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REGISTRANT'S NAME MTU Aero Engines Holding AG

*CURRENT ADDRESS Dachauer Str. 665
80995 Munich
Germany

PROCESSED
OCT 25 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

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DAT : 10/24/05

Amtsgericht München
-Registergericht-
Infanteriestr. 5
80097 München
Tel.: 089/5597-3413
Fax: 089/5597-3560

München, den 13.02.2004

Geschäftsnummer: HRB 151251
(bitte immer angeben)

Blade Erste Holding GmbH
c/o MTU Aero Engines GmbH
Corporate Development & Legal Affairs
Dachauer Str. 665

80995 München

Mitteilung über die Eintragung im Handelsregister B München
Betreff: **Blade Erste Holding GmbH, Sitz: München, HRB 151251, Fall Nr. 1**
Ihr Zeichen:

Unter der oben angegebenen Registernummer ist im Handelsregister B München nachfolgendes eingetragen worden:

1.
Nummer der Eintragung: 1

2.
a) Firma:
Blade Erste Holding GmbH

b) Sitz:
München

c) Gegenstand des Unternehmens:
Erwerb, Halten, Verwalten und Veräußerung von Beteiligungen ananderen Unternehmen, insbesondere einer Beteiligung an der Deukalion Zwanzigste Vermögensverwaltungs-GmbH, zukünftig firmierend unter Blade Zweite Holding GmbH mit dem Sitz in Frankfurt am Main

3.
Grund- oder Stammkapital:
25.000,00 EUR

4.
a) Allgemeine Vertretungsregelung:
Ist nur ein Geschäftsführer bestellt, so vertritt er die Gesellschaft allein. Sind mehrere Geschäftsführer bestellt, so wird die Gesellschaft durch zwei Geschäftsführer oder durch einen Geschäftsführer gemeinsam mit einem Prokuristen vertreten.

b) Vertretungsberechtigte und besondere Vertretungsbefugnis:
Geschäftsführer:
Huth, Johannes, London/Großbritannien, *27.05.1960
einzelvertretungsberechtigt; mit der Befugnis, im Namen der Gesellschaft mit sich im eigenen Namen oder als Vertreter eines Dritten Rechtsgeschäfte abzuschließen.

6.

a) Gesellschaftvertrag / Satzung:
Gesellschaft mit beschränkter Haftung
Gesellschaftsvertrag vom 15.07.2003, zuletzt geändert am 05.11.2003.

Die Gesellschafterversammlung vom 03.12.2003 hat die Änderung des § 1 (Sitz, bisher Frankfurt am Main, Amtsgericht Frankfurt am Main HRB 57350) der Satzung beschlossen.

7.

a) Tag der Eintragung und Bestätigung:
13.02.2004
Dr. Willer

b) Bemerkungen:
Beschluss Bl. 5 SB;
neue Satzung Bl. 8 SB;

Dieses Schreiben wurde maschinell erstellt und ist auch ohne Unterschrift wirksam.

Achtung!
Es wird darauf hingewiesen, dass häufig private "Wirtschaftsverlage" Rechnungen für Eintragungen in private Register kurz nach Veröffentlichung einer Eintragung stellen.
*Es handelt sich hierbei **nicht** um die Rechnung für die Eintragung in das öffentliche Handelsregister.*
*Diese Rechnung kommt **ausschließlich von der Landesjustizkasse Bamberg**!*

URNr. S0404 / 2004

Vom 10.03.2004

Beglaubigte Abschrift

2

he

An das
Amtsgericht München
-Registergericht-

80315 München

Firma Blade Erste Holding GmbH
künftig: MTU Aero Engines Erste Holding GmbH
mit dem Sitz in München
Anschrift: 80995 München, Dachauer Straße 665

HRB Nr. 1 5 1 2 5 1

Es wird überreicht:

a) beglaubigte Abschrift der Niederschrift über eine Gesellschafterversammlung des beglaubigenden Notars;

b) bescheinigte Neufassung der Satzung;

und zur Eintragung in das Handelsregister angemeldet:

1. Die Firma der Gesellschaft ist geändert. Sie lautet künftig wie folgt:

   MTU Aero Engines Erste Holding GmbH

   Demgemäß ist § 1 Ziffer (1) des Gesellschaftsvertrages (Satzung) geändert und, wie in der Niederschrift enthalten, neu gefaßt.

2. § 2 Ziffer (1) des Gesellschaftsvertrages (Satzung) ist geän-

dert und, wie in der Niederschrift enthalten, neu gefasst.

Der Notar wies darauf hin, daß er keine steuerlichen Auskünfte erteilt.

Es wird festgestellt, daß die Notare Prof. Dr. Geimer und Dr. Graf von Stosch sowie die Notarvertreterin Sylvia Rundel außerhalb ihrer Amtstätigkeit in der gegenwärtigen Angelegenheit nicht tätig sind oder waren.

Nach Vollzug dieser Anmeldung wird um Erteilung von drei beglaubigten Handelsregisterauszügen auf Kosten der Gesellschaft gebeten. Einer dieser Auszüge ist an den beglaubigenden Notar, die beiden weiteren an die Gesellschaft selbst zu senden.

Bei dieser Anmeldung handelt nach Angabe Frau Nikola Zacherl für den einzelvertretungsberechtigten Geschäftsführer, Herrn Johannes Huth aufgrund Vollmacht.

München, den 10.03.2004

(Nikola Zacherl)

URNr. S0404 / 2004

Ich beglaubige die Echtheit der vorstehenden, vor mir vollzogenen Unterschrift von

Frau Nikola **Zacherl**,
geboren am 4. September 1969, Rechtsanwältin,
80995 München, Dachauer Straße 665,
von Person bekannt und bereits früher identifiziert.

München, den zehnten März
zweitausendvier

Sylvia Rundel
Notarvertreterin

Vorgang: Blade Zweite Verwaltung Anm.

URNr. S0430/2004
vom 11. März 2004

e/hk

Beglaubigte Abschrift

3

RECEIVED
2005 ... 24 P 9:02

Gesellschaftsvertrag

§ 1

(1) Die Firma der Gesellschaft lautet:

MTU Aero Engines Erste Holding GmbH

(2) Sitz der Gesellschaft ist München.

§ 2

(1) Gegenstand des Unternehmens ist der Erwerb, Halten, Verwalten und die Veräußerung von Beteiligungen an anderen Unternehmen, insbesondere einer Beteiligung an der MTU Aero Engines Zweite Holding GmbH mit dem Sitz in München.

(2) Die Gesellschaft kann innerhalb oder außerhalb des Landes gleiche oder ähnliche Unternehmungen erwerben, sich an solchen beteiligen oder Niederlassungen eröffnen.

§ 3

Das Stammkapital der Gesellschaft beträgt EUR 25.000,-- und ist voll eingezahlt.

§ 4

(1) Die Gesellschaft hat einen oder mehrere Geschäftsführer.

(2) Ein Geschäftsführer vertritt die Gesellschaft alleine, solange er einziger Geschäftsführer ist. Hat die Gesellschaft mehr als einen Geschäftsführer, wird sie entweder durch zwei Geschäftsführer gemeinsam oder durch einen Geschäftsführer zusammen mit einem Prokuristen vertreten.

(3) Der Gesellschafter kann allen oder einzelnen Geschäftsführern das Recht zusprechen, die Gesellschaft allein zu vertreten, und/oder sie von den Beschränkungen des § 181 BGB befreien.

(4) Der Gesellschafter hat das Recht, durch Geschäftsanweisung Geschäfte von seiner vorherigen Zustimmung abhängig zu machen.

(5) Die Geschäftsführer sind ermächtigt, für die Gesellschaft bis zu ihrer Eintragung im Handelsregister (Vorgesellschaft) zu handeln, sofern das Vermögen der Gesellschaft dadurch nicht unter den Betrag des Stammkapitals gemindert wird.

(6) Die Gesellschafterversammlung kann einen Geschäftsführer auch dann von den Beschränkungen des § 181 BGB befreien, wenn sich alle Geschäftsanteile der Gesellschaft in der Hand dieses Geschäftsführers oder daneben in der Hand der Gesellschaft befinden, und zwar auch dann, wenn es sich um den alleinigen Geschäftsführer handelt.

§ 5

Das Geschäftsjahr ist das Kalenderjahr.

§ 6

(1) Für die Aufstellung und Prüfung des Jahresabschlusses und des Lageberichts gelten die gesetzlichen Vorschriften.

(2) Der Gesellschafter entscheidet über die Gewinnverwendung.

§ 7

(1) Der Gesellschafter hat Anspruch auf den Jahresüberschuß nur, soweit ein entsprechender Beschluß der Gesellschafterversammlung über eine teilweise oder vollständige Ausschüttung ergangen ist.

(2) Die Geschäftsführer sind nicht befugt, außerhalb eines den gesetzlichen Vorschriften entsprechenden Gewinnverteilungsbeschlusses dem Gesellschafter oder ihm nahestehenden Personen oder Gesellschaften Vorteile irgendwelcher Art vertragsmäßig oder durch einseitige Handlungen zuzuwenden.

(3) Die Empfänger sind verpflichtet, ihnen entgegen diesen Bestimmungen zugewendete Vorteile zurückzuerstatten oder entsprechenden Wertersatz zu leisten.

(4) Ist der Empfänger ein Dritter und kein Gesellschafter und ist der Anspruch gemäß (3) aufgrund eines über die Zuwendung abgeschlossenen Vertrages oder aus sonstigen rechtlichen Gründen nicht begründet, so ist der ihm nahestehende Gesellschafter der Gesellschaft zum Wertausgleich verpflichtet.

Die Gesellschaft ist auch insoweit zur Aufrechnung mit künftigen Gewinnansprüchen berechtigt.

(5) Beschlüsse über die Gewinnverwendung eines Jahres, in dem unzulässige Zuwendungen stattgefunden haben, sind nichtig, sofern sie vor Bekanntwerden oder vor Erkenntnis der Unzulässigkeit gefaßt worden sind. Über die Gewinnverwendung ist unter Berücksichtigung der verdeckten Gewinnausschüttung erneut Beschluß zu fassen.

§ 8

Veröffentlichungen der Gesellschaft erfolgen nur im Bundesanzeiger.

§ 9

Die Gründungskosten (Notariatsgebühren, Gerichtskosten u.a.) in Höhe von ca. € 800,00 trägt der Gesellschafter.

URNr. S0430/2004

Zur vorstehenden Satzung der Firma

MTU Aero Engines Erste Holding GmbH

mit dem Sitz in München,
wird hiermit bescheinigt, daß die geänderten Bestimmungen des Gesellschaftsvertrages mit den Beschlüssen über die Änderungen des Gesellschaftsvertrages vom 10. März 2004, URNr. S 403/2004 des Notars Dr. Rüdiger Graf von Stosch in München und die unveränderten Bestimmungen mit dem zuletzt zum Handelsregister eingereichten vollständigen Wortlaut des Gesellschaftsvertrages übereinstimmen.

Danach hat der Gesellschaftsvertrag nach Eintragung der beschlossenen Gesellschaftsvertragsänderungen in das Handelsregister den vorstehenden Wortlaut.

München, den elften März
zweitausendvier

Sylvia Rundel
Notarvertreterin

4

->Dieser Ausdruck wird nicht unterschrieben und gilt als beglaubigte Abschrift<-		
Handelsregister B des Amtsgerichts München	Abteilung B Wiedergabe des aktuellen Registerinhalts Abruf vom 23.3.2004 13:11	Nummer der Firma: **HRB 151251**
-Amtlicher Ausdruck-	Seite 1 von 2	

1. **Anzahl der bisherigen Eintragungen:**

   2

2. **a) Firma:**

   MTU Aero Engines Erste Holding GmbH

   b) Sitz:

   München

   c) Gegenstand des Unternehmens:

   Erwerb, Halten, Verwalten und Veräußerung von Beteiligungen an anderen Unternehmen, insbesondere einer Beteiligung an der MTU Aero Engines Zweite Holding GmbH mit dem Sitz in München.

3. **Grund- oder Stammkapital:**

   25.000,00 EUR

4. **a) Allgemeine Vertretungsregelung:**

   Ist nur ein Geschäftsführer bestellt, so vertritt er die Gesellschaft allein. Sind mehrere Geschäftsführer bestellt, so wird die Gesellschaft durch zwei Geschäftsführer oder durch einen Geschäftsführer gemeinsam mit einem Prokuristen vertreten.

   b) Vertretungsberechtigte und besondere Vertretungsbefugnis:

   Einzelvertretungsberechtigt; mit der Befugnis, im Namen der Gesellschaft mit sich im eigenen Namen oder als Vertreter eines Dritten Rechtsgeschäfte abzuschließen:
   Geschäftsführer: Huth, Johannes, London/Großbritannien, *27.05.1960

5. **Prokura:**

   ---

6. **a) Gesellschaftsvertrag / Satzung:**

   Gesellschaft mit beschränkter Haftung

   Gesellschaftsvertrag vom 15.07.2003
   Zuletzt geändert durch Beschluss vom 10.03.2004

   b) Sonstige Rechtsverhältnisse:

   ---

7. **a) Tag der letzten Eintragung:**

->Dieser Ausdruck wird nicht unterschrieben und gilt als beglaubigte Abschrift<-		
Handelsregister B des Amtsgerichts München	Abteilung B Wiedergabe des aktuellen Registerinhalts Abruf vom 23.3.2004 13:11	Nummer der Firma: **HRB 151251**
-Amtlicher Ausdruck-	Seite 2 von 2	

18.03.2004

München, 23.03.2004
Der Ausdruck bezeugt den Inhalt des Handelsregisters
Birkner, Justizangestellte
Urkundsbeamter der Geschäftsstelle

Beglaubigte Abschrift

5

URNr. S0776 / 2004
Vom 22.04.2004

ml

Urk. Rolle Nr. S0776 / 2004

Niederschrift über eine Gesellschafterversammlung

Heute, den zweiundzwanzigsten April
zweitausendvier

- 22.04.2004 -

erschien vor mir, dem unterzeichneten Notar

Dr. Rüdiger Graf von Stosch
mit dem Amtssitz in München,
-Amtsstelle in München, Maximiliansplatz 10-

in den Geschäftsräumen der Firma MTU Aero Engines GmbH, 80995 München, Dachauer Straße 665, wohin ich mich auf Ansuchen begab:

Herr Ulrich **Passow**,
geboren am 30. März 1959, Rechtsanwalt,
80639 München, Richildenstraße 20,
von Person bekannt und bereits früher identifiziert,
nach seiner Erklärung hier handelnd für die Firma
Blade Lux Holding Two S.a.r.l.
mit dem Sitz in Luxembourg,
aufgrund Vollmacht, welche heute in Urschrift vorlag und dieser Urkunde in beglaubigter Abschrift beigefügt ist.

Der Erschienene stellte fest, daß die Notare Prof. Dr. Geimer und Dr. Graf von Stosch außerhalb ihrer Amtstätigkeit in der gegenwärtigen Angelegenheit nicht tätig sind oder waren.

Der Erschienene erklärte eine Gesellschafterversammlung

der vorgenannten Gesellschaft ab.

Auf Einhaltung aller nicht zwingenden Frist- und Formvorschriften hinsichtlich Einberufung und Abhaltung einer Gesellschafterversammlung wird verzichtet und festgestellt, daß die Gesellschafterversammlung als Vollversammlung beschlußfähig ist.

Beschlossen wird mit allen Stimmen was folgt:

Der gesamte Gesellschaftsvertrag (Satzung) der Gesellschaft wird geändert und, wie in der

Anlage

zu dieser Urkunde enthalten, neu gefasst.

Die Anlage bildet einen wesentlichen Bestandteil dieser Urkunde. Auf sie wird verwiesen.

III.

Die Kosten dieser Urkunde trägt die Gesellschaft.

Von dieser Urkunde erhalten:
Die Alleingesellschafterin,
die Gesellschaft
das Amtsgericht -Registergericht-
je eine beglaubigte Abschrift.

Hierüber Niederschrift:

DR. RÜDIGER GRAF V. STOSCH NOTAR IN MÜNCHEN

Dr. Rüdiger Graf von Stosch
Notar

Anlage

GESELLSCHAFTSVERTRAG

§ 1 FIRMA, SITZ

(1) Die Gesellschaft hat die Firma

MTU Aero Engines Erste Holding GmbH.

(2) Sitz der Gesellschaft ist München.

§ 2 UNTERNEHMENSGEGENSTAND

(1) Gegenstand des Unternehmens ist der Erwerb, Halten, Verwalten und die Veräußerung von Beteiligungen an anderen Unternehmen, insbesondere einer Beteiligung an der MTU Aero Engines Zweite Holding GmbH, mit dem Sitz in München.

(2) Die Gesellschaft kann innerhalb oder außerhalb des Landes gleiche oder ähnliche Unternehmungen erwerben, sich an solchen beteiligen oder Niederlassungen eröffnen.

§ 3 STAMMKAPITAL

Das Stammkapital der Gesellschaft beträgt EUR 25.000,-- und ist voll eingezahlt.

Jeder Geschäftsanteil kann zum Zweck der Veräußerung und Vererbung nur so in durch 1000 teilbare Beträge zerlegt werden, dass jeder Geschäftsanteil mindestens 1.000,-- EUR betragen muss. Voll einbezahlte Geschäftsanteile eines Gesellschafters können durch Gesellschafterbeschluss zu einem einheitlichen Geschäftsanteil zusammengelegt werden.

§ 4 GESCHÄFTSJAHR

Das Geschäftsjahr ist das Kalenderjahr.

§ 5 **EINZIEHUNG VON GESCHÄFTSANTEILEN**

Im Falle der Insolvenz eines Gesellschafters werden dessen Geschäftsanteile gegen Entgelt ganz oder zum Teil auf Beschluss der übrigen Gesellschafter ohne Zustimmung des Anteilsberechtigten eingezogen. Für die Festsetzung des Einziehungsentgeltes ist der angemessene anteilige Wert des Gesellschaftsvermögens, mindestens der anteilige Liquidationswert im Zeitpunkt des Einziehungsbeschlusses, maßgebend. Für den Fall, dass nach Passivierung des Einziehungsentgeltes das Stammkapital angegriffen werden sollte, sind die verbleibenden Gesellschafter in dieser Höhe zum Nachschuss verpflichtet.

§ 6 **ORGANE DER GESELLSCHAFT**

Die Organe der Gesellschaft sind:

a) die Geschäftsführer

b) der Aufsichtsrat

c) die Gesellschafterversammlung

d) der Beirat.

§ 7 **GESCHÄFTSFÜHRUNG**

1) Die Zahl der Geschäftsführer wird von den Gesellschaftern bestimmt. Die Geschäftsführung besteht aus mindestens zwei Mitgliedern. Die Geschäftsführer werden nach dem Mitbestimmungsgesetz vom Aufsichtsrat bestellt und abberufen.

2) Die Geschäftsführung erfolgt nach Maßgabe der Gesetze und des Gesellschaftsvertrages sowie nach einer von den Gesellschaftern zu beschließenden Geschäftsordnung, in der insbesondere bestimmte Arten von Geschäften festgelegt werden können, die der vorherigen Zustimmung des Beirats, oder in dringenden Fällen des Vorsitzenden des Beirats, bedürfen.

§ 8 **VERTRETUNG DER GESELLSCHAFT**

1) Die Gesellschaft wird durch zwei Geschäftsführer oder durch einen Geschäftsführer gemeinschaftlich mit einem Prokuristen vertreten.

2) Die Gesellschaft kann mit den gesetzlichen Einschränkungen auch durch zwei Prokuristen vertreten werden.

3) Der Aufsichtsrat kann aufgrund eines Gesellschafterbeschlusses einem oder mehreren Geschäftsführern der Gesellschaft Einzelvertretungsmacht erteilen und/oder diesen oder diese allgemein oder im Einzelfall von den Beschränkungen des § 181 BGB befreien.

§ 9 ZUSAMMENSETZUNG UND AMTSDAUER DES AUFSICHTSRATS

1) Die Besetzung des Aufsichtsrats richtet sich nach den geltenden gesetzlichen Bestimmungen. Die Wahl der Aufsichtsratsmitglieder erfolgt für die Zeit bis zur Beendigung der Gesellschafterversammlung, die über die Feststellung des Jahresabschlusses für das vierte Geschäftsjahr nach dem Beginn der Amtszeit beschließt. Hierbei wird das Geschäftsjahr, in dem die Amtszeit beginnt, nicht mitgerechnet. Für die Aufsichtsratsmitglieder der Gesellschafter kann bei Bestellung eine kürzere Amtszeit bestimmt werden.

2) Die Gesellschafter können gleichzeitig für die von ihnen zu bestellenden Aufsichtsratsmitglieder Ersatzmitglieder wählen. Diese treten in der von den Gesellschaftern bestimmten Reihenfolge an die Stelle ausgeschiedener Mitglieder.
Das Aufsichtsratsamt eines nachgerückten Ersatzmitglieds erlischt, sobald die Gesellschafter eine Nachwahl vorgenommen haben, spätestens mit dem Ende der Amtszeit des ausgeschiedenen Aufsichtsratsmitglieds.
Die Wahl von Ersatzmitgliedern für Aufsichtsratsmitglieder der Arbeitnehmer richtet sich nach den Vorschriften des Mitbestimmungsgesetzes.
Nachwahlen gelten in jedem Fall für den Rest der Amtszeit des vorzeitig ausgeschiedenen Mitglieds.

3) Scheidet ein Aufsichtsratsmitglied vor Ablauf seiner Amtszeit aus dem Aufsichtsrat aus, ohne dass ein Ersatzmitglied nachrückt, so erfolgt die Bestellung des Nachfolgers für den Rest der Amtszeit des ausgeschiedenen Mitglieds.

4) Jedes Mitglied des Aufsichtsrats kann sein Amt unter Einhaltung einer vierwöchigen Kündigungsfrist ohne Angabe von Gründen durch schriftliche Mitteilung an den Vorsitzenden des Aufsichtsrats und die Geschäftsführung niederlegen. Eine Niederlegung aus wichtigem Grund ist jederzeit ohne Kündigungsfrist möglich.

§ 10 DER VORSITZENDE DES AUFSICHTSRATS UND SEIN STELLVERTRETER

1) Der Aufsichtsrat wählt nach dem Mitbestimmungsgesetz aus seiner Mitte einen Vorsitzenden und einen Stellvertreter.

2) Scheidet der Vorsitzende oder sein Stellvertreter vor Ablauf der Amtszeit aus, wird unverzüglich ein Nachfolger des Ausgeschiedenen für dessen restliche Amtszeit gewählt.

§ 11 SITZUNGEN, BESCHLÜSSE UND WILLENSERKLÄRUNGEN DES AUFSICHTSRATS

1) Der Vorsitzende des Aufsichtsrats - im Fall seiner Verhinderung sein Stellvertreter - beruft die Sitzungen des Aufsichtsrats ein. Die Einberufung erfolgt schriftlich, per Telefax oder mittels elektronischer Kommunikationsmittel - auch kombiniert - unter Einhaltung einer Frist von einer Woche. In ihr sind die einzelnen Gegenstände der Tagesordnung so eindeutig anzugeben, dass bei der Sitzung abwesende Aufsichtsratsmitglieder von ihrem Recht der schriftlichen Stimmabgabe Gebrauch machen können. In dringenden Fällen kann die Einberufungsfrist bis auf drei Tage abgekürzt werden.

2) Ist ein Tagesordnungspunkt nicht ordnungsgemäß angekündigt worden, darf hierüber nur beschlossen werden, wenn kein Aufsichtsratsmitglied widerspricht. Abwesenden Aufsichtsratsmitgliedern ist in einem solchen Fall Gelegenheit zu geben, binnen einer vom Vorsitzenden festzusetzenden angemessenen Frist der Beschlussfassung nachträglich zu widersprechen; der Beschluss wird erst wirksam, wenn die abwesenden Aufsichtsratsmitglieder innerhalb der Frist nicht widersprochen haben.

3) Der Aufsichtsrat ist beschlussfähig, wenn alle Mitglieder des Aufsichtsrats unter der zuletzt bekannt gegebenen Adresse eingeladen wurden und mindestens die Hälfte der Aufsichtsratsmitglieder an der Beschlussfassung teilnimmt.

4) Der Vorsitzende des Aufsichtsrats - im Fall seiner Verhinderung sein Stellvertreter - leitet die Sitzung des Aufsichtsrats und bestimmt die Reihenfolge der Verhandlungsgegenstände sowie die Art der Abstimmung.

5) Ist bei einer Beschlussfassung nicht die gleiche Anzahl von Anteilseigner- und Arbeitnehmervertretern anwesend und lassen die fehlenden Aufsichtsratsmitglieder nicht

schriftliche Stimmabgaben überreichen, ist die Beschlussfassung auf Antrag von mindestens zwei anwesenden Aufsichtsratsmitgliedern zu vertragen. Im Fall einer Vertagung findet die erneute Beschlussfassung, sofern keine besondere Aufsichtsratssitzung einberufen wird, in der nächsten turnusmäßigen Sitzung statt. Ein nochmaliges Minderheitsverlangen auf Vertagung ist bei der erneuten Beschlussfassung nicht zulässig.

6) Die Beschlüsse werden mit einfacher Mehrheit der abgegebenen Stimmen gefasst, soweit nicht gesetzlich andere Mehrheiten vorgeschrieben sind. Bei Feststellung des Abstimmungsergebnisses werden Stimmenthaltungen nicht mitgezählt.
Ergibt eine Abstimmung Stimmengleichheit, bestimmt der Vorsitzende des Aufsichtsrats - im Fall seiner Verhinderung sein Stellvertreter -, ob und wann die Abstimmung wiederholt wird. Ergibt sich auch bei der erneuten Abstimmung Stimmengleichheit, hat der Vorsitzende des Aufsichtsrats zwei Stimmen.

7) Abwesende Aufsichtsratsmitglieder können dadurch an der Beschlussfassung des Aufsichtsrats und seiner Ausschüsse teilnehmen, dass sie schriftliche Stimmabgaben durch andere Aufsichtsratsmitglieder überreichen lassen. Dies gilt auch für die zweite Stimme des Vorsitzenden des Aufsichtsrats.

8) Der Vorsitzende des Aufsichtsrats - im Fall seiner Verhinderung sein Stellvertreter - kann einen Beschluss des Aufsichtsrats im Wege einer schriftlichen, telefonischen, per Telefax oder per E-Mail durchgeführten Abstimmung herbeiführen, wenn kein anderes Mitglied diesem Verfahren innerhalb einer vom Vorsitzenden bestimmten angemessenen Frist widerspricht.

9) Der Vorsitzende des Aufsichtsrats - im Fall seiner Verhinderung sein Stellvertreter - gibt die Willenserklärungen des Aufsichtsrats und seiner Ausschüsse ab und führt deren Schriftwechsel.

10) Der Aufsichtsrat kann über gesetzliche Pflichtausschüsse hinaus weitere Ausschüsse bilden. Beschließende Ausschüsse haben aus mindestens drei Mitgliedern zu bestehen. Der Aufsichtsrat bestimmt, soweit nicht zwingend gesetzliche Vorschriften entgegenstehen, den jeweiligen Ausschussvorsitzenden.
Für die Beschlussfassung in Ausschüssen gelten die Bestimmungen für die Beschlussfassung des Aufsichtsrats nach Absatz 6 bis 9 entsprechend. Dies gilt entsprechend auch für die zweite Stimme des jeweiligen Ausschussvorsitzenden.

§ 12 **AUFSICHTSRATSVERGÜTUNG**

Die Mitglieder des Aufsichtsrats erhalten für ihre Tätigkeit eine von der Gesellschafterversammlung festzulegende Vergütung und Ersatz ihrer Auslagen.
Unterliegen die Vergütung und der Auslagenersatz der Umsatzsteuer, so wird der Steuerbetrag von der Gesellschaft ersetzt.

§ 13 **ZUSTÄNDIGKEIT DER GESELLSCHAFTER**

Die Gesellschafter sind für alle Angelegenheiten der Gesellschaft zuständig, die nicht einem Organ durch Gesetz oder Satzung zur ausschließlichen Zuständigkeit überwiesen sind.

§ 14 **GESELLSCHAFTERBESCHLÜSSE**

1) Beschlüsse der Gesellschafter können in Versammlungen und - soweit gesetzlich zulässig - schriftlich, per Telefax oder mittels elektronischer Kommunikationsmittel - auch kombiniert - gefasst werden.

2) Ein Gesellschafter kann ein Stimmrecht für sich oder für andere auch dann ausüben, wenn er durch eine Beschlussfassung von einer Verbindlichkeit befreit werden soll. Das Gleiche gilt von der Beschlussfassung, welche die Vornahme eines Rechtsgeschäfts oder die Einleitung oder Erledigung eines Rechtsstreits einem Gesellschafter gegenüber betrifft.

§ 15 **GESELLSCHAFTERVERSAMMLUNG**

1) Die Gesellschafterversammlung ist beschlussfähig, wenn die Mehrheit des stimmberechtigten Kapitals vertreten ist.

2) Über die Beschlüsse der Versammlung ist, soweit nicht notarielle Beurkundung gesetzlich vorgeschrieben, eine Niederschrift anzufertigen, die vom Versammlungsleiter zu unterzeichnen ist.

§ 16 **EINBERUFUNG UND ORT DER GESELLSCHAFTERVERSAMMLUNGEN**

1) Die Gesellschafterversammlungen werden durch die Geschäftsführer unter Mitteilung der Tagesordnung und Einhaltung einer Frist von zwei Wochen einberufen. Der Tag

der Absendung der Einladung und der Tag der Versammlung werden nicht mitgerechnet.

2) Gesellschafterversammlungen sind auch dann einzuberufen, wenn dies von Gesellschaftern, deren Geschäftsanteile zusammen mindestens dem zehnten Teil des Stammkapitals entsprechen, unter Angabe des Zwecks und der Gründe schriftlich verlangt wird.

3) Die Gesellschafterversammlungen finden am Sitz der Gesellschaft statt, falls nicht in der Einladung ein anderer Ort in der Bundesrepublik bestimmt wird.

4) Auf die gesetzlichen und satzungsmäßigen Form- und Fristerfordernisse kann bei Zustimmung aller Gesellschafter verzichtet werden.

§ 17 BEIRAT

1) Die Gesellschaft hat einen Beirat. Der Beirat besteht aus mindestens zwei Mitgliedern. Die Zahl der Mitglieder wird von der Gesellschafterversammlung bestimmt. Mitglieder des Beirats können Gesellschafter, Aufsichtsratsmitglieder oder außenstehende Dritte sein. Dem Beirat dürfen nicht angehören Geschäftsführer sowie Abschlussprüfer der Gesellschaft.

2) Die Mitglieder des Beirats werden von der Gesellschafterversammlung gewählt und abberufen. Die Amtszeit beträgt fünf Jahre. Sie können während der Amtszeit jederzeit abberufen werden. Die Mitglieder des Beirats können ihr Amt auch ohne Angabe von Gründen jederzeit durch schriftliche Mitteilung gegenüber der Gesellschaft niederlegen.

3) Der Beirat wählt aus seiner Mitte mit einfacher Mehrheit einen Vorsitzenden. Kommt keine Mehrheit zustande, wird der Vorsitzende durch die Gesellschafterversammlung bestimmt.

4) Der Beirat hat die Aufgabe, die Geschäftsführer zu unterstützen und zu überwachen. Einzelheiten können durch die Gesellschafterversammlung geregelt werden. Die der Gesellschafterversammlung und dem Aufsichtsrat durch Gesetz und Satzung zwingend zugewiesenen Rechte und Pflichten, insbesondere Zustimmungs- und Informationsrechte, bleiben unberührt.

5) Die Beschlussfassung erfolgt durch einfache Mehrheit. Wird diese Mehrheit nicht erreicht, so hat eine erneute Abstimmung stattzufinden, bei welcher der Vorsitzende

zwei Stimmen hat. Besteht der Beirat nur aus zwei Mitgliedern, hat stattdessen die Gesellschafterversammlung zu entscheiden.

6) Die Vergütung der Mitglieder des Beirats wird durch Gesellschafterbeschluss festgelegt.

7) Auf den Beirat finden § 52 Absatz 1 GmbHG und die dort genannten aktienrechtlichen Bestimmungen keine Anwendung.

§ 18 JAHRESABSCHLUSS/GEWINNVERWENDUNG

1) Für die Aufstellung und Prüfung des Jahresabschlusses und des Lageberichts geltend die gesetzlichen Vorschriften.

2) Der Gesellschafter entscheidet über die Gewinnverwendung.

3) Der Gesellschafter hat Anspruch auf den Jahresüberschuss nur, soweit ein entsprechender Beschluss der Gesellschafterversammlung über eine teilweise oder vollständige Ausschüttung ergangen ist.

4) Die Geschäftsführer sind nicht befugt, außerhalb eines den gesetzlichen Vorschriften entsprechenden Gewinnverteilungsbeschlusses dem Gesellschafter oder ihm nahestehenden Personen oder Gesellschaften Vorteile irgendwelcher Art vertragsmäßig oder durch einseitige Handlungen zuzuwenden.

5) Die Empfänger sind verpflichtet, ihnen entgegen diesen Bestimmungen zugewendete Vorteile zurückzuerstatten oder entsprechenden Wertersatz zu leisten.

6) Ist der Empfänger ein Dritter und kein Gesellschafter und ist der Anspruch gemäß (5) aufgrund eines über die Zuwendung abgeschlossenen Vertrages oder aus sonstigen rechtlichen Gründen nicht begründet, so ist der ihm nahestehende Gesellschafter der Gesellschaft zum Wertausgleich verpflichtet.
Die Gesellschaft ist auch insoweit zur Aufrechnung mit künftigen Gewinnansprüchen berechtigt.

7) Beschlüsse über die Gewinnverwendung eines Jahres, in dem unzulässige Zuwendungen stattgefunden haben, sind nichtig, sofern sie vor Bekanntwerden oder vor Erkenntnis der Unzulässigkeit gefasst worden sind. Über die Gewinnverwendung ist unter Berücksichtigung der verdeckten Gewinnausschüttung erneut Beschluss zu fassen.

§ 19 BEKANNTMACHUNGEN

Veröffentlichungen der Gesellschaft erfolgen nur im Bundesanzeiger.

§ 20 GRÜNDUNGSKOSTEN

Die Gründungskosten (Notariatsgebühren, Gerichtskosten u.a.) in Höhe von ca. € 800,00 trägt der Gesellschafter.

Beglaubigte Abschrift

VOLLMACHT

ca.

Wir, die Blade Lux Holding Two S.à.r.l., Luxembourg, eingetragen im Registre de Commerce et des Société Luxembourg unter B 96833, als Alleingesellschafterin der **Blade Erste Holding GmbH**, München, eingetragen unter HRB 151251 im Handelsregister des Amtsgerichtes München, bevollmächtigen hiermit, jeweils einzeln und unter Befreiung von den Beschränkungen des § 181 BGB

1. Herrn Ulrich Passow, Rechtsanwalt, geschäftsansässig bei der MTU Aero Engines GmbH, Dachauer Straße 665, 80995 München;
2. Frau Nikola Zacherl, Rechtsanwältin, geschäftsansässig bei der MTU Aero Engines GmbH, Dachauer Straße 665, 80995 München

für und im Namen der Gesellschafterin jegliche Vereinbarung, notarielle Urkunde und Bescheinigung, die jetzt oder später in Bezug auf die Vornahme von Änderungen des Gesellschaftsvertrages, insbesondere hinsichtlich der Umfirmierung, Änderung des Gegenstands des Unternehmens sowie der Errichtung bzw. Schaffung von Vorschriften für einen Beirat und einen mitbestimmten Aufsichtsrat notwendig sind oder werden oder angemessen erscheinen, zu unterzeichnen, abzuschließen oder zu ergänzen, und eine oder mehrere Gesellschafterversammlungen im Hinblick auf die Umfirmierung, die Änderung des Gegenstands des Unternehmens, die Schaffung von Vorschriften für einen Beirat und einen mitbestimmten Aufsichtsrat und die entsprechende Satzungsänderung abzuhalten und zu unterzeichnen.

München, den 02. März 2004

Blade Lux Holding Two S.à.r.l.

Johannes Huth

Reinhard Gohrenflos

Vorstehende Abschrift stimmt mit
der Urschrift überein.
Dies beglaubige ich.

München, den 23. April 2004

Dr. Graf von Stosch
Notar

Beglaubigte Abschrift

6

URNr. S0777 / 2004
Vom 22.04.2004

ml

RECEIVED
2005 ... 24 P ...
OFFICE OF ...
CORPORATE ...

An das
Amtsgericht München
-Registergericht-

80315 München

Firma **MTU Aero Engines Erste Holding GmbH**
mit dem Sitz in München,
Anschrift: 80995 München, Dachauer Straße 665

HRB Nr. 1 5 1 2 5 1

Es wird überreicht:

a) beglaubigte Abschrift der Niederschrift über eine Gesellschafterversammlung des Notars Dr. Rüdiger Graf von Stosch in München, samt der in der Anlage enthaltenen Neufassung des Gesellschaftsvertrages (Satzung);
b) bescheinigte Neufassung der Satzung;
c) Original des Gesellschafterbeschlusses;

und zur Eintragung in das Handelsregister angemeldet:

1. Der gesamte Gesellschaftsvertrag (Satzung) der Gesellschaft ist geändert und, wie in der Anlage zur Niederschrift enthalten, neu gefasst.

2. Herr Johannes Huth ist nicht mehr Geschäftsführer der Gesellschaft.

3. Herr Dr. Klaus Steffens, geboren am 8. Februar 1950, Bernried, Herr Dr. Michael Süß, geboren am 25. Dezember 1963, Starnberg, und Herr Reiner Winkler, geboren am 31. Juli 1961, Riemerling, sind zu neuen Geschäftsführern der Gesellschaft

bestellt.

Sie vertreten die Gesellschaft jeweils satzungsgemäß und sind jeweils berechtigt, die Gesellschaft bei der Vornahme von Rechtsgeschäften mit sich selbst oder als Vertreter eines Dritten uneingeschränkt zu vertreten.

Zur Aufbewahrung bei Gericht zeichnen sie ihre Namensunterschriften wie folgt:

(Dr. Klaus Steffens) (Dr. Michael Süß)

(Reiner Winkler)

Sie geben sodann noch folgende Versicherung ab:

Wir versichern, daß wir wegen einer Straftat nach den §§ 283 bis 283 d Strafgesetzbuch nicht verurteilt worden sind und uns weder durch gerichtliches Urteil noch durch die vollziehbare Entscheidung einer Verwaltungsbehörde im In- und Ausland die Ausübung eines Berufes, Berufszweiges, Gewerbes oder Gewerbezweiges untersagt worden ist.

Wir sind von dem beglaubigenden Notar darüber belehrt worden, daß wir zur unbeschränkten Auskunft hierüber verpflichtet sind und daß falsche Angaben insofern strafbar nach § 82 I GmbHG (Freiheitsstrafe oder Geldstrafe) sind. Wir sind gegenüber dem Gericht voll auskunftspflichtig im Sinne des Bundeszentralregistergesetzes.

4. Die abstrakte Vertretungsregelung wird wie folgt neu zur Eintragung in das Handelsregister angemeldet:

   1) Die Geschäftsführung besteht aus mindestens zwei Mitgliedern. Die Gesellschaft wird durch zwei Geschäftsführer oder durch einen Geschäftsführer gemeinschaftlich mit einem Prokuristen vertreten.

   2) Die Gesellschaft kann mit den gesetzlichen Einschränkungen auch durch zwei Prokuristen vertreten werden.

   3) Der Aufsichtsrat kann aufgrund eines Gesellschafterbeschlusses einem oder mehreren Geschäftsführern der Gesellschaft Einzelvertretungsmacht erteilen und/oder diesen oder diese allgemein oder im Einzelfall von den Beschränkungen des § 181 BGB befreien.

Der Notar wies darauf hin, daß er keine steuerlichen Auskünfte erteilt.

Es wird festgestellt, daß die Notare Prof. Dr. Geimer und Dr. Graf von Stosch außerhalb ihrer Amtstätigkeit in der gegenwärtigen Angelegenheit nicht tätig sind oder waren.

Nach Vollzug dieser Anmeldung wird um Erteilung von drei beglaubigten Handelsregisterauszügen auf Kosten der Gesellschaft gebeten. Einer dieser Auszüge ist an den beglaubigenden Notar, die beiden weiteren an die Gesellschaft selbst zu senden.

München, den 22.04.2004

(Dr. Klaus Steffens) (Dr. Michael Süß) (Reiner Winkler)

URNr. S0777 / 2004

Ich beglaubige die Echtheit der auf Seite 2 der Anmeldung befindlichen, vor mir vollzogenen Namenszeichnungen sowie die Echtheit der auf Seite 3 der Anmeldung befindlichen, vor mir vollzogenen Unterschriften von

1. Herrn Dr. Klaus **Steffens**,
   geboren am 8. Februar 1950, Diplom-Ingenieur,
   82347 Bernried, Hapberger Weg 7,
   von Person bekannt und bereits früher identifiziert;

2. Herrn Dr. Michael **Süß**,
   geboren am 25. Dezember 1963,
   82319 Starnberg, Tassiloweg 4 B,
   von Person bekannt und bereits früher identifiziert;

3. Herrn Reiner **Winkler**,
   geboren am 31. Juli 1961,
   80995 München, Dachauer Straße 665,
   von Person bekannt und bereits früher identifiziert.

München, den zweiundzwanzigsten April zweitausendvier

DR. RÜDIGER GRAF V. STOSCH NOTAR IN MÜNCHEN

Dr. Rüdiger Graf von Stosch
Notar

7

MTU Aero Engines

Geschäftsführung

Amtsgericht München
- Registergericht -

80333 München

7. September 2004

MTU Aero Engines Erste Holding GmbH
HRB 151 251

Sehr geehrte Damen und Herren,

anbei erhalten Sie ein Belegexemplar des Bundesanzeigers, aus welchem sich auf Seite 17 882 die Zusammensetzung des Aufsichtsrates der Gesellschaft ergibt.

Gleichzeitig melden wir als Vertretungsberechtigte der MTU Aero Engines GmbH zum Handelsregister an:

> Zum Vorsitzenden des Aufsichtsrates ist Herr Johannes P. Huth bestellt.
>
> Zum Stellvertretenden Vorsitzenden des Aufsichtsrates ist Herr Günter Sroka bestellt.

Mit freundlichen Grüßen

MTU Aero Engines Erste Holding GmbH

Anlage

MTU Aero Engines Erste Holding GmbH
Dachauer Straße 665
80995 München

Tel. + 49 (0)89 14 89-0
Fax + 49 (0)89 14 89-55 00
www.mtu.de

Sitz der Gesellschaft:
München
Handelsregister:
München HRA Nr. 151251

Geschäftsführer:
Dr. Klaus Steffens, Vorsitzender
Bernd Kessler
Dr. Michael Süß
Reiner Winkler

Vorsitzender des Aufsichtsrats:
Johannes P. Huth

[53 567/150]

jago's angelseen
Gesellschaft mit beschränkter Haftung
Bad Bramstedt

e Gesellschaft ist **aufgelöst**. Die Gläubiger der sellschaft werden aufgefordert, sich bei ihr zu elden.

Der Liquidator

[53 570/150]

KFZ-Betreuungs GmbH
64347 Griesheim

Gesellschaft ist **aufgelöst**. Die Gläubiger der sellschaft werden aufgefordert, sich bei ihr zu lden.

Der Liquidator

[53 514/151]

KliRa Tankstellenbetriebsgesellschaft mbH
Mergelstetter Str. 21, Herbrechtingen

Gesellschaft ist **aufgelöst**. Die Gläubiger der ellschaft werden aufgefordert, sich bei ihr zu lden.

Der Liquidator
Ralf Kling

[26 480/149]

LAHEDO Papierverarbeitungs GmbH
Pirnaer Straße 15
01819 Bad Gottleuba-Berggießhübel
(Ortsteil Langenhennersdorf)

Gesellschaft ist **aufgelöst**. Die Gläubiger der ellschaft werden aufgefordert, sich bei der ellschaft zu melden unter der Geschäfts- chrift.

Der Liquidator

[53 428/149]

incz Gesellschaft mit beschränkter Haftung
Neumagen-Drohn

Gesellschaft ist **aufgelöst**. Die Gläubiger der ellschaft werden aufgefordert, sich bei ihr zu len.

Der Liquidator

[53 676/151]

MAIN-TREU Beer'sche

[77 742]

MTU Aero Engines Erste Holding GmbH
München

Bekanntmachung gemäß § 52 Abs. 2 GmbHG

Wir geben bekannt, dass sich der **Aufsichtsrat** der Gesellschaft wie folgt zusammensetzt:

Vertreter der Anteilseigner im Aufsichtsrat sind:

Johannes Huth (Vorsitzender)
Reinhard Gorenflos
Ned Gilhuly
Oliver Haarmann
Professor Dr. Walter Kröll
Professor Dr. Sigmar Wittig

Vertreter der Arbeitnehmer im Aufsichtsrat sind:

Günter Sroka
Josef Hillreiner
Josef Mailer
Michael Keller
Harald Flassbeck
Babette Haas

Die Geschäftsführung

[53 698/151]

Möbel Tacke GmbH
37632 Eschershausen

Die Gesellschaft ist **aufgelöst**. Die Gläubiger der Gesellschaft werden aufgefordert, sich bei ihr zu melden.

Der Liquidator

[53 573/151]

MTG Verwaltungs GmbH
Herford

Die Gesellschaft ist **aufgelöst**. Die Gläubiger der Gesellschaft werden hiermit gemäß § 65 Abs. 2 GmbHG aufgefordert, sich unter Angabe des Grundes und der Höhe ihres Anspruchs bei der Gesellschaft zu melden.

[77 734]

RE GmbH
Stüttgenweg 2, 50935 Köln

Herr Dipl.-Ing. Dr.-Ing. Dietrich Böcker, Brühl, ist als Mitglied des **Beirats** der Gesellschaft ausgeschieden.

Zum neuen Mitglied des Beirats der Gesellschaft wurde Herr Dipl.-Ing. Matthias Hartung, Bergheim, bestellt.

Köln, im Juli 2004

Die Geschäftsführung

[26 038/150]

Reinfelder Transfergesellschaft —
ReinTrans mbH
Reinfeld

Die Gesellschaft ist **aufgelöst**. Die Gläubiger der Gesellschaft werden aufgefordert, sich bei ihr zu melden.

Die Liquidatorin

[53 355/151]

René Sadowski Dental-Service GmbH
65239 Hochheim

Die Gesellschaft ist **aufgelöst**. Die Gläubiger der Gesellschaft werden aufgefordert, sich bei ihr zu melden.

Der Liquidator

[26 824/151]

Schwäger Wilfried GmbH
Selligstraße 22, 67105 Schifferstadt

Die Gesellschaft ist **aufgelöst**. Die Gläubiger der Gesellschaft werden aufgefordert, sich bei dem Liquidator, Herrn Peter Schwäger, unter der Anschrift Selligstraße 22, 67105 Schifferstadt, zu melden.

Der Liquidator

[53 465/150]

SfP — Opto-Elektronik — GmbH
Wiernsheim,

Die Gesellschaft ist **aufgelöst**. Die Gläubiger der Gesellschaft werden aufgefordert, sich bei den Liquidatoren Rolf Röschmann, 75446 Wiernsheim, Zeppelinstraße 8, und Wolfgang Mergerlin, daselbst, zu melden.

[77 743]

Thyssen Polymer GmbH
Bogen

Hiermit machen wir gemäß § 52 Abs. 2 GmbH-Gesetz folgende Änderung in der Besetzung des **Aufsichtsrates** unserer Gesellschaft bekannt:

Vorsitzender des Aufsichtsrates

de Meersman, Clement
Dr.-Ing.,

Stellvertretender Vorsitzender des Aufsichtsrates

Mohr, Michael

Mitglieder des Aufsichtsrates

Mohr, Hans-Jürgen
Studener, Wolfgang
Ing. grad.
Stowitz, Herbert
Hofmann, Paula

Juni 2004

Die Geschäftsführung

[77 724]

TMD Friction GmbH
Leverkusen

1. Herr Gaston Bour hat sein Amt als **Aufsichtsratsmitglied** zum 30. Juni 2004 niedergelegt.
2. Herr Dr. Guido Malzkorn wurde mit Wirkung zum 12. Juli 2004 als neues Aufsichtsratsmitglied bestellt.

Die Geschäftsführung

[53 569/149]

Tramex Internationale Spedition GmbH
Gröbenzell

Die Gesellschaft ist **aufgelöst**. Die Gläubiger der Gesellschaft werden aufgefordert, sich bei ihr zu melden.

Der Liquidator
Sabine Menu

URNr. S1901 / 2004
Vom 14.09.2004

Beglaubigte Abschrift

RECEIVED

he

An das
Amtsgericht München
-Registergericht-

80315 München

Firma **MTU Aero Engines Erste Holding GmbH**
mit dem Sitz in München,
Anschrift: 80995 München, Dachauer Straße 665

HRB Nr. 1 5 1 2 5 1

Überreicht wird ein Aufsichtsratsbeschluss und zur Eintragung in das Handelsregister angemeldet:

Herr Bernd K e s s l e r , Strasslach, geboren am 22. März 1958, ist zum weiteren Geschäftsführer der Gesellschaft bestellt.

Er vertritt die Gesellschaft satzungsgemäß.

Zur Aufbewahrung bei Gericht zeichnet er seine Namensunterschrift wie folgt:



Er gibt sodann noch folgende Versicherung ab:

Ich versichere, daß ich wegen einer Straftat nach den §§ 283 bis 283 d Strafgesetzbuch nicht verurteilt worden bin und mir weder durch gerichtliches Urteil noch durch die vollziehbare Entscheidung

einer Verwaltungsbehörde im In- und Ausland die Ausübung eines Berufes, Berufszweiges, Gewerbes oder Gewerbezweiges untersagt worden ist.
Ich bin von dem beglaubigenden Notar darüber belehrt worden, daß ich zur unbeschränkten Auskunft hierüber verpflichtet bin und daß falsche Angaben insofern strafbar nach § 82 I GmbHG (Freiheitsstrafe oder Geldstrafe) sind. Ich bin gegenüber dem Gericht voll auskunftspflichtig im Sinne des Bundeszentralregistergesetzes.

Der Notar wies darauf hin, daß er keine steuerlichen Auskünfte erteilt.

Es wird festgestellt, daß die Notare Prof. Dr. Geimer und Dr. Graf von Stosch außerhalb ihrer Amtstätigkeit in der gegenwärtigen Angelegenheit nicht tätig sind oder waren.

Nach Vollzug dieser Anmeldung wird um Erteilung von drei beglaubigten Handelsregisterauszügen auf Kosten der Gesellschaft gebeten. Einer dieser Auszüge ist an den beglaubigenden Notar, die beiden weiteren an die Gesellschaft selbst zu senden.

München, den 14.09.2004

(Reiner Winkler) (Bernd Kessler)

URNr. S 1901/2004

Ich beglaubige die Echtheit der auf Seite 1 der Anmeldung befindlichen, vor mir vollzogenen Namenszeichnung sowie die Echtheit der auf Seite 2 der Anmeldung befindlichen, vor mir vollzogenen Unterschrift von

Herrn Bernd **Kessler**, geboren am 22. März 1958,
82064 Strasslach, Weg im Esterholz 2,
ausgewiesen durch amtlichen Lichtbildausweis.

Weiter beglaubige ich die Echtheit der auf Seite 2 der Anmeldung befindlichen, vor mir vollzogenen Unterschrift von

Herrn Reiner **Winkler**, geboren am 31. Juli 1961,
85221 Riemerling, Waldparkstraße 61,
von Person bekannt und bereits früher identifiziert.

München, den vierzehnten September
zweitausendvier

Dr. Rüdiger Graf von Stosch
Notar

URNr. S2755 / 2004 Beglaubigte Abschrift

Vom 17.12.2004

he

9

An das
Amtsgericht München
-Registergericht-

80315 München

Firma **MTU Aero Engines Erste Holding GmbH**
mit dem Sitz in München,
Anschrift: 80995 München, Dachauer Straße 665

HRB Nr. 1 5 1 2 5 1

Überreicht werden Niederschriften im Auszug über ordentliche Aufsichtsratssitzungen sowie ein Amtsniederlegungsschreiben und zur Eintragung in das Handelsregister angemeldet:

1. Herr Dr. Klaus S t e f f e n s , Bernried, ist mit Wirkung zum 31. Dezember 2004 nicht mehr Geschäftsführer der Gesellschaft.

2. Herr Udo S t a r k , München, geboren am 21. November 1947, ist mit Wirkung zum 1. Januar 2005 zum Geschäftsführer der Gesellschaft bestellt.

   Er vertritt die Gesellschaft satzungsgemäß.

   Zur Aufbewahrung bei Gericht zeichnet er seine Namensunterschrift wie folgt:

   [Unterschrift]

   Er gibt sodann noch folgende Versicherung ab:

   Ich versichere, daß ich wegen einer Straftat nach den §§ 283

bis 283 d Strafgesetzbuch nicht verurteilt worden bin und mir weder durch gerichtliches Urteil noch durch die vollziehbare Entscheidung einer Verwaltungsbehörde im In- und Ausland die Ausübung eines Berufes, Berufszweiges, Gewerbes oder Gewerbezweiges untersagt worden ist.
Ich bin von dem beglaubigenden Notar darüber belehrt worden, daß ich zur unbeschränkten Auskunft hierüber verpflichtet bin und daß falsche Angaben insofern strafbar nach § 82 I GmbHG (Freiheitsstrafe oder Geldstrafe) sind. Ich bin gegenüber dem Gericht voll auskunftspflichtig im Sinne des Bundeszentralregistergesetzes.

Der Notar wies darauf hin, daß er keine steuerlichen Auskünfte erteilt.

Es wird festgestellt, daß die Notare Prof. Dr. Geimer und Dr. Graf von Stosch außerhalb ihrer Amtstätigkeit in der gegenwärtigen Angelegenheit nicht tätig sind oder waren.

Nach Vollzug dieser Anmeldung wird um Erteilung von drei beglaubigten Handelsregisterauszügen auf Kosten der Gesellschaft gebeten. Einer dieser Auszüge ist an den beglaubigenden Notar, die beiden weiteren an die Gesellschaft selbst zu senden.

München, den 17.12.2004

(Udo Stark) (Reiner Winkler)

(Dr. Michael Süß)

URNr. S 2755/2004

Ich beglaubige die Echtheit der auf Seite 1 der Anmeldung befindlichen, vor mir vollzogenen Namenszeichnung sowie die Echtheit der auf Seite 2 der Anmeldung befindlichen, vor mir vollzogenen Unterschrift von

Herrn Udo **Stark**, geboren am 21. November 1947,
80802 München, Biedersteinerstraße 11,
vorgestellt durch Herrn Ulrich Passow, welcher mir von Person bekannt ist.

Weiter beglaubige ich die Echtheit der auf Seite 2 der Anmeldung befindlichen, vor mir vollzogenen Unterschriften von

1. Herrn Reiner **Winkler**, geboren am 31. Juli 1961,
   85221 Riemerling, Waldparkstraße 61,
   von Person bekannt und bereits früher identifiziert,

2. Herrn Dr. Michael **Süß**, geboren am
   25. Dezember 1963,
   82319 Starnberg, Tassiloweg 4 B,
   ausgewiesen durch amtlichen Lichtbildausweis.

München, den siebzehnten Dezember
zweitausendvier

Dr. Christian Auktor
Notarvertreter

10

NOTARE

PROF. DR. REINHOLD GEIMER

DR. RÜDIGER GRAF VON STOSCH

LUITPOLDBLOCK · MAXIMILIANSPLATZ 10

80333 MÜNCHEN · TEL. 2421380 · FAX 293353

URNr. S2753 / 2004
Vom 17.12.2004

Beglaubigte Abschrift

ne

Urk. Rolle Nr. S2753 / 2004

Niederschrift über eine Gesellschafterversammlung

Heute, den siebzehnten Dezember
zweitausendvier

- 17.12.2004 -

erschien vor mir, dem unterzeichneten Notarassessor Dr. Christian Auktor, amtlich bestellter Vertreter des Notars

Dr. Rüdiger Graf von Stosch
mit dem Amtssitz in München,
- Amtsstelle in München, Maximiliansplatz 10 -

in den Geschäftsräumen der Firma MTU Aero Engines GmbH, 80995 München, Dachauer Straße 665, wohin ich mich auf Ansuchen begab:

Herr Ulrich **P a s s o w**, Rechtsanwalt
geboren am 30. März 1959,
80995 München, Dachauer Straße 665,
von Person bekannt und bereits früher identifiziert,
nach seiner Erklärung hier handelnd für die Firma
Blade Lux Holding Two S.a.r.l.
mit dem Sitz in Luxemburg,
Anschrift: L-2440 Luxemburg, 61, Rue de Rollingergrund,
aufgrund Vollmacht und Untervollmacht, die heute in Urschrift vorlagen und dieser Urkunde in beglaubigter Abschrift beigefügt sind.

Der Erschienene stellte fest, daß die Notare Prof. Dr. Geimer und Dr. Graf von Stosch sowie der Notarvertreter Dr. Christian Auktor

außerhalb ihrer Amtstätigkeit in der gegenwärtigen Angelegenheit nicht tätig sind oder waren.

Auf Antrag des Erschienenen beurkunde ich seinen vor mir mündlich abgegebenen Erklärungen gemäß was folgt:

I.

Im Handelsregister des Amtsgerichts München
ist in Abteilung B unter Nr. 1 5 1 2 5 1 die Firma

MTU Aero Engines Erste Holding GmbH
mit dem Sitz in München
-im folgenden kurz "Gesellschaft" genannt-

eingetragen.

Das Stammkapital der Gesellschaft beträgt
25.000,00 €.

Alleinige Gesellschafterin der Gesellschaft ist nach Angabe die Firma Blade Lux Holding Two S.a.r.l. mit einem Geschäftsanteil im Nennbetrag von 25.000,00 €.

Darauf sind nach Angabe 100 % erbracht.
Nach Angabe besteht keine Nachschusspflicht.

Nach Angabe ist die von der Alleingesellschafterin gehaltene Beteiligung weder mit einem Pfandrecht noch einem Nießbrauch noch mit einem sonstigen Recht Dritter belastet.

II.

Die Alleingesellschafterin hält eine

Gesellschafterversammlung

der vorgenannten Gesellschaft ab.

Auf Einhaltung aller nicht zwingenden Frist- und Formvorschriften hinsichtlich Einberufung und Abhaltung einer Gesellschafterversammlung wird verzichtet und festgestellt, daß die Gesellschafterversammlung als Vollversammlung beschlußfähig ist.

Beschlossen wird mit allen Stimmen was folgt:

1. Das Stammkapital der Gesellschaft wird nach den Vorschriften der Kapitalerhöhung aus Gesellschaftsmitteln, insbesondere der §§ 57 c ff. GmbHG unter Zugrundelegung der zum 30. September 2004 erstellten Zwischenbilanz aus Gesellschaftsmitteln von 25.000,00 €
-i.W. fünfundzwanzigtausend Euro-
um 2.005.000,00 €
-i.W. zwei Millionen fünftausend Euro-
auf 2.030.000,00 €
-i.W. zwei Millionen dreißigtausend Euro-
erhöht.

   Der Kapitalerhöhung wird die geprüfte und festgestellte, mit dem uneingeschränkten Bestätigungsvermerk des Abschlussprüfers versehene Bilanz zum 30. September 2004 zugrundegelegt. Diese Bilanz ist nach Angabe bereits festgestellt. Auch der Jahresabschluss für das Geschäftsjahr 2003 wurde nach Angabe bereits festgestellt. Über die Ergebnisverwendung ist nach Angabe bereits Beschluss gefasst.

2. Die Bilanz zum 30. September 2004 weist nach Angabe eine Kapitalrücklage in Höhe von 201.500.000,00 € sowie einen

Bilanzverlust in Höhe von 1.580.973,63 € aus.
Zum Zwecke der Kapitalerhöhung wird aus der vorgenannten Kapitalrücklage ein Betrag in Höhe von 2.005.000,00 € entnommen und in Stammkapital umgewandelt.

3. Es wird kein neuer Geschäftsanteil ausgegeben.
Der Geschäftsanteil der Alleingesellschafterin, Firma Blade Lux Holding Two S.a.r.l. im Nennbetrag von 25.000,-- € wird um 2.005.000,00 € auf 2.030.000,00 € aufgestockt.

4. § 3 (Stammkapital) Absatz 1 des Gesellschaftsvertrages (Satzung) wird geändert und wie folgt neu gefaßt:

„

§ 3 STAMMKAPITAL

Das Stammkapital der Gesellschaft beträgt
2.030.000,00 €
-i.W. zwei Millionen dreißigtausend Euro-.
Das Stammkapital ist in voller Höhe erbracht.

...“

III.

Die Kosten dieser Urkunde und ihres Vollzuges im Handelsregister trägt die Gesellschaft.

Von dieser Urkunde erhalten:

Alleingesellschafterin,
Gesellschaft
Anschrift: 80995 München, Dachauer Straße 665,
das Amtsgericht -Registergericht-

und das zuständige Finanzamt -Körperschaftsteuerstelle- je eine beglaubigte Abschrift.
Eine weitere beglaubigte Abschrift erhält die Partnerschaft von Rechtsanwälten Hengeler Mueller, z.Hd. Frau Dr. Iris Paetzke, 10117 Berlin, Charlottenstraße 35/36.

IV.

Sonstige Vereinbarungen im Zusammenhang mit der heutigen Kapitalerhöhung werden nicht getroffen.

V.

Der Notar wies insbesondere auf folgende Punkte hin:

- Die Kapitalerhöhung wird erst mit Eintragung im Handelsregister wirksam.

- Die Anmeldung der Kapitalerhöhung muß von sämtlichen Geschäftsführern einschließlich etwaiger Stellvertreter vorgenommen werden; ebenso muß die Liste der Übernehmer von allen Geschäftsführern unterzeichnet werden.

- Falsche Versicherungen sind strafbar und können Ersatzansprüche zur Folge haben. Dies gilt insbesondere bei falschen Angaben über die Übernahme von Stammeinlagen, die Erbringung von Einlagen, die Verwendung eingezahlter Beträge, Sondervorteile, die Sacheinlagen und Sicherungen.

- Der Notar erteilt keine steuerlichen Auskünfte. Er empfahl, sich beim Finanzamt bzw. beim Steuerberater wegen der steuerlichen Auswirkungen der heutigen Vereinbarungen zu erkundigen.

– Nach dem Gesellschaftsvertrag (Satzung) kann eine Verwendung von Rücklagen zur Kapitalerhöhung ausgeschlossen sein. Der Erschienene versichert, dass dies vorliegend nicht der Fall ist.

– Rücklagen können nicht in Eigenkapital umgewandelt werden, soweit in der zugrundegelegten Bilanz ein Verlust, einschließlich eines Verlustvortrages, ausgewiesen ist.

– Die Erhöhung des Stammkapitals kann erst beschlossen werden, nachdem der Jahresabschluss für das letzte vor der Beschlussfassung über die Kapitalerhöhung abgelaufene Geschäftsjahr festgestellt und über die Ergebnisverwendung Beschluss gefasst worden ist.

– Der Notar hat darauf hingewiesen, dass das Registergericht den Beschluss über die Kapitalerhöhung insbesondere nur dann eintragen darf, wenn die der Kapitalerhöhung zugrundegelegte Bilanz für einen höchstens acht Monate vor der Anmeldung liegenden Zeitpunkt ausgestellt ist.

– Die Zulässigkeit und Grenzen der Vertretung ausländischer Gesellschaften richtet sich nach dem auf diese anwendbaren ausländischen Recht, das der Notar nicht kennt.

VI.

Der Gesellschafter erklärt:
Ich handle auf eigene Rechnung.

Vorgelesen vom Notarvertreter,
von dem Erschienenen genehmigt

und eigenhändig unterschrieben:

Notarvertreter

Beglaubigte Abschrift

Vollmacht

Ich, der Unterzeichnete, bin allein vertretungsberechtigt für Blade Lux Holding Two S.à.r.l., mit Sitz in Luxemburg (die "Gesellschaft").

Ich bevollmächtigte hiermit

Dr. Julius Budde, John Flüh, Dr. Cord-Georg Hasselmann, Dr. Nicolas Böhm, Dr. Henning Bälz,
Dr. Ulrich Blech, Dr. Albrecht Conrad, Dr. Stefan Richter,
Dr. Kai-Steffen Scholz, Dr. Iris Paetzke,

jeweils mit Geschäftsanschrift in der Charlottenstraße 35/36 in 10117 Berlin,

jeweils allein vertretungsberechtigt, die folgenden Handlungen für die Gesellschaft vorzunehmen:

1. Einen Gesellschafterbeschluss der MTU Aero Engines Erste Holding GmbH, München, zu fassen und das Stammkapital dieser Gesellschaft durch Umwandlung eines Teilbetrages der Kapitalrücklage (Kapitalerhöhung aus Gesellschaftsmitteln) zu erhöhen;

2. Eine Gesellschafter- und Co-Investmentvereinbarung betreffend die Umsetzung eines Manager Equity Investment Programms für die Blade-Gruppe mit Managern und Arbeitnehmern der MTU Aero Engines Erste Holding GmbH und ihrer direkten und indirekten Tochtergesellschaften und mit anderen Parteien abzuschließen;

3. Einen Gesellschafterbeschluss der MTU Aero Engines Erste Holding GmbH, München, zu fassen und das Stammkapital dieser Gesellschaft im Wege der Barkapitalerhöhung zu erhöhen, auf die Bezugsrechte als Gesellschafterin zu verzichten und die Blade Management Beteiligungs GmbH & Co. KG zur Übernahme eines neuen Geschäftsanteils zuzulassen;

4. Als Gesellschafterin der MTU Aero Engines Erste Holding GmbH, München, über Änderungen des Gesellschaftervertrages dieser Gesellschaft, insbesondere, aber nicht ausschließlich die Vinkulierung von Geschäftsanteilen betreffend, zu beschließen.

5. Sämtliche im Zusammenhang mit den vorstehenden Maßnahmen und allgemein der Umsetzung des Manager Equity Investment Programms für die Blade-Gruppe erforderlichen oder nützlichen Erklärungen abzugeben und in Empfang zu nehmen sowie sämtliche Maßnahmen und Handlungen vorzunehmen.

Die Vertreter sind von den Beschränkungen des § 181 BGB befreit und berechtigt, im selben Umfang Untervollmacht zu erteilen.

Diese Vollmacht unterliegt Deutschem Recht. Sie endet am 31. Januar 2005.

Luxemburg, 25.11.2004

(Blade Lux Holding Two S.à.r.l.)

Erteilung von Untervollmacht

Am 25. November 2004 hat mir die

Blade Lux Holdin Two S.àr.l,

mit Sitz in Luxemburg

die in Kopie als Anlage beigefügte Vollmacht erteilt (die "Vollmacht").

Die Vollmacht umfaßt auch das Recht, Untervollmacht zu erteilen.

Hiermit erteile ich Herrn Ulrich Passow und Frau Nikola Zacherl, jeweils geschäftsansässig c/o MTU Aero Engines GmbH, Dachauer Str. 665, 80995 München, Untervollmacht, jeweils alleinvertretungsberechtigt und unter Befreiung von § 181 BGB einen Gesellschafterbeschluss der MTU Aero Engines Erste Holding GmbH, München zu fassen und das Stammkapital dieser Gesellschaft durch Umwandlung eines Teilbetrages der Kapitalrücklage (Kapitalerhöhung aus Gesellschaftsmitteln) zu erhöhen.

Die Unterbevollmächtigten sind berechtigt, jegliche im Zusammenhang mit der vorstehenden Maßnahme erforderlichen oder nützlichen Erklärung abzugeben und in Empfang zu nehmen sowie sämtliche erforderlichen oder nützlichen Handlungen vorzunehmen.

Diese Erteilung der Untervollmacht unterliegt dem Recht der Bundesrepublik Deutschland.

Die Untervollmacht ist zeitlich befristet bis zum 31. Januar 2005.

Berlin, 9 Dezember 2004

Iris Paetzke

Dr. Iris Paetzke

Beglaubigte Fotokopie

Vollmacht

Ich, der Unterzeichnete, bin allein vertretungsberechtigt für Blade Lux Holding Two S.à.r.l., mit Sitz in Luxemburg (die "Gesellschaft").

Ich bevollmächtigte hiermit

Dr. Julius Budde, John Flüh, Dr. Cord-Georg Hasselmann, Dr. Nicolas Böhm, Dr. Henning Bälz, Dr. Ulrich Blech, Dr. Albrecht Conrad, Dr. Stefan Richter, Dr. Kai-Steffen Scholz, Dr. Iris Paetzke,

jeweils mit Geschäftsanschrift in der Charlottenstraße 35/36 in 10117 Berlin,

jeweils allein vertretungsberechtigt, die folgenden Handlungen für die Gesellschaft vorzunehmen:

1. Einen Gesellschafterbeschluss der MTU Aero Engines Erste Holding GmbH, München, zu fassen und das Stammkapital dieser Gesellschaft durch Umwandlung eines Teilbetrages der Kapitalrücklage (Kapitalerhöhung aus Gesellschaftsmitteln) zu erhöhen;

2. Eine Gesellschafter- und Co-Investmentvereinbarung betreffend die Umsetzung eines Manager Equity Investment Programms für die Blade-Gruppe mit Managern und Arbeitnehmern der MTU Aero Engines Erste Holding GmbH und ihrer direkten und indirekten Tochtergesellschaften und mit anderen Parteien abzuschließen;

3. Einen Gesellschafterbeschluss der MTU Aero Engines Erste Holding GmbH, München, zu fassen und das Stammkapital dieser Gesellschaft im Wege der Barkapitalerhöhung zu erhöhen, auf die Bezugsrechte als Gesellschafterin zu verzichten und die Blade Management Beteiligungs GmbH & Co. KG zur Übernahme eines neuen Geschäftsanteils zuzulassen;

4. Als Gesellschafterin der MTU Aero Engines Erste Holding GmbH, München, über Änderungen des Gesellschaftervertrages dieser Gesellschaft, insbesondere, aber nicht ausschließlich die Vinkulierung von Geschäftsanteilen betreffend, zu beschließen.

5. Sämtliche im Zusammenhang mit den vorstehenden Maßnahmen und allgemein der Umsetzung des Manager Equity Investment Programms für die Blade-Gruppe erforderlichen oder nützlichen Erklärungen abzugeben und in Empfang zu nehmen sowie sämtliche Maßnahmen und Handlungen vorzunehmen.

Die Vertreter sind von den Beschränkungen des § 181 BGB befreit und berechtigt, im selben Umfang Untervollmacht zu erteilen.

Diese Vollmacht unterliegt Deutschem Recht. Sie endet am 31. Januar 2005.

Luxemburg, 25.11.2004

(Blade Lux Holding Two S.à.r.l.)

Die wörtliche Übereinstimmung vorstehender Fotokopie mit der mir vorliegenden Urschrift wird hiermit beglaubigt.

Berlin, den 3. Dezember 2004

(Dr. Budde)
Notar

Vorstehende Abschrift stimmt
mit den Urschriften überein.
Dies beglaubige ich.

München, den 17. Dezember 2004

Dr. Christian Auktor
Notarvertreter

Vorstehende Abschrift stimmt mit
der Urschrift überein.
Dies beglaubige ich.

München, den 20. Dezember 2004

Dr. Graf von Stosch
Notar

Beglaubigte Abschrift

URNr. S2754 / 2004
vom 17.12.2004

RECEIVED

An das
Amtsgericht München
-Registergericht-

80315 München

Firma **MTU Aero Engines Erste Holding GmbH**
mit dem Sitz in München,
Anschrift: 80995 München, Dachauer Straße 665

HRB Nr. 1 5 1 2 5 1

Wir überreichen:

a) beglaubigte Abschrift der Niederschrift über eine Gesellschafterversammlung des beglaubigenden Notars;

b) Gesellschafterliste;

c) bescheinigte Neufassung der Satzung;

d) Bilanz zum 30. September 2004, die der Kapitalerhöhung aus Gesellschaftsmitteln zugrundegelegt wurde, mit dem Bestätigungsvermerk des Abschlussprüfers;

und melden zur Eintragung in das Handelsregister an:

Durch Beschluss der Gesellschafterversammlung vom 17. Dezember 2004 ist das Stammkapital der Gesellschaft nach den Vorschriften der Kapitalerhöhung aus Gesellschaftsmitteln, insbesondere der §§ 57 c ff. GmbHG unter Zugrundelegung der zum 30. September 2004 erstellten Bilanz aus Gesellschaftsmitteln

von	25.000,00 €
um	2.005.000,00 €
auf	2.030.000,00 €

-i.W. zwei Millionen dreißigtausend Euro-
erhöht.

Demgemäß ist § 3 (Stammkapital) Abs. 1 des Gesellschaftsvertrages (Satzung) geändert und, wie in der Niederschrift enthalten, neu gefaßt.

Wir versichern, dass nach unserer Kenntnis seit dem Stichtag der zugrundegelegten Bilanz bis zum Tag der Anmeldung keine Vermögensminderung eingetreten ist, die der Kapitalerhöhung entgegenstünde, wenn sie am Tag der Anmeldung beschlossen worden wäre.

Wir wissen, dass falsche Versicherungen strafbar sind.

Wir erklären, dass der letzte Jahresabschluss festgestellt und über die Ergebnisverwendung Beschluss gefasst worden ist. Wir erklären ferner, dass die Bilanz vom 30. September 2004 festgestellt worden ist.

Der Notar wies darauf hin, daß er keine steuerlichen Auskünfte erteilt.

Es wird festgestellt, daß die Notare Prof. Dr. Geimer und Dr. Graf von Stosch außerhalb ihrer Amtstätigkeit in der gegenwärtigen Angelegenheit nicht tätig sind oder waren.

Nach Vollzug dieser Anmeldung wird um Erteilung von drei beglaubigten Handelsregisterauszügen auf Kosten der Gesellschaft gebeten. Einer dieser Auszüge ist an den beglaubigenden Notar, die beiden weiteren an die Gesellschaft selbst zu senden.

München, den 17.12.2004

(Reiner Winkler)

(Dr. Michael Süß)

(Dr. Klaus Steffens)

(Bernd Kessler)

URNr. S 2754/2004

Ich beglaubige die Echtheit der vorstehenden, vor mir vollzogenen Unterschriften von

1. Herrn Reiner **Winkler**, geboren am 31. Juli 1961, 85221 Riemerling, Waldparkstraße 61, von Person bekannt und bereits früher identifiziert,

2. Herrn Dr. Michael **Süß**, geboren am 25. Dezember 1963, 82319 Starnberg, Tassiloweg 4 B, ausgewiesen durch amtlichen Lichtbildausweis,

3. Herrn Dr. Klaus **Steffens**, geboren am 8. Februar 1950, 82347 Bernried, Hapberger Weg 7, vorgestellt durch Herrn Ulrich Passow, welcher mir von Person bekannt,

4. Herrn Bernd **Kessler**, geboren am 22. März 1958, 82064 Strasslach, Weg im Esterholz 2, ausgewiesen durch amtlichen Lichtbildausweis.

München, den siebzehnten Dezember zweitausendvier

Dr. Christian Auktor
Notarvertreter

Vorstehende Abschrift stimmt mit
der Urschrift überein.
Dies beglaubige ich.

München, den 20. Dezember 2004

Dr. Graf von Stosch
N o t a r

Liste

des Gesellschafters der Firma

MTU Aero Engines Erste Holding GmbH
mit dem Sitz in München,
Anschrift: 80995 München, Dachauer Straße 665

mit dem Betrag der übernommenen Stammeinlage

Name und Wohnort	Betrag der übernommenen Stammeinlage Euro
Firma **Blade Lux Holding Two S.a.r.l.** mit dem Sitz in Luxemburg, Anschrift: L-2440 Luxemburg, 61, Rue de Rollingergrund	**2.030.000,00 €**

München, den 17.12.2004

(Reiner Winkler)

(Dr. Michael Süß)

(Dr. Klaus Steffens)

(Bernd Kessler)

12

RECEIVED

NOTARE

PROF. DR. REINHOLD GEIMER

DR. RÜDIGER GRAF VON STOSCH

LUITPOLDBLOCK · MAXIMILIANSPLATZ 10

80333 MÜNCHEN · TEL. 2421380 · FAX 293353

URNr. S2850 / 2004
Vom 22.12.2004

he

Beglaubigte Abschrift

Urk. Rolle Nr. S2850 / 2004

Niederschrift über eine Gesellschafterversammlung

Heute, den zweiundzwanzigsten Dezember
zweitausendvier

- 22.12.2004 -

erschien vor mir, dem unterzeichneten Notar

Dr. Rüdiger Graf von Stosch
mit dem Amtssitz in München,
- Amtsstelle in München, Maximiliansplatz 10 -

in den Geschäftsräumen der Firma MTU Aero Engines GmbH, 80995 München, Dachauer Straße 665, wohin ich mich auf Ansuchen begab:

Herr Ulrich **Passow**,
geboren am 30. März 1959, Rechtsanwalt,
80639 München, Richildenstraße 20,
von Person bekannt und bereits früher identifiziert,
nach seiner Erklärung hier handelnd für die Firma
Blade Lux Holding Two S.a.r.l.
mit dem Sitz in Luxemburg,
Anschrift: L-2440 Luxemburg, 61, Rue de Rollingergrund,
aufgrund Vollmacht und Untervollmacht, die heute in Urschrift vorlagen und dieser Urkunde in beglaubigter Abschrift beigefügt sind.

Der Erschienene stellte fest, daß die Notare Prof. Dr. Geimer und Dr. Graf von Stosch außerhalb ihrer Amtstätigkeit in der gegenwärtigen Angelegenheit nicht tätig sind oder waren.

Auf Antrag des Erschienenen beurkunde ich seinen vor mir mündlich abgegebenen Erklärungen gemäß was folgt:

I.

Im Handelsregister des Amtsgerichts München
ist in Abteilung B unter Nr. 1 5 1 2 5 1 die Firma

MTU Aero Engines Erste Holding GmbH
mit dem Sitz in München
-im folgenden kurz "Gesellschaft" genannt-

eingetragen.

Das Stammkapital der Gesellschaft beträgt
25.000,00 €.

Alleinige Gesellschafterin der Gesellschaft ist nach Angabe die Firma Blade Lux Holding Two S.a.r.l..

Nach Angabe ist die von der Alleingesellschafterin gehaltene Beteiligung weder mit einem Pfandrecht noch einem Nießbrauch noch mit einem sonstigen Recht Dritter belastet.

Mit Urkunde des beurkundenden Notars vom 17. Dezember 2004, URNr. S 2753/2004 wurde das Stammkapital der Gesellschaft nach den Vorschriften der Kapitalerhöhung aus Gesellschaftsmitteln von 25.000,00 € um 2.005.000,00 € auf 2.030.000,00 € erhöht. Die vorgenannte Kapitalerhöhung ist derzeit im Handelsregister noch nicht vollzogen. Die Urkunde lag heute in Urschrift vor. Ihr Inhalt ist bekannt. Auf Beifügung und Verlesung wird verzichtet. Auf sie wird verwiesen.

II.

Die Alleingesellschafterin hält eine

Gesellschafterversammlung

der vorgenannten Gesellschaft ab.

Auf Einhaltung aller nicht zwingenden Frist- und Formvorschriften hinsichtlich Einberufung und Abhaltung einer Gesellschafterversammlung wird verzichtet und festgestellt, daß die Gesellschafterversammlung als Vollversammlung beschlußfähig ist.

Beschlossen wird mit allen Stimmen was folgt:

1. Das Stammkapital der Gesellschaft wird
   von 2.030.000,00 €
   -i.W. zwei Millionen dreißigtausend Euro-
   um 180.000,00 €
   -i.W. einhundertachtzigtausend Euro-
   auf 2.210.000,00 €
   -i.W. zwei Millionen zweihundertzehntausend Euro-
   erhöht.

2. Es wird eine neue Stammeinlage im Nennbetrag von 180.000,00 € ausgegeben. Die neue Stammeinlage ist in bar zuzüglich eines Aufgeldes/Agio in Höhe von 4.250.000,00 € -i.W. vier Millionen zweihundertfünfzigtausend Euro- zu erbringen.

   Der neue Anteil ist gewinnbezugsberechtigt ab Beginn des derzeit laufenden Geschäftsjahres.

3. Das Bezugsrecht der Alleingesellschafterin wird ausgeschlossen.

4. Zur Übernahme der neuen Stammeinlage im Nennbetrag von 180.000,00 € wird die Firma Blade Management Beteiligungs GmbH & Co. KG mit dem Sitz in München, eingetragen im Handelsregister des Amtsgerichts München unter HRA Nr. 85116, zugelassen.

   Rechte aus der Übernahme der neuen Stammeinlage können nicht abgetreten werden.

5. Die neue Stammeinlage im Nennbetrag von 180.000,00 € sowie das Aufgeld/Agio in Höhe von 4.250.000,00 € sind vor Anmeldung der Kapitalerhöhung zur Eintragung in das Handelsregister in bar in voller Höhe zu erbringen.

6. § 3 (Stammkapital) des Gesellschaftsvertrages (Satzung) wird geändert und wie folgt neu gefaßt:

   „

   § 3 STAMMKAPITAL

   Das Stammkapital der Gesellschaft beträgt
   2.210.000,00 €
   -i.W. zwei Millionen zweihundertzehntausend Euro-.
   Das Stammkapital ist in voller Höhe erbracht.

   Voll einbezahlte Geschäftsanteile eines Gesellschafters können durch Gesellschafterbeschluss zu einem einheitlichen Geschäftsanteil zusammengelegt werden.“

7. § 5 (Einziehung von Geschäftsanteilen) des Gesellschaftsvertrages (Satzung) wird geändert und wie folgt neu gefasst:

"

§ 5 VERFÜGUNG ÜBER/EINZIEHUNG VON GESCHÄFTSANTEILEN

1. Die Abtretung eines Geschäftsanteils oder eines Teils eines Geschäftsanteils sowie jede andere Verfügung über einen Geschäftsanteil bedarf zu ihrer Wirksamkeit der Zustimmung der Gesellschafterversammlung.

2. Die Einziehung von Geschäftsanteilen mit Zustimmung des betroffenen Gesellschafters ist zulässig.

3. Die Einziehung erfolgt durch Erklärung der Geschäftsführer aufgrund eines Beschlusses der Gesellschafter, der mit der Mehrheit der abgegebenen Stimmen gefasst wird. Statt der Einziehung können die Gesellschafter beschließen, dass der betroffene Gesellschafter den Geschäftsanteil auf die Gesellschaft oder auf eine im Beschluss zu benennende Person zu übertragen hat. Bei Abtretung an einen Dritten haftet die Gesellschaft für die Vergütung wie ein selbstschuldnerischer Bürge.

4. Der betroffene Gesellschafter ist ab Mitteilung der Einziehung vom Stimmrecht und vom Recht auf Gewinnbezug ausgeschlossen.

5. Soweit keine zwingende Gesetzesbestimmung entgegensteht, kann ein eingezogener Geschäftsanteil durch Beschluss der Gesellschafter neu gebildet werden.

6. Im Falle der Einziehung gemäß Absatz 2 oder der Übertragung gemäß Absatz 3 Satz 2 und in allen anderen Fällen des Ausscheidens eines Gesellschafters, hat die Gesellschaft eine Abfindung zu zahlen. Die Höhe der Abfin-

dung und die Zahlungsbedingungen sind die in dem Gesellschafterbeschluss über die Einziehung festgelegte Höhe der Abfindung und die dort festgelegten Zahlungsbedingungen, vorausgesetzt, dass der betroffene Gesellschafter der Höhe der Abfindung und den Zahlungsmodalitäten zustimmt. In dem Fall, dass der Gesellschafterbeschluss über die Höhe der Abfindung und die Zahlungsmodalitäten mit der Stimme des betroffenen Gesellschafters gefasst wird, ist keine gesonderte Zustimmung erforderlich."

8. Die Geschäftsführung wird angewiesen, die Kapitalerhöhung sowie die Änderungen des Gesellschaftsvertrages mit der Maßgabe zum Handelsregister anzumelden, dass die Eintragungen zeitgleich erfolgen.

9. Die vorstehende Kapitalerhöhung wird unwirksam, wenn die Eintragung des Kapitalerhöhungsbeschlusses im Handelsregister nicht bis zum Ablauf von sechs Monaten nach dem Tag der Beschlussfassung erfolgt ist.

10. Die Alleingesellschafterin ist damit einverstanden, dass sich die Gesellschaft verpflichtet hat, gewisse Kosten der Beratung und Verwaltung der Firma Blade Management Beteiligungs GmbH & Co. KG mit dem Sitz in München sowie der Beratung ihrer Gesellschafter zu übernehmen, jedoch insgesamt nicht mehr als in Höhe des Betrages des Aufgeldes.

III.

Die Kosten dieser Urkunde, der Anmeldung und des Vollzuges im Handelsregister trägt die Gesellschaft.

Von dieser Urkunde erhalten:

Gesellschafter,
Gesellschaft
Anschrift: 80995 München, Dachauer Straße 665,
das Amtsgericht -Registergericht-
und das zuständige Finanzamt -Körperschaftsteuerstelle-
je eine beglaubigte Abschrift.
Eine weitere beglaubigte Abschrift erhält die Partnerschaft von Rechtsanwälten Hengeler Mueller, z.Hd. Frau Dr. Iris Paetzke, 10117 Berlin, Charlottenstraße 35/36.

IV.

Sonstige Vereinbarungen im Zusammenhang mit der heutigen Kapitalerhöhung werden nicht getroffen.

V.

Der Notar wies insbesondere auf folgende Punkte hin:

- Die Kapitalerhöhung wird erst mit Eintragung im Handelsregister wirksam; erst dann entstehen die neuen Mitgliedschaftsrechte.
  Die Verpflichtung zur Erbringung der neuen Stammeinlage entsteht bereits mit Wirksamwerden des Übernahmevertrages zwischen der Gesellschaft und dem Übernehmer.

- Die neue Stammeinlage muß sich im Zeitpunkt des Eingangs der Anmeldung der Kapitalerhöhung zur Eintragung bei dem Handelsregister in der freien Verfügung der Geschäftsführung befinden und bis zur Eintragung der Kapitalerhöhung im Handelsregister unversehrt vorhanden sein. Dafür ist erforderlich, daß der Einleger seine Verfügungsmacht über die von ihm zu leistenden Barmittel endgültig und ohne Vorbehalt zugunsten

der Gesellschaft aufgibt. Daran fehlt es, wenn die Einlage alsbald unmittelbar oder mittelbar an den Einleger bzw. eine diesem nahestehende Person wieder zurückfließen soll. So ist jede Form der Aufrechnung oder Verrechnung der Bareinlage unzulässig.
Auch darf eine Bareinlage nicht als Sacheinlage erbracht werden. Insbesondere eine Barzahlung auf die neue Stammeinlage mit der Abrede, daß diese zur Tilgung einer Forderung des Einlegers oder einer diesem nahestehenden Person gegen die Gesellschaft z.B. aus einem Umsatzgeschäft oder einer Darlehensgewährung zu verwenden ist ("Hin- und Herzahlen"), ist nicht geeignet, den Übernehmer von seiner Verpflichtung zur Leistung der Einlage zu befreien. Eine solche Tilgungsabrede wird bei einem engen zeitlichen und sachlichen Zusammenhang zwischen der Leistung auf die neue Stammeinlage und der Tilgung der Forderung angenommen.

- Die Anmeldung der Kapitalerhöhung muß von sämtlichen Geschäftsführern einschließlich etwaiger Stellvertreter vorgenommen werden; ebenso muß die Liste der Übernehmer von allen Geschäftsführern unterzeichnet werden.

- Falsche Versicherungen sind strafbar und können Ersatzansprüche zur Folge haben. Dies gilt insbesondere bei falschen Angaben über die Übernahme von Stammeinlagen, die Erbringung von Einlagen, die Verwendung eingezahlter Beträge, Sondervorteile, die Sacheinlagen und Sicherungen.

- Wird der neue Anteil zu einem niedrigeren Kurs ausgegeben als es seinem inneren Wert entspricht, mindert sich auch der Substanzwert des/der alten Anteil/Anteile. Ob dies der Fall ist, kann der Notar nicht beurteilen. Der Ausgabekurs ist nach Angabe angemessen.

- Der Notar erteilt keine steuerlichen Auskünfte. Er empfahl, sich beim Finanzamt bzw. beim Steuerberater wegen der steuerlichen Auswirkungen der heutigen Vereinbarungen zu erkundigen.

- Eine Vorauszahlung auf eine künftige Einlageschuld ist grundsätzlich unzulässig und in der Regel nicht schuldbefreiend.

- Die Zulässigkeit und Grenzen der Vertretung ausländischer Gesellschaften richtet sich nach dem auf diese anwendbaren ausländischen Recht, das der Notar nicht kennt.

VI.

Der Gesellschafter erklärt:
Ich handle auf eigene Rechnung.

Vorgelesen vom Notar,
von dem Erschienenen genehmigt
und eigenhändig unterschrieben:

Beglaubigte Abschrift

Vollmacht

Ich, der Unterzeichnete, bin allein vertretungsberechtigt für Blade Lux Holding Two S.à.r.l., mit Sitz in Luxemburg (die "Gesellschaft").

Ich bevollmächtigte hiermit

Dr. Julius Budde, John Flüh, Dr. Cord-Georg Hasselmann, Dr. Nicolas Böhm, Dr. Henning Bälz, Dr. Ulrich Blech, Dr. Albrecht Conrad, Dr. Stefan Richter, Dr. Kai-Steffen Scholz, Dr. Iris Paetzke,

jeweils mit Geschäftsanschrift in der Charlottenstraße 35/36 in 10117 Berlin,

jeweils allein vertretungsberechtigt, die folgenden Handlungen für die Gesellschaft vorzunehmen:

1. Einen Gesellschafterbeschluss der MTU Aero Engines Erste Holding GmbH, München, zu fassen und das Stammkapital dieser Gesellschaft durch Umwandlung eines Teilbetrages der Kapitalrücklage (Kapitalerhöhung aus Gesellschaftsmitteln) zu erhöhen;

2. Eine Gesellschafter- und Co-Investmentvereinbarung betreffend die Umsetzung eines Manager Equity Investment Programms für die Blade-Gruppe mit Managern und Arbeitnehmern der MTU Aero Engines Erste Holding GmbH und ihrer direkten und indirekten Tochtergesellschaften und mit anderen Parteien abzuschließen;

3. Einen Gesellschafterbeschluss der MTU Aero Engines Erste Holding GmbH, München, zu fassen und das Stammkapital dieser Gesellschaft im Wege der Barkapitalerhöhung zu erhöhen, auf die Bezugsrechte als Gesellschafterin zu verzichten und die Blade Management Beteiligungs GmbH & Co. KG zur Übernahme eines neuen Geschäftsanteils zuzulassen;

4. Als Gesellschafterin der MTU Aero Engines Erste Holding GmbH, München, über Änderungen des Gesellschaftervertrages dieser Gesellschaft, insbesondere, aber nicht ausschließlich die Vinkulierung von Geschäftsanteilen betreffend, zu beschließen.

5. Sämtliche im Zusammenhang mit den vorstehenden Maßnahmen und allgemein der Umsetzung des Manager Equity Investment Programms für die Blade-Gruppe erforderlichen oder nützlichen Erklärungen abzugeben und in Empfang zu nehmen sowie sämtliche Maßnahmen und Handlungen vorzunehmen.

Die Vertreter sind von den Beschränkungen des § 181 BGB befreit und berechtigt, im selben Umfang Untervollmacht zu erteilen.

Diese Vollmacht unterliegt Deutschem Recht. Sie endet am 31. Januar 2005.

Luxemburg, 25.11.2004

(Blade Lux Holding Two S.à.r.l.)

Erteilung von Untervollmacht

Am 25. November 2004 hat mir die

Blade Lux Holding Two S.àr.l,

mit Sitz in Luxemburg

die in Kopie als Anlage beigefügte Vollmacht erteilt (die "Vollmacht").

Die Vollmacht umfaßt auch das Recht, Untervollmacht zu erteilen.

Hiermit erteile ich Herrn Ulrich Passow und Frau Nikola Zacherl, jeweils geschäftsansässig c/o MTU Aero Engines GmbH, Dachauer Str. 665, 80995 München, Untervollmacht, jeweils alleinvertretungsberechtigt und unter Befreiung von § 181 BGB einen Gesellschafterbeschluss der MTU Aero Engines Erste Holding GmbH, München zu fassen und das Stammkapital dieser Gesellschaft im Wege der Barkapitalerhöung zu erhöhen, auf die Bezugsrechte als Gesellschafterin zu verzichten und die Blade Management Beteiligungs GmbH & Co. KG zur Übernahme eines neuen Geschäftsanteils zuzulassen.

Die Unterbevollmächtigten sind berechtigt, jegliche im Zusammenhang mit der vorstehenden Maßnahme erforderlichen oder nützlichen Erklärung abzugeben und in Empfang zu nehmen sowie sämtliche erforderlichen oder nützlichen Handlungen vorzunehmen.

Diese Erteilung der Untervollmacht unterliegt dem Recht der Bundesrepublik Deutschland.

Die Untervollmacht ist zeitlich befristet bis zum 31. Januar 2005.

Berlin, 18. Dezember 2004

Iris Paetzke

Dr. Iris Paetzke

Vollmacht

Ich, der Unterzeichnete, bin allein vertretungsberechtigt für Blade Lux Holding Two S.à.r.l., mit Sitz in Luxemburg (die "Gesellschaft").

Ich bevollmächtigte hiermit

Dr. Julius Budde, John Flüh, Dr. Cord-Georg Hasselmann, Dr. Nicolas Böhm, Dr. Henning Bälz, Dr. Ulrich Blech, Dr. Albrecht Conrad, Dr. Stefan Richter, Dr. Kai-Steffen Scholz, Dr. Iris Paetzke,

jeweils mit Geschäftsanschrift in der Charlottenstraße 35/36 in 10117 Berlin,

jeweils allein vertretungsberechtigt, die folgenden Handlungen für die Gesellschaft vorzunehmen:

1. Einen Gesellschafterbeschluss der MTU Aero Engines Erste Holding GmbH, München, zu fassen und das Stammkapital dieser Gesellschaft durch Umwandlung eines Teilbetrages der Kapitalrücklage (Kapitalerhöhung aus Gesellschaftsmitteln) zu erhöhen;

2. Eine Gesellschafter- und Co-Investmentvereinbarung betreffend die Umsetzung eines Manager Equity Investment Programms für die Blade-Gruppe mit Managern und Arbeitnehmern der MTU Aero Engines Erste Holding GmbH und ihrer direkten und indirekten Tochtergesellschaften und mit anderen Parteien abzuschließen;

3. Einen Gesellschafterbeschluss der MTU Aero Engines Erste Holding GmbH, München, zu fassen und das Stammkapital dieser Gesellschaft im Wege der Barkapitalerhöhung zu erhöhen, auf die Bezugsrechte als Gesellschafterin zu verzichten und die Blade Management Beteiligungs GmbH & Co. KG zur Übernahme eines neuen Geschäftsanteils zuzulassen;

4. Als Gesellschafterin der MTU Aero Engines Erste Holding GmbH, München, über Änderungen des Gesellschaftervertrages dieser Gesellschaft, insbesondere, aber nicht ausschließlich die Vinkulierung von Geschäftsanteilen betreffend, zu beschließen.

5. Sämtliche im Zusammenhang mit den vorstehenden Maßnahmen und allgemein der Umsetzung des Manager Equity Investment Programms für die Blade-Gruppe erforderlichen oder nützlichen Erklärungen abzugeben und in Empfang zu nehmen sowie sämtliche Maßnahmen und Handlungen vorzunehmen.

Die Vertreter sind von den Beschränkungen des § 181 BGB befreit und berechtigt, im selben Umfang Untervollmacht zu erteilen.

Diese Vollmacht unterliegt Deutschem Recht. Sie endet am 31. Januar 2005.

Luxemburg, 25. 11. 2004

(Blade Lux Holding Two S.à.r.l.)

Vorstehende Abschrift stimmt
mit den Urschriften überein.
Dies beglaubige ich.

München, den 22. Dezember 2004

Dr. Graf von Stosch
Notar

Vorstehende Abschrift stimmt mit
der Urschrift überein.
Dies beglaubige ich.

München, den 28. Dezember 2004

Dr. Graf von Stosch
Notar

URNr. S2854 / 2004 Beglaubigte Abschrift 13

Vom 22.12.2004

An das
Amtsgericht München
-Registergericht-

80315 München

Firma **MTU Aero Engines Erste Holding GmbH**
mit dem Sitz in München,
Anschrift: 80995 München, Dachauer Straße 665

HRB Nr. 1 5 1 2 5 1

Es wird überreicht:

a) beglaubigte Abschrift der Niederschrift über eine Gesellschafterversammlung des Notars Dr. Rüdiger Graf von Stosch in München;

b) Übernahmeerklärung;

c) Übernehmerliste;

d) Gesellschafterliste;

e) bescheinigte Neufassung der Satzung;

f) Einzahlungsbeleg;

und zur Eintragung in das Handelsregister angemeldet.

1. Das Stammkapital der Gesellschaft in Höhe

von	2.030.000,00 €
ist um	180.000,00 €

auf 2.210.000,00 €
-i.W. zwei Millionen zweihundertzehntausend Euro-
erhöht.

Demgemäß ist § 3 (Stammkapital) des Gesellschaftsvertrages (Satzung) geändert und, wie in der Niederschrift enthalten, neu gefaßt.

Es wird versichert, daß die übernommene Stammeinlage im Nennbetrag von 180.000,00 € in bar in voller Höhe erbracht ist.

Es wird versichert, daß sich der Gegenstand der Leistung in der endgültigen freien Verfügung der Geschäftsführung befindet und auch in der Folge nicht an den Einleger zurückgezahlt worden ist.

Der Notar hat eingehend über die Bedeutung der abgegebenen Versicherung belehrt, daß die Stammeinlagen bzw. Teile davon voll eingezahlt sind und sich die Beträge endgültig in der freien Verfügung der Geschäftsführung befinden und auch in der Folge nicht an den Einleger zurückgezahlt worden sind.

Es wurde insbesondere darauf hingewiesen, daß die Beträge gegebenenfalls auf ein auf den Namen der Gesellschaft lautendes Konto einzuzahlen sind und daß dieses Konto nicht gesperrt sein darf.

Auch ist jede Form der Aufrechnung (Verrechnung) der Bareinlage ausgeschlossen. Zahlungen, die direkt oder indirekt aus Mitteln der Gesellschaft erfolgen oder für die die Gesellschaft eine Haftung oder andere Nachteile übernimmt, sind ungenügend.

Insbesondere darf eine Bareinlage nicht als Sacheinlage erbracht werden.

Auf die Rechtsfolgen einer falschen Versicherung nach §§ 9 a Abs. 1 und 3, 82 Abs. 1 Nr. 1 und 4 GmbHG wurde hingewiesen.

2. § 5 (Einziehung von Geschäftsanteilen) des Gesellschaftsvertrages (Satzung) ist geändert und, wie in der Niederschrift enthalten, neu gefasst.

Der Notar wies darauf hin, daß er keine steuerlichen Auskünfte erteilt.

Es wird festgestellt, daß die Notare Prof. Dr. Geimer und Dr. Graf von Stosch außerhalb ihrer Amtstätigkeit in der gegenwärtigen Angelegenheit nicht tätig sind oder waren.

Nach Vollzug dieser Anmeldung wird um Erteilung von drei beglaubigten Handelsregisterauszügen für die Gesellschaft auf deren Kosten gebeten. Zwei Handelsregisterauszüge sind direkt an die Gesellschaft und der verbleibende an den beglaubigenden Notar zu senden.

München, den 22.12.2004

(Reiner Winkler) (Dr. Michael Süß)

(Dr. Klaus Steffens) (Bernd Kessler)

URNr. S 2854/2004

Ich beglaubige die Echtheit der vorstehenden, vor mir vollzogenen Unterschriften von

1. Herrn Reiner **Winkler**, geboren am 31. Juli 1961, 85221 Riemerling, Waldparkstraße 61, von Person bekannt und bereits früher identifiziert,

2. Herrn Dr. Michael **Süß**, geboren am 25. Dezember 1963, 82319 Starnberg, Tassiloweg 4 B, von Person bekannt und bereits früher identifiziert,

3. Herrn Dr. Klaus **Steffens**, geboren am 8. Februar 1950, 82347 Bernried, Hapberger Weg 7, von Person bekannt und bereits früher identifiziert,

4. Herrn Bernd **Kessler**, geboren am 22. März 1958, 82064 Strasslach, Weg im Esterholz 2, von Person bekannt und bereits früher identifiziert.

München, den zweiundzwanzigsten Dezember zweitausendvier

Dr. Rüdiger Graf von Stosch
Notar

Vorstehende Abschrift stimmt mit
der Urschrift überein.
Dies beglaubige ich.

München, den 29. Dezember 2004

Dr. Graf von Stosch
Notar

L i s t e

des Übernehmers der neuen Stammeinlage
anläßlich der Kapitalerhöhung des Notars
Dr. Rüdiger Graf von Stosch in München
betreffend die Firma

MTU Aero Engines Erste Holding GmbH
mit dem Sitz in München,
Anschrift: 80995 München, Dachauer Straße 665

mit dem Betrag der übernommenen Stammeinlage

Name und Wohnort	Betrag der übernommenen Stammeinlage
Firma Blade Management Beteiligungs GmbH & Co. KG mit dem Sitz in München, Anschrift: 80995 München, Dachauer Straße 665,	**180.000,00 €**

München, den 22. Dezember 2004

(Reiner Winkler) (Dr. Michael Süß)

(Dr. Klaus Steffens) (Bernd Kessler)

Liste

der Gesellschafter der Firma

MTU Aero Engines Erste Holding GmbH
mit dem Sitz in München

mit den Beträgen der übernommenen Stammeinlagen

lfd. Nr.	Name und Wohnort	Betrag der übernommenen Stammeinlage
1	Firma Blade Management Beteiligungs GmbH & Co. KG mit dem Sitz in München, Anschrift: 80995 München, Dachauer Straße 665,	180.000,00 €
2	Firma Blade Lux Holding Two S.a.r.l. mit dem Sitz in Luxemburg, Anschrift: L-2440 Luxemburg, 61, Rue de Rollingergrund	2.030.000,00 €
	insgesamt	**2.210.000,00 €**

München, den 22. Dezember 2004

(Reiner Winkler) (Dr. Michael Süß)

(Dr. Klaus Steffens) (Bernd Kessler)

15

MTU Aero Engines

Amtsgericht München
- Registergericht -

80333 München

Nikola Zacherl
Abt. ASR
Tel. 1489-2158
Fax 1489 5814

08.03.05

MTU Aero Engines Erste Holding GmbH
HRB 151 251

Sehr geehrte Damen und Herren,

anbei erhalten Sie ein Belegexemplar des Bundesanzeigers, aus welchem sich auf Seite 3096 der Wechsel in der Zusammensetzung des Aufsichtsrates der Gesellschaft ergibt.

Mit freundlichen Grüßen
MTU Aero Engines GmbH

i. V. Ulrich Passow   i. A. Nikola Zacherl

Anlage

MTU Aero Engines GmbH
Postfach 50 06 40
80976 München
Lieferanschrift:
Dachauer Straße 665
80995 München
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Sitz der Gesellschaft:
München
Handelsregister:
München HRB Nr. 154230
Steuer-Nr.: 817/59039
USt.-IdNr.: DE238391310

Bankverbindung:
Commerzbank AG, München
Bankleitzahl 700 400 41
Konto 220 400 600

Geschäftsführer:
Udo Stark, Vorsitzender
Bernd Kessler
Dr. Michael Süß
Reiner Winkler
Vorsitzender des Aufsichtsrats:
Johannes P. Huth

[39 633/44]

£ MUSEUMSERVICE GmbH
.idbrook 64, 22880 Wedel

ıaft ist **aufgelöst**. Der Gläubiger der
werden aufgefordert, sich bei ihr zu

Der Liquidator

[66 037/43]

Karis-Schmidt GmbH
Leichlingen

.aft ist **aufgelöst**. Die Gläubiger wer-
!ert, sich bei ihr zu melden.

Die Liquidatorin

ırie-Luise Karis-Schmidt

[52 688/44]

hlüsselfertiges Planen u. Bauen
Verwaltungs GmbH
Besigheim

aft ist **aufgelöst**. Die Gläubiger der
verden aufgefordert, sich bei ihr zu

Der Liquidator

[52 953/45]

Klinck GmbH
raße 72, 67685 Schwedelbach

aft ist **aufgelöst**. Die Gläubiger der
verden aufgefordert, sich bei ihr zu

Der Liquidator

Karl Otto Klinck

[52 908/44]

Kreuzschmied GmbH
85567 Grafing

ıft ist **aufgelöst**. Die Gläubiger der
erden aufgefordert, sich bei ihr zu

Der Liquidator

[52 460/43]

KSG Kanalbau GmbH
straße 18, 82194 Gröbenzell

ıft . . **aufgelöst**. Die Gläubiger der
erden aufgefordert, sich bei ihr zu

Der Liquidator

[52 415/43]

nmerforster Wohnbau GmbH
Kammerforst

ıft ist **aufgelöst**. Die Gläubiger der
erden aufgefordert, sich bei ihr zu

Der Liquidator

[52 435/44]

LEMSA GmbH
sdorfer Metallwarenfabrik
und Stanzerei
4576 Bad Bramstedt

ft ist **aufgelöst**. Die Gläubiger der
erden aufgefordert, sich bei ihr zu

Der Liquidator

[52 927/45]

en Baugesellschaft mbH
Haan

ft ist **aufgelöst**. Die Gläubiger der
erden aufgefordert, sich bei ihr zu

Der Liquidator

[52 781/45]

Luma Deutschland Two Wheel Parts Vertriebs GmbH
59368 Werne

Die Gesellschaft ist durch Beschluss der Gesellschafterversammlung vom 30. 12. 2004 **aufgelöst** worden. Die Gläubiger der Gesellschaft werden aufgefordert, sich wegen etwaiger Ansprüche bei dem Liquidator, Herrn Juan Carlos Alonso Fernàndez, 20080 San Sebastian (Spanien), zu melden.

Der Liquidator

[52 216/43]

MCT Management Consult GmbH
Großrückerswalde

Die Gesellschaft ist **aufgelöst**. Die Gläubiger der Gesellschaft werden gebeten, sich mit dem Liquidator in Verbindung zu setzen.

Der Liquidator

Jan Bieber

[66 011/44]

MEDICAL LOUNGE GmbH
Norderfriedrichskoog

Die Gesellschaft ist **aufgelöst**. Die Gläubiger der Gesellschaft werden aufgefordert, sich bei ihr zu melden.

Der Liquidator

[52 999/43]

MH&W Elektro-Vertrieb GmbH
Starnberg

Die Gesellschaft ist **aufgelöst**. Die Gläubiger der Gesellschaft werden aufgefordert, sich bei ihr zu melden.

Die Liquidatorin

[60 670/45]

MIC Entsorgungsprodukte Verwaltungs GmbH
47918 Tönisvorst

Die Gesellschaft ist **aufgelöst**. Die Gläubiger der Gesellschaft werden aufgefordert, sich bei ihr zu melden.

Der Liquidator

[52 769/43]

Michaela Kuschel GmbH
80796 München

Die Gesellschaft ist **aufgelöst**. Die Gläubiger der Gesellschaft werden aufgefordert, sich bei ihr zu melden.

Der Liquidator

[52 325/44]

Mink & Partner GmbH
Frankfurt am Main

Die Gesellschaft ist **aufgelöst**. Die Gläubiger der Gesellschaft werden aufgefordert, sich bei ihr zu melden. Herr Volker Mink, Barbarossastraße 36, 63517 Rodenbach, ist zum alleinigen Liquidator bestellt.

Der Liquidator

[82 421]

Mittal Steel Germany GmbH
Duisburg

Die Gesellschafterversammlung des Unternehmens hat mit Wirkung ab 07. 02. 2005

Herrn Uwe Scharnberg, Duisburg
Vorsitzender des Betriebsrats
Mittal Steel Ruhrort GmbH

zum Mitglied des **Aufsichtsrates** bestellt.

[52 355/45]

Modular Lighting Germany GmbH
50825 Köln

Die Gesellschaft ist **aufgelöst**. Die Gläubiger der Gesellschaft werden aufgefordert, sich bei ihr zu melden.

Der Liquidator

[82 222]

MTU Aero Engines

MTU Aero Engines GmbH
München

Bekanntmachung
gemäß § 52 Absatz 2 GmbHG

Wir geben bekannt, dass sich der **Aufsichtsrat** der Gesellschaft mit Wirkung zum 01. 01. 2005 wie folgt zusammensetzt:

Vertreter der Anteilseigner im Aufsichtsrat sind:

Johannes Huth (Vorsitzender)
Reinhard Gorenflos
Oliver Haarmann
Dr. Klaus Steffens
Professor Dr. Walter Kröll
Professor Dr. Sigmar Wittig

Vertreter der Arbeitnehmer im Aufsichtsrat sind:

Günter Sroka
Josef Hillreiner
Josef Mailer
Michael Keller
Harald Flassbeck
Babette Haas

Der bei der bisherigen Komplementärin der Gesellschaft vor Durchführung des Formwechsels (seinerzeit MTU Aero Engines GmbH & Co. KG), der MTU Aero Engines Verwaltungs GmbH bestehende mitbestimmte Aufsichtsrat ist mit Wirksamwerden des Formwechsels zum 13. 10. 2004 zum mitbestimmten Aufsichtsrat der Gesellschaft geworden.

Die Geschäftsführung

[82 223]

MTU Aero Engines

MTU Aero Engines Erste Holding GmbH
München

Bekanntmachung
gemäß § 52 Abs. 2 GmbHG

Wir geben folgenden Wechsel von Aufsichtsratsmitgliedern bekannt:

Ausscheiden des folgenden Aufsichtsratsmitgliedes der Anteilseigner:

Ned Gilhuly

Als Aufsichtsratsmitglied der Anteilseigner wurde neu bestellt:

Dr. Klaus Steffens

Die Geschäftsführung

[52 838/44]

Musikpavillon Manfred Schlechte GmbH
Grüne Straße 32, 01067 Dresden

Die Gesellschaft ist **aufgelöst** und wieder Privatgeschäft Musikpavillon Manfred Schlechte. Die Gläubiger werden aufgefordert, sich bei dem Liquidator, Musikpavillon Manfred Schlechte

Shareholder's Resolution

Waiving any and all requirements of form and notice, we

Blade Lux Holding Two S.á.r.l.
Luxembourg
Registre de Commerce et des Société
Luxembourg B96833

Blade Management Beteiligungs GmbH & Co. KG

(the „**Shareholders**")

being the sole shareholders of

MTU Aero Engines Erste Holding GmbH
München, Germany
Amtsgericht München, HRB 151251

(the "**Company**")

hereby hold an extraordinary shareholder's meeting of the Company and resolve the following:

1. The Shareholder take notice of the report of the Supervisory Board to the Shareholder Meeting and adopt the annual accounts for 31. December 2004 with a balance sheet totaL of € 273.577.952,79 and a Net Loss of € 2.335.842,99. The Net Loss will be carried forward to the new financial year.

2. The Board of Management is given discharge for the fiscal year 2004.

3. The Supervisory Board is given discharge for the fiscal year 2004.

4. Deloitte & Touche GmbH, München is elected as auditors for the fiscal year 2005.

No further resolutions were passed.

Gesellschafterbeschluss

Unter Verzicht auf jegliche Form- und Fristvorschriften halten wir,

Blade Lux Holding Two S.á.r.l.
Luxembourg
Registre de Commerce et des Société
Luxembourg B96833

Blade Management Beteiligungs GmbH & Co. KG

(die „**Gesellschafter**")

als alleinige Gesellschafter der

MTU Aero Engines Erste Holding GmbH
München, Deutschland
Amtsgericht München, HRB 151251

(die „**Gesellschaft**")

hiermit eine außerordentliche Gesellschafterversammlung der Gesellschaft ab und beschließen wie folgt:

1. Unter Kenntnisnahme des Berichts des Aufsichtsrates der Gesellschaft an die Gesellschafterversammlung wird der Jahresabschluss zum 31. Dezember 2003 mit einer Bilanzsumme von € 273.577.952,79 und einem Bilanzverlust von € 2.335.842,99 festgestellt. Der Bilanzverlust wird auf neue Rechnung vorgetragen.

2. Der Geschäftsführung wird für das Geschäftsjahr 2004 Entlastung erteilt.

3. Dem Aufsichtsrat wird für das Geschäftsjahr 2004 Entlastung erteilt.

4. Deloitte & Touche GmbH, München, wird zum Abschlussprüfer für das Geschäftsjahr 2005 gewählt.

Es wurden keine weiteren Beschlüsse gefasst.

This being resolved, stated and declared, the shareholder's meeting is closed.

Die Gesellschafterversammlung ist damit beendet.

Hannover
Place/Ort

17.03.2005
Date/Datum

Blade Lux Holding Two S.á.r.l.

acting by/ vertreten durch

Johannes Huth

Blade Management Beteiligungs GmbH & Co. KG

acting by/ vertreten durch

die geschäftsführenden Kommanditisten

Reiner Winkler

Dr. Michael Süß

17

RECEIVED

2005 AUG 24 P

NOTARE

PROF. DR. REINHOLD GEIMER
DR. RÜDIGER GRAF VON STOSCH

LUITPOLDBLOCK · MAXIMILIANSPLATZ 10

80333 MÜNCHEN · TEL. 2421380 · FAX 293353

Abschrift

URNr. S0792/2005
Vom 27.04.2005

he

Beglaubigte Abschrift für Urkundensammlung

An das
Amtsgericht München
-Registergericht-

80315 München

HRB Nr. 1 5 1 2 5 1

Firma **MTU Aero Engines Erste Holding GmbH**
mit dem Sitz in München,
Anschrift: 80995 München, Dachauer Straße 665

I.

Es wird überreicht:

a) Ausfertigung des Verschmelzungsvertrages,

b) Ausfertigung der Niederschrift über Gesellschafterversammlungen der übertragenden und der übernehmenden Gesellschaft, welche auch die Verzichtserklärungen nach § 8 Abs. 3 und § 9 Abs. 3 des UmwG enthalten.

II.

Zur Eintragung in das Handelsregister wird angemeldet:

Die Firma MTU Aero Engines Zweite Holding GmbH
mit dem Sitz in München
(Amtsgericht München, HRB Nr. 151054)
ist aufgrund des Verschmelzungsvertrages vom heutigen Tage, URNr. S 775/2005 des Notars Dr. Rüdiger Graf von Stosch in München und den zustimmenden Gesellschafterbeschlüssen vom heuti-

gen Tage, URNr. S 776/2005 des Notars Dr. Rüdiger Graf von Stosch in München mit der Firma MTU Aero Engines Erste Holding GmbH mit dem Sitz in München unter Auflösung ohne Abwicklung gemäß den Bestimmungen des UmwG, insbesondere § 1 Abs. 1 Nr. 1, § 2 Nr. 1, § 3 Abs. 1 Nr. 2, §§ 4 ff., §§ 46 ff. des UmwG verschmolzen.

Hierzu wird erklärt:

- Eine Klage gegen die Wirksamkeit des Verschmelzungsbeschlusses ist nicht erhoben.

- Alle Gesellschafter haben durch notariell beurkundete Verzichtserklärungen auf die Klage gegen die Wirksamkeit des Verschmelzungsbeschlusses verzichtet.

- Alle Gesellschafter beider Gesellschaften haben der Verschmelzung zugestimmt.

- Bei den an der Verschmelzung beteiligten Gesellschaften sind alle zu leistenden Einlagen auf die Geschäftsanteile in voller Höhe bewirkt (§§ 51, 52 UmwG).

- Die Gesellschaften haben keine Arbeitnehmer und keine betrieblichen Arbeitnehmervertretungen (Betriebsrat, Gesamtbetriebsrat, Konzernbetriebsrat), so dass diesbezügliche Folgen der Verschmelzung (§ 5 Abs. 1 Nr. 9 des UmwG) nicht eintreten. Maßnahmen insoweit sind weder vorgesehen noch veranlasst.

  Bei der übernehmenden Gesellschaft besteht aufgrund der Tatsache, dass ihr mitbestimmungsrechtlich nach § 5 des Mitbestimmungsgesetzes 1976 die Arbeitnehmer ihrer mittelbaren Tochtergesellschaften zugerechnet werden, ein Aufsichtsrat

nach den Bestimmungen der §§ 6 Abs. 1, 7 Abs. 1 Nr. 1 Mitbestimmungsgesetz 1976, der aus sechs Vertretern der Anteilseigner und sechs Vertretern der Arbeitnehmer zusammengesetzt ist.
Die Verschmelzung hat auf diesen Aufsichtsrat und das Amt der Arbeitnehmervertreter keine Auswirkungen; Maßnahmen sind auch insoweit weder vorgesehen noch veranlasst.

III.

Der Notar wies darauf hin, dass er keine steuerlichen Auskünfte erteilt.

Es wird festgestellt, daß die Notare Prof. Dr. Geimer und Dr. Graf von Stosch außerhalb ihrer Amtstätigkeit in der gegenwärtigen Angelegenheit nicht tätig sind oder waren.

Nach Vollzug dieser Anmeldung wird um Erteilung von drei beglaubigten Handelsregisterauszügen auf Kosten der Gesellschaft gebeten. Einer dieser Auszüge ist an den beglaubigenden Notar zu senden, die beiden weiteren an die Gesellschaft selbst.

München, den 27.04.2005

(Udo Stark) (Reiner Winkler)

(Dr. Michael Süß) (Bernd Kessler)

URNr. S 792/2005

Ich beglaubige die Echtheit der vorstehenden, vor mir vollzogenen Unterschriften von

1. Herrn Udo **Stark**, geboren am
   21. November 1947,
   80802 München, Biedersteinerstraße 11,
   von Person bekannt und bereits früher identifiziert,

2. Herrn Reiner **Winkler**, geboren am 31. Juli 1961,
   85221 Riemerling, Waldparkstraße 61,
   von Person bekannt und bereits früher identifiziert,

3. Herrn Dr. Michael **Süß**, geboren am
   25. Dezember 1963,
   82319 Starnberg, Tassiloweg 4 B,
   von Person bekannt und bereits früher identifiziert,

4. Herrn Bernd **Kessler**, geboren am
   22. März 1958,
   82064 Strasslach, Weg im Esterholz 2,
   von Person bekannt und bereits früher identifiziert.

München, den siebenundzwanzigsten April zweitausendfünf

Dr. Rüdiger Graf von Stosch
Notar

Vorstehende Abschrift stimmt mit
der Urschrift überein.
Dies beglaubige ich.

München, den 28. April 2005

Dr. Graf von Stosch
Notar

18

Anlage

URNr. S0775/2005 Beglaubigte Abschrift
Vom 27.04.2005

he

Urk. Rolle Nr. S0775/2005

Verschmelzungsvertrag

Heute, den siebenundzwanzigsten April
zweitausendfünf
- 27.04.2005 -
erschienen vor mir, dem unterzeichneten Notar

Dr. Rüdiger Graf von Stosch
mit dem Amtssitz in München,
-Amtsstelle in München, Maximiliansplatz 10-

in den Geschäftsräumen der Firma MTU Aero Engines GmbH, 80995 München, Dachauer Straße 665, wohin ich mich auf Ansuchen begab:

1. Frau Nikola **Zacherl**,
   geboren am 4. September 1969, Rechtsanwältin,
   80995 München, Dachauer Straße 665,
   nach ihrer Erklärung hier handelnd für die Firma
   MTU Aero Engines Zweite Holding GmbH
   mit dem Sitz in München,
   Anschrift: 80995 München, Dachauer Straße 665,
   aufgrund behaupteter Vollmacht, mit der Verpflichtung, Vollmachtsnachweis unverzüglich nachzureichen.

2. Herr Ulrich **Passow**,
   geboren am 30. März 1959, Rechtsanwalt,
   80995 München, Dachauer Straße 665,
   nach seiner Erklärung hier handelnd für die Firma
   MTU Aero Engines Erste Holding GmbH
   mit dem Sitz in München,

Anschrift: 80995 München, Dachauer Straße 665,
aufgrund behaupteter Vollmacht, mit der Verpflichtung, Vollmachtsnachweis unverzüglich nachzureichen.

Die Erschienenen sind von Person bekannt und bereits früher identifiziert.

Die Erschienenen stellten fest, daß die Notare Prof. Dr. Geimer und Dr. Graf von Stosch außerhalb ihrer Amtstätigkeit in der gegenwärtigen Angelegenheit nicht tätig sind oder waren.

Auf Antrag beurkunde ich aufgrund der vor mir mündlich abgegebenen Erklärungen folgenden

V e r s c h m e l z u n g s v e r t r a g:

I.

1. Im Handelsregister des Amtsgerichts München ist in Abteilung B unter Nr. 1 5 1 0 5 4 die Firma

   MTU Aero Engines Zweite Holding GmbH

   mit dem Sitz in München
   -im folgenden „die übertragende Gesellschaft" genannt-
   eingetragen.

   Das Stammkapital dieser Gesellschaft beträgt
   25.000,00 €
   -i.W. fünfundzwanzigtausend Euro-,
   das nach Angabe zu 100 % einbezahlt ist.

   Alleingesellschafterin dieser Gesellschaft ist nach Angabe die

Firma MTU Aero Engines Erste Holding GmbH mit dem Sitz in München mit einem Geschäftsanteil im Nennbetrag von 25.000,00 €.

2. Im Handelsregister des Amtsgerichts München ist in Abteilung B unter Nr. 1 5 1 2 5 1 die Firma

MTU Aero Engines Erste Holding GmbH

mit dem Sitz in München
-im folgenden „die übernehmende Gesellschaft" genannt-
eingetragen.

Das Stammkapital dieser Gesellschaft beträgt 2.210.000,00 €
-i.W. zwei Millionen zweihundertzehntausend Euro-,
das nach Angabe zu 100 % erbracht ist.

Gesellschafter dieser Gesellschaft sind nach Angabe:

a) die Firma Blade Lux Holding Two S.à r.l. mit dem Sitz in Luxemburg mit einem Geschäftsanteil im Nennbetrag von 2.030.000,00 €;

b) die Firma Blade Management Beteiligungs GmbH & Co. KG mit dem Sitz in München mit einem Geschäftsanteil im Nennbetrag von 180.000,00 €.

II.

Die Firma MTU Aero Engines Zweite Holding GmbH
mit dem Sitz in München
-im folgenden „die übertragende Gesellschaft" genannt-

wird mit der Firma MTU Aero Engines Erste Holding GmbH
mit dem Sitz in München
-im folgenden „die übernehmende Gesellschaft“ genannt-
unter Auflösung ohne Abwicklung verschmolzen.

Die Verschmelzung erfolgt im Wege der Aufnahme durch Übertragung des Vermögens der übertragenden Gesellschaft als Ganzes ohne Abwicklung auf die übernehmende Gesellschaft (Verschmelzung durch Aufnahme) gemäß den Bestimmungen des UmwG, insbesondere § 1 Abs. 1 Nr. 1, § 2 Nr. 1, § 3 Abs. 1 Nr. 2, §§ 4 ff., §§ 46 ff. des UmwG.

III.

Der Verschmelzung wird die Schlußbilanz der übertragenden Gesellschaft zum 31. Dezember 2004 zugrunde gelegt.

IV.

Die Verschmelzung erfolgt im Innenverhältnis mit Wirkung zum Ablauf des 31. Dezember 2004. Von Beginn des 1. Januar 2005 („Verschmelzungsstichtag“) an gelten alle Geschäfte und Handlungen der übertragenden Gesellschaft als für Rechnung der übernehmenden Gesellschaft geführt.

In der Schlußbilanz ist das Betriebsvermögen mit den Buchwerten angesetzt, die von der übernehmenden Gesellschaft in ihrer Bilanz fortgeführt werden.

Etwa erforderliche Anträge auf Buchwertfortführung werden zu gegebener Zeit bei dem zuständigen Finanzamt gestellt.

V.

Die übernehmende Gesellschaft ist alleinige Gesellschafterin der übertragenden Gesellschaft; sie hält alle Geschäftsanteile.

Die Verschmelzung erfolgt daher ohne Erhöhung des Stammkapitals der übernehmenden Gesellschaft und ohne Gewährung von Anteilen oder Mitgliedschaften an der übernehmenden Gesellschaft und ohne Gewährung einer Gegenleistung durch die übernehmende Gesellschaft.

Rechte im Sinne von § 5 Abs. 1 Nr. 7 des UmwG und besondere Vorteile im Sinne von § 5 Abs. 1 Nr. 8 des UmwG werden nicht gewährt.

VI.

Die Gesellschaften haben keine Arbeitnehmer und keine betrieblichen Arbeitnehmervertretungen (Betriebsrat, Gesamtbetriebsrat, Konzernbetriebsrat), so dass diesbezügliche Folgen der Verschmelzung (§ 5 Abs. 1 Nr. 9 des UmwG) nicht eintreten. Maßnahmen insoweit sind weder vorgesehen noch veranlasst.

Bei der übernehmenden Gesellschaft besteht aufgrund der Tatsache, dass ihr mitbestimmungsrechtlich nach § 5 des Mitbestimmungsgesetzes 1976 die Arbeitnehmer ihrer mittelbaren Tochtergesellschaften zugerechnet werden, ein Aufsichtsrat nach den Bestimmungen der §§ 6 Abs. 1, 7 Abs. 1 Nr. 1 Mitbestimmungsgesetz 1976, der aus sechs Vertretern der Anteilseigner und sechs Vertretern der Arbeitnehmer zusammengesetzt ist.
Die Verschmelzung hat auf diesen Aufsichtsrat und das Amt der Arbeitnehmervertreter keine Auswirkungen; Maßnahmen sind auch insoweit weder vorgesehen noch veranlasst.

VII.

Die durch diesen Vertrag und seine Ausführung entstehenden Kosten trägt die übernehmende Gesellschaft.

Die übertragende Gesellschaft hat nach Angabe keinen Grundbesitz und keine Gebäude auf fremdem Grund und Boden.

VIII.

Dieser Vertrag bedarf der Zustimmung der Gesellschafterversammlung beider Gesellschaften (also der übertragenden und der übernehmenden Gesellschaft) und der Eintragung im Handelsregister.

Die Geschäftsführer beider Gesellschaften sind verpflichtet, die Anmeldungen unverzüglich vorzunehmen.

IX.

Weitere Vereinbarungen werden nicht gewünscht, insbesondere keine Befristungen, Bedingungen oder Rücktrittsrechte.

Im übrigen gelten die gesetzlichen Bestimmungen.

X.

Soweit erforderlich, werden die Beteiligten die Berichtigung des Grundbuches und sonstiger Register nach Durchführung der Verschmelzung selbst veranlassen.

Soweit immaterielle Rechte, insbesondere Patentrechte, Markenrechte, Lizenzen etc. bestehen, werden die Beteiligten alle erforderlichen Erklärungen, insbesondere Zustimmungen jeder Art, selbst einholen.

Zweigniederlassungen bestehen nach Angabe nicht.

XI.

Von dieser Urkunde erhalten die Beteiligten
je eine beglaubigte Abschrift,
das beteiligte Registergericht zwei Ausfertigungen.
Je eine weitere beglaubigte Abschrift erhält das Finanzamt -Körperschaftsteuerstelle- der übertragenden und der übernehmenden Gesellschaft.

XII.

Sollte eine Bestimmung dieser Urkunde unwirksam und/oder undurchführbar sein oder werden, so wird dadurch die Wirksamkeit der übrigen Bestimmungen nicht berührt. Die unwirksame/undurchführbare Bestimmung ist nach Möglichkeit in eine solche wirksame/durchführbare umzudeuten, die der unwirksamen/undurchführbaren bei wirtschaftlicher Betrachtungsweise möglichst nahe kommt.

XIII.

Der Notar erörterte mit den Erschienenen die §§ 2 ff. des UmwG.

Er wies insbesondere auf folgende Punkte hin:

- Die Gläubiger der übertragenden Gesellschaft können gemäß § 22 des UmwG Sicherheit verlangen.

- Die Geschäftsführer und die Mitglieder des etwa vorhandenen Aufsichtsrates haften für etwaige Verschmelzungsschäden nach Maßgabe der §§ 25 ff. des UmwG.

- Die übertragende Gesellschaft erlischt mit der Eintragung der Verschmelzung in das Handelsregister des Sitzes der übernehmenden Gesellschaft.
  Zum gleichen Zeitpunkt werden die Gesellschafter der übertragenden Gesellschaft Gesellschafter der übernehmenden Gesellschaft, soweit nicht die übernehmende Gesellschaft Anteilsinhaberin der übertragenden Gesellschaft ist.
  Die übernehmende Gesellschaft wird Gesamtrechtsnachfolgerin der übertragenden Gesellschaft.

- Verschmelzungen unterliegen der Fusionskontrolle nach dem Gesetz gegen Wettbewerbsbeschränkungen bzw. den einschlägigen Bestimmungen des EU- Rechtes. Die etwa erforderlichen Schritte werden die Beteiligten selbst veranlassen.

- Der Notar erteilt keine steuerlichen Auskünfte. Er empfahl, sich an das Finanzamt oder an einen Steuerberater zu wenden.

- Das Registergericht darf die Verschmelzung nur eintragen, wenn die Bilanz auf einen höchstens acht Monate vor der Anmeldung liegenden Stichtag aufgestellt worden ist.

XIV.

Jeder Vertragsteil erklärt nach Angabe auf eigene Rechnung zu handeln.

Vorgelesen vom Notar,
von den Erschienenen genehmigt
und eigenhändig unterschrieben:

Vorstehende Abschrift stimmt
mit der Urschrift überein.
Dies beglaubige ich.

München, den 27. April 2005

Dr. Graf von Stosch
Notar

URNr. S0789 / 2005
Vom 27.04.2005

he

Vollmachtsbestätigung

zur Urkunde des Notars Dr. Rüdiger Graf von Stosch
in München vom 27. April 2005, URNr. S 776/2005.

Die Firma MTU Aero Engines Erste Holding GmbH kennt den gesamten Inhalt der vorgenannten Urkunde und bestätigt

Herrn Ulrich Passow
80995 München, Dachauer Straße 665,

Vollmacht zur Abgabe alle dort enthaltenen Erklärungen erteilt zu haben, insbesondere auch zu den in der Urkunde enthaltenen Gesellschafterbeschlüssen.

Vorsorglich genehmigt sie nach sorgfältiger Prüfung die genannte Urkunde in allen Teilen vorbehaltlos.

Von den Beschränkungen des § 181 BGB wurde Befreiung erteilt.

München, den 27.04.2005

Firma MTU Aero Engines Erste Holding GmbH mit dem Sitz in München, vertreten durch die Geschäftsführer, Herrn Reiner Winkler und Herrn Dr. Michael Süß

URNr. S 789/2005

Ich beglaubige die Echtheit der vorstehenden, vor mir vollzogenen Unterschriften von

Herrn Reiner **Winkler**, geboren am 31. Juli 1961, 85221 Riemerling, Waldparkstraße 61, von Person bekannt und bereits früher identifiziert, und
Herrn Dr. Michael **Süß**, geboren am 25. Dezember 1963, 82319 Starnberg, Tassiloweg 4 B, von Person bekannt und bereits früher identifiziert, beide nach ihrer Erklärung hier handelnd für die Firma
MTU Aero Engines Erste Holding GmbH
mit dem Sitz in München, Anschrift: 80995 München, Dachauer Straße 665, als deren Geschäftsführer.

Hiermit stelle ich, Notar, fest, daß im Handelsregister des Amtsgerichts München unter HRB Nr. 151251 die Firma MTU Aero Engines Erste Holding GmbH mit dem Sitz in München und die Herren Reiner Winkler und Dr. Michael Süß als deren Geschäftsführer eingetragen sind und letztere somit zur gemeinsamen Vertretung der vorgenannten Gesellschaft berechtigt sind.

Die Einsicht in das elektronische Handelsregister erfolgte am 27. April 2005.

München, den siebenundzwanzigsten April zweitausendfünf

Dr. Rüdiger Graf von Stosch
Notar

Vorgang: MTU Erste Vollmachtsbest.

URNr. S0788/2005
Vom «DATUM»
27. April 2005

«SB»

Vollmachtsbestätigung

zur Urkunde des Notars Dr. Rüdiger Graf von Stosch
in München vom 27. April 2005, URNr. S 776/2005.

Die Firma Blade Lux Holding Two S.à r.l. kennt den gesamten Inhalt der vorgenannten Urkunde und bestätigt

Herrn Dr. Lutz Kniprath
60329 Frankfurt am Main, Taunusanlage 11,

Vollmacht zur Abgabe alle dort enthaltenen Erklärungen erteilt zu haben, insbesondere auch zu den in der Urkunde enthaltenen Gesellschafterbeschlüssen.

Vorsorglich genehmigt sie nach sorgfältiger Prüfung die genannte Urkunde in allen Teilen vorbehaltlos.

Von den Beschränkungen des § 181 BGB wurde Befreiung erteilt.

München, den 27.04.2005

Firma Blade Lux Holding Two S.à r.l. mit dem Sitz in Luxemburg,
vertreten durch den einzelvertretungsberechtigten Geschäftsführer,
Herrn Johannes Peter Huth

Vorgang: «VORG»

URNr. S 788/2005

Ich beglaubige die Echtheit der vorstehenden, vor mir vollzogenen Unterschrift von

Herrn Johannes Peter **Huth**, geboren am 27. Mai 1960, London NW8 9UL, Großbritannien, 90 Hamilton Terrace, von Person bekannt und bereits früher identifiziert, nach seiner Erklärung hier handelnd für die Firma
Blade Lux Holding Two S.à r.l.
mit dem Sitz in Luxemburg,
Anschrift: L-2440 Luxemburg, 61, Rue de Rollingergrund, als deren einzelvertretungsberechtigter Geschäftsführer.

München, den siebenundzwanzigsten April zweitausendfünf

Dr. Rüdiger Graf von Stosch
Notar

Vorgang: Blade Vollmachtsbest.

Beglaubigte Abschrift

Registre de Commerce et des Sociétés
Luxembourg

R C S

EXTRAIT

Blade Lux Holding Two S.à.r.l.

Numéro d'immatriculation : B 96833
Date d'immatriculation/d'inscription : 21/11/2003

Dénomination(s) ou raison(s) sociale(s) :
Blade Lux Holding Two S.à.r.l.

Forme juridique : Société à responsabilité limitée

Siège social :
61, Rue de Rollingergrund
L - 2440 Luxembourg

Indication de l'objet social : La Société a pour objet l'acquisition, la détention, la gestion et la disposition de participations, sous quelque forme que ce soit, dans d'autres sociétés luxembourgeoises et étrangères; l'acquisition de tous titres, droits et actifs par voie de participation, d'apport, de souscription, de prise ferme ou d'option d'achat, de négociation et de toute autre manière et notamment l'acquisition de brevets et licences, leur gestion et leur mise en valeur; l'octroi aux entreprises dans lesquelles elle a un intérêt, de tous concours, prêts, avances ou garanties; enfin, la Société peut accomplir toute opération se rattachant directement ou indirectement à son objet, sans bénéficier toutefois du régime fiscal particulier organisé par la loi du 31 juillet 1929 sur les sociétés holding. (*)

Capital social / fonds social :

Montant : 2.732.500 EUR

Etat de libération: Entièrement libéré

Date de constitution : 10/11/2003

Durée :
Illimitée

Exercice social :
Par exception, l'exercice social ayant débuté en date du 10/11/2003 se terminera en date du 31/12/2004.
Du: 01/01 au: 31/12

Associé(s) :
Dénomination ou raison sociale : Blade Lux Holding One S.à.r.l.
Forme juridique : Société à responsabilité limitée
Numéro d'immatriculation : B 96834
Siège social de la personne morale :
61, Rue de Rollingergrund, L - 2440 Luxembourg
Parts détenues : 109.300 parts sociales

R C S

Administrateur(s)/gérant(s) :

Régime de signature statutaire : Dans les rapports avec les tiers, le gérant ou, en cas de pluralité de gérants, le conseil de gérance ont tous pouvoirs pour agir en toute circonstance au nom de la Société et pour effectuer et approuver tous actes et opérations conformément à l'objet social. S'il n'y a qu'un seul gérant, la Société sera valablement engagée à l'égard des tiers par la seule signature du gérant unique. En cas de pluralité de gérants, la Société sera valablement engagée envers les tiers par la seule signature de l'un des gérants.

Organe : Conseil de gérance

Nom : WECKERMANN Prénom(s) : Stefan
Fonction : Président du Conseil de Gérance
Adresse privée ou professionnelle de la personne physique :
61, Rue de Rollingergrund, L - 2440 Luxembourg
Durée du mandat : Indéterminée   Date de nomination : 01/03/2005

Nom : ZETTEL Prénom(s) : Wolfgang
Fonction : Gérant
Adresse privée ou professionnelle de la personne physique :
61, Rue de Rollingergrund, L - 2440 Luxembourg
Durée du mandat : Indéterminée   Date de nomination : 01/03/2005

Nom : GORENFLOS Prénom(s) : Reinhard
Fonction : Gérant
Adresse privée ou professionnelle de la personne physique :
7, Carlton Gardens, GB - SW1Y 5AD Londres
Durée du mandat : Indéterminée   Date de nomination : 18/11/2003

Nom : HUTH Prénom(s) : Johannes
Fonction : Gérant
Adresse privée ou professionnelle de la personne physique :
7, Carlton Gardens, GB - SW1Y 5AD Londres
Durée du mandat : Indéterminée   Date de nomination : 18/11/2003

Personne(s) chargée(s) du contrôle des comptes:

Dénomination ou raison sociale : DELOITTE S.A.
Numéro d'immatriculation : B 67895
Fonction : Réviseur d'entreprise
Siège social de la personne morale :
3, Route d'Arlon, L - 8009 Strassen
Durée du mandat : Déterminée   Date de nomination : 28/06/2004
Jusqu'à l'assemblée générale qui se tiendra en l'année : 2005

(*) Extrait de l'inscription : Pour le détail prière de se reporter au dossier.

Pour extrait conforme

Luxembourg, le 06/04/2005

Pour le gestionnaire du registre de commerce et des sociétés

Kill Michel

Michel KILL

APOSTILLE

(Convention de la Haye du 5 octobre 1961)

1. Pays: Grand-Duché de Luxembourg

Le présent acte public

2. a été signé par [illegible]
3. agissant en qualité de [illegible]
4. est revêtu du sceau/timbre de

Attesté

5. à Luxembourg 6. le - 7 AVR. 2005
7. par Ministère des Affaires Etrangères
8. sous N° [illegible]
9. Sceau/timbre: 10. Signature:



1 €
GRAND-DUCHÉ DE LUXEMBOURG
DROIT DE CHANCELLERIE

Beglaubigte Übersetzung aus dem Französischen

DIPL.-ÜBERS. HELGA ... BAD WILDBAD
Öffentlich bestellte und beeidigte Urkundenübersetzerin

Registre de Commerce et des Sociétés

(Handels- und Gesellschaftsregister Luxemburg)

Auszug

Blade Lux Holding Two S.à.r.l.

Handelsregisternummer: B 96833
Datum der Eintragung: 21.11.2003

Bezeichnung(en) der Gesellschaft oder Firmenname(n):
Blade Lux Holding Two S.à.r.l.

Rechtsform: Gesellschaft mit beschränkter Haftung

Sitz der Gesellschaft:
61, Rue de Rollingergrund
L - 2440 Luxemburg

Angabe des Gesellschaftszwecks: Zweck der Gesellschaft ist die Erwerbung, der Besitz, die Verwaltung und Verfügung über Beteiligungen, in welcher Form auch immer, an anderen luxemburgischen und ausländischen Gesellschaften; die Erwerbung aller Eigentumstitel, Rechte und Vermögenswerte durch Beteiligung, Einlage, Zeichnung, feste Übernahme oder Kaufoption, Verhandlung oder auf jede andere Weise und insbesondere die Erwerbung von Patenten und Lizenzen, ihre Verwaltung und Verwertung; die Gewährung jeglicher finanzieller Hilfen, Darlehen, Vorschüsse oder Sicherheiten für die Unternehmen, an denen sie einen Anteil besitzt; und schließlich kann die Gesellschaft jedes Geschäft tätigen, das direkt oder indirekt mit ihrem Zweck verbunden ist, ohne jedoch in den Genuss der durch das Gesetz vom 31. Juli 1929 über Holding-Gesellschaften geregelte Steuerveranlagungsverfahren zu kommen. (*)

Gesellschaftskapital / Stammkapital:

Betrag: 2.732.500 EUR

Einzahlungsstatus: Vollständig einbezahlt

Gründungsdatum: 10.11.2003

Dauer:
Unbegrenzt

Geschäftsjahr:
Als Ausnahme endet das am 10.11.2003 begonnene Geschäftsjahr am 31.12.2004.
Vom 01.01. bis zum 31.12.

Teilhaber der Gesellschaft:
Bezeichnung oder Firmenname: Blade Lux Holding One S.à.r.l.
Rechtsform: Gesellschaft mit beschränkter Haftung
Handelsregisternummer: B 96834
Gesellschaftssitz der juristischen Person:
61, Rue de Rollingergrund, L - 2400 Luxemburg
Gehaltene Anteile: 109.300 Gesellschaftsanteile

Vorstandsmitglied(er)/Geschäftsführer:
Satzungsmäßig festgelegte Unterschriftsregelung: In den Beziehungen zu Dritten verfügen der Geschäftsführer oder, im Fall mehrerer Geschäftsführer, der geschäftsführende Ausschuss („Conseil de gérance") über alle Vollmachten, um unter allen Umständen im Namen der Gesellschaft zu handeln und um alle mit ihrem Gesellschaftszweck im Einklang stehenden Rechtshandlungen und Geschäfte vorzunehmen und zu genehmigen. Wenn es nur einen Geschäftsführer gibt, ist die Gesellschaft allein durch die Unterschrift des einzigen Geschäftsführers gegenüber Dritten rechtsgültig gebunden. Im Fall mehrerer Geschäftsführer reicht die Unterschrift eines der Geschäftsführer aus, um die Gesellschaft rechtsgültig gegenüber Dritten zu binden.

Organ: Geschäftsführender Ausschuss („Conseil de gérance")

Name: WECKERMANN Vorname(n): Stefan
Amt: Vorsitzender des geschäftsführenden Ausschusses
Private oder geschäftliche Anschrift der natürlichen Person:
61, Rue de Rollingergrund, L - 2400 Luxemburg
Amtszeit: Unbegrenzt Datum der Ernennung: 01.03.2005

Name: ZETTEL Vorname(n): Wolfgang
Amt: Geschäftsführer
Private oder geschäftliche Anschrift der natürlichen Person:
61, Rue de Rollingergrund, L - 2400 Luxemburg
Amtszeit: Unbegrenzt Datum der Ernennung: 01.03.2005

Name: GORENFLOS Vorname(n): Reinhard
Amt: Geschäftsführer
Private oder geschäftliche Anschrift der natürlichen Person:
7, Carlton Gardens, GB - SW1Y 5AD London
Amtszeit: Unbegrenzt Datum der Ernennung: 18.11.2003

Name: HUTH Vorname(n): Johannes
Amt: Geschäftsführer
Private oder geschäftliche Anschrift der natürlichen Person:
7, Carlton Gardens, GB - SW1Y 5AD London
Amtszeit: Unbegrenzt Datum der Ernennung: 18.11.2003

Mit der Kontrolle der Rechnungslegung beauftragte Person(en):
Bezeichnung oder Firmenname: DELOITTE S.A.
Handelsregisternummer: B 67895
Mandat: Unternehmensprüfer
Gesellschaftssitz der juristischen Person:
3, route d'Arlon, L - 8009 Strassen
Dauer des Mandats: Befristet Datum der Berufung: 28.06.2004
Bis zur Gesellschafterversammlung im Jahr: 2005

(*) Auszug aus der Eintragung: Für weitere Einzelheiten wird auf die Akte verwiesen.

Die Richtigkeit und Vollständigkeit des Auszugs wird bestätigt.

Luxemburg, den 06.04.2005

Für den Geschäftsführer des Handels- und Gesellschaftsregisters

[Unterschrift unleserlich]

Michel KILL

,igte Übersetzung aus dem Französischen

(Rückseite der Seite 2/2]

[Stempel:]

APOSTILLE

(Convention de La Haye du 5 octobre 1961)
[Haager Übereinkommen vom 5. Oktober 1961]

1. Land: Großherzogtum Luxemburg
   Diese öffentliche Urkunde
2. ist unterschrieben von *[handschriftlich:]* ***Herrn Michel Kill***
3. in seiner Eigenschaft als *[handschriftlich:]* ***Angestellter des Handels- und Gesellschaftsregisters (RCS)***
4. ist versehen mit dem Siegel/Stempel von *[kein Eintrag]*

BESTÄTIGT

5. in Luxemburg 6. am *[Stempel:]* 7. APR. 2005
7. durch Außenministerium
8. unter Nr. *[handschriftlich, soweit lesbar:]* ***7640A/05***
9. Siegel/Stempel 10. Unterschrift

[Gebührenmarke]	*[Unterschrift nicht lesbar]*
[Rundstempel darüber:]	*[Stempel:]*
Großherzogtum Luxemburg Außenministerium	**Paul KIRTZ** Amtsleiter Abteilung für Pässe, Visa und Legalisationen

Vorstehender Text ist die von mir treu und gewissenhaft gefertigte Übersetzung des mir im Original vorgelegten französischen Handelsregisterauszugs.

Diplom-Übersetzerin Helgard Ullrich-Doerflinger

Öffentlich bestellte und beeidigte Urkundenübersetzerin der französischen und spanischen Sprache für Baden-Württemberg.

Bad Wildbad, den 14. April 2005

Blade Lux Holding Two S.à r.l.

Me Joseph ELVINGER
Doktor der Rechte
Notar
15, côte d'Eich
L-1450 Luxemburg
☎ +352 / 46 23 63 200
Fax +352 / 46 23 63 227 or 46 14 98
Patrick.van.hees@notaireelvinger.lu

BESTÄTIGUNG

Der unterzeichnete Notar bestätigt, dass

1. Herr Johannes Huth mit Geschäftsadresse in Stirling Square, 7 Carlton Gardens, London SW1Y 5AD, Vereinigtes Königreich

2. Herr Reinhard Gorenflos mit Geschäftsadresse in Stirling Square, 7 Carlton Gardens, London SW1Y 5AD, Vereinigtes Königreich

3. Herr Dr. Wolfgang Zettel mit Geschäftsadresse in 61, rue de Rollingergrund, L-2440 Luxembourg

und

4. Herr Stefan Weckermann mit Geschäftsadresse in 61, rue de Rollingergrund, L-2440 Luxembourg

jeweils Geschäftsführer der Gesellschaft

Blade Lux Holding Two S.à r.l.

mit Geschäftsadresse in 61, rue de Rollingergrund, L-2440 Luxemburg und eingetragen im R.C. Luxemburg B 96.833 sind und in dieser Funktion jeweils berechtigt sind, besagte Gesellschaft mit ihrer alleinigen Unterschrift rechtskräftig zu verpflichten.

Luxemburg, am 13. April 2005

Me Joseph ELVINGER

Notar

Vorstehende Abschrift stimmt
mit den Urschriften überein.
Dies beglaubige ich.

München, den 27. April 2005

Dr. Graf von Stosch
Notar

URNr. S0790 / 2005
Vom 27.04.2005

he

Vollmachtsbestätigung

zur Urkunde des Notars Dr. Rüdiger Graf von Stosch
in München vom 27. April 2005, URNr. S 776/2005.

Die Firma Blade Management Beteiligungs GmbH & Co. KG kennt den gesamten Inhalt der vorgenannten Urkunde und bestätigt

Frau Ines Söhngen
80999 München, Kleselstraße 10 d,

Vollmacht zur Abgabe alle dort enthaltenen Erklärungen erteilt zu haben, insbesondere auch zu den in der Urkunde enthaltenen Gesellschafterbeschlüssen.

Vorsorglich genehmigt sie nach sorgfältiger Prüfung die genannte Urkunde in allen Teilen vorbehaltlos.

Von den Beschränkungen des § 181 BGB wurde Befreiung erteilt.

Bei dieser Erklärung handelt nach Angabe Herr Johannes Peter Huth und Herr Reiner Winkler für die Firma Blade Management Equity Participation Verwaltungs GmbH mit dem Sitz in München als deren Geschäftsführer. Die vorgenannte Gesellschaft handelt nach Angabe wiederum für die Firma Blade Management Beteiligungs GmbH & Co. KG mit dem Sitz in München als deren persönlich haftende Gesellschafterin; sie handelt ferner gemäß § 10 Abs. 1 des KG-Vertrages im Auftrag und nach Weisung der geschäftsführenden Kommanditisten der KG.

München, den 27.04.2005

(Johannes Peter Huth) (Reiner Winkler)

Vorgang: Blade KG Vollmachtsbest.

URNr. S 790/2005

Ich beglaubige die Echtheit der vorstehenden, vor mir vollzogenen Unterschriften von

Herrn Johannes Peter **Huth**, geboren am 27. Mai 1960,
London NW8 9UL, Großbritannien, 90 Hamilton Terrace,
von Person bekannt und bereits früher identifiziert,
und
Herrn Reiner **Winkler**, geboren am 31. Juli 1961,
85221 Riemerling, Waldparkstraße 61,
von Person bekannt und bereits früher identifiziert,
beide nach ihrer Erklärung hier handelnd für die Firma
Blade Management Equity Participation Verwaltungs GmbH
mit dem Sitz in München,
Anschrift: 80995 München, Dachauer Straße 665,
als deren Geschäftsführer.
Die vorgenannte Gesellschaft handelt nach Angabe wiederum für die Firma
Blade Management Beteiligungs GmbH & Co. KG
mit dem Sitz in München,
Anschrift: 80995 München, Dachauer Straße 665,
als deren persönlich haftende Gesellschafterin.

München, den siebenundzwanzigsten April
zweitausendfünf

Dr. Rüdiger Graf von Stosch
Notar

Vorgang: Blade KG Vollmachtsbest.

Feststellung

Hiermit stelle ich, Notar, fest, daß im Handelsregister des Amtsgerichts München unter HRB Nr. 154926 die Firma Blade Management Equity Participation Verwaltungs GmbH mit dem Sitz in München und die Herren Johannes Peter Huth und Reiner Winkler als deren Geschäftsführer eingetragen sind und letztere somit zur gemeinsamen Vertretung der vorgenannten Gesellschaft berechtigt sind.
Die Einsicht in das elektronische Handelsregister erfolgte am 25. April 2005.

Ferner stelle ich, Notar, fest, daß im Handelsregister des Amtsgerichts München unter HRA Nr. 85116 die Firma Blade Management Beteiligungs GmbH & Co. KG mit dem Sitz in München und die Firma Blade Management Equity Participation Verwaltungs GmbH als deren persönlich haftende Gesellschafterin eingetragen sind und letztere somit zur alleinigen Vertretung der vorgenannten Gesellschaft berechtigt ist.
Die Einsicht in das elektronische Handelsregister erfolgte am 25. April 2005.

München, den 27. April 2005

Dr. Graf von Stosch
Notar

19

RECEIVED

2005 ... 24 P ...

NOTARE

PROF. DR. REINHOLD GEIMER

DR. RÜDIGER GRAF VON STOSCH

LUITPOLDBLOCK · MAXIMILIANSPLATZ 10

80333 MÜNCHEN · TEL. 2421380 · FAX 293353

URNr. S 776/2005

Vom 27.04.2005

Abschrift

he

Urk. Rolle Nr. S 776/2005

Niederschrift über Gesellschafterversammlungen

Heute, den siebenundzwanzigsten April zweitausendfünf

- 27.04.2005 -

erschienen vor mir, dem unterzeichneten Notar

Dr. Rüdiger Graf von Stosch
mit dem Amtssitz in München,
- Amtsstelle in München, Maximiliansplatz 10 -

in den Geschäftsräumen der Firma MTU Aero Engines GmbH, 80995 München, Dachauer Straße 665, wohin ich mich auf Ansuchen begab:

1. Herr Ulrich **Passow**,
geboren am 30. März 1959, Rechtsanwalt,
80995 München, Dachauer Straße 665,
von Person bekannt und bereits früher identifiziert,
nach seiner Erklärung hier handelnd für die Firma
MTU Aero Engines Erste Holding GmbH
mit dem Sitz in München,
Anschrift: 80995 München, Dachauer Straße 665,
aufgrund behaupteter Vollmacht, mit der Verpflichtung, Vollmachtsnachweis unverzüglich nachzureichen.

2. Herr Dr. Lutz **Kniprath**,
geboren am 2. Dezember 1967, Rechtsanwalt,
60329 Frankfurt am Main, Taunusanlage 11,
ausgewiesen durch Vorlage seines amtlichen Lichtbildauswei-

ses, wovon der Notar Kopien fertigen kann,
nach seiner Erklärung hier handelnd für die Firma
Blade Lux Holding Two S.à r.l.
mit dem Sitz in Luxemburg,
Anschrift: L-2440 Luxemburg, 61, Rue de Rollingergrund,
aufgrund behaupteter Vollmacht, mit der Verpflichtung, Vollmachtsnachweis unverzüglich nachzureichen.

3. Frau Ines **Söhngen**,
geboren am 8. November 1961,
80999 München, Kleselstraße 10 d,
ausgewiesen durch Vorlage ihres amtlichen Lichtbildausweises, wovon der Notar Kopien fertigen kann,
nach ihrer Erklärung hier handelnd für die Firma
Blade Management Beteiligungs GmbH & Co. KG
mit dem Sitz in München,
Anschrift: 80995 München, Dachauer Straße 665
aufgrund behaupteter Vollmacht, mit der Verpflichtung, Vollmachtsnachweis unverzüglich nachzureichen.

Die Erschienenen stellten fest, daß die Notare Prof. Dr. Geimer und Dr. Graf von Stosch außerhalb ihrer Amtstätigkeit in der gegenwärtigen Angelegenheit nicht tätig sind oder waren.

Auf Antrag der Erschienenen beurkunde ich ihren vor mir bei gleichzeitiger Anwesenheit mündlich abgegebenen Erklärungen gemäß was folgt:

I.

Im Handelsregister des Amtsgerichts München ist in Abteilung B unter Nr. 1 5 1 0 5 4 die Firma

MTU Aero Engines Zweite Holding GmbH

mit dem Sitz in München
-im folgenden „die übertragende Gesellschaft" genannt-
eingetragen.

Das Stammkapital dieser Gesellschaft beträgt
25.000,00 €
-i.W. fünfundzwanzigtausend Euro-.

Alleingesellschafterin dieser Gesellschaft ist nach Angabe die Firma MTU Aero Engines Erste Holding GmbH mit dem Sitz in München mit einem Geschäftanteil im Nennbetrag
von 25.000,00 €.

Nach Angabe ist die von der Alleingesellschafterin gehaltene Beteiligung weder mit einem Pfandrecht noch einem Nießbrauch noch mit einem sonstigen Recht Dritter belastet.

Die vorgenannte Alleingesellschafterin hält eine Gesellschafterversammlung der übertragenden Gesellschaft unter Verzicht auf alle Frist- und Formvorschriften ab und stellt fest, daß die Gesellschafterversammlung als Vollversammlung beschlußfähig ist.

Sie beschließt mit allen Stimmen was folgt:

1. Dem Verschmelzungsvertrag vom heutigen Tage, URNr. S 775/2005 des amtierenden Notars wird mit allen Stimmen vorbehaltlos zugestimmt.

   Der Verschmelzungsvertrag ist dieser Urkunde in beglaubigter Abschrift als

   A n l a g e

   beigefügt.

2. Auf die Erstattung eines Verschmelzungsberichtes wird verzichtet.

3. Auf eine Verschmelzungsprüfung wird verzichtet.

4. Auf ein etwaiges Anfechtungsrecht bezüglich aller vorgenannten Beschlüsse wird verzichtet, insbesondere auf eine Klage gegen die Wirksamkeit des Verschmelzungsbeschlusses.

5. Die Alleingesellschafterin erklärt, daß ihr die Jahresabschlüsse und Jahresberichte - soweit vorhanden - der an der Verschmelzung beteiligten Rechtsträger für die letzten drei Geschäftsjahre vollinhaltlich bekannt sind.
   Auf Auslegung hat sie verzichtet.

6. Auf die Versendung des Verschmelzungsvertrages oder seines Entwurfs zusammen mit der Einberufung der Gesellschafterversammlung gemäß § 47 UmwG wurde verzichtet.
   Dieser Verzicht wird hiermit nochmals ausdrücklich bestätigt.

II.

Im Handelsregister des Amtsgerichts München ist in Abteilung B unter Nr. 1 5 1 2 5 1 die Firma

MTU Aero Engines Erste Holding GmbH

mit dem Sitz in München
-im folgenden „die übernehmende Gesellschaft“ genannt-
eingetragen.

Das Stammkapital dieser Gesellschaft beträgt

2.210.000,00 €

-i.W. zwei Millionen zweihundertzehntausend Euro-.

Gesellschafter dieser Gesellschaft sind nach Angabe:

a) die Firma Blade Lux Holding Two S.à r.l. mit dem Sitz in Luxemburg mit einem Geschäftsanteil im Nennbetrag von 2.030.000,00 €;

b) die Firma Blade Management Beteiligungs GmbH & Co. KG mit dem Sitz in München mit einem Geschäftsanteil im Nennbetrag von 180.000,00 €.

Nach Angabe sind vorgenannte Beteiligungen weder mit einem Pfandrecht noch einem Nießbrauch noch mit einem sonstigen Recht Dritter belastet.

Die vorgenannten Gesellschafter halten eine Gesellschafterversammlung der übernehmenden Gesellschaft unter Verzicht auf alle Frist- und Formvorschriften ab und stellen fest, daß die Gesellschafterversammlung als Vollversammlung beschlußfähig ist.

Sie beschließen mit allen Stimmen was folgt:

1. Dem Verschmelzungsvertrag vom heutigen Tage, URNr. S 775/2005 des amtierenden Notars wird mit allen Stimmen vorbehaltlos zugestimmt.

   Der Verschmelzungsvertrag ist dieser Urkunde in beglaubigter Abschrift als

   A n l a g e

   beigefügt.

2. Auf die Erstattung eines Verschmelzungsberichtes wird verzichtet.

3. Auf eine Verschmelzungsprüfung wird verzichtet.

4. Auf ein etwaiges Anfechtungsrecht bezüglich aller vorgenannten Beschlüsse wird verzichtet, insbesondere auf eine Klage gegen die Wirksamkeit des Verschmelzungsbeschlusses.

5. Die Gesellschafter erklären, daß ihnen die Jahresabschlüsse und Jahresberichte - soweit vorhanden - der an der Verschmelzung beteiligten Rechtsträger für die letzten drei Geschäftsjahre vollinhaltlich bekannt sind.
Auf Auslegung haben sie verzichtet.

6. Auf die Versendung des Verschmelzungsvertrages oder seines Entwurfs zusammen mit der Einberufung der Gesellschafterversammlung gemäß § 47 UmwG wurde verzichtet.
Dieser Verzicht wird hiermit nochmals ausdrücklich bestätigt.

III.

Die Kosten dieser Urkunde und ihres Vollzuges im Handelsregister trägt die übernehmende Gesellschaft.

Von dieser Urkunde erhalten:
sämtliche Gesellschafter,
sämtliche Gesellschaften
Anschrift: 80995 München, Dachauer Straße 665,
je eine beglaubigte Abschrift,
das Amtsgericht -Registergericht-
zwei Ausfertigungen.
Je eine weitere beglaubigte Abschrift erhält das
Finanzamt -Körperschaftsteuerstelle- der übertragenden
und der übernehmenden Gesellschaft.

IV.

Die übertragende Gesellschaft hat nach Angabe keinen Grundbesitz und keine Gebäude auf fremdem Grund und Boden.

V.

Die Anlage bildet einen wesentlichen Bestandteil dieser Urkunde. Auf sie wird verwiesen.

Samt Anlage vorgelesen vom Notar,
von den Erschienenen genehmigt
und eigenhändig unterschrieben:



20

NOTARE

PROF. DR. REINHOLD GEIMER
DR. RÜDIGER GRAF VON STOSCH

LUITPOLDBLOCK · MAXIMILIANSPLATZ 10

80333 MÜNCHEN · TEL. 2421380 · FAX 293353

Beglaubigte Abschrift

URNr. S0806 / 2005
Vom 02.05.2005

au/he

Urk. Rolle Nr. S0806 / 2005

Niederschrift über eine Gesellschafterversammlung (Kapitalerhöhung)

Heute, den zweiten Mai
zweitausendfünf

- 02.05.2005 -

erschienen vor mir, dem unterzeichneten Notar

Dr. Rüdiger Graf von Stosch
mit dem Amtssitz in München,
- Amtsstelle in München, Maximiliansplatz 10 -

in den Geschäftsräumen der Firma MTU Aero Engines GmbH, 80995 München, Dachauer Straße 665, wohin ich mich auf Ansuchen begab:

1. Herr Johannes Peter **Huth**,
geboren am 27. Mai 1960,
London NW8 9UL, Großbritannien, 90 Hamilton Terrace,
nach seiner Erklärung hier handelnd für die Firma
Blade Lux Holding Two S.à r.l.
mit dem Sitz in Luxemburg,
Anschrift: L-2440 Luxemburg, 61, Rue de Rollingergrund,
als deren einzelvertretungsberechtigter Geschäftsführer.

2. Herr Johannes Peter **Huth**, wie vor,
und
Herr Reiner **Winkler**,
geboren am 31. Juli 1961,
85221 Riemerling, Waldparkstraße 61,

beide nach ihrer Erklärung hier handelnd für die Firma
Blade Management Equity Participation Verwaltungs GmbH
mit dem Sitz in München,
Anschrift: 80995 München, Dachauer Straße 665,
als deren von den Beschränkungen des § 181 BGB befreite Geschäftsführer.
Die vorgenannte Gesellschaft handelt nach Angabe wiederum für die Firma
Blade Management Beteiligungs GmbH & Co. KG
mit dem Sitz in München,
Anschrift: 80995 München, Dachauer Straße 665,
als deren persönlich haftende Gesellschafterin; sie handelt ferner gemäß § 10 Abs. 1 des KG-Vertrages im Auftrag und nach Weisung der geschäftsführenden Kommanditisten der KG.

Die Erschienenen sind von Person bekannt und bereits früher identifiziert.

Die Erschienenen stellten fest, daß die Notare Prof. Dr. Geimer und Dr. Graf von Stosch außerhalb ihrer Amtstätigkeit in der gegenwärtigen Angelegenheit nicht tätig sind oder waren.

Die Erschienenen erklärten eine Gesellschafterversammlung der Firma MTU Aero Engines Erste Holding GmbH mit dem Sitz in München abhalten zu wollen.

Über den Verlauf habe ich, Notar, folgende Niederschrift errichtet.

Herr Johannes Peter Huth und Herr Reiner Winkler gaben vor mir beide einheitliche Erklärungen mit dem nachfolgenden Inhalt ab:

I.

Im Handelsregister des Amtsgerichts München
ist in Abteilung B unter Nr. 1 5 1 2 5 1 die Firma

MTU Aero Engines Erste Holding GmbH
mit dem Sitz in München
-im folgenden kurz "Gesellschaft" genannt-

eingetragen.

Das Stammkapital der Gesellschaft beträgt
2.210.000,00 €.

Gesellschafter dieser Gesellschaft sind nach Angabe:

a) die Firma Blade Lux Holding Two S.à r.l. mit einem Geschäftsanteil im Nennbetrag von 2.030.000,00 €,

b) die Firma Blade Management Beteiligungs GmbH & Co. KG mit einem Geschäftsanteil im Nennbetrag von 180.000,00 €.

Darauf sind nach Angabe jeweils 100 % erbracht.
Nach Angabe besteht keine Nachschusspflicht.

Nach Angabe sind die vorgenannten Beteiligungen weder mit einem Pfandrecht noch einem Nießbrauch noch mit einem sonstigen Recht Dritter belastet.

II.

Die Gesellschafter halten eine

Gesellschafterversammlung

der vorgenannten Gesellschaft ab.

Auf Einhaltung aller nicht zwingenden Frist- und Formvorschriften hinsichtlich Einberufung und Abhaltung einer Gesellschafterversammlung wird verzichtet und festgestellt, daß die Gesellschafterversammlung als Vollversammlung beschlußfähig ist.

Beschlossen wird mit allen Stimmen was folgt:

1. Das Stammkapital der Gesellschaft wird nach den Vorschriften der Kapitalerhöhung aus Gesellschaftsmitteln, insbesondere der §§ 57 c ff. GmbHG, unter Zugrundelegung der zum 31. Dezember 2004 erstellten Bilanz aus Gesellschaftsmitteln
   von 2.210.000,00 €
   -i.W. zwei Millionen zweihundertzehntausend Euro-
   um 37.790.000,00 €
   -i.W. siebenunddreißig Millionen siebenhundertneunzigtausend Euro-
   auf 40.000.000,00 €
   -i.W. vierzig Millionen Euro-
   erhöht.

   Der Kapitalerhöhung wird die geprüfte und festgestellte, mit dem uneingeschränkten Bestätigungsvermerk des Abschlussprüfers versehene Jahresbilanz zum 31. Dezember 2004 zugrundegelegt.
   Über die Ergebnisverwendung ist nach Angabe bereits Beschluss gefasst.

2. Die Bilanz zum 31. Dezember 2004 weist nach Angabe eine Kapitalrücklage in Höhe von 203.745.000,00 € sowie einen Bilanzverlust in Höhe von 2.335.842,99 € aus.

Zum Zwecke der Kapitalerhöhung wird aus der vorgenannten Kapitalrücklage ein Betrag in Höhe von 37.790.000,00 € entnommen und in Stammkapital umgewandelt.

3. Es werden keine neuen Geschäftsanteile ausgegeben. Unter Wahrung der bisherigen Beteiligungsverhältnisse werden die Nennbeträge der Geschäftsanteile wie folgt aufgestockt:

   a) Der Nennbetrag des Geschäftsanteils von 2.030.000,00 € wird um 34.712.080,00 € auf 36.742.080,00 € aufgestockt.

   b) Der Nennbetrag des Geschäftsanteils von 180.000,00 € wird um 3.077.920,00 € auf 3.257.920,00 € aufgestockt.

4. § 3 (STAMMKAPITAL) Abs. 1 des Gesellschaftsvertrages (Satzung) wird geändert und wie folgt neu gefaßt:

"

§ 3 STAMMKAPITAL

Das Stammkapital der Gesellschaft beträgt

40.000.000,00 €

-i.W. vierzig Millionen Euro-.
Das Stammkapital ist in voller Höhe erbracht.

..."

III.

Vorstehende Beschlüsse wurden jeweils einstimmig gefasst und das Ergebnis jeweils einstimmig verkündet.

IV.

Die Kosten dieser Urkunde und ihres Vollzuges im Handelsregister trägt die Gesellschaft.

Von dieser Urkunde erhalten:

Gesellschafter,
Gesellschaft
Anschrift: 80995 München, Dachauer Straße 665,
das Amtsgericht -Registergericht-
und das Finanzamt -Körperschaftsteuerstelle-
je eine beglaubigte Abschrift.

V.

Der Notar wies insbesondere auf folgende Punkte hin:

- Die Kapitalerhöhung wird erst mit Eintragung im Handelsregister wirksam.

- Die Anmeldung der Kapitalerhöhung muß von sämtlichen Geschäftsführern einschließlich etwaiger Stellvertreter vorgenommen werden; ebenso muß die Liste der Übernehmer von allen Geschäftsführern unterzeichnet werden.

- Falsche Versicherungen sind strafbar und können Ersatzansprüche zur Folge haben. Dies gilt insbesondere bei falschen Angaben über die Übernahme von Stammeinlagen, die Erbringung von Einlagen, die Verwendung eingezahlter Beträge, Sondervorteile, die Sacheinlagen und Sicherungen.

- Der Notar erteilt keine steuerlichen Auskünfte. Er empfahl, sich beim Finanzamt bzw. beim Steuerberater wegen der steu-

erlichen Auswirkungen der heutigen Vereinbarungen zu erkundigen.

- Die Zulässigkeit und Grenzen der Vertretung ausländischer Gesellschaften richtet sich nach dem auf diese anwendbaren ausländischen Recht, das der Notar nicht kennt.

- Nach dem Gesellschaftsvertrag (Satzung) kann eine Verwendung von Rücklagen zur Kapitalerhöhung ausgeschlossen sein.

- Rücklagen können nicht in Eigenkapital umgewandelt werden, soweit in der zugrundegelegten Bilanz ein Verlust, einschließlich eines Verlustvortrages, ausgewiesen ist.

- Die Erhöhung des Stammkapitals kann erst beschlossen werden, nachdem der Jahresabschluss für das letzte vor der Beschlussfassung über die Kapitalerhöhung abgelaufene Geschäftsjahr festgestellt und über die Ergebnisverwendung Beschluss gefasst worden ist.

- Der Notar hat darauf hingewiesen, dass das Registergericht den Beschluss über die Kapitalerhöhung insbesondere nur dann eintragen darf, wenn die der Kapitalerhöhung zugrundegelegte Bilanz für einen höchstens acht Monate vor der Anmeldung liegenden Zeitpunkt ausgestellt ist.

Hierüber Niederschrift:

Dr. Graf von Stosch
Notar

Beglaubigte Abschrift

Registre de Commerce
et des Sociétés
Luxembourg

R C S

EXTRAIT

Blade Lux Holding Two S.à.r.l.

Numéro d'immatriculation : B 96833
Date d'immatriculation/d'inscription : 21/11/2003

Dénomination(s) ou raison(s) sociale(s) :
Blade Lux Holding Two S.à.r.l.

Forme juridique : Société à responsabilité limitée

Siège social :
61, Rue de Rollingergrund
L - 2440 Luxembourg

Indication de l'objet social : La Société a pour objet l'acquisition, la détention, la gestion et la disposition de participations, sous quelque forme que ce soit, dans d'autres sociétés luxembourgeoises et étrangères; l'acquisition de tous titres, droits et actifs par voie de participation, d'apport, de souscription, de prise ferme ou d'option d'achat, de négociation et de toute autre manière et notamment l'acquisition de brevets et licences, leur gestion et leur mise en valeur; l'octroi aux entreprises dans lesquelles elle a un intérêt, de tous concours, prêts, avances ou garanties; enfin, la Société peut accomplir toute opération se rattachant directement ou indirectement à son objet, sans bénéficier toutefois du régime fiscal particulier organisé par la loi du 31 juillet 1929 sur les sociétés holding. (*)

Capital social / fonds social :

Montant : 2.732.500 EUR

Etat de libération: Entièrement libéré

Date de constitution : 10/11/2003

Durée :
Illimitée

Exercice social :
Par exception, l'exercice social ayant débuté en date du 10/11/2003 se terminera en date du 31/12/2004.
Du: 01/01 au: 31/12

Associé(s) :
Dénomination ou raison sociale : Blade Lux Holding One S.à.r.l.
Forme juridique : Société à responsabilité limitée
Numéro d'immatriculation : B 96834
Siège social de la personne morale :
61, Rue de Rollingergrund, L - 2440 Luxembourg
Parts détenues : 109.300 parts sociales

R C S

Administrateur(s)/gérant(s) :

Régime de signature statutaire : Dans les rapports avec les tiers, le gérant ou, en cas de pluralité de gérants, le conseil de gérance ont tous pouvoirs pour agir en toute circonstance au nom de la Société et pour effectuer et approuver tous actes et opérations conformément à l'objet social. S'il n'y a qu'un seul gérant, la Société sera valablement engagée à l'égard des tiers par la seule signature du gérant unique. En cas de pluralité de gérants, la Société sera valablement engagée envers les tiers par la seule signature de l'un des gérants.

Organe : Conseil de gérance

Nom : WECKERMANN Prénom(s) : Stefan
Fonction : Président du Conseil de Gérance
Adresse privée ou professionnelle de la personne physique :
61, Rue de Rollingergrund, L - 2440 Luxembourg
Durée du mandat : Indéterminée Date de nomination : 01/03/2005

Nom : ZETTEL Prénom(s) : Wolfgang
Fonction : Gérant
Adresse privée ou professionnelle de la personne physique :
61, Rue de Rollingergrund, L - 2440 Luxembourg
Durée du mandat : Indéterminée Date de nomination : 01/03/2005

Nom : GORENFLOS Prénom(s) : Reinhard
Fonction : Gérant
Adresse privée ou professionnelle de la personne physique :
7, Carlton Gardens, GB - SW1Y 5AD Londres
Durée du mandat : Indéterminée Date de nomination : 18/11/2003

Nom : HUTH Prénom(s) : Johannes
Fonction : Gérant
Adresse privée ou professionnelle de la personne physique :
7, Carlton Gardens, GB - SW1Y 5AD Londres
Durée du mandat : Indéterminée Date de nomination : 18/11/2003

Personne(s) chargée(s) du contrôle des comptes:

Dénomination ou raison sociale : DELOITTE S.A.
Numéro d'immatriculation : B 67895
Fonction : Réviseur d'entreprise
Siège social de la personne morale :
3, Route d'Arlon, L - 8009 Strassen
Durée du mandat : Déterminée Date de nomination : 28/06/2004
Jusqu'à l'assemblée générale qui se tiendra en l'année : 2005

(*) Extrait de l'inscription : Pour le détail prière de se reporter au dossier.

Pour extrait conforme

Luxembourg, le 06/04/2005

Pour le gestionnaire du registre de commerce et des sociétés

K.M Michel

Michel KILL

APOSTILLE

(Convention de la Haye du 5 octobre 1961)

1. Pays: Grand-Duché de Luxembourg

Le présent acte public

2. a été signé par M. Michel Hill
3. agissant en qualité de employé Res
4. est revêtu du sceau/timbre de

Attesté

5. à Luxembourg 6. le - 7 AVR. 2005
7. par Ministère des Affaires Etrangères
8. sous N° 4660A105

9. Sceau/timbre: 10. Signature:



1 €
GRAND-DUCHÉ DE LUXEMBOURG
DROIT DE CHANCELLERIE

Paul KIRTZ
Inspecteur Principal
Bureau des Passeports
Visas et Légalisations

Beglaubigte Übersetzung aus dem Französischen

Seite 1/2

Registre de Commerce
et des Sociétés

(Handels- und Gesellschaftsregister Luxemburg)

Auszug

Blade Lux Holding Two S.à.r.l.

Handelsregisternummer: B 96833
Datum der Eintragung: 21.11.2003

Bezeichnung(en) der Gesellschaft oder Firmenname(n):
Blade Lux Holding Two S.à.r.l.

Rechtsform: Gesellschaft mit beschränkter Haftung

Sitz der Gesellschaft:
61, Rue de Rollingergrund
L - 2440 Luxemburg

Angabe des Gesellschaftszwecks: Zweck der Gesellschaft ist die Erwerbung, der Besitz, die Verwaltung und Verfügung über Beteiligungen, in welcher Form auch immer, an anderen luxemburgischen und ausländischen Gesellschaften; die Erwerbung aller Eigentumstitel, Rechte und Vermögenswerte durch Beteiligung, Einlage, Zeichnung, feste Übernahme oder Kaufoption, Verhandlung oder auf jede andere Weise und insbesondere die Erwerbung von Patenten und Lizenzen, ihre Verwaltung und Verwertung; die Gewährung jeglicher finanzieller Hilfen, Darlehen, Vorschüsse oder Sicherheiten für die Unternehmen, an denen sie einen Anteil besitzt; und schließlich kann die Gesellschaft jedes Geschäft tätigen, das direkt oder indirekt mit ihrem Zweck verbunden ist, ohne jedoch in den Genuss der durch das Gesetz vom 31. Juli 1929 über Holding-Gesellschaften geregelte Steuerveranlagungsverfahren zu kommen. (*)

Gesellschaftskapital / Stammkapital:

Betrag: 2.732.500 EUR

Einzahlungsstatus: Vollständig einbezahlt

Gründungsdatum: 10.11.2003

Dauer:
Unbegrenzt

Geschäftsjahr:
Als Ausnahme endet das am 10.11.2003 begonnene Geschäftsjahr am 31.12.2004.
Vom 01.01. bis zum 31.12.

Teilhaber der Gesellschaft:
Bezeichnung oder Firmenname: Blade Lux Holding One S.à.r.l.
Rechtsform: Gesellschaft mit beschränkter Haftung
Handelsregisternummer: B 96834
Gesellschaftssitz der juristischen Person:
61, Rue de Rollingergrund, L - 2400 Luxemburg
Gehaltene Anteile: 109.300 Gesellschaftsanteile

Vorstandsmitglied(er)/Geschäftsführer:

Satzungsmäßig festgelegte Unterschriftsregelung: In den Beziehungen zu Dritten verfügen der Geschäftsführer oder, im Fall mehrerer Geschäftsführer, der geschäftsführende Ausschuss („Conseil de gérance") über alle Vollmachten, um unter allen Umständen im Namen der Gesellschaft zu handeln und um alle mit ihrem Gesellschaftszweck im Einklang stehenden Rechtshandlungen und Geschäfte vorzunehmen und zu genehmigen. Wenn es nur einen Geschäftsführer gibt, ist die Gesellschaft allein durch die Unterschrift des einzigen Geschäftsführers gegenüber Dritten rechtsgültig gebunden. Im Fall mehrerer Geschäftsführer reicht die Unterschrift eines der Geschäftsführer aus, um die Gesellschaft rechtsgültig gegenüber Dritten zu binden.

Organ: Geschäftsführender Ausschuss („Conseil de gérance")

Name: WECKERMANN Vorname(n): Stefan
Amt: Vorsitzender des geschäftsführenden Ausschusses
Private oder geschäftliche Anschrift der natürlichen Person:
61, Rue de Rollingergrund, L - 2400 Luxemburg
Amtszeit: Unbegrenzt Datum der Ernennung: 01.03.2005

Name: ZETTEL Vorname(n): Wolfgang
Amt: Geschäftsführer
Private oder geschäftliche Anschrift der natürlichen Person:
61, Rue de Rollingergrund, L - 2400 Luxemburg
Amtszeit: Unbegrenzt Datum der Ernennung: 01.03.2005

Name: GORENFLOS Vorname(n): Reinhard
Amt: Geschäftsführer
Private oder geschäftliche Anschrift der natürlichen Person:
7, Carlton Gardens, GB - SW1Y 5AD London
Amtszeit: Unbegrenzt Datum der Ernennung: 18.11.2003

Name: HUTH Vorname(n): Johannes
Amt: Geschäftsführer
Private oder geschäftliche Anschrift der natürlichen Person:
7, Carlton Gardens, GB - SW1Y 5AD London
Amtszeit: Unbegrenzt Datum der Ernennung: 18.11.2003

Mit der Kontrolle der Rechnungslegung beauftragte Person(en):

Bezeichnung oder Firmenname: DELOITTE S.A.
Handelsregisternummer: B 67895
Mandat: Unternehmensprüfer
Gesellschaftssitz der juristischen Person:
3, route d'Arlon, L - 8009 Strassen
Dauer des Mandats: Befristet Datum der Berufung: 28.06.2004
Bis zur Gesellschafterversammlung im Jahr: 2005

(*) Auszug aus der Eintragung: Für weitere Einzelheiten wird auf die Akte verwiesen.

Die Richtigkeit und Vollständigkeit des Auszugs wird bestätigt.

Luxemburg, den 06.04.2005

Für den Geschäftsführer des Handels- und Gesellschaftsregisters

[Unterschrift unleserlich]

Michel KILL

,igte Übersetzung aus dem Französischen

,Rückseite der Seite 2/2]

[Stempel:]

APOSTILLE

(Convention de La Haye du 5 octobre 1961)
[Haager Übereinkommen vom 5. Oktober 1961]

1. Land: Großherzogtum Luxemburg

   Diese öffentliche Urkunde

2. ist unterschrieben von *[handschriftlich:]* ***Herrn Michel Kill***
3. in seiner Eigenschaft als *[handschriftlich:]* ***Angestellter des Handels- und Gesellschaftsregisters (RCS)***
4. ist versehen mit dem Siegel/Stempel von *[kein Eintrag]*

BESTÄTIGT

5. in Luxemburg 6. am *[Stempel:]* 7. APR. 2005
7. durch Außenministerium
8. unter Nr. *[handschriftlich, soweit lesbar:]* ***7640A/05***
9. Siegel/Stempel 10. Unterschrift

[Gebührenmarke]	*[Unterschrift nicht lesbar]*
[Rundstempel darüber:]	*[Stempel:]*
Großherzogtum Luxemburg Außenministerium	**Paul KIRTZ** Amtsleiter Abteilung für Pässe, Visa und Legalisationen

Vorstehender Text ist die von mir treu und gewissenhaft gefertigte Übersetzung des mir im Original vorgelegten französischen Handelsregisterauszugs.

Diplom-Übersetzerin Helgard Ullrich-Doerflinger

Öffentlich bestellte und beeidigte Urkundenübersetzerin der französischen und spanischen Sprache für Baden-Württemberg.

Bad Wildbad, den 14. April 2005

H. Ullrich-Doerfl.

DIPL.-ÜBERS. HELGARD ULLRICH-DOERFLINGER
BAD WILDBAD

Blade Lux Holding Two S.à r.l.

Me Joseph ELVINGER
Doktor der Rechte
Notar
15, côte d'Eich
L-1450 Luxemburg
☎ +352 / 46 23 63 200
Fax +352 / 46 23 63 227 or 46 14 98
Patrick.van.hees@notaireelvinger.lu

BESTÄTIGUNG

Der unterzeichnete Notar bestätigt, dass

1. Herr Johannes Huth mit Geschäftsadresse in Stirling Square, 7 Carlton Gardens, London SW1Y 5AD, Vereinigtes Königreich

2. Herr Reinhard Gorenflos mit Geschäftsadresse in Stirling Square, 7 Carlton Gardens, London SW1Y 5AD, Vereinigtes Königreich

3. Herr Dr. Wolfgang Zettel mit Geschäftsadresse in 61, rue de Rollingergrund, L-2440 Luxembourg

und

4. Herr Stefan Weckermann mit Geschäftsadresse in 61, rue de Rollingergrund, L-2440 Luxembourg

jeweils Geschäftsführer der Gesellschaft

Blade Lux Holding Two S.à r.l.

mit Geschäftsadresse in 61, rue de Rollingergrund, L-2440 Luxemburg und eingetragen im R.C. Luxemburg B 96.833 sind und in dieser Funktion jeweils berechtigt sind, besagte Gesellschaft mit ihrer alleinigen Unterschrift rechtskräftig zu verpflichten.

Joseph ELVINGER, Notar LUXEMBURG

Luxemburg, am 13. April 2005

Me Joseph ELVINGER

Notar

Vorstehende Abschrift stimmt
mit den Urschriften überein.
Dies beglaubige ich.

München, den 2. Mai 2005

Dr. Graf von Stosch
Notar

Feststellung

Hiermit stelle ich, Notar, fest, daß im Handelsregister des Amtsgerichts München unter HRB Nr. 154926 die Firma Blade Management Equity Participation Verwaltungs GmbH mit dem Sitz in München und die Herren Johannes Peter Huth und Reiner Winkler als deren von den Beschränkungen des § 181 BGB befreite Geschäftsführer eingetragen sind und letztere somit zur gemeinsamen Vertretung der vorgenannten Gesellschaft berechtigt sind.
Die Einsicht in das elektronische Handelsregister erfolgte am 25. April 2005.

Ferner stelle ich, Notar, fest, daß im Handelsregister des Amtsgerichts München unter HRA Nr. 85116 die Firma Blade Management Beteiligungs GmbH & Co. KG mit dem Sitz in München und die Firma Blade Management Equity Participation Verwaltungs GmbH als deren persönlich haftende Gesellschafterin eingetragen sind und letztere somit zur alleinigen Vertretung der vorgenannten Gesellschaft berechtigt ist.
Die Einsicht in das elektronische Handelsregister erfolgte am 25. April 2005.

München, den 2. Mai 2005

Dr. Graf von Stosch
Notar

Vorstehende Abschrift stimmt mit
der Urschrift überein.
Dies beglaubige ich.

München, den 2. Mai 2005

Dr. Christian Auktor
Notarvertreter

Firma
Blade Management Beteiligungs
GmbH & Co. KG
Dachauer Straße 665

80995 München

Handelsregister B des Amtsgerichts München	Abteilung B Wiedergabe des aktuellen Registerinhalts Abruf vom 19.5.2005 11:12	Nummer der Firma: **HRB 157206**
-Ausdruck-	Seite 1 von 2	
Letzte Eintragung: 19.05.2005 - Abruf: 19.05.2005 11:12		

1. **Anzahl der bisherigen Eintragungen:**

   1

2. **a) Firma:**

   MTU Aero Engines Holding AG

   b) Sitz:

   München

   c) Gegenstand des Unternehmens:

   Leitung einer Gruppe in- und ausländischer Beteiligungsgesellschaften, die auf den Gebieten Entwicklung, Herstellung, Instandhaltung, Reparatur und Vertrieb von Gasturbinen sowie deren Regelungs- und Überwachungseinrichtungen einschließlich deren Zubehör und Ersatzteilen für Luftfahrzeuge sowie für stationäre Verwendung; Entwicklung, Herstellung und Erwerb und Vertrieb anderer industrieller Erzeugnisse; Erbringung von Dienstleistungen, die im Zusammenhang mit Entwicklung, Herstellung, Instandhaltung, Reparatur und Vertrieb vorerwähnter Erzeugnisse stehen, tätig sind. Die Gesellschaft kann auf den vorbezeichneten Gebieten auch selbst tätig werden oder sich auf die Verwaltung ihrer Beteiligung beschränken.

3. **Grund- oder Stammkapital:**

   40.000.000,00 EUR

4. **a) Allgemeine Vertretungsregelung:**

   Die Gesellschaft wird durch zwei Vorstandsmitglieder oder durch ein Vorstandsmitglied gemeinsam mit einem Prokuristen vertreten.

   b) Vertretungsberechtigte und besondere Vertretungsbefugnis:

   Mit der Befugnis, im Namen der Gesellschaft mit sich als Vertreter eines Dritten Rechtsgeschäfte abzuschließen:
   Vorstand: Kessler, Bernd, Strasslach, *22.03.1958
   Vorstand: Stark, Udo, München, *21.11.1947
   Vorstand: Dr. Süß, Michael, Stamberg, *25.12.1963
   Vorstand: Winkler, Reiner, Riemerling, *31.07.1961

5. **Prokura:**

   —

6. **a) Gesellschaftsvertrag / Satzung:**

   Aktiengesellschaft

   Satzung vom 02.05.2005

   b) Sonstige Rechtsverhältnisse:

   Entstanden durch formwechselnde Umwandlung der MTU Aero Engines Erste Holding GmbH mit dem Sitz in München

RECEIVED 2005 AUG 24 P 4:03 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Handelsregister B des Amtsgerichts München	Abteilung B Wiedergabe des aktuellen Registerinhalts Abruf vom 19.5.2005 11:12	Nummer der Firma: **HRB 157206**
-Ausdruck-	Seite 2 von 2	
Letzte Eintragung: 19.05.2005 - Abruf: 19.05.2005 11:12		

(Amtsgericht München HRB 151251).

7. **a) Tag der letzten Eintragung:**

19.05.2005

au/he

Urk. Rolle Nr. **S1246/2005**

Hauptversammlungsniederschrift

Heute, den dreißigsten Mai
zweitausendfünf

- 30.05.2005 -

habe ich,

Dr. Rüdiger Graf von Stosch
Notar mit dem Amtssitz in München,

in meiner Amtsstelle in 80333 München, Maximiliansplatz 10, der dorthin auf heute 8.00 Uhr einberufenen

außerordentlichen Hauptversammlung

der Aktionäre der Firma

MTU Aero Engines Holding AG
mit dem Sitz in München,
Anschrift: 80995 München, Dachauer Straße 665
(Amtsgericht München, HRB Nr. 157206)

angewohnt und über deren Verlauf folgende

Niederschrift

errichtet:

I.

Anwesend waren:

1. Vom Aufsichtsrat der Gesellschaft:

   der stellvertretende Vorsitzende des Aufsichtsrates,
   Herr Günter **Sroka**, Dachau;

2. Die in dem als

   A n l a g e I

   beigefügten Teilnehmerverzeichnis aufgeführten bzw. vertretenen Aktionäre.

3. Vom Vorstand der Gesellschaft war niemand anwesend.

II.

Der stellvertretende Vorsitzende des Aufsichtsrats, Herr Günter Sroka, übernahm gemäß § 17 Ziffer (1) Satz 2 der Satzung und der Bestimmung durch den Aufsichtsratsvorsitzenden, Herrn Johannes Peter Huth vom 23. Mai 2005, den Vorsitz der Versammlung, eröffnete diese um 8.04 Uhr und leitete sie.

Sodann stellte der Versammlungsleiter anhand des von ihm unterzeichneten und zur Einsicht ausgelegten Teilnehmerverzeichnisses fest, daß das gesamte Grundkapital der Gesellschaft
von 40.000.000,00 €
-i.W. vierzig Millionen Euro-
durch die Aktionäre mit allen Stimmen vertreten ist, die anwesenden bzw. vertretenen Aktionäre im Aktienregister der Gesellschaft eingetragen sind und die Versammlung daher als Vollversammlung beschlussfähig sei.

Auf Vorschlag des Versammlungsleiters verzichteten alle Aktionäre auf die Einhaltung aller Frist- und Formvorschriften hinsichtlich

Einberufung und Abhaltung einer Hauptversammlung, insbesondere auf Bekanntmachung und Berichterstattung hinsichtlich aller heute zu beschließenden Bezugsrechtsausschlüsse sowie auf die Anwesenheit von Vorstand und Aufsichtsrat und deren Erläuterung.

Dies stellte der Versammlungsleiter fest.

Das Aktionärsverzeichnis lag während der ganzen Dauer der Versammlung auf.

III.

Der Versammlungsleiter schlug vor, daß die Abstimmungen durch Zuruf erfolgen sollten.

Der Vorschlag wurde einstimmig angenommen.
Dies stellte der Versammlungsleiter fest.

IV.

In der Hauptversammlung wurden der Konzernabschluß, der Lagebericht für den Konzern sowie der Bericht des Aufsichtsrates für das Geschäftsjahr 2004 vorgelegt. Die Vorlagen sind in ihrer gedruckten Fassung dieser Niederschrift als

A n l a g e II

beigefügt.
Der Versammlungsleiter stellte hierzu fest, daß

a) der Konzernabschluß und der Lagebericht von der Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft geprüft und mit uneingeschränktem Bestätigungsvermerk versehen worden ist,

b) der Aufsichtsrat den Konzernabschluß für den Konzern gebilligt hat.

Die Verlesung der Vorlagen wurden nicht verlangt. Anträge zur Beschlußfassung wurden insoweit nicht gestellt.

V.

Sodann wurde folgendes beschlossen:

Punkt 1
Beschlussfassung über die Erhöhung des Grundkapitals der Gesellschaft

Der Versammlungsleiter gab bekannt, daß Herr Dr. Eberhard Seydel als Vertreter des Aktionärs Blade Lux Holding Two S.á.r.l. vorschlägt, folgenden Beschluss zu fassen:

> Das Grundkapital der Gesellschaft wird gegen Bareinlagen von bisher 40.000.000,00 €
> -i.W. vierzig Millionen Euro-
> um 15.000.000,00 €
> -i.W. fünfzehn Millionen Euro-
> auf 55.000.000,00 €
> -i.W. fünfundfünfzig Millionen Euro-
> erhöht durch Ausgabe von 15.000.000 neuen Stückaktien, die auf den Namen lauten.
>
> Die neuen Aktien sind gewinnberechtigt ab Beginn des laufenden Geschäftsjahres.
>
> Die neuen Aktien werden zu einem Ausgabebetrag von 1,-- € je Aktie ausgegeben.
>
> Das Bezugsrecht der Aktionäre ist ausgeschlossen. Die neuen Aktien werden von der Deutschen Bank Aktiengesellschaft, Frankfurt am Main, übernommen.

Zweck des Bezugsrechtsausschlusses ist die Plazierung der neuen Aktien im Rahmen des geplanten Börsenganges der Gesellschaft.

Die Bezugsfrist beträgt drei Wochen, gerechnet ab dem Tag der Hauptversammlung.

Der Beschluss über die Erhöhung des Grundkapitals wird ungültig, wenn nicht innerhalb von drei Wochen, gerechnet ab dem Tag der Hauptversammlung, alle neuen Aktien gezeichnet sind.

Der Versammlungsleiter stellte den Antrag zur Abstimmung.

Der Antrag wurde einstimmig angenommen. Die Versammlung stimmte der Erhöhung des Grundkapitals und dem Bezugsrechtsausschluss mit allen Stimmen ausdrücklich zu.

Dies stellte der Versammlungsleiter fest.

Punkt 2
<u>Genehmigtes Kapital I</u>

Der Versammlungsleiter gab bekannt, daß Herr Dr. Eberhard Seydel als Vertreter des Aktionärs Blade Lux Holding Two S.á.r.l. vorschlägt, folgenden Beschluss zu fassen:

Der Vorstand der Gesellschaft wird ermächtigt, das Grundkapital bis zum 29. Mai 2010 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer, auf den Namen lautender Stückaktien gegen Bareinlage einmalig oder mehrmals um bis zu insgesamt € 5.500.000,00 (in Worten: Euro fünf Millionen fünf-

hunderttausend) zu erhöhen (Genehmigtes Kapital I 2005).

Den Aktionären ist ein Bezugsrecht zu gewähren. Der Vorstand wird jedoch ermächtigt, mit Zustimmung des Aufsichtsrats Spitzenbeträge vom Bezugsrecht der Aktionäre auszunehmen und dieses Bezugsrecht mit Zustimmung des Aufsichtsrats auch auszuschließen, soweit es erforderlich ist, um den Inhabern von Wandlungs- bzw. Optionsrechten in auf den Namen lautende Stückaktien der MTU Aero Engines Holding AG ein Bezugsrecht in dem Umfang gewähren zu können, wie es ihnen nach Ausübung ihrer Wandlungs- bzw. Optionsrechte zustehen würde. Der Vorstand wird ferner ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auszuschließen, wenn der Ausgabebetrag den Börsenpreis nicht wesentlich unterschreitet. Diese Ermächtigung gilt jedoch nur mit der Maßgabe, dass die unter Ausschluss des Bezugsrechts gemäß § 186 Abs. 3 Satz 4 Aktiengesetz ausgegebenen Aktien insgesamt 10% des im Zeitpunkt des Wirksamwerdens der Ermächtigung bestehenden Grundkapitals nicht überschreiten dürfen. Auf diese Begrenzung auf 10% des Grundkapitals ist eine seit Wirksamwerden der Ermächtigung erfolgende Gewährung von Options- bzw. Wandlungsrechten auf Aktien der Gesellschaft unter Bezugsrechtsausschluss entsprechend § 186 Abs. 3 Satz 4 Aktiengesetz sowie die Veräußerung eigener Aktien unter Ausschluss des Bezugsrechts entsprechend § 186 Abs. 3 Satz 4 Aktiengesetz anzurechnen.

Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats den weiteren Inhalt der Aktienrechte und die Bedingungen der Aktienausgabe festzulegen.

Der Aufsichtsrat wird ermächtigt, die Fassung der Satzung nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals aus dem Genehmigten Kapital I 2005 oder nach Ablauf der Ermächtigungsfrist entsprechend dem Umfang der Kapitalerhöhung aus dem Genehmigten Kapital I 2005 anzupassen.

Der Versammlungsleiter stellte den Antrag zur Abstimmung.

Der Antrag wurde einstimmig angenommen.
Dies stellte der Versammlungsleiter fest.

Punkt 3
Genehmigtes Kapital II

Der Versammlungsleiter gab bekannt, daß Herr Dr. Eberhard Seydel als Vertreter des Aktionärs Blade Lux Holding Two S.á.r.l. vorschlägt, folgenden Beschluss zu fassen:

Der Vorstand wird ermächtigt, das Grundkapital der Gesellschaft bis zum 29. Mai 2010 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer, auf den Namen lautender Stückaktien gegen Bar- und/oder Sacheinlage einmalig oder mehrmals um bis zu insgesamt € 19.250.000,00 (in Worten: Euro neunzehn Millionen zweihundertfünfzigtausend) zu erhöhen (Genehmigtes Kapital II 2005).

Bei Aktienausgabe gegen Sacheinlage zum Zwecke des (auch mittelbaren) Erwerbs von Unternehmen,

Unternehmensteilen oder Beteiligungen an Unternehmen wird der Vorstand ermächtigt, das Bezugsrecht der Aktionäre mit Zustimmung des Aufsichtsrats auszuschließen. Zudem wird der Vorstand ermächtigt, dieses Bezugsrecht mit Zustimmung des Aufsichtsrats auch auszuschließen, soweit es erforderlich ist, um den Inhabern von Wandlungs- bzw. Optionsrechten in auf den Namen lautende Stückaktien der MTU Aero Engines Holding AG ein Bezugsrecht in dem Umfang gewähren zu können, wie es ihnen nach Ausübung ihrer Wandlungs- bzw. Optionsrechte zustehen würde.

Im Übrigen ist den Aktionären ein Bezugsrecht zu gewähren. Der Vorstand wird jedoch ermächtigt, mit Zustimmung des Aufsichtsrats Spitzenbeträge vom Bezugsrecht der Aktionäre auszunehmen.

Außerdem wird der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats den weiteren Inhalt der Aktienrechte und die Bedingungen der Aktienausgabe festzulegen.

Der Aufsichtsrat wird ermächtigt, die Fassung der Satzung nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals aus dem Genehmigten Kapital II 2005 oder nach Ablauf der Ermächtigungsfrist entsprechend dem Umfang der Kapitalerhöhung aus dem Genehmigten Kapital II 2005 anzupassen.

Der Versammlungsleiter stellte den Antrag zur Abstimmung.

Der Antrag wurde einstimmig angenommen.
Dies stellte der Versammlungsleiter fest.

Punkt 4

Wandel- und Optionsanleihen

Der Versammlungsleiter gab bekannt, daß Herr Dr. Eberhard Seydel als Vertreter des Aktionärs Blade Lux Holding Two S.á.r.l. vorschlägt, folgenden Beschluss zu fassen:

> Der Vorstand wird ermächtigt, bis zum 29. Mai 2010 mit Zustimmung des Aufsichtsrats einmalig oder mehrmals auf den Inhaber oder auf den Namen lautende Wandelschuldverschreibungen, Optionsschuldverschreibungen, Genussscheine oder Gewinnschuldverschreibungen (bzw. Kombinationen dieser Instrumente) (zusammen "Schuldverschreibungen") mit oder ohne Laufzeitbegrenzung im Gesamtnennbetrag von bis zu € 750.000.000,00 zu begeben und den Inhabern bzw. Gläubigern von Wandelschuldverschreibungen und/oder Optionsschuldverschreibungen Wandlungs- bzw. Optionsrechte in auf den Namen lautende Aktien der Gesellschaft mit einem anteiligen Betrag des Grundkapitals von bis zu € 19.250.000,00 nach näherer Maßgabe der Wandel- bzw. Optionsanleihebedingungen zu gewähren.
>
> Die Schuldverschreibungen können in Euro oder—im entsprechenden Gegenwert—in einer anderen gesetzlichen Währung, beispielsweise eines OECD-Landes, begeben werden. Sie können auch durch eine unmittelbare oder mittelbare Beteiligungsgesellschaft der MTU Aero Engines Holding AG ausgegeben werden; in einem solchen Falle wird der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats für die Gesellschaft die Garantie für die Schuldverschreibungen zu übernehmen und den Inhabern Wandlungs- bzw. Optionsrechte auf neue, auf den

Namen lautende Stückaktien der MTU Aero Engines Holding AG zu gewähren.

Die Anleiheemissionen werden in jeweils unter sich gleichberechtigte Teilschuldverschreibungen eingeteilt.

Im Falle der Ausgabe von Optionsschuldverschreibungen werden jeder Teilschuldverschreibung ein oder mehrere Optionsscheine beigefügt, die den Inhaber berechtigen, nach Maßgabe der vom Vorstand festzulegenden Optionsbedingungen auf den Namen lautende Stückaktien der MTU Aero Engines Holding AG zu beziehen. Der anteilige Betrag am Grundkapital der je Teilschuldverschreibung zu beziehenden Stückaktien der MTU Aero Engines Holding AG darf den Nennbetrag der Teilschuldverschreibung nicht überschreiten. Die Laufzeit des Optionsrechts darf die Laufzeit der Optionsschuldverschreibung nicht überschreiten. Das Umtauschverhältnis kann auf ein Optionsverhältnis mit voller Zahl gerundet werden. Im Übrigen kann vorgesehen werden, dass Spitzen zusammengelegt und/oder in Geld ausgeglichen werden.

Im Falle der Ausgabe von Wandelschuldverschreibungen erhalten die Inhaber der Teilschuldverschreibungen das Recht, ihre Teilschuldverschreibungen nach näherer Maßgabe der vom Vorstand festzulegenden Wandelanleihebedingungen in auf den Namen lautende Stückaktien der MTU Aero Engines Holding AG umzutauschen. Das Umtauschverhältnis ergibt sich aus der Division des Nennbetrags einer Teilschuldverschreibung durch den festgesetzten Wandlungspreis für eine auf den Namen

lautende Stückaktie der MTU Aero Engines Holding AG. Das Umtauschverhältnis kann sich auch durch Division des unter dem Nennbetrag liegenden Ausgabebetrages einer Teilschuldverschreibung durch den festgesetzten Wandlungspreis für eine Neue, auf den Namen lautende Stückaktie der Gesellschaft ergeben. Das Umtauschverhältnis kann auf ein Wandlungsverhältnis mit voller Zahl gerundet werden; ferner kann gegebenenfalls eine in bar zu leistende Zuzahlung festgesetzt werden. Im Übrigen kann vorgesehen werden, dass Spitzen zusammengelegt und/oder in Geld ausgeglichen werden. Der anteilige Betrag am Grundkapital der bei Wandlung auszugebenden Aktien darf den Nennbetrag der Teilschuldverschreibung nicht übersteigen. Die Wandelanleihebedingungen können auch eine Wandlungspflicht zum Ende der Laufzeit (oder zu einem früheren Zeitpunkt) vorsehen.

Die Wandel- bzw. Optionsanleihebedingungen können jeweils festlegen, dass im Falle der Wandlung bzw. Optionsausübung auch eigene Aktien der Gesellschaft gewährt werden können. Ferner kann vorgesehen werden, dass die Gesellschaft den Wandlungs- bzw. Optionsberechtigten nicht Aktien der Gesellschaft gewährt, sondern den Gegenwert in Geld zahlt. In den Wandel- bzw. Optionsanleihebedingungen kann außerdem vorgesehen werden, dass die Zahl der bei Ausübung der Wandlungs- bzw. Optionsrechte oder nach Erfüllung der Wandlungspflichten zu beziehenden Aktien bzw. ein diesbezügliches Umtauschrecht variabel sind und/oder der Wandlungs- bzw. Optionspreis innerhalb einer vom Vorstand festzulegenden Bandbreite in Abhängigkeit von der

Entwicklung des Aktienkurses oder als Folge von Verwässerungsschutzbestimmungen während der Laufzeit verändert werden kann.

Der jeweils festzusetzende Wandlungs- bzw. Optionspreis für auf den Namen lautende Stückaktien der MTU Aero Engines Holding AG wird in Euro festgelegt und muss — auch bei einem variablen Umtauschverhältnis bzw. einem variablen Wandlungs- bzw. Optionspreis — entweder mindestens achtzig von Hundert des Mittelwerts der Kurse der Aktie der MTU Aero Engines Holding AG in der Schlussauktion im XETRA-Handel (oder einem entsprechenden Nachfolgesystem) an den zehn Börsenhandelstagen vor dem Tag der Beschlussfassung durch den Vorstand über die Begebung der Wandel- oder Optionsschuldverschreibungen betragen oder mindestens achtzig von Hundert des Mittelwerts der Kurse der Aktie der MTU Aero Engines Holding AG in der Schlussauktion im XETRA-Handel (oder einem entsprechenden Nachfolgesystem) während der Tage, an denen die Bezugsrechte auf die Wandel- und/oder Optionsschuldverschreibung an der Frankfurter Wertpapierbörse gehandelt werden (mit Ausnahme der beiden letzten Börsenhandelstage des Bezugsrechtshandels), entsprechen.

Der Wandlungs- bzw. Optionspreis wird, unbeschadet des § 9 Abs. 1 Aktiengesetz aufgrund einer Verwässerungsschutzklausel nach näherer Bestimmung der Wandel- bzw. Optionsanleihebedingungen, durch Zahlung eines entsprechenden Betrages in Geld bei Ausübung des Wandlungsrechts bzw. durch Herabsetzung der Zuzahlung ermäßigt, wenn die Gesellschaft während der Wandlungs- oder Optionsfrist un-

ter Einräumung eines Bezugsrechts für ihre Aktionäre das Grundkapital erhöht oder weitere Wandel- oder Optionsschuldverschreibungen begibt bzw. sonstige Optionsrechte gewährt und den Inhabern von Wandlungs- und Optionsrechten kein Bezugsrecht in dem Umfang eingeräumt wird, wie es ihnen nach Ausübung ihrer Wandlungs- oder Optionsrechte zustehen würde. Statt einer Zahlung in bar bzw. einer Herabsetzung der Zuzahlung kann auch—soweit möglich—das Umtauschverhältnis durch Division mit dem ermäßigten Wandlungspreis angepasst werden. Unbeschadet des § 9 Abs. 1 Aktiengesetz können die Wandel- bzw. Optionsanleihebedingungen darüber hinaus Verwässerungsschutzklauseln für den Fall vorsehen, dass die MTU Aero Engines Holding AG während der Wandlungs- oder Optionsfrist unter Einräumung eines Bezugsrechts an ihre Aktionäre das Grundkapital erhöht, weitere Wandel- oder Optionsanleihen begibt oder garantiert bzw. sonstige Optionsrechte gewährt oder garantiert und den Inhabern der Wandel- oder Optionsanleihen kein Bezugsrecht in dem Umfang eingeräumt wird, wie es ihnen nach Ausübung ihrer Wandlungs- oder Optionsrechte bzw. der Erfüllung der Wandlungspflicht zustände. Die Wandel- bzw. Optionsanleihebedingungen können auch für Kapitalherabsetzungen, Aktiensplitts oder Sonderdividenden bzw. sonstige Maßnahmen, die zu einer Verwässerung des Werts der Wandlungs- bzw. Optionsrechte führen können, wertwahrende Anpassungen des Wandlungs- bzw. des Optionspreises vorsehen. In jedem Fall darf der anteilige Betrag des Grundkapitals der je Teilschuldverschreibung zu beziehenden Aktien den Nennbetrag pro Teilschuldverschreibung nicht überschreiten.

Den Aktionären steht grundsätzlich ein Bezugsrecht zu. Die Schuldverschreibungen können auch von einem oder mehreren Kreditinstituten mit der Verpflichtung übernommen werden, sie den Aktionären zum Bezug anzubieten. Der Vorstand wird jedoch ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auf Schuldverschreibungen im Gesamtnennbetrag von bis zu € 750.000.000,00 auszuschließen, sofern der Ausgabepreis den nach anerkannten finanzmathematischen Methoden ermittelten theoretischen Marktwert der Schuldverschreibungen nicht wesentlich unterschreitet. Diese Ermächtigung zum Bezugsrechtsausschluss gilt jedoch, soweit Wandel und/oder Optionsschuldverschreibungen in entsprechender Anwendung des § 186 Abs. 3 Satz 4 Aktiengesetz unter Ausschluss des Bezugsrechts ausgegeben werden, nur insoweit, als die zur Bedienung der Wandlungs- bzw. Optionsrechte ausgegebenen bzw. auszugebenden Aktien insgesamt zehn von Hundert des Grundkapitals nach Eintragung der Durchführung der von der Hauptversammlung vom 30. Mai 2005 beschlossenen Barkapitalerhöhung nicht überschreiten dürfen. Auf diese Begrenzung auf zehn von Hundert des Grundkapitals ist die Veräußerung eigener Aktien anzurechnen, sofern diese gemäß § 186 Abs. 3 Satz 4 Aktiengesetz unter Ausschluss des Bezugsrechts veräußert werden. Ferner sind auf diese Begrenzung auf zehn von Hundert des Grundkapitals diejenigen Aktien anzurechnen, die nach Wirksamwerden dieser Ermächtigung unter Ausnutzung einer zum Zeitpunkt des Wirksamwerdens dieser Ermächtigung beschlossenen bzw. an deren Stelle tretende Ermächtigung zur Ausgabe neuer Aktien aus genehmigtem Kapital gemäß § 186

Abs. 3 Satz 4 Aktiengesetz unter Ausschluss des Bezugsrechts ausgegeben werden.

Sofern der Vorstand von der vorgenannten Ermächtigung zum Bezugsrechtsausschluss keinen Gebrauch macht, wird er ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre für Spitzenbeträge auszuschließen und dieses Bezugsrecht mit Zustimmung des Aufsichtsrats auch auszuschließen, soweit es erforderlich ist, um den Inhabern von Wandlungs- bzw. Optionsrechten in auf den Namen lautende Stückaktien der MTU Aero Engines Holding AG ein Bezugsrecht in dem Umfang gewähren zu können, wie es ihnen nach Ausübung ihrer Wandlungs- bzw. Optionsrechte zustehen würde.

Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Ausgabe und Ausstattung der Emissionen, insbesondere den Zinssatz, den Ausgabekurs und die Laufzeit festzusetzen bzw. im Einvernehmen mit den Organen der die Emissionen begebenden ausländischen Beteiligungsgesellschaften festzulegen.

Der Versammlungsleiter stellte den Antrag zur Abstimmung.

Der Antrag wurde einstimmig angenommen.
Dies stellte der Versammlungsleiter fest.

Punkt 5
Bedingtes Kapital

Der Versammlungsleiter gab bekannt, daß Herr Dr. Eberhard Seydel als Vertreter des Aktionärs Blade Lux Holding Two S.á.r.l. vorschlägt, folgenden Beschluss zu fassen:

Das Grundkapital der Gesellschaft wird um bis zu € 19.250.000,00 (in Worten: Euro neunzehn Millionen zweihundertfünfzigtausend) durch Ausgabe von bis zu 19.250.000 neuen, auf den Namen lautenden Stückaktien bedingt erhöht. Die bedingte Kapitalerhöhung dient der Gewährung von Aktien an die Inhaber bzw. Gläubiger von Wandel- und/oder Optionsschuldverschreibungen, die gemäß der von der Hauptversammlung der Gesellschaft am 30. Mai 2005 beschlossenen Ermächtigung begeben werden. Die Ausgabe erfolgt zu dem gemäß dieser Ermächtigung jeweils festzulegenden Wandlungs- bzw. Optionspreis. Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt, wie die Inhaber bzw. Gläubiger von Wandlungsrechten oder Optionsscheinen, die von der Gesellschaft oder von einer unmittelbaren oder mittelbaren Beteiligungsgesellschaft aufgrund des Ermächtigungsbeschlusses der außerordentlichen Hauptversammlung vom 30. Mai 2005 bis zum 29. Mai 2010 ausgegebenen Wandel- und/oder Optionsschuldverschreibungen beigefügt sind, von ihren Wandlungs- bzw. Optionsrechten Gebrauch machen oder die zur Wandlung verpflichteten Inhaber bzw. Gläubiger der von der Gesellschaft oder durch eine ihrer unmittelbaren oder mittelbaren Beteiligungsgesellschaften aufgrund des Ermächtigungsbeschlusses der außerordentlichen Hauptversammlung vom 30. Mai 2005 bis zum 29. Mai 2010 ausgegebenen Wandelschuldverschreibungen ihre Pflicht zur Wandlung erfüllen, und soweit nicht eigene Aktien zur Bedienung eingesetzt werden. Derart ausgegebene Aktien nehmen von Beginn des Geschäftsjahres an, indem sie durch Ausübung von Wandlungs- bzw. Optionsrechten oder durch die Erfüllung von Wandlungs-

> pflichten entstehen, am Gewinn teil. Der Aufsichtsrat wird ermächtigt, die Fassung der Satzung nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals aus dem bedingten Kapital entsprechend dem Umfang der Kapitalerhöhung aus dem bedingten Kapital anzupassen.

Der Versammlungsleiter stellte den Antrag zur Abstimmung.

Der Antrag wurde einstimmig angenommen.
Dies stellte der Versammlungsleiter fest.

Punkt 6
Ermächtigung zum Erwerb eigener Aktien

Der Versammlungsleiter gab bekannt, daß Herr Dr. Eberhard Seydel als Vertreter des Aktionärs Blade Lux Holding Two S.á.r.l. vorschlägt, folgenden Beschluss zu fassen:

> Die Gesellschaft wird ermächtigt, nach Eintragung der Durchführung der am 30. Mai 2005 beschlossenen Kapitalerhöhung bis zum 29. November 2006 gemäß § 71 Abs. 1 Nr. 8 AktG eigene Aktien mit einem anteiligen Betrag am Grundkapital bis zu zehn von Hundert des nach Eintragung der Durchführung der am 30. Mai 2005 beschlossenen Kapitalerhöhung bestehenden Grundkapitals der Gesellschaft zu erwerben. Der Erwerb kann über die Börse oder mittels eines an sämtliche Aktionäre gerichteten öffentlichen Kaufangebots erfolgen. Der Gegenwert für den Erwerb dieser Aktien darf den Börsenkurs um nicht mehr als 10 Prozent über- bzw. unterschreiten. Als maßgeblicher Börsenkurs im Sinne der vorstehenden Regelung gilt dabei im Falle eines Erwerbs über die

Börse der Mittelwert der Kurse der Aktie der Gesellschaft in der Schlussauktion im XETRA-Handel (oder einem entsprechenden Nachfolgesystem) während der letzten fünf Börsenhandelstage vor dem Erwerb der Aktien. Im Falle eines Erwerbs mittels eines an sämtliche Aktionäre gerichteten Kaufangebots gilt der Mittelwert der Kurse der Aktie der Gesellschaft in der Schlussauktion im XETRA-Handel (oder einem entsprechenden Nachfolgesystem) während der letzten fünf Börsenhandelstage vor der Veröffentlichung der Entscheidung zur Abgabe dieses Angebots als maßgeblicher Börsenkurs.

Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats eine Veräußerung der erworbenen eigenen Aktien in anderer Weise als über die Börse oder mittels Angebot an sämtliche Aktionäre vorzunehmen, soweit die erworbenen eigenen Aktien im Rahmen des Matching Stock Programms der Gesellschaft an dessen Teilnehmer veräußert werden, die in einem Arbeits- oder Dienstverhältnis mit der Gesellschaft oder mit ihr verbundenen Unternehmen stehen oder standen. Soweit eine Veräußerung im Rahmen des Matching Stock Programms der Gesellschaft an Vorstandsmitglieder oder ehemalige Vorstandsmitglieder der Gesellschaft erfolgen soll, wird der Aufsichtsrat zu dieser nicht über die Börse oder mittels Angebot an sämtliche Aktionäre erfolgenden Veräußerung ermächtigt.

Das Bezugsrecht der Aktionäre ist jeweils ausgeschlossen.

Weiterhin wird der Vorstand ermächtigt, die erwor-

benen eigenen Aktien mit Zustimmung des Aufsichtsrats ohne weiteren Hauptversammlungsbeschluss ganz oder teilweise einzuziehen.

Die vorstehenden Ermächtigungen zur Veräußerung oder Einziehung eigener Aktien können ganz oder in Teilen, einmal oder mehrmals, einzeln oder gemeinsam ausgenutzt werden.

Der Versammlungsleiter stellte den Antrag zur Abstimmung.

Der Antrag wurde einstimmig angenommen.
Dies stellte der Versammlungsleiter fest.

Punkt 7
Änderung des § 4 (Grundkapital) der Satzung der Gesellschaft

Der Versammlungsleiter gab bekannt, daß Herr Dr. Eberhard Seydel als Vertreter des Aktionärs Blade Lux Holding Two S.á.r.l. vorschlägt, folgenden Beschluss zu fassen:

§ 4 (Grundkapital) der Satzung der Gesellschaft wird geändert und wie folgt neu gefaßt:

"

§ 4
Grundkapital

(1) Das Grundkapital der Gesellschaft beträgt € 55.000.000,00 (in Worten: Euro fünfundfünfzig Millionen) und ist eingeteilt in 55.000.000 Stückaktien ohne Nennwert. Die

Aktien lauten auf den Namen.
Das Grundkapital wurde in Höhe von € 40.000.000,00 (in Worten: Euro vierzig Millionen) als Sacheinlage durch Formwechsel gem. §§ 190 ff. UmwG der bisherigen MTU Aero Engines Erste Holding GmbH in die MTU Aero Engines Holding AG erbracht.

(2) Bei Ausgabe neuer Aktien kann der Beginn der Gewinnbeteiligung abweichend von § 60 AktG festgesetzt werden.

(3) Die Form der Aktienurkunden, der Gewinnanteil- und Erneuerungsscheine setzt der Vorstand mit Zustimmung des Aufsichtsrates fest.

(4) Der Anspruch eines Aktionärs auf Verbriefung seines Anteils ist ausgeschlossen.

(5) Der Vorstand der Gesellschaft ist ermächtigt, das Grundkapital bis zum 29. Mai 2010 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer, auf den Namen lautender Stückaktien gegen Bareinlage einmalig oder mehrmals um bis zu insgesamt € 5.500.000,00 (in Worten: Euro fünf Millionen fünfhunderttausend) zu erhöhen (Genehmigtes Kapital I 2005).

Den Aktionären ist ein Bezugsrecht zu gewähren. Der Vorstand ist jedoch ermächtigt, mit Zustimmung des Aufsichtsrats Spitzenbeträge vom Bezugsrecht der Aktionäre auszunehmen und dieses Bezugsrecht mit Zustimmung des

Aufsichtsrats auch auszuschließen, soweit es erforderlich ist, um den Inhabern von Wandlungs- bzw. Optionsrechten in auf den Namen lautende Stückaktien der MTU Aero Engines Holding AG ein Bezugsrecht in dem Umfang gewähren zu können, wie es ihnen nach Ausübung ihrer Wandlungs- bzw. Optionsrechte zustehen würde. Der Vorstand ist ferner ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auszuschließen, wenn der Ausgabebetrag den Börsenpreis nicht wesentlich unterschreitet. Diese Ermächtigung gilt jedoch nur mit der Maßgabe, dass die unter Ausschluss des Bezugsrechts gemäß § 186 Abs. 3 Satz 4 Aktiengesetz ausgegebenen Aktien insgesamt 10% des im Zeitpunkt des Wirksamwerdens der Ermächtigung bestehenden Grundkapitals nicht überschreiten dürfen. Auf diese Begrenzung auf 10% des Grundkapitals ist eine seit Wirksamwerden der Ermächtigung erfolgende Gewährung von Options- bzw. Wandlungsrechten auf Aktien der Gesellschaft unter Bezugsrechtsausschluss entsprechend § 186 Abs. 3 Satz 4 Aktiengesetz sowie die Veräußerung eigener Aktien unter Ausschluss des Bezugsrechts entsprechend § 186 Abs. 3 Satz 4 Aktiengesetz anzurechnen.

Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats den weiteren Inhalt der Aktienrechte und die Bedingungen der Aktienausgabe festzulegen.

Der Aufsichtsrat ist ermächtigt, die Fassung der Satzung nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals aus dem Genehmigten Kapital I 2005 oder nach Ablauf der Ermächtigungsfrist entsprechend dem Umfang der Kapitalerhöhung aus dem Genehmigten Kapital I 2005 anzupassen.

(6) Der Vorstand ist ermächtigt, das Grundkapital der Gesellschaft bis zum 29. Mai 2010 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer, auf den Namen lautender Stückaktien gegen Bar- und/oder Sacheinlage einmalig oder mehrmals um bis zu insgesamt € 19.250.000,00 (in Worten: Euro neunzehn Millionen zweihundertfünfzigtausend) zu erhöhen (Genehmigtes Kapital II 2005).

Bei Aktienausgabe gegen Sacheinlage zum Zwecke des (auch mittelbaren) Erwerbs von Unternehmen, Unternehmensteilen oder Beteiligungen an Unternehmen ist der Vorstand ermächtigt, das Bezugsrecht der Aktionäre mit Zustimmung des Aufsichtsrats auszuschließen. Zudem ist der Vorstand ermächtigt, dieses Bezugsrecht mit Zustimmung des Aufsichtsrats auch auszuschließen, soweit es erforderlich ist, um den Inhabern von Wandlungs- bzw. Optionsrechten in auf den Namen lautende Stückaktien der MTU Aero Engines Holding AG ein Bezugsrecht in dem Umfang gewähren zu können, wie es ihnen nach Ausübung ihrer Wandlungs- bzw. Optionsrechte zustehen würde.

Im Übrigen ist den Aktionären ein Bezugsrecht zu gewähren. Der Vorstand ist jedoch ermächtigt, mit Zustimmung des Aufsichtsrats Spitzenbeträge vom Bezugsrecht der Aktionäre auszunehmen.

Außerdem ist der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats den weiteren Inhalt der Aktienrechte und die Bedingungen der Aktienausgabe festzulegen.

Der Aufsichtsrat ist ermächtigt, die Fassung der Satzung nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals aus dem Genehmigten Kapital II 2005 oder nach Ablauf der Ermächtigungsfrist entsprechend dem Umfang der Kapitalerhöhung aus dem Genehmigten Kapital II 2005 anzupassen.

(7) Das Grundkapital der Gesellschaft ist um bis zu € 19.250.000,00 (in Worten: Euro neunzehn Millionen zweihundertfünfzigtausend) durch Ausgabe von bis zu 19.250.000 neuen, auf den Namen lautenden Stückaktien bedingt erhöht.
Die bedingte Kapitalerhöhung dient der Gewährung von Aktien an die Inhaber bzw. Gläubiger von Wandel- und/oder Optionsschuldverschreibungen, die gemäß der von der Hauptversammlung der Gesellschaft am 30. Mai 2005 beschlossenen Ermächtigung begeben werden. Die Ausgabe erfolgt zu dem gemäß dieser Ermächtigung jeweils festzulegenden Wandlungs- bzw. Optionspreis.
Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt, wie die Inhaber bzw. Gläu-

biger von Wandlungsrechten oder Optionsscheinen die von der Gesellschaft oder von einer unmittelbaren oder mittelbaren Beteiligungsgesellschaft aufgrund des Ermächtigungsbeschlusses der außerordentlichen Hauptversammlung vom 30. Mai 2005 bis zum 29. Mai 2010 ausgegebenen Wandel- und/oder Optionsschuldverschreibungen beigefügt sind, von ihren Wandlungs- bzw. Optionsrechten Gebrauch machen oder die zur Wandlung verpflichteten Inhaber bzw. Gläubiger der von der Gesellschaft oder durch eine ihrer unmittelbaren oder mittelbaren Beteiligungsgesellschaften aufgrund des Ermächtigungsbeschlusses der außerordentlichen Hauptversammlung vom 30. Mai 2005 bis zum 29. Mai 2010 ausgegebenen Wandelschuldverschreibungen ihre Pflicht zur Wandlung erfüllen, und soweit nicht eigene Aktien zur Bedienung eingesetzt werden. Derart ausgegebene Aktien nehmen von Beginn des Geschäftsjahres an, indem sie durch Ausübung von Wandlungs- bzw. Optionsrechten oder durch die Erfüllung von Wandlungspflichten entstehen, am Gewinn teil.
Der Aufsichtsrat wird ermächtigt, die Fassung der Satzung nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals aus dem bedingten Kapital entsprechend dem Umfang der Kapitalerhöhung aus dem bedingten Kapital anzupassen."

Der Versammlungsleiter stellte den Antrag zur Abstimmung.

Der Antrag wurde einstimmig angenommen. Die Versammlung stimmte der Satzungsänderung mit allen Stimmen ausdrücklich zu.

Dies stellte der Versammlungsleiter fest.

Punkt 8

Anpassung der Satzung

Der Versammlungsleiter gab bekannt, daß Herr Dr. Eberhard Seydel als Vertreter des Aktionärs Blade Lux Holding Two S.á.r.l. vorschlägt, folgenden Beschluss zu fassen:

Zur Anpassung der Satzung an zu erwartende Änderungen des Aktiengesetzes durch ein Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrechts (UMAG) schlagen Vorstand und Aufsichtsrat vor, vorbehaltlich des Inkrafttretens des UMAG oder eines anderen Gesetzes, dass die vorgeschlagene Satzungsregelung erlaubt, zu beschließen:

a) § 14 Abs. 2 Satz 1 der Satzung betreffend die Einberufung der Hauptversammlung wird wie folgt geändert und neu gefasst:

„Die Hauptversammlung wird mindestens 30 Tage vor dem Ende der Frist für die Anmeldung gemäß § 15 Abs. 1 einberufen."

b) § 17 Abs. 2 betreffend die Leitung der Hauptversammlung wird um einen Satz 4 wie folgt ergänzt:

„Der Vorsitzende kann auch das Frage- und Rederecht der Aktionäre zeitlich angemes-

sen beschränken; er kann insbesondere den zeitlichen Rahmen des Versammlungsverlaufs, der Aussprache zu den einzelnen Tagesordnungspunkten sowie des einzelnen Frage- und Redebeitrags angemessen festsetzen."

c) Der Vorstand wird angewiesen, die vorstehenden Satzungsänderungen erst und nur dann zur Eintragung ins Handelsregister anzumelden, wenn die hierfür maßgeblichen Bestimmungen des UMAG, abgesehen von lediglich redaktionellen Abweichungen, einschließlich etwaiger Klarstellungen und Präzisierungen in einer dem Regierungsentwurf (Bundesrats-Drucksache 3/05), modifiziert durch die Gegenäußerung der Bundesregierung vom 9. März 2005 auf die Stellungnahme des Bundesrats vom 18. Februar 2005, im Kern entsprechenden Fassung in Kraft getreten sind oder die für die Satzungsänderungen erforderlichen gesetzlichen Grundlagen anderweitig in Kraft getreten sind."

Der Versammlungsleiter stellte den Antrag zur Abstimmung.

Der Antrag wurde einstimmig angenommen.
Dies stellte der Versammlungsleiter fest.

VI.

Weitere Anträge und Wortmeldungen erfolgten nicht.

Der Versammlungsleiter stellte fest, daß kein Widerspruch gegen die Beschlussfassungen und Wahlen erhoben wurde.

Der Versammlungsleiter schloss die Versammlung um 8.15 Uhr.

VII.

Von mir, Notar, wird festgestellt, daß der Versammlungsleiter jeweils das Ergebnis der Abstimmungen, die durch Zuruf erfolgten, sofort ausdrücklich festgestellt und bekanntgegeben hat.
Die Richtigkeit der Abstimmungen wurden von mir, dem Notar, persönlich überprüft. Meine Wahrnehmungen stimmen mit den Feststellungen des Versammlungsleiters voll überein.

VIII.

Von dieser Urkunde erhalten:

die Gesellschaft fünf Ausfertigungen,
das Amtsgericht -Registergericht- eine Ausfertigung.

Hierüber Niederschrift:

Dr. Graf von Stosch
Notar

Verzeichnis

der in der außerordentlichen Hauptversammlung der Firma MTU Aero Engines Holding AG mit dem Sitz in München am 30. Mai 2005 erschienenen bzw. vertretenen Aktionäre

Aktionäre	Aktien	Vertreter
1. Firma Blade Lux Holding Two S.à r.l. mit dem Sitz in Luxemburg, Anschrift: L-2440 Luxemburg, 61, Rue de Rollingergrund	36.742.080 Stückaktien (Namensaktien)	Herr Dr. Eberhard Seydel, 80333 München, Prannerstraße 10, aufgrund Vollmacht
2. Firma Blade Management Beteiligungs GmbH & Co. KG mit dem Sitz in München, Anschrift: 80995 München, Dachauer Straße 665,	3.257.920 Stückaktien (Namensaktien)	Frau Nikola Zacherl 80995 München, Dachauer Straße 665, aufgrund Vollmacht

Insgesamt: 40.000.000,00 €

München, den 30.05.2005

(Günter Sroka)

Ausfertigung

23

RECEIVED
2005 ... 24 P 9:03
OFFICE OF ...

Urk. Rolle Nr. **S 1279/2005**

Hauptversammlungsniederschrift

Heute, den einunddreißigsten Mai
zweitausendfünf

- 31.05.2005 -

habe ich, Notarassessor Dr. Christian Auktor, amtlich bestellter Vertreter des Notars

Dr. Rüdiger Graf von Stosch
Notar mit dem Amtssitz in München,

in der Amtsstelle in 80333 München, Maximiliansplatz 10, der dorthin auf heute 17.00 Uhr einberufenen

außerordentlichen Hauptversammlung

der Aktionäre der Firma

MTU Aero Engines Holding AG
mit dem Sitz in München,
Anschrift: 80995 München, Dachauer Straße 665
(Amtsgericht München, HRB Nr. 157206)

angewohnt und über deren Verlauf folgende

Niederschrift

errichtet:

I.

Anwesend waren:

1. Vom Aufsichtsrat der Gesellschaft:

   der stellvertretende Vorsitzende des Aufsichtsrates,
   Herr Günter **Sroka**, Dachau;

2. Die in dem als

   A n l a g e

   beigefügten Teilnehmerverzeichnis aufgeführten bzw. vertretenen Aktionäre.

3. Vom Vorstand der Gesellschaft war niemand anwesend.

II.

Der stellvertretende Vorsitzende des Aufsichtsrats, Herr Günter Sroka, übernahm gemäß § 17 Ziffer (1) Satz 2 der Satzung und der Bestimmung durch den Aufsichtsratsvorsitzenden, Herrn Johannes Peter Huth vom 31. Mai 2005, den Vorsitz der Versammlung, eröffnete diese um 17.10 Uhr und leitete sie.

Sodann stellte der Versammlungsleiter anhand des von ihm unterzeichneten und zur Einsicht ausgelegten Teilnehmerverzeichnisses fest, daß das gesamte Grundkapital der Gesellschaft
von 40.000.000,00 €
-i.W. vierzig Millionen Euro-
durch die Aktionäre mit allen Stimmen vertreten ist, die anwesenden bzw. vertretenen Aktionäre im Aktienregister der Gesellschaft

eingetragen sind und die Versammlung daher als Vollversammlung beschlussfähig sei.

Auf Vorschlag des Versammlungsleiters verzichteten alle Aktionäre auf die Einhaltung aller Frist- und Formvorschriften hinsichtlich Einberufung und Abhaltung einer Hauptversammlung, insbesondere auf Bekanntmachung und Berichterstattung hinsichtlich aller heute zu beschließenden Bezugsrechtsausschlüsse sowie auf die Anwesenheit von Vorstand und Aufsichtsrat und deren Erläuterung.

Dies stellte der Versammlungsleiter fest.

Das Aktionärsverzeichnis lag während der ganzen Dauer der Versammlung auf.

III.

Der Versammlungsleiter schlug vor, daß die Abstimmungen durch Zuruf erfolgen sollten.

Der Vorschlag wurde einstimmig angenommen.
Dies stellte der Versammlungsleiter fest.

IV.

Sodann wurde folgendes beschlossen:

Punkt 1

Klarstellung zum Beschluss betreffend Wandel- und Optionsanleihen

Der Versammlungsleiter gab bekannt, daß Herr Dr. Eberhard Seydel als Vertreter des Aktionärs Blade Lux Holding Two S.á.r.l. vorschlägt, folgenden Beschluss zu fassen:

Im Hinblick auf den von der Hauptversammlung am 30. Mai 2005 unter Punkt 4 gefassten Beschluss über die Ermächtigung des Vorstands zur Ausgabe von Wandelschuldverschreibungen, Optionsschuldverschreibungen, Genussscheine oder Gewinnschuldverschreibungen (bzw. Kombinationen dieser Instrumente) wird klarstellend festgestellt, dass die in diesem Beschluss vorgesehene Möglichkeit der Ausgabe der Schuldverschreibungen durch eine unmittelbare oder mittelbare Beteiligungsgesellschaft der MTU Aero Engines Holding AG ausschließlich die Ausgabe durch Konzernunternehmen im Sinne von § 18 AktG zum Zwecke der Befriedigung eines Konzernfinanzierungsinteresses erfasst.

Zum Zwecke der Klarstellung wird der Beschluss vom 30. Mai 2005 um einen entsprechenden zusätzlichen Absatz ergänzt und wie folgt gefasst:

> Der Vorstand wird ermächtigt, bis zum 29. Mai 2010 mit Zustimmung des Aufsichtsrats einmalig oder mehrmals auf den Inhaber oder auf den Namen lautende Wandelschuldverschreibungen, Optionsschuldverschreibungen, Genussscheine oder Gewinnschuldverschreibungen (bzw. Kombinationen dieser Instrumente) (zusammen "Schuldverschreibungen") mit oder ohne Laufzeitbegrenzung im Gesamtnennbetrag von bis zu € 750.000.000,00 zu begeben und den Inhabern bzw. Gläubigern von Wandelschuldverschreibungen und/oder Optionsschuldverschreibungen Wandlungs- bzw. Optionsrechte in auf den Namen lautende Aktien der Gesellschaft mit einem anteiligen Betrag des Grundkapitals von bis zu € 19.250.000,00 nach näherer Maßgabe der Wandel- bzw. Optionsanleihebedingungen zu gewähren.

Die Schuldverschreibungen können in Euro oder—im entsprechenden Gegenwert—in einer anderen gesetzlichen Währung, beispielsweise eines OECD-Landes, begeben werden. Sie können auch durch eine unmittelbare oder mittelbare Beteiligungsgesellschaft der MTU Aero Engines Holding AG ausgegeben werden; in einem solchen Falle wird der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats für die Gesellschaft die Garantie für die Schuldverschreibungen zu übernehmen und den Inhabern Wandlungs- bzw. Optionsrechte auf neue, auf den Namen lautende Stückaktien der MTU Aero Engines Holding AG zu gewähren.

Die Anleiheemissionen werden in jeweils unter sich gleichberechtigte Teilschuldverschreibungen eingeteilt.

Im Falle der Ausgabe von Optionsschuldverschreibungen werden jeder Teilschuldverschreibung ein oder mehrere Optionsscheine beigefügt, die den Inhaber berechtigen, nach Maßgabe der vom Vorstand festzulegenden Optionsbedingungen auf den Namen lautende Stückaktien der MTU Aero Engines Holding AG zu beziehen. Der anteilige Betrag am Grundkapital der je Teilschuldverschreibung zu beziehenden Stückaktien der MTU Aero Engines Holding AG darf den Nennbetrag der Teilschuldverschreibung nicht überschreiten. Die Laufzeit des Optionsrechts darf die Laufzeit der Optionsschuldverschreibung nicht überschreiten. Das Umtauschverhältnis kann auf ein Optionsverhältnis mit voller Zahl gerundet werden. Im Übrigen kann vorgesehen werden, dass Spitzen zusammengelegt und/oder in Geld ausgeglichen werden.

Im Falle der Ausgabe von Wandelschuldverschreibungen erhalten die Inhaber der Teilschuldverschreibungen das Recht, ihre Teilschuldverschreibungen nach näherer Maßgabe der vom Vorstand festzulegenden Wandelanleihebedingungen in auf den Namen lautende Stückaktien der MTU Aero Engines Holding AG umzutauschen. Das Umtauschverhältnis ergibt sich aus der Division des Nennbetrags einer Teilschuldverschreibung durch den festgesetzten Wandlungspreis für eine auf den Namen lautende Stückaktie der MTU Aero Engines Holding AG. Das Umtauschverhältnis kann sich auch durch Division des unter dem Nennbetrag liegenden Ausgabebetrages einer Teilschuldverschreibung durch den festgesetzten Wandlungspreis für eine Neue, auf den Namen lautende Stückaktie der Gesellschaft ergeben. Das Umtauschverhältnis kann auf ein Wandlungsverhältnis mit voller Zahl gerundet werden; ferner kann gegebenenfalls eine in bar zu leistende Zuzahlung festgesetzt werden. Im Übrigen kann vorgesehen werden, dass Spitzen zusammengelegt und/oder in Geld ausgeglichen werden. Der anteilige Betrag am Grundkapital der bei Wandlung auszugebenden Aktien darf den Nennbetrag der Teilschuldverschreibung nicht übersteigen. Die Wandelanleihebedingungen können auch eine Wandlungspflicht zum Ende der Laufzeit (oder zu einem früheren Zeitpunkt) vorsehen.

Die Wandel- bzw. Optionsanleihebedingungen können jeweils festlegen, dass im Falle der Wandlung bzw. Optionsausübung auch eigene Aktien der Gesellschaft gewährt werden können. Ferner kann vorgesehen werden, dass die Gesellschaft den Wand-

lungs- bzw. Optionsberechtigten nicht Aktien der Gesellschaft gewährt, sondern den Gegenwert in Geld zahlt. In den Wandel- bzw. Optionsanleihebedingungen kann außerdem vorgesehen werden, dass die Zahl der bei Ausübung der Wandlungs- bzw. Optionsrechte oder nach Erfüllung der Wandlungspflichten zu beziehenden Aktien bzw. ein diesbezügliches Umtauschrecht variabel sind und/oder der Wandlungs- bzw. Optionspreis innerhalb einer vom Vorstand festzulegenden Bandbreite in Abhängigkeit von der Entwicklung des Aktienkurses oder als Folge von Verwässerungsschutzbestimmungen während der Laufzeit verändert werden kann.

Der jeweils festzusetzende Wandlungs- bzw. Optionspreis für auf den Namen lautende Stückaktien der MTU Aero Engines Holding AG wird in Euro festgelegt und muss — auch bei einem variablen Umtauschverhältnis bzw. einem variablen Wandlungs- bzw. Optionspreis — entweder mindestens achtzig von Hundert des Mittelwerts der Kurse der Aktie der MTU Aero Engines Holding AG in der Schlussauktion im XETRA-Handel (oder einem entsprechenden Nachfolgesystem) an den zehn Börsenhandelstagen vor dem Tag der Beschlussfassung durch den Vorstand über die Begebung der Wandel- oder Optionsschuldverschreibungen betragen oder mindestens achtzig von Hundert des Mittelwerts der Kurse der Aktie der MTU Aero Engines Holding AG in der Schlussauktion im XETRA-Handel (oder einem entsprechenden Nachfolgesystem) während der Tage, an denen die Bezugsrechte auf die Wandel- und/oder Optionsschuldverschreibung an der Frankfurter Wertpapierbörse gehandelt werden (mit Ausnahme

der beiden letzten Börsenhandelstage des Bezugsrechtshandels), entsprechen.

Der Wandlungs- bzw. Optionspreis wird, unbeschadet des § 9 Abs. 1 Aktiengesetz aufgrund einer Verwässerungsschutzklausel nach näherer Bestimmung der Wandel- bzw. Optionsanleihebedingungen, durch Zahlung eines entsprechenden Betrages in Geld bei Ausübung des Wandlungsrechts bzw. durch Herabsetzung der Zuzahlung ermäßigt, wenn die Gesellschaft während der Wandlungs- oder Optionsfrist unter Einräumung eines Bezugsrechts für ihre Aktionäre das Grundkapital erhöht oder weitere Wandel- oder Optionsschuldverschreibungen begibt bzw. sonstige Optionsrechte gewährt und den Inhabern von Wandlungs- und Optionsrechten kein Bezugsrecht in dem Umfang eingeräumt wird, wie es ihnen nach Ausübung ihrer Wandlungs- oder Optionsrechte zustehen würde. Statt einer Zahlung in bar bzw. einer Herabsetzung der Zuzahlung kann auch—soweit möglich—das Umtauschverhältnis durch Division mit dem ermäßigten Wandlungspreis angepasst werden. Unbeschadet des § 9 Abs. 1 Aktiengesetz können die Wandel- bzw. Optionsanleihebedingungen darüber hinaus Verwässerungsschutzklauseln für den Fall vorsehen, dass die MTU Aero Engines Holding AG während der Wandlungs- oder Optionsfrist unter Einräumung eines Bezugsrechts an ihre Aktionäre das Grundkapital erhöht, weitere Wandel- oder Optionsanleihen begibt oder garantiert bzw. sonstige Optionsrechte gewährt oder garantiert und den Inhabern der Wandel- oder Optionsanleihen kein Bezugsrecht in dem Umfang eingeräumt wird, wie es ihnen nach Ausübung ihrer Wandlungs- oder Optionsrechte bzw.

der Erfüllung der Wandlungspflicht zustände. Die Wandel- bzw. Optionsanleihebedingungen können auch für Kapitalherabsetzungen, Aktiensplitts oder Sonderdividenden bzw. sonstige Maßnahmen, die zu einer Verwässerung des Werts der Wandlungs- bzw. Optionsrechte führen können, wertwahrende Anpassungen des Wandlungs- bzw. des Optionspreises vorsehen. In jedem Fall darf der anteilige Betrag des Grundkapitals der je Teilschuldverschreibung zu beziehenden Aktien den Nennbetrag pro Teilschuldverschreibung nicht überschreiten.

Den Aktionären steht grundsätzlich ein Bezugsrecht zu. Die Schuldverschreibungen können auch von einem oder mehreren Kreditinstituten mit der Verpflichtung übernommen werden, sie den Aktionären zum Bezug anzubieten. Der Vorstand wird jedoch ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auf Schuldverschreibungen im Gesamtnennbetrag von bis zu € 750.000.000,00 auszuschließen, sofern der Ausgabepreis den nach anerkannten finanzmathematischen Methoden ermittelten theoretischen Marktwert der Schuldverschreibungen nicht wesentlich unterschreitet. Diese Ermächtigung zum Bezugsrechtsausschluss gilt jedoch, soweit Wandel und/oder Optionsschuldverschreibungen in entsprechender Anwendung des § 186 Abs. 3 Satz 4 Aktiengesetz unter Ausschluss des Bezugsrechts ausgegeben werden, nur insoweit, als die zur Bedienung der Wandlungs- bzw. Optionsrechte ausgegebenen bzw. auszugebenden Aktien insgesamt zehn von Hundert des Grundkapitals nach Eintragung der Durchführung der von der Hauptversammlung vom 30. Mai 2005 beschlossenen Barkapitalerhöhung

nicht überschreiten dürfen. Auf diese Begrenzung auf zehn von Hundert des Grundkapitals ist die Veräußerung eigener Aktien anzurechnen, sofern diese gemäß § 186 Abs. 3 Satz 4 Aktiengesetz unter Ausschluss des Bezugsrechts veräußert werden. Ferner sind auf diese Begrenzung auf zehn von Hundert des Grundkapitals diejenigen Aktien anzurechnen, die nach Wirksamwerden dieser Ermächtigung unter Ausnutzung einer zum Zeitpunkt des Wirksamwerdens dieser Ermächtigung beschlossenen bzw. an deren Stelle tretende Ermächtigung zur Ausgabe neuer Aktien aus genehmigtem Kapital gemäß § 186 Abs. 3 Satz 4 Aktiengesetz unter Ausschluss des Bezugsrechts ausgegeben werden.

Sofern der Vorstand von der vorgenannten Ermächtigung zum Bezugsrechtsausschluss keinen Gebrauch macht, wird er ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre für Spitzenbeträge auszuschließen und dieses Bezugsrecht mit Zustimmung des Aufsichtsrats auch auszuschließen, soweit es erforderlich ist, um den Inhabern von Wandlungs- bzw. Optionsrechten in auf den Namen lautende Stückaktien der MTU Aero Engines Holding AG ein Bezugsrecht in dem Umfang gewähren zu können, wie es ihnen nach Ausübung ihrer Wandlungs- bzw. Optionsrechte zustehen würde.

Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Ausgabe und Ausstattung der Emissionen, insbesondere den Zinssatz, den Ausgabekurs und die Laufzeit festzusetzen bzw. im Einvernehmen mit den Organen der die Emissionen begebenden ausländischen Beteiligungsgesellschaften festzulegen.

> Es wird klarstellend festgestellt, dass die in diesem Beschluss vorgesehene Möglichkeit der Ausgabe der Schuldverschreibungen durch eine unmittelbare oder mittelbare Beteiligungsgesellschaft der MTU Aero Engines Holding AG ausschließlich die Ausgabe durch Konzernunternehmen im Sinne von § 18 AktG zum Zwecke der Befriedigung eines Konzernfinanzierungsinteresses erfasst.

Der Versammlungsleiter stellte den Antrag zur Abstimmung.

Der Antrag wurde einstimmig angenommen.
Dies stellte der Versammlungsleiter fest.

Punkt 2

Bedingtes Kapital

Der Versammlungsleiter gab bekannt, daß Herr Dr. Eberhard Seydel als Vertreter des Aktionärs Blade Lux Holding Two S.á.r.l. vorschlägt, folgenden Beschluss zu fassen:

Im Hinblick auf den unter Punkt 1 gefassten Beschluss über die Klarstellung der Reichweite der in dem am 30.05.2005 gefassten Beschluss vorgesehenen Möglichkeit der Ausgabe der Schuldverschreibungen durch eine unmittelbare oder mittelbare Beteiligungsgesellschaft der MTU Aero Engines Holding AG wird der am 30.05. 2005 gefasste Beschluss über ein bedingtes Kapital durch einen Hinweis auf diese Klarstellung entsprechend angepasst und wie folgt gefasst:

> Das Grundkapital der Gesellschaft wird um bis zu € 19.250.000,00 (in Worten: Euro neunzehn Millionen zweihundertfünfzigtausend) durch Ausgabe von bis zu 19.250.000 neuen, auf den Namen lautenden

Stückaktien bedingt erhöht. Die bedingte Kapitalerhöhung dient der Gewährung von Aktien an die Inhaber bzw. Gläubiger von Wandel- und/oder Optionsschuldverschreibungen, die gemäß der von der Hauptversammlung der Gesellschaft am 30. Mai 2005 (unter Berücksichtigung der am 31. Mai 2005 erfolgten Klarstellung) beschlossenen Ermächtigung begeben werden. Die Ausgabe erfolgt zu dem gemäß dieser Ermächtigung jeweils festzulegenden Wandlungs- bzw. Optionspreis. Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt, wie die Inhaber bzw. Gläubiger von Wandlungsrechten oder Optionsscheinen, die von der Gesellschaft oder von einer unmittelbaren oder mittelbaren Beteiligungsgesellschaft aufgrund des Ermächtigungsbeschlusses der außerordentlichen Hauptversammlung vom 30. Mai 2005 (unter Berücksichtigung der am 31. Mai 2005 erfolgten Klarstellung) bis zum 29. Mai 2010 ausgegebenen Wandel- und/oder Optionsschuldverschreibungen beigefügt sind, von ihren Wandlungs- bzw. Optionsrechten Gebrauch machen oder die zur Wandlung verpflichteten Inhaber bzw. Gläubiger der von der Gesellschaft oder durch eine ihrer unmittelbaren oder mittelbaren Beteiligungsgesellschaften aufgrund des Ermächtigungsbeschlusses der außerordentlichen Hauptversammlung vom 30. Mai 2005 (unter Berücksichtigung der am 31. Mai 2005 erfolgten Klarstellung) bis zum 29. Mai 2010 ausgegebenen Wandelschuldverschreibungen ihre Pflicht zur Wandlung erfüllen, und soweit nicht eigene Aktien zur Bedienung eingesetzt werden. Derart ausgegebene Aktien nehmen von Beginn des Geschäftsjahres an, indem sie durch Ausübung von Wandlungs- bzw. Optionsrechten oder durch die Erfüllung von Wand-

lungspflichten entstehen, am Gewinn teil. Der Aufsichtsrat wird ermächtigt, die Fassung der Satzung nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals aus dem bedingten Kapital entsprechend dem Umfang der Kapitalerhöhung aus dem bedingten Kapital anzupassen.

Der Versammlungsleiter stellte den Antrag zur Abstimmung.

Der Antrag wurde einstimmig angenommen.
Dies stellte der Versammlungsleiter fest.

Punkt 3
Änderung des § 4 (Grundkapital) der Satzung der Gesellschaft

Der Versammlungsleiter gab bekannt, daß Herr Dr. Eberhard Seydel als Vertreter des Aktionärs Blade Lux Holding Two S.á.r.l. vorschlägt, folgenden Beschluss zu fassen:

Im Hinblick auf den unter Punkt 1 gefassten Beschluss über die Klarstellung der Reichweite der in dem am 30.05.2005 gefassten Beschluss vorgesehenen Möglichkeit der Ausgabe der Schuldverschreibungen durch eine unmittelbare oder mittelbare Beteiligungsgesellschaft der MTU Aero Engines Holding AG wird der am 30.05. 2005 gefasste Beschluss über die Änderung der Satzung durch einen Hinweis auf diese Klarstellung in Absatz 7 entsprechend angepasst und wie folgt gefasst:

§ 4 (Grundkapital) der Satzung der Gesellschaft wird geändert und wie folgt neu gefaßt:

"

§ 4
Grundkapital

(1) Das Grundkapital der Gesellschaft beträgt € 55.000.000,00 (in Worten: Euro fünfundfünfzig Millionen) und ist eingeteilt in 55.000.000 Stückaktien ohne Nennwert. Die Aktien lauten auf den Namen.
Das Grundkapital wurde in Höhe von € 40.000.000,00 (in Worten: Euro vierzig Millionen) als Sacheinlage durch Formwechsel gem. §§ 190 ff. UmwG der bisherigen MTU Aero Engines Erste Holding GmbH in die MTU Aero Engines Holding AG erbracht.

(2) Bei Ausgabe neuer Aktien kann der Beginn der Gewinnbeteiligung abweichend von § 60 AktG festgesetzt werden.

(3) Die Form der Aktienurkunden, der Gewinnanteil- und Erneuerungsscheine setzt der Vorstand mit Zustimmung des Aufsichtsrates fest.

(4) Der Anspruch eines Aktionärs auf Verbriefung seines Anteils ist ausgeschlossen.

(5) Der Vorstand der Gesellschaft ist ermächtigt, das Grundkapital bis zum 29. Mai 2010 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer, auf den Namen lautender Stückaktien gegen Bareinlage einmalig oder mehrmals um bis zu insgesamt € 5.500.000,00 (in Worten:

Euro fünf Millionen fünfhunderttausend) zu erhöhen (Genehmigtes Kapital I 2005).

Den Aktionären ist ein Bezugsrecht zu gewähren. Der Vorstand ist jedoch ermächtigt, mit Zustimmung des Aufsichtsrats Spitzenbeträge vom Bezugsrecht der Aktionäre auszunehmen und dieses Bezugsrecht mit Zustimmung des Aufsichtsrats auch auszuschließen, soweit es erforderlich ist, um den Inhabern von Wandlungs- bzw. Optionsrechten in auf den Namen lautende Stückaktien der MTU Aero Engines Holding AG ein Bezugsrecht in dem Umfang gewähren zu können, wie es ihnen nach Ausübung ihrer Wandlungs- bzw. Optionsrechte zustehen würde. Der Vorstand ist ferner ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auszuschließen, wenn der Ausgabebetrag den Börsenpreis nicht wesentlich unterschreitet. Diese Ermächtigung gilt jedoch nur mit der Maßgabe, dass die unter Ausschluss des Bezugsrechts gemäß § 186 Abs. 3 Satz 4 Aktiengesetz ausgegebenen Aktien insgesamt 10% des im Zeitpunkt des Wirksamwerdens der Ermächtigung bestehenden Grundkapitals nicht überschreiten dürfen. Auf diese Begrenzung auf 10% des Grundkapitals ist eine seit Wirksamwerden der Ermächtigung erfolgende Gewährung von Options- bzw. Wandlungsrechten auf Aktien der Gesellschaft unter Bezugsrechtsausschluss entsprechend § 186 Abs. 3 Satz 4 Aktiengesetz sowie die Veräußerung eigener Aktien unter Ausschluss des Bezugsrechts entsprechend

§ 186 Abs. 3 Satz 4 Aktiengesetz anzurechnen.

Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats den weiteren Inhalt der Aktienrechte und die Bedingungen der Aktienausgabe festzulegen.

Der Aufsichtsrat ist ermächtigt, die Fassung der Satzung nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals aus dem Genehmigten Kapital I 2005 oder nach Ablauf der Ermächtigungsfrist entsprechend dem Umfang der Kapitalerhöhung aus dem Genehmigten Kapital I 2005 anzupassen.

(6) Der Vorstand ist ermächtigt, das Grundkapital der Gesellschaft bis zum 29. Mai 2010 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer, auf den Namen lautender Stückaktien gegen Bar- und/oder Sacheinlage einmalig oder mehrmals um bis zu insgesamt € 19.250.000,00 (in Worten: Euro neunzehn Millionen zweihundertfünfzigtausend) zu erhöhen (Genehmigtes Kapital II 2005).

Bei Aktienausgabe gegen Sacheinlage zum Zwecke des (auch mittelbaren) Erwerbs von Unternehmen, Unternehmensteilen oder Beteiligungen an Unternehmen ist der Vorstand ermächtigt, das Bezugsrecht der Aktionäre mit Zustimmung des Aufsichtsrats auszuschließen. Zudem ist der Vorstand ermächtigt, dieses Bezugsrecht mit Zustimmung des Aufsichtsrats auch auszuschließen, soweit es erforderlich ist, um den Inhabern von Wandlungs- bzw. Op-

tionsrechten in auf den Namen lautende Stückaktien der MTU Aero Engines Holding AG ein Bezugsrecht in dem Umfang gewähren zu können, wie es ihnen nach Ausübung ihrer Wandlungs- bzw. Optionsrechte zustehen würde.

Im Übrigen ist den Aktionären ein Bezugsrecht zu gewähren. Der Vorstand ist jedoch ermächtigt, mit Zustimmung des Aufsichtsrats Spitzenbeträge vom Bezugsrecht der Aktionäre auszunehmen.

Außerdem ist der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats den weiteren Inhalt der Aktienrechte und die Bedingungen der Aktienausgabe festzulegen.

Der Aufsichtsrat ist ermächtigt, die Fassung der Satzung nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals aus dem Genehmigten Kapital II 2005 oder nach Ablauf der Ermächtigungsfrist entsprechend dem Umfang der Kapitalerhöhung aus dem Genehmigten Kapital II 2005 anzupassen.

(7) Das Grundkapital der Gesellschaft ist um bis zu € 19.250.000,00 (in Worten: Euro neunzehn Millionen zweihundertfünfzigtausend) durch Ausgabe von bis zu 19.250.000 neuen, auf den Namen lautenden Stückaktien bedingt erhöht.
Die bedingte Kapitalerhöhung dient der Gewährung von Aktien an die Inhaber bzw. Gläubiger von Wandel- und/oder Optionsschuldverschreibungen, die gemäß der von der Hauptversammlung der Gesellschaft am 30. Mai

2005 (unter Berücksichtigung der am 31. Mai 2005 erfolgten Klarstellung) beschlossenen Ermächtigung begeben werden. Die Ausgabe erfolgt zu dem gemäß dieser Ermächtigung jeweils festzulegenden Wandlungs- bzw. Optionspreis.

Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt, wie die Inhaber bzw. Gläubiger von Wandlungsrechten oder Optionsscheinen die von der Gesellschaft oder von einer unmittelbaren oder mittelbaren Beteiligungsgesellschaft aufgrund des Ermächtigungsbeschlusses der außerordentlichen Hauptversammlung vom 30. Mai 2005 (unter Berücksichtigung der am 31. Mai 2005 erfolgten Klarstellung) bis zum 29. Mai 2010 ausgegebenen Wandel- und/oder Optionsschuldverschreibungen beigefügt sind, von ihren Wandlungs- bzw. Optionsrechten Gebrauch machen oder die zur Wandlung verpflichteten Inhaber bzw. Gläubiger der von der Gesellschaft oder durch eine ihrer unmittelbaren oder mittelbaren Beteiligungsgesellschaften aufgrund des Ermächtigungsbeschlusses der außerordentlichen Hauptversammlung vom 30. Mai 2005 (unter Berücksichtigung der am 31. Mai 2005 erfolgten Klarstellung) bis zum 29. Mai 2010 ausgegebenen Wandelschuldverschreibungen ihre Pflicht zur Wandlung erfüllen, und soweit nicht eigene Aktien zur Bedienung eingesetzt werden. Derart ausgegebene Aktien nehmen von Beginn des Geschäftsjahres an, indem sie durch Ausübung von Wandlungs- bzw. Optionsrechten oder durch die Erfüllung von Wand-

lungspflichten entstehen, am Gewinn teil.
Der Aufsichtsrat wird ermächtigt, die Fassung der Satzung nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals aus dem bedingten Kapital entsprechend dem Umfang der Kapitalerhöhung aus dem bedingten Kapital anzupassen.

Der Versammlungsleiter stellte den Antrag zur Abstimmung.

Der Antrag wurde einstimmig angenommen. Die Versammlung stimmte der Satzungsänderung mit allen Stimmen ausdrücklich zu.

Dies stellte der Versammlungsleiter fest.

V.

Weitere Anträge und Wortmeldungen erfolgten nicht.

Der Versammlungsleiter stellte fest, daß kein Widerspruch gegen die Beschlussfassungen erhoben wurde.

Der Versammlungsleiter schloss die Versammlung um 17.15 Uhr.

VI.

Von mir, Notarvertreter, wird festgestellt, daß der Versammlungsleiter jeweils das Ergebnis der Abstimmungen, die durch Zuruf erfolgten, sofort ausdrücklich festgestellt und bekanntgegeben hat.
Die Richtigkeit der Abstimmungen wurden von mir, dem Notarvertreter, persönlich überprüft. Meine Wahrnehmungen stimmen mit den Feststellungen des Versammlungsleiters voll überein.

VII.

Von dieser Urkunde erhalten:

die Gesellschaft fünf Ausfertigungen,
das Amtsgericht -Registergericht- eine Ausfertigung.

Hierüber Niederschrift:


GRAF V.STOSCH

Dr. Christian Auktor
Notarvertreter

Verzeichnis

der in der außerordentlichen Hauptversammlung der Firma MTU Aero Engines Holding AG mit dem Sitz in München am 31. Mai 2005 erschienenen bzw. vertretenen Aktionäre

Aktionäre	Aktien	Vertreter
1. Firma Blade Lux Holding Two S.à r.l. mit dem Sitz in Luxemburg, Anschrift: L-2440 Luxemburg, 61, Rue de Rollingergrund	36.742.080 Stückaktien (Namensaktien)	Herr Dr. Eberhard Seydel, 80333 München, Prannerstraße 10, aufgrund Vollmacht
2. Firma Blade Management Beteiligungs GmbH & Co. KG mit dem Sitz in München, Anschrift: 80995 München, Dachauer Straße 665,	3.257.920 Stückaktien (Namensaktien)	Frau Nikola Zacherl 80995 München, Dachauer Straße 665, aufgrund Vollmacht

Insgesamt: 40.000.000,00 €

München, den 31.05.2005

(Günter Sroka)

Vorstehende, mit der Urschrift übereinstimmende Ausfertigung wird hiermit der

Firma MTU Aero Engines Holding AG
mit dem Sitz in München
80995 München, Dachauer Straße 665

erteilt.

München, den 1. Juni 2005

Dr. Christian Auktor
Notarvertreter

24

MTU Aero Engines

RECEIVED

Interim Report as of June 30, 2005

MTU Aero Engines Holding AG, Munich


Deutsche Börse welcomes
MTU
MDAX

Table of Contents



Selected consolidated financial information and key figures

	2005	2004
P&L (€ million)		
Revenues	1,025.7	900.8
Cash-Flow	85.2	55.8
Depreciation and amortization	66.8	62.8
Research and Development costs	14.5	31.9
Earnings before financial result, taxes	50.9	2.9
Earnings before financial result, taxes and Depreciation/Amortization	117.7	65.7
Profit before tax	11.8	-55.8
Taxes	-5.1	21.3
Net income/loss (-)	6.7	-34.5
Capital expenditures	28.5	23.2
Balance sheet (€ million)		
Equity	505.7	217.0
Total	2,650.6	2,719.1
Non-current assets	1,552.4	1,591.8
Non-current debt (without deferred taxes)	816.7	1,080.8
Employees (June 30, 2005)		
MTU Aero Engines GmbH, Munich	4,636	5,044
MTU Maintenance Hannover GmbH, Langenhagen	1,266	1,310
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	512	533
ATENA Engineering GmbH, Munich**)	0	491
MTU Maintenance Canada Ltd., Richmond, Canada	136	127
MTU Aero Engines North America Inc., Rocky Hill, USA	195	198
Vericor Power Systems L.L.C., Atlanta, USA	33	34
Total	**6,778**	**7,737**
Key figures in %		
Capital expenditures in % of revenues	2.8	2.6
Cash-Flow to capital expenditures	298.9	240.5
Return on sales (before tax)	1.2	-6.2
Equity ratio	19.1	8.0
Equity to non-current assets	32.6	13.6
Research and development costs (w/o release of provisions) as % of revenues	3.0	9.0
Shares*)		
Number of shares ('000)	55,000	55,000
Earnings per share in Euro	0.12	-0.63
Cash-Flow per share in Euro	1.55	1.01
Equity per share in Euro	9.19	3.95

*) Prior year (2004) "as if presentation"

**) Sold, June 30, 2005

Market overview - Financial situation

Market overview - H1 2005

Key global economic and sector indicators were mostly positive for the MTU group during the second quarter of 2005 in view of the continuing solid increase in passenger numbers and the passenger load factor, increasing delivery rates for engines, a higher order intake (e.g., as a result of the Paris Air Show) and a favorable US dollar exchange rate.

During the first five months of 2005, international passenger numbers (according to current IATA figures) increased by 8.7%, whereas the volume of freight lifted by 3.1% during the same period compared to the first five months of 2005 as a result of a downturn in May. The increase in passenger figures was higher in North America (11.5%) than in the Asia-Pacific region (7.9%) and in Europe (6.2%).

However, fuel prices remain high, which continues to be problematic. These reached a new record high in the second quarter at an average of USD 1.63 per gallon, thus up 49% on the same quarter of the previous year. This meant that some airlines, which are among our key accounts, continue to face financial pressure.

The most important European and Asian airlines that are MTU's customers are now also suffering as a result of the negative developments in the energy sector, however airlines in the US are most strongly affected as a result of the continued weak domestic revenues. The strong sales increase in May is positive news - airlines increased their sales per flown passenger kilometer by 5.2% compared to the May 2004.

The MTU group is enjoying substantial benefits from this increase in terms of products delivered - this is primarily due to the recovery of the aviation sector outside North America and the growth of discount airlines in the US, and is reflected in the strong demand for V2500 and CF6-80 engines.

Figures for engine deliveries (not including replacement engines) are as follows: in the first five months of 2005, 596 engines for Airbus and Boeing aircraft were delivered to airlines (+7% compared to the first five months of the previous year), of which MTU was involved in 178 or 30% (first five months of 2004: 21%). In addition, in the first five months of 2005 a further 826 engines were ordered for 401 Airbus and Boeing aircraft for which the engine decision had already been taken. The MTU group is involved in 144 of these engines.

Deliveries of Airbus and Boeing transport aircraft increased in the months up to and including May by 11% compared to the first five months of 2004 to 281 aircraft. Airbus and Boeing are forecasting the delivery of 360 respectively 320 aircraft in 2005, with an increase to 400 respectively 375 to 385 in 2006.

Further indicators which support a positive forecast for the MTU group are the number of parked MTU engines, which fell by 14% in June compared to June 2004 (compared to the industry-wide figure: 8%) and the number of MTU engines that are less than 15 years old which fell by 37% (industry-wide just 21%).

Financial situation

Income in H1 2005

Revenue increased by 13.9% to € 1,025.7 million. The increase is due in particular to revenues from civil engine maintenance (+31%) and civil engine business (+13%). Sales fell by 5% in military engine business - this is primarily due to delivery a postponement in EJ200 engines delieveries according to a customers' news schedule.

The **cost of sales** increased by 18.8% to € 908.3 million. Compared to the increase in revenues, this above average increase is due to the increase in civil MRO business, which requires a high proportion of material and third-party services, and also to the increase in revenues in the civil engine business, which is mostly due to series engines.

The strong increase in the cost of sales compared to revenues means that the **gross profit on sales** has fallen to € 117.4 million compared to the same period of the previous year.

Research and development costs totaled € 14.5 million, and are thus € 17.4 million lower than the corresponding figure from the previous year. This is mostly due to the progress of the GP7000 and PW6000 programs.

The **cost of sales** fell by 7.8% to € 33.1 million. Cost cuts played a role here, impacting the **general administrative expenses**. These totaled € 24.5 million - down € 42.9 million compared to the first half of 2004. However we must also take into account that last year this figure included direct transaction costs totaling € 18.9 million as well as further indirect expenses from the acquisition by KKR.

The **amortization and depreciation** contained in the cost of sales, research and development costs, sales and general administrative expenses totaled € 66.8 million (previous year: € 62.8 million).

Other operating income and expense was impacted by the deconsolidation of ATENA GmbH in the first half of 2005 with proceeds totaling € 4.4 million.

After adjustment for the effects of the purchase price allocation which occurred last year from the purchase price allocation as well as the extraordinary factors last year, the interim results based on the adjusted earnings before taxes, depreciation and amortization is as follows:

	30.06.2005 million €	30.06.2004 million €
Earnings before interest, taxes and depreciation/amortization (EBITDA)	117.7	65.7
Utilization of provision for development costs	-16.5	-49.1
Inventory valuation	-	27.0
Restructuring costs	1.1	2.0
Direct transaction costs from acquisition	-	18.9
Adjusted earnings before interest, taxes and depreciation/amortization (EBITDA)	**102.3**	**64.5**

Financial situation

The financial result was negative, and was cut from € -57.9 million in the first half of 2004 to € -39.6 million in the first half of 2005. During the first six months of 2005, financial debt fell by € 518.6 million. This was due to both the high cash flow from operating activities as well as the capital increase from the IPO.

The pre-tax earnings totaled € 11.8 million - up by € 67.6 million compared to the first half of 2004.

In total, the group recorded net income totaling € 6.7 million after a net loss of € 34.5 million in the first half of 2004.

Earnings by segments
In the first half of 2005, revenues from the civil engines business increased by € 48.4 million (11.2%) compared to the same period of the previous year to € 480.0 million, whereas revenues from military engine business fell by € 10.4 million (-4.8%) to € 202.8 million. EBIT from the civil and military engine business increased by € 31.1 million to € 39.2 million.

In the second quarter, revenues from the civil engines business increased by € 13.2 million (5.8%), in contrast revenues from the military engines business fell by € 13.0 million (11.2%) in the second quarter. In contrast, EBIT from the civil and military engine business fell by € 13.9 million (46.5%) to € 16.0 million in the second quarter.

Revenues in the "civil engine maintenance" segment increased by € 83.0 million (30.9%) in the first half of the year to € 351.2 million, earnings increased by € 18.2 million. During the second quarter, revenues increased by € 43.0 million (31.7%) to € 178.6 million, whereas EBIT increased by € 6.4 million to € 7.4 million in the second quarter compared to the second quarter of 2004.

Financial position
The group's cash flow statements show the origin and use of the cash flows during H1 2005 and H1 2004. The cash flows are broken down into operating activities, investing activities and financing activities. The cash and cash equivalents in the cash flow statement correspond to the cash and cash equivalents on the balance sheet.

The group's cash flow from operating activities in the first half of 2005 totals € 232.8 million (previous year: € 50.9 million).

A key component of this figure were advance payments from customers in business with authorities. In the first half of 2005, capital expenditure for property, plant and equipment was up by € 5.3 million (22.8%) in the first half of 2005 compared to H1 2004. In total, the net cash used in operating activities during the first half of the year thus totaled € 28.3 million (previous year after adjustment for the corporate acquisition in 2004: € 20.7 million).

As part of financing activities, as a result of the issue of 15 million shares, a total of € 296.0 million were accrued to the company after the deduction of transaction costs (Status July 2005); this was mostly then used for the redemption of loans totaling € 429.0 million. In addition, a further € 133.0 was financed from net cash from operating activities.

After adjustment for currency translation and consolidation effects, the individual cash flows show growth of cash and cash equivalents totaling € 85.2 million (previous year € 55.8 million). The free cash flow, i.e. the balance of the net cash from operating activities and the net cash used in investing activities, totaled € 204.5 million during the first half of 2005 (previous year after adjustment for corporate acquisition: € 30.2 million).

Assets
The group's total assets fell by € 68.5 million or 2.5% compared to December 31, 2004. This decrease was primarily due to the repayment of financial liabilities totaling € 429.0 million. In contrast, other liabilities increased as a result of changes to the market value of derivatives.

On the assets side non-current assets less scheduled amortization/depreciation fell, with inventories increasing by € 19.3 million and receivables increasing by € 21.4 million. In contrast, other assets fell as a result of a decrease in the market value of financial instruments and payments for tax refunds.

Investments in property, plant and equipment and intangible assets totaled € 28.5 million in the first half of 2005. There were no development costs to be capitalized.

The group's equity increased above all as a result of the net cash obtained from the issue of shares from the capital increase less the direct costs of the IPO. Within the consolidated equity, total earnings fell by € 21.6 million from € 11.2 million to € -10.4 million. This downturn is mostly due to the lower market values of the derivatives after taking into account deferred taxes. Translation differences increased the Accumulated other equity by € 1.7 million. The Equity-ratio rose as a result of the stock exchange emission proceeds from 8.0% to 19.1%.

Provisions for pensions increased by € 10.8 million in the first half of the year. Other provisions fell by € 10.2 million. This results particularly due to lower obligations from personnel-staff.

Trade accounts payable increased due to matching by € 47.4 million (20.8%) to € 274.5 million.

Prepayments on account of orders were up by € 105.5 million to € 416.3 million and the increase in the market value of derivatives meant that other liabilities increased by € 133.2 million (28.4%) to € 602.2 million.

Consolidated income statement

€ million	Notes	June 30, 2005 H1 2005	June 30, 2004 H1 2004	2. Quarter Q2 2005	2. Quarter Q2 2004
Revenues		1,025.7	900.8	516.0	470.8
Cost of sales	(6)	-908.3	-764.8	-462.9	-391.8
Gross Profit		**117.4**	**136.0**	**53.1**	**79.0**
Research and development costs	(7)	-14.5	-31.9	-9.7	-12.6
Selling costs	(8)	-33.1	-35.7	-16.1	-17.5
General adminstrative expenses	(9)	-24.5	-67.4	-10.6	-19.4
Other operating income and expense		5.6	1.9	4.3	1.6
Result before financial result		**50.9**	**2.9**	**21.0**	**31.1**
Financial result	(11)	-39.6	-57.9	-17.9	-13.3
Share of loss of Joint Ventures accounted for using the equity method		0.5	-0.8	0.5	0.0
Result from ordinary activities		**11.8**	**-55.8**	**3.6**	**17.8**
Income taxes	(12)	-5.1	21.3	-1.9	-7.7
Net profit/loss (-)		**6.7**	**-34.5**	**1.7**	**10.1**
Loss carried forward		-0.1	-0.3	0.0	0.0
Accumulated profit/loss (-)		**6.6**	**-34.8**	**1.7**	**10.1**
Earnings per share in Euro*)	(13)	**0.12**	**-0.63**	**0.03**	**0.18**

*) Prior year (2004) "as if presentation"



Consolidated balance sheet

Assets

€ million	Notes	June 30, 2005	Dec. 31, 2004
Non-current assets			
Intangible assets	(14)	952.9	968.6
Property, plant and equipment	(15)	552.5	576.6
Financial assets	(16)	47.0	46.6
Other assets	(17)	0.8	40.4
Deferred tax assets		3.5	2.4
		1,556.7	1,634.6
Current assets			
Inventories	(19)	467.4	448.1
Receivables	(20)	416.0	394.6
Other assets	(17)	92.2	203.7
Cash and cash equivalents		113.7	28.5
Prepayments		4.6	9.6
		1,093.9	1,084.5
Total		2,650.6	2,719.1

Equity and Liabilities

€ million	Notes	June 30, 2005	Dec. 31, 2004
Equity	(22)		
Subscribed capital		55.0	2.2
Capital reserves		454.5	203.7
Accumulated other equity		-10.4	11.2
Accumulated profit/loss (-)		6.6	-0.1
		505.7	217.0
Non-current debt			
Pension provisions		355.5	344.7
Other provisions	(24)	57.1	56.7
Financial liabilities	(25)	340.0	621.2
Other liabilities	(26)	64.1	58.2
Deferred tax liabilities	(27)	347.9	367.7
		1,164.6	1,448.5
Current debt			
Pension provisions		14.2	14.2
Other provisions	(24)	145.6	156.2
Financial liabilities	(25)	7.9	245.3
Trade payables		274.5	227.1
Other liabilities	(26)	538.1	410.8
		980.3	1,053.6
Total		2,650.6	2,719.1

Consolidated statement of changes in equity

€ million	Subscribed capital	Capital reserves	Accumulated profit/loss (-)	Accumulated other equity: Translation differences	Derivative financial instruments	Subtotal	Total
January 1, 2004	0.0	201.5	-0.3	0.0	0.0	0.0	201.2
Financial instruments					-2.4	-2.4	-2.4
Translation differences				0.7		0.7	0.7
= profit not stated in income statement	0.0	0.0	0.0	0.7	-2.4	-1.7	-1.7
Net profit			-34.5				-34.5
= Total income	0.0	0.0	-34.5	0.7	-2.4	-1.7	-36.2
June 30, 2004	0.0	201.5	-34.8	0.7	-2.4	-1.7	165.0
December 31, 2004	2.2	203.7	-0.1	-1.0	12.2	11.2	217.0
Financial instruments					-23.3	-23.3	-23.3
Translation differences				1.7		1.7	1.7
= profit not stated in income statement	0.0	0.0	0.0	1.7	-23.3	-21.6	-21.6
Net profit			6.7				6.7
= Total income	0.0	0.0	6.7	1.7	-23.3	-21.6	-14.9
capital increase from company funds	+37.8	-37.8					0.0
capital increase new issue	15.0	300.0					315.0
Transaction costs after taxes		-11.4					-11.4
June 30, 2005	55.0	454.5	6.6	0.7	-11.1	-10.4	505.7



Consolidated cash flow statement



€ million	June 30, 2005 H1 2005	June 30, 2004 H1 2004
Net profit/loss (-)	6.7	-34.5
+ Depreciation and amortization	66.8	62.8
+/- Profits/losses of associated companies	-0.5	0.8
+/- Profit/loss on disposal of assets	0.4	-1.6
+/- Increase/decrease in pension provisions	11.4	8.0
+/- Increase/decrease in other provisions	-11.6	-36.5
+/- Change in non-cash taxes	2.1	-34.5
+/- Increase/decrease in assets and liabilities		
+/- Increase/decrease in inventories	-24.3	-19.8
+/- Increase/decrease in receivables (excl. derivatives)	17.6	-1.5
+/- Increase/decrease in liabilities (excl. derivatives)	164.2	107.7
Cash flow from operating activities	**232.8**	**50.9**
- Investments in intangible assets and property, plant and equipment	-28.5	-23.2
- Acquisition of MTU-Group		-766.6
- Investments in financial assets	-0.1	-0.1
+ Proceeds from asset disposals	0.3	2.4
+ Repayment of loans		0.2
Cash flow from investing activities	**-28.3**	**-787.3**
+/- Increase/decrease in financial liabilities	-427.1	25.5
+ Acquisition of MTU-Group		766.6
+ Capital increase	300.8	
Cash flow from financing activities	**-126.3**	**792.1**
Exchange rate movements in equity	1.7	0.7
Exchange rate movements in fixed assets	-2.7	-0.6
Change in consolidation	8.0	
	7.0	0.1
Change in cash and cash equivalents	**85.2**	**55.8**
Cash and cash equivalents at January 1	28.5	205.6
Cash and cash equivalents at June, 30	**113.7**	**261.4**

Notes to the consolidated financial statements

The interim financial statements for the second quarter of 2005

1. Principles
The business activities of MTU Aero Engines Holding AG and its subsidiary companies (hereinafter referred to as MTU Aero Engines Holding AG or the company) focus in Germany and in the rest of the world on developing, producing, maintaining, marketing, servicing, overhauling and repairing combustion engines (in particular gas turbines) and their control and monitoring equipment including accessories and replacement parts for aircraft and also for stationary applications. In addition, the company develops methods to maintain, overhaul and repair this type of product and tools and equipment which are used in these methods.

MTU Aero Engines Erste Holding GmbH (HRB 151 251) with its registered office in Dachauer Str. 665, 80995 Munich, Germany, was transformed to become an Aktiengesellschaft (German public limited company) by way of a transformation resolution passed on May 2, 2005 within the meaning of the Umwandlungsgesetz (German Corporate Transformation Act) via a change of legal form. This transformation was entered in the commercial register on May 19, 2005 under number HRB 157 206. Also by way of a shareholders' resolution passed on May 2, 2005, the share capital of MTU Aero Engines Erste Holding GmbH was increased by € 37.8 million according to the rules for a capital increase from company funds from € 2.2 million to € 40.0 million prior to the change of legal form. For this purpose, an amount of € 37.8 million was withdrawn from the share premium and transformed to become ordinary share capital. No new shares were issued. The capital increase took effect when it was entered in the commercial register on May 19, 2005.

In the general meeting on May 30, 2005, a resolution was passed to increase the company's share capital against capital contributions by € 15.0 million from € 40.0 million to € 55.0 million by issuing 15.0 million new no-par value bearer shares. The new shares, which carry dividend rights from the start of the current fiscal year, were issued with a nominal amount of € 1.00. The capital increase took effect when it was entered in the commercial register on June 3, 2005. The purpose of the capital increase was to place the shares as part of the company's initial public offering.

Conditional capital
Conditional capital of € 19,250 million was also created by way of a resolution of the General Meeting on May 30, 2005. This conditional capital is to be used to grant shares to the holders of convertible bonds or bonds with warrants.

Authorized capital
According to a resolution by the General Meeting on May 30, 2005, the Managing Board is authorized, subject to approval by the Supervisory Board, to increase the share capital on or before May 29, 2010 against cash contributions on one or several occasions by a total of up to € 5.5 million, whereby it is possible to exclude shareholders' subscription rights (Authorized capital I).

In addition, according to a resolution by the General Meeting on May 30, 2005, the Managing Board is authorized, subject to approval by the Supervisory Board, to increase the share capital on or before May 29, 2010 against cash and/or non-cash contributions on one or several occasions by a total of up to € 19,250 million, whereby it is possible to exclude shareholders' subscription rights (Authorized capital II).

The new shares of the company were issued on June 6, 2005 on the Frankfurt Stock Exchange, Amtlicher Markt, using bookbuilding and with a subscription period from May 25 to June 3, 2005. After the subscription offers had been received within the bookbuilding window at prices of between € 19.00 and € 22.00 per share, the issue price was set at € 21.00 per share. Initial listing on the first day of trading was at € 21.89. With a placement volume of 31 million shares plus a greenshoe of 4.65 million shares, this thus resulted in a placement volume of € 748.65 million. Of these proceeds, a total of € 296.0 million accrued to MTU Aero Engines Holding AG after the deduction of costs from the capital increase of 15 million shares. This sum was mostly used to repay debts. The remaining proceeds from the issue accrued to the company's former main shareholder, Blade Lux Holding Two S.a.r.l., Luxembourg.

As part of the IPO, the group established a share-based remuneration program (matching stock program "MSP") for its managers.

The consolidated financial statements of MTU Aero Engines Holding GmbH as of December 31, 2004 have been prepared in line with International Financial Reporting Standards (IFRS) and the interpretations. The consolidated interim financial statements ("interim financial statements" of MTU Aero Engines Holding AG as of June 30, 2005 have been prepared based on International Accounting Standard (IAS 34) "Interim Financial Reporting", and mostly uses the same accounting methods as in the consolidated financial statements for fiscal year 2004. Any necessary adjustments resulting from new or revised standards are discussed under note 3. All of the binding interpretations from the International Financial Reporting Interpretations Committee (IFRIC) have been applied. In addition, this interim report is in line with German Accounting Standard no. 6 (DRS 6) - Interim financial statements - by the Deutsche Rechungslegungsstandards Committee e.V. (DRSC). The interim financial statements are not audited.



Notes to the consolidated financial statements

For further information on the accounting and valuation methods applied, please refer to the consolidated financial statements of MTU Aero Engines Erste Holding GmbH as of December 31, 2004. The consolidated financial statements have been prepared in euros. All amounts are stated in millions of euro (€ million or EUR million) if not otherwise stated.

2. Group of consolidated companies
The consolidated financial statements for the second quarter of 2005 includes MTU Aero Engines Holding AG with 6 German and 3 foreign subsidiaries. ATENA Engineering GmbH is no longer consolidated as of June 30, 2005, as it was sold on this date. MTU Aero Engines Zweite Holding GmbH, Munich, and MTU Aero Engines Dritte Holding GmbH, Munich, have been merged to form MTU Aero Engines Holding AG, Munich.

3. New accounting standards
The following standards, which have been revised as part of the IASB's improvement projects, were applied for the first time from 2005:

- IAS 1
  (Presentation of Financial Statements)
- IAS 8
  (Accounting Policies, Changes in Accounting Estimates and Errors)
- IAS 16
  (Property, Plant and Equipment)
- IAS 24
  (Related Party Disclosures)

In addition, IASB issued new or reworked and amended standards in 2004. These are, in particular:

- IFRS 2
  (Share-based Payments)
- IFRS 5
  (Non-current Assets Held for Sale and Discontinued Operations)

The impact of the application of the new standards on the interim financial statements of MTU Aero Engines Holding AG for the second quarter of 2005 was not material.



Notes to the consolidated financial statements

Notes to the income statement

6. Cost of sales

€ million	June 30, 2005 H1 2005	June 30, 2004 H1 2004	2. Quarter Q2 2005	2. Quarter Q2 2004
Cost of materials	-632.8	-508.7	-323.6	-263.2
Personnel expenses	-191.8	-177.9	-98.3	-94.0
Depreciation and amortization	-63.7	-61.0	-31.8	-30.6
Other cost of sales	-20.0	-17.2	-9.2	-4.0
	-908.3	-764.8	-462.9	-391.8

7. Research and development costs

€ million	June 30, 2005 H1 2005	June 30, 2004 H1 2004	2. Quarter Q2 2005	2. Quarter Q2 2004
Costs of material	-5.4	-33.5	-4.6	-13.7
Personnel expenses	-24.4	-46.2	-12.6	-22.8
Depreciation and amortization	-1.2	-1.3	-0.8	-0.6
Expenses	-31.0	-81.0	-18.0	-37.1
Consumption of R&D provisions	16.5	49.1	8.3	24.5
	-14.5	-31.9	-9.7	-12.6

The Research- and development costs comprise per June 30, 2005 €16.5 million consumption of R&D provisions (previous year € 49.1 million)

8. Selling costs

€ million	June 30, 2005 H1 2005	June 30, 2004 H1 2004	2. Quarter Q2 2005	2. Quarter Q2 2004
Costs of material	-4.5	-4.5	-2.1	-1.9
Personnel expenses	-23.5	-24.4	-12.4	-12.1
Depreciation and amortization	-1.1	-0.2	-0.5	-0.1
Other selling costs	-4.0	-6.6	-1.1	-3.4
	-33.1	-35.7	-16.1	-17.5

The selling costs comprise mainly expenses for marketing, advertising and sales personnel as well as write-downs in relation to trade accounts receivable.

9. General administrative costs

€ million	June 30, 2005 H1 2005	June 30, 2004 H1 2004	2. Quarter Q2 2005	2. Quarter Q2 2004
Costs of material	-1.4	-0.4	-0.7	-0.4
Personnel expenses	-16.2	-12.8	-6.0	-6.4
Depreciation and amortization	-0.8	-0.3	-0.4	-0.2
Other administrative costs	-6.1	-53.9	-3.5	-12.4
	-24.5	-67.4	-10.6	-19.4

Notes to the consolidated financial statements

11. Financial result

€ million	June 30, 2005 H1 2005	June 30, 2004 H1 2004	2. Quarter Q2 2005	2. Quarter Q2 2004
Income from non-consolidated subsidiaries	0.2	0.0	0.2	0.0
Net interest income				
interest income	15.0	9.6	10.6	2.7
Interest expenses*)	-34,9	-39.0	-21.8	-16.7
Other financial result	-19,9	-28.5	-6.9	0.7
	-39.6	-57.9	-17.9	-13.3

*) Q2 2005: including expenses for interest swaps of the High Yield Bond.

12. Income taxes

€ million	June 30, 2005 H1 2005	June 30, 2004 H1 2004	2. Quarter Q2 2005	2. Quarter Q2 2004
Current tax expenses	-10.6	-13.2	-4.8	-13.2
Deferred tax expenses	5.5	34.5	2.9	5.5
	-5.1	21.3	-1.9	-7.7

13. Earnings per share

	June 30, 2005 H1 2005	June 30, 2004 H1 2004*)	2. Quarter Q2 2005*)	2. Quarter Q2 2004*)
Net profit/loss (-) in € million	6.7	-34.5	1.7	10.1
Number of shares (in '000)	55,000	55,000	55,000	55,000
Earning per share in Euro	0.12	-0.63	0.03	0.18

*) "As if" presentation

Notes to the balance sheet

14. Intangible assets

Intangible assets is used to disclose capitalized programs, technologies independent of specific programs, acquired customer relationships, usufructuary rights and licenses as well as goodwill. The capitalized programs total € 374.9 million (December 31, 2004: € 376.9 million). Amortization for intangible assets totaled € 15.6 million (Q2 2005: € 7.8 million).

Goodwill is distributed over cash generating units for impairment tests.

The required impairment test was conducted on June 30, 2005 based on the cash generating units. There are no reasons to suspect impairment.

15. Property, plant and equipment

During the first six months, € 28.2 million was invested in property, plant and equipment (H1 2004: € 22.6 million). During the same period, depreciation totaled € 51.2 million (H1 2004: € 50.4 million).

16. Financial assets

ATENA Engineering GmbH, Munich with its subsidiary ATENA INDIA PRIVATE LIMITED, Bangalore, India, was sold as of June 30, 2005 by way of a share purchase and transfer agreement dated May 17, 2005.

Notes to the consolidated financial statements

17. Other assets

€ million	June 30, 2005 current due in less than one year	non-current due after more than one year	Total	Dec. 31, 2004 current due in less than one year	non-current due after more than one year	Total
Receivables again related companies						
Associates	44.9		**44.9**	46.0		46.0
Joint Ventures	2.3		**2.3**	9.8		9.8
Tax refund claims						
Income taxes	1.1		**1.1**	41.3		41.3
Other taxes	3.3		**3.3**	11.9		11.9
Accounts due from employees	4.7		**4.7**	1.1		1.1
Accounts from suppliers	22.0		**22.0**	13.6		13.6
Market values of derivatives						
Currency futures (Forex)				77.1	34.8	111.9
Interest rate swaps					5.2	5.2
Other assets	13.9	0.8	**14.7**	2.9	0.4	3.3
	92.2	**0.8**	**93.0**	203.7	40.4	244.1

19. Inventories

€ million	June 30, 2005	Dec. 31, 2004
Raw materials and supplies	**190.3**	196.3
Work in process	**275.1**	249.8
Advance payments	**2.0**	2.0
	467.4	448.1

20. Receivables

€ million	June 30, 2005 current due in less than one year	non-current due after more than one year	Total	Dec. 31, 2004 current due in less than one year	non-current due after more than one year	Total
Trade receivables	288.7		**288.7**	304.9		304.9
Receivables from Constructions- and Maintenance Contracts (POC)	127.3		**127.3**	89.7		89.7
	416.0	**0.0**	**416.0**	394.6	0.0	394.6

22. Equity

Capital reserves
A total of € 300.0 million accrued to MTU Aero Engines Holding AG from the proceeds from the listing on the Frankfurt Stock Exchange resulting from the capital increase of 15.0 million shares after deduction of the face value of € 1 per share (see "Principles"). Transaction costs associated with the IPO have been deducted from equity less the associated income tax benefits.

In implementing its economic objectives the group has set up a program for its managers to participate in its share capital as part of a matching stock program, which authorizes the subscription of "phantom stocks". On the date of subscription to the MSP, participants must have an existing employment relationship with MTU Aero Engines Holding AG or a German company in the MTU group.

The MSP runs for 8 years. The fair value of the work performed by the employees as consideration for options being granted (phantom stocks) is carried as an expense on a pro-rata basis. The total expense which is to be recorded over the period to the options' maturity (strike date) is calculated from the fair value of the options granted. Non-market oriented exercise thresholds are taken into account in the assumptions for the number of options which for which it is expected that these could be exercised. On the balance sheet date, the company reviews the estimate of the number of options through to the end of the respective exercise period for an allocated tranche for which it is likely that these could be exercised. The impact of any changes to original estimates that may have to be taken into account are taken into account in the income statement and via a corresponding adjustment to equity for the remaining period until they become non-forfeitable. No more changes to valuation are made after the strike date (date on which the options become non-forfeitable).

Each MSP share acquired from the program authorizes the holder to subscribe for six phantom stocks per tranche. There are a total of five tranches as part of the MSP. As a rule, MSP shares are not subject to any restraints on disposal. MSP shares authorize the holder to participate in dividends and subscription rights.

The exercise threshold has been reached if the strike price of the allocated options (phantom stocks) corresponds to the average, non-weighted closing price of the shares in XETRA trading over the last 60 stock market days on the Frankfurt Stock Exchange (FSE) prior to the phantom stocks being exercised, and is above the average non-weighted closing price of the shares in XETRA trading over the last 60 stock market days prior to the allocation of the options plus a basic premium of 10%. Options are linked to the employee working form the company.

The strike price (gross MSP profit) is subject to tax and social insurance contributions. The net MSP profit is used to buy shares of MTU Aero Engines Holding AG. The holders may freely dispose of the shares after a two year period has expired after the acquisition of the shares of MTU Aero Engines Holding AG.

In total, 72,671 shares were subscribed as part of the matching stock program. This means that on June 30, 2005 after taking into account fluctuations of 4% p.a., 1,854,774 options (phantom stocks) could be exercised.

The five tranches to be allocated annually in a 5-year period from June 6, 2005 have the following expiration dates at the end of the period under review for the following quantities of options which can be exercised:

Strike date (expiration date)	Number of exercisable options
June 6, 2007	401,842
June 6, 2008	385,768
June 6, 2009	370,337
June 6, 2010	355,524
June 6, 2011	341,303
Total	**1,854,774**

The fair value of the options granted during the period calculated using the Black-Scholes model totaled € 0.1 million. The key parameters for this model are the closing share price on the date of initial listing of € 21.11, an assumed average share price performance of 6.5% and the annual term-dependent risk-free interest rate of between 2.1% for the first year to 3.4% for the fifth year. Volatility, measured using the standard deviation of the expected share price returns, is derived from historic and implicit volatilities of the "peer group companies" and was applied at a median of 20%.

Accumulated other equity
Total earnings includes the differences from currency translation not recognized in income for the financial statements of foreign subsidiaries and the impact of the valuation of financial instruments not recognized in income.

24. Other provisions

Other provisions mostly relate to Human Resources and social commitments, to threatened losses from the maintenance, repair and overhaul business (MRO) and warranties.

Notes to the consolidated financial statements

25. Financial liabilities

€ million	current: due within one year June 30, 2005	Dec. 31, 2004	non-current: due between one and five years June 30, 2005	Dec. 31, 2004	due after more than five years June 30, 2005	Dec. 31, 2004	Total June 30, 2005	Total Dec. 31, 2004
Bonds								
HY Bond					275.0	275.0	**275.0**	275.0
Interest liabilities	5.7	5.7					**5.7**	5.7
Liabilities to banks								
Senior Facility Agreement		174.2						174.2
Liabilities to related companies								
Subsidiaries	0.3						**0.3**	
Associates								
Joint Ventures								
Others*)	0.2	63.5		98.9			**0.2**	162.4
Other financial liabilities								
Vendor Loan Note						185.5	**0.0**	185.5
Others	1.7	1.9	35.1	29.3	29.9	32.5	**66.7**	63.7
	7.9	245.3	**35.1**	128.2	**304.9**	493.0	**347.9**	866.5

*) Prior Year, due within one year: Forex U.K. Ltd.
Prior Year, due between one and five years: Forex U.K. Ltd. and Blade Lux Holding Two. S.a.r.l., Luxembourg

In addition to financial liabilities, the company has been granted an additional overdraft limit of € 250 million from March 1, 2005. This was taken up in the amount of € 12.3 million via availment and bank guarantees in favor of third parties for the company's liabilities and via US dollar sale transactions.

26. Other liabilities

in Mio. -Euro	current: due within one year June 30, 2005	Dec. 31, 2004	non-current: due between one and five years June 30, 2005	Dec. 31, 2004	due after more than five years June 30, 2005	Dec. 31, 2004	Total June 30, 2005	Total Dec. 31, 2004
Advance payments received	373.4	267.9	42.9	42.9			**416.3**	310.8
Liabilities to related companies								
Subsidiaries	5.8	5.7					**5.8**	5.7
Associates								
Joint Ventures	0.2						**0.2**	
Others*)	55.0	56.7					**55.0**	56.7
Other taxes	11.8	14.9					**11.8**	14.9
Social security	13.6	10.8					**13.6**	10.8
Employees	41.9	44.7	8.3	7.7			**50.2**	52.4
Others	36.4	10.1	10.5	5.4	2.4	2.2	**49.3**	17.7
	538.1	410.8	**61.7**	56.0	**2.4**	2.2	**602.2**	469.0

*) essentially IAE International Aero Engines AG, Switzerland

Notes to the consolidated financial statements

27. Deferred tax liabilities

June 30, 2005 € million	due more than one year	Total
Deferred taxes	347.9	347.9
Tax liabilities	**347.9**	**347.9**

December 31, 2004 € million	due more than one year	Total
Deferred taxes	367.7	367.7
Tax liabilities	**367.7**	**367.7**


A318

32. Segment and business unit data H1 2005 and Q2 2005

Primary business segment	Commercial and military engine business		Commercial MRO		Consolidation		Total	
€ million	January 1, 2005 to June 30, 2005	2. Quarter 2005	January 1, 2005 to June 30, 2005	2. Quarter 2005	June 30, 2005	2. Quarter 2005	January 1, to June 30, 2005	2. Quarter 2005
Revenues	**677.4**	**339.0**	**348.3**	**177.0**			**1,025.7**	**516.0**
commercial	474.6	236.8	348.3	177.0			822.9	413.8
military	202.8	102.2	0.0	0.0			202.8	102.2
Revenues with others segments	**5.4**	**1.8**	**2.9**	**1.6**	**-8.3**	**-3.4**	**0.0**	**0.0**
commercial	5.4	1.8	2.9	1.6	-8.3	-3.4	0.0	0.0
military	0.0	0.0	0.0	0.0			0.0	0.0
Total revenues	**682.8**	**340.8**	**351.2**	**178.6**	**-8.3**	**-3.4**	**1,025.7**	**516.0**
commercial	480.0	238.6	351.2	178.6	-8.3	-3.4	822.9	413.8
military	202.8	102.2	0.0	0.0			202.8	102.2
Earnings before interest and tax (EBIT)	**39.2**	**16.0**	**13.5**	**7.4**	-1.8	-2.4	**50.9**	**21.0**
Financial result	**-32.6**	**-14.2**	**-0.5**	**-0.2**	-6.5	-3.5	**-39.6**	**-17.9**
Share of loss of Joint Ventures accounted for using the equity method	**0.0**	**0.0**	**0.5**	**0.5**			**0.5**	**0.5**
Internal allocation	-2.1	-1.0	2.1	1.0			0.0	0.0
Earnings before tax	**4.5**	**0.8**	**15.6**	**8.7**	-8.3	-5.9	**11.8**	**3.6**
Return on sales %	**0.7**	**0.2**	**4.4**	**4.9**			**1.2**	**0.7**

Notes to the consolidated financial statements

33. Segment and business unit data H1 2004 and Q2 2004

Primary business segment	Commercial and military engine business		Commercial MRO		Consolidation		Total	
€ million	January 1, 2004 to June 30, 2004	2. Quarter 2004	January 1, 2004 to June 30, 2004	2. Quarter 2004	June 30, 2004	2. Quarter 2004	January 1, 2004 to June 30, 2004	2. Quarter 2004
Revenues	**635.1**	**336.5**	**265.7**	**134.3**			**900.8**	**470.8**
commercial	421.9	221.3	265.7	134.3			687.6	355.6
military	213.2	115.2	0.0	0.0			213.2	115.2
Revenues with others segments	**9.7**	**4.1**	**2.5**	**1.3**	**-12.2**	**-5.4**	**0.0**	**0.0**
commercial	9.7	4.1	2.5	1.3	-12.2	-5.4	0.0	0.0
military	0.0	0.0	0.0	0.0			0.0	0.0
Total revenues	**644.8**	**340.6**	**268.2**	**135.6**	**-12.2**	**-5.4**	**900.8**	**470.8**
commercial	431.6	225.4	268.2	135.6	-12.2	-5.4	687.6	355.6
military	213.2	115.2	0.0	0.0			213.2	115.2
Earnings before interest and tax (EBIT)	**8.1**	**29.9**	**-4.7**	**1.0**	-0.5	0.2	**2.9**	**31.1**
Financial result	**-43.4**	**-4.3**	**-2.4**	**-1.3**	-12.1	-7.7	**-57.9**	**-13.3**
Share of loss of Joint Ventures accounted for using the equity method	**0.0**	**0.0**	**-0.8**	**0.0**			**-0.8**	**0.0**
Internal allocation	-2.4	-1.2	2.4	1.2			0.0	0.0
Earnings before tax	**-37.7**	**24.4**	**-5.5**	**0.9**	-12.6	-7.5	**-55.8**	**17.8**
Return on sales %	**-5.8**	**7.2**	**-2.1**	**0.7**			**-6.2**	**3.8**



Financial Calendar

Financial Calendar

Interim report as of September 30, 2005	Nov. 8, 2005
Analysts/investors conference	Fall 2005
Annual Report 2005	Spring 2006
Annual General Meeting	Spring 2006

Contacts
Investor Relations
Tel. +49 89 1489-8313
Tel. +49 89 1489-3911
Fax +49 89 1489-99354
E-Mail Inka.Koljonen@muc.mtu.de
Claudia.Peukert@muc.mtu.de

MTU Aero Engines Holding AG in the Internet

- You can find further information on MTU Aero Engines Holding AG in the Internet at: **www.mtu.de**
- You can go directly to the Investor Relations section at **http://www.mtu.de/de/investorrelations/index.html.**
- Information on the MTU group's products is available at: **www.mtu.de/de/programme/index.html**

MTU Aero Engines Holding AG
Dachauer Straße 665
80995 Munich • Germany
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

GER 07/05/MUC/00000/DE/E

25

Ad-hoc-Meldung nach §15 WpHG

RECEIVED
2005 AUG 24 P 9:0?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MTU Aero Engines Holding AG: Großauftrag für die MTU Maintenance Hannover

Ad-hoc-Mitteilung übermittelt durch die DGAP.

Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

München, 28. Juni 2005. Die MTU Maintenance Hannover, eine Tochtergesellschaft der MTU Aero Engines Holding AG, hat von JetBlue Airways einen Auftrag zur Instandsetzung von bis zu 360 Triebwerken des Typs V2500 der Fluglinie erhalten. Der über zehn Jahre abgeschlossene Vertrag hat einen Wert von rund 750 Mio. Euro.

Ansprechpartner für Investoren und Analysten:
Inka Koljonen
Leiterin Investor Relations
Tel +49 (0)89 14 89-83 13
Fax +49 (0)89 14 89-95 062
mailto:inka.koljonen@muc.mtu.de

Ansprechpartner für die Medien:
Michael Hauger
Leiter Unternehmenskommunikation
Tel. +49 (0)89 14 89-91 13
Fax + 49 (0)89 14 89-9 60 66
mailto:michael.hauger@muc.mtu.de

MTU Aero Engines Holding AG
Dachauer Str. 665
80995 München

ISIN: DE000A0D9PT0

WKN: A0D9PT

Notiert: Amtlicher Markt Frankfurter Wertpapierbörse (Prime Standard)

Ende der Ad-hoc-Mitteilung

Informationen und Erläuterungen des Emittenten zu dieser Ad-Hoc-Mitteilung:

Diese Information stellt weder ein Angebot zum Verkauf noch eine Aufforderung zum Kauf von Wertpapieren der MTU Aero Engines Holding AG dar. Ein Angebot von Aktien erfolgt ausschließlich durch und auf der Basis des veröffentlichten unvollständigen Verkaufsprospektes vom 23. Mai 2005 (der "Prospekt"). Eine Anlageentscheidung hinsichtlich der öffentlich angebotenen Aktien der MTU Aero Engines Holding AG sollte nur auf der Grundlage des Prospekts erfolgen, der als Download über die Internet-Seite der Gesellschaft www.mtu.de/aktie, bei den Konsortialbanken (UBS Limited, c/o UBS Investment Bank AG, Stephanstr. 14-16, 60313 Frankfurt am Main, Fax-Nr. (069) 1369-8631; Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Fax-Nr. (069) 910-38587 und Goldman, Sachs & Co. OHG, MesseTurm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Fax-Nr. (069) 7532-2800 sowie bei der Zulassungsstelle der Frankfurter Wertpapierbörse (Deutsche Börse AG, Abteilung Listing, Neue Börsenstr. 1, 60487 Frankfurt am Main, Fax-Nr. (069) 211-13991) kostenlos erhältlich ist.

Diese Information bzw. die in ihr enthaltenen Angaben sind nicht zur Weitergabe in die Vereinigten Staaten von Amerika (die "USA") bzw. innerhalb der USA bestimmt.

Diese Information ist kein Angebot zum Kauf von Wertpapieren in den USA. Wertpapiere dürfen in den USA nur mit vorheriger Registrierung unter den Vorschriften des U.S. Securities Act von 1933 in derzeit gültiger Fassung oder ohne vorherige Registrierung nur aufgrund einer Ausnahmeregelung verkauft oder zum Kauf angeboten werden. Ein öffentliches Angebot von Wertpapieren in den USA würde mittels eines Prospektes durchgeführt, der bei der MTU Aero Engines Holding AG erhältlich wäre und der detaillierte Informationen über das Unternehmen und das Management sowie Jahresabschlüsse enthalten würde.

Diese Information ist nur an Personen gerichtet, (I) die außerhalb des Vereinigten Königreichs sind oder (II) die Branchenerfahrung mit Investitionen im Sinne von Artikel 19 (5) der U.K. Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (in ihrer jetzigen Fassung)(die "Order") haben oder (III) die von Artikel 49 (2) (a) bis (d) der Order ("high net worth companies, unincorporated associations etc.") erfasst sind (alle solche Personen im folgenden "Relevante Personen" genannt). Jede Person, die keine Relevante Person ist, darf nicht aufgrund dieser Pressemitteilung oder ihres Inhaltes tätig werden oder auf diese vertrauen. Jede Investition oder Investitionstätigkeit, auf die sich diese Pressemitteilung bezieht, steht nur Relevanten Personen zur Verfügung und wird nur mit Relevanten Personen unternommen.

Ende der Meldung

Ad-hoc-Meldung nach §15 WpHG

MTU Aero Engines Holding AG: Greenshoe-Option ausgeübt

Ad-hoc-Mitteilung übermittelt durch die DGAP.

Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

München, 10. Juni 2005. UBS Limited hat heute für Rechnung der Konsortialbanken die ihr im Rahmen des Börsengangs eingeräumte Greenshoe-Option vollständig ausgeübt. Das Emissionsvolumen erhöht sich damit um 4.650.000 Aktien auf insgesamt 35,65 Millionen Aktien. Die durch Ausübung der Greenshoe-Option erworbenen und an die Investoren gelieferten Aktien stammen aus dem Eigentum des bisherigen Mehrheitsaktionärs der MTU Aero Engine Holding AG, Blade Lux Holding Two S.à r.l., deren Beteiligungsquote sich damit auf rund 29,3% reduziert. Die insgesamt im Rahmen des Börsengangs angebotenen Aktien belaufen sich nunmehr auf rund 64,8% des Grundkapitals der MTU Aero Engines Holding AG.

Ansprechpartner für Investoren und Analysten:

Inka Koljonen
Leiterin Investor Relations
Tel +49 (0)89 14 89-8313
Fax +49 (0)89 14 89-95 062
mailto:inka.koljonen@muc.mtu.de

Ansprechpartner für die Medien:

Michael Hauger
Leiter Unternehmenskommunikation
Tel. +49 (0)89 14 89-91 13
Fax + 49 (0)89 14 89-9 60 66
mailto:michael.hauger@muc.mtu.de

MTU Aero Engines Holding AG
Dachauer Str. 665
80995 München

ISIN: DE000A0D9PT0

WKN: A0D9PT

Notiert: Amtlicher Markt Frankfurter Wertpapierbörse

(Prime Standard)

Ende der Ad-hoc-Mitteilung

Informationen und Erläuterungen des Emittenten zu dieser Ad-Hoc-Mitteilung:

Diese Information stellt weder ein Angebot zum Verkauf noch eine Aufforderung zum Kauf von Wertpapieren der MTU Aero Engines Holding AG dar. Die Wertpapiere wurden bereits angeboten und verkauft.

Diese Information bzw. die in ihr enthaltenen Angaben sind nicht zur Weitergabe in die Vereinigten Staaten von Amerika (die "USA") bzw. innerhalb der USA bestimmt.

Diese Information ist kein Angebot zum Kauf von Wertpapieren in den USA. Wertpapiere dürfen in den USA nur mit vorheriger Registrierung unter den Vorschriften des U.S. Securities Act von 1933 in derzeit gültiger Fassung oder ohne vorherige Registrierung nur aufgrund einer Ausnahmeregelung verkauft oder zum Kauf angeboten werden. Ein öffentliches Angebot von Wertpapieren in den USA würde mittels eines Prospektes durchgeführt, der bei der MTU Aero Engines Holding AG erhältlich wäre und der detaillierte Informationen über das Unternehmen und das Management sowie Jahresabschlüsse enthalten würde.

Diese Information ist nur an Personen gerichtet, (I) die außerhalb des Vereinigten Königreichs sind oder (II) die Branchenerfahrung mit Investitionen im Sinne von Artikel 19 (5) der U.K. Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (in ihrer jetzigen Fassung)(die "Order") haben oder (III) die von Artikel 49 (2) (a) bis (d) der Order ("high net worth companies, unincorporated associations etc.") erfasst sind (alle solche Personen im folgenden "Relevante Personen" genannt). Jede Person, die keine Relevante Person ist, darf nicht aufgrund dieser Pressemitteilung oder ihres Inhaltes tätig werden oder auf diese vertrauen. Jede Investition oder Investitionstätigkeit, auf die sich diese Pressemitteilung bezieht, steht nur Relevanten Personen zur Verfügung und wird nur mit Relevanten Personen unternommen.

Ende der Meldung

Ad-hoc-Meldung nach §15 WpHG

MTU Aero Engines Holding AG: Emissionspreis und Platzierungsvolumen festgelegt

Ad-hoc-Mitteilung übermittelt durch die DGAP.

Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

München, 3. Juni 2005. Der Emissionspreis für die Aktien der MTU Aero Engines Holding AG wurde auf EUR 21 je Aktie festgelegt. Die Preisspanne lag bei EUR 19 bis EUR 22. Das Platzierungsvolumen beträgt nach vollständiger Ausübung der Mehrzuteilung 35,65 Mio. Aktien. Rund 83 % der angebotenen Aktien wurden bei institutionellen Anlegern platziert, rund 17 % bei Privatanlegern. Dem Unternehmen fließt aus der Kapitalerhöhung ein Netto-Emissionserlös von rund EUR 304 Mio. zu. Weitere Details zur Emission und zur Zuteilung gibt die MTU Aero Engines Holding AG am Sonntag, 5. Juni 2005, bekannt.

Ansprechpartner für Investoren und Analysten:

Inka Koljonen
Leiterin Investor Relations
Tel +49 (0)89 14 89-8313
Fax +49 (0)89 14 89-95 062
mailto:inka.koljonen@muc.mtu.de

Ansprechpartner für die Medien:

Michael Hauger
Leiter Unternehmenskommunikation
Tel. +49 (0)89 14 89-91 13
Fax + 49 (0)89 14 89-9 60 66
mailto:michael.hauger@muc.mtu.de

MTU Aero Engines Holding AG
Dachauer Str. 665
80995 München

ISIN: DE000A0D9PT0

WKN: A0D9PT

Notiert: Amtlicher Markt Frankfurter Wertpapierbörse (Prime Standard)

Ende der Ad-hoc-Mitteilung

Informationen und Erläuterungen des Emittenten zu dieser Ad-Hoc-Mitteilung:

Diese Information stellt weder ein Angebot zum Verkauf noch eine Aufforderung zum Kauf von Wertpapieren der MTU Aero Engines Holding AG dar. Ein Angebot von Aktien erfolgt ausschließlich durch und auf der Basis des veröffentlichten unvollständigen Verkaufsprospektes vom 23. Mai 2005 (der "Prospekt"). Eine Anlageentscheidung hinsichtlich der öffentlich angebotenen Aktien der MTU Aero Engines Holding AG sollte nur auf der Grundlage des Prospekts erfolgen, der als Download über die Internet-Seite der Gesellschaft www.mtu.de/aktie, bei den Konsortialbanken (UBS Limited, c/o UBS Investment Bank AG, Stephanstr. 14-16, 60313 Frankfurt am Main, Fax-Nr. (069) 1369-8631; Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Fax-Nr. (069) 910-38587 und Goldman, Sachs & Co. OHG, MesseTurm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Fax-Nr. (069) 7532-2800 sowie bei der Zulassungsstelle der Frankfurter Wertpapierbörse (Deutsche Börse AG, Abteilung Listing, Neue Börsenstr. 1, 60487 Frankfurt am Main, Fax-Nr. (069) 211-13991) kostenlos erhältlich ist.

Diese Information bzw. die in ihr enthaltenen Angaben sind nicht zur Weitergabe in die Vereinigten Staaten von Amerika (die "USA") bzw. innerhalb der USA bestimmt.

Diese Information ist kein Angebot zum Kauf von Wertpapieren in den USA. Wertpapiere dürfen in den USA nur mit vorheriger Registrierung unter den Vorschriften des U.S. Securities Act von 1933 in derzeit gültiger Fassung oder ohne vorherige Registrierung nur aufgrund einer Ausnahmeregelung verkauft oder zum Kauf angeboten werden. Ein öffentliches Angebot von Wertpapieren in den USA würde mittels eines Prospektes durchgeführt, der bei der MTU Aero Engines Holding AG erhältlich wäre und der detaillierte Informationen über das Unternehmen und das Management sowie Jahresabschlüsse enthalten würde.

Diese Information ist nur an Personen gerichtet, (I) die außerhalb des Vereinigten Königreichs sind oder (II) die Branchenerfahrung mit Investitionen im Sinne von Artikel 19 (5) der U.K. Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (in ihrer jetzigen Fassung)(die "Order") haben oder (III) die von Artikel 49 (2) (a) bis (d) der Order ("high net worth companies, unincorporated associations etc.") erfasst sind (alle solche Personen im folgenden "Relevante Personen" genannt). Jede Person, die keine Relevante Person ist, darf nicht aufgrund dieser Pressemitteilung oder ihres Inhaltes tätig werden oder auf diese vertrauen. Jede Investition oder

Investitionstätigkeit, auf die sich diese Pressemitteilung bezieht, steht nur Relevanten Personen zur Verfügung und wird nur mit Relevanten Personen unternommen.

Ende der Meldung

RECEIVED
2005 JUL 21 P 4:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Ad-hoc-Meldung nach §15 WpHG

Börsengang

MTU Aero Engines Holding AG: Festsetzung der Preisspanne

Ad-hoc-Mitteilung übermittelt durch die DGAP.

Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

München, den 24. Mai 2005. Die Preisspanne, innerhalb derer Kaufangebote für die gemäß dem unvollständigen Verkaufsprospekt vom 23. Mai 2005 angebotenen Aktien der MTU Aero Engines Holding AG abgegeben werden können, wurde auf EUR 19 bis EUR 22 pro Aktie festgelegt. Im übrigen ergeben sich die Angebotsbedingungen aus dem heute veröffentlichten unvollständigen Verkaufsprospekt.

Ansprechpartner für die Medien:

Michael Hauger
Leiter Unternehmenskommunikation
Tel. +49 (0)89 14 89-91 13
Fax + 49 (0)89 14 89-9 60 66
mailto:michael.hauger@muc.mtu.de

Ansprechpartner für Investoren und Analysten:
Inka Koljonen
Leiterin Investor Relations
Tel +49 (0)89 14 89-8313
Fax +49 (0)89 14 89-95 062
mailto:inka.koljonen@muc.mtu.de

MTU Aero Engines Holding AG
Dachauer Str. 665
80995 München

ISIN: DE000A0D9PT0

WKN: A0D9PT

Notiert: Zulassung beantragt: Amtlicher Markt Frankfurter Wertpapierbörse

(Prime Standard)

Ende der Ad-hoc-Mitteilung

Informationen und Erläuterungen des Emittenten zu dieser Ad-Hoc-Mitteilung:

Diese Information stellt weder ein Angebot zum Verkauf noch eine Aufforderung zum Kauf von Wertpapieren der MTU Aero Engines Holding AG dar. Ein Angebot von Aktien erfolgt ausschließlich durch und auf der Basis des veröffentlichten unvollständigen Verkaufsprospektes vom 23. Mai 2005 (der "Prospekt"). Eine Anlageentscheidung hinsichtlich der öffentlich angebotenen Aktien der MTU Aero Engines Holding AG sollte nur auf der Grundlage des Prospekts erfolgen, der als Download über die Internet-Seite der Gesellschaft www.mtu.de/aktie, bei den Konsortialbanken (UBS Limited, c/o UBS Investment Bank AG, Stephanstr. 14-16, 60313 Frankfurt am Main, Fax-Nr. (069) 1369-8631; Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Fax-Nr. (069) 910-38587 und Goldman, Sachs & Co. OHG, MesseTurm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Fax-Nr. (069) 7532-2800 sowie bei der Zulassungsstelle der Frankfurter Wertpapierbörse (Deutsche Börse AG, Abteilung Listing, Neue Börsenstr. 1, 60487 Frankfurt am Main, Fax-Nr. (069) 211-13991) kostenlos erhältlich ist.

Diese Information bzw. die in ihr enthaltenen Angaben sind nicht zur Weitergabe in die Vereinigten Staaten von Amerika (die "USA") bzw. innerhalb der USA bestimmt.

Diese Information ist kein Angebot zum Kauf von Wertpapieren in den USA. Wertpapiere dürfen in den USA nur mit vorheriger Registrierung unter den Vorschriften des U.S. Securities Act von 1933 in derzeit gültiger Fassung oder ohne vorherige Registrierung nur aufgrund einer Ausnahmeregelung verkauft oder zum Kauf angeboten werden. Ein öffentliches Angebot von Wertpapieren in den USA würde mittels eines Prospektes durchgeführt, der bei der MTU Aero Engines Holding AG erhältlich wäre und der detaillierte Informationen über das Unternehmen und das Management sowie Jahresabschlüsse enthalten würde.

Diese Information ist nur an Personen gerichtet, (I) die außerhalb des Vereinigten Königreichs sind oder (II) die Branchenerfahrung mit Investitionen im Sinne von Artikel 19 (5) der U.K. Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (in ihrer jetzigen Fassung)(die "Order") haben oder (III) die von Artikel 49 (2) (a) bis (d) der Order ("high net worth companies, unincorporated associations etc.") erfasst sind (alle solche Personen im folgenden "Relevante Personen" genannt). Jede Person, die keine Relevante Person ist, darf nicht aufgrund dieser Pressemitteilung oder ihres Inhaltes tätig werden oder auf diese vertrauen. Jede Investition oder Investitionstätigkeit, auf die sich diese Pressemitteilung bezieht, steht nur Relevanten Personen zur Verfügung und wird nur mit Relevanten Personen unternommen.

Ende der Meldung

elektronischer

Bundesanzeiger

Die auf den folgenden Seiten gedruckte Bekanntmachung entspricht der Veröffentlichung im Elektronische

Veröffentlichungsmedium:	Internet
Internet-Adresse:	www.ebundesanzeiger.de
Veröffentlichungsdatum:	09. Juni 2005
Rubrik:	Aktiengesellschaften
Art der Bekanntmachung:	Beteiligungsbekanntmachung
Veröffentlichungspflichtiger:	MTU Aero Engines Holding AG, München
Fondsname:	
ISIN:	
Auftragsnummer:	050612000041
Verlagsadresse:	Bundesanzeiger Verlagsges. mbH, Amsterdamer Straße 192, 50735 Köln

© Copyright by Bundesanzeiger Verlagsges. mbH. Alle Rechte vorbehalten.

elektronischer
Bundesanzeiger

MTU Aero Engines Holding AG

München

Bekanntmachung nach § 20 Abs. 6 AktG

Die Firmen KKR Europe Limited, Grand Cayman, Cayman Islands, KKR Associates Europe, Limited Partnership, Calgary, Alberta, Canada, KKR European Fund, Limited Partnership, Calgary, Alberta, Canada, KKR 1996 Overseas, Limited, Grand Cayman, Cayman Islands, KKR Partners (International), Limited Partnership, Calgary, Alberta, Canada, KKR Millennium Limited, Grand Cayman, Cayman Islands, KKR Associates Millennium (Overseas), Limited Partnership, Calgary, Alberta, Canada, KKR Millennium Fund (Overseas), Limited Partnership, Calgary, Alberta, Canada, und Blade Lux Holding One S.à. r. l., Luxemburg, Großherzogtum Luxemburg haben uns mit Schreiben vom 27. Mai 2005 mitgeteilt, dass ihnen kraft Zurechnung nach §§ 20 Abs.1 Satz 2, 16 Abs. 4 AktG gemäß § 20 Abs. 1 und 3 AktG jeweils mehr als der vierten Teil der Aktien unserer Gesellschaft und gemäß § 20 Abs. 4 AktG jeweils eine Mehrheitsbeteiligung im Sinne von § 16 Abs. 1 AktG an unserer Gesellschaft gehören. Die Firma Blade Lux Holding Two S.à. r.l., Luxemburg, Großherzogtum Luxemburg hat uns mit gleichem Schreiben vom 27. Mai 2005 mitgeteilt, dass ihr gemäß § 20 Abs. 1 und 3 AktG jeweils mehr als der vierten Teil der Aktien unserer Gesellschaft und gemäß § 20 Abs. 4 AktG jeweils eine Mehrheitsbeteiligung im Sinne von § 16 Abs. 1 AktG an unserer Gesellschaft unmittelbar gehört.

München, im Juni 2005

Der Vorstand

Für MTU Aero Engines Holding AG veröffentlicht am 09. Juni 2005.
Auftragsnummer: 050612000041
© Copyright by Bundesanzeiger Verlagsges. mbH. Alle Rechte vorbehalten.

30

MTU Aero Engines

Fax

An	BaFin	Von	Ulrich Passow
CC	0228 - 4108 200	Abt	AR
		Tel	(089) 1489 3804
		Fax	(089) 1489 5814
		E-mail	Ulrich.Passow@muc.mtu.de
		Ref	
		Datum	20. Juni 2005
		Seite	1 / 1

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

anbei erhalten Sie die Kopie eines Auszuges aus der Börsen-Zeitung vom 17.06.2005 betreffend die Anzeige der MTU Aero Engines Holding AG über die Beteiligungshöhe der Blade Management Beteiligungs GmbH & Co. KG.

Mit freundlichen Grüßen

Anlage

MTU Aero Engines GmbH
Dachauer Straße 665
80995 München
Tel +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Zulassungsantrag

Die DEPFA ACS BANK, Dublin, Irland, und die Morgan Stanley Bank Aktiengesellschaft, Frankfurt am Main, haben beantragt, zum amtlichen Markt unter Anerkennung des von der Wertpapierbörse zu Irland gebilligten Prospektes

US$ 1.250.000.000,00
4,25 % Asset Covered Securities due August 16, 2010
– ISIN DE000A0D24M9 –
der
DEPFA ACS BANK, Dublin, Irland,

zuzulassen.

Frankfurt am Main, 16.06.2005 — **Frankfurter Wertpapierbörse** Zulassungsstelle

Sal. Oppenheim

NACHTRÄGE VON ANGEBOTSBEDINGUNGEN

Turbo-Endlos-Scheine auf den

DAX®
Dow Jones EURO STOXX 50 (Preis-Index)SM
TecDAX®

Die gemäß § 10 Wertpapier-Verkaufsprospektgesetz erstellten Nachträge Nr. 68 bis Nr. 70 vom 16. Juni 2005 werden zusammen mit dem unvollständigen Verkaufsprospekt vom 18. März 2004 bei Sal. Oppenheim jr. & Cie. KGaA, Retail Derivative Products, Untermainanlage 1, 60329 Frankfurt am Main, zur kostenlosen Ausgabe bereitgehalten.

Frankfurt am Main, Juni 2005 — Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien

Zulassungsantrag

Die burgbad Aktiengesellschaft, Schmallenberg, und die WestLB AG, Düsseldorf und Münster, haben beantragt, zum Geregelten Markt unter Billigung eines Unternehmensberichtes

Stück 1.800.000
(Euro 5.400.000,00)
auf den Inhaber lautende Stammaktien
in Form von nennwertlosen Stückaktien
– mit einem rechnerischen Anteil am Grundkapital von je Euro 3,00 –
mit Gewinnanteilberechtigung ab dem 01. Januar 2005
– ISIN DE0005302107 –
der
burgbad Aktiengesellschaft, Schmallenberg,

zuzulassen.

Frankfurt am Main, 16.06.2005 — **Frankfurter Wertpapierbörse** Zulassungsstelle

Sal. Oppenheim

AUFSTOCKUNG VON PROTECT-BONUS-AKTIEN-ZERTIFIKATEN

Gemäß § 9 Absatz 1 der Zertifikatsbedingungen erhöht die Emittentin, Sal. Oppenheim jr. & Cie. KGaA, mit sofortiger Wirkung die PROTECT-Bonus-Aktien-Zertifikate (ISIN-Code: DE 000 192 871 1) auf die Namensaktie der Deutsche Lufthansa AG von 2.500.000 Stück um 300.000 Stück auf 2.800.000 Stück.

Der gemäß § 11 Wertpapier-Verkaufsprospektgesetz erstellte Nachtrag vom 16. Juni 2005 sowie der Nachtrag Nr. 15 vom 4. September 2003 werden zusammen mit dem unvollständigen Verkaufsprospekt vom 28. April 2003 bei Sal. Oppenheim jr. & Cie. KGaA, Retail Derivative Products, Untermainanlage 1, 60329 Frankfurt am Main, zur kostenlosen Ausgabe bereitgehalten.

Frankfurt am Main, Juni 2005 — Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien

FJH AG

Wertpapierkenn-Nummer 513 010
ISIN DE0005130108

Angebot zum Bezug von 10,00 % Wandelschuldverschreibungen 2005/10
Wertpapierkenn-Nummer A0E ZCC
ISIN DE000A0EZCC9
ausschließlich an die Aktionäre der FJH AG

Die ordentliche Hauptversammlung vom 24. Juni 2004 der FJH AG hat u. a. folgenden Beschluss gefasst: Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats bis zum 23. Juni 2009 einmalig oder mehrmals auf den Inhaber und/oder auf den Namen lautende Wandel- und/oder Optionsschuldverschreibungen im Gesamtnennbetrag von bis zu EUR 160.000.000,– mit einer Laufzeit von bis zu 15 Jahren zu begeben und den Inhabern von diesen Wandelschuldverschreibungen Wandlungsrechte und den Inhabern bzw. Gläubigern von diesen Optionsschuldverschreibungen Optionsrechte auf bis zu insgesamt 3.930.000 neue auf den Inhaber lautende Stückaktien der Gesellschaft nach näherer Maßgabe der Wandel- bzw. Optionsanleihebedingungen zu gewähren. Den Aktionären steht grundsätzlich ein Bezugsrecht zu. Die Wandel- und/oder Optionsschuldverschreibungen können auch von einem Kreditinstitut mit der Verpflichtung übernommen werden, sie den Aktionären zum Bezug anzubieten. Der Vorstand wurde ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auf die Wandel- und/oder Optionsschuldverschreibungen für Spitzenbeträge, die sich aufgrund des Bezugsverhältnisses ergeben, auszuschließen. Zur Sicherung der Wandlungsrechte aus einer zu begebenden Wandel- und/oder Optionsschuldverschreibung ist das Grundkapital um bis zu EUR 3.930.000,– durch Ausgabe von bis zu 3.930.000 neuen, auf den [illegible]

giromäßige Übertragung der Bezugsrechtsausweise (Globalgewinnanteilschein) auf das bei der Baader Service Bank GmbH geführte Depot der Baader Wertpapierhandelsbank AG. Für je 1 Be[illegible]gsrecht kann 1 Teilwandelschuldverschreibung zum Entgelt von E[illegible] 1,– je Teilwandelschuldverschreibung bezogen werden. Für je eine Aktie stehen dem Aktionär 0,956 Bezugsrechte zu.

Maßgeblich für die Berechnung der Anzahl der den Aktionären jeweils zustehenden Bezugsrechte ist deren jeweiliger Bestand an Aktien mit Ablauf des 17. Juni 2005. Zu diesem Zeitpunkt werden die Bezugsrechte (WKN A0E PVC bzw. ISIN DE000A0EPVC0) von den Aktienbeständen im Umfang des bestehenden Bezugsrechts abgetrennt. **Ein börslicher Bezugsrechtshandel für die Bezugsrechte findet nicht statt und ein Ausgleich von Bezugsrechten unter den Altaktionären wird nicht von der Abwicklungsstelle Baader Service Bank GmbH vermittelt.** Als Bezugsrechtsnachweis für die Teilwandelschuldverschreibungen gelten die Bezugsrechte. Nicht ausgeübte Bezugsrechte werden nach Ablauf der Bezugsfrist wertlos ausgebucht. Ab dem 20. Juni 2005 werden die alten Aktien „ex-Bezugsrecht" notiert.

Bezugsanmeldungen erfolgen ausschließlich an die Baader Service [illegible]

MTU Aero Engines

MTU Aero Engines Holding AG

Veröffentlichung nach § 25 Abs. 1 WpHG

Die Firma Blade Management Beteiligungs GmbH & Co. KG, München, Deutschland, hat uns nach §§ 21 Abs. 1a WpHG mitgeteilt, dass ihr Stimmrechtsanteil an unserer Gesellschaft am 03. Juni 2005 (Tag der erstmaligen Zulassung zum Börsenhandel) die Schwelle von 5 % überschritten hat und nun 5,92 % beträgt.

MTU Aero Engines Holding AG, München

Sal. Oppenheim

NACHTRAG VON ANGEBOTSBEDINGUNGEN

PROTECT-Aktien-Discount-Zertifikate auf die Aktien der

ABN AMRO HOLDING N.V.
AEGON N.V.
Alcatel S.A.
Allianz AG
Altana AG
BASF AG
DaimlerChrysler AG
Deutsche Lufthansa AG
E.ON AG
Infineon Technologies AG
ING Groep N.V.
Münchener Rückversicherungs-Gesellschaft AG
Thyssen Krupp AG
Volkswagen AG

Der gemäß § 10 Wertpapier-Verkaufsprospektgesetz erstellte Nachtrag Nr. 90 vom 16. Juni 2005 wird zusammen mit dem unvollständigen Verkaufsprospekt vom 27. Januar 2004 bei Sal. Oppenheim jr. & Cie. KGaA, Retail Derivative Products, Untermainanlage 1, 60329 Frankfurt am Main, zur kostenlosen Ausgabe bereitgehalten.

Frankfurt am Main, Juni 2005 — Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien

Nachtrag von Angebotsbedingungen

vom 16. Juni 2005

gemäß § 10 Wertpapier-Verkaufsprospektgesetz zum unvollständigen Verkaufsprospekt vom 22. Januar 1999 für nachfolgend bezeichnete Optionsscheine der UBS AG, Niederlassung London, bezogen auf den

USD/JPY-Wechselkurs

16 Serien von jeweils 5 000 000 Call-Optionsscheinen (ISIN CH0021855199, CH0021855231, CH0021855264, CH0021855280, CH0021855298, CH0021855306, CH0021855322, CH0021855330, CH0021855348, CH0021855389, CH0021855397, CH0021855405, CH0021855413, CH0021855421, CH0021855447, CH0021855462) sowie

16 Serien von jeweils 5 000 000 Put-Optionsscheinen (ISIN CH0021854523, CH0021854846, CH0021854887, CH0021854895, CH0021854911, CH0021854945, CH0021854978, CH0021854994, CH0021855017, CH0021855058, CH0021855066, CH0021855082, CH0021855108, CH0021855116, CH0021855124, CH0021855165)

Der gemäß dem Wertpapier-Verkaufsprospektgesetz vervollständigte Verkaufsprospekt vom 16. Juni 2005 wird ab dem 17. Juni 2005 bei der UBS Deutschland AG, Stephanstraße 14-16, 60313 Frankfurt am Main, zur kostenlosen Ausgabe bereitgehalten und auf der Internet-Seite www.ubs.com/keyinvest veröffentlicht.

Frankfurt am Main, den 17. Juni 2005

RECEIVED
2005 AUG 24
OFFICE OF ... CORPORATE ...



English | E-Servi

Directors' Dealings

Durch das am 30.10.2004 in Kraft getretene Anlegerschutzverbesserungsgesetz (AnsVG) wurde der §15a des Wertpapierhandelsgesetzes (WpHG) neu gefasst und deutlich erweitert. Entsprechend der Neuregelung ist jeder durch eine Person mit Führungsaufgaben bei der MTU Aero Engines Holding AG getätigte Kauf oder Verkauf von Aktien der MTU Aero Engines Holding AG durch die Gesellschaft zu veröffentlichen, wenn der Gesamtwert der Transaktion(en) 5.000 EUR bis zum Ende des Kalenderjahres erreicht. Die Meldung hierzu hat innerhalb von 5 Werktagen zu erfolgen. Zudem ist eine Meldung innerhalb dieser Frist an die Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) zu senden. Die Meldepflicht bezieht sich über die Person mit Führungsaufgaben hinaus auch auf mit dieser Person in enger Beziehung stehenden Personen (Ehepartner oder eingetragene Lebenspartner, unterhaltspflichtige Kinder und andere Verwandte, wenn diese seit mindestens 12 Monaten in deren Haushalt leben sowie juristische Personen, soweit diese von einer der oben genannten Personen kontrolliert werden).

Weitere Informationen finden Sie auf der Homepage der Bundesanstalt für Finanzdienstleistungsaufsicht BaFin: www.bafin.de

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Datum des Geschäfts-abschlusses	Ort	Vorname und Nachname	Grund der Meldepflicht	Emittent	ISIN	Finanz-instrument	Art des Geschäftes	Preis	Anzahl der Aktien	Gesamtvolumen
03.06.2005	Ausserbörslich	Johannes Huth als Partner der Firma KKR Partners (International) Limited Partnership	Hr. Huth ist Vorsitzender des Aufsichtsrates der MTU Aero Engines Holding AG.	MTU Aero Engines Holding AG Dachauer Str. 665 80995 München	DE000A0D9PT0	Stückaktie	Kauf	€21,00	23.810	€500.010
		Johannes Huth als	Hr. Huth ist							

37

22.06.2005	Ausserbörslich	Partner der Firma KKR Partners (International) Limited Partnership	Vorsitzender des Aufsichtsrates der MTU Aero Engines Holding AG	MTU Aero Engines Holding AG Dachauer Str. 665 80995 München	DE000A0D9PT0	Stückaktie	Kauf	€21,00	6.000	€126.000
03.06.2005	Ausserbörslich	Reinhard Gorenflos als Partner der Firma KKR Partners (International) Limited Partnership	Hr. Gorenflos ist Mitglied im Aufsichtsrat der MTU Aero Engines Holding AG.	MTU Aero Engines Holding AG Dachauer Str. 665 80995 München	DE000A0D9PT0	Stückaktie	Kauf	€21,00	9.524	€200.004
06.06.2005	Ausserbörslich	Udo Stark	Hr. Stark (CEO) ist Vorsitzender des Vorstands der MTU Aero Engines Holding AG.	MTU Aero Engines Holding AG Dachauer Str. 665 80995 München	DE000A0D9PT0	Stückaktie	Kauf	€14,58/ €16,80/ €21,00	21/ 95/ 9.523	€201.885,18
06.06.2005	Ausserbörslich	Reiner Winkler	Hr. Winkler (CFO) ist Vorstandsmitglied der MTU Aero Engines Holding AG. Er ist für das Ressort Finanzen/Personal und IT zuständig.	MTU Aero Engines Holding AG Dachauer Str. 665 80995 München	DE000A0D9PT0	Stückaktie	Kauf	€14,58/ €16,80/ €21,00	21/ 95/ 5.952	€126.894,18
06.06.2005	Ausserbörslich	Dr. Michael Süss	Hr. Dr. Süss (COO) ist Vorstandsmitglied der MTU Aero Engines Holding AG. Er ist für das Ressort Technik verantwortlich.	MTU Aero Engines Holding AG Dachauer Str. 665 80995 München	DE000A0D9PT0	Stückaktie	Kauf	€14,58/ €16,80/ €21,00	21/ 95/ 5.952	€126.894,18
06.06.2005	Ausserbörslich	Bernd Kessler	Hr. Kessler ist Vorstandsmitglied der MTU Aero Engines Holding AG. Er ist für das Geschäftsfeld Zivile Instandhaltung verantwortlich.	MTU Aero Engines Holding AG Dachauer Str. 665 80995 München	DE000A0D9PT0	Stückaktie	Kauf	€14,58/ €16,80/ €21,0	21/ 95/ 8571	€181.893,18
06.06.2005	Ausserbörslich	Michael Keller	Hr. Keller ist Mitglied im Aufsichtsrat der MTU Aero Engines Holding AG	MTU Aero Engines Holding AG Dachauer Str. 665 80995 München	DE000A0D9PT0	Stückaktie	Kauf	€14,58/ €16,80/ €21,00	21/ 95/ 1190	€26.892,18
			Hr. Dr. Steffens ist							

07.06.2005	Frankfurt a.M.	Dr. Klaus Steffens	Mitglied im Aufsichtsrat der MTU Aero Engines Holding AG	MTU Aero Engines Holding AG Dachauer Str. 665 80995 München	DE000A0D9PT0	Stückaktie	Kauf	€ 21,51	1000	€ 21.510,0

Impressum - rechtliche Hinweise, Datenschutz

UBS Limited **Deutsche Bank AG** **Goldman, Sachs & Co. oHG**

Per Fax vorab / Per Funkboten

Deutsche Börse AG
- Abteilung Listing -
Rossittener Straße 1 – 7

60487 Frankfurt am Main

Frankfurt, 2. Mai 2005

MTU Aero Engines Holding AG, München
Antrag auf Billigung eines Unvollständigen Verkaufsprospekts sowie auf Zulassung des gesamten Grundkapitals

Sehr geehrte Damen und Herren,

die UBS Limited, die Deutsche Bank Aktiengesellschaft und die Goldman, Sachs & Co. oHG (zusammen die „Joint Bookrunners") stellen, zugleich auch im Namen und mit Vollmacht der MTU Aero Engines Holding AG, gemäß § 6 VerkProspG den Antrag auf Billigung eines Unvollständigen Verkaufsprospekts

für

bis zu [•] auf den Namen lautende Stammaktien ohne Nennbetrag (Stückaktien)
aus der voraussichtlich am 1. Juni 2005 von der außerordentlichen Hauptversammlung zu beschließenden Kapitalerhöhung gegen Bareinlagen

und für

bis zu [•] auf den Namen lautende Stammaktien ohne Nennbetrag (Stückaktien)
aus dem Eigentum der abgebenden Aktionärin

sowie für

bis zu [•] auf den Namen lautende Stammaktien ohne Nennbetrag (Stückaktien)
aus dem Eigentum der abgebenden Aktionärin im Hinblick auf eine eventuelle Mehrzuteilung,

jeweils mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 je Stückaktie und mit voller Gewinnanteilberechtigung ab dem 1. Januar 2005,

lieferbar in Miteigentumsanteilen an einer oder mehreren Globalurkunden, die bei der Clearstream Banking AG, Frankfurt am Main, hinterlegt werden,

- International Securities Identification Number [•] -

der

MTU Aero Engines Holding AG
München.

Die oben genannten Aktien sollen im Rahmen eines öffentlichen Angebots in der Bundesrepublik Deutschland sowie im Rahmen einer Privatplatzierung außerhalb der Bundesrepublik Deutschland durch die Konsortialbanken unter Führung der Joint Bookrunners in der Zeit vom 25. Mai 2005 bis zum 3. Juni 2005 angeboten werden.

In den Vereinigten Staaten von Amerika werden die Aktien ausschließlich an qualifizierte institutionelle Anleger („Qualified Institutional Buyers") im Rahmen einer Platzierung gemäß Rule 144 A des United States Securities Act von 1933 in der derzeit gültigen Fassung angeboten.

Wir bitten Sie, über diesen Antrag auf Billigung bis zum 23. Mai 2005 zu entscheiden und uns über diese Entscheidung eine Bescheinigung auszustellen.

Die Gesellschaft ist für das Geschäftsjahr 2004 gemäß § 292 a Abs. 1 S. 1 HGB von der Aufstellung eines Konzernabschlusses nach HGB befreit und stellt nur einen Konzernabschluss nach IFRS auf. Für die Geschäftsjahre 2003 und 2002 hat die Gesellschaft auf freiwilliger Basis Konzernabschlüsse nach HGB aufgestellt. Zu den Einzelheiten der aufgestellten Abschlüsse verweisen wir auf unsere Voranfrage vom 1. April 2005 sowie auf das ergänzende Schreiben vom 4. April 2005. Wir beantragen, gemäß § 22 Abs. 1 S. 2 BörsZulV auf die Aufnahme der HGB-Jahresabschlüsse für die Geschäftsjahre 2003 und 2002 in den Prospekt zu verzichten, da diese gegenüber den HGB-Konzernabschlüssen der Gesellschaft für die selben Geschäftsjahre keine wesentlichen zusätzlichen Aussagen enthalten. Eine entsprechende Erklärung der Gesellschaft werden wir unverzüglich nachreichen.

Wir beantragen ferner gemäß § 30 BörsG die Zulassung von

[•] auf den Namen lautenden Stammaktien (Stückaktien)
(gesamtes Grundkapital),

mit einem auf die einzelne Aktie entfallenden anteiligen Betrag des Grundkapitals von EUR 1,00 und mit voller Gewinnanteilberechtigung ab dem 1. Januar 2005,

- International Securities Identification Number [•] -

zum amtlichen Markt sowie zum Teilbereich des amtlichen Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse.

Die Gesellschaft wurde als Unternehmen am 15. Juli 2003 gegründet. Wir beantragen deshalb gem. § 3 Abs. 2 BörsZulV die Zulassung von Aktien eines Emittenten, der weniger als drei Jahre als Unternehmen bestanden und Jahresabschlüsse veröffentlicht hat. Die Tochtergesellschaft der Emittentin, die das operative Geschäft betreibt, besteht seit mehr als drei Jahren, so dass Finanzzahlen für die letzten drei Geschäftsjahre im Prospekt gezeigt werden. Interessen des Publikums dürften deshalb einer Zulassung nicht entgegenstehen.

Für die Durchführung des Prospektbilligungs- und Zulassungsverfahrens ist folgender Zeitplan vorgesehen:

23. Mai 2005	Billigung des Unvollständigen Verkaufsprospekts
24. Mai 2005	Veröffentlichung der Hinweisbekanntmachung
25. Mai – 3. Juni 2005	Beginn des öffentlichen Angebots
3. Juni 2005	Zulassungsbeschluss der Frankfurter Wertpapierbörse
3. Juni 2005	Festsetzung des Platzierungspreises und Veröffentlichung über elektronische Medien wie Reuters und Bloomberg
4. Juni 2005	Veröffentlichung der Hinweisbekanntmachung
6. Juni 2005	Aufnahme der Notierung
6. Juni 2005	Veröffentlichung des Platzierungspreises in der Frankfurter Allgemeine Zeitung

Die Veröffentlichungen im Rahmen des Börsenzulassungsverfahrens sollen in der Frankfurter Allgemeine Zeitung sowie im Bundesanzeiger erfolgen. Wir bitten Sie, den Zulassungsantrag nicht vor dem 13. Mai 2005 zu veröffentlichen.

Zur Einleitung des Billigungsverfahrens überreichen wir Ihnen anbei folgende Unterlagen:

1. zwei Exemplare des Prospekts in der Fassung vom heutigen Tage (20 weitere nicht unterschriebene Exemplare werden zu gegebener Zeit nachgereicht);

2. einen beglaubigten Auszug aus dem Handelsregister in der aktuellen Fassung;

3. eine Kopie des Beschlusses vom 2. Mai 2005 über die Kapitalerhöhung aus Gesellschaftsmitteln;

4. eine Kopie der Verzichtserklärung zur Umwandlung vom 2. Mai 2005;

5. eine Kopie des Umwandlungsbeschlusses vom 2. Mai 2005;

6. die am 2. Mai 2005 beschlossene Satzung der Gesellschaft;

7. eine Erklärung über die Vereinbarung von Veräußerungsverboten;

8. eine Vollmacht der Gesellschaft, die Billigung des Verkaufsprospekts sowie die Zulassung der Aktien auch in ihrem Namen beantragen zu dürfen;

9. die HGB-Konzernabschlüsse der MTU Aero Engines GmbH für die Geschäftsjahre 2003 und 2002;

10. die HGB-Jahresabschlüsse der MTU Aero Engines Erste Holding GmbH (künftig: MTU Aero Engines Holding AG) für das Geschäftsjahr 2004 und das Rumpfgeschäftsjahr 2003;

11. die HGB-Jahresabschlüsse der MTU Aero Engines GmbH für die Geschäftsjahre 2003 und 2002;

12. einen Nachweis über die Veröffentlichung des gesetzlichen Jahresabschlusses für das Geschäftsjahr 2003.

Die übrigen erforderlichen Unterlagen werden wir baldmöglichst nachreichen.

Ansprechpartner für das Prospektbilligungs- und Zulassungsverfahren sind:

Bettina Sieveking
Deutsche Bank AG
Taunusanlage 12
60325 Frankfurt
Tel.: 069-910 33298
Fax: 069-910 38587

Holger Meyer
UBS Investment Bank AG
Stephanstr. 14 – 16
60313 Frankfurt
Tel.: 069-1369 8680
Fax: 069-1369 8631

Laura Holleman
Goldman, Sachs & Co. oHG
Peterborough Court
133 Fleet Street
GB - London, EC4A 2BB
Tel: 0044-20 7774 4794
Fax: 0044 20 7774 4477

Mit freundlichen Grüßen

UBS Limited

Deutsche Bank
Aktiengesellschaft

Goldman, Sachs & Co. oHG

Anlagen

onischer
ndesanzeiger

MTU Aero Engines

MTU Aero Engines Holding AG

München

Hinweisbekanntmachung

Bereithaltung des Börsenzulassungsprospekts

vom 3. Juni 2005

für die Zulassung zum amtlichen Markt mit gleichzeitiger Zulassung zum Teilbereich des amtlichen Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse der

55.000.000 auf den Namen lautenden Stammaktien ohne Nennbetrag (Stückaktien)
(gesamtes Grundkapital)

mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 je Stückaktie und mit voller Gewinnanteilberechtigung ab dem 1. Januar 2005

International Securities Identification Number (ISIN) DE000AOD9PT0
Wertpapier-Kenn-Nummer (WKN): AOD9PT
Common Code 021997102

der

MTU Aero Engines Holding AG
München

Der Börsenzulassungsprospekt vom 3. Juni 2005 wird bei der UBS Limited c/o UBS Investment Bank AG, Stephanstraße 14 - 16, 60313 Frankfurt am Main, Fax-Nr. (069) 1369-8631, bei der Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Fax-Nr. (069) 910-38587, bei der Goldman, Sachs & Co. oHG, MesseTurm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Fax-Nr. (069) 7532-2800 sowie bei den übrigen nachstehenden Konsortialbanken, bei der Deutsche Börse AG, Abteilung Listing, Neue Börsenstraße 1, 60487 Frankfurt am Main, Fax-Nr. (069) 211-13991, sowie bei der MTU Aero Engines Holding AG, Dachauer Str. 665, 80995 München, Fax-Nr. (089) 1489-95062, zur kostenlosen Ausgabe bereitgehalten. Ferner ist der Börsenzulassungsprospekt vom 3. Juni 2005 elektronisch über die Internetseiten der Gesellschaft (www.mtu.de/aktie) sowie der Deutsche Börse AG (www.deutsche-boerse.com) abrufbar.

Frankfurt am Main, Köln, London, München und Paris, im Juni 2005

UBS Limited | **Deutsche Bank** Aktiengesellschaft | **Goldman, Sachs & Co. oHG**

Für MTU Aero Engines Holding AG veröffentlicht am 07. Juni 2005.
Auftragsnummer: 050612000219
© Copyright by Bundesanzeiger Verlagsges. mbH. Alle Rechte vorbehalten.

Bekanntmachungstext im Elektronischen Bundesanzeiger - Bekanntmachungstext

JPMorgan Cazenove Limited

Commerzbank
Aktiengesellschaft

Bayerische Hypo- und Vereinsbank
AG

BNP Paribas Arbitrage SNC

Sal. Oppenheim jr. & Cie.
Kommanditgesellschaft auf Aktien

Bekanntmachungstext im Elektronischen Bundesanzeiger - Bekanntmachungstext in www.ebundesanzeiger.de

© Copyright by Bundesanzeiger Verlagsges. mbH. Alle Rechte vorbehalten.

ktronischer
undesanzeiger

Bekanntmachungstext im Elektronischen Bundesanzeiger – Bekanntmachungstext in www.ebundesanzeiger.de

MTU Aero Engines

MTU Aero Engines Holding AG

München

Verkaufsangebot

und zugleich

**Bekanntmachung über die Bereithaltung des Nachtrags Nr. 1
zum Unvollständigen Verkaufsprospekt vom 23. Mai 2005**

für

bis zu 15.000.000 auf den Namen lautende Stammaktien ohne Nennbetrag (Stückaktien)
aus der voraussichtlich am 30. Mai 2005 von der außerordentlichen Hauptversammlung zu beschließenden Kapitalerhöhung gegen Bareinlagen

und für

bis zu 16.000.000 auf den Namen lautende Stammaktien ohne Nennbetrag (Stückaktien)
aus dem Eigentum der Blade Lux Holding Two S.à r.l., Luxemburg,
(die „abgebende Aktionärin'')

sowie für

bis zu 4.650.000 auf den Namen lautende Stammaktien ohne Nennbetrag (Stückaktien)
aus dem Eigentum der abgebenden Aktionärin im Hinblick auf eine eventuelle Mehrzuteilung,

jeweils mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 je Stückaktie
und mit voller Gewinnanteilberechtigung ab dem 1. Januar 2005,

– International Securities Identification Number (ISIN) DE000A0D9PT0 –
– Wertpapier-Kenn-Nummer (WKN) A0D 9PT –
– Common Code 021997102 –

Dieses Verkaufsangebot umfasst bis zu 35.650.000 auf den Namen lautende Stammaktien ohne Nennbetrag (Stückaktien) mit einem anteiligen Betrag am Grundkapital von EUR 1,00 je Stückaktie. Die Hauptversammlung der MTU Aero Engines Holding AG wird voraussichtlich am 30. Mai 2005 beschließen, das Grundkapital der Gesellschaft um EUR 15.000.000,00 durch Ausgabe von 15.000.000 auf den Namen lautenden Stückaktien gegen Bareinlagen zu erhöhen. Darüber hinaus umfasst dieses Verkaufsangebot bis zu 16.000.000 auf den Namen lautende Stückaktien aus dem Eigentum der abgebenden Aktionärin sowie bis zu 4.650.000 auf den Namen lautende Stückaktien aus dem Eigentum der abgebenden Aktionärin im Hinblick auf eine etwaige Mehrzuteilung. Alle angebotenen Aktien sind ab dem 1. Januar 2005 voll gewinnanteilberechtigt.

Unter der Führung von UBS Limited, Deutsche Bank Aktiengesellschaft und Goldman, Sachs & Co. oHG als Joint Bookrunners werden die neuen Aktien aus der Kapitalerhöhung sowie die Aktien aus dem Bestand der abgebenden Aktionärin von den

Für MTU Aero Engines Holding AG veröffentlicht am 30. Mai 2005.
Auftragsnummer: 050512001360
© Copyright by Bundesanzeiger Verlagsges. mbH. Alle Rechte vorbehalten.

Bekanntmachungstext im Elektronischen Bundesanzeiger – Bekanntmachungstext in www.ebundesanzeiger.de

nachfolgend aufgeführten Banken im Rahmen (i) eines öffentlichen Angebots in der Bundesrepublik Deutschland und (ii) einer Privatplatzierung außerhalb der Bundesrepublik Deutschland angeboten. In den Vereinigten Staaten von Amerika erfolgt eine Platzierung an qualifizierte institutionelle Anleger („Qualified Institutional Buyers") gemäß Rule 144A des United States Securities Act von 1933 in der derzeit gültigen Fassung (mit Ausnahme der bevorrechtigten Zuteilung an Gesellschafter, Mitglieder der Geschäftsführung und Mitarbeiter von Kohlberg Kravis Roberts & Co. L.P. und assoziierten Gesellschaften und Personen, im Rahmen derer die Aktien gemäß einer anderen Ausnahme von den Registrierungserfordernissen des Securities Act privat platziert werden).

Interessierte Anleger haben (vorbehaltlich einer Verkürzung der Angebotsfrist wie nachstehend beschrieben) die Möglichkeit, in der Zeit

vom 25. Mai bis zum 3. Juni 2005
(12.00 Uhr MESZ für Privatanleger und 14.00 Uhr MESZ für institutionelle Investoren)

Kaufangebote bei den Niederlassungen der nachstehend aufgeführten Banken abzugeben:

UBS Limited	**Deutsche Bank Aktiengesellschaft**	**Goldman, Sachs & Co. OHG**
Cazenove AG	**Commerzbank Aktiengesellschaft**	**Bayerische Hypo- und Vereinsbank AG**
BNP Paribas		**Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien**

Die Preisspanne, innerhalb derer Kaufangebote abgegeben werden können, beträgt

EUR 19,00 bis EUR 22,00

je auf den Namen lautende Stammaktie ohne Nennbetrag (Stückaktie)

Kaufangebote können mit einem Preislimit innerhalb der Preisspanne versehen werden. Anleger können ihre Kaufaufträge bis zum Ende der vorgenannten Angebotsfrist widerrufen. Der endgültige Kaufpreis, zu dem der Erwerb der an Anleger zugeteilten Aktien einheitlich abgerechnet wird, wird auf Basis der bis zum Ende der Verkaufsfrist eingegangenen Kaufaufträge mit Hilfe des im Bookbuilding-Verfahren erstellten Orderbuchs voraussichtlich am 3. Juni 2005 festgelegt. Der Kaufpreis wird voraussichtlich am 3. Juni 2005 über elektronische Medien wie Reuters, am 6. Juni 2005 in der Frankfurter Allgemeine Zeitung sowie zu einem späteren Zeitpunkt im Bundesanzeiger veröffentlicht werden und kann nach der vorgenannten Veröffentlichung über elektronische Medien und bei den oben genannten Banken erfragt werden.

Kaufangebote werden von den oben genannten Banken freibleibend während der üblichen Schalterstunden entgegengenommen. Insbesondere für den Fall, dass das Platzierungsvolumen nicht ausreicht, um sämtliche Kaufangebote zum endgültigen Platzierungspreis zu bedienen, behalten sich die oben genannten Banken vor, Kaufangebote nicht oder nur teilweise anzunehmen. Ein Kaufvertrag über die angebotenen Aktien kommt mit der Zuteilung an den jeweiligen Anleger zustande.

Die Gesellschaft und die abgebende Aktionärin behalten sich bis zum letzten Tag der Angebotsfrist vor, nach Beratung mit den Joint Bookrunners die Angebotsfrist zu verlängern oder zu verkürzen, die Anzahl der angebotenen Aktien zu erhöhen oder zu verringern und/oder die untere und/oder obere Abgrenzung der Preisspanne abzusenken oder zu erhöhen. Sofern von dieser Möglichkeit Gebrauch gemacht wird, wird dies durch Veröffentlichung über ein elektronisches Informationssystem sowie nach Maßgabe der gesetzlichen Vorschriften in einem Börsenpflichtblatt bekannt gemacht. Eine individuelle Unterrichtung einzelner Anleger, die Zeichnungsaufträge abgegeben haben, erfolgt nicht. In diesem Fall wird ein Nachtrag zum unvollständigen Verkaufsprospekt vom 23. Mai 2005 veröffentlicht werden. Die Veränderung der Preisspanne, der Anzahl der angebotenen Aktien und/oder die Verlängerung oder Verkürzung der Angebotsfrist führt nicht zum Erlöschen bereits abgegebener Kaufangebote. Anleger, die bereits ein Angebot abgegeben haben, haben jedoch die Möglichkeit, bis zum Ende der Angebotsfrist ihre bis dahin abgegebenen Kaufangebote zu widerrufen oder abzuändern oder neue limitierte oder unlimitierte Kaufangebote abzugeben.

Die Joint Bookrunners behalten sich vor, die Durchführung des Angebots unter gewissen Bedingungen (u.a. höhere Gewalt) abzubrechen.

Der Kaufpreis für die Aktien zuzüglich der üblichen Effektenprovision ist von den Erwerbern voraussichtlich am 8. Juni 2005 zu entrichten. Die Aktien werden den Aktionären auf dem von ihnen angegebenen Wertpapierdepot bei ihrer jeweiligen Depotbank gutgeschrieben. Der Anspruch der Aktionäre auf Einzelverbriefung ihrer Anteile ist satzungsgemäß ausgeschlossen.

© Copyright by Bundesanzeiger Verlagsges. mbH. Alle Rechte vorbehalten.

Die Aktien der MTU Aero Engines Holding AG sollen zum amtlichen Markt sowie zum Teilbereich des amtlichen Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse zugelassen werden. Die Aufnahme des Handels wird voraussichtlich am 6. Juni 2005 erfolgen.

Weitere Einzelheiten der Aktienplatzierung sind dem Unvollständigen Verkaufsprospekt vom 23. Mai 2005 zu entnehmen, der von der Frankfurter Wertpapierbörse gebilligt wurde.

Der Nachtrag Nr. 1 zum Unvollständigen Verkaufsprospekt vom 23. Mai 2005 wird bei der UBS Limited c/o UBS Investment Bank AG, Stephanstraße 14 - 16, 60313 Frankfurt am Main, Fax-Nr. (069) 1369-8631, bei der Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Fax-Nr. (069) 910-38587, bei der Goldman, Sachs & Co. oHG, MesseTurm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Fax-Nr. (069) 7532-2800, sowie bei den übrigen nachstehenden Konsortialbanken, bei der Deutsche Börse AG, Abteilung Listing, Neue Börsenstraße 1, 60487 Frankfurt am Main, Fax-Nr. (069) 211-13991, sowie bei der MTU Aero Engines Holding AG, Dachauer Str. 665, 80995 München, Fax-Nr. (089) 1489-95062, zur kostenlosen Ausgabe bereitgehalten. Ferner sind der Nachtrag Nr. 1 und der Unvollständige Verkaufsprospekt vom 23. Mai 2005 elektronisch über die Internetseite der Gesellschaft (www.mtu.de/aktie) sowie der Deutsche Börse AG (www.deutsche-boerse.com) abrufbar.

London, Frankfurt am Main, München und Paris, im Mai 2005

MTU Aero Engines Holding AG

UBS Limited	**Deutsche Bank Aktiengesellschaft**	**Goldman, Sachs & Co. OHG**
JPMorgan Cazenove Limited	**Commerzbank Aktiengesellschaft**	**Bayerische Hypo- und Vereinsbank AG**
BNP Paribas Arbitrage SNC		**Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien**

Bekanntmachungstext im Elektronischen Bundesanzeiger - Bekanntmachungstext in www.ebundesanzeiger.de

© Copyright by Bundesanzeiger Verlagsges. mbH. Alle Rechte vorbehalten.

35

MTU Aero Engines

MTU Aero Engines Holding AG

München

Hinweisbekanntmachung

Bereithaltung des Unvollständigen Verkaufsprospekts vom 23. Mai 2005

für

bis zu 15.000.000 auf den Namen lautende Stammaktien
ohne Nennbetrag (Stückaktien)
aus der voraussichtlich am 30. Mai 2005 von der außerordentlichen Hauptversammlung zu beschließenden Kapitalerhöhung gegen Bareinlagen

und für

bis zu 16.000.000 auf den Namen lautende Stammaktien
ohne Nennbetrag (Stückaktien)
aus dem Eigentum der abgebenden Aktionärin

sowie für

bis zu 4.650.000 auf den Namen lautende Stammaktien
ohne Nennbetrag (Stückaktien)
aus dem Eigentum der abgebenden Aktionärin im Hinblick auf eine eventuelle Mehrzuteilung

jeweils mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 je Stückaktie und mit voller Gewinnanteilberechtigung ab dem 1. Januar 2005

International Securities Identification Number (ISIN) DE000A0D9PT0
Wertpapier-Kenn-Nummer (WKN): A0D9PT
Common Code 021997102

der

MTU Aero Engines Holding AG
München

Der Unvollständige Verkaufsprospekt vom 23. Mai 2005 ist von der Frankfurter Wertpapierbörse gebilligt worden und wird bei der UBS Limited c/o UBS Investment Bank AG, Stephanstraße 14-16, 60313 Frankfurt am Main, Fax-Nr. (069) 1369-8631, bei der Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Fax-Nr. (069) 910-38587, bei der Goldman,

Bekanntmachungstext im Elektronischen Bundesanzeiger

© Copyright by Bundesanzeiger Verlagsges. mbH. Alle Rechte vorbehalten.

Sachs & Co. oHG, MesseTurm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Fax-Nr. (069) 7532-2800, sowie bei den übrigen nachstehenden Konsortialbanken, bei der Deutsche Börse AG, Abteilung Listing, Neue Börsenstraße 1, 60487 Frankfurt am Main, Fax-Nr. (069) 211-13991, sowie bei der MTU Aero Engines Holding AG, Dachauer Str. 665, 80995 München, Fax-Nr. (089) 1489-95062, zur kostenlosen Ausgabe bereit gehalten. Ferner ist der Unvollständige Verkaufsprospekt vom 23. Mai 2005 elektronisch über die Internetseite der Gesellschaft (www.mtu.de/aktie) sowie der Deutsche Börse AG (www.deutsche-boerse.com) abrufbar.

London, Frankfurt am Main, München und Paris, im Mai 2005

UBS Limited	**Deutsche Bank** Aktiengesellschaft	**Goldman, Sachs & Co. oHG**
JPMorgan Cazenove Limited	**Commerzbank** Aktiengesellschaft	**Bayerische Hypo- und Vereinsbank AG**
BNP Paribas Arbitrage SNC		**Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien**

Bekanntmachungstext im Elektronischen Bundesanzeiger

© Copyright by Bundesanzeiger Verlagsges. mbH. Alle Rechte vorbehalten.

36

CONFIDENTIAL

RECEIVED
SEP 20 A 11:32

MTU Aero Engines Holding AG

(incorporated in Germany as a stock corporation)

31,000,000 Ordinary Shares

(ordinary registered shares, with no par value)

This is an initial public offering of 31,000,000 shares of MTU Aero Engines Holding AG through the managers specified below. The offering consists of a public offering in Germany, a private placement to qualified institutional buyers and certain other persons in the United States in reliance on Rule 144A or other exemptions from the registration requirements under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and private placements in the rest of the world in reliance on Regulation S under the Securities Act. This offering circular relates to the offering of shares to qualified institutional buyers and certain other persons in the United States in reliance on Rule 144A or other exemptions from the registration requirements under the Securities Act.

MTU Aero Engines Holding AG is offering 15,000,000 of the shares to be sold in this offering. The selling shareholder, Blade Lux Holding Two S.à r.l., a Luxembourg corporation affiliated with Kohlberg Kravis Roberts & Co. L.P., is offering 16,000,000 additional shares. MTU Aero Engines Holding AG will not receive any of the proceeds from the sale of the shares being sold by the selling shareholder.

MTU Aero Engines Holding AG intends to make shares available on a preferential basis to employees of the MTU Aero Engines group in Germany and to a limited partnership formed by Kohlberg Kravis Roberts & Co. L.P. for the benefit of its executives and employees and those of certain affiliated companies and persons. MTU Aero Engines group employees in Germany (including members of the management board) will have the opportunity to purchase a limited number of shares at a discount to the initial public offering price. See "The Offering—Preferential Allotment."

Prior to this offering, there has been no public market for the shares. The shares have been admitted to trading on the Official Market Segment (*amtlicher Markt*) of the Frankfurt Stock Exchange and to the sub-segment of the Official Market Segment with additional post-admission obligations (Prime Standard) under the symbol "MTX".

See "Risk Factors" beginning on page 26 for a discussion of certain risk factors that prospective investors should consider before buying the shares.

Offer Price: € 21.00 per Share

The shares have not been and will not be registered under the Securities Act and are being offered and sold in the United States only to qualified institutional buyers and certain other persons in reliance on Rule 144A or other exemptions from the registration requirements under the Securities Act and outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. Prospective investors are hereby notified that any seller of the shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. The shares are not transferable except in accordance with the restrictions described under "Notice to Investors."

UBS Limited, as stabilizing manager, has the option to purchase up to an additional 4,650,000 shares from Blade Lux Holding Two S.à r.l. to cover sales of shares in excess of the shares offered hereby.

The managers are severally underwriting the shares being offered. The managers expect to deliver the shares through Clearstream Banking AG, Frankfurt am Main, in book-entry form against payment on or about June 8, 2005.

Joint Global Co-ordinators and Bookrunners

UBS Investment Bank | **Deutsche Bank** | **Goldman, Sachs & Co. oHG**

Lead Managers

UBS Securities LLC | **Deutsche Bank Securities Inc.** | **Goldman, Sachs & Co.**

Co-Lead Managers

Cazenove | **Commerzbank Corporates & Markets** | **HVB Capital Markets, Inc.**

Co-Managers

BNP PARIBAS | **Sal. Oppenheim jr. & Cie. Securities Inc.**

Offering Circular dated June 3, 2005.

This offering circular is confidential and is being furnished by MTU Aero Engines Holding AG (the "Company") in connection with an offering exempt from registration under the Securities Act, solely for the purpose of enabling prospective investors to consider the purchase of the ordinary registered shares, with no par value, of the Company described herein. The information contained in this offering circular has been provided by the Company and other sources identified herein. No representation or warranty, express or implied, is made by the managers named herein as to the accuracy or completeness of such information, and nothing contained in this offering circular is, or shall be relied upon as, a promise or representation by the managers. Any reproduction or distribution of this offering circular, in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than considering an investment in the shares offered hereby is prohibited. Each offeree of the shares, by accepting delivery of this offering circular, agrees to the foregoing.

THE SHARES OFFERED HEREBY HAVE NOT BEEN RECOMMENDED BY ANY UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The distribution of this offering circular and the offer and sale of the shares in certain jurisdictions may be restricted by law. Persons into whose possession this offering circular comes are required by the Company and the managers to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering of shares in the United States in reliance on Rule 144A pursuant to the global offering and the offer and sale of the shares, see "Notice to Investors." This offering circular does not constitute an offer of, or an invitation to purchase, any of the shares in any jurisdiction in which such offer or invitation would be unlawful.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR LICENSE HAS BEEN FILED UNDER CHAPTER 421-B ("RSA 421-B") OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATION OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

NOTICE TO INVESTORS

Because of the following restrictions, investors are advised to consult legal counsel prior to making any offer, resale, pledge or other transfer of the shares.

Each purchaser of the shares offered hereby will be deemed to have represented and agreed as follows (terms used herein that are defined in Rule 144A ("Rule 144A") or Regulation S ("Regulation S") under the Securities Act are used herein as defined therein):

(1) You (A) (i) are a qualified institutional buyer, (ii) are aware that the sale of the shares to you is being made in reliance on Rule 144A and (iii) are acquiring such shares for your own account or for the account of a qualified institutional buyer, as the case may be, or (B) are purchasing the shares in an offshore transaction as such term is defined by Rule 902 under the Securities Act, in accordance with Regulation S.

(2) You understand that the shares have not been and will not be registered under the Securities Act and may not be reoffered, resold, pledged or otherwise transferred except (A) (i) to a person who you reasonably believe is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S or (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) and (B) in accordance with all applicable securities laws of the states of the United States.

AVAILABLE INFORMATION

At any time when MTU Aero Engines Holding AG is not subject to Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), or exempt from reporting pursuant to Rule 12g3-2(b) thereunder, it will furnish, upon request, to any beneficial owner of the shares offered hereby, or any prospective investor designated by any such beneficial owner, information satisfying the requirements of subsection (d)(4)(i) of Rule 144A under the Securities Act to permit compliance with Rule 144A in connection with resales of the shares for so long as any of the shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act.

FINANCIAL INFORMATION

Unless otherwise indicated, the financial information in this offering circular has been prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS differs in certain significant respects from US GAAP. In addition, this offering circular includes information on financial measures that may differ from financial information permitted to be presented in public offerings of securities registered with the U.S. Securities and Exchange Commission in the United States. Therefore, investors should read carefully the definitions of EBITDA, Adjusted EBITDA, EBIT and Adjusted EBIT that are set forth in this offering circular. A summary of certain differences between IFRS and US GAAP that may be relevant to our financial results is presented elsewhere in this offering circular. However, we have not prepared a reconciliation of our financial information to US GAAP, which may have revealed other material differences. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of certain differences between IFRS and US GAAP."

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a stock corporation organized under the laws of the Federal Republic of Germany and its assets are located primarily outside the United States. In addition, most of the members of the Company's supervisory board (*Aufsichtsrat*) and the members of its management board (*Vorstand*) are non-residents of the United States and their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon the Company or such persons or to enforce against them or the Company judgments of courts of the United States, whether or not predicated upon the civil liability provisions of the federal securities laws of the United States or other laws of the United States or any state thereof. The United States and Germany do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for payment of money rendered by a federal or state court in the United States based on civil liability, whether or not predicated solely upon U.S. federal securities laws, may not be enforceable, either in whole or in part, in Germany. In addition, awards of punitive damages in actions brought in the United States or elsewhere are unenforceable in Germany.

EXCHANGE RATE INFORMATION

A significant portion of the Company's revenues and expenses is denominated in currencies other than the euro, including U.S. dollars. For a discussion of the impact of currency exchange rate fluctuations on the Company's financial condition and results of operations, see "Risk factors—Risks related to our business—General—Because our assets, liabilities, revenues and costs are denominated in multiple currencies, we are vulnerable to exchange rate fluctuations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—Exchange rate fluctuations."

The table below shows the average noon buying rates expressed in U.S. dollars per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in the city of New York for cable transfers in foreign currencies for the three years ended December 31, 2004. The averages set forth in the table below have been computed using the noon buying rate on the last business day of each month during the periods indicated.

Year ended December 31,	Average
2002	0.9495
2003	1.1411
2004	1.2478

The following table shows the noon buying rates for U.S. dollars per euro for the six months ended May 31, 2005:

Month	High	Low
December 2004	1.3625	1.3224
January 2005	1.3476	1.2954
February 2005	1.3274	1.2773
March 2005	1.3465	1.2877
April 2005	1.3093	1.2819
May 2005	1.2936	1.2349

On June 3, 2005, the noon buying rate was $1.2227 per €1.00.

MTU Aero Engines Holding AG

(incorporated in Germany as a stock corporation)

31,000,000 Ordinary Shares

(ordinary registered shares, with no par value)

This is an initial public offering of 31,000,000 shares of MTU Aero Engines Holding AG through the managers specified below. The offering consists of a public offering in Germany, a private placement to qualified institutional buyers and certain other persons in the United States in reliance on Rule 144A or other exemptions from the registration requirements under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and private placements in the rest of the world in reliance on Regulation S under the Securities Act. This offering circular relates to the offering outside the United States in reliance on Regulation S.

MTU Aero Engines Holding AG is offering 15,000,000 of the shares to be sold in this offering. The selling shareholder, Blade Lux Holding Two S.à r.l., a Luxembourg corporation affiliated with Kohlberg Kravis Roberts & Co. L.P., is offering 16,000,000 additional shares. MTU Aero Engines Holding AG will not receive any of the proceeds from the sale of the shares being sold by the selling shareholder.

MTU Aero Engines Holding AG intends to make shares available on a preferential basis to employees of the MTU Aero Engines group in Germany and to a limited partnership formed by Kohlberg Kravis Roberts & Co. L.P. for the benefit of its executives and employees and those of certain affiliated companies and persons. MTU Aero Engines group employees in Germany (including members of the management board) will also have the opportunity to purchase a limited number of shares at a discount to the initial public offering price. See "The Offering—Preferential Allotment."

Prior to this offering, there has been no public market for the shares. The shares have been admitted to trading on the Official Market Segment (*amtlicher Markt*) of the Frankfurt Stock Exchange and to the sub-segment of the Official Market Segment with additional post-admission obligations (Prime Standard) under the symbol "MTX".

See "Risk Factors" beginning on page 26 for a discussion of certain risk factors that prospective investors should consider before buying the shares.

Offer Price: € 21.00 per Share

The shares have not been and will not be registered under the Securities Act and are being offered and sold in the United States only to qualified institutional buyers and certain other persons in reliance on Rule 144A or other exemptions from the registration requirements under the Securities Act and outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. Prospective investors are hereby notified that any seller of the shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

UBS Limited, as stabilizing manager, has the option to purchase up to an additional 4,650,000 shares from Blade Lux Holding Two S.à r.l. to cover sales of shares in excess of the shares offered hereby.

The managers are severally underwriting the shares being offered. The managers expect to deliver the shares through Clearstream Banking AG, Frankfurt am Main, in book-entry form against payment on or about June 8, 2005.

Joint Global Co-ordinators and Bookrunners

UBS Investment Bank | **Deutsche Bank** | **Goldman, Sachs & Co. oHG**

Co-Lead Managers

Cazenove | **Commerzbank Corporates & Markets** | **HVB Corporates & Markets**

Co-Managers

BNP PARIBAS | **Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien**

Offering Circular dated June 3, 2005.

TABLE OF CONTENTS

IN CONNECTION WITH THIS OFFERING, UBS LIMITED AND ITS AFFILIATES MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SHARES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY INCLUDE SHORT SALES, STABILIZING TRANSACTIONS AND PURCHASES TO COVER POSITIONS CREATED BY SHORT SALES. SHORT SALES INVOLVE THE SALE BY THE STABILIZATION MANAGER OF A GREATER NUMBER OF SHARES THAN THEY ARE REQUIRED TO PURCHASE IN THIS OFFERING. STABILIZING TRANSACTIONS CONSIST OF BIDS OR PURCHASES MADE FOR THE PURPOSE OF PREVENTING OR RETARDING A DECLINE IN THE MARKET PRICE OF THE SHARES WHILE THE OFFERING IS IN PROGRESS.

THESE ACTIVITIES BY THE STABILIZATION MANAGER MAY STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE SHARES. AS A RESULT, THE PRICE OF THE SHARES MAY BE HIGHER THAN THE PRICE THAT OTHERWISE MIGHT EXIST IN THE OPEN MARKET. IF THESE ACTIVITIES ARE COMMENCED, THEY MAY BE DISCONTINUED BY THE MANAGERS AT ANY TIME AND MUST BE BROUGHT TO AN END AFTER A LIMITED PERIOD OF TIME. THESE TRANSACTIONS MAY BE EFFECTED ON THE FRANKFURT STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE.

The shares have not been and will not be registered under the Securities Act for offer or sale as part of their distribution and, subject to certain exceptions, may not be offered or sold in the United States or to U.S. persons. The shares are not transferable except in accordance with the restrictions described herein. See "Underwriting."

No person has been authorized to give any information or to make any representations other than those contained in this offering circular, and, if given or made, such information or representations must not be relied upon as having been authorized. This offering circular does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities by any person in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this offering circular nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of MTU Aero Engines Holding AG since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

The distribution of this offering circular and the offering and sale of the shares in certain jurisdictions may be restricted by law. Persons into whose possession this offering circular comes are required by the company and the managers to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the shares, see "Underwriting." This offering circular does not constitute an offer of, or an invitation to purchase, any of the shares in any jurisdiction in which such offer or invitation would be unlawful.

Notice to Investors in the United Kingdom

The shares have not been offered or sold and, prior to the expiry of a period of six months from the closing date of the offering of the shares, will not be offered or sold to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. Each manager will represent, warrant and agree that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by in it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to MTU Aero Engines Holding AG and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Investors in France

Neither this offering circular nor any other offering material relating to the shares has been submitted to the clearance procedures of the *Autorité des marches financiers* in France. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this offering circular nor any other offering material relating to the shares has been or will be (i) released, issued, distributed or caused to be released, issued or distributed to the public in France or (ii) used in connection with any offer for subscription or sale shares to the public in France. Such offers, sales and distributions will be made in France only to qualified investors (*investisseurs qualifiés*) and/or to the restricted circle of investors (*cercle restraint d'investisseurs*), in each case investing for their own account, all as defined in and in accordance with Article L.411-2 of the *French Code monétaire et financier* and French Decree no. 98-880 dated 1 October 1998. Such shares may be resold only in compliance with Articles L.411-1, L.411-2 and L.412-1 of the French Code *monétaire et financier*. Where an issue of shares is implemented as an exception to the rules relating to an appel *public à l'épargne* in France (public offer rules) by way of an offer of restricted circle of over 100 investors, such investors must provide certification as to their personal, professional or familial relationship with a member of the management of the company.

Investors in France and persons who come into possession of offering materials are required to inform themselves about and observe any such restrictions.

Notice to Investors in Japan

The shares have not been and will not be registered under the Securities and Exchange law of Japan. No person may offer or sell, directly or indirectly, any securities in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to other reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Investors in Italy

The shares may not be offered or sold, directly or indirectly, in Italy other than to Professional Investors as defined in Article 31, paragraph 2, of Regulation No. 11522 approved by the *Consiglio Nazionale per la Società e la Borsa* (Consob) on July 1, 1998 ("Professional Investors") or under any other exemption provided for by Art. 100 of Legislative Decree no. 58 of February 24, 1998, and in compliance with the forms and procedures provided therein. Under no circumstances should this offering circular circulate among, or be distributed in Italy to any member of the general public in Italy or to individuals or entities falling outside the categories of Professional Investors or outside the scope of the exemptions provided for by Art. 100 of Legislative Decree no. 58 of February 24, 1998. Any offer or sale of the shares, any distribution of this offering circular or the rendering of any advice in respect of investment in the shares, regardless of the existence of any of the abovementioned exemptions within Italy in connection with the international offering, must be carried out either by registered securities dealing firms (*Società di Intermediazione Mobiliare*) or by authorized intermediaries, as described in Legislative Decree no. 58 of February 24, 1998.

Notice to Investors in The Netherlands

The shares may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as a part of any re-offering, and neither this offering circular nor any other document in respect of the offering may not be distributed in or from The Netherlands, other than individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which include banks, investment institution, securities intermediaries, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises), in which case it must be made clear upon making the offer and from any documents or advertisements in which a forthcoming offering of the shares is publicly announced that the offer is exclusively made to the said individuals or legal entries.

Notice to Investors in Spain

The offering of shares has not been registered with the *Comisión Nacional del Mercado de Valores* in Spain. Accordingly, no shares will be offered or sold in Spain nor may this offering circular or any other offer material be distributed or targeted at Spanish resident investors save in compliance and in accordance with the requirements of the Spanish Securities Market Law 24/1998, Royal Decree 291/1992 on Issues and Public Offers of Securities, both as amended, and any regulation issued thereunder.

General Information

RESPONSIBILITY FOR THE CONTENT OF THE OFFERING CIRCULAR

MTU Aero Engines Holding AG (the "Company," and together with its consolidated direct and indirect affiliates, "MTU," "MTU Aero Engines," "MTU Aero Engines Group" or the "Group"), UBS Limited, London ("UBS"), Deutsche Bank Aktiengesellschaft, Frankfurt am Main ("Deutsche Bank"), and Goldman, Sachs & Co. oHG, Frankfurt am Main ("Goldman Sachs," and together with UBS and Deutsche Bank, the "Joint Bookrunners"), and Bayerische Hypo- und Vereinsbank AG, Munich, JPMorgan Cazenove Limited, London, Commerzbank Aktiengesellschaft, Frankfurt am Main, BNP Paribas Arbitrage SNC, Paris, and Sal. Oppenheim jr. & Cie Kommanditgesellschaft auf Aktien, Cologne, (together with the Joint Bookrunners, the "Managers"), hereby assume liability for the contents of this offering circular (the "Offering Circular") pursuant to Section 13 of the German Securities Sales Prospectus Act (*Wertpapier-Verkaufsprospektgesetz*) in conjunction with Section 44 *et seq.* of the German Stock Exchange Act (*Börsengesetz*) and declare that to their knowledge, the information contained in this Offering Circular is correct and that no material information has been omitted.

STATEMENT OF COMPLIANCE WITH THE GOING-PUBLIC PRINCIPLES

In preparing the Offering Circular, the Going-Public Principles issued by Deutsche Börse AG on August 1, 2004 have been complied with except with respect to the first sentence of Section 4.1.2. Contrary to Section 4.1.2 of the Going-Public Principles, the risk factors have not been listed in the order of their economic materiality to the Company, but rather have been categorized according to subject matter.

INSPECTION OF DOCUMENTS

The documents referred to in this Offering Circular, insofar as they relate to the Company, may be inspected during regular business hours at our offices, located at Dachauer Str. 665, 80995 Munich, and at the offices of UBS Investment Bank AG, Stephanstrasse 14-16, 60313 Frankfurt am Main, at the offices of Deutsche Bank, Taunusanlage 12, 60325 Frankfurt am Main, and at the offices of Goldman Sachs, MesseTurm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main. Future annual reports and interim reports of the Company will be available at our offices and the paying agents mentioned in this Offering Circular (see "General Information on the Company—Notices, Paying and Depositary Agent").

SUBJECT MATTER OF THE OFFERING CIRCULAR

The subject matter of the Offering Circular is the offering (the "Offering") of up to 35,650,000 ordinary registered shares with no par value (no par value shares) of the Company, each such share with a notional par value of €1.00 per share and with full dividend rights as of January 1, 2005, as follows:

- 15,000,000 shares (the "New Shares") resulting from the capital increase (the "Capital Increase") against cash contributions resolved by an extraordinary shareholders' meeting on May 30, 2005;
- 16,000,000 shares from the holdings of Blade Lux Holding Two S.à r.l. ("Blade Lux Holding Two" or the "Selling Shareholder"); and
- up to 4,650,000 shares from the holdings of the Selling Shareholder with respect to the potential over-allotment (the "Over-Allotment").

The up to 16,000,000 shares from the holdings of the Selling Shareholder, together with the up to 4,650,000 shares from the holdings of the Selling Shareholder with respect to the potential Over-Allotment, are referred to collectively as the "Existing Shares" (together with the New Shares, the "Offered Shares").

PRESENTATION OF FINANCIAL INFORMATION

Unless expressly indicated otherwise, the financial information on our Group contained in this Offering Circular is disclosed in accordance with the reporting principles of International Financial Reporting

Standards ("IFRS"). Our audited consolidated financial statements as of and for the year ended December 31, 2004 have been prepared in accordance with IFRS and are set forth in this Offering Circular beginning on page F-17. Our unaudited consolidated financial information, prepared in accordance with IFRS, as of and for the years ended December 31, 2002 and December 31, 2003, have been prepared on the basis of the audited consolidated financial statements of MTU Aero Engines GmbH. The audited consolidated financial statements of MTU Aero Engines GmbH were prepared in accordance with accounting principles generally accepted in Germany (*Deutsche Rechnungslegungsvorschriften gemäss HGB*) ("German GAAP") and are set forth in this Offering Circular beginning on page F-81. Our unaudited consolidated financial information, prepared in accordance with IFRS, contain solely income statements, balance sheets, cash flow statements and statements of changes in shareholders' equity.

The audited annual financial statements of the Company as of and for the year ended December 31, 2004 have been prepared in accordance with German GAAP and are set forth in this Offering Circular beginning on page F-133.

Unless expressly otherwise indicated, disclosure of the Group's results is based exclusively on financial information prepared in accordance with IFRS.

MTU Aero Engines Holding AG is the parent company of our Group and essentially exercises the function of a holding company. MTU Aero Engines Holding AG was originally incorporated as a shelf company with no business operations. MTU Aero Engines GmbH, an indirect subsidiary of MTU Aero Engines Holding AG, and its domestic and foreign subsidiaries are engaged in the operating business of our Group.

Our consolidated financial information contained in this Offering Circular relates to the business operations of MTU Aero Engines GmbH. During the periods described herein, these business operations were consolidated in the consolidated financial statements of the following companies:

- MTU Aero Engines GmbH as of December 31, 2002 and as of and for the years ended December 31, 2003 and 2002;
- MTU Aero Engines Erste Holding GmbH (transformed into a stock corporation and renamed MTU Aero Engines Holding AG in May 2005 in connection with the Offering) as of January 1, 2004 and as of and for the year ended December 31, 2004 as well as for the three-month periods ended March 31, 2005 and 2004.

Unless expressly stated otherwise, any references to financial information on our Group are to the business operations as consolidated in accordance with the preceding paragraph for the respective periods indicated.

On January 1, 2004, funds managed by Kohlberg Kravis Roberts & Co. L.P. ("KKR"), through MTU Aero Engines Erste Holding GmbH, acquired the predecessor of MTU Aero Engines GmbH from two subsidiaries of DaimlerChrysler AG (the "Acquisition"). The Acquisition was effected by MTU Aero Engines Erste Holding GmbH (transformed in May 2005, in connection with the Offering, into a stock corporation and renamed MTU Aero Engines Holding AG) together with or through indirect and direct subsidiaries. Debt funding in connection with the acquisition was also received through these indirect and direct subsidiaries and is therefore included in our Group's consolidated financial information for the respective period. See "General Information on the Company—Company History."

As a consequence, our results of operations and financial condition in 2004 were affected by certain factors that did not affect our results in prior periods. In particular, purchase accounting (see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Purchase Accounting") affected our results, and our indebtedness was substantially higher in 2004 as a result of significant borrowings incurred in connection with the Acquisition. Accordingly, our results for periods prior to the Acquisition may not be comparable to our results in 2004 or to our future results. To provide greater comparability, this Offering Circular also contains financial information as of and for the fiscal year ended December 31, 2004 and as of and for the three-month periods ended March 31, 2004 and 2005, adjusted to eliminate the effects of IFRS purchase accounting. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Results of Operations—The Acquisition."

There are differences between IFRS and accounting principles generally accepted in the United States ("US GAAP"). For a discussion of certain differences between IFRS and US GAAP, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Certain Differences Between IFRS and US GAAP". The unaudited consolidated IFRS financial information for the years ended December 31, 2002 and 2003 was prepared applying the IFRS accounting policies applied in the preparation of the consolidated financial statements of MTU Aero Engines Erste Holding GmbH for 2004, except for one aspect of the accounting treatment of pension obligations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Aggregate Contractual Obligations—Pensions" and "Three-year Overview (IFRS)" appearing on page F-11 of this Offering Circular.

FORWARD-LOOKING STATEMENTS

This Offering Circular includes certain forward-looking statements. Forward-looking statements are all statements in this Offering Circular that do not relate to historical facts and events. This applies, in particular, to the statements set forth in the sections entitled "Offering Circular Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and "Recent Business Developments and Outlook" as well as in other sections of the Offering Circular that contain information on the future earning capability, plans and expectations with regard to our business or information on growth, profitability and the general economic conditions to which we are subject. Forward-looking statements can be identified by the use of the words "should," "may," "will," "believes," "assumes," "expects," "estimates," "plans," "intends," "is of the opinion," "to the knowledge of," "according to estimates" or other similar phrases. Forward-looking statements are based on current estimates made by us to the best of our knowledge. Such forward-looking statements are based on assumptions and current factors and are subject to risks and uncertainties, the non-occurrence or occurrence of which could cause our actual results, including our financial condition and profitability, to differ materially from or be more negative than those expressly or implicitly assumed or described by such forward-looking statements. You are therefore strongly advised to read the sections "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Recent Business Developments and Outlook," which include a more detailed description of the factors that might have an impact on the Company's business development and on the industry sector in which we operate.

In light of these risks, uncertainties and assumptions, it is possible that the future events referred to in this Offering Circular may not occur. This also applies to the forward-looking estimates and forecasts derived from third-party studies (See "—Reference to Sources of Market, Industry and Customer Information and Other Data").

Consequently, neither we nor our management can give any assurance regarding the future accuracy of the opinions set forth in this Offering Circular or the actual occurrence of the predicted developments. Furthermore, you should note that neither we nor the Managers assume any obligation to update such forward-looking statements or to adjust them in light of future events or developments, except as required by law.

REFERENCE TO SOURCES OF MARKET, INDUSTRY AND CUSTOMER INFORMATION AND OTHER DATA

In this Offering Circular, all figures relating to market shares, growth rates and sales (insofar as such sales do not relate exclusively to us), and the volume of sales for products and services have been derived from sources in the public domain, particularly studies prepared by third parties, or our estimates, which estimates are, in turn, based largely on published data or figures from sources in the public domain.

We quote figures and market data from, among other sources, various studies of the market for civil aircraft and aircraft engines by Airclaims Limited, Cardinal Point, Newall Road, Heathrow Airport, London TW6 2AS, United Kingdom (March 2004) ("*Airclaims*"), by The Airline Monitor, 535 Fifth Avenue, Suite 905, New York, NY USA (January 2005) ("*Airline Monitor*"), by IATA-International Air Transport Association, 800 Place Victoria P.O. Box 113, Montreal H4Z 1M1, Canada (November 2004 and as indicated on individual press releases) ("IATA") and by AeroStrategy Ltd., Bridge House, Station

Approach, Great Missenden, Buckinghamshire HP16 9AZ, United Kingdom (December 31, 2004) ("*AeroStrategy*").

We have not verified the figures, market data and other information on which third parties have based their studies. Therefore, we assume no liability for the accuracy of any information included in this Offering Circular on market shares, growth rates and sales (insofar as such sales do not relate exclusively to us), that is derived from third-party studies.

A glossary of the technical terms and abbreviations used herein is included at the end of this Offering Circular.

Offering Circular Summary

The following summary is supplemented by the information provided in other parts of this Offering Circular, and in particular information set forth under "Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors," and should be read in conjunction therewith. This summary does not include all of the information that may be of importance to you. Therefore, you should carefully read the entire Offering Circular. With respect to certain considerations regarding an investment in our Shares, reference is made to the section captioned "Risk Factors." A glossary of the technical terms and abbreviations used is set forth at the end of this Offering Circular.

MTU AERO ENGINES HOLDING AG

We are one of the world's largest aircraft engine module and component manufacturers by revenue, and the leading independent provider of maintenance, repair and overhaul ("MRO") services for commercial jet engines by revenue. We also manufacture modules and components for key European military engine programs and, through our participation in alliances that produce military aero engines, we are the supplier of substantially all military aero engines used by the German Armed Forces. In addition, we provide dedicated aero engine MRO and support services for the German Armed Forces. Our products for the commercial aviation industry are found in almost all thrust and power classes for applications ranging from megaliner passenger aircraft, such as the new Airbus A380 and the Boeing 747, to large passenger aircraft, such as the Boeing 777, Airbus A330 and A320 family, and to regional and private business jets. In the military sector, our products can be found in combat aircraft, such as the Panavia Tornado and the Eurofighter Typhoon, current and future transport aircraft programs, such as the Boeing C-17 and the Airbus A400M, and helicopters, such as the Eurocopter Tiger.

We had more than 7,400 employees as of December 31, 2004. For the year ended December 31, 2004, we had total revenues of approximately €1,918 million and EBITDA of approximately €214 million. Our headquarters are located in Munich.

Leading provider of technologically advanced modules and components for new and established engine programs and important partner for all leading OEMs—We are one of the world's largest manufacturers of aero engine modules and components by revenue. We participate in the development and manufacture of nine commercial engine programs, which represent a portfolio that is well balanced across the engine life cycle and almost all thrust ranges. We provide complex modules that are critical to an engine's performance, including low pressure turbines, high pressure turbine components and high pressure compressors, on major engine platforms. In addition, we believe we are the only non-OEM that manufactures entire modules for the core compressor portion of the engine.

We closely cooperate with OEMs, in particular General Electric, Pratt & Whitney and Rolls-Royce, in the development and manufacture of key engine programs, such as the GP7000 (Airbus A380) and the V2500 (which is used in the Airbus A320 family) engine programs.

We believe that we will benefit from the current and projected upturn in the commercial aero engine market through increased sales of new engines, thus increasing our large installed base and driving high margin spare parts revenues in the future. We continue to move towards a greater share of production and the assumption of more design responsibility in engine programs, as demonstrated on the PW6000 (Airbus A318) engine program, for which we are providing both the low pressure turbine and the high pressure compressor.

Leading MRO provider for commercial jet engines—We are the sixth largest commercial MRO provider and the largest independent provider of MRO services for commercial jet engines worldwide by revenue. We believe that our strong market position, leading service quality and turn-around times, value-added repair capabilities, and our global presence enable us to generate new business opportunities which, in turn, are expected to lead to significant growth.

In particular, we expect that this strong market position will allow us to benefit from the projected growth of Asian air traffic. In December 2002, we opened a facility in Zhuhai, China with our joint venture partner

China Southern Airlines to enter this important market. We believe that this facility makes us the largest western-based aero engine MRO provider in terms of shop visits in China.

We hold MRO licenses for 18 aero engine programs and service engines for more than 200 customers (including 90 airlines) in all thrust and power classes from large commercial aircraft to private business jets, and we hold MRO licenses for industrial and marine gas turbines.

Within the aero engine MRO market, the engine programs with respect to which we provide services as a whole are projected to grow at above market rates, which is mainly due to the relatively young age profile of these programs. As we expect commercial airlines to continue to outsource engine MRO activities and increase the utilization of their aircraft, we believe our leading capabilities position us well to increase our market share.

High program share in European military engine programs—We are a leading partner in key pan-European military engine programs, including the development and production of the EJ200 engine for the Eurofighter Typhoon combat aircraft, the TP400 engine for the future A400M transport aircraft and the MTR390 engine for the Eurocopter Tiger attack/escort helicopter.

In addition, and partly through alliances in which we participate, we provide a full range of services to the German Armed Forces, from the development, manufacture and assembly of aircraft engines to maintenance, repair and overhaul. In 2002, we entered into an agreement (the "cooperative model") with the German Armed Forces, pursuant to which we provide more extensive aero engine MRO services, logistical support and training to the German Armed Forces, and we are currently in discussions with the German Ministry of Defense regarding the outsourcing of more aero engine MRO work to us.

We believe that our participation in long-term military programs provides us with a strong technological base, and that we can transfer the technological know-how acquired in the typically customer-financed military business to commercial engine modules and components. There is also the opportunity for growth via exports with respect to certain engine platforms, as demonstrated by the order of 18 Eurofighter Typhoon aircraft (38 EJ200 engines) by Austria and the order of 48 MTR390 engines by Eurocopter on behalf of Australia as well as the cooperation agreement between Airbus Military and the South African government regarding the procurement of eight A400M military transport aircraft with TP400 engines. The military business also mitigates some of the cyclicality of the commercial aero engines business.

Barriers to entry—We develop and manufacture high technology aero engine modules and components, and we benefit from the fact that the aero engine module and component market in general is difficult to penetrate. There are significant barriers to entry, such as: (i) stringent certification requirements and necessary regulatory approvals; (ii) substantial upfront investments for the development of complex components for major aero engine programs and associated tooling and manufacturing capabilities; (iii) high technological expertise required, from the initial aerodynamic design phase, in which we provide important support to the OEMs, through to the completion of the engine modules and components in an increasingly precise and complex process; (iv) preference among aero engine manufacturers for suppliers and partners with proven industry know-how, experience and scale; (v) preference among governments to award national defense contracts to alliances in which national manufacturers participate; and (vi) the substantial cost, generally strong contractual restrictions and time delay to the aero engine manufacturers if they were to change suppliers or RRSP partners once a product design has been approved by their customers. In addition, only a limited number of aero engine module manufacturers, including us, have the necessary scale to participate as an alliance partner in key engine programs.

Leading technology due to substantial investments in the past—Despite a challenging commercial airline market since 2001, we have undertaken significant company-funded research and development and targeted capital expenditures during the period from 2002 to 2004, with €456 million (excluding customer-funded research and development) invested in research and development and €287 million in capital expenditures, together representing approximately 12.2% of total revenues for that period. In addition, we conducted €218 million of customer-funded research and development over that period. Recent research and development spending peaked in 2003, as the GP7000 and the PW6000 reached the peak of their development effort, decreased in 2004, and is anticipated to decrease further over the next few years as modules for these and other engines move from development to production.

We believe that our previous substantial investments in research and development and substantial capital expenditures have helped us to further our reputation as a leading manufacturer of aero engine modules with a reputation for technological leadership and high quality. We have developed benchmark technology for military and commercial applications, including turbines and low and high pressure compressors for the RB199 (Panavia Tornado) and EJ200 (Eurofighter Typhoon) and the PW6000 (Airbus A318) aero engines. We received the 2002 Innovation Award of the German Industry for the development of the high pressure compressor for the PW6000 aero engine.

Balanced product portfolio with visibility on cash flow potential—We believe that our aero engine portfolio is well balanced between (i) mature engine programs, which generate strong revenues and cash flows from the steady and predictable, high margin, sale of spare parts, such as the CF6-80 engine family and the PW2000, (ii) growth programs, which generate both substantial new engine sales as well as increasing spare parts revenues, such as the V2500, and (iii) younger engine platforms with strong growth potential, such as the GP7000.

In addition, the installed base of engine programs in which we participate has a lower average age and park rate compared to the industry average, which we believe should make our fleet less sensitive to industry cycles and also provide significant future growth potential as these engines age and generate demand for spare parts.

Experienced management team focused on improving operational efficiency—We have a highly experienced management team, led by Chief Executive Officer Udo Stark. Our executive team (Udo Stark, Reiner Winkler, Dr. Michael Süß and Bernd Kessler) has many years' experience in advanced manufacturing, engineering and aftermarket industries. Despite a difficult market environment over the last three years, our management was able to maintain sales and step up the development effort of new programs. In addition, our management was able to significantly improve productivity and gross margin, and plans to continue to pursue specific efficiency programs in the future.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The selected IFRS consolidated financial data as of January 1, 2004 and as of and for the year ended December 31, 2004 have been derived from the consolidated financial statements of MTU Aero Engines Erste Holding GmbH included elsewhere in this Offering Circular. The selected IFRS consolidated financial data as of December 31, 2002 and for the years ended December 31, 2002 and December 31, 2003 have been derived from the unaudited consolidated IFRS financial information of MTU Aero Engines GmbH, which were prepared from the audited consolidated German GAAP financial statements included elsewhere in this Offering Circular. See "Presentation of financial information."

The unaudited IFRS consolidated financial data as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 have been derived from our unaudited consolidated financial statements for such periods included elsewhere in this Offering Circular. The unaudited consolidated financial statements as of and for the three months ended March 31, 2004 and March 31, 2005 include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results for the interim period and may not be indicative of future financial results. In the presentation of income statement data for all periods presented, R&D costs have been reclassified from cost of sales to operating expenses.

On January 1, 2004, funds managed by KKR, through MTU Aero Engines Erste Holding GmbH, acquired the predecessor of MTU Aero Engines GmbH from two subsidiaries of DaimlerChrysler AG (the "Acquisition"). Our 2004 financial statements reflect a full year of ownership by funds managed by KKR. As a consequence, our results of operations and financial condition in 2004 were affected by certain factors that did not affect our results in prior periods. In particular, purchase accounting (see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Purchase Accounting" and section 3a) of the group management report of MTU Aero Engines Erste Holding GmbH as of December 31, 2004 on page F-67 of this Offering Circular.) affected our results and our indebtedness was substantially higher in 2004, as a result of significant borrowings incurred in connection with the Acquisition. Accordingly, our results for periods prior to the Acquisition may not be comparable to our results in 2004 and future results. For purposes of comparability, we have also presented in the selected consolidated financial data adjusted information for the year ended December 31, 2004 and the three-month periods ended March 31, 2004 and 2005 to eliminate the effects of purchase accounting. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—The Acquisition."

Our consolidated financial statements are prepared in accordance with IFRS which differs in certain respects from US GAAP. Certain differences between IFRS and US GAAP are discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of certain differences between IFRS and US GAAP." The unaudited consolidated IFRS financial information for the years ended December 31, 2002 and 2003 was prepared applying the IFRS accounting policies applied in the preparation of the consolidated financial statements of MTU Aero Engines Erste Holding GmbH for 2004, except for one aspect of the accounting treatment of pension obligations.

You should read this selected consolidated financial data in conjunction with the sections entitled "Liquidity and Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited and unaudited historical consolidated financial statements and the related notes as well as the unaudited historical financial information included elsewhere in this Offering Circular.

(€ in millions)	Reported					Adjusted to Exclude Purchase Accounting[1]		
	Years ended December 31,			Three Months ended March 31,		Year ended December 31,	Three Months ended March 31,	
	2002	2003	2004	2004	2005	2004	2004	2005
	(unaudited)			(unaudited)		(unaudited)	(unaudited)	
Income Statement Data:								
Revenues	2,200.8	1,952.2	1,918.0	430.0	509.7	1,992.5	441.8	525.8
Cost of sales[2]	(1,845.8)	(1,569.2)	(1,627.6)	(373.0)	(445.4)	(1,538.1)	(329.0)	(429.0)
Gross profit[2]	355.0	383.1	290.4	57.0	64.4	454.3	112.8	96.8
R&D	(53.7)	(48.3)	(57.7)	(19.3)	(4.8)	(57.7)	(19.3)	(4.8)
Selling and general administrative expenses	(120.1)	(131.0)	(155.6)	(66.2)	(31.0)	(155.6)	(66.2)	(31.0)
Other operating income (expense)	7.6	(0.3)	4.0	0.3	1.2	4.0	0.3	1.2
Profit (loss) before financial result	188.8	203.5	81.1	(28.2)	29.9	245.0	27.6	62.3
Share of profit (loss) of joint ventures	1.4	(1.5)	(1.8)	(0.7)	0.0	(1.8)	(0.7)	0.0
Interest income (expense)	13.7	4.0	(62.3)	(15.4)	(8.7)	(62.3)	(15.4)	(8.7)
Other financial income (expense)	(31.0)	(49.4)	(10.5)	(29.2)	(13.0)	(10.5)	(29.2)	(13.0)
Income (loss) from ordinary activities	172.8	156.6	6.5	(73.6)	8.2	170.4	(17.8)	40.6
Income taxes	(73.4)	(93.3)	(6.3)	29.0	(3.2)			
Minority interest (share of loss)	1.1	(0.0)	0.0	0.0	0.0			
Net income (loss)	100.4	63.3	0.2	(44.6)	5.0			
Cash Flow Data:								
Cash flow from operating activities	281.8	106.9	72.9	56.9	133.1			
Cash flow from investing activities	(133.3)	(93.5)	(59.9)[3]	(10.3)[3]	(10.5)			
Cash flow from financing activities	(254.6)	(286.1)	(190.3)[4]	14.5[4]	(106.5)			
Change in cash and cash equivalents	(106.1)	(272.7)	(177.2)	61.1	15.7			
Capital expenditures	(136.0)	(83.8)	(65.9)	(10.8)	(11.2)			
Other Financial Data:								
EBIT	188.8	203.5	81.1	(28.2)	29.9	245.0	27.6	62.3
Adjusted EBIT	125.7	115.0	176.2	22.6	54.2	176.2	22.6	54.2
EBITDA[5]	243.7	264.4	214.1	3.0	63.2	315.6	41.9	79.2
Adjusted EBITDA[6]	180.6	175.8	246.8	36.9	71.1	246.8	36.9	71.1

(€ in millions)	December 31, 2002 (unaudited)	January 1, 2004[7]	December 31, 2004	March 31, 2005 (unaudited)
Balance Sheet Data:				
Cash and cash equivalents	326.5	205.6	28.5	44.1
Property, plant and equipment	279.8	630.6	576.6	562.2
Intangible assets	133.2	984.7	968.6	961.6
Financial assets	272.0	51.2	46.6	46.5
Total assets	2,042.4	2,915.5	2,719.1	2,624.9
Financial debt	84.0	1,136.2	866.6	668.5
Shareholders' equity	770.8	201.2	217.0	211.8
Pension provisions	295.9	343.0	358.9	365.1
Working capital[8]	344.0	282.8	304.8	228.5
Net financial debt[9]	(242.5)	930.5	838.1	624.4

(1) *Represents reported financial results adjusted to eliminate the effects of purchase accounting (but not the other effects of the Acquisition, including interest on the borrowings incurred in connection with the Acquisition). These effects are described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—The Acquisition." We have presented this adjusted financial information to enhance comparability of our results of operations.*

(2) *In order to present gross profit before R&D costs, cost of sales and gross profit as discussed herein are before taking R&D charges into account. However, cost of sales and gross profit as presented in our financial statements included elsewhere in the Offering Circular are after taking R&D charges into account.*

(3) *Excludes cash outflow of €766.6 million reflecting payment of consideration for the Acquisition.*

(4) *Excludes cash inflow of €604.4 million relating to the financing of the Acquisition from third parties and €162.2 million relating to the loan from Blade Forex.*

(5) *EBITDA consists of profit (loss) before financial result and before depreciation and amortization. EBITDA is not a measure of operating profit (loss), operating performance or liquidity under IFRS or US GAAP. EBITDA is a measure used by us in managing our business, and we believe EBITDA is commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or other non-operating factors. Accordingly, EBITDA has been disclosed in this Offering Circular to permit a more complete and comprehensive analysis of our results of operations relative to other companies. You should not, however, consider EBITDA in isolation or as a substitute for operating profit (loss) as determined by IFRS or US GAAP, or as an indicator of our operating performance or of our cash flows from operating activities as determined in accordance with IFRS or US GAAP. You should not use this non-GAAP measure as a substitute for the analysis provided in our income statements or in our cash flow statements. The EBITDA disclosed here is not comparable to EBITDA disclosed by other companies as EBITDA is not uniformly defined. Therefore, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.*

The following table presents a reconciliation of EBITDA to profit (loss) before financial result.

	Reported					Adjusted to Exclude Purchase Accounting		
	Year ended December 31,			Three Months ended March 31,		Year ended December 31,	Three Months ended March 31,	
(€ in millions)	2002 (unaudited)	2003 (unaudited)	2004	2004 (unaudited)	2005 (unaudited)	2004 (unaudited)	2004 (unaudited)	2005 (unaudited)
Profit (loss) before financial result	188.8	203.5	81.1	(28.2)	29.9	245.0	27.6	62.3
Depreciation and amortization	55.0	60.9	133.1	31.3	33.3	70.6	14.3	16.9
EBITDA	243.7	264.4	214.1	3.0	63.2	315.6	41.9	79.2

(6) *Adjusted EBITDA comprises EBITDA, as described above, adjusted for the following items.*

	Reported					Adjusted to Exclude Purchase Accounting		
	Year ended December 31,			Three Months ended March 31,		Year ended December 31,	Three Months ended March 31,	
(€ in millions)	2002	2003	2004	2004	2005	2004	2004	2005
	(unaudited)			(unaudited)		(unaudited)	(unaudited)	
EBITDA	243.7	264.4	214.1	3.0	63.2	315.6	41.9	79.2
Hedging gains[(a)]			74.5	11.8	16.1			
Inventory write-up[(b)]			27.0	27.0				
EBITDA before purchase accounting	243.7	264.4	315.6	41.9	79.2	315.6	41.9	79.2
R&D costs[(c)]	(75.2)	(122.8)	(98.2)	(24.5)	(8.3)	(98.2)	(24.5)	(8.3)
Restructuring costs[(d)]	12.1	34.2	6.7	1.3	0.1	6.7	1.3	0.1
Direct transaction costs[(e)]			22.6	18.3		22.6	18.3	
Adjusted EBITDA	180.6	175.8	246.8	36.9	71.1	246.8	36.9	71.1
Depreciation and Amortization before purchase accounting	(55.0)	(60.9)	(70.6)	(14.3)	(16.9)	(70.6)	(14.3)	(16.9)
Adjusted EBIT	125.7	115.0	176.2	22.6	54.2	176.2	22.6	54.2

(a) *Represents the gains that would have been included in our revenues during each period if we had not under purchase accounting treated the unrealized profit on the foreign exchange forward contracts outstanding at the date of the Acquisition as if such profit had been realized at the date of the Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—Exchange rate fluctuations." The absence of an adjustment for a particular period indicates that the adjustment is not applicable for such period.*

(b) *Represents the profit that would have been recorded in our income statement if we had not under purchase accounting treated a portion of the profit on sales for which we had received firm purchase orders at the date of the Acquisition as having been recognized at the date of the Acquisition. The absence of an adjustment for a particular period indicates that the adjustment is not applicable for such period.*

(c) *Represents the research and development costs incurred during the period that were not recorded in our income statement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—Research and development." The absence of an adjustment for a particular period indicates that the adjustment is not applicable for such period.*

(d) *Represents the costs associated with the restructuring efforts undertaken in the period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—Restructuring programs."*

(e) *Represents direct transaction costs associated with the Acquisition, which were recorded in our income statement during the period. The absence of an adjustment for a particular period indicates that the adjustment is not applicable for such period.*

We believe that Adjusted EBITDA is an important measure because it reflects adjustments for additional items beyond those addressed by EBITDA that are particularly significant in the context of our operating history, such as the effects of purchase accounting and costs associated with the Acquisition, certain research and development costs and costs associated with the restructuring of our business. Accordingly, Adjusted EBITDA has been disclosed in this Offering Circular to permit a more complete and comprehensive analysis of our results of operations relative to other companies. Adjusted EBITDA is not a measurement of performance or liquidity under IFRS or US GAAP, and should not be considered by investors as an alternative to operating profit (loss) or net income (loss) as an indicator of our performance or as an alternative to cash flow from operating activities as an indicator of operating cash flow. The Adjusted EBITDA disclosed here is not comparable to EBITDA disclosed by other companies as EBITDA is not uniformly defined. Therefore, our presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

(7) *The balance sheet included in our 2003 IFRS financial information is dated January 1, 2004 and is the opening balance sheet, showing the effects of purchase accounting as well as the borrowings incurred in connection with the Acquisition. We believe this opening balance sheet provides a more appropriate basis for comparison with our balance sheet as of December 31, 2004.*

(8) *Working capital represents inventories, trade receivables and prepayments less trade payables and advance payments received. Advance payments received amounted to €315.7 million in 2002, €272.6 million in 2003, €310.8 million in 2004 and €364.8 million in the first quarter of 2005.*

(9) *Net financial debt represents bank loans, Senior Notes debt, vendor loan, shareholder loans, capital leases and other financial debt less cash and cash equivalents and financial receivables due from affiliated companies associated with our foreign exchange forward contracts.*

Dividend policy

We intend to distribute dividends comparable to those distributed by other companies in our industry. However, you should note that the distribution of dividends (as set forth in "General Information on the Company—Earnings and Dividends per Share, Dividend Policy, Allocation of Profits") requires a balance sheet profit (*Bilanzgewinn*) on our unconsolidated balance sheet. Furthermore, the terms and conditions of the €275.0 million aggregate principal amount of 8.25% senior notes due 2014 issued by MTU Aero Engines Investment GmbH (the "Senior Notes") contain provisions that restrict or prohibit the distribution of dividends by MTU Aero Engines Investment GmbH, the issuer of the Senior Notes, and other of our subsidiaries unless certain conditions are met. As a general rule, the indenture governing the Senior Notes limits dividends according to a formula which permits dividends to be paid by the issuer of the Senior Notes if such dividends, together with other "restricted payments", do not exceed 50% of cumulative net income since the issue date of the Senior Notes (less 100% of all losses during such period). This limits our ability to distribute dividends. See "Risk Factors—Risks Related to the Offering—We may not pay dividends."

Summary of the Offering

Subject Matter of the Offering ...	Up to 35,650,000 ordinary registered shares with no par value (no par value shares) as follows: 15,000,000 New Shares and 16,000,000 Existing Shares from the holdings of the Selling Shareholder as well as up to 4,650,000 Existing Shares from the holdings of the Selling Shareholder pursuant to a potential Over-Allotment. The Offering consists of a public offering of the New Shares and the Existing Shares in the Federal Republic of Germany and private placements outside the Federal Republic of Germany by the Managers led by the Joint Bookrunners. In the United States, the New Shares and the Existing Shares are being sold solely to qualified institutional buyers as part of a private placement in reliance on Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act"). A preferential allotment of shares to a limited partnership formed by KKR for the benefit of its executives and employees and those of certain affiliated companies and persons is being made pursuant to another private placement exemption from the registration requirements of the Securities Act. Outside the United States, the shares are being sold in reliance on Regulation S under the Securities Act.
Selling Shareholder	Blade Lux Holding Two S.à r.l., a company with limited liability incorporated under the laws of Luxembourg.
Managers	In addition to the Joint Bookrunners, the Managers are Bayerische Hypo- und Vereinsbank AG, Cazenove AG and Commerzbank Aktiengesellschaft as co-lead managers and BNP Paribas and Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien as co-managers.
Offer Price	The Offer Price is set forth on the cover page of this Offering Circular. The Offer Price was determined by us, the Selling Shareholder and the Joint Bookrunners on the basis of an order book as part of the bookbuilding process on the evening of June 3, 2005.
Delivery and Settlement	Delivery of the Offered Shares against payment of the Offer Price is expected to take place on June 8, 2005.
Over-Allotment/Greenshoe option .	With regard to a possible Over-Allotment of up to 4,650,000 shares of the Company, the Selling Shareholder has made available to the Managers free of charge, by means of a securities loan, 4,650,000 shares of the Company. In this connection, the Selling Shareholder has also granted the Managers the option to purchase up to 4,650,000 shares of the Company at the Offer Price (the "Greenshoe Option"). The Greenshoe Option may be exercised within 30 calendar days following the first day of trading in the shares of the Company.
General Allotment Criteria	We, the Selling Shareholder and the Managers will adhere to the "Principles for the Allotment of New Share Issues to Retail Investors" (*Grundsätze für die Zuteilung von Aktienemissionen an Privatanleger*) issued on June 7, 2000 by the Exchange Commission of Experts (*Börsensachverständigenkommission*) of the German Federal Ministry of Finance (*Bundesministerium der Finanzen*). Any allotment made under the Offering to retail investors in Germany will be made by applying criteria to all the Managers and their affiliated institutions.

Preferential Allotment	We allocated, on a preferential basis, approximately 1.4% of the total volume of the Offering as set forth below: As part of the Offering, we offered to employees of our Group in Germany (including members of our management board (*Vorstand*)) the opportunity to purchase, on a preferential basis and subject to the provisions governing the tax-exempt transfer of equity participations to employees (*steuerfreie Überlassung von Vermögensbeteiligungen an Arbeitnehmer*), shares with a value of up to €450 per employee at a discount of up to €135 per employee. Of the total number of shares allocated on a preferential basis, these shares represent approximately 11%. Employees who purchase shares at a price discount are obligated to hold such shares until December 31, 2005. As part of the Offering, we offered to employees of our Group in Germany (including members of the management board) the opportunity to purchase, on a preferential basis, shares with a value of up to €2,000 per employee at a discounted offer price of €16.80. The minimum subscription amount was €200. Of the total number of shares allocated on a preferential basis, these shares represent approximately 25%. Employees who purchase shares at a price discount are obligated to hold such shares until December 31, 2005. As part of the Offering, we additionally have offered to employees of our Group in Germany (including members of the management board) the opportunity to purchase further shares on a preferential basis. Employees and members of our management board who purchase such shares are obligated to hold the shares until June 30, 2005. As part of the Offering, we furthermore have offered to members of our supervisory board (*Aufsichtsrat*) the opportunity to purchase, on a preferential basis, shares at the Offer Price. Members of our supervisory board who purchase such shares are obligated to hold the shares until June 30, 2005. As part of the Offering, we furthermore have offered to a limited partnership formed by KKR for the benefit of its executives and employees and those of certain affiliated companies and persons the opportunity to purchase, on a preferential basis, shares at the Offer Price. Such preferential allotment is limited to shares with an aggregate value of €5 million.
Stock Exchange Listing	Our shares were admitted to trading on the Official Market Segment (*Amtlicher Markt*) of the Frankfurt Stock Exchange (*Frankfurter Wertpapierbörse*) (the "Frankfurt Stock Exchange") with trading on the sub-segment of the official market segment with additional post-admission obligations (Prime Standard) on June 3, 2005. Trading is expected to commence on June 6, 2005.
Lock-up Agreement	We, the Selling Shareholder and our other shareholder Blade Management Beteiligungs GmbH & Co. KG are obligated vis-à-vis the Managers, for a period of six months following admission of our shares to trading, not to effect certain measures which could have an effect on the market for our shares, without the prior written consent of the Joint Bookrunners (for further information on the lock-up agreement, see "The Offering—Lock-up Agreement").
International Securities Identification Number (ISIN)	DE000A0D9PT0

German Securities Identification Number (*Wertpapierkennnummer* —WKN)	A0D 9PT
Common Code	021997102
Trading Symbol	MTX

The Offering

THE OFFERING, TIMETABLE AND PUBLICATIONS

The Offering comprises up to 35,650,000 ordinary registered shares with no par value (no par value shares), consisting of 15,000,000 New Shares and 16,000,000 Existing Shares from the holdings of the Selling Shareholder as well as up to 4,650,000 Existing Shares from the holdings of the Selling Shareholder with a view to potential over-allotments.

The Offering consists of a public offering of the New Shares and the Existing Shares in the Federal Republic of Germany and private placements outside the Federal Republic of Germany by the Managers under the management of the Joint Bookrunners.

In the United States, the New Shares and the Existing Shares are being sold solely to qualified institutional buyers as part of a private placement in reliance on Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act"). A preferential allotment of shares to a limited partnership formed by KKR for the benefit of its executives and employees and those of certain affiliated companies and persons, is being made pursuant to another private placement exemption from the registration requirements of the Securities Act. Outside the United States, the shares are being sold in reliance on Regulation S under the Securities Act. Our shares will not be registered pursuant to Section 5 of the Securities Act.

In addition to the Joint Bookrunners, the Managers are Bayerische Hypo- und Vereinsbank AG, Cazenove AG and Commerzbank Aktiengesellschaft as co-lead managers and BNP Paribas and Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien as co-managers. Deutsche Bank subscribed for 15,000,000 New Shares in its own name but for the account of the Managers, who purchased the New Shares together with the Existing Shares, with the obligation to place them as part of the Offering.

Offer Price and allotment

The Offer Price is set forth on the cover page of this Offering Circular.

The Offer Price was determined by us, the Selling Shareholder and the Joint Bookrunners on the basis of an order book as part of the bookbuilding process on the evening of June 3, 2005. Beginning on June 6, 2005, investors who have submitted their purchase order via a Manager are expected to be able to request information regarding the number of shares allotted to them from such Manager. Payment of the Offer Price is expected to be due on June 8, 2005 against delivery of the Offered Shares.

The timetable for the Offering is as follows:

May 25, 2005	Commencement of the offering period
June 3, 2005	Listing order (*Zulassungsbeschluss*) issued by the Frankfurt Stock Exchange
June 3, 2005	Last day of the offering period
June 3, 2005	Determination of the Offer Price and allotment of the shares
June 3, 2005	Publication of the Offer Price via electronic media such as Reuters
June 4, 2005	Publication of the notification (*Hinweisbekanntmachung*) of availability of the Offering Circular
June 6, 2005	Publication of the Offer Price in the *Frankfurter Allgemeine Zeitung*
June 6, 2005	Commencement of trading
June 8, 2005	Book-entry delivery of shares against payment of the Offer Price

Selling Shareholder

Prior to the Offering, approximately 91.86% of our share capital was held by the Selling Shareholder and approximately 8.14% by Blade Management Beteiligungs GmbH & Co. KG (the "Participation Partnership") (see "General Information on the Company—Shareholder Structure (prior to and following

the Offering)"). The subscription rights of the shareholders were excluded pursuant to a resolution of the extraordinary shareholders' meeting adopted on May 30, 2005, concerning the capital increase.

Blade Lux Holding One S.à r.l., Luxembourg, a company with limited liability incorporated under the laws of Luxembourg, is the sole shareholder of the Selling Shareholder. The shareholders of Blade Lux Holding One S.à r.l. are KKR European Fund, Limited Partnership (75%), KKR Millenium Fund (Overseas), Limited Partnership (24.04%) and KKR Partners (International), Limited Partnership (0.96%).

The Selling Shareholder has agreed to sell 16,000,000 Existing Shares in the Offering. In addition, the Managers have the option to purchase up to 4,650,000 additional Existing Shares from the Selling Shareholder to cover increased allotments ("Greenshoe Shares"). See "The Offering—Stabilization, Over-allotment and Greenshoe Option"). Assuming all of the Offering is placed and the Greenshoe Option is exercised in full, the Selling Shareholder will hold approximately 29.3% of our share capital following the Offering. Assuming all of the New Shares are placed in the Offering, the Participation Partnership will hold approximately 5.9% of our share capital following the Offering.

Share capital following completion of the Capital Increase

Our share capital following completion and registration of the Capital Increase is €55,000,000.

Percentage of share capital offered (following completion of the Capital Increase)

Taking into account the Capital Increase, which was approved by a resolution passed on May 30, 2005 by an extraordinary shareholders' meeting, up to 56.4% of our shares (64.8% if the Greenshoe Option is exercised in full) are being sold as part of the Offering.

Delivery and Settlement

Delivery of the Offered Shares against payment of the Offer Price is expected to take place on June 8, 2005. The shares are represented by one or more global certificates without global dividend coupons, which have been deposited with Clearstream Banking AG, Frankfurt am Main. At the option of investors, shares purchased in the Offering will be credited in their name to an account of a participating bank of Clearstream Banking AG, Frankfurt am Main, or the account of a participant in the Euroclear S.A./N.V system or Clearstream Banking S.A., Luxembourg.

GENERAL AND SPECIFIC INFORMATION CONCERNING THE SHARES

Voting rights

Each share carries one vote at the shareholders' meeting. There are no restrictions on voting rights.

Dividend rights

The New Shares and the Existing Shares carry full dividend rights as from January 1, 2005, i.e. for the entire fiscal year 2005 and all subsequent fiscal years.

Form and certification of the shares

All of our shares are issued as ordinary registered shares with no par value (no par value shares). The shares are represented by one or more global certificates without global dividend coupons, which have been deposited at Clearstream Banking AG, Frankfurt am Main, acting as securities clearing and depositary bank. Pursuant to Section 4(4) of our articles of association, shareholders are not entitled to receive physical share certificates for their respective shareholdings.

ISIN/Common Code/Stock exchange symbol

International Securities Identification Number (ISIN)	DE000A0D9PT0
German Securities Identification Number (*Wertpapierkennnummer*) (WKN)	A0D 9PT
Common Code	021997102
Stock exchange symbol	MTX

STABILIZATION, OVER-ALLOTMENT AND GREENSHOE OPTION

In connection with the placement of our shares, UBS Limited is acting as stabilization manager (the "Stabilization Manager"), and may, either by itself or through an affiliated company, take action (pursuant to Section 5 of the German Regulation on the Prohibition of Market Manipulation (*Verordnung zur Konkretisierung des Verbots der Marktmanipulation*) in conjunction with Section 20a(3) of the German Securities Trading Act (*Wertpapierhandelgesetz*) and Regulation (EC) 2273/2003 of the European Commission (December 22, 2003)) aimed at stabilizing the stock exchange or market price of our shares ("Stabilization Measures"). The Stabilization Manager is not obligated to take any such Stabilization Measures, and therefore no assurance can be given that such Stabilization Measures will be taken. Should Stabilization Measures be taken, they may be terminated at any time and without prior notice. Stabilization Measures may be taken as of the date our shares are first listed on the Frankfurt Stock Exchange and must be completed no later than 30 calendar days after such date (the "Stabilization Period").

Stabilization Measures can result in a stock exchange or market price of our shares that is higher than would be the case in the absence of such measures. In addition, Stabilization Measures may result in a stock exchange or market price at a level that is not sustainable over the long term.

Within one week after the end of the Stabilization Period, a press release will be published, pursuant to Article 9(3) of Regulation (EC) 2273/2003 of the European Commission from December 22, 2003, in the *Frankfurter Allgemeine Zeitung* announcing whether any Stabilization Measures have been effected, the date on which Stabilization Measures were first effected and the date of the last Stabilization Measure, as well as the range of prices within which Stabilization Measures have been effected. In the event of any over-allotment or exercise of the Greenshoe Option, the dates of the exercise and execution thereof, as well as the type and quantity of the respective shares will likewise be publicly announced.

In the view of the possible Stabilization Measures, and in addition to the 31,000,000 shares of the Company being offered, additional shares of the Company amounting to up to 4,650,000 may be allocated to investors in the Offering (so-called "Over-Allotment"). The shares of the Company necessary to implement an Over-Allotment have been temporarily made available to UBS Limited in its capacity as the Stabilization Manager free of charge by way of a securities loan.

In this connection, the Selling Shareholder has granted the Managers the option, exercisable for 30 calendar days following the listing of the shares of the Company on the Frankfurt Stock Exchange, to purchase up to 4,650,000 additional shares (i.e., up to 15% of the number of shares offered) at the Offer Price, less agreed commissions (the "Greenshoe Option"). The Greenshoe Option may be exercised only to the extent that the shares were placed by way of the Over-Allotment, reduced by the number of shares that were acquired by UBS Limited in its capacity as Stabilization Manager.

Any exercise of the Over-Allotment or Greenshoe Option will be made in accordance with Regulation (EC) 2273/2003 of the European Commission from December 22, 2003, and the relevant dates of the exercise and execution thereof and the type and quantity of the respective shares will be publicly announced without undue delay in the same manner as an announcement of Stabilization Measures, as described above.

GENERAL ALLOTMENT CRITERIA

We, the Selling Shareholder and the Managers have not entered into any agreement relating to the allotment method, except for the preferential allotment to employees, managers, and management and supervisory board members of the Company and to a limited partnership formed by KKR for the benefit of its executives and those of certain affiliated companies and persons as described in the next section. We, the Selling Shareholder and the Managers will adhere to the "Principles for the Allotment of New Share Issues to Retail Investors" (*Grundsätze für die Zuteilung von Aktienemissionen an Privatanleger*) issued on June 7, 2000 by the Exchange Commission of Experts (*Börsensachverständigenkommission*) of the Federal Ministry of Finance (*Bundesministerium der Finanzen*) (the "Allotment Principles"). After the end of the offering period, we, the Selling Shareholder and the Managers will determine the specific details of the allotment method and publish such details in accordance with the Allotment Principles. Any allotments made to retail

investors in Germany as part of the Offering will be performed by applying uniform criteria to all the Managers and their affiliated insitutions.

PREFERENTIAL ALLOTMENT

We have allocated, on a preferential basis, approximately 1.4% of the total volume of the Offering as set forth below:

As part of the Offering, we offered to employees of the MTU Aero Engines Group in Germany (including members of the management board) the opportunity to purchase, on a preferential basis and subject to the provisions governing the tax-exempt transfer of equity participations to employees (*steuerfreie Überlassung von Vermögensbeteiligungen an Arbeitnehmer*), shares with a value of up to €450 per employee at a discount of up to €135 per employee. Of the total number of shares allocated on a preferential basis, these shares represent approximately 11%. Employees who purchase shares at a price discount are obligated to hold such shares until December 31, 2005.

We offered to employees of the MTU Aero Engines Group in Germany (including members of the management board) the opportunity to purchase, on a preferential basis, shares with a value of up to €2,000 per employee at a discounted offer price of €16.80. The minimum subscription amount is €200. Of the total number of shares allocated on a preferential basis, these shares represent approximately 25%. Employees who purchase shares at a price discount are obligated to hold such shares until December 31, 2005.

In addition, we have offered to employees of the MTU Aero Engines Group in Germany (including members of the management board) the opportunity to purchase further shares on a preferential basis. Employees and members of the management board who purchase such shares are obligated to hold the shares until June 30, 2005.

We also have offered to members of our supervisory board the opportunity to purchase, on a preferential basis, shares at the Offer Price. Members of the supervisory board who purchase such shares are obligated to hold the shares until June 30, 2005.

Finally, we have offered to a limited partnership formed by KKR for the benefit of its executives and employees and those of certain affiliated companies and persons the opportunity to purchase, on a preferential basis, shares at the Offer Price. Such preferential allotment is limited to shares with an aggregate value of €5 million.

TRANSFERABILITY

Our shares are freely transferable in accordance with the regulations governing the transfer of ordinary registered shares with no par value.

LOCK-UP AGREEMENT

We (and our management board and supervisory board with regard to (i) and (ii) below) have agreed with the Managers that, within a period of six months following the listing of our shares on the Frankfurt Stock Exchange, we will not, without the prior written consent of the Joint Bookrunners,

(i) announce or implement any capital increase from authorized capital; or

(ii) propose any resolution at our shareholders' meeting to increase our capital; or

(iii) except for the issue of shares or options to managers or employees of the Company or one of its subsidiaries in the context of a share option scheme or in connection with transactions aimed at securing obligations arising from such options, directly or indirectly, grant, offer, pledge, allot, issue, sell, obligate ourselves to sell, sell any option to purchase, purchase any option for the sale of or otherwise deliver or dispose of any of our shares or other securities that may be converted into or exchanged for our shares or contain the right to purchase our shares, nor enter into or execute any transactions (including swap transactions) by which the commercial risk associated with the

shareholding is transferred to a third party, either in whole or in part, regardless of whether the obligations arising under these transactions are to be satisfied through the delivery of shares, monetary payment or any other performance.

This shall not apply to shares which are the subject of this Offering Circular or which the Company sells in the context of an acquisition, provided that the purchaser of such shares becomes subject to the lockup restrictions applying to the Selling Shareholder as outlined below.

Furthermore, the Selling Shareholder and the Participation Partnership have agreed with the Managers that, within a period of six months following the listing of our shares on the Frankfurt Stock Exchange, they will not, without the prior written consent of the Joint Bookrunners,

(iv) offer, pledge, sell, obligate themselves to sell, sell an option for the purchase of, purchase an option for the sale of or otherwise deliver or dispose of, directly or indirectly, any of the other shares of us which they hold or other securities that may be converted into or exchanged for our shares; or

(v) execute any transactions (including swap transactions) transferring the commercial risk associated with holding shares to a third party, either in whole or in part,

regardless of whether the obligations arising under these transactions are to be satisfied through the delivery of shares, monetary payment or any other performance;

(vi) exercise any rights aimed at a registration of our shares or other securities that may be converted into or exchanged for our shares pursuant to the Securities Act or request any such registration rights; and

(vii) initiate, vote for or in any other way support an increase in our capital.

The aforementioned obligations shall not apply to any transfer of our shares to any affiliate of the Selling Shareholder, provided that such affiliate shall be bound by the aforementioned obligations.

STOCK EXCHANGE LISTING

Our registered share capital of €55,000,000 was admitted to trading on the Official Market Segment (*Amtlicher Markt*) of the Frankfurt Stock Exchange and to the sub-segment of the official market segment with additional post-admission obligations (Prime Standard) on June 3, 2005. Trading is expected to commence on June 6, 2005.

DESIGNATED SPONSORS

UBS Limited, London, Deutsche Bank Aktiengesellschaft, Frankfurt am Main, and Goldman Sachs International, London, are assuming the function of designated sponsor. In setting binding prices for the purchase and sale of the shares, the designated sponsor ensures, in particular, higher liquidity of the shares.

USE OF PROCEEDS

In connection with the Offering, we will receive the proceeds generated from the Capital Increase less the costs of the Offering which will be paid by us. The gross proceeds from the sale of the shares out of the Capital Increase will amount to approximately €315.0 million. The Managers' commission to be paid by us are estimated to amount to approximately €11.3 million. We estimate that we will incur other costs related to the Offering in an amount of up to approximately €15.8 million (including costs of approximately €0.8 million for the preferential allotment to employees).

We intend to use the majority of the net proceeds of approximately €287.9 to reduce indebtedness. In particular, we intend to repay a loan granted by the seller of MTU Aero Engines GmbH on December 31, 2003 in connection with the acquisition of the predecessor of MTU Aero Engines GmbH (as described in detail in "General Information on the Company—Company History") by us and our subsidiaries from the seller of MTU Aero Engines GmbH (the "Vendor Loan"), including accrued interest, which repayment is, pursuant to the underlying loan agreement, permissible without incurrence of a prepayment penalty. This loan, the outstanding balance of which was approximately €188.3 million as of March 31, 2005, including

accrued interest, was granted to MTU Aero Engines Dritte Holding GmbH, a former indirect subsidiary of us. Upon registration with the commercial register (*Handelsregister*) on May 10, 2005, MTU Aero Engines Dritte Holding GmbH merged with MTU Aero Engines Zweite Holding GmbH, our former direct subsidiary, whereby the indebtedness under the Vendor Loan was transferred to MTU Aero Engines Zweite Holding GmbH. Upon registration with the commercial register (*Handelsregister*) on May 10, 2005, MTU Aero Engines Zweite Holding GmbH merged with the Company, whereby the indebtedness arising from the Vendor Loan was transferred to us. For more information on these mergers, see "General Information on the Company—Company History"). We also intend to repay a shareholder loan, including accrued interest, granted by the Selling Shareholder on December 17, 2003. This shareholder loan originally amounted to €69.0 million. In 2004, we repaid approximately €1.4 million of this loan. On March 25, 2005, the loan was increased by approximately €1.6 million, and as of March 31, 2005 the outstanding balance was approximately €71.7 million. The interest rate of the loan is 3% per annum. See "Business Transactions and Legal Relationships with Related Parties." We intend to use the remainder of the net proceeds for general corporate purposes, including for a potential further reduction of indebtedness.

The Selling Shareholder will receive the net proceeds generated from the sale of the Existing Shares.

Risk Factors

You should carefully consider the risks described below as well as the other information contained in this Offering Circular before making an investment decision. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In any such case, the market price of our shares may be materially adversely affected and you may lose all or part of your original investment.

The risks described below are not the only risks we and our domestic and foreign subsidiaries and affiliates face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or results of operations. The order of the risks described below is not intended to be an indication of the probability of their occurrence or the magnitude of the risk.

We have grouped some of the risks below according to the business units to which they most relate. However, some risks that relate most to one business unit may also be relevant to other units or the business as a whole.

RISKS RELATED TO OUR BUSINESS

General

We operate in a competitive business environment and, as a result, our market share and business position may be adversely affected by factors beyond our control.

There is intense competition in the aero engine modules and component industry. We face this competition in each aspect of our business.

Certain aero engine programs in which we participate through our Commercial Business and Military Business units face competition from other aero engine programs for installation on the same aircraft. Accordingly, our success is dependent, in part, upon the ability of our OEM partners to win business from airlines and governments for engine programs in which we participate. We also face competition for involvement in such programs, both from other component manufacturers, such as ourselves, and also from the OEMs themselves, who may choose to source components and parts in-house rather than by obtaining them from us.

In addition, we face competition for the sale of engine parts and components in the aftermarket, which accounts for a significant part of our profits. Among our competitors for this business are suppliers of Part Manufacturer Approval, or "PMA," parts, generic parts that are nearly identical in design and functionality to original parts, approved for use by the Federal Aviation Authority (the "FAA"). PMA parts are rapidly gaining market share. While we believe that our business as a whole is currently not materially affected by competition from PMA parts manufacturers, PMA parts manufacturers have been successfully competing for our spare parts business with respect to individual, typically more mature, engine programs. We may face increasing competition from PMA parts manufacturers in the future. In addition, we face increasing competition from Designated Engineering Representative ("DER") repairs, which are non-OEM repair processes that are usually developed by independent parts repair specialists and approved by the FAA. See "Business—Competition—Commercial aero engines, engine modules and components and spare parts."

Finally, we face competition in our Commercial MRO business. As an independent provider of MRO services, we compete against airline-in-house MRO service providers, who have an affiliation with many of our potential customers. Our other main source of competition is the MRO service units of the OEMs. The OEMs possess certain advantages in the MRO field, partly because of their ability to link MRO service contracts with airlines to the sale of engines to those airlines. The commercial MRO sector has seen a dramatic increase in the market share enjoyed by OEMs, and OEMs have been particularly successful in negotiating for long-term MRO service agreements (typically for a duration of about ten years) in connection with new engine sales. In addition, our MRO services are subject to increasing competition from PMA parts. See "Business—Competition—Commercial MRO."

Our principal competitors in our Commercial Business and Military Business units are the major OEMs, Pratt & Whitney, General Electric, Rolls-Royce and Snecma. Other key competitors include Ishikawajima-Harime Heavy Industries ("IHI"), Avio, Volvo Aero and Industria de Turbo Propulsores, S.A. ("ITP").

Our competitors may have greater resources than we have, and therefore may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the promotion and sale of their products than we can. Providers of components and parts have traditionally competed on the basis of cost, technology, quality and service. We believe that developing and maintaining a competitive advantage will require continued investment in product development, technology, engineering, program investments and sales and marketing. We may not have sufficient resources to make the necessary investments to allow us to compete successfully.

Any of these factors could materially adversely affect our business, financial condition or results of operations.

We rely heavily on certain customers.

Our five largest customers in the year ended December 31, 2004 were Pratt & Whitney, General Electric, IAE (consisting of Pratt & Whitney, Rolls-Royce, Japanese Aero Engines Corp. and MTU Aero Engines), Turbo-Union, Ltd. (Rolls-Royce, MTU Aero Engines and Avio) and Eurojet Turbo GmbH (Rolls-Royce, MTU Aero Engines, Avio and ITP). These customers accounted for approximately 18%, 17%, 12%, 10% and 7%, respectively, of our total revenue from sales and services, or 64% of our total revenue from sales and services for that period. The ability of these and other of our OEM customers and alliances in which we participate to win aero engine business has a direct effect on our revenues. In addition, although we have entered into long-term collaborations with various OEMs and other market participants, those collaborations are terminable at will or on a relatively short timeframe by the OEMs under certain circumstances, such as certain changes in the ownership of our voting stock. The loss of any of our major customers could materially adversely affect our business, financial condition or results of operations.

In addition, a significant reduction in purchases from any of the key end customers of our products (primarily commercial airlines, cargo operators and leasing companies) or financial difficulties experienced by any such customer could materially adversely affect our business, financial condition or results of operations.

Our military business is substantially dependent on the German and other European governments' continuing commitment to their military procurement programs. See "—Military Business—A decline in German or other European defense budgets, changes in funding priorities, or delays in aircraft production relating to the programs in which we participate may adversely affect our sales of engine modules and components used on military aircraft and our customers' sales of military aircraft and may reduce our revenues and increase our costs."

Any significant disruption in our supply from key vendors could delay production and adversely affect our sales.

We are highly dependent on the availability of essential components, finished products, services and raw materials that we purchase from our suppliers, some of which may be available only from limited or sole sources. In addition, many of our suppliers (particularly for items such as highly complex forgings and castings) have limited production capacities and require long lead times for the production of goods, which requires us to be able to predict our future needs for these items. In many cases, our suppliers are the only practicable source for the relevant products, and we would be unable to obtain replacement products at reasonable prices or at all in the event that our requirements exceeded availability from our current suppliers. Moreover, we are dependent upon the ability of our suppliers to provide components, finished products, services and raw materials that meet specifications, quality standards and delivery schedules. The price of many of the raw materials we use can fluctuate widely for a variety of reasons, including changes in availability, major capacity additions or reductions, or significant facility operating problems. These fluctuations limit our ability to accurately forecast future raw material costs and hence our manufacturing costs and profitability. In addition, we are not able to pass raw material cost increases through to our partners under RRSP agreements or our customers under certain long-term agreements, and we are not always able to pass cost increases through to other customers. Furthermore, many of our suppliers may be

able to pass on a part of the raw material cost increases to us. Difficulties we encounter with suppliers could adversely affect our production schedules, reputation and profitability as well as our business, financial condition or results of operations.

Our largest suppliers for purposes of commercial and military aero engine manufacturing are Leistritz Turbomaschinen Technik GmbH and Aerotech Peissenberg GmbH & Co. KG, who collectively represent approximately 30% of our supplier volume for aero engine manufacturing in 2004 based on management estimates.

Our largest suppliers for commercial MRO are IAE and General Electric. In 2004, purchases of goods from IAE and General Electric represented approximately 42% of our purchases from suppliers for commercial MRO based on management estimates.

Our success depends in part on our research and development initiatives which may fail to meet the needs of customers on a timely or cost-effective basis.

We fund our research and development activities from three sources: our own cash flow, government funding and, to a very limited extent, our commercial customers.

In the period from 2001 to 2003, we increased company-funded research and development expenditure dramatically as we invested in new projects, with expenditures for the years 2002 and 2003 equaling €129 million (approximately 5.9% of revenues) and €171 million (approximately 8.8% of revenues), respectively. In 2004, company-sponsored research and development expenditure amounted to €156 million (approximately 8.1% of revenues). A large portion of these expenditures related to the development costs of two major engine programs, namely, the GP7000 (Airbus A380) and the PW6000 (Airbus A318).

We cannot assure you that the significant capital expended on our research and development efforts will create new sales opportunities or increases in productivity that are commensurate with the level of resources invested. In addition, we may develop specific technologies and capabilities in anticipation of customers pursuing new programs. If any such programs do not go forward on schedule or at all, we may be unable to recover our research and development costs and the related capital expenditures incurred in anticipation of such programs. If we are unable to recover these costs or expenditures or if any such programs do not progress as expected, our business, financial condition or results of operations could be materially adversely affected. Moreover, in the event that we are unable to produce the technological or design contribution required of us under an RRSP or similar arrangement, we may incur additional costs necessary to satisfy such obligations or be required to make substantial cash payments under the RRSP in lieu of our technological or design contribution. In addition, we may be required to pay penalties to our RRSP partners if we fail to meet delivery schedules or specific development targets.

We depend on key personnel and may not be able to retain those employees or recruit additional qualified personnel.

We believe that our future success depends, in part, on the services provided by our key employees such as engineers or other skilled professionals. There are few sources for new employees with the requisite skills for many of our key positions. Competition for such employees has intensified in recent years and may become even more intense in the future. We believe that our technological expertise has made some of our existing employees attractive to competitors or other employers. Our ability to implement our business plan is dependent on our ability to hire and retain technically skilled personnel. Our failure to recruit and retain qualified employees could have a material adverse effect on our business, financial condition or results of operations, and may impair our ability to obtain future contracts.

Because our assets, liabilities, revenues and costs are denominated in multiple currencies, we are vulnerable to exchange rate fluctuations.

Our reporting currency is the euro. We conduct, and will continue to conduct, transactions in currencies other than the euro, particularly U.S. dollars. As a result, we are vulnerable to foreign exchange rate fluctuations because:

- we incur the majority of our manufacturing costs in euro and generate most of our revenues in U.S. dollars and other currencies; therefore, a further strengthening of the euro relative to the U.S. dollar and

such other currencies in which we receive revenues could negatively impact our operating margins and cash flows; and

- a portion of our assets, liabilities, revenues and costs are denominated in various currencies other than euro; as a result, our financial position and operating results, which are reported in euro, are affected by currency exchange rate fluctuations.

We have adopted hedging policies to limit our exposure to exchange rate fluctuations between the U.S. dollar and the euro. In the year ended December 31, 2004, our net foreign exchange exposure (after taking debt repayments into account) of $195 million was hedged to a degree of 100% with an average hedge rate of 1.2553. However, movements of the exchange rate of the euro against the U.S. dollar and other currencies may continue to have a negative impact on our reported results. Currency fluctuations also have and could continue to have a significant effect on the comparability of performance between financial periods. Our exchange rate hedging strategies may not be successful for various reasons. As a result, our business, financial condition or results of operations may be materially adversely affected.

Product liability claims, including defects in items produced by others, and the cost of insurance may adversely affect our financial condition.
Our operations expose us to potential liability for personal injury, death or damage to property as a result of the failure of an aircraft component designed, developed, manufactured or delivered by us or any of our RRSP partners, including those related to aftermarket activities. Most of our consortium and RRSP contracts provide that liabilities arising out of claims by third parties are borne by the consortia or risk and revenue sharing partners in proportion to their respective contribution to the consortium or program, irrespective of the individual partner's fault. In addition, the lead manager of the program (usually, an OEM) generally has the right to settle or resolve third party claims unilaterally on behalf of the program participants. As a result of these factors, we may be faced with material liability for problems not directly related to our products' performance and over which we have little or no control.

As a condition of our participation in the RRSP, most of our RRSP contracts require that we purchase insurance to cover our potential liabilities arising out of such arrangements. Such insurance is expensive, and in the future may not be available to us at a reasonable cost. In addition, our insurance generally does not cover us from all liabilities that could arise under RRSPs, such as penalties arising from delays. Any material liability not covered by insurance or for which sufficient third-party indemnification is not available could have a material adverse effect on our business, financial condition or results of operations.

We may incur significant costs due to environmental liabilities, which could have a material adverse effect on our business, financial condition or results of operations.
Our facilities and operations are subject to environmental and occupational health and safety laws and regulations in each of the jurisdictions in which we operate. We may not always be in compliance with these requirements, and as a result could potentially be subject to significant fines or penalties, including criminal sanctions. Some of our operations require permits or licenses intended to prevent or reduce pollution, and these permits are subject to renewal, modification, suspension and revocation by issuing authorities. We have made, and will continue to make, capital and other expenditures in order to achieve or maintain compliance with these laws and regulations.

Under some laws, owners and operators of contaminated properties can be held responsible for the cost of investigating and remediating contamination, regardless of whether they caused the contamination. Some of our facilities have a long history of industrial activity, by us as well as other entities, and remediation might be required in connection with contamination that occurred prior to our use of the site. In the future, we could incur significant costs if historical or new contamination is discovered at our facilities or at off-site locations where we send waste. In addition, the enactment of new laws or stricter enforcement of existing laws may require us to make additional expenditures or subject us to unexpected liabilities, which could materially adversely affect our business, financial condition or results of operations.

We face certain risks with respect to future acquisitions.
We may pursue acquisitions in the future that we believe will present opportunities to realize synergies or cost savings and increase our market position. Such acquisitions could result in the incurrence of debt and an increase in interest expense. In addition, acquisitions involve numerous risks, including difficulties in the

assimilation of the operations, technologies, services and products of the acquired companies and the diversion of management's attention from other business concerns. For all these reasons, if any such acquisitions occur, our business, financial condition or results of operations could be materially adversely affected.

Our operating subsidiaries are subject to restrictive debt covenants, which limit our operating flexibility.

The indenture governing the Senior Notes contains covenants significantly restricting the ability of certain of our subsidiaries, among other things:

- to pay dividends or make other distributions or grant loans;
- to incur or guarantee indebtedness;
- to make investments or certain other payments;
- to create liens or other security interests;
- to enter into agreements that restrict their ability to pay dividends; and
- to consolidate, merge or sell all or substantially all of their assets.

Although the restrictions imposed by these covenants are comparable to those of debt securities similar to the Senior Notes and the covenants contain a number of exemptions and carve outs, the covenants could limit our ability to finance our future operations and capital needs, our ability to pursue acquisitions and other business activities that may be in our interest, and our ability to pay dividends and repurchase shares from our shareholders. These restrictions could materially adversely affect our business, financial condition or results of operations.

Many of our agreements contain non-compete provisions that prevent us from participating in programs or providing modules and components for aero engines that compete with aero engine programs in which we participate. They also contain change of control clauses. These provisions may restrict the future development of our business.

In our Commercial Business and Military Business, we are party to several agreements, including our General Collaboration Agreement with Pratt & Whitney and many of the RRSPs that we have entered into with OEMs, that prevent us from entering into arrangements with third parties in connection with programs that compete with our current aero engine programs (or relating to aero engines that meet certain engine thrust criteria), or that may prohibit us from providing modules and components to programs relating to aero engines that compete with the relevant aero engines.

These provisions may prevent us from participating in new aero engine programs, some of which may represent greater opportunities than the programs in which we currently participate. Such provisions also have the effect of linking our engine revenues to the success of our partners' programs. Such restrictions can last 20 to 25 years for individual engine programs or for the life of a program. As a result, we may be unable to take advantage of significant business opportunities that arise, and the future development of our Commercial Business and Military Business units may be inhibited, which could materially adversely affect our business, financial condition or results of operations.

In addition, many of our Commercial Business, Commercial MRO and Military Business agreements contain clauses that give our counterparty an option to terminate the agreement upon certain changes of control. For example, a number of our agreements give our counterparty the right to terminate or modify the agreement if one of their material competitors acquires a certain percentage of our voting stock (typically 25-30% of our outstanding stock). No measures have been or will be implemented to ensure that these change of control provisions are not triggered by purchases of our shares in the secondary market. Although German securities laws require a party acquiring in excess of 5%, 10%, 25%, 50% or 75% of our voting stock to notify us of any such acquisition, we would not be able to prevent an acquirer of our shares from crossing the relevant threshold. In the event that a change of control were to occur, either deliberately or inadvertently, as a result of the purchase of any of our shares in the secondary market, we could lose valuable relationships with our partners, as well as revenues, which could have a material adverse effect on our business, financial condition, results of operations or prospects.

Commercial Business

A significant portion of our commercial engine revenues are derived from RRSP contracts. These contracts may expose us to significant risks, including a lack of control over the activities covered by the RRSP and losses arising from up-front design and development costs, cost overruns, warranties, guarantees and penalties. Any of these factors could have a materially adverse effect on our business, financial condition or results of operations.

We have entered into a number of RRSP contracts with OEMs, including Pratt & Whitney, General Electric and, through our participation in the IAE consortium, Rolls-Royce, relating to the development, production and sale of commercial aircraft engines. Pursuant to these contracts, we contribute to the development and production of new engine programs, and in return are entitled to a share of the revenues generated by sales of engines, components and spare parts.

While we believe these contracts are an important means of doing business and building long-term relationships with OEMs, they contain inherent risks. In particular:

- the OEM controls the end customer relationship throughout the lifetime of an engine program, including with respect to such matters as setting prices for engines and spare parts, granting concessions (including the financing of engine and aircraft purchases in ways that may ultimately provide for recourse to us under the RRSP contract), providing guarantees and establishing and amending warranty and other after-market service policies. Therefore, among other things, the OEM has control over the revenues that will be derived from sales, and our ability to predict our revenues and profits will be limited to the extent that the OEM determines to depart from any previously established pricing, discounting or service policy;
- RRSP contracts generally give the OEM broad discretion to control many other aspects of the collaboration, including, among other things, the right to make program changes, including design changes that may be at our sole expense; to determine whether to develop new engine models and the allocation of responsibility for any such development; to make adjustments for matters such as excessive overhead expenses or for our under- or over-contribution to a program in any year; and to deal with, defend against or settle claims brought by third parties, including those for which we may have liability;
- we have limited audit rights under RRSPs. As a result, we are not able to fully monitor whether OEMs comply fully with their obligations, or fairly exercise their rights, under RRSPs;
- OEMs may employ repair processes that do not use our spare parts, which would adversely affect spare parts sales;
- we are required to make significant upfront expenditures to design and develop the components of the engine for which we are allocated design and development responsibility, which expenditures need to be made before any engines have been sold, and hence before there is any certainty about future revenue streams under the engine program;
- similarly, we may be required to make upfront payments (known as entry fees) to OEMs in order to participate in programs, as compensation for development or other efforts already made by the OEMs, again before there is any certainty about future revenue streams under the engine program;
- aircraft manufacturers may require OEMs to make upfront payments to participate in new aircraft programs and to cover a percentage of the airframer's research and development expenditures. The OEMs have begun to pass part of the costs for such payments on to their RRSP partners. We are required to effectively contribute to the OEMs' upfront payments to aircraft manufacturers under our RRSP agreements, even though the success of the aircraft and the engine program in which we participate may be uncertain;
- the value of our contribution (by way of work in designing, developing and producing engine modules and components) is generally fixed, based on cost assumptions established at the time of entering into the contract (with limited adjustments for design changes or extraordinary changes in the costs of raw materials). Thus, if we experience cost overruns in the development or production of parts for which we are responsible, we may not be able to recoup these costs from our program share, and our profits on the engine program may be compromized as a result. If we are unable to make the research and

development contribution required by the program, or if we are not able to meet the specifications required by the program, we may incur additional costs necessary to satisfy such obligations or be required to make up the value of our contribution with cash payments;

- because we cannot control the activities of the OEM or any other participant in the RRSP, any failure by such other parties to perform their obligations may result in an engine that does not meet customer requirements, for example, as to design and performance. To the extent such failures result in penalties, liquidated damages or other third party liabilities, we are generally responsible for our share of such penalties or liabilities, notwithstanding that we are not "at fault";
- aero engine programs may be delayed as a result of the failure of the OEM or any other participant in the RRSP to perform. We would likely experience a delay in revenue from such engine programs, notwithstanding that we have already incurred substantial expenses. Furthermore, the delayed entry to the market may harm an engine's market position. An end customer may decide to terminate the agreement for the purchase of engines in the event of any delays or may claim penalties. To the extent such delays result in penalties, we are generally responsible for an amount of those penalties proportional to our program share;
- some of the RRSP contracts provide the OEM with the right to cancel the relevant engine program at any time. Any such cancellation would generally be on the basis that each participant in the RRSP will bear its own costs and investments without reimbursement from other RRSP participants. Hence, if an engine program were to be cancelled, we would lose all cash contributions that we have made to the program (including entry fees), development and production costs and other program contributions; and
- we assume liability—proportionately to our share in the RRSP—with respect to any guarantees provided by the RRSP in connection with the financing of new engine sales.

Any of these disadvantages may have a material adverse effect on our profitability and financial condition.

Our commercial business is cyclical and sensitive to demand for air transportation and the financial condition of the commercial airline industry. As a result, our business is affected by general economic conditions.

We compete in the aero engine module and component segment of the aerospace industry. Our business is affected by the general health of the global economy, the financial condition of the commercial airline industry and other economic factors that affect the demand for air transportation. Specifically, business with respect to new commercial aero engines is dependent on the demand from passenger airlines for the production of new aircraft. Accordingly, demand for our commercial aero engine products is tied to growth in passenger volume and, in turn, the worldwide airline industry's ability to finance the purchase of new aircraft and the industry's forecasted demand for seats, flights and routes. Similarly, the size and age of the worldwide commercial aircraft fleet and the number of parked aircraft affects the demand for new aircraft and, consequently, for our commercial aero engine products and services. Such factors, in conjunction with evolving economic conditions, cause the market in which we operate to be cyclical to varying degrees, thereby affecting our business, financial condition or results of operations.

Over the past several years, general weakness in the global economy, reduced corporate travel spending, excess capacity in the market for commercial air travel, increased price competition among airlines and significantly increased fuel, security and insurance costs have resulted in many airlines reporting, and continuing to forecast, significant net losses. Moreover, during recent years the airline industry has been adversely affected by the September 11, 2001 terrorist attacks, war in the Middle East, general economic conditions and concerns relating to the transmission of SARS. These terrorist attacks, war and health phenomena, in addition to the generally weak global economy, have adversely affected the business and operations of commercial airlines. Many major air carriers have parked or retired some of their fleets and have reduced workforces and flights to mitigate their large losses. Numerous carriers have rescheduled or cancelled orders for aircraft to be purchased from the major aircraft manufacturers. A number of commercial airlines, including our customer United Airlines, have filed for relief or protection from creditors or declared bankruptcy. Others have sharply curtailed operations or have ceased operations. Any protracted economic slump or future terrorist attacks, war or health concerns or other catastrophic events

could cause airlines to cancel or delay the purchase of new aircraft. Any of these factors could materially adversely affect our business, financial condition or results of operations.

The design and development of aircraft engines is heavily regulated and the failure to comply with applicable laws could reduce our sales or require us to incur additional costs to achieve compliance.

Airworthiness regulatory bodies, including the Federal Aviation Administration ("FAA") in the United States and the European Aviation Safety Agency (the "EASA"; formerly the Joint Aviation Authorities (the "JAA")) in Europe, prescribe standards and qualification requirements for all commercial and general aviation products, including aero engine modules and components, and approve MRO service providers within relevant jurisdictions. Comparable agencies regulate these matters elsewhere. If we fail to qualify or to obtain a required license for one of our products or services or lose a qualification or license previously granted, the sale of that product or service would be prohibited by law until such license is obtained or renewed. In addition, designing new products to meet existing regulatory requirements and retrofitting installed products to comply with new regulatory requirements can be expensive and time consuming.

From time to time, the FAA and EASA or comparable agencies propose new regulations or changes to existing regulations. These new changes or regulations generally cause an increase in the cost of compliance. To the extent the FAA or EASA or comparable agencies implement regulatory changes, we may incur significant additional costs to achieve compliance, which could have a material adverse effect on our business, financial condition or results of operations.

Commercial MRO

Developments in the commercial MRO market may adversely affect the performance of our Commercial MRO unit.

Difficult conditions currently prevail in some sectors of the commercial MRO market, and market conditions may remain difficult due to factors that are beyond our control. The following factors may have a negative impact on our MRO unit:

- There is currently an overcapacity of providers of MRO services. We may not have sufficient resources to compete effectively and our profit margins may be lower than expected;
- Demand for MRO services is linked to aircraft utilization and may be significantly reduced during downturns in passenger travel;
- Due to the downturn in passenger travel in the period from 2001 to 2003, airlines have parked some of the aircraft equipped with engines that we service, particularly older aircraft that require proportionately more maintenance work. In addition, a small number of aircraft have been retired due to these circumstances and may be used as a source for spare parts for active aircraft and their engines;
- OEMs endeavor, and may continue to endeavor, to secure agreements pursuant to which a greater portion of maintenance is performed at their in-house units, thus reducing the opportunities for third-party service providers, like us, to compete for this business;
- We may experience a loss from our "Power by the Hour" contracts pursuant to which we agree to perform maintenance services on engines at prices based on utilization rates and under which we effectively assume the risk of increased maintenance and overhaul costs. This pricing model requires complex analysis of performance conditions when bidding for long-term agreements (including assumptions on future engine usage and shop visit rates), and if this analysis proves to be inaccurate our margins may be negatively affected;
- We have experienced, and we may continue to experience, delays in the collection of, or losses with respect to, receivables from certain of our MRO customers;
- with respect to certain of the MRO services we provide, and in particular with respect to components manufactured by other aero engine component manufacturers, we are dependent on licenses and the know how of business partners. We obtain the relevant licenses and know how from our business partners on the basis of long-term agreements. However, there can be no assurance that these agreements will be renewed in the future and, consequently, that we will generate revenues in the future from MRO services provided pursuant to such agreements; and

- we do not have full control over the joint ventures (50:50 joint ventures) in which we participate. Although these joint ventures were formed to build long-term relationships with our business partners, we cannot assure you that the joint ventures will not be dissolved or terminated prematurely, or that the joint ventures will perform in accordance with our expectations in respect of revenues and the realization of strategic goals. Any dissolution or termination of a joint venture could result in the loss of know how and any competitive advantages based on such know how.

The foregoing factors, many of which are beyond our control, may have a material adverse effect on our business, financial condition or results of operations.

Military Business

A decline in German or other European defense budgets, changes in funding priorities, or delays in aircraft production relating to the programs in which we participate may adversely affect our sales of engine modules and components used on military aircraft and the market for military aircraft and may reduce our revenues and increase our costs.

In recent years, German and other European government defense budgets have been generally reduced. In addition, military sales (including sales of military aero engines) are affected by applicable government regulations (such as competitive bidding policies) and political uncertainties. European defense budgets may be reduced further, and sales of defense related items and services to governments worldwide may decrease. Thus, if there is a decline in defense spending, our business, financial condition or results of operations may be adversely affected.

One of our largest military aero engine platforms, the Eurofighter Typhoon, has had production delays due to development problems unrelated to the EJ200 engine, budgetary pressures experienced by customers and potential redesign work to the aircraft's airframe. While governmental decisions have delayed but not materially affected the Eurofighter Typhoon program in the past, and purchase orders have been placed for Tranche 2 of the aircraft program in December 2004, there can be no assurance that governmental decisions may not adversely affect purchase orders for Tranche 3 of the program and our participation in it.

These budgetary pressures, delays, future delays or other factors (many of which are outside our control) may have a material adverse effect on the Eurofighter Typhoon program and our military business, which could materially adversely affect our business, financial condition or results of operations.

Agreements with governments are subject to detailed rules and regulations, and the entry into such agreements can be subject to administrative and legislative delays.

Governments are significant direct and indirect customers, and we and they are subject to specific government rules and regulations, which can increase the volatility of our business and lead to increased costs.

We supply modules and components to alliances through which we, together with our other alliance partners, develop and manufacture aero engines for military aircraft. Our customers' businesses, and by extension, our business, is affected by the relevant government's continued commitment to programs under contract with our customers. The terms of defense contracts with governments generally permit the government to terminate contracts partially or completely, with or without cause, at any time. Any termination of a significant government contract could have a material adverse effect on our business, financial condition or results of operations or the business of our customers that manufacture military aircraft. Our and our customers' government sales are also subject to changes in government procurement policies. A reduction in expenditures by governments for aircraft using our products, lower margins resulting from increasingly competitive procurement policies, a reduction in the volume of contracts or subcontracts awarded to us, or substantial cost overruns would have an adverse effect on our cash flow and operations. We bear the risk that governments may unilaterally suspend our customers or us from new contracts pending the resolution of alleged violations of procurement or other laws or regulations.

In Germany, military procurement is highly regulated. Procurement is subject to an extensive administrative procedure, based upon a regulatory framework of various laws and regulations. Procurement rules and regulations provide for unilateral termination rights in favor of the German Ministry of Defense, both for

convenience and default. In addition, they allow for the deferral of payments by the German Ministry of Defense in accordance with budget appropriations.

For joint military projects, procurement is generally based on agreements between the participating nations, European procurement directives and, for NATO programs, applicable NATO rules.

In the future, if we fail to qualify under these regulations, or if new and more stringent regulations governing the military aerospace industry were adopted, or industry oversight was heightened, our business, financial condition or results of operations could be materially adversely affected.

Exports of our products for military aero engines are subject to export and import control regulations and offset obligations.
The majority of our Military Business unit's products are subject to German and European export control regulations. In particular, we have to comply with the provisions of the German Foreign Trade Act (*Aussenwirtschaftsgesetz*) and the German War Weapons Control Act (*Kriegswaffenkontrollgesetz*), which regulate the export of certain products, or the export of products to certain countries or persons generally, in light of foreign relations and the security of the European Union and the Federal Republic of Germany. The European Union has implemented uniform regulations regarding the export of "dual use" products. The most common restrictions on exports are embargos, necessary permits for the export of products and reporting obligations vis-à-vis the German Office of Foreign Trade (*Bundesamt für Aussenwirtschaft*). Certain services ancillary to the export of weapons, such as technical support, product maintenance and the training of customer employees, are also subject to regulation by the German Foreign Trade Act.

Violations of these regulations may result in heavy sanctions, including penalties, export prohibitions and criminal liability of our employees. Export control regulations are subject to frequent change, for example due to new resolutions of the United Nations Security Council, political decisions affecting economic relations with other countries (such as China, Iran, Israel and Turkey), as well as new information regarding terrorist activities. Future restrictions and changes to export control regulations could adversely impact our ability to market and export our products, which would have an adverse effect on our business.

Many countries impose offset obligations on their business partners. Pursuant to these obligations, business partners are required to make investments abroad in connection with their business (by, for example, giving business to local suppliers or facilitating imports of similar products to Germany). Offset obligations may be significant and changes to existing offset obligations may adversely affect our ability to export products or the price of exports, which could materially adversely affect our business.

Any of the above factors could materially adversely affect our business, financial condition or results of operations.

RISKS RELATED TO THE OFFERING

Prior to this offering, our shares were not publicly traded. There is no guarantee that a liquid market for our shares will develop or be sustained following the offering, and the price of our shares may be volatile.
Prior to this offering of the shares, there has been no public market for any of our shares. As a consequence, there can be no assurance that an active trading market will develop after this offering or that the share price will not decline below the initial offer price range. The initial offer price range of the shares will be determined by way of a bookbuilding procedure after consultation with the joint global bookrunners and may not be indicative of prices that will prevail on the Frankfurt Stock Exchange. We cannot predict the extent to which investor interest in the shares will lead to the development of a trading market or how liquid that market might become. Investors may experience greater price volatility and less efficient execution of buy and sell orders and may not be able to resell the shares at or above the initial offer price range, or at all.

The price of our shares could be volatile.
Following the offering, the price of our shares could fluctuate significantly, particularly as a result of fluctuations in actual or forecast operating results, changes in earnings forecasts or the failure to meet the profit expectations of securities analysts, changes in general economic conditions or other factors. General

share price volatility could also put pressure on the price of our shares, without this necessarily being directly related to our business, financial condition, results of operations or prospects.

The market price of our shares could be adversely affected by subsequent sales of shares by our current shareholders.

Following completion of this offering, the Selling Shareholder will hold at least 37.7% (at least 29.3%, if the Greenshoe Option is exercised in full) of our share capital. We, the Selling Shareholder and Blade Management Beteiligungs GmbH & Co. KG have agreed, subject to certain exceptions, not to offer or sell any shares, or securities that are convertible into or exchangeable or exercisable for such shares, without the prior written consent of the joint bookrunners, until six months after the shares have been admitted to trading on the Frankfurt Stock Exchange (see "The Offering—Lock-up Agreement"). We cannot predict what effect, if any, future sales of shares will have on the market price of our shares. If the current shareholders were to sell a substantial number of shares in the public market following the expiry of the lock-up period, the market price of our shares could be adversely affected. These sales could also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. There can be no assurance that such parties will not effect transactions after the expiry of any applicable lock-up period.

The interests of our principal shareholders may be inconsistent with your interests.

Immediately following the completion of the offering, private equity investment funds affiliated with KKR will indirectly own a significant portion of our equity. The interests of KKR and its affiliates could conflict with your interests. Through its shareholding, KKR will be able to exert significant influence over the supervisory board and shareholder votes and, consequently, decisions relating to transactions submitted to shareholder vote. In addition, KKR or its affiliates may, in the future, own businesses that directly compete with ours.

We may not pay dividends.

Any decision as to payments of future dividends will depend on the conditions then existing, including our results of operations, financial and capital investment requirements, the availability of distributable reserves and other relevant factors. The indenture governing the Senior Notes contains provisions that limit or prohibit the payment of dividends by MTU Aero Engines Investment GmbH, the issuer of the Senior Notes (the "Issuer"), and other of our subsidiaries unless certain conditions are met, which will effectively limit our ability to pay dividends. The general rule under the indenture governing the Senior Notes limits dividends according to a formula which permits dividends to be paid by the Issuer if such dividends, together with other "restricted payments," do not exceed 50% of cumulative net income since the issue date of the Senior Notes (less 100% of all losses during such period).

Transfers of the shares are restricted under German arms control and foreign trade laws.

We produce aero engine modules and components for military aircraft, and are therefore considered to be engaged in the manufacturing and development of war weapons. German companies that engage in the manufacturing or development of war weapons are subject to regulation, including under the German War Weapons Control Act (*Kriegswaffenkontrollgesetz*) and the Foreign Trade Regulation (*Aussenwirtschaftsverordnung*). The Foreign Trade Regulation imposes restrictions on the acquisition of direct or indirect control of 25% or more of the voting rights of any such company by (i) any foreign entity or person or (ii) any German entity in which a foreign person or entity holds at least 25%. If any such entity or person were to acquire more than 25% of our shares, deliberately or inadvertently, such entity or person would be required to notify the Federal Ministry of Economy and Employment (the "FMEE") of such acquisition. The FMEE may interdict any transaction pursuant to which any shares are acquired within one month of receipt of such notification if and to the extent the acquisition endangers substantial security interests of the Federal Republic of Germany, as determined by the FMEE. Failure to notify the FMEE in connection with such an acquisition of shares could invalidate the acquisition. In addition, any person failing to report any such acquisition of shares may be subject to significant fines under the Foreign Trade Regulation. It is your obligation to ensure that your offers for and purchases of shares are made in compliance with the Foreign Trade Regulation.

Transfers of the shares will be restricted pursuant to securities laws of the United States and other jurisdictions.

We have not registered and will not register the shares under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any securities laws of any jurisdiction other than Germany. You may not offer or sell the shares in the United States or to a U.S. person (as defined in Regulation S under the U.S. Securities Act) or in any jurisdiction where such registration of securities is required and has not been effected, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and other applicable securities laws. It is your obligation to ensure that your offers for and sales of the shares within the United States and other countries comply with applicable securities laws.

Liquidity and Capitalization

The following table shows our liquidity and capitalization as of March 31, 2005 on an actual basis and on an adjusted basis to reflect the Capital Increase implemented in connection with the Offering and application of the proceeds of the Offering. For the amount of issue proceeds, see "The Offering—Use of Proceeds."

This table should be read in conjunction with our unaudited consolidated financial statements and the notes thereto, which are contained elsewhere in this Offering Circular.

	As of March 31, 2005	
(€ in millions)	Actual	Adjusted[2]
Cash and cash equivalents	44.1	72.0
Senior notes (including accrued interest)	286.3	286.3
Liabilities to banks/other long-term debt	69.2	69.2
Vendor loan	188.3	0.0
Shareholder loan	71.7	0.0
Finance leases	52.6	52.6
Other financial liabilities	0.4	0.4
Total financial liabilities	668.5	408.5
Equity:		
Subscribed capital	40.0[1]	55.0
Additional paid-in capital	166.0[1]	439.6
Retained earnings	(0.1)	(0.1)
Net income for the period	5.0	4.2[3]
Other comprehensive income	1.0	1.0
Total equity	211.8	499.7
Total capitalization	880.4	908.2

(1) *Subsequent to March 31, 2005 and in connection with the change in corporate form to a stock corporation, the Company converted €37.8m of its additional paid-in capital to subscribed capital and thereby increased its subscribed capital from €2.2m to €40.0m and decreased its additional paid-in capital from €203.7m to €166.0m. See "Description of Share Capital—Development of our Registered Share Capital".*

(2) *Information as of March 31, 2005 taking into account the intended use of proceeds (see "The Offering—Use of Proceeds"). The increase in cash and cash equivalents will be reduced by the amount of accrued interest for the period from March 31, 2005 through the repayment dates of the Vendor Loan and Shareholder Loan.*

(3) *Reflects the €0.8 million impact on net income of the shares sold at a discount to employees as part of this Offering (without taking into account possible tax impacts).*

Selected Consolidated Financial Information

The selected IFRS consolidated financial data as of January 1, 2004 and as of and for the year ended December 31, 2004 have been derived from the consolidated financial statements of MTU Aero Engines Erste Holding GmbH included elsewhere in this Offering Circular. The selected IFRS consolidated financial data as of December 31, 2002 and for the years ended December 31, 2002 and December 31, 2003 have been derived from the unaudited consolidated IFRS financial information of MTU Aero Engines GmbH, which were prepared from the audited consolidated German GAAP financial statements included elsewhere in this Offering Circular. See "Presentation of financial information."

The unaudited IFRS consolidated financial data as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 have been derived from our unaudited consolidated financial statements for such periods included elsewhere in this Offering Circular. The unaudited consolidated financial statements as of and for the three months ended March 31, 2004 and March 31, 2005 include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results for the interim period and may not be indicative of future financial results. In the presentation of income statement data for all periods presented, R&D costs have been reclassified from cost of sales to operating expenses.

On January 1, 2004, funds managed by KKR, through MTU Aero Engines Erste Holding GmbH, acquired the predecessor of MTU Aero Engines GmbH from two subsidiaries of DaimlerChrysler AG (the "Acquisition"). Our 2004 financial statements reflect a full year of ownership by funds managed by KKR. As a consequence, our results of operations and financial condition in 2004 were affected by certain factors that did not affect our results in prior periods. In particular, purchase accounting affected our results and our indebtedness was substantially higher in 2004, as a result of significant borrowings incurred in connection with the Acquisition. Accordingly, our results for periods prior to the Acquisition may not be comparable to our results in 2004 and future results. For purposes of comparability, we have also presented in the selected consolidated financial data adjusted information for the year ended December 31, 2004 and the three-month periods ended March 31, 2004 and 2005 to eliminate the effects of purchase accounting. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—The Acquisition."

Our consolidated financial statements are prepared in accordance with IFRS which differs in certain respects from U.S. GAAP. Certain differences between IFRS and US GAAP are discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of certain differences between IFRS and US GAAP." The unaudited consolidated IFRS financial information for the years ended December 31, 2002 and 2003 was prepared applying the IFRS accounting policies applied in the preparation of the consolidated financial statements of MTU Aero Engines Erste Holding GmbH for 2004, except for one aspect of the accounting treatment of pension obligations.

You should read this selected consolidated financial data in conjunction with the sections entitled "Liquidity and Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited and unaudited historical consolidated financial statements and the related notes as well as the unaudited historical financial information included elsewhere in this Offering Circular.

Selected Consolidated Financial Information

(€ in millions)	Reported					Adjusted to Exclude Purchase Accounting[1]		
	Years ended December 31,			Three Months ended March 31,		Year ended December 31,	Three Months ended March 31,	
	2002	2003	2004	2004	2005	2004	2004	2005
	(unaudited)			(unaudited)		(unaudited)	(unaudited)	
Income Statement Data:								
Revenues	2,200.8	1,952.2	1,918.0	430.0	509.7	1,992.5	441.8	525.8
Cost of sales[2]	(1,845.8)	(1,569.2)	(1,627.6)	(373.0)	(445.4)	(1,538.1)	(329.0)	(429.0)
Gross profit[2]	355.0	383.1	290.4	57.0	64.4	454.3	112.8	96.8
R&D	(53.7)	(48.3)	(57.7)	(19.3)	(4.8)	(57.7)	(19.3)	(4.8)
Selling and general administrative expenses	(120.1)	(131.0)	(155.6)	(66.2)	(31.0)	(155.6)	(66.2)	(31.0)
Other operating income (expense)	7.6	(0.3)	4.0	0.3	1.2	4.0	0.3	1.2
Profit (loss) before financial result	188.8	203.5	81.1	(28.2)	29.9	245.0	27.6	62.3
Share of profit (loss) of joint ventures	1.4	(1.5)	(1.8)	(0.7)	0.0	(1.8)	(0.7)	0.0
Interest income (expense)	13.7	4.0	(62.3)	(15.4)	(8.7)	(62.3)	(15.4)	(8.7)
Other financial income (expense)	(31.0)	(49.4)	(10.5)	(29.2)	(13.0)	(10.5)	(29.2)	(13.0)
Income (loss) from ordinary activities	172.8	156.6	6.5	(73.6)	8.2	170.4	(17.8)	40.6
Income taxes	(73.4)	(93.3)	(6.3)	29.0	(3.2)			
Minority interest (share of loss)	1.1	(0.0)	0.0	0.0	0.0			
Net income (loss)	100.4	63.3	0.2	(44.6)	5.0			
Cash Flow Data:								
Cash flow from operating activities	281.8	106.9	72.9	56.9	133.1			
Cash flow from investing activities	(133.3)	(93.5)	(59.9)[3]	(10.3)[3]	(10.5)			
Cash flow from financing activities	(254.6)	(286.1)	(190.3)[4]	14.5[4]	(106.5)			
Change in cash and cash equivalents	(106.1)	(272.7)	(177.2)	61.1	15.7			
Capital expenditures	(136.0)	(83.8)	(65.9)	(10.8)	(11.2)			
Other Financial Data:								
EBIT	188.8	203.5	81.1	(28.2)	29.9	245.0	27.6	62.3
Adjusted EBIT	125.7	115.0	176.2	22.6	54.2	176.2	22.6	54.2
EBITDA[5]	243.7	264.4	214.1	3.0	63.2	315.6	41.9	79.2
Adjusted EBITDA[6]	180.6	175.8	246.8	36.9	71.1	246.8	36.9	71.1

Selected Consolidated Financial Information

(€ in millions)	December 31, 2002 (unaudited)	January 1, 2004[7]	December 31, 2004	March 31, 2005 (unaudited)
Balance Sheet Data:				
Cash and cash equivalents	326.5	205.6	28.5	44.1
Property, plant and equipment	279.8	630.6	576.6	562.2
Intangible assets	133.2	984.7	968.6	961.6
Financial assets	272.0	51.2	46.6	46.5
Total assets	2,042.4	2,915.5	2,719.1	2,624.9
Financial debt	84.0	1,136.2	866.6	668.5
Shareholders' equity	770.8	201.2	217.0	211.8
Pension provisions	295.9	343.0	358.9	365.1
Working capital[8]	344.0	282.8	304.8	228.5
Net financial debt[9]	(242.5)	930.5	838.1	624.4

(1) *Represents reported financial results adjusted to eliminate the effects of purchase accounting (but not the other effects of the Acquisition, including interest on the borrowings incurred in connection with the Acquisition). These effects are described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—The Acquisition." We have presented this adjusted financial information to enhance comparability of our results of operations.*

(2) *In order to present gross profit before R&D costs, cost of sales and gross profit as discussed herein are before taking R&D charges into account. However, cost of sales and gross profit as presented in our financial statements included elsewhere in the Offering Circular are after taking R&D charges into account.*

(3) *Excludes cash outflow of €766.6 million reflecting payment of consideration for the Acquisition.*

(4) *Excludes Cash inflow of €604.4 million relating to the financing of the Acquisition from third parties and €162.2 million relating to the loan from Blade Forex.*

(5) *EBITDA consists of profit (loss) before financial result and before depreciation and amortization. EBITDA is not a measure of operating profit (loss), operating performance or liquidity under IFRS or US GAAP. EBITDA is a measure used by us in managing our business, and we believe EBITDA is commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or other non-operating factors. Accordingly, EBITDA has been disclosed in this Offering Circular to permit a more complete and comprehensive analysis of our results of operations relative to other companies. You should not, however, consider EBITDA in isolation or as a substitute for operating profit (loss) as determined by IFRS or US GAAP, or as an indicator of our operating performance or of our cash flows from operating activities as determined in accordance with IFRS or US GAAP. You should not use this non-GAAP measure as a substitute for the analysis provided in our income statements or in our cash flow statements. The EBITDA disclosed here is not comparable to EBITDA disclosed by other companies as EBITDA is not uniformly defined. Therefore, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.*

The following table presents a reconciliation of EBITDA to profit (loss) before financial result.

	Reported					Adjusted to Exclude Purchase Accounting		
	Year ended December 31,			Three Months ended March 31,		Year ended December 31,	Three Months ended March 31,	
(€ in millions)	2002 (unaudited)	2003 (unaudited)	2004	2004 (unaudited)	2005 (unaudited)	2004 (unaudited)	2004 (unaudited)	2005 (unaudited)
Profit (loss) before financial result	188.8	203.5	81.1	(28.2)	29.9	245.0	27.6	62.3
Depreciation and amortization	55.0	60.9	133.1	31.3	33.3	70.6	14.3	16.9
EBITDA	243.7	264.4	214.1	3.0	63.2	315.6	41.9	79.2

(6) *Adjusted EBITDA comprises EBITDA, as described above, adjusted for the following items.*

	Reported					Adjusted to Exclude Purchase Accounting		
	Year ended December 31,			Three Months ended March 31,		Year ended December 31,	Three Months ended March 31,	
(€m)	2002	2003	2004	2004	2005	2004	2004	2005
	(unaudited)			(unaudited)		(unaudited)	(unaudited)	
EBITDA	243.7	264.4	214.1	3.0	63.2	315.6	41.9	79.2
Hedging gains[(a)]			74.5	11.8	16.1			
Inventory write-up[(b)]			27.0	27.0				
EBITDA before purchase accounting	243.7	264.4	315.6	41.9	79.2	315.6	41.9	79.2
R&D costs[(c)]	(75.2)	(122.8)	(98.2)	(24.5)	(8.3)	(98.2)	(24.5)	(8.3)
Restructuring costs[(d)]	12.1	34.2	6.7	1.3	0.1	6.7	1.3	0.1
Direct transaction costs[(e)]			22.6	18.3		22.6	18.3	
Adjusted EBITDA	180.6	175.8	246.8	36.9	71.1	246.8	36.9	71.1
Depreciation and Amortization before purchase accounting	(55.0)	(60.9)	(70.6)	(14.3)	(16.9)	(70.6)	(14.3)	(16.9)
Adjusted EBIT	125.7	115.0	176.2	22.6	54.2	176.2	22.6	54.2

(a) *Represents the gains that would have been included in our revenues during each period if we had not, under purchase accounting, treated the unrealized profit on the foreign exchange forward contracts outstanding at the date of the Acquisition as if such profit had been realized at the date of the Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—Exchange rate fluctuations." The absence of an adjustment for a particular period indicates that the adjustment is not applicable for such period.*

(b) *Represents the profit that would have been recorded in our income statement if we had not, under purchase accounting, treated a portion of the profit on sales for which we had received firm purchase orders at the date of the Acquisition as having been recognized at the date of the Acquisition. The absence of an adjustment a particular period indicates that the adjustment is not applicable for such period.*

(c) *Represents the research and development costs incurred during the period that were not recorded in our income statement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—Research and development." The absence of an adjustment for a particular period indicates that the adjustment is not applicable for such period.*

(d) *Represents the costs associated with the restructuring efforts undertaken in the period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—Restructuring programs."*

(e) *Represents direct transaction costs associated with the Acquisition, which were recorded in our income statement during the period. The absence of an adjustment for a particular period indicates that the adjustment is not applicable for such period.*

We believe that Adjusted EBITDA is an important measure because it reflects adjustments for additional items beyond those addressed by EBITDA that are particularly significant in the context of our operating history, such as the effects of purchase accounting and costs associated with the Acquisition, certain research and development costs and costs associated with the restructuring of our business. Accordingly, Adjusted EBITDA has been disclosed in this Offering Circular to permit a more complete and comprehensive analysis of our results of operations relative to other companies. Adjusted EBITDA is not a measurement of performance or liquidity under IFRS or US GAAP, and should not be considered by investors as an alternative to operating profit (loss) or net income (loss) as an indicator of our performance or as an alternative to cash flow from operating activities as an indicator of operating cash flow. The Adjusted EBITDA disclosed here is not comparable to EBITDA disclosed by other companies as EBITDA is not uniformly defined. Therefore, our presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

(7) *The balance sheet included in our 2003 IFRS financial information is dated January 1, 2004 and is the opening balance sheet following the Acquisition, showing the effects of purchase accounting as well as the borrowings incurred in connection with the Acquisition. We believe this opening balance sheet provides a more appropriate basis for comparison with our balance sheet as of December 31, 2004.*

(8) *Working capital represents inventories, trade receivables and prepayments less trade payables and advance payments received. Advance payments received amounted to €315.7 million in 2002, €272.6 million in 2003, €310.8 million in 2004 and €364.8 million in the first quarter of 2005.*

(9) *Net financial debt represents bank loans, Senior Notes debt, vendor loan, shareholder loans, capital leases and other financial debt less cash and cash equivalents and financial receivables due from affiliated companies associated with our foreign exchange forward contracts.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our results of operations and financial condition in the periods set forth below. You should read this discussion in conjunction with the sections entitled "Selected consolidated financial information" as well as with our consolidated historical financial statements and the related notes included elsewhere in this Offering Circular.

Our audited consolidated financial statements as of and for the year ended December 31, 2004 (the "2004 IFRS financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS"). Prior to 2004, we reported our results in accordance with generally accepted accounting principles in Germany ("German GAAP"). Our unaudited consolidated IFRS financial information as of and for the years ended December 31, 2003 and December 31, 2002 prepared in accordance with IFRS (the "2003 IFRS financial information" and the "2002 IFRS financial information," respectively) appearing in the "Three-year overview (IFRS)" included elsewhere in this Offering Circular has been derived from the audited consolidated financial statements as of and for the years ended December 31, 2003 and 2002 prepared in accordance with German GAAP (the "German GAAP financial statements"). The 2003 IFRS financial information and the 2002 IFRS financial information comprise only an income statement, balance sheet and cash flow statement. Neither the 2003 IFRS financial information nor the 2002 IFRS financial information have been audited, and notes to the 2003 IFRS financial information and the 2002 IFRS financial information have not been prepared. The German GAAP financial statements have been included in this Offering Circular, as they are the audited financial statements on which the 2003 IFRS financial information and the 2002 IFRS financial information have been based. In the future, we will prepare our consolidated financial statements in accordance with IFRS only. Except where expressly indicated, the following discussion of our results of operations and financial condition is based on a comparison of our 2004 IFRS financial statements, unaudited 2003 IFRS financial information and unaudited 2002 IFRS financial information. See "Presentation of financial information."

In addition, we have included herein our unconsolidated financial statements as of and for the year ended December 31, 2004 prepared in accordance with German GAAP. They are presented in this Offering Circular solely to satisfy the requirements of the German Stock Exchange Listing Regulations (*Börsenzulassungs-Verordnung*).

There are differences between IFRS and United States Generally Accepted Accounting Principles ("US GAAP"). For more information, please see "—Summary of certain differences between IFRS and US GAAP."

This discussion includes forward-looking statements which, although based on assumptions that we consider to be reasonable, are subject to risks and uncertainties that could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. For a discussion of some of those risks and uncertainties, please see the sections entitled "Forward-looking statements" and "Risk factors." For the convenience of the reader, financial amounts have been rounded, and as a result of such rounding adjustments, figures shown as totals and period changes presented in percentages in the discussion and analysis may not be exact arithmetic aggregations of the figures shown in tables.

Overview

We are one of the world's largest aircraft engine module and component manufacturers by revenue, and the leading independent provider of MRO services for commercial jet engines by revenue. Our business encompasses all phases of an aero engine's life cycle, from the design, development, testing and production of new commercial and military engines and spare parts, to the provision of after-market MRO services for commercial and military aero engines.

We operate our business through three main units: Commercial Business, Commercial MRO and Military Business. Through our Commercial Business unit, we develop and produce commercial aero engine modules and components for commercial engine programs, and we produce and provide spare parts for

such engine programs. Our commercial aero engine MRO activities are conducted through our Commercial MRO unit. Our Military Business unit is responsible for developing and producing military aero engine modules and components and manufacturing related spare parts. In addition, we provide military aero engine MRO services through this business unit.

Our primary customers include leading manufacturers of aero engines (known as "OEMs"), such as Pratt & Whitney and General Electric, with whom we closely cooperate on a number of different aero engine platforms. We are also a shareholder in International Aero Engines ("IAE"), a consortium that includes Rolls Royce and produces the V2500 aero engine family used on the Airbus A320 series of commercial aircraft. In addition to partnering with the large OEMs, in certain projects we also collaborate with other engine module and component manufacturers such as Volvo Aero, ITP and Avio. We participate in key European military aero engine programs and, through our program consortia, are the main provider of aero engines to the German Armed Forces. We are also the main provider of external aero engine MRO services to the German Armed Forces.

In line with the overall aero engine industry, our Commercial Business unit and Commercial MRO unit experienced a period of growth up to 2001 which, following the terrorist attacks of September 11, 2001, was followed by a decline in revenues related to weak global economic conditions and a decline in airline passenger and cargo traffic. Subsequent world events, including the war in Iraq and the outbreak of SARS, exacerbated this trend. Despite this challenging environment, we invested heavily in research and development and related capital expenditures in the period from 2001 to 2003, as our investment in the development phase of major projects such as the GP7000 and PW6000 aero engines peaked. Research and development for these two engines decreased in 2004, and we expect it to decline further in the near term as modules and components for these engines move from the development to the production phase.

Recent data from industry sources point to a recovery in world international passenger traffic and global cargo traffic, with 2004 traffic levels exceeding the previous peak traffic levels of 2000. During 2004, passenger traffic (measured in revenue passenger kilometers) grew by 15.3%, and cargo traffic (measured in freight ton kilometers) grew by 13.4%, each as compared to 2003, according to a January 31, 2005 press release by IATA. Pursuant to IATA data published on April 28, 2005, this trend continued during the first quarter of 2005, with passenger traffic growing by 9.4% and cargo traffic by 4.2% as compared to the first quarter of 2004 (however, because Easter fell in March 2005 compared to April 2004, we believe that passenger traffic is higher and cargo traffic is lower for the first quarter of 2005 than it would have been had Easter occurred in April 2005). As a general matter, we would expect that if this trend continues, the higher passenger and cargo traffic volumes will contribute positively to our business.

Factors affecting our results of operations

The Acquisition

On January 1, 2004, funds managed by KKR acquired the predecessor of MTU Aero Engines GmbH from two subsidiaries of DaimlerChrysler AG (the "Acquisition"). Our 2004 financial statements reflect a full year of ownership by funds managed by KKR. As a result, our results of operations and financial condition in 2004 were affected by certain factors that did not affect our results in prior periods. In particular, purchase accounting affected our results (as discussed below), and our indebtedness was substantially higher in 2004, as a result of significant borrowings incurred in connection with the Acquisition. See "—Liquidity and capital resources—Capital resources."

We accounted for the Acquisition using purchase accounting under IFRS. The application of purchase accounting under IFRS has had a material effect on our financial results since the Acquisition. As discussed below under "Critical accounting policies," in applying purchase accounting we allocated the purchase price paid for the shares of MTU Aero Engines to the assets and liabilities acquired, valuing these at their fair market value. The principal impacts of purchase accounting were as follows:

- First, we capitalized the net present value of future earnings from new aero engine and spare parts sales from engine programs and certain other items as intangible assets.

- Second, we treated the unrealized profits in respect of foreign exchange forward contracts, which we would otherwise have accounted for as cash flow hedges, as having been realized at the date of the Acquisition. See "—Exchange Rate Fluctuations" below.
- Third, we created a provision for the net present value of our commitments to carry out development activities in respect of engine programs in the development phase, principally GP7000 and PW6000. See "—Research and development" below.
- Fourth, we revalued tangible assets to reflect fair market value.
- Fifth, we increased the value of inventory in respect of which we had received firm purchase orders at the date of the Acquisition to treat a portion of the profit associated with these orders as having been realized at the date of the Acquisition.

The remaining surplus of the purchase price over the value of the assets acquired, less the value of liabilities assumed, was capitalized as goodwill.

In the comparison of our results for the year ended December 31, 2004 with our results for the year ended December 31, 2003, in the notes to the 2004 IFRS financial statements and in the management report (*Lagebericht*) forming part of such financial statements, we highlight certain differences attributable to purchase accounting.

General and industry conditions

The commercial aero engine market is affected by general economic activity, the financial condition of airlines, airline passenger and cargo traffic rates, utilization of aircraft and aircraft retirements. Specifically, demand for our commercial aero engine products is closely related to demand for air transportation of passengers and air cargo. Another factor affecting demand is the size and age of the worldwide commercial aircraft fleet. Accordingly, the results for our Commercial Business unit, and in particular, sales of new engines, tend to be cyclical. In the commercial aero engine manufacturing market, new engine revenues have historically tended to lag recoveries in traffic levels as airlines typically increase the utilization of their existing fleet before ordering new aircraft. However, revenues generated from the sale of spare parts tend to be less cyclical than revenues from new engine sales, as engine modules and components need to be replaced in the course of aero engine service at intervals set by engine maintenance manual instructions and aviation authorities.

Operating results in our Commercial MRO unit are closely related to the amount of maintenance activity we carry out on aero engines. As a result, the revenue generated by our Commercial MRO unit is affected by the number of commercial aircraft flights and hence, indirectly, by general economic conditions worldwide. However, a significant portion of aero engine MRO work is required at normal intervals set by engine maintenance manual instructions and aviation authorities, rather than being solely dependent upon flight activity. As a result of these regular maintenance requirements, the commercial MRO market tends to be less cyclical than the market for new commercial aero engines.

While we expect that the higher passenger and cargo traffic levels that airlines have begun to experience will positively impact all of our businesses, we believe the positive impact of improvements in the airline industry will be experienced most quickly in our Commercial MRO unit, as more take-offs, landings and flight hours mean engines will require greater and more frequent maintenance.

Commercial risk and revenue sharing arrangements

Substantially all of the revenues from new aero engines and spare parts in our Commercial Business unit are derived from risk and revenue sharing partnership ("RRSP") agreements. Under these arrangements, which are common in relation to the development and production of new engine programs in the aero engine industry, we are responsible for the development and production of our modules and components, which require significant upfront expenditures relating to research and development, design, production and the purchase of raw materials and other supplies. In return, we receive a certain percentage of the revenues from sales of aero engines and spare parts over the life of the program in accordance with the applicable RRSP agreement. For a more detailed description of RRSPs, see "Industry—Commercial aero engines" and "Risk factors—Risks related to our business—Commercial Business—A significant portion of our commercial engine revenues are derived from RRSP contracts. These contracts may expose us to significant risks,

including a lack of control over the activities covered by the RRSP and losses arising from up-front design and development costs, cost overruns, warranties, guarantees and penalties. Any of these factors could have a materially adverse effect on our business, financial condition or results of operations."

The percentage we receive of the revenues earned from sales of aero engines and spare parts depends upon the value of the modules and components we contribute to the aero engine program, with higher percentages being accorded to larger and more sophisticated modules and components, including the modules and components for which we have specialized expertise, such as low pressure turbines, low pressure compressors and high pressure compressors. In recent years, we have moved towards greater shares of and more responsibilities with respect to engine programs and the assumption of more design-responsible roles in engine programs. While this has resulted in higher research and development expenditures, we believe that this trend will, in the future, give us the opportunity to capture a larger share of the revenues from the engine programs and the related spare parts business in which we choose to participate.

Military engine consortia

All of our military aero engine and spare parts business is conducted through consortia. These consortia are typically established as joint venture companies in which the various engine module and component manufacturers are shareholders. Historically, the joint venture company typically entered into cost-plus contracts with an entity organized by the purchasing nations for the development of the particular engine. Thereafter, the joint venture company entered into a separate contract to manufacture the engines and spare parts. All the actual development work and component and engine manufacturing was performed directly by the consortium members, not by the joint venture company. As a result, the consortium members received full payment when they either performed their development obligations under development contracts or delivered engine modules or components to the purchasing entity under production contracts. In relation to the development and production of the TP400 engine (Airbus A400M military transport aircraft), however, we are compensated for research and development more indirectly. In particular, the TP400 contracts have been structured so that consortium members do not receive full payment at the time they perform their development obligations, but, rather, are compensated for the remainder through the higher price they are permitted to charge in the production phase for the sale of a new aero engine module or component. As compared to the traditional cost-plus contracts, this pricing model exposes members of military aero engine consortia to greater risk and higher up-front cash outflows during the development phase but affords greater opportunity to improve their operating margins during the production phase of the program.

We believe that there is significant export potential for three of our military engines, the EJ200, for which the Austrian Armed Forces have already placed firm orders, the TP400 and the MTR390. We believe export sales generally have the potential to contribute positively to both our revenues and margins.

Engine program life cycles

Commercial aero engine programs have historically followed a life cycle. Typically, the OEMs and their RRSP partners incur losses from the aero engine program during development and realize little or no profit (and typically incur losses) during initial production. This is because the OEMs and their RRSP partners share the high cost of development and initial production. In addition, aero engines are usually sold with significant discounts (known as concessions) as OEMs generally accept very low or negative margins on engine sales in order to increase the installed base of their engines and thereby secure the generally profitable spare parts business. As the aero engine program matures and the aero engines start requiring spare parts (typically beginning five to seven years after entry into service), the revenue and operating margins for both the OEMs and their RRSP partners tend to increase. Commercial aero engine programs typically have a life cycle of up to 40 years, creating significant aftermarket business opportunities. We believe that our commercial aero engine portfolio is well balanced among programs in each phase of the life cycle. For example, programs in the operational support (mature) phase of the life cycle, such as the CF6-80 engine family and the PW2000, are currently contributing positively to our gross profit through spare parts sales. Programs that are in production and that have high growth potential, such as the V2500, are expected to contribute increasingly to gross profit as additional engines are manufactured and put into use and existing engines begin to require spare parts. Finally, our portfolio includes programs that are just now commencing

production, such as the GP7000, which are expected to be a principal source of gross profit in the future as such programs mature into the more profitable phases of their life cycles.

Revenues from the commercial aero engine spare parts business tend to be less cyclical and relatively more stable and predictable than revenues from new commercial aero engine sales. The demand for commercial spare parts is linked to the ages of and hours flown per aero engine and to overall active fleet size (*i.e.*, the active installed base), rather than being directly linked to annual aircraft deliveries. The commercial spare parts business is also affected by regulatory requirements imposed by airworthiness authorities and OEM guidelines relating to the replacement of engine modules and components. Our participation in RRSPs generally positions us to capture sales of spare parts for the lifetime of the related aero engine programs.

Military aero engine programs typically follow a similar life cycle to commercial aero engines, with development, production and aftermarket phases. However, unlike commercial aero engine programs, usually only one engine is developed and manufactured for any particular military aircraft. As a consequence, once a decision has been made to utilize a particular engine on a military aircraft, military engine manufacturers are not engaged in competition to have their engines installed on that aircraft. Military aero engine manufacturers and their module and component providers often realize profits during the development and production phase of a military aero engine, as governments tend to fund development activities. As a result, we believe we gain additional diversity and stability with respect to our revenues to the extent our Military Business generates revenues and earnings that are more resilient and less affected by general economic cycles than the Commercial Business.

Military spending commitments

Our Military Business unit's revenue is generated by sales to armed forces through consortia of which we are a member and under other contractual arrangements for aero engine and related programs. Over the long term, revenues generated by our Military Business unit are affected primarily by government defense budgets, political commitment to defense spending and government procurement policies and other regulations. In addition, revenues from the MRO portion of our Military Business are dependent upon the usage of aircraft. The occurrence of conflicts, peace-keeping missions and other military exercises in which military aircraft are involved increases significantly the number of flight hours and the magnitude and frequency of required maintenance.

Research and development

As part of the development of new aero engine programs, we are required to make substantial expenditures on research and development. In addition, we are required to invest in specialized tools and equipment for the production of new aero engine modules and components.

We capitalize development expenditures that are directly related to the development of an aero engine program and amortize the amounts capitalized over the period over which we expect to earn revenues from the aero engine program.

Under purchase accounting, effective as of January 1, 2004, we reflect on our balance sheet a provision (the "R&D provision") relating to the development expenditure commitments we had with our RRSP partners as of the date of the Acquisition. As we expend funds to satisfy these commitments, we record a utilization of the R&D provision rather than capitalizing the related amount on the balance sheet or recording an expense in our income statement.

For the years ended December 31, 2002, 2003 and 2004, we expended €128.9 million, €171.1 million and €155.8 million, respectively, on Company-funded research and development, of which €75.2 million in 2002 and €122.8 million in 2003 was capitalized. €98.2 million of our research and development expenditure during 2004 was accounted for by the partial utilization of the R&D provision. Had we not been required to apply IFRS purchase accounting rules, this amount would have been capitalized. As of December 31, 2004, €52.1 million of the R&D provision remained on our balance sheet, consisting of a €31.2 million short-term provision and a €20.9 million long-term provision. The short-term provision has further declined to €23.4 million at March 31, 2005.

All of the amounts capitalized or recorded through the partial utilization of the R&D provision reflect development costs relating to the GP7000 and PW6000. Developing these two major new aero engines during the same period caused our total research and development expenditures over the period from 2002 to 2004 to peak in 2003, when Company-funded research and development expenditures totaled 8.8% of revenues. In 2004, Company-funded research and development expenditures were 8.1% of revenues. These aero engine programs are nearing the completion of their development phases, and we therefore expect Company-funded research and development expenditures to decline in the near term, in both absolute terms and as a percentage of revenue.

A substantial portion of the recent research and development costs were related to tooling and testing for the GP7000 and PW6000 programs and such costs, to the extent related to these programs, are not expected to be continuing. With respect to personnel, we expect to redeploy many of the engineering resources that were previously devoted to the GP7000 and PW6000 for research and development in connection with military programs and, in particular, for the continuing development of the TP400 program. Shifting the emphasis of some of our research and development efforts in this way allows us to continue to use our technicians, scientists and facilities to help create long-term value and to maintain our current reputation for leading technologies. Moreover, to the extent that governments fund our military research, the shift to military research and development can also positively affect cash flows.

In the near term, we expect research and development to be at significantly lower levels than in the period from 2002 to 2004, subject to our participation in new engine programs, such as the successor engine of the V2500. In 2005, we are budgeting €93.9 million for Company-funded research and development. Of our total budgeted research and development expenditures for 2005, we expect to expense approximately two-thirds of this amount, while we expect approximately one third to be covered by a further partial utilization of the R&D provision. We expect that the expensed amounts will relate to development of a range of basic technologies to be incorporated into future engine designs, including technologies to reduce emissions and noise levels, to improve fuel efficiencies and to optimize the physical characteristics of the materials we use. In the event that we are offered the opportunity to participate in new aero engine projects, we intend to undertake a disciplined review of the costs and benefits thereof to ascertain whether or not the associated research and development costs and capital expenditures are justified by the potential return, as well as the levels of participation that we are able to finance.

Exchange rate fluctuations

We conduct transactions in currencies other than the euro, particularly in dollars. Our results are therefore affected by fluctuations in the value of the euro against the dollar and other currencies. Comparing the average exchange rate in 2004 of €1.00 to $1.2438 and the rate in 2003 of €1.00 to $1.1304, the value of the euro against the dollar has increased by 10% between such periods. As a result, our revenue and operating margins have been adversely affected, as most of our revenues in the Commercial Business and Commercial MRO units are denominated in dollars, and a substantial portion of our expenses are denominated in euro. In order to mitigate to some degree the effect of exchange rate fluctuations on our operating results, we enter into foreign exchange forward contracts on a regular basis. For accounting purposes, we treat these foreign exchange forward contracts as cash flow hedges to the extent that the relevant criteria are met. We describe our hedging policy below in general terms so as to provide an overview of our hedging policy.

In the year ended December 31, 2004, our gross foreign exchange exposure to the US dollar (the difference between our dollar inflows and dollar outflows other than dollar-denominated interest payments and debt repayments) was approximately $493 million, and, after taking into account dollar outflows attributable to scheduled debt repayments and voluntary prepayments, in each case including interest and fees, our net dollar exposure was $195 million. This exposure was lower than we had anticipated at the time we entered into hedging agreements for this period, due to the higher than scheduled repayments of dollar-denominated debt. As of December 31, 2004, we had euro/dollar foreign exchange forward contracts with a notional amount of $195 million at an average rate of $1.2553.

Over the last few years we have followed a policy with regard to managing our foreign exchange exposures pursuant to which we regularly forecast the difference between expected dollar-denominated cash inflows and dollar-denominated cash outflows for the next twelve quarters. Then, taking the sum of each quarterly

amount as our expected exposure to dollars, we enter into forward contracts to fix the exchange rate for a percentage of the expected dollar exposure on a quarter-by-quarter basis for up to the twelve quarters going forward. The percentage of dollar exposure that we hedge in respect of a given quarter varies depending on whether our forecast regarding the future dollar/euro exchange rate is "positive" (we expect the dollar to appreciate against the euro) "neutral" (we expect the dollar/euro exchange rate to remain stable) or "negative" (we expect the dollar to depreciate against the euro). We derive our forecast by consulting the research views of our banks and from our own internal research. Depending on our view of the dollar/euro exchange rate, our policy is to hedge the following percentage of our expected dollar exposure for up to four, eight or twelve quarters, as applicable:

	Q1	Q2	Q3	Q4	Q5	Q6	Q7	Q8	Q9	Q10	Q11	Q12
Positive	90%	70%	50%	30%								
Neutral	90%	75%	60%	50%	40%	35%	30%	25%				
Negative	90%	80%	70%	60%	55%	50%	45%	40%	35%	30%	25%	20%

During the years 2002 and 2003, we followed a dollar-negative approach to our hedging. In December 2003, in accordance with DaimlerChrysler group policy, we adopted a dollar-neutral policy, meaning that we have hedged a smaller percentage of our dollar exposure and for a shorter duration. The amounts which we hedged for the years 2004 and 2005 took into consideration the required repayments and anticipated prepayments of the Senior Facilities Agreement that we incurred to finance the Acquisition, which were predominantly denominated in dollars, as well as payments of interest and fees in dollars.

The following table indicates, on a quarterly basis, the aggregate nominal amounts covered by our hedging agreements as of December 31, 2002, 2003 and 2004 and as of May 13, 2005.

	2003	2004				2005				2006				
Hedges		**Q1**	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3** ($ in millions)	**Q4**	**Q1**	**Q2**	**Q3**	**Q4**	**Total**
As of December 31, 2002	365	50	70	90	80	50	75	40	30	45	30	15		940
As of December 31, 2003		50	70	90	80	50	85	50	30	55	45	40	15	660[1]
As of December 31, 2004						130	35	80	60	30	20			355
As of May 13, 2005							65	70	90	70	80	30	20	425

(1) *These amounts represent amounts hedged with DaimlerChrysler, which are discussed in the text below.*

At the time of the Acquisition, MTU Aero Engines had foreign exchange forward contracts with DaimlerChrysler covering a nominal amount of $660 million, with a market value (net present value) of approximately €161 million based on the exchange rate of €1.00 = $1.25 prevailing on January 12, 2004. These contracts were scheduled to settle over the years 2004 to 2006 and, at that rate, would have contributed approximately €75 million, €61 million and €30 million to our earnings in 2004, 2005 and 2006, respectively, because we would have recognized gains in those amounts upon the settlement of the foreign exchange forward contracts. Under IFRS purchase accounting, although at the time of the Acquisition we continued to benefit economically from the hedges, we were required to attribute a portion of the purchase price paid to DaimlerChrysler (equal to the amount of the net present value of the contracts) to the €161 million market value of the hedges and to treat the associated unrealized profits as having been realized at the time of the Acquisition. Consequently, the above stated amounts will not be realized in our consolidated IFRS results as gains in the future periods to which the contracts related.

As part of the Acquisition, our counterparty to these foreign exchange forward contracts, DaimlerChrysler, transferred its obligations to one of our affiliates, Blade Forex UK Ltd. ("Blade Forex"). As set out in greater detail under "Business Transactions and Legal Relationships with Related Parties," DaimlerChrysler paid Blade Forex €161 million for assuming its obligations, and Blade Forex loaned this amount plus an additional amount of €1 million to MTU. As the foreign exchange forward contracts matured, MTU recognized a receivable from Blade Forex, which was then offset against the loan, thus reducing MTU's indebtedness.

During the first quarter of 2005, we terminated the foreign exchange forward contracts that were transferred from DaimlerChrysler at the time of the Acquisition and that remained in effect. At the time of termination, these contracts covered a nominal amount of $320 million and had a market value (net present value) of €71 million. The receivable that we recognized upon the termination of the contracts was offset against the remaining value of the loan from Blade Forex, which was thereby canceled. There are no remaining contractual obligations outstanding under these foreign exchange forward contracts. Such contracts would have given rise to gains of €21 million, €13 million, €10 million, and €12 million during the subsequent four quarters (and further gains in the following two quarters), applying the exchange rate as at January 12, 2004, the date of the transfer from DaimlerChrysler, of €1.00 = $1.25. These gains would have been recorded in the quarters corresponding to the original settlement dates if these contracts had settled on such original settlement dates.

Our reported revenues and cash flows have been adversely impacted by the depreciation of the dollar against the euro over the period from 2002 to 2004 and during the first quarter of 2005. Using the average dollar/euro exchange rate for 2003 of €1.00 = $1.13, our revenue in the fiscal year 2004 would have been approximately €116.1 million higher than actually recorded, or 4.2% higher than in 2003, based on the assumptions and the methodology described below under "—Results of operations." The adverse impact from exchange rate fluctuations on cash flows has been partially offset by the denomination of some costs (including engine program costs in our Commercial Business unit) in dollars, purchases of materials in dollars and hedging activities.

In addition to its impact on revenues, exchange rate fluctuations affect, among other things, receivables, payables, cash and debt balances denominated in currencies other than the euro, and gains and losses due to currency related changes in these balance sheet items, and gains and losses made on foreign exchange forward contracts.

For foreign exchange forward contracts taken out since the Acquisition, MTU applies hedge accounting. As a result, any gain or loss from these contracts is recognized in the period when the hedged transaction is realized as part of revenues.

Restructuring programs

During the period under review, we have undertaken restructuring and cost savings initiatives as part of ongoing efforts to enhance efficiency and profitability. In particular, our results have been affected by the restructuring of our Munich and Hanover facilities and by the downsizing of our Canadian MRO facility (including the transfer of some of its operations to our Hanover facility). Total restructuring costs amounted to €12.1 million in 2002, €34.2 million in 2003, €6.7 million in 2004, €1.3 million in the first quarter of 2004 and €0.1 million in the first quarter of 2005. We account for some of these costs under "Cost of sales" and for the remainder under "Selling and general administrative expenses."

Following September 11, 2001, management intensified efforts to reduce costs and have sustained these efforts, and we expect to continue to implement measures to reduce costs and improve efficiencies going forward. The measures have included, and are expected to include, attempts to reduce the number of permanent employees, to increase our use of part time employees and to improve working capital management. In particular, we commenced our "Impact 100" program in 2004, which we expect to complete by 2006. Under this program, we aim to reduce overhead, operating costs and capital expenditures, and to improve working capital and supply chain management. We have budgeted charges of approximately €12.9 million for 2005 and approximately €5.0 million for 2006 in connection with this program.

Backlog

Our backlog consists of firm purchase orders, which are orders pursuant to which we are obliged to deliver, and our customers are obliged to accept and pay for, products or services. We calculate our backlog as follows:

- Backlog includes all such orders that have been made directly to us by a customer or issued by the end customer of the OEM or made by the customer of a military engine consortium. Orders received by the leading partner of an RRSP or by a military engine consortium, however, are not included in backlog until the related follow-on purchase order is made to us.

- Backlog with respect to commercial engine sales is recorded at list price and does not reflect concessions (which are reflected in cost of sales).
- Commercial MRO backlog relates to purchase orders issued in relation to engines delivered for servicing. We do not include in our backlog estimated future orders under long-term service agreements or "Power by the Hour" contracts based on estimated flight hours for the life of the contract, meaning that our Commercial MRO backlog is relatively lower than backlogs so calculated.
- Once revenue for backlog orders is recognized, an equivalent amount is deducted from backlog.

For military programs, our customers typically commit to purchase a fixed number of aero engines at the time the production contract is signed, and we therefore record as backlog the entire contract value upon signing. As a result, Military Business backlog with respect to purchase orders relating to a specific engine is reduced over a long period of time, reflecting the delivery schedule agreed with the respective customer. In contrast, purchase orders for commercial engines are received from time to time, and are often concentrated around the launch of a new engine or during periods of particularly intense marketing. Spare parts orders are often filled in the period in which the order is received, and therefore our order backlog generally does not include substantial amounts for spare parts.

Our backlog is summarized in the table below:

	Order Backlog			
	December 31,			March 31,
(€ in millions)	2002	2003	2004	2005
Commercial and Military Business Segment	2,027.3	2,921.7	3,236.6	3,404.6
Of which:				
Commercial Business	1,219.2	1,679.1	1,519.3	1,721.3
Military Business	808.1	1,242.6	1,717.3	1,683.3
Commercial MRO Segment	153.1	137.9	171.7	177.7
Total	2,180.4	3,059.6	3,408.3	3,582.3

At December 31, 2004, our backlog amounted to €3,408.3 million, as compared to €3,059.6 million as at December 31, 2003, with the increase reflecting, among other factors, the receipt of purchase orders for Tranche 2 of the EJ200 engine in December 2004. While backlog information can be a significant indicator of short- and medium-term revenues and profitability for many industrial manufacturers, we believe that our backlog information is not necessarily a reliable or meaningful indicator of our future revenues and profitability for a number of reasons, including the following: first, because a significant proportion of our aero engine backlog relates to orders that we expect to fill over the course of many years (including, in the case of our Military Business backlog, orders for the TP400 engine that are currently scheduled to be filled commencing in 2009), backlog may not be a meaningful indicator of our revenues in the short- or medium-term. Second, because backlog does not reflect concessions on sales of commercial aero engines (which can be substantial), backlog is not necessarily a meaningful indicator of our gross profit. Third, the generally more profitable commercial spare parts business represents only a small portion of order backlog, as orders are usually filled in the period during which the order is received. Our backlog may fluctuate at any given time depending on when we receive significant new firm orders, when we deliver orders and whether orders are canceled, and such fluctuations may be more pronounced with respect to our Military Business backlog.

For a further discussion of factors that may affect our level of business and profitability, and, as a result, our backlog, please see the section entitled "Risk factors."

Sales mix

Our revenues and cost of sales in a given period will reflect not only the volume of aero engine modules and components and spare parts sold and MRO services provided, but also the mix of such sales. Although increased sales of new commercial engines generate additional revenue, such sales also typically involve substantial concessions that are included in costs of sales. As a result, increased sales of new engines in our Commercial Business will not necessarily contribute to higher gross profits and may result in lower gross

profits. In contrast, sales of spare parts in our Commercial Business do not involve concessions and, therefore, the increased revenue resulting from greater spare parts sales is more directly reflected in gross profits. In our Commercial MRO business, a significant element of cost of sales is the expense associated with the particular spare parts used in providing repair services. As a result, while margins tend to be lower than in our other business units, increased revenue can typically be expected to produce an increase in gross profits. In our Military Business, because the contracts are often on a cost-plus basis, the margins for new military engines, military spare parts and military MRO are more stable than in our Commercial Business unit or Commercial MRO unit.

Results of operations

Except where expressly indicated otherwise, the following discussion of our results of operations is based on a comparison of our audited 2004 IFRS financial statements, unaudited 2003 IFRS financial information and unaudited 2002 IFRS financial information, and on the unaudited consolidated interim financial statements for the three-month periods ended March 31, 2005 and 2004.

The following table sets forth certain items from our consolidated income statements for each of the three years ended December 31, 2002, 2003 and 2004 and for the three months ended March 31, 2004 and 2005, together with the percentage of revenue represented by each such item. In addition, the tables below present certain items from our consolidated income statements for the year ended December 31, 2004 and for the three months ended March 31, 2004 and March 31, 2005 with adjustments to eliminate the effects of purchase accounting (but not other effects of the Acquisition, such as interest incurred in connection with the Acquisition). For a brief discussion of IFRS purchase accounting as it affects our financial statements, see "—Factors affecting our results of operations—The Acquisition." See also our 2004 IFRS financial statements and the management report (*Lagebericht*) forming part of such financial statements.

	Year ended December 31,							
(€ in millions except percentages)	2002	%	2003	%	2004	%	2004 adjusted to exclude purchase accounting	%
Revenues	2,200.8	100	1,952.2	100	1,918.0	100	1,992.5[(1)]	100
Cost of sales[(2)]	(1,845.8)	84	(1,569.2)	80	(1,627.6)	85	(1,538.1)[(3)]	77
Gross profit[(2)]	**355.0**	**16**	**383.1**	**20**	**290.4**	**15**	**454.3**	**23**
R&D	(53.7)	2	(48.3)	2	(57.7)	3	(57.7)	3
Selling and general administrative expenses	(120.1)	5	(131.0)	7	(155.6)	8	(155.6)	8
Other operating income (expense)	7.6	—	(0.3)	—	4.0	—	4.0	—
Profit before financial result	**188.8**	**9**	**203.5**	**10**	**81.1**	**4**	**245.0**	**12**
Financial result	(16.0)	1	(46.9)	2	(74.6)	4	(74.6)	4
Income from ordinary activities	**172.8**	**8**	**156.6**	**8**	**6.5**	**—**	**170.4**	**9**
Income taxes	(73.4)	3	(93.3)	5	(6.3)	—		
Minority interest (share of loss)	1.1	—	—	—	—			
Net income	**100.4**	**5**	**63.3**	**3**	**0.2**	**—**		

(1) *Revenue is adjusted to show gains on foreign exchange hedging contracts in relation to which gains would have been recorded in revenue in the period but for the impact of purchase accounting. See "—Factors affecting our results of operations—Exchange rate fluctuations."*

(2) *In order to present gross profit before R&D costs, cost of sales and gross profit as discussed herein are before taking R&D charges into account. However, cost of sales and gross profit as presented in our financial statements included elsewhere in this Offering Circular are after taking R&D charges into account.*

(3) *Cost of sales is adjusted to eliminate depreciation and amortization of €62.5 million and to eliminate the €27.0 million upward revaluation of inventory, both resulting from purchase accounting.*

(€ in millions except percentages)	Three months ended March 31,							
	2004	%	2004 adjusted to exclude purchase accounting	%	2005	%	2005 adjusted to exclude purchase accounting	%
Revenues	430.0	100	441.8[(1)]	100	509.7	100	525.8[(1)]	100
Cost of sales[(2)]	(373.0)	87	(329.0)[(3)]	74	(445.4)	87	(429.0)[(4)]	82
Gross profit[(2)]	57.0	13	112.8	26	64.4	13	96.8	18
R&D	(19.3)	4	(19.3)	4	(4.8)	1	(4.8)	1
Selling and general administrative expenses	(66.2)	15	(66.2)	15	(31.0)	6	(31.0)	6
Other operating income (expense)	0.3	—	0.3	—	1.2	—	1.2	—
Profit (loss) before financial result	(28.2)	7	27.6	6	29.9	6	62.3	12
Financial result	(45.3)	11	(45.3)	10	(21.7)	4	(21.7)	4
Income (loss) from ordinary activities	(73.6)	17	(17.8)	4	8.2	2	40.6	8
Income taxes	(29.0)	7			(3.2)	1		
Minority interest (share of loss)	—	—			—	—		
Net income (loss)	(44.6)	10			5.0	1		

(1) *Revenue is adjusted to show gains on foreign exchange hedging contracts in relation to which gains would have been recorded in revenue in these periods but for the impact of purchase accounting. See "—Factors affecting our results of operations—Exchange rate fluctuations."*

(2) *In order to present gross profit before R&D costs, cost of sales and gross profit as discussed herein are before taking R&D charges into account. However, cost of sales and gross profit as presented in our financial statements included elsewhere in this Offering Circular are after taking R&D charges into account.*

(3) *Cost of sales is adjusted to eliminate depreciation and amortization of €17.0 million and to eliminate the €27.0 million upward revaluation of inventory, both resulting from purchase accounting.*

(4) *Cost of sales is adjusted to eliminate higher depreciation and amortization of €16.4 million resulting from purchase accounting.*

The following table presents our revenues for each of the periods indicated, on an actual basis and using average euro/dollar exchange rates for the prior period. Revenues stated at average euro/dollar exchange rates for the prior period have been calculated in order to facilitate a comparison of results from period to period without the impact of changing euro/dollar exchange rates. We have made our calculations assuming that (y) 100% of revenues from our Military Business are euro-denominated and (z) specified percentages of our Commercial Business and Commercial MRO Business, which vary by period and by location of our MRO facilities, are dollar-denominated. We then multiply the amount of unhedged revenues that we estimate are dollar-denominated in each period by the average euro/dollar exchange rate for the prior period and we multiply the amount of hedged revenues by the average rate at which these hedging contracts were entered into. The resulting amounts are only approximations of the amounts of revenue that might have been recorded had euro/dollar exchange rates not changed from period to period. Had actual euro/dollar exchange rates been constant, the revenues we would have recorded would not necessarily have been the same as those resulting from the methodology described above and set out in the table below.

(€ in millions)	Year ended December 31,			Three months ended March 31,	
	2002	2003	2004	2004	2005
Revenues	2,200.8	1,952.2	1,918.0	430.0	509.7
At average euro/dollar exchange rate for prior period[(1)]	—	2,150.4	2,034.1	—	527.7

(1) *For each period, calculated by applying the average euro/dollar exchange rate for the prior comparable period (2002: €1.00 = $0.95; 2003: €1.00 = $1.13; Q1 2004: €1.00 = $1.25) to the estimated dollar-denominated portion of the relevant unhedged revenues.*

Segment and business unit data

Although in terms of management and sales activities we have organized our business into three units, namely Commercial Business, Military Business and Commercial MRO units, for financial accounting purposes under IFRS, we only prepare business unit data for all three units with respect to revenues, whereas, with respect to other financial information, we report the Commercial Business and Military Business units together. We have therefore made allocations of costs of sales and consolidation adjustments for the purposes of producing the table below. We have not allocated costs of sales between our Commercial Business and Military Business units, as these share many of the same production, engineering and other facilities. The tables below present revenues, cost of sales and gross profit for our segments and business units before consolidation adjustments. The tables below also present certain segment and business unit data with adjustments to eliminate the effect of IFRS purchase accounting. For a brief discussion of IFRS purchase accounting as it affects our financial statements, see "Factors affecting our results of operations—The Acquisition."

	Year ended December 31,							
(€ in millions except percentages)	2002	%	2003	%	2004	%	2004*	%
Revenues	2,200.8	100	1,952.2	100	1,918.0	100	1,992.5	100
Of which:								
Commercial and Military Business Segment (before consolidation adjustments)	1,571.6	71	1,392.9	71	1,375.6	72	1,450.1	73
Of which:								
Commercial Business	1,110.1	50	944.1	48	879.9	46	954.4	48
Military Business	461.5	21	448.8	23	495.7	26	495.7	25
Commercial MRO Segment (before consolidation adjustments)	686.9	31	591.7	30	575.9	30	575.9	29
Consolidation adjustment	(57.6)	(3)	(32.4)	(2)	(33.5)	(2)	(33.5)	(2)
Costs of sales[(1)]	(1,845.8)	100	(1,569.2)	100	(1,627.6)	100	(1,538.1)	100
Of which:								
Commercial and Military Business Segment	(1,259.0)	68	(1,056.2)	67	(1,117.6)	69	(1,047.8)	68
Commercial MRO Segment	(646.6)	35	(549.0)	35	(543.5)	33	(523.8)	34
Consolidation adjustment	(59.8)	(3)	36.1	(2)	33.5	(2)	33.5	(2)
Gross profit[(1)]	355.0	100	383.1	100	290.4	100	454.4	100
Of which:								
Commercial and Military Business Segment	312.6	88	336.7	88	258.0	89	402.3	89
% margin	19.9%		24.2%		18.8%		27.7%	
Commercial MRO Segment	40.3	11	42.7	11	32.4	11	52.1	11
% margin	5.9%		7.2%		5.6%		9.0%	
Consolidation adjustment	2.1	1	3.7	1	0.0	—	0.0	—

* *Adjusted to exclude purchase accounting*

(1) *In order to present gross profit before R&D costs, cost of sales and gross profit as discussed herein are before taking R&D charges into account. However, cost of sales and gross profit as presented in our financial statements included elsewhere in this Offering Circular are after taking R&D charges into account.*

	Three months ended March 31,							
(€ in millions except percentages)	2004	%	2004*	%	2005	%	2005*	%
Revenues	430.0	100	441.8	100	509.7	100	525.8	100
Of which:								
Commercial and Military Business Segment (before consolidation adjustments)	304.2	71	316.1	72	342.0	67	358.0	68
Of which:								
Commercial Business	205.9	48	217.8	49	240.0	47	256.0	49
Military Business	98.3	23	98.3	22	102.0	20	102.0	19
Commercial MRO Segment (before consolidation adjustments)	132.6	31	132.6	30	172.6	34	172.6	33
Consolidation adjustment	(6.8)	(2)	(6.8)	(2)	(4.9)	(1)	(4.9)	(1)
Costs of sales(1)	(373.0)	100	(329.0)	100	(445.4)	100	(429.0)	100
Of which:								
Commercial and Military Business Segment	(249.7)	67	(216.0)	66	(292.7)	66	(279.5)	65
Commercial MRO Segment	(129.5)	35	(119.2)	36	(158.1)	35	(154.9)	36
Consolidation adjustment	6.2	(2)	6.2	(2)	5.5	(1)	5.5	(1)
Gross profit(1)	57.0	100	112.8	100	64.4	100	96.8	100
Of which:								
Commercial and Military Business Segment	54.5	96	100.1	89	49.2	76	78.4	81
% margin	17.9%		31.7%		14.4%		21.9%	
Commercial MRO Segment	3.1	5	13.4	12	14.5	23	17.7	18
% margin	2.3%		10.1%		8.4%		10.3%	
Consolidation adjustment	(0.6)	(1)	(0.6)	(1)	0.6	1	0.6	1

* *Adjusted to exclude purchase accounting*

(1) *In order to present gross profit before R&D costs, cost of sales and gross profit as discussed herein are before taking R&D charges into account. However, cost of sales and gross profit as presented in our financial statements included elsewhere in this Offering Circular are after taking R&D charges into account.*

Comparison of the three months ended March 31, 2005 to the three months ended March 31, 2004

Order backlog

Order backlog increased by €174.0 million, or 5.1%, from €3,408.3 million at December 31, 2004 to €3,582.3 million at March 31, 2005, primarily due to new engine orders in our Commercial Business.

Revenue

Revenues comprise sales of aero engine modules and components (before concessions), spare parts, MRO services and payments received for customer-funded research and development, as well as, from and after the date of the Acquisition, gains and losses from currency hedging. Revenue increased by €79.8 million, or 18.5%, to €509.7 million for the three-month period ended March 31, 2005 from €430.0 million for the three-month period ended March 31, 2004. On an adjusted basis to eliminate the effects of purchase accounting, revenue would have increased by €84.0 million, or 19%, from €441.8 million for the three-month period ended March 31, 2004 to €525.8 million for the three-month period ended March 31, 2005. Using the average euro/dollar exchange rate from the first quarter of 2004 with respect to unhedged revenues that we estimate are dollar-denominated and, with respect to hedged revenues, the average rate at which hedging contracts were entered into, our revenue would have increased by €97.7 million, or 22.7%, to €527.7 million in the first quarter of 2005, as compared to €430.0 million in the first quarter of 2004.

Commercial Business revenues increased by €34.1 million, or 16.6%, from €205.9 million for the three-month period ended March 31, 2004 to €240.0 million for the three-month period ended March 31, 2005. On an adjusted basis to eliminate the effects of purchase accounting, our Commercial Business revenues would have increased by €38.2 million, or 17.5%, from €217.8 million in the first quarter of 2004 to

€256.0 million in the first quarter of 2005. Because substantially all of our Commercial Business revenues are dollar-denominated, they would have been higher, in euro terms, had the dollar not declined in value against the euro. New engine sales, particularly for the V2500, increased in the first quarter of 2005 as compared to the first quarter in 2004. Spare part sales remained stable in euro terms, reflecting a combination of an increase in spare parts sales on a unit basis and the adverse effects of changes in the euro/dollar exchange rate.

Military Business revenues increased by €3.7 million, or 3.8%, from €98.3 million for the three-month period ended March 31, 2004 to €102.0 million for the three-month period ended March 31, 2005.

Commercial MRO revenues increased by €40.0 million, or 30.2%, from €132.6 million for the three-month period ended March 31, 2004 to €172.6 million for the three-month period ended March 31, 2005. Commercial MRO revenues would have been higher, in euro terms, had the dollar not declined in value against the euro. The improvements reflect business from new customers and an increase in business from existing customers as a result of an increase in flight hours in the first quarter of 2005 as compared to the first quarter of 2004.

Cost of sales (excluding R&D expenses)

Cost of sales comprises costs of materials, personnel expenses, amortization and depreciation, increases or decreases in inventory and work in progress, concessions on new engine sales and other expense items allocated to cost of sales. Cost of sales increased by €72.4 million, or 19.4%, from €373.0 million for the three-month period ended March 31, 2004 to €445.4 million for the three-month period ended March 31, 2005. On an adjusted basis to eliminate the effects of purchase accounting, cost of sales would have increased by €100.0 million, or 30.4%, from €329.0 million for the three-month period ended March 31, 2004 to €429.0 million for the three-month period ended March 31, 2005. This increase in cost of sales is mainly due to a larger number of new aero engine modules and components sold relative to sales of spare parts in the first quarter of 2005 as compared to the first quarter of 2004, and to the impact of the concessions granted on those new engine sales. In addition, our Commercial MRO segment, which typically has higher cost of sales as a percentage of revenues compared to our Commercial Business and Military Business segment, grew disproportionately. Moreover, costs of materials were higher than in the prior three-month period, which was largely the result of higher sales during the three-month period ended March 31, 2005 as compared to sales for the three-month period ended March 31, 2004.

Cost of sales for our Commercial Business and Military Business segment for the three-month period ended March 31, 2005 were €292.7 million (85.6% of related segmental revenues), compared to €249.7 million (82.1% of related segmental revenues) for the three-month period ended March 31, 2004. Adjusted to eliminate the effects of purchase accounting, cost of sales for our Commercial Business and Military Business segment would have been €279.5 million (78.1% of related segmental revenues adjusted to eliminate the effects of purchase accounting) in the first quarter of 2005, compared to €216.0 million (68.3% of related segmental revenues adjusted to eliminate the effects of purchase accounting) in the first quarter of 2004.

Cost of sales of our Commercial MRO segment for the three-month period ended March 31, 2005 were €158.1 million (91.6% of related segmental revenues), compared to €129.5 million (97.7% of related segmental revenues) for the three-month period ended March 31, 2004. Adjusted to eliminate the effects of purchase accounting, cost of sales for this segment would have been €154.9 million (89.7% of related segmental revenues adjusted to eliminate the effects of purchase accounting) in the first quarter of 2005, compared to €119.2 million (89.9% of related segmental revenues adjusted to eliminate the effects of purchase accounting) in the first quarter of 2004. These changes reflect higher volumes and stable cost of sales as a percentage of revenues.

Research and development

Research and development expenses reported by the Company for the three-month period ended March 31 decreased by €14.5 million, or 75.2%, to €4.8 million in 2005 compared to €19.3 million in 2004, primarily reflecting delays in certain technology programs. We utilized €24.5 million and €8.3 million of the R&D provision in the three-month periods ended March 31, 2004 and March 31, 2005, respectively, as the development expenses for the PW6000 and GP7000 programs covered by the provision decreased. These

partial releases of the R&D provision are not reflected in our income statements for such periods but nevertheless represent part of our expenditures on research and development. The sum of the research and development expenses and the amount of the R&D provision utilized during each quarter was €43.8 million for the three months ended March 31, 2004, and €13.1 million in the comparable period in 2005.

Selling and general administrative expenses

Selling and general administrative expenses decreased by €35.3 million, or 53.3%, from €66.2 million for the three-month period ended March 31, 2004 to €31.0 million for the three-month period ended March 31, 2005. This decrease was largely due to the fact that we incurred €18.3 million of transaction costs in the three-month period ended March 31, 2004 in connection with the mezzanine bridge facility to finance the Acquisition. In addition, selling and general administrative expenses decreased in the most recent quarter as a result of other transaction-related costs of €11.7 million incurred in the first quarter of 2004.

Other operating income (expense)

Other operating income increased by €0.9 million to €1.2 million for the three-month period ended March 31, 2005 from €0.3 million for the three-month period ended March 31, 2004, which was mainly due to income from payments under insurance agreements.

Financial result

Financial result expense decreased by €23.6 million, or 52.2%, to €21.7 million for the three-month period ended March 31, 2005 from €45.3 million for the three-month period ended March 31, 2004. This decrease primarily reflects lower net interest expense of €8.7 million in the first quarter of 2005 as compared to €15.4 million in the prior year period as a result of the repayment of substantial indebtedness under the senior facilities agreement. In addition, the decrease reflects a loss in other financial result of €13.0 million in the first quarter of 2005 compared to a loss in other financial result of €29.2 million in the prior year period, in each case, primarily resulting from losses from interest rate swaps and interest on pension provisions and, in the case of the first quarter of 2004, losses from financing activities.

Income (loss) from ordinary activities

We recorded income from ordinary activities of €8.2 million for the three-month period ended March 31, 2005, as compared to a loss from ordinary activities of €73.6 million for the three-month period ended March 31, 2004 due to the factors discussed above.

Income taxes

We recorded income tax expense of €3.2 million for the three-month period ended March 31, 2005, as compared to a benefit of €29.0 million for the three-month period ended March 31, 2004, which was mainly due to a benefit from deferred taxes of €29.2 million that we recognized in the first quarter of 2004 from a tax loss carry forward.

Net income (loss)

We recorded net income of €5.0 million for the three-month period ended March 31, 2005, as compared to a net loss of €44.6 million for the three-month period ended March 31, 2004, due to the factors discussed above.

Comparison of the year ended December 31, 2004 to the year December 31, 2003.

Order backlog

In the financial year 2004, total order backlog increased by 11.4% from €3,059.6 million at December 31, 2003 to €3,408.3 million at December 31, 2004, which was mainly due to orders related to Tranche 2 of the EJ200 Eurofighter engine in December 2004.

Revenue

Revenue decreased by €34.2 million, or 1.8%, to €1,918.0 million for the year ended December 31, 2004 from €1,952.2 million for the year ended December 31, 2003. On an adjusted basis to eliminate the effects of purchase accounting, revenue would have increased by €40.2 million from 2003, or 2.1%, to €1,992.5 million in 2004. Using the average euro/dollar exchange rate from the prior year with respect to unhedged revenues that we estimate are dollar-denominated and, with respect to hedged revenues, the average rate at which hedging contracts were entered into, revenue would have increased by €81.9 million, or 4.2%, from €1,952.2 million in 2003 to €2,034.1 million in 2004.

While the Commercial Business began to benefit from the economic recovery in 2004, revenues in 2004 decreased by €64.2 million, or 6.8%, from €944.1 million in 2003 to €879.9 million in 2004 due to adverse exchange rate movements, and due to the fact that the 2004 reported revenues do not include gains from hedging contracts in effect prior to the Acquisition. On an adjusted basis to eliminate the effects of purchase accounting, our Commercial Business revenues would have been €954.4 million in 2004, representing an increase of €10.3 million, or 1.1%, from reported revenues in 2003. Revenues from sales of modules and components for new engines remained stable despite adverse dollar exchange rate movements (at actual exchange rates). Revenues from sales of spare parts decreased in 2004, due to adverse euro/dollar exchange rate movements. However, US dollar-denominated sales of spare parts increased by 4.0%. The major new engine programs contributing most to sales of modules and components for new aero engines were the V2500, the PW2000 and the CF6. The major engine programs contributing most to spare parts sales were the CF6, the PW2000, the V2500 and the JT8D-200.

Military Business revenues increased by €46.9 million, or 10.5%, to €495.7 million in 2004 from €448.8 million in 2003 mainly due to revenue recognized in respect of the TP400 program, the commencement of the EJ200 engine series production and the entry into production of the MTR390 aero engine. This increase was partially offset by a decline in revenue related to the RB199 engine program due to the on-going phasing-out of the Panavia Tornado, the postponement of the Cooperative Model for the RB199 (pursuant to which we provide comprehensive MRO, logistical and support services to the German Armed Forces), and a decline in military MRO business with Saudi Arabia.

Commercial MRO revenues decreased by €15.8 million, or 2.7%, from €591.7 million in 2003 to €575.9 million in 2004. The decrease in Commercial MRO revenues was principally due to reduced sales at MTU Canada as a result of the bankruptcy of Canadian Airlines. MRO sales at MTU Canada declined to €27.8 million in 2004 from €53.0 million in 2003. Although MTU Hannover lost its largest customer when Federal Express cancelled its contracts effective June 2003, we succeeded in replacing the business lost with a number of contracts with other customers, including Air Canada and Atlas Air. We believe this demonstrates the growth potential of the commercial MRO business, and we also believe that our business is now more resilient as a result of the greater diversity of our customer base.

Cost of sales (excluding R&D expenses)

Despite a decrease in revenues, cost of sales increased by 3.7% to €1,627.6 million for the year ended December 31, 2004 from €1,569.2 million for the year ended December 31, 2003. Adjusted to eliminate the effects of purchase accounting, consolidated cost of sales would have decreased by €31.1 million from 2003, or 2.0%, to €1,538.1 million in 2004. Cost of sales includes a portion of restructuring changes, and restructuring changes recorded under cost of sales were substantially lower in 2004 compared to 2003.

Cost of sales for our Commercial Business and Military Business segment for the year ended December 31, 2004 were €1,117.6 million (81.2% of related segmental revenues), compared to €1,056.2 million (75.8% of related segmental revenues) for the year ended December 31, 2003. Adjusted to eliminate the effects of purchase accounting, cost of sales of our Commercial Business and Military Business segment would have been €1,047.8 million (72.3% of related segmental revenues adjusted to eliminate the effects of purchase accounting). While overall cost of sales did not change significantly from the prior year, we did experience a change in sales mix in 2004 as compared with 2003, with higher Military Business revenues, stable revenue from new commercial aero engine program-related sales and lower revenues from commercial spare parts (primarily due to the euro/dollar exchange rate movements) largely offsetting each other. Two major components of cost of sales are the concessions given by OEMs on the sale of new aero engines, which the OEM passes on to its RRSP partners, and marketing, warranty and administrative costs incurred by

OEMs and charged to RRSP partners ("drag payments"). While concessions decreased and drag payments increased, in the aggregate, they remained relatively stable between the two years.

Cost of sales for our Commercial MRO segment declined by €5.5 million, or 1.0%, to €543.5 million (94.4% of related segmental revenues) for the year ended December 31, 2004 from €549.0 (92.8% of related segmental revenues) for the year ended December 31, 2003. Adjusted to eliminate the effects of purchase accounting, cost of sales of our Commercial MRO segment would have been €523.8 million (91.0% of related segmental revenues adjusted to eliminate the effects of purchase accounting). While the decrease in cost of sales is partially related to the decrease in revenues (and namely to euro/dollar exchange rate movements which lead to lower costs for spare parts sourced in dollars), the decrease of cost of sales as a percentage of revenues (adjusted to eliminate the effects of purchase accounting) reflects the benefits we have already achieved from our efficiency and cost saving initiatives, namely the "Impact 100" program and improvements due to the restructuring of our Canadian operations.

Research and development

Research and development expenses funded by the Company for 2004 increased by €9.4 million, or 19.5%, to €57.7 million in 2004 compared to €48.3 million in 2003.

As set forth above under "—Factors affecting our results of operations—Research and development," under IFRS purchase accounting, we made provisions on our January 1, 2004 balance sheet for certain costs relating to the development of the GP7000 and PW6000 engines. Over the course of 2004, we utilized approximately €98.2 million of the provision, leaving a remaining provision of €52.1 million at December 31, 2004. Although the utilization of the provision reflects research and development expenditures with respect to the GP7000 and PW6000 program such expenditures are not expensed. The aggregate of research and development expense for 2004 and the R&D provision utilized during 2004 totaled €155.8 million. In comparison, the aggregate of research and development expense for 2003 and the amount of such expenditure capitalized in 2003 was €171.1 million, representing a decrease in 2004 of 8.9%.

The amount of customer-funded research and development, which is not included in research and development expense, was €76.9 million in 2004 compared to €56.4 million in 2003.

Selling and general administrative expenses

Selling and general administrative expenses increased by €24.7 million, or 18.8%, to €155.6 million for the year ended December 31, 2004 from €131.0 million for the year ended December 31, 2003.

Selling expenses decreased by €13.7 million, or 16.8%, to €68.0 million for the year ended December 31, 2004 from €81.7 million for the year ended December 31, 2003. This decrease was primarily due to lower restructuring costs in 2003 compared to 2004, which are partially reflected in selling expenses.

General administrative expenses increased by €38.4 million, or 77.9%, to €87.7 million for the year ended December 31, 2004 from €49.3 million for the year ended December 31, 2003. This increase was primarily due to €22.6 million of costs directly incurred in connection with the Acquisition. In addition, the increase related to other non-recurring costs indirectly related to the transaction of €23.3 million in 2004 (including costs incurred in connection with the issuance of the Senior Notes). Excluding these Acquisition-related costs, our general administrative expenses would have been €41.8 million in 2004, a decrease of 15.3% from 2003. General administrative expenses were also positively impacted by the payment of management fees in the amount of €1.0 million to Kohlberg Kravis Roberts & Co. L.P. in 2004, which was substantially lower than service payments previously made by us to DaimlerChrysler group companies.

Other operating income (expense)

We recorded other operating income of €4.0 million in 2004 compared to other operating expense of €0.3 million in 2003. This change reflects realized gains and losses from fixed asset disposals, including the sale of a lease engine in 2004, income and expenses from insurance benefits or payments, and other income or expenses.

Financial result

Financial result expense increased by €27.7 million, or 59.0%, to €74.6 million for the year ended December 31, 2004 from an expense of €46.9 million for the year ended December 31, 2003, primarily due to an increase in net interest expense of €66.3 million as a result of interest payments in 2004 under the senior facilities agreement and the Senior Notes and increases in the interest element of pension costs, partially offset by lower adverse effects of the euro/dollar exchange rate on dollar cash balances in 2002 compared to 2003.

Income before tax

Income before tax decreased by €150.1 million to €6.5 million in 2004 from €156.6 million in 2003 due to the factors discussed above.

Income taxes

Income taxes decreased by €87.0 million to €6.3 million for the year ended December 31, 2004 from €93.3 million for the year ended December 31, 2003, due to significantly lower taxable income in 2004 as compared to 2003 and higher levels of deferred tax charges recorded in 2003.

Net income (loss)

Net income decreased by €63.1 million to net income of €0.2 million for the year ended December 31, 2004, from net income of €63.3 million for the year ended December 31, 2003 due to the factors discussed above.

Comparison of the year ended December 31, 2003 to the year ended December 31, 2002

Order backlog

We experienced a 40.3% increase in order backlog at December 31, 2003 from €2,180.4 million at December 31, 2002 to €3,059.6 million in 2003, largely based upon the signing of the agreement related to the TP400 engine for the A400M military transport aircraft and initial purchase orders in connection with the launch of the GP7000 engine program for the Airbus A380 and an increase in orders for PW2000 engines by the United States Armed Forces for the C17 military transport aircraft.

Revenue

Revenue decreased by €248.6 million, or 11.3%, to €1,952.2 million for the year ended December 31, 2003 from €2,200.8 million for the year ended December 31, 2002. Using the average euro/dollar exchange rate from the prior year with respect to unhedged revenues that we assume are dollar-denominated and, with respect to hedged revenues, the average rate at which hedging contracts were entered into, revenue for the year ended December 31, 2003 would have decreased by €50.4 million, or 2.3%, from €2,200.8 million in 2002 to €2,150.4 million in 2003.

The primary reason for this decline in revenues was a decline in the revenues from our Commercial Business unit of €166.0 million, or 15.0%, to €944.1 million for the year ended December 31, 2003 from €1,110.1 million for the year ended December 31, 2002. This decline in turn reflected the adverse impact on dollar-denominated revenues from the depreciation of the dollar against the euro. Commercial Business revenues (using actual exchange rates) also declined as a result of lower sales volumes attributable to the continued decline of the aero engine sales market in 2003, which reflected the events of September 11, 2001, depressed economic conditions both globally and in the airline industry in particular, and the outbreak of SARS.

Revenues also declined in the Military Business unit by 2.8% from €461.5 million in 2002 to €448.8 million in 2003. This was primarily due to a reduction in flight hours of the RB199 engine, which affected revenues from military MRO and spare parts sales, and delays in production of airframes for the Eurofighter, which in turn delayed deliveries of the EJ200 engine.

The decline in overall revenues was also attributable to a decline in revenues from our Commercial MRO unit. In 2003, sales in that unit declined by €95.2 million, or 13.9%, to €591.7 million in the year ended December 31, 2003 from €686.9 million in the year ended December 31, 2002, mainly due to the decline in the value of the dollar against the euro, as a large proportion of our Commercial MRO revenues are

denominated in dollars. In addition, declining traffic and lower aircraft utilization, the effect of the bankruptcy of a customer, Canadian Airlines, on MTU's Canadian operations and the loss of two contracts with Federal Express, which MTU continued to service until June 2003, led to a significant reduction in 2003 MRO revenues which was partially offset by an increase in other Commercial MRO business.

Cost of sales (excluding R&D expenses)

Cost of sales decreased by €276.7 million, or 15.0%, from €1,845.8 million for the year ended December 31, 2002 to €1,569.2 million for the year ended December 31, 2003. This decrease was primarily driven by the reduction in sales and the cost of concessions, partially offset by an increase in drag payments. Another significant factor was related to changes in inventory, which increased by €6.6 million in 2003, compared to a decrease in 2002 of €103.3 million. Increased restructuring charges in 2003 also affected costs of sales.

Research and development

Research and development costs reported by the Company for 2003 decreased by 10.0% to €48.3 million in 2003, compared to €53.7 million in 2002. The decrease reflects differences in the amount of expenditure capitalized rather than expensed in connection with the development of the GP7000 and PW6000 engines, reflecting the increased development efforts with regard to the GP7000 and the PW6000 in 2003. The amounts capitalized were €122.8 million and €75.2 million in 2003 and 2002, respectively, and when aggregated with the amounts expensed in the applicable period, Company-funded research and development expenditures would have increased by 32.8% to €171.1 million in 2003 from €128.9 million in 2002.

Selling and general administrative expenses

Selling and general administrative expense increased by €10.8 million, or 9.0%, to €131.0 million for the year ended December 31, 2003 from €120.1 million for the year ended December 31, 2002.

Selling expenses increased by €4.1 million, or 5.3%, to €81.7 million for the year ended December 31, 2003 from €77.6 million for the year ended December 31, 2002. This was primarily due to higher restructuring costs in 2003 compared to 2002.

General administrative expenses increased by 15.7% to €49.3 million for the year ended December 31, 2003 from €42.6 million for the year ended December 31, 2002. This was primarily due to an increase in other expenses.

Increased restructuring charges in 2003 also affected both selling expenses and general administrative expenses.

Other operating income (expense)

Other operating income (expense) decreased by €7.9 million to an expense item of €0.3 million for the year ended December 31, 2003 from an income item of €7.6 million for the year ended December 31, 2002. Income in 2002 reflected a gain on the sale of a small business and the grant of a non-repayable subsidy for an investment at MTU Berlin.

Financial result

Financial result expense increased to €46.9 million for the year ended December 31, 2003 from an expense of €16.0 million for the year ended December 31, 2002. This increase in expense principally resulted from higher losses related to the impact of dollar/euro exchange rate fluctuations on cash balances, which were €30.4 million in 2003, as compared to €14.3 million in 2002, as well as lower net interest income of €4.0 million earned in 2003 as compared to €13.6 million earned in 2002. In addition, we incurred a loss of €1.5 million from minority participations in 2003 compared to a gain of €1.4 million in 2002.

Income before tax

Income before tax decreased by €16.2 million to income of €156.6 million for the year ended December 31, 2003 from income of €172.8 million for the year ended December 31, 2002, due to the factors discussed above.

Income taxes

Income taxes increased by 27.0% to €93.3 million for the year ended December 31, 2003 from €73.4 million for the year ended December 31, 2002, mainly due to a deferred tax accrual, notwithstanding higher taxable income in 2002.

Net income (loss)

Net income decreased by €37.1 million to €63.3 million for the year ended December 31, 2003, from €100.4 million for the year ended December 31, 2002 due to the factors discussed above.

Liquidity and capital resources

	Year ended December 31,			Three months ended March 31,	
(€ in millions)	2002	2003	2004	2004	2005
Net income/(loss)	100.4	63.3	0.2	(44.6)	5.0
Minority interest	(1.1)	0.0	0.0	0.0	0.0
Depreciation and amortization	55.0	60.9	133.1	31.3	33.3
Change in provisions	31.1	7.5	(35.6)	(25.5)	(12.6)
Change in working capital	105.5	58.8	(22.5)	124.3	110.1
Capitalized R&D	(75.2)	(122.8)	—	—	—
Change in deferred taxes	67.2	39.1	(2.4)	(29.0)	(2.6)
Change in other items	(1.0)	0.1	0.1	0.4	(0.1)
Cash flow from operating activities	281.8	106.9	72.9	56.9	133.1
Cash flow from investing activities	(133.3)	(93.5)	(59.9)(1)	(10.3)(1)	(10.5)
Cash flow from financing activities	(254.6)	(286.1)	(190.3)(2)	14.5 (2)	(106.5)
Change in cash and cash equivalents	(106.1)	(272.7)	(177.2)	61.1	15.7

(1) *Excludes cash outflow of €766.6 million reflecting payment of consideration for the Acquisition.*

(2) *Excludes cash inflow of €604.4 million relating to financing of the Acquisition from third-parties and €162.2 million relating to the loan from Blade Forex.*

Cash flow for the three-month period ended March 31, 2005 and 2004

Cash flow from operating activities

Net cash flow from operating activities was €133.1 million in the first quarter of 2005, an increase from the €56.9 million generated in the first quarter of 2004. Higher operating cash flows in the first quarter of 2005 reflect improved net income earned in such period compared to the first quarter of 2004, reflecting in part transaction costs of €30.0 million incurred in the first quarter of 2004 relating to the Acquisition. In the first quarter of 2005, cash flows reflect, in addition to net income, the pre-payment of Tranche 2 of the EJ200 program in the amount of approximately €50 million and the receipt of deferred payments from customers. In the first quarter of 2004, working capital was positively affected by prepayments on the EJ200 program as well as favorable movements in working capital due to timing differences relating to payables. Both periods were affected by the typically lower volume of materials purchases we make in the first quarter of the year. The change in provisions reflects the use of €8.3 million of the provision established under purchase accounting to cover GP7000 and PW6000 development expenses during the first quarter of 2005 and €24.5 million during the first quarter of 2004; no development expenses were capitalized during the first quarters of 2005 and 2004. The cash flows from operating activities for both of the periods do not reflect the gains from foreign exchange forward contracts with Blade Forex. These gains give rise to a receivable as the contracts mature, and the receivables offset the loan from Blade Forex and thereby reduced our net debt. See "—Factors affecting our results of operations—Exchange rate fluctuations."

Cash flow from investing activities

In the three-month period ended March 31, 2005, our investing activities used net cash of €10.5 million, reflecting the typically lower amount of investments we make in the first quarter of the year. Cash used in investing activities in the first quarter of 2005 was broadly in line with cash used in investing activities

during in the three-month period ended March 31, 2004, when investing activities used net cash of €10.3 million. €11.2 million of cash used was related to investments in intangible assets and property, plant and equipment during the three-month period ended March 31, 2005, compared to €10.8 million during the three-month period ended March 31, 2004.

Cash flow from financing activities

In the three-month period ended March 31, 2005, our financing activities used net cash of €106.5 million. This amount reflects the repayment of approximately €79.2 million of debt under Tranche A of the senior facilities agreement in February 2005 and the final repayment of the senior facilities agreement of €48.9 million in March 2005. At the end of the first quarter of 2005, we drew €56.8 million under our new credit facility. In the first quarter of 2004, in contrast, our financing activities generated net cash of €14.4 million, reflecting changes in the fair value of derivatives.

Cash flow for the years ended December 31, 2004, 2003 and 2002

Cash flow from operating activities

Cash flow from operating activities in 2004 was €72.9 million, a decline from the €106.9 million generated in 2003. The higher cash flows in 2003 reflect higher net income in 2003, due in part to Acquisition-related payments of €41.8 million in 2004 and to significantly higher interest costs in 2004. Net income in 2004 was adversely affected by restructuring charges of €6.7 million, compared to restructuring charges in 2003 of €34.2 million. In 2004, net income also reflected higher depreciation and amortization, reflecting the step-up in the valuation of assets arising as a result of the Acquisition, but this did not impact cash flows. Cash flow from operating activities in 2004 was affected by the increase in receivables following the deferral of substantial payments by customers into the first quarter of 2005, which caused working capital to increase by €22.5 million. The change in use of provisions relating to the provision established under purchase accounting to cover GP7000 and PW6000 development expenses in 2004 amounts to €24.5 million; no development expenses were capitalized in 2004. The cash flow from operating activities in 2004 does not reflect the gains from foreign exchange forward contracts with Blade Forex. These gains give rise to a receivable as the contracts mature, and the receivables offset the loan from Blade Forex and thereby reduced our net debt by €74.5 million in 2004. See "—Factors affecting our results of operating—Exchange rate fluctuations."

Cash flow from operating activities in 2003 was €106.9 million, a decline from the €281.8 million generated in 2002. The higher cash flows in 2002 reflect not only higher net income in 2002, but also a substantial prepayment on the EJ200 which led to a total reduction in working capital of €105.5 million in 2002. Net income in 2003 was adversely affected by restructuring charges of €34.2 million, compared to €12.1 million of restructuring charges in 2002. In 2003, positive contributions to cash flow included a €58.8 million improvement in working capital, which reflects largely reduced inventory levels as deliveries commenced in the EJ200 program. Cash flows from operating activities in 2003 were negatively affected by €122.8 million of development costs related to the GP7000 and PW6000 engine programs which were capitalized.

Cash flow from operating activities in 2002 was €281.8 million. Net income was affected by restructuring costs of €12.1 million. Working capital decreased by €105.5 million, which reflected a decrease in inventories of €104.1 million due to progress in the EJ200 development contract and related payments from the customer, and decreases in both receivables and liabilities of €72.1 million and €70.8 million, respectively, largely offsetting each other.

Cash flow from investing activities

In the year ended December 31, 2004, our investing activities used net cash of €59.9 million, reflecting gross cash used in investing activities of €65.9 million, reduced by cash received from asset disposals and repayments of €6.0 million. Cash used in investing activities included investments in information technology to improve production processes. In addition, we invested a gross amount of €1.1 million in financial assets.

In the year ended December 31, 2003, our investing activities used net cash of €93.5 million. This reflected investments of €83.8 million in intangible assets and property, plant and equipment, as well as €16.3 million of other investments, primarily reflecting investments in finance leases in our Hanover facility, partially

offset by €6.6 million of proceeds primarily related to asset disposals. In addition, we invested a gross amount of €8.6 million (on a German GAAP basis) in financial assets.

In the year ended December 31, 2002, our investing activities used net cash of €133.3 million. This reflected investments of €136.0 million in intangible assets and property, plant and equipment. In 2002, these investments included an amount related to the purchase of a license to perform MRO activities on the CF34 engine, finance lease transactions and expenditures related to the implementation of the flow line concept (a workshop layout designed to decrease turn around times for servicing engines) in Hanover. In 2002, we also invested a gross amount of €19.3 million (on a German GAAP basis) in financial assets. This amount includes an investment of €10.8 million in our Chinese MRO joint venture in Zhuhai. There were also cash inflows from asset disposals and repayments.

The foregoing discussion of cash flows from investing activities excludes cash outflow of €766.6 million in 2004 reflecting payment of consideration for the Acquisition.

Cash flow from financing activities

Our financing activities used net cash of €190.3 million in 2004, €286.1 million in 2003 and €254.6 million in 2002. Our financing activities in 2004 were mainly devoted to the repayment of approximately €201 million of the senior facilities agreement entered into to finance the Acquisition. Financing activities in 2003 and 2002 consisted almost entirely of service payments, dividend payments and other profit transfers made to the DaimlerChrysler Group. In particular, we recorded under cash flow from financing activities our gross payment of €541 million in 2003 and €281 million in 2002 to DaimlerChrysler and the receipt of approximately €229 million from DaimlerChrysler, primarily reflecting the sale of shares to DaimlerChrysler.

The foregoing discussion of cash flows from financing activities excludes cash inflows in 2004 of €604.4 million relating to financing of the Acquisition from third parties and €162.2 million relating to the loan from Blade Forex, as discussed above under "—Factors affecting our results of operations—Exchange rate fluctuations".

Capital resources

Our principal source of liquidity is our operating cash flows, which are analyzed above. Our ability to generate cash from our operations depends on our future operating performance, which is in turn dependent, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in the section entitled "Risk factors."

The following table sets forth our net debt as of December 31, 2002, 2003 and 2004 and as of March 31, 2005.

Net Financial Debt

(€ in millions except percentages)	At December 31, 2002	At January 1, 2004	At December 31, 2004	At March 31, 2005
Senior Notes (incl. accrued interest)			280.7	286.3
Senior Debt/Mezzanine Debt[(1)]	11.9	672.5	186.1	69.2
Vendor Loan		175.0	185.5	188.3
Financing Lease	36.0	54.2	51.9	52.6
Liabilities to affiliated companies[(2)]	36.1	234.4	162.4	71.7
Other Financial Debt	—	—	—	0.4
Total Financial Debt	84.0	1,136.1	866.6	668.5
Cash	326.5	205.6	28.5	44.1
Net Financial Debt	(242.5)	930.5	838.1	624.4

(1) *Includes the Senior Facility, the Mezzanine Loan and the loan from the Province of British Columbia.*

(2) *Includes the shareholder loan, the Forex loan and certain other intra-group loans.*

In connection with the Acquisition, we entered into a senior facilities agreement that provided for facilities of up to €620.0 million, of which €420.0 million was drawn down as of January 1, 2004. In March 2004, MTU Aero Engines Investment GmbH, one of our subsidiaries, issued €275.0 million aggregate principal amount of its 8.25% senior notes due 2014 (the "Senior Notes"). We used proceeds from the issuance of the Senior Notes to pre-pay €33.7 million of the outstanding amounts under this senior facilities agreement and to repay all amounts outstanding under the mezzanine bridge facility that had been drawn in connection with the Acquisition. In 2004, we also repaid an additional €201 million of indebtedness under the senior facilities agreement, of which only €1.1 million were scheduled repayments. In addition, we pre-paid €79.2 million of indebtedness under our senior facilities agreement in February 2005. In March 2005, we entered into a new revolving credit facility (the "Credit Facility") that replaced the senior facilities agreement. At the same time, we made a final repayment of €48.9 million under the senior facilities agreement. Management believes that our new Credit Facility provides substantially greater flexibility, reflecting our improved credit position, and that our ability to refinance the senior facilities agreement on favorable terms is a result of the ongoing positive development of our business and of the market generally.

The Credit Facility provides us with access to €250 million, which we may use to service our working capital needs or for other general corporate purposes. As of March 31, 2005, we had indebtedness of €56.8 million outstanding and €164.9 million available under the Credit Facility. As of March 31, 2005, we incurred interest at a rate of 0.4% over EURIBOR on all indebtedness outstanding under the Credit Facility.

We intend to use the proceeds of this offering of shares to repay debt under the Vendor Loan Note and the shareholder loan. See "The Offering—Use of proceeds."

MTU Aero Engines Holding AG is a holding company with no revenue-generating operations of its own. MTU Aero Engines Holding AG is therefore dependent on the capital raising abilities of, and dividend and other payments from, subsidiaries in order to generate funds. The indenture governing the Senior Notes contains covenants that restrict the ability of certain of MTU Aero Engines Holding AG's subsidiaries to, among other things, pay dividends or make other distributions, incur additional debt and grant guarantees. Furthermore, the ability of MTU Aero Engines Holding AG's subsidiaries to pay dividends and make other payments to MTU Aero Engines Holding AG may be restricted by other agreements and legal prohibitions, statutory or otherwise, on such payments. See "Risk Factors—Risks related to the offering—We may not pay dividends."

Although we believe that our expected cash flows from operations, together with available borrowings and cash on hand, will be adequate to meet our anticipated liquidity and debt service needs, we cannot assure you that our business will generate sufficient cash flows from operations or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due or to fund our other liquidity needs.

We believe that the potential risks to our liquidity are:

- a reduction in operating cash flows due to a lowering of net income from our operations, which could be due to downturns in our performance or the industry as a whole;
- the need to fund significant research and development expenditures and related capital expenditures upon undertaking participation in aero engine programs, especially programs in which we may have a large participation;
- our potential liability under RRSP arrangements to make cash payments if we are unable to produce our research and development contribution; and
- our potential liability, under RRSP arrangements and otherwise, to third parties for liabilities incurred in relation to those arrangements, including under guarantees by RRSP participants of financing in favor of airlines for the purchase of engines from the RRSP consortium as well as aircraft.

If our future cash flows from operations and other capital resources (including borrowings under the Credit Facility) are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to:

- reduce or delay our business activities, capital expenditures and research and development;

- sell assets;
- obtain additional debt or equity capital; or
- restructure or refinance all or a portion of our debt on or before maturity.

We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing debt, the Credit Facility and the Senior Notes, limit, and any future debt may limit, our ability to pursue any of these alternatives.

Credit Facility

The Credit Facility requires us to meet certain financial tests, including:

- minimum interest coverage ratios (defined as Consolidated EBITDA to Consolidated Net Interest Payable); and
- a maximum total leverage ratio (defined as Consolidated Net Financial Indebtedness to Consolidated EBITDA)

(in each case, as such terms are defined in the Credit Facility). The calculation of Consolidated EBITDA under the Credit Facility is different from the calculation of EBITDA presented in this Offering Circular.

The Credit Facility contains customary affirmative and negative covenants, including restrictions on additional indebtedness, mergers and acquisitions, asset sales and liens and pledges. The Credit Facility also contains certain customary events of default that may result in the acceleration of the debt under the Credit Facility. In addition, the margin payable on borrowings under the Credit Facility is dependent upon our leverage, meaning that we could have increased cash flow requirements at any time in the event that our leverage rises.

Senior Notes

The indenture governing the Senior Notes includes limitations of the ability of certain subsidiaries of MTU Aero Engines Holding AG to incur or guarantee additional indebtedness. In general, such subsidiaries may only incur or guarantee additional debt if a minimum fixed charge coverage ratio (defined as Consolidated Cash Flow to Fixed Charges; each such term as defined under the indenture governing the Senior Notes) is met. In addition, the indenture governing the Senior Notes limits the ability of certain of MTU Aero Engines Holding AG's subsidiaries to, among other things, pay dividends and make other distributions, make investments and certain other payments, sell assets, and consolidate, merge or sell all or substantially all of their assets. The indenture governing the Senior Notes also includes customary events of default that may result in the acceleration of all payment obligations under the Senior Notes.

Aggregate contractual obligations

General

The following table summarizes the contractual obligations, commercial commitments and principal payments (excluding research and development, other commitments under our RRSP programs and pension obligations, and excluding periodic interest payments on financial debt) which we were obligated to

make as of December 31, 2004, excluding the loan from Blade Forex, which is no longer outstanding, and the shareholder and vendor loans, which will be repaid with proceeds of this offering.

(€ in millions)	Less than one year	1-5 years	More than 5 years	Total
Credit Facility(1)	174.2	—	—	174.2(1)
Senior Notes	—	—	275.0	275.0
Operating Lease Obligations	8.3	19.7	6.3	34.2
Finance Leases	1.9	21.2	28.8	51.9
Other debt(2)	—	—	11.9	11.9
Total(3)	184.4	40.9	310.1	547.2

(1) *During the first quarter of 2005, we repaid the amounts outstanding under the senior facilities agreement in full and, as of March 31, 2005, had €56.8 million outstanding under the Credit Facility, which is due within one year.*

(2) *Loan from the Province of British Columbia.*

(3) *The timing of payments is based on management's best estimate of the contractual maturities of our obligations. The timing of the payments may differ significantly from the actual maturity of these obligations.*

Pensions

A discussion of accrued pension liabilities is included in note 23 to our 2004 IFRS financial statements included elsewhere in this Offering Circular. As of December 31, 2004, we had a defined benefit obligation of €386.0 million. On our balance sheet as of December 31, 2004, we had accrued pension liabilities of €358.9 million, compared to accrued pension liabilities of €343.0 million as of January 1, 2004 and €295.9 million as of December 31, 2002. The methodology for calculating pension liabilities and expenses in 2002 and 2003 deviates from the approach taken in 2004. Management estimates that pension liabilities and pension expenses in 2002 and 2003 would have been lower if the 2004 methodology had been applied for 2002 and 2003. However, management does not consider the impact to be material.

Off-Balance sheet items and other contingent liabilities

A discussion of contingent liabilities, including the gross and net amount of such liabilities (being their total potential exposure, and the amount of such exposure not provided for on the balance sheet, respectively) is included in note 27 to our 2004 IFRS financial statements included elsewhere in this Offering Circular. Contingent liabilities consist mainly of liabilities under RRSP arrangements with OEM customers and guarantees for unconsolidated entities in which we hold equity interests. The net amount of contingent liabilities under RRSP agreements as of March 31, 2005 amounted to €82.2 million compared to €80.2 million as of December 31, 2004, €85.5 million as of December 31, 2003 and €280.3 million as of December 31, 2002. The net amount of contingent liabilities with respect to third-party guarantees as of March 31, 2005 amounted to €60.1 million compared to €58.2 million as of December 31, 2004, €42.5 million as of December 31, 2003 and €30.7 million as of December 31, 2002.

We are also involved, from time to time, in lawsuits, claims, investigations and proceedings, including patent, environmental, human resources, workplace health and safety, and commercial matters that arise in the ordinary course of business. There are no such matters pending that our management expects to be material in relation to its business or consolidated financial position, results of operations or cash flows.

Affiliate transactions

A description of certain transactions involving us and certain of our affiliates, including our shareholders, is set out in this Offering Circular under "Business transactions and legal relationships with related parties."

In addition, while MTU Aero Engines GmbH was part of the DaimlerChrysler group, it entered into significant transactions with other members of that group, including profit and loss transfer arrangements, intercompany loans, participation in cash pooling arrangements, and financial and legal services. These transactions, other than certain intellectual property related services, were terminated as a result of the Acquisition.

Critical accounting policies

We prepare our financial statements under IFRS, which requires management to apply accounting methods and policies that are based on difficult or subjective judgments and estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based.

We have summarized below our accounting policies under IFRS that require the more subjective judgments of our management in making assumptions or estimates regarding the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect the results reported in the consolidated financial statements. For more information, see "—Accounting Policies" in the notes to our 2004 IFRS financial statements included elsewhere in this Offering Circular.

Revenue recognition

Revenue relating to the sale of products is recognized when risk of ownership passes to the customer (in the case of RRSPs, when the OEM notifies us that risk of ownership has passed to the end customer). Our revenue from the sale of products under RRSPs represents a predetermined percentage of the revenues achieved by the OEM. At the time we receive notification of the sale, we estimate revenue, as information on the revenue achieved by the OEM is not available at that time. The estimate of the price is based on historical experience of revenue for these products and our understanding of the individual transaction. Any difference between the actual revenue and our estimate will have an impact on the revenue we derive from our product and may result in a change in future periods. Any differences between actual revenue and our estimate are recorded as an adjustment to revenue.

We recognize revenue from maintenance and other services when the services have been performed and accepted by the customer. Where the services are provided under a contract, we recognize revenue using the percentage of completion method. This involves us making estimates of the total cost we expect to incur in fulfilling the contract. We recognize a proportion of the revenues to be received under the contract by measuring the costs incurred to date against the total expected costs and the profit we expect to earn from the contract. In the early stages of such a contract, before the outcome can be assessed with reasonable certainty, we do not recognize any profit.

Sales and Discounts and Marketing Costs

On our commercial engine programs, we share in the costs of marketing and other expenses with a partner. Where the lead partner incurs marketing and other expenses on our behalf, we must estimate the costs that have been incurred by the lead partner. In doing so, we estimate these amounts based on historical experience and our knowledge of the extent to which such activities have been conducted. A change in these estimates could result in additional expenses being recorded in future periods. Any differences between estimates and actual costs are recorded as adjustments to costs of sales.

In addition, the lead partner typically offers discounts or "concessions" in relation to engine sales. These concessions are recorded at the time of sale and reflected in cost of sales. We estimate the amount of the discounts or concessions based upon (a) past activity levels and (b) the duration of time in the processing of deductions. The actual experience of these discounts may deviate from the estimate. We revise our estimates every period and may be required to adjust the estimate in a subsequent period. Any differences between estimates and actual costs are recorded as adjustments to cost of sales.

Purchase accounting

We have accounted for the Acquisition using purchase accounting under IFRS. In applying purchase accounting for the Acquisition, we were required to allocate the purchase price to the assets and liabilities that were acquired based on estimated fair values. The determination of the fair values requires us to make a number of estimates including, but not limited to, cash flows to be generated from existing contracts, discount rates applied in determining the fair value of such cash flows and the estimated lives of the acquired tangible and intangible assets.

The principal impacts of purchase accounting were as follows:

- Intangible assets: we capitalized the net present value of our earnings from our participation in aero engine programs. These amounts were estimated on the basis of our engine program planning. We discounted these amounts using discount rates based on our cost of capital plus an additional risk premium reflecting the risk associated with the stage of the program in its life-cycle.
- Unrealized profits on forward foreign exchange contracts: we treated the profit unrealized at the date of the Acquisition as having been realized prior to the Acquisition.
- Commitments to carry out development activities: we created a provision for the net present value of our commitments to carry out development activities in respect of engine programs.
- Tangible assets: we attributed fair market values to the tangible assets we acquired, principally land and buildings, plant and equipment.
- Inventory: we increased the value of items of inventory in respect of which we had received firm commitments to treat a portion of the profit associated with these orders as having been realized prior to the Acquisition.

We capitalized as an intangible asset the goodwill, equal to the excess of the purchase price paid for the shares of MTU Aero Engines over the fair value of the assets less the liabilities acquired.

Valuation of intangible fixed assets and property, plant and equipment

As of December 31, 2004, we had €968.6 million of intangible assets (including goodwill) that were recorded in connection with the Acquisition. The intangible assets (other than goodwill) are amortized on a straight-line basis over lives ranging from one to thirty years. In addition, as of the same date, we had €576.6 million of property, plant and equipment, which is depreciated using useful lives ranging from three to fifty years.

We assess intangible fixed assets and property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable or otherwise as required by accounting standards. Factors that would indicate potential impairment include the following:

- significant under-performance relative to expected historical or projected future operating results;
- significant changes in the use of its assets or the change in business strategy;
- significant changes in technology and regulatory equipments; and
- significant negative industry or economic trends.

Recoverability of assets is measured under IFRS by a comparison of the carrying amount of an asset to its recoverable amount, calculated as the higher of the net selling price or the discounted future net cash flows expected to result from the use of the asset and its eventual disposition.

If the assets are considered to be impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the net realizable value of the assets and is recorded as a charge to operating income. The most significant estimates made in determining discounted future net cash flows include the selection of the appropriate discount rates, residual asset values, our estimated long-term growth rates and the number of years on which to base the cash flow projections. While we believe that our assumptions are reasonable, such estimated amounts could differ materially from what will actually occur in the future.

Inventories

We value raw materials and supplies at the lower of cost or net realizable value. Work in progress is valued at manufacturing cost, comprising direct costs and indirect material and production overheads, including depreciation. Our inventory is offset by a valuation reserve that is based on specific risks we have identified related to the recoverability of certain components of our inventory. The determination of this reserve is based on a number of judgments and estimates, such as our estimate of future sales and the amount we expect to realize in selling these items. A change in these judgments or estimates in future periods could result in the requirement for additional valuation reserves in future periods.

Pension and similar liabilities

We accrue for pension and similar liabilities based on actuarial valuations which have been computed on the basis of IAS 19. The actuarial valuations are based on a number of assumptions including the discount rate, the expected long-term rate of return on plan asset and inflation rates. The assumptions are based on current market conditions, historical informational and actuarial data. These assumptions are reviewed annually. While we believe that the assumptions we used are reasonable based on available information, these assumptions may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter lives of participants. These differences may result in a significant impact on the amount of our future pension expense and resulting asset or liability.

Government subsidies

We received government subsidies related to the PW2000 program. These government subsidies are repayable if more than 2,100 engines of this program are sold. We make a provision for the future repayment where we consider that repayment is probable. Our assessment of the probability of repayment is based upon our estimate of future sales of these engines. At present, we do not assume that more than 2,100 PW2000 engines will be sold and, therefore, we have not created a provision in this respect.

Contingent liabilities

Under our RRSPs, we bear the risk in proportion to our program shares in relation to any guarantee of customer financing or similar commitment the OEM enters into. We review these commitments based on the facts and circumstances in existence at each reporting date, and based on that information, we determine whether it is probable that we will be required to make a payment under these commitments. We assess probable as a likelihood of greater than 50%. When we determine that it is probable that a payment will be made, we record the estimated liability based on historical experience of our payments under such commitments and the specific circumstances of the individual commitment.

Disclosure of market risk

Currency risk

Our reporting currency is the euro. We conduct, and will continue to conduct, transactions in currencies other than the euro, particularly the dollar. As a result, we are vulnerable to foreign exchange rate fluctuations because:

- we incur the majority of our manufacturing costs in euro and generate a substantial portion of our revenues in other currencies, particularly the dollar; therefore, a strengthening of the euro relative to such other currencies in which we receive revenues could negatively impact our operating margins and cash flows; and
- portions of our assets, liabilities, revenues and expenses are denominated in various currencies other than the euro; as a result, our operating results are affected by currency exchange rate fluctuations.

For the year ended December 31, 2004, we had an estimated gross dollar exposure (the difference between our dollar inflows and dollar outflows other than dollar-denominated interest payments and debt repayments) of $493 million and, after taking into account estimated dollar outflows attributable to scheduled dent repayments and voluntary prepayments, in each case including interest and fees, a net dollar exposure of approximately $195 million, which was subject to exchange rate fluctuations between the dollar and the euro. An increased value of the euro against the dollar had a negative effect on our reported results for 2004, but this was mitigated by our hedging activities.

Our hedging policy is currently based on remaining approximately neutral to the movement of the dollar against the euro (subject to particular circumstances). We base this hedging policy on our cash flow projections, which are updated quarterly, and our view at the time of such updates of the likely movement of foreign exchange rates. Our hedging is currently based on a two-year period, with a declining proportion of our exposures for each quarter hedged for each period, commencing at approximately 90% for the first quarter and declining to approximately 25% for the eighth quarter of the hedging period, although recently we have made an exception to this policy and hedged for a shorter forward period. See "—Factors affecting our results of operations—Exchange rate fluctuations."

Interest rate risk

Our exposure to market risk for changes in interest rates relates primarily to our debt obligations. We have no cash flow exposure due to interest rate changes on our Senior Notes because they bear interest at a fixed rate. However, we do have cash flow exposure on our Credit Facility due to the variable EURIBOR pricing under those portions of the Credit Facility that are not interest rate hedged. As of March 31, 2005, we had €56.8 million subject to variable interest rates outstanding under our Credit Facility, and a 1% change in EURIBOR would result in interest expense increasing by approximately €0.6 million. As of March 31, 2005, none of the variable rate drawings under the Credit Facility were interest rate hedged.

Our other debt going forward consists primarily of a loan from the province of British Columbia to MTU Maintenance Canada Ltd., which was interest free in 2003 and 2004, is currently interest free and will remain interest free as long as certain conditions related to the employment of personnel in the province of British Columbia are met.

Impact of inflation

In general, our costs are affected by inflation. We attempt to restrict increases in our costs below the rate of inflation through productivity improvements and capital expenditure. However, general inflation affects selling and general administrative expenses and similar costs for our competitors and us. In relation to some cost-based military contracts, we are not permitted to adjust our costs for inflation, and therefore to maintain our margins on such contracts we must realize improvements in efficiency.

Summary of certain differences between IFRS and US GAAP

Our consolidated financial statements for the year ended December 31, 2004 have been prepared in accordance with International Financial Reporting Standards ("IFRS"), which differ in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP"). We have not included in this Offering Circular financial statements prepared in accordance with US GAAP or a reconciliation of our financial statements to US GAAP and, accordingly, cannot offer any assurances that the differences described below would, in fact, be the accounting principles creating the greatest differences between our financial statements prepared under IFRS and under US GAAP. In addition, we cannot estimate the net effect that applying US GAAP would have on our results of operations or financial position, or any component thereof, in any of the presentations of financial information in this Offering Circular. However, the effect of such differences may be material and, in particular, it may be that the total shareholders' equity and net income prepared on the basis of US GAAP would be materially different due to these and other differences. The following summary does not include all differences that exist between IFRS and US GAAP.

The following paragraphs summarise certain differences between our significant accounting policies as applied under IFRS and US GAAP as of December 31, 2004. There are certain standards that have been issued as of December 31, 2004 that are not effective until a later date or are in draft form, which may create additional differences between IFRS and US GAAP. In addition, the organizations that promulgate IFRS and US GAAP have projects ongoing that could have a significant impact on future comparisons such as this. This description is not intended to provide a comprehensive listing of all such differences specifically related to us or the industries in which we operate. US GAAP is generally more restrictive and comprehensive than IFRS regarding recognition and measurement of transactions, account classification and disclosure requirements. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the financial statements or the notes thereto.

Business combinations—negative goodwill

Under IFRS, the identification of negative goodwill, representing the difference between the acquirer's interest in the fair values of the identifiable assets and liabilities acquired less the costs of acquisition, leads to a reassessment of the fair values of assets and liabilities acquired, contingent liabilities and the costs of acquisition. Any excess remaining after reassessment is recognized as income immediately.

Under US GAAP, for business combinations initiated after 30 June 2001, where the sum of the amounts assigned to assets acquired and liabilities assumed exceeds the cost of the acquired entity, that excess is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other postretirement benefit plans, and (e) any other current assets. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess is recognized as an extraordinary gain. Any unamortized negative goodwill relating to earlier business combinations was required to be written off and recognized as the cumulative effect of a change in accounting principle on adoption of SFAS 142, "Goodwill and other intangible assets".

Business combinations—impairment of goodwill

Under IFRS and US GAAP goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate a potential impairment. There are differences in the method by which impairment is tested between IFRS and US GAAP.

Under IFRS, goodwill arising in a business combination is allocated to a cash generating unit. These are defined under IFRS as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The carrying amount of a cash generating unit including the attributable goodwill is compared to the recoverable amount, which is defined as the higher of the fair value less costs of disposal and the value in use. The latter is measured as the present value of the future cash flows expected to be derived from the asset.

Under US GAAP, the goodwill test for impairment consists of a two-step process that begins with an estimation of the fair value of a reporting unit. A reporting unit is an operating segment or one level below an operating segment. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any, by determining the implied fair value of goodwill and comparing that to the amount of goodwill allocated to individual reporting unit. The implicit fair value of goodwill is determined by allocating the estimated fair value of the reporting unit via a hypothetical purchase price allocation.

Both IFRS and US GAAP prohibit the reversal of an impairment loss of goodwill.

Business combinations—recognition of intangible assets other than goodwill

Under IFRS, separate intangible assets are recorded if and only if the asset is identifiable, future economic benefits will flow from its use and the cost can be measured reliably.

Otherwise, intangible assets are subsumed within goodwill.

Under US GAAP, intangible assets in a business combination should be recognized if (a) they arise from contractual rights or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other legal rights or obligations) or (b) they are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or otherwise exchanged.

Accounting for investments in associates

Under IFRS, use of the equity method ceases when the carrying value of the investment in the associate is reduced to zero. If the associate subsequently reports net income, the application of the equity method is only resumed after the share in the net income equals the share in net losses not recognized during the period that the equity method was suspended.

Similarly, under US GAAP, use of the equity method ceases when the carrying value of the investment in the associate is reduced to zero, unless the investor has guaranteed the losses of the associate, and incurred obligations or made payments on behalf of the associate.

Revenue recognition

Under IFRS, the Company recognizes revenue for products and services when the following conditions are met:

(a) the seller has transferred to the buyer the significant risks and rewards of ownership;

(b) the seller retains neither continuing managerial involvement to the degree usually associated with such ownership nor effective control over the assets sold;

(c) the amount of revenue can be measured reliably;

(d) it is probably that the economic benefits associated with the transaction will flow to the seller; and

(e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Under US GAAP, revenue is recorded when it is realized and earned. Generally revenue is considered realized and earned when the following criteria are all met:

(i) persuasive evidence of an arrangement exists;

(ii) delivery has occurred or services have been rendered;

(iii) the sales price to the buyer is fixed or determinable; and

(iv) collectibility is reasonably assured.

Further, US GAAP contains significant detailed industry-specific guidance, which may give rise to further differences. In addition, US EITF 00-21 contains specific provisions on revenue arrangement with multiple deliverables.

The Company earns a portion of its revenue from construction and services type contracts and applies construction accounting under IFRS. IFRS and US GAAP both apply the percentage of completion method of accounting however there are certain differences between the application under IFRS and US GAAP including:

- For contracts where total costs cannot be estimated under IFRS the cost recovery method is applied whereas under US GAAP the completed contract method is applied; and
- IFRS and US GAAP have differing guidance about the segmentation of contracts that include multiple deliverables.

Research and development costs

Under IFRS, research costs are expensed as incurred. An intangible asset arising from development (or from the development phase of an internal project) should be recognized as an intangible asset if an enterprise can demonstrate all of the following:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- its intention to complete the intangible asset and use or sell it;
- its ability to use or sell the intangible asset;
- how the intangible asset will generate probable future economic benefits. Among other things, the enterprise should demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- its ability to reliably measure the expenditure attributable to the intangible asset during its development.

In all other circumstances, development costs are expensed as incurred.

Under US GAAP, research and development costs are expensed as incurred.

Under IFRS, research and development in process at the date of an acquisition can be recognized as an intangible asset as part of the business combination as described above (and therefore amortized), or as part of goodwill if not separately measurable (and therefore not amortized but subject to an annual impairment charge). Under US GAAP, in process research and development is expensed immediately upon acquisition.

Defined benefit pension schemes

IFRS and US GAAP have similar methods relating to the accounting for pension obligations ("employee benefit plans"). The net obligation for defined benefit plans and similar commitments is calculated using the projected unit credit method. There may be differences arising due to differences in the detailed requirements of IFRS and US GAAP, in particular relating to additional minimum liability and prior service costs.

IFRS requires that prior service costs arising from the introduction of or changes to a defined benefit plan be recognized on a straight-line basis over the average period until the amended benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, an enterprise should recognise past service cost immediately. US GAAP requires that prior service costs generally be recognized during the future service periods of those employees active at the date of the amendment who are expected to receive benefits under the plan.

Under US GAAP, a minimum pension liability must be recorded for the amount by which a plan is under-funded (ignoring projected future salary increases). There is no such requirement under IFRS.

In accordance with IFRS, the Company has elected to present the interest component of pensions service cost as a component of financial result. Separate presentation of the interest element is not permitted under US GAAP.

Deferred taxes

Under IFRS, deferred tax liabilities are recorded on all taxable temporary differences, with the following exceptions:

(a) goodwill for which amortization is not deductible for tax purposes;

(b) the initial recognition of an asset/liability other than in a business combination which, at the time of the transaction, does not affect either the accounting or the taxable profit; and

(c) undistributed profits from investments where the enterprise is able to control the timing of the reversal of the difference and it is probable that the reversal will not occur in the foreseeable future.

Under IFRS, a deferred tax asset is recognized for deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized, unless the deferred tax asset arises from initial recognition of an asset/liability other than in a business combination which, at the time of the transaction, does not affect the accounting or the taxable profit. The concept of "probable" used in IFRS is not explicitly defined and is therefore subject to interpretation.

Under US GAAP, all deferred tax liabilities and assets resulting from temporary differences in financial and tax reporting are recognized together with deferred tax assets relating to tax losses carried forward subject to certain limited exemptions which include unremitted earnings of overseas subsidiaries that are essentially "permanent". Deferred tax assets are reduced by a valuation allowance if it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized.

Derivative instruments

Under both IFRS and US GAAP, all derivative instruments are required to be recorded in the balance sheet as an asset or liability measured at fair value and changes in fair value are required to be recognized currently in earnings, unless specific hedge accounting criteria are met. However there are differences in the definition of a derivative. There are also differences in the criteria that must be met under IFRS and US GAAP for hedge accounting to be applied. There are also differences in how the changes in fair values are recorded in specific instances.

Impairment of long-lived assets other than goodwill

IFRS requires a review of all assets for indication that an asset may be impaired at each balance sheet date. If there is an indication that an asset may be impaired, the recoverable amount is calculated to determine the impairment loss, if any. The recoverable amounts of certain types of intangible assets are required to be measured annually whether or not there is any indication that it may be impaired.

Under IFRS, the recoverable amount is the higher of fair value less costs to sell and value in use. The latter is measured as the present value of the future cash flows expected to be derived from the asset. Recoverable amount is determined for each individual asset, if possible. If it is not possible to determine the recoverable amount for an individual asset, recoverable amount is determined for the asset's cash-generating unit. If the carrying amount of the unit exceeds the recoverable amount of the unit, an impairment loss exists and is allocated to reduce the carrying amount of the assets of the unit in the following order: (a) first, reduce the carrying amount of any goodwill allocated to the cash generating unit; and (b) then, reduce the carrying amounts of the other assets of the unit on a pro rata basis.

Under IFRS, impairment losses may be reversed if the circumstances giving rise to the original impairment no longer exist. The increase in carrying amount due to reversal should not be more than what the depreciated historical cost would have been if the impairment had not been recognized.

IFRS permits the reversal of an impairment loss recognized in prior periods if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. In this case, subject to certain restrictions, the carrying amount of the asset shall be increased to its recoverable amount.

Under US GAAP, a review of the possible impairment of long-lived assets held for use is required when events or changes in circumstances indicate possible impairment. The sum of expected future cash flows, undiscounted and without interest charges, related to the fixed asset being measured, is compared to the carrying amount of the respective assets. Estimates of future cash flows used to test the recoverability of a long-lived asset group should include only the future cash flows that are directly associated with and are expected to arise as a direct result of the use and eventual disposition of that asset group. If the carrying amount of the asset exceeds this value, an impairment loss exists and a write-down is necessary. Fair value is measured using discounted cash flows. Impairment losses cannot be written back.

Employee stock compensation

IFRS 2 requires an entity to recognise an expense (measured at fair value determined at the date of grant) in profit or loss with a corresponding credit entry to equity, for an equity-settled share-based payment. IFRS 2 contains detailed guidance on the determination of fair value, providing examples of methods which may be used. IFRS does not prescribe when each method is to be used.

IFRS 2 requires no further entries to be made on exercise of a share option by an employee for which an expense has been previously recognised in profit or loss, with a corresponding credit to equity. Accounting entries for the issue of shares (or purchase of own shares) in order to satisfy the exercise of the option will be recognised separately in accordance with company law.

IFRS 2 requires that any deferred tax asset related to share-based payments is remeasured at each balance sheet date based on the entity's current assessment of the tax deduction and the recognition of an expense.

Under US GAAP, companies may elect to follow the accounting prescribed by Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") or SFAS 123, "Accounting for Stock Based Compensation" ("SFAS 123"). Under US GAAP, compensation is recorded for the cost of providing the warrants and options to the employee over the relevant service period. The costs can be determined based on either the intrinsic value method (APB 25) or the fair value method (SFAS 123). Under the intrinsic value method, the compensation cost is the difference between the market price of the stock at the measurement date and the price to be contributed by the employee ("exercise price"). Under the intrinsic value method, the measurement date is the first date on which the employee knows the number of shares that such employee is entitled to receive and the exercise price. The measurement date is often the grant date; however, it may be later than the grant date in plans with variable terms that depend on events which occur after the grant date. Under the fair value method, the cost associated with the warrants and options is based in the fair value at the date of grant. Cost is estimated using an option-pricing model such as Black-Scholes. If an entity chooses to follow the intrinsic value method, it must make pro-forma disclosures of net income and earnings per share as if the fair value method had been applied.

Lease classification

Under IFRS, a lease is classified as a finance lease if substantially all the risks and rewards of ownership of the leased asset lie with the lessee. IFRS contains several classification criteria; if any one of these is met, the asset is classified as a finance lease:

(a) The lease transfers ownership of the leased assets to the lessee at the end of the lease term.

(b) The lease contains a bargain purchase or a renewal option.

(c) The lease term is for the major part of the economic useful life of the leased asset.

(d) The present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased assets.

(e) The leased asset is of such a specialized nature that only the lessee can use it without major modifications.

(f) If the lessee cancels the lease, the lessee is obliged to reimburse the lessor for any losses on the leased assets.

(g) Gains and losses in the fair value of the residual property accrue to the lessee.

Under IFRS, lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Under US GAAP, if any one of the following four criteria applies to a lease agreement, then the lease must be classified as a capital lease by the lessee:

(a) The lease transfers ownership of the leased assets to the lessee at the end of the lease term.

(b) The lease contains a bargain purchase option.

(c) The lease term is greater than or equal to 75 percent of the economic useful life of the leased asset.

(d) The present value of the minimum lease payments is greater than or equal to 90 percent of the fair value of the leased asset.

Inventories

Under IFRS, inventories are generally stated at the lower of cost and net realisable value ("NRV"). NRV is the actual or estimated selling price less all further costs to completion and all costs to be incurred in marketing, selling and distributing. Recording inventory using a NRV that is greater than cost is permitted only in certain circumstances. Accounting for inventory using a "Last in, first out" ("LIFO") method is prohibited. Reversals of write-downs are required if certain criteria are met.

Under US GAAP, inventories are carried at the lower of cost and market value. Market value is the current replacement cost subject to an upper limit of net realisable value and a lower limit of net realisable value less a normal profit margin. LIFO is permitted. Reversals of write-downs are prohibited.

Restructuring costs

Under IFRS, a liability for costs, including those associated with restructuring, is recognized when the enterprise has a present obligation arising out of a past event and it is probable (more likely than not) that an outflow of resources will occur and the amount of the liability can reliably be estimated. A restructuring provision may only be recognized if the enterprise has a detailed formal plan for the restructuring and its plant has either been announced to the employees in question or the enterprise has begun implementation.

US GAAP requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. It also provides that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Under SFAS 146, fair value is the objective for initial measurement of the liability. In respect of other exit costs, liabilities are recognized when they are incurred, which is normally when the goods or services associated with the activity are received.

Business

OVERVIEW

We are one of the world's largest aircraft engine module and component manufacturers by revenue, and the leading independent provider of maintenance, repair and overhaul ("MRO") services for commercial jet engines by revenue. We also manufacture modules and components for key European military engine programs and, through our participation in alliances that produce military aero engines, we are the supplier of substantially all military aero engines used by the German Armed Forces. In addition, we provide dedicated aero engine MRO and support services for the German Armed Forces. Our products for the commercial aviation industry are found in almost all thrust and power classes for applications ranging from megaliner passenger aircraft, such as the new Airbus A380 and the Boeing 747, to large passenger aircraft, such as the Boeing 777, Airbus A330 and A320 family, and to regional and private business jets. In the military sector, our products can be found in combat aircraft, such as the Panavia Tornado and the Eurofighter Typhoon, current and future transport aircraft programs, such as the Boeing C-17 and the Airbus A400M, and helicopters, such as the Eurocopter Tiger.

We had more than 7,400 employees as of December 31, 2004. For the year ended December 31, 2004, we had total revenues of approximately €1,918 million and EBITDA of approximately €214 million. Our headquarters are located in Munich. Other important facilities are located in Hanover, Ludwigsfelde, Zhuhai (China) and Vancouver (Canada).

INDUSTRY

The global aero engines industry encompasses two primary markets, commercial aero engines and military aero engines, with specific products designed for each market. The commercial aero engines industry includes engines for the air transport of civilian passengers and cargo. Similarly, the military aero engines market can be divided into engines for combat and transport aircraft, and the engines for each of these segments can be further divided based upon mission requirements.

In both markets, the role of individual aircraft drives the design and properties of aero engines. Safety, reliability, economic considerations and noise regulations are currently the main technology drivers in the commercial engines market, and exhaust emissions are receiving increasing attention. In addition to safety and economic considerations, the development of military engines is mainly driven by operational and political considerations. Partly due to the availability of government funding of military research and development costs, technological innovations are typically made in military engine programs and subsequently transferred to commercial engine applications. For example, we were responsible for the highly sophisticated intermediate pressure turbine in the development of the RB199 engine for the Panavia Tornado in the late 1970s. Today, we are one of the world leaders in low pressure turbine technology for commercial engine programs. More recently, we have achieved another technical milestone with the development of the next generation of high pressure compressor technology for the PW6000 aero engine, capitalizing on our experience in high pressure compressor technology with respect to military engine applications. Thus, although commercial and military aero engines are purpose built, significant commonality exists in the research, development, design and manufacturing of engines and the process for the commissioning of new engine programs. As a result, participants in the industry, including us, tend to be active in both end markets.

Participants in the aero engine industry can be divided into three segments: Manufacturers of aero engines (commonly known as OEMs), engine module manufacturers and manufacturers of components. The OEMs, which are primarily responsible for the overall engine program, include Pratt & Whitney, General Electric, Rolls-Royce and Snecma. Engine module and component manufacturers, including us, Avio, Volvo Aero, ITP and IHI, are usually responsible for the higher value added and technologically more advanced parts of an aero engine (such as the rotating parts of an engine, complex structures or modules and components that are subjected to high temperatures) and are typically highly specialized. Manufacturers of engine components typically deliver lower value added engine parts, such as casings and blades. In both the commercial and the military end markets, OEMs, engine module manufacturers and, to a lesser degree,

manufacturers of components closely cooperate in the development and manufacture of new engine programs.

Commercial aero engines

Four OEMs dominate the commercial aero engine market: Pratt & Whitney, General Electric, Rolls-Royce and Snecma. For each large commercial aircraft program, generally two OEMs are selected by the airframer to design, develop and certify an engine platform. Engines are generally sold separately from aircraft, giving the customer (airlines, cargo operators, leasing companies or corporate customers) a choice regarding which engine to buy based on technical capability and operational and economic considerations (including spare parts and MRO costs). In the business jet segment, however, typically only one engine platform is certified for a particular aircraft.

OEMs usually form alliances with module manufacturers and component manufacturers for the development and production of new aero engine platforms, as for example in connection with the V2500 aero engine (Pratt & Whitney, Rolls-Royce, MTU Aero Engines and Japanese Aero Engines Corp.). This is driven by the desire of the OEMs to spread the risks and costs associated with new engine developments, and to benefit from competition among manufacturers that supply the similar modules and components. Alliance members, on the other hand, benefit from a share of the engine program's revenues. Module and component manufacturers commonly pay OEMs fees to participate in new engine programs (known as entry fees). In recent years, OEMs have usually also been required to pay entry fees to aircraft manufacturers to participate in new aircraft programs.

Alliances for the development and production of commercial aero engines usually provide for risk and revenue sharing partnerships ("RRSPs"), which have become industry practice. In a RRSP, alliance members share a set percentage of the costs and risks associated with the development of a new engine program. Thus, alliance members commit to funding not only their own costs, but a portion of the total costs for research and development as well as manufacturing and other costs (including entry fees paid by OEMs to aircraft manufacturers) of a new aero engine. Similarly, all alliance members are liable for penalties and liabilities incurred as a result of production delays or defective engine parts, regardless of whether or not an alliance member was responsible for any such delays or involved in the production or assembly of such engine part or otherwise is "at fault." Costs incurred in connection with the engine program (such as discounts or guarantee payments) are shared proportionally to the relevant program shares or on the basis of cost assumptions, independent of individual costs incurred (such as development and manufacturing costs). In return for the assumption of costs and risks, alliance members receive a share of revenues from the sale of the engines and spare parts in accordance with the respective RRSP agreement. Such revenues, however, may be reduced by discounts on the list price of an engine (known as concessions) and by so called "drag" payments. Drag payments are payments within an alliance, mostly to the alliance leader (typically the OEM), to compensate the alliance leader for costs incurred by the assumption of certain tasks for the benefit of the other alliance members, such as marketing. Generally, RRSPs are entered into for a specific engine platform and run for the lifetime of the engine platform. While OEMs command the largest share of RRSPs, engine module manufacturers typically have program shares of 5-30% (depending on the technology provided) and are responsible for the supply of technologically advanced engine modules. Component manufacturers typically deliver lower value added and less complex engine parts and usually have much lower program shares (less than 10%).

Profit margins on the sales of new engine platforms are usually low or negative (particularly at the beginning of a new program), owing to significant research and development costs and high concessions typically offered. Depending on the number of OEMs competing for the production of the aero engine for any given application, the size of the engine program and the number of orders, OEMs and their RRSP partners generally accept lower or negative margins on the sale of new aero engines to secure the spare parts business, which is the primary source of profitability in the commercial aero engine market. Spare part sales usually provide for high margins and have high barriers to entry, as most spare parts can only be sourced through OEMs, which in turn obtain the relevant parts from the module and component manufacturers that are RRSP partners or suppliers with respect to the engine platform. This is mainly a result of the necessary technological expertise possessed by manufacturers, OEM warranties on engines (which generally do not cover engines using generic components) and stringent airworthiness authority and OEM certification requirements.

The commercial MRO business is not as clearly connected to the new engine business as the spare parts business. This is because MRO licenses for commercial engine programs may be granted regardless of whether the provider for MRO services is providing spare parts for a particular engine program. Profit margins in the commercial MRO market are affected by economies of scale, with higher volumes of serviced engines resulting in lower capital and fixed costs per engine visit and a more efficient utilization of skilled labor.

The commercial MRO market can be divided into five segments: engine overhaul (we operate almost exclusively operate in this segment), line maintenance, component maintenance, airframe heavy checks and major airframe modifications. In each of these segments, MRO services are generally provided pursuant to three different types of arrangements: fixed price contracts, "time and material" contracts and "flight hour" or "Power by the Hour" agreements. Fixed price contracts are usually entered into for routine MRO work. Under "time and material" contracts, labor is paid on an hourly basis and spare parts are sold at list price plus a handling fee. "Flight hour" or "Power by the Hour" contracts are priced on estimated flight hours for the life of the contract as well as the estimated scope of required MRO services, with the customer making monthly payments to the MRO provider based on actual engine usage. Thus, this pricing model requires complex analysis of engine usage (including assumptions on shop visit rates).

Military aero engines

Similar to commercial aero engines, European military engines are developed mainly by alliances formed by OEMs, engine module manufacturers and component manufacturers, as for example the EJ200 engine (produced by the Eurojet consortium, consisting of Rolls-Royce, MTU Aero Engines, ITP and Avio). Such alliances are formed primarily for political reasons, and many countries rely on local manufacturers for the military equipment of their armed forces. In the case of exports, alliance members are generally required to make investments in the importing country, give business to local suppliers, facilitate imports to the country of the exporting alliance member and comply with other "offset" obligations.

In contrast to commercial aero engine platforms, only one engine is developed for a particular aircraft and the customers of military engines, usually one or more national governments, typically fund research and development costs incurred by manufacturers in connection with a new engine program. Toward the completion of the research and development phase, the manufacturer and the government typically negotiated the production price for an engine prototype, based upon an estimate provided by the manufacturer. This was usually done on a cost-plus basis, with the government making prepayments through the year in accordance with the manufacturer's cost estimates and, after a mutual assessment of the actual costs at year-end, an additional payment. Once an aero engine had been tested and approved, full production commenced in accordance with the customers' requirements. At this point in time, a price for the aero engine and its components was fixed for the delivery phase. The development and production of the TP400 engine (which will power the A400M transport aircraft), however, is not priced on a cost-plus basis. Rather, the price for the development and production of this engine is agreed prior to the launch of the engine program. Consequently, the profitability of military engine programs depends largely on the ability to develop and manufacture on a cost efficient basis, including the use of economies of scale and the ability to improve operating margins by reducing manufacturing cost over the life of the program.

As part of the initial contract to develop and manufacture a military engine, alliance members and customers negotiate terms for the aftermarket and associated support, including MRO services and training. Spare parts are sourced exclusively from alliance members, while the MRO and other support business, as far as they are not performed by national armed forces, have generally been awarded to the local alliance member.

OUR COMPANY

We are one of the world's largest aircraft engine module and component manufacturers by revenue, and the leading independent provider of maintenance, repair and overhaul ("MRO") services for commercial jet engines (by revenue). We also manufacture modules and components for key European military engine programs and, through our participation in alliances that produce military aero engines, are the major provider of military aero engines to the German Armed Forces. In addition, we provide dedicated aero engine MRO and support services for the German Armed Forces. Our business encompasses the entire life

cycle of an aero engine program, which is typically up to 40 years for commercial engines and generally longer for military engines. In addition to new engine components, we also provide spare parts and MRO services for commercial and military aero engines. Our products for the commercial aviation industry are found in almost all thrust and power classes for applications ranging from megaliner passenger aircraft, such as the new Airbus A380 and the Boeing 747, to large passenger aircraft, such as the Boeing 777, Airbus A330 and A320 family, and to regional and private business jets. According to Airclaims, as of December 2004 approximately 30% of all commercial aircraft were equipped with our modules and components. In the military sector, our products can be found in combat aircraft, such as the Panavia Tornado and the Eurofighter Typhoon, current and future transport aircraft programs, such as the Boeing C-17 and the Airbus A400M, and helicopters, such as the Eurocopter Tiger.

We believe that we have established a strong market position through our technological leadership, excellent product quality and highly regarded brand. As a module and component manufacturer, our primary customers, or engine partners, are the leading manufacturers of aero engines (known as OEMs), such as Pratt & Whitney and General Electric. In addition, we are a shareholder in International Aero Engines ("IAE"), the consortium including Rolls-Royce that produces the V2500 engine family, which commands a leading market share in its segment. Through our participation in alliances, we are the supplier of substantially all military aero engines used by the German Armed Forces, and the main external provider of military engine MRO services (including technical and logistic support and training) to the German Armed Forces. In addition, we provide commercial aero engine MRO services to more than 90 airlines from five continents.

We have more than 90 years of manufacturing experience in aircraft engines. Originally owned by BMW, we were a wholly-owned subsidiary of Daimler Benz and DaimlerChrysler from 1985 to the end of 2003, when we were acquired by funds managed by Kohlberg Kravis Roberts & Co., one of the world's leading private equity firms. Today, we operate in Europe, the Americas and, through joint ventures, Asia, and we had 7,417 employees as of December 31, 2004. For the year ended December 31, 2004, we had total revenues of approximately €1,918 million and EBITDA of approximately €214 million.

We operate our business through three main units: Commercial Business, Commercial MRO and Military Business.*

- *Commercial Business (45% of total revenues in 2004)*—We are engaged in the development and production of commercial aero engine modules and components for commercial engine programs and we produce and provide spare parts for such engine programs. In the commercial business, our focus is on low pressure turbines, high pressure turbine components and high pressure compressors. New engine sales and spare parts sales each account for roughly half of our revenues from our Commercial Business unit but spare part sales are the primary source of profitability. In 2004, most of the business unit's revenue from the sale of new engines came from the V2500, which is used in the Airbus A320 family, the PW2000 (Boeing 757 and Boeing C17), the PW4000 Growth (Boeing 777) and the CF6 engine series, which powers the Boeing 747 and 767 and the Airbus A300, A310 and A330. In 2004, we generated most of our spare parts revenue from the CF6 engine series and the PW2000, V2500 and JT8D-200 (Boeing MD-80) engines. In 2004, our Commercial Business unit had revenues of €879.9 million (before consolidation adjustments). Substantially all of the revenues from the sales of commercial aero engines and spare parts were generated under RRSPs, which allow us to participate in the commercial success of engine platforms. The remainder of our revenues resulted from supply agreements with OEMs and sales of other products and services.
- *Commercial MRO (30% of total revenues in 2004)*—At our engine repair and overhaul centers, the largest of which are located in Germany and China, we provide MRO services for a wide range of commercial aircraft engines. In addition to engines that are manufactured with the participation of our Commercial Business unit, such as the V2500 and the CF6 engine family, we also service engines that are manufactured without our participation. For example, we hold licenses for the widely used CFM56 engine series (used on the Boeing 737 and the Airbus 318, 319, 320 and 321) and the CF34 aero engine (the leading engine family in the regional jet sector). To expand our customer base, we have entered into a MRO joint venture with China Southern Airlines, the largest airline group by revenue in the Chinese

* Percentages of total revenues show business unit revenues before consolidation adjustments as percentages of total revenues before consolidation adjustments.

market, which is experiencing strong growth in passenger and cargo traffic. In 2004, our Commercial MRO unit had revenues of €575.9 million (before consolidation adjustments).

- *Military Business (25% of total revenues in 2004)*—We develop and produce military aero engine modules and components and manufacture related spare parts. We are a leading participant in joint European programs for the development and production of key military engine platforms, including the EJ200 engine for the Eurofighter Typhoon combat aircraft, the TP400 engine for the future Airbus A400M transport aircraft and the MTR390 engine for the Eurocopter Tiger helicopter. In addition, our Military Business unit provides military aero engine MRO services. We are the lead contractor for almost all aircraft engines of the German Armed Forces and, as part of our military MRO business, have been overhauling J79 (F-4 Phantom), RB199 (Panavia Tornado) and Tyne (Transall) jet engines for many years. We have signed agreements for the MRO work on the engines of Germany's Eurofighters. This work is performed in one of our facilities, in close cooperation with German Air Force personnel. In 2004, our Military Business unit had revenues of €495.7 million (before consolidation adjustments).

OUR MARKETS

We categorize the markets in which we are active into the following three segments:

- *Commercial aero engine market*—Four manufacturers dominate the commercial aero engine market: General Electric, Pratt & Whitney, Rolls-Royce and Snecma. Each of these OEMs typically enters into risk and revenue sharing partnerships ("RRSPs") with selected industrial partners, like us. In RRSPs, module and component suppliers participate in the cost of development and production of each individual engine program in return for a fixed portion of revenues from engine sales and to capture the spare parts business. Spare parts are the main source of profits in the commercial aero engine market, as new engines are typically sold with large concessions to encourage airlines to buy them. Spare parts sales typically provide for long-term revenue over the life of an engine program (usually up to 40 years) and, since spare parts sales are linked to the usage of existing aircraft, they are less volatile than engine sales, which are driven by new aircraft deliveries. While the commercial aero engine market has been adversely affected by the recent global economic downturn, the events of September 11, 2001, the outbreak of the severe acute respiratory syndrome, or SARS, and the war in Iraq, passenger and cargo traffic recovered in 2004. On the back of this recovery, with world international passenger traffic and global cargo traffic exceeding the previous peak traffic levels of 2000, industry-wide spare parts sales increased in 2004. In February 2005, AeroStrategy forecasted that global air traffic, measured by revenue passenger kilometers, would grow by at least 5% annually in the period from 2005 to 2009.
- *Commercial MRO market*—We are the sixth largest commercial aero engine MRO provider worldwide by revenue and the leading independent provider of commercial aero engine MRO services (we are neither affiliated with an OEM nor a commercial airline) by revenue. Our primary competitors are non-independents, such as OEMs and their affiliates and MRO operations of major airlines, such as Lufthansa Technik. Revenues from commercial MRO services are driven principally by passenger and cargo traffic volumes. However, a significant portion of MRO work is required at specific intervals imposed by aviation authorities and aero engine manufacturers, making revenues (on an industry-wide basis) less cyclical than revenues from the sale of new aero engines. Although the MRO market suffered following the events of September 11, 2001, we expect the MRO market to grow in the long term with fleet expansion and a continued recovery in passenger and cargo traffic. We also believe that the trend among commercial airlines to outsource their MRO operations will continue. AeroStrategy valued the global market for commercial aero engine MRO services to be $12.2 billion in 2004 and forecasts that this market will grow to $24.1 billion in 2014 for western-built jet aircraft with more than 35 seats.
- *Military aero engine and MRO market*—Due to the long-term and strategic nature of military procurement programs, the military aero engine market is more stable than the market for commercial aero engines. Defense budgets for military aircraft, which are primarily based on political considerations regarding armament procurement, drive the military aero engine business. Military MRO work, on the other hand, is principally a function of the usage of aircraft. Unlike the market for commercial aero engines, military markets are still highly national. Our focus is on Europe, and we, through our participation in alliances, are the supplier of substantially all military aero engines used by the German Armed Forces. However, we also supply (either directly or through alliances in which we

participate) products and services to other armed forces, including the armed forces of Australia, France, the United Kingdom, Italy, Saudi Arabia, Spain, South Africa, Turkey and the United States. We believe that new joint European aircraft programs, including the Eurofighter Typhoon combat aircraft, the Eurocopter Tiger attack helicopter and the A400M transport aircraft, will continue to be the key aircraft for engine programs in the European military aero engine market (both for new engines and, increasingly, for spare parts). In addition, we believe there is significant export potential for three engine programs, in which we participate, the EJ200, the TP400 and the MTR390. We provide aero engine MRO services to the German Armed Forces, in particular with respect to the RB199, EJ200 and J79 combat aircraft engines, the Tyne engine (which powers the Transall transport aircraft) and the T64 and RR250 helicopter engines. Due to the phasing-out of the Panavia Tornado (which is equipped with the RB199 engine), we expect the market for our military MRO services to decline. In the medium term, however, we believe that this decline will be partially offset by MRO work performed with respect to new EJ200 engines. We expect that a substantial percentage of aero engine MRO work currently performed by the German Air Force at German military facilities will be outsourced to us in connection with the "cooperative model." This model, pursuant to which we provide comprehensive MRO, logistical support and training services, has already been implemented with respect to the EJ200 engine program, and we are currently negotiating the extension of this model to other military engine programs.

OUR KEY STRENGTHS

We believe that the following are the key strengths of our business:

- *Strong market positions providing for future growth*—We have strong market positions in each of our segments, which we believe positions us well to drive the overall growth of our business. International air transport is a growth market—Airbus, Airline Monitor and Boeing all predict annual average passenger traffic growth in excess of five percent over the next 20 years. Airlines are increasingly focused on fleet standardization and investment in more fuel efficient, quieter aircraft to comply with environmental regulations and to reduce operating costs. We believe this will result in fleet upgrade and replacement, which will contribute to growth in new engine sales in the future. We believe that our commercial MRO business will also benefit from increasing air traffic levels and larger aircraft fleets.
  - *Leading provider of technologically advanced modules and components for new and established engine programs and important partner for all leading OEMs*—We are one of the world's largest manufacturers of aero engine modules and components by revenue. We participate in the development and manufacture of nine commercial engine programs, which represent a portfolio that is well balanced across the engine life cycle and almost all thrust ranges. We provide complex modules that are critical to an engine's performance, including low pressure turbines, high pressure turbine components and high pressure compressors, on major engine platforms. In addition, we believe we are the only non-OEM that manufactures entire modules for the core compressor portion of the engine. We closely cooperate with OEMs, in particular General Electric, Pratt & Whitney and Rolls-Royce, in the development and manufacture of key engine programs, such as the GP7000 (Airbus A380) and the V2500 (which is used in the Airbus A320 family) engine programs. We believe that we will benefit from the current and projected upturn in the commercial aero engine market through increased sales of new engines, thus increasing our large installed base and driving high margin spare parts revenues in the future. We continue to move towards a greater share of production and the assumption of more design responsibility in engine programs, as demonstrated on the PW6000 (Airbus A318) engine program, for which we are providing the low pressure turbine and the high pressure compressor.
  - *Leading MRO provider for commercial jet engines*—We are the sixth largest commercial MRO provider and the largest independent provider of MRO services for commercial jet engines worldwide by revenue. We believe that our strong market position, leading service quality and turn-around times, value-added repair capabilities, and our global presence enable us to generate new business opportunities which, in turn, are expected to lead to significant growth. In particular, we expect that this strong market position will allow us to benefit from the projected growth of Asian air traffic. In December 2002, we opened a facility in Zhuhai, China with our joint venture partner China Southern Airlines to enter this important market. We believe that this facility makes

us the largest western-based aero engine MRO provider in terms of shop visits in China. We hold MRO licenses for 18 aero engine programs and service engines for more than 200 customers (including 90 airlines) in all thrust and power classes from large commercial aircraft to private business jets, and we hold MRO licenses for industrial and marine gas turbines. Within the aero engine MRO market, the engine programs with respect to which we provide services as a whole are projected to grow at above market rates, which is mainly due to the relatively young age profile of these programs. As we expect commercial airlines to continue to outsource engine MRO activities and airlines increase the utilization of their aircraft, we believe our leading capabilities position us well to increase our market share.

- *High program share in European military engine programs*—We are a leading partner in key pan-European military engine programs, including the development and production of the EJ200 engine for the Eurofighter Typhoon combat aircraft, the TP400 engine for the future A400M transport aircraft and the MTR390 engine for the Eurocopter Tiger attack/escort helicopter. In addition, and partly through alliances in which we participate, we provide a full range of services to the German Armed Forces, from the development, manufacture and assembly of aircraft engines to maintenance, repair and overhaul. In 2002, we entered into an agreement (the "cooperative model") with the German Armed Forces, pursuant to which we provide more extensive aero engine MRO services, logistical support and training to the German Armed Forces, and we are currently in discussions with the German Ministry of Defense regarding the outsourcing of more aero engine MRO work to us. We believe that our participation in long-term military programs provides us with a strong technological base, and that we can transfer the technological know-how acquired in the typically customer-financed military business to commercial engine modules and components. There is also the opportunity for growth via exports with respect to certain engine platforms, as demonstrated by the order of 18 Eurofighter Typhoon aircraft (38 EJ200 engines) by Austria and the order of 48 MTR390 engines by Eurocopter on behalf of Australia as well as the cooperation agreement between Airbus Military and the South African government regarding the procurement of eight A400M military transport aircraft with TP400 engines. The military business also serves to mitigate some of the cyclicality of the commercial aero engines business.

- *Barriers to entry*—We develop and manufacture high technology aero engine modules and components, and we benefit from the fact that the aero engine module and component market in general is difficult to penetrate. There are significant barriers to entry, such as: (i) stringent certification requirements and necessary regulatory approvals; (ii) substantial upfront investments for the development of complex components for major aero engine programs and associated tooling and manufacturing capabilities; (iii) high technological expertise required, from the initial aerodynamic design phase, in which we provide important support to the OEMs, through to the completion of the engine modules and components in an increasingly precise and complex process; (iv) preference among aero engine manufacturers for suppliers and partners with proven industry know-how, experience and scale; (v) preference among governments to award national defense contracts to alliances in which national manufacturers participate; and (vi) the substantial cost, generally strong contractual restrictions and time delay to the aero engine manufacturers if they were to change suppliers or RRSP partners once a product design has been approved by their customers. In addition, only a limited number of aero engine module manufacturers, including us, have the necessary scale to participate as alliance partner in key engine programs.

- *Leading technology due to substantial investments in the past*—Despite a challenging commercial airline market since 2001, we have undertaken significant company-funded research and development and targeted capital expenditures during the period from 2002 to 2004, with €456 million invested in research and development and €287 million in capital expenditures, together representing approximately 12.2% of total revenues for that period. In addition, we conducted €218 million of customer-funded research and development over that period. Recent research and development spending peaked in 2003, as the GP7000 and the PW6000 reached the peak of their development effort, decreased in 2004, and is anticipated to decrease further over the next few years as modules for these and other engines move from development to production. We believe that our previous substantial investments in research and development and substantial capital expenditures have helped us to further our reputation as a leading manufacturer of aero engine modules with a reputation for technological leadership and high quality. We have developed benchmark technology for military and commercial

applications, including turbines and low and high pressure compressors for the RB199 (Panavia Tornado) and EJ200 (Eurofighter Typhoon) and the PW6000 (Airbus A318) aero engines. We received the 2002 Innovation Award of the German Industry for the development of the high pressure compressor for the PW6000 aero engine.

- *Balanced product portfolio with visibility on cash flow potential*—We believe that our aero engine portfolio is well balanced between (i) mature engine programs, which generate strong revenues and cash flows from the steady and predictable, and hence profitable, sale of spare parts, such as the CF6-80 engine family and the PW2000, (ii) growth programs, which generate both substantial new engine sales as well as increasing spare parts revenues, such as the V2500, and (iii) younger engine platforms with strong growth potential, such as the GP7000. In addition, the installed base of engine programs in which we participate has a lower average age and park rate compared to the industry average, which we believe should make our fleet less sensitive to industry cycles and also provide significant future growth potential as these engines age and generate demand for spare parts. Our strong order backlog for new aero engine modules and components, which amounted to approximately €3.4 billion as of March 31, 2005, underlines the visibility on future revenues.

- *Experienced management team focused on improving operational efficiency*—We have a highly experienced management team, led by Chief Executive Officer Udo Stark. Our executive team (Udo Stark, Reiner Winkler, Dr. Michael Süß and Bernd Kessler) has many years' experience in advanced manufacturing, engineering and aftermarket industries. Despite a difficult market environment over the last three years, our management was able to maintain sales and step up the development effort of new programs. In addition, our management was able to significantly improve productivity and gross margin, and plan to continue to pursue specific efficiency programs in the future.

OUR BUSINESS STRATEGY

The key components of our strategy are as follows:

- *Execute on potential of existing engine programs*—we have made significant development expenditure and financial investment into our current portfolio of commercial and military engine modules. Our main strategic priority is to ensure that we now and in future maximize our financial returns from these various engine programs. Our participation in the V2500 engine is currently a major contributor to our revenues through the sale of new engine modules, spare parts and the provision of maintenance services. We intend to optimize and improve our manufacturing and maintenance processes to ensure that we generate improving profit margins as the volume of spare parts sales and maintenance services increase as expected over the next few years. Another priority is to successfully launch the new engine programs for which we have made substantial development expenditure and investments in recent years. We expect the GP7000 engine for the new Airbus A380 to be our most significant engine program in the years ahead. As of the end of 2004, the GP7000 captured 56% of firm orders for the A380, and we expect its entry into service in 2006. Also in 2006, we expect the PW6000 engine to be ready to enter into service on the Airbus A318. On the military side, the EJ200 program entered full production in 2003, and accounted for 38% of our revenue from sales of military engines and related services in 2004.

- *Leverage latest technology on new platforms*—We have invested heavily in advanced high compressor technology in recent years, and intend to utilize this capability with respect to new engine programs, and thereby selectively increase our program share. We are currently in discussions with our partners in IAE regarding the successor program to the V2500 engine and believe that expertise gained from development of technology for the PW6000 will assist us in our discussions. On the military side of the business we are currently in the development phase for the TP400 engine, where we have responsibility for the intermediate pressure turbine and compressor, and the digital engine control unit ("DECU"). Our significant experience in compressor and DECU technology gained on previous military programs should enable us to deliver an advanced solution that meets specified customer requirements. In addition, we intend to further optimize our product and process technologies.

- *Profitably grow our Commercial MRO business*—Over the last few years we have devoted significant management resources to rationalizing and repositioning our MRO operations. As a result, we believe that this business is well positioned to improve its profitability, experience strong growth and to increase its market share. Our strategy is to be and improve our position as the premier independent

supplier of MRO services and competitive alternative to the OEM maintenance providers. We aim to win new MRO customers and expand our market share in Asia and the Americas. To this end, we formed a joint venture with China Southern Airlines to access the Chinese market, which was forecasted by AeroStrategy in February 2005 to be the fastest growing market over the next 20 years with the youngest aircraft fleet worldwide. We also intend to expand the scope of our MRO business by developing and offering advanced parts repair processes and marketing these processes to third parties, and by moving into the accessory business (including, for example, fuel pumps and distributors).

- *Take advantage of export opportunities for Military Business*—With respect to our military business, through the alliances in which we participate, we intend to capitalize on the significant export potential for some of our engine programs, such as the EJ200, the TP400 and the MTR390. To date, export orders have already been placed by the armament procurement agency of Austria for the Eurofighter Typhoon (which is equipped with the EJ200 engine) and by the Australian armament procurement agency for MTR390 engines. At the end of April 2005, Airbus Military and the South African government entered into a cooperation agreement regarding the procurement of eight A400M military transport aircraft with TP400 engines.
- *Continue to improve operating efficiency*—We have established a defined set of measures and initiatives, such as our Impact 100 program, to further improve our operating efficiency and profitability. As part of this strategy, we have reorganized the operations at our facilities in Munich and Hanover in Germany, and we have completed the restructuring of our Canadian operations. In addition, we are planning to further improve our operating efficiency over the next few years through the implementation of programs aimed at reducing overhead, operating costs and capital expenditure and improving working capital and supply chain management. We continuously seek to improve existing manufacturing processes to gain increased efficiencies and cost improvements, and we expect our future financial performance to improve as a result of these actions.

OUR PRINCIPAL PRODUCTS AND SERVICES

We focus on the development and manufacturing of technologically advanced and highly complex engine modules and components, such as low and high pressure compressors and low pressure turbines for all thrust and power categories. In addition, we provide MRO services to operators of commercial and military jet engines and operators of industrial and marine gas turbines.


High pressure compressor
High pressure turbine
Fan
Low pressure compressor
Combustion chamber
Low pressure turbine

The operation of a typical jet engine can be summarized as follows:

- Low and high pressure compressors consist of a series of bladed disks that rotate at high speeds. They compress large volumes of air that are ingested by the engine's fan and force the air into the combustion chamber under high pressure.
- In the combustion chamber, fuel is injected and mixed with the compressed air, and the fuel-air mixture is continuously burned. The resulting heat expands the gas to a multiple of its volume, causing it to

escape from the combustor into the turbines (high pressure turbine, low pressure turbine) at high pressures and velocities. In the turbine, the energy of the gas is converted into mechanical energy.

- The mechanical energy generated by the turbines (high pressure turbine, low pressure turbine) drives the compressors and the fan. The fan, together with the "jet" of exhaust gases resulting from the combustion process, produces the thrust powering the aircraft. A turbine must be capable of withstanding very high stresses, such as extreme gas temperatures and centrifugal forces of several tons.

Commercial aero engine programs

Our modules and components for commercial aero engines can be found in almost all thrust and power classes for applications ranging from wide-body to narrow-body aircraft. We estimate that currently 30% of commercial aircraft are equipped with our engine modules or components. According to data compiled by Airclaims, as of the end of 2004 the active fleet of engines equipped with our modules and components totaled 10,400 (including 528 PW2000/F117 engines for C-17 military transport aircraft). Airline Monitor forecasts our active fleet to grow to 12,146 engines by 2009 (excluding military and special applications).

The following table provides an overview of our participation in major commercial aero engine programs. We are a partner in each of the RRSPs that develop and manufacture these engines, and we hold significant stakes in most of these programs.

Engine	Aircraft	Partners	Our components	Program share	Entry into service
GP7000	Airbus A380	General Electric, Pratt & Whitney, Snecma, Techspace Aero	Low pressure turbine, turbine center frame, high pressure turbine components	22.5%	2006 (expected)
PW6000	Airbus A318	Pratt & Whitney	Low pressure turbine, high pressure compressor	18% (high pressure compressor); preferred supplier for low pressure turbine	Ready for entry into service in 2006 (expected)
PW4000 Growth	Boeing 777	Pratt & Whitney, Avio, Volvo Aero, MHI	Low pressure turbine	12.5%	1995
V2500	Airbus A319, 320, 321, Boeing MD-90	Pratt & Whitney, Rolls-Royce, Japanese Aero Engines Corp.	Low pressure turbine	11%	1988
PW2000	Boeing 757, C-17	Pratt & Whitney, Avio, Volvo Aero	Low pressure turbine, turbine exit casing, high pressure turbine disks	21.2%	1984
JT8D-200	Boeing MD-80	Pratt & Whitney, Volvo Aero	Components for high and low pressure turbines	12.5%	1984
CF6 series	Airbus A300, 310, 330, Boeing 747, 767, MD-11	General Electric, Snecma, Volvo Aero, Avio, IHI	Components for high and low pressure turbines and compressors	9.1% (CF6-80C); program shares with respect to other CF6 engines cannot be disclosed due to confidentiality obligations	1973
PW300 family	Learjet 60, Cessna Sovereign, Hawker 1000, Gulfstream 200, 328JET, Dassault Falcon 7X	Pratt & Whitney	Low pressure turbine	25% (PW305/306) 15% (PW307)	1991-2004; Dassault Falcon 7X in 2007 (expected)
PW500 family	Cessna Bravo, Cessna Excel	Pratt & Whitney	Low pressure turbine	25%	1996-1997

Large passenger and other aircraft

GP7000 (under development). With more than 260 firm orders for installed engines as of the end of 2004, representing a share of 56% of aero engines on the new Airbus A380 fleet, we believe that the GP7000 will become one of our most significant commercial engine programs in the years ahead. Commercial airlines that have ordered GP7000 engines for their fleet include Air France, Emirates and Federal Express.

PW6000 (under development). We currently expect the first PW6000 engines to be ready for entry into service in 2006. We believe that the PW6000 engine program and the high pressure compressor technology developed in connection with this engine will contribute to our future growth.

PW4000 Growth. As of the end of 2004, the PW4000 Growth had an active fleet of 274 engines, representing approximately 30% of engines on the Boeing 777. In addition, there was an order backlog with firm orders for 56 new engines at that point in time. End customers of PW4000 Growth engines include United Airlines, All Nippon Airways, Japan Airlines, Korean Air, and Air China.

V2500. We expect the V2500 program will remain one of our most important engine programs for years to come, both in terms of new engine sales, with firm orders for 934 engines as of the end of 2004, and spare parts and commercial MRO business, with an active fleet of 2,112 engines as of the end of 2004. At present, we are in negotiations with our partners regarding our participation in the development of a successor engine for narrowbodies. Commercial airlines that have installed V2500 engines on their fleet include United Airlines, America West Airlines, Jet Blue Airways, British Airways and Indian Airlines.

PW2000. With 1,362 active engines as of the end of 2004, the PW2000 engine and its military sister, the F117 engine, continue to contribute substantially to our spare parts business. PW2000 engines can be found on the fleets of United Airlines, Delta Airlines, Northwest Airlines, Song, UPS Airlines and other commercial airlines. Although the final assembly line for the Boeing 757 was closed in 2004, the F117 is still being produced for the C-17 military transport aircraft (208 firm orders for installed engines as of the end of 2004).

JT8D-200. The JT8D-200 is the second best selling engine program in which we have participated to date. Although the delivery of new JT8D-200 engines has been discontinued, about 90% of the engines originally delivered were still in service, with an active fleet of 2,156 engines, as of the end of 2004. End customers of the JT8D-200 engine include American Airlines, Delta Airlines, Alitalia, SAS and Aeromexico.

CF6-80. With approximately 3,030 active engines as of the end of 2004, the CF6-80 series is the best-selling commercial engine program in which we have participated to date, and it is an important source of revenue from commercial MRO services and spare parts. The latest version of the CF6-80 engine family, the CF6-80E, is currently sold for the Airbus A330. Commercial airlines that have installed CF6-80 engines on their fleet include Japan Airlines, all Nippon Airways, American Airlines, Federal Express, KLM and Air France.

Private business jets

PW300/500. We believe that the PW300 engine family, with an active fleet of 974 engines as of the end of 2004, and the PW500 engine family, with an active fleet of 1,396 engines as of the end of 2004, are among the most successful engine programs for business jets. While both engine families generate revenues from spare part sales and MRO business, we expect further growth from the PW300 engine family with new versions of this engine entering into service over the next two years.

Industrial gas turbines

LM Series. We also produce industrial gas turbines, which are derived from aero engine programs. We are party to an RRSP agreement with General Electric for the production of the LM6000 gas turbine, a derivative of the CF6-80C, and we hold supplier contracts for the LM5000 gas turbine, a derivative of the CF6-50, and the LM2500/2500+, a derivative of the CF6-6.

Commercial MRO

Based on information provided by AeroStrategy, the commercial aero engine MRO market can be divided into five segments: engine overhaul (34% of the market by revenue), line maintenance (23%), component maintenance (21%), airframe heavy checks (14%) and major airframe modifications (8%). We almost exclusively operate in the engine overhaul market. We aim to differentiate ourselves in the market by tailoring the MRO process to the requirements of our customers, which improves the reliability of engines and offers greater control over costs. According to the agreed work scope, the engine is disassembled once it arrives at our facilities and the engine's modules and components are cleaned and inspected. Engine parts are then repaired or replaced to the extent necessary and in compliance with the customer's requirements,

before the engine is reassembled, tested at our facilities and shipped back to the customer. The entire overhaul process is focused on quality, cost, turnaround time and the agreed delivery date. Apart from engine overhauls, we also provide "aircraft on ground" services on site in the event of engine failures. In addition, we lease engines to customers to help our customers reduce their spare engine stocks and related costs. We also offer continuous on-line engine monitoring services which allow us to monitor the status of an engine and its components in real time, thus enabling us to provide our customers with more accurate forecasts as to the timing of necessary shop visits and engine repairs. As part of our "Total Engine Care™" program, we offer our customers all-encompassing aero engine overhaul services around the world and at any time.

We operate a global network of aero engine MRO facilities. We are the leading MRO provider with respect to the V2500 engine family by revenue and the leading independent provider, by revenue, of MRO services for the CF6-50/-80C2 engines and the PW2000 engine. Our largest facility and center of excellence for mid-sized and large engine MRO services is based in Hanover, Germany. We overhaul CF6-50/-80C2, V2500, CFM56-7, and PW2000 engines at this facility. Our second largest facility is based in Berlin-Brandenburg, Germany. This facility focuses on the overhaul of small aero engines for regional and business jets, as well as the maintenance of industrial and marine gas turbines. At this facility we also perform MRO contracts sold by Pratt & Whitney Customer Service Center Europe, our joint venture with Pratt &Whitney Canada, which exclusively markets our joint MRO capabilities to all customers in Europe, the Middle East and Africa. In December 2002, we established MTU Maintenance Zhuhai in China, our joint venture with China Southern, China's largest commercial airline group. We commenced operations at MTU Maintenance Zhuhai in February 2003. At present, this facility is focused on MRO services for CFM56 and V2500 engines. Other locations include an MRO facility in Vancouver, Canada, (focusing on CF6-50 and CFM56-3 engines) and our joint venture with Lufthansa Technik in Malaysia (focusing on the repair of turbine blades for CF6, CFM56 and V2500 engines), as well as a sales office in Brazil.

Based on market data published by AeroStrategy, the licenses we hold provide us with access to approximately 63%(1) of the worldwide aero engine MRO market in terms of revenue. Among other engine programs, we provide aero engine overhaul services for the CF6-80C2 engine, the largest program in the world in terms of revenue from MRO services, and for the CFM-56 engine family, the largest aero engine family, with markets which AeroStrategy valued to be in excess of $1.7 billion for the CF6-80C2 engine and $3.1 billion for the CFM-56 engine family in 2004. In addition, we overhaul CF6-50, V2500, PW2000, CF34-3, JT15D, PW200, PW300 and PT6A aero engines as well as LM2500, LM5000 and LM6000 industrial and marine gas turbines. In the future, we also intend to provide MRO services with respect to CF34-8, CF34-10, PW500, GP7000 and PW6000 engines.

AeroStrategy estimated the commercial aero engine overhaul market to be $12.2 billion in terms of revenue in 2004, and forecasts this market to grow at a compound annual growth rate of 9.1% to $24.1 billion in 2014. We believe we will benefit disproportionately from this growth, as AeroStrategy forecasts the market share of the engine programs for which we hold licenses to increase from $7.6 billion of revenue in 2004 (63% of the total market) at a compound annual growth rate of 8.1% to $16.5 billion of revenue in 2014 (68% of the total market).

(1) Based on revenue generated in 2004 from MRO services worldwide (excluding Russia) for engines of western built aircraft with more than 35 seats.

Military aero engine programs

The following table provides an overview of our participation in key military aero engine programs. We are a member of each of the alliances that develops and manufactures these engines, and we hold significant stakes in each program.

Engine	Aircraft	Partners	Our components	Program share	Entry into service
TP400	A400M Tactical Transport Aircraft	Rolls-Royce, Snecma, ITP	Intermediate pressure ("IP") compressor, IP turbine, IP shaft, engine control unit (with Snecma)	22.2%	2009 (expected)
MTR390	Eurocopter Tiger	Rolls-Royce, Turbomeca	Combuster, high pressure turbine, related accessories	41% (MTR390-2C)	2004
		ITP (MTR390-E)		33% (Memorandum of understanding with respect to the MTR390-E)	2010 (expected)
EJ200	Eurofighter Typhoon	Rolls-Royce, Avio, ITP	Low and high pressure compressors, electronic controls	30%	2003
RB199	Panavia Tornado	Rolls-Royce, Avio	Medium and high pressure compressors, external wheelcase, intermediate pressure turbine, intermediate casing, thrust reverser, bypass duct, engine control	40%	1979

TP400. To date, 180 A400M aircraft with 720 TP400 engines have been ordered by the air forces of Germany, France, the United Kingdom, Turkey, Spain, Belgium and Luxembourg. Our Ludwigsfelde facility (Berlin-Brandenburg) has the exclusive responsibility for the final assembly of all 720 TP400 engines. The first flight of the A400M is expected for 2007. According to the current delivery schedule, A400M aircraft will be delivered to the customers between 2009 and 2021. We see significant potential for additional TP400 engine sales, in particular due to the requirement of replacing ageing C-130 Hercules military transport aircraft. South Africa is the first export customer (eight A400M transport aircraft). Other potential export customers are Australia, Saudi Arabia, Canada, Sweden and Norway.

MTR390. Procurement contracts for 342 MTR390 engines were awarded by the military procurement agencies of Germany and France, and the first MTR390 engines have already been delivered. We believe that the MTR390 engine has significant export potential. At the beginning of 2004, Eurocopter ordered 48 engines on behalf of Australia. The armament procurement agency of Spain has entered into an agreement for development activities with respect to a more powerful version of the engine, the MTR390 Enhanced. We expect Spain to order 52 of these engines for a new model of the Eurocopter Tiger. In connection with the procurement of a new attack helicopter by the armed forces of Turkey, we expect the Eurocopter Tiger with the MTR390 engine to be considered as one of the key candidates by the Turkish armament procurement agency, which is currently expected to order up to 30 helicopters as part of a potential order for a total of 91 helicopters. Other potential export customers for the Tiger are Sweden and Finland. In addition, the armament procurement agency of South Korea is considering the MTR390 for its helicopter program.

EJ200. The EJ200 engine program is our largest military engine program, currently accounting for approximately 38% of revenues from military engine sales. The Eurofighter Typhoon is being produced and delivered in three tranches for the armed forces of Germany, the United Kingdom, Italy and Spain. The procurement schedules are as follows:

- Tranche 1: purchase order issued and funds allocated for 148 aircraft and 363 aero engines; engine delivery expected to be completed in 2006;

- Tranche 2: purchase order issued and funds allocated for 236 aircraft and 519 aero engines; engine delivery expected from early 2007 to 2012; and
- Tranche 3: framework agreement signed but no funds allocated for 236 aircraft and 500 aero engines; engine delivery planned from 2012 to 2016.

Procurement with respect to Tranche 3 is subject to final governmental approvals and purchase orders may be postponed, or plans for the purchase of aircraft may be cancelled for budgetary or other reasons. See "Risk Factors—Military Business—A decline in German or other European defense budgets, changes in funding priorities, or delays in aircraft production relating to the programs in which we participate may adversely affect our sales of engine modules and components used on military aircraft and the market for military aircraft and may reduce our revenues and increase our costs."

We believe that the EJ200 engine has significant export potential. Firm orders for 18 Eurofighter Typhoon aircraft have been placed by the Austrian Armed Forces in 2003. With respect to these aircraft, Eurofighter ordered 38 EJ200 engines (including two spare engine) in 2004. Other potential export customers for the Eurofighter Typhoon are Greece, Switzerland and Norway.

RB199. The RB199 has been one of our most significant engine programs in terms of revenue from engine sales over the past three decades. In total, 2,504 RB199 engines were delivered to the armed forces of Germany, the United Kingdom, Italy and Saudi Arabia. Since the production of this engine ceased in 1998, our activities have focused on the supply of spare parts, MRO, engineering and logistic support. The RB199 represents a major source of revenue from spare parts sales and MRO.

Military MRO

We have been providing MRO services for key military aircraft engine programs for many years, such as the J79 (F-4 Phantom), Tyne (Transall) and the RB199 (Panavia Tornado) jet engines and the T64 and RR250 helicopter engines, and we recently entered into agreements for MRO services with respect to the EJ200 engine (Eurofighter Typhoon). Apart from engine repair and overhaul, the services we provide also include engineering and logistic support, on-site support, training of military personnel and supply chain management. We offer these services to the German Armed Forces and other customers of our military MRO services, and we expect the trend towards the outsourcing of MRO and related services by national armed forces to continue.

The RB199 engine accounted for the largest share of our revenues from military MRO services in 2004. With the reduction of the German Tornado fleet and the increase in Eurofighter aircraft flown by the German Armed Forces, we expect the EJ200 to become our top military MRO program in terms of revenues. We also expect further growth from the TP400 and MTR390 engine programs.

Other products and services

We provide products and services outside of our core markets. These markets include the industrial and marine gas turbine market and the engineering and technology services markets for the aerospace and the automotive industry. In addition, we also provide engineering services for information and communications technology. Our customers value our experience and expertise in the aircraft engine and components industry.

CUSTOMERS

While the ultimate customers of our Commercial Business largely comprise major commercial airlines and cargo operators, such as American Airlines, Delta Airlines, United, Japan Airlines, Lufthansa and Alitalia, and the end customers of our Military Business are armament procurement agencies, because we rely on alliances for the majority of our business, our primary customers include our partners in RRSPs and other alliances. Among these, our largest customers are leading OEMs, such as General Electric and Pratt & Whitney. Our five largest customers in the year ended December 31, 2004 were General Electric, Pratt & Whitney, IAE (consisting of Pratt & Whitney, Rolls-Royce, Japanese Aero Engines Corp. and MTU Aero Engines), Eurojet Turbo GmbH (Rolls-Royce, MTU Aero Engines, Avio and ITP) and Turbo-Union, Ltd (Rolls-Royce, MTU Aero Engines and Avio). These customers accounted for approximately 18%, 17%,

12%, 10% and 7%, respectively, of our total revenue from sales and services, or 64% of our total revenue from sales and services for that period.

In addition to our alliances with leading OEMs, we have strong relationships with the ultimate customers in the commercial MRO business. These include major passenger and cargo airlines, such as China Southern Airlines, Atlas Air, Air Canada, America West Airlines, Indian Airlines and Hapag Lloyd Flug, and leasing companies, such as ILFC.

In our military business, through our consortia we are the leading supplier of aircraft engines and spare parts to the German Armed Forces. In addition, we provide external aero engine MRO services to the German Armed Forces. We (directly and through alliances in which we participate) also provide products and services to other armed forces, including the armed forces of the United Kingdom, Italy, Saudi Arabia, France, the United States, Spain, Turkey and Australia.

SUPPLIERS

We have well-established and long-standing relationships with most of our suppliers. Our largest suppliers during the last fiscal year were IAE, General Electric, Leistritz Turbomaschinen Technik GmbH and Aerotech Peissenberg GmbH & Co. KG.

In the year ended December 31, 2004, our largest suppliers for purposes of commercial and military aero engine manufacturing were Leistritz Turbomaschinen Technik GmbH and Aerotech Peissenberg GmbH & Co. KG, who together represented approximately 30% of our supplier volume for engine manufacturing, based on our estimates. Leistritz Turbomaschinen Technik GmbH is a supplier of compressor airfoils and Aerotech Peissenberg GmbH & Co. KG is a supplier of finish-machining disks, rings and other forged parts.

Our largest suppliers for commercial MRO during the last fiscal year were IAE and General Electric, who mainly provided us with spare parts for aero engine MRO activities and with whom we have agreements which provide us with licenses to use their processes in servicing engines. We purchased approximately 42% of our supplier volume for commercial MRO from IAE and General Electric in 2004, based on our estimates.

All of our main suppliers are sole-source providers for the components or parts that are their responsibility, with the exception of certain key components that are double-sourced for risk mitigation purposes. There are no alternative suppliers for spare parts from General Electric and Pratt & Whitney. In most cases, alternative sources of materials and components are available, but only with the incurrence of additional costs and delays to our production schedules. However, due to the highly specialized nature of products supplied to us, the relationship with some of our suppliers is one of mutual dependency. See "Risk Factors—General—Any significant disruption in our supply from key vendors could delay production and adversely affect our sales."

COMPETITION

Commercial aero engines, engine modules and components and spare parts

Competition in the market for commercial aero engines, engine modules, engine components and spare parts is intense, with competition primarily based on technological innovation, efficiency, quality and price. Our commercial engine modules, components and spare parts business is primarily affected by two types of competition: first, the aero engine programs in which we participate face competition from other engine programs for installation on aircraft. For each commercial aircraft, generally two OEMs are selected by the airframer to design, develop and certify an engine platform, and it is not uncommon that customers are able to select between two or, in some cases, three different engines for an airframe. Accordingly, the success of our business depends on the ability of our OEM partners to win business from commercial airlines, cargo operators and corporate customers. Second, we face competition for the involvement in aero engine programs, both from the OEMs themselves, who may choose to source components in-house, and from other engine module and component manufacturers, some of which are highly specialized and may offer a directly competing technology. With respect to spare parts, we face increasing competition from suppliers of Parts Manufacturer Approval, or "PMA," parts, generic parts that are identical in design and functionality

to original parts and approved for use through certification by the U.S. Federal Aviation Administration (the "FAA"). We currently do not see our business as a whole materially affected by competition from PMA parts manufacturers. However, PMA parts manufacturers have been successfully competing for our spare parts business with respect to individual, typically more mature, engine programs, such as the CF6 engine series. We may face increasing competition from PMA parts manufacturers in the future, but we believe that we, together with our partners, the OEMs, will be able to successfully compete for spare parts business, for example through the development of spare parts with improved properties, an attractive pricing policy with respect to spare parts sales, the offering of products and service packages (including in cooperation with our partners in RRSPs and other alliances), and warranties on engines and our spare parts. According to AeroStrategy, PMA parts sales, which accounted for approximately $150 million, or 2%, of $7.4 billion of global spare parts sales for commercial jet engines in 2003 (excluding Russia), are forecasted to double or triple ($300 to $450 million) by 2008.

We face increasing competition from Designated Engineering Representative ("DER") repair processes that are approved by the FAA. DERs are independent specialists that are approved by the FAA and develop repair processes for engine parts. According to data compiled by AeroStrategy, DER repairs accounted for approximately $450 to $500 million, or 4%, of the $12.2 billion global commercial engine MRO market in 2003 (excluding Russia).

We believe that we are one of the largest commercial aero engine module and component manufacturers in terms of worldwide revenue. Our largest competitors in this market are the major OEMs, Pratt & Whitney, General Electric, Rolls-Royce and Snecma. Other key competitors include Avio, ITP, Volvo Aero and a number of Japanese companies (IHI, Kawasaki Heavy Industries and Mitsubishi Heavy Industries).

Commercial MRO

Competition in the commercial aero engine MRO market is intense, with competition based on technological capability, process, experience, quality, turn-around time and price. In addition, competition is affected by OEMs' warranties on engines and the different types of MRO service agreements. See "—Overview—Commercial aero engines."

The commercial aero engine MRO market is dominated by the leading OEMs, General Electric, Pratt & Whitney and Rolls-Royce, and the in-house MRO operations of major airlines, such as Lufthansa Technik, Air France/KLM, Delta Techops and United Services. Most airlines, however, especially low cost carriers, start-ups, charter and freight operators traditionally outsource their aero engine MRO operations to aero engine manufacturers, the aero engine MRO operations of other airlines and independent suppliers of MRO services, such as us, in an effort to reduce their costs and focus on their core competencies.

GE Engine Services is the leading supplier of commercial engine MRO services, followed by Lufthansa Technik, which provides aero engine MRO services to Lufthansa and other airlines across a broad range of platforms. According to data compiled by AeroStrategy, we are the leading independent company (by revenue) among the remaining providers of aero engine MRO services. We are the sixth largest provider of commercial MRO services by revenue and the leading independent company in this market (by revenue). We are mainly focused on the platforms for which we manufacture engine components, but we also hold licenses that allow us to provide MRO services for the CFM-56 engines, the leading engine family in terms of MRO revenues, as well as for the CF-34 engine.

We believe we offer a competitive and high-quality service to our customers, evidenced by relatively fast turnaround times for large engines, which is facilitated by our flow-line process layout for the disassembly, repair and overhaul and final assembly of engines, our significant in-house engineering and repair capabilities and industry-leading operational benchmarks, resulting in improved reliability of aero engines serviced by us and greater predictability of shop visits.

Military business

In Europe, many military aircraft and aero engine programs are multinational projects, with manufacturers from a number of nations to spread the costs and risks associated with such programs. Military aircraft engines are generally developed and manufactured by alliances consisting of OEMs and engine component manufacturers from the participating nations. The governments of the participating nations, through their

respective armament procurement agencies, subscribe for a certain number of aircraft and aero engines with an alliance, through which the work is allocated among the various alliance members. Although the governments of most European countries allow foreign companies to participate in any contract auctions and consortia, they often establish selection criteria linked to their economic interests, such as employment and local investments. As a result, the European military aircraft and aero engine market tends to favor national manufacturers. National manufacturers only face limited or no competition in their home countries, and program shares of national alliance members tend to reflect such member's country's procurement volume. A number of European military aero engine programs were structured to include multiple manufacturers from different participating nations.

As a German company, we (directly or through alliances in which we participate) are the supplier of substantially all military aero engines used by the German Armed Forces. Our only noteworthy competitor on a national level is Rolls-Royce Deutschland, whose volume of business is substantially lower than ours. Similarly, Snecma (France), Avio (Italy), Volvo Aero (Sweden), Rolls-Royce (U.K.) and ITP (Spain) are the suppliers of choice of the armed forces in their respective home countries.

Military MRO services are generally performed in-house by the respective armed forces or externally through local partners. As national armed forces increasingly focus on cost reduction, there is a trend towards the outsourcing of MRO and related services, such as testing of equipment and training of military personnel, to external service providers. As part of this development, we entered into an agreement with the German Luftwaffe in February 2002 for joint aero engine MRO operations at our facilities in Munich. We see this agreement, under which we will provide MRO services with respect to EJ200 engines (in addition, we will be responsible for the final assembly of the engines at our facilities), as a model for future cooperation with the German Armed Forces, and we are currently in discussions with the German Armed Forces regarding the expansion of our cooperation in the field of military MRO.

RESEARCH AND DEVELOPMENT

We believe that we are one of the most technologically advanced manufacturers of aero engine modules, with a reputation for high quality. We are recognized for our compressor and turbine technology, and we received the 2002 Innovation Award of the German Industry for the development of the high pressure compressor for the PW6000 aero engine. We have developed benchmark technology for military and commercial applications, including turbines and low and high pressure compressors for the RB199 (Panavia Tornado) and EJ200 (Eurofighter Typhoon) and the PW6000 (Airbus A318) aero engines. Our research and development program focuses on compressor and turbine technologies, as well as advanced engine control and monitoring systems.

Our total expenditures for research and development amounted to €233 million in 2004, €228 million in 2003 and €214 million in 2002 (in each case, including customer-financed research and development). Our research and development activities with respect to our commercial business are primarily funded by ourselves, whereas our customers bear the majority of the costs for research and development in connection with our military business. Customer-funded research and development expenditures related to technology and commercial and military engine programs were €77 million in 2004, €56 million in 2003 and €85 million in 2002. Company-funded research and development expenditures were €156 million in 2004 (approximately 8.1% of revenues), €171 million in 2003 (approximately 8.8% of revenues) and €129 million in 2002 (approximately 5.9% of revenues).

The increase in company-funded research and development expense in the period from 2001 to 2003 is related to our development of two important new engine programs, the GP7000, which we believe will be an important revenue driver over the medium to long term, and the PW6000, for which we developed complex high pressure compressor technology. These two programs accounted for €123 million, approximately 72%, out of €171 million of our total company-sponsored expenditures for research and development capitalized in 2003. Company-funded research and development expenditures decreased significantly in 2004 as these programs near the end of their development phase, and we anticipate that such research and development spending will decrease further over the next few years.

Research

We concentrate our research activities on the preliminary specifications of future commercial or military products. Our research efforts are based on medium-term plans, which are reviewed and adjusted on an annual basis.

The main external sources of financing with respect to research expenditures for commercial aero engine programs are the German Ministry of Economics through its *Luftfahrtforschungsprogramm* and the European Commission through its Framework Program for joint research programs. Other external sources of financing for research expenditures related to commercial aero engine programs are the German Ministry of Education and Research and the regional governments of the German states in which we operate. We receive financial support with respect to research expenditures related to military aero engines from the German Ministry of Defence.

Our research projects are conducted in close cooperation with leading national and international aerospace academia and research institutions. We have established research alliances with universities related to compressor, turbine and manufacturing technologies and work closely with DLR, the German Aerospace Research Center, on topics like advanced materials and computational fluid dynamics.

At present, we are involved in the following research programs:

JTDP (Joint technology demonstrator program). Technology demonstration program in partnership with Pratt & Whitney, which is based on a PW6000 engine for validation of component technologies for the high pressure compressor and the low pressure turbine for future narrow-body engine programs.

ATFI (Advanced turbo-fan integrator). Technology demonstration program in partnership with Pratt & Whitney Canada with respect to component technologies for high pressure compressors and low pressure turbines with transmission-fans for the use in, for example, regional jet engines.

CLEAN (Component validator for environmentally-friendly aero-engines). European Union program in cooperation with Snecma, Volvo Aero and Avio. Demonstrator engine test to validate a high speed low pressure turbine (potential applications include the PW800 and the V2500 successor) and a recuperator for future low emission engine configurations.

VITAL (Environmentally friendly aero-engine). European Union program in cooperation with Snecma, Rolls-Royce, Volvo Aero and Avio with respect to technologies that reduce noise levels and weight of conventional turbo fan engines.

ETAP (European technology acquisition program). Multinational military program in cooperation with Snecma, Volvo, Avio, with a focus on electric engine technologies for future manned and unmanned military aircraft.

OPTIFER (Optimized blisk manufacturing technologies). German program for the development of new technologies to reduce manufacturing cost for blisks (bladed disks) for low and high pressure compressors.

IHFP (Inductive high-frequency-pressure-welding). Innovative method for the repair of blisks.

Development

The following of our programs are currently in the development phase:

GP7000. Development of the GP7000 engine in cooperation with General Electric and Pratt & Whitney. We are responsible for the low pressure turbine, turbine center frame and high pressure turbine components. Engine certification is expected in 2005. We currently expect this engine to enter into service in 2006.

PW6000. Development of the PW6000 engine in cooperation with Pratt & Whitney. We are responsible for the high pressure compressor and the low pressure turbine. Engine certification was achieved in 2004.

PW307. Development of the PW307 engine in cooperation with Pratt & Whitney Canada. We are responsible for the low pressure turbine. The PW307A engine was certified by the Canadian airworthiness authority on April 15, 2005; entry into service is expected in 2006.

TP400. Development of the TP400-D6 engine by the Europrop International ("EPI") consortium. We are fully responsible for the intermediate-pressure compressor, shaft and turbine and share joint responsibility with Snecma for the development of the engine control systems. We are also responsible for the assembly of all TP400 engines. Engine certification is planned for 2007, and we expect the engine to enter into service in 2009.

MTR390 Enhanced. Development of the MTR390 helicopter engine in cooperation with Rolls-Royce and Turbomeca. We are responsible for the core engine with combustor and high pressure turbine. Engine certification is expected for 2008.

EJ200—DECMU. With respect to engine controls, our development efforts are focused on the integration of DEMU ("Digital Engine Monitoring Unit") and DECU ("Digital Engine Control").

INVESTMENTS

For information regarding the development of our investments please refer to the section "Management's Discussion and Analysis of Financial Condition and Results of Operations".

INTELLECTUAL PROPERTY

We own approximately 1,700 patents, comprising over 500 patent families (approximately 24% of our patents relate to compressors, approximately 11% relate to turbines, approximately 27% relate to engine systems, approximately 27% relate to production and approximately 11% relate to maintenance). At present, we file more than 100 patent applications per year in Germany. In addition, we file approximately 400 applications for such patents per year in other jurisdictions. We seek the protection of our know-how through patents mainly in Germany, the United States, the United Kingdom, France and Italy. In addition, with respect to essential technologies and competencies, we also file patent applications in Sweden, Spain, Canada, Russia and Switzerland. We actively manage our patent portfolio, which has an average age of six years, and focus on the protection of intellectual property related to our main technologies and competencies in jurisdictions of strategic importance. To brand our business and our products, we hold 25 trademark families, comprising approximately 150 trademarks, in the jurisdictions in which we mainly operate.

We used to be affiliated with DaimlerChrysler (see "General information on the Company—Company History"). Since that time, the trademark "MTU" has also been used by MTU Friedrichshafen GmbH, a manufacturer of engines for ships, heavy vehicles, power plants and trains, which is currently still a part of the DaimlerChrysler group. In connection with the acquisition of the MTU Aero Engines group, MTU Aero Engines and MTU Friedrichshafen GmbH entered into an agreement regarding the use of their trademarks. Pursuant to the terms of this agreement, the use of "MTU" in company names and trademarks may be restricted in certain instances. There can be no assurance that the use of the trademark "MTU" by MTU Friedrichshafen GmbH—even when such use occurs outside the aviation sector—will not adversely affect our business.

While in the aggregate our patents and trademarks are of material importance to our business, we believe no single patent or group of patents or trademark is of material importance to our business as a whole. We also rely on trade secrets, unpatented know-how, innovative product development and continuing technological advancement to maintain our competitive position, and we seek to protect our position by entering into confidentiality, non-compete and similar agreements. We are not aware of any legal proceedings preventing us from the exploitation of our intellectual property rights in a manner that would materially affect our business, or legal proceedings brought against us for infringement of a patent or trademark that would have a material adverse effect on our business, financial condition or results of operations.

A number of our subsidiaries are parties to cooperative agreements or joint ventures. The use of inventions and know-how developed under such agreements or by a joint venture may be restricted.

PROPERTIES

Our manufacturing and maintenance plants represent our major properties. The following table sets forth certain information with respect to the 13 facilities we currently operate which we believe are of significant importance to our operations.

Location	Approximate Area (Square Meters)	Type of Ownership Interest	Use of Facility
Germany			
Munich	536,682(1)	Freehold	Headquarters; manufacturing; maintenance
	8,356	Leasehold	
Langenhagen (MTU Hanover)	139,972(2)	Leasehold	Maintenance
Ludwigsfelde (MTU Berlin-Brandenburg)	82,000	Freehold	Maintenance
France			
Châtellerault(3)	11,679	Freehold	Manufacturing
United States			
Newington, CT (Richard Street)	6,324	Freehold	Manufacturing
Newington, CT (Holland Drive)	1,279	Freehold	Maintenance
Newington, CT (New Britain Drive)	372	Leasehold	Manufacturing
Rocky Hill, CT	744	Leasehold	Office
Alpharetta, GA	1,180	Leasehold	Office
Canada			
Richmond, BC	6,100	Leasehold	Maintenance
Brazil			
Sao Paulo	30	Leasehold	Office
China			
Zhuhai(4)	156,252	Land use right grant	Maintenance
Malaysia			
Kuala Lumpur(5)	5,777	Leasehold/freehold	Maintenance

(1) *Of which 66,669 square meters are encumbered by a hereditary building right (Erbbaurecht) in favor of a third party.*

(2) *Of which 56,647 square meters are encumbered by a hereditary building right (Erbbaurecht) in favor of a third party.*

(3) *50:50 joint venture with Snecma.*

(4) *50:50 joint venture with China Southern Airlines.*

(5) *50:50 joint venture with Lufthansa Technik.*

We believe that our facilities meet our present needs and that our properties are generally well maintained and suitable for their intended use. We believe that we generally have sufficient capacity to satisfy the demand for our products in the foreseeable future, and there are no environmental issues materially constraining the utilization of our facilities.

EMPLOYEES

The following table sets forth the number of employees, including temporary employees, we employed as of December 31, 2002, 2003 and 2004 on a consolidated basis. The table also includes information about

employee figures for our business units and the geographical areas in which we operate. The figures do not include employees from companies that are not fully consolidated.

	As of December 31,			As of March 31,
	2002	2003	2004	2005
Business Unit				
Commercial and Military Business[1]	5,450	5,244	4,816	4,649
Commercial MRO	2,172	1,993	1,914	1,911
Other Businesses[2][6]	754	775	687	680
Geographic Area				
Germany[6]	7,742	7,637	7,066	6,880
Americas[3]	634	375	351	369
Total number of employees[4][6]	8,376	8,012	7,417	7,240
Average number of employees[5][6]	8,211	8,235	7,682	7,258

(1) *Includes central functions for all business units.*

(2) *Includes our gas turbine and engineering and technology services businesses.*

(3) *Excluding employees from companies that are not fully consolidated in Brazil (2002: 6; 2003: 4; 2004: 3).*

(4) *Excluding employees from companies that are not fully consolidated in Brazil, France (2002: 15; 2003: 17; 2004: 20), Asia (2002: 238; 2003: 346; 2004: 418) and the rest of the world (2002: 22; 2003: 22; 2004: 42).*

(5) *Excluding employees from companies that are not fully consolidated in Brazil, France and Asia and the rest of the world.*

(6) *Including 500 employees of ATENA Engineering GmbH, the shares of which were sold pursuant to an agreement dated May 17, 2005 which is subject to approval by the relevant anti-trust authority.*

There has been no material change in the number of employees since March 31, 2005.

Historically, we have enjoyed good labor relationships and we are committed to maintaining these relationships. We take a constructive approach to union relationships, and have been able to secure the cooperation of the unions and our workforce with regard to significant changes and the process of continuous improvements.

PENSION LIABILITIES

As of December 31, 2004, we had accrued liabilities relating to regular pension schemes of approximately €358 million. These liabilities, which were valued according to IAS19, were recognized on our balance sheet, and they also include indirect pension liabilities of MTU München Unterstützungskasse GmbH.

INSURANCE

We maintain property and other insurance coverage. We believe our liability and other insurance is in accordance with industry custom, including with respect to the terms of and the coverage provided by such insurance. We cannot assure you, however, that we will not incur losses or suffer claims beyond the limits of, or outside the relevant coverage of, our insurance policies.

MATERIAL LEGAL PROCEEDINGS

We are involved in certain legal proceedings arising in the normal course of our business. We believe that none of these proceedings or proceedings in which we were involved over the course of the last two fiscal years, either individually or in the aggregate, is likely to have a material adverse effect on our business, financial condition or results of operations. To our knowledge, no proceeding that could have such a material adverse effect is threatened.

REGULATION

The commercial aerospace industry is highly regulated by the Federal Aviation Administration (the "FAA") in the United States, the European Aviation Safety Agency (the "EASA"; formerly the Joint Aviation Authorities (the "JAA")) and other similar airworthiness agencies in different countries. We and the aero engines we manufacture with our partners are required to be approved by one or more of these agencies to ensure that stringent safety and performance standards are met. In addition, we must comply with the certification requirements of individual OEMs and regulatory agencies for specific engine programs.

The performance of MRO services on aero engines and engine components is regulated by the FAA, EASA and other agencies worldwide and by OEM guidelines, each of which generally requires the engines to be serviced and parts to be replaced at specified intervals. In addition, such regulations and guidelines may require that MRO services be performed only by approved repair facilities and certified technicians. We currently satisfy or exceed MRO standards imposed by airworthiness authorities and OEMs, and we maintain approved repair facilities with certified technicians.

Military contracts are subject to regulation by national defense procurement agencies, such as the Bundesamt für Wehrtechnik und Beschaffung in Germany, and, with respect to certain armament programs, supra-national agencies that manage collaborative multinational defense programs, such as the Organization for Joint Armament Cooperation (the "OCCAR") in Europe. Military procurement policies are competitive and based upon extensive administrative frameworks of various laws and regulations that, among other things, require certification of aero engine and aero engine component manufacturers by procurement agencies. Procurement laws and regulations generally provide for unilateral termination rights in favor of defense procurement agencies.

General Information on the Company

COMPANY HISTORY

MTU Aero Engines Holding AG was originally founded as a German limited liability company (*Gesellschaft mit beschränkter Haftung—GmbH*) under the name Deukalion Neunzehnte Vermögensverwaltungs-GmbH. The founding shareholder was JF Vermögensverwaltungs-GmbH, Wiesbaden.

On November 12, 2003, Blade Lux Holding Two S.à r.l. (the Selling Shareholder) purchased all shares in Blade Erste Holding GmbH (formerly named Deukalion Neunzehnte Vermögensverwaltungs-GmbH and now named MTU Aero Engines Holding AG). All shares of Blade Lux Holding Two S.à r.l. are held by Blade Lux Holding One S.à r.l. The shareholders of Blade Lux Holding One S.à r.l. are KKR European Fund L.P. (75%), KKR Millenium (Overseas) Fund L.P. (24.04%) and KKR Partners (International) L.P. (0.96%).

Pursuant to a purchase and transfer agreement dated November 20, 2003 (as amended on December 23/24, 2003), Blade Erste Holding GmbH (now named MTU Aero Engines Holding AG) indirectly acquired all shares of the legal predecessor (operating under the name of MTU Aero Engines GmbH at the time) of MTU Aero Engines GmbH on December 31, 2003 through a chain of acquisition vehicles. The acquiring entity was Blade Dritte Beteiligungs GmbH & Co. KG, an indirect, wholly-owned subsidiary of Blade Erste Holding GmbH (now named MTU Aero Engines Holding AG). The acquired entity and its direct and indirect affiliate companies encompassed the activities of the DaimlerChrysler Group in the areas of aircraft engine components and aircraft engine maintenance.

Following the acquisition described above, the legal predecessor of MTU Aero Engines GmbH was merged with and into Blade Dritte Beteiligungs GmbH & Co. KG (the merger was registered with the commercial register (*Handelsregister*) of Blade Dritte Beteiligungs GmbH & Co. KG on June 30, 2004). Blade Dritte Beteiligungs GmbH & Co. KG then changed its name to MTU Aero Engines GmbH & Co. KG. Upon registration with the commercial register on October 13, 2004, MTU Aero Engines GmbH & Co. KG was transformed into a company with limited liability and renamed to MTU Aero Engines GmbH. The operating business of our Group is conducted in MTU Aero Engines GmbH and its direct and indirect subsidiaries.

Pursuant to a capital increase against cash contribution resolved on December 22, 2004, Blade Management Beteiligungs GmbH & Co. KG (the Participation Partnership) acquired a share in the amount of €180,000 (corresponding to 8.14% of the share capital) of the Company. In addition to the cash contribution of €180,000, the Participation Partnership paid a share premium of €4,250,000. The capital increase against cash contribution was registered with the commercial register on January 12, 2005. The Participation Partnership serves as a participation vehicle for the management of our Group. The limited partners' shares in the Participation Partnership are held by members of the management board (*Vorstand*) of the Company as well as by senior management of our Group. See "—Management Equity Participation Program."

Prior to the Offering, two of the former acquisition vehicles through which MTU Aero Engines Erste Holding GmbH (now named MTU Aero Engines Holding AG) acquired the legal predecessor of MTU Aero Engines GmbH at the end of 2003 were merged with their respective direct shareholders. First, MTU Aero Engines Dritte Holding GmbH, the direct, wholly-owned subsidiary of MTU Aero Engines Zweite Holding GmbH, was merged with and into MTU Aero Engines Zweite Holding GmbH (registration of the merger with the commercial register of MTU Aero Engirnes Zweite Holding GmbH occurred on May 10, 2005). Second, MTU Aero Engines Zweite Holding GmbH, the direct wholly-owned subsidiary of MTU Aero Engines Erste Holding GmbH (now named MTU Aero Engines Holding AG) was merged with and into MTU Aero Engines Erste Holding GmbH (registration of the merger with the commercial register of MTU Aero Engines Erste Holding GmbH occurred on May 10, 2005). As a result of these mergers, the Company holds all shares of MTU Aero Engines Investment GmbH. MTU Aero Engines Investment GmbH, in turn, holds all shares of MTU Aero Engines GmbH in which, and in whose direct and indirect subsidiaries, the operating business of our Group is conducted.

ESTABLISHMENT, COMPANY NAME, REGISTERED OFFICE, FISCAL YEAR AND DURATION

The Company was originally incorporated under the name of Deukalion Neunzehnte Vermögensverwaltungs-GmbH as a limited liability company (*Gesellschaft mit beschränkter Haftung—GmbH*) under German law under Articles of Association dated July 15, 2003. Deukalion Neunzehnte Vermögensverwaltungs-GmbH was a shelf company with no business operations, had its registered seat in Frankfurt am Main, Germany, and was registered with the commercial register (*Handelsregister*) of the local court (*Amtsgericht*) of Frankfurt am Main under HRB 57350. The founding shareholder was JF Vermögensverwaltungsgesellschaft mbH, Wiesbaden. John Flüh was at the time managing director of JF Vermögensverwaltungsgesellschaft mbH.

Pursuant to a shareholders' resolution dated November 5, 2003, and registration with the commercial register of the local court of Frankfurt am Main on November 11, 2003, Deukalion Neunzehnte Vermögensverwaltungs-GmbH was renamed to Blade Erste Holding GmbH.

Pursuant to a shareholders' resolution dated December 3, 2003, and registration with the commercial register of the local court of Frankfurt am Main on February 26, 2004 and with the commercial register of the local court of Munich on February 13, 2004, the registered seat of Blade Erste Holding GmbH was relocated to Munich and the company was registered with the commercial register of the local court of Munich under HRB 151251.

Pursuant to a shareholders' resolution dated March 10, 2004, and registration with the commercial register of the local court of Munich on March 18, 2004, Blade Erste Holding GmbH was renamed to MTU Aero Engines Erste Holding GmbH.

Pursuant to a shareholders' resolution dated May 2, 2005, and registration with the commercial register in Munich on May 19, 2005, MTU Aero Engines Erste Holding GmbH was transformed into a stock corporation (*Aktiengesellschaft*) under the name of MTU Aero Engines Holding AG. The founders of the stock corporation, as defined in Section 245(1) sent. 1 of the German Transformation Act (*Umwandlungsgesetz*), were the Selling Shareholder and the Participation Partnership. As required by applicable law, the court-appointed auditor confirmed that the transformation process was in accordance with legal requirements as follows:

"Following due review in accordance with Sections 197 sent. 1, 245 (1) sent. 2, 22 (3) sent. 1 of the German Transformation Act (*Umwandlungsgesetz*), we confirm on the basis of the documents and books made available to us and the information provided to us that the statements of the founders in the founding report (*Gründungsbericht*) dated 2 May 2005 are correct and complete. The aforementioned is specifically true with regard to the statements relating to (i) the stakes of the shareholders of MTU Aero Engines Holding AG pursuant to the legal rules governing its new legal form as a stock corporation (*Aktiengesellschaft*) and (ii) the information pursuant to Sections 26 and 27 of the German Stock Corporation Act (*Aktiengesetz*).

The value of the assets of the Company changing its legal form less its liabilities corresponds to at least its registered share capital of €40,000,000 pursuant to § 4 of the Articles of Association of MTU Aero Engines Holding AG."

The Company is registered with the commercial register of the local court of Munich under HRB 157 206.

The fiscal year of the Company is the calendar year.

The duration of the Company is unlimited.

PURPOSE

According to the Company's articles of association (*Satzung*), the corporate purpose of MTU Aero Engines Holding AG is to manage a group of domestic and foreign affiliates operating in the following areas:

(a) the development, manufacture, maintenance, repair and marketing of gas turbines and control and monitoring devices, including accessories and spare parts for aircraft and stationary uses;

(b) the development, manufacture, purchase and marketing of other industrial products; and

(c) services in connection with the development, manufacture, repair and marketing of the products described above.

The Company itself may also operate in the areas described above, or may restrict its activities to managing its holdings.

The Company is authorized to take any actions and conduct any transactions which are directly or indirectly suited to serve its corporate purpose. These also include the establishment of branch offices, both domestically and abroad (under the Company's own name or another name), the acquisition or establishment of other companies, as well as participation in such other companies.

GROUP STRUCTURE

MTU Aero Engines Holding AG is the ultimate parent company of our Group and essentially exercises the function of a holding company. MTU Aero Engines Holding AG holds 100% of the shares of MTU Aero Engines Investment GmbH, Munich. MTU Aero Engines Investment GmbH, in turn, holds 100% of the shares of MTU Aero Engines GmbH, Munich. MTU Aero Engines GmbH, Munich, together with its direct and indirect subsidiaries, in particular MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde and MTU Maintenance Hannover GmbH, Langenhagen, conduct the operating business of our Group.

Within our Group, MTU Aero Engines Investment GmbH performs the function of a financing company. In March 2004, MTU Aero Engines Investment GmbH issued the Senior Notes in an aggregate principal amount of €275 million. The net proceeds from the offering of the Senior Notes were used to refinance liabilities incurred as a result of the (indirect) acquisition by the Company and MTU Aero Engines Investment GmbH of the legal predecessor of MTU Aero Engines GmbH. The Senior Notes were issued at 100% of the principal amount and mature on April 1, 2014, but may be redeemed prior to maturity under certain circumstances. The Senior Notes bear interest at a rate of 8.25% per annum and are listed on the Irish Stock Exchange in Dublin, Ireland. The terms of the Senior Notes accord with customary market standards and are secured by customary collateral, including share pledges and guarantees provided by certain Group companies.

MTU Aero Engines GmbH holds interests in numerous domestic and foreign subsidiaries. In addition to the interests described above held by MTU Aero Engines GmbH in MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde and MTU Maintenance Hannover GmbH, Langenhagen, MTU Aero Engines GmbH owns, in particular, 100% of ATENA Engineering GmbH, Munich (the shares of which have been contracted to be sold), RSZ Beteiligungs- und Verwaltungs GmbH, Munich, MTU Aero Engines North America, Inc., Rocky Hill, Connecticut, USA, MTU Maintenance Canada Ltd., Richmond, British Columbia, Canada and, through RSZ Beteiligungs- und Verwaltungs GmbH, Munich, Vericor Power Systems L.L.C., Atlanta, Georgia, USA.

The following chart presents an overview of the current structure of our Group:


MTU Aero Engines Holding AG
MTU Aero Engines Investment GmbH
MTU Aero Engines GmbH
IAE International Aero Engines AG, Zürich
12.1%
EUROJET Turbo GmbH, München
33.0%
Turbo-Union Ltd., Bristol
39.99%
MTU Turbomeca Rolls-Royce GmbH, München
33.3%
EPI Europrop International GmbH, München
28%
100 %
EPI EuropropInternational Madrid S.L. i.G., Madrid
APA Aero Propulsion Alliance GmbH i.L., München
24.8%
MTU Maintenance Hannover GmbH, Langenhagen
100%
0.01%
MTU Maintenance do Brasil Ltda., Sao Paulo
99.99%
MTU Maintenance Berlin-Brandenburg GmbH Ludwigsfelde
100%
50%
Pratt & Whitney Canada Customer Centre Europe GmbH, Ludwigsfelde
100%
Pratt & Whitney Canada CSC (Africa) (Pty) Ltd., Lanseria
Airfoil Services Sdn. Bhd. Shah Alam, Malaysia
50%
MTU Maintenance Canada Ltd., Richmond
100%
MTU Maintenance Zhuhai Co. Ltd., Zhuhai
50%
RSZ Beteiligungs- und Verwaltungs GmbH, München
100%
100%
Vericor Power Systems L.L.C. Atlanta
ATENA Engineering Inc. Hartford(2)
100%
ATENA Engineering GmbH München(1)
100%
MTU Aero Engines North America Inc., Rocky Hill
100%
Ceramic Coating Center SAS. Paris
50%
MTU München Unterstützungskasse GmbH, München
100%
MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, München
100%
GSB Sonderabfall-Entsorgung in Bayern GmbH, München
0.1%
EUROAER GmbH Hamburg
33.3%
ATENA INDIA PI LIMITED, India(1)
99.9%
0.1%

(1) *The shares in ATENA Engineering GmbH and in ATENA INDIA PI Limited held by MTU Aero Engines GmbH were contracted to be sold pursuant to an agreement dated May 17, 2005 (see "Recent Business Developments and Outlook").*

(2) *Non-operating entity with no employees and no revenues.*

SHAREHOLDER STRUCTURE (PRIOR TO AND FOLLOWING THE COMPLETION OF THE OFFERING)

The following table presents an overview of the names of the shareholders and their respective interests in the Company's share capital (i) prior to the Offering and excluding the Capital Increase, and (ii) after completion of the Offering and after the Capital Increase has been implemented and assuming all the shares in the Offering have been placed and the Greenshoe Option has been exercised in full.

	Shareholding			
	Prior to Offering		After completion of Offering	
Name of Shareholder	No par value shares	In %	No par value shares	In %
Selling shareholder*	36,742,080	91.86	16,092,080	29.26
Blade Management Beteiligungs GmbH & Co. KG	3,257,920	8.14	3,257,920	5.92
Free float	0	0	35,650,000	64.82
Total	40,000,000	100.00	55,000,000	100.00

* *All shares in the Selling Shareholder are held by Blade Lux Holding One S.à r.l., Luxembourg, a company with limited liability incorporated under the laws of Luxembourg. Shareholders of Blade Lux Holding One S.à r.l. are KKR European Fund, Limited Partnership (75%), KKR Millenium Fund, Limited Partnership (24.04%), and KKR Partners (International), Limited Partnership (0.96%).*

MANAGEMENT EQUITY PARTICIPATION PROGRAM

The Participation Partnership is a participation vehicle through which our senior employees (primarily in Germany), including members of our management board (*Vorstand*), indirectly own shares of the Company pursuant to the conditions of the management equity participation program (the "MEP") adopted by the Selling Shareholder and the Company in 2004.

The Participation Partnership holds 3,257,920 shares of the Company, which corresponds to an ownership interest of 8.14% (5.92% following implementation of the Capital Increase). The Participation Partnership acquired this ownership interest pursuant to a capital increase against cash contribution effected in December 2004. See "Description of Share Capital—Development of our Registered Share Capital." In addition to a cash contribution of €180,000, the Participation Partnership paid a share premium in the amount of €4,250,000. The Participation Partnership financed these amounts with limited partnership contributions (*Kommanditeinlagen*) of the participants in the MEP. The participants in the MEP and the Selling Shareholder, as well as the Selling Shareholder's shareholder Blade Lux Holding One S.à r.l., agreed that the participants in the MEP would, under certain circumstances, make a supplemental payment in addition to making limited partnership contributions to the Participation Partnership. This obligation has been deferred (with interest accruing on the unpaid balance).

Pursuant to the terms and conditions of the MEP, the shares of the Company held by the Participation Partnership are allocated pro rata to the limited partners (*Kommanditisten*), the participants in the MEP and Blade MEP Beteiligungs GmbH, based on their respective limited partnership interests (*Kommanditanteile*). Blade MEP Beteiligungs GmbH, whose shareholder is the Selling Shareholder, (temporarily) holds those limited partnership interests of the Participation Partnership that are not held by participants in the MEP. At present, Blade MEP Beteiligungs GmbH holds 1.56% of the limited partnership interests.

The limited partnership interests held by the participants in the MEP may not be freely sold or transferred. In addition, the Selling Shareholder and the Participation Partnership have entered into voting agreements intended to enable a decrease in, or a complete termination of, the participation of the Selling Shareholder in the Company. Furthermore, subject to the selling restrictions that apply to the Participation Partnership in connection with the Offering, certain drag-along and tag-along rights were agreed upon in the event the Selling Shareholder disposes of any shares of the Company. See "The Offering—Lock-up Agreement").

Pursuant to the terms and conditions of the MEP, dividends and profits from any sale or liquidation received by the Participation Partnership by virtue of its shareholding in the Company will be payable to the participants in the MEP if such participants hold "vested shares." At present, 40% of the shares held by participants in the MEP are vested. Pursuant to the terms and conditions of the MEP, upon admission of our shares to trading on a stock exchange, at least a further 7.5% of the shares held by the participants in the MEP will automatically vest. In addition, further shares held by participants in the MEP can vest, based on the number of Existing Shares sold.

Shares held by participants in the MEP that are not vested following admission of our shares to trading on a stock exchange will vest in a series of steps on December 31 of given years. Such post-admission vesting will occur partially depending on the passage of time and partially depending on whether our Group meets certain financial criteria. Pursuant to the terms and conditions of the MEP, shares held by participants in the MEP that have not vested following admission of our shares to trading on a stock exchange may, under certain circumstances, vest prior to the times indicated above. This can occur if, for example, a disposal of our shares results in a situation where the Selling Shareholder holds less than 50% of our shares and a third party acquires a larger aggregate interest in our share capital than the remaining interest held by the Selling Shareholder.

Participants in the MEP who leave the employment of our Group prior to the end of the term of the MEP are obligated and, in certain circumstances, have the right to sell their limited partnership interests to the Selling Shareholder or, at the election of the Selling Shareholder, to Blade MEP Beteiligungs GmbH or the Company. The purchase price of the limited partnership interests will be determined based on the circumstances of the termination of the participant's employment, the market value of his or her limited partnership interest and the value of the contribution and additional payments made. As a consequence, the exit of a participant of the MEP can result in payment obligations of the Company.

MATCHING STOCK PROGRAM FOR GROUP EMPLOYEES

In addition to the MEP, we have also introduced a matching stock program (the "MSP"). Participants in the MEP, as well as approximately 120 additional senior employees, including members of our management board (*Vorstand*), are authorized to participate in the MSP.

The intention of the MSP is to offer senior employees of our Group a capital market oriented incentive program.

Pursuant to the terms and conditions of the MSP, each participant in the MSP is required to purchase shares of the Company (the "MSP Shares") with his or her own funds in an amount up to a maximum investment volume that is pre-determined for each participant. Such maximum investment volume may not exceed an aggregate of €2.5 million for all MSP participants.

Subsequently, the MSP Shares are booked into a blocked securities depositary account in favor of the respective participant in the MSP for the duration of his or her participation in the MSP. On a total of five occasions at twelve-month intervals, the Company allocates to each participant in the MSP up to six virtual, "phantom" shares for each MSP Share held by such participant. The holder of such phantom shares may "exercise" the phantom shares beginning two years following their allocation, provided that certain exercise conditions, which take into account the development of the market price of our shares since allocation of the respective phantom shares, are met. Phantom shares that are not exercised within 8 years from the beginning of the MSP will lapse.

If the holder exercises the phantom shares when the conditions described above are met, the difference between the market price of our shares at the time of such exercise and the market price of our shares at the time of allocation of the exercised phantom shares, (plus a premium of 10%), will be paid by the Company to the participant in the MSP following deduction of income tax and other duties. This means that, if the market price of our shares increases during the relevant time period, our costs associated with the MSP will also increase proportionally. The participants in the MSP are required to employ the received compensation amounts to purchase shares in MTU Aero Engines Holding AG, and have instructed MTU Aero Engines Holdings AG to effect such purchase in the name and for the account of the participants. We have made the

necessary preparations to enable us to repurchase shares necessary for compensation under the MSP through a share buyback program. The shares are booked into the securities depositary account and are released two years following their book-entry in the account.

If a participant ceases to be employed by our Group prior to the end of the term of the MSP, such participant forfeits all claims for phantom shares not yet allocated. Under certain circumstances, however, phantom shares that have been allocated to the participant but have not yet been exercised may, pursuant to the terms and conditions of the MSP, be exercised by the participant following departure from our Group.

EARNINGS AND DIVIDENDS PER SHARE, DIVIDEND POLICY, ALLOCATION OF PROFITS

Shareholders' participation in profits is determined based on their respective interests in our share capital. According to our articles of association (*Satzung*), the profit participation of new shares may be differently determined in the event of capital increases.

The adoption of resolutions to distribute dividends on our shares for a given fiscal year falls within the competence of the shareholders' meeting held in the subsequent fiscal year, following a proposal by our management board (*Vorstand*) and supervisory board (*Aufsichtsrat*). To the extent that the Selling Shareholder (depending on attendance levels at our shareholders' meetings) holds a *de facto* majority at our shareholders' meeting, it may pass a resolution concerning dividend distributions by virtue of its shares. See "Risk Factors—Risks Related to the Offering—The interests of our principal shareholders may be inconsistent with your interests."

The distribution of dividends by us will depend on, among other things, whether our subsidiary MTU Aero Engines Investment GmbH pays dividends to us. The distribution of dividends by MTU Aero Engines Investment GmbH is limited by the terms and conditions of the Senior Notes. See "Risk Factors—Risks Related to the Offering—We may not pay dividends."

Under German law, a resolution concerning dividends and distribution of dividends may only be passed on the basis of a balance sheet profit (*Bilanzgewinn*) shown in our unconsolidated financial statements. In determining the balance sheet profit available for distribution, the annual net income (or loss) must be adjusted for profits and losses carried forward from the previous year and for withdrawals from or deposits to reserves. German law requires that certain statutory reserves be created and be deducted when calculating the balance sheet profit available for distribution.

Pursuant to our articles of association, our management board and supervisory board are authorized, upon adoption of our annual financial statements, to credit our other revenue reserves by all or part of the annual net income (*Jahresüberschuss*) remaining after deduction of the amounts to be placed in the statutory reserves and, if applicable, any loss carryforward. This is, however, only permitted to the extent other revenue reserves do not exceed half of the registered capital or will not exceed half of the registered capital after such credit.

As part of any resolution concerning the allocation of the balance sheet profit, our shareholders' meeting may place additional amounts in revenue reserves or carry them forward as profits. Pursuant to our articles of association, our shareholders' meeting may adopt a resolution to allocate the balance sheet profit by way of distribution in kind instead of, or in addition to, a cash distribution.

If the shares carrying dividends are held through a clearing system, dividends resolved by our shareholders' meeting will be paid out in compliance with the rules of the relevant clearing system. Details concerning any dividends resolved by our shareholders' meeting and the respective paying agent(s) specified by us will be published in the electronic Federal Gazette (*Elektronischer Bundesanzeiger*) and in at least one official national publication approved by the Frankfurt Stock Exchange.

While the Company was a limited liability company (*Gesellschaft mit beschränkter Haftung—GmbH*), it showed a balance sheet result of €0 million for the (shortened) fiscal year ended December 31, 2003 and a balance sheet loss of €2 million for the fiscal year ending December 31, 2004. Unlike the current fiscal year, no profit and loss transfer agreement with the Company as parent entity existed during either of these two

fiscal years. During these two fiscal years, the Company did not receive profits through profit transfers, nor did the Company distribute any dividends to its shareholders. Based on IFRS financial information for the fiscal years 2002, 2003, and 2004, the net income of our Group for the fiscal years ended December 31, 2002, 2003 and 2004 was €100.4 million, €63.3 million, and €0.2 million, respectively.

In the future, we intend to distribute dividends comparable to those distributed by other companies in our industry. However, you should note that the distribution of dividends, as explained above, requires a balance sheet profit on our unconsolidated balance sheet. Furthermore, the terms and conditions of the Senior Notes contain provisions that restrict or prohibit the distribution of dividends by MTU Aero Engines Investment GmbH, the issuer of the Senior Notes, and other of our subsidiaries unless certain conditions are met. This limits our ability to pay out dividends. See "Risk Factors—Risks Related to the Offering—We may not pay dividends."

AUDITORS

The Company's auditors are Deloitte & Touche GmbH, Rosenheimer Platz 4, 81669 Munich ("Deloitte & Touche"). Deloitte & Touche have audited the Company's unconsolidated financial statements as of and for the years ended December 31, 2004 and December 31, 2003, respectively (each prepared in accordance with German GAAP), and have issued an unqualified auditors' opinion with respect to each. Furthermore, Deloitte & Touche have audited our consolidated financial statements as of and for the year ended December 31, 2004 (prepared in accordance with IFRS), and have issued an unqualified auditors' opinion with respect to such audit. KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Ganghoferstr. 29, 80339 Munich, have audited the unconsolidated financial statements of MTU Aero Engines GmbH and the consolidated financial statements of MTU Aero Engines GmbH as of and for the years ended December 31, 2003 and 2002 (prepared in accordance with German GAAP), and have issued an unqualified auditor's opinion with respect to each.

NOTICES, PAYING AND DEPOSITARY AGENT

Pursuant to our articles of association (*Satzung*), our notices are published in electronic format in the federal gazette (*Bundesanzeiger*). Any notice related to our shares will be published in electronic format in the federal gazette and in at least one official national publication approved by the Frankfurt Stock Exchange. Notices required under the German stock exchange laws will be published in an official national publication approved by the Frankfurt Stock Exchange and, to the extent required by the German Stock Exchange Listing Regulation (*Börsenzulassungs-Verordnung*), in the printed version of the federal gazette.

Deutsche Bank Aktiengesellschaft, Frankfurt am Main, has been designated as the paying and depositary agent.

Description of Share Capital

REGISTERED SHARE CAPITAL AND SHARES

The registered share capital of MTU Aero Engines Holding AG currently amounts to €55,000,000, divided into 55,000,000 ordinary registered shares with no par value (no par value shares), each such share representing a notional amount of the share capital of €1.00. The registered share capital in the amount of €55,000,000 is fully paid in.

Each share carries one vote at the shareholders' meeting. There are no restrictions on voting rights.

All of the shares of MTU Aero Engines Holding AG are issued as ordinary registered shares with no par value (no par value shares). The shares are represented by one or more global certificates without global dividend coupons, which have been deposited at Clearstream Banking AG, Frankfurt am Main, acting as securities clearing and depositary bank. Pursuant to Section 4(4) of our articles of association, shareholders are not entitled to receive physical share certificates for their respective shareholdings.

DEVELOPMENT OF OUR REGISTERED SHARE CAPITAL

At the time of incorporation of the Company in the legal form of a company with limited liability (*Gesellschaft mit beschränkter Haftung—GmbH*), its registered share capital amounted to €25,000. Pursuant to a shareholders' resolution adopted on December 17, 2004, the registered share capital was increased from reserves by €2,005,000 from €25,000 to €2,030,000. This capital increase was registered with the commercial register (*Handelsregister*) on December 22, 2004. In addition, the shareholders' meeting adopted a resolution on December 22, 2004 to increase the registered share capital of the Company by €180,000 from €2,030,000 to €2,210,000 by means of capital increase against cash contribution. The Participation Partnership subscribed to the new shares. In addition to the cash contribution of €180,000, the Participation Partnership paid a share premium of €4,250,000. This capital increase was registered with the commercial register on January 12, 2005. The shareholders' meeting furthermore adopted a resolution on May 2, 2005 to increase the registered share capital from reserves by €37,790,000 from €2,210,000 to €40,000,000. This capital increase was registered with the commercial register on May 12, 2005.

The Company was transformed into a stock corporation (*Aktiengesellschaft*) with a registered share capital of €40,000,000 on May 19, 2005, the date of registration of the transformation in the commercial register. The registered share capital is divided into 40,000,000 no par value shares.

The registered share capital of the Company was increased pursuant to a resolution of the extraordinary shareholders' meeting of May 30, 2005 from €40,000,000 by €15,000,000 to €55,000,000, divided into 55,000,000 ordinary registered shares with no par value, each representing a notional amount of the share capital of €1.00. The capital increase was registered in the commercial register on June 2, 2005.

AUTHORIZED SHARE CAPITAL

Authorized Share Capital I

According to the Company's articles of association (*Satzung*), as amended on May 30, 2005, the Company's management board (*Vorstand*) is authorized, with the consent of the supervisory board (*Aufsichtsrat*), to increase on one or more occasions the registered share capital of the Company by a total amount of up to €5,500,000 until May 29, 2010, by issuing new ordinary registered shares with no par value against cash contributions (Authorized Capital I 2005).

Shareholders shall be granted subscription rights. However, the management board is authorized, with the consent of the supervisory board, to exclude fractional amounts from the shareholders' subscription rights and to exclude subscription rights to the extent necessary to enable it to grant subscription rights to the holders of convertible and/or option rights for registered no par value shares of the Company in the amount to which they would be entitled if they were to exercise their conversion and/or option rights. The management board is furthermore authorized, with the consent of the supervisory board, to exclude shareholders' subscription rights if the issue price is not substantially below the market price. However, this

authorization shall only apply subject to the condition that the shares issued with exclusion of shareholders' subscription rights pursuant to Section 186(3) sent. 4 of the German Stock Corporation Act (*Aktiengesetz*) do not exceed an aggregate of 10% of the registered share capital at the date the authorization becomes effective. When calculating this 10% limit, the granting of option and/or conversion rights for Company shares after the date of effect of such authorization, i.e., after May 30, 2005, will be taken into consideration if such grant excludes subscription rights on the basis of Section 186(3) sent. 4 of the German Stock Corporation Act, or the sale of the Company's own shares excluding subscription rights on the basis of Section 186(3) sent. 4 of the German Stock Corporation Act.

The management board is authorized, with the consent of the supervisory board, to determine the further content of the rights attached to the shares and the terms and conditions of the share issuance.

The supervisory board is authorized to amend the articles of association following the complete or partial implementation of a capital increase from the Authorized Capital I 2005, or following expiration of the authorization period, in accordance with the amount of the capital increase from the Authorized Capital I 2005.

Authorized Share Capital II

According to the Company's articles of association, as amended on May 30, 2005, the Company's management board (*Vorstand*) is authorized, with the consent of the supervisory board, to increase on one or more occasions the registered share capital of the Company by a total amount of up to €19,250,000 until May 29, 2010, by issuing new ordinary registered shares with no par value against cash or in-kind contributions (Authorized Capital II 2005).

When issuing shares against contributions in kind in connection with direct or indirect acquisitions of companies, stakes in companies or other equity interests, the management board is authorized, with the consent of the supervisory board, to exclude shareholders' subscription rights. The management board is further authorized to exclude subscription rights to the extent necessary to enable it to grant subscription rights to holders of convertible and/or option rights for registered no par value shares of the Company in the amount to which they would be entitled if they were to exercise their conversion and/or option rights.

In all other cases, the shareholders must be granted subscription rights, provided that, however, the management board is authorized, with the consent of the supervisory board, to exclude fractional amounts from shareholders' subscription rights.

The management board is authorized, with the consent of the supervisory board, to determine any additional rights attached to the shares and the terms and conditions of the share issue.

The supervisory board is authorized to amend the articles of association following the complete or partial implementation of the capital increase from Authorized Capital I 2005, or following expiration of the authorization period, in accordance with the amount of the capital increase from Authorized Capital II 2005.

CONTINGENT SHARE CAPITAL

At the extraordinary shareholders' meeting held on May 30, 2005, the registered share capital of the Company was conditionally increased by up to €19,250,000 by issuing up to €19,250,000 new ordinary registered shares with no par value. The contingent capital increase will only be implemented to the extent (i) that the holders or creditors of conversion or option rights, which the Company, or a direct or indirect affiliate, attaches to convertible or option bonds issued through May 29, 2010 (pursuant to a resolution adopted by the extraordinary shareholders' meeting held on May 30, 2005, as clarified on May 31, 2005), exercise their conversion or option rights, or (ii) that the holders or creditors of convertible bonds (who are subject to mandatory conversion), which the Company, or a direct or indirect affiliate, issues through May 29, 2010 (pursuant to a resolution adopted by the extraordinary shareholders' meeting held on May 30, 2005, as clarified on May 31, 2005), fulfil their conversion obligations, in each case provided that treasury shares are not used. New shares issued in such manner will carry dividend rights from the

beginning of the fiscal year in which they come into existence by means of the exercise of conversion or option rights or through the fulfillment of conversion obligations.

CONVERTIBLE AND WARRANT BONDS

The extraordinary shareholders' meeting held on May 30, 2005 furthermore authorized the Company's management board (*Vorstand*) to issue, with the consent of the supervisory board (*Aufsichtsrat*), bearer or registered convertible bonds (*Auf dem Inhaber oder auf dem Namen lautende Wandelschuldverschreibungen*), warrant bonds (*Optionsschuldverschreibungen*), profit participation rights (*Genussscheine*) or profit-linked bonds (*Gewinnschuldverschreibungen*) (or combinations of such instruments) (together, the "Bonds"), on one or more occasions, through May 31, 2010, such Bonds to be with or without fixed maturity, up to an aggregate nominal amount of €750 million, and to grant the holders of convertible and/or warrant bonds conversion or option rights for up to an aggregate of €19,250,000 in the registered share capital of the Company, in accordance with the detailed terms and conditions of such convertible bonds and/or warrant bonds.

The Bonds can be issued in euro or in the euro-equivalent of another legal currency, such as the legal currency of an OECD country. The bonds can also be issued by a direct or indirect affiliate of the Company. In such case, the management board is authorized, with the consent of the supervisory board, to assume the guarantee for the Bonds on behalf of the Company and to grant to holders of warrant bonds option rights, and to holders of convertible bonds conversion rights, into new registered no par value shares of the Company.

The bond issuances will be divided into bonds carrying equal entitlements.

Where warrant bonds are issued, each bond shall have one or several warrants attached to it, which will entitle the holder to subscribe to registered no par value shares of the Company pursuant to the specific terms determined by the management board. The proportionate amount of the registered share capital per share that can be subscribed to per bond may not exceed the nominal amount of the bonds. The term of the option rights may not exceed the term of the warrant bonds. The conversion ratio may be rounded up or down to an option ratio of a whole number. Fractional shares could also be consolidated or compensated with cash.

Where convertible bonds are issued, the holders obtain the right to convert their bonds into registered no par value shares of the Company pursuant to the specific terms and conditions of the conversion bond determined by the management board. The conversion ratio is determined by dividing the nominal amount of a bond by the fixed conversion price for a registered no par value share of the Company. The conversion ratio may also be determined by dividing the issue price per bond, if lower than the nominal amount, by the fixed conversion price for a registered no par value share of the Company. The conversion ratio may be rounded up or down to a conversion ratio of a whole number; further, an additional cash payment may be provided for, if necessary. Fractional shares could also be consolidated or compensated with cash. The proportionate amount of the registered share capital of the shares to be issued per bond upon exercise of the conversion right may not exceed the nominal amount of the respective convertible bond. The terms and conditions of the convertible bonds can also provide for mandatory conversion at maturity (or at an earlier point in time).

The terms and conditions of the convertible and/or warrant bonds can provide for the Company's right to grant treasury shares in the case of conversion and/or exercise of the option. Furthermore, the Company may be granted the right, in the case of conversion and/or exercise of the option, to refrain from issuing new shares, and instead to pay a cash amount based on the number of shares to be delivered. The terms and conditions of the convertible and/or warrant bonds may also provide that the number of shares that are to be subscribed for in the event of exercise of conversion or option rights, or following satisfaction of conversion obligations, or any conversion right in this regard, is variable and/or the conversion or option price may be changed during the term within a defined margin of fluctuation to be set by the management board depending on the development of the market price for the Company's shares or as a consequence of dilution protection provisions during the bond term.

The conversion and/or option price per registered no par value share of the Company will be set in euro and must, including in the event of a variable conversion ratio or a variable conversion or option price, either (i) amount to at least 80% of the average price of the Company's shares in the closing auction of XETRA trading on the Frankfurt Stock Exchange or in a successor system during the 10 trading days prior to the date on which the management board adopts a resolution on the issue of the convertible or warrant bonds, or (ii) amount to at least 80% of the average price of the Company's shares in the closing auction of XETRA trading on the Frankfurt Stock Exchange or in a successor system during the days on which the subscription rights with respect to the convertible and/or warrant bonds are traded on the Frankfurt Securities Exchange (with the exception of the last two stock exchange trading days of trading in the subscription rights).

Notwithstanding Section 9(1) of the German Stock Exchange Act (*Aktiengesetz*) and as provided for specifically in the terms and conditions of the convertible and/or warrant bonds, the conversion and/or option price may be reduced, by means of a cash payment upon the exercise of the conversion and/or option rights or a reduction of the additional payment, on the basis of a dilution protection clause. Such a reduction may occur only if (i) the Company increases its registered share capital during the conversion or option period by granting subscription rights to its shareholders, or issues further convertible or warrant bonds and/or grants or guarantees option rights, and (ii) holders of existing conversion or option rights are not granted any subscription rights, to the extent they would be entitled to such rights if had they exercised their conversion or option rights. In lieu of a cash payment or reduction of the additional payment, the conversion ratio can also, to the extent possible, be adjusted by division by the reduced conversion price. Notwithstanding Section 9(1) of the German Stock Exchange Act, the terms and conditions of the convertible and/or warrant bonds may furthermore provide for dilution protection clauses in the event that (i) the Company increases its registered share capital during the option or conversion period by granting subscription rights to its shareholders, or issues or guarantees further convertible bonds or warrant bonds and/or grants or guarantees option rights, and (ii) holders of existing conversion or option rights are not granted any subscription rights, to the extent they would be entitled to such rights had they exercised their conversion or option rights or satisfied their conversion obligations. Moreover, the terms and conditions of the convertible and/or option bonds can provide for an adjustment of the conversion and/or option price in the event of a capital reduction, stock split, distribution of special dividends or other measures which could result in a dilution of the value of the conversion and/or option rights. In any event, the proportionate amount of the registered share capital of the shares to be delivered with respect to each bond may not exceed the nominal value per bond.

Generally, shareholders are granted subscription rights. The bonds can also be acquired by one or more credit institutions with the obligation to offer them to shareholders for subscription. However, the management board is authorized, with the consent of the supervisory board, to exclude shareholders' subscription rights to the Bonds in an aggregate nominal amount of €750 million, provided that the issue price of the Bonds does not fall significantly below their hypothetical market value determined in accordance with recognized methods, in particular financial-mathematical methods. However, such authorization to exclude pre-emptive rights will only be valid if the shares issued and/or to be issued in conjunction with Bonds issued without subscription rights pursuant to Section 186(3) sent. 4 of the German Stock Corporation Act do not exceed a total of 10% of the registered share capital following registration in the commercial register of the implementation of the cash capital increase resolved by the shareholders' meeting of May 30, 2005. In addition, the sale of the Company's treasury shares and the issuance of new shares from existing authorized capital (or authorized capital replacing existing authorized capital) will be taken into account, if such sale occurs following an authorization on the basis of Section 186(3) sent. 4 of the German Stock Corporation Act under exclusion of shareholders' subscription rights.

If the management board does not make use of the authorization mentioned above to exclude subscription rights, it will be authorized, with the consent of the supervisory board, to exclude shareholders' subscription rights with respect to fractional amounts. The management board is furthermore authorized, with the consent of the supervisory board, to exclude subscription rights to the extent necessary to enable it to grant subscription rights to holders of convertible and/or option rights for registered no par value shares of the Company in the amount to which they would be entitled if they exercised their conversion and/or option rights.

The management board is authorized, with the consent of the supervisory board, to determine the additional details of issuances, in particular the interest rate, issue price and term, and, if applicable, to determine such details in consultation with the management of the foreign affiliates launching the issuances.

The issuance of bonds by a direct or indirect affiliate of the Company is only covered by the authorization if effected by an affiliate pursuant to Section 18 of the German Stock Corporation Act (*Aktiengesetz*) and offered in pursuit of financing interests of the group.

AUTHORIZATION TO REPURCHASE SHARES

The extraordinary shareholders' meeting held on May 30, 2005 authorized the Company to repurchase, until November 29, 2006, shares in MTU Aero Engines Holding AG pursuant to Section 71(1) no. 8 of the German Stock Corporation Act from registration in the commercial register of the capital increase expected to be resolved upon by the shareholders' meeting of May 30, 2005. The authorization extends to shares in an amount of up to 10% of the registered share capital of MTU Aero Engines Holding AG following registration in the commercial register of the capital increase expected to be resolved upon by the shareholders' meeting of May 30, 2005. The relevant shares can be repurchased on the stock exchange or by way of a public purchase offer extended to all shareholders. The consideration may not exceed or fall short of the stock exchange price by more than 10 percent. The relevant stock exchange price shall be, in the event of a repurchase on the stock exchange, the mean of stock exchange prices of the shares in MTU Aero Engines Holding AG in the XETRA (or successor system) closing auction of the five stock exchange trading days prior to the repurchase. In the event of a repurchase by way of a public purchase offer extended to all shareholders, the mean of stock exchange prices of the shares in MTU Aero Engines Holding AG in the XETRA (or successor system) closing auction of the five stock exchange trading days prior to the publication of the decision to make the offer shall be deemed to be the relevant stock exchange price.

The Company's management board (*Vorstand*) is authorized, with the consent of the supervisory board (*Aufsichtsrat*), to sell repurchased shares by means other than sale on the stock exchange or by way of a public offer extended to all shareholders, provided that such shares are sold to participants of the MSP who are present or past employees or managers of MTU Aero Engines Holding AG or its affiliated companies. The supervisory board (*Aufsichtsrat*) is authorized to effect a sale of repurchased shares to members of the management board (*Vorstand*) by means other than sale on the stock exchange or by way of a public purchase offer extended to all shareholders.

The subscription rights of the Company's shareholders are excluded in the above situations.

The management board (*Vorstand*) is furthermore authorized, with the consent of the supervisory board (*Aufsichtsrat*), to redeem any or all repurchased shares without further resolution of the shareholders' meeting.

The above authorizations to sell or redeem repurchased shares may be used in whole or in parts, once or on several occasions, separately or jointly.

GENERAL PROVISIONS GOVERNING AN INCREASE OF OUR REGISTERED SHARE CAPITAL

According to the German Stock Corporation Act (*Aktiengesetz*), the registered share capital of a stock corporation (*Aktiengesellschaft*) may be increased by resolution of the shareholders' meeting, which must be adopted by a majority of at least three quarters of the registered share capital represented at the meeting, unless the stock corporation's articles specify other requirements with regard to majorities.

In addition, shareholders may resolve to issue authorized capital. The issuance of authorized share capital requires a resolution to be adopted by a majority of at least three quarters of the registered share capital represented at the meeting, pursuant to which the management board (*Vorstand*) is authorized to issue shares up to a specific amount within a period not to exceed five years. The nominal amount of the authorized share capital may not exceed half of the registered share capital available at the time of the authorization. Moreover, shareholders may resolve to create contingent capital for the purpose of issuing

shares (i) to holders of convertible bonds or other securities convertible into new shares of the Company, (ii) as consideration in connection with a combination with another company or (iii) to executives and employees. Such resolution must be adopted by a majority of at least three quarters of the registered share capital represented at the meeting. The nominal value of the contingent capital may not exceed half of the registered share capital available at the time the resolution is adopted (the nominal amount of the contingent capital created for the purpose of share issues to executives and employees may not exceed 10% of the registered share capital available at the time the resolution is passed).

To the extent that the Selling Shareholder (depending on attendance levels at our shareholders' meetings) holds a *de facto* majority of three quarters of the registered share capital represented at our shareholders' meeting, it may pass a resolution concerning capital measures by virtue of its shareholding. See "Risk Factors—Risks Related to the Offering—The interests of our principal shareholders may be inconsistent with your interests."

GENERAL PROVISIONS CONCERNING SUBSCRIPTION RIGHTS

According to the German Stock Corporation Act (*Aktiengesetz*), every shareholder, generally, has subscription rights to new shares (and convertible bonds, warrant bonds, profit-participation rights or participating bonds) that are issued in a capital increase. Subscription rights are freely transferable. Within a specified period prior to expiration of the subscription rights, those subscription rights may be traded on the German stock exchanges. The shareholders' meeting may exclude subscription rights by a resolution passed by a majority of the votes cast and of at least three quarters of the registered share capital represented at the meeting. An exclusion of subscription rights further requires a report of the management board (*Vorstand*) justifying the exclusion of subscription rights by showing that the Company's interest in excluding the subscription rights outweighs the shareholders' interest in such subscription rights. Without such justification, the exclusion of subscription rights may be admissible upon the issue of new shares if:

- the Company increases its share capital for cash contributions;
- the amount of the capital increase does not exceed 10% of the existing registered share capital; and
- the issue price of the new shares is not substantially below the stock market price of the shares.

To the extent that the Selling Shareholder (depending on attendance levels at our shareholders' meetings) holds a *de facto* majority of three quarters of the registered share capital represented at our shareholders' meeting, it may pass a resolution regarding the exclusion of subscription rights by virtue of its shareholding. See "Risk Factors—Risks Related to the Offering—The interests of our principal shareholders may be inconsistent with your interests."

SHAREHOLDERS' DISCLOSURE AND REPORTING DUTIES

Upon the admission of the shares to trading pursuant to an official listing on the Frankfurt Stock Exchange (see "The Offering—Stock Exchange Listing"), the Company, as a company listed on the Frankfurt Stock Exchange, becomes subject to the provisions of the German Securities Trading Act (*Wertpapierhandelsgesetz*). The German Securities Trading Act provides that any person whose voting interest in a listed company attains, exceeds or falls below 5%, 10%, 25%, 50% or 75% through acquisition, sale, or by other means, must provide written notification to the company and to the Federal Financial Services Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*) without undue delay, but no later than within seven calendar days, after any of the thresholds mentioned above have been reached or exceeded or are no longer met. Such notice must also state the shareholders' current voting interest. The company must publish this notification in an official national publication for statutory stock market notices approved by the Frankfurt Stock Exchange without undue delay, but no later than nine calendar days following receipt of the notification. In connection with this requirement, the German Securities Trading Act contains several provisions designed to ensure that shareholdings are attributed to those persons who actually control the voting rights associated with the shares. For example, shares owned by a third-party company are attributed to the company which controls such third-party company. Shares held by a third-party company on behalf of a company or on behalf of the companies controlled by such company are attributed to such company. If the notification mentioned above is not filed, the shareholder

will be precluded from exercising the rights (including voting and dividend rights) attached to the shares for as long as such default continues. In addition, a fine may be imposed for the failure to comply with the notification requirements.

MATERIAL SUBSIDIARIES

The table below lists our subsidiaries that have a book value of at least 10% of our consolidated share capital and/or that contribute at least 10% of the consolidated annual net income of our Group, or which are material for other reasons. The table also sets forth important information relating to these subsidiaries. The Company owns, directly or indirectly, up to 100% of the share capital of these subsidiaries. The stated net earnings figures (rounded up to whole euro figures) are taken from the financial statements and/or accounting systems those subsidiaries prepared in accordance with applicable national law.

Name, Registered Office	Area of Operations	Subscribed share capital as of December 31, 2004	Carrying value of interests as at December 31, 2004 (IFRS)	Reserves as at December 31, 2004 (IFRS)	MTU Aero Engines GmbH receivables/ (liabilities) due from subsidiaries as at December 31, 2004 (IFRS)	Net income (loss) for the year to December 31, 2004 (IFRS)	Amount transfered under profit and loss pooling agreement for 2004 (German GAAP)
		(€ in thousands)					
MTU Maintenance Hannover GmbH, Langenhagen	Overhaul, maintenance and repair of civil aircraft engines	15,339	138,429	123,090	(8,765)	(8,780)	8,756
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde .	Maintenance, aircraft propulsion systems, assembly of new low pressure turbines, repair and maintenance of industrial gas turbines	10,226	105,415	95,189	5,266	(1,235)	213
ATENA Engineering GmbH, Munich(1) . .	Engineering office for high technology services	25	4,290	4,265	2,592	606	
RSZ Beteiligungs- und Verwaltungs GmbH, Munich	Asset management; holding of ownership interest in Vericor Power Systems L.L.C.	25	13,427	13,402	0	(1)	
MTU Aero Engines North America Inc., Rocky Hill, Connecticut, USA . .	Development of engine components, production of rotating components such as disks, rings and shafts	800	5,515	4,576	4,401	(2,951)	
MTU Maintenance Canada Ltd., Richmond, British Columbia, Canada .	Overhaul, maintenance and repair of civil aircraft engines	18,480	0	(19,908)	8	867	

(1) *We contracted to sell all of our shares in ATENA Engineering GmbH pursuant to an agreement dated May 17, 2005 (see "Recent Business Developments and Outlook").*

Management

The governing bodies of MTU Aero Engines Holding AG are the management board (*Vorstand*), supervisory board (*Aufsichtsrat*) and the shareholders' meeting. The powers of these governing bodies are determined by the Stock Corporation Act (*Aktiengesetz*), the articles of association (*Satzung*) and the procedural rules of the management board and supervisory board.

The management board conducts our business in accordance with the relevant statutes, the articles of association and its procedural rules. It represents the Company in dealings with third parties. The management board is responsible for ensuring that appropriate risk management and risk control systems are put in place, so that any developments that might jeopardize our continuing existence can be recognized early. The management board also has an obligation to issue periodic reports (at least annually) to the supervisory board on the business plans, policy and other fundamental issues of company planning (specifically financial, investment and personnel planning), unless changes in our situation or upcoming issues require prompt reporting. In particular, the management board reports on deviations from the key budget figures with respect to incoming orders, sales, cash flow, EBITDA and investments amount pursuant to the annual business plan, as well as increases of more than 5% in the number of employees pursuant to the annual personnel costs plan. At the supervisory board meeting, during which the annual financial statements are discussed, the management board reports on the profitability of the Company, in particular the return on equity, and also reports on a regular basis (at least quarterly) on the status of the business, especially sales, and on the situation of the Company. In general, the management board reports to the supervisory board on any transactions that may be of material importance to the profitability or liquidity of the Company in a timely manner such that the supervisory board has the opportunity to express its opinion on such transactions prior to their implementation. The management board's reporting must also comprise subsidiary companies and joint ventures within the meaning of Section 310 of the German Commercial Code (*Handelsgesetzbuch*). The management board must report any "important matters," within the meaning of Section 90(1) sent. 3 of the German Stock Corporation Act, to the chairman of the supervisory board. Important matters may include affiliates if their involvement in such matters could have a material effect on the Company.

Simultaneous membership on the management board and supervisory board is not permissible in stock corporations (*Aktiengesellschaften*) organized under German law.

The supervisory board appoints the members of the management board and is authorized to dismiss them for good cause. The supervisory board advises the management board on managing the Company and oversees its management activities. Pursuant to the German Stock Corporation Act, the supervisory board is not authorized to manage the Company. Pursuant to a resolution dated May 2, 2005, the supervisory board issued rules of procedure for the management board which provide that the management board may undertake certain actions solely with the consent of the supervisory board. Transactions that require the consent of the supervisory board currently include the following:

- Adoption of the annual budget and establishment of the annual investment plan. Such budget planning is a component of a three-year plan that is submitted to the supervisory board and continually updated.
- Appointment of representatives of the Company with comprehensive power of representation (*Generalbevollmächtigte*).
- Acquisition, disposal or encumbrance of ownership interests in other companies with a transaction value greater than €10 million.
- Acquisition, disposal or encumbrance of real property, rights equivalent to real property ownership and rights in real property with a value of greater than €5 million.
- Assumption of suretyships, guarantees, parent comfort letters, bill of exchange obligations or the creation of any other security interest with a value of more than €10 million or which occurs outside of the ordinary course of business.
- Participation in risk and revenue sharing partnerships, if the total investment (including entry fees, start-up losses and R&D expenditures) exceeds €100 million in the first five years.

- Substantial changes in the Company's field of operations.
- Issuance or assumption of guarantees for bonds and long-term certificates of indebtedness.
- Transactions with persons (Section 15 of the German Tax Code (*Abgabeverordnung*)) related to members of the management board, in particular loan transactions.
- Conclusion, amendment or termination of inter-company agreements within the meaning of Sections 291 and 292 of the German Stock Corporation Act.
- Any donations to political parties.
- Restructuring measures that lead to the closure of a site and the loss of more than 250 jobs.
- Conclusion of settlements and other waivers of rights that trigger a payment by the Company of more than €10 million.
- Speculative treasury transactions, in particular transactions involving derivatives and currency futures transactions, with a risk of more than €1 million. Treasury transactions are considered speculative if such transactions are not based on an underlying operating business and, accordingly, do not serve to appropriately hedge existing risks. Monetary investments whose rating is lower than "investment grade" are also considered speculative.
- Other transactions that are similarly capable of fundamentally altering the Company's results of operations, financial condition, liquidity or risk position or that are not part of the Company's ordinary course of business.

The members of our management board and supervisory board owe a duty of loyalty and a duty of care to the Company. In doing so, members of these governing bodies must take into consideration a broad spectrum of interests, including, but not limited to, those of the Company, its shareholders, its employees and its creditors. The management board must also take into consideration the shareholders' rights to equal treatment and equal information. Should the members of the management board or the supervisory board breach these duties, they are jointly and severally liable to the Company for damages. The members of the management board and the supervisory board are covered by directors and officers insurance.

Generally, a shareholder has no right to commence direct action against members of the management board or the supervisory board if it believes that any members have breached their fiduciary duties. Only the Company is entitled to claim damages from members of the management board or supervisory board. The Company may not waive or settle any claim until three years after it arose and only if the shareholders' meeting so resolves by simple majority, provided further that a minority of shareholders, holding in the aggregate 10% or more of the registered share capital, do not raise a written objection.

Under German law, individual shareholders (like any other person) are prohibited from exercising their influence over the Company in order to cause a member of the management board or the supervisory board to act in a manner that would harm the Company. Shareholders who have a controlling influence may not use such influence to cause the Company to act against its interest, unless the resulting damage is compensated for. Any person who uses its influence to cause a member of the management board or the supervisory board, an authorized representative (*Prokurist*), or any person holding a commercial power of attorney to act in a manner that may harm the Company or its shareholders, will be required to compensate the Company and its shareholders for the resulting damage. In addition, the members of the supervisory board and the management board are jointly and severally liable for breach of their duties.

Pursuant to Section 245 (1) of the German Transformation Act (*Umwandlungsgesetz*), the Selling Shareholder and the Participation Partnership, as shareholders who voted for the transformation of the Company into a German stock corporation, are deemed to be the founders of the Company.

MANAGEMENT BOARD (*VORSTAND*)

Pursuant to the Company's articles of association (*Satzung*), the management board must have at least two members. The supervisory board (*Aufsichtsrat*) determines the actual number of management board members. At present, the management board consists of four members.

In accordance with the current rules of procedure, the management board members are jointly responsible for the overall management of the Company. Each member manages one division, and is responsible for managing such division within the scope of resolutions adopted by the management board. To the extent that measures and transactions simultaneously affect one or more divisions, the relevant management board member coordinates his or her actions with the other relevant management board member(s). The entire management board addresses any matters that, pursuant to applicable law, the articles of association or the rules of procedure of the management board, require a resolution of the management board. In particular, such matters include those of material importance and consequence for the Company or its affiliates and those associated with extraordinary economic risk. Resolutions by the management board require a simple majority unless, according to applicable law or the articles of association, higher majorities are required. If the required majority is not obtained, the chairman of the management board has a casting vote.

Pursuant to the articles of association, the supervisory board may appoint one management board member as chairman. The current rules of procedure provide that the chairman of the management board is responsible for coordinating all divisions managed by the members of the management board. The chairman must direct the leadership of all divisions uniformly toward the objectives determined by the resolutions of the management board. The chairman may request information from the members of the management board at any time, and may specify that the chairman must be informed in advance with regard to certain types of transactions. The chairman of the management board represents the Company in public, particularly in dealings with authorities, trade associations, economic organizations and the media. The Chairman may delegate such tasks with regard to certain matters, or in special cases, to another member of the management board. The chairman of the management board represents the management board vis-à-vis the supervisory board and its members, and ensures that the chairman of the supervisory board is regularly informed about all business matters and the situation of the Company. The chairman of the management board must promptly report important matters and business items that may significantly impact the situation of the Company to the chairman of the supervisory board. If the chairman of the management board is prevented from such reporting, an appointed deputy chairman, or alternatively the management board member oldest in age, shall assume the rights and duties of the chairman of the management board (except for the right to a casting vote if a majority is not reached with regard to decisions taken by the management board).

The supervisory board appoints each member of the management board for a maximum term of five years. Re-appointment or extension of a term (in each case for a maximum of five years) is permitted. Pursuant to the rules of procedure of the supervisory board, the age limit for members of the management board is 65. The supervisory board may revoke the appointment of a management board member prior to the expiration of his term for good cause, such as a gross violation of his fiduciary duties, or if the shareholders' meeting passes a vote of no confidence with regard to the relevant management board member.

The supervisory board has issued rules of procedure for the management board effective May 2, 2005.

The Company is represented by two members of the management board or one member of the management board acting jointly with an authorized representative (*Prokurist*).

At present, the following persons are members of the management board:

Udo Stark (Chairman of the management board) (age: 57): Having studied business in Tübingen und Saarbrücken graduating as a *Diplom-Kaufmann*, Stark began working in 1970 at the Röchlingschen Eisen- und Stahlwerke. From 1971 to 1973, he studied at the Harvard Business School in Boston graduating with an MBA. Thereafter, Stark worked for the Dutch Akzo-Nobel-Group until 1991, his last position being chairman of the management board of Enka AG/bv with global responsibility for the chemical fiber and plastics business. Subsequently, Stark was chairman of the management board of AGIV AG in Frankfurt am Main from 1991 to 2000. In 2001, Stark was appointed chairman of the shareholders' committee at Messer

Griesheim GmbH. From 2003 to 2004, he was chairman of the management board at MG Technologies AG. Since January 1, 2005, Stark has been chairman of the management board of MTU Aero Engines GmbH, and following the Company's transformation into a German stock corporation, Stark became chairman of the management board of the Company.

Reiner Winkler (Member of the management board) (age: 43): After graduating from business school in Marburg with the degree of *Diplom-Kaufmann*, Winkler began his career in 1985 working in the Central Division Business/Organization (*Zentralbereich Betriebswirtschaft/Organization*) of Siemens AG in Munich. In 1988, Winkler joined the Group Planning and Controlling Division of Daimler-Benz AG (later renamed DaimlerChrysler AG). In 1993, Winkler began employment at TEMIC Telefunken Microelectronic GmbH, a subsidiary of DaimlerChrysler AG, where he held several positions in the Finance and Controlling Division, until he was promoted in 1998 to managing director Finance/Controlling. In 2001, Winkler became a managing director of MTU Aero Engines GmbH, with responsibility for Finance/ Controlling. Following the Company's transformation into a German stock corporation, Winkler was appointed to the management board, with responsibility for Finance / Human Resources and IT (CFO).

Dr. Michael Süß (Member of the management board) (age: 41): Dr. Süß studied mechanical engineering, specializing in manufacturing technology and production engineering at the Technical University in Munich and began his professional career at BMW in 1986. In 1994, he obtained his doctorate in macroeconomy (*Dr. rer. pol.*) at the *Institut für Arbeitswissenschaften* at the University of Kassel, and in 1995 he joined IDRA AG in Brescia, Italy as technical managing director. In late 1995, he assumed responsibility for the division Management of Operations Planning at Porsche AG, and afterwards became head of the department of Chip Removal and Mechanical Manufacture in Motor Construction (*Zerspanung und mechanische Fertigung im Motorenbau*), and subsequently led the "Costcenter Aggregate." From 1999 to 2001, Dr. Süß was a member of the management board of Mössner AG, and following the takeover of Mössner AG by the Georg-Fischer Group, he led the integration of Mössner AG into the Georg-Fischer Group as chairman of the management board. Beginning on October 1, 2001, Dr. Süß was appointed managing director of the Company. Following the Company's transformation into a German stock corporation, Dr. Süß was appointed to the management board in May 2005, with responsibility for Technology (COO).

Bernd Kessler (Member of the management board) (age: 47): Kessler studied mechanical engineering, specializing in manufacturing technology and production engineering at the *Fachhochschule* Konstanz and graduated as *Diplom-Ingenieur*. Between 1990 and 1993, he attended City University Bellevue (U.S.A.) and graduating with an MBA, and in 1996 he participated in an executive training program at Harvard Business School in Boston. In 1984, Kessler began his professional career at AlliedSignal Aerospace GmbH in Raunheim. In 1994, he transferred to AlliedSignal Aerospace Services and became managing director of its subsidiary Components North America in Anniston, Alabama (U.S.A.). In 1996, Kessler assumed the position of managing director of Aftermarket Europe (AlliedSignal Aerospace Services) in Europe. Beginning in 1999, Kessler was vice president & general manager at Honeywell Aerospace, Phoenix, Arizona (U.S.A.), where he was responsible for the global business unit Honeywell After Market Service. Kessler has been a member of the management board of the company since August 1, 2004, and following the Company's transformation into a German stock corporation, was appointed to the management board in May of 2005. Kessler is responsible for Commercial MRO.

Members of the management board may be reached at the Company's business address.

In fiscal 2004, the total remuneration for all managing directors (*Geschäftsführer*) of the Company amounted to €3,728,000 (including remuneration paid by Group companies). Pension provisions in the amount of €921,000 have been made. Going forward, the remuneration of the management board members will be determined based on a compensation system that, in addition to the base compensation, provides for annual variable compensation of 0% to 100% of the base compensation. The variable compensation will depend on the attainment of certain earnings figures.

No judgments or criminal sanctions relating to any violations of any domestic or international criminal or securities law provisions have been imposed on the members of our management board over the preceding five-year period.

At present, the members of our management board and Dr. Klaus Steffens as member of our supervisory board indirectly hold a total of approximately 6.42% of the shares of the Company and therefore an aggregate of 2,568,000 shares of the Company (before the capital increase in connection with the Offering). For further information on the Management Equity Participation Program, see "General Information on the Company—Management Equity Participation Program."

As part of the Offering, members of our management board have been granted the opportunity to purchase, on a preferential basis, shares at the Offer Price and at discounts to the Offer Price (see "The Offering—Preferential Allotment").

At present, the Company has neither granted any loans to members of the management board, nor has it assumed any guarantees for them. During the current and previous fiscal years, no member of our management board has been involved in any transaction of the Company outside the ordinary course of business or in any other transaction of the Company of unusual type or nature or in any unusual ongoing transaction from prior fiscal years.

SUPERVISORY BOARD (*AUFSICHTSRAT*)

Pursuant to the Company's articles of association (*Satzung*) and Sections 95 and 96 of the German Stock Corporation Act (*Aktiengesetz*) in conjunction with Section 5(1) of the German Co-Determination Act of 1976 (*Mitbestimmungsgesetz*), the supervisory board is composed of twelve members, six of whom are appointed by the shareholders at the shareholders' meeting in accordance with the relevant provisions of the German Stock Corporation Act, and six of whom are elected by the employees in accordance with the provisions of the German Co-Determination Act of 1976.

Pursuant to the Company's articles of association, no more than two former members of the Company's management board may be members of the supervisory board. To the extent that the shareholders' meeting does not provide for a shorter term, supervisory board members and, if applicable, their substitute members, are, pursuant to the Company's articles of association and Section 102 of the German Stock Corporation Act, elected for a term expiring on the shareholders' meeting that formally ratifies the actions of the supervisory board members for the fourth fiscal year following the commencement of the relevant member's term of office. The fiscal year in which the term commences is not included in calculating such period.

A successor to any supervisory board member departing prior to the expiration of his or her term is elected for the remainder of the term of the departing supervisory board member, provided the shareholders' meeting does not stipulate a different term for such successor. A substitute member may be appointed at the same time as the appointment of a supervisory board member. Such substitute member will join the supervisory board upon the premature departure of the relevant supervisory board member, provided no successor is appointed for the departing member. The substitute member's supervisory board membership expires as soon as a successor for the departed supervisory board member has been appointed, but no later than upon expiration of the departing member's initial term.

Pursuant to the Company's articles of association, any member or substitute member of the supervisory board may resign for any reason by serving written notice to the chairman of the supervisory board or of the management board. Such notice will become effective at the end of the calendar month following such notice. The chairman of the supervisory board (or the deputy chairman, in the case of the chairman's resignation) may elect to shorten this period or eliminate the period altogether. Pursuant to the Company's articles of association, the term of a supervisory board member will expire in any event at the end of the shareholders' meeting following the supervisory board member's 70th birthday.

Pursuant to the provisions of Sections 27(1) and (2) of the German Co-determination Act, the supervisory board elects a chairman and a deputy chairman. Unless a shorter term of office was stipulated at election, the term of appointment of the chairman and the deputy chairman will correspond to their supervisory board membership. The election is to be held following the shareholders' meeting resolving on the appointment of the supervisory board members; no special invitation is required for such meeting of the supervisory board. Should the chairman or the deputy chairman leave office prematurely, the supervisory

board must, without undue delay, elect a new chairman or deputy chairman for the departing chairman's or deputy chairman's remaining term of office.

The chairman of the supervisory board (or if the chairman is unable, the deputy chairman) is responsible for calling and chairing supervisory board meetings. The supervisory board has the required quorum if, following due and proper notice to all members, at least half of its members participate in adopting the relevant resolutions. Members that abstain from voting are also deemed to be participating in the adoption of resolutions.

Unless a different majority is prescribed by law, the supervisory board adopts resolutions by a simple majority of votes cast. The foregoing also applies to elections. In the absence of a majority, the chairman of the supervisory board shall have a casting vote. The deputy chairman of the supervisory board may not exercise such casting vote.

Pursuant to a resolution dated May 2, 2005, the supervisory board of the Company issued internal rules of procedure.

In addition to the mandatory mediation committee and to the extent permitted by law, the supervisory board may form additional committees to which the supervisory board may delegate its decision-making powers. At present, the supervisory board has three committees: the mediation committee, as required by Section 27(3) of the German Co-determination Act, a personnel committee and an audit committee. The mediation committee exercises the duties set forth in Section 31(3) of the German Co-determination Act. In the event that management board members cannot be appointed with the required two-thirds majority, a resolution of the supervisory board may be passed by simple majority upon the mediation committee's proposal. The personnel committee prepares, among other things, the supervisory board's decisions with respect to members of management, in particular the appointment and dismissal of management board members and the appointment of the management board chairman. In addition, it adopts resolutions for the supervisory board relating to the execution, modification and termination of management board members' service and pension agreements, as well as the management board members' remuneration. The audit committee prepares, among other things, the supervisory board's decisions concerning the adoption of the annual financial statements and the approval of the consolidated financial statements. The audit committee also prepares the terms of engagement of the statutory auditors (in particular, the audit agreement, the focus of the audit, and the fee arrangements). It also takes measures to ensure and monitor the independence of the auditors. The audit committee also assists the supervisory board in overseeing management and deals specifically with risk management issues.

The names and functions of the current members of the supervisory board of the Company are as follows:

Name	Function	Additional supervisory board mandates and/or mandates on comparable supervisory entities of foreign or domestic commercial companies
Johannes P. Huth	Managing Director of Kohlberg Kravis Roberts & Co. Ltd.	A.T.U. Auto-Teile-Unger Holding GmbH Demag Cranes & Components GmbH Demag Holding S.à r.l. Deutsche Umwelt Investment AG Duales System Deutschland AG Mannesmann Plastics Machinery GmbH MTU Aero Engines GmbH (Chairman of the Supervisory Board) Wincor Nixdorf AG (Chairman of the Supervisory Board) Zumtobel AG
Reinhard Gorenflos . . .	Managing Director of Kohlberg Kravis Roberts & Co. Ltd.	Demag Cranes & Components GmbH Demag Holding S.à r.l. Duales System Deutschland AG Mannesmann Plastics Machinery GmbH MTU Aero Engines GmbH Zumtobel AG
Oliver Haarmann	Fund Manager, Kohlberg Kravis Roberts & Co. Ltd.	A.T.U. Auto-Teile-Unger Holding GmbH, Duales System Deutschland AG Mannesmann Plastics Machinery GmbH MTU Aero Engines GmbH
Prof. Dr. Walter Kröll .	President of Helmholtz-Gemeinschaft Deutscher Forschungszentren e.V.	Wincor Nixdorf AG Siemens AG MTU Aero Engines GmbH
Prof. Dr. Sigmar Wittig .	Chairman of the management board of DLR Deutsches Zentrum für Luft- und Raumfahrt	MTU Aero Engines GmbH
Dr. Klaus Steffens	Engineer (Diplom-Ingenieur)	MTU Aero Engines GmbH
Günter Sroka	Chairman of the group workers' council of MTU Aero Engines GmbH	MTU Aero Engines GmbH
Josef Hillreiner	Deputy chairman of the workers' council of MTU Aero Engines GmbH	MTU Aero Engines GmbH
Babette Haas	Head of the business administration division, IG Metall management board	EDAG Engineering & Design AG MTU Aero Engines GmbH Harmann Becker Automotive Systems GmbH
Josef Mailer	Optional (freigestellt) member of the workers' council of MTU Aero Engines GmbH	MTU Aero Engines GmbH
Michael Keller	Senior Vice President Rotor/Stator/ Production Service Representative of Management	MTU Aero Engines GmbH
Harald Flassbeck	Senior Agent (Erster Bevollmächtigter) of the IG Metall administrative center (Verwaltungsstelle) München	EADS Deutschland GmbH MTU Aero Engines GmbH MAN Nutzfahrzeuge AG

At the time the Company was transformed into a German stock corporation (*Aktiengesellschaft*), the members of the supervisory board were already members of the supervisory board of the Company (in its prior form of a company with limited liability (*Gesellschaft mit beschränkter Haftung—GmbH*)), and, in accordance with Section 203 sent. 1 of the German Transformation Act (*Umwandlungsgesetz*), retained their membership following the transformation of the Company into a stock corporation. The right under Section 203 sent. 2 of the German Transformation Act to terminate office prematurely was waived. Both the shareholder representatives and the employee representatives on the supervisory board are appointed for a

term expiring at the conclusion of the shareholders' meeting that formally ratifies their respective actions for the fiscal year 2008.

The members of the supervisory board can be reached at the Company's business address.

The members of the supervisory board receive a fixed annual remuneration of €30,000. The chairman receives three times this amount, and the deputy chairman 1.5 times this amount. Each member of the supervisory board who serves on a committee receives an additional €5,000 annually, and an additional €10,000 if such member is chairman of the committee. This does not apply to members that serve on the committee formed for the purpose of fulfilling the task designated in Section 31(3) of the German Co-Determination Act. Service on this committee does not entitle the member to additional remuneration. Members of the supervisory board who have been members of the supervisory board or have served as chairman or deputy chairman for only part of a fiscal year receive pro rata remuneration for each relevant month. In addition to their annual remuneration, members of the supervisory board are entitled to an attendance fee of €3,000 for each supervisory board and committee meeting attended, but not more than €3,000 per day. The Company reimburses supervisory board members for necessary out-of-pocket expenses evidenced by receipts. If the members of the supervisory board are entitled to invoice VAT separately and exercise this right, the Company reimburses the relevant VAT amount. The Company grants the members of the supervisory board appropriate insurance coverage. In particular, the Company purchases directors and officers insurance.

At present, the members of the supervisory board do not hold any shares of the Company. Johannes P. Huth, Reinhard Gorenflos and Oliver Haarmann, however, hold an indirect interest in the Selling Shareholder. Furthermore, the supervisory board member Dr. Klaus Steffens holds an interest in the MEP. In conjunction with the Offering, we have offered the members of the supervisory board a preferential allotment of shares at the Offer Price (see "The Offering—Preferential Allotment"). The Company has neither granted any loans to supervisory board members nor underwritten any guarantees for any supervisory board members. During the current and prior fiscal years, the members of our supervisory board were not and are currently not involved in any transactions of the Company outside the ordinary course of business or in any other transactions of the Company of an unusual type or nature or in any unusual ongoing transactions from prior fiscal years.

SHAREHOLDERS' MEETING

The shareholders' meeting is held at the Company's registered office or in a city within the Federal Republic of Germany having more than 100,000 residents or within 50 kilometers of the Company's registered office.

Each no par value share carries one vote at the shareholders' meeting. According to the laws governing stock corporations in Germany, in addition to a majority of votes cast, resolutions of fundamental importance also require a majority of no less than three quarters of the registered share capital represented at the meeting convened to pass such resolution. Resolutions of fundamental importance include:

- capital increases which exclude subscription rights;
- capital decreases;
- the creation of authorized or contingent capital;
- the sale, spin-off, or transfer of the Company's entire assets;
- the execution of inter-company agreements (in particular, controlling and profit and loss transfer agreements);
- any change of the legal form of the Company; and
- the dissolution of the Company.

To the extent that the Selling Shareholder (depending on attendance levels at the shareholders' meetings) holds a *de facto* majority of three-fourths at the shareholders' meeting, it may pass a resolution concerning capital measures by virtue of its shareholding. See "Risk Factors—Risks Related to the Offering—The interests of our principal shareholders may be inconsistent with your interests."

The shareholders' meeting may be called by the management board (*Vorstand*), the supervisory board (*Aufsichtsrat*) or by shareholders holding an aggregate of 5% of the registered share capital. The supervisory board must call a shareholders' meeting if the interests of the Company so require. The annual shareholders' meeting is held within the first eight months of each fiscal year. Pursuant to the Company's articles of association (*Satzung*), those shareholders whose shares are registered in the stock register of the Company and who have registered their shares with the Company no later than 7 days prior to the shareholders' meeting, may attend a shareholders' meeting and exercise their voting rights.

Neither German law nor the Company's articles of association restrict the right of foreign shareholders or shareholders who are not domiciled in Germany to hold shares or to exercise the attached voting rights.

CORPORATE GOVERNANCE

The Company intends to substantially follow the recommendations included in the German Corporate Governance Codex, as amended on May 21, 2003, and will, during the current fiscal year, provide and maintain a permanently accessible statement pursuant to Section 161 of the German Stock Corporation Act (*Aktiengesetz*).

RELATIONSHIP TO THE SELLING SHAREHOLDER

Prior to commencement of the Offering, the Company's majority shareholder was Blade Lux Holding Two S.à r.l., which held a total of approximately 91.86% of the Company's shares (36,742,080 no par value shares). The Participation Partnership held the remaining 8.14% (3,257,920 no par value shares).

Blade Lux Holding Two S.à r.l. is wholly owned by Blade Lux Holding One S.à r.l., a Luxembourg company with limited liability incorporated under the laws of Luxembourg. The shareholders of Blade Lux Holding One S.à r.l. are KKR European Fund, Limited Partnership (75%), KKR Millenium Fund (Overseas), Limited Partnership (24.04%), and KKR Partners (International), Limited Partnership (0.96%).

Assuming all of the shares offered in the Offering (15,000,000 New Shares and 16,000,000 Existing Shares) are placed and the Greenshoe Option (up to 4,650,000 Greenshoe Shares) is exercised in full, Blade Lux Holding Two S.à r.l. will hold approximately 29.3% (16,092,080 no par value shares) of our share capital following the Offering.

Blade Lux Holding Two S.à r.l. may exert a controlling influence on the Company. So long as Blade Lux Holding Two S.à r.l. exerts a controlling influence on the Company, the Company's management board is required (as are all German stock corporations (*Aktiengesellschaften*) with a single controlling shareholder) to prepare an annual "dependent company report" (*Abhängigkeitsbericht*) on the Company's relationship with Blade Lux Holding Two S.à r.l. and it affiliates. This dependent company report, which is designed to protect the Company's creditors and outside shareholders, must include a statement as to whether the Company has received appropriate consideration for any transactions with Blade Lux Holding Two S.à r.l. and its affiliates, and that it was not impaired by any acts or omissions. The dependent company report must be reviewed and its accuracy confirmed by the Company's auditors. The supervisory board must also review the dependent company report and present the results of its review to the shareholders' meeting; this presentation must also include comments on the auditor's review and confirmation.

For further information on transactions with Blade Lux Holding Two S.à r.l. and its affiliates, see "Business Transactions and Legal Relationships with Related Parties" and "Risk factors—Risks Related to the Offering—The interests of our principal shareholders may be inconsistent with your interests."

Business Transactions and Legal Relationships with Related Parties

The following material legal relationships exist or existed between the Company and its related parties:

In the past, MTU Aero Engines has retained the consulting services of Kohlberg Kravis Roberts & Co. and affiliated companies on the basis of a consulting agreement concluded on April 6, 2004. These consulting services relate, in particular, to financing, potential acquisitions, questions relating to strategic matters and the implementation of capital measures. In the fiscal year 2004, the Company paid a total of €1 million to Kohlberg Kravis Roberts & Co. and affiliated companies as compensation for their services. In addition, pursuant to the consulting agreement, we agreed to compensate Kohlberg Kravis Roberts & Co. and their affiliated companies for all expenses incurred in connection with their services provided and to indemnify them against all liabilities and obligations arising in connection with consulting services provided to us. The consulting agreement was terminated as of June 5, 2005. The Company expects that compensation for services provided so far during the current fiscal year will amount to approximately € 0.5 million. In addition, KKR received a one-time payment (as is common in such transactions) upon the (indirect) acquisition by the Company of the legal predecessor of MTU Aero Engines GmbH.

On December 17, 2003, Blade Lux Holding Two S.à r.l. granted the Company a shareholder loan of €69.0 million. In 2004, the Company repaid approximately €1.4 million of this loan. On March 25, 2005, the loan was increased by approximately €1.6 million, and as of March 31, 2005 the amount of the loan was approximately €71.7 million. The interest rate of the loan is 3% per annum. The loan matures on the later of either (i) December 31, 2007; (ii) the day following the day on which the Vendor Loan has been fully repaid (see "The Offering—Use of Proceeds); or (iii) the day following the day of an acquisition of the outstanding loan amount by a Group company. Immediately following receipt of the proceeds of the Capital Increase, the Company intends to repay the shareholder loan, including accrued interest to Blade Lux Holding Two S.à r.l., which is permissible, pursuant to the underlying loan agreement, without incurrence of a prepayment penalty.

Until the end of 2003, we were a part of the DaimlerChrysler Group of companies. See "General Information on the Company—Company History." During this time, a regular exchange of services occurred between us and other DaimlerChrysler Group companies. In particular, in 2002 and 2003, the legal predecessor of MTU Aero Engines GmbH paid a fee for group services of €5 million to a DaimlerChrysler Group company. In addition, the legal predecessor of MTU Aero Engines GmbH paid €541 million in the fiscal year 2002, and €281 million in the fiscal year 2003, as compensation for services and as dividends and other profit distributions to DaimlerChrysler Group companies. In 2003, the legal predecessor of MTU Aero Engines GmbH received €229 million as consideration for shares transferred to a DaimlerChrysler Group company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Flow For the Years Ended December 31, 2004, 2003 and 2002—Cash Flow From Financing Activities". With the exception of the Vendor Loan described in "The Offering—Use of Proceeds", we do not currently maintain any significant legal relationships with any DaimlerChrysler Group company.

In addition, the Company has various other legal relationships with other companies within our Group. Certain members of the Company's management board (*Vorstand*) and supervisory board (*Aufsichtsrat*) are members of the management of these companies.

Such legal relationships include a loan agreement (the "Forex Loan Agreement") originally between the Company as borrower and an associated company of the Selling Shareholder as lender. The original amount of the loan pursuant to the Forex Loan Agreement was approximately €162 million, and represented the value of certain obligations of DaimlerChrysler (for information on the acquisition by the Company and its subsidiaries of the legal predecessor of MTU Aero Engines GmbH, see "General Information on the Company—Company History") to the legal predecessor of MTU Aero Engines GmbH arising from foreign exchange contracts, plus €1 million corresponding to the amount of registered share capital of the original lender under the Forex Loan Agreement (an affiliated company of the Selling Shareholder). At the time the Company and its subsidiaries acquired the legal predecessor of MTU Aero Engines GmbH, the obligations arising from these foreign exchange contracts were assumed by the original lender, who received

approximately €161 million from DaimlerChrysler as compensation. Pursuant to the Forex Loan Agreement, the funds from this compensation were loaned to MTU Aero Engines Zweite Holding GmbH, the former direct subsidiary of the Company, and were ultimately contributed to MTU Aero Engines GmbH. On March 25, 2005, the former lender paid its obligations to MTU Aero Engines GmbH arising from the foreign exchange contracts by assigning certain of its claims (approximately €74 million) under the Forex Loan Agreement from MTU Aero Engines Zweite Holding GmbH to MTU Aero Engines GmbH. The loan granted on the basis of the Forex Loan Agreement is separated into tranches that mature in conjunction with the obligations from the foreign exchange contracts. Upon registration with the commercial register (*Handelsregister*) on May 10, 2005, MTU Aero Engines Zweite Holding GmbH was merged into the Company, whereby the obligations to MTU Aero Engines GmbH under the Forex Loan Agreement were transferred to the Company.

In addition, another loan agreement in the amount of approximately €0.5 million exists between the Company as borrower and MTU Aero Engines GmbH as lender. This loan will mature on December 31, 2015 and bears interest at 4% per annum. The loan amount was used by an affiliate of the Selling Shareholder to finance costs arising in connection with the assumption of the foreign exchange obligations mentioned above and in connection with the Forex Loan Agreement. Originally, the loan agreement had been concluded between MTU Aero Engines Zweite Holding GmbH, the direct subsidiary of the Company, as borrower and MTU Aero Engines GmbH as lender. As a result of the merger of MTU Aero Engines Zweite Holding GmbH into the Company, as registered with the commercial register on May 10, 2005, the obligations under the loan agreement have been transferred to the Company.

The Company (as the controlling entity) and its direct subsidiary MTU Aero Engines Investment GmbH (as the controlled entity) have entered into a profit and loss transfer agreement whereby MTU Aero Engines Investment GmbH is obligated to transfer profits to the Company and whereby the Company is obligated to assume the losses incurred by MTU Aero Engines Investment GmbH. This profit and loss transfer agreement was concluded on November 15, 2004 by MTU Aero Engines Dritte Holding GmbH, the former indirect subsidiary of the Company, and MTU Aero Engines Investment GmbH, and registered with the commercial register of MTU Aero Engines Investment GmbH on November 18, 2004. Upon registration with the commercial register on May 10, 2005, MTU Aero Engines Dritte Holding GmbH was merged into MTU Aero Engines Zweite Holding GmbH, whereby MTU Aero Engines Zweite Holding GmbH assumed the profit and loss transfer agreement. Subsequently, upon registration with the commercial register on May 10, 2005, MTU Aero Engines Zweite Holding GmbH was merged into the Company, whereby the Company assumed the profit and loss transfer agreement. In connection with this profit and loss transfer agreement, an additional loan agreement in the amount of approximately €39.3 million exists between the Company as lender and MTU Aero Engines Investment GmbH as borrower. This loan will mature on December 31, 2015 and bears interest at 3% per annum. The loan agreement between MTU Aero Engines Dritte Holding GmbH and MTU Aero Engines Investment GmbH was concluded on February 14, 2005. The amount due under this loan corresponds to the amount due to MTU Aero Engines Dritte Holding GmbH by MTU Aero Engines Investment GmbH for a transfer of profits for fiscal year 2004, which was converted into the current claim. As a result of the mergers described above, the loan agreement was first transferred to MTU Aero Engines Zweite Holding GmbH and subsequently transferred to the Company.

Furthermore, MTU Aero Engines Investment GmbH (as the controlling company) and its direct subsidiary MTU Aero Engines GmbH (as the controlled company) have entered into a profit and loss transfer agreement whereby MTU Aero Engines GmbH is obligated to transfer profits to MTU Aero Engines Investment GmbH and whereby MTU Aero Engines Investment GmbH is obligated to assume losses incurred by MTU Aero Engines GmbH. This profit and loss transfer agreement was concluded on November 15, 2004 and was registered with the commercial register of MTU Aero Engines GmbH on November 18, 2004. In connection with this profit and loss transfer agreement, an additional loan agreement, dated February 14, 2005, in the amount of approximately €41.1 million exists between MTU Aero Engines Investment GmbH as lender and MTU Aero Engines GmbH as borrower. This loan will mature on December 31, 2015 and bears interest at 3% per annum. The amount due under the loan corresponds to the amount due to the former MTU Aero Engines Investment GmbH by MTU Aero Engines GmbH for the transfer of profits for fiscal year 2004, which was converted into the current claim.

The legal relationships of the Company with the members of the management board are described in "Management—Management Board (*Vorstand*)."

Taxation in the Federal Republic of Germany

The following section contains a short summary of certain material German tax principles that are or may become relevant with respect to the acquisition, holding, or transfer of shares. This summary does not purport to be a comprehensive or complete description of all German tax considerations that may be relevant to shareholders. The summary is based upon domestic German tax law in effect as of the date of this Offering Circular and upon the double taxation treaties currently in force between Germany and other countries. It should be noted that the laws or treaties may change, and that such changes may also have retroactive effect.

Prospective purchasers of the shares offered hereby are advised to consult their tax advisors as to the tax consequences of the acquisition, holding, and transfer of shares, and as to the procedures that must be followed to receive a refund of German withholding tax (*Kapitalertragsteuer*). The specific tax situation of each shareholder can only be adequately addressed by individual tax advice.

TAXATION OF THE COMPANY

Profits earned by German corporations are generally subject to a uniform corporate income tax at the rate of 25%, plus a solidarity surcharge (*Solidaritätszuschlag*) of 5.5% thereon (resulting in a total tax liability of about 26.4%), whether profits are distributed or retained.

Ninety-five percent of dividends or other profit shares received by the Company from domestic or foreign corporations are generally exempt from corporate income tax. The remaining 5% of such income are considered non-deductible business expenses and, as such, are subject to corporate income tax (including the solidarity surcharge). The same applies to profits generated by the Company from the sale of shares in another domestic or foreign corporation.

In addition, German corporations are subject to trade tax with respect to income from permanent establishments in Germany. The effective trade tax rate depends upon the local municipalities in which the Company maintains permanent business establishments. Trade tax generally amounts to approximately 15% to 25% of the trade tax base, depending upon the local tax rate of the municipality. Trade tax qualifies as a deductible business expense for purposes of calculating the corporate income tax base and trade tax base.

Profit shares received from domestic or foreign corporations and capital gains from the sale of shares in other corporations generally are afforded the same treatment for trade tax purposes as for income tax purposes. However, 95% of profit shares are tax-exempt only if the Company has held at least 10% of the registered share capital of the distributing corporation at the beginning of the relevant tax assessment period. In all other circumstances, profit shares are fully taxable for trade tax purposes. Additional limitations apply to profit shares received from foreign corporations.

Since January 1, 2004, tax losses carried forward for corporate and trade tax purposes, to the extent these exceed €1 million, may only be set off against taxable income up to 60%. Unused tax loss carry forwards may be carried forward indefinitely and, subject to the 60% limitation referred to in the preceding sentence, neutralize future taxable income.

TAXATION OF SHAREHOLDERS

Shareholders are taxed in connection with the holding of shares (taxation of dividends), the sale of shares (taxation of capital gains), and the gratuitous transfer of shares (estate and gift tax).

TAXATION OF DIVIDENDS

Dividend withholding tax

Generally, the Company must withhold on dividends distributed by the Company, a withholding tax (*Kapitalertragsteuer*) in the amount of 20%, plus a solidarity surcharge of 5.5% on the amount of the

withholding tax (a total of 21.1%) for the account of its shareholders. The withholding tax base is the amount of dividends approved for distribution by the Company's shareholders' meeting.

Generally, withholding tax is withheld irrespective of whether and, if so, to what extent dividends are tax-exempt at the level of the shareholder and irrespective of whether the shareholder resides inside or outside of Germany.

Where dividends are distributed to a company domiciled in a member state of the European Union within the meaning of Art. 2 of the so-called Parent-Subsidiary Directive (EC Directive 90/435/EEC of the Council dated July 23, 1990), withholding tax may be waived entirely upon application to the competent tax authorities, provided that additional requirements are met.

The withholding tax rate for distributions to non-resident shareholders is reduced in accordance with the applicable double taxation treaty, provided that Germany and the shareholder's country of residence have entered into a double taxation treaty and that the shareholder's shares are not held as assets of a permanent German business establishment or fixed base in Germany or as business assets for which a permanent representative in Germany has been appointed. The withholding tax is generally reduced by refunding to non-resident shareholders, upon application to the German Federal Office of Finance (*Bundesamt für Finanzen*, Friedhofstrasse 1, 53225 Bonn), the difference between the total amount withheld, including the solidarity surcharge, and the amount of withholding tax actually owed under the applicable double taxation treaty (generally 15%). Refund forms may be obtained from the *Bundesamt für Finanzen* (www.bff-online.de) or any German embassy or consulate.

Resident shareholders

If a shareholder (natural person or corporation) is a tax resident of Germany (i.e., persons or entities whose residence, habitual abode, registered domicile, or place of effective management and control is located in Germany), withholding tax (including the solidarity surcharge) withheld and paid to the German tax authorities by the Company will be credited against the shareholder's personal income or corporate income tax liability or, if the withholding tax exceeds the amount of the shareholder's personal income or corporate income tax burden, is refunded to the shareholder in the amount of overpayment.

If a natural person who is a tax resident of Germany holds shares as non-business (private) assets, 50% of all dividends are included in taxable investment income (according to the so-called "half-income method"). Taxable dividends are subject to a progressive income tax rate (up to 42% beginning in the year 2005), plus a 5.5% solidarity surcharge thereon (assuming that the maximum tax rate of 42% applies, the combined maximum tax rate would be approximately 44.3%). Only one half of the expenses related to such dividends are tax-deductible. Certain of the Company's distributions, which are deemed repayment of capital from a tax standpoint, are not subject to dividend tax at the shareholder level, but may be taxable as capital gains. This could, for example, apply to future distributions of capital reserves by the Company.

Natural persons who hold shares as non-business (private) assets are entitled to an allowance for investment income ("*Sparerfreibetrag*") in the amount of €1,370.00 or €2,740.00 (married couples assessed jointly) per calendar year. In addition, such persons are entitled to a lump-sum deduction in the amount of €51.00 or €102.00 (married couples assessed jointly) for income-producing expenses ("*Werbungskostenpauschale*"), unless proof of higher income-producing expenses is furnished. Fifty percent of the shareholder's dividends and other investment income are subject to taxation only if and to the extent they exceed the savers' allowance after deduction of income-producing expenses (in the case of dividends, only a 50% deduction applies) or the lump-sum deduction for income-producing expenses.

If the shares are held as business assets, taxation depends upon whether the shareholder is a corporation, sole proprietor, or partnership (co-entrepreneurship).

(i) Subject to certain exceptions for companies in the finance and insurance sector, generally 95% of dividends received by resident corporations are exempt from corporate income tax and the solidarity surcharge; the remaining 5% of dividends are considered non-deductible business expenses and as such are subject to corporate income tax (including the solidarity surcharge). Moreover, actual business expenses directly related to the dividends are deductible. No minimum shareholding threshold or minimum holding period applies. However, the full amount of any dividends remaining after deduction

of business expenses related to the dividends is subject to trade tax, unless the corporation held at least 10% of the Company's registered share capital as of the beginning of the relevant tax assessment period. In this case, 5% of dividends are subject to trade tax.

(ii) If the shares are held as business assets of a sole proprietor, 50% of dividends are considered income for purposes of calculating the shareholder's corporate income tax burden. Only 50% of business expenses related to the dividends are tax-deductible. If the shares are held as assets of a permanent business establishment maintained in Germany by a trade or business, dividends furthermore are subject to the full trade tax, unless the taxpayer held at least 10% of the Company's registered share capital as of the beginning of the relevant tax assessment period. Trade tax is generally credited against the shareholder's personal income tax burden in accordance with a standard tax credit method.

(iii) If the shareholder is a partnership, personal income tax or corporate income tax will be assessed only at the level of each partner. Taxation of each partner depends upon whether the partner is a corporation or natural person: if the partner is a corporation, 95% of dividends will generally be tax-exempt (see subsection (i) above). If the partner is a natural person, 50% of dividends will be subject to personal income tax, including the solidarity surcharge (see subsection (ii) above). If the partner is a corporation, the total amount of the dividends is subject to trade tax at the level of the partnership. If the partnership has held at least 10% of the registered share capital of the distributing corporation at the beginning of the relevant tax assessment period, only 5% of the dividends are subject to trade tax at the level of the partnership to the extent the partners are corporations. As far as natural persons are partners dividends are tax exempt for trade tax purposes. Furthermore, trade tax due at the level of the partnership is generally credited against the partner's personal income tax burden in accordance with a standard tax credit method.

Non-resident shareholders

If a shareholder (natural person or corporation) who is subject to non-resident taxation in Germany holds shares as business assets of a permanent German business establishment or fixed base in Germany or as business assets for which a permanent representative in Germany has been appointed, withholding tax (including the solidarity surcharge) paid by the Company will be credited against the shareholder's personal income or corporate income tax burden or, if the withholding tax exceeds the amount of the shareholder's personal income or corporate income tax burden, will be refunded to the shareholder in the amount of overpayment. In all other cases, the withholding of withholding tax discharges any tax liability of the shareholder in Germany. Unless a double taxation treaty applies, such as the double taxation treaty the Federal Republic of Germany and the United States of America, or dividends are distributed to a company residing in a member state of the European Union within the meaning of Art. 2 of the so-called "Parent-Subsidiary Directive" (EC Directive 90/435/EEC of the Council dated July 23, 1990), (partial) tax refunds are generally not available.

If the shares are held by a natural person as business assets of a permanent German business establishment or fixed base in Germany or as business assets for which a permanent representative in Germany has been appointed, 50% of dividends received by the shareholder are subject to German income tax, including the solidarity surcharge. If the shares are held as assets of a permanent business establishment maintained by a trade or business in Germany, dividends are also subject to trade tax in the full amount after deduction of any business expenses related to the dividends, unless the taxpayer held at least 10% of the Company's registered share capital at the beginning of the relevant tax assessment period. Trade tax paid is generally credited against the shareholder's personal income tax burden in the form of a standard tax credit.

Subject to certain exceptions for companies in the finance and insurance sector, generally 95% of dividends received by foreign corporations subject to non-resident taxation in Germany are exempt from corporate income tax and the solidarity surcharge; the remaining 5% of dividends are considered non-deductible business expenses and, as such, are subject to corporate income tax (including the solidarity surcharge). If the shares are held as assets of a permanent business establishment in Germany, dividends are also subject to trade tax after deduction of any business expenses related to the dividends, unless the taxpayer held at least 10% of the Company's registered share capital as of the beginning of the relevant tax assessment period.

TAXATION OF CAPITAL GAINS

Resident shareholders

Capital gains from the disposal of shares held as non-business assets by a natural person who is a tax resident of Germany are generally subject to income tax pursuant to the applicable individual income tax rate, plus 5.5% solidarity surcharge thereon, if the disposal occurs within one year of the date of acquisition. On the basis that shares are collectively deposited at a depository according to sec. 5 of the German Securities Deposit Act (*Depotgesetz*), it is legally assumed that shares acquired first are sold first. Generally, the tax base is 50% of the capital gains. Losses from the disposal of shares may be set-off only against capital losses from private transactions in the same calendar year or, absent such profits, by profits from capital losses from private transactions in the previous year or subsequent years, provided that certain requirements are met.

If the shares are held as non-business assets of a natural person who is a tax resident of Germany, 50% of capital gains from the disposal of shares will be subject to taxation pursuant to the applicable individual income tax rate, plus a solidarity surcharge in the amount of 5.5% thereon, even after expiration of the one-year period described above, to the extent the natural person or, in the event of a gratuitous transfer, the natural person's legal predecessor or, in the event of several gratuitous transfers, any legal predecessor of the natural person has, at any point in time during the five years immediately preceding the transfer, held a direct or indirect interest in the Company of at least 1%. Generally, only 50% of losses from the disposal of shares and 50% of expenses related to such disposal may be claimed as tax deductions.

If the shares are held as business assets, taxation depends upon whether the shareholder is a corporation, sole proprietor, or partnership (co-entrepreneurship).

(i) Subject to certain exceptions for companies in the finance and insurance sector, 95% of capital gains realized by taxpayers subject to corporate income tax are, irrespective of the amount of the investment and of how long the sold shares were held, generally exempt from corporate income tax and the solidarity surcharge; the remaining 5% of capital gains are considered non-deductible business expenses and as such are subject to corporate income tax (including the solidarity surcharge) and trade tax. Actual business expenses arising in connection with the shares may be fully deducted from the tax basis, even if such expenses are linked to tax free income. Losses from the sale of the shares are disregarded for corporation tax purposes.

(ii) If the shares are held as business assets of a sole proprietor who is a resident of Germany for tax purposes, capital gains from the sale of shares will be subject to income tax, including the solidarity surcharge, and, if the shares are held as assets of a permanent business establishment maintained in Germany by a trade or business, are also subject to trade tax, irrespective of whether the shares are sold within one year of the date of acquisition and irrespective of whether the seller or, in the event of a gratuitous transfer, any of the seller's legal predecessors held an interest in the Company of at least 1%. The tax base is 50% of the capital gains from the sale of shares. Generally, only 50% of losses from the disposal of shares and 50% of expenses related to such disposal may be claimed as tax deductions where applicable. Generally, trade tax is credited against the shareholder's personal income tax burden in accordance with a standard tax credit method. Special provisions for companies in the finance and insurance sector are described below.

(iii) If the shareholder is a partnership, personal income tax or corporate income tax will be assessed only at the level of each partner. Taxation depends upon whether the partner is a corporation or natural person: if the partner is a corporation, 95% of capital gains will generally be tax-exempt (see subsection (i) above). If the partner is a natural person, 50% of capital gains are subject to income tax, plus the solidarity surcharge (see subsection (ii) above). If the shares are held as assets of a permanent establishment maintained in Germany by a trade or business of the partnership, 50% of the capital gains derived from the disposal of shares are also subject to trade tax at the level of the partnership, to the extent the partners are natural persons, whereas 5% of the capital gains are subject to trade tax at the level of the partnership, to the extent partners are corporations. If the partner is a natural person, trade tax due at the level of the partnership will generally be credited against the partner's personal income tax liability in accordance with a standard tax credit method.

Non-resident shareholders

If the shares are sold by a natural person who resides abroad and is subject to non-resident taxation in Germany, and if (i) such natural person holds the shares as business assets of a permanent German business establishment or fixed base in Germany or as business assets for which a permanent representative in Germany has been appointed, or (ii) such natural person or, in the event of a gratuitous transfer of the shares, his or her legal predecessor held, at any point in time during the five years immediately preceding the sale of the shares, a direct or indirect interest of at least 1% in the Company, 50% of capital gains will be subject to German income tax, plus a 5.5% solidarity surcharge, and, if the shares are held as assets of a permanent business establishment maintained in Germany by a trade or business, will also be subject to trade tax. However, except for (i) above, most double taxation treaties provide for full exemption from German taxation.

Subject to certain exceptions for companies in the finance and insurance sector, 95% of capital gains earned by foreign corporations subject to non-resident taxation in Germany are generally exempt from corporate income tax and the solidarity surcharge; the remaining 5% of capital gains are considered non-deductible business expenses and, as such, are subject to corporate income tax (including the solidarity surcharge thereon). Losses from the sale of shares or other reductions of profits related to the sold shares generally do not qualify as tax-deductible business expenses.

Special treatment of financial institutions, financial services providers, financial enterprises, life insurance companies, health insurance companies, and pension funds

If financial institutions or financial services providers hold or sell shares which are shown in the trading book ("*Handelsbuch*") pursuant to § 1 (12) of the German Banking Act, neither dividends nor capital gains are subject to the half-income method or the 95% exemption from corporate income tax and any applicable trade tax. The same applies to shares acquired by a financial enterprise within the meaning of the German Banking Act that has held the shares for the purpose of deriving gain from short-term proprietary trading. This also applies to financial institutions, financial services providers, and financial enterprises that are domiciled in a member state of the European Community or another country that is a signatory to the Treaty on the European Economic Area.

The 95% exemption from corporate income tax and any applicable trade tax does not apply to dividends from shares held as investments by life insurance companies or health insurance companies, and to capital gains from the sale of such shares. The same applies to pension funds.

Estate and Gift Tax

The transfer of shares to another person by gift or succession generally is a subject to estate or gift tax only if:

(i) the testator, donor, heir, beneficiary, or any other transferee maintains a residence or has his or her habitual abode in Germany at the time of the transfer, or is a German citizen who has spent no more than five consecutive years outside Germany without maintaining a residence in Germany, or

(ii) the shares are held by the decedent or donor as business assets for which a permanent business establishment is maintained in Germany or for which a permanent representative in Germany has been appointed,

(iii) the testator or donor, either individually or collectively with related parties, holds, directly or indirectly, at least 10% of the Company's registered share capital at the time of the inheritance or gift.

The few German estate tax treaties currently in force usually provide that German estate or gift tax may be assessed only in cases (i) and, with certain restrictions, (ii).

Special rules apply to certain German citizens who maintain neither a residence nor their habitual abode in Germany and to former German citizens.

Other Taxes

No German transfer tax, value-added tax, stamp duty, or similar taxes are levied on the purchase, sale or other transfer of shares. Under certain circumstances, business owners may, however, opt for the payment of value-added tax on transactions that are otherwise tax-exempt. No net wealth tax *(Vermögensteuer)* or trade tax on capital is currently levied in Germany.

Underwriting

The Offering comprises 15,000,000 New Shares to be issued by the Company resulting from a capital increase which was approved by an extraordinary General Meeting of the Company's shareholders on May 30, 2005, as well as 16,000,000 Existing Shares offered by the Selling Shareholder (up to 20,650,000 Existing Shares if the Greenshoe Option is fully exercised). The Offering includes a public offer of the shares in the Federal Republic of Germany. In the United States, the Existing Shares are being offered and sold to qualified institutional buyers in reliance on Rule 144A under the Securities Act (other than sales to a limited partnership formed by KKR for the benefit of its executives and employees and those of certain affiliated companies and persons, which are being made pursuant to a separate private placement exemption under the Securities Act). Outside the United States, the shares are being offered and sold in a placement to be made under Regulation S of the Securities Act.

On June 2, 2005 Deutsche Bank, acting in its capacity as Settlement Agent, pursuant to and in accordance with an Underwriting Agreement entered into among the Company, the Selling Shareholder and the Managers (the "Underwriting Agreement") subscribed for the New Shares at their nominal value (the "Issue Price") in its own name, but for the account of the Managers. The New Shares will be sold to investors by the Managers and the difference between the Offer Price (less the agreed commissions) and the Issue Price will be paid to the Company by the Managers upon delivery of the New Shares. The Managers have further agreed to purchase the Existing Shares and to sell them in the Offering. The Offer Price paid for such Existing Shares (less the agreed commissions) will be paid to the Selling Shareholder upon delivery of the Existing Shares. The underwriting commission to be paid by the Company and the Selling Shareholder to the Managers will amount to 2.75% of the proceeds of the Offering. The Company and the Selling Shareholder will, on a pro rata basis, pay to certain of the Managers an aggregate discretionary fee of approximately €5.5 million.

Under the terms of the Underwriting Agreement and subject to certain conditions, each Manager shall acquire a total number of shares in the Offering as indicated below:

Managers	Number of Shares
UBS Limited	8,264,600
Deutsche Bank Aktiengesellschaft	8,264,600
Goldman, Sachs & Co. oHG	8,264,600
Bayerische Hypo- und Vereinsbank AG	1,550,000
Cazenove AG	1,550,000
Commerzbank Aktiengesellschaft	1,550,000
BNP Paribas	778,100
Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien	778,100
Total	31,000,000

The Managers, through their respective selling agents, UBS Securities LLC, Deusche Bank Securities, Inc., Goldman, Sachs & Co., Cazenove Incorporated, Commerzbank Aktiengesellschaft, HVB Capital Markets, Inc., Exane Inc. and Sal. Oppenheim jr. & Cie. Securities Inc., propose to resell shares in the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Any offer or sale of shares in reliance on Rule 144A will be made by broker-dealers who are registered as such under the U.S. Securities Exchange Act of 1934.

The Offer Price of €21.00 was determined by the Company, the Selling Shareholder and the Joint Bookrunners based upon an order book created by way of a bookbuilding exercise on the evening of June 3, 2005. It is expected that investors who have placed purchase orders with one of the Managers may obtain information regarding the number of shares allocated to them commencing on June 6, 2005. It is expected that the Shares will be delivered against payment on June 8, 2005.

Approximately 1.4% of the Offered Shares have been allocated on a preferential basis to employees of the MTU Aero Engines Group in Germany and to members of its management and supervisory board as well as

to a limited partnership formed by KKR for the benefit of its executives and employees and those of certain affiliated companies and persons. MTU Aero Engines Group employees including members of the management board have the opportunity to purchase a limited number of these shares at a discount to the Offer Price.

STABILIZATION, OVER ALLOTMENT AND GREENSHOE OPTION

In connection with the Offering, UBS Limited is acting as stabilization manager (the "Stabilization Manager") and may also through an affiliated company take actions aimed at stabilizing the stock exchange or market price of the Company's shares ("Stabilization Measures"). The Stabilization Manager is not obligated to take any such Stabilization Measures, and no assurance can be given that such Stabilization Measures will be taken. If Stabilization Measures are taken, they may be terminated at any time and without prior notice. Stabilization Measures may be taken as of the date the shares are first listed on the stock exchange and must be completed no later than 30 calendar days after that date (the "Stabilization Period").

As a result of such Stabilization Measures, the market or stock exchange price of the shares may be higher than it would be without the impact of such measures. In addition, such measures may result in a stock exchange price or market price being at a level that is not sustainable in the long-term.

In view of the possible Stabilization Measures, and in addition to the 31,000,000 shares of the Company being offered, up to 4,650,000 additional shares in the Company may be allotted to investors (referred to as an over-allotment) in the Offering. The shares in the Company required to implement an over-allotment have been temporarily placed at the disposal of the Stabilization Manager free of charge by way of a securities loan.

The Selling Shareholder has granted the Stabilization Manager an option to acquire, in the 30-day period following the date of the shares' first listing, up to a further 4,650,000 shares of the Company at the Offer Price (less the agreed commissions). This Greenshoe Option may be exercised only to the extent that the shares were placed by way of the over-allotment.

Within one week after the end of the Stabilization Period, a press release will be published in *Frankfurter Allgemeine Zeitung* disclosing whether or not any stabilization transactions have occurred, the date of the first stabilization transaction and the date of the last stabilization transaction, and the range of prices within which stabilization transactions have occurred. Such price range is to be specified for each date on which a stabilization transaction was undertaken. In the event of any over-allotment or exercise of the Greenshoe Option, the dates and amounts of the exercise and closing thereof will also be publicly disclosed without undue delay and in accordance with the provisions applicable to the disclosure of Stabilization Measures upon the end of the Stabilization Period, as described above.

INDEMNIFICATION, TERMINATION AND DEFAULTING MANAGERS

Under the terms of the Underwriting Agreement, the Company and the Selling Shareholder are required to indemnify and hold harmless the Managers against certain liabilities in connection with the Offering. The Underwriting Agreement further provides that if a Manager does not fulfil its obligations under that Agreement, the other Managers may be required, under certain circumstances, to underwrite additional shares in the Company or the Underwriting Agreement may be terminated.

The Underwriting Agreement further provides that the Managers may terminate the Underwriting Agreement, and therefore their obligation to purchase the Offered Shares, in certain circumstances (e.g., force majeure).

The Offering will be cancelled in the event of such termination prior to June 8, 2005. Any allotments of shares to investors made prior to such termination will be null and void and investors cannot claim delivery of any shares. Any claims regarding subscription fees already paid or costs incurred by an investor in connection with the subscription of shares shall be subject exclusively to the terms and conditions agreed between the relevant investor and the banking institution with which the investor placed his purchase order. Investors who entered into any short selling transactions shall bear the full risk of not being able to meet

their delivery obligations. In this case, any transactions regarding the shares which have not been closed will be unwound in accordance with applicable law. To the extent New Shares have already come into existence, they may be transferred to the Selling Shareholder or a third party in accordance with the Underwriting Agreement.

LOCK-UP PROVISIONS

The Company (or its directors or supervisory board with regard to the obligations described in (i) and (ii)) has agreed, for the benefit of the Managers, that except with the prior written consent of the Joint Bookrunners it will not, during a period of six months following the admission of the shares to trading on a stock exchange, (i) announce or implement a capital increase financed by authorized capital, (ii) submit a capital increase to a vote of the Company's general shareholder's meeting, or (iii) except for the issue of shares or options to managers or employees of the Company or one of its subsidiaries in the context of a share option scheme or in connection with transactions aimed at securing obligations arising from such options, directly or indirectly offer for sale, pledge, allot, issue or sell any shares in the Company or any other securities which may be converted into or exchanged for shares in the Company, or which entitle their holder to purchase shares in the Company, or agree to any sale of such Shares or securities, sell any option for the purchase of such shares or securities, purchase any option for the sale of such shares or securities, or otherwise transfer or sell such shares or securities, nor enter into or execute any transaction (including swap transactions) according to which the economic risk associated with the holding of shares is transferred to a third party in whole or in part, regardless of whether the execution of such transaction requires the delivery of shares, the payment of money, or any other performances. This shall not apply to shares which are the subject of this Offering Circular or which the Company sells in the context of an acquisition, provided that the purchaser of such shares becomes subject to the lock-up restrictions applying to the Selling Shareholder as outlined below.

Furthermore, the Selling Shareholder and the Participation Partnership have agreed, for the benefit of the Managers, that except with the prior written consent of the Joint Bookrunners they will not, for a period of six months following the admission of the shares to trading on a stock exchange, (i) directly or indirectly offer for sale, pledge, allot, issue or sell any (additional) Shares in the Company held by the Selling Shareholder or any other securities which may be converted into or exchanged for shares in the Company, or which entitle their holder to purchase shares in the Company, nor agree to any sale of such shares or securities, sell any options for the purchase of such shares or securities, purchase any options for the sale of such shares or securities, or otherwise transfer or sell such shares or securities; nor (ii) enter into or execute any transaction (including swap transactions) according to which the economic risk associated with the holding of shares is transferred to a third party in whole or in part, regardless of whether the execution of such transaction referred to in (i) or (ii) above requires the delivery of shares, the payment of money, or any other performances; (iii) exercise or request the exercise of any registration rights under the Securities Act relating to shares in the Company or any other securities which may be converted into or exchanged for shares in the Company; or (iv) initiate, vote for or otherwise support any capital increase. This shall not apply to transfers of shares by the Selling Shareholder to an affiliate of the Selling Shareholder, provided that such affiliate shall be bound by the aforementioned obligations, and actions referred to in (i) or (ii) above which involve transfers from the Participation Partnership to the Company or one of its subsidiaries.

UNDERTAKINGS OF THE MANAGERS

Under the terms of the Underwriting Agreement each Manager has represented and agreed that, except in connection with offers and sales in Germany, such Manager has taken and will take no actions in any other jurisdiction that might be considered a public offering of the shares under the laws of such jurisdiction.

Each Manager offering the shares has agreed (i) that neither it nor any affiliate has, directly or indirectly through any third party acting on behalf of such Manager or any affiliated companies, offered, sold, or solicited offers to buy the shares, by way of any general solicitation, any general advertising (as defined in Regulation D), or in any other manner involving a public offering within the meaning of Section 4(2) of the Securities Act, and neither it nor any affiliated company has or will, directly or indirectly through any third parties acting on behalf of such Manager or any affiliated companies, offer, sell or solicit offers to buy the shares, (ii) that in the United States the shares will be sold exclusively to persons whom they reasonably

believe to be qualified institutional buyers in accordance with Rule 144A of the Securities Act (other than sales to a limited partnership formed by KKR for the benefit of its executives and employees and those of certain affiliated companies and persons, which will be made pursuant to a separate private placement exemption under the Securities Act), (iii) that neither it nor any affiliated company, directly or indirectly through any third parties acting on behalf of such Manager or any affiliated companies, has engaged or will engage in any directed selling efforts (within the meaning of Regulation S), and that such Manager and its affiliated companies, either directly or indirectly through any third parties acting on behalf of such Manager or any affiliated companies, have complied and will comply with the sales restrictions provided for in Regulation S.

In addition, the offering or sale of the Shares within the United States prior to the expiration of 40 days from the date the shares are first listed or the date the shares are first issued, whichever comes later, by a dealer not participating in the offering may violate the registration requirements of the Securities Act, if such offering or sale is made otherwise than in accordance with Rule 144A of the Securities Act.

Each Manager has represented or agreed that (i) prior to the expiration of six months from the closing date of the offering of the shares, it has not offered for sale or sold, and will not offer for sale or sell, any Shares in the United Kingdom except to persons who acquire, hold, manage, or sell investments (as principal or agent) in the ordinary course of business within the scope of their corporate purpose, or under any other circumstances that have not resulted and will not result in a public offer in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Company, and (iii) it has complied with and will comply with all applicable provisions of the FSMA with respect to all actions taken by the Manager in relation to the shares in, from, or otherwise in connection with the United Kingdom.

Certain of the Managers have provided or provide investment banking, commercial banking, financial advisory and/or similar services to members of the MTU Aero Engines Group or the Selling Shareholder on a regular basis, and maintain normal business relationships with members of the MTU Aero Engines Group in their capacity as credit institutions or as lenders under loan facilities to members of the MTU Aero Engines Group.

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Financial statements

TABLE OF CONTENTS

Consolidated Financial Statements

Financial Statements

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Consolidated Financial Statements
as at March 31, 2005
(unaudited)

prepared in accordance with
International Financial Reporting Standards

MTU Aero Engines
Erste Holding GmbH,
Munich

MTU Aero Engines Erste Holding GmbH

CONSOLIDATED INCOME STATEMENT

in T-Euro	Notes	Jan 1-March 31 2005	Jan 1-March 31 2004
Revenues	(5)	509,750	429,979
Cost of sales	(6)	(450,172)	(392,256)
Gross profit		59,578	37,723
Selling costs		(17,017)	(18,173)
Administrative costs		(13,944)	(48,067)
Other operating income and expenses		1,246	279
Result before financial result		**29,863**	**(28,238)**
Financial result		(21,714)	(44,576)
Share of income/loss of joint ventures accounted for using the equity method		29	(749)
Result from ordinary activities		**8,178**	**(73,563)**
Income taxes		(3,188)	28,985
Net profit (loss)		**4,990**	**(44,578)**
Loss carried forward		(148)	(321)
Accumulated income/loss		**4,842**	**(44,899)**

MTU Aero Engines Erste Holding GmbH

CONSOLIDATED BALANCE SHEET

in T-Euro	Notes	March 31, 2005		December 31, 2004
ASSETS				
Non-current assets				
Intangible assets	(1)		961,552	968,596
Property, plant and equipment	(2)		562,167	576,601
Investments in joint ventures		44,100		44,071
Shares in associated companies		378		378
Other shares		659		769
Long-term loans		1,410		1,421
Financial assets			46,547	46,639
Receivables and other assets			695	40,399
Deferred tax assets			3,140	2,346
			1,574,101	1,634,581
Current assets				
Inventories		458,046		448,105
Receivables		474,580		450,424
Other assets		67,401		147,919
Cash and cash equivalents		44,111		28,454
Prepayments		6,637		9,619
			1,050,775	1,084,521
			2,624,876	2,719,102
EQUITY AND LIABILITIES				
Equity	(3)			
Subscribed capital		2,210		2,210
Capital reserves		203,745		203,745
Other comprehensive income		1,020		11,159
Retained earnings (accumulated loss)		4,842		(148)
			211,817	216,966
Non-current debt				
Pension provisions		350,997		344,679
Other provisions		56,758		56,674
Financial liabilities	(4)	598,261		621,240
Other liabilities		59,499		58,244
Deferred tax liabilities		358,571		367,697
			1,424,086	1,448,534
Current debt				
Pension provisions		14,134		14,240
Other provisions		137,372		156,232
Financial liabilities	(4)	70,286		245,327
Trade payables		287,140		227,122
Other liabilities		480,041		410,681
			988,973	1,053,602
			2,624,876	2,719,102

MTU Aero Engines Erste Holding GmbH

CONSOLIDATED CASH FLOW STATEMENT

in T-Euro	Jan 1- March 31 2005	Jan 1- March 31 2004
Net profit (loss)	4,990	(44,578)
+ Depreciation and amortization	33,305	31,286
+ Profits/losses of associated companies	(29)	749
+ Profit on disposal of assets	(78)	(246)
+/- Increase/decrease in pension provisions	6,212	3,843
+/- Increase/decrease in other provisions	(18,776)	(29,350)
+/- Increase/decrease in deferred taxes	(2,625)	(29,043)
+/- Increase/decrease in assets and liabilities		
+/- Increase/decrease in inventories	(9,941)	385
+/- Increase/decrease in receivables (excl. derivatives)	(8,854)	25,976
+/- Increase/decrease in liabilities (excl. derivatives)	128,867	97,915
Cash flow from operating activities	**133,071**	**56,937**
- Investments in intangible assets and property, plant and equipment	(11,191)	(10,779)
- Investments in financial assets(1)	(3)	(88)
- Proceeds from asset disposals	680	395
- Repayments of loans	14	221
Cash used in investing activities	**(10,500)**	**(10,251)**
+/- Increase/decrease in financial liabilities(2)	(198,020)	2,719
+/- Profit transfers/allocations to /distributions from revenues	91,529	11,802
Cash flow from financing activities	**(106,491)**	**14,521**
Exchange rate movements in equity	(1,128)	(720)
Exchange rate movements in fixed assets	705	583
Effect of exchange rate on cash and cash equivalents	**(423)**	**(137)**
Change in cash and cash equivalents	**15,657**	**61,070**
Cash and cash equivalents as at Dec 31, 2004/Jan 01, 2004	**28,454**	**205,646**
Cash and cash equivalents as at March 31	**44,111**	**266,716**

(1) *Without cash of €766.6 million used for the payment of the purchase price for the Acquisition.*

(2) *Without cash flow of €766.6 million from the financing of the Acquisition by third parties, including the €162.2 million loan from Blade Forex.*

Condensed Notes to the Consolidated Balance Sheet

These interim financial statements have been prepared in accordance with International Financial Reporting Standards for interim reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted pursuant to such rules and regulations. However, such information includes all adjustments (consisting solely of normal recurring adjustments), which are, in the opinion of management, necessary to fairly state the results of the interim periods. Interim results are not necessarily indicative of results to be expected for the full year.

The December 31, 2004 balance sheet presented in these interim financial statements was derived from audited financial statements but does not include all disclosures required by IFRS. However, the Company believes that the disclosures are adequate to make the information presented not misleading.

These interim financial statements should be read in conjunction with the Company's consolidated balance sheet as of December 31, 2004 and the related consolidated income statement, cash flow statement, and changes in shareholders' equity for the financial year 2004.

(1) Intangible assets

Intangible assets amount to T€ 961,552 (PY: T€ 968,596) and comprise program values, program independent technology, customer relations, goodwill, licenses and know-how.

in T-Euro	March 31, 2005	December 31, 2004
Program assets	375,884	376,864
Program independent technologies	109,148	112,269
Customer relations	50,562	51,768
Rights and licenses and know-how	43,139	45,086
Goodwill	382,819	382,609
Total intangible assets	961,552	968,596

The change in goodwill is caused by exchange rate effects. In the first quarter of 2005 there were no triggering events, that might induce an impairment of goodwill.

(2) Property, plant and equipment

Property, plant and equipment decreased by T€ 14,434 to T€ 562,167. This primarily results from depreciation in excess of asset additions in the period.

(3) Equity

in T-Euro	March 31, 2005
Balance at December 31, 2004	216,966
Net income	4,990
Translation differences	705
Change in valuation of financial instruments	(10,844)
Balance as of March 31, 2005	211,817

(4) Financial liabilities (current- and non-current)

in T-Euro	Current	Non-current	Total March 31, 2005
Bonds			
High Yield Bond		275,000	275,000
Interest liability High Yield Bond	11,344		11,344
Liabilities due to banks			
Revolving Credit Facility	56,817		56,817
Other bank liabilities	8		8
Accounts due to related companies	406	71,746	72,152
Other financial liabilities			
Vendor Loan		188,283	188,283
Finance leasing liabilities	1,711	50,841	52,552
Other		12,391	12,391
Total	70,286	598,261	668,547

in T-Euro	Current	Non-current	Total December 31, 2004
Bonds			
High Yield Bond		275,000	275,000
Interest liability High Yield Bond	5,672		5,672
Liabilities due to banks			
Senior Facility Agreement	174,178		174,178
Accounts due to related companies	63,589	98,824	162,413
Other financial liabilities			
Vendor Loan		185,500	185,500
Finance leasing liabilities	1,888	50,037	51,925
Other		11,879	11,879
Total	245,327	621,240	866,567

In February 2005 MTU pre-paid € 79.2 million of indebtedness under its senior facilities agreement. In March 2005 MTU entered into a new revolving credit facility, that replaced the senior facilities agreement and with the proceeds the company made a final repayment of € 48.9 million under the senior facilities agreement. The revolving credit facility provides MTU with access to € 250 million, which may be used to service working capital needs or for other general corporate purposes.

Also in March 2005 the hedging contracts entered into before the acquisition were terminated. The receivable that was recognized upon the termination of the contracts was offset against the remaining value of the loan from Blade Forex, which was then cancelled.

Contingent liabilities

Contingent liabilities of the Group as at March 31, 2005 amount to T€ 142,281 (December 31, 2004: T€ 138,446) and relate primarily to risk and revenue sharing contracts.

Contingent liabilities from risk and revenue sharing contracts

in T-Euro	March 31, 2005 Gross	March 31, 2005 Net	December 31, 2004 Gross	December 31, 2004 Net
GE	33,478	33,143	31,862	31,543
IAE	36,094	34,338	34,249	32,579
PWA	14,833	14,685	16,239	16,077
Total	84,405	82,166	82,350	80,199

The gross amount is the total contingency, while the net amount discloses the off balance risk, already reduced by the on balance provisions.

Non-quantifiable contingent liabilities result from contract performance guarantees given by MTU Aero Engines in conjunction with military and civil cooperation programs.

Consolidated Companies

We intend to sell Atena Engineering GmbH. As this sale will not have a significant impact on the presentation of our net assets in the Financial Statements as of March 31, 2005, we have omitted the separate disclosure of assets and liabilities in the balance sheet required by IFRS 5.

The major classes of assets and liabilities classified as held for sale as of 31 March 2005 are shown in the table below:

in T-Euro	
Long-term assets	4,331
Inventories	4,324
Short-term assets	4,699
Long-term debt	(493)
Short-term debt	(7,612)
	5,249

Condensed Notes to the Consolidated Statement of Income

(5) Revenues by Segment

in T-Euro	Jan 1–Mar 31, 2005		Jan 1–Mar 31, 2004	
Commercial OEM business	239,930		205,885	
Military OEM business	102,048	341,978	98,303	304,188
Commercial MRO business		172,637		132,638
Consolidation		(4,865)		(6,847)
Total		509,750		429,979

(6) Cost of Sales

in T-Euro	Jan 1–Mar 31 2005		Jan 1–Mar 31 2004	
Cost of materials		(309,210)		(245,070)
Personnel expenses		(93,100)		(84,360)
Depreciation and amortization		(32,050)		(30,070)
Other cost of sales		(11,232)		(13,576)
R & D expense	(13,080)		(44,660)	
Utilization of R & D provision	8,500	(4,580)	25,480	(19,180)
		(450,172)		(392,256)

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Three-year overview (IFRS)

for the financial years 2002, 2003 and 2004 as well as the three months to March 31, 2004 and 2005

Overview of the years to December 31, 2002, 2003, 2004 and the three months to March 31, 2004 and 2005

Introduction to the financial overview pages (pages F-13 to F-16)

The following financial information for the year 2004 and the three month periods to March 31, 2004 and 2005 have been extracted from the consolidated financial statements of MTU Aero Engines Erste Holding GmbH prepared in accordance with IFRS. The company was subsequently converted to an AG and renamed MTU Aero Engines Holding AG in preparation for the Offering. This financial information represents only extracts from these consolidated financial statements.

The following income statement and cash flow information for the financial year 2003 has been extracted from the unaudited IFRS information which was prepared from the German GAAP financial statements of MTU Aero Engines GmbH (the company acquired in the Acquisition). The financial information for the 2003 balance sheet represents the balance sheet as at January 1, 2004 extracted from the notes to the 2004 IFRS consolidated financial statements referred to above. The 2003 statement of change in shareholders' equity is extracted from the 2004 IFRS consolidated financial statements.

The following financial information for the financial year ended December 31, 2002 is based on the unaudited IFRS information prepared from the German GAAP financial statements of MTU Aero Engines GmbH (the company acquired in the Acquisition).

The unaudited consolidated IFRS financial information for the years ended December 31, 2002 and 2003 was prepared applying the same IFRS accounting policies as were applied in the preparation of the consolidated financial statements of MTU Aero Engines Erste Holding GmbH for 2004, except for the accounting treatment of pension obligations: the corridor method of accounting for actuarial gains and losses was not applied in 2002 and 2003.

The consolidated financial statements as of and for the year ended December 31, 2004 of MTU Aero Engines Erste Holding GmbH were subject to an audit in accordance with German standards on auditing as promulgated by the German professional body "Institut der Wirtschaftsprüfer".

The IFRS consolidated information as of March 31, 2005 for the three month periods to March 31, 2004 and 2005 of MTU Aero Engines Erste Holding GmbH and the IFRS financial information as of and for the years ended December 31, 2003 and December 31, 2002 of MTU Aero Engines GmbH (the company acquired in the Acquisition) are unaudited.

MTU Aero Engines Holding AG

CONSOLIDATED INCOME STATEMENTS

in M-Euro	Financial year 2002	2003	2004	Jan 1–Mar 31 2004	2005
Revenues	2,200.8	1,952.2	1,918.0	430.0	509.7
Cost of sales	(1,899.5)	(1,617.4)	(1,685.3)	(392.3)	(450.2)
thereof research and development costs	(53.7)	(48.3)	(57.7)	(19.3)	(4.8)
Gross profit	301.3	334.8	232.7	37.7	59.6
Selling costs	(77.6)	(81.7)	(68.0)	(18.2)	(17.0)
Administrative costs	(42.6)	(49.3)	(87.7)	(48.1)	(13.9)
Other operating income and expenses	7.6	(0.3)	4.0	0.3	1.2
Result before financial result	188.8	203.5	81.1	(28.2)	29.9
Financial result	(17.4)	(45.4)	(72.8)	(44.6)	(21.7)
Share of the loss of joint venture accounted for using the equity Method	1.4	(1.5)	(1.8)	(0.7)	0.0
Result from ordinary activities	172.8	156.6	6.5	(73.6)	8.2
Income taxes	(73.4)	(93.3)	(6.3)	29.0	(3.2)
Minority interests	1.1	0.0	0.0	0.0	0.0
Net profit/(loss)	100.4	63.3	0.2	(44.6)	5.0

Revenues

	2002 HGB	2003 HGB	2004 IFRS
Germany	425	445	501.4
North America	1,424	1,040	986.4
Other	448	455	430.2
Total	2,297	1,940	1,918.0

MTU Aero Engines Holding AG

CONSOLIDATED BALANCE SHEET

in M-Euro	2002	31 December, 2003	2004	March 31, 2005
Non current assets				
Intangible assets	133.2	984.7	968.6	961.6
Property, plant and equipment	279.8	630.6	576.6	562.2
Financial instruments/investments in joint ventures	33.6	45.9	44.1	44.1
Shares in associated companies	234.0	0.4	0.4	0.4
Other shares	0.0	1.0	0.8	0.7
Long term assets	4.4	4.0	1.4	1.4
Financial assets	272.0	51.2	46.6	46.5
Receivables and other assets	39.8	92.0	40.4	0.7
Derrered tax assets	0.0	2.3	2.3	3.1
	724.8	**1,760.9**	**1,634.6**	**1,574.1**
Current assets				
Inventories	443.7	418.3	448.1	458.0
Trade Receivables	411.1	317.3	450.4	474.6
Receivables and other assets	131.7	207.5	147.9	67.4
Cash and cash equivalents	326.5	205.6	28.5	44.1
Prepayments	4.6	5.9	9.6	6.6
	1,317.6	**1,154.6**	**1,084.5**	**1,050.8**
Total	**2,042.4**	**2,915.5**	**2,719.1**	**2,624.9**
Equity				
Subscribed capital	80.1	0.0	2.2	2.2
Capital reserves	775.1	201.5	203.7	203.7
Other comprehensive income	36.4	0.0	11.2	1.0
Accumulated loss	(120.8)	(0.3)	(0.1)	4.8
	770.9	**201.2**	**217.0**	**211.8**
Non current debt				
Pension provisions	285.3	332.2	344.7	351.0
Other provisions	29.9	87.9	56.7	56.8
Financial liabilities	47.9	816.6	621.2	598.3
Other liabilities	193.1	72.7	58.2	59.5
Deferred tax liabilities	67.2	361.9	367.7	358.6
	623.4	**1,671.3**	**1,448.5**	**1,424.1**
Current debt				
Pension provisions	10.6	10.8	14.2	14.1
Other provisions	134.6	176.5	156.2	137.4
Financial liabilities	36.1	319.5	245.3	70.3
Trade payables	205.6	180.1	227.1	287.1
Other liabilities	261.2	356.1	410.7	480.0
	648.1	**1,043.0**	**1,053.6**	**989.0**
Total	**2,042.4**	**2,915.5**	**2,719.1**	**2,624.9**

MTU Aero Engines Holding AG

STATEMENT OF CHANGE IN EQUITY

	IFRS					
	Subscribed	Capital	Profit/loss	Other comprehensive Income		
in M-Euro	Capital	reserves	of the year	Revaluations	Derivate	Total
15/07/2003	0.0	0.0	0.0	0.0	0.0	0.0
Profit 2003			(0.3)			(0.3)
Capital reserves increase		201.5				201.5
31/12/2003	0.0	201.5	(0.3)	0.0	0.0	201.2
Profit 2004			0.2			0.2
Capital reserves increase		2.2				2.2
Subscribed capital increase	2.2					2.2
Result from revaluations financial instruments					12.2	12.2
Translation differences				(1.0)		(1.0)
				(1.0)	12.2	
31/12/2004	2.2	203.7	(0.1)		11.2	217.0

MTU Aero Engines Holding AG

CONSOLIDATED CASH FLOW STATEMENTS

in Mio. €	IFRS			Jan 1–March 31	
	2002	2003	2004	2004	2005
Net Profit (Loss)	99.3	63.3	0.2	(44.6)	5.0
+ Depreciation and amortization	54.9	60.9	133.1	31.3	33.3
+ Losses of associated companies	0.0	0.0	1.8	0.7	0.0
– Profit on disposal of assets	0.0	0.0	(1.7)	(0.2)	(0.1)
+/– Increase/decrease in pension provisions	27.3	42.9	15.9	3.8	6.2
+/– Increase/decrease in other provisions	3.8	(35.4)	(51.5)	(29.4)	(18.8)
– Capitalization development costs GP7000/PW 6000	(75.2)	(122.8)	0.0	0.0	0.0
+/– Increase/decrease in deferred tax assets	67.2	39.1	(2.4)	(29.0)	(2.6)
+/– Profit on disposal of fixed assets	(1.0)	0.1	0.0	0.0	0.0
+/– Increase/decrease in assets and liabilities					
+/– Increase/decrease in inventories	104.1	31.9	(29.8)	0.4	(9.9)
+/– Increase/decrease in receivables (excl. derivatives)	72.1	88.9	(79.8)	26.0	(8.9)
+/– Increase/decrease in liabilities (excl. derivatives)	(70.7)	(62.0)	87.2	97.9	128.9
Cash flow from operating activities	**281.8**	**106.9**	**72.9**	**56.9**	**133.1**
– Investments in intangible assets and property, plant and equipment	(136.0)	(83.8)	(65.9)	(10.8)	(11.2)
– Acquisition of MTU-Group	0.0	0.0	(766.6)	0.0(1)	0.0
– Investments in financial assets	(10.8)	(16.3)	(0.1)	(0.1)	0.0
+ Proceeds from asset disposals	12.8	6.3	3.3	0.4	0.7
+ Repayment of loans	0.7	0.3	2.8	0.2	0.0
Cash flow from investing activities	**(133.3)**	**(93.5)**	**(826.5)**	**(10.3)**	**(10.5)**
+/– Increase/Decrease in financial liabilities	25.9	20.9	571.5	2.7(2)	(198.0)
+/– Profit transfer/allocations to/ distributions from reserves	(280.5)	(307.0)	4.4	11.8	91.5
Cash flow from financing activities	**(254.6)**	**(286.1)**	**575.9**	**14.5**	**(106.5)**
Exchange rate movements in equity	0.0	0.0	(1.0)	(0.7)	(1.1)
Exchange rate changes movements in fixed assets	0.0	0.0	1.4	0.6	0.7
Effect of exchange rate movements in cash and cash equivalents	0.0	0.0	0.4	(0.1)	(0.4)
Change in cash and cash equivalents	**(106.1)**	**(272.7)**	**(177.2)**	**61.1**	**15.7**
Cash and cash equivalents at January 1,	396.4	290.3	205.6	205.6	28.5
	0.0	0.0	0.0	0.0	0.0
Cash and cash equivalents at December 31,	**290.3**	**17.6**	**28.5**	**266.7**	**44.1**

(1) *Excludes cash outflow of € 766.6 million reflecting payment of consideration for the Acquisition.*

(2) *Excludes cash inflow of € 604.4 million relating to the financing of the Acquisition from third parties and € 162.2 million relating to the loan from Blade Forex.*

Consolidated Financial Statements

Annual Report 2004
(audited)

prepared in accordance with
International Financial Reporting Standards

MTU Aero Engines
Erste Holding GmbH,
Munich

List of Contents

MTU Aero Engines Erste Holding GmbH

CONSOLIDATED INCOME STATEMENT

in T-Euro	Notes	2004	2003
Revenues		1,918,000	
Cost of sales	(6)	(1,685,310)	
Gross profit		**232,690**	**0**
Selling costs	(7)	(67,996)	
Administrative costs	(8)	(87,651)	(36)
Other operating income and expenses	(9)	4,018	(13)
Result before financial result		**81,061**	**(49)**
Financial result	(10)	(72,779)	(272)
Share of the loss of joint ventures accounted for using the equity method		(1,830)	
Result from ordinary activities		**6,452**	**(321)**
Income taxes	(11)	(6,276)	
Net profit (loss)		**176**	**(321)**
Loss carried forward		(321)	
Allocation to reserves due to change in group of consolidation companies		(3)	
Accumulated loss		**(148)**	**(321)**

MTU Aero Engines Erste Holding GmbH

CONSOLIDATED BALANCE SHEET

Assets in T-Euro	*Notes*	**Dec 31, 2004**	**Dec 31, 2003**
Non-current assets			
Intangible assets	(14)	968,596	10
Property, plant and equipment	(15)	576,601	
Investments in joint ventures		44,071	
Shares in associated companies		378	
Other shares		769	274,653
Long-term loans		1,421	
Financial assets	(16)	46,639	274,653
Other assets	(18)	40,399	
Deferred tax assets	(11)	2,346	
		1,634,581	274,663
Current assets			
Inventories	(17)	448,105	
Receivables	(18)	450,424	
Other assets	(18)	147,919	2
Cash and cash equivalents	(19)	28,454	76
Prepayments	(21)	9,619	
		1,084,521	78
		2,719,102	274,741

Equity and Liabilities in T-Euro	*Notes*	**Dec 31, 2004**	**Dec 31, 2003**
Equity	(22)		
Subscribed capital		2,210	25
Capital reserves		203,745	201,500
Accumulated other equity		11,159	0
Accumulated loss		(148)	(321)
		216,966	201,204
Non-current debt			
Pension provisions	(23)	344,679	
Other provisions	(24)	56,674	
Financial liabilities	(25)	621,240	73,000
Other liabilities	(26)	58,244	
Deferred tax liabilities	(11)	367,697	
		1,448,534	73,000
Current debt			
Pension provisions	(23)	14,240	
Other provisions	(24)	156,232	34
Financial liabilities	(25)	245,327	262
Trade payables		227,122	
Other liabilities	(26)	410,681	241
		1,053,602	537
		2,719,102	274,741

MTU Aero Engines Erste Holding GmbH

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

in T-Euro	Subscribed capital	Capital reserves	Accumulated loss	Other comprehensive income: Translation differences	Revaluation of reserves	Market measurement of securities	Derivative financial instruments	Sub-total	Total
= Jul 15, 2003 (inception)	25								25
Net profit 2003			(321)						(321)
= Total income	0	0	(321)	0	0	0	0	0	(321)
Additional paid-in capital on preferred stock		201,500							201,500
Balance as of Dec 31, 2003	25	201,500	(321)	0	0	0	0	0	201,204
Allocation to reserves due to change in group of consolidated companies			(3)						(3)
Adjusted balance as of Jan 1, 2004	25	201,500	(324)	0	0	0	0	0	201,201
Change in valuation of financial instruments							12,145	12,145	12,145
Translation differences				(986)				(986)	(986)
= profit not stated in income statement	0	0	0	(986)	0	0	12,145	11,159	11,159
Net profit 2004			176						176
= Total income	0	0	176	(986)	0	0	12,145	11,159	11,335
+ Capital/Capital reserves increase	2,185	2,245							4,430
Balance as of Dec 31, 2004	2,210	203,745	(148)	(986)	0	0	12,145	11,159	216,966

MTU Aero Engines Erste Holding GmbH

CONSOLIDATED CASH FLOW STATEMENT

in T-Euro	Notes	Group 2004	2003
Net profit (loss)		176	(321)
+ Depreciation and amortization		133,076	
+ Losses of associated companies		1,830	
- Profit on disposal of assets		(1,730)	
+/- Increase/decrease in pension provisions		15,947	
+/- Increase/decrease in other provisions		(51,509)	34
+/- Increase/decrease in deferred tax assets		(2,377)	
+/- Increase/decrease in assets and liabilities			
+/- Increase/decrease in inventories		(29,812)	
+/- Increase/decrease in receivables (excl. derivatives)		(79,833)	(2)
+/- Increase/decrease in liabilities (excl. derivatives)		87,167	241
Cash flow from operating activities	(28)	72,935	(48)
- Investments in intangible assets and property, plant and equipment		(65,949)	(10)
- Acquisition of MTU-Group		(766,640)	(274,513)
- Investments in financial assets		(76)	(140)
+ Proceeds from asset disposals		3,338	
+ Repayments of loans		2,831	
Cash flow from investing activities	(28)	(826,496)	(274,663)
+/- Increase/decrease in financial liabilities		571,516	73,262
+/- Profit transfer/allocations to/distributions from reserves		4,430	201,500
Cash flow from financing activities	(28)	575,946	274,762
Exchange rate movements in equity		(986)	
Exchange rate changes movements in fixed assets		1,409	
Effect of exchange rate on cash and cash equivalents		423	0
Change in cash and cash equivalents		(177,192)	51
Cash and cash equivalents on January 1		205,646	25
Cash and cash equivalents on December 31	(28)	28,454	76

Notes to the Consolidated Financial Statements

I. BASIC PRINCIPLES

1. General information

The business activities of MTU Aero Engines Erste Holding GmbH, Munich, and its subsidiaries (in the following referred to "MTU Aero Engines Erste Holding GmbH" or "the company") focus nationally and internationally on the development, production, sales, maintenance, overhaul and repair of combustion engines (in particular gas turbines) as well as the related regulating and monitoring facilities including accessories and spare parts for aircraft and for stationary applications. In addition, the company develops processes for maintaining, overhauling and repairing as well as tools and devices used in these procedures.

The company is registered at Dachauer Str. 665, 80995 Munich, and is recorded at the register court in Munich under number HRB 151 251.

The consolidated financial statements were approved for publication by the supervisory board on April 27, 2005.

The consolidated financial statements of MTU Aero Engines Erste Holding GmbH for the period ending December 31, 2004 are prepared in accordance with International Fina ncial Reporting Standards (IFRS) and interpretations. All mandatory requirements of the IASB as of December 31, 2004 are considered.

The income statement is prepared using the cost-of-sales method.

In order to improve clarity, various items are aggregated in the income statement and the balance sheet. These items are disclosed and analysed separately in the notes.

The reporting currency for the consolidated financial statements is Euro. All figures are stated in "thousand Euro" ("T-Euro"), unless otherwise specified.

The financial statements of the included consolidated companies are prepared as of the balance sheet date of MTU Aero Engines Erste Holding GmbH. Pratt & Whitney Canada Customer Support Centre Europe GmbH, Ludwigsfelde, prepares its financial statements as of a balance sheet date which differs from the company.

Early adoption of modified standards

The IASB has adopted a series of changes to existing IAS and also published new IFRS within the framework of the improvement project applicable for financial years starting after January 1, 2005. MTU Aero Engines Erste Holding GmbH applied the subsequent standards in the consolidated financial statements.

IFRS 1 "First time adoption"

IFRS 3 "Business combinations"

Business combinations are stated in accordance with IFRS 3 in the financial year 2004. The IFRS 3 is closely connected to the revised standards IAS 36 and IAS 38, which were already applied. As a consequence, goodwill is no longer amortized on a scheduled basis but is subject to an annual impairment test.

IAS 36 (revised 2004) "Impairment of assets"

The changes set out in IAS 36 relate primarily to goodwill. Based on this, goodwill is no longer amortized on a scheduled basis, but must be reviewed for impairment at least annually ("impairment-only approach").

IAS 38 (revised 2004) "Intangible assets"

The predominant change set out in IAS 38 comprises the distinction made between limited and unlimited lives of assets. Intangible assets with an unlimited life are no longer amortized on a scheduled basis, and are

subject to an annual impairment test in accordance with IAS 36. Assets with a limited lifetime are amortized on a scheduled basis over their economic life.

IAS 32 and 39 (revised 2004) "Financial instruments"

The early adoption of IAS 32 and IAS 39 (revised 2004) results in a new classification of financial assets. Assets are carried at their fair values. Depending on the classified category, changes in fair value are recognized in the income statement or directly in equity until disposition of the financial asset.

1.1. Special events

Changes under company law

At the beginning of the financial year 2004, funds advised by Kohlberg, Kravis, Roberts & Co. ("KKR") acquired the shares in MTU Aero Engines GmbH, Munich, ("MTU-M old") from DaimlerChrysler group. The purchasing company was Blade Dritte Beteiligungs GmbH & Co. KG.

The company MTU Aero Engines GmbH which existed as of December 31, 2003 was merged with Blade Dritte Beteiligungs GmbH & Co. KG without being wound up with retroactive effect as of January 1, 2004 with the entry in the commercial register.

Blade Dritte Beteiligungs GmbH & Co. KG was subsequently renamed MTU Aero Engines Dritte Beteiligungs GmbH & Co. KG and further renamed MTU Aero Engines GmbH & Co. KG. The legal form of MTU Aero Engines GmbH & Co. KG was converted to MTU Aero Engines GmbH effective as of December 30, 2003. This conversion was entered in the commercial register on October 13, 2004.

The previous operating activities of MTU-M old were incorporated in the purchasing company "new" MTU Aero Engines GmbH ("MTU-M") at the end of financial year 2003. The previously described transactions under company law had no impact on the net worth, financial and earnings situation of the operational activities.

The prior year figures relate only to the company data prior to the acquisition. The purchasing companies were then merged with the "old MTU group" as of January 1, 2004.

1.2. Effects on the consolidated financial statements

In the course of the acquisition the purchase price is allocated to the fair value of the acquired assets and liabilities. The purchase price in excess of the fair value of the identifiable assets and liabilities was recognized as goodwill. The profit and loss statement 2004 is affected by among other things additional depreciation on the revaluation of assets and by the cost of financing. In addition, transaction costs associated with the acquisition are expensed in 2004 (see page 33, item 8).

Due to the aforementioned (Pos. 1.1. und 1.2.), the group financial figures as of December 31, 2004 are compared to the prior year financial figures as of December 31, 2003. In our discussion of the results for 2004 we provide additional information to permit a comparison with the prior year.

1.3. Company acquisition (business combination)

As of January 1, 2004, Blade Dritte Beteiligungs GmbH & Co. KG acquired 100% of the shares in MTU-M old. The purchase price after deduction of the net cash position amounted to T-Euro 1,041,153 and was allocated to the following assets and liabilities as part of the purchase price allocation ("PPA").

in T-Euro	
Purchase price	1,041,153
Book value acquired company	202,012
Amount to be allocated	839,141
Fair value adjustments	458,513
Goodwill	380,628

The purchase price was paid for fair values of T-Euro 660,525 (T-Euro 458,513 plus T-Euro 202,012) and the remaining goodwill (T-Euro 380,628). For better transparency, book values (before the acquisition), fair value adjustments and the resulting fair values (book value including pro rata purchase price allocation) are set out as follows:

in T-Euro	Book value of acquired assets and debts Jan 1, 2004	Purchase price allocation Jan 1, 2004	Fair value of acquired asset and debts Jan 1, 2004
Fixed assets			
Programme assets	0	377,492	377,492
Programme-independent technologies	0	124,743	124,743
Customer relations	0	56,548	56,548
Goodwill	2,319	380,628	382,947
	2,319	**939,411**	**941,730**
Land, leasehold rights and buildings, including buildings on non-owned land	95,209	210,350	305,559
Technical equipment, plant and machinery	100,306	105,043	205,349
Other equipment, operational and office equipment	56,607	40,057	96,664
	252,122	355,450	607,572
Current assets			
Inventories	388,573	29,720(*)	418,293
Assets	**643,014**	**1,324,581**	**1,967,595**
Non-current debt			
Other provisions	35,794	52,100	87,894
Deferred taxes	21,936	339,956	361,892
Current debt			
Other provisions	83,099	93,384	176,483
	502,185	839,141	1,341,326

(*) *Before deducting the revaluation reserve*

The following table shows the reconciliation of the consolidated balance sheet as per January 1, 2004 of MTU-M old to the consolidated balance sheet of MTU Aero Engines Erste Holding GmbH.

The first column contains MTU-M book values before acquisition. The balance sheet after acquisition including effects from the purchase price allocation is shown in the second column. The third column reflects the consolidated balance sheet of the acquiring companies as of January 1, 2004. In the last column the consolidated balance sheet of MTU Aero Engines Erste Holding GmbH is represented in its new company structure as of January 1, 2004.

Representation of the acquisition procedure as of January 1, 2004 (1)

in T-Euro	MTU Group before acquisition old group structure IFRS Jan 1, 2004	Fair value of acquired assets IFRS Jan 1, 2004	Purchasing companies Holdco III-VII IFRS Jan 1, 2004	Consolidation of purchasing companies IFRS Jan 1, 2004	MTU Aero Engines GmbH new group structure IFRS Jan 1, 2004
Programme assets	0	377,492			377,492
Programme—independent technologies	0	124,743			124,743
Customer relations	0	56,548			56,548
Rights and licenses	43,008	43,009			43,009
Goodwill	2,319	382,947	10	(23)	382,934
Intangible assets	45,327	984,739	10	(23)	984,726
Land, leasehold rights and buildings, including buildings on non-owned land	95,209	305,559			305,559
Technical equipment, plant and machinery	100,306	205,349			205,349
Other equipment, operational and office equipment	56,607	96,664			96,664
Advance payments and construction in progress	23,044	23,043			23,043
Property, plant and equipment	275,166	630,615	0	0	630,615
Shares in subsidiaries	502	502	1,041,263	(1,041,153)	612
Shares in associated companies	378	378			378
Investments in joint ventures	45,891	45,891			45,891
Other shares	157	157			157
Loans extended to equity participations					
—Joint ventures	213	212			212
—Other shares	3,769	3,769			3,769
Other loans	205	205			205
Financial assets	51,115	51,114	1,041,263	(1,041,153)	51,224
Fixed Assets	371,608	1,666,468	1,041,273	(1,041,176)	1,666,565
Non current assets					
Other receivables	91,967	91,967			91,967
Deferred taxes	2,397	2,397			2,397
Current assets					
Inventories	388,573	418,293			418,293
Accounts receivable	388,651	388,651			388,651
Other receivables	94,701	94,701	41,493		136,194
Cash and cash equivalents	17,500	17,500	188,146		205,646
Advance payments	5,811	5,811			5,811
	1,361,208	2,685,788	1,270,912	(1,041,176)	2,915,524

Representation of the acquisition procedure as of January 1, 2004 (2)

in T-Euro	MTU Group before acquisition old group structure IFRS Jan 1, 2004	Fair Value of acquired assets IFRS Jan 1, 2004	Purchasing companies Holdco III-VII IFRS Jan 1, 2004	Consolidation of Purchasing companies IFRS Jan 1, 2004	MTU Aero Engines GmbH new group structure IFRS Jan 1, 2004
Equity	202,012	1,041,153	201,224	(1,041,176)	201,201
Non-current debt					
Pension provisions	332,198	332,198			332,198
Other provisions	35,794	87,894			87,894
Financial liabilities	63,106	63,106	753,519		816,625
Other liabilities	72,685	72,685			72,685
Deferred taxes	21,936	361,892			361,892
Current debt					
Pension provisions	10,774	10,774			10,774
Other provisions	83,099	176,483	38		176,521
Financial liabilities	3,435	3,435	316,105		319,540
Trade account payable	180,130	180,130			180,130
Other liabilities	356,038	356,038	26		356,064
	1,361,208	2,685,788	1,270,912	(1,041,176)	2,915,524

in T-Euro	
Summary	
Equity MTU-M old before acquisition	202,012
Fair value allocated to assets, liabilities and goodwill	839,141
Purchase price	1,041,153

2. Group of consolidated companies

2.1. Subsidiaries

The group of consolidated companies of MTU Aero Engines Erste Holding GmbH includes all major companies in which MTU Aero Engines Erste Holding GmbH holds the majority of voting rights and has a controlling influence. These companies are consolidated as long as the controlling influence exists.

2.2. Associated Companies

Companies whose financial and business policy may be influenced by MTU Aero Engines GmbH in a significant way are stated at equity and are initially recognized with their acquisition costs. A significant influence is assumed if MTU Aero Engines Erste Holding GmbH directly or indirectly owns 20% or more of the voting rights of a company.

The shares in joint ventures are stated using the equity method in the consolidated financial statements of MTU Aero Engines Erste Holding GmbH.

2.3. Insignificant Participations

The group of consolidated companies does not include nine subsidiaries, five equity participations in associated companies, three joint ventures as well as three other investments without operations or with a minor business volume. Their impact on the net worth, financial and earnings situation of the group is not material as the investments are shown in the consolidated financial statements with the lower of cost or market price. MTU München Unterstützungskasse GmbH, Munich, is not consolidated because the obligations are recognized in the consolidated financial statements.

All investments (consolidated as well as non consolidated) are set out in the following table:

	Consolidated yes/no	Consolidation method(*)	Shareholding in %
Shares in subsidiaries			
MTU Aero Engines Zweite Holding GmbH, Munich	yes	fully	100
MTU Aero Engines Dritte Holding GmbH, Munich	yes	fully	100
MTU Aero Engines Investment GmbH, Munich	yes	fully	100
MTU Aero Engines GmbH, Munich	yes	fully	100
MTU Maintenance Hannover GmbH, Langenhagen	yes	fully	100
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	yes	fully	100
ATENA Engineering GmbH, Munich	yes	fully	100
MTU Maintenance Canada Ltd., Richmond, Canada	yes	fully	100
Vericor Power Systems L.L.C., Atlanta, USA	yes	fully	100
RSZ Beteiligungs- und Verwaltungs GmbH, Munich	yes	fully	100
MTU Aero Engines North America Inc., Rocky Hill, USA	yes	fully	100
MTU Aero Engines Zweite Verwaltungs GmbH, Munich	no	at cost	100
MTU Aero Engines Verwaltungs GmbH, Munich	no	at cost	100
MTU Aero Engines Zweite Participation GmbH, Munich	no	at cost	100
MTU Aero Engines Dritte Participation GmbH, Munich	no	at cost	100
ATENA ENGINEERING INC., Hartford, USA	no	at cost	100
ATENA INDIA PRIVATE LIMITED, Bangalore, India	no	at cost	100
MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich	no	at cost	100
MTU Maintenance do Brasil Ltda., Sao Paulo, Brazil	no	at cost	99.99
MTU München Unterstützungskasse GmbH, Munich	no	at cost	100
Shares in associated companies			
EUROJET Turbo GmbH, Munich	no	at cost	33
EPI Europrop International GmbH, Munich	no	at cost	28
MTU Turbomeca Rolls-Royce GmbH, Hallbergmoos	no	at cost	33.33
APA Aero Propulsion Alliance GmbH i.L., Munich	no	at cost	24.8
Turbo Union Ltd., Bristol, Great Britain	no	at cost	39.998
Equity participations in joint ventures			
MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China	no	Equity	50
Pratt & Whitney Canada Customer Support Centre Europe GmbH, Ludwigsfelde	no	Equity	50
Ceramic Coating Center S.A.S., Paris, France	no	at cost	50
Airfoil Services Sdn. Bhd., Shah Alam, Malaysia	no	at cost	50
EUROAER GmbH, Hamburg	no	at cost	33.33
Other shares			
IAE International Aero Engines AG, Zürich, Switzerland	no	at cost	12.1
Gesellschaft zur Entsorgung von Sondermüll in Bayern GmbH, Munich	no	at cost	0.1
Pratt & Whitney Canada CSC Ltd., (Africa) (PTY.), Lanseria, South Africa	no	at cost	50

(*) *Fully = fully consolidated.*
At cost = stated at fair value, but equivalent to costs of purchase.

The complete list of the group's shareholdings is deposited with the commercial register of the Munich local court (HRB 151251).

3. Consolidation principles

Business combinations are accounted for using the purchase method as defined in IFRS 3. Under the purchase method identifiable assets and liabilities acquired are measured initially at their fair value. The excess of the group's interest in the net fair value of the identifiable assets and liabilities acquired over cost is recognized as goodwill. Goodwill is subject to regular review for possible impairment. If the fair value of the assets and liabilities exceed the acquisition cost, the remaining difference is immediately recorded in the income statement.

The effects of inter-company accounts and transactions have been eliminated.

In accordance with IAS 12, deferred taxes arising from timing differences are recognized as a result of the elimination of profits and losses due to transactions within the group.

Shares in associated companies and equity participations in joint ventures are accounted for using the equity method from the point of acquisition, and are initially recognized at cost. Any difference between the acquisition costs and the fair values of the identified assets and liabilities which arise at the point of the acquisition are recognized as goodwill.

The Company's share of an investee's profits or losses is recorded in the income statement.

Programme investment companies are associated companies. With regard to the special accounting treatment of these equity participations, please refer to item 5.8.2.

All other equity participations (non-consolidated subsidiaries and other shares) are carried at fair value. If the fair value cannot be reliably determined, they are stated at cost (see explanation to item 5.8.1. and 5.8.3. an 5.8.4.).

4. Currency translation

The financial statements of consolidated companies whose functional currency is not Euros are translated into Euro in accordance with IAS 21 using the functional currency concept. The functional currency is the currency in which a foreign company generates most of its funds and makes its payments. Because the functional currency at all group companies is the corresponding local currency, the assets and liabilities are translated using the exchange rate applicable on the balance sheet reference date, and expenses and income are translated every month using the rate applicable at the end of the month. The effect of the exchange rate movements is included in a separate component of other comprehensive income, and does not have any impact on the net profit/loss for the year.

The following rates have been used for currency translation:

Currency

1 Euro =	Reference date rate Dec 31, 2004	Reference date rate Dec 31, 2003	Average rate 2004	Average rate 2003
USA (USD)	1.3621	1.263	1.2438	1.1304
Canada (CAD)	1.6416	1.6234	1.6167	1.5811
China (RMB)	11.2875	10.4642	10.2988	9.3581
Great Britain (GBP)	0.7051	0.7048	0.6787	0.6919
Malaysia (MYR)	5.1825	4.8026	4.728	4.2963

5. Accounting principles and policies

The financial statements of MTU Aero Engines Erste Holding GmbH as well as the domestic and foreign subsidiaries are prepared using standard accounting and valuation methods in accordance with IAS 27.

5.1. Revenues

Revenues from the sale of goods are recognized when the significant risks and rewards of ownership are transferred to the buyer, and the seller retains neither management involvement in, nor control over the goods. Further recognition criteria are the probability that economic benefits associated with the transaction will flow to the seller and the revenues and costs can be measured reliably. The company's customers are original equipment manufacturer ("OEM"), joint sale companies, national governments, airlines and other third parties.

Revenues from contractual maintenance services (time and material contracts, fly-by-hour contracts, Power by hour-contracts) in the maintenance repair and overhaul ("MRO") business as well as construction contracts in the military business, are based on the percentage of completion method, in accordance with IAS 11 and IAS 18. If the final profit cannot be reliably estimated, IFRS requires the use of the zero-profit method, which recognizes revenue only to the extent of costs incurred that are expected to be recovered.

Revenues are recognized less discounts for customers, price reductions and other rebates. Concessions on sales of new engines are recorded in cost of sales.

The company's foreign exchange contracts to hedge the potential volatility in future cash flows have been accounted for as cash flow hedges under IFRS. These financial investments instruments are measured at fair values, with the effective gains and losses on the hedging instrument, where they are effective, initially deferred in other comprehensive income. They are subsequently released to revenues, concurrent with the earnings recognition pattern of the hedged item.

5.2. Cost of sales

Cost of sales comprises the production-related manufacturing costs of the sold products and the costs of products purchased for resale. In addition to the direct cost of material and production, they also comprise the indirectly allocatable overheads including development costs, depreciation of the production installations, production-related other intangible assets, depreciation on inventories and commensurate production-related administration overheads. In addition, cost of sales includes expenses charged by OEM for customer acquisition costs.

5.3. Research and development costs

The research costs are expensed as incurred. **Development costs** are capitalized when the recognition criteria of IAS 38 are satisfied. The development costs for engine programs in the series and spare part phase were capitalized at fair value as part of the program assets resulting from purchase price allocation (intangible assets). Development costs comprise all costs that can be allocated directly to the development process as well as reasonable amounts of development-related overheads. Financing costs are not capitalized. The program assets are amortized using scheduled amortization over the expected product life cycle (maximum of 30 years.) Development costs which do not qualify for capitalization are expensed as incurred.

5.4. Public sector grants and assistance

Public sector grants and assistance are recognized in accordance with IAS 20 (accounting for government grants and disclosure of government assistance) only if there is adequate certainty that the related conditions are satisfied and that the grants and assistance will indeed be received. Revenue-based grants are deferred in the balance sheet and released to the income statement to offset the related expenditure that they are intended to reimburse. The grants and assistance are accordingly stated in the balance sheet when the book value of the assets is established. In the spare parts business, grants and assistance are only recorded down after the relevant conditions have been met. Up to this time, minor costs are capitalized and are spread uniformly, together with the grants and assistance at the point at which the grants and assistance are received, over the periods to which they are substantially related.

5.5. Intangible assets

Purchased **intangible assets** and internally generated intangible assets are capitalized in accordance with IAS 38 (Intangible Assets). IAS 38 requires capitalization if it is probable that a future economic benefit attributable to the asset exists and the costs of the asset can be measured reliably.

Intangible assets with a **limited useful life** are carried at cost of purchase or production and amortized on a straight-line basis over their useful life.

If there are indications that an intangible asset's carrying amount may not be recoverable, the asset is subject to an **impairment test.** The recoverable amount is calculated as the higher of the fair value less cost to sell and the value in use of an asset. An impairment loss is recognized immediately in the income statement if the carrying amount of an asset exceeds its recoverable amount. If the reason for an impairment in previous reporting periods is no longer applicable, a reversal is taken to the income statement, whereby the amortized costs of production or purchase must not be exceeded.

Scheduled depreciation, with the exception of goodwill, programme assets and technology assets, is normally applied over three to five years. Programme assets are depreciated over a period up to 30 years, whereas technology assets are depreciated over a period of ten years.

Goodwill with an **unlimited life** in accordance with IFRS 3 is subject to an impairment test at least once a year to complete the impairment test for goodwill, the company is split into two cash generating units. The goodwill is allocated to these cash generating units. The present value of the future net cash flows of each cash generating unit is compared with its carrying amount. If the present value is lower than the carrying amount, the goodwill is impaired. If the amount estimated for an impairment loss is greater than the goodwill, the difference is proportionately allocated to the other assets of the cash generating unit. An impairment loss recognized for goodwill shall not be reversed in a subsequent period.

5.6. Property, plant and equipment

Property, plant and equipment are subject to wear and tear and are carried at cost of purchase or production less scheduled depreciation. Depreciation is applied using the straight-line method to reflect wear and tear. If there are any indications of an impairment, the property, plant and equipment is subject to an **impairment test**. An impairment loss is recognized immediately in the income statement if the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is calculated as the higher of the fair value less cost to sell and the value in use of the asset. If the reason for an impairment in prior reporting periods is no longer applicable, the value is written up to an amount not exceeding the amortized costs. Minor value assets (worth less than T-Euro 410) are expensed immediately in the year in which they are acquired.

The scheduled depreciation is based on the following useful life:

in years	
Buildings	25–50
Light-weight structures	10
Property facilities	10–20
Technical equipment, plant and machinery	5–10
Operational and office equipment	3–15

The depreciation applicable for machines used in multiple-shift operation is increased accordingly by way of shift mark-ups.

The **costs of production of installations produced in-house** comprise all costs that can be directly allocated to the production process as well as reasonable amounts of production-related overheads. These comprise production-related depreciation, pro rata administrative expenses and pro rata social costs. Financing costs are not considered as part of costs of production or purchase.

If all risks and opportunities associated with ownership in a **leased** asset are primarily transferred attributable to the lessee, the leased asset is capitalized under property, plant and equipment, and an equivalent item is recognized under liabilities attributable to finance lease (**finance lease arrangements**). The amount capitalized at the start of the basic lease period is the lower of fair value or present value of minimum lease payments. The capitalized leased asset is depreciated over its useful life, whereas interest is added in instalments to the leasing liability.

If all risks and opportunities associated with ownership of a leased asset are not transferred to the lessee, the lease payments are expensed as incurred (**operating lease arrangements**).

5.7. Financial assets

Financial assets are recognized at the settlement date, the date on which the asset is delivered. When the financial assets are initially recognized, they are stated at fair value.

After the initial recognition, "**available for sale financial assets**" as well as assets in the category "**fair value through profit and loss**" are recorded at fair value. In general, the fair value corresponds to the market value. If a market price does not exist, the market value of the available for sale financial assets is determined using suitable valuation methods, e.g. discounted cash flow method, taking into account market data available at the balance sheet reference date. Changes in the fair value of assets in the category fair value through profit and loss are recognized with an impact on profits via the income statement, whereas changes in fair value of available for sale assets are recognized in other comprehensive income. Interest rate swaps that do not meet the strict criteria of IAS 39 for hedge accounting are classified as "held for trading" in the category "fair value through profit and loss".

Loans extended by the company which are not held for trading purposes (originated loans and receivables) as well as all financial assets which do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at amortized cost, if they have a fixed maturity. In the case of short-term **receivables** and **liabilities**, the amortized costs are equivalent to the nominal amount or the repayment amount.

In accordance with IAS 39 (**Financial Instruments**: recognition and measurement) regular checks are carried out to identify any indications of an impairment of a financial asset or portfolio. If such indications exist, the impairment loss is recognized in the income statement or, if financial instruments have been categorised as "available for sale", stated in other comprehensive income. Profits and losses from an available for sale financial asset are recorded directly in other comprehensive income, until the financial asset is disposed, or until an impairment has been established. In the event of an impairment, the cumulative transferred to the income statement.

5.8. Financial investments

Profits or losses attributable to joint venture companies accounted for under the equity method are allocated on a pro rata basis to the profit/loss and the corresponding book value of the investment. In the income statements, the allocated profit/loss is stated separately under the item "share of the loss of joint venture accounted for using the equity method".

5.8.1. Shares in non-consolidated subsidiaries

The shares in **non-consolidated subsidiaries** recognized under financial assets are carried at fair value. If a quoted market price in an active market is not available and if a fair value cannot be reliably measured, the shares are carried at cost.

5.8.2. Shares in associated companies

Shares in associated companies that are not accounted for under the equity method in accordance with IAS 28 are carried at fair value in accordance with IAS 39. If this value is not available, or if it cannot be reliably measured, the shares in associated companies are carried at cost.

5.8.3. Investments in joint ventures

Investments in joint ventures that are not accounted for under the equity method are carried at fair value in accordance with IAS 39. They are carried at cost if a quoted market price is not available and a fair value cannot be reliably measured.

5.8.4. Other shares

Other shares are carried at fair value in accordance with IAS 39.

5.8.5. Impairment of financial assets

If there are indications that investments in non-consolidated subsidiaries, non-consolidated associated companies, in non-consolidated joint ventures and non-consolidated other equity participations might be **impaired**, IAS 39 is applied.

5.9. Financial assets—loans receivable

Loans receivable are carried at amortized costs based on their classification as financial assets. This item does not include any held for trading financial assets.

5.10. Inventories

5.10.1. Raw materials and supplies

Raw materials and supplies are recognized at the lower of average costs of purchase or net realisable values. Costs of purchase comprise all direct purchasing costs as well as other costs incurred bringing them to the current location and condition. The net realisable value is the estimated selling price generated as part of normal business transactions less costs of completion and less any selling expenses.

5.10.2. Unfinished products

Unfinished products are recognized at the lower of cost of production or net realisable value. Cost of production comprises all expenses that can be directly allocated to the production process as well as reasonable amounts of production-related overheads. These include production-related depreciation, pro rata administrative expenses and pro rata social expenses.

5.10.3. Financing costs of inventories

Financing costs are not recognized as part of the cost of purchase or production for inventories.

5.11. Receivables and other assets

Receivables and other assets, except for derivative financial instruments, are loans and accounts receivable, which are recognized at amortized cost. Interest-free or low-interest receivables due in more than one year are discounted. Allowances are established all for estimated bad debts.

5.12. Derivative financial instruments

The Company uses **derivative financial instruments** to reduce currency and interest rate risks.

According to IAS 39, all derivative financial instruments, such as interest rate swaps, currency swaps, combined interest rate and currency swaps and foreign exchange forward contracts are recognized at market value, irrespective of the purpose or intention for which they were acquired. Unrealized changes in market value of the derivative financial instruments are recognized in other comprehensive income or in the income statement account depending on whether the derivative financial instrument is treated as a hedge and for hedges depending on whether the hedge is a "cash flow" hedge or a "fair value" hedge.

Hedge accounting

The of hedge accounts for its **foreign exchange forward contracts** as cash flow hedges. Changes in the market value of foreign exchange forward contracts which are used for compensating for future cash flow risks from existing underlying transactions or planned transactions are are initially recognized in the other comprehensive income equity without any impact on profits. As a result, profit (loss) is recorded to the income statement at the same time at which the hedged underlying transaction has an impact on profits.

For **swap transactions**, the requirements of hedge accounting are not met. Changes in fair values are recognized in the income statement under financial result with an impact on profits.

Financing of the company has been provided in the currencies "Euro" and "US Dollar" and is provided primarily in the form of loans and bank borrowings (senior facility agreements). Short-term liquidity surpluses are invested on the money market securities.

The company is exposed to interest rate and currency risks due its financing activity US Dollar revenues being greater than US Dollar costs. Accordingly, financial instruments are used to manage these risks (cross currency interest rate swaps and interest rate swaps).

The following financial instruments were used during the financial year:

1. Forward foreign exchange transactions:

The purpose of forward foreign exchange transactions is to hedge US Dollar revenue surpluses arising from operations.

At the end of the year, there were currency forward foreign exchange transactions of T-Euro 260,054, which have expiration dates through 2006, with a fair value of T-Euro 280,432.

The book value of the material financial instruments totalled T-Euro 20,378 as of December 31, 2004. In addition, losses realized from foreign exchange forward contracts outstanding at the beginning of the year amounting to T-Euro 387 were recorded in the income statement.

As of December 31, 2004, after deduction of deferred taxes, the change in fair value of the cash flow hedges transactions (T-Euro 12,145; prior year: T-Euro 0) were recorded in other comprehensive income.

In addition, forward foreign exchange transactions realized at a value of T-Euro 91,529 as part of the acquisition are also included in receivables and other assets.

2. Swaps:

2.2.1. Cross currency interest rate swaps:

The purpose is to provide protect against exchange rate (natural hedge) and interest rate fluctuations, using US Dollar income surpluses.

Variable Euro interest obligations have been swapped for fixed US Dollar interest obligations, and fixed Euro interest obligations have been swapped for fixed US Dollar interest obligations.

2.2.2. Interest rate swaps:

The purpose is to protect against interest rate fluctuations. Variable US Dollar interest obligations have been swapped for fixed US Dollar interest obligations.

The positive market values of all swap transactions amounted to T-Euro 5,211 and have been recorded in the income statement.

5.13. Cash and cash equivalents

Cash and cash equivalents comprise foreign currency holdings of T-Euro 21,305 and are valued using the exchange rate applicable at the reference date.

5.14. Deferred taxes (assets and liabilities)

Deferred tax assets and deferred tax liabilities are recognized for all temporary differences between the values reported in the tax balance sheets and the consolidated balance sheet ("balance sheet liability method"). The deferred tax assets and deferred tax liabilities were calculated using the tax rate applicable at the point at which the temporary differences are expected to reverse. Deferred tax assets and deferred tax liabilities are offset if the tax creditor and tax debtor is the same person and if maturities are congruent.

5.15. Pension provisions

Pension provisions are established based on the projected unit credit method in accordance with IAS 19 (Employee Benefits). This method recognizes not only the pensions and acquired entitlements known on the balance sheet reference date but also estimated increases in pensions and salaries expected in future, with a conservative assessment of the relevant parameters. The calculation is based on actuarial reports. Actuarial profits and losses are only offset against the pension expense if they fall outside a range of 10% (target range) of the estimated obligation. In this case, they are spread over the future average remaining service time of the workforce. The expenses attributable to cumulative interest for pension obligations are recognized with financial result in the income statement. All other expenses attributable to pension obligations are included with the costs of the affected function areas.

5.16. Other provisions

Other provisions are recorded if an obligation exists to third parties, it is probable that the provision will be utilized and, if probable, if the provision can be reliably estimated. For measuring the value of provisions with for example warranties and missing costs—consideration is given to all cost components including those in inventories. Long-term provisions (due in more than one year) are discounted. Provisions for part-time work for elderly people and jubilees are evaluated in accordance with statistical appraisals under IAS 19.

5.17. Financial obligations

Financial obligations are initially recognized at cost of purchase equivalent to the fair value of the service rendered in return. Long-term liabilities due in more than one year are recognized with their present value. Liabilities, except for derivative financial instruments, are carried at fair value.

5.18. Other comments

The claims of shareholder's to dividend payments are recorded as a liability in the period in which the corresponding resolution is declared.

5.19. Assumptions and estimates

The process of preparing consolidated financial statements in accordance with the requirements of IFRS involves making assumptions and estimates which have an impact on the extent and disclosure of the reported assets and liabilities, income and expenditure as well as contingent liabilities.

The **assumptions and estimates primarily** refer to the determination of estimated useful lives, the statement and valuation of provisions and the extent to which future tax relief will be realized. The actual amounts may differ from the assumptions and estimates. Changes are reflected in the income statement at the point at which appropriate knowledge is gained.

The Company assesses the value of its goodwill at least once a year (see "Accounting principles and policies"). For this purpose, the goodwill is allocated to cash-generating units. The recoverable amount of the cash generating units is established on the basis of the value in use.

5.20. Sensitivity analysis

The group makes estimates and assumptions relating to the future. Those estimates may not correspond precisely to subsequent circumstances. The estimates and assumptions involving a significant risk in the form of a major adjustment to the book values of assets and liabilities during the next financial year are discussed in the following.

5.20.1. Estimated impairment of goodwill

In line with the its accounting policies, the Company assesses every year whether an impairment of goodwill is required. The recoverable amount of each cash generating unit is derived based on calculations of value in use, which requires certain assumptions.

If the actual gross profit on December 31, 2005 is 10% lower than management's estimate of gross profit on December 31, 2004, this would not indicate an impairment of goodwill or any other assets.

Assuming a 10% increase in the discount rate before taxes which was applied for calculating the enterprise value using the discounted cash flow method (DCF), the company's goodwill and property, plant and equipment would still not be impaired.

5.20.2. Income taxes

The group is obliged to pay income taxes in various countries. It is therefore necessary to make certain significant assumptions in order to calculate the world-wide tax provision.

The group bases the extent of provisions for expected tax audits on estimates with regard to whether, and if so to what extent, additional taxes will be payable. If the definitive taxation in relation to these business transactions differs from the initially assumed taxation, this will have an impact on the actual and deferred taxes in the period in which the taxation is definitively established.

II. NOTES TO THE CONSOLIDATED INCOME STATEMENT

6. Cost of sales

Composition

in T-Euro	2004	2003
Costs of materials	(1,122,285)	
Personnel cost	(400,665)	
Depreciation and amortization	(131,508)	
Other cost of sales	(30,852)	
	(1,685,310)	0

The research and development costs amount to T-Euro 155,849, which were reduced by the capitalization of the provision for development costs by T-Euro 98,184. The costs of sales includes research and development costs in the amount of T-Euro 57,665.

7. Selling costs

Composition

in T-Euro	2004	2003
Cost of materials	(7,615)	
Personnel cost	(45,751)	
Depreciation	(372)	
Other selling cost	(14,258)	
	(67,996)	0

Other selling costs comprise mainly expenses for marketing, advertising and sales personnel as well as write-downs in relation to trade accounts receivable.

8. Administrative costs

Composition

in T-Euro	2004	2003
Cost of materials	(4,402)	
Personnel cost	(29,845)	
Depreciation	(1,196)	
Other administrative cost	(52,208)	(36)
	(87,651)	(36)

The other administrative costs include administrative expenses which are not allocated to production or to sales, including debt issuance costs associated with the acquisition of T-Euro 41,844.

9. Other operating income and expenses

Composition

in T-Euro	2004	2003
Income		
Income from the disposal of fixed assets	1,975	
Insurance claims	1,071	
Cost charged on to other companies	134	
Other operating income	4,181	
	7,361	0
Expenses		
Losses from the disposal of fixed assets	(245)	
Insurance claims	(2,135)	
Other operating expenses	(963)	(13)
	(3,343)	(13)
	4,018	(13)

10. Financial result

Composition

in T-Euro	2004	2003
Income from non-consolidated subsidiaries	191	
Income from associated companies	152	
Net interest income	(73,122)	(262)
Losses from the disposal of shares in affiliated companies	0	(10)
	(72,779)	(272)

Net interest income

Income		
Interest and similar income	23,253	1
Exchange rate gains from financing transactions	14,236	
Exchange rate gains from valuations of currency holdings	9,329	
Interest swap transactions	5,211	
Other financial income	2,468	
	54,497	1
Expenses		
Interests and similar expenses	(84,976)	(263)
Interest expenses attributable to pension provisions	(17,765)	
Exchange rate losses due to valuation of currency holdings	(16,063)	
Interest expenses for development provisions	(4,800)	
Interest expenses due to finance leasing contracts	(2,613)	
Exchange rate losses due to financing transactions	(1,402)	
	(127,619)	(263)
	(73,122)	(262)

11. Income taxes

Income taxes comprise the following

in T-Euro	2004	2003
Result before income tax	6,452	(321)
Current tax expense	(8,760)	
Deferred tax expense	2,484	
	(6,276)	0

An analysis of deferred tax assets and liabilities based on balance sheet items as of December 31, is shown below:

Allocation of deferred taxes

in T-Euro	Deferred tax assets	Deferred tax liabilities
Intangible assets	0	220,053
Property, plant and equipment	117	152,701
Financial assets	810	0
Inventories	7,906	32,744
Receivables and other assets	1,342	11,817
Market values of derivatives	0	45,210
Provisions	89,037	13,317
Liabilities	21,501	13,733
Losses carried forward	3,511	0
Offsetting of assets against liabilities	(121,878)	(121,878)
	2,346	367,697

Balances are stated for tax claims and obligations with regard to the same fiscal authorities.

Calculation of the effective tax rate

in T-Euro	2004	2003
Result before Income tax	6,452	(321)
Income tax rate (incl. trade tax)	40.4%	
Expected tax expense	2,607	0
Change due as a result of non deductible depreciation	(5,617)	
Tax reductions as a result of non-taxable expenses (in particular interest expenses)	7,792	
Variances due to different tax rates		
—Equity	740	
—Profit transfers	(78)	
Write-downs of deferred tax assets of	914	
—MTU Maintenance Canada Ltd., Canada		
—MTU Aero Engines North America Inc., USA		
Tax expense for prior periods	(155)	
Other variances	73	
	6,276	0

In the financial year 2004, the corporate tax rate was 25% plus the solidarity surcharge of 5.5% on the corporate tax charge. This results in a corporate tax rate of 26.4%. Trade tax is 14% after corporate tax is taken into consideration, which means that the total tax rate is 40.4%.

12. Additional information relating the income statement

12.1 Personnel costs

in T-Euro	2004	2003
Wages and salaries	398,220	
Social security, retirement and other benefit cost	101,134	
—thereof for pensions: T-Euro 28,200 (previous year: T-Euro 0)		
	499,354	0

The employer's part of social security contribution is T-Euro 72,934 which is included as an expense.

The average number of employees during the financial year by group is as follows:

12.2 Employees

	2004	2003
Industrial/commercial staff	3,165	
Administrative staff	3,912	
Employees on temporary contracts	180	
	7,257	0
Trainees	286	
Students on work experience projects	139	
	7,682	0

12.3 Cost of materials

in T-Euro	2004	2003
Cost of raw materials and supplies	504,392	
Cost of purchased services	613,976	
	1,118,368	0

III. NOTES TO THE CONSOLIDATED BALANCE SHEET

13. Movements in consolidated fixed assets (1)

	Cost						
in T-Euro	Jan 1, 2004	Purchase accounting	Exchange rate diff.	Additions	Transfers	Disposals	Dec 31, 2004
Programme assets		377,492					377,492
Programme—independent technologies		124,743					124,743
Customer relations		56,548					56,548
Rights and licenses		43,009	(779)	10,914	1,414	(21)	54,537
Goodwill	10	382,947	(325)			(23)	382,609
Intangible assets	10	984,739	(1,104)	10,914	1,414	(44)	995,929
Land, leasehold rights and buildings including buildings on non-owned land		305,559	(11)	1,241	5,378	(625)	311,542
Technical equipment, plant and machinery		205,349	(224)	15,910	11,097	(1,175)	230,957
Other equipment, operational and office equipment		96,664	(112)	22,055	3,749	(707)	121,649
Advance payments and construction in progress		23,043	(20)	15,829	(21,638)		17,214
Property, plant and equipment	0	630,615	(367)	55,035	(1,414)	(2,507)	681,362
Shares in subsidiaries	274,653	502				(274,543)	612
Shares in associated companies		378					378
Investments in joint ventures		45,891		1,038		(2,858)	44,071
Other shares		157					157
Loans to equity participations							
—Joint ventures		212		45		(212)	45
—Other shares		3,769				(2,489)	1,280
Other loans		205		21		(130)	96
Financial assets	274,653	51,114	0	1,104	0	(280,232)	46,639
Fixed assets	274,663	1,666,468	(1,471)	67,053	0	(282,783)	1,723,930

13. Movements in consolidated fixed assets (2)

	Depreciation							Net book values	
in T-Euro	Jan 1, 2004	Exchange rate diff.	Additions	Transfers	Write-ups	Disposals	Dec 31, 2004	Dec 31, 2004	Dec 31, 2003
Programme assets			628				628	376,864	
Programme—independent technologies			12,474				12,474	112,269	
Customer relations			4,780				4,780	51,768	
Rights and licenses		(71)	9,543			(21)	9,451	45,086	
Goodwill								382,609	10
Intangible assets	0	(71)	27,425	0	0	(21)	27,333	968,596	10
Land, leasehold rights and buildings including buildings on non-owned land		(3)	9,333	2		(12)	9,320	302,222	
Technical equipment, plant and machinery		39	58,585	25		(668)	57,981	172,976	
Other equipment, operational and office equipment		(27)	37,733	(27)		(219)	37,460	84,189	
Advance payments and construction in progress								17,214	
Property, plant and equipment	0	9	105,651	0	0	(899	104,761	576,601	0
Shares in subsidiaries								612	274,653
Shares in associated companies								378	
Investments in joint ventures								44,071	
Other shares								157	
Loans to equity participations									
—Joint ventures								45	
—Other shares								1,280	
Other loans								96	
Financial assets	0	0	0	0	0	0	0	46,639	274,653
Fixed assets	0	(62)	133,076	0	0	(920)	132,094	1,591,836	274,663

14. Intangible assets

Intangible assets comprise mainly the program assets and program-independent technologies capitalized as a result of the acquisition, software and goodwill.

Goodwill represents the amount by which the purchase price exceeded the fair value of net assets of the acquired company at the time of the acquisition. The goodwill allocated to cash-generating units for the purpose of the impairment test. Each of these cash-generating units represents the company's investment in the corresponding area of business in accordance with the primary reporting segment.

An impairment test has been carried out for the year under audit on the basis of the cash-generating units. There were no indications of any impairment.

The increase in intangible assets primarily represents the purchase of software packages PLM^2 (T-Euro 6,460), Oracle SAP data bases (T-Euro 623), Unigraphics NX (T-Euro 797) and Local Network (T-Euro 650).

All movements in the item "intangible assets" are stated in the list of assets (page F-43 and F-44, note 13).

15. Property, plant and equipment

Major additions in 2004 were: four CNC 5A milling machines (T-Euro 2,354) an inertia welding machine (T-Euro 1,655) a CNC vertical turning machine (T-Euro 832), a CNC rotary grinding machine (T-Euro 620), three laser drilling-cutting machines (T-Euro 1,986), special consumables for GP7000 (T-Euro 3,156) and TP 400 (T-Euro 2,811) and a measurement recording machine (T-Euro 800) and data processing hardware (T-Euro 4,313).

Land and buildings leased from Silkan, Munich (an enterprise of the LHI leasing company), have been capitalized because a bargain purchase option has been granted to the company at the end of the leasing period. In addition, the company's fixed assets also comprise seven leased engine plants. For these assets, the company is required to make an additional payment at the end of the leasing period, if the disposal proceeds of the leasing assets falls below the book value. The liabilities of all leasing assets are recognized at their present value and cumulative interest is applied every year.

Details of the minimum lease payments are as follows:

in T-Euro	**2004**
Total future minimum lease payments	
due within one year	3,344
due between one and five years	26,576
due later than five years	41,212
	71,132
Interest portion of future minimum lease payments	
due within one year	1,456
due between one and five years	5,375
due later than five years	12,376
	19,207
Present value of future minimum lease payments	
due within one year	1,888
due between one and five years	21,202
due later than five years	28,835
	51,925

The tangible assets contained leased out-engine-modules for OEM business customers.

A further breakdown of the property, plant and equipment summarised in the balance sheet as well as related movements in the year under review are included in the list of assets on pages F-43 and F-44 (footnote 13).

16. Financial assets

The breakdown of the financial assets summarised in the balance sheet and the related movements in the year under review are set out in the list of assets on pages F-43 to F-44 (footnote 13) and comprise primarily shares in non-consolidated subsidiaries, non-consolidated equity participations in associated companies and investments in in joint ventures. Non-consolidated subsidiaries have immaterial impact significance for the company.

The joint ventures stated accounted for under the equity method at equity are set out in the list on page F-31. For accounting treatment, please refer to page F-35, item 5.8.3.

A summary of the group's share of income and expense and assets and liabilities of its joint ventures and associated companies is set as at below:

in T-Euro	Joint ventures 2004(*)	Associated companies 2004(**)
1. Disclosures to the income statement		
Income	56,551	940,233
Expenses	(65,585)	(939,780)
	(9,034)	453
2. Disclosures relating to the balance sheet		
Non-current assets	63,712	2,514
Current assets	134,547	154,745
	198,259	157,259
Equity	46,622	1,834
Non-current debt	70,564	5,065
Current debt	81,073	150,360
	151,637	155,425

(*) *Disclosed data MTU Maintenance Zhuhai Co. Ltd., China and for Pratt & Whitney Canada Customer Support Centre Europe GmbH, Ludwigsfelde, are financial year 2004 data. The other joint-venture data are financial year 2003 data, as actuals 2004 are not yet available.*

(**) *Data for financial year 2003, as actuals 2004 are not yet available.*

17. Inventories

Composition

in T-Euro	Dec 31, 2004	Dec 31, 2003
Raw materials and supplies	196,259	
Work in progress	249,798	
Advance payments	2,048	
	448,105	0

Inventories are recognized at the lower of cost or net realizable value. The costs of production of unfinished products comprise the costs of raw materials and supplies, direct personnel expenses, other direct costs and overheads which can be allocated to production (based on normal operating capacity). Costs of purchase or

production do not include any costs of debt capital. Discounts, bonuses and concessions have been deducted from the costs of purchase.

Advanced payments received are recognized under liabilities.

18. Receivables and other assets

Receivables

in T-Euro	Dec 31, 2004 Current Due in less than one year	Non-current Due in more than one year	Total	Dec 31, 2003 Current Due in less than one year	Non-current Due in more than one year	Total
Trade receivables	304,860		304,860			
Accounts receivable attributable to production and maintenance orders	89,733		89,733			
Accounts due from other group companies:						
—Associated companies	46,068		46,068			
—Joint ventures	9,763		9,763			
	450,424	0	450,424	0	0	0

More details to accounts receivables from other group companies are disclosed in the chapter "Relations with closely related companies and persons". The receivables are netted with the liabilities of the respective company.

Other assets

in T-Euro	Dec 31, 2004 Current Due in less than one year	Non-current Due in more than one year	Total	Dec 31, 2003 Current Due in less then one year	Non-current Due in more than one year	Total
Tax refund claims						
—Income taxes	41,281		41,281			
—Other taxes	11,876		11,876	2		2
Accounts due from employees	1,116		1,116			
Accounts from suppliers	13,588		13,588			
Market values of derivatives						
Currency futures	77,166	34,741	111,907			
Interest rate swaps		5,211	5,211			
Other assets	2,892	447	3,339			
	147,919	40,399	188,318	2	0	2

19. Cash and cash equivalents

Cash and cash equivalents of T-Euro 28,454 (previous year: T-Euro 76) comprise cash in hand, bank deposits as well as current securities due in less than three months.

20. Deferred taxes

With regard to the breakdown of deferred tax assets and liabilities, please refer to page F-41, item 11.

21. Prepayments

The prepayments of T-Euro 9,619 (previous year: T-Euro 0) consist primarily of advance payments for insurance premiums and rents.

22. Equity

Movements in the Equity of MTU Aero Engines Erste Holding GmbH are set out on page F-22.

Other comprehensive income

Other comprehensive income represents the currency translation of financial statements of foreign subsidiaries and the change in the valuation of financial instruments.

23. Pension provisions (Current and non-current)

Pension provisions are established for obligations arising from vested interests and current benefits paid to authorised active and former employees and their surviving dependants. Depending on the legal, financial and tax circumstances of the particular country, there are various systems of retirement pension plans which, in general, are based on the length of service and remuneration of the employees.

A distinction is made between defined contribution plans and defined benefit plans. In the case of defined contribution plans, the company has no further obligations.

In the case of defined benefit plans, the company has an obligation to fulfil the commitments made to active and former employees (defined benefit plans). These benefits are principally reserved for as provisions in the consolidated financial statements. In Germany, most of the benefit commitments are applicable for MTU Aero Engines GmbH, Munich, MTU Maintenance Hannover GmbH, Langenhagen, as well as MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde. These commitments are reserved for by way of allocations to provisions. There are also benefits financed by employees (retirement and benefit capital as well as pension capital accumulation account).

The estimated pension obligation (defined benefit obligation) has been calculated using actuarial methods based on a number of assumptions.

IAS 19 is used for valuation purposes. Apart from life expectancy assumptions, the following assumptions were made:

in %	Dec 31, 2004
Discount rate	5.25
Salary level trend	2.50
Pension level trend	1.75

Future salary trends growth includes expected future salary increases, which are estimated every year on the basis of various factors, including inflation and length of service with the company.

The actuarial losses, which resulted in an increase in the defined benefit obligations, are based on the changes in discount rates underlying the actuarial calculation. As a result of the sharply lower return of capital investments, the pension and personnel obligations as of January 1, 2005 are calculated on the basis of 4.75%.

Movements in pension provisions in the balance sheet are stated as follows:

in T-Euro	Dec 31, 2004
Balance as of January 1, 2004	342,972
Service costs	9,879
Interest expenses	17,765
Allocation	27,644
Balance before payment	370,616
Payment of employer for pensions and other benefits after termination of the employment contract	(11,697)
Balance as of December 31, 2004	358,919
thereof due in less than one year (current)	14,240
thereof due in more than one year (non-current)	344,679
	358,919
Transition of the balance sheet item	
Defined benefit obligation	385,989
Off-balance sheet actuarial losses	(27,070)
	358,919

Actuarial profits and losses which do not exceed 10% of the present value of the obligations are not recognized. The portion of the actuarial profits and losses which exceeds 10% of the present value of the obligations is amortized over the average remaining service time of the employees starting in the following year.

24. Other provisions (current and non-current)

	Dec 31, 2004			Dec 31, 2003		
in T-Euro	Current Due in less than one year	Non-current Due in more than one year	Total	Current Due in less than one year	Non-current Due in more than one year	Total
Tax obligations	9,725	0	9,725			
Personnel and social obligations	48,694	15,468	64,162			
Obligations due to potential losses and warranties	10,833	20,306	31,139			
Other obligations	86,980	20,900	107,880	34		34
	156,232	56,674	212,906	34	0	34

Movements in **current provisions** (due in less than one year) are as follows:

Current provisions

in T-Euro	Balance Jan 1, 2004	Utilization	Reversal	Allocation	Balance Dec 31, 2004
Tax obligations	1,143	(226)	(37)	8,845	9,725
Personnel and social obligations	26,939	(3,869)	(169)	25,793	48,694
Obligations due to potential losses and warranties	10,069	(1,870)	(2)	2,636	10,833
Other obligations	138,370	(67,496)	(157)	16,263	86,980
	176,521	(73,461)	(365)	53,537	156,232

The personnel and social obligations include provisions for pre-retirement part-time work of T-Euro 5,022 (previous year: T-Euro 0) and exceptional payments of T-Euro 28,674 (previous year: T-Euro 0). If it is sufficiently probable that the provisions will cover the actual requirements, the assessment of provisions is based on past experience. There are no claims for refunds. Management considers that the provisions are sufficient to cover the actual obligations based on historical experience. There are no claims for refunds.

Non-current provisions

Movements in **non-current provisions** (due in more than one year) are as follows:

in T-Euro	Balance Jan 1, 2004	Consumption	Write-back	Allocation	Balance Dec 31, 2004
Personnel and social obligations	17,939	(2,802)	0	331	15,468
Obligations due to potential losses	17,205	0	0	3,101	20,306
Other obligations	52,750	(31,850)	0	0	20,900
	87,894	(34,652)	0	3,432	56,674

The provisions for other obligations relate to development costs for the programs GP7000 and PW6000 for the year 2006.

Management considers that the provisions are sufficient to cover the actual obligations based on historical experience. There are no claims for refunds.

25. Financial liabilities (Current and Non-current)

All interest-bearing obligations of MTU Aero Engines Erste Holding GmbH existing at the relevant balance sheet date are recognized under financial liabilities.

in T-Euro	Current Due in less than one year	Non-current Due in more than one year and less than five years	Due in more than five years	Total Dec 31, 2004
Bonds				
High Yield Bond			275,000	275,000
Interest liability High Yield Bond	5,672			5,672
Liabilities due to banks				
Senior Facility Agreement	174,178			174,178
Accounts due to related companies	63,589	98,824		162,413
Other financial liabilities				
Vendor Loan			185,500	185,500
Finance leasing liabilities	1,888	21,202	28,835	51,925
Other		8,163	3,716	11,879
	245,327	128,189	493,051	866,567

In addition to the financial liabilities, an additional overdraft facility of T-Euro 200,000 is granted to the company. It has been used to the extent of T-Euro 13,200 by way of bank guarantees issued to third parties for liabilities of the company as well as USD sales transactions.

in T-Euro	Current Due in less than one year	Non-current Due in more than one year and less than five years	Due in more than five years	Total Dec 31, 2004
Liabilities due to banks	262			262
Liabilities due to related companies		73,000		73,000
	262	73,000	0	73,262

26. Other liabilities (current and non-current)

in T-Euro	Current Due in less than one year	Due in more than one year and less than five years	Non-current Due in more than five years	Total Dec 31, 2004
Advance payments from customer	267,869	42,908		310,777
Accounts due to related companies (not consolidated)	5,651			5,651
Accounts due to associated companies, joint ventures, and other investments	56,642			56,642
Taxes payable	14,999			14,999
Social security	10,825			10,825
Employees	44,704	7,697		52,401
Other liabilities	9,991	5,445	2,194	17,630
	410,681	56,050	2,194	468,925

Employee liabilities relate to vacation, flexi-time credits as well as obligations arising from pre-retirement part-time work.

in T-Euro	Current Due in less than one year	Due in more than one year and less than five years	Non-current Due in more than five years	Total Dec 31, 2004
Accounts due to related companies (not consolidated)	226			226
Other liabilities	15			15
	241	0	0	241

IV. OTHER DISCLOSURES

27. Contingent liabilities and other financial obligations

27.1. Contingent liabilities

The company has contingent liabilities of T-Euro 138,446 (previous year: T-Euro 0). The gross figure represents the total amount of liability, whereas the net amount is reduced by the provisions set aside to cover the liability.

in T-Euro	Provision	Dec 31, 2004 Gross	Net
I. Liability due to risk and revenue contract conditions			
GE	319	31,862	31,543
IAE	1,670	34,249	32,579
PWA	162	16,239	16,077
	2,151	82,350	80,199
II. Guarantees issued for non-consolidated subsidiaries	342	58,589	58,247
	2,493	140,939	138,446

27.2. Other financial obligations

27.2.1. Obligations arising from operating lease arrangements

Apart from liabilities, provisions and contingent liabilities, the company has additional other financial obligations, as a result of rental and lease contracts for buildings, machines, tools, office and other equipment. The contracts have terms of one to 19 years and in certain cases contain extension and purchase options as well as price adjustment clauses. Within the framework of rental and lease agreements, payments of T-Euro 6,278 (previous year: T-Euro 0) were expensed.

The sum of future minimum lease payments attributable to lease agreements which cannot be terminated and the operating lease arrangements are as follows (based on maturities):

in T-Euro	Dec 31, 2004
Nominal total of future minimum leasing and rental payments from operating leasing arrangements	
Due in less than one year	8,302
Due in more than one and less than five years	19,656
Due in more than five years	6,258
	34,216

27.2.2. Pledged securities

The acquisition was financed through loans (Senior Facilities Agreement). Therefore all accounts of the company were pledged as Security. As the remaining SFA-liabilities have been repaid in full, this pledge was released at the end of March 2005.

For lease obligations the company has pledged securities amounting to T-Euro 2,450 to Nord/LB Norddeutsche Landesbank, Hannover.

27.2.3. Transfer by way of security/mortgage

As part of the acquisition and in connection with the financing substantially all the group's assets are secured and all receivables were assigned.The real estate of the group serves as security to the associated mortgages. Approval for the extinguishing of the security of the property was granted in March 2005 so that the deletion is to be filed with the Land Registery.

27.2.4. Order obligations

The other financial obligations resulting from the order obligation for investments and for maintenance contracts and general operating expenses are within a normal level.

27.3. Default risk

Irrespective of existing security, the amount stated for financial assets specifies the maximum default risk for the case in which a customer, risk-and revenue partner, syndicate, etc. are not able to meet their contractual payment obligations. For all service arrangements underlying the **original financial instruments**, securities are required, credit rating information are obtained or historical data from the existing business relationship, and in particular payment patterns, are used to avoid payment defaults in order to minimize the default risk depending on the nature and type of the particular service provided.

If default risks are evident for the individual financial assets, these risks are recorded by way of impairments. In the case of **derivative financial instruments**, the group is also exposed to a credit risk which arises as a result of contract partners not fulfilling contractual agreements. This credit risk is diminished by ensuring that business is conducted only with partners with a first-class rating. For this reason, the general credit risk resulting from the derivative financial instruments used is not considered to be significant. There are no indications of any concentration of default risks arising from business relations, individual debtors or groups of debtors.

28. Notes to the consolidated cash flow statements

The statements detail how the liquid assets of the company have changed during the year under review. According to IAS 7 (Cash flow Statements), a distinction is made between cash flows from current operations, cash flows from investing and cash flows from financing activities. The consolidated cash flow statement of the company is set out on page F-23.

The cash and cash equivalents in the cash flow statement comprise all liquid assets stated in the balance sheet, i.e. cash-in-hand, cheques, balances held at banks and securities (SILKAN), if they are available within three months.

The cash flows from **investing and financing activities** are established on the basis of payment (i.e. **directly**).

Cash flow from **operating activities** is inferred indirectly on the basis of the consolidated net profit. As part of the **indirect** calculation process, the changes to balance sheet items taken into consideration in connection with the current business activities are adjusted by currency translation effects and changes in the group of consolidated companies. Accordingly, the changes in the corresponding balance sheet items cannot be reconciled with the corresponding figures of the published consolidated balance sheet.

29. Relations with closely related companies and persons

29.1. Related companies

Special information is required to be provided with regard to relations and transactions with related companies and persons. In accordance with IAS 24 (related-party disclosures), persons or companies which are able to influence the company, as well as persons or companies which can be influenced, have to be specified if they have not already been included as a consolidated company in the consolidated financial statements. A situation of control is deemed to exist if one shareholder holds more than half of the voting rights in a company or, as a result of the stipulations in the articles of association or as a result of a contractual agreement, is able to control the financial and business policy of management.

In addition, the disclosure requirement specified in IAS 24 also extends to transactions with associated companies and transactions with persons who exert a significant influence on the financial and business policy of the company, including close family members or intermediate companies. A significant influence on the financial and business policy is based on a shareholding of 20% or more, a seat on the managing board or supervisory board at a group company or another key position in management.

Major shareholdings of MTU Aero Engines Erste Holding GmbH

Name and registered offices of the company	Capital stake %	Equity in T-Euro	Result in T-Euro
I. SHARES IN SUBSIDIARIES			
1 MTU Aero Engines Zweite Holding GmbH, Munich	100.00	301,446	27,922
2 MTU Aero Engines Dritte Holding GmbH, Munich	100.00	435,677	0(2)
3 MTU Aero Engines Investment GmbH, Munich	100.00	610,677	16
4 MTU Aero Engines GmbH, Munich	100.00	611,247	(11,266)
5 MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	100.00	104,180	(1,235)(2)
6 MTU Maintenance Hannover GmbH, Langenhagen	100.00	129,649	(8,780)(2)
7 ATENA Engineering GmbH, Munich	100.00	4,896	606
8 MTU Aero Engines North America Inc., Rocky Hill, USA	100.00	2,425(3)	(2,951)(4)
9 MTU Maintenance Canada Ltd., Richmond, Canada	100.00	(561)(3)	867(4)
10 RSZ Beteiligungs- und Verwaltungs GmbH, Munich	100.00	13,426	(1)
11 ATENA ENGINEERING INC., Hartford, USA	100.00	41(3)	(45)(4)
12 MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich	100.00	26	0(2/7)
13 MTU München Unterstützungskasse GmbH, Munich	100.00	5,641	(751)(2/7)
14 Vericor Power Systems L.L.C., Atlanta, USA	100.00	11,988(3)	(10)(4)
15 ATENA INDIA PRIVATE LIMITED, Bangalore, India	100.00	104(3)	13(4)
16 Pratt & Whitney Canada CSC (Africa) (PTY) Ltd., Lanseria, South Africa	50.00	1,236(3)	179(4)
17 MTU Maintenance do Brasil Ltda., Sao Paulo, Brazil	99.99	80(1/3)	42(1/4)

Name and registered offices of the company	Capital stake %	Equity in T-Euro	Result in T-Euro
II. SHARES IN ASSOCIATED COMPANIES			
18 Turbo Union Ltd., Bristol, Great Britain	39.99	160(1/3/7)	8(1/4/7)
19 EUROJET Turbo GmbH, Hallbergmoos	33.33	1,430(1/7)	303(1/7)
20 EPI Europrop International GmbH, Munich	28.00	160(1/7)	97(1/7)
21 MTU Turbomeca Rolls-Royce GmbH, Hallbergmoos	33.33	83(1/7)	45(1/7)
22 APA Aero Propulsion Alliance GmbH i.L., Munich	24.80	86(5/7)	36(5/7)
III. EQUITY PARTICIPATIONS IN JOINT VENTURES			
23 Pratt & Whitney Canada Customer Support Centre Europe GmbH, Ludwigsfelde	50.00	12,627	2,056
24 Airfoil Services Sdn. Bhd., Shah Alam, Malaysia	50.00	1,936(1/3)	(126)(1/4)
25 MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China	50.00	28,114(3)	(5,716)(4)
26 Ceramic Coating Center S.A.S., Paris, France	50.00	289(1)	(133)(1)
27 EUROAER GmbH, Hamburg	33.33	30	0(6)

(1) *Previous year's values, because present values yet not available.*

(2) *Profit transfer arising under German GAAP (HGB) from Profit and Loss Pooling.*

(3) *Conversion to year end exchange rate.*

(4) *Conversion to exchange rate per end of the month.*

(5) *Values of the year 2002; because present values yet not available.*

(6) *Founded end of the year 2004.*

(7) *German GAAP (HGB) values, because no IFRS-Financial Statements available.*

The group companies are controlled by Blade Lux Holding Two S.a.r.l., situated in Luxembourg, which has a 100% participation in the group. Top level company of the group is Blade Lux Holding One S.a.r.l., Luxembourg.

The following amounts due from (due to) companies with subsidiaries, associated companies and joint ventures are all part of the ordinary business.

Accounts due from related companies

in T-Euro	Dec 31, 2004	Dec 31, 2003
Non-current accounts receivable		
Loans extended:		
Ceramic Coating Center S.A.S., Paris, France	30	
EUROAER GMBH, Hamburg	15	
	45	0
Current accounts receivable		
Eurojet Turbo GmbH, Munich(*)	19,245	
MTU Turbomeca Rolls-Royce GmbH, Hallbergmoos(*)	9,293	
Pratt & Whitney Canada Customer Support Centre Europe GmbH, Ludwigsfelde	4,922	
Turbo Union Ltd., Bristol, Great Britain(*)	16,881	
Airfoil Services Sdn. Bhd., Shah Alam, Malaysia	350	
MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China	4,491	
EPI Europrop International GmbH, Munich(*)	649	
	55,831	
	55,876	0

(*) *Cooperation companies.*

The goods and products sold and purchased between related parties are on terms generally similar to those prevailing with unrelated companies. Related party transactions and the corresponding receivables mainly arise from transactions with joint sale companies from military engine programs, ordered by national governments.

The significant receivables due from (and on-going operations with) cooperation companies relate to military engine programs arising from government contracts.

The Pratt & Whitney Canada Customer Support Centre Europe GmbH, Ludwigsfelde, performs technical- and maintenance performance for aircraft engines which are assigned on usual market conditions.

Accounts due to related companies

in T-Euro	Dec 31, 2004	Dec 31, 2003
Non-current debt		
Blade Lux Holding Two S.a.r.l.	69,640	72,000
Forex Ltd., Great Britain	29,184	1,000
	98,824	73,000
Current debt		
Forex Ltd., Great Britain	63,342	
MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich	38	
KKR European Fund L.P.	157	157
KKR Millenium Fund L.P.	52	52
IAE International Aero Engines AG, Zürich, Switzerland	56,629	
Gesellschaft zur Entsorgung von Sondermüll in Bayern GmbH, Munich	13	
MTU München Unterstützungskasse GmbH, Munich	5,641	
MTU Maintenance do Brasil Ltda., Sao Paulo, Brazil	5	
ATENA ENGINEERING INC., Hartford, USA	5	
MTU Aero Engines Erste Verwaltungs GmbH, Munich		5
MTU Aero Engines Zweite Verwaltungs GmbH, Munich		6
MTU Aero Engines Verwaltungs GmbH, Munich		6
	125,882	226
	224,706	73,226

The engine program V 2500 is handled by IAE International Aero Engines AG, Switzerland as co-operation partner.

Prior to the acquisition of MTU-M, DaimlerChrysler and MTU-M entered into hedging contracts. DaimlerChrysler's obligations resulting from these contracts until the December 31, 2003 were transferred to Forex Ltd., Great Britain.

29.2. Related persons

No group company has conducted any business which is subject to disclosure requirements with members of the managing board or the supervisory board of the company or with other members of management in key positions or with companies in whose managing board or supervisory boards these persons are represented.

This is also applicable for close family members of this group of persons.

30. Total emoluments of the managing board and supervisory board

The managing board has received total emoluments of T-Euro 3,728. The emoluments of the supervisory board amounted to T-Euro 400. By these emoluments all management functions MTU companies are settled.

Members of management and the supervisory board (1)

30.1. Members of management:

Udo Stark (since January 1, 2005) . . . . Chairman	Munich
Dr. Klaus Steffens (up to December 31, 2004) . . . . Chairman	Munich
Bernd Kessler (since August 1, 2004) . . . . Director Civil Maintenance	Munich
Dr. Michael Süß . . . . Director Technology	Munich
Reiner Winkler . . . . Director Finance, Personnel and IT	Munich

Members of management and the supervisory board (2)

30.2. Members of the supervisory board:

Johannes Huth (chairman) (since June 30, 2004) . . . . Managing Director, KKR & Co. Ltd.	London
Reinhard Gorenflos (since June 30, 2004) . . . . Managing Director, KKR & Co. Ltd.	London
Ned Gilhuly (since June 30, 2004 up to December 31, 2004) . . . . Managing Director, KKR & Co. Ltd.	London
Günter Sroka * (deputy chairman) (since July 8, 2004) . . . . Chairman of the Works Council of MTU Aero Engines GmbH	Dachau
Harald Flassbeck * (since July 8, 2004) . . . . First duly authorised representative of IG Metall Verwaltungsstelle Munich	Unterhaching
Oliver Haarmann (since June 30, 2004) . . . . Director, KKR & Co. Ltd.	London
Babette Haas * (since July 8, 2004) . . . . Head of Management Section, IG Metall Board of Directors	Frankfurt
Josef Hillreiner * (since July 8, 2004) . . . . Deputy chairman of the Works Council of MTU Aero Engines GmbH	Ried
Michael Keller * (since July 8, 2004) . . . . Service Representative of Management	Aindling
Prof. Dr. rer. nat. Walter Kröll (since June 30, 2004) . . . . President of the Helmholtz Association of German Research Centres	Cologne
Josef Mailer * (since July 8, 2004) . . . . Member of the Works Council of MTU Aero Engines GmbH (exempted from duties)	Dachau
Dr. Klaus Steffens (since January 1, 2005)	Bernried
Prof. Dr. Sigmar Wittig (since June 30, 2004) . . . . Chairman of the Managing Board of DLR Deutsches Zentrum für Luft- und Raumfahrt	Cologne

(*) *Employees' representative.*

V. SEGMENT INFORMATION

31. Obligation for segment reporting

Segment reporting is mandatory for companies whose equity or debt capital instruments are already traded on markets or which are in the process of issuing equity or debt capital instruments on public security markets. The company distinguishes between business segments and geographical segments.

The extent and content of the information to be provided with regard to the two segments is set out in the primary segment reporting format "business segment" and also in the secondary segment reporting format "geographical segment". This structure thus reflects internal reporting (management approach).

The business segment as well as the geographical segment is both subject to reporting requirements in accordance with IAS 14.35.

31.1. Notes to the segment information

31.1.1. Primary business segment (business segment)

- The segment information is based on the same accounting and valuation methods as the consolidated financial statements. Receivables and liabilities, income and expenditure as well as results between the segments are eliminated as part of the reconciliation process. Internal sales are transacted on an arm's length basis.
- The investments are additions to property, plant and equipment and intangible assets which will probably be used for more than one year. The investments are allocated to the registered offices of the company to which they belong.
- The segment assets and the segment liabilities of the segments also comprise assets and liabilities which have been used for generating current operations. The assets are allocated to the registered offices of the company to which they belong. The segment assets and the segment liabilities have been reconciled with the assets and liabilities of the company.
- The pro rata results relating to joint ventures do not contain any "pro rata at equity results" of associated companies as these investments are stated at cost because they are not significant.

31.1.2. Secondary reporting segment (geographical segment)

- With regard to the segment information according to regions, external sales are based on the registered offices of the customers. In line with the method used for internal control and reporting, the following regions are defined: Germany, Europe, North-America, South-America, Africa, Asia, others and equity capitalized financial assets.

31.2. Definition of market segments

As part of segment reporting, the activities of the company are defined in accordance with the rules of IAS 14 (segment reporting) as business segments (primary reporting format) and regions (secondary reporting format). This structure reflects internal management reporting and takes into account different risks and earnings structures of the segments.

Since January 1, 2004, the activities of the company have been split into the two following segments:

- OEM business
- Commercial MRO business
- In the "OEM business segment", the company develops, manufactures, assembles and delivers civil and military engines and components.
- In the "Commercial MRO business segment", the company maintains, repairs, and overhauls aircraft engines. Besides complete engine repairs, engine modules are completely overhauled and special repairs are carried out. The service level is also increased by technical and logistical advice, support with regard to setting up own engine overhaul capacities for airlines as well as training in the company's own premises or at the customer's premises. The range of services also includes the

"engine pool services". These services consist of providing spare motors/turbines for airlines and operators of stationary gas turbines.

In addition to aircraft engines, the "Commercial MRO business" group companies also repair and overhaul industrial gas turbines.

Eliminations between the market segments OEM business and Commercial MRO business, as well as business processes of the holding companies which cannot be directly allocated to a market segment, are stated in the consolidation column of the group's consolidated result of ordinary operations.

32. Information according to business segment

Primary reporting segment

in T-Euro	OEM business 2004	Commercial MRO business 2004	Consolidation 2004	Group 2004
Revenues with third parties	1,347,852	570,148	0	1,918,000
Inter-segment revenues	27,696	5,787	(33,483)	0
Total revenues	1,375,548	575,935	(33,483)	1,918,000
Result before financial result	80,096	2,811	(1,846)	81,061
Interests in results of joint ventures stated at equity	0	(1,830)	0	(1,830)
Segment result				
Result from ordinary activities	40,608	(2,969)	(31,187)	6,452
Capital expenditure	53,452	12,497	—	65,949
Depreciation/amortization	99,056	34,020	—	133,076
Assets	2,453,144	725,166	(459,208)	2,719,102
Liabilities	1,877,529	365,435	259,172	2,502,136
Average workforce during the year				
Industrial/commercial staff	2,005	1,160	—	3,165
Administrative staff	3,326	586	—	3,912
Employees on temporary contracts	103	77	—	180
Trainees	151	135	—	286
Students	101	38	—	139

33. Information according to geographical segment

Secondary Reporting Segment

in T-Euro	Sales 2004	Investments 2004	Assets 2004
Germany	501,416	65,209	2,618,294
Europe	233,547		
North America	986,432	740	60,755
South America	32,582		
Africa	7,129		
Asia	148,337		
Others	8,557		
At Equity capitalized financial assets (s. Page 41)			40,053
	1,918,000	65,949	2,719,102

Sales are allocated on the basis of the country in which the customer is domiciled.

The investments comprise additions of property, plant and equipment and intangible assets which will probably used for more than one year. The investments are allocated to the region where the registered office of the companies are situated.

The assets are allocated in the same way.

VI. ADDITIONAL INFORMATION ON OPERATING GROUP RESULT

in T-Euro	2004
Result before financial result, after effects of purchase price allocation	81,061
+ Depreciation/Amortization	133,076
= EBITDA after effects of purchase price allocation	**214,137**
+ Effects from hedging(a)	74,474
+ Effects from inventory valuation(b)	27,008
= EBITDA before effects of purchase price allocation	**315,619**
+ Restructuring costs(c)	6,748
+ Direct transaction costs from acquisition(d)	22,643
= EBITDA before one-off effects and effects of purchase price allocation	**345,010**
– Depreciation before purchase price allocation	(70,616)
= EBIT before one-off effects and effects of purchase price allocation	**274,394**

EBITDA is influenced by business transactions neither belonging to ordinary activities nor actually belonging to extraordinary activities. The following clarifies the calculation of EBIT and EBITDA shown above:

(a) Foreign exchange forward contracts amounting to Mio-US-Dollar 660 closed with DaimlerChrysler on December 31, 2003 were carried over to the related company Forex Ltd., Great Britain. From the perspective of the company, due to the application of the rules of business combinations unrealized profits from foreign exchange forward contracts amounting to Mio-Euro 165 were recognized as if they were realized by the acquisition; in the future, these profits will not have any impact on the company´s income statement. In view of the foreign exchange forward contracts having become due in 2004, Mio-Euro 74.5 did not have any impact on the result. Therefore, this amount is added to the EBITDA after effects of purchase price allocation.

(b) Effects from inventory valuation, mainly arising from profits in order backlog carried as assets by purchase price allocation, were added to the EBITDA.

(c) Restructuring costs mainly refer to restructuring activities of the group companies MTU Maintenance Hannover GmbH, Langenhagen, as well as MTU Aero Engines GmbH, Munich. As these costs have to be treated as one-off effects, these costs are added to the EBITDA before effects of purchase price allocation.

(d) The direct transaction costs primarily represent debt issuance costs incurred in connection with the acquisition that are not subject to capitalization. As the acquisition costs have to be treated as one-off effects, these costs are added to the EBITDA before effects of purchase price allocation.

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH IFRS

Exempting consolidated financial statements according to section 292a HGB

HGB consolidated financial statements

The consolidated financial statements of MTU Aero Engines Erste Holding GmbH have been prepared in accordance with the regulations of the IASB principles applicable on the balance sheet reference date as an exempting effect for consolidated financial statements prepared in accordance with HGB, pursuant to section 292a.

At the same time, the consolidated financial statements and the consolidated management report are consistent with the European Union directive concerning consolidated accounting (83/349/EWG), whereby this directive has been interpreted in the Standard No.1 (DRS 1) "Exempting consolidated financial statements pursuant to section 292a HGB" of the German Accounting Standards Committee e.V. (DRSC).

In order to ensure that the consolidated financial statements are equivalent to consolidated financial statements prepared in accordance with the regulations of commercial law, information and explanations required by German commercial law have also been published in addition to the information specified by IFRS.

These consolidated financial statements contain the following accounting and valuation methods which differ from German law:

- Currency receivables and liabilities have been translated using the exchange rate applicable on the reference date and resultant changes in value have been recorded in the income statement.
- Long-term provisions have been stated with their present value.
- Expense provisions are not stated.
- Deferred taxes have been stated using the balance sheet liability method; deferred tax claims from tax loss carry-forwards have been capitalized. Under IFRS an obligation generally exists for deffered taxes on all temporary differences between the fiscal estimated values and the estimated values in the company balance sheet, whereby quasi-permanent differences are also treated as temporary. For tax computation the expected future tax rate is applied based on current tax laws in effect at the balance-sheet date. Under German accounting regulations only the deferred tax liabilities and deferred taxes assets acting on consolidation are recognized.
- The assets have been capitalized and the present value of the leasing instalments of finance leasing agreements have been stated as liabilities in accordance with the allocation criteria of IAS 17.
- Pension provisions have been stated using the projected unit credit method, with due consideration being given to future salary and pension developments.
- (Derivative) financial instruments have been stated with their fair value if fair value can be reliably determined. The adjustment to the fair value is taken to the income statement, depending on the classification, or is initially recorded in other comprehensive income.
- IFRS 3 specifies that initial consolidation has to take place at the point of acquisition. In addition, IFRS 3 contains detailed regulations regarding the statement and valuation of intangible assets.
- Instead of scheduled depreciation, only non-scheduled depreciation is relevant for certain intangible assets (e.g. assets with an unlimited useful life) ("Impairment only approach").

Munich, April 26, 2005

Udo Stark   Bernd Kessler   Dr. Michael Süß   Reiner Winkler

Group Management Report of MTU Aero Engines Erste Holding GmbH, Munich, as of December 31, 2004

MTU Aero Engines Erste Holding GmbH (MTU or the company) together with its consolidated subsidiaries is one of the world's largest aircraft engine module and component manufacturers, and the leading independent provider of MRO services for commercial jet engines. The business encompasses all phases of an aero engine's life cycle, from the design, development, testing and production of new commercial and military engines and spare parts, to the provision of after-market MRO services for commercial and military aero engines.

MTU operates its business through two main units: "Commercial and Military aero engines business" and "Commercial MRO business". Through the Commercial and Military aero engines business unit, the company develops and produces commercial aero engine modules and components for commercial engine programs, and produces and provides spare parts for such engine programs. Within the military business the company develops and produces military aero engine modules and components and manufactures related spare parts. In addition, MTU provides military aero engine MRO services through this business unit. The Commercial MRO business comprises the maintenance and logistic service for commercial aero engines.

The principal customers include leading manufacturers of aero engines (known as "OEMs"), such as Pratt & Whitney and General Electric, with whom MTU closely cooperates on a number of different aero engine platforms. MTU is also a shareholder in International Aero Engines ("IAE"), a consortium that includes Rolls Royce and produces the V2500 aero engine family used on the Airbus A320 series of commercial aircraft. In addition to partnering with the large OEMs, in certain projects the company also collaborates with other engine module and component manufacturers such as Volvo Aero, ITP and Avio. MTU participates in key European military aero engine programs and, through program consortia, MTU is the main provider of aero engines to the German Armed Forces. The company is also the main provider of external aero engine MRO services to the German Armed Forces.

1. Economic environment and industry development

- Passenger- and cargo air traffic recovered in 2004
- This positively affects the commercial aero engines business and the commercial MRO business
- Military aero engines business remains stable as expected

The commercial aero engine market is affected by general economic activity, the financial condition of airlines, airline passenger and cargo traffic rates, utilization of aircraft and aircraft retirements. Specifically, demand for commercial aero engine products is closely related to demand for air transportation of passengers and air cargo. Another factor affecting demand is the size and age of the worldwide commercial aircraft fleet. Accordingly, the results for the Commercial Business unit, and in particular, sales of new engines, tend to be cyclical. In the commercial aero engine manufacturing market, new engine revenues have historically tended to lag recoveries in traffic levels as airlines typically increase the utilization of their existing fleet before ordering new aircraft. However, revenues generated from the sale of spare parts tend to be less cyclical than revenues from new engine sales, as engine modules and components need to be replaced at intervals set by engine maintenance manual instructions and aviation authorities, and spare parts revenues do not lag recoveries in traffic levels to nearly the same degree.

Operating results in the Commercial MRO unit are closely related to the amount of maintenance activity carried out on aero engines. As a result, the revenue generated by the Commercial MRO unit is affected by the number of commercial aircraft flights and hence, indirectly, by general economic conditions worldwide. However, a significant portion of aero engine MRO work is required at normal intervals set by engine maintenance manual instructions and aviation authorities, rather than being solely dependent upon flight activity. As a result of these regular maintenance requirements, the commercial MRO market tends to be less cyclical than the commercial aero engine sales market, and revenues in the Commercial MRO unit are therefore generally more predictable than revenues generated from the Commercial Business unit.

In line with the overall aero engine industry, the Commercial Business unit and Commercial MRO unit experienced a period of growth up to 2001 which, following the terrorist attacks of September 11, 2001, was followed by a decline in revenues related to weak global economic conditions and a decline in airline passenger and cargo traffic. Subsequent world events, including the war in Iraq and the outbreak of SARS, exacerbated this trend. Recent data from industry sources point to a recovery in world international passenger traffic and global cargo traffic, with 2004 traffic levels exceeding the previous peak traffic levels of 2000. During 2004, passenger traffic (measured in revenue passenger kilometers) grew by 15.3%, and cargo traffic (measured in freight ton kilometers) grew by 13.4%, each as compared to 2003, according to the IATA.

The military aero engines business is characterized by long term alliances to develop and manufacture military aero engines. Purchase quantities are decided at the beginning of the aero engine program. Development, production and delivery of the engines then last over a number of years. This business is stable as expected, driven by the production of the new Eurofighter aero engine EJ200 and the development of the TP400 aero engine for the future Airbus A400 transport aircraft, which offset the reduction in the spare parts and maintenance business for the Panavia Tornado aero engine RB199 (used by most strike forces, including the German Armed Forces, and is now being replaced by the Eurofighter).

2. Accounting notes

The consolidated financial statements of MTU were prepared according to the International Financial Reporting Standards (IFRS), and reflecting the interpretation of the International Financial Reporting Interpretations Committee. The companies included in the consolidated financial statements are listed under Item I. 2. (Group of consolidated companies). The business of MTU Aero Engines GmbH is consolidated in the financial statements from January 1, 2004.

Tables included in this management report show the results of MTU under the captions "2003", "2004" and "2004 adjusted". The results of 2003 and 2004 are audited. The 2004 adjusted figures are adjusted to eliminate the effects of Purchase Accounting and are unaudited.

To enhance comparability, the discussion of the results and the cash flows are presented with prior year financial figures, identified as "2003 adjusted". These are the consolidated figures of the former MTU Aero Engines GmbH and are derived from the audited German GAAP consolidated financial statement as at December 31, 2003. The adjusted financial figures are unaudited.

The discussion of the balance sheet is based on audited figures, comparing the balance sheet as at December 31, 2004 to the balance sheet as at January 1, 2004 (see Notes, Item I.1.3. (Company acquisition)).

The requirements of §292a HGB for an exempting consolidated financial statements are fulfilled.

3. Special effects, with impacts on the business development and on the presentation of the financial situation of MTU

- The acquisition of MTU Aero Engines GmbH has numerous effects on the financial results
- Exchange rate effects have a significant impact on the results of the company
- In connection with the development of new aero engine programs the company incurred significant R&D expenses

Acquisition of MTU by funds managed by KKR

During 2004 funds managed by Kohlberg Kravis Roberts & Co. (KKR) acquired MTU Aero Engines GmbH from DaimlerChrysler ("the Acquisition"). MTU purchased all shares of MTU Aero Engines GmbH with effect of January 1, 2004. The impact of the acquisition is explained below.

a) "Purchase Accounting"

The Acquisition was accounted for using purchase accounting under IFRS. In applying purchase accounting the purchase price paid for the shares of MTU Aero Engines GmbH was allocated to the assets and liabilities acquired, valuing these at their fair market value. The use of purchase accounting under IFRS has had a material effect on the financial results since the acquisition. The principal effects are:

- The present value of future profits from engine programs in the amount of € 377.5 million was capitalized as an intangible asset. In future financial years the results will be affected by the annual amortization. The amortization is calculated based on the remaining useful life of each engine program. In addition, certain other assets (program independent technology and customer relationships) were capitalized.
- Unrealized profits in the amount of € 166.0 million arising from forward exchange contracts, which were otherwise accounted for as cash flow hedges, were treated as having been realized by the Acquisition and hence do not subsequently affect income.
- Provisions in the amount of € 145.5 million for development obligations on the engine programs in the development phase, principally GP7000 and PW6000, were credited. These costs will not burden the results of future financial years.
- Tangible assets were revalued to reflect fair market values. This led to an increase of intangible assets of € 145.1 million. Based on the expected useful lives of the assets the additional depreciation amounts to € 47.2 million for 2004. In the next three years the additional depreciation expected amounts to € 39.7 million, € 25.0 million and € 13.2 million respectively. The remaining carrying amount of € 20.0 million will be expensed over the next 10 years.
- The value of inventory was increased in the amount of € 29.7 million to treat a portion of the profit associated with purchase orders as having been realized by the acquisition. This led to an additional expense of € 29.7 million as all such inventories were sold in financial year 2004.

The remaining difference in the amount of € 380.6 million was capitalized as goodwill.

b) Financing of the Acquisition

In connection with the acquisition, MTU took on significant indebtedness, which impacts the financial results of the company. This is explained in detail in the section “Explanations to the financial situation”.

Exchange rate fluctuations

MTU conducts transactions in currencies other than the euro, particularly in dollars. Therefore the results are affected by fluctuations in the value of the Euro against the US-Dollar and other currencies. Comparing the average exchange rate in 2004 of €1.00 to $1.2438 and the rate in 2003 of €1.00 to $1.1304, the value of the Euro against the US-Dollar has increased by 10% between such periods. As a result, revenues and operating margins have been adversely affected, as most of the revenues in the commercial OEM business and in the commercial MRO business are denominated in US-Dollars, and a substantial portion of the expenses are denominated in Euro. In order to mitigate to some degree the effect of exchange rate fluctuations on the operating results, the company enters into foreign exchange forward contracts on a regular basis. In the year ended December 31, 2004, the gross foreign exchange exposure to the US-Dollar (the difference between US-Dollar inflows and US-Dollar outflows other than US-Dollar-denominated interest payments and debt repayments) was approximately $493 million, and, after taking into account US-Dollar outflows attributable to scheduled debt repayments and prepayments, including interest and fees, the net US-Dollar exposure was $195 million. As of December 31, 2004, MTU had entered into euro/dollar forward foreign exchange contracts with a notional amount of $195 million at an average rate of $1.2553.

Over the last few years MTU has followed a policy with regard to managing the foreign exchange exposures pursuant to which the company regularly forecasts the difference between expected US-Dollar-denominated cash inflows and US-Dollar-denominated cash outflows for the next twelve quarters.

The amounts that are hedged for the years 2004 and 2005 took into consideration the required repayments and anticipated prepayments of the Senior Facilities Agreement that were incurred to finance the Acquisition, which were partially denominated in dollars, as well as payments of interest and fees in dollars.

In light of the cost of forward contracts and these anticipated payments MTU made an exception from its policy by not entering into forward exchange contracts for the seventh and eighth quarters following December 31, 2004.

At the time of the Acquisition, MTU Aero Engines had foreign exchange forward contracts with DaimlerChrysler covering a nominal amount of $660 million, with a market value (net present value) of approximately € 161 million based on the then prevailing exchange rate of €1.00 = $1.25. These contracts were scheduled to settle over the years 2004–2006 and, applying the average US-Dollar/Euro exchange rate for 2003, would have contributed approximately € 75 million, € 61 million and € 30 million to MTU’s earnings in 2004, 2005 and 2006, respectively, because they would have recognized gains in those amounts upon the settlement of the foreign exchange forward contracts.

Although at the time of the acquisition MTU continued to benefit economically from the hedges, MTU was required to attribute a portion of the purchase price paid to the market value of the hedges and to treat the associated unrealized profits as having been realized by the Acquisition. Consequently, the above amounts are not subsequently realized in the consolidated results as gains.

As part of the acquisition, the counterparty to these foreign exchange forward contracts, DaimlerChrysler, transferred its obligations to one of the company's affiliates, Blade Forex UK Ltd. (“Blade Forex”). DaimlerChrysler paid Blade Forex € 161 million for assuming its obligations, and Blade Forex loaned this amount plus an additional € 1 million to MTU. As the forward exchange forward contracts matured, MTU recognized a receivable from Blade Forex, which was then offset against the loan, thus reducing MTU’s indebtedness.

During the first quarter of 2005, the company terminated the foreign exchange forward contracts that were transferred from DaimlerChrysler at the time of the Acquisition and that remained in effect. At the time of termination, these contracts covered a nominal amount of $320 million with a market value of € 71 million.

For hedges of foreign exchange exposure taken out since the Acquisition, MTU applies hedge accounting in relation to its forward contracts. As a result any gain or loss from these contracts is recognized in the period when the hedged transaction is realized.

Research and development

As part of the development of new aero engine programs, the company is required to make substantial expenditures on research and development. In addition, MTU is required to invest in specialized tools and equipment for the production of new aero engine modules and components.

IFRS accounting rules require that development expenditures that are directly related to the development of an aero engine program are capitalized and subsequently amortized over the period over which the company expects to earn revenues from the aero engine program. The rate of amortization, which starts at the time of the delivery of the first engine, is proportionate to the rate at which revenues are earned relative to estimates of total revenues from the aero engine program.

IFRS purchase accounting rules required that, effective as of January 1, 2004, MTU reflects on its balance sheet a provision (the "R&D provision") relating to the development expenditure commitments for the engine programs GP7000 and PW6000. As funds are expended to satisfy these commitments, a utilization of the R&D provision is recorded rather than capitalizing the related amount on the balance sheet or recording an expense in the income statement.

For the years ended December 31, 2003 and 2004, MTU spent € 171.1 million and € 155.8 million, respectively, on Company-funded research and development, of which € 122.8 million in 2003 was capitalized. € 98.2 million of the research and development expenditure during 2004 was accounted for by the partial utilization of the R&D provision. Had MTU not been required to apply IFRS purchase accounting rules, this amount would have been capitalized. As of December 31, 2004, € 52.1 million of the R&D provision remained on the balance sheet, consisting of a € 31.2 million current provision and a € 20.9 million non-current provision. The current provision has further declined to €23.4 million as at March 31, 2005.

All of the amounts capitalized or recorded through the partial utilization of the R&D provision reflect development costs relating to the GP7000 and PW6000. Developing these two major new aero engines during the same period caused the total research and development expenditures over the period from 2002 to 2004 to peak in 2003, when Company-funded research and development expenditures totaled 8.8% of revenues. In 2004, Company-funded research and development expenditures were 8.1% of revenues. These aero engine programs are nearing the completion of their development phases, and MTU therefore expects Company-funded research and development expenditures to decline in the near term, in both absolute terms and as a percentage of revenue.

4. Discussion of the development of the business and the results of the company

- MTU achieved, compared to the prior year, stable revenues.
- The income, adjusted for non-recurring effects, has significantly increased.

Income statement

in M-Euro	2003	%	2003 adjusted	%	2004	%	2004 adjusted	%
	Year ended December 31,							
Revenues	—	—	1,952.2	100	1,918.0	100	1,992.5[1]	100
Cost of sales	—	—	(1,569.2)	80	(1,627.6)	85	(1,538.1)[2]	77
Gross profit	—	—	383.0	20	290.4	15	454.4	23
Research and development expenses	—	—	(48.3)	2	(57.7)	3	(57.7)	3
Selling and administrative expenses	(0.0)	—	(131.0)	7	(155.6)	8	(155.6)	8
Other operating income	(0.0)	—	(0.3)	—	4.0	—	4.0	—
Result before financial result	(0.0)	—	203.4	10	81.1	4	245.1	12
Financial result	(0.3)	—	(46.9)	2	(74.6)	4	(74.6)	4
Result from ordinary activities	(0.3)	—	156.5	8	6.5	—	170.5	9
Income tax	—	—	(93.3)	5	(6.3)	—	(6.3)	—
Minority interest (share of loss)	—	—	—	—	—		—	
Net income	(0.3)	—	63.2	3	0.2	—	164.2	8

(1) *Revenues adjusted for gains from derivatives, which would have been recorded but for purchase price accounting.*

(2) *Revenues adjusted to eliminate effects of purchase price accounting, in particular depreciation and amortization in the amount of € 62.5 million and revaluation of inventories (+ € 27.0 million).*

Order Backlog

The order backlog consists of firm purchase orders, i.e. orders MTU is obliged to deliver, and the customers are obliged to accept and pay for the products or services. Order backlog is calculated as follows:

- Order backlog includes all orders that have been made directly to MTU by a customer or issued by the ultimate customer of the leading partner of a RRSP or made by the customer of a military engine consortium.
- Backlog with respect to commercial engine sales is recorded at list price and does not reflect concessions (which are reflected in cost of sales).
- Commercial MRO backlog relates to purchase orders issued in relation to engines delivered for servicing. Not included in the order backlog are estimated future orders under long term service agreements or "Fly-by-Hour and Power by the Hour" contracts based on estimated flight hours for the life of the contract. As a result, the Commercial MRO order backlog is relatively low.
- Once the revenue is recognized, an equivalent amount is deducted from order backlog.

For military programs, the customers typically commit to purchase a fixed number of aero engines at the time the production contract is signed, and the company therefore records as order backlog the entire contract value upon signing. As a result, the military business order backlog with respect to purchase orders relating to a specific engine is reduced over a long period of time, reflecting the delivery schedule agreed with the respective customer. In contrast, purchase orders for commercial engines are received from time to time, and are often concentrated around the launch of a new engine or during periods of particularly intense marketing. Spare parts orders are often filled in the period in which the order is received, and therefore the order backlog generally does not include substantial amounts for spare parts.

The order backlog is summarized in the table below:

Order Backlog

in M-Euro	Year ended December 31, 2003 adjusted	2004
Commercial and Military Business Segment	2,921.7	3.236,6
Of which:		
Commercial Business	1,679.1	1,519.3
Military Business	1,242.6	1,717.3
Commercial MRO Segment.	137.9	171.7
Total	3,059.6	3,408.3

On December 31, 2004, the order backlog amounted to € 3,408.3 million (previous year € 3,059.6 million). This increase reflects, among other factors, the order entry for Tranche 2 of the EJ200 engine in December 2004.

Revenues

Compared to the previous year, revenues in 2004 decreased by € 34.2 million, or 1.8%, to € 1,918.0 million On an adjusted basis to eliminate the effects of purchase accounting, revenues in 2004 increased by € 40.3 million (2.1%) compared to 2003 to € 1,992.5 million.

While the commercial business began to benefit from the economic recovery in 2004, revenues in 2004 decreased by € 64.2 million, or 8.5%, from € 944.1 million in 2003 to € 879.9 million in 2004 due to adverse exchange rate developments. On an adjusted basis to eliminate the effects of purchase accounting, the commercial business revenues were € 954.4 million in 2004. Revenues from sales of modules and components for new engines remained stable despite adverse dollar exchange rates (at actual exchange rates). Revenues from sales of spare parts decreased in 2004, mainly due to adverse U.S. dollar exchange rates. Using the average Euro/US-Dollar exchange rate from the prior year, revenues from spare parts sales in 2004 would have increased. The major new engine programs contributing most to sales of modules and components for new aero engines were the V2500, the PW2000 and the CF6. The major engine programs contributing most to spare parts sales were the CF6, the PW2000, the V2500 and the JT8D-200.

Military business revenues increased by € 46.9 million, or 10.5%, to € 495.7 million in 2004 from € 448.8 million in 2003 mainly due to revenue recognized in respect of the TP400 engine program, the commencement of the EJ200 engine series production and the entry into production of the MTR390 aero engine. This increase was partially offset by a decline in revenue related to the RB199 engine program due to the on-going phasing-out of the Panavia Tornado, the postponement of the Cooperative Model for the RB199 (pursuant to which MTU provides comprehensive MRO, logistical and support services to the German Armed Forces), and a decline in military MRO business with Saudi Arabia.

Commercial MRO revenues decreased by € 15.8 million, or 2.7%, from € 591.7 million in 2003 to € 575.9 million in 2004. The decrease in Commercial MRO revenues was principally due to reduced sales at MTU Canada as a result of the bankruptcy of Air Canada, as well as to adverse exchange rate movements. MRO sales at MTU Canada declined to € 27.8 million in 2004 from € 53.0 million in 2003 as a result of the bankruptcy of Air Canada. Although MTU Hanover lost its largest customer when Federal Express cancelled its contracts effective June 2003, they succeeded in replacing the lost business with a number of contracts with other customers, including Saudi Arabian Airlines and Atlas Air.

Earnings before interest and tax

Earnings before interest and tax, adjusted for non-recurring effects and development expenses increased by € 176.2 million or by 53.4% compared to 2003.

Taking into account comparable depreciation and amortization (in total € 133.1 million of which € 62.5 million result from purchase accounting) an EBITDA (Earnings before Interest, Tax, Depreciation and Amortization) of € 246.8 million exceeds the prior year value of € 175.8 million by 40.4%.

EBIT and EBITDA are used as profit measures for internal reporting and controlling. The derivation of those measures is shown in the following table:

EBIT/EBITDA Calculation

in M-Euro	Year ended December 31, 2003 Adjusted	2004
EBIT	203.5	81.1
Adjustments for purchase accounting:		
Hedging gains		74.5
Inventory valuation		27.0
Increase in depreciation (fair value)		62.5
EBIT before purchase accounting	203.5	245.1
Adjustments for non-recurring effects and R&D expenses:		
Capitalized development expenses	(122.8)	(98.2)
Restructuring expenses	34.2	6.7
Direct transaction costs		22.6
Adjusted EBIT	114.9	176.2
EBITDA	264.4	214.2
Adjustments for Purchase Accounting:		
Hedge effects		74.5
Inventory valuation		27.0
EBITDA before Purchase Accounting	264.4	315.7
Adjustments for non-recurring effects and R&D expenses:		
Capitalized development expenses	(122.8)	(98.2)
Restructuring expenses	34.2	6.7
Direct transaction costs		22.6
Adjusted EBITDA	175.8	246.8

The increase in EBITDA 2004 compared to 2003 is primarily due to lower development costs for the engine programs GP7000 and PW6000, the successful improvement in operating efficiency and cost reduction related to the Impact 100 program as well as higher revenues in the military engine business, driven by the Eurofighter program.

Segment and business unit data

MTU is organised in two segments, the "commercial and military engine business" and the "commercial MRO business". Revenues are reported for three business units, commercial engine and commercial maintenance business as well as military engine business as shown below. Also included are adjustments to eliminate the effects of purchase accounting.

	Year ended December 31,							
in M-Euros except percentages	2003	%	2003 adjusted	%	2004	%	2004 adjusted	%
Revenues	—	—	1,952.2	100	1,918.0	100	1,992.5	100
Thereof:								
Commercial and Military engine business (before consolidation)	—	—	1,392.9	71	1,375.6	72	1,450.1	73
Thereof:								
Commercial engine business	—	—	944.1	48	879.9	46	954.4	48
Military engine business	—	—	448.8	23	495.7	26	495.7	25
Commercial MRO business (before consolidation)	—	—	591.7	30	575.9	30	575.9	29
Consolidation	—	—	(32.4)	(2)	(33.5)	(2)	(33.5)	(2)
Cost of sales	—	—	(1,569.2)	100	(1,627.6)	100	(1,538.1)	100
Thereof:								
Commercial and Military engine business	—	—	(1,056.2)	67	(1,117.6)	69	(1,047.8)	68
Commercial MRO business	—	—	(549.0)	35	(543.5)	33	(523.8)	34
Consolidation	—	—	36.1	(2)	33.5	(2)	33.5	(2)
Gross Profit	—	—	383.1	100	290.4	100	454.4	100
Thereof:								
Commercial and Military engine business	—	—	336.7	88	258.0	89	402.3	89
% Margin	—	—	24.2%		18.8%		27.7%	
Commercial MRO business	—	—	42.7	11	32.4	11	52.1	11
% Margin	—	—	7.2%		5.6%		9.0%	
Consolidation	—	—	3.7	1	0.0	—	0.0	—

5. Discussion of the financial situation

- During 2004 MTU was able to significantly reduce the level of indebtedness, incurred in connection with the acquisition

Cash flow

in M-Euro	Year ended December 31, 2003 adjusted	2004
Net income	63.3	0.2
Depreciation and amortization	60.8	133.1
Change in provisions	7.5	(35.6)
Change in working capital	58.7	(22.5)
Capitalized R&D	(122.8)	—
Change in deferred taxes	39.1	(2.4)
Change in other items	0.2	0.1
Cash flow from operating activities	106.9	72.9
Cash flow from investing activities(1)	(93.5)	(59.9)
Cash flow from financing activities(2)	(286.1)	(190.3)
Change in cash	(272.6)	(177.2)

(1) *Excludes of the outflow of funds for the payment of the purchase consideration in amount of € 766.6 million.*

(2) *Excludes of the inflow of funds, from third party debt for the financing of the acquisition (€ 766.6 million).*

a) Cash flow from operating activities

Net cash flow from operating activities in 2004 was € 72.9 million, a decline by € 34.0 million compared to the net cash flow generated in 2003 (€ 106.9 million). The decrease in 2004 mainly reflects higher net income in 2003, cash outflows for the acquisition in 2004 (€ 41.8 million) and significantly higher interest payments of € 24.5 million in 2004. Net income 2004 was negatively influenced by restructuring costs of € 6.7 million, which decreased compared to 2003 (€ 34.2 million). Higher depreciation and amortization affected net income 2004, caused by the write-up of assets to fair value from the Acquisition, which are not influencing the cash flow.

The other key item affecting cash flow from operating activities in 2004 was the increase in receivables following the deferral of a substantial payment by a customer, which caused working capital to increase by € 22.5 million.

b) Cash flow from investing activities

In the year ended December 31, 2004, the company used net cash for investing activities in the amount of € 59.9 million, reflecting gross outflows for capital expenditure in the amount of € 65.9 million reduced by inflows from assets disposals of € 6.1 million. Furthermore, MTU has significantly invested in information technologies for the improvement of production procedures.

In the year ended December 31, 2003, the company used net cash for investing activities in the amount of € 93.5 million. These comprise capital expenditures mainly in intangible and tangible assets (€ 83.2 million) as well as in other assets mainly an asset acquired under a finance lease for MTU-Hannover (€ 16.3 million), partially offset by proceeds from asset disposals and repayments of € 6.6 million

The presentation of cash flows from investing activities above does not reflect the outflow in the amount of € 766.6 million in 2004, representing the purchase consideration.

c) Cash flow from financing activities

In its financing activities, MTU used net cash of € 190.3 million in 2004 and € 286.1 million in 2003. The financing activities in 2004 were mainly the repayment of approximately € 201 million of the senior facilities agreement entered into to finance the Acquisition. Financing activities in 2003 consisted almost entirely of dividend payments and other profit transfers made to the DaimlerChrysler Group.

The presentation of the cash flow from financing activities above excludes the cash flow from financing the acquisition in the amount of € 766.6 million.

Net financial debt

The following table shows the company's net debt as of January 1, 2004 compared to December 31, 2004.

in M-Euro	January 1, 2004	December 31, 2004
Senior Notes (incl. interest)		280.7
Senior Debt/Mezzanine Debt(1)	672.7	186.1
Vendor Loan	175.0	185.5
Finance Lease	54.2	51.9
Debts due to related companies(2)	234.4	162.4
Total Financial debt	1,136.2	866.6
Cash funds	205.6	28.5
Net financial debt	930.5	838.1

(1) *Including Senior Facility, Mezzanine Loan and a loan from Province of British Columbia.*

(2) *Including shareholder's loans, Forex loan and other group loans.*

In connection with the Acquisition, the company entered into a senior facilities agreement, which provided for facilities of up to € 620 million, of which € 420 million were drawn down as of January 1, 2004. In March 2004, MTU Aero Engines Investment GmbH, one of MTU's subsidiaries, issued an 8.25% senior note with total principal amount of € 275 million, which is due in 2014 (the "Senior Notes"). The company used proceeds from the issuance of the Senior Notes to pre-pay € 33.7 million of the outstanding amounts under this senior facilities agreement and to repay all amounts outstanding under the mezzanine bridge facility. In 2004, the company also pre-paid an additional € 201.4 million of indebtedness under the senior facilities agreement.

In connection with the acquisition of the company, the company received a "vendor note" as well as a shareholder loan from Blade Lux Holding II S.a.r.l. For both loans interest accrues during the term of the loan, and is only payable on maturity.

As described above, a further loan was provided to the company by Blade Forex in connection with the acquisition, related to forward foreign exchange contracts, existing at the time of the acquisition between the company and the DaimlerChrysler Group.

6. Explanations to the financial situation and the balance sheet structure

In 2004, total equity and liabilities decreased by € 196.4 million, primarily due to financing activities.

Fixed assets decreased by € 74.7 million. As a result of planned depreciation and amortization and exchange rate effects intangible assets declined by € 16.1 million. Planned depreciation of tangible assets (€ 105.7 million) exceeded capital expenditure of € 55.0 million, affected by higher depreciation as a result of asset write-ups from purchase accounting.

Financial assets decreased by € 4.6 million. A portion of this reduction is attributable to exchange losses from joint ventures accounted for using time equity method as well as redemption of non-current loans.

Realization of foreign exchange contracts led to a decrease in other non-current receivables by € 51.6 million.

Higher Prepayments more than offset the increase in inventories in the military business, which was mainly due to the series production of the first tranche of the EJ200. The increase in MRO-inventories is due to increased order intake.

The increase in trade receivables results from the short-term deferral of payments by customers at the end of 2004, subsequently received in the first quarter of 2005. Cash and cash equivalents of € 28.5 million at the end of 2004 reflect the two voluntary prepayments of senior facilities.

Equity increased by € 15.8 million (7.8%) substantially due to reclassification of unrealized profits from forward foreign exchange contracts to accumulated earnings, without affecting earnings.

Planned allocations to pension accruals were made; there were no changes in the company pension plan.

Reductions in other accruals primarily results from the use of accruals for contractual development obligations for the GP7000 and PW6000 engine programs. Employee related accruals increased due to variable remuneration.

The increase in trade payables is mainly due to program specific payables in the commercial and military aero engine business.

Increased prepayments mainly arise from the military aero engine business.

7. Employees

The following table presents an overview of employees per division:

Staff	December 31, 2004 Number	December 31, 2003 adjusted Number	Change adjusted Number
Commercial and Military OEM Business	5,469	5,985	(516)
Commercial MRO Business	1,948	2,027	(79)
Total	7,417	8,012	(595)

Due to the need for structural adjustments in MTU Aero Engines GmbH, MTU's management and workers' council agreed on a plan to reduce employee numbers. This plan is scheduled to run until the beginning of 2005. It is based on voluntary agreements to terminate existing employee contracts. Additionally, the Company offers placement services which have been successful (placement rate >90%).

Apart from MTU Aero Engines GmbH, MTU Maintenance Hannover has also agreed a plan to reduce employee numbers. Other subsidiaries have reduced staff, while few new employees were taken on. The number of trainees remained on the level of 2003.

8. Risks of future developments

- The business of MTU Aero Engines is subject to various market risks
- To identify and manage these risks as far as possible, the company maintains a group-wide Risk-Management System
- Further, the company is potentially exposed to catastrophe risks against which it maintains extensive insurance coverage
- Exchange rate risks are managed through systematic US-Dollar hedging activities

Risk-Management

MTU operates in a highly competitive environment with the commercial aero engine business being exposed to a considerable degree of fluctuations caused by air transportation demand and the financial condition of the civil aviation industry.

A significant portion of our commercial engine revenues are derived from RRSP contracts. These contracts may expose us to significant risks, including a lack of control over the activities convered by the risk-and-revenue-sharing program and losses arising from up-front design and development costs, cost overruns, warranties, guarantees and penalties. MTU is therefore highly dependent on some of its business partners. For example, significant disruption in supply from key vendors could delay production. Currency exchange volatility, especially of the US-Dollar against the EURO, impacts the financial situation. The governmental sector business is highly dependent on the German Federal and other European countries governmental defense budgets. Exports of military engines are subject to legal export restrictions. The success of MTU depends both in the commercial and in the military business on research and development activities and it is not certain that these activities fulfill the customer requirements with regard to time and cost factors.

The Risk Management function which reports directly to the board of management, is responsible for monitoring, assessing and mitigating these risks. Risks are identified and mitigation strategies are defined systematically on a regular basis by means of guidelines common to all MTU entities. Through certified environmental management (DIN EN ISO 14 001) the companies aim to minimize environmental risks.

Market risks

In order to offset the effect of fluctuations in the commercial aircraft market, MTU is focusing on expanding its range of products and services for the existing market. Some degree of self mitigation comes from the mutually offsetting effects of the aviation industry market cycles on the one hand and the maintenance services and spare parts business cycles on the other hand. Market risks are also mitigated by the wide range of products and services for virtually all performance classes of aero engines and stationary gas turbines.

Catastrophe risks

In the governmental sector, MTU's product liability risks are generally covered by specific liability exemptions. Substantial insurance coverage has been taken out to cover other product liability exposure, in particular emanating from the commercial business, including third party aviation risk. Other risks which could threaten the existence of the group, such as fire and interruption of business are also insured, whereby an excess amount of € 0.25 million is applicable since 2004. There is no coverage against the risk of terrorist attacks due to prohibitively high premiums.

Exchange rate risks

Exchange rate risks relate primarily to US dollar denominated export surpluses of MTU and domestic subsidiaries located in the US-Dollar territory. MTU hedges a significant portion of its net exposure from US dollar receipts and payments by means of foreign exchange forward contracts. Currency hedges are in place covering anticipated exposure up to the year 2006. A further mitigation of the US-Dollar-exposure comes from bank financing partly transferred to US-Dollar and related currency swaps for interest payments.

9. Significant events subsequent to the balance sheet date

In February 2005 MTU voluntarily prepaid € 79.2 million of its debt under the Senior Facilities Agreement. In March 2005 the company entered into a new revolving credit facility agreement, which replaced the Senior Facilities Agreement. At the same time, the company repaid the remaining € 48.9 million of bank liabilities.

Under the credit facility, the company has € 250 million available to finance working capital or for other purposes.

Additionally, the remaining foreign exchange forward contracts entered into prior to the acquisition were terminated and the loan to Blade Forex, which originated from the foreign exchange forward contracts, was cancelled.

10. Prospects for the financial year 2005

Recent data from industry sources point to a recovery in world international passenger traffic and global cargo traffic, with 2004 traffic levels exceeding the previous peak traffic levels of 2000. During 2004, passenger traffic (measured in revenue passenger kilometers) grew by 15.3%, and cargo traffic (measured in freight ton kilometers) grew by 13.4%, each as compared to 2003, according to the IATA. This trend continued during the first two months of 2005, with passenger traffic growing by 7.3% and cargo traffic by 6.5%. The company would expect that if this trend continues, the higher passenger and cargo traffic volumes will contribute positively to the company's business. MTU expects that this positive impact will be experienced most quickly in the Commercial MRO unit, as more take-offs, landings and flight hours makes engines require more extensive and more frequent maintenance.

Despite the difficult market in the period from 2001 to 2003 the company made significant investments in research and development. During this period the development phase of important engine programs, like the GP7000 and the PW6000 reached their peak. In 2004, the R&D activities with regard to GP7000 and PW6000 decreased and the company expects a further decline when both programs pass from the development phase into the production phase. The R&D expenses for these programs are covered by a provision accrued in course of the Purchase Accounting. As a result, the decline in development expenses has no significant impact on the expected results. However, adjusted EBITDA (in which self financed development costs are expensed) will be influenced positively.

Munich, April 26, 2005

Udo Stark   Bernd Kessler   Dr. Michael Süß   Reiner Winkler

The consolidated financial statements include forward-looking statements relating to the development of the Company and its subsidiaries. Forward-looking statements are based on current estimates made by us to the best of our knowledge. Such forward-looking statements are based on assumptions and current factors and are subject to risks and uncertainties, the non-occurrence or occurrence of which as far as not described under item 8 of the group management report ("Risks to Future Development of the Company") could cause our actual results, including our financial condition and profitability, to differ materially from or be more negative than those expressly or implicitly assumed or described by such forward-looking statements.

Auditors' report:

Independent auditors' report for fiscal year 2004

The following auditors' report (*Bestätigungsvermerk*) was issued in the German language in accordance with § 322 HGB (German Commercial Code) on the IFRS Consolidated Financial Statements 2004 and the relevant group management report (*Konzernlagebericht*), all of which were prepared in the German language.

The audit of and the auditors' report on the group management report (*Konzernlagebericht*) are compulsory under German law and German Professional Auditing Standards. Auditing standards generally accepted in the United States (US GAAS) or International Standards on Auditing (ISA) do not require such an audit. Accordingly the auditors' report on the management report is not to be considered to be issued under US GAAS or ISA.

INDEPENDENT AUDITORS' REPORT

We have audited the consolidated financial statements, comprising the income statement, the balance sheet, the statement of changes in shareholders' equity and the statement of cash flows as well as the notes to the financial statements prepared by MTU Aero Engines Erste Holding GmbH, Munich, for the business year from 1 January to 31 December 2004. The preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) are the responsibility of the Company's management. Our responsibility is to express an opinion whether these consolidated financial statements are in accordance with IFRS based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer. Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with International Financial Reporting Standards.

Our audit, which also extends to the group management report prepared by the Company's management for the business year from 1 January to 31 December 2004, has not led to any reservations. In our opinion on the whole the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from 1 January to 31 December 2004 satisfy the conditions required for the Company's exemption from its obligation to prepare consolidated financial statements and the group management report in accordance with German law.

Munich, 27 April 2005

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Signed: Müller Wirtschaftsprüfer [German Public Auditor]	Signed: Dr Reitmayr Wirtschaftsprüfer [German Public Auditor]

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Consolidated Financial Statements

Annual Report 2003
(audited)

prepared in accordance with
German Commercial Code

MTU Aero Engines GmbH,
München

MTU Aero Engines GmbH

CONSOLIDATED BALANCE SHEET

in T-Euro	Notes	December 31, 2003		December 31, 2002
ASSETS				
Non-current assets				
Intangible assets	(1)	47,575		54,380
Property, plant and equipment, net	(2)	212,771		208,348
Financial assets	(3)	45,897		281,995
			306,243	544,723
Current assets				
Inventories	(4)	419,773		445,099
Advance payments received	(5)	(288,053)		(255,129)
		131,720		189,970
Receivables	(6)	316,309		696,548
Other assets	(7)	20,495		13,379
Cash and cash equivalents	(8)	4,633		14,246
			473,157	914,143
Prepaid expenses and deferred taxes	(9)		5,985	3,610
			785,385	1,462,476
SHAREHOLDER'S EQUITY AND LIABILITIES				
Shareholder's Equity				
Capital stock	(10)	80,068		80,068
Additional paid-in-capital	(11)	0		13,559
Retained earnings	(12)	(501,918)		(22,280)
			(421,850)	71,347
Accrued liabilities				
Accrued pension liabilities	(13)	255,373		234,653
Other accrued liabilities	(14)	596,700		691,751
			852,073	926,404
Liabilities				
Advance payments received	(15)	34		69,970
Financial liabilities	(16)	12,171		11,974
Trade liabilities	(17)	179,608		207,161
Other liabilities	(18)	163,349		175,607
			355,162	464,712
Deferred Income			0	13
			785,385	1,462,476

MTU Aero Engines GmbH

CONSOLIDATED STATEMENT OF INCOME

in T-Euro	Notes	2003	2002
Revenues	(19)	1,939,982	2,296,861
Cost of sales	(20)	1,699,781	1,980,258
Gross margin		240,201	316,603
Selling expenses	(21)	81,389	73,704
General administrative expenses	(22)	49,510	44,569
Other operating income	(23)	99,133	170,152
Other operating expenses	(24)	93,777	126,004
Financial result	(25)	(768)	14,445
Income from ordinary activities		113,890	256,923
Extraordinary income	(26)	2,337	0
Extraordinary items, net		2,337	0
Income taxes	(27)	49,460	59,739
Net income before profit and loss transfer agreement		66,767	197,184
Expense for profit transfer	(28)	535,124	220,098
Loss after profit and loss transfer agreement		(468,357)	(22,914)
Translation differences		356	3,054
Transfer from retained earnings		468,001	19,860
Transfer from additional-paid-in-capital		13,559	0
Distribution of additional-paid-in-capital		13,559	0
Unappropriated profit of MTU Aero Engines		0	0

MTU Aero Engines GmbH

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

in T-Euro	Capital Stock	Additional Paid-In-Capital	Retained Earnings	Shareholders Equity	Minority Interest	Total Equity
Balance at January 1, 2002	80,068	13,559	9,458	103,085	0	103,085
Dividends paid			(220,098)	(220,098)		(220,098)
Translation adjustments			(8,824)	(8,824)	0	(8,824)
Net Income			197,184	197,184	0	197,184
Balance at December 31, 2002	80,068	13,559	(22,280)	71,347	0	71,347
Dividends paid		(13,559)	(535,124)	(548,683)		(548,683)
Translation adjustments			(11,281)	(11,281)		(11,281)
Net Income			66,767	66,767		66,767
Balance at December 31, 2003	80,068	0	(501,918)	(421,850)	0	(421,850)

MTU Aero Engines GmbH

CONSOLIDATED STATEMENT OF CASH FLOW

in T-Euro	2003		2002	
Net income excluding extrordinary items		64,430		197,184
Non-cash income and expenses		(1,496)		(48,427)
Depreciation/write-downs/write-ups on non-current assets	61,018		58,174	
Profit/loss from associated companies	11,878		256	
Change in accrued pensions	20,720		18,629	
Change in other accrued liabilities	(95,051)		(125,488)	
Change in deferred tax assets	(61)		2	
Gain/loss on disposals of non-current assets		235		(1,010)
Change in current assets and liabilities (excluding items with financial character)		56,797		74,448
Inventories	58,250		106,410	
Receivables (excluding financial receivables)	83,006		41,439	
Liabilities (excluding financial liabilities)	(84,459)		(73,401)	
Extraordinary income		2,337		0
Cash flow from operating activities		122,303		222,195
Investments in intangible assets and property, plant and equipment	(66,779)		(102,732)	
Investments in financial assets	(8,646)		(16,305)	
Proceeds from disposals of non-current assets	232,041		13,144	
Repayment of loans	258		708	
Cash flow from investing activities		156,874		(105,185)
Change in financial liabilities	197		(4,323)	
Dividends paid/distribution of additional-paid-in-capital	(548,683)		(220,098)	
Foreign exchange translation adjustments	(2,806)		5,185	
Change in consolditation scope	0		(6,672)	
Cash flow from financing activities		(551,292)		(225,908)
Cash flow for the year		(272,115)		(108,898)
Net financial position at beginning of the period		289,436		398,334
Net financial position at end of the period		17,321		289,436
Net financial position		17,321		289,436
Cash	4,633		14,246	
Financial receivables (cash concentration)	23,218		311,021	
Financial payables (cash concentration)	(10,530)		(35,831)	

CONSOLIDATED STATEMENT OF NON-CURRENT ASSETS

in T-Euro	Acquisition or Manufacturing Cost						Depreciation/Amortization							Book Value(*)	
	Balance at January 01, 2003	Currency change	Additions	Reclassi-fications	Disposals	Balance at December 31, 2003	Balance at January 01, 2003	Currency change	Additions	Reclassi-fications	Reversals	Disposals	Balance at December 31, 2003	Balance at December 31, 2003	Balance at December 31, 2002
Intangible Assets															
Licences and usufructuary rights	61,152	(3,153)	2,425	560	1,588	59,396	11,706	(950)	6,940	0	0	1,286	16,410	42,986	49,446
Goodwill	5,186	0	0	0	0	5,186	252	0	345	0	0	0	597	4,589	4,934
	66,338	(3,153)	2,425	560	1,588	64,582	11,958	(950)	7,285	0	0	1,286	17,007	47,575	54,380
Property, plant and equipment															
Real estate, leasehold rights and buildings	212,999	(634)	634	687	826	212,860	143,966	(71)	4,444	0	0	398	147,941	64,919	69,033
Technical equipment, plant and machinery	411,617	(2,399)	18,531	10,297	7,897	430,149	333,128	(744)	28,012	(42)	0	6,711	353,643	76,506	78,489
Other equipment, fixtures, furniture and office equipment	214,907	(521)	28,653	7,554	15,355	235,238	174,878	(234)	22,269	42	0	14,917	182,038	53,200	40,029
Advance payments and construction in progress	20,797	(71)	16,536	(19,098)	18	18,146	0	0	0	0	0	0	0	18,146	20,797
	860,320	(3,625)	64,354	(560)	24,096	896,393	651,972	(1,049)	54,725	0	0	22,026	683,622	212,771	208,348
Financial Assets															
Investment in affiliated companies	398,852	0	541	(1,095)	397,770	528	164,892	0	0	0	0	164,866	26	502	233,960
Loans to affiliated companies	282	0	0	(282)	0	0	69	0	0	(69)	0	0	0	0	213
Investment in related companies	555	0	4,163	1,095	0	5,813	0	0	0	0	0	0	0	5,813	555
Loans to related companies	3,906	0	2,926	282	137	6,977	0	0	0	69	0	0	69	6,908	3,906
Investment in associated companies	31,814	(3,865)	0	0	8,878	19,071	0	0	0	0	0	0	0	19,071	31,814
Long term securities	12,624	122	0	0	0	12,746	2,125	(47)	0	0	987	0	1,091	11,655	10,499
Other loans	1,244	0	1,016	0	295	1,965	196	0	0	0	5	174	17	1,948	1,048
	449,277	(3,743)	8,646	0	407,080	47,100	167,282	(47)	0	0	992	165,040	1,203	45,897	281,995
	1,375,935	(10,521)	75,425	0	432,764	1,008,075	831,212	(2,046)	62,010	0	992	188,352	701,832	306,243	544,723

(*) *Currency translation changes with period end rates.*

Basis of preparation

MTU Aero Engines GmbH, Munich

The consolidated financial statements, consisting of consolidated balance sheet, consolidated statement of income, consolidated statement of changes in equity and consolidated statement of cash flow, have been prepared in accordance with the accounting provisions of the German Commercial Code and are shown in thousands of Euro (T€), with the exception of sales figures, which are disclosed in millions of Euro (M€). Items aggregated in the balance sheet and statement of income are shown separately in the Notes and explained where necessary.

Accounting Policies

Accounting policies are unchanged from the previous year. Assets and liabilities reported in the consolidated balance sheet are, where circumstances are identical throughout the Group, valued uniformly in line with the accounting policies of the parent company.

Intangible assets are stated at acquisition cost less scheduled depreciation. Goodwill on consolidation, resulting from an extension to the Group, is amortized on a straight-line basis over a period of 15 years.

Property, plant and equipment are valued initially at acquisition or manufacturing cost. Manufacturing cost comprises direct costs as well as attributable material and manufacturing overheads, including depreciation. Repair expenses are charged directly to the statement of income in the period in which they are incurred. Property, plant and equipment are removed from the consolidated balance sheet on disposal.

Property, plant and equipment are depreciated systematically using useful lives which comply with German tax rules. Depreciation commences from the date on which the relevant asset ready for service.

Scheduled depreciation on property, plant and equipment is based normally on the following useful lives:

	%	Years
Buildings	2%–4%	25–50
Light-weight constructions	10%	10
Site improvements	5%–10%	10–20
Technical equipment and machinery	10%–20%	5–10
Other facilities, factory and office equipment	6%–33%	3–15

Depreciation on buildings is computed using the maximum rates permitted for German tax purposes.

Movable assets which have a useful life of six years or more are depreciated using the reducing balance method. Depreciation reverts to the straight-line method as soon as spreading the net book value over the remaining useful life leads to a higher depreciation expense.

In accordance with tax simplification rules, items acquired during the first half of the year are subject to a full-year's depreciation expense and items acquired during the second half of the year are subject to a half-year's depreciation expense. Low value assets with acquisition cost up to 410.00 EURO are expensed in full in the year of acquisition.

Investments in non-consolidated companies, related companies and other financial assets are valued at cost, or in the case of impairment, at their lower fair value. Non-interest bearing loans are written down to their present value.

Associated companies are valued at equity, or, if they are not material to the consolidated balance sheet, financial position and results of operations of the Group, at cost.

Raw materials and supplies are valued at the lower of cost or market. Work in process is valued at manufacturing cost, comprising direct costs and indirect material and production overheads, including

depreciation. Identifiable specific risks are covered by inventory write-downs or provisions for onerous contracts.

Receivables, other assets, cash and cash equivalents are valued at their nominal value. Non-interest bearing receivables which mature after more than one year from the balance sheet date are discounted to their present value. Identifiable specific risks and the general credit risk are covered by appropriate write-downs. Allowances for losses arising from settlement of accounts are disclosed in other accrued liabilities. Reinstatement write ups for noncurrent and current assets will be carried out as far as applicable.

Accrued pension liabilities relating to the Group's German companies are based on actuarial valuation and have been computed using the German Teilwert method (which is similar to the entry age actuarial cost method) and an interest rate of 6%. Pension obligations for non-German companies are valued in accordance with US GAAP respectively Canadian GAAP based on actuarial calculations. Due to the fact, that such obligations in comparison to the German pension liabilities are not material we did not perform a revaluation for German GAAP purposes.

Accrued taxes and other accrued liabilities are computed using the principles of fair and reasonable valuation. Accrued liabilities for personnel and social obligations, which comprise future benefits arising in yearly installments are computed actuarially using the German Teilwert method and an interest rate of 5.5%.

Provisions are recognized to cover losses or liabilities which are likely to be incurred but which are uncertain as to amount or timing. The amounts recognized represent the best estimate of the liability based on available information.

Restructuring provisions of T€ 4,579 (PY T€ 199) relate primarily to estimated costs to be incurred in connection with restructuring activities at MTU Aero Engines GmbH (PY MTU Maintenance Canada Ltd.).

Accruals for negative fair values of derivatives are valued by comparing the contractual rates with the fair values of the derivatives at the balance sheet date.

Liabilities are shown at their repayment amounts.

Revenue relating to the sale of goods is recognized when title passes to the customer, which is generally shipment date. There is one exception: in the case of risk and revenue-sharing partnership ("RRSP") arrangements, in which revenue is recognized on the basis of the date products are delivered by the leading partner to the final customer.

Revenue from services is recognized when the services have been performed and accepted by the customer.

Transactions are recorded as extraordinary items when they fall outside of the ordinary activities, i.e. transactions are exceptional for the business either by nature and/or amount and would not provide a true and fair view of the Group's results of operations, if shown as income/expense from ordinary activities.

Income taxes are determined in accordance with the legislation of the countries in which the consolidated entities operate. Deferred tax assets or liabilities are computed on all timing differences between the accounting and tax bases of assets and liabilities. Deferred tax assets are only recognized when they arise from consolidation procedures. Deferred tax liabilities are not recorded on "permanent" timing differences. Deferred tax assets and liabilities are offset when they relate to the same entity.

MTU uses derivative financial instruments to hedge exchange rate fluctuations of the US Dollar. Derivative contracts are considered to be pending contracts and therefore are recorded at their inception in memorandum accounts at their notional contract amount. However if the fair value of a derivative instrument at the balance sheet date is negative, MTU recognizes a provision. Unrealized gains are not recognized. Gains and losses on derivative contracts are recognized in the statement of income when a contract is closed. Hedge accounting is not applied.

A concentration of credit risk (whether on or off-balance sheet) exists when changes in economic or other conditions affect in a similar way, the ability of groups of customers or counter parties with similar

economic characteristics to meet their contractual obligations to the Group. The potential credit risk for MTU relates primarily to cash and cash equivalents and receivables. At December 31, 2003, MTU's cash and cash equivalents were placed primarily in cash management pools with financial institutions owned by DaimlerChrysler.

Concentration of credit risk also arises from the fact that MTU offers similar products to similar customers in similar product markets. As disclosed in Note 19, net revenues from six customers represented 61.9% and 65.6% of total net revenues in 2003 and 2002 respectively.

Group reporting entity

The consolidated financial statements comprise MTU Aero Engines GmbH and the following German and non-German subsidiaries:

Name, registered offices	Share-holding (%)
German	
MTU Maintenance Hannover GmbH, Langenhagen	100.0
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	100.0
RSZ Beteiligungs- und Verwaltungs GmbH, Munich	100.0
ATENA Gesellschaft für Engineering Services mbH, Munich	100.0
Non-German	
MTU Maintenance Canada Ltd., Richmond, British Columbia, Canada	100.0
Vericor Power Systems L.L.P., Atlanta, Georgia, USA	100.0
MTU Aero Engines North America Inc., Rocky Hill, Connecticut, USA	100.0
ATENA Inc., East Hartford, Connecticut, USA	100.0

The mainly changes in the group reporting entity were as follows:

With effect from July 31, 2003, MTU Aero Engines Design Inc., Rocky Hill (Connecticut, USA) and MTU Aero Engines Components Inc., Newington (Connecticut, USA) has been merged with its former holding, MTU Aero Engines North America Inc., Rocky Hill (Connecticut, USA) to a new company.

As at November 2003 MTU Aero Engines GmbH acquired the remaining 30% share of MTU Maintenance Canada Ltd., Richmond (British Columbia, Canada) from Air Canada. Beginning with this date, MTU Canada is a 100% daughter of MTU Aero Engines GmbH.

The minority interest related to MTU Maintenance Canada Ltd. which was 30% owned in 2002 by Air Canada. Losses attributable to a minority shareholder may exceed the minority interest in the equity of the subsidiary. In this case, the excess, and any further losses applicable to the minority, are not charged against the minority interest unless the minority has a binding obligation to, and is able to, compensate the losses. MTU Maintenance Canada Ltd had negative equity at December 31, 2002. No minority interest was shown in the balance sheet at December 31, 2002, since Air Canada did not have a contractual liability to make good MTU-C's negative equity.

Profit and loss transfer agreements are in place between MTU Aero Engines GmbH and the following subsidiaries:

Name, registered offices	From
MTU Maintenance Hannover GmbH, Langenhagen	1979
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	1991
MTU-Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich	1984

Consolidation principles

Cost of investment and equity are consolidated using the German "book value method" under which the parent company's cost of investment is eliminated against the relevant company's share capital and retained earnings at the date of acquisition.

MTU does not consolidate MTU München Unterstützungskasse GmbH (Munich/Germany) because the Group does not have the power to govern the financial and operating policies so as to obtain benefits from its activities.

MTU-Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich and MTU Maintenance do Brasil Ltda. (Sao Carlos/Brazil) are not consolidated because they are not material (including on an aggregated basis) for the fair presentation of the net assets, financial position, results of operations and cash flows of the Group.

The associated companies Pratt & Whitney Canada Customer Service Centre Europe GmbH (Ludwigsfelde/Germany) and MTU Maintenance Zhuhai Co. Ltd. (Zhuhai/China) are consolidated using the equity method. The investment in these companies is initially recorded at cost and the carrying amount is adjusted for subsequent contributions and MTU's share of the associate company's income, losses and distributions.

A further seven associated companies are disclosed as investments in related companies, and are not accounted for at equity, but at cost, as they are not material for the fair presentation of the net assets, financial position and results of operations of the Group.

Intercompany receivables and payables are eliminated. Differences resulting from the elimination of intercompany balances are recognized in the statement of income.

All material intercompany profits on intercompany sales of goods and services are eliminated.

Intercompany sales and other income are eliminated against the relevant costs.

The deferred tax asset shown in the consolidated balance sheet results from consolidation procedures with income effect.

Currency translation

Foreign currency receivables and cash assets are translated in the individual entity financial statements at the original exchange rate or at the closing rate if lower; foreign currency liabilities are translated at the original exchange rate or at the closing rate, if higher. Insignificant differences from exchange rate adjustments were not applied to foreign companies for immateriality reasons.

For the purposes of the consolidated financial statements, the individual entity financial statements of all foreign companies are translated into Euro at closing exchange rates.

Non-current assets are translated at closing exchange rates and the resulting translation differences are shown separately.

Income and expense items as well as net income are translated using quarterly average exchange rates for the respective periods. Transfers to/from retained earnings and the unappropriated profit are translated at closing exchange rates. The difference arising from translating net income at quarterly average exchange rates as opposed to closing rates is recognized in equity.

The following exchange rates have been used for financial years 2002 and 2003 to translate balance sheets and statements of income denominated in currencies other than the Euro:

Foreign currency

	Exchange rate at December 31,		Annual average exchange rate	
1 € =	2003	2002	2003	2002
United States (USD)	1.2630	1.0487	1.1304	0.9451
Canada (CAD)	1.6234	1.6550	1.5811	1.4833
China (CNY)	10.4642	8.6837	9.3581	7.8211

Use of estimates

The preparation of financial statements in conformity with German GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the decision to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates relate to depreciation, amortization and impairment of non-current assets, contract work in progress, inventory write-downs, doubtful accounts and legal liabilities. Actual results could differ from those estimates.

Notes to the Consolidated Balance Sheet

For movements in non-current assets in the period under review we refer to page F-86.

(1) Intangible Assets

Intangible assets amount to T€ 47,575 (PY: T€ 54,380) and comprise licenses, goodwill and usufractuary rights.

Goodwill relates to the following companies:

in T-Euro	12/31/2003	12/31/2002
Vericor Power Sysems L.L.C., Atlanta, USA	2,518	2,704
ATENA Gesellschaft für Engineering Services mbH, Munich, Germany	2,071	2,230
Total goodwill	4,589	4,934

Goodwill is recognized as an asset and amortized straight-line over a period of 15 years.

(2) Property, plant and equipment

Property, plant and equipment increased by T€ 4,423 to T€ 212,771. Major additions in 2003 comprise tooling in Munich and Hannover as well as machinery in Munich and Hannover. Disposals are mainly caused by technical replacement.

(3) Financial assets

Financial assets comprise principally investments in non-consolidated affiliated companies as well as investments in associated and other companies.

(4) Inventories

in T-Euro	12/31/2003	12/31/2002
Raw materials and supplies	172,141	201,664
Work in process, services in process	245,570	238,987
Advance payments made	2,062	4,448
Total inventories	419,773	445,099

(5) Advance payments received

Advance payments received totaling T€ 288,053 (PY T€ 255,129) relate almost entirely to long-term contract work and have been offset against inventories on the face of the balance sheet. The amount includes T€ 150,520 (PY T€ 109,915) received from related project companies.

(6) Receivables

in T-Euro	12/31/2003		12/31/2002	
Trade receivables		221,334		315,150
—of which due after more than one year	5,031		9,960	
Receivables from affiliated companies		23,926		327,937
—of which due from shareholder	0		14,503	
Receivables from related companies		71,049		53,461
Total receivables		316,309		696,548
—of which due after more than one year	5,031		9,960	

Trade receivables due after more than one year as of 31 December 2003 are mainly linked to the sale of a MRO contract with a term of 3 years installments.

Receivables from related parties are further explained in the "Related party transactions" section at the end of these notes. Receivables are shown net of liabilities against the respective party.

Receivables from affiliated companies relate to trading and financial transactions. They include cash funds due from DaimlerChrysler AG, amounting to T€ 23,218 (PY T€ 311,021).

(7) Other assets

in T-Euro	12/31/2003		12/31/2002	
Amounts due from:				
Tax authorities		3,838		747
Employees		676		1,251
Suppliers		7,853		8,378
Other debtors		8,128		3,003
Total other assets		20,495		13,379
—of which due after more than one year	438		441	

Amounts due within one year from tax authorities relate to value added tax and income tax prepayments.

(8) Cash and cash equivalents

in T-Euro	12/31/2003	12/31/2002
Cheques, cash, Federal Bank account	34	997
Cash at banks and postal giro account	4,599	13,249
Total cash	4,633	14,246

(9) Prepaid expenses and deferred taxes

in T-Euro	12/31/2003	12/31/2002
Prepaid expenses	5,924	3,610
Deferred taxes	61	0
Total prepaid expenses and deferred taxes	5,985	3,610

(10) Capital stock

The amount disclosed represents the capital stock of MTU Aero Engines GmbH, which is unchanged from the previous year.

(11) Additional paid-in capital

Additional paid-in-capital was distributed at year end.

(12) Retained earnings

Retained earnings comprise the retained earnings of MTU Aero Engines GmbH as well as the difference between the Group's cost of investment and share of equity, recognized in conjunction with capital consolidation. Retained earnings also include the unappropriated profits and losses of consolidated subsidiaries. Adjustments resulting from consolidation procedures with income effect are also recognized under this heading. Retained earnings pursuant to § 29 (4) GmbHG, which result from the revaluation of certain assets in 1987, amount to T€ 2,281 (PY T€ 2,281).

in T-Euro	12/31/2003	12/31/2002
Legal reserves	2,281	2,281
Other retained earnings	(504,199)	(24,561)
Total retained earnings	(501,918)	(22,280)

(13) Accrued pension liabilities

in T-Euro	12/31/2003		12/31/2002	
Accrued pension liabilities (regular schemes)		246,964		227,497
—of which due within one year	10,600		10,419	
Accrued liabilities relating to deferred compensation arrangements		8,409		6,678
—of which due within one year	342		136	
Other accrued pension liabilities		0		478
Total accrued pension liabilities	255,373		234,653	
—of which due within one year	10,942		10,555	

Indirect pension obligations of MTU München Unterstützungskasse GmbH (Munich, Germany), amounting to T€ 13,334 (PY: T€ 12,140) are not recognized as a liability.

(14) Other accrued liabilities

in T-Euro	12/31/2003	12/31/2002
Accrued taxes	1,141	1,047
Deferred taxes	0	56
Other accrued liabilities	595,559	690,648
Total other provisions	596,700	691,751

Accrued taxes relate to tax liabilities that have not yet been definitively assessed.

Deferred taxes in 2002 result from consolidation procedures with income effect.

Other accrued liabilities relate to risks relating to pending contracts, product liability and litigation risks, warranty obligations, program risks and personnel-related obligations.

Other accrued liabilities

in T-Euro	12/31/2003	12/31/2002
Risks relating to pending contracts	477,369	502,074
Subsequent costs on billed contracts	44,950	77,768
Personnel-related measures	43,880	49,132
Warranties	8,156	10,020
Product liability and litigation risks	5,311	24,981
Restructuring	4,579	199
Losses arising from settlement of accounts	3,941	14,861
Cost of annual report & general meeting	2,727	2,716
Deferred maintenance work carried out in first quarter of following year	1,246	2,270
Negative fair values of derivatives	0	5,847
Environmental protection risks	0	363
Miscellaneous other provisions	3,400	417
Total other accrued liabilities	595,559	690,648

Accrued liabilities for personnel-related measures include part-time work arrangements for older employees ("Altersteilzeit") amounting to T€ 18,508 (PY T€ 17,849) and stock-based compensation arrangements amounting to T€ 224 (PY T€ 134).

(15) Advance payments received

(16) Financial liabilities

(17) Trade liabilities

(18) Other liabilities

in T-Euro	12/31/2003		12/31/2002	
Advance payments received		34		69,970
—of which due within one year	34		69,970	
Financial liabilities		12,171		11,974
—of which due within one year	159		0	
—of which due between one and five years	0		191	
—of which due after more than five years	12,012		11,783	
Trade liabilities		179,608		207,161
—of which due within one year	178,827		206,184	
—of which due between one and five years	781		977	
Other liabilities				
Liabilities to affiliated companies		19,071		45,187
—of which due within one year	19,071		45,187	
—of which due to shareholder	124		0	
Liabilities to related companies		52,097		45,315
—of which due within one year	52,097		45,315	
Miscellaneous other liabilities		92,181		85,105
—of which due within one year	87,990		81,656	
—of which due between one and five years	1,671		914	
—of which due after more than five years	2,520		2,535	
—of which for taxes	14,761		5,917	
—of which for social security	22,528		11,804	
Total other liabilities		163,349		175,607
Total liabilities		355,162		464,712
—of which due within one year	338,178		448,312	
—of which due between one and five years	2,452		2,082	
—of which due after more than five years	14,532		14,318	

Last year's advance payments received relate mainly to the project company EUROJET Turbo GmbH, Munich.

Liabilities to affiliated companies relate to trading and financial transactions. They include short-term financial liabilities of T€ 10,530 (PY: T€ 35,831) due to non-German DaimlerChrysler finance holding companies.

Liabilities to related companies relate primarily to project companies.

For further information on related party transactions we refer to our separate note at the end of these notes.

Miscellaneous other liabilities comprise mainly personnel (vacation and flex-time accrual [T€ 27,663; PY T€ 39,275], old age part-time accrual [T€ 12,854; PY T€ 11,625]) and social security related obligations (T€ 22,528; PY T€ 11,804).

Contingent liabilities

Contingent liabilities of the Group at December 31, 2003 amount to T€ 128,000 (PY: T€ 324,456) and relate mainly to risk and revenue sharing contracts.

Contingent liabilities from risk and revenue sharing contracts

in T-Euro	12/31/2003 gross	12/31/2003 net	12/31/2002 gross	12/31/2002 net
GE	31,032	29,480	57,148	49,997
IAE	39,129	37,622	47,558	40,354
PWA	19,315	18,350	199,943	189,945
Total	89,476	85,452	304,649	280,296

The gross amount is the total contingency, while the net amount discloses the off balance risk, already reduced by the on balance provisions.

Non-quantifiable contingent liabilities result from contract performance guarantees given by MTU Aero Engines in conjunction with military and civil cooperation programs.

Other financial commitments

Other financial commitments under existing rental, property lease and leasing contracts amount to T€ 102,324 (PY: T€ 90,104), of which T€ 19,032 (PY: T€ 2,706) relate to affiliated companies.

Operating lease obligations 12/31/2003 due in:

in T-Euro	
2004	11,640
2005	11,582
2006	10,450
2007	8,538
2008	11,829
after 2008	48,285
Total operating lease obligations	102,324
—of which relating to affiliated companies	19,032

Purchase order commitments in connection with capital expenditure and regulatory requirements are within the normal scope of business.

Notes to the Consolidated Statement of Income

(19) Revenues

in M-Euro	2003	2002
Revenues from sales of goods and services:		
Sale of goods	1,153	1,379
Sale of services	787	918
Total	1,940	2,297
Analysis of revenues by business unit:		
Commercial aero engines programs	920	1,142
Military aero engines programs	447	461
Maintenance, repair and overhaul	573	694
Analysis of revenues by region:		
Germany	445	425
Other	1,495	1,872
Breakdown of non-German revenues:		
Other E.U. countries	239	236
Other European countries	9	17
North America	1,040	1,424
Asia	151	154
Africa	8	5
Other countries	48	36

Revenues by major customers

%	2003	2002
Pratt & Whittney Aircraft, USA	14.9%	16.6%
Pratt & Whitney Canada, Canada	2.5%	4.3%
General Electric Co., USA	14.6%	17.5%
IAE International Aero Engines AG, Switzerland	11.5%	10.4%
EUROJET Turbo GmbH, Germany	8.7%	8.1%
Turbo-Union Ltd., UK	9.7%	8.7%
Total	61.9%	65.6%

No other customer accounted for 5% or more of MTU's total net revenues for the periods presented. MTU expects that a significant portion of its future revenues will continue to be generated by these customers and points out that any substantial reduction in orders by one of these customers could have a material adverse effect on MTU's operating results and financial condition.

(20) Cost of sales

in T-Euro	2003	2002
Cost of materials	1,206,265	1,293,195
Personnel expenses	447,690	444,828
Amortization and depreciation	59,990	52,817
Other	(14,164)	189,418
Total cost of sales	1,699,781	1,980,258

(21) Selling expenses

in T-Euro	2003	2002
Cost of materials	16,308	9,506
Personnel expenses	47,129	40,316
Amortization and depreciation	379	1,289
Other	17,573	22,593
Total selling expenses	81,389	73,704

(22) General administrative expenses

in T-Euro	2003	2002
Personnel expenses	25,320	25,928
Amortization and depreciation	745	1,230
Other	23,445	17,411
Total general administrative expenses	49,510	44,569

(23) Other operating income

in T-Euro	2003	2002
Change in provisions for FX-contracts	5,847	112,639
Gains from FX-contracts	49,481	6,781
Exchange gains	23,940	35,354
Other	19,865	15,378
Total other operating income	99,133	170,152

Other comprise mainly release of accrued liabilities and payments of the insurance company for insured events.

(24) Other operating expenses

in T-Euro	2003	2002
Losses from FX-contracts	1,603	37,064
Exchange losses	84,466	83,512
Other	7,708	5,428
Total other operating expenses	93,777	126,004

(25) Financial result

Income from affiliated, associated and related companies

in T-Euro	2003		2002	
Income from profit and loss transfer agreements		1,397		691
Income from tax allocation		210		443
Other income from affiliated, associated and related companies		612		3,154
—of which from affiliated companies	462		3,000	
Losses from associated companies		8,878		3,256
		(6,659)		1,032
Interest Income				
Income from long-term financial assets		31		20
Other interest and similar income		9,854		18,836
—of which from affiliated companies	8,528		15,646	
Interest and similar expenses		4,660		4,452
—of which to affiliated companies	3,549		3,417	
		5,225		14,404
Other financial income (expense)				
Losses from write-down of securities		0		1,467
Losses on disposal of financial assets		355		0
Other financial expenses		262		0
Gains on disposal of financial assets		185		162
Income from reversal of write-downs on financial assets		992		17
Other financial income		106		297
		666		(991)
Total financial result		(768)		14,445

Income from profit and loss transfer agreements result from MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich, T€ 1,397 (PY T€ 640).

Income from tax allocation relate to MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich, T€ 210 (PY T€ 443).

Other income from affiliated, associated and related companies refer mostly to DaimlerChrysler "Retura" Beteiligungsverwaltungsgesellschaft mit beschränkter Haftung, Stuttgart, T€ 462 (T€ 3,462 dividends and expenses of T€ 3,000 from consolidation by using the equity method) (PY income of T€ 3,000 from consolidation by using the equity method) and EUROJET Turbo GmbH, Munich, T€ 132 (PY T€ 132).

Losses from associated companies are attributable to MTU Maintenance Zhuhai Co. Ltd, Zhuhai and Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde, from consolidation by using the equity method.

Income from write-up of securities which are held to cover Canadian pension obligations result from a increase in value of the respective securities.

(26) Extraordinary income

The profit mainly arose from merger of the MTU Beteiligungsgesellschaft mbH (Munich/Germany) with MTU Aero Engines GmbH (Munich/Germany).

(27) Income taxes

in T-Euro	2003	2002
Current income taxes	49,587	59,674
Deferred income taxes	(127)	65
Total income taxes	49,460	59,739

(28) Expense for profit transfer

In accordance with the Profit and Loss Transfer Agreement dated December 21, 2000, MTU-M's profit of T€ 535,124 (PY T€ 220,098) was transferred to DaimlerChrysler Luft- und Raumfahrt Holding AG (Munich/Germany).

Additional information as to Company's consolidated results of operations

In continuation with the last year's reporting we show a reconciliation from Income from ordinary activities to Earnings before Interest and Taxes (EBIT) and Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) for the two years ended December 31 as follows:

in T-Euro	2003	2002
Income from ordinary activities	113,890	256,923
– Interest income	(5,225)	(14,404)
= EBIT	108,665	242,519
+ Depreciation and Amortization	62,010	56,724
= EBITDA	170,675	299,243
+ Expenses related to restructuring	31,164	11,283
= Adjusted EBITDA	201,839	310,526

In the period under review EBITDA has been significantly affected by transactions, which are not related to the Company's operating activities, however do not qualify as extraordinary items according to § 277 (4) HGB. On our operating results we make the following representations:

Due to ongoing losses since its inception in 1998 MTU-Canada has launched a restructuring program in 2002 to down-size its operations. Associated restructuring costs amount to T€ 7,365 (PY: T€ 10,052) and are related to write-off of inventories (T€ 2,799), write-off of receivables (T€ 975), expenses for reduction of personnel (T€ 1,066) and other expenses (T€ 2,525).

MTU Aero Engines GmbH recorded expenses of T€ 23,799 (PY T€ 1,231) for reduction of workforce.

These restructuring costs are included in cost of sales (T€ 20,589), selling expenses (T€ 6,483) and general administrative expenses (T€ 4,092).

Because of the USD/EUR exchange rate movement MTU has reported significant exchange losses, of which T€ 27,571 are attributable to the revaluation of USD cash balances. The latter is disclosed as other operating expenses (T€ 27,571; PY T€ 14,044).

Other disclosures

Personnel expenses

in T-Euro	2003		2002	
Wages and salaries		416,462		402,265
Social security, welfare and pension cost		109,466		97,660
—of which pension cost	31,436		29,890	
Total personnel expenses		525,928		499,925

Employees

	Number Average for 2003	Dec 31, 2003	Number Average for 2002	Dec 31, 2002
Wage earners	3,589	3,396	3,804	3,731
Salary earners	4,236	4,167	4,049	4,228
Apprentices/trainees	410	449	358	417
Total number of employees	8,235	8,012	8,211	8,376

Cost of materials

in T-Euro	2003	2002
Cost of raw materials	541,770	594,037
Cost of purchased services	640,806	717,441
Total cost of materials	1,182,576	1,311,478

Other taxes

in T-Euro	2003		2002	
Expenses for other taxes		1,181		1,228
—of which not relating to the period under review	7		26	

Order intake

Business Unit	2003 M €	%	2002 M €	%
Commercial aero engine programs	1,397	49.55	1,233	55.72
Military aero engine programs	867	30.76	274	12.38
Commercial maintenance, repair and overhaul	555	19.69	706	31.90
Total order intake	2,819	100.00	2,213	100.00

Related party transactions

Receivables from related and associated companies

in T-Euro	2003	2002
Turbo Union Ltd.	31,870	35,701
EUROJET Turbo GmbH	28,951	15,967
MTU Maintenance Zhuhai Co. Ltd.	4,404	1,260
MTU-Turbomeca Rolls-Royce GmbH	3,735	533
Airfoil Services Sdn. Bhd.	1,406	0
EPI Europrop International GmbH	683	0
Total receivables from related and associated companies	71,049	53,461

Payables to related and associated companies

in T-Euro	2003	2002
IAE International Aero Engines AG	39,043	44,838
Pratt & Whitney Canada Customer Service Centre Europe GmbH	13,053	477
Ceramic Coating Centre	1	0
Total payables to related and associated companies	52,097	45,315

Receivables from related and associated parties mainly result from operating activities.

Transactions with DaimlerChrysler and its affiliates

MTU still participated in the DaimlerChrysler cash pooling system for the hole year 2003. Other transactions with DaimlerChrysler companies are not material. MTU received and performed services from and for DaimlerChrysler and its affiliates, including administrative, data processing, personnel administration, maintenance, security, financial and legal services.

List of investments

The main investments in affiliated and associated companies at December 31, 2003 were as follows:

Name, registered office	Shareholding (%)	Equity Dec 31, 2003 in T-€	Result 2003 in T-€
Affiliated companies			
MTU München Unterstützungskasse GmbH, Munich	100.0	6,392	(593)
Associated companies			
Airfoil Services Sdn. Bhd., Shah Alam(*)	50.0	1,972	(86)
MTU Maintenance Zhuhai Co. Ltd., Zhuhai(*)	50.0	37,731	(16,976)
Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde	50.0	5,578	(4,648)

(*) *Equity translated at closing rate on December 31, 2003. Result translated at average exchange rate for 2003.*

Publication of individual company financial statements

The individual company financial statements as of December 2003 of German companies with a profit and loss transfer agreement with MTU Aero Engines GmbH included in MTU's consolidated financial statements will not be published in accordance with § 264 (3) HGB.

Representative bodies of the Company

Remuneration of the members of the Executive Management (Geschäftsführung) of MTU Aero Engines GmbH amounted to T€ 1,819. Remuneration of the Supervisory Board amounted to T€ 79. Remuneration of former members of the Executive Management and their surviving dependants amounted to T€ 710. Pension obligations to former members of the Executive Management and their surviving dependants amount to T€ 7,216 (included in accrued pension liabilities).

Members of the Executive Management (Geschäftsführung):

Dr. Klaus Steffens (Chief Executive Officer)	Munich, Germany
Dr. Rudolf Müller (until January 26, 2004) (Human Ressources)	Munich, Germany
Dr. Michael Süß (Operations)	Munich, Germany
Reiner Winkler (Finance)	Munich, Germany

Members of the Supervisory Board:

Dr. rer. pol. Manfred Bischoff (President) Delegate for aerospace of DaimlerChrysler AG	Starnberg, Germany
Günter Sroka (Vice President)(*) Chairman of the Works Council of MTU Aero Engines GmbH	Dachau, Germany
Harald Flassbeck(*) Representative of IG Metall Verwaltungsstelle Munich	Unterhaching, Germany
Herbert Kauffmann Head of Group Accounting/Controlling of DaimlerChrysler AG	Stuttgart, Germany
Michael Keller(*) Qualified engineer (university of applied sciences)	Aindling, Germany
Dr. Edgar Krökel Vice President Mergers & Acquisition of DaimlerChrysler AG	Stuttgart, Germany
Prof. Dr. rer. nat. Walter Kröll President Helmholz-Gemeinschaft Deutscher Forschungszentren	Cologne, Germany
Josef Mailer(*) Mechanic for flight engines	Dachau, Germany
Dr. rer. pol. Klaus Mehrens(*) Regional Head of IG Metall Frankfurt/Main	Frankfurt/Main, Germany
Karl Trautmann(*) Vice President of the Works Council of MTU Aero Engines GmbH	Dachau, Germany
Prof. Klaus-Dieter Vöhringer Managing board member research & technology of DaimlerChrysler AG	Stuttgart, Germany
Dr. Sigmar Wittig Chairment of the Management Board of DLR Deutsches Zentrum für Luft- und Raumfahrt	Cologne, Germany

(*) *Employees' representative.*

Munich, January 27, 2004

Dr. Steffens　　Dr. Süß　　Winkler

INDEPENDENT AUDITORS' REPORT

We have audited the consolidated financial statements and group management report of MTU Aero Engines GmbH, Munich, for the year ended December 31, 2003. The preparation of the consolidated financial statements and group management report in accordance with German commercial law is the responsibility of the Executive Management of the group parent company. Our responsibility is to express an opinion on the consolidated financial statements and the group management report, based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that material misstatements affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with German accounting principles and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the internal control system relating to the accounting system and the evidence supporting the disclosures in the consolidated financial statements and in the group management report are examined primarily on a test basis within the framework of the audit. The audit also includes an assessment of the individual company financial statements included in consolidated financial statements, the scope of the reporting entity, the accounting and consolidation principles used, the significant estimates made by management as well as of the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with German accounting principles. On an overall basis, the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development.

Munich, January 28, 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Höfer	Harrieder
Wirtschaftsprüfer	Wirtschaftsprüfer

[This page intentionally left blank]

Consolidated Financial Statements
Annual Report 2002
(audited)

prepared in accordance with
German Commercial Code

MTU Aero Engines GmbH,
Munich

MTU Aero Engines GmbH

CONSOLIDATED BALANCE SHEET

in T-Euro	*Notes*	December 31, 2002		December 31, 2001
ASSETS				
Non-current assets				
Intangible assets	(1)	54,380		16,481
Property, plant and equipment, net	(2)	208,348		211,874
Financial assets	(3)	281,995		275,940
			544,723	504,295
Current assets				
Inventories	(4)	445,099		549,292
Advance payments received	(5)	(255,129)		(252,912)
		189,970		296,380
Receivables	(6)	696,548		801,207
Other assets	(7)	13,379		50,665
Cash and cash equivalents	(8)	14,246		30,223
			914,143	1,178,475
Prepaid expenses and deferred taxes	(9)		3,610	4,156
			1,462,476	1,686,926
SHAREHOLDER'S EQUITY AND LIABILITIES				
Shareholder's equity				
Capital stock	(10)	80,068		80,068
Additional paid-in capital	(11)	13,559		13,559
Retained earnings	(12),(13)	(22,280)		9,458
			71,347	103,085
Accrued liabilities				
Accrued pension liabilities	(14)	234,653		216,024
Other accrued liabilities	(15)	691,751		817,239
			926,404	1,033,263
Liabilities				
Advance payments received	(16)	69,970		0
Financial liabilities	(17)	11,974		16,297
Trade liabilities	(18)	207,161		311,455
Other liabilities	(19)	175,607		222,813
			464,712	550,565
Deferred income	(20)		13	13
			1,462,476	1,686,926

MTU Aero Engines GmbH, Munich

CONSOLIDATED STATEMENT OF INCOME

in T-Euro	Notes	2002	2001
Revenues	(21)	2,296,861	2,516,929
Cost of sales	(22)	1,980,258	2,262,515
Gross margin		316,603	254,414
Selling expenses	(23)	73,704	58,236
General administrative expenses	(24)	44,569	39,125
Other operating income	(25)	170,152	100,418
Other operating expenses	(26)	126,004	154,077
Financial result	(27)	14,445	36,801
Income from ordinary activities		256,923	140,195
Extraordinary income	(28)	0	249,621
Extraordinary expenses	(28)	0	164,866
Extraordinary items, net		0	84,755
Income taxes	(29)	59,739	97,912
Minority interest (share of loss)		0	2,410
Net income before profit and loss transfer agreement		197,184	129,448
Expense for profit transfer	(30)	220,098	157,755
Loss after profit and loss transfer agreement		(22,914)	(28,307)
Translation differences		3,054	5
Transfer from retained earnings		19,860	28,302
Unappropriated profit of MTU Aero Engines		0	0

MTU Aero Engines GmbH, Munich

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

in T-Euro	Capital Stock	Additional Paid-In-Capital	Retained Earnings	Shareholders Equity	Minority Interest	Total Equity
Balance at January 1, 2001	80,068	13,559	35,587	129,214	2,393	131,607
Dividends paid			(157,755)	(157,755)		(157,755)
Translation adjustments			2,178	2,178	17	2,195
Net Income			129,448	129,448	(2,410)	127,038
Balance at December 31, 2001	80,068	13,559	9,458	103,085	0	103,085
Dividends paid			(220,098)	(220,098)		(220,098)
Translation adjustments			(8,824)	(8,824)		(8,824)
Net Income			197,184	197,184		197,184
Balance at December 31, 2002	80,068	13,559	(22,280)	71,347	0	71,347

MTU Aero Engines GmbH, Munich

CONSOLIDATED STATEMENT OF CASH FLOW

in T-Euro	2002		2001	
Net income excluding extraordinary items		197,184		44,693
Minority interest		0		(2,410)
Non-cash income and expenses		(48,427)		145,056
Depreciation/write-downs/write-ups on non-current assets	58,174		59,272	
Profit/loss from associated companies	256		516	
Change in accrued pensions	18,629		11,961	
Change in other accrued liabilities	(125,488)		73,309	
Change in deferred tax assets	2		(2)	
Gain/loss on disposals of non-current assets		(1,010)		(3,988)
Change in current assets and liabilities (excluding items with financial character)		74,448		(67,420)
Inventories	106,410		(50,063)	
Receivables (excluding financial receivables)	41,439		(80,546)	
Liabilities (excluding financial liabilities)	(73,401)		63,189	
Extraordinary income (Retura)		0		249,621
Cash flow from operating activities		222,195		365,552
Investments in intangible assets and property, plant and equipment	(102,732)		(100,955)	
Investments in financial assets	(16,305)		(24,196)	
Proceeds from disposals of non-current assets	13,144		13,702	
Repayment of loans	708		410	
Cash flow from investing activities		(105,185)		(111,039)
Change in financial liabilities	(4,323)		(728)	
Dividends paid	(220,098)		(157,755)	
Foreign exchange translation adjustments	5,185		1,230	
Change in consolidation scope	(6,672)		0	
Cash flow from financing activities		(225,908)		(157,253)
Cash flow for the year		(108,898)		97,260
Net financial position at beginning of the period		398,334		301,074
Net financial position at end of the period		289,436		398,334
Net financial position		289,436		398,334
Cash	14,246		30,223	
Financial receivables (cash concentration)	311,021		412,071	
Financial payables (cash concentration)	(35,831)		(43,960)	

MTU Aero Engines GmbH, Munich

CONSOLIDATED STATEMENT OF NON-CURRENT ASSETS

in T-Euro	Acquisition or Manufacturing Costs: Balance at Jan 1, 2002	Currency change	Change in consolidated companies	Additions	Reclassi-fications	Disposals	Balance at Dec 31, 2002	Depreciation/Amortization: Balance at Jan 1, 2002	Currency change	Change in consolidated companies	Additions	Reversals	Disposals	Balance at Dec 31, 2002	Book Value(*): Balance at Dec 31, 2002	Balance at Dec 31, 2001
Intangible Assets																
Licences and usufructuary rights	23,335	(2,663)	9,478	31,990	37	1,025	61,152	7,332	(796)	2,081	4,117	0	1,028	11,706	49,446	16,003
Goodwill	0	0	0	5,186	0	0	5,186	0	0	0	252	0	0	252	4,934	0
Advance payments	478	4	0	0	0	482	0	0	0	0	0	0	0	0	0	478
	23,813	(2,659)	9,478	37,176	37	1,507	66,338	7,332	(796)	2,081	4,369	0	1,028	11,958	54,380	16,481
Property, plant and equipment																
Real estate, leasehold rights and buildings	222,871	(1,071)	(10,477)	2,295	596	1,215	212,999	149,927	(120)	(9,717)	4,604	0	728	143,966	69,033	72,944
Technical equipment, plant and machinery	402,112	(4,203)	0	26,423	11,360	24,075	411,617	321,672	(957)	0	26,462	0	14,049	333,128	78,489	80,440
Other equipment, fixtures, furniture and office equipment	229,372	(888)	995	19,155	5,292	39,019	214,907	192,208	(383)	449	21,289	0	38,685	174,878	40,029	37,164
Advance payments and construction in progress	21,326	(123)		17,683	(17,285)	804	20,797	0	0	0	0	0	0	0	20,797	21,326
	875,681	(6,285)	(9,482)	65,556	(37)	65,113	860,320	663,807	(1,460)	(9,268)	52,355	0	53,462	651,972	208,348	211,874
Financial Assets																
Investment in affiliated companies	395,652	0	0	3,149	51	0	398,852	164,892	0	0	0	0	0	164,892	233,960	230,760
Loans to affiliated companies	282	0	0	0	0	0	282	69	0	0	0	0	0	69	213	213
Investment in related companies	1,082	0	(511)	39	(51)	4	555	0	0	0	0	0	0	0	555	1,082
Loans to related companies	0	0	0	3,906	0	0	3,906	0	0	0	0	0	0	0	3,906	0
Investment in associated companies	29,051	(5,398)	0	11,417	0	3,256	31,814	0	0	0	0	0	0	0	31,814	29,051
Long term securities	14,699	(2,075)	0	0	0	0	12,624	810	(152)	0	1,467	0	0	2,125	10,499	13,889
Other loans	1,200	0	0	794	0	750	1,244	255	0	0	0	17	42	196	1,048	945
	441,966	(7,473)	(511)	19,305	0	4,010	449,277	166,026	(152)	0	1,467	17	42	167,282	281,995	275,940
	1,341,460	(16,417)	(515)	122,037	0	70,630	1,375,935	837,165	(2,408)	(7,187)	58,191	17	54,532	831,212	544,723	504,295

(*) *Currency translation changes with period end rates.*

Basis of preparation

MTU Aero Engines GmbH, Munich

The consolidated financial statements, consisting of consolidated balance sheet, consolidated statement of income, consolidated statement of changes in equity and consolidated statement of cash flow, have been prepared in accordance with the accounting provisions of the German Commercial Code and are shown in thousands of Euro (T€), with the exception of sales figures, which are disclosed in millions of Euro (M€). Items aggregated in the balance sheet and statement of income are shown separately in the Notes and explained where necessary.

Accounting Policies

Accounting policies are unchanged from the previous year. Assets and liabilities reported in the consolidated balance sheet are, where circumstances are identical throughout the Group, valued uniformly in line with the accounting policies of the parent company.

Intangible assets are stated at acquisition cost less scheduled depreciation. Goodwill on consolidation, resulting from an extension to the Group, is amortized on a straight-line basis over a period of 15 years.

Property, plant and equipment are valued initially at acquisition or manufacturing cost. Manufacturing cost comprises direct costs as well as attributable material and manufacturing overheads, including depreciation. Repair expenses are charged directly to the statement of income in the period in which they are incurred. Property, plant and equipment are removed from the consolidated balance sheet on disposal.

Property, plant and equipment are depreciated systematically using useful lives which comply with German tax rules. Depreciation commences from the date on which the relevant asset ready for service.

Scheduled depreciation on property, plant and equipment is based normally on the following useful lives:

	%	Years
Buildings	2%–4%	25–50
Light-weight constructions	10%	10
Site improvements	5%–10%	10–20
Technical equipment and machinery	10%–20%	5–10
Other facilities, factory and office equipment	6%–33%	3–15

Depreciation on buildings is computed using the maximum rates permitted for German tax purposes.

Movable assets which have a useful life of six years or more are depreciated using the reducing balance method. Depreciation reverts to the straight-line method as soon as spreading the net book value over the remaining useful life leads to a higher depreciation expense.

In accordance with tax simplification rules, items acquired during the first half of the year are subject to a full-year's depreciation expense and items acquired during the second half of the year are subject to a half-year's depreciation expense. Low value assets with acquisition cost up to 410.00 EURO are expensed in full in the year of acquisition.

Investments in non-consolidated companies, related companies and other financial assets are valued at cost, or in the case of impairment, at their lower fair value. Non-interest bearing loans are written down to their present value.

Associated companies are valued at equity, or, if they are not material to the consolidated balance sheet, financial position and results of operations of the Group, at cost.

Raw materials and supplies are valued at the lower of cost or market. Work in process is valued at manufacturing cost, comprising direct costs and indirect material and production overheads, including depreciation. Identifiable specific risks are covered by inventory write-downs or provisions for onerous contracts.

Receivables, other assets, cash and cash equivalents are valued at their nominal value. Non-interest bearing receivables which mature after more than one year from the balance sheet date are discounted to their present value. Identifiable specific risks and the general credit risk are covered by appropriate write-downs. Allowances for losses arising from settlement of accounts are disclosed in other accrued liabilities. Reinstatement write ups for noncurrent and current assets will be carried out as far as applicable.

Accrued pension liabilities relating to the Group's German companies are based on actuarial valuation and have been computed using the German Teilwert method (which is similar to the entry age actuarial cost method) and an interest rate of 6%. Pension obligations for non-German companies are valued in accordance with US GAAP respectively Canadian GAAP based on actuarial calculations. Due to the fact, that such obligations in comparison to the German pension liabilities are not material we did not perform a revaluation for German GAAP purposes.

Accrued taxes and other accrued liabilities are computed using the principles of fair and reasonable valuation. Accrued liabilities for personnel and social obligations, which comprise future benefits arising in yearly installments are computed actuarially using the German Teilwert method and an interest rate of 5.5%.

Provisions are recognized to cover losses or liabilities which are likely to be incurred but which are uncertain as to amount or timing. The amounts recognized represent the best estimate of the liability based on available information.

Restructuring provisions of T€ 199 (PY T€ 1,902) relate primarily to estimated costs to be incurred in connection with restructuring activities at MTU Maintenance Canada Ltd. (PY also MTU Aero Engines GmbH).

Accruals for negative fair values of derivatives are valued by comparing the contractual rates with the fair values of the derivatives at the balance sheet date.

Liabilities are shown at their repayment amounts.

Revenue relating to the sale of goods is recognized when title passes to the customer, which is generally shipment date. There is one exception: in the case of risk and revenue-sharing partnership ("RRSP") arrangements, in which revenue is recognized on the basis of the date products are delivered by the leading partner to the final customer.

Revenue from services is recognized when the services have been performed and accepted by the customer.

Transactions are recorded as extraordinary items when they fall outside of the ordinary activities, i.e. transactions are exceptional for the business by nature and amount and would not provide a true and fair view of the Group's results of operations, if shown as income/expense from ordinary activities.

Income taxes are determined in accordance with the legislation of the countries in which the consolidated entities operate. Deferred tax assets or liabilities are computed on all timing differences between the accounting and tax bases of assets and liabilities. Deferred tax assets are only recognized when they arise from consolidation procedures. Deferred tax liabilities are not recorded on "permanent" timing differences. Deferred tax assets and liabilities are offset when they relate to the same entity.

MTU uses derivative financial instruments to hedge exchange rate fluctuations of the US Dollar. Derivative contracts are considered to be pending contracts and therefore are recorded at their inception in memorandum accounts at their notional contract amount. However if the fair value of a derivative instrument at the balance sheet date is negative, MTU recognizes a provision. Unrealized gains are not recognized. Gains and losses on derivative contracts are recognized in the statement of income when a contract is closed. Hedge accounting is not applied.

A concentration of credit risk (whether on or off-balance sheet) exists when changes in economic or other conditions affect in a similar way, the ability of groups of customers or counter parties with similar economic characteristics to meet their contractual obligations to the Group. The potential credit risk for MTU relates primarily to cash and cash equivalents and receivables. At December 31, 2002, MTU's cash and cash equivalents were placed primarily in cash management pools with financial institutions owned by DaimlerChrysler.

Concentration of credit risk also arises from the fact that MTU offers similar products to similar customers in similar product markets. As disclosed in Note 21, net revenues from six customers represented 65.6% and 67.3% of total net revenues in 2002 and 2001 respectively.

Group reporting entity

The consolidated financial statements comprise MTU Aero Engines GmbH and the following German and non-German subsidiaries:

Name, registered offices	Share-holding (%)
German	
MTU Maintenance Hannover GmbH, Langenhagen	100.0
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	100.0
RSZ Beteiligungs- und Verwaltungs GmbH, Munich	100.0
ATENA Gesellschaft für Engineering Services mbH, Munich	100.0
Non-German	
MTU Maintenance Canada Ltd., Richmond, British Columbia, Canada	70.0
Vericor Power Systems L.L.P., Atlanta, Georgia, USA	100.0
MTU Aero Engines Design Inc., Rocky Hill, Connecticut, USA	100.0
MTU Aero Engines North America Inc., Rocky Hill, Connecticut, USA	100.0
MTU Aero Engines Components Inc., Newington, Connecticut, USA	100.0
ATENA Inc., East Hartford, Connecticut, USA	100.0

The changes in the group reporting entity were as follows:

With effect from July 1, 2002, Vericor Power Systems L.L.C. (Atlanta/USA) has been fully consolidated following an increase in the shareholding. This company was previously consolidated proportionately (50%). Vericor markets, sells, and operates the gas turbines ASE8, ASE40, ASE50, TF 40 and TF 50.

ATENA Gesellschaft für Engineering Services mbH (Munich/Germany), which was previously an associated company accounted for at cost, has been fully consolidated with effect from January 1, 2002, as a result of the increased shareholding. ATENA provides high-quality engineering and technology services for turbo systems and for customers engaged in the aviation, space travel, automotive, information and communication technology sectors.

ATENA Inc. (East Hartford/USA) was founded in 2002 as a branch of ATENA Gesellschaft für Engineering Services mbH and is engaged in similar activities.

MTU Anlagenvermietung GmbH (Munich/Germany) was sold on January 1, 2002 and is therefore no longer consolidated. The consideration amounted to T€ 7,821 and was received in cash.

Basis of preparation

Changes in the group reporting entity gave rise to the following changes in the consolidated financial statements:

	in T-€	%
Revenues	32,093	1.34
of which from acquisitions	33,527	1.40
of which from divestitures	(1,434)	(0.06)
Non-current assets	8,834	0.60
thereof property, plant and equipment	108	0.01
Inventories and receivables	7,533	0.52
Cash and cash equivalents	782	0.05
Assets	**17,149**	**1.17**
Shareholders' equity	5,009	0.34
Accrued liabilities	3,431	0.23
Liabilities	8,709	0.60
Shareholders' equity and liabilities	**17,149**	**1.17**

Profit and loss transfer agreements are in place between MTU Aero Engines GmbH and the following subsidiaries:

Name, registered offices	From
MTU Maintenance Hannover GmbH, Langenhagen	1979
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	1991
MTU-Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich	1984
Sulzer-MTU Casting Technology GmbH, Munich	1986

Consolidation principles

Cost of investment and equity are consolidated using the German "book value method" under which the parent company's cost of investment is eliminated against the relevant company's share capital and retained earnings at the date of acquisition.

MTU does not consolidate MTU München Unterstützungskasse GmbH (Munich/Germany) because the Group does not have the power to govern the financial and operating policies so as to obtain benefits from its activities.

MTU-Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich, Sulzer MTU Casting Technology GmbH (Munich/Germany), MTU Maintenance Malaysia Sdn. Bhd. (Shah Alam/Malaysia) and MTU Maintenance do Brasil Ltda. (Sao Carlos/Brazil) are not consolidated because they are not material (including on an aggregated basis) for the fair presentation of the net assets, financial position, results of operations and cash flows of the Group.

The associated companies DaimlerChrysler "Retura" Beteiligungsverwaltungsgesellschaft mbH (Stuttgart/Germany), Pratt & Whitney Canada Customer Service Centre Europe GmbH (Ludwigsfelde/Germany) and MTU Maintenance Zhuhai Co. Ltd. (Zhuhai/China) are consolidated using the equity method. The investment in these companies is initially recorded at cost and the carrying amount is adjusted for subsequent contributions and MTU's share of the associate company's income, losses and distributions.

A further six associated companies are disclosed as investments in related companies, and are not accounted for at equity, but at cost, as they are not material for the fair presentation of the net assets, financial position and results of operations of the Group.

Intercompany receivables and payables are eliminated. Differences resulting from the elimination of intercompany balances are recognized in the statement of income.

All material intercompany profits on intercompany sales of goods and services are eliminated.

Intercompany sales and other income are eliminated against the relevant costs.

The deferred tax asset shown in the consolidated balance sheet results from consolidation procedures with income effect.

Currency translation

Foreign currency receivables and cash assets are translated in the individual entity financial statements at the original exchange rate or at the closing rate if lower; foreign currency liabilities are translated at the original exchange rate or at the closing rate, if higher. Insignificant differences from exchange rate adjustments were not applied to foreign companies for immateriality reasons.

For the purposes of the consolidated financial statements, the individual entity financial statements of all foreign companies are translated into Euro at closing exchange rates.

Non-current assets are translated at closing exchange rates and the resulting translation differences are shown separately.

Income and expense items as well as net income are translated using quarterly average exchange rates for the respective periods. Up to 2001, income and expense items were translated using average annual exchange rates. Transfers to/from retained earnings and the unappropriated profit are translated at closing exchange rates. The difference arising from translating net income at quarterly average exchange rates as opposed to closing rates is recognized in equity.

The following exchange rates have been used for financial years 2001 and 2002 to translate balance sheets and statements of income denominated in currencies other than the Euro:

Foreign currency

	Exchange rate at December 31,		Annual average exchange rate	
1 € =	2002	2001	2002	2001
United States (USD)	1.0487	0.8813	0.9451	0.8956
Canada (CAD)	1.6550	1.4077	1.4833	1.3863
China (CNY)	8.6837	7.2919	7.8211	7.4142

Use of estimates

The preparation of financial statements in conformity with German GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the decision to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates relate to depreciation, amortization and impairment of non-current assets, contract work in progress, inventory write-downs, doubtful accounts and environmental and legal liabilities. Actual results could differ from those estimates.

Notes to the Consolidated Balance Sheet

For movements in non-current assets in the period under review we refer to page F-112.

(1) Intangible Assets

Intangible assets amount to T€ 54,380 (PY T€ 16,481) and comprise licenses, goodwill and usufractuary rights.

Up to 2001, acquisitions did not give rise to goodwill or negative goodwill. Goodwill at December 31, 2002 relates to the following companies:

in T-Euro	12/31/2002	12/31/2001
Vericor Power Sysems L.L.C., Atlanta, USA	2,704	0
ATENA Gesellschaft für Engineering Services mbH, Munich, Germany	2,230	0
Total goodwill	4,934	0

Goodwill is recognized as an asset and amortized straight-line over a period of 15 years.

(2) Property, plant and equipment

Property, plant and equipment decreased by T€ 3,526 to T€ 208,348. Major additions in 2002 comprise machinery in Munich and Hannover as well as tooling in Munich, Hannover and Berlin. Disposals are mainly caused by technical replacement.

(3) Financial assets

Financial assets comprise principally investments in non-consolidated affiliated companies as well as investments in associated and other companies.

(4) Inventories

in T-Euro	12/31/2002	12/31/2001
Raw materials and supplies	201,664	196,723
Work in process, services in process	238,987	342,333
Advance payments made	4,448	10,236
Total inventories	445,099	549,292

(5) Advance payments received

Advance payments received totalling T€ 255,129 (PY T€ 252,912) relate almost entirely to long-term contract work and have been offset against inventories on the face of the balance sheet. The amount includes T€ 109,915 (PY T€ 119,574) received from associated project companies.

(6) Receivables

in T-Euro	12/31/2002		12/31/2001	
Trade receivables		315,150		341,668
—of which due after more than one year	9,960		13,455	
Receivables from affiliated companies		327,937		408,873
—of which due from shareholder	14,503		0	
Receivables from related companies		53,461		50,666
Total receivables		696,548		801,207
—of which due after more than one year	9,960		13,455	

Trade receivables due after more than one year as of 31 December 2002 are mainly linked to the sale of a MRO contract with a term of 3 years instalments.

Receivables from related parties are further explained in the "Related party transactions" section at the end of these notes. Receivables are shown net of liabilities against the respective party.

Receivables from affiliated companies relate to trading and financial transactions. They include cash funds due from DaimlerChrysler AG, amounting to T€ 311,021 (PY T€ 412,071).

(7) Other assets

in T-Euro	12/31/2002		12/31/2001	
Amounts due from:				
Tax authorities		747		242
Employees		1,251		1,434
Suppliers		8,378		7,819
Other debtors		3,003		41,170
Total other assets		13,379		50,665
—of which due after more than one year	441		394	

Amounts due within one year from tax authorities relate to value added tax.

(8) Cash and cash equivalents

in T-Euro	12/31/2002	12/31/2001
Cheques, cash, Federal Bank account	997	13
Cash at banks and postal giro account	13,249	30,210
Total cash	14,246	30,223

(9) Prepaid expenses and deferred taxes

in T-Euro	12/31/2002	12/31/2001
Prepaid expenses	3,610	4,154
Deferred taxes	0	2
Total prepaid expenses and deferred taxes	3,610	4,156

(10) Capital stock

The amount disclosed represents the capital stock of MTU Aero Engines GmbH, which is unchanged from the previous year.

(11) Additional paid-in capital

Additional paid-in-capital relates to the capital stock increase of MTU Aero Engines GmbH recorded in 1970.

(12) Retained earnings

Retained earnings comprise the retained earnings of MTU Aero Engines GmbH as well as the difference between the Group's cost of investment and share of equity, recognized in conjunction with capital consolidation. Retained earnings also include the unappropriated profits and losses of consolidated subsidiaries. Adjustments resulting from consolidation procedures with income effect are also recognized under this heading. Retained earnings pursuant to § 29 (4) GmbHG, which result from the revaluation of certain assets in 1987, amount to T€ 2,281 (PY T€ 2,281).

in T-Euro	12/31/2002	12/31/2001
Legal reserves	2,281	2,281
Other retained earnings	(24,561)	7,177
Total retained earnings	(22,280)	9,458

(13) Minority interest

The minority interest relates to MTU Maintenance Canada Ltd. which is 30% owned by Air Canada. Losses attributable to a minority shareholder may exceed the minority interest in the equity of the subsidiary. In this case, the excess, and any further losses applicable to the minority, are not charged against the minority interest unless the minority has a binding obligation to, and is able to, compensate the losses. MTU Maintenance Canada Ltd. has negative equity at December 31, 2002. No minority interest is shown in the balance sheet at December 31, 2002, since Air Canada does not have a contractual liability to make good MTU-C's negative equity.

(14) Accrued pension liabilities

in T-Euro	12/31/2002		12/31/2001	
Accrued pension liabilities (regular schemes)		227,497		211,410
—of which due within one year	10,419		9,800	
Accrued liabilities relating to deferred compensation arrangements		6,678		4,362
—of which due within one year	136		136	
Other accrued pension liabilities		478		252
Total accrued pension liabilities		234,653		216,024
—of which due within one year	10,555		9,936	

Indirect pension obligations of MTU München Unterstützungskasse GmbH (Munich, Germany), amounting to T€ 12,140 (PY T€ 10,061) are not recognized as a liability.

(15) Other accrued liabilities

in T-Euro	12/31/2002	12/31/2001
Accrued taxes	1,047	1,889
Deferred taxes	56	0
Other accrued liabilities	690,648	815,350
Total other provisions	691,751	817,239

Accrued taxes relate to tax liabilities that have not yet been definitively assessed.

Deferred taxes result from consolidation procedures with income effect.

Other accrued liabilities relate to risks relating to pending contracts, product liability and litigation risks, warranty obligations, program risks and personnel-related obligations.

Other accrued liabilities

in T-Euro	12/31/2002	12/31/2001
Risks relating to pending contracts	502,074	519,515
Subsequent costs on billed contracts	77,768	91,435
Personnel-related measures	49,132	41,243
Product liability and litigation risks	24,981	13,178
Losses arising from settlement of accounts	14,861	7,416
Warranties	10,020	16,376
Negative fair values of derivatives	5,847	118,486
Cost of annual report & general meeting	2,716	1,195
Deferred maintenance work carried out in first quarter of following year	2,270	3,070
Environmental protection risks	363	1,341
Restructuring	199	1,902
Miscellaneous other provisions	417	193
Total other accrued liabilities	690,648	815,350

Accrued liabilities for personnel-related measures include part-time work arrangements for older employees ("Altersteilzeit") amounting to T€ 17,849 (PY T€ 20,107) and stock-based compensation arrangements amounting to T€ 134 (PY T€ 114).

(16) Advance payments received

(17) Financial liabilities

(18) Trade liabilities

(19) Other liabilities

in T-Euro	12/31/2002		12/31/2001	
Advance payments received		69,970		0
—of which due within one year	69,970		0	
Financial liabilities		11,974		16,297
—of which due within one year	0		2,445	
—of which due between one and five years	191		0	
—of which due after more than five years	11,783		13,852	
Trade liabilities		207,161		311,455
—of which due within one year	206,184		308,326	
—of which due between one and five years	977		3,129	
Other liabilities				
Liabilities to affiliated companies		45,187		63,248
—of which due within one year	45,187		63,248	
—of which due to shareholder	0		2,469	
Liabilities to related companies		45,315		84,406
—of which due within one year	45,315		84,406	
Miscellaneous other liabilities		85,105		75,159
—of which due within one year	81,656		71,901	
—of which due between one and five years	914		793	
—of which due after more than five years	2,535		2,465	
—of which for taxes	5,917		5,298	
—of which for social security	11,804		11,145	
Total other liabilities		175,607		222,813
Total liabilities		464,712		550,565
—of which due within one year	448,312		530,326	
—of which due between one and five years	2,082		3,922	
—of which due after more than five years	14,318		16,317	

Advance payments received relate mainly to the project company EUROJET Turbo GmbH, Munich.

Liabilities to affiliated companies relate to trading and financial transactions. They include short-term financial liabilities of T€ 35,831 (PY T€ 43,960) due to non-German DaimlerChrysler finance holding companies.

Liabilities to related companies relate primarily to project companies.

For further information on related party transactions we refer to our separate note at the end of these notes.

Miscellaneous other liabilities comprise mainly personnel (vacation and flex-time accrual [T€ 39,275; PY T€ 35,296], old age part-time accrual [T€ 11,625; PY T€ 9,284]) and social security related obligations (T€ 11,804; PY T€ 11,145).

(20) Deferred income

Deferred income amounts to T€ 13 (PY T€ 13) and relates to rental and lease income.

Contingent liabilities

Contingent liabilities of the Group at December 31, 2002 amount to T€ 324,456 (PY T€ 151,733) and relate mainly to risk and revenue sharing contracts.

Contingent liabilities from risk and revenue sharing contracts

	12/31/2002		12/31/2001	
in T-Euro	gross	net	gross	net
GE	57,148	49,997	68,041	59,526
IAE	47,558	40,354	49,628	46,661
PWA	199,943	189,945	30,513	28,988
Total	304,649	280,296	148,182	135,175

The gross amount is the total contingency, while the net amount discloses the off balance risk, already reduced by the on balance provisions.

Non-quantifiable contingent liabilities result from contract performance guarantees given by MTU Aero Engines in conjunction with military and civil cooperation programs.

Other financial commitments

Other financial commitments under existing rental, property lease and leasing contracts amount to T€ 90,104 (PY T€ 31,929), of which T€ 2,706 (PY T€ 2,324) relate to affiliated companies.

Operating lease obligations 12/31/2002 due in:

in T-Euro	
2003	9,961
2004	9,527
2005	7,203
2006	7,129
2007	5,973
after 2007	50,311
Total operating lease obligations	90,104
—of which relating to affiliated companies	2,706

Purchase order commitments in connection with capital expenditure and regulatory requirements are within the normal scope of business.

Notes to the Consolidated Statement of Income

(21) Revenues

Revenues from sales of goods and services:

in M-Euro	2002	2001
Sale of goods	1,379	1,644
Sale of services	918	873
Total	2,297	2,517
Analysis of revenues by business unit:		
Commercial aero engines programs	1,142	1,481
Military aero engines programs	461	407
Maintenance, repair and overhaul	694	629
Analysis of revenues by region:		
Germany	425	360
Other	1,872	2,157
Breakdown of non-German revenues:		
Other E.U. countries	236	215
Other European countries	17	26
North America	1,424	1,735
Asia	154	99
Africa	5	16
Other countries	36	66

%	2002	2001
Revenues by major customers		
Pratt & Whittney Aircraft, USA	16.6%	16.6%
Pratt & Whitney Canada, Canada	4.3%	5.1%
General Electric Co., USA	17.5%	22.4%
IAE International Aero Engines AG, Switzerland	10.4%	11.0%
EUROJET Turbo GmbH, Germany	8.1%	6.1%
Turbo-Union Ltd., UK	8.7%	6.1%
Total	65.6%	67.3%

No other customer accounted for 5% or more of MTU's total net revenues for the periods presented. MTU expects that a significant portion of its future revenues will continue to be generated by these customers and points out that any substantial reduction in orders by one of these customers could have a material adverse effect on MTU's operating results and financial condition.

(22) Cost of sales

in T-Euro	2002	2001
Cost of materials	1,293,195	1,746,925
Personnel expenses	444,828	386,709
Amortization and depreciation	52,817	54,740
Other	189,418	74,141
Total cost of sales	1,980,258	2,262,515

(23) Selling expenses

in T-Euro	2002	2001
Cost of materials	9,506	6,883
Personnel expenses	40,316	33,296
Amortization and depreciation	1,289	1,232
Other	22,593	16,825
Total selling expenses	73,704	58,236

(24) General administrative expenses

in T-Euro	2002	2001
Personnel expenses	25,928	23,824
Amortization and depreciation	1,230	897
Other	17,411	14,404
Total general administrative expenses	44,569	39,125

(25) Other operating income

in T-Euro	2002	2001
Change in provisions for FX-contracts	112,639	0
Gains from FX-contracts	6,781	3,953
Exchange gains	35,354	84,564
Other	15,378	11,901
Total other operating income	170,152	100,418

Other comprise mainly the result of disposal of MTU Anlagenvermietung GmbH, Munich (T€ 5,609), investments grants, profit on disposals of fixed assets and release of accrued liabilities.

(26) Other operating expenses

in T-Euro	2002	2001
Change in provisions for FX-contracts	0	27,940
Losses from FX-contracts	37,064	61,941
Exchange losses	83,512	58,322
Other	5,428	5,874
Total other operating expenses	126,004	154,077

(27) Financial result

in T-Euro	2002		2001	
Income from affiliated, associated and related companies				
Income from profit and loss transfer agreements		691		1,880
Income from tax allocation		443		515
Other income from affiliated, associated and related companies		3,154		9,460
—of which from affiliated companies	3,000		9,263	
Losses from associated companies		3,256		516
		1,032		11,339
Interest Income				
Income from long-term financial assets		20		17
Other interest and similar income		18,836		33,941
—of which from affiliated companies	15,646		33,508	
Interest and similar expenses		4,452		7,989
—of which to affiliated companies	3,417		6,635	
		14,404		25,969
Other financial income (expense)				
Losses from write-down of securities		1,467		822
Losses on disposal of financial assets		0		35
Gains on disposal of financial assets		162		300
Income from reversal of write-downs on financial assets		17		44
Other financial income		297		6
		(991)		(507)
Total financial result		14,445		36,801

Income from profit and loss transfer agreements result mainly from MTU Versicherungsver-mittlungs- und Wirtschaftsdienst GmbH, Munich, T€ 640 (PY T€ 744), and Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde, T€ 50 (PY T€ 1,135).

Income from tax allocation relate chiefly to MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich, T€ 443 (PY T€ 514).

Other income from affiliated, associated and related companies refer mostly to DaimlerChrysler "Retura" Beteiligungsverwaltungsgesellschaft mit beschränkter Haftung, Stuttgart, T€ 3,000 from consolidation by using the equity method (PY T€ 9,234 dividends) and EUROJET Turbo GmbH, Munich, T€ 132 (PY T€ 169).

Losses from associated companies are attributable to MTU Maintenance Zhuhai Co. Ltd, Zhuhai from consolidation by using the equity method.

Losses from write-down of securities which are held to cover Canadian pension obligations result from a decrease in value of the respective securities.

(28) Extraordinary income/expenses

In 2001, the Group recorded a net extraordinary income of T€ 84,755 in connection with the contribution of MTU's 49% share in DaimlerChrysler Dieselantriebe GbR (Friedrichshafen/Germany) into DCR DaimlerChrysler "Retura" Beteiligungsverwaltungsgesellschaft mit beschränkter Haftung (Stuttgart/Germany). Thus "Retura" owned 88.35% shares in MTU Motoren- und Turbinen-Union Friedrichshafen GmbH (Friedrichshafen/Germany) and sold these MTU-Friedrichshafen shares to DaimlerChrysler AG. The non-taxable sale of the shares in MTU Friedrichshafen GmbH and the subsequent interim dividend paid by DCR gave rise to extraordinary income of T€ 249,621. An extraordinary expense of T€ 164,866 was recorded to write-down the value of DCR to its going concern fair value.

(29) Income taxes

in T-Euro	2002	2001
Current income taxes	59,674	98,599
Deferred income taxes	65	(687)
Total income taxes	59,739	97,912

(30) Expense for profit transfer

In accordance with the Profit and Loss Transfer Agreement dated December 21, 2000, profit of T€ 220,098 (PY T€ 157,755) was transferred to DaimlerChrysler Luft- und Raumfahrt Holding AG (Munich/Germany).

Additional information as to the Company's consolidated results of operations

Operating performance has been measured in the past using DaimlerChrysler's key performance indicator Operating Profit. Going forward we will focus on key measures, which are more common in the capital markets. The reconciliation from Income from ordinary activities to Earnings before Interest and Taxes (EBIT) and Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) for the two years ended 31 December is as follows:

in T-Euro	2002	2001
Income from ordinary activities	256,923	140,195
– Interest income	(14,404)	(25,969)
= EBIT	242,519	114,226
+ Depreciation and Amortization	56,724	58,493
= EBITDA	299,243	172,719
+ Expenses related to restructuring	11,283	1,431
= Adjusted EBITDA	310,526	174,150

In the period under review EBITDA has been significantly affected by transactions, which are not related to the Company's operating activities, however do not qualify as extraordinary items according to § 277 (4) HGB. On our operating results we make the following representations:

Due to ongoing losses since its inception in 1998 MTU-Canada has launched a restructuring program in 2002 to down-size its operations. Associated restructuring costs amount to T€ 10,052 (PY T€ 73) and are related to write-off of inventories (T€ 7,575), write-off of receivables (T€ 1,527) and expenses for reduction of personnel (T€ 950).

MTU Aero Engines GmbH recorded expenses of T€ 1,231 (PY T€ 1,358) for reduction of workforce.

These restructuring costs are included in cost of sales (T€ 9,264), selling expenses (T€ 1,700) and general administrative expenses (T€ 319).

Because of the USD/EUR exchange rate movement MTU has reported significant exchange gains and losses, of which T€ 14,044 are attributable to the revaluation of USD cash balances. The latter is disclosed as other operating expenses (T€ 14,044; PY T€ 0) respectively other operating income (T€ 0; PY T€ 9,606).

Other disclosures

Personnel expenses

in T-Euro	2002		2001	
Wages and salaries		402,265		358,803
Social security, welfare and pension cost		97,660		80,076
—of which pension cost	29,890		18,893	
Total personnel expenses		499,925		438,879

Employees

	Number		Number	
	Average for 2002	Dec. 31, 2002	Average for 2001	Dec. 31, 2001
Wage earners	3,804	3,731	3,707	3,833
Salary earners	4,049	4,228	3,466	3,583
Apprentices/trainees	358	417	371	423
Total number of employees	8,211	8,376	7,544	7,839

Cost of materials

in T-Euro	2002	2001
Cost of raw materials	594,037	799,650
Cost of purchased services	717,441	1,017,161
Total cost of materials	1,311,478	1,816,811

Other taxes

in T-Euro	2002		2001	
Expenses for other taxes		1,228		559
—of which not relating to the period under review	26		33	

Order intake

	2002		2001	
	in M-Euro	%	in M-Euro	%
Business Unit				
Commercial aero engine programs	1,233	55.72	1,273	57.52
Military aero engine programs	274	12.38	303	13.69
Commercial maintenance, repair and overhaul	706	31.90	637	28.79
Total order intake	2,213	100.00	2,213	100.00

Related party transactions

Receivables from related and associated companies

in T-Euro	2002	2001
Turbo Union Ltd.	35,701	22,628
EUROJET Turbo GmbH	15,967	19,650
MTU Maintenance Zhuhai Co. Ltd.	1,260	1,244
MTU-Turbomeca Rolls-Royce GmbH	533	0
ATENA Gesellschaft für Engineering Services mbH	0	6,675
Vericor Power Systems L.L.C	0	452
Aero Propulsion Alliance GmbH	0	17
Total receivables from related and associated companies	53,461	50,666

Payables to related and associated companies

in T-Euro	2002	2001
IAE International Aero Engines AG	44,838	61,093
Pratt & Whitney Canada Customer Service Centre Europe GmbH	477	23,094
MTU-Turbomeca Rolls-Royce GmbH	0	168
Sulzer-MTU Casting Technology GmbH	0	51
Total payables to related and associated companies	45,315	84,406

Receivables from related and associated parties mainly result from operating activities.

Transactions with DaimlerChrysler and its affiliates

MTU participates in the DaimlerChrysler cash pooling system. Other transactions with DaimlerChrysler companies are not material. MTU receives and performs services from and for DaimlerChrysler and its affiliates, including administrative, data processing, personnel administration, maintenance, security, financial and legal services.

List of investments

The main investments in affiliated and associated companies at December 31, 2002 were as follows:

Name, registered office	Share-holding (%)	Equity Dec. 31. 2002 in T-Euro	Result 2002 in T-Euro
Affiliated companies			
MTU München Unterstützungskasse GmbH, Munich	100.0	6,985	(693)
DaimlerChrysler "Retura" Vermögensverwaltungsgesellschaft mbH, Stuttgart	49.0	473,165	6,138
MTU Maintenance Malaysia Sdn. Bhd., Shah Alam(1)	100.0	101	138
Associated companies			
MTU Maintenance Zhuhai Co. Ltd., Zhuhai(1)	50.0	52,211	(7,660)
Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde(2)	50.0	10,226	0

(1) *Equity translated at closing rate on December 31, 2002. Result translated at average exchange rate for 2002.*

(2) *Result after profit transfer of T€ 100.*

Publication of individual company financial statements

The individual company financial statements of German companies with profit and loss transfer agreements included in MTU's consolidated financial statements have not been published for 2002 in accordance with § 264 (3) HGB.

Representative bodies of the Company

Remuneration of the members of the Executive Management (Geschäftsführung) of MTU Aero Engines GmbH amounted to T€ 1,923. Remuneration of the Supervisory Board amounted to T€ 84. Remuneration of former members of the Executive Management and their surviving dependants amounted to T€ 683. Pension obligations to former members of the Executive Management and their surviving dependants amount to T€ 7,156 (included in accrued pension liabilities).

Members of the Executive Management (Geschäftsführung):

Dr. Klaus Steffens (Chief Executive Officer)	Munich, Germany
Dr. Dirk Lück (until October 31, 2002) (Human Resources)	Munich, Germany
Dr. Rudolf Müller (from November 1, 2002) (Human Resources)	Munich, Germany
Dr. Michael Süß (Operations)	Munich, Germany
Reiner Winkler (Finance)	Munich, Germany

Members of the Supervisory Board:

Dr. rer. pol. Manfred Bischoff (President) . . . . Member of the Managing Board of DaimlerChrysler AG	Starnberg, Germany
Günter Sroka (Vice President)(*) (from August 1, 2002) . . . . Chairman of the Works Council of MTU Aero Engines GmbH	Dachau, Germany
Herbert Schmid (Vice President) * (until July 31, 2002) . . . . President of the Works Council of MTU Aero Engines GmbH	Dachau, Germany
Harald Flassbeck(*) . . . . Representative of IG Metall Verwaltungsstelle Munich	Unterhaching, Germany
Werner Heinzmann (until August 8, 2002) . . . . former member of the Managing Board of DaimlerChrysler Aerospace AG	Friedrichshafen, Germany
Herbert Kauffmann (from August 8, 2002) . . . . Head of Group Accounting/Controlling of DaimlerChrysler AG	Stuttgart, Germany
Michael Keller(*) (from January 1, 2002) . . . . Qualified engineer (university of applied sciences)	Aindling, Germany
Dr. jur. Hartwig Knitter (until August 8, 2002) . . . . former member of the Managing Board of DaimlerChrysler Aerospace AG	Gmund am Tegernsee, Germany
Dr. Edgar Krökel (from August 8, 2002) . . . . Vice President Mergers & Acquisition of DaimlerChrysler AG	Stuttgart, Germany
Prof. Dr. rer. nat. Walter Kröll . . . . President Helmholz-Gemeinschaft Deutscher Forschungszentren	Cologne, Germany
Josef Mailer(*) . . . . Mechanic for flight engines	Dachau, Germany
Dr. rer. pol. Klaus Mehrens(*) . . . . Regional Head of IG Metall Frankfurt/Main	Frankfurt/Main, Germany
Dr.rer.oec. Wolfgang Piller (until August 8, 2002) . . . . Attorney	Germering, Germany
Karl Trautmann(*) . . . . Vice President of the Works Council of MTU Aero Engines GmbH	Dachau, Germany
Prof. Klaus-Dieter Vöhringer (from August 8, 2002). . . . . Managing board member research & technology of DaimlerChrysler AG	Stuttgart, Germany
Dr. Sigmar Wittig (from August 8, 2002) . . . . Chairmen of the Management Board of DLR Deutsches Zentrum für Luft- und Raumfahrt	Cologne, Germany
Prof. Dr. jur. Joachim Zahn (until August 8, 2002) . . . . Attorney	Munich, Germany

(*) *Employees' representative.*

Munich, January 27, 2004

Dr. Steffens	Dr. Süß	Winkler

INDEPENDENT AUDITORS' REPORT

We have audited the consolidated financial statements and group management report of MTU Aero Engines GmbH, Munich, for the year ended December 31, 2002. The preparation of the consolidated financial statements and group management report in accordance with German commercial law is the responsibility of the Executive Management of the group parent company. Our responsibility is to express an opinion on the consolidated financial statements and the group management report, based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that material misstatements affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with German accounting principles and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the internal control system relating to the accounting system and the evidence supporting the disclosures in the consolidated financial statements and in the group management report are examined primarily on a test basis within the framework of the audit. The audit also includes an assessment of the individual company financial statements included in consolidated financial statements, the scope of the reporting entity, the accounting and consolidation principles used, the significant estimates made by management as well as of the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with German accounting principles. On an overall basis, the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development.

Munich, January 28, 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Höfer	Harrieder
Wirtschaftsprüfer	Wirtschaftsprüfer

Financial Statements
Annual Report 2004
(audited)

prepared in accordance with
German Commercial Code

MTU Aero Engines
Erste Holding GmbH,
Munich

MTU Aero Engines Erste Holding GmbH, Munich

BALANCE SHEET AS OF DECEMBER 31, 2004

in Euro	Notes		As of 31/12/2004	As of 31/12/2003
ASSETS				
Fixed assets				
Financial assets	(1)	273,529,900.00		273,529,900.00
			273,529,900.00	273,529,900.00
Current assets				
Other assets	(2)	36,041.28		26.00
Cash and cash equivalents		12,011.51		25,067.95
			48,052.79	25,093.95
			273,577,952.79	273,554,993.95
EQUITY AND LIABILITIES				
Equity				
Subscribed capital	(3)	2,210,000.00		25,000.00
Capital reserves	(4)	203,745,000.00		201,500,000.00
Accumulated (Loss)/Profit		(2,335,842.99)		69.95
			203,619,157.01	201,525,069.95
Provisions				
Other provisions		11,024.00		24.00
			11,024.00	24.00
Accounts payable				
Other liabilities	(5)	69,947,771.78		72,029,900.00
			69,947,771.78	72,029,900.00
			273,577,952.79	273,554,993.95

MTU Aero Engines Erste Holding GmbH, Munich

INCOME STATEMENT FOR TWELVE MONTHS ENDED DECEMBER 31, 2004

in Euro	*Notes*		2004	2003
Administrative expenses	(6)		(265,190.25)	(47.47)
Other interest and similar income		188.39		168.85
Other interest and similar expenses		(2,070,911.08)		0.00
Financial result			(2,070,722.69)	168.85
Result of ordinary activities			(2,335,912.94)	**121.38**
Income taxes			0.00	(51.43)
Net loss (-)/profit			(2,335,912.94)	69.95
Profit carried forward			69.95	0.00
Accumulated loss (-)/profit	(7)		(2,335,842.99)	69.95

MTU Aero Engines Erste Holding GmbH, Munich

TABLE OF FIXED ASSETS

in Euro	Historical costs Jan. 1, 2004	Historical costs Dec. 31, 2004	Book value Dec. 31, 2004	Book value Dec. 31, 2003
Financial assets				
Shares in affiliated companies	273,529,900.00	273,529,900.00	273,529,900.00	273,529,900.00
	273,529,900.00	273,529,900.00	273,529,900.00	273,529,900.00

Notes to the MTU Aero Engines Erste Holding GmbH, Munich, Financial Statements as of 31 December 2004

Basics and Methodology

The financial statements of MTU Aero Engines Erste Holding GmbH, Munich are required by the commercial accounting rules. Notes to the financial statements provide detailed information on balance sheet as well as on income statement items (operational format).

Capitalization and Valuation

MTU Aero Engines Erste Holding GmbH, Munich is a small corporation according to § 267 Abs. 1 HGB (German commercial code). For preparing the financial statements, legal advantages to small corporations have been applied (§§ 274a, 276 and 288 HGB).

Shares in affiliated companies are valued at historical costs.

Other assets as well as cash and cash equivalents are carried at their face value.

Other provisions are valued in accordance with the accounting principle of prudence.

Liabilities are carried at their repayment amounts.

(1) Financial assets

	Share Dec. 31, 2004 %	Equity Dec. 31, 2004 Euro	Income 2004 Euro
MTU Aero Engines Zweite Holding GmbH, Munich....	100.00	301,747,840.77	28,222,840.77

(2) Other assets

in Euro	Dec. 31, 2004		Dec. 31, 2003	
Other assets............................		36,041.28		26.00
—amounts falling due within one year	36,041.28		26.00	

(3) Capital stock

The capital stock has been increased from 25,000.00 Euro to 2,030,000.00 Euro due to a reconciliation of capital reserves (2,005,000.00 Euro). Additionally, a capital contribution of 180,000.00 has been subscribed by Blade Management Beteiligungs GmbH & Co. KG, which results in a total capital stock of 2,210,000.00 Euro.

This company is part of the consolidated financial statements of Blade LUX Holding One S.à.r.l., Luxemburg. Copies of the financial statements are available from the company's headquarters in Luxemburg.

According to § 291 HGB, MTU Aero Engines Erste Holding GmbH, Munich is not required to prepare separate financial statements.

The conversion from German GAAP to IFRS affects capitalization, valuation and consolidation of the following items:

- Derivatives are generally recognized at their fair values.
- Apart from unrealized losses, unrealized gains are shown as well.
- Goodwill is not depreciated on a regular basis.
- Inventories are carried at full costs.
- Sales are deferred according to percentage-of-completion-method.
- Deferred taxes are valued according to the balance approach.

Profit shown on the balance sheet includes profit brought forward from the previous year of 69.95 Euro.

(4) Capital reserves

According to § 272 Abs. 2 Nr. 4 HGB, capital reserves of 2,005,000.00 Euro were reconciled to capital stock. At the same time, a share premium of 4,250,000.00 paid by Blade Management Beteiligungs GmbH & Co. KG increased capital reserves.

(5) Other liabilities

in Euro	Dec. 31, 2004		Dec. 31, 2003	
Liabilities to affiliated companies		69,695,651.02		72,029,900.00
of which				
—amounts falling due within one year	55,651.02		29,900.00	
—amounts falling due within one to five years	69,640,000.00		72,000,000.00	
Other liabilities		252,120.76		0.00
of which				
—amounts falling due within one year	252,120.76		0.00	
Remaining liabilities		69,947,771.78		72,029,900.00
of which				
—amounts falling due within one year	307,771.78		29,900.00	
—amounts falling due within one to five years	69,640,000.00		72,000,000.00	

(6) General administrative expenses

General administrative expenses primarily include legal and consulting fees and assurance expenses.

(7) Application of results for the year

Losses on the balance sheet will be carried forward to the succeeding year.

Executive

Management board	Johannes Huth, London Managing Director, KKR & Co. Ltd., London	(until April 22, 2004)
	Bernd Kessler, Strasslach Executive Vice President Commercial Maintenance, Repair, Overhaul MTU Aero Engines GmbH, Munich	(since August 1, 2004)
	Udo Stark, München Chief Executive Officer (Chairman) MTU Aero Engines GmbH, Munich (since 1 January 2005)	(since January 1, 2005)
	Dr. Klaus Steffens, Bernried Chief Executive Officer (Chairman) MTU Aero Engines GmbH, Munich (until 31 December 2004)	(from April 22, 2004 to December 31, 2004)
	Dr. Michael Süß, Starnberg Chief Operating Officer MTU Aero Engines GmbH, Munich	(since April 22, 2004)
	Reiner Winkler, Riemerling Chief Financial Officer MTU Aero Engines GmbH, Munich	(since April 22, 2004)

Munich, Febuary 2, 2005

Management board

Udo Stark Bernd Kessler Dr. Michael Süß Reiner Winkler

Auditors' report:

Independent auditors' report for fiscal year 2004

The following auditors' report (*Bestätigungsvermerk*) was issued in the German language in accordance with § 322 HGB (German Commercial Code) on the Financial Statements 2004 which were prepared under German GAAP in the German language.

INDEPENDENT AUDITORS' REPORT

We have audited the annual financial statements, together with the bookkeeping system, and the financial statements prepared by the MTU Aero Engines Erste Holding GmbH (former: Blade Erste Holding GmbH), Munich, for the business year from 1 January to 31 December 2004. The maintenance of the books and records and the preparation of the annual financial statements in accordance with German commercial law are the responsibility of the Company's legal representatives. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, based on our audit.

We conducted our audit of the annual financial statements by appropriate application of § 317 HGB ["Handelsgesetzbuch": "German Commercial Code"] in compliance with German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer. Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with [German] principles of proper accounting are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the legal representatives, as well as evaluating the overall presentation of the annual financial statements. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of MTU Aero Engines Erste Holding GmbH (former: Blade Erste Holding GmbH), Munich, in accordance with [German] principles of proper accounting.

Munich, 3 February 2005

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Signed: Müller	Signed: Dr Reitmayr
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

Terms in brackets indicate changes to the original version in the German language resulting from translation.

(This page has been left blank intentionally.)

Glossary

Advanced Turbo Fan Integrator (ATFI)

Propulsion concept for future aircraft with a reduction gearbox between the low-pressure turbine and the fan. The concept allows to reduce the number of components and correspondingly lower production & maintenance costs.

Blisk

The term "blisk" is an acronym composed of the words "blade" and "disk". A blisk is an integrally bladed rotor disk, meaning that blade roots and blade locating slots are no longer required. Major advantages: the disk shape can be optimized for low rim loads and the component weight is reduced.

CLEAN

CLEAN stands for Component Validator for Environmentally-friendly Aero Engines. This technology program, funded by the EU, is aimed at developing environmentally-friendly, new engine concepts. In this context, both a reduction gearbox between the low-pressure turbine and fan and a heat-exchanger is used. The digital engine control unit (DECU) and digital engine monitoring unit (DEMU) fulfill the functions of governing the operating parameters, protect the engine from damage and monitor the various engine and regulator systems. Therefore, the life costs are reduced for the engine, and flight safety is increased.

Compressor

The compressor consists of a series of bladed disks, arranged one behind the other, which rotate very rapidly between stators. Large volumes of air are ingested and compressed before being ducted to the combustion chamber. In order to achieve a compression ratio in excess of 30:1 in present-day engines, two different types of compressors are used sequentially: the low-pressure and the high-pressure compressors. These compressors are propelled at significantly differing speeds via concentric shafts from the corresponding turbines.

Fan

Present-day commercial aircraft are propelled by dual-circuit engines. The air drawn in is divided into two partial flows. One part is guided through the core of the engine (compressor, combustion chamber, turbine), whereas the majority of it is a cold, so-called bypass flow which envelopes the engine as such. The large, first rotor of the engine, which accelerates the bypass flow, is called the fan. The front view of an engine shows the fan.

High pressure turbine

See Turbine.

High pressure compressor

See Compressor.

Industrial gas turbine

The operating principle of an industrial gas turbine is essentially the same as that of an aero engine. However, a so-called power turbine is used in place of the low-pressure turbine of an aero engine which drives the fan. This power turbine delivers the necessary power—directly or via a gearbox—to a generator

or pump, etc. Nearly all industrial gas turbines of the lower and intermediate power classes are aero engine derivatives.

Narrowbody aircraft

Commercial aircraft with approximately 100-220 seats.

Low pressure turbine

See Turbine.

Low pressure compressor

See Compressor.

Original Equipment Manufacturer (OEM)

Manufacturer of engines.

Risk and Revenue Sharing Partnership (RRSP)

Alliance for the development and production of commercial aero engines. In RRSPs, alliance members, including the manufacturers of modules and components fund a proportion of the development and production costs for a given engine program, and in return receive a share in the revenues from the sale of engines and spares. In general, RRSPs are negotiated for a specific engine platform and are operated for the life of the engine platform. Whereas OEMs command the largest share in RRSPs, manufacturers of engine modules typically have program shares of 5-30% (depending on the technology provided). Normally, the manufacturers of components have a substantially lower share in programs (less than 10%).

Thrust category

Jet engines are broadly divided into three different thrust categories. The lower category extends to approximately 20,000 pounds thrust, the middle category is 20,000 pounds to approximately 50,000 pounds, and the upper category covers engines above 50,000 pounds thrust.

Turbine

In the turbine, the energy which is inherent in the gases emerging at high pressure and high velocity from the combustion chamber is transformed into mechanical energy. The turbine is divided into two sections (as is the compressor): high-pressure and low-pressure sections. The turbine is connected directly by the corresponding shaft to the corresponding compressor.

Turbo-fan

In dual-circuit turbo-fan engines, only a small proportion of the thrust is obtained from the inner circuit consisting of the compressor, combustion chamber and turbine. The majority of thrust is generated by the outer circuit consisting of the low-pressure turbine and fan.

This fan propels large masses of air rearwards which envelop the engine in the same way as an envelope. This also reduces engine noise. With increasing bypass ratio, i.e. ratio between airflow of the outer and inner circuits, operating cost, emissions and noise are reduced.

Recent Business Developments and Outlook

Against the background of the present economic environment in the aerospace industry, we believe that we will increase our revenues, earnings and operating cash flow in the first half of the current fiscal year compared to the corresponding period in the previous fiscal year.

All of our business divisions contributed to the positive development in revenues in the first quarter of fiscal-year 2005. Our Commercial MRO Business contributed the greatest increase in revenues with an increase of approximately 30% compared to the corresponding period in the previous year and a share of approximately 33% in total Group revenues (before consolidation adjustments). Our reported EBITDA amounted to approximately € 63 million in the first quarter of fiscal 2005 (adjusted EBITDA approximately €71 million). In addition to the increase in revenues, these results are attributable in particular to the successful implementation of re-structuring programs.

As a measure to focus on its core activities, our operating subsidiary, MTU Aero Engines GmbH, entered into a sale and purchase agreement on May 17, 2005 regarding the sale of all shares in its subsidiary ATENA Engineering GmbH to Assystem Brime Deutschland GmbH. The sale and purchase agreement is subject to approval by the relevant antitrust authority.

Our order backlog amounted to €3,582.3 million as of March 31, 2005, compared to €3,408.3 million as of December 31, 2004. Although only limited conclusions as to the future development of our revenues may be drawn on the basis of order intake figures (see "Management's Discussion and Analysis of Financial Condition and Results of Operations"), we expect to achieve the commercial goals we set for the fiscal year and thereby to increase our revenues and EBITDA compared to the previous year.

In our Commercial Business, we anticipate marked growth in new engine sales, which we expect to be attributable in particular to the V2500 (A320 family). In our Military Business, we anticipate an increase in revenues compared to the previous year based on high production levels of EJ200 and MTR390. Should the increases in passenger and freight air traffic be sustained for the remainder of the current fiscal year, we then anticipate a marked increase in revenues in our Commercial MRO Business and further positive earnings development resulting from a higher amount of maintenance activities and the measures implemented in previous years.

Munich, June 3, 2005 — MTU Aero Engines Holding AG

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MTU Aero Engines

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary describes certain United States federal income tax consequences of the purchase, ownership and disposition of the shares as of the date hereof. This discussion is applicable to United States Holders (as defined below) (i) who are residents of the United States for purposes of the income tax treaty between the United States and Germany currently in effect (the "Treaty"), (ii) whose shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in Germany and (iii) who otherwise qualify for the full benefits of the Treaty. Except where noted, this discussion deals only with United States Holders that hold the shares as capital assets. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

1. a bank;
2. a dealer in securities or currencies;
3. a financial institution;
4. a regulated investment company;
5. a real estate investment trust;
6. an insurance company;
7. a tax-exempt organization;
8. a person holding the shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
9. a trader in securities that has elected the mark-to-market method of accounting for your securities;
10. a person liable for alternative minimum tax;
11. a person who owns 10% or more of our voting stock;
12. an investor in a pass-through entity; or
13. a person whose "functional currency" is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. If you are considering the purchase, ownership or disposition of the shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

As used herein, "United States Holder" means a holder of the shares that is for United States federal income tax purposes:

1. an individual citizen or resident of the United States;
2. a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
3. an estate the income of which is subject to United States federal income taxation regardless of its source; or
4. a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If a partnership holds the shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the shares, you should consult your tax advisors.

Taxation of dividends

Distributions on the shares (including amounts withheld to reflect German withholding taxes) will be taxable as dividends to the extent paid out of the Company's current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income (subject to a reduced rate of taxation for certain non-corporate holders, as described below) on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction otherwise allowed to corporations in respect of dividends received from domestic corporations.

With respect to non-corporate holders, certain dividends received before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation (currently 15%). A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of the Treaty, and the Company believes it is eligible for the benefits of the Treaty. However, non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as "investment income" pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate holders should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

The amount of any dividend paid in euro will equal the United States dollar value of the euro received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you, regardless of whether the euros are converted into United States dollars. If the euros received as a dividend are not converted into United States dollars on the date of receipt, you will have a basis in the euros equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the euros will be treated as ordinary income or loss.

The maximum rate of withholding tax on dividends pursuant to the Treaty is 15%. You may be required to properly demonstrate to us and the German tax authorities your entitlement to the reduced rate of withholding under the Treaty. German withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the shares will be treated as income from sources outside the United States and will generally constitute "passive income" or, in the case of certain United States Holders, "financial services income." Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed US$300 (US$600 in the case of a joint return). Further, in certain circumstances, if you:

1. have held the shares for less than a specified minimum period during which you are not protected from risk of loss, or

2. are obligated to make payments related to the dividends,

you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds the Company's current and accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in the shares (thereby increasing the amount of gain, or decreasing the amount of loss, you will recognize on a subsequent disposition of the shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of the current and accumulated earnings and profits would generally not give rise to foreign source income, and you would generally not be able to use the foreign tax credit arising from any German withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

Passive foreign investment company

The Company does not believe that, for United States federal income tax purposes, it is a "passive foreign investment company" (a "PFIC"), and expects to operate in such a manner so as not to become a PFIC. If, however, the Company were or were to become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

Taxation of capital gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of the shares in an amount equal to the difference between the U.S. dollar value of the amount realized for the shares and your basis, determined in U.S. dollars, in the shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.

Information reporting and backup withholding

In general, information reporting will apply to dividends (including distributions of interest on shareholders' equity) in respect of the shares and the proceeds from the sale, exchange or redemption of the shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

(This page has been left blank intentionally.)

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this offering circular. You must not rely on any unauthorized information or representations. This offering circular is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this offering circular is current only as of its date.

TABLE OF CONTENTS

U.S. Supplement

Offering Circular

MTU Aero Engines Holding AG

31,000,000 Ordinary Shares
(ordinary registered shares, with no par value)

MTU Aero Engines

UBS Securities LLC

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

36

RECEIVED
2005 AUG 24 P 9:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MTU Aero Engines

MTU Aero Engines Holding AG

(incorporated in Germany as a stock corporation)

31,000,000 Ordinary Shares

(ordinary registered shares, with no par value)

This is an initial public offering of 31,000,000 shares of MTU Aero Engines Holding AG through the managers specified below. The offering consists of a public offering in Germany, a private placement to qualified institutional buyers and certain other persons in the United States in reliance on Rule 144A or other exemptions from the registration requirements under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and private placements in the rest of the world in reliance on Regulation S under the Securities Act. This offering circular relates to the offering outside the United States in reliance on Regulation S.

MTU Aero Engines Holding AG is offering 15,000,000 of the shares to be sold in this offering. The selling shareholder, Blade Lux Holding Two S.à r.l., a Luxembourg corporation affiliated with Kohlberg Kravis Roberts & Co. L.P., is offering 16,000,000 additional shares. MTU Aero Engines Holding AG will not receive any of the proceeds from the sale of the shares being sold by the selling shareholder.

MTU Aero Engines Holding AG intends to make shares available on a preferential basis to employees of the MTU Aero Engines group in Germany and to a limited partnership formed by Kohlberg Kravis Roberts & Co. L.P. for the benefit of its executives and employees and those of certain affiliated companies and persons. MTU Aero Engines group employees in Germany (including members of the management board) will also have the opportunity to purchase a limited number of shares at a discount to the initial public offering price. See "The Offering—Preferential Allotment."

Prior to this offering, there has been no public market for the shares. The shares have been admitted to trading on the Official Market Segment (*amtlicher Markt*) of the Frankfurt Stock Exchange and to the sub-segment of the Official Market Segment with additional post-admission obligations (Prime Standard) under the symbol "MTX".

See "Risk Factors" beginning on page 26 for a discussion of certain risk factors that prospective investors should consider before buying the shares.

Offer Price: € 21.00 per Share

The shares have not been and will not be registered under the Securities Act and are being offered and sold in the United States only to qualified institutional buyers and certain other persons in reliance on Rule 144A or other exemptions from the registration requirements under the Securities Act and outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. Prospective investors are hereby notified that any seller of the shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

UBS Limited, as stabilizing manager, has the option to purchase up to an additional 4,650,000 shares from Blade Lux Holding Two S.à r.l. to cover sales of shares in excess of the shares offered hereby.

The managers are severally underwriting the shares being offered. The managers expect to deliver the shares through Clearstream Banking AG, Frankfurt am Main, in book-entry form against payment on or about June 8, 2005.

Joint Global Co-ordinators and Bookrunners

UBS Investment Bank | Deutsche Bank | Goldman, Sachs & Co. oHG

Co-Lead Managers

Cazenove | Commerzbank Corporates & Markets | HVB Corporates & Markets

Co-Managers

BNP PARIBAS | Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien

---

Offering Circular dated June 3, 2005.

TABLE OF CONTENTS

IN CONNECTION WITH THIS OFFERING, UBS LIMITED AND ITS AFFILIATES MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SHARES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY INCLUDE SHORT SALES, STABILIZING TRANSACTIONS AND PURCHASES TO COVER POSITIONS CREATED BY SHORT SALES. SHORT SALES INVOLVE THE SALE BY THE STABILIZATION MANAGER OF A GREATER NUMBER OF SHARES THAN THEY ARE REQUIRED TO PURCHASE IN THIS OFFERING. STABILIZING TRANSACTIONS CONSIST OF BIDS OR PURCHASES MADE FOR THE PURPOSE OF PREVENTING OR RETARDING A DECLINE IN THE MARKET PRICE OF THE SHARES WHILE THE OFFERING IS IN PROGRESS.

THESE ACTIVITIES BY THE STABILIZATION MANAGER MAY STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE SHARES. AS A RESULT, THE PRICE OF THE SHARES MAY BE HIGHER THAN THE PRICE THAT OTHERWISE MIGHT EXIST IN THE OPEN MARKET. IF THESE ACTIVITIES ARE COMMENCED, THEY MAY BE DISCONTINUED BY THE MANAGERS AT ANY TIME AND MUST BE BROUGHT TO AN END AFTER A LIMITED PERIOD OF TIME. THESE TRANSACTIONS MAY BE EFFECTED ON THE FRANKFURT STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE.

The shares have not been and will not be registered under the Securities Act for offer or sale as part of their distribution and, subject to certain exceptions, may not be offered or sold in the United States or to U.S. persons. The shares are not transferable except in accordance with the restrictions described herein. See "Underwriting."

No person has been authorized to give any information or to make any representations other than those contained in this offering circular, and, if given or made, such information or representations must not be relied upon as having been authorized. This offering circular does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities by any person in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this offering circular nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of MTU Aero Engines Holding AG since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

The distribution of this offering circular and the offering and sale of the shares in certain jurisdictions may be restricted by law. Persons into whose possession this offering circular comes are required by the company and the managers to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the shares, see "Underwriting." This offering circular does not constitute an offer of, or an invitation to purchase, any of the shares in any jurisdiction in which such offer or invitation would be unlawful.

Notice to Investors in the United Kingdom

The shares have not been offered or sold and, prior to the expiry of a period of six months from the closing date of the offering of the shares, will not be offered or sold to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. Each manager will represent, warrant and agree that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by in it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to MTU Aero Engines Holding AG and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Investors in France

Neither this offering circular nor any other offering material relating to the shares has been submitted to the clearance procedures of the *Autorité des marches financiers* in France. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this offering circular nor any other offering material relating to the shares has been or will be (i) released, issued, distributed or caused to be released, issued or distributed to the public in France or (ii) used in connection with any offer for subscription or sale shares to the public in France. Such offers, sales and distributions will be made in France only to qualified investors (*investisseurs qualifiés*) and/or to the restricted circle of investors (*cercle restraint d'investisseurs*), in each case investing for their own account, all as defined in and in accordance with Article L.411-2 of the *French Code monétaire et financier* and French Decree no. 98-880 dated 1 October 1998. Such shares may be resold only in compliance with Articles L.411-1, L.411-2 and L.412-1 of the French Code *monétaire et financier*. Where an issue of shares is implemented as an exception to the rules relating to an appel *public à l'épargne* in France (public offer rules) by way of an offer of restricted circle of over 100 investors, such investors must provide certification as to their personal, professional or familial relationship with a member of the management of the company.

Investors in France and persons who come into possession of offering materials are required to inform themselves about and observe any such restrictions.

Notice to Investors in Japan

The shares have not been and will not be registered under the Securities and Exchange law of Japan. No person may offer or sell, directly or indirectly, any securities in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to other reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Investors in Italy

The shares may not be offered or sold, directly or indirectly, in Italy other than to Professional Investors as defined in Article 31, paragraph 2, of Regulation No. 11522 approved by the *Consiglio Nazionale per la Società e la Borsa* (Consob) on July 1, 1998 ("Professional Investors") or under any other exemption provided for by Art. 100 of Legislative Decree no. 58 of February 24, 1998, and in compliance with the forms and procedures provided therein. Under no circumstances should this offering circular circulate among, or be distributed in Italy to any member of the general public in Italy or to individuals or entities falling outside the categories of Professional Investors or outside the scope of the exemptions provided for by Art. 100 of Legislative Decree no. 58 of February 24, 1998. Any offer or sale of the shares, any distribution of this offering circular or the rendering of any advice in respect of investment in the shares, regardless of the existence of any of the abovementioned exemptions within Italy in connection with the international offering, must be carried out either by registered securities dealing firms (*Società di Intermediazione Mobiliare*) or by authorized intermediaries, as described in Legislative Decree no. 58 of February 24, 1998.

Notice to Investors in The Netherlands

The shares may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as a part of any re-offering, and neither this offering circular nor any other document in respect of the offering may not be distributed in or from The Netherlands, other than individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which include banks, investment institution, securities intermediaries, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises), in which case it must be made clear upon making the offer and from any documents or advertisements in which a forthcoming offering of the shares is publicly announced that the offer is exclusively made to the said individuals or legal entries.

Notice to Investors in Spain

The offering of shares has not been registered with the *Comisión Nacional del Mercado de Valores* in Spain. Accordingly, no shares will be offered or sold in Spain nor may this offering circular or any other offer material be distributed or targeted at Spanish resident investors save in compliance and in accordance with the requirements of the Spanish Securities Market Law 24/1998, Royal Decree 291/1992 on Issues and Public Offers of Securities, both as amended, and any regulation issued thereunder.

General Information

RESPONSIBILITY FOR THE CONTENT OF THE OFFERING CIRCULAR

MTU Aero Engines Holding AG (the "Company," and together with its consolidated direct and indirect affiliates, "MTU," "MTU Aero Engines," "MTU Aero Engines Group" or the "Group"), UBS Limited, London ("UBS"), Deutsche Bank Aktiengesellschaft, Frankfurt am Main ("Deutsche Bank"), and Goldman, Sachs & Co. oHG, Frankfurt am Main ("Goldman Sachs," and together with UBS and Deutsche Bank, the "Joint Bookrunners"), and Bayerische Hypo- und Vereinsbank AG, Munich, JPMorgan Cazenove Limited, London, Commerzbank Aktiengesellschaft, Frankfurt am Main, BNP Paribas Arbitrage SNC, Paris, and Sal. Oppenheim jr. & Cie Kommanditgesellschaft auf Aktien, Cologne, (together with the Joint Bookrunners, the "Managers"), hereby assume liability for the contents of this offering circular (the "Offering Circular") pursuant to Section 13 of the German Securities Sales Prospectus Act (*Wertpapier-Verkaufsprospektgesetz*) in conjunction with Section 44 *et seq.* of the German Stock Exchange Act (*Börsengesetz*) and declare that to their knowledge, the information contained in this Offering Circular is correct and that no material information has been omitted.

STATEMENT OF COMPLIANCE WITH THE GOING-PUBLIC PRINCIPLES

In preparing the Offering Circular, the Going-Public Principles issued by Deutsche Börse AG on August 1, 2004 have been complied with except with respect to the first sentence of Section 4.1.2. Contrary to Section 4.1.2 of the Going-Public Principles, the risk factors have not been listed in the order of their economic materiality to the Company, but rather have been categorized according to subject matter.

INSPECTION OF DOCUMENTS

The documents referred to in this Offering Circular, insofar as they relate to the Company, may be inspected during regular business hours at our offices, located at Dachauer Str. 665, 80995 Munich, and at the offices of UBS Investment Bank AG, Stephanstrasse 14-16, 60313 Frankfurt am Main, at the offices of Deutsche Bank, Taunusanlage 12, 60325 Frankfurt am Main, and at the offices of Goldman Sachs, MesseTurm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main. Future annual reports and interim reports of the Company will be available at our offices and the paying agents mentioned in this Offering Circular (see "General Information on the Company—Notices, Paying and Depositary Agent").

SUBJECT MATTER OF THE OFFERING CIRCULAR

The subject matter of the Offering Circular is the offering (the "Offering") of up to 35,650,000 ordinary registered shares with no par value (no par value shares) of the Company, each such share with a notional par value of €1.00 per share and with full dividend rights as of January 1, 2005, as follows:

- 15,000,000 shares (the "New Shares") resulting from the capital increase (the "Capital Increase") against cash contributions resolved by an extraordinary shareholders' meeting on May 30, 2005;
- 16,000,000 shares from the holdings of Blade Lux Holding Two S.à r.l. ("Blade Lux Holding Two" or the "Selling Shareholder"); and
- up to 4,650,000 shares from the holdings of the Selling Shareholder with respect to the potential over-allotment (the "Over-Allotment").

The up to 16,000,000 shares from the holdings of the Selling Shareholder, together with the up to 4,650,000 shares from the holdings of the Selling Shareholder with respect to the potential Over-Allotment, are referred to collectively as the "Existing Shares" (together with the New Shares, the "Offered Shares").

PRESENTATION OF FINANCIAL INFORMATION

Unless expressly indicated otherwise, the financial information on our Group contained in this Offering Circular is disclosed in accordance with the reporting principles of International Financial Reporting

Standards ("IFRS"). Our audited consolidated financial statements as of and for the year ended December 31, 2004 have been prepared in accordance with IFRS and are set forth in this Offering Circular beginning on page F-17. Our unaudited consolidated financial information, prepared in accordance with IFRS, as of and for the years ended December 31, 2002 and December 31, 2003, have been prepared on the basis of the audited consolidated financial statements of MTU Aero Engines GmbH. The audited consolidated financial statements of MTU Aero Engines GmbH were prepared in accordance with accounting principles generally accepted in Germany (*Deutsche Rechnungslegungsvorschriften gemäss HGB*) ("German GAAP") and are set forth in this Offering Circular beginning on page F-81. Our unaudited consolidated financial information, prepared in accordance with IFRS, contain solely income statements, balance sheets, cash flow statements and statements of changes in shareholders' equity.

The audited annual financial statements of the Company as of and for the year ended December 31, 2004 have been prepared in accordance with German GAAP and are set forth in this Offering Circular beginning on page F-133.

Unless expressly otherwise indicated, disclosure of the Group's results is based exclusively on financial information prepared in accordance with IFRS.

MTU Aero Engines Holding AG is the parent company of our Group and essentially exercises the function of a holding company. MTU Aero Engines Holding AG was originally incorporated as a shelf company with no business operations. MTU Aero Engines GmbH, an indirect subsidiary of MTU Aero Engines Holding AG, and its domestic and foreign subsidiaries are engaged in the operating business of our Group.

Our consolidated financial information contained in this Offering Circular relates to the business operations of MTU Aero Engines GmbH. During the periods described herein, these business operations were consolidated in the consolidated financial statements of the following companies:

- MTU Aero Engines GmbH as of December 31, 2002 and as of and for the years ended December 31, 2003 and 2002;
- MTU Aero Engines Erste Holding GmbH (transformed into a stock corporation and renamed MTU Aero Engines Holding AG in May 2005 in connection with the Offering) as of January 1, 2004 and as of and for the year ended December 31, 2004 as well as for the three-month periods ended March 31, 2005 and 2004.

Unless expressly stated otherwise, any references to financial information on our Group are to the business operations as consolidated in accordance with the preceding paragraph for the respective periods indicated.

On January 1, 2004, funds managed by Kohlberg Kravis Roberts & Co. L.P. ("KKR"), through MTU Aero Engines Erste Holding GmbH, acquired the predecessor of MTU Aero Engines GmbH from two subsidiaries of DaimlerChrysler AG (the "Acquisition"). The Acquisition was effected by MTU Aero Engines Erste Holding GmbH (transformed in May 2005, in connection with the Offering, into a stock corporation and renamed MTU Aero Engines Holding AG) together with or through indirect and direct subsidiaries. Debt funding in connection with the acquisition was also received through these indirect and direct subsidiaries and is therefore included in our Group's consolidated financial information for the respective period. See "General Information on the Company—Company History."

As a consequence, our results of operations and financial condition in 2004 were affected by certain factors that did not affect our results in prior periods. In particular, purchase accounting (see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Purchase Accounting") affected our results, and our indebtedness was substantially higher in 2004 as a result of significant borrowings incurred in connection with the Acquisition. Accordingly, our results for periods prior to the Acquisition may not be comparable to our results in 2004 or to our future results. To provide greater comparability, this Offering Circular also contains financial information as of and for the fiscal year ended December 31, 2004 and as of and for the three-month periods ended March 31, 2004 and 2005, adjusted to eliminate the effects of IFRS purchase accounting. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Results of Operations—The Acquisition."

There are differences between IFRS and accounting principles generally accepted in the United States ("US GAAP"). For a discussion of certain differences between IFRS and US GAAP, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Certain Differences Between IFRS and US GAAP". The unaudited consolidated IFRS financial information for the years ended December 31, 2002 and 2003 was prepared applying the IFRS accounting policies applied in the preparation of the consolidated financial statements of MTU Aero Engines Erste Holding GmbH for 2004, except for one aspect of the accounting treatment of pension obligations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Aggregate Contractual Obligations—Pensions" and "Three-year Overview (IFRS)" appearing on page F-11 of this Offering Circular.

FORWARD-LOOKING STATEMENTS

This Offering Circular includes certain forward-looking statements. Forward-looking statements are all statements in this Offering Circular that do not relate to historical facts and events. This applies, in particular, to the statements set forth in the sections entitled "Offering Circular Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and "Recent Business Developments and Outlook" as well as in other sections of the Offering Circular that contain information on the future earning capability, plans and expectations with regard to our business or information on growth, profitability and the general economic conditions to which we are subject. Forward-looking statements can be identified by the use of the words "should," "may," "will," "believes," "assumes," "expects," "estimates," "plans," "intends," "is of the opinion," "to the knowledge of," "according to estimates" or other similar phrases. Forward-looking statements are based on current estimates made by us to the best of our knowledge. Such forward-looking statements are based on assumptions and current factors and are subject to risks and uncertainties, the non-occurrence or occurrence of which could cause our actual results, including our financial condition and profitability, to differ materially from or be more negative than those expressly or implicitly assumed or described by such forward-looking statements. You are therefore strongly advised to read the sections "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Recent Business Developments and Outlook," which include a more detailed description of the factors that might have an impact on the Company's business development and on the industry sector in which we operate.

In light of these risks, uncertainties and assumptions, it is possible that the future events referred to in this Offering Circular may not occur. This also applies to the forward-looking estimates and forecasts derived from third-party studies (See "—Reference to Sources of Market, Industry and Customer Information and Other Data").

Consequently, neither we nor our management can give any assurance regarding the future accuracy of the opinions set forth in this Offering Circular or the actual occurrence of the predicted developments. Furthermore, you should note that neither we nor the Managers assume any obligation to update such forward-looking statements or to adjust them in light of future events or developments, except as required by law.

REFERENCE TO SOURCES OF MARKET, INDUSTRY AND CUSTOMER INFORMATION AND OTHER DATA

In this Offering Circular, all figures relating to market shares, growth rates and sales (insofar as such sales do not relate exclusively to us), and the volume of sales for products and services have been derived from sources in the public domain, particularly studies prepared by third parties, or our estimates, which estimates are, in turn, based largely on published data or figures from sources in the public domain.

We quote figures and market data from, among other sources, various studies of the market for civil aircraft and aircraft engines by Airclaims Limited, Cardinal Point, Newall Road, Heathrow Airport, London TW6 2AS, United Kingdom (March 2004) ("*Airclaims*"), by The Airline Monitor, 535 Fifth Avenue, Suite 905, New York, NY USA (January 2005) ("*Airline Monitor*"), by IATA-International Air Transport Association, 800 Place Victoria P.O. Box 113, Montreal H4Z 1M1, Canada (November 2004 and as indicated on individual press releases) ("IATA") and by AeroStrategy Ltd., Bridge House, Station

Approach, Great Missenden, Buckinghamshire HP16 9AZ, United Kingdom (December 31, 2004) ("*AeroStrategy*").

We have not verified the figures, market data and other information on which third parties have based their studies. Therefore, we assume no liability for the accuracy of any information included in this Offering Circular on market shares, growth rates and sales (insofar as such sales do not relate exclusively to us), that is derived from third-party studies.

A glossary of the technical terms and abbreviations used herein is included at the end of this Offering Circular.

Offering Circular Summary

The following summary is supplemented by the information provided in other parts of this Offering Circular, and in particular information set forth under "Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors," and should be read in conjunction therewith. This summary does not include all of the information that may be of importance to you. Therefore, you should carefully read the entire Offering Circular. With respect to certain considerations regarding an investment in our Shares, reference is made to the section captioned "Risk Factors." A glossary of the technical terms and abbreviations used is set forth at the end of this Offering Circular.

MTU AERO ENGINES HOLDING AG

We are one of the world's largest aircraft engine module and component manufacturers by revenue, and the leading independent provider of maintenance, repair and overhaul ("MRO") services for commercial jet engines by revenue. We also manufacture modules and components for key European military engine programs and, through our participation in alliances that produce military aero engines, we are the supplier of substantially all military aero engines used by the German Armed Forces. In addition, we provide dedicated aero engine MRO and support services for the German Armed Forces. Our products for the commercial aviation industry are found in almost all thrust and power classes for applications ranging from megaliner passenger aircraft, such as the new Airbus A380 and the Boeing 747, to large passenger aircraft, such as the Boeing 777, Airbus A330 and A320 family, and to regional and private business jets. In the military sector, our products can be found in combat aircraft, such as the Panavia Tornado and the Eurofighter Typhoon, current and future transport aircraft programs, such as the Boeing C-17 and the Airbus A400M, and helicopters, such as the Eurocopter Tiger.

We had more than 7,400 employees as of December 31, 2004. For the year ended December 31, 2004, we had total revenues of approximately €1,918 million and EBITDA of approximately €214 million. Our headquarters are located in Munich.

Leading provider of technologically advanced modules and components for new and established engine programs and important partner for all leading OEMs—We are one of the world's largest manufacturers of aero engine modules and components by revenue. We participate in the development and manufacture of nine commercial engine programs, which represent a portfolio that is well balanced across the engine life cycle and almost all thrust ranges. We provide complex modules that are critical to an engine's performance, including low pressure turbines, high pressure turbine components and high pressure compressors, on major engine platforms. In addition, we believe we are the only non-OEM that manufactures entire modules for the core compressor portion of the engine.

We closely cooperate with OEMs, in particular General Electric, Pratt & Whitney and Rolls-Royce, in the development and manufacture of key engine programs, such as the GP7000 (Airbus A380) and the V2500 (which is used in the Airbus A320 family) engine programs.

We believe that we will benefit from the current and projected upturn in the commercial aero engine market through increased sales of new engines, thus increasing our large installed base and driving high margin spare parts revenues in the future. We continue to move towards a greater share of production and the assumption of more design responsibility in engine programs, as demonstrated on the PW6000 (Airbus A318) engine program, for which we are providing both the low pressure turbine and the high pressure compressor.

Leading MRO provider for commercial jet engines—We are the sixth largest commercial MRO provider and the largest independent provider of MRO services for commercial jet engines worldwide by revenue. We believe that our strong market position, leading service quality and turn-around times, value-added repair capabilities, and our global presence enable us to generate new business opportunities which, in turn, are expected to lead to significant growth.

In particular, we expect that this strong market position will allow us to benefit from the projected growth of Asian air traffic. In December 2002, we opened a facility in Zhuhai, China with our joint venture partner

China Southern Airlines to enter this important market. We believe that this facility makes us the largest western-based aero engine MRO provider in terms of shop visits in China.

We hold MRO licenses for 18 aero engine programs and service engines for more than 200 customers (including 90 airlines) in all thrust and power classes from large commercial aircraft to private business jets, and we hold MRO licenses for industrial and marine gas turbines.

Within the aero engine MRO market, the engine programs with respect to which we provide services as a whole are projected to grow at above market rates, which is mainly due to the relatively young age profile of these programs. As we expect commercial airlines to continue to outsource engine MRO activities and increase the utilization of their aircraft, we believe our leading capabilities position us well to increase our market share.

High program share in European military engine programs—We are a leading partner in key pan-European military engine programs, including the development and production of the EJ200 engine for the Eurofighter Typhoon combat aircraft, the TP400 engine for the future A400M transport aircraft and the MTR390 engine for the Eurocopter Tiger attack/escort helicopter.

In addition, and partly through alliances in which we participate, we provide a full range of services to the German Armed Forces, from the development, manufacture and assembly of aircraft engines to maintenance, repair and overhaul. In 2002, we entered into an agreement (the "cooperative model") with the German Armed Forces, pursuant to which we provide more extensive aero engine MRO services, logistical support and training to the German Armed Forces, and we are currently in discussions with the German Ministry of Defense regarding the outsourcing of more aero engine MRO work to us.

We believe that our participation in long-term military programs provides us with a strong technological base, and that we can transfer the technological know-how acquired in the typically customer-financed military business to commercial engine modules and components. There is also the opportunity for growth via exports with respect to certain engine platforms, as demonstrated by the order of 18 Eurofighter Typhoon aircraft (38 EJ200 engines) by Austria and the order of 48 MTR390 engines by Eurocopter on behalf of Australia as well as the cooperation agreement between Airbus Military and the South African government regarding the procurement of eight A400M military transport aircraft with TP400 engines. The military business also mitigates some of the cyclicality of the commercial aero engines business.

Barriers to entry—We develop and manufacture high technology aero engine modules and components, and we benefit from the fact that the aero engine module and component market in general is difficult to penetrate. There are significant barriers to entry, such as: (i) stringent certification requirements and necessary regulatory approvals; (ii) substantial upfront investments for the development of complex components for major aero engine programs and associated tooling and manufacturing capabilities; (iii) high technological expertise required, from the initial aerodynamic design phase, in which we provide important support to the OEMs, through to the completion of the engine modules and components in an increasingly precise and complex process; (iv) preference among aero engine manufacturers for suppliers and partners with proven industry know-how, experience and scale; (v) preference among governments to award national defense contracts to alliances in which national manufacturers participate; and (vi) the substantial cost, generally strong contractual restrictions and time delay to the aero engine manufacturers if they were to change suppliers or RRSP partners once a product design has been approved by their customers. In addition, only a limited number of aero engine module manufacturers, including us, have the necessary scale to participate as an alliance partner in key engine programs.

Leading technology due to substantial investments in the past—Despite a challenging commercial airline market since 2001, we have undertaken significant company-funded research and development and targeted capital expenditures during the period from 2002 to 2004, with €456 million (excluding customer-funded research and development) invested in research and development and €287 million in capital expenditures, together representing approximately 12.2% of total revenues for that period. In addition, we conducted €218 million of customer-funded research and development over that period. Recent research and development spending peaked in 2003, as the GP7000 and the PW6000 reached the peak of their development effort, decreased in 2004, and is anticipated to decrease further over the next few years as modules for these and other engines move from development to production.

We believe that our previous substantial investments in research and development and substantial capital expenditures have helped us to further our reputation as a leading manufacturer of aero engine modules with a reputation for technological leadership and high quality. We have developed benchmark technology for military and commercial applications, including turbines and low and high pressure compressors for the RB199 (Panavia Tornado) and EJ200 (Eurofighter Typhoon) and the PW6000 (Airbus A318) aero engines. We received the 2002 Innovation Award of the German Industry for the development of the high pressure compressor for the PW6000 aero engine.

Balanced product portfolio with visibility on cash flow potential—We believe that our aero engine portfolio is well balanced between (i) mature engine programs, which generate strong revenues and cash flows from the steady and predictable, high margin, sale of spare parts, such as the CF6-80 engine family and the PW2000, (ii) growth programs, which generate both substantial new engine sales as well as increasing spare parts revenues, such as the V2500, and (iii) younger engine platforms with strong growth potential, such as the GP7000.

In addition, the installed base of engine programs in which we participate has a lower average age and park rate compared to the industry average, which we believe should make our fleet less sensitive to industry cycles and also provide significant future growth potential as these engines age and generate demand for spare parts.

Experienced management team focused on improving operational efficiency—We have a highly experienced management team, led by Chief Executive Officer Udo Stark. Our executive team (Udo Stark, Reiner Winkler, Dr. Michael Süß and Bernd Kessler) has many years' experience in advanced manufacturing, engineering and aftermarket industries. Despite a difficult market environment over the last three years, our management was able to maintain sales and step up the development effort of new programs. In addition, our management was able to significantly improve productivity and gross margin, and plans to continue to pursue specific efficiency programs in the future.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The selected IFRS consolidated financial data as of January 1, 2004 and as of and for the year ended December 31, 2004 have been derived from the consolidated financial statements of MTU Aero Engines Erste Holding GmbH included elsewhere in this Offering Circular. The selected IFRS consolidated financial data as of December 31, 2002 and for the years ended December 31, 2002 and December 31, 2003 have been derived from the unaudited consolidated IFRS financial information of MTU Aero Engines GmbH, which were prepared from the audited consolidated German GAAP financial statements included elsewhere in this Offering Circular. See "Presentation of financial information."

The unaudited IFRS consolidated financial data as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 have been derived from our unaudited consolidated financial statements for such periods included elsewhere in this Offering Circular. The unaudited consolidated financial statements as of and for the three months ended March 31, 2004 and March 31, 2005 include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results for the interim period and may not be indicative of future financial results. In the presentation of income statement data for all periods presented, R&D costs have been reclassified from cost of sales to operating expenses.

On January 1, 2004, funds managed by KKR, through MTU Aero Engines Erste Holding GmbH, acquired the predecessor of MTU Aero Engines GmbH from two subsidiaries of DaimlerChrysler AG (the "Acquisition"). Our 2004 financial statements reflect a full year of ownership by funds managed by KKR. As a consequence, our results of operations and financial condition in 2004 were affected by certain factors that did not affect our results in prior periods. In particular, purchase accounting (see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Purchase Accounting" and section 3a) of the group management report of MTU Aero Engines Erste Holding GmbH as of December 31, 2004 on page F-67 of this Offering Circular.) affected our results and our indebtedness was substantially higher in 2004, as a result of significant borrowings incurred in connection with the Acquisition. Accordingly, our results for periods prior to the Acquisition may not be comparable to our results in 2004 and future results. For purposes of comparability, we have also presented in the selected consolidated financial data adjusted information for the year ended December 31, 2004 and the three-month periods ended March 31, 2004 and 2005 to eliminate the effects of purchase accounting. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—The Acquisition."

Our consolidated financial statements are prepared in accordance with IFRS which differs in certain respects from US GAAP. Certain differences between IFRS and US GAAP are discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of certain differences between IFRS and US GAAP." The unaudited consolidated IFRS financial information for the years ended December 31, 2002 and 2003 was prepared applying the IFRS accounting policies applied in the preparation of the consolidated financial statements of MTU Aero Engines Erste Holding GmbH for 2004, except for one aspect of the accounting treatment of pension obligations.

You should read this selected consolidated financial data in conjunction with the sections entitled "Liquidity and Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited and unaudited historical consolidated financial statements and the related notes as well as the unaudited historical financial information included elsewhere in this Offering Circular.

	Reported					Adjusted to Exclude Purchase Accounting[1]		
	Years ended December 31,			Three Months ended March 31,		Year ended December 31,	Three Months ended March 31,	
(€ in millions)	2002	2003	2004	2004	2005	2004	2004	2005
	(unaudited)			(unaudited)		(unaudited)	(unaudited)	
Income Statement Data:								
Revenues	2,200.8	1,952.2	1,918.0	430.0	509.7	1,992.5	441.8	525.8
Cost of sales[2]	(1,845.8)	(1,569.2)	(1,627.6)	(373.0)	(445.4)	(1,538.1)	(329.0)	(429.0)
Gross profit[2]	355.0	383.1	290.4	57.0	64.4	454.3	112.8	96.8
R&D	(53.7)	(48.3)	(57.7)	(19.3)	(4.8)	(57.7)	(19.3)	(4.8)
Selling and general administrative expenses	(120.1)	(131.0)	(155.6)	(66.2)	(31.0)	(155.6)	(66.2)	(31.0)
Other operating income (expense)	7.6	(0.3)	4.0	0.3	1.2	4.0	0.3	1.2
Profit (loss) before financial result	188.8	203.5	81.1	(28.2)	29.9	245.0	27.6	62.3
Share of profit (loss) of joint ventures	1.4	(1.5)	(1.8)	(0.7)	0.0	(1.8)	(0.7)	0.0
Interest income (expense)	13.7	4.0	(62.3)	(15.4)	(8.7)	(62.3)	(15.4)	(8.7)
Other financial income (expense)	(31.0)	(49.4)	(10.5)	(29.2)	(13.0)	(10.5)	(29.2)	(13.0)
Income (loss) from ordinary activities	172.8	156.6	6.5	(73.6)	8.2	170.4	(17.8)	40.6
Income taxes	(73.4)	(93.3)	(6.3)	29.0	(3.2)			
Minority interest (share of loss)	1.1	(0.0)	0.0	0.0	0.0			
Net income (loss)	100.4	63.3	0.2	(44.6)	5.0			
Cash Flow Data:								
Cash flow from operating activities	281.8	106.9	72.9	56.9	133.1			
Cash flow from investing activities	(133.3)	(93.5)	(59.9)[3]	(10.3)[3]	(10.5)			
Cash flow from financing activities	(254.6)	(286.1)	(190.3)[4]	14.5[4]	(106.5)			
Change in cash and cash equivalents	(106.1)	(272.7)	(177.2)	61.1	15.7			
Capital expenditures	(136.0)	(83.8)	(65.9)	(10.8)	(11.2)			
Other Financial Data:								
EBIT	188.8	203.5	81.1	(28.2)	29.9	245.0	27.6	62.3
Adjusted EBIT	125.7	115.0	176.2	22.6	54.2	176.2	22.6	54.2
EBITDA[5]	243.7	264.4	214.1	3.0	63.2	315.6	41.9	79.2
Adjusted EBITDA[6]	180.6	175.8	246.8	36.9	71.1	246.8	36.9	71.1

(€ in millions)	December 31, 2002 (unaudited)	January 1, 2004[7]	December 31, 2004	March 31, 2005 (unaudited)
Balance Sheet Data:				
Cash and cash equivalents	326.5	205.6	28.5	44.1
Property, plant and equipment	279.8	630.6	576.6	562.2
Intangible assets	133.2	984.7	968.6	961.6
Financial assets	272.0	51.2	46.6	46.5
Total assets	2,042.4	2,915.5	2,719.1	2,624.9
Financial debt	84.0	1,136.2	866.6	668.5
Shareholders' equity	770.8	201.2	217.0	211.8
Pension provisions	295.9	343.0	358.9	365.1
Working capital[8]	344.0	282.8	304.8	228.5
Net financial debt[9]	(242.5)	930.5	838.1	624.4

(1) *Represents reported financial results adjusted to eliminate the effects of purchase accounting (but not the other effects of the Acquisition, including interest on the borrowings incurred in connection with the Acquisition). These effects are described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—The Acquisition." We have presented this adjusted financial information to enhance comparability of our results of operations.*

(2) *In order to present gross profit before R&D costs, cost of sales and gross profit as discussed herein are before taking R&D charges into account. However, cost of sales and gross profit as presented in our financial statements included elsewhere in the Offering Circular are after taking R&D charges into account.*

(3) *Excludes cash outflow of €766.6 million reflecting payment of consideration for the Acquisition.*

(4) *Excludes cash inflow of €604.4 million relating to the financing of the Acquisition from third parties and €162.2 million relating to the loan from Blade Forex.*

(5) *EBITDA consists of profit (loss) before financial result and before depreciation and amortization. EBITDA is not a measure of operating profit (loss), operating performance or liquidity under IFRS or US GAAP. EBITDA is a measure used by us in managing our business, and we believe EBITDA is commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or other non-operating factors. Accordingly, EBITDA has been disclosed in this Offering Circular to permit a more complete and comprehensive analysis of our results of operations relative to other companies. You should not, however, consider EBITDA in isolation or as a substitute for operating profit (loss) as determined by IFRS or US GAAP, or as an indicator of our operating performance or of our cash flows from operating activities as determined in accordance with IFRS or US GAAP. You should not use this non-GAAP measure as a substitute for the analysis provided in our income statements or in our cash flow statements. The EBITDA disclosed here is not comparable to EBITDA disclosed by other companies as EBITDA is not uniformly defined. Therefore, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.*

The following table presents a reconciliation of EBITDA to profit (loss) before financial result.

	Reported					Adjusted to Exclude Purchase Accounting		
	Year ended December 31,			Three Months ended March 31,		Year ended December 31,	Three Months ended March 31,	
(€ in millions)	2002 (unaudited)	2003 (unaudited)	2004	2004 (unaudited)	2005 (unaudited)	2004 (unaudited)	2004 (unaudited)	2005 (unaudited)
Profit (loss) before financial result	188.8	203.5	81.1	(28.2)	29.9	245.0	27.6	62.3
Depreciation and amortization	55.0	60.9	133.1	31.3	33.3	70.6	14.3	16.9
EBITDA	243.7	264.4	214.1	3.0	63.2	315.6	41.9	79.2

(6) *Adjusted EBITDA comprises EBITDA, as described above, adjusted for the following items.*

	Reported					Adjusted to Exclude Purchase Accounting		
	Year ended December 31,			Three Months ended March 31,		Year ended December 31,	Three Months ended March 31,	
(€ in millions)	2002 (unaudited)	2003 (unaudited)	2004	2004 (unaudited)	2005 (unaudited)	2004 (unaudited)	2004 (unaudited)	2005 (unaudited)
EBITDA	243.7	264.4	214.1	3.0	63.2	315.6	41.9	79.2
Hedging gains[a]			74.5	11.8	16.1			
Inventory write-up[b]			27.0	27.0				
EBITDA before purchase accounting	243.7	264.4	315.6	41.9	79.2	315.6	41.9	79.2
R&D costs[c]	(75.2)	(122.8)	(98.2)	(24.5)	(8.3)	(98.2)	(24.5)	(8.3)
Restructuring costs[d]	12.1	34.2	6.7	1.3	0.1	6.7	1.3	0.1
Direct transaction costs[e]			22.6	18.3		22.6	18.3	
Adjusted EBITDA	180.6	175.8	246.8	36.9	71.1	246.8	36.9	71.1
Depreciation and Amortization before purchase accounting	(55.0)	(60.9)	(70.6)	(14.3)	(16.9)	(70.6)	(14.3)	(16.9)
Adjusted EBIT	125.7	115.0	176.2	22.6	54.2	176.2	22.6	54.2

(a) *Represents the gains that would have been included in our revenues during each period if we had not under purchase accounting treated the unrealized profit on the foreign exchange forward contracts outstanding at the date of the Acquisition as if such profit had been realized at the date of the Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—Exchange rate fluctuations." The absence of an adjustment for a particular period indicates that the adjustment is not applicable for such period.*

(b) *Represents the profit that would have been recorded in our income statement if we had not under purchase accounting treated a portion of the profit on sales for which we had received firm purchase orders at the date of the Acquisition as having been recognized at the date of the Acquisition. The absence of an adjustment for a particular period indicates that the adjustment is not applicable for such period.*

(c) *Represents the research and development costs incurred during the period that were not recorded in our income statement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—Research and development." The absence of an adjustment for a particular period indicates that the adjustment is not applicable for such period.*

(d) *Represents the costs associated with the restructuring efforts undertaken in the period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—Restructuring programs."*

(e) *Represents direct transaction costs associated with the Acquisition, which were recorded in our income statement during the period. The absence of an adjustment for a particular period indicates that the adjustment is not applicable for such period.*

We believe that Adjusted EBITDA is an important measure because it reflects adjustments for additional items beyond those addressed by EBITDA that are particularly significant in the context of our operating history, such as the effects of purchase accounting and costs associated with the Acquisition, certain research and development costs and costs associated with the restructuring of our business. Accordingly, Adjusted EBITDA has been disclosed in this Offering Circular to permit a more complete and comprehensive analysis of our results of operations relative to other companies. Adjusted EBITDA is not a measurement of performance or liquidity under IFRS or US GAAP, and should not be considered by investors as an alternative to operating profit (loss) or net income (loss) as an indicator of our performance or as an alternative to cash flow from operating activities as an indicator of operating cash flow. The Adjusted EBITDA disclosed here is not comparable to EBITDA disclosed by other companies as EBITDA is not uniformly defined. Therefore, our presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

(7) *The balance sheet included in our 2003 IFRS financial information is dated January 1, 2004 and is the opening balance sheet, showing the effects of purchase accounting as well as the borrowings incurred in connection with the Acquisition. We believe this opening balance sheet provides a more appropriate basis for comparison with our balance sheet as of December 31, 2004.*

(8) *Working capital represents inventories, trade receivables and prepayments less trade payables and advance payments received. Advance payments received amounted to €315.7 million in 2002, €272.6 million in 2003, €310.8 million in 2004 and €364.8 million in the first quarter of 2005.*

(9) *Net financial debt represents bank loans, Senior Notes debt, vendor loan, shareholder loans, capital leases and other financial debt less cash and cash equivalents and financial receivables due from affiliated companies associated with our foreign exchange forward contracts.*

Dividend policy

We intend to distribute dividends comparable to those distributed by other companies in our industry. However, you should note that the distribution of dividends (as set forth in "General Information on the Company—Earnings and Dividends per Share, Dividend Policy, Allocation of Profits") requires a balance sheet profit (*Bilanzgewinn*) on our unconsolidated balance sheet. Furthermore, the terms and conditions of the €275.0 million aggregate principal amount of 8.25% senior notes due 2014 issued by MTU Aero Engines Investment GmbH (the "Senior Notes") contain provisions that restrict or prohibit the distribution of dividends by MTU Aero Engines Investment GmbH, the issuer of the Senior Notes, and other of our subsidiaries unless certain conditions are met. As a general rule, the indenture governing the Senior Notes limits dividends according to a formula which permits dividends to be paid by the issuer of the Senior Notes if such dividends, together with other "restricted payments", do not exceed 50% of cumulative net income since the issue date of the Senior Notes (less 100% of all losses during such period). This limits our ability to distribute dividends. See "Risk Factors—Risks Related to the Offering—We may not pay dividends."

Summary of the Offering

Subject Matter of the Offering . . .	Up to 35,650,000 ordinary registered shares with no par value (no par value shares) as follows: 15,000,000 New Shares and 16,000,000 Existing Shares from the holdings of the Selling Shareholder as well as up to 4,650,000 Existing Shares from the holdings of the Selling Shareholder pursuant to a potential Over-Allotment. The Offering consists of a public offering of the New Shares and the Existing Shares in the Federal Republic of Germany and private placements outside the Federal Republic of Germany by the Managers led by the Joint Bookrunners. In the United States, the New Shares and the Existing Shares are being sold solely to qualified institutional buyers as part of a private placement in reliance on Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act"). A preferential allotment of shares to a limited partnership formed by KKR for the benefit of its executives and employees and those of certain affiliated companies and persons is being made pursuant to another private placement exemption from the registration requirements of the Securities Act. Outside the United States, the shares are being sold in reliance on Regulation S under the Securities Act.
Selling Shareholder	Blade Lux Holding Two S.à r.l., a company with limited liability incorporated under the laws of Luxembourg.
Managers	In addition to the Joint Bookrunners, the Managers are Bayerische Hypo- und Vereinsbank AG, Cazenove AG and Commerzbank Aktiengesellschaft as co-lead managers and BNP Paribas and Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien as co-managers.
Offer Price	The Offer Price is set forth on the cover page of this Offering Circular. The Offer Price was determined by us, the Selling Shareholder and the Joint Bookrunners on the basis of an order book as part of the bookbuilding process on the evening of June 3, 2005.
Delivery and Settlement	Delivery of the Offered Shares against payment of the Offer Price is expected to take place on June 8, 2005.
Over-Allotment/Greenshoe option .	With regard to a possible Over-Allotment of up to 4,650,000 shares of the Company, the Selling Shareholder has made available to the Managers free of charge, by means of a securities loan, 4,650,000 shares of the Company. In this connection, the Selling Shareholder has also granted the Managers the option to purchase up to 4,650,000 shares of the Company at the Offer Price (the "Greenshoe Option"). The Greenshoe Option may be exercised within 30 calendar days following the first day of trading in the shares of the Company.
General Allotment Criteria	We, the Selling Shareholder and the Managers will adhere to the "Principles for the Allotment of New Share Issues to Retail Investors" (*Grundsätze für die Zuteilung von Aktienemissionen an Privatanleger*) issued on June 7, 2000 by the Exchange Commission of Experts (*Börsensachverständigenkommission*) of the German Federal Ministry of Finance (*Bundesministerium der Finanzen*). Any allotment made under the Offering to retail investors in Germany will be made by applying criteria to all the Managers and their affiliated institutions.

Preferential Allotment	We allocated, on a preferential basis, approximately 1.4% of the total volume of the Offering as set forth below: As part of the Offering, we offered to employees of our Group in Germany (including members of our management board (*Vorstand*)) the opportunity to purchase, on a preferential basis and subject to the provisions governing the tax-exempt transfer of equity participations to employees (*steuerfreie Überlassung von Vermögensbeteiligungen an Arbeitnehmer*), shares with a value of up to €450 per employee at a discount of up to €135 per employee. Of the total number of shares allocated on a preferential basis, these shares represent approximately 11%. Employees who purchase shares at a price discount are obligated to hold such shares until December 31, 2005. As part of the Offering, we offered to employees of our Group in Germany (including members of the management board) the opportunity to purchase, on a preferential basis, shares with a value of up to €2,000 per employee at a discounted offer price of €16.80. The minimum subscription amount was €200. Of the total number of shares allocated on a preferential basis, these shares represent approximately 25%. Employees who purchase shares at a price discount are obligated to hold such shares until December 31, 2005. As part of the Offering, we additionally have offered to employees of our Group in Germany (including members of the management board) the opportunity to purchase further shares on a preferential basis. Employees and members of our management board who purchase such shares are obligated to hold the shares until June 30, 2005. As part of the Offering, we furthermore have offered to members of our supervisory board (*Aufsichtsrat*) the opportunity to purchase, on a preferential basis, shares at the Offer Price. Members of our supervisory board who purchase such shares are obligated to hold the shares until June 30, 2005. As part of the Offering, we furthermore have offered to a limited partnership formed by KKR for the benefit of its executives and employees and those of certain affiliated companies and persons the opportunity to purchase, on a preferential basis, shares at the Offer Price. Such preferential allotment is limited to shares with an aggregate value of €5 million.
Stock Exchange Listing	Our shares were admitted to trading on the Official Market Segment (*Amtlicher Markt*) of the Frankfurt Stock Exchange (*Frankfurter Wertpapierbörse*) (the "Frankfurt Stock Exchange") with trading on the sub-segment of the official market segment with additional post-admission obligations (Prime Standard) on June 3, 2005. Trading is expected to commence on June 6, 2005.
Lock-up Agreement	We, the Selling Shareholder and our other shareholder Blade Management Beteiligungs GmbH & Co. KG are obligated vis-à-vis the Managers, for a period of six months following admission of our shares to trading, not to effect certain measures which could have an effect on the market for our shares, without the prior written consent of the Joint Bookrunners (for further information on the lock-up agreement, see "The Offering—Lock-up Agreement").
International Securities Identification Number (ISIN)	DE000A0D9PT0

German Securities Identification Number (*Wertpapierkennnummer* —WKN)	A0D 9PT
Common Code	021997102
Trading Symbol	MTX

The Offering

THE OFFERING, TIMETABLE AND PUBLICATIONS

The Offering comprises up to 35,650,000 ordinary registered shares with no par value (no par value shares), consisting of 15,000,000 New Shares and 16,000,000 Existing Shares from the holdings of the Selling Shareholder as well as up to 4,650,000 Existing Shares from the holdings of the Selling Shareholder with a view to potential over-allotments.

The Offering consists of a public offering of the New Shares and the Existing Shares in the Federal Republic of Germany and private placements outside the Federal Republic of Germany by the Managers under the management of the Joint Bookrunners.

In the United States, the New Shares and the Existing Shares are being sold solely to qualified institutional buyers as part of a private placement in reliance on Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act"). A preferential allotment of shares to a limited partnership formed by KKR for the benefit of its executives and employees and those of certain affiliated companies and persons, is being made pursuant to another private placement exemption from the registration requirements of the Securities Act. Outside the United States, the shares are being sold in reliance on Regulation S under the Securities Act. Our shares will not be registered pursuant to Section 5 of the Securities Act.

In addition to the Joint Bookrunners, the Managers are Bayerische Hypo- und Vereinsbank AG, Cazenove AG and Commerzbank Aktiengesellschaft as co-lead managers and BNP Paribas and Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien as co-managers. Deutsche Bank subscribed for 15,000,000 New Shares in its own name but for the account of the Managers, who purchased the New Shares together with the Existing Shares, with the obligation to place them as part of the Offering.

Offer Price and allotment

The Offer Price is set forth on the cover page of this Offering Circular.

The Offer Price was determined by us, the Selling Shareholder and the Joint Bookrunners on the basis of an order book as part of the bookbuilding process on the evening of June 3, 2005. Beginning on June 6, 2005, investors who have submitted their purchase order via a Manager are expected to be able to request information regarding the number of shares allotted to them from such Manager. Payment of the Offer Price is expected to be due on June 8, 2005 against delivery of the Offered Shares.

The timetable for the Offering is as follows:

May 25, 2005	Commencement of the offering period
June 3, 2005	Listing order (*Zulassungsbeschluss*) issued by the Frankfurt Stock Exchange
June 3, 2005	Last day of the offering period
June 3, 2005	Determination of the Offer Price and allotment of the shares
June 3, 2005	Publication of the Offer Price via electronic media such as Reuters
June 4, 2005	Publication of the notification (*Hinweisbekanntmachung*) of availability of the Offering Circular
June 6, 2005	Publication of the Offer Price in the *Frankfurter Allgemeine Zeitung*
June 6, 2005	Commencement of trading
June 8, 2005	Book-entry delivery of shares against payment of the Offer Price

Selling Shareholder

Prior to the Offering, approximately 91.86% of our share capital was held by the Selling Shareholder and approximately 8.14% by Blade Management Beteiligungs GmbH & Co. KG (the "Participation Partnership") (see "General Information on the Company—Shareholder Structure (prior to and following

the Offering)"). The subscription rights of the shareholders were excluded pursuant to a resolution of the extraordinary shareholders' meeting adopted on May 30, 2005, concerning the capital increase.

Blade Lux Holding One S.à r.l., Luxembourg, a company with limited liability incorporated under the laws of Luxembourg, is the sole shareholder of the Selling Shareholder. The shareholders of Blade Lux Holding One S.à r.l. are KKR European Fund, Limited Partnership (75%), KKR Millenium Fund (Overseas), Limited Partnership (24.04%) and KKR Partners (International), Limited Partnership (0.96%).

The Selling Shareholder has agreed to sell 16,000,000 Existing Shares in the Offering. In addition, the Managers have the option to purchase up to 4,650,000 additional Existing Shares from the Selling Shareholder to cover increased allotments ("Greenshoe Shares"). See "The Offering—Stabilization, Over-allotment and Greenshoe Option"). Assuming all of the Offering is placed and the Greenshoe Option is exercised in full, the Selling Shareholder will hold approximately 29.3% of our share capital following the Offering. Assuming all of the New Shares are placed in the Offering, the Participation Partnership will hold approximately 5.9% of our share capital following the Offering.

Share capital following completion of the Capital Increase
Our share capital following completion and registration of the Capital Increase is €55,000,000.

Percentage of share capital offered (following completion of the Capital Increase)
Taking into account the Capital Increase, which was approved by a resolution passed on May 30, 2005 by an extraordinary shareholders' meeting, up to 56.4% of our shares (64.8% if the Greenshoe Option is exercised in full) are being sold as part of the Offering.

Delivery and Settlement
Delivery of the Offered Shares against payment of the Offer Price is expected to take place on June 8, 2005. The shares are represented by one or more global certificates without global dividend coupons, which have been deposited with Clearstream Banking AG, Frankfurt am Main. At the option of investors, shares purchased in the Offering will be credited in their name to an account of a participating bank of Clearstream Banking AG, Frankfurt am Main, or the account of a participant in the Euroclear S.A./N.V system or Clearstream Banking S.A., Luxembourg.

GENERAL AND SPECIFIC INFORMATION CONCERNING THE SHARES

Voting rights
Each share carries one vote at the shareholders' meeting. There are no restrictions on voting rights.

Dividend rights
The New Shares and the Existing Shares carry full dividend rights as from January 1, 2005, i.e. for the entire fiscal year 2005 and all subsequent fiscal years.

Form and certification of the shares
All of our shares are issued as ordinary registered shares with no par value (no par value shares). The shares are represented by one or more global certificates without global dividend coupons, which have been deposited at Clearstream Banking AG, Frankfurt am Main, acting as securities clearing and depositary bank. Pursuant to Section 4(4) of our articles of association, shareholders are not entitled to receive physical share certificates for their respective shareholdings.

ISIN/Common Code/Stock exchange symbol

International Securities Identification Number (ISIN)	DE000A0D9PT0
German Securities Identification Number (*Wertpapierkennnummer*) (WKN)	A0D 9PT
Common Code	021997102
Stock exchange symbol	MTX

STABILIZATION, OVER-ALLOTMENT AND GREENSHOE OPTION

In connection with the placement of our shares, UBS Limited is acting as stabilization manager (the "Stabilization Manager"), and may, either by itself or through an affiliated company, take action (pursuant to Section 5 of the German Regulation on the Prohibition of Market Manipulation (*Verordnung zur Konkretisierung des Verbots der Marktmanipulation*) in conjunction with Section 20a(3) of the German Securities Trading Act (*Wertpapierhandelgesetz*) and Regulation (EC) 2273/2003 of the European Commission (December 22, 2003)) aimed at stabilizing the stock exchange or market price of our shares ("Stabilization Measures"). The Stabilization Manager is not obligated to take any such Stabilization Measures, and therefore no assurance can be given that such Stabilization Measures will be taken. Should Stabilization Measures be taken, they may be terminated at any time and without prior notice. Stabilization Measures may be taken as of the date our shares are first listed on the Frankfurt Stock Exchange and must be completed no later than 30 calendar days after such date (the "Stabilization Period").

Stabilization Measures can result in a stock exchange or market price of our shares that is higher than would be the case in the absence of such measures. In addition, Stabilization Measures may result in a stock exchange or market price at a level that is not sustainable over the long term.

Within one week after the end of the Stabilization Period, a press release will be published, pursuant to Article 9(3) of Regulation (EC) 2273/2003 of the European Commission from December 22, 2003, in the *Frankfurter Allgemeine Zeitung* announcing whether any Stabilization Measures have been effected, the date on which Stabilization Measures were first effected and the date of the last Stabilization Measure, as well as the range of prices within which Stabilization Measures have been effected. In the event of any over-allotment or exercise of the Greenshoe Option, the dates of the exercise and execution thereof, as well as the type and quantity of the respective shares will likewise be publicly announced.

In the view of the possible Stabilization Measures, and in addition to the 31,000,000 shares of the Company being offered, additional shares of the Company amounting to up to 4,650,000 may be allocated to investors in the Offering (so-called "Over-Allotment"). The shares of the Company necessary to implement an Over-Allotment have been temporarily made available to UBS Limited in its capacity as the Stabilization Manager free of charge by way of a securities loan.

In this connection, the Selling Shareholder has granted the Managers the option, exercisable for 30 calendar days following the listing of the shares of the Company on the Frankfurt Stock Exchange, to purchase up to 4,650,000 additional shares (i.e., up to 15% of the number of shares offered) at the Offer Price, less agreed commissions (the "Greenshoe Option"). The Greenshoe Option may be exercised only to the extent that the shares were placed by way of the Over-Allotment, reduced by the number of shares that were acquired by UBS Limited in its capacity as Stabilization Manager.

Any exercise of the Over-Allotment or Greenshoe Option will be made in accordance with Regulation (EC) 2273/2003 of the European Commission from December 22, 2003, and the relevant dates of the exercise and execution thereof and the type and quantity of the respective shares will be publicly announced without undue delay in the same manner as an announcement of Stabilization Measures, as described above.

GENERAL ALLOTMENT CRITERIA

We, the Selling Shareholder and the Managers have not entered into any agreement relating to the allotment method, except for the preferential allotment to employees, managers, and management and supervisory board members of the Company and to a limited partnership formed by KKR for the benefit of its executives and those of certain affiliated companies and persons as described in the next section. We, the Selling Shareholder and the Managers will adhere to the "Principles for the Allotment of New Share Issues to Retail Investors" (*Grundsätze für die Zuteilung von Aktienemissionen an Privatanleger*) issued on June 7, 2000 by the Exchange Commission of Experts (*Börsensachverständigenkommission*) of the Federal Ministry of Finance (*Bundesministerium der Finanzen*) (the "Allotment Principles"). After the end of the offering period, we, the Selling Shareholder and the Managers will determine the specific details of the allotment method and publish such details in accordance with the Allotment Principles. Any allotments made to retail

investors in Germany as part of the Offering will be performed by applying uniform criteria to all the Managers and their affiliated insitutions.

PREFERENTIAL ALLOTMENT

We have allocated, on a preferential basis, approximately 1.4% of the total volume of the Offering as set forth below:

As part of the Offering, we offered to employees of the MTU Aero Engines Group in Germany (including members of the management board) the opportunity to purchase, on a preferential basis and subject to the provisions governing the tax-exempt transfer of equity participations to employees (*steuerfreie Überlassung von Vermögensbeteiligungen an Arbeitnehmer*), shares with a value of up to €450 per employee at a discount of up to €135 per employee. Of the total number of shares allocated on a preferential basis, these shares represent approximately 11%. Employees who purchase shares at a price discount are obligated to hold such shares until December 31, 2005.

We offered to employees of the MTU Aero Engines Group in Germany (including members of the management board) the opportunity to purchase, on a preferential basis, shares with a value of up to €2,000 per employee at a discounted offer price of €16.80. The minimum subscription amount is €200. Of the total number of shares allocated on a preferential basis, these shares represent approximately 25%. Employees who purchase shares at a price discount are obligated to hold such shares until December 31, 2005.

In addition, we have offered to employees of the MTU Aero Engines Group in Germany (including members of the management board) the opportunity to purchase further shares on a preferential basis. Employees and members of the management board who purchase such shares are obligated to hold the shares until June 30, 2005.

We also have offered to members of our supervisory board the opportunity to purchase, on a preferential basis, shares at the Offer Price. Members of the supervisory board who purchase such shares are obligated to hold the shares until June 30, 2005.

Finally, we have offered to a limited partnership formed by KKR for the benefit of its executives and employees and those of certain affiliated companies and persons the opportunity to purchase, on a preferential basis, shares at the Offer Price. Such preferential allotment is limited to shares with an aggregate value of €5 million.

TRANSFERABILITY

Our shares are freely transferable in accordance with the regulations governing the transfer of ordinary registered shares with no par value.

LOCK-UP AGREEMENT

We (and our management board and supervisory board with regard to (i) and (ii) below) have agreed with the Managers that, within a period of six months following the listing of our shares on the Frankfurt Stock Exchange, we will not, without the prior written consent of the Joint Bookrunners,

(i) announce or implement any capital increase from authorized capital; or

(ii) propose any resolution at our shareholders' meeting to increase our capital; or

(iii) except for the issue of shares or options to managers or employees of the Company or one of its subsidiaries in the context of a share option scheme or in connection with transactions aimed at securing obligations arising from such options, directly or indirectly, grant, offer, pledge, allot, issue, sell, obligate ourselves to sell, sell any option to purchase, purchase any option for the sale of or otherwise deliver or dispose of any of our shares or other securities that may be converted into or exchanged for our shares or contain the right to purchase our shares, nor enter into or execute any transactions (including swap transactions) by which the commercial risk associated with the

shareholding is transferred to a third party, either in whole or in part, regardless of whether the obligations arising under these transactions are to be satisfied through the delivery of shares, monetary payment or any other performance.

This shall not apply to shares which are the subject of this Offering Circular or which the Company sells in the context of an acquisition, provided that the purchaser of such shares becomes subject to the lockup restrictions applying to the Selling Shareholder as outlined below.

Furthermore, the Selling Shareholder and the Participation Partnership have agreed with the Managers that, within a period of six months following the listing of our shares on the Frankfurt Stock Exchange, they will not, without the prior written consent of the Joint Bookrunners,

(iv) offer, pledge, sell, obligate themselves to sell, sell an option for the purchase of, purchase an option for the sale of or otherwise deliver or dispose of, directly or indirectly, any of the other shares of us which they hold or other securities that may be converted into or exchanged for our shares; or

(v) execute any transactions (including swap transactions) transferring the commercial risk associated with holding shares to a third party, either in whole or in part,

regardless of whether the obligations arising under these transactions are to be satisfied through the delivery of shares, monetary payment or any other performance;

(vi) exercise any rights aimed at a registration of our shares or other securities that may be converted into or exchanged for our shares pursuant to the Securities Act or request any such registration rights; and

(vii) initiate, vote for or in any other way support an increase in our capital.

The aforementioned obligations shall not apply to any transfer of our shares to any affiliate of the Selling Shareholder, provided that such affiliate shall be bound by the aforementioned obligations.

STOCK EXCHANGE LISTING

Our registered share capital of €55,000,000 was admitted to trading on the Official Market Segment (*Amtlicher Markt*) of the Frankfurt Stock Exchange and to the sub-segment of the official market segment with additional post-admission obligations (Prime Standard) on June 3, 2005. Trading is expected to commence on June 6, 2005.

DESIGNATED SPONSORS

UBS Limited, London, Deutsche Bank Aktiengesellschaft, Frankfurt am Main, and Goldman Sachs International, London, are assuming the function of designated sponsor. In setting binding prices for the purchase and sale of the shares, the designated sponsor ensures, in particular, higher liquidity of the shares.

USE OF PROCEEDS

In connection with the Offering, we will receive the proceeds generated from the Capital Increase less the costs of the Offering which will be paid by us. The gross proceeds from the sale of the shares out of the Capital Increase will amount to approximately €315.0 million. The Managers' commission to be paid by us are estimated to amount to approximately €11.3 million. We estimate that we will incur other costs related to the Offering in an amount of up to approximately €15.8 million (including costs of approximately €0.8 million for the preferential allotment to employees).

We intend to use the majority of the net proceeds of approximately €287.9 to reduce indebtedness. In particular, we intend to repay a loan granted by the seller of MTU Aero Engines GmbH on December 31, 2003 in connection with the acquisition of the predecessor of MTU Aero Engines GmbH (as described in detail in "General Information on the Company—Company History") by us and our subsidiaries from the seller of MTU Aero Engines GmbH (the "Vendor Loan"), including accrued interest, which repayment is, pursuant to the underlying loan agreement, permissible without incurrence of a prepayment penalty. This loan, the outstanding balance of which was approximately €188.3 million as of March 31, 2005, including

accrued interest, was granted to MTU Aero Engines Dritte Holding GmbH, a former indirect subsidiary of us. Upon registration with the commercial register (*Handelsregister*) on May 10, 2005, MTU Aero Engines Dritte Holding GmbH merged with MTU Aero Engines Zweite Holding GmbH, our former direct subsidiary, whereby the indebtedness under the Vendor Loan was transferred to MTU Aero Engines Zweite Holding GmbH. Upon registration with the commercial register (*Handelsregister*) on May 10, 2005, MTU Aero Engines Zweite Holding GmbH merged with the Company, whereby the indebtedness arising from the Vendor Loan was transferred to us. For more information on these mergers, see "General Information on the Company—Company History"). We also intend to repay a shareholder loan, including accrued interest, granted by the Selling Shareholder on December 17, 2003. This shareholder loan originally amounted to €69.0 million. In 2004, we repaid approximately €1.4 million of this loan. On March 25, 2005, the loan was increased by approximately €1.6 million, and as of March 31, 2005 the outstanding balance was approximately €71.7 million. The interest rate of the loan is 3% per annum. See "Business Transactions and Legal Relationships with Related Parties." We intend to use the remainder of the net proceeds for general corporate purposes, including for a potential further reduction of indebtedness.

The Selling Shareholder will receive the net proceeds generated from the sale of the Existing Shares.

Risk Factors

You should carefully consider the risks described below as well as the other information contained in this Offering Circular before making an investment decision. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In any such case, the market price of our shares may be materially adversely affected and you may lose all or part of your original investment.

The risks described below are not the only risks we and our domestic and foreign subsidiaries and affiliates face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or results of operations. The order of the risks described below is not intended to be an indication of the probability of their occurrence or the magnitude of the risk.

We have grouped some of the risks below according to the business units to which they most relate. However, some risks that relate most to one business unit may also be relevant to other units or the business as a whole.

RISKS RELATED TO OUR BUSINESS

General

We operate in a competitive business environment and, as a result, our market share and business position may be adversely affected by factors beyond our control.

There is intense competition in the aero engine modules and component industry. We face this competition in each aspect of our business.

Certain aero engine programs in which we participate through our Commercial Business and Military Business units face competition from other aero engine programs for installation on the same aircraft. Accordingly, our success is dependent, in part, upon the ability of our OEM partners to win business from airlines and governments for engine programs in which we participate. We also face competition for involvement in such programs, both from other component manufacturers, such as ourselves, and also from the OEMs themselves, who may choose to source components and parts in-house rather than by obtaining them from us.

In addition, we face competition for the sale of engine parts and components in the aftermarket, which accounts for a significant part of our profits. Among our competitors for this business are suppliers of Part Manufacturer Approval, or "PMA," parts, generic parts that are nearly identical in design and functionality to original parts, approved for use by the Federal Aviation Authority (the "FAA"). PMA parts are rapidly gaining market share. While we believe that our business as a whole is currently not materially affected by competition from PMA parts manufacturers, PMA parts manufacturers have been successfully competing for our spare parts business with respect to individual, typically more mature, engine programs. We may face increasing competition from PMA parts manufacturers in the future. In addition, we face increasing competition from Designated Engineering Representative ("DER") repairs, which are non-OEM repair processes that are usually developed by independent parts repair specialists and approved by the FAA. See "Business—Competition—Commercial aero engines, engine modules and components and spare parts."

Finally, we face competition in our Commercial MRO business. As an independent provider of MRO services, we compete against airline-in-house MRO service providers, who have an affiliation with many of our potential customers. Our other main source of competition is the MRO service units of the OEMs. The OEMs possess certain advantages in the MRO field, partly because of their ability to link MRO service contracts with airlines to the sale of engines to those airlines. The commercial MRO sector has seen a dramatic increase in the market share enjoyed by OEMs, and OEMs have been particularly successful in negotiating for long-term MRO service agreements (typically for a duration of about ten years) in connection with new engine sales. In addition, our MRO services are subject to increasing competition from PMA parts. See "Business—Competition—Commercial MRO."

Our principal competitors in our Commercial Business and Military Business units are the major OEMs, Pratt & Whitney, General Electric, Rolls-Royce and Snecma. Other key competitors include Ishikawajima-Harime Heavy Industries ("IHI"), Avio, Volvo Aero and Industria de Turbo Propulsores, S.A. ("ITP").

Our competitors may have greater resources than we have, and therefore may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the promotion and sale of their products than we can. Providers of components and parts have traditionally competed on the basis of cost, technology, quality and service. We believe that developing and maintaining a competitive advantage will require continued investment in product development, technology, engineering, program investments and sales and marketing. We may not have sufficient resources to make the necessary investments to allow us to compete successfully.

Any of these factors could materially adversely affect our business, financial condition or results of operations.

We rely heavily on certain customers.

Our five largest customers in the year ended December 31, 2004 were Pratt & Whitney, General Electric, IAE (consisting of Pratt & Whitney, Rolls-Royce, Japanese Aero Engines Corp. and MTU Aero Engines), Turbo-Union, Ltd. (Rolls-Royce, MTU Aero Engines and Avio) and Eurojet Turbo GmbH (Rolls-Royce, MTU Aero Engines, Avio and ITP). These customers accounted for approximately 18%, 17%, 12%, 10% and 7%, respectively, of our total revenue from sales and services, or 64% of our total revenue from sales and services for that period. The ability of these and other of our OEM customers and alliances in which we participate to win aero engine business has a direct effect on our revenues. In addition, although we have entered into long-term collaborations with various OEMs and other market participants, those collaborations are terminable at will or on a relatively short timeframe by the OEMs under certain circumstances, such as certain changes in the ownership of our voting stock. The loss of any of our major customers could materially adversely affect our business, financial condition or results of operations.

In addition, a significant reduction in purchases from any of the key end customers of our products (primarily commercial airlines, cargo operators and leasing companies) or financial difficulties experienced by any such customer could materially adversely affect our business, financial condition or results of operations.

Our military business is substantially dependent on the German and other European governments' continuing commitment to their military procurement programs. See "—Military Business—A decline in German or other European defense budgets, changes in funding priorities, or delays in aircraft production relating to the programs in which we participate may adversely affect our sales of engine modules and components used on military aircraft and our customers' sales of military aircraft and may reduce our revenues and increase our costs."

Any significant disruption in our supply from key vendors could delay production and adversely affect our sales.

We are highly dependent on the availability of essential components, finished products, services and raw materials that we purchase from our suppliers, some of which may be available only from limited or sole sources. In addition, many of our suppliers (particularly for items such as highly complex forgings and castings) have limited production capacities and require long lead times for the production of goods, which requires us to be able to predict our future needs for these items. In many cases, our suppliers are the only practicable source for the relevant products, and we would be unable to obtain replacement products at reasonable prices or at all in the event that our requirements exceeded availability from our current suppliers. Moreover, we are dependent upon the ability of our suppliers to provide components, finished products, services and raw materials that meet specifications, quality standards and delivery schedules. The price of many of the raw materials we use can fluctuate widely for a variety of reasons, including changes in availability, major capacity additions or reductions, or significant facility operating problems. These fluctuations limit our ability to accurately forecast future raw material costs and hence our manufacturing costs and profitability. In addition, we are not able to pass raw material cost increases through to our partners under RRSP agreements or our customers under certain long-term agreements, and we are not always able to pass cost increases through to other customers. Furthermore, many of our suppliers may be

able to pass on a part of the raw material cost increases to us. Difficulties we encounter with suppliers could adversely affect our production schedules, reputation and profitability as well as our business, financial condition or results of operations.

Our largest suppliers for purposes of commercial and military aero engine manufacturing are Leistritz Turbomaschinen Technik GmbH and Aerotech Peissenberg GmbH & Co. KG, who collectively represent approximately 30% of our supplier volume for aero engine manufacturing in 2004 based on management estimates.

Our largest suppliers for commercial MRO are IAE and General Electric. In 2004, purchases of goods from IAE and General Electric represented approximately 42% of our purchases from suppliers for commercial MRO based on management estimates.

Our success depends in part on our research and development initiatives which may fail to meet the needs of customers on a timely or cost-effective basis.

We fund our research and development activities from three sources: our own cash flow, government funding and, to a very limited extent, our commercial customers.

In the period from 2001 to 2003, we increased company-funded research and development expenditure dramatically as we invested in new projects, with expenditures for the years 2002 and 2003 equaling €129 million (approximately 5.9% of revenues) and €171 million (approximately 8.8% of revenues), respectively. In 2004, company-sponsored research and development expenditure amounted to €156 million (approximately 8.1% of revenues). A large portion of these expenditures related to the development costs of two major engine programs, namely, the GP7000 (Airbus A380) and the PW6000 (Airbus A318).

We cannot assure you that the significant capital expended on our research and development efforts will create new sales opportunities or increases in productivity that are commensurate with the level of resources invested. In addition, we may develop specific technologies and capabilities in anticipation of customers pursuing new programs. If any such programs do not go forward on schedule or at all, we may be unable to recover our research and development costs and the related capital expenditures incurred in anticipation of such programs. If we are unable to recover these costs or expenditures or if any such programs do not progress as expected, our business, financial condition or results of operations could be materially adversely affected. Moreover, in the event that we are unable to produce the technological or design contribution required of us under an RRSP or similar arrangement, we may incur additional costs necessary to satisfy such obligations or be required to make substantial cash payments under the RRSP in lieu of our technological or design contribution. In addition, we may be required to pay penalties to our RRSP partners if we fail to meet delivery schedules or specific development targets.

We depend on key personnel and may not be able to retain those employees or recruit additional qualified personnel.

We believe that our future success depends, in part, on the services provided by our key employees such as engineers or other skilled professionals. There are few sources for new employees with the requisite skills for many of our key positions. Competition for such employees has intensified in recent years and may become even more intense in the future. We believe that our technological expertise has made some of our existing employees attractive to competitors or other employers. Our ability to implement our business plan is dependent on our ability to hire and retain technically skilled personnel. Our failure to recruit and retain qualified employees could have a material adverse effect on our business, financial condition or results of operations, and may impair our ability to obtain future contracts.

Because our assets, liabilities, revenues and costs are denominated in multiple currencies, we are vulnerable to exchange rate fluctuations.

Our reporting currency is the euro. We conduct, and will continue to conduct, transactions in currencies other than the euro, particularly U.S. dollars. As a result, we are vulnerable to foreign exchange rate fluctuations because:

- we incur the majority of our manufacturing costs in euro and generate most of our revenues in U.S. dollars and other currencies; therefore, a further strengthening of the euro relative to the U.S. dollar and

such other currencies in which we receive revenues could negatively impact our operating margins and cash flows; and

- a portion of our assets, liabilities, revenues and costs are denominated in various currencies other than euro; as a result, our financial position and operating results, which are reported in euro, are affected by currency exchange rate fluctuations.

We have adopted hedging policies to limit our exposure to exchange rate fluctuations between the U.S. dollar and the euro. In the year ended December 31, 2004, our net foreign exchange exposure (after taking debt repayments into account) of $195 million was hedged to a degree of 100% with an average hedge rate of 1.2553. However, movements of the exchange rate of the euro against the U.S. dollar and other currencies may continue to have a negative impact on our reported results. Currency fluctuations also have and could continue to have a significant effect on the comparability of performance between financial periods. Our exchange rate hedging strategies may not be successful for various reasons. As a result, our business, financial condition or results of operations may be materially adversely affected.

Product liability claims, including defects in items produced by others, and the cost of insurance may adversely affect our financial condition.

Our operations expose us to potential liability for personal injury, death or damage to property as a result of the failure of an aircraft component designed, developed, manufactured or delivered by us or any of our RRSP partners, including those related to aftermarket activities. Most of our consortium and RRSP contracts provide that liabilities arising out of claims by third parties are borne by the consortia or risk and revenue sharing partners in proportion to their respective contribution to the consortium or program, irrespective of the individual partner's fault. In addition, the lead manager of the program (usually, an OEM) generally has the right to settle or resolve third party claims unilaterally on behalf of the program participants. As a result of these factors, we may be faced with material liability for problems not directly related to our products' performance and over which we have little or no control.

As a condition of our participation in the RRSP, most of our RRSP contracts require that we purchase insurance to cover our potential liabilities arising out of such arrangements. Such insurance is expensive, and in the future may not be available to us at a reasonable cost. In addition, our insurance generally does not cover us from all liabilities that could arise under RRSPs, such as penalties arising from delays. Any material liability not covered by insurance or for which sufficient third-party indemnification is not available could have a material adverse effect on our business, financial condition or results of operations.

We may incur significant costs due to environmental liabilities, which could have a material adverse effect on our business, financial condition or results of operations.

Our facilities and operations are subject to environmental and occupational health and safety laws and regulations in each of the jurisdictions in which we operate. We may not always be in compliance with these requirements, and as a result could potentially be subject to significant fines or penalties, including criminal sanctions. Some of our operations require permits or licenses intended to prevent or reduce pollution, and these permits are subject to renewal, modification, suspension and revocation by issuing authorities. We have made, and will continue to make, capital and other expenditures in order to achieve or maintain compliance with these laws and regulations.

Under some laws, owners and operators of contaminated properties can be held responsible for the cost of investigating and remediating contamination, regardless of whether they caused the contamination. Some of our facilities have a long history of industrial activity, by us as well as other entities, and remediation might be required in connection with contamination that occurred prior to our use of the site. In the future, we could incur significant costs if historical or new contamination is discovered at our facilities or at off-site locations where we send waste. In addition, the enactment of new laws or stricter enforcement of existing laws may require us to make additional expenditures or subject us to unexpected liabilities, which could materially adversely affect our business, financial condition or results of operations.

We face certain risks with respect to future acquisitions.

We may pursue acquisitions in the future that we believe will present opportunities to realize synergies or cost savings and increase our market position. Such acquisitions could result in the incurrence of debt and an increase in interest expense. In addition, acquisitions involve numerous risks, including difficulties in the

assimilation of the operations, technologies, services and products of the acquired companies and the diversion of management's attention from other business concerns. For all these reasons, if any such acquisitions occur, our business, financial condition or results of operations could be materially adversely affected.

Our operating subsidiaries are subject to restrictive debt covenants, which limit our operating flexibility.

The indenture governing the Senior Notes contains covenants significantly restricting the ability of certain of our subsidiaries, among other things:

- to pay dividends or make other distributions or grant loans;
- to incur or guarantee indebtedness;
- to make investments or certain other payments;
- to create liens or other security interests;
- to enter into agreements that restrict their ability to pay dividends; and
- to consolidate, merge or sell all or substantially all of their assets.

Although the restrictions imposed by these covenants are comparable to those of debt securities similar to the Senior Notes and the covenants contain a number of exemptions and carve outs, the covenants could limit our ability to finance our future operations and capital needs, our ability to pursue acquisitions and other business activities that may be in our interest, and our ability to pay dividends and repurchase shares from our shareholders. These restrictions could materially adversely affect our business, financial condition or results of operations.

Many of our agreements contain non-compete provisions that prevent us from participating in programs or providing modules and components for aero engines that compete with aero engine programs in which we participate. They also contain change of control clauses. These provisions may restrict the future development of our business.

In our Commercial Business and Military Business, we are party to several agreements, including our General Collaboration Agreement with Pratt & Whitney and many of the RRSPs that we have entered into with OEMs, that prevent us from entering into arrangements with third parties in connection with programs that compete with our current aero engine programs (or relating to aero engines that meet certain engine thrust criteria), or that may prohibit us from providing modules and components to programs relating to aero engines that compete with the relevant aero engines.

These provisions may prevent us from participating in new aero engine programs, some of which may represent greater opportunities than the programs in which we currently participate. Such provisions also have the effect of linking our engine revenues to the success of our partners' programs. Such restrictions can last 20 to 25 years for individual engine programs or for the life of a program. As a result, we may be unable to take advantage of significant business opportunities that arise, and the future development of our Commercial Business and Military Business units may be inhibited, which could materially adversely affect our business, financial condition or results of operations.

In addition, many of our Commercial Business, Commercial MRO and Military Business agreements contain clauses that give our counterparty an option to terminate the agreement upon certain changes of control. For example, a number of our agreements give our counterparty the right to terminate or modify the agreement if one of their material competitors acquires a certain percentage of our voting stock (typically 25-30% of our outstanding stock). No measures have been or will be implemented to ensure that these change of control provisions are not triggered by purchases of our shares in the secondary market. Although German securities laws require a party acquiring in excess of 5%, 10%, 25%, 50% or 75% of our voting stock to notify us of any such acquisition, we would not be able to prevent an acquirer of our shares from crossing the relevant threshold. In the event that a change of control were to occur, either deliberately or inadvertently, as a result of the purchase of any of our shares in the secondary market, we could lose valuable relationships with our partners, as well as revenues, which could have a material adverse effect on our business, financial condition, results of operations or prospects.

Commercial Business

A significant portion of our commercial engine revenues are derived from RRSP contracts. These contracts may expose us to significant risks, including a lack of control over the activities covered by the RRSP and losses arising from up-front design and development costs, cost overruns, warranties, guarantees and penalties. Any of these factors could have a materially adverse effect on our business, financial condition or results of operations.

We have entered into a number of RRSP contracts with OEMs, including Pratt & Whitney, General Electric and, through our participation in the IAE consortium, Rolls-Royce, relating to the development, production and sale of commercial aircraft engines. Pursuant to these contracts, we contribute to the development and production of new engine programs, and in return are entitled to a share of the revenues generated by sales of engines, components and spare parts.

While we believe these contracts are an important means of doing business and building long-term relationships with OEMs, they contain inherent risks. In particular:

- the OEM controls the end customer relationship throughout the lifetime of an engine program, including with respect to such matters as setting prices for engines and spare parts, granting concessions (including the financing of engine and aircraft purchases in ways that may ultimately provide for recourse to us under the RRSP contract), providing guarantees and establishing and amending warranty and other after-market service policies. Therefore, among other things, the OEM has control over the revenues that will be derived from sales, and our ability to predict our revenues and profits will be limited to the extent that the OEM determines to depart from any previously established pricing, discounting or service policy;
- RRSP contracts generally give the OEM broad discretion to control many other aspects of the collaboration, including, among other things, the right to make program changes, including design changes that may be at our sole expense; to determine whether to develop new engine models and the allocation of responsibility for any such development; to make adjustments for matters such as excessive overhead expenses or for our under- or over-contribution to a program in any year; and to deal with, defend against or settle claims brought by third parties, including those for which we may have liability;
- we have limited audit rights under RRSPs. As a result, we are not able to fully monitor whether OEMs comply fully with their obligations, or fairly exercise their rights, under RRSPs;
- OEMs may employ repair processes that do not use our spare parts, which would adversely affect spare parts sales;
- we are required to make significant upfront expenditures to design and develop the components of the engine for which we are allocated design and development responsibility, which expenditures need to be made before any engines have been sold, and hence before there is any certainty about future revenue streams under the engine program;
- similarly, we may be required to make upfront payments (known as entry fees) to OEMs in order to participate in programs, as compensation for development or other efforts already made by the OEMs, again before there is any certainty about future revenue streams under the engine program;
- aircraft manufacturers may require OEMs to make upfront payments to participate in new aircraft programs and to cover a percentage of the airframer's research and development expenditures. The OEMs have begun to pass part of the costs for such payments on to their RRSP partners. We are required to effectively contribute to the OEMs' upfront payments to aircraft manufacturers under our RRSP agreements, even though the success of the aircraft and the engine program in which we participate may be uncertain;
- the value of our contribution (by way of work in designing, developing and producing engine modules and components) is generally fixed, based on cost assumptions established at the time of entering into the contract (with limited adjustments for design changes or extraordinary changes in the costs of raw materials). Thus, if we experience cost overruns in the development or production of parts for which we are responsible, we may not be able to recoup these costs from our program share, and our profits on the engine program may be compromized as a result. If we are unable to make the research and

development contribution required by the program, or if we are not able to meet the specifications required by the program, we may incur additional costs necessary to satisfy such obligations or be required to make up the value of our contribution with cash payments;

- because we cannot control the activities of the OEM or any other participant in the RRSP, any failure by such other parties to perform their obligations may result in an engine that does not meet customer requirements, for example, as to design and performance. To the extent such failures result in penalties, liquidated damages or other third party liabilities, we are generally responsible for our share of such penalties or liabilities, notwithstanding that we are not "at fault";
- aero engine programs may be delayed as a result of the failure of the OEM or any other participant in the RRSP to perform. We would likely experience a delay in revenue from such engine programs, notwithstanding that we have already incurred substantial expenses. Furthermore, the delayed entry to the market may harm an engine's market position. An end customer may decide to terminate the agreement for the purchase of engines in the event of any delays or may claim penalties. To the extent such delays result in penalties, we are generally responsible for an amount of those penalties proportional to our program share;
- some of the RRSP contracts provide the OEM with the right to cancel the relevant engine program at any time. Any such cancellation would generally be on the basis that each participant in the RRSP will bear its own costs and investments without reimbursement from other RRSP participants. Hence, if an engine program were to be cancelled, we would lose all cash contributions that we have made to the program (including entry fees), development and production costs and other program contributions; and
- we assume liability—proportionately to our share in the RRSP—with respect to any guarantees provided by the RRSP in connection with the financing of new engine sales.

Any of these disadvantages may have a material adverse effect on our profitability and financial condition.

Our commercial business is cyclical and sensitive to demand for air transportation and the financial condition of the commercial airline industry. As a result, our business is affected by general economic conditions.

We compete in the aero engine module and component segment of the aerospace industry. Our business is affected by the general health of the global economy, the financial condition of the commercial airline industry and other economic factors that affect the demand for air transportation. Specifically, business with respect to new commercial aero engines is dependent on the demand from passenger airlines for the production of new aircraft. Accordingly, demand for our commercial aero engine products is tied to growth in passenger volume and, in turn, the worldwide airline industry's ability to finance the purchase of new aircraft and the industry's forecasted demand for seats, flights and routes. Similarly, the size and age of the worldwide commercial aircraft fleet and the number of parked aircraft affects the demand for new aircraft and, consequently, for our commercial aero engine products and services. Such factors, in conjunction with evolving economic conditions, cause the market in which we operate to be cyclical to varying degrees, thereby affecting our business, financial condition or results of operations.

Over the past several years, general weakness in the global economy, reduced corporate travel spending, excess capacity in the market for commercial air travel, increased price competition among airlines and significantly increased fuel, security and insurance costs have resulted in many airlines reporting, and continuing to forecast, significant net losses. Moreover, during recent years the airline industry has been adversely affected by the September 11, 2001 terrorist attacks, war in the Middle East, general economic conditions and concerns relating to the transmission of SARS. These terrorist attacks, war and health phenomena, in addition to the generally weak global economy, have adversely affected the business and operations of commercial airlines. Many major air carriers have parked or retired some of their fleets and have reduced workforces and flights to mitigate their large losses. Numerous carriers have rescheduled or cancelled orders for aircraft to be purchased from the major aircraft manufacturers. A number of commercial airlines, including our customer United Airlines, have filed for relief or protection from creditors or declared bankruptcy. Others have sharply curtailed operations or have ceased operations. Any protracted economic slump or future terrorist attacks, war or health concerns or other catastrophic events

could cause airlines to cancel or delay the purchase of new aircraft. Any of these factors could materially adversely affect our business, financial condition or results of operations.

The design and development of aircraft engines is heavily regulated and the failure to comply with applicable laws could reduce our sales or require us to incur additional costs to achieve compliance.

Airworthiness regulatory bodies, including the Federal Aviation Administration ("FAA") in the United States and the European Aviation Safety Agency (the "EASA"; formerly the Joint Aviation Authorities (the "JAA")) in Europe, prescribe standards and qualification requirements for all commercial and general aviation products, including aero engine modules and components, and approve MRO service providers within relevant jurisdictions. Comparable agencies regulate these matters elsewhere. If we fail to qualify or to obtain a required license for one of our products or services or lose a qualification or license previously granted, the sale of that product or service would be prohibited by law until such license is obtained or renewed. In addition, designing new products to meet existing regulatory requirements and retrofitting installed products to comply with new regulatory requirements can be expensive and time consuming.

From time to time, the FAA and EASA or comparable agencies propose new regulations or changes to existing regulations. These new changes or regulations generally cause an increase in the cost of compliance. To the extent the FAA or EASA or comparable agencies implement regulatory changes, we may incur significant additional costs to achieve compliance, which could have a material adverse effect on our business, financial condition or results of operations.

Commercial MRO

Developments in the commercial MRO market may adversely affect the performance of our Commercial MRO unit.

Difficult conditions currently prevail in some sectors of the commercial MRO market, and market conditions may remain difficult due to factors that are beyond our control. The following factors may have a negative impact on our MRO unit:

- There is currently an overcapacity of providers of MRO services. We may not have sufficient resources to compete effectively and our profit margins may be lower than expected;
- Demand for MRO services is linked to aircraft utilization and may be significantly reduced during downturns in passenger travel;
- Due to the downturn in passenger travel in the period from 2001 to 2003, airlines have parked some of the aircraft equipped with engines that we service, particularly older aircraft that require proportionately more maintenance work. In addition, a small number of aircraft have been retired due to these circumstances and may be used as a source for spare parts for active aircraft and their engines;
- OEMs endeavor, and may continue to endeavor, to secure agreements pursuant to which a greater portion of maintenance is performed at their in-house units, thus reducing the opportunities for third-party service providers, like us, to compete for this business;
- We may experience a loss from our "Power by the Hour" contracts pursuant to which we agree to perform maintenance services on engines at prices based on utilization rates and under which we effectively assume the risk of increased maintenance and overhaul costs. This pricing model requires complex analysis of performance conditions when bidding for long-term agreements (including assumptions on future engine usage and shop visit rates), and if this analysis proves to be inaccurate our margins may be negatively affected;
- We have experienced, and we may continue to experience, delays in the collection of, or losses with respect to, receivables from certain of our MRO customers;
- with respect to certain of the MRO services we provide, and in particular with respect to components manufactured by other aero engine component manufacturers, we are dependent on licenses and the know how of business partners. We obtain the relevant licenses and know how from our business partners on the basis of long-term agreements. However, there can be no assurance that these agreements will be renewed in the future and, consequently, that we will generate revenues in the future from MRO services provided pursuant to such agreements; and

- we do not have full control over the joint ventures (50:50 joint ventures) in which we participate. Although these joint ventures were formed to build long-term relationships with our business partners, we cannot assure you that the joint ventures will not be dissolved or terminated prematurely, or that the joint ventures will perform in accordance with our expectations in respect of revenues and the realization of strategic goals. Any dissolution or termination of a joint venture could result in the loss of know how and any competitive advantages based on such know how.

The foregoing factors, many of which are beyond our control, may have a material adverse effect on our business, financial condition or results of operations.

Military Business

A decline in German or other European defense budgets, changes in funding priorities, or delays in aircraft production relating to the programs in which we participate may adversely affect our sales of engine modules and components used on military aircraft and the market for military aircraft and may reduce our revenues and increase our costs.

In recent years, German and other European government defense budgets have been generally reduced. In addition, military sales (including sales of military aero engines) are affected by applicable government regulations (such as competitive bidding policies) and political uncertainties. European defense budgets may be reduced further, and sales of defense related items and services to governments worldwide may decrease. Thus, if there is a decline in defense spending, our business, financial condition or results of operations may be adversely affected.

One of our largest military aero engine platforms, the Eurofighter Typhoon, has had production delays due to development problems unrelated to the EJ200 engine, budgetary pressures experienced by customers and potential redesign work to the aircraft's airframe. While governmental decisions have delayed but not materially affected the Eurofighter Typhoon program in the past, and purchase orders have been placed for Tranche 2 of the aircraft program in December 2004, there can be no assurance that governmental decisions may not adversely affect purchase orders for Tranche 3 of the program and our participation in it.

These budgetary pressures, delays, future delays or other factors (many of which are outside our control) may have a material adverse effect on the Eurofighter Typhoon program and our military business, which could materially adversely affect our business, financial condition or results of operations.

Agreements with governments are subject to detailed rules and regulations, and the entry into such agreements can be subject to administrative and legislative delays.

Governments are significant direct and indirect customers, and we and they are subject to specific government rules and regulations, which can increase the volatility of our business and lead to increased costs.

We supply modules and components to alliances through which we, together with our other alliance partners, develop and manufacture aero engines for military aircraft. Our customers' businesses, and by extension, our business, is affected by the relevant government's continued commitment to programs under contract with our customers. The terms of defense contracts with governments generally permit the government to terminate contracts partially or completely, with or without cause, at any time. Any termination of a significant government contract could have a material adverse effect on our business, financial condition or results of operations or the business of our customers that manufacture military aircraft. Our and our customers' government sales are also subject to changes in government procurement policies. A reduction in expenditures by governments for aircraft using our products, lower margins resulting from increasingly competitive procurement policies, a reduction in the volume of contracts or subcontracts awarded to us, or substantial cost overruns would have an adverse effect on our cash flow and operations. We bear the risk that governments may unilaterally suspend our customers or us from new contracts pending the resolution of alleged violations of procurement or other laws or regulations.

In Germany, military procurement is highly regulated. Procurement is subject to an extensive administrative procedure, based upon a regulatory framework of various laws and regulations. Procurement rules and regulations provide for unilateral termination rights in favor of the German Ministry of Defense, both for

convenience and default. In addition, they allow for the deferral of payments by the German Ministry of Defense in accordance with budget appropriations.

For joint military projects, procurement is generally based on agreements between the participating nations, European procurement directives and, for NATO programs, applicable NATO rules.

In the future, if we fail to qualify under these regulations, or if new and more stringent regulations governing the military aerospace industry were adopted, or industry oversight was heightened, our business, financial condition or results of operations could be materially adversely affected.

Exports of our products for military aero engines are subject to export and import control regulations and offset obligations.

The majority of our Military Business unit's products are subject to German and European export control regulations. In particular, we have to comply with the provisions of the German Foreign Trade Act (*Aussenwirtschaftsgesetz*) and the German War Weapons Control Act (*Kriegswaffenkontrollgesetz*), which regulate the export of certain products, or the export of products to certain countries or persons generally, in light of foreign relations and the security of the European Union and the Federal Republic of Germany. The European Union has implemented uniform regulations regarding the export of "dual use" products. The most common restrictions on exports are embargos, necessary permits for the export of products and reporting obligations vis-à-vis the German Office of Foreign Trade (*Bundesamt für Aussenwirtschaft*). Certain services ancillary to the export of weapons, such as technical support, product maintenance and the training of customer employees, are also subject to regulation by the German Foreign Trade Act.

Violations of these regulations may result in heavy sanctions, including penalties, export prohibitions and criminal liability of our employees. Export control regulations are subject to frequent change, for example due to new resolutions of the United Nations Security Council, political decisions affecting economic relations with other countries (such as China, Iran, Israel and Turkey), as well as new information regarding terrorist activities. Future restrictions and changes to export control regulations could adversely impact our ability to market and export our products, which would have an adverse effect on our business.

Many countries impose offset obligations on their business partners. Pursuant to these obligations, business partners are required to make investments abroad in connection with their business (by, for example, giving business to local suppliers or facilitating imports of similar products to Germany). Offset obligations may be significant and changes to existing offset obligations may adversely affect our ability to export products or the price of exports, which could materially adversely affect our business.

Any of the above factors could materially adversely affect our business, financial condition or results of operations.

RISKS RELATED TO THE OFFERING

Prior to this offering, our shares were not publicly traded. There is no guarantee that a liquid market for our shares will develop or be sustained following the offering, and the price of our shares may be volatile.

Prior to this offering of the shares, there has been no public market for any of our shares. As a consequence, there can be no assurance that an active trading market will develop after this offering or that the share price will not decline below the initial offer price range. The initial offer price range of the shares will be determined by way of a bookbuilding procedure after consultation with the joint global bookrunners and may not be indicative of prices that will prevail on the Frankfurt Stock Exchange. We cannot predict the extent to which investor interest in the shares will lead to the development of a trading market or how liquid that market might become. Investors may experience greater price volatility and less efficient execution of buy and sell orders and may not be able to resell the shares at or above the initial offer price range, or at all.

The price of our shares could be volatile.

Following the offering, the price of our shares could fluctuate significantly, particularly as a result of fluctuations in actual or forecast operating results, changes in earnings forecasts or the failure to meet the profit expectations of securities analysts, changes in general economic conditions or other factors. General

share price volatility could also put pressure on the price of our shares, without this necessarily being directly related to our business, financial condition, results of operations or prospects.

The market price of our shares could be adversely affected by subsequent sales of shares by our current shareholders.

Following completion of this offering, the Selling Shareholder will hold at least 37.7% (at least 29.3%, if the Greenshoe Option is exercised in full) of our share capital. We, the Selling Shareholder and Blade Management Beteiligungs GmbH & Co. KG have agreed, subject to certain exceptions, not to offer or sell any shares, or securities that are convertible into or exchangeable or exercisable for such shares, without the prior written consent of the joint bookrunners, until six months after the shares have been admitted to trading on the Frankfurt Stock Exchange (see "The Offering—Lock-up Agreement"). We cannot predict what effect, if any, future sales of shares will have on the market price of our shares. If the current shareholders were to sell a substantial number of shares in the public market following the expiry of the lock-up period, the market price of our shares could be adversely affected. These sales could also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. There can be no assurance that such parties will not effect transactions after the expiry of any applicable lock-up period.

The interests of our principal shareholders may be inconsistent with your interests.

Immediately following the completion of the offering, private equity investment funds affiliated with KKR will indirectly own a significant portion of our equity. The interests of KKR and its affiliates could conflict with your interests. Through its shareholding, KKR will be able to exert significant influence over the supervisory board and shareholder votes and, consequently, decisions relating to transactions submitted to shareholder vote. In addition, KKR or its affiliates may, in the future, own businesses that directly compete with ours.

We may not pay dividends.

Any decision as to payments of future dividends will depend on the conditions then existing, including our results of operations, financial and capital investment requirements, the availability of distributable reserves and other relevant factors. The indenture governing the Senior Notes contains provisions that limit or prohibit the payment of dividends by MTU Aero Engines Investment GmbH, the issuer of the Senior Notes (the "Issuer"), and other of our subsidiaries unless certain conditions are met, which will effectively limit our ability to pay dividends. The general rule under the indenture governing the Senior Notes limits dividends according to a formula which permits dividends to be paid by the Issuer if such dividends, together with other "restricted payments," do not exceed 50% of cumulative net income since the issue date of the Senior Notes (less 100% of all losses during such period).

Transfers of the shares are restricted under German arms control and foreign trade laws.

We produce aero engine modules and components for military aircraft, and are therefore considered to be engaged in the manufacturing and development of war weapons. German companies that engage in the manufacturing or development of war weapons are subject to regulation, including under the German War Weapons Control Act (*Kriegswaffenkontrollgesetz*) and the Foreign Trade Regulation (*Aussenwirtschaftsverordnung*). The Foreign Trade Regulation imposes restrictions on the acquisition of direct or indirect control of 25% or more of the voting rights of any such company by (i) any foreign entity or person or (ii) any German entity in which a foreign person or entity holds at least 25%. If any such entity or person were to acquire more than 25% of our shares, deliberately or inadvertently, such entity or person would be required to notify the Federal Ministry of Economy and Employment (the "FMEE") of such acquisition. The FMEE may interdict any transaction pursuant to which any shares are acquired within one month of receipt of such notification if and to the extent the acquisition endangers substantial security interests of the Federal Republic of Germany, as determined by the FMEE. Failure to notify the FMEE in connection with such an acquisition of shares could invalidate the acquisition. In addition, any person failing to report any such acquisition of shares may be subject to significant fines under the Foreign Trade Regulation. It is your obligation to ensure that your offers for and purchases of shares are made in compliance with the Foreign Trade Regulation.

Transfers of the shares will be restricted pursuant to securities laws of the United States and other jurisdictions.

We have not registered and will not register the shares under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any securities laws of any jurisdiction other than Germany. You may not offer or sell the shares in the United States or to a U.S. person (as defined in Regulation S under the U.S. Securities Act) or in any jurisdiction where such registration of securities is required and has not been effected, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and other applicable securities laws. It is your obligation to ensure that your offers for and sales of the shares within the United States and other countries comply with applicable securities laws.

Liquidity and Capitalization

The following table shows our liquidity and capitalization as of March 31, 2005 on an actual basis and on an adjusted basis to reflect the Capital Increase implemented in connection with the Offering and application of the proceeds of the Offering. For the amount of issue proceeds, see "The Offering—Use of Proceeds."

This table should be read in conjunction with our unaudited consolidated financial statements and the notes thereto, which are contained elsewhere in this Offering Circular.

	As of March 31, 2005	
(€ in millions)	Actual	Adjusted[2]
Cash and cash equivalents	**44.1**	**72.0**
Senior notes (including accrued interest)	286.3	286.3
Liabilities to banks/other long-term debt	69.2	69.2
Vendor loan	188.3	0.0
Shareholder loan	71.7	0.0
Finance leases	52.6	52.6
Other financial liabilities	0.4	0.4
Total financial liabilities	**668.5**	**408.5**
Equity:		
Subscribed capital	40.0[1]	55.0
Additional paid-in capital	166.0[1]	439.6
Retained earnings	(0.1)	(0.1)
Net income for the period	5.0	4.2[3]
Other comprehensive income	1.0	1.0
Total equity	**211.8**	**499.7**
Total capitalization	**880.4**	**908.2**

(1) *Subsequent to March 31, 2005 and in connection with the change in corporate form to a stock corporation, the Company converted €37.8m of its additional paid-in capital to subscribed capital and thereby increased its subscribed capital from €2.2m to €40.0m and decreased its additional paid-in capital from €203.7m to €166.0m. See "Description of Share Capital—Development of our Registered Share Capital".*

(2) *Information as of March 31, 2005 taking into account the intended use of proceeds (see "The Offering—Use of Proceeds"). The increase in cash and cash equivalents will be reduced by the amount of accrued interest for the period from March 31, 2005 through the repayment dates of the Vendor Loan and Shareholder Loan.*

(3) *Reflects the €0.8 million impact on net income of the shares sold at a discount to employees as part of this Offering (without taking into account possible tax impacts).*

Selected Consolidated Financial Information

The selected IFRS consolidated financial data as of January 1, 2004 and as of and for the year ended December 31, 2004 have been derived from the consolidated financial statements of MTU Aero Engines Erste Holding GmbH included elsewhere in this Offering Circular. The selected IFRS consolidated financial data as of December 31, 2002 and for the years ended December 31, 2002 and December 31, 2003 have been derived from the unaudited consolidated IFRS financial information of MTU Aero Engines GmbH, which were prepared from the audited consolidated German GAAP financial statements included elsewhere in this Offering Circular. See "Presentation of financial information."

The unaudited IFRS consolidated financial data as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 have been derived from our unaudited consolidated financial statements for such periods included elsewhere in this Offering Circular. The unaudited consolidated financial statements as of and for the three months ended March 31, 2004 and March 31, 2005 include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results for the interim period and may not be indicative of future financial results. In the presentation of income statement data for all periods presented, R&D costs have been reclassified from cost of sales to operating expenses.

On January 1, 2004, funds managed by KKR, through MTU Aero Engines Erste Holding GmbH, acquired the predecessor of MTU Aero Engines GmbH from two subsidiaries of DaimlerChrysler AG (the "Acquisition"). Our 2004 financial statements reflect a full year of ownership by funds managed by KKR. As a consequence, our results of operations and financial condition in 2004 were affected by certain factors that did not affect our results in prior periods. In particular, purchase accounting affected our results and our indebtedness was substantially higher in 2004, as a result of significant borrowings incurred in connection with the Acquisition. Accordingly, our results for periods prior to the Acquisition may not be comparable to our results in 2004 and future results. For purposes of comparability, we have also presented in the selected consolidated financial data adjusted information for the year ended December 31, 2004 and the three-month periods ended March 31, 2004 and 2005 to eliminate the effects of purchase accounting. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—The Acquisition."

Our consolidated financial statements are prepared in accordance with IFRS which differs in certain respects from U.S. GAAP. Certain differences between IFRS and US GAAP are discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of certain differences between IFRS and US GAAP." The unaudited consolidated IFRS financial information for the years ended December 31, 2002 and 2003 was prepared applying the IFRS accounting policies applied in the preparation of the consolidated financial statements of MTU Aero Engines Erste Holding GmbH for 2004, except for one aspect of the accounting treatment of pension obligations.

You should read this selected consolidated financial data in conjunction with the sections entitled "Liquidity and Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited and unaudited historical consolidated financial statements and the related notes as well as the unaudited historical financial information included elsewhere in this Offering Circular.

Selected Consolidated Financial Information

(€ in millions)	Reported					Adjusted to Exclude Purchase Accounting[1]		
	Years ended December 31,			Three Months ended March 31,		Year ended December 31,	Three Months ended March 31,	
	2002	2003	2004	2004	2005	2004	2004	2005
	(unaudited)			(unaudited)		(unaudited)	(unaudited)	
Income Statement Data:								
Revenues	2,200.8	1,952.2	1,918.0	430.0	509.7	1,992.5	441.8	525.8
Cost of sales[2]	(1,845.8)	(1,569.2)	(1,627.6)	(373.0)	(445.4)	(1,538.1)	(329.0)	(429.0)
Gross profit[2]	355.0	383.1	290.4	57.0	64.4	454.3	112.8	96.8
R&D	(53.7)	(48.3)	(57.7)	(19.3)	(4.8)	(57.7)	(19.3)	(4.8)
Selling and general administrative expenses	(120.1)	(131.0)	(155.6)	(66.2)	(31.0)	(155.6)	(66.2)	(31.0)
Other operating income (expense)	7.6	(0.3)	4.0	0.3	1.2	4.0	0.3	1.2
Profit (loss) before financial result	188.8	203.5	81.1	(28.2)	29.9	245.0	27.6	62.3
Share of profit (loss) of joint ventures	1.4	(1.5)	(1.8)	(0.7)	0.0	(1.8)	(0.7)	0.0
Interest income (expense)	13.7	4.0	(62.3)	(15.4)	(8.7)	(62.3)	(15.4)	(8.7)
Other financial income (expense)	(31.0)	(49.4)	(10.5)	(29.2)	(13.0)	(10.5)	(29.2)	(13.0)
Income (loss) from ordinary activities	172.8	156.6	6.5	(73.6)	8.2	170.4	(17.8)	40.6
Income taxes	(73.4)	(93.3)	(6.3)	29.0	(3.2)			
Minority interest (share of loss)	1.1	(0.0)	0.0	0.0	0.0			
Net income (loss)	100.4	63.3	0.2	(44.6)	5.0			
Cash Flow Data:								
Cash flow from operating activities	281.8	106.9	72.9	56.9	133.1			
Cash flow from investing activities	(133.3)	(93.5)	(59.9)[3]	(10.3)[3]	(10.5)			
Cash flow from financing activities	(254.6)	(286.1)	(190.3)[4]	14.5[4]	(106.5)			
Change in cash and cash equivalents	(106.1)	(272.7)	(177.2)	61.1	15.7			
Capital expenditures	(136.0)	(83.8)	(65.9)	(10.8)	(11.2)			
Other Financial Data:								
EBIT	188.8	203.5	81.1	(28.2)	29.9	245.0	27.6	62.3
Adjusted EBIT	125.7	115.0	176.2	22.6	54.2	176.2	22.6	54.2
EBITDA[5]	243.7	264.4	214.1	3.0	63.2	315.6	41.9	79.2
Adjusted EBITDA[6]	180.6	175.8	246.8	36.9	71.1	246.8	36.9	71.1

Selected Consolidated Financial Information

(€ in millions)	December 31, 2002 (unaudited)	January 1, 2004[7]	December 31, 2004	March 31, 2005 (unaudited)
Balance Sheet Data:				
Cash and cash equivalents	326.5	205.6	28.5	44.1
Property, plant and equipment	279.8	630.6	576.6	562.2
Intangible assets	133.2	984.7	968.6	961.6
Financial assets	272.0	51.2	46.6	46.5
Total assets	2,042.4	2,915.5	2,719.1	2,624.9
Financial debt	84.0	1,136.2	866.6	668.5
Shareholders' equity	770.8	201.2	217.0	211.8
Pension provisions	295.9	343.0	358.9	365.1
Working capital[8]	344.0	282.8	304.8	228.5
Net financial debt[9]	(242.5)	930.5	838.1	624.4

(1) *Represents reported financial results adjusted to eliminate the effects of purchase accounting (but not the other effects of the Acquisition, including interest on the borrowings incurred in connection with the Acquisition). These effects are described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—The Acquisition." We have presented this adjusted financial information to enhance comparability of our results of operations.*

(2) *In order to present gross profit before R&D costs, cost of sales and gross profit as discussed herein are before taking R&D charges into account. However, cost of sales and gross profit as presented in our financial statements included elsewhere in the Offering Circular are after taking R&D charges into account.*

(3) *Excludes cash outflow of €766.6 million reflecting payment of consideration for the Acquisition.*

(4) *Excludes Cash inflow of €604.4 million relating to the financing of the Acquisition from third parties and €162.2 million relating to the loan from Blade Forex.*

(5) *EBITDA consists of profit (loss) before financial result and before depreciation and amortization. EBITDA is not a measure of operating profit (loss), operating performance or liquidity under IFRS or US GAAP. EBITDA is a measure used by us in managing our business, and we believe EBITDA is commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or other non-operating factors. Accordingly, EBITDA has been disclosed in this Offering Circular to permit a more complete and comprehensive analysis of our results of operations relative to other companies. You should not, however, consider EBITDA in isolation or as a substitute for operating profit (loss) as determined by IFRS or US GAAP, or as an indicator of our operating performance or of our cash flows from operating activities as determined in accordance with IFRS or US GAAP. You should not use this non-GAAP measure as a substitute for the analysis provided in our income statements or in our cash flow statements. The EBITDA disclosed here is not comparable to EBITDA disclosed by other companies as EBITDA is not uniformly defined. Therefore, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.*

The following table presents a reconciliation of EBITDA to profit (loss) before financial result.

	Reported					Adjusted to Exclude Purchase Accounting		
	Year ended December 31,			Three Months ended March 31,		Year ended December 31,	Three Months ended March 31,	
(€ in millions)	2002 (unaudited)	2003 (unaudited)	2004	2004 (unaudited)	2005 (unaudited)	2004 (unaudited)	2004 (unaudited)	2005 (unaudited)
Profit (loss) before financial result	188.8	203.5	81.1	(28.2)	29.9	245.0	27.6	62.3
Depreciation and amortization	55.0	60.9	133.1	31.3	33.3	70.6	14.3	16.9
EBITDA	243.7	264.4	214.1	3.0	63.2	315.6	41.9	79.2

(6) *Adjusted EBITDA comprises EBITDA, as described above, adjusted for the following items.*

	Reported					Adjusted to Exclude Purchase Accounting		
	Year ended December 31,			Three Months ended March 31,		Year ended December 31,	Three Months ended March 31,	
(€m)	2002	2003	2004	2004	2005	2004	2004	2005
	(unaudited)			(unaudited)		(unaudited)	(unaudited)	
EBITDA	243.7	264.4	214.1	3.0	63.2	315.6	41.9	79.2
Hedging gains[(a)]			74.5	11.8	16.1			
Inventory write-up[(b)]			27.0	27.0				
EBITDA before purchase accounting	243.7	264.4	315.6	41.9	79.2	315.6	41.9	79.2
R&D costs[(c)]	(75.2)	(122.8)	(98.2)	(24.5)	(8.3)	(98.2)	(24.5)	(8.3)
Restructuring costs[(d)]	12.1	34.2	6.7	1.3	0.1	6.7	1.3	0.1
Direct transaction costs[(e)]			22.6	18.3		22.6	18.3	
Adjusted EBITDA	180.6	175.8	246.8	36.9	71.1	246.8	36.9	71.1
Depreciation and Amortization before purchase accounting	(55.0)	(60.9)	(70.6)	(14.3)	(16.9)	(70.6)	(14.3)	(16.9)
Adjusted EBIT	125.7	115.0	176.2	22.6	54.2	176.2	22.6	54.2

(a) *Represents the gains that would have been included in our revenues during each period if we had not, under purchase accounting, treated the unrealized profit on the foreign exchange forward contracts outstanding at the date of the Acquisition as if such profit had been realized at the date of the Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—Exchange rate fluctuations." The absence of an adjustment for a particular period indicates that the adjustment is not applicable for such period.*

(b) *Represents the profit that would have been recorded in our income statement if we had not, under purchase accounting, treated a portion of the profit on sales for which we had received firm purchase orders at the date of the Acquisition as having been recognized at the date of the Acquisition. The absence of an adjustment a particular period indicates that the adjustment is not applicable for such period.*

(c) *Represents the research and development costs incurred during the period that were not recorded in our income statement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—Research and development." The absence of an adjustment for a particular period indicates that the adjustment is not applicable for such period.*

(d) *Represents the costs associated with the restructuring efforts undertaken in the period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—Restructuring programs."*

(e) *Represents direct transaction costs associated with the Acquisition, which were recorded in our income statement during the period. The absence of an adjustment for a particular period indicates that the adjustment is not applicable for such period.*

We believe that Adjusted EBITDA is an important measure because it reflects adjustments for additional items beyond those addressed by EBITDA that are particularly significant in the context of our operating history, such as the effects of purchase accounting and costs associated with the Acquisition, certain research and development costs and costs associated with the restructuring of our business. Accordingly, Adjusted EBITDA has been disclosed in this Offering Circular to permit a more complete and comprehensive analysis of our results of operations relative to other companies. Adjusted EBITDA is not a measurement of performance or liquidity under IFRS or US GAAP, and should not be considered by investors as an alternative to operating profit (loss) or net income (loss) as an indicator of our performance or as an alternative to cash flow from operating activities as an indicator of operating cash flow. The Adjusted EBITDA disclosed here is not comparable to EBITDA disclosed by other companies as EBITDA is not uniformly defined. Therefore, our presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

(7) *The balance sheet included in our 2003 IFRS financial information is dated January 1, 2004 and is the opening balance sheet following the Acquisition, showing the effects of purchase accounting as well as the borrowings incurred in connection with the Acquisition. We believe this opening balance sheet provides a more appropriate basis for comparison with our balance sheet as of December 31, 2004.*

(8) *Working capital represents inventories, trade receivables and prepayments less trade payables and advance payments received. Advance payments received amounted to €315.7 million in 2002, €272.6 million in 2003, €310.8 million in 2004 and €364.8 million in the first quarter of 2005.*

(9) *Net financial debt represents bank loans, Senior Notes debt, vendor loan, shareholder loans, capital leases and other financial debt less cash and cash equivalents and financial receivables due from affiliated companies associated with our foreign exchange forward contracts.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our results of operations and financial condition in the periods set forth below. You should read this discussion in conjunction with the sections entitled "Selected consolidated financial information" as well as with our consolidated historical financial statements and the related notes included elsewhere in this Offering Circular.

Our audited consolidated financial statements as of and for the year ended December 31, 2004 (the "2004 IFRS financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS"). Prior to 2004, we reported our results in accordance with generally accepted accounting principles in Germany ("German GAAP"). Our unaudited consolidated IFRS financial information as of and for the years ended December 31, 2003 and December 31, 2002 prepared in accordance with IFRS (the "2003 IFRS financial information" and the "2002 IFRS financial information," respectively) appearing in the "Three-year overview (IFRS)" included elsewhere in this Offering Circular has been derived from the audited consolidated financial statements as of and for the years ended December 31, 2003 and 2002 prepared in accordance with German GAAP (the "German GAAP financial statements"). The 2003 IFRS financial information and the 2002 IFRS financial information comprise only an income statement, balance sheet and cash flow statement. Neither the 2003 IFRS financial information nor the 2002 IFRS financial information have been audited, and notes to the 2003 IFRS financial information and the 2002 IFRS financial information have not been prepared. The German GAAP financial statements have been included in this Offering Circular, as they are the audited financial statements on which the 2003 IFRS financial information and the 2002 IFRS financial information have been based. In the future, we will prepare our consolidated financial statements in accordance with IFRS only. Except where expressly indicated, the following discussion of our results of operations and financial condition is based on a comparison of our 2004 IFRS financial statements, unaudited 2003 IFRS financial information and unaudited 2002 IFRS financial information. See "Presentation of financial information."

In addition, we have included herein our unconsolidated financial statements as of and for the year ended December 31, 2004 prepared in accordance with German GAAP. They are presented in this Offering Circular solely to satisfy the requirements of the German Stock Exchange Listing Regulations (*Börsenzulassungs-Verordnung*).

There are differences between IFRS and United States Generally Accepted Accounting Principles ("US GAAP"). For more information, please see "—Summary of certain differences between IFRS and US GAAP."

This discussion includes forward-looking statements which, although based on assumptions that we consider to be reasonable, are subject to risks and uncertainties that could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. For a discussion of some of those risks and uncertainties, please see the sections entitled "Forward-looking statements" and "Risk factors." For the convenience of the reader, financial amounts have been rounded, and as a result of such rounding adjustments, figures shown as totals and period changes presented in percentages in the discussion and analysis may not be exact arithmetic aggregations of the figures shown in tables.

Overview

We are one of the world's largest aircraft engine module and component manufacturers by revenue, and the leading independent provider of MRO services for commercial jet engines by revenue. Our business encompasses all phases of an aero engine's life cycle, from the design, development, testing and production of new commercial and military engines and spare parts, to the provision of after-market MRO services for commercial and military aero engines.

We operate our business through three main units: Commercial Business, Commercial MRO and Military Business. Through our Commercial Business unit, we develop and produce commercial aero engine modules and components for commercial engine programs, and we produce and provide spare parts for

such engine programs. Our commercial aero engine MRO activities are conducted through our Commercial MRO unit. Our Military Business unit is responsible for developing and producing military aero engine modules and components and manufacturing related spare parts. In addition, we provide military aero engine MRO services through this business unit.

Our primary customers include leading manufacturers of aero engines (known as "OEMs"), such as Pratt & Whitney and General Electric, with whom we closely cooperate on a number of different aero engine platforms. We are also a shareholder in International Aero Engines ("IAE"), a consortium that includes Rolls Royce and produces the V2500 aero engine family used on the Airbus A320 series of commercial aircraft. In addition to partnering with the large OEMs, in certain projects we also collaborate with other engine module and component manufacturers such as Volvo Aero, ITP and Avio. We participate in key European military aero engine programs and, through our program consortia, are the main provider of aero engines to the German Armed Forces. We are also the main provider of external aero engine MRO services to the German Armed Forces.

In line with the overall aero engine industry, our Commercial Business unit and Commercial MRO unit experienced a period of growth up to 2001 which, following the terrorist attacks of September 11, 2001, was followed by a decline in revenues related to weak global economic conditions and a decline in airline passenger and cargo traffic. Subsequent world events, including the war in Iraq and the outbreak of SARS, exacerbated this trend. Despite this challenging environment, we invested heavily in research and development and related capital expenditures in the period from 2001 to 2003, as our investment in the development phase of major projects such as the GP7000 and PW6000 aero engines peaked. Research and development for these two engines decreased in 2004, and we expect it to decline further in the near term as modules and components for these engines move from the development to the production phase.

Recent data from industry sources point to a recovery in world international passenger traffic and global cargo traffic, with 2004 traffic levels exceeding the previous peak traffic levels of 2000. During 2004, passenger traffic (measured in revenue passenger kilometers) grew by 15.3%, and cargo traffic (measured in freight ton kilometers) grew by 13.4%, each as compared to 2003, according to a January 31, 2005 press release by IATA. Pursuant to IATA data published on April 28, 2005, this trend continued during the first quarter of 2005, with passenger traffic growing by 9.4% and cargo traffic by 4.2% as compared to the first quarter of 2004 (however, because Easter fell in March 2005 compared to April 2004, we believe that passenger traffic is higher and cargo traffic is lower for the first quarter of 2005 than it would have been had Easter occurred in April 2005). As a general matter, we would expect that if this trend continues, the higher passenger and cargo traffic volumes will contribute positively to our business.

Factors affecting our results of operations

The Acquisition

On January 1, 2004, funds managed by KKR acquired the predecessor of MTU Aero Engines GmbH from two subsidiaries of DaimlerChrysler AG (the "Acquisition"). Our 2004 financial statements reflect a full year of ownership by funds managed by KKR. As a result, our results of operations and financial condition in 2004 were affected by certain factors that did not affect our results in prior periods. In particular, purchase accounting affected our results (as discussed below), and our indebtedness was substantially higher in 2004, as a result of significant borrowings incurred in connection with the Acquisition. See "—Liquidity and capital resources—Capital resources."

We accounted for the Acquisition using purchase accounting under IFRS. The application of purchase accounting under IFRS has had a material effect on our financial results since the Acquisition. As discussed below under "Critical accounting policies," in applying purchase accounting we allocated the purchase price paid for the shares of MTU Aero Engines to the assets and liabilities acquired, valuing these at their fair market value. The principal impacts of purchase accounting were as follows:

- First, we capitalized the net present value of future earnings from new aero engine and spare parts sales from engine programs and certain other items as intangible assets.

- Second, we treated the unrealized profits in respect of foreign exchange forward contracts, which we would otherwise have accounted for as cash flow hedges, as having been realized at the date of the Acquisition. See "—Exchange Rate Fluctuations" below.
- Third, we created a provision for the net present value of our commitments to carry out development activities in respect of engine programs in the development phase, principally GP7000 and PW6000. See "—Research and development" below.
- Fourth, we revalued tangible assets to reflect fair market value.
- Fifth, we increased the value of inventory in respect of which we had received firm purchase orders at the date of the Acquisition to treat a portion of the profit associated with these orders as having been realized at the date of the Acquisition.

The remaining surplus of the purchase price over the value of the assets acquired, less the value of liabilities assumed, was capitalized as goodwill.

In the comparison of our results for the year ended December 31, 2004 with our results for the year ended December 31, 2003, in the notes to the 2004 IFRS financial statements and in the management report (*Lagebericht*) forming part of such financial statements, we highlight certain differences attributable to purchase accounting.

General and industry conditions

The commercial aero engine market is affected by general economic activity, the financial condition of airlines, airline passenger and cargo traffic rates, utilization of aircraft and aircraft retirements. Specifically, demand for our commercial aero engine products is closely related to demand for air transportation of passengers and air cargo. Another factor affecting demand is the size and age of the worldwide commercial aircraft fleet. Accordingly, the results for our Commercial Business unit, and in particular, sales of new engines, tend to be cyclical. In the commercial aero engine manufacturing market, new engine revenues have historically tended to lag recoveries in traffic levels as airlines typically increase the utilization of their existing fleet before ordering new aircraft. However, revenues generated from the sale of spare parts tend to be less cyclical than revenues from new engine sales, as engine modules and components need to be replaced in the course of aero engine service at intervals set by engine maintenance manual instructions and aviation authorities.

Operating results in our Commercial MRO unit are closely related to the amount of maintenance activity we carry out on aero engines. As a result, the revenue generated by our Commercial MRO unit is affected by the number of commercial aircraft flights and hence, indirectly, by general economic conditions worldwide. However, a significant portion of aero engine MRO work is required at normal intervals set by engine maintenance manual instructions and aviation authorities, rather than being solely dependent upon flight activity. As a result of these regular maintenance requirements, the commercial MRO market tends to be less cyclical than the market for new commercial aero engines.

While we expect that the higher passenger and cargo traffic levels that airlines have begun to experience will positively impact all of our businesses, we believe the positive impact of improvements in the airline industry will be experienced most quickly in our Commercial MRO unit, as more take-offs, landings and flight hours mean engines will require greater and more frequent maintenance.

Commercial risk and revenue sharing arrangements

Substantially all of the revenues from new aero engines and spare parts in our Commercial Business unit are derived from risk and revenue sharing partnership ("RRSP") agreements. Under these arrangements, which are common in relation to the development and production of new engine programs in the aero engine industry, we are responsible for the development and production of our modules and components, which require significant upfront expenditures relating to research and development, design, production and the purchase of raw materials and other supplies. In return, we receive a certain percentage of the revenues from sales of aero engines and spare parts over the life of the program in accordance with the applicable RRSP agreement. For a more detailed description of RRSPs, see "Industry—Commercial aero engines" and "Risk factors—Risks related to our business—Commercial Business—A significant portion of our commercial engine revenues are derived from RRSP contracts. These contracts may expose us to significant risks,

including a lack of control over the activities covered by the RRSP and losses arising from up-front design and development costs, cost overruns, warranties, guarantees and penalties. Any of these factors could have a materially adverse effect on our business, financial condition or results of operations."

The percentage we receive of the revenues earned from sales of aero engines and spare parts depends upon the value of the modules and components we contribute to the aero engine program, with higher percentages being accorded to larger and more sophisticated modules and components, including the modules and components for which we have specialized expertise, such as low pressure turbines, low pressure compressors and high pressure compressors. In recent years, we have moved towards greater shares of and more responsibilities with respect to engine programs and the assumption of more design-responsible roles in engine programs. While this has resulted in higher research and development expenditures, we believe that this trend will, in the future, give us the opportunity to capture a larger share of the revenues from the engine programs and the related spare parts business in which we choose to participate.

Military engine consortia

All of our military aero engine and spare parts business is conducted through consortia. These consortia are typically established as joint venture companies in which the various engine module and component manufacturers are shareholders. Historically, the joint venture company typically entered into cost-plus contracts with an entity organized by the purchasing nations for the development of the particular engine. Thereafter, the joint venture company entered into a separate contract to manufacture the engines and spare parts. All the actual development work and component and engine manufacturing was performed directly by the consortium members, not by the joint venture company. As a result, the consortium members received full payment when they either performed their development obligations under development contracts or delivered engine modules or components to the purchasing entity under production contracts. In relation to the development and production of the TP400 engine (Airbus A400M military transport aircraft), however, we are compensated for research and development more indirectly. In particular, the TP400 contracts have been structured so that consortium members do not receive full payment at the time they perform their development obligations, but, rather, are compensated for the remainder through the higher price they are permitted to charge in the production phase for the sale of a new aero engine module or component. As compared to the traditional cost-plus contracts, this pricing model exposes members of military aero engine consortia to greater risk and higher up-front cash outflows during the development phase but affords greater opportunity to improve their operating margins during the production phase of the program.

We believe that there is significant export potential for three of our military engines, the EJ200, for which the Austrian Armed Forces have already placed firm orders, the TP400 and the MTR390. We believe export sales generally have the potential to contribute positively to both our revenues and margins.

Engine program life cycles

Commercial aero engine programs have historically followed a life cycle. Typically, the OEMs and their RRSP partners incur losses from the aero engine program during development and realize little or no profit (and typically incur losses) during initial production. This is because the OEMs and their RRSP partners share the high cost of development and initial production. In addition, aero engines are usually sold with significant discounts (known as concessions) as OEMs generally accept very low or negative margins on engine sales in order to increase the installed base of their engines and thereby secure the generally profitable spare parts business. As the aero engine program matures and the aero engines start requiring spare parts (typically beginning five to seven years after entry into service), the revenue and operating margins for both the OEMs and their RRSP partners tend to increase. Commercial aero engine programs typically have a life cycle of up to 40 years, creating significant aftermarket business opportunities. We believe that our commercial aero engine portfolio is well balanced among programs in each phase of the life cycle. For example, programs in the operational support (mature) phase of the life cycle, such as the CF6-80 engine family and the PW2000, are currently contributing positively to our gross profit through spare parts sales. Programs that are in production and that have high growth potential, such as the V2500, are expected to contribute increasingly to gross profit as additional engines are manufactured and put into use and existing engines begin to require spare parts. Finally, our portfolio includes programs that are just now commencing

production, such as the GP7000, which are expected to be a principal source of gross profit in the future as such programs mature into the more profitable phases of their life cycles.

Revenues from the commercial aero engine spare parts business tend to be less cyclical and relatively more stable and predictable than revenues from new commercial aero engine sales. The demand for commercial spare parts is linked to the ages of and hours flown per aero engine and to overall active fleet size (*i.e.*, the active installed base), rather than being directly linked to annual aircraft deliveries. The commercial spare parts business is also affected by regulatory requirements imposed by airworthiness authorities and OEM guidelines relating to the replacement of engine modules and components. Our participation in RRSPs generally positions us to capture sales of spare parts for the lifetime of the related aero engine programs.

Military aero engine programs typically follow a similar life cycle to commercial aero engines, with development, production and aftermarket phases. However, unlike commercial aero engine programs, usually only one engine is developed and manufactured for any particular military aircraft. As a consequence, once a decision has been made to utilize a particular engine on a military aircraft, military engine manufacturers are not engaged in competition to have their engines installed on that aircraft. Military aero engine manufacturers and their module and component providers often realize profits during the development and production phase of a military aero engine, as governments tend to fund development activities. As a result, we believe we gain additional diversity and stability with respect to our revenues to the extent our Military Business generates revenues and earnings that are more resilient and less affected by general economic cycles than the Commercial Business.

Military spending commitments

Our Military Business unit's revenue is generated by sales to armed forces through consortia of which we are a member and under other contractual arrangements for aero engine and related programs. Over the long term, revenues generated by our Military Business unit are affected primarily by government defense budgets, political commitment to defense spending and government procurement policies and other regulations. In addition, revenues from the MRO portion of our Military Business are dependent upon the usage of aircraft. The occurrence of conflicts, peace-keeping missions and other military exercises in which military aircraft are involved increases significantly the number of flight hours and the magnitude and frequency of required maintenance.

Research and development

As part of the development of new aero engine programs, we are required to make substantial expenditures on research and development. In addition, we are required to invest in specialized tools and equipment for the production of new aero engine modules and components.

We capitalize development expenditures that are directly related to the development of an aero engine program and amortize the amounts capitalized over the period over which we expect to earn revenues from the aero engine program.

Under purchase accounting, effective as of January 1, 2004, we reflect on our balance sheet a provision (the "R&D provision") relating to the development expenditure commitments we had with our RRSP partners as of the date of the Acquisition. As we expend funds to satisfy these commitments, we record a utilization of the R&D provision rather than capitalizing the related amount on the balance sheet or recording an expense in our income statement.

For the years ended December 31, 2002, 2003 and 2004, we expended €128.9 million, €171.1 million and €155.8 million, respectively, on Company-funded research and development, of which €75.2 million in 2002 and €122.8 million in 2003 was capitalized. €98.2 million of our research and development expenditure during 2004 was accounted for by the partial utilization of the R&D provision. Had we not been required to apply IFRS purchase accounting rules, this amount would have been capitalized. As of December 31, 2004, €52.1 million of the R&D provision remained on our balance sheet, consisting of a €31.2 million short-term provision and a €20.9 million long-term provision. The short-term provision has further declined to €23.4 million at March 31, 2005.

All of the amounts capitalized or recorded through the partial utilization of the R&D provision reflect development costs relating to the GP7000 and PW6000. Developing these two major new aero engines during the same period caused our total research and development expenditures over the period from 2002 to 2004 to peak in 2003, when Company-funded research and development expenditures totaled 8.8% of revenues. In 2004, Company-funded research and development expenditures were 8.1% of revenues. These aero engine programs are nearing the completion of their development phases, and we therefore expect Company-funded research and development expenditures to decline in the near term, in both absolute terms and as a percentage of revenue.

A substantial portion of the recent research and development costs were related to tooling and testing for the GP7000 and PW6000 programs and such costs, to the extent related to these programs, are not expected to be continuing. With respect to personnel, we expect to redeploy many of the engineering resources that were previously devoted to the GP7000 and PW6000 for research and development in connection with military programs and, in particular, for the continuing development of the TP400 program. Shifting the emphasis of some of our research and development efforts in this way allows us to continue to use our technicians, scientists and facilities to help create long-term value and to maintain our current reputation for leading technologies. Moreover, to the extent that governments fund our military research, the shift to military research and development can also positively affect cash flows.

In the near term, we expect research and development to be at significantly lower levels than in the period from 2002 to 2004, subject to our participation in new engine programs, such as the successor engine of the V2500. In 2005, we are budgeting €93.9 million for Company-funded research and development. Of our total budgeted research and development expenditures for 2005, we expect to expense approximately two-thirds of this amount, while we expect approximately one third to be covered by a further partial utilization of the R&D provision. We expect that the expensed amounts will relate to development of a range of basic technologies to be incorporated into future engine designs, including technologies to reduce emissions and noise levels, to improve fuel efficiencies and to optimize the physical characteristics of the materials we use. In the event that we are offered the opportunity to participate in new aero engine projects, we intend to undertake a disciplined review of the costs and benefits thereof to ascertain whether or not the associated research and development costs and capital expenditures are justified by the potential return, as well as the levels of participation that we are able to finance.

Exchange rate fluctuations

We conduct transactions in currencies other than the euro, particularly in dollars. Our results are therefore affected by fluctuations in the value of the euro against the dollar and other currencies. Comparing the average exchange rate in 2004 of €1.00 to $1.2438 and the rate in 2003 of €1.00 to $1.1304, the value of the euro against the dollar has increased by 10% between such periods. As a result, our revenue and operating margins have been adversely affected, as most of our revenues in the Commercial Business and Commercial MRO units are denominated in dollars, and a substantial portion of our expenses are denominated in euro. In order to mitigate to some degree the effect of exchange rate fluctuations on our operating results, we enter into foreign exchange forward contracts on a regular basis. For accounting purposes, we treat these foreign exchange forward contracts as cash flow hedges to the extent that the relevant criteria are met. We describe our hedging policy below in general terms so as to provide an overview of our hedging policy.

In the year ended December 31, 2004, our gross foreign exchange exposure to the US dollar (the difference between our dollar inflows and dollar outflows other than dollar-denominated interest payments and debt repayments) was approximately $493 million, and, after taking into account dollar outflows attributable to scheduled debt repayments and voluntary prepayments, in each case including interest and fees, our net dollar exposure was $195 million. This exposure was lower than we had anticipated at the time we entered into hedging agreements for this period, due to the higher than scheduled repayments of dollar-denominated debt. As of December 31, 2004, we had euro/dollar foreign exchange forward contracts with a notional amount of $195 million at an average rate of $1.2553.

Over the last few years we have followed a policy with regard to managing our foreign exchange exposures pursuant to which we regularly forecast the difference between expected dollar-denominated cash inflows and dollar-denominated cash outflows for the next twelve quarters. Then, taking the sum of each quarterly

amount as our expected exposure to dollars, we enter into forward contracts to fix the exchange rate for a percentage of the expected dollar exposure on a quarter-by-quarter basis for up to the twelve quarters going forward. The percentage of dollar exposure that we hedge in respect of a given quarter varies depending on whether our forecast regarding the future dollar/euro exchange rate is "positive" (we expect the dollar to appreciate against the euro) "neutral" (we expect the dollar/euro exchange rate to remain stable) or "negative" (we expect the dollar to depreciate against the euro). We derive our forecast by consulting the research views of our banks and from our own internal research. Depending on our view of the dollar/euro exchange rate, our policy is to hedge the following percentage of our expected dollar exposure for up to four, eight or twelve quarters, as applicable:

	Q1	Q2	Q3	Q4	Q5	Q6	Q7	Q8	Q9	Q10	Q11	Q12
Positive	90%	70%	50%	30%								
Neutral	90%	75%	60%	50%	40%	35%	30%	25%				
Negative	90%	80%	70%	60%	55%	50%	45%	40%	35%	30%	25%	20%

During the years 2002 and 2003, we followed a dollar-negative approach to our hedging. In December 2003, in accordance with DaimlerChrysler group policy, we adopted a dollar-neutral policy, meaning that we have hedged a smaller percentage of our dollar exposure and for a shorter duration. The amounts which we hedged for the years 2004 and 2005 took into consideration the required repayments and anticipated prepayments of the Senior Facilities Agreement that we incurred to finance the Acquisition, which were predominantly denominated in dollars, as well as payments of interest and fees in dollars.

The following table indicates, on a quarterly basis, the aggregate nominal amounts covered by our hedging agreements as of December 31, 2002, 2003 and 2004 and as of May 13, 2005.

	2003	2004				2005				2006				
Hedges		Q1	Q2	Q3	Q4	Q1	Q2	Q3 ($ in millions)	Q4	Q1	Q2	Q3	Q4	Total
As of December 31, 2002	365	50	70	90	80	50	75	40	30	45	30	15		940
As of December 31, 2003		50	70	90	80	50	85	50	30	55	45	40	15	660(1)
As of December 31, 2004						130	35	80	60	30	20			355
As of May 13, 2005							65	70	90	70	80	30	20	425

(1) *These amounts represent amounts hedged with DaimlerChrysler, which are discussed in the text below.*

At the time of the Acquisition, MTU Aero Engines had foreign exchange forward contracts with DaimlerChrysler covering a nominal amount of $660 million, with a market value (net present value) of approximately €161 million based on the exchange rate of €1.00 = $1.25 prevailing on January 12, 2004. These contracts were scheduled to settle over the years 2004 to 2006 and, at that rate, would have contributed approximately €75 million, €61 million and €30 million to our earnings in 2004, 2005 and 2006, respectively, because we would have recognized gains in those amounts upon the settlement of the foreign exchange forward contracts. Under IFRS purchase accounting, although at the time of the Acquisition we continued to benefit economically from the hedges, we were required to attribute a portion of the purchase price paid to DaimlerChrysler (equal to the amount of the net present value of the contracts) to the €161 million market value of the hedges and to treat the associated unrealized profits as having been realized at the time of the Acquisition. Consequently, the above stated amounts will not be realized in our consolidated IFRS results as gains in the future periods to which the contracts related.

As part of the Acquisition, our counterparty to these foreign exchange forward contracts, DaimlerChrysler, transferred its obligations to one of our affiliates, Blade Forex UK Ltd. ("Blade Forex"). As set out in greater detail under "Business Transactions and Legal Relationships with Related Parties," DaimlerChrysler paid Blade Forex €161 million for assuming its obligations, and Blade Forex loaned this amount plus an additional amount of €1 million to MTU. As the foreign exchange forward contracts matured, MTU recognized a receivable from Blade Forex, which was then offset against the loan, thus reducing MTU's indebtedness.

During the first quarter of 2005, we terminated the foreign exchange forward contracts that were transferred from DaimlerChrysler at the time of the Acquisition and that remained in effect. At the time of termination, these contracts covered a nominal amount of $320 million and had a market value (net present value) of €71 million. The receivable that we recognized upon the termination of the contracts was offset against the remaining value of the loan from Blade Forex, which was thereby canceled. There are no remaining contractual obligations outstanding under these foreign exchange forward contracts. Such contracts would have given rise to gains of €21 million, €13 million, €10 million, and €12 million during the subsequent four quarters (and further gains in the following two quarters), applying the exchange rate as at January 12, 2004, the date of the transfer from DaimlerChrysler, of €1.00 = $1.25. These gains would have been recorded in the quarters corresponding to the original settlement dates if these contracts had settled on such original settlement dates.

Our reported revenues and cash flows have been adversely impacted by the depreciation of the dollar against the euro over the period from 2002 to 2004 and during the first quarter of 2005. Using the average dollar/euro exchange rate for 2003 of €1.00 = $1.13, our revenue in the fiscal year 2004 would have been approximately €116.1 million higher than actually recorded, or 4.2% higher than in 2003, based on the assumptions and the methodology described below under "—Results of operations." The adverse impact from exchange rate fluctuations on cash flows has been partially offset by the denomination of some costs (including engine program costs in our Commercial Business unit) in dollars, purchases of materials in dollars and hedging activities.

In addition to its impact on revenues, exchange rate fluctuations affect, among other things, receivables, payables, cash and debt balances denominated in currencies other than the euro, and gains and losses due to currency related changes in these balance sheet items, and gains and losses made on foreign exchange forward contracts.

For foreign exchange forward contracts taken out since the Acquisition, MTU applies hedge accounting. As a result, any gain or loss from these contracts is recognized in the period when the hedged transaction is realized as part of revenues.

Restructuring programs

During the period under review, we have undertaken restructuring and cost savings initiatives as part of ongoing efforts to enhance efficiency and profitability. In particular, our results have been affected by the restructuring of our Munich and Hanover facilities and by the downsizing of our Canadian MRO facility (including the transfer of some of its operations to our Hanover facility). Total restructuring costs amounted to €12.1 million in 2002, €34.2 million in 2003, €6.7 million in 2004, €1.3 million in the first quarter of 2004 and €0.1 million in the first quarter of 2005. We account for some of these costs under "Cost of sales" and for the remainder under "Selling and general administrative expenses."

Following September 11, 2001, management intensified efforts to reduce costs and have sustained these efforts, and we expect to continue to implement measures to reduce costs and improve efficiencies going forward. The measures have included, and are expected to include, attempts to reduce the number of permanent employees, to increase our use of part time employees and to improve working capital management. In particular, we commenced our "Impact 100" program in 2004, which we expect to complete by 2006. Under this program, we aim to reduce overhead, operating costs and capital expenditures, and to improve working capital and supply chain management. We have budgeted charges of approximately €12.9 million for 2005 and approximately €5.0 million for 2006 in connection with this program.

Backlog

Our backlog consists of firm purchase orders, which are orders pursuant to which we are obliged to deliver, and our customers are obliged to accept and pay for, products or services. We calculate our backlog as follows:

- Backlog includes all such orders that have been made directly to us by a customer or issued by the end customer of the OEM or made by the customer of a military engine consortium. Orders received by the leading partner of an RRSP or by a military engine consortium, however, are not included in backlog until the related follow-on purchase order is made to us.

- Backlog with respect to commercial engine sales is recorded at list price and does not reflect concessions (which are reflected in cost of sales).
- Commercial MRO backlog relates to purchase orders issued in relation to engines delivered for servicing. We do not include in our backlog estimated future orders under long-term service agreements or "Power by the Hour" contracts based on estimated flight hours for the life of the contract, meaning that our Commercial MRO backlog is relatively lower than backlogs so calculated.
- Once revenue for backlog orders is recognized, an equivalent amount is deducted from backlog.

For military programs, our customers typically commit to purchase a fixed number of aero engines at the time the production contract is signed, and we therefore record as backlog the entire contract value upon signing. As a result, Military Business backlog with respect to purchase orders relating to a specific engine is reduced over a long period of time, reflecting the delivery schedule agreed with the respective customer. In contrast, purchase orders for commercial engines are received from time to time, and are often concentrated around the launch of a new engine or during periods of particularly intense marketing. Spare parts orders are often filled in the period in which the order is received, and therefore our order backlog generally does not include substantial amounts for spare parts.

Our backlog is summarized in the table below:

	Order Backlog			
	December 31,			March 31,
(€ in millions)	2002	2003	2004	2005
Commercial and Military Business Segment	2,027.3	2,921.7	3,236.6	3,404.6
Of which:				
Commercial Business	1,219.2	1,679.1	1,519.3	1,721.3
Military Business	808.1	1,242.6	1,717.3	1,683.3
Commercial MRO Segment	153.1	137.9	171.7	177.7
Total	2,180.4	3,059.6	3,408.3	3,582.3

At December 31, 2004, our backlog amounted to €3,408.3 million, as compared to €3,059.6 million as at December 31, 2003, with the increase reflecting, among other factors, the receipt of purchase orders for Tranche 2 of the EJ200 engine in December 2004. While backlog information can be a significant indicator of short- and medium-term revenues and profitability for many industrial manufacturers, we believe that our backlog information is not necessarily a reliable or meaningful indicator of our future revenues and profitability for a number of reasons, including the following: first, because a significant proportion of our aero engine backlog relates to orders that we expect to fill over the course of many years (including, in the case of our Military Business backlog, orders for the TP400 engine that are currently scheduled to be filled commencing in 2009), backlog may not be a meaningful indicator of our revenues in the short- or medium-term. Second, because backlog does not reflect concessions on sales of commercial aero engines (which can be substantial), backlog is not necessarily a meaningful indicator of our gross profit. Third, the generally more profitable commercial spare parts business represents only a small portion of order backlog, as orders are usually filled in the period during which the order is received. Our backlog may fluctuate at any given time depending on when we receive significant new firm orders, when we deliver orders and whether orders are canceled, and such fluctuations may be more pronounced with respect to our Military Business backlog.

For a further discussion of factors that may affect our level of business and profitability, and, as a result, our backlog, please see the section entitled "Risk factors."

Sales mix

Our revenues and cost of sales in a given period will reflect not only the volume of aero engine modules and components and spare parts sold and MRO services provided, but also the mix of such sales. Although increased sales of new commercial engines generate additional revenue, such sales also typically involve substantial concessions that are included in costs of sales. As a result, increased sales of new engines in our Commercial Business will not necessarily contribute to higher gross profits and may result in lower gross

profits. In contrast, sales of spare parts in our Commercial Business do not involve concessions and, therefore, the increased revenue resulting from greater spare parts sales is more directly reflected in gross profits. In our Commercial MRO business, a significant element of cost of sales is the expense associated with the particular spare parts used in providing repair services. As a result, while margins tend to be lower than in our other business units, increased revenue can typically be expected to produce an increase in gross profits. In our Military Business, because the contracts are often on a cost-plus basis, the margins for new military engines, military spare parts and military MRO are more stable than in our Commercial Business unit or Commercial MRO unit.

Results of operations

Except where expressly indicated otherwise, the following discussion of our results of operations is based on a comparison of our audited 2004 IFRS financial statements, unaudited 2003 IFRS financial information and unaudited 2002 IFRS financial information, and on the unaudited consolidated interim financial statements for the three-month periods ended March 31, 2005 and 2004.

The following table sets forth certain items from our consolidated income statements for each of the three years ended December 31, 2002, 2003 and 2004 and for the three months ended March 31, 2004 and 2005, together with the percentage of revenue represented by each such item. In addition, the tables below present certain items from our consolidated income statements for the year ended December 31, 2004 and for the three months ended March 31, 2004 and March 31, 2005 with adjustments to eliminate the effects of purchase accounting (but not other effects of the Acquisition, such as interest incurred in connection with the Acquisition). For a brief discussion of IFRS purchase accounting as it affects our financial statements, see "—Factors affecting our results of operations—The Acquisition." See also our 2004 IFRS financial statements and the management report (*Lagebericht*) forming part of such financial statements.

	Year ended December 31,							
(€ in millions except percentages)	2002	%	2003	%	2004	%	2004 adjusted to exclude purchase accounting	%
Revenues	2,200.8	100	1,952.2	100	1,918.0	100	1,992.5[(1)]	100
Cost of sales[(2)]	(1,845.8)	84	(1,569.2)	80	(1,627.6)	85	(1,538.1)[(3)]	77
Gross profit[(2)]	355.0	16	383.1	20	290.4	15	454.3	23
R&D	(53.7)	2	(48.3)	2	(57.7)	3	(57.7)	3
Selling and general administrative expenses	(120.1)	5	(131.0)	7	(155.6)	8	(155.6)	8
Other operating income (expense)	7.6	—	(0.3)	—	4.0	—	4.0	—
Profit before financial result	188.8	9	203.5	10	81.1	4	245.0	12
Financial result	(16.0)	1	(46.9)	2	(74.6)	4	(74.6)	4
Income from ordinary activities	172.8	8	156.6	8	6.5	—	170.4	9
Income taxes	(73.4)	3	(93.3)	5	(6.3)	—		
Minority interest (share of loss)	1.1	—	—	—	—			
Net income	100.4	5	63.3	3	0.2	—		

(1) *Revenue is adjusted to show gains on foreign exchange hedging contracts in relation to which gains would have been recorded in revenue in the period but for the impact of purchase accounting. See "—Factors affecting our results of operations—Exchange rate fluctuations."*

(2) *In order to present gross profit before R&D costs, cost of sales and gross profit as discussed herein are before taking R&D charges into account. However, cost of sales and gross profit as presented in our financial statements included elsewhere in this Offering Circular are after taking R&D charges into account.*

(3) *Cost of sales is adjusted to eliminate depreciation and amortization of €62.5 million and to eliminate the €27.0 million upward revaluation of inventory, both resulting from purchase accounting.*

	Three months ended March 31,							
(€ in millions except percentages)	2004	%	2004 adjusted to exclude purchase accounting	%	2005	%	2005 adjusted to exclude purchase accounting	%
Revenues	430.0	100	441.8[(1)]	100	509.7	100	525.8[(1)]	100
Cost of sales[(2)]	(373.0)	87	(329.0)[(3)]	74	(445.4)	87	(429.0)[(4)]	82
Gross profit[(2)]	**57.0**	**13**	**112.8**	**26**	**64.4**	**13**	**96.8**	**18**
R&D	(19.3)	4	(19.3)	4	(4.8)	1	(4.8)	1
Selling and general administrative expenses	(66.2)	15	(66.2)	15	(31.0)	6	(31.0)	6
Other operating income (expense)	0.3	—	0.3	—	1.2	—	1.2	—
Profit (loss) before financial result	**(28.2)**	**7**	**27.6**	**6**	**29.9**	**6**	**62.3**	**12**
Financial result	(45.3)	11	(45.3)	10	(21.7)	4	(21.7)	4
Income (loss) from ordinary activities	**(73.6)**	**17**	**(17.8)**	**4**	**8.2**	**2**	**40.6**	**8**
Income taxes	(29.0)	7			(3.2)	1		
Minority interest (share of loss)	—	—			—	—		
Net income (loss)	**(44.6)**	**10**			**5.0**	**1**		

(1) *Revenue is adjusted to show gains on foreign exchange hedging contracts in relation to which gains would have been recorded in revenue in these periods but for the impact of purchase accounting. See "—Factors affecting our results of operations—Exchange rate fluctuations."*

(2) *In order to present gross profit before R&D costs, cost of sales and gross profit as discussed herein are before taking R&D charges into account. However, cost of sales and gross profit as presented in our financial statements included elsewhere in this Offering Circular are after taking R&D charges into account.*

(3) *Cost of sales is adjusted to eliminate depreciation and amortization of €17.0 million and to eliminate the €27.0 million upward revaluation of inventory, both resulting from purchase accounting.*

(4) *Cost of sales is adjusted to eliminate higher depreciation and amortization of €16.4 million resulting from purchase accounting.*

The following table presents our revenues for each of the periods indicated, on an actual basis and using average euro/dollar exchange rates for the prior period. Revenues stated at average euro/dollar exchange rates for the prior period have been calculated in order to facilitate a comparison of results from period to period without the impact of changing euro/dollar exchange rates. We have made our calculations assuming that (y) 100% of revenues from our Military Business are euro-denominated and (z) specified percentages of our Commercial Business and Commercial MRO Business, which vary by period and by location of our MRO facilities, are dollar-denominated. We then multiply the amount of unhedged revenues that we estimate are dollar-denominated in each period by the average euro/dollar exchange rate for the prior period and we multiply the amount of hedged revenues by the average rate at which these hedging contracts were entered into. The resulting amounts are only approximations of the amounts of revenue that might have been recorded had euro/dollar exchange rates not changed from period to period. Had actual euro/dollar exchange rates been constant, the revenues we would have recorded would not necessarily have been the same as those resulting from the methodology described above and set out in the table below.

	Year ended December 31,			Three months ended March 31,	
(€ in millions)	2002	2003	2004	2004	2005
Revenues	2,200.8	1,952.2	1,918.0	430.0	509.7
At average euro/dollar exchange rate for prior period[(1)]	—	2,150.4	2,034.1	—	527.7

(1) *For each period, calculated by applying the average euro/dollar exchange rate for the prior comparable period (2002: €1.00 = $0.95; 2003: €1.00 = $1.13; Q1 2004: €1.00 = $1.25) to the estimated dollar-denominated portion of the relevant unhedged revenues.*

Segment and business unit data

Although in terms of management and sales activities we have organized our business into three units, namely Commercial Business, Military Business and Commercial MRO units, for financial accounting purposes under IFRS, we only prepare business unit data for all three units with respect to revenues, whereas, with respect to other financial information, we report the Commercial Business and Military Business units together. We have therefore made allocations of costs of sales and consolidation adjustments for the purposes of producing the table below. We have not allocated costs of sales between our Commercial Business and Military Business units, as these share many of the same production, engineering and other facilities. The tables below present revenues, cost of sales and gross profit for our segments and business units before consolidation adjustments. The tables below also present certain segment and business unit data with adjustments to eliminate the effect of IFRS purchase accounting. For a brief discussion of IFRS purchase accounting as it affects our financial statements, see "Factors affecting our results of operations—The Acquisition."

	Year ended December 31,							
(€ in millions except percentages)	2002	%	2003	%	2004	%	2004*	%
Revenues	2,200.8	100	1,952.2	100	1,918.0	100	1,992.5	100
Of which:								
Commercial and Military Business Segment (before consolidation adjustments)	1,571.6	71	1,392.9	71	1,375.6	72	1,450.1	73
Of which:								
Commercial Business	1,110.1	50	944.1	48	879.9	46	954.4	48
Military Business	461.5	21	448.8	23	495.7	26	495.7	25
Commercial MRO Segment (before consolidation adjustments)	686.9	31	591.7	30	575.9	30	575.9	29
Consolidation adjustment	(57.6)	(3)	(32.4)	(2)	(33.5)	(2)	(33.5)	(2)
Costs of sales(1)	(1,845.8)	100	(1,569.2)	100	(1,627.6)	100	(1,538.1)	100
Of which:								
Commercial and Military Business Segment	(1,259.0)	68	(1,056.2)	67	(1,117.6)	69	(1,047.8)	68
Commercial MRO Segment	(646.6)	35	(549.0)	35	(543.5)	33	(523.8)	34
Consolidation adjustment	(59.8)	(3)	36.1	(2)	33.5	(2)	33.5	(2)
Gross profit(1)	355.0	100	383.1	100	290.4	100	454.4	100
Of which:								
Commercial and Military Business Segment	312.6	88	336.7	88	258.0	89	402.3	89
% margin	19.9%		24.2%		18.8%		27.7%	
Commercial MRO Segment	40.3	11	42.7	11	32.4	11	52.1	11
% margin	5.9%		7.2%		5.6%		9.0%	
Consolidation adjustment	2.1	1	3.7	1	0.0	—	0.0	—

* *Adjusted to exclude purchase accounting*

(1) *In order to present gross profit before R&D costs, cost of sales and gross profit as discussed herein are before taking R&D charges into account. However, cost of sales and gross profit as presented in our financial statements included elsewhere in this Offering Circular are after taking R&D charges into account.*

(€ in millions except percentages)	Three months ended March 31, 2004	%	2004*	%	2005	%	2005*	%
Revenues	430.0	100	441.8	100	509.7	100	525.8	100
Of which:								
Commercial and Military Business Segment (before consolidation adjustments)	304.2	71	316.1	72	342.0	67	358.0	68
Of which:								
Commercial Business	205.9	48	217.8	49	240.0	47	256.0	49
Military Business	98.3	23	98.3	22	102.0	20	102.0	19
Commercial MRO Segment (before consolidation adjustments)	132.6	31	132.6	30	172.6	34	172.6	33
Consolidation adjustment	(6.8)	(2)	(6.8)	(2)	(4.9)	(1)	(4.9)	(1)
Costs of sales[(1)]	(373.0)	100	(329.0)	100	(445.4)	100	(429.0)	100
Of which:								
Commercial and Military Business Segment	(249.7)	67	(216.0)	66	(292.7)	66	(279.5)	65
Commercial MRO Segment	(129.5)	35	(119.2)	36	(158.1)	35	(154.9)	36
Consolidation adjustment	6.2	(2)	6.2	(2)	5.5	(1)	5.5	(1)
Gross profit[(1)]	57.0	100	112.8	100	64.4	100	96.8	100
Of which:								
Commercial and Military Business Segment	54.5	96	100.1	89	49.2	76	78.4	81
% margin	17.9%		31.7%		14.4%		21.9%	
Commercial MRO Segment	3.1	5	13.4	12	14.5	23	17.7	18
% margin	2.3%		10.1%		8.4%		10.3%	
Consolidation adjustment	(0.6)	(1)	(0.6)	(1)	0.6	1	0.6	1

* *Adjusted to exclude purchase accounting*

(1) *In order to present gross profit before R&D costs, cost of sales and gross profit as discussed herein are before taking R&D charges into account. However, cost of sales and gross profit as presented in our financial statements included elsewhere in this Offering Circular are after taking R&D charges into account.*

Comparison of the three months ended March 31, 2005 to the three months ended March 31, 2004

Order backlog

Order backlog increased by €174.0 million, or 5.1%, from €3,408.3 million at December 31, 2004 to €3,582.3 million at March 31, 2005, primarily due to new engine orders in our Commercial Business.

Revenue

Revenues comprise sales of aero engine modules and components (before concessions), spare parts, MRO services and payments received for customer-funded research and development, as well as, from and after the date of the Acquisition, gains and losses from currency hedging. Revenue increased by €79.8 million, or 18.5%, to €509.7 million for the three-month period ended March 31, 2005 from €430.0 million for the three-month period ended March 31, 2004. On an adjusted basis to eliminate the effects of purchase accounting, revenue would have increased by €84.0 million, or 19%, from €441.8 million for the three-month period ended March 31, 2004 to €525.8 million for the three-month period ended March 31, 2005. Using the average euro/dollar exchange rate from the first quarter of 2004 with respect to unhedged revenues that we estimate are dollar-denominated and, with respect to hedged revenues, the average rate at which hedging contracts were entered into, our revenue would have increased by €97.7 million, or 22.7%, to €527.7 million in the first quarter of 2005, as compared to €430.0 million in the first quarter of 2004.

Commercial Business revenues increased by €34.1 million, or 16.6%, from €205.9 million for the three-month period ended March 31, 2004 to €240.0 million for the three-month period ended March 31, 2005. On an adjusted basis to eliminate the effects of purchase accounting, our Commercial Business revenues would have increased by €38.2 million, or 17.5%, from €217.8 million in the first quarter of 2004 to

€256.0 million in the first quarter of 2005. Because substantially all of our Commercial Business revenues are dollar-denominated, they would have been higher, in euro terms, had the dollar not declined in value against the euro. New engine sales, particularly for the V2500, increased in the first quarter of 2005 as compared to the first quarter in 2004. Spare part sales remained stable in euro terms, reflecting a combination of an increase in spare parts sales on a unit basis and the adverse effects of changes in the euro/dollar exchange rate.

Military Business revenues increased by €3.7 million, or 3.8%, from €98.3 million for the three-month period ended March 31, 2004 to €102.0 million for the three-month period ended March 31, 2005.

Commercial MRO revenues increased by €40.0 million, or 30.2%, from €132.6 million for the three-month period ended March 31, 2004 to €172.6 million for the three-month period ended March 31, 2005. Commercial MRO revenues would have been higher, in euro terms, had the dollar not declined in value against the euro. The improvements reflect business from new customers and an increase in business from existing customers as a result of an increase in flight hours in the first quarter of 2005 as compared to the first quarter of 2004.

Cost of sales (excluding R&D expenses)

Cost of sales comprises costs of materials, personnel expenses, amortization and depreciation, increases or decreases in inventory and work in progress, concessions on new engine sales and other expense items allocated to cost of sales. Cost of sales increased by €72.4 million, or 19.4%, from €373.0 million for the three-month period ended March 31, 2004 to €445.4 million for the three-month period ended March 31, 2005. On an adjusted basis to eliminate the effects of purchase accounting, cost of sales would have increased by €100.0 million, or 30.4%, from €329.0 million for the three-month period ended March 31, 2004 to €429.0 million for the three-month period ended March 31, 2005. This increase in cost of sales is mainly due to a larger number of new aero engine modules and components sold relative to sales of spare parts in the first quarter of 2005 as compared to the first quarter of 2004, and to the impact of the concessions granted on those new engine sales. In addition, our Commercial MRO segment, which typically has higher cost of sales as a percentage of revenues compared to our Commercial Business and Military Business segment, grew disproportionately. Moreover, costs of materials were higher than in the prior three-month period, which was largely the result of higher sales during the three-month period ended March 31, 2005 as compared to sales for the three-month period ended March 31, 2004.

Cost of sales for our Commercial Business and Military Business segment for the three-month period ended March 31, 2005 were €292.7 million (85.6% of related segmental revenues), compared to €249.7 million (82.1% of related segmental revenues) for the three-month period ended March 31, 2004. Adjusted to eliminate the effects of purchase accounting, cost of sales for our Commercial Business and Military Business segment would have been €279.5 million (78.1% of related segmental revenues adjusted to eliminate the effects of purchase accounting) in the first quarter of 2005, compared to €216.0 million (68.3% of related segmental revenues adjusted to eliminate the effects of purchase accounting) in the first quarter of 2004.

Cost of sales of our Commercial MRO segment for the three-month period ended March 31, 2005 were €158.1 million (91.6% of related segmental revenues), compared to €129.5 million (97.7% of related segmental revenues) for the three-month period ended March 31, 2004. Adjusted to eliminate the effects of purchase accounting, cost of sales for this segment would have been €154.9 million (89.7% of related segmental revenues adjusted to eliminate the effects of purchase accounting) in the first quarter of 2005, compared to €119.2 million (89.9% of related segmental revenues adjusted to eliminate the effects of purchase accounting) in the first quarter of 2004. These changes reflect higher volumes and stable cost of sales as a percentage of revenues.

Research and development

Research and development expenses reported by the Company for the three-month period ended March 31 decreased by €14.5 million, or 75.2%, to €4.8 million in 2005 compared to €19.3 million in 2004, primarily reflecting delays in certain technology programs. We utilized €24.5 million and €8.3 million of the R&D provision in the three-month periods ended March 31, 2004 and March 31, 2005, respectively, as the development expenses for the PW6000 and GP7000 programs covered by the provision decreased. These

partial releases of the R&D provision are not reflected in our income statements for such periods but nevertheless represent part of our expenditures on research and development. The sum of the research and development expenses and the amount of the R&D provision utilized during each quarter was €43.8 million for the three months ended March 31, 2004, and €13.1 million in the comparable period in 2005.

Selling and general administrative expenses

Selling and general administrative expenses decreased by €35.3 million, or 53.3%, from €66.2 million for the three-month period ended March 31, 2004 to €31.0 million for the three-month period ended March 31, 2005. This decrease was largely due to the fact that we incurred €18.3 million of transaction costs in the three-month period ended March 31, 2004 in connection with the mezzanine bridge facility to finance the Acquisition. In addition, selling and general administrative expenses decreased in the most recent quarter as a result of other transaction-related costs of €11.7 million incurred in the first quarter of 2004.

Other operating income (expense)

Other operating income increased by €0.9 million to €1.2 million for the three-month period ended March 31, 2005 from €0.3 million for the three-month period ended March 31, 2004, which was mainly due to income from payments under insurance agreements.

Financial result

Financial result expense decreased by €23.6 million, or 52.2%, to €21.7 million for the three-month period ended March 31, 2005 from €45.3 million for the three-month period ended March 31, 2004. This decrease primarily reflects lower net interest expense of €8.7 million in the first quarter of 2005 as compared to €15.4 million in the prior year period as a result of the repayment of substantial indebtedness under the senior facilities agreement. In addition, the decrease reflects a loss in other financial result of €13.0 million in the first quarter of 2005 compared to a loss in other financial result of €29.2 million in the prior year period, in each case, primarily resulting from losses from interest rate swaps and interest on pension provisions and, in the case of the first quarter of 2004, losses from financing activities.

Income (loss) from ordinary activities

We recorded income from ordinary activities of €8.2 million for the three-month period ended March 31, 2005, as compared to a loss from ordinary activities of €73.6 million for the three-month period ended March 31, 2004 due to the factors discussed above.

Income taxes

We recorded income tax expense of €3.2 million for the three-month period ended March 31, 2005, as compared to a benefit of €29.0 million for the three-month period ended March 31, 2004, which was mainly due to a benefit from deferred taxes of €29.2 million that we recognized in the first quarter of 2004 from a tax loss carry forward.

Net income (loss)

We recorded net income of €5.0 million for the three-month period ended March 31, 2005, as compared to a net loss of €44.6 million for the three-month period ended March 31, 2004, due to the factors discussed above.

Comparison of the year ended December 31, 2004 to the year December 31, 2003.

Order backlog

In the financial year 2004, total order backlog increased by 11.4% from €3,059.6 million at December 31, 2003 to €3,408.3 million at December 31, 2004, which was mainly due to orders related to Tranche 2 of the EJ200 Eurofighter engine in December 2004.

Revenue

Revenue decreased by €34.2 million, or 1.8%, to €1,918.0 million for the year ended December 31, 2004 from €1,952.2 million for the year ended December 31, 2003. On an adjusted basis to eliminate the effects of purchase accounting, revenue would have increased by €40.2 million from 2003, or 2.1%, to €1,992.5 million in 2004. Using the average euro/dollar exchange rate from the prior year with respect to unhedged revenues that we estimate are dollar-denominated and, with respect to hedged revenues, the average rate at which hedging contracts were entered into, revenue would have increased by €81.9 million, or 4.2%, from €1,952.2 million in 2003 to €2,034.1 million in 2004.

While the Commercial Business began to benefit from the economic recovery in 2004, revenues in 2004 decreased by €64.2 million, or 6.8%, from €944.1 million in 2003 to €879.9 million in 2004 due to adverse exchange rate movements, and due to the fact that the 2004 reported revenues do not include gains from hedging contracts in effect prior to the Acquisition. On an adjusted basis to eliminate the effects of purchase accounting, our Commercial Business revenues would have been €954.4 million in 2004, representing an increase of €10.3 million, or 1.1%, from reported revenues in 2003. Revenues from sales of modules and components for new engines remained stable despite adverse dollar exchange rate movements (at actual exchange rates). Revenues from sales of spare parts decreased in 2004, due to adverse euro/dollar exchange rate movements. However, US dollar-denominated sales of spare parts increased by 4.0%. The major new engine programs contributing most to sales of modules and components for new aero engines were the V2500, the PW2000 and the CF6. The major engine programs contributing most to spare parts sales were the CF6, the PW2000, the V2500 and the JT8D-200.

Military Business revenues increased by €46.9 million, or 10.5%, to €495.7 million in 2004 from €448.8 million in 2003 mainly due to revenue recognized in respect of the TP400 program, the commencement of the EJ200 engine series production and the entry into production of the MTR390 aero engine. This increase was partially offset by a decline in revenue related to the RB199 engine program due to the on-going phasing-out of the Panavia Tornado, the postponement of the Cooperative Model for the RB199 (pursuant to which we provide comprehensive MRO, logistical and support services to the German Armed Forces), and a decline in military MRO business with Saudi Arabia.

Commercial MRO revenues decreased by €15.8 million, or 2.7%, from €591.7 million in 2003 to €575.9 million in 2004. The decrease in Commercial MRO revenues was principally due to reduced sales at MTU Canada as a result of the bankruptcy of Canadian Airlines. MRO sales at MTU Canada declined to €27.8 million in 2004 from €53.0 million in 2003. Although MTU Hannover lost its largest customer when Federal Express cancelled its contracts effective June 2003, we succeeded in replacing the business lost with a number of contracts with other customers, including Air Canada and Atlas Air. We believe this demonstrates the growth potential of the commercial MRO business, and we also believe that our business is now more resilient as a result of the greater diversity of our customer base.

Cost of sales (excluding R&D expenses)

Despite a decrease in revenues, cost of sales increased by 3.7% to €1,627.6 million for the year ended December 31, 2004 from €1,569.2 million for the year ended December 31, 2003. Adjusted to eliminate the effects of purchase accounting, consolidated cost of sales would have decreased by €31.1 million from 2003, or 2.0%, to €1,538.1 million in 2004. Cost of sales includes a portion of restructuring changes, and restructuring changes recorded under cost of sales were substantially lower in 2004 compared to 2003.

Cost of sales for our Commercial Business and Military Business segment for the year ended December 31, 2004 were €1,117.6 million (81.2% of related segmental revenues), compared to €1,056.2 million (75.8% of related segmental revenues) for the year ended December 31, 2003. Adjusted to eliminate the effects of purchase accounting, cost of sales of our Commercial Business and Military Business segment would have been €1,047.8 million (72.3% of related segmental revenues adjusted to eliminate the effects of purchase accounting). While overall cost of sales did not change significantly from the prior year, we did experience a change in sales mix in 2004 as compared with 2003, with higher Military Business revenues, stable revenue from new commercial aero engine program-related sales and lower revenues from commercial spare parts (primarily due to the euro/dollar exchange rate movements) largely offsetting each other. Two major components of cost of sales are the concessions given by OEMs on the sale of new aero engines, which the OEM passes on to its RRSP partners, and marketing, warranty and administrative costs incurred by

OEMs and charged to RRSP partners ("drag payments"). While concessions decreased and drag payments increased, in the aggregate, they remained relatively stable between the two years.

Cost of sales for our Commercial MRO segment declined by €5.5 million, or 1.0%, to €543.5 million (94.4% of related segmental revenues) for the year ended December 31, 2004 from €549.0 (92.8% of related segmental revenues) for the year ended December 31, 2003. Adjusted to eliminate the effects of purchase accounting, cost of sales of our Commercial MRO segment would have been €523.8 million (91.0% of related segmental revenues adjusted to eliminate the effects of purchase accounting). While the decrease in cost of sales is partially related to the decrease in revenues (and namely to euro/dollar exchange rate movements which lead to lower costs for spare parts sourced in dollars), the decrease of cost of sales as a percentage of revenues (adjusted to eliminate the effects of purchase accounting) reflects the benefits we have already achieved from our efficiency and cost saving initiatives, namely the "Impact 100" program and improvements due to the restructuring of our Canadian operations.

Research and development

Research and development expenses funded by the Company for 2004 increased by €9.4 million, or 19.5%, to €57.7 million in 2004 compared to €48.3 million in 2003.

As set forth above under "—Factors affecting our results of operations—Research and development," under IFRS purchase accounting, we made provisions on our January 1, 2004 balance sheet for certain costs relating to the development of the GP7000 and PW6000 engines. Over the course of 2004, we utilized approximately €98.2 million of the provision, leaving a remaining provision of €52.1 million at December 31, 2004. Although the utilization of the provision reflects research and development expenditures with respect to the GP7000 and PW6000 program such expenditures are not expensed. The aggregate of research and development expense for 2004 and the R&D provision utilized during 2004 totaled €155.8 million. In comparison, the aggregate of research and development expense for 2003 and the amount of such expenditure capitalized in 2003 was €171.1 million, representing a decrease in 2004 of 8.9%.

The amount of customer-funded research and development, which is not included in research and development expense, was €76.9 million in 2004 compared to €56.4 million in 2003.

Selling and general administrative expenses

Selling and general administrative expenses increased by €24.7 million, or 18.8%, to €155.6 million for the year ended December 31, 2004 from €131.0 million for the year ended December 31, 2003.

Selling expenses decreased by €13.7 million, or 16.8%, to €68.0 million for the year ended December 31, 2004 from €81.7 million for the year ended December 31, 2003. This decrease was primarily due to lower restructuring costs in 2003 compared to 2004, which are partially reflected in selling expenses.

General administrative expenses increased by €38.4 million, or 77.9%, to €87.7 million for the year ended December 31, 2004 from €49.3 million for the year ended December 31, 2003. This increase was primarily due to €22.6 million of costs directly incurred in connection with the Acquisition. In addition, the increase related to other non-recurring costs indirectly related to the transaction of €23.3 million in 2004 (including costs incurred in connection with the issuance of the Senior Notes). Excluding these Acquisition-related costs, our general administrative expenses would have been €41.8 million in 2004, a decrease of 15.3% from 2003. General administrative expenses were also positively impacted by the payment of management fees in the amount of €1.0 million to Kohlberg Kravis Roberts & Co. L.P. in 2004, which was substantially lower than service payments previously made by us to DaimlerChrysler group companies.

Other operating income (expense)

We recorded other operating income of €4.0 million in 2004 compared to other operating expense of €0.3 million in 2003. This change reflects realized gains and losses from fixed asset disposals, including the sale of a lease engine in 2004, income and expenses from insurance benefits or payments, and other income or expenses.

Financial result

Financial result expense increased by €27.7 million, or 59.0%, to €74.6 million for the year ended December 31, 2004 from an expense of €46.9 million for the year ended December 31, 2003, primarily due to an increase in net interest expense of €66.3 million as a result of interest payments in 2004 under the senior facilities agreement and the Senior Notes and increases in the interest element of pension costs, partially offset by lower adverse effects of the euro/dollar exchange rate on dollar cash balances in 2002 compared to 2003.

Income before tax

Income before tax decreased by €150.1 million to €6.5 million in 2004 from €156.6 million in 2003 due to the factors discussed above.

Income taxes

Income taxes decreased by €87.0 million to €6.3 million for the year ended December 31, 2004 from €93.3 million for the year ended December 31, 2003, due to significantly lower taxable income in 2004 as compared to 2003 and higher levels of deferred tax charges recorded in 2003.

Net income (loss)

Net income decreased by €63.1 million to net income of €0.2 million for the year ended December 31, 2004, from net income of €63.3 million for the year ended December 31, 2003 due to the factors discussed above.

Comparison of the year ended December 31, 2003 to the year ended December 31, 2002

Order backlog

We experienced a 40.3% increase in order backlog at December 31, 2003 from €2,180.4 million at December 31, 2002 to €3,059.6 million in 2003, largely based upon the signing of the agreement related to the TP400 engine for the A400M military transport aircraft and initial purchase orders in connection with the launch of the GP7000 engine program for the Airbus A380 and an increase in orders for PW2000 engines by the United States Armed Forces for the C17 military transport aircraft.

Revenue

Revenue decreased by €248.6 million, or 11.3%, to €1,952.2 million for the year ended December 31, 2003 from €2,200.8 million for the year ended December 31, 2002. Using the average euro/dollar exchange rate from the prior year with respect to unhedged revenues that we assume are dollar-denominated and, with respect to hedged revenues, the average rate at which hedging contracts were entered into, revenue for the year ended December 31, 2003 would have decreased by €50.4 million, or 2.3%, from €2,200.8 million in 2002 to €2,150.4 million in 2003.

The primary reason for this decline in revenues was a decline in the revenues from our Commercial Business unit of €166.0 million, or 15.0%, to €944.1 million for the year ended December 31, 2003 from €1,110.1 million for the year ended December 31, 2002. This decline in turn reflected the adverse impact on dollar-denominated revenues from the depreciation of the dollar against the euro. Commercial Business revenues (using actual exchange rates) also declined as a result of lower sales volumes attributable to the continued decline of the aero engine sales market in 2003, which reflected the events of September 11, 2001, depressed economic conditions both globally and in the airline industry in particular, and the outbreak of SARS.

Revenues also declined in the Military Business unit by 2.8% from €461.5 million in 2002 to €448.8 million in 2003. This was primarily due to a reduction in flight hours of the RB199 engine, which affected revenues from military MRO and spare parts sales, and delays in production of airframes for the Eurofighter, which in turn delayed deliveries of the EJ200 engine.

The decline in overall revenues was also attributable to a decline in revenues from our Commercial MRO unit. In 2003, sales in that unit declined by €95.2 million, or 13.9%, to €591.7 million in the year ended December 31, 2003 from €686.9 million in the year ended December 31, 2002, mainly due to the decline in the value of the dollar against the euro, as a large proportion of our Commercial MRO revenues are

denominated in dollars. In addition, declining traffic and lower aircraft utilization, the effect of the bankruptcy of a customer, Canadian Airlines, on MTU's Canadian operations and the loss of two contracts with Federal Express, which MTU continued to service until June 2003, led to a significant reduction in 2003 MRO revenues which was partially offset by an increase in other Commercial MRO business.

Cost of sales (excluding R&D expenses)

Cost of sales decreased by €276.7 million, or 15.0%, from €1,845.8 million for the year ended December 31, 2002 to €1,569.2 million for the year ended December 31, 2003. This decrease was primarily driven by the reduction in sales and the cost of concessions, partially offset by an increase in drag payments. Another significant factor was related to changes in inventory, which increased by €6.6 million in 2003, compared to a decrease in 2002 of €103.3 million. Increased restructuring charges in 2003 also affected costs of sales.

Research and development

Research and development costs reported by the Company for 2003 decreased by 10.0% to €48.3 million in 2003, compared to €53.7 million in 2002. The decrease reflects differences in the amount of expenditure capitalized rather than expensed in connection with the development of the GP7000 and PW6000 engines, reflecting the increased development efforts with regard to the GP7000 and the PW6000 in 2003. The amounts capitalized were €122.8 million and €75.2 million in 2003 and 2002, respectively, and when aggregated with the amounts expensed in the applicable period, Company-funded research and development expenditures would have increased by 32.8% to €171.1 million in 2003 from €128.9 million in 2002.

Selling and general administrative expenses

Selling and general administrative expense increased by €10.8 million, or 9.0%, to €131.0 million for the year ended December 31, 2003 from €120.1 million for the year ended December 31, 2002.

Selling expenses increased by €4.1 million, or 5.3%, to €81.7 million for the year ended December 31, 2003 from €77.6 million for the year ended December 31, 2002. This was primarily due to higher restructuring costs in 2003 compared to 2002.

General administrative expenses increased by 15.7% to €49.3 million for the year ended December 31, 2003 from €42.6 million for the year ended December 31, 2002. This was primarily due to an increase in other expenses.

Increased restructuring charges in 2003 also affected both selling expenses and general administrative expenses.

Other operating income (expense)

Other operating income (expense) decreased by €7.9 million to an expense item of €0.3 million for the year ended December 31, 2003 from an income item of €7.6 million for the year ended December 31, 2002. Income in 2002 reflected a gain on the sale of a small business and the grant of a non-repayable subsidy for an investment at MTU Berlin.

Financial result

Financial result expense increased to €46.9 million for the year ended December 31, 2003 from an expense of €16.0 million for the year ended December 31, 2002. This increase in expense principally resulted from higher losses related to the impact of dollar/euro exchange rate fluctuations on cash balances, which were €30.4 million in 2003, as compared to €14.3 million in 2002, as well as lower net interest income of €4.0 million earned in 2003 as compared to €13.6 million earned in 2002. In addition, we incurred a loss of €1.5 million from minority participations in 2003 compared to a gain of €1.4 million in 2002.

Income before tax

Income before tax decreased by €16.2 million to income of €156.6 million for the year ended December 31, 2003 from income of €172.8 million for the year ended December 31, 2002, due to the factors discussed above.

Income taxes

Income taxes increased by 27.0% to €93.3 million for the year ended December 31, 2003 from €73.4 million for the year ended December 31, 2002, mainly due to a deferred tax accrual, notwithstanding higher taxable income in 2002.

Net income (loss)

Net income decreased by €37.1 million to €63.3 million for the year ended December 31, 2003, from €100.4 million for the year ended December 31, 2002 due to the factors discussed above.

Liquidity and capital resources

	Year ended December 31,			Three months ended March 31,	
(€ in millions)	2002	2003	2004	2004	2005
Net income/(loss)	100.4	63.3	0.2	(44.6)	5.0
Minority interest	(1.1)	0.0	0.0	0.0	0.0
Depreciation and amortization	55.0	60.9	133.1	31.3	33.3
Change in provisions	31.1	7.5	(35.6)	(25.5)	(12.6)
Change in working capital	105.5	58.8	(22.5)	124.3	110.1
Capitalized R&D	(75.2)	(122.8)	—	—	—
Change in deferred taxes	67.2	39.1	(2.4)	(29.0)	(2.6)
Change in other items	(1.0)	0.1	0.1	0.4	(0.1)
Cash flow from operating activities	281.8	106.9	72.9	56.9	133.1
Cash flow from investing activities	(133.3)	(93.5)	(59.9)(1)	(10.3)(1)	(10.5)
Cash flow from financing activities	(254.6)	(286.1)	(190.3)(2)	14.5 (2)	(106.5)
Change in cash and cash equivalents	(106.1)	(272.7)	(177.2)	61.1	15.7

(1) *Excludes cash outflow of €766.6 million reflecting payment of consideration for the Acquisition.*

(2) *Excludes cash inflow of €604.4 million relating to financing of the Acquisition from third-parties and €162.2 million relating to the loan from Blade Forex.*

Cash flow for the three-month period ended March 31, 2005 and 2004

Cash flow from operating activities

Net cash flow from operating activities was €133.1 million in the first quarter of 2005, an increase from the €56.9 million generated in the first quarter of 2004. Higher operating cash flows in the first quarter of 2005 reflect improved net income earned in such period compared to the first quarter of 2004, reflecting in part transaction costs of €30.0 million incurred in the first quarter of 2004 relating to the Acquisition. In the first quarter of 2005, cash flows reflect, in addition to net income, the pre-payment of Tranche 2 of the EJ200 program in the amount of approximately €50 million and the receipt of deferred payments from customers. In the first quarter of 2004, working capital was positively affected by prepayments on the EJ200 program as well as favorable movements in working capital due to timing differences relating to payables. Both periods were affected by the typically lower volume of materials purchases we make in the first quarter of the year. The change in provisions reflects the use of €8.3 million of the provision established under purchase accounting to cover GP7000 and PW6000 development expenses during the first quarter of 2005 and €24.5 million during the first quarter of 2004; no development expenses were capitalized during the first quarters of 2005 and 2004. The cash flows from operating activities for both of the periods do not reflect the gains from foreign exchange forward contracts with Blade Forex. These gains give rise to a receivable as the contracts mature, and the receivables offset the loan from Blade Forex and thereby reduced our net debt. See "—Factors affecting our results of operations—Exchange rate fluctuations."

Cash flow from investing activities

In the three-month period ended March 31, 2005, our investing activities used net cash of €10.5 million, reflecting the typically lower amount of investments we make in the first quarter of the year. Cash used in investing activities in the first quarter of 2005 was broadly in line with cash used in investing activities

during in the three-month period ended March 31, 2004, when investing activities used net cash of €10.3 million. €11.2 million of cash used was related to investments in intangible assets and property, plant and equipment during the three-month period ended March 31, 2005, compared to €10.8 million during the three-month period ended March 31, 2004.

Cash flow from financing activities

In the three-month period ended March 31, 2005, our financing activities used net cash of €106.5 million. This amount reflects the repayment of approximately €79.2 million of debt under Tranche A of the senior facilities agreement in February 2005 and the final repayment of the senior facilities agreement of €48.9 million in March 2005. At the end of the first quarter of 2005, we drew €56.8 million under our new credit facility. In the first quarter of 2004, in contrast, our financing activities generated net cash of €14.4 million, reflecting changes in the fair value of derivatives.

Cash flow for the years ended December 31, 2004, 2003 and 2002

Cash flow from operating activities

Cash flow from operating activities in 2004 was €72.9 million, a decline from the €106.9 million generated in 2003. The higher cash flows in 2003 reflect higher net income in 2003, due in part to Acquisition-related payments of €41.8 million in 2004 and to significantly higher interest costs in 2004. Net income in 2004 was adversely affected by restructuring charges of €6.7 million, compared to restructuring charges in 2003 of €34.2 million. In 2004, net income also reflected higher depreciation and amortization, reflecting the step-up in the valuation of assets arising as a result of the Acquisition, but this did not impact cash flows. Cash flow from operating activities in 2004 was affected by the increase in receivables following the deferral of substantial payments by customers into the first quarter of 2005, which caused working capital to increase by €22.5 million. The change in use of provisions relating to the provision established under purchase accounting to cover GP7000 and PW6000 development expenses in 2004 amounts to €24.5 million; no development expenses were capitalized in 2004. The cash flow from operating activities in 2004 does not reflect the gains from foreign exchange forward contracts with Blade Forex. These gains give rise to a receivable as the contracts mature, and the receivables offset the loan from Blade Forex and thereby reduced our net debt by €74.5 million in 2004. See "—Factors affecting our results of operating—Exchange rate fluctuations."

Cash flow from operating activities in 2003 was €106.9 million, a decline from the €281.8 million generated in 2002. The higher cash flows in 2002 reflect not only higher net income in 2002, but also a substantial prepayment on the EJ200 which led to a total reduction in working capital of €105.5 million in 2002. Net income in 2003 was adversely affected by restructuring charges of €34.2 million, compared to €12.1 million of restructuring charges in 2002. In 2003, positive contributions to cash flow included a €58.8 million improvement in working capital, which reflects largely reduced inventory levels as deliveries commenced in the EJ200 program. Cash flows from operating activities in 2003 were negatively affected by €122.8 million of development costs related to the GP7000 and PW6000 engine programs which were capitalized.

Cash flow from operating activities in 2002 was €281.8 million. Net income was affected by restructuring costs of €12.1 million. Working capital decreased by €105.5 million, which reflected a decrease in inventories of €104.1 million due to progress in the EJ200 development contract and related payments from the customer, and decreases in both receivables and liabilities of €72.1 million and €70.8 million, respectively, largely offsetting each other.

Cash flow from investing activities

In the year ended December 31, 2004, our investing activities used net cash of €59.9 million, reflecting gross cash used in investing activities of €65.9 million, reduced by cash received from asset disposals and repayments of €6.0 million. Cash used in investing activities included investments in information technology to improve production processes. In addition, we invested a gross amount of €1.1 million in financial assets.

In the year ended December 31, 2003, our investing activities used net cash of €93.5 million. This reflected investments of €83.8 million in intangible assets and property, plant and equipment, as well as €16.3 million of other investments, primarily reflecting investments in finance leases in our Hanover facility, partially

offset by €6.6 million of proceeds primarily related to asset disposals. In addition, we invested a gross amount of €8.6 million (on a German GAAP basis) in financial assets.

In the year ended December 31, 2002, our investing activities used net cash of €133.3 million. This reflected investments of €136.0 million in intangible assets and property, plant and equipment. In 2002, these investments included an amount related to the purchase of a license to perform MRO activities on the CF34 engine, finance lease transactions and expenditures related to the implementation of the flow line concept (a workshop layout designed to decrease turn around times for servicing engines) in Hanover. In 2002, we also invested a gross amount of €19.3 million (on a German GAAP basis) in financial assets. This amount includes an investment of €10.8 million in our Chinese MRO joint venture in Zhuhai. There were also cash inflows from asset disposals and repayments.

The foregoing discussion of cash flows from investing activities excludes cash outflow of €766.6 million in 2004 reflecting payment of consideration for the Acquisition.

Cash flow from financing activities

Our financing activities used net cash of €190.3 million in 2004, €286.1 million in 2003 and €254.6 million in 2002. Our financing activities in 2004 were mainly devoted to the repayment of approximately €201 million of the senior facilities agreement entered into to finance the Acquisition. Financing activities in 2003 and 2002 consisted almost entirely of service payments, dividend payments and other profit transfers made to the DaimlerChrysler Group. In particular, we recorded under cash flow from financing activities our gross payment of €541 million in 2003 and €281 million in 2002 to DaimlerChrysler and the receipt of approximately €229 million from DaimlerChrysler, primarily reflecting the sale of shares to DaimlerChrysler.

The foregoing discussion of cash flows from financing activities excludes cash inflows in 2004 of €604.4 million relating to financing of the Acquisition from third parties and €162.2 million relating to the loan from Blade Forex, as discussed above under "—Factors affecting our results of operations—Exchange rate fluctuations".

Capital resources

Our principal source of liquidity is our operating cash flows, which are analyzed above. Our ability to generate cash from our operations depends on our future operating performance, which is in turn dependent, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in the section entitled "Risk factors."

The following table sets forth our net debt as of December 31, 2002, 2003 and 2004 and as of March 31, 2005.

Net Financial Debt

(€ in millions except percentages)	At December 31, 2002	At January 1, 2004	At December 31, 2004	At March 31, 2005
Senior Notes (incl. accrued interest)			280.7	286.3
Senior Debt/Mezzanine Debt(1)	11.9	672.5	186.1	69.2
Vendor Loan		175.0	185.5	188.3
Financing Lease	36.0	54.2	51.9	52.6
Liabilities to affiliated companies(2)	36.1	234.4	162.4	71.7
Other Financial Debt	—	—	—	0.4
Total Financial Debt	84.0	1,136.1	866.6	668.5
Cash	326.5	205.6	28.5	44.1
Net Financial Debt	(242.5)	930.5	838.1	624.4

(1) *Includes the Senior Facility, the Mezzanine Loan and the loan from the Province of British Columbia.*

(2) *Includes the shareholder loan, the Forex loan and certain other intra-group loans.*

In connection with the Acquisition, we entered into a senior facilities agreement that provided for facilities of up to €620.0 million, of which €420.0 million was drawn down as of January 1, 2004. In March 2004, MTU Aero Engines Investment GmbH, one of our subsidiaries, issued €275.0 million aggregate principal amount of its 8.25% senior notes due 2014 (the "Senior Notes"). We used proceeds from the issuance of the Senior Notes to pre-pay €33.7 million of the outstanding amounts under this senior facilities agreement and to repay all amounts outstanding under the mezzanine bridge facility that had been drawn in connection with the Acquisition. In 2004, we also repaid an additional €201 million of indebtedness under the senior facilities agreement, of which only €1.1 million were scheduled repayments. In addition, we pre-paid €79.2 million of indebtedness under our senior facilities agreement in February 2005. In March 2005, we entered into a new revolving credit facility (the "Credit Facility") that replaced the senior facilities agreement. At the same time, we made a final repayment of €48.9 million under the senior facilities agreement. Management believes that our new Credit Facility provides substantially greater flexibility, reflecting our improved credit position, and that our ability to refinance the senior facilities agreement on favorable terms is a result of the ongoing positive development of our business and of the market generally.

The Credit Facility provides us with access to €250 million, which we may use to service our working capital needs or for other general corporate purposes. As of March 31, 2005, we had indebtedness of €56.8 million outstanding and €164.9 million available under the Credit Facility. As of March 31, 2005, we incurred interest at a rate of 0.4% over EURIBOR on all indebtedness outstanding under the Credit Facility.

We intend to use the proceeds of this offering of shares to repay debt under the Vendor Loan Note and the shareholder loan. See "The Offering—Use of proceeds."

MTU Aero Engines Holding AG is a holding company with no revenue-generating operations of its own. MTU Aero Engines Holding AG is therefore dependent on the capital raising abilities of, and dividend and other payments from, subsidiaries in order to generate funds. The indenture governing the Senior Notes contains covenants that restrict the ability of certain of MTU Aero Engines Holding AG's subsidiaries to, among other things, pay dividends or make other distributions, incur additional debt and grant guarantees. Furthermore, the ability of MTU Aero Engines Holding AG's subsidiaries to pay dividends and make other payments to MTU Aero Engines Holding AG may be restricted by other agreements and legal prohibitions, statutory or otherwise, on such payments. See "Risk Factors—Risks related to the offering—We may not pay dividends."

Although we believe that our expected cash flows from operations, together with available borrowings and cash on hand, will be adequate to meet our anticipated liquidity and debt service needs, we cannot assure you that our business will generate sufficient cash flows from operations or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due or to fund our other liquidity needs.

We believe that the potential risks to our liquidity are:

- a reduction in operating cash flows due to a lowering of net income from our operations, which could be due to downturns in our performance or the industry as a whole;
- the need to fund significant research and development expenditures and related capital expenditures upon undertaking participation in aero engine programs, especially programs in which we may have a large participation;
- our potential liability under RRSP arrangements to make cash payments if we are unable to produce our research and development contribution; and
- our potential liability, under RRSP arrangements and otherwise, to third parties for liabilities incurred in relation to those arrangements, including under guarantees by RRSP participants of financing in favor of airlines for the purchase of engines from the RRSP consortium as well as aircraft.

If our future cash flows from operations and other capital resources (including borrowings under the Credit Facility) are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to:

- reduce or delay our business activities, capital expenditures and research and development;

- sell assets;
- obtain additional debt or equity capital; or
- restructure or refinance all or a portion of our debt on or before maturity.

We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing debt, the Credit Facility and the Senior Notes, limit, and any future debt may limit, our ability to pursue any of these alternatives.

Credit Facility

The Credit Facility requires us to meet certain financial tests, including:

- minimum interest coverage ratios (defined as Consolidated EBITDA to Consolidated Net Interest Payable); and
- a maximum total leverage ratio (defined as Consolidated Net Financial Indebtedness to Consolidated EBITDA)

(in each case, as such terms are defined in the Credit Facility). The calculation of Consolidated EBITDA under the Credit Facility is different from the calculation of EBITDA presented in this Offering Circular.

The Credit Facility contains customary affirmative and negative covenants, including restrictions on additional indebtedness, mergers and acquisitions, asset sales and liens and pledges. The Credit Facility also contains certain customary events of default that may result in the acceleration of the debt under the Credit Facility. In addition, the margin payable on borrowings under the Credit Facility is dependent upon our leverage, meaning that we could have increased cash flow requirements at any time in the event that our leverage rises.

Senior Notes

The indenture governing the Senior Notes includes limitations of the ability of certain subsidiaries of MTU Aero Engines Holding AG to incur or guarantee additional indebtedness. In general, such subsidiaries may only incur or guarantee additional debt if a minimum fixed charge coverage ratio (defined as Consolidated Cash Flow to Fixed Charges; each such term as defined under the indenture governing the Senior Notes) is met. In addition, the indenture governing the Senior Notes limits the ability of certain of MTU Aero Engines Holding AG's subsidiaries to, among other things, pay dividends and make other distributions, make investments and certain other payments, sell assets, and consolidate, merge or sell all or substantially all of their assets. The indenture governing the Senior Notes also includes customary events of default that may result in the acceleration of all payment obligations under the Senior Notes.

Aggregate contractual obligations

General

The following table summarizes the contractual obligations, commercial commitments and principal payments (excluding research and development, other commitments under our RRSP programs and pension obligations, and excluding periodic interest payments on financial debt) which we were obligated to

make as of December 31, 2004, excluding the loan from Blade Forex, which is no longer outstanding, and the shareholder and vendor loans, which will be repaid with proceeds of this offering.

(€ in millions)	Less than one year	1-5 years	More than 5 years	Total
Credit Facility[1]	174.2	—	—	174.2[1]
Senior Notes	—	—	275.0	275.0
Operating Lease Obligations	8.3	19.7	6.3	34.2
Finance Leases	1.9	21.2	28.8	51.9
Other debt[2]	—	—	11.9	11.9
Total[3]	184.4	40.9	310.1	547.2

(1) *During the first quarter of 2005, we repaid the amounts outstanding under the senior facilities agreement in full and, as of March 31, 2005, had €56.8 million outstanding under the Credit Facility, which is due within one year.*

(2) *Loan from the Province of British Columbia.*

(3) *The timing of payments is based on management's best estimate of the contractual maturities of our obligations. The timing of the payments may differ significantly from the actual maturity of these obligations.*

Pensions

A discussion of accrued pension liabilities is included in note 23 to our 2004 IFRS financial statements included elsewhere in this Offering Circular. As of December 31, 2004, we had a defined benefit obligation of €386.0 million. On our balance sheet as of December 31, 2004, we had accrued pension liabilities of €358.9 million, compared to accrued pension liabilities of €343.0 million as of January 1, 2004 and €295.9 million as of December 31, 2002. The methodology for calculating pension liabilities and expenses in 2002 and 2003 deviates from the approach taken in 2004. Management estimates that pension liabilities and pension expenses in 2002 and 2003 would have been lower if the 2004 methodology had been applied for 2002 and 2003. However, management does not consider the impact to be material.

Off-Balance sheet items and other contingent liabilities

A discussion of contingent liabilities, including the gross and net amount of such liabilities (being their total potential exposure, and the amount of such exposure not provided for on the balance sheet, respectively) is included in note 27 to our 2004 IFRS financial statements included elsewhere in this Offering Circular. Contingent liabilities consist mainly of liabilities under RRSP arrangements with OEM customers and guarantees for unconsolidated entities in which we hold equity interests. The net amount of contingent liabilities under RRSP agreements as of March 31, 2005 amounted to €82.2 million compared to €80.2 million as of December 31, 2004, €85.5 million as of December 31, 2003 and €280.3 million as of December 31, 2002. The net amount of contingent liabilities with respect to third-party guarantees as of March 31, 2005 amounted to €60.1 million compared to €58.2 million as of December 31, 2004, €42.5 million as of December 31, 2003 and €30.7 million as of December 31, 2002.

We are also involved, from time to time, in lawsuits, claims, investigations and proceedings, including patent, environmental, human resources, workplace health and safety, and commercial matters that arise in the ordinary course of business. There are no such matters pending that our management expects to be material in relation to its business or consolidated financial position, results of operations or cash flows.

Affiliate transactions

A description of certain transactions involving us and certain of our affiliates, including our shareholders, is set out in this Offering Circular under "Business transactions and legal relationships with related parties."

In addition, while MTU Aero Engines GmbH was part of the DaimlerChrysler group, it entered into significant transactions with other members of that group, including profit and loss transfer arrangements, intercompany loans, participation in cash pooling arrangements, and financial and legal services. These transactions, other than certain intellectual property related services, were terminated as a result of the Acquisition.

Critical accounting policies

We prepare our financial statements under IFRS, which requires management to apply accounting methods and policies that are based on difficult or subjective judgments and estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based.

We have summarized below our accounting policies under IFRS that require the more subjective judgments of our management in making assumptions or estimates regarding the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect the results reported in the consolidated financial statements. For more information, see "—Accounting Policies" in the notes to our 2004 IFRS financial statements included elsewhere in this Offering Circular.

Revenue recognition

Revenue relating to the sale of products is recognized when risk of ownership passes to the customer (in the case of RRSPs, when the OEM notifies us that risk of ownership has passed to the end customer). Our revenue from the sale of products under RRSPs represents a predetermined percentage of the revenues achieved by the OEM. At the time we receive notification of the sale, we estimate revenue, as information on the revenue achieved by the OEM is not available at that time. The estimate of the price is based on historical experience of revenue for these products and our understanding of the individual transaction. Any difference between the actual revenue and our estimate will have an impact on the revenue we derive from our product and may result in a change in future periods. Any differences between actual revenue and our estimate are recorded as an adjustment to revenue.

We recognize revenue from maintenance and other services when the services have been performed and accepted by the customer. Where the services are provided under a contract, we recognize revenue using the percentage of completion method. This involves us making estimates of the total cost we expect to incur in fulfilling the contract. We recognize a proportion of the revenues to be received under the contract by measuring the costs incurred to date against the total expected costs and the profit we expect to earn from the contract. In the early stages of such a contract, before the outcome can be assessed with reasonable certainty, we do not recognize any profit.

Sales and Discounts and Marketing Costs

On our commercial engine programs, we share in the costs of marketing and other expenses with a partner. Where the lead partner incurs marketing and other expenses on our behalf, we must estimate the costs that have been incurred by the lead partner. In doing so, we estimate these amounts based on historical experience and our knowledge of the extent to which such activities have been conducted. A change in these estimates could result in additional expenses being recorded in future periods. Any differences between estimates and actual costs are recorded as adjustments to costs of sales.

In addition, the lead partner typically offers discounts or "concessions" in relation to engine sales. These concessions are recorded at the time of sale and reflected in cost of sales. We estimate the amount of the discounts or concessions based upon (a) past activity levels and (b) the duration of time in the processing of deductions. The actual experience of these discounts may deviate from the estimate. We revise our estimates every period and may be required to adjust the estimate in a subsequent period. Any differences between estimates and actual costs are recorded as adjustments to cost of sales.

Purchase accounting

We have accounted for the Acquisition using purchase accounting under IFRS. In applying purchase accounting for the Acquisition, we were required to allocate the purchase price to the assets and liabilities that were acquired based on estimated fair values. The determination of the fair values requires us to make a number of estimates including, but not limited to, cash flows to be generated from existing contracts, discount rates applied in determining the fair value of such cash flows and the estimated lives of the acquired tangible and intangible assets.

The principal impacts of purchase accounting were as follows:

- Intangible assets: we capitalized the net present value of our earnings from our participation in aero engine programs. These amounts were estimated on the basis of our engine program planning. We discounted these amounts using discount rates based on our cost of capital plus an additional risk premium reflecting the risk associated with the stage of the program in its life-cycle.
- Unrealized profits on forward foreign exchange contracts: we treated the profit unrealized at the date of the Acquisition as having been realized prior to the Acquisition.
- Commitments to carry out development activities: we created a provision for the net present value of our commitments to carry out development activities in respect of engine programs.
- Tangible assets: we attributed fair market values to the tangible assets we acquired, principally land and buildings, plant and equipment.
- Inventory: we increased the value of items of inventory in respect of which we had received firm commitments to treat a portion of the profit associated with these orders as having been realized prior to the Acquisition.

We capitalized as an intangible asset the goodwill, equal to the excess of the purchase price paid for the shares of MTU Aero Engines over the fair value of the assets less the liabilities acquired.

Valuation of intangible fixed assets and property, plant and equipment

As of December 31, 2004, we had €968.6 million of intangible assets (including goodwill) that were recorded in connection with the Acquisition. The intangible assets (other than goodwill) are amortized on a straight-line basis over lives ranging from one to thirty years. In addition, as of the same date, we had €576.6 million of property, plant and equipment, which is depreciated using useful lives ranging from three to fifty years.

We assess intangible fixed assets and property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable or otherwise as required by accounting standards. Factors that would indicate potential impairment include the following:

- significant under-performance relative to expected historical or projected future operating results;
- significant changes in the use of its assets or the change in business strategy;
- significant changes in technology and regulatory equipments; and
- significant negative industry or economic trends.

Recoverability of assets is measured under IFRS by a comparison of the carrying amount of an asset to its recoverable amount, calculated as the higher of the net selling price or the discounted future net cash flows expected to result from the use of the asset and its eventual disposition.

If the assets are considered to be impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the net realizable value of the assets and is recorded as a charge to operating income. The most significant estimates made in determining discounted future net cash flows include the selection of the appropriate discount rates, residual asset values, our estimated long-term growth rates and the number of years on which to base the cash flow projections. While we believe that our assumptions are reasonable, such estimated amounts could differ materially from what will actually occur in the future.

Inventories

We value raw materials and supplies at the lower of cost or net realizable value. Work in progress is valued at manufacturing cost, comprising direct costs and indirect material and production overheads, including depreciation. Our inventory is offset by a valuation reserve that is based on specific risks we have identified related to the recoverability of certain components of our inventory. The determination of this reserve is based on a number of judgments and estimates, such as our estimate of future sales and the amount we expect to realize in selling these items. A change in these judgments or estimates in future periods could result in the requirement for additional valuation reserves in future periods.

Pension and similar liabilities

We accrue for pension and similar liabilities based on actuarial valuations which have been computed on the basis of IAS 19. The actuarial valuations are based on a number of assumptions including the discount rate, the expected long-term rate of return on plan asset and inflation rates. The assumptions are based on current market conditions, historical informational and actuarial data. These assumptions are reviewed annually. While we believe that the assumptions we used are reasonable based on available information, these assumptions may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter lives of participants. These differences may result in a significant impact on the amount of our future pension expense and resulting asset or liability.

Government subsidies

We received government subsidies related to the PW2000 program. These government subsidies are repayable if more than 2,100 engines of this program are sold. We make a provision for the future repayment where we consider that repayment is probable. Our assessment of the probability of repayment is based upon our estimate of future sales of these engines. At present, we do not assume that more than 2,100 PW2000 engines will be sold and, therefore, we have not created a provision in this respect.

Contingent liabilities

Under our RRSPs, we bear the risk in proportion to our program shares in relation to any guarantee of customer financing or similar commitment the OEM enters into. We review these commitments based on the facts and circumstances in existence at each reporting date, and based on that information, we determine whether it is probable that we will be required to make a payment under these commitments. We assess probable as a likelihood of greater than 50%. When we determine that it is probable that a payment will be made, we record the estimated liability based on historical experience of our payments under such commitments and the specific circumstances of the individual commitment.

Disclosure of market risk

Currency risk

Our reporting currency is the euro. We conduct, and will continue to conduct, transactions in currencies other than the euro, particularly the dollar. As a result, we are vulnerable to foreign exchange rate fluctuations because:

- we incur the majority of our manufacturing costs in euro and generate a substantial portion of our revenues in other currencies, particularly the dollar; therefore, a strengthening of the euro relative to such other currencies in which we receive revenues could negatively impact our operating margins and cash flows; and
- portions of our assets, liabilities, revenues and expenses are denominated in various currencies other than the euro; as a result, our operating results are affected by currency exchange rate fluctuations.

For the year ended December 31, 2004, we had an estimated gross dollar exposure (the difference between our dollar inflows and dollar outflows other than dollar-denominated interest payments and debt repayments) of $493 million and, after taking into account estimated dollar outflows attributable to scheduled dent repayments and voluntary prepayments, in each case including interest and fees, a net dollar exposure of approximately $195 million, which was subject to exchange rate fluctuations between the dollar and the euro. An increased value of the euro against the dollar had a negative effect on our reported results for 2004, but this was mitigated by our hedging activities.

Our hedging policy is currently based on remaining approximately neutral to the movement of the dollar against the euro (subject to particular circumstances). We base this hedging policy on our cash flow projections, which are updated quarterly, and our view at the time of such updates of the likely movement of foreign exchange rates. Our hedging is currently based on a two-year period, with a declining proportion of our exposures for each quarter hedged for each period, commencing at approximately 90% for the first quarter and declining to approximately 25% for the eighth quarter of the hedging period, although recently we have made an exception to this policy and hedged for a shorter forward period. See "—Factors affecting our results of operations—Exchange rate fluctuations."

Interest rate risk

Our exposure to market risk for changes in interest rates relates primarily to our debt obligations. We have no cash flow exposure due to interest rate changes on our Senior Notes because they bear interest at a fixed rate. However, we do have cash flow exposure on our Credit Facility due to the variable EURIBOR pricing under those portions of the Credit Facility that are not interest rate hedged. As of March 31, 2005, we had €56.8 million subject to variable interest rates outstanding under our Credit Facility, and a 1% change in EURIBOR would result in interest expense increasing by approximately €0.6 million. As of March 31, 2005, none of the variable rate drawings under the Credit Facility were interest rate hedged.

Our other debt going forward consists primarily of a loan from the province of British Columbia to MTU Maintenance Canada Ltd., which was interest free in 2003 and 2004, is currently interest free and will remain interest free as long as certain conditions related to the employment of personnel in the province of British Columbia are met.

Impact of inflation

In general, our costs are affected by inflation. We attempt to restrict increases in our costs below the rate of inflation through productivity improvements and capital expenditure. However, general inflation affects selling and general administrative expenses and similar costs for our competitors and us. In relation to some cost-based military contracts, we are not permitted to adjust our costs for inflation, and therefore to maintain our margins on such contracts we must realize improvements in efficiency.

Summary of certain differences between IFRS and US GAAP

Our consolidated financial statements for the year ended December 31, 2004 have been prepared in accordance with International Financial Reporting Standards ("IFRS"), which differ in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP"). We have not included in this Offering Circular financial statements prepared in accordance with US GAAP or a reconciliation of our financial statements to US GAAP and, accordingly, cannot offer any assurances that the differences described below would, in fact, be the accounting principles creating the greatest differences between our financial statements prepared under IFRS and under US GAAP. In addition, we cannot estimate the net effect that applying US GAAP would have on our results of operations or financial position, or any component thereof, in any of the presentations of financial information in this Offering Circular. However, the effect of such differences may be material and, in particular, it may be that the total shareholders' equity and net income prepared on the basis of US GAAP would be materially different due to these and other differences. The following summary does not include all differences that exist between IFRS and US GAAP.

The following paragraphs summarise certain differences between our significant accounting policies as applied under IFRS and US GAAP as of December 31, 2004. There are certain standards that have been issued as of December 31, 2004 that are not effective until a later date or are in draft form, which may create additional differences between IFRS and US GAAP. In addition, the organizations that promulgate IFRS and US GAAP have projects ongoing that could have a significant impact on future comparisons such as this. This description is not intended to provide a comprehensive listing of all such differences specifically related to us or the industries in which we operate. US GAAP is generally more restrictive and comprehensive than IFRS regarding recognition and measurement of transactions, account classification and disclosure requirements. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the financial statements or the notes thereto.

Business combinations—negative goodwill

Under IFRS, the identification of negative goodwill, representing the difference between the acquirer's interest in the fair values of the identifiable assets and liabilities acquired less the costs of acquisition, leads to a reassessment of the fair values of assets and liabilities acquired, contingent liabilities and the costs of acquisition. Any excess remaining after reassessment is recognized as income immediately.

Under US GAAP, for business combinations initiated after 30 June 2001, where the sum of the amounts assigned to assets acquired and liabilities assumed exceeds the cost of the acquired entity, that excess is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other postretirement benefit plans, and (e) any other current assets. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess is recognized as an extraordinary gain. Any unamortized negative goodwill relating to earlier business combinations was required to be written off and recognized as the cumulative effect of a change in accounting principle on adoption of SFAS 142, "Goodwill and other intangible assets".

Business combinations—impairment of goodwill

Under IFRS and US GAAP goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate a potential impairment. There are differences in the method by which impairment is tested between IFRS and US GAAP.

Under IFRS, goodwill arising in a business combination is allocated to a cash generating unit. These are defined under IFRS as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The carrying amount of a cash generating unit including the attributable goodwill is compared to the recoverable amount, which is defined as the higher of the fair value less costs of disposal and the value in use. The latter is measured as the present value of the future cash flows expected to be derived from the asset.

Under US GAAP, the goodwill test for impairment consists of a two-step process that begins with an estimation of the fair value of a reporting unit. A reporting unit is an operating segment or one level below an operating segment. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any, by determining the implied fair value of goodwill and comparing that to the amount of goodwill allocated to individual reporting unit. The implicit fair value of goodwill is determined by allocating the estimated fair value of the reporting unit via a hypothetical purchase price allocation.

Both IFRS and US GAAP prohibit the reversal of an impairment loss of goodwill.

Business combinations—recognition of intangible assets other than goodwill

Under IFRS, separate intangible assets are recorded if and only if the asset is identifiable, future economic benefits will flow from its use and the cost can be measured reliably.

Otherwise, intangible assets are subsumed within goodwill.

Under US GAAP, intangible assets in a business combination should be recognized if (a) they arise from contractual rights or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other legal rights or obligations) or (b) they are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or otherwise exchanged.

Accounting for investments in associates

Under IFRS, use of the equity method ceases when the carrying value of the investment in the associate is reduced to zero. If the associate subsequently reports net income, the application of the equity method is only resumed after the share in the net income equals the share in net losses not recognized during the period that the equity method was suspended.

Similarly, under US GAAP, use of the equity method ceases when the carrying value of the investment in the associate is reduced to zero, unless the investor has guaranteed the losses of the associate, and incurred obligations or made payments on behalf of the associate.

Revenue recognition

Under IFRS, the Company recognizes revenue for products and services when the following conditions are met:

(a) the seller has transferred to the buyer the significant risks and rewards of ownership;

(b) the seller retains neither continuing managerial involvement to the degree usually associated with such ownership nor effective control over the assets sold;

(c) the amount of revenue can be measured reliably;

(d) it is probably that the economic benefits associated with the transaction will flow to the seller; and

(e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Under US GAAP, revenue is recorded when it is realized and earned. Generally revenue is considered realized and earned when the following criteria are all met:

(i) persuasive evidence of an arrangement exists;

(ii) delivery has occurred or services have been rendered;

(iii) the sales price to the buyer is fixed or determinable; and

(iv) collectibility is reasonably assured.

Further, US GAAP contains significant detailed industry-specific guidance, which may give rise to further differences. In addition, US EITF 00-21 contains specific provisions on revenue arrangement with multiple deliverables.

The Company earns a portion of its revenue from construction and services type contracts and applies construction accounting under IFRS. IFRS and US GAAP both apply the percentage of completion method of accounting however there are certain differences between the application under IFRS and US GAAP including:

- For contracts where total costs cannot be estimated under IFRS the cost recovery method is applied whereas under US GAAP the completed contract method is applied; and
- IFRS and US GAAP have differing guidance about the segmentation of contracts that include multiple deliverables.

Research and development costs

Under IFRS, research costs are expensed as incurred. An intangible asset arising from development (or from the development phase of an internal project) should be recognized as an intangible asset if an enterprise can demonstrate all of the following:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- its intention to complete the intangible asset and use or sell it;
- its ability to use or sell the intangible asset;
- how the intangible asset will generate probable future economic benefits. Among other things, the enterprise should demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- its ability to reliably measure the expenditure attributable to the intangible asset during its development.

In all other circumstances, development costs are expensed as incurred.

Under US GAAP, research and development costs are expensed as incurred.

Under IFRS, research and development in process at the date of an acquisition can be recognized as an intangible asset as part of the business combination as described above (and therefore amortized), or as part of goodwill if not separately measurable (and therefore not amortized but subject to an annual impairment charge). Under US GAAP, in process research and development is expensed immediately upon acquisition.

Defined benefit pension schemes

IFRS and US GAAP have similar methods relating to the accounting for pension obligations ("employee benefit plans"). The net obligation for defined benefit plans and similar commitments is calculated using the projected unit credit method. There may be differences arising due to differences in the detailed requirements of IFRS and US GAAP, in particular relating to additional minimum liability and prior service costs.

IFRS requires that prior service costs arising from the introduction of or changes to a defined benefit plan be recognized on a straight-line basis over the average period until the amended benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, an enterprise should recognise past service cost immediately. US GAAP requires that prior service costs generally be recognized during the future service periods of those employees active at the date of the amendment who are expected to receive benefits under the plan.

Under US GAAP, a minimum pension liability must be recorded for the amount by which a plan is under-funded (ignoring projected future salary increases). There is no such requirement under IFRS.

In accordance with IFRS, the Company has elected to present the interest component of pensions service cost as a component of financial result. Separate presentation of the interest element is not permitted under US GAAP.

Deferred taxes

Under IFRS, deferred tax liabilities are recorded on all taxable temporary differences, with the following exceptions:

(a) goodwill for which amortization is not deductible for tax purposes;

(b) the initial recognition of an asset/liability other than in a business combination which, at the time of the transaction, does not affect either the accounting or the taxable profit; and

(c) undistributed profits from investments where the enterprise is able to control the timing of the reversal of the difference and it is probable that the reversal will not occur in the foreseeable future.

Under IFRS, a deferred tax asset is recognized for deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized, unless the deferred tax asset arises from initial recognition of an asset/liability other than in a business combination which, at the time of the transaction, does not affect the accounting or the taxable profit. The concept of "probable" used in IFRS is not explicitly defined and is therefore subject to interpretation.

Under US GAAP, all deferred tax liabilities and assets resulting from temporary differences in financial and tax reporting are recognized together with deferred tax assets relating to tax losses carried forward subject to certain limited exemptions which include unremitted earnings of overseas subsidiaries that are essentially "permanent". Deferred tax assets are reduced by a valuation allowance if it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized.

Derivative instruments

Under both IFRS and US GAAP, all derivative instruments are required to be recorded in the balance sheet as an asset or liability measured at fair value and changes in fair value are required to be recognized currently in earnings, unless specific hedge accounting criteria are met. However there are differences in the definition of a derivative. There are also differences in the criteria that must be met under IFRS and US GAAP for hedge accounting to be applied. There are also differences in how the changes in fair values are recorded in specific instances.

Impairment of long-lived assets other than goodwill

IFRS requires a review of all assets for indication that an asset may be impaired at each balance sheet date. If there is an indication that an asset may be impaired, the recoverable amount is calculated to determine the impairment loss, if any. The recoverable amounts of certain types of intangible assets are required to be measured annually whether or not there is any indication that it may be impaired.

Under IFRS, the recoverable amount is the higher of fair value less costs to sell and value in use. The latter is measured as the present value of the future cash flows expected to be derived from the asset. Recoverable amount is determined for each individual asset, if possible. If it is not possible to determine the recoverable amount for an individual asset, recoverable amount is determined for the asset's cash-generating unit. If the carrying amount of the unit exceeds the recoverable amount of the unit, an impairment loss exists and is allocated to reduce the carrying amount of the assets of the unit in the following order: (a) first, reduce the carrying amount of any goodwill allocated to the cash generating unit; and (b) then, reduce the carrying amounts of the other assets of the unit on a pro rata basis.

Under IFRS, impairment losses may be reversed if the circumstances giving rise to the original impairment no longer exist. The increase in carrying amount due to reversal should not be more than what the depreciated historical cost would have been if the impairment had not been recognized.

IFRS permits the reversal of an impairment loss recognized in prior periods if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. In this case, subject to certain restrictions, the carrying amount of the asset shall be increased to its recoverable amount.

Under US GAAP, a review of the possible impairment of long-lived assets held for use is required when events or changes in circumstances indicate possible impairment. The sum of expected future cash flows, undiscounted and without interest charges, related to the fixed asset being measured, is compared to the carrying amount of the respective assets. Estimates of future cash flows used to test the recoverability of a long-lived asset group should include only the future cash flows that are directly associated with and are expected to arise as a direct result of the use and eventual disposition of that asset group. If the carrying amount of the asset exceeds this value, an impairment loss exists and a write-down is necessary. Fair value is measured using discounted cash flows. Impairment losses cannot be written back.

Employee stock compensation

IFRS 2 requires an entity to recognise an expense (measured at fair value determined at the date of grant) in profit or loss with a corresponding credit entry to equity, for an equity-settled share-based payment. IFRS 2 contains detailed guidance on the determination of fair value, providing examples of methods which may be used. IFRS does not prescribe when each method is to be used.

IFRS 2 requires no further entries to be made on exercise of a share option by an employee for which an expense has been previously recognised in profit or loss, with a corresponding credit to equity. Accounting entries for the issue of shares (or purchase of own shares) in order to satisfy the exercise of the option will be recognised separately in accordance with company law.

IFRS 2 requires that any deferred tax asset related to share-based payments is remeasured at each balance sheet date based on the entity's current assessment of the tax deduction and the recognition of an expense.

Under US GAAP, companies may elect to follow the accounting prescribed by Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") or SFAS 123, "Accounting for Stock Based Compensation" ("SFAS 123"). Under US GAAP, compensation is recorded for the cost of providing the warrants and options to the employee over the relevant service period. The costs can be determined based on either the intrinsic value method (APB 25) or the fair value method (SFAS 123). Under the intrinsic value method, the compensation cost is the difference between the market price of the stock at the measurement date and the price to be contributed by the employee ("exercise price"). Under the intrinsic value method, the measurement date is the first date on which the employee knows the number of shares that such employee is entitled to receive and the exercise price. The measurement date is often the grant date; however, it may be later than the grant date in plans with variable terms that depend on events which occur after the grant date. Under the fair value method, the cost associated with the warrants and options is based in the fair value at the date of grant. Cost is estimated using an option-pricing model such as Black-Scholes. If an entity chooses to follow the intrinsic value method, it must make pro-forma disclosures of net income and earnings per share as if the fair value method had been applied.

Lease classification

Under IFRS, a lease is classified as a finance lease if substantially all the risks and rewards of ownership of the leased asset lie with the lessee. IFRS contains several classification criteria; if any one of these is met, the asset is classified as a finance lease:

(a) The lease transfers ownership of the leased assets to the lessee at the end of the lease term.

(b) The lease contains a bargain purchase or a renewal option.

(c) The lease term is for the major part of the economic useful life of the leased asset.

(d) The present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased assets.

(e) The leased asset is of such a specialized nature that only the lessee can use it without major modifications.

(f) If the lessee cancels the lease, the lessee is obliged to reimburse the lessor for any losses on the leased assets.

(g) Gains and losses in the fair value of the residual property accrue to the lessee.

Under IFRS, lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Under US GAAP, if any one of the following four criteria applies to a lease agreement, then the lease must be classified as a capital lease by the lessee:

(a) The lease transfers ownership of the leased assets to the lessee at the end of the lease term.

(b) The lease contains a bargain purchase option.

(c) The lease term is greater than or equal to 75 percent of the economic useful life of the leased asset.

(d) The present value of the minimum lease payments is greater than or equal to 90 percent of the fair value of the leased asset.

Inventories

Under IFRS, inventories are generally stated at the lower of cost and net realisable value ("NRV"). NRV is the actual or estimated selling price less all further costs to completion and all costs to be incurred in marketing, selling and distributing. Recording inventory using a NRV that is greater than cost is permitted only in certain circumstances. Accounting for inventory using a "Last in, first out" ("LIFO") method is prohibited. Reversals of write-downs are required if certain criteria are met.

Under US GAAP, inventories are carried at the lower of cost and market value. Market value is the current replacement cost subject to an upper limit of net realisable value and a lower limit of net realisable value less a normal profit margin. LIFO is permitted. Reversals of write-downs are prohibited.

Restructuring costs

Under IFRS, a liability for costs, including those associated with restructuring, is recognized when the enterprise has a present obligation arising out of a past event and it is probable (more likely than not) that an outflow of resources will occur and the amount of the liability can reliably be estimated. A restructuring provision may only be recognized if the enterprise has a detailed formal plan for the restructuring and its plant has either been announced to the employees in question or the enterprise has begun implementation.

US GAAP requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. It also provides that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Under SFAS 146, fair value is the objective for initial measurement of the liability. In respect of other exit costs, liabilities are recognized when they are incurred, which is normally when the goods or services associated with the activity are received.

Business

OVERVIEW

We are one of the world's largest aircraft engine module and component manufacturers by revenue, and the leading independent provider of maintenance, repair and overhaul ("MRO") services for commercial jet engines by revenue. We also manufacture modules and components for key European military engine programs and, through our participation in alliances that produce military aero engines, we are the supplier of substantially all military aero engines used by the German Armed Forces. In addition, we provide dedicated aero engine MRO and support services for the German Armed Forces. Our products for the commercial aviation industry are found in almost all thrust and power classes for applications ranging from megaliner passenger aircraft, such as the new Airbus A380 and the Boeing 747, to large passenger aircraft, such as the Boeing 777, Airbus A330 and A320 family, and to regional and private business jets. In the military sector, our products can be found in combat aircraft, such as the Panavia Tornado and the Eurofighter Typhoon, current and future transport aircraft programs, such as the Boeing C-17 and the Airbus A400M, and helicopters, such as the Eurocopter Tiger.

We had more than 7,400 employees as of December 31, 2004. For the year ended December 31, 2004, we had total revenues of approximately €1,918 million and EBITDA of approximately €214 million. Our headquarters are located in Munich. Other important facilities are located in Hanover, Ludwigsfelde, Zhuhai (China) and Vancouver (Canada).

INDUSTRY

The global aero engines industry encompasses two primary markets, commercial aero engines and military aero engines, with specific products designed for each market. The commercial aero engines industry includes engines for the air transport of civilian passengers and cargo. Similarly, the military aero engines market can be divided into engines for combat and transport aircraft, and the engines for each of these segments can be further divided based upon mission requirements.

In both markets, the role of individual aircraft drives the design and properties of aero engines. Safety, reliability, economic considerations and noise regulations are currently the main technology drivers in the commercial engines market, and exhaust emissions are receiving increasing attention. In addition to safety and economic considerations, the development of military engines is mainly driven by operational and political considerations. Partly due to the availability of government funding of military research and development costs, technological innovations are typically made in military engine programs and subsequently transferred to commercial engine applications. For example, we were responsible for the highly sophisticated intermediate pressure turbine in the development of the RB199 engine for the Panavia Tornado in the late 1970s. Today, we are one of the world leaders in low pressure turbine technology for commercial engine programs. More recently, we have achieved another technical milestone with the development of the next generation of high pressure compressor technology for the PW6000 aero engine, capitalizing on our experience in high pressure compressor technology with respect to military engine applications. Thus, although commercial and military aero engines are purpose built, significant commonality exists in the research, development, design and manufacturing of engines and the process for the commissioning of new engine programs. As a result, participants in the industry, including us, tend to be active in both end markets.

Participants in the aero engine industry can be divided into three segments: Manufacturers of aero engines (commonly known as OEMs), engine module manufacturers and manufacturers of components. The OEMs, which are primarily responsible for the overall engine program, include Pratt & Whitney, General Electric, Rolls-Royce and Snecma. Engine module and component manufacturers, including us, Avio, Volvo Aero, ITP and IHI, are usually responsible for the higher value added and technologically more advanced parts of an aero engine (such as the rotating parts of an engine, complex structures or modules and components that are subjected to high temperatures) and are typically highly specialized. Manufacturers of engine components typically deliver lower value added engine parts, such as casings and blades. In both the commercial and the military end markets, OEMs, engine module manufacturers and, to a lesser degree,

manufacturers of components closely cooperate in the development and manufacture of new engine programs.

Commercial aero engines

Four OEMs dominate the commercial aero engine market: Pratt & Whitney, General Electric, Rolls-Royce and Snecma. For each large commercial aircraft program, generally two OEMs are selected by the airframer to design, develop and certify an engine platform. Engines are generally sold separately from aircraft, giving the customer (airlines, cargo operators, leasing companies or corporate customers) a choice regarding which engine to buy based on technical capability and operational and economic considerations (including spare parts and MRO costs). In the business jet segment, however, typically only one engine platform is certified for a particular aircraft.

OEMs usually form alliances with module manufacturers and component manufacturers for the development and production of new aero engine platforms, as for example in connection with the V2500 aero engine (Pratt & Whitney, Rolls-Royce, MTU Aero Engines and Japanese Aero Engines Corp.). This is driven by the desire of the OEMs to spread the risks and costs associated with new engine developments, and to benefit from competition among manufacturers that supply the similar modules and components. Alliance members, on the other hand, benefit from a share of the engine program's revenues. Module and component manufacturers commonly pay OEMs fees to participate in new engine programs (known as entry fees). In recent years, OEMs have usually also been required to pay entry fees to aircraft manufacturers to participate in new aircraft programs.

Alliances for the development and production of commercial aero engines usually provide for risk and revenue sharing partnerships ("RRSPs"), which have become industry practice. In a RRSP, alliance members share a set percentage of the costs and risks associated with the development of a new engine program. Thus, alliance members commit to funding not only their own costs, but a portion of the total costs for research and development as well as manufacturing and other costs (including entry fees paid by OEMs to aircraft manufacturers) of a new aero engine. Similarly, all alliance members are liable for penalties and liabilities incurred as a result of production delays or defective engine parts, regardless of whether or not an alliance member was responsible for any such delays or involved in the production or assembly of such engine part or otherwise is "at fault." Costs incurred in connection with the engine program (such as discounts or guarantee payments) are shared proportionally to the relevant program shares or on the basis of cost assumptions, independent of individual costs incurred (such as development and manufacturing costs). In return for the assumption of costs and risks, alliance members receive a share of revenues from the sale of the engines and spare parts in accordance with the respective RRSP agreement. Such revenues, however, may be reduced by discounts on the list price of an engine (known as concessions) and by so called "drag" payments. Drag payments are payments within an alliance, mostly to the alliance leader (typically the OEM), to compensate the alliance leader for costs incurred by the assumption of certain tasks for the benefit of the other alliance members, such as marketing. Generally, RRSPs are entered into for a specific engine platform and run for the lifetime of the engine platform. While OEMs command the largest share of RRSPs, engine module manufacturers typically have program shares of 5-30% (depending on the technology provided) and are responsible for the supply of technologically advanced engine modules. Component manufacturers typically deliver lower value added and less complex engine parts and usually have much lower program shares (less than 10%).

Profit margins on the sales of new engine platforms are usually low or negative (particularly at the beginning of a new program), owing to significant research and development costs and high concessions typically offered. Depending on the number of OEMs competing for the production of the aero engine for any given application, the size of the engine program and the number of orders, OEMs and their RRSP partners generally accept lower or negative margins on the sale of new aero engines to secure the spare parts business, which is the primary source of profitability in the commercial aero engine market. Spare part sales usually provide for high margins and have high barriers to entry, as most spare parts can only be sourced through OEMs, which in turn obtain the relevant parts from the module and component manufacturers that are RRSP partners or suppliers with respect to the engine platform. This is mainly a result of the necessary technological expertise possessed by manufacturers, OEM warranties on engines (which generally do not cover engines using generic components) and stringent airworthiness authority and OEM certification requirements.

The commercial MRO business is not as clearly connected to the new engine business as the spare parts business. This is because MRO licenses for commercial engine programs may be granted regardless of whether the provider for MRO services is providing spare parts for a particular engine program. Profit margins in the commercial MRO market are affected by economies of scale, with higher volumes of serviced engines resulting in lower capital and fixed costs per engine visit and a more efficient utilization of skilled labor.

The commercial MRO market can be divided into five segments: engine overhaul (we operate almost exclusively operate in this segment), line maintenance, component maintenance, airframe heavy checks and major airframe modifications. In each of these segments, MRO services are generally provided pursuant to three different types of arrangements: fixed price contracts, "time and material" contracts and "flight hour" or "Power by the Hour" agreements. Fixed price contracts are usually entered into for routine MRO work. Under "time and material" contracts, labor is paid on an hourly basis and spare parts are sold at list price plus a handling fee. "Flight hour" or "Power by the Hour" contracts are priced on estimated flight hours for the life of the contract as well as the estimated scope of required MRO services, with the customer making monthly payments to the MRO provider based on actual engine usage. Thus, this pricing model requires complex analysis of engine usage (including assumptions on shop visit rates).

Military aero engines

Similar to commercial aero engines, European military engines are developed mainly by alliances formed by OEMs, engine module manufacturers and component manufacturers, as for example the EJ200 engine (produced by the Eurojet consortium, consisting of Rolls-Royce, MTU Aero Engines, ITP and Avio). Such alliances are formed primarily for political reasons, and many countries rely on local manufacturers for the military equipment of their armed forces. In the case of exports, alliance members are generally required to make investments in the importing country, give business to local suppliers, facilitate imports to the country of the exporting alliance member and comply with other "offset" obligations.

In contrast to commercial aero engine platforms, only one engine is developed for a particular aircraft and the customers of military engines, usually one or more national governments, typically fund research and development costs incurred by manufacturers in connection with a new engine program. Toward the completion of the research and development phase, the manufacturer and the government typically negotiated the production price for an engine prototype, based upon an estimate provided by the manufacturer. This was usually done on a cost-plus basis, with the government making prepayments through the year in accordance with the manufacturer's cost estimates and, after a mutual assessment of the actual costs at year-end, an additional payment. Once an aero engine had been tested and approved, full production commenced in accordance with the customers' requirements. At this point in time, a price for the aero engine and its components was fixed for the delivery phase. The development and production of the TP400 engine (which will power the A400M transport aircraft), however, is not priced on a cost-plus basis. Rather, the price for the development and production of this engine is agreed prior to the launch of the engine program. Consequently, the profitability of military engine programs depends largely on the ability to develop and manufacture on a cost efficient basis, including the use of economies of scale and the ability to improve operating margins by reducing manufacturing cost over the life of the program.

As part of the initial contract to develop and manufacture a military engine, alliance members and customers negotiate terms for the aftermarket and associated support, including MRO services and training. Spare parts are sourced exclusively from alliance members, while the MRO and other support business, as far as they are not performed by national armed forces, have generally been awarded to the local alliance member.

OUR COMPANY

We are one of the world's largest aircraft engine module and component manufacturers by revenue, and the leading independent provider of maintenance, repair and overhaul ("MRO") services for commercial jet engines (by revenue). We also manufacture modules and components for key European military engine programs and, through our participation in alliances that produce military aero engines, are the major provider of military aero engines to the German Armed Forces. In addition, we provide dedicated aero engine MRO and support services for the German Armed Forces. Our business encompasses the entire life

cycle of an aero engine program, which is typically up to 40 years for commercial engines and generally longer for military engines. In addition to new engine components, we also provide spare parts and MRO services for commercial and military aero engines. Our products for the commercial aviation industry are found in almost all thrust and power classes for applications ranging from megaliner passenger aircraft, such as the new Airbus A380 and the Boeing 747, to large passenger aircraft, such as the Boeing 777, Airbus A330 and A320 family, and to regional and private business jets. According to Airclaims, as of December 2004 approximately 30% of all commercial aircraft were equipped with our modules and components. In the military sector, our products can be found in combat aircraft, such as the Panavia Tornado and the Eurofighter Typhoon, current and future transport aircraft programs, such as the Boeing C-17 and the Airbus A400M, and helicopters, such as the Eurocopter Tiger.

We believe that we have established a strong market position through our technological leadership, excellent product quality and highly regarded brand. As a module and component manufacturer, our primary customers, or engine partners, are the leading manufacturers of aero engines (known as OEMs), such as Pratt & Whitney and General Electric. In addition, we are a shareholder in International Aero Engines ("IAE"), the consortium including Rolls-Royce that produces the V2500 engine family, which commands a leading market share in its segment. Through our participation in alliances, we are the supplier of substantially all military aero engines used by the German Armed Forces, and the main external provider of military engine MRO services (including technical and logistic support and training) to the German Armed Forces. In addition, we provide commercial aero engine MRO services to more than 90 airlines from five continents.

We have more than 90 years of manufacturing experience in aircraft engines. Originally owned by BMW, we were a wholly-owned subsidiary of Daimler Benz and DaimlerChrysler from 1985 to the end of 2003, when we were acquired by funds managed by Kohlberg Kravis Roberts & Co., one of the world's leading private equity firms. Today, we operate in Europe, the Americas and, through joint ventures, Asia, and we had 7,417 employees as of December 31, 2004. For the year ended December 31, 2004, we had total revenues of approximately €1,918 million and EBITDA of approximately €214 million.

We operate our business through three main units: Commercial Business, Commercial MRO and Military Business.*

- *Commercial Business (45% of total revenues in 2004)*—We are engaged in the development and production of commercial aero engine modules and components for commercial engine programs and we produce and provide spare parts for such engine programs. In the commercial business, our focus is on low pressure turbines, high pressure turbine components and high pressure compressors. New engine sales and spare parts sales each account for roughly half of our revenues from our Commercial Business unit but spare part sales are the primary source of profitability. In 2004, most of the business unit's revenue from the sale of new engines came from the V2500, which is used in the Airbus A320 family, the PW2000 (Boeing 757 and Boeing C17), the PW4000 Growth (Boeing 777) and the CF6 engine series, which powers the Boeing 747 and 767 and the Airbus A300, A310 and A330. In 2004, we generated most of our spare parts revenue from the CF6 engine series and the PW2000, V2500 and JT8D-200 (Boeing MD-80) engines. In 2004, our Commercial Business unit had revenues of €879.9 million (before consolidation adjustments). Substantially all of the revenues from the sales of commercial aero engines and spare parts were generated under RRSPs, which allow us to participate in the commercial success of engine platforms. The remainder of our revenues resulted from supply agreements with OEMs and sales of other products and services.
- *Commercial MRO (30% of total revenues in 2004)*—At our engine repair and overhaul centers, the largest of which are located in Germany and China, we provide MRO services for a wide range of commercial aircraft engines. In addition to engines that are manufactured with the participation of our Commercial Business unit, such as the V2500 and the CF6 engine family, we also service engines that are manufactured without our participation. For example, we hold licenses for the widely used CFM56 engine series (used on the Boeing 737 and the Airbus 318, 319, 320 and 321) and the CF34 aero engine (the leading engine family in the regional jet sector). To expand our customer base, we have entered into a MRO joint venture with China Southern Airlines, the largest airline group by revenue in the Chinese

* Percentages of total revenues show business unit revenues before consolidation adjustments as percentages of total revenues before consolidation adjustments.

market, which is experiencing strong growth in passenger and cargo traffic. In 2004, our Commercial MRO unit had revenues of €575.9 million (before consolidation adjustments).

- *Military Business (25% of total revenues in 2004)*—We develop and produce military aero engine modules and components and manufacture related spare parts. We are a leading participant in joint European programs for the development and production of key military engine platforms, including the EJ200 engine for the Eurofighter Typhoon combat aircraft, the TP400 engine for the future Airbus A400M transport aircraft and the MTR390 engine for the Eurocopter Tiger helicopter. In addition, our Military Business unit provides military aero engine MRO services. We are the lead contractor for almost all aircraft engines of the German Armed Forces and, as part of our military MRO business, have been overhauling J79 (F-4 Phantom), RB199 (Panavia Tornado) and Tyne (Transall) jet engines for many years. We have signed agreements for the MRO work on the engines of Germany's Eurofighters. This work is performed in one of our facilities, in close cooperation with German Air Force personnel. In 2004, our Military Business unit had revenues of €495.7 million (before consolidation adjustments).

OUR MARKETS

We categorize the markets in which we are active into the following three segments:

- *Commercial aero engine market*—Four manufacturers dominate the commercial aero engine market: General Electric, Pratt & Whitney, Rolls-Royce and Snecma. Each of these OEMs typically enters into risk and revenue sharing partnerships ("RRSPs") with selected industrial partners, like us. In RRSPs, module and component suppliers participate in the cost of development and production of each individual engine program in return for a fixed portion of revenues from engine sales and to capture the spare parts business. Spare parts are the main source of profits in the commercial aero engine market, as new engines are typically sold with large concessions to encourage airlines to buy them. Spare parts sales typically provide for long-term revenue over the life of an engine program (usually up to 40 years) and, since spare parts sales are linked to the usage of existing aircraft, they are less volatile than engine sales, which are driven by new aircraft deliveries. While the commercial aero engine market has been adversely affected by the recent global economic downturn, the events of September 11, 2001, the outbreak of the severe acute respiratory syndrome, or SARS, and the war in Iraq, passenger and cargo traffic recovered in 2004. On the back of this recovery, with world international passenger traffic and global cargo traffic exceeding the previous peak traffic levels of 2000, industry-wide spare parts sales increased in 2004. In February 2005, AeroStrategy forecasted that global air traffic, measured by revenue passenger kilometers, would grow by at least 5% annually in the period from 2005 to 2009.
- *Commercial MRO market*—We are the sixth largest commercial aero engine MRO provider worldwide by revenue and the leading independent provider of commercial aero engine MRO services (we are neither affiliated with an OEM nor a commercial airline) by revenue. Our primary competitors are non-independents, such as OEMs and their affiliates and MRO operations of major airlines, such as Lufthansa Technik. Revenues from commercial MRO services are driven principally by passenger and cargo traffic volumes. However, a significant portion of MRO work is required at specific intervals imposed by aviation authorities and aero engine manufacturers, making revenues (on an industry-wide basis) less cyclical than revenues from the sale of new aero engines. Although the MRO market suffered following the events of September 11, 2001, we expect the MRO market to grow in the long term with fleet expansion and a continued recovery in passenger and cargo traffic. We also believe that the trend among commercial airlines to outsource their MRO operations will continue. AeroStrategy valued the global market for commercial aero engine MRO services to be $12.2 billion in 2004 and forecasts that this market will grow to $24.1 billion in 2014 for western-built jet aircraft with more than 35 seats.
- *Military aero engine and MRO market*—Due to the long-term and strategic nature of military procurement programs, the military aero engine market is more stable than the market for commercial aero engines. Defense budgets for military aircraft, which are primarily based on political considerations regarding armament procurement, drive the military aero engine business. Military MRO work, on the other hand, is principally a function of the usage of aircraft. Unlike the market for commercial aero engines, military markets are still highly national. Our focus is on Europe, and we, through our participation in alliances, are the supplier of substantially all military aero engines used by the German Armed Forces. However, we also supply (either directly or through alliances in which we

participate) products and services to other armed forces, including the armed forces of Australia, France, the United Kingdom, Italy, Saudi Arabia, Spain, South Africa, Turkey and the United States. We believe that new joint European aircraft programs, including the Eurofighter Typhoon combat aircraft, the Eurocopter Tiger attack helicopter and the A400M transport aircraft, will continue to be the key aircraft for engine programs in the European military aero engine market (both for new engines and, increasingly, for spare parts). In addition, we believe there is significant export potential for three engine programs, in which we participate, the EJ200, the TP400 and the MTR390. We provide aero engine MRO services to the German Armed Forces, in particular with respect to the RB199, EJ200 and J79 combat aircraft engines, the Tyne engine (which powers the Transall transport aircraft) and the T64 and RR250 helicopter engines. Due to the phasing-out of the Panavia Tornado (which is equipped with the RB199 engine), we expect the market for our military MRO services to decline. In the medium term, however, we believe that this decline will be partially offset by MRO work performed with respect to new EJ200 engines. We expect that a substantial percentage of aero engine MRO work currently performed by the German Air Force at German military facilities will be outsourced to us in connection with the "cooperative model." This model, pursuant to which we provide comprehensive MRO, logistical support and training services, has already been implemented with respect to the EJ200 engine program, and we are currently negotiating the extension of this model to other military engine programs.

OUR KEY STRENGTHS

We believe that the following are the key strengths of our business:

- *Strong market positions providing for future growth*—We have strong market positions in each of our segments, which we believe positions us well to drive the overall growth of our business. International air transport is a growth market—Airbus, Airline Monitor and Boeing all predict annual average passenger traffic growth in excess of five percent over the next 20 years. Airlines are increasingly focused on fleet standardization and investment in more fuel efficient, quieter aircraft to comply with environmental regulations and to reduce operating costs. We believe this will result in fleet upgrade and replacement, which will contribute to growth in new engine sales in the future. We believe that our commercial MRO business will also benefit from increasing air traffic levels and larger aircraft fleets.

  - *Leading provider of technologically advanced modules and components for new and established engine programs and important partner for all leading OEMs*—We are one of the world's largest manufacturers of aero engine modules and components by revenue. We participate in the development and manufacture of nine commercial engine programs, which represent a portfolio that is well balanced across the engine life cycle and almost all thrust ranges. We provide complex modules that are critical to an engine's performance, including low pressure turbines, high pressure turbine components and high pressure compressors, on major engine platforms. In addition, we believe we are the only non-OEM that manufactures entire modules for the core compressor portion of the engine. We closely cooperate with OEMs, in particular General Electric, Pratt & Whitney and Rolls-Royce, in the development and manufacture of key engine programs, such as the GP7000 (Airbus A380) and the V2500 (which is used in the Airbus A320 family) engine programs. We believe that we will benefit from the current and projected upturn in the commercial aero engine market through increased sales of new engines, thus increasing our large installed base and driving high margin spare parts revenues in the future. We continue to move towards a greater share of production and the assumption of more design responsibility in engine programs, as demonstrated on the PW6000 (Airbus A318) engine program, for which we are providing the low pressure turbine and the high pressure compressor.

  - *Leading MRO provider for commercial jet engines*—We are the sixth largest commercial MRO provider and the largest independent provider of MRO services for commercial jet engines worldwide by revenue. We believe that our strong market position, leading service quality and turn-around times, value-added repair capabilities, and our global presence enable us to generate new business opportunities which, in turn, are expected to lead to significant growth. In particular, we expect that this strong market position will allow us to benefit from the projected growth of Asian air traffic. In December 2002, we opened a facility in Zhuhai, China with our joint venture partner China Southern Airlines to enter this important market. We believe that this facility makes

us the largest western-based aero engine MRO provider in terms of shop visits in China. We hold MRO licenses for 18 aero engine programs and service engines for more than 200 customers (including 90 airlines) in all thrust and power classes from large commercial aircraft to private business jets, and we hold MRO licenses for industrial and marine gas turbines. Within the aero engine MRO market, the engine programs with respect to which we provide services as a whole are projected to grow at above market rates, which is mainly due to the relatively young age profile of these programs. As we expect commercial airlines to continue to outsource engine MRO activities and airlines increase the utilization of their aircraft, we believe our leading capabilities position us well to increase our market share.

- *High program share in European military engine programs*—We are a leading partner in key pan-European military engine programs, including the development and production of the EJ200 engine for the Eurofighter Typhoon combat aircraft, the TP400 engine for the future A400M transport aircraft and the MTR390 engine for the Eurocopter Tiger attack/escort helicopter. In addition, and partly through alliances in which we participate, we provide a full range of services to the German Armed Forces, from the development, manufacture and assembly of aircraft engines to maintenance, repair and overhaul. In 2002, we entered into an agreement (the "cooperative model") with the German Armed Forces, pursuant to which we provide more extensive aero engine MRO services, logistical support and training to the German Armed Forces, and we are currently in discussions with the German Ministry of Defense regarding the outsourcing of more aero engine MRO work to us. We believe that our participation in long-term military programs provides us with a strong technological base, and that we can transfer the technological know-how acquired in the typically customer-financed military business to commercial engine modules and components. There is also the opportunity for growth via exports with respect to certain engine platforms, as demonstrated by the order of 18 Eurofighter Typhoon aircraft (38 EJ200 engines) by Austria and the order of 48 MTR390 engines by Eurocopter on behalf of Australia as well as the cooperation agreement between Airbus Military and the South African government regarding the procurement of eight A400M military transport aircraft with TP400 engines. The military business also serves to mitigate some of the cyclicality of the commercial aero engines business.

- *Barriers to entry*—We develop and manufacture high technology aero engine modules and components, and we benefit from the fact that the aero engine module and component market in general is difficult to penetrate. There are significant barriers to entry, such as: (i) stringent certification requirements and necessary regulatory approvals; (ii) substantial upfront investments for the development of complex components for major aero engine programs and associated tooling and manufacturing capabilities; (iii) high technological expertise required, from the initial aerodynamic design phase, in which we provide important support to the OEMs, through to the completion of the engine modules and components in an increasingly precise and complex process; (iv) preference among aero engine manufacturers for suppliers and partners with proven industry know-how, experience and scale; (v) preference among governments to award national defense contracts to alliances in which national manufacturers participate; and (vi) the substantial cost, generally strong contractual restrictions and time delay to the aero engine manufacturers if they were to change suppliers or RRSP partners once a product design has been approved by their customers. In addition, only a limited number of aero engine module manufacturers, including us, have the necessary scale to participate as alliance partner in key engine programs.

- *Leading technology due to substantial investments in the past*—Despite a challenging commercial airline market since 2001, we have undertaken significant company-funded research and development and targeted capital expenditures during the period from 2002 to 2004, with €456 million invested in research and development and €287 million in capital expenditures, together representing approximately 12.2% of total revenues for that period. In addition, we conducted €218 million of customer-funded research and development over that period. Recent research and development spending peaked in 2003, as the GP7000 and the PW6000 reached the peak of their development effort, decreased in 2004, and is anticipated to decrease further over the next few years as modules for these and other engines move from development to production. We believe that our previous substantial investments in research and development and substantial capital expenditures have helped us to further our reputation as a leading manufacturer of aero engine modules with a reputation for technological leadership and high quality. We have developed benchmark technology for military and commercial

applications, including turbines and low and high pressure compressors for the RB199 (Panavia Tornado) and EJ200 (Eurofighter Typhoon) and the PW6000 (Airbus A318) aero engines. We received the 2002 Innovation Award of the German Industry for the development of the high pressure compressor for the PW6000 aero engine.

- *Balanced product portfolio with visibility on cash flow potential*—We believe that our aero engine portfolio is well balanced between (i) mature engine programs, which generate strong revenues and cash flows from the steady and predictable, and hence profitable, sale of spare parts, such as the CF6-80 engine family and the PW2000, (ii) growth programs, which generate both substantial new engine sales as well as increasing spare parts revenues, such as the V2500, and (iii) younger engine platforms with strong growth potential, such as the GP7000. In addition, the installed base of engine programs in which we participate has a lower average age and park rate compared to the industry average, which we believe should make our fleet less sensitive to industry cycles and also provide significant future growth potential as these engines age and generate demand for spare parts. Our strong order backlog for new aero engine modules and components, which amounted to approximately €3.4 billion as of March 31, 2005, underlines the visibility on future revenues.
- *Experienced management team focused on improving operational efficiency*—We have a highly experienced management team, led by Chief Executive Officer Udo Stark. Our executive team (Udo Stark, Reiner Winkler, Dr. Michael Süß and Bernd Kessler) has many years' experience in advanced manufacturing, engineering and aftermarket industries. Despite a difficult market environment over the last three years, our management was able to maintain sales and step up the development effort of new programs. In addition, our management was able to significantly improve productivity and gross margin, and plan to continue to pursue specific efficiency programs in the future.

OUR BUSINESS STRATEGY

The key components of our strategy are as follows:

- *Execute on potential of existing engine programs*—we have made significant development expenditure and financial investment into our current portfolio of commercial and military engine modules. Our main strategic priority is to ensure that we now and in future maximize our financial returns from these various engine programs. Our participation in the V2500 engine is currently a major contributor to our revenues through the sale of new engine modules, spare parts and the provision of maintenance services. We intend to optimize and improve our manufacturing and maintenance processes to ensure that we generate improving profit margins as the volume of spare parts sales and maintenance services increase as expected over the next few years. Another priority is to successfully launch the new engine programs for which we have made substantial development expenditure and investments in recent years. We expect the GP7000 engine for the new Airbus A380 to be our most significant engine program in the years ahead. As of the end of 2004, the GP7000 captured 56% of firm orders for the A380, and we expect its entry into service in 2006. Also in 2006, we expect the PW6000 engine to be ready to enter into service on the Airbus A318. On the military side, the EJ200 program entered full production in 2003, and accounted for 38% of our revenue from sales of military engines and related services in 2004.
- *Leverage latest technology on new platforms*—We have invested heavily in advanced high compressor technology in recent years, and intend to utilize this capability with respect to new engine programs, and thereby selectively increase our program share. We are currently in discussions with our partners in IAE regarding the successor program to the V2500 engine and believe that expertise gained from development of technology for the PW6000 will assist us in our discussions. On the military side of the business we are currently in the development phase for the TP400 engine, where we have responsibility for the intermediate pressure turbine and compressor, and the digital engine control unit ("DECU"). Our significant experience in compressor and DECU technology gained on previous military programs should enable us to deliver an advanced solution that meets specified customer requirements. In addition, we intend to further optimize our product and process technologies.
- *Profitably grow our Commercial MRO business*—Over the last few years we have devoted significant management resources to rationalizing and repositioning our MRO operations. As a result, we believe that this business is well positioned to improve its profitability, experience strong growth and to increase its market share. Our strategy is to be and improve our position as the premier independent

supplier of MRO services and competitive alternative to the OEM maintenance providers. We aim to win new MRO customers and expand our market share in Asia and the Americas. To this end, we formed a joint venture with China Southern Airlines to access the Chinese market, which was forecasted by AeroStrategy in February 2005 to be the fastest growing market over the next 20 years with the youngest aircraft fleet worldwide. We also intend to expand the scope of our MRO business by developing and offering advanced parts repair processes and marketing these processes to third parties, and by moving into the accessory business (including, for example, fuel pumps and distributors).

- *Take advantage of export opportunities for Military Business*—With respect to our military business, through the alliances in which we participate, we intend to capitalize on the significant export potential for some of our engine programs, such as the EJ200, the TP400 and the MTR390. To date, export orders have already been placed by the armament procurement agency of Austria for the Eurofighter Typhoon (which is equipped with the EJ200 engine) and by the Australian armament procurement agency for MTR390 engines. At the end of April 2005, Airbus Military and the South African government entered into a cooperation agreement regarding the procurement of eight A400M military transport aircraft with TP400 engines.
- *Continue to improve operating efficiency*—We have established a defined set of measures and initiatives, such as our Impact 100 program, to further improve our operating efficiency and profitability. As part of this strategy, we have reorganized the operations at our facilities in Munich and Hanover in Germany, and we have completed the restructuring of our Canadian operations. In addition, we are planning to further improve our operating efficiency over the next few years through the implementation of programs aimed at reducing overhead, operating costs and capital expenditure and improving working capital and supply chain management. We continuously seek to improve existing manufacturing processes to gain increased efficiencies and cost improvements, and we expect our future financial performance to improve as a result of these actions.

OUR PRINCIPAL PRODUCTS AND SERVICES

We focus on the development and manufacturing of technologically advanced and highly complex engine modules and components, such as low and high pressure compressors and low pressure turbines for all thrust and power categories. In addition, we provide MRO services to operators of commercial and military jet engines and operators of industrial and marine gas turbines.


High pressure compressor
High pressure turbine
Fan
Low pressure compressor
Combustion chamber
Low pressure turbine

The operation of a typical jet engine can be summarized as follows:

- Low and high pressure compressors consist of a series of bladed disks that rotate at high speeds. They compress large volumes of air that are ingested by the engine's fan and force the air into the combustion chamber under high pressure.
- In the combustion chamber, fuel is injected and mixed with the compressed air, and the fuel-air mixture is continuously burned. The resulting heat expands the gas to a multiple of its volume, causing it to

escape from the combustor into the turbines (high pressure turbine, low pressure turbine) at high pressures and velocities. In the turbine, the energy of the gas is converted into mechanical energy.

- The mechanical energy generated by the turbines (high pressure turbine, low pressure turbine) drives the compressors and the fan. The fan, together with the "jet" of exhaust gases resulting from the combustion process, produces the thrust powering the aircraft. A turbine must be capable of withstanding very high stresses, such as extreme gas temperatures and centrifugal forces of several tons.

Commercial aero engine programs

Our modules and components for commercial aero engines can be found in almost all thrust and power classes for applications ranging from wide-body to narrow-body aircraft. We estimate that currently 30% of commercial aircraft are equipped with our engine modules or components. According to data compiled by Airclaims, as of the end of 2004 the active fleet of engines equipped with our modules and components totaled 10,400 (including 528 PW2000/F117 engines for C-17 military transport aircraft). Airline Monitor forecasts our active fleet to grow to 12,146 engines by 2009 (excluding military and special applications).

The following table provides an overview of our participation in major commercial aero engine programs. We are a partner in each of the RRSPs that develop and manufacture these engines, and we hold significant stakes in most of these programs.

Engine	Aircraft	Partners	Our components	Program share	Entry into service
GP7000	Airbus A380	General Electric, Pratt & Whitney, Snecma, Techspace Aero	Low pressure turbine, turbine center frame, high pressure turbine components	22.5%	2006 (expected)
PW6000	Airbus A318	Pratt & Whitney	Low pressure turbine, high pressure compressor	18% (high pressure compressor); preferred supplier for low pressure turbine	Ready for entry into service in 2006 (expected)
PW4000 Growth	Boeing 777	Pratt & Whitney, Avio, Volvo Aero, MHI	Low pressure turbine	12.5%	1995
V2500	Airbus A319, 320, 321, Boeing MD-90	Pratt & Whitney, Rolls-Royce, Japanese Aero Engines Corp.	Low pressure turbine	11%	1988
PW2000	Boeing 757, C-17	Pratt & Whitney, Avio, Volvo Aero	Low pressure turbine, turbine exit casing, high pressure turbine disks	21.2%	1984
JT8D-200	Boeing MD-80	Pratt & Whitney, Volvo Aero	Components for high and low pressure turbines	12.5%	1984
CF6 series	Airbus A300, 310, 330, Boeing 747, 767, MD-11	General Electric, Snecma, Volvo Aero, Avio, IHI	Components for high and low pressure turbines and compressors	9.1% (CF6-80C); program shares with respect to other CF6 engines cannot be disclosed due to confidentiality obligations	1973
PW300 family	Learjet 60, Cessna Sovereign, Hawker 1000, Gulfstream 200, 328JET, Dassault Falcon 7X	Pratt & Whitney	Low pressure turbine	25% (PW305/306) 15% (PW307)	1991-2004; Dassault Falcon 7X in 2007 (expected)
PW500 family	Cessna Bravo, Cessna Excel	Pratt & Whitney	Low pressure turbine	25%	1996-1997

Large passenger and other aircraft

GP7000 (under development). With more than 260 firm orders for installed engines as of the end of 2004, representing a share of 56% of aero engines on the new Airbus A380 fleet, we believe that the GP7000 will become one of our most significant commercial engine programs in the years ahead. Commercial airlines that have ordered GP7000 engines for their fleet include Air France, Emirates and Federal Express.

PW6000 (under development). We currently expect the first PW6000 engines to be ready for entry into service in 2006. We believe that the PW6000 engine program and the high pressure compressor technology developed in connection with this engine will contribute to our future growth.

PW4000 Growth. As of the end of 2004, the PW4000 Growth had an active fleet of 274 engines, representing approximately 30% of engines on the Boeing 777. In addition, there was an order backlog with firm orders for 56 new engines at that point in time. End customers of PW4000 Growth engines include United Airlines, All Nippon Airways, Japan Airlines, Korean Air, and Air China.

V2500. We expect the V2500 program will remain one of our most important engine programs for years to come, both in terms of new engine sales, with firm orders for 934 engines as of the end of 2004, and spare parts and commercial MRO business, with an active fleet of 2,112 engines as of the end of 2004. At present, we are in negotiations with our partners regarding our participation in the development of a successor engine for narrowbodies. Commercial airlines that have installed V2500 engines on their fleet include United Airlines, America West Airlines, Jet Blue Airways, British Airways and Indian Airlines.

PW2000. With 1,362 active engines as of the end of 2004, the PW2000 engine and its military sister, the F117 engine, continue to contribute substantially to our spare parts business. PW2000 engines can be found on the fleets of United Airlines, Delta Airlines, Northwest Airlines, Song, UPS Airlines and other commercial airlines. Although the final assembly line for the Boeing 757 was closed in 2004, the F117 is still being produced for the C-17 military transport aircraft (208 firm orders for installed engines as of the end of 2004).

JT8D-200. The JT8D-200 is the second best selling engine program in which we have participated to date. Although the delivery of new JT8D-200 engines has been discontinued, about 90% of the engines originally delivered were still in service, with an active fleet of 2,156 engines, as of the end of 2004. End customers of the JT8D-200 engine include American Airlines, Delta Airlines, Alitalia, SAS and Aeromexico.

CF6-80. With approximately 3,030 active engines as of the end of 2004, the CF6-80 series is the best-selling commercial engine program in which we have participated to date, and it is an important source of revenue from commercial MRO services and spare parts. The latest version of the CF6-80 engine family, the CF6-80E, is currently sold for the Airbus A330. Commercial airlines that have installed CF6-80 engines on their fleet include Japan Airlines, all Nippon Airways, American Airlines, Federal Express, KLM and Air France.

Private business jets

PW300/500. We believe that the PW300 engine family, with an active fleet of 974 engines as of the end of 2004, and the PW500 engine family, with an active fleet of 1,396 engines as of the end of 2004, are among the most successful engine programs for business jets. While both engine families generate revenues from spare part sales and MRO business, we expect further growth from the PW300 engine family with new versions of this engine entering into service over the next two years.

Industrial gas turbines

LM Series. We also produce industrial gas turbines, which are derived from aero engine programs. We are party to an RRSP agreement with General Electric for the production of the LM6000 gas turbine, a derivative of the CF6-80C, and we hold supplier contracts for the LM5000 gas turbine, a derivative of the CF6-50, and the LM2500/2500+, a derivative of the CF6-6.

Commercial MRO

Based on information provided by AeroStrategy, the commercial aero engine MRO market can be divided into five segments: engine overhaul (34% of the market by revenue), line maintenance (23%), component maintenance (21%), airframe heavy checks (14%) and major airframe modifications (8%). We almost exclusively operate in the engine overhaul market. We aim to differentiate ourselves in the market by tailoring the MRO process to the requirements of our customers, which improves the reliability of engines and offers greater control over costs. According to the agreed work scope, the engine is disassembled once it arrives at our facilities and the engine's modules and components are cleaned and inspected. Engine parts are then repaired or replaced to the extent necessary and in compliance with the customer's requirements,

before the engine is reassembled, tested at our facilities and shipped back to the customer. The entire overhaul process is focused on quality, cost, turnaround time and the agreed delivery date. Apart from engine overhauls, we also provide "aircraft on ground" services on site in the event of engine failures. In addition, we lease engines to customers to help our customers reduce their spare engine stocks and related costs. We also offer continuous on-line engine monitoring services which allow us to monitor the status of an engine and its components in real time, thus enabling us to provide our customers with more accurate forecasts as to the timing of necessary shop visits and engine repairs. As part of our "Total Engine Care™" program, we offer our customers all-encompassing aero engine overhaul services around the world and at any time.

We operate a global network of aero engine MRO facilities. We are the leading MRO provider with respect to the V2500 engine family by revenue and the leading independent provider, by revenue, of MRO services for the CF6-50/-80C2 engines and the PW2000 engine. Our largest facility and center of excellence for mid-sized and large engine MRO services is based in Hanover, Germany. We overhaul CF6-50/-80C2, V2500, CFM56-7, and PW2000 engines at this facility. Our second largest facility is based in Berlin-Brandenburg, Germany. This facility focuses on the overhaul of small aero engines for regional and business jets, as well as the maintenance of industrial and marine gas turbines. At this facility we also perform MRO contracts sold by Pratt & Whitney Customer Service Center Europe, our joint venture with Pratt &Whitney Canada, which exclusively markets our joint MRO capabilities to all customers in Europe, the Middle East and Africa. In December 2002, we established MTU Maintenance Zhuhai in China, our joint venture with China Southern, China's largest commercial airline group. We commenced operations at MTU Maintenance Zhuhai in February 2003. At present, this facility is focused on MRO services for CFM56 and V2500 engines. Other locations include an MRO facility in Vancouver, Canada, (focusing on CF6-50 and CFM56-3 engines) and our joint venture with Lufthansa Technik in Malaysia (focusing on the repair of turbine blades for CF6, CFM56 and V2500 engines), as well as a sales office in Brazil.

Based on market data published by AeroStrategy, the licenses we hold provide us with access to approximately 63%[1] of the worldwide aero engine MRO market in terms of revenue. Among other engine programs, we provide aero engine overhaul services for the CF6-80C2 engine, the largest program in the world in terms of revenue from MRO services, and for the CFM-56 engine family, the largest aero engine family, with markets which AeroStrategy valued to be in excess of $1.7 billion for the CF6-80C2 engine and $3.1 billion for the CFM-56 engine family in 2004. In addition, we overhaul CF6-50, V2500, PW2000, CF34-3, JT15D, PW200, PW300 and PT6A aero engines as well as LM2500, LM5000 and LM6000 industrial and marine gas turbines. In the future, we also intend to provide MRO services with respect to CF34-8, CF34-10, PW500, GP7000 and PW6000 engines.

AeroStrategy estimated the commercial aero engine overhaul market to be $12.2 billion in terms of revenue in 2004, and forecasts this market to grow at a compound annual growth rate of 9.1% to $24.1 billion in 2014. We believe we will benefit disproportionately from this growth, as AeroStrategy forecasts the market share of the engine programs for which we hold licenses to increase from $7.6 billion of revenue in 2004 (63% of the total market) at a compound annual growth rate of 8.1% to $16.5 billion of revenue in 2014 (68% of the total market).

(1) Based on revenue generated in 2004 from MRO services worldwide (excluding Russia) for engines of western built aircraft with more than 35 seats.

Military aero engine programs

The following table provides an overview of our participation in key military aero engine programs. We are a member of each of the alliances that develops and manufactures these engines, and we hold significant stakes in each program.

Engine	Aircraft	Partners	Our components	Program share	Entry into service
TP400	A400M Tactical Transport Aircraft	Rolls-Royce, Snecma, ITP	Intermediate pressure ("IP") compressor, IP turbine, IP shaft, engine control unit (with Snecma)	22.2%	2009 (expected)
MTR390	Eurocopter Tiger	Rolls-Royce, Turbomeca	Combuster, high pressure turbine, related accessories	41% (MTR390-2C)	2004
		ITP (MTR390-E)		33% (Memorandum of understanding with respect to the MTR390-E)	2010 (expected)
EJ200	Eurofighter Typhoon	Rolls-Royce, Avio, ITP	Low and high pressure compressors, electronic controls	30%	2003
RB199	Panavia Tornado	Rolls-Royce, Avio	Medium and high pressure compressors, external wheelcase, intermediate pressure turbine, intermediate casing, thrust reverser, bypass duct, engine control	40%	1979

TP400. To date, 180 A400M aircraft with 720 TP400 engines have been ordered by the air forces of Germany, France, the United Kingdom, Turkey, Spain, Belgium and Luxembourg. Our Ludwigsfelde facility (Berlin-Brandenburg) has the exclusive responsibility for the final assembly of all 720 TP400 engines. The first flight of the A400M is expected for 2007. According to the current delivery schedule, A400M aircraft will be delivered to the customers between 2009 and 2021. We see significant potential for additional TP400 engine sales, in particular due to the requirement of replacing ageing C-130 Hercules military transport aircraft. South Africa is the first export customer (eight A400M transport aircraft). Other potential export customers are Australia, Saudi Arabia, Canada, Sweden and Norway.

MTR390. Procurement contracts for 342 MTR390 engines were awarded by the military procurement agencies of Germany and France, and the first MTR390 engines have already been delivered. We believe that the MTR390 engine has significant export potential. At the beginning of 2004, Eurocopter ordered 48 engines on behalf of Australia. The armament procurement agency of Spain has entered into an agreement for development activities with respect to a more powerful version of the engine, the MTR390 Enhanced. We expect Spain to order 52 of these engines for a new model of the Eurocopter Tiger. In connection with the procurement of a new attack helicopter by the armed forces of Turkey, we expect the Eurocopter Tiger with the MTR390 engine to be considered as one of the key candidates by the Turkish armament procurement agency, which is currently expected to order up to 30 helicopters as part of a potential order for a total of 91 helicopters. Other potential export customers for the Tiger are Sweden and Finland. In addition, the armament procurement agency of South Korea is considering the MTR390 for its helicopter program.

EJ200. The EJ200 engine program is our largest military engine program, currently accounting for approximately 38% of revenues from military engine sales. The Eurofighter Typhoon is being produced and delivered in three tranches for the armed forces of Germany, the United Kingdom, Italy and Spain. The procurement schedules are as follows:

- Tranche 1: purchase order issued and funds allocated for 148 aircraft and 363 aero engines; engine delivery expected to be completed in 2006;

- Tranche 2: purchase order issued and funds allocated for 236 aircraft and 519 aero engines; engine delivery expected from early 2007 to 2012; and
- Tranche 3: framework agreement signed but no funds allocated for 236 aircraft and 500 aero engines; engine delivery planned from 2012 to 2016.

Procurement with respect to Tranche 3 is subject to final governmental approvals and purchase orders may be postponed, or plans for the purchase of aircraft may be cancelled for budgetary or other reasons. See "Risk Factors—Military Business—A decline in German or other European defense budgets, changes in funding priorities, or delays in aircraft production relating to the programs in which we participate may adversely affect our sales of engine modules and components used on military aircraft and the market for military aircraft and may reduce our revenues and increase our costs."

We believe that the EJ200 engine has significant export potential. Firm orders for 18 Eurofighter Typhoon aircraft have been placed by the Austrian Armed Forces in 2003. With respect to these aircraft, Eurofighter ordered 38 EJ200 engines (including two spare engine) in 2004. Other potential export customers for the Eurofighter Typhoon are Greece, Switzerland and Norway.

RB199. The RB199 has been one of our most significant engine programs in terms of revenue from engine sales over the past three decades. In total, 2,504 RB199 engines were delivered to the armed forces of Germany, the United Kingdom, Italy and Saudi Arabia. Since the production of this engine ceased in 1998, our activities have focused on the supply of spare parts, MRO, engineering and logistic support. The RB199 represents a major source of revenue from spare parts sales and MRO.

Military MRO

We have been providing MRO services for key military aircraft engine programs for many years, such as the J79 (F-4 Phantom), Tyne (Transall) and the RB199 (Panavia Tornado) jet engines and the T64 and RR250 helicopter engines, and we recently entered into agreements for MRO services with respect to the EJ200 engine (Eurofighter Typhoon). Apart from engine repair and overhaul, the services we provide also include engineering and logistic support, on-site support, training of military personnel and supply chain management. We offer these services to the German Armed Forces and other customers of our military MRO services, and we expect the trend towards the outsourcing of MRO and related services by national armed forces to continue.

The RB199 engine accounted for the largest share of our revenues from military MRO services in 2004. With the reduction of the German Tornado fleet and the increase in Eurofighter aircraft flown by the German Armed Forces, we expect the EJ200 to become our top military MRO program in terms of revenues. We also expect further growth from the TP400 and MTR390 engine programs.

Other products and services

We provide products and services outside of our core markets. These markets include the industrial and marine gas turbine market and the engineering and technology services markets for the aerospace and the automotive industry. In addition, we also provide engineering services for information and communications technology. Our customers value our experience and expertise in the aircraft engine and components industry.

CUSTOMERS

While the ultimate customers of our Commercial Business largely comprise major commercial airlines and cargo operators, such as American Airlines, Delta Airlines, United, Japan Airlines, Lufthansa and Alitalia, and the end customers of our Military Business are armament procurement agencies, because we rely on alliances for the majority of our business, our primary customers include our partners in RRSPs and other alliances. Among these, our largest customers are leading OEMs, such as General Electric and Pratt & Whitney. Our five largest customers in the year ended December 31, 2004 were General Electric, Pratt & Whitney, IAE (consisting of Pratt & Whitney, Rolls-Royce, Japanese Aero Engines Corp. and MTU Aero Engines), Eurojet Turbo GmbH (Rolls-Royce, MTU Aero Engines, Avio and ITP) and Turbo-Union, Ltd (Rolls-Royce, MTU Aero Engines and Avio). These customers accounted for approximately 18%, 17%,

12%, 10% and 7%, respectively, of our total revenue from sales and services, or 64% of our total revenue from sales and services for that period.

In addition to our alliances with leading OEMs, we have strong relationships with the ultimate customers in the commercial MRO business. These include major passenger and cargo airlines, such as China Southern Airlines, Atlas Air, Air Canada, America West Airlines, Indian Airlines and Hapag Lloyd Flug, and leasing companies, such as ILFC.

In our military business, through our consortia we are the leading supplier of aircraft engines and spare parts to the German Armed Forces. In addition, we provide external aero engine MRO services to the German Armed Forces. We (directly and through alliances in which we participate) also provide products and services to other armed forces, including the armed forces of the United Kingdom, Italy, Saudi Arabia, France, the United States, Spain, Turkey and Australia.

SUPPLIERS

We have well-established and long-standing relationships with most of our suppliers. Our largest suppliers during the last fiscal year were IAE, General Electric, Leistritz Turbomaschinen Technik GmbH and Aerotech Peissenberg GmbH & Co. KG.

In the year ended December 31, 2004, our largest suppliers for purposes of commercial and military aero engine manufacturing were Leistritz Turbomaschinen Technik GmbH and Aerotech Peissenberg GmbH & Co. KG, who together represented approximately 30% of our supplier volume for engine manufacturing, based on our estimates. Leistritz Turbomaschinen Technik GmbH is a supplier of compressor airfoils and Aerotech Peissenberg GmbH & Co. KG is a supplier of finish-machining disks, rings and other forged parts.

Our largest suppliers for commercial MRO during the last fiscal year were IAE and General Electric, who mainly provided us with spare parts for aero engine MRO activities and with whom we have agreements which provide us with licenses to use their processes in servicing engines. We purchased approximately 42% of our supplier volume for commercial MRO from IAE and General Electric in 2004, based on our estimates.

All of our main suppliers are sole-source providers for the components or parts that are their responsibility, with the exception of certain key components that are double-sourced for risk mitigation purposes. There are no alternative suppliers for spare parts from General Electric and Pratt & Whitney. In most cases, alternative sources of materials and components are available, but only with the incurrence of additional costs and delays to our production schedules. However, due to the highly specialized nature of products supplied to us, the relationship with some of our suppliers is one of mutual dependency. See "Risk Factors—General—Any significant disruption in our supply from key vendors could delay production and adversely affect our sales."

COMPETITION

Commercial aero engines, engine modules and components and spare parts

Competition in the market for commercial aero engines, engine modules, engine components and spare parts is intense, with competition primarily based on technological innovation, efficiency, quality and price. Our commercial engine modules, components and spare parts business is primarily affected by two types of competition: first, the aero engine programs in which we participate face competition from other engine programs for installation on aircraft. For each commercial aircraft, generally two OEMs are selected by the airframer to design, develop and certify an engine platform, and it is not uncommon that customers are able to select between two or, in some cases, three different engines for an airframe. Accordingly, the success of our business depends on the ability of our OEM partners to win business from commercial airlines, cargo operators and corporate customers. Second, we face competition for the involvement in aero engine programs, both from the OEMs themselves, who may choose to source components in-house, and from other engine module and component manufacturers, some of which are highly specialized and may offer a directly competing technology. With respect to spare parts, we face increasing competition from suppliers of Parts Manufacturer Approval, or "PMA," parts, generic parts that are identical in design and functionality

to original parts and approved for use through certification by the U.S. Federal Aviation Administration (the "FAA"). We currently do not see our business as a whole materially affected by competition from PMA parts manufacturers. However, PMA parts manufacturers have been successfully competing for our spare parts business with respect to individual, typically more mature, engine programs, such as the CF6 engine series. We may face increasing competition from PMA parts manufacturers in the future, but we believe that we, together with our partners, the OEMs, will be able to successfully compete for spare parts business, for example through the development of spare parts with improved properties, an attractive pricing policy with respect to spare parts sales, the offering of products and service packages (including in cooperation with our partners in RRSPs and other alliances), and warranties on engines and our spare parts. According to AeroStrategy, PMA parts sales, which accounted for approximately $150 million, or 2%, of $7.4 billion of global spare parts sales for commercial jet engines in 2003 (excluding Russia), are forecasted to double or triple ($300 to $450 million) by 2008.

We face increasing competition from Designated Engineering Representative ("DER") repair processes that are approved by the FAA. DERs are independent specialists that are approved by the FAA and develop repair processes for engine parts. According to data compiled by AeroStrategy, DER repairs accounted for approximately $450 to $500 million, or 4%, of the $12.2 billion global commercial engine MRO market in 2003 (excluding Russia).

We believe that we are one of the largest commercial aero engine module and component manufacturers in terms of worldwide revenue. Our largest competitors in this market are the major OEMs, Pratt & Whitney, General Electric, Rolls-Royce and Snecma. Other key competitors include Avio, ITP, Volvo Aero and a number of Japanese companies (IHI, Kawasaki Heavy Industries and Mitsubishi Heavy Industries).

Commercial MRO

Competition in the commercial aero engine MRO market is intense, with competition based on technological capability, process, experience, quality, turn-around time and price. In addition, competition is affected by OEMs' warranties on engines and the different types of MRO service agreements. See "—Overview—Commercial aero engines."

The commercial aero engine MRO market is dominated by the leading OEMs, General Electric, Pratt & Whitney and Rolls-Royce, and the in-house MRO operations of major airlines, such as Lufthansa Technik, Air France/KLM, Delta Techops and United Services. Most airlines, however, especially low cost carriers, start-ups, charter and freight operators traditionally outsource their aero engine MRO operations to aero engine manufacturers, the aero engine MRO operations of other airlines and independent suppliers of MRO services, such as us, in an effort to reduce their costs and focus on their core competencies.

GE Engine Services is the leading supplier of commercial engine MRO services, followed by Lufthansa Technik, which provides aero engine MRO services to Lufthansa and other airlines across a broad range of platforms. According to data compiled by AeroStrategy, we are the leading independent company (by revenue) among the remaining providers of aero engine MRO services. We are the sixth largest provider of commercial MRO services by revenue and the leading independent company in this market (by revenue). We are mainly focused on the platforms for which we manufacture engine components, but we also hold licenses that allow us to provide MRO services for the CFM-56 engines, the leading engine family in terms of MRO revenues, as well as for the CF-34 engine.

We believe we offer a competitive and high-quality service to our customers, evidenced by relatively fast turnaround times for large engines, which is facilitated by our flow-line process layout for the disassembly, repair and overhaul and final assembly of engines, our significant in-house engineering and repair capabilities and industry-leading operational benchmarks, resulting in improved reliability of aero engines serviced by us and greater predictability of shop visits.

Military business

In Europe, many military aircraft and aero engine programs are multinational projects, with manufacturers from a number of nations to spread the costs and risks associated with such programs. Military aircraft engines are generally developed and manufactured by alliances consisting of OEMs and engine component manufacturers from the participating nations. The governments of the participating nations, through their

respective armament procurement agencies, subscribe for a certain number of aircraft and aero engines with an alliance, through which the work is allocated among the various alliance members. Although the governments of most European countries allow foreign companies to participate in any contract auctions and consortia, they often establish selection criteria linked to their economic interests, such as employment and local investments. As a result, the European military aircraft and aero engine market tends to favor national manufacturers. National manufacturers only face limited or no competition in their home countries, and program shares of national alliance members tend to reflect such member's country's procurement volume. A number of European military aero engine programs were structured to include multiple manufacturers from different participating nations.

As a German company, we (directly or through alliances in which we participate) are the supplier of substantially all military aero engines used by the German Armed Forces. Our only noteworthy competitor on a national level is Rolls-Royce Deutschland, whose volume of business is substantially lower than ours. Similarly, Snecma (France), Avio (Italy), Volvo Aero (Sweden), Rolls-Royce (U.K.) and ITP (Spain) are the suppliers of choice of the armed forces in their respective home countries.

Military MRO services are generally performed in-house by the respective armed forces or externally through local partners. As national armed forces increasingly focus on cost reduction, there is a trend towards the outsourcing of MRO and related services, such as testing of equipment and training of military personnel, to external service providers. As part of this development, we entered into an agreement with the German Luftwaffe in February 2002 for joint aero engine MRO operations at our facilities in Munich. We see this agreement, under which we will provide MRO services with respect to EJ200 engines (in addition, we will be responsible for the final assembly of the engines at our facilities), as a model for future cooperation with the German Armed Forces, and we are currently in discussions with the German Armed Forces regarding the expansion of our cooperation in the field of military MRO.

RESEARCH AND DEVELOPMENT

We believe that we are one of the most technologically advanced manufacturers of aero engine modules, with a reputation for high quality. We are recognized for our compressor and turbine technology, and we received the 2002 Innovation Award of the German Industry for the development of the high pressure compressor for the PW6000 aero engine. We have developed benchmark technology for military and commercial applications, including turbines and low and high pressure compressors for the RB199 (Panavia Tornado) and EJ200 (Eurofighter Typhoon) and the PW6000 (Airbus A318) aero engines. Our research and development program focuses on compressor and turbine technologies, as well as advanced engine control and monitoring systems.

Our total expenditures for research and development amounted to €233 million in 2004, €228 million in 2003 and €214 million in 2002 (in each case, including customer-financed research and development). Our research and development activities with respect to our commercial business are primarily funded by ourselves, whereas our customers bear the majority of the costs for research and development in connection with our military business. Customer-funded research and development expenditures related to technology and commercial and military engine programs were €77 million in 2004, €56 million in 2003 and €85 million in 2002. Company-funded research and development expenditures were €156 million in 2004 (approximately 8.1% of revenues), €171 million in 2003 (approximately 8.8% of revenues) and €129 million in 2002 (approximately 5.9% of revenues).

The increase in company-funded research and development expense in the period from 2001 to 2003 is related to our development of two important new engine programs, the GP7000, which we believe will be an important revenue driver over the medium to long term, and the PW6000, for which we developed complex high pressure compressor technology. These two programs accounted for €123 million, approximately 72%, out of €171 million of our total company-sponsored expenditures for research and development capitalized in 2003. Company-funded research and development expenditures decreased significantly in 2004 as these programs near the end of their development phase, and we anticipate that such research and development spending will decrease further over the next few years.

Research

We concentrate our research activities on the preliminary specifications of future commercial or military products. Our research efforts are based on medium-term plans, which are reviewed and adjusted on an annual basis.

The main external sources of financing with respect to research expenditures for commercial aero engine programs are the German Ministry of Economics through its *Luftfahrtforschungsprogramm* and the European Commission through its Framework Program for joint research programs. Other external sources of financing for research expenditures related to commercial aero engine programs are the German Ministry of Education and Research and the regional governments of the German states in which we operate. We receive financial support with respect to research expenditures related to military aero engines from the German Ministry of Defence.

Our research projects are conducted in close cooperation with leading national and international aerospace academia and research institutions. We have established research alliances with universities related to compressor, turbine and manufacturing technologies and work closely with DLR, the German Aerospace Research Center, on topics like advanced materials and computational fluid dynamics.

At present, we are involved in the following research programs:

JTDP (Joint technology demonstrator program). Technology demonstration program in partnership with Pratt & Whitney, which is based on a PW6000 engine for validation of component technologies for the high pressure compressor and the low pressure turbine for future narrow-body engine programs.

ATFI (Advanced turbo-fan integrator). Technology demonstration program in partnership with Pratt & Whitney Canada with respect to component technologies for high pressure compressors and low pressure turbines with transmission-fans for the use in, for example, regional jet engines.

CLEAN (Component validator for environmentally-friendly aero-engines). European Union program in cooperation with Snecma, Volvo Aero and Avio. Demonstrator engine test to validate a high speed low pressure turbine (potential applications include the PW800 and the V2500 successor) and a recuperator for future low emission engine configurations.

VITAL (Environmentally friendly aero-engine). European Union program in cooperation with Snecma, Rolls-Royce, Volvo Aero and Avio with respect to technologies that reduce noise levels and weight of conventional turbo fan engines.

ETAP (European technology acquisition program). Multinational military program in cooperation with Snecma, Volvo, Avio, with a focus on electric engine technologies for future manned and unmanned military aircraft.

OPTIFER (Optimized blisk manufacturing technologies). German program for the development of new technologies to reduce manufacturing cost for blisks (bladed disks) for low and high pressure compressors.

IHFP (Inductive high-frequency-pressure-welding). Innovative method for the repair of blisks.

Development

The following of our programs are currently in the development phase:

GP7000. Development of the GP7000 engine in cooperation with General Electric and Pratt & Whitney. We are responsible for the low pressure turbine, turbine center frame and high pressure turbine components. Engine certification is expected in 2005. We currently expect this engine to enter into service in 2006.

PW6000. Development of the PW6000 engine in cooperation with Pratt & Whitney. We are responsible for the high pressure compressor and the low pressure turbine. Engine certification was achieved in 2004.

PW307. Development of the PW307 engine in cooperation with Pratt & Whitney Canada. We are responsible for the low pressure turbine. The PW307A engine was certified by the Canadian airworthiness authority on April 15, 2005; entry into service is expected in 2006.

TP400. Development of the TP400-D6 engine by the Europrop International ("EPI") consortium. We are fully responsible for the intermediate-pressure compressor, shaft and turbine and share joint responsibility with Snecma for the development of the engine control systems. We are also responsible for the assembly of all TP400 engines. Engine certification is planned for 2007, and we expect the engine to enter into service in 2009.

MTR390 Enhanced. Development of the MTR390 helicopter engine in cooperation with Rolls-Royce and Turbomeca. We are responsible for the core engine with combustor and high pressure turbine. Engine certification is expected for 2008.

EJ200—DECMU. With respect to engine controls, our development efforts are focused on the integration of DEMU ("Digital Engine Monitoring Unit") and DECU ("Digital Engine Control").

INVESTMENTS

For information regarding the development of our investments please refer to the section "Management's Discussion and Analysis of Financial Condition and Results of Operations".

INTELLECTUAL PROPERTY

We own approximately 1,700 patents, comprising over 500 patent families (approximately 24% of our patents relate to compressors, approximately 11% relate to turbines, approximately 27% relate to engine systems, approximately 27% relate to production and approximately 11% relate to maintenance). At present, we file more than 100 patent applications per year in Germany. In addition, we file approximately 400 applications for such patents per year in other jurisdictions. We seek the protection of our know-how through patents mainly in Germany, the United States, the United Kingdom, France and Italy. In addition, with respect to essential technologies and competencies, we also file patent applications in Sweden, Spain, Canada, Russia and Switzerland. We actively manage our patent portfolio, which has an average age of six years, and focus on the protection of intellectual property related to our main technologies and competencies in jurisdictions of strategic importance. To brand our business and our products, we hold 25 trademark families, comprising approximately 150 trademarks, in the jurisdictions in which we mainly operate.

We used to be affiliated with DaimlerChrysler (see "General information on the Company—Company History"). Since that time, the trademark "MTU" has also been used by MTU Friedrichshafen GmbH, a manufacturer of engines for ships, heavy vehicles, power plants and trains, which is currently still a part of the DaimlerChrysler group. In connection with the acquisition of the MTU Aero Engines group, MTU Aero Engines and MTU Friedrichshafen GmbH entered into an agreement regarding the use of their trademarks. Pursuant to the terms of this agreement, the use of "MTU" in company names and trademarks may be restricted in certain instances. There can be no assurance that the use of the trademark "MTU" by MTU Friedrichshafen GmbH—even when such use occurs outside the aviation sector—will not adversely affect our business.

While in the aggregate our patents and trademarks are of material importance to our business, we believe no single patent or group of patents or trademark is of material importance to our business as a whole. We also rely on trade secrets, unpatented know-how, innovative product development and continuing technological advancement to maintain our competitive position, and we seek to protect our position by entering into confidentiality, non-compete and similar agreements. We are not aware of any legal proceedings preventing us from the exploitation of our intellectual property rights in a manner that would materially affect our business, or legal proceedings brought against us for infringement of a patent or trademark that would have a material adverse effect on our business, financial condition or results of operations.

A number of our subsidiaries are parties to cooperative agreements or joint ventures. The use of inventions and know-how developed under such agreements or by a joint venture may be restricted.

PROPERTIES

Our manufacturing and maintenance plants represent our major properties. The following table sets forth certain information with respect to the 13 facilities we currently operate which we believe are of significant importance to our operations.

Location	Approximate Area (Square Meters)	Type of Ownership Interest	Use of Facility
Germany			
Munich	536,682[1]	Freehold	Headquarters; manufacturing; maintenance
	8,356	Leasehold	
Langenhagen (MTU Hanover)	139,972[2]	Leasehold	Maintenance
Ludwigsfelde (MTU Berlin-Brandenburg)	82,000	Freehold	Maintenance
France			
Châtellerault[3]	11,679	Freehold	Manufacturing
United States			
Newington, CT (Richard Street)	6,324	Freehold	Manufacturing
Newington, CT (Holland Drive)	1,279	Freehold	Maintenance
Newington, CT (New Britain Drive)	372	Leasehold	Manufacturing
Rocky Hill, CT	744	Leasehold	Office
Alpharetta, GA	1,180	Leasehold	Office
Canada			
Richmond, BC	6,100	Leasehold	Maintenance
Brazil			
Sao Paulo	30	Leasehold	Office
China			
Zhuhai[4]	156,252	Land use right grant	Maintenance
Malaysia			
Kuala Lumpur[5]	5,777	Leasehold/freehold	Maintenance

(1) *Of which 66,669 square meters are encumbered by a hereditary building right (Erbbaurecht) in favor of a third party.*

(2) *Of which 56,647 square meters are encumbered by a hereditary building right (Erbbaurecht) in favor of a third party.*

(3) *50:50 joint venture with Snecma.*

(4) *50:50 joint venture with China Southern Airlines.*

(5) *50:50 joint venture with Lufthansa Technik.*

We believe that our facilities meet our present needs and that our properties are generally well maintained and suitable for their intended use. We believe that we generally have sufficient capacity to satisfy the demand for our products in the foreseeable future, and there are no environmental issues materially constraining the utilization of our facilities.

EMPLOYEES

The following table sets forth the number of employees, including temporary employees, we employed as of December 31, 2002, 2003 and 2004 on a consolidated basis. The table also includes information about

employee figures for our business units and the geographical areas in which we operate. The figures do not include employees from companies that are not fully consolidated.

	As of December 31,			As of March 31,
	2002	2003	2004	2005
Business Unit				
Commercial and Military Business(1)	5,450	5,244	4,816	4,649
Commercial MRO	2,172	1,993	1,914	1,911
Other Businesses(2)(6)	754	775	687	680
Geographic Area				
Germany(6)	7,742	7,637	7,066	6,880
Americas(3)	634	375	351	369
Total number of employees(4)(6)	8,376	8,012	7,417	7,240
Average number of employees(5)(6)	8,211	8,235	7,682	7,258

(1) *Includes central functions for all business units.*

(2) *Includes our gas turbine and engineering and technology services businesses.*

(3) *Excluding employees from companies that are not fully consolidated in Brazil (2002: 6; 2003: 4; 2004: 3).*

(4) *Excluding employees from companies that are not fully consolidated in Brazil, France (2002: 15; 2003: 17; 2004: 20), Asia (2002: 238; 2003: 346; 2004: 418) and the rest of the world (2002: 22; 2003: 22; 2004: 42).*

(5) *Excluding employees from companies that are not fully consolidated in Brazil, France and Asia and the rest of the world.*

(6) *Including 500 employees of ATENA Engineering GmbH, the shares of which were sold pursuant to an agreement dated May 17, 2005 which is subject to approval by the relevant anti-trust authority.*

There has been no material change in the number of employees since March 31, 2005.

Historically, we have enjoyed good labor relationships and we are committed to maintaining these relationships. We take a constructive approach to union relationships, and have been able to secure the cooperation of the unions and our workforce with regard to significant changes and the process of continuous improvements.

PENSION LIABILITIES

As of December 31, 2004, we had accrued liabilities relating to regular pension schemes of approximately €358 million. These liabilities, which were valued according to IAS19, were recognized on our balance sheet, and they also include indirect pension liabilities of MTU München Unterstützungskasse GmbH.

INSURANCE

We maintain property and other insurance coverage. We believe our liability and other insurance is in accordance with industry custom, including with respect to the terms of and the coverage provided by such insurance. We cannot assure you, however, that we will not incur losses or suffer claims beyond the limits of, or outside the relevant coverage of, our insurance policies.

MATERIAL LEGAL PROCEEDINGS

We are involved in certain legal proceedings arising in the normal course of our business. We believe that none of these proceedings or proceedings in which we were involved over the course of the last two fiscal years, either individually or in the aggregate, is likely to have a material adverse effect on our business, financial condition or results of operations. To our knowledge, no proceeding that could have such a material adverse effect is threatened.

REGULATION

The commercial aerospace industry is highly regulated by the Federal Aviation Administration (the "FAA") in the United States, the European Aviation Safety Agency (the "EASA"; formerly the Joint Aviation Authorities (the "JAA")) and other similar airworthiness agencies in different countries. We and the aero engines we manufacture with our partners are required to be approved by one or more of these agencies to ensure that stringent safety and performance standards are met. In addition, we must comply with the certification requirements of individual OEMs and regulatory agencies for specific engine programs.

The performance of MRO services on aero engines and engine components is regulated by the FAA, EASA and other agencies worldwide and by OEM guidelines, each of which generally requires the engines to be serviced and parts to be replaced at specified intervals. In addition, such regulations and guidelines may require that MRO services be performed only by approved repair facilities and certified technicians. We currently satisfy or exceed MRO standards imposed by airworthiness authorities and OEMs, and we maintain approved repair facilities with certified technicians.

Military contracts are subject to regulation by national defense procurement agencies, such as the Bundesamt für Wehrtechnik und Beschaffung in Germany, and, with respect to certain armament programs, supra-national agencies that manage collaborative multinational defense programs, such as the Organization for Joint Armament Cooperation (the "OCCAR") in Europe. Military procurement policies are competitive and based upon extensive administrative frameworks of various laws and regulations that, among other things, require certification of aero engine and aero engine component manufacturers by procurement agencies. Procurement laws and regulations generally provide for unilateral termination rights in favor of defense procurement agencies.

General Information on the Company

COMPANY HISTORY

MTU Aero Engines Holding AG was originally founded as a German limited liability company (*Gesellschaft mit beschränkter Haftung—GmbH*) under the name Deukalion Neunzehnte Vermögensverwaltungs-GmbH. The founding shareholder was JF Vermögensverwaltungs-GmbH, Wiesbaden.

On November 12, 2003, Blade Lux Holding Two S.à r.l. (the Selling Shareholder) purchased all shares in Blade Erste Holding GmbH (formerly named Deukalion Neunzehnte Vermögensverwaltungs-GmbH and now named MTU Aero Engines Holding AG). All shares of Blade Lux Holding Two S.à r.l. are held by Blade Lux Holding One S.à r.l. The shareholders of Blade Lux Holding One S.à r.l. are KKR European Fund L.P. (75%), KKR Millenium (Overseas) Fund L.P. (24.04%) and KKR Partners (International) L.P. (0.96%).

Pursuant to a purchase and transfer agreement dated November 20, 2003 (as amended on December 23/24, 2003), Blade Erste Holding GmbH (now named MTU Aero Engines Holding AG) indirectly acquired all shares of the legal predecessor (operating under the name of MTU Aero Engines GmbH at the time) of MTU Aero Engines GmbH on December 31, 2003 through a chain of acquisition vehicles. The acquiring entity was Blade Dritte Beteiligungs GmbH & Co. KG, an indirect, wholly-owned subsidiary of Blade Erste Holding GmbH (now named MTU Aero Engines Holding AG). The acquired entity and its direct and indirect affiliate companies encompassed the activities of the DaimlerChrysler Group in the areas of aircraft engine components and aircraft engine maintenance.

Following the acquisition described above, the legal predecessor of MTU Aero Engines GmbH was merged with and into Blade Dritte Beteiligungs GmbH & Co. KG (the merger was registered with the commercial register (*Handelsregister*) of Blade Dritte Beteiligungs GmbH & Co. KG on June 30, 2004). Blade Dritte Beteiligungs GmbH & Co. KG then changed its name to MTU Aero Engines GmbH & Co. KG. Upon registration with the commercial register on October 13, 2004, MTU Aero Engines GmbH & Co. KG was transformed into a company with limited liability and renamed to MTU Aero Engines GmbH. The operating business of our Group is conducted in MTU Aero Engines GmbH and its direct and indirect subsidiaries.

Pursuant to a capital increase against cash contribution resolved on December 22, 2004, Blade Management Beteiligungs GmbH & Co. KG (the Participation Partnership) acquired a share in the amount of €180,000 (corresponding to 8.14% of the share capital) of the Company. In addition to the cash contribution of €180,000, the Participation Partnership paid a share premium of €4,250,000. The capital increase against cash contribution was registered with the commercial register on January 12, 2005. The Participation Partnership serves as a participation vehicle for the management of our Group. The limited partners' shares in the Participation Partnership are held by members of the management board (*Vorstand*) of the Company as well as by senior management of our Group. See "—Management Equity Participation Program."

Prior to the Offering, two of the former acquisition vehicles through which MTU Aero Engines Erste Holding GmbH (now named MTU Aero Engines Holding AG) acquired the legal predecessor of MTU Aero Engines GmbH at the end of 2003 were merged with their respective direct shareholders. First, MTU Aero Engines Dritte Holding GmbH, the direct, wholly-owned subsidiary of MTU Aero Engines Zweite Holding GmbH, was merged with and into MTU Aero Engines Zweite Holding GmbH (registration of the merger with the commercial register of MTU Aero Engirnes Zweite Holding GmbH occurred on May 10, 2005). Second, MTU Aero Engines Zweite Holding GmbH, the direct wholly-owned subsidiary of MTU Aero Engines Erste Holding GmbH (now named MTU Aero Engines Holding AG) was merged with and into MTU Aero Engines Erste Holding GmbH (registration of the merger with the commercial register of MTU Aero Engines Erste Holding GmbH occurred on May 10, 2005). As a result of these mergers, the Company holds all shares of MTU Aero Engines Investment GmbH. MTU Aero Engines Investment GmbH, in turn, holds all shares of MTU Aero Engines GmbH in which, and in whose direct and indirect subsidiaries, the operating business of our Group is conducted.

ESTABLISHMENT, COMPANY NAME, REGISTERED OFFICE, FISCAL YEAR AND DURATION

The Company was originally incorporated under the name of Deukalion Neunzehnte Vermögensverwaltungs-GmbH as a limited liability company (*Gesellschaft mit beschränkter Haftung—GmbH*) under German law under Articles of Association dated July 15, 2003. Deukalion Neunzehnte Vermögensverwaltungs-GmbH was a shelf company with no business operations, had its registered seat in Frankfurt am Main, Germany, and was registered with the commercial register (*Handelsregister*) of the local court (*Amtsgericht*) of Frankfurt am Main under HRB 57350. The founding shareholder was JF Vermögensverwaltungsgesellschaft mbH, Wiesbaden. John Flüh was at the time managing director of JF Vermögensverwaltungsgesellschaft mbH.

Pursuant to a shareholders' resolution dated November 5, 2003, and registration with the commercial register of the local court of Frankfurt am Main on November 11, 2003, Deukalion Neunzehnte Vermögensverwaltungs-GmbH was renamed to Blade Erste Holding GmbH.

Pursuant to a shareholders' resolution dated December 3, 2003, and registration with the commercial register of the local court of Frankfurt am Main on February 26, 2004 and with the commercial register of the local court of Munich on February 13, 2004, the registered seat of Blade Erste Holding GmbH was relocated to Munich and the company was registered with the commercial register of the local court of Munich under HRB 151251.

Pursuant to a shareholders' resolution dated March 10, 2004, and registration with the commercial register of the local court of Munich on March 18, 2004, Blade Erste Holding GmbH was renamed to MTU Aero Engines Erste Holding GmbH.

Pursuant to a shareholders' resolution dated May 2, 2005, and registration with the commercial register in Munich on May 19, 2005, MTU Aero Engines Erste Holding GmbH was transformed into a stock corporation (*Aktiengesellschaft*) under the name of MTU Aero Engines Holding AG. The founders of the stock corporation, as defined in Section 245(1) sent. 1 of the German Transformation Act (*Umwandlungsgesetz*), were the Selling Shareholder and the Participation Partnership. As required by applicable law, the court-appointed auditor confirmed that the transformation process was in accordance with legal requirements as follows:

"Following due review in accordance with Sections 197 sent. 1, 245 (1) sent. 2, 22 (3) sent. 1 of the German Transformation Act (*Umwandlungsgesetz*), we confirm on the basis of the documents and books made available to us and the information provided to us that the statements of the founders in the founding report (*Gründungsbericht*) dated 2 May 2005 are correct and complete. The aforementioned is specifically true with regard to the statements relating to (i) the stakes of the shareholders of MTU Aero Engines Holding AG pursuant to the legal rules governing its new legal form as a stock corporation (*Aktiengesellschaft*) and (ii) the information pursuant to Sections 26 and 27 of the German Stock Corporation Act (*Aktiengesetz*).

The value of the assets of the Company changing its legal form less its liabilities corresponds to at least its registered share capital of €40,000,000 pursuant to § 4 of the Articles of Association of MTU Aero Engines Holding AG."

The Company is registered with the commercial register of the local court of Munich under HRB 157 206.

The fiscal year of the Company is the calendar year.

The duration of the Company is unlimited.

PURPOSE

According to the Company's articles of association (*Satzung*), the corporate purpose of MTU Aero Engines Holding AG is to manage a group of domestic and foreign affiliates operating in the following areas:

(a) the development, manufacture, maintenance, repair and marketing of gas turbines and control and monitoring devices, including accessories and spare parts for aircraft and stationary uses;

(b) the development, manufacture, purchase and marketing of other industrial products; and

(c) services in connection with the development, manufacture, repair and marketing of the products described above.

The Company itself may also operate in the areas described above, or may restrict its activities to managing its holdings.

The Company is authorized to take any actions and conduct any transactions which are directly or indirectly suited to serve its corporate purpose. These also include the establishment of branch offices, both domestically and abroad (under the Company's own name or another name), the acquisition or establishment of other companies, as well as participation in such other companies.

GROUP STRUCTURE

MTU Aero Engines Holding AG is the ultimate parent company of our Group and essentially exercises the function of a holding company. MTU Aero Engines Holding AG holds 100% of the shares of MTU Aero Engines Investment GmbH, Munich. MTU Aero Engines Investment GmbH, in turn, holds 100% of the shares of MTU Aero Engines GmbH, Munich. MTU Aero Engines GmbH, Munich, together with its direct and indirect subsidiaries, in particular MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde and MTU Maintenance Hannover GmbH, Langenhagen, conduct the operating business of our Group.

Within our Group, MTU Aero Engines Investment GmbH performs the function of a financing company. In March 2004, MTU Aero Engines Investment GmbH issued the Senior Notes in an aggregate principal amount of €275 million. The net proceeds from the offering of the Senior Notes were used to refinance liabilities incurred as a result of the (indirect) acquisition by the Company and MTU Aero Engines Investment GmbH of the legal predecessor of MTU Aero Engines GmbH. The Senior Notes were issued at 100% of the principal amount and mature on April 1, 2014, but may be redeemed prior to maturity under certain circumstances. The Senior Notes bear interest at a rate of 8.25% per annum and are listed on the Irish Stock Exchange in Dublin, Ireland. The terms of the Senior Notes accord with customary market standards and are secured by customary collateral, including share pledges and guarantees provided by certain Group companies.

MTU Aero Engines GmbH holds interests in numerous domestic and foreign subsidiaries. In addition to the interests described above held by MTU Aero Engines GmbH in MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde and MTU Maintenance Hannover GmbH, Langenhagen, MTU Aero Engines GmbH owns, in particular, 100% of ATENA Engineering GmbH, Munich (the shares of which have been contracted to be sold), RSZ Beteiligungs- und Verwaltungs GmbH, Munich, MTU Aero Engines North America, Inc., Rocky Hill, Connecticut, USA, MTU Maintenance Canada Ltd., Richmond, British Columbia, Canada and, through RSZ Beteiligungs- und Verwaltungs GmbH, Munich, Vericor Power Systems L.L.C., Atlanta, Georgia, USA.

The following chart presents an overview of the current structure of our Group:


MTU Aero Engines Holding AG
MTU Aero Engines Investment GmbH
MTU Aero Engines GmbH
IAE International Aero Engines AG, Zürich
12.1%
EUROJET Turbo GmbH, München
33.0%
Turbo-Union Ltd., Bristol
39.99%
MTU Turbomeca Rolls-Royce GmbH, München
33.3%
EPI Europrop International GmbH, München
28%
100 %
EPI EuropropInternational Madrid S.L. i.G., Madrid
APA Aero Propulsion Alliance GmbH i.L., München
24.8%
100%
MTU Maintenance Hannover GmbH, Langenhagen
0.01%
99.99%
MTU Maintenance do Brasil Ltda., Sao Paulo
100%
MTU Maintenance Berlin-Brandenburg GmbH Ludwigsfelde
50%
Pratt & Whitney Canada Customer Centre Europe GmbH, Ludwigsfelde
100%
Pratt & Whitney Canada CSC (Africa) (Pty) Ltd., Lanseria
50%
Airfoil Services Sdn. Bhd. Shah Alam, Malaysia
MTU Maintenance Canada Ltd., Richmond
100%
MTU Maintenance Zhuhai Co. Ltd., Zhuhai
50%
RSZ Beteiligungs- und Verwaltungs GmbH, München
100%
100%
Vericor Power Systems L.L.C. Atlanta
ATENA Engineering Inc. Hartford(2)
100%
ATENA Engineering GmbH München(1)
100%
100%
MTU Aero Engines North America Inc., Rocky Hill
50%
Ceramic Coating Center SAS. Paris
100%
MTU München Unterstützungskasse GmbH, München
100%
MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, München
0.1%
GSB Sonderabfall-Entsorgung in Bayern GmbH, München
33.3%
EUROAER GmbH Hamburg
99.9%
ATENA INDIA PI LIMITED, India(1)
0.1%

(1) *The shares in ATENA Engineering GmbH and in ATENA INDIA PI Limited held by MTU Aero Engines GmbH were contracted to be sold pursuant to an agreement dated May 17, 2005 (see "Recent Business Developments and Outlook").*

(2) *Non-operating entity with no employees and no revenues.*

SHAREHOLDER STRUCTURE (PRIOR TO AND FOLLOWING THE COMPLETION OF THE OFFERING)

The following table presents an overview of the names of the shareholders and their respective interests in the Company's share capital (i) prior to the Offering and excluding the Capital Increase, and (ii) after completion of the Offering and after the Capital Increase has been implemented and assuming all the shares in the Offering have been placed and the Greenshoe Option has been exercised in full.

	Shareholding			
	Prior to Offering		After completion of Offering	
Name of Shareholder	No par value shares	In %	No par value shares	In %
Selling shareholder*	36,742,080	91.86	16,092,080	29.26
Blade Management Beteiligungs GmbH & Co. KG	3,257,920	8.14	3,257,920	5.92
Free float	0	0	35,650,000	64.82
Total	40,000,000	100.00	55,000,000	100.00

* *All shares in the Selling Shareholder are held by Blade Lux Holding One S.à r.l., Luxembourg, a company with limited liability incorporated under the laws of Luxembourg. Shareholders of Blade Lux Holding One S.à r.l. are KKR European Fund, Limited Partnership (75%), KKR Millenium Fund, Limited Partnership (24.04%), and KKR Partners (International), Limited Partnership (0.96%).*

MANAGEMENT EQUITY PARTICIPATION PROGRAM

The Participation Partnership is a participation vehicle through which our senior employees (primarily in Germany), including members of our management board (*Vorstand*), indirectly own shares of the Company pursuant to the conditions of the management equity participation program (the "MEP") adopted by the Selling Shareholder and the Company in 2004.

The Participation Partnership holds 3,257,920 shares of the Company, which corresponds to an ownership interest of 8.14% (5.92% following implementation of the Capital Increase). The Participation Partnership acquired this ownership interest pursuant to a capital increase against cash contribution effected in December 2004. See "Description of Share Capital—Development of our Registered Share Capital." In addition to a cash contribution of €180,000, the Participation Partnership paid a share premium in the amount of €4,250,000. The Participation Partnership financed these amounts with limited partnership contributions (*Kommanditeinlagen*) of the participants in the MEP. The participants in the MEP and the Selling Shareholder, as well as the Selling Shareholder's shareholder Blade Lux Holding One S.à r.l., agreed that the participants in the MEP would, under certain circumstances, make a supplemental payment in addition to making limited partnership contributions to the Participation Partnership. This obligation has been deferred (with interest accruing on the unpaid balance).

Pursuant to the terms and conditions of the MEP, the shares of the Company held by the Participation Partnership are allocated pro rata to the limited partners (*Kommanditisten*), the participants in the MEP and Blade MEP Beteiligungs GmbH, based on their respective limited partnership interests (*Kommanditanteile*). Blade MEP Beteiligungs GmbH, whose shareholder is the Selling Shareholder, (temporarily) holds those limited partnership interests of the Participation Partnership that are not held by participants in the MEP. At present, Blade MEP Beteiligungs GmbH holds 1.56% of the limited partnership interests.

The limited partnership interests held by the participants in the MEP may not be freely sold or transferred. In addition, the Selling Shareholder and the Participation Partnership have entered into voting agreements intended to enable a decrease in, or a complete termination of, the participation of the Selling Shareholder in the Company. Furthermore, subject to the selling restrictions that apply to the Participation Partnership in connection with the Offering, certain drag-along and tag-along rights were agreed upon in the event the Selling Shareholder disposes of any shares of the Company. See "The Offering—Lock-up Agreement").

Pursuant to the terms and conditions of the MEP, dividends and profits from any sale or liquidation received by the Participation Partnership by virtue of its shareholding in the Company will be payable to the participants in the MEP if such participants hold "vested shares." At present, 40% of the shares held by participants in the MEP are vested. Pursuant to the terms and conditions of the MEP, upon admission of our shares to trading on a stock exchange, at least a further 7.5% of the shares held by the participants in the MEP will automatically vest. In addition, further shares held by participants in the MEP can vest, based on the number of Existing Shares sold.

Shares held by participants in the MEP that are not vested following admission of our shares to trading on a stock exchange will vest in a series of steps on December 31 of given years. Such post-admission vesting will occur partially depending on the passage of time and partially depending on whether our Group meets certain financial criteria. Pursuant to the terms and conditions of the MEP, shares held by participants in the MEP that have not vested following admission of our shares to trading on a stock exchange may, under certain circumstances, vest prior to the times indicated above. This can occur if, for example, a disposal of our shares results in a situation where the Selling Shareholder holds less than 50% of our shares and a third party acquires a larger aggregate interest in our share capital than the remaining interest held by the Selling Shareholder.

Participants in the MEP who leave the employment of our Group prior to the end of the term of the MEP are obligated and, in certain circumstances, have the right to sell their limited partnership interests to the Selling Shareholder or, at the election of the Selling Shareholder, to Blade MEP Beteiligungs GmbH or the Company. The purchase price of the limited partnership interests will be determined based on the circumstances of the termination of the participant's employment, the market value of his or her limited partnership interest and the value of the contribution and additional payments made. As a consequence, the exit of a participant of the MEP can result in payment obligations of the Company.

MATCHING STOCK PROGRAM FOR GROUP EMPLOYEES

In addition to the MEP, we have also introduced a matching stock program (the "MSP"). Participants in the MEP, as well as approximately 120 additional senior employees, including members of our management board (*Vorstand*), are authorized to participate in the MSP.

The intention of the MSP is to offer senior employees of our Group a capital market oriented incentive program.

Pursuant to the terms and conditions of the MSP, each participant in the MSP is required to purchase shares of the Company (the "MSP Shares") with his or her own funds in an amount up to a maximum investment volume that is pre-determined for each participant. Such maximum investment volume may not exceed an aggregate of €2.5 million for all MSP participants.

Subsequently, the MSP Shares are booked into a blocked securities depositary account in favor of the respective participant in the MSP for the duration of his or her participation in the MSP. On a total of five occasions at twelve-month intervals, the Company allocates to each participant in the MSP up to six virtual, "phantom" shares for each MSP Share held by such participant. The holder of such phantom shares may "exercise" the phantom shares beginning two years following their allocation, provided that certain exercise conditions, which take into account the development of the market price of our shares since allocation of the respective phantom shares, are met. Phantom shares that are not exercised within 8 years from the beginning of the MSP will lapse.

If the holder exercises the phantom shares when the conditions described above are met, the difference between the market price of our shares at the time of such exercise and the market price of our shares at the time of allocation of the exercised phantom shares, (plus a premium of 10%), will be paid by the Company to the participant in the MSP following deduction of income tax and other duties. This means that, if the market price of our shares increases during the relevant time period, our costs associated with the MSP will also increase proportionally. The participants in the MSP are required to employ the received compensation amounts to purchase shares in MTU Aero Engines Holding AG, and have instructed MTU Aero Engines Holdings AG to effect such purchase in the name and for the account of the participants. We have made the

necessary preparations to enable us to repurchase shares necessary for compensation under the MSP through a share buyback program. The shares are booked into the securities depositary account and are released two years following their book-entry in the account.

If a participant ceases to be employed by our Group prior to the end of the term of the MSP, such participant forfeits all claims for phantom shares not yet allocated. Under certain circumstances, however, phantom shares that have been allocated to the participant but have not yet been exercised may, pursuant to the terms and conditions of the MSP, be exercised by the participant following departure from our Group.

EARNINGS AND DIVIDENDS PER SHARE, DIVIDEND POLICY, ALLOCATION OF PROFITS

Shareholders' participation in profits is determined based on their respective interests in our share capital. According to our articles of association (*Satzung*), the profit participation of new shares may be differently determined in the event of capital increases.

The adoption of resolutions to distribute dividends on our shares for a given fiscal year falls within the competence of the shareholders' meeting held in the subsequent fiscal year, following a proposal by our management board (*Vorstand*) and supervisory board (*Aufsichtsrat*). To the extent that the Selling Shareholder (depending on attendance levels at our shareholders' meetings) holds a *de facto* majority at our shareholders' meeting, it may pass a resolution concerning dividend distributions by virtue of its shares. See "Risk Factors—Risks Related to the Offering—The interests of our principal shareholders may be inconsistent with your interests."

The distribution of dividends by us will depend on, among other things, whether our subsidiary MTU Aero Engines Investment GmbH pays dividends to us. The distribution of dividends by MTU Aero Engines Investment GmbH is limited by the terms and conditions of the Senior Notes. See "Risk Factors—Risks Related to the Offering—We may not pay dividends."

Under German law, a resolution concerning dividends and distribution of dividends may only be passed on the basis of a balance sheet profit (*Bilanzgewinn*) shown in our unconsolidated financial statements. In determining the balance sheet profit available for distribution, the annual net income (or loss) must be adjusted for profits and losses carried forward from the previous year and for withdrawals from or deposits to reserves. German law requires that certain statutory reserves be created and be deducted when calculating the balance sheet profit available for distribution.

Pursuant to our articles of association, our management board and supervisory board are authorized, upon adoption of our annual financial statements, to credit our other revenue reserves by all or part of the annual net income (*Jahresüberschuss*) remaining after deduction of the amounts to be placed in the statutory reserves and, if applicable, any loss carryforward. This is, however, only permitted to the extent other revenue reserves do not exceed half of the registered capital or will not exceed half of the registered capital after such credit.

As part of any resolution concerning the allocation of the balance sheet profit, our shareholders' meeting may place additional amounts in revenue reserves or carry them forward as profits. Pursuant to our articles of association, our shareholders' meeting may adopt a resolution to allocate the balance sheet profit by way of distribution in kind instead of, or in addition to, a cash distribution.

If the shares carrying dividends are held through a clearing system, dividends resolved by our shareholders' meeting will be paid out in compliance with the rules of the relevant clearing system. Details concerning any dividends resolved by our shareholders' meeting and the respective paying agent(s) specified by us will be published in the electronic Federal Gazette (*Elektronischer Bundesanzeiger*) and in at least one official national publication approved by the Frankfurt Stock Exchange.

While the Company was a limited liability company (*Gesellschaft mit beschränkter Haftung—GmbH*), it showed a balance sheet result of €0 million for the (shortened) fiscal year ended December 31, 2003 and a balance sheet loss of €2 million for the fiscal year ending December 31, 2004. Unlike the current fiscal year, no profit and loss transfer agreement with the Company as parent entity existed during either of these two

fiscal years. During these two fiscal years, the Company did not receive profits through profit transfers, nor did the Company distribute any dividends to its shareholders. Based on IFRS financial information for the fiscal years 2002, 2003, and 2004, the net income of our Group for the fiscal years ended December 31, 2002, 2003 and 2004 was €100.4 million, €63.3 million, and €0.2 million, respectively.

In the future, we intend to distribute dividends comparable to those distributed by other companies in our industry. However, you should note that the distribution of dividends, as explained above, requires a balance sheet profit on our unconsolidated balance sheet. Furthermore, the terms and conditions of the Senior Notes contain provisions that restrict or prohibit the distribution of dividends by MTU Aero Engines Investment GmbH, the issuer of the Senior Notes, and other of our subsidiaries unless certain conditions are met. This limits our ability to pay out dividends. See "Risk Factors—Risks Related to the Offering—We may not pay dividends."

AUDITORS

The Company's auditors are Deloitte & Touche GmbH, Rosenheimer Platz 4, 81669 Munich ("Deloitte & Touche"). Deloitte & Touche have audited the Company's unconsolidated financial statements as of and for the years ended December 31, 2004 and December 31, 2003, respectively (each prepared in accordance with German GAAP), and have issued an unqualified auditors' opinion with respect to each. Furthermore, Deloitte & Touche have audited our consolidated financial statements as of and for the year ended December 31, 2004 (prepared in accordance with IFRS), and have issued an unqualified auditors' opinion with respect to such audit. KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Ganghoferstr. 29, 80339 Munich, have audited the unconsolidated financial statements of MTU Aero Engines GmbH and the consolidated financial statements of MTU Aero Engines GmbH as of and for the years ended December 31, 2003 and 2002 (prepared in accordance with German GAAP), and have issued an unqualified auditor's opinion with respect to each.

NOTICES, PAYING AND DEPOSITARY AGENT

Pursuant to our articles of association (*Satzung*), our notices are published in electronic format in the federal gazette (*Bundesanzeiger*). Any notice related to our shares will be published in electronic format in the federal gazette and in at least one official national publication approved by the Frankfurt Stock Exchange. Notices required under the German stock exchange laws will be published in an official national publication approved by the Frankfurt Stock Exchange and, to the extent required by the German Stock Exchange Listing Regulation (*Börsenzulassungs-Verordnung*), in the printed version of the federal gazette.

Deutsche Bank Aktiengesellschaft, Frankfurt am Main, has been designated as the paying and depositary agent.

Description of Share Capital

REGISTERED SHARE CAPITAL AND SHARES

The registered share capital of MTU Aero Engines Holding AG currently amounts to €55,000,000, divided into 55,000,000 ordinary registered shares with no par value (no par value shares), each such share representing a notional amount of the share capital of €1.00. The registered share capital in the amount of €55,000,000 is fully paid in.

Each share carries one vote at the shareholders' meeting. There are no restrictions on voting rights.

All of the shares of MTU Aero Engines Holding AG are issued as ordinary registered shares with no par value (no par value shares). The shares are represented by one or more global certificates without global dividend coupons, which have been deposited at Clearstream Banking AG, Frankfurt am Main, acting as securities clearing and depositary bank. Pursuant to Section 4(4) of our articles of association, shareholders are not entitled to receive physical share certificates for their respective shareholdings.

DEVELOPMENT OF OUR REGISTERED SHARE CAPITAL

At the time of incorporation of the Company in the legal form of a company with limited liability (*Gesellschaft mit beschränkter Haftung—GmbH*), its registered share capital amounted to €25,000. Pursuant to a shareholders' resolution adopted on December 17, 2004, the registered share capital was increased from reserves by €2,005,000 from €25,000 to €2,030,000. This capital increase was registered with the commercial register (*Handelsregister*) on December 22, 2004. In addition, the shareholders' meeting adopted a resolution on December 22, 2004 to increase the registered share capital of the Company by €180,000 from €2,030,000 to €2,210,000 by means of capital increase against cash contribution. The Participation Partnership subscribed to the new shares. In addition to the cash contribution of €180,000, the Participation Partnership paid a share premium of €4,250,000. This capital increase was registered with the commercial register on January 12, 2005. The shareholders' meeting furthermore adopted a resolution on May 2, 2005 to increase the registered share capital from reserves by €37,790,000 from €2,210,000 to €40,000,000. This capital increase was registered with the commercial register on May 12, 2005.

The Company was transformed into a stock corporation (*Aktiengesellschaft*) with a registered share capital of €40,000,000 on May 19, 2005, the date of registration of the transformation in the commercial register. The registered share capital is divided into 40,000,000 no par value shares.

The registered share capital of the Company was increased pursuant to a resolution of the extraordinary shareholders' meeting of May 30, 2005 from €40,000,000 by €15,000,000 to €55,000,000, divided into 55,000,000 ordinary registered shares with no par value, each representing a notional amount of the share capital of €1.00. The capital increase was registered in the commercial register on June 2, 2005.

AUTHORIZED SHARE CAPITAL

Authorized Share Capital I

According to the Company's articles of association (*Satzung*), as amended on May 30, 2005, the Company's management board (*Vorstand*) is authorized, with the consent of the supervisory board (*Aufsichtsrat*), to increase on one or more occasions the registered share capital of the Company by a total amount of up to €5,500,000 until May 29, 2010, by issuing new ordinary registered shares with no par value against cash contributions (Authorized Capital I 2005).

Shareholders shall be granted subscription rights. However, the management board is authorized, with the consent of the supervisory board, to exclude fractional amounts from the shareholders' subscription rights and to exclude subscription rights to the extent necessary to enable it to grant subscription rights to the holders of convertible and/or option rights for registered no par value shares of the Company in the amount to which they would be entitled if they were to exercise their conversion and/or option rights. The management board is furthermore authorized, with the consent of the supervisory board, to exclude shareholders' subscription rights if the issue price is not substantially below the market price. However, this

authorization shall only apply subject to the condition that the shares issued with exclusion of shareholders' subscription rights pursuant to Section 186(3) sent. 4 of the German Stock Corporation Act (*Aktiengesetz*) do not exceed an aggregate of 10% of the registered share capital at the date the authorization becomes effective. When calculating this 10% limit, the granting of option and/or conversion rights for Company shares after the date of effect of such authorization, i.e., after May 30, 2005, will be taken into consideration if such grant excludes subscription rights on the basis of Section 186(3) sent. 4 of the German Stock Corporation Act, or the sale of the Company's own shares excluding subscription rights on the basis of Section 186(3) sent. 4 of the German Stock Corporation Act.

The management board is authorized, with the consent of the supervisory board, to determine the further content of the rights attached to the shares and the terms and conditions of the share issuance.

The supervisory board is authorized to amend the articles of association following the complete or partial implementation of a capital increase from the Authorized Capital I 2005, or following expiration of the authorization period, in accordance with the amount of the capital increase from the Authorized Capital I 2005.

Authorized Share Capital II

According to the Company's articles of association, as amended on May 30, 2005, the Company's management board (*Vorstand*) is authorized, with the consent of the supervisory board, to increase on one or more occasions the registered share capital of the Company by a total amount of up to €19,250,000 until May 29, 2010, by issuing new ordinary registered shares with no par value against cash or in-kind contributions (Authorized Capital II 2005).

When issuing shares against contributions in kind in connection with direct or indirect acquisitions of companies, stakes in companies or other equity interests, the management board is authorized, with the consent of the supervisory board, to exclude shareholders' subscription rights. The management board is further authorized to exclude subscription rights to the extent necessary to enable it to grant subscription rights to holders of convertible and/or option rights for registered no par value shares of the Company in the amount to which they would be entitled if they were to exercise their conversion and/or option rights.

In all other cases, the shareholders must be granted subscription rights, provided that, however, the management board is authorized, with the consent of the supervisory board, to exclude fractional amounts from shareholders' subscription rights.

The management board is authorized, with the consent of the supervisory board, to determine any additional rights attached to the shares and the terms and conditions of the share issue.

The supervisory board is authorized to amend the articles of association following the complete or partial implementation of the capital increase from Authorized Capital I 2005, or following expiration of the authorization period, in accordance with the amount of the capital increase from Authorized Capital II 2005.

CONTINGENT SHARE CAPITAL

At the extraordinary shareholders' meeting held on May 30, 2005, the registered share capital of the Company was conditionally increased by up to €19,250,000 by issuing up to €19,250,000 new ordinary registered shares with no par value. The contingent capital increase will only be implemented to the extent (i) that the holders or creditors of conversion or option rights, which the Company, or a direct or indirect affiliate, attaches to convertible or option bonds issued through May 29, 2010 (pursuant to a resolution adopted by the extraordinary shareholders' meeting held on May 30, 2005, as clarified on May 31, 2005), exercise their conversion or option rights, or (ii) that the holders or creditors of convertible bonds (who are subject to mandatory conversion), which the Company, or a direct or indirect affiliate, issues through May 29, 2010 (pursuant to a resolution adopted by the extraordinary shareholders' meeting held on May 30, 2005, as clarified on May 31, 2005), fulfil their conversion obligations, in each case provided that treasury shares are not used. New shares issued in such manner will carry dividend rights from the

beginning of the fiscal year in which they come into existence by means of the exercise of conversion or option rights or through the fulfillment of conversion obligations.

CONVERTIBLE AND WARRANT BONDS

The extraordinary shareholders' meeting held on May 30, 2005 furthermore authorized the Company's management board (*Vorstand*) to issue, with the consent of the supervisory board (*Aufsichtsrat*), bearer or registered convertible bonds (*Auf dem Inhaber oder auf dem Namen lautende Wandelschuldverschreibungen*), warrant bonds (*Optionsschuldverschreibungen*), profit participation rights (*Genussscheine*) or profit-linked bonds (*Gewinnschuldverschreibungen*) (or combinations of such instruments) (together, the "Bonds"), on one or more occasions, through May 31, 2010, such Bonds to be with or without fixed maturity, up to an aggregate nominal amount of €750 million, and to grant the holders of convertible and/or warrant bonds conversion or option rights for up to an aggregate of €19,250,000 in the registered share capital of the Company, in accordance with the detailed terms and conditions of such convertible bonds and/or warrant bonds.

The Bonds can be issued in euro or in the euro-equivalent of another legal currency, such as the legal currency of an OECD country. The bonds can also be issued by a direct or indirect affiliate of the Company. In such case, the management board is authorized, with the consent of the supervisory board, to assume the guarantee for the Bonds on behalf of the Company and to grant to holders of warrant bonds option rights, and to holders of convertible bonds conversion rights, into new registered no par value shares of the Company.

The bond issuances will be divided into bonds carrying equal entitlements.

Where warrant bonds are issued, each bond shall have one or several warrants attached to it, which will entitle the holder to subscribe to registered no par value shares of the Company pursuant to the specific terms determined by the management board. The proportionate amount of the registered share capital per share that can be subscribed to per bond may not exceed the nominal amount of the bonds. The term of the option rights may not exceed the term of the warrant bonds. The conversion ratio may be rounded up or down to an option ratio of a whole number. Fractional shares could also be consolidated or compensated with cash.

Where convertible bonds are issued, the holders obtain the right to convert their bonds into registered no par value shares of the Company pursuant to the specific terms and conditions of the conversion bond determined by the management board. The conversion ratio is determined by dividing the nominal amount of a bond by the fixed conversion price for a registered no par value share of the Company. The conversion ratio may also be determined by dividing the issue price per bond, if lower than the nominal amount, by the fixed conversion price for a registered no par value share of the Company. The conversion ratio may be rounded up or down to a conversion ratio of a whole number; further, an additional cash payment may be provided for, if necessary. Fractional shares could also be consolidated or compensated with cash. The proportionate amount of the registered share capital of the shares to be issued per bond upon exercise of the conversion right may not exceed the nominal amount of the respective convertible bond. The terms and conditions of the convertible bonds can also provide for mandatory conversion at maturity (or at an earlier point in time).

The terms and conditions of the convertible and/or warrant bonds can provide for the Company's right to grant treasury shares in the case of conversion and/or exercise of the option. Furthermore, the Company may be granted the right, in the case of conversion and/or exercise of the option, to refrain from issuing new shares, and instead to pay a cash amount based on the number of shares to be delivered. The terms and conditions of the convertible and/or warrant bonds may also provide that the number of shares that are to be subscribed for in the event of exercise of conversion or option rights, or following satisfaction of conversion obligations, or any conversion right in this regard, is variable and/or the conversion or option price may be changed during the term within a defined margin of fluctuation to be set by the management board depending on the development of the market price for the Company's shares or as a consequence of dilution protection provisions during the bond term.

The conversion and/or option price per registered no par value share of the Company will be set in euro and must, including in the event of a variable conversion ratio or a variable conversion or option price, either (i) amount to at least 80% of the average price of the Company's shares in the closing auction of XETRA trading on the Frankfurt Stock Exchange or in a successor system during the 10 trading days prior to the date on which the management board adopts a resolution on the issue of the convertible or warrant bonds, or (ii) amount to at least 80% of the average price of the Company's shares in the closing auction of XETRA trading on the Frankfurt Stock Exchange or in a successor system during the days on which the subscription rights with respect to the convertible and/or warrant bonds are traded on the Frankfurt Securities Exchange (with the exception of the last two stock exchange trading days of trading in the subscription rights).

Notwithstanding Section 9(1) of the German Stock Exchange Act (*Aktiengesetz*) and as provided for specifically in the terms and conditions of the convertible and/or warrant bonds, the conversion and/or option price may be reduced, by means of a cash payment upon the exercise of the conversion and/or option rights or a reduction of the additional payment, on the basis of a dilution protection clause. Such a reduction may occur only if (i) the Company increases its registered share capital during the conversion or option period by granting subscription rights to its shareholders, or issues further convertible or warrant bonds and/or grants or guarantees option rights, and (ii) holders of existing conversion or option rights are not granted any subscription rights, to the extent they would be entitled to such rights if had they exercised their conversion or option rights. In lieu of a cash payment or reduction of the additional payment, the conversion ratio can also, to the extent possible, be adjusted by division by the reduced conversion price. Notwithstanding Section 9(1) of the German Stock Exchange Act, the terms and conditions of the convertible and/or warrant bonds may furthermore provide for dilution protection clauses in the event that (i) the Company increases its registered share capital during the option or conversion period by granting subscription rights to its shareholders, or issues or guarantees further convertible bonds or warrant bonds and/or grants or guarantees option rights, and (ii) holders of existing conversion or option rights are not granted any subscription rights, to the extent they would be entitled to such rights had they exercised their conversion or option rights or satisfied their conversion obligations. Moreover, the terms and conditions of the convertible and/or option bonds can provide for an adjustment of the conversion and/or option price in the event of a capital reduction, stock split, distribution of special dividends or other measures which could result in a dilution of the value of the conversion and/or option rights. In any event, the proportionate amount of the registered share capital of the shares to be delivered with respect to each bond may not exceed the nominal value per bond.

Generally, shareholders are granted subscription rights. The bonds can also be acquired by one or more credit institutions with the obligation to offer them to shareholders for subscription. However, the management board is authorized, with the consent of the supervisory board, to exclude shareholders' subscription rights to the Bonds in an aggregate nominal amount of €750 million, provided that the issue price of the Bonds does not fall significantly below their hypothetical market value determined in accordance with recognized methods, in particular financial-mathematical methods. However, such authorization to exclude pre-emptive rights will only be valid if the shares issued and/or to be issued in conjunction with Bonds issued without subscription rights pursuant to Section 186(3) sent. 4 of the German Stock Corporation Act do not exceed a total of 10% of the registered share capital following registration in the commercial register of the implementation of the cash capital increase resolved by the shareholders' meeting of May 30, 2005. In addition, the sale of the Company's treasury shares and the issuance of new shares from existing authorized capital (or authorized capital replacing existing authorized capital) will be taken into account, if such sale occurs following an authorization on the basis of Section 186(3) sent. 4 of the German Stock Corporation Act under exclusion of shareholders' subscription rights.

If the management board does not make use of the authorization mentioned above to exclude subscription rights, it will be authorized, with the consent of the supervisory board, to exclude shareholders' subscription rights with respect to fractional amounts. The management board is furthermore authorized, with the consent of the supervisory board, to exclude subscription rights to the extent necessary to enable it to grant subscription rights to holders of convertible and/or option rights for registered no par value shares of the Company in the amount to which they would be entitled if they exercised their conversion and/or option rights.

The management board is authorized, with the consent of the supervisory board, to determine the additional details of issuances, in particular the interest rate, issue price and term, and, if applicable, to determine such details in consultation with the management of the foreign affiliates launching the issuances.

The issuance of bonds by a direct or indirect affiliate of the Company is only covered by the authorization if effected by an affiliate pursuant to Section 18 of the German Stock Corporation Act (*Aktiengesetz*) and offered in pursuit of financing interests of the group.

AUTHORIZATION TO REPURCHASE SHARES

The extraordinary shareholders' meeting held on May 30, 2005 authorized the Company to repurchase, until November 29, 2006, shares in MTU Aero Engines Holding AG pursuant to Section 71(1) no. 8 of the German Stock Corporation Act from registration in the commercial register of the capital increase expected to be resolved upon by the shareholders' meeting of May 30, 2005. The authorization extends to shares in an amount of up to 10% of the registered share capital of MTU Aero Engines Holding AG following registration in the commercial register of the capital increase expected to be resolved upon by the shareholders' meeting of May 30, 2005. The relevant shares can be repurchased on the stock exchange or by way of a public purchase offer extended to all shareholders. The consideration may not exceed or fall short of the stock exchange price by more than 10 percent. The relevant stock exchange price shall be, in the event of a repurchase on the stock exchange, the mean of stock exchange prices of the shares in MTU Aero Engines Holding AG in the XETRA (or successor system) closing auction of the five stock exchange trading days prior to the repurchase. In the event of a repurchase by way of a public purchase offer extended to all shareholders, the mean of stock exchange prices of the shares in MTU Aero Engines Holding AG in the XETRA (or successor system) closing auction of the five stock exchange trading days prior to the publication of the decision to make the offer shall be deemed to be the relevant stock exchange price.

The Company's management board (*Vorstand*) is authorized, with the consent of the supervisory board (*Aufsichtsrat*), to sell repurchased shares by means other than sale on the stock exchange or by way of a public offer extended to all shareholders, provided that such shares are sold to participants of the MSP who are present or past employees or managers of MTU Aero Engines Holding AG or its affiliated companies. The supervisory board (*Aufsichtsrat*) is authorized to effect a sale of repurchased shares to members of the management board (*Vorstand*) by means other than sale on the stock exchange or by way of a public purchase offer extended to all shareholders.

The subscription rights of the Company's shareholders are excluded in the above situations.

The management board (*Vorstand*) is furthermore authorized, with the consent of the supervisory board (*Aufsichtsrat*), to redeem any or all repurchased shares without further resolution of the shareholders' meeting.

The above authorizations to sell or redeem repurchased shares may be used in whole or in parts, once or on several occasions, separately or jointly.

GENERAL PROVISIONS GOVERNING AN INCREASE OF OUR REGISTERED SHARE CAPITAL

According to the German Stock Corporation Act (*Aktiengesetz*), the registered share capital of a stock corporation (*Aktiengesellschaft*) may be increased by resolution of the shareholders' meeting, which must be adopted by a majority of at least three quarters of the registered share capital represented at the meeting, unless the stock corporation's articles specify other requirements with regard to majorities.

In addition, shareholders may resolve to issue authorized capital. The issuance of authorized share capital requires a resolution to be adopted by a majority of at least three quarters of the registered share capital represented at the meeting, pursuant to which the management board (*Vorstand*) is authorized to issue shares up to a specific amount within a period not to exceed five years. The nominal amount of the authorized share capital may not exceed half of the registered share capital available at the time of the authorization. Moreover, shareholders may resolve to create contingent capital for the purpose of issuing

shares (i) to holders of convertible bonds or other securities convertible into new shares of the Company, (ii) as consideration in connection with a combination with another company or (iii) to executives and employees. Such resolution must be adopted by a majority of at least three quarters of the registered share capital represented at the meeting. The nominal value of the contingent capital may not exceed half of the registered share capital available at the time the resolution is adopted (the nominal amount of the contingent capital created for the purpose of share issues to executives and employees may not exceed 10% of the registered share capital available at the time the resolution is passed).

To the extent that the Selling Shareholder (depending on attendance levels at our shareholders' meetings) holds a *de facto* majority of three quarters of the registered share capital represented at our shareholders' meeting, it may pass a resolution concerning capital measures by virtue of its shareholding. See "Risk Factors—Risks Related to the Offering—The interests of our principal shareholders may be inconsistent with your interests."

GENERAL PROVISIONS CONCERNING SUBSCRIPTION RIGHTS

According to the German Stock Corporation Act (*Aktiengesetz*), every shareholder, generally, has subscription rights to new shares (and convertible bonds, warrant bonds, profit-participation rights or participating bonds) that are issued in a capital increase. Subscription rights are freely transferable. Within a specified period prior to expiration of the subscription rights, those subscription rights may be traded on the German stock exchanges. The shareholders' meeting may exclude subscription rights by a resolution passed by a majority of the votes cast and of at least three quarters of the registered share capital represented at the meeting. An exclusion of subscription rights further requires a report of the management board (*Vorstand*) justifying the exclusion of subscription rights by showing that the Company's interest in excluding the subscription rights outweighs the shareholders' interest in such subscription rights. Without such justification, the exclusion of subscription rights may be admissible upon the issue of new shares if:

- the Company increases its share capital for cash contributions;
- the amount of the capital increase does not exceed 10% of the existing registered share capital; and
- the issue price of the new shares is not substantially below the stock market price of the shares.

To the extent that the Selling Shareholder (depending on attendance levels at our shareholders' meetings) holds a *de facto* majority of three quarters of the registered share capital represented at our shareholders' meeting, it may pass a resolution regarding the exclusion of subscription rights by virtue of its shareholding. See "Risk Factors—Risks Related to the Offering—The interests of our principal shareholders may be inconsistent with your interests."

SHAREHOLDERS' DISCLOSURE AND REPORTING DUTIES

Upon the admission of the shares to trading pursuant to an official listing on the Frankfurt Stock Exchange (see "The Offering—Stock Exchange Listing"), the Company, as a company listed on the Frankfurt Stock Exchange, becomes subject to the provisions of the German Securities Trading Act (*Wertpapierhandelsgesetz*). The German Securities Trading Act provides that any person whose voting interest in a listed company attains, exceeds or falls below 5%, 10%, 25%, 50% or 75% through acquisition, sale, or by other means, must provide written notification to the company and to the Federal Financial Services Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*) without undue delay, but no later than within seven calendar days, after any of the thresholds mentioned above have been reached or exceeded or are no longer met. Such notice must also state the shareholders' current voting interest. The company must publish this notification in an official national publication for statutory stock market notices approved by the Frankfurt Stock Exchange without undue delay, but no later than nine calendar days following receipt of the notification. In connection with this requirement, the German Securities Trading Act contains several provisions designed to ensure that shareholdings are attributed to those persons who actually control the voting rights associated with the shares. For example, shares owned by a third-party company are attributed to the company which controls such third-party company. Shares held by a third-party company on behalf of a company or on behalf of the companies controlled by such company are attributed to such company. If the notification mentioned above is not filed, the shareholder

will be precluded from exercising the rights (including voting and dividend rights) attached to the shares for as long as such default continues. In addition, a fine may be imposed for the failure to comply with the notification requirements.

MATERIAL SUBSIDIARIES

The table below lists our subsidiaries that have a book value of at least 10% of our consolidated share capital and/or that contribute at least 10% of the consolidated annual net income of our Group, or which are material for other reasons. The table also sets forth important information relating to these subsidiaries. The Company owns, directly or indirectly, up to 100% of the share capital of these subsidiaries. The stated net earnings figures (rounded up to whole euro figures) are taken from the financial statements and/or accounting systems those subsidiaries prepared in accordance with applicable national law.

Name, Registered Office	Area of Operations	Subscribed share capital as of December 31, 2004	Carrying value of interests as at December 31, 2004 (IFRS)	Reserves as at December 31, 2004 (IFRS)	MTU Aero Engines GmbH receivables/ (liabilities) due from subsidiaries as at December 31, 2004 (IFRS)	Net income (loss) for the year to December 31, 2004 (IFRS)	Amount transfered under profit and loss pooling agreement for 2004 (German GAAP)
				(€ in thousands)			
MTU Maintenance Hannover GmbH, Langenhagen	Overhaul, maintenance and repair of civil aircraft engines	15,339	138,429	123,090	(8,765)	(8,780)	8,756
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde .	Maintenance, aircraft propulsion systems, assembly of new low pressure turbines, repair and maintenance of industrial gas turbines	10,226	105,415	95,189	5,266	(1,235)	213
ATENA Engineering GmbH, Munich[1] . .	Engineering office for high technology services	25	4,290	4,265	2,592	606	
RSZ Beteiligungs- und Verwaltungs GmbH, Munich	Asset management; holding of ownership interest in Vericor Power Systems L.L.C.	25	13,427	13,402	0	(1)	
MTU Aero Engines North America Inc., Rocky Hill, Connecticut, USA . .	Development of engine components, production of rotating components such as disks, rings and shafts	800	5,515	4,576	4,401	(2,951)	
MTU Maintenance Canada Ltd., Richmond, British Columbia, Canada .	Overhaul, maintenance and repair of civil aircraft engines	18,480	0	(19,908)	8	867	

(1) *We contracted to sell all of our shares in ATENA Engineering GmbH pursuant to an agreement dated May 17, 2005 (see "Recent Business Developments and Outlook").*

Management

The governing bodies of MTU Aero Engines Holding AG are the management board (*Vorstand*), supervisory board (*Aufsichtsrat*) and the shareholders' meeting. The powers of these governing bodies are determined by the Stock Corporation Act (*Aktiengesetz*), the articles of association (*Satzung*) and the procedural rules of the management board and supervisory board.

The management board conducts our business in accordance with the relevant statutes, the articles of association and its procedural rules. It represents the Company in dealings with third parties. The management board is responsible for ensuring that appropriate risk management and risk control systems are put in place, so that any developments that might jeopardize our continuing existence can be recognized early. The management board also has an obligation to issue periodic reports (at least annually) to the supervisory board on the business plans, policy and other fundamental issues of company planning (specifically financial, investment and personnel planning), unless changes in our situation or upcoming issues require prompt reporting. In particular, the management board reports on deviations from the key budget figures with respect to incoming orders, sales, cash flow, EBITDA and investments amount pursuant to the annual business plan, as well as increases of more than 5% in the number of employees pursuant to the annual personnel costs plan. At the supervisory board meeting, during which the annual financial statements are discussed, the management board reports on the profitability of the Company, in particular the return on equity, and also reports on a regular basis (at least quarterly) on the status of the business, especially sales, and on the situation of the Company. In general, the management board reports to the supervisory board on any transactions that may be of material importance to the profitability or liquidity of the Company in a timely manner such that the supervisory board has the opportunity to express its opinion on such transactions prior to their implementation. The management board's reporting must also comprise subsidiary companies and joint ventures within the meaning of Section 310 of the German Commercial Code (*Handelsgesetzbuch*). The management board must report any "important matters," within the meaning of Section 90(1) sent. 3 of the German Stock Corporation Act, to the chairman of the supervisory board. Important matters may include affiliates if their involvement in such matters could have a material effect on the Company.

Simultaneous membership on the management board and supervisory board is not permissible in stock corporations (*Aktiengesellschaften*) organized under German law.

The supervisory board appoints the members of the management board and is authorized to dismiss them for good cause. The supervisory board advises the management board on managing the Company and oversees its management activities. Pursuant to the German Stock Corporation Act, the supervisory board is not authorized to manage the Company. Pursuant to a resolution dated May 2, 2005, the supervisory board issued rules of procedure for the management board which provide that the management board may undertake certain actions solely with the consent of the supervisory board. Transactions that require the consent of the supervisory board currently include the following:

- Adoption of the annual budget and establishment of the annual investment plan. Such budget planning is a component of a three-year plan that is submitted to the supervisory board and continually updated.
- Appointment of representatives of the Company with comprehensive power of representation (*Generalbevollmächtigte*).
- Acquisition, disposal or encumbrance of ownership interests in other companies with a transaction value greater than €10 million.
- Acquisition, disposal or encumbrance of real property, rights equivalent to real property ownership and rights in real property with a value of greater than €5 million.
- Assumption of suretyships, guarantees, parent comfort letters, bill of exchange obligations or the creation of any other security interest with a value of more than €10 million or which occurs outside of the ordinary course of business.
- Participation in risk and revenue sharing partnerships, if the total investment (including entry fees, start-up losses and R&D expenditures) exceeds €100 million in the first five years.

- Substantial changes in the Company's field of operations.
- Issuance or assumption of guarantees for bonds and long-term certificates of indebtedness.
- Transactions with persons (Section 15 of the German Tax Code (*Abgabeverordnung*)) related to members of the management board, in particular loan transactions.
- Conclusion, amendment or termination of inter-company agreements within the meaning of Sections 291 and 292 of the German Stock Corporation Act.
- Any donations to political parties.
- Restructuring measures that lead to the closure of a site and the loss of more than 250 jobs.
- Conclusion of settlements and other waivers of rights that trigger a payment by the Company of more than €10 million.
- Speculative treasury transactions, in particular transactions involving derivatives and currency futures transactions, with a risk of more than €1 million. Treasury transactions are considered speculative if such transactions are not based on an underlying operating business and, accordingly, do not serve to appropriately hedge existing risks. Monetary investments whose rating is lower than "investment grade" are also considered speculative.
- Other transactions that are similarly capable of fundamentally altering the Company's results of operations, financial condition, liquidity or risk position or that are not part of the Company's ordinary course of business.

The members of our management board and supervisory board owe a duty of loyalty and a duty of care to the Company. In doing so, members of these governing bodies must take into consideration a broad spectrum of interests, including, but not limited to, those of the Company, its shareholders, its employees and its creditors. The management board must also take into consideration the shareholders' rights to equal treatment and equal information. Should the members of the management board or the supervisory board breach these duties, they are jointly and severally liable to the Company for damages. The members of the management board and the supervisory board are covered by directors and officers insurance.

Generally, a shareholder has no right to commence direct action against members of the management board or the supervisory board if it believes that any members have breached their fiduciary duties. Only the Company is entitled to claim damages from members of the management board or supervisory board. The Company may not waive or settle any claim until three years after it arose and only if the shareholders' meeting so resolves by simple majority, provided further that a minority of shareholders, holding in the aggregate 10% or more of the registered share capital, do not raise a written objection.

Under German law, individual shareholders (like any other person) are prohibited from exercising their influence over the Company in order to cause a member of the management board or the supervisory board to act in a manner that would harm the Company. Shareholders who have a controlling influence may not use such influence to cause the Company to act against its interest, unless the resulting damage is compensated for. Any person who uses its influence to cause a member of the management board or the supervisory board, an authorized representative (*Prokurist*), or any person holding a commercial power of attorney to act in a manner that may harm the Company or its shareholders, will be required to compensate the Company and its shareholders for the resulting damage. In addition, the members of the supervisory board and the management board are jointly and severally liable for breach of their duties.

Pursuant to Section 245 (1) of the German Transformation Act (*Umwandlungsgesetz*), the Selling Shareholder and the Participation Partnership, as shareholders who voted for the transformation of the Company into a German stock corporation, are deemed to be the founders of the Company.

MANAGEMENT BOARD (*VORSTAND*)

Pursuant to the Company's articles of association (*Satzung*), the management board must have at least two members. The supervisory board (*Aufsichtsrat*) determines the actual number of management board members. At present, the management board consists of four members.

In accordance with the current rules of procedure, the management board members are jointly responsible for the overall management of the Company. Each member manages one division, and is responsible for managing such division within the scope of resolutions adopted by the management board. To the extent that measures and transactions simultaneously affect one or more divisions, the relevant management board member coordinates his or her actions with the other relevant management board member(s). The entire management board addresses any matters that, pursuant to applicable law, the articles of association or the rules of procedure of the management board, require a resolution of the management board. In particular, such matters include those of material importance and consequence for the Company or its affiliates and those associated with extraordinary economic risk. Resolutions by the management board require a simple majority unless, according to applicable law or the articles of association, higher majorities are required. If the required majority is not obtained, the chairman of the management board has a casting vote.

Pursuant to the articles of association, the supervisory board may appoint one management board member as chairman. The current rules of procedure provide that the chairman of the management board is responsible for coordinating all divisions managed by the members of the management board. The chairman must direct the leadership of all divisions uniformly toward the objectives determined by the resolutions of the management board. The chairman may request information from the members of the management board at any time, and may specify that the chairman must be informed in advance with regard to certain types of transactions. The chairman of the management board represents the Company in public, particularly in dealings with authorities, trade associations, economic organizations and the media. The Chairman may delegate such tasks with regard to certain matters, or in special cases, to another member of the management board. The chairman of the management board represents the management board vis-à-vis the supervisory board and its members, and ensures that the chairman of the supervisory board is regularly informed about all business matters and the situation of the Company. The chairman of the management board must promptly report important matters and business items that may significantly impact the situation of the Company to the chairman of the supervisory board. If the chairman of the management board is prevented from such reporting, an appointed deputy chairman, or alternatively the management board member oldest in age, shall assume the rights and duties of the chairman of the management board (except for the right to a casting vote if a majority is not reached with regard to decisions taken by the management board).

The supervisory board appoints each member of the management board for a maximum term of five years. Re-appointment or extension of a term (in each case for a maximum of five years) is permitted. Pursuant to the rules of procedure of the supervisory board, the age limit for members of the management board is 65. The supervisory board may revoke the appointment of a management board member prior to the expiration of his term for good cause, such as a gross violation of his fiduciary duties, or if the shareholders' meeting passes a vote of no confidence with regard to the relevant management board member.

The supervisory board has issued rules of procedure for the management board effective May 2, 2005.

The Company is represented by two members of the management board or one member of the management board acting jointly with an authorized representative (*Prokurist*).

At present, the following persons are members of the management board:

Udo Stark (Chairman of the management board) (age: 57): Having studied business in Tübingen und Saarbrücken graduating as a *Diplom-Kaufmann*, Stark began working in 1970 at the Röchlingschen Eisen- und Stahlwerke. From 1971 to 1973, he studied at the Harvard Business School in Boston graduating with an MBA. Thereafter, Stark worked for the Dutch Akzo-Nobel-Group until 1991, his last position being chairman of the management board of Enka AG/bv with global responsibility for the chemical fiber and plastics business. Subsequently, Stark was chairman of the management board of AGIV AG in Frankfurt am Main from 1991 to 2000. In 2001, Stark was appointed chairman of the shareholders' committee at Messer

Griesheim GmbH. From 2003 to 2004, he was chairman of the management board at MG Technologies AG. Since January 1, 2005, Stark has been chairman of the management board of MTU Aero Engines GmbH, and following the Company's transformation into a German stock corporation, Stark became chairman of the management board of the Company.

Reiner Winkler (Member of the management board) (age: 43): After graduating from business school in Marburg with the degree of *Diplom-Kaufmann*, Winkler began his career in 1985 working in the Central Division Business/Organization (*Zentralbereich Betriebswirtschaft/Organization*) of Siemens AG in Munich. In 1988, Winkler joined the Group Planning and Controlling Division of Daimler-Benz AG (later renamed DaimlerChrysler AG). In 1993, Winkler began employment at TEMIC Telefunken Microelectronic GmbH, a subsidiary of DaimlerChrysler AG, where he held several positions in the Finance and Controlling Division, until he was promoted in 1998 to managing director Finance/Controlling. In 2001, Winkler became a managing director of MTU Aero Engines GmbH, with responsibility for Finance/ Controlling. Following the Company's transformation into a German stock corporation, Winkler was appointed to the management board, with responsibility for Finance / Human Resources and IT (CFO).

Dr. Michael Süß (Member of the management board) (age: 41): Dr. Süß studied mechanical engineering, specializing in manufacturing technology and production engineering at the Technical University in Munich and began his professional career at BMW in 1986. In 1994, he obtained his doctorate in macroeconomy (*Dr. rer. pol.*) at the *Institut für Arbeitswissenschaften* at the University of Kassel, and in 1995 he joined IDRA AG in Brescia, Italy as technical managing director. In late 1995, he assumed responsibility for the division Management of Operations Planning at Porsche AG, and afterwards became head of the department of Chip Removal and Mechanical Manufacture in Motor Construction (*Zerspanung und mechanische Fertigung im Motorenbau*), and subsequently led the "Costcenter Aggregate." From 1999 to 2001, Dr. Süß was a member of the management board of Mössner AG, and following the takeover of Mössner AG by the Georg-Fischer Group, he led the integration of Mössner AG into the Georg-Fischer Group as chairman of the management board. Beginning on October 1, 2001, Dr. Süß was appointed managing director of the Company. Following the Company's transformation into a German stock corporation, Dr. Süß was appointed to the management board in May 2005, with responsibility for Technology (COO).

Bernd Kessler (Member of the management board) (age: 47): Kessler studied mechanical engineering, specializing in manufacturing technology and production engineering at the *Fachhochschule* Konstanz and graduated as *Diplom-Ingenieur*. Between 1990 and 1993, he attended City University Bellevue (U.S.A.) and graduating with an MBA, and in 1996 he participated in an executive training program at Harvard Business School in Boston. In 1984, Kessler began his professional career at AlliedSignal Aerospace GmbH in Raunheim. In 1994, he transferred to AlliedSignal Aerospace Services and became managing director of its subsidiary Components North America in Anniston, Alabama (U.S.A.). In 1996, Kessler assumed the position of managing director of Aftermarket Europe (AlliedSignal Aerospace Services) in Europe. Beginning in 1999, Kessler was vice president & general manager at Honeywell Aerospace, Phoenix, Arizona (U.S.A.), where he was responsible for the global business unit Honeywell After Market Service. Kessler has been a member of the management board of the company since August 1, 2004, and following the Company's transformation into a German stock corporation, was appointed to the management board in May of 2005. Kessler is responsible for Commercial MRO.

Members of the management board may be reached at the Company's business address.

In fiscal 2004, the total remuneration for all managing directors (*Geschäftsführer*) of the Company amounted to €3,728,000 (including remuneration paid by Group companies). Pension provisions in the amount of €921,000 have been made. Going forward, the remuneration of the management board members will be determined based on a compensation system that, in addition to the base compensation, provides for annual variable compensation of 0% to 100% of the base compensation. The variable compensation will depend on the attainment of certain earnings figures.

No judgments or criminal sanctions relating to any violations of any domestic or international criminal or securities law provisions have been imposed on the members of our management board over the preceding five-year period.

At present, the members of our management board and Dr. Klaus Steffens as member of our supervisory board indirectly hold a total of approximately 6.42% of the shares of the Company and therefore an aggregate of 2,568,000 shares of the Company (before the capital increase in connection with the Offering). For further information on the Management Equity Participation Program, see "General Information on the Company—Management Equity Participation Program."

As part of the Offering, members of our management board have been granted the opportunity to purchase, on a preferential basis, shares at the Offer Price and at discounts to the Offer Price (see "The Offering—Preferential Allotment").

At present, the Company has neither granted any loans to members of the management board, nor has it assumed any guarantees for them. During the current and previous fiscal years, no member of our management board has been involved in any transaction of the Company outside the ordinary course of business or in any other transaction of the Company of unusual type or nature or in any unusual ongoing transaction from prior fiscal years.

SUPERVISORY BOARD (*AUFSICHTSRAT*)

Pursuant to the Company's articles of association (*Satzung*) and Sections 95 and 96 of the German Stock Corporation Act (*Aktiengesetz*) in conjunction with Section 5(1) of the German Co-Determination Act of 1976 (*Mitbestimmungsgesetz*), the supervisory board is composed of twelve members, six of whom are appointed by the shareholders at the shareholders' meeting in accordance with the relevant provisions of the German Stock Corporation Act, and six of whom are elected by the employees in accordance with the provisions of the German Co-Determination Act of 1976.

Pursuant to the Company's articles of association, no more than two former members of the Company's management board may be members of the supervisory board. To the extent that the shareholders' meeting does not provide for a shorter term, supervisory board members and, if applicable, their substitute members, are, pursuant to the Company's articles of association and Section 102 of the German Stock Corporation Act, elected for a term expiring on the shareholders' meeting that formally ratifies the actions of the supervisory board members for the fourth fiscal year following the commencement of the relevant member's term of office. The fiscal year in which the term commences is not included in calculating such period.

A successor to any supervisory board member departing prior to the expiration of his or her term is elected for the remainder of the term of the departing supervisory board member, provided the shareholders' meeting does not stipulate a different term for such successor. A substitute member may be appointed at the same time as the appointment of a supervisory board member. Such substitute member will join the supervisory board upon the premature departure of the relevant supervisory board member, provided no successor is appointed for the departing member. The substitute member's supervisory board membership expires as soon as a successor for the departed supervisory board member has been appointed, but no later than upon expiration of the departing member's initial term.

Pursuant to the Company's articles of association, any member or substitute member of the supervisory board may resign for any reason by serving written notice to the chairman of the supervisory board or of the management board. Such notice will become effective at the end of the calendar month following such notice. The chairman of the supervisory board (or the deputy chairman, in the case of the chairman's resignation) may elect to shorten this period or eliminate the period altogether. Pursuant to the Company's articles of association, the term of a supervisory board member will expire in any event at the end of the shareholders' meeting following the supervisory board member's 70th birthday.

Pursuant to the provisions of Sections 27(1) and (2) of the German Co-determination Act, the supervisory board elects a chairman and a deputy chairman. Unless a shorter term of office was stipulated at election, the term of appointment of the chairman and the deputy chairman will correspond to their supervisory board membership. The election is to be held following the shareholders' meeting resolving on the appointment of the supervisory board members; no special invitation is required for such meeting of the supervisory board. Should the chairman or the deputy chairman leave office prematurely, the supervisory

board must, without undue delay, elect a new chairman or deputy chairman for the departing chairman's or deputy chairman's remaining term of office.

The chairman of the supervisory board (or if the chairman is unable, the deputy chairman) is responsible for calling and chairing supervisory board meetings. The supervisory board has the required quorum if, following due and proper notice to all members, at least half of its members participate in adopting the relevant resolutions. Members that abstain from voting are also deemed to be participating in the adoption of resolutions.

Unless a different majority is prescribed by law, the supervisory board adopts resolutions by a simple majority of votes cast. The foregoing also applies to elections. In the absence of a majority, the chairman of the supervisory board shall have a casting vote. The deputy chairman of the supervisory board may not exercise such casting vote.

Pursuant to a resolution dated May 2, 2005, the supervisory board of the Company issued internal rules of procedure.

In addition to the mandatory mediation committee and to the extent permitted by law, the supervisory board may form additional committees to which the supervisory board may delegate its decision-making powers. At present, the supervisory board has three committees: the mediation committee, as required by Section 27(3) of the German Co-determination Act, a personnel committee and an audit committee. The mediation committee exercises the duties set forth in Section 31(3) of the German Co-determination Act. In the event that management board members cannot be appointed with the required two-thirds majority, a resolution of the supervisory board may be passed by simple majority upon the mediation committee's proposal. The personnel committee prepares, among other things, the supervisory board's decisions with respect to members of management, in particular the appointment and dismissal of management board members and the appointment of the management board chairman. In addition, it adopts resolutions for the supervisory board relating to the execution, modification and termination of management board members' service and pension agreements, as well as the management board members' remuneration. The audit committee prepares, among other things, the supervisory board's decisions concerning the adoption of the annual financial statements and the approval of the consolidated financial statements. The audit committee also prepares the terms of engagement of the statutory auditors (in particular, the audit agreement, the focus of the audit, and the fee arrangements). It also takes measures to ensure and monitor the independence of the auditors. The audit committee also assists the supervisory board in overseeing management and deals specifically with risk management issues.

The names and functions of the current members of the supervisory board of the Company are as follows:

Name	Function	Additional supervisory board mandates and/or mandates on comparable supervisory entities of foreign or domestic commercial companies
Johannes P. Huth	Managing Director of Kohlberg Kravis Roberts & Co. Ltd.	A.T.U. Auto-Teile-Unger Holding GmbH Demag Cranes & Components GmbH Demag Holding S.à r.l. Deutsche Umwelt Investment AG Duales System Deutschland AG Mannesmann Plastics Machinery GmbH MTU Aero Engines GmbH (Chairman of the Supervisory Board) Wincor Nixdorf AG (Chairman of the Supervisory Board) Zumtobel AG
Reinhard Gorenflos	Managing Director of Kohlberg Kravis Roberts & Co. Ltd.	Demag Cranes & Components GmbH Demag Holding S.à r.l. Duales System Deutschland AG Mannesmann Plastics Machinery GmbH MTU Aero Engines GmbH Zumtobel AG
Oliver Haarmann	Fund Manager, Kohlberg Kravis Roberts & Co. Ltd.	A.T.U. Auto-Teile-Unger Holding GmbH, Duales System Deutschland AG Mannesmann Plastics Machinery GmbH MTU Aero Engines GmbH
Prof. Dr. Walter Kröll	President of Helmholtz-Gemeinschaft Deutscher Forschungszentren e.V.	Wincor Nixdorf AG Siemens AG MTU Aero Engines GmbH
Prof. Dr. Sigmar Wittig	Chairman of the management board of DLR Deutsches Zentrum für Luft- und Raumfahrt	MTU Aero Engines GmbH
Dr. Klaus Steffens	Engineer (Diplom-Ingenieur)	MTU Aero Engines GmbH
Günter Sroka	Chairman of the group workers' council of MTU Aero Engines GmbH	MTU Aero Engines GmbH
Josef Hillreiner	Deputy chairman of the workers' council of MTU Aero Engines GmbH	MTU Aero Engines GmbH
Babette Haas	Head of the business administration division, IG Metall management board	EDAG Engineering & Design AG MTU Aero Engines GmbH Harmann Becker Automotive Systems GmbH
Josef Mailer	Optional (freigestellt) member of the workers' council of MTU Aero Engines GmbH	MTU Aero Engines GmbH
Michael Keller	Senior Vice President Rotor/Stator/ Production Service Representative of Management	MTU Aero Engines GmbH
Harald Flassbeck	Senior Agent (Erster Bevollmächtigter) of the IG Metall administrative center (Verwaltungsstelle) München	EADS Deutschland GmbH MTU Aero Engines GmbH MAN Nutzfahrzeuge AG

At the time the Company was transformed into a German stock corporation (*Aktiengesellschaft*), the members of the supervisory board were already members of the supervisory board of the Company (in its prior form of a company with limited liability (*Gesellschaft mit beschränkter Haftung—GmbH*)), and, in accordance with Section 203 sent. 1 of the German Transformation Act (*Umwandlungsgesetz*), retained their membership following the transformation of the Company into a stock corporation. The right under Section 203 sent. 2 of the German Transformation Act to terminate office prematurely was waived. Both the shareholder representatives and the employee representatives on the supervisory board are appointed for a

term expiring at the conclusion of the shareholders' meeting that formally ratifies their respective actions for the fiscal year 2008.

The members of the supervisory board can be reached at the Company's business address.

The members of the supervisory board receive a fixed annual remuneration of €30,000. The chairman receives three times this amount, and the deputy chairman 1.5 times this amount. Each member of the supervisory board who serves on a committee receives an additional €5,000 annually, and an additional €10,000 if such member is chairman of the committee. This does not apply to members that serve on the committee formed for the purpose of fulfilling the task designated in Section 31(3) of the German Co-Determination Act. Service on this committee does not entitle the member to additional remuneration. Members of the supervisory board who have been members of the supervisory board or have served as chairman or deputy chairman for only part of a fiscal year receive pro rata remuneration for each relevant month. In addition to their annual remuneration, members of the supervisory board are entitled to an attendance fee of €3,000 for each supervisory board and committee meeting attended, but not more than €3,000 per day. The Company reimburses supervisory board members for necessary out-of-pocket expenses evidenced by receipts. If the members of the supervisory board are entitled to invoice VAT separately and exercise this right, the Company reimburses the relevant VAT amount. The Company grants the members of the supervisory board appropriate insurance coverage. In particular, the Company purchases directors and officers insurance.

At present, the members of the supervisory board do not hold any shares of the Company. Johannes P. Huth, Reinhard Gorenflos and Oliver Haarmann, however, hold an indirect interest in the Selling Shareholder. Furthermore, the supervisory board member Dr. Klaus Steffens holds an interest in the MEP. In conjunction with the Offering, we have offered the members of the supervisory board a preferential allotment of shares at the Offer Price (see "The Offering—Preferential Allotment"). The Company has neither granted any loans to supervisory board members nor underwritten any guarantees for any supervisory board members. During the current and prior fiscal years, the members of our supervisory board were not and are currently not involved in any transactions of the Company outside the ordinary course of business or in any other transactions of the Company of an unusual type or nature or in any unusual ongoing transactions from prior fiscal years.

SHAREHOLDERS' MEETING

The shareholders' meeting is held at the Company's registered office or in a city within the Federal Republic of Germany having more than 100,000 residents or within 50 kilometers of the Company's registered office.

Each no par value share carries one vote at the shareholders' meeting. According to the laws governing stock corporations in Germany, in addition to a majority of votes cast, resolutions of fundamental importance also require a majority of no less than three quarters of the registered share capital represented at the meeting convened to pass such resolution. Resolutions of fundamental importance include:

- capital increases which exclude subscription rights;
- capital decreases;
- the creation of authorized or contingent capital;
- the sale, spin-off, or transfer of the Company's entire assets;
- the execution of inter-company agreements (in particular, controlling and profit and loss transfer agreements);
- any change of the legal form of the Company; and
- the dissolution of the Company.

To the extent that the Selling Shareholder (depending on attendance levels at the shareholders' meetings) holds a *de facto* majority of three-fourths at the shareholders' meeting, it may pass a resolution concerning capital measures by virtue of its shareholding. See "Risk Factors—Risks Related to the Offering—The interests of our principal shareholders may be inconsistent with your interests."

The shareholders' meeting may be called by the management board (*Vorstand*), the supervisory board (*Aufsichtsrat*) or by shareholders holding an aggregate of 5% of the registered share capital. The supervisory board must call a shareholders' meeting if the interests of the Company so require. The annual shareholders' meeting is held within the first eight months of each fiscal year. Pursuant to the Company's articles of association (*Satzung*), those shareholders whose shares are registered in the stock register of the Company and who have registered their shares with the Company no later than 7 days prior to the shareholders' meeting, may attend a shareholders' meeting and exercise their voting rights.

Neither German law nor the Company's articles of association restrict the right of foreign shareholders or shareholders who are not domiciled in Germany to hold shares or to exercise the attached voting rights.

CORPORATE GOVERNANCE

The Company intends to substantially follow the recommendations included in the German Corporate Governance Codex, as amended on May 21, 2003, and will, during the current fiscal year, provide and maintain a permanently accessible statement pursuant to Section 161 of the German Stock Corporation Act (*Aktiengesetz*).

RELATIONSHIP TO THE SELLING SHAREHOLDER

Prior to commencement of the Offering, the Company's majority shareholder was Blade Lux Holding Two S.à r.l., which held a total of approximately 91.86% of the Company's shares (36,742,080 no par value shares). The Participation Partnership held the remaining 8.14% (3,257,920 no par value shares).

Blade Lux Holding Two S.à r.l. is wholly owned by Blade Lux Holding One S.à r.l., a Luxembourg company with limited liability incorporated under the laws of Luxembourg. The shareholders of Blade Lux Holding One S.à r.l. are KKR European Fund, Limited Partnership (75%), KKR Millenium Fund (Overseas), Limited Partnership (24.04%), and KKR Partners (International), Limited Partnership (0.96%).

Assuming all of the shares offered in the Offering (15,000,000 New Shares and 16,000,000 Existing Shares) are placed and the Greenshoe Option (up to 4,650,000 Greenshoe Shares) is exercised in full, Blade Lux Holding Two S.à r.l. will hold approximately 29.3% (16,092,080 no par value shares) of our share capital following the Offering.

Blade Lux Holding Two S.à r.l. may exert a controlling influence on the Company. So long as Blade Lux Holding Two S.à r.l. exerts a controlling influence on the Company, the Company's management board is required (as are all German stock corporations (*Aktiengesellschaften*) with a single controlling shareholder) to prepare an annual "dependent company report" (*Abhängigkeitsbericht*) on the Company's relationship with Blade Lux Holding Two S.à r.l. and it affiliates. This dependent company report, which is designed to protect the Company's creditors and outside shareholders, must include a statement as to whether the Company has received appropriate consideration for any transactions with Blade Lux Holding Two S.à r.l. and its affiliates, and that it was not impaired by any acts or omissions. The dependent company report must be reviewed and its accuracy confirmed by the Company's auditors. The supervisory board must also review the dependent company report and present the results of its review to the shareholders' meeting; this presentation must also include comments on the auditor's review and confirmation.

For further information on transactions with Blade Lux Holding Two S.à r.l. and its affiliates, see "Business Transactions and Legal Relationships with Related Parties" and "Risk factors—Risks Related to the Offering—The interests of our principal shareholders may be inconsistent with your interests."

Business Transactions and Legal Relationships with Related Parties

The following material legal relationships exist or existed between the Company and its related parties:

In the past, MTU Aero Engines has retained the consulting services of Kohlberg Kravis Roberts & Co. and affiliated companies on the basis of a consulting agreement concluded on April 6, 2004. These consulting services relate, in particular, to financing, potential acquisitions, questions relating to strategic matters and the implementation of capital measures. In the fiscal year 2004, the Company paid a total of €1 million to Kohlberg Kravis Roberts & Co. and affiliated companies as compensation for their services. In addition, pursuant to the consulting agreement, we agreed to compensate Kohlberg Kravis Roberts & Co. and their affiliated companies for all expenses incurred in connection with their services provided and to indemnify them against all liabilities and obligations arising in connection with consulting services provided to us. The consulting agreement was terminated as of June 5, 2005. The Company expects that compensation for services provided so far during the current fiscal year will amount to approximately € 0.5 million. In addition, KKR received a one-time payment (as is common in such transactions) upon the (indirect) acquisition by the Company of the legal predecessor of MTU Aero Engines GmbH.

On December 17, 2003, Blade Lux Holding Two S.à r.l. granted the Company a shareholder loan of €69.0 million. In 2004, the Company repaid approximately €1.4 million of this loan. On March 25, 2005, the loan was increased by approximately €1.6 million, and as of March 31, 2005 the amount of the loan was approximately €71.7 million. The interest rate of the loan is 3% per annum. The loan matures on the later of either (i) December 31, 2007; (ii) the day following the day on which the Vendor Loan has been fully repaid (see "The Offering—Use of Proceeds); or (iii) the day following the day of an acquisition of the outstanding loan amount by a Group company. Immediately following receipt of the proceeds of the Capital Increase, the Company intends to repay the shareholder loan, including accrued interest to Blade Lux Holding Two S.à r.l., which is permissible, pursuant to the underlying loan agreement, without incurrence of a prepayment penalty.

Until the end of 2003, we were a part of the DaimlerChrysler Group of companies. See "General Information on the Company—Company History." During this time, a regular exchange of services occurred between us and other DaimlerChrysler Group companies. In particular, in 2002 and 2003, the legal predecessor of MTU Aero Engines GmbH paid a fee for group services of €5 million to a DaimlerChrysler Group company. In addition, the legal predecessor of MTU Aero Engines GmbH paid €541 million in the fiscal year 2002, and €281 million in the fiscal year 2003, as compensation for services and as dividends and other profit distributions to DaimlerChrysler Group companies. In 2003, the legal predecessor of MTU Aero Engines GmbH received €229 million as consideration for shares transferred to a DaimlerChrysler Group company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Flow For the Years Ended December 31, 2004, 2003 and 2002—Cash Flow From Financing Activities". With the exception of the Vendor Loan described in "The Offering—Use of Proceeds", we do not currently maintain any significant legal relationships with any DaimlerChrysler Group company.

In addition, the Company has various other legal relationships with other companies within our Group. Certain members of the Company's management board (*Vorstand*) and supervisory board (*Aufsichtsrat*) are members of the management of these companies.

Such legal relationships include a loan agreement (the "Forex Loan Agreement") originally between the Company as borrower and an associated company of the Selling Shareholder as lender. The original amount of the loan pursuant to the Forex Loan Agreement was approximately €162 million, and represented the value of certain obligations of DaimlerChrysler (for information on the acquisition by the Company and its subsidiaries of the legal predecessor of MTU Aero Engines GmbH, see "General Information on the Company—Company History") to the legal predecessor of MTU Aero Engines GmbH arising from foreign exchange contracts, plus €1 million corresponding to the amount of registered share capital of the original lender under the Forex Loan Agreement (an affiliated company of the Selling Shareholder). At the time the Company and its subsidiaries acquired the legal predecessor of MTU Aero Engines GmbH, the obligations arising from these foreign exchange contracts were assumed by the original lender, who received

approximately €161 million from DaimlerChrysler as compensation. Pursuant to the Forex Loan Agreement, the funds from this compensation were loaned to MTU Aero Engines Zweite Holding GmbH, the former direct subsidiary of the Company, and were ultimately contributed to MTU Aero Engines GmbH. On March 25, 2005, the former lender paid its obligations to MTU Aero Engines GmbH arising from the foreign exchange contracts by assigning certain of its claims (approximately €74 million) under the Forex Loan Agreement from MTU Aero Engines Zweite Holding GmbH to MTU Aero Engines GmbH. The loan granted on the basis of the Forex Loan Agreement is separated into tranches that mature in conjunction with the obligations from the foreign exchange contracts. Upon registration with the commercial register (*Handelsregister*) on May 10, 2005, MTU Aero Engines Zweite Holding GmbH was merged into the Company, whereby the obligations to MTU Aero Engines GmbH under the Forex Loan Agreement were transferred to the Company.

In addition, another loan agreement in the amount of approximately €0.5 million exists between the Company as borrower and MTU Aero Engines GmbH as lender. This loan will mature on December 31, 2015 and bears interest at 4% per annum. The loan amount was used by an affiliate of the Selling Shareholder to finance costs arising in connection with the assumption of the foreign exchange obligations mentioned above and in connection with the Forex Loan Agreement. Originally, the loan agreement had been concluded between MTU Aero Engines Zweite Holding GmbH, the direct subsidiary of the Company, as borrower and MTU Aero Engines GmbH as lender. As a result of the merger of MTU Aero Engines Zweite Holding GmbH into the Company, as registered with the commercial register on May 10, 2005, the obligations under the loan agreement have been transferred to the Company.

The Company (as the controlling entity) and its direct subsidiary MTU Aero Engines Investment GmbH (as the controlled entity) have entered into a profit and loss transfer agreement whereby MTU Aero Engines Investment GmbH is obligated to transfer profits to the Company and whereby the Company is obligated to assume the losses incurred by MTU Aero Engines Investment GmbH. This profit and loss transfer agreement was concluded on November 15, 2004 by MTU Aero Engines Dritte Holding GmbH, the former indirect subsidiary of the Company, and MTU Aero Engines Investment GmbH, and registered with the commercial register of MTU Aero Engines Investment GmbH on November 18, 2004. Upon registration with the commercial register on May 10, 2005, MTU Aero Engines Dritte Holding GmbH was merged into MTU Aero Engines Zweite Holding GmbH, whereby MTU Aero Engines Zweite Holding GmbH assumed the profit and loss transfer agreement. Subsequently, upon registration with the commercial register on May 10, 2005, MTU Aero Engines Zweite Holding GmbH was merged into the Company, whereby the Company assumed the profit and loss transfer agreement. In connection with this profit and loss transfer agreement, an additional loan agreement in the amount of approximately €39.3 million exists between the Company as lender and MTU Aero Engines Investment GmbH as borrower. This loan will mature on December 31, 2015 and bears interest at 3% per annum. The loan agreement between MTU Aero Engines Dritte Holding GmbH and MTU Aero Engines Investment GmbH was concluded on February 14, 2005. The amount due under this loan corresponds to the amount due to MTU Aero Engines Dritte Holding GmbH by MTU Aero Engines Investment GmbH for a transfer of profits for fiscal year 2004, which was converted into the current claim. As a result of the mergers described above, the loan agreement was first transferred to MTU Aero Engines Zweite Holding GmbH and subsequently transferred to the Company.

Furthermore, MTU Aero Engines Investment GmbH (as the controlling company) and its direct subsidiary MTU Aero Engines GmbH (as the controlled company) have entered into a profit and loss transfer agreement whereby MTU Aero Engines GmbH is obligated to transfer profits to MTU Aero Engines Investment GmbH and whereby MTU Aero Engines Investment GmbH is obligated to assume losses incurred by MTU Aero Engines GmbH. This profit and loss transfer agreement was concluded on November 15, 2004 and was registered with the commercial register of MTU Aero Engines GmbH on November 18, 2004. In connection with this profit and loss transfer agreement, an additional loan agreement, dated February 14, 2005, in the amount of approximately €41.1 million exists between MTU Aero Engines Investment GmbH as lender and MTU Aero Engines GmbH as borrower. This loan will mature on December 31, 2015 and bears interest at 3% per annum. The amount due under the loan corresponds to the amount due to the former MTU Aero Engines Investment GmbH by MTU Aero Engines GmbH for the transfer of profits for fiscal year 2004, which was converted into the current claim.

The legal relationships of the Company with the members of the management board are described in "Management—Management Board (*Vorstand*)."

Taxation in the Federal Republic of Germany

The following section contains a short summary of certain material German tax principles that are or may become relevant with respect to the acquisition, holding, or transfer of shares. This summary does not purport to be a comprehensive or complete description of all German tax considerations that may be relevant to shareholders. The summary is based upon domestic German tax law in effect as of the date of this Offering Circular and upon the double taxation treaties currently in force between Germany and other countries. It should be noted that the laws or treaties may change, and that such changes may also have retroactive effect.

Prospective purchasers of the shares offered hereby are advised to consult their tax advisors as to the tax consequences of the acquisition, holding, and transfer of shares, and as to the procedures that must be followed to receive a refund of German withholding tax (*Kapitalertragsteuer*). The specific tax situation of each shareholder can only be adequately addressed by individual tax advice.

TAXATION OF THE COMPANY

Profits earned by German corporations are generally subject to a uniform corporate income tax at the rate of 25%, plus a solidarity surcharge (*Solidaritätszuschlag*) of 5.5% thereon (resulting in a total tax liability of about 26.4%), whether profits are distributed or retained.

Ninety-five percent of dividends or other profit shares received by the Company from domestic or foreign corporations are generally exempt from corporate income tax. The remaining 5% of such income are considered non-deductible business expenses and, as such, are subject to corporate income tax (including the solidarity surcharge). The same applies to profits generated by the Company from the sale of shares in another domestic or foreign corporation.

In addition, German corporations are subject to trade tax with respect to income from permanent establishments in Germany. The effective trade tax rate depends upon the local municipalities in which the Company maintains permanent business establishments. Trade tax generally amounts to approximately 15% to 25% of the trade tax base, depending upon the local tax rate of the municipality. Trade tax qualifies as a deductible business expense for purposes of calculating the corporate income tax base and trade tax base.

Profit shares received from domestic or foreign corporations and capital gains from the sale of shares in other corporations generally are afforded the same treatment for trade tax purposes as for income tax purposes. However, 95% of profit shares are tax-exempt only if the Company has held at least 10% of the registered share capital of the distributing corporation at the beginning of the relevant tax assessment period. In all other circumstances, profit shares are fully taxable for trade tax purposes. Additional limitations apply to profit shares received from foreign corporations.

Since January 1, 2004, tax losses carried forward for corporate and trade tax purposes, to the extent these exceed €1 million, may only be set off against taxable income up to 60%. Unused tax loss carry forwards may be carried forward indefinitely and, subject to the 60% limitation referred to in the preceding sentence, neutralize future taxable income.

TAXATION OF SHAREHOLDERS

Shareholders are taxed in connection with the holding of shares (taxation of dividends), the sale of shares (taxation of capital gains), and the gratuitous transfer of shares (estate and gift tax).

TAXATION OF DIVIDENDS

Dividend withholding tax

Generally, the Company must withhold on dividends distributed by the Company, a withholding tax (*Kapitalertragsteuer*) in the amount of 20%, plus a solidarity surcharge of 5.5% on the amount of the

withholding tax (a total of 21.1%) for the account of its shareholders. The withholding tax base is the amount of dividends approved for distribution by the Company's shareholders' meeting.

Generally, withholding tax is withheld irrespective of whether and, if so, to what extent dividends are tax-exempt at the level of the shareholder and irrespective of whether the shareholder resides inside or outside of Germany.

Where dividends are distributed to a company domiciled in a member state of the European Union within the meaning of Art. 2 of the so-called Parent-Subsidiary Directive (EC Directive 90/435/EEC of the Council dated July 23, 1990), withholding tax may be waived entirely upon application to the competent tax authorities, provided that additional requirements are met.

The withholding tax rate for distributions to non-resident shareholders is reduced in accordance with the applicable double taxation treaty, provided that Germany and the shareholder's country of residence have entered into a double taxation treaty and that the shareholder's shares are not held as assets of a permanent German business establishment or fixed base in Germany or as business assets for which a permanent representative in Germany has been appointed. The withholding tax is generally reduced by refunding to non-resident shareholders, upon application to the German Federal Office of Finance (*Bundesamt für Finanzen*, Friedhofstrasse 1, 53225 Bonn), the difference between the total amount withheld, including the solidarity surcharge, and the amount of withholding tax actually owed under the applicable double taxation treaty (generally 15%). Refund forms may be obtained from the *Bundesamt für Finanzen* (www.bff-online.de) or any German embassy or consulate.

Resident shareholders

If a shareholder (natural person or corporation) is a tax resident of Germany (i.e., persons or entities whose residence, habitual abode, registered domicile, or place of effective management and control is located in Germany), withholding tax (including the solidarity surcharge) withheld and paid to the German tax authorities by the Company will be credited against the shareholder's personal income or corporate income tax liability or, if the withholding tax exceeds the amount of the shareholder's personal income or corporate income tax burden, is refunded to the shareholder in the amount of overpayment.

If a natural person who is a tax resident of Germany holds shares as non-business (private) assets, 50% of all dividends are included in taxable investment income (according to the so-called "half-income method"). Taxable dividends are subject to a progressive income tax rate (up to 42% beginning in the year 2005), plus a 5.5% solidarity surcharge thereon (assuming that the maximum tax rate of 42% applies, the combined maximum tax rate would be approximately 44.3%). Only one half of the expenses related to such dividends are tax-deductible. Certain of the Company's distributions, which are deemed repayment of capital from a tax standpoint, are not subject to dividend tax at the shareholder level, but may be taxable as capital gains. This could, for example, apply to future distributions of capital reserves by the Company.

Natural persons who hold shares as non-business (private) assets are entitled to an allowance for investment income ("*Sparerfreibetrag*") in the amount of €1,370.00 or €2,740.00 (married couples assessed jointly) per calendar year. In addition, such persons are entitled to a lump-sum deduction in the amount of €51.00 or €102.00 (married couples assessed jointly) for income-producing expenses ("*Werbungskostenpauschale*"), unless proof of higher income-producing expenses is furnished. Fifty percent of the shareholder's dividends and other investment income are subject to taxation only if and to the extent they exceed the savers' allowance after deduction of income-producing expenses (in the case of dividends, only a 50% deduction applies) or the lump-sum deduction for income-producing expenses.

If the shares are held as business assets, taxation depends upon whether the shareholder is a corporation, sole proprietor, or partnership (co-entrepreneurship).

(i) Subject to certain exceptions for companies in the finance and insurance sector, generally 95% of dividends received by resident corporations are exempt from corporate income tax and the solidarity surcharge; the remaining 5% of dividends are considered non-deductible business expenses and as such are subject to corporate income tax (including the solidarity surcharge). Moreover, actual business expenses directly related to the dividends are deductible. No minimum shareholding threshold or minimum holding period applies. However, the full amount of any dividends remaining after deduction

of business expenses related to the dividends is subject to trade tax, unless the corporation held at least 10% of the Company's registered share capital as of the beginning of the relevant tax assessment period. In this case, 5% of dividends are subject to trade tax.

(ii) If the shares are held as business assets of a sole proprietor, 50% of dividends are considered income for purposes of calculating the shareholder's corporate income tax burden. Only 50% of business expenses related to the dividends are tax-deductible. If the shares are held as assets of a permanent business establishment maintained in Germany by a trade or business, dividends furthermore are subject to the full trade tax, unless the taxpayer held at least 10% of the Company's registered share capital as of the beginning of the relevant tax assessment period. Trade tax is generally credited against the shareholder's personal income tax burden in accordance with a standard tax credit method.

(iii) If the shareholder is a partnership, personal income tax or corporate income tax will be assessed only at the level of each partner. Taxation of each partner depends upon whether the partner is a corporation or natural person: if the partner is a corporation, 95% of dividends will generally be tax-exempt (see subsection (i) above). If the partner is a natural person, 50% of dividends will be subject to personal income tax, including the solidarity surcharge (see subsection (ii) above). If the partner is a corporation, the total amount of the dividends is subject to trade tax at the level of the partnership. If the partnership has held at least 10% of the registered share capital of the distributing corporation at the beginning of the relevant tax assessment period, only 5% of the dividends are subject to trade tax at the level of the partnership to the extent the partners are corporations. As far as natural persons are partners dividends are tax exempt for trade tax purposes. Furthermore, trade tax due at the level of the partnership is generally credited against the partner's personal income tax burden in accordance with a standard tax credit method.

Non-resident shareholders

If a shareholder (natural person or corporation) who is subject to non-resident taxation in Germany holds shares as business assets of a permanent German business establishment or fixed base in Germany or as business assets for which a permanent representative in Germany has been appointed, withholding tax (including the solidarity surcharge) paid by the Company will be credited against the shareholder's personal income or corporate income tax burden or, if the withholding tax exceeds the amount of the shareholder's personal income or corporate income tax burden, will be refunded to the shareholder in the amount of overpayment. In all other cases, the withholding of withholding tax discharges any tax liability of the shareholder in Germany. Unless a double taxation treaty applies, such as the double taxation treaty the Federal Republic of Germany and the United States of America, or dividends are distributed to a company residing in a member state of the European Union within the meaning of Art. 2 of the so-called "Parent-Subsidiary Directive" (EC Directive 90/435/EEC of the Council dated July 23, 1990), (partial) tax refunds are generally not available.

If the shares are held by a natural person as business assets of a permanent German business establishment or fixed base in Germany or as business assets for which a permanent representative in Germany has been appointed, 50% of dividends received by the shareholder are subject to German income tax, including the solidarity surcharge. If the shares are held as assets of a permanent business establishment maintained by a trade or business in Germany, dividends are also subject to trade tax in the full amount after deduction of any business expenses related to the dividends, unless the taxpayer held at least 10% of the Company's registered share capital at the beginning of the relevant tax assessment period. Trade tax paid is generally credited against the shareholder's personal income tax burden in the form of a standard tax credit.

Subject to certain exceptions for companies in the finance and insurance sector, generally 95% of dividends received by foreign corporations subject to non-resident taxation in Germany are exempt from corporate income tax and the solidarity surcharge; the remaining 5% of dividends are considered non-deductible business expenses and, as such, are subject to corporate income tax (including the solidarity surcharge). If the shares are held as assets of a permanent business establishment in Germany, dividends are also subject to trade tax after deduction of any business expenses related to the dividends, unless the taxpayer held at least 10% of the Company's registered share capital as of the beginning of the relevant tax assessment period.

TAXATION OF CAPITAL GAINS

Resident shareholders

Capital gains from the disposal of shares held as non-business assets by a natural person who is a tax resident of Germany are generally subject to income tax pursuant to the applicable individual income tax rate, plus 5.5% solidarity surcharge thereon, if the disposal occurs within one year of the date of acquisition. On the basis that shares are collectively deposited at a depository according to sec. 5 of the German Securities Deposit Act (*Depotgesetz*), it is legally assumed that shares acquired first are sold first. Generally, the tax base is 50% of the capital gains. Losses from the disposal of shares may be set-off only against capital losses from private transactions in the same calendar year or, absent such profits, by profits from capital losses from private transactions in the previous year or subsequent years, provided that certain requirements are met.

If the shares are held as non-business assets of a natural person who is a tax resident of Germany, 50% of capital gains from the disposal of shares will be subject to taxation pursuant to the applicable individual income tax rate, plus a solidarity surcharge in the amount of 5.5% thereon, even after expiration of the one-year period described above, to the extent the natural person or, in the event of a gratuitous transfer, the natural person's legal predecessor or, in the event of several gratuitous transfers, any legal predecessor of the natural person has, at any point in time during the five years immediately preceding the transfer, held a direct or indirect interest in the Company of at least 1%. Generally, only 50% of losses from the disposal of shares and 50% of expenses related to such disposal may be claimed as tax deductions.

If the shares are held as business assets, taxation depends upon whether the shareholder is a corporation, sole proprietor, or partnership (co-entrepreneurship).

(i) Subject to certain exceptions for companies in the finance and insurance sector, 95% of capital gains realized by taxpayers subject to corporate income tax are, irrespective of the amount of the investment and of how long the sold shares were held, generally exempt from corporate income tax and the solidarity surcharge; the remaining 5% of capital gains are considered non-deductible business expenses and as such are subject to corporate income tax (including the solidarity surcharge) and trade tax. Actual business expenses arising in connection with the shares may be fully deducted from the tax basis, even if such expenses are linked to tax free income. Losses from the sale of the shares are disregarded for corporation tax purposes.

(ii) If the shares are held as business assets of a sole proprietor who is a resident of Germany for tax purposes, capital gains from the sale of shares will be subject to income tax, including the solidarity surcharge, and, if the shares are held as assets of a permanent business establishment maintained in Germany by a trade or business, are also subject to trade tax, irrespective of whether the shares are sold within one year of the date of acquisition and irrespective of whether the seller or, in the event of a gratuitous transfer, any of the seller's legal predecessors held an interest in the Company of at least 1%. The tax base is 50% of the capital gains from the sale of shares. Generally, only 50% of losses from the disposal of shares and 50% of expenses related to such disposal may be claimed as tax deductions where applicable. Generally, trade tax is credited against the shareholder's personal income tax burden in accordance with a standard tax credit method. Special provisions for companies in the finance and insurance sector are described below.

(iii) If the shareholder is a partnership, personal income tax or corporate income tax will be assessed only at the level of each partner. Taxation depends upon whether the partner is a corporation or natural person: if the partner is a corporation, 95% of capital gains will generally be tax-exempt (see subsection (i) above). If the partner is a natural person, 50% of capital gains are subject to income tax, plus the solidarity surcharge (see subsection (ii) above). If the shares are held as assets of a permanent establishment maintained in Germany by a trade or business of the partnership, 50% of the capital gains derived from the disposal of shares are also subject to trade tax at the level of the partnership, to the extent the partners are natural persons, whereas 5% of the capital gains are subject to trade tax at the level of the partnership, to the extent partners are corporations. If the partner is a natural person, trade tax due at the level of the partnership will generally be credited against the partner's personal income tax liability in accordance with a standard tax credit method.

Non-resident shareholders

If the shares are sold by a natural person who resides abroad and is subject to non-resident taxation in Germany, and if (i) such natural person holds the shares as business assets of a permanent German business establishment or fixed base in Germany or as business assets for which a permanent representative in Germany has been appointed, or (ii) such natural person or, in the event of a gratuitous transfer of the shares, his or her legal predecessor held, at any point in time during the five years immediately preceding the sale of the shares, a direct or indirect interest of at least 1% in the Company, 50% of capital gains will be subject to German income tax, plus a 5.5% solidarity surcharge, and, if the shares are held as assets of a permanent business establishment maintained in Germany by a trade or business, will also be subject to trade tax. However, except for (i) above, most double taxation treaties provide for full exemption from German taxation.

Subject to certain exceptions for companies in the finance and insurance sector, 95% of capital gains earned by foreign corporations subject to non-resident taxation in Germany are generally exempt from corporate income tax and the solidarity surcharge; the remaining 5% of capital gains are considered non-deductible business expenses and, as such, are subject to corporate income tax (including the solidarity surcharge thereon). Losses from the sale of shares or other reductions of profits related to the sold shares generally do not qualify as tax-deductible business expenses.

Special treatment of financial institutions, financial services providers, financial enterprises, life insurance companies, health insurance companies, and pension funds

If financial institutions or financial services providers hold or sell shares which are shown in the trading book ("*Handelsbuch*") pursuant to § 1 (12) of the German Banking Act, neither dividends nor capital gains are subject to the half-income method or the 95% exemption from corporate income tax and any applicable trade tax. The same applies to shares acquired by a financial enterprise within the meaning of the German Banking Act that has held the shares for the purpose of deriving gain from short-term proprietary trading. This also applies to financial institutions, financial services providers, and financial enterprises that are domiciled in a member state of the European Community or another country that is a signatory to the Treaty on the European Economic Area.

The 95% exemption from corporate income tax and any applicable trade tax does not apply to dividends from shares held as investments by life insurance companies or health insurance companies, and to capital gains from the sale of such shares. The same applies to pension funds.

Estate and Gift Tax

The transfer of shares to another person by gift or succession generally is a subject to estate or gift tax only if:

(i) the testator, donor, heir, beneficiary, or any other transferee maintains a residence or has his or her habitual abode in Germany at the time of the transfer, or is a German citizen who has spent no more than five consecutive years outside Germany without maintaining a residence in Germany, or

(ii) the shares are held by the decedent or donor as business assets for which a permanent business establishment is maintained in Germany or for which a permanent representative in Germany has been appointed,

(iii) the testator or donor, either individually or collectively with related parties, holds, directly or indirectly, at least 10% of the Company's registered share capital at the time of the inheritance or gift.

The few German estate tax treaties currently in force usually provide that German estate or gift tax may be assessed only in cases (i) and, with certain restrictions, (ii).

Special rules apply to certain German citizens who maintain neither a residence nor their habitual abode in Germany and to former German citizens.

Other Taxes

No German transfer tax, value-added tax, stamp duty, or similar taxes are levied on the purchase, sale or other transfer of shares. Under certain circumstances, business owners may, however, opt for the payment of value-added tax on transactions that are otherwise tax-exempt. No net wealth tax *(Vermögensteuer)* or trade tax on capital is currently levied in Germany.

Underwriting

The Offering comprises 15,000,000 New Shares to be issued by the Company resulting from a capital increase which was approved by an extraordinary General Meeting of the Company's shareholders on May 30, 2005, as well as 16,000,000 Existing Shares offered by the Selling Shareholder (up to 20,650,000 Existing Shares if the Greenshoe Option is fully exercised). The Offering includes a public offer of the shares in the Federal Republic of Germany. In the United States, the Existing Shares are being offered and sold to qualified institutional buyers in reliance on Rule 144A under the Securities Act (other than sales to a limited partnership formed by KKR for the benefit of its executives and employees and those of certain affiliated companies and persons, which are being made pursuant to a separate private placement exemption under the Securities Act). Outside the United States, the shares are being offered and sold in a placement to be made under Regulation S of the Securities Act.

On June 2, 2005 Deutsche Bank, acting in its capacity as Settlement Agent, pursuant to and in accordance with an Underwriting Agreement entered into among the Company, the Selling Shareholder and the Managers (the "Underwriting Agreement") subscribed for the New Shares at their nominal value (the "Issue Price") in its own name, but for the account of the Managers. The New Shares will be sold to investors by the Managers and the difference between the Offer Price (less the agreed commissions) and the Issue Price will be paid to the Company by the Managers upon delivery of the New Shares. The Managers have further agreed to purchase the Existing Shares and to sell them in the Offering. The Offer Price paid for such Existing Shares (less the agreed commissions) will be paid to the Selling Shareholder upon delivery of the Existing Shares. The underwriting commission to be paid by the Company and the Selling Shareholder to the Managers will amount to 2.75% of the proceeds of the Offering. The Company and the Selling Shareholder will, on a pro rata basis, pay to certain of the Managers an aggregate discretionary fee of approximately €5.5 million.

Under the terms of the Underwriting Agreement and subject to certain conditions, each Manager shall acquire a total number of shares in the Offering as indicated below:

Managers	Number of Shares
UBS Limited	8,264,600
Deutsche Bank Aktiengesellschaft	8,264,600
Goldman, Sachs & Co. oHG	8,264,600
Bayerische Hypo- und Vereinsbank AG	1,550,000
Cazenove AG	1,550,000
Commerzbank Aktiengesellschaft	1,550,000
BNP Paribas	778,100
Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien	778,100
Total	31,000,000

The Managers, through their respective selling agents, UBS Securities LLC, Deusche Bank Securities, Inc., Goldman, Sachs & Co., Cazenove Incorporated, Commerzbank Aktiengesellschaft, HVB Capital Markets, Inc., Exane Inc. and Sal. Oppenheim jr. & Cie. Securities Inc., propose to resell shares in the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Any offer or sale of shares in reliance on Rule 144A will be made by broker-dealers who are registered as such under the U.S. Securities Exchange Act of 1934.

The Offer Price of €21.00 was determined by the Company, the Selling Shareholder and the Joint Bookrunners based upon an order book created by way of a bookbuilding exercise on the evening of June 3, 2005. It is expected that investors who have placed purchase orders with one of the Managers may obtain information regarding the number of shares allocated to them commencing on June 6, 2005. It is expected that the Shares will be delivered against payment on June 8, 2005.

Approximately 1.4% of the Offered Shares have been allocated on a preferential basis to employees of the MTU Aero Engines Group in Germany and to members of its management and supervisory board as well as

to a limited partnership formed by KKR for the benefit of its executives and employees and those of certain affiliated companies and persons. MTU Aero Engines Group employees including members of the management board have the opportunity to purchase a limited number of these shares at a discount to the Offer Price.

STABILIZATION, OVER ALLOTMENT AND GREENSHOE OPTION

In connection with the Offering, UBS Limited is acting as stabilization manager (the "Stabilization Manager") and may also through an affiliated company take actions aimed at stabilizing the stock exchange or market price of the Company's shares ("Stabilization Measures"). The Stabilization Manager is not obligated to take any such Stabilization Measures, and no assurance can be given that such Stabilization Measures will be taken. If Stabilization Measures are taken, they may be terminated at any time and without prior notice. Stabilization Measures may be taken as of the date the shares are first listed on the stock exchange and must be completed no later than 30 calendar days after that date (the "Stabilization Period").

As a result of such Stabilization Measures, the market or stock exchange price of the shares may be higher than it would be without the impact of such measures. In addition, such measures may result in a stock exchange price or market price being at a level that is not sustainable in the long-term.

In view of the possible Stabilization Measures, and in addition to the 31,000,000 shares of the Company being offered, up to 4,650,000 additional shares in the Company may be allotted to investors (referred to as an over-allotment) in the Offering. The shares in the Company required to implement an over-allotment have been temporarily placed at the disposal of the Stabilization Manager free of charge by way of a securities loan.

The Selling Shareholder has granted the Stabilization Manager an option to acquire, in the 30-day period following the date of the shares' first listing, up to a further 4,650,000 shares of the Company at the Offer Price (less the agreed commissions). This Greenshoe Option may be exercised only to the extent that the shares were placed by way of the over-allotment.

Within one week after the end of the Stabilization Period, a press release will be published in *Frankfurter Allgemeine Zeitung* disclosing whether or not any stabilization transactions have occurred, the date of the first stabilization transaction and the date of the last stabilization transaction, and the range of prices within which stabilization transactions have occurred. Such price range is to be specified for each date on which a stabilization transaction was undertaken. In the event of any over-allotment or exercise of the Greenshoe Option, the dates and amounts of the exercise and closing thereof will also be publicly disclosed without undue delay and in accordance with the provisions applicable to the disclosure of Stabilization Measures upon the end of the Stabilization Period, as described above.

INDEMNIFICATION, TERMINATION AND DEFAULTING MANAGERS

Under the terms of the Underwriting Agreement, the Company and the Selling Shareholder are required to indemnify and hold harmless the Managers against certain liabilities in connection with the Offering. The Underwriting Agreement further provides that if a Manager does not fulfil its obligations under that Agreement, the other Managers may be required, under certain circumstances, to underwrite additional shares in the Company or the Underwriting Agreement may be terminated.

The Underwriting Agreement further provides that the Managers may terminate the Underwriting Agreement, and therefore their obligation to purchase the Offered Shares, in certain circumstances (e.g., force majeure).

The Offering will be cancelled in the event of such termination prior to June 8, 2005. Any allotments of shares to investors made prior to such termination will be null and void and investors cannot claim delivery of any shares. Any claims regarding subscription fees already paid or costs incurred by an investor in connection with the subscription of shares shall be subject exclusively to the terms and conditions agreed between the relevant investor and the banking institution with which the investor placed his purchase order. Investors who entered into any short selling transactions shall bear the full risk of not being able to meet

their delivery obligations. In this case, any transactions regarding the shares which have not been closed will be unwound in accordance with applicable law. To the extent New Shares have already come into existence, they may be transferred to the Selling Shareholder or a third party in accordance with the Underwriting Agreement.

LOCK-UP PROVISIONS

The Company (or its directors or supervisory board with regard to the obligations described in (i) and (ii)) has agreed, for the benefit of the Managers, that except with the prior written consent of the Joint Bookrunners it will not, during a period of six months following the admission of the shares to trading on a stock exchange, (i) announce or implement a capital increase financed by authorized capital, (ii) submit a capital increase to a vote of the Company's general shareholder's meeting, or (iii) except for the issue of shares or options to managers or employees of the Company or one of its subsidiaries in the context of a share option scheme or in connection with transactions aimed at securing obligations arising from such options, directly or indirectly offer for sale, pledge, allot, issue or sell any shares in the Company or any other securities which may be converted into or exchanged for shares in the Company, or which entitle their holder to purchase shares in the Company, or agree to any sale of such Shares or securities, sell any option for the purchase of such shares or securities, purchase any option for the sale of such shares or securities, or otherwise transfer or sell such shares or securities, nor enter into or execute any transaction (including swap transactions) according to which the economic risk associated with the holding of shares is transferred to a third party in whole or in part, regardless of whether the execution of such transaction requires the delivery of shares, the payment of money, or any other performances. This shall not apply to shares which are the subject of this Offering Circular or which the Company sells in the context of an acquisition, provided that the purchaser of such shares becomes subject to the lock-up restrictions applying to the Selling Shareholder as outlined below.

Furthermore, the Selling Shareholder and the Participation Partnership have agreed, for the benefit of the Managers, that except with the prior written consent of the Joint Bookrunners they will not, for a period of six months following the admission of the shares to trading on a stock exchange, (i) directly or indirectly offer for sale, pledge, allot, issue or sell any (additional) Shares in the Company held by the Selling Shareholder or any other securities which may be converted into or exchanged for shares in the Company, or which entitle their holder to purchase shares in the Company, nor agree to any sale of such shares or securities, sell any options for the purchase of such shares or securities, purchase any options for the sale of such shares or securities, or otherwise transfer or sell such shares or securities; nor (ii) enter into or execute any transaction (including swap transactions) according to which the economic risk associated with the holding of shares is transferred to a third party in whole or in part, regardless of whether the execution of such transaction referred to in (i) or (ii) above requires the delivery of shares, the payment of money, or any other performances; (iii) exercise or request the exercise of any registration rights under the Securities Act relating to shares in the Company or any other securities which may be converted into or exchanged for shares in the Company; or (iv) initiate, vote for or otherwise support any capital increase. This shall not apply to transfers of shares by the Selling Shareholder to an affiliate of the Selling Shareholder, provided that such affiliate shall be bound by the aforementioned obligations, and actions referred to in (i) or (ii) above which involve transfers from the Participation Partnership to the Company or one of its subsidiaries.

UNDERTAKINGS OF THE MANAGERS

Under the terms of the Underwriting Agreement each Manager has represented and agreed that, except in connection with offers and sales in Germany, such Manager has taken and will take no actions in any other jurisdiction that might be considered a public offering of the shares under the laws of such jurisdiction.

Each Manager offering the shares has agreed (i) that neither it nor any affiliate has, directly or indirectly through any third party acting on behalf of such Manager or any affiliated companies, offered, sold, or solicited offers to buy the shares, by way of any general solicitation, any general advertising (as defined in Regulation D), or in any other manner involving a public offering within the meaning of Section 4(2) of the Securities Act, and neither it nor any affiliated company has or will, directly or indirectly through any third parties acting on behalf of such Manager or any affiliated companies, offer, sell or solicit offers to buy the shares, (ii) that in the United States the shares will be sold exclusively to persons whom they reasonably

believe to be qualified institutional buyers in accordance with Rule 144A of the Securities Act (other than sales to a limited partnership formed by KKR for the benefit of its executives and employees and those of certain affiliated companies and persons, which will be made pursuant to a separate private placement exemption under the Securities Act), (iii) that neither it nor any affiliated company, directly or indirectly through any third parties acting on behalf of such Manager or any affiliated companies, has engaged or will engage in any directed selling efforts (within the meaning of Regulation S), and that such Manager and its affiliated companies, either directly or indirectly through any third parties acting on behalf of such Manager or any affiliated companies, have complied and will comply with the sales restrictions provided for in Regulation S.

In addition, the offering or sale of the Shares within the United States prior to the expiration of 40 days from the date the shares are first listed or the date the shares are first issued, whichever comes later, by a dealer not participating in the offering may violate the registration requirements of the Securities Act, if such offering or sale is made otherwise than in accordance with Rule 144A of the Securities Act.

Each Manager has represented or agreed that (i) prior to the expiration of six months from the closing date of the offering of the shares, it has not offered for sale or sold, and will not offer for sale or sell, any Shares in the United Kingdom except to persons who acquire, hold, manage, or sell investments (as principal or agent) in the ordinary course of business within the scope of their corporate purpose, or under any other circumstances that have not resulted and will not result in a public offer in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Company, and (iii) it has complied with and will comply with all applicable provisions of the FSMA with respect to all actions taken by the Manager in relation to the shares in, from, or otherwise in connection with the United Kingdom.

Certain of the Managers have provided or provide investment banking, commercial banking, financial advisory and/or similar services to members of the MTU Aero Engines Group or the Selling Shareholder on a regular basis, and maintain normal business relationships with members of the MTU Aero Engines Group in their capacity as credit institutions or as lenders under loan facilities to members of the MTU Aero Engines Group.

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Financial statements

TABLE OF CONTENTS

Consolidated Financial Statements

Financial Statements

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Consolidated Financial Statements
as at March 31, 2005
(unaudited)

prepared in accordance with
International Financial Reporting Standards

MTU Aero Engines
Erste Holding GmbH,
Munich

MTU Aero Engines Erste Holding GmbH

CONSOLIDATED INCOME STATEMENT

in T-Euro	Notes	Jan 1-March 31 2005	Jan 1-March 31 2004
Revenues	(5)	509,750	429,979
Cost of sales	(6)	(450,172)	(392,256)
Gross profit		59,578	37,723
Selling costs		(17,017)	(18,173)
Administrative costs		(13,944)	(48,067)
Other operating income and expenses		1,246	279
Result before financial result		29,863	(28,238)
Financial result		(21,714)	(44,576)
Share of income/loss of joint ventures accounted for using the equity method		29	(749)
Result from ordinary activities		8,178	(73,563)
Income taxes		(3,188)	28,985
Net profit (loss)		4,990	(44,578)
Loss carried forward		(148)	(321)
Accumulated income/loss		4,842	(44,899)

MTU Aero Engines Erste Holding GmbH

CONSOLIDATED BALANCE SHEET

in T-Euro	Notes	March 31, 2005		December 31, 2004
ASSETS				
Non-current assets				
Intangible assets	(1)		961,552	968,596
Property, plant and equipment	(2)		562,167	576,601
Investments in joint ventures		44,100		44,071
Shares in associated companies		378		378
Other shares		659		769
Long-term loans		1,410		1,421
Financial assets			46,547	46,639
Receivables and other assets			695	40,399
Deferred tax assets			3,140	2,346
			1,574,101	1,634,581
Current assets				
Inventories		458,046		448,105
Receivables		474,580		450,424
Other assets		67,401		147,919
Cash and cash equivalents		44,111		28,454
Prepayments		6,637		9,619
			1,050,775	1,084,521
			2,624,876	2,719,102
EQUITY AND LIABILITIES				
Equity	(3)			
Subscribed capital		2,210		2,210
Capital reserves		203,745		203,745
Other comprehensive income		1,020		11,159
Retained earnings (accumulated loss)		4,842		(148)
			211,817	216,966
Non-current debt				
Pension provisions		350,997		344,679
Other provisions		56,758		56,674
Financial liabilities	(4)	598,261		621,240
Other liabilities		59,499		58,244
Deferred tax liabilities		358,571		367,697
			1,424,086	1,448,534
Current debt				
Pension provisions		14,134		14,240
Other provisions		137,372		156,232
Financial liabilities	(4)	70,286		245,327
Trade payables		287,140		227,122
Other liabilities		480,041		410,681
			988,973	1,053,602
			2,624,876	2,719,102

MTU Aero Engines Erste Holding GmbH

CONSOLIDATED CASH FLOW STATEMENT

in T-Euro	Jan 1-March 31 2005	Jan 1-March 31 2004
Net profit (loss)	4,990	(44,578)
+ Depreciation and amortization	33,305	31,286
+ Profits/losses of associated companies	(29)	749
+ Profit on disposal of assets	(78)	(246)
+/- Increase/decrease in pension provisions	6,212	3,843
+/- Increase/decrease in other provisions	(18,776)	(29,350)
+/- Increase/decrease in deferred taxes	(2,625)	(29,043)
+/- Increase/decrease in assets and liabilities		
+/- Increase/decrease in inventories	(9,941)	385
+/- Increase/decrease in receivables (excl. derivatives)	(8,854)	25,976
+/- Increase/decrease in liabilities (excl. derivatives)	128,867	97,915
Cash flow from operating activities	133,071	56,937
- Investments in intangible assets and property, plant and equipment	(11,191)	(10,779)
- Investments in financial assets[1]	(3)	(88)
- Proceeds from asset disposals	680	395
- Repayments of loans	14	221
Cash used in investing activities	(10,500)	(10,251)
+/- Increase/decrease in financial liabilities[2]	(198,020)	2,719
+/- Profit transfers/allocations to /distributions from revenues	91,529	11,802
Cash flow from financing activities	(106,491)	14,521
Exchange rate movements in equity	(1,128)	(720)
Exchange rate movements in fixed assets	705	583
Effect of exchange rate on cash and cash equivalents	(423)	(137)
Change in cash and cash equivalents	15,657	61,070
Cash and cash equivalents as at Dec 31, 2004/Jan 01, 2004	28,454	205,646
Cash and cash equivalents as at March 31	44,111	266,716

(1) *Without cash of €766.6 million used for the payment of the purchase price for the Acquisition.*

(2) *Without cash flow of €766.6 million from the financing of the Acquisition by third parties, including the €162.2 million loan from Blade Forex.*

Condensed Notes to the Consolidated Balance Sheet

These interim financial statements have been prepared in accordance with International Financial Reporting Standards for interim reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted pursuant to such rules and regulations. However, such information includes all adjustments (consisting solely of normal recurring adjustments), which are, in the opinion of management, necessary to fairly state the results of the interim periods. Interim results are not necessarily indicative of results to be expected for the full year.

The December 31, 2004 balance sheet presented in these interim financial statements was derived from audited financial statements but does not include all disclosures required by IFRS. However, the Company believes that the disclosures are adequate to make the information presented not misleading.

These interim financial statements should be read in conjunction with the Company's consolidated balance sheet as of December 31, 2004 and the related consolidated income statement, cash flow statement, and changes in shareholders' equity for the financial year 2004.

(1) Intangible assets

Intangible assets amount to T€ 961,552 (PY: T€ 968,596) and comprise program values, program independent technology, customer relations, goodwill, licenses and know-how.

in T-Euro	March 31, 2005	December 31, 2004
Program assets	375,884	376,864
Program independent technologies	109,148	112,269
Customer relations	50,562	51,768
Rights and licenses and know-how	43,139	45,086
Goodwill	382,819	382,609
Total intangible assets	961,552	968,596

The change in goodwill is caused by exchange rate effects. In the first quarter of 2005 there were no triggering events, that might induce an impairment of goodwill.

(2) Property, plant and equipment

Property, plant and equipment decreased by T€ 14,434 to T€ 562,167. This primarily results from depreciation in excess of asset additions in the period.

(3) Equity

in T-Euro	March 31, 2005
Balance at December 31, 2004	216,966
Net income	4,990
Translation differences	705
Change in valuation of financial instruments	(10,844)
Balance as of March 31, 2005	211,817

(4) Financial liabilities (current- and non-current)

in T-Euro	Current	Non-current	Total March 31, 2005
Bonds			
High Yield Bond		275,000	275,000
Interest liability High Yield Bond	11,344		11,344
Liabilities due to banks			
Revolving Credit Facility	56,817		56,817
Other bank liabilities	8		8
Accounts due to related companies	406	71,746	72,152
Other financial liabilities			
Vendor Loan		188,283	188,283
Finance leasing liabilities	1,711	50,841	52,552
Other		12,391	12,391
Total	70,286	598,261	668,547

in T-Euro	Current	Non-current	Total December 31, 2004
Bonds			
High Yield Bond		275,000	275,000
Interest liability High Yield Bond	5,672		5,672
Liabilities due to banks			
Senior Facility Agreement	174,178		174,178
Accounts due to related companies	63,589	98,824	162,413
Other financial liabilities			
Vendor Loan		185,500	185,500
Finance leasing liabilities	1,888	50,037	51,925
Other		11,879	11,879
Total	245,327	621,240	866,567

In February 2005 MTU pre-paid € 79.2 million of indebtedness under its senior facilities agreement. In March 2005 MTU entered into a new revolving credit facility, that replaced the senior facilities agreement and with the proceeds the company made a final repayment of € 48.9 million under the senior facilities agreement. The revolving credit facility provides MTU with access to € 250 million, which may be used to service working capital needs or for other general corporate purposes.

Also in March 2005 the hedging contracts entered into before the acquisition were terminated. The receivable that was recognized upon the termination of the contracts was offset against the remaining value of the loan from Blade Forex, which was then cancelled.

Contingent liabilities

Contingent liabilities of the Group as at March 31, 2005 amount to T€ 142,281 (December 31, 2004: T€ 138,446) and relate primarily to risk and revenue sharing contracts.

Contingent liabilities from risk and revenue sharing contracts

	March 31, 2005		December 31, 2004	
in T-Euro	Gross	Net	Gross	Net
GE	33,478	33,143	31,862	31,543
IAE	36,094	34,338	34,249	32,579
PWA	14,833	14,685	16,239	16,077
Total	84,405	82,166	82,350	80,199

The gross amount is the total contingency, while the net amount discloses the off balance risk, already reduced by the on balance provisions.

Non-quantifiable contingent liabilities result from contract performance guarantees given by MTU Aero Engines in conjunction with military and civil cooperation programs.

Consolidated Companies

We intend to sell Atena Engineering GmbH. As this sale will not have a significant impact on the presentation of our net assets in the Financial Statements as of March 31, 2005, we have omitted the separate disclosure of assets and liabilities in the balance sheet required by IFRS 5.

The major classes of assets and liabilities classified as held for sale as of 31 March 2005 are shown in the table below:

in T-Euro	
Long-term assets	4,331
Inventories	4,324
Short-term assets	4,699
Long-term debt	(493)
Short-term debt	(7,612)
	5,249

Condensed Notes to the Consolidated Statement of Income

(5) Revenues by Segment

in T-Euro	Jan 1–Mar 31, 2005		Jan 1–Mar 31, 2004	
Commercial OEM business	239,930		205,885	
Military OEM business	102,048	341,978	98,303	304,188
Commercial MRO business		172,637		132,638
Consolidation		(4,865)		(6,847)
Total		509,750		429,979

(6) Cost of Sales

in T-Euro	Jan 1–Mar 31 2005		Jan 1–Mar 31 2004	
Cost of materials		(309,210)		(245,070)
Personnel expenses		(93,100)		(84,360)
Depreciation and amortization		(32,050)		(30,070)
Other cost of sales		(11,232)		(13,576)
R & D expense	(13,080)		(44,660)	
Utilization of R & D provision	8,500	(4,580)	25,480	(19,180)
		(450,172)		(392,256)

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Three-year overview (IFRS)

for the financial years 2002, 2003 and 2004 as well as the three months to March 31, 2004 and 2005

Overview of the years to December 31, 2002, 2003, 2004 and the three months to March 31, 2004 and 2005

Introduction to the financial overview pages (pages F-13 to F-16)

The following financial information for the year 2004 and the three month periods to March 31, 2004 and 2005 have been extracted from the consolidated financial statements of MTU Aero Engines Erste Holding GmbH prepared in accordance with IFRS. The company was subsequently converted to an AG and renamed MTU Aero Engines Holding AG in preparation for the Offering. This financial information represents only extracts from these consolidated financial statements.

The following income statement and cash flow information for the financial year 2003 has been extracted from the unaudited IFRS information which was prepared from the German GAAP financial statements of MTU Aero Engines GmbH (the company acquired in the Acquisition). The financial information for the 2003 balance sheet represents the balance sheet as at January 1, 2004 extracted from the notes to the 2004 IFRS consolidated financial statements referred to above. The 2003 statement of change in shareholders' equity is extracted from the 2004 IFRS consolidated financial statements.

The following financial information for the financial year ended December 31, 2002 is based on the unaudited IFRS information prepared from the German GAAP financial statements of MTU Aero Engines GmbH (the company acquired in the Acquisition).

The unaudited consolidated IFRS financial information for the years ended December 31, 2002 and 2003 was prepared applying the same IFRS accounting policies as were applied in the preparation of the consolidated financial statements of MTU Aero Engines Erste Holding GmbH for 2004, except for the accounting treatment of pension obligations: the corridor method of accounting for actuarial gains and losses was not applied in 2002 and 2003.

The consolidated financial statements as of and for the year ended December 31, 2004 of MTU Aero Engines Erste Holding GmbH were subject to an audit in accordance with German standards on auditing as promulgated by the German professional body "Institut der Wirtschaftsprüfer".

The IFRS consolidated information as of March 31, 2005 for the three month periods to March 31, 2004 and 2005 of MTU Aero Engines Erste Holding GmbH and the IFRS financial information as of and for the years ended December 31, 2003 and December 31, 2002 of MTU Aero Engines GmbH (the company acquired in the Acquisition) are unaudited.

MTU Aero Engines Holding AG

CONSOLIDATED INCOME STATEMENTS

in M-Euro	Financial year 2002	2003	2004	Jan 1–Mar 31 2004	2005
Revenues	2,200.8	1,952.2	1,918.0	430.0	509.7
Cost of sales	(1,899.5)	(1,617.4)	(1,685.3)	(392.3)	(450.2)
thereof research and development costs	(53.7)	(48.3)	(57.7)	(19.3)	(4.8)
Gross profit	301.3	334.8	232.7	37.7	59.6
Selling costs	(77.6)	(81.7)	(68.0)	(18.2)	(17.0)
Administrative costs	(42.6)	(49.3)	(87.7)	(48.1)	(13.9)
Other operating income and expenses	7.6	(0.3)	4.0	0.3	1.2
Result before financial result	188.8	203.5	81.1	(28.2)	29.9
Financial result	(17.4)	(45.4)	(72.8)	(44.6)	(21.7)
Share of the loss of joint venture accounted for using the equity Method	1.4	(1.5)	(1.8)	(0.7)	0.0
Result from ordinary activities	172.8	156.6	6.5	(73.6)	8.2
Income taxes	(73.4)	(93.3)	(6.3)	29.0	(3.2)
Minority interests	1.1	0.0	0.0	0.0	0.0
Net profit/(loss)	100.4	63.3	0.2	(44.6)	5.0

Revenues

	2002 HGB	2003 HGB	2004 IFRS
Germany	425	445	501.4
North America	1,424	1,040	986.4
Other	448	455	430.2
Total	2,297	1,940	1,918.0

MTU Aero Engines Holding AG

CONSOLIDATED BALANCE SHEET

in M-Euro	31 December, 2002	2003	2004	March 31, 2005
Non current assets				
Intangible assets	133.2	984.7	968.6	961.6
Property, plant and equipment	279.8	630.6	576.6	562.2
Financial instruments/investments in joint ventures	33.6	45.9	44.1	44.1
Shares in associated companies	234.0	0.4	0.4	0.4
Other shares	0.0	1.0	0.8	0.7
Long term assets	4.4	4.0	1.4	1.4
Financial assets	272.0	51.2	46.6	46.5
Receivables and other assets	39.8	92.0	40.4	0.7
Derrered tax assets	0.0	2.3	2.3	3.1
	724.8	**1,760.9**	**1,634.6**	**1,574.1**
Current assets				
Inventories	443.7	418.3	448.1	458.0
Trade Receivables	411.1	317.3	450.4	474.6
Receivables and other assets	131.7	207.5	147.9	67.4
Cash and cash equivalents	326.5	205.6	28.5	44.1
Prepayments	4.6	5.9	9.6	6.6
	1,317.6	**1,154.6**	**1,084.5**	**1,050.8**
Total	**2,042.4**	**2,915.5**	**2,719.1**	**2,624.9**
Equity				
Subscribed capital	80.1	0.0	2.2	2.2
Capital reserves	775.1	201.5	203.7	203.7
Other comprehensive income	36.4	0.0	11.2	1.0
Accumulated loss	(120.8)	(0.3)	(0.1)	4.8
	770.9	**201.2**	**217.0**	**211.8**
Non current debt				
Pension provisions	285.3	332.2	344.7	351.0
Other provisions	29.9	87.9	56.7	56.8
Financial liabilities	47.9	816.6	621.2	598.3
Other liabilities	193.1	72.7	58.2	59.5
Deferred tax liabilities	67.2	361.9	367.7	358.6
	623.4	**1,671.3**	**1,448.5**	**1,424.1**
Current debt				
Pension provisions	10.6	10.8	14.2	14.1
Other provisions	134.6	176.5	156.2	137.4
Financial liabilities	36.1	319.5	245.3	70.3
Trade payables	205.6	180.1	227.1	287.1
Other liabilities	261.2	356.1	410.7	480.0
	648.1	**1,043.0**	**1,053.6**	**989.0**
Total	**2,042.4**	**2,915.5**	**2,719.1**	**2,624.9**

MTU Aero Engines Holding AG

STATEMENT OF CHANGE IN EQUITY

			IFRS			
	Subscribed	Capital	Profit/loss	Other comprehensive Income		
in M-Euro	Capital	reserves	of the year	Revaluations	Derivate	Total
15/07/2003	0.0	0.0	0.0	0.0	0.0	0.0
Profit 2003			(0.3)			(0.3)
Capital reserves increase		201.5				201.5
31/12/2003	0.0	201.5	(0.3)	0.0	0.0	201.2
Profit 2004			0.2			0.2
Capital reserves increase		2.2				2.2
Subscribed capital increase	2.2					2.2
Result from revaluations financial instruments					12.2	12.2
Translation differences				(1.0)		(1.0)
				(1.0)	12.2	
31/12/2004	2.2	203.7	(0.1)		11.2	217.0

MTU Aero Engines Holding AG

CONSOLIDATED CASH FLOW STATEMENTS

in Mio. €	IFRS			Jan 1–March 31	
	2002	2003	2004	2004	2005
Net Profit (Loss)	99.3	63.3	0.2	(44.6)	5.0
+ Depreciation and amortization	54.9	60.9	133.1	31.3	33.3
+ Losses of associated companies	0.0	0.0	1.8	0.7	0.0
– Profit on disposal of assets	0.0	0.0	(1.7)	(0.2)	(0.1)
+/– Increase/decrease in pension provisions	27.3	42.9	15.9	3.8	6.2
+/– Increase/decrease in other provisions	3.8	(35.4)	(51.5)	(29.4)	(18.8)
– Capitalization development costs GP7000/PW 6000	(75.2)	(122.8)	0.0	0.0	0.0
+/– Increase/decrease in deferred tax assets	67.2	39.1	(2.4)	(29.0)	(2.6)
+/– Profit on disposal of fixed assets	(1.0)	0.1	0.0	0.0	0.0
+/– Increase/decrease in assets and liabilities					
+/– Increase/decrease in inventories	104.1	31.9	(29.8)	0.4	(9.9)
+/– Increase/decrease in receivables (excl. derivatives)	72.1	88.9	(79.8)	26.0	(8.9)
+/– Increase/decrease in liabilities (excl. derivatives)	(70.7)	(62.0)	87.2	97.9	128.9
Cash flow from operating activities	**281.8**	**106.9**	**72.9**	**56.9**	**133.1**
– Investments in intangible assets and property, plant and equipment	(136.0)	(83.8)	(65.9)	(10.8)	(11.2)
– Acquisition of MTU-Group	0.0	0.0	(766.6)	0.0[1]	0.0
– Investments in financial assets	(10.8)	(16.3)	(0.1)	(0.1)	0.0
+ Proceeds from asset disposals	12.8	6.3	3.3	0.4	0.7
+ Repayment of loans	0.7	0.3	2.8	0.2	0.0
Cash flow from investing activities	**(133.3)**	**(93.5)**	**(826.5)**	**(10.3)**	**(10.5)**
+/– Increase/Decrease in financial liabilities	25.9	20.9	571.5	2.7[2]	(198.0)
+/– Profit transfer/allocations to/ distributions from reserves	(280.5)	(307.0)	4.4	11.8	91.5
Cash flow from financing activities	**(254.6)**	**(286.1)**	**575.9**	**14.5**	**(106.5)**
Exchange rate movements in equity	0.0	0.0	(1.0)	(0.7)	(1.1)
Exchange rate changes movements in fixed assets	0.0	0.0	1.4	0.6	0.7
Effect of exchange rate movements in cash and cash equivalents	0.0	0.0	0.4	(0.1)	(0.4)
Change in cash and cash equivalents	**(106.1)**	**(272.7)**	**(177.2)**	**61.1**	**15.7**
Cash and cash equivalents at January 1,	396.4	290.3	205.6	205.6	28.5
	0.0	0.0	0.0	0.0	0.0
Cash and cash equivalents at December 31,	**290.3**	**17.6**	**28.5**	**266.7**	**44.1**

(1) *Excludes cash outflow of € 766.6 million reflecting payment of consideration for the Acquisition.*

(2) *Excludes cash inflow of € 604.4 million relating to the financing of the Acquisition from third parties and € 162.2 million relating to the loan from Blade Forex.*

Consolidated Financial Statements

Annual Report 2004
(audited)

prepared in accordance with
International Financial Reporting Standards

MTU Aero Engines
Erste Holding GmbH,
Munich

List of Contents

MTU Aero Engines Erste Holding GmbH

CONSOLIDATED INCOME STATEMENT

in T-Euro	*Notes*	**2004**	**2003**
Revenues		1,918,000	
Cost of sales	(6)	(1,685,310)	
Gross profit		**232,690**	**0**
Selling costs	(7)	(67,996)	
Administrative costs	(8)	(87,651)	(36)
Other operating income and expenses	(9)	4,018	(13)
Result before financial result		**81,061**	**(49)**
Financial result	(10)	(72,779)	(272)
Share of the loss of joint ventures accounted for using the equity method		(1,830)	
Result from ordinary activities		**6,452**	**(321)**
Income taxes	(11)	(6,276)	
Net profit (loss)		**176**	**(321)**
Loss carried forward		(321)	
Allocation to reserves due to change in group of consolidation companies		(3)	
Accumulated loss		**(148)**	**(321)**

MTU Aero Engines Erste Holding GmbH

CONSOLIDATED BALANCE SHEET

Assets in T-Euro	*Notes*	**Dec 31, 2004**	**Dec 31, 2003**
Non-current assets			
Intangible assets	(14)	968,596	10
Property, plant and equipment	(15)	576,601	
Investments in joint ventures		44,071	
Shares in associated companies		378	
Other shares		769	274,653
Long-term loans		1,421	
Financial assets	(16)	46,639	274,653
Other assets	(18)	40,399	
Deferred tax assets	(11)	2,346	
		1,634,581	274,663
Current assets			
Inventories	(17)	448,105	
Receivables	(18)	450,424	
Other assets	(18)	147,919	2
Cash and cash equivalents	(19)	28,454	76
Prepayments	(21)	9,619	
		1,084,521	78
		2,719,102	274,741

Equity and Liabilities in T-Euro	*Notes*	**Dec 31, 2004**	**Dec 31, 2003**
Equity	(22)		
Subscribed capital		2,210	25
Capital reserves		203,745	201,500
Accumulated other equity		11,159	0
Accumulated loss		(148)	(321)
		216,966	201,204
Non-current debt			
Pension provisions	(23)	344,679	
Other provisions	(24)	56,674	
Financial liabilities	(25)	621,240	73,000
Other liabilities	(26)	58,244	
Deferred tax liabilities	(11)	367,697	
		1,448,534	73,000
Current debt			
Pension provisions	(23)	14,240	
Other provisions	(24)	156,232	34
Financial liabilities	(25)	245,327	262
Trade payables		227,122	
Other liabilities	(26)	410,681	241
		1,053,602	537
		2,719,102	274,741

MTU Aero Engines Erste Holding GmbH

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

in T-Euro	Subscribed capital	Capital reserves	Accumulated loss	Other comprehensive income: Translation differences	Revaluation of reserves	Market measurement of securities	Derivative financial instruments	Sub-total	Total
= *Jul 15, 2003 (inception)*	25								25
Net profit 2003			(321)						(321)
= Total income	0	0	(321)	0	0	0	0	0	(321)
Additional paid-in capital on preferred stock		201,500							201,500
Balance as of Dec 31, 2003	25	201,500	(321)	0	0	0	0	0	201,204
Allocation to reserves due to change in group of consolidated companies			(3)						(3)
Adjusted balance as of Jan 1, 2004	25	201,500	(324)	0	0	0	0	0	201,201
Change in valuation of financial instruments							12,145	12,145	12,145
Translation differences				(986)				(986)	(986)
= profit not stated in income statement	0	0	0	(986)	0	0	12,145	11,159	11,159
Net profit 2004			176						176
= Total income	0	0	176	(986)	0	0	12,145	11,159	11,335
+ Capital/Capital reserves increase	2,185	2,245							4,430
Balance as of Dec 31, 2004	2,210	203,745	(148)	(986)	0	0	12,145	11,159	216,966

MTU Aero Engines Erste Holding GmbH

CONSOLIDATED CASH FLOW STATEMENT

in T-Euro	Notes	Group 2004	2003
Net profit (loss)		**176**	**(321)**
+ Depreciation and amortization		133,076	
+ Losses of associated companies		1,830	
- Profit on disposal of assets		(1,730)	
+/- Increase/decrease in pension provisions		15,947	
+/- Increase/decrease in other provisions		(51,509)	34
+/- Increase/decrease in deferred tax assets		(2,377)	
+/- Increase/decrease in assets and liabilities			
+/- Increase/decrease in inventories		(29,812)	
+/- Increase/decrease in receivables (excl. derivatives)		(79,833)	(2)
+/- Increase/decrease in liabilities (excl. derivatives)		87,167	241
Cash flow from operating activities	(28)	72,935	(48)
- Investments in intangible assets and property, plant and equipment		(65,949)	(10)
- Acquisition of MTU-Group		(766,640)	(274,513)
- Investments in financial assets		(76)	(140)
+ Proceeds from asset disposals		3,338	
+ Repayments of loans		2,831	
Cash flow from investing activities	(28)	(826,496)	(274,663)
+/- Increase/decrease in financial liabilities		571,516	73,262
+/- Profit transfer/allocations to/distributions from reserves		4,430	201,500
Cash flow from financing activities	(28)	575,946	274,762
Exchange rate movements in equity		(986)	
Exchange rate changes movements in fixed assets		1,409	
Effect of exchange rate on cash and cash equivalents		423	0
Change in cash and cash equivalents		(177,192)	51
Cash and cash equivalents on January 1		205,646	25
Cash and cash equivalents on December 31	(28)	28,454	76

Notes to the Consolidated Financial Statements

I. BASIC PRINCIPLES

1. General information

The business activities of MTU Aero Engines Erste Holding GmbH, Munich, and its subsidiaries (in the following referred to "MTU Aero Engines Erste Holding GmbH" or "the company") focus nationally and internationally on the development, production, sales, maintenance, overhaul and repair of combustion engines (in particular gas turbines) as well as the related regulating and monitoring facilities including accessories and spare parts for aircraft and for stationary applications. In addition, the company develops processes for maintaining, overhauling and repairing as well as tools and devices used in these procedures.

The company is registered at Dachauer Str. 665, 80995 Munich, and is recorded at the register court in Munich under number HRB 151 251.

The consolidated financial statements were approved for publication by the supervisory board on April 27, 2005.

The consolidated financial statements of MTU Aero Engines Erste Holding GmbH for the period ending December 31, 2004 are prepared in accordance with International Fina ncial Reporting Standards (IFRS) and interpretations. All mandatory requirements of the IASB as of December 31, 2004 are considered.

The income statement is prepared using the cost-of-sales method.

In order to improve clarity, various items are aggregated in the income statement and the balance sheet. These items are disclosed and analysed separately in the notes.

The reporting currency for the consolidated financial statements is Euro. All figures are stated in "thousand Euro" ("T-Euro"), unless otherwise specified.

The financial statements of the included consolidated companies are prepared as of the balance sheet date of MTU Aero Engines Erste Holding GmbH. Pratt & Whitney Canada Customer Support Centre Europe GmbH, Ludwigsfelde, prepares its financial statements as of a balance sheet date which differs from the company.

Early adoption of modified standards

The IASB has adopted a series of changes to existing IAS and also published new IFRS within the framework of the improvement project applicable for financial years starting after January 1, 2005. MTU Aero Engines Erste Holding GmbH applied the subsequent standards in the consolidated financial statements.

IFRS 1 "First time adoption"

IFRS 3 "Business combinations"

Business combinations are stated in accordance with IFRS 3 in the financial year 2004. The IFRS 3 is closely connected to the revised standards IAS 36 and IAS 38, which were already applied. As a consequence, goodwill is no longer amortized on a scheduled basis but is subject to an annual impairment test.

IAS 36 (revised 2004) "Impairment of assets"

The changes set out in IAS 36 relate primarily to goodwill. Based on this, goodwill is no longer amortized on a scheduled basis, but must be reviewed for impairment at least annually ("impairment-only approach").

IAS 38 (revised 2004) "Intangible assets"

The predominant change set out in IAS 38 comprises the distinction made between limited and unlimited lives of assets. Intangible assets with an unlimited life are no longer amortized on a scheduled basis, and are

subject to an annual impairment test in accordance with IAS 36. Assets with a limited lifetime are amortized on a scheduled basis over their economic life.

IAS 32 and 39 (revised 2004) "Financial instruments"

The early adoption of IAS 32 and IAS 39 (revised 2004) results in a new classification of financial assets. Assets are carried at their fair values. Depending on the classified category, changes in fair value are recognized in the income statement or directly in equity until disposition of the financial asset.

1.1. Special events

Changes under company law

At the beginning of the financial year 2004, funds advised by Kohlberg, Kravis, Roberts & Co. ("KKR") acquired the shares in MTU Aero Engines GmbH, Munich, ("MTU-M old") from DaimlerChrysler group. The purchasing company was Blade Dritte Beteiligungs GmbH & Co. KG.

The company MTU Aero Engines GmbH which existed as of December 31, 2003 was merged with Blade Dritte Beteiligungs GmbH & Co. KG without being wound up with retroactive effect as of January 1, 2004 with the entry in the commercial register.

Blade Dritte Beteiligungs GmbH & Co. KG was subsequently renamed MTU Aero Engines Dritte Beteiligungs GmbH & Co. KG and further renamed MTU Aero Engines GmbH & Co. KG. The legal form of MTU Aero Engines GmbH & Co. KG was converted to MTU Aero Engines GmbH effective as of December 30, 2003. This conversion was entered in the commercial register on October 13, 2004.

The previous operating activities of MTU-M old were incorporated in the purchasing company "new" MTU Aero Engines GmbH ("MTU-M") at the end of financial year 2003. The previously described transactions under company law had no impact on the net worth, financial and earnings situation of the operational activities.

The prior year figures relate only to the company data prior to the acquisition. The purchasing companies were then merged with the "old MTU group" as of January 1, 2004.

1.2. Effects on the consolidated financial statements

In the course of the acquisition the purchase price is allocated to the fair value of the acquired assets and liabilities. The purchase price in excess of the fair value of the identifiable assets and liabilities was recognized as goodwill. The profit and loss statement 2004 is affected by among other things additional depreciation on the revaluation of assets and by the cost of financing. In addition, transaction costs associated with the acquisition are expensed in 2004 (see page 33, item 8).

Due to the aforementioned (Pos. 1.1. und 1.2.), the group financial figures as of December 31, 2004 are compared to the prior year financial figures as of December 31, 2003. In our discussion of the results for 2004 we provide additional information to permit a comparison with the prior year.

1.3. Company acquisition (business combination)

As of January 1, 2004, Blade Dritte Beteiligungs GmbH & Co. KG acquired 100% of the shares in MTU-M old. The purchase price after deduction of the net cash position amounted to T-Euro 1,041,153 and was allocated to the following assets and liabilities as part of the purchase price allocation ("PPA").

in T-Euro	
Purchase price	1,041,153
Book value acquired company	202,012
Amount to be allocated	839,141
Fair value adjustments	458,513
Goodwill	380,628

The purchase price was paid for fair values of T-Euro 660,525 (T-Euro 458,513 plus T-Euro 202,012) and the remaining goodwill (T-Euro 380,628). For better transparency, book values (before the acquisition), fair value adjustments and the resulting fair values (book value including pro rata purchase price allocation) are set out as follows:

in T-Euro	Book value of acquired assets and debts Jan 1, 2004	Purchase price allocation Jan 1, 2004	Fair value of acquired asset and debts Jan 1, 2004
Fixed assets			
Programme assets	0	377,492	377,492
Programme-independent technologies	0	124,743	124,743
Customer relations	0	56,548	56,548
Goodwill	2,319	380,628	382,947
	2,319	**939,411**	**941,730**
Land, leasehold rights and buildings, including buildings on non-owned land	95,209	210,350	305,559
Technical equipment, plant and machinery	100,306	105,043	205,349
Other equipment, operational and office equipment	56,607	40,057	96,664
	252,122	**355,450**	**607,572**
Current assets			
Inventories	388,573	29,720(*)	418,293
Assets	**643,014**	**1,324,581**	**1,967,595**
Non-current debt			
Other provisions	35,794	52,100	87,894
Deferred taxes	21,936	339,956	361,892
Current debt			
Other provisions	83,099	93,384	176,483
	502,185	839,141	1,341,326

(*) *Before deducting the revaluation reserve*

The following table shows the reconciliation of the consolidated balance sheet as per January 1, 2004 of MTU-M old to the consolidated balance sheet of MTU Aero Engines Erste Holding GmbH.

The first column contains MTU-M book values before acquisition. The balance sheet after acquisition including effects from the purchase price allocation is shown in the second column. The third column reflects the consolidated balance sheet of the acquiring companies as of January 1, 2004. In the last column the consolidated balance sheet of MTU Aero Engines Erste Holding GmbH is represented in its new company structure as of January 1, 2004.

Representation of the acquisition procedure as of January 1, 2004 (1)

in T-Euro	MTU Group before acquisition old group structure IFRS Jan 1, 2004	Fair value of acquired assets IFRS Jan 1, 2004	Purchasing companies Holdco III-VII IFRS Jan 1, 2004	Consolidation of purchasing companies IFRS Jan 1, 2004	MTU Aero Engines GmbH new group structure IFRS Jan 1, 2004
Programme assets	0	377,492			377,492
Programme—independent technologies	0	124,743			124,743
Customer relations	0	56,548			56,548
Rights and licenses	43,008	43,009			43,009
Goodwill	2,319	382,947	10	(23)	382,934
Intangible assets	45,327	984,739	10	(23)	984,726
Land, leasehold rights and buildings, including buildings on non-owned land	95,209	305,559			305,559
Technical equipment, plant and machinery	100,306	205,349			205,349
Other equipment, operational and office equipment	56,607	96,664			96,664
Advance payments and construction in progress	23,044	23,043			23,043
Property, plant and equipment	275,166	630,615	0	0	630,615
Shares in subsidiaries	502	502	1,041,263	(1,041,153)	612
Shares in associated companies	378	378			378
Investments in joint ventures	45,891	45,891			45,891
Other shares	157	157			157
Loans extended to equity participations					
—Joint ventures	213	212			212
—Other shares	3,769	3,769			3,769
Other loans	205	205			205
Financial assets	51,115	51,114	1,041,263	(1,041,153)	51,224
Fixed Assets	371,608	1,666,468	1,041,273	(1,041,176)	1,666,565
Non current assets					
Other receivables	91,967	91,967			91,967
Deferred taxes	2,397	2,397			2,397
Current assets					
Inventories	388,573	418,293			418,293
Accounts receivable	388,651	388,651			388,651
Other receivables	94,701	94,701	41,493		136,194
Cash and cash equivalents	17,500	17,500	188,146		205,646
Advance payments	5,811	5,811			5,811
	1,361,208	2,685,788	1,270,912	(1,041,176)	2,915,524

Representation of the acquisition procedure as of January 1, 2004 (2)

in T-Euro	MTU Group before acquisition old group structure IFRS Jan 1, 2004	Fair Value of acquired assets IFRS Jan 1, 2004	Purchasing companies Holdco III-VII IFRS Jan 1, 2004	Consolidation of Purchasing companies IFRS Jan 1, 2004	MTU Aero Engines GmbH new group structure IFRS Jan 1, 2004
Equity	202,012	1,041,153	201,224	(1,041,176)	201,201
Non-current debt					
Pension provisions	332,198	332,198			332,198
Other provisions	35,794	87,894			87,894
Financial liabilities	63,106	63,106	753,519		816,625
Other liabilities	72,685	72,685			72,685
Deferred taxes	21,936	361,892			361,892
Current debt					
Pension provisions	10,774	10,774			10,774
Other provisions	83,099	176,483	38		176,521
Financial liabilities	3,435	3,435	316,105		319,540
Trade account payable	180,130	180,130			180,130
Other liabilities	356,038	356,038	26		356,064
	1,361,208	2,685,788	1,270,912	(1,041,176)	2,915,524

in T-Euro	
Summary	
Equity MTU-M old before acquisition	202,012
Fair value allocated to assets, liabilities and goodwill	839,141
Purchase price	**1,041,153**

2. Group of consolidated companies

2.1. Subsidiaries

The group of consolidated companies of MTU Aero Engines Erste Holding GmbH includes all major companies in which MTU Aero Engines Erste Holding GmbH holds the majority of voting rights and has a controlling influence. These companies are consolidated as long as the controlling influence exists.

2.2. Associated Companies

Companies whose financial and business policy may be influenced by MTU Aero Engines GmbH in a significant way are stated at equity and are initially recognized with their acquisition costs. A significant influence is assumed if MTU Aero Engines Erste Holding GmbH directly or indirectly owns 20% or more of the voting rights of a company.

The shares in joint ventures are stated using the equity method in the consolidated financial statements of MTU Aero Engines Erste Holding GmbH.

2.3. Insignificant Participations

The group of consolidated companies does not include nine subsidiaries, five equity participations in associated companies, three joint ventures as well as three other investments without operations or with a minor business volume. Their impact on the net worth, financial and earnings situation of the group is not material as the investments are shown in the consolidated financial statements with the lower of cost or market price. MTU München Unterstützungskasse GmbH, Munich, is not consolidated because the obligations are recognized in the consolidated financial statements.

All investments (consolidated as well as non consolidated) are set out in the following table:

	Consolidated yes/no	Consolidation method(*)	Shareholding in %
Shares in subsidiaries			
MTU Aero Engines Zweite Holding GmbH, Munich	yes	fully	100
MTU Aero Engines Dritte Holding GmbH, Munich	yes	fully	100
MTU Aero Engines Investment GmbH, Munich	yes	fully	100
MTU Aero Engines GmbH, Munich	yes	fully	100
MTU Maintenance Hannover GmbH, Langenhagen	yes	fully	100
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	yes	fully	100
ATENA Engineering GmbH, Munich	yes	fully	100
MTU Maintenance Canada Ltd., Richmond, Canada	yes	fully	100
Vericor Power Systems L.L.C., Atlanta, USA	yes	fully	100
RSZ Beteiligungs- und Verwaltungs GmbH, Munich	yes	fully	100
MTU Aero Engines North America Inc., Rocky Hill, USA	yes	fully	100
MTU Aero Engines Zweite Verwaltungs GmbH, Munich	no	at cost	100
MTU Aero Engines Verwaltungs GmbH, Munich	no	at cost	100
MTU Aero Engines Zweite Participation GmbH, Munich	no	at cost	100
MTU Aero Engines Dritte Participation GmbH, Munich	no	at cost	100
ATENA ENGINEERING INC., Hartford, USA	no	at cost	100
ATENA INDIA PRIVATE LIMITED, Bangalore, India	no	at cost	100
MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich	no	at cost	100
MTU Maintenance do Brasil Ltda., Sao Paulo, Brazil	no	at cost	99.99
MTU München Unterstützungskasse GmbH, Munich	no	at cost	100
Shares in associated companies			
EUROJET Turbo GmbH, Munich	no	at cost	33
EPI Europrop International GmbH, Munich	no	at cost	28
MTU Turbomeca Rolls-Royce GmbH, Hallbergmoos	no	at cost	33.33
APA Aero Propulsion Alliance GmbH i.L., Munich	no	at cost	24.8
Turbo Union Ltd., Bristol, Great Britain	no	at cost	39.998
Equity participations in joint ventures			
MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China	no	Equity	50
Pratt & Whitney Canada Customer Support Centre Europe GmbH, Ludwigsfelde	no	Equity	50
Ceramic Coating Center S.A.S., Paris, France	no	at cost	50
Airfoil Services Sdn. Bhd., Shah Alam, Malaysia	no	at cost	50
EUROAER GmbH, Hamburg	no	at cost	33.33
Other shares			
IAE International Aero Engines AG, Zürich, Switzerland	no	at cost	12.1
Gesellschaft zur Entsorgung von Sondermüll in Bayern GmbH, Munich	no	at cost	0.1
Pratt & Whitney Canada CSC Ltd., (Africa) (PTY.), Lanseria, South Africa	no	at cost	50

(*) *Fully = fully consolidated.*
At cost = stated at fair value, but equivalent to costs of purchase.

The complete list of the group's shareholdings is deposited with the commercial register of the Munich local court (HRB 151251).

3. Consolidation principles

Business combinations are accounted for using the purchase method as defined in IFRS 3. Under the purchase method identifiable assets and liabilities acquired are measured initially at their fair value. The excess of the group's interest in the net fair value of the identifiable assets and liabilities acquired over cost is recognized as goodwill. Goodwill is subject to regular review for possible impairment. If the fair value of the assets and liabilities exceed the acquisition cost, the remaining difference is immediately recorded in the income statement.

The effects of inter-company accounts and transactions have been eliminated.

In accordance with IAS 12, deferred taxes arising from timing differences are recognized as a result of the elimination of profits and losses due to transactions within the group.

Shares in associated companies and equity participations in joint ventures are accounted for using the equity method from the point of acquisition, and are initially recognized at cost. Any difference between the acquisition costs and the fair values of the identified assets and liabilities which arise at the point of the acquisition are recognized as goodwill.

The Company's share of an investee's profits or losses is recorded in the income statement.

Programme investment companies are associated companies. With regard to the special accounting treatment of these equity participations, please refer to item 5.8.2.

All other equity participations (non-consolidated subsidiaries and other shares) are carried at fair value. If the fair value cannot be reliably determined, they are stated at cost (see explanation to item 5.8.1. and 5.8.3. an 5.8.4.).

4. Currency translation

The financial statements of consolidated companies whose functional currency is not Euros are translated into Euro in accordance with IAS 21 using the functional currency concept. The functional currency is the currency in which a foreign company generates most of its funds and makes its payments. Because the functional currency at all group companies is the corresponding local currency, the assets and liabilities are translated using the exchange rate applicable on the balance sheet reference date, and expenses and income are translated every month using the rate applicable at the end of the month. The effect of the exchange rate movements is included in a separate component of other comprehensive income, and does not have any impact on the net profit/loss for the year.

The following rates have been used for currency translation:

Currency

	Reference date rate		Average rate	
1 Euro =	Dec 31, 2004	Dec 31, 2003	2004	2003
USA (USD)	1.3621	1.263	1.2438	1.1304
Canada (CAD)	1.6416	1.6234	1.6167	1.5811
China (RMB)	11.2875	10.4642	10.2988	9.3581
Great Britain (GBP)	0.7051	0.7048	0.6787	0.6919
Malaysia (MYR)	5.1825	4.8026	4.728	4.2963

5. Accounting principles and policies

The financial statements of MTU Aero Engines Erste Holding GmbH as well as the domestic and foreign subsidiaries are prepared using standard accounting and valuation methods in accordance with IAS 27.

5.1. Revenues

Revenues from the sale of goods are recognized when the significant risks and rewards of ownership are transferred to the buyer, and the seller retains neither management involvement in, nor control over the goods. Further recognition criteria are the probability that economic benefits associated with the transaction will flow to the seller and the revenues and costs can be measured reliably. The company's customers are original equipment manufacturer ("OEM"), joint sale companies, national governments, airlines and other third parties.

Revenues from contractual maintenance services (time and material contracts, fly-by-hour contracts, Power by hour-contracts) in the maintenance repair and overhaul ("MRO") business as well as construction contracts in the military business, are based on the percentage of completion method, in accordance with IAS 11 and IAS 18. If the final profit cannot be reliably estimated, IFRS requires the use of the zero-profit method, which recognizes revenue only to the extent of costs incurred that are expected to be recovered.

Revenues are recognized less discounts for customers, price reductions and other rebates. Concessions on sales of new engines are recorded in cost of sales.

The company's foreign exchange contracts to hedge the potential volatility in future cash flows have been accounted for as cash flow hedges under IFRS. These financial investments instruments are measured at fair values, with the effective gains and losses on the hedging instrument, where they are effective, initially deferred in other comprehensive income. They are subsequently released to revenues, concurrent with the earnings recognition pattern of the hedged item.

5.2. Cost of sales

Cost of sales comprises the production-related manufacturing costs of the sold products and the costs of products purchased for resale. In addition to the direct cost of material and production, they also comprise the indirectly allocatable overheads including development costs, depreciation of the production installations, production-related other intangible assets, depreciation on inventories and commensurate production-related administration overheads. In addition, cost of sales includes expenses charged by OEM for customer acquisition costs.

5.3. Research and development costs

The research costs are expensed as incurred. **Development costs** are capitalized when the recognition criteria of IAS 38 are satisfied. The development costs for engine programs in the series and spare part phase were capitalized at fair value as part of the program assets resulting from purchase price allocation (intangible assets). Development costs comprise all costs that can be allocated directly to the development process as well as reasonable amounts of development-related overheads. Financing costs are not capitalized. The program assets are amortized using scheduled amortization over the expected product life cycle (maximum of 30 years.) Development costs which do not qualify for capitalization are expensed as incurred.

5.4. Public sector grants and assistance

Public sector grants and assistance are recognized in accordance with IAS 20 (accounting for government grants and disclosure of government assistance) only if there is adequate certainty that the related conditions are satisfied and that the grants and assistance will indeed be received. Revenue-based grants are deferred in the balance sheet and released to the income statement to offset the related expenditure that they are intended to reimburse. The grants and assistance are accordingly stated in the balance sheet when the book value of the assets is established. In the spare parts business, grants and assistance are only recorded down after the relevant conditions have been met. Up to this time, minor costs are capitalized and are spread uniformly, together with the grants and assistance at the point at which the grants and assistance are received, over the periods to which they are substantially related.

5.5. Intangible assets

Purchased **intangible assets** and internally generated intangible assets are capitalized in accordance with IAS 38 (Intangible Assets). IAS 38 requires capitalization if it is probable that a future economic benefit attributable to the asset exists and the costs of the asset can be measured reliably.

Intangible assets with a **limited useful life** are carried at cost of purchase or production and amortized on a straight-line basis over their useful life.

If there are indications that an intangible asset's carrying amount may not be recoverable, the asset is subject to an **impairment test**. The recoverable amount is calculated as the higher of the fair value less cost to sell and the value in use of an asset. An impairment loss is recognized immediately in the income statement if the carrying amount of an asset exceeds its recoverable amount. If the reason for an impairment in previous reporting periods is no longer applicable, a reversal is taken to the income statement, whereby the amortized costs of production or purchase must not be exceeded.

Scheduled depreciation, with the exception of goodwill, programme assets and technology assets, is normally applied over three to five years. Programme assets are depreciated over a period up to 30 years, whereas technology assets are depreciated over a period of ten years.

Goodwill with an **unlimited life** in accordance with IFRS 3 is subject to an impairment test at least once a year to complete the impairment test for goodwill, the company is split into two cash generating units. The goodwill is allocated to these cash generating units. The present value of the future net cash flows of each cash generating unit is compared with its carrying amount. If the present value is lower than the carrying amount, the goodwill is impaired. If the amount estimated for an impairment loss is greater than the goodwill, the difference is proportionately allocated to the other assets of the cash generating unit. An impairment loss recognized for goodwill shall not be reversed in a subsequent period.

5.6. Property, plant and equipment

Property, plant and equipment are subject to wear and tear and are carried at cost of purchase or production less scheduled depreciation. Depreciation is applied using the straight-line method to reflect wear and tear. If there are any indications of an impairment, the property, plant and equipment is subject to an **impairment test**. An impairment loss is recognized immediately in the income statement if the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is calculated as the higher of the fair value less cost to sell and the value in use of the asset. If the reason for an impairment in prior reporting periods is no longer applicable, the value is written up to an amount not exceeding the amortized costs. Minor value assets (worth less than T-Euro 410) are expensed immediately in the year in which they are acquired.

The scheduled depreciation is based on the following useful life:

in years	
Buildings	25–50
Light-weight structures	10
Property facilities	10–20
Technical equipment, plant and machinery	5–10
Operational and office equipment	3–15

The depreciation applicable for machines used in multiple-shift operation is increased accordingly by way of shift mark-ups.

The **costs of production of installations produced in-house** comprise all costs that can be directly allocated to the production process as well as reasonable amounts of production-related overheads. These comprise production-related depreciation, pro rata administrative expenses and pro rata social costs. Financing costs are not considered as part of costs of production or purchase.

If all risks and opportunities associated with ownership in a **leased** asset are primarily transferred attributable to the lessee, the leased asset is capitalized under property, plant and equipment, and an equivalent item is recognized under liabilities attributable to finance lease (**finance lease arrangements**). The amount capitalized at the start of the basic lease period is the lower of fair value or present value of minimum lease payments. The capitalized leased asset is depreciated over its useful life, whereas interest is added in instalments to the leasing liability.

If all risks and opportunities associated with ownership of a leased asset are not transferred to the lessee, the lease payments are expensed as incurred (**operating lease arrangements**).

5.7. Financial assets

Financial assets are recognized at the settlement date, the date on which the asset is delivered. When the financial assets are initially recognized, they are stated at fair value.

After the initial recognition, "**available for sale financial assets**" as well as assets in the category "**fair value through profit and loss**" are recorded at fair value. In general, the fair value corresponds to the market value. If a market price does not exist, the market value of the available for sale financial assets is determined using suitable valuation methods, e.g. discounted cash flow method, taking into account market data available at the balance sheet reference date. Changes in the fair value of assets in the category fair value through profit and loss are recognized with an impact on profits via the income statement, whereas changes in fair value of available for sale assets are recognized in other comprehensive income. Interest rate swaps that do not meet the strict criteria of IAS 39 for hedge accounting are classified as "held for trading" in the category "fair value through profit and loss".

Loans extended by the company which are not held for trading purposes (originated loans and receivables) as well as all financial assets which do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at amortized cost, if they have a fixed maturity. In the case of short-term **receivables** and **liabilities**, the amortized costs are equivalent to the nominal amount or the repayment amount.

In accordance with IAS 39 (**Financial Instruments**: recognition and measurement) regular checks are carried out to identify any indications of an impairment of a financial asset or portfolio. If such indications exist, the impairment loss is recognized in the income statement or, if financial instruments have been categorised as "available for sale", stated in other comprehensive income. Profits and losses from an available for sale financial asset are recorded directly in other comprehensive income, until the financial asset is disposed, or until an impairment has been established. In the event of an impairment, the cumulative transferred to the income statement.

5.8. Financial investments

Profits or losses attributable to joint venture companies accounted for under the equity method are allocated on a pro rata basis to the profit/loss and the corresponding book value of the investment. In the income statements, the allocated profit/loss is stated separately under the item "share of the loss of joint venture accounted for using the equity method".

5.8.1. Shares in non-consolidated subsidiaries

The shares in **non-consolidated subsidiaries** recognized under financial assets are carried at fair value. If a quoted market price in an active market is not available and if a fair value cannot be reliably measured, the shares are carried at cost.

5.8.2. Shares in associated companies

Shares in associated companies that are not accounted for under the equity method in accordance with IAS 28 are carried at fair value in accordance with IAS 39. If this value is not available, or if it cannot be reliably measured, the shares in associated companies are carried at cost.

5.8.3. Investments in joint ventures

Investments in joint ventures that are not accounted for under the equity method are carried at fair value in accordance with IAS 39. They are carried at cost if a quoted market price is not available and a fair value cannot be reliably measured.

5.8.4. Other shares

Other shares are carried at fair value in accordance with IAS 39.

5.8.5. Impairment of financial assets

If there are indications that investments in non-consolidated subsidiaries, non-consolidated associated companies, in non-consolidated joint ventures and non-consolidated other equity participations might be **impaired**, IAS 39 is applied.

5.9. Financial assets—loans receivable

Loans receivable are carried at amortized costs based on their classification as financial assets. This item does not include any held for trading financial assets.

5.10. Inventories

5.10.1. Raw materials and supplies

Raw materials and supplies are recognized at the lower of average costs of purchase or net realisable values. Costs of purchase comprise all direct purchasing costs as well as other costs incurred bringing them to the current location and condition. The net realisable value is the estimated selling price generated as part of normal business transactions less costs of completion and less any selling expenses.

5.10.2. Unfinished products

Unfinished products are recognized at the lower of cost of production or net realisable value. Cost of production comprises all expenses that can be directly allocated to the production process as well as reasonable amounts of production-related overheads. These include production-related depreciation, pro rata administrative expenses and pro rata social expenses.

5.10.3. Financing costs of inventories

Financing costs are not recognized as part of the cost of purchase or production for inventories.

5.11. Receivables and other assets

Receivables and other assets, except for derivative financial instruments, are loans and accounts receivable, which are recognized at amortized cost. Interest-free or low-interest receivables due in more than one year are discounted. Allowances are established all for estimated bad debts.

5.12. Derivative financial instruments

The Company uses derivative financial instruments to reduce currency and interest rate risks.

According to IAS 39, all derivative financial instruments, such as interest rate swaps, currency swaps, combined interest rate and currency swaps and foreign exchange forward contracts are recognized at market value, irrespective of the purpose or intention for which they were acquired. Unrealized changes in market value of the derivative financial instruments are recognized in other comprehensive income or in the income statement account depending on whether the derivative financial instrument is treated as a hedge and for hedges depending on whether the hedge is a "cash flow" hedge or a "fair value" hedge.

Hedge accounting

The of hedge accounts for its **foreign exchange forward contracts** as cash flow hedges. Changes in the market value of foreign exchange forward contracts which are used for compensating for future cash flow risks from existing underlying transactions or planned transactions are are initially recognized in the other comprehensive income equity without any impact on profits. As a result, profit (loss) is recorded to the income statement at the same time at which the hedged underlying transaction has an impact on profits.

For **swap transactions**, the requirements of hedge accounting are not met. Changes in fair values are recognized in the income statement under financial result with an impact on profits.

Financing of the company has been provided in the currencies "Euro" and "US Dollar" and is provided primarily in the form of loans and bank borrowings (senior facility agreements). Short-term liquidity surpluses are invested on the money market securities.

The company is exposed to interest rate and currency risks due its financing activity US Dollar revenues being greater than US Dollar costs. Accordingly, financial instruments are used to manage these risks (cross currency interest rate swaps and interest rate swaps).

The following financial instruments were used during the financial year:

1. Forward foreign exchange transactions:

The purpose of forward foreign exchange transactions is to hedge US Dollar revenue surpluses arising from operations.

At the end of the year, there were currency forward foreign exchange transactions of T-Euro 260,054, which have expiration dates through 2006, with a fair value of T-Euro 280,432.

The book value of the material financial instruments totalled T-Euro 20,378 as of December 31, 2004. In addition, losses realized from foreign exchange forward contracts outstanding at the beginning of the year amounting to T-Euro 387 were recorded in the income statement.

As of December 31, 2004, after deduction of deferred taxes, the change in fair value of the cash flow hedges transactions (T-Euro 12,145; prior year: T-Euro 0) were recorded in other comprehensive income.

In addition, forward foreign exchange transactions realized at a value of T-Euro 91,529 as part of the acquisition are also included in receivables and other assets.

2. Swaps:

2.2.1. Cross currency interest rate swaps:

The purpose is to provide protect against exchange rate (natural hedge) and interest rate fluctuations, using US Dollar income surpluses.

Variable Euro interest obligations have been swapped for fixed US Dollar interest obligations, and fixed Euro interest obligations have been swapped for fixed US Dollar interest obligations.

2.2.2. Interest rate swaps:

The purpose is to protect against interest rate fluctuations. Variable US Dollar interest obligations have been swapped for fixed US Dollar interest obligations.

The positive market values of all swap transactions amounted to T-Euro 5,211 and have been recorded in the income statement.

5.13. Cash and cash equivalents

Cash and cash equivalents comprise foreign currency holdings of T-Euro 21,305 and are valued using the exchange rate applicable at the reference date.

5.14. Deferred taxes (assets and liabilities)

Deferred tax assets and deferred tax liabilities are recognized for all temporary differences between the values reported in the tax balance sheets and the consolidated balance sheet ("balance sheet liability method"). The deferred tax assets and deferred tax liabilities were calculated using the tax rate applicable at the point at which the temporary differences are expected to reverse. Deferred tax assets and deferred tax liabilities are offset if the tax creditor and tax debtor is the same person and if maturities are congruent.

5.15. Pension provisions

Pension provisions are established based on the projected unit credit method in accordance with IAS 19 (Employee Benefits). This method recognizes not only the pensions and acquired entitlements known on the balance sheet reference date but also estimated increases in pensions and salaries expected in future, with a conservative assessment of the relevant parameters. The calculation is based on actuarial reports. Actuarial profits and losses are only offset against the pension expense if they fall outside a range of 10% (target range) of the estimated obligation. In this case, they are spread over the future average remaining service time of the workforce. The expenses attributable to cumulative interest for pension obligations are recognized with financial result in the income statement. All other expenses attributable to pension obligations are included with the costs of the affected function areas.

5.16. Other provisions

Other provisions are recorded if an obligation exists to third parties, it is probable that the provision will be utilized and, if probable, if the provision can be reliably estimated. For measuring the value of provisions with for example warranties and missing costs—consideration is given to all cost components including those in inventories. Long-term provisions (due in more than one year) are discounted. Provisions for part-time work for elderly people and jubilees are evaluated in accordance with statistical appraisals under IAS 19.

5.17. Financial obligations

Financial obligations are initially recognized at cost of purchase equivalent to the fair value of the service rendered in return. Long-term liabilities due in more than one year are recognized with their present value. Liabilities, except for derivative financial instruments, are carried at fair value.

5.18. Other comments

The claims of shareholder's to dividend payments are recorded as a liability in the period in which the corresponding resolution is declared.

5.19. Assumptions and estimates

The process of preparing consolidated financial statements in accordance with the requirements of IFRS involves making assumptions and estimates which have an impact on the extent and disclosure of the reported assets and liabilities, income and expenditure as well as contingent liabilities.

The **assumptions and estimates primarily** refer to the determination of estimated useful lives, the statement and valuation of provisions and the extent to which future tax relief will be realized. The actual amounts may differ from the assumptions and estimates. Changes are reflected in the income statement at the point at which appropriate knowledge is gained.

The Company assesses the value of its goodwill at least once a year (see "Accounting principles and policies"). For this purpose, the goodwill is allocated to cash-generating units. The recoverable amount of the cash generating units is established on the basis of the value in use.

5.20. Sensitivity analysis

The group makes estimates and assumptions relating to the future. Those estimates may not correspond precisely to subsequent circumstances. The estimates and assumptions involving a significant risk in the form of a major adjustment to the book values of assets and liabilities during the next financial year are discussed in the following.

5.20.1. Estimated impairment of goodwill

In line with the its accounting policies, the Company assesses every year whether an impairment of goodwill is required. The recoverable amount of each cash generating unit is derived based on calculations of value in use, which requires certain assumptions.

If the actual gross profit on December 31, 2005 is 10% lower than management's estimate of gross profit on December 31, 2004, this would not indicate an impairment of goodwill or any other assets.

Assuming a 10% increase in the discount rate before taxes which was applied for calculating the enterprise value using the discounted cash flow method (DCF), the company's goodwill and property, plant and equipment would still not be impaired.

5.20.2. Income taxes

The group is obliged to pay income taxes in various countries. It is therefore necessary to make certain significant assumptions in order to calculate the world-wide tax provision.

The group bases the extent of provisions for expected tax audits on estimates with regard to whether, and if so to what extent, additional taxes will be payable. If the definitive taxation in relation to these business transactions differs from the initially assumed taxation, this will have an impact on the actual and deferred taxes in the period in which the taxation is definitively established.

II. NOTES TO THE CONSOLIDATED INCOME STATEMENT

6. Cost of sales

Composition

in T-Euro	2004	2003
Costs of materials	(1,122,285)	
Personnel cost	(400,665)	
Depreciation and amortization	(131,508)	
Other cost of sales	(30,852)	
	(1,685,310)	0

The research and development costs amount to T-Euro 155,849, which were reduced by the capitalization of the provision for development costs by T-Euro 98,184. The costs of sales includes research and development costs in the amount of T-Euro 57,665.

7. Selling costs

Composition

in T-Euro	2004	2003
Cost of materials	(7,615)	
Personnel cost	(45,751)	
Depreciation	(372)	
Other selling cost	(14,258)	
	(67,996)	0

Other selling costs comprise mainly expenses for marketing, advertising and sales personnel as well as write-downs in relation to trade accounts receivable.

8. Administrative costs

Composition

in T-Euro	2004	2003
Cost of materials	(4,402)	
Personnel cost	(29,845)	
Depreciation	(1,196)	
Other administrative cost	(52,208)	(36)
	(87,651)	(36)

The other administrative costs include administrative expenses which are not allocated to production or to sales, including debt issuance costs associated with the acquisition of T-Euro 41,844.

9. Other operating income and expenses

Composition

in T-Euro	2004	2003
Income		
Income from the disposal of fixed assets	1,975	
Insurance claims	1,071	
Cost charged on to other companies	134	
Other operating income	4,181	
	7,361	0
Expenses		
Losses from the disposal of fixed assets	(245)	
Insurance claims	(2,135)	
Other operating expenses	(963)	(13)
	(3,343)	(13)
	4,018	(13)

10. Financial result

Composition

in T-Euro	2004	2003
Income from non-consolidated subsidiaries	191	
Income from associated companies	152	
Net interest income	(73,122)	(262)
Losses from the disposal of shares in affiliated companies	0	(10)
	(72,779)	(272)

Net interest income

Income		
Interest and similar income	23,253	1
Exchange rate gains from financing transactions	14,236	
Exchange rate gains from valuations of currency holdings	9,329	
Interest swap transactions	5,211	
Other financial income	2,468	
	54,497	1
Expenses		
Interests and similar expenses	(84,976)	(263)
Interest expenses attributable to pension provisions	(17,765)	
Exchange rate losses due to valuation of currency holdings	(16,063)	
Interest expenses for development provisions	(4,800)	
Interest expenses due to finance leasing contracts	(2,613)	
Exchange rate losses due to financing transactions	(1,402)	
	(127,619)	(263)
	(73,122)	(262)

11. Income taxes

Income taxes comprise the following

in T-Euro	2004	2003
Result before income tax	6,452	(321)
Current tax expense	(8,760)	
Deferred tax expense	2,484	
	(6,276)	0

An analysis of deferred tax assets and liabilities based on balance sheet items as of December 31, is shown below:

Allocation of deferred taxes

in T-Euro	Deferred tax assets	Deferred tax liabilities
Intangible assets	0	220,053
Property, plant and equipment	117	152,701
Financial assets	810	0
Inventories	7,906	32,744
Receivables and other assets	1,342	11,817
Market values of derivatives	0	45,210
Provisions	89,037	13,317
Liabilities	21,501	13,733
Losses carried forward	3,511	0
Offsetting of assets against liabilities	(121,878)	(121,878)
	2,346	367,697

Balances are stated for tax claims and obligations with regard to the same fiscal authorities.

Calculation of the effective tax rate

in T-Euro	2004	2003
Result before Income tax	6,452	(321)
Income tax rate (incl. trade tax)	40.4%	
Expected tax expense	2,607	0
Change due as a result of non deductible depreciation	(5,617)	
Tax reductions as a result of non-taxable expenses (in particular interest expenses)	7,792	
Variances due to different tax rates		
—Equity	740	
—Profit transfers	(78)	
Write-downs of deferred tax assets of	914	
—MTU Maintenance Canada Ltd., Canada		
—MTU Aero Engines North America Inc., USA		
Tax expense for prior periods	(155)	
Other variances	73	
	6,276	0

In the financial year 2004, the corporate tax rate was 25% plus the solidarity surcharge of 5.5% on the corporate tax charge. This results in a corporate tax rate of 26.4%. Trade tax is 14% after corporate tax is taken into consideration, which means that the total tax rate is 40.4%.

12. Additional information relating the income statement

12.1 Personnel costs

in T-Euro	2004	2003
Wages and salaries	398,220	
Social security, retirement and other benefit cost	101,134	
—thereof for pensions: T-Euro 28,200 (previous year: T-Euro 0)		
	499,354	0

The employer's part of social security contribution is T-Euro 72,934 which is included as an expense.

The average number of employees during the financial year by group is as follows:

12.2 Employees

	2004	2003
Industrial/commercial staff	3,165	
Administrative staff	3,912	
Employees on temporary contracts	180	
	7,257	0
Trainees	286	
Students on work experience projects	139	
	7,682	0

12.3 Cost of materials

in T-Euro	2004	2003
Cost of raw materials and supplies	504,392	
Cost of purchased services	613,976	
	1,118,368	0

III. NOTES TO THE CONSOLIDATED BALANCE SHEET

13. Movements in consolidated fixed assets (1)

				Cost			
in T-Euro	Jan 1, 2004	Purchase accounting	Exchange rate diff.	Additions	Transfers	Disposals	Dec 31, 2004
Programme assets		377,492					377,492
Programme—independent technologies		124,743					124,743
Customer relations		56,548					56,548
Rights and licenses		43,009	(779)	10,914	1,414	(21)	54,537
Goodwill	10	382,947	(325)			(23)	382,609
Intangible assets	10	984,739	(1,104)	10,914	1,414	(44)	995,929
Land, leasehold rights and buildings including buildings on non-owned land		305,559	(11)	1,241	5,378	(625)	311,542
Technical equipment, plant and machinery		205,349	(224)	15,910	11,097	(1,175)	230,957
Other equipment, operational and office equipment		96,664	(112)	22,055	3,749	(707)	121,649
Advance payments and construction in progress		23,043	(20)	15,829	(21,638)		17,214
Property, plant and equipment	0	630,615	(367)	55,035	(1,414)	(2,507)	681,362
Shares in subsidiaries	274,653	502				(274,543)	612
Shares in associated companies		378					378
Investments in joint ventures		45,891		1,038		(2,858)	44,071
Other shares		157					157
Loans to equity participations							
—Joint ventures		212		45		(212)	45
—Other shares		3,769				(2,489)	1,280
Other loans		205		21		(130)	96
Financial assets	274,653	51,114	0	1,104	0	(280,232)	46,639
Fixed assets	274,663	1,666,468	(1,471)	67,053	0	(282,783)	1,723,930

13. Movements in consolidated fixed assets (2)

in T-Euro	Jan 1, 2004	Exchange rate diff.	Depreciation Additions	Transfers	Write-ups	Disposals	Dec 31, 2004	Net book values Dec 31, 2004	Dec 31, 2003
Programme assets			628				628	376,864	
Programme—independent technologies			12,474				12,474	112,269	
Customer relations			4,780				4,780	51,768	
Rights and licenses		(71)	9,543			(21)	9,451	45,086	
Goodwill								382,609	10
Intangible assets	0	(71)	27,425	0	0	(21)	27,333	968,596	10
Land, leasehold rights and buildings including buildings on non-owned land		(3)	9,333	2		(12)	9,320	302,222	
Technical equipment, plant and machinery		39	58,585	25		(668)	57,981	172,976	
Other equipment, operational and office equipment		(27)	37,733	(27)		(219)	37,460	84,189	
Advance payments and construction in progress								17,214	
Property, plant and equipment	0	9	105,651	0	0	(899	104,761	576,601	0
Shares in subsidiaries								612	274,653
Shares in associated companies								378	
Investments in joint ventures								44,071	
Other shares								157	
Loans to equity participations									
—Joint ventures								45	
—Other shares								1,280	
Other loans								96	
Financial assets	0	0	0	0	0	0	0	46,639	274,653
Fixed assets	0	(62)	133,076	0	0	(920)	132,094	1,591,836	274,663

14. Intangible assets

Intangible assets comprise mainly the program assets and program-independent technologies capitalized as a result of the acquisition, software and goodwill.

Goodwill represents the amount by which the purchase price exceeded the fair value of net assets of the acquired company at the time of the acquisition. The goodwill allocated to cash-generating units for the purpose of the impairment test. Each of these cash-generating units represents the company's investment in the corresponding area of business in accordance with the primary reporting segment.

An impairment test has been carried out for the year under audit on the basis of the cash-generating units. There were no indications of any impairment.

The increase in intangible assets primarily represents the purchase of software packages PLM[2] (T-Euro 6,460), Oracle SAP data bases (T-Euro 623), Unigraphics NX (T-Euro 797) and Local Network (T-Euro 650).

All movements in the item "intangible assets" are stated in the list of assets (page F-43 and F-44, note 13).

15. Property, plant and equipment

Major additions in 2004 were: four CNC 5A milling machines (T-Euro 2,354) an inertia welding machine (T-Euro 1,655) a CNC vertical turning machine (T-Euro 832), a CNC rotary grinding machine (T-Euro 620), three laser drilling-cutting machines (T-Euro 1,986), special consumables for GP7000 (T-Euro 3,156) and TP 400 (T-Euro 2,811) and a measurement recording machine (T-Euro 800) and data processing hardware (T-Euro 4,313).

Land and buildings leased from Silkan, Munich (an enterprise of the LHI leasing company), have been capitalized because a bargain purchase option has been granted to the company at the end of the leasing period. In addition, the company's fixed assets also comprise seven leased engine plants. For these assets, the company is required to make an additional payment at the end of the leasing period, if the disposal proceeds of the leasing assets falls below the book value. The liabilities of all leasing assets are recognized at their present value and cumulative interest is applied every year.

Details of the minimum lease payments are as follows:

in T-Euro	2004
Total future minimum lease payments	
due within one year	3,344
due between one and five years	26,576
due later than five years	41,212
	71,132
Interest portion of future minimum lease payments	
due within one year	1,456
due between one and five years	5,375
due later than five years	12,376
	19,207
Present value of future minimum lease payments	
due within one year	1,888
due between one and five years	21,202
due later than five years	28,835
	51,925

The tangible assets contained leased out-engine-modules for OEM business customers.

A further breakdown of the property, plant and equipment summarised in the balance sheet as well as related movements in the year under review are included in the list of assets on pages F-43 and F-44 (footnote 13).

16. Financial assets

The breakdown of the financial assets summarised in the balance sheet and the related movements in the year under review are set out in the list of assets on pages F-43 to F-44 (footnote 13) and comprise primarily shares in non-consolidated subsidiaries, non-consolidated equity participations in associated companies and investments in in joint ventures. Non-consolidated subsidiaries have immaterial impact significance for the company.

The joint ventures stated accounted for under the equity method at equity are set out in the list on page F-31. For accounting treatment, please refer to page F-35, item 5.8.3.

A summary of the group's share of income and expense and assets and liabilities of its joint ventures and associated companies is set as at below:

in T-Euro	Joint ventures 2004(*)	Associated companies 2004(**)
1. Disclosures to the income statement		
Income	56,551	940,233
Expenses	(65,585)	(939,780)
	(9,034)	453
2. Disclosures relating to the balance sheet		
Non-current assets	63,712	2,514
Current assets	134,547	154,745
	198,259	157,259
Equity	46,622	1,834
Non-current debt	70,564	5,065
Current debt	81,073	150,360
	151,637	155,425

(*) *Disclosed data MTU Maintenance Zhuhai Co. Ltd., China and for Pratt & Whitney Canada Customer Support Centre Europe GmbH, Ludwigsfelde, are financial year 2004 data. The other joint-venture data are financial year 2003 data, as actuals 2004 are not yet available.*

(**) *Data for financial year 2003, as actuals 2004 are not yet available.*

17. Inventories

Composition

in T-Euro	Dec 31, 2004	Dec 31, 2003
Raw materials and supplies	196,259	
Work in progress	249,798	
Advance payments	2,048	
	448,105	0

Inventories are recognized at the lower of cost or net realizable value. The costs of production of unfinished products comprise the costs of raw materials and supplies, direct personnel expenses, other direct costs and overheads which can be allocated to production (based on normal operating capacity). Costs of purchase or

production do not include any costs of debt capital. Discounts, bonuses and concessions have been deducted from the costs of purchase.

Advanced payments received are recognized under liabilities.

18. Receivables and other assets

Receivables

in T-Euro	Dec 31, 2004 Current Due in less than one year	Dec 31, 2004 Non-current Due in more than one year	Total	Dec 31, 2003 Current Due in less than one year	Dec 31, 2003 Non-current Due in more than one year	Total
Trade receivables	304,860		304,860			
Accounts receivable attributable to production and maintenance orders	89,733		89,733			
Accounts due from other group companies:						
—Associated companies	46,068		46,068			
—Joint ventures	9,763		9,763			
	450,424	0	450,424	0	0	0

More details to accounts receivables from other group companies are disclosed in the chapter "Relations with closely related companies and persons". The receivables are netted with the liabilities of the respective company.

Other assets

in T-Euro	Dec 31, 2004 Current Due in less than one year	Dec 31, 2004 Non-current Due in more than one year	Total	Dec 31, 2003 Current Due in less then one year	Dec 31, 2003 Non-current Due in more than one year	Total
Tax refund claims						
—Income taxes	41,281		41,281			
—Other taxes	11,876		11,876	2		2
Accounts due from employees	1,116		1,116			
Accounts from suppliers	13,588		13,588			
Market values of derivatives						
Currency futures	77,166	34,741	111,907			
Interest rate swaps		5,211	5,211			
Other assets	2,892	447	3,339			
	147,919	40,399	188,318	2	0	2

19. Cash and cash equivalents

Cash and cash equivalents of T-Euro 28,454 (previous year: T-Euro 76) comprise cash in hand, bank deposits as well as current securities due in less than three months.

20. Deferred taxes

With regard to the breakdown of deferred tax assets and liabilities, please refer to page F-41, item 11.

21. Prepayments

The prepayments of T-Euro 9,619 (previous year: T-Euro 0) consist primarily of advance payments for insurance premiums and rents.

22. Equity

Movements in the Equity of MTU Aero Engines Erste Holding GmbH are set out on page F-22.

Other comprehensive income

Other comprehensive income represents the currency translation of financial statements of foreign subsidiaries and the change in the valuation of financial instruments.

23. Pension provisions (Current and non-current)

Pension provisions are established for obligations arising from vested interests and current benefits paid to authorised active and former employees and their surviving dependants. Depending on the legal, financial and tax circumstances of the particular country, there are various systems of retirement pension plans which, in general, are based on the length of service and remuneration of the employees.

A distinction is made between defined contribution plans and defined benefit plans. In the case of defined contribution plans, the company has no further obligations.

In the case of defined benefit plans, the company has an obligation to fulfil the commitments made to active and former employees (defined benefit plans). These benefits are principally reserved for as provisions in the consolidated financial statements. In Germany, most of the benefit commitments are applicable for MTU Aero Engines GmbH, Munich, MTU Maintenance Hannover GmbH, Langenhagen, as well as MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde. These commitments are reserved for by way of allocations to provisions. There are also benefits financed by employees (retirement and benefit capital as well as pension capital accumulation account).

The estimated pension obligation (defined benefit obligation) has been calculated using actuarial methods based on a number of assumptions.

IAS 19 is used for valuation purposes. Apart from life expectancy assumptions, the following assumptions were made:

in %	Dec 31, 2004
Discount rate	5.25
Salary level trend	2.50
Pension level trend	1.75

Future salary trends growth includes expected future salary increases, which are estimated every year on the basis of various factors, including inflation and length of service with the company.

The actuarial losses, which resulted in an increase in the defined benefit obligations, are based on the changes in discount rates underlying the actuarial calculation. As a result of the sharply lower return of capital investments, the pension and personnel obligations as of January 1, 2005 are calculated on the basis of 4.75%.

Movements in pension provisions in the balance sheet are stated as follows:

in T-Euro	Dec 31, 2004
Balance as of January 1, 2004	342,972
Service costs	9,879
Interest expenses	17,765
Allocation	27,644
Balance before payment	370,616
Payment of employer for pensions and other benefits after termination of the employment contract	(11,697)
Balance as of December 31, 2004	358,919
thereof due in less than one year (current)	14,240
thereof due in more than one year (non-current)	344,679
	358,919
Transition of the balance sheet item	
Defined benefit obligation	385,989
Off-balance sheet actuarial losses	(27,070)
	358,919

Actuarial profits and losses which do not exceed 10% of the present value of the obligations are not recognized. The portion of the actuarial profits and losses which exceeds 10% of the present value of the obligations is amortized over the average remaining service time of the employees starting in the following year.

24. **Other provisions** (current and non-current)

in T-Euro	Dec 31, 2004 Current Due in less than one year	Dec 31, 2004 Non-current Due in more than one year	Total	Dec 31, 2003 Current Due in less than one year	Dec 31, 2003 Non-current Due in more than one year	Total
Tax obligations	9,725	0	9,725			
Personnel and social obligations	48,694	15,468	64,162			
Obligations due to potential losses and warranties	10,833	20,306	31,139			
Other obligations	86,980	20,900	107,880	34		34
	156,232	56,674	212,906	34	0	34

Movements in **current provisions** (due in less than one year) are as follows:

Current provisions

in T-Euro	Balance Jan 1, 2004	Utilization	Reversal	Allocation	Balance Dec 31, 2004
Tax obligations	1,143	(226)	(37)	8,845	**9,725**
Personnel and social obligations	26,939	(3,869)	(169)	25,793	**48,694**
Obligations due to potential losses and warranties	10,069	(1,870)	(2)	2,636	**10,833**
Other obligations	138,370	(67,496)	(157)	16,263	**86,980**
	176,521	(73,461)	(365)	53,537	**156,232**

The personnel and social obligations include provisions for pre-retirement part-time work of T-Euro 5,022 (previous year: T-Euro 0) and exceptional payments of T-Euro 28,674 (previous year: T-Euro 0). If it is sufficiently probable that the provisions will cover the actual requirements, the assessment of provisions is based on past experience. There are no claims for refunds. Management considers that the provisions are sufficient to cover the actual obligations based on historical experience. There are no claims for refunds.

Non-current provisions

Movements in **non-current provisions** (due in more than one year) are as follows:

in T-Euro	Balance Jan 1, 2004	Consumption	Write-back	Allocation	Balance Dec 31, 2004
Personnel and social obligations	17,939	(2,802)	0	331	**15,468**
Obligations due to potential losses	17,205	0	0	3,101	**20,306**
Other obligations	52,750	(31,850)	0	0	**20,900**
	87,894	(34,652)	0	3,432	**56,674**

The provisions for other obligations relate to development costs for the programs GP7000 and PW6000 for the year 2006.

Management considers that the provisions are sufficient to cover the actual obligations based on historical experience. There are no claims for refunds.

25. Financial liabilities (Current and Non-current)

All interest-bearing obligations of MTU Aero Engines Erste Holding GmbH existing at the relevant balance sheet date are recognized under financial liabilities.

in T-Euro	Current Due in less than one year	Non-current Due in more than one year and less than five years	Due in more than five years	Total Dec 31, 2004
Bonds				
High Yield Bond			275,000	275,000
Interest liability High Yield Bond	5,672			5,672
Liabilities due to banks				
Senior Facility Agreement	174,178			174,178
Accounts due to related companies	63,589	98,824		162,413
Other financial liabilities				
Vendor Loan			185,500	185,500
Finance leasing liabilities	1,888	21,202	28,835	51,925
Other		8,163	3,716	11,879
	245,327	128,189	493,051	866,567

In addition to the financial liabilities, an additional overdraft facility of T-Euro 200,000 is granted to the company. It has been used to the extent of T-Euro 13,200 by way of bank guarantees issued to third parties for liabilities of the company as well as USD sales transactions.

in T-Euro	Current Due in less than one year	Non-current Due in more than one year and less than five years	Due in more than five years	Total Dec 31, 2004
Liabilities due to banks	262			262
Liabilities due to related companies		73,000		73,000
	262	73,000	0	73,262

26. Other liabilities (current and non-current)

in T-Euro	Current Due in less than one year	Due in more than one year and less than five years	Non-current Due in more than five years	Total Dec 31, 2004
Advance payments from customer	267,869	42,908		310,777
Accounts due to related companies (not consolidated)	5,651			5,651
Accounts due to associated companies, joint ventures, and other investments	56,642			56,642
Taxes payable	14,999			14,999
Social security	10,825			10,825
Employees	44,704	7,697		52,401
Other liabilities	9,991	5,445	2,194	17,630
	410,681	56,050	2,194	468,925

Employee liabilities relate to vacation, flexi-time credits as well as obligations arising from pre-retirement part-time work.

in T-Euro	Current Due in less than one year	Due in more than one year and less than five years	Non-current Due in more than five years	Total Dec 31, 2004
Accounts due to related companies (not consolidated)	226			226
Other liabilities	15			15
	241	0	0	241

IV. OTHER DISCLOSURES

27. Contingent liabilities and other financial obligations

27.1. Contingent liabilities

The company has contingent liabilities of T-Euro 138,446 (previous year: T-Euro 0). The gross figure represents the total amount of liability, whereas the net amount is reduced by the provisions set aside to cover the liability.

in T-Euro	Provision	Dec 31, 2004 Gross	Net
I. Liability due to risk and revenue contract conditions			
GE	319	31,862	31,543
IAE	1,670	34,249	32,579
PWA	162	16,239	16,077
	2,151	82,350	80,199
II. Guarantees issued for non-consolidated subsidiaries	342	58,589	58,247
	2,493	140,939	138,446

27.2. Other financial obligations

27.2.1. Obligations arising from operating lease arrangements

Apart from liabilities, provisions and contingent liabilities, the company has additional other financial obligations, as a result of rental and lease contracts for buildings, machines, tools, office and other equipment. The contracts have terms of one to 19 years and in certain cases contain extension and purchase options as well as price adjustment clauses. Within the framework of rental and lease agreements, payments of T-Euro 6,278 (previous year: T-Euro 0) were expensed.

The sum of future minimum lease payments attributable to lease agreements which cannot be terminated and the operating lease arrangements are as follows (based on maturities):

in T-Euro	Dec 31, 2004
Nominal total of future minimum leasing and rental payments from operating leasing arrangements	
Due in less than one year	8,302
Due in more than one and less than five years	19,656
Due in more than five years	6,258
	34,216

27.2.2. Pledged securities

The acquisition was financed through loans (Senior Facilities Agreement). Therefore all accounts of the company were pledged as Security. As the remaining SFA-liabilities have been repaid in full, this pledge was released at the end of March 2005.

For lease obligations the company has pledged securities amounting to T-Euro 2,450 to Nord/LB Norddeutsche Landesbank, Hannover.

27.2.3. Transfer by way of security/mortgage

As part of the acquisition and in connection with the financing substantially all the group's assets are secured and all receivables were assigned.The real estate of the group serves as security to the associated mortgages. Approval for the extinguishing of the security of the property was granted in March 2005 so that the deletion is to be filed with the Land Registery.

27.2.4. Order obligations

The other financial obligations resulting from the order obligation for investments and for maintenance contracts and general operating expenses are within a normal level.

27.3. Default risk

Irrespective of existing security, the amount stated for financial assets specifies the maximum default risk for the case in which a customer, risk-and revenue partner, syndicate, etc. are not able to meet their contractual payment obligations. For all service arrangements underlying the **original financial instruments**, securities are required, credit rating information are obtained or historical data from the existing business relationship, and in particular payment patterns, are used to avoid payment defaults in order to minimize the default risk depending on the nature and type of the particular service provided.

If default risks are evident for the individual financial assets, these risks are recorded by way of impairments. In the case of **derivative financial instruments**, the group is also exposed to a credit risk which arises as a result of contract partners not fulfilling contractual agreements. This credit risk is diminished by ensuring that business is conducted only with partners with a first-class rating. For this reason, the general credit risk resulting from the derivative financial instruments used is not considered to be significant. There are no indications of any concentration of default risks arising from business relations, individual debtors or groups of debtors.

28. Notes to the consolidated cash flow statements

The statements detail how the liquid assets of the company have changed during the year under review. According to IAS 7 (Cash flow Statements), a distinction is made between cash flows from current operations, cash flows from investing and cash flows from financing activities. The consolidated cash flow statement of the company is set out on page F-23.

The cash and cash equivalents in the cash flow statement comprise all liquid assets stated in the balance sheet, i.e. cash-in-hand, cheques, balances held at banks and securities (SILKAN), if they are available within three months.

The cash flows from **investing and financing activities** are established on the basis of payment (i.e. **directly**).

Cash flow from **operating activities** is inferred indirectly on the basis of the consolidated net profit. As part of the **indirect** calculation process, the changes to balance sheet items taken into consideration in connection with the current business activities are adjusted by currency translation effects and changes in the group of consolidated companies. Accordingly, the changes in the corresponding balance sheet items cannot be reconciled with the corresponding figures of the published consolidated balance sheet.

29. Relations with closely related companies and persons

29.1. Related companies

Special information is required to be provided with regard to relations and transactions with related companies and persons. In accordance with IAS 24 (related-party disclosures), persons or companies which are able to influence the company, as well as persons or companies which can be influenced, have to be specified if they have not already been included as a consolidated company in the consolidated financial statements. A situation of control is deemed to exist if one shareholder holds more than half of the voting rights in a company or, as a result of the stipulations in the articles of association or as a result of a contractual agreement, is able to control the financial and business policy of management.

In addition, the disclosure requirement specified in IAS 24 also extends to transactions with associated companies and transactions with persons who exert a significant influence on the financial and business policy of the company, including close family members or intermediate companies. A significant influence on the financial and business policy is based on a shareholding of 20% or more, a seat on the managing board or supervisory board at a group company or another key position in management.

Major shareholdings of MTU Aero Engines Erste Holding GmbH

Name and registered offices of the company	Capital stake %	Equity in T-Euro	Result in T-Euro
I. SHARES IN SUBSIDIARIES			
1 MTU Aero Engines Zweite Holding GmbH, Munich	100.00	301,446	27,922
2 MTU Aero Engines Dritte Holding GmbH, Munich	100.00	435,677	0(2)
3 MTU Aero Engines Investment GmbH, Munich	100.00	610,677	16
4 MTU Aero Engines GmbH, Munich	100.00	611,247	(11,266)
5 MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	100.00	104,180	(1,235)(2)
6 MTU Maintenance Hannover GmbH, Langenhagen	100.00	129,649	(8,780)(2)
7 ATENA Engineering GmbH, Munich	100.00	4,896	606
8 MTU Aero Engines North America Inc., Rocky Hill, USA	100.00	2,425(3)	(2,951)(4)
9 MTU Maintenance Canada Ltd., Richmond, Canada	100.00	(561)(3)	867(4)
10 RSZ Beteiligungs- und Verwaltungs GmbH, Munich	100.00	13,426	(1)
11 ATENA ENGINEERING INC., Hartford, USA	100.00	41(3)	(45)(4)
12 MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich	100.00	26	0(2/7)
13 MTU München Unterstützungskasse GmbH, Munich	100.00	5,641	(751)(2/7)
14 Vericor Power Systems L.L.C., Atlanta, USA	100.00	11,988(3)	(10)(4)
15 ATENA INDIA PRIVATE LIMITED, Bangalore, India	100.00	104(3)	13(4)
16 Pratt & Whitney Canada CSC (Africa) (PTY) Ltd., Lanseria, South Africa	50.00	1,236(3)	179(4)
17 MTU Maintenance do Brasil Ltda., Sao Paulo, Brazil	99.99	80(1/3)	42(1/4)

Name and registered offices of the company	Capital stake %	Equity in T-Euro	Result in T-Euro
II. SHARES IN ASSOCIATED COMPANIES			
18 Turbo Union Ltd., Bristol, Great Britain	39.99	160(1/3/7)	8(1/4/7)
19 EUROJET Turbo GmbH, Hallbergmoos	33.33	1,430(1/7)	303(1/7)
20 EPI Europrop International GmbH, Munich	28.00	160(1/7)	97(1/7)
21 MTU Turbomeca Rolls-Royce GmbH, Hallbergmoos	33.33	83(1/7)	45(1/7)
22 APA Aero Propulsion Alliance GmbH i.L., Munich	24.80	86(5/7)	36(5/7)
III. EQUITY PARTICIPATIONS IN JOINT VENTURES			
23 Pratt & Whitney Canada Customer Support Centre Europe GmbH, Ludwigsfelde	50.00	12,627	2,056
24 Airfoil Services Sdn. Bhd., Shah Alam, Malaysia	50.00	1,936(1/3)	(126)(1/4)
25 MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China	50.00	28,114(3)	(5,716)(4)
26 Ceramic Coating Center S.A.S., Paris, France	50.00	289(1)	(133)(1)
27 EUROAER GmbH, Hamburg	33.33	30	0(6)

(1) *Previous year's values, because present values yet not available.*

(2) *Profit transfer arising under German GAAP (HGB) from Profit and Loss Pooling.*

(3) *Conversion to year end exchange rate.*

(4) *Conversion to exchange rate per end of the month.*

(5) *Values of the year 2002; because present values yet not available.*

(6) *Founded end of the year 2004.*

(7) *German GAAP (HGB) values, because no IFRS-Financial Statements available.*

The group companies are controlled by Blade Lux Holding Two S.a.r.l., situated in Luxembourg, which has a 100% participation in the group. Top level company of the group is Blade Lux Holding One S.a.r.l., Luxembourg.

The following amounts due from (due to) companies with subsidiaries, associated companies and joint ventures are all part of the ordinary business.

Accounts due from related companies

in T-Euro	Dec 31, 2004	Dec 31, 2003
Non-current accounts receivable		
Loans extended:		
Ceramic Coating Center S.A.S., Paris, France	30	
EUROAER GMBH, Hamburg	15	
	45	0
Current accounts receivable		
Eurojet Turbo GmbH, Munich(*)	19,245	
MTU Turbomeca Rolls-Royce GmbH, Hallbergmoos(*)	9,293	
Pratt & Whitney Canada Customer Support Centre Europe GmbH, Ludwigsfelde	4,922	
Turbo Union Ltd., Bristol, Great Britain(*)	16,881	
Airfoil Services Sdn. Bhd., Shah Alam, Malaysia	350	
MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China	4,491	
EPI Europrop International GmbH, Munich(*)	649	
	55,831	
	55,876	0

(*) *Cooperation companies.*

The goods and products sold and purchased between related parties are on terms generally similar to those prevailing with unrelated companies. Related party transactions and the corresponding receivables mainly arise from transactions with joint sale companies from military engine programs, ordered by national governments.

The significant receivables due from (and on-going operations with) cooperation companies relate to military engine programs arising from government contracts.

The Pratt & Whitney Canada Customer Support Centre Europe GmbH, Ludwigsfelde, performs technical- and maintenance performance for aircraft engines which are assigned on usual market conditions.

Accounts due to related companies

in T-Euro	Dec 31, 2004	Dec 31, 2003
Non-current debt		
Blade Lux Holding Two S.a.r.l.	69,640	72,000
Forex Ltd., Great Britain	29,184	1,000
	98,824	73,000
Current debt		
Forex Ltd., Great Britain	63,342	
MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich	38	
KKR European Fund L.P.	157	157
KKR Millenium Fund L.P.	52	52
IAE International Aero Engines AG, Zürich, Switzerland	56,629	
Gesellschaft zur Entsorgung von Sondermüll in Bayern GmbH, Munich	13	
MTU München Unterstützungskasse GmbH, Munich	5,641	
MTU Maintenance do Brasil Ltda., Sao Paulo, Brazil	5	
ATENA ENGINEERING INC., Hartford, USA	5	
MTU Aero Engines Erste Verwaltungs GmbH, Munich		5
MTU Aero Engines Zweite Verwaltungs GmbH, Munich		6
MTU Aero Engines Verwaltungs GmbH, Munich		6
	125,882	226
	224,706	73,226

The engine program V 2500 is handled by IAE International Aero Engines AG, Switzerland as co-operation partner.

Prior to the acquisition of MTU-M, DaimlerChrysler and MTU-M entered into hedging contracts. DaimlerChrysler's obligations resulting from these contracts until the December 31, 2003 were transferred to Forex Ltd., Great Britain.

29.2. Related persons

No group company has conducted any business which is subject to disclosure requirements with members of the managing board or the supervisory board of the company or with other members of management in key positions or with companies in whose managing board or supervisory boards these persons are represented.

This is also applicable for close family members of this group of persons.

30. Total emoluments of the managing board and supervisory board

The managing board has received total emoluments of T-Euro 3,728. The emoluments of the supervisory board amounted to T-Euro 400. By these emoluments all management functions MTU companies are settled.

Members of management and the supervisory board (1)

30.1. Members of management:

Udo Stark (since January 1, 2005) . . . . Munich
Chairman
Dr. Klaus Steffens (up to December 31, 2004) . . . . Munich
Chairman
Bernd Kessler (since August 1, 2004) . . . . Munich
Director Civil Maintenance
Dr. Michael Süß . . . . Munich
Director Technology
Reiner Winkler . . . . Munich
Director Finance, Personnel and IT

Members of management and the supervisory board (2)

30.2. Members of the supervisory board:

Johannes Huth (chairman) (since June 30, 2004) . . . . London
Managing Director, KKR & Co. Ltd.

Reinhard Gorenflos (since June 30, 2004) . . . . London
Managing Director, KKR & Co. Ltd.

Ned Gilhuly (since June 30, 2004 up to December 31, 2004) . . . . London
Managing Director, KKR & Co. Ltd.

Günter Sroka * (deputy chairman) (since July 8, 2004) . . . . Dachau
Chairman of the Works Council of MTU Aero Engines GmbH

Harald Flassbeck * (since July 8, 2004) . . . . Unterhaching
First duly authorised representative of IG Metall Verwaltungsstelle Munich

Oliver Haarmann (since June 30, 2004) . . . . London
Director, KKR & Co. Ltd.

Babette Haas * (since July 8, 2004) . . . . Frankfurt
Head of Management Section, IG Metall Board of Directors

Josef Hillreiner * (since July 8, 2004) . . . . Ried
Deputy chairman of the Works Council of MTU Aero Engines GmbH

Michael Keller * (since July 8, 2004) . . . . Aindling
Service
Representative of Management

Prof. Dr. rer. nat. Walter Kröll (since June 30, 2004) . . . . Cologne
President of the Helmholtz Association of German Research Centres

Josef Mailer * (since July 8, 2004) . . . . Dachau
Member of the Works Council of MTU Aero Engines GmbH (exempted from duties)

Dr. Klaus Steffens (since January 1, 2005) . . . . Bernried

Prof. Dr. Sigmar Wittig (since June 30, 2004) . . . . Cologne
Chairman of the Managing Board of DLR Deutsches Zentrum für Luft- und Raumfahrt

(*) *Employees' representative.*

V. SEGMENT INFORMATION

31. Obligation for segment reporting

Segment reporting is mandatory for companies whose equity or debt capital instruments are already traded on markets or which are in the process of issuing equity or debt capital instruments on public security markets. The company distinguishes between business segments and geographical segments.

The extent and content of the information to be provided with regard to the two segments is set out in the primary segment reporting format "business segment" and also in the secondary segment reporting format "geographical segment". This structure thus reflects internal reporting (management approach).

The business segment as well as the geographical segment is both subject to reporting requirements in accordance with IAS 14.35.

31.1. Notes to the segment information

31.1.1. Primary business segment (business segment)

- The segment information is based on the same accounting and valuation methods as the consolidated financial statements. Receivables and liabilities, income and expenditure as well as results between the segments are eliminated as part of the reconciliation process. Internal sales are transacted on an arm's length basis.
- The investments are additions to property, plant and equipment and intangible assets which will probably be used for more than one year. The investments are allocated to the registered offices of the company to which they belong.
- The segment assets and the segment liabilities of the segments also comprise assets and liabilities which have been used for generating current operations. The assets are allocated to the registered offices of the company to which they belong. The segment assets and the segment liabilities have been reconciled with the assets and liabilities of the company.
- The pro rata results relating to joint ventures do not contain any "pro rata at equity results" of associated companies as these investments are stated at cost because they are not significant.

31.1.2. Secondary reporting segment (geographical segment)

- With regard to the segment information according to regions, external sales are based on the registered offices of the customers. In line with the method used for internal control and reporting, the following regions are defined: Germany, Europe, North-America, South-America, Africa, Asia, others and equity capitalized financial assets.

31.2. Definition of market segments

As part of segment reporting, the activities of the company are defined in accordance with the rules of IAS 14 (segment reporting) as business segments (primary reporting format) and regions (secondary reporting format). This structure reflects internal management reporting and takes into account different risks and earnings structures of the segments.

Since January 1, 2004, the activities of the company have been split into the two following segments:

- OEM business
- Commercial MRO business
- In the "**OEM business segment**", the company develops, manufactures, assembles and delivers civil and military engines and components.
- In the "**Commercial MRO business segment**", the company maintains, repairs, and overhauls aircraft engines. Besides complete engine repairs, engine modules are completely overhauled and special repairs are carried out. The service level is also increased by technical and logistical advice, support with regard to setting up own engine overhaul capacities for airlines as well as training in the company's own premises or at the customer's premises. The range of services also includes the

"engine pool services". These services consist of providing spare motors/turbines for airlines and operators of stationary gas turbines.

In addition to aircraft engines, the "Commercial MRO business" group companies also repair and overhaul industrial gas turbines.

Eliminations between the market segments OEM business and Commercial MRO business, as well as business processes of the holding companies which cannot be directly allocated to a market segment, are stated in the consolidation column of the group's consolidated result of ordinary operations.

32. Information according to business segment

Primary reporting segment

in T-Euro	OEM business 2004	Commercial MRO business 2004	Consolidation 2004	Group 2004
Revenues with third parties	1,347,852	570,148	0	1,918,000
Inter-segment revenues	27,696	5,787	(33,483)	0
Total revenues	1,375,548	575,935	(33,483)	1,918,000
Result before financial result	80,096	2,811	(1,846)	81,061
Interests in results of joint ventures stated at equity	0	(1,830)	0	(1,830)
Segment result				
Result from ordinary activities	40,608	(2,969)	(31,187)	6,452
Capital expenditure	53,452	12,497	—	65,949
Depreciation/amortization	99,056	34,020	—	133,076
Assets	2,453,144	725,166	(459,208)	2,719,102
Liabilities	1,877,529	365,435	259,172	2,502,136
Average workforce during the year				
Industrial/commercial staff	2,005	1,160	—	3,165
Administrative staff	3,326	586	—	3,912
Employees on temporary contracts	103	77	—	180
Trainees	151	135	—	286
Students	101	38	—	139

33. Information according to geographical segment

Secondary Reporting Segment

in T-Euro	Sales 2004	Investments 2004	Assets 2004
Germany	501,416	65,209	2,618,294
Europe	233,547		
North America	986,432	740	60,755
South America	32,582		
Africa	7,129		
Asia	148,337		
Others	8,557		
At Equity capitalized financial assets (s. Page 41)			40,053
	1,918,000	65,949	2,719,102

Sales are allocated on the basis of the country in which the customer is domiciled.

The investments comprise additions of property, plant and equipment and intangible assets which will probably used for more than one year. The investments are allocated to the region where the registered office of the companies are situated.

The assets are allocated in the same way.

VI. ADDITIONAL INFORMATION ON OPERATING GROUP RESULT

in T-Euro	2004
Result before financial result, after effects of purchase price allocation	81,061
+ Depreciation/Amortization	133,076
= EBITDA after effects of purchase price allocation	**214,137**
+ Effects from hedging(a)	74,474
+ Effects from inventory valuation(b)	27,008
= EBITDA before effects of purchase price allocation	**315,619**
+ Restructuring costs(c)	6,748
+ Direct transaction costs from acquisition(d)	22,643
= EBITDA before one-off effects and effects of purchase price allocation	**345,010**
– Depreciation before purchase price allocation	(70,616)
= EBIT before one-off effects and effects of purchase price allocation	**274,394**

EBITDA is influenced by business transactions neither belonging to ordinary activities nor actually belonging to extraordinary activities. The following clarifies the calculation of EBIT and EBITDA shown above:

(a) Foreign exchange forward contracts amounting to Mio-US-Dollar 660 closed with DaimlerChrysler on December 31, 2003 were carried over to the related company Forex Ltd., Great Britain. From the perspective of the company, due to the application of the rules of business combinations unrealized profits from foreign exchange forward contracts amounting to Mio-Euro 165 were recognized as if they were realized by the acquisition; in the future, these profits will not have any impact on the company´s income statement. In view of the foreign exchange forward contracts having become due in 2004, Mio-Euro 74.5 did not have any impact on the result. Therefore, this amount is added to the EBITDA after effects of purchase price allocation.

(b) Effects from inventory valuation, mainly arising from profits in order backlog carried as assets by purchase price allocation, were added to the EBITDA.

(c) Restructuring costs mainly refer to restructuring activities of the group companies MTU Maintenance Hannover GmbH, Langenhagen, as well as MTU Aero Engines GmbH, Munich. As these costs have to be treated as one-off effects, these costs are added to the EBITDA before effects of purchase price allocation.

(d) The direct transaction costs primarily represent debt issuance costs incurred in connection with the acquisition that are not subject to capitalization. As the acquisition costs have to be treated as one-off effects, these costs are added to the EBITDA before effects of purchase price allocation.

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH IFRS

Exempting consolidated financial statements according to section 292a HGB

HGB consolidated financial statements

The consolidated financial statements of MTU Aero Engines Erste Holding GmbH have been prepared in accordance with the regulations of the IASB principles applicable on the balance sheet reference date as an exempting effect for consolidated financial statements prepared in accordance with HGB, pursuant to section 292a.

At the same time, the consolidated financial statements and the consolidated management report are consistent with the European Union directive concerning consolidated accounting (83/349/EWG), whereby this directive has been interpreted in the Standard No.1 (DRS 1) "Exempting consolidated financial statements pursuant to section 292a HGB" of the German Accounting Standards Committee e.V. (DRSC).

In order to ensure that the consolidated financial statements are equivalent to consolidated financial statements prepared in accordance with the regulations of commercial law, information and explanations required by German commercial law have also been published in addition to the information specified by IFRS.

These consolidated financial statements contain the following accounting and valuation methods which differ from German law:

- Currency receivables and liabilities have been translated using the exchange rate applicable on the reference date and resultant changes in value have been recorded in the income statement.
- Long-term provisions have been stated with their present value.
- Expense provisions are not stated.
- Deferred taxes have been stated using the balance sheet liability method; deferred tax claims from tax loss carry-forwards have been capitalized. Under IFRS an obligation generally exists for deffered taxes on all temporary differences between the fiscal estimated values and the estimated values in the company balance sheet, whereby quasi-permanent differences are also treated as temporary. For tax computation the expected future tax rate is applied based on current tax laws in effect at the balance-sheet date. Under German accounting regulations only the deferred tax liabilities and deferred taxes assets acting on consolidation are recognized.
- The assets have been capitalized and the present value of the leasing instalments of finance leasing agreements have been stated as liabilities in accordance with the allocation criteria of IAS 17.
- Pension provisions have been stated using the projected unit credit method, with due consideration being given to future salary and pension developments.
- (Derivative) financial instruments have been stated with their fair value if fair value can be reliably determined. The adjustment to the fair value is taken to the income statement, depending on the classification, or is initially recorded in other comprehensive income.
- IFRS 3 specifies that initial consolidation has to take place at the point of acquisition. In addition, IFRS 3 contains detailed regulations regarding the statement and valuation of intangible assets.
- Instead of scheduled depreciation, only non-scheduled depreciation is relevant for certain intangible assets (e.g. assets with an unlimited useful life) ("Impairment only approach").

Munich, April 26, 2005

Udo Stark | Bernd Kessler | Dr. Michael Süß | Reiner Winkler

Group Management Report of MTU Aero Engines Erste Holding GmbH, Munich, as of December 31, 2004

MTU Aero Engines Erste Holding GmbH (MTU or the company) together with its consolidated subsidiaries is one of the world's largest aircraft engine module and component manufacturers, and the leading independent provider of MRO services for commercial jet engines. The business encompasses all phases of an aero engine's life cycle, from the design, development, testing and production of new commercial and military engines and spare parts, to the provision of after-market MRO services for commercial and military aero engines.

MTU operates its business through two main units: "Commercial and Military aero engines business" and "Commercial MRO business". Through the Commercial and Military aero engines business unit, the company develops and produces commercial aero engine modules and components for commercial engine programs, and produces and provides spare parts for such engine programs. Within the military business the company develops and produces military aero engine modules and components and manufactures related spare parts. In addition, MTU provides military aero engine MRO services through this business unit. The Commercial MRO business comprises the maintenance and logistic service for commercial aero engines.

The principal customers include leading manufacturers of aero engines (known as "OEMs"), such as Pratt & Whitney and General Electric, with whom MTU closely cooperates on a number of different aero engine platforms. MTU is also a shareholder in International Aero Engines ("IAE"), a consortium that includes Rolls Royce and produces the V2500 aero engine family used on the Airbus A320 series of commercial aircraft. In addition to partnering with the large OEMs, in certain projects the company also collaborates with other engine module and component manufacturers such as Volvo Aero, ITP and Avio. MTU participates in key European military aero engine programs and, through program consortia, MTU is the main provider of aero engines to the German Armed Forces. The company is also the main provider of external aero engine MRO services to the German Armed Forces.

1. Economic environment and industry development

- Passenger- and cargo air traffic recovered in 2004
- This positively affects the commercial aero engines business and the commercial MRO business
- Military aero engines business remains stable as expected

The commercial aero engine market is affected by general economic activity, the financial condition of airlines, airline passenger and cargo traffic rates, utilization of aircraft and aircraft retirements. Specifically, demand for commercial aero engine products is closely related to demand for air transportation of passengers and air cargo. Another factor affecting demand is the size and age of the worldwide commercial aircraft fleet. Accordingly, the results for the Commercial Business unit, and in particular, sales of new engines, tend to be cyclical. In the commercial aero engine manufacturing market, new engine revenues have historically tended to lag recoveries in traffic levels as airlines typically increase the utilization of their existing fleet before ordering new aircraft. However, revenues generated from the sale of spare parts tend to be less cyclical than revenues from new engine sales, as engine modules and components need to be replaced at intervals set by engine maintenance manual instructions and aviation authorities, and spare parts revenues do not lag recoveries in traffic levels to nearly the same degree.

Operating results in the Commercial MRO unit are closely related to the amount of maintenance activity carried out on aero engines. As a result, the revenue generated by the Commercial MRO unit is affected by the number of commercial aircraft flights and hence, indirectly, by general economic conditions worldwide. However, a significant portion of aero engine MRO work is required at normal intervals set by engine maintenance manual instructions and aviation authorities, rather than being solely dependent upon flight activity. As a result of these regular maintenance requirements, the commercial MRO market tends to be less cyclical than the commercial aero engine sales market, and revenues in the Commercial MRO unit are therefore generally more predictable than revenues generated from the Commercial Business unit.

In line with the overall aero engine industry, the Commercial Business unit and Commercial MRO unit experienced a period of growth up to 2001 which, following the terrorist attacks of September 11, 2001, was followed by a decline in revenues related to weak global economic conditions and a decline in airline passenger and cargo traffic. Subsequent world events, including the war in Iraq and the outbreak of SARS, exacerbated this trend. Recent data from industry sources point to a recovery in world international passenger traffic and global cargo traffic, with 2004 traffic levels exceeding the previous peak traffic levels of 2000. During 2004, passenger traffic (measured in revenue passenger kilometers) grew by 15.3%, and cargo traffic (measured in freight ton kilometers) grew by 13.4%, each as compared to 2003, according to the IATA.

The military aero engines business is characterized by long term alliances to develop and manufacture military aero engines. Purchase quantities are decided at the beginning of the aero engine program. Development, production and delivery of the engines then last over a number of years. This business is stable as expected, driven by the production of the new Eurofighter aero engine EJ200 and the development of the TP400 aero engine for the future Airbus A400 transport aircraft, which offset the reduction in the spare parts and maintenance business for the Panavia Tornado aero engine RB199 (used by most strike forces, including the German Armed Forces, and is now being replaced by the Eurofighter).

2. Accounting notes

The consolidated financial statements of MTU were prepared according to the International Financial Reporting Standards (IFRS), and reflecting the interpretation of the International Financial Reporting Interpretations Committee. The companies included in the consolidated financial statements are listed under Item I. 2. (Group of consolidated companies). The business of MTU Aero Engines GmbH is consolidated in the financial statements from January 1, 2004.

Tables included in this management report show the results of MTU under the captions "2003", "2004" and "2004 adjusted". The results of 2003 and 2004 are audited. The 2004 adjusted figures are adjusted to eliminate the effects of Purchase Accounting and are unaudited.

To enhance comparability, the discussion of the results and the cash flows are presented with prior year financial figures, identified as "2003 adjusted". These are the consolidated figures of the former MTU Aero Engines GmbH and are derived from the audited German GAAP consolidated financial statement as at December 31, 2003. The adjusted financial figures are unaudited.

The discussion of the balance sheet is based on audited figures, comparing the balance sheet as at December 31, 2004 to the balance sheet as at January 1, 2004 (see Notes, Item I.1.3. (Company acquisition)).

The requirements of §292a HGB for an exempting consolidated financial statements are fulfilled.

3. Special effects, with impacts on the business development and on the presentation of the financial situation of MTU

- The acquisition of MTU Aero Engines GmbH has numerous effects on the financial results
- Exchange rate effects have a significant impact on the results of the company
- In connection with the development of new aero engine programs the company incurred significant R&D expenses

Acquisition of MTU by funds managed by KKR

During 2004 funds managed by Kohlberg Kravis Roberts & Co. (KKR) acquired MTU Aero Engines GmbH from DaimlerChrysler ("the Acquisition"). MTU purchased all shares of MTU Aero Engines GmbH with effect of January 1, 2004. The impact of the acquisition is explained below.

a) "Purchase Accounting"

The Acquisition was accounted for using purchase accounting under IFRS. In applying purchase accounting the purchase price paid for the shares of MTU Aero Engines GmbH was allocated to the assets and liabilities acquired, valuing these at their fair market value. The use of purchase accounting under IFRS has had a material effect on the financial results since the acquisition. The principal effects are:

- The present value of future profits from engine programs in the amount of € 377.5 million was capitalized as an intangible asset. In future financial years the results will be affected by the annual amortization. The amortization is calculated based on the remaining useful life of each engine program. In addition, certain other assets (program independent technology and customer relationships) were capitalized.
- Unrealized profits in the amount of € 166.0 million arising from forward exchange contracts, which were otherwise accounted for as cash flow hedges, were treated as having been realized by the Acquisition and hence do not subsequently affect income.
- Provisions in the amount of € 145.5 million for development obligations on the engine programs in the development phase, principally GP7000 and PW6000, were credited. These costs will not burden the results of future financial years.
- Tangible assets were revalued to reflect fair market values. This led to an increase of intangible assets of € 145.1 million. Based on the expected useful lives of the assets the additional depreciation amounts to € 47.2 million for 2004. In the next three years the additional depreciation expected amounts to € 39.7 million, € 25.0 million and € 13.2 million respectively. The remaining carrying amount of € 20.0 million will be expensed over the next 10 years.
- The value of inventory was increased in the amount of € 29.7 million to treat a portion of the profit associated with purchase orders as having been realized by the acquisition. This led to an additional expense of € 29.7 million as all such inventories were sold in financial year 2004.

The remaining difference in the amount of € 380.6 million was capitalized as goodwill.

b) Financing of the Acquisition

In connection with the acquisition, MTU took on significant indebtedness, which impacts the financial results of the company. This is explained in detail in the section "Explanations to the financial situation".

Exchange rate fluctuations

MTU conducts transactions in currencies other than the euro, particularly in dollars. Therefore the results are affected by fluctuations in the value of the Euro against the US-Dollar and other currencies. Comparing the average exchange rate in 2004 of €1.00 to $1.2438 and the rate in 2003 of €1.00 to $1.1304, the value of the Euro against the US-Dollar has increased by 10% between such periods. As a result, revenues and operating margins have been adversely affected, as most of the revenues in the commercial OEM business and in the commercial MRO business are denominated in US-Dollars, and a substantial portion of the expenses are denominated in Euro. In order to mitigate to some degree the effect of exchange rate fluctuations on the operating results, the company enters into foreign exchange forward contracts on a regular basis. In the year ended December 31, 2004, the gross foreign exchange exposure to the US-Dollar (the difference between US-Dollar inflows and US-Dollar outflows other than US-Dollar-denominated interest payments and debt repayments) was approximately $493 million, and, after taking into account US-Dollar outflows attributable to scheduled debt repayments and prepayments, including interest and fees, the net US-Dollar exposure was $195 million. As of December 31, 2004, MTU had entered into euro/dollar forward foreign exchange contracts with a notional amount of $195 million at an average rate of $1.2553.

Over the last few years MTU has followed a policy with regard to managing the foreign exchange exposures pursuant to which the company regularly forecasts the difference between expected US-Dollar-denominated cash inflows and US-Dollar-denominated cash outflows for the next twelve quarters.

The amounts that are hedged for the years 2004 and 2005 took into consideration the required repayments and anticipated prepayments of the Senior Facilities Agreement that were incurred to finance the Acquisition, which were partially denominated in dollars, as well as payments of interest and fees in dollars.

In light of the cost of forward contracts and these anticipated payments MTU made an exception from its policy by not entering into forward exchange contracts for the seventh and eighth quarters following December 31, 2004.

At the time of the Acquisition, MTU Aero Engines had foreign exchange forward contracts with DaimlerChrysler covering a nominal amount of $660 million, with a market value (net present value) of approximately € 161 million based on the then prevailing exchange rate of €1.00 = $1.25. These contracts were scheduled to settle over the years 2004–2006 and, applying the average US-Dollar/Euro exchange rate for 2003, would have contributed approximately € 75 million, € 61 million and € 30 million to MTU's earnings in 2004, 2005 and 2006, respectively, because they would have recognized gains in those amounts upon the settlement of the foreign exchange forward contracts.

Although at the time of the acquisition MTU continued to benefit economically from the hedges, MTU was required to attribute a portion of the purchase price paid to the market value of the hedges and to treat the associated unrealized profits as having been realized by the Acquisition. Consequently, the above amounts are not subsequently realized in the consolidated results as gains.

As part of the acquisition, the counterparty to these foreign exchange forward contracts, DaimlerChrysler, transferred its obligations to one of the company's affiliates, Blade Forex UK Ltd. ("Blade Forex"). DaimlerChrysler paid Blade Forex € 161 million for assuming its obligations, and Blade Forex loaned this amount plus an additional € 1 million to MTU. As the forward exchange forward contracts matured, MTU recognized a receivable from Blade Forex, which was then offset against the loan, thus reducing MTU's indebtedness.

During the first quarter of 2005, the company terminated the foreign exchange forward contracts that were transferred from DaimlerChrysler at the time of the Acquisition and that remained in effect. At the time of termination, these contracts covered a nominal amount of $320 million with a market value of € 71 million.

For hedges of foreign exchange exposure taken out since the Acquisition, MTU applies hedge accounting in relation to its forward contracts. As a result any gain or loss from these contracts is recognized in the period when the hedged transaction is realized.

Research and development

As part of the development of new aero engine programs, the company is required to make substantial expenditures on research and development. In addition, MTU is required to invest in specialized tools and equipment for the production of new aero engine modules and components.

IFRS accounting rules require that development expenditures that are directly related to the development of an aero engine program are capitalized and subsequently amortized over the period over which the company expects to earn revenues from the aero engine program. The rate of amortization, which starts at the time of the delivery of the first engine, is proportionate to the rate at which revenues are earned relative to estimates of total revenues from the aero engine program.

IFRS purchase accounting rules required that, effective as of January 1, 2004, MTU reflects on its balance sheet a provision (the "R&D provision") relating to the development expenditure commitments for the engine programs GP7000 and PW6000. As funds are expended to satisfy these commitments, a utilization of the R&D provision is recorded rather than capitalizing the related amount on the balance sheet or recording an expense in the income statement.

For the years ended December 31, 2003 and 2004, MTU spent € 171.1 million and € 155.8 million, respectively, on Company-funded research and development, of which € 122.8 million in 2003 was capitalized. € 98.2 million of the research and development expenditure during 2004 was accounted for by the partial utilization of the R&D provision. Had MTU not been required to apply IFRS purchase accounting rules, this amount would have been capitalized. As of December 31, 2004, € 52.1 million of the R&D provision remained on the balance sheet, consisting of a € 31.2 million current provision and a € 20.9 million non-current provision. The current provision has further declined to €23.4 million as at March 31, 2005.

All of the amounts capitalized or recorded through the partial utilization of the R&D provision reflect development costs relating to the GP7000 and PW6000. Developing these two major new aero engines during the same period caused the total research and development expenditures over the period from 2002 to 2004 to peak in 2003, when Company-funded research and development expenditures totaled 8.8% of revenues. In 2004, Company-funded research and development expenditures were 8.1% of revenues. These aero engine programs are nearing the completion of their development phases, and MTU therefore expects Company-funded research and development expenditures to decline in the near term, in both absolute terms and as a percentage of revenue.

4. Discussion of the development of the business and the results of the company

- MTU achieved, compared to the prior year, stable revenues.
- The income, adjusted for non-recurring effects, has significantly increased.

Income statement

	Year ended December 31,							
in M-Euro	2003	%	2003 adjusted	%	2004	%	2004 adjusted	%
Revenues	—	—	1,952.2	100	1,918.0	100	1,992.5(1)	100
Cost of sales	—	—	(1,569.2)	80	(1,627.6)	85	(1,538.1)(2)	77
Gross profit	—	—	383.0	20	290.4	15	454.4	23
Research and development expenses	—	—	(48.3)	2	(57.7)	3	(57.7)	3
Selling and administrative expenses	(0.0)	—	(131.0)	7	(155.6)	8	(155.6)	8
Other operating income	(0.0)	—	(0.3)	—	4.0	—	4.0	—
Result before financial result	(0.0)	—	203.4	10	81.1	4	245.1	12
Financial result	(0.3)	—	(46.9)	2	(74.6)	4	(74.6)	4
Result from ordinary activities	(0.3)	—	156.5	8	6.5	—	170.5	9
Income tax	—	—	(93.3)	5	(6.3)	—	(6.3)	—
Minority interest (share of loss)	—	—	—	—	—		—	
Net income	(0.3)	—	63.2	3	0.2	—	164.2	8

(1) *Revenues adjusted for gains from derivatives, which would have been recorded but for purchase price accounting.*

(2) *Revenues adjusted to eliminate effects of purchase price accounting, in particular depreciation and amortization in the amount of € 62.5 million and revaluation of inventories (+ € 27.0 million).*

Order Backlog

The order backlog consists of firm purchase orders, i.e. orders MTU is obliged to deliver, and the customers are obliged to accept and pay for the products or services. Order backlog is calculated as follows:

- Order backlog includes all orders that have been made directly to MTU by a customer or issued by the ultimate customer of the leading partner of a RRSP or made by the customer of a military engine consortium.
- Backlog with respect to commercial engine sales is recorded at list price and does not reflect concessions (which are reflected in cost of sales).
- Commercial MRO backlog relates to purchase orders issued in relation to engines delivered for servicing. Not included in the order backlog are estimated future orders under long term service agreements or "Fly-by-Hour and Power by the Hour" contracts based on estimated flight hours for the life of the contract. As a result, the Commercial MRO order backlog is relatively low.
- Once the revenue is recognized, an equivalent amount is deducted from order backlog.

For military programs, the customers typically commit to purchase a fixed number of aero engines at the time the production contract is signed, and the company therefore records as order backlog the entire contract value upon signing. As a result, the military business order backlog with respect to purchase orders relating to a specific engine is reduced over a long period of time, reflecting the delivery schedule agreed with the respective customer. In contrast, purchase orders for commercial engines are received from time to time, and are often concentrated around the launch of a new engine or during periods of particularly intense marketing. Spare parts orders are often filled in the period in which the order is received, and therefore the order backlog generally does not include substantial amounts for spare parts.

The order backlog is summarized in the table below:

Order Backlog

in M-Euro	Year ended December 31, 2003 adjusted	2004
Commercial and Military Business Segment	2,921.7	3.236,6
Of which:		
Commercial Business	1,679.1	1,519.3
Military Business	1,242.6	1,717.3
Commercial MRO Segment.	137.9	171.7
Total	3,059.6	3,408.3

On December 31, 2004, the order backlog amounted to € 3,408.3 million (previous year € 3,059.6 million). This increase reflects, among other factors, the order entry for Tranche 2 of the EJ200 engine in December 2004.

Revenues

Compared to the previous year, revenues in 2004 decreased by € 34.2 million, or 1.8%, to € 1,918.0 million On an adjusted basis to eliminate the effects of purchase accounting, revenues in 2004 increased by € 40.3 million (2.1%) compared to 2003 to € 1,992.5 million.

While the commercial business began to benefit from the economic recovery in 2004, revenues in 2004 decreased by € 64.2 million, or 8.5%, from € 944.1 million in 2003 to € 879.9 million in 2004 due to adverse exchange rate developments. On an adjusted basis to eliminate the effects of purchase accounting, the commercial business revenues were € 954.4 million in 2004. Revenues from sales of modules and components for new engines remained stable despite adverse dollar exchange rates (at actual exchange rates). Revenues from sales of spare parts decreased in 2004, mainly due to adverse U.S. dollar exchange rates. Using the average Euro/US-Dollar exchange rate from the prior year, revenues from spare parts sales in 2004 would have increased. The major new engine programs contributing most to sales of modules and components for new aero engines were the V2500, the PW2000 and the CF6. The major engine programs contributing most to spare parts sales were the CF6, the PW2000, the V2500 and the JT8D-200.

Military business revenues increased by € 46.9 million, or 10.5%, to € 495.7 million in 2004 from € 448.8 million in 2003 mainly due to revenue recognized in respect of the TP400 engine program, the commencement of the EJ200 engine series production and the entry into production of the MTR390 aero engine. This increase was partially offset by a decline in revenue related to the RB199 engine program due to the on-going phasing-out of the Panavia Tornado, the postponement of the Cooperative Model for the RB199 (pursuant to which MTU provides comprehensive MRO, logistical and support services to the German Armed Forces), and a decline in military MRO business with Saudi Arabia.

Commercial MRO revenues decreased by € 15.8 million, or 2.7%, from € 591.7 million in 2003 to € 575.9 million in 2004. The decrease in Commercial MRO revenues was principally due to reduced sales at MTU Canada as a result of the bankruptcy of Air Canada, as well as to adverse exchange rate movements. MRO sales at MTU Canada declined to € 27.8 million in 2004 from € 53.0 million in 2003 as a result of the bankruptcy of Air Canada. Although MTU Hanover lost its largest customer when Federal Express cancelled its contracts effective June 2003, they succeeded in replacing the lost business with a number of contracts with other customers, including Saudi Arabian Airlines and Atlas Air.

Earnings before interest and tax

Earnings before interest and tax, adjusted for non-recurring effects and development expenses increased by € 176.2 million or by 53.4% compared to 2003.

Taking into account comparable depreciation and amortization (in total € 133.1 million of which € 62.5 million result from purchase accounting) an EBITDA (Earnings before Interest, Tax, Depreciation and Amortization) of € 246.8 million exceeds the prior year value of € 175.8 million by 40.4%.

EBIT and EBITDA are used as profit measures for internal reporting and controlling. The derivation of those measures is shown in the following table:

EBIT/EBITDA Calculation

in M-Euro	Year ended December 31, 2003 Adjusted	2004
EBIT	203.5	81.1
Adjustments for purchase accounting:		
Hedging gains		74.5
Inventory valuation		27.0
Increase in depreciation (fair value)		62.5
EBIT before purchase accounting	203.5	245.1
Adjustments for non-recurring effects and R&D expenses:		
Capitalized development expenses	(122.8)	(98.2)
Restructuring expenses	34.2	6.7
Direct transaction costs		22.6
Adjusted EBIT	114.9	176.2
EBITDA	264.4	214.2
Adjustments for Purchase Accounting:		
Hedge effects		74.5
Inventory valuation		27.0
EBITDA before Purchase Accounting	264.4	315.7
Adjustments for non-recurring effects and R&D expenses:		
Capitalized development expenses	(122.8)	(98.2)
Restructuring expenses	34.2	6.7
Direct transaction costs		22.6
Adjusted EBITDA	175.8	246.8

The increase in EBITDA 2004 compared to 2003 is primarily due to lower development costs for the engine programs GP7000 and PW6000, the successful improvement in operating efficiency and cost reduction related to the Impact 100 program as well as higher revenues in the military engine business, driven by the Eurofighter program.

Segment and business unit data

MTU is organised in two segments, the "commercial and military engine business" and the "commercial MRO business". Revenues are reported for three business units, commercial engine and commercial maintenance business as well as military engine business as shown below. Also included are adjustments to eliminate the effects of purchase accounting.

	Year ended December 31,							
in M-Euros except percentages	2003	%	2003 adjusted	%	2004	%	2004 adjusted	%
Revenues	—	—	1,952.2	100	1,918.0	100	1,992.5	100
Thereof:								
Commercial and Military engine business (before consolidation)	—	—	1,392.9	71	1,375.6	72	1,450.1	73
Thereof:								
Commercial engine business	—	—	944.1	48	879.9	46	954.4	48
Military engine business	—	—	448.8	23	495.7	26	495.7	25
Commercial MRO business (before consolidation)	—	—	591.7	30	575.9	30	575.9	29
Consolidation	—	—	(32.4)	(2)	(33.5)	(2)	(33.5)	(2)
Cost of sales	—	—	(1,569.2)	100	(1,627.6)	100	(1,538.1)	100
Thereof:								
Commercial and Military engine business	—	—	(1,056.2)	67	(1,117.6)	69	(1,047.8)	68
Commercial MRO business	—	—	(549.0)	35	(543.5)	33	(523.8)	34
Consolidation	—	—	36.1	(2)	33.5	(2)	33.5	(2)
Gross Profit	—	—	383.1	100	290.4	100	454.4	100
Thereof:								
Commercial and Military engine business	—	—	336.7	88	258.0	89	402.3	89
% Margin	—	—	24.2%		18.8%		27.7%	
Commercial MRO business	—	—	42.7	11	32.4	11	52.1	11
% Margin	—	—	7.2%		5.6%		9.0%	
Consolidation	—	—	3.7	1	0.0	—	0.0	—

5. Discussion of the financial situation

- During 2004 MTU was able to significantly reduce the level of indebtedness, incurred in connection with the acquisition

Cash flow

in M-Euro	Year ended December 31, 2003 adjusted	2004
Net income	63.3	0.2
Depreciation and amortization	60.8	133.1
Change in provisions	7.5	(35.6)
Change in working capital	58.7	(22.5)
Capitalized R&D	(122.8)	—
Change in deferred taxes	39.1	(2.4)
Change in other items	0.2	0.1
Cash flow from operating activities	106.9	72.9
Cash flow from investing activities(1)	(93.5)	(59.9)
Cash flow from financing activities(2)	(286.1)	(190.3)
Change in cash	(272.6)	(177.2)

(1) *Excludes of the outflow of funds for the payment of the purchase consideration in amount of € 766.6 million.*

(2) *Excludes of the inflow of funds, from third party debt for the financing of the acquisition (€ 766.6 million).*

a) Cash flow from operating activities

Net cash flow from operating activities in 2004 was € 72.9 million, a decline by € 34.0 million compared to the net cash flow generated in 2003 (€ 106.9 million). The decrease in 2004 mainly reflects higher net income in 2003, cash outflows for the acquisition in 2004 (€ 41.8 million) and significantly higher interest payments of € 24.5 million in 2004. Net income 2004 was negatively influenced by restructuring costs of € 6.7 million, which decreased compared to 2003 (€ 34.2 million). Higher depreciation and amortization affected net income 2004, caused by the write-up of assets to fair value from the Acquisition, which are not influencing the cash flow.

The other key item affecting cash flow from operating activities in 2004 was the increase in receivables following the deferral of a substantial payment by a customer, which caused working capital to increase by € 22.5 million.

b) Cash flow from investing activities

In the year ended December 31, 2004, the company used net cash for investing activities in the amount of € 59.9 million, reflecting gross outflows for capital expenditure in the amount of € 65.9 million reduced by inflows from assets disposals of € 6.1 million. Furthermore, MTU has significantly invested in information technologies for the improvement of production procedures.

In the year ended December 31, 2003, the company used net cash for investing activities in the amount of € 93.5 million. These comprise capital expenditures mainly in intangible and tangible assets (€ 83.2 million) as well as in other assets mainly an asset acquired under a finance lease for MTU-Hannover (€ 16.3 million), partially offset by proceeds from asset disposals and repayments of € 6.6 million

The presentation of cash flows from investing activities above does not reflect the outflow in the amount of € 766.6 million in 2004, representing the purchase consideration.

c) Cash flow from financing activities

In its financing activities, MTU used net cash of € 190.3 million in 2004 and € 286.1 million in 2003. The financing activities in 2004 were mainly the repayment of approximately € 201 million of the senior facilities agreement entered into to finance the Acquisition. Financing activities in 2003 consisted almost entirely of dividend payments and other profit transfers made to the DaimlerChrysler Group.

The presentation of the cash flow from financing activities above excludes the cash flow from financing the acquisition in the amount of € 766.6 million.

Net financial debt

The following table shows the company's net debt as of January 1, 2004 compared to December 31, 2004.

in M-Euro	January 1, 2004	December 31, 2004
Senior Notes (incl. interest)		280.7
Senior Debt/Mezzanine Debt[1]	672.7	186.1
Vendor Loan	175.0	185.5
Finance Lease	54.2	51.9
Debts due to related companies[2]	234.4	162.4
Total Financial debt	1,136.2	866.6
Cash funds	205.6	28.5
Net financial debt	930.5	838.1

(1) *Including Senior Facility, Mezzanine Loan and a loan from Province of British Columbia.*

(2) *Including shareholder's loans, Forex loan and other group loans.*

In connection with the Acquisition, the company entered into a senior facilities agreement, which provided for facilities of up to € 620 million, of which € 420 million were drawn down as of January 1, 2004. In March 2004, MTU Aero Engines Investment GmbH, one of MTU's subsidiaries, issued an 8.25% senior note with total principal amount of € 275 million, which is due in 2014 (the "Senior Notes"). The company used proceeds from the issuance of the Senior Notes to pre-pay € 33.7 million of the outstanding amounts under this senior facilities agreement and to repay all amounts outstanding under the mezzanine bridge facility. In 2004, the company also pre-paid an additional € 201.4 million of indebtedness under the senior facilities agreement.

In connection with the acquisition of the company, the company received a "vendor note" as well as a shareholder loan from Blade Lux Holding II S.a.r.l. For both loans interest accrues during the term of the loan, and is only payable on maturity.

As described above, a further loan was provided to the company by Blade Forex in connection with the acquisition, related to forward foreign exchange contracts, existing at the time of the acquisition between the company and the DaimlerChrysler Group.

6. Explanations to the financial situation and the balance sheet structure

In 2004, total equity and liabilities decreased by € 196.4 million, primarily due to financing activities.

Fixed assets decreased by € 74.7 million. As a result of planned depreciation and amortization and exchange rate effects intangible assets declined by € 16.1 million. Planned depreciation of tangible assets (€ 105.7 million) exceeded capital expenditure of € 55.0 million, affected by higher depreciation as a result of asset write-ups from purchase accounting.

Financial assets decreased by € 4.6 million. A portion of this reduction is attributable to exchange losses from joint ventures accounted for using time equity method as well as redemption of non-current loans.

Realization of foreign exchange contracts led to a decrease in other non-current receivables by € 51.6 million.

Higher Prepayments more than offset the increase in inventories in the military business, which was mainly due to the series production of the first tranche of the EJ200. The increase in MRO-inventories is due to increased order intake.

The increase in trade receivables results from the short-term deferral of payments by customers at the end of 2004, subsequently received in the first quarter of 2005. Cash and cash equivalents of € 28.5 million at the end of 2004 reflect the two voluntary prepayments of senior facilities.

Equity increased by € 15.8 million (7.8%) substantially due to reclassification of unrealized profits from forward foreign exchange contracts to accumulated earnings, without affecting earnings.

Planned allocations to pension accruals were made; there were no changes in the company pension plan.

Reductions in other accruals primarily results from the use of accruals for contractual development obligations for the GP7000 and PW6000 engine programs. Employee related accruals increased due to variable remuneration.

The increase in trade payables is mainly due to program specific payables in the commercial and military aero engine business.

Increased prepayments mainly arise from the military aero engine business.

7. Employees

The following table presents an overview of employees per division:

Staff	December 31, 2004 Number	December 31, 2003 adjusted Number	Change adjusted Number
Commercial and Military OEM Business	5,469	5,985	(516)
Commercial MRO Business	1,948	2,027	(79)
Total	7,417	8,012	(595)

Due to the need for structural adjustments in MTU Aero Engines GmbH, MTU's management and workers' council agreed on a plan to reduce employee numbers. This plan is scheduled to run until the beginning of 2005. It is based on voluntary agreements to terminate existing employee contracts. Additionally, the Company offers placement services which have been successful (placement rate >90%).

Apart from MTU Aero Engines GmbH, MTU Maintenance Hannover has also agreed a plan to reduce employee numbers. Other subsidiaries have reduced staff, while few new employees were taken on. The number of trainees remained on the level of 2003.

8. Risks of future developments

- The business of MTU Aero Engines is subject to various market risks
- To identify and manage these risks as far as possible, the company maintains a group-wide Risk-Management System
- Further, the company is potentially exposed to catastrophe risks against which it maintains extensive insurance coverage
- Exchange rate risks are managed through systematic US-Dollar hedging activities

Risk-Management

MTU operates in a highly competitive environment with the commercial aero engine business being exposed to a considerable degree of fluctuations caused by air transportation demand and the financial condition of the civil aviation industry.

A significant portion of our commercial engine revenues are derived from RRSP contracts. These contracts may expose us to significant risks, including a lack of control over the activities convered by the risk-and-revenue-sharing program and losses arising from up-front design and development costs, cost overruns, warranties, guarantees and penalties. MTU is therefore highly dependent on some of its business partners. For example, significant disruption in supply from key vendors could delay production. Currency exchange volatility, especially of the US-Dollar against the EURO, impacts the financial situation. The governmental sector business is highly dependent on the German Federal and other European countries governmental defense budgets. Exports of military engines are subject to legal export restrictions. The success of MTU depends both in the commercial and in the military business on research and development activities and it is not certain that these activities fulfill the customer requirements with regard to time and cost factors.

The Risk Management function which reports directly to the board of management, is responsible for monitoring, assessing and mitigating these risks. Risks are identified and mitigation strategies are defined systematically on a regular basis by means of guidelines common to all MTU entities. Through certified environmental management (DIN EN ISO 14 001) the companies aim to minimize environmental risks.

Market risks

In order to offset the effect of fluctuations in the commercial aircraft market, MTU is focusing on expanding its range of products and services for the existing market. Some degree of self mitigation comes from the mutually offsetting effects of the aviation industry market cycles on the one hand and the maintenance services and spare parts business cycles on the other hand. Market risks are also mitigated by the wide range of products and services for virtually all performance classes of aero engines and stationary gas turbines.

Catastrophe risks

In the governmental sector, MTU's product liability risks are generally covered by specific liability exemptions. Substantial insurance coverage has been taken out to cover other product liability exposure, in particular emanating from the commercial business, including third party aviation risk. Other risks which could threaten the existence of the group, such as fire and interruption of business are also insured, whereby an excess amount of € 0.25 million is applicable since 2004. There is no coverage against the risk of terrorist attacks due to prohibitively high premiums.

Exchange rate risks

Exchange rate risks relate primarily to US dollar denominated export surpluses of MTU and domestic subsidiaries located in the US-Dollar territory. MTU hedges a significant portion of its net exposure from US dollar receipts and payments by means of foreign exchange forward contracts. Currency hedges are in place covering anticipated exposure up to the year 2006. A further mitigation of the US-Dollar-exposure comes from bank financing partly transferred to US-Dollar and related currency swaps for interest payments.

9. Significant events subsequent to the balance sheet date

In February 2005 MTU voluntarily prepaid € 79.2 million of its debt under the Senior Facilities Agreement. In March 2005 the company entered into a new revolving credit facility agreement, which replaced the Senior Facilities Agreement. At the same time, the company repaid the remaining € 48.9 million of bank liabilities.

Under the credit facility, the company has € 250 million available to finance working capital or for other purposes.

Additionally, the remaining foreign exchange forward contracts entered into prior to the acquisition were terminated and the loan to Blade Forex, which originated from the foreign exchange forward contracts, was cancelled.

10. Prospects for the financial year 2005

Recent data from industry sources point to a recovery in world international passenger traffic and global cargo traffic, with 2004 traffic levels exceeding the previous peak traffic levels of 2000. During 2004, passenger traffic (measured in revenue passenger kilometers) grew by 15.3%, and cargo traffic (measured in freight ton kilometers) grew by 13.4%, each as compared to 2003, according to the IATA. This trend continued during the first two months of 2005, with passenger traffic growing by 7.3% and cargo traffic by 6.5%. The company would expect that if this trend continues, the higher passenger and cargo traffic volumes will contribute positively to the company's business. MTU expects that this positive impact will be experienced most quickly in the Commercial MRO unit, as more take-offs, landings and flight hours makes engines require more extensive and more frequent maintenance.

Despite the difficult market in the period from 2001 to 2003 the company made significant investments in research and development. During this period the development phase of important engine programs, like the GP7000 and the PW6000 reached their peak. In 2004, the R&D activities with regard to GP7000 and PW6000 decreased and the company expects a further decline when both programs pass from the development phase into the production phase. The R&D expenses for these programs are covered by a provision accrued in course of the Purchase Accounting. As a result, the decline in development expenses has no significant impact on the expected results. However, adjusted EBITDA (in which self financed development costs are expensed) will be influenced positively.

Munich, April 26, 2005

Udo Stark — Bernd Kessler — Dr. Michael Süß — Reiner Winkler

The consolidated financial statements include forward-looking statements relating to the development of the Company and its subsidiaries. Forward-looking statements are based on current estimates made by us to the best of our knowledge. Such forward-looking statements are based on assumptions and current factors and are subject to risks and uncertainties, the non-occurrence or occurrence of which as far as not described under item 8 of the group management report ("Risks to Future Development of the Company") could cause our actual results, including our financial condition and profitability, to differ materially from or be more negative than those expressly or implicitly assumed or described by such forward-looking statements.

Auditors' report:

Independent auditors' report for fiscal year 2004

The following auditors' report (*Bestätigungsvermerk*) was issued in the German language in accordance with § 322 HGB (German Commercial Code) on the IFRS Consolidated Financial Statements 2004 and the relevant group management report (*Konzernlagebericht*), all of which were prepared in the German language.

The audit of and the auditors' report on the group management report (*Konzernlagebericht*) are compulsory under German law and German Professional Auditing Standards. Auditing standards generally accepted in the United States (US GAAS) or International Standards on Auditing (ISA) do not require such an audit. Accordingly the auditors' report on the management report is not to be considered to be issued under US GAAS or ISA.

INDEPENDENT AUDITORS' REPORT

We have audited the consolidated financial statements, comprising the income statement, the balance sheet, the statement of changes in shareholders' equity and the statement of cash flows as well as the notes to the financial statements prepared by MTU Aero Engines Erste Holding GmbH, Munich, for the business year from 1 January to 31 December 2004. The preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) are the responsibility of the Company's management. Our responsibility is to express an opinion whether these consolidated financial statements are in accordance with IFRS based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer. Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with International Financial Reporting Standards.

Our audit, which also extends to the group management report prepared by the Company's management for the business year from 1 January to 31 December 2004, has not led to any reservations. In our opinion on the whole the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from 1 January to 31 December 2004 satisfy the conditions required for the Company's exemption from its obligation to prepare consolidated financial statements and the group management report in accordance with German law.

Munich, 27 April 2005

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Signed: Müller	Signed: Dr Reitmayr
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

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Consolidated Financial Statements

Annual Report 2003

(audited)

prepared in accordance with
German Commercial Code

**MTU Aero Engines GmbH,
München**

MTU Aero Engines GmbH

CONSOLIDATED BALANCE SHEET

in T-Euro	Notes	December 31, 2003		December 31, 2002
ASSETS				
Non-current assets				
Intangible assets	(1)	47,575		54,380
Property, plant and equipment, net	(2)	212,771		208,348
Financial assets	(3)	45,897		281,995
			306,243	544,723
Current assets				
Inventories	(4)	419,773		445,099
Advance payments received	(5)	(288,053)		(255,129)
		131,720		189,970
Receivables	(6)	316,309		696,548
Other assets	(7)	20,495		13,379
Cash and cash equivalents	(8)	4,633		14,246
			473,157	914,143
Prepaid expenses and deferred taxes	(9)		5,985	3,610
			785,385	1,462,476
SHAREHOLDER'S EQUITY AND LIABILITIES				
Shareholder's Equity				
Capital stock	(10)	80,068		80,068
Additional paid-in-capital	(11)	0		13,559
Retained earnings	(12)	(501,918)		(22,280)
			(421,850)	71,347
Accrued liabilities				
Accrued pension liabilities	(13)	255,373		234,653
Other accrued liabilities	(14)	596,700		691,751
			852,073	926,404
Liabilities				
Advance payments received	(15)	34		69,970
Financial liabilities	(16)	12,171		11,974
Trade liabilities	(17)	179,608		207,161
Other liabilities	(18)	163,349		175,607
			355,162	464,712
Deferred Income			0	13
			785,385	1,462,476

MTU Aero Engines GmbH

CONSOLIDATED STATEMENT OF INCOME

in T-Euro	Notes	2003	2002
Revenues	(19)	1,939,982	2,296,861
Cost of sales	(20)	1,699,781	1,980,258
Gross margin		240,201	316,603
Selling expenses	(21)	81,389	73,704
General administrative expenses	(22)	49,510	44,569
Other operating income	(23)	99,133	170,152
Other operating expenses	(24)	93,777	126,004
Financial result	(25)	(768)	14,445
Income from ordinary activities		113,890	256,923
Extraordinary income	(26)	2,337	0
Extraordinary items, net		2,337	0
Income taxes	(27)	49,460	59,739
Net income before profit and loss transfer agreement		66,767	197,184
Expense for profit transfer	(28)	535,124	220,098
Loss after profit and loss transfer agreement		(468,357)	(22,914)
Translation differences		356	3,054
Transfer from retained earnings		468,001	19,860
Transfer from additional-paid-in-capital		13,559	0
Distribution of additional-paid-in-capital		13,559	0
Unappropriated profit of MTU Aero Engines		0	0

MTU Aero Engines GmbH

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

in T-Euro	Capital Stock	Additional Paid-In-Capital	Retained Earnings	Shareholders Equity	Minority Interest	Total Equity
Balance at January 1, 2002	80,068	13,559	9,458	103,085	0	103,085
Dividends paid			(220,098)	(220,098)		(220,098)
Translation adjustments			(8,824)	(8,824)	0	(8,824)
Net Income			197,184	197,184	0	197,184
Balance at December 31, 2002	80,068	13,559	(22,280)	71,347	0	71,347
Dividends paid		(13,559)	(535,124)	(548,683)		(548,683)
Translation adjustments			(11,281)	(11,281)		(11,281)
Net Income			66,767	66,767		66,767
Balance at December 31, 2003	80,068	0	(501,918)	(421,850)	0	(421,850)

MTU Aero Engines GmbH

CONSOLIDATED STATEMENT OF CASH FLOW

in T-Euro	2003		2002	
Net income excluding extrordinary items		64,430		197,184
Non-cash income and expenses		(1,496)		(48,427)
Depreciation/write-downs/write-ups on non-current assets	61,018		58,174	
Profit/loss from associated companies	11,878		256	
Change in accrued pensions	20,720		18,629	
Change in other accrued liabilities	(95,051)		(125,488)	
Change in deferred tax assets	(61)		2	
Gain/loss on disposals of non-current assets		235		(1,010)
Change in current assets and liabilities (excluding items with financial character)		56,797		74,448
Inventories	58,250		106,410	
Receivables (excluding financial receivables)	83,006		41,439	
Liabilities (excluding financial liabilities)	(84,459)		(73,401)	
Extraordinary income		2,337		0
Cash flow from operating activities		122,303		222,195
Investments in intangible assets and property, plant and equipment	(66,779)		(102,732)	
Investments in financial assets	(8,646)		(16,305)	
Proceeds from disposals of non-current assets	232,041		13,144	
Repayment of loans	258		708	
Cash flow from investing activities		156,874		(105,185)
Change in financial liabilities	197		(4,323)	
Dividends paid/distribution of additional-paid-in-capital	(548,683)		(220,098)	
Foreign exchange translation adjustments	(2,806)		5,185	
Change in consolditation scope	0		(6,672)	
Cash flow from financing activities		(551,292)		(225,908)
Cash flow for the year		(272,115)		(108,898)
Net financial position at beginning of the period		289,436		398,334
Net financial position at end of the period		17,321		289,436
Net financial position		17,321		289,436
Cash	4,633		14,246	
Financial receivables (cash concentration)	23,218		311,021	
Financial payables (cash concentration)	(10,530)		(35,831)	

CONSOLIDATED STATEMENT OF NON-CURRENT ASSETS

in T-Euro	Acquisition or Manufacturing Cost						Depreciation/Amortization							Book Value(*)	
	Balance at January 01, 2003	Currency change	Additions	Reclassi-fications	Disposals	Balance at December 31, 2003	Balance at January 01, 2003	Currency change	Additions	Reclassi-fications	Reversals	Disposals	Balance at December 31, 2003	Balance at December 31, 2003	Balance at December 31, 2002
Intangible Assets															
Licences and usufructuary rights	61,152	(3,153)	2,425	560	1,588	59,396	11,706	(950)	6,940	0	0	1,286	16,410	42,986	49,446
Goodwill	5,186	0	0	0	0	5,186	252	0	345	0	0	0	597	4,589	4,934
	66,338	(3,153)	2,425	560	1,588	64,582	11,958	(950)	7,285	0	0	1,286	17,007	47,575	54,380
Property, plant and equipment															
Real estate, leasehold rights and buildings	212,999	(634)	634	687	826	212,860	143,966	(71)	4,444	0	0	398	147,941	64,919	69,033
Technical equipment, plant and machinery	411,617	(2,399)	18,531	10,297	7,897	430,149	333,128	(744)	28,012	(42)	0	6,711	353,643	76,506	78,489
Other equipment, fixtures, furniture and office equipment	214,907	(521)	28,653	7,554	15,355	235,238	174,878	(234)	22,269	42	0	14,917	182,038	53,200	40,029
Advance payments and construction in progress	20,797	(71)	16,536	(19,098)	18	18,146	0	0	0	0	0	0	0	18,146	20,797
	860,320	(3,625)	64,354	(560)	24,096	896,393	651,972	(1,049)	54,725	0	0	22,026	683,622	212,771	208,348
Financial Assets															
Investment in affiliated companies	398,852	0	541	(1,095)	397,770	528	164,892	0	0	0	0	164,866	26	502	233,960
Loans to affiliated companies	282	0	0	(282)	0	0	69	0	0	(69)	0	0	0	0	213
Investment in related companies	555	0	4,163	1,095	0	5,813	0	0	0	0	0	0	0	5,813	555
Loans to related companies	3,906	0	2,926	282	137	6,977	0	0	0	69	0	0	69	6,908	3,906
Investment in associated companies	31,814	(3,865)	0	0	8,878	19,071	0	0	0	0	0	0	0	19,071	31,814
Long term securities	12,624	122	0	0	0	12,746	2,125	(47)	0	0	987	0	1,091	11,655	10,499
Other loans	1,244	0	1,016	0	295	1,965	196	0	0	0	5	174	17	1,948	1,048
	449,277	(3,743)	8,646	0	407,080	47,100	167,282	(47)	0	0	992	165,040	1,203	45,897	281,995
	1,375,935	(10,521)	75,425	0	432,764	1,008,075	831,212	(2,046)	62,010	0	992	188,352	701,832	306,243	544,723

(*) *Currency translation changes with period end rates.*

Basis of preparation

MTU Aero Engines GmbH, Munich

The consolidated financial statements, consisting of consolidated balance sheet, consolidated statement of income, consolidated statement of changes in equity and consolidated statement of cash flow, have been prepared in accordance with the accounting provisions of the German Commercial Code and are shown in thousands of Euro (T€), with the exception of sales figures, which are disclosed in millions of Euro (M€). Items aggregated in the balance sheet and statement of income are shown separately in the Notes and explained where necessary.

Accounting Policies

Accounting policies are unchanged from the previous year. Assets and liabilities reported in the consolidated balance sheet are, where circumstances are identical throughout the Group, valued uniformly in line with the accounting policies of the parent company.

Intangible assets are stated at acquisition cost less scheduled depreciation. Goodwill on consolidation, resulting from an extension to the Group, is amortized on a straight-line basis over a period of 15 years.

Property, plant and equipment are valued initially at acquisition or manufacturing cost. Manufacturing cost comprises direct costs as well as attributable material and manufacturing overheads, including depreciation. Repair expenses are charged directly to the statement of income in the period in which they are incurred. Property, plant and equipment are removed from the consolidated balance sheet on disposal.

Property, plant and equipment are depreciated systematically using useful lives which comply with German tax rules. Depreciation commences from the date on which the relevant asset ready for service.

Scheduled depreciation on property, plant and equipment is based normally on the following useful lives:

	%	Years
Buildings	2%–4%	25–50
Light-weight constructions	10%	10
Site improvements	5%–10%	10–20
Technical equipment and machinery	10%–20%	5–10
Other facilities, factory and office equipment	6%–33%	3–15

Depreciation on buildings is computed using the maximum rates permitted for German tax purposes.

Movable assets which have a useful life of six years or more are depreciated using the reducing balance method. Depreciation reverts to the straight-line method as soon as spreading the net book value over the remaining useful life leads to a higher depreciation expense.

In accordance with tax simplification rules, items acquired during the first half of the year are subject to a full-year's depreciation expense and items acquired during the second half of the year are subject to a half-year's depreciation expense. Low value assets with acquisition cost up to 410.00 EURO are expensed in full in the year of acquisition.

Investments in non-consolidated companies, related companies and other financial assets are valued at cost, or in the case of impairment, at their lower fair value. Non-interest bearing loans are written down to their present value.

Associated companies are valued at equity, or, if they are not material to the consolidated balance sheet, financial position and results of operations of the Group, at cost.

Raw materials and supplies are valued at the lower of cost or market. Work in process is valued at manufacturing cost, comprising direct costs and indirect material and production overheads, including

depreciation. Identifiable specific risks are covered by inventory write-downs or provisions for onerous contracts.

Receivables, other assets, cash and cash equivalents are valued at their nominal value. Non-interest bearing receivables which mature after more than one year from the balance sheet date are discounted to their present value. Identifiable specific risks and the general credit risk are covered by appropriate write-downs. Allowances for losses arising from settlement of accounts are disclosed in other accrued liabilities. Reinstatement write ups for noncurrent and current assets will be carried out as far as applicable.

Accrued pension liabilities relating to the Group's German companies are based on actuarial valuation and have been computed using the German Teilwert method (which is similar to the entry age actuarial cost method) and an interest rate of 6%. Pension obligations for non-German companies are valued in accordance with US GAAP respectively Canadian GAAP based on actuarial calculations. Due to the fact, that such obligations in comparison to the German pension liabilities are not material we did not perform a revaluation for German GAAP purposes.

Accrued taxes and other accrued liabilities are computed using the principles of fair and reasonable valuation. Accrued liabilities for personnel and social obligations, which comprise future benefits arising in yearly installments are computed actuarially using the German Teilwert method and an interest rate of 5.5%.

Provisions are recognized to cover losses or liabilities which are likely to be incurred but which are uncertain as to amount or timing. The amounts recognized represent the best estimate of the liability based on available information.

Restructuring provisions of T€ 4,579 (PY T€ 199) relate primarily to estimated costs to be incurred in connection with restructuring activities at MTU Aero Engines GmbH (PY MTU Maintenance Canada Ltd.).

Accruals for negative fair values of derivatives are valued by comparing the contractual rates with the fair values of the derivatives at the balance sheet date.

Liabilities are shown at their repayment amounts.

Revenue relating to the sale of goods is recognized when title passes to the customer, which is generally shipment date. There is one exception: in the case of risk and revenue-sharing partnership ("RRSP") arrangements, in which revenue is recognized on the basis of the date products are delivered by the leading partner to the final customer.

Revenue from services is recognized when the services have been performed and accepted by the customer.

Transactions are recorded as extraordinary items when they fall outside of the ordinary activities, i.e. transactions are exceptional for the business either by nature and/or amount and would not provide a true and fair view of the Group's results of operations, if shown as income/expense from ordinary activities.

Income taxes are determined in accordance with the legislation of the countries in which the consolidated entities operate. Deferred tax assets or liabilities are computed on all timing differences between the accounting and tax bases of assets and liabilities. Deferred tax assets are only recognized when they arise from consolidation procedures. Deferred tax liabilities are not recorded on "permanent" timing differences. Deferred tax assets and liabilities are offset when they relate to the same entity.

MTU uses derivative financial instruments to hedge exchange rate fluctuations of the US Dollar. Derivative contracts are considered to be pending contracts and therefore are recorded at their inception in memorandum accounts at their notional contract amount. However if the fair value of a derivative instrument at the balance sheet date is negative, MTU recognizes a provision. Unrealized gains are not recognized. Gains and losses on derivative contracts are recognized in the statement of income when a contract is closed. Hedge accounting is not applied.

A concentration of credit risk (whether on or off-balance sheet) exists when changes in economic or other conditions affect in a similar way, the ability of groups of customers or counter parties with similar

economic characteristics to meet their contractual obligations to the Group. The potential credit risk for MTU relates primarily to cash and cash equivalents and receivables. At December 31, 2003, MTU's cash and cash equivalents were placed primarily in cash management pools with financial institutions owned by DaimlerChrysler.

Concentration of credit risk also arises from the fact that MTU offers similar products to similar customers in similar product markets. As disclosed in Note 19, net revenues from six customers represented 61.9% and 65.6% of total net revenues in 2003 and 2002 respectively.

Group reporting entity

The consolidated financial statements comprise MTU Aero Engines GmbH and the following German and non-German subsidiaries:

Name, registered offices	Share-holding (%)
German	
MTU Maintenance Hannover GmbH, Langenhagen	100.0
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	100.0
RSZ Beteiligungs- und Verwaltungs GmbH, Munich	100.0
ATENA Gesellschaft für Engineering Services mbH, Munich	100.0
Non-German	
MTU Maintenance Canada Ltd., Richmond, British Columbia, Canada	100.0
Vericor Power Systems L.L.P., Atlanta, Georgia, USA	100.0
MTU Aero Engines North America Inc., Rocky Hill, Connecticut, USA	100.0
ATENA Inc., East Hartford, Connecticut, USA	100.0

The mainly changes in the group reporting entity were as follows:

With effect from July 31, 2003, MTU Aero Engines Design Inc., Rocky Hill (Connecticut, USA) and MTU Aero Engines Components Inc., Newington (Connecticut, USA) has been merged with its former holding, MTU Aero Engines North America Inc., Rocky Hill (Connecticut, USA) to a new company.

As at November 2003 MTU Aero Engines GmbH acquired the remaining 30% share of MTU Maintenance Canada Ltd., Richmond (British Columbia, Canada) from Air Canada. Beginning with this date, MTU Canada is a 100% daughter of MTU Aero Engines GmbH.

The minority interest related to MTU Maintenance Canada Ltd. which was 30% owned in 2002 by Air Canada. Losses attributable to a minority shareholder may exceed the minority interest in the equity of the subsidiary. In this case, the excess, and any further losses applicable to the minority, are not charged against the minority interest unless the minority has a binding obligation to, and is able to, compensate the losses. MTU Maintenance Canada Ltd had negative equity at December 31, 2002. No minority interest was shown in the balance sheet at December 31, 2002, since Air Canada did not have a contractual liability to make good MTU-C's negative equity.

Profit and loss transfer agreements are in place between MTU Aero Engines GmbH and the following subsidiaries:

Name, registered offices	From
MTU Maintenance Hannover GmbH, Langenhagen	1979
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	1991
MTU-Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich	1984

Consolidation principles

Cost of investment and equity are consolidated using the German "book value method" under which the parent company's cost of investment is eliminated against the relevant company's share capital and retained earnings at the date of acquisition.

MTU does not consolidate MTU München Unterstützungskasse GmbH (Munich/Germany) because the Group does not have the power to govern the financial and operating policies so as to obtain benefits from its activities.

MTU-Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich and MTU Maintenance do Brasil Ltda. (Sao Carlos/Brazil) are not consolidated because they are not material (including on an aggregated basis) for the fair presentation of the net assets, financial position, results of operations and cash flows of the Group.

The associated companies Pratt & Whitney Canada Customer Service Centre Europe GmbH (Ludwigsfelde/Germany) and MTU Maintenance Zhuhai Co. Ltd. (Zhuhai/China) are consolidated using the equity method. The investment in these companies is initially recorded at cost and the carrying amount is adjusted for subsequent contributions and MTU's share of the associate company's income, losses and distributions.

A further seven associated companies are disclosed as investments in related companies, and are not accounted for at equity, but at cost, as they are not material for the fair presentation of the net assets, financial position and results of operations of the Group.

Intercompany receivables and payables are eliminated. Differences resulting from the elimination of intercompany balances are recognized in the statement of income.

All material intercompany profits on intercompany sales of goods and services are eliminated.

Intercompany sales and other income are eliminated against the relevant costs.

The deferred tax asset shown in the consolidated balance sheet results from consolidation procedures with income effect.

Currency translation

Foreign currency receivables and cash assets are translated in the individual entity financial statements at the original exchange rate or at the closing rate if lower; foreign currency liabilities are translated at the original exchange rate or at the closing rate, if higher. Insignificant differences from exchange rate adjustments were not applied to foreign companies for immateriality reasons.

For the purposes of the consolidated financial statements, the individual entity financial statements of all foreign companies are translated into Euro at closing exchange rates.

Non-current assets are translated at closing exchange rates and the resulting translation differences are shown separately.

Income and expense items as well as net income are translated using quarterly average exchange rates for the respective periods. Transfers to/from retained earnings and the unappropriated profit are translated at closing exchange rates. The difference arising from translating net income at quarterly average exchange rates as opposed to closing rates is recognized in equity.

The following exchange rates have been used for financial years 2002 and 2003 to translate balance sheets and statements of income denominated in currencies other than the Euro:

Foreign currency

1 € =	Exchange rate at December 31, 2003	2002	Annual average exchange rate 2003	2002
United States (USD)	1.2630	1.0487	1.1304	0.9451
Canada (CAD)	1.6234	1.6550	1.5811	1.4833
China (CNY)	10.4642	8.6837	9.3581	7.8211

Use of estimates

The preparation of financial statements in conformity with German GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the decision to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates relate to depreciation, amortization and impairment of non-current assets, contract work in progress, inventory write-downs, doubtful accounts and legal liabilities. Actual results could differ from those estimates.

Notes to the Consolidated Balance Sheet

For movements in non-current assets in the period under review we refer to page F-86.

(1) Intangible Assets

Intangible assets amount to T€ 47,575 (PY: T€ 54,380) and comprise licenses, goodwill and usufractuary rights.

Goodwill relates to the following companies:

in T-Euro	12/31/2003	12/31/2002
Vericor Power Sysems L.L.C., Atlanta, USA	2,518	2,704
ATENA Gesellschaft für Engineering Services mbH, Munich, Germany	2,071	2,230
Total goodwill	4,589	4,934

Goodwill is recognized as an asset and amortized straight-line over a period of 15 years.

(2) Property, plant and equipment

Property, plant and equipment increased by T€ 4,423 to T€ 212,771. Major additions in 2003 comprise tooling in Munich and Hannover as well as machinery in Munich and Hannover. Disposals are mainly caused by technical replacement.

(3) Financial assets

Financial assets comprise principally investments in non-consolidated affiliated companies as well as investments in associated and other companies.

(4) Inventories

in T-Euro	12/31/2003	12/31/2002
Raw materials and supplies	172,141	201,664
Work in process, services in process	245,570	238,987
Advance payments made	2,062	4,448
Total inventories	419,773	445,099

(5) Advance payments received

Advance payments received totaling T€ 288,053 (PY T€ 255,129) relate almost entirely to long-term contract work and have been offset against inventories on the face of the balance sheet. The amount includes T€ 150,520 (PY T€ 109,915) received from related project companies.

(6) Receivables

in T-Euro	12/31/2003		12/31/2002	
Trade receivables		221,334		315,150
—of which due after more than one year	5,031		9,960	
Receivables from affiliated companies		23,926		327,937
—of which due from shareholder	0		14,503	
Receivables from related companies		71,049		53,461
Total receivables		316,309		696,548
—of which due after more than one year	5,031		9,960	

Trade receivables due after more than one year as of 31 December 2003 are mainly linked to the sale of a MRO contract with a term of 3 years installments.

Receivables from related parties are further explained in the "Related party transactions" section at the end of these notes. Receivables are shown net of liabilities against the respective party.

Receivables from affiliated companies relate to trading and financial transactions. They include cash funds due from DaimlerChrysler AG, amounting to T€ 23,218 (PY T€ 311,021).

(7) Other assets

in T-Euro	12/31/2003		12/31/2002	
Amounts due from:				
Tax authorities		3,838		747
Employees		676		1,251
Suppliers		7,853		8,378
Other debtors		8,128		3,003
Total other assets		20,495		13,379
—of which due after more than one year	438		441	

Amounts due within one year from tax authorities relate to value added tax and income tax prepayments.

(8) Cash and cash equivalents

in T-Euro	12/31/2003	12/31/2002
Cheques, cash, Federal Bank account	34	997
Cash at banks and postal giro account	4,599	13,249
Total cash	4,633	14,246

(9) Prepaid expenses and deferred taxes

in T-Euro	12/31/2003	12/31/2002
Prepaid expenses	5,924	3,610
Deferred taxes	61	0
Total prepaid expenses and deferred taxes	5,985	3,610

(10) Capital stock

The amount disclosed represents the capital stock of MTU Aero Engines GmbH, which is unchanged from the previous year.

(11) Additional paid-in capital

Additional paid-in-capital was distributed at year end.

(12) Retained earnings

Retained earnings comprise the retained earnings of MTU Aero Engines GmbH as well as the difference between the Group's cost of investment and share of equity, recognized in conjunction with capital consolidation. Retained earnings also include the unappropriated profits and losses of consolidated subsidiaries. Adjustments resulting from consolidation procedures with income effect are also recognized under this heading. Retained earnings pursuant to § 29 (4) GmbHG, which result from the revaluation of certain assets in 1987, amount to T€ 2,281 (PY T€ 2,281).

in T-Euro	12/31/2003	12/31/2002
Legal reserves	2,281	2,281
Other retained earnings	(504,199)	(24,561)
Total retained earnings	(501,918)	(22,280)

(13) Accrued pension liabilities

in T-Euro	12/31/2003		12/31/2002	
Accrued pension liabilities (regular schemes)		246,964		227,497
—of which due within one year	10,600		10,419	
Accrued liabilities relating to deferred compensation arrangements		8,409		6,678
—of which due within one year	342		136	
Other accrued pension liabilities		0		478
Total accrued pension liabilities	255,373		234,653	
—of which due within one year	10,942		10,555	

Indirect pension obligations of MTU München Unterstützungskasse GmbH (Munich, Germany), amounting to T€ 13,334 (PY: T€ 12,140) are not recognized as a liability.

(14) Other accrued liabilities

in T-Euro	12/31/2003	12/31/2002
Accrued taxes	1,141	1,047
Deferred taxes	0	56
Other accrued liabilities	595,559	690,648
Total other provisions	596,700	691,751

Accrued taxes relate to tax liabilities that have not yet been definitively assessed.

Deferred taxes in 2002 result from consolidation procedures with income effect.

Other accrued liabilities relate to risks relating to pending contracts, product liability and litigation risks, warranty obligations, program risks and personnel-related obligations.

Other accrued liabilities

in T-Euro	12/31/2003	12/31/2002
Risks relating to pending contracts	477,369	502,074
Subsequent costs on billed contracts	44,950	77,768
Personnel-related measures	43,880	49,132
Warranties	8,156	10,020
Product liability and litigation risks	5,311	24,981
Restructuring	4,579	199
Losses arising from settlement of accounts	3,941	14,861
Cost of annual report & general meeting	2,727	2,716
Deferred maintenance work carried out in first quarter of following year	1,246	2,270
Negative fair values of derivatives	0	5,847
Environmental protection risks	0	363
Miscellaneous other provisions	3,400	417
Total other accrued liabilities	595,559	690,648

Accrued liabilities for personnel-related measures include part-time work arrangements for older employees ("Altersteilzeit") amounting to T€ 18,508 (PY T€ 17,849) and stock-based compensation arrangements amounting to T€ 224 (PY T€ 134).

(15) Advance payments received

(16) Financial liabilities

(17) Trade liabilities

(18) Other liabilities

in T-Euro	12/31/2003		12/31/2002	
Advance payments received		34		69,970
—of which due within one year	34		69,970	
Financial liabilities		12,171		11,974
—of which due within one year	159		0	
—of which due between one and five years	0		191	
—of which due after more than five years	12,012		11,783	
Trade liabilities		179,608		207,161
—of which due within one year	178,827		206,184	
—of which due between one and five years	781		977	
Other liabilities				
Liabilities to affiliated companies		19,071		45,187
—of which due within one year	19,071		45,187	
—of which due to shareholder	124		0	
Liabilities to related companies		52,097		45,315
—of which due within one year	52,097		45,315	
Miscellaneous other liabilities		92,181		85,105
—of which due within one year	87,990		81,656	
—of which due between one and five years	1,671		914	
—of which due after more than five years	2,520		2,535	
—of which for taxes	14,761		5,917	
—of which for social security	22,528		11,804	
Total other liabilities		163,349		175,607
Total liabilities		355,162		464,712
—of which due within one year	338,178		448,312	
—of which due between one and five years	2,452		2,082	
—of which due after more than five years	14,532		14,318	

Last year's advance payments received relate mainly to the project company EUROJET Turbo GmbH, Munich.

Liabilities to affiliated companies relate to trading and financial transactions. They include short-term financial liabilities of T€ 10,530 (PY: T€ 35,831) due to non-German DaimlerChrysler finance holding companies.

Liabilities to related companies relate primarily to project companies.

For further information on related party transactions we refer to our separate note at the end of these notes.

Miscellaneous other liabilities comprise mainly personnel (vacation and flex-time accrual [T€ 27,663; PY T€ 39,275], old age part-time accrual [T€ 12,854; PY T€ 11,625]) and social security related obligations (T€ 22,528; PY T€ 11,804).

Contingent liabilities

Contingent liabilities of the Group at December 31, 2003 amount to T€ 128,000 (PY: T€ 324,456) and relate mainly to risk and revenue sharing contracts.

Contingent liabilities from risk and revenue sharing contracts

in T-Euro	12/31/2003 gross	12/31/2003 net	12/31/2002 gross	12/31/2002 net
GE	31,032	29,480	57,148	49,997
IAE	39,129	37,622	47,558	40,354
PWA	19,315	18,350	199,943	189,945
Total	89,476	85,452	304,649	280,296

The gross amount is the total contingency, while the net amount discloses the off balance risk, already reduced by the on balance provisions.

Non-quantifiable contingent liabilities result from contract performance guarantees given by MTU Aero Engines in conjunction with military and civil cooperation programs.

Other financial commitments

Other financial commitments under existing rental, property lease and leasing contracts amount to T€ 102,324 (PY: T€ 90,104), of which T€ 19,032 (PY: T€ 2,706) relate to affiliated companies.

Operating lease obligations 12/31/2003 due in:

in T-Euro	
2004	11,640
2005	11,582
2006	10,450
2007	8,538
2008	11,829
after 2008	48,285
Total operating lease obligations	102,324
—of which relating to affiliated companies	19,032

Purchase order commitments in connection with capital expenditure and regulatory requirements are within the normal scope of business.

Notes to the Consolidated Statement of Income

(19) Revenues

in M-Euro	2003	2002
Revenues from sales of goods and services:		
Sale of goods	1,153	1,379
Sale of services	787	918
Total	1,940	2,297
Analysis of revenues by business unit:		
Commercial aero engines programs	920	1,142
Military aero engines programs	447	461
Maintenance, repair and overhaul	573	694
Analysis of revenues by region:		
Germany	445	425
Other	1,495	1,872
Breakdown of non-German revenues:		
Other E.U. countries	239	236
Other European countries	9	17
North America	1,040	1,424
Asia	151	154
Africa	8	5
Other countries	48	36

Revenues by major customers

%	2003	2002
Pratt & Whittney Aircraft, USA	14.9%	16.6%
Pratt & Whitney Canada, Canada	2.5%	4.3%
General Electric Co., USA	14.6%	17.5%
IAE International Aero Engines AG, Switzerland	11.5%	10.4%
EUROJET Turbo GmbH, Germany	8.7%	8.1%
Turbo-Union Ltd., UK	9.7%	8.7%
Total	61.9%	65.6%

No other customer accounted for 5% or more of MTU's total net revenues for the periods presented. MTU expects that a significant portion of its future revenues will continue to be generated by these customers and points out that any substantial reduction in orders by one of these customers could have a material adverse effect on MTU's operating results and financial condition.

(20) Cost of sales

in T-Euro	2003	2002
Cost of materials	1,206,265	1,293,195
Personnel expenses	447,690	444,828
Amortization and depreciation	59,990	52,817
Other	(14,164)	189,418
Total cost of sales	1,699,781	1,980,258

(21) Selling expenses

in T-Euro	2003	2002
Cost of materials	16,308	9,506
Personnel expenses	47,129	40,316
Amortization and depreciation	379	1,289
Other	17,573	22,593
Total selling expenses	81,389	73,704

(22) General administrative expenses

in T-Euro	2003	2002
Personnel expenses	25,320	25,928
Amortization and depreciation	745	1,230
Other	23,445	17,411
Total general administrative expenses	49,510	44,569

(23) Other operating income

in T-Euro	2003	2002
Change in provisions for FX-contracts	5,847	112,639
Gains from FX-contracts	49,481	6,781
Exchange gains	23,940	35,354
Other	19,865	15,378
Total other operating income	99,133	170,152

Other comprise mainly release of accrued liabilities and payments of the insurance company for insured events.

(24) Other operating expenses

in T-Euro	2003	2002
Losses from FX-contracts	1,603	37,064
Exchange losses	84,466	83,512
Other	7,708	5,428
Total other operating expenses	93,777	126,004

(25) Financial result

Income from affiliated, associated and related companies

in T-Euro	2003		2002	
Income from profit and loss transfer agreements		1,397		691
Income from tax allocation		210		443
Other income from affiliated, associated and related companies		612		3,154
—of which from affiliated companies	462		3,000	
Losses from associated companies		8,878		3,256
		(6,659)		1,032
Interest Income				
Income from long-term financial assets		31		20
Other interest and similar income		9,854		18,836
—of which from affiliated companies	8,528		15,646	
Interest and similar expenses		4,660		4,452
—of which to affiliated companies	3,549		3,417	
		5,225		14,404
Other financial income (expense)				
Losses from write-down of securities		0		1,467
Losses on disposal of financial assets		355		0
Other financial expenses		262		0
Gains on disposal of financial assets		185		162
Income from reversal of write-downs on financial assets		992		17
Other financial income		106		297
		666		(991)
Total financial result		(768)		14,445

Income from profit and loss transfer agreements result from MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich, T€ 1,397 (PY T€ 640).

Income from tax allocation relate to MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich, T€ 210 (PY T€ 443).

Other income from affiliated, associated and related companies refer mostly to DaimlerChrysler "Retura" Beteiligungsverwaltungsgesellschaft mit beschränkter Haftung, Stuttgart, T€ 462 (T€ 3,462 dividends and expenses of T€ 3,000 from consolidation by using the equity method) (PY income of T€ 3,000 from consolidation by using the equity method) and EUROJET Turbo GmbH, Munich, T€ 132 (PY T€ 132).

Losses from associated companies are attributable to MTU Maintenance Zhuhai Co. Ltd, Zhuhai and Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde, from consolidation by using the equity method.

Income from write-up of securities which are held to cover Canadian pension obligations result from a increase in value of the respective securities.

(26) Extraordinary income

The profit mainly arose from merger of the MTU Beteiligungsgesellschaft mbH (Munich/Germany) with MTU Aero Engines GmbH (Munich/Germany).

(27) Income taxes

in T-Euro	2003	2002
Current income taxes	49,587	59,674
Deferred income taxes	(127)	65
Total income taxes	49,460	59,739

(28) Expense for profit transfer

In accordance with the Profit and Loss Transfer Agreement dated December 21, 2000, MTU-M's profit of T€ 535,124 (PY T€ 220,098) was transferred to DaimlerChrysler Luft- und Raumfahrt Holding AG (Munich/Germany).

Additional information as to Company's consolidated results of operations

In continuation with the last year's reporting we show a reconciliation from Income from ordinary activities to Earnings before Interest and Taxes (EBIT) and Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) for the two years ended December 31 as follows:

in T-Euro	2003	2002
Income from ordinary activities	113,890	256,923
– Interest income	(5,225)	(14,404)
= EBIT	108,665	242,519
+ Depreciation and Amortization	62,010	56,724
= EBITDA	170,675	299,243
+ Expenses related to restructuring	31,164	11,283
= Adjusted EBITDA	201,839	310,526

In the period under review EBITDA has been significantly affected by transactions, which are not related to the Company's operating activities, however do not qualify as extraordinary items according to § 277 (4) HGB. On our operating results we make the following representations:

Due to ongoing losses since its inception in 1998 MTU-Canada has launched a restructuring program in 2002 to down-size its operations. Associated restructuring costs amount to T€ 7,365 (PY: T€ 10,052) and are related to write-off of inventories (T€ 2,799), write-off of receivables (T€ 975), expenses for reduction of personnel (T€ 1,066) and other expenses (T€ 2,525).

MTU Aero Engines GmbH recorded expenses of T€ 23,799 (PY T€ 1,231) for reduction of workforce.

These restructuring costs are included in cost of sales (T€ 20,589), selling expenses (T€ 6,483) and general administrative expenses (T€ 4,092).

Because of the USD/EUR exchange rate movement MTU has reported significant exchange losses, of which T€ 27,571 are attributable to the revaluation of USD cash balances. The latter is disclosed as other operating expenses (T€ 27,571; PY T€ 14,044).

Other disclosures

Personnel expenses

in T-Euro	2003		2002	
Wages and salaries		416,462		402,265
Social security, welfare and pension cost		109,466		97,660
—of which pension cost	31,436		29,890	
Total personnel expenses		525,928		499,925

Employees

	Number Average for 2003	Dec 31, 2003	Number Average for 2002	Dec 31, 2002
Wage earners	3,589	3,396	3,804	3,731
Salary earners	4,236	4,167	4,049	4,228
Apprentices/trainees	410	449	358	417
Total number of employees	8,235	8,012	8,211	8,376

Cost of materials

in T-Euro	2003	2002
Cost of raw materials	541,770	594,037
Cost of purchased services	640,806	717,441
Total cost of materials	1,182,576	1,311,478

Other taxes

in T-Euro	2003		2002	
Expenses for other taxes		1,181		1,228
—of which not relating to the period under review	7		26	

Order intake

Business Unit	2003 M €	%	2002 M €	%
Commercial aero engine programs	1,397	49.55	1,233	55.72
Military aero engine programs	867	30.76	274	12.38
Commercial maintenance, repair and overhaul	555	19.69	706	31.90
Total order intake	2,819	100.00	2,213	100.00

Related party transactions

Receivables from related and associated companies

in T-Euro	2003	2002
Turbo Union Ltd.	31,870	35,701
EUROJET Turbo GmbH	28,951	15,967
MTU Maintenance Zhuhai Co. Ltd.	4,404	1,260
MTU-Turbomeca Rolls-Royce GmbH	3,735	533
Airfoil Services Sdn. Bhd.	1,406	0
EPI Europrop International GmbH	683	0
Total receivables from related and associated companies	71,049	53,461

Payables to related and associated companies

in T-Euro	2003	2002
IAE International Aero Engines AG	39,043	44,838
Pratt & Whitney Canada Customer Service Centre Europe GmbH	13,053	477
Ceramic Coating Centre	1	0
Total payables to related and associated companies	52,097	45,315

Receivables from related and associated parties mainly result from operating activities.

Transactions with DaimlerChrysler and its affiliates

MTU still participated in the DaimlerChrysler cash pooling system for the hole year 2003. Other transactions with DaimlerChrysler companies are not material. MTU received and performed services from and for DaimlerChrysler and its affiliates, including administrative, data processing, personnel administration, maintenance, security, financial and legal services.

List of investments

The main investments in affiliated and associated companies at December 31, 2003 were as follows:

Name, registered office	Share-holding (%)	Equity Dec 31, 2003 in T-€	Result 2003 in T-€
Affiliated companies			
MTU München Unterstützungskasse GmbH, Munich	100.0	6,392	(593)
Associated companies			
Airfoil Services Sdn. Bhd., Shah Alam(*)	50.0	1,972	(86)
MTU Maintenance Zhuhai Co. Ltd., Zhuhai(*)	50.0	37,731	(16,976)
Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde	50.0	5,578	(4,648)

(*) *Equity translated at closing rate on December 31, 2003. Result translated at average exchange rate for 2003.*

Publication of individual company financial statements

The individual company financial statements as of December 2003 of German companies with a profit and loss transfer agreement with MTU Aero Engines GmbH included in MTU's consolidated financial statements will not be published in accordance with § 264 (3) HGB.

Representative bodies of the Company

Remuneration of the members of the Executive Management (Geschäftsführung) of MTU Aero Engines GmbH amounted to T€ 1,819. Remuneration of the Supervisory Board amounted to T€ 79. Remuneration of former members of the Executive Management and their surviving dependants amounted to T€ 710. Pension obligations to former members of the Executive Management and their surviving dependants amount to T€ 7,216 (included in accrued pension liabilities).

Members of the Executive Management (Geschäftsführung):

Dr. Klaus Steffens (Chief Executive Officer)	Munich, Germany
Dr. Rudolf Müller (until January 26, 2004) (Human Ressources)	Munich, Germany
Dr. Michael Süß (Operations)	Munich, Germany
Reiner Winkler (Finance)	Munich, Germany

Members of the Supervisory Board:

Dr. rer. pol. Manfred Bischoff (President) Delegate for aerospace of DaimlerChrysler AG	Starnberg, Germany
Günter Sroka (Vice President)(*) Chairman of the Works Council of MTU Aero Engines GmbH	Dachau, Germany
Harald Flassbeck(*) Representative of IG Metall Verwaltungsstelle Munich	Unterhaching, Germany
Herbert Kauffmann Head of Group Accounting/Controlling of DaimlerChrysler AG	Stuttgart, Germany
Michael Keller(*) Qualified engineer (university of applied sciences)	Aindling, Germany
Dr. Edgar Krökel Vice President Mergers & Acquisition of DaimlerChrysler AG	Stuttgart, Germany
Prof. Dr. rer. nat. Walter Kröll President Helmholz-Gemeinschaft Deutscher Forschungszentren	Cologne, Germany
Josef Mailer(*) Mechanic for flight engines	Dachau, Germany
Dr. rer. pol. Klaus Mehrens(*) Regional Head of IG Metall Frankfurt/Main	Frankfurt/Main, Germany
Karl Trautmann(*) Vice President of the Works Council of MTU Aero Engines GmbH	Dachau, Germany
Prof. Klaus-Dieter Vöhringer Managing board member research & technology of DaimlerChrysler AG	Stuttgart, Germany
Dr. Sigmar Wittig Chairment of the Management Board of DLR Deutsches Zentrum für Luft- und Raumfahrt	Cologne, Germany

(*) *Employees' representative.*

Munich, January 27, 2004

Dr. Steffens Dr. Süß Winkler

INDEPENDENT AUDITORS' REPORT

We have audited the consolidated financial statements and group management report of MTU Aero Engines GmbH, Munich, for the year ended December 31, 2003. The preparation of the consolidated financial statements and group management report in accordance with German commercial law is the responsibility of the Executive Management of the group parent company. Our responsibility is to express an opinion on the consolidated financial statements and the group management report, based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that material misstatements affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with German accounting principles and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the internal control system relating to the accounting system and the evidence supporting the disclosures in the consolidated financial statements and in the group management report are examined primarily on a test basis within the framework of the audit. The audit also includes an assessment of the individual company financial statements included in consolidated financial statements, the scope of the reporting entity, the accounting and consolidation principles used, the significant estimates made by management as well as of the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with German accounting principles. On an overall basis, the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development.

Munich, January 28, 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Höfer	Harrieder
Wirtschaftsprüfer	Wirtschaftsprüfer

[This page intentionally left blank]

Consolidated Financial Statements

Annual Report 2002

(audited)

prepared in accordance with German Commercial Code

MTU Aero Engines GmbH, Munich

MTU Aero Engines GmbH

CONSOLIDATED BALANCE SHEET

in T-Euro	Notes	December 31, 2002		December 31, 2001
ASSETS				
Non-current assets				
Intangible assets	(1)	54,380		16,481
Property, plant and equipment, net	(2)	208,348		211,874
Financial assets	(3)	281,995		275,940
			544,723	504,295
Current assets				
Inventories	(4)	445,099		549,292
Advance payments received	(5)	(255,129)		(252,912)
		189,970		296,380
Receivables	(6)	696,548		801,207
Other assets	(7)	13,379		50,665
Cash and cash equivalents	(8)	14,246		30,223
			914,143	1,178,475
Prepaid expenses and deferred taxes	(9)		3,610	4,156
			1,462,476	1,686,926
SHAREHOLDER'S EQUITY AND LIABILITIES				
Shareholder's equity				
Capital stock	(10)	80,068		80,068
Additional paid-in capital	(11)	13,559		13,559
Retained earnings	(12),(13)	(22,280)		9,458
			71,347	103,085
Accrued liabilities				
Accrued pension liabilities	(14)	234,653		216,024
Other accrued liabilities	(15)	691,751		817,239
			926,404	1,033,263
Liabilities				
Advance payments received	(16)	69,970		0
Financial liabilities	(17)	11,974		16,297
Trade liabilities	(18)	207,161		311,455
Other liabilities	(19)	175,607		222,813
			464,712	550,565
Deferred income	(20)		13	13
			1,462,476	1,686,926

MTU Aero Engines GmbH, Munich

CONSOLIDATED STATEMENT OF INCOME

in T-Euro	*Notes*	**2002**	**2001**
Revenues	(21)	2,296,861	2,516,929
Cost of sales	(22)	1,980,258	2,262,515
Gross margin		316,603	254,414
Selling expenses	(23)	73,704	58,236
General administrative expenses	(24)	44,569	39,125
Other operating income	(25)	170,152	100,418
Other operating expenses	(26)	126,004	154,077
Financial result	(27)	14,445	36,801
Income from ordinary activities		256,923	140,195
Extraordinary income	(28)	0	249,621
Extraordinary expenses	(28)	0	164,866
Extraordinary items, net		0	84,755
Income taxes	(29)	59,739	97,912
Minority interest (share of loss)		0	2,410
Net income before profit and loss transfer agreement		197,184	129,448
Expense for profit transfer	(30)	220,098	157,755
Loss after profit and loss transfer agreement		(22,914)	(28,307)
Translation differences		3,054	5
Transfer from retained earnings		19,860	28,302
Unappropriated profit of MTU Aero Engines		0	0

MTU Aero Engines GmbH, Munich

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

in T-Euro	Capital Stock	Additional Paid-In-Capital	Retained Earnings	Shareholders Equity	Minority Interest	Total Equity
Balance at January 1, 2001	80,068	13,559	35,587	129,214	2,393	131,607
Dividends paid			(157,755)	(157,755)		(157,755)
Translation adjustments			2,178	2,178	17	2,195
Net Income			129,448	129,448	(2,410)	127,038
Balance at December 31, 2001	80,068	13,559	9,458	103,085	0	103,085
Dividends paid			(220,098)	(220,098)		(220,098)
Translation adjustments			(8,824)	(8,824)		(8,824)
Net Income			197,184	197,184		197,184
Balance at December 31, 2002	80,068	13,559	(22,280)	71,347	0	71,347

MTU Aero Engines GmbH, Munich

CONSOLIDATED STATEMENT OF CASH FLOW

in T-Euro	2002		2001	
Net income excluding extraordinary items		197,184		44,693
Minority interest		0		(2,410)
Non-cash income and expenses		(48,427)		145,056
Depreciation/write-downs/write-ups on non-current assets	58,174		59,272	
Profit/loss from associated companies	256		516	
Change in accrued pensions	18,629		11,961	
Change in other accrued liabilities	(125,488)		73,309	
Change in deferred tax assets	2		(2)	
Gain/loss on disposals of non-current assets		(1,010)		(3,988)
Change in current assets and liabilities (excluding items with financial character)		74,448		(67,420)
Inventories	106,410		(50,063)	
Receivables (excluding financial receivables)	41,439		(80,546)	
Liabilities (excluding financial liabilities)	(73,401)		63,189	
Extraordinary income (Retura)		0		249,621
Cash flow from operating activities		222,195		365,552
Investments in intangible assets and property, plant and equipment	(102,732)		(100,955)	
Investments in financial assets	(16,305)		(24,196)	
Proceeds from disposals of non-current assets	13,144		13,702	
Repayment of loans	708		410	
Cash flow from investing activities		(105,185)		(111,039)
Change in financial liabilities	(4,323)		(728)	
Dividends paid	(220,098)		(157,755)	
Foreign exchange translation adjustments	5,185		1,230	
Change in consolidation scope	(6,672)		0	
Cash flow from financing activities		(225,908)		(157,253)
Cash flow for the year		(108,898)		97,260
Net financial position at beginning of the period		398,334		301,074
Net financial position at end of the period		289,436		398,334
Net financial position		289,436		398,334
Cash	14,246		30,223	
Financial receivables (cash concentration)	311,021		412,071	
Financial payables (cash concentration)	(35,831)		(43,960)	

MTU Aero Engines GmbH, Munich

CONSOLIDATED STATEMENT OF NON-CURRENT ASSETS

in T-Euro	Acquisition or Manufacturing Costs: Balance at Jan 1, 2002	Currency change	Change in consolidated companies	Additions	Reclassi-fications	Disposals	Balance at Dec 31, 2002	Depreciation/Amortization: Balance at Jan 1, 2002	Currency change	Change in consolidated companies	Additions	Reversals	Disposals	Balance at Dec 31, 2002	Book Value(*): Balance at Dec 31, 2002	Balance at Dec 31, 2001
Intangible Assets																
Licences and usufructuary rights	23,335	(2,663)	9,478	31,990	37	1,025	61,152	7,332	(796)	2,081	4,117	0	1,028	11,706	49,446	16,003
Goodwill	0	0	0	5,186	0	0	5,186	0	0	0	252	0	0	252	4,934	0
Advance payments	478	4	0	0	0	482	0	0	0	0	0	0	0	0	0	478
	23,813	(2,659)	9,478	37,176	37	1,507	66,338	7,332	(796)	2,081	4,369	0	1,028	11,958	54,380	16,481
Property, plant and equipment																
Real estate, leasehold rights and buildings	222,871	(1,071)	(10,477)	2,295	596	1,215	212,999	149,927	(120)	(9,717)	4,604	0	728	143,966	69,033	72,944
Technical equipment, plant and machinery	402,112	(4,203)	0	26,423	11,360	24,075	411,617	321,672	(957)	0	26,462	0	14,049	333,128	78,489	80,440
Other equipment, fixtures, furniture and office equipment	229,372	(888)	995	19,155	5,292	39,019	214,907	192,208	(383)	449	21,289	0	38,685	174,878	40,029	37,164
Advance payments and construction in progress	21,326	(123)		17,683	(17,285)	804	20,797	0	0	0	0	0	0	0	20,797	21,326
	875,681	(6,285)	(9,482)	65,556	(37)	65,113	860,320	663,807	(1,460)	(9,268)	52,355	0	53,462	651,972	208,348	211,874
Financial Assets																
Investment in affiliated companies	395,652	0	0	3,149	51	0	398,852	164,892	0	0	0	0	0	164,892	233,960	230,760
Loans to affiliated companies	282	0	0	0	0	0	282	69	0	0	0	0	0	69	213	213
Investment in related companies	1,082	0	(511)	39	(51)	4	555	0	0	0	0	0	0	0	555	1,082
Loans to related companies	0	0	0	3,906	0	0	3,906	0	0	0	0	0	0	0	3,906	0
Investment in associated companies	29,051	(5,398)	0	11,417	0	3,256	31,814	0	0	0	0	0	0	0	31,814	29,051
Long term securities	14,699	(2,075)	0	0	0	0	12,624	810	(152)	0	1,467	0	0	2,125	10,499	13,889
Other loans	1,200	0	0	794	0	750	1,244	255	0	0	0	17	42	196	1,048	945
	441,966	(7,473)	(511)	19,305	0	4,010	449,277	166,026	(152)	0	1,467	17	42	167,282	281,995	275,940
	1,341,460	(16,417)	(515)	122,037	0	70,630	1,375,935	837,165	(2,408)	(7,187)	58,191	17	54,532	831,212	544,723	504,295

(*) *Currency translation changes with period end rates.*

Basis of preparation

MTU Aero Engines GmbH, Munich

The consolidated financial statements, consisting of consolidated balance sheet, consolidated statement of income, consolidated statement of changes in equity and consolidated statement of cash flow, have been prepared in accordance with the accounting provisions of the German Commercial Code and are shown in thousands of Euro (T€), with the exception of sales figures, which are disclosed in millions of Euro (M€). Items aggregated in the balance sheet and statement of income are shown separately in the Notes and explained where necessary.

Accounting Policies

Accounting policies are unchanged from the previous year. Assets and liabilities reported in the consolidated balance sheet are, where circumstances are identical throughout the Group, valued uniformly in line with the accounting policies of the parent company.

Intangible assets are stated at acquisition cost less scheduled depreciation. Goodwill on consolidation, resulting from an extension to the Group, is amortized on a straight-line basis over a period of 15 years.

Property, plant and equipment are valued initially at acquisition or manufacturing cost. Manufacturing cost comprises direct costs as well as attributable material and manufacturing overheads, including depreciation. Repair expenses are charged directly to the statement of income in the period in which they are incurred. Property, plant and equipment are removed from the consolidated balance sheet on disposal.

Property, plant and equipment are depreciated systematically using useful lives which comply with German tax rules. Depreciation commences from the date on which the relevant asset ready for service.

Scheduled depreciation on property, plant and equipment is based normally on the following useful lives:

	%	Years
Buildings	2%–4%	25–50
Light-weight constructions	10%	10
Site improvements	5%–10%	10–20
Technical equipment and machinery	10%–20%	5–10
Other facilities, factory and office equipment	6%–33%	3–15

Depreciation on buildings is computed using the maximum rates permitted for German tax purposes.

Movable assets which have a useful life of six years or more are depreciated using the reducing balance method. Depreciation reverts to the straight-line method as soon as spreading the net book value over the remaining useful life leads to a higher depreciation expense.

In accordance with tax simplification rules, items acquired during the first half of the year are subject to a full-year's depreciation expense and items acquired during the second half of the year are subject to a half-year's depreciation expense. Low value assets with acquisition cost up to 410.00 EURO are expensed in full in the year of acquisition.

Investments in non-consolidated companies, related companies and other financial assets are valued at cost, or in the case of impairment, at their lower fair value. Non-interest bearing loans are written down to their present value.

Associated companies are valued at equity, or, if they are not material to the consolidated balance sheet, financial position and results of operations of the Group, at cost.

Raw materials and supplies are valued at the lower of cost or market. Work in process is valued at manufacturing cost, comprising direct costs and indirect material and production overheads, including depreciation. Identifiable specific risks are covered by inventory write-downs or provisions for onerous contracts.

Receivables, other assets, cash and cash equivalents are valued at their nominal value. Non-interest bearing receivables which mature after more than one year from the balance sheet date are discounted to their present value. Identifiable specific risks and the general credit risk are covered by appropriate write-downs. Allowances for losses arising from settlement of accounts are disclosed in other accrued liabilities. Reinstatement write ups for noncurrent and current assets will be carried out as far as applicable.

Accrued pension liabilities relating to the Group's German companies are based on actuarial valuation and have been computed using the German Teilwert method (which is similar to the entry age actuarial cost method) and an interest rate of 6%. Pension obligations for non-German companies are valued in accordance with US GAAP respectively Canadian GAAP based on actuarial calculations. Due to the fact, that such obligations in comparison to the German pension liabilities are not material we did not perform a revaluation for German GAAP purposes.

Accrued taxes and other accrued liabilities are computed using the principles of fair and reasonable valuation. Accrued liabilities for personnel and social obligations, which comprise future benefits arising in yearly installments are computed actuarially using the German Teilwert method and an interest rate of 5.5%.

Provisions are recognized to cover losses or liabilities which are likely to be incurred but which are uncertain as to amount or timing. The amounts recognized represent the best estimate of the liability based on available information.

Restructuring provisions of T€ 199 (PY T€ 1,902) relate primarily to estimated costs to be incurred in connection with restructuring activities at MTU Maintenance Canada Ltd. (PY also MTU Aero Engines GmbH).

Accruals for negative fair values of derivatives are valued by comparing the contractual rates with the fair values of the derivatives at the balance sheet date.

Liabilities are shown at their repayment amounts.

Revenue relating to the sale of goods is recognized when title passes to the customer, which is generally shipment date. There is one exception: in the case of risk and revenue-sharing partnership ("RRSP") arrangements, in which revenue is recognized on the basis of the date products are delivered by the leading partner to the final customer.

Revenue from services is recognized when the services have been performed and accepted by the customer.

Transactions are recorded as extraordinary items when they fall outside of the ordinary activities, i.e. transactions are exceptional for the business by nature and amount and would not provide a true and fair view of the Group's results of operations, if shown as income/expense from ordinary activities.

Income taxes are determined in accordance with the legislation of the countries in which the consolidated entities operate. Deferred tax assets or liabilities are computed on all timing differences between the accounting and tax bases of assets and liabilities. Deferred tax assets are only recognized when they arise from consolidation procedures. Deferred tax liabilities are not recorded on "permanent" timing differences. Deferred tax assets and liabilities are offset when they relate to the same entity.

MTU uses derivative financial instruments to hedge exchange rate fluctuations of the US Dollar. Derivative contracts are considered to be pending contracts and therefore are recorded at their inception in memorandum accounts at their notional contract amount. However if the fair value of a derivative instrument at the balance sheet date is negative, MTU recognizes a provision. Unrealized gains are not recognized. Gains and losses on derivative contracts are recognized in the statement of income when a contract is closed. Hedge accounting is not applied.

A concentration of credit risk (whether on or off-balance sheet) exists when changes in economic or other conditions affect in a similar way, the ability of groups of customers or counter parties with similar economic characteristics to meet their contractual obligations to the Group. The potential credit risk for MTU relates primarily to cash and cash equivalents and receivables. At December 31, 2002, MTU's cash and cash equivalents were placed primarily in cash management pools with financial institutions owned by DaimlerChrysler.

Concentration of credit risk also arises from the fact that MTU offers similar products to similar customers in similar product markets. As disclosed in Note 21, net revenues from six customers represented 65.6% and 67.3% of total net revenues in 2002 and 2001 respectively.

Group reporting entity

The consolidated financial statements comprise MTU Aero Engines GmbH and the following German and non-German subsidiaries:

Name, registered offices	Share-holding (%)
German	
MTU Maintenance Hannover GmbH, Langenhagen	100.0
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	100.0
RSZ Beteiligungs- und Verwaltungs GmbH, Munich	100.0
ATENA Gesellschaft für Engineering Services mbH, Munich	100.0
Non-German	
MTU Maintenance Canada Ltd., Richmond, British Columbia, Canada	70.0
Vericor Power Systems L.L.P., Atlanta, Georgia, USA	100.0
MTU Aero Engines Design Inc., Rocky Hill, Connecticut, USA	100.0
MTU Aero Engines North America Inc., Rocky Hill, Connecticut, USA	100.0
MTU Aero Engines Components Inc., Newington, Connecticut, USA	100.0
ATENA Inc., East Hartford, Connecticut, USA	100.0

The changes in the group reporting entity were as follows:

With effect from July 1, 2002, Vericor Power Systems L.L.C. (Atlanta/USA) has been fully consolidated following an increase in the shareholding. This company was previously consolidated proportionately (50%). Vericor markets, sells, and operates the gas turbines ASE8, ASE40, ASE50, TF 40 and TF 50.

ATENA Gesellschaft für Engineering Services mbH (Munich/Germany), which was previously an associated company accounted for at cost, has been fully consolidated with effect from January 1, 2002, as a result of the increased shareholding. ATENA provides high-quality engineering and technology services for turbo systems and for customers engaged in the aviation, space travel, automotive, information and communication technology sectors.

ATENA Inc. (East Hartford/USA) was founded in 2002 as a branch of ATENA Gesellschaft für Engineering Services mbH and is engaged in similar activities.

MTU Anlagenvermietung GmbH (Munich/Germany) was sold on January 1, 2002 and is therefore no longer consolidated. The consideration amounted to T€ 7,821 and was received in cash.

Changes in the group reporting entity gave rise to the following changes in the consolidated financial statements:

	in T-€	%
Revenues	32,093	1.34
of which from acquisitions	33,527	1.40
of which from divestitures	(1,434)	(0.06)
Non-current assets	8,834	0.60
thereof property, plant and equipment	108	0.01
Inventories and receivables	7,533	0.52
Cash and cash equivalents	782	0.05
Assets	**17,149**	**1.17**
Shareholders' equity	5,009	0.34
Accrued liabilities	3,431	0.23
Liabilities	8,709	0.60
Shareholders' equity and liabilities	**17,149**	**1.17**

Profit and loss transfer agreements are in place between MTU Aero Engines GmbH and the following subsidiaries:

Name, registered offices	From
MTU Maintenance Hannover GmbH, Langenhagen	1979
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	1991
MTU-Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich	1984
Sulzer-MTU Casting Technology GmbH, Munich	1986

Consolidation principles

Cost of investment and equity are consolidated using the German "book value method" under which the parent company's cost of investment is eliminated against the relevant company's share capital and retained earnings at the date of acquisition.

MTU does not consolidate MTU München Unterstützungskasse GmbH (Munich/Germany) because the Group does not have the power to govern the financial and operating policies so as to obtain benefits from its activities.

MTU-Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich, Sulzer MTU Casting Technology GmbH (Munich/Germany), MTU Maintenance Malaysia Sdn. Bhd. (Shah Alam/Malaysia) and MTU Maintenance do Brasil Ltda. (Sao Carlos/Brazil) are not consolidated because they are not material (including on an aggregated basis) for the fair presentation of the net assets, financial position, results of operations and cash flows of the Group.

The associated companies DaimlerChrysler "Retura" Beteiligungsverwaltungsgesellschaft mbH (Stuttgart/ Germany), Pratt & Whitney Canada Customer Service Centre Europe GmbH (Ludwigsfelde/Germany) and MTU Maintenance Zhuhai Co. Ltd. (Zhuhai/China) are consolidated using the equity method. The investment in these companies is initially recorded at cost and the carrying amount is adjusted for subsequent contributions and MTU's share of the associate company's income, losses and distributions.

A further six associated companies are disclosed as investments in related companies, and are not accounted for at equity, but at cost, as they are not material for the fair presentation of the net assets, financial position and results of operations of the Group.

Intercompany receivables and payables are eliminated. Differences resulting from the elimination of intercompany balances are recognized in the statement of income.

All material intercompany profits on intercompany sales of goods and services are eliminated.

Intercompany sales and other income are eliminated against the relevant costs.

The deferred tax asset shown in the consolidated balance sheet results from consolidation procedures with income effect.

Currency translation

Foreign currency receivables and cash assets are translated in the individual entity financial statements at the original exchange rate or at the closing rate if lower; foreign currency liabilities are translated at the original exchange rate or at the closing rate, if higher. Insignificant differences from exchange rate adjustments were not applied to foreign companies for immateriality reasons.

For the purposes of the consolidated financial statements, the individual entity financial statements of all foreign companies are translated into Euro at closing exchange rates.

Non-current assets are translated at closing exchange rates and the resulting translation differences are shown separately.

Income and expense items as well as net income are translated using quarterly average exchange rates for the respective periods. Up to 2001, income and expense items were translated using average annual exchange rates. Transfers to/from retained earnings and the unappropriated profit are translated at closing exchange rates. The difference arising from translating net income at quarterly average exchange rates as opposed to closing rates is recognized in equity.

The following exchange rates have been used for financial years 2001 and 2002 to translate balance sheets and statements of income denominated in currencies other than the Euro:

Foreign currency

1 € =	Exchange rate at December 31, 2002	Exchange rate at December 31, 2001	Annual average exchange rate 2002	Annual average exchange rate 2001
United States (USD)	1.0487	0.8813	0.9451	0.8956
Canada (CAD)	1.6550	1.4077	1.4833	1.3863
China (CNY)	8.6837	7.2919	7.8211	7.4142

Use of estimates

The preparation of financial statements in conformity with German GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the decision to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates relate to depreciation, amortization and impairment of non-current assets, contract work in progress, inventory write-downs, doubtful accounts and environmental and legal liabilities. Actual results could differ from those estimates.

Notes to the Consolidated Balance Sheet

For movements in non-current assets in the period under review we refer to page F-112.

(1) Intangible Assets

Intangible assets amount to T€ 54,380 (PY T€ 16,481) and comprise licenses, goodwill and usufractuary rights.

Up to 2001, acquisitions did not give rise to goodwill or negative goodwill. Goodwill at December 31, 2002 relates to the following companies:

in T-Euro	12/31/2002	12/31/2001
Vericor Power Sysems L.L.C., Atlanta, USA	2,704	0
ATENA Gesellschaft für Engineering Services mbH, Munich, Germany	2,230	0
Total goodwill	4,934	0

Goodwill is recognized as an asset and amortized straight-line over a period of 15 years.

(2) Property, plant and equipment

Property, plant and equipment decreased by T€ 3,526 to T€ 208,348. Major additions in 2002 comprise machinery in Munich and Hannover as well as tooling in Munich, Hannover and Berlin. Disposals are mainly caused by technical replacement.

(3) Financial assets

Financial assets comprise principally investments in non-consolidated affiliated companies as well as investments in associated and other companies.

(4) Inventories

in T-Euro	12/31/2002	12/31/2001
Raw materials and supplies	201,664	196,723
Work in process, services in process	238,987	342,333
Advance payments made	4,448	10,236
Total inventories	445,099	549,292

(5) Advance payments received

Advance payments received totalling T€ 255,129 (PY T€ 252,912) relate almost entirely to long-term contract work and have been offset against inventories on the face of the balance sheet. The amount includes T€ 109,915 (PY T€ 119,574) received from associated project companies.

(6) Receivables

in T-Euro	12/31/2002		12/31/2001	
Trade receivables		315,150		341,668
—of which due after more than one year	9,960		13,455	
Receivables from affiliated companies		327,937		408,873
—of which due from shareholder	14,503		0	
Receivables from related companies		53,461		50,666
Total receivables		696,548		801,207
—of which due after more than one year	9,960		13,455	

Trade receivables due after more than one year as of 31 December 2002 are mainly linked to the sale of a MRO contract with a term of 3 years instalments.

Receivables from related parties are further explained in the "Related party transactions" section at the end of these notes. Receivables are shown net of liabilities against the respective party.

Receivables from affiliated companies relate to trading and financial transactions. They include cash funds due from DaimlerChrysler AG, amounting to T€ 311,021 (PY T€ 412,071).

(7) Other assets

in T-Euro	12/31/2002		12/31/2001	
Amounts due from:				
Tax authorities		747		242
Employees		1,251		1,434
Suppliers		8,378		7,819
Other debtors		3,003		41,170
Total other assets		13,379		50,665
—of which due after more than one year	441		394	

Amounts due within one year from tax authorities relate to value added tax.

(8) Cash and cash equivalents

in T-Euro	12/31/2002	12/31/2001
Cheques, cash, Federal Bank account	997	13
Cash at banks and postal giro account	13,249	30,210
Total cash	14,246	30,223

(9) Prepaid expenses and deferred taxes

in T-Euro	12/31/2002	12/31/2001
Prepaid expenses	3,610	4,154
Deferred taxes	0	2
Total prepaid expenses and deferred taxes	3,610	4,156

(10) Capital stock

The amount disclosed represents the capital stock of MTU Aero Engines GmbH, which is unchanged from the previous year.

(11) Additional paid-in capital

Additional paid-in-capital relates to the capital stock increase of MTU Aero Engines GmbH recorded in 1970.

(12) Retained earnings

Retained earnings comprise the retained earnings of MTU Aero Engines GmbH as well as the difference between the Group's cost of investment and share of equity, recognized in conjunction with capital consolidation. Retained earnings also include the unappropriated profits and losses of consolidated subsidiaries. Adjustments resulting from consolidation procedures with income effect are also recognized under this heading. Retained earnings pursuant to § 29 (4) GmbHG, which result from the revaluation of certain assets in 1987, amount to T€ 2,281 (PY T€ 2,281).

in T-Euro	12/31/2002	12/31/2001
Legal reserves	2,281	2,281
Other retained earnings	(24,561)	7,177
Total retained earnings	(22,280)	9,458

(13) Minority interest

The minority interest relates to MTU Maintenance Canada Ltd. which is 30% owned by Air Canada. Losses attributable to a minority shareholder may exceed the minority interest in the equity of the subsidiary. In this case, the excess, and any further losses applicable to the minority, are not charged against the minority interest unless the minority has a binding obligation to, and is able to, compensate the losses. MTU Maintenance Canada Ltd. has negative equity at December 31, 2002. No minority interest is shown in the balance sheet at December 31, 2002, since Air Canada does not have a contractual liability to make good MTU-C's negative equity.

(14) Accrued pension liabilities

in T-Euro	12/31/2002		12/31/2001	
Accrued pension liabilities (regular schemes)		227,497		211,410
—of which due within one year	10,419		9,800	
Accrued liabilities relating to deferred compensation arrangements		6,678		4,362
—of which due within one year	136		136	
Other accrued pension liabilities		478		252
Total accrued pension liabilities		234,653		216,024
—of which due within one year	10,555		9,936	

Indirect pension obligations of MTU München Unterstützungskasse GmbH (Munich, Germany), amounting to T€ 12,140 (PY T€ 10,061) are not recognized as a liability.

(15) Other accrued liabilities

in T-Euro	12/31/2002	12/31/2001
Accrued taxes	1,047	1,889
Deferred taxes	56	0
Other accrued liabilities	690,648	815,350
Total other provisions	691,751	817,239

Accrued taxes relate to tax liabilities that have not yet been definitively assessed.

Deferred taxes result from consolidation procedures with income effect.

Other accrued liabilities relate to risks relating to pending contracts, product liability and litigation risks, warranty obligations, program risks and personnel-related obligations.

Other accrued liabilities

in T-Euro	12/31/2002	12/31/2001
Risks relating to pending contracts	502,074	519,515
Subsequent costs on billed contracts	77,768	91,435
Personnel-related measures	49,132	41,243
Product liability and litigation risks	24,981	13,178
Losses arising from settlement of accounts	14,861	7,416
Warranties	10,020	16,376
Negative fair values of derivatives	5,847	118,486
Cost of annual report & general meeting	2,716	1,195
Deferred maintenance work carried out in first quarter of following year	2,270	3,070
Environmental protection risks	363	1,341
Restructuring	199	1,902
Miscellaneous other provisions	417	193
Total other accrued liabilities	690,648	815,350

Accrued liabilities for personnel-related measures include part-time work arrangements for older employees ("Altersteilzeit") amounting to T€ 17,849 (PY T€ 20,107) and stock-based compensation arrangements amounting to T€ 134 (PY T€ 114).

(16) Advance payments received

(17) Financial liabilities

(18) Trade liabilities

(19) Other liabilities

in T-Euro	12/31/2002		12/31/2001	
Advance payments received		69,970		0
—of which due within one year	69,970		0	
Financial liabilities		11,974		16,297
—of which due within one year	0		2,445	
—of which due between one and five years	191		0	
—of which due after more than five years	11,783		13,852	
Trade liabilities		207,161		311,455
—of which due within one year	206,184		308,326	
—of which due between one and five years	977		3,129	
Other liabilities				
Liabilities to affiliated companies		45,187		63,248
—of which due within one year	45,187		63,248	
—of which due to shareholder	0		2,469	
Liabilities to related companies		45,315		84,406
—of which due within one year	45,315		84,406	
Miscellaneous other liabilities		85,105		75,159
—of which due within one year	81,656		71,901	
—of which due between one and five years	914		793	
—of which due after more than five years	2,535		2,465	
—of which for taxes	5,917		5,298	
—of which for social security	11,804		11,145	
Total other liabilities		175,607		222,813
Total liabilities		464,712		550,565
—of which due within one year	448,312		530,326	
—of which due between one and five years	2,082		3,922	
—of which due after more than five years	14,318		16,317	

Advance payments received relate mainly to the project company EUROJET Turbo GmbH, Munich.

Liabilities to affiliated companies relate to trading and financial transactions. They include short-term financial liabilities of T€ 35,831 (PY T€ 43,960) due to non-German DaimlerChrysler finance holding companies.

Liabilities to related companies relate primarily to project companies.

For further information on related party transactions we refer to our separate note at the end of these notes.

Miscellaneous other liabilities comprise mainly personnel (vacation and flex-time accrual [T€ 39,275; PY T€ 35,296], old age part-time accrual [T€ 11,625; PY T€ 9,284]) and social security related obligations (T€ 11,804; PY T€ 11,145).

(20) Deferred income

Deferred income amounts to T€ 13 (PY T€ 13) and relates to rental and lease income.

Contingent liabilities

Contingent liabilities of the Group at December 31, 2002 amount to T€ 324,456 (PY T€ 151,733) and relate mainly to risk and revenue sharing contracts.

Contingent liabilities from risk and revenue sharing contracts

	12/31/2002		12/31/2001	
in T-Euro	gross	net	gross	net
GE	57,148	49,997	68,041	59,526
IAE	47,558	40,354	49,628	46,661
PWA	199,943	189,945	30,513	28,988
Total	304,649	280,296	148,182	135,175

The gross amount is the total contingency, while the net amount discloses the off balance risk, already reduced by the on balance provisions.

Non-quantifiable contingent liabilities result from contract performance guarantees given by MTU Aero Engines in conjunction with military and civil cooperation programs.

Other financial commitments

Other financial commitments under existing rental, property lease and leasing contracts amount to T€ 90,104 (PY T€ 31,929), of which T€ 2,706 (PY T€ 2,324) relate to affiliated companies.

Operating lease obligations 12/31/2002 due in:

in T-Euro	
2003	9,961
2004	9,527
2005	7,203
2006	7,129
2007	5,973
after 2007	50,311
Total operating lease obligations	90,104
—of which relating to affiliated companies	2,706

Purchase order commitments in connection with capital expenditure and regulatory requirements are within the normal scope of business.

Notes to the Consolidated Statement of Income

(21) Revenues

Revenues from sales of goods and services:

in M-Euro	2002	2001
Sale of goods	1,379	1,644
Sale of services	918	873
Total	2,297	2,517
Analysis of revenues by business unit:		
Commercial aero engines programs	1,142	1,481
Military aero engines programs	461	407
Maintenance, repair and overhaul	694	629
Analysis of revenues by region:		
Germany	425	360
Other	1,872	2,157
Breakdown of non-German revenues:		
Other E.U. countries	236	215
Other European countries	17	26
North America	1,424	1,735
Asia	154	99
Africa	5	16
Other countries	36	66

%	2002	2001
Revenues by major customers		
Pratt & Whittney Aircraft, USA	16.6%	16.6%
Pratt & Whitney Canada, Canada	4.3%	5.1%
General Electric Co., USA	17.5%	22.4%
IAE International Aero Engines AG, Switzerland	10.4%	11.0%
EUROJET Turbo GmbH, Germany	8.1%	6.1%
Turbo-Union Ltd., UK	8.7%	6.1%
Total	65.6%	67.3%

No other customer accounted for 5% or more of MTU's total net revenues for the periods presented. MTU expects that a significant portion of its future revenues will continue to be generated by these customers and points out that any substantial reduction in orders by one of these customers could have a material adverse effect on MTU's operating results and financial condition.

(22) Cost of sales

in T-Euro	2002	2001
Cost of materials	1,293,195	1,746,925
Personnel expenses	444,828	386,709
Amortization and depreciation	52,817	54,740
Other	189,418	74,141
Total cost of sales	1,980,258	2,262,515

(23) Selling expenses

in T-Euro	2002	2001
Cost of materials	9,506	6,883
Personnel expenses	40,316	33,296
Amortization and depreciation	1,289	1,232
Other	22,593	16,825
Total selling expenses	73,704	58,236

(24) General administrative expenses

in T-Euro	2002	2001
Personnel expenses	25,928	23,824
Amortization and depreciation	1,230	897
Other	17,411	14,404
Total general administrative expenses	44,569	39,125

(25) Other operating income

in T-Euro	2002	2001
Change in provisions for FX-contracts	112,639	0
Gains from FX-contracts	6,781	3,953
Exchange gains	35,354	84,564
Other	15,378	11,901
Total other operating income	170,152	100,418

Other comprise mainly the result of disposal of MTU Anlagenvermietung GmbH, Munich (T€ 5,609), investments grants, profit on disposals of fixed assets and release of accrued liabilities.

(26) Other operating expenses

in T-Euro	2002	2001
Change in provisions for FX-contracts	0	27,940
Losses from FX-contracts	37,064	61,941
Exchange losses	83,512	58,322
Other	5,428	5,874
Total other operating expenses	126,004	154,077

(27) Financial result

in T-Euro	2002		2001	
Income from affiliated, associated and related companies				
Income from profit and loss transfer agreements		691		1,880
Income from tax allocation		443		515
Other income from affiliated, associated and related companies		3,154		9,460
—of which from affiliated companies	3,000		9,263	
Losses from associated companies		3,256		516
		1,032		11,339
Interest Income				
Income from long-term financial assets		20		17
Other interest and similar income		18,836		33,941
—of which from affiliated companies	15,646		33,508	
Interest and similar expenses		4,452		7,989
—of which to affiliated companies	3,417		6,635	
		14,404		25,969
Other financial income (expense)				
Losses from write-down of securities		1,467		822
Losses on disposal of financial assets		0		35
Gains on disposal of financial assets		162		300
Income from reversal of write-downs on financial assets		17		44
Other financial income		297		6
		(991)		(507)
Total financial result		14,445		36,801

Income from profit and loss transfer agreements result mainly from MTU Versicherungsver-mittlungs- und Wirtschaftsdienst GmbH, Munich, T€ 640 (PY T€ 744), and Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde, T€ 50 (PY T€ 1,135).

Income from tax allocation relate chiefly to MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich, T€ 443 (PY T€ 514).

Other income from affiliated, associated and related companies refer mostly to DaimlerChrysler "Retura" Beteiligungsverwaltungsgesellschaft mit beschränkter Haftung, Stuttgart, T€ 3,000 from consolidation by using the equity method (PY T€ 9,234 dividends) and EUROJET Turbo GmbH, Munich, T€ 132 (PY T€ 169).

Losses from associated companies are attributable to MTU Maintenance Zhuhai Co. Ltd, Zhuhai from consolidation by using the equity method.

Losses from write-down of securities which are held to cover Canadian pension obligations result from a decrease in value of the respective securities.

(28) Extraordinary income/expenses

In 2001, the Group recorded a net extraordinary income of T€ 84,755 in connection with the contribution of MTU's 49% share in DaimlerChrysler Dieselantriebe GbR (Friedrichshafen/Germany) into DCR DaimlerChrysler "Retura" Beteiligungsverwaltungsgesellschaft mit beschränkter Haftung (Stuttgart/Germany). Thus "Retura" owned 88.35% shares in MTU Motoren- und Turbinen-Union Friedrichshafen GmbH (Friedrichshafen/Germany) and sold these MTU-Friedrichshafen shares to DaimlerChrysler AG. The non-taxable sale of the shares in MTU Friedrichshafen GmbH and the subsequent interim dividend paid by DCR gave rise to extraordinary income of T€ 249,621. An extraordinary expense of T€ 164,866 was recorded to write-down the value of DCR to its going concern fair value.

(29) Income taxes

in T-Euro	2002	2001
Current income taxes	59,674	98,599
Deferred income taxes	65	(687)
Total income taxes	59,739	97,912

(30) Expense for profit transfer

In accordance with the Profit and Loss Transfer Agreement dated December 21, 2000, profit of T€ 220,098 (PY T€ 157,755) was transferred to DaimlerChrysler Luft- und Raumfahrt Holding AG (Munich/Germany).

Additional information as to the Company's consolidated results of operations

Operating performance has been measured in the past using DaimlerChrysler's key performance indicator Operating Profit. Going forward we will focus on key measures, which are more common in the capital markets. The reconciliation from Income from ordinary activities to Earnings before Interest and Taxes (EBIT) and Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) for the two years ended 31 December is as follows:

in T-Euro	2002	2001
Income from ordinary activities	256,923	140,195
– Interest income	(14,404)	(25,969)
= EBIT	242,519	114,226
+ Depreciation and Amortization	56,724	58,493
= EBITDA	299,243	172,719
+ Expenses related to restructuring	11,283	1,431
= Adjusted EBITDA	310,526	174,150

In the period under review EBITDA has been significantly affected by transactions, which are not related to the Company's operating activities, however do not qualify as extraordinary items according to § 277 (4) HGB. On our operating results we make the following representations:

Due to ongoing losses since its inception in 1998 MTU-Canada has launched a restructuring program in 2002 to down-size its operations. Associated restructuring costs amount to T€ 10,052 (PY T€ 73) and are related to write-off of inventories (T€ 7,575), write-off of receivables (T€ 1,527) and expenses for reduction of personnel (T€ 950).

MTU Aero Engines GmbH recorded expenses of T€ 1,231 (PY T€ 1,358) for reduction of workforce.

These restructuring costs are included in cost of sales (T€ 9,264), selling expenses (T€ 1,700) and general administrative expenses (T€ 319).

Because of the USD/EUR exchange rate movement MTU has reported significant exchange gains and losses, of which T€ 14,044 are attributable to the revaluation of USD cash balances. The latter is disclosed as other operating expenses (T€ 14,044; PY T€ 0) respectively other operating income (T€ 0; PY T€ 9,606).

Other disclosures

Personnel expenses

in T-Euro	2002		2001	
Wages and salaries		402,265		358,803
Social security, welfare and pension cost		97,660		80,076
—of which pension cost	29,890		18,893	
Total personnel expenses		499,925		438,879

Employees

	Number		Number	
	Average for 2002	Dec. 31, 2002	Average for 2001	Dec. 31, 2001
Wage earners	3,804	3,731	3,707	3,833
Salary earners	4,049	4,228	3,466	3,583
Apprentices/trainees	358	417	371	423
Total number of employees	8,211	8,376	7,544	7,839

Cost of materials

in T-Euro	2002	2001
Cost of raw materials	594,037	799,650
Cost of purchased services	717,441	1,017,161
Total cost of materials	1,311,478	1,816,811

Other taxes

in T-Euro	2002		2001	
Expenses for other taxes		1,228		559
—of which not relating to the period under review	26		33	

Order intake

	2002		2001	
	in M-Euro	%	in M-Euro	%
Business Unit				
Commercial aero engine programs	1,233	55.72	1,273	57.52
Military aero engine programs	274	12.38	303	13.69
Commercial maintenance, repair and overhaul	706	31.90	637	28.79
Total order intake	2,213	100.00	2,213	100.00

Related party transactions

Receivables from related and associated companies

in T-Euro	2002	2001
Turbo Union Ltd.	35,701	22,628
EUROJET Turbo GmbH	15,967	19,650
MTU Maintenance Zhuhai Co. Ltd.	1,260	1,244
MTU-Turbomeca Rolls-Royce GmbH	533	0
ATENA Gesellschaft für Engineering Services mbH	0	6,675
Vericor Power Systems L.L.C	0	452
Aero Propulsion Alliance GmbH	0	17
Total receivables from related and associated companies	53,461	50,666

Payables to related and associated companies

in T-Euro	2002	2001
IAE International Aero Engines AG	44,838	61,093
Pratt & Whitney Canada Customer Service Centre Europe GmbH	477	23,094
MTU-Turbomeca Rolls-Royce GmbH	0	168
Sulzer-MTU Casting Technology GmbH	0	51
Total payables to related and associated companies	45,315	84,406

Receivables from related and associated parties mainly result from operating activities.

Transactions with DaimlerChrysler and its affiliates

MTU participates in the DaimlerChrysler cash pooling system. Other transactions with DaimlerChrysler companies are not material. MTU receives and performs services from and for DaimlerChrysler and its affiliates, including administrative, data processing, personnel administration, maintenance, security, financial and legal services.

List of investments

The main investments in affiliated and associated companies at December 31, 2002 were as follows:

Name, registered office	Share-holding (%)	Equity Dec. 31. 2002 in T-Euro	Result 2002 in T-Euro
Affiliated companies			
MTU München Unterstützungskasse GmbH, Munich	100.0	6,985	(693)
DaimlerChrysler "Retura" Vermögensverwaltungsgesellschaft mbH, Stuttgart	49.0	473,165	6,138
MTU Maintenance Malaysia Sdn. Bhd., Shah Alam(1)	100.0	101	138
Associated companies			
MTU Maintenance Zhuhai Co. Ltd., Zhuhai(1)	50.0	52,211	(7,660)
Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde(2)	50.0	10,226	0

(1) *Equity translated at closing rate on December 31, 2002. Result translated at average exchange rate for 2002.*

(2) *Result after profit transfer of T€ 100.*

Publication of individual company financial statements

The individual company financial statements of German companies with profit and loss transfer agreements included in MTU's consolidated financial statements have not been published for 2002 in accordance with § 264 (3) HGB.

Representative bodies of the Company

Remuneration of the members of the Executive Management (Geschäftsführung) of MTU Aero Engines GmbH amounted to T€ 1,923. Remuneration of the Supervisory Board amounted to T€ 84. Remuneration of former members of the Executive Management and their surviving dependants amounted to T€ 683. Pension obligations to former members of the Executive Management and their surviving dependants amount to T€ 7,156 (included in accrued pension liabilities).

Members of the Executive Management (Geschäftsführung):

Dr. Klaus Steffens (Chief Executive Officer)	Munich, Germany
Dr. Dirk Lück (until October 31, 2002) (Human Resources)	Munich, Germany
Dr. Rudolf Müller (from November 1, 2002) (Human Resources)	Munich, Germany
Dr. Michael Süß (Operations)	Munich, Germany
Reiner Winkler (Finance)	Munich, Germany

Members of the Supervisory Board:

Dr. rer. pol. Manfred Bischoff (President) . . . . Member of the Managing Board of DaimlerChrysler AG	Starnberg, Germany
Günter Sroka (Vice President)(*) (from August 1, 2002) . . . . Chairman of the Works Council of MTU Aero Engines GmbH	Dachau, Germany
Herbert Schmid (Vice President) * (until July 31, 2002) . . . . President of the Works Council of MTU Aero Engines GmbH	Dachau, Germany
Harald Flassbeck(*) . . . . Representative of IG Metall Verwaltungsstelle Munich	Unterhaching, Germany
Werner Heinzmann (until August 8, 2002) . . . . former member of the Managing Board of DaimlerChrysler Aerospace AG	Friedrichshafen, Germany
Herbert Kauffmann (from August 8, 2002) . . . . Head of Group Accounting/Controlling of DaimlerChrysler AG	Stuttgart, Germany
Michael Keller(*) (from January 1, 2002) . . . . Qualified engineer (university of applied sciences)	Aindling, Germany
Dr. jur. Hartwig Knitter (until August 8, 2002) . . . . former member of the Managing Board of DaimlerChrysler Aerospace AG	Gmund am Tegernsee, Germany
Dr. Edgar Krökel (from August 8, 2002) . . . . Vice President Mergers & Acquisition of DaimlerChrysler AG	Stuttgart, Germany
Prof. Dr. rer. nat. Walter Kröll . . . . President Helmholz-Gemeinschaft Deutscher Forschungszentren	Cologne, Germany
Josef Mailer(*) . . . . Mechanic for flight engines	Dachau, Germany
Dr. rer. pol. Klaus Mehrens(*) . . . . Regional Head of IG Metall Frankfurt/Main	Frankfurt/Main, Germany
Dr.rer.oec. Wolfgang Piller (until August 8, 2002) . . . . Attorney	Germering, Germany
Karl Trautmann(*) . . . . Vice President of the Works Council of MTU Aero Engines GmbH	Dachau, Germany
Prof. Klaus-Dieter Vöhringer (from August 8, 2002). . . . . Managing board member research & technology of DaimlerChrysler AG	Stuttgart, Germany
Dr. Sigmar Wittig (from August 8, 2002) . . . . Chairmen of the Management Board of DLR Deutsches Zentrum für Luft- und Raumfahrt	Cologne, Germany
Prof. Dr. jur. Joachim Zahn (until August 8, 2002) . . . . Attorney	Munich, Germany

(*) *Employees' representative.*

Munich, January 27, 2004

Dr. Steffens   Dr. Süß   Winkler

INDEPENDENT AUDITORS' REPORT

We have audited the consolidated financial statements and group management report of MTU Aero Engines GmbH, Munich, for the year ended December 31, 2002. The preparation of the consolidated financial statements and group management report in accordance with German commercial law is the responsibility of the Executive Management of the group parent company. Our responsibility is to express an opinion on the consolidated financial statements and the group management report, based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that material misstatements affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with German accounting principles and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the internal control system relating to the accounting system and the evidence supporting the disclosures in the consolidated financial statements and in the group management report are examined primarily on a test basis within the framework of the audit. The audit also includes an assessment of the individual company financial statements included in consolidated financial statements, the scope of the reporting entity, the accounting and consolidation principles used, the significant estimates made by management as well as of the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with German accounting principles. On an overall basis, the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development.

Munich, January 28, 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Höfer Wirtschaftsprüfer	Harrieder Wirtschaftsprüfer

Financial Statements
Annual Report 2004
(audited)

prepared in accordance with
German Commercial Code

MTU Aero Engines
Erste Holding GmbH,
Munich

MTU Aero Engines Erste Holding GmbH, Munich

BALANCE SHEET AS OF DECEMBER 31, 2004

in Euro	Notes		As of 31/12/2004	As of 31/12/2003
ASSETS				
Fixed assets				
Financial assets	(1)	273,529,900.00		273,529,900.00
			273,529,900.00	273,529,900.00
Current assets				
Other assets	(2)	36,041.28		26.00
Cash and cash equivalents		12,011.51		25,067.95
			48,052.79	25,093.95
			273,577,952.79	273,554,993.95
EQUITY AND LIABILITIES				
Equity				
Subscribed capital	(3)	2,210,000.00		25,000.00
Capital reserves	(4)	203,745,000.00		201,500,000.00
Accumulated (Loss)/Profit		(2,335,842.99)		69.95
			203,619,157.01	201,525,069.95
Provisions				
Other provisions		11,024.00		24.00
			11,024.00	24.00
Accounts payable				
Other liabilities	(5)	69,947,771.78		72,029,900.00
			69,947,771.78	72,029,900.00
			273,577,952.79	273,554,993.95

MTU Aero Engines Erste Holding GmbH, Munich

INCOME STATEMENT FOR TWELVE MONTHS ENDED DECEMBER 31, 2004

in Euro	Notes		2004	2003
Administrative expenses	(6)		(265,190.25)	(47.47)
Other interest and similar income		188.39		168.85
Other interest and similar expenses		(2,070,911.08)		0.00
Financial result			(2,070,722.69)	168.85
Result of ordinary activities			**(2,335,912.94)**	**121.38**
Income taxes			0.00	(51.43)
Net loss (-)/profit			**(2,335,912.94)**	**69.95**
Profit carried forward			69.95	0.00
Accumulated loss (-)/profit	(7)		**(2,335,842.99)**	**69.95**

MTU Aero Engines Erste Holding GmbH, Munich

TABLE OF FIXED ASSETS

in Euro	Historical costs Jan. 1, 2004	Historical costs Dec. 31, 2004	Book value Dec. 31, 2004	Book value Dec. 31, 2003
Financial assets				
Shares in affiliated companies	273,529,900.00	273,529,900.00	273,529,900.00	273,529,900.00
	273,529,900.00	273,529,900.00	273,529,900.00	273,529,900.00

Notes to the MTU Aero Engines Erste Holding GmbH, Munich, Financial Statements as of 31 December 2004

Basics and Methodology

The financial statements of MTU Aero Engines Erste Holding GmbH, Munich are required by the commercial accounting rules. Notes to the financial statements provide detailed information on balance sheet as well as on income statement items (operational format).

Capitalization and Valuation

MTU Aero Engines Erste Holding GmbH, Munich is a small corporation according to § 267 Abs. 1 HGB (German commercial code). For preparing the financial statements, legal advantages to small corporations have been applied (§§ 274a, 276 and 288 HGB).

Shares in affiliated companies are valued at historical costs.

Other assets as well as cash and cash equivalents are carried at their face value.

Other provisions are valued in accordance with the accounting principle of prudence.

Liabilities are carried at their repayment amounts.

(1) Financial assets

	Share Dec. 31, 2004 %	Equity Dec. 31, 2004 Euro	Income 2004 Euro
MTU Aero Engines Zweite Holding GmbH, Munich	100.00	301,747,840.77	28,222,840.77

(2) Other assets

in Euro	Dec. 31, 2004		Dec. 31, 2003	
Other assets		36,041.28		26.00
—amounts falling due within one year	36,041.28		26.00	

(3) Capital stock

The capital stock has been increased from 25,000.00 Euro to 2,030,000.00 Euro due to a reconciliation of capital reserves (2,005,000.00 Euro). Additionally, a capital contribution of 180,000.00 has been subscribed by Blade Management Beteiligungs GmbH & Co. KG, which results in a total capital stock of 2,210,000.00 Euro.

This company is part of the consolidated financial statements of Blade LUX Holding One S.â.r.l., Luxemburg. Copies of the financial statements are available from the company's headquarters in Luxemburg.

According to § 291 HGB, MTU Aero Engines Erste Holding GmbH, Munich is not required to prepare separate financial statements.

The conversion from German GAAP to IFRS affects capitalization, valuation and consolidation of the following items:

- Derivatives are generally recognized at their fair values.
- Apart from unrealized losses, unrealized gains are shown as well.
- Goodwill is not depreciated on a regular basis.
- Inventories are carried at full costs.
- Sales are deferred according to percentage-of-completion-method.
- Deferred taxes are valued according to the balance approach.

Profit shown on the balance sheet includes profit brought forward from the previous year of 69.95 Euro.

(4) Capital reserves

According to § 272 Abs. 2 Nr. 4 HGB, capital reserves of 2,005,000.00 Euro were reconciled to capital stock. At the same time, a share premium of 4,250,000.00 paid by Blade Management Beteiligungs GmbH & Co. KG increased capital reserves.

(5) Other liabilities

in Euro	Dec. 31, 2004		Dec. 31, 2003	
Liabilities to affiliated companies		69,695,651.02		72,029,900.00
of which				
—amounts falling due within one year	55,651.02		29,900.00	
—amounts falling due within one to five years	69,640,000.00		72,000,000.00	
Other liabilities		252,120.76		0.00
of which				
—amounts falling due within one year	252,120.76		0.00	
Remaining liabilities		69,947,771.78		72,029,900.00
of which				
—amounts falling due within one year	307,771.78		29,900.00	
—amounts falling due within one to five years	69,640,000.00		72,000,000.00	

(6) General administrative expenses

General administrative expenses primarily include legal and consulting fees and assurance expenses.

(7) Application of results for the year

Losses on the balance sheet will be carried forward to the succeeding year.

Executive

Management board	Johannes Huth, London Managing Director, KKR & Co. Ltd., London	(until April 22, 2004)
	Bernd Kessler, Strasslach Executive Vice President Commercial Maintenance, Repair, Overhaul MTU Aero Engines GmbH, Munich	(since August 1, 2004)
	Udo Stark, München Chief Executive Officer (Chairman) MTU Aero Engines GmbH, Munich (since 1 January 2005)	(since January 1, 2005)
	Dr. Klaus Steffens, Bernried Chief Executive Officer (Chairman) MTU Aero Engines GmbH, Munich (until 31 December 2004)	(from April 22, 2004 to December 31, 2004)
	Dr. Michael Süß, Starnberg Chief Operating Officer MTU Aero Engines GmbH, Munich	(since April 22, 2004)
	Reiner Winkler, Riemerling Chief Financial Officer MTU Aero Engines GmbH, Munich	(since April 22, 2004)

Munich, Febuary 2, 2005

Management board

Udo Stark Bernd Kessler Dr. Michael Süß Reiner Winkler

Auditors' report:

Independent auditors' report for fiscal year 2004

The following auditors' report (*Bestätigungsvermerk*) was issued in the German language in accordance with § 322 HGB (German Commercial Code) on the Financial Statements 2004 which were prepared under German GAAP in the German language.

INDEPENDENT AUDITORS' REPORT

We have audited the annual financial statements, together with the bookkeeping system, and the financial statements prepared by the MTU Aero Engines Erste Holding GmbH (former: Blade Erste Holding GmbH), Munich, for the business year from 1 January to 31 December 2004. The maintenance of the books and records and the preparation of the annual financial statements in accordance with German commercial law are the responsibility of the Company's legal representatives. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, based on our audit.

We conducted our audit of the annual financial statements by appropriate application of § 317 HGB ["Handelsgesetzbuch": "German Commercial Code"] in compliance with German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer. Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with [German] principles of proper accounting are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the legal representatives, as well as evaluating the overall presentation of the annual financial statements. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of MTU Aero Engines Erste Holding GmbH (former: Blade Erste Holding GmbH), Munich, in accordance with [German] principles of proper accounting.

Munich, 3 February 2005

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Signed: Müller	Signed: Dr Reitmayr
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

Terms in brackets indicate changes to the original version in the German language resulting from translation.

(This page has been left blank intentionally.)

Glossary

Advanced Turbo Fan Integrator (ATFI)

Propulsion concept for future aircraft with a reduction gearbox between the low-pressure turbine and the fan. The concept allows to reduce the number of components and correspondingly lower production & maintenance costs.

Blisk

The term "blisk" is an acronym composed of the words "blade" and "disk". A blisk is an integrally bladed rotor disk, meaning that blade roots and blade locating slots are no longer required. Major advantages: the disk shape can be optimized for low rim loads and the component weight is reduced.

CLEAN

CLEAN stands for Component Validator for Environmentally-friendly Aero Engines. This technology program, funded by the EU, is aimed at developing environmentally-friendly, new engine concepts. In this context, both a reduction gearbox between the low-pressure turbine and fan and a heat-exchanger is used. The digital engine control unit (DECU) and digital engine monitoring unit (DEMU) fulfill the functions of governing the operating parameters, protect the engine from damage and monitor the various engine and regulator systems. Therefore, the life costs are reduced for the engine, and flight safety is increased.

Compressor

The compressor consists of a series of bladed disks, arranged one behind the other, which rotate very rapidly between stators. Large volumes of air are ingested and compressed before being ducted to the combustion chamber. In order to achieve a compression ratio in excess of 30:1 in present-day engines, two different types of compressors are used sequentially: the low-pressure and the high-pressure compressors. These compressors are propelled at significantly differing speeds via concentric shafts from the corresponding turbines.

Fan

Present-day commercial aircraft are propelled by dual-circuit engines. The air drawn in is divided into two partial flows. One part is guided through the core of the engine (compressor, combustion chamber, turbine), whereas the majority of it is a cold, so-called bypass flow which envelopes the engine as such. The large, first rotor of the engine, which accelerates the bypass flow, is called the fan. The front view of an engine shows the fan.

High pressure turbine

See Turbine.

High pressure compressor

See Compressor.

Industrial gas turbine

The operating principle of an industrial gas turbine is essentially the same as that of an aero engine. However, a so-called power turbine is used in place of the low-pressure turbine of an aero engine which drives the fan. This power turbine delivers the necessary power—directly or via a gearbox—to a generator

or pump, etc. Nearly all industrial gas turbines of the lower and intermediate power classes are aero engine derivatives.

Narrowbody aircraft

Commercial aircraft with approximately 100-220 seats.

Low pressure turbine

See Turbine.

Low pressure compressor

See Compressor.

Original Equipment Manufacturer (OEM)

Manufacturer of engines.

Risk and Revenue Sharing Partnership (RRSP)

Alliance for the development and production of commercial aero engines. In RRSPs, alliance members, including the manufacturers of modules and components fund a proportion of the development and production costs for a given engine program, and in return receive a share in the revenues from the sale of engines and spares. In general, RRSPs are negotiated for a specific engine platform and are operated for the life of the engine platform. Whereas OEMs command the largest share in RRSPs, manufacturers of engine modules typically have program shares of 5-30% (depending on the technology provided). Normally, the manufacturers of components have a substantially lower share in programs (less than 10%).

Thrust category

Jet engines are broadly divided into three different thrust categories. The lower category extends to approximately 20,000 pounds thrust, the middle category is 20,000 pounds to approximately 50,000 pounds, and the upper category covers engines above 50,000 pounds thrust.

Turbine

In the turbine, the energy which is inherent in the gases emerging at high pressure and high velocity from the combustion chamber is transformed into mechanical energy. The turbine is divided into two sections (as is the compressor): high-pressure and low-pressure sections. The turbine is connected directly by the corresponding shaft to the corresponding compressor.

Turbo-fan

In dual-circuit turbo-fan engines, only a small proportion of the thrust is obtained from the inner circuit consisting of the compressor, combustion chamber and turbine. The majority of thrust is generated by the outer circuit consisting of the low-pressure turbine and fan.

This fan propels large masses of air rearwards which envelop the engine in the same way as an envelope. This also reduces engine noise. With increasing bypass ratio, i.e. ratio between airflow of the outer and inner circuits, operating cost, emissions and noise are reduced.

Recent Business Developments and Outlook

Against the background of the present economic environment in the aerospace industry, we believe that we will increase our revenues, earnings and operating cash flow in the first half of the current fiscal year compared to the corresponding period in the previous fiscal year.

All of our business divisions contributed to the positive development in revenues in the first quarter of fiscal-year 2005. Our Commercial MRO Business contributed the greatest increase in revenues with an increase of approximately 30% compared to the corresponding period in the previous year and a share of approximately 33% in total Group revenues (before consolidation adjustments). Our reported EBITDA amounted to approximately € 63 million in the first quarter of fiscal 2005 (adjusted EBITDA approximately €71 million). In addition to the increase in revenues, these results are attributable in particular to the successful implementation of re-structuring programs.

As a measure to focus on its core activities, our operating subsidiary, MTU Aero Engines GmbH, entered into a sale and purchase agreement on May 17, 2005 regarding the sale of all shares in its subsidiary ATENA Engineering GmbH to Assystem Brime Deutschland GmbH. The sale and purchase agreement is subject to approval by the relevant antitrust authority.

Our order backlog amounted to €3,582.3 million as of March 31, 2005, compared to €3,408.3 million as of December 31, 2004. Although only limited conclusions as to the future development of our revenues may be drawn on the basis of order intake figures (see "Management's Discussion and Analysis of Financial Condition and Results of Operations"), we expect to achieve the commercial goals we set for the fiscal year and thereby to increase our revenues and EBITDA compared to the previous year.

In our Commercial Business, we anticipate marked growth in new engine sales, which we expect to be attributable in particular to the V2500 (A320 family). In our Military Business, we anticipate an increase in revenues compared to the previous year based on high production levels of EJ200 and MTR390. Should the increases in passenger and freight air traffic be sustained for the remainder of the current fiscal year, we then anticipate a marked increase in revenues in our Commercial MRO Business and further positive earnings development resulting from a higher amount of maintenance activities and the measures implemented in previous years.

Munich, June 3, 2005 MTU Aero Engines Holding AG

(This page has been left blank intentionally.)

MTU
Aero Engines

CONFIDENTIAL

Subject to completion, dated May 24, 2005

RECEIVED 2005 SEP 20 A 11:32 OFFICE OF INTERNATIONAL CORPORATE FINANCE

MTU Aero Engines Holding AG

(incorporated in Germany as a stock corporation)

Up to 31,000,000 Ordinary Shares

(ordinary registered shares, with no par value)

This is an initial public offering of up to 31,000,000 shares of MTU Aero Engines Holding AG through the managers specified below. The offering consists of a public offering in Germany, a private placement to qualified institutional buyers and certain other persons in the United States in reliance on Rule 144A or other exemptions from the registration requirements under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and private placements in the rest of the world in reliance on Regulation S under the Securities Act. This offering circular relates to the offering of shares to qualified institutional buyers and certain other persons in the United States in reliance on Rule 144A or other exemptions from the registration requirements under the Securities Act.

MTU Aero Engines Holding AG is offering up to 15,000,000 of the shares to be sold in this offering. The selling shareholder, Blade Lux Holding Two S.à r.l., a Luxembourg corporation affiliated with Kohlberg Kravis Roberts & Co. L.P., is offering up to 16,000,000 additional shares. MTU Aero Engines Holding AG will not receive any of the proceeds from the sale of the shares being sold by the selling shareholder.

MTU Aero Engines Holding AG intends to make shares available on a preferential basis to employees of the MTU Aero Engines group in Germany and to members of its management and supervisory boards as well as to partners, directors, officers and employees of Kohlberg Kravis Roberts & Co. L.P. and affiliated companies and persons. MTU Aero Engines group employees in Germany (including members of the management board) will have the opportunity to purchase a limited number of shares at a discount to the initial public offering price. See "The Offering—Preferential Allotment."

Prior to this offering, there has been no public market for the shares. It is currently estimated that the initial public offering price per share will be between €19.00 and €22.00. Application has been made to list the shares on the Official Market Segment (*amtlicher Markt*) of the Frankfurt Stock Exchange and to the sub-segment of the Official Market Segment with additional post-admission obligations (Prime Standard) under the symbol "MTX".

See "Risk Factors" beginning on page 26 for a discussion of certain risk factors that prospective investors should consider before buying the shares.

Offer Price: € per Share

The shares have not been and will not be registered under the Securities Act and are being offered and sold in the United States only to qualified institutional buyers and certain other persons in reliance on Rule 144A or other exemptions from the registration requirements under the Securities Act and outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. Prospective investors are hereby notified that any seller of the shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. The shares are not transferable except in accordance with the restrictions described under "Notice to Investors."

UBS Limited, as stabilizing manager, has the option to purchase up to an additional 4,650,000 shares from Blade Lux Holding Two S.à r.l. to cover sales of shares in excess of the shares offered hereby.

The managers are severally underwriting the shares being offered. The managers expect to deliver the shares through Clearstream Banking AG, Frankfurt am Main, in book-entry form against payment on or about June 8, 2005.

Joint Global Co-ordinators and Bookrunners

UBS Investment Bank **Deutsche Bank** **Goldman, Sachs & Co. oHG**

Lead Managers

UBS Securities LLC **Deutsche Bank Securities Inc.** **Goldman, Sachs & Co.**

Co-Lead Managers

Cazenove **Commerzbank Corporates & Markets** **HVB Capital Markets, Inc.**

Co-Managers

BNP PARIBAS **Sal. Oppenheim jr. & Cie. Securities Inc.**

Offering Circular dated June , 2005.

This offering circular is confidential and is being furnished by MTU Aero Engines Holding AG (the "Company") in connection with an offering exempt from registration under the Securities Act, solely for the purpose of enabling prospective investors to consider the purchase of the ordinary registered shares, with no par value, of the Company described herein. The information contained in this offering circular has been provided by the Company and other sources identified herein. No representation or warranty, express or implied, is made by the managers named herein as to the accuracy or completeness of such information, and nothing contained in this offering circular is, or shall be relied upon as, a promise or representation by the managers. Any reproduction or distribution of this offering circular, in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than considering an investment in the shares offered hereby is prohibited. Each offeree of the shares, by accepting delivery of this offering circular, agrees to the foregoing.

THE SHARES OFFERED HEREBY HAVE NOT BEEN RECOMMENDED BY ANY UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The distribution of this offering circular and the offer and sale of the shares in certain jurisdictions may be restricted by law. Persons into whose possession this offering circular comes are required by the Company and the managers to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering of shares in the United States in reliance on Rule 144A pursuant to the global offering and the offer and sale of the shares, see "Notice to Investors." This offering circular does not constitute an offer of, or an invitation to purchase, any of the shares in any jurisdiction in which such offer or invitation would be unlawful.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR LICENSE HAS BEEN FILED UNDER CHAPTER 421-B ("RSA 421-B") OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATION OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

NOTICE TO INVESTORS

Because of the following restrictions, investors are advised to consult legal counsel prior to making any offer, resale, pledge or other transfer of the shares.

Each purchaser of the shares offered hereby will be deemed to have represented and agreed as follows (terms used herein that are defined in Rule 144A ("Rule 144A") or Regulation S ("Regulation S") under the Securities Act are used herein as defined therein):

(1) You (A) (i) are a qualified institutional buyer, (ii) are aware that the sale of the shares to you is being made in reliance on Rule 144A and (iii) are acquiring such shares for your own account or for the account of a qualified institutional buyer, as the case may be, or (B) are purchasing the shares in an offshore transaction as such term is defined by Rule 902 under the Securities Act, in accordance with Regulation S.

(2) You understand that the shares have not been and will not be registered under the Securities Act and may not be reoffered, resold, pledged or otherwise transferred except (A) (i) to a person who you reasonably believe is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S or (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) and (B) in accordance with all applicable securities laws of the states of the United States.

AVAILABLE INFORMATION

At any time when MTU Aero Engines Holding AG is not subject to Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), or exempt from reporting pursuant to Rule 12g3-2(b) thereunder, it will furnish, upon request, to any beneficial owner of the shares offered hereby, or any prospective investor designated by any such beneficial owner, information satisfying the requirements of subsection (d)(4)(i) of Rule 144A under the Securities Act to permit compliance with Rule 144A in connection with resales of the shares for so long as any of the shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act.

FINANCIAL INFORMATION

Unless otherwise indicated, the financial information in this offering circular has been prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS differs in certain significant respects from US GAAP. In addition, this offering circular includes information on financial measures that may differ from financial information permitted to be presented in the United States. Therefore, investors should read carefully the definitions of EBITDA, Adjusted EBITDA, EBIT and Adjusted EBIT that are set forth in this offering circular. A summary of certain differences between IFRS and US GAAP that may be relevant to our financial results is presented elsewhere in this offering circular. However, we have not prepared a reconciliation of our financial information to US GAAP, which may have revealed other material differences. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of certain differences between IFRS and US GAAP."

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a stock corporation organized under the laws of the Federal Republic of Germany and its assets are located primarily outside the United States. In addition, most of the members of the Company's supervisory board (*Aufsichtsrat*) and the members of its management board (*Vorstand*) are non-residents of the United States and their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon the Company or such persons or to enforce against them or the Company judgments of courts of the United States, whether or not predicated upon the civil liability provisions of the federal securities laws of the United States or other laws of the United States or any state thereof. The United States and Germany do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for payment of money rendered by a federal or state court in the United States based on civil liability, whether or not predicated solely upon U.S. federal securities laws, may not be enforceable, either in whole or in part, in Germany. In addition, awards of punitive damages in actions brought in the United States or elsewhere are unenforceable in Germany.

EXCHANGE RATE INFORMATION

A significant portion of the Company's revenues and expenses is denominated in currencies other than the euro, including U.S. dollars. For a discussion of the impact of currency exchange rate fluctuations on the Company's financial condition and results of operations, see "Risk factors—Risks related to our business—General—Because our assets, liabilities, revenues and costs are denominated in multiple currencies, we are vulnerable to exchange rate fluctuations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—Exchange rate fluctuations."

The table below shows the average noon buying rates expressed in U.S. dollars per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in the city of New York for cable transfers in foreign currencies for the three years ended December 31, 2004. The averages set forth in the table below have been computed using the noon buying rate on the last business day of each month during the periods indicated.

Year ended December 31,	Average
2002	0.9495
2003	1.1411
2004	1.2478

The following table shows the noon buying rates for U.S. dollars per euro for the six months ended April 30, 2005:

Month	High	Low
November 2004	1.3288	1.2703
December 2004	1.3625	1.3224
January 2005	1.3476	1.2954
February 2005	1.3274	1.2773
March 2005	1.3465	1.2877
April 2005	1.3093	1.2819

On May 23, 2005, the noon buying rate was $1.2575 per €1.00.

Subject to completion, dated May 24, 2005

The information in this preliminary offering circular is not complete and may be changed.

MTU Aero Engines Holding AG

(incorporated in Germany as a stock corporation)

Up to 31,000,000 Ordinary Shares

(ordinary registered shares, with no par value)

This is an initial public offering of up to 31,000,000 shares of MTU Aero Engines Holding AG through the managers specified below. The offering consists of a public offering in Germany, a private placement to qualified institutional buyers and certain other persons in the United States in reliance on Rule 144A or other exemptions from the registration requirements under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and private placements in the rest of the world in reliance on Regulation S under the Securities Act. This offering circular relates to the offering outside the United States in reliance on Regulation S.

MTU Aero Engines Holding AG is offering up to 15,000,000 of the shares to be sold in this offering. The selling shareholder, Blade Lux Holding Two S.à r.l., a Luxembourg corporation affiliated with Kohlberg Kravis Roberts & Co. L.P., is offering up to 16,000,000 additional shares. MTU Aero Engines Holding AG will not receive any of the proceeds from the sale of the shares being sold by the selling shareholder.

MTU Aero Engines Holding AG intends to make shares available on a preferential basis to employees of the MTU Aero Engines group in Germany and to members of its management and supervisory boards as well as to partners, directors, officers and employees of Kohlberg Kravis Roberts & Co. L.P. and affiliated companies and persons. MTU Aero Engines group employees in Germany (including members of the management board) will also have the opportunity to purchase a limited number of shares at a discount to the initial public offering price. See "The Offering—Preferential Allotment."

Prior to this offering, there has been no public market for the shares. It is currently estimated that the initial public offering price per share will be between €19.00 and €22.00. Application has been made to list the shares on the Official Market Segment (*amtlicher Markt*) of the Frankfurt Stock Exchange and to the sub-segment of the Official Market Segment with additional post-admission obligations (Prime Standard) under the symbol "MTX".

See "Risk Factors" beginning on page 26 for a discussion of certain risk factors that prospective investors should consider before buying the shares.

Offer Price: € per Share

The shares have not been and will not be registered under the Securities Act and are being offered and sold in the United States only to qualified institutional buyers and certain other persons in reliance on Rule 144A or other exemptions from the registration requirements under the Securities Act and outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. Prospective investors are hereby notified that any seller of the shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

UBS Limited, as stabilizing manager, has the option to purchase up to an additional 4,650,000 shares from Blade Lux Holding Two S.à r.l. to cover sales of shares in excess of the shares offered hereby.

The managers are severally underwriting the shares being offered. The managers expect to deliver the shares through Clearstream Banking AG, Frankfurt am Main, in book-entry form against payment on or about June 8, 2005.

Joint Global Co-ordinators and Bookrunners

UBS Investment Bank **Deutsche Bank** **Goldman, Sachs & Co. oHG**

Co-Lead Managers

Cazenove **Commerzbank Corporates & Markets** **HVB Corporates & Markets**

Co-Managers

BNP PARIBAS **Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien**

Offering Circular dated June , 2005.

TABLE OF CONTENTS

IN CONNECTION WITH THIS OFFERING, UBS LIMITED AND ITS AFFILIATES MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SHARES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY INCLUDE SHORT SALES, STABILIZING TRANSACTIONS AND PURCHASES TO COVER POSITIONS CREATED BY SHORT SALES. SHORT SALES INVOLVE THE SALE BY THE STABILIZATION MANAGER OF A GREATER NUMBER OF SHARES THAN THEY ARE REQUIRED TO PURCHASE IN THIS OFFERING. STABILIZING TRANSACTIONS CONSIST OF BIDS OR PURCHASES MADE FOR THE PURPOSE OF PREVENTING OR RETARDING A DECLINE IN THE MARKET PRICE OF THE SHARES WHILE THE OFFERING IS IN PROGRESS.

THESE ACTIVITIES BY THE STABILIZATION MANAGER MAY STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE SHARES. AS A RESULT, THE PRICE OF THE SHARES MAY BE HIGHER THAN THE PRICE THAT OTHERWISE MIGHT EXIST IN THE OPEN MARKET. IF THESE ACTIVITIES ARE COMMENCED, THEY MAY BE DISCONTINUED BY THE MANAGERS AT ANY TIME AND MUST BE BROUGHT TO AN END AFTER A LIMITED PERIOD OF TIME. THESE TRANSACTIONS MAY BE EFFECTED ON THE FRANKFURT STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE.

The shares have not been and will not be registered under the Securities Act for offer or sale as part of their distribution and, subject to certain exceptions, may not be offered or sold in the United States or to U.S. persons. The shares are not transferable except in accordance with the restrictions described herein. See "Underwriting."

No person has been authorized to give any information or to make any representations other than those contained in this offering circular, and, if given or made, such information or representations must not be relied upon as having been authorized. This offering circular does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities by any person in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this offering circular nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of MTU Aero Engines Holding AG since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

The distribution of this offering circular and the offering and sale of the shares in certain jurisdictions may be restricted by law. Persons into whose possession this offering circular comes are required by the company and the managers to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the shares, see "Underwriting." This offering circular does not constitute an offer of, or an invitation to purchase, any of the shares in any jurisdiction in which such offer or invitation would be unlawful.

Notice to Investors in the United Kingdom

The shares have not been offered or sold and, prior to the expiry of a period of six months from the closing date of the offering of the shares, will not be offered or sold to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. Each manager will represent, warrant and agree that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by in it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to MTU Aero Engines Holding AG and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Investors in France

Neither this offering circular nor any other offering material relating to the shares has been submitted to the clearance procedures of the *Autorité des marches financiers* in France. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this offering circular nor any other offering material relating to the shares has been or will be (i) released, issued, distributed or caused to be released, issued or distributed to the public in France or (ii) used in connection with any offer for subscription or sale shares to the public in France. Such offers, sales and distributions will be made in France only to qualified investors (*investisseurs qualifiés*) and/or to the restricted circle of investors (*cercle restraint d'investisseurs*), in each case investing for their own account, all as defined in and in accordance with Article L.411-2 of the *French Code monétaire et financier* and French Decree no. 98-880 dated 1 October 1998. Such shares may be resold only in compliance with Articles L.411-1, L.411-2 and L.412-1 of the French Code *monétaire et financier*. Where an issue of shares is implemented as an exception to the rules relating to an appel *public à l'épargne* in France (public offer rules) by way of an offer of restricted circle of over 100 investors, such investors must provide certification as to their personal, professional or familial relationship with a member of the management of the company.

Investors in France and persons who come into possession of offering materials are required to inform themselves about and observe any such restrictions.

Notice to Investors in Japan

The shares have not been and will not be registered under the Securities and Exchange law of Japan. No person may offer or sell, directly or indirectly, any securities in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to other reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Investors in Italy

The shares may not be offered or sold, directly or indirectly, in Italy other than to Professional Investors as defined in Article 31, paragraph 2, of Regulation No. 11522 approved by the *Consiglio Nazionale per la Società e la Borsa* (Consob) on July 1, 1998 ("Professional Investors") or under any other exemption provided for by Art. 100 of Legislative Decree no. 58 of February 24, 1998, and in compliance with the forms and procedures provided therein. Under no circumstances should this offering circular circulate among, or be distributed in Italy to any member of the general public in Italy or to individuals or entities falling outside the categories of Professional Investors or outside the scope of the exemptions provided for by Art. 100 of Legislative Decree no. 58 of February 24, 1998. Any offer or sale of the shares, any distribution of this offering circular or the rendering of any advice in respect of investment in the shares, regardless of the existence of any of the abovementioned exemptions within Italy in connection with the international offering, must be carried out either by registered securities dealing firms (*Società di Intermediazione Mobiliare*) or by authorized intermediaries, as described in Legislative Decree no. 58 of February 24, 1998.

Notice to Investors in The Netherlands

The shares may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as a part of any re-offering, and neither this offering circular nor any other document in respect of the offering may not be distributed in or from The Netherlands, other than individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which include banks, investment institution, securities intermediaries, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises), in which case it must be made clear upon making the offer and from any documents or advertisements in which a forthcoming offering of the shares is publicly announced that the offer is exclusively made to the said individuals or legal entries.

Notice to Investors in Spain

The offering of shares has not been registered with the *Comisión Nacional del Mercado de Valores* in Spain. Accordingly, no shares will be offered or sold in Spain nor may this offering circular or any other offer material be distributed or targeted at Spanish resident investors save in compliance and in accordance with the requirements of the Spanish Securities Market Law 24/1998, Royal Decree 291/1992 on Issues and Public Offers of Securities, both as amended, and any regulation issued thereunder.

General Information

RESPONSIBILITY FOR THE CONTENT OF THE OFFERING CIRCULAR

MTU Aero Engines Holding AG (the "Company," and together with its consolidated direct and indirect affiliates, "MTU," "MTU Aero Engines," "MTU Aero Engines Group" or the "Group"), UBS Limited, London ("UBS"), Deutsche Bank Aktiengesellschaft, Frankfurt am Main ("Deutsche Bank"), and Goldman, Sachs & Co. oHG, Frankfurt am Main ("Goldman Sachs," and together with UBS and Deutsche Bank, the "Joint Bookrunners"), and Bayerische Hypo- und Vereinsbank AG, Munich, JPMorgan Cazenove Limited, London, Commerzbank Aktiengesellschaft, Frankfurt am Main, BNP Paribas Arbitrage SNC, Paris, and Sal. Oppenheim jr. & Cie Kommanditgesellschaft auf Aktien, Cologne, (together with the Joint Bookrunners, the "Managers"), hereby assume liability for the contents of this preliminary offering circular (the "Offering Circular") pursuant to Section 13 of the German Securities Sales Prospectus Act (*Wertpapier-Verkaufsprospektgesetz*) in conjunction with Section 44 *et seq.* of the German Stock Exchange Act (*Börsengesetz*) and declare that to their knowledge, the information contained in this Offering Circular is correct and that no material information has been omitted.

STATEMENT OF COMPLIANCE WITH THE GOING-PUBLIC PRINCIPLES

In preparing the Offering Circular, the Going-Public Principles issued by Deutsche Börse AG on August 1, 2004 have been complied with except with respect to the first sentence of Section 4.1.2. Contrary to Section 4.1.2 of the Going-Public Principles, the risk factors have not been listed in the order of their economic materiality to the Company, but rather have been categorized according to subject matter.

INSPECTION OF DOCUMENTS

The documents referred to in this Offering Circular, insofar as they relate to the Company, may be inspected during regular business hours at our offices, located at Dachauer Str. 665, 80995 Munich, and at the offices of UBS Investment Bank AG, Stephanstrasse 14-16, 60313 Frankfurt am Main, at the offices of Deutsche Bank, Taunusanlage 12, 60325 Frankfurt am Main, and at the offices of Goldman Sachs, MesseTurm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main. Future annual reports and interim reports of the Company will be available at our offices and the paying agents mentioned in this Offering Circular (see "General Information on the Company—Notices, Paying and Depositary Agent").

SUBJECT MATTER OF THE OFFERING CIRCULAR

The subject matter of the Offering Circular is the offering (the "Offering") of up to 35,650,000 ordinary registered shares with no par value (no par value shares) of the Company, each such share with a notional par value of €1.00 per share and with full dividend rights as of January 1, 2005, as follows:

- up to 15,000,000 shares (the "New Shares") resulting from the capital increase (the "Capital Increase") against cash contributions expected to be resolved by an extraordinary shareholders' meeting on May 30, 2005;
- up to 16,000,000 shares from the holdings of Blade Lux Holding Two S.à r.l. ("Blade Lux Holding Two" or the "Selling Shareholder"); and
- up to 4,650,000 shares from the holdings of the Selling Shareholder with respect to the potential over-allotment (the "Over-Allotment").

The up to 16,000,000 shares from the holdings of the Selling Shareholder, together with the up to 4,650,000 shares from the holdings of the Selling Shareholder with respect to the potential Over-Allotment, are referred to collectively as the "Existing Shares" (together with the New Shares, the "Offered Shares").

PRESENTATION OF FINANCIAL INFORMATION

Unless expressly indicated otherwise, the financial information on our Group contained in this Offering Circular is disclosed in accordance with the reporting principles of International Financial Reporting Standards ("IFRS"). Our audited consolidated financial statements as of and for the year ended December 31, 2004 have been prepared in accordance with IFRS and are set forth in this Offering Circular beginning on page F-17. Our unaudited consolidated financial information, prepared in accordance with IFRS, as of and for the years ended December 31, 2002 and December 31, 2003, have been prepared on the basis of the audited consolidated financial statements of MTU Aero Engines GmbH. The audited consolidated financial statements of MTU Aero Engines GmbH were prepared in accordance with accounting principles generally accepted in Germany (*Deutsche Rechnungslegungsvorschriften gemäss HGB*) ("German GAAP") and are set forth in this Offering Circular beginning on page F-81. Our unaudited consolidated financial information, prepared in accordance with IFRS, contain solely income statements, balance sheets, cash flow statements and statements of changes in shareholders' equity.

The audited annual financial statements of the Company as of and for the year ended December 31, 2004 have been prepared in accordance with German GAAP and are set forth in this Offering Circular beginning on page F-133.

Unless expressly otherwise indicated, disclosure of the Group's results is based exclusively on financial information prepared in accordance with IFRS.

MTU Aero Engines Holding AG is the parent company of our Group and essentially exercises the function of a holding company. MTU Aero Engines Holding AG was originally incorporated as a shelf company with no business operations. MTU Aero Engines GmbH, an indirect subsidiary of MTU Aero Engines Holding AG, and its domestic and foreign subsidiaries are engaged in the operating business of our Group.

Our consolidated financial information contained in this Offering Circular relates to the business operations of MTU Aero Engines GmbH. During the periods described herein, these business operations were consolidated in the consolidated financial statements of the following companies:

- MTU Aero Engines GmbH as of December 31, 2002 and as of and for the years ended December 31, 2003 and 2002;
- MTU Aero Engines Erste Holding GmbH (transformed into a stock corporation and renamed MTU Aero Engines Holding AG in May 2005 in connection with the Offering) as of January 1, 2004 and as of and for the year ended December 31, 2004 as well as for the three-month periods ended March 31, 2005 and 2004.

Unless expressly stated otherwise, any references to financial information on our Group are to the business operations as consolidated in accordance with the preceding paragraph for the respective periods indicated.

On January 1, 2004, funds managed by KKR, through MTU Aero Engines Erste Holding GmbH, acquired the predecessor of MTU Aero Engines GmbH from two subsidiaries of DaimlerChrysler AG (the "Acquisition"). The Acquisition was effected by MTU Aero Engines Erste Holding GmbH (transformed in May 2005, in connection with the Offering, into a stock corporation and renamed MTU Aero Engines Holding AG) together with or through indirect and direct subsidiaries. Debt funding in connection with the acquisition was also received through these indirect and direct subsidiaries and is therefore included in our Group's consolidated financial information for the respective period. See "General Information on the Company—Company History."

As a consequence, our results of operations and financial condition in 2004 were affected by certain factors that did not affect our results in prior periods. In particular, purchase accounting (see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Purchase Accounting") affected our results, and our indebtedness was substantially higher in 2004 as a result of significant borrowings incurred in connection with the Acquisition. Accordingly, our results for periods prior to the Acquisition may not be comparable to our results in 2004 or to our future results. To provide greater comparability, this Offering Circular also contains financial information as of and for the fiscal year ended December 31, 2004 and as of and for the three-month periods ended March 31, 2004 and

2005, adjusted to eliminate the effects of IFRS purchase accounting. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Results of Operations—The Acquisition."

There are differences between IFRS and accounting principles generally accepted in the United States ("US GAAP"). For a discussion of certain differences between IFRS and US GAAP, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Certain Differences Between IFRS and US GAAP". The unaudited consolidated IFRS financial information for the years ended December 31, 2002 and 2003 was prepared applying the IFRS accounting policies applied in the preparation of the consolidated financial statements of MTU Aero Engines Erste Holding GmbH for 2004, except for one aspect of the accounting treatment of pension obligations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Aggregate Contractual Obligations—Pensions" and "Three-year Overview (IFRS)" appearing on page F-11 of this Offering Circular.

FORWARD-LOOKING STATEMENTS

This Offering Circular includes certain forward-looking statements. Forward-looking statements are all statements in this Offering Circular that do not relate to historical facts and events. This applies, in particular, to the statements set forth in the sections entitled "Offering Circular Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and "Recent Business Developments and Outlook" as well as in other sections of the Offering Circular that contain information on the future earning capability, plans and expectations with regard to our business or information on growth, profitability and the general economic conditions to which we are subject. Forward-looking statements can be identified by the use of the words "should," "may," "will," "believes," "assumes," "expects," "estimates," "plans," "intends," "is of the opinion," "to the knowledge of," "according to estimates" or other similar phrases. Forward-looking statements are based on current estimates made by us to the best of our knowledge. Such forward-looking statements are based on assumptions and current factors and are subject to risks and uncertainties, the non-occurrence or occurrence of which could cause our actual results, including our financial condition and profitability, to differ materially from or be more negative than those expressly or implicitly assumed or described by such forward-looking statements. You are therefore strongly advised to read the sections "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Recent Business Developments and Outlook," which include a more detailed description of the factors that might have an impact on the Company's business development and on the industry sector in which we operate.

In light of these risks, uncertainties and assumptions, it is possible that the future events referred to in this Offering Circular may not occur. This also applies to the forward-looking estimates and forecasts derived from third-party studies (See "—Reference to Sources of Market, Industry and Customer Information and Other Data").

Consequently, neither we nor our management can give any assurance regarding the future accuracy of the opinions set forth in this Offering Circular or the actual occurrence of the predicted developments. Furthermore, you should note that neither we nor the Managers assume any obligation to update such forward-looking statements or to adjust them in light of future events or developments, except as required by law.

REFERENCE TO SOURCES OF MARKET, INDUSTRY AND CUSTOMER INFORMATION AND OTHER DATA

In this Offering Circular, all figures relating to market shares, growth rates and sales (insofar as such sales do not relate exclusively to us), and the volume of sales for products and services have been derived from sources in the public domain, particularly studies prepared by third parties, or our estimates, which estimates are, in turn, based largely on published data or figures from sources in the public domain.

We quote figures and market data from, among other sources, various studies of the market for civil aircraft and aircraft engines by Airclaims Limited, Cardinal Point, Newall Road, Heathrow Airport,

London TW6 2AS, United Kingdom (March 2004) ("*Airclaims*"), by The Airline Monitor, 535 Fifth Avenue, Suite 905, New York, NY USA (January 2005) ("*Airline Monitor*"), by IATA-International Air Transport Association, 800 Place Victoria P.O. Box 113, Montreal H4Z 1M1, Canada (November 2004 and as indicated on individual press releases) ("IATA") and by AeroStrategy Ltd., Bridge House, Station Approach, Great Missenden, Buckinghamshire HP16 9AZ, United Kingdom (December 31, 2004) ("*AeroStrategy*").

We have not verified the figures, market data and other information on which third parties have based their studies. Therefore, we assume no liability for the accuracy of any information included in this Offering Circular on market shares, growth rates and sales (insofar as such sales do not relate exclusively to us), that is derived from third-party studies.

A glossary of the technical terms and abbreviations used herein is included at the end of this Offering Circular.

Offering Circular Summary

The following summary is supplemented by the information provided in other parts of this Offering Circular, and in particular information set forth under "Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors," and should be read in conjunction therewith. This summary does not include all of the information that may be of importance to you. Therefore, you should carefully read the entire Offering Circular. With respect to certain considerations regarding an investment in our Shares, reference is made to the section captioned "Risk Factors." A glossary of the technical terms and abbreviations used is set forth at the end of this Offering Circular.

MTU AERO ENGINES HOLDING AG

We are one of the world's largest aircraft engine module and component manufacturers by revenue, and the leading independent provider of maintenance, repair and overhaul ("MRO") services for commercial jet engines by revenue. We also manufacture modules and components for key European military engine programs and, through our participation in alliances that produce military aero engines, we are the supplier of substantially all military aero engines used by the German Armed Forces. In addition, we provide dedicated aero engine MRO and support services for the German Armed Forces. Our products for the commercial aviation industry are found in almost all thrust and power classes for applications ranging from megaliner passenger aircraft, such as the new Airbus A380 and the Boeing 747, to large passenger aircraft, such as the Boeing 777, Airbus A330 and A320 family, and to regional and private business jets. In the military sector, our products can be found in combat aircraft, such as the Panavia Tornado and the Eurofighter Typhoon, current and future transport aircraft programs, such as the Boeing C-17 and the Airbus A400M, and helicopters, such as the Eurocopter Tiger.

We had more than 7,400 employees as of December 31, 2004. For the year ended December 31, 2004, we had total revenues of approximately €1,918 million and EBITDA of approximately €214 million. Our headquarters are located in Munich.

Leading provider of technologically advanced modules and components for new and established engine programs and important partner for all leading OEMs—We are one of the world's largest manufacturers of aero engine modules and components by revenue. We participate in the development and manufacture of nine commercial engine programs, which represent a portfolio that is well balanced across the engine life cycle and almost all thrust ranges. We provide complex modules that are critical to an engine's performance, including low pressure turbines, high pressure turbine components and high pressure compressors, on major engine platforms. In addition, we believe we are the only non-OEM that manufactures entire modules for the core compressor portion of the engine.

We closely cooperate with OEMs, in particular General Electric, Pratt & Whitney and Rolls-Royce, in the development and manufacture of key engine programs, such as the GP7000 (Airbus A380) and the V2500 (which is used in the Airbus A320 family) engine programs.

We believe that we will benefit from the current and projected upturn in the commercial aero engine market through increased sales of new engines, thus increasing our large installed base and driving high margin spare parts revenues in the future. We continue to move towards a greater share of production and the assumption of more design responsibility in engine programs, as demonstrated on the PW6000 (Airbus A318) engine program, for which we are providing both the low pressure turbine and the high pressure compressor.

Leading MRO provider for commercial jet engines—We are the sixth largest commercial MRO provider and the largest independent provider of MRO services for commercial jet engines worldwide by revenue. We believe that our strong market position, leading service quality and turn-around times, value-added repair capabilities, and our global presence enable us to generate new business opportunities which, in turn, are expected to lead to significant growth.

In particular, we expect that this strong market position will allow us to benefit from the projected growth of Asian air traffic. In December 2002, we opened a facility in Zhuhai, China with our joint venture partner

China Southern Airlines to enter this important market. We believe that this facility makes us the largest western-based aero engine MRO provider in terms of shop visits in China.

We hold MRO licenses for 18 aero engine programs and service engines for more than 200 customers (including 90 airlines) in all thrust and power classes from large commercial aircraft to private business jets, and we hold MRO licenses for industrial and marine gas turbines.

Within the aero engine MRO market, the engine programs with respect to which we provide services as a whole are projected to grow at above market rates, which is mainly due to the relatively young age profile of these programs. As we expect commercial airlines to continue to outsource engine MRO activities and increase the utilization of their aircraft, we believe our leading capabilities position us well to increase our market share.

High program share in European military engine programs—We are a leading partner in key pan-European military engine programs, including the development and production of the EJ200 engine for the Eurofighter Typhoon combat aircraft, the TP400 engine for the future A400M transport aircraft and the MTR390 engine for the Eurocopter Tiger attack/escort helicopter.

In addition, and partly through alliances in which we participate, we provide a full range of services to the German Armed Forces, from the development, manufacture and assembly of aircraft engines to maintenance, repair and overhaul. In 2002, we entered into an agreement (the "cooperative model") with the German Armed Forces, pursuant to which we provide more extensive aero engine MRO services, logistical support and training to the German Armed Forces, and we are currently in discussions with the German Ministry of Defense regarding the outsourcing of more aero engine MRO work to us.

We believe that our participation in long-term military programs provides us with a strong technological base, and that we can transfer the technological know-how acquired in the typically customer-financed military business to commercial engine modules and components. There is also the opportunity for growth via exports with respect to certain engine platforms, as demonstrated by the order of 18 Eurofighter Typhoon aircraft (38 EJ200 engines) by Austria and the order of 48 MTR390 engines by Eurocopter on behalf of Australia as well as the cooperation agreement between Airbus Military and the South African government regarding the procurement of eight A400M military transport aircraft with TP400 engines. The military business also mitigates some of the cyclicality of the commercial aero engines business.

Barriers to entry—We develop and manufacture high technology aero engine modules and components, and we benefit from the fact that the aero engine module and component market in general is difficult to penetrate. There are significant barriers to entry, such as: (i) stringent certification requirements and necessary regulatory approvals; (ii) substantial upfront investments for the development of complex components for major aero engine programs and associated tooling and manufacturing capabilities; (iii) high technological expertise required, from the initial aerodynamic design phase, in which we provide important support to the OEMs, through to the completion of the engine modules and components in an increasingly precise and complex process; (iv) preference among aero engine manufacturers for suppliers and partners with proven industry know-how, experience and scale; (v) preference among governments to award national defense contracts to alliances in which national manufacturers participate; and (vi) the substantial cost, generally strong contractual restrictions and time delay to the aero engine manufacturers if they were to change suppliers or RRSP partners once a product design has been approved by their customers. In addition, only a limited number of aero engine module manufacturers, including us, have the necessary scale to participate as an alliance partner in key engine programs.

Leading technology due to substantial investments in the past—Despite a challenging commercial airline market since 2001, we have undertaken significant company-funded research and development and targeted capital expenditures during the period from 2002 to 2004, with €456 million (excluding customer-funded research and development) invested in research and development and €287 million in capital expenditures, together representing approximately 12.2% of total revenues for that period. In addition, we conducted €218 million of customer-funded research and development over that period. Recent research and development spending peaked in 2003, as the GP7000 and the PW6000 reached the peak of their development effort, decreased in 2004, and is anticipated to decrease further over the next few years as modules for these and other engines move from development to production.

We believe that our previous substantial investments in research and development and substantial capital expenditures have helped us to further our reputation as a leading manufacturer of aero engine modules with a reputation for technological leadership and high quality. We have developed benchmark technology for military and commercial applications, including turbines and low and high pressure compressors for the RB199 (Panavia Tornado) and EJ200 (Eurofighter Typhoon) and the PW6000 (Airbus A318) aero engines. We received the 2002 Innovation Award of the German Industry for the development of the high pressure compressor for the PW6000 aero engine.

Balanced product portfolio with visibility on cash flow potential—We believe that our aero engine portfolio is well balanced between (i) mature engine programs, which generate strong revenues and cash flows from the steady and predictable, high margin, sale of spare parts, such as the CF6-80 engine family and the PW2000, (ii) growth programs, which generate both substantial new engine sales as well as increasing spare parts revenues, such as the V2500, and (iii) younger engine platforms with strong growth potential, such as the GP7000.

In addition, the installed base of engine programs in which we participate has a lower average age and park rate compared to the industry average, which we believe should make our fleet less sensitive to industry cycles and also provide significant future growth potential as these engines age and generate demand for spare parts.

Experienced management team focused on improving operational efficiency—We have a highly experienced management team, led by Chief Executive Officer Udo Stark. Our executive team (Udo Stark, Reiner Winkler, Dr. Michael Süß and Bernd Kessler) has many years' experience in advanced manufacturing, engineering and aftermarket industries. Despite a difficult market environment over the last three years, our management was able to maintain sales and step up the development effort of new programs. In addition, our management was able to significantly improve productivity and gross margin, and plans to continue to pursue specific efficiency programs in the future.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The selected IFRS consolidated financial data as of January 1, 2004 and as of and for the year ended December 31, 2004 have been derived from the consolidated financial statements of MTU Aero Engines Erste Holding GmbH included elsewhere in this Offering Circular. The selected IFRS consolidated financial data as of December 31, 2002 and for the years ended December 31, 2002 and December 31, 2003 have been derived from the unaudited consolidated IFRS financial information of MTU Aero Engines GmbH, which were prepared from the audited consolidated German GAAP financial statements included elsewhere in this Offering Circular. See "Presentation of financial information."

The unaudited IFRS consolidated financial data as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 have been derived from our unaudited consolidated financial statements for such periods included elsewhere in this Offering Circular. The unaudited consolidated financial statements as of and for the three months ended March 31, 2004 and March 31, 2005 include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results for the interim period and may not be indicative of future financial results. In the presentation of income statement data for all periods presented, R&D costs have been reclassified from cost of sales to operating expenses.

On January 1, 2004, funds managed by KKR, through MTU Aero Engines Erste Holding GmbH, acquired the predecessor of MTU Aero Engines GmbH from two subsidiaries of DaimlerChrysler AG (the "Acquisition"). Our 2004 financial statements reflect a full year of ownership by funds managed by KKR. As a consequence, our results of operations and financial condition in 2004 were affected by certain factors that did not affect our results in prior periods. In particular, purchase accounting (see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Purchase Accounting" and section 3a) of the group management report of MTU Aero Engines Erste Holding GmbH as of December 31, 2004 on page F-67 of this Offering Circular.) affected our results and our indebtedness was substantially higher in 2004, as a result of significant borrowings incurred in connection with the Acquisition. Accordingly, our results for periods prior to the Acquisition may not be comparable to our results in 2004 and future results. For purposes of comparability, we have also presented in the selected consolidated financial data adjusted information for the year ended December 31, 2004 and the three-month periods ended March 31, 2004 and 2005 to eliminate the effects of purchase accounting. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—The Acquisition."

Our consolidated financial statements are prepared in accordance with IFRS which differs in certain respects from US GAAP. Certain differences between IFRS and US GAAP are discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of certain differences between IFRS and US GAAP." The unaudited consolidated IFRS financial information for the years ended December 31, 2002 and 2003 was prepared applying the IFRS accounting policies applied in the preparation of the consolidated financial statements of MTU Aero Engines Erste Holding GmbH for 2004, except for one aspect of the accounting treatment of pension obligations.

You should read this selected consolidated financial data in conjunction with the sections entitled "Liquidity and Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited and unaudited historical consolidated financial statements and the related notes as well as the unaudited historical financial information included elsewhere in this Offering Circular.

(€ in millions)	Reported					Adjusted to Exclude Purchase Accounting[1]		
	Years ended December 31,			Three Months ended March 31,		Year ended December 31,	Three Months ended March 31,	
	2002	2003	2004	2004	2005	2004	2004	2005
	(unaudited)			(unaudited)		(unaudited)	(unaudited)	
Income Statement Data:								
Revenues	**2,200.8**	**1,952.2**	**1,918.0**	**430.0**	**509.7**	**1,992.5**	**441.8**	**525.8**
Cost of sales[2]	(1,845.8)	(1,569.2)	(1,627.6)	(373.0)	(445.4)	(1,538.1)	(329.0)	(429.0)
Gross profit[2]	**355.0**	**383.1**	**290.4**	**57.0**	**64.4**	**454.3**	**112.8**	**96.8**
R&D	(53.7)	(48.3)	(57.7)	(19.3)	(4.8)	(57.7)	(19.3)	(4.8)
Selling and general administrative expenses	(120.1)	(131.0)	(155.6)	(66.2)	(31.0)	(155.6)	(66.2)	(31.0)
Other operating income (expense)	7.6	(0.3)	4.0	0.3	1.2	4.0	0.3	1.2
Profit (loss) before financial result	**188.8**	**203.5**	**81.1**	**(28.2)**	**29.9**	**245.0**	**27.6**	**62.3**
Share of profit (loss) of joint ventures	1.4	(1.5)	(1.8)	(0.7)	0.0	(1.8)	(0.7)	0.0
Interest income (expense)	13.7	4.0	(62.3)	(15.4)	(8.7)	(62.3)	(15.4)	(8.7)
Other financial income (expense)	(31.0)	(49.4)	(10.5)	(29.2)	(13.0)	(10.5)	(29.2)	(13.0)
Income (loss) from ordinary activities	**172.8**	**156.6**	**6.5**	**(73.6)**	**8.2**	**170.4**	**(17.8)**	**40.6**
Income taxes	(73.4)	(93.3)	(6.3)	29.0	(3.2)			
Minority interest (share of loss)	1.1	(0.0)	0.0	0.0	0.0			
Net income (loss)	**100.4**	**63.3**	**0.2**	**(44.6)**	**5.0**			
Cash Flow Data:								
Cash flow from operating activities	281.8	106.9	72.9	56.9	133.1			
Cash flow from investing activities	(133.3)	(93.5)	(59.9)[3]	(10.3)[3]	(10.5)			
Cash flow from financing activities	(254.6)	(286.1)	(190.3)[4]	14.5[4]	(106.5)			
Change in cash and cash equivalents	(106.1)	(272.7)	(177.2)	61.1	15.7			
Capital expenditures	(136.0)	(83.8)	(65.9)	(10.8)	(11.2)			
Other Financial Data:								
EBIT	188.8	203.5	81.1	(28.2)	29.9	245.0	27.6	62.3
Adjusted EBIT	125.7	115.0	176.2	22.6	54.2	176.2	22.6	54.2
EBITDA[5]	243.7	264.4	214.1	3.0	63.2	315.6	41.9	79.2
Adjusted EBITDA[6]	180.6	175.8	246.8	36.9	71.1	246.8	36.9	71.1

(€ in millions)	December 31, 2002 (unaudited)	January 1, 2004[7]	December 31, 2004	March 31, 2005 (unaudited)
Balance Sheet Data:				
Cash and cash equivalents	326.5	205.6	28.5	44.1
Property, plant and equipment	279.8	630.6	576.6	562.2
Intangible assets	133.2	984.7	968.6	961.6
Financial assets	272.0	51.2	46.6	46.5
Total assets	2,042.4	2,915.5	2,719.1	2,624.9
Financial debt	84.0	1,136.2	866.6	668.5
Shareholders' equity	770.8	201.2	217.0	211.8
Pension provisions	295.9	343.0	358.9	365.1
Working capital[8]	344.0	282.8	304.8	228.5
Net financial debt[9]	(242.5)	930.5	838.1	624.4

(1) *Represents reported financial results adjusted to eliminate the effects of purchase accounting (but not the other effects of the Acquisition, including interest on the borrowings incurred in connection with the Acquisition). These effects are described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—The Acquisition." We have presented this adjusted financial information to enhance comparability of our results of operations.*

(2) *In order to present gross profit before R&D costs, cost of sales and gross profit as discussed herein are before taking R&D charges into account. However, cost of sales and gross profit as presented in our financial statements included elsewhere in the Offering Circular are after taking R&D charges into account.*

(3) *Excludes cash outflow of €766.6 million reflecting payment of consideration for the Acquisition.*

(4) *Excludes cash inflow of €604.4 million relating to the financing of the Acquisition from third parties and €162.2 million relating to the loan from Blade Forex.*

(5) *EBITDA consists of profit (loss) before financial result and before depreciation and amortization. EBITDA is not a measure of operating profit (loss), operating performance or liquidity under IFRS or US GAAP. EBITDA is a measure used by us in managing our business, and we believe EBITDA is commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or other non-operating factors. Accordingly, EBITDA has been disclosed in this Offering Circular to permit a more complete and comprehensive analysis of our results of operations relative to other companies. You should not, however, consider EBITDA in isolation or as a substitute for operating profit (loss) as determined by IFRS or US GAAP, or as an indicator of our operating performance or of our cash flows from operating activities as determined in accordance with IFRS or US GAAP. You should not use this non-GAAP measure as a substitute for the analysis provided in our income statements or in our cash flow statements. The EBITDA disclosed here is not comparable to EBITDA disclosed by other companies as EBITDA is not uniformly defined. Therefore, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.*

The following table presents a reconciliation of EBITDA to profit (loss) before financial result.

	Reported					Adjusted to Exclude Purchase Accounting		
	Year ended December 31,			Three Months ended March 31,		Year ended December 31,	Three Months ended March 31,	
(€ in millions)	2002 (unaudited)	2003 (unaudited)	2004	2004 (unaudited)	2005 (unaudited)	2004 (unaudited)	2004 (unaudited)	2005 (unaudited)
Profit (loss) before financial result	188.8	203.5	81.1	(28.2)	29.9	245.0	27.6	62.3
Depreciation and amortization	55.0	60.9	133.1	31.3	33.3	70.6	14.3	16.9
EBITDA	243.7	264.4	214.1	3.0	63.2	315.6	41.9	79.2

(6) *Adjusted EBITDA comprises EBITDA, as described above, adjusted for the following items.*

	Reported					Adjusted to Exclude Purchase Accounting		
	Year ended December 31,			Three Months ended March 31,		Year ended December 31,	Three Months ended March 31,	
(€ in millions)	2002	2003	2004	2004	2005	2004	2004	2005
	(unaudited)			(unaudited)		(unaudited)	(unaudited)	
EBITDA	243.7	264.4	214.1	3.0	63.2	315.6	41.9	79.2
Hedging gains[a]			74.5	11.8	16.1			
Inventory write-up[b]			27.0	27.0				
EBITDA before purchase accounting	243.7	264.4	315.6	41.9	79.2	315.6	41.9	79.2
R&D costs[c]	(75.2)	(122.8)	(98.2)	(24.5)	(8.3)	(98.2)	(24.5)	(8.3)
Restructuring costs[d]	12.1	34.2	6.7	1.3	0.1	6.7	1.3	0.1
Direct transaction costs[e]			22.6	18.3		22.6	18.3	
Adjusted EBITDA	180.6	175.8	246.8	36.9	71.1	246.8	36.9	71.1
Depreciation and Amortization before purchase accounting	(55.0)	(60.9)	(70.6)	(14.3)	(16.9)	(70.6)	(14.3)	(16.9)
Adjusted EBIT	125.7	115.0	176.2	22.6	54.2	176.2	22.6	54.2

(a) *Represents the gains that would have been included in our revenues during each period if we had not under purchase accounting treated the unrealized profit on the foreign exchange forward contracts outstanding at the date of the Acquisition as if such profit had been realized at the date of the Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—Exchange rate fluctuations." The absence of an adjustment for a particular period indicates that the adjustment is not applicable for such period.*

(b) *Represents the profit that would have been recorded in our income statement if we had not under purchase accounting treated a portion of the profit on sales for which we had received firm purchase orders at the date of the Acquisition as having been recognized at the date of the Acquisition. The absence of an adjustment for a particular period indicates that the adjustment is not applicable for such period.*

(c) *Represents the research and development costs incurred during the period that were not recorded in our income statement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—Research and development." The absence of an adjustment for a particular period indicates that the adjustment is not applicable for such period.*

(d) *Represents the costs associated with the restructuring efforts undertaken in the period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—Restructuring programs."*

(e) *Represents direct transaction costs associated with the Acquisition, which were recorded in our income statement during the period. The absence of an adjustment for a particular period indicates that the adjustment is not applicable for such period.*

We believe that Adjusted EBITDA is an important measure because it reflects adjustments for additional items beyond those addressed by EBITDA that are particularly significant in the context of our operating history, such as the effects of purchase accounting and costs associated with the Acquisition, certain research and development costs and costs associated with the restructuring of our business. Accordingly, Adjusted EBITDA has been disclosed in this Offering Circular to permit a more complete and comprehensive analysis of our results of operations relative to other companies. Adjusted EBITDA is not a measurement of performance or liquidity under IFRS or US GAAP, and should not be considered by investors as an alternative to operating profit (loss) or net income (loss) as an indicator of our performance or as an alternative to cash flow from operating activities as an indicator of operating cash flow. The Adjusted EBITDA disclosed here is not comparable to EBITDA disclosed by other companies as EBITDA is not uniformly defined. Therefore, our presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

(7) *The balance sheet included in our 2003 IFRS financial information is dated January 1, 2004 and is the opening balance sheet, showing the effects of purchase accounting as well as the borrowings incurred in connection with the Acquisition. We believe this opening balance sheet provides a more appropriate basis for comparison with our balance sheet as of December 31, 2004.*

(8) *Working capital represents inventories, trade receivables and prepayments less trade payables and advance payments received. Advance payments received amounted to €315.7 million in 2002, €272.6 million in 2003, €310.8 million in 2004 and €364.8 million in the first quarter of 2005.*

(9) *Net financial debt represents bank loans, Senior Notes debt, vendor loan, shareholder loans, capital leases and other financial debt less cash and cash equivalents and financial receivables due from affiliated companies associated with our foreign exchange forward contracts.*

Dividend policy

We intend to distribute dividends comparable to those distributed by other companies in our industry. However, you should note that the distribution of dividends (as set forth in "General Information on the Company—Earnings and Dividends per Share, Dividend Policy, Allocation of Profits") requires a balance sheet profit (*Bilanzgewinn*) on our unconsolidated balance sheet. Furthermore, the terms and conditions of the €275.0 million aggregate principal amount of 8.25% senior notes due 2014 issued by MTU Aero Engines Investment GmbH (the "Senior Notes") contain provisions that restrict or prohibit the distribution of dividends by MTU Aero Engines Investment GmbH, the issuer of the Senior Notes, and other of our subsidiaries unless certain conditions are met. As a general rule, the indenture governing the Senior Notes limits dividends according to a formula which permits dividends to be paid by the issuer of the Senior Notes if such dividends, together with other "restricted payments", do not exceed 50% of cumulative net income since the issue date of the Senior Notes (less 100% of all losses during such period). This limits our ability to distribute dividends. See "Risk Factors—Risks Related to the Offering—We may not pay dividends."

Summary of the Offering

Subject Matter of the Offering . . .	Up to 35,650,000 ordinary registered shares with no par value (no par value shares) as follows: up to 15,000,000 New Shares and up to 16,000,000 Existing Shares from the holdings of the Selling Shareholder as well as up to 4,650,000 Existing Shares from the holdings of the Selling Shareholder pursuant to a potential Over-Allotment. The Offering consists of a public offering of the New Shares and the Existing Shares in the Federal Republic of Germany and private placements outside the Federal Republic of Germany by the Managers led by the Joint Bookrunners. We and the Selling Shareholder reserve the right, following consultation with the Joint Bookrunners, to increase or decrease the number of offered Existing Shares of the Selling Shareholder. In the United States, the New Shares and the Existing Shares will be offered solely to qualified institutional buyers as part of a private placement in reliance on Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act"). A preferential allotment of shares to shareholders, members of management and employees of Kohlberg Kravis Roberts & Co. L.P and affiliated companies and persons, will take place pursuant to another private placement exemption from the registration requirements of the Securities Act. Outside the United States, the shares will be offered in reliance on Regulation S under the Securities Act.
Offering Period	The offering period is expected to run from and including May 25, 2005 up to and including June 3, 2005 at 12.00 p.m. (Central European Summer Time) for retail investors and at 2.00 p.m. (Central European Summer Time) for institutional investors. We and the Selling Shareholder reserve the right, following consultation with the Joint Bookrunners, to extend or shorten the offering period through the last day of the offering period. Any changes to the terms of the Offering will be published via an electronic information system and, as required by applicable law, an official national publication approved by the Frankfurt Stock Exchange; investors, including investors who have subscribed for the Offered Shares, will not be informed individually.
Selling Shareholder	Blade Lux Holding Two S.à r.l., a company with limited liability incorporated under the laws of Luxembourg.
Managers	In addition to the Joint Bookrunners, the Managers are Bayerische Hypo- und Vereinsbank AG, Cazenove AG and Commerzbank Aktiengesellschaft as co-lead managers and BNP Paribas and Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien as co-managers.
Price Range and Offer Price	The price range is set forth on the cover page of this Offering Circular. The price range is expected to be published in electronic media, such as Reuters, on May 24, 2005, in the *Frankfurter Allgemeine Zeitung* on May 25, 2005 and thereafter in the Federal Gazette (*Bundesanzeiger*) (the "Federal Gazette"). We and the Selling Shareholder reserve the right to increase or decrease the upper and/or lower limit(s) of the price range following consultation with the Joint Bookrunners. We expect to determine the Offer Price together with the Selling Shareholder and the Joint

	Bookrunners on the basis of an order book as part of the bookbuilding process on the evening of June 3, 2005. The Offer Price is expected to be published on June 3, 2005 via electronic media, such as Reuters, in the *Frankfurter Allgemeine Zeitung* on June 6, 2005 and thereafter in the Federal Gazette. Following its publication in electronic media, investors may obtain the Offer Price from the Managers.
Delivery and Settlement	Delivery of the Offered Shares against payment of the Offer Price is expected to take place on June 8, 2005.
Over-Allotment/Greenshoe option .	With regard to a possible Over-Allotment of up to 4,650,000 shares of the Company, the Selling Shareholder has made available to the Managers free of charge, by means of a securities loan, 4,650,000 shares of the Company. In this connection, the Selling Shareholder has also granted the Managers the option to purchase up to 4,650,000 shares of the Company at the Offer Price (the "Greenshoe Option"). The Greenshoe Option may be exercised within 30 calendar days following the first day of trading in the shares of the Company.
General Allotment Criteria	We, the Selling Shareholder and the Managers will adhere to the "Principles for the Allotment of New Share Issues to Retail Investors" (*Grundsätze für die Zuteilung von Aktienemissionen an Privatanleger*) issued on June 7, 2000 by the Exchange Commission of Experts (*Börsensachverständigenkommission*) of the German Federal Ministry of Finance (*Bundesministerium der Finanzen*). Any allotment made under the Offering to retail investors in Germany will be made by applying criteria to all the Managers and their affiliated institutions.
Preferential Allotment	We intend to offer, on a preferential basis, up to 5% of the total volume of the Offering as set forth below: As part of the Offering, we intend to offer to employees of our Group in Germany (including members of our management board (*Vorstand*)) the opportunity to purchase, on a preferential basis and subject to the provisions governing the tax-exempt transfer of equity participations to employees (*steuerfreie Überlassung von Vermögensbeteiligungen an Arbeitnehmer*), shares with a value of up to €450 per employee at a discount of up to €135 per employee (in aggregate, shares with a value of up to approximately €2.9 million). Employees who purchase shares at a price discount are obligated to hold such shares until December 31, 2005. As part of the Offering, we also intend to offer to employees of our Group in Germany (including members of the management board) the opportunity to purchase, on a preferential basis, shares with a value of up to €2,000 per employee (in aggregate, shares with a value of up to approximately €12.7 million) at a discount of 20% to the Offer Price. The minimum subscription amount is €200. Employees who purchase shares at a price discount are obligated to hold such shares until December 31, 2005. As part of the Offering, we additionally intend to offer to employees of our Group in Germany (including members of the management board) the opportunity to purchase further shares on a preferential basis. Employees and members of our management board who purchase such shares are obligated to hold the shares until June 30, 2005.

	As part of the Offering, we furthermore intend to offer to members of our supervisory board (*Aufsichtsrat*) the opportunity to purchase, on a preferential basis, shares at the Offer Price. Members of our supervisory board who purchase such shares are obligated to hold the shares until June 30, 2005. As part of the Offering, we furthermore intend to offer to the partners, members of the management and employees of Kohlberg Kravis Roberts & Co. L.P. and affiliated companies and persons ("KKR") the opportunity to purchase, on a preferential basis, shares at the Offer Price. Partners, members of the management and employees who purchase such shares are obligated to hold the shares until June 30, 2005. The preferential allotment to partners, members of the management and employees of KKR is limited to shares with an aggregate value of €5 million.
Stock Exchange Listing	An application was filed on May 2, 2005 to have our shares admitted to trading on the Official Market Segment (*Amtlicher Markt*) of the Frankfurt Stock Exchange (*Frankfurter Wertpapierbörse*) (the "Frankfurt Stock Exchange") with trading on the sub-segment of the official market segment with additional post-admission obligations (Prime Standard). The admission ruling by the Frankfurt Stock Exchange regarding the admission of our shares to trading is expected on June 3, 2005. Trading is expected to commence on June 6, 2005.
Lock-up Agreement	We, the Selling Shareholder and our other shareholder Blade Management Beteiligungs GmbH & Co. KG are obligated vis-à-vis the Managers, for a period of six months following admission of our shares to trading, not to effect certain measures which could have an effect on the market for our shares, without the prior written consent of the Joint Bookrunners (for further information on the lock-up agreement, see "The Offering—Lock-up Agreement").
International Securities Identification Number (ISIN)	DE000A0D9PT0
German Securities Identification Number (*Wertpapierkennnummer* —WKN)	A0D 9PT
Common Code	021997102
Trading Symbol..............	MTX

The Offering

THE OFFERING, TIMETABLE AND PUBLICATIONS

The Offering comprises up to 35,650,000 ordinary registered shares with no par value (no par value shares), consisting of up to 15,000,000 New Shares and up to 16,000,000 Existing Shares from the holdings of the Selling Shareholder as well as up to 4,650,000 Existing Shares from the holdings of the Selling Shareholder with a view to potential over-allotments.

The Offering consists of a public offering of the New Shares and the Existing Shares in the Federal Republic of Germany and private placements outside the Federal Republic of Germany by the Managers under the management of the Joint Bookrunners, and is expected to commence on May 25, 2005 and run through June 3, 2005. We and the Selling Shareholder reserve the right to increase or decrease, in consultation with the Joint Bookrunners, the number of offered Existing Shares of the Selling Shareholder.

In the United States, the New Shares and the Existing Shares will be offered solely to qualified institutional buyers as part of a private placement in reliance on Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act"). A preferential allotment of shares to shareholders, members of management and employees of Kohlberg Kravis Roberts & Co. L.P and affiliated companies and persons, will take place pursuant to another private placement exemption from the registration requirements of the Securities Act. Outside the United States, the shares will be offered in reliance on Regulation S under the Securities Act. Our shares will not be registered pursuant to Section 5 of the Securities Act.

In addition to the Joint Bookrunners, the Managers are Bayerische Hypo- und Vereinsbank AG, Cazenove AG and Commerzbank Aktiengesellschaft as co-lead managers and BNP Paribas and Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien as co-managers. Deutsche Bank will subscribe for 15,000,000 New Shares in its own name but for the account of the Managers, who will purchase the New Shares together with the Existing Shares, with the obligation to place them as part of the Offering.

Offering period, price range, Offer Price and allotment

The offering period is expected to run from and including May 25, 2005 up to and including June 3, 2005 at 12.00 p.m. (Central European Summer Time) for retail investors and at 2.00 p.m. (Central European Summer Time) for institutional investors.

The price range is set forth on the cover page of this Offering Circular. The price range is expected to be published in electronic media, such as Reuters, on May 24, 2005, in the *Frankfurter Allgemeine Zeitung* on May 25, 2005 and thereafter in the Federal Gazette (*Bundesanzeiger*). We and the Selling Shareholder reserve the right, following consultation with the Joint Bookrunners, to extend or shorten the offering period through the last day of the offering period, to increase or decrease the number of Offered Shares and/or to increase or decrease the upper and/or lower limit(s) of the price range.

Insofar as any of these options are exercised, publication thereof will be made via an electronic information system and, as required by applicable law, in an official national publication approved by the Frankfurt Stock Exchange. Investors who have placed subscription orders will not be informed individually. Instead, in this case a supplement (*Nachtrag*) to this Offering Circular will be published. Any change in the price range, the number of shares offered and/or the extension or shortening of the offering period will not result in the expiration of submitted purchase orders. However, investors who have submitted purchase orders may, until the end of the offer period, withdraw or modify their purchase orders or submit new limited or unlimited purchase orders.

We expect to determine the Offer Price together with the Selling Shareholder and the Joint Bookrunners on the basis of an order book as part of the bookbuilding process on the evening of June 3, 2005. The Offer Price is expected to be published on June 4, 2005 via electronic media, such as Reuters, in the *Frankfurter Allgemeine Zeitung* on June 6, 2005 and thereafter in the Federal Gazette. Following its publication in electronic media, investors may obtain the Offer Price from the Managers. Beginning on June 6, 2005, investors who have submitted their purchase order via a Manager are expected to be able to request the

number of shares allotted to them from such Manager. The Offer Price is expected to be paid on June 8, 2005 against delivery of the Offered Shares.

The timetable for the Offering is as follows:

May 25, 2005	Commencement of the offering period
June 3, 2005	Listing order (*Zulassungsbeschluss*) issued by the Frankfurt Stock Exchange
June 3, 2005	Last day of the offering period
June 3, 2005	Determination of the Offer Price and allotment of the shares
June 3, 2005	Publication of the Offer Price via electronic media such as Reuters; publication of the notification (*Hinweisbekanntmachung*) of availability of the Offering Circular
June 6, 2005	Publication of the Offer Price in the *Frankfurter Allgemeine Zeitung*
June 6, 2005	Commencement of trading
June 8, 2005	Book-entry delivery of shares against payment of the Offer Price

Selling Shareholder

Prior to the Offering, approximately 91.86% of our share capital was held by the Selling Shareholder and approximately 8.14% by Blade Management Beteiligungs GmbH & Co. KG (the "Participation Partnership") (see "General Information on the Company—Shareholder Structure (prior to and following the Offering)"). The subscription rights of the shareholders will be excluded pursuant to a resolution of the extraordinary shareholders' meeting, expected to be adopted on May 30, 2005, concerning the capital increase.

Blade Lux Holding One S.à r.l., Luxembourg, a company with limited liability incorporated under the laws of Luxembourg, is the sole shareholder of the Selling Shareholder. The shareholders of Blade Lux Holding One S.à r.l. are KKR European Fund L.P. (75%), KKR Millenium Fund (Overseas) L.P. (24.04%) and KKR Partners (International) L.P. (0.96%).

The Selling Shareholder intends to sell up to 16,000,000 Existing Shares in the Offering. In addition, the Managers have the option to purchase up to 4,650,000 additional Existing Shares from the Selling Shareholder to cover increased allotments ("Greenshoe Shares"). See "The Offering—Stabilization, Over-allotment and Greenshoe Option"). Assuming all of the Offering is placed and the Greenshoe Option is exercised in full, the Selling Shareholder will hold approximately 29.3% of our share capital following the Offering. Assuming all of the New Shares are placed in the Offering, the Participation Partnership will hold approximately 5.9% of our share capital following the Offering.

Share capital following completion of the Capital Increase

Our share capital following completion and registration of the Capital Increase will be €55,000,000.

Percentage of share capital offered (following completion of the Capital Increase)

Taking into account the Capital Increase, which is expected to be resolved on May 30, 2005 by an extraordinary shareholders' meeting, up to 56.4% of our shares (64.8% if the Greenshoe Option is exercised in full) will be offered.

Delivery and Settlement

Delivery of the Offered Shares against payment of the Offer Price is expected to take place on June 8, 2005. The shares will be represented by one or more global certificates without global dividend coupons, which will be deposited with Clearstream Banking AG, Frankfurt am Main. At the option of investors, shares purchased in the Offering will be credited in their name to an account of a participating bank of Clearstream Banking AG, Frankfurt am Main, or the account of a participant in the Euroclear S.A./N.V system or Clearstream Banking S.A., Luxembourg.

GENERAL AND SPECIFIC INFORMATION CONCERNING THE SHARES

Voting rights

Each share carries one vote at the shareholders' meeting. There are no restrictions on voting rights.

Dividend rights

The New Shares and the Existing Shares carry full dividend rights as from January 1, 2005, i.e. for the entire fiscal year 2005 and all subsequent fiscal years.

Form and certification of the shares

All of our shares are issued as ordinary registered shares with no par value (no par value shares). The shares will be represented by one or more global certificates without global dividend coupons, which will be deposited at Clearstream Banking AG, Frankfurt am Main, acting as securities clearing and depositary bank. Pursuant to Section 4(4) of our articles of association, shareholders are not entitled to receive physical share certificates for their respective shareholdings.

ISIN/Common Code/Stock exchange symbol

International Securities Identification Number (ISIN)	DE000A0D9PT0
German Securities Identification Number (*Wertpapierkennnummer*) (WKN)	A0D 9PT
Common Code	021997102
Stock exchange symbol	MTX

STABILIZATION, OVER-ALLOTMENT AND GREENSHOE OPTION

In connection with the placement of our shares, UBS Limited is acting as stabilization manager (the "Stabilization Manager"), and may, either by itself or through an affiliated company, take action (pursuant to Section 5 of the German Regulation on the Prohibition of Market Manipulation (*Verordnung zur Konkretisierung des Verbots der Marktmanipulation*) in conjunction with Section 20a(3) of the German Securities Trading Act (*Wertpapierhandelgesetz*) and Regulation (EC) 2273/2003 of the European Commission (December 22, 2003)) aimed at stabilizing the stock exchange or market price of our shares ("Stabilization Measures"). The Stabilization Manager is not obligated to take any such Stabilization Measures, and therefore no assurance can be given that such Stabilization Measures will be taken. Should Stabilization Measures be taken, they may be terminated at any time and without prior notice. Stabilization Measures may be taken as of the date our shares are first listed on the Frankfurt Stock Exchange and must be completed no later than 30 calendar days after such date (the "Stabilization Period").

Stabilization Measures can result in a stock exchange or market price of our shares that is higher than would be the case in the absence of such measures. In addition, Stabilization Measures may result in a stock exchange or market price at a level that is not sustainable over the long term.

Within one week after the end of the Stabilization Period, a press release will be published, pursuant to Article 9(3) of Regulation (EC) 2273/2003 of the European Commission from December 22, 2003, in the *Frankfurter Allgemeine Zeitung* announcing whether any Stabilization Measures have been effected, the date on which Stabilization Measures were first effected and the date of the last Stabilization Measure, as well as the range of prices within which Stabilization Measures have been effected. In the event of any over-allotment or exercise of the Greenshoe Option, the dates of the exercise and execution thereof, as well as the type and quantity of the respective shares will likewise be publicly announced.

In the view of the possible Stabilization Measures, and in addition to the up to 31,000,000 shares of the Company being offered, additional shares of the Company amounting to up to 4,650,000 may be allocated to investors in the Offering (so-called "Over-Allotment"). The shares of the Company necessary to implement an Over-Allotment have been temporarily made available to UBS Limited in its capacity as the Stabilization Manager free of charge by way of a securities loan.

In this connection, the Selling Shareholder has granted the Managers the option, exercisable for 30 calendar days following the listing of the shares of the Company on the Frankfurt Stock Exchange, to purchase up to 4,650,000 additional shares (i.e., up to 15% of the number of shares offered) at the Offer Price, less agreed

commissions (the "Greenshoe Option"). The Greenshoe Option may be exercised only to the extent that the shares were placed by way of the Over-Allotment, reduced by the number of shares that were acquired by UBS Limited in its capacity as Stabilization Manager.

Any exercise of the Over-Allotment or Greenshoe Option will be made in accordance with Regulation (EC) 2273/2003 of the European Commission from December 22, 2003, and the relevant dates of the exercise and execution thereof and the type and quantity of the respective shares will be publicly announced without undue delay in the same manner as an announcement of Stabilization Measures, as described above.

GENERAL ALLOTMENT CRITERIA

As of the date of commencement of the offering period, we, the Selling Shareholder and the Managers will not have entered into any agreement relating to the allotment method, except for the preferential allotment to employees, managers, and management and supervisory board members of the Company and to partners, directors, officers and employees of Kohlberg Kravis Roberts & Co. L.P. and affiliated companies and persons. We, the Selling Shareholder and the Managers will adhere to the "Principles for the Allotment of New Share Issues to Retail Investors" (*Grundsätze für die Zuteilung von Aktienemissionen an Privatanleger*) issued on June 7, 2000 by the Exchange Commission of Experts (*Börsensachverständigenkommission*) of the Federal Ministry of Finance (*Bundesministerium der Finanzen*) (the "Allotment Principles"). After the end of the offering period, we, the Selling Shareholder and the Managers will determine the specific details of the allotment method and publish such details in accordance with the Allotment Principles. Any allotments made to retail investors in Germany as part of the Offering will be performed by applying uniform criteria to all the Managers and their affiliated insitutions.

PREFERENTIAL ALLOTMENT

We intend to allot, on a preferential basis, up to an aggregate 5% of the total volume of the Offering as set forth below:

As part of the Offering, we intend to offer to employees of the MTU Aero Engines Group in Germany (including members of the management board) the opportunity to purchase, on a preferential basis and subject to the provisions governing the tax-exempt transfer of equity participations to employees (*steuerfreie Überlassung von Vermögensbeteiligungen an Arbeitnehmer*), shares with a value of up to €450 per employee at a discount of up to €135 per employee (shares with an aggregate value of up to approximately €2.9 million). Employees who purchase shares at a price discount are obligated to hold such shares until December 31, 2005.

We also intend to offer to employees of the MTU Aero Engines Group in Germany (including members of the management board) the opportunity to purchase, on a preferential basis, shares with a value of up to €2,000 per employee (shares with an aggregate value of up to approximately €12.7 million) at a discount of 20% to the Offer Price. The minimum subscription amount is €200. Employees who purchase shares at a price discount are obligated to hold such shares until December 31, 2005.

In addition, we intend to offer to employees of the MTU Aero Engines Group in Germany (including members of the management board) the opportunity to purchase further shares on a preferential basis. Employees and members of the management board who purchase such shares are obligated to hold the shares until June 30, 2005.

We also intend to offer to members of our supervisory board the opportunity to purchase, on a preferential basis, shares at the Offer Price. Members of the supervisory board who purchase such shares are obligated to hold the shares until June 30, 2005.

Finally, we intend to offer to the shareholders, members of the management and employees of Kohlberg Kravis Roberts & Co. L.P. and affiliated companies and persons ("KKR") the opportunity to purchase, on a preferential basis, shares at the Offer Price. Shareholders, members of the management and employees who purchase such shares are obligated to hold the shares until June 30, 2005. The preferential allotment to

shareholders, members of the management and employees of KKR is limited to shares with an aggregate value of €5 million.

TRANSFERABILITY

Our shares are freely transferable in accordance with the regulations governing the transfer of ordinary registered shares with no par value.

LOCK-UP AGREEMENT

We (and our management board and supervisory board with regard to (i) and (ii) below) will agree with the Managers that, within a period of six months following the listing of our shares on the Frankfurt Stock Exchange, we will not, without the prior written consent of the Joint Bookrunners,

(i) announce or implement any capital increase from authorized capital; or

(ii) propose any resolution at our shareholders' meeting to increase our capital; or

(iii) except for the issue of shares or options to managers or employees of the Company or one of its subsidiaries in the context of a share option scheme or in connection with transactions aimed at securing obligations arising from such options, directly or indirectly, grant, offer, pledge, allot, issue, sell, obligate ourselves to sell, sell any option to purchase, purchase any option for the sale of or otherwise deliver or dispose of any of our shares or other securities that may be converted into or exchanged for our shares or contain the right to purchase our shares, nor enter into or execute any transactions (including swap transactions) by which the commercial risk associated with the shareholding is transferred to a third party, either in whole or in part, regardless of whether the obligations arising under these transactions are to be satisfied through the delivery of shares, monetary payment or any other performance.

This shall not apply to shares which are the subject of this Offering Circular or which the Company sells in the context of an acquisition, provided that the purchaser of such shares becomes subject to the lockup restrictions applying to the Selling Shareholder as outlined below.

Furthermore, the Selling Shareholder and the Participation Partnership will agree with the Managers that, within a period of six months following the listing of our shares on the Frankfurt Stock Exchange, they will not, without the prior written consent of the Joint Bookrunners,

(iv) offer, pledge, sell, obligate themselves to sell, sell an option for the purchase of, purchase an option for the sale of or otherwise deliver or dispose of, directly or indirectly, any of the other shares of us which they hold or other securities that may be converted into or exchanged for our shares; or

(v) execute any transactions (including swap transactions) transferring the commercial risk associated with holding shares to a third party, either in whole or in part,

regardless of whether the obligations arising under these transactions are to be satisfied through the delivery of shares, monetary payment or any other performance;

(vi) exercise any rights aimed at a registration of our shares or other securities that may be converted into or exchanged for our shares pursuant to the Securities Act or request any such registration rights; and

(vii) initiate, vote for or in any other way support an increase in our capital.

The aforementioned obligations shall not apply to any transfer of our shares to any affiliate of the Selling Shareholder, provided that such affiliate shall be bound by the aforementioned obligations.

STOCK EXCHANGE LISTING

An application was filed on May 3, 2005 to have our registered share capital which, following registration of the Capital Increase, will amount to €55,000,000 admitted to trading on the Official Market Segment (*Amtlicher Markt*) of the Frankfurt Stock Exchange and to the sub-segment of the official market segment

with additional post-admission obligations (Prime Standard). The admissions ruling of the Frankfurt Stock Exchange is expected on June 3, 2005. Trading is expected to commence on June 6, 2005.

DESIGNATED SPONSORS

UBS Limited, London, Deutsche Bank Aktiengesellschaft, Frankfurt am Main, and Goldman Sachs International, London, are assuming the function of designated sponsor. In setting binding prices for the purchase and sale of the shares, the designated sponsor ensures, in particular, higher liquidity of the shares.

USE OF PROCEEDS

In connection with the Offering, we will receive the proceeds generated from the Capital Increase less the costs of the Offering which will be paid by us. Assuming an offer at the mid-point of the price range, the gross proceeds from the sale of the shares out of the Capital Increase will amount to approximately €307.5 million. The Managers' commission to be paid by us are estimated to amount to €11.5 million. We estimate that we will incur other costs related to the Offering in an amount of up to €18.4 million.

We intend to use the majority of the net proceeds of approximately €277.6 to reduce indebtedness. In particular, we intend to repay a loan granted by the seller of MTU Aero Engines GmbH on December 31, 2003 in connection with the acquisition of the predecessor of MTU Aero Engines GmbH (as described in detail in "General Information on the Company—Company History") by us and our subsidiaries from the seller of MTU Aero Engines GmbH (the "Vendor Loan"), including accrued interest, which repayment is, pursuant to the underlying loan agreement, permissible without incurrence of a prepayment penalty. This loan, the outstanding balance of which was approximately €188.3 million as of March 31, 2005, including accrued interest, was granted to MTU Aero Engines Dritte Holding GmbH, a former indirect subsidiary of us. Upon registration with the commercial register (*Handelsregister*) on May 10, 2005, MTU Aero Engines Dritte Holding GmbH merged with MTU Aero Engines Zweite Holding GmbH, our former direct subsidiary, whereby the indebtedness under the Vendor Loan was transferred to MTU Aero Engines Zweite Holding GmbH. Upon registration with the commercial register (*Handelsregister*) on May 10, 2005, MTU Aero Engines Zweite Holding GmbH merged with the Company, whereby the indebtedness arising from the Vendor Loan was transferred to us. For more information on these mergers, see "General Information on the Company—Company History"). We also intend to repay a shareholder loan, including accrued interest, granted by the Selling Shareholder on December 17, 2003. This shareholder loan originally amounted to €69.0 million. In 2004, we repaid approximately €1.4 million of this loan. On March 25, 2005, the loan was increased by approximately €1.6 million, and as of March 31, 2005 the outstanding balance was approximately €71.7 million. The interest rate of the loan is 3% per annum. See "Business Transactions and Legal Relationships with Related Parties."

The Selling Shareholder will receive the net proceeds generated from the sale of the Existing Shares.

Risk Factors

You should carefully consider the risks described below as well as the other information contained in this Offering Circular before making an investment decision. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In any such case, the market price of our shares may be materially adversely affected and you may lose all or part of your original investment.

The risks described below are not the only risks we and our domestic and foreign subsidiaries and affiliates face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or results of operations. The order of the risks described below is not intended to be an indication of the probability of their occurrence or the magnitude of the risk.

We have grouped some of the risks below according to the business units to which they most relate. However, some risks that relate most to one business unit may also be relevant to other units or the business as a whole.

RISKS RELATED TO OUR BUSINESS

General

We operate in a competitive business environment and, as a result, our market share and business position may be adversely affected by factors beyond our control.

There is intense competition in the aero engine modules and component industry. We face this competition in each aspect of our business.

Certain aero engine programs in which we participate through our Commercial Business and Military Business units face competition from other aero engine programs for installation on the same aircraft. Accordingly, our success is dependent, in part, upon the ability of our OEM partners to win business from airlines and governments for engine programs in which we participate. We also face competition for involvement in such programs, both from other component manufacturers, such as ourselves, and also from the OEMs themselves, who may choose to source components and parts in-house rather than by obtaining them from us.

In addition, we face competition for the sale of engine parts and components in the aftermarket, which accounts for a significant part of our profits. Among our competitors for this business are suppliers of Part Manufacturer Approval, or "PMA," parts, generic parts that are nearly identical in design and functionality to original parts, approved for use by the Federal Aviation Authority (the "FAA"). PMA parts are rapidly gaining market share. While we believe that our business as a whole is currently not materially affected by competition from PMA parts manufacturers, PMA parts manufacturers have been successfully competing for our spare parts business with respect to individual, typically more mature, engine programs. We may face increasing competition from PMA parts manufacturers in the future. In addition, we face increasing competition from Designated Engineering Representative ("DER") repairs, which are non-OEM repair processes that are usually developed by independent parts repair specialists and approved by the FAA. See "Business—Competition—Commercial aero engines, engine modules and components and spare parts."

Finally, we face competition in our Commercial MRO business. As an independent provider of MRO services, we compete against airline-in-house MRO service providers, who have an affiliation with many of our potential customers. Our other main source of competition is the MRO service units of the OEMs. The OEMs possess certain advantages in the MRO field, partly because of their ability to link MRO service contracts with airlines to the sale of engines to those airlines. The commercial MRO sector has seen a dramatic increase in the market share enjoyed by OEMs, and OEMs have been particularly successful in negotiating for long-term MRO service agreements (typically for a duration of about ten years) in connection with new engine sales. In addition, our MRO services are subject to increasing competition from PMA parts. See "Business—Competition—Commercial MRO."

Our principal competitors in our Commercial Business and Military Business units are the major OEMs, Pratt & Whitney, General Electric, Rolls-Royce and Snecma. Other key competitors include Ishikawajima-Harime Heavy Industries ("IHI"), Avio, Volvo Aero and Industria de Turbo Propulsores, S.A. ("ITP").

Our competitors may have greater resources than we have, and therefore may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the promotion and sale of their products than we can. Providers of components and parts have traditionally competed on the basis of cost, technology, quality and service. We believe that developing and maintaining a competitive advantage will require continued investment in product development, technology, engineering, program investments and sales and marketing. We may not have sufficient resources to make the necessary investments to allow us to compete successfully.

Any of these factors could materially adversely affect our business, financial condition or results of operations.

We rely heavily on certain customers.

Our five largest customers in the year ended December 31, 2004 were Pratt & Whitney, General Electric, IAE (consisting of Pratt & Whitney, Rolls-Royce, Japanese Aero Engines Corp. and MTU Aero Engines), Turbo-Union, Ltd. (Rolls-Royce, MTU Aero Engines and Avio) and Eurojet Turbo GmbH (Rolls-Royce, MTU Aero Engines, Avio and ITP). These customers accounted for approximately 18%, 17%, 12%, 10% and 7%, respectively, of our total revenue from sales and services, or 64% of our total revenue from sales and services for that period. The ability of these and other of our OEM customers and alliances in which we participate to win aero engine business has a direct effect on our revenues. In addition, although we have entered into long-term collaborations with various OEMs and other market participants, those collaborations are terminable at will or on a relatively short timeframe by the OEMs under certain circumstances, such as certain changes in the ownership of our voting stock. The loss of any of our major customers could materially adversely affect our business, financial condition or results of operations.

In addition, a significant reduction in purchases from any of the key end customers of our products (primarily commercial airlines, cargo operators and leasing companies) or financial difficulties experienced by any such customer could materially adversely affect our business, financial condition or results of operations.

Our military business is substantially dependent on the German and other European governments' continuing commitment to their military procurement programs. See "—Military Business—A decline in German or other European defense budgets, changes in funding priorities, or delays in aircraft production relating to the programs in which we participate may adversely affect our sales of engine modules and components used on military aircraft and our customers' sales of military aircraft and may reduce our revenues and increase our costs."

Any significant disruption in our supply from key vendors could delay production and adversely affect our sales.

We are highly dependent on the availability of essential components, finished products, services and raw materials that we purchase from our suppliers, some of which may be available only from limited or sole sources. In addition, many of our suppliers (particularly for items such as highly complex forgings and castings) have limited production capacities and require long lead times for the production of goods, which requires us to be able to predict our future needs for these items. In many cases, our suppliers are the only practicable source for the relevant products, and we would be unable to obtain replacement products at reasonable prices or at all in the event that our requirements exceeded availability from our current suppliers. Moreover, we are dependent upon the ability of our suppliers to provide components, finished products, services and raw materials that meet specifications, quality standards and delivery schedules. The price of many of the raw materials we use can fluctuate widely for a variety of reasons, including changes in availability, major capacity additions or reductions, or significant facility operating problems. These fluctuations limit our ability to accurately forecast future raw material costs and hence our manufacturing costs and profitability. In addition, we are not able to pass raw material cost increases through to our partners under RRSP agreements or our customers under certain long-term agreements, and we are not always able to pass cost increases through to other customers. Furthermore, many of our suppliers may be

able to pass on a part of the raw material cost increases to us. Difficulties we encounter with suppliers could adversely affect our production schedules, reputation and profitability as well as our business, financial condition or results of operations.

Our largest suppliers for purposes of commercial and military aero engine manufacturing are Leistritz Turbomaschinen Technik GmbH and Aerotech Peissenberg GmbH & Co. KG, who collectively represent approximately 30% of our supplier volume for aero engine manufacturing in 2004 based on management estimates.

Our largest suppliers for commercial MRO are IAE and General Electric. In 2004, purchases of goods from IAE and General Electric represented approximately 42% of our purchases from suppliers for commercial MRO based on management estimates.

Our success depends in part on our research and development initiatives which may fail to meet the needs of customers on a timely or cost-effective basis.

We fund our research and development activities from three sources: our own cash flow, government funding and, to a very limited extent, our commercial customers.

In the period from 2001 to 2003, we increased company-funded research and development expenditure dramatically as we invested in new projects, with expenditures for the years 2002 and 2003 equaling €129 million (approximately 5.9% of revenues) and €171 million (approximately 8.8% of revenues), respectively. In 2004, company-sponsored research and development expenditure amounted to €156 million (approximately 8.1% of revenues). A large portion of these expenditures related to the development costs of two major engine programs, namely, the GP7000 (Airbus A380) and the PW6000 (Airbus A318).

We cannot assure you that the significant capital expended on our research and development efforts will create new sales opportunities or increases in productivity that are commensurate with the level of resources invested. In addition, we may develop specific technologies and capabilities in anticipation of customers pursuing new programs. If any such programs do not go forward on schedule or at all, we may be unable to recover our research and development costs and the related capital expenditures incurred in anticipation of such programs. If we are unable to recover these costs or expenditures or if any such programs do not progress as expected, our business, financial condition or results of operations could be materially adversely affected. Moreover, in the event that we are unable to produce the technological or design contribution required of us under an RRSP or similar arrangement, we may incur additional costs necessary to satisfy such obligations or be required to make substantial cash payments under the RRSP in lieu of our technological or design contribution. In addition, we may be required to pay penalties to our RRSP partners if we fail to meet delivery schedules or specific development targets.

We depend on key personnel and may not be able to retain those employees or recruit additional qualified personnel.

We believe that our future success depends, in part, on the services provided by our key employees such as engineers or other skilled professionals. There are few sources for new employees with the requisite skills for many of our key positions. Competition for such employees has intensified in recent years and may become even more intense in the future. We believe that our technological expertise has made some of our existing employees attractive to competitors or other employers. Our ability to implement our business plan is dependent on our ability to hire and retain technically skilled personnel. Our failure to recruit and retain qualified employees could have a material adverse effect on our business, financial condition or results of operations, and may impair our ability to obtain future contracts.

Because our assets, liabilities, revenues and costs are denominated in multiple currencies, we are vulnerable to exchange rate fluctuations.

Our reporting currency is the euro. We conduct, and will continue to conduct, transactions in currencies other than the euro, particularly U.S. dollars. As a result, we are vulnerable to foreign exchange rate fluctuations because:

- we incur the majority of our manufacturing costs in euro and generate most of our revenues in U.S. dollars and other currencies; therefore, a further strengthening of the euro relative to the U.S. dollar and

such other currencies in which we receive revenues could negatively impact our operating margins and cash flows; and

- a portion of our assets, liabilities, revenues and costs are denominated in various currencies other than euro; as a result, our financial position and operating results, which are reported in euro, are affected by currency exchange rate fluctuations.

We have adopted hedging policies to limit our exposure to exchange rate fluctuations between the U.S. dollar and the euro. In the year ended December 31, 2004, our net foreign exchange exposure (after taking debt repayments into account) of $195 million was hedged to a degree of 100% with an average hedge rate of 1.2553. However, movements of the exchange rate of the euro against the U.S. dollar and other currencies may continue to have a negative impact on our reported results. Currency fluctuations also have and could continue to have a significant effect on the comparability of performance between financial periods. Our exchange rate hedging strategies may not be successful for various reasons. As a result, our business, financial condition or results of operations may be materially adversely affected.

Product liability claims, including defects in items produced by others, and the cost of insurance may adversely affect our financial condition.

Our operations expose us to potential liability for personal injury, death or damage to property as a result of the failure of an aircraft component designed, developed, manufactured or delivered by us or any of our RRSP partners, including those related to aftermarket activities. Most of our consortium and RRSP contracts provide that liabilities arising out of claims by third parties are borne by the consortia or risk and revenue sharing partners in proportion to their respective contribution to the consortium or program, irrespective of the individual partner's fault. In addition, the lead manager of the program (usually, an OEM) generally has the right to settle or resolve third party claims unilaterally on behalf of the program participants. As a result of these factors, we may be faced with material liability for problems not directly related to our products' performance and over which we have little or no control.

As a condition of our participation in the RRSP, most of our RRSP contracts require that we purchase insurance to cover our potential liabilities arising out of such arrangements. Such insurance is expensive, and in the future may not be available to us at a reasonable cost. In addition, our insurance generally does not cover us from all liabilities that could arise under RRSPs, such as penalties arising from delays. Any material liability not covered by insurance or for which sufficient third-party indemnification is not available could have a material adverse effect on our business, financial condition or results of operations.

We may incur significant costs due to environmental liabilities, which could have a material adverse effect on our business, financial condition or results of operations.

Our facilities and operations are subject to environmental and occupational health and safety laws and regulations in each of the jurisdictions in which we operate. We may not always be in compliance with these requirements, and as a result could potentially be subject to significant fines or penalties, including criminal sanctions. Some of our operations require permits or licenses intended to prevent or reduce pollution, and these permits are subject to renewal, modification, suspension and revocation by issuing authorities. We have made, and will continue to make, capital and other expenditures in order to achieve or maintain compliance with these laws and regulations.

Under some laws, owners and operators of contaminated properties can be held responsible for the cost of investigating and remediating contamination, regardless of whether they caused the contamination. Some of our facilities have a long history of industrial activity, by us as well as other entities, and remediation might be required in connection with contamination that occurred prior to our use of the site. In the future, we could incur significant costs if historical or new contamination is discovered at our facilities or at off-site locations where we send waste. In addition, the enactment of new laws or stricter enforcement of existing laws may require us to make additional expenditures or subject us to unexpected liabilities, which could materially adversely affect our business, financial condition or results of operations.

We face certain risks with respect to future acquisitions.

We may pursue acquisitions in the future that we believe will present opportunities to realize synergies or cost savings and increase our market position. Such acquisitions could result in the incurrence of debt and an increase in interest expense. In addition, acquisitions involve numerous risks, including difficulties in the

assimilation of the operations, technologies, services and products of the acquired companies and the diversion of management's attention from other business concerns. For all these reasons, if any such acquisitions occur, our business, financial condition or results of operations could be materially adversely affected.

Our operating subsidiaries are subject to restrictive debt covenants, which limit our operating flexibility.

The indenture governing the Senior Notes contains covenants significantly restricting the ability of certain of our subsidiaries, among other things:

- to pay dividends or make other distributions or grant loans;
- to incur or guarantee indebtedness;
- to make investments or certain other payments;
- to create liens or other security interests;
- to enter into agreements that restrict their ability to pay dividends; and
- to consolidate, merge or sell all or substantially all of their assets.

Although the restrictions imposed by these covenants are comparable to those of debt securities similar to the Senior Notes and the covenants contain a number of exemptions and carve outs, the covenants could limit our ability to finance our future operations and capital needs, our ability to pursue acquisitions and other business activities that may be in our interest, and our ability to pay dividends and repurchase shares from our shareholders. These restrictions could materially adversely affect our business, financial condition or results of operations.

Many of our agreements contain non-compete provisions that prevent us from participating in programs or providing modules and components for aero engines that compete with aero engine programs in which we participate. They also contain change of control clauses. These provisions may restrict the future development of our business.

In our Commercial Business and Military Business, we are party to several agreements, including our General Collaboration Agreement with Pratt & Whitney and many of the RRSPs that we have entered into with OEMs, that prevent us from entering into arrangements with third parties in connection with programs that compete with our current aero engine programs (or relating to aero engines that meet certain engine thrust criteria), or that may prohibit us from providing modules and components to programs relating to aero engines that compete with the relevant aero engines.

These provisions may prevent us from participating in new aero engine programs, some of which may represent greater opportunities than the programs in which we currently participate. Such provisions also have the effect of linking our engine revenues to the success of our partners' programs. Such restrictions can last 20 to 25 years for individual engine programs or for the life of a program. As a result, we may be unable to take advantage of significant business opportunities that arise, and the future development of our Commercial Business and Military Business units may be inhibited, which could materially adversely affect our business, financial condition or results of operations.

In addition, many of our Commercial Business, Commercial MRO and Military Business agreements contain clauses that give our counterparty an option to terminate the agreement upon certain changes of control. For example, a number of our agreements give our counterparty the right to terminate or modify the agreement if one of their material competitors acquires a certain percentage of our voting stock (typically 25-30% of our outstanding stock). No measures have been or will be implemented to ensure that these change of control provisions are not triggered by purchases of our shares in the secondary market. Although German securities laws require a party acquiring in excess of 5%, 10%, 25%, 50% or 75% of our voting stock to notify us of any such acquisition, we would not be able to prevent an acquirer of our shares from crossing the relevant threshold. In the event that a change of control were to occur, either deliberately or inadvertently, as a result of the purchase of any of our shares in the secondary market, we could lose valuable relationships with our partners, as well as revenues, which could have a material adverse effect on our business, financial condition, results of operations or prospects.

Commercial Business

A significant portion of our commercial engine revenues are derived from RRSP contracts. These contracts may expose us to significant risks, including a lack of control over the activities covered by the RRSP and losses arising from up-front design and development costs, cost overruns, warranties, guarantees and penalties. Any of these factors could have a materially adverse effect on our business, financial condition or results of operations.

We have entered into a number of RRSP contracts with OEMs, including Pratt & Whitney, General Electric and, through our participation in the IAE consortium, Rolls-Royce, relating to the development, production and sale of commercial aircraft engines. Pursuant to these contracts, we contribute to the development and production of new engine programs, and in return are entitled to a share of the revenues generated by sales of engines, components and spare parts.

While we believe these contracts are an important means of doing business and building long-term relationships with OEMs, they contain inherent risks. In particular:

- the OEM controls the end customer relationship throughout the lifetime of an engine program, including with respect to such matters as setting prices for engines and spare parts, granting concessions (including the financing of engine and aircraft purchases in ways that may ultimately provide for recourse to us under the RRSP contract), providing guarantees and establishing and amending warranty and other after-market service policies. Therefore, among other things, the OEM has control over the revenues that will be derived from sales, and our ability to predict our revenues and profits will be limited to the extent that the OEM determines to depart from any previously established pricing, discounting or service policy;
- RRSP contracts generally give the OEM broad discretion to control many other aspects of the collaboration, including, among other things, the right to make program changes, including design changes that may be at our sole expense; to determine whether to develop new engine models and the allocation of responsibility for any such development; to make adjustments for matters such as excessive overhead expenses or for our under- or over-contribution to a program in any year; and to deal with, defend against or settle claims brought by third parties, including those for which we may have liability;
- we have limited audit rights under RRSPs. As a result, we are not able to fully monitor whether OEMs comply fully with their obligations, or fairly exercise their rights, under RRSPs;
- OEMs may employ repair processes that do not use our spare parts, which would adversely affect spare parts sales;
- we are required to make significant upfront expenditures to design and develop the components of the engine for which we are allocated design and development responsibility, which expenditures need to be made before any engines have been sold, and hence before there is any certainty about future revenue streams under the engine program;
- similarly, we may be required to make upfront payments (known as entry fees) to OEMs in order to participate in programs, as compensation for development or other efforts already made by the OEMs, again before there is any certainty about future revenue streams under the engine program;
- aircraft manufacturers may require OEMs to make upfront payments to participate in new aircraft programs and to cover a percentage of the airframer's research and development expenditures. The OEMs have begun to pass part of the costs for such payments on to their RRSP partners. We are required to effectively contribute to the OEMs' upfront payments to aircraft manufacturers under our RRSP agreements, even though the success of the aircraft and the engine program in which we participate may be uncertain;
- the value of our contribution (by way of work in designing, developing and producing engine modules and components) is generally fixed, based on cost assumptions established at the time of entering into the contract (with limited adjustments for design changes or extraordinary changes in the costs of raw materials). Thus, if we experience cost overruns in the development or production of parts for which we are responsible, we may not be able to recoup these costs from our program share, and our profits on the engine program may be compromized as a result. If we are unable to make the research and

development contribution required by the program, or if we are not able to meet the specifications required by the program, we may incur additional costs necessary to satisfy such obligations or be required to make up the value of our contribution with cash payments;

- because we cannot control the activities of the OEM or any other participant in the RRSP, any failure by such other parties to perform their obligations may result in an engine that does not meet customer requirements, for example, as to design and performance. To the extent such failures result in penalties, liquidated damages or other third party liabilities, we are generally responsible for our share of such penalties or liabilities, notwithstanding that we are not "at fault";
- aero engine programs may be delayed as a result of the failure of the OEM or any other participant in the RRSP to perform. We would likely experience a delay in revenue from such engine programs, notwithstanding that we have already incurred substantial expenses. Furthermore, the delayed entry to the market may harm an engine's market position. An end customer may decide to terminate the agreement for the purchase of engines in the event of any delays or may claim penalties. To the extent such delays result in penalties, we are generally responsible for an amount of those penalties proportional to our program share;
- some of the RRSP contracts provide the OEM with the right to cancel the relevant engine program at any time. Any such cancellation would generally be on the basis that each participant in the RRSP will bear its own costs and investments without reimbursement from other RRSP participants. Hence, if an engine program were to be cancelled, we would lose all cash contributions that we have made to the program (including entry fees), development and production costs and other program contributions; and
- we assume liability—proportionately to our share in the RRSP—with respect to any guarantees provided by the RRSP in connection with the financing of new engine sales.

Any of these disadvantages may have a material adverse effect on our profitability and financial condition.

Our commercial business is cyclical and sensitive to demand for air transportation and the financial condition of the commercial airline industry. As a result, our business is affected by general economic conditions.

We compete in the aero engine module and component segment of the aerospace industry. Our business is affected by the general health of the global economy, the financial condition of the commercial airline industry and other economic factors that affect the demand for air transportation. Specifically, business with respect to new commercial aero engines is dependent on the demand from passenger airlines for the production of new aircraft. Accordingly, demand for our commercial aero engine products is tied to growth in passenger volume and, in turn, the worldwide airline industry's ability to finance the purchase of new aircraft and the industry's forecasted demand for seats, flights and routes. Similarly, the size and age of the worldwide commercial aircraft fleet and the number of parked aircraft affects the demand for new aircraft and, consequently, for our commercial aero engine products and services. Such factors, in conjunction with evolving economic conditions, cause the market in which we operate to be cyclical to varying degrees, thereby affecting our business, financial condition or results of operations.

Over the past several years, general weakness in the global economy, reduced corporate travel spending, excess capacity in the market for commercial air travel, increased price competition among airlines and significantly increased fuel, security and insurance costs have resulted in many airlines reporting, and continuing to forecast, significant net losses. Moreover, during recent years the airline industry has been adversely affected by the September 11, 2001 terrorist attacks, war in the Middle East, general economic conditions and concerns relating to the transmission of SARS. These terrorist attacks, war and health phenomena, in addition to the generally weak global economy, have adversely affected the business and operations of commercial airlines. Many major air carriers have parked or retired some of their fleets and have reduced workforces and flights to mitigate their large losses. Numerous carriers have rescheduled or cancelled orders for aircraft to be purchased from the major aircraft manufacturers. A number of commercial airlines, including our customer United Airlines, have filed for relief or protection from creditors or declared bankruptcy. Others have sharply curtailed operations or have ceased operations. Any protracted economic slump or future terrorist attacks, war or health concerns or other catastrophic events

could cause airlines to cancel or delay the purchase of new aircraft. Any of these factors could materially adversely affect our business, financial condition or results of operations.

The design and development of aircraft engines is heavily regulated and the failure to comply with applicable laws could reduce our sales or require us to incur additional costs to achieve compliance.

Airworthiness regulatory bodies, including the Federal Aviation Administration ("FAA") in the United States and the European Aviation Safety Agency (the "EASA"; formerly the Joint Aviation Authorities (the "JAA")) in Europe, prescribe standards and qualification requirements for all commercial and general aviation products, including aero engine modules and components, and approve MRO service providers within relevant jurisdictions. Comparable agencies regulate these matters elsewhere. If we fail to qualify or to obtain a required license for one of our products or services or lose a qualification or license previously granted, the sale of that product or service would be prohibited by law until such license is obtained or renewed. In addition, designing new products to meet existing regulatory requirements and retrofitting installed products to comply with new regulatory requirements can be expensive and time consuming.

From time to time, the FAA and EASA or comparable agencies propose new regulations or changes to existing regulations. These new changes or regulations generally cause an increase in the cost of compliance. To the extent the FAA or EASA or comparable agencies implement regulatory changes, we may incur significant additional costs to achieve compliance, which could have a material adverse effect on our business, financial condition or results of operations.

Commercial MRO

Developments in the commercial MRO market may adversely affect the performance of our Commercial MRO unit.

Difficult conditions currently prevail in some sectors of the commercial MRO market, and market conditions may remain difficult due to factors that are beyond our control. The following factors may have a negative impact on our MRO unit:

- There is currently an overcapacity of providers of MRO services. We may not have sufficient resources to compete effectively and our profit margins may be lower than expected;
- Demand for MRO services is linked to aircraft utilization and may be significantly reduced during downturns in passenger travel;
- Due to the downturn in passenger travel in the period from 2001 to 2003, airlines have parked some of the aircraft equipped with engines that we service, particularly older aircraft that require proportionately more maintenance work. In addition, a small number of aircraft have been retired due to these circumstances and may be used as a source for spare parts for active aircraft and their engines;
- OEMs endeavor, and may continue to endeavor, to secure agreements pursuant to which a greater portion of maintenance is performed at their in-house units, thus reducing the opportunities for third-party service providers, like us, to compete for this business;
- We may experience a loss from our "Power by the Hour" contracts pursuant to which we agree to perform maintenance services on engines at prices based on utilization rates and under which we effectively assume the risk of increased maintenance and overhaul costs. This pricing model requires complex analysis of performance conditions when bidding for long-term agreements (including assumptions on future engine usage and shop visit rates), and if this analysis proves to be inaccurate our margins may be negatively affected;
- We have experienced, and we may continue to experience, delays in the collection of, or losses with respect to, receivables from certain of our MRO customers;
- with respect to certain of the MRO services we provide, and in particular with respect to components manufactured by other aero engine component manufacturers, we are dependent on licenses and the know how of business partners. We obtain the relevant licenses and know how from our business partners on the basis of long-term agreements. However, there can be no assurance that these agreements will be renewed in the future and, consequently, that we will generate revenues in the future from MRO services provided pursuant to such agreements; and

- we do not have full control over the joint ventures (50:50 joint ventures) in which we participate. Although these joint ventures were formed to build long-term relationships with our business partners, we cannot assure you that the joint ventures will not be dissolved or terminated prematurely, or that the joint ventures will perform in accordance with our expectations in respect of revenues and the realization of strategic goals. Any dissolution or termination of a joint venture could result in the loss of know how and any competitive advantages based on such know how.

The foregoing factors, many of which are beyond our control, may have a material adverse effect on our business, financial condition or results of operations.

Military Business

A decline in German or other European defense budgets, changes in funding priorities, or delays in aircraft production relating to the programs in which we participate may adversely affect our sales of engine modules and components used on military aircraft and the market for military aircraft and may reduce our revenues and increase our costs.
In recent years, German and other European government defense budgets have been generally reduced. In addition, military sales (including sales of military aero engines) are affected by applicable government regulations (such as competitive bidding policies) and political uncertainties. European defense budgets may be reduced further, and sales of defense related items and services to governments worldwide may decrease. Thus, if there is a decline in defense spending, our business, financial condition or results of operations may be adversely affected.

One of our largest military aero engine platforms, the Eurofighter Typhoon, has had production delays due to development problems unrelated to the EJ200 engine, budgetary pressures experienced by customers and potential redesign work to the aircraft's airframe. While governmental decisions have delayed but not materially affected the Eurofighter Typhoon program in the past, and purchase orders have been placed for Tranche 2 of the aircraft program in December 2004, there can be no assurance that governmental decisions may not adversely affect purchase orders for Tranche 3 of the program and our participation in it.

These budgetary pressures, delays, future delays or other factors (many of which are outside our control) may have a material adverse effect on the Eurofighter Typhoon program and our military business, which could materially adversely affect our business, financial condition or results of operations.

Agreements with governments are subject to detailed rules and regulations, and the entry into such agreements can be subject to administrative and legislative delays.
Governments are significant direct and indirect customers, and we and they are subject to specific government rules and regulations, which can increase the volatility of our business and lead to increased costs.

We supply modules and components to alliances through which we, together with our other alliance partners, develop and manufacture aero engines for military aircraft. Our customers' businesses, and by extension, our business, is affected by the relevant government's continued commitment to programs under contract with our customers. The terms of defense contracts with governments generally permit the government to terminate contracts partially or completely, with or without cause, at any time. Any termination of a significant government contract could have a material adverse effect on our business, financial condition or results of operations or the business of our customers that manufacture military aircraft. Our and our customers' government sales are also subject to changes in government procurement policies. A reduction in expenditures by governments for aircraft using our products, lower margins resulting from increasingly competitive procurement policies, a reduction in the volume of contracts or subcontracts awarded to us, or substantial cost overruns would have an adverse effect on our cash flow and operations. We bear the risk that governments may unilaterally suspend our customers or us from new contracts pending the resolution of alleged violations of procurement or other laws or regulations.

In Germany, military procurement is highly regulated. Procurement is subject to an extensive administrative procedure, based upon a regulatory framework of various laws and regulations. Procurement rules and regulations provide for unilateral termination rights in favor of the German Ministry of Defense, both for

convenience and default. In addition, they allow for the deferral of payments by the German Ministry of Defense in accordance with budget appropriations.

For joint military projects, procurement is generally based on agreements between the participating nations, European procurement directives and, for NATO programs, applicable NATO rules.

In the future, if we fail to qualify under these regulations, or if new and more stringent regulations governing the military aerospace industry were adopted, or industry oversight was heightened, our business, financial condition or results of operations could be materially adversely affected.

Exports of our products for military aero engines are subject to export and import control regulations and offset obligations.

The majority of our Military Business unit's products are subject to German and European export control regulations. In particular, we have to comply with the provisions of the German Foreign Trade Act (*Aussenwirtschaftsgesetz*) and the German War Weapons Control Act (*Kriegswaffenkontrollgesetz*), which regulate the export of certain products, or the export of products to certain countries or persons generally, in light of foreign relations and the security of the European Union and the Federal Republic of Germany. The European Union has implemented uniform regulations regarding the export of "dual use" products. The most common restrictions on exports are embargos, necessary permits for the export of products and reporting obligations vis-à-vis the German Office of Foreign Trade (*Bundesamt für Aussenwirtschaft*). Certain services ancillary to the export of weapons, such as technical support, product maintenance and the training of customer employees, are also subject to regulation by the German Foreign Trade Act.

Violations of these regulations may result in heavy sanctions, including penalties, export prohibitions and criminal liability of our employees. Export control regulations are subject to frequent change, for example due to new resolutions of the United Nations Security Council, political decisions affecting economic relations with other countries (such as China, Iran, Israel and Turkey), as well as new information regarding terrorist activities. Future restrictions and changes to export control regulations could adversely impact our ability to market and export our products, which would have an adverse effect on our business.

Many countries impose offset obligations on their business partners. Pursuant to these obligations, business partners are required to make investments abroad in connection with their business (by, for example, giving business to local suppliers or facilitating imports of similar products to Germany). Offset obligations may be significant and changes to existing offset obligations may adversely affect our ability to export products or the price of exports, which could materially adversely affect our business.

Any of the above factors could materially adversely affect our business, financial condition or results of operations.

RISKS RELATED TO THE OFFERING

Prior to this offering, our shares were not publicly traded. There is no guarantee that a liquid market for our shares will develop or be sustained following the offering, and the price of our shares may be volatile.

Prior to this offering of the shares, there has been no public market for any of our shares. As a consequence, there can be no assurance that an active trading market will develop after this offering or that the share price will not decline below the initial offer price range. The initial offer price range of the shares will be determined by way of a bookbuilding procedure after consultation with the joint global bookrunners and may not be indicative of prices that will prevail on the Frankfurt Stock Exchange. We cannot predict the extent to which investor interest in the shares will lead to the development of a trading market or how liquid that market might become. Investors may experience greater price volatility and less efficient execution of buy and sell orders and may not be able to resell the shares at or above the initial offer price range, or at all.

The price of our shares could be volatile.

Following the offering, the price of our shares could fluctuate significantly, particularly as a result of fluctuations in actual or forecast operating results, changes in earnings forecasts or the failure to meet the profit expectations of securities analysts, changes in general economic conditions or other factors. General

share price volatility could also put pressure on the price of our shares, without this necessarily being directly related to our business, financial condition, results of operations or prospects.

The market price of our shares could be adversely affected by subsequent sales of shares by our current shareholders.
Following completion of this offering, the Selling Shareholder will hold at least 37.7% (at least 29.3%, if the Greenshoe Option is exercised in full) of our share capital. We, the Selling Shareholder and Blade Management Beteiligungs GmbH & Co. KG have agreed, subject to certain exceptions, not to offer or sell any shares, or securities that are convertible into or exchangeable or exercisable for such shares, without the prior written consent of the joint bookrunners, until six months after the shares have been admitted to trading on the Frankfurt Stock Exchange (see "The Offering—Lock-up Agreement"). We cannot predict what effect, if any, future sales of shares will have on the market price of our shares. If the current shareholders were to sell a substantial number of shares in the public market following the expiry of the lock-up period, the market price of our shares could be adversely affected. These sales could also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. There can be no assurance that such parties will not effect transactions after the expiry of any applicable lock-up period.

The interests of our principal shareholders may be inconsistent with your interests.
Immediately following the completion of the offering, private equity investment funds affiliated with KKR will indirectly own a significant portion of our equity. The interests of KKR and its affiliates could conflict with your interests. Through its shareholding, KKR will be able to exert significant influence over the supervisory board and shareholder votes and, consequently, decisions relating to transactions submitted to shareholder vote. In addition, KKR or its affiliates may, in the future, own businesses that directly compete with ours.

We may not pay dividends.
Any decision as to payments of future dividends will depend on the conditions then existing, including our results of operations, financial and capital investment requirements, the availability of distributable reserves and other relevant factors. The indenture governing the Senior Notes contains provisions that limit or prohibit the payment of dividends by MTU Aero Engines Investment GmbH, the issuer of the Senior Notes (the "Issuer"), and other of our subsidiaries unless certain conditions are met, which will effectively limit our ability to pay dividends. The general rule under the indenture governing the Senior Notes limits dividends according to a formula which permits dividends to be paid by the Issuer if such dividends, together with other "restricted payments," do not exceed 50% of cumulative net income since the issue date of the Senior Notes (less 100% of all losses during such period).

Transfers of the shares are restricted under German arms control and foreign trade laws.
We produce aero engine modules and components for military aircraft, and are therefore considered to be engaged in the manufacturing and development of war weapons. German companies that engage in the manufacturing or development of war weapons are subject to regulation, including under the German War Weapons Control Act (*Kriegswaffenkontrollgesetz*) and the Foreign Trade Regulation (*Aussenwirtschaftsverordnung*). The Foreign Trade Regulation imposes restrictions on the acquisition of direct or indirect control of 25% or more of the voting rights of any such company by (i) any foreign entity or person or (ii) any German entity in which a foreign person or entity holds at least 25%. If any such entity or person were to acquire more than 25% of our shares, deliberately or inadvertently, such entity or person would be required to notify the Federal Ministry of Economy and Employment (the "FMEE") of such acquisition. The FMEE may interdict any transaction pursuant to which any shares are acquired within one month of receipt of such notification if and to the extent the acquisition endangers substantial security interests of the Federal Republic of Germany, as determined by the FMEE. Failure to notify the FMEE in connection with such an acquisition of shares could invalidate the acquisition. In addition, any person failing to report any such acquisition of shares may be subject to significant fines under the Foreign Trade Regulation. It is your obligation to ensure that your offers for and purchases of shares are made in compliance with the Foreign Trade Regulation.

Transfers of the shares will be restricted pursuant to securities laws of the United States and other jurisdictions.

We have not registered and will not register the shares under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any securities laws of any jurisdiction other than Germany. You may not offer or sell the shares in the United States or to a U.S. person (as defined in Regulation S under the U.S. Securities Act) or in any jurisdiction where such registration of securities is required and has not been effected, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and other applicable securities laws. It is your obligation to ensure that your offers for and sales of the shares within the United States and other countries comply with applicable securities laws.

Liquidity and Capitalization

The following table shows our liquidity and capitalization as of March 31, 2005 on an actual basis and on an adjusted basis to reflect the Capital Increase implemented in connection with the Offering and application of the expected proceeds based on the Offer Price of €20.50 per share (the mid-point of the price range). For the amount of issue proceeds, see "The Offering—Use of Proceeds."

This table should be read in conjunction with our unaudited consolidated financial statements and the notes thereto, which are contained elsewhere in this Offering Circular.

	As of March 31, 2005	
(€ in millions)	Actual	Adjusted(2)
Cash and cash equivalents	**44.1**	**61.6**
Senior notes (including accrued interest)	286.3	286.3
Liabilities to banks/other long-term debt	69.2	69.2
Vendor loan	188.3	0.0
Shareholder loans	71.7	0.0
Finance leases	52.6	52.6
Other financial liabilities	0.4	0.4
Total financial liabilities	**668.5**	**408.5**
Equity:		
Subscribed capital	40.0(1)	55.0
Additional paid-in capital	166.0(1)	431.9
Retained earnings	(0.1)	(0.1)
Net income for the period	5.0	1.6(3)
Other comprehensive income	1.0	1.0
Total equity	**211.8**	**489.4**
Total capitalization	**880.4**	**897.9**

(1) *Subsequent to March 31, 2005 and in connection with the change in corporate form to a stock corporation, the Company converted €37.8m of its additional paid-in capital to subscribed capital and thereby increased its subscribed capital from €2.2m to €40.0m and decreased its additional paid-in capital from €203.7m to €166.0m. See "Description of Share Capital—Development of our Registered Share Capital".*

(2) *Information as of March 31, 2005 taking into account the intended use of proceeds (see "The Offering—Use of Proceeds").*

(3) *Reflects the impact on net income of the shares to be sold at a discount to employees as part of this Offering, assuming the maximum number of discounted shares are purchased by employees (without taking into account possible tax impacts).*

Selected Consolidated Financial Information

The selected IFRS consolidated financial data as of January 1, 2004 and as of and for the year ended December 31, 2004 have been derived from the consolidated financial statements of MTU Aero Engines Erste Holding GmbH included elsewhere in this Offering Circular. The selected IFRS consolidated financial data as of December 31, 2002 and for the years ended December 31, 2002 and December 31, 2003 have been derived from the unaudited consolidated IFRS financial information of MTU Aero Engines GmbH, which were prepared from the audited consolidated German GAAP financial statements included elsewhere in this Offering Circular. See "Presentation of financial information."

The unaudited IFRS consolidated financial data as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 have been derived from our unaudited consolidated financial statements for such periods included elsewhere in this Offering Circular. The unaudited consolidated financial statements as of and for the three months ended March 31, 2004 and March 31, 2005 include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results for the interim period and may not be indicative of future financial results. In the presentation of income statement data for all periods presented, R&D costs have been reclassified from cost of sales to operating expenses.

On January 1, 2004, funds managed by KKR, through MTU Aero Engines Erste Holding GmbH, acquired the predecessor of MTU Aero Engines GmbH from two subsidiaries of DaimlerChrysler AG (the "Acquisition"). Our 2004 financial statements reflect a full year of ownership by funds managed by KKR. As a consequence, our results of operations and financial condition in 2004 were affected by certain factors that did not affect our results in prior periods. In particular, purchase accounting affected our results and our indebtedness was substantially higher in 2004, as a result of significant borrowings incurred in connection with the Acquisition. Accordingly, our results for periods prior to the Acquisition may not be comparable to our results in 2004 and future results. For purposes of comparability, we have also presented in the selected consolidated financial data adjusted information for the year ended December 31, 2004 and the three-month periods ended March 31, 2004 and 2005 to eliminate the effects of purchase accounting. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—The Acquisition."

Our consolidated financial statements are prepared in accordance with IFRS which differs in certain respects from U.S. GAAP. Certain differences between IFRS and US GAAP are discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of certain differences between IFRS and US GAAP." The unaudited consolidated IFRS financial information for the years ended December 31, 2002 and 2003 was prepared applying the IFRS accounting policies applied in the preparation of the consolidated financial statements of MTU Aero Engines Erste Holding GmbH for 2004, except for one aspect of the accounting treatment of pension obligations.

You should read this selected consolidated financial data in conjunction with the sections entitled "Liquidity and Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited and unaudited historical consolidated financial statements and the related notes as well as the unaudited historical financial information included elsewhere in this Offering Circular.

Selected Consolidated Financial Information

(€ in millions)	Reported					Adjusted to Exclude Purchase Accounting[1]		
	Years ended December 31,			Three Months ended March 31,		Year ended December 31,	Three Months ended March 31,	
	2002	2003	2004	2004	2005	2004	2004	2005
	(unaudited)			(unaudited)		(unaudited)	(unaudited)	
Income Statement Data:								
Revenues	2,200.8	1,952.2	1,918.0	430.0	509.7	1,992.5	441.8	525.8
Cost of sales[2]	(1,845.8)	(1,569.2)	(1,627.6)	(373.0)	(445.4)	(1,538.1)	(329.0)	(429.0)
Gross profit[2]	355.0	383.1	290.4	57.0	64.4	454.3	112.8	96.8
R&D	(53.7)	(48.3)	(57.7)	(19.3)	(4.8)	(57.7)	(19.3)	(4.8)
Selling and general administrative expenses	(120.1)	(131.0)	(155.6)	(66.2)	(31.0)	(155.6)	(66.2)	(31.0)
Other operating income (expense)	7.6	(0.3)	4.0	0.3	1.2	4.0	0.3	1.2
Profit (loss) before financial result	188.8	203.5	81.1	(28.2)	29.9	245.0	27.6	62.3
Share of profit (loss) of joint ventures	1.4	(1.5)	(1.8)	(0.7)	0.0	(1.8)	(0.7)	0.0
Interest income (expense)	13.7	4.0	(62.3)	(15.4)	(8.7)	(62.3)	(15.4)	(8.7)
Other financial income (expense)	(31.0)	(49.4)	(10.5)	(29.2)	(13.0)	(10.5)	(29.2)	(13.0)
Income (loss) from ordinary activities	172.8	156.6	6.5	(73.6)	8.2	170.4	(17.8)	40.6
Income taxes	(73.4)	(93.3)	(6.3)	29.0	(3.2)			
Minority interest (share of loss)	1.1	(0.0)	0.0	0.0	0.0			
Net income (loss)	100.4	63.3	0.2	(44.6)	5.0			
Cash Flow Data:								
Cash flow from operating activities	281.8	106.9	72.9	56.9	133.1			
Cash flow from investing activities	(133.3)	(93.5)	(59.9)[3]	(10.3)[3]	(10.5)			
Cash flow from financing activities	(254.6)	(286.1)	(190.3)[4]	14.5[4]	(106.5)			
Change in cash and cash equivalents	(106.1)	(272.7)	(177.2)	61.1	15.7			
Capital expenditures	(136.0)	(83.8)	(65.9)	(10.8)	(11.2)			
Other Financial Data:								
EBIT	188.8	203.5	81.1	(28.2)	29.9	245.0	27.6	62.3
Adjusted EBIT	125.7	115.0	176.2	22.6	54.2	176.2	22.6	54.2
EBITDA[5]	243.7	264.4	214.1	3.0	63.2	315.6	41.9	79.2
Adjusted EBITDA[6]	180.6	175.8	246.8	36.9	71.1	246.8	36.9	71.1

Selected Consolidated Financial Information

(€ in millions)	December 31, 2002 (unaudited)	January 1, 2004[7]	December 31, 2004	March 31, 2005 (unaudited)
Balance Sheet Data:				
Cash and cash equivalents	326.5	205.6	28.5	44.1
Property, plant and equipment	279.8	630.6	576.6	562.2
Intangible assets	133.2	984.7	968.6	961.6
Financial assets	272.0	51.2	46.6	46.5
Total assets	2,042.4	2,915.5	2,719.1	2,624.9
Financial debt	84.0	1,136.2	866.6	668.5
Shareholders' equity	770.8	201.2	217.0	211.8
Pension provisions	295.9	343.0	358.9	365.1
Working capital[8]	344.0	282.8	304.8	228.5
Net financial debt[9]	(242.5)	930.5	838.1	624.4

(1) *Represents reported financial results adjusted to eliminate the effects of purchase accounting (but not the other effects of the Acquisition, including interest on the borrowings incurred in connection with the Acquisition). These effects are described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—The Acquisition." We have presented this adjusted financial information to enhance comparability of our results of operations.*

(2) *In order to present gross profit before R&D costs, cost of sales and gross profit as discussed herein are before taking R&D charges into account. However, cost of sales and gross profit as presented in our financial statements included elsewhere in the Offering Circular are after taking R&D charges into account.*

(3) *Excludes cash outflow of €766.6 million reflecting payment of consideration for the Acquisition.*

(4) *Excludes Cash inflow of €604.4 million relating to the financing of the Acquisition from third parties and €162.2 million relating to the loan from Blade Forex.*

(5) *EBITDA consists of profit (loss) before financial result and before depreciation and amortization. EBITDA is not a measure of operating profit (loss), operating performance or liquidity under IFRS or US GAAP. EBITDA is a measure used by us in managing our business, and we believe EBITDA is commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or other non-operating factors. Accordingly, EBITDA has been disclosed in this Offering Circular to permit a more complete and comprehensive analysis of our results of operations relative to other companies. You should not, however, consider EBITDA in isolation or as a substitute for operating profit (loss) as determined by IFRS or US GAAP, or as an indicator of our operating performance or of our cash flows from operating activities as determined in accordance with IFRS or US GAAP. You should not use this non-GAAP measure as a substitute for the analysis provided in our income statements or in our cash flow statements. The EBITDA disclosed here is not comparable to EBITDA disclosed by other companies as EBITDA is not uniformly defined. Therefore, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.*

The following table presents a reconciliation of EBITDA to profit (loss) before financial result.

	Reported					Adjusted to Exclude Purchase Accounting		
	Year ended December 31,			Three Months ended March 31,		Year ended December 31,	Three Months ended March 31,	
(€ in millions)	2002 (unaudited)	2003 (unaudited)	2004	2004 (unaudited)	2005 (unaudited)	2004 (unaudited)	2004 (unaudited)	2005 (unaudited)
Profit (loss) before financial result	188.8	203.5	81.1	(28.2)	29.9	245.0	27.6	62.3
Depreciation and amortization	55.0	60.9	133.1	31.3	33.3	70.6	14.3	16.9
EBITDA	243.7	264.4	214.1	3.0	63.2	315.6	41.9	79.2

(6) *Adjusted EBITDA comprises EBITDA, as described above, adjusted for the following items.*

	Reported					Adjusted to Exclude Purchase Accounting		
	Year ended December 31,			Three Months ended March 31,		Year ended December 31,	Three Months ended March 31,	
(€m)	2002 (unaudited)	2003 (unaudited)	2004	2004 (unaudited)	2005 (unaudited)	2004 (unaudited)	2004 (unaudited)	2005 (unaudited)
EBITDA	243.7	264.4	214.1	3.0	63.2	315.6	41.9	79.2
Hedging gains[(a)]			74.5	11.8	16.1			
Inventory write-up[(b)]			27.0	27.0				
EBITDA before purchase accounting	243.7	264.4	315.6	41.9	79.2	315.6	41.9	79.2
R&D costs[(c)]	(75.2)	(122.8)	(98.2)	(24.5)	(8.3)	(98.2)	(24.5)	(8.3)
Restructuring costs[(d)]	12.1	34.2	6.7	1.3	0.1	6.7	1.3	0.1
Direct transaction costs[(e)]			22.6	18.3		22.6	18.3	
Adjusted EBITDA	180.6	175.8	246.8	36.9	71.1	246.8	36.9	71.1
Depreciation and Amortization before purchase accounting	(55.0)	(60.9)	(70.6)	(14.3)	(16.9)	(70.6)	(14.3)	(16.9)
Adjusted EBIT	125.7	115.0	176.2	22.6	54.2	176.2	22.6	54.2

(a) *Represents the gains that would have been included in our revenues during each period if we had not, under purchase accounting, treated the unrealized profit on the foreign exchange forward contracts outstanding at the date of the Acquisition as if such profit had been realized at the date of the Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—Exchange rate fluctuations." The absence of an adjustment for a particular period indicates that the adjustment is not applicable for such period.*

(b) *Represents the profit that would have been recorded in our income statement if we had not, under purchase accounting, treated a portion of the profit on sales for which we had received firm purchase orders at the date of the Acquisition as having been recognized at the date of the Acquisition. The absence of an adjustment a particular period indicates that the adjustment is not applicable for such period.*

(c) *Represents the research and development costs incurred during the period that were not recorded in our income statement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—Research and development." The absence of an adjustment for a particular period indicates that the adjustment is not applicable for such period.*

(d) *Represents the costs associated with the restructuring efforts undertaken in the period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—Restructuring programs."*

(e) *Represents direct transaction costs associated with the Acquisition, which were recorded in our income statement during the period. The absence of an adjustment for a particular period indicates that the adjustment is not applicable for such period.*

We believe that Adjusted EBITDA is an important measure because it reflects adjustments for additional items beyond those addressed by EBITDA that are particularly significant in the context of our operating history, such as the effects of purchase accounting and costs associated with the Acquisition, certain research and development costs and costs associated with the restructuring of our business. Accordingly, Adjusted EBITDA has been disclosed in this Offering Circular to permit a more complete and comprehensive analysis of our results of operations relative to other companies. Adjusted EBITDA is not a measurement of performance or liquidity under IFRS or US GAAP, and should not be considered by investors as an alternative to operating profit (loss) or net income (loss) as an indicator of our performance or as an alternative to cash flow from operating activities as an indicator of operating cash flow. The Adjusted EBITDA disclosed here is not comparable to EBITDA disclosed by other companies as EBITDA is not uniformly defined. Therefore, our presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

(7) *The balance sheet included in our 2003 IFRS financial information is dated January 1, 2004 and is the opening balance sheet following the Acquisition, showing the effects of purchase accounting as well as the borrowings incurred in connection with the Acquisition. We believe this opening balance sheet provides a more appropriate basis for comparison with our balance sheet as of December 31, 2004.*

(8) *Working capital represents inventories, trade receivables and prepayments less trade payables and advance payments received. Advance payments received amounted to €315.7 million in 2002, €272.6 million in 2003, €310.8 million in 2004 and €364.8 million in the first quarter of 2005.*

(9) *Net financial debt represents bank loans, Senior Notes debt, vendor loan, shareholder loans, capital leases and other financial debt less cash and cash equivalents and financial receivables due from affiliated companies associated with our foreign exchange forward contracts.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our results of operations and financial condition in the periods set forth below. You should read this discussion in conjunction with the sections entitled "Selected consolidated financial information" as well as with our consolidated historical financial statements and the related notes included elsewhere in this Offering Circular.

Our audited consolidated financial statements as of and for the year ended December 31, 2004 (the "2004 IFRS financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS"). Prior to 2004, we reported our results in accordance with generally accepted accounting principles in Germany ("German GAAP"). Our unaudited consolidated IFRS financial information as of and for the years ended December 31, 2003 and December 31, 2002 prepared in accordance with IFRS (the "2003 IFRS financial information" and the "2002 IFRS financial information," respectively) appearing in the "Three-year overview (IFRS)" included elsewhere in this Offering Circular has been derived from the audited consolidated financial statements as of and for the years ended December 31, 2003 and 2002 prepared in accordance with German GAAP (the "German GAAP financial statements"). The 2003 IFRS financial information and the 2002 IFRS financial information comprise only an income statement, balance sheet and cash flow statement. Neither the 2003 IFRS financial information nor the 2002 IFRS financial information have been audited, and notes to the 2003 IFRS financial information and the 2002 IFRS financial information have not been prepared. The German GAAP financial statements have been included in this Offering Circular, as they are the audited financial statements on which the 2003 IFRS financial information and the 2002 IFRS financial information have been based. In the future, we will prepare our consolidated financial statements in accordance with IFRS only. Except where expressly indicated, the following discussion of our results of operations and financial condition is based on a comparison of our 2004 IFRS financial statements, unaudited 2003 IFRS financial information and unaudited 2002 IFRS financial information. See "Presentation of financial information."

In addition, we have included herein our unconsolidated financial statements as of and for the year ended December 31, 2004 prepared in accordance with German GAAP. They are presented in this Offering Circular solely to satisfy the requirements of the German Stock Exchange Listing Regulations (*Börsenzulassungs-Verordnung*).

There are differences between IFRS and United States Generally Accepted Accounting Principles ("US GAAP"). For more information, please see "—Summary of certain differences between IFRS and US GAAP."

This discussion includes forward-looking statements which, although based on assumptions that we consider to be reasonable, are subject to risks and uncertainties that could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. For a discussion of some of those risks and uncertainties, please see the sections entitled "Forward-looking statements" and "Risk factors." For the convenience of the reader, financial amounts have been rounded, and as a result of such rounding adjustments, figures shown as totals and period changes presented in percentages in the discussion and analysis may not be exact arithmetic aggregations of the figures shown in tables.

Overview

We are one of the world's largest aircraft engine module and component manufacturers by revenue, and the leading independent provider of MRO services for commercial jet engines by revenue. Our business encompasses all phases of an aero engine's life cycle, from the design, development, testing and production of new commercial and military engines and spare parts, to the provision of after-market MRO services for commercial and military aero engines.

We operate our business through three main units: Commercial Business, Commercial MRO and Military Business. Through our Commercial Business unit, we develop and produce commercial aero engine modules and components for commercial engine programs, and we produce and provide spare parts for

such engine programs. Our commercial aero engine MRO activities are conducted through our Commercial MRO unit. Our Military Business unit is responsible for developing and producing military aero engine modules and components and manufacturing related spare parts. In addition, we provide military aero engine MRO services through this business unit.

Our primary customers include leading manufacturers of aero engines (known as "OEMs"), such as Pratt & Whitney and General Electric, with whom we closely cooperate on a number of different aero engine platforms. We are also a shareholder in International Aero Engines ("IAE"), a consortium that includes Rolls Royce and produces the V2500 aero engine family used on the Airbus A320 series of commercial aircraft. In addition to partnering with the large OEMs, in certain projects we also collaborate with other engine module and component manufacturers such as Volvo Aero, ITP and Avio. We participate in key European military aero engine programs and, through our program consortia, are the main provider of aero engines to the German Armed Forces. We are also the main provider of external aero engine MRO services to the German Armed Forces.

In line with the overall aero engine industry, our Commercial Business unit and Commercial MRO unit experienced a period of growth up to 2001 which, following the terrorist attacks of September 11, 2001, was followed by a decline in revenues related to weak global economic conditions and a decline in airline passenger and cargo traffic. Subsequent world events, including the war in Iraq and the outbreak of SARS, exacerbated this trend. Despite this challenging environment, we invested heavily in research and development and related capital expenditures in the period from 2001 to 2003, as our investment in the development phase of major projects such as the GP7000 and PW6000 aero engines peaked. Research and development for these two engines decreased in 2004, and we expect it to decline further in the near term as modules and components for these engines move from the development to the production phase.

Recent data from industry sources point to a recovery in world international passenger traffic and global cargo traffic, with 2004 traffic levels exceeding the previous peak traffic levels of 2000. During 2004, passenger traffic (measured in revenue passenger kilometers) grew by 15.3%, and cargo traffic (measured in freight ton kilometers) grew by 13.4%, each as compared to 2003, according to a January 31, 2005 press release by IATA. Pursuant to IATA data published on April 28, 2005, this trend continued during the first quarter of 2005, with passenger traffic growing by 9.4% and cargo traffic by 4.2% as compared to the first quarter of 2004 (however, because Easter fell in March 2005 compared to April 2004, we believe that passenger traffic is higher and cargo traffic is lower for the first quarter of 2005 than it would have been had Easter occurred in April 2005). As a general matter, we would expect that if this trend continues, the higher passenger and cargo traffic volumes will contribute positively to our business.

Factors affecting our results of operations

The Acquisition

On January 1, 2004, funds managed by KKR acquired the predecessor of MTU Aero Engines GmbH from two subsidiaries of DaimlerChrysler AG (the "Acquisition"). Our 2004 financial statements reflect a full year of ownership by funds managed by KKR. As a result, our results of operations and financial condition in 2004 were affected by certain factors that did not affect our results in prior periods. In particular, purchase accounting affected our results (as discussed below), and our indebtedness was substantially higher in 2004, as a result of significant borrowings incurred in connection with the Acquisition. See "—Liquidity and capital resources—Capital resources."

We accounted for the Acquisition using purchase accounting under IFRS. The application of purchase accounting under IFRS has had a material effect on our financial results since the Acquisition. As discussed below under "Critical accounting policies," in applying purchase accounting we allocated the purchase price paid for the shares of MTU Aero Engines to the assets and liabilities acquired, valuing these at their fair market value. The principal impacts of purchase accounting were as follows:

- First, we capitalized the net present value of future earnings from new aero engine and spare parts sales from engine programs and certain other items as intangible assets.

- Second, we treated the unrealized profits in respect of foreign exchange forward contracts, which we would otherwise have accounted for as cash flow hedges, as having been realized at the date of the Acquisition. See "—Exchange Rate Fluctuations" below.
- Third, we created a provision for the net present value of our commitments to carry out development activities in respect of engine programs in the development phase, principally GP7000 and PW6000. See "—Research and development" below.
- Fourth, we revalued tangible assets to reflect fair market value.
- Fifth, we increased the value of inventory in respect of which we had received firm purchase orders at the date of the Acquisition to treat a portion of the profit associated with these orders as having been realized at the date of the Acquisition.

The remaining surplus of the purchase price over the value of the assets acquired, less the value of liabilities assumed, was capitalized as goodwill.

In the comparison of our results for the year ended December 31, 2004 with our results for the year ended December 31, 2003, in the notes to the 2004 IFRS financial statements and in the management report (*Lagebericht*) forming part of such financial statements, we highlight certain differences attributable to purchase accounting.

General and industry conditions

The commercial aero engine market is affected by general economic activity, the financial condition of airlines, airline passenger and cargo traffic rates, utilization of aircraft and aircraft retirements. Specifically, demand for our commercial aero engine products is closely related to demand for air transportation of passengers and air cargo. Another factor affecting demand is the size and age of the worldwide commercial aircraft fleet. Accordingly, the results for our Commercial Business unit, and in particular, sales of new engines, tend to be cyclical. In the commercial aero engine manufacturing market, new engine revenues have historically tended to lag recoveries in traffic levels as airlines typically increase the utilization of their existing fleet before ordering new aircraft. However, revenues generated from the sale of spare parts tend to be less cyclical than revenues from new engine sales, as engine modules and components need to be replaced in the course of aero engine service at intervals set by engine maintenance manual instructions and aviation authorities.

Operating results in our Commercial MRO unit are closely related to the amount of maintenance activity we carry out on aero engines. As a result, the revenue generated by our Commercial MRO unit is affected by the number of commercial aircraft flights and hence, indirectly, by general economic conditions worldwide. However, a significant portion of aero engine MRO work is required at normal intervals set by engine maintenance manual instructions and aviation authorities, rather than being solely dependent upon flight activity. As a result of these regular maintenance requirements, the commercial MRO market tends to be less cyclical than the market for new commercial aero engines.

While we expect that the higher passenger and cargo traffic levels that airlines have begun to experience will positively impact all of our businesses, we believe the positive impact of improvements in the airline industry will be experienced most quickly in our Commercial MRO unit, as more take-offs, landings and flight hours mean engines will require greater and more frequent maintenance.

Commercial risk and revenue sharing arrangements

Substantially all of the revenues from new aero engines and spare parts in our Commercial Business unit are derived from risk and revenue sharing partnership ("RRSP") agreements. Under these arrangements, which are common in relation to the development and production of new engine programs in the aero engine industry, we are responsible for the development and production of our modules and components, which require significant upfront expenditures relating to research and development, design, production and the purchase of raw materials and other supplies. In return, we receive a certain percentage of the revenues from sales of aero engines and spare parts over the life of the program in accordance with the applicable RRSP agreement. For a more detailed description of RRSPs, see "Industry—Commercial aero engines" and "Risk factors—Risks related to our business—Commercial Business—A significant portion of our commercial engine revenues are derived from RRSP contracts. These contracts may expose us to significant risks,

including a lack of control over the activities covered by the RRSP and losses arising from up-front design and development costs, cost overruns, warranties, guarantees and penalties. Any of these factors could have a materially adverse effect on our business, financial condition or results of operations."

The percentage we receive of the revenues earned from sales of aero engines and spare parts depends upon the value of the modules and components we contribute to the aero engine program, with higher percentages being accorded to larger and more sophisticated modules and components, including the modules and components for which we have specialized expertise, such as low pressure turbines, low pressure compressors and high pressure compressors. In recent years, we have moved towards greater shares of and more responsibilities with respect to engine programs and the assumption of more design-responsible roles in engine programs. While this has resulted in higher research and development expenditures, we believe that this trend will, in the future, give us the opportunity to capture a larger share of the revenues from the engine programs and the related spare parts business in which we choose to participate.

Military engine consortia

All of our military aero engine and spare parts business is conducted through consortia. These consortia are typically established as joint venture companies in which the various engine module and component manufacturers are shareholders. Historically, the joint venture company typically entered into cost-plus contracts with an entity organized by the purchasing nations for the development of the particular engine. Thereafter, the joint venture company entered into a separate contract to manufacture the engines and spare parts. All the actual development work and component and engine manufacturing was performed directly by the consortium members, not by the joint venture company. As a result, the consortium members received full payment when they either performed their development obligations under development contracts or delivered engine modules or components to the purchasing entity under production contracts. In relation to the development and production of the TP400 engine (Airbus A400M military transport aircraft), however, we are compensated for research and development more indirectly. In particular, the TP400 contracts have been structured so that consortium members do not receive full payment at the time they perform their development obligations, but, rather, are compensated for the remainder through the higher price they are permitted to charge in the production phase for the sale of a new aero engine module or component. As compared to the traditional cost-plus contracts, this pricing model exposes members of military aero engine consortia to greater risk and higher up-front cash outflows during the development phase but affords greater opportunity to improve their operating margins during the production phase of the program.

We believe that there is significant export potential for three of our military engines, the EJ200, for which the Austrian Armed Forces have already placed firm orders, the TP400 and the MTR390. We believe export sales generally have the potential to contribute positively to both our revenues and margins.

Engine program life cycles

Commercial aero engine programs have historically followed a life cycle. Typically, the OEMs and their RRSP partners incur losses from the aero engine program during development and realize little or no profit (and typically incur losses) during initial production. This is because the OEMs and their RRSP partners share the high cost of development and initial production. In addition, aero engines are usually sold with significant discounts (known as concessions) as OEMs generally accept very low or negative margins on engine sales in order to increase the installed base of their engines and thereby secure the generally profitable spare parts business. As the aero engine program matures and the aero engines start requiring spare parts (typically beginning five to seven years after entry into service), the revenue and operating margins for both the OEMs and their RRSP partners tend to increase. Commercial aero engine programs typically have a life cycle of up to 40 years, creating significant aftermarket business opportunities. We believe that our commercial aero engine portfolio is well balanced among programs in each phase of the life cycle. For example, programs in the operational support (mature) phase of the life cycle, such as the CF6-80 engine family and the PW2000, are currently contributing positively to our gross profit through spare parts sales. Programs that are in production and that have high growth potential, such as the V2500, are expected to contribute increasingly to gross profit as additional engines are manufactured and put into use and existing engines begin to require spare parts. Finally, our portfolio includes programs that are just now commencing

production, such as the GP7000, which are expected to be a principal source of gross profit in the future as such programs mature into the more profitable phases of their life cycles.

Revenues from the commercial aero engine spare parts business tend to be less cyclical and relatively more stable and predictable than revenues from new commercial aero engine sales. The demand for commercial spare parts is linked to the ages of and hours flown per aero engine and to overall active fleet size (*i.e.*, the active installed base), rather than being directly linked to annual aircraft deliveries. The commercial spare parts business is also affected by regulatory requirements imposed by airworthiness authorities and OEM guidelines relating to the replacement of engine modules and components. Our participation in RRSPs generally positions us to capture sales of spare parts for the lifetime of the related aero engine programs.

Military aero engine programs typically follow a similar life cycle to commercial aero engines, with development, production and aftermarket phases. However, unlike commercial aero engine programs, usually only one engine is developed and manufactured for any particular military aircraft. As a consequence, once a decision has been made to utilize a particular engine on a military aircraft, military engine manufacturers are not engaged in competition to have their engines installed on that aircraft. Military aero engine manufacturers and their module and component providers often realize profits during the development and production phase of a military aero engine, as governments tend to fund development activities. As a result, we believe we gain additional diversity and stability with respect to our revenues to the extent our Military Business generates revenues and earnings that are more resilient and less affected by general economic cycles than the Commercial Business.

Military spending commitments

Our Military Business unit's revenue is generated by sales to armed forces through consortia of which we are a member and under other contractual arrangements for aero engine and related programs. Over the long term, revenues generated by our Military Business unit are affected primarily by government defense budgets, political commitment to defense spending and government procurement policies and other regulations. In addition, revenues from the MRO portion of our Military Business are dependent upon the usage of aircraft. The occurrence of conflicts, peace-keeping missions and other military exercises in which military aircraft are involved increases significantly the number of flight hours and the magnitude and frequency of required maintenance.

Research and development

As part of the development of new aero engine programs, we are required to make substantial expenditures on research and development. In addition, we are required to invest in specialized tools and equipment for the production of new aero engine modules and components.

We capitalize development expenditures that are directly related to the development of an aero engine program and amortize the amounts capitalized over the period over which we expect to earn revenues from the aero engine program.

Under purchase accounting, effective as of January 1, 2004, we reflect on our balance sheet a provision (the "R&D provision") relating to the development expenditure commitments we had with our RRSP partners as of the date of the Acquisition. As we expend funds to satisfy these commitments, we record a utilization of the R&D provision rather than capitalizing the related amount on the balance sheet or recording an expense in our income statement.

For the years ended December 31, 2002, 2003 and 2004, we expended €128.9 million, €171.1 million and €155.8 million, respectively, on Company-funded research and development, of which €75.2 million in 2002 and €122.8 million in 2003 was capitalized. €98.2 million of our research and development expenditure during 2004 was accounted for by the partial utilization of the R&D provision. Had we not been required to apply IFRS purchase accounting rules, this amount would have been capitalized. As of December 31, 2004, €52.1 million of the R&D provision remained on our balance sheet, consisting of a €31.2 million short-term provision and a €20.9 million long-term provision. The short-term provision has further declined to €23.4 million at March 31, 2005.

All of the amounts capitalized or recorded through the partial utilization of the R&D provision reflect development costs relating to the GP7000 and PW6000. Developing these two major new aero engines during the same period caused our total research and development expenditures over the period from 2002 to 2004 to peak in 2003, when Company-funded research and development expenditures totaled 8.8% of revenues. In 2004, Company-funded research and development expenditures were 8.1% of revenues. These aero engine programs are nearing the completion of their development phases, and we therefore expect Company-funded research and development expenditures to decline in the near term, in both absolute terms and as a percentage of revenue.

A substantial portion of the recent research and development costs were related to tooling and testing for the GP7000 and PW6000 programs and such costs, to the extent related to these programs, are not expected to be continuing. With respect to personnel, we expect to redeploy many of the engineering resources that were previously devoted to the GP7000 and PW6000 for research and development in connection with military programs and, in particular, for the continuing development of the TP400 program. Shifting the emphasis of some of our research and development efforts in this way allows us to continue to use our technicians, scientists and facilities to help create long-term value and to maintain our current reputation for leading technologies. Moreover, to the extent that governments fund our military research, the shift to military research and development can also positively affect cash flows.

In the near term, we expect research and development to be at significantly lower levels than in the period from 2002 to 2004, subject to our participation in new engine programs, such as the successor engine of the V2500. In 2005, we are budgeting €93.9 million for Company-funded research and development. Of our total budgeted research and development expenditures for 2005, we expect to expense approximately two-thirds of this amount, while we expect approximately one third to be covered by a further partial utilization of the R&D provision. We expect that the expensed amounts will relate to development of a range of basic technologies to be incorporated into future engine designs, including technologies to reduce emissions and noise levels, to improve fuel efficiencies and to optimize the physical characteristics of the materials we use. In the event that we are offered the opportunity to participate in new aero engine projects, we intend to undertake a disciplined review of the costs and benefits thereof to ascertain whether or not the associated research and development costs and capital expenditures are justified by the potential return, as well as the levels of participation that we are able to finance.

Exchange rate fluctuations

We conduct transactions in currencies other than the euro, particularly in dollars. Our results are therefore affected by fluctuations in the value of the euro against the dollar and other currencies. Comparing the average exchange rate in 2004 of €1.00 to $1.2438 and the rate in 2003 of €1.00 to $1.1304, the value of the euro against the dollar has increased by 10% between such periods. As a result, our revenue and operating margins have been adversely affected, as most of our revenues in the Commercial Business and Commercial MRO units are denominated in dollars, and a substantial portion of our expenses are denominated in euro. In order to mitigate to some degree the effect of exchange rate fluctuations on our operating results, we enter into foreign exchange forward contracts on a regular basis. For accounting purposes, we treat these foreign exchange forward contracts as cash flow hedges to the extent that the relevant criteria are met. We describe our hedging policy below in general terms so as to provide an overview of our hedging policy.

In the year ended December 31, 2004, our gross foreign exchange exposure to the US dollar (the difference between our dollar inflows and dollar outflows other than dollar-denominated interest payments and debt repayments) was approximately $493 million, and, after taking into account dollar outflows attributable to scheduled debt repayments and voluntary prepayments, in each case including interest and fees, our net dollar exposure was $195 million. This exposure was lower than we had anticipated at the time we entered into hedging agreements for this period, due to the higher than scheduled repayments of dollar-denominated debt. As of December 31, 2004, we had euro/dollar foreign exchange forward contracts with a notional amount of $195 million at an average rate of $1.2553.

Over the last few years we have followed a policy with regard to managing our foreign exchange exposures pursuant to which we regularly forecast the difference between expected dollar-denominated cash inflows and dollar-denominated cash outflows for the next twelve quarters. Then, taking the sum of each quarterly

amount as our expected exposure to dollars, we enter into forward contracts to fix the exchange rate for a percentage of the expected dollar exposure on a quarter-by-quarter basis for up to the twelve quarters going forward. The percentage of dollar exposure that we hedge in respect of a given quarter varies depending on whether our forecast regarding the future dollar/euro exchange rate is "positive" (we expect the dollar to appreciate against the euro) "neutral" (we expect the dollar/euro exchange rate to remain stable) or "negative" (we expect the dollar to depreciate against the euro). We derive our forecast by consulting the research views of our banks and from our own internal research. Depending on our view of the dollar/euro exchange rate, our policy is to hedge the following percentage of our expected dollar exposure for up to four, eight or twelve quarters, as applicable:

	Q1	Q2	Q3	Q4	Q5	Q6	Q7	Q8	Q9	Q10	Q11	Q12
Positive	90%	70%	50%	30%								
Neutral	90%	75%	60%	50%	40%	35%	30%	25%				
Negative	90%	80%	70%	60%	55%	50%	45%	40%	35%	30%	25%	20%

During the years 2002 and 2003, we followed a dollar-negative approach to our hedging. In December 2003, in accordance with DaimlerChrysler group policy, we adopted a dollar-neutral policy, meaning that we have hedged a smaller percentage of our dollar exposure and for a shorter duration. The amounts which we hedged for the years 2004 and 2005 took into consideration the required repayments and anticipated prepayments of the Senior Facilities Agreement that we incurred to finance the Acquisition, which were predominantly denominated in dollars, as well as payments of interest and fees in dollars.

The following table indicates, on a quarterly basis, the aggregate nominal amounts covered by our hedging agreements as of December 31, 2002, 2003 and 2004 and as of May 13, 2005.

	2003	2004				2005				2006				
Hedges		Q1	Q2	Q3	Q4	Q1	Q2	Q3 ($ in millions)	Q4	Q1	Q2	Q3	Q4	Total
As of December 31, 2002	365	50	70	90	80	50	75	40	30	45	30	15		940
As of December 31, 2003		50	70	90	80	50	85	50	30	55	45	40	15	660[(1)]
As of December 31, 2004						130	35	80	60	30	20			355
As of May 13, 2005							65	70	90	70	80	30	20	425

(1) *These amounts represent amounts hedged with DaimlerChrysler, which are discussed in the text below.*

At the time of the Acquisition, MTU Aero Engines had foreign exchange forward contracts with DaimlerChrysler covering a nominal amount of $660 million, with a market value (net present value) of approximately €161 million based on the exchange rate of €1.00 = $1.25 prevailing on January 12, 2004. These contracts were scheduled to settle over the years 2004 to 2006 and, at that rate, would have contributed approximately €75 million, €61 million and €30 million to our earnings in 2004, 2005 and 2006, respectively, because we would have recognized gains in those amounts upon the settlement of the foreign exchange forward contracts. Under IFRS purchase accounting, although at the time of the Acquisition we continued to benefit economically from the hedges, we were required to attribute a portion of the purchase price paid to DaimlerChrysler (equal to the amount of the net present value of the contracts) to the €161 million market value of the hedges and to treat the associated unrealized profits as having been realized at the time of the Acquisition. Consequently, the above stated amounts will not be realized in our consolidated IFRS results as gains in the future periods to which the contracts related.

As part of the Acquisition, our counterparty to these foreign exchange forward contracts, DaimlerChrysler, transferred its obligations to one of our affiliates, Blade Forex UK Ltd. ("Blade Forex"). As set out in greater detail under "Business Transactions and Legal Relationships with Related Parties," DaimlerChrysler paid Blade Forex €161 million for assuming its obligations, and Blade Forex loaned this amount plus an additional amount of €1 million to MTU. As the foreign exchange forward contracts matured, MTU recognized a receivable from Blade Forex, which was then offset against the loan, thus reducing MTU's indebtedness.

During the first quarter of 2005, we terminated the foreign exchange forward contracts that were transferred from DaimlerChrysler at the time of the Acquisition and that remained in effect. At the time of termination, these contracts covered a nominal amount of $320 million and had a market value (net present value) of €71 million. The receivable that we recognized upon the termination of the contracts was offset against the remaining value of the loan from Blade Forex, which was thereby canceled. There are no remaining contractual obligations outstanding under these foreign exchange forward contracts. Such contracts would have given rise to gains of €21 million, €13 million, €10 million, and €12 million during the subsequent four quarters (and further gains in the following two quarters), applying the exchange rate as at January 12, 2004, the date of the transfer from DaimlerChrysler, of €1.00 = $1.25. These gains would have been recorded in the quarters corresponding to the original settlement dates if these contracts had settled on such original settlement dates.

Our reported revenues and cash flows have been adversely impacted by the depreciation of the dollar against the euro over the period from 2002 to 2004 and during the first quarter of 2005. Using the average dollar/euro exchange rate for 2003 of €1.00 = $1.13, our revenue in the fiscal year 2004 would have been approximately €116.1 million higher than actually recorded, or 4.2% higher than in 2003, based on the assumptions and the methodology described below under "—Results of operations." The adverse impact from exchange rate fluctuations on cash flows has been partially offset by the denomination of some costs (including engine program costs in our Commercial Business unit) in dollars, purchases of materials in dollars and hedging activities.

In addition to its impact on revenues, exchange rate fluctuations affect, among other things, receivables, payables, cash and debt balances denominated in currencies other than the euro, and gains and losses due to currency related changes in these balance sheet items, and gains and losses made on foreign exchange forward contracts.

For foreign exchange forward contracts taken out since the Acquisition, MTU applies hedge accounting. As a result, any gain or loss from these contracts is recognized in the period when the hedged transaction is realized as part of revenues.

Restructuring programs

During the period under review, we have undertaken restructuring and cost savings initiatives as part of ongoing efforts to enhance efficiency and profitability. In particular, our results have been affected by the restructuring of our Munich and Hanover facilities and by the downsizing of our Canadian MRO facility (including the transfer of some of its operations to our Hanover facility). Total restructuring costs amounted to €12.1 million in 2002, €34.2 million in 2003, €6.7 million in 2004, €1.3 million in the first quarter of 2004 and €0.1 million in the first quarter of 2005. We account for some of these costs under "Cost of sales" and for the remainder under "Selling and general administrative expenses."

Following September 11, 2001, management intensified efforts to reduce costs and have sustained these efforts, and we expect to continue to implement measures to reduce costs and improve efficiencies going forward. The measures have included, and are expected to include, attempts to reduce the number of permanent employees, to increase our use of part time employees and to improve working capital management. In particular, we commenced our "Impact 100" program in 2004, which we expect to complete by 2006. Under this program, we aim to reduce overhead, operating costs and capital expenditures, and to improve working capital and supply chain management. We have budgeted charges of approximately €12.9 million for 2005 and approximately €5.0 million for 2006 in connection with this program.

Backlog

Our backlog consists of firm purchase orders, which are orders pursuant to which we are obliged to deliver, and our customers are obliged to accept and pay for, products or services. We calculate our backlog as follows:

- Backlog includes all such orders that have been made directly to us by a customer or issued by the end customer of the OEM or made by the customer of a military engine consortium. Orders received by the leading partner of an RRSP or by a military engine consortium, however, are not included in backlog until the related follow-on purchase order is made to us.

- Backlog with respect to commercial engine sales is recorded at list price and does not reflect concessions (which are reflected in cost of sales).
- Commercial MRO backlog relates to purchase orders issued in relation to engines delivered for servicing. We do not include in our backlog estimated future orders under long-term service agreements or "Power by the Hour" contracts based on estimated flight hours for the life of the contract, meaning that our Commercial MRO backlog is relatively lower than backlogs so calculated.
- Once revenue for backlog orders is recognized, an equivalent amount is deducted from backlog.

For military programs, our customers typically commit to purchase a fixed number of aero engines at the time the production contract is signed, and we therefore record as backlog the entire contract value upon signing. As a result, Military Business backlog with respect to purchase orders relating to a specific engine is reduced over a long period of time, reflecting the delivery schedule agreed with the respective customer. In contrast, purchase orders for commercial engines are received from time to time, and are often concentrated around the launch of a new engine or during periods of particularly intense marketing. Spare parts orders are often filled in the period in which the order is received, and therefore our order backlog generally does not include substantial amounts for spare parts.

Our backlog is summarized in the table below:

	Order Backlog			
	December 31,			March 31,
(€ in millions)	2002	2003	2004	2005
Commercial and Military Business Segment	2,027.3	2,921.7	3,236.6	3,404.6
Of which:				
Commercial Business	1,219.2	1,679.1	1,519.3	1,721.3
Military Business	808.1	1,242.6	1,717.3	1,683.3
Commercial MRO Segment	153.1	137.9	171.7	177.7
Total	2,180.4	3,059.6	3,408.3	3,582.3

At December 31, 2004, our backlog amounted to €3,408.3 million, as compared to €3,059.6 million as at December 31, 2003, with the increase reflecting, among other factors, the receipt of purchase orders for Tranche 2 of the EJ200 engine in December 2004. While backlog information can be a significant indicator of short- and medium-term revenues and profitability for many industrial manufacturers, we believe that our backlog information is not necessarily a reliable or meaningful indicator of our future revenues and profitability for a number of reasons, including the following: first, because a significant proportion of our aero engine backlog relates to orders that we expect to fill over the course of many years (including, in the case of our Military Business backlog, orders for the TP400 engine that are currently scheduled to be filled commencing in 2009), backlog may not be a meaningful indicator of our revenues in the short- or medium-term. Second, because backlog does not reflect concessions on sales of commercial aero engines (which can be substantial), backlog is not necessarily a meaningful indicator of our gross profit. Third, the generally more profitable commercial spare parts business represents only a small portion of order backlog, as orders are usually filled in the period during which the order is received. Our backlog may fluctuate at any given time depending on when we receive significant new firm orders, when we deliver orders and whether orders are canceled, and such fluctuations may be more pronounced with respect to our Military Business backlog.

For a further discussion of factors that may affect our level of business and profitability, and, as a result, our backlog, please see the section entitled "Risk factors."

Sales mix

Our revenues and cost of sales in a given period will reflect not only the volume of aero engine modules and components and spare parts sold and MRO services provided, but also the mix of such sales. Although increased sales of new commercial engines generate additional revenue, such sales also typically involve substantial concessions that are included in costs of sales. As a result, increased sales of new engines in our Commercial Business will not necessarily contribute to higher gross profits and may result in lower gross

profits. In contrast, sales of spare parts in our Commercial Business do not involve concessions and, therefore, the increased revenue resulting from greater spare parts sales is more directly reflected in gross profits. In our Commercial MRO business, a significant element of cost of sales is the expense associated with the particular spare parts used in providing repair services. As a result, while margins tend to be lower than in our other business units, increased revenue can typically be expected to produce an increase in gross profits. In our Military Business, because the contracts are often on a cost-plus basis, the margins for new military engines, military spare parts and military MRO are more stable than in our Commercial Business unit or Commercial MRO unit.

Results of operations

Except where expressly indicated otherwise, the following discussion of our results of operations is based on a comparison of our audited 2004 IFRS financial statements, unaudited 2003 IFRS financial information and unaudited 2002 IFRS financial information, and on the unaudited consolidated interim financial statements for the three-month periods ended March 31, 2005 and 2004.

The following table sets forth certain items from our consolidated income statements for each of the three years ended December 31, 2002, 2003 and 2004 and for the three months ended March 31, 2004 and 2005, together with the percentage of revenue represented by each such item. In addition, the tables below present certain items from our consolidated income statements for the year ended December 31, 2004 and for the three months ended March 31, 2004 and March 31, 2005 with adjustments to eliminate the effects of purchase accounting (but not other effects of the Acquisition, such as interest incurred in connection with the Acquisition). For a brief discussion of IFRS purchase accounting as it affects our financial statements, see "—Factors affecting our results of operations—The Acquisition." See also our 2004 IFRS financial statements and the management report (*Lagebericht*) forming part of such financial statements.

	Year ended December 31,							
(€ in millions except percentages)	2002	%	2003	%	2004	%	2004 adjusted to exclude purchase accounting	%
Revenues	2,200.8	100	1,952.2	100	1,918.0	100	1,992.5[(1)]	100
Cost of sales[(2)]	(1,845.8)	84	(1,569.2)	80	(1,627.6)	85	(1,538.1)[(3)]	77
Gross profit[(2)]	**355.0**	**16**	**383.1**	**20**	**290.4**	**15**	**454.3**	**23**
R&D	(53.7)	2	(48.3)	2	(57.7)	3	(57.7)	3
Selling and general administrative expenses	(120.1)	5	(131.0)	7	(155.6)	8	(155.6)	8
Other operating income (expense)	7.6	—	(0.3)	—	4.0	—	4.0	—
Profit before financial result	**188.8**	**9**	**203.5**	**10**	**81.1**	**4**	**245.0**	**12**
Financial result	(16.0)	1	(46.9)	2	(74.6)	4	(74.6)	4
Income from ordinary activities	**172.8**	**8**	**156.6**	**8**	**6.5**	**—**	**170.4**	**9**
Income taxes	(73.4)	3	(93.3)	5	(6.3)	—		
Minority interest (share of loss)	1.1	—	—	—	—			
Net income	**100.4**	**5**	**63.3**	**3**	**0.2**	**—**		

(1) *Revenue is adjusted to show gains on foreign exchange hedging contracts in relation to which gains would have been recorded in revenue in the period but for the impact of purchase accounting. See "—Factors affecting our results of operations—Exchange rate fluctuations."*

(2) *In order to present gross profit before R&D costs, cost of sales and gross profit as discussed herein are before taking R&D charges into account. However, cost of sales and gross profit as presented in our financial statements included elsewhere in this Offering Circular are after taking R&D charges into account.*

(3) *Cost of sales is adjusted to eliminate depreciation and amortization of €62.5 million and to eliminate the €27.0 million upward revaluation of inventory, both resulting from purchase accounting.*

(€ in millions except percentages)	Three months ended March 31, 2004	%	2004 adjusted to exclude purchase accounting	%	2005	%	2005 adjusted to exclude purchase accounting	%
Revenues	430.0	100	441.8[(1)]	100	509.7	100	525.8[(1)]	100
Cost of sales[(2)]	(373.0)	87	(329.0)[(3)]	74	(445.4)	87	(429.0)[(4)]	82
Gross profit[(2)]	**57.0**	**13**	**112.8**	**26**	**64.4**	**13**	**96.8**	**18**
R&D	(19.3)	4	(19.3)	4	(4.8)	1	(4.8)	1
Selling and general administrative expenses	(66.2)	15	(66.2)	15	(31.0)	6	(31.0)	6
Other operating income (expense)	0.3	—	0.3	—	1.2	—	1.2	—
Profit (loss) before financial result	**(28.2)**	**7**	**27.6**	**6**	**29.9**	**6**	**62.3**	**12**
Financial result	(45.3)	11	(45.3)	10	(21.7)	4	(21.7)	4
Income (loss) from ordinary activities	**(73.6)**	**17**	**(17.8)**	**4**	**8.2**	**2**	**40.6**	**8**
Income taxes	(29.0)	7			(3.2)	1		
Minority interest (share of loss)	—	—			—	—		
Net income (loss)	**(44.6)**	**10**			**5.0**	**1**		

(1) *Revenue is adjusted to show gains on foreign exchange hedging contracts in relation to which gains would have been recorded in revenue in these periods but for the impact of purchase accounting. See "—Factors affecting our results of operations—Exchange rate fluctuations."*

(2) *In order to present gross profit before R&D costs, cost of sales and gross profit as discussed herein are before taking R&D charges into account. However, cost of sales and gross profit as presented in our financial statements included elsewhere in this Offering Circular are after taking R&D charges into account.*

(3) *Cost of sales is adjusted to eliminate depreciation and amortization of €17.0 million and to eliminate the €27.0 million upward revaluation of inventory, both resulting from purchase accounting.*

(4) *Cost of sales is adjusted to eliminate higher depreciation and amortization of €16.4 million resulting from purchase accounting.*

The following table presents our revenues for each of the periods indicated, on an actual basis and using average euro/dollar exchange rates for the prior period. Revenues stated at average euro/dollar exchange rates for the prior period have been calculated in order to facilitate a comparison of results from period to period without the impact of changing euro/dollar exchange rates. We have made our calculations assuming that (y) 100% of revenues from our Military Business are euro-denominated and (z) specified percentages of our Commercial Business and Commercial MRO Business, which vary by period and by location of our MRO facilities, are dollar-denominated. We then multiply the amount of unhedged revenues that we estimate are dollar-denominated in each period by the average euro/dollar exchange rate for the prior period and we multiply the amount of hedged revenues by the average rate at which these hedging contracts were entered into. The resulting amounts are only approximations of the amounts of revenue that might have been recorded had euro/dollar exchange rates not changed from period to period. Had actual euro/dollar exchange rates been constant, the revenues we would have recorded would not necessarily have been the same as those resulting from the methodology described above and set out in the table below.

(€ in millions)	Year ended December 31, 2002	2003	2004	Three months ended March 31, 2004	2005
Revenues	2,200.8	1,952.2	1,918.0	430.0	509.7
At average euro/dollar exchange rate for prior period[(1)]	—	2,150.4	2,034.1	—	527.7

(1) *For each period, calculated by applying the average euro/dollar exchange rate for the prior comparable period (2002: €1.00 = $0.95; 2003: €1.00 = $1.13; Q1 2004: €1.00 = $1.25) to the estimated dollar-denominated portion of the relevant unhedged revenues.*

Segment and business unit data

Although in terms of management and sales activities we have organized our business into three units, namely Commercial Business, Military Business and Commercial MRO units, for financial accounting purposes under IFRS, we only prepare business unit data for all three units with respect to revenues, whereas, with respect to other financial information, we report the Commercial Business and Military Business units together. We have therefore made allocations of costs of sales and consolidation adjustments for the purposes of producing the table below. We have not allocated costs of sales between our Commercial Business and Military Business units, as these share many of the same production, engineering and other facilities. The tables below present revenues, cost of sales and gross profit for our segments and business units before consolidation adjustments. The tables below also present certain segment and business unit data with adjustments to eliminate the effect of IFRS purchase accounting. For a brief discussion of IFRS purchase accounting as it affects our financial statements, see "Factors affecting our results of operations—The Acquisition."

	Year ended December 31,							
(€ in millions except percentages)	**2002**	**%**	**2003**	**%**	**2004**	**%**	**2004***	**%**
Revenues	2,200.8	100	1,952.2	100	1,918.0	100	1,992.5	100
Of which:								
Commercial and Military Business Segment (before consolidation adjustments)	1,571.6	71	1,392.9	71	1,375.6	72	1,450.1	73
Of which:								
Commercial Business	1,110.1	50	944.1	48	879.9	46	954.4	48
Military Business	461.5	21	448.8	23	495.7	26	495.7	25
Commercial MRO Segment (before consolidation adjustments)	686.9	31	591.7	30	575.9	30	575.9	29
Consolidation adjustment	(57.6)	(3)	(32.4)	(2)	(33.5)	(2)	(33.5)	(2)
Costs of sales[1]	(1,845.8)	100	(1,569.2)	100	(1,627.6)	100	(1,538.1)	100
Of which:								
Commercial and Military Business Segment	(1,259.0)	68	(1,056.2)	67	(1,117.6)	69	(1,047.8)	68
Commercial MRO Segment	(646.6)	35	(549.0)	35	(543.5)	33	(523.8)	34
Consolidation adjustment	(59.8)	(3)	36.1	(2)	33.5	(2)	33.5	(2)
Gross profit[1]	355.0	100	383.1	100	290.4	100	454.4	100
Of which:								
Commercial and Military Business Segment	312.6	88	336.7	88	258.0	89	402.3	89
% margin	19.9%		24.2%		18.8%		27.7%	
Commercial MRO Segment	40.3	11	42.7	11	32.4	11	52.1	11
% margin	5.9%		7.2%		5.6%		9.0%	
Consolidation adjustment	2.1	1	3.7	1	0.0	—	0.0	—

* *Adjusted to exclude purchase accounting*

(1) *In order to present gross profit before R&D costs, cost of sales and gross profit as discussed herein are before taking R&D charges into account. However, cost of sales and gross profit as presented in our financial statements included elsewhere in this Offering Circular are after taking R&D charges into account.*

	Three months ended March 31,							
(€ in millions except percentages)	2004	%	2004*	%	2005	%	2005*	%
Revenues	430.0	100	441.8	100	509.7	100	525.8	100
Of which:								
Commercial and Military Business Segment (before consolidation adjustments)	304.2	71	316.1	72	342.0	67	358.0	68
Of which:								
Commercial Business	205.9	48	217.8	49	240.0	47	256.0	49
Military Business	98.3	23	98.3	22	102.0	20	102.0	19
Commercial MRO Segment (before consolidation adjustments)	132.6	31	132.6	30	172.6	34	172.6	33
Consolidation adjustment	(6.8)	(2)	(6.8)	(2)	(4.9)	(1)	(4.9)	(1)
Costs of sales[(1)]	(373.0)	100	(329.0)	100	(445.4)	100	(429.0)	100
Of which:								
Commercial and Military Business Segment	(249.7)	67	(216.0)	66	(292.7)	66	(279.5)	65
Commercial MRO Segment	(129.5)	35	(119.2)	36	(158.1)	35	(154.9)	36
Consolidation adjustment	6.2	(2)	6.2	(2)	5.5	(1)	5.5	(1)
Gross profit[(1)]	57.0	100	112.8	100	64.4	100	96.8	100
Of which:								
Commercial and Military Business Segment	54.5	96	100.1	89	49.2	76	78.4	81
% margin	17.9%		31.7%		14.4%		21.9%	
Commercial MRO Segment	3.1	5	13.4	12	14.5	23	17.7	18
% margin	2.3%		10.1%		8.4%		10.3%	
Consolidation adjustment	(0.6)	(1)	(0.6)	(1)	0.6	1	0.6	1

* *Adjusted to exclude purchase accounting*

(1) *In order to present gross profit before R&D costs, cost of sales and gross profit as discussed herein are before taking R&D charges into account. However, cost of sales and gross profit as presented in our financial statements included elsewhere in this Offering Circular are after taking R&D charges into account.*

Comparison of the three months ended March 31, 2005 to the three months ended March 31, 2004

Order backlog

Order backlog increased by €174.0 million, or 5.1%, from €3,408.3 million at December 31, 2004 to €3,582.3 million at March 31, 2005, primarily due to new engine orders in our Commercial Business.

Revenue

Revenues comprise sales of aero engine modules and components (before concessions), spare parts, MRO services and payments received for customer-funded research and development, as well as, from and after the date of the Acquisition, gains and losses from currency hedging. Revenue increased by €79.8 million, or 18.5%, to €509.7 million for the three-month period ended March 31, 2005 from €430.0 million for the three-month period ended March 31, 2004. On an adjusted basis to eliminate the effects of purchase accounting, revenue would have increased by €84.0 million, or 19%, from €441.8 million for the three-month period ended March 31, 2004 to €525.8 million for the three-month period ended March 31, 2005. Using the average euro/dollar exchange rate from the first quarter of 2004 with respect to unhedged revenues that we estimate are dollar-denominated and, with respect to hedged revenues, the average rate at which hedging contracts were entered into, our revenue would have increased by €97.7 million, or 22.7%, to €527.7 million in the first quarter of 2005, as compared to €430.0 million in the first quarter of 2004.

Commercial Business revenues increased by €34.1 million, or 16.6%, from €205.9 million for the three-month period ended March 31, 2004 to €240.0 million for the three-month period ended March 31, 2005. On an adjusted basis to eliminate the effects of purchase accounting, our Commercial Business revenues would have increased by €38.2 million, or 17.5%, from €217.8 million in the first quarter of 2004 to

€256.0 million in the first quarter of 2005. Because substantially all of our Commercial Business revenues are dollar-denominated, they would have been higher, in euro terms, had the dollar not declined in value against the euro. New engine sales, particularly for the V2500, increased in the first quarter of 2005 as compared to the first quarter in 2004. Spare part sales remained stable in euro terms, reflecting a combination of an increase in spare parts sales on a unit basis and the adverse effects of changes in the euro/dollar exchange rate.

Military Business revenues increased by €3.7 million, or 3.8%, from €98.3 million for the three-month period ended March 31, 2004 to €102.0 million for the three-month period ended March 31, 2005.

Commercial MRO revenues increased by €40.0 million, or 30.2%, from €132.6 million for the three-month period ended March 31, 2004 to €172.6 million for the three-month period ended March 31, 2005. Commercial MRO revenues would have been higher, in euro terms, had the dollar not declined in value against the euro. The improvements reflect business from new customers and an increase in business from existing customers as a result of an increase in flight hours in the first quarter of 2005 as compared to the first quarter of 2004.

Cost of sales (excluding R&D expenses)

Cost of sales comprises costs of materials, personnel expenses, amortization and depreciation, increases or decreases in inventory and work in progress, concessions on new engine sales and other expense items allocated to cost of sales. Cost of sales increased by €72.4 million, or 19.4%, from €373.0 million for the three-month period ended March 31, 2004 to €445.4 million for the three-month period ended March 31, 2005. On an adjusted basis to eliminate the effects of purchase accounting, cost of sales would have increased by €100.0 million, or 30.4%, from €329.0 million for the three-month period ended March 31, 2004 to €429.0 million for the three-month period ended March 31, 2005. This increase in cost of sales is mainly due to a larger number of new aero engine modules and components sold relative to sales of spare parts in the first quarter of 2005 as compared to the first quarter of 2004, and to the impact of the concessions granted on those new engine sales. In addition, our Commercial MRO segment, which typically has higher cost of sales as a percentage of revenues compared to our Commercial Business and Military Business segment, grew disproportionately. Moreover, costs of materials were higher than in the prior three-month period, which was largely the result of higher sales during the three-month period ended March 31, 2005 as compared to sales for the three-month period ended March 31, 2004.

Cost of sales for our Commercial Business and Military Business segment for the three-month period ended March 31, 2005 were €292.7 million (85.6% of related segmental revenues), compared to €249.7 million (82.1% of related segmental revenues) for the three-month period ended March 31, 2004. Adjusted to eliminate the effects of purchase accounting, cost of sales for our Commercial Business and Military Business segment would have been €279.5 million (78.1% of related segmental revenues adjusted to eliminate the effects of purchase accounting) in the first quarter of 2005, compared to €216.0 million (68.3% of related segmental revenues adjusted to eliminate the effects of purchase accounting) in the first quarter of 2004.

Cost of sales of our Commercial MRO segment for the three-month period ended March 31, 2005 were €158.1 million (91.6% of related segmental revenues), compared to €129.5 million (97.7% of related segmental revenues) for the three-month period ended March 31, 2004. Adjusted to eliminate the effects of purchase accounting, cost of sales for this segment would have been €154.9 million (89.7% of related segmental revenues adjusted to eliminate the effects of purchase accounting) in the first quarter of 2005, compared to €119.2 million (89.9% of related segmental revenues adjusted to eliminate the effects of purchase accounting) in the first quarter of 2004. These changes reflect higher volumes and stable cost of sales as a percentage of revenues.

Research and development

Research and development expenses reported by the Company for the three-month period ended March 31 decreased by €14.5 million, or 75.2%, to €4.8 million in 2005 compared to €19.3 million in 2004, primarily reflecting delays in certain technology programs. We utilized €24.5 million and €8.3 million of the R&D provision in the three-month periods ended March 31, 2004 and March 31, 2005, respectively, as the development expenses for the PW6000 and GP7000 programs covered by the provision decreased. These

partial releases of the R&D provision are not reflected in our income statements for such periods but nevertheless represent part of our expenditures on research and development. The sum of the research and development expenses and the amount of the R&D provision utilized during each quarter was €43.8 million for the three months ended March 31, 2004, and €13.1 million in the comparable period in 2005.

Selling and general administrative expenses

Selling and general administrative expenses decreased by €35.3 million, or 53.3%, from €66.2 million for the three-month period ended March 31, 2004 to €31.0 million for the three-month period ended March 31, 2005. This decrease was largely due to the fact that we incurred €18.3 million of transaction costs in the three-month period ended March 31, 2004 in connection with the mezzanine bridge facility to finance the Acquisition. In addition, selling and general administrative expenses decreased in the most recent quarter as a result of other transaction-related costs of €11.7 million incurred in the first quarter of 2004.

Other operating income (expense)

Other operating income increased by €0.9 million to €1.2 million for the three-month period ended March 31, 2005 from €0.3 million for the three-month period ended March 31, 2004, which was mainly due to income from payments under insurance agreements.

Financial result

Financial result expense decreased by €23.6 million, or 52.2%, to €21.7 million for the three-month period ended March 31, 2005 from €45.3 million for the three-month period ended March 31, 2004. This decrease primarily reflects lower net interest expense of €8.7 million in the first quarter of 2005 as compared to €15.4 million in the prior year period as a result of the repayment of substantial indebtedness under the senior facilities agreement. In addition, the decrease reflects a loss in other financial result of €13.0 million in the first quarter of 2005 compared to a loss in other financial result of €29.2 million in the prior year period, in each case, primarily resulting from losses from interest rate swaps and interest on pension provisions and, in the case of the first quarter of 2004, losses from financing activities.

Income (loss) from ordinary activities

We recorded income from ordinary activities of €8.2 million for the three-month period ended March 31, 2005, as compared to a loss from ordinary activities of €73.6 million for the three-month period ended March 31, 2004 due to the factors discussed above.

Income taxes

We recorded income tax expense of €3.2 million for the three-month period ended March 31, 2005, as compared to a benefit of €29.0 million for the three-month period ended March 31, 2004, which was mainly due to a benefit from deferred taxes of €29.2 million that we recognized in the first quarter of 2004 from a tax loss carry forward.

Net income (loss)

We recorded net income of €5.0 million for the three-month period ended March 31, 2005, as compared to a net loss of €44.6 million for the three-month period ended March 31, 2004, due to the factors discussed above.

Comparison of the year ended December 31, 2004 to the year December 31, 2003.

Order backlog

In the financial year 2004, total order backlog increased by 11.4% from €3,059.6 million at December 31, 2003 to €3,408.3 million at December 31, 2004, which was mainly due to orders related to Tranche 2 of the EJ200 Eurofighter engine in December 2004.

Revenue

Revenue decreased by €34.2 million, or 1.8%, to €1,918.0 million for the year ended December 31, 2004 from €1,952.2 million for the year ended December 31, 2003. On an adjusted basis to eliminate the effects of purchase accounting, revenue would have increased by €40.2 million from 2003, or 2.1%, to €1,992.5 million in 2004. Using the average euro/dollar exchange rate from the prior year with respect to unhedged revenues that we estimate are dollar-denominated and, with respect to hedged revenues, the average rate at which hedging contracts were entered into, revenue would have increased by €81.9 million, or 4.2%, from €1,952.2 million in 2003 to €2,034.1 million in 2004.

While the Commercial Business began to benefit from the economic recovery in 2004, revenues in 2004 decreased by €64.2 million, or 6.8%, from €944.1 million in 2003 to €879.9 million in 2004 due to adverse exchange rate movements, and due to the fact that the 2004 reported revenues do not include gains from hedging contracts in effect prior to the Acquisition. On an adjusted basis to eliminate the effects of purchase accounting, our Commercial Business revenues would have been €954.4 million in 2004, representing an increase of €10.3 million, or 1.1%, from reported revenues in 2003. Revenues from sales of modules and components for new engines remained stable despite adverse dollar exchange rate movements (at actual exchange rates). Revenues from sales of spare parts decreased in 2004, due to adverse euro/dollar exchange rate movements. However, US dollar-denominated sales of spare parts increased by 4.0%. The major new engine programs contributing most to sales of modules and components for new aero engines were the V2500, the PW2000 and the CF6. The major engine programs contributing most to spare parts sales were the CF6, the PW2000, the V2500 and the JT8D-200.

Military Business revenues increased by €46.9 million, or 10.5%, to €495.7 million in 2004 from €448.8 million in 2003 mainly due to revenue recognized in respect of the TP400 program, the commencement of the EJ200 engine series production and the entry into production of the MTR390 aero engine. This increase was partially offset by a decline in revenue related to the RB199 engine program due to the on-going phasing-out of the Panavia Tornado, the postponement of the Cooperative Model for the RB199 (pursuant to which we provide comprehensive MRO, logistical and support services to the German Armed Forces), and a decline in military MRO business with Saudi Arabia.

Commercial MRO revenues decreased by €15.8 million, or 2.7%, from €591.7 million in 2003 to €575.9 million in 2004. The decrease in Commercial MRO revenues was principally due to reduced sales at MTU Canada as a result of the bankruptcy of Canadian Airlines. MRO sales at MTU Canada declined to €27.8 million in 2004 from €53.0 million in 2003. Although MTU Hannover lost its largest customer when Federal Express cancelled its contracts effective June 2003, we succeeded in replacing the business lost with a number of contracts with other customers, including Air Canada and Atlas Air. We believe this demonstrates the growth potential of the commercial MRO business, and we also believe that our business is now more resilient as a result of the greater diversity of our customer base.

Cost of sales (excluding R&D expenses)

Despite a decrease in revenues, cost of sales increased by 3.7% to €1,627.6 million for the year ended December 31, 2004 from €1,569.2 million for the year ended December 31, 2003. Adjusted to eliminate the effects of purchase accounting, consolidated cost of sales would have decreased by €31.1 million from 2003, or 2.0%, to €1,538.1 million in 2004. Cost of sales includes a portion of restructuring changes, and restructuring changes recorded under cost of sales were substantially lower in 2004 compared to 2003.

Cost of sales for our Commercial Business and Military Business segment for the year ended December 31, 2004 were €1,117.6 million (81.2% of related segmental revenues), compared to €1,056.2 million (75.8% of related segmental revenues) for the year ended December 31, 2003. Adjusted to eliminate the effects of purchase accounting, cost of sales of our Commercial Business and Military Business segment would have been €1,047.8 million (72.3% of related segmental revenues adjusted to eliminate the effects of purchase accounting). While overall cost of sales did not change significantly from the prior year, we did experience a change in sales mix in 2004 as compared with 2003, with higher Military Business revenues, stable revenue from new commercial aero engine program-related sales and lower revenues from commercial spare parts (primarily due to the euro/dollar exchange rate movements) largely offsetting each other. Two major components of cost of sales are the concessions given by OEMs on the sale of new aero engines, which the OEM passes on to its RRSP partners, and marketing, warranty and administrative costs incurred by

OEMs and charged to RRSP partners ("drag payments"). While concessions decreased and drag payments increased, in the aggregate, they remained relatively stable between the two years.

Cost of sales for our Commercial MRO segment declined by €5.5 million, or 1.0%, to €543.5 million (94.4% of related segmental revenues) for the year ended December 31, 2004 from €549.0 (92.8% of related segmental revenues) for the year ended December 31, 2003. Adjusted to eliminate the effects of purchase accounting, cost of sales of our Commercial MRO segment would have been €523.8 million (91.0% of related segmental revenues adjusted to eliminate the effects of purchase accounting). While the decrease in cost of sales is partially related to the decrease in revenues (and namely to euro/dollar exchange rate movements which lead to lower costs for spare parts sourced in dollars), the decrease of cost of sales as a percentage of revenues (adjusted to eliminate the effects of purchase accounting) reflects the benefits we have already achieved from our efficiency and cost saving initiatives, namely the "Impact 100" program and improvements due to the restructuring of our Canadian operations.

Research and development

Research and development expenses funded by the Company for 2004 increased by €9.4 million, or 19.5%, to €57.7 million in 2004 compared to €48.3 million in 2003.

As set forth above under "—Factors affecting our results of operations—Research and development," under IFRS purchase accounting, we made provisions on our January 1, 2004 balance sheet for certain costs relating to the development of the GP7000 and PW6000 engines. Over the course of 2004, we utilized approximately €98.2 million of the provision, leaving a remaining provision of €52.1 million at December 31, 2004. Although the utilization of the provision reflects research and development expenditures with respect to the GP7000 and PW6000 program such expenditures are not expensed. The aggregate of research and development expense for 2004 and the R&D provision utilized during 2004 totaled €155.8 million. In comparison, the aggregate of research and development expense for 2003 and the amount of such expenditure capitalized in 2003 was €171.1 million, representing a decrease in 2004 of 8.9%.

The amount of customer-funded research and development, which is not included in research and development expense, was €76.9 million in 2004 compared to €56.4 million in 2003.

Selling and general administrative expenses

Selling and general administrative expenses increased by €24.7 million, or 18.8%, to €155.6 million for the year ended December 31, 2004 from €131.0 million for the year ended December 31, 2003.

Selling expenses decreased by €13.7 million, or 16.8%, to €68.0 million for the year ended December 31, 2004 from €81.7 million for the year ended December 31, 2003. This decrease was primarily due to lower restructuring costs in 2003 compared to 2004, which are partially reflected in selling expenses.

General administrative expenses increased by €38.4 million, or 77.9%, to €87.7 million for the year ended December 31, 2004 from €49.3 million for the year ended December 31, 2003. This increase was primarily due to €22.6 million of costs directly incurred in connection with the Acquisition. In addition, the increase related to other non-recurring costs indirectly related to the transaction of €23.3 million in 2004 (including costs incurred in connection with the issuance of the Senior Notes). Excluding these Acquisition-related costs, our general administrative expenses would have been €41.8 million in 2004, a decrease of 15.3% from 2003. General administrative expenses were also positively impacted by the payment of management fees in the amount of €1.0 million to Kohlberg Kravis Roberts & Co. L.P. in 2004, which was substantially lower than service payments previously made by us to DaimlerChrysler group companies.

Other operating income (expense)

We recorded other operating income of €4.0 million in 2004 compared to other operating expense of €0.3 million in 2003. This change reflects realized gains and losses from fixed asset disposals, including the sale of a lease engine in 2004, income and expenses from insurance benefits or payments, and other income or expenses.

Financial result

Financial result expense increased by €27.7 million, or 59.0%, to €74.6 million for the year ended December 31, 2004 from an expense of €46.9 million for the year ended December 31, 2003, primarily due to an increase in net interest expense of €66.3 million as a result of interest payments in 2004 under the senior facilities agreement and the Senior Notes and increases in the interest element of pension costs, partially offset by lower adverse effects of the euro/dollar exchange rate on dollar cash balances in 2002 compared to 2003.

Income before tax

Income before tax decreased by €150.1 million to €6.5 million in 2004 from €156.6 million in 2003 due to the factors discussed above.

Income taxes

Income taxes decreased by €87.0 million to €6.3 million for the year ended December 31, 2004 from €93.3 million for the year ended December 31, 2003, due to significantly lower taxable income in 2004 as compared to 2003 and higher levels of deferred tax charges recorded in 2003.

Net income (loss)

Net income decreased by €63.1 million to net income of €0.2 million for the year ended December 31, 2004, from net income of €63.3 million for the year ended December 31, 2003 due to the factors discussed above.

Comparison of the year ended December 31, 2003 to the year ended December 31, 2002

Order backlog

We experienced a 40.3% increase in order backlog at December 31, 2003 from €2,180.4 million at December 31, 2002 to €3,059.6 million in 2003, largely based upon the signing of the agreement related to the TP400 engine for the A400M military transport aircraft and initial purchase orders in connection with the launch of the GP7000 engine program for the Airbus A380 and an increase in orders for PW2000 engines by the United States Armed Forces for the C17 military transport aircraft.

Revenue

Revenue decreased by €248.6 million, or 11.3%, to €1,952.2 million for the year ended December 31, 2003 from €2,200.8 million for the year ended December 31, 2002. Using the average euro/dollar exchange rate from the prior year with respect to unhedged revenues that we assume are dollar-denominated and, with respect to hedged revenues, the average rate at which hedging contracts were entered into, revenue for the year ended December 31, 2003 would have decreased by €50.4 million, or 2.3%, from €2,200.8 million in 2002 to €2,150.4 million in 2003.

The primary reason for this decline in revenues was a decline in the revenues from our Commercial Business unit of €166.0 million, or 15.0%, to €944.1 million for the year ended December 31, 2003 from €1,110.1 million for the year ended December 31, 2002. This decline in turn reflected the adverse impact on dollar-denominated revenues from the depreciation of the dollar against the euro. Commercial Business revenues (using actual exchange rates) also declined as a result of lower sales volumes attributable to the continued decline of the aero engine sales market in 2003, which reflected the events of September 11, 2001, depressed economic conditions both globally and in the airline industry in particular, and the outbreak of SARS.

Revenues also declined in the Military Business unit by 2.8% from €461.5 million in 2002 to €448.8 million in 2003. This was primarily due to a reduction in flight hours of the RB199 engine, which affected revenues from military MRO and spare parts sales, and delays in production of airframes for the Eurofighter, which in turn delayed deliveries of the EJ200 engine.

The decline in overall revenues was also attributable to a decline in revenues from our Commercial MRO unit. In 2003, sales in that unit declined by €95.2 million, or 13.9%, to €591.7 million in the year ended December 31, 2003 from €686.9 million in the year ended December 31, 2002, mainly due to the decline in the value of the dollar against the euro, as a large proportion of our Commercial MRO revenues are

denominated in dollars. In addition, declining traffic and lower aircraft utilization, the effect of the bankruptcy of a customer, Canadian Airlines, on MTU's Canadian operations and the loss of two contracts with Federal Express, which MTU continued to service until June 2003, led to a significant reduction in 2003 MRO revenues which was partially offset by an increase in other Commercial MRO business.

Cost of sales (excluding R&D expenses)

Cost of sales decreased by €276.7 million, or 15.0%, from €1,845.8 million for the year ended December 31, 2002 to €1,569.2 million for the year ended December 31, 2003. This decrease was primarily driven by the reduction in sales and the cost of concessions, partially offset by an increase in drag payments. Another significant factor was related to changes in inventory, which increased by €6.6 million in 2003, compared to a decrease in 2002 of €103.3 million. Increased restructuring charges in 2003 also affected costs of sales.

Research and development

Research and development costs reported by the Company for 2003 decreased by 10.0% to €48.3 million in 2003, compared to €53.7 million in 2002. The decrease reflects differences in the amount of expenditure capitalized rather than expensed in connection with the development of the GP7000 and PW6000 engines, reflecting the increased development efforts with regard to the GP7000 and the PW6000 in 2003. The amounts capitalized were €122.8 million and €75.2 million in 2003 and 2002, respectively, and when aggregated with the amounts expensed in the applicable period, Company-funded research and development expenditures would have increased by 32.8% to €171.1 million in 2003 from €128.9 million in 2002.

Selling and general administrative expenses

Selling and general administrative expense increased by €10.8 million, or 9.0%, to €131.0 million for the year ended December 31, 2003 from €120.1 million for the year ended December 31, 2002.

Selling expenses increased by €4.1 million, or 5.3%, to €81.7 million for the year ended December 31, 2003 from €77.6 million for the year ended December 31, 2002. This was primarily due to higher restructuring costs in 2003 compared to 2002.

General administrative expenses increased by 15.7% to €49.3 million for the year ended December 31, 2003 from €42.6 million for the year ended December 31, 2002. This was primarily due to an increase in other expenses.

Increased restructuring charges in 2003 also affected both selling expenses and general administrative expenses.

Other operating income (expense)

Other operating income (expense) decreased by €7.9 million to an expense item of €0.3 million for the year ended December 31, 2003 from an income item of €7.6 million for the year ended December 31, 2002. Income in 2002 reflected a gain on the sale of a small business and the grant of a non-repayable subsidy for an investment at MTU Berlin.

Financial result

Financial result expense increased to €46.9 million for the year ended December 31, 2003 from an expense of €16.0 million for the year ended December 31, 2002. This increase in expense principally resulted from higher losses related to the impact of dollar/euro exchange rate fluctuations on cash balances, which were €30.4 million in 2003, as compared to €14.3 million in 2002, as well as lower net interest income of €4.0 million earned in 2003 as compared to €13.6 million earned in 2002. In addition, we incurred a loss of €1.5 million from minority participations in 2003 compared to a gain of €1.4 million in 2002.

Income before tax

Income before tax decreased by €16.2 million to income of €156.6 million for the year ended December 31, 2003 from income of €172.8 million for the year ended December 31, 2002, due to the factors discussed above.

Income taxes

Income taxes increased by 27.0% to €93.3 million for the year ended December 31, 2003 from €73.4 million for the year ended December 31, 2002, mainly due to a deferred tax accrual, notwithstanding higher taxable income in 2002.

Net income (loss)

Net income decreased by €37.1 million to €63.3 million for the year ended December 31, 2003, from €100.4 million for the year ended December 31, 2002 due to the factors discussed above.

Liquidity and capital resources

	Year ended December 31,			Three months ended March 31,	
(€ in millions)	2002	2003	2004	2004	2005
Net income/(loss)	100.4	63.3	0.2	(44.6)	5.0
Minority interest	(1.1)	0.0	0.0	0.0	0.0
Depreciation and amortization	55.0	60.9	133.1	31.3	33.3
Change in provisions	31.1	7.5	(35.6)	(25.5)	(12.6)
Change in working capital	105.5	58.8	(22.5)	124.3	110.1
Capitalized R&D	(75.2)	(122.8)	—	—	—
Change in deferred taxes	67.2	39.1	(2.4)	(29.0)	(2.6)
Change in other items	(1.0)	0.1	0.1	0.4	(0.1)
Cash flow from operating activities	281.8	106.9	72.9	56.9	133.1
Cash flow from investing activities	(133.3)	(93.5)	(59.9)[1]	(10.3)[1]	(10.5)
Cash flow from financing activities	(254.6)	(286.1)	(190.3)[2]	14.5 [2]	(106.5)
Change in cash and cash equivalents	(106.1)	(272.7)	(177.2)	61.1	15.7

(1) *Excludes cash outflow of €766.6 million reflecting payment of consideration for the Acquisition.*

(2) *Excludes cash inflow of €604.4 million relating to financing of the Acquisition from third-parties and €162.2 million relating to the loan from Blade Forex.*

Cash flow for the three-month period ended March 31, 2005 and 2004

Cash flow from operating activities

Net cash flow from operating activities was €133.1 million in the first quarter of 2005, an increase from the €56.9 million generated in the first quarter of 2004. Higher operating cash flows in the first quarter of 2005 reflect improved net income earned in such period compared to the first quarter of 2004, reflecting in part transaction costs of €30.0 million incurred in the first quarter of 2004 relating to the Acquisition. In the first quarter of 2005, cash flows reflect, in addition to net income, the pre-payment of Tranche 2 of the EJ200 program in the amount of approximately €50 million and the receipt of deferred payments from customers. In the first quarter of 2004, working capital was positively affected by prepayments on the EJ200 program as well as favorable movements in working capital due to timing differences relating to payables. Both periods were affected by the typically lower volume of materials purchases we make in the first quarter of the year. The change in provisions reflects the use of €8.3 million of the provision established under purchase accounting to cover GP7000 and PW6000 development expenses during the first quarter of 2005 and €24.5 million during the first quarter of 2004; no development expenses were capitalized during the first quarters of 2005 and 2004. The cash flows from operating activities for both of the periods do not reflect the gains from foreign exchange forward contracts with Blade Forex. These gains give rise to a receivable as the contracts mature, and the receivables offset the loan from Blade Forex and thereby reduced our net debt. See "—Factors affecting our results of operations—Exchange rate fluctuations."

Cash flow from investing activities

In the three-month period ended March 31, 2005, our investing activities used net cash of €10.5 million, reflecting the typically lower amount of investments we make in the first quarter of the year. Cash used in investing activities in the first quarter of 2005 was broadly in line with cash used in investing activities

during in the three-month period ended March 31, 2004, when investing activities used net cash of €10.3 million. €11.2 million of cash used was related to investments in intangible assets and property, plant and equipment during the three-month period ended March 31, 2005, compared to €10.8 million during the three-month period ended March 31, 2004.

Cash flow from financing activities

In the three-month period ended March 31, 2005, our financing activities used net cash of €106.5 million. This amount reflects the repayment of approximately €79.2 million of debt under Tranche A of the senior facilities agreement in February 2005 and the final repayment of the senior facilities agreement of €48.9 million in March 2005. At the end of the first quarter of 2005, we drew €56.8 million under our new credit facility. In the first quarter of 2004, in contrast, our financing activities generated net cash of €14.4 million, reflecting changes in the fair value of derivatives.

Cash flow for the years ended December 31, 2004, 2003 and 2002

Cash flow from operating activities

Cash flow from operating activities in 2004 was €72.9 million, a decline from the €106.9 million generated in 2003. The higher cash flows in 2003 reflect higher net income in 2003, due in part to Acquisition-related payments of €41.8 million in 2004 and to significantly higher interest costs in 2004. Net income in 2004 was adversely affected by restructuring charges of €6.7 million, compared to restructuring charges in 2003 of €34.2 million. In 2004, net income also reflected higher depreciation and amortization, reflecting the step-up in the valuation of assets arising as a result of the Acquisition, but this did not impact cash flows. Cash flow from operating activities in 2004 was affected by the increase in receivables following the deferral of substantial payments by customers into the first quarter of 2005, which caused working capital to increase by €22.5 million. The change in use of provisions relating to the provision established under purchase accounting to cover GP7000 and PW6000 development expenses in 2004 amounts to €24.5 million; no development expenses were capitalized in 2004. The cash flow from operating activities in 2004 does not reflect the gains from foreign exchange forward contracts with Blade Forex. These gains give rise to a receivable as the contracts mature, and the receivables offset the loan from Blade Forex and thereby reduced our net debt by €74.5 million in 2004. See "—Factors affecting our results of operating—Exchange rate fluctuations."

Cash flow from operating activities in 2003 was €106.9 million, a decline from the €281.8 million generated in 2002. The higher cash flows in 2002 reflect not only higher net income in 2002, but also a substantial prepayment on the EJ200 which led to a total reduction in working capital of €105.5 million in 2002. Net income in 2003 was adversely affected by restructuring charges of €34.2 million, compared to €12.1 million of restructuring charges in 2002. In 2003, positive contributions to cash flow included a €58.8 million improvement in working capital, which reflects largely reduced inventory levels as deliveries commenced in the EJ200 program. Cash flows from operating activities in 2003 were negatively affected by €122.8 million of development costs related to the GP7000 and PW6000 engine programs which were capitalized.

Cash flow from operating activities in 2002 was €281.8 million. Net income was affected by restructuring costs of €12.1 million. Working capital decreased by €105.5 million, which reflected a decrease in inventories of €104.1 million due to progress in the EJ200 development contract and related payments from the customer, and decreases in both receivables and liabilities of €72.1 million and €70.8 million, respectively, largely offsetting each other.

Cash flow from investing activities

In the year ended December 31, 2004, our investing activities used net cash of €59.9 million, reflecting gross cash used in investing activities of €65.9 million, reduced by cash received from asset disposals and repayments of €6.0 million. Cash used in investing activities included investments in information technology to improve production processes. In addition, we invested a gross amount of €1.1 million in financial assets.

In the year ended December 31, 2003, our investing activities used net cash of €93.5 million. This reflected investments of €83.8 million in intangible assets and property, plant and equipment, as well as €16.3 million of other investments, primarily reflecting investments in finance leases in our Hanover facility, partially

offset by €6.6 million of proceeds primarily related to asset disposals. In addition, we invested a gross amount of €8.6 million (on a German GAAP basis) in financial assets.

In the year ended December 31, 2002, our investing activities used net cash of €133.3 million. This reflected investments of €136.0 million in intangible assets and property, plant and equipment. In 2002, these investments included an amount related to the purchase of a license to perform MRO activities on the CF34 engine, finance lease transactions and expenditures related to the implementation of the flow line concept (a workshop layout designed to decrease turn around times for servicing engines) in Hanover. In 2002, we also invested a gross amount of €19.3 million (on a German GAAP basis) in financial assets. This amount includes an investment of €10.8 million in our Chinese MRO joint venture in Zhuhai. There were also cash inflows from asset disposals and repayments.

The foregoing discussion of cash flows from investing activities excludes cash outflow of €766.6 million in 2004 reflecting payment of consideration for the Acquisition.

Cash flow from financing activities

Our financing activities used net cash of €190.3 million in 2004, €286.1 million in 2003 and €254.6 million in 2002. Our financing activities in 2004 were mainly devoted to the repayment of approximately €201 million of the senior facilities agreement entered into to finance the Acquisition. Financing activities in 2003 and 2002 consisted almost entirely of service payments, dividend payments and other profit transfers made to the DaimlerChrysler Group. In particular, we recorded under cash flow from financing activities our gross payment of €541 million in 2003 and €281 million in 2002 to DaimlerChrysler and the receipt of approximately €229 million from DaimlerChrysler, primarily reflecting the sale of shares to DaimlerChrysler.

The foregoing discussion of cash flows from financing activities excludes cash inflows in 2004 of €604.4 million relating to financing of the Acquisition from third parties and €162.2 million relating to the loan from Blade Forex, as discussed above under "—Factors affecting our results of operations—Exchange rate fluctuations".

Capital resources

Our principal source of liquidity is our operating cash flows, which are analyzed above. Our ability to generate cash from our operations depends on our future operating performance, which is in turn dependent, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in the section entitled "Risk factors."

The following table sets forth our net debt as of December 31, 2002, 2003 and 2004 and as of March 31, 2005.

Net Financial Debt

(€ in millions except percentages)	At December 31, 2002	At January 1, 2004	At December 31, 2004	At March 31, 2005
Senior Notes (incl. accrued interest)			280.7	286.3
Senior Debt/Mezzanine Debt(1)	11.9	672.5	186.1	69.2
Vendor Loan		175.0	185.5	188.3
Financing Lease	36.0	54.2	51.9	52.6
Liabilities to affiliated companies(2)	36.1	234.4	162.4	71.7
Other Financial Debt	—	—	—	0.4
Total Financial Debt	84.0	1,136.1	866.6	668.5
Cash	326.5	205.6	28.5	44.1
Net Financial Debt	(242.5)	930.5	838.1	624.4

(1) *Includes the Senior Facility, the Mezzanine Loan and the loan from the Province of British Columbia.*

(2) *Includes the shareholder loan, the Forex loan and certain other intra-group loans.*

In connection with the Acquisition, we entered into a senior facilities agreement that provided for facilities of up to €620.0 million, of which €420.0 million was drawn down as of January 1, 2004. In March 2004, MTU Aero Engines Investment GmbH, one of our subsidiaries, issued €275.0 million aggregate principal amount of its 8.25% senior notes due 2014 (the "Senior Notes"). We used proceeds from the issuance of the Senior Notes to pre-pay €33.7 million of the outstanding amounts under this senior facilities agreement and to repay all amounts outstanding under the mezzanine bridge facility that had been drawn in connection with the Acquisition. In 2004, we also repaid an additional €201 million of indebtedness under the senior facilities agreement, of which only €1.1 million were scheduled repayments. In addition, we pre-paid €79.2 million of indebtedness under our senior facilities agreement in February 2005. In March 2005, we entered into a new revolving credit facility (the "Credit Facility") that replaced the senior facilities agreement. At the same time, we made a final repayment of €48.9 million under the senior facilities agreement. Management believes that our new Credit Facility provides substantially greater flexibility, reflecting our improved credit position, and that our ability to refinance the senior facilities agreement on favorable terms is a result of the ongoing positive development of our business and of the market generally.

The Credit Facility provides us with access to €250 million, which we may use to service our working capital needs or for other general corporate purposes. As of March 31, 2005, we had indebtedness of €56.8 million outstanding and €164.9 million available under the Credit Facility. As of March 31, 2005, we incurred interest at a rate of 0.4% over EURIBOR on all indebtedness outstanding under the Credit Facility.

We intend to use the proceeds of this offering of shares to repay debt under the Vendor Loan Note and the shareholder loan. See "The Offering—Use of proceeds."

MTU Aero Engines Holding AG is a holding company with no revenue-generating operations of its own. MTU Aero Engines Holding AG is therefore dependent on the capital raising abilities of, and dividend and other payments from, subsidiaries in order to generate funds. The indenture governing the Senior Notes contains covenants that restrict the ability of certain of MTU Aero Engines Holding AG's subsidiaries to, among other things, pay dividends or make other distributions, incur additional debt and grant guarantees. Furthermore, the ability of MTU Aero Engines Holding AG's subsidiaries to pay dividends and make other payments to MTU Aero Engines Holding AG may be restricted by other agreements and legal prohibitions, statutory or otherwise, on such payments. See "Risk Factors—Risks related to the offering—We may not pay dividends."

Although we believe that our expected cash flows from operations, together with available borrowings and cash on hand, will be adequate to meet our anticipated liquidity and debt service needs, we cannot assure you that our business will generate sufficient cash flows from operations or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due or to fund our other liquidity needs.

We believe that the potential risks to our liquidity are:

- a reduction in operating cash flows due to a lowering of net income from our operations, which could be due to downturns in our performance or the industry as a whole;
- the need to fund significant research and development expenditures and related capital expenditures upon undertaking participation in aero engine programs, especially programs in which we may have a large participation;
- our potential liability under RRSP arrangements to make cash payments if we are unable to produce our research and development contribution; and
- our potential liability, under RRSP arrangements and otherwise, to third parties for liabilities incurred in relation to those arrangements, including under guarantees by RRSP participants of financing in favor of airlines for the purchase of engines from the RRSP consortium as well as aircraft.

If our future cash flows from operations and other capital resources (including borrowings under the Credit Facility) are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to:

- reduce or delay our business activities, capital expenditures and research and development;

- sell assets;
- obtain additional debt or equity capital; or
- restructure or refinance all or a portion of our debt on or before maturity.

We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing debt, the Credit Facility and the Senior Notes, limit, and any future debt may limit, our ability to pursue any of these alternatives.

Credit Facility

The Credit Facility requires us to meet certain financial tests, including:

- minimum interest coverage ratios (defined as Consolidated EBITDA to Consolidated Net Interest Payable); and
- a maximum total leverage ratio (defined as Consolidated Net Financial Indebtedness to Consolidated EBITDA)

(in each case, as such terms are defined in the Credit Facility). The calculation of Consolidated EBITDA under the Credit Facility is different from the calculation of EBITDA presented in this Offering Circular.

The Credit Facility contains customary affirmative and negative covenants, including restrictions on additional indebtedness, mergers and acquisitions, asset sales and liens and pledges. The Credit Facility also contains certain customary events of default that may result in the acceleration of the debt under the Credit Facility. In addition, the margin payable on borrowings under the Credit Facility is dependent upon our leverage, meaning that we could have increased cash flow requirements at any time in the event that our leverage rises.

Senior Notes

The indenture governing the Senior Notes includes limitations of the ability of certain subsidiaries of MTU Aero Engines Holding AG to incur or guarantee additional indebtedness. In general, such subsidiaries may only incur or guarantee additional debt if a minimum fixed charge coverage ratio (defined as Consolidated Cash Flow to Fixed Charges; each such term as defined under the indenture governing the Senior Notes) is met. In addition, the indenture governing the Senior Notes limits the ability of certain of MTU Aero Engines Holding AG's subsidiaries to, among other things, pay dividends and make other distributions, make investments and certain other payments, sell assets, and consolidate, merge or sell all or substantially all of their assets. The indenture governing the Senior Notes also includes customary events of default that may result in the acceleration of all payment obligations under the Senior Notes.

Aggregate contractual obligations

General

The following table summarizes the contractual obligations, commercial commitments and principal payments (excluding research and development, other commitments under our RRSP programs and pension obligations, and excluding periodic interest payments on financial debt) which we were obligated to

make as of December 31, 2004, excluding the loan from Blade Forex, which is no longer outstanding, and the shareholder and vendor loans, which will be repaid with proceeds of this offering.

(€ in millions)	Less than one year	1–5 years	More than 5 years	Total
Credit Facility[1]	174.2	—	—	174.2[1]
Senior Notes	—	—	275.0	275.0
Operating Lease Obligations	8.3	19.7	6.3	34.2
Finance Leases	1.9	21.2	28.8	51.9
Other debt[2]	—	—	11.9	11.9
Total[3]	184.4	40.9	310.1	547.2

(1) *During the first quarter of 2005, we repaid the amounts outstanding under the senior facilities agreement in full and, as of March 31, 2005, had €56.8 million outstanding under the Credit Facility, which is due within one year.*

(2) *Loan from the Province of British Columbia.*

(3) *The timing of payments is based on management's best estimate of the contractual maturities of our obligations. The timing of the payments may differ significantly from the actual maturity of these obligations.*

Pensions

A discussion of accrued pension liabilities is included in note 23 to our 2004 IFRS financial statements included elsewhere in this Offering Circular. As of December 31, 2004, we had a defined benefit obligation of €386.0 million. On our balance sheet as of December 31, 2004, we had accrued pension liabilities of €358.9 million, compared to accrued pension liabilities of €343.0 million as of January 1, 2004 and €295.9 million as of December 31, 2002. The methodology for calculating pension liabilities and expenses in 2002 and 2003 deviates from the approach taken in 2004. Management estimates that pension liabilities and pension expenses in 2002 and 2003 would have been lower if the 2004 methodology had been applied for 2002 and 2003. However, management does not consider the impact to be material.

Off-Balance sheet items and other contingent liabilities

A discussion of contingent liabilities, including the gross and net amount of such liabilities (being their total potential exposure, and the amount of such exposure not provided for on the balance sheet, respectively) is included in note 27 to our 2004 IFRS financial statements included elsewhere in this Offering Circular. Contingent liabilities consist mainly of liabilities under RRSP arrangements with OEM customers and guarantees for unconsolidated entities in which we hold equity interests. The net amount of contingent liabilities under RRSP agreements as of March 31, 2005 amounted to €82.2 million compared to €80.2 million as of December 31, 2004, €85.5 million as of December 31, 2003 and €280.3 million as of December 31, 2002. The net amount of contingent liabilities with respect to third-party guarantees as of March 31, 2005 amounted to €60.1 million compared to €58.2 million as of December 31, 2004, €42.5 million as of December 31, 2003 and €30.7 million as of December 31, 2002.

We are also involved, from time to time, in lawsuits, claims, investigations and proceedings, including patent, environmental, human resources, workplace health and safety, and commercial matters that arise in the ordinary course of business. There are no such matters pending that our management expects to be material in relation to its business or consolidated financial position, results of operations or cash flows.

Affiliate transactions

A description of certain transactions involving us and certain of our affiliates, including our shareholders, is set out in this Offering Circular under "Business transactions and legal relationships with related parties."

In addition, while MTU Aero Engines GmbH was part of the DaimlerChrysler group, it entered into significant transactions with other members of that group, including profit and loss transfer arrangements, intercompany loans, participation in cash pooling arrangements, and financial and legal services. These transactions, other than certain intellectual property related services, were terminated as a result of the Acquisition.

Critical accounting policies

We prepare our financial statements under IFRS, which requires management to apply accounting methods and policies that are based on difficult or subjective judgments and estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based.

We have summarized below our accounting policies under IFRS that require the more subjective judgments of our management in making assumptions or estimates regarding the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect the results reported in the consolidated financial statements. For more information, see "—Accounting Policies" in the notes to our 2004 IFRS financial statements included elsewhere in this Offering Circular.

Revenue recognition

Revenue relating to the sale of products is recognized when risk of ownership passes to the customer (in the case of RRSPs, when the OEM notifies us that risk of ownership has passed to the end customer). Our revenue from the sale of products under RRSPs represents a predetermined percentage of the revenues achieved by the OEM. At the time we receive notification of the sale, we estimate revenue, as information on the revenue achieved by the OEM is not available at that time. The estimate of the price is based on historical experience of revenue for these products and our understanding of the individual transaction. Any difference between the actual revenue and our estimate will have an impact on the revenue we derive from our product and may result in a change in future periods. Any differences between actual revenue and our estimate are recorded as an adjustment to revenue.

We recognize revenue from maintenance and other services when the services have been performed and accepted by the customer. Where the services are provided under a contract, we recognize revenue using the percentage of completion method. This involves us making estimates of the total cost we expect to incur in fulfilling the contract. We recognize a proportion of the revenues to be received under the contract by measuring the costs incurred to date against the total expected costs and the profit we expect to earn from the contract. In the early stages of such a contract, before the outcome can be assessed with reasonable certainty, we do not recognize any profit.

Sales and Discounts and Marketing Costs

On our commercial engine programs, we share in the costs of marketing and other expenses with a partner. Where the lead partner incurs marketing and other expenses on our behalf, we must estimate the costs that have been incurred by the lead partner. In doing so, we estimate these amounts based on historical experience and our knowledge of the extent to which such activities have been conducted. A change in these estimates could result in additional expenses being recorded in future periods. Any differences between estimates and actual costs are recorded as adjustments to costs of sales.

In addition, the lead partner typically offers discounts or "concessions" in relation to engine sales. These concessions are recorded at the time of sale and reflected in cost of sales. We estimate the amount of the discounts or concessions based upon (a) past activity levels and (b) the duration of time in the processing of deductions. The actual experience of these discounts may deviate from the estimate. We revise our estimates every period and may be required to adjust the estimate in a subsequent period. Any differences between estimates and actual costs are recorded as adjustments to cost of sales.

Purchase accounting

We have accounted for the Acquisition using purchase accounting under IFRS. In applying purchase accounting for the Acquisition, we were required to allocate the purchase price to the assets and liabilities that were acquired based on estimated fair values. The determination of the fair values requires us to make a number of estimates including, but not limited to, cash flows to be generated from existing contracts, discount rates applied in determining the fair value of such cash flows and the estimated lives of the acquired tangible and intangible assets.

The principal impacts of purchase accounting were as follows:

- Intangible assets: we capitalized the net present value of our earnings from our participation in aero engine programs. These amounts were estimated on the basis of our engine program planning. We discounted these amounts using discount rates based on our cost of capital plus an additional risk premium reflecting the risk associated with the stage of the program in its life-cycle.
- Unrealized profits on forward foreign exchange contracts: we treated the profit unrealized at the date of the Acquisition as having been realized prior to the Acquisition.
- Commitments to carry out development activities: we created a provision for the net present value of our commitments to carry out development activities in respect of engine programs.
- Tangible assets: we attributed fair market values to the tangible assets we acquired, principally land and buildings, plant and equipment.
- Inventory: we increased the value of items of inventory in respect of which we had received firm commitments to treat a portion of the profit associated with these orders as having been realized prior to the Acquisition.

We capitalized as an intangible asset the goodwill, equal to the excess of the purchase price paid for the shares of MTU Aero Engines over the fair value of the assets less the liabilities acquired.

Valuation of intangible fixed assets and property, plant and equipment

As of December 31, 2004, we had €968.6 million of intangible assets (including goodwill) that were recorded in connection with the Acquisition. The intangible assets (other than goodwill) are amortized on a straight-line basis over lives ranging from one to thirty years. In addition, as of the same date, we had €576.6 million of property, plant and equipment, which is depreciated using useful lives ranging from three to fifty years.

We assess intangible fixed assets and property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable or otherwise as required by accounting standards. Factors that would indicate potential impairment include the following:

- significant under-performance relative to expected historical or projected future operating results;
- significant changes in the use of its assets or the change in business strategy;
- significant changes in technology and regulatory equipments; and
- significant negative industry or economic trends.

Recoverability of assets is measured under IFRS by a comparison of the carrying amount of an asset to its recoverable amount, calculated as the higher of the net selling price or the discounted future net cash flows expected to result from the use of the asset and its eventual disposition.

If the assets are considered to be impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the net realizable value of the assets and is recorded as a charge to operating income. The most significant estimates made in determining discounted future net cash flows include the selection of the appropriate discount rates, residual asset values, our estimated long-term growth rates and the number of years on which to base the cash flow projections. While we believe that our assumptions are reasonable, such estimated amounts could differ materially from what will actually occur in the future.

Inventories

We value raw materials and supplies at the lower of cost or net realizable value. Work in progress is valued at manufacturing cost, comprising direct costs and indirect material and production overheads, including depreciation. Our inventory is offset by a valuation reserve that is based on specific risks we have identified related to the recoverability of certain components of our inventory. The determination of this reserve is based on a number of judgments and estimates, such as our estimate of future sales and the amount we expect to realize in selling these items. A change in these judgments or estimates in future periods could result in the requirement for additional valuation reserves in future periods.

Pension and similar liabilities

We accrue for pension and similar liabilities based on actuarial valuations which have been computed on the basis of IAS 19. The actuarial valuations are based on a number of assumptions including the discount rate, the expected long-term rate of return on plan asset and inflation rates. The assumptions are based on current market conditions, historical informational and actuarial data. These assumptions are reviewed annually. While we believe that the assumptions we used are reasonable based on available information, these assumptions may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter lives of participants. These differences may result in a significant impact on the amount of our future pension expense and resulting asset or liability.

Government subsidies

We received government subsidies related to the PW2000 program. These government subsidies are repayable if more than 2,100 engines of this program are sold. We make a provision for the future repayment where we consider that repayment is probable. Our assessment of the probability of repayment is based upon our estimate of future sales of these engines. At present, we do not assume that more than 2,100 PW2000 engines will be sold and, therefore, we have not created a provision in this respect.

Contingent liabilities

Under our RRSPs, we bear the risk in proportion to our program shares in relation to any guarantee of customer financing or similar commitment the OEM enters into. We review these commitments based on the facts and circumstances in existence at each reporting date, and based on that information, we determine whether it is probable that we will be required to make a payment under these commitments. We assess probable as a likelihood of greater than 50%. When we determine that it is probable that a payment will be made, we record the estimated liability based on historical experience of our payments under such commitments and the specific circumstances of the individual commitment.

Disclosure of market risk

Currency risk

Our reporting currency is the euro. We conduct, and will continue to conduct, transactions in currencies other than the euro, particularly the dollar. As a result, we are vulnerable to foreign exchange rate fluctuations because:

- we incur the majority of our manufacturing costs in euro and generate a substantial portion of our revenues in other currencies, particularly the dollar; therefore, a strengthening of the euro relative to such other currencies in which we receive revenues could negatively impact our operating margins and cash flows; and
- portions of our assets, liabilities, revenues and expenses are denominated in various currencies other than the euro; as a result, our operating results are affected by currency exchange rate fluctuations.

For the year ended December 31, 2004, we had an estimated gross dollar exposure (the difference between our dollar inflows and dollar outflows other than dollar-denominated interest payments and debt repayments) of $493 million and, after taking into account estimated dollar outflows attributable to scheduled dent repayments and voluntary prepayments, in each case including interest and fees, a net dollar exposure of approximately $195 million, which was subject to exchange rate fluctuations between the dollar and the euro. An increased value of the euro against the dollar had a negative effect on our reported results for 2004, but this was mitigated by our hedging activities.

Our hedging policy is currently based on remaining approximately neutral to the movement of the dollar against the euro (subject to particular circumstances). We base this hedging policy on our cash flow projections, which are updated quarterly, and our view at the time of such updates of the likely movement of foreign exchange rates. Our hedging is currently based on a two-year period, with a declining proportion of our exposures for each quarter hedged for each period, commencing at approximately 90% for the first quarter and declining to approximately 25% for the eighth quarter of the hedging period, although recently we have made an exception to this policy and hedged for a shorter forward period. See "—Factors affecting our results of operations—Exchange rate fluctuations."

Interest rate risk

Our exposure to market risk for changes in interest rates relates primarily to our debt obligations. We have no cash flow exposure due to interest rate changes on our Senior Notes because they bear interest at a fixed rate. However, we do have cash flow exposure on our Credit Facility due to the variable EURIBOR pricing under those portions of the Credit Facility that are not interest rate hedged. As of March 31, 2005, we had €56.8 million subject to variable interest rates outstanding under our Credit Facility, and a 1% change in EURIBOR would result in interest expense increasing by approximately €0.6 million. As of March 31, 2005, none of the variable rate drawings under the Credit Facility were interest rate hedged.

Our other debt going forward consists primarily of a loan from the province of British Columbia to MTU Maintenance Canada Ltd., which was interest free in 2003 and 2004, is currently interest free and will remain interest free as long as certain conditions related to the employment of personnel in the province of British Columbia are met.

Impact of inflation

In general, our costs are affected by inflation. We attempt to restrict increases in our costs below the rate of inflation through productivity improvements and capital expenditure. However, general inflation affects selling and general administrative expenses and similar costs for our competitors and us. In relation to some cost-based military contracts, we are not permitted to adjust our costs for inflation, and therefore to maintain our margins on such contracts we must realize improvements in efficiency.

Summary of certain differences between IFRS and US GAAP

Our consolidated financial statements for the year ended December 31, 2004 have been prepared in accordance with International Financial Reporting Standards ("IFRS"), which differ in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP"). We have not included in this Offering Circular financial statements prepared in accordance with US GAAP or a reconciliation of our financial statements to US GAAP and, accordingly, cannot offer any assurances that the differences described below would, in fact, be the accounting principles creating the greatest differences between our financial statements prepared under IFRS and under US GAAP. In addition, we cannot estimate the net effect that applying US GAAP would have on our results of operations or financial position, or any component thereof, in any of the presentations of financial information in this Offering Circular. However, the effect of such differences may be material and, in particular, it may be that the total shareholders' equity and net income prepared on the basis of US GAAP would be materially different due to these and other differences. The following summary does not include all differences that exist between IFRS and US GAAP.

The following paragraphs summarise certain differences between our significant accounting policies as applied under IFRS and US GAAP as of December 31, 2004. There are certain standards that have been issued as of December 31, 2004 that are not effective until a later date or are in draft form, which may create additional differences between IFRS and US GAAP. In addition, the organizations that promulgate IFRS and US GAAP have projects ongoing that could have a significant impact on future comparisons such as this. This description is not intended to provide a comprehensive listing of all such differences specifically related to us or the industries in which we operate. US GAAP is generally more restrictive and comprehensive than IFRS regarding recognition and measurement of transactions, account classification and disclosure requirements. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the financial statements or the notes thereto.

Business combinations—negative goodwill

Under IFRS, the identification of negative goodwill, representing the difference between the acquirer's interest in the fair values of the identifiable assets and liabilities acquired less the costs of acquisition, leads to a reassessment of the fair values of assets and liabilities acquired, contingent liabilities and the costs of acquisition. Any excess remaining after reassessment is recognized as income immediately.

Under US GAAP, for business combinations initiated after 30 June 2001, where the sum of the amounts assigned to assets acquired and liabilities assumed exceeds the cost of the acquired entity, that excess is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other postretirement benefit plans, and (e) any other current assets. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess is recognized as an extraordinary gain. Any unamortized negative goodwill relating to earlier business combinations was required to be written off and recognized as the cumulative effect of a change in accounting principle on adoption of SFAS 142, "Goodwill and other intangible assets".

Business combinations—impairment of goodwill

Under IFRS and US GAAP goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate a potential impairment. There are differences in the method by which impairment is tested between IFRS and US GAAP.

Under IFRS, goodwill arising in a business combination is allocated to a cash generating unit. These are defined under IFRS as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The carrying amount of a cash generating unit including the attributable goodwill is compared to the recoverable amount, which is defined as the higher of the fair value less costs of disposal and the value in use. The latter is measured as the present value of the future cash flows expected to be derived from the asset.

Under US GAAP, the goodwill test for impairment consists of a two-step process that begins with an estimation of the fair value of a reporting unit. A reporting unit is an operating segment or one level below an operating segment. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any, by determining the implied fair value of goodwill and comparing that to the amount of goodwill allocated to individual reporting unit. The implicit fair value of goodwill is determined by allocating the estimated fair value of the reporting unit via a hypothetical purchase price allocation.

Both IFRS and US GAAP prohibit the reversal of an impairment loss of goodwill.

Business combinations—recognition of intangible assets other than goodwill

Under IFRS, separate intangible assets are recorded if and only if the asset is identifiable, future economic benefits will flow from its use and the cost can be measured reliably.

Otherwise, intangible assets are subsumed within goodwill.

Under US GAAP, intangible assets in a business combination should be recognized if (a) they arise from contractual rights or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other legal rights or obligations) or (b) they are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or otherwise exchanged.

Accounting for investments in associates

Under IFRS, use of the equity method ceases when the carrying value of the investment in the associate is reduced to zero. If the associate subsequently reports net income, the application of the equity method is only resumed after the share in the net income equals the share in net losses not recognized during the period that the equity method was suspended.

Similarly, under US GAAP, use of the equity method ceases when the carrying value of the investment in the associate is reduced to zero, unless the investor has guaranteed the losses of the associate, and incurred obligations or made payments on behalf of the associate.

Revenue recognition

Under IFRS, the Company recognizes revenue for products and services when the following conditions are met:

(a) the seller has transferred to the buyer the significant risks and rewards of ownership;

(b) the seller retains neither continuing managerial involvement to the degree usually associated with such ownership nor effective control over the assets sold;

(c) the amount of revenue can be measured reliably;

(d) it is probably that the economic benefits associated with the transaction will flow to the seller; and

(e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Under US GAAP, revenue is recorded when it is realized and earned. Generally revenue is considered realized and earned when the following criteria are all met:

(i) persuasive evidence of an arrangement exists;

(ii) delivery has occurred or services have been rendered;

(iii) the sales price to the buyer is fixed or determinable; and

(iv) collectibility is reasonably assured.

Further, US GAAP contains significant detailed industry-specific guidance, which may give rise to further differences. In addition, US EITF 00-21 contains specific provisions on revenue arrangement with multiple deliverables.

The Company earns a portion of its revenue from construction and services type contracts and applies construction accounting under IFRS. IFRS and US GAAP both apply the percentage of completion method of accounting however there are certain differences between the application under IFRS and US GAAP including:

- For contracts where total costs cannot be estimated under IFRS the cost recovery method is applied whereas under US GAAP the completed contract method is applied; and
- IFRS and US GAAP have differing guidance about the segmentation of contracts that include multiple deliverables.

Research and development costs

Under IFRS, research costs are expensed as incurred. An intangible asset arising from development (or from the development phase of an internal project) should be recognized as an intangible asset if an enterprise can demonstrate all of the following:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- its intention to complete the intangible asset and use or sell it;
- its ability to use or sell the intangible asset;
- how the intangible asset will generate probable future economic benefits. Among other things, the enterprise should demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- its ability to reliably measure the expenditure attributable to the intangible asset during its development.

In all other circumstances, development costs are expensed as incurred.

Under US GAAP, research and development costs are expensed as incurred.

Under IFRS, research and development in process at the date of an acquisition can be recognized as an intangible asset as part of the business combination as described above (and therefore amortized), or as part of goodwill if not separately measurable (and therefore not amortized but subject to an annual impairment charge). Under US GAAP, in process research and development is expensed immediately upon acquisition.

Defined benefit pension schemes

IFRS and US GAAP have similar methods relating to the accounting for pension obligations ("employee benefit plans"). The net obligation for defined benefit plans and similar commitments is calculated using the projected unit credit method. There may be differences arising due to differences in the detailed requirements of IFRS and US GAAP, in particular relating to additional minimum liability and prior service costs.

IFRS requires that prior service costs arising from the introduction of or changes to a defined benefit plan be recognized on a straight-line basis over the average period until the amended benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, an enterprise should recognise past service cost immediately. US GAAP requires that prior service costs generally be recognized during the future service periods of those employees active at the date of the amendment who are expected to receive benefits under the plan.

Under US GAAP, a minimum pension liability must be recorded for the amount by which a plan is underfunded (ignoring projected future salary increases). There is no such requirement under IFRS.

In accordance with IFRS, the Company has elected to present the interest component of pensions service cost as a component of financial result. Separate presentation of the interest element is not permitted under US GAAP.

Deferred taxes

Under IFRS, deferred tax liabilities are recorded on all taxable temporary differences, with the following exceptions:

(a) goodwill for which amortization is not deductible for tax purposes;

(b) the initial recognition of an asset/liability other than in a business combination which, at the time of the transaction, does not affect either the accounting or the taxable profit; and

(c) undistributed profits from investments where the enterprise is able to control the timing of the reversal of the difference and it is probable that the reversal will not occur in the foreseeable future.

Under IFRS, a deferred tax asset is recognized for deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized, unless the deferred tax asset arises from initial recognition of an asset/liability other than in a business combination which, at the time of the transaction, does not affect the accounting or the taxable profit. The concept of "probable" used in IFRS is not explicitly defined and is therefore subject to interpretation.

Under US GAAP, all deferred tax liabilities and assets resulting from temporary differences in financial and tax reporting are recognized together with deferred tax assets relating to tax losses carried forward subject to certain limited exemptions which include unremitted earnings of overseas subsidiaries that are essentially "permanent". Deferred tax assets are reduced by a valuation allowance if it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized.

Derivative instruments

Under both IFRS and US GAAP, all derivative instruments are required to be recorded in the balance sheet as an asset or liability measured at fair value and changes in fair value are required to be recognized currently in earnings, unless specific hedge accounting criteria are met. However there are differences in the definition of a derivative. There are also differences in the criteria that must be met under IFRS and US GAAP for hedge accounting to be applied. There are also differences in how the changes in fair values are recorded in specific instances.

Impairment of long-lived assets other than goodwill

IFRS requires a review of all assets for indication that an asset may be impaired at each balance sheet date. If there is an indication that an asset may be impaired, the recoverable amount is calculated to determine the impairment loss, if any. The recoverable amounts of certain types of intangible assets are required to be measured annually whether or not there is any indication that it may be impaired.

Under IFRS, the recoverable amount is the higher of fair value less costs to sell and value in use. The latter is measured as the present value of the future cash flows expected to be derived from the asset. Recoverable amount is determined for each individual asset, if possible. If it is not possible to determine the recoverable amount for an individual asset, recoverable amount is determined for the asset's cash-generating unit. If the carrying amount of the unit exceeds the recoverable amount of the unit, an impairment loss exists and is allocated to reduce the carrying amount of the assets of the unit in the following order: (a) first, reduce the carrying amount of any goodwill allocated to the cash generating unit; and (b) then, reduce the carrying amounts of the other assets of the unit on a pro rata basis.

Under IFRS, impairment losses may be reversed if the circumstances giving rise to the original impairment no longer exist. The increase in carrying amount due to reversal should not be more than what the depreciated historical cost would have been if the impairment had not been recognized.

IFRS permits the reversal of an impairment loss recognized in prior periods if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. In this case, subject to certain restrictions, the carrying amount of the asset shall be increased to its recoverable amount.

Under US GAAP, a review of the possible impairment of long-lived assets held for use is required when events or changes in circumstances indicate possible impairment. The sum of expected future cash flows, undiscounted and without interest charges, related to the fixed asset being measured, is compared to the carrying amount of the respective assets. Estimates of future cash flows used to test the recoverability of a long-lived asset group should include only the future cash flows that are directly associated with and are expected to arise as a direct result of the use and eventual disposition of that asset group. If the carrying amount of the asset exceeds this value, an impairment loss exists and a write-down is necessary. Fair value is measured using discounted cash flows. Impairment losses cannot be written back.

Employee stock compensation

IFRS 2 requires an entity to recognise an expense (measured at fair value determined at the date of grant) in profit or loss with a corresponding credit entry to equity, for an equity-settled share-based payment. IFRS 2 contains detailed guidance on the determination of fair value, providing examples of methods which may be used. IFRS does not prescribe when each method is to be used.

IFRS 2 requires no further entries to be made on exercise of a share option by an employee for which an expense has been previously recognised in profit or loss, with a corresponding credit to equity. Accounting entries for the issue of shares (or purchase of own shares) in order to satisfy the exercise of the option will be recognised separately in accordance with company law.

IFRS 2 requires that any deferred tax asset related to share-based payments is remeasured at each balance sheet date based on the entity's current assessment of the tax deduction and the recognition of an expense.

Under US GAAP, companies may elect to follow the accounting prescribed by Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") or SFAS 123, "Accounting for Stock Based Compensation" ("SFAS 123"). Under US GAAP, compensation is recorded for the cost of providing the warrants and options to the employee over the relevant service period. The costs can be determined based on either the intrinsic value method (APB 25) or the fair value method (SFAS 123). Under the intrinsic value method, the compensation cost is the difference between the market price of the stock at the measurement date and the price to be contributed by the employee ("exercise price"). Under the intrinsic value method, the measurement date is the first date on which the employee knows the number of shares that such employee is entitled to receive and the exercise price. The measurement date is often the grant date; however, it may be later than the grant date in plans with variable terms that depend on events which occur after the grant date. Under the fair value method, the cost associated with the warrants and options is based in the fair value at the date of grant. Cost is estimated using an option-pricing model such as Black-Scholes. If an entity chooses to follow the intrinsic value method, it must make pro-forma disclosures of net income and earnings per share as if the fair value method had been applied.

Lease classification

Under IFRS, a lease is classified as a finance lease if substantially all the risks and rewards of ownership of the leased asset lie with the lessee. IFRS contains several classification criteria; if any one of these is met, the asset is classified as a finance lease:

(a) The lease transfers ownership of the leased assets to the lessee at the end of the lease term.

(b) The lease contains a bargain purchase or a renewal option.

(c) The lease term is for the major part of the economic useful life of the leased asset.

(d) The present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased assets.

(e) The leased asset is of such a specialized nature that only the lessee can use it without major modifications.

(f) If the lessee cancels the lease, the lessee is obliged to reimburse the lessor for any losses on the leased assets.

(g) Gains and losses in the fair value of the residual property accrue to the lessee.

Under IFRS, lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Under US GAAP, if any one of the following four criteria applies to a lease agreement, then the lease must be classified as a capital lease by the lessee:

(a) The lease transfers ownership of the leased assets to the lessee at the end of the lease term.

(b) The lease contains a bargain purchase option.

(c) The lease term is greater than or equal to 75 percent of the economic useful life of the leased asset.

(d) The present value of the minimum lease payments is greater than or equal to 90 percent of the fair value of the leased asset.

Inventories

Under IFRS, inventories are generally stated at the lower of cost and net realisable value ("NRV"). NRV is the actual or estimated selling price less all further costs to completion and all costs to be incurred in marketing, selling and distributing. Recording inventory using a NRV that is greater than cost is permitted only in certain circumstances. Accounting for inventory using a "Last in, first out" ("LIFO") method is prohibited. Reversals of write-downs are required if certain criteria are met.

Under US GAAP, inventories are carried at the lower of cost and market value. Market value is the current replacement cost subject to an upper limit of net realisable value and a lower limit of net realisable value less a normal profit margin. LIFO is permitted. Reversals of write-downs are prohibited.

Restructuring costs

Under IFRS, a liability for costs, including those associated with restructuring, is recognized when the enterprise has a present obligation arising out of a past event and it is probable (more likely than not) that an outflow of resources will occur and the amount of the liability can reliably be estimated. A restructuring provision may only be recognized if the enterprise has a detailed formal plan for the restructuring and its plant has either been announced to the employees in question or the enterprise has begun implementation.

US GAAP requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. It also provides that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Under SFAS 146, fair value is the objective for initial measurement of the liability. In respect of other exit costs, liabilities are recognized when they are incurred, which is normally when the goods or services associated with the activity are received.

Business

OVERVIEW

We are one of the world's largest aircraft engine module and component manufacturers by revenue, and the leading independent provider of maintenance, repair and overhaul ("MRO") services for commercial jet engines by revenue. We also manufacture modules and components for key European military engine programs and, through our participation in alliances that produce military aero engines, we are the supplier of substantially all military aero engines used by the German Armed Forces. In addition, we provide dedicated aero engine MRO and support services for the German Armed Forces. Our products for the commercial aviation industry are found in almost all thrust and power classes for applications ranging from megaliner passenger aircraft, such as the new Airbus A380 and the Boeing 747, to large passenger aircraft, such as the Boeing 777, Airbus A330 and A320 family, and to regional and private business jets. In the military sector, our products can be found in combat aircraft, such as the Panavia Tornado and the Eurofighter Typhoon, current and future transport aircraft programs, such as the Boeing C-17 and the Airbus A400M, and helicopters, such as the Eurocopter Tiger.

We had more than 7,400 employees as of December 31, 2004. For the year ended December 31, 2004, we had total revenues of approximately €1,918 million and EBITDA of approximately €214 million. Our headquarters are located in Munich. Other important facilities are located in Hanover, Ludwigsfelde, Zhuhai (China) and Vancouver (Canada).

INDUSTRY

The global aero engines industry encompasses two primary markets, commercial aero engines and military aero engines, with specific products designed for each market. The commercial aero engines industry includes engines for the air transport of civilian passengers and cargo. Similarly, the military aero engines market can be divided into engines for combat and transport aircraft, and the engines for each of these segments can be further divided based upon mission requirements.

In both markets, the role of individual aircraft drives the design and properties of aero engines. Safety, reliability, economic considerations and noise regulations are currently the main technology drivers in the commercial engines market, and exhaust emissions are receiving increasing attention. In addition to safety and economic considerations, the development of military engines is mainly driven by operational and political considerations. Partly due to the availability of government funding of military research and development costs, technological innovations are typically made in military engine programs and subsequently transferred to commercial engine applications. For example, we were responsible for the highly sophisticated intermediate pressure turbine in the development of the RB199 engine for the Panavia Tornado in the late 1970s. Today, we are one of the world leaders in low pressure turbine technology for commercial engine programs. More recently, we have achieved another technical milestone with the development of the next generation of high pressure compressor technology for the PW6000 aero engine, capitalizing on our experience in high pressure compressor technology with respect to military engine applications. Thus, although commercial and military aero engines are purpose built, significant commonality exists in the research, development, design and manufacturing of engines and the process for the commissioning of new engine programs. As a result, participants in the industry, including us, tend to be active in both end markets.

Participants in the aero engine industry can be divided into three segments: Manufacturers of aero engines (commonly known as OEMs), engine module manufacturers and manufacturers of components. The OEMs, which are primarily responsible for the overall engine program, include Pratt & Whitney, General Electric, Rolls-Royce and Snecma. Engine module and component manufacturers, including us, Avio, Volvo Aero, ITP and IHI, are usually responsible for the higher value added and technologically more advanced parts of an aero engine (such as the rotating parts of an engine, complex structures or modules and components that are subjected to high temperatures) and are typically highly specialized. Manufacturers of engine components typically deliver lower value added engine parts, such as casings and blades. In both the commercial and the military end markets, OEMs, engine module manufacturers and, to a lesser degree,

manufacturers of components closely cooperate in the development and manufacture of new engine programs.

Commercial aero engines

Four OEMs dominate the commercial aero engine market: Pratt & Whitney, General Electric, Rolls-Royce and Snecma. For each large commercial aircraft program, generally two OEMs are selected by the airframer to design, develop and certify an engine platform. Engines are generally sold separately from aircraft, giving the customer (airlines, cargo operators, leasing companies or corporate customers) a choice regarding which engine to buy based on technical capability and operational and economic considerations (including spare parts and MRO costs). In the business jet segment, however, typically only one engine platform is certified for a particular aircraft.

OEMs usually form alliances with module manufacturers and component manufacturers for the development and production of new aero engine platforms, as for example in connection with the V2500 aero engine (Pratt & Whitney, Rolls-Royce, MTU Aero Engines and Japanese Aero Engines Corp.). This is driven by the desire of the OEMs to spread the risks and costs associated with new engine developments, and to benefit from competition among manufacturers that supply the similar modules and components. Alliance members, on the other hand, benefit from a share of the engine program's revenues. Module and component manufacturers commonly pay OEMs fees to participate in new engine programs (known as entry fees). In recent years, OEMs have usually also been required to pay entry fees to aircraft manufacturers to participate in new aircraft programs.

Alliances for the development and production of commercial aero engines usually provide for risk and revenue sharing partnerships ("RRSPs"), which have become industry practice. In a RRSP, alliance members share a set percentage of the costs and risks associated with the development of a new engine program. Thus, alliance members commit to funding not only their own costs, but a portion of the total costs for research and development as well as manufacturing and other costs (including entry fees paid by OEMs to aircraft manufacturers) of a new aero engine. Similarly, all alliance members are liable for penalties and liabilities incurred as a result of production delays or defective engine parts, regardless of whether or not an alliance member was responsible for any such delays or involved in the production or assembly of such engine part or otherwise is "at fault." Costs incurred in connection with the engine program (such as discounts or guarantee payments) are shared proportionally to the relevant program shares or on the basis of cost assumptions, independent of individual costs incurred (such as development and manufacturing costs). In return for the assumption of costs and risks, alliance members receive a share of revenues from the sale of the engines and spare parts in accordance with the respective RRSP agreement. Such revenues, however, may be reduced by discounts on the list price of an engine (known as concessions) and by so called "drag" payments. Drag payments are payments within an alliance, mostly to the alliance leader (typically the OEM), to compensate the alliance leader for costs incurred by the assumption of certain tasks for the benefit of the other alliance members, such as marketing. Generally, RRSPs are entered into for a specific engine platform and run for the lifetime of the engine platform. While OEMs command the largest share of RRSPs, engine module manufacturers typically have program shares of 5-30% (depending on the technology provided) and are responsible for the supply of technologically advanced engine modules. Component manufacturers typically deliver lower value added and less complex engine parts and usually have much lower program shares (less than 10%).

Profit margins on the sales of new engine platforms are usually low or negative (particularly at the beginning of a new program), owing to significant research and development costs and high concessions typically offered. Depending on the number of OEMs competing for the production of the aero engine for any given application, the size of the engine program and the number of orders, OEMs and their RRSP partners generally accept lower or negative margins on the sale of new aero engines to secure the spare parts business, which is the primary source of profitability in the commercial aero engine market. Spare part sales usually provide for high margins and have high barriers to entry, as most spare parts can only be sourced through OEMs, which in turn obtain the relevant parts from the module and component manufacturers that are RRSP partners or suppliers with respect to the engine platform. This is mainly a result of the necessary technological expertise possessed by manufacturers, OEM warranties on engines (which generally do not cover engines using generic components) and stringent airworthiness authority and OEM certification requirements.

The commercial MRO business is not as clearly connected to the new engine business as the spare parts business. This is because MRO licenses for commercial engine programs may be granted regardless of whether the provider for MRO services is providing spare parts for a particular engine program. Profit margins in the commercial MRO market are affected by economies of scale, with higher volumes of serviced engines resulting in lower capital and fixed costs per engine visit and a more efficient utilization of skilled labor.

The commercial MRO market can be divided into five segments: engine overhaul (we operate almost exclusively operate in this segment), line maintenance, component maintenance, airframe heavy checks and major airframe modifications. In each of these segments, MRO services are generally provided pursuant to three different types of arrangements: fixed price contracts, "time and material" contracts and "flight hour" or "Power by the Hour" agreements. Fixed price contracts are usually entered into for routine MRO work. Under "time and material" contracts, labor is paid on an hourly basis and spare parts are sold at list price plus a handling fee. "Flight hour" or "Power by the Hour" contracts are priced on estimated flight hours for the life of the contract as well as the estimated scope of required MRO services, with the customer making monthly payments to the MRO provider based on actual engine usage. Thus, this pricing model requires complex analysis of engine usage (including assumptions on shop visit rates).

Military aero engines

Similar to commercial aero engines, European military engines are developed mainly by alliances formed by OEMs, engine module manufacturers and component manufacturers, as for example the EJ200 engine (produced by the Eurojet consortium, consisting of Rolls-Royce, MTU Aero Engines, ITP and Avio). Such alliances are formed primarily for political reasons, and many countries rely on local manufacturers for the military equipment of their armed forces. In the case of exports, alliance members are generally required to make investments in the importing country, give business to local suppliers, facilitate imports to the country of the exporting alliance member and comply with other "offset" obligations.

In contrast to commercial aero engine platforms, only one engine is developed for a particular aircraft and the customers of military engines, usually one or more national governments, typically fund research and development costs incurred by manufacturers in connection with a new engine program. Toward the completion of the research and development phase, the manufacturer and the government typically negotiated the production price for an engine prototype, based upon an estimate provided by the manufacturer. This was usually done on a cost-plus basis, with the government making prepayments through the year in accordance with the manufacturer's cost estimates and, after a mutual assessment of the actual costs at year-end, an additional payment. Once an aero engine had been tested and approved, full production commenced in accordance with the customers' requirements. At this point in time, a price for the aero engine and its components was fixed for the delivery phase. The development and production of the TP400 engine (which will power the A400M transport aircraft), however, is not priced on a cost-plus basis. Rather, the price for the development and production of this engine is agreed prior to the launch of the engine program. Consequently, the profitability of military engine programs depends largely on the ability to develop and manufacture on a cost efficient basis, including the use of economies of scale and the ability to improve operating margins by reducing manufacturing cost over the life of the program.

As part of the initial contract to develop and manufacture a military engine, alliance members and customers negotiate terms for the aftermarket and associated support, including MRO services and training. Spare parts are sourced exclusively from alliance members, while the MRO and other support business, as far as they are not performed by national armed forces, have generally been awarded to the local alliance member.

OUR COMPANY

We are one of the world's largest aircraft engine module and component manufacturers by revenue, and the leading independent provider of maintenance, repair and overhaul ("MRO") services for commercial jet engines (by revenue). We also manufacture modules and components for key European military engine programs and, through our participation in alliances that produce military aero engines, are the major provider of military aero engines to the German Armed Forces. In addition, we provide dedicated aero engine MRO and support services for the German Armed Forces. Our business encompasses the entire life

cycle of an aero engine program, which is typically up to 40 years for commercial engines and generally longer for military engines. In addition to new engine components, we also provide spare parts and MRO services for commercial and military aero engines. Our products for the commercial aviation industry are found in almost all thrust and power classes for applications ranging from megaliner passenger aircraft, such as the new Airbus A380 and the Boeing 747, to large passenger aircraft, such as the Boeing 777, Airbus A330 and A320 family, and to regional and private business jets. According to Airclaims, as of December 2004 approximately 30% of all commercial aircraft were equipped with our modules and components. In the military sector, our products can be found in combat aircraft, such as the Panavia Tornado and the Eurofighter Typhoon, current and future transport aircraft programs, such as the Boeing C-17 and the Airbus A400M, and helicopters, such as the Eurocopter Tiger.

We believe that we have established a strong market position through our technological leadership, excellent product quality and highly regarded brand. As a module and component manufacturer, our primary customers, or engine partners, are the leading manufacturers of aero engines (known as OEMs), such as Pratt & Whitney and General Electric. In addition, we are a shareholder in International Aero Engines ("IAE"), the consortium including Rolls-Royce that produces the V2500 engine family, which commands a leading market share in its segment. Through our participation in alliances, we are the supplier of substantially all military aero engines used by the German Armed Forces, and the main external provider of military engine MRO services (including technical and logistic support and training) to the German Armed Forces. In addition, we provide commercial aero engine MRO services to more than 90 airlines from five continents.

We have more than 90 years of manufacturing experience in aircraft engines. Originally owned by BMW, we were a wholly-owned subsidiary of Daimler Benz and DaimlerChrysler from 1985 to the end of 2003, when we were acquired by funds managed by Kohlberg Kravis Roberts & Co., one of the world's leading private equity firms. Today, we operate in Europe, the Americas and, through joint ventures, Asia, and we had 7,417 employees as of December 31, 2004. For the year ended December 31, 2004, we had total revenues of approximately €1,918 million and EBITDA of approximately €214 million.

We operate our business through three main units: Commercial Business, Commercial MRO and Military Business.*

- *Commercial Business (45% of total revenues in 2004)*—We are engaged in the development and production of commercial aero engine modules and components for commercial engine programs and we produce and provide spare parts for such engine programs. In the commercial business, our focus is on low pressure turbines, high pressure turbine components and high pressure compressors. New engine sales and spare parts sales each account for roughly half of our revenues from our Commercial Business unit but spare part sales are the primary source of profitability. In 2004, most of the business unit's revenue from the sale of new engines came from the V2500, which is used in the Airbus A320 family, the PW2000 (Boeing 757 and Boeing C17), the PW4000 Growth (Boeing 777) and the CF6 engine series, which powers the Boeing 747 and 767 and the Airbus A300, A310 and A330. In 2004, we generated most of our spare parts revenue from the CF6 engine series and the PW2000, V2500 and JT8D-200 (Boeing MD-80) engines. In 2004, our Commercial Business unit had revenues of €879.9 million (before consolidation adjustments). Substantially all of the revenues from the sales of commercial aero engines and spare parts were generated under RRSPs, which allow us to participate in the commercial success of engine platforms. The remainder of our revenues resulted from supply agreements with OEMs and sales of other products and services.
- *Commercial MRO (30% of total revenues in 2004)*—At our engine repair and overhaul centers, the largest of which are located in Germany and China, we provide MRO services for a wide range of commercial aircraft engines. In addition to engines that are manufactured with the participation of our Commercial Business unit, such as the V2500 and the CF6 engine family, we also service engines that are manufactured without our participation. For example, we hold licenses for the widely used CFM56 engine series (used on the Boeing 737 and the Airbus 318, 319, 320 and 321) and the CF34 aero engine (the leading engine family in the regional jet sector). To expand our customer base, we have entered into a MRO joint venture with China Southern Airlines, the largest airline group by revenue in the Chinese

* Percentages of total revenues show business unit revenues before consolidation adjustments as percentages of total revenues before consolidation adjustments.

market, which is experiencing strong growth in passenger and cargo traffic. In 2004, our Commercial MRO unit had revenues of €575.9 million (before consolidation adjustments).

➤ *Military Business (25% of total revenues in 2004)*—We develop and produce military aero engine modules and components and manufacture related spare parts. We are a leading participant in joint European programs for the development and production of key military engine platforms, including the EJ200 engine for the Eurofighter Typhoon combat aircraft, the TP400 engine for the future Airbus A400M transport aircraft and the MTR390 engine for the Eurocopter Tiger helicopter. In addition, our Military Business unit provides military aero engine MRO services. We are the lead contractor for almost all aircraft engines of the German Armed Forces and, as part of our military MRO business, have been overhauling J79 (F-4 Phantom), RB199 (Panavia Tornado) and Tyne (Transall) jet engines for many years. We have signed agreements for the MRO work on the engines of Germany's Eurofighters. This work is performed in one of our facilities, in close cooperation with German Air Force personnel. In 2004, our Military Business unit had revenues of €495.7 million (before consolidation adjustments).

OUR MARKETS

We categorize the markets in which we are active into the following three segments:

➤ *Commercial aero engine market*—Four manufacturers dominate the commercial aero engine market: General Electric, Pratt & Whitney, Rolls-Royce and Snecma. Each of these OEMs typically enters into risk and revenue sharing partnerships ("RRSPs") with selected industrial partners, like us. In RRSPs, module and component suppliers participate in the cost of development and production of each individual engine program in return for a fixed portion of revenues from engine sales and to capture the spare parts business. Spare parts are the main source of profits in the commercial aero engine market, as new engines are typically sold with large concessions to encourage airlines to buy them. Spare parts sales typically provide for long-term revenue over the life of an engine program (usually up to 40 years) and, since spare parts sales are linked to the usage of existing aircraft, they are less volatile than engine sales, which are driven by new aircraft deliveries. While the commercial aero engine market has been adversely affected by the recent global economic downturn, the events of September 11, 2001, the outbreak of the severe acute respiratory syndrome, or SARS, and the war in Iraq, passenger and cargo traffic recovered in 2004. On the back of this recovery, with world international passenger traffic and global cargo traffic exceeding the previous peak traffic levels of 2000, industry-wide spare parts sales increased in 2004. In February 2005, AeroStrategy forecasted that global air traffic, measured by revenue passenger kilometers, would grow by at least 5% annually in the period from 2005 to 2009.

➤ *Commercial MRO market*—We are the sixth largest commercial aero engine MRO provider worldwide by revenue and the leading independent provider of commercial aero engine MRO services (we are neither affiliated with an OEM nor a commercial airline) by revenue. Our primary competitors are non-independents, such as OEMs and their affiliates and MRO operations of major airlines, such as Lufthansa Technik. Revenues from commercial MRO services are driven principally by passenger and cargo traffic volumes. However, a significant portion of MRO work is required at specific intervals imposed by aviation authorities and aero engine manufacturers, making revenues (on an industry-wide basis) less cyclical than revenues from the sale of new aero engines. Although the MRO market suffered following the events of September 11, 2001, we expect the MRO market to grow in the long term with fleet expansion and a continued recovery in passenger and cargo traffic. We also believe that the trend among commercial airlines to outsource their MRO operations will continue. AeroStrategy valued the global market for commercial aero engine MRO services to be $12.2 billion in 2004 and forecasts that this market will grow to $24.1 billion in 2014 for western-built jet aircraft with more than 35 seats.

➤ *Military aero engine and MRO market*—Due to the long-term and strategic nature of military procurement programs, the military aero engine market is more stable than the market for commercial aero engines. Defense budgets for military aircraft, which are primarily based on political considerations regarding armament procurement, drive the military aero engine business. Military MRO work, on the other hand, is principally a function of the usage of aircraft. Unlike the market for commercial aero engines, military markets are still highly national. Our focus is on Europe, and we, through our participation in alliances, are the supplier of substantially all military aero engines used by the German Armed Forces. However, we also supply (either directly or through alliances in which we

participate) products and services to other armed forces, including the armed forces of Australia, France, the United Kingdom, Italy, Saudi Arabia, Spain, South Africa, Turkey and the United States. We believe that new joint European aircraft programs, including the Eurofighter Typhoon combat aircraft, the Eurocopter Tiger attack helicopter and the A400M transport aircraft, will continue to be the key aircraft for engine programs in the European military aero engine market (both for new engines and, increasingly, for spare parts). In addition, we believe there is significant export potential for three engine programs, in which we participate, the EJ200, the TP400 and the MTR390. We provide aero engine MRO services to the German Armed Forces, in particular with respect to the RB199, EJ200 and J79 combat aircraft engines, the Tyne engine (which powers the Transall transport aircraft) and the T64 and RR250 helicopter engines. Due to the phasing-out of the Panavia Tornado (which is equipped with the RB199 engine), we expect the market for our military MRO services to decline. In the medium term, however, we believe that this decline will be partially offset by MRO work performed with respect to new EJ200 engines. We expect that a substantial percentage of aero engine MRO work currently performed by the German Air Force at German military facilities will be outsourced to us in connection with the "cooperative model." This model, pursuant to which we provide comprehensive MRO, logistical support and training services, has already been implemented with respect to the EJ200 engine program, and we are currently negotiating the extension of this model to other military engine programs.

OUR KEY STRENGTHS

We believe that the following are the key strengths of our business:

- *Strong market positions providing for future growth*—We have strong market positions in each of our segments, which we believe positions us well to drive the overall growth of our business. International air transport is a growth market—Airbus, Airline Monitor and Boeing all predict annual average passenger traffic growth in excess of five percent over the next 20 years. Airlines are increasingly focused on fleet standardization and investment in more fuel efficient, quieter aircraft to comply with environmental regulations and to reduce operating costs. We believe this will result in fleet upgrade and replacement, which will contribute to growth in new engine sales in the future. We believe that our commercial MRO business will also benefit from increasing air traffic levels and larger aircraft fleets.
  - *Leading provider of technologically advanced modules and components for new and established engine programs and important partner for all leading OEMs*—We are one of the world's largest manufacturers of aero engine modules and components by revenue. We participate in the development and manufacture of nine commercial engine programs, which represent a portfolio that is well balanced across the engine life cycle and almost all thrust ranges. We provide complex modules that are critical to an engine's performance, including low pressure turbines, high pressure turbine components and high pressure compressors, on major engine platforms. In addition, we believe we are the only non-OEM that manufactures entire modules for the core compressor portion of the engine. We closely cooperate with OEMs, in particular General Electric, Pratt & Whitney and Rolls-Royce, in the development and manufacture of key engine programs, such as the GP7000 (Airbus A380) and the V2500 (which is used in the Airbus A320 family) engine programs. We believe that we will benefit from the current and projected upturn in the commercial aero engine market through increased sales of new engines, thus increasing our large installed base and driving high margin spare parts revenues in the future. We continue to move towards a greater share of production and the assumption of more design responsibility in engine programs, as demonstrated on the PW6000 (Airbus A318) engine program, for which we are providing the low pressure turbine and the high pressure compressor.
  - *Leading MRO provider for commercial jet engines*—We are the sixth largest commercial MRO provider and the largest independent provider of MRO services for commercial jet engines worldwide by revenue. We believe that our strong market position, leading service quality and turn-around times, value-added repair capabilities, and our global presence enable us to generate new business opportunities which, in turn, are expected to lead to significant growth. In particular, we expect that this strong market position will allow us to benefit from the projected growth of Asian air traffic. In December 2002, we opened a facility in Zhuhai, China with our joint venture partner China Southern Airlines to enter this important market. We believe that this facility makes

us the largest western-based aero engine MRO provider in terms of shop visits in China. We hold MRO licenses for 18 aero engine programs and service engines for more than 200 customers (including 90 airlines) in all thrust and power classes from large commercial aircraft to private business jets, and we hold MRO licenses for industrial and marine gas turbines. Within the aero engine MRO market, the engine programs with respect to which we provide services as a whole are projected to grow at above market rates, which is mainly due to the relatively young age profile of these programs. As we expect commercial airlines to continue to outsource engine MRO activities and airlines increase the utilization of their aircraft, we believe our leading capabilities position us well to increase our market share.

- *High program share in European military engine programs*—We are a leading partner in key pan-European military engine programs, including the development and production of the EJ200 engine for the Eurofighter Typhoon combat aircraft, the TP400 engine for the future A400M transport aircraft and the MTR390 engine for the Eurocopter Tiger attack/escort helicopter. In addition, and partly through alliances in which we participate, we provide a full range of services to the German Armed Forces, from the development, manufacture and assembly of aircraft engines to maintenance, repair and overhaul. In 2002, we entered into an agreement (the "cooperative model") with the German Armed Forces, pursuant to which we provide more extensive aero engine MRO services, logistical support and training to the German Armed Forces, and we are currently in discussions with the German Ministry of Defense regarding the outsourcing of more aero engine MRO work to us. We believe that our participation in long-term military programs provides us with a strong technological base, and that we can transfer the technological know-how acquired in the typically customer-financed military business to commercial engine modules and components. There is also the opportunity for growth via exports with respect to certain engine platforms, as demonstrated by the order of 18 Eurofighter Typhoon aircraft (38 EJ200 engines) by Austria and the order of 48 MTR390 engines by Eurocopter on behalf of Australia as well as the cooperation agreement between Airbus Military and the South African government regarding the procurement of eight A400M military transport aircraft with TP400 engines. The military business also serves to mitigate some of the cyclicality of the commercial aero engines business.

- *Barriers to entry*—We develop and manufacture high technology aero engine modules and components, and we benefit from the fact that the aero engine module and component market in general is difficult to penetrate. There are significant barriers to entry, such as: (i) stringent certification requirements and necessary regulatory approvals; (ii) substantial upfront investments for the development of complex components for major aero engine programs and associated tooling and manufacturing capabilities; (iii) high technological expertise required, from the initial aerodynamic design phase, in which we provide important support to the OEMs, through to the completion of the engine modules and components in an increasingly precise and complex process; (iv) preference among aero engine manufacturers for suppliers and partners with proven industry know-how, experience and scale; (v) preference among governments to award national defense contracts to alliances in which national manufacturers participate; and (vi) the substantial cost, generally strong contractual restrictions and time delay to the aero engine manufacturers if they were to change suppliers or RRSP partners once a product design has been approved by their customers. In addition, only a limited number of aero engine module manufacturers, including us, have the necessary scale to participate as alliance partner in key engine programs.

- *Leading technology due to substantial investments in the past*—Despite a challenging commercial airline market since 2001, we have undertaken significant company-funded research and development and targeted capital expenditures during the period from 2002 to 2004, with €456 million invested in research and development and €287 million in capital expenditures, together representing approximately 12.2% of total revenues for that period. In addition, we conducted €218 million of customer-funded research and development over that period. Recent research and development spending peaked in 2003, as the GP7000 and the PW6000 reached the peak of their development effort, decreased in 2004, and is anticipated to decrease further over the next few years as modules for these and other engines move from development to production. We believe that our previous substantial investments in research and development and substantial capital expenditures have helped us to further our reputation as a leading manufacturer of aero engine modules with a reputation for technological leadership and high quality. We have developed benchmark technology for military and commercial

applications, including turbines and low and high pressure compressors for the RB199 (Panavia Tornado) and EJ200 (Eurofighter Typhoon) and the PW6000 (Airbus A318) aero engines. We received the 2002 Innovation Award of the German Industry for the development of the high pressure compressor for the PW6000 aero engine.

- *Balanced product portfolio with visibility on cash flow potential*—We believe that our aero engine portfolio is well balanced between (i) mature engine programs, which generate strong revenues and cash flows from the steady and predictable, and hence profitable, sale of spare parts, such as the CF6-80 engine family and the PW2000, (ii) growth programs, which generate both substantial new engine sales as well as increasing spare parts revenues, such as the V2500, and (iii) younger engine platforms with strong growth potential, such as the GP7000. In addition, the installed base of engine programs in which we participate has a lower average age and park rate compared to the industry average, which we believe should make our fleet less sensitive to industry cycles and also provide significant future growth potential as these engines age and generate demand for spare parts. Our strong order backlog for new aero engine modules and components, which amounted to approximately €3.4 billion as of March 31, 2005, underlines the visibility on future revenues.
- *Experienced management team focused on improving operational efficiency*—We have a highly experienced management team, led by Chief Executive Officer Udo Stark. Our executive team (Udo Stark, Reiner Winkler, Dr. Michael Süß and Bernd Kessler) has many years' experience in advanced manufacturing, engineering and aftermarket industries. Despite a difficult market environment over the last three years, our management was able to maintain sales and step up the development effort of new programs. In addition, our management was able to significantly improve productivity and gross margin, and plan to continue to pursue specific efficiency programs in the future.

OUR BUSINESS STRATEGY

The key components of our strategy are as follows:

- *Execute on potential of existing engine programs*—we have made significant development expenditure and financial investment into our current portfolio of commercial and military engine modules. Our main strategic priority is to ensure that we now and in future maximize our financial returns from these various engine programs. Our participation in the V2500 engine is currently a major contributor to our revenues through the sale of new engine modules, spare parts and the provision of maintenance services. We intend to optimize and improve our manufacturing and maintenance processes to ensure that we generate improving profit margins as the volume of spare parts sales and maintenance services increase as expected over the next few years. Another priority is to successfully launch the new engine programs for which we have made substantial development expenditure and investments in recent years. We expect the GP7000 engine for the new Airbus A380 to be our most significant engine program in the years ahead. As of the end of 2004, the GP7000 captured 56% of firm orders for the A380, and we expect its entry into service in 2006. Also in 2006, we expect the PW6000 engine to be ready to enter into service on the Airbus A318. On the military side, the EJ200 program entered full production in 2003, and accounted for 38% of our revenue from sales of military engines and related services in 2004.
- *Leverage latest technology on new platforms*—We have invested heavily in advanced high compressor technology in recent years, and intend to utilize this capability with respect to new engine programs, and thereby selectively increase our program share. We are currently in discussions with our partners in IAE regarding the successor program to the V2500 engine and believe that expertise gained from development of technology for the PW6000 will assist us in our discussions. On the military side of the business we are currently in the development phase for the TP400 engine, where we have responsibility for the intermediate pressure turbine and compressor, and the digital engine control unit ("DECU"). Our significant experience in compressor and DECU technology gained on previous military programs should enable us to deliver an advanced solution that meets specified customer requirements. In addition, we intend to further optimize our product and process technologies.
- *Profitably grow our Commercial MRO business*—Over the last few years we have devoted significant management resources to rationalizing and repositioning our MRO operations. As a result, we believe that this business is well positioned to improve its profitability, experience strong growth and to increase its market share. Our strategy is to be and improve our position as the premier independent

supplier of MRO services and competitive alternative to the OEM maintenance providers. We aim to win new MRO customers and expand our market share in Asia and the Americas. To this end, we formed a joint venture with China Southern Airlines to access the Chinese market, which was forecasted by AeroStrategy in February 2005 to be the fastest growing market over the next 20 years with the youngest aircraft fleet worldwide. We also intend to expand the scope of our MRO business by developing and offering advanced parts repair processes and marketing these processes to third parties, and by moving into the accessory business (including, for example, fuel pumps and distributors).

- *Take advantage of export opportunities for Military Business*—With respect to our military business, through the alliances in which we participate, we intend to capitalize on the significant export potential for some of our engine programs, such as the EJ200, the TP400 and the MTR390. To date, export orders have already been placed by the armament procurement agency of Austria for the Eurofighter Typhoon (which is equipped with the EJ200 engine) and by the Australian armament procurement agency for MTR390 engines. At the end of April 2005, Airbus Military and the South African government entered into a cooperation agreement regarding the procurement of eight A400M military transport aircraft with TP400 engines.
- *Continue to improve operating efficiency*—We have established a defined set of measures and initiatives, such as our Impact 100 program, to further improve our operating efficiency and profitability. As part of this strategy, we have reorganized the operations at our facilities in Munich and Hanover in Germany, and we have completed the restructuring of our Canadian operations. In addition, we are planning to further improve our operating efficiency over the next few years through the implementation of programs aimed at reducing overhead, operating costs and capital expenditure and improving working capital and supply chain management. We continuously seek to improve existing manufacturing processes to gain increased efficiencies and cost improvements, and we expect our future financial performance to improve as a result of these actions.

OUR PRINCIPAL PRODUCTS AND SERVICES

We focus on the development and manufacturing of technologically advanced and highly complex engine modules and components, such as low and high pressure compressors and low pressure turbines for all thrust and power categories. In addition, we provide MRO services to operators of commercial and military jet engines and operators of industrial and marine gas turbines.


High pressure compressor
High pressure turbine
Fan
Low pressure compressor
Combustion chamber
Low pressure turbine

The operation of a typical jet engine can be summarized as follows:

- Low and high pressure compressors consist of a series of bladed disks that rotate at high speeds. They compress large volumes of air that are ingested by the engine's fan and force the air into the combustion chamber under high pressure.
- In the combustion chamber, fuel is injected and mixed with the compressed air, and the fuel-air mixture is continuously burned. The resulting heat expands the gas to a multiple of its volume, causing it to

escape from the combustor into the turbines (high pressure turbine, low pressure turbine) at high pressures and velocities. In the turbine, the energy of the gas is converted into mechanical energy.

- The mechanical energy generated by the turbines (high pressure turbine, low pressure turbine) drives the compressors and the fan. The fan, together with the "jet" of exhaust gases resulting from the combustion process, produces the thrust powering the aircraft. A turbine must be capable of withstanding very high stresses, such as extreme gas temperatures and centrifugal forces of several tons.

Commercial aero engine programs

Our modules and components for commercial aero engines can be found in almost all thrust and power classes for applications ranging from wide-body to narrow-body aircraft. We estimate that currently 30% of commercial aircraft are equipped with our engine modules or components. According to data compiled by Airclaims, as of the end of 2004 the active fleet of engines equipped with our modules and components totaled 10,400 (including 528 PW2000/F117 engines for C-17 military transport aircraft). Airline Monitor forecasts our active fleet to grow to 12,146 engines by 2009 (excluding military and special applications).

The following table provides an overview of our participation in major commercial aero engine programs. We are a partner in each of the RRSPs that develop and manufacture these engines, and we hold significant stakes in most of these programs.

Engine	Aircraft	Partners	Our components	Program share	Entry into service
GP7000	Airbus A380	General Electric, Pratt & Whitney, Snecma, Techspace Aero	Low pressure turbine, turbine center frame, high pressure turbine components	22.5%	2006 (expected)
PW6000	Airbus A318	Pratt & Whitney	Low pressure turbine, high pressure compressor	18% (high pressure compressor); preferred supplier for low pressure turbine	Ready for entry into service in 2006 (expected)
PW4000 Growth	Boeing 777	Pratt & Whitney, Avio, Volvo Aero, MHI	Low pressure turbine	12.5%	1995
V2500	Airbus A319, 320, 321, Boeing MD-90	Pratt & Whitney, Rolls-Royce, Japanese Aero Engines Corp.	Low pressure turbine	11%	1988
PW2000	Boeing 757, C-17	Pratt & Whitney, Avio, Volvo Aero	Low pressure turbine, turbine exit casing, high pressure turbine disks	21.2%	1984
JT8D-200	Boeing MD-80	Pratt & Whitney, Volvo Aero	Components for high and low pressure turbines	12.5%	1984
CF6 series	Airbus A300, 310, 330, Boeing 747, 767, MD-11	General Electric, Snecma, Volvo Aero, Avio, IHI	Components for high and low pressure turbines and compressors	9.1% (CF6-80C); program shares with respect to other CF6 engines cannot be disclosed due to confidentiality obligations	1973
PW300 family	Learjet 60, Cessna Sovereign, Hawker 1000, Gulfstream 200, 328JET, Dassault Falcon 7X	Pratt & Whitney	Low pressure turbine	25% (PW305/306) 15% (PW307)	1991-2004; Dassault Falcon 7X in 2007 (expected)
PW500 family	Cessna Bravo, Cessna Excel	Pratt & Whitney	Low pressure turbine	25%	1996-1997

Large passenger and other aircraft

GP7000 (under development). With more than 260 firm orders for installed engines as of the end of 2004, representing a share of 56% of aero engines on the new Airbus A380 fleet, we believe that the GP7000 will become one of our most significant commercial engine programs in the years ahead. Commercial airlines that have ordered GP7000 engines for their fleet include Air France, Emirates and Federal Express.

PW6000 (under development). We currently expect the first PW6000 engines to be ready for entry into service in 2006. We believe that the PW6000 engine program and the high pressure compressor technology developed in connection with this engine will contribute to our future growth.

PW4000 Growth. As of the end of 2004, the PW4000 Growth had an active fleet of 274 engines, representing approximately 30% of engines on the Boeing 777. In addition, there was an order backlog with firm orders for 56 new engines at that point in time. End customers of PW4000 Growth engines include United Airlines, All Nippon Airways, Japan Airlines, Korean Air, and Air China.

V2500. We expect the V2500 program will remain one of our most important engine programs for years to come, both in terms of new engine sales, with firm orders for 934 engines as of the end of 2004, and spare parts and commercial MRO business, with an active fleet of 2,112 engines as of the end of 2004. At present, we are in negotiations with our partners regarding our participation in the development of a successor engine for narrowbodies. Commercial airlines that have installed V2500 engines on their fleet include United Airlines, America West Airlines, Jet Blue Airways, British Airways and Indian Airlines.

PW2000. With 1,362 active engines as of the end of 2004, the PW2000 engine and its military sister, the F117 engine, continue to contribute substantially to our spare parts business. PW2000 engines can be found on the fleets of United Airlines, Delta Airlines, Northwest Airlines, Song, UPS Airlines and other commercial airlines. Although the final assembly line for the Boeing 757 was closed in 2004, the F117 is still being produced for the C-17 military transport aircraft (208 firm orders for installed engines as of the end of 2004).

JT8D-200. The JT8D-200 is the second best selling engine program in which we have participated to date. Although the delivery of new JT8D-200 engines has been discontinued, about 90% of the engines originally delivered were still in service, with an active fleet of 2,156 engines, as of the end of 2004. End customers of the JT8D-200 engine include American Airlines, Delta Airlines, Alitalia, SAS and Aeromexico.

CF6-80. With approximately 3,030 active engines as of the end of 2004, the CF6-80 series is the best-selling commercial engine program in which we have participated to date, and it is an important source of revenue from commercial MRO services and spare parts. The latest version of the CF6-80 engine family, the CF6-80E, is currently sold for the Airbus A330. Commercial airlines that have installed CF6-80 engines on their fleet include Japan Airlines, all Nippon Airways, American Airlines, Federal Express, KLM and Air France.

Private business jets

PW300/500. We believe that the PW300 engine family, with an active fleet of 974 engines as of the end of 2004, and the PW500 engine family, with an active fleet of 1,396 engines as of the end of 2004, are among the most successful engine programs for business jets. While both engine families generate revenues from spare part sales and MRO business, we expect further growth from the PW300 engine family with new versions of this engine entering into service over the next two years.

Industrial gas turbines

LM Series. We also produce industrial gas turbines, which are derived from aero engine programs. We are party to an RRSP agreement with General Electric for the production of the LM6000 gas turbine, a derivative of the CF6-80C, and we hold supplier contracts for the LM5000 gas turbine, a derivative of the CF6-50, and the LM2500/2500+, a derivative of the CF6-6.

Commercial MRO

Based on information provided by AeroStrategy, the commercial aero engine MRO market can be divided into five segments: engine overhaul (34% of the market by revenue), line maintenance (23%), component maintenance (21%), airframe heavy checks (14%) and major airframe modifications (8%). We almost exclusively operate in the engine overhaul market. We aim to differentiate ourselves in the market by tailoring the MRO process to the requirements of our customers, which improves the reliability of engines and offers greater control over costs. According to the agreed work scope, the engine is disassembled once it arrives at our facilities and the engine's modules and components are cleaned and inspected. Engine parts are then repaired or replaced to the extent necessary and in compliance with the customer's requirements,

before the engine is reassembled, tested at our facilities and shipped back to the customer. The entire overhaul process is focused on quality, cost, turnaround time and the agreed delivery date. Apart from engine overhauls, we also provide "aircraft on ground" services on site in the event of engine failures. In addition, we lease engines to customers to help our customers reduce their spare engine stocks and related costs. We also offer continuous on-line engine monitoring services which allow us to monitor the status of an engine and its components in real time, thus enabling us to provide our customers with more accurate forecasts as to the timing of necessary shop visits and engine repairs. As part of our "Total Engine Care™" program, we offer our customers all-encompassing aero engine overhaul services around the world and at any time.

We operate a global network of aero engine MRO facilities. We are the leading MRO provider with respect to the V2500 engine family by revenue and the leading independent provider, by revenue, of MRO services for the CF6-50/-80C2 engines and the PW2000 engine. Our largest facility and center of excellence for mid-sized and large engine MRO services is based in Hanover, Germany. We overhaul CF6-50/-80C2, V2500, CFM56-7, and PW2000 engines at this facility. Our second largest facility is based in Berlin-Brandenburg, Germany. This facility focuses on the overhaul of small aero engines for regional and business jets, as well as the maintenance of industrial and marine gas turbines. At this facility we also perform MRO contracts sold by Pratt & Whitney Customer Service Center Europe, our joint venture with Pratt &Whitney Canada, which exclusively markets our joint MRO capabilities to all customers in Europe, the Middle East and Africa. In December 2002, we established MTU Maintenance Zhuhai in China, our joint venture with China Southern, China's largest commercial airline group. We commenced operations at MTU Maintenance Zhuhai in February 2003. At present, this facility is focused on MRO services for CFM56 and V2500 engines. Other locations include an MRO facility in Vancouver, Canada, (focusing on CF6-50 and CFM56-3 engines) and our joint venture with Lufthansa Technik in Malaysia (focusing on the repair of turbine blades for CF6, CFM56 and V2500 engines), as well as a sales office in Brazil.

Based on market data published by AeroStrategy, the licenses we hold provide us with access to approximately 63%[(1)] of the worldwide aero engine MRO market in terms of revenue. Among other engine programs, we provide aero engine overhaul services for the CF6-80C2 engine, the largest program in the world in terms of revenue from MRO services, and for the CFM-56 engine family, the largest aero engine family, with markets which AeroStrategy valued to be in excess of $1.7 billion for the CF6-80C2 engine and $3.1 billion for the CFM-56 engine family in 2004. In addition, we overhaul CF6-50, V2500, PW2000, CF34-3, JT15D, PW200, PW300 and PT6A aero engines as well as LM2500, LM5000 and LM6000 industrial and marine gas turbines. In the future, we also intend to provide MRO services with respect to CF34-8, CF34-10, PW500, GP7000 and PW6000 engines.

AeroStrategy estimated the commercial aero engine overhaul market to be $12.2 billion in terms of revenue in 2004, and forecasts this market to grow at a compound annual growth rate of 9.1% to $24.1 billion in 2014. We believe we will benefit disproportionately from this growth, as AeroStrategy forecasts the market share of the engine programs for which we hold licenses to increase from $7.6 billion of revenue in 2004 (63% of the total market) at a compound annual growth rate of 8.1% to $16.5 billion of revenue in 2014 (68% of the total market).

(1) Based on revenue generated in 2004 from MRO services worldwide (excluding Russia) for engines of western built aircraft with more than 35 seats.

Military aero engine programs

The following table provides an overview of our participation in key military aero engine programs. We are a member of each of the alliances that develops and manufactures these engines, and we hold significant stakes in each program.

Engine	Aircraft	Partners	Our components	Program share	Entry into service
TP400	A400M Tactical Transport Aircraft	Rolls-Royce, Snecma, ITP	Intermediate pressure ("IP") compressor, IP turbine, IP shaft, engine control unit (with Snecma)	22.2%	2009 (expected)
MTR390	Eurocopter Tiger	Rolls-Royce, Turbomeca	Combuster, high pressure turbine, related accessories	41% (MTR390-2C)	2004
		ITP (MTR390-E)		33% (Memorandum of understanding with respect to the MTR390-E)	2010 (expected)
EJ200	Eurofighter Typhoon	Rolls-Royce, Avio, ITP	Low and high pressure compressors, electronic controls	30%	2003
RB199	Panavia Tornado	Rolls-Royce, Avio	Medium and high pressure compressors, external wheelcase, intermediate pressure turbine, intermediate casing, thrust reverser, bypass duct, engine control	40%	1979

TP400. To date, 180 A400M aircraft with 720 TP400 engines have been ordered by the air forces of Germany, France, the United Kingdom, Turkey, Spain, Belgium and Luxembourg. Our Ludwigsfelde facility (Berlin-Brandenburg) has the exclusive responsibility for the final assembly of all 720 TP400 engines. The first flight of the A400M is expected for 2007. According to the current delivery schedule, A400M aircraft will be delivered to the customers between 2009 and 2021. We see significant potential for additional TP400 engine sales, in particular due to the requirement of replacing ageing C-130 Hercules military transport aircraft. South Africa is the first export customer (eight A400M transport aircraft). Other potential export customers are Australia, Saudi Arabia, Canada, Sweden and Norway.

MTR390. Procurement contracts for 342 MTR390 engines were awarded by the military procurement agencies of Germany and France, and the first MTR390 engines have already been delivered. We believe that the MTR390 engine has significant export potential. At the beginning of 2004, Eurocopter ordered 48 engines on behalf of Australia. The armament procurement agency of Spain has entered into an agreement for development activities with respect to a more powerful version of the engine, the MTR390 Enhanced. We expect Spain to order 52 of these engines for a new model of the Eurocopter Tiger. In connection with the procurement of a new attack helicopter by the armed forces of Turkey, we expect the Eurocopter Tiger with the MTR390 engine to be considered as one of the key candidates by the Turkish armament procurement agency, which is currently expected to order up to 30 helicopters as part of a potential order for a total of 91 helicopters. Other potential export customers for the Tiger are Sweden and Finland. In addition, the armament procurement agency of South Korea is considering the MTR390 for its helicopter program.

EJ200. The EJ200 engine program is our largest military engine program, currently accounting for approximately 38% of revenues from military engine sales. The Eurofighter Typhoon is being produced and delivered in three tranches for the armed forces of Germany, the United Kingdom, Italy and Spain. The procurement schedules are as follows:

- Tranche 1: purchase order issued and funds allocated for 148 aircraft and 363 aero engines; engine delivery expected to be completed in 2006;

- Tranche 2: purchase order issued and funds allocated for 236 aircraft and 519 aero engines; engine delivery expected from early 2007 to 2012; and
- Tranche 3: framework agreement signed but no funds allocated for 236 aircraft and 500 aero engines; engine delivery planned from 2012 to 2016.

Procurement with respect to Tranche 3 is subject to final governmental approvals and purchase orders may be postponed, or plans for the purchase of aircraft may be cancelled for budgetary or other reasons. See "Risk Factors—Military Business—A decline in German or other European defense budgets, changes in funding priorities, or delays in aircraft production relating to the programs in which we participate may adversely affect our sales of engine modules and components used on military aircraft and the market for military aircraft and may reduce our revenues and increase our costs."

We believe that the EJ200 engine has significant export potential. Firm orders for 18 Eurofighter Typhoon aircraft have been placed by the Austrian Armed Forces in 2003. With respect to these aircraft, Eurofighter ordered 38 EJ200 engines (including two spare engine) in 2004. Other potential export customers for the Eurofighter Typhoon are Greece, Switzerland and Norway.

RB199. The RB199 has been one of our most significant engine programs in terms of revenue from engine sales over the past three decades. In total, 2,504 RB199 engines were delivered to the armed forces of Germany, the United Kingdom, Italy and Saudi Arabia. Since the production of this engine ceased in 1998, our activities have focused on the supply of spare parts, MRO, engineering and logistic support. The RB199 represents a major source of revenue from spare parts sales and MRO.

Military MRO

We have been providing MRO services for key military aircraft engine programs for many years, such as the J79 (F-4 Phantom), Tyne (Transall) and the RB199 (Panavia Tornado) jet engines and the T64 and RR250 helicopter engines, and we recently entered into agreements for MRO services with respect to the EJ200 engine (Eurofighter Typhoon). Apart from engine repair and overhaul, the services we provide also include engineering and logistic support, on-site support, training of military personnel and supply chain management. We offer these services to the German Armed Forces and other customers of our military MRO services, and we expect the trend towards the outsourcing of MRO and related services by national armed forces to continue.

The RB199 engine accounted for the largest share of our revenues from military MRO services in 2004. With the reduction of the German Tornado fleet and the increase in Eurofighter aircraft flown by the German Armed Forces, we expect the EJ200 to become our top military MRO program in terms of revenues. We also expect further growth from the TP400 and MTR390 engine programs.

Other products and services

We provide products and services outside of our core markets. These markets include the industrial and marine gas turbine market and the engineering and technology services markets for the aerospace and the automotive industry. In addition, we also provide engineering services for information and communications technology. Our customers value our experience and expertise in the aircraft engine and components industry.

CUSTOMERS

While the ultimate customers of our Commercial Business largely comprise major commercial airlines and cargo operators, such as American Airlines, Delta Airlines, United, Japan Airlines, Lufthansa and Alitalia, and the end customers of our Military Business are armament procurement agencies, because we rely on alliances for the majority of our business, our primary customers include our partners in RRSPs and other alliances. Among these, our largest customers are leading OEMs, such as General Electric and Pratt & Whitney. Our five largest customers in the year ended December 31, 2004 were General Electric, Pratt & Whitney, IAE (consisting of Pratt & Whitney, Rolls-Royce, Japanese Aero Engines Corp. and MTU Aero Engines), Eurojet Turbo GmbH (Rolls-Royce, MTU Aero Engines, Avio and ITP) and Turbo-Union, Ltd (Rolls-Royce, MTU Aero Engines and Avio). These customers accounted for approximately 18%, 17%,

12%, 10% and 7%, respectively, of our total revenue from sales and services, or 64% of our total revenue from sales and services for that period.

In addition to our alliances with leading OEMs, we have strong relationships with the ultimate customers in the commercial MRO business. These include major passenger and cargo airlines, such as China Southern Airlines, Atlas Air, Air Canada, America West Airlines, Indian Airlines and Hapag Lloyd Flug, and leasing companies, such as ILFC.

In our military business, through our consortia we are the leading supplier of aircraft engines and spare parts to the German Armed Forces. In addition, we provide external aero engine MRO services to the German Armed Forces. We (directly and through alliances in which we participate) also provide products and services to other armed forces, including the armed forces of the United Kingdom, Italy, Saudi Arabia, France, the United States, Spain, Turkey and Australia.

SUPPLIERS

We have well-established and long-standing relationships with most of our suppliers. Our largest suppliers during the last fiscal year were IAE, General Electric, Leistritz Turbomaschinen Technik GmbH and Aerotech Peissenberg GmbH & Co. KG.

In the year ended December 31, 2004, our largest suppliers for purposes of commercial and military aero engine manufacturing were Leistritz Turbomaschinen Technik GmbH and Aerotech Peissenberg GmbH & Co. KG, who together represented approximately 30% of our supplier volume for engine manufacturing, based on our estimates. Leistritz Turbomaschinen Technik GmbH is a supplier of compressor airfoils and Aerotech Peissenberg GmbH & Co. KG is a supplier of finish-machining disks, rings and other forged parts.

Our largest suppliers for commercial MRO during the last fiscal year were IAE and General Electric, who mainly provided us with spare parts for aero engine MRO activities and with whom we have agreements which provide us with licenses to use their processes in servicing engines. We purchased approximately 42% of our supplier volume for commercial MRO from IAE and General Electric in 2004, based on our estimates.

All of our main suppliers are sole-source providers for the components or parts that are their responsibility, with the exception of certain key components that are double-sourced for risk mitigation purposes. There are no alternative suppliers for spare parts from General Electric and Pratt & Whitney. In most cases, alternative sources of materials and components are available, but only with the incurrence of additional costs and delays to our production schedules. However, due to the highly specialized nature of products supplied to us, the relationship with some of our suppliers is one of mutual dependency. See "Risk Factors—General—Any significant disruption in our supply from key vendors could delay production and adversely affect our sales."

COMPETITION

Commercial aero engines, engine modules and components and spare parts

Competition in the market for commercial aero engines, engine modules, engine components and spare parts is intense, with competition primarily based on technological innovation, efficiency, quality and price. Our commercial engine modules, components and spare parts business is primarily affected by two types of competition: first, the aero engine programs in which we participate face competition from other engine programs for installation on aircraft. For each commercial aircraft, generally two OEMs are selected by the airframer to design, develop and certify an engine platform, and it is not uncommon that customers are able to select between two or, in some cases, three different engines for an airframe. Accordingly, the success of our business depends on the ability of our OEM partners to win business from commercial airlines, cargo operators and corporate customers. Second, we face competition for the involvement in aero engine programs, both from the OEMs themselves, who may choose to source components in-house, and from other engine module and component manufacturers, some of which are highly specialized and may offer a directly competing technology. With respect to spare parts, we face increasing competition from suppliers of Parts Manufacturer Approval, or "PMA," parts, generic parts that are identical in design and functionality

to original parts and approved for use through certification by the U.S. Federal Aviation Administration (the "FAA"). We currently do not see our business as a whole materially affected by competition from PMA parts manufacturers. However, PMA parts manufacturers have been successfully competing for our spare parts business with respect to individual, typically more mature, engine programs, such as the CF6 engine series. We may face increasing competition from PMA parts manufacturers in the future, but we believe that we, together with our partners, the OEMs, will be able to successfully compete for spare parts business, for example through the development of spare parts with improved properties, an attractive pricing policy with respect to spare parts sales, the offering of products and service packages (including in cooperation with our partners in RRSPs and other alliances), and warranties on engines and our spare parts. According to AeroStrategy, PMA parts sales, which accounted for approximately $150 million, or 2%, of $7.4 billion of global spare parts sales for commercial jet engines in 2003 (excluding Russia), are forecasted to double or triple ($300 to $450 million) by 2008.

We face increasing competition from Designated Engineering Representative ("DER") repair processes that are approved by the FAA. DERs are independent specialists that are approved by the FAA and develop repair processes for engine parts. According to data compiled by AeroStrategy, DER repairs accounted for approximately $450 to $500 million, or 4%, of the $12.2 billion global commercial engine MRO market in 2003 (excluding Russia).

We believe that we are one of the largest commercial aero engine module and component manufacturers in terms of worldwide revenue. Our largest competitors in this market are the major OEMs, Pratt & Whitney, General Electric, Rolls-Royce and Snecma. Other key competitors include Avio, ITP, Volvo Aero and a number of Japanese companies (IHI, Kawasaki Heavy Industries and Mitsubishi Heavy Industries).

Commercial MRO

Competition in the commercial aero engine MRO market is intense, with competition based on technological capability, process, experience, quality, turn-around time and price. In addition, competition is affected by OEMs' warranties on engines and the different types of MRO service agreements. See "—Overview—Commercial aero engines."

The commercial aero engine MRO market is dominated by the leading OEMs, General Electric, Pratt & Whitney and Rolls-Royce, and the in-house MRO operations of major airlines, such as Lufthansa Technik, Air France/KLM, Delta Techops and United Services. Most airlines, however, especially low cost carriers, start-ups, charter and freight operators traditionally outsource their aero engine MRO operations to aero engine manufacturers, the aero engine MRO operations of other airlines and independent suppliers of MRO services, such as us, in an effort to reduce their costs and focus on their core competencies.

GE Engine Services is the leading supplier of commercial engine MRO services, followed by Lufthansa Technik, which provides aero engine MRO services to Lufthansa and other airlines across a broad range of platforms. According to data compiled by AeroStrategy, we are the leading independent company (by revenue) among the remaining providers of aero engine MRO services. We are the sixth largest provider of commercial MRO services by revenue and the leading independent company in this market (by revenue). We are mainly focused on the platforms for which we manufacture engine components, but we also hold licenses that allow us to provide MRO services for the CFM-56 engines, the leading engine family in terms of MRO revenues, as well as for the CF-34 engine.

We believe we offer a competitive and high-quality service to our customers, evidenced by relatively fast turnaround times for large engines, which is facilitated by our flow-line process layout for the disassembly, repair and overhaul and final assembly of engines, our significant in-house engineering and repair capabilities and industry-leading operational benchmarks, resulting in improved reliability of aero engines serviced by us and greater predictability of shop visits.

Military business

In Europe, many military aircraft and aero engine programs are multinational projects, with manufacturers from a number of nations to spread the costs and risks associated with such programs. Military aircraft engines are generally developed and manufactured by alliances consisting of OEMs and engine component manufacturers from the participating nations. The governments of the participating nations, through their

respective armament procurement agencies, subscribe for a certain number of aircraft and aero engines with an alliance, through which the work is allocated among the various alliance members. Although the governments of most European countries allow foreign companies to participate in any contract auctions and consortia, they often establish selection criteria linked to their economic interests, such as employment and local investments. As a result, the European military aircraft and aero engine market tends to favor national manufacturers. National manufacturers only face limited or no competition in their home countries, and program shares of national alliance members tend to reflect such member's country's procurement volume. A number of European military aero engine programs were structured to include multiple manufacturers from different participating nations.

As a German company, we (directly or through alliances in which we participate) are the supplier of substantially all military aero engines used by the German Armed Forces. Our only noteworthy competitor on a national level is Rolls-Royce Deutschland, whose volume of business is substantially lower than ours. Similarly, Snecma (France), Avio (Italy), Volvo Aero (Sweden), Rolls-Royce (U.K.) and ITP (Spain) are the suppliers of choice of the armed forces in their respective home countries.

Military MRO services are generally performed in-house by the respective armed forces or externally through local partners. As national armed forces increasingly focus on cost reduction, there is a trend towards the outsourcing of MRO and related services, such as testing of equipment and training of military personnel, to external service providers. As part of this development, we entered into an agreement with the German Luftwaffe in February 2002 for joint aero engine MRO operations at our facilities in Munich. We see this agreement, under which we will provide MRO services with respect to EJ200 engines (in addition, we will be responsible for the final assembly of the engines at our facilities), as a model for future cooperation with the German Armed Forces, and we are currently in discussions with the German Armed Forces regarding the expansion of our cooperation in the field of military MRO.

RESEARCH AND DEVELOPMENT

We believe that we are one of the most technologically advanced manufacturers of aero engine modules, with a reputation for high quality. We are recognized for our compressor and turbine technology, and we received the 2002 Innovation Award of the German Industry for the development of the high pressure compressor for the PW6000 aero engine. We have developed benchmark technology for military and commercial applications, including turbines and low and high pressure compressors for the RB199 (Panavia Tornado) and EJ200 (Eurofighter Typhoon) and the PW6000 (Airbus A318) aero engines. Our research and development program focuses on compressor and turbine technologies, as well as advanced engine control and monitoring systems.

Our total expenditures for research and development amounted to €233 million in 2004, €228 million in 2003 and €214 million in 2002 (in each case, including customer-financed research and development). Our research and development activities with respect to our commercial business are primarily funded by ourselves, whereas our customers bear the majority of the costs for research and development in connection with our military business. Customer-funded research and development expenditures related to technology and commercial and military engine programs were €77 million in 2004, €56 million in 2003 and €85 million in 2002. Company-funded research and development expenditures were €156 million in 2004 (approximately 8.1% of revenues), €171 million in 2003 (approximately 8.8% of revenues) and €129 million in 2002 (approximately 5.9% of revenues).

The increase in company-funded research and development expense in the period from 2001 to 2003 is related to our development of two important new engine programs, the GP7000, which we believe will be an important revenue driver over the medium to long term, and the PW6000, for which we developed complex high pressure compressor technology. These two programs accounted for €123 million, approximately 72%, out of €171 million of our total company-sponsored expenditures for research and development capitalized in 2003. Company-funded research and development expenditures decreased significantly in 2004 as these programs near the end of their development phase, and we anticipate that such research and development spending will decrease further over the next few years.

Research

We concentrate our research activities on the preliminary specifications of future commercial or military products. Our research efforts are based on medium-term plans, which are reviewed and adjusted on an annual basis.

The main external sources of financing with respect to research expenditures for commercial aero engine programs are the German Ministry of Economics through its *Luftfahrtforschungsprogramm* and the European Commission through its Framework Program for joint research programs. Other external sources of financing for research expenditures related to commercial aero engine programs are the German Ministry of Education and Research and the regional governments of the German states in which we operate. We receive financial support with respect to research expenditures related to military aero engines from the German Ministry of Defence.

Our research projects are conducted in close cooperation with leading national and international aerospace academia and research institutions. We have established research alliances with universities related to compressor, turbine and manufacturing technologies and work closely with DLR, the German Aerospace Research Center, on topics like advanced materials and computational fluid dynamics.

At present, we are involved in the following research programs:

JTDP (Joint technology demonstrator program). Technology demonstration program in partnership with Pratt & Whitney, which is based on a PW6000 engine for validation of component technologies for the high pressure compressor and the low pressure turbine for future narrow-body engine programs.

ATFI (Advanced turbo-fan integrator). Technology demonstration program in partnership with Pratt & Whitney Canada with respect to component technologies for high pressure compressors and low pressure turbines with transmission-fans for the use in, for example, regional jet engines.

CLEAN (Component validator for environmentally-friendly aero-engines). European Union program in cooperation with Snecma, Volvo Aero and Avio. Demonstrator engine test to validate a high speed low pressure turbine (potential applications include the PW800 and the V2500 successor) and a recuperator for future low emission engine configurations.

VITAL (Environmentally friendly aero-engine). European Union program in cooperation with Snecma, Rolls-Royce, Volvo Aero and Avio with respect to technologies that reduce noise levels and weight of conventional turbo fan engines.

ETAP (European technology acquisition program). Multinational military program in cooperation with Snecma, Volvo, Avio, with a focus on electric engine technologies for future manned and unmanned military aircraft.

OPTIFER (Optimized blisk manufacturing technologies). German program for the development of new technologies to reduce manufacturing cost for blisks (bladed disks) for low and high pressure compressors.

IHFP (Inductive high-frequency-pressure-welding). Innovative method for the repair of blisks.

Development

The following of our programs are currently in the development phase:

GP7000. Development of the GP7000 engine in cooperation with General Electric and Pratt & Whitney. We are responsible for the low pressure turbine, turbine center frame and high pressure turbine components. Engine certification is expected in 2005. We currently expect this engine to enter into service in 2006.

PW6000. Development of the PW6000 engine in cooperation with Pratt & Whitney. We are responsible for the high pressure compressor and the low pressure turbine. Engine certification was achieved in 2004.

PW307. Development of the PW307 engine in cooperation with Pratt & Whitney Canada. We are responsible for the low pressure turbine. The PW307A engine was certified by the Canadian airworthiness authority on April 15, 2005; entry into service is expected in 2006.

TP400. Development of the TP400-D6 engine by the Europrop International ("EPI") consortium. We are fully responsible for the intermediate-pressure compressor, shaft and turbine and share joint responsibility with Snecma for the development of the engine control systems. We are also responsible for the assembly of all TP400 engines. Engine certification is planned for 2007, and we expect the engine to enter into service in 2009.

MTR390 Enhanced. Development of the MTR390 helicopter engine in cooperation with Rolls-Royce and Turbomeca. We are responsible for the core engine with combustor and high pressure turbine. Engine certification is expected for 2008.

EJ200—DECMU. With respect to engine controls, our development efforts are focused on the integration of DEMU ("Digital Engine Monitoring Unit") and DECU ("Digital Engine Control").

INVESTMENTS

For information regarding the development of our investments please refer to the section "Management's Discussion and Analysis of Financial Condition and Results of Operations".

INTELLECTUAL PROPERTY

We own approximately 1,700 patents, comprising over 500 patent families (approximately 24% of our patents relate to compressors, approximately 11% relate to turbines, approximately 27% relate to engine systems, approximately 27% relate to production and approximately 11% relate to maintenance). At present, we file more than 100 patent applications per year in Germany. In addition, we file approximately 400 applications for such patents per year in other jurisdictions. We seek the protection of our know-how through patents mainly in Germany, the United States, the United Kingdom, France and Italy. In addition, with respect to essential technologies and competencies, we also file patent applications in Sweden, Spain, Canada, Russia and Switzerland. We actively manage our patent portfolio, which has an average age of six years, and focus on the protection of intellectual property related to our main technologies and competencies in jurisdictions of strategic importance. To brand our business and our products, we hold 25 trademark families, comprising approximately 150 trademarks, in the jurisdictions in which we mainly operate.

We used to be affiliated with DaimlerChrysler (see "General information on the Company—Company History"). Since that time, the trademark "MTU" has also been used by MTU Friedrichshafen GmbH, a manufacturer of engines for ships, heavy vehicles, power plants and trains, which is currently still a part of the DaimlerChrysler group. In connection with the acquisition of the MTU Aero Engines group, MTU Aero Engines and MTU Friedrichshafen GmbH entered into an agreement regarding the use of their trademarks. Pursuant to the terms of this agreement, the use of "MTU" in company names and trademarks may be restricted in certain instances. There can be no assurance that the use of the trademark "MTU" by MTU Friedrichshafen GmbH—even when such use occurs outside the aviation sector—will not adversely affect our business.

While in the aggregate our patents and trademarks are of material importance to our business, we believe no single patent or group of patents or trademark is of material importance to our business as a whole. We also rely on trade secrets, unpatented know-how, innovative product development and continuing technological advancement to maintain our competitive position, and we seek to protect our position by entering into confidentiality, non-compete and similar agreements. We are not aware of any legal proceedings preventing us from the exploitation of our intellectual property rights in a manner that would materially affect our business, or legal proceedings brought against us for infringement of a patent or trademark that would have a material adverse effect on our business, financial condition or results of operations.

A number of our subsidiaries are parties to cooperative agreements or joint ventures. The use of inventions and know-how developed under such agreements or by a joint venture may be restricted.

PROPERTIES

Our manufacturing and maintenance plants represent our major properties. The following table sets forth certain information with respect to the 13 facilities we currently operate which we believe are of significant importance to our operations.

Location	Approximate Area (Square Meters)	Type of Ownership Interest	Use of Facility
Germany			
Munich	536,682[(1)]	Freehold	Headquarters; manufacturing; maintenance
	8,356	Leasehold	
Langenhagen (MTU Hanover)	139,972[(2)]	Leasehold	Maintenance
Ludwigsfelde (MTU Berlin-Brandenburg)	82,000	Freehold	Maintenance
France			
Châtellerault[(3)]	11,679	Freehold	Manufacturing
United States			
Newington, CT (Richard Street)	6,324	Freehold	Manufacturing
Newington, CT (Holland Drive)	1,279	Freehold	Maintenance
Newington, CT (New Britain Drive)	372	Leasehold	Manufacturing
Rocky Hill, CT	744	Leasehold	Office
Alpharetta, GA	1,180	Leasehold	Office
Canada			
Richmond, BC	6,100	Leasehold	Maintenance
Brazil			
Sao Paulo	30	Leasehold	Office
China			
Zhuhai[(4)]	156,252	Land use right grant	Maintenance
Malaysia			
Kuala Lumpur[(5)]	5,777	Leasehold/freehold	Maintenance

(1) *Of which 66,669 square meters are encumbered by a hereditary building right (Erbbaurecht) in favor of a third party.*

(2) *Of which 56,647 square meters are encumbered by a hereditary building right (Erbbaurecht) in favor of a third party.*

(3) *50:50 joint venture with Snecma.*

(4) *50:50 joint venture with China Southern Airlines.*

(5) *50:50 joint venture with Lufthansa Technik.*

We believe that our facilities meet our present needs and that our properties are generally well maintained and suitable for their intended use. We believe that we generally have sufficient capacity to satisfy the demand for our products in the foreseeable future, and there are no environmental issues materially constraining the utilization of our facilities.

EMPLOYEES

The following table sets forth the number of employees, including temporary employees, we employed as of December 31, 2002, 2003 and 2004 on a consolidated basis. The table also includes information about

employee figures for our business units and the geographical areas in which we operate. The figures do not include employees from companies that are not fully consolidated.

	As of December 31,			As of March 31,
	2002	2003	2004	2005
Business Unit				
Commercial and Military Business[(1)]	5,450	5,244	4,816	4,649
Commercial MRO	2,172	1,993	1,914	1,911
Other Businesses[(2)(6)]	754	775	687	680
Geographic Area				
Germany[(6)]	7,742	7,637	7,066	6,880
Americas[(3)]	634	375	351	369
Total number of employees[(4)(6)]	8,376	8,012	7,417	7,240
Average number of employees[(5)(6)]	8,211	8,235	7,682	7,258

(1) *Includes central functions for all business units.*

(2) *Includes our gas turbine and engineering and technology services businesses.*

(3) *Excluding employees from companies that are not fully consolidated in Brazil (2002: 6; 2003: 4; 2004: 3).*

(4) *Excluding employees from companies that are not fully consolidated in Brazil, France (2002: 15; 2003: 17; 2004: 20), Asia (2002: 238; 2003: 346; 2004: 418) and the rest of the world (2002: 22; 2003: 22; 2004: 42).*

(5) *Excluding employees from companies that are not fully consolidated in Brazil, France and Asia and the rest of the world.*

(6) *Including 500 employees of ATENA Engineering GmbH, the shares of which were sold pursuant to an agreement dated May 17, 2005 which is subject to approval by the relevant anti-trust authority.*

There has been no material change in the number of employees since March 31, 2005.

Historically, we have enjoyed good labor relationships and we are committed to maintaining these relationships. We take a constructive approach to union relationships, and have been able to secure the cooperation of the unions and our workforce with regard to significant changes and the process of continuous improvements.

PENSION LIABILITIES

As of December 31, 2004, we had accrued liabilities relating to regular pension schemes of approximately €358 million. These liabilities, which were valued according to IAS19, were recognized on our balance sheet, and they also include indirect pension liabilities of MTU München Unterstützungskasse GmbH.

INSURANCE

We maintain property and other insurance coverage. We believe our liability and other insurance is in accordance with industry custom, including with respect to the terms of and the coverage provided by such insurance. We cannot assure you, however, that we will not incur losses or suffer claims beyond the limits of, or outside the relevant coverage of, our insurance policies.

MATERIAL LEGAL PROCEEDINGS

We are involved in certain legal proceedings arising in the normal course of our business. We believe that none of these proceedings or proceedings in which we were involved over the course of the last two fiscal years, either individually or in the aggregate, is likely to have a material adverse effect on our business, financial condition or results of operations. To our knowledge, no proceeding that could have such a material adverse effect is threatened.

REGULATION

The commercial aerospace industry is highly regulated by the Federal Aviation Administration (the "FAA") in the United States, the European Aviation Safety Agency (the "EASA"; formerly the Joint Aviation Authorities (the "JAA")) and other similar airworthiness agencies in different countries. We and the aero engines we manufacture with our partners are required to be approved by one or more of these agencies to ensure that stringent safety and performance standards are met. In addition, we must comply with the certification requirements of individual OEMs and regulatory agencies for specific engine programs.

The performance of MRO services on aero engines and engine components is regulated by the FAA, EASA and other agencies worldwide and by OEM guidelines, each of which generally requires the engines to be serviced and parts to be replaced at specified intervals. In addition, such regulations and guidelines may require that MRO services be performed only by approved repair facilities and certified technicians. We currently satisfy or exceed MRO standards imposed by airworthiness authorities and OEMs, and we maintain approved repair facilities with certified technicians.

Military contracts are subject to regulation by national defense procurement agencies, such as the Bundesamt für Wehrtechnik und Beschaffung in Germany, and, with respect to certain armament programs, supra-national agencies that manage collaborative multinational defense programs, such as the Organization for Joint Armament Cooperation (the "OCCAR") in Europe. Military procurement policies are competitive and based upon extensive administrative frameworks of various laws and regulations that, among other things, require certification of aero engine and aero engine component manufacturers by procurement agencies. Procurement laws and regulations generally provide for unilateral termination rights in favor of defense procurement agencies.

General Information on the Company

COMPANY HISTORY

MTU Aero Engines Holding AG was originally founded as a German limited liability company (*Gesellschaft mit beschränkter Haftung—GmbH*) under the name Deukalion Neunzehnte Vermögensverwaltungs-GmbH. The founding shareholder was JF Vermögensverwaltungsgesellschaft mbH, Wiesbaden.

On November 12, 2003, Blade Lux Holding Two S.à r.l. (the Selling Shareholder) purchased all shares in Blade Erste Holding GmbH (formerly named Deukalion Neunzehnte Vermögensverwaltungs-GmbH and now named MTU Aero Engines Holding AG). All shares of Blade Lux Holding Two S.à r.l. are held by Blade Lux Holding One S.à r.l. The shareholders of Blade Lux Holding One S.à r.l. are KKR European Fund L.P. (75%), KKR Millenium (Overseas) Fund L.P. (24.04%) and KKR Partners (International) L.P. (0.96%).

Pursuant to a purchase and transfer agreement dated November 20, 2003 (as amended on December 23/24, 2003), Blade Erste Holding GmbH (now named MTU Aero Engines Holding AG) indirectly acquired all shares of the legal predecessor (operating under the name of MTU Aero Engines GmbH at the time) of MTU Aero Engines GmbH on December 31, 2003 through a chain of acquisition vehicles. The acquiring entity was Blade Dritte Beteiligungs GmbH & Co. KG, an indirect, wholly-owned subsidiary of Blade Erste Holding GmbH (now named MTU Aero Engines Holding AG). The acquired entity and its direct and indirect affiliate companies encompassed the activities of the DaimlerChrysler Group in the areas of aircraft engine components and aircraft engine maintenance.

Following the acquisition described above, the legal predecessor of MTU Aero Engines GmbH was merged with and into Blade Dritte Beteiligungs GmbH & Co. KG (the merger was registered with the commercial register (*Handelsregister*) of Blade Dritte Beteiligungs GmbH & Co. KG on June 30, 2004). Blade Dritte Beteiligungs GmbH & Co. KG then changed its name to MTU Aero Engines GmbH & Co. KG. Upon registration with the commercial register on October 13, 2004, MTU Aero Engines GmbH & Co. KG was transformed into a company with limited liability and renamed to MTU Aero Engines GmbH. The operating business of our Group is conducted in MTU Aero Engines GmbH and its direct and indirect subsidiaries.

Pursuant to a capital increase against cash contribution resolved on December 22, 2004, Blade Management Beteiligungs GmbH & Co. KG (the Participation Partnership) acquired a share in the amount of €180,000 (corresponding to 8.14% of the share capital) of the Company. In addition to the cash contribution of €180,000, the Participation Partnership paid a share premium of €4,250,000. The capital increase against cash contribution was registered with the commercial register on January 12, 2005. The Participation Partnership serves as a participation vehicle for the management of our Group. The limited partners' shares in the Participation Partnership are held by members of the management board (*Vorstand*) of the Company as well as by senior management of our Group. See "—Management Equity Participation Program."

Prior to the Offering, two of the former acquisition vehicles through which MTU Aero Engines Erste Holding GmbH (now named MTU Aero Engines Holding AG) acquired the legal predecessor of MTU Aero Engines GmbH at the end of 2003 were merged with their respective direct shareholders. First, MTU Aero Engines Dritte Holding GmbH, the direct, wholly-owned subsidiary of MTU Aero Engines Zweite Holding GmbH, was merged with and into MTU Aero Engines Zweite Holding GmbH (registration of the merger with the commercial register of MTU Aero Engirnes Zweite Holding GmbH occurred on May 10, 2005). Second, MTU Aero Engines Zweite Holding GmbH, the direct wholly-owned subsidiary of MTU Aero Engines Erste Holding GmbH (now named MTU Aero Engines Holding AG) was merged with and into MTU Aero Engines Erste Holding GmbH (registration of the merger with the commercial register of MTU Aero Engines Erste Holding GmbH occurred on May 10, 2005). As a result of these mergers, the Company holds all shares of MTU Aero Engines Investment GmbH. MTU Aero Engines Investment GmbH, in turn, holds all shares of MTU Aero Engines GmbH in which, and in whose direct and indirect subsidiaries, the operating business of our Group is conducted.

ESTABLISHMENT, COMPANY NAME, REGISTERED OFFICE, FISCAL YEAR AND DURATION

The Company was originally incorporated under the name of Deukalion Neunzehnte Vermögensverwaltungs-GmbH as a limited liability company (*Gesellschaft mit beschränkter Haftung—GmbH*) under German law under Articles of Association dated July 15, 2003. Deukalion Neunzehnte Vermögensverwaltungs-GmbH was a shelf company with no business operations, had its registered seat in Frankfurt am Main, Germany, and was registered with the commercial register (*Handelsregister*) of the local court (*Amtsgericht*) of Frankfurt am Main under HRB 57350. The founding shareholder was JF Vermögensverwaltungsgesellschaft mbH, Wiesbaden. John Flüh was at the time managing director of JF Vermögensverwaltungsgesellschaft mbH.

Pursuant to a shareholders' resolution dated November 5, 2003, and registration with the commercial register of the local court of Frankfurt am Main on November 11, 2003, Deukalion Neunzehnte Vermögensverwaltungs-GmbH was renamed to Blade Erste Holding GmbH.

Pursuant to a shareholders' resolution dated December 3, 2003, and registration with the commercial register of the local court of Frankfurt am Main on February 26, 2004 and with the commercial register of the local court of Munich on February 13, 2004, the registered seat of Blade Erste Holding GmbH was relocated to Munich and the company was registered with the commercial register of the local court of Munich under HRB 151251.

Pursuant to a shareholders' resolution dated March 10, 2004, and registration with the commercial register of the local court of Munich on March 18, 2004, Blade Erste Holding GmbH was renamed to MTU Aero Engines Erste Holding GmbH.

Pursuant to a shareholders' resolution dated May 2, 2005, and registration with the commercial register in Munich on May 19, 2005, MTU Aero Engines Erste Holding GmbH was transformed into a stock corporation (*Aktiengesellschaft*) under the name of MTU Aero Engines Holding AG. The founders of the stock corporation, as defined in Section 245(1) sent. 1 of the German Transformation Act (*Umwandlungsgesetz*), were the Selling Shareholder and the Participation Partnership. As required by applicable law, the court-appointed auditor confirmed that the transformation process was in accordance with legal requirements as follows:

"Following due review in accordance with Sections 197 sent. 1, 245 (1) sent. 2, 22 (3) sent. 1 of the German Transformation Act (*Umwandlungsgesetz*), we confirm on the basis of the documents and books made available to us and the information provided to us that the statements of the founders in the founding report (*Gründungsbericht*) dated 2 May 2005 are correct and complete. The aforementioned is specifically true with regard to the statements relating to (i) the stakes of the shareholders of MTU Aero Engines Holding AG pursuant to the legal rules governing its new legal form as a stock corporation (*Aktiengesellschaft*) and (ii) the information pursuant to Sections 26 and 27 of the German Stock Corporation Act (*Aktiengesetz*).

The value of the assets of the Company changing its legal form less its liabilities corresponds to at least its registered share capital of €40,000,000 pursuant to § 4 of the Articles of Association of MTU Aero Engines Holding AG."

The Company is registered with the commercial register of the local court of Munich under HRB 157 206.

The fiscal year of the Company is the calendar year.

The duration of the Company is unlimited.

PURPOSE

According to the Company's articles of association (*Satzung*), the corporate purpose of MTU Aero Engines Holding AG is to manage a group of domestic and foreign affiliates operating in the following areas:

(a) the development, manufacture, maintenance, repair and marketing of gas turbines and control and monitoring devices, including accessories and spare parts for aircraft and stationary uses;

(b) the development, manufacture, purchase and marketing of other industrial products; and

(c) services in connection with the development, manufacture, repair and marketing of the products described above.

The Company itself may also operate in the areas described above, or may restrict its activities to managing its holdings.

The Company is authorized to take any actions and conduct any transactions which are directly or indirectly suited to serve its corporate purpose. These also include the establishment of branch offices, both domestically and abroad (under the Company's own name or another name), the acquisition or establishment of other companies, as well as participation in such other companies.

GROUP STRUCTURE

MTU Aero Engines Holding AG is the ultimate parent company of our Group and essentially exercises the function of a holding company. MTU Aero Engines Holding AG holds 100% of the shares of MTU Aero Engines Investment GmbH, Munich. MTU Aero Engines Investment GmbH, in turn, holds 100% of the shares of MTU Aero Engines GmbH, Munich. MTU Aero Engines GmbH, Munich, together with its direct and indirect subsidiaries, in particular MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde and MTU Maintenance Hannover GmbH, Langenhagen, conduct the operating business of our Group.

Within our Group, MTU Aero Engines Investment GmbH performs the function of a financing company. In March 2004, MTU Aero Engines Investment GmbH issued the Senior Notes in an aggregate principal amount of €275 million. The net proceeds from the offering of the Senior Notes were used to refinance liabilities incurred as a result of the (indirect) acquisition by the Company and MTU Aero Engines Investment GmbH of the legal predecessor of MTU Aero Engines GmbH. The Senior Notes were issued at 100% of the principal amount and mature on April 1, 2014, but may be redeemed prior to maturity under certain circumstances. The Senior Notes bear interest at a rate of 8.25% per annum and are listed on the Irish Stock Exchange in Dublin, Ireland. The terms of the Senior Notes accord with customary market standards and are secured by customary collateral, including share pledges and guarantees provided by certain Group companies.

MTU Aero Engines GmbH holds interests in numerous domestic and foreign subsidiaries. In addition to the interests described above held by MTU Aero Engines GmbH in MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde and MTU Maintenance Hannover GmbH, Langenhagen, MTU Aero Engines GmbH owns, in particular, 100% of ATENA Engineering GmbH, Munich (the shares of which have been contracted to be sold), RSZ Beteiligungs- und Verwaltungs GmbH, Munich, MTU Aero Engines North America, Inc., Rocky Hill, Connecticut, USA, MTU Maintenance Canada Ltd., Richmond, British Columbia, Canada and, through RSZ Beteiligungs- und Verwaltungs GmbH, Munich, Vericor Power Systems L.L.C., Atlanta, Georgia, USA.

The following chart presents an overview of the current structure of our Group:


MTU Aero Engines Holding AG
MTU Aero Engines Investment GmbH
MTU Aero Engines GmbH
IAE International Aero Engines AG, Zürich
12.1%
EUROJET Turbo GmbH, München
33.0%
Turbo-Union Ltd., Bristol
39.99%
MTU Turbomeca Rolls-Royce GmbH, München
33.3%
EPI Europrop International GmbH, München
28%
100 %
EPI EuropropInternational Madrid S.L. i.G., Madrid
APA Aero Propulsion Alliance GmbH i.L., München
24.8%
100%
MTU Maintenance Hannover GmbH, Langenhagen
0.01%
99.99%
MTU Maintenance do Brasil Ltda., Sao Paulo
100%
MTU Maintenance Berlin-Brandenburg GmbH Ludwigsfelde
50%
Pratt & Whitney Canada Customer Centre Europe GmbH, Ludwigsfelde
100%
Pratt & Whitney Canada CSC (Africa) (Pty) Ltd., Lanseria
50%
Airfoil Services Sdn. Bhd. Shah Alam, Malaysia
MTU Maintenance Canada Ltd., Richmond
100%
MTU Maintenance Zhuhai Co. Ltd., Zhuhai
50%
RSZ Beteiligungs- und Verwaltungs GmbH, München
100%
100%
Vericor Power Systems L.L.C. Atlanta
ATENA Engineering Inc. Hartford(2)
100%
ATENA Engineering GmbH München(1)
100%
100%
MTU Aero Engines North America Inc., Rocky Hill
50%
Ceramic Coating Center SAS. Paris
100%
MTU München Unterstützungskasse GmbH, München
100%
MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, München
0.1%
GSB Sonderabfall-Entsorgung in Bayern GmbH, München
33.3%
EUROAER GmbH Hamburg
99.9%
ATENA INDIA PI LIMITED, India(1)
0.1%

(1) *The shares in ATENA Engineering GmbH and in ATENA INDIA PI Limited held by MTU Aero Engines GmbH were contracted to be sold pursuant to an agreement dated May 17, 2005 (see "Recent Business Developments and Outlook").*

(2) *Non-operating entity with no employees and no revenues.*

SHAREHOLDER STRUCTURE (PRIOR TO AND FOLLOWING THE COMPLETION OF THE OFFERING)

The following table presents an overview of the names of the shareholders and their respective interests in the Company's share capital (i) prior to the Offering and excluding the Capital Increase, and (ii) after completion of the Offering and after the Capital Increase has been implemented and assuming all the shares in the Offering have been placed and the Greenshoe Option has been exercised in full.

	Shareholding			
	Prior to Offering		After completion of Offering	
Name of Shareholder	No par value shares	In %	No par value shares	In %
Selling shareholder*	36,742,080	91.86	16,092,080	29.26
Blade Management Beteiligungs GmbH & Co. KG	3,257,920	8.14	3,257,920	5.92
Free float	0	0	35,650,000	64.82
Total	40,000,000	100.00	55,000,000	100.00

* *All shares in the Selling Shareholder are held by Blade Lux Holding One S.à r.l., Luxembourg, a company with limited liability incorporated under the laws of Luxembourg. Shareholders of Blade Lux Holding One S.à r.l. are KKR European Fund L.P. (75%), KKR Millenium Fund L.P. (24.04%), and KKR Partners (International) L.P. (0.96%).*

MANAGEMENT EQUITY PARTICIPATION PROGRAM

The Participation Partnership is a participation vehicle through which our senior employees (primarily in Germany), including members of our management board (*Vorstand*), indirectly own shares of the Company pursuant to the conditions of the management equity participation program (the "MEP") adopted by the Selling Shareholder and the Company in 2004.

The Participation Partnership holds 3,257,920 shares of the Company, which corresponds to an ownership interest of 8.14% (5.92% following implementation of the Capital Increase). The Participation Partnership acquired this ownership interest pursuant to a capital increase against cash contribution effected in December 2004. See "Description of Share Capital—Development of our Registered Share Capital." In addition to a cash contribution of €180,000, the Participation Partnership paid a share premium in the amount of €4,250,000. The Participation Partnership financed these amounts with limited partnership contributions (*Kommanditeinlagen*) of the participants in the MEP. The participants in the MEP and the Selling Shareholder, as well as the Selling Shareholder's shareholder Blade Lux Holding One S.à r.l., agreed that the participants in the MEP would, under certain circumstances, make a supplemental payment in addition to making limited partnership contributions to the Participation Partnership. This obligation has been deferred (with interest accruing on the unpaid balance).

Pursuant to the terms and conditions of the MEP, the shares of the Company held by the Participation Partnership are allocated pro rata to the limited partners (*Kommanditisten*), the participants in the MEP and Blade MEP Beteiligungs GmbH, based on their respective limited partnership interests (*Kommanditanteile*). Blade MEP Beteiligungs GmbH, whose shareholder is the Selling Shareholder, (temporarily) holds those limited partnership interests of the Participation Partnership that are not held by participants in the MEP. At present, Blade MEP Beteiligungs GmbH holds 1.56% of the limited partnership interests.

The limited partnership interests held by the participants in the MEP may not be freely sold or transferred. In addition, the Selling Shareholder and the Participation Partnership have entered into voting agreements intended to enable a decrease in, or a complete termination of, the participation of the Selling Shareholder in the Company. Furthermore, subject to the selling restrictions that apply to the Participation Partnership in connection with the Offering, certain drag-along and tag-along rights were agreed upon in the event the Selling Shareholder disposes of any shares of the Company. See "The Offering—Lock-up Agreement").

Pursuant to the terms and conditions of the MEP, dividends and profits from any sale or liquidation received by the Participation Partnership by virtue of its shareholding in the Company will be payable to the participants in the MEP if such participants hold "vested shares." At present, 40% of the shares held by participants in the MEP are vested. Pursuant to the terms and conditions of the MEP, upon admission of our shares to trading on a stock exchange, at least a further 7.5% of the shares held by the participants in the MEP will automatically vest. In addition, further shares held by participants in the MEP can vest, based on the number of Existing Shares sold.

Shares held by participants in the MEP that are not vested following admission of our shares to trading on a stock exchange will vest in a series of steps on December 31 of given years. Such post-admission vesting will occur partially depending on the passage of time and partially depending on whether our Group meets certain financial criteria. Pursuant to the terms and conditions of the MEP, shares held by participants in the MEP that have not vested following admission of our shares to trading on a stock exchange may, under certain circumstances, vest prior to the times indicated above. This can occur if, for example, a disposal of our shares results in a situation where the Selling Shareholder holds less than 50% of our shares and a third party acquires a larger aggregate interest in our share capital than the remaining interest held by the Selling Shareholder.

Participants in the MEP who leave the employment of our Group prior to the end of the term of the MEP are obligated and, in certain circumstances, have the right to sell their limited partnership interests to the Selling Shareholder or, at the election of the Selling Shareholder, to Blade MEP Beteiligungs GmbH or the Company. The purchase price of the limited partnership interests will be determined based on the circumstances of the termination of the participant's employment, the market value of his or her limited partnership interest and the value of the contribution and additional payments made. As a consequence, the exit of a participant of the MEP can result in payment obligations of the Company.

MATCHING STOCK PROGRAM FOR GROUP EMPLOYEES

In addition to the MEP, we have also introduced a matching stock program (the "MSP"). Participants in the MEP, as well as approximately 120 additional senior employees, including members of our management board (*Vorstand*), are authorized to participate in the MSP.

The intention of the MSP is to offer senior employees of our Group a capital market oriented incentive program.

Pursuant to the terms and conditions of the MSP, each participant in the MSP is required to purchase shares of the Company (the "MSP Shares") with his or her own funds in an amount up to a maximum investment volume that is pre-determined for each participant. Such maximum investment volume may not exceed an aggregate of €2.5 million for all MSP participants.

Subsequently, the MSP Shares are booked into a blocked securities depositary account in favor of the respective participant in the MSP for the duration of his or her participation in the MSP. On a total of five occasions at twelve-month intervals, the Company allocates to each participant in the MSP up to six virtual, "phantom" shares for each MSP Share held by such participant. The holder of such phantom shares may "exercise" the phantom shares beginning two years following their allocation, provided that certain exercise conditions, which take into account the development of the market price of our shares since allocation of the respective phantom shares, are met. Phantom shares that are not exercised within 8 years from the beginning of the MSP will lapse.

If the holder exercises the phantom shares when the conditions described above are met, the difference between the market price of our shares at the time of such exercise and the market price of our shares at the time of allocation of the exercised phantom shares, (plus a premium of 10%), will be paid by the Company to the participant in the MSP following deduction of income tax and other duties. This means that, if the market price of our shares increases during the relevant time period, our costs associated with the MSP will also increase proportionally. The participants in the MSP are required to employ the received compensation amounts to purchase shares in MTU Aero Engines Holding AG, and have instructed MTU Aero Engines Holdings AG to effect such purchase in the name and for the account of the participants. We have made the

necessary preparations to enable us to repurchase shares necessary for compensation under the MSP through a share buyback program. The shares are booked into the securities depositary account and are released two years following their book-entry in the account.

If a participant ceases to be employed by our Group prior to the end of the term of the MSP, such participant forfeits all claims for phantom shares not yet allocated. Under certain circumstances, however, phantom shares that have been allocated to the participant but have not yet been exercised may, pursuant to the terms and conditions of the MSP, be exercised by the participant following departure from our Group.

EARNINGS AND DIVIDENDS PER SHARE, DIVIDEND POLICY, ALLOCATION OF PROFITS

Shareholders' participation in profits is determined based on their respective interests in our share capital. According to our articles of association (*Satzung*), the profit participation of new shares may be differently determined in the event of capital increases.

The adoption of resolutions to distribute dividends on our shares for a given fiscal year falls within the competence of the shareholders' meeting held in the subsequent fiscal year, following a proposal by our management board (*Vorstand*) and supervisory board (*Aufsichtsrat*). To the extent that the Selling Shareholder (depending on attendance levels at our shareholders' meetings) holds a *de facto* majority at our shareholders' meeting, it may pass a resolution concerning dividend distributions by virtue of its shares. See "Risk Factors—Risks Related to the Offering—The interests of our principal shareholders may be inconsistent with your interests."

The distribution of dividends by us will depend on, among other things, whether our subsidiary MTU Aero Engines Investment GmbH pays dividends to us. The distribution of dividends by MTU Aero Engines Investment GmbH is limited by the terms and conditions of the Senior Notes. See "Risk Factors—Risks Related to the Offering—We may not pay dividends."

Under German law, a resolution concerning dividends and distribution of dividends may only be passed on the basis of a balance sheet profit (*Bilanzgewinn*) shown in our unconsolidated financial statements. In determining the balance sheet profit available for distribution, the annual net income (or loss) must be adjusted for profits and losses carried forward from the previous year and for withdrawals from or deposits to reserves. German law requires that certain statutory reserves be created and be deducted when calculating the balance sheet profit available for distribution.

Pursuant to our articles of association, our management board and supervisory board are authorized, upon adoption of our annual financial statements, to credit our other revenue reserves by all or part of the annual net income (*Jahresüberschuss*) remaining after deduction of the amounts to be placed in the statutory reserves and, if applicable, any loss carryforward. This is, however, only permitted to the extent other revenue reserves do not exceed half of the registered capital or will not exceed half of the registered capital after such credit.

As part of any resolution concerning the allocation of the balance sheet profit, our shareholders' meeting may place additional amounts in revenue reserves or carry them forward as profits. Pursuant to our articles of association, our shareholders' meeting may adopt a resolution to allocate the balance sheet profit by way of distribution in kind instead of, or in addition to, a cash distribution.

If the shares carrying dividends are held through a clearing system, dividends resolved by our shareholders' meeting will be paid out in compliance with the rules of the relevant clearing system. Details concerning any dividends resolved by our shareholders' meeting and the respective paying agent(s) specified by us will be published in the electronic Federal Gazette (*Elektronischer Bundesanzeiger*) and in at least one official national publication approved by the Frankfurt Stock Exchange.

While the Company was a limited liability company (*Gesellschaft mit beschränkter Haftung—GmbH*), it showed a balance sheet result of €0 million for the (shortened) fiscal year ended December 31, 2003 and a balance sheet loss of €2 million for the fiscal year ending December 31, 2004. Unlike the current fiscal year, no profit and loss transfer agreement with the Company as parent entity existed during either of these two

fiscal years. During these two fiscal years, the Company did not receive profits through profit transfers, nor did the Company distribute any dividends to its shareholders. Based on IFRS financial information for the fiscal years 2002, 2003, and 2004, the net income of our Group for the fiscal years ended December 31, 2002, 2003 and 2004 was €100.4 million, €63.3 million, and €0.2 million, respectively.

In the future, we intend to distribute dividends comparable to those distributed by other companies in our industry. However, you should note that the distribution of dividends, as explained above, requires a balance sheet profit on our unconsolidated balance sheet. Furthermore, the terms and conditions of the Senior Notes contain provisions that restrict or prohibit the distribution of dividends by MTU Aero Engines Investment GmbH, the issuer of the Senior Notes, and other of our subsidiaries unless certain conditions are met. This limits our ability to pay out dividends. See "Risk Factors—Risks Related to the Offering—We may not pay dividends."

AUDITORS

The Company's auditors are Deloitte & Touche GmbH, Rosenheimer Platz 4, 81669 Munich ("Deloitte & Touche"). Deloitte & Touche have audited the Company's unconsolidated financial statements as of and for the years ended December 31, 2004 and December 31, 2003, respectively (each prepared in accordance with German GAAP), and have issued an unqualified auditors' opinion with respect to each. Furthermore, Deloitte & Touche have audited our consolidated financial statements as of and for the year ended December 31, 2004 (prepared in accordance with IFRS), and have issued an unqualified auditors' opinion with respect to such audit. KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Ganghoferstr. 29, 80339 Munich, have audited the unconsolidated financial statements of MTU Aero Engines GmbH and the consolidated financial statements of MTU Aero Engines GmbH as of and for the years ended December 31, 2003 and 2002 (prepared in accordance with German GAAP), and have issued an unqualified auditor's opinion with respect to each.

NOTICES, PAYING AND DEPOSITARY AGENT

Pursuant to our articles of association (*Satzung*), our notices are published in electronic format in the federal gazette (*Bundesanzeiger*). Any notice related to our shares will be published in electronic format in the federal gazette and in at least one official national publication approved by the Frankfurt Stock Exchange. Notices required under the German stock exchange laws will be published in an official national publication approved by the Frankfurt Stock Exchange and, to the extent required by the German Stock Exchange Listing Regulation (*Börsenzulassungs-Verordnung*), in the printed version of the federal gazette.

Deutsche Bank Aktiengesellschaft, Frankfurt am Main, has been designated as the paying and depositary agent.

Description of Share Capital

REGISTERED SHARE CAPITAL AND SHARES

The registered share capital of MTU Aero Engines Holding AG currently amounts to €40,000,000, divided into 40,000,000 ordinary registered shares with no par value (no par value shares), each such share representing a notional amount of the share capital of €1.00. The registered share capital in the amount of €40,000,000 is fully paid in.

Each share carries one vote at the shareholders' meeting. There are no restrictions on voting rights.

All of the shares of MTU Aero Engines Holding AG are issued as ordinary registered shares with no par value (no par value shares). The shares will be represented by one or more global certificates without global dividend coupons, which will be deposited at Clearstream Banking AG, Frankfurt am Main, acting as securities clearing and depositary bank. Pursuant to Section 4(4) of our articles of association, shareholders are not entitled to receive physical share certificates for their respective shareholdings.

DEVELOPMENT OF OUR REGISTERED SHARE CAPITAL

At the time of incorporation of the Company in the legal form of a company with limited liability (*Gesellschaft mit beschränkter Haftung—GmbH*), its registered share capital amounted to €25,000. Pursuant to a shareholders' resolution adopted on December 17, 2004, the registered share capital was increased from reserves by €2,005,000 from €25,000 to €2,030,000. This capital increase was registered with the commercial register (*Handelsregister*) on December 22, 2004. In addition, the shareholders' meeting adopted a resolution on December 22, 2004 to increase the registered share capital of the Company by €180,000 from €2,030,000 to €2,210,000 by means of capital increase against cash contribution. The Participation Partnership subscribed to the new shares. In addition to the cash contribution of €180,000, the Participation Partnership paid a share premium of €4,250,000. This capital increase was registered with the commercial register on January 12, 2005. The shareholders' meeting furthermore adopted a resolution on May 2, 2005 to increase the registered share capital from reserves by €37,790,000 from €2,210,000 to €40,000,000. This capital increase was registered with the commercial register on May 12, 2005.

The Company was transformed into a stock corporation (*Aktiengesellschaft*) with a registered share capital of €40,000,000 on May 19, 2005, the date of registration of the transformation in the commercial register. The registered share capital is divided into 40,000,000 no par value shares.

AUTHORIZED SHARE CAPITAL

Authorized Share Capital I

According to the Company's articles of association (*Satzung*), as expected to be amended on May 30, 2005, the Company's management board (*Vorstand*) is authorized, with the consent of the supervisory board (*Aufsichtsrat*), to increase on one or more occasions the registered share capital of the Company by a total amount of up to €5,500,000 until May 29, 2010, by issuing new ordinary registered shares with no par value against cash contributions (Authorized Capital I 2005).

Shareholders shall be granted subscription rights. However, the management board is authorized, with the consent of the supervisory board, to exclude fractional amounts from the shareholders' subscription rights and to exclude subscription rights to the extent necessary to enable it to grant subscription rights to the holders of convertible and/or option rights for registered no par value shares of the Company in the amount to which they would be entitled if they were to exercise their conversion and/or option rights. The management board is furthermore authorized, with the consent of the supervisory board, to exclude shareholders' subscription rights if the issue price is not substantially below the market price. However, this authorization shall only apply subject to the condition that the shares issued with exclusion of shareholders' subscription rights pursuant to Section 186(3) sent. 4 of the German Stock Corporation Act (*Aktiengesetz*) do not exceed an aggregate of 10% of the registered share capital at the date the authorization becomes effective. When calculating this 10% limit, the granting of option and/or conversion rights for Company shares after the date of effect of such authorization, i.e., after May 30, 2005, will be taken into

consideration if such grant excludes subscription rights on the basis of Section 186(3) sent. 4 of the German Stock Corporation Act, or the sale of the Company's own shares excluding subscription rights on the basis of Section 186(3) sent. 4 of the German Stock Corporation Act.

The management board is authorized, with the consent of the supervisory board, to determine the further content of the rights attached to the shares and the terms and conditions of the share issuance.

The supervisory board is authorized to amend the articles of association following the complete or partial implementation of a capital increase from the Authorized Capital I 2005, or following expiration of the authorization period, in accordance with the amount of the capital increase from the Authorized Capital I 2005.

Authorized Share Capital II

According to the Company's articles of association, as expected to be amended on May 30, 2005, the Company's management board (*Vorstand*) is authorized, with the consent of the supervisory board, to increase on one or more occasions the registered share capital of the Company by a total amount of up to €19,250,000 until May 29, 2010, by issuing new ordinary registered shares with no par value against cash or in-kind contributions (Authorized Capital II 2005).

When issuing shares against contributions in kind in connection with direct or indirect acquisitions of companies, stakes in companies or other equity interests, the management board is authorized, with the consent of the supervisory board, to exclude shareholders' subscription rights. The management board is further authorized to exclude subscription rights to the extent necessary to enable it to grant subscription rights to holders of convertible and/or option rights for registered no par value shares of the Company in the amount to which they would be entitled if they were to exercise their conversion and/or option rights.

In all other cases, the shareholders must be granted subscription rights, provided that, however, the management board is authorized, with the consent of the supervisory board, to exclude fractional amounts from shareholders' subscription rights.

The management board is authorized, with the consent of the supervisory board, to determine any additional rights attached to the shares and the terms and conditions of the share issue.

The supervisory board is authorized to amend the articles of association following the complete or partial implementation of the capital increase from Authorized Capital I 2005, or following expiration of the authorization period, in accordance with the amount of the capital increase from Authorized Capital II 2005.

CONTINGENT SHARE CAPITAL

At the extraordinary shareholders' meeting to be held on May 30, 2005, we expect the registered share capital of the Company to be conditionally increased by up to €19,250,000 by issuing up to €19,250,000 new ordinary registered shares with no par value. The contingent capital increase will only be implemented to the extent (i) that the holders or creditors of conversion or option rights, which the Company, or a direct or indirect affiliate, attaches to convertible or option bonds issued through May 29, 2010 (pursuant to a resolution expected to be adopted by the extraordinary shareholders' meeting to be held on May 30, 2005), exercise their conversion or option rights, or (ii) that the holders or creditors of convertible bonds (who are subject to mandatory conversion), which the Company, or a direct or indirect affiliate, issues through May 29, 2010 (pursuant to a resolution expected to be adopted by the extraordinary shareholders' meeting expected to be held on May 30, 2005), fulfil their conversion obligations, in each case provided that treasury shares are not used. New shares issued in such manner will carry dividend rights from the beginning of the fiscal year in which they come into existence by means of the exercise of conversion or option rights or through the fulfillment of conversion obligations.

CONVERTIBLE AND WARRANT BONDS

It is further intended that the extraordinary shareholders' meeting to be held on May 30, 2005 authorizes the Company's management board (*Vorstand*) to issue, with the consent of the supervisory board (*Aufsichtsrat*), bearer or registered convertible bonds (*Auf dem Inhaber oder auf dem Namen lautende Wandelschuldverschreibungen*), warrant bonds (*Optionsschuldverschreibungen*), profit participation rights (*Genussscheine*) or profit-linked bonds (*Gewinnschuldverschreibungen*) (or combinations of such instruments) (together, the "Bonds"), on one or more occasions, through May 31, 2010, such Bonds to be with or without fixed maturity, up to an aggregate nominal amount of €750 million, and to grant the holders of convertible and/or warrant bonds conversion or option rights for up to an aggregate of €19,250,000 in the registered share capital of the Company, in accordance with the detailed terms and conditions of such convertible bonds and/or warrant bonds.

The Bonds can be issued in euro or in the euro-equivalent of another legal currency, such as the legal currency of an OECD country. The bonds can also be issued by a direct or indirect affiliate of the Company. In such case, the management board is authorized, with the consent of the supervisory board, to assume the guarantee for the Bonds on behalf of the Company and to grant to holders of warrant bonds option rights, and to holders of convertible bonds conversion rights, into new registered no par value shares of the Company.

The bond issuances will be divided into bonds carrying equal entitlements.

Where warrant bonds are issued, each bond shall have one or several warrants attached to it, which will entitle the holder to subscribe to registered no par value shares of the Company pursuant to the specific terms determined by the management board. The proportionate amount of the registered share capital per share that can be subscribed to per bond may not exceed the nominal amount of the bonds. The term of the option rights may not exceed the term of the warrant bonds. The conversion ratio may be rounded up or down to an option ratio of a whole number. Fractional shares could also be consolidated or compensated with cash.

Where convertible bonds are issued, the holders obtain the right to convert their bonds into registered no par value shares of the Company pursuant to the specific terms and conditions of the conversion bond determined by the management board. The conversion ratio is determined by dividing the nominal amount of a bond by the fixed conversion price for a registered no par value share of the Company. The conversion ratio may also be determined by dividing the issue price per bond, if lower than the nominal amount, by the fixed conversion price for a registered no par value share of the Company. The conversion ratio may be rounded up or down to a conversion ratio of a whole number; further, an additional cash payment may be provided for, if necessary. Fractional shares could also be consolidated or compensated with cash. The proportionate amount of the registered share capital of the shares to be issued per bond upon exercise of the conversion right may not exceed the nominal amount of the respective convertible bond. The terms and conditions of the convertible bonds can also provide for mandatory conversion at maturity (or at an earlier point in time).

The terms and conditions of the convertible and/or warrant bonds can provide for the Company's right to grant treasury shares in the case of conversion and/or exercise of the option. Furthermore, the Company may be granted the right, in the case of conversion and/or exercise of the option, to refrain from issuing new shares, and instead to pay a cash amount based on the number of shares to be delivered. The terms and conditions of the convertible and/or warrant bonds may also provide that the number of shares that are to be subscribed for in the event of exercise of conversion or option rights, or following satisfaction of conversion obligations, or any conversion right in this regard, is variable and/or the conversion or option price may be changed during the term within a defined margin of fluctuation to be set by the management board depending on the development of the market price for the Company's shares or as a consequence of dilution protection provisions during the bond term.

The conversion and/or option price per registered no par value share of the Company will be set in euro and must, including in the event of a variable conversion ratio or a variable conversion or option price, either (i) amount to at least 80% of the average price of the Company's shares in the closing auction of XETRA trading on the Frankfurt Stock Exchange or in a successor system during the 10 trading days prior to the

date on which the management board adopts a resolution on the issue of the convertible or warrant bonds, or (ii) amount to at least 80% of the average price of the Company's shares in the closing auction of XETRA trading on the Frankfurt Stock Exchange or in a successor system during the days on which the subscription rights with respect to the convertible and/or warrant bonds are traded on the Frankfurt Securities Exchange (with the exception of the last two stock exchange trading days of trading in the subscription rights).

Notwithstanding Section 9(1) of the German Stock Exchange Act (*Aktiengesetz*) and as provided for specifically in the terms and conditions of the convertible and/or warrant bonds, the conversion and/or option price may be reduced, by means of a cash payment upon the exercise of the conversion and/or option rights or a reduction of the additional payment, on the basis of a dilution protection clause. Such a reduction may occur only if (i) the Company increases its registered share capital during the conversion or option period by granting subscription rights to its shareholders, or issues further convertible or warrant bonds and/or grants or guarantees option rights, and (ii) holders of existing conversion or option rights are not granted any subscription rights, to the extent they would be entitled to such rights if had they exercised their conversion or option rights. In lieu of a cash payment or reduction of the additional payment, the conversion ratio can also, to the extent possible, be adjusted by division by the reduced conversion price. Notwithstanding Section 9(1) of the German Stock Exchange Act, the terms and conditions of the convertible and/or warrant bonds may furthermore provide for dilution protection clauses in the event that (i) the Company increases its registered share capital during the option or conversion period by granting subscription rights to its shareholders, or issues or guarantees further convertible bonds or warrant bonds and/or grants or guarantees option rights, and (ii) holders of existing conversion or option rights are not granted any subscription rights, to the extent they would be entitled to such rights had they exercised their conversion or option rights or satisfied their conversion obligations. Moreover, the terms and conditions of the convertible and/or option bonds can provide for an adjustment of the conversion and/or option price in the event of a capital reduction, stock split, distribution of special dividends or other measures which could result in a dilution of the value of the conversion and/or option rights. In any event, the proportionate amount of the registered share capital of the shares to be delivered with respect to each bond may not exceed the nominal value per bond.

Generally, shareholders are granted subscription rights. The bonds can also be acquired by one or more credit institutions with the obligation to offer them to shareholders for subscription. However, the management board is authorized, with the consent of the supervisory board, to exclude shareholders' subscription rights to the Bonds in an aggregate nominal amount of €750 million, provided that the issue price of the Bonds does not fall significantly below their hypothetical market value determined in accordance with recognized methods, in particular financial-mathematical methods. However, such authorization to exclude pre-emptive rights will only be valid if the shares issued and/or to be issued in conjunction with Bonds issued without subscription rights pursuant to Section 186(3) sent. 4 of the German Stock Corporation Act do not exceed a total of 10% of the registered share capital following registration in the commercial register of the implementation of the cash capital increase to be resolved by the shareholders' meeting of May 30, 2005. In addition, the sale of the Company's treasury shares and the issuance of new shares from existing authorized capital (or authorized capital replacing existing authorized capital) will be taken into account, if such sale occurs following an authorization on the basis of Section 186(3) sent. 4 of the German Stock Corporation Act under exclusion of shareholders' subscription rights.

If the management board does not make use of the authorization mentioned above to exclude subscription rights, it will be authorized, with the consent of the supervisory board, to exclude shareholders' subscription rights with respect to fractional amounts. The management board is furthermore authorized, with the consent of the supervisory board, to exclude subscription rights to the extent necessary to enable it to grant subscription rights to holders of convertible and/or option rights for registered no par value shares of the Company in the amount to which they would be entitled if they exercised their conversion and/or option rights.

The management board is authorized, with the consent of the supervisory board, to determine the additional details of issuances, in particular the interest rate, issue price and term, and, if applicable, to determine such details in consultation with the management of the foreign affiliates launching the issuances.

AUTHORIZATION TO REPURCHASE SHARES

We expect the extraordinary shareholders' meeting to be held on May 30, 2005 to authorize the Company to repurchase, until November 29, 2006, shares in MTU Aero Engines Holding AG pursuant to Section 71(1) no. 8 of the German Stock Corporation Act from registration in the commercial register of the capital increase expected to be resolved upon by the shareholders' meeting of May 30, 2005. The authorization will extend to shares in an amount of up to 10% of the registered share capital of MTU Aero Engines Holding AG following registration in the commercial register of the capital increase expected to be resolved upon by the shareholders' meeting of May 30, 2005. The relevant shares can be repurchased on the stock exchange or by way of a public purchase offer extended to all shareholders. The consideration may not exceed or fall short of the stock exchange price by more than 10 percent. The relevant stock exchange price shall be, in the event of a repurchase on the stock exchange, the mean of stock exchange prices of the shares in MTU Aero Engines Holding AG in the XETRA (or successor system) closing auction of the five stock exchange trading days prior to the repurchase. In the event of a repurchase by way of a public purchase offer extended to all shareholders, the mean of stock exchange prices of the shares in MTU Aero Engines Holding AG in the XETRA (or successor system) closing auction of the five stock exchange trading days prior to the publication of the decision to make the offer shall be deemed to be the relevant stock exchange price.

The Company's management board (*Vorstand*) is authorized, with the consent of the supervisory board (*Aufsichtsrat*), to sell repurchased shares by means other than sale on the stock exchange or by way of a public offer extended to all shareholders, provided that such shares are sold to participants of the MSP who are present or past employees or managers of MTU Aero Engines Holding AG or its affiliated companies. The supervisory board (*Aufsichtsrat*) is authorized to effect a sale of repurchased shares to members of the management board (*Vorstand*) by means other than sale on the stock exchange or by way of a public purchase offer extended to all shareholders.

The subscription rights of the Company's shareholders are excluded in the above situations.

The management board (*Vorstand*) is furthermore authorized, with the consent of the supervisory board (*Aufsichtsrat*), to redeem any or all repurchased shares without further resolution of the shareholders' meeting.

The above authorizations to sell or redeem repurchased shares may be used in whole or in parts, once or on several occasions, separately or jointly.

GENERAL PROVISIONS GOVERNING AN INCREASE OF OUR REGISTERED SHARE CAPITAL

According to the German Stock Corporation Act (*Aktiengesetz*), the registered share capital of a stock corporation (*Aktiengesellschaft*) may be increased by resolution of the shareholders' meeting, which must be adopted by a majority of at least three quarters of the registered share capital represented at the meeting, unless the stock corporation's articles specify other requirements with regard to majorities.

In addition, shareholders may resolve to issue authorized capital. The issuance of authorized share capital requires a resolution to be adopted by a majority of at least three quarters of the registered share capital represented at the meeting, pursuant to which the management board (*Vorstand*) is authorized to issue shares up to a specific amount within a period not to exceed five years. The nominal amount of the authorized share capital may not exceed half of the registered share capital available at the time of the authorization. Moreover, shareholders may resolve to create contingent capital for the purpose of issuing shares (i) to holders of convertible bonds or other securities convertible into new shares of the Company, (ii) as consideration in connection with a combination with another company or (iii) to executives and employees. Such resolution must be adopted by a majority of at least three quarters of the registered share capital represented at the meeting. The nominal value of the contingent capital may not exceed half of the registered share capital available at the time the resolution is adopted (the nominal amount of the contingent capital created for the purpose of share issues to executives and employees may not exceed 10% of the registered share capital available at the time the resolution is passed).

To the extent that the Selling Shareholder (depending on attendance levels at our shareholders' meetings) holds a *de facto* majority of three quarters of the registered share capital represented at our shareholders' meeting, it may pass a resolution concerning capital measures by virtue of its shareholding. See "Risk Factors—Risks Related to the Offering—The interests of our principal shareholders may be inconsistent with your interests."

GENERAL PROVISIONS CONCERNING SUBSCRIPTION RIGHTS

According to the German Stock Corporation Act (*Aktiengesetz*), every shareholder, generally, has subscription rights to new shares (and convertible bonds, warrant bonds, profit-participation rights or participating bonds) that are issued in a capital increase. Subscription rights are freely transferable. Within a specified period prior to expiration of the subscription rights, those subscription rights may be traded on the German stock exchanges. The shareholders' meeting may exclude subscription rights by a resolution passed by a majority of the votes cast and of at least three quarters of the registered share capital represented at the meeting. An exclusion of subscription rights further requires a report of the management board (*Vorstand*) justifying the exclusion of subscription rights by showing that the Company's interest in excluding the subscription rights outweighs the shareholders' interest in such subscription rights. Without such justification, the exclusion of subscription rights may be admissible upon the issue of new shares if:

- the Company increases its share capital for cash contributions;
- the amount of the capital increase does not exceed 10% of the existing registered share capital; and
- the issue price of the new shares is not substantially below the stock market price of the shares.

To the extent that the Selling Shareholder (depending on attendance levels at our shareholders' meetings) holds a *de facto* majority of three quarters of the registered share capital represented at our shareholders' meeting, it may pass a resolution regarding the exclusion of subscription rights by virtue of its shareholding. See "Risk Factors—Risks Related to the Offering—The interests of our principal shareholders may be inconsistent with your interests."

SHAREHOLDERS' DISCLOSURE AND REPORTING DUTIES

Upon the admission of the shares to trading pursuant to an official listing on the Frankfurt Stock Exchange (see "The Offering—Stock Exchange Listing"), the Company, as a company listed on the Frankfurt Stock Exchange, becomes subject to the provisions of the German Securities Trading Act (*Wertpapierhandelsgesetz*). The German Securities Trading Act provides that any person whose voting interest in a listed company attains, exceeds or falls below 5%, 10%, 25%, 50% or 75% through acquisition, sale, or by other means, must provide written notification to the company and to the Federal Financial Services Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*) without undue delay, but no later than within seven calendar days, after any of the thresholds mentioned above have been reached or exceeded or are no longer met. Such notice must also state the shareholders' current voting interest. The company must publish this notification in an official national publication for statutory stock market notices approved by the Frankfurt Stock Exchange without undue delay, but no later than nine calendar days following receipt of the notification. In connection with this requirement, the German Securities Trading Act contains several provisions designed to ensure that shareholdings are attributed to those persons who actually control the voting rights associated with the shares. For example, shares owned by a third-party company are attributed to the company which controls such third-party company. Shares held by a third-party company on behalf of a company or on behalf of the companies controlled by such company are attributed to such company. If the notification mentioned above is not filed, the shareholder will be precluded from exercising the rights (including voting and dividend rights) attached to the shares for as long as such default continues. In addition, a fine may be imposed for the failure to comply with the notification requirements.

MATERIAL SUBSIDIARIES

The table below lists our subsidiaries that have a book value of at least 10% of our consolidated share capital and/or that contribute at least 10% of the consolidated annual net income of our Group, or which

are material for other reasons. The table also sets forth important information relating to these subsidiaries. The Company owns, directly or indirectly, up to 100% of the share capital of these subsidiaries. The stated net earnings figures (rounded up to whole euro figures) are taken from the financial statements and/or accounting systems those subsidiaries prepared in accordance with applicable national law.

Name, Registered Office	Area of Operations	Subscribed share capital as of December 31, 2004	Carrying value of interests as at December 31, 2004 (IFRS)	Reserves as at December 31, 2004 (IFRS)	MTU Aero Engines GmbH receivables/ (liabilities) due from subsidiaries as at December 31, 2004 (IFRS)	Net income (loss) for the year to December 31, 2004 (IFRS)	Amount transfered under profit and loss pooling agreement for 2004 (German GAAP)
		(€ in thousands)					
MTU Maintenance Hannover GmbH, Langenhagen	Overhaul, maintenance and repair of civil aircraft engines	15,339	138,429	123,090	(4,717)	(8,780)	8,756
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde .	Maintenance, aircraft propulsion systems, assembly of new low pressure turbines, repair and maintenance of industrial gas turbines	10,226	105,415	95,189	18,815	(1,235)	213
ATENA Engineering GmbH, Munich(1) . .	Engineering office for high technology services	25	4,290	4,265	(4)	606	
RSZ Beteiligungs- und Verwaltungs GmbH, Munich	Asset management; holding of ownership interest in Vericor Power Systems L.L.C.	25	13,427	13,402	0	(1)	
MTU Aero Engines North America Inc., Rocky Hill, Connecticut, USA . .	Development of engine components, production of rotating components such as disks, rings and shafts	800	5,515	4,576	0	(2,951)	
MTU Maintenance Canada Ltd., Richmond, British Columbia, Canada .	Overhaul, maintenance and repair of civil aircraft engines	18,480	0	(19,908)	246	867	

(1) We contracted to sell all of our shares in ATENA Engineering GmbH pursuant to an agreement dated May 17, 2005 (see "Recent Business Developments and Outlook").

Management

The governing bodies of MTU Aero Engines Holding AG are the management board (*Vorstand*), supervisory board (*Aufsichtsrat*) and the shareholders' meeting. The powers of these governing bodies are determined by the Stock Corporation Act (*Aktiengesetz*), the articles of association (*Satzung*) and the procedural rules of the management board and supervisory board.

The management board conducts our business in accordance with the relevant statutes, the articles of association and its procedural rules. It represents the Company in dealings with third parties. The management board is responsible for ensuring that appropriate risk management and risk control systems are put in place, so that any developments that might jeopardize our continuing existence can be recognized early. The management board also has an obligation to issue periodic reports (at least annually) to the supervisory board on the business plans, policy and other fundamental issues of company planning (specifically financial, investment and personnel planning), unless changes in our situation or upcoming issues require prompt reporting. In particular, the management board reports on deviations from the key budget figures with respect to incoming orders, sales, cash flow, EBITDA and investments amount pursuant to the annual business plan, as well as increases of more than 5% in the number of employees pursuant to the annual personnel costs plan. At the supervisory board meeting, during which the annual financial statements are discussed, the management board reports on the profitability of the Company, in particular the return on equity, and also reports on a regular basis (at least quarterly) on the status of the business, especially sales, and on the situation of the Company. In general, the management board reports to the supervisory board on any transactions that may be of material importance to the profitability or liquidity of the Company in a timely manner such that the supervisory board has the opportunity to express its opinion on such transactions prior to their implementation. The management board's reporting must also comprise subsidiary companies and joint ventures within the meaning of Section 310 of the German Commercial Code (*Handelsgesetzbuch*). The management board must report any "important matters," within the meaning of Section 90(1) sent. 3 of the German Stock Corporation Act, to the chairman of the supervisory board. Important matters may include affiliates if their involvement in such matters could have a material effect on the Company.

Simultaneous membership on the management board and supervisory board is not permissible in stock corporations (*Aktiengesellschaften*) organized under German law.

The supervisory board appoints the members of the management board and is authorized to dismiss them for good cause. The supervisory board advises the management board on managing the Company and oversees its management activities. Pursuant to the German Stock Corporation Act, the supervisory board is not authorized to manage the Company. Pursuant to a resolution dated May 2, 2005, the supervisory board issued rules of procedure for the management board which provide that the management board may undertake certain actions solely with the consent of the supervisory board. Transactions that require the consent of the supervisory board currently include the following:

- Adoption of the annual budget and establishment of the annual investment plan. Such budget planning is a component of a three-year plan that is submitted to the supervisory board and continually updated.
- Appointment of representatives of the Company with comprehensive power of representation (*Generalbevollmächtigte*).
- Acquisition, disposal or encumbrance of ownership interests in other companies with a transaction value greater than €10 million.
- Acquisition, disposal or encumbrance of real property, rights equivalent to real property ownership and rights in real property with a value of greater than €5 million.
- Assumption of suretyships, guarantees, parent comfort letters, bill of exchange obligations or the creation of any other security interest with a value of more than €10 million or which occurs outside of the ordinary course of business.
- Participation in risk and revenue sharing partnerships, if the total investment (including entry fees, start-up losses and R&D expenditures) exceeds €100 million in the first five years.

- Substantial changes in the Company's field of operations.
- Issuance or assumption of guarantees for bonds and long-term certificates of indebtedness.
- Transactions with persons (Section 15 of the German Tax Code (*Abgabeverordnung*)) related to members of the management board, in particular loan transactions.
- Conclusion, amendment or termination of inter-company agreements within the meaning of Sections 291 and 292 of the German Stock Corporation Act.
- Any donations to political parties.
- Restructuring measures that lead to the closure of a site and the loss of more than 250 jobs.
- Conclusion of settlements and other waivers of rights that trigger a payment by the Company of more than €10 million.
- Speculative treasury transactions, in particular transactions involving derivatives and currency futures transactions, with a risk of more than €1 million. Treasury transactions are considered speculative if such transactions are not based on an underlying operating business and, accordingly, do not serve to appropriately hedge existing risks. Monetary investments whose rating is lower than "investment grade" are also considered speculative.
- Other transactions that are similarly capable of fundamentally altering the Company's results of operations, financial condition, liquidity or risk position or that are not part of the Company's ordinary course of business.

The members of our management board and supervisory board owe a duty of loyalty and a duty of care to the Company. In doing so, members of these governing bodies must take into consideration a broad spectrum of interests, including, but not limited to, those of the Company, its shareholders, its employees and its creditors. The management board must also take into consideration the shareholders' rights to equal treatment and equal information. Should the members of the management board or the supervisory board breach these duties, they are jointly and severally liable to the Company for damages. The members of the management board and the supervisory board are covered by directors and officers insurance.

Generally, a shareholder has no right to commence direct action against members of the management board or the supervisory board if it believes that any members have breached their fiduciary duties. Only the Company is entitled to claim damages from members of the management board or supervisory board. The Company may not waive or settle any claim until three years after it arose and only if the shareholders' meeting so resolves by simple majority, provided further that a minority of shareholders, holding in the aggregate 10% or more of the registered share capital, do not raise a written objection.

Under German law, individual shareholders (like any other person) are prohibited from exercising their influence over the Company in order to cause a member of the management board or the supervisory board to act in a manner that would harm the Company. Shareholders who have a controlling influence may not use such influence to cause the Company to act against its interest, unless the resulting damage is compensated for. Any person who uses its influence to cause a member of the management board or the supervisory board, an authorized representative (*Prokurist*), or any person holding a commercial power of attorney to act in a manner that may harm the Company or its shareholders, will be required to compensate the Company and its shareholders for the resulting damage. In addition, the members of the supervisory board and the management board are jointly and severally liable for breach of their duties.

Pursuant to Section 245 (1) of the German Transformation Act (*Umwandlungsgesetz*), the Selling Shareholder and the Participation Partnership, as shareholders who voted for the transformation of the Company into a German stock corporation, are deemed to be the founders of the Company.

MANAGEMENT BOARD (*VORSTAND*)

Pursuant to the Company's articles of association (*Satzung*), the management board must have at least two members. The supervisory board (*Aufsichtsrat*) determines the actual number of management board members. At present, the management board consists of four members.

In accordance with the current rules of procedure, the management board members are jointly responsible for the overall management of the Company. Each member manages one division, and is responsible for managing such division within the scope of resolutions adopted by the management board. To the extent that measures and transactions simultaneously affect one or more divisions, the relevant management board member coordinates his or her actions with the other relevant management board member(s). The entire management board addresses any matters that, pursuant to applicable law, the articles of association or the rules of procedure of the management board, require a resolution of the management board. In particular, such matters include those of material importance and consequence for the Company or its affiliates and those associated with extraordinary economic risk. Resolutions by the management board require a simple majority unless, according to applicable law or the articles of association, higher majorities are required. If the required majority is not obtained, the chairman of the management board has a casting vote.

Pursuant to the articles of association, the supervisory board may appoint one management board member as chairman. The current rules of procedure provide that the chairman of the management board is responsible for coordinating all divisions managed by the members of the management board. The chairman must direct the leadership of all divisions uniformly toward the objectives determined by the resolutions of the management board. The chairman may request information from the members of the management board at any time, and may specify that the chairman must be informed in advance with regard to certain types of transactions. The chairman of the management board represents the Company in public, particularly in dealings with authorities, trade associations, economic organizations and the media. The Chairman may delegate such tasks with regard to certain matters, or in special cases, to another member of the management board. The chairman of the management board represents the management board vis-à-vis the supervisory board and its members, and ensures that the chairman of the supervisory board is regularly informed about all business matters and the situation of the Company. The chairman of the management board must promptly report important matters and business items that may significantly impact the situation of the Company to the chairman of the supervisory board. If the chairman of the management board is prevented from such reporting, an appointed deputy chairman, or alternatively the management board member oldest in age, shall assume the rights and duties of the chairman of the management board (except for the right to a casting vote if a majority is not reached with regard to decisions taken by the management board).

The supervisory board appoints each member of the management board for a maximum term of five years. Re-appointment or extension of a term (in each case for a maximum of five years) is permitted. Pursuant to the rules of procedure of the supervisory board, the age limit for members of the management board is 65. The supervisory board may revoke the appointment of a management board member prior to the expiration of his term for good cause, such as a gross violation of his fiduciary duties, or if the shareholders' meeting passes a vote of no confidence with regard to the relevant management board member.

The supervisory board has issued rules of procedure for the management board effective May 2, 2005.

The Company is represented by two members of the management board or one member of the management board acting jointly with an authorized representative (*Prokurist*).

At present, the following persons are members of the management board:

Udo Stark (Chairman of the management board) (age: 57): Having studied business in Tübingen und Saarbrücken graduating as a *Diplom-Kaufmann*, Stark began working in 1970 at the Röchlingschen Eisen- und Stahlwerke. From 1971 to 1973, he studied at the Harvard Business School in Boston graduating with an MBA. Thereafter, Stark worked for the Dutch Akzo-Nobel-Group until 1991, his last position being chairman of the management board of Enka AG/bv with global responsibility for the chemical fiber and plastics business. Subsequently, Stark was chairman of the management board of AGIV AG in Frankfurt am Main from 1991 to 2000. In 2001, Stark was appointed chairman of the shareholders' committee at Messer

Griesheim GmbH. From 2003 to 2004, he was chairman of the management board at MG Technologies AG. Since January 1, 2005, Stark has been chairman of the management board of MTU Aero Engines GmbH, and following the Company's transformation into a German stock corporation, Stark became chairman of the management board of the Company.

Reiner Winkler (Member of the management board) (age: 43): After graduating from business school in Marburg with the degree of *Diplom-Kaufmann*, Winkler began his career in 1985 working in the Central Division Business/Organization (*Zentralbereich Betriebswirtschaft/Organization*) of Siemens AG in Munich. In 1988, Winkler joined the Group Planning and Controlling Division of Daimler-Benz AG (later renamed DaimlerChrysler AG). In 1993, Winkler began employment at TEMIC Telefunken Microelectronic GmbH, a subsidiary of DaimlerChrysler AG, where he held several positions in the Finance and Controlling Division, until he was promoted in 1998 to managing director Finance/Controlling. In 2001, Winkler became a managing director of MTU Aero Engines GmbH, with responsibility for Finance/ Controlling. Following the Company's transformation into a German stock corporation, Winkler was appointed to the management board, with responsibility for Finance / Human Resources and IT (CFO).

Dr. Michael Süß (Member of the management board) (age: 41): Dr. Süß studied mechanical engineering, specializing in manufacturing technology and production engineering at the Technical University in Munich and began his professional career at BMW in 1986. In 1994, he obtained his doctorate in macroeconomy (*Dr. rer. pol.*) at the *Institut für Arbeitswissenschaften* at the University of Kassel, and in 1995 he joined IDRA AG in Brescia, Italy as technical managing director. In late 1995, he assumed responsibility for the division Management of Operations Planning at Porsche AG, and afterwards became head of the department of Chip Removal and Mechanical Manufacture in Motor Construction (*Zerspanung und mechanische Fertigung im Motorenbau*), and subsequently led the "Costcenter Aggregate." From 1999 to 2001, Dr. Süß was a member of the management board of Mössner AG, and following the takeover of Mössner AG by the Georg-Fischer Group, he led the integration of Mössner AG into the Georg-Fischer Group as chairman of the management board. Beginning on October 1, 2001, Dr. Süß was appointed managing director of the Company. Following the Company's transformation into a German stock corporation, Dr. Süß was appointed to the management board in May 2005, with responsibility for Technology (COO).

Bernd Kessler (Member of the management board) (age: 47): Kessler studied mechanical engineering, specializing in manufacturing technology and production engineering at the *Fachhochschule* Konstanz and graduated as *Diplom-Ingenieur*. Between 1990 and 1993, he attended City University Bellevue (U.S.A.) and graduating with an MBA, and in 1996 he participated in an executive training program at Harvard Business School in Boston. In 1984, Kessler began his professional career at AlliedSignal Aerospace GmbH in Raunheim. In 1994, he transferred to AlliedSignal Aerospace Services and became managing director of its subsidiary Components North America in Anniston, Alabama (U.S.A.). In 1996, Kessler assumed the position of managing director of Aftermarket Europe (AlliedSignal Aerospace Services) in Europe. Beginning in 1999, Kessler was vice president & general manager at Honeywell Aerospace, Phoenix, Arizona (U.S.A.), where he was responsible for the global business unit Honeywell After Market Service. Kessler has been a member of the management board of the company since August 1, 2004, and following the Company's transformation into a German stock corporation, was appointed to the management board in May of 2005. Kessler is responsible for Commercial MRO.

Members of the management board may be reached at the Company's business address.

In fiscal 2004, the total remuneration for all managing directors (*Geschäftsführer*) of the Company amounted to €3,728,000 (including remuneration paid by Group companies). Pension provisions in the amount of €921,000 have been made. Going forward, the remuneration of the management board members will be determined based on a compensation system that, in addition to the base compensation, provides for annual variable compensation of 0% to 100% of the base compensation. The variable compensation will depend on the attainment of certain earnings figures.

No judgments or criminal sanctions relating to any violations of any domestic or international criminal or securities law provisions have been imposed on the members of our management board over the preceding five-year period.

At present, the members of our management board and Dr. Klaus Steffens as member of our supervisory board indirectly hold a total of approximately 6.42% of the shares of the Company and therefore an aggregate of 2,568,000 shares of the Company (before the capital increase in connection with the Offering). For further information on the Management Equity Participation Program, see "General Information on the Company—Management Equity Participation Program."

As part of the Offering, members of our management board have been granted the opportunity to purchase, on a preferential basis, shares at the Offer Price and at discounts to the Offer Price (see "The Offering—Preferential Allotment").

At present, the Company has neither granted any loans to members of the management board, nor has it assumed any guarantees for them. During the current and previous fiscal years, no member of our management board has been involved in any transaction of the Company outside the ordinary course of business or in any other transaction of the Company of unusual type or nature or in any unusual ongoing transaction from prior fiscal years.

SUPERVISORY BOARD (*AUFSICHTSRAT*)

Pursuant to the Company's articles of association (*Satzung*) and Sections 95 and 96 of the German Stock Corporation Act (*Aktiengesetz*) in conjunction with Section 5(1) of the German Co-Determination Act of 1976 (*Mitbestimmungsgesetz*), the supervisory board is composed of twelve members, six of whom are appointed by the shareholders at the shareholders' meeting in accordance with the relevant provisions of the German Stock Corporation Act, and six of whom are elected by the employees in accordance with the provisions of the German Co-Determination Act of 1976.

Pursuant to the Company's articles of association, no more than two former members of the Company's management board may be members of the supervisory board. To the extent that the shareholders' meeting does not provide for a shorter term, supervisory board members and, if applicable, their substitute members, are, pursuant to the Company's articles of association and Section 102 of the German Stock Corporation Act, elected for a term expiring on the shareholders' meeting that formally ratifies the actions of the supervisory board members for the fourth fiscal year following the commencement of the relevant member's term of office. The fiscal year in which the term commences is not included in calculating such period.

A successor to any supervisory board member departing prior to the expiration of his or her term is elected for the remainder of the term of the departing supervisory board member, provided the shareholders' meeting does not stipulate a different term for such successor. A substitute member may be appointed at the same time as the appointment of a supervisory board member. Such substitute member will join the supervisory board upon the premature departure of the relevant supervisory board member, provided no successor is appointed for the departing member. The substitute member's supervisory board membership expires as soon as a successor for the departed supervisory board member has been appointed, but no later than upon expiration of the departing member's initial term.

Pursuant to the Company's articles of association, any member or substitute member of the supervisory board may resign for any reason by serving written notice to the chairman of the supervisory board or of the management board. Such notice will become effective at the end of the calendar month following such notice. The chairman of the supervisory board (or the deputy chairman, in the case of the chairman's resignation) may elect to shorten this period or eliminate the period altogether. Pursuant to the Company's articles of association, the term of a supervisory board member will expire in any event at the end of the shareholders' meeting following the supervisory board member's 70th birthday.

Pursuant to the provisions of Sections 27(1) and (2) of the German Co-determination Act, the supervisory board elects a chairman and a deputy chairman. Unless a shorter term of office was stipulated at election, the term of appointment of the chairman and the deputy chairman will correspond to their supervisory board membership. The election is to be held following the shareholders' meeting resolving on the appointment of the supervisory board members; no special invitation is required for such meeting of the supervisory board. Should the chairman or the deputy chairman leave office prematurely, the supervisory

board must, without undue delay, elect a new chairman or deputy chairman for the departing chairman's or deputy chairman's remaining term of office.

The chairman of the supervisory board (or if the chairman is unable, the deputy chairman) is responsible for calling and chairing supervisory board meetings. The supervisory board has the required quorum if, following due and proper notice to all members, at least half of its members participate in adopting the relevant resolutions. Members that abstain from voting are also deemed to be participating in the adoption of resolutions.

Unless a different majority is prescribed by law, the supervisory board adopts resolutions by a simple majority of votes cast. The foregoing also applies to elections. In the absence of a majority, the chairman of the supervisory board shall have a casting vote. The deputy chairman of the supervisory board may not exercise such casting vote.

Pursuant to a resolution dated May 2, 2005, the supervisory board of the Company issued internal rules of procedure.

In addition to the mandatory mediation committee and to the extent permitted by law, the supervisory board may form additional committees to which the supervisory board may delegate its decision-making powers. At present, the supervisory board has three committees: the mediation committee, as required by Section 27(3) of the German Co-determination Act, a personnel committee and an audit committee. The mediation committee exercises the duties set forth in Section 31(3) of the German Co-determination Act. In the event that management board members cannot be appointed with the required two-thirds majority, a resolution of the supervisory board may be passed by simple majority upon the mediation committee's proposal. The personnel committee prepares, among other things, the supervisory board's decisions with respect to members of management, in particular the appointment and dismissal of management board members and the appointment of the management board chairman. In addition, it adopts resolutions for the supervisory board relating to the execution, modification and termination of management board members' service and pension agreements, as well as the management board members' remuneration. The audit committee prepares, among other things, the supervisory board's decisions concerning the adoption of the annual financial statements and the approval of the consolidated financial statements. The audit committee also prepares the terms of engagement of the statutory auditors (in particular, the audit agreement, the focus of the audit, and the fee arrangements). It also takes measures to ensure and monitor the independence of the auditors. The audit committee also assists the supervisory board in overseeing management and deals specifically with risk management issues.

The names and functions of the current members of the supervisory board of the Company are as follows:

Name	Function	Additional supervisory board mandates and/or mandates on comparable supervisory entities of foreign or domestic commercial companies
Johannes P. Huth	Managing Director of Kohlberg Kravis Roberts & Co. Ltd.	A.T.U. Auto-Teile-Unger Holding GmbH Demag Cranes & Components GmbH Demag Holding S.à r.l. Deutsche Umwelt Investment AG Duales System Deutschland AG Mannesmann Plastics Machinery GmbH MTU Aero Engines GmbH Zumtobel AG
Reinhard Gorenflos . . .	Managing Director of Kohlberg Kravis Roberts & Co. Ltd.	Demag Cranes & Components GmbH Demag Holding S.à r.l. Duales System Deutschland AG Mannesmann Plastics Machinery GmbH MTU Aero Engines GmbH Zumtobel AG
Oliver Haarmann	Fund Manager, Kohlberg Kravis Roberts & Co. Ltd.	A.T.U. Auto-Teile-Unger Holding GmbH, Duales System Deutschland AG Mannesmann Plastics Machinery GmbH MTU Aero Engines GmbH
Prof. Dr. Walter Kröll .	President of Helmholtz-Gemeinschaft Deutscher Forschungszentren e.V.	Wincor Nixdorf AG Siemens AG MTU Aero Engines GmbH
Prof. Dr. Sigmar Wittig .	Chairman of the management board of DLR Deutsches Zentrum für Luft- und Raumfahrt	MTU Aero Engines GmbH
Dr. Klaus Steffens	Engineer (Diplom-Ingenieur)	MTU Aero Engines GmbH
Günter Sroka	Chairman of the group workers' council of MTU Aero Engines GmbH	MTU Aero Engines GmbH
Josef Hillreiner	Deputy chairman of the workers' council of MTU Aero Engines GmbH	MTU Aero Engines GmbH
Babette Haas	Head of the business administration division, IG Metall management board	EDAG Engineering & Design AG MTU Aero Engines GmbH Harmann Becker Automotive Systems GmbH
Josef Mailer	Optional (freigestellt) member of the workers' council of MTU Aero Engines GmbH	MTU Aero Engines GmbH
Michael Keller	Senior Vice President Rotor/Stator/ Production Service Representative of Management	MTU Aero Engines GmbH
Harald Flassbeck	Senior Agent (Erster Bevollmächtigter) of the IG Metall administrative center (Verwaltungsstelle) München	MTU Aero Engines GmbH MAN Nutzfahrzeuge

At the time the Company was transformed into a German stock corporation (*Aktiengesellschaft*), the members of the supervisory board were already members of the supervisory board of the Company (in its prior form of a company with limited liability (*Gesellschaft mit beschränkter Haftung—GmbH*)), and, in accordance with Section 203 sent. 1 of the German Transformation Act (*Umwandlungsgesetz*), retained their membership following the transformation of the Company into a stock corporation. The right under Section 203 sent. 2 of the German Transformation Act to terminate office prematurely was waived. Both the shareholder representatives and the employee representatives on the supervisory board are appointed for a term expiring at the conclusion of the shareholders' meeting that formally ratifies their respective actions for the fiscal year 2008.

The members of the supervisory board can be reached at the Company's business address.

The members of the supervisory board receive a fixed annual remuneration of €30,000. The chairman receives three times this amount, and the deputy chairman 1.5 times this amount. Each member of the supervisory board who serves on a committee receives an additional €5,000 annually, and an additional €10,000 if such member is chairman of the committee. This does not apply to members that serve on the committee formed for the purpose of fulfilling the task designated in Section 31(3) of the German Co-Determination Act. Service on this committee does not entitle the member to additional remuneration. Members of the supervisory board who have been members of the supervisory board or have served as chairman or deputy chairman for only part of a fiscal year receive pro rata remuneration for each relevant month. In addition to their annual remuneration, members of the supervisory board are entitled to an attendance fee of €3,000 for each supervisory board and committee meeting attended, but not more than €3,000 per day. The Company reimburses supervisory board members for necessary out-of-pocket expenses evidenced by receipts. If the members of the supervisory board are entitled to invoice VAT separately and exercise this right, the Company reimburses the relevant VAT amount. The Company grants the members of the supervisory board appropriate insurance coverage. In particular, the Company purchases directors and officers insurance.

At present, the members of the supervisory board do not hold any shares of the Company. Johannes P. Huth, Reinhard Gorenflos and Oliver Haarmann, however, hold an indirect interest in the Selling Shareholder. Furthermore, the supervisory board member Dr. Klaus Steffens holds an interest in the MEP. In conjunction with the Offering, we intend to offer the members of the supervisory board a preferential allotment of shares at the Offer Price (see "The Offering—Preferential Allotment"). The Company has neither granted any loans to supervisory board members nor underwritten any guarantees for any supervisory board members. During the current and prior fiscal years, the members of our supervisory board were not and are currently not involved in any transactions of the Company outside the ordinary course of business or in any other transactions of the Company of an unusual type or nature or in any unusual ongoing transactions from prior fiscal years.

SHAREHOLDERS' MEETING

The shareholders' meeting is held at the Company's registered office or in a city within the Federal Republic of Germany having more than 100,000 residents or within 50 kilometers of the Company's registered office.

Each no par value share carries one vote at the shareholders' meeting. According to the laws governing stock corporations in Germany, in addition to a majority of votes cast, resolutions of fundamental importance also require a majority of no less than three quarters of the registered share capital represented at the meeting convened to pass such resolution. Resolutions of fundamental importance include:

- capital increases which exclude subscription rights;
- capital decreases;
- the creation of authorized or contingent capital;
- the sale, spin-off, or transfer of the Company's entire assets;
- the execution of inter-company agreements (in particular, controlling and profit and loss transfer agreements);
- any change of the legal form of the Company; and
- the dissolution of the Company.

To the extent that the Selling Shareholder (depending on attendance levels at the shareholders' meetings) holds a *de facto* majority of three-fourths at the shareholders' meeting, it may pass a resolution concerning capital measures by virtue of its shareholding. See "Risk Factors—Risks Related to the Offering—The interests of our principal shareholders may be inconsistent with your interests."

The shareholders' meeting may be called by the management board (*Vorstand*), the supervisory board (*Aufsichtsrat*) or by shareholders holding an aggregate of 5% of the registered share capital. The supervisory board must call a shareholders' meeting if the interests of the Company so require. The annual shareholders' meeting is held within the first eight months of each fiscal year. Pursuant to the Company's

articles of association (*Satzung*), those shareholders whose shares are registered in the stock register of the Company and who have registered their shares with the Company no later than 7 days prior to the shareholders' meeting, may attend a shareholders' meeting and exercise their voting rights.

Neither German law nor the Company's articles of association restrict the right of foreign shareholders or shareholders who are not domiciled in Germany to hold shares or to exercise the attached voting rights.

CORPORATE GOVERNANCE

The Company intends to substantially follow the recommendations included in the German Corporate Governance Codex, as amended on May 21, 2003, and will, during the current fiscal year, provide and maintain a permanently accessible statement pursuant to Section 161 of the German Stock Corporation Act (*Aktiengesetz*).

RELATIONSHIP TO THE SELLING SHAREHOLDER

Prior to commencement of the Offering, the Company's majority shareholder was Blade Lux Holding Two S.à r.l., which held a total of approximately 91.86% of the Company's shares (36,742,080 no par value shares). The Participation Partnership held the remaining 8.14% (3,257,920 no par value shares).

Blade Lux Holding Two S.à r.l. is wholly owned by Blade Lux Holding One S.à r.l., a Luxembourg company with limited liability incorporated under the laws of Luxembourg. The shareholders of Blade Lux Holding One S.à r.l. are KKR European Fund L.P. (75%), KKR Millenium Fund (Overseas) L.P. (24.04%), and KKR Partners (International) L.P. (0.96%).

Assuming all of the shares offered in the Offering (15,000,000 New Shares and 16,000,000 Existing Shares) are placed and the Greenshoe Option (up to 4,650,000 Greenshoe Shares) is exercised in full, Blade Lux Holding Two S.à r.l. will hold approximately 29.3% (16,092,080 no par value shares) of our share capital following the Offering.

Blade Lux Holding Two S.à r.l. may exert a controlling influence on the Company. So long as Blade Lux Holding Two S.à r.l. exerts a controlling influence on the Company, the Company's management board is required (as are all German stock corporations (*Aktiengesellschaften*) with a single controlling shareholder) to prepare an annual "dependent company report" (*Abhängigkeitsbericht*) on the Company's relationship with Blade Lux Holding Two S.à r.l. and it affiliates. This dependent company report, which is designed to protect the Company's creditors and outside shareholders, must include a statement as to whether the Company has received appropriate consideration for any transactions with Blade Lux Holding Two S.à r.l. and its affiliates, and that it was not impaired by any acts or omissions. The dependent company report must be reviewed and its accuracy confirmed by the Company's auditors. The supervisory board must also review the dependent company report and present the results of its review to the shareholders' meeting; this presentation must also include comments on the auditor's review and confirmation.

For further information on transactions with Blade Lux Holding Two S.à r.l. and its affiliates, see "Business Transactions and Legal Relationships with Related Parties" and "Risk factors—Risks Related to the Offering—The interests of our principal shareholders may be inconsistent with your interests."

Business Transactions and Legal Relationships with Related Parties

The following material legal relationships exist or existed between the Company and its related parties:

In the past, MTU Aero Engines has retained the consulting services of Kohlberg Kravis Roberts & Co. and affiliated companies on the basis of a consulting agreement concluded on April 6, 2004. These consulting services relate, in particular, to financing, potential acquisitions, questions relating to strategic matters and the implementation of capital measures. In the fiscal year 2004, the Company paid a total of €1 million to Kohlberg Kravis Roberts & Co. and affiliated companies as compensation for their services. In addition, pursuant to the consulting agreement, we agreed to compensate Kohlberg Kravis Roberts & Co. and their affiliated companies for all expenses incurred in connection with their services provided and to indemnify them against all liabilities and obligations arising in connection with consulting services provided to us. The consulting agreement will be terminated as of June 5, 2005. The Company expects that compensation for services provided so far during the current fiscal year will amount to approximately € 0.5 million. In addition, KKR received a one-time payment (as is common in such transactions) upon the (indirect) acquisition by the Company of the legal predecessor of MTU Aero Engines GmbH.

On December 17, 2003, Blade Lux Holding Two S.à r.l. granted the Company a shareholder loan of €69.0 million. In 2004, the Company repaid approximately €1.4 million of this loan. On March 25, 2005, the loan was increased by approximately €1.6 million, and as of March 31, 2005 the amount of the loan was approximately €71.7 million. The interest rate of the loan is 3% per annum. The loan matures on the later of either (i) December 31, 2007; (ii) the day following the day on which the Vendor Loan has been fully repaid (see "The Offering—Use of Proceeds); or (iii) the day following the day of an acquisition of the outstanding loan amount by a Group company. Immediately following receipt of the proceeds of the Capital Increase, the Company intends to repay the shareholder loan, including accrued interest to Blade Lux Holding Two S.à r.l., which is permissible, pursuant to the underlying loan agreement, without incurrence of a prepayment penalty.

Until the end of 2003, we were a part of the DaimlerChrysler Group of companies. See "General Information on the Company—Company History." During this time, a regular exchange of services occurred between us and other DaimlerChrysler Group companies. In particular, in 2002 and 2003, the legal predecessor of MTU Aero Engines GmbH paid a fee for group services of €5 million to a DaimlerChrysler Group company. In addition, the legal predecessor of MTU Aero Engines GmbH paid €541 million in the fiscal year 2002, and €281 million in the fiscal year 2003, as compensation for services and as dividends and other profit distributions to DaimlerChrysler Group companies. In 2003, the legal predecessor of MTU Aero Engines GmbH received €229 million as consideration for shares transferred to a DaimlerChrysler Group company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Flow For the Years Ended December 31, 2004, 2003 and 2002—Cash Flow From Financing Activities". With the exception of the Vendor Loan described in "The Offering—Use of Proceeds", we do not currently maintain any significant legal relationships with any DaimlerChrysler Group company.

In addition, the Company has various other legal relationships with other companies within our Group. Certain members of the Company's management board (*Vorstand*) and supervisory board (*Aufsichtsrat*) are members of the management of these companies.

Such legal relationships include a loan agreement (the "Forex Loan Agreement") originally between the Company as borrower and an associated company of the Selling Shareholder as lender. The original amount of the loan pursuant to the Forex Loan Agreement was approximately €162 million, and represented the value of certain obligations of DaimlerChrysler (for information on the acquisition by the Company and its subsidiaries of the legal predecessor of MTU Aero Engines GmbH, see "General Information on the Company—Company History") to the legal predecessor of MTU Aero Engines GmbH arising from foreign exchange contracts, plus €1 million corresponding to the amount of registered share capital of the original lender under the Forex Loan Agreement (an affiliated company of the Selling Shareholder). At the time the Company and its subsidiaries acquired the legal predecessor of MTU Aero Engines GmbH, the obligations arising from these foreign exchange contracts were assumed by the original lender, who received

approximately €161 million from DaimlerChrysler as compensation. Pursuant to the Forex Loan Agreement, the funds from this compensation were loaned to MTU Aero Engines Zweite Holding GmbH, the former direct subsidiary of the Company, and were ultimately contributed to MTU Aero Engines GmbH. On March 25, 2005, the former lender paid its obligations to MTU Aero Engines GmbH arising from the foreign exchange contracts by assigning certain of its claims (approximately €74 million) under the Forex Loan Agreement from MTU Aero Engines Zweite Holding GmbH to MTU Aero Engines GmbH. The loan granted on the basis of the Forex Loan Agreement is separated into tranches that mature in conjunction with the obligations from the foreign exchange contracts. Upon registration with the commercial register (*Handelsregister*) on May 10, 2005, MTU Aero Engines Zweite Holding GmbH was merged into the Company, whereby the obligations to MTU Aero Engines GmbH under the Forex Loan Agreement were transferred to the Company.

In addition, another loan agreement in the amount of approximately €0.5 million exists between the Company as borrower and MTU Aero Engines GmbH as lender. This loan will mature on December 31, 2015 and bears interest at 4% per annum. The loan amount was used by an affiliate of the Selling Shareholder to finance costs arising in connection with the assumption of the foreign exchange obligations mentioned above and in connection with the Forex Loan Agreement. Originally, the loan agreement had been concluded between MTU Aero Engines Zweite Holding GmbH, the direct subsidiary of the Company, as borrower and MTU Aero Engines GmbH as lender. As a result of the merger of MTU Aero Engines Zweite Holding GmbH into the Company, as registered with the commercial register on May 10, 2005, the obligations under the loan agreement have been transferred to the Company.

The Company (as the controlling entity) and its direct subsidiary MTU Aero Engines Investment GmbH (as the controlled entity) have entered into a profit and loss transfer agreement whereby MTU Aero Engines Investment GmbH is obligated to transfer profits to the Company and whereby the Company is obligated to assume the losses incurred by MTU Aero Engines Investment GmbH. This profit and loss transfer agreement was concluded on November 15, 2004 by MTU Aero Engines Dritte Holding GmbH, the former indirect subsidiary of the Company, and MTU Aero Engines Investment GmbH, and registered with the commercial register of MTU Aero Engines Investment GmbH on November 18, 2004. Upon registration with the commercial register on May 10, 2005, MTU Aero Engines Dritte Holding GmbH was merged into MTU Aero Engines Zweite Holding GmbH, whereby MTU Aero Engines Zweite Holding GmbH assumed the profit and loss transfer agreement. Subsequently, upon registration with the commercial register on May 10, 2005, MTU Aero Engines Zweite Holding GmbH was merged into the Company, whereby the Company assumed the profit and loss transfer agreement. In connection with this profit and loss transfer agreement, an additional loan agreement in the amount of approximately €39.3 million exists between the Company as lender and MTU Aero Engines Investment GmbH as borrower. This loan will mature on December 31, 2015 and bears interest at 3% per annum. The loan agreement between MTU Aero Engines Dritte Holding GmbH and MTU Aero Engines Investment GmbH was concluded on February 14, 2005. The amount due under this loan corresponds to the amount due to MTU Aero Engines Dritte Holding GmbH by MTU Aero Engines Investment GmbH for a transfer of profits for fiscal year 2004, which was converted into the current claim. As a result of the mergers described above, the loan agreement was first transferred to MTU Aero Engines Zweite Holding GmbH and subsequently transferred to the Company.

Furthermore, MTU Aero Engines Investment GmbH (as the controlling company) and its direct subsidiary MTU Aero Engines GmbH (as the controlled company) have entered into a profit and loss transfer agreement whereby MTU Aero Engines GmbH is obligated to transfer profits to MTU Aero Engines Investment GmbH and whereby MTU Aero Engines Investment GmbH is obligated to assume losses incurred by MTU Aero Engines GmbH. This profit and loss transfer agreement was concluded on November 15, 2004 and was registered with the commercial register of MTU Aero Engines GmbH on November 18, 2004. In connection with this profit and loss transfer agreement, an additional loan agreement, dated February 14, 2005, in the amount of approximately € 41.1 million exists between MTU Aero Engines Investment GmbH as lender and MTU Aero Engines GmbH as borrower. This loan will mature on December 31, 2015 and bears interest at 3% per annum. The amount due under the loan corresponds to the amount due to the former MTU Aero Engines Investment GmbH by MTU Aero Engines GmbH for the transfer of profits for fiscal year 2004, which was converted into the current claim.

The legal relationships of the Company with the members of the management board are described in "Management—Management Board (*Vorstand*)."

Taxation in the Federal Republic of Germany

The following section contains a short summary of certain material German tax principles that are or may become relevant with respect to the acquisition, holding, or transfer of shares. This summary does not purport to be a comprehensive or complete description of all German tax considerations that may be relevant to shareholders. The summary is based upon domestic German tax law in effect as of the date of this Offering Circular and upon the double taxation treaties currently in force between Germany and other countries. It should be noted that the laws or treaties may change, and that such changes may also have retroactive effect.

Prospective purchasers of the shares offered hereby are advised to consult their tax advisors as to the tax consequences of the acquisition, holding, and transfer of shares, and as to the procedures that must be followed to receive a refund of German withholding tax (*Kapitalertragsteuer*). The specific tax situation of each shareholder can only be adequately addressed by individual tax advice.

TAXATION OF THE COMPANY

Profits earned by German corporations are generally subject to a uniform corporate income tax at the rate of 25%, plus a solidarity surcharge (*Solidaritätszuschlag*) of 5.5% thereon (resulting in a total tax liability of about 26.4%), whether profits are distributed or retained.

Ninety-five percent of dividends or other profit shares received by the Company from domestic or foreign corporations are generally exempt from corporate income tax. The remaining 5% of such income are considered non-deductible business expenses and, as such, are subject to corporate income tax (including the solidarity surcharge). The same applies to profits generated by the Company from the sale of shares in another domestic or foreign corporation.

In addition, German corporations are subject to trade tax with respect to income from permanent establishments in Germany. The effective trade tax rate depends upon the local municipalities in which the Company maintains permanent business establishments. Trade tax generally amounts to approximately 15% to 25% of the trade tax base, depending upon the local tax rate of the municipality. Trade tax qualifies as a deductible business expense for purposes of calculating the corporate income tax base and trade tax base.

Profit shares received from domestic or foreign corporations and capital gains from the sale of shares in other corporations generally are afforded the same treatment for trade tax purposes as for income tax purposes. However, 95% of profit shares are tax-exempt only if the Company has held at least 10% of the registered share capital of the distributing corporation at the beginning of the relevant tax assessment period. In all other circumstances, profit shares are fully taxable for trade tax purposes. Additional limitations apply to profit shares received from foreign corporations.

Since January 1, 2004, tax losses carried forward for corporate and trade tax purposes, to the extent these exceed €1 million, may only be set off against taxable income up to 60%. Unused tax loss carry forwards may be carried forward indefinitely and, subject to the 60% limitation referred to in the preceding sentence, neutralize future taxable income.

TAXATION OF SHAREHOLDERS

Shareholders are taxed in connection with the holding of shares (taxation of dividends), the sale of shares (taxation of capital gains), and the gratuitous transfer of shares (estate and gift tax).

TAXATION OF DIVIDENDS

Dividend withholding tax

Generally, the Company must withhold on dividends distributed by the Company, a withholding tax (*Kapitalertragsteuer*) in the amount of 20%, plus a solidarity surcharge of 5.5% on the amount of the

withholding tax (a total of 21.1%) for the account of its shareholders. The withholding tax base is the amount of dividends approved for distribution by the Company's shareholders' meeting.

Generally, withholding tax is withheld irrespective of whether and, if so, to what extent dividends are tax-exempt at the level of the shareholder and irrespective of whether the shareholder resides inside or outside of Germany.

Where dividends are distributed to a company domiciled in a member state of the European Union within the meaning of Art. 2 of the so-called Parent-Subsidiary Directive (EC Directive 90/435/EEC of the Council dated July 23, 1990), withholding tax may be waived entirely upon application to the competent tax authorities, provided that additional requirements are met.

The withholding tax rate for distributions to non-resident shareholders is reduced in accordance with the applicable double taxation treaty, provided that Germany and the shareholder's country of residence have entered into a double taxation treaty and that the shareholder's shares are not held as assets of a permanent German business establishment or fixed base in Germany or as business assets for which a permanent representative in Germany has been appointed. The withholding tax is generally reduced by refunding to non-resident shareholders, upon application to the German Federal Office of Finance (*Bundesamt für Finanzen*, Friedhofstrasse 1, 53225 Bonn), the difference between the total amount withheld, including the solidarity surcharge, and the amount of withholding tax actually owed under the applicable double taxation treaty (generally 15%). Refund forms may be obtained from the *Bundesamt für Finanzen* (www.bff-online.de) or any German embassy or consulate.

Resident shareholders

If a shareholder (natural person or corporation) is a tax resident of Germany (i.e., persons or entities whose residence, habitual abode, registered domicile, or place of effective management and control is located in Germany), withholding tax (including the solidarity surcharge) withheld and paid to the German tax authorities by the Company will be credited against the shareholder's personal income or corporate income tax liability or, if the withholding tax exceeds the amount of the shareholder's personal income or corporate income tax burden, is refunded to the shareholder in the amount of overpayment.

If a natural person who is a tax resident of Germany holds shares as non-business (private) assets, 50% of all dividends are included in taxable investment income (according to the so-called "half-income method"). Taxable dividends are subject to a progressive income tax rate (up to 42% beginning in the year 2005), plus a 5.5% solidarity surcharge thereon (assuming that the maximum tax rate of 42% applies, the combined maximum tax rate would be approximately 44.3%). Only one half of the expenses related to such dividends are tax-deductible. Certain of the Company's distributions, which are deemed repayment of capital from a tax standpoint, are not subject to dividend tax at the shareholder level, but may be taxable as capital gains. This could, for example, apply to future distributions of capital reserves by the Company.

Natural persons who hold shares as non-business (private) assets are entitled to an allowance for investment income ("*Sparerfreibetrag*") in the amount of €1,370.00 or €2,740.00 (married couples assessed jointly) per calendar year. In addition, such persons are entitled to a lump-sum deduction in the amount of €51.00 or €102.00 (married couples assessed jointly) for income-producing expenses ("*Werbungskostenpauschale*"), unless proof of higher income-producing expenses is furnished. Fifty percent of the shareholder's dividends and other investment income are subject to taxation only if and to the extent they exceed the savers' allowance after deduction of income-producing expenses (in the case of dividends, only a 50% deduction applies) or the lump-sum deduction for income-producing expenses.

If the shares are held as business assets, taxation depends upon whether the shareholder is a corporation, sole proprietor, or partnership (co-entrepreneurship).

(i) Subject to certain exceptions for companies in the finance and insurance sector, generally 95% of dividends received by resident corporations are exempt from corporate income tax and the solidarity surcharge; the remaining 5% of dividends are considered non-deductible business expenses and as such are subject to corporate income tax (including the solidarity surcharge). Moreover, actual business expenses directly related to the dividends are deductible. No minimum shareholding threshold or minimum holding period applies. However, the full amount of any dividends remaining after deduction

of business expenses related to the dividends is subject to trade tax, unless the corporation held at least 10% of the Company's registered share capital as of the beginning of the relevant tax assessment period. In this case, 5% of dividends are subject to trade tax.

(ii) If the shares are held as business assets of a sole proprietor, 50% of dividends are considered income for purposes of calculating the shareholder's corporate income tax burden. Only 50% of business expenses related to the dividends are tax-deductible. If the shares are held as assets of a permanent business establishment maintained in Germany by a trade or business, dividends furthermore are subject to the full trade tax, unless the taxpayer held at least 10% of the Company's registered share capital as of the beginning of the relevant tax assessment period. Trade tax is generally credited against the shareholder's personal income tax burden in accordance with a standard tax credit method.

(iii) If the shareholder is a partnership, personal income tax or corporate income tax will be assessed only at the level of each partner. Taxation of each partner depends upon whether the partner is a corporation or natural person: if the partner is a corporation, 95% of dividends will generally be tax-exempt (see subsection (i) above). If the partner is a natural person, 50% of dividends will be subject to personal income tax, including the solidarity surcharge (see subsection (ii) above). If the partner is a corporation, the total amount of the dividends is subject to trade tax at the level of the partnership. If the partnership has held at least 10% of the registered share capital of the distributing corporation at the beginning of the relevant tax assessment period, only 5% of the dividends are subject to trade tax at the level of the partnership to the extent the partners are corporations. As far as natural persons are partners dividends are tax exempt for trade tax purposes. Furthermore, trade tax due at the level of the partnership is generally credited against the partner's personal income tax burden in accordance with a standard tax credit method.

Non-resident shareholders

If a shareholder (natural person or corporation) who is subject to non-resident taxation in Germany holds shares as business assets of a permanent German business establishment or fixed base in Germany or as business assets for which a permanent representative in Germany has been appointed, withholding tax (including the solidarity surcharge) paid by the Company will be credited against the shareholder's personal income or corporate income tax burden or, if the withholding tax exceeds the amount of the shareholder's personal income or corporate income tax burden, will be refunded to the shareholder in the amount of overpayment. In all other cases, the withholding of withholding tax discharges any tax liability of the shareholder in Germany. Unless a double taxation treaty applies, such as the double taxation treaty the Federal Republic of Germany and the United States of America, or dividends are distributed to a company residing in a member state of the European Union within the meaning of Art. 2 of the so-called "Parent-Subsidiary Directive" (EC Directive 90/435/EEC of the Council dated July 23, 1990), (partial) tax refunds are generally not available.

If the shares are held by a natural person as business assets of a permanent German business establishment or fixed base in Germany or as business assets for which a permanent representative in Germany has been appointed, 50% of dividends received by the shareholder are subject to German income tax, including the solidarity surcharge. If the shares are held as assets of a permanent business establishment maintained by a trade or business in Germany, dividends are also subject to trade tax in the full amount after deduction of any business expenses related to the dividends, unless the taxpayer held at least 10% of the Company's registered share capital at the beginning of the relevant tax assessment period. Trade tax paid is generally credited against the shareholder's personal income tax burden in the form of a standard tax credit.

Subject to certain exceptions for companies in the finance and insurance sector, generally 95% of dividends received by foreign corporations subject to non-resident taxation in Germany are exempt from corporate income tax and the solidarity surcharge; the remaining 5% of dividends are considered non-deductible business expenses and, as such, are subject to corporate income tax (including the solidarity surcharge). If the shares are held as assets of a permanent business establishment in Germany, dividends are also subject to trade tax after deduction of any business expenses related to the dividends, unless the taxpayer held at least 10% of the Company's registered share capital as of the beginning of the relevant tax assessment period.

TAXATION OF CAPITAL GAINS

Resident shareholders

Capital gains from the disposal of shares held as non-business assets by a natural person who is a tax resident of Germany are generally subject to income tax pursuant to the applicable individual income tax rate, plus 5.5% solidarity surcharge thereon, if the disposal occurs within one year of the date of acquisition. On the basis that shares are collectively deposited at a depository according to sec. 5 of the German Securities Deposit Act (*Depotgesetz*), it is legally assumed that shares acquired first are sold first. Generally, the tax base is 50% of the capital gains. Losses from the disposal of shares may be set-off only against capital losses from private transactions in the same calendar year or, absent such profits, by profits from capital losses from private transactions in the previous year or subsequent years, provided that certain requirements are met.

If the shares are held as non-business assets of a natural person who is a tax resident of Germany, 50% of capital gains from the disposal of shares will be subject to taxation pursuant to the applicable individual income tax rate, plus a solidarity surcharge in the amount of 5.5% thereon, even after expiration of the one-year period described above, to the extent the natural person or, in the event of a gratuitous transfer, the natural person's legal predecessor or, in the event of several gratuitous transfers, any legal predecessor of the natural person has, at any point in time during the five years immediately preceding the transfer, held a direct or indirect interest in the Company of at least 1%. Generally, only 50% of losses from the disposal of shares and 50% of expenses related to such disposal may be claimed as tax deductions.

If the shares are held as business assets, taxation depends upon whether the shareholder is a corporation, sole proprietor, or partnership (co-entrepreneurship).

(i) Subject to certain exceptions for companies in the finance and insurance sector, 95% of capital gains realized by taxpayers subject to corporate income tax are, irrespective of the amount of the investment and of how long the sold shares were held, generally exempt from corporate income tax and the solidarity surcharge; the remaining 5% of capital gains are considered non-deductible business expenses and as such are subject to corporate income tax (including the solidarity surcharge) and trade tax. Actual business expenses arising in connection with the shares may be fully deducted from the tax basis, even if such expenses are linked to tax free income. Losses from the sale of the shares are disregarded for corporation tax purposes.

(ii) If the shares are held as business assets of a sole proprietor who is a resident of Germany for tax purposes, capital gains from the sale of shares will be subject to income tax, including the solidarity surcharge, and, if the shares are held as assets of a permanent business establishment maintained in Germany by a trade or business, are also subject to trade tax, irrespective of whether the shares are sold within one year of the date of acquisition and irrespective of whether the seller or, in the event of a gratuitous transfer, any of the seller's legal predecessors held an interest in the Company of at least 1%. The tax base is 50% of the capital gains from the sale of shares. Generally, only 50% of losses from the disposal of shares and 50% of expenses related to such disposal may be claimed as tax deductions where applicable. Generally, trade tax is credited against the shareholder's personal income tax burden in accordance with a standard tax credit method. Special provisions for companies in the finance and insurance sector are described below.

(iii) If the shareholder is a partnership, personal income tax or corporate income tax will be assessed only at the level of each partner. Taxation depends upon whether the partner is a corporation or natural person: if the partner is a corporation, 95% of capital gains will generally be tax-exempt (see subsection (i) above). If the partner is a natural person, 50% of capital gains are subject to income tax, plus the solidarity surcharge (see subsection (ii) above). If the shares are held as assets of a permanent establishment maintained in Germany by a trade or business of the partnership, 50% of the capital gains derived from the disposal of shares are also subject to trade tax at the level of the partnership, to the extent the partners are natural persons, whereas 5% of the capital gains are subject to trade tax at the level of the partnership, to the extent partners are corporations. If the partner is a natural person, trade tax due at the level of the partnership will generally be credited against the partner's personal income tax liability in accordance with a standard tax credit method.

Non-resident shareholders

If the shares are sold by a natural person who resides abroad and is subject to non-resident taxation in Germany, and if (i) such natural person holds the shares as business assets of a permanent German business establishment or fixed base in Germany or as business assets for which a permanent representative in Germany has been appointed, or (ii) such natural person or, in the event of a gratuitous transfer of the shares, his or her legal predecessor held, at any point in time during the five years immediately preceding the sale of the shares, a direct or indirect interest of at least 1% in the Company, 50% of capital gains will be subject to German income tax, plus a 5.5% solidarity surcharge, and, if the shares are held as assets of a permanent business establishment maintained in Germany by a trade or business, will also be subject to trade tax. However, except for (i) above, most double taxation treaties provide for full exemption from German taxation.

Subject to certain exceptions for companies in the finance and insurance sector, 95% of capital gains earned by foreign corporations subject to non-resident taxation in Germany are generally exempt from corporate income tax and the solidarity surcharge; the remaining 5% of capital gains are considered non-deductible business expenses and, as such, are subject to corporate income tax (including the solidarity surcharge thereon). Losses from the sale of shares or other reductions of profits related to the sold shares generally do not qualify as tax-deductible business expenses.

Special treatment of financial institutions, financial services providers, financial enterprises, life insurance companies, health insurance companies, and pension funds

If financial institutions or financial services providers hold or sell shares which are shown in the trading book ("*Handelsbuch*") pursuant to § 1 (12) of the German Banking Act, neither dividends nor capital gains are subject to the half-income method or the 95% exemption from corporate income tax and any applicable trade tax. The same applies to shares acquired by a financial enterprise within the meaning of the German Banking Act that has held the shares for the purpose of deriving gain from short-term proprietary trading. This also applies to financial institutions, financial services providers, and financial enterprises that are domiciled in a member state of the European Community or another country that is a signatory to the Treaty on the European Economic Area.

The 95% exemption from corporate income tax and any applicable trade tax does not apply to dividends from shares held as investments by life insurance companies or health insurance companies, and to capital gains from the sale of such shares. The same applies to pension funds.

Estate and Gift Tax

The transfer of shares to another person by gift or succession generally is a subject to estate or gift tax only if:

(i) the testator, donor, heir, beneficiary, or any other transferee maintains a residence or has his or her habitual abode in Germany at the time of the transfer, or is a German citizen who has spent no more than five consecutive years outside Germany without maintaining a residence in Germany, or

(ii) the shares are held by the decedent or donor as business assets for which a permanent business establishment is maintained in Germany or for which a permanent representative in Germany has been appointed,

(iii) the testator or donor, either individually or collectively with related parties, holds, directly or indirectly, at least 10% of the Company's registered share capital at the time of the inheritance or gift.

The few German estate tax treaties currently in force usually provide that German estate or gift tax may be assessed only in cases (i) and, with certain restrictions, (ii).

Special rules apply to certain German citizens who maintain neither a residence nor their habitual abode in Germany and to former German citizens.

Other Taxes

No German transfer tax, value-added tax, stamp duty, or similar taxes are levied on the purchase, sale or other transfer of shares. Under certain circumstances, business owners may, however, opt for the payment of value-added tax on transactions that are otherwise tax-exempt. No net wealth tax *(Vermögensteuer)* or trade tax on capital is currently levied in Germany.

Underwriting

The Offering comprises up to 15,000,000 New Shares to be issued by the Company resulting from a capital increase which is expected to be approved by an extraordinary General Meeting of the Company's shareholders scheduled for May 30, 2005, as well as up to 16,000,000 Existing Shares offered by the Selling Shareholder (up to 20,650,000 Existing Shares if the Greenshoe Option is fully exercised). The Offering includes a public offer of the shares in the Federal Republic of Germany during a period commencing on May 25, 2005 and expected to end on June 3, 2005. In the United States, the Existing Shares will be offered and sold to qualified institutional buyers in reliance on Rule 144A under the Securities Act (other than sales to partners, directors, officers and employees of Kohlberg Kravis Roberts & Co. L.P. and affiliated companies and persons, which will be made pursuant to a separate private placement exemption under the Securities Act). Outside the United States, the shares will be offered for sale in a placement to be made under Regulation S of the Securities Act.

It is expected that on June 1, 2005 Deutsche Bank, acting in its capacity as Settlement Agent, pursuant to and in accordance with an Underwriting Agreement to be entered into among the Company, the Selling Shareholder and the Managers (the "Underwriting Agreement") will subscribe for the New Shares at their nominal value (the "Issue Price") in its own name, but for the account of the Managers. The New Shares will be sold to investors by the Managers and the difference between the Offer Price (less the agreed commissions) and the Issue Price will be paid to the Company by the Managers upon delivery of the New Shares. The Managers will further agree to purchase the Existing Shares and to offer them in the Offering. The Offer Price paid for such Existing Shares (less the agreed commissions) will be paid to the Selling Shareholder upon delivery of the Existing Shares. The underwriting commission to be paid by the Company and the Selling Shareholder to the Managers is expected to amount to 2.75% of the proceeds of the Offering. In addition, the Company and the Selling Shareholder may pay a discretionary fee to any or all of the Managers of up to 1% of the proceeds of the Offering.

Under the terms of the Underwriting Agreement and subject to certain conditions, each Manager shall acquire a total number of shares in the Offering as indicated below:

Managers	Number of Shares
UBS Limited	8,264,600
Deutsche Bank Aktiengesellschaft	8,264,600
Goldman, Sachs & Co. oHG	8,264,600
Bayerische Hypo- und Vereinsbank AG	1,550,000
Cazenove AG	1,550,000
Commerzbank Aktiengesellschaft	1,550,000
BNP Paribas	778,100
Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien	778,100
Total	31,000,000

The Managers, through their respective selling agents, UBS Securities LLC, Deusche Bank Securities, Inc., Goldman, Sachs & Co., Cazenove Incorporated, Commerzbank Aktiengesellschaft, HVB Capital Markets, Inc., BNP Paribas Securities Corp. and Sal. Oppenheim jr. & Cie. Securities Inc., propose to resell shares in the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Any offer or sale of shares in reliance on Rule 144A will be made by broker-dealers who are registered as such under the U.S. Securities Exchange Act of 1934.

The Offer Price will be determined by the Company, the Selling Shareholder and the Joint Bookrunners based upon an order book created by way of a bookbuilding exercise; it is expected that this will occur on the evening of June 3, 2005. It is expected that investors who have placed purchase orders with one of the Managers may obtain information regarding the number of shares allocated to them commencing on June 6, 2005. It is expected that the Shares will be delivered against payment on June 8, 2005.

Shares have been reserved for allocation on a preferential basis to employees of the MTU Aero Engines Group in Germany and to members of its management and supervisory board as well as to partners, directors, officers and employees of Kohlberg Kravis Roberts & Co. L.P. and its affiliated companies and persons. MTU Aero Engines Group employees including members of the management board have the opportunity to purchase a limited number of these shares at a discount to the Offer Price.

STABILIZATION, OVER ALLOTMENT AND GREENSHOE OPTION

In connection with the Offering, UBS Limited is acting as stabilization manager (the "Stabilization Manager") and may also through an affiliated company take actions aimed at stabilizing the stock exchange or market price of the Company's shares ("Stabilization Measures"). The Stabilization Manager is not obligated to take any such Stabilization Measures, and no assurance can be given that such Stabilization Measures will be taken. If Stabilization Measures are taken, they may be terminated at any time and without prior notice. Stabilization Measures may be taken as of the date the shares are first listed on the stock exchange and must be completed no later than 30 calendar days after that date (the "Stabilization Period").

As a result of such Stabilization Measures, the market or stock exchange price of the shares may be higher than it would be without the impact of such measures. In addition, such measures may result in a stock exchange price or market price being at a level that is not sustainable in the long-term.

In view of the possible Stabilization Measures, and in addition to the up to 31,000,000 shares of the Company being offered, up to 4,650,000 additional shares in the Company may be allotted to investors (referred to as an over-allotment) in the Offering. The shares in the Company required to implement an over-allotment have been temporarily placed at the disposal of the Stabilization Manager free of charge by way of a securities loan.

The Selling Shareholder has granted the Stabilization Manager an option to acquire, in the 30-day period following the date of the shares' first listing, up to a further 4,650,000 shares of the Company at the Offer Price (less the agreed commissions). This Greenshoe Option may be exercised only to the extent that the shares were placed by way of the over-allotment.

Within one week after the end of the Stabilization Period, a press release will be published in *Frankfurter Allgemeine Zeitung* disclosing whether or not any stabilization transactions have occurred, the date of the first stabilization transaction and the date of the last stabilization transaction, and the range of prices within which stabilization transactions have occurred. Such price range is to be specified for each date on which a stabilization transaction was undertaken. In the event of any over-allotment or exercise of the Greenshoe Option, the dates and amounts of the exercise and closing thereof will also be publicly disclosed without undue delay and in accordance with the provisions applicable to the disclosure of Stabilization Measures upon the end of the Stabilization Period, as described above.

INDEMNIFICATION, TERMINATION AND DEFAULTING MANAGERS

Under the terms of the Underwriting Agreement, the Company and the Selling Shareholder will be required to indemnify and hold harmless the Managers against certain liabilities in connection with the Offering. The Underwriting Agreement further provides that if a Manager does not fulfil its obligations under that Agreement, the other Managers may be required, under certain circumstances, to underwrite additional shares in the Company or the Underwriting Agreement may be terminated.

The Underwriting Agreement further provides that the Managers may terminate the Underwriting Agreement, and therefore their obligation to purchase the Offered Shares, in certain circumstances (e.g., force majeure).

The Offering will be cancelled in the event of such termination prior to June 8, 2005. Any allotments of shares to investors made prior to such termination will be null and void and investors cannot claim delivery of any shares. Any claims regarding subscription fees already paid or costs incurred by an investor in connection with the subscription of shares shall be subject exclusively to the terms and conditions agreed between the relevant investor and the banking institution with which the investor placed his purchase order.

Investors who entered into any short selling transactions shall bear the full risk of not being able to meet their delivery obligations. In this case, any transactions regarding the shares which have not been closed will be unwound in accordance with applicable law. To the extent New Shares have already come into existence, they may be transferred to the Selling Shareholder or a third party in accordance with the Underwriting Agreement.

LOCK-UP PROVISIONS

The Company (or its directors or supervisory board with regard to the obligations described in (i) and (ii)) will agree, for the benefit of the Managers, that except with the prior written consent of the Joint Bookrunners it will not, during a period of six months following the admission of the shares to trading on a stock exchange, (i) announce or implement a capital increase financed by authorized capital, (ii) submit a capital increase to a vote of the Company's general shareholder's meeting, or (iii) except for the issue of shares or options to managers or employees of the Company or one of its subsidiaries in the context of a share option scheme or in connection with transactions aimed at securing obligations arising from such options, directly or indirectly offer for sale, pledge, allot, issue or sell any shares in the Company or any other securities which may be converted into or exchanged for shares in the Company, or which entitle their holder to purchase shares in the Company, or agree to any sale of such Shares or securities, sell any option for the purchase of such shares or securities, purchase any option for the sale of such shares or securities, or otherwise transfer or sell such shares or securities, nor enter into or execute any transaction (including swap transactions) according to which the economic risk associated with the holding of shares is transferred to a third party in whole or in part, regardless of whether the execution of such transaction requires the delivery of shares, the payment of money, or any other performances. This shall not apply to shares which are the subject of this Offering Circular or which the Company sells in the context of an acquisition, provided that the purchaser of such shares becomes subject to the lock-up restrictions applying to the Selling Shareholder as outlined below.

Furthermore, the Selling Shareholder and the Participation Partnership will agree, for the benefit of the Managers, that except with the prior written consent of the Joint Bookrunners they will not, for a period of six months following the admission of the shares to trading on a stock exchange, (i) directly or indirectly offer for sale, pledge, allot, issue or sell any (additional) Shares in the Company held by the Selling Shareholder or any other securities which may be converted into or exchanged for shares in the Company, or which entitle their holder to purchase shares in the Company, nor agree to any sale of such shares or securities, sell any options for the purchase of such shares or securities, purchase any options for the sale of such shares or securities, or otherwise transfer or sell such shares or securities; nor (ii) enter into or execute any transaction (including swap transactions) according to which the economic risk associated with the holding of shares is transferred to a third party in whole or in part, regardless of whether the execution of such transaction referred to in (i) or (ii) above requires the delivery of shares, the payment of money, or any other performances; (iii) exercise or request the exercise of any registration rights under the Securities Act relating to shares in the Company or any other securities which may be converted into or exchanged for shares in the Company; or (iv) initiate, vote for or otherwise support any capital increase. This shall not apply to transfers of shares by the Selling Shareholder to an affiliate of the Selling Shareholder, provided that such affiliate shall be bound by the aforementioned obligations.

UNDERTAKINGS OF THE MANAGERS

Under the terms of the Underwriting Agreement each Manager will represent and agree that, except in connection with offers and sales in Germany, such Manager has taken and will take no actions in any other jurisdiction that might be considered a public offering of the shares under the laws of such jurisdiction.

Each Manager offering the shares has agreed (i) that neither it nor any affiliate has, directly or indirectly through any third party acting on behalf of such Manager or any affiliated companies, offered, sold, or solicited offers to buy the shares, by way of any general solicitation, any general advertising (as defined in Regulation D), or in any other manner involving a public offering within the meaning of Section 4(2) of the Securities Act, and neither it nor any affiliated company has or will, directly or indirectly through any third parties acting on behalf of such Manager or any affiliated companies, offer, sell or solicit offers to buy the shares, (ii) that in the United States the shares will be sold exclusively to persons whom they reasonably

believe to be qualified institutional buyers in accordance with Rule 144A of the Securities Act (other than sales to partners, directors, officers and employees of Kohlberg Kravis Roberts & Co. L.P. and affiliated companies and persons, which will be made pursuant to a separate private placement exemption under the Securities Act), (iii) that neither it nor any affiliated company, directly or indirectly through any third parties acting on behalf of such Manager or any affiliated companies, has engaged or will engage in any directed selling efforts (within the meaning of Regulation S), and that such Manager and its affiliated companies, either directly or indirectly through any third parties acting on behalf of such Manager or any affiliated companies, have complied and will comply with the sales restrictions provided for in Regulation S.

In addition, the offering or sale of the Shares within the United States prior to the expiration of 40 days from the date the shares are first listed or the date the shares are first issued, whichever comes later, by a dealer not participating in the offering may violate the registration requirements of the Securities Act, if such offering or sale is made otherwise than in accordance with Rule 144A of the Securities Act.

Each Manager has represented or agreed that (i) prior to the expiration of six months from the closing date of the offering of the shares, it has not offered for sale or sold, and will not offer for sale or sell, any Shares in the United Kingdom except to persons who acquire, hold, manage, or sell investments (as principal or agent) in the ordinary course of business within the scope of their corporate purpose, or under any other circumstances that have not resulted and will not result in a public offer in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Company, and (iii) it has complied with and will comply with all applicable provisions of the FSMA with respect to all actions taken by the Manager in relation to the shares in, from, or otherwise in connection with the United Kingdom.

Certain of the Managers have provided or provide investment banking, commercial banking, financial advisory and/or similar services to members of the MTU Aero Engines Group or the Selling Shareholder on a regular basis, and maintain normal business relationships with members of the MTU Aero Engines Group in their capacity as credit institutions or as lenders under loan facilities to members of the MTU Aero Engines Group.

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Financial statements

TABLE OF CONTENTS

Consolidated Financial Statements

Financial Statements

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Consolidated Financials
as at March 31, 2005
(unaudited)

prepared in accordance with
International Financial Reporting Standards

MTU Aero Engines
Erste Holding GmbH,
Munich

MTU Aero Engines Erste Holding GmbH

CONSOLIDATED INCOME STATEMENT

in T-Euro	*Notes*	**Jan 1- March 31 2005**	**Jan 1- March 31 2004**
Revenues	(5)	509,750	429,979
Cost of sales	(6)	(450,172)	(392,256)
Gross profit		59,578	37,723
Selling costs		(17,017)	(18,173)
Administrative costs		(13,944)	(48,067)
Other operating income and expenses		1,246	279
Result before financial result		29,863	(28,238)
Financial result		(21,714)	(44,576)
Share of income/loss of joint ventures accounted for using the equity method		29	(749)
Result from ordinary activities		8,178	(73,563)
Income taxes		(3,188)	28,985
Net profit (loss)		**4,990**	**(44,578)**
Loss carried forward		(148)	(321)
Accumulated income/loss		**4,842**	**(44,899)**

MTU Aero Engines Erste Holding GmbH

CONSOLIDATED BALANCE SHEET

in T-Euro	Notes	March 31, 2005		December 31, 2004
ASSETS				
Non-current assets				
Intangible assets	(1)		961,552	968,596
Property, plant and equipment	(2)		562,167	576,601
Investments in joint ventures		44,100		44,071
Shares in associated companies		378		378
Other shares		659		769
Long-term loans		1,410		1,421
Financial assets			46,547	46,639
Receivables and other assets			695	40,399
Deferred tax assets			3,140	2,346
			1,574,101	1,634,581
Current assets				
Inventories		458,046		448,105
Receivables		474,580		450,424
Other assets		67,401		147,919
Cash and cash equivalents		44,111		28,454
Prepayments		6,637		9,619
			1,050,775	1,084,521
			2,624,876	2,719,102
EQUITY AND LIABILITIES				
Equity	(3)			
Subscribed capital		2,210		2,210
Capital reserves		203,745		203,745
Other comprehensive income		1,020		11,159
Retained earnings (accumulated loss)		4,842		(148)
			211,817	216,966
Non-current debt				
Pension provisions		350,997		344,679
Other provisions		56,758		56,674
Financial liabilities	(4)	598,261		621,240
Other liabilities		59,499		58,244
Deferred tax liabilities		358,571		367,697
			1,424,086	1,448,534
Current debt				
Pension provisions		14,134		14,240
Other provisions		137,372		156,232
Financial liabilities	(4)	70,286		245,327
Trade payables		287,140		227,122
Other liabilities		480,041		410,681
			988,973	1,053,602
			2,624,876	2,719,102

MTU Aero Engines Erste Holding GmbH

CONSOLIDATED CASH FLOW STATEMENT

in T-Euro	Jan 1-March 31 2005	Jan 1-March 31 2004
Net profit (loss)	4,990	(44,578)
+ Depreciation and amortization	33,305	31,286
+ Profits/losses of associated companies	(29)	749
+ Profit on disposal of assets	(78)	(246)
+/- Increase/decrease in pension provisions	6,212	3,843
+/- Increase/decrease in other provisions	(18,776)	(29,350)
+/- Increase/decrease in deferred taxes	(2,625)	(29,043)
+/- Increase/decrease in assets and liabilities		
+/- Increase/decrease in inventories	(9,941)	385
+/- Increase/decrease in receivables (excl. derivatives)	(8,854)	25,976
+/- Increase/decrease in liabilities (excl. derivatives)	128,867	97,915
Cash flow from operating activities	**133,071**	**56,937**
- Investments in intangible assets and property, plant and equipment	(11,191)	(10,779)
- Investments in financial assets(1)	(3)	(88)
- Proceeds from asset disposals	680	395
- Repayments of loans	14	221
Cash used in investing activities	**(10,500)**	**(10,251)**
+/- Increase/decrease in financial liabilities(2)	(198,020)	2,719
+/- Profit transfers/allocations to /distributions from revenues	91,529	11,802
Cash flow from financing activities	**(106,491)**	**14,521**
Exchange rate movements in equity	(1,128)	(720)
Exchange rate movements in fixed assets	705	583
Effect of exchange rate on cash and cash equivalents	**(423)**	**(137)**
Change in cash and cash equivalents	**15,657**	**61,070**
Cash and cash equivalents as at Dec 31, 2004/Jan 01, 2004	**28,454**	**205,646**
Cash and cash equivalents as at March 31	**44,111**	**266,716**

(1) *Without cash of €766.6 million used for the payment of the purchase price for the Acquisition.*

(2) *Without cash flow of €766.6 million from the financing of the Acquisition by third parties, including the €162.2 million loan from Blade Forex.*

Condensed Notes to the Consolidated Balance Sheet

These interim financial statements have been prepared in accordance with International Financial Reporting Standards for interim reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted pursuant to such rules and regulations. However, such information includes all adjustments (consisting solely of normal recurring adjustments), which are, in the opinion of management, necessary to fairly state the results of the interim periods. Interim results are not necessarily indicative of results to be expected for the full year.

The December 31, 2004 balance sheet presented in these interim financial statements was derived from audited financial statements but does not include all disclosures required by IFRS. However, the Company believes that the disclosures are adequate to make the information presented not misleading.

These interim financial statements should be read in conjunction with the Company's consolidated balance sheet as of December 31, 2004 and the related consolidated income statement, cash flow statement, and changes in shareholders' equity for the financial year 2004.

(1) Intangible assets

Intangible assets amount to T€ 961,552 (PY: T€ 968,596) and comprise program values, program independent technology, customer relations, goodwill, licenses and know-how.

in T-Euro	March 31, 2005	December 31, 2004
Program assets	375,884	376,864
Program independent technologies	109,148	112,269
Customer relations	50,562	51,768
Rights and licenses and know-how	43,139	45,086
Goodwill	382,819	382,609
Total intangible assets	961,552	968,596

The change in goodwill is caused by exchange rate effects. In the first quarter of 2005 there were no triggering events, that might induce an impairment of goodwill.

(2) Property, plant and equipment

Property, plant and equipment decreased by T€ 14,434 to T€ 562,167. This primarily results from depreciation in excess of asset additions in the period.

(3) Equity

in T-Euro	March 31, 2005
Balance at December 31, 2004	216,966
Net income	4,990
Translation differences	705
Change in valuation of financial instruments	(10,844)
Balance as of March 31, 2005	211,817

(4) Financial liabilities (current- and non-current)

in T-Euro	Current	Non-current	Total March 31, 2005
Bonds			
High Yield Bond		275,000	275,000
Interest liability High Yield Bond	11,344		11,344
Liabilities due to banks			
Revolving Credit Facility	56,817		56,817
Other bank liabilities	8		8
Accounts due to related companies	406	71,746	72,152
Other financial liabilities			
Vendor Loan		188,283	188,283
Finance leasing liabilities	1,711	50,841	52,552
Other		12,391	12,391
Total	70,286	598,261	668,547

in T-Euro	Current	Non-current	Total December 31, 2004
Bonds			
High Yield Bond		275,000	275,000
Interest liability High Yield Bond	5,672		5,672
Liabilities due to banks			
Senior Facility Agreement	174,178		174,178
Accounts due to related companies	63,589	98,824	162,413
Other financial liabilities			
Vendor Loan		185,500	185,500
Finance leasing liabilities	1,888	50,037	51,925
Other		11,879	11,879
Total	245,327	621,240	866,567

In February 2005 MTU pre-paid € 79.2 million of indebtedness under its senior facilities agreement. In March 2005 MTU entered into a new revolving credit facility, that replaced the senior facilities agreement and with the proceeds the company made a final repayment of € 48.9 million under the senior facilities agreement. The revolving credit facility provides MTU with access to € 250 million, which may be used to service working capital needs or for other general corporate purposes.

Also in March 2005 the hedging contracts entered into before the acquisition were terminated. The receivable that was recognized upon the termination of the contracts was offset against the remaining value of the loan from Blade Forex, which was then cancelled.

Contingent liabilities

Contingent liabilities of the Group as at March 31, 2005 amount to T€ 142,281 (December 31, 2004: T€ 138,446) and relate primarily to risk and revenue sharing contracts.

Contingent liabilities from risk and revenue sharing contracts

	March 31, 2005		December 31, 2004	
in T-Euro	Gross	Net	Gross	Net
GE	33,478	33,143	31,862	31,543
IAE	36,094	34,338	34,249	32,579
PWA	14,833	14,685	16,239	16,077
Total	84,405	82,166	82,350	80,199

The gross amount is the total contingency, while the net amount discloses the off balance risk, already reduced by the on balance provisions.

Non-quantifiable contingent liabilities result from contract performance guarantees given by MTU Aero Engines in conjunction with military and civil cooperation programs.

Consolidated Companies

We intend to sell Atena Engineering GmbH. As this sale will not have a significant impact on the presentation of our net assets in the Financial Statements as of March 31, 2005, we have omitted the separate disclosure of assets and liabilities in the balance sheet required by IFRS 5.

The major classes of assets and liabilities classified as held for sale as of 31 March 2005 are shown in the table below:

in T-Euro	
Long-term assets	4,331
Inventories	4,324
Short-term assets	4,699
Long-term debt	(493)
Short-term debt	(7,612)
	5,249

Condensed Notes to the Consolidated Statement of Income

(5) Revenues by Segment

in T-Euro	Jan 1–Mar 31, 2005		Jan 1–Mar 31, 2004	
Commercial OEM business	239,930		205,885	
Military OEM business	102,048	341,978	98,303	304,188
Commercial MRO business		172,637		132,638
Consolidation		(4,865)		(6,847)
Total		509,750		429,979

(6) Cost of Sales

in T-Euro	Jan 1–Mar 31 2005		Jan 1–Mar 31 2004	
Cost of materials		(309,210)		(245,070)
Personnel expenses		(93,100)		(84,360)
Depreciation and amortization		(32,050)		(30,070)
Other cost of sales		(11,232)		(13,576)
R & D expense	(13,080)		(44,660)	
Utilization of R & D provision	8,500	(4,580)	25,480	(19,180)
		(450,172)		(392,256)

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Three-year overview (IFRS)

for the financial years 2002, 2003 and 2004 as well as the three months to March 31, 2004 and 2005

Overview of the years to December 31, 2002, 2003, 2004 and the three months to March 31, 2004 and 2005

Introduction to the financial overview pages (pages F-13 to F-16)

The following financial information for the year 2004 and the three month periods to March 31, 2004 and 2005 have been extracted from the consolidated financial statements of MTU Aero Engines Erste Holding GmbH prepared in accordance with IFRS. The company was subsequently converted to an AG and renamed MTU Aero Engines Holding AG in preparation for the Offering. This financial information represents only extracts from these consolidated financial statements.

The following income statement and cash flow information for the financial year 2003 has been extracted from the unaudited IFRS information which was prepared from the German GAAP financial statements of MTU Aero Engines GmbH (the company acquired in the Acquisition). The financial information for the 2003 balance sheet represents the balance sheet as at January 1, 2004 extracted from the notes to the 2004 IFRS consolidated financial statements referred to above. The 2003 statement of change in shareholders' equity is extracted from the 2004 IFRS consolidated financial statements.

The following financial information for the financial year ended December 31, 2002 is based on the unaudited IFRS information prepared from the German GAAP financial statements of MTU Aero Engines GmbH (the company acquired in the Acquisition).

The unaudited consolidated IFRS financial information for the years ended December 31, 2002 and 2003 was prepared applying the same IFRS accounting policies as were applied in the preparation of the consolidated financial statements of MTU Aero Engines Erste Holding GmbH for 2004, except for the accounting treatment of pension obligations: the corridor method of accounting for actuarial gains and losses was not applied in 2002 and 2003.

The consolidated financial statements as of and for the year ended December 31, 2004 of MTU Aero Engines Erste Holding GmbH were subject to an audit in accordance with German standards on auditing as promulgated by the German professional body "Institut der Wirtschaftsprüfer".

The IFRS consolidated information as of March 31, 2005 for the three month periods to March 31, 2004 and 2005 of MTU Aero Engines Erste Holding GmbH and the IFRS financial information as of and for the years ended December 31, 2003 and December 31, 2002 of MTU Aero Engines GmbH (the company acquired in the Acquisition) are unaudited.

MTU Aero Engines Holding AG

CONSOLIDATED INCOME STATEMENTS

in M-Euro	Financial year 2002	2003	2004	Jan 1–Mar 31 2004	2005
Revenues	**2,200.8**	**1,952.2**	**1,918.0**	**430.0**	**509.7**
Cost of sales	(1,899.5)	(1,617.4)	(1,685.3)	(392.3)	(450.2)
thereof research and development costs	(53.7)	(48.3)	(57.7)	(19.3)	(4.8)
Gross profit	**301.3**	**334.8**	**232.7**	**37.7**	**59.6**
Selling costs	(77.6)	(81.7)	(68.0)	(18.2)	(17.0)
Administrative costs	(42.6)	(49.3)	(87.7)	(48.1)	(13.9)
Other operating income and expenses	7.6	(0.3)	4.0	0.3	1.2
Result before financial result	**188.8**	**203.5**	**81.1**	**(28.2)**	**29.9**
Financial result	(17.4)	(45.4)	(72.8)	(44.6)	(21.7)
Share of the loss of joint venture accounted for using the equity Method	1.4	(1.5)	(1.8)	(0.7)	0.0
Result from ordinary activities	**172.8**	**156.6**	**6.5**	**(73.6)**	**8.2**
Income taxes	(73.4)	(93.3)	(6.3)	29.0	(3.2)
Minority interests	1.1	0.0	0.0	0.0	0.0
Net profit/(loss)	100.4	63.3	0.2	(44.6)	5.0

Revenues

	2002 HGB	2003 HGB	2004 IFRS
Germany	425	445	501.4
North America	1,424	1,040	986.4
Other	448	455	430.2
Total	2,297	1,940	1,918.0

MTU Aero Engines Holding AG

CONSOLIDATED BALANCE SHEET

in M-Euro	2002	31 December, 2003	2004	March 31, 2005
Non current assets				
Intangible assets	133.2	984.7	968.6	961.6
Property, plant and equipment	279.8	630.6	576.6	562.2
Financial instruments/investments in joint ventures	33.6	45.9	44.1	44.1
Shares in associated companies	234.0	0.4	0.4	0.4
Other shares	0.0	1.0	0.8	0.7
Long term assets	4.4	4.0	1.4	1.4
Financial assets	272.0	51.2	46.6	46.5
Receivables and other assets	39.8	92.0	40.4	0.7
Derrered tax assets	0.0	2.3	2.3	3.1
	724.8	**1,760.9**	**1,634.6**	**1,574.1**
Current assets				
Inventories	443.7	418.3	448.1	458.0
Trade Receivables	411.1	317.3	450.4	474.6
Receivables and other assets	131.7	207.5	147.9	67.4
Cash and cash equivalents	326.5	205.6	28.5	44.1
Prepayments	4.6	5.9	9.6	6.6
	1,317.6	**1,154.6**	**1,084.5**	**1,050.8**
Total	**2,042.4**	**2,915.5**	**2,719.1**	**2,624.9**
Equity				
Subscribed capital	80.1	0.0	2.2	2.2
Capital reserves	775.1	201.5	203.7	203.7
Other comprehensive income	36.4	0.0	11.2	1.0
Accumulated loss	(120.8)	(0.3)	(0.1)	4.8
	770.9	**201.2**	**217.0**	**211.8**
Non current debt				
Pension provisions	285.3	332.2	344.7	351.0
Other provisions	29.9	87.9	56.7	56.8
Financial liabilities	47.9	816.6	621.2	598.3
Other liabilities	193.1	72.7	58.2	59.5
Deferred tax liabilities	67.2	361.9	367.7	358.6
	623.4	**1,671.3**	**1,448.5**	**1,424.1**
Current debt				
Pension provisions	10.6	10.8	14.2	14.1
Other provisions	134.6	176.5	156.2	137.4
Financial liabilities	36.1	319.5	245.3	70.3
Trade payables	205.6	180.1	227.1	287.1
Other liabilities	261.2	356.1	410.7	480.0
	648.1	**1,043.0**	**1,053.6**	**989.0**
Total	**2,042.4**	**2,915.5**	**2,719.1**	**2,624.9**

MTU Aero Engines Holding AG

STATEMENT OF CHANGE IN EQUITY

IFRS

in M-Euro	Subscribed Capital	Capital reserves	Profit/loss of the year	Other comprehensive Income Revaluations	Derivate	Total
15/07/2003	0.0	0.0	0.0	0.0	0.0	0.0
Profit 2003			(0.3)			(0.3)
Capital reserves increase		201.5				201.5
31/12/2003	0.0	201.5	(0.3)	0.0	0.0	201.2
Profit 2004			0.2			0.2
Capital reserves increase		2.2				2.2
Subscribed capital increase	2.2					2.2
Result from revaluations financial instruments					12.2	12.2
Translation differences				(1.0)		(1.0)
				(1.0)	12.2	
31/12/2004	2.2	203.7	(0.1)		11.2	217.0

MTU Aero Engines Holding AG

CONSOLIDATED CASH FLOW STATEMENTS

in Mio. €	IFRS				
				Jan 1–March 31	
	2002	2003	2004	2004	2005
Net Profit (Loss)	99.3	63.3	0.2	(44.6)	5.0
+ Depreciation and amortization	54.9	60.9	133.1	31.3	33.3
+ Losses of associated companies	0.0	0.0	1.8	0.7	0.0
– Profit on disposal of assets	0.0	0.0	(1.7)	(0.2)	(0.1)
+/– Increase/decrease in pension provisions	27.3	42.9	15.9	3.8	6.2
+/– Increase/decrease in other provisions	3.8	(35.4)	(51.5)	(29.4)	(18.8)
– Capitalization development costs GP7000/PW 6000	(75.2)	(122.8)	0.0	0.0	0.0
+/– Increase/decrease in deferred tax assets	67.2	39.1	(2.4)	(29.0)	(2.6)
+/– Profit on disposal of fixed assets	(1.0)	0.1	0.0	0.0	0.0
+/– Increase/decrease in assets and liabilities					
+/– Increase/decrease in inventories	104.1	31.9	(29.8)	0.4	(9.9)
+/– Increase/decrease in receivables (excl. derivatives)	72.1	88.9	(79.8)	26.0	(8.9)
+/– Increase/decrease in liabilities (excl. derivatives)	(70.7)	(62.0)	87.2	97.9	128.9
Cash flow from operating activities	**281.8**	**106.9**	**72.9**	**56.9**	**133.1**
– Investments in intangible assets and property, plant and equipment	(136.0)	(83.8)	(65.9)	(10.8)	(11.2)
– Acquisition of MTU-Group	0.0	0.0	(766.6)	0.0(1)	0.0
– Investments in financial assets	(10.8)	(16.3)	(0.1)	(0.1)	0.0
+ Proceeds from asset disposals	12.8	6.3	3.3	0.4	0.7
+ Repayment of loans	0.7	0.3	2.8	0.2	0.0
Cash flow from investing activities	**(133.3)**	**(93.5)**	**(826.5)**	**(10.3)**	**(10.5)**
+/– Increase/Decrease in financial liabilities	25.9	20.9	571.5	2.7(2)	(198.0)
+/– Profit transfer/allocations to/ distributions from reserves	(280.5)	(307.0)	4.4	11.8	91.5
Cash flow from financing activities	**(254.6)**	**(286.1)**	**575.9**	**14.5**	**(106.5)**
Exchange rate movements in equity	0.0	0.0	(1.0)	(0.7)	(1.1)
Exchange rate changes movements in fixed assets	0.0	0.0	1.4	0.6	0.7
Effect of exchange rate movements in cash and cash equivalents	0.0	0.0	0.4	(0.1)	(0.4)
Change in cash and cash equivalents	**(106.1)**	**(272.7)**	**(177.2)**	**61.1**	**15.7**
Cash and cash equivalents at January 1,	396.4	290.3	205.6	205.6	28.5
	0.0	0.0	0.0	0.0	0.0
Cash and cash equivalents at December 31,	**290.3**	**17.6**	**28.5**	**266.7**	**44.1**

(1) *Excludes cash outflow of € 766.6 million reflecting payment of consideration for the Acquisition.*

(2) *Excludes cash inflow of € 604.4 million relating to the financing of the Acquisition from third parties and € 162.2 million relating to the loan from Blade Forex.*

Consolidated Financial Statements

Annual Report 2004

(audited)

prepared in accordance with IFRS

MTU Aero Engines
Erste Holding GmbH,
Munich

List of Contents

	Page

MTU Aero Engines Erste Holding GmbH

CONSOLIDATED INCOME STATEMENT

in T-Euro	*Notes*	**2004**	**2003**
Revenues		1,918,000	
Cost of sales	(6)	(1,685,310)	
Gross profit		**232,690**	**0**
Selling costs	(7)	(67,996)	
Administrative costs	(8)	(87,651)	(36)
Other operating income and expenses	(9)	4,018	(13)
Result before financial result		**81,061**	**(49)**
Financial result	(10)	(72,779)	(272)
Share of the loss of joint ventures accounted for using the equity method		(1,830)	
Result from ordinary activities		**6,452**	**(321)**
Income taxes	(11)	(6,276)	
Net profit (loss)		**176**	**(321)**
Loss carried forward		(321)	
Allocation to reserves due to change in group of consolidation companies		(3)	
Accumulated loss		**(148)**	**(321)**

MTU Aero Engines Erste Holding GmbH

CONSOLIDATED BALANCE SHEET

Assets
in T-Euro

	Notes	**Dec 31, 2004**	**Dec 31, 2003**
Non-current assets			
Intangible assets	(14)	968,596	10
Property, plant and equipment	(15)	576,601	
Investments in joint ventures		44,071	
Shares in associated companies		378	
Other shares		769	274,653
Long-term loans		1,421	
Financial assets	(16)	46,639	274,653
Other assets	(18)	40,399	
Deferred tax assets	(11)	2,346	
		1,634,581	**274,663**
Current assets			
Inventories	(17)	448,105	
Receivables	(18)	450,424	
Other assets	(18)	147,919	2
Cash and cash equivalents	(19)	28,454	76
Prepayments	(21)	9,619	
		1,084,521	**78**
		2,719,102	**274,741**

Equity and Liabilities
in T-Euro

	Notes	**Dec 31, 2004**	**Dec 31, 2003**
Equity	(22)		
Subscribed capital		2,210	25
Capital reserves		203,745	201,500
Accumulated other equity		11,159	0
Accumulated loss		(148)	(321)
		216,966	**201,204**
Non-current debt			
Pension provisions	(23)	344,679	
Other provisions	(24)	56,674	
Financial liabilities	(25)	621,240	73,000
Other liabilities	(26)	58,244	
Deferred tax liabilities	(11)	367,697	
		1,448,534	**73,000**
Current debt			
Pension provisions	(23)	14,240	
Other provisions	(24)	156,232	34
Financial liabilities	(25)	245,327	262
Trade payables		227,122	
Other liabilities	(26)	410,681	241
		1,053,602	**537**
		2,719,102	**274,741**

MTU Aero Engines Erste Holding GmbH

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

in T-Euro	Subscribed capital	Capital reserves	Accumulated loss	Other comprehensive income: Translation differences	Other comprehensive income: Revaluation of reserves	Other comprehensive income: Market measurement of securities	Other comprehensive income: Derivative financial instruments	Other comprehensive income: Sub-total	Total
= Jul 15, 2003 (inception)	25								25
Net profit 2003			(321)						(321)
= Total income	0	0	(321)	0	0	0	0	0	(321)
Additional paid-in capital on preferred stock		201,500							201,500
Balance as of Dec 31, 2003	25	201,500	(321)	0	0	0	0	0	201,204
Allocation to reserves due to change in group of consolidated companies			(3)						(3)
Adjusted balance as of Jan 1, 2004	25	201,500	(324)	0	0	0	0	0	201,201
Change in valuation of financial instruments							12,145	12,145	12,145
Translation differences				(986)				(986)	(986)
= profit not stated in income statement	0	0	0	(986)	0	0	12,145	11,159	11,159
Net profit 2004			176						176
= Total income	0	0	176	(986)	0	0	12,145	11,159	11,335
+ Capital/Capital reserves increase	2,185	2,245							4,430
Balance as of Dec 31, 2004	2,210	203,745	(148)	(986)	0	0	12,145	11,159	216,966

MTU Aero Engines Erste Holding GmbH

CONSOLIDATED CASH FLOW STATEMENT

in T-Euro	Notes	Group 2004	2003
Net profit (loss)		**176**	**(321)**
+ Depreciation and amortization		133,076	
+ Losses of associated companies		1,830	
- Profit on disposal of assets		(1,730)	
+/- Increase/decrease in pension provisions		15,947	
+/- Increase/decrease in other provisions		(51,509)	34
+/- Increase/decrease in deferred tax assets		(2,377)	
+/- Increase/decrease in assets and liabilities			
+/- Increase/decrease in inventories		(29,812)	
+/- Increase/decrease in receivables (excl. derivatives)		(79,833)	(2)
+/- Increase/decrease in liabilities (excl. derivatives)		87,167	241
Cash flow from operating activities	(28)	**72,935**	**(48)**
- Investments in intangible assets and property, plant and equipment		(65,949)	(10)
- Acquisition of MTU-Group		(766,640)	(274,513)
- Investments in financial assets		(76)	(140)
+ Proceeds from asset disposals		3,338	
+ Repayments of loans		2,831	
Cash flow from investing activities	(28)	**(826,496)**	**(274,663)**
+/- Increase/decrease in financial liabilities		571,516	73,262
+/- Profit transfer/allocations to/distributions from reserves		4,430	201,500
Cash flow from financing activities	(28)	**575,946**	**274,762**
Exchange rate movements in equity		(986)	
Exchange rate changes movements in fixed assets		1,409	
Effect of exchange rate on cash and cash equivalents		**423**	**0**
Change in cash and cash equivalents		**(177,192)**	**51**
Cash and cash equivalents on January 1		205,646	25
Cash and cash equivalents on December 31	(28)	**28,454**	**76**

Notes to the Consolidated Financial Statements

I. BASIC PRINCIPLES

1. General information

The business activities of MTU Aero Engines Erste Holding GmbH, Munich, and its subsidiaries (in the following referred to "MTU Aero Engines Erste Holding GmbH" or "the company") focus nationally and internationally on the development, production, sales, maintenance, overhaul and repair of combustion engines (in particular gas turbines) as well as the related regulating and monitoring facilities including accessories and spare parts for aircraft and for stationary applications. In addition, the company develops processes for maintaining, overhauling and repairing as well as tools and devices used in these procedures.

The company is registered at Dachauer Str. 665, 80995 Munich, and is recorded at the register court in Munich under number HRB 151 251.

The consolidated financial statements were approved for publication by the supervisory board on April 27, 2005.

The consolidated financial statements of MTU Aero Engines Erste Holding GmbH for the period ending December 31, 2004 are prepared in accordance with International Fina ncial Reporting Standards (IFRS) and interpretations. All mandatory requirements of the IASB as of December 31, 2004 are considered.

The income statement is prepared using the cost-of-sales method.

In order to improve clarity, various items are aggregated in the income statement and the balance sheet. These items are disclosed and analysed separately in the notes.

The reporting currency for the consolidated financial statements is Euro. All figures are stated in "thousand Euro" ("T-Euro"), unless otherwise specified.

The financial statements of the included consolidated companies are prepared as of the balance sheet date of MTU Aero Engines Erste Holding GmbH. Pratt & Whitney Canada Customer Support Centre Europe GmbH, Ludwigsfelde, prepares its financial statements as of a balance sheet date which differs from the company.

Early adoption of modified standards

The IASB has adopted a series of changes to existing IAS and also published new IFRS within the framework of the improvement project applicable for financial years starting after January 1, 2005. MTU Aero Engines Erste Holding GmbH applied the subsequent standards in the consolidated financial statements.

IFRS 1 "First time adoption"

IFRS 3 "Business combinations"

Business combinations are stated in accordance with IFRS 3 in the financial year 2004. The IFRS 3 is closely connected to the revised standards IAS 36 and IAS 38, which were already applied. As a consequence, goodwill is no longer amortized on a scheduled basis but is subject to an annual impairment test.

IAS 36 (revised 2004) "Impairment of assets"

The changes set out in IAS 36 relate primarily to goodwill. Based on this, goodwill is no longer amortized on a scheduled basis, but must be reviewed for impairment at least annually ("impairment-only approach").

IAS 38 (revised 2004) "Intangible assets"

The predominant change set out in IAS 38 comprises the distinction made between limited and unlimited lives of assets. Intangible assets with an unlimited life are no longer amortized on a scheduled basis, and are

subject to an annual impairment test in accordance with IAS 36. Assets with a limited lifetime are amortized on a scheduled basis over their economic life.

IAS 32 and 39 (revised 2004) "Financial instruments"

The early adoption of IAS 32 and IAS 39 (revised 2004) results in a new classification of financial assets. Assets are carried at their fair values. Depending on the classified category, changes in fair value are recognized in the income statement or directly in equity until disposition of the financial asset.

1.1. Special events

Changes under company law

At the beginning of the financial year 2004, funds advised by Kohlberg, Kravis, Roberts & Co. ("KKR") acquired the shares in MTU Aero Engines GmbH, Munich, ("MTU-M old") from DaimlerChrysler group. The purchasing company was Blade Dritte Beteiligungs GmbH & Co. KG.

The company MTU Aero Engines GmbH which existed as of December 31, 2003 was merged with Blade Dritte Beteiligungs GmbH & Co. KG without being wound up with retroactive effect as of January 1, 2004 with the entry in the commercial register.

Blade Dritte Beteiligungs GmbH & Co. KG was subsequently renamed MTU Aero Engines Dritte Beteiligungs GmbH & Co. KG and further renamed MTU Aero Engines GmbH & Co. KG. The legal form of MTU Aero Engines GmbH & Co. KG was converted to MTU Aero Engines GmbH effective as of December 30, 2003. This conversion was entered in the commercial register on October 13, 2004.

The previous operating activities of MTU-M old were incorporated in the purchasing company "new" MTU Aero Engines GmbH ("MTU-M") at the end of financial year 2003. The previously described transactions under company law had no impact on the net worth, financial and earnings situation of the operational activities.

The prior year figures relate only to the company data prior to the acquisition. The purchasing companies were then merged with the "old MTU group" as of January 1, 2004.

1.2. Effects on the consolidated financial statements

In the course of the acquisition the purchase price is allocated to the fair value of the acquired assets and liabilities. The purchase price in excess of the fair value of the identifiable assets and liabilities was recognized as goodwill. The profit and loss statement 2004 is affected by among other things additional depreciation on the revaluation of assets and by the cost of financing. In addition, transaction costs associated with the acquisition are expensed in 2004 (see page 33, item 8).

Due to the aforementioned (Pos. 1.1. und 1.2.), the group financial figures as of December 31, 2004 are compared to the prior year financial figures as of December 31, 2003. In our discussion of the results for 2004 we provide additional information to permit a comparison with the prior year.

1.3. Company acquisition (business combination)

As of January 1, 2004, Blade Dritte Beteiligungs GmbH & Co. KG acquired 100% of the shares in MTU-M old. The purchase price after deduction of the net cash position amounted to T-Euro 1,041,153 and was allocated to the following assets and liabilities as part of the purchase price allocation ("PPA").

in T-Euro	
Purchase price	1,041,153
Book value acquired company	202,012
Amount to be allocated	839,141
Fair value adjustments	458,513
Goodwill	380,628

The purchase price was paid for fair values of T-Euro 660,525 (T-Euro 458,513 plus T-Euro 202,012) and the remaining goodwill (T-Euro 380,628). For better transparency, book values (before the acquisition), fair value adjustments and the resulting fair values (book value including pro rata purchase price allocation) are set out as follows:

in T-Euro	Book value of acquired assets and debts Jan 1, 2004	Purchase price allocation Jan 1, 2004	Fair value of acquired asset and debts Jan 1, 2004
Fixed assets			
Programme assets	0	377,492	377,492
Programme-independent technologies	0	124,743	124,743
Customer relations	0	56,548	56,548
Goodwill	2,319	380,628	382,947
	2,319	**939,411**	**941,730**
Land, leasehold rights and buildings, including buildings on non-owned land	95,209	210,350	305,559
Technical equipment, plant and machinery	100,306	105,043	205,349
Other equipment, operational and office equipment	56,607	40,057	96,664
	252,122	**355,450**	**607,572**
Current assets			
Inventories	388,573	29,720(*)	418,293
Assets	**643,014**	**1,324,581**	**1,967,595**
Non-current debt			
Other provisions	35,794	52,100	87,894
Deferred taxes	21,936	339,956	361,892
Current debt			
Other provisions	83,099	93,384	176,483
	502,185	839,141	1,341,326

(*) *Before deducting the revaluation reserve*

The following table shows the reconciliation of the consolidated balance sheet as per January 1, 2004 of MTU-M old to the consolidated balance sheet of MTU Aero Engines Erste Holding GmbH.

The first column contains MTU-M book values before acquisition. The balance sheet after acquisition including effects from the purchase price allocation is shown in the second column. The third column reflects the consolidated balance sheet of the acquiring companies as of January 1, 2004. In the last column the consolidated balance sheet of MTU Aero Engines Erste Holding GmbH is represented in its new company structure as of January 1, 2004.

Representation of the acquisition procedure as of January 1, 2004 (1)

in T-Euro	MTU Group before acquisition old group structure IFRS Jan 1, 2004	Fair value of acquired assets IFRS Jan 1, 2004	Purchasing companies Holdco III-VII IFRS Jan 1, 2004	Consolidation of purchasing companies IFRS Jan 1, 2004	MTU Aero Engines GmbH new group structure IFRS Jan 1, 2004
Programme assets	0	377,492			377,492
Programme—independent technologies	0	124,743			124,743
Customer relations	0	56,548			56,548
Rights and licenses	43,008	43,009			43,009
Goodwill	2,319	382,947	10	(23)	382,934
Intangible assets	**45,327**	**984,739**	**10**	**(23)**	**984,726**
Land, leasehold rights and buildings, including buildings on non-owned land	95,209	305,559			305,559
Technical equipment, plant and machinery	100,306	205,349			205,349
Other equipment, operational and office equipment	56,607	96,664			96,664
Advance payments and construction in progress	23,044	23,043			23,043
Property, plant and equipment	**275,166**	**630,615**	**0**	**0**	**630,615**
Shares in subsidiaries	502	502	1,041,263	(1,041,153)	612
Shares in associated companies	378	378			378
Investments in joint ventures	45,891	45,891			45,891
Other shares	157	157			157
Loans extended to equity participations					
—Joint ventures	213	212			212
—Other shares	3,769	3,769			3,769
Other loans	205	205			205
Financial assets	**51,115**	**51,114**	**1,041,263**	**(1,041,153)**	**51,224**
Fixed Assets	**371,608**	**1,666,468**	**1,041,273**	**(1,041,176)**	**1,666,565**
Non current assets					
Other receivables	91,967	91,967			91,967
Deferred taxes	2,397	2,397			2,397
Current assets					
Inventories	388,573	418,293			418,293
Accounts receivable	388,651	388,651			388,651
Other receivables	94,701	94,701	41,493		136,194
Cash and cash equivalents	17,500	17,500	188,146		205,646
Advance payments	5,811	5,811			5,811
	1,361,208	**2,685,788**	**1,270,912**	**(1,041,176)**	**2,915,524**

Representation of the acquisition procedure as of January 1, 2004 (2)

in T-Euro	MTU Group before acquisition old group structure IFRS Jan 1, 2004	Fair Value of acquired assets IFRS Jan 1, 2004	Purchasing companies Holdco III-VII IFRS Jan 1, 2004	Consolidation of Purchasing companies IFRS Jan 1, 2004	MTU Aero Engines GmbH new group structure IFRS Jan 1, 2004
Equity	202,012	1,041,153	201,224	(1,041,176)	201,201
Non-current debt					
Pension provisions	332,198	332,198			332,198
Other provisions	35,794	87,894			87,894
Financial liabilities	63,106	63,106	753,519		816,625
Other liabilities	72,685	72,685			72,685
Deferred taxes	21,936	361,892			361,892
Current debt					
Pension provisions	10,774	10,774			10,774
Other provisions	83,099	176,483	38		176,521
Financial liabilities	3,435	3,435	316,105		319,540
Trade account payable	180,130	180,130			180,130
Other liabilities	356,038	356,038	26		356,064
	1,361,208	2,685,788	1,270,912	(1,041,176)	2,915,524

in T-Euro	
Summary	
Equity MTU-M old before acquisition	202,012
Fair value allocated to assets, liabilities and goodwill	839,141
Purchase price	1,041,153

2. Group of consolidated companies

2.1. Subsidiaries

The group of consolidated companies of MTU Aero Engines Erste Holding GmbH includes all major companies in which MTU Aero Engines Erste Holding GmbH holds the majority of voting rights and has a controlling influence. These companies are consolidated as long as the controlling influence exists.

2.2. Associated Companies

Companies whose financial and business policy may be influenced by MTU Aero Engines GmbH in a significant way are stated at equity and are initially recognized with their acquisition costs. A significant influence is assumed if MTU Aero Engines Erste Holding GmbH directly or indirectly owns 20% or more of the voting rights of a company.

The shares in joint ventures are stated using the equity method in the consolidated financial statements of MTU Aero Engines Erste Holding GmbH.

2.3. Insignificant Participations

The group of consolidated companies does not include nine subsidiaries, five equity participations in associated companies, three joint ventures as well as three other investments without operations or with a minor business volume. Their impact on the net worth, financial and earnings situation of the group is not material as the investments are shown in the consolidated financial statements with the lower of cost or market price. MTU München Unterstützungskasse GmbH, Munich, is not consolidated because the obligations are recognized in the consolidated financial statements.

All investments (consolidated as well as non consolidated) are set out in the following table:

	Consolidated yes/no	Consolidation method(*)	Shareholding in %
Shares in subsidiaries			
MTU Aero Engines Zweite Holding GmbH, Munich	yes	fully	100
MTU Aero Engines Dritte Holding GmbH, Munich	yes	fully	100
MTU Aero Engines Investment GmbH, Munich	yes	fully	100
MTU Aero Engines GmbH, Munich	yes	fully	100
MTU Maintenance Hannover GmbH, Langenhagen	yes	fully	100
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	yes	fully	100
ATENA Engineering GmbH, Munich	yes	fully	100
MTU Maintenance Canada Ltd., Richmond, Canada	yes	fully	100
Vericor Power Systems L.L.C., Atlanta, USA	yes	fully	100
RSZ Beteiligungs- und Verwaltungs GmbH, Munich	yes	fully	100
MTU Aero Engines North America Inc., Rocky Hill, USA	yes	fully	100
MTU Aero Engines Zweite Verwaltungs GmbH, Munich	no	at cost	100
MTU Aero Engines Verwaltungs GmbH, Munich	no	at cost	100
MTU Aero Engines Zweite Participation GmbH, Munich	no	at cost	100
MTU Aero Engines Dritte Participation GmbH, Munich	no	at cost	100
ATENA ENGINEERING INC., Hartford, USA	no	at cost	100
ATENA INDIA PRIVATE LIMITED, Bangalore, India	no	at cost	100
MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich	no	at cost	100
MTU Maintenance do Brasil Ltda., Sao Paulo, Brazil	no	at cost	99.99
MTU München Unterstützungskasse GmbH, Munich	no	at cost	100
Shares in associated companies			
EUROJET Turbo GmbH, Munich	no	at cost	33
EPI Europrop International GmbH, Munich	no	at cost	28
MTU Turbomeca Rolls-Royce GmbH, Hallbergmoos	no	at cost	33.33
APA Aero Propulsion Alliance GmbH i.L., Munich	no	at cost	24.8
Turbo Union Ltd., Bristol, Great Britain	no	at cost	39.998
Equity participations in joint ventures			
MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China	no	Equity	50
Pratt & Whitney Canada Customer Support Centre Europe GmbH, Ludwigsfelde	no	Equity	50
Ceramic Coating Center S.A.S., Paris, France	no	at cost	50
Airfoil Services Sdn. Bhd., Shah Alam, Malaysia	no	at cost	50
EUROAER GmbH, Hamburg	no	at cost	33.33
Other shares			
IAE International Aero Engines AG, Zürich, Switzerland	no	at cost	12.1
Gesellschaft zur Entsorgung von Sondermüll in Bayern GmbH, Munich	no	at cost	0.1
Pratt & Whitney Canada CSC Ltd., (Africa) (PTY.), Lanseria, South Africa	no	at cost	50

(*) *Fully = fully consolidated.*
At cost = stated at fair value, but equivalent to costs of purchase.

The complete list of the group's shareholdings is deposited with the commercial register of the Munich local court (HRB 151251).

3. Consolidation principles

Business combinations are accounted for using the purchase method as defined in IFRS 3. Under the purchase method identifiable assets and liabilities acquired are measured initially at their fair value. The excess of the group's interest in the net fair value of the identifiable assets and liabilities acquired over cost is recognized as goodwill. Goodwill is subject to regular review for possible impairment. If the fair value of the assets and liabilities exceed the acquisition cost, the remaining difference is immediately recorded in the income statement.

The effects of inter-company accounts and transactions have been eliminated.

In accordance with IAS 12, deferred taxes arising from timing differences are recognized as a result of the elimination of profits and losses due to transactions within the group.

Shares in associated companies and equity participations in joint ventures are accounted for using the equity method from the point of acquisition, and are initially recognized at cost. Any difference between the acquisition costs and the fair values of the identified assets and liabilities which arise at the point of the acquisition are recognized as goodwill.

The Company's share of an investee's profits or losses is recorded in the income statement.

Programme investment companies are associated companies. With regard to the special accounting treatment of these equity participations, please refer to item 5.8.2.

All other equity participations (non-consolidated subsidiaries and other shares) are carried at fair value. If the fair value cannot be reliably determined, they are stated at cost (see explanation to item 5.8.1. and 5.8.3. an 5.8.4.).

4. Currency translation

The financial statements of consolidated companies whose functional currency is not Euros are translated into Euro in accordance with IAS 21 using the functional currency concept. The functional currency is the currency in which a foreign company generates most of its funds and makes its payments. Because the functional currency at all group companies is the corresponding local currency, the assets and liabilities are translated using the exchange rate applicable on the balance sheet reference date, and expenses and income are translated every month using the rate applicable at the end of the month. The effect of the exchange rate movements is included in a separate component of other comprehensive income, and does not have any impact on the net profit/loss for the year.

The following rates have been used for currency translation:

Currency

	Reference date rate		Average rate	
1 Euro =	Dec 31, 2004	Dec 31, 2003	2004	2003
USA (USD)	1.3621	1.263	1.2438	1.1304
Canada (CAD)	1.6416	1.6234	1.6167	1.5811
China (RMB)	11.2875	10.4642	10.2988	9.3581
Great Britain (GBP)	0.7051	0.7048	0.6787	0.6919
Malaysia (MYR)	5.1825	4.8026	4.728	4.2963

5. Accounting principles and policies

The financial statements of MTU Aero Engines Erste Holding GmbH as well as the domestic and foreign subsidiaries are prepared using standard accounting and valuation methods in accordance with IAS 27.

5.1. Revenues

Revenues from the sale of goods are recognized when the significant risks and rewards of ownership are transferred to the buyer, and the seller retains neither management involvement in, nor control over the goods. Further recognition criteria are the probability that economic benefits associated with the transaction will flow to the seller and the revenues and costs can be measured reliably. The company's customers are original equipment manufacturer ("OEM"), joint sale companies, national governments, airlines and other third parties.

Revenues from contractual maintenance services (time and material contracts, fly-by-hour contracts, Power by hour-contracts) in the maintenance repair and overhaul ("MRO") business as well as construction contracts in the military business, are based on the percentage of completion method, in accordance with IAS 11 and IAS 18. If the final profit cannot be reliably estimated, IFRS requires the use of the zero-profit method, which recognizes revenue only to the extent of costs incurred that are expected to be recovered.

Revenues are recognized less discounts for customers, price reductions and other rebates. Concessions on sales of new engines are recorded in cost of sales.

The company's foreign exchange contracts to hedge the potential volatility in future cash flows have been accounted for as cash flow hedges under IFRS. These financial investments instruments are measured at fair values, with the effective gains and losses on the hedging instrument, where they are effective, initially deferred in other comprehensive income. They are subsequently released to revenues, concurrent with the earnings recognition pattern of the hedged item.

5.2. Cost of sales

Cost of sales comprises the production-related manufacturing costs of the sold products and the costs of products purchased for resale. In addition to the direct cost of material and production, they also comprise the indirectly allocatable overheads including development costs, depreciation of the production installations, production-related other intangible assets, depreciation on inventories and commensurate production-related administration overheads. In addition, cost of sales includes expenses charged by OEM for customer acquisition costs.

5.3. Research and development costs

The **research costs** are expensed as incurred. **Development costs** are capitalized when the recognition criteria of IAS 38 are satisfied. The development costs for engine programs in the series and spare part phase were capitalized at fair value as part of the program assets resulting from purchase price allocation (intangible assets). Development costs comprise all costs that can be allocated directly to the development process as well as reasonable amounts of development-related overheads. Financing costs are not capitalized. The program assets are amortized using scheduled amortization over the expected product life cycle (maximum of 30 years.) Development costs which do not qualify for capitalization are expensed as incurred.

5.4. Public sector grants and assistance

Public sector grants and assistance are recognized in accordance with IAS 20 (accounting for government grants and disclosure of government assistance) only if there is adequate certainty that the related conditions are satisfied and that the grants and assistance will indeed be received. Revenue-based grants are deferred in the balance sheet and released to the income statement to offset the related expenditure that they are intended to reimburse. The grants and assistance are accordingly stated in the balance sheet when the book value of the assets is established. In the spare parts business, grants and assistance are only recorded down after the relevant conditions have been met. Up to this time, minor costs are capitalized and are spread uniformly, together with the grants and assistance at the point at which the grants and assistance are received, over the periods to which they are substantially related.

5.5. Intangible assets

Purchased **intangible assets** and internally generated intangible assets are capitalized in accordance with IAS 38 (Intangible Assets). IAS 38 requires capitalization if it is probable that a future economic benefit attributable to the asset exists and the costs of the asset can be measured reliably.

Intangible assets with a **limited useful life** are carried at cost of purchase or production and amortized on a straight-line basis over their useful life.

If there are indications that an intangible asset's carrying amount may not be recoverable, the asset is subject to an **impairment test**. The recoverable amount is calculated as the higher of the fair value less cost to sell and the value in use of an asset. An impairment loss is recognized immediately in the income statement if the carrying amount of an asset exceeds its recoverable amount. If the reason for an impairment in previous reporting periods is no longer applicable, a reversal is taken to the income statement, whereby the amortized costs of production or purchase must not be exceeded.

Scheduled depreciation, with the exception of goodwill, programme assets and technology assets, is normally applied over three to five years. Programme assets are depreciated over a period up to 30 years, whereas technology assets are depreciated over a period of ten years.

Goodwill with an **unlimited life** in accordance with IFRS 3 is subject to an impairment test at least once a year to complete the impairment test for goodwill, the company is split into two cash generating units. The goodwill is allocated to these cash generating units. The present value of the future net cash flows of each cash generating unit is compared with its carrying amount. If the present value is lower than the carrying amount, the goodwill is impaired. If the amount estimated for an impairment loss is greater than the goodwill, the difference is proportionately allocated to the other assets of the cash generating unit. An impairment loss recognized for goodwill shall not be reversed in a subsequent period.

5.6. Property, plant and equipment

Property, plant and equipment are subject to wear and tear and are carried at cost of purchase or production less scheduled depreciation. Depreciation is applied using the straight-line method to reflect wear and tear. If there are any indications of an impairment, the property, plant and equipment is subject to an **impairment test**. An impairment loss is recognized immediately in the income statement if the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is calculated as the higher of the fair value less cost to sell and the value in use of the asset. If the reason for an impairment in prior reporting periods is no longer applicable, the value is written up to an amount not exceeding the amortized costs. Minor value assets (worth less than T-Euro 410) are expensed immediately in the year in which they are acquired.

The scheduled depreciation is based on the following useful life:

in years	
Buildings	25–50
Light-weight structures	10
Property facilities	10–20
Technical equipment, plant and machinery	5–10
Operational and office equipment	3–15

The depreciation applicable for machines used in multiple-shift operation is increased accordingly by way of shift mark-ups.

The **costs of production of installations produced in-house** comprise all costs that can be directly allocated to the production process as well as reasonable amounts of production-related overheads. These comprise production-related depreciation, pro rata administrative expenses and pro rata social costs. Financing costs are not considered as part of costs of production or purchase.

If all risks and opportunities associated with ownership in a **leased** asset are primarily transferred attributable to the lessee, the leased asset is capitalized under property, plant and equipment, and an equivalent item is recognized under liabilities attributable to finance lease (**finance lease arrangements**). The amount capitalized at the start of the basic lease period is the lower of fair value or present value of minimum lease payments. The capitalized leased asset is depreciated over its useful life, whereas interest is added in instalments to the leasing liability.

If all risks and opportunities associated with ownership of a leased asset are not transferred to the lessee, the lease payments are expensed as incurred (**operating lease arrangements**).

5.7. Financial assets

Financial assets are recognized at the settlement date, the date on which the asset is delivered. When the financial assets are initially recognized, they are stated at fair value.

After the initial recognition, "**available for sale financial assets**" as well as assets in the category "**fair value through profit and loss**" are recorded at fair value. In general, the fair value corresponds to the market value. If a market price does not exist, the market value of the available for sale financial assets is determined using suitable valuation methods, e.g. discounted cash flow method, taking into account market data available at the balance sheet reference date. Changes in the fair value of assets in the category fair value through profit and loss are recognized with an impact on profits via the income statement, whereas changes in fair value of available for sale assets are recognized in other comprehensive income. Interest rate swaps that do not meet the strict criteria of IAS 39 for hedge accounting are classified as "held for trading" in the category "fair value through profit and loss".

Loans extended by the company which are not held for trading purposes (originated loans and receivables) as well as all financial assets which do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at amortized cost, if they have a fixed maturity. In the case of short-term **receivables** and **liabilities**, the amortized costs are equivalent to the nominal amount or the repayment amount.

In accordance with IAS 39 (**Financial Instruments**: recognition and measurement) regular checks are carried out to identify any indications of an impairment of a financial asset or portfolio. If such indications exist, the impairment loss is recognized in the income statement or, if financial instruments have been categorised as "available for sale", stated in other comprehensive income. Profits and losses from an available for sale financial asset are recorded directly in other comprehensive income, until the financial asset is disposed, or until an impairment has been established. In the event of an impairment, the cumulative transferred to the income statement.

5.8. Financial investments

Profits or losses attributable to joint venture companies accounted for under the equity method are allocated on a pro rata basis to the profit/loss and the corresponding book value of the investment. In the income statements, the allocated profit/loss is stated separately under the item "share of the loss of joint venture accounted for using the equity method".

5.8.1. Shares in non-consolidated subsidiaries

The shares in **non-consolidated subsidiaries** recognized under financial assets are carried at fair value. If a quoted market price in an active market is not available and if a fair value cannot be reliably measured, the shares are carried at cost.

5.8.2. Shares in associated companies

Shares in associated companies that are not accounted for under the equity method in accordance with IAS 28 are carried at fair value in accordance with IAS 39. If this value is not available, or if it cannot be reliably measured, the shares in associated companies are carried at cost.

5.8.3. Investments in joint ventures

Investments in joint ventures that are not accounted for under the equity method are carried at fair value in accordance with IAS 39. They are carried at cost if a quoted market price is not available and a fair value cannot be reliably measured.

5.8.4. Other shares

Other shares are carried at fair value in accordance with IAS 39.

5.8.5. Impairment of financial assets

If there are indications that investments in non-consolidated subsidiaries, non-consolidated associated companies, in non-consolidated joint ventures and non-consolidated other equity participations might be **impaired**, IAS 39 is applied.

5.9. Financial assets—loans receivable

Loans receivable are carried at amortized costs based on their classification as financial assets. This item does not include any held for trading financial assets.

5.10. Inventories

5.10.1. Raw materials and supplies

Raw materials and supplies are recognized at the lower of average costs of purchase or net realisable values. Costs of purchase comprise all direct purchasing costs as well as other costs incurred bringing them to the current location and condition. The net realisable value is the estimated selling price generated as part of normal business transactions less costs of completion and less any selling expenses.

5.10.2. Unfinished products

Unfinished products are recognized at the lower of cost of production or net realisable value. Cost of production comprises all expenses that can be directly allocated to the production process as well as reasonable amounts of production-related overheads. These include production-related depreciation, pro rata administrative expenses and pro rata social expenses.

5.10.3. Financing costs of inventories

Financing costs are not recognized as part of the cost of purchase or production for inventories.

5.11. Receivables and other assets

Receivables and other assets, except for derivative financial instruments, are loans and accounts receivable, which are recognized at amortized cost. Interest-free or low-interest receivables due in more than one year are discounted. Allowances are established all for estimated bad debts.

5.12. Derivative financial instruments

The Company uses **derivative financial instruments** to reduce currency and interest rate risks.

According to IAS 39, all derivative financial instruments, such as interest rate swaps, currency swaps, combined interest rate and currency swaps and foreign exchange forward contracts are recognized at market value, irrespective of the purpose or intention for which they were acquired. Unrealized changes in market value of the derivative financial instruments are recognized in other comprehensive income or in the income statement account depending on whether the derivative financial instrument is treated as a hedge and for hedges depending on whether the hedge is a "cash flow" hedge or a "fair value" hedge.

Hedge accounting

The of hedge accounts for its **foreign exchange forward contracts** as cash flow hedges. Changes in the market value of foreign exchange forward contracts which are used for compensating for future cash flow risks from existing underlying transactions or planned transactions are are initially recognized in the other comprehensive income equity without any impact on profits. As a result, profit (loss) is recorded to the income statement at the same time at which the hedged underlying transaction has an impact on profits.

For **swap transactions**, the requirements of hedge accounting are not met. Changes in fair values are recognized in the income statement under financial result with an impact on profits.

Financing of the company has been provided in the currencies "Euro" and "US Dollar" and is provided primarily in the form of loans and bank borrowings (senior facility agreements). Short-term liquidity surpluses are invested on the money market securities.

The company is exposed to interest rate and currency risks due its financing activity US Dollar revenues being greater than US Dollar costs. Accordingly, financial instruments are used to manage these risks (cross currency interest rate swaps and interest rate swaps).

The following financial instruments were used during the financial year:

1. Forward foreign exchange transactions:

The purpose of forward foreign exchange transactions is to hedge US Dollar revenue surpluses arising from operations.

At the end of the year, there were currency forward foreign exchange transactions of T-Euro 260,054, which have expiration dates through 2006, with a fair value of T-Euro 280,432.

The book value of the material financial instruments totalled T-Euro 20,378 as of December 31, 2004. In addition, losses realized from foreign exchange forward contracts outstanding at the beginning of the year amounting to T-Euro 387 were recorded in the income statement.

As of December 31, 2004, after deduction of deferred taxes, the change in fair value of the cash flow hedges transactions (T-Euro 12,145; prior year: T-Euro 0) were recorded in other comprehensive income.

In addition, forward foreign exchange transactions realized at a value of T-Euro 91,529 as part of the acquisition are also included in receivables and other assets.

2. Swaps:

2.2.1. Cross currency interest rate swaps:

The purpose is to provide protect against exchange rate (natural hedge) and interest rate fluctuations, using US Dollar income surpluses.

Variable Euro interest obligations have been swapped for fixed US Dollar interest obligations, and fixed Euro interest obligations have been swapped for fixed US Dollar interest obligations.

2.2.2. Interest rate swaps:

The purpose is to protect against interest rate fluctuations. Variable US Dollar interest obligations have been swapped for fixed US Dollar interest obligations.

The positive market values of all swap transactions amounted to T-Euro 5,211 and have been recorded in the income statement.

5.13. Cash and cash equivalents

Cash and cash equivalents comprise foreign currency holdings of T-Euro 21,305 and are valued using the exchange rate applicable at the reference date.

5.14. Deferred taxes (assets and liabilities)

Deferred tax assets and deferred tax liabilities are recognized for all temporary differences between the values reported in the tax balance sheets and the consolidated balance sheet ("balance sheet liability method"). The deferred tax assets and deferred tax liabilities were calculated using the tax rate applicable at the point at which the temporary differences are expected to reverse. Deferred tax assets and deferred tax liabilities are offset if the tax creditor and tax debtor is the same person and if maturities are congruent.

5.15. Pension provisions

Pension provisions are established based on the projected unit credit method in accordance with IAS 19 (Employee Benefits). This method recognizes not only the pensions and acquired entitlements known on the balance sheet reference date but also estimated increases in pensions and salaries expected in future, with a conservative assessment of the relevant parameters. The calculation is based on actuarial reports. Actuarial profits and losses are only offset against the pension expense if they fall outside a range of 10% (target range) of the estimated obligation. In this case, they are spread over the future average remaining service time of the workforce. The expenses attributable to cumulative interest for pension obligations are recognized with financial result in the income statement. All other expenses attributable to pension obligations are included with the costs of the affected function areas.

5.16. Other provisions

Other provisions are recorded if an obligation exists to third parties, it is probable that the provision will be utilized and, if probable, if the provision can be reliably estimated. For measuring the value of provisions with for example warranties and missing costs—consideration is given to all cost components including those in inventories. Long-term provisions (due in more than one year) are discounted. Provisions for part-time work for elderly people and jubilees are evaluated in accordance with statistical appraisals under IAS 19.

5.17. Financial obligations

Financial obligations are initially recognized at cost of purchase equivalent to the fair value of the service rendered in return. Long-term liabilities due in more than one year are recognized with their present value. Liabilities, except for derivative financial instruments, are carried at fair value.

5.18. Other comments

The claims of shareholder's to dividend payments are recorded as a liability in the period in which the corresponding resolution is declared.

5.19. Assumptions and estimates

The process of preparing consolidated financial statements in accordance with the requirements of IFRS involves making assumptions and estimates which have an impact on the extent and disclosure of the reported assets and liabilities, income and expenditure as well as contingent liabilities.

The **assumptions and estimates primarily** refer to the determination of estimated useful lives, the statement and valuation of provisions and the extent to which future tax relief will be realized. The actual amounts may differ from the assumptions and estimates. Changes are reflected in the income statement at the point at which appropriate knowledge is gained.

The Company assesses the value of its goodwill at least once a year (see "Accounting principles and policies"). For this purpose, the goodwill is allocated to cash-generating units. The recoverable amount of the cash generating units is established on the basis of the value in use.

5.20. Sensitivity analysis

The group makes estimates and assumptions relating to the future. Those estimates may not correspond precisely to subsequent circumstances. The estimates and assumptions involving a significant risk in the form of a major adjustment to the book values of assets and liabilities during the next financial year are discussed in the following.

5.20.1. Estimated impairment of goodwill

In line with the its accounting policies, the Company assesses every year whether an impairment of goodwill is required. The recoverable amount of each cash generating unit is derived based on calculations of value in use, which requires certain assumptions.

If the actual gross profit on December 31, 2005 is 10% lower than management's estimate of gross profit on December 31, 2004, this would not indicate an impairment of goodwill or any other assets.

Assuming a 10% increase in the discount rate before taxes which was applied for calculating the enterprise value using the discounted cash flow method (DCF), the company's goodwill and property, plant and equipment would still not be impaired.

5.20.2. Income taxes

The group is obliged to pay income taxes in various countries. It is therefore necessary to make certain significant assumptions in order to calculate the world-wide tax provision.

The group bases the extent of provisions for expected tax audits on estimates with regard to whether, and if so to what extent, additional taxes will be payable. If the definitive taxation in relation to these business transactions differs from the initially assumed taxation, this will have an impact on the actual and deferred taxes in the period in which the taxation is definitively established.

II. NOTES TO THE CONSOLIDATED INCOME STATEMENT

6. Cost of sales

Composition

in T-Euro	2004	2003
Costs of materials	(1,122,285)	
Personnel cost	(400,665)	
Depreciation and amortization	(131,508)	
Other cost of sales	(30,852)	
	(1,685,310)	0

The research and development costs amount to T-Euro 155,849, which were reduced by the capitalization of the provision for development costs by T-Euro 98,184. The costs of sales includes research and development costs in the amount of T-Euro 57,665.

7. Selling costs

Composition

in T-Euro	2004	2003
Cost of materials	(7,615)	
Personnel cost	(45,751)	
Depreciation	(372)	
Other selling cost	(14,258)	
	(67,996)	0

Other selling costs comprise mainly expenses for marketing, advertising and sales personnel as well as write-downs in relation to trade accounts receivable.

8. Administrative costs

Composition

in T-Euro	2004	2003
Cost of materials	(4,402)	
Personnel cost	(29,845)	
Depreciation	(1,196)	
Other administrative cost	(52,208)	(36)
	(87,651)	(36)

The other administrative costs include administrative expenses which are not allocated to production or to sales, including debt issuance costs associated with the acquisition of T-Euro 41,844.

9. Other operating income and expenses

Composition

in T-Euro	2004	2003
Income		
Income from the disposal of fixed assets	1,975	
Insurance claims	1,071	
Cost charged on to other companies	134	
Other operating income	4,181	
	7,361	0
Expenses		
Losses from the disposal of fixed assets	(245)	
Insurance claims	(2,135)	
Other operating expenses	(963)	(13)
	(3,343)	(13)
	4,018	(13)

10. Financial result

Composition

in T-Euro	2004	2003
Income from non-consolidated subsidiaries	191	
Income from associated companies	152	
Net interest income	(73,122)	(262)
Losses from the disposal of shares in affiliated companies	0	(10)
	(72,779)	(272)

Net interest income

Income		
Interest and similar income	23,253	1
Exchange rate gains from financing transactions	14,236	
Exchange rate gains from valuations of currency holdings	9,329	
Interest swap transactions	5,211	
Other financial income	2,468	
	54,497	1
Expenses		
Interests and similar expenses	(84,976)	(263)
Interest expenses attributable to pension provisions	(17,765)	
Exchange rate losses due to valuation of currency holdings	(16,063)	
Interest expenses for development provisions	(4,800)	
Interest expenses due to finance leasing contracts	(2,613)	
Exchange rate losses due to financing transactions	(1,402)	
	(127,619)	(263)
	(73,122)	(262)

11. Income taxes

Income taxes comprise the following

in T-Euro	2004	2003
Result before income tax	6,452	(321)
Current tax expense	(8,760)	
Deferred tax expense	2,484	
	(6,276)	0

An analysis of deferred tax assets and liabilities based on balance sheet items as of December 31, is shown below:

Allocation of deferred taxes

in T-Euro	Deferred tax assets	Deferred tax liabilities
Intangible assets	0	220,053
Property, plant and equipment	117	152,701
Financial assets	810	0
Inventories	7,906	32,744
Receivables and other assets	1,342	11,817
Market values of derivatives	0	45,210
Provisions	89,037	13,317
Liabilities	21,501	13,733
Losses carried forward	3,511	0
Offsetting of assets against liabilities	(121,878)	(121,878)
	2,346	367,697

Balances are stated for tax claims and obligations with regard to the same fiscal authorities.

Calculation of the effective tax rate

in T-Euro	2004	2003
Result before Income tax	6,452	(321)
Income tax rate (incl. trade tax)	40.4%	
Expected tax expense	2,607	0
Change due as a result of non deductible depreciation	(5,617)	
Tax reductions as a result of non-taxable expenses (in particular interest expenses)	7,792	
Variances due to different tax rates		
—Equity	740	
—Profit transfers	(78)	
Write-downs of deferred tax assets of	914	
—MTU Maintenance Canada Ltd., Canada		
—MTU Aero Engines North America Inc., USA		
Tax expense for prior periods	(155)	
Other variances	73	
	6,276	0

In the financial year 2004, the corporate tax rate was 25% plus the solidarity surcharge of 5.5% on the corporate tax charge. This results in a corporate tax rate of 26.4%. Trade tax is 14% after corporate tax is taken into consideration, which means that the total tax rate is 40.4%.

12. Additional information relating the income statement

12.1 Personnel costs

in T-Euro	2004	2003
Wages and salaries	398,220	
Social security, retirement and other benefit cost	101,134	
—thereof for pensions: T-Euro 28,200 (previous year: T-Euro 0)		
	499,354	0

The employer's part of social security contribution is T-Euro 72,934 which is included as an expense.

The average number of employees during the financial year by group is as follows:

12.2 Employees

	2004	2003
Industrial/commercial staff	3,165	
Administrative staff	3,912	
Employees on temporary contracts	180	
	7,257	0
Trainees	286	
Students on work experience projects	139	
	7,682	0

12.3 Cost of materials

in T-Euro	2004	2003
Cost of raw materials and supplies	504,392	
Cost of purchased services	613,976	
	1,118,368	0

III. NOTES TO THE CONSOLIDATED BALANCE SHEET

13. Movements in consolidated fixed assets (1)

in T-Euro	Jan 1, 2004	Purchase accounting	Exchange rate diff.	Cost Additions	Transfers	Disposals	Dec 31, 2004
Programme assets		377,492					377,492
Programme—independent technologies		124,743					124,743
Customer relations		56,548					56,548
Rights and licenses		43,009	(779)	10,914	1,414	(21)	54,537
Goodwill	10	382,947	(325)			(23)	382,609
Intangible assets	**10**	**984,739**	**(1,104)**	**10,914**	**1,414**	**(44)**	**995,929**
Land, leasehold rights and buildings including buildings on non-owned land		305,559	(11)	1,241	5,378	(625)	311,542
Technical equipment, plant and machinery		205,349	(224)	15,910	11,097	(1,175)	230,957
Other equipment, operational and office equipment		96,664	(112)	22,055	3,749	(707)	121,649
Advance payments and construction in progress		23,043	(20)	15,829	(21,638)		17,214
Property, plant and equipment	**0**	**630,615**	**(367)**	**55,035**	**(1,414)**	**(2,507)**	**681,362**
Shares in subsidiaries	274,653	502				(274,543)	612
Shares in associated companies		378					378
Investments in joint ventures		45,891		1,038		(2,858)	44,071
Other shares		157					157
Loans to equity participations							
—Joint ventures		212		45		(212)	45
—Other shares		3,769				(2,489)	1,280
Other loans		205		21		(130)	96
Financial assets	274,653	51,114	0	1,104	0	(280,232)	46,639
Fixed assets	274,663	1,666,468	(1,471)	67,053	0	(282,783)	1,723,930

13. Movements in consolidated fixed assets (2)

in T-Euro	Depreciation							Net book values	
	Jan 1, 2004	Exchange rate diff.	Additions	Transfers	Write-ups	Disposals	Dec 31, 2004	Dec 31, 2004	Dec 31, 2003
Programme assets			628				628	376,864	
Programme—independent technologies			12,474				12,474	112,269	
Customer relations			4,780				4,780	51,768	
Rights and licenses		(71)	9,543			(21)	9,451	45,086	
Goodwill								382,609	10
Intangible assets	0	(71)	27,425	0	0	(21)	27,333	968,596	10
Land, leasehold rights and buildings including buildings on non-owned land		(3)	9,333	2		(12)	9,320	302,222	
Technical equipment, plant and machinery		39	58,585	25		(668)	57,981	172,976	
Other equipment, operational and office equipment		(27)	37,733	(27)		(219)	37,460	84,189	
Advance payments and construction in progress								17,214	
Property, plant and equipment	0	9	105,651	0	0	(899	104,761	576,601	0
Shares in subsidiaries								612	274,653
Shares in associated companies								378	
Investments in joint ventures								44,071	
Other shares								157	
Loans to equity participations									
—Joint ventures								45	
—Other shares								1,280	
Other loans								96	
Financial assets	0	0	0	0	0	0	0	46,639	274,653
Fixed assets	0	(62)	133,076	0	0	(920)	132,094	1,591,836	274,663

14. Intangible assets

Intangible assets comprise mainly the program assets and program-independent technologies capitalized as a result of the acquisition, software and goodwill.

Goodwill represents the amount by which the purchase price exceeded the fair value of net assets of the acquired company at the time of the acquisition. The goodwill allocated to cash-generating units for the purpose of the impairment test. Each of these cash-generating units represents the company's investment in the corresponding area of business in accordance with the primary reporting segment.

An impairment test has been carried out for the year under audit on the basis of the cash-generating units. There were no indications of any impairment.

The increase in intangible assets primarily represents the purchase of software packages PLM^2 (T-Euro 6,460), Oracle SAP data bases (T-Euro 623), Unigraphics NX (T-Euro 797) and Local Network (T-Euro 650).

All movements in the item "intangible assets" are stated in the list of assets (page F-43 and F-44, note 13).

15. Property, plant and equipment

Major additions in 2004 were: four CNC 5A milling machines (T-Euro 2,354) an inertia welding machine (T-Euro 1,655) a CNC vertical turning machine (T-Euro 832), a CNC rotary grinding machine (T-Euro 620), three laser drilling-cutting machines (T-Euro 1,986), special consumables for GP7000 (T-Euro 3,156) and TP 400 (T-Euro 2,811) and a measurement recording machine (T-Euro 800) and data processing hardware (T-Euro 4,313).

Land and buildings leased from Silkan, Munich (an enterprise of the LHI leasing company), have been capitalized because a bargain purchase option has been granted to the company at the end of the leasing period. In addition, the company's fixed assets also comprise seven leased engine plants. For these assets, the company is required to make an additional payment at the end of the leasing period, if the disposal proceeds of the leasing assets falls below the book value. The liabilities of all leasing assets are recognized at their present value and cumulative interest is applied every year.

Details of the minimum lease payments are as follows:

in T-Euro	2004
Total future minimum lease payments	
due within one year	3,344
due between one and five years	26,576
due later than five years	41,212
	71,132
Interest portion of future minimum lease payments	
due within one year	1,456
due between one and five years	5,375
due later than five years	12,376
	19,207
Present value of future minimum lease payments	
due within one year	1,888
due between one and five years	21,202
due later than five years	28,835
	51,925

The tangible assets contained leased out-engine-modules for OEM business customers.

A further breakdown of the property, plant and equipment summarised in the balance sheet as well as related movements in the year under review are included in the list of assets on pages F-43 and F-44 (footnote 13).

16. Financial assets

The breakdown of the financial assets summarised in the balance sheet and the related movements in the year under review are set out in the list of assets on pages F-43 to F-44 (footnote 13) and comprise primarily shares in non-consolidated subsidiaries, non-consolidated equity participations in associated companies and investments in in joint ventures. Non-consolidated subsidiaries have immaterial impact significance for the company.

The joint ventures stated accounted for under the equity method at equity are set out in the list on page F-31. For accounting treatment, please refer to page F-35, item 5.8.3.

A summary of the group's share of income and expense and assets and liabilities of its joint ventures and associated companies is set as at below:

in T-Euro	Joint ventures 2004(*)	Associated companies 2004(**)
1. Disclosures to the income statement		
Income	56,551	940,233
Expenses	(65,585)	(939,780)
	(9,034)	453
2. Disclosures relating to the balance sheet		
Non-current assets	63,712	2,514
Current assets	134,547	154,745
	198,259	157,259
Equity	46,622	1,834
Non-current debt	70,564	5,065
Current debt	81,073	150,360
	151,637	155,425

(*) *Disclosed data MTU Maintenance Zhuhai Co. Ltd., China and for Pratt & Whitney Canada Customer Support Centre Europe GmbH, Ludwigsfelde, are financial year 2004 data. The other joint-venture data are financial year 2003 data, as actuals 2004 are not yet available.*

(**) *Data for financial year 2003, as actuals 2004 are not yet available.*

17. Inventories

Composition

in T-Euro	Dec 31, 2004	Dec 31, 2003
Raw materials and supplies	196,259	
Work in progress	249,798	
Advance payments	2,048	
	448,105	0

Inventories are recognized at the lower of cost or net realizable value. The costs of production of unfinished products comprise the costs of raw materials and supplies, direct personnel expenses, other direct costs and overheads which can be allocated to production (based on normal operating capacity). Costs of purchase or

production do not include any costs of debt capital. Discounts, bonuses and concessions have been deducted from the costs of purchase.

Advanced payments received are recognized under liabilities.

18. Receivables and other assets

Receivables

in T-Euro	Dec 31, 2004 Current Due in less than one year	Non-current Due in more than one year	Total	Dec 31, 2003 Current Due in less than one year	Non-current Due in more than one year	Total
Trade receivables	304,860		304,860			
Accounts receivable attributable to production and maintenance orders	89,733		89,733			
Accounts due from other group companies:						
—Associated companies	46,068		46,068			
—Joint ventures	9,763		9,763			
	450,424	0	450,424	0	0	0

More details to accounts receivables from other group companies are disclosed in the chapter "Relations with closely related companies and persons". The receivables are netted with the liabilities of the respective company.

Other assets

in T-Euro	Dec 31, 2004 Current Due in less than one year	Non-current Due in more than one year	Total	Dec 31, 2003 Current Due in less then one year	Non-current Due in more than one year	Total
Tax refund claims						
—Income taxes	41,281		41,281			
—Other taxes	11,876		11,876	2		2
Accounts due from employees	1,116		1,116			
Accounts from suppliers	13,588		13,588			
Market values of derivatives						
Currency futures	77,166	34,741	111,907			
Interest rate swaps		5,211	5,211			
Other assets	2,892	447	3,339			
	147,919	40,399	188,318	2	0	2

19. Cash and cash equivalents

Cash and cash equivalents of T-Euro 28,454 (previous year: T-Euro 76) comprise cash in hand, bank deposits as well as current securities due in less than three months.

20. Deferred taxes

With regard to the breakdown of deferred tax assets and liabilities, please refer to page F-41, item 11.

21. Prepayments

The prepayments of T-Euro 9,619 (previous year: T-Euro 0) consist primarily of advance payments for insurance premiums and rents.

22. Equity

Movements in the Equity of MTU Aero Engines Erste Holding GmbH are set out on page F-22.

Other comprehensive income

Other comprehensive income represents the currency translation of financial statements of foreign subsidiaries and the change in the valuation of financial instruments.

23. Pension provisions (Current and non-current)

Pension provisions are established for obligations arising from vested interests and current benefits paid to authorised active and former employees and their surviving dependants. Depending on the legal, financial and tax circumstances of the particular country, there are various systems of retirement pension plans which, in general, are based on the length of service and remuneration of the employees.

A distinction is made between defined contribution plans and defined benefit plans. In the case of defined contribution plans, the company has no further obligations.

In the case of defined benefit plans, the company has an obligation to fulfil the commitments made to active and former employees (defined benefit plans). These benefits are principally reserved for as provisions in the consolidated financial statements. In Germany, most of the benefit commitments are applicable for MTU Aero Engines GmbH, Munich, MTU Maintenance Hannover GmbH, Langenhagen, as well as MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde. These commitments are reserved for by way of allocations to provisions. There are also benefits financed by employees (retirement and benefit capital as well as pension capital accumulation account).

The estimated pension obligation (defined benefit obligation) has been calculated using actuarial methods based on a number of assumptions.

IAS 19 is used for valuation purposes. Apart from life expectancy assumptions, the following assumptions were made:

in %	Dec 31, 2004
Discount rate	5.25
Salary level trend	2.50
Pension level trend	1.75

Future salary trends growth includes expected future salary increases, which are estimated every year on the basis of various factors, including inflation and length of service with the company.

The actuarial losses, which resulted in an increase in the defined benefit obligations, are based on the changes in discount rates underlying the actuarial calculation. As a result of the sharply lower return of capital investments, the pension and personnel obligations as of January 1, 2005 are calculated on the basis of 4.75%.

Movements in pension provisions in the balance sheet are stated as follows:

in T-Euro	Dec 31, 2004
Balance as of January 1, 2004	342,972
Service costs	9,879
Interest expenses	17,765
Allocation	27,644
Balance before payment	370,616
Payment of employer for pensions and other benefits after termination of the employment contract	(11,697)
Balance as of December 31, 2004	358,919
thereof due in less than one year (current)	14,240
thereof due in more than one year (non-current)	344,679
	358,919
Transition of the balance sheet item	
Defined benefit obligation	385,989
Off-balance sheet actuarial losses	(27,070)
	358,919

Actuarial profits and losses which do not exceed 10% of the present value of the obligations are not recognized. The portion of the actuarial profits and losses which exceeds 10% of the present value of the obligations is amortized over the average remaining service time of the employees starting in the following year.

24. Other provisions (current and non-current)

in T-Euro	Dec 31, 2004 Current Due in less than one year	Dec 31, 2004 Non-current Due in more than one year	Total	Dec 31, 2003 Current Due in less than one year	Dec 31, 2003 Non-current Due in more than one year	Total
Tax obligations	9,725	0	9,725			
Personnel and social obligations	48,694	15,468	64,162			
Obligations due to potential losses and warranties	10,833	20,306	31,139			
Other obligations	86,980	20,900	107,880	34		34
	156,232	56,674	212,906	34	0	34

Movements in current provisions (due in less than one year) are as follows:

Current provisions

in T-Euro	Balance Jan 1, 2004	Utilization	Reversal	Allocation	Balance Dec 31, 2004
Tax obligations	1,143	(226)	(37)	8,845	**9,725**
Personnel and social obligations	26,939	(3,869)	(169)	25,793	**48,694**
Obligations due to potential losses and warranties	10,069	(1,870)	(2)	2,636	**10,833**
Other obligations	138,370	(67,496)	(157)	16,263	**86,980**
	176,521	(73,461)	(365)	53,537	**156,232**

The personnel and social obligations include provisions for pre-retirement part-time work of T-Euro 5,022 (previous year: T-Euro 0) and exceptional payments of T-Euro 28,674 (previous year: T-Euro 0). If it is sufficiently probable that the provisions will cover the actual requirements, the assessment of provisions is based on past experience. There are no claims for refunds. Management considers that the provisions are sufficient to cover the actual obligations based on historical experience. There are no claims for refunds.

Non-current provisions

Movements in non-current provisions (due in more than one year) are as follows:

in T-Euro	Balance Jan 1, 2004	Consumption	Write-back	Allocation	Balance Dec 31, 2004
Personnel and social obligations	17,939	(2,802)	0	331	15,468
Obligations due to potential losses	17,205	0	0	3,101	20,306
Other obligations	52,750	(31,850)	0	0	20,900
	87,894	(34,652)	0	3,432	56,674

The provisions for other obligations relate to development costs for the programs GP7000 and PW6000 for the year 2006.

Management considers that the provisions are sufficient to cover the actual obligations based on historical experience. There are no claims for refunds.

25. Financial liabilities (Current and Non-current)

All interest-bearing obligations of MTU Aero Engines Erste Holding GmbH existing at the relevant balance sheet date are recognized under financial liabilities.

in T-Euro	Current Due in less than one year	Non-current Due in more than one year and less than five years	Due in more than five years	Total Dec 31, 2004
Bonds				
High Yield Bond			275,000	275,000
Interest liability High Yield Bond	5,672			5,672
Liabilities due to banks				
Senior Facility Agreement	174,178			174,178
Accounts due to related companies	63,589	98,824		162,413
Other financial liabilities				
Vendor Loan			185,500	185,500
Finance leasing liabilities	1,888	21,202	28,835	51,925
Other		8,163	3,716	11,879
	245,327	128,189	493,051	866,567

In addition to the financial liabilities, an additional overdraft facility of T-Euro 200,000 is granted to the company. It has been used to the extent of T-Euro 13,200 by way of bank guarantees issued to third parties for liabilities of the company as well as USD sales transactions.

in T-Euro	Current Due in less than one year	Non-current Due in more than one year and less than five years	Due in more than five years	Total Dec 31, 2004
Liabilities due to banks	262			262
Liabilities due to related companies		73,000		73,000
	262	73,000	0	73,262

26. Other liabilities (current and non-current)

in T-Euro	Current Due in less than one year	Due in more than one year and less than five years	Non-current Due in more than five years	Total Dec 31, 2004
Advance payments from customer	267,869	42,908		310,777
Accounts due to related companies (not consolidated)	5,651			5,651
Accounts due to associated companies, joint ventures, and other investments	56,642			56,642
Taxes payable	14,999			14,999
Social security	10,825			10,825
Employees	44,704	7,697		52,401
Other liabilities	9,991	5,445	2,194	17,630
	410,681	56,050	2,194	468,925

Employee liabilities relate to vacation, flexi-time credits as well as obligations arising from pre-retirement part-time work.

in T-Euro	Current Due in less than one year	Due in more than one year and less than five years	Non-current Due in more than five years	Total Dec 31, 2004
Accounts due to related companies (not consolidated)	226			226
Other liabilities	15			15
	241	0	0	241

IV. OTHER DISCLOSURES

27. Contingent liabilities and other financial obligations

27.1. Contingent liabilities

The company has contingent liabilities of T-Euro 138,446 (previous year: T-Euro 0). The gross figure represents the total amount of liability, whereas the net amount is reduced by the provisions set aside to cover the liability.

in T-Euro	Provision	Dec 31, 2004 Gross	Net
I. Liability due to risk and revenue contract conditions			
GE	319	31,862	31,543
IAE	1,670	34,249	32,579
PWA	162	16,239	16,077
	2,151	82,350	80,199
II. Guarantees issued for non-consolidated subsidiaries	342	58,589	58,247
	2,493	140,939	138,446

27.2. Other financial obligations

27.2.1. Obligations arising from operating lease arrangements

Apart from liabilities, provisions and contingent liabilities, the company has additional other financial obligations, as a result of rental and lease contracts for buildings, machines, tools, office and other equipment. The contracts have terms of one to 19 years and in certain cases contain extension and purchase options as well as price adjustment clauses. Within the framework of rental and lease agreements, payments of T-Euro 6,278 (previous year: T-Euro 0) were expensed.

The sum of future minimum lease payments attributable to lease agreements which cannot be terminated and the operating lease arrangements are as follows (based on maturities):

in T-Euro	Dec 31, 2004
Nominal total of future minimum leasing and rental payments from operating leasing arrangements	
Due in less than one year	8,302
Due in more than one and less than five years	19,656
Due in more than five years	6,258
	34,216

27.2.2. Pledged securities

The acquisition was financed through loans (Senior Facilities Agreement). Therefore all accounts of the company were pledged as Security. As the remaining SFA-liabilities have been repaid in full, this pledge was released at the end of March 2005.

For lease obligations the company has pledged securities amounting to T-Euro 2,450 to Nord/LB Norddeutsche Landesbank, Hannover.

27.2.3. Transfer by way of security/mortgage

As part of the acquisition and in connection with the financing substantially all the group's assets are secured and all receivables were assigned.The real estate of the group serves as security to the associated mortgages. Approval for the extinguishing of the security of the property was granted in March 2005 so that the deletion is to be filed with the Land Registery.

27.2.4. Order obligations

The other financial obligations resulting from the order obligation for investments and for maintenance contracts and general operating expenses are within a normal level.

27.3. Default risk

Irrespective of existing security, the amount stated for financial assets specifies the maximum default risk for the case in which a customer, risk-and revenue partner, syndicate, etc. are not able to meet their contractual payment obligations. For all service arrangements underlying the **original financial instruments**, securities are required, credit rating information are obtained or historical data from the existing business relationship, and in particular payment patterns, are used to avoid payment defaults in order to minimize the default risk depending on the nature and type of the particular service provided.

If default risks are evident for the individual financial assets, these risks are recorded by way of impairments. In the case of **derivative financial instruments**, the group is also exposed to a credit risk which arises as a result of contract partners not fulfilling contractual agreements. This credit risk is diminished by ensuring that business is conducted only with partners with a first-class rating. For this reason, the general credit risk resulting from the derivative financial instruments used is not considered to be significant. There are no indications of any concentration of default risks arising from business relations, individual debtors or groups of debtors.

28. Notes to the consolidated cash flow statements

The statements detail how the liquid assets of the company have changed during the year under review. According to IAS 7 (Cash flow Statements), a distinction is made between cash flows from current operations, cash flows from investing and cash flows from financing activities. The consolidated cash flow statement of the company is set out on page F-23.

The cash and cash equivalents in the cash flow statement comprise all liquid assets stated in the balance sheet, i.e. cash-in-hand, cheques, balances held at banks and securities (SILKAN), if they are available within three months.

The cash flows from **investing and financing activities** are established on the basis of payment (i.e. **directly**).

Cash flow from **operating activities** is inferred indirectly on the basis of the consolidated net profit. As part of the **indirect** calculation process, the changes to balance sheet items taken into consideration in connection with the current business activities are adjusted by currency translation effects and changes in the group of consolidated companies. Accordingly, the changes in the corresponding balance sheet items cannot be reconciled with the corresponding figures of the published consolidated balance sheet.

29. Relations with closely related companies and persons

29.1. Related companies

Special information is required to be provided with regard to relations and transactions with related companies and persons. In accordance with IAS 24 (related-party disclosures), persons or companies which are able to influence the company, as well as persons or companies which can be influenced, have to be specified if they have not already been included as a consolidated company in the consolidated financial statements. A situation of control is deemed to exist if one shareholder holds more than half of the voting rights in a company or, as a result of the stipulations in the articles of association or as a result of a contractual agreement, is able to control the financial and business policy of management.

In addition, the disclosure requirement specified in IAS 24 also extends to transactions with associated companies and transactions with persons who exert a significant influence on the financial and business policy of the company, including close family members or intermediate companies. A significant influence on the financial and business policy is based on a shareholding of 20% or more, a seat on the managing board or supervisory board at a group company or another key position in management.

Major shareholdings of MTU Aero Engines Erste Holding GmbH

Name and registered offices of the company	Capital stake %	Equity in T-Euro	Result in T-Euro
I. SHARES IN SUBSIDIARIES			
1 MTU Aero Engines Zweite Holding GmbH, Munich	100.00	301,446	27,922
2 MTU Aero Engines Dritte Holding GmbH, Munich	100.00	435,677	0[2]
3 MTU Aero Engines Investment GmbH, Munich	100.00	610,677	16
4 MTU Aero Engines GmbH, Munich	100.00	611,247	(11,266)
5 MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	100.00	104,180	(1,235)[2]
6 MTU Maintenance Hannover GmbH, Langenhagen	100.00	129,649	(8,780)[2]
7 ATENA Engineering GmbH, Munich	100.00	4,896	606
8 MTU Aero Engines North America Inc., Rocky Hill, USA	100.00	2,425[3]	(2,951)[4]
9 MTU Maintenance Canada Ltd., Richmond, Canada	100.00	(561)[3]	867[4]
10 RSZ Beteiligungs- und Verwaltungs GmbH, Munich	100.00	13,426	(1)
11 ATENA ENGINEERING INC., Hartford, USA	100.00	41[3]	(45)[4]
12 MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich	100.00	26	0[2/7]
13 MTU München Unterstützungskasse GmbH, Munich	100.00	5,641	(751)[2/7]
14 Vericor Power Systems L.L.C., Atlanta, USA	100.00	11,988[3]	(10)[4]
15 ATENA INDIA PRIVATE LIMITED, Bangalore, India	100.00	104[3]	13[4]
16 Pratt & Whitney Canada CSC (Africa) (PTY) Ltd., Lanseria, South Africa	50.00	1,236[3]	179[4]
17 MTU Maintenance do Brasil Ltda., Sao Paulo, Brazil	99.99	80[1/3]	42[1/4]

Name and registered offices of the company	Capital stake %	Equity in T-Euro	Result in T-Euro
II. SHARES IN ASSOCIATED COMPANIES			
18 Turbo Union Ltd., Bristol, Great Britain	39.99	160(1/3/7)	8(1/4/7)
19 EUROJET Turbo GmbH, Hallbergmoos	33.33	1,430(1/7)	303(1/7)
20 EPI Europrop International GmbH, Munich	28.00	160(1/7)	97(1/7)
21 MTU Turbomeca Rolls-Royce GmbH, Hallbergmoos	33.33	83(1/7)	45(1/7)
22 APA Aero Propulsion Alliance GmbH i.L., Munich	24.80	86(5/7)	36(5/7)
III. EQUITY PARTICIPATIONS IN JOINT VENTURES			
23 Pratt & Whitney Canada Customer Support Centre Europe GmbH, Ludwigsfelde	50.00	12,627	2,056
24 Airfoil Services Sdn. Bhd., Shah Alam, Malaysia	50.00	1,936(1/3)	(126)(1/4)
25 MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China	50.00	28,114(3)	(5,716)(4)
26 Ceramic Coating Center S.A.S., Paris, France	50.00	289(1)	(133)(1)
27 EUROAER GmbH, Hamburg	33.33	30	0(6)

(1) *Previous year's values, because present values yet not available.*

(2) *Profit transfer arising under German GAAP (HGB) from Profit and Loss Pooling.*

(3) *Conversion to year end exchange rate.*

(4) *Conversion to exchange rate per end of the month.*

(5) *Values of the year 2002; because present values yet not available.*

(6) *Founded end of the year 2004.*

(7) *German GAAP (HGB) values, because no IFRS-Financial Statements available.*

The group companies are controlled by Blade Lux Holding Two S.a.r.l., situated in Luxembourg, which has a 100% participation in the group. Top level company of the group is Blade Lux Holding One S.a.r.l., Luxembourg.

The following amounts due from (due to) companies with subsidiaries, associated companies and joint ventures are all part of the ordinary business.

Accounts due from related companies

in T-Euro	Dec 31, 2004	Dec 31, 2003
Non-current accounts receivable		
Loans extended:		
Ceramic Coating Center S.A.S., Paris, France	30	
EUROAER GMBH, Hamburg	15	
	45	0
Current accounts receivable		
Eurojet Turbo GmbH, Munich(*)	19,245	
MTU Turbomeca Rolls-Royce GmbH, Hallbergmoos(*)	9,293	
Pratt & Whitney Canada Customer Support Centre Europe GmbH, Ludwigsfelde	4,922	
Turbo Union Ltd., Bristol, Great Britain(*)	16,881	
Airfoil Services Sdn. Bhd., Shah Alam, Malaysia	350	
MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China	4,491	
EPI Europrop International GmbH, Munich(*)	649	
	55,831	
	55,876	0

(*) *Cooperation companies.*

The goods and products sold and purchased between related parties are on terms generally similar to those prevailing with unrelated companies. Related party transactions and the corresponding receivables mainly arise from transactions with joint sale companies from military engine programs, ordered by national governments.

The significant receivables due from (and on-going operations with) cooperation companies relate to military engine programs arising from government contracts.

The Pratt & Whitney Canada Customer Support Centre Europe GmbH, Ludwigsfelde, performs technical- and maintenance performance for aircraft engines which are assigned on usual market conditions.

Accounts due to related companies

in T-Euro	Dec 31, 2004	Dec 31, 2003
Non-current debt		
Blade Lux Holding Two S.a.r.l.	69,640	72,000
Forex Ltd., Great Britain	29,184	1,000
	98,824	73,000
Current debt		
Forex Ltd., Great Britain	63,342	
MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich	38	
KKR European Fund L.P.	157	157
KKR Millenium Fund L.P.	52	52
IAE International Aero Engines AG, Zürich, Switzerland	56,629	
Gesellschaft zur Entsorgung von Sondermüll in Bayern GmbH, Munich	13	
MTU München Unterstützungskasse GmbH, Munich	5,641	
MTU Maintenance do Brasil Ltda., Sao Paulo, Brazil	5	
ATENA ENGINEERING INC., Hartford, USA	5	
MTU Aero Engines Erste Verwaltungs GmbH, Munich		5
MTU Aero Engines Zweite Verwaltungs GmbH, Munich		6
MTU Aero Engines Verwaltungs GmbH, Munich		6
	125,882	226
	224,706	73,226

The engine program V 2500 is handled by IAE International Aero Engines AG, Switzerland as co-operation partner.

Prior to the acquisition of MTU-M, DaimlerChrysler and MTU-M entered into hedging contracts. DaimlerChrysler's obligations resulting from these contracts until the December 31, 2003 were transferred to Forex Ltd., Great Britain.

29.2. Related persons

No group company has conducted any business which is subject to disclosure requirements with members of the managing board or the supervisory board of the company or with other members of management in key positions or with companies in whose managing board or supervisory boards these persons are represented.

This is also applicable for close family members of this group of persons.

30. Total emoluments of the managing board and supervisory board

The managing board has received total emoluments of T-Euro 3,728. The emoluments of the supervisory board amounted to T-Euro 400. By these emoluments all management functions MTU companies are settled.

Members of management and the supervisory board (1)

30.1. Members of management:

Udo Stark (since January 1, 2005) Chairman	Munich
Dr. Klaus Steffens (up to December 31, 2004) Chairman	Munich
Bernd Kessler (since August 1, 2004) Director Civil Maintenance	Munich
Dr. Michael Süß Director Technology	Munich
Reiner Winkler Director Finance, Personnel and IT	Munich

Members of management and the supervisory board (2)

30.2. Members of the supervisory board:

Johannes Huth (chairman) (since June 30, 2004) Managing Director, KKR & Co. Ltd.	London
Reinhard Gorenflos (since June 30, 2004) Managing Director, KKR & Co. Ltd.	London
Ned Gilhuly (since June 30, 2004 up to December 31, 2004) Managing Director, KKR & Co. Ltd.	London
Günter Sroka * (deputy chairman) (since July 8, 2004) Chairman of the Works Council of MTU Aero Engines GmbH	Dachau
Harald Flassbeck * (since July 8, 2004) First duly authorised representative of IG Metall Verwaltungsstelle Munich	Unterhaching
Oliver Haarmann (since June 30, 2004) Director, KKR & Co. Ltd.	London
Babette Haas * (since July 8, 2004) Head of Management Section, IG Metall Board of Directors	Frankfurt
Josef Hillreiner * (since July 8, 2004) Deputy chairman of the Works Council of MTU Aero Engines GmbH	Ried
Michael Keller * (since July 8, 2004) Service Representative of Management	Aindling
Prof. Dr. rer. nat. Walter Kröll (since June 30, 2004) President of the Helmholtz Association of German Research Centres	Cologne
Josef Mailer * (since July 8, 2004) Member of the Works Council of MTU Aero Engines GmbH (exempted from duties)	Dachau
Dr. Klaus Steffens (since January 1, 2005)	Bernried
Prof. Dr. Sigmar Wittig (since June 30, 2004) Chairman of the Managing Board of DLR Deutsches Zentrum für Luft- und Raumfahrt	Cologne

(*) *Employees' representative.*

V. SEGMENT INFORMATION

31. Obligation for segment reporting

Segment reporting is mandatory for companies whose equity or debt capital instruments are already traded on markets or which are in the process of issuing equity or debt capital instruments on public security markets. The company distinguishes between business segments and geographical segments.

The extent and content of the information to be provided with regard to the two segments is set out in the primary segment reporting format "business segment" and also in the secondary segment reporting format "geographical segment". This structure thus reflects internal reporting (management approach).

The business segment as well as the geographical segment is both subject to reporting requirements in accordance with IAS 14.35.

31.1. Notes to the segment information

31.1.1. Primary business segment (business segment)

- The segment information is based on the same accounting and valuation methods as the consolidated financial statements. Receivables and liabilities, income and expenditure as well as results between the segments are eliminated as part of the reconciliation process. Internal sales are transacted on an arm's length basis.
- The investments are additions to property, plant and equipment and intangible assets which will probably be used for more than one year. The investments are allocated to the registered offices of the company to which they belong.
- The segment assets and the segment liabilities of the segments also comprise assets and liabilities which have been used for generating current operations. The assets are allocated to the registered offices of the company to which they belong. The segment assets and the segment liabilities have been reconciled with the assets and liabilities of the company.
- The pro rata results relating to joint ventures do not contain any "pro rata at equity results" of associated companies as these investments are stated at cost because they are not significant.

31.1.2. Secondary reporting segment (geographical segment)

- With regard to the segment information according to regions, external sales are based on the registered offices of the customers. In line with the method used for internal control and reporting, the following regions are defined: Germany, Europe, North-America, South-America, Africa, Asia, others and equity capitalized financial assets.

31.2. Definition of market segments

As part of segment reporting, the activities of the company are defined in accordance with the rules of IAS 14 (segment reporting) as business segments (primary reporting format) and regions (secondary reporting format). This structure reflects internal management reporting and takes into account different risks and earnings structures of the segments.

Since January 1, 2004, the activities of the company have been split into the two following segments:

- OEM business
- Commercial MRO business
- In the "OEM business segment", the company develops, manufactures, assembles and delivers civil and military engines and components.
- In the "Commercial MRO business segment", the company maintains, repairs, and overhauls aircraft engines. Besides complete engine repairs, engine modules are completely overhauled and special repairs are carried out. The service level is also increased by technical and logistical advice, support with regard to setting up own engine overhaul capacities for airlines as well as training in the company's own premises or at the customer's premises. The range of services also includes the

"engine pool services". These services consist of providing spare motors/turbines for airlines and operators of stationary gas turbines.

In addition to aircraft engines, the "Commercial MRO business" group companies also repair and overhaul industrial gas turbines.

Eliminations between the market segments OEM business and Commercial MRO business, as well as business processes of the holding companies which cannot be directly allocated to a market segment, are stated in the consolidation column of the group's consolidated result of ordinary operations.

32. Information according to business segment

Primary reporting segment

in T-Euro	OEM business 2004	Commercial MRO business 2004	Consolidation 2004	Group 2004
Revenues with third parties	1,347,852	570,148	0	1,918,000
Inter-segment revenues	27,696	5,787	(33,483)	0
Total revenues	1,375,548	575,935	(33,483)	1,918,000
Result before financial result	80,096	2,811	(1,846)	81,061
Interests in results of joint ventures stated at equity	0	(1,830)	0	(1,830)
Segment result				
Result from ordinary activities	40,608	(2,969)	(31,187)	6,452
Capital expenditure	53,452	12,497	—	65,949
Depreciation/amortization	99,056	34,020	—	133,076
Assets	2,453,144	725,166	(459,208)	2,719,102
Liabilities	1,877,529	365,435	259,172	2,502,136
Average workforce during the year				
Industrial/commercial staff	2,005	1,160	—	3,165
Administrative staff	3,326	586	—	3,912
Employees on temporary contracts	103	77	—	180
Trainees	151	135	—	286
Students	101	38	—	139

33. Information according to geographical segment

Secondary Reporting Segment

in T-Euro	Sales 2004	Investments 2004	Assets 2004
Germany	501,416	65,209	2,618,294
Europe	233,547		
North America	986,432	740	60,755
South America	32,582		
Africa	7,129		
Asia	148,337		
Others	8,557		
At Equity capitalized financial assets (s. Page 41)			40,053
	1,918,000	65,949	2,719,102

Sales are allocated on the basis of the country in which the customer is domiciled.

The investments comprise additions of property, plant and equipment and intangible assets which will probably used for more than one year. The investments are allocated to the region where the registered office of the companies are situated.

The assets are allocated in the same way.

VI. ADDITIONAL INFORMATION ON OPERATING GROUP RESULT

in T-Euro	2004
Result before financial result, after effects of purchase price allocation	81,061
+ Depreciation/Amortization	133,076
= EBITDA after effects of purchase price allocation	**214,137**
+ Effects from hedging(a)	74,474
+ Effects from inventory valuation(b)	27,008
= EBITDA before effects of purchase price allocation	**315,619**
+ Restructuring costs(c)	6,748
+ Direct transaction costs from acquisition(d)	22,643
= EBITDA before one-off effects and effects of purchase price allocation	**345,010**
– Depreciation before purchase price allocation	(70,616)
= EBIT before one-off effects and effects of purchase price allocation	**274,394**

EBITDA is influenced by business transactions neither belonging to ordinary activities nor actually belonging to extraordinary activities. The following clarifies the calculation of EBIT and EBITDA shown above:

(a) Foreign exchange forward contracts amounting to Mio-US-Dollar 660 closed with DaimlerChrysler on December 31, 2003 were carried over to the related company Forex Ltd., Great Britain. From the perspective of the company, due to the application of the rules of business combinations unrealized profits from foreign exchange forward contracts amounting to Mio-Euro 165 were recognized as if they were realized by the acquisition; in the future, these profits will not have any impact on the company´s income statement. In view of the foreign exchange forward contracts having become due in 2004, Mio-Euro 74.5 did not have any impact on the result. Therefore, this amount is added to the EBITDA after effects of purchase price allocation.

(b) Effects from inventory valuation, mainly arising from profits in order backlog carried as assets by purchase price allocation, were added to the EBITDA.

(c) Restructuring costs mainly refer to restructuring activities of the group companies MTU Maintenance Hannover GmbH, Langenhagen, as well as MTU Aero Engines GmbH, Munich. As these costs have to be treated as one-off effects, these costs are added to the EBITDA before effects of purchase price allocation.

(d) The direct transaction costs primarily represent debt issuance costs incurred in connection with the acquisition that are not subject to capitalization. As the acquisition costs have to be treated as one-off effects, these costs are added to the EBITDA before effects of purchase price allocation.

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH IFRS

Exempting consolidated financial statements according to section 292a HGB

HGB consolidated financial statements

The consolidated financial statements of MTU Aero Engines Erste Holding GmbH have been prepared in accordance with the regulations of the IASB principles applicable on the balance sheet reference date as an exempting effect for consolidated financial statements prepared in accordance with HGB, pursuant to section 292a.

At the same time, the consolidated financial statements and the consolidated management report are consistent with the European Union directive concerning consolidated accounting (83/349/EWG), whereby this directive has been interpreted in the Standard No.1 (DRS 1) "Exempting consolidated financial statements pursuant to section 292a HGB" of the German Accounting Standards Committee e.V. (DRSC).

In order to ensure that the consolidated financial statements are equivalent to consolidated financial statements prepared in accordance with the regulations of commercial law, information and explanations required by German commercial law have also been published in addition to the information specified by IFRS.

These consolidated financial statements contain the following accounting and valuation methods which differ from German law:

- Currency receivables and liabilities have been translated using the exchange rate applicable on the reference date and resultant changes in value have been recorded in the income statement.
- Long-term provisions have been stated with their present value.
- Expense provisions are not stated.
- Deferred taxes have been stated using the balance sheet liability method; deferred tax claims from tax loss carry-forwards have been capitalized. Under IFRS an obligation generally exists for deffered taxes on all temporary differences between the fiscal estimated values and the estimated values in the company balance sheet, whereby quasi-permanent differences are also treated as temporary. For tax computation the expected future tax rate is applied based on current tax laws in effect at the balance-sheet date. Under German accounting regulations only the deferred tax liabilities and deferred taxes assets acting on consolidation are recognized.
- The assets have been capitalized and the present value of the leasing instalments of finance leasing agreements have been stated as liabilities in accordance with the allocation criteria of IAS 17.
- Pension provisions have been stated using the projected unit credit method, with due consideration being given to future salary and pension developments.
- (Derivative) financial instruments have been stated with their fair value if fair value can be reliably determined. The adjustment to the fair value is taken to the income statement, depending on the classification, or is initially recorded in other comprehensive income.
- IFRS 3 specifies that initial consolidation has to take place at the point of acquisition. In addition, IFRS 3 contains detailed regulations regarding the statement and valuation of intangible assets.
- Instead of scheduled depreciation, only non-scheduled depreciation is relevant for certain intangible assets (e.g. assets with an unlimited useful life) ("Impairment only approach").

Munich, April 26, 2005

Udo Stark   Bernd Kessler   Dr. Michael Süß   Reiner Winkler

Group Management Report of MTU Aero Engines Erste Holding GmbH, Munich, as of December 31, 2004

MTU Aero Engines Erste Holding GmbH (MTU or the company) together with its consolidated subsidiaries is one of the world's largest aircraft engine module and component manufacturers, and the leading independent provider of MRO services for commercial jet engines. The business encompasses all phases of an aero engine's life cycle, from the design, development, testing and production of new commercial and military engines and spare parts, to the provision of after-market MRO services for commercial and military aero engines.

MTU operates its business through two main units: "Commercial and Military aero engines business" and "Commercial MRO business". Through the Commercial and Military aero engines business unit, the company develops and produces commercial aero engine modules and components for commercial engine programs, and produces and provides spare parts for such engine programs. Within the military business the company develops and produces military aero engine modules and components and manufactures related spare parts. In addition, MTU provides military aero engine MRO services through this business unit. The Commercial MRO business comprises the maintenance and logistic service for commercial aero engines.

The principal customers include leading manufacturers of aero engines (known as "OEMs"), such as Pratt & Whitney and General Electric, with whom MTU closely cooperates on a number of different aero engine platforms. MTU is also a shareholder in International Aero Engines ("IAE"), a consortium that includes Rolls Royce and produces the V2500 aero engine family used on the Airbus A320 series of commercial aircraft. In addition to partnering with the large OEMs, in certain projects the company also collaborates with other engine module and component manufacturers such as Volvo Aero, ITP and Avio. MTU participates in key European military aero engine programs and, through program consortia, MTU is the main provider of aero engines to the German Armed Forces. The company is also the main provider of external aero engine MRO services to the German Armed Forces.

1. Economic environment and industry development

- Passenger- and cargo air traffic recovered in 2004
- This positively affects the commercial aero engines business and the commercial MRO business
- Military aero engines business remains stable as expected

The commercial aero engine market is affected by general economic activity, the financial condition of airlines, airline passenger and cargo traffic rates, utilization of aircraft and aircraft retirements. Specifically, demand for commercial aero engine products is closely related to demand for air transportation of passengers and air cargo. Another factor affecting demand is the size and age of the worldwide commercial aircraft fleet. Accordingly, the results for the Commercial Business unit, and in particular, sales of new engines, tend to be cyclical. In the commercial aero engine manufacturing market, new engine revenues have historically tended to lag recoveries in traffic levels as airlines typically increase the utilization of their existing fleet before ordering new aircraft. However, revenues generated from the sale of spare parts tend to be less cyclical than revenues from new engine sales, as engine modules and components need to be replaced at intervals set by engine maintenance manual instructions and aviation authorities, and spare parts revenues do not lag recoveries in traffic levels to nearly the same degree.

Operating results in the Commercial MRO unit are closely related to the amount of maintenance activity carried out on aero engines. As a result, the revenue generated by the Commercial MRO unit is affected by the number of commercial aircraft flights and hence, indirectly, by general economic conditions worldwide. However, a significant portion of aero engine MRO work is required at normal intervals set by engine maintenance manual instructions and aviation authorities, rather than being solely dependent upon flight activity. As a result of these regular maintenance requirements, the commercial MRO market tends to be less cyclical than the commercial aero engine sales market, and revenues in the Commercial MRO unit are therefore generally more predictable than revenues generated from the Commercial Business unit.

In line with the overall aero engine industry, the Commercial Business unit and Commercial MRO unit experienced a period of growth up to 2001 which, following the terrorist attacks of September 11, 2001, was followed by a decline in revenues related to weak global economic conditions and a decline in airline passenger and cargo traffic. Subsequent world events, including the war in Iraq and the outbreak of SARS, exacerbated this trend. Recent data from industry sources point to a recovery in world international passenger traffic and global cargo traffic, with 2004 traffic levels exceeding the previous peak traffic levels of 2000. During 2004, passenger traffic (measured in revenue passenger kilometers) grew by 15.3%, and cargo traffic (measured in freight ton kilometers) grew by 13.4%, each as compared to 2003, according to the IATA.

The military aero engines business is characterized by long term alliances to develop and manufacture military aero engines. Purchase quantities are decided at the beginning of the aero engine program. Development, production and delivery of the engines then last over a number of years. This business is stable as expected, driven by the production of the new Eurofighter aero engine EJ200 and the development of the TP400 aero engine for the future Airbus A400 transport aircraft, which offset the reduction in the spare parts and maintenance business for the Panavia Tornado aero engine RB199 (used by most strike forces, including the German Armed Forces, and is now being replaced by the Eurofighter).

2. Accounting notes

The consolidated financial statements of MTU were prepared according to the International Financial Reporting Standards (IFRS), and reflecting the interpretation of the International Financial Reporting Interpretations Committee. The companies included in the consolidated financial statements are listed under Item I. 2. (Group of consolidated companies). The business of MTU Aero Engines GmbH is consolidated in the financial statements from January 1, 2004.

Tables included in this management report show the results of MTU under the captions "2003", "2004" and "2004 adjusted". The results of 2003 and 2004 are audited. The 2004 adjusted figures are adjusted to eliminate the effects of Purchase Accounting and are unaudited.

To enhance comparability, the discussion of the results and the cash flows are presented with prior year financial figures, identified as "2003 adjusted". These are the consolidated figures of the former MTU Aero Engines GmbH and are derived from the audited German GAAP consolidated financial statement as at December 31, 2003. The adjusted financial figures are unaudited.

The discussion of the balance sheet is based on audited figures, comparing the balance sheet as at December 31, 2004 to the balance sheet as at January 1, 2004 (see Notes, Item I.1.3. (Company acquisition)).

The requirements of §292a HGB for an exempting consolidated financial statements are fulfilled.

3. Special effects, with impacts on the business development and on the presentation of the financial situation of MTU

- The acquisition of MTU Aero Engines GmbH has numerous effects on the financial results
- Exchange rate effects have a significant impact on the results of the company
- In connection with the development of new aero engine programs the company incurred significant R&D expenses

Acquisition of MTU by funds managed by KKR

During 2004 funds managed by Kohlberg Kravis Roberts & Co. (KKR) acquired MTU Aero Engines GmbH from DaimlerChrysler ("the Acquisition"). MTU purchased all shares of MTU Aero Engines GmbH with effect of January 1, 2004. The impact of the acquisition is explained below.

a) "Purchase Accounting"

The Acquisition was accounted for using purchase accounting under IFRS. In applying purchase accounting the purchase price paid for the shares of MTU Aero Engines GmbH was allocated to the assets and liabilities acquired, valuing these at their fair market value. The use of purchase accounting under IFRS has had a material effect on the financial results since the acquisition. The principal effects are:

- The present value of future profits from engine programs in the amount of € 377.5 million was capitalized as an intangible asset. In future financial years the results will be affected by the annual amortization. The amortization is calculated based on the remaining useful life of each engine program. In addition, certain other assets (program independent technology and customer relationships) were capitalized.
- Unrealized profits in the amount of € 166.0 million arising from forward exchange contracts, which were otherwise accounted for as cash flow hedges, were treated as having been realized by the Acquisition and hence do not subsequently affect income.
- Provisions in the amount of € 145.5 million for development obligations on the engine programs in the development phase, principally GP7000 and PW6000, were credited. These costs will not burden the results of future financial years.
- Tangible assets were revalued to reflect fair market values. This led to an increase of intangible assets of € 145.1 million. Based on the expected useful lives of the assets the additional depreciation amounts to € 47.2 million for 2004. In the next three years the additional depreciation expected amounts to € 39.7 million, € 25.0 million and € 13.2 million respectively. The remaining carrying amount of € 20.0 million will be expensed over the next 10 years.
- The value of inventory was increased in the amount of € 29.7 million to treat a portion of the profit associated with purchase orders as having been realized by the acquisition. This led to an additional expense of € 29.7 million as all such inventories were sold in financial year 2004.

The remaining difference in the amount of € 380.6 million was capitalized as goodwill.

b) Financing of the Acquisition

In connection with the acquisition, MTU took on significant indebtedness, which impacts the financial results of the company. This is explained in detail in the section "Explanations to the financial situation".

Exchange rate fluctuations

MTU conducts transactions in currencies other than the euro, particularly in dollars. Therefore the results are affected by fluctuations in the value of the Euro against the US-Dollar and other currencies. Comparing the average exchange rate in 2004 of €1.00 to $1.2438 and the rate in 2003 of €1.00 to $1.1304, the value of the Euro against the US-Dollar has increased by 10% between such periods. As a result, revenues and operating margins have been adversely affected, as most of the revenues in the commercial OEM business and in the commercial MRO business are denominated in US-Dollars, and a substantial portion of the expenses are denominated in Euro. In order to mitigate to some degree the effect of exchange rate fluctuations on the operating results, the company enters into foreign exchange forward contracts on a regular basis. In the year ended December 31, 2004, the gross foreign exchange exposure to the US-Dollar (the difference between US-Dollar inflows and US-Dollar outflows other than US-Dollar-denominated interest payments and debt repayments) was approximately $493 million, and, after taking into account US-Dollar outflows attributable to scheduled debt repayments and prepayments, including interest and fees, the net US-Dollar exposure was $195 million. As of December 31, 2004, MTU had entered into euro/dollar forward foreign exchange contracts with a notional amount of $195 million at an average rate of $1.2553.

Over the last few years MTU has followed a policy with regard to managing the foreign exchange exposures pursuant to which the company regularly forecasts the difference between expected US-Dollar-denominated cash inflows and US-Dollar-denominated cash outflows for the next twelve quarters.

The amounts that are hedged for the years 2004 and 2005 took into consideration the required repayments and anticipated prepayments of the Senior Facilities Agreement that were incurred to finance the Acquisition, which were partially denominated in dollars, as well as payments of interest and fees in dollars.

In light of the cost of forward contracts and these anticipated payments MTU made an exception from its policy by not entering into forward exchange contracts for the seventh and eighth quarters following December 31, 2004.

At the time of the Acquisition, MTU Aero Engines had foreign exchange forward contracts with DaimlerChrysler covering a nominal amount of $660 million, with a market value (net present value) of approximately € 161 million based on the then prevailing exchange rate of €1.00 = $1.25. These contracts were scheduled to settle over the years 2004–2006 and, applying the average US-Dollar/Euro exchange rate for 2003, would have contributed approximately € 75 million, € 61 million and € 30 million to MTU's earnings in 2004, 2005 and 2006, respectively, because they would have recognized gains in those amounts upon the settlement of the foreign exchange forward contracts.

Although at the time of the acquisition MTU continued to benefit economically from the hedges, MTU was required to attribute a portion of the purchase price paid to the market value of the hedges and to treat the associated unrealized profits as having been realized by the Acquisition. Consequently, the above amounts are not subsequently realized in the consolidated results as gains.

As part of the acquisition, the counterparty to these foreign exchange forward contracts, DaimlerChrysler, transferred its obligations to one of the company's affiliates, Blade Forex UK Ltd. ("Blade Forex"). DaimlerChrysler paid Blade Forex € 161 million for assuming its obligations, and Blade Forex loaned this amount plus an additional € 1 million to MTU. As the forward exchange forward contracts matured, MTU recognized a receivable from Blade Forex, which was then offset against the loan, thus reducing MTU's indebtedness.

During the first quarter of 2005, the company terminated the foreign exchange forward contracts that were transferred from DaimlerChrysler at the time of the Acquisition and that remained in effect. At the time of termination, these contracts covered a nominal amount of $320 million with a market value of € 71 million.

For hedges of foreign exchange exposure taken out since the Acquisition, MTU applies hedge accounting in relation to its forward contracts. As a result any gain or loss from these contracts is recognized in the period when the hedged transaction is realized.

Research and development

As part of the development of new aero engine programs, the company is required to make substantial expenditures on research and development. In addition, MTU is required to invest in specialized tools and equipment for the production of new aero engine modules and components.

IFRS accounting rules require that development expenditures that are directly related to the development of an aero engine program are capitalized and subsequently amortized over the period over which the company expects to earn revenues from the aero engine program. The rate of amortization, which starts at the time of the delivery of the first engine, is proportionate to the rate at which revenues are earned relative to estimates of total revenues from the aero engine program.

IFRS purchase accounting rules required that, effective as of January 1, 2004, MTU reflects on its balance sheet a provision (the "R&D provision") relating to the development expenditure commitments for the engine programs GP7000 and PW6000. As funds are expended to satisfy these commitments, a utilization of the R&D provision is recorded rather than capitalizing the related amount on the balance sheet or recording an expense in the income statement.

For the years ended December 31, 2003 and 2004, MTU spent € 171.1 million and € 155.8 million, respectively, on Company-funded research and development, of which € 122.8 million in 2003 was capitalized. € 98.2 million of the research and development expenditure during 2004 was accounted for by the partial utilization of the R&D provision. Had MTU not been required to apply IFRS purchase accounting rules, this amount would have been capitalized. As of December 31, 2004, € 52.1 million of the R&D provision remained on the balance sheet, consisting of a € 31.2 million current provision and a € 20.9 million non-current provision. The current provision has further declined to €23.4 million as at March 31, 2005.

All of the amounts capitalized or recorded through the partial utilization of the R&D provision reflect development costs relating to the GP7000 and PW6000. Developing these two major new aero engines during the same period caused the total research and development expenditures over the period from 2002 to 2004 to peak in 2003, when Company-funded research and development expenditures totaled 8.8% of revenues. In 2004, Company-funded research and development expenditures were 8.1% of revenues. These aero engine programs are nearing the completion of their development phases, and MTU therefore expects Company-funded research and development expenditures to decline in the near term, in both absolute terms and as a percentage of revenue.

4. Discussion of the development of the business and the results of the company

- MTU achieved, compared to the prior year, stable revenues.
- The income, adjusted for non-recurring effects, has significantly increased.

Income statement

	Year ended December 31,							
in M-Euro	2003	%	2003 adjusted	%	2004	%	2004 adjusted	%
Revenues	—	—	1,952.2	100	1,918.0	100	1,992.5[1]	100
Cost of sales	—	—	(1,569.2)	80	(1,627.6)	85	(1,538.1)[2]	77
Gross profit	—	—	383.0	20	290.4	15	454.4	23
Research and development expenses	—	—	(48.3)	2	(57.7)	3	(57.7)	3
Selling and administrative expenses	(0.0)	—	(131.0)	7	(155.6)	8	(155.6)	8
Other operating income	(0.0)	—	(0.3)	—	4.0	—	4.0	—
Result before financial result	(0.0)	—	203.4	10	81.1	4	245.1	12
Financial result	(0.3)	—	(46.9)	2	(74.6)	4	(74.6)	4
Result from ordinary activities	(0.3)	—	156.5	8	6.5	—	170.5	9
Income tax	—	—	(93.3)	5	(6.3)	—	(6.3)	—
Minority interest (share of loss)	—	—	—	—	—		—	
Net income	(0.3)	—	63.2	3	0.2	—	164.2	8

(1) *Revenues adjusted for gains from derivatives, which would have been recorded but for purchase price accounting.*

(2) *Revenues adjusted to eliminate effects of purchase price accounting, in particular depreciation and amortization in the amount of € 62.5 million and revaluation of inventories (+ € 27.0 million).*

Order Backlog

The order backlog consists of firm purchase orders, i.e. orders MTU is obliged to deliver, and the customers are obliged to accept and pay for the products or services. Order backlog is calculated as follows:

- Order backlog includes all orders that have been made directly to MTU by a customer or issued by the ultimate customer of the leading partner of a RRSP or made by the customer of a military engine consortium.
- Backlog with respect to commercial engine sales is recorded at list price and does not reflect concessions (which are reflected in cost of sales).
- Commercial MRO backlog relates to purchase orders issued in relation to engines delivered for servicing. Not included in the order backlog are estimated future orders under long term service agreements or "Fly-by-Hour and Power by the Hour" contracts based on estimated flight hours for the life of the contract. As a result, the Commercial MRO order backlog is relatively low.
- Once the revenue is recognized, an equivalent amount is deducted from order backlog.

For military programs, the customers typically commit to purchase a fixed number of aero engines at the time the production contract is signed, and the company therefore records as order backlog the entire contract value upon signing. As a result, the military business order backlog with respect to purchase orders relating to a specific engine is reduced over a long period of time, reflecting the delivery schedule agreed with the respective customer. In contrast, purchase orders for commercial engines are received from time to time, and are often concentrated around the launch of a new engine or during periods of particularly intense marketing. Spare parts orders are often filled in the period in which the order is received, and therefore the order backlog generally does not include substantial amounts for spare parts.

The order backlog is summarized in the table below:

Order Backlog

in M-Euro	Year ended December 31, 2003 adjusted	2004
Commercial and Military Business Segment	2,921.7	3.236,6
Of which:		
Commercial Business	1,679.1	1,519.3
Military Business	1,242.6	1,717.3
Commercial MRO Segment.	137.9	171.7
Total	3,059.6	3,408.3

On December 31, 2004, the order backlog amounted to € 3,408.3 million (previous year € 3,059.6 million). This increase reflects, among other factors, the order entry for Tranche 2 of the EJ200 engine in December 2004.

Revenues

Compared to the previous year, revenues in 2004 decreased by € 34.2 million, or 1.8%, to € 1,918.0 million On an adjusted basis to eliminate the effects of purchase accounting, revenues in 2004 increased by € 40.3 million (2.1%) compared to 2003 to € 1,992.5 million.

While the commercial business began to benefit from the economic recovery in 2004, revenues in 2004 decreased by € 64.2 million, or 8.5%, from € 944.1 million in 2003 to € 879.9 million in 2004 due to adverse exchange rate developments. On an adjusted basis to eliminate the effects of purchase accounting, the commercial business revenues were € 954.4 million in 2004. Revenues from sales of modules and components for new engines remained stable despite adverse dollar exchange rates (at actual exchange rates). Revenues from sales of spare parts decreased in 2004, mainly due to adverse U.S. dollar exchange rates. Using the average Euro/US-Dollar exchange rate from the prior year, revenues from spare parts sales in 2004 would have increased. The major new engine programs contributing most to sales of modules and components for new aero engines were the V2500, the PW2000 and the CF6. The major engine programs contributing most to spare parts sales were the CF6, the PW2000, the V2500 and the JT8D-200.

Military business revenues increased by € 46.9 million, or 10.5%, to € 495.7 million in 2004 from € 448.8 million in 2003 mainly due to revenue recognized in respect of the TP400 engine program, the commencement of the EJ200 engine series production and the entry into production of the MTR390 aero engine. This increase was partially offset by a decline in revenue related to the RB199 engine program due to the on-going phasing-out of the Panavia Tornado, the postponement of the Cooperative Model for the RB199 (pursuant to which MTU provides comprehensive MRO, logistical and support services to the German Armed Forces), and a decline in military MRO business with Saudi Arabia.

Commercial MRO revenues decreased by € 15.8 million, or 2.7%, from € 591.7 million in 2003 to € 575.9 million in 2004. The decrease in Commercial MRO revenues was principally due to reduced sales at MTU Canada as a result of the bankruptcy of Air Canada, as well as to adverse exchange rate movements. MRO sales at MTU Canada declined to € 27.8 million in 2004 from € 53.0 million in 2003 as a result of the bankruptcy of Air Canada. Although MTU Hanover lost its largest customer when Federal Express cancelled its contracts effective June 2003, they succeeded in replacing the lost business with a number of contracts with other customers, including Saudi Arabian Airlines and Atlas Air.

Earnings before interest and tax

Earnings before interest and tax, adjusted for non-recurring effects and development expenses increased by € 176.2 million or by 53.4% compared to 2003.

Taking into account comparable depreciation and amortization (in total € 133.1 million of which € 62.5 million result from purchase accounting) an EBITDA (Earnings before Interest, Tax, Depreciation and Amortization) of € 246.8 million exceeds the prior year value of € 175.8 million by 40.4%.

EBIT and EBITDA are used as profit measures for internal reporting and controlling. The derivation of those measures is shown in the following table:

EBIT/EBITDA Calculation

in M-Euro	Year ended December 31, 2003 Adjusted	2004
EBIT	203.5	81.1
Adjustments for purchase accounting:		
Hedging gains		74.5
Inventory valuation		27.0
Increase in depreciation (fair value)		62.5
EBIT before purchase accounting	203.5	245.1
Adjustments for non-recurring effects and R&D expenses:		
Capitalized development expenses	(122.8)	(98.2)
Restructuring expenses	34.2	6.7
Direct transaction costs		22.6
Adjusted EBIT	114.9	176.2
EBITDA	264.4	214.2
Adjustments for Purchase Accounting:		
Hedge effects		74.5
Inventory valuation		27.0
EBITDA before Purchase Accounting	264.4	315.7
Adjustments for non-recurring effects and R&D expenses:		
Capitalized development expenses	(122.8)	(98.2)
Restructuring expenses	34.2	6.7
Direct transaction costs		22.6
Adjusted EBITDA	175.8	246.8

The increase in EBITDA 2004 compared to 2003 is primarily due to lower development costs for the engine programs GP7000 and PW6000, the successful improvement in operating efficiency and cost reduction related to the Impact 100 program as well as higher revenues in the military engine business, driven by the Eurofighter program.

Segment and business unit data

MTU is organised in two segments, the "commercial and military engine business" and the "commercial MRO business". Revenues are reported for three business units, commercial engine and commercial maintenance business as well as military engine business as shown below. Also included are adjustments to eliminate the effects of purchase accounting.

	Year ended December 31,							
in M-Euros except percentages	2003	%	2003 adjusted	%	2004	%	2004 adjusted	%
Revenues	—	—	1,952.2	100	1,918.0	100	1,992.5	100
Thereof:								
Commercial and Military engine business (before consolidation)	—	—	1,392.9	71	1,375.6	72	1,450.1	73
Thereof:								
Commercial engine business	—	—	944.1	48	879.9	46	954.4	48
Military engine business	—	—	448.8	23	495.7	26	495.7	25
Commercial MRO business (before consolidation)	—	—	591.7	30	575.9	30	575.9	29
Consolidation	—	—	(32.4)	(2)	(33.5)	(2)	(33.5)	(2)
Cost of sales	—	—	(1,569.2)	100	(1,627.6)	100	(1,538.1)	100
Thereof:								
Commercial and Military engine business	—	—	(1,056.2)	67	(1,117.6)	69	(1,047.8)	68
Commercial MRO business	—	—	(549.0)	35	(543.5)	33	(523.8)	34
Consolidation	—	—	36.1	(2)	33.5	(2)	33.5	(2)
Gross Profit	—	—	383.1	100	290.4	100	454.4	100
Thereof:								
Commercial and Military engine business	—	—	336.7	88	258.0	89	402.3	89
% Margin	—	—	24.2%		18.8%		27.7%	
Commercial MRO business	—	—	42.7	11	32.4	11	52.1	11
% Margin	—	—	7.2%		5.6%		9.0%	
Consolidation	—	—	3.7	1	0.0	—	0.0	—

5. Discussion of the financial situation

- During 2004 MTU was able to significantly reduce the level of indebtedness, incurred in connection with the acquisition

Cash flow

in M-Euro	Year ended December 31, 2003 adjusted	2004
Net income	63.3	0.2
Depreciation and amortization	60.8	133.1
Change in provisions	7.5	(35.6)
Change in working capital	58.7	(22.5)
Capitalized R&D	(122.8)	—
Change in deferred taxes	39.1	(2.4)
Change in other items	0.2	0.1
Cash flow from operating activities	106.9	72.9
Cash flow from investing activities(1)	(93.5)	(59.9)
Cash flow from financing activities(2)	(286.1)	(190.3)
Change in cash	(272.6)	(177.2)

(1) *Excludes of the outflow of funds for the payment of the purchase consideration in amount of € 766.6 million.*

(2) *Excludes of the inflow of funds, from third party debt for the financing of the acquisition (€ 766.6 million).*

a) Cash flow from operating activities

Net cash flow from operating activities in 2004 was € 72.9 million, a decline by € 34.0 million compared to the net cash flow generated in 2003 (€ 106.9 million). The decrease in 2004 mainly reflects higher net income in 2003, cash outflows for the acquisition in 2004 (€ 41.8 million) and significantly higher interest payments of € 24.5 million in 2004. Net income 2004 was negatively influenced by restructuring costs of € 6.7 million, which decreased compared to 2003 (€ 34.2 million). Higher depreciation and amortization affected net income 2004, caused by the write-up of assets to fair value from the Acquisition, which are not influencing the cash flow.

The other key item affecting cash flow from operating activities in 2004 was the increase in receivables following the deferral of a substantial payment by a customer, which caused working capital to increase by € 22.5 million.

b) Cash flow from investing activities

In the year ended December 31, 2004, the company used net cash for investing activities in the amount of € 59.9 million, reflecting gross outflows for capital expenditure in the amount of € 65.9 million reduced by inflows from assets disposals of € 6.1 million. Furthermore, MTU has significantly invested in information technologies for the improvement of production procedures.

In the year ended December 31, 2003, the company used net cash for investing activities in the amount of € 93.5 million. These comprise capital expenditures mainly in intangible and tangible assets (€ 83.2 million) as well as in other assets mainly an asset acquired under a finance lease for MTU-Hannover (€ 16.3 million), partially offset by proceeds from asset disposals and repayments of € 6.6 million

The presentation of cash flows from investing activities above does not reflect the outflow in the amount of € 766.6 million in 2004, representing the purchase consideration.

c) Cash flow from financing activities

In its financing activities, MTU used net cash of € 190.3 million in 2004 and € 286.1 million in 2003. The financing activities in 2004 were mainly the repayment of approximately € 201 million of the senior facilities agreement entered into to finance the Acquisition. Financing activities in 2003 consisted almost entirely of dividend payments and other profit transfers made to the DaimlerChrysler Group.

The presentation of the cash flow from financing activities above excludes the cash flow from financing the acquisition in the amount of € 766.6 million.

Net financial debt

The following table shows the company's net debt as of January 1, 2004 compared to December 31, 2004.

in M-Euro	January 1, 2004	December 31, 2004
Senior Notes (incl. interest)		280.7
Senior Debt/Mezzanine Debt[1]	672.7	186.1
Vendor Loan	175.0	185.5
Finance Lease	54.2	51.9
Debts due to related companies[2]	234.4	162.4
Total Financial debt	1,136.2	866.6
Cash funds	205.6	28.5
Net financial debt	930.5	838.1

(1) *Including Senior Facility, Mezzanine Loan and a loan from Province of British Columbia.*

(2) *Including shareholder's loans, Forex loan and other group loans.*

In connection with the Acquisition, the company entered into a senior facilities agreement, which provided for facilities of up to € 620 million, of which € 420 million were drawn down as of January 1, 2004. In March 2004, MTU Aero Engines Investment GmbH, one of MTU's subsidiaries, issued an 8.25% senior note with total principal amount of € 275 million, which is due in 2014 (the "Senior Notes"). The company used proceeds from the issuance of the Senior Notes to pre-pay € 33.7 million of the outstanding amounts under this senior facilities agreement and to repay all amounts outstanding under the mezzanine bridge facility. In 2004, the company also pre-paid an additional € 201.4 million of indebtedness under the senior facilities agreement.

In connection with the acquisition of the company, the company received a "vendor note" as well as a shareholder loan from Blade Lux Holding II S.a.r.l. For both loans interest accrues during the term of the loan, and is only payable on maturity.

As described above, a further loan was provided to the company by Blade Forex in connection with the acquisition, related to forward foreign exchange contracts, existing at the time of the acquisition between the company and the DaimlerChrysler Group.

6. Explanations to the financial situation and the balance sheet structure

In 2004, total equity and liabilities decreased by € 196.4 million, primarily due to financing activities.

Fixed assets decreased by € 74.7 million. As a result of planned depreciation and amortization and exchange rate effects intangible assets declined by € 16.1 million. Planned depreciation of tangible assets (€ 105.7 million) exceeded capital expenditure of € 55.0 million, affected by higher depreciation as a result of asset write-ups from purchase accounting.

Financial assets decreased by € 4.6 million. A portion of this reduction is attributable to exchange losses from joint ventures accounted for using time equity method as well as redemption of non-current loans.

Realization of foreign exchange contracts led to a decrease in other non-current receivables by € 51.6 million.

Higher Prepayments more than offset the increase in inventories in the military business, which was mainly due to the series production of the first tranche of the EJ200. The increase in MRO-inventories is due to increased order intake.

The increase in trade receivables results from the short-term deferral of payments by customers at the end of 2004, subsequently received in the first quarter of 2005. Cash and cash equivalents of € 28.5 million at the end of 2004 reflect the two voluntary prepayments of senior facilities.

Equity increased by € 15.8 million (7.8%) substantially due to reclassification of unrealized profits from forward foreign exchange contracts to accumulated earnings, without affecting earnings.

Planned allocations to pension accruals were made; there were no changes in the company pension plan.

Reductions in other accruals primarily results from the use of accruals for contractual development obligations for the GP7000 and PW6000 engine programs. Employee related accruals increased due to variable remuneration.

The increase in trade payables is mainly due to program specific payables in the commercial and military aero engine business.

Increased prepayments mainly arise from the military aero engine business.

7. Employees

The following table presents an overview of employees per division:

Staff	December 31, 2004 Number	December 31, 2003 adjusted Number	Change adjusted Number
Commercial and Military OEM Business	5,469	5,985	(516)
Commercial MRO Business	1,948	2,027	(79)
Total	7,417	8,012	(595)

Due to the need for structural adjustments in MTU Aero Engines GmbH, MTU's management and workers' council agreed on a plan to reduce employee numbers. This plan is scheduled to run until the beginning of 2005. It is based on voluntary agreements to terminate existing employee contracts. Additionally, the Company offers placement services which have been successful (placement rate >90%).

Apart from MTU Aero Engines GmbH, MTU Maintenance Hannover has also agreed a plan to reduce employee numbers. Other subsidiaries have reduced staff, while few new employees were taken on. The number of trainees remained on the level of 2003.

8. Risks of future developments

- The business of MTU Aero Engines is subject to various market risks
- To identify and manage these risks as far as possible, the company maintains a group-wide Risk-Management System
- Further, the company is potentially exposed to catastrophe risks against which it maintains extensive insurance coverage
- Exchange rate risks are managed through systematic US-Dollar hedging activities

Risk-Management

MTU operates in a highly competitive environment with the commercial aero engine business being exposed to a considerable degree of fluctuations caused by air transportation demand and the financial condition of the civil aviation industry.

A significant portion of our commercial engine revenues are derived from RRSP contracts. These contracts may expose us to significant risks, including a lack of control over the activities convered by the risk-and-revenue-sharing program and losses arising from up-front design and development costs, cost overruns, warranties, guarantees and penalties. MTU is therefore highly dependent on some of its business partners. For example, significant disruption in supply from key vendors could delay production. Currency exchange volatility, especially of the US-Dollar against the EURO, impacts the financial situation. The governmental sector business is highly dependent on the German Federal and other European countries governmental defense budgets. Exports of military engines are subject to legal export restrictions. The success of MTU depends both in the commercial and in the military business on research and development activities and it is not certain that these activities fulfill the customer requirements with regard to time and cost factors.

The Risk Management function which reports directly to the board of management, is responsible for monitoring, assessing and mitigating these risks. Risks are identified and mitigation strategies are defined systematically on a regular basis by means of guidelines common to all MTU entities. Through certified environmental management (DIN EN ISO 14 001) the companies aim to minimize environmental risks.

Market risks

In order to offset the effect of fluctuations in the commercial aircraft market, MTU is focusing on expanding its range of products and services for the existing market. Some degree of self mitigation comes from the mutually offsetting effects of the aviation industry market cycles on the one hand and the maintenance services and spare parts business cycles on the other hand. Market risks are also mitigated by the wide range of products and services for virtually all performance classes of aero engines and stationary gas turbines.

Catastrophe risks

In the governmental sector, MTU's product liability risks are generally covered by specific liability exemptions. Substantial insurance coverage has been taken out to cover other product liability exposure, in particular emanating from the commercial business, including third party aviation risk. Other risks which could threaten the existence of the group, such as fire and interruption of business are also insured, whereby an excess amount of € 0.25 million is applicable since 2004. There is no coverage against the risk of terrorist attacks due to prohibitively high premiums.

Exchange rate risks

Exchange rate risks relate primarily to US dollar denominated export surpluses of MTU and domestic subsidiaries located in the US-Dollar territory. MTU hedges a significant portion of its net exposure from US dollar receipts and payments by means of foreign exchange forward contracts. Currency hedges are in place covering anticipated exposure up to the year 2006. A further mitigation of the US-Dollar-exposure comes from bank financing partly transferred to US-Dollar and related currency swaps for interest payments.

9. Significant events subsequent to the balance sheet date

In February 2005 MTU voluntarily prepaid € 79.2 million of its debt under the Senior Facilities Agreement. In March 2005 the company entered into a new revolving credit facility agreement, which replaced the Senior Facilities Agreement. At the same time, the company repaid the remaining € 48.9 million of bank liabilities.

Under the credit facility, the company has € 250 million available to finance working capital or for other purposes.

Additionally, the remaining foreign exchange forward contracts entered into prior to the acquisition were terminated and the loan to Blade Forex, which originated from the foreign exchange forward contracts, was cancelled.

10. Prospects for the financial year 2005

Recent data from industry sources point to a recovery in world international passenger traffic and global cargo traffic, with 2004 traffic levels exceeding the previous peak traffic levels of 2000. During 2004, passenger traffic (measured in revenue passenger kilometers) grew by 15.3%, and cargo traffic (measured in freight ton kilometers) grew by 13.4%, each as compared to 2003, according to the IATA. This trend continued during the first two months of 2005, with passenger traffic growing by 7.3% and cargo traffic by 6.5%. The company would expect that if this trend continues, the higher passenger and cargo traffic volumes will contribute positively to the company's business. MTU expects that this positive impact will be experienced most quickly in the Commercial MRO unit, as more take-offs, landings and flight hours makes engines require more extensive and more frequent maintenance.

Despite the difficult market in the period from 2001 to 2003 the company made significant investments in research and development. During this period the development phase of important engine programs, like the GP7000 and the PW6000 reached their peak. In 2004, the R&D activities with regard to GP7000 and PW6000 decreased and the company expects a further decline when both programs pass from the development phase into the production phase. The R&D expenses for these programs are covered by a provision accrued in course of the Purchase Accounting. As a result, the decline in development expenses has no significant impact on the expected results. However, adjusted EBITDA (in which self financed development costs are expensed) will be influenced positively.

Munich, April 26, 2005

Udo Stark Bernd Kessler Dr. Michael Süß Reiner Winkler

The consolidated financial statements include forward-looking statements relating to the development of the Company and its subsidiaries. Forward-looking statements are based on current estimates made by us to the best of our knowledge. Such forward-looking statements are based on assumptions and current factors and are subject to risks and uncertainties, the non-occurrence or occurrence of which as far as not described in under item 8 of the group management report ("Risks to Future Development of the Company") could cause our actual results, including our financial condition and profitability, to differ materially from or be more negative than those expressly or implicitly assumed or described by such forward-looking statements.

Auditors' report:

Independent auditors' report for fiscal year 2004

The following auditors' report (*Bestätigungsvermerk*) was issued in the German language in accordance with § 322 HGB (German Commercial Code) on the IFRS Consolidated Financial Statements 2004 and the relevant group management report (*Konzernlagebericht*), all of which were prepared in the German language.

The audit of and the auditors' report on the group management report (*Konzernlagebericht*) are compulsory under German law and German Professional Auditing Standards. Auditing standards generally accepted in the United States (US GAAS) or International Standards on Auditing (ISA) do not require such an audit. Accordingly the auditors' report on the management report is not to be considered to be issued under US GAAS or ISA.

INDEPENDENT AUDITORS' REPORT

We have audited the consolidated financial statements, comprising the income statement, the balance sheet, the statement of changes in shareholders' equity and the statement of cash flows as well as the notes to the financial statements prepared by MTU Aero Engines Erste Holding GmbH, Munich, for the business year from 1 January to 31 December 2004. The preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) are the responsibility of the Company's management. Our responsibility is to express an opinion whether these consolidated financial statements are in accordance with IFRS based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer. Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with International Financial Reporting Standards.

Our audit, which also extends to the group management report prepared by the Company's management for the business year from 1 January to 31 December 2004, has not led to any reservations. In our opinion on the whole the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from 1 January to 31 December 2004 satisfy the conditions required for the Company's exemption from its obligation to prepare consolidated financial statements and the group management report in accordance with German law.

Munich, 27 April 2005

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Signed: Müller Wirtschaftsprüfer [German Public Auditor]	Signed: Dr Reitmayr Wirtschaftsprüfer [German Public Auditor]

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Consolidated Financial Statements

Annual Report 2003

(audited)

prepared in accordance with
German Commercial Code

MTU Aero Engines GmbH,
München

MTU Aero Engines GmbH

CONSOLIDATED BALANCE SHEET

in T-Euro	*Notes*	December 31, 2003		December 31, 2002
ASSETS				
Non-current assets				
Intangible assets	(1)	47,575		54,380
Property, plant and equipment, net	(2)	212,771		208,348
Financial assets	(3)	45,897		281,995
			306,243	544,723
Current assets				
Inventories	(4)	419,773		445,099
Advance payments received	(5)	(288,053)		(255,129)
		131,720		189,970
Receivables	(6)	316,309		696,548
Other assets	(7)	20,495		13,379
Cash and cash equivalents	(8)	4,633		14,246
			473,157	914,143
Prepaid expenses and deferred taxes	(9)		5,985	3,610
			785,385	1,462,476
SHAREHOLDER'S EQUITY AND LIABILITIES				
Shareholder's Equity				
Capital stock	(10)	80,068		80,068
Additional paid-in-capital	(11)	0		13,559
Retained earnings	(12)	(501,918)		(22,280)
			(421,850)	71,347
Accrued liabilities				
Accrued pension liabilities	(13)	255,373		234,653
Other accrued liabilities	(14)	596,700		691,751
			852,073	926,404
Liabilities				
Advance payments received	(15)	34		69,970
Financial liabilities	(16)	12,171		11,974
Trade liabilities	(17)	179,608		207,161
Other liabilities	(18)	163,349		175,607
			355,162	464,712
Deferred Income			0	13
			785,385	1,462,476

MTU Aero Engines GmbH

CONSOLIDATED STATEMENT OF INCOME

in T-Euro	*Notes*	**2003**	**2002**
Revenues	(19)	1,939,982	2,296,861
Cost of sales	(20)	1,699,781	1,980,258
Gross margin		240,201	316,603
Selling expenses	(21)	81,389	73,704
General administrative expenses	(22)	49,510	44,569
Other operating income	(23)	99,133	170,152
Other operating expenses	(24)	93,777	126,004
Financial result	(25)	(768)	14,445
Income from ordinary activities		113,890	256,923
Extraordinary income	(26)	2,337	0
Extraordinary items, net		2,337	0
Income taxes	(27)	49,460	59,739
Net income before profit and loss transfer agreement		66,767	197,184
Expense for profit transfer	(28)	535,124	220,098
Loss after profit and loss transfer agreement		(468,357)	(22,914)
Translation differences		356	3,054
Transfer from retained earnings		468,001	19,860
Transfer from additional-paid-in-capital		13,559	0
Distribution of additional-paid-in-capital		13,559	0
Unappropriated profit of MTU Aero Engines		0	0

MTU Aero Engines GmbH

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

in T-Euro	Capital Stock	Additional Paid-In-Capital	Retained Earnings	Shareholders Equity	Minority Interest	Total Equity
Balance at January 1, 2002	80,068	13,559	9,458	103,085	0	103,085
Dividends paid			(220,098)	(220,098)		(220,098)
Translation adjustments			(8,824)	(8,824)	0	(8,824)
Net Income			197,184	197,184	0	197,184
Balance at December 31, 2002	80,068	13,559	(22,280)	71,347	0	71,347
Dividends paid		(13,559)	(535,124)	(548,683)		(548,683)
Translation adjustments			(11,281)	(11,281)		(11,281)
Net Income			66,767	66,767		66,767
Balance at December 31, 2003	80,068	0	(501,918)	(421,850)	0	(421,850)

MTU Aero Engines GmbH

CONSOLIDATED STATEMENT OF CASH FLOW

in T-Euro	2003		2002	
Net income excluding extrordinary items		64,430		197,184
Non-cash income and expenses		(1,496)		(48,427)
Depreciation/write-downs/write-ups on non-current assets	61,018		58,174	
Profit/loss from associated companies	11,878		256	
Change in accrued pensions	20,720		18,629	
Change in other accrued liabilities	(95,051)		(125,488)	
Change in deferred tax assets	(61)		2	
Gain/loss on disposals of non-current assets		235		(1,010)
Change in current assets and liabilities (excluding items with financial character)		56,797		74,448
Inventories	58,250		106,410	
Receivables (excluding financial receivables)	83,006		41,439	
Liabilities (excluding financial liabilities)	(84,459)		(73,401)	
Extraordinary income		2,337		0
Cash flow from operating activities		122,303		222,195
Investments in intangible assets and property, plant and equipment	(66,779)		(102,732)	
Investments in financial assets	(8,646)		(16,305)	
Proceeds from disposals of non-current assets	232,041		13,144	
Repayment of loans	258		708	
Cash flow from investing activities		156,874		(105,185)
Change in financial liabilities	197		(4,323)	
Dividends paid/distribution of additional-paid-in-capital	(548,683)		(220,098)	
Foreign exchange translation adjustments	(2,806)		5,185	
Change in consolditation scope	0		(6,672)	
Cash flow from financing activities		(551,292)		(225,908)
Cash flow for the year		(272,115)		(108,898)
Net financial position at beginning of the period		289,436		398,334
Net financial position at end of the period		17,321		289,436
Net financial position		17,321		289,436
Cash	4,633		14,246	
Financial receivables (cash concentration)	23,218		311,021	
Financial payables (cash concentration)	(10,530)		(35,831)	

CONSOLIDATED STATEMENT OF NON-CURRENT ASSETS

in T-Euro	Acquisition or Manufacturing Cost						Depreciation/Amortization							Book Value(*)	
	Balance at January 01, 2003	Currency change	Additions	Reclassi-fications	Disposals	Balance at December 31, 2003	Balance at January 01, 2003	Currency change	Additions	Reclassi-fications	Reversals	Disposals	Balance at December 31, 2003	Balance at December 31, 2003	Balance at December 31, 2002
Intangible Assets															
Licences and usufructuary rights	61,152	(3,153)	2,425	560	1,588	59,396	11,706	(950)	6,940	0	0	1,286	16,410	42,986	49,446
Goodwill	5,186	0	0	0	0	5,186	252	0	345	0	0	0	597	4,589	4,934
	66,338	(3,153)	2,425	560	1,588	64,582	11,958	(950)	7,285	0	0	1,286	17,007	47,575	54,380
Property, plant and equipment															
Real estate, leasehold rights and buildings	212,999	(634)	634	687	826	212,860	143,966	(71)	4,444	0	0	398	147,941	64,919	69,033
Technical equipment, plant and machinery	411,617	(2,399)	18,531	10,297	7,897	430,149	333,128	(744)	28,012	(42)	0	6,711	353,643	76,506	78,489
Other equipment, fixtures, furniture and office equipment	214,907	(521)	28,653	7,554	15,355	235,238	174,878	(234)	22,269	42	0	14,917	182,038	53,200	40,029
Advance payments and construction in progress	20,797	(71)	16,536	(19,098)	18	18,146	0	0	0	0	0	0	0	18,146	20,797
	860,320	(3,625)	64,354	(560)	24,096	896,393	651,972	(1,049)	54,725	0	0	22,026	683,622	212,771	208,348
Financial Assets															
Investment in affiliated companies	398,852	0	541	(1,095)	397,770	528	164,892	0	0	0	0	164,866	26	502	233,960
Loans to affiliated companies	282	0	0	(282)	0	0	69	0	0	(69)	0	0	0	0	213
Investment in related companies	555	0	4,163	1,095	0	5,813	0	0	0	0	0	0	0	5,813	555
Loans to related companies	3,906	0	2,926	282	137	6,977	0	0	0	69	0	0	69	6,908	3,906
Investment in associated companies	31,814	(3,865)	0	0	8,878	19,071	0	0	0	0	0	0	0	19,071	31,814
Long term securities	12,624	122	0	0	0	12,746	2,125	(47)	0	0	987	0	1,091	11,655	10,499
Other loans	1,244	0	1,016	0	295	1,965	196	0	0	0	5	174	17	1,948	1,048
	449,277	(3,743)	8,646	0	407,080	47,100	167,282	(47)	0	0	992	165,040	1,203	45,897	281,995
	1,375,935	(10,521)	75,425	0	432,764	1,008,075	831,212	(2,046)	62,010	0	992	188,352	701,832	306,243	544,723

(*) *Currency translation changes with period end rates.*

Basis of preparation

MTU Aero Engines GmbH, Munich

The consolidated financial statements, consisting of consolidated balance sheet, consolidated statement of income, consolidated statement of changes in equity and consolidated statement of cash flow, have been prepared in accordance with the accounting provisions of the German Commercial Code and are shown in thousands of Euro (T€), with the exception of sales figures, which are disclosed in millions of Euro (M€). Items aggregated in the balance sheet and statement of income are shown separately in the Notes and explained where necessary.

Accounting Policies

Accounting policies are unchanged from the previous year. Assets and liabilities reported in the consolidated balance sheet are, where circumstances are identical throughout the Group, valued uniformly in line with the accounting policies of the parent company.

Intangible assets are stated at acquisition cost less scheduled depreciation. Goodwill on consolidation, resulting from an extension to the Group, is amortized on a straight-line basis over a period of 15 years.

Property, plant and equipment are valued initially at acquisition or manufacturing cost. Manufacturing cost comprises direct costs as well as attributable material and manufacturing overheads, including depreciation. Repair expenses are charged directly to the statement of income in the period in which they are incurred. Property, plant and equipment are removed from the consolidated balance sheet on disposal.

Property, plant and equipment are depreciated systematically using useful lives which comply with German tax rules. Depreciation commences from the date on which the relevant asset ready for service.

Scheduled depreciation on property, plant and equipment is based normally on the following useful lives:

	%	Years
Buildings	2%–4%	25–50
Light-weight constructions	10%	10
Site improvements	5%–10%	10–20
Technical equipment and machinery	10%–20%	5–10
Other facilities, factory and office equipment	6%–33%	3–15

Depreciation on buildings is computed using the maximum rates permitted for German tax purposes.

Movable assets which have a useful life of six years or more are depreciated using the reducing balance method. Depreciation reverts to the straight-line method as soon as spreading the net book value over the remaining useful life leads to a higher depreciation expense.

In accordance with tax simplification rules, items acquired during the first half of the year are subject to a full-year's depreciation expense and items acquired during the second half of the year are subject to a half-year's depreciation expense. Low value assets with acquisition cost up to 410.00 EURO are expensed in full in the year of acquisition.

Investments in non-consolidated companies, related companies and other financial assets are valued at cost, or in the case of impairment, at their lower fair value. Non-interest bearing loans are written down to their present value.

Associated companies are valued at equity, or, if they are not material to the consolidated balance sheet, financial position and results of operations of the Group, at cost.

Raw materials and supplies are valued at the lower of cost or market. Work in process is valued at manufacturing cost, comprising direct costs and indirect material and production overheads, including

depreciation. Identifiable specific risks are covered by inventory write-downs or provisions for onerous contracts.

Receivables, other assets, cash and cash equivalents are valued at their nominal value. Non-interest bearing receivables which mature after more than one year from the balance sheet date are discounted to their present value. Identifiable specific risks and the general credit risk are covered by appropriate write-downs. Allowances for losses arising from settlement of accounts are disclosed in other accrued liabilities. Reinstatement write ups for noncurrent and current assets will be carried out as far as applicable.

Accrued pension liabilities relating to the Group's German companies are based on actuarial valuation and have been computed using the German Teilwert method (which is similar to the entry age actuarial cost method) and an interest rate of 6%. Pension obligations for non-German companies are valued in accordance with US GAAP respectively Canadian GAAP based on actuarial calculations. Due to the fact, that such obligations in comparison to the German pension liabilities are not material we did not perform a revaluation for German GAAP purposes.

Accrued taxes and other accrued liabilities are computed using the principles of fair and reasonable valuation. Accrued liabilities for personnel and social obligations, which comprise future benefits arising in yearly installments are computed actuarially using the German Teilwert method and an interest rate of 5.5%.

Provisions are recognized to cover losses or liabilities which are likely to be incurred but which are uncertain as to amount or timing. The amounts recognized represent the best estimate of the liability based on available information.

Restructuring provisions of T€ 4,579 (PY T€ 199) relate primarily to estimated costs to be incurred in connection with restructuring activities at MTU Aero Engines GmbH (PY MTU Maintenance Canada Ltd.).

Accruals for negative fair values of derivatives are valued by comparing the contractual rates with the fair values of the derivatives at the balance sheet date.

Liabilities are shown at their repayment amounts.

Revenue relating to the sale of goods is recognized when title passes to the customer, which is generally shipment date. There is one exception: in the case of risk and revenue-sharing partnership ("RRSP") arrangements, in which revenue is recognized on the basis of the date products are delivered by the leading partner to the final customer.

Revenue from services is recognized when the services have been performed and accepted by the customer.

Transactions are recorded as extraordinary items when they fall outside of the ordinary activities, i.e. transactions are exceptional for the business either by nature and/or amount and would not provide a true and fair view of the Group's results of operations, if shown as income/expense from ordinary activities.

Income taxes are determined in accordance with the legislation of the countries in which the consolidated entities operate. Deferred tax assets or liabilities are computed on all timing differences between the accounting and tax bases of assets and liabilities. Deferred tax assets are only recognized when they arise from consolidation procedures. Deferred tax liabilities are not recorded on "permanent" timing differences. Deferred tax assets and liabilities are offset when they relate to the same entity.

MTU uses derivative financial instruments to hedge exchange rate fluctuations of the US Dollar. Derivative contracts are considered to be pending contracts and therefore are recorded at their inception in memorandum accounts at their notional contract amount. However if the fair value of a derivative instrument at the balance sheet date is negative, MTU recognizes a provision. Unrealized gains are not recognized. Gains and losses on derivative contracts are recognized in the statement of income when a contract is closed. Hedge accounting is not applied.

A concentration of credit risk (whether on or off-balance sheet) exists when changes in economic or other conditions affect in a similar way, the ability of groups of customers or counter parties with similar

economic characteristics to meet their contractual obligations to the Group. The potential credit risk for MTU relates primarily to cash and cash equivalents and receivables. At December 31, 2003, MTU's cash and cash equivalents were placed primarily in cash management pools with financial institutions owned by DaimlerChrysler.

Concentration of credit risk also arises from the fact that MTU offers similar products to similar customers in similar product markets. As disclosed in Note 19, net revenues from six customers represented 61.9% and 65.6% of total net revenues in 2003 and 2002 respectively.

Group reporting entity

The consolidated financial statements comprise MTU Aero Engines GmbH and the following German and non-German subsidiaries:

Name, registered offices	Share-holding (%)
German	
MTU Maintenance Hannover GmbH, Langenhagen	100.0
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	100.0
RSZ Beteiligungs- und Verwaltungs GmbH, Munich	100.0
ATENA Gesellschaft für Engineering Services mbH, Munich	100.0
Non-German	
MTU Maintenance Canada Ltd., Richmond, British Columbia, Canada	100.0
Vericor Power Systems L.L.P., Atlanta, Georgia, USA	100.0
MTU Aero Engines North America Inc., Rocky Hill, Connecticut, USA	100.0
ATENA Inc., East Hartford, Connecticut, USA	100.0

The mainly changes in the group reporting entity were as follows:

With effect from July 31, 2003, MTU Aero Engines Design Inc., Rocky Hill (Connecticut, USA) and MTU Aero Engines Components Inc., Newington (Connecticut, USA) has been merged with its former holding, MTU Aero Engines North America Inc., Rocky Hill (Connecticut, USA) to a new company.

As at November 2003 MTU Aero Engines GmbH acquired the remaining 30% share of MTU Maintenance Canada Ltd., Richmond (British Columbia, Canada) from Air Canada. Beginning with this date, MTU Canada is a 100% daughter of MTU Aero Engines GmbH.

The minority interest related to MTU Maintenance Canada Ltd. which was 30% owned in 2002 by Air Canada. Losses attributable to a minority shareholder may exceed the minority interest in the equity of the subsidiary. In this case, the excess, and any further losses applicable to the minority, are not charged against the minority interest unless the minority has a binding obligation to, and is able to, compensate the losses. MTU Maintenance Canada Ltd had negative equity at December 31, 2002. No minority interest was shown in the balance sheet at December 31, 2002, since Air Canada did not have a contractual liability to make good MTU-C's negative equity.

Profit and loss transfer agreements are in place between MTU Aero Engines GmbH and the following subsidiaries:

Name, registered offices	From
MTU Maintenance Hannover GmbH, Langenhagen	1979
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	1991
MTU-Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich	1984

Consolidation principles

Cost of investment and equity are consolidated using the German "book value method" under which the parent company's cost of investment is eliminated against the relevant company's share capital and retained earnings at the date of acquisition.

MTU does not consolidate MTU München Unterstützungskasse GmbH (Munich/Germany) because the Group does not have the power to govern the financial and operating policies so as to obtain benefits from its activities.

MTU-Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich and MTU Maintenance do Brasil Ltda. (Sao Carlos/Brazil) are not consolidated because they are not material (including on an aggregated basis) for the fair presentation of the net assets, financial position, results of operations and cash flows of the Group.

The associated companies Pratt & Whitney Canada Customer Service Centre Europe GmbH (Ludwigsfelde/Germany) and MTU Maintenance Zhuhai Co. Ltd. (Zhuhai/China) are consolidated using the equity method. The investment in these companies is initially recorded at cost and the carrying amount is adjusted for subsequent contributions and MTU's share of the associate company's income, losses and distributions.

A further seven associated companies are disclosed as investments in related companies, and are not accounted for at equity, but at cost, as they are not material for the fair presentation of the net assets, financial position and results of operations of the Group.

Intercompany receivables and payables are eliminated. Differences resulting from the elimination of intercompany balances are recognized in the statement of income.

All material intercompany profits on intercompany sales of goods and services are eliminated.

Intercompany sales and other income are eliminated against the relevant costs.

The deferred tax asset shown in the consolidated balance sheet results from consolidation procedures with income effect.

Currency translation

Foreign currency receivables and cash assets are translated in the individual entity financial statements at the original exchange rate or at the closing rate if lower; foreign currency liabilities are translated at the original exchange rate or at the closing rate, if higher. Insignificant differences from exchange rate adjustments were not applied to foreign companies for immateriality reasons.

For the purposes of the consolidated financial statements, the individual entity financial statements of all foreign companies are translated into Euro at closing exchange rates.

Non-current assets are translated at closing exchange rates and the resulting translation differences are shown separately.

Income and expense items as well as net income are translated using quarterly average exchange rates for the respective periods. Transfers to/from retained earnings and the unappropriated profit are translated at closing exchange rates. The difference arising from translating net income at quarterly average exchange rates as opposed to closing rates is recognized in equity.

Basis of preparation

The following exchange rates have been used for financial years 2002 and 2003 to translate balance sheets and statements of income denominated in currencies other than the Euro:

Foreign currency

1 € =	Exchange rate at December 31, 2003	2002	Annual average exchange rate 2003	2002
United States (USD)	1.2630	1.0487	1.1304	0.9451
Canada (CAD)	1.6234	1.6550	1.5811	1.4833
China (CNY)	10.4642	8.6837	9.3581	7.8211

Use of estimates

The preparation of financial statements in conformity with German GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the decision to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates relate to depreciation, amortization and impairment of non-current assets, contract work in progress, inventory write-downs, doubtful accounts and legal liabilities. Actual results could differ from those estimates.

Notes to the Consolidated Balance Sheet

For movements in non-current assets in the period under review we refer to page F-86.

(1) Intangible Assets

Intangible assets amount to T€ 47,575 (PY: T€ 54,380) and comprise licenses, goodwill and usufractuary rights.

Goodwill relates to the following companies:

in T-Euro	12/31/2003	12/31/2002
Vericor Power Sysems L.L.C., Atlanta, USA	2,518	2,704
ATENA Gesellschaft für Engineering Services mbH, Munich, Germany	2,071	2,230
Total goodwill	4,589	4,934

Goodwill is recognized as an asset and amortized straight-line over a period of 15 years.

(2) Property, plant and equipment

Property, plant and equipment increased by T€ 4,423 to T€ 212,771. Major additions in 2003 comprise tooling in Munich and Hannover as well as machinery in Munich and Hannover. Disposals are mainly caused by technical replacement.

(3) Financial assets

Financial assets comprise principally investments in non-consolidated affiliated companies as well as investments in associated and other companies.

(4) Inventories

in T-Euro	12/31/2003	12/31/2002
Raw materials and supplies	172,141	201,664
Work in process, services in process	245,570	238,987
Advance payments made	2,062	4,448
Total inventories	419,773	445,099

(5) Advance payments received

Advance payments received totaling T€ 288,053 (PY T€ 255,129) relate almost entirely to long-term contract work and have been offset against inventories on the face of the balance sheet. The amount includes T€ 150,520 (PY T€ 109,915) received from related project companies.

(6) Receivables

in T-Euro	12/31/2003		12/31/2002	
Trade receivables		221,334		315,150
—of which due after more than one year	5,031		9,960	
Receivables from affiliated companies		23,926		327,937
—of which due from shareholder	0		14,503	
Receivables from related companies		71,049		53,461
Total receivables		316,309		696,548
—of which due after more than one year	5,031		9,960	

Trade receivables due after more than one year as of 31 December 2003 are mainly linked to the sale of a MRO contract with a term of 3 years installments.

Receivables from related parties are further explained in the "Related party transactions" section at the end of these notes. Receivables are shown net of liabilities against the respective party.

Receivables from affiliated companies relate to trading and financial transactions. They include cash funds due from DaimlerChrysler AG, amounting to T€ 23,218 (PY T€ 311,021).

(7) Other assets

in T-Euro	12/31/2003		12/31/2002	
Amounts due from:				
Tax authorities		3,838		747
Employees		676		1,251
Suppliers		7,853		8,378
Other debtors		8,128		3,003
Total other assets		20,495		13,379
—of which due after more than one year	438		441	

Amounts due within one year from tax authorities relate to value added tax and income tax prepayments.

(8) Cash and cash equivalents

in T-Euro	12/31/2003	12/31/2002
Cheques, cash, Federal Bank account	34	997
Cash at banks and postal giro account	4,599	13,249
Total cash	4,633	14,246

(9) Prepaid expenses and deferred taxes

in T-Euro	12/31/2003	12/31/2002
Prepaid expenses	5,924	3,610
Deferred taxes	61	0
Total prepaid expenses and deferred taxes	5,985	3,610

(10) Capital stock

The amount disclosed represents the capital stock of MTU Aero Engines GmbH, which is unchanged from the previous year.

(11) Additional paid-in capital

Additional paid-in-capital was distributed at year end.

(12) Retained earnings

Retained earnings comprise the retained earnings of MTU Aero Engines GmbH as well as the difference between the Group's cost of investment and share of equity, recognized in conjunction with capital consolidation. Retained earnings also include the unappropriated profits and losses of consolidated subsidiaries. Adjustments resulting from consolidation procedures with income effect are also recognized under this heading. Retained earnings pursuant to § 29 (4) GmbHG, which result from the revaluation of certain assets in 1987, amount to T€ 2,281 (PY T€ 2,281).

in T-Euro	12/31/2003	12/31/2002
Legal reserves	2,281	2,281
Other retained earnings	(504,199)	(24,561)
Total retained earnings	(501,918)	(22,280)

(13) Accrued pension liabilities

in T-Euro	12/31/2003		12/31/2002	
Accrued pension liabilities (regular schemes)		246,964		227,497
—of which due within one year	10,600		10,419	
Accrued liabilities relating to deferred compensation arrangements		8,409		6,678
—of which due within one year	342		136	
Other accrued pension liabilities		0		478
Total accrued pension liabilities	255,373		234,653	
—of which due within one year	10,942		10,555	

Indirect pension obligations of MTU München Unterstützungskasse GmbH (Munich, Germany), amounting to T€ 13,334 (PY: T€ 12,140) are not recognized as a liability.

(14) Other accrued liabilities

in T-Euro	12/31/2003	12/31/2002
Accrued taxes	1,141	1,047
Deferred taxes	0	56
Other accrued liabilities	595,559	690,648
Total other provisions	596,700	691,751

Accrued taxes relate to tax liabilities that have not yet been definitively assessed.

Deferred taxes in 2002 result from consolidation procedures with income effect.

Other accrued liabilities relate to risks relating to pending contracts, product liability and litigation risks, warranty obligations, program risks and personnel-related obligations.

Other accrued liabilities

in T-Euro	12/31/2003	12/31/2002
Risks relating to pending contracts	477,369	502,074
Subsequent costs on billed contracts	44,950	77,768
Personnel-related measures	43,880	49,132
Warranties	8,156	10,020
Product liability and litigation risks	5,311	24,981
Restructuring	4,579	199
Losses arising from settlement of accounts	3,941	14,861
Cost of annual report & general meeting	2,727	2,716
Deferred maintenance work carried out in first quarter of following year	1,246	2,270
Negative fair values of derivatives	0	5,847
Environmental protection risks	0	363
Miscellaneous other provisions	3,400	417
Total other accrued liabilities	595,559	690,648

Accrued liabilities for personnel-related measures include part-time work arrangements for older employees ("Altersteilzeit") amounting to T€ 18,508 (PY T€ 17,849) and stock-based compensation arrangements amounting to T€ 224 (PY T€ 134).

(15) Advance payments received

(16) Financial liabilities

(17) Trade liabilities

(18) Other liabilities

in T-Euro	12/31/2003		12/31/2002	
Advance payments received		34		69,970
—of which due within one year	34		69,970	
Financial liabilities		12,171		11,974
—of which due within one year	159		0	
—of which due between one and five years	0		191	
—of which due after more than five years	12,012		11,783	
Trade liabilities		179,608		207,161
—of which due within one year	178,827		206,184	
—of which due between one and five years	781		977	
Other liabilities				
Liabilities to affiliated companies		19,071		45,187
—of which due within one year	19,071		45,187	
—of which due to shareholder	124		0	
Liabilities to related companies		52,097		45,315
—of which due within one year	52,097		45,315	
Miscellaneous other liabilities		92,181		85,105
—of which due within one year	87,990		81,656	
—of which due between one and five years	1,671		914	
—of which due after more than five years	2,520		2,535	
—of which for taxes	14,761		5,917	
—of which for social security	22,528		11,804	
Total other liabilities		163,349		175,607
Total liabilities		355,162		464,712
—of which due within one year	338,178		448,312	
—of which due between one and five years	2,452		2,082	
—of which due after more than five years	14,532		14,318	

Last year's advance payments received relate mainly to the project company EUROJET Turbo GmbH, Munich.

Liabilities to affiliated companies relate to trading and financial transactions. They include short-term financial liabilities of T€ 10,530 (PY: T€ 35,831) due to non-German DaimlerChrysler finance holding companies.

Liabilities to related companies relate primarily to project companies.

For further information on related party transactions we refer to our separate note at the end of these notes.

Miscellaneous other liabilities comprise mainly personnel (vacation and flex-time accrual [T€ 27,663; PY T€ 39,275], old age part-time accrual [T€ 12,854; PY T€ 11,625]) and social security related obligations (T€ 22,528; PY T€ 11,804).

Contingent liabilities

Contingent liabilities of the Group at December 31, 2003 amount to T€ 128,000 (PY: T€ 324,456) and relate mainly to risk and revenue sharing contracts.

Contingent liabilities from risk and revenue sharing contracts

	12/31/2003		12/31/2002	
in T-Euro	gross	net	gross	net
GE	31,032	29,480	57,148	49,997
IAE	39,129	37,622	47,558	40,354
PWA	19,315	18,350	199,943	189,945
Total	89,476	85,452	304,649	280,296

The gross amount is the total contingency, while the net amount discloses the off balance risk, already reduced by the on balance provisions.

Non-quantifiable contingent liabilities result from contract performance guarantees given by MTU Aero Engines in conjunction with military and civil cooperation programs.

Other financial commitments

Other financial commitments under existing rental, property lease and leasing contracts amount to T€ 102,324 (PY: T€ 90,104), of which T€ 19,032 (PY: T€ 2,706) relate to affiliated companies.

Operating lease obligations 12/31/2003 due in:

in T-Euro	
2004	11,640
2005	11,582
2006	10,450
2007	8,538
2008	11,829
after 2008	48,285
Total operating lease obligations	102,324
—of which relating to affiliated companies	19,032

Purchase order commitments in connection with capital expenditure and regulatory requirements are within the normal scope of business.

Notes to the Consolidated Statement of Income

(19) Revenues

in M-Euro	2003	2002
Revenues from sales of goods and services:		
Sale of goods	1,153	1,379
Sale of services	787	918
Total	1,940	2,297
Analysis of revenues by business unit:		
Commercial aero engines programs	920	1,142
Military aero engines programs	447	461
Maintenance, repair and overhaul	573	694
Analysis of revenues by region:		
Germany	445	425
Other	1,495	1,872
Breakdown of non-German revenues:		
Other E.U. countries	239	236
Other European countries	9	17
North America	1,040	1,424
Asia	151	154
Africa	8	5
Other countries	48	36

Revenues by major customers

%	2003	2002
Pratt & Whittney Aircraft, USA	14.9%	16.6%
Pratt & Whitney Canada, Canada	2.5%	4.3%
General Electric Co., USA	14.6%	17.5%
IAE International Aero Engines AG, Switzerland	11.5%	10.4%
EUROJET Turbo GmbH, Germany	8.7%	8.1%
Turbo-Union Ltd., UK	9.7%	8.7%
Total	61.9%	65.6%

No other customer accounted for 5% or more of MTU's total net revenues for the periods presented. MTU expects that a significant portion of its future revenues will continue to be generated by these customers and points out that any substantial reduction in orders by one of these customers could have a material adverse effect on MTU's operating results and financial condition.

(20) Cost of sales

in T-Euro	2003	2002
Cost of materials	1,206,265	1,293,195
Personnel expenses	447,690	444,828
Amortization and depreciation	59,990	52,817
Other	(14,164)	189,418
Total cost of sales	1,699,781	1,980,258

(21) Selling expenses

in T-Euro	2003	2002
Cost of materials	16,308	9,506
Personnel expenses	47,129	40,316
Amortization and depreciation	379	1,289
Other	17,573	22,593
Total selling expenses	81,389	73,704

(22) General administrative expenses

in T-Euro	2003	2002
Personnel expenses	25,320	25,928
Amortization and depreciation	745	1,230
Other	23,445	17,411
Total general administrative expenses	49,510	44,569

(23) Other operating income

in T-Euro	2003	2002
Change in provisions for FX-contracts	5,847	112,639
Gains from FX-contracts	49,481	6,781
Exchange gains	23,940	35,354
Other	19,865	15,378
Total other operating income	99,133	170,152

Other comprise mainly release of accrued liabilities and payments of the insurance company for insured events.

(24) Other operating expenses

in T-Euro	2003	2002
Losses from FX-contracts	1,603	37,064
Exchange losses	84,466	83,512
Other	7,708	5,428
Total other operating expenses	93,777	126,004

(25) Financial result

Income from affiliated, associated and related companies

in T-Euro	2003		2002	
Income from profit and loss transfer agreements		1,397		691
Income from tax allocation		210		443
Other income from affiliated, associated and related companies		612		3,154
—of which from affiliated companies	462		3,000	
Losses from associated companies		8,878		3,256
		(6,659)		1,032
Interest Income				
Income from long-term financial assets		31		20
Other interest and similar income		9,854		18,836
—of which from affiliated companies	8,528		15,646	
Interest and similar expenses		4,660		4,452
—of which to affiliated companies	3,549		3,417	
		5,225		14,404
Other financial income (expense)				
Losses from write-down of securities		0		1,467
Losses on disposal of financial assets		355		0
Other financial expenses		262		0
Gains on disposal of financial assets		185		162
Income from reversal of write-downs on financial assets		992		17
Other financial income		106		297
		666		(991)
Total financial result		(768)		14,445

Income from profit and loss transfer agreements result from MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich, T€ 1,397 (PY T€ 640).

Income from tax allocation relate to MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich, T€ 210 (PY T€ 443).

Other income from affiliated, associated and related companies refer mostly to DaimlerChrysler "Retura" Beteiligungsverwaltungsgesellschaft mit beschränkter Haftung, Stuttgart, T€ 462 (T€ 3,462 dividends and expenses of T€ 3,000 from consolidation by using the equity method) (PY income of T€ 3,000 from consolidation by using the equity method) and EUROJET Turbo GmbH, Munich, T€ 132 (PY T€ 132).

Losses from associated companies are attributable to MTU Maintenance Zhuhai Co. Ltd, Zhuhai and Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde, from consolidation by using the equity method.

Income from write-up of securities which are held to cover Canadian pension obligations result from a increase in value of the respective securities.

(26) Extraordinary income

The profit mainly arose from merger of the MTU Beteiligungsgesellschaft mbH (Munich/Germany) with MTU Aero Engines GmbH (Munich/Germany).

(27) Income taxes

in T-Euro	2003	2002
Current income taxes	49,587	59,674
Deferred income taxes	(127)	65
Total income taxes	49,460	59,739

(28) Expense for profit transfer

In accordance with the Profit and Loss Transfer Agreement dated December 21, 2000, MTU-M's profit of T€ 535,124 (PY T€ 220,098) was transferred to DaimlerChrysler Luft- und Raumfahrt Holding AG (Munich/Germany).

Additional information as to Company's consolidated results of operations

In continuation with the last year's reporting we show a reconciliation from Income from ordinary activities to Earnings before Interest and Taxes (EBIT) and Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) for the two years ended December 31 as follows:

in T-Euro	2003	2002
Income from ordinary activities	113,890	256,923
– Interest income	(5,225)	(14,404)
= EBIT	108,665	242,519
+ Depreciation and Amortization	62,010	56,724
= EBITDA	170,675	299,243
+ Expenses related to restructuring	31,164	11,283
= Adjusted EBITDA	201,839	310,526

In the period under review EBITDA has been significantly affected by transactions, which are not related to the Company's operating activities, however do not qualify as extraordinary items according to § 277 (4) HGB. On our operating results we make the following representations:

Due to ongoing losses since its inception in 1998 MTU-Canada has launched a restructuring program in 2002 to down-size its operations. Associated restructuring costs amount to T€ 7,365 (PY: T€ 10,052) and are related to write-off of inventories (T€ 2,799), write-off of receivables (T€ 975), expenses for reduction of personnel (T€ 1,066) and other expenses (T€ 2,525).

MTU Aero Engines GmbH recorded expenses of T€ 23,799 (PY T€ 1,231) for reduction of workforce.

These restructuring costs are included in cost of sales (T€ 20,589), selling expenses (T€ 6,483) and general administrative expenses (T€ 4,092).

Because of the USD/EUR exchange rate movement MTU has reported significant exchange losses, of which T€ 27,571 are attributable to the revaluation of USD cash balances. The latter is disclosed as other operating expenses (T€ 27,571; PY T€ 14,044).

Other disclosures

Personnel expenses

in T-Euro	2003		2002	
Wages and salaries		416,462		402,265
Social security, welfare and pension cost		109,466		97,660
—of which pension cost	31,436		29,890	
Total personnel expenses		525,928		499,925

Employees

	Number		Number	
	Average for 2003	Dec 31, 2003	Average for 2002	Dec 31, 2002
Wage earners	3,589	3,396	3,804	3,731
Salary earners	4,236	4,167	4,049	4,228
Apprentices/trainees	410	449	358	417
Total number of employees	8,235	8,012	8,211	8,376

Cost of materials

in T-Euro	2003	2002
Cost of raw materials	541,770	594,037
Cost of purchased services	640,806	717,441
Total cost of materials	1,182,576	1,311,478

Other taxes

in T-Euro	2003		2002	
Expenses for other taxes		1,181		1,228
—of which not relating to the period under review	7		26	

Order intake

	2003		2002	
Business Unit	M €	%	M €	%
Commercial aero engine programs	1,397	49.55	1,233	55.72
Military aero engine programs	867	30.76	274	12.38
Commercial maintenance, repair and overhaul	555	19.69	706	31.90
Total order intake	2,819	100.00	2,213	100.00

Related party transactions

Receivables from related and associated companies

in T-Euro	2003	2002
Turbo Union Ltd.	31,870	35,701
EUROJET Turbo GmbH	28,951	15,967
MTU Maintenance Zhuhai Co. Ltd.	4,404	1,260
MTU-Turbomeca Rolls-Royce GmbH	3,735	533
Airfoil Services Sdn. Bhd.	1,406	0
EPI Europrop International GmbH	683	0
Total receivables from related and associated companies	71,049	53,461

Payables to related and associated companies

in T-Euro	2003	2002
IAE International Aero Engines AG	39,043	44,838
Pratt & Whitney Canada Customer Service Centre Europe GmbH	13,053	477
Ceramic Coating Centre	1	0
Total payables to related and associated companies	52,097	45,315

Receivables from related and associated parties mainly result from operating activities.

Transactions with DaimlerChrysler and its affiliates

MTU still participated in the DaimlerChrysler cash pooling system for the hole year 2003. Other transactions with DaimlerChrysler companies are not material. MTU received and performed services from and for DaimlerChrysler and its affiliates, including administrative, data processing, personnel administration, maintenance, security, financial and legal services.

List of investments

The main investments in affiliated and associated companies at December 31, 2003 were as follows:

Name, registered office	Share-holding (%)	Equity Dec 31, 2003 in T-€	Result 2003 in T-€
Affiliated companies			
MTU München Unterstützungskasse GmbH, Munich	100.0	6,392	(593)
Associated companies			
Airfoil Services Sdn. Bhd., Shah Alam(*)	50.0	1,972	(86)
MTU Maintenance Zhuhai Co. Ltd., Zhuhai(*)	50.0	37,731	(16,976)
Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde	50.0	5,578	(4,648)

(*) *Equity translated at closing rate on December 31, 2003. Result translated at average exchange rate for 2003.*

Publication of individual company financial statements

The individual company financial statements as of December 2003 of German companies with a profit and loss transfer agreement with MTU Aero Engines GmbH included in MTU's consolidated financial statements will not be published in accordance with § 264 (3) HGB.

Representative bodies of the Company

Remuneration of the members of the Executive Management (Geschäftsführung) of MTU Aero Engines GmbH amounted to T€ 1,819. Remuneration of the Supervisory Board amounted to T€ 79. Remuneration of former members of the Executive Management and their surviving dependants amounted to T€ 710. Pension obligations to former members of the Executive Management and their surviving dependants amount to T€ 7,216 (included in accrued pension liabilities).

Members of the Executive Management (Geschäftsführung):

Dr. Klaus Steffens (Chief Executive Officer)	Munich, Germany
Dr. Rudolf Müller (until January 26, 2004) (Human Ressources)	Munich, Germany
Dr. Michael Süß (Operations)	Munich, Germany
Reiner Winkler (Finance)	Munich, Germany

Members of the Supervisory Board:

Dr. rer. pol. Manfred Bischoff (President) Delegate for aerospace of DaimlerChrysler AG	Starnberg, Germany
Günter Sroka (Vice President)(*) Chairman of the Works Council of MTU Aero Engines GmbH	Dachau, Germany
Harald Flassbeck(*) Representative of IG Metall Verwaltungsstelle Munich	Unterhaching, Germany
Herbert Kauffmann Head of Group Accounting/Controlling of DaimlerChrysler AG	Stuttgart, Germany
Michael Keller(*) Qualified engineer (university of applied sciences)	Aindling, Germany
Dr. Edgar Krökel Vice President Mergers & Acquisition of DaimlerChrysler AG	Stuttgart, Germany
Prof. Dr. rer. nat. Walter Kröll President Helmholz-Gemeinschaft Deutscher Forschungszentren	Cologne, Germany
Josef Mailer(*) Mechanic for flight engines	Dachau, Germany
Dr. rer. pol. Klaus Mehrens(*) Regional Head of IG Metall Frankfurt/Main	Frankfurt/Main, Germany
Karl Trautmann(*) Vice President of the Works Council of MTU Aero Engines GmbH	Dachau, Germany
Prof. Klaus-Dieter Vöhringer Managing board member research & technology of DaimlerChrysler AG	Stuttgart, Germany
Dr. Sigmar Wittig Chairment of the Management Board of DLR Deutsches Zentrum für Luft- und Raumfahrt	Cologne, Germany

(*) *Employees' representative.*

Munich, January 27, 2004

Dr. Steffens   Dr. Süß   Winkler

INDEPENDENT AUDITORS' REPORT

We have audited the consolidated financial statements and group management report of MTU Aero Engines GmbH, Munich, for the year ended December 31, 2003. The preparation of the consolidated financial statements and group management report in accordance with German commercial law is the responsibility of the Executive Management of the group parent company. Our responsibility is to express an opinion on the consolidated financial statements and the group management report, based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that material misstatements affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with German accounting principles and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the internal control system relating to the accounting system and the evidence supporting the disclosures in the consolidated financial statements and in the group management report are examined primarily on a test basis within the framework of the audit. The audit also includes an assessment of the individual company financial statements included in consolidated financial statements, the scope of the reporting entity, the accounting and consolidation principles used, the significant estimates made by management as well as of the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with German accounting principles. On an overall basis, the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development.

Munich, January 28, 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Höfer	Harrieder
Wirtschaftsprüfer	Wirtschaftsprüfer

[This page intentionally left blank]

Consolidated Financial Statements
Annual Report 2002
(audited)

prepared in accordance with
German Commercial Code

MTU Aero Engines GmbH,
Munich

MTU Aero Engines GmbH

CONSOLIDATED BALANCE SHEET

in T-Euro	Notes	December 31, 2002		December 31, 2001
ASSETS				
Non-current assets				
Intangible assets	(1)	54,380		16,481
Property, plant and equipment, net	(2)	208,348		211,874
Financial assets	(3)	281,995		275,940
			544,723	504,295
Current assets				
Inventories	(4)	445,099		549,292
Advance payments received	(5)	(255,129)		(252,912)
		189,970		296,380
Receivables	(6)	696,548		801,207
Other assets	(7)	13,379		50,665
Cash and cash equivalents	(8)	14,246		30,223
			914,143	1,178,475
Prepaid expenses and deferred taxes	(9)		3,610	4,156
			1,462,476	1,686,926
SHAREHOLDER'S EQUITY AND LIABILITIES				
Shareholder's equity				
Capital stock	(10)	80,068		80,068
Additional paid-in capital	(11)	13,559		13,559
Retained earnings	(12),(13)	(22,280)		9,458
			71,347	103,085
Accrued liabilities				
Accrued pension liabilities	(14)	234,653		216,024
Other accrued liabilities	(15)	691,751		817,239
			926,404	1,033,263
Liabilities				
Advance payments received	(16)	69,970		0
Financial liabilities	(17)	11,974		16,297
Trade liabilities	(18)	207,161		311,455
Other liabilities	(19)	175,607		222,813
			464,712	550,565
Deferred income	(20)		13	13
			1,462,476	1,686,926

MTU Aero Engines GmbH, Munich

CONSOLIDATED STATEMENT OF INCOME

in T-Euro	Notes	2002	2001
Revenues	(21)	2,296,861	2,516,929
Cost of sales	(22)	1,980,258	2,262,515
Gross margin		316,603	254,414
Selling expenses	(23)	73,704	58,236
General administrative expenses	(24)	44,569	39,125
Other operating income	(25)	170,152	100,418
Other operating expenses	(26)	126,004	154,077
Financial result	(27)	14,445	36,801
Income from ordinary activities		256,923	140,195
Extraordinary income	(28)	0	249,621
Extraordinary expenses	(28)	0	164,866
Extraordinary items, net		0	84,755
Income taxes	(29)	59,739	97,912
Minority interest (share of loss)		0	2,410
Net income before profit and loss transfer agreement		197,184	129,448
Expense for profit transfer	(30)	220,098	157,755
Loss after profit and loss transfer agreement		(22,914)	(28,307)
Translation differences		3,054	5
Transfer from retained earnings		19,860	28,302
Unappropriated profit of MTU Aero Engines		0	0

MTU Aero Engines GmbH, Munich

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

in T-Euro	Capital Stock	Additional Paid-In-Capital	Retained Earnings	Shareholders Equity	Minority Interest	Total Equity
Balance at January 1, 2001	80,068	13,559	35,587	129,214	2,393	131,607
Dividends paid			(157,755)	(157,755)		(157,755)
Translation adjustments			2,178	2,178	17	2,195
Net Income			129,448	129,448	(2,410)	127,038
Balance at December 31, 2001	80,068	13,559	9,458	103,085	0	103,085
Dividends paid			(220,098)	(220,098)		(220,098)
Translation adjustments			(8,824)	(8,824)		(8,824)
Net Income			197,184	197,184		197,184
Balance at December 31, 2002	80,068	13,559	(22,280)	71,347	0	71,347

MTU Aero Engines GmbH, Munich

CONSOLIDATED STATEMENT OF CASH FLOW

in T-Euro	2002		2001	
Net income excluding extraordinary items		**197,184**		**44,693**
Minority interest		**0**		**(2,410)**
Non-cash income and expenses		**(48,427)**		**145,056**
Depreciation/write-downs/write-ups on non-current assets	58,174		59,272	
Profit/loss from associated companies	256		516	
Change in accrued pensions	18,629		11,961	
Change in other accrued liabilities	(125,488)		73,309	
Change in deferred tax assets	2		(2)	
Gain/loss on disposals of non-current assets		**(1,010)**		**(3,988)**
Change in current assets and liabilities (excluding items with financial character)		**74,448**		**(67,420)**
Inventories	106,410		(50,063)	
Receivables (excluding financial receivables)	41,439		(80,546)	
Liabilities (excluding financial liabilities)	(73,401)		63,189	
Extraordinary income (Retura)		**0**		**249,621**
Cash flow from operating activities		**222,195**		**365,552**
Investments in intangible assets and property, plant and equipment	(102,732)		(100,955)	
Investments in financial assets	(16,305)		(24,196)	
Proceeds from disposals of non-current assets	13,144		13,702	
Repayment of loans	708		410	
Cash flow from investing activities		**(105,185)**		**(111,039)**
Change in financial liabilities	(4,323)		(728)	
Dividends paid	(220,098)		(157,755)	
Foreign exchange translation adjustments	5,185		1,230	
Change in consolidation scope	(6,672)		0	
Cash flow from financing activities		**(225,908)**		**(157,253)**
Cash flow for the year		**(108,898)**		**97,260**
Net financial position at beginning of the period		**398,334**		**301,074**
Net financial position at end of the period		**289,436**		**398,334**
Net financial position		**289,436**		**398,334**
Cash	14,246		30,223	
Financial receivables (cash concentration)	311,021		412,071	
Financial payables (cash concentration)	(35,831)		(43,960)	

MTU Aero Engines GmbH, Munich

CONSOLIDATED STATEMENT OF NON-CURRENT ASSETS

in T-Euro	Acquisition or Manufacturing Costs: Balance at Jan 1, 2002	Currency change	Change in consolidated companies	Additions	Reclassi-fications	Disposals	Balance at Dec 31, 2002	Depreciation/Amortization: Balance at Jan 1, 2002	Currency change	Change in consolidated companies	Additions	Reversals	Disposals	Balance at Dec 31, 2002	Book Value(*): Balance at Dec 31, 2002	Balance at Dec 31, 2001
Intangible Assets																
Licences and usufructuary rights	23,335	(2,663)	9,478	31,990	37	1,025	61,152	7,332	(796)	2,081	4,117	0	1,028	11,706	49,446	16,003
Goodwill	0	0	0	5,186	0	0	5,186	0	0	0	252	0	0	252	4,934	0
Advance payments	478	4	0	0	0	482	0	0	0	0	0	0	0	0	0	478
	23,813	(2,659)	9,478	37,176	37	1,507	66,338	7,332	(796)	2,081	4,369	0	1,028	11,958	54,380	16,481
Property, plant and equipment																
Real estate, leasehold rights and buildings	222,871	(1,071)	(10,477)	2,295	596	1,215	212,999	149,927	(120)	(9,717)	4,604	0	728	143,966	69,033	72,944
Technical equipment, plant and machinery	402,112	(4,203)	0	26,423	11,360	24,075	411,617	321,672	(957)	0	26,462	0	14,049	333,128	78,489	80,440
Other equipment, fixtures, furniture and office equipment	229,372	(888)	995	19,155	5,292	39,019	214,907	192,208	(383)	449	21,289	0	38,685	174,878	40,029	37,164
Advance payments and construction in progress	21,326	(123)		17,683	(17,285)	804	20,797	0	0	0	0	0	0	0	20,797	21,326
	875,681	(6,285)	(9,482)	65,556	(37)	65,113	860,320	663,807	(1,460)	(9,268)	52,355	0	53,462	651,972	208,348	211,874
Financial Assets																
Investment in affiliated companies	395,652	0	0	3,149	51	0	398,852	164,892	0	0	0	0	0	164,892	233,960	230,760
Loans to affiliated companies	282	0	0	0	0	0	282	69	0	0	0	0	0	69	213	213
Investment in related companies	1,082	0	(511)	39	(51)	4	555	0	0	0	0	0	0	0	555	1,082
Loans to related companies	0	0	0	3,906	0	0	3,906	0	0	0	0	0	0	0	3,906	0
Investment in associated companies	29,051	(5,398)	0	11,417	0	3,256	31,814	0	0	0	0	0	0	0	31,814	29,051
Long term securities	14,699	(2,075)	0	0	0	0	12,624	810	(152)	0	1,467	0	0	2,125	10,499	13,889
Other loans	1,200	0	0	794	0	750	1,244	255	0	0	0	17	42	196	1,048	945
	441,966	(7,473)	(511)	19,305	0	4,010	449,277	166,026	(152)	0	1,467	17	42	167,282	281,995	275,940
	1,341,460	(16,417)	(515)	122,037	0	70,630	1,375,935	837,165	(2,408)	(7,187)	58,191	17	54,532	831,212	544,723	504,295

(*) *Currency translation changes with period end rates.*

Basis of preparation

MTU Aero Engines GmbH, Munich

The consolidated financial statements, consisting of consolidated balance sheet, consolidated statement of income, consolidated statement of changes in equity and consolidated statement of cash flow, have been prepared in accordance with the accounting provisions of the German Commercial Code and are shown in thousands of Euro (T€), with the exception of sales figures, which are disclosed in millions of Euro (M€). Items aggregated in the balance sheet and statement of income are shown separately in the Notes and explained where necessary.

Accounting Policies

Accounting policies are unchanged from the previous year. Assets and liabilities reported in the consolidated balance sheet are, where circumstances are identical throughout the Group, valued uniformly in line with the accounting policies of the parent company.

Intangible assets are stated at acquisition cost less scheduled depreciation. Goodwill on consolidation, resulting from an extension to the Group, is amortized on a straight-line basis over a period of 15 years.

Property, plant and equipment are valued initially at acquisition or manufacturing cost. Manufacturing cost comprises direct costs as well as attributable material and manufacturing overheads, including depreciation. Repair expenses are charged directly to the statement of income in the period in which they are incurred. Property, plant and equipment are removed from the consolidated balance sheet on disposal.

Property, plant and equipment are depreciated systematically using useful lives which comply with German tax rules. Depreciation commences from the date on which the relevant asset ready for service.

Scheduled depreciation on property, plant and equipment is based normally on the following useful lives:

	%	Years
Buildings	2%–4%	25–50
Light-weight constructions	10%	10
Site improvements	5%–10%	10–20
Technical equipment and machinery	10%–20%	5–10
Other facilities, factory and office equipment	6%–33%	3–15

Depreciation on buildings is computed using the maximum rates permitted for German tax purposes.

Movable assets which have a useful life of six years or more are depreciated using the reducing balance method. Depreciation reverts to the straight-line method as soon as spreading the net book value over the remaining useful life leads to a higher depreciation expense.

In accordance with tax simplification rules, items acquired during the first half of the year are subject to a full-year's depreciation expense and items acquired during the second half of the year are subject to a half-year's depreciation expense. Low value assets with acquisition cost up to 410.00 EURO are expensed in full in the year of acquisition.

Investments in non-consolidated companies, related companies and other financial assets are valued at cost, or in the case of impairment, at their lower fair value. Non-interest bearing loans are written down to their present value.

Associated companies are valued at equity, or, if they are not material to the consolidated balance sheet, financial position and results of operations of the Group, at cost.

Raw materials and supplies are valued at the lower of cost or market. Work in process is valued at manufacturing cost, comprising direct costs and indirect material and production overheads, including depreciation. Identifiable specific risks are covered by inventory write-downs or provisions for onerous contracts.

Receivables, other assets, cash and cash equivalents are valued at their nominal value. Non-interest bearing receivables which mature after more than one year from the balance sheet date are discounted to their present value. Identifiable specific risks and the general credit risk are covered by appropriate write-downs. Allowances for losses arising from settlement of accounts are disclosed in other accrued liabilities. Reinstatement write ups for noncurrent and current assets will be carried out as far as applicable.

Accrued pension liabilities relating to the Group's German companies are based on actuarial valuation and have been computed using the German Teilwert method (which is similar to the entry age actuarial cost method) and an interest rate of 6%. Pension obligations for non-German companies are valued in accordance with US GAAP respectively Canadian GAAP based on actuarial calculations. Due to the fact, that such obligations in comparison to the German pension liabilities are not material we did not perform a revaluation for German GAAP purposes.

Accrued taxes and other accrued liabilities are computed using the principles of fair and reasonable valuation. Accrued liabilities for personnel and social obligations, which comprise future benefits arising in yearly installments are computed actuarially using the German Teilwert method and an interest rate of 5.5%.

Provisions are recognized to cover losses or liabilities which are likely to be incurred but which are uncertain as to amount or timing. The amounts recognized represent the best estimate of the liability based on available information.

Restructuring provisions of T€ 199 (PY T€ 1,902) relate primarily to estimated costs to be incurred in connection with restructuring activities at MTU Maintenance Canada Ltd. (PY also MTU Aero Engines GmbH).

Accruals for negative fair values of derivatives are valued by comparing the contractual rates with the fair values of the derivatives at the balance sheet date.

Liabilities are shown at their repayment amounts.

Revenue relating to the sale of goods is recognized when title passes to the customer, which is generally shipment date. There is one exception: in the case of risk and revenue-sharing partnership ("RRSP") arrangements, in which revenue is recognized on the basis of the date products are delivered by the leading partner to the final customer.

Revenue from services is recognized when the services have been performed and accepted by the customer.

Transactions are recorded as extraordinary items when they fall outside of the ordinary activities, i.e. transactions are exceptional for the business by nature and amount and would not provide a true and fair view of the Group's results of operations, if shown as income/expense from ordinary activities.

Income taxes are determined in accordance with the legislation of the countries in which the consolidated entities operate. Deferred tax assets or liabilities are computed on all timing differences between the accounting and tax bases of assets and liabilities. Deferred tax assets are only recognized when they arise from consolidation procedures. Deferred tax liabilities are not recorded on "permanent" timing differences. Deferred tax assets and liabilities are offset when they relate to the same entity.

MTU uses derivative financial instruments to hedge exchange rate fluctuations of the US Dollar. Derivative contracts are considered to be pending contracts and therefore are recorded at their inception in memorandum accounts at their notional contract amount. However if the fair value of a derivative instrument at the balance sheet date is negative, MTU recognizes a provision. Unrealized gains are not recognized. Gains and losses on derivative contracts are recognized in the statement of income when a contract is closed. Hedge accounting is not applied.

A concentration of credit risk (whether on or off-balance sheet) exists when changes in economic or other conditions affect in a similar way, the ability of groups of customers or counter parties with similar economic characteristics to meet their contractual obligations to the Group. The potential credit risk for MTU relates primarily to cash and cash equivalents and receivables. At December 31, 2002, MTU's cash and cash equivalents were placed primarily in cash management pools with financial institutions owned by DaimlerChrysler.

Concentration of credit risk also arises from the fact that MTU offers similar products to similar customers in similar product markets. As disclosed in Note 21, net revenues from six customers represented 65.6% and 67.3% of total net revenues in 2002 and 2001 respectively.

Group reporting entity

The consolidated financial statements comprise MTU Aero Engines GmbH and the following German and non-German subsidiaries:

Name, registered offices	Shareholding (%)
German	
MTU Maintenance Hannover GmbH, Langenhagen	100.0
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	100.0
RSZ Beteiligungs- und Verwaltungs GmbH, Munich	100.0
ATENA Gesellschaft für Engineering Services mbH, Munich	100.0
Non-German	
MTU Maintenance Canada Ltd., Richmond, British Columbia, Canada	70.0
Vericor Power Systems L.L.P., Atlanta, Georgia, USA	100.0
MTU Aero Engines Design Inc., Rocky Hill, Connecticut, USA	100.0
MTU Aero Engines North America Inc., Rocky Hill, Connecticut, USA	100.0
MTU Aero Engines Components Inc., Newington, Connecticut, USA	100.0
ATENA Inc., East Hartford, Connecticut, USA	100.0

The changes in the group reporting entity were as follows:

With effect from July 1, 2002, Vericor Power Systems L.L.C. (Atlanta/USA) has been fully consolidated following an increase in the shareholding. This company was previously consolidated proportionately (50%). Vericor markets, sells, and operates the gas turbines ASE8, ASE40, ASE50, TF 40 and TF 50.

ATENA Gesellschaft für Engineering Services mbH (Munich/Germany), which was previously an associated company accounted for at cost, has been fully consolidated with effect from January 1, 2002, as a result of the increased shareholding. ATENA provides high-quality engineering and technology services for turbo systems and for customers engaged in the aviation, space travel, automotive, information and communication technology sectors.

ATENA Inc. (East Hartford/USA) was founded in 2002 as a branch of ATENA Gesellschaft für Engineering Services mbH and is engaged in similar activities.

MTU Anlagenvermietung GmbH (Munich/Germany) was sold on January 1, 2002 and is therefore no longer consolidated. The consideration amounted to T€ 7,821 and was received in cash.

Changes in the group reporting entity gave rise to the following changes in the consolidated financial statements:

	in T-€	%
Revenues	32,093	1.34
of which from acquisitions	33,527	1.40
of which from divestitures	(1,434)	(0.06)
Non-current assets	8,834	0.60
thereof property, plant and equipment	108	0.01
Inventories and receivables	7,533	0.52
Cash and cash equivalents	782	0.05
Assets	**17,149**	**1.17**
Shareholders' equity	5,009	0.34
Accrued liabilities	3,431	0.23
Liabilities	8,709	0.60
Shareholders' equity and liabilities	**17,149**	**1.17**

Profit and loss transfer agreements are in place between MTU Aero Engines GmbH and the following subsidiaries:

Name, registered offices	From
MTU Maintenance Hannover GmbH, Langenhagen	1979
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	1991
MTU-Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich	1984
Sulzer-MTU Casting Technology GmbH, Munich	1986

Consolidation principles

Cost of investment and equity are consolidated using the German "book value method" under which the parent company's cost of investment is eliminated against the relevant company's share capital and retained earnings at the date of acquisition.

MTU does not consolidate MTU München Unterstützungskasse GmbH (Munich/Germany) because the Group does not have the power to govern the financial and operating policies so as to obtain benefits from its activities.

MTU-Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich, Sulzer MTU Casting Technology GmbH (Munich/Germany), MTU Maintenance Malaysia Sdn. Bhd. (Shah Alam/Malaysia) and MTU Maintenance do Brasil Ltda. (Sao Carlos/Brazil) are not consolidated because they are not material (including on an aggregated basis) for the fair presentation of the net assets, financial position, results of operations and cash flows of the Group.

The associated companies DaimlerChrysler "Retura" Beteiligungsverwaltungsgesellschaft mbH (Stuttgart/Germany), Pratt & Whitney Canada Customer Service Centre Europe GmbH (Ludwigsfelde/Germany) and MTU Maintenance Zhuhai Co. Ltd. (Zhuhai/China) are consolidated using the equity method. The investment in these companies is initially recorded at cost and the carrying amount is adjusted for subsequent contributions and MTU's share of the associate company's income, losses and distributions.

A further six associated companies are disclosed as investments in related companies, and are not accounted for at equity, but at cost, as they are not material for the fair presentation of the net assets, financial position and results of operations of the Group.

Intercompany receivables and payables are eliminated. Differences resulting from the elimination of intercompany balances are recognized in the statement of income.

All material intercompany profits on intercompany sales of goods and services are eliminated.

Intercompany sales and other income are eliminated against the relevant costs.

The deferred tax asset shown in the consolidated balance sheet results from consolidation procedures with income effect.

Currency translation

Foreign currency receivables and cash assets are translated in the individual entity financial statements at the original exchange rate or at the closing rate if lower; foreign currency liabilities are translated at the original exchange rate or at the closing rate, if higher. Insignificant differences from exchange rate adjustments were not applied to foreign companies for immateriality reasons.

For the purposes of the consolidated financial statements, the individual entity financial statements of all foreign companies are translated into Euro at closing exchange rates.

Non-current assets are translated at closing exchange rates and the resulting translation differences are shown separately.

Income and expense items as well as net income are translated using quarterly average exchange rates for the respective periods. Up to 2001, income and expense items were translated using average annual exchange rates. Transfers to/from retained earnings and the unappropriated profit are translated at closing exchange rates. The difference arising from translating net income at quarterly average exchange rates as opposed to closing rates is recognized in equity.

The following exchange rates have been used for financial years 2001 and 2002 to translate balance sheets and statements of income denominated in currencies other than the Euro:

Foreign currency

	Exchange rate at December 31,		Annual average exchange rate	
1 € =	2002	2001	2002	2001
United States (USD)	1.0487	0.8813	0.9451	0.8956
Canada (CAD)	1.6550	1.4077	1.4833	1.3863
China (CNY)	8.6837	7.2919	7.8211	7.4142

Use of estimates

The preparation of financial statements in conformity with German GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the decision to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates relate to depreciation, amortization and impairment of non-current assets, contract work in progress, inventory write-downs, doubtful accounts and environmental and legal liabilities. Actual results could differ from those estimates.

Notes to the Consolidated Balance Sheet

For movements in non-current assets in the period under review we refer to page F-112.

(1) Intangible Assets

Intangible assets amount to T€ 54,380 (PY T€ 16,481) and comprise licenses, goodwill and usufractuary rights.

Up to 2001, acquisitions did not give rise to goodwill or negative goodwill. Goodwill at December 31, 2002 relates to the following companies:

in T-Euro	12/31/2002	12/31/2001
Vericor Power Sysems L.L.C., Atlanta, USA	2,704	0
ATENA Gesellschaft für Engineering Services mbH, Munich, Germany	2,230	0
Total goodwill	4,934	0

Goodwill is recognized as an asset and amortized straight-line over a period of 15 years.

(2) Property, plant and equipment

Property, plant and equipment decreased by T€ 3,526 to T€ 208,348. Major additions in 2002 comprise machinery in Munich and Hannover as well as tooling in Munich, Hannover and Berlin. Disposals are mainly caused by technical replacement.

(3) Financial assets

Financial assets comprise principally investments in non-consolidated affiliated companies as well as investments in associated and other companies.

(4) Inventories

in T-Euro	12/31/2002	12/31/2001
Raw materials and supplies	201,664	196,723
Work in process, services in process	238,987	342,333
Advance payments made	4,448	10,236
Total inventories	445,099	549,292

(5) Advance payments received

Advance payments received totalling T€ 255,129 (PY T€ 252,912) relate almost entirely to long-term contract work and have been offset against inventories on the face of the balance sheet. The amount includes T€ 109,915 (PY T€ 119,574) received from associated project companies.

(6) Receivables

in T-Euro	12/31/2002		12/31/2001	
Trade receivables		315,150		341,668
—of which due after more than one year	9,960		13,455	
Receivables from affiliated companies		327,937		408,873
—of which due from shareholder	14,503		0	
Receivables from related companies		53,461		50,666
Total receivables		696,548		801,207
—of which due after more than one year	9,960		13,455	

Trade receivables due after more than one year as of 31 December 2002 are mainly linked to the sale of a MRO contract with a term of 3 years instalments.

Receivables from related parties are further explained in the "Related party transactions" section at the end of these notes. Receivables are shown net of liabilities against the respective party.

Receivables from affiliated companies relate to trading and financial transactions. They include cash funds due from DaimlerChrysler AG, amounting to T€ 311,021 (PY T€ 412,071).

(7) Other assets

in T-Euro	12/31/2002		12/31/2001	
Amounts due from:				
Tax authorities		747		242
Employees		1,251		1,434
Suppliers		8,378		7,819
Other debtors		3,003		41,170
Total other assets		13,379		50,665
—of which due after more than one year	441		394	

Amounts due within one year from tax authorities relate to value added tax.

(8) Cash and cash equivalents

in T-Euro	12/31/2002	12/31/2001
Cheques, cash, Federal Bank account	997	13
Cash at banks and postal giro account	13,249	30,210
Total cash	14,246	30,223

(9) Prepaid expenses and deferred taxes

in T-Euro	12/31/2002	12/31/2001
Prepaid expenses	3,610	4,154
Deferred taxes	0	2
Total prepaid expenses and deferred taxes	3,610	4,156

(10) Capital stock

The amount disclosed represents the capital stock of MTU Aero Engines GmbH, which is unchanged from the previous year.

(11) Additional paid-in capital

Additional paid-in-capital relates to the capital stock increase of MTU Aero Engines GmbH recorded in 1970.

(12) Retained earnings

Retained earnings comprise the retained earnings of MTU Aero Engines GmbH as well as the difference between the Group's cost of investment and share of equity, recognized in conjunction with capital consolidation. Retained earnings also include the unappropriated profits and losses of consolidated subsidiaries. Adjustments resulting from consolidation procedures with income effect are also recognized under this heading. Retained earnings pursuant to § 29 (4) GmbHG, which result from the revaluation of certain assets in 1987, amount to T€ 2,281 (PY T€ 2,281).

in T-Euro	12/31/2002	12/31/2001
Legal reserves	2,281	2,281
Other retained earnings	(24,561)	7,177
Total retained earnings	(22,280)	9,458

(13) Minority interest

The minority interest relates to MTU Maintenance Canada Ltd. which is 30% owned by Air Canada. Losses attributable to a minority shareholder may exceed the minority interest in the equity of the subsidiary. In this case, the excess, and any further losses applicable to the minority, are not charged against the minority interest unless the minority has a binding obligation to, and is able to, compensate the losses. MTU Maintenance Canada Ltd. has negative equity at December 31, 2002. No minority interest is shown in the balance sheet at December 31, 2002, since Air Canada does not have a contractual liability to make good MTU-C's negative equity.

(14) Accrued pension liabilities

in T-Euro	12/31/2002		12/31/2001	
Accrued pension liabilities (regular schemes)		227,497		211,410
—of which due within one year	10,419		9,800	
Accrued liabilities relating to deferred compensation arrangements		6,678		4,362
—of which due within one year	136		136	
Other accrued pension liabilities		478		252
Total accrued pension liabilities		234,653		216,024
—of which due within one year	10,555		9,936	

Indirect pension obligations of MTU München Unterstützungskasse GmbH (Munich, Germany), amounting to T€ 12,140 (PY T€ 10,061) are not recognized as a liability.

(15) Other accrued liabilities

in T-Euro	12/31/2002	12/31/2001
Accrued taxes	1,047	1,889
Deferred taxes	56	0
Other accrued liabilities	690,648	815,350
Total other provisions	691,751	817,239

Accrued taxes relate to tax liabilities that have not yet been definitively assessed.

Deferred taxes result from consolidation procedures with income effect.

Other accrued liabilities relate to risks relating to pending contracts, product liability and litigation risks, warranty obligations, program risks and personnel-related obligations.

Other accrued liabilities

in T-Euro	12/31/2002	12/31/2001
Risks relating to pending contracts	502,074	519,515
Subsequent costs on billed contracts	77,768	91,435
Personnel-related measures	49,132	41,243
Product liability and litigation risks	24,981	13,178
Losses arising from settlement of accounts	14,861	7,416
Warranties	10,020	16,376
Negative fair values of derivatives	5,847	118,486
Cost of annual report & general meeting	2,716	1,195
Deferred maintenance work carried out in first quarter of following year	2,270	3,070
Environmental protection risks	363	1,341
Restructuring	199	1,902
Miscellaneous other provisions	417	193
Total other accrued liabilities	690,648	815,350

Accrued liabilities for personnel-related measures include part-time work arrangements for older employees ("Altersteilzeit") amounting to T€ 17,849 (PY T€ 20,107) and stock-based compensation arrangements amounting to T€ 134 (PY T€ 114).

(16) Advance payments received

(17) Financial liabilities

(18) Trade liabilities

(19) Other liabilities

in T-Euro	12/31/2002		12/31/2001	
Advance payments received		69,970		0
—of which due within one year	69,970		0	
Financial liabilities		11,974		16,297
—of which due within one year	0		2,445	
—of which due between one and five years	191		0	
—of which due after more than five years	11,783		13,852	
Trade liabilities		207,161		311,455
—of which due within one year	206,184		308,326	
—of which due between one and five years	977		3,129	
Other liabilities				
Liabilities to affiliated companies		45,187		63,248
—of which due within one year	45,187		63,248	
—of which due to shareholder	0		2,469	
Liabilities to related companies		45,315		84,406
—of which due within one year	45,315		84,406	
Miscellaneous other liabilities		85,105		75,159
—of which due within one year	81,656		71,901	
—of which due between one and five years	914		793	
—of which due after more than five years	2,535		2,465	
—of which for taxes	5,917		5,298	
—of which for social security	11,804		11,145	
Total other liabilities		175,607		222,813
Total liabilities		464,712		550,565
—of which due within one year	448,312		530,326	
—of which due between one and five years	2,082		3,922	
—of which due after more than five years	14,318		16,317	

Advance payments received relate mainly to the project company EUROJET Turbo GmbH, Munich.

Liabilities to affiliated companies relate to trading and financial transactions. They include short-term financial liabilities of T€ 35,831 (PY T€ 43,960) due to non-German DaimlerChrysler finance holding companies.

Liabilities to related companies relate primarily to project companies.

For further information on related party transactions we refer to our separate note at the end of these notes.

Miscellaneous other liabilities comprise mainly personnel (vacation and flex-time accrual [T€ 39,275; PY T€ 35,296], old age part-time accrual [T€ 11,625; PY T€ 9,284]) and social security related obligations (T€ 11,804; PY T€ 11,145).

(20) Deferred income

Deferred income amounts to T€ 13 (PY T€ 13) and relates to rental and lease income.

Contingent liabilities

Contingent liabilities of the Group at December 31, 2002 amount to T€ 324,456 (PY T€ 151,733) and relate mainly to risk and revenue sharing contracts.

Contingent liabilities from risk and revenue sharing contracts

	12/31/2002		12/31/2001	
in T-Euro	gross	net	gross	net
GE	57,148	49,997	68,041	59,526
IAE	47,558	40,354	49,628	46,661
PWA	199,943	189,945	30,513	28,988
Total	304,649	280,296	148,182	135,175

The gross amount is the total contingency, while the net amount discloses the off balance risk, already reduced by the on balance provisions.

Non-quantifiable contingent liabilities result from contract performance guarantees given by MTU Aero Engines in conjunction with military and civil cooperation programs.

Other financial commitments

Other financial commitments under existing rental, property lease and leasing contracts amount to T€ 90,104 (PY T€ 31,929), of which T€ 2,706 (PY T€ 2,324) relate to affiliated companies.

Operating lease obligations 12/31/2002 due in:

in T-Euro	
2003	9,961
2004	9,527
2005	7,203
2006	7,129
2007	5,973
after 2007	50,311
Total operating lease obligations	90,104
—of which relating to affiliated companies	2,706

Purchase order commitments in connection with capital expenditure and regulatory requirements are within the normal scope of business.

Notes to the Consolidated Statement of Income

(21) Revenues

Revenues from sales of goods and services:

in M-Euro	2002	2001
Sale of goods	1,379	1,644
Sale of services	918	873
Total	2,297	2,517
Analysis of revenues by business unit:		
Commercial aero engines programs	1,142	1,481
Military aero engines programs	461	407
Maintenance, repair and overhaul	694	629
Analysis of revenues by region:		
Germany	425	360
Other	1,872	2,157
Breakdown of non-German revenues:		
Other E.U. countries	236	215
Other European countries	17	26
North America	1,424	1,735
Asia	154	99
Africa	5	16
Other countries	36	66

%	2002	2001
Revenues by major customers		
Pratt & Whittney Aircraft, USA	16.6%	16.6%
Pratt & Whitney Canada, Canada	4.3%	5.1%
General Electric Co., USA	17.5%	22.4%
IAE International Aero Engines AG, Switzerland	10.4%	11.0%
EUROJET Turbo GmbH, Germany	8.1%	6.1%
Turbo-Union Ltd., UK	8.7%	6.1%
Total	65.6%	67.3%

No other customer accounted for 5% or more of MTU's total net revenues for the periods presented. MTU expects that a significant portion of its future revenues will continue to be generated by these customers and points out that any substantial reduction in orders by one of these customers could have a material adverse effect on MTU's operating results and financial condition.

(22) Cost of sales

in T-Euro	2002	2001
Cost of materials	1,293,195	1,746,925
Personnel expenses	444,828	386,709
Amortization and depreciation	52,817	54,740
Other	189,418	74,141
Total cost of sales	1,980,258	2,262,515

(23) Selling expenses

in T-Euro	2002	2001
Cost of materials	9,506	6,883
Personnel expenses	40,316	33,296
Amortization and depreciation	1,289	1,232
Other	22,593	16,825
Total selling expenses	73,704	58,236

(24) General administrative expenses

in T-Euro	2002	2001
Personnel expenses	25,928	23,824
Amortization and depreciation	1,230	897
Other	17,411	14,404
Total general administrative expenses	44,569	39,125

(25) Other operating income

in T-Euro	2002	2001
Change in provisions for FX-contracts	112,639	0
Gains from FX-contracts	6,781	3,953
Exchange gains	35,354	84,564
Other	15,378	11,901
Total other operating income	170,152	100,418

Other comprise mainly the result of disposal of MTU Anlagenvermietung GmbH, Munich (T€ 5,609), investments grants, profit on disposals of fixed assets and release of accrued liabilities.

(26) Other operating expenses

in T-Euro	2002	2001
Change in provisions for FX-contracts	0	27,940
Losses from FX-contracts	37,064	61,941
Exchange losses	83,512	58,322
Other	5,428	5,874
Total other operating expenses	126,004	154,077

(27) Financial result

in T-Euro	2002		2001	
Income from affiliated, associated and related companies				
Income from profit and loss transfer agreements		691		1,880
Income from tax allocation		443		515
Other income from affiliated, associated and related companies		3,154		9,460
—of which from affiliated companies	3,000		9,263	
Losses from associated companies		3,256		516
		1,032		11,339
Interest Income				
Income from long-term financial assets		20		17
Other interest and similar income		18,836		33,941
—of which from affiliated companies	15,646		33,508	
Interest and similar expenses		4,452		7,989
—of which to affiliated companies	3,417		6,635	
		14,404		25,969
Other financial income (expense)				
Losses from write-down of securities		1,467		822
Losses on disposal of financial assets		0		35
Gains on disposal of financial assets		162		300
Income from reversal of write-downs on financial assets		17		44
Other financial income		297		6
		(991)		(507)
Total financial result		14,445		36,801

Income from profit and loss transfer agreements result mainly from MTU Versicherungsver-mittlungs- und Wirtschaftsdienst GmbH, Munich, T€ 640 (PY T€ 744), and Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde, T€ 50 (PY T€ 1,135).

Income from tax allocation relate chiefly to MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich, T€ 443 (PY T€ 514).

Other income from affiliated, associated and related companies refer mostly to DaimlerChrysler "Retura" Beteiligungsverwaltungsgesellschaft mit beschränkter Haftung, Stuttgart, T€ 3,000 from consolidation by using the equity method (PY T€ 9,234 dividends) and EUROJET Turbo GmbH, Munich, T€ 132 (PY T€ 169).

Losses from associated companies are attributable to MTU Maintenance Zhuhai Co. Ltd, Zhuhai from consolidation by using the equity method.

Losses from write-down of securities which are held to cover Canadian pension obligations result from a decrease in value of the respective securities.

(28) Extraordinary income/expenses

In 2001, the Group recorded a net extraordinary income of T€ 84,755 in connection with the contribution of MTU's 49% share in DaimlerChrysler Dieselantriebe GbR (Friedrichshafen/Germany) into DCR DaimlerChrysler "Retura" Beteiligungsverwaltungsgesellschaft mit beschränkter Haftung (Stuttgart/Germany). Thus "Retura" owned 88.35% shares in MTU Motoren- und Turbinen-Union Friedrichshafen GmbH (Friedrichshafen/Germany) and sold these MTU-Friedrichshafen shares to DaimlerChrysler AG. The non-taxable sale of the shares in MTU Friedrichshafen GmbH and the subsequent interim dividend paid by DCR gave rise to extraordinary income of T€ 249,621. An extraordinary expense of T€ 164,866 was recorded to write-down the value of DCR to its going concern fair value.

(29) Income taxes

in T-Euro	2002	2001
Current income taxes	59,674	98,599
Deferred income taxes	65	(687)
Total income taxes	59,739	97,912

(30) Expense for profit transfer

In accordance with the Profit and Loss Transfer Agreement dated December 21, 2000, profit of T€ 220,098 (PY T€ 157,755) was transferred to DaimlerChrysler Luft- und Raumfahrt Holding AG (Munich/Germany).

Additional information as to the Company's consolidated results of operations

Operating performance has been measured in the past using DaimlerChrysler's key performance indicator Operating Profit. Going forward we will focus on key measures, which are more common in the capital markets. The reconciliation from Income from ordinary activities to Earnings before Interest and Taxes (EBIT) and Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) for the two years ended 31 December is as follows:

in T-Euro	2002	2001
Income from ordinary activities	256,923	140,195
– Interest income	(14,404)	(25,969)
= EBIT	242,519	114,226
+ Depreciation and Amortization	56,724	58,493
= EBITDA	299,243	172,719
+ Expenses related to restructuring	11,283	1,431
= Adjusted EBITDA	310,526	174,150

In the period under review EBITDA has been significantly affected by transactions, which are not related to the Company's operating activities, however do not qualify as extraordinary items according to § 277 (4) HGB. On our operating results we make the following representations:

Due to ongoing losses since its inception in 1998 MTU-Canada has launched a restructuring program in 2002 to down-size its operations. Associated restructuring costs amount to T€ 10,052 (PY T€ 73) and are related to write-off of inventories (T€ 7,575), write-off of receivables (T€ 1,527) and expenses for reduction of personnel (T€ 950).

MTU Aero Engines GmbH recorded expenses of T€ 1,231 (PY T€ 1,358) for reduction of workforce.

These restructuring costs are included in cost of sales (T€ 9,264), selling expenses (T€ 1,700) and general administrative expenses (T€ 319).

Because of the USD/EUR exchange rate movement MTU has reported significant exchange gains and losses, of which T€ 14,044 are attributable to the revaluation of USD cash balances. The latter is disclosed as other operating expenses (T€ 14,044; PY T€ 0) respectively other operating income (T€ 0; PY T€ 9,606).

Other disclosures

Personnel expenses

in T-Euro	2002		2001	
Wages and salaries		402,265		358,803
Social security, welfare and pension cost		97,660		80,076
—of which pension cost	29,890		18,893	
Total personnel expenses		499,925		438,879

Employees

	Number		Number	
	Average for 2002	Dec. 31, 2002	Average for 2001	Dec. 31, 2001
Wage earners	3,804	3,731	3,707	3,833
Salary earners	4,049	4,228	3,466	3,583
Apprentices/trainees	358	417	371	423
Total number of employees	8,211	8,376	7,544	7,839

Cost of materials

in T-Euro	2002	2001
Cost of raw materials	594,037	799,650
Cost of purchased services	717,441	1,017,161
Total cost of materials	1,311,478	1,816,811

Other taxes

in T-Euro	2002		2001	
Expenses for other taxes		1,228		559
—of which not relating to the period under review	26		33	

Order intake

	2002		2001	
	in M-Euro	%	in M-Euro	%
Business Unit				
Commercial aero engine programs	1,233	55.72	1,273	57.52
Military aero engine programs	274	12.38	303	13.69
Commercial maintenance, repair and overhaul	706	31.90	637	28.79
Total order intake	2,213	100.00	2,213	100.00

Related party transactions

Receivables from related and associated companies

in T-Euro	2002	2001
Turbo Union Ltd.	35,701	22,628
EUROJET Turbo GmbH	15,967	19,650
MTU Maintenance Zhuhai Co. Ltd.	1,260	1,244
MTU-Turbomeca Rolls-Royce GmbH	533	0
ATENA Gesellschaft für Engineering Services mbH	0	6,675
Vericor Power Systems L.L.C	0	452
Aero Propulsion Alliance GmbH	0	17
Total receivables from related and associated companies	53,461	50,666

Payables to related and associated companies

in T-Euro	2002	2001
IAE International Aero Engines AG	44,838	61,093
Pratt & Whitney Canada Customer Service Centre Europe GmbH	477	23,094
MTU-Turbomeca Rolls-Royce GmbH	0	168
Sulzer-MTU Casting Technology GmbH	0	51
Total payables to related and associated companies	45,315	84,406

Receivables from related and associated parties mainly result from operating activities.

Transactions with DaimlerChrysler and its affiliates

MTU participates in the DaimlerChrysler cash pooling system. Other transactions with DaimlerChrysler companies are not material. MTU receives and performs services from and for DaimlerChrysler and its affiliates, including administrative, data processing, personnel administration, maintenance, security, financial and legal services.

List of investments

The main investments in affiliated and associated companies at December 31, 2002 were as follows:

Name, registered office	Share-holding (%)	Equity Dec. 31. 2002 in T-Euro	Result 2002 in T-Euro
Affiliated companies			
MTU München Unterstützungskasse GmbH, Munich	100.0	6,985	(693)
DaimlerChrysler "Retura" Vermögensverwaltungsgesellschaft mbH, Stuttgart	49.0	473,165	6,138
MTU Maintenance Malaysia Sdn. Bhd., Shah Alam(1)	100.0	101	138
Associated companies			
MTU Maintenance Zhuhai Co. Ltd., Zhuhai(1)	50.0	52,211	(7,660)
Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde(2)	50.0	10,226	0

(1) *Equity translated at closing rate on December 31, 2002. Result translated at average exchange rate for 2002.*

(2) *Result after profit transfer of T€ 100.*

Publication of individual company financial statements

The individual company financial statements of German companies with profit and loss transfer agreements included in MTU's consolidated financial statements have not been published for 2002 in accordance with § 264 (3) HGB.

Representative bodies of the Company

Remuneration of the members of the Executive Management (Geschäftsführung) of MTU Aero Engines GmbH amounted to T€ 1,923. Remuneration of the Supervisory Board amounted to T€ 84. Remuneration of former members of the Executive Management and their surviving dependants amounted to T€ 683. Pension obligations to former members of the Executive Management and their surviving dependants amount to T€ 7,156 (included in accrued pension liabilities).

Members of the Executive Management (Geschäftsführung):

Dr. Klaus Steffens (Chief Executive Officer)	Munich, Germany
Dr. Dirk Lück (until October 31, 2002) (Human Resources)	Munich, Germany
Dr. Rudolf Müller (from November 1, 2002) (Human Resources)	Munich, Germany
Dr. Michael Süß (Operations)	Munich, Germany
Reiner Winkler (Finance)	Munich, Germany

Members of the Supervisory Board:

Dr. rer. pol. Manfred Bischoff (President) . . . . Member of the Managing Board of DaimlerChrysler AG	Starnberg, Germany
Günter Sroka (Vice President)(*) (from August 1, 2002) . . . . Chairman of the Works Council of MTU Aero Engines GmbH	Dachau, Germany
Herbert Schmid (Vice President) * (until July 31, 2002) . . . . President of the Works Council of MTU Aero Engines GmbH	Dachau, Germany
Harald Flassbeck(*) . . . . Representative of IG Metall Verwaltungsstelle Munich	Unterhaching, Germany
Werner Heinzmann (until August 8, 2002) . . . . former member of the Managing Board of DaimlerChrysler Aerospace AG	Friedrichshafen, Germany
Herbert Kauffmann (from August 8, 2002) . . . . Head of Group Accounting/Controlling of DaimlerChrysler AG	Stuttgart, Germany
Michael Keller(*) (from January 1, 2002) . . . . Qualified engineer (university of applied sciences)	Aindling, Germany
Dr. jur. Hartwig Knitter (until August 8, 2002) . . . . former member of the Managing Board of DaimlerChrysler Aerospace AG	Gmund am Tegernsee, Germany
Dr. Edgar Krökel (from August 8, 2002) . . . . Vice President Mergers & Acquisition of DaimlerChrysler AG	Stuttgart, Germany
Prof. Dr. rer. nat. Walter Kröll . . . . President Helmholz-Gemeinschaft Deutscher Forschungszentren	Cologne, Germany
Josef Mailer(*) . . . . Mechanic for flight engines	Dachau, Germany
Dr. rer. pol. Klaus Mehrens(*) . . . . Regional Head of IG Metall Frankfurt/Main	Frankfurt/Main, Germany
Dr.rer.oec. Wolfgang Piller (until August 8, 2002) . . . . Attorney	Germering, Germany
Karl Trautmann(*) . . . . Vice President of the Works Council of MTU Aero Engines GmbH	Dachau, Germany
Prof. Klaus-Dieter Vöhringer (from August 8, 2002). . . . . Managing board member research & technology of DaimlerChrysler AG	Stuttgart, Germany
Dr. Sigmar Wittig (from August 8, 2002) . . . . Chairmen of the Management Board of DLR Deutsches Zentrum für Luft- und Raumfahrt	Cologne, Germany
Prof. Dr. jur. Joachim Zahn (until August 8, 2002) . . . . Attorney	Munich, Germany

(*) *Employees' representative.*

Munich, January 27, 2004

Dr. Steffens	Dr. Süß	Winkler

INDEPENDENT AUDITORS' REPORT

We have audited the consolidated financial statements and group management report of MTU Aero Engines GmbH, Munich, for the year ended December 31, 2002. The preparation of the consolidated financial statements and group management report in accordance with German commercial law is the responsibility of the Executive Management of the group parent company. Our responsibility is to express an opinion on the consolidated financial statements and the group management report, based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that material misstatements affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with German accounting principles and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the internal control system relating to the accounting system and the evidence supporting the disclosures in the consolidated financial statements and in the group management report are examined primarily on a test basis within the framework of the audit. The audit also includes an assessment of the individual company financial statements included in consolidated financial statements, the scope of the reporting entity, the accounting and consolidation principles used, the significant estimates made by management as well as of the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with German accounting principles. On an overall basis, the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development.

Munich, January 28, 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Höfer	Harrieder
Wirtschaftsprüfer	Wirtschaftsprüfer

Financial Statements

Annual Report 2004
(audited)

prepared in accordance with
German Commercial Code

MTU Aero Engines
Erste Holding GmbH,
Munich

MTU Aero Engines Erste Holding GmbH, Munich

BALANCE SHEET AS OF DECEMBER 31, 2004

in Euro	Notes		As of 31/12/2004	As of 31/12/2003
ASSETS				
Fixed assets				
Financial assets	(1)	273,529,900.00		273,529,900.00
			273,529,900.00	273,529,900.00
Current assets				
Other assets	(2)	36,041.28		26.00
Cash and cash equivalents		12,011.51		25,067.95
			48,052.79	25,093.95
			273,577,952.79	273,554,993.95
EQUITY AND LIABILITIES				
Equity				
Subscribed capital	(3)	2,210,000.00		25,000.00
Capital reserves	(4)	203,745,000.00		201,500,000.00
Accumulated (Loss)/Profit		(2,335,842.99)		69.95
			203,619,157.01	201,525,069.95
Provisions				
Other provisions		11,024.00		24.00
			11,024.00	24.00
Accounts payable				
Other liabilities	(5)	69,947,771.78		72,029,900.00
			69,947,771.78	72,029,900.00
			273,577,952.79	273,554,993.95

MTU Aero Engines Erste Holding GmbH, Munich

INCOME STATEMENT FOR TWELVE MONTHS ENDED DECEMBER 31, 2004

in Euro	*Notes*		**2004**	**2003**
Administrative expenses	(6)		(265,190.25)	(47.47)
Other interest and similar income		188.39		168.85
Other interest and similar expenses		(2,070,911.08)		0.00
Financial result			(2,070,722.69)	168.85
Result of ordinary activities			(2,335,912.94)	**121.38**
Income taxes			0.00	(51.43)
Net loss (-)/profit			(2,335,912.94)	**69.95**
Profit carried forward			69.95	0.00
Accumulated loss (-)/profit	(7)		(2,335,842.99)	**69.95**

MTU Aero Engines Erste Holding GmbH, Munich

TABLE OF FIXED ASSETS

in Euro	Historical costs Jan. 1, 2004	Historical costs Dec. 31, 2004	Book value Dec. 31, 2004	Book value Dec. 31, 2003
Financial assets				
Shares in affiliated companies	273,529,900.00	273,529,900.00	273,529,900.00	273,529,900.00
	273,529,900.00	273,529,900.00	273,529,900.00	273,529,900.00

Notes to the MTU Aero Engines Erste Holding GmbH, Munich, as of 31 December 2004

Basics and Methodology

The financial statements of MTU Aero Engines Erste Holding GmbH, Munich are required by the commercial accounting rules. Notes to the financial statements provide detailed information on balance sheet as well as on income statement items (operational format).

Capitalization and Valuation

MTU Aero Engines Erste Holding GmbH, Munich is a small corporation according to § 267 Abs. 1 HGB (German commercial code). For preparing the financial statements, legal advantages to small corporations have been applied (§§ 274a, 276 and 288 HGB).

Shares in affiliated companies are valued at historical costs.

Other assets as well as cash and cash equivalents are carried at their face value.

Other provisions are valued in accordance with the accounting principle of prudence.

Liabilities are carried at their repayment amounts.

(1) Financial assets

	Share Dec. 31, 2004 %	Equity Dec. 31, 2004 Euro	Income 2004 Euro
MTU Aero Engines Zweite Holding GmbH, Munich	100.00	301,747,840.77	28,222,840.77

(2) Other assets

in Euro	Dec. 31, 2004		Dec. 31, 2003	
Other assets		36,041.28		26.00
—amounts falling due within one year	36,041.28		26.00	

(3) Capital stock

The capital stock has been increased from 25,000.00 Euro to 2,030,000.00 Euro due to a reconciliation of capital reserves (2,005,000.00 Euro). Additionally, a capital contribution of 180,000.00 has been subscribed by Blade Management Beteiligungs GmbH & Co. KG, which results in a total capital stock of 2,210,000.00 Euro.

This company is part of the consolidated financial statements of Blade LUX Holding One S.à.r.l., Luxemburg. Copies of the financial statements are available from the company's headquarters in Luxemburg.

According to § 291 HGB, MTU Aero Engines Erste Holding GmbH, Munich is not required to prepare separate financial statements.

The conversion from German GAAP to IFRS affects capitalization, valuation and consolidation of the following items:

- Derivatives are generally recognized at their fair values.
- Apart from unrealized losses, unrealized gains are shown as well.
- Goodwill is not depreciated on a regular basis.
- Inventories are carried at full costs.
- Sales are deferred according to percentage-of-completion-method.
- Deferred taxes are valued according to the balance approach.

Profit shown on the balance sheet includes profit brought forward from the previous year of 69.95 Euro.

(4) Capital reserves

According to § 272 Abs. 2 Nr. 4 HGB, capital reserves of 2,005,000.00 Euro were reconciled to capital stock. At the same time, a share premium of 4,250,000.00 paid by Blade Management Beteiligungs GmbH & Co. KG increased capital reserves.

(5) Other liabilities

in Euro	Dec. 31, 2004		Dec. 31, 2003	
Liabilities to affiliated companies		69,695,651.02		72,029,900.00
of which				
—amounts falling due within one year	55,651.02		29,900.00	
—amounts falling due within one to five years	69,640,000.00		72,000,000.00	
Other liabilities		252,120.76		0.00
of which				
—amounts falling due within one year	252,120.76		0.00	
Remaining liabilities		69,947,771.78		72,029,900.00
of which				
—amounts falling due within one year	307,771.78		29,900.00	
—amounts falling due within one to five years	69,640,000.00		72,000,000.00	

(6) General administrative expenses

General administrative expenses primarily include legal and consulting fees and assurance expenses.

(7) Application of results for the year

Losses on the balance sheet will be carried forward to the succeeding year.

Executive

Management board	Johannes Huth, London Managing Director, KKR & Co. Ltd., London	(until April 22, 2004)
	Bernd Kessler, Strasslach Executive Vice President Commercial Maintenance, Repair, Overhaul MTU Aero Engines GmbH, Munich	(since August 1, 2004)
	Udo Stark, München Chief Executive Officer (Chairman) MTU Aero Engines GmbH, Munich (since 1 January 2005)	(since January 1, 2005)
	Dr. Klaus Steffens, Bernried Chief Executive Officer (Chairman) MTU Aero Engines GmbH, Munich (until 31 December 2004)	(from April 22, 2004 to December 31, 2004)
	Dr. Michael Süß, Starnberg Chief Operating Officer MTU Aero Engines GmbH, Munich	(since April 22, 2004)
	Reiner Winkler, Riemerling Chief Financial Officer MTU Aero Engines GmbH, Munich	(since April 22, 2004)

Munich, Febuary 2, 2005

Management board

Udo Stark Bernd Kessler Dr. Michael Süß Reiner Winkler

Auditors' report

Independent auditors' report for fiscal year 2004

The following auditors' report (*Bestätigungsvermerk*) was issued in the German language in accordance with § 322 HGB (German Commercial Code) on the Financial Statements 2004 which were prepared under German GAAP in the German language.

INDEPENDENT AUDITORS' REPORT

We have audited the annual financial statements, together with the bookkeeping system, and the financial statements prepared by the MTU Aero Engines Erste Holding GmbH (former: Blade Erste Holding GmbH), Munich, for the business year from 1 January to 31 December 2004. The maintenance of the books and records and the preparation of the annual financial statements in accordance with German commercial law are the responsibility of the Company's legal representatives. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, based on our audit.

We conducted our audit of the annual financial statements by appropriate application of § 317 HGB ["Handelsgesetzbuch": "German Commercial Code"] in compliance with German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer. Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with [German] principles of proper accounting are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the legal representatives, as well as evaluating the overall presentation of the annual financial statements. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of MTU Aero Engines Erste Holding GmbH (former: Blade Erste Holding GmbH), Munich, in accordance with [German] principles of proper accounting.

Munich, 3 February 2005

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Signed: Müller	Signed: Dr Reitmayr
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

Terms in brackets indicate changes to the original version in the German language resulting from translation.

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Glossary

Advanced Turbo Fan Integrator (ATFI)

Propulsion concept for future aircraft with a reduction gearbox between the low-pressure turbine and the fan. The concept allows to reduce the number of components and correspondingly lower production & maintenance costs.

Blisk

The term "blisk" is an acronym composed of the words "blade" and "disk". A blisk is an integrally bladed rotor disk, meaning that blade roots and blade locating slots are no longer required. Major advantages: the disk shape can be optimized for low rim loads and the component weight is reduced.

CLEAN

CLEAN stands for Component Validator for Environmentally-friendly Aero Engines. This technology program, funded by the EU, is aimed at developing environmentally-friendly, new engine concepts. In this context, both a reduction gearbox between the low-pressure turbine and fan and a heat-exchanger is used. The digital engine control unit (DECU) and digital engine monitoring unit (DEMU) fulfill the functions of governing the operating parameters, protect the engine from damage and monitor the various engine and regulator systems. Therefore, the life costs are reduced for the engine, and flight safety is increased.

Compressor

The compressor consists of a series of bladed disks, arranged one behind the other, which rotate very rapidly between stators. Large volumes of air are ingested and compressed before being ducted to the combustion chamber. In order to achieve a compression ratio in excess of 30:1 in present-day engines, two different types of compressors are used sequentially: the low-pressure and the high-pressure compressors. These compressors are propelled at significantly differing speeds via concentric shafts from the corresponding turbines.

Fan

Present-day commercial aircraft are propelled by dual-circuit engines. The air drawn in is divided into two partial flows. One part is guided through the core of the engine (compressor, combustion chamber, turbine), whereas the majority of it is a cold, so-called bypass flow which envelopes the engine as such. The large, first rotor of the engine, which accelerates the bypass flow, is called the fan. The front view of an engine shows the fan.

High pressure turbine

See Turbine.

High pressure compressor

See Compressor.

Industrial gas turbine

The operating principle of an industrial gas turbine is essentially the same as that of an aero engine. However, a so-called power turbine is used in place of the low-pressure turbine of an aero engine which drives the fan. This power turbine delivers the necessary power—directly or via a gearbox—to a generator

or pump, etc. Nearly all industrial gas turbines of the lower and intermediate power classes are aero engine derivatives.

Narrowbody aircraft

Commercial aircraft with approximately 100-220 seats.

Low pressure turbine

See Turbine.

Low pressure compressor

See Compressor.

Original Equipment Manufacturer (OEM)

Manufacturer of engines.

Risk and Revenue Sharing Partnership (RRSP)

Alliance for the development and production of commercial aero engines. In RRSPs, alliance members, including the manufacturers of modules and components fund a proportion of the development and production costs for a given engine program, and in return receive a share in the revenues from the sale of engines and spares. In general, RRSPs are negotiated for a specific engine platform and are operated for the life of the engine platform. Whereas OEMs command the largest share in RRSPs, manufacturers of engine modules typically have program shares of 5-30% (depending on the technology provided). Normally, the manufacturers of components have a substantially lower share in programs (less than 10%).

Thrust category

Jet engines are broadly divided into three different thrust categories. The lower category extends to approximately 20,000 pounds thrust, the middle category is 20,000 pounds to approximately 50,000 pounds, and the upper category covers engines above 50,000 pounds thrust.

Turbine

In the turbine, the energy which is inherent in the gases emerging at high pressure and high velocity from the combustion chamber is transformed into mechanical energy. The turbine is divided into two sections (as is the compressor): high-pressure and low-pressure sections. The turbine is connected directly by the corresponding shaft to the corresponding compressor.

Turbo-fan

In dual-circuit turbo-fan engines, only a small proportion of the thrust is obtained from the inner circuit consisting of the compressor, combustion chamber and turbine. The majority of thrust is generated by the outer circuit consisting of the low-pressure turbine and fan.

This fan propels large masses of air rearwards which envelop the engine in the same way as an envelope. This also reduces engine noise. With increasing bypass ratio, i.e. ratio between airflow of the outer and inner circuits, operating cost, emissions and noise are reduced.

Recent Business Developments and Outlook

Against the background of the present economic environment in the aerospace industry, we believe that we will increase our revenues, earnings and operating cash flow in the first half of the current fiscal year compared to the corresponding period in the previous fiscal year.

All of our business divisions contributed to the positive development in revenues in the first quarter of fiscal-year 2005. Our Commercial MRO Business contributed the greatest increase in revenues with an increase of approximately 30% compared to the corresponding period in the previous year and a share of approximately 33% in total Group revenues (before consolidation adjustments). Our reported EBITDA amounted to approximately € 63 million in the first quarter of fiscal 2005 (adjusted EBITDA approximately €71 million). In addition to the increase in revenues, these results are attributable in particular to the successful implementation of re-structuring programs.

As a measure to focus on its core activities, our operating subsidiary, MTU Aero Engines GmbH, entered into a sale and purchase agreement on May 17, 2005 regarding the sale of all shares in its subsidiary ATENA Engineering GmbH to Assystem Brime Deutschland GmbH. The sale and purchase agreement is subject to approval by the relevant antitrust authority.

Our order backlog amounted to €3,582.3 million as of March 31, 2005, compared to €3,408.3 million as of December 31, 2004. Although only limited conclusions as to the future development of our revenues may be drawn on the basis of order intake figures (see "Management's Discussion and Analysis of Financial Condition and Results of Operations"), we expect to achieve the commercial goals we set for the fiscal year and thereby to increase our revenues and EBITDA compared to the previous year.

In our Commercial Business, we anticipate marked growth in new engine sales, which we expect to be attributable in particular to the V2500 (A320 family). In our Military Business, we anticipate an increase in revenues compared to the previous year based on high production levels of EJ200 and MTR390. Should the increases in passenger and freight air traffic be sustained for the remainder of the current fiscal year, we then anticipate a marked increase in revenues in our Commercial MRO Business and further positive earnings development resulting from a higher amount of maintenance activities and the measures implemented in previous years.

Munich, May 2005 MTU Aero Engines Holding AG

(This page has been left blank intentionally.)

MTU
Aero Engines

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary describes certain United States federal income tax consequences of the purchase, ownership and disposition of the shares as of the date hereof. This discussion is applicable to United States Holders (as defined below) (i) who are residents of the United States for purposes of the income tax treaty between the United States and Germany currently in effect (the "Treaty"), (ii) whose shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in Germany and (iii) who otherwise qualify for the full benefits of the Treaty. Except where noted, this discussion deals only with United States Holders that hold the shares as capital assets. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

1. a bank;
2. a dealer in securities or currencies;
3. a financial institution;
4. a regulated investment company;
5. a real estate investment trust;
6. an insurance company;
7. a tax-exempt organization;
8. a person holding the shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
9. a trader in securities that has elected the mark-to-market method of accounting for your securities;
10. a person liable for alternative minimum tax;
11. a person who owns 10% or more of our voting stock;
12. an investor in a pass-through entity; or
13. a person whose "functional currency" is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. If you are considering the purchase, ownership or disposition of the shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

As used herein, "United States Holder" means a holder of the shares that is for United States federal income tax purposes:

1. an individual citizen or resident of the United States;
2. a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
3. an estate the income of which is subject to United States federal income taxation regardless of its source; or
4. a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If a partnership holds the shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the shares, you should consult your tax advisors.

Taxation of dividends

Distributions on the shares (including amounts withheld to reflect German withholding taxes) will be taxable as dividends to the extent paid out of the Company's current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income (subject to a reduced rate of taxation for certain non-corporate holders, as described below) on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction otherwise allowed to corporations in respect of dividends received from domestic corporations.

With respect to non-corporate holders, certain dividends received before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation (currently 15%). A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of the Treaty, and the Company believes it is eligible for the benefits of the Treaty. However, non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as "investment income" pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate holders should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

The amount of any dividend paid in euro will equal the United States dollar value of the euro received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you, regardless of whether the euros are converted into United States dollars. If the euros received as a dividend are not converted into United States dollars on the date of receipt, you will have a basis in the euros equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the euros will be treated as ordinary income or loss.

The maximum rate of withholding tax on dividends pursuant to the Treaty is 15%. You may be required to properly demonstrate to us and the German tax authorities your entitlement to the reduced rate of withholding under the Treaty. German withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the shares will be treated as income from sources outside the United States and will generally constitute "passive income" or, in the case of certain United States Holders, "financial services income." Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed US$300 (US$600 in the case of a joint return). Further, in certain circumstances, if you:

1. have held the shares for less than a specified minimum period during which you are not protected from risk of loss, or

2. are obligated to make payments related to the dividends,

you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds the Company's current and accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in the shares (thereby increasing the amount of gain, or decreasing the amount of loss, you will recognize on a subsequent disposition of the shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of the current and accumulated earnings and profits would generally not give rise to foreign source income, and you would generally not be able to use the foreign tax credit arising from any German withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

Passive foreign investment company

The Company does not believe that, for United States federal income tax purposes, it is a "passive foreign investment company" (a "PFIC"), and expects to operate in such a manner so as not to become a PFIC. If, however, the Company were or were to become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

Taxation of capital gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of the shares in an amount equal to the difference between the U.S. dollar value of the amount realized for the shares and your basis, determined in U.S. dollars, in the shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.

Information reporting and backup withholding

In general, information reporting will apply to dividends (including distributions of interest on shareholders' equity) in respect of the shares and the proceeds from the sale, exchange or redemption of the shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

(This page has been left blank intentionally.)

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this offering circular. You must not rely on any unauthorized information or representations. This offering circular is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this offering circular is current only as of its date.

TABLE OF CONTENTS

U.S. Supplement

MTU Aero Engines Holding AG

Up to 31,000,000 Ordinary Shares (ordinary registered shares, with no par value)

MTU Aero Engines

UBS Securities LLC

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

37

MTU Aero Engines

RECEIVED

2005 AUG 24 P 9:03

FICE OF INTERNATIONAL
CORPORATE FINANCE

MTU Aero Engines Holding AG, München
Unvollständiger Verkaufsprospekt

UNVOLLSTÄNDIGER VERKAUFSPROSPEKT

für

**bis zu 15.000.000 auf den Namen lautende Stammaktien
ohne Nennbetrag (Stückaktien)**

aus der voraussichtlich am 30. Mai 2005 von der außerordentlichen Hauptversammlung zu beschließenden Kapitalerhöhung gegen Bareinlagen

und für

**bis zu 16.000.000 auf den Namen lautende Stammaktien
ohne Nennbetrag (Stückaktien)**

aus dem Eigentum der abgebenden Aktionärin

sowie für

**bis zu 4.650.000 auf den Namen lautende Stammaktien
ohne Nennbetrag (Stückaktien)**

aus dem Eigentum der abgebenden Aktionärin im Hinblick auf eine eventuelle Mehrzuteilung

jeweils mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 je Stückaktie und mit voller Gewinnanteilberechtigung ab dem 1. Januar 2005

der

MTU Aero Engines Holding AG
München

International Securities Identification Number (ISIN): DE000A0D9PT0
Wertpapier-Kenn-Nummer (WKN): A0D 9PT
Common Code: 021997102

23. Mai 2005

Joint Bookrunners

UBS Investment Bank **Deutsche Bank** **Goldman, Sachs & Co. oHG**

Co-Lead Managers

Cazenove
Commerzbank Corporates & Markets
HVB Corporates & Markets

Co-Managers

BNP PARIBAS
Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien

[Diese Seite wurde absichtlich freigelassen]

Inhaltsverzeichnis

Allgemeine Informationen

VERANTWORTLICHKEIT FÜR DEN INHALT DES PROSPEKTS

Die MTU Aero Engines Holding AG (nachfolgend auch die "Gesellschaft" und gemeinsam mit ihren konsolidierten unmittelbaren und mittelbaren Beteiligungsgesellschaften "MTU", "MTU Aero Engines", "MTU Aero Engines-Gruppe" oder die "Gruppe" genannt), die UBS Limited, London ("UBS"), die Deutsche Bank Aktiengesellschaft, Frankfurt am Main, ("Deutsche Bank") und die Goldman, Sachs & Co. oHG, Frankfurt am Main, ("Goldman Sachs", zusammen mit UBS und Deutsche Bank die "Joint Bookrunners" genannt) und Bayerische Hypo- und Vereinsbank AG, München, JPMorgan Cazenove Limited, London, Commerzbank Aktiengesellschaft, Frankfurt am Main, BNP Paribas Arbitrage SNC, Paris, und Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien, Köln, (zusammen mit den Joint Bookrunners die "Konsortialbanken" genannt) übernehmen gemäß § 13 Wertpapier-Verkaufsprospektgesetz i.V.m. §§ 44 ff. Börsengesetz die Verantwortung für den Inhalt dieses Unvollständigen Verkaufsprospekts (der "Prospekt") und erklären hiermit, dass ihres Wissens die Angaben in diesem Prospekt richtig und keine wesentlichen Umstände ausgelassen worden sind.

ERKLÄRUNG ÜBER DIE EINHALTUNG DER GOING PUBLIC-GRUNDSÄTZE

Die von der Deutsche Börse AG herausgegebenen Going Public-Grundsätze in der Fassung vom 1. August 2004 wurden bei der Erstellung des Prospekts mit Ausnahme von Abschnitt 4.1.2 Satz 1 beachtet. Die Risikofaktoren sind in diesem Prospekt nach Sachbereichen kategorisiert. In Abweichung von 4.1.2 der Going-Public-Grundsätze sind weder die Sachbereiche noch die unter den einzelnen Sachbereichen dargestellten Risikofaktoren nach dem Ausmaß ihrer möglichen wirtschaftlichen Auswirkungen auf den Emittenten im Fall ihrer Realisierung dargestellt.

EINSICHTNAHME IN UNTERLAGEN

Die in diesem Prospekt erwähnten, die Gesellschaft betreffenden Unterlagen können während der üblichen Geschäftszeiten bei der Gesellschaft, Dachauer Str. 665, 80995 München, und in den Geschäftsräumen der UBS, c/o UBS Investment Bank AG, Stephanstrasse 14-16, 60313 Frankfurt am Main, den Geschäftsräumen der Deutsche Bank, Taunusanlage 12, 60325 Frankfurt am Main, sowie in den Geschäftsräumen von Goldman Sachs, MesseTurm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, eingesehen werden. Künftige Geschäftsberichte und Zwischenberichte der Gesellschaft werden bei der Gesellschaft und der in diesem Prospekt genannten Zahlstelle (siehe "*Allgemeine Angaben über die MTU Aero Engines Holding AG—Bekanntmachungen, Zahl- und Hinterlegungsstelle*") erhältlich sein.

GEGENSTAND DES PROSPEKTS

Gegenstand dieses Prospekts ist das Angebot (nachfolgend das "Angebot") von insgesamt bis zu 35,65 Mio. auf den Namen lautenden Stammaktien ohne Nennbetrag (Stückaktien) der Gesellschaft mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 je Stückaktie und mit voller Gewinnanteilberechtigung ab dem 1. Januar 2005, und zwar

- bis zu 15,0 Mio. Aktien (im Folgenden auch die "Neuen Aktien") aus der voraussichtlich am 30. Mai 2005 von der außerordentlichen Hauptversammlung zu beschließenden Kapitalerhöhung der Gesellschaft gegen Bareinlagen (nachfolgend die "Kapitalerhöhung"),
- bis zu 16,0 Mio. Aktien aus dem Eigentum der Blade Lux Holding Two S.à r.l. (im Folgenden die "Blade Lux Holding Two" oder die "abgebende Aktionärin") sowie
- bis zu 4,65 Mio. Aktien aus dem Eigentum der abgebenden Aktionärin im Hinblick auf eine eventuelle Mehrzuteilung ("Mehrzuteilung").

Die bis zu 16,0 Mio. Aktien aus dem Eigentum der abgebenden Aktionärin sowie die bis zu 4,65 Mio. Aktien aus dem Eigentum der abgebenden Aktionärin im Hinblick auf eine eventuelle Mehrzuteilungsoption werden nachfolgend zusammen auch als die "Altaktien" bezeichnet (die Neuen Aktien und die Altaktien nachfolgend zusammen auch die "Angebotenen Aktien").

HINWEIS ZU DEN FINANZANGABEN

Die in diesem Prospekt enthaltenen Konzernfinanzangaben sind—soweit nicht ausdrücklich auf etwas anderes hingewiesen wird—in Übereinstimmung mit den Rechnungslegungsvorschriften der International Financial Reporting Standards ("IFRS") dargestellt. Der geprüfte Konzernabschluss der Gesellschaft für das Geschäftsjahr zum 31. Dezember 2004 wurde in Übereinstimmung mit den IFRS erstellt und ist in diesem Prospekt beginnend mit der Seite F-17 abgedruckt. Die ungeprüften IFRS-Konzernfinanzangaben für die Geschäftsjahre zum 31. Dezember 2002 und zum 31. Dezember 2003 wurden auf Grundlage der geprüften Konzernabschlüsse der MTU Aero Engines GmbH erstellt; diese wurden nach deutschen handelsrechtlichen Vorschriften ("HGB") erstellt und sind in diesem Prospekt beginnend mit der Seite F-83 abgedruckt. Die ungeprüften IFRS-Konzernfinanzangaben enthalten lediglich Angaben zu den Gewinn- und Verlustrechnungen, Bilanzen, Cash-Flow-Rechnungen und Eigenkapitalveränderungs-Rechnungen.

Der geprüfte Einzelabschluss der Gesellschaft für das Geschäftsjahr zum 31. Dezember 2004 wurde nach HGB erstellt und ist in diesem Prospekt beginnend mit der Seite F-135 abgedruckt.

Soweit nicht ausdrücklich anders angegeben, beruht die Darstellung der Ergebnisse der Gesellschaft ausschließlich auf Finanzangaben nach IFRS.

Die MTU Aero Engines Holding AG ist die Obergesellschaft der MTU Aero Engines-Gruppe und nimmt im wesentlichen Funktionen einer Holdinggesellschaft wahr. Die MTU Aero Engines Holding AG wurde ursprünglich als Vorratsgesellschaft ohne eigenen Geschäftsbetrieb gegründet. Das operative Geschäft wird von der MTU Aero Engines GmbH (mittelbare Tochtergesellschaft der MTU Aero Engines Holding AG), sowie zahlreichen in- und ausländischen Tochtergesellschaften getätigt.

Die in diesem Prospekt enthaltenen Konzernfinanzangaben betreffen das operative Geschäft der MTU Aero Engines GmbH. Während der in diesem Prospekt dargestellten Zeiträume war dieses operative Geschäft in den Konzernabschlüssen der nachfolgend aufgeführten Gesellschaften konsolidiert:

- MTU Aero Engines GmbH zum 31. Dezember 2004 und für die Geschäftsjahre zum 31. Dezember 2003 und 2002;
- MTU Aero Engines Erste Holding GmbH (die Gesellschaft, die im Zusammenhang mit dem Angebot im Mai 2005 in eine Aktiengesellschaft umgewandelt und in MTU Aero Engines Holding AG umbenannt wurde) zum 1. Januar 2004 und für das Geschäftsjahr zum 31. Dezember 2004 sowie für den Drei-Monatszeitraum zum 31. März 2005.

Soweit nicht ausdrücklich anders angegeben, sind Bezugnahmen auf die Finanzangaben der MTU Aero Engines-Gruppe Bezugnahmen auf das operative Geschäft so wie es nach Maßgabe des vorstehenden Absatzes während des maßgeblichen Zeitraums konsolidiert wurde.

Am 1. Januar 2005 wurde die MTU Aero Engines GmbH von von KKR verwalteten Fonds über die MTU Aero Engines Erste Holding GmbH von zwei Tochtergesellschaften von der DaimlerChrysler AG erworben (die „Akquisition"). Die Akquisition wurde durch die MTU Aero Engines Erste Holding GmbH (die Gesellschaft, die im Zusammenhang mit dem Angebot im Mai 2005 in eine Aktiengesellschaft umgewandelt und in MTU Aero Engines Holding AG umbenannt wurde) gemeinsam mit bzw. über unmittelbare und mittelbare Tochter- und Beteiligungsgesellschaften durchgeführt. Die Fremdkapitalaufnahme im Zusammenhang mit der Akquisition fand auch über diese unmittelbaren und mittelbaren Tochter- und Beteiligungsgesellschaften statt, und sind dementsprechend für die maßgeblichen Zeiträume in den Konzernfinanzangaben der Gesellschaft enthalten. Siehe "*Allgemeine Angaben über die MTU Aero Engines Holding AG—Unternehmensgeschichte*".

Aus diesem Grund wurde die Vermögens-, Finanz- und Ertragslage der Gesellschaft 2004 von bestimmten Faktoren beeinflusst, die in früheren Berichtsperioden keine Auswirkungen auf die Ergebnisse hatten. Insbesondere das Purchase Accounting (siehe "—Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Wichtige Bilanzierungs- und Bewertungsmethoden—Grundsätze zur Bilanzierung von Unternehmenserwerben") wirkte sich auf die Ergebnisse der Gesellschaft aus und die Verschuldung der Gesellschaft war im Jahr 2004 bedeutend höher, da in Verbindung mit der Akquisition erhebliche Schulden

aufgenommen wurden. Die Ergebnisse der Gesellschaft in den Zeiträumen vor der Akquisition sind daher möglicherweise nicht mit den Ergebnissen aus 2004 und zukünftigen Ergebnissen vergleichbar.

Zur Gewährleistung der Vergleichbarkeit sind in diesem Prospekt auch angepasste Finanzangaben für das Geschäftsjahr zum 31. Dezember 2004, sowie die Drei-Monatszeiträume zum 31. März 2004 und 31. März 2005 enthalten, um die Effekte des IFRS Purchase Accounting zu eliminieren. Siehe "*Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Einflußfaktoren auf die Ertragslage der Gesellschaft—Die Akquisition*".

Zwischen IFRS und den in den Vereinigten Staaten von Amerika allgemein anerkannten Rechnungslegungsgrundsätzen ("US GAAP") bestehen Unterschiede. Für eine Beschreibung bestimmter Unterschiede zwischen IFRS und US-GAAP siehe "*Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage —Zusammenfassung bestimmter Unterschiede zwischen IFRS and US-GAAP.*"

Die ungeprüften konsolidierten IFRS Finanzinformationen für die jeweils am 31. Dezember endenden Jahre 2002 und 2003 wurden so aufbereitet, dass sie dieselben IFRS Rechnungslegungsgrundsätze aufweisen, wie sie für die konsolidierten Finanzinformationen der MTU Aero Engines Erste Holding GmbH für das Geschäftsjahr 2004 angewendet wurden, mit Ausnahme der Rechnungslegungsanwendung für Pensionsverbindlichkeiten.

ZUKUNFTSGERICHTETE AUSSAGEN

Dieser Prospekt enthält in die Zukunft gerichtete Aussagen. In die Zukunft gerichtete Aussagen sind alle Aussagen in diesem Prospekt, die sich nicht auf historische Tatsachen und Ereignisse beziehen. Dies gilt insbesondere für Aussagen in den Kapiteln "*Zusammenfassung des Prospekts*", "*Risikofaktoren*", "*Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage*", "*Angaben über die Geschäftstätigkeit*" und "*Angaben über den jüngsten Geschäftsgang und die Geschäftsaussichten*" und überall dort, wo der Prospekt Angaben enthält über die zukünftige finanzielle Ertragsfähigkeit, Pläne und Erwartungen in Bezug auf das Geschäft von MTU Aero Engines Holding AG, über Wachstum und Profitabilität sowie über wirtschaftliche Rahmenbedingungen, denen MTU Aero Engines Holding AG ausgesetzt ist. Angaben unter Verwendung der Worte "sollen", "dürfen", "werden", "glaubt", "geht davon aus", "erwartet", "schätzt", "plant", "beabsichtigt", "ist der Ansicht", "nach Kenntnis", "nach Einschätzung" oder ähnliche Formulierungen deuten auf solche Aussagen hin. Die in die Zukunft gerichteten Aussagen basieren auf der gegenwärtigen, nach bestem Wissen vorgenommenen Einschätzung durch die Gesellschaft. Solche in die Zukunft gerichteten Aussagen basieren auf Annahmen und gegenwärtigen Faktoren und unterliegen Risiken und Ungewissheiten, deren Eintritt bzw. Nichteintritt dazu führen kann, dass die tatsächlichen Ergebnisse, die Finanzlage und die Profitabilität der MTU Aero Engines Holding AG wesentlich von denjenigen abweichen oder negativer ausfallen als diejenigen, die in diesen Aussagen ausdrücklich oder implizit angenommen oder beschrieben werden. Deshalb sollten unbedingt die Kapitel "*Risikofaktoren*", "*Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage*", "*Angaben über die Geschäftstätigkeit*" und "*Angaben über den jüngsten Geschäftsgang und die Geschäftsaussichten*" gelesen werden, die eine ausführlichere Darstellung derjenigen Faktoren enthalten, die Einfluss auf die Geschäftsentwicklung der Gesellschaft und auf den Industriezweig, in dem die Gesellschaft tätig ist, nehmen können.

In Anbetracht der Risiken, Ungewissheiten und Annahmen können die in diesem Prospekt in Bezug genommenen zukünftigen Ereignisse auch nicht eintreten. Entsprechendes gilt für die in diesem Prospekt wiedergegebenen zukunftsgerichteten Aussagen und Prognosen aus Studien Dritter (siehe auch "*—Hinweis zu Quellen der Branchen-, Markt- und Kundendaten sowie zu weiteren Zahlenangaben*").

Weder die Gesellschaft noch ihre Geschäftsleitung können daher für die zukünftige Richtigkeit der in diesem Prospekt enthaltenen Aussagen oder den tatsächlichen Eintritt der prognostizierten Entwicklungen eintreten. Im Übrigen wird darauf hingewiesen, dass weder die Gesellschaft noch die Konsortialbanken die Verpflichtung übernehmen, über gesetzliche Erfordernisse hinaus derartige in die Zukunft gerichtete Aussagen fortzuschreiben und an zukünftige Ereignisse oder Entwicklungen anzupassen.

HINWEIS ZU QUELLEN DER BRANCHEN-, MARKT- UND KUNDENDATEN SOWIE ZU WEITEREN ZAHLENANGABEN

Sämtliche Zahlenangaben zu Marktanteilen, Wachstumsraten und zu (nicht ausschließlich MTU Aero Engines Holding AG betreffenden) Umsätzen und dem Absatz von Mengen für Produkte und Dienstleistungen in diesem Prospekt beruhen auf öffentlich zugänglichen Quellen, insbesondere Studien Dritter oder auf Schätzungen der Gesellschaft, denen wiederum zumeist veröffentlichte Daten oder Zahlenangaben aus öffentlich zugänglichen Quellen zugrunde liegen.

Die Gesellschaft zitiert beispielsweise Marktdaten aus verschiedenen Studien, wie zum Beispiel Daten über den Markt für zivile Flugzeuge und Flugzeugtriebwerke von Airclaims Limited, Cardinal Point, Newall Road, Heathrow Airport, London, TW6 2AS, Vereinigtes Königreich, (Stand der Daten: März 2004) (nachfolgend "*Airclaims*"), von The Airline Monitor, 535 Fifth Avenue, Suite 905, New York, NY, USA, (Stand der Daten: Januar 2005) (nachfolgend "*Airline Monitor*"), von IATA-International Air Transport Association, 800 Place Victoria PO Box 113, Montreal H4Z 1M1, Kanada, (Stand der Daten: November 2004, sowie bei Pressemitteilungen wie angegeben) (nachfolgend "IATA") und von AeroStrategy Ltd., Bridge House, Station Approach, Great Meddenden, Buckinghamshire, HP16 9AZ, Vereinigtes Königreich, (Stand der Daten: 31. Dezember 2004) (nachfolgend "*AeroStrategy*").

Die Gesellschaft hat die Zahlenangaben, Marktdaten und sonstigen Informationen, die Dritte ihren Studien zugrunde gelegt haben, nicht verifiziert. Die Gesellschaft kann daher keine Verantwortung für die Richtigkeit der in diesem Prospekt dargestellten Angaben aus Studien Dritter zu Marktanteilen, Wachstumsraten und (nicht MTU Aero Engines Holding AG betreffenden) Umsätzen übernehmen.

Ein Glossar mit den verwendeten Fachbegriffen und Abkürzungen befindet sich am Ende des Prospekts.

Zusammenfassung des Prospekts

Die folgende Zusammenfassung wird durch die an anderer Stelle in diesem Prospekt wiedergegebenen Informationen und durch die Angaben im Finanzteil und im Kapitel "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage" dieses Prospekts ergänzt und ist in Zusammenhang mit diesen weiteren Informationen zu lesen. Diese Zusammenfassung enthält nicht alle für den Anleger wichtigen Informationen. Anleger sollten daher den gesamten Prospekt aufmerksam lesen. Im Hinblick auf bestimmte Erwägungen, die für die Investition in die Aktien der MTU Aero Engines Holding AG relevant sind, wird auf den Abschnitt "Risikofaktoren" verwiesen. Ein Glossar mit den verwendeten Fachbegriffen und Abkürzungen befindet sich am Ende des Prospekts.

MTU AERO ENGINES HOLDING AG

MTU Aero Engines ist gemessen am Umsatz einer der weltweit größten Hersteller von Triebwerksmodulen und -komponenten und führender unabhängiger Anbieter von Instandhaltungsdienstleistungen für zivile Flugzeugtriebwerke. Darüber hinaus fertigt MTU Aero Engines Module und Komponenten für bedeutende militärische Triebwerksprogramme in Europa und ist, durch ihre Beteiligung an Allianzen zur Herstellung militärischer Triebwerke, Zulieferer für nahezu alle von der Bundeswehr eingesetzten militärischen Triebwerke. Außerdem erbringt MTU Aero Engines für die Bundeswehr spezialisierte Instandhaltungs- und Wartungsdienstleistungen für Triebwerke. Die Produkte von MTU Aero Engines für die zivile Luftfahrt sind in Anwendungen für nahezu alle Schub- und Leistungsklassen zu finden, von Großraumflugzeugen wie dem neuen Airbus A380 und der Boeing 747 über große Passagierflugzeuge wie die Boeing 777, den Airbus A330 und die Airbus A320-Familie bis hin zu Kurzstreckenflugzeugen und Business Jets. Im militärischen Bereich sind die Produkte von MTU Aero Engines in Kampfflugzeugen wie dem Panavia Tornado und dem Eurofighter Typhoon, derzeit eingesetzten und künftigen Transportflugzeugen wie der Boeing C-17 und dem Airbus A400M sowie Hubschraubern wie dem Eurocopter Tiger zu finden.

Im Geschäftsjahr 2004 erwirtschaftete MTU Aero Engines mit etwas über 7.400 Mitarbeitern (zum 31. Dezember 2004) einen Gesamtumsatz von rund EUR 1.918 Mio. und ein EBITDA von rund EUR 214 Mio. Der Hauptsitz von MTU Aero Engines befindet sich in München.

Führender Anbieter technologisch hoch entwickelter Module und Komponenten für neue und bestehende zivile Triebwerksprogramme und wichtiger Partner aller führenden Original Equipment Manufacturers (OEMs)—MTU Aero Engines ist gemessen am Umsatz einer der weltweit größten Hersteller von Triebwerksmodulen und -komponenten. Sie ist an der Entwicklung und Herstellung von neun zivilen Triebwerksfamilien beteiligt, die ein ausgewogenes Portfolio hinsichtlich der Lebenszyklen von Triebwerken sowie über nahezu alle Leistungsklassen von Triebwerken bilden. MTU Aero Engines ist Anbieter komplexer, für die Leistung der Triebwerke entscheidender Module, wie z.B. Niederdruckturbinen, Komponenten für Hochdruckturbinen sowie Hochdruckverdichter für wichtige Triebwerksfamilien. Darüber hinaus ist sie nach ihrer Einschätzung das einzige Unternehmen, das gesamte Module für den Kernverdichterbereich eines Triebwerks fertigt und kein OEM ist.

MTU Aero Engines arbeitet bei der Entwicklung und Fertigung wichtiger Triebwerksprogramme, wie zum Beispiel den Triebwerksprogrammen GP7000 (Airbus A380) und V2500 (Airbus-A320-Familie), eng mit verschiedenen OEMs, insbesondere General Electric, Pratt & Whitney und mit Rolls Royce zusammen.

MTU Aero Engines ist der Auffassung, dass sie vom derzeitigen und vom prognostizierten Aufschwung im Markt für zivile Triebwerke durch den vermehrten Verkauf neuer Triebwerke profitieren wird, und so die Flotte installierter Triebwerke, an deren Herstellung MTU Aero Engines beteiligt ist, vergrößern und die Umsatzerlöse aus dem lukrativen Ersatzteilgeschäft erhöhen kann. Sie erwartet weiterhin einen wachsenden Anteil an der Produktion sowie größere Konstruktionsverantwortung bei Triebwerksprogrammen zu übernehmen; umgesetzt hat MTU Aero Engines dies bereits beim Triebwerksprogramm PW6000 (Airbus A318), bei dem sie sowohl die Niederdruckturbine als auch den Hochdruckverdichter entwickelt hat.

Führender Anbieter von Instandhaltungsdienstleistungen für zivile Flugzeugtriebwerke—MTU Aero Engines ist gemessen am Umsatz sechstgrößter Anbieter ziviler Instandhaltungsdienstleistungen und größter unabhängiger Anbieter von Instandhaltungsdienstleistungen für zivile Flugzeugtriebwerke weltweit. Sie ist der Ansicht, dass ihre starke Marktposition, ihre Servicequalität und ihre Durchlaufzeiten, ihre

Reparaturkompetenz sowie die weltweite Präsenz es der Gesellschaft ermöglichen, neue Kundenpotentiale zu erschließen, die wiederum ein erhebliches Wachstum zur Folge haben dürften.

Vor allem erwartet MTU Aero Engines, dass sie aufgrund dieser starken Marktposition vom prognostizierten Wachstum des asiatischen Luftverkehrs profitieren kann. Im Dezember 2002 hat MTU Aero Engines mit ihrem Joint-Venture-Partner China Southern Airlines einen Standort in Zhuhai, China, eröffnet, um Zutritt zu diesem wichtigen Markt zu erlangen. Sie ist der Auffassung, dass dieser Wartungsstandort sie gemessen an der Anzahl von Wartungen in China dort zum größten westlichen Dienstleister für die Triebwerksinstandhaltung macht.

MTU Aero Engines verfügt über alle Standorte hinweg über Wartungslizenzen für 18 Triebwerksprogramme und wartet Triebwerke für mehr als 200 Kunden (einschließlich 90 Fluggesellschaften) in allen Schub- und Leistungsklassen—von großen zivilen Flugzeugen bis hin zu Business Jets—und verfügt über Wartungslizenzen für Industrie- und Schiffsgasturbinen.

Innerhalb des Marktes für die Triebwerksinstandhaltung dürften die Triebwerksprogramme, für die MTU Aero Engines Instandhaltungsdienstleistungen anbietet, Prognosen zufolge insgesamt stärker als der Gesamtmarkt wachsen, was vor allem auf das relativ junge Altersprofil dieser Programme zurückzuführen ist. Da zivile Fluggesellschaften nach Erwartung der Gesellschaft auch weiterhin ihre Instandhaltungsbetriebe auslagern und die Nutzung ihrer vorhandenen Flugzeuge erhöhen dürften, ist MTU Aero Engines der Auffassung, dass ihre Serviceleistungen mit hohem Qualitätsanspruch sie für eine Ausweitung ihres Marktanteils gut positionieren.

Hoher Programmanteil bei militärischen Triebwerksprogrammen in Europa—MTU Aero Engines ist ein führender Partner in wichtigen paneuropäischen militärischen Triebwerksprogrammen, unter anderem bei der Entwicklung und Herstellung des Triebwerks EJ200 für das Kampfflugzeug Eurofighter Typhoon, des Triebwerks TP400 für das künftige Transportflugzeug A400M und des Triebwerks MTR390 für den Unterstützungs- und Panzerabwehrhubschrauber Eurocopter Tiger.

Darüber hinaus erbringt die Gesellschaft—teilweise über die Allianzen, an denen sie beteiligt ist,—eine große Bandbreite an Dienstleistungen für die Bundeswehr. Dies reicht von der Entwicklung, Fertigung und Montage von Triebwerken bis hin zur Instandhaltung, Reparatur und Überholung. Im Jahr 2002 schloss MTU Aero Engines eine Vereinbarung (das "Kooperative Modell") mit der Bundeswehr, nach dem sie umfassendere Dienstleistungen im Bereich Triebwerksinstandhaltung, logistische Betreuung und Schulungen für die Bundeswehr erbringt; in diesem Zusammenhang wird derzeit zwischen der Gesellschaft und dem Bundesministerium der Verteidigung darüber verhandelt, ob künftig weitere Instandhaltungstätigkeiten an MTU Aero Engines ausgelagert werden.

MTU Aero Engines ist der Ansicht, dass sie durch ihre Teilnahme an langfristigen militärischen Programmen über eine breite technologische Basis verfügt, und dass von ihr in der üblicherweise kundenfinanzierten Entwicklung militärischer Triebwerke erworbene technologische Wissen auf zivile Triebwerksmodule und -komponenten übertragen kann. Daneben besteht die Möglichkeit, im Hinblick auf bestimmte Triebwerksfamilien das Wachstum über Exporte zu steigern, wie dies die Bestellung von 18 Flugzeugen des Typs Eurofighter Typhoon durch Österreich (38 EJ200-Triebwerke), die Bestellung von 48 MTR390-Triebwerken durch Eurocopter für Australien und der Kooperationsvertrag zwischen Airbus Military und der südafrikanischen Regierung zum Kauf von acht A400M Transportflugzeugen mit TP400-Triebwerken veranschaulichen. Durch das militärische Triebwerksgeschäft lassen sich auch zyklische Schwankungen des zivilen Triebwerksgeschäfts zum Teil ausgleichen.

Markteintrittsbarrieren—MTU Aero Engines entwickelt und produziert technologisch anspruchsvolle Triebwerksmodule und -komponenten und ist dadurch begünstigt, dass grundsätzlich der Zutritt zu dem Markt für Triebwerksmodule und -komponenten schwierig zu erschließen ist. Es gibt erhebliche Markteintrittsbarrieren, wie zum Beispiel: i) strenge Zulassungsanforderungen und erforderliche aufsichtsbehördliche Genehmigungen, ii) erhebliche Investitionen für die Entwicklung komplexer Komponenten für größere Triebwerksprogramme und die hierfür erforderlichen Fertigungseinrichtungen, iii) hohe Anforderungen bezüglich einer umfassenden technologischen Kompetenz von der ersten Phase der aerodynamischen Auslegung, in der MTU Aero Engines die OEMs entscheidend unterstützt, bis hin zur Fertigstellung der Triebwerksmodule und -komponenten in einem zunehmend detaillierteren und komplexeren Prozess, iv) die Präferenzen von OEMs für Zulieferer und Partner mit nachgewiesener Kompetenz, Erfahrung und einer entsprechenden Größe, v) die Präferenzen von Regierungen, nationale

Hersteller an Aufträgen im Bereich der nationalen Verteidigung zu beteiligen, und vi) die erheblichen Kosten, die in der Regel strengen vertraglichen Beschränkungen und die zeitlichen Verzögerungen für die OEMs, sollten sie Zulieferer oder RRSP-Partner wechseln, wenn die Produktauslegung und -konstruktion von den Kunden genehmigt wurde. Darüber hinaus verfügt nur eine begrenzte Anzahl der Hersteller von Triebwerksmodulen, MTU Aero Engines eingeschlossen, über die notwendige Größe, um sich an wesentlichen Triebwerksprogrammen als Allianzpartner zu beteiligen.

Führende Technologie dank erheblicher Investitionen in der Vergangenheit—Trotz eines schwierigen Marktumfelds für die zivile Luftfahrt seit 2001 hat MTU Aero Engines zwischen 2002 und 2004 erhebliche selbstfinanzierte Aufwendungen im Bereich Forschung und Entwicklung sowie gezielte Investitionen getätigt; in diesem Zeitraum hat sie ohne kundenfinanzierte Forschung und Entwicklung rund EUR 456 Mio. für Forschung und Entwicklung aufgewendet und Investitionen in Höhe von rund EUR 287 Mio. getätigt—zusammen stellt dies etwa 12,2% der Gesamtumsatzerlöse in diesem Zeitraum dar. Außerdem hat MTU Aero Engines in diesem Zeitraum kundenfinanzierte Forschung und Entwicklung im Umfang von rund EUR 218 Mio. durchgeführt. Die eigenfinanzierten Aufwendungen für Forschung und Entwicklung erreichten ihren Höchstwert im Jahr 2003, als der Entwicklungsaufwand bei den Triebwerken GP7000 und PW6000 am größten war, und sanken 2004 wieder. MTU Aero Engines erwartet, dass diese Aufwendungen im Laufe der nächsten Jahre weiter sinken werden, wenn die Module für diese und andere Triebwerke nach der Entwicklung in Produktion gehen werden.

MTU Aero Engines ist davon überzeugt, dass ihre umfangreichen Aufwendungen für Forschung und Entwicklung sowie ihre erheblichen Investitionen beispielsweise in Produktionsanlagen und Instandhaltungs-Lizenzen dazu beigetragen haben, ihren Ruf als Hersteller von Triebwerksmodulen mit einer besonderen Reputation für Technologieführerschaft und hohe Qualität zu festigen. MTU Aero Engines hat bei der Technologie für militärische und zivile Anwendungen Maßstäbe gesetzt, wie zum Beispiel bei Turbinen und Nieder- und Hochdruckverdichtern für die Triebwerke RB199 (Panavia Tornado), EJ200 (Eurofighter Typhoon) und PW6000 (Airbus A318). Im Jahr 2002 hat sie den Innovationspreis der deutschen Wirtschaft für die Entwicklung des Hochdruckverdichters für das PW6000-Triebwerk erhalten.

Ausgewogenes Produktportfolio mit transparentem Cashflow-Potential—MTU Aero Engines ist der Auffassung, dass ihr Triebwerksportfolio eine sehr ausgeglichene Mischung darstellt aus (i) reifen Triebwerksprogrammen, die hohe Umsatzerlöse und Cashflows aus dem stabilen, planbaren und profitablen Ersatzteilgeschäft generieren, wie der CF6-80-Triebwerksfamilie und dem Triebwerk PW2000, (ii) Wachstumsprogrammen wie dem V2500, bei denen sowohl eine hohe Anzahl neu verkaufter Triebwerke als auch steigende Umsatzerlöse aus dem Geschäft mit Ersatzteilen generiert werden, und (iii) jüngeren Triebwerken mit hohem Wachstumspotenzial, wie dem GP7000.

Darüber hinaus weist die Flotte der installierten Triebwerke aus den Triebwerksprogrammen, an denen die Gesellschaft beteiligt ist, im Vergleich zum Branchendurchschnitt ein niedrigeres durchschnittliches Alter sowie eine geringere Quote vorübergehend stillgelegter Triebwerke auf. Dies sollte die Flotte der mit Triebwerkskomponenten der Gesellschaft ausgestatteten Flugzeuge nach Ansicht der Gesellschaft weniger anfällig für Konjunkturzyklen machen, und ein erhebliches künftiges Wachstumspotenzial bieten, wenn diese Triebwerke altern und daher eine erhöhte Nachfrage nach Ersatzteilen entsteht.

Erfahrenes Managementteam, fokussiert auf operative Effizienzsteigerung—MTU Aero Engines verfügt über ein sehr erfahrenes Managementteam unter der Leitung ihres Vorstandsvorsitzenden Udo Stark. Der Vorstand (Udo Stark, Reiner Winkler, Dr. Michael Süß und Bernd Kessler) verfügt über langjährige Erfahrung in den Bereichen komplexe Fertigungsprozesse, Technologie und Instandhaltung. Trotz des schwierigen Marktumfelds in den letzten drei Jahren konnte das Management der Gesellschaft die Umsätze halten, die Entwicklungsarbeit an neuen Programmen intensivieren und Produktivität sowie Umsatzrendite deutlich steigern und plant, diese Maßnahmen im Rahmen konkreter Effizienzsteigerungsprogramme fortzusetzen.

AUSGEWÄHLTE KONSOLIDIERTE FINANZDATEN

Die ausgewählten konsolidierten IFRS-Finanzdaten zum 1. Januar 2004 und zum 31. Dezember 2004 und für das am 31. Dezember 2004 abgelaufene Geschäftsjahr sind aus den Konzernabschlüssen der MTU Aero Engines Erste Holding GmbH abgeleitet, die an anderer Stelle in diesem Verkaufsprospekt abgedruckt sind. Die ausgewählten konsolidierten IFRS-Finanzdaten zum 31. Dezember 2002 sowie für die am 31. Dezember 2002 und 2003 abgelaufenen Geschäftsjahre sind aus den ungeprüften konsolidierten IFRS-Finanzangaben der MTU Aero Engines GmbH abgeleitet, die wiederum von den geprüften Konzernabschlüssen nach deutschen handelsrechtlichen Vorschriften abgeleitet sind, die an anderer Stelle in diesem Verkaufsprospekt abgedruckt sind. Siehe "Hinweis zu den Finanzangaben".

Die ungeprüften konsolidierten IFRS-Finanzdaten zum 31. März 2005 für die am 31. März 2004 und 2005 abgelaufenen Dreimonatszeiträume sind aus den ungeprüften Konzernabschlüssen der MTU Aero Engines für diese Zeiträume abgeleitet, die an anderer Stelle in diesem Verkaufsprospekt abgedruckt sind. Die ungeprüften Konzernabschlüsse für die am 31. März 2004 und 2005 abgelaufenen Dreimonatszeiträume beinhalten sämtliche Anpassungen (nur reguläre, wiederkehrende Anpassungen), die für eine zutreffende Aussage zu den Ergebnissen des betreffenden Zeitraums erforderlich sind, und enthalten keine Aussage zu zukünftigen Finanzergebnissen. In der Darstellung ausgewählter Positionen der Gewinn- und Verlustrechnung wurden Forschungs- und Entwicklungskosten aus Umsatzkosten in operative Aufwendungen umgruppiert.

Am 1. Januar 2004 erwarben von KKR verwaltete Fonds über die MTU Aero Engines Erste Holding GmbH die MTU Aero Engines GmbH von zwei Tochtergesellschaften der DaimlerChrysler AG (die "Akquisition"). Aus diesem Grund wurde die Vermögens-, Finanz- und Ertragslage der Gesellschaft 2004 von bestimmten Faktoren beeinflusst, die in früheren Berichtsperioden keine Auswirkungen auf die Ergebnisse hatten. Insbesondere das Purchase Accounting (siehe "—Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Wichtige Bilanzierungs- und Bewertungsmethoden—Grundsätze zur Bilanzierung von Unternehmenserwerben" sowie die Erläuterungen unter Ziff. 3. a) des Konzernlageberichts der MTU Aero Engines Erste Holding GmbH zum 31. Dezember 2004 auf S. F-70) wirkte sich auf die Ergebnisse der Gesellschaft aus und die Verschuldung der Gesellschaft war im Jahr 2004 bedeutend höher, da in Verbindung mit der Akquisition erhebliche Schulden aufgenommen wurden. Die Ergebnisse der Gesellschaft in den Zeiträumen vor der Akquisition sind daher möglicherweise nicht mit den Ergebnissen aus 2004 und zukünftigen Ergebnissen vergleichbar. Im Interesse der Vergleichbarkeit der Zahlen enthalten die ausgewählten Finanzdaten für das am 31. Dezember 2004 abgelaufene Geschäftsjahr und für die am 31. März 2004 und 2005 abgelaufenen Dreimonatszeiträume Anpassungen zur Bereinigung um Effekte des Purchase Accounting. Siehe "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Faktoren mit Auswirkungen auf die Ertragslage der Gesellschaft—Die Akquisition".

Die Konzernabschlüsse von MTU Aero Engines wurden auf Grundlage von IFRS erstellt. Zwischen IFRS und den in den Vereinigten Staaten allgemein anerkannten Bilanzierungsgrundsätzen (US-GAAP) besteht eine Reihe von Unterschieden. Für eine Erläuterung einiger dieser für MTU Aero Engines relevanten Unterschiede siehe "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Zusammenfassung bestimmter Unterschiede zwischen IFRS und US-GAAP".

Die ungeprüften konsolidierten IFRS Finanzinformationen für die jeweils am 31. Dezember endenden Jahre 2002 und 2003 wurden so aufbereitet, dass sie dieselben IFRS Rechnungslegungsgrundsätze aufweisen, wie sie für die konsolidierten Finanzinformationen der MTU Aero Engines Erste Holding GmbH für das Geschäftsjahr 2004 angewendet wurden, mit Ausnahme der Rechnungslegungsanwendung für Pensionsverbindlichkeiten.

Die nachfolgenden ausgewählten Finanzdaten sind in Verbindung mit den Abschnitten "Liquidität und Kapitalausstattung" und "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage" sowie den geprüften und ungeprüften historischen Konzernabschlüssen und den zugehörigen Anhängen sowie den ungeprüften historischen Finanzangaben zu lesen, die an anderer Stelle in diesem Verkaufsprospekt abgedruckt sind.

(in Mio. EUR)	Historisch: Geschäftsjahre zum 31. Dezember 2002 (ungeprüft)	2003	2004	Dreimonatszeiträume zum 31. März 2004 (ungeprüft)	2005	Nach Bereinigung um Effekte des Purchase Accounting[1]: Geschäftsjahr zum 31. Dezember 2004 (ungeprüft)	Dreimonatszeiträume zum 31. März 2004 (ungeprüft)	2005
Ausgewählte Posten der Gewinn- und Verlustrechnung:								
Umsatzerlöse	2.200,8	1.952,2	1.918,0	430,0	509,7	1.992,5	441,8	525,8
Umsatzkosten[2]	-1.845,8	-1.569,2	-1.627,6	-373,0	-445,4	-1.538,1	-329,0	-429,0
Bruttoergebnis[2]	355,0	383,1	290,4	57,0	64,4	454,3	112,8	96,8
Forschungs- und Entwicklungskosten	-53,7	-48,3	-57,7	-19,3	-4,8	-57,7	-19,3	-4,8
Vertriebs- und allgemeine Verwaltungskosten	-120,1	-131,0	-155,6	-66,2	-31,0	-155,6	-66,2	-31,0
Sonstige betriebliche Erträge (Aufwendungen)	7,6	-0,3	4,0	0,3	1,2	4,0	0,3	1,2
Ergebnis vor Finanzergebnis	188,8	203,5	81,1	-28,2	29,9	245,0	27,6	62,3
Erträge (Verluste) aus assoziierten Unternehmen	1,4	-1,5	-1,8	-0,7	0,0	-1,8	-0,7	0,0
Zinserträge/(Zinsaufwand)	13,7	4,0	-62,3	-15,4	-8,7	-62,3	-15,4	-8,7
Sonstige Finanzerträge/(Finanzaufwendungen)	-31,0	-49,4	-10,5	-29,2	-13,0	-10,5	-29,2	-13,0
Ergebnis vor Steuern	172,8	156,6	6,5	-73,6	8,2	170,4	-17,8	40,6
Steuern vom Einkommen und Ertrag	-73,4	-93,3	-6,3	29,0	-3,2			
Minderheitsgesellschafter (Verlustanteil)	1,1	-0,0	0,0	0,0	0,0			
Nettoergebnis	100,4	63,3	0,2	-44,6	5,0			
Ausgewählte Cashflow Posten:								
Mittelzufluss aus der betrieblichen Geschäftstätigkeit	281,8	106,9	72,9	56,9	133,1			
Mittelzufluss aus der Investitionstätigkeit	-133,3	-93,5	-59,9[3]	-10,3[3]	-10,5			
Mittelzufluss aus der Finanzierungstätigkeit	-254,6	-286,1	-190,3[4]	14,5[4]	-106,5			
Veränderung der flüssigen Mittel	-106,1	-272,7	-177,2	61,1	15,7			
Investitionen	-136,0	-83,8	-65,9	-10,8	-11,2			
Sonstige ausgewählte Finanzdaten:								
EBIT	188,8	203,5	81,1	-28,2	29,9	245,0	27,6	62,3
Angepasstes EBIT	125,7	115,0	176,2	22,6	54,2	176,2	22,6	54,2
EBITDA[5]	243,7	264,4	214,1	3,0	63,2	315,6	41,9	79,2
Angepasstes EBITDA[6]	180,6	175,8	246,8	36,9	71,1	246,8	36,9	71,1

	31. Dezember 2002 (ungeprüft)	1. Januar 2004[4] (geprüft)	31. Dezember 2004 (geprüft)	31. März 2005 (ungeprüft)
Ausgewählte Posten der Bilanz:				
Flüssige Mittel	326,5	205,6	28,5	44,1
Sachanlagevermögen	279,8	630,6	576,6	562,2
Immaterielle Vermögenswerte	133,2	984,7	968,6	961,6
Finanzanlagen	272,0	51,2	46,6	46,5
Bilanzsumme	2.042,4	2.915,5	2.719,1	2.624,9
Finanzverbindlichkeiten	84,0	1.136,2	866,6	668,5
Eigenkapital	770,8	201,2	217,0	211,8
Rückstellungen für Pensionen	295,9	343,0	358,9	365,1
Working Capital[8]	344,0	282,8	304,8	228,5
Nettofinanzverbindlichkeiten[9]	-242,5	930,5	838,1	624,4

(1) *Die historischen Finanzdaten sind um die Auswirkungen des IFRS Purchase Accounting bereinigt (jedoch nicht um die anderen Effekte aus der Akquisition, einschließlich Zinsen auf die Darlehen zur Finanzierung der Akquisition). Diese Effekte werden im Abschnitt "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Faktoren mit Auswirkungen auf die Ertragslage der Gesellschaft—Die Akquisition" erläutert. Die Darstellung dieser bereinigten Finanzangaben dient der besseren Vergleichbarkeit der Ertragslage der Gesellschaft.*

(2) *Die Umsatzkosten und das Bruttoergebnis sind hier vor Berücksichtigung der F&E-Aufwendungen dargestellt. Die Umsatzkosten und das Bruttoergebnis sind jedoch im Abschluss der Gesellschaft an anderer Stelle in diesem Verkaufsprospekt unter Berücksichtigung der F&E-Aufwendungen aufgeführt.*

(3) *Ohne Mittelabflüsse in Höhe von EUR 766,6 Mio. für die Zahlung des Kaufpreises für die Akquisition.*

(4) *Ohne Mittelzuflüsse in Höhe von EUR 604,4 Mio. für die Finanzierung der Akquisition durch Dritte sowie Zuflüsse in Höhe von EUR 162,2 Mio. aus dem Darlehen von Blade Forex.*

(5) *EBITDA ist definiert als Ergebnis vor Finanzergebnis vor Abschreibungen. EBITDA ist keine Messgröße für betriebliche Gewinne (Verluste), Betriebsleistung oder Liquidität gemäß IFRS oder US-GAAP. EBITDA ist eine Messgröße, die MTU Aero Engines im Rahmen ihres Geschäftsbetriebs verwendet und die nach Auffassung der Gesellschaft üblicherweise von Investoren herangezogen wird, um Leistung ohne Berücksichtigung von Abschreibungen auf beständiger Basis zu vergleichen. Abschreibungen sind stark von den verwendeten Rechnungslegungsvorschriften (insbesondere nach Akquisitionen) und anderen nicht-betrieblichen Faktoren abhängig. EBITDA wird daher in diesem Verkaufsprospekt gezeigt, um eine möglichst vollständige und umfassende Ergebnisanalyse auch im Vergleich zu anderen Unternehmen zu ermöglichen. EBITDA, das keine US-GAAP-Messgröße darstellt, sollte allerdings nicht allein oder als Ersatzmessgröße für betriebliche Gewinne (Verluste) nach IFRS oder US-GAAP oder als Indikator für die Betriebsleistung oder den Cashflow aus der betrieblichen Geschäftstätigkeit der Gesellschaft nach IFRS oder US-GAAP betrachtet werden. EBITDA sollte ferner nicht als Ersatzmessgröße für die Gewinn- und Verlustrechnung oder das Cashflow Statement betrachtet werden. Das hier angegebene EBITDA ist nicht mit dem von anderen Unternehmen veröffentlichten EBITDA vergleichbar, da diese Messgröße nicht einheitlich definiert ist. Daher ist die Darstellung des EBITDA der Gesellschaft unter Umständen nicht mit ähnlich bezeichneten Messgrößen anderer Unternehmen vergleichbar.*

Die nachstehende Tabelle zeigt die Überleitung des EBITDA zum Ergebnis vor Finanzergebnis.

	Historisch					Nach Bereinigung um Effekte des Purchase Accounting		
	Geschäftsjahre zum 31. Dezember			Dreimonatszeiträume zum 31. März		Geschäftsjahr zum 31. Dezember	Dreimonatszeiträume zum 31. März	
(in Mio. EUR)	2002 (ungeprüft)	2003 (ungeprüft)	2004	2004 (ungeprüft)	2005 (ungeprüft)	2004 (ungeprüft)	2004 (ungeprüft)	2005 (ungeprüft)
Ergebnis vor Finanzergebnis	188,8	203,5	81,1	-28,2	29,9	245,0	27,6	62,3
Abschreibungen	55,0	60,9	133,1	31,3	33,3	70,6	14,3	16,9
EBITDA	243,7	264,4	214,1	3,0	63,2	315,6	41,9	79,2

(6) *Angepasstes EBITDA ist definiert als EBITDA (siehe oben) bereinigt um die folgenden Posten.*

	Historisch					Nach Bereinigung um Effekte des Purchase Accounting		
	Geschäftsjahre zum 31. Dezember			Dreimonats-zeiträume zum 31. März		Geschäfts-jahr zum 31. Dezember	Dreimonats-zeiträume zum 31. März	
(in Mio. EUR)	2002 (ungeprüft)	2003	2004	2004 (ungeprüft)	2005	2004 (ungeprüft)	2004 (ungeprüft)	2005
EBITDA	243,7	264,4	214,1	3,0	63,2	315,6	41,9	79,2
Erträge aus Hedging[a]			74,5	11,8	16,1			
Zuschreibung Vorratsvermögen[b]			27,0	27,0				
EBITDA vor Anpassungen aus Purchase Accounting	243,7	264,4	315,6	41,9	79,2	315,6	41,8	79,2
Forschungs- und Entwicklungskosten[c]	-75,2	-122,8	-98,2	-24,5	-8,3	-98,2	-24,5	-8,3
Restrukturierungskosten[c]	12,1	34,2	6,7	1,3	0,1	6,7	1,3	0,1
Unmittelbare Transaktionskosten[e]			22,6	18,3		22,6	18,3	
Angepasstes EBITDA	180,6	175,8	246,8	36,9	71,1	246,8	36,9	71,1
Abschreibungen vor Abschreibungen aus Purchase Accounting	-55,0	-60,9	-70,6	-14,3	-16,9	-70,6	-14,3	-16,9
Angepasstes EBIT	125,7	115,0	176,2	22,6	54,2	176,2	22,6	54,2

(a) *Definiert als Erträge, die in der jeweiligen Periode in den Umsatzerlösen von MTU Aero Engines enthalten gewesen wären, wenn die unrealisierten Gewinne aus den zum Zeitpunkt der Akquisition offenen Devisentermingeschäften nicht gemäß IFRS Purchase Accounting als durch die Akquisition realisiert behandelt werden würden. Siehe "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Faktoren mit Auswirkungen auf die Ertragslage der Gesellschaft—Wechselkursschwankungen". Das Unterbleiben einer Anpassung bedeutet, dass die jeweilige Anpassung in der entsprechenden Spalte nicht anwendbar ist.*

(b) *Definiert als Erträge, die in der jeweiligen Periode in der Gewinn- und Verlustrechnung von MTU Aero Engines enthalten gewesen wären, wenn ein Teil der Erträge aus Verkäufen, für die feste Kaufaufträge vorlagen, zum Zeitpunkt der Akquisition nicht gemäß IFRS Purchase Accounting als durch die Akquisition erfasst behandelt werden würde. Das Unterbleiben einer Anpassung bedeutet, dass die jeweilige Anpassung in der entsprechenden Spalte nicht anwendbar ist.*

(c) *Definiert als Forschungs- und Entwicklungskosten der jeweiligen Periode, die nicht in der Gewinn- und Verlustrechnung enthalten sind. Siehe "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Faktoren mit Auswirkungen auf die Ertragslage der Gesellschaft—Forschung und Entwicklung". Das Unterbleiben einer Anpassung bedeutet, dass die jeweilige Anpassung in der entsprechenden Spalte nicht anwendbar ist.*

(d) *Definiert als Restrukturierungskosten der Periode. Siehe "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Faktoren mit Auswirkungen auf die Ertragslage der Gesellschaft—Restrukturierungsprogramme".*

(e) *Definiert als im Zusammenhang mit der Akquisition angefallene unmittelbare Transaktionskosten, die in der Gewinn- und Verlustrechnung für die Periode enthalten sind.*

Angepasstes EBITDA ist nach Auffassung der Gesellschaft eine wichtige Messgröße, da es Anpassungen für im EBITDA nicht berücksichtigte Posten zeigt, die vor dem Hintergrund ihrer Vergangenheit für MTU Aero Engines von besonderer Bedeutung sind (so z.B. die Auswirkungen des Purchase Accounting, von Akquisitionskosten, bestimmten Forschungs- und Entwicklungskosten sowie Restrukturierungskosten). Angepasstes EBITDA wird daher in diesem Verkaufsprospekt gezeigt, um eine möglichst vollständige und umfassende Ergebnisanalyse auch im Vergleich zu anderen Unternehmen zu ermöglichen. Angepasstes EBITDA ist allerdings keine Messgröße für Betriebsleistung oder Liquidität nach IFRS oder US-GAAP und sollte von Investoren nicht als Ersatzmessgröße für betriebliche Gewinne (Verluste) oder Nettoergebnis als Indikator für die Leistung der Gesellschaft oder als Ersatzmessgröße für den Cashflow aus der betrieblichen Geschäftstätigkeit als Indikator für den operativen Cashflow betrachtet werden. Das hier dargestellte angepasste EBITDA ist nicht mit dem von anderen Unternehmen veröffentlichten EBITDA vergleichbar, da diese Messgröße nicht einheitlich definiert ist. Aus diesem Grund ist das in diesem Verkaufsprospekt veröffentlichte EBITDA und das angepasste EBITDA unter Umständen nicht mit ähnlich bezeichneten Messgrößen anderer Unternehmen vergleichbar.

(7) *Die in den IFRS-Finanzangaben 2003 der Gesellschaft enthaltene Bilanz wurde zum 1. Januar 2004 erstellt und ist als Eröffnungsbilanz zu verstehen, da so die Effekte aus dem Purchase Accounting sowie die Fremdkapitalaufnahme im Zusammenhang mit der Akquisition enthalten sind. Die Gesellschaft geht daher davon aus, dass durch diese Eröffnungsbilanz eine bessere Vergleichbarkeit mit der Bilanz zum 31. Dezember 2004 gewährleistet ist.*

(8) *Working Capital ist definiert als Vorratsvermögen + Forderungen aus Lieferungen und Leistungen + geleistete Anzahlungen—Verbindlichkeiten aus Lieferungen und Leistungen—erhaltene Anzahlungen. Erhaltene Anzahlungen betrugen im Jahr 2002 EUR 315,7 Mio., im Jahr 2003 EUR 272,6 Mio., im Jahr 2004 EUR 310,8 Mio. und im ersten Quartal 2005 EUR 364,8 Mio.*

(9) *Nettofinanzverbindlichkeiten sind definiert als Verbindlichkeiten gegenüber Kreditinstituten + Senior Notes + Vendor Loan + Gesellschafterdarlehen + Verbindlichkeiten aus Finanzierungsleasing + sonstige Finanzverbindlichkeiten—flüssige Mittel—Finanzforderungen gegenüber verbundenen Unternehmen aus Devisentermingeschäften der Gesellschaft.*

Dividendenpolitik

Die Gesellschaft plant, in Zukunft eine auch im Branchenvergleich angemessene Dividende auszuschütten. Es ist allerdings darauf hinzuweisen, dass die Ausschüttung—wie unter "*Allgemeine Angaben über MTU Aero Engines Holding AG—Ergebnis und Dividende je Aktie, Dividendenpoilitk, Gewinnverwendung*" dargelegt—einen in der Einzelbilanz ausgewiesenen Bilanzgewinn voraussetzt. Zudem enthalten die Anleihebedingungen der Senior Notes Regelungen, die die Ausschüttung von Dividenden durch die MTU Aero Engines Investment GmbH, die Emittentin der EUR 275 Mio. 8,25% Senior Notes mit Fälligkeit in 2014, und andere Tochterunternehmen der Gesellschaft einschränken oder untersagen, sofern nicht bestimmte Bedingungen erfüllt sind. Grundsätzlich ist die Ausschüttung von Dividenden durch die Emittentin der Senior Notes gestattet, wenn die Dividenden und andere sog. eingeschränkte Zahlungen 50% des kumulierten konsolidierten Jahresüberschusses der Emittentin seit der Emission der Senior Notes (abzüglich sämtlicher kumulierter konsolidierter Jahresfehlbeträge in diesem Zeitraum) nicht überschreiten. Dies schränkt die Fähigkeit der Gesellschaft, ihrerseits Dividenden auszuschütten, ein (siehe auch "*Risikofaktoren—Risiken im Zusammenhang mit dem Angebot—Die Gesellschaft schüttet unter Umständen keine Dividenden aus*").

Zusammenfassung des Angebots

Gegenstand des Angebots	Gegenstand des Angebots sind bis zu 35,65 Mio. auf den Namen lautende Stückaktien, und zwar bis zu 15,0 Mio. Neue Aktien und bis zu 16,0 Mio Altaktien aus dem Eigentum der abgebenden Aktionärin, sowie bis zu 4,65 Mio. Altaktien aus dem Eigentum der abgebenden Aktionärin im Hinblick auf eine eventuelle Mehrzuteilung. Das Angebot besteht aus einem öffentlichen Angebot der Neuen Aktien und der Altaktien in der Bundesrepublik Deutschland und einer Privatplatzierung außerhalb der Bundesrepublik Deutschland durch die Konsortialbanken unter Führung der Joint Bookrunners. Die Gesellschaft und die abgebenden Aktionäre behalten sich vor, nach Beratung mit den Joint Bookrunners die Anzahl der von der abgebenden Aktionärin angebotenen Altaktien zu erhöhen oder zu verringern. In den Vereinigten Staaten von Amerika ("Vereinigte Staaten") werden die Neuen Aktien und die Altaktien ausschließlich an qualifizierte institutionelle Anleger ("Qualified Institutional Buyers") im Rahmen einer Platzierung gemäß Rule 144A des United States Securities Act von 1933 in der derzeit gültigen Fassung ("Securities Act") angeboten (mit Ausnahme der bevorrechtigten Zuteilung an Gesellschafter, Mitglieder der Geschäftsführung und Mitarbeiter von Kohlberg Kravis Roberts & Co. L.P. und assoziierten (*affiliated*) Gesellschaften und Personen, im Rahmen derer die Aktien gemäß einer anderen Ausnahme von den Registrierungserfordernissen des Securities Act privat platziert werden). Außerhalb der Vereinigten Staaten werden die Angebotenen Aktien im Rahmen einer Platzierung gemäß Regulation S des Securities Act angeboten.
Angebotsfrist	Die Angebotsfrist beginnt voraussichtlich am 25. Mai 2005 (einschließlich) und endet am 3. Juni 2005 um 12.00 Uhr (MESZ) für Privatanleger und um 14.00 Uhr (MESZ) für institutionelle Investoren. Die Gesellschaft und die abgebende Aktionärin behalten sich vor, nach Beratung mit den Joint Bookrunners bis zum letzten Tag der Angebotsfrist die Angebotsfrist zu verlängern oder zu verkürzen. Eine eventuelle Änderung der Angebotsbedingungen wird über ein elektronisches Informationsverbreitungssystem sowie nach Maßgabe der gesetzlichen Vorschriffen in einem Börsenpflichtblatt veröffentlicht; eine individuelle Unterrichtung einzelner Anleger, die Zeichnungs-aufträge abgegeben haben, erfolgt nicht.
Abgebende Aktionärin	Blade Lux Holding Two S.à r.l., eine Kapitalgesellschaft luxemburgischen Rechts.
Konsortialbanken	Konsortialbanken des Angebots sind neben den Joint Bookrunners Bayerische Hypo- und Vereinsbank AG, Cazenove AG und Commerzbank Aktiengesellschaft als Co-Lead Manager sowie BNP Paribas und Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien als Co-Manager.
Preisspanne und Kaufpreis	Die Preisspanne, innerhalb derer Kaufangebote abgegeben werden können, beträgt EUR • bis EUR • pro Aktie. Die Preisspanne wird voraussichlich am 24. Mai 2005 über elektronische Medien wie Reuters und voraussichtlich am 25. Mai 2005 in der Frankfurter

	Allgemeine Zeitung sowie zu einem späteren Zeitpunkt im Bundesanzeiger veröffentlicht. Die Gesellschaft und die abgebende Aktionärin behalten sich vor, nach Beratung mit den Joint Bookrunners die obere Begrenzung der Preisspanne zu erhöhen bzw. die untere Begrenzung der Preisspanne abzusenken. Der Kaufpreis für die Angebotenen Aktien wird mit Hilfe des im Bookbuilding-Verfahren erstellten Orderbuchs von der Gesellschaft, der abgebenden Aktionärin und den Joint Bookrunners voraussichtlich am 3. Juni 2005 abends festgelegt. Der Kaufpreis wird voraussichtlich am 3. Juni 2005 über elektronische Medien wie Reuters, am 6. Juni 2005 in der Frankfurter Allgemeine Zeitung sowie zu einem späteren Zeitpunkt im Bundesanzeiger veröffentlicht werden und kann nach der vorgenannten Veröffentlichung über elektronische Medien bei den Konsortialbanken erfragt werden.
Lieferung und Abrechnung	Die Angebotenen Aktien werden voraussichtlich am 8. Juni 2005 gegen Zahlung des Kaufpreises geliefert.
Mehrzuteilung/Greenshoe-Option .	Im Hinblick auf eine eventuelle Mehrzuteilung von bis zu 4,65 Mio. Aktien der Gesellschaft hat die abgebende Aktionärin den Konsortialbanken 4,65 Mio. Aktien der Gesellschaft im Wege eines unentgeltlichen Wertpapierdarlehens zur Verfügung gestellt. In diesem Umfang hat sie ferner den Konsortialbanken die Option eingeräumt, bis zu 4,65 Mio. Aktien der Gesellschaft jeweils zu dem für die Angebotenen Aktien festgelegten Kaufpreis zu erwerben ("Greenshoe-Option"). Die Greenshoe-Option kann bis zum Ablauf von 30 Kalendertagen nach der Aufnahme der Börsennotierung der Stückaktien der Gesellschaft ausgeübt werden.
Allgemeine Zuteilungskriterien ...	Die Gesellschaft, die abgebende Aktionärin und die Konsortialbanken werden die "Grundsätze für die Zuteilung von Aktienemissionen an Privatanleger", die am 7. Juni 2000 von der Börsensachverständigenkommission beim Bundesministerium der Finanzen herausgegeben wurden, beachten. Die Zuteilung im Rahmen des Angebots an Privatanleger in Deutschland wird nach einheitlichen Kriterien für alle Konsortialbanken und ihre angeschlossenen Institute erfolgen.
Bevorrechtigte Zuteilung	Die Gesellschaft beabsichtigt, Aktien im Gegenwert von insgesamt bis zu 5% des Angebotsvolumens wie folgt bevorrechtigt zuzuteilen: Die Gesellschaft beabsichtigt, den Mitarbeitern der MTU Aero Engines-Gruppe in Deutschland (einschließlich der Mitglieder des Vorstands) im Rahmen des Angebots anzubieten, unter Berücksichtigung der Bestimmungen über die steuerfreie Überlassung von Vermögensbeteiligungen an Arbeitnehmer Aktien im Gegenwert von bis zu EUR 450 je Mitarbeiter mit einem Preisnachlass von insgesamt bis zu EUR 135 je Mitarbeiter bevorrechtigt zu erwerben (insgesamt Aktien im Gegenwert von bis zu rund EUR 2,9 Mio.). Die betreffenden Mitarbeiter werden sich verpflichten, die mit Preisnachlass erworbenen Aktien bis zum 31. Dezember 2005 zu halten. Die Gesellschaft beabsichtigt ferner, den Mitarbeitern der MTU Aero Engines-Gruppe in Deutschland (einschließlich der Mitglieder des Vorstands) im Rahmen des Angebots anzubieten, Aktien im Gegenwert von bis zu EUR 2.000 je Mitarbeiter (insgesamt Aktien im Gegenwert von bis zu rund EUR 12,7 Mio.) mit einem

Preisnachlass von 20% auf den Kaufpreis bevorrechtigt zu erwerben. Der Mindestzeichnungsbetrag beträgt EUR 200,—. Die betreffenden Mitarbeiter werden sich verpflichten, die mit Preisnachlass erworbenen Aktien bis zum 31. Dezember 2005 zu halten.

Weiter beabsichtigt die Gesellschaft, den Mitarbeitern der MTU Aero Engines-Gruppe in Deutschland (einschließlich der Mitglieder des Vorstands) im Rahmen des Angebots anzubieten, weitere Aktien zum Kaufpreis bevorrechtigt zu erwerben. Die betreffenden Mitarbeiter und Mitglieder des Vorstands werden sich verpflichten, die derart erworbenen Aktien bis zum 30. Juni 2005 zu halten.

Zudem beabsichtigt die Gesellschaft, im Rahmen des Angebots den Mitgliedern des Aufsichtsrats der Gesellschaft die Möglichkeit zu geben, Aktien zum Kaufpreis bevorrechtigt zu erwerben. Die Mitglieder des Aufsichtsrats werden sich verpflichten, die derart erworbenen Aktien bis zum 30. Juni 2005 zu halten.

Schließlich beabsichtigt die Gesellschaft, im Rahmen des Angebotes den Gesellschaftern, Mitgliedern der Geschäftsführung und Mitarbeitern von Kohlberg Kravis Roberts & Co. L.P. und assoziierten (*affiliated*) Gesellschaften und Personen ("KKR") die Möglichkeit zu geben, Aktien zum Kaufpreis bevorrechtigt zu erwerben. Die betreffenden Gesellschafter, Mitglieder der Geschäftsführung und Mitarbeiter werden sich verpflichten, die derart erworbenen Aktien bis zum 30. Juni 2005 zu halten. Die bevorrechtigte Zuteilung an Gesellschafter, Mitglieder der Geschäftsführung und Mitarbeiter von KKR ist auf Aktien mit einem Gegenwert von insgesamt EUR 5 Mio. beschränkt.

Börsennotierung .... Die Zulassung der Aktien der Gesellschaft zum Börsenhandel im amtlichen Markt mit gleichzeitiger Zulassung zum Teilbereich des Amtlichen Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse ist am 2. Mai 2005 beantragt worden. Der Beschluss der Frankfurter Wertpapierbörse über die Zulassung der Aktien zum Börsenhandel wird für den 3. Juni 2005 erwartet. Die Aufnahme des Börsenhandels ist für den 6. Juni 2005 vorgesehen.

Marktschutzerklärung .... Die Gesellschaft, die abgebende Aktionärin und die Blade Management Beteiligungs GmbH & Co. KG haben sich gegenüber den Konsortialbanken verpflichtet, innerhalb eines Zeitraums von sechs Monaten nach der Zulassung der Aktien zum Börsenhandel bestimmte Maßnahmen, die eine Wirkung auf den Markt in den Aktien der Gesellschaft haben könnten, nicht ohne vorherige schriftliche Zustimmung der Joint Bookrunners durchzuführen (zur Marktschutzvereinbarung im Einzelnen "*Das Angebot—Marktschutzerklärung, Verkaufsbeschränkungen*").

International Securities Identification Number (ISIN) DE000A0D9PT0

Wertpapierkennnummer (WKN) .. A0D 9PT

Common Code 021997102

Börsenkürzel .... MTX

Das Angebot

GEGENSTAND DES ANGEBOTS, ZEITPLAN, VERÖFFENTLICHUNGEN

Gegenstand des Angebots sind bis zu 35,65 Mio. auf den Namen lautende Stückaktien, und zwar bis zu 15,0 Mio. Neue Aktien und bis zu 16,0 Mio. Altaktien aus dem Eigentum der abgebenden Aktionärin, sowie bis zu 4,65 Mio. Altaktien aus dem Eigentum der abgebenden Aktionärin im Hinblick auf eine eventuelle Mehrzuteilung.

Das Angebot besteht aus einem öffentlichen Angebot der Neuen Aktien und der Altaktien in der Bundesrepublik Deutschland und einer Privatplatzierung außerhalb der Bundesrepublik Deutschland durch die Konsortialbanken unter Führung der Joint Bookrunners in der Zeit vom 25. Mai 2005 bis zum voraussichtlich 3. Juni 2005. Die Gesellschaft und die abgebenden Aktionäre behalten sich vor, nach Beratung mit den Joint Bookrunners den Angebotszeitraum zu verlängern oder zu verkürzen oder die Anzahl der von der abgebenden Aktionärin angebotenen Altaktien zu erhöhen oder zu verringern.

In den Vereinigten Staaten von Amerika ("Vereinigte Staaten") werden die Neuen Aktien und die Altaktien ausschlie ßlich an qualifizierte institutionelle Anleger ("Qualified Institutional Buyers") im Rahmen einer Platzierung gemäß Rule 144A des United States Securities Act von 1933 in der derzeit gültigen Fassung ("Securities Act") angeboten (mit Ausnahme der bevorrechtigten Zuteilung an Gesellschafter, Mitglieder der Geschäftsführung und Mitarbeiter von Kohlberg Kravis Roberts & Co. L.P. und assoziierten (*affilliated*) Gesellschaften und Personen, im Rahmen derer die Aktien gemäß einer anderen Ausnahme von den Registrierungserfordernissen des Securities Act privat platziert werden). Außerhalb der Vereinigten Staaten werden die Aktien der Gesellschaft im Rahmen einer Platzierung gemäß Regulation S des Securities Act angeboten. Die Aktien der Gesellschaft werden nicht gemäß Section 5 des Securities Act registriert.

Konsortialbanken des Angebots sind neben den Joint Bookrunners die Bayerische Hypo- und Vereinsbank AG, Cazenove AG, Commerzbank Aktiengesellschaft, BNP Paribas und Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien. Die 15,0 Mio. Neuen Aktien werden von der Deutschen Bank im eigenen Namen, aber für Rechnung der Konsortialbanken gezeichnet und von den Konsortialbanken zusammen mit den Altaktien mit der Verpflichtung übernommen, sie im Rahmen des Angebots zu platzieren.

Angebotsfrist, Preisspanne, Kaufpreis und Anzahl der zugeteilten Aktien

Die Angebotsfrist beginnt voraussichtlich am 25. Mai 2005 (einschließlich) und endet am 3. Juni 2005 um 12.00 Uhr (MESZ) für Privatanleger und um 14.00 Uhr (MESZ) für institutionelle Investoren.

Die Preisspanne, innerhalb derer Kaufangebote abgegeben werden können, beträgt EUR • bis EUR • pro Aktie. Die Preisspanne wird voraussichlich am 24. Mai 2005 über elektronische Medien wie Reuters und Bloomberg und voraussichtlich am 25. Mai 2005 in der Frankfurter Allgemeine Zeitung sowie zu einem späteren Zeitpunkt im Bundesanzeiger veröffentlicht. Die Gesellschaft und die die abgebende Aktionärin behalten sich vor, nach Beratung mit den Joint Bookrunners die Angebotsfrist bis zum letzten Tag der Angebotsfrist zu verlängern oder zu verkürzen, die Anzahl der angebotenen Aktien zu erhöhen oder zu verringern und/oder die untere und/oder obere Abgrenzung der Preisspanne abzusenken oder zu erhöhen.

Sofern von dieser Möglichkeit Gebrauch gemacht wird, wird dies durch Veröffentlichung über ein elektronisches Informationssystem sowie nach Maßgabe der gesetzlichen Vorschriften in einem Börsenpflichtblatt bekannt gemacht. Eine individuelle Unterrichtung einzelner Anleger, die Zeichnungsaufträge abgegeben haben, erfolgt nicht. In diesem Fall wird ein Nachtrag zu diesem Prospekt veröffentlicht werden. Die Veränderung der Preisspanne, der Anzahl der angebotenen Aktien und/oder die Verlängerung oder Verkürzung der Angebotsfrist führt nicht zum Erlöschen bereits abgegebener Kaufangebote. Anleger, die bereits ein Angebot abgegeben haben, haben jedoch die Möglichkeit, bis zum Ende der Angebotsfrist ihre bis dahin angegebenen Kaufangebote zu widerrufen oder abzuändern oder neue limitierte oder unlimitierte Kaufangebote abzugeben.

Der Kaufpreis für die Angebotenen Aktien wird mit Hilfe des im Bookbuilding-Verfahren erstellten Orderbuchs von der Gesellschaft, der abgebenden Aktionärin und den Joint Bookrunners voraussichtlich

am 3. Juni 2005 abends festgelegt. Der Kaufpreis wird voraussichtlich am 3. Juni 2005 über elektronische Medien wie Reuters, am 6. Juni 2005 in der Frankfurter Allgemeine Zeitung sowie zu einem späteren Zeitpunkt im Bundesanzeiger veröffentlicht werden und kann nach der vorgenannten Veröffentlichung über elektronische Medien bei den Konsortialbanken erfragt werden. Anleger, die ihren Kaufauftrag über eine Konsortialbank gestellt haben, können die Anzahl der ihnen zugeteilten Aktien voraussichtlich ab dem 6. Juni 2005 bei dieser Konsortialbank erfragen. Der Kaufpreis ist voraussichtlich am 8. Juni 2005 gegen Lieferung der Angebotenen Aktien zu zahlen.

Für das Angebot ist folgender Zeitplan vorgesehen:

25. Mai 2005	Beginn der Angebotsfrist
3. Juni 2005	Zulassungsbeschluss der Frankfurter Wertpapierbörse
3. Juni 2005	Letzter Tag der Angebotsfrist
3. Juni 2005	Preisfestsetzung und Zuteilung
3. Juni 2005	Veröffentlichung des Kaufpreises über elektronische Medien wie Reuters; Veröffentlichung der Hinweisbekanntmachung auf Bereithaltung des Börsenzulassungsprospekts
6. Juni 2005	Veröffentlichung des Kaufpreises in der Frankfurter Allgemeine Zeitung
6. Juni 2005	Notierungsaufnahme
8. Juni 2005	Buchmäßige Lieferung der Aktien gegen Zahlung des Kaufpreises

Der Unvollständige Verkaufsprospekt wird voraussichtlich ab dem 24. Mai 2005 bei der Gesellschaft als Download über die Internet-Seite der Gesellschaft (www.mtu.de/aktie), bei den Konsortialbanken und der in diesem Prospekt genannten Zahl- und Hinterlegungsstelle (siehe "*Allgemeine Angaben über die MTU Aero Engines Holding AG—Bekanntmachungen, Zahl- und Hinterlegungsstelle*") sowie bei der Zulassungsstelle der Frankfurter Wertpapierbörse kostenlos erhältlich sein.

Abgebende Aktionärin

Vor Durchführung des Angebots wurde das Grundkapital der Gesellschaft zu ca. 91,86% von der abgebenden Aktionärin und zu ca. 8,14% von der Blade Management Beteiligungs GmbH & Co. KG (die "Beteiligungs-KG") gehalten (siehe "*Allgemeine Angaben über die MTU Aero Engines Holding AG — Aktionärsstruktur (vor und nach Durchführung des Angebots)*"). Das Bezugsrecht der Aktionäre wird in dem voraussichtlich am 30. Mai 2005 zu fassenden Beschluss der außerordentlichen Hauptversammlung zur Erhöhung des Grundkapitals ausgeschlossen.

Sämtliche Anteile an der abgebenden Aktionärin werden von der Blade Lux Holding One S.à r.l., Luxemburg, einer Kapitalgesellschaft luxemburgischen Rechts, gehalten. Gesellschafter der Blade Lux Holding One S.à r.l. sind KKR European Fund L.P. (75%), KKR Millenium Fund (Overseas) L.P. (24,04%) und KKR Partners (International) L.P. (0,96%).

Die abgebende Aktionärin beabsichtigt, bis zu 16,0 Mio. Altaktien im Rahmen des Angebots zu verkaufen. Zusätzlich haben die Konsortialbanken die Option, zur Deckung von Mehrzuteilungen bis zu 4,65 Mio. weitere Altaktien von der abgebenden Aktionärin zu erwerben (nachfolgend auch als "Greenshoe-Aktien" bezeichnet; *siehe "Das Angebot —Stabilisierungsmaßnahmen/Mehrzuteilung/Greenshoe-Option"*). Die abgebende Aktionärin wird daher nach Durchführung des Angebots (unter Annahme der vollständigen Platzierung des Angebots und der vollständigen Ausübung der Greenshoe-Option) ca. 29,3% des Grundkapitals der Gesellschaft halten. Die Beteiligungs- KG wird nach Durchführung des Angebots (unter Annahme der vollständigen Platzierung der Neuen Aktien) ca. 5,9% des Grundkapitals der Gesellschaft halten.

Grundkapital nach Durchführung der Kapitalerhöhung

Das Grundkapital der Gesellschaft beträgt nach vollständiger Durchführung und Eintragung der Kapitalerhöhung EUR 55.000.000,00 Mio.

Prozentsatz des angebotenen Grundkapitals (nach Kapitalerhöhung)

Im Rahmen des Angebots werden unter Berücksichtigung der voraussichtlich am 30. Mai 2005 von der außerordentlichen Hauptversammlung zu beschließenden Kapitalerhöhung bis zu 56,4% der Aktien der Gesellschaft (64,8%, wenn die Greenshoe-Option voll ausgeübt wird) angeboten.

Lieferung und Abrechnung

Die Lieferung der Angebotenen Aktien gegen Zahlung des Kaufpreises erfolgt voraussichtlich am 8. Juni 2005. Die Aktien werden in einer oder mehreren Globalurkunden ohne Globalgewinnanteilscheine verbrieft, die bei der Clearstream Banking AG, Frankfurt am Main, hinterlegt werden. Die im Rahmen des Angebots erworbenen Aktien werden nach Wahl des Anlegers entweder dem Depot einer Bank bei der Clearstream Banking AG, Frankfurt am Main, für Rechnung des Anlegers oder dem Depot eines Teilnehmers an Euroclear S.A./N.V. oder Clearstream Banking S.A., Luxemburg, gutgeschrieben.

ALLGEMEINE UND BESONDERE ANGABEN ÜBER DIE AKTIEN

Stimmrecht

Jede Aktie gewährt in der Hauptversammlung der Gesellschaft eine Stimme. Beschränkungen des Stimmrechts bestehen nicht.

Gewinnanteilberechtigung

Die Neuen Aktien und die Altaktien sind mit voller Gewinnanteilberechtigung ab dem 1. Januar 2005, d.h. für das gesamte Geschäftsjahr 2005 und sämtliche folgenden Geschäftsjahre, ausgestattet.

Form und Verbriefung der Aktien

Sämtliche Aktien der Gesellschaft sind als auf den Namen lautende Stammaktien ohne Nennbetrag (Stückaktien) ausgegeben worden. Die Aktien werden in einer oder mehreren Globalurkunden ohne Gewinnanteilscheine verbrieft, die bei der Clearstream Banking AG, Frankfurt am Main, als Wertpapiersammelbank hinterlegt werden. Gemäß § 4 Abs. 4 der Satzung der Gesellschaft ist der Anspruch eines Aktionärs auf Verbriefung seines Anteils ausgeschlossen.

ISIN/Common Code/Börsenkürzel

International Securities Identification Number (ISIN)	DE000A0D9PT0
Wertpapier-Kenn-Nummer (WKN)	A0D 9PT
Common Code	021997102
Börsenkürzel	MTX

STABILISIERUNGSMAẞNAHMEN/MEHRZUTEILUNG/GREENSHOE-OPTION

Im Zusammenhang mit der Platzierung von Aktien der MTU Aero Engines Holding AG handelt UBS Limited als Stabilisierungsmanager und kann, auch durch verbundene Unternehmen im Rahmen der Vorgaben des § 5 der Verordnung zur Konkretisierung des Verbots der Marktmanipulation (MaKonV) i.V.m. § 20a Abs. 3 WpHG i.V.m. der Verordnung (EG) 2273/2003 der Kommission vom 22. Dezember 2003, Maßnahmen ergreifen, die auf die Stützung des Börsen- oder Marktpreises der Aktien der MTU Aero Engines Holding AG abzielen ("Stabilisierungsmaßnahmen"). Es besteht keine Verpflichtung des Stabilisierungsmanagers, Stabilisierungsmaßnahmen zu ergreifen. Daher wird nicht garantiert, dass Stabilisierungsmaßnahmen überhaupt durchgeführt werden. Sofern Stabilisierungsmaßnahmen ergriffen werden, können diese jederzeit ohne vorherige Bekanntgabe beendet werden. Derartige Maßnahmen können ab dem Zeitpunkt der Aufnahme der Börsennotierung der Aktien der Gesellschaft vorgenommen werden und müssen spätestens am 30. Kalendertag nach diesem Zeitpunkt beendet sein ("Stabilisierungszeitraum").

Die Stabilisierungsmaßnahmen können zu einem höheren Börsenkurs bzw. Marktpreis der Aktien der Gesellschaft führen, als es ohne diese Maßnahmen der Fall wäre. Darüber hinaus kann sich ein Börsenkurs bzw. Marktpreis auf einem Niveau ergeben, das nicht dauerhaft ist.

Nach Ende des Stabilisierungszeitraum wird gemäß Art. 9 Abs. 3 der Verordnung (EG) 2273/2003 der Kommission vom 22. Dezember 2003 innerhalb einer Woche in der Frankfurter Allgemeinen Zeitung

bekannt gegeben, ob Stabilisierungsmaßnahmen durchgeführt wurden oder nicht, zu welchem Termin mit diesen begonnen wurde, zu welchem Termin die letzte Stabilisierungsmaßnahme durchgeführt wurde sowie innerhalb welcher Kursspanne die Stabilisierungsmaßnahmen durchgeführt wurden, und zwar für jeden Termin, zu dem eine Stabilisierungsmaßnahme durchgeführt wurde. Mehrzuteilungen oder die Ausübung der Greenshoe-Option, die jeweiligen Zeitpunkte sowie Zahl und Art der betroffenen Aktien werden ebenfalls unverzüglich in dieser Weise veröffentlicht.

In Bezug auf mögliche Stabilisierungsmaßnahmen können neben den bis zu 31,0 Mio. zu platzierenden Aktien der MTU Aero Engines Holding AG weitere bis zu insgesamt 15% der angebotenen Anzahl von Aktien der MTU Aero Engines Holding AG im Rahmen der Zuteilung der zu platzierenden Aktien der MTU Aero Engines Holding AG an Investoren zugeteilt werden (sog. Mehrzuteilung). Die zur Vornahme der Mehrzuteilung benötigten Aktien der MTU Aero Engines Holding AG wurden UBS Limited als Stabilisierungsmanager im Wege einer sogenannten Wertpapierleihe vorübergehend zur Verfügung gestellt.

In diesem Zusammenhang hat die abgebende Aktionärin den Konsortialbanken die Option eingeräumt, bis dreißig Tage nach der Aufnahme der Börsennotierung der Aktien der MTU Aero Engines Holding AG bis zu 4,65 Mio. weitere Aktien der MTU Aero Engines Holding AG, d.h. 15% der angebotenen Anzahl von Aktien, zum Kaufpreis der Angebotenen Aktien (abzüglich vereinbarter Provisionen) zu erwerben (die "Greenshoe-Option"). Die Greenshoe-Option kann in dem Umfang ausgeübt werden, wie Aktien im Wege der Mehrzuteilung platziert worden sind, reduziert um die Anzahl von Aktien, die durch UBS Limited als Stabilisierungsmanager erworben wurden.

Eventuelle Ausübungen der Mehrzuteilungs- oder der Greenshoe-Option werden im Einklang mit der Verordnung (EG) 2273/2003 der Kommission vom 22. Dezember 2003 unter Angabe des Ausführungs- und Ausübungsdatums sowie der Art und Menge der betroffenen Aktien unverzüglich in der oben für Stabilisierungsmaßnahmen beschriebenen Weise veröffentlicht.

ALLGEMEINE ZUTEILUNGSKRITERIEN

Zwischen der Gesellschaft, der abgebenden Aktionärin und den Konsortialbanken werden vor Beginn der Angebotsfrist keine Vereinbarungen über das Zuteilungsverfahren- ausgenommen die bevorrechtigte Zuteilung an Mitarbeiter und Führungskräfte sowie an die Mitglieder des Vorstands und des Aufsichtsrats von MTU Aero Engines Holding AG und an Gesellschafter, Mitglieder der Geschäftsführung und Mitarbeiter von Kohlberg Kravis Roberts & Co. L.P. und assoziierten (*affiliated*) Gesellschaften und Personen wie im nachstehenden Abschnitt beschrieben—bestehen. Die Gesellschaft, die abgebende Aktionärin und die Konsortialbanken werden die "Grundsätze für die Zuteilung von Aktienemissionen an Privatanleger", die am 7. Juni 2000 von der Börsensachverständigenkommission beim Bundesministerium der Finanzen herausgegeben wurden ("Zuteilungsgrundsätze"), beachten. Die Gesellschaft, die abgebenden Aktionärin und die Konsortialbanken werden die Einzelheiten des Zuteilungsverfahrens nach Beendigung der Angebotsfrist festlegen und nach Maßgabe der Zuteilungsgrundsätze veröffentlichen. Die Zuteilung im Rahmen des Angebots an Privatanleger in Deutschland wird nach einheitlichen Kriterien für alle Konsortialbanken und ihre angeschlossenen Institute erfolgen.

BEVORRECHTIGTE ZUTEILUNG

Die Gesellschaft beabsichtigt, Aktien im Gegenwert von insgesamt bis zu 5% des Angebotsvolumens wie folgt bevorrechtigt zuzuteilen:

Die Gesellschaft beabsichtigt, den Mitarbeitern der MTU Aero Engines-Gruppe in Deutschland (einschließlich der Mitglieder des Vorstands) im Rahmen des Angebots anzubieten, unter Berücksichtigung der Bestimmungen über die steuerfreie Überlassung von Vermögensbeteiligungen an Arbeitnehmer Aktien im Gegenwert von bis zu EUR 450 je Mitarbeiter mit einem Preisnachlass von insgesamt bis zu EUR 135 je Mitarbeiter bevorrechtigt zu erwerben (insgesamt Aktien im Gegenwert von bis zu rund EUR 2,9 Mio.). Die betreffenden Mitarbeiter werden sich verpflichten, die mit Preisnachlass erworbenen Aktien bis zum 31. Dezember 2005 zu halten.

Die Gesellschaft beabsichtigt ferner, den Mitarbeitern der MTU Aero Engines-Gruppe in Deutschland (einschließlich der Mitglieder des Vorstands) im Rahmen des Angebots anzubieten, Aktien im Gegenwert

von bis zu EUR 2.000 je Mitarbeiter (insgesamt Aktien im Gegenwert von bis zu rund EUR 12,7 Mio.) mit einem Preisnachlass von 20% auf den Kaufpreis bevorrechtigt zu erwerben. Der Mindestzeichnungsbetrag beträgt EUR 200. Die betreffenden Mitarbeiter werden sich verpflichten, die mit Preisnachlass erworbenen Aktien bis zum 31. Dezember 2005 zu halten.

Weiter beabsichtigt die Gesellschaft, den Mitarbeitern der MTU Aero Engines-Gruppe in Deutschland (einschließlich der Mitglieder des Vorstands) im Rahmen des Angebots anzubieten, weitere Aktien zum Kaufpreis bevorrechtigt zu erwerben. Die betreffenden Mitarbeiter und Mitglieder des Vorstands werden sich verpflichten, die derart erworbenen Aktien bis zum 30. Juni 2005 zu halten.

Zudem beabsichtigt die Gesellschaft, im Rahmen des Angebots den Mitgliedern des Aufsichtsrats der Gesellschaft die Möglichkeit zu geben, Aktien zum Kaufpreis bevorrechtigt zu erwerben. Die Mitglieder des Aufsichtsrats werden sich verpflichten, die derart erworbenen Aktien bis zum 30. Juni 2005 zu halten.

Schließlich beabsichtigt die Gesellschaft, im Rahmen des Angebotes den Gesellschaftern, Mitgliedern der Geschäftsführung und Mitarbeitern von Kohlberg Kravis Roberts & Co. L.P. und assoziierten (*affiliated*) Gesellschaften und Personen ("KKR") die Möglichkeit zu geben, Aktien zum Kaufpreis bevorrechtigt zu erwerben. Die betreffenden Gesellschafter, Mitglied der Geschäftsführung und Mitarbeiter werden sich verpflichten, die derart erworbenen Aktien bis zum 30. Juni 2005 zu halten. Die bevorrechtigte Zuteilung an Gesellschafter, Mitglieder der Geschäftsführung und Mitarbeiter von KKR ist auf Aktien mit einem Gegenwert von insgesamt EUR 5 Mio. beschränkt.

ÜBERTRAGBARKEIT

Die Aktien der Gesellschaft sind in Übereinstimmung mit den gesetzlichen Regelungen für die Übertragung von auf den Namen lautenden Stückaktien frei übertragbar.

MARKTSCHUTZERKLÄRUNG

Die Gesellschaft (bzw. deren Vorstand oder Aufsichtsrat im Bezug auf die unter (i) und (ii) genannten Massnahmen) wird sich gegenüber den Konsortialbanken verpflichten, ohne vorherige schriftliche Zustimmung der Joint Bookrunners, innerhalb eines Zeitraums von sechs Monaten nach der Zulassung der Aktien zum Börsenhandel

(i) keine Kapitalerhöhung aus genehmigtem Kapital anzukündigen oder durchzuführen,

(ii) der Hauptversammlung der Gesellschaft keine Kapitalerhöhung zur Beschlussfassung vorzuschlagen und

(iii) außer zum Zweck der Ausgabe von Aktien oder Optionen an Führungskräfte und Mitarbeiter der Gesellschaft oder einer ihrer Tochtergesellschaften im Rahmen eines üblichen Aktienoptionsplans und im Rahmen von Sicherungsgeschäften zur Sicherung von Verpflichtungen aus solchen Optionsrechten weder direkt noch indirekt Aktien der Gesellschaft oder andere Wertpapiere, die in Aktien der Gesellschaft umgewandelt oder dafür eingetauscht werden können oder ein Recht zum Erwerb von Aktien der Gesellschaft gewähren, anzubieten, zu verpfänden, zuzuteilen, auszugeben, zu verkaufen, sich zu deren Verkauf zu verpflichten, eine Option zu deren Erwerb zu verkaufen, eine Option zu deren Veräußerung zu kaufen, die Wertpapiere anderweitig abzugeben oder zu veräußern, noch Geschäfte (einschließlich Swapgeschäfte) abzuschließen oder durchzuführen, durch die das wirtschaftliche Risiko des Aktienbesitzes ganz oder teilweise auf einen Dritten übertragen wird, unabhängig davon, ob diese Geschäfte durch Lieferung von Anteilen, durch Geldzahlungen oder andere Leistungen zu erfüllen sind.

Nicht betroffen von dieser Regelung sind Aktien, die Gegenstand dieses Prospekts sind oder von der Gesellschaft im Rahmen einer Akquisition veräußert werden soweit sichergestellt ist, dass sich der Erwerber in diesem Zusammenhang den selben Halteverpflichtungen unterwirkt, wie sie nachfolgend für die abgebende Aktionärin dargelegt sind.

Die abgebende Aktionärin und die Beteiligungs-KG werden sich darüber hinaus gegenüber den Konsortialbanken verpflichten, ohne vorherige schriftliche Zustimmung der Joint Bookrunners, innerhalb eines Zeitraums von sechs Monaten nach der Zulassung der Aktien zum Börsenhandel

(iv) keine der (weiteren) von ihnen gehaltenen Aktien der Gesellschaft oder andere Wertpapiere, die in Aktien der Gesellschaft umgewandelt oder dafür eingetauscht werden können, direkt oder indirekt anzubieten, zu verpfänden, zu verkaufen, sich zu deren Verkauf zu verpflichten, eine Option zu deren Erwerb zu verkaufen, eine Option zu deren Veräußerung zu kaufen oder die Wertpapiere in anderer Weise abzugeben oder zu veräußern,

(v) keine Geschäfte (einschließlich Swapgeschäfte) abzuschließen, durch die das wirtschaftliche Risiko des Aktienbesitzes ganz oder teilweise auf einen Dritten übertragen wird;

unabhängig davon, ob diese Geschäfte durch Lieferung von Anteilen oder durch Geldzahlungen oder andere Leistungen zu erfüllen sind,

(vi) keine Rechte im Hinblick auf eine Registrierung der Aktien der Gesellschaft oder anderer Wertpapiere, die in Aktien der Gesellschaft umgewandelt oder eingetauscht werden können unter dem Securities Act auszuüben oder solche Ausübungsrechte zu fordern, und

(vii) nicht eine Kapitalerhöhung der Gesellschaft zu initiieren, für sie zu stimmen oder in anderer Weise zu unterstützen.

Hiervon ausgenommen sind Übertragungen von Aktien der Gesellschaft an Konzernunternehmen der abgebenden Aktionärin soweit nicht sichergestellt ist, dass sich diese denselben Haltevereinbarungen unterwerfen wie die abgebende Aktionärin.

BÖRSENZULASSUNG

Die Zulassung des gesamten Grundkapitals, das nach Eintragung der vollständigen Durchführung der Kapitalerhöhung EUR 55.000.000,00 betragen wird, zum amtlichen Markt mit gleichzeitiger Zulassung zum Teilbereich des amtlichen Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse ist am 3. Mai 2005 beantragt worden. Der Beschluss der Frankfurter Wertpapierbörse über die Zulassung der Aktien zum Börsenhandel wird für den 3. Juni 2005 erwartet. Die Aufnahme des Börsenhandels ist für den 6. Juni 2005 vorgesehen.

DESIGNATED SPONSORS

Die UBS Limited, London, die Deutsche Bank Aktiengesellschaft, Frankfurt am Main, und die Goldman, Sachs International, London übernehmen die Funktion des Designated Sponsor. Ein Designated Sponsor sorgt insbesondere für eine höhere Liquidität der Aktie, indem er verbindliche Preise für den An- und Verkauf der Aktien stellt.

VERWENDUNG DES EMISSIONSERLÖSES

Der Gesellschaft fließt im Rahmen des Angebots der Emissionserlös aus der Kapitalerhöhung abzüglich der von der Gesellschaft zu tragenden Emissionskosten zu. Der Bruttoerlös aus dem Verkauf der Aktien aus der Kapitalerhöhung beträgt bei einem angenommenen Kaufpreis der Aktien in Höhe des Mittelwerts der Preisspanne ca. EUR ● . Die von der Gesellschaft zu tragende Vergütung für die Konsortialbanken beträgt unter dieser Annahme maximal ca. EUR ● Mio. Die Gesellschaft schätzt die von ihr zu tragenden weiteren Emissionskosten auf maximal ca. EUR 15 Mio.

Die Gesellschaft beabsichtigt, den Nettoemissionserlös in Höhe von ca. EUR ● zum weit überwiegenden Teil zur Rückführung von Verbindlichkeiten zu verwenden. Die Gesellschaft beabsichtigt insbesondere ein am 31. Dezember 2003 anlässlich der unter "*Allgemeine Angaben über die MTU Aero Engines Holding AG—Unternehmensgeschichte*" näher beschriebenen Akquisition der Rechtsvorgängerin der heutigen MTU Aero Engines GmbH durch die Gesellschaft und ihre Tochterunternehmen vom damaligen Veräußerer der Rechtsvorgängerin der heutigen MTU Aero Engines GmbH gewährtes Darlehen (das "Verkäuferdarlehen") zuzüglich aufgelaufener Zinsen zurückzuführen, was gemäß den Bedingungen des zugrundeliegenden Darlehensvertrags ohne Zahlung einer Vorfälligkeitsentschädigung möglich ist. Dieses Darlehen, das zum 31. März 2005 einschließlich aufgelaufener Zinsen in Höhe von ca. EUR 188,3 Mio. valutierte, wurde der MTU Aero Engines Dritte Holding GmbH, einer ehemaligen mittelbaren Tochtergesellschaft der Gesellschaft, gewährt. Die MTU Aero Engines Dritte Holding GmbH wurde mit

Eintragung im Handelsregister vom 10. Mai 2005 mit der MTU Aero Engines Zweite Holding GmbH, der ehemaligen unmittelbaren Tochtergesellschaft der Gesellschaft, verschmolzen, wodurch die Verbindlichkeiten aus dem Verkäuferdarlehen auf die MTU Aero Engines Zweite Holding GmbH übergegangen sind. Die MTU Aero Engines Zweite Holding GmbH wurde danach mit Eintragung im Handelsregister vom 10. Mai 2005 mit der Gesellschaft verschmolzen, wodurch die Verbindlichkeiten aus dem Verkäuferdarlehen auf diese übergegangen sind (zu den Verschmelzungen siehe auch "*Allgemeine Angaben über die MTU Aero Engines Holding AG—Unternehmensgeschichte*"). Die Gesellschaft beabsichtigt ferner, ein ihr am 17. Dezember 2003 von der abgebenden Aktionärin gewährtes Gesellschafterdarlehen zuzüglich aufgelaufener Zinsen zurückzuführen. Dieses Gesellschafterdarlehen belief sich ursprünglich auf EUR 69,0 Mio., wurde im Jahr 2004 in Höhe von rund EUR 1,4 Mio. zurückgezahlt, am 25. März 2005 um rund EUR 1,6 Mio. erhöht und valutierte zum 31. März 2005 einschlie ßlich aufgelaufener Zinsen in Höhe von ca. EUR 71,7 Mio. Es ist mit 3% p.a. verzinst (vgl. hierzu auch "*Geschäfte und Rechtsbeziehungen mit nahestehenden Personen*").

Der Nettoerlös aus dem Verkauf der Altaktien fließt der abgebenden Aktionärin zu.

Risikofaktoren

Anleger sollten bei der Entscheidung über den Kauf der Aktien die nachfolgenden besonderen Risikofaktoren, verbunden mit den anderen in diesem Prospekt enthaltenen Informationen, sorgfältig lesen und berücksichtigen. Die Realisierung eines oder mehrerer dieser Risiken kann erhebliche nachteilige Auswirkungen auf die Vermögens-, Finanz- und Ertragslage der MTU Aero Engines Holding AG haben. Der Börsenkurs der Aktien der Gesellschaft könnte aufgrund der Realisierung jedes dieser Risiken erheblich fallen und Anleger könnten ihre Anlage teilweise oder sogar ganz verlieren. Die nachstehend beschriebenen Risiken sind nicht die einzigen Risiken, denen MTU Aero Engines sowie ihre Tochtergesellschaften und Beteiligungen im In- und Ausland ausgesetzt ist. Weitere Risiken und Unsicherheiten, die der Gesellschaft gegenwärtig nicht bekannt sind, oder die die Gesellschaft gegenwärtig für unwesentlich erachtet, könnten ebenfalls den Geschäftsbetrieb der MTU Aero Engines beeinträchtigen und erhebliche nachteilige Auswirkungen auf ihre Vermögens-, Finanz- und Ertragslage haben. Die Reihenfolge, in der die nachfolgenden Risiken aufgeführt werden, enthält keine Aussage über die Wahrscheinlichkeit ihrer Realisierung.

Einige der nachfolgenden Risiken sind entsprechend den Geschäftsfeldern der Gesellschaft zusammengefasst, in denen die jeweiligen Risiken am meisten relevant sind. Risiken, die vor allem für ein bestimmtes Geschäftsfeld bestehen, können jedoch auch für andere Geschäftsfelder oder für das ganze Unternehmen relevant sein.

RISIKEN IN ZUSAMMENHANG MIT DER GESCHÄFTSTÄTIGKEIT

Allgemeines

Die Gesellschaft ist in einem von intensivem Wettbewerb geprägten Umfeld tätig. Dies kann dazu führen, dass die Gesellschaft aufgrund von Faktoren, die außerhalb ihres Einflussbereichs liegen, Marktanteile verliert und sich ihre Wettbewerbsposition verschlechtert.

Der auf dem Markt für Triebwerksmodule und -komponenten herrschende intensive Wettbewerb hat Auswirkungen auf alle Geschäftsbereiche der Gesellschaft sowie ihrer Tochtergesellschaften und Beteiligungen in In- und Ausland.

Einige Triebwerksprogramme, an denen die Gesellschaft über ihre Geschäftsfelder Ziviles Triebwerksgeschäft bzw. Militärisches Triebwerksgeschäft beteiligt ist, sind dem Wettbewerb durch andere Triebwerksprogramme ausgesetzt, mit denen dieselben Flugzeuge ausgestattet werden können. Folglich hängt der Erfolg der Gesellschaft teilweise von der Fähigkeit ihrer Original Equipment Manufacturer ("OEM") -Partner ab, ihre Triebwerksprogramme erfolgreich an Fluggesellschaften und Regierungen zu verkaufen. Hinsichtlich der Beteiligung an Triebwerksprogrammen entsteht zusätzlicher Wettbewerb sowohl durch andere Komponentenhersteller als auch durch OEMs selbst, die Module und Komponenten teilweise selbst herstellen und diese nicht an Partner vergeben.

Ferner ist die Gesellschaft, wie auch die OEMs, beim Verkauf von Triebwerksmodulen und -komponenten auf dem Ersatzteilmarkt, auf dem sie einen erheblichen Teil ihrer Gewinne erzielt, Wettbewerb ausgesetzt. In diesem Bereich gehören zu ihren Wettbewerbern u.a. Lieferanten von PMA-Teilen (Parts Manufacturer Approval), d.h. von der US-Luftfahrtbehörde (US Federal Aviation Administration—"FAA") zugelassene Nachahmerteile, die in ihrer Konstruktion und Funktionsweise mit den Originalteilen weitgehend identisch sind, und die in Bezug auf bestimmte Komponenten rasch Marktanteile gewinnen. Wenngleich die Gesellschaft in dem Wettbewerb durch die Hersteller von PMA-Teilen derzeit keine wesentliche Gefahr für ihr Geschäft als Ganzes sieht, konkurrieren Hersteller von PMA-Teilen im Hinblick auf einzelne, in der Regel reifere Triebwerksprogramme erfolgreich um das Ersatzteilgeschäft. Der Wettbewerb durch die Hersteller von PMA-Teilen könnte sich künftig verstärken. Daneben ist die Gesellschaft einem zunehmenden Wettbewerb durch Anbieter von Reparaturverfahren für bestimmte Komponenten ausgesetzt, die durch "Designated Engineering Representatives" ("DER") zugelassen werden; DER sind unabhängige Fachleute, die von der FAA zugelassen sind und die von den Anbietern entwickelte Verfahren für die Reparatur von Triebwerksteilen genehmigen. Siehe Abschnitt "*Angaben über Geschäftstätigkeit—Wettbewerb—Ziviles Triebwerksgeschäft*".

Wettbewerb besteht schließlich auch im Geschäftsfeld Zivile Instandhaltung. Als unabhängiger Anbieter von Triebwerksinstandhaltungsdienstleistungen steht die Gesellschaft im Wettbewerb zu den Instandhaltungssparten von Fluggesellschaften, die enge Beziehungen zu vielen der potenziellen Kunden der Gesellschaft haben und umfassende Instandhaltungsdienstleistungen (für Flugzeug, Triebwerke und Anbaugeräte) auch für andere Fluggesellschaften anbieten. Ein Großteil des Wettbewerbs geht zudem von den Instandhaltungssparten der OEMs aus. Die OEMs verfügen in diesem Bereich über erhebliche Vorteile, die zum Teil darauf basieren, dass sie Instandhaltungsverträge mit Fluggesellschaften an den Verkauf von Triebwerken koppeln können. Der Anteil der OEMs am Markt für Zivile Instandhaltung hat sich drastisch erhöht; die OEMs waren in jüngster Zeit insbesondere bei der Aushandlung langfristiger Instandhaltungsverträge (üblicherweise für eine Dauer von etwa 10 Jahren) in Verbindung mit dem Verkauf neuer Triebwerke erfolgreich. Zusätzlicher Wettbewerb ergibt sich aus der zunehmenden Verwendung von PMA-Teilen an Stelle der von der Gesellschaft entwickelten Reparaturverfahren. Siehe Abschnitt "*Angaben über die Geschäftstätigkeit—Wettbewerb—Zivile Instandhaltung*".

In den Geschäftsfeldern Ziviles Triebwerksgeschäft und Militärisches Triebwerksgeschäft sind die Hauptwettbewerber der Gesellschaft die großen OEMs Pratt & Whitney, General Electric, Rolls Royce und Snecma. Weitere wichtige Wettbewerber sind Ishikawajima-Harima Heavy Industrie ("IHI"), Avio, Volvo Aero und Industria de Turbo Propulsores, S.A. ("ITP"). Die Wettbewerber der Gesellschaft verfügen möglicherweise über größere Ressourcen als die Gesellschaft und können sich demzufolge unter Umständen schneller auf neue oder aufkommende Technologien sowie auf geänderte Kundenbedürfnisse einstellen oder für die Vermarktung und den Verkauf ihrer Produkte mehr Mittel aufwenden als die Gesellschaft. Unter den Anbietern von Modulen und Komponenten herrscht seit jeher Wettbewerb in Bezug auf Kosten, Technologie, Qualität und Service. Um einen Wettbewerbsvorteil aufzubauen und aufrechtzuerhalten, bedarf es nach Ansicht der Gesellschaft kontinuierlicher Investitionen in Technologie, Produktentwicklung, Herstellungsverfahren, Vertrieb und Marketing. Die Gesellschaft verfügt unter Umständen nicht über ausreichend Ressourcen für die Investitionen, die notwendig sind, damit sie sich auf dem Markt erfolgreich behaupten kann.

Jeder der vorstehend beschriebenen Faktoren kann wesentliche nachteilige Auswirkungen auf die Geschäftstätigkeit und die Vermögens-, Finanz- und Ertragslage der Gesellschaft haben.

Die Gesellschaft ist in hohem Maße abhängig von einigen ihrer Kunden.

In dem Geschäftsjahr der Gesellschaft, das am 31. Dezember 2004 endete, waren die fünf größten Kunden der Gesellschaft General Electric, Pratt & Whitney, IAE (das aus Pratt & Whitney, Rolls Royce, Japanese Aero Corp. und MTU Aero Engines bestehende Konsortium), Eurojet Turbo GmbH (Rolls Royce, MTU Aero Engines, Avio und ITP) und Turbo-Union, Ltd. (Rolls Royce, MTU Aero Engines und Avio). Auf diese Kunden entfielen in diesem Zeitraum rund 18%, 17%, 12%, 10% bzw. 7% oder insgesamt 64% der Gesamtumsatzerlöse aus Verkauf von Triebwerksmodulen und -komponenten sowie Triebwerksinstandhaltung. Die Fähigkeit dieser und anderer OEM-Kunden der Gesellschaft sowie der Allianzen, an denen die Gesellschaft beteiligt ist, Aufträge im Triebwerksgeschäft zu akquirieren, wirkt sich unmittelbar auf die Umsatzerlöse der Gesellschaft aus. Hinzu kommt, dass trotz langfristiger Kooperationsverträge mit verschiedenen OEMs und anderen Marktteilnehmern diese Verträge von den jeweiligen Vertragsparteien der Gesellschaft unter bestimmten Umständen, z.B. Veränderungen der Aktionärsstruktur der Gesellschaft, mit sofortiger Wirkung oder relativ kurzfristig gekündigt werden können. Der Verlust eines der Hauptkunden der Gesellschaft könnte wesentliche nachteilige Auswirkungen auf die Geschäftstätigkeit und die Vermögens-, Finanz- und Ertragslage der Gesellschaft haben.

Daneben könnten ein deutlicher Rückgang der Bestellungen der wichtigsten Endkunden der Gesellschaft (in erster Linie zivile Fluggesellschaften, Transport-/Cargogesellschaften und Leasing-Unternehmen) oder finanzielle Schwierigkeiten dieser Endkunden wesentliche nachteilige Auswirkungen auf die Geschäftstätigkeit und die Vermögens-, Finanz- und Ertragslage der Gesellschaft haben.

Der Geschäftsbereich Militärisches Triebwerksgeschäft der Gesellschaft ist in hohem Maße davon abhängig, dass die deutsche und andere europäische Regierungen ihre militärischen Beschaffungsprogramme weiter fortsetzen. Siehe Abschnitt "*—Militärisches Triebwerksgeschäft—Eine Kürzung der Verteidigungshaushalte in Deutschland oder anderen europäischen Ländern, Änderungen bei den Finanzierungsprioritäten oder Verzögerungen der Flugzeugproduktion bei den Programmen, an denen*

die Gesellschaft beteiligt ist, können den Verkauf von militärischen Triebwerken mit Modulen und Komponenten der Gesellschaft und den Markt für Militärflugzeugen beeinträchtigen und die Umsatzerlöse der Gesellschaft schmälern sowie ihre Kosten erhöhen".

Lieferschwierigkeiten bei den Hauptzulieferern der Gesellschaft könnten die Produktion verzögern und sich nachteilig auf die Umsatzerlöse der Gesellschaft auswirken.
Die Gesellschaft ist stark von der Verfügbarkeit wichtiger Komponenten, Fertigerzeugnisse, Dienstleistungen und Rohmaterialien abhängig, die sie von ihren Zulieferern kauft und die teilweise nur begrenzt verfügbar sind oder mittelfristig nur von einer einzigen Quelle bezogen werden können. Darüber hinaus haben einige Zulieferer der Gesellschaft (insbesondere für komplexe Schmiede- und Gussteile und ähnliche Produkte) begrenzte Produktionskapazitäten und benötigen für die Herstellung von Vorprodukten lange Durchlaufzeiten. Aus diesem Grund muss die Gesellschaft ihren künftigen Bedarf an diesen Vorprodukten im Voraus planen können. In vielen Fällen sind ihre Zulieferer die einzige geeignete Quelle für die jeweiligen Produkte, und die Gesellschaft wäre nicht in der Lage, Ersatzprodukte zu angemessenen Preisen bzw. überhaupt zu beziehen, falls ihr Bedarf die Verfügbarkeit bei ihren derzeitigen Zulieferern übersteigen würde. Des Weiteren ist die Gesellschaft von der Fähigkeit ihrer Zulieferer abhängig, Komponenten, Fertigerzeugnisse, Dienstleistungen und Rohmaterialien bereitzustellen, die die relevanten Spezifikationen, Qualitätsstandards und Liefertermine erfüllen. Der Preis vieler der von der Gesellschaft verwendeten Rohmaterialien kann aus unterschiedlichen Gründen stark schwanken, wie etwa Angebotsschwankungen, größere Kapazitätsausweitungen oder -senkungen oder Störungen des Betriebs von Anlagen. Die vorgenannten Schwankungen schränken die Fähigkeit der Gesellschaft ein, ihre künftigen Kosten für Rohmaterialien —und somit ihre Fertigungskosten und ihre Rentabilität—exakt vorauszusagen. Obwohl einige Verträge sogenannte Preisgleitklauseln enthalten, kann die Gesellschaft Kostensteigerungen bei Rohmaterialien weder an ihre Partner in Triebwerksprogrammen noch an einige ihrer Kunden mit langfristigen Verträgen weitergeben. Auch die Weitergabe von Kostensteigerungen an die sonstigen Kunden der Gesellschaft ist nicht immer möglich. Hinzu kommt, dass Zulieferer der Gesellschaft eigene Kostensteigerungen bei Rohmaterialien an die Gesellschaft teilweise weitergeben können. Schwierigkeiten mit Zulieferern könnten sich nachteilig auf die Produktionszeitpläne und die Reputation der Gesellschaft auswirken und könnten wesentliche nachteilige Auswirkungen auf die Geschäftstätigkeit und die Vermögens-, Finanz- und Ertragslage der Gesellschaft haben.

Die größten Zulieferer der Gesellschaft für die Herstellung ziviler und militärischer Triebwerke sind die Leistritz Turbomaschinen Technik GmbH und die Aerotech Peissenberg GmbH & Co. KG, die 2004 nach einer Schätzung des Managements zusammen ca. 30% des Gesamtbezugsvolumens der Gesellschaft für die Triebwerksherstellung ausmachten.

Die größten Zulieferer der Gesellschaft im Bereich zivile Instandhaltung sind IAE und General Electric, die nach einer Schätzung des Managements ca. 42% des Gesamtbezugsvolumens der Gesellschaft im Bereich zivile Instandhaltung im Jahr 2004 ausmachten.

Der Erfolg der Gesellschaft ist abhängig von ihren Forschungs- und Entwicklungsinitiativen. Es ist nicht gesichert, dass diese den Anforderungen der Kunden der Gesellschaft insbesondere in Bezug auf Zeit- und Kostenfaktoren gerecht werden.
Die Forschungs- und Entwicklungsaktivitäten der Gesellschaft werden aus drei Quellen finanziert: Dem eigenen Cashflow, den Endkunden des Militärischen Triebwerksgeschäfts und in einem sehr begrenzten Umfang durch die Kunden des Geschäftsbereichs Ziviles Triebwerksgeschäft.

Von 2001 bis 2003 hat die Gesellschaft die von ihr getragenen Forschungs- und Entwicklungsausgaben durch Investitionen in neue Projekte drastisch erhöht—in den Jahren 2002 und 2003 beliefen sich die Ausgaben auf EUR 129 Mio. (ca. 5,9% der Umsatzerlöse) bzw. EUR 171 Mio. (ca. 8,8% der Umsatzerlöse). Im Jahr 2004 betrugen die von der Gesellschaft getragenen Forschungs- und Entwicklungsausgaben EUR 156 Mio. (ca. 8,1% der Umsatzerlöse). Ein Großteil dieser Ausgaben bezog sich auf die Entwicklungskosten für die beiden großen Triebwerksprogramme GP7000 (Airbus A380) und PW6000 (Airbus A318).

Es ist nicht gesichert, dass die hohen Ausgaben für Forschung und Entwicklung und für Investitionen zu neuen Absatzmöglichkeiten oder zu Produktivitätssteigerungen führen werden, die die Höhe der Ausgaben rechtfertigen. Es ist ferner denkbar, dass die Gesellschaft bestimmte Technologien und Funktionen im Vorgriff auf neue Programme ihrer Kunden entwickelt. Sollten die entsprechenden Programme nicht

plangemäß oder überhaupt nicht voranschreiten, können sich die Forschungs- und Entwicklungskosten und die damit verbundenen Investitionen, die in Erwartung der entsprechenden Kundenprogramme getätigt wurden, unter Umständen nicht amortisieren. Wenn sich diese Kosten oder Ausgaben nicht amortisieren oder wenn die entsprechenden Kundenprogramme nicht wie erwartet voranschreiten, könnte dies wesentliche nachteilige Auswirkungen auf die Geschäftstätigkeit und die Vermögens-, Finanz- und Ertragslage der Gesellschaft haben. Falls die Gesellschaft nicht in der Lage ist, den gemäß einer RRSP- oder einer ähnlichen Vereinbarung erforderlichen Beitrag zu Technologie oder Design zu leisten, kann es zudem sein, dass sie zusätzliche finanzielle Mittel zur Sicherstellung der Erbringung ihres Beitrags aufwenden oder anstelle ihres Beitrags hohe Ausgleichszahlungen an die übrigen Mitglieder der RRSP leisten muss. Außerdem muss die Gesellschaft unter Umständen Strafzahlungen an ihre RRSP-Partner leisten, wenn sie Lieferzeitpläne nicht einhält oder bestimmte Entwicklungsziele nicht erreicht.

Die Gesellschaft ist von Mitarbeitern in Schlüsselpositionen abhängig. Es ist nicht gesichert, dass die Gesellschaft in der Lage sein wird, diese Mitarbeiter im Unternehmen zu halten oder zusätzliche qualifizierte Mitarbeiter einzustellen.

Die Gesellschaft ist der Überzeugung, dass ihr zukünftiger Erfolg zu einem großen Teil von den Leistungen ihrer Mitarbeiter in Schlüsselpositionen (z.B. Ingenieure oder andere Fachleute) abhängt. Für viele Schlüsselpositionen der Gesellschaft sind neue Mitarbeiter mit den erforderlichen Fachkenntnissen und Fähigkeiten nur schwierig zu finden. Der Wettbewerb um entsprechende Mitarbeiter hat in den letzten Jahren zugenommen und könnte künftig noch intensiver werden. Die Gesellschaft geht davon aus, dass Mitarbeiter in Schlüsselpositionen aufgrund ihrer Fachkenntnisse für Wettbewerber oder andere Arbeitgeber attraktiv sind. Die Erfüllung des Geschäftsplans der Gesellschaft sowie ihrer Tochtergesellschaften und Beteiligungen im In- und Ausland wird davon abhängen, ob es ihr bzw. diesen gelingt, qualifizierte Mitarbeiter einzustellen und im Unternehmen zu halten. Sollte dies nicht gelingen, könnte dies wesentliche nachteilige Auswirkungen auf die Geschäftstätigkeit und die Vermögens-, Finanz- und Ertragslage der Gesellschaft haben und ihre Fähigkeit beeinträchtigen, bestehende Geschäfte zu erhalten und Neugeschäft zu akquirieren.

Die Gesellschaft ist anfällig für Wechselkursschwankungen, da sie Vermögensgegenstände, Verbindlichkeiten, Umsatzerlöse und Kosten in unterschiedlichen Währungen hat.

Die Abschlüsse der Gesellschaft werden in Euro erstellt. Die Gesellschaft tätigt Transaktionen in anderen Währungen als dem Euro-insbesondere in US-Dollar -und wird dies auch künftig tun, und ist somit anfällig für Wechselkursschwankungen.

Die Herstellungskosten der Gesellschaft fallen hauptsächlich in Euro an, während sie den Großteil ihrer Umsatzerlöse in US-Dollar und anderen Währungen erzielt; ein weiterer Anstieg des Euro gegenüber dem US-Dollar und anderen Währungen, in denen die Gesellschaft Umsatzerlöse erzielt, könnte sich daher nachteilig auf ihre Umsatzrendite und Cashflows auswirken.

Die Gesellschaft hat Vermögensgegenstände, Verbindlichkeiten, Umsatzerlöse und Kosten in verschiedenen anderen Währungen als Euro; infolgedessen wirken sich Wechselkursschwankungen auf die in Euro ausgewiesene Vermögens-, Finanz- und Ertragslage der Gesellschaft aus.

Um ihre Anfälligkeit für Wechselkursschwankungen zwischen dem Euro und dem US-Dollar zu begrenzen, tätigt die Gesellschaft Devisentermingeschäfte. Im am 31. Dezember 2004 beendeten Geschäftsjahr wurde das US-Dollar-Nettowährungsrisiko der Gesellschaft (nach Berücksichtigung von Tilgungsleistungen) in Höhe von USD 195 Mio. zu 100% mit einer durchschnittlichen Hedge Rate von 1,2553 abgesichert. Dennoch können Wechselkursschwankungen zwischen dem Euro und dem US-Dollar und anderen Währungen weiterhin nachteilige Auswirkungen auf die Ergebnisse der Gesellschaft haben. Zudem haben Währungsschwankungen gegenwärtig und möglicherweise auch künftig wesentliche Auswirkungen auf die Vergleichbarkeit der Ergebnisse einzelner Berichtsperioden. Die Strategien der Gesellschaft zur Absicherung gegen Wechselkursschwankungen könnten aus unterschiedlichen Gründen nicht erfolgreich sein. Dies könnte wesentliche nachteilige Auswirkungen auf die Geschäftstätigkeit und die Vermögens-, Finanz- und Ertragslage der Gesellschaft haben.

Produkthaftungsansprüche, auch wegen Mängeln an von Dritten hergestellten Produkten, und Versicherungskosten können sich nachteilig auf die Vermögens- und Finanzlage der Gesellschaft auswirken.

Die Gesellschaft haftet im Rahmen ihrer Geschäftsaktivitäten möglicherweise für Personen- und Sachschäden infolge des Versagens der von ihr oder einem ihrer RRSP-Partner konstruierten, entwickelten, hergestellten oder zugelieferten Triebwerkskomponenten bzw. der vor ihr gewarteten Triebwerke. Gemäß den meisten Konsortial- und RRSP-Verträgen der Gesellschaft haften die Konsortial- oder RRSP-Partner anteilig entsprechend ihrer jeweiligen Beteiligung am Konsortium bzw. Programm für die Ansprüche Dritter, unabhängig vom Verschulden des einzelnen Partners. Darüber hinaus hat der Konsortialführer des Programms (in der Regel ein OEM) im Allgemeinen das Recht, Ansprüche Dritter eigenständig im Namen aller Beteiligten abzuwickeln oder zu begleichen. Infolgedessen können auf die Gesellschaft erhebliche Haftungsansprüche zukommen, die nicht direkt mit ihren Produkten zusammenhängen und auf die sie keinen oder nur einen geringen Einfluss hat.

Als Bedingung für die Teilnahme der Gesellschaft an RRSPs verlangen die meisten RRSP-Verträge, dass sich die Gesellschaft gegen verschiedene Verbindlichkeiten aus diesen Verträgen versichert. Ein solcher Versicherungsschutz ist mit erheblichen Kosten verbunden und könnte möglicherweise künftig nur zu unangemessen hohen Preisen erhältlich sein. Darüber hinaus deckt eine Versicherung in der Regel nicht alle Verbindlichkeiten ab, die im Rahmen von RRSPs entstehen könnten, wie z.B. Vertragsstrafen für Verzögerungen. Verbindlichkeiten, die nicht durch eine Versicherung gedeckt sind und für die Dritte nicht ausreichend Schadenersatz leisten, könnten wesentliche nachteilige Auswirkungen auf die Geschäftstätigkeit und die Vermögens-, Finanz- und Ertragslage der Gesellschaft haben.

Umwelthaftung kann für die Gesellschaft hohe Kosten verursachen, was wesentliche nachteilige Auswirkungen auf die Geschäftstätigkeit und die Vermögens-, Finanz- und Ertragslage der Gesellschaft haben könnte.

Für die Standorte und Anlagen der Gesellschaft gelten in jeder Jurisdiktion, in der sie tätig ist, Gesetze und Vorschriften zu Umwelt- und Arbeitsschutz sowie Arbeitssicherheit. Möglicherweise erfüllt die Gesellschaft diese Vorschriften nicht lückenlos, was zu hohen Geldbußen oder Strafen, einschließlich strafrechtlicher Sanktionen, führen kann. Für einige der Geschäftsaktivitäten der Gesellschaft sind Genehmigungen oder Erlaubnisse erforderlich, durch die Umweltverschmutzung vermieden oder verringert werden soll. Diese Genehmigungen können von den entsprechenden Behörden verlängert, geändert, ausgesetzt und widerrufen werden. Die Gesellschaft hat in der Vergangenheit Investitionen und andere Ausgaben getätigt, um die Einhaltung dieser Gesetze und Vorschriften zu erreichen oder dauerhaft zu erfüllen, und wird dies auch künftig tun.

Eigentümer und Betreiber belasteter Grundstücke müssen nach geltendem Recht unter Umständen die Kosten für die Untersuchung und die Beseitigung von Umweltbelastungen tragen, unabhängig davon, ob sie für die entsprechende Belastung verantwortlich sind oder nicht. Einige der Standorte der Gesellschaft wurden in der Vergangenheit sowohl von ihr als auch von anderen Unternehmen industriell genutzt, und es könnte sein, dass Umweltbelastungen, die vor der Nutzung eines Standorts durch die Gesellschaft verursacht wurden, von ihr beseitigt werden müssen. Es könnten auf die Gesellschaft künftig erhebliche Kosten zukommen, wenn alte oder neue Umweltbelastungen auf ihren Standorten oder in Einrichtungen, in denen die Gesellschaft ihren Abfall entsorgt, festgestellt werden. Darüber hinaus könnte der Erlass neuer Rechtsvorschriften oder die strengere Durchsetzung bestehender Rechtsvorschriften dazu führen, dass die Gesellschaft zusätzliche Ausgaben tätigen oder unvorhergesehene Verbindlichkeiten übernehmen muss, was wesentliche nachteilige Auswirkungen auf ihre Geschäftstätigkeit und ihre Vermögens-, Finanz- und Ertragslage haben könnte.

MTU Aero Engines ist Risiken im Hinblick auf zukünftige Akquisitionen ausgesetzt.

Die Gesellschaft könnte in der Zukunft Akquisitionen tätigen, wenn sie der Ansicht ist, dass diese beispielsweise zu Synergieeffekten, Kostenreduzierungen oder einem Ausbau der Wettbewerbsposition der Gesellschaft führen kann. Entsprechende Akquisitionen würden zu einer Erhöhung der Verschuldung und der Zinslast führen. Mit Akquisitionen sind ferner Risiken, wie Schwierigkeiten bei der Integration übernommener Unternehmen sowie ihrer Produkte und Dienstleistungen in den eigenen Geschäftsbetrieb in operationeller und technischer Hinsicht verbunden. Außerdem binden Akquisitionen Managementressourcen, die ansonsten anderweitig im Interesse des Unternehmens eingesetzt werden

könnten. Aus diesen Gründen könnten Akquisitionen wesentliche nachteilige Auswirkungen auf die Geschäftstätigkeit der Gesellschaft und ihre Vermögens-, Finanz- und Ertragslage haben.

Die operativen Tochtergesellschaften der MTU Aero Engines Holding AG unterliegen restriktiven Kreditbedingungen, die die Gesellschaft in ihrer operativen Flexibilität einschränken.

Die Anleihebedingungen der Senior Notes enthalten Regelungen, die die Flexibilität einiger Tochterunternehmen der Gesellschaft u.a. in folgenden Bereichen einschränken:

- Zahlung von Dividenden oder anderen Ausschüttungen oder Ausleihungen an die Gesellschaft,
- Aufnahme von Verbindlichkeiten und Übernahme von Bürgschaften,
- Tätigung von Investitionen und Vornahme von bestimmten Zahlungen,
- Einräumung von Pfandrechten oder anderen Sicherungsrechten,
- Abschluss von Verträgen, die die Fähigkeit zur Ausschüttung von Dividenden durch Tochtergesellschaften beschränken und
- Konsolidierung, Zusammenschluss oder Verkauf aller oder im Wesentlichen aller ihrer Vermögenswerte.

Wiewohl diese Abreden nicht über das übliche Maß der Beschränkungen bei mit den Senior Notes vergleichbaren Schuldverschreibungen hinausgehen und eine Reihe von Freiräumen festlegen, könnten sie die Fähigkeit der Gesellschaft beeinträchtigen, ihre künftige Geschäftstätigkeit sowie ihren Kapitalbedarf zu finanzieren, Akquisitionen sowie andere Geschäftsaktivitäten zu verfolgen, die für sie von Interesse sein könnten, Dividenden auszuschütten und Aktien von ihren Aktionären zurückzukaufen. Dies könnte wesentliche nachteilige Auswirkungen auf die Geschäftstätigkeit und die Vermögens-, Finanz- und Ertragslage der Gesellschaft haben.

Die Gesellschaft ist Partei vieler Verträge, die Wettbewerbsverbote enthalten, die der Gesellschaft die Beteiligung an Programmen oder die Bereitstellung von Modulen und Komponenten für konkurrierende Triebwerke untersagen. Sie enthalten ebenfalls sogenannte Change of Control Klauseln. Diese vertraglichen Regelungen können die zukünftige Entwicklung des Geschäfts der Gesellschaft einschränken.

Die Gesellschaft hat in den Geschäftsbereichen Ziviles Triebwerksgeschäft und Militärisches Triebwerksgeschäft eine Vielzahl von Verträgen abgeschlossen, darunter den Kooperationsvertrag (General Collaboration Agreement) mit Pratt & Whitney und viele der mit OEMs abgeschlossenen RRSP-Verträge, die ihr die Beteiligung an Programmen, die mit den betreffenden Triebwerksprogrammen im Wettbewerb stehen (oder vergleichbaren Schubklassen angehören), untersagen oder ihr die Bereitstellung von Komponenten für konkurrierende Triebwerksprogramme verbieten.

Diese Bestimmungen können die Gesellschaft an der Beteiligung an neuen Triebwerksprogrammen hindern, einschließlich solcher Programme, die wirtschaftlich attraktiver sind als die Programme, an denen die Gesellschaft derzeit beteiligt ist. Hierdurch werden die Umsatzerlöse zudem an den Erfolg der Programme ihrer Partner gekoppelt. Entsprechende Beschränkungen können sich bei einzelnen Triebwerksprogrammen über 20 bis 25 Jahre oder auf die gesamte Laufzeit eines Programms erstrecken. Dies kann dazu führen, dass die Gesellschaft von wirtschaftlich attraktiven anderweitigen Geschäften ausgeschlossen ist und die künftige Entwicklung ihres Geschäfts mit zivilen und militärischen Triebwerken beeinträchtigt wird, was wesentliche nachteilige Auswirkungen auf ihre Geschäftstätigkeit und ihre Vermögens-, Finanz- und Ertragslage haben könnte.

Daneben enthalten viele Verträge der Gesellschaft in den Geschäftsbereichen Ziviles Triebwerksgeschäft, Militärisches Triebwerksgeschäft und Zivile Instandhaltung sogenannte Change of Control Klauseln, die den jeweiligen Vertragspartner beim Erwerb der Kontrolle über die Gesellschaft durch einen Dritten zur Kündigung berechtigen. Eine Reihe der Verträge der Gesellschaft gewähren ihren Vertragspartnern beispielsweise ein Kündigungsrecht, wenn einer der Wettbewerber ihrer Partner einen bestimmten Prozentsatz der Stimmrechte der Gesellschaft erwirbt (normalerweise 25-30% des Grundkapitals). Die Gesellschaft ergreift weder gegenwärtig noch zukünftig Maßnahmen, um sicherzustellen, dass entsprechende Change of Control Klauseln nicht durch Aktienkäufe an der Börse ausgelöst werden.

Obwohl jeder, der 5%, 10%, 25%, 50% oder 75% der Stimmrechte der Gesellschaft erwirbt, die Gesellschaft gemäß dem deutschen Wertpapierhandelsgesetz von diesem Erwerb in Kenntnis setzen muss, wäre die Gesellschaft nicht in der Lage, einen Erwerber ihrer Aktien am Überschreiten der jeweiligen Stimmrechtsschwelle zu hindern. Falls ein Kontrollwechsel entweder beabsichtigter- oder unbeabsichtigterweise infolge des Kaufs der Aktien der Gesellschaft an der Börse eintritt, könnte die Gesellschaft wertvolle Beziehungen zu ihren Partnern sowie Umsatzerlöse verlieren, was wesentliche nachteilige Auswirkungen auf die Geschäftstätigkeit und die Vermögens-, Finanz- und Ertragslage Gesellschaft sowie auf ihre Geschäftsaussichten hätte.

Ziviles Triebwerksgeschäft

Ein wesentlicher Teil der Umsatzerlöse der Gesellschaft aus dem Geschäft mit zivilen Antrieben geht auf RRSP-Verträge zurück. Diese Verträge können mit erheblichen Risiken für die Gesellschaft verbunden sein, u.a. einer mangelnden Kontrolle über die von der RRSP abgedeckten Aktivitäten sowie Verluste aus Vorleistungen für Konstruktion und Entwicklung, Kostenüberschreitungen, Garantien, Gewährleistungen und Vertragsstrafen. Jeder dieser Faktoren könnte nachteilige Auswirkungen auf die Geschäftstätigkeit und die Vermögens-, Finanz- und Ertragslage der Gesellschaft haben.
Die Gesellschaft hat eine Reihe von RRSP-Verträgen mit OEMs, darunter Pratt & Whitney, General Electric und, durch ihre Beteiligung am IAE-Konsortium, Rolls Royce, über die Entwicklung, die Produktion und den Verkauf ziviler Triebwerke abgeschlossen. Gemäß diesen Verträgen trägt sie zur Entwicklung und Produktion von Triebwerksprogrammen bei und hat im Gegenzug Anspruch auf einen Teil der durch den Verkauf von Triebwerken, Komponenten und Ersatzteilen erzielten Umsatzerlöse.

Diese Verträge sind nach Ansicht der Gesellschaft sowohl für ihre Geschäftstätigkeit im Allgemeinen als auch für den Aufbau langfristiger Beziehungen zu den OEMs von Bedeutung. Mit RRSP Verträgen sind allerdings auch Risiken verbunden:

- Der OEM beherrscht während der gesamten Laufzeit eines Triebwerksprogramms die Beziehung zum Endkunden, einschließlich der Preisfestsetzung für Triebwerke und Ersatzteile, Preisnachlässe (einschließlich der Finanzierung von Triebwerks- und Flugzeugkäufen auf eine Weise, bei der gemäß dem RRSP-Vertrag letztlich Regressansprüche gegen die Gesellschaft bestehen können), der Gewährung von Garantien sowie der Festlegung und Änderung von Gewährleistungs- und anderen Serviceregelungen. Daher hat der OEM u.a. die Kontrolle über die Umsatzerlöse aus den Verkäufen, und die Fähigkeit der Gesellschaft, ihre Umsatzerlöse und Gewinne vorauszusagen, ist insoweit begrenzt, als der OEM von der zuvor üblichen Preis-, Diskontierungs- oder Servicepolitik abweichen kann;
- durch RRSP-Verträge kann der OEM im Allgemeinen zahlreiche andere Aspekte der Zusammenarbeit nach seinem Ermessen kontrollieren. So ist er z.B. berechtigt, Programmänderungen vorzunehmen (einschließlich Konstruktionsänderungen, für deren Umsetzung ausschließlich die Gesellschaft verantwortlich ist), über die Entwicklung neuer Triebwerksmodelle zu entscheiden und die Verantwortung für die entsprechende Entwicklung zuzuweisen, bei übermäßig hohen Gemeinkosten oder angesichts eines eventuell zu geringen oder zu großen Beitrags der Gesellschaft bei einem Programm Anpassungen vorzunehmen und sich mit der Abwehr von Ansprüchen Dritter—auch mit solchen, für die unter Umständen die Gesellschaft mithaftet—zu befassen oder diese abzuwickeln;
- die Gesellschaft hat im Hinblick auf ihre RRSPs nur eingeschränkte Prüfungsrechte und kann daher nicht in vollem Umfang überprüfen, ob die OEMs die ihnen durch die RRSPs auferlegten Pflichten vollumfänglich erfüllen und die ihnen gewährten Rechte möglicherweise zu Lasten der Gesellschaft ausüben;
- der Absatz von Ersatzteilen kann unter Umständen durch Reparaturanwendungen der OEMs unter Verwendung nicht von der Gesellschaft gelieferter Ersatzteile beeinträchtigt werden;
- die Gesellschaft ist dazu verpflichtet, für die Konstruktion und die Entwicklung der Komponenten des Triebwerks, für die sie verantwortlich ist, erhebliche Vorleistungen zu tätigen, die fällig sind, bevor auch nur ein einziges Triebwerk verkauft wurde, d.h. bevor zukünftige Umsatzerlöse aus dem Triebwerksprogramm abgeschätzt werden können;
- die Gesellschaft ist unter Umständen dazu verpflichtet, als Entschädigung für von den OEMs bereits geleistete Entwicklungs- oder andere Arbeiten Zahlungen (sog. Entry Fees) an OEMs zu leisten, um an Triebwerksprogrammen teilnehmen zu können, und zwar ebenfalls bevor Gewissheit über zukünftige Umsatzerlöse aus dem Triebwerksprogramm besteht;

- Flugzeughersteller können von OEMs für die Beteiligung an neuen Flugzeugprogrammen und zur Deckung eines Teils ihrer Forschungs- und Entwicklungsausgaben Zahlungen verlangen. Die OEMs haben damit begonnen, anteilig Kosten aus solchen Zahlungen an ihre RRSP-Partner weiterzugeben. Die Gesellschaft ist verpflichtet, im Rahmen ihrer RRSP-Verträge grundsätzlich einen Teil der Vorabzahlungen der OEMs an Flugzeughersteller zu übernehmen, selbst wenn der Erfolg des betreffenden Flugzeug- und Triebwerksprogramms möglicherweise ungewiss ist;
- der Wert des Beitrags der Gesellschaft (in Form von Arbeit an der Konstruktion, der Entwicklung und der Fertigung von Triebwerksmodulen und -komponenten) ist im Allgemeinen vorab festgelegt und basiert auf Kostenannahmen, die in oder bei Vertragsabschluss bestimmt werden (mit begrenzten Anpassungsmöglichkeiten für Konstruktionsänderungen oder außerordentliche Veränderungen bei den Kosten für Rohmaterialien). Wenn es bei der Entwicklung oder Herstellung von Komponenten, für die die Gesellschaft verantwortlich ist, zu Kostenüberschreitungen kommt, amortisieren sich diese Kosten daher unter Umständen nicht aus dem Programmanteil der Gesellschaft; in der Folge können die Gewinne aus dem Triebwerksprogramm geschmälert werden. Wenn die Gesellschaft nicht in der Lage ist, den im Programm geforderten Forschungs- und Entwicklungsbeitrag zu leisten oder die im Programm geforderten Spezifikationen zu erfüllen, muss sie gegebenenfalls zusätzliche finanzielle Mittel aufwenden, um die Erbringung ihres Beitrags sicherzustellen oder, falls dies nicht möglich ist, Ausgleichszahlungen in bar erbringen;
- da die Gesellschaft die Aktivitäten des OEMs und der anderen RRSP-Partner nicht kontrollieren kann, kann die Nichterfüllung der Verpflichtungen dieser Parteien dazu führen, dass das entsprechende Triebwerk die Kundenanforderungen (z.B. in Bezug auf Konstruktion und Leistung) nicht erfüllt. Soweit dies zu Vertragsstrafen oder sonstigen Verbindlichkeiten gegenüber Dritten führt, muss die Gesellschaft in der Regel auch dann einen Anteil hieran (entsprechend ihrem Anteil am Programm) übernehmen, wenn sie selbst nicht schuldhaft gehandelt hat;
- Triebwerksprogramme können durch den OEM oder andere RRSP-Partner verzögert werden. Dies kann dazu führen, dass sich der Erlöseingang aus den betroffenen Triebwerksprogrammen bei der Gesellschaft verzögert, ungeachtet dessen, dass die Gesellschaft bereits erhebliche Aufwendungen geleistet hat. Darüber hinaus kann der verzögerte Markteintritt die Marktposition des Triebwerks beeinträchtigen. Ein Endkunde kann im Falle von Verzögerungen den Vertrag über den Kauf von Triebwerken kündigen oder Vertragsstrafen fordern. Soweit solche Verzögerungen zu Vertragsstrafen führen, muss die Gesellschaft in der Regel entsprechend ihrem Anteil am Programm hierfür aufkommen;
- einige RRSP-Verträge gewähren dem OEM das Recht, das jeweilige Triebwerksprogramm jederzeit einzustellen. Eine solche Einstellung würde im Allgemeinen auf der Basis erfolgen, dass jeder RRSP-Teilnehmer seine eigenen Kosten und Investitionen trägt und keine Entschädigung von anderen RRSP -Teilnehmern erhält. Die Gesellschaft würde folglich bei Kündigung eines Triebwerksprogramms alle Zahlungen, die sie im Rahmen des Programms geleistet hat (einschließlich der Entry Fees), Entwicklungs- und Produktionskosten sowie anderen Beiträge zu dem Programm verlieren;
- für im Zusammenhang mit der Finanzierung der vom RRSP verkauften Triebwerke gewährte Garantien übernimmt die Gesellschaft entsprechend ihrem Anteil am RRSP die Mithaftung.

Jeder dieser Nachteile kann wesentliche nachteilige Auswirkungen auf die Geschäftstätigkeit und die Vermögens-, Finanz- und Ertragslage der Gesellschaft haben.

Das Geschäft der Gesellschaft mit zivilen Triebwerken ist zyklisch und abhängig von der Entwicklung des Luftverkehrs und der finanziellen Lage der zivilen Luftfahrtbranche. Infolgedessen wird das Geschäft der Gesellschaft auch von der allgemeinen wirtschaftlichen Lage beeinflusst.

Die Gesellschaft ist in der Luft- und Raumfahrtindustrie im Bereich Triebwerksmodule und -komponenten tätig. Ihr Geschäft wird von der allgemeinen Lage der Weltwirtschaft, der finanziellen Lage der zivilen Luftfahrtbranche und anderen Wirtschaftsfaktoren, die Auswirkungen auf die Entwicklung des Luftverkehrs haben, beeinflusst. Im Einzelnen ist das Geschäft mit neuen zivilen Triebwerken von der Nachfrage der Linienfluggesellschaften nach neuen Flugzeugen abhängig. Dementsprechend ist die Nachfrage nach den Produkten der Gesellschaft im Bereich ziviler Triebwerke an das Wachstum der

Passagierzahlen gekoppelt und damit wiederum an die Fähigkeit der weltweiten Luftfahrtindustrie, den Kauf neuer Flugzeuge zu finanzieren, sowie an die von der Industrie prognostizierte Nachfrage nach Sitzen, Flügen und Flugstrecken. In ähnlicher Weise wirken sich Größe und Alter der weltweiten Flotte ziviler Flugzeuge und die Anzahl der stillgelegten Flugzeuge auf die Nachfrage nach neuen Flugzeugen und folglich nach den Produkten und Dienstleistungen der Gesellschaft im Bereich ziviler Triebwerke aus. Aufgrund dieser Faktoren—neben den sich stetig verändernden Wirtschaftsbedingungen—verhält sich der Markt, auf dem die Gesellschaft tätig ist, in unterschiedlichem Maße zyklisch, was sich auf ihre Geschäftstätigkeit und ihre Vermögens-, Finanz- und Ertragslage auswirkt.

In den letzten Jahren haben die allgemein schwache Weltwirtschaft, geringere Ausgaben für Geschäftsreisen, ein Kapazitätsüberhang auf dem Markt für Passagierreisen, ein verstärkter Preiskampf unter den Fluggesellschaften sowie deutlich gestiegene Treibstoff-, Sicherheits- und Versicherungskosten zu erheblichen Nettoverlusten bei vielen Fluggesellschaften geführt. Auch künftig wird mit solchen Verlusten gerechnet. Zudem wurde die Luftfahrtindustrie in den letzten Jahren durch die Terroranschläge vom 11. September 2001, den Krieg im Nahen Osten, die allgemeinen Wirtschaftsbedingungen und die Sorgen über eine Verbreitung von SARS getroffen. Die Terroranschläge, der Krieg und SARS haben sich neben der allgemein schwachen Konjunktur nachteilig auf die Geschäfte der zivilen Fluggesellschaften ausgewirkt. Viele große Fluggesellschaften haben Teile ihrer Flotten vorübergehend stillgelegt oder ausgemustert und ihre Belegschaft sowie die Anzahl der Flüge reduziert, um ihre hohen Verluste abzumildern. Zahlreiche Fluggesellschaften haben Aufträge für Flugzeuganschaffungen verschoben oder storniert. Eine Reihe ziviler Fluggesellschaften, darunter United Airlines (einer der Endkunden), haben Gläubigerschutz beantragt oder Konkurs angemeldet. Andere haben ihren Geschäftsbetrieb drastisch reduziert oder eingestellt. Ein sich lange hinziehender Konjunkturrückgang oder künftige Terroranschläge, Kriegs- oder Krankheitsängste oder andere Katastrophen könnten die Fluggesellschaften veranlassen, den Kauf weiterer neuer Flugzeuge zu stornieren oder zu verschieben. All dies könnte wesentliche nachteilige Auswirkungen auf die Geschäftstätigkeit und die Vermögens-, Finanz- und Ertragslage der Gesellschaft haben.

Die Konstruktion und Entwicklung von Flugzeugtriebwerken unterliegt strengen Vorschriften, die bei der Gesellschaft Kosten verursachen oder, im Falle ihrer Nichteinhaltung, den Absatz der Gesellschaft schmälern können.

Luftfahrtaufsichtsbehörden, darunter die Federal Aviation Administration ("FAA") in den USA und die European Aviation Safety Agency ("EASA", früher Joint Aviation Authorities ("JAA")) in Europa, legen innerhalb ihrer jeweiligen Zuständigkeiten Standards und Qualifikationsanforderungen für nahezu alle Produkte der Zivil- und der allgemeinen Luftfahrt einschließlich Triebwerksmodule und -komponenten fest und erteilen Zulassungen für Triebwerksinstandhaltungsdienstleister. Vergleichbare Behörden gibt es auch in anderen Ländern. Wenn die Gesellschaft eine erforderliche Zulassung für eines ihrer Produkte oder eine ihrer Dienstleistungen nicht erhält oder eine zuvor gewährte Zulassung verliert, wäre der Verkauf des betreffenden Produkts bzw. die Erbringung der betreffenden Dienstleistung bis zum Erhalt oder zur Verlängerung der Zulassung gesetzlich verboten. Darüber hinaus kann die Erfüllung bestehender oder neuer aufsichtsrechtlicher Bestimmungen teuer und zeitintensiv sein. Von Zeit zu Zeit erlassen FAA, EASA oder vergleichbare Behörden neue Vorschriften oder ändern bestehende Vorschriften. Dies führt in der Regel zu Mehrausgaben für die Einhaltung der betreffenden Vorschriften, wodurch der Gesellschaft erhebliche Zusatzkosten entstehen können. Dies könnte wesentliche nachteilige Auswirkungen auf ihre Geschäftstätigkeit und ihre Vermögens-, Finanz- und Ertragslage haben.

Zivile Instandhaltung

Entwicklungen auf dem Markt für Zivile Triebwerksinstandhaltung können sich nachteilig auf die Entwicklung des entsprechenden Geschäftsfelds der Gesellschaft auswirken.

In einigen Bereichen des Markts für Zivile Triebwerksinstandhaltung herrschen zurzeit schwierige Bedingungen, und die Lage könnte aufgrund von Faktoren, die außerhalb des Einflussbereichs der Gesellschaft liegen, schwierig bleiben. Die folgenden Faktoren können negative Auswirkungen auf das Geschäftsfeld Zivile Instandhaltung haben:

- Die Instandhaltungsdienstleister weisen gegenwärtig Überkapazitäten auf. Die Gesellschaft verfügt unter Umständen nicht über ausreichend Ressourcen, um sich auf dem Markt behaupten zu können, und ihre Gewinnmargen können niedriger ausfallen als erwartet;

- Frequenz und Umfang von Instandhaltungsdienstleistungen hängen von der Flugzeugnutzung ab und die Nachfrage kann sich bei einem Rückgang von Passagierzahlen deutlich verringern;
- aufgrund des Rückgangs der Passagierzahlen in den Jahren 2001 bis 2003 haben die Fluggesellschaften einige Flugzeugtypen mit von der Gesellschaft gewarteten Triebwerken vorübergehend stillgelegt, und zwar insbesondere ältere Flugzeuge, die einen entsprechend höheren Wartungsaufwand erfordern. Daneben wurden aus den genannten Gründen einige Flugzeuge ausgemustert, die nun als Ersatzteilquelle für aktive Flugzeuge und ihre Triebwerke verwendet werden können;
- OEMs sind bestrebt, gegenwärtig und möglicherweise auch künftig einen größeren Teil der Wartungsarbeiten bei sich intern ausführen zu lassen, wodurch Drittanbieter wie die Gesellschaft geringere Chancen haben, um dieses Geschäft zu konkurrieren;
- der Gesellschaft können unter Umständen Verluste aus ihren "Power-by-the-Hour"—Verträgen entstehen, gemäß denen sie zur Durchführung von Wartungsarbeiten an Triebwerken zu einem Preis auf Basis der tatsächlichen Nutzung verpflichtet ist, so dass sie das Risiko erhöhter Wartungs- und Überholungskosten trägt. Dieses Preisgestaltungsmodell erfordert eine komplexe Analyse der Einsatzbedingungen, wenn Angebote für langfristige Verträge unterbreitet werden (einschließlich Annahmen hinsichtlich der künftigen Triebwerksnutzung und der Häufigkeit von Instandhaltungsmaßnahmen); falls sich derartige Analysen als ungenau erweisen sollten, könnte dies die Margen der Gesellschaft beeinträchtigen;
- in vereinzelten Fällen ist es in der Vergangenheit zu Zahlungsverzögerungen und -ausfällen von Instandhaltungskunden gekommen und es kann nicht ausgeschlossen werden, dass dies auch in der Zukunft der Fall sein wird;
- die Gesellschaft ist in einzelnen Bereichen ihres Instandhaltungsgeschäfts auf Wartungslizenzen und das Know-How von Kooperationspartnern angewiesen, um die Instandhaltung insbesondere von Komponenten anderer Hersteller am Markt anbieten zu können. Wartungslizenzen und Know-How werden der Gesellschaft von diesen Unternehmen auf der Grundlage lang laufender Verträge zur Verfügung gestellt werden. Es ist jedoch nicht sicher, dass diese Verträge in Zukunft verlängert werden und die Gesellschaft in diesen Bereichen auch zukünftig Einkünfte erzielen kann;
- die Gesellschaft ist an Gemeinschaftsunternehmen beteiligt, die sie aufgrund der Beteiligungsverhältnisse (50:50-Joint Ventures) nicht vollständig kontrolliert. Obwohl diese Gemeinschaftsunternehmen auf eine langfristige Zusammenarbeit mit dem jeweiligen Joint-Venture-Partner abzielen, ist nicht auszuschließen dass die Gemeinschaftsunternehmen vorzeitig beendet werden oder sich Erwartungen in Bezug auf Einkünfte oder strategische Vorteile aus diesen Gemeinschaftsunternehmen nicht im gewünschten Umfang realisieren. Ferner können die Besonderheiten von Gemeinschaftsunternehmen vor allem im Fall ihrer Beendigung zu einem unerwünschten Abfluss von Know-How führen, durch den mögliche Wettbewerbsvorteile der Gesellschaft, die auf diesem Know-How beruhen, verringert werden.

Jeder der vorgenannten Faktoren, von denen viele außerhalb des Einflussbereichs der Gesellschaft liegen, kann wesentliche nachteilige Auswirkungen auf ihre Geschäftstätigkeit und ihre Vermögens-, Finanz- und Ertragslage haben.

Militärisches Triebwerksgeschäft

Eine Kürzung der Verteidigungshaushalte in Deutschland oder anderen europäischen Ländern, Änderungen bei den Finanzierungsprioritäten oder Verzögerungen der Flugzeugproduktion bei den Programmen, an denen die Gesellschaft beteiligt ist, können den Verkauf von militärischen Triebwerken mit Modulen und Komponenten der Gesellschaft und den Markt für Militärflugzeugen beeinträchtigen und die Umsatzerlöse der Gesellschaft schmälern sowie ihre Kosten erhöhen.

In den letzten Jahren wurden die Verteidigungshaushalte in Deutschland und in anderen europäischen Ländern vielfältig gekürzt. Darüber hinaus unterliegt der Absatz militärischer Produkte und damit auch militärischer Triebwerke den geltenden staatlichen Vorschriften (z.B. Ausschreibungsverfahren) sowie politischen Unwägbarkeiten. Die europäischen Verteidigungshaushalte könnten weiter gekürzt werden, und der Verkauf von Produkten und Dienstleistungen im Rüstungssektor könnte weltweit zurückgehen. Wenn es

zu einem Rückgang bei den Verteidigungsausgaben kommt, könnte sich dies nachteilig auf die Geschäftstätigkeit der Gesellschaft und ihre Vermögens-, Finanz- und Ertragslage auswirken.

Bei einem der größten militärischen Triebwerksprogramme, an denen die Gesellschaft beteiligt ist, dem EJ200-Triebwerk für den Eurofighter Typhoon, kam es aufgrund von Entwicklungsproblemen, die nicht in Zusammenhang mit dem Triebwerk EJ200 standen, Haushaltszwängen bei Kunden und Konstruktionsänderungen am Flugzeug zu Produktionsverzögerungen. Obwohl Entscheidungen der teilnehmenden Regierungen das Programm Eurofighter Typhoon in der Vergangenheit zwar verzögert, jedoch nicht wesentlich beeinträchtigt haben und im Dezember 2004 Kaufaufträge für die zweite Tranche des Flugzeugprogramms erteilt wurden, kann nicht gewährleistet werden, dass sich zukünftige Entscheidungen der teilnehmenden Regierungen nicht nachteilig auf erwartete Kaufaufträge für die dritte Tranche des Programms und damit die Gesellschaft auswirken werden.

Die genannten Haushaltszwänge und Verzögerungen sowie künftige Verzögerungen und andere Faktoren (von denen viele außerhalb des Einflussbereichs der Gesellschaft liegen) können wesentliche nachteilige Auswirkungen auf das Programm Eurofighter Typhoon und das Geschäft der Gesellschaft mit militärischen Triebwerken insgesamt haben. Letzeres könnte wesentliche nachteilige Auswirkungen auf die Geschäftstätigkeit und die Vermögens-, Finanz- und Ertragslage der Gesellschaft haben.

Verträge mit staatlichen Stellen und Regierungen unterliegen genauen Regelungen und Vorschriften; der Abschluss solcher Verträge kann aus verwaltungstechnischen und gesetzgeberischen Gründen verzögert werden.

Staatliche Stellen und Regierungen sind wichtige direkte und indirekte Kunden der Gesellschaft. Verträge mit staatlichen Stellen und Regierungen unterliegen spezifischen Regelungen und Vorschriften, die zu einer höheren Volatilität des Geschäfts der Gesellschaft und zu höheren Kosten führen können.

Die Gesellschaft liefert Triebwerksmodule und -komponenten an Allianzen, in denen sie gemeinsam mit ihren Partnern Triebwerke für Militärflugzeuge entwickelt und fertigt. Das Geschäft dieser Allianzen und damit auch ihr eigenes Geschäft wird von dem fortlaufenden Engagement der jeweiligen Regierung in den Programmen beeinflusst. Nach den Bedingungen der Rüstungsaufträge ist es den Regierungen regelmäßig gestattet, Verträge jederzeit mit oder ohne Angabe von Gründen teilweise oder vollständig zu kündigen. Die Kündigung eines wichtigen Regierungsauftrags könnte wesentliche nachteilige Auswirkungen auf die Geschäftstätigkeit und die Vermögens-, Finanz- und Ertragslage der Gesellschaft oder auf das Geschäft ihrer Kunden, die Militärflugzeuge herstellen, haben. Das Verkaufsvolumen der Allianzen, an denen die Gesellschaft beteiligt ist, unterliegt zudem Änderungen der staatlichen Beschaffungspolitik. Ein Rückgang der staatlichen Ausgaben für Flugzeuge, die Produkte der Gesellschaft enthalten, niedrigere Margen infolge einer zunehmend wettbewerbsbetonten Beschaffungspolitik, ein Rückgang der erteilten Aufträge oder Unteraufträge oder erhebliche Kostenüberschreitungen hätten nachteilige Auswirkungen auf den Cashflow und die Ertragslage der Gesellschaft. Die Gesellschaft trägt ferner das Risiko, dass Regierungen ihre Kunden oder die Gesellschaft selbst einseitig von neuen Aufträgen ausschließen, bis etwaige Verstöße gegen Beschaffungs- oder andere Gesetze und Vorschriften beendet wurden.

In Deutschland ist das militärische Beschaffungswesen stark reguliert. Die Beschaffung erfolgt im Rahmen eines aufwändigen Verwaltungsverfahrens auf Grundlage verschiedener Gesetze und Vorschriften. Die Beschaffungsbestimmungen und -vorschriften gewähren dem Bundesministerium der Verteidigung weitreichende Kündigungsrechte. Darüber hinaus gewähren sie dem Bundesministerium der Verteidigung Zahlungsaufschub entsprechend der Freigabe von Haushaltsmitteln.

Bei internationalen Militärprojekten basiert die Beschaffung im Allgemeinen auf Vereinbarungen zwischen den beteiligten Nationen, europäischen Vergaberichtlinien und—bei NATO-Programmen—auf den geltenden NATO-Bestimmungen.

Falls es der Gesellschaft zukünftig nicht möglich sein sollte, die geltenden Beschaffungsregeln einzuhalten, oder wenn neue oder strengere Vorschriften für die Militärluftfahrt verabschiedet werden oder die Industrie stärker beaufsichtigt wird, könnte dies wesentliche nachteilige Auswirkungen auf die Geschäftstätigkeit und die Vermögens-, Finanz- und Ertragslage der Gesellschaft haben.

Die Exportaktivitäten der Gesellschaft im Militärischen Triebwerksgeschäft unterliegen Export- und Importbeschränkungen und sogenannten Offset-Verpflichtungen.

Die meisten Produkte der Gesellschaft im Geschäftsbereich Militärisches Triebwerksgeschäft unterliegen den Beschränkungen des deutschen und europäischen Exportkontrollrechts. Dabei hat die Gesellschaft insbesondere die Regelungen des Außenwirtschaftsrechts und des Kriegswaffenkontrollgesetzes zu beachten, die Exporte bestimmter Produkte oder Exporte an bestimmte Staaten oder Personen im Interesse der auswärtigen Beziehungen und der Sicherheit der EU und der Bundesrepublik Deutschland regulieren. Die EU hat einheitliche Regelungen über die Ausfuhr von Produkten mit doppeltem Verwendungszweck (dual use) in Kraft gesetzt. Die häufigsten Beschränkungen sind vollständige Exportverbote (Embargos), Genehmigungspflichten und Mitteilungspflichten an das Bundesamt für Außenwirtschaft. Darüber hinaus reglementiert das Außenwirtschaftsrecht auch Nebenleistungen zu Waffenexporten, wie technische Unterstützung, Produktwartung und Training von Kundenmitarbeitern.

Verstöße gegen diese Regelungen ziehen meist erhebliche Sanktionen nach sich, die von Bußgeldern über Exportverbote bis hin zu strafrechtlicher Haftung von Mitarbeitern der Gesellschaft reichen können. Exportbeschränkungen unterliegen häufigen Änderungen, etwa aufgrund von Resolutionen des UN-Sicherheitsrats, von politischen Entscheidungen über den Wirtschaftsverkehr mit wichtigen Partnerländern (z.B. China, Iran, Israel und die Türkei) sowie von neuen Informationen über terroristische Aktivitäten. Künftige Änderungen und Beschränkungen können die Möglichkeiten der Gesellschaft, ihr Geschäft zu betreiben und ihre Produkte im Ausland zu vermarkten und zu vertreiben, stark beschränken und somit wesentliche nachteilige Auswirkungen auf die Geschäftstätigkeit der Gesellschaft haben.

Viele Staaten erlegen ihren Handelspartnern sogenannte "Offset-Verpflichtungen" auf. Dies sind Verpflichtungen, im Zusammenhang mit Geschäften im Ausland gleichzeitig weitere Investitionen dort zu tätigen, also z.B. lokale Zulieferer einzubinden, spiegelbildliche Importe nach Deutschland zu ermöglichen etc. Diese Offset-Verpflichtungen können einen erheblichen Umfang einnehmen. Künftige Änderungen oder Erweiterungen von Offset-Verpflichtungen können die Ausfuhr von Produkten der Gesellschaft erheblich erschweren oder verteuern und somit wesentliche nachteilige Auswirkungen auf die Geschäftstätigkeit der Gesellschaft haben.

Die vorgenannten Umstände könnten wesentliche nachteilige Auswirkungen auf die Geschäftstätigkeit und die Vermögens-, Finanz- und Ertragslage der Gesellschaft haben.

RISIKEN IN ZUSAMMENHANG MIT DEM ANGEBOT

Die Aktien der Gesellschaft sind bisher nicht öffentlich gehandelt worden und es kann nicht gewährleistet werden, dass ein liquider Handel entwickelt oder ein solcher aufrechterhalten werden kann.

Vor diesem Angebot gab es keinen öffentlichen Handel mit Aktien der Gesellschaft. Folglich kann nicht gewährleistet werden, dass sich nach diesem Angebot ein liquider Handel entwickeln und dass der Aktienkurs nicht unter den Angebotspreis sinken wird. Der Angebotspreis der Aktien wird im Wege eines Bookbuilding-Verfahrens nach Abstimmung mit den Joint Bookrunners ermittelt und gibt nicht unbedingt Aufschluss über den Kurs, zu dem die Aktien im Anschluss an das Angebot an der Frankfurter Wertpapierbörse gehandelt werden. Die Gesellschaft kann nicht voraussagen, inwieweit das Anlegerinteresse an ihren Aktien zur Entwicklung eines Handels führen wird oder wie liquide der Handel werden könnte. Es kann zu erhöhter Kursvolatilität kommen und Kauf- und Verkaufsaufträge könnten weniger effizient ausgeführt werden. Anleger werden ferner unter Umständen nicht in der Lage sein, die Aktien zum Angebotspreis, zu einem höheren Kurs oder überhaupt wieder zu verkaufen.

Der Kurs der Aktien der Gesellschaft könnte volatil sein.

Nach dem Angebot könnte der Kurs der Aktien der Gesellschaft erheblich schwanken, und zwar insbesondere infolge schwankender tatsächlicher oder prognostizierter Ergebnisse, geänderter Gewinnprognosen oder der Nichterfüllung der Gewinnerwartungen von Wertpapieranalysten, veränderter allgemeiner Wirtschaftsbedingungen oder anderer Faktoren. Die allgemeine Aktienkursvolatilität könnte den Aktienkurs der Gesellschaft ebenfalls unter Druck setzen, ohne dass dies in einem direkten Zusammenhang mit der Geschäftstätigkeit der Gesellschaft oder ihrer Vermögens-, Finanz- und Ertragslage oder ihrem Geschäftsausblick steht.

Der Marktpreis der Aktien der Gesellschaft könnte durch anschließende Aktienverkäufe durch ihre jetzigen Aktionäre beeinträchtigt werden.
Nach Abschluss dieses Angebots wird die abgebende Aktionärin insgesamt mindestens 37,7% (mindestens 29,3%, wenn die Mehrzuteilungsoption vollständig ausgeübt wird) des Grundkapitals der Gesellschaft halten. Die abgebende Aktionärin, die Blade Management Beteiligungs GmbH & Co. KG und die Gesellschaft haben sich verpflichtet, Aktien oder Wertpapiere, die in Aktien umgewandelt, gegen Aktien getauscht oder für Aktien ausgeübt werden können, vorbehaltlich gewisser Ausnahmen ohne die vorige schriftliche Zustimmung der Joint Bookrunners bis sechs Monate nach der Zulassung der Aktien zum Handel weder anzubieten noch zu verkaufen (siehe "*Das Angebot—Marktschutzerklärung, Verkaufsbeschränkungen*"). Es lässt sich nicht voraussagen, welche Auswirkungen zukünftige Aktienverkäufe gegebenenfalls auf den Marktpreis der Aktien der Gesellschaft haben werden. Sollten die derzeitigen Aktionäre nach Ablauf der Sperrfrist einen wesentlichen Teil ihrer Aktien auf dem öffentlichen Markt verkaufen, könnte der Marktpreis der Aktien beeinträchtigt werden. Durch solche Verkäufe könnte es für die Gesellschaft auch schwieriger werden, zukünftig neue Aktien zu dem von der Gesellschaft für angemessen gehaltenen Zeitpunkt und Preis auszugeben. Es kann nicht gewährleistet werden, dass die derzeitigen Aktionäre nach Ablauf einer eventuellen Sperrfrist keine Transaktionen mit Aktien der Gesellschaft tätigen werden.

Die Interessen der Hauptaktionäre der Gesellschaft könnten mit den Interessen der Anleger kollidieren.
Unmittelbar nach Abschluss des Angebots werden mit KKR verbundene Private-Equity-Investmentfonds indirekt weiterhin einen wesentlichen Teil der Aktien der Gesellschaft halten. Die Interessen von KKR und ihrer verbundenen Unternehmen könnten mit den Interessen der Anleger in Konflikt stehen. Durch ihre Beteiligung wird KKR in der Lage sein, einen erheblichen Einfluss auf den Aufsichtsrat und die Hauptversammlung und folglich auch auf Entscheidungen über Maßnahmen, die der Hauptversammlung zur Abstimmung vorgelegt werden, auszuüben. Darüber hinaus könnten KKR oder die mit ihr verbundenen Unternehmen künftig Unternehmen halten, die in direktem Wettbewerb mit der Gesellschaft stehen.

Die Gesellschaft schüttet unter Umständen keine Dividenden aus.
Die Entscheidung über die Ausschüttung künftiger Dividenden wird stets von den jeweiligen Umständen abhängen, u.a. von der Ertragslage und dem Finanz- und Investitionsbedarf der Gesellschaft, der Verfügbarkeit ausschüttungsfähiger Rücklagen und anderen relevanten Faktoren. Die Anleihebedingungen der Senior Notes enthalten ferner Regelungen, die die Ausschüttung von Dividenden durch die MTU Aero Engines Investment GmbH, die Emittentin der Senior Notes (die "Emittentin") und andere Tochterunternehmen der Gesellschaft einschränken oder untersagen, sofern nicht bestimmte Bedingungen erfüllt sind. Dies schränkt die Fähigkeit der Gesellschaft, Dividenden auszuschütten, ein. Grundsätzlich ist die Ausschüttung von Dividenden gemäß den Anleihebedingungen der Senior Notes nach einer Formel beschränkt, die die Ausschüttung von Dividenden durch die Emittentin gestattet, wenn die Dividenden und andere sog. "eingeschränkte Zahlungen" 50% des kumulierten konsolidierten Jahresüberschusses der Emittentin seit der Emission der Senior Notes (abzüglich sämtlicher kumulierter konsolidierter Jahresfehlbeträge in diesem Zeitraum) nicht überschreiten.

Die Übertragung von Aktien unterliegt Beschränkungen nach deutschen Außenwirtschafts- und Kriegswaffenkontrollbestimmungen.
Die Gesellschaft produziert Triebwerksmodule und -komponenten für Militärflugzeuge; deshalb gilt sie als an der Herstellung und Entwicklung von Kriegswaffen beteiligt. Deutsche Unternehmen, die an der Herstellung und Entwicklung von Kriegswaffen beteiligt sind, unterliegen u.a. den Bestimmungen der Außenwirtschaftsverordnung und dem Kriegswaffenkontrollgesetz. Die Außenwirtschaftsverordnung enthält Beschränkungen für den Erwerb einer direkten oder indirekten Kontrolle von mindestens 25% der Stimmrechte eines an der Herstellung und Entwicklung von Kriegswaffen beteiligten Unternehmens durch (i) ein ausländisches Unternehmen oder eine ausländische Person oder (ii) ein deutsches Unternehmen, an dem eine ausländische Person oder ein ausländisches Unternehmen mindestens 25% hält. Wenn eine der vorgenannten Unternehmen oder Personen beabsichtigter- oder unbeabsichtigterweise mehr als 25% der Aktien der Gesellschaft erwerben, müsste es bzw. sie das Bundesministerium für Wirtschaft und Arbeit ("BMWA") von dem Erwerb in Kenntnis setzen. Das BMWA kann Transaktionen, bei denen Aktien erworben werden, innerhalb eines Monats nach Erhalt einer entsprechenden Benachrichtigung untersagen, wenn bzw. soweit der Erwerb nach Ansicht des BMWA wesentliche Sicherheitsinteressen der

Bundesrepublik Deutschland gefährdet. Wird das BMWA nicht von einem entsprechenden Aktienerwerb in Kenntnis gesetzt, ist dieser unter Umständen ungültig. Darüber hinaus kann eine Person, die das BMWA nicht über einen Aktienerwerb informiert, gemäß der Außenwirtschaftsverordnung mit einer hohen Geldstrafe belegt werden. Potenzielle Anleger sind gehalten, dafür zu sorgen, dass Zeichnungsangebote für die Aktien und Aktienkäufe gemäß der Außenwirtschaftsverordnung erfolgen.

Die Übertragung von Aktien unterliegt Beschränkungen nach den Wertpapiergesetzen der USA und anderer Jurisdiktionen.
Die Gesellschaft hat die Aktien nicht gemäß dem U.S. Securities Act in der gegenwärtig gültigen Fassung oder anderen Wertpapiergesetzen einer anderen Jurisdiktion als Deutschland registriert und wird dies auch künftig nicht tun. Die Aktien dürfen nicht in den USA oder an eine US-Person (wie in Regulation S des U.S. Securities Act definiert) oder in einer anderen Gerichtsbarkeit, in der eine solche Registrierung der Wertpapiere erforderlich, aber nicht erfolgt ist, angeboten oder verkauft werden, sofern nicht eine Ausnahmeregelung von den Registrierungsbestimmungen des U.S. Securities Act und anderen geltenden Wertpapiergesetzen vorliegt oder dies im Rahmen einer Transaktion geschieht, die diesen Bestimmungen nicht unterliegt. Interessierte Anleger sind gehalten, dafür zu sorgen, dass Zeichnungsangebote für die Aktien und Aktienverkäufe in den USA und anderen Ländern gemäß den jeweils geltenden Wertpapiergesetzen erfolgen.

Liquidität und Kapitalausstattung

Die nachfolgende Tabelle gibt Aufschluss über die Liquidität und Kapitalausstattung der MTU Aero Engines Holding AG zum 31. März 2005 sowie angepasst unter Berücksichtigung der Durchführung der im Zusammenhang mit dem Angebot stehenden Kapitalerhöhung zum Zwecke des Börsengangs sowie der Verwendung des Emissionserlöses unter der Annahme eines Preises von EUR • pro Aktie (als Mittelwert der Preisspanne) (siehe zur Höhe des Emissionserlöses "*Das Angebot—Verwendung des Emissionserlöses*").

Diese Tabelle sollte im Zusammenhang mit den Konzernabschlüssen der Gesellschaft und den dazugehörigen Erläuterungen gelesen werden, die an anderer Stelle in diesem Prospekt enthalten sind.

(in Mio. EUR)	zum 31. März 2005 Berichtet	 Angepasst[2]
Flüssige Mittel	44,1	•
Senior Notes (inklusive aufgelaufener Zinsen)	286,3	286,3
Verbindlichkeiten gegenüber Kreditinstituten/langfristige Darlehen	69,2	69,2
Verkäuferdarlehen	188,3	•
Gesellschafterdarlehen	71,7	•
Finanzierungsleasing	52,6	52,6
Übrige Finanzverbindlichkeiten	0,4	0,4
Summe der Finanzverbindlichkeiten	668,5	•
Eigenkapital:		
Gezeichnetes Kapital	40,0[1]	•
Kapitalrücklage	166,0[1]	•
Verlustvortrag	-0,1	-0,1
Konzernüberschuss	5,0	5,0
Übrige Eigenkapitalkonten	1,0	1,0
Summe Eigenkapital	211,8	•
Gesamtkapitalisierung	880,4	•

(1) *Nach dem 31. März 2005 hat die Gesellschaft im Zusammenhang mit dem Formwechsel in eine Aktiengesellschaft im Rahmen einer Kapitalerhöhung aus Gesellschaftsmitteln € 37,8 Mio. ihrer Kapitalrücklage in gezeichnetes Kapital umgewandelt und dadurch ihr gezeichnetes Kapital von € 2,2 Mio. auf € 40,0 Mio. erhöht und ihre Kapitalrücklage von € 203,7 Mio. auf € 166,0 Mio. reduziert.*

(2) *Angaben zum 31. März 2005 unter Berücksichtigung der vorgesehenen Verwendung des Emissionserlöses (siehe "Verwendung des Emissionserlöses").*

Ausgewählte konsolidierte Finanzangaben

Die ausgewählten konsolidierten IFRS-Finanzdaten zum 1. Januar 2004 und zum 31. Dezember 2004 und für das am 31. Dezember 2004 abgelaufene Geschäftsjahr sind aus den Konzernabschlüssen der MTU Aero Engines Erste Holding GmbH abgeleitet, die an anderer Stelle in diesem Verkaufsprospekt abgedruckt sind. Die ausgewählten konsolidierten IFRS-Finanzdaten zum 31. Dezember 2002 sowie für die am 31. Dezember 2002 und 2003 abgelaufenen Geschäftsjahre sind aus den ungeprüften konsolidierten IFRS-Finanzangaben der MTU Aero Engines GmbH abgeleitet, die wiederum von den geprüften Konzernabschlüssen nach deutschen handelsrechtlichen Vorschriften abgeleitet sind, die an anderer Stelle in diesem Verkaufsprospekt abgedruckt sind. Siehe "Hinweis zu den Finanzangaben".

Die ungeprüften konsolidierten IFRS-Finanzdaten für die am 31. März 2004 und 2005 abgelaufenen Dreimonatszeiträume sind aus den ungeprüften Konzernabschlüssen der MTU Aero Engines für diese Zeiträume abgeleitet, die an anderer Stelle in diesem Verkaufsprospekt abgedruckt sind. Die ungeprüften Konzernabschlüsse für die am 31. März 2004 und 2005 abgelaufenen Dreimonatszeiträume beinhalten sämtliche Anpassungen (nur reguläre, wiederkehrende Anpassungen), die für eine zutreffende Aussage zu den Ergebnissen des betreffenden Zeitraums erforderlich sind, und enthalten keine Aussage zu zukünftigen Finanzergebnissen. In der Darstellung ausgewählter Positionen der Gewinn- und Verlustrechnung wurden Forschungs- und Entwicklungskosten aus Umsatzkosten in operative Aufwendungen umgruppiert.

Am 01. Januar 2004 erwarben von KKR verwaltete Fonds über die MTU Aero Engines Erste Holding GmbH die MTU Aero Engines GmbH von zwei Tochtergesellschaften der DaimlerChrysler AG (die "Akquisition"). Aus diesem Grund wurde die Vermögens-, Finanz- und Ertragslage der Gesellschaft 2004 von bestimmten Faktoren beeinflusst, die in früheren Berichtsperioden keine Auswirkungen auf die Ergebnisse hatten. Insbesondere das Purchase Accounting wirkte sich auf die Ergebnisse der Gesellschaft aus und die Verschuldung der Gesellschaft war im Jahr 2004 bedeutend höher, da in Verbindung mit der Akquisition erhebliche Schulden aufgenommen wurden. Die Ergebnisse der Gesellschaft in den Zeiträumen vor der Akquisition sind daher möglicherweise nicht mit den Ergebnissen aus 2004 und zukünftigen Ergebnissen vergleichbar. Im Interesse der Vergleichbarkeit der Zahlen enthalten die ausgewählten Finanzdaten für das am 31. Dezember 2004 abgelaufene Geschäftsjahr und für die am 31. März 2004 und 2005 abgelaufenen Dreimonatszeiträume Anpassungen zur Bereinigung um Effekte des Purchase Accounting. Siehe "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Faktoren mit Auswirkungen auf die Ertragslage der Gesellschaft—Die Akquisition".

Die Konzernabschlüsse von MTU Aero Engines wurden auf Grundlage von IFRS erstellt. Zwischen IFRS und den in den Vereinigten Staaten allgemein anerkannten Bilanzierungsgrundsätzen (US-GAAP) besteht eine Reihe von Unterschieden. Für eine Erläuterung einiger dieser für MTU Aero Engines relevanten Unterschiede siehe "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Zusammenfassung bestimmter Unterschiede zwischen IFRS und US-GAAP".

Die ungeprüften konsolidierten IFRS Finanzinformationen für die jeweils am 31. Dezember endenden Jahre 2002 und 2003 wurden so aufbereitet, dass sie dieselben IFRS Rechnungslegungsgrundsätze aufweisen, wie sie für die konsolidierten Finanzinformationen der MTU Aero Engines Erste Holding GmbH für das Geschäftsjahr 2004 angewendet wurden, mit Ausnahme der Rechnungslegungsanwendung für Pensionsverbindlichkeiten.

Die nachfolgenden ausgewählten Finanzdaten sind in Verbindung mit den Abschnitten "Liquidität und Kapitalausstattung" und "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage" sowie den geprüften und ungeprüften historischen Konzernabschlüssen und den zugehörigen Anhängen sowie den ungeprüften historischen Finanzangaben zu lesen, die an anderer Stelle in diesem Verkaufsprospekt abgedruckt sind.

Ausgewählte konsolidierte Finanzangaben

(in Mio. EUR)	Historisch					Nach Bereinigung um Effekte des Purchase Accounting[1]		
	Geschäftsjahre zum 31. Dezember			Dreimonats-zeiträume zum 31. März		Geschäfts-jahr zum 31. Dezember	Dreimonats-zeiträume zum 31. März	
	2002	2003	2004	2004	2005	2004	2004	2005
	(ungeprüft)			(ungeprüft)		(ungeprüft)	(ungeprüft)	
Ausgewählte Posten der Gewinn- und Verlustrechnung:								
Umsatzerlöse	2.200,8	1.952,2	1.918,0	430,0	509,7	1.992,5	441,8	525,8
Umsatzkosten[2]	-1.845,8	-1.569,2	-1.627,6	-373,0	-445,4	-1.538,1	-329,0	-429,0
Bruttoergebnis[2]	355,0	383,1	290,4	57,0	64,4	454,3	112,8	96,8
Forschungs- und Entwicklungskosten	-53,7	-48,3	-57,7	-19,3	-4,8	-57,7	-19,3	-4,8
Vertriebs- und allgemeine Verwaltungskosten	-120,1	-131,0	-155,6	-66,2	-31,0	-155,6	-66,2	-31,0
Sonstige betriebliche Erträge (Aufwendungen)	7,6	-0,3	4,0	0,3	1,2	4,0	0,3	1,2
Ergebnis vor Finanzergebnis	188,8	203,5	81,1	-28,2	29,9	245,0	27,6	62,3
Erträge (Verluste) aus assoziierten Unternehmen	1,4	-1,5	-1,8	-0,7	0,0	-1,8	-0,7	0,0
Zinserträge/(Zinsaufwand)	13,7	4,0	-62,3	-15,4	-8,7	-62,3	-15,4	-8,7
Sonstige Finanzerträge/ (Finanzaufwendungen)	-31,0	-49,4	-10,5	-29,2	-13,0	-10,5	-29,2	-13,0
Ergebnis vor Steuern	172,8	156,6	6,5	-73,6	8,2	170,4	-17,8	40,6
Steuern vom Einkommen und Ertrag	-73,4	-93,3	-6,3	29,0	-3,2			
Minderheitsgesellschafter (Verlustanteil)	1,1	-0,0	0,0	0,0	0,0			
Nettoergebnis	100,4	63,3	0,2	-44,6	5,0			
Ausgewählte Cashflow Posten:								
Mittelzufluss aus der betrieblichen Geschäftstätigkeit	281,8	106,9	72,9	56,9	133,1			
Mittelzufluss aus der Investitionstätigkeit	-133,3	-93,5	-59,9[3]	-10,3[3]	-10,5			
Mittelzufluss aus der Finanzierungstätigkeit	-254,6	-286,1	-190,3[4]	14,5[4]	-106,5			
Veränderung der flüssigen Mittel	-106,1	-272,7	-177,2	61,1	15,7			
Investitionen	-136,0	-83,8	-65,9	-10,8	-11,2			
Sonstige ausgewählte Finanzdaten:								
EBIT	188,8	203,5	81,1	-28,2	29,9	245,0	27,6	62,3
Angepasstes EBIT	125,7	115,0	176,2	22,6	54,2	176,2	22,6	54,2
EBITDA[5]	243,7	264,4	214,1	3,0	63,2	315,6	41,9	79,2
Angepasstes EBITDA[6]	180,6	175,8	246,8	36,9	71,1	246,8	36,9	71,1

Ausgewählte konsolidierte Finanzangaben

(in Mio. EUR)	31. Dezember 2002 (ungeprüft)	1. Januar 2004(4) (geprüft)	31. Dezember 2004 (geprüft)	31. März 2005 (ungeprüft)
Ausgewählte Posten der Bilanz:				
Flüssige Mittel	326,5	205,6	28,5	44,1
Sachanlagevermögen	279,8	630,6	576,6	562,2
Immaterielle Vermögenswerte	133,2	984,7	968,6	961,6
Finanzanlagen	272,0	51,2	46,6	46,5
Bilanzsumme	2.042,4	2.915,5	2.719,1	2.624,9
Finanzverbindlichkeiten	84,0	1.136,2	866,6	668,5
Eigenkapital	770,8	201,2	217,0	211,8
Rückstellungen für Pensionen	295,9	343,0	358,9	365,1
Working Capital(8)	344,0	282,8	304,8	228,5
Nettofinanzverbindlichkeiten(9)	-242,5	930,5	838,1	624,4

(1) *Die historischen Finanzdaten sind um die Auswirkungen des IFRS Purchase Accounting bereinigt (jedoch nicht um die anderen Effekte aus der Akquisition, einschließlich Zinsen auf die Darlehen zur Finanzierung der Akquisition). Diese Effekte werden im Abschnitt "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Faktoren mit Auswirkungen auf die Ertragslage der Gesellschaft—Die Akquisition" erläutert. Die Darstellung dieser bereinigten Finanzangaben dient der besseren Vergleichbarkeit der Ertragslage der Gesellschaft.*

(2) *Die Umsatzkosten und das Bruttoergebnis sind hier vor Berücksichtigung der F&E-Aufwendungen dargestellt. Die Umsatzkosten und das Bruttoergebnis sind jedoch im Abschluss der Gesellschaft an anderer Stelle in diesem Verkaufsprospekt unter Berücksichtigung der F&E-Aufwendungen aufgeführt.*

(3) *Ohne Mittelabflüsse in Höhe von EUR 766,6 Mio. für die Zahlung des Kaufpreises für die Akquisition.*

(4) *Ohne Mittelzuflüsse in Höhe von EUR 604,4 Mio. für die Finanzierung der Akquisition durch Dritte sowie Zuflüsse in Höhe von EUR 162,2 Mio. aus dem Darlehen von Blade Forex.*

(5) *EBITDA ist definiert als Ergebnis vor Finanzergebnis vor Abschreibungen. EBITDA ist keine Messgröße für betriebliche Gewinne (Verluste), Betriebsleistung oder Liquidität gemäß IFRS oder US-GAAP. EBITDA ist eine Messgröße, die MTU Aero Engines im Rahmen ihres Geschäftsbetriebs verwendet und die nach Auffassung der Gesellschaft üblicherweise von Investoren herangezogen wird, um Leistung ohne Berücksichtigung von Abschreibungen auf beständiger Basis zu vergleichen. Abschreibungen sind stark von den verwendeten Rechnungslegungsvorschriften (insbesondere nach Akquisitionen) und anderen nicht-betrieblichen Faktoren abhängig. EBITDA wird daher in diesem Verkaufsprospekt gezeigt, um eine möglichst vollständige und umfassende Ergebnisanalyse auch im Vergleich zu anderen Unternehmen zu ermöglichen. EBITDA, das keine US-GAAP-Messgröße darstellt, sollte allerdings nicht allein oder als Ersatzmessgröße für betriebliche Gewinne (Verluste) nach IFRS oder US-GAAP oder als Indikator für die Betriebsleistung oder den Cashflow aus der betrieblichen Geschäftstätigkeit der Gesellschaft nach IFRS oder US-GAAP betrachtet werden. EBITDA sollte ferner nicht als Ersatzmessgröße für die Gewinn- und Verlustrechnung oder das Cashflow Statement betrachtet werden. Das hier angegebene EBITDA ist nicht mit dem von anderen Unternehmen veröffentlichten EBITDA vergleichbar, da diese Messgröße nicht einheitlich definiert ist. Daher ist die Darstellung des EBITDA der Gesellschaft unter Umständen nicht mit ähnlich bezeichneten Messgrößen anderer Unternehmen vergleichbar.*

Die nachstehende Tabelle zeigt die Überleitung des EBITDA zum Ergebnis vor Finanzergebnis.

	Historisch					Nach Bereinigung um Effekte des Purchase Accounting		
	Geschäftsjahre zum 31. Dezember			Dreimonatszeiträume zum 31. März		Geschäftsjahr zum 31. Dezember	Dreimonatszeiträume zum 31. März	
(in Mio. EUR)	2002 (ungeprüft)	2003 (ungeprüft)	2004	2004 (ungeprüft)	2005 (ungeprüft)	2004 (ungeprüft)	2004 (ungeprüft)	2005 (ungeprüft)
Ergebnis vor Finanzergebnis	188,8	203,5	81,1	-28,2	29,9	245,0	27,6	62,3
Abschreibungen	55,0	60,9	133,1	31,3	33,3	70,6	14,3	16,9
EBITDA	243,7	264,4	214,1	3,0	63,2	315,6	41,9	79,2

(6) *Angepasstes EBITDA ist definiert als EBITDA (siehe oben) bereinigt um die folgenden Posten.*

	Historisch					Nach Bereinigung um Effekte des Purchase Accounting		
	Geschäftsjahre zum 31. Dezember			Dreimonatszeiträume zum 31. März		Geschäftsjahr zum 31. Dezember	Dreimonatszeiträume zum 31. März	
(in Mio. EUR)	2002 (ungeprüft)	2003	2004	2004 (ungeprüft)	2005	2004 (ungeprüft)	2004 (ungeprüft)	2005
EBITDA	243,7	264,4	214,1	3,0	63,2	315,6	41,9	79,2
Erträge aus Hedging[a]			74,5	11,8	16,1			
Zuschreibung Vorratsvermögen[b]			27,0	27,0				
EBITDA vor Anpassungen aus Purchase Accounting	243,7	264,4	315,6	41,9	79,2	315,6	41,8	79,2
Forschungs- und Entwicklungskosten[c]	-75,2	-122,8	-98,2	-24,5	-8,3	-98,2	-24,5	-8,3
Restrukturierungskosten[c]	12,1	34,2	6,7	1,3	0,1	6,7	1,3	0,1
Unmittelbare Transaktionskosten[e]			22,6	18,3		22,6	18,3	
Angepasstes EBITDA	180,6	175,8	246,8	36,9	71,1	246,8	36,9	71,1
Abschreibungen vor Abschreibungen aus Purchase Accounting	-55,0	-60,9	-70,6	-14,3	-16,9	-70,6	-14,3	-16,9
Angepasstes EBIT	125,7	115,0	176,2	22,6	54,2	176,2	22,6	54,2

(a) *Definiert als Erträge, die in der jeweiligen Periode in den Umsatzerlösen von MTU Aero Engines enthalten gewesen wären, wenn die unrealisierten Gewinne aus den zum Zeitpunkt der Akquisition offenen Devisentermingeschäften nicht gemäß IFRS Purchase Accounting als durch die Akquisition realisiert behandelt werden würden. Siehe "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Faktoren mit Auswirkungen auf die Ertragslage der Gesellschaft—Wechselkursschwankungen". Das Unterbleiben einer Anpassung bedeutet, dass die jeweilige Anpassung in der entsprechenden Spalte nicht anwendbar ist.*

(b) *Definiert als Erträge, die in der jeweiligen Periode in der Gewinn- und Verlustrechnung von MTU Aero Engines enthalten gewesen wären, wenn ein Teil der Erträge aus Verkäufen, für die feste Kaufaufträge vorlagen, zum Zeitpunkt der Akquisition nicht gemäß IFRS Purchase Accounting als durch die Akquisition erfasst behandelt werden würde. Das Unterbleiben einer Anpassung bedeutet, dass die jeweilige Anpassung in der entsprechenden Spalte nicht anwendbar ist.*

(c) *Definiert als Forschungs- und Entwicklungskosten der jeweiligen Periode, die nicht in der Gewinn- und Verlustrechnung enthalten sind. Siehe "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Faktoren mit Auswirkungen auf die Ertragslage der Gesellschaft—Forschung und Entwicklung". Das Unterbleiben einer Anpassung bedeutet, dass die jeweilige Anpassung in der entsprechenden Spalte nicht anwendbar ist.*

(d) *Definiert als Restrukturierungskosten der Periode. Siehe "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Faktoren mit Auswirkungen auf die Ertragslage der Gesellschaft—Restrukturierungsprogramme".*

(e) *Definiert als im Zusammenhang mit der Akquisition angefallene unmittelbare Transaktionskosten, die in der Gewinn- und Verlustrechnung für die Periode enthalten sind.*

Angepasstes EBITDA ist nach Auffassung der Gesellschaft eine wichtige Messgröße, da es Anpassungen für im EBITDA nicht berücksichtigte Posten zeigt, die vor dem Hintergrund ihrer Vergangenheit für MTU Aero Engines von besonderer Bedeutung sind (so z.B. die Auswirkungen des Purchase Accounting, von Akquisitionskosten, bestimmten Forschungs- und Entwicklungskosten sowie Restrukturierungskosten). Angepasstes EBITDA wird daher in diesem Verkaufsprospekt gezeigt, um eine möglichst vollständige und umfassende Ergebnisanalyse auch im Vergleich zu anderen Unternehmen zu ermöglichen. Angepasstes EBITDA ist allerdings keine Messgröße für Betriebsleistung oder Liquidität nach IFRS oder US-GAAP und sollte von Investoren nicht als Ersatzmessgröße für betriebliche Gewinne (Verluste) oder Nettoergebnis als Indikator für die Leistung der Gesellschaft oder als Ersatzmessgröße für den Cashflow aus der betrieblichen Geschäftstätigkeit als Indikator für den operativen Cashflow betrachtet werden. Das hier dargestellte angepasste EBITDA ist nicht mit dem von anderen Unternehmen veröffentlichten EBITDA vergleichbar, da diese Messgröße nicht einheitlich definiert ist. Aus diesem Grund ist das in diesem Verkaufsprospekt veröffentlichte EBITDA und das angepasste EBITDA unter Umständen nicht mit ähnlich bezeichneten Messgrößen anderer Unternehmen vergleichbar.

(7) *Die in den IFRS-Finanzangaben 2003 der Gesellschaft enthaltene Bilanz wurde zum 1. Januar 2004 erstellt und ist als Eröffnungsbilanz zu verstehen, da so die Effekte aus dem Purchase Accounting sowie die Fremdkapitalaufnahme im*

Zusammenhang mit der Akquisition enthalten sind. Die Gesellschaft geht daher davon aus, dass durch diese Eröffnungsbilanz eine bessere Vergleichbarkeit mit der Bilanz zum 31. Dezember 2004 gewährleistet ist.

(8) *Working Capital ist definiert als Vorratsvermögen + Forderungen aus Lieferungen und Leistungen + geleistete Anzahlungen—Verbindlichkeiten aus Lieferungen und Leistungen—erhaltene Anzahlungen. Erhaltene Anzahlungen betrugen im Jahr 2002 EUR 315,7 Mio., im Jahr 2003 EUR 272,6 Mio., im Jahr 2004 EUR 310,8 Mio. und im ersten Quartal 2005 EUR 364,8 Mio.*

(9) *Nettofinanzverbindlichkeiten sind definiert als Verbindlichkeiten gegenüber Kreditinstituten + Senior Notes + Vendor Loan + Gesellschafterdarlehen + Verbindlichkeiten aus Finanzierungsleasing + sonstige Finanzverbindlichkeiten—flüssige Mittel—Forderungen aus Devisentermingeschäften der Gesellschaft.*

Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage

Die folgende Darstellung der Vermögens-, Finanz- und Ertragslage der MTU Aero Engines Holding AG für die nachstehend aufgeführten Berichtszeiträume sollte in Verbindung mit dem Abschnitt "Ausgewählte konsolidierte Finanzdaten" sowie mit den historischen Konzernabschlüssen der Gesellschaft und den damit verbundenen Anhängen gelesen werden, die an anderer Stelle in diesem Verkaufsprospekt enthalten sind.

Der geprüfte Konzernabschluss der Gesellschaft für das zum 31. Dezember 2004 endende Geschäftsjahr (der "IFRS-Abschluss 2004") wurde in Übereinstimmung mit den International Financial Reporting Standards ("IFRS") aufgestellt. Vor dem Jahr 2004 berichtete die Gesellschaft ihre Ergebnisse gemäß den Rechnungslegungsvorschriften des deutschen Handelsgesetzbuches ("HGB-Rechnungslegungsvorschriften"). Die ungeprüften konsolidierten IFRS-Finanzangaben für die zum 31. Dezember 2003 und zum 31. Dezember 2002 endenden Geschäftsjahre, die in Übereinstimmung mit IFRS aufgestellt wurden (die "IFRS-Finanzangaben 2003" bzw. "IFRS-Finanzangaben 2002") und an anderer Stelle in diesem Verkaufsprospekt im Abschnitt "Dreijahresübersicht Konzern (IFRS)" enthalten sind, sind aus den geprüften und in Übereinstimmung mit den HGB-Rechnungslegungsvorschriften aufgestellten Konzernabschlüssen der Gesellschaft für die zum 31. Dezember 2003 und zum 31. Dezember 2002 endenden Geschäftsjahre (die "HGB-Abschlüsse") abgeleitet. Die IFRS-Finanzangaben 2003 und 2002 enthalten jeweils nur eine Gewinn- und Verlustrechnung, eine Bilanz und eine Kapitalflussrechnung. Weder die IFRS-Finanzangaben 2003 noch die IFRS-Finanzangaben 2002 wurden geprüft; außerdem wurden für beide IFRS-Finanzangaben keine Anhänge erstellt. Die HGB-Abschlüsse wurden in diesen Verkaufsprospekt aufgenommen, da sie die geprüften Konzernabschlüsse darstellen, aus denen die IFRS-Finanzangaben 2003 und 2002 abgeleitet wurden. Die Gesellschaft wird ihre Konzernabschlüsse künftig ausschließlich in Übereinstimmung mit IFRS aufstellen. Soweit nicht ausdrücklich auf andere Quellen verwiesen wird, beruht die folgende Darstellung der Vermögens-, Finanz- und Ertragslage auf einem Vergleich des IFRS-Abschlusses 2004, der ungeprüften IFRS-Finanzangaben 2003 und der ungeprüften IFRS-Finanzangaben 2002 der Gesellschaft.

Darüber hinaus enthält der Verkaufsprospekt den Einzelabschluss der Gesellschaft für das zum 31. Dezember 2004 endende Geschäftsjahr, der in Übereinstimmung mit den HGB-Rechnungslegungsvorschriften aufgestellt wurde. Dieser Einzelabschluss ist zum Zweck der Erfüllung der Erfordernisse der Börsenzulassungs-Verordnung in diesen Verkaufsprospekt aufgenommen worden.

Zwischen IFRS und den in den USA allgemein anerkannten Rechnungslegungsgrundsätzen ("US-GAAP") bestehen Unterschiede. Weitergehende Informationen hierzu sind im Abschnitt "—Zusammenfassung bestimmter Unterschiede zwischen IFRS und US-GAAP" enthalten.

Diese Darstellung enthält zukunftsgerichtete Aussagen, die auf Annahmen beruhen, die die Gesellschaft für begründet hält. Diese Aussagen sind jedoch Risiken und Unsicherheiten unterworfen, aufgrund derer die tatsächlichen Ereignisse und Umstände wesentlich von denen abweichen könnten, die in den zukunftsgerichteten Aussagen enthalten sind oder unterstellt werden. Eine Darstellung einiger dieser Risiken und Unsicherheiten ist in den Abschnitten "Zukunftsgerichtete Aussagen" und "Risikofaktoren" enthalten. Aus Gründen der besseren Lesbarkeit wurden die Finanzbeträge gerundet. Infolge solcher Rundungsanpassungen kann es sein, dass die aufgeführten Gesamtbeträge und die in Prozent ausgedrückten Änderungen gegenüber früheren Perioden in der Darstellung und Analyse nicht den exakten arithmetischen Summen der in den Tabellen enthaltenen Zahlen entsprechen.

Überblick

Die Gesellschaft ist gemessen am Umsatz einer der weltweit größten Hersteller von Triebwerksmodulen und -komponenten und führender unabhängiger Anbieter von Instandhaltungsdienstleistungen für zivile Flugtriebwerke. Das Geschäft der Gesellschaft deckt den gesamten Lebenszyklus eines Flugtriebwerks ab— von der Konstruktion, der Entwicklung, der Erprobung und der Produktion von neuen zivilen und militärischen Triebwerken und Ersatzteilen bis hin zu Instandhaltungsdienstleistungen für zivile und militärische Triebwerke.

Die Gesellschaft untergliedert ihre Geschäftstätigkeit in drei Hauptgeschäftsfelder: Ziviles Triebwerksgeschäft, Zivile Instandhaltung und Militärisches Triebwerksgeschäft. Im Geschäftsbereich Ziviles Triebwerksgeschäft entwickelt und fertigt die Gesellschaft Module und Komponenten für zivile Flugtriebwerksprogramme. Ferner fertigt und verkauft die Gesellschaft Ersatzteile für zivile Triebwerke. Der Geschäftsbereich Zivile Instandhaltung umfasst die Aktivitäten der Gesellschaft auf dem Gebiet der Instandhaltung ziviler Flugtriebwerke. Der Geschäftsbereich Militärisches Triebwerksgeschäft umfasst die Entwicklung und Produktion von Modulen und Komponenten für militärische Flugtriebwerke, die Fertigung der dazugehörigen Ersatzteile sowie Instandhaltungsdienstleistungen für militärische Triebwerke.

Die Hauptkunden der Gesellschaft sind führende Triebwerkshersteller (so genannte "OEMs"), wie Pratt & Whitney und General Electric, mit denen die Gesellschaft bei einer Reihe verschiedener Triebwerksfamilien eng zusammenarbeitet. Darüber hinaus ist die Gesellschaft Anteilseigner bei International Aero Engines ("IAE"), einem Konsortium, dem auch Rolls-Royce angehört und das die V2500 Triebwerksfamilie fertigt, die bei dem Zivilflugzeug Airbus A320 Verwendung findet. Neben der Zusammenarbeit mit den großen OEMs kooperiert die Gesellschaft bei einigen Projekten auch mit anderen Herstellern von Triebwerksmodulen und -komponenten wie Volvo Aero, ITP und Avio. Die Gesellschaft beteiligt sich an wichtigen militärischen Triebwerksprogrammen in Europa und agiert mittels ihrer Allianzen als Hauptlieferant der Bundeswehr für militärische Triebwerke. Ferner ist die Gesellschaft für die Bundeswehr der größte externe Dienstleister im Bereich der militärischen Triebwerksinstandhaltung.

Die Geschäftsbereiche Ziviles Triebwerksgeschäft und Zivile Instandhaltung verzeichneten—ebenso wie die gesamte Triebwerksindustrie—bis zum Jahr 2001 ein starkes Wachstum. Nach den Terroranschlägen vom 11. September 2001 sanken die Umsatzerlöse aufgrund der weltweit schlechten wirtschaftlichen Bedingungen und eines Rückgangs im Passagier- und Frachtverkehr. Nachfolgende Ereignisse wie der Irakkrieg und der Ausbruch von SARS verstärkten diesen Trend. Trotz dieses schwierigen Umfelds investierte die Gesellschaft im Zeitraum zwischen 2001 und 2003 in erheblichem Umfang in die Bereiche Forschung und Entwicklung. In dieser Zeit erreichten die Investitionen in die Entwicklung wichtiger Projekte, wie die Triebwerke GP7000 und PW6000, ihren Höhepunkt. Forschungs- und Entwicklungsaktivitäten im Zusammenhang mit diesen beiden Triebwerken nahmen im Jahr 2004 ab, und die Gesellschaft geht davon aus, dass sich dieser Trend fortsetzen wird, wenn die Triebwerke GP7000 und PW6000 von der Entwicklungs-in die Produktionsphase übergehen.

Aktuelle Daten aus Branchenquellen deuten auf eine Erholung des weltweiten Passagier- und Frachtverkehrs hin, wobei das Verkehrsaufkommen im Jahr 2004 die zuvor erreichten Höchstwerte aus dem Jahr 2000 überstieg. Einer Pressemeldung der IATA vom 31. Januar 2005 zufolge nahm der Passagierverkehr (gemessen in Passagier-Kilometern) im Jahr 2004 um 15,3% und der Frachtverkehr (gemessen in Frachttonnenkilometer) um 13,4% zu (jeweils im Vergleich zum Jahr 2003). Laut von der IATA am 28. April 2005 veröffentlichten Daten hat sich dieser Wachstumstrend im ersten Quartal 2005 mit einem Wachstum von 9,4% im Passagierverkehr und 4,2% im Frachtverkehr (gegenüber dem ersten Quartal 2004) fortgesetzt (da Ostern in diesem Jahr jedoch im März lag—und nicht wie im Vorjahr im April -, geht die Gesellschaft davon aus, dass der Passagierverkehr im ersten Quartal 2005 höher und der Frachtverkehr niedriger ausgefallen ist, als dies der Fall gewesen wäre, wenn Ostern im April 2005 gelegen hätte). Die Gesellschaft erwartet, dass sich die höheren Passagierzahlen und der höhere Frachtverkehr positiv auf ihr Geschäft auswirken werden, falls dieser Trend weiter anhält.

Einflussfaktoren auf die Ertragslage der Gesellschaft

Die Akquisition

Am 1. Januar 2004 erwarben von KKR verwaltete Fonds die damalige MTU Aero Engines GmbH (Rechtsvorgängerin der heutigen MTU Aero Engines GmbH) von zwei Tochtergesellschaften der DaimlerChrysler AG (die "Akquisition"). Der Jahresabschluss der Gesellschaft für das Geschäftsjahr 2004 spiegelt wider, dass die Gesellschaft während des gesamten Geschäftsjahres von durch KKR verwalteten Fonds gehalten wurde. Aus diesem Grund wurde die Vermögens-, Finanz- und Ertragslage der Gesellschaft 2004 von bestimmten Faktoren beeinflusst, die in früheren Berichtszeiträumen nicht gegeben waren. Insbesondere die Grundsätze zur Bilanzierung von Unternehmenserwerben (siehe—Wichtige Bilanzierungs- und Bewertungsmethoden—Grundsätze zur Bilanzierung von "Unternehmenserwerben") wirkten sich auf die Ergebnisse der Gesellschaft aus (wie nachstehend erläutert). Darüber hinaus war die Verschuldung der

Gesellschaft im Jahr 2004 bedeutend höher, da in Verbindung mit der Akquisition in erheblichem Umfang Fremdkapital aufgenommen wurde. Nähere Angaben sind im Abschnitt "*—Liquidität und Kapitalausstattung—Kapitalausstattung*" *enthalten.*

Die Akquisition wurde gemäß der Grundsätze zur Bilanzierung von Unternehmenserwerben nach IFRS bilanziert. Die Anwendung der Grundsätze zur Bilanzierung von Unternehmenserwerben hatte in der Zeit nach der Akquisition erhebliche Auswirkungen auf die Ergebnisse der Gesellschaft. Wie nachstehend im Abschnitt "Wichtige Bilanzierungs- und Bewertungsmethoden" beschrieben, hat die Gesellschaft den für die Anteile an der MTU Aero Engines gezahlten Kaufpreis den erworbenen Vermögenswerten und Schulden zugeordnet, welche sie zu Marktwerten bewertet hat. Die wesentlichen Auswirkungen der Bilanzierung von Unternehmenserwerben waren folgende:

- Erstens wurden der Nettobarwert der künftigen Ergebnisbeiträge aus dem Verkauf von neuen Triebwerken und Ersatzteilen im Rahmen von Triebwerksprogrammen sowie bestimmte andere Posten als immaterielle Vermögenswerte aktiviert.
- Zweitens wurden die nicht realisierten Gewinne aus Devisenterminkontrakten, die als Cashflow Hedges bilanziert wurden, so behandelt, als wären sie unmittelbar durch die Akquisition realisiert worden. Siehe "—Wechselkursschwankungen" nachstehend.
- Drittens wurde eine Rückstellung in Höhe des Nettobarwerts der Verpflichtungen der Gesellschaft gebildet, um bestimmte Entwicklungsaktivitäten im Rahmen der sich in der Entwicklung befindlichen Triebwerksprogramme (insbesondere GP7000 und PW6000) durchzuführen. Siehe "—Forschung und Entwicklung" nachstehend.
- Viertens wurde das Sachanlagevermögen neu bewertet und mit dem Marktwert angesetzt.
- Fünftens wurde der Wert der Vorräte, für die die Gesellschaft zum Zeitpunkt der Akquisition bereits Bestellungen vorliegen hatte, erhöht, so dass ein Teil des mit diesen Bestellungen verbundenen Gewinns so behandelt wurde, als wäre dieser Gewinn durch die Akquisition realisiert worden.

Der verbleibende aktivische Unterschiedsbetrag wurde als Goodwill aktiviert.

Bei Vergleich der Ergebnisse der Gesellschaft zum 31. Dezember 2004 mit den Ergebnissen zum 31. Dezember 2003 im Anhang des IFRS-Jahresabschlusses 2004 und im Lagebericht, der Teil des IFRS-Jahresabschlusses ist, werden bestimmte Unterschiede erläutert, die auf die Anwendung der Grundsätze zur Bilanzierung von Unternehmenserwerben zurückzuführen sind.

Marktumfeld

Der Markt für zivile Flugzeugtriebwerke wird von der allgemeinen Konjunkturentwicklung, der Finanzlage der Fluggesellschaften, dem Passagier- und Frachtaufkommen, der Flugzeugnutzung und der Stilllegung von Flugzeugen beeinflusst. Insbesondere die Nachfrage nach den zivilen Triebwerken der Gesellschaft ist eng mit der Nachfrage nach Passagier- und Frachtverkehr verbunden. Ein weiterer Faktor, der sich auf die Nachfrage auswirkt, sind Größe und Alter der weltweiten Flotte ziviler Flugzeuge. Dementsprechend sind die Ergebnisse des Geschäftsbereichs Ziviles Triebwerksgeschäft und insbesondere der Verkauf neuer Triebwerke in der Regel zyklisch. Auf dem Markt für die Fertigung ziviler Flugzeugtriebwerke folgen Umsatzerlöse aus dem Verkauf neuer Triebwerke normalerweise mit zeitlichem Abstand auf eine Erholung im Luftverkehrsaufkommen, da Fluggesellschaften üblicherweise ihre bestehende Flotte zunächst stärker nutzen, bevor sie neue Flugzeuge anschaffen. Die Umsatzerlöse aus dem Verkauf von Ersatzteilen sind im Allgemeinen hingegen weniger zyklisch als die Umsatzerlöse aus dem Verkauf neuer Triebwerke, da Triebwerksmodule und -komponenten während der Nutzungsdauer eines Triebwerks in regelmäßigen, von Triebwerksherstellern und Luftfahrtbehörden vorgeschriebenen Abständen erneuert werden müssen.

Die Ertragslage des Geschäftsbereichs Zivile Instandhaltung ist eng mit der Anzahl von Instandhaltungsdienstleistungen verbunden, die die Gesellschaft an Triebwerken durchführt. Daher werden die Umsatzerlöse des Geschäftsbereichs Zivile Instandhaltung von der Anzahl der Flüge ziviler Flugzeuge und somit unmittelbar von den allgemeinen weltweiten Wirtschaftsbedingungen beeinflusst. Ein erheblicher Teil der Triebwerksinstandhaltungsarbeiten ist allerdings in bestimmten zeitlichen Abständen, die von den Triebwerksherstellern und den Luftfahrtbehörden festgelegt werden, erforderlich und hängt nicht allein von

der Zahl der absolvierten Flugstunden ab. Infolge dieser regelmäßigen Instandhaltungsarbeiten ist der Markt für zivile Instandhaltung in der Regel weniger zyklisch als der Markt für neue zivile Triebwerke.

Obgleich die Gesellschaft damit rechnet, dass der gestiegene Passagier- und Frachtverkehr, den die Fluggesellschaften seit kurzem verzeichnen, das gesamte Geschäft positiv beeinflussen wird, so dürfte sich dieser positive Einfluss nach Einschätzung der Gesellschaft am schnellsten im Geschäftsbereich Zivile Instandhaltung bemerkbar machen, da eine höhere Anzahl an Starts, Landungen und Flugstunden bedeutet, dass Triebwerke aufwändiger und häufiger gewartet werden müssen.

Risk and Revenue Sharing-Vereinbarungen im Zivilen Triebwerksgeschäft

Der wesentliche Teil der Umsatzerlöse der Gesellschaft aus neuen Triebwerken und Ersatzteilen im Geschäftsbereich Ziviles Triebwerksgeschäft wird im Rahmen von Risk and Revenue Sharing Partnership-Vereinbarungen ("RRSPs") erzielt. Im Rahmen dieser Vereinbarungen, die in der Triebwerksindustrie bei der Entwicklung und Fertigung neuer Triebwerksprogramme üblich sind, ist die Gesellschaft für die Entwicklung und Fertigung ihrer Module und Komponenten verantwortlich. Diese erfordern erhebliche Vorleistungen für Forschung und Entwicklung, Konstruktion, Fertigung und den Einkauf von Roh-, Hilfs- und anderen Betriebsstoffen. Als Gegenleistung erhält die Gesellschaft einen bestimmten Prozentsatz der Umsatzerlöse aus dem Verkauf von Triebwerken und Ersatzteilen über die Laufzeit des Programms gemäß der jeweiligen RRSP-Vereinbarung. Eine detailliertere Beschreibung der RRSPs findet sich in den Abschnitten "Angaben über die Geschäftstätigkeit—Ziviles Triebwerksgeschäft" und "Risikofaktoren—Risiken in Zusammenhang mit der Geschäftstätigkeit—Ziviles Triebwerksgeschäft"—Ein wesentlicher Teil der Umsatzerlöse der Gesellschaft aus dem Geschäft mit zivilen Triebwerken geht auf RRSP-Vereinbarungen zurück. Diese Verträge können mit erheblichen Risiken für die Gesellschaft verbunden sein, u.a. einer mangelnden Kontrolle über die RRSP sowie Verluste aus Vorleistungen für Konstruktion und Entwicklung, Kostenüberschreitungen, Garantien, Gewährleistungen und Vertragsstrafen. Jeder dieser Faktoren könnte nachteilige Auswirkungen auf die Geschäftstätigkeit und die Vermögens-, Finanz- und Ertragslage der Gesellschaft haben."

Der Anteil der Gesellschaft an den Umsatzerlösen aus dem Verkauf von Triebwerken und Ersatzteilen hängt vom Wert der Module und Komponenten ab, die die Gesellschaft zum Triebwerksprogramm beiträgt. Für größere und sehr komplexe Module und Komponenten, wie solche, für die die Gesellschaft über besondere Fachkenntnisse verfügt—z.B. Niederdruckturbinen, Niederdruckverdichter und Hochdruckverdichter—erhält die Gesellschaft dabei einen höheren Anteil. In den letzten Jahren hat die Gesellschaft einen wachsenden Anteil an und größere Verantwortung bei Triebwerksprogrammen übernommen, insbesondere auch im Konstruktionsbereich. Obwohl das zu höheren Forschungs- und Entwicklungsausgaben geführt hat, ist die Gesellschaft der Ansicht, dass diese Entwicklung der Gesellschaft zukünftig die Möglichkeit bieten wird, einen größeren Anteil an den Umsatzerlösen aus den Triebwerksprogrammen, an denen die Gesellschaft beteiligt ist, und dem damit verbundenen Ersatzteilgeschäft zu erzielen.

Konsortien für militärische Triebwerke

Das gesamte militärische Triebwerks- und Ersatzteilgeschäft der Gesellschaft erfolgt über die Beteiligung an Konsortien. Diese Konsortien werden normalerweise als Joint Ventures gegründet, an denen sich die verschiedenen Hersteller von Triebwerksmodulen und -komponenten beteiligen. In der Vergangenheit schlossen diese Joint Ventures für gewöhnlich Cost-Plus-Verträge mit einer Organisation, die von den Käuferländern für die Entwicklung eines bestimmten Triebwerks eingerichtet wurde. Im Anschluss daran schloss das Joint Venture einen separaten Vertrag über die Fertigung der Triebwerke und Ersatzteile. Die tatsächliche Entwicklungsarbeit und die Fertigung der Komponenten und Triebwerke wurden direkt von den Mitgliedern des Konsortiums und nicht vom Joint Venture durchgeführt. Infolgedessen erhielten die Konsortialmitglieder vollständige Zahlung, wenn sie entweder ihre Konstruktionsverpflichtungen im Rahmen von Konstruktionsverträgen erfüllt hatten oder wenn sie Triebwerksmodule oder -komponenten im Rahmen von Fertigungsverträgen an das erwerbende Unternehmen lieferten. Im Zusammenhang mit der Entwicklung und Fertigung des Triebwerks TP400 (für das Airbus A400M Militärtransportflugzeug) werden der Gesellschaft Aufwendungen für Forschung und Entwicklung auf indirekterem Weg erstattet. Die TP400-Verträge wurden insbesondere so strukturiert, dass die Konsortialmitglieder nicht zum Zeitpunkt der Erfüllung ihrer Entwicklungsverpflichtungen den entsprechenden Gesamtbetrag erhalten, sondern vielmehr für einen Teil der Kosten entschädigt werden, indem sie einen Preisaufschlag für den Verkauf neuer Triebwerksmodule und -komponenten in der Produktionsphase erhalten. Im Vergleich zu

den traditionellen Cost-Plus-Verträgen sind die Mitglieder von Konsortien für militärische Triebwerke im Rahmen dieses neuen Preismodells einem größeren Risiko ausgesetzt und müssen höhere Mittelabflüsse während der Entwicklungsphase in Kauf nehmen. Allerdings bietet ihnen das neue Modell eine bessere Möglichkeit, ihre operativen Margen während der Produktionsphase des Programms zu verbessern.

Die Gesellschaft ist der Ansicht, dass für drei ihrer Triebwerke—das EJ200, für das bereits Festaufträge der österreichischen Streitkräfte vorliegen, das TP400 und das MTR390—ein erhebliches Exportpotenzial besteht. Die Gesellschaft ist überzeugt, dass Exportumsätze im Allgemeinen das Potenzial haben, sowohl ihre Umsatzerlöse als auch ihre Margen positiv zu beeinflussen.

Lebenszyklen von Triebwerksprogrammen

Zivile Triebwerksprogramme durchlaufen normalerweise einen Lebenszyklus. In der Regel entstehen den OEMs und ihren RRSP-Partnern während der Entwicklungsphase eines Triebwerksprogramms Verluste, und auch während der anfänglichen Produktion erwirtschaften sie, wenn überhaupt, nur geringe Gewinne (in der Regel entstehen hier Verluste). Dies ist darauf zurückzuführen, dass sich die OEMs und ihre RRSP-Partner die hohen Kosten für die Entwicklung und die anfängliche Produktion teilen. Darüber hinaus werden Triebwerke im Allgemeinen mit erheblichen Preisnachlässen (so genannten Konzessionen) verkauft, da die OEMs für gewöhnlich sehr niedrige oder negative Margen auf den Triebwerksverkauf akzeptieren, um die Anzahl ihrer installierten Triebwerke zu vergrößern und sich so das üblicherweise lukrative Ersatzteilgeschäft zu sichern. In dem Umfang, in dem die Triebwerksprogramme über den Lebenszyklus weiter ausreifen und für die Triebwerke vermehrt Ersatzteile benötigt werden (was im Allgemeinen fünf bis sieben Jahre nach der Indienststellung der Fall ist), steigen die Umsatzerlöse und die operativen Margen sowohl der OEMs als auch ihrer RRSP-Partner üblicherweise an. Zivile Triebwerksprogramme haben in der Regel eine Laufzeit von bis zu 40 Jahren mit bedeutendem Umsatz- und Ertragspotenzial in der Betriebsphase. Die Gesellschaft ist der Ansicht, dass ihr ziviles Triebwerksportfolio eine sehr ausgeglichene Mischung aus Programmen in allen Phasen dieses Lebenszyklus darstellt. Zum Beispiel tragen zurzeit Programme der reifen Phase, wie die Triebwerksfamilie CF6-80 und das Triebwerk PW2000, durch den Ersatzteilverkauf positiv zum Bruttoergebnis der Gesellschaft bei. Programme, die sich in der Produktionsphase befinden und ein hohes Wachstumspotenzial aufweisen, wie das V2500, dürften erwartungsgemäß zunehmend zum Bruttoergebnis beitragen, wenn weitere Triebwerke gefertigt und in Dienst gestellt werden und in Dienst gestellte Triebwerke Ersatzteile benötigen. Schließlich umfasst das Portfolio der Gesellschaft Programme, bei denen die Produktion gerade erst begonnen wird, wie das GP7000, und die den Erwartungen zufolge in der Zukunft einen wichtigen Beitrag zum Bruttoergebnis leisten dürften, wenn sie in profitablere Phasen ihres Lebenszyklus eintreten.

Die Umsatzerlöse aus dem Ersatzteilgeschäft für zivile Triebwerke sind im Allgemeinen weniger zyklisch und vergleichsweise stabiler als die Umsatzerlöse aus dem Verkauf neuer Triebwerke. Die Nachfrage nach Ersatzteilen hängt vom Alter und Zahl der Flugstunden der einzelnen Triebwerke sowie von der Gesamtgröße der aktiven Flotte ab und ist nicht im gleichen Maße von der Anzahl der jährlich ausgelieferten Flugzeuge abhängig. Das zivile Ersatzteilgeschäft wird auch von den aufsichtsrechtlichen Bestimmungen der Luftfahrtbehörden und den Richtlinien der OEMs in Bezug auf den Ersatz von Triebwerksmodulen und -komponenten beeinflusst. Die Beteiligung der Gesellschaft an RRSPs ermöglicht es ihr im Allgemeinen, sich die Ersatzteillieferung für die gesamte Laufzeit des entsprechenden Triebwerksprogramms zu sichern.

Militärische Triebwerksprogramme weisen für gewöhnlich einen ähnlichen Lebenszyklus auf wie zivile Triebwerke—mit den Phasen Entwicklung, Fertigung und Betriebsphase bzw. Aftermarket. Im Unterschied zu zivilen Triebwerksprogrammen wird hier jedoch normalerweise nur ein Triebwerk für ein bestimmtes Militärflugzeug entwickelt und gefertigt. Sobald die Entscheidung gefallen ist, ein bestimmtes Triebwerk in einem Militärflugzeug zu verwenden, sind die Hersteller militärischer Triebwerke deshalb keinem Wettbewerb mehr ausgesetzt, wenn es um die Installation ihrer Triebwerke in diesem Flugzeug geht, da Regierungen für gewöhnlich die Entwicklungstätigkeiten finanzieren, erwirtschaften die Hersteller militärischer Triebwerke und ihre Modul- und Komponentenzulieferer während der Entwicklungs- und der Produktionsphase meistens Gewinne. Aus diesem Grund glaubt die Gesellschaft, dass ihre Umsatzerlöse durch das militärische Geschäft eine größere Diversifizierung erreichen und an Stabilität gewinnen werden, da das Militärische Triebwerksgeschäft Umsatzerlöse und Gewinne erwirtschaftet, die weniger anfällig sind und weniger von der allgemeinen Konjunktur beeinflusst werden als das Zivile Triebwerksgeschäft.

Ausgabeverpflichtungen im Geschäftsbereich Militärisches Triebwerksgeschäft

Die Umsatzerlöse des Geschäftsbereichs Militärisches Triebwerksgeschäft werden durch Verkäufe an Streitkräfte im Rahmen der Konsortien, an denen die Gesellschaft beteiligt ist, und aus anderen vertraglichen Vereinbarungen für Triebwerke und damit verbundene Programme erwirtschaftet. Langfristig werden die Umsatzerlöse des Geschäftsbereichs Militärisches Triebwerksgeschäft vor allem durch die Verteidigungshaushalte der Regierungen, politische Verpflichtungen zu Verteidigungsausgaben, die staatliche Beschaffungspolitik und andere regulatorische Parameter beeinflusst. Darüber hinaus hängen die Umsatzerlöse aus dem Instandhaltungsbereich des Militärischen Triebwerksgeschäfts von der Nutzung der Flugzeuge ab. Das Auftreten von Konflikten, Friedensmissionen und andere militärische Übungen, an denen Militärflugzeuge beteiligt sind, erhöhen deutlich die Anzahl der Flugstunden und Umfang und Häufigkeit der erforderlichen Instandhaltungsleistungen.

Forschung und Entwicklung

Im Rahmen der Entwicklung neuer Triebwerksprogramme muss die Gesellschaft erhebliche Ausgaben für Forschung und Entwicklung tätigen. Zusätzlich muss sie in Spezialwerkzeuge und -ausrüstung für die Produktion neuer Triebwerksmodule und -komponenten investieren.

Die Gesellschaft aktiviert Entwicklungsausgaben, die direkt mit der Entwicklung eines Triebwerksprogramms zusammenhängen, und schreibt die aktivierten Beträge über den Zeitraum ab, über den die Gesellschaft Umsatzerlöse aus dem Triebwerksprogramm erwartet.

Gemäß den Grundsätzen zur Bilanzierung von Unternehmenserwerben bildete die Gesellschaft mit Wirkung zum 1. Januar 2004 in ihrer Bilanz eine Rückstellung (die "F&E-Rückstellung") für ihre zum Zeitpunkt der Akquisition bestehenden Verpflichtungen gegenüber ihren RRSP-Partnern, bestimmte Entwicklungsausgaben zu tragen. Mittel, die die Gesellschaft zur Erfüllung dieser Verpflichtungen aufwendet, werden als Inanspruchnahme der F&E-Rückstellung gebucht, statt den entsprechenden Betrag in der Bilanz zu aktivieren oder als Aufwand in der Gewinn- und Verlustrechnung zu erfassen.

In den Geschäftsjahren zum 31. Dezember 2002, 2003 und 2004 gab die Gesellschaft EUR 128,9 Mio., EUR 171,1 Mio. bzw. EUR 155,8 Mio. für selbstfinanzierte Forschung und Entwicklung aus; davon wurden im Jahr 2002 EUR 75,2 Mio. und im Jahr 2003 EUR 122,8 Mio. aktiviert. Im Jahr 2004 wurden EUR 98,2 Mio. der Forschungs- und Entwicklungsausgaben durch eine teilweise Inanspruchnahme der F&E-Rückstellung gebucht. Wäre die Gesellschaft nicht dazu verpflichtet gewesen, die Grundsätze zur Bilanzierung von Unternehmenserwerben anzuwenden, wäre dieser Betrag aktiviert worden. Zum 31. Dezember 2004 betrug die F&E-Rückstellung in der Bilanz noch EUR 52,1 Mio., die sich aus einer kurzfristigen Rückstellung in Höhe von EUR 31,2 Mio. und einer langfristigen Rückstellung in Höhe von EUR 20,9 Mio. zusammensetzten. Die kurzfristige Rückstellung ist zum 31. März 2005 weiter auf EUR 23,4 Mio. gesunken.

Alle aktivierten oder durch die teilweise Inanspruchnahme der F&E-Rückstellung erfassten Beträge spiegeln die Entwicklungskosten der Triebwerke GP7000 und PW6000 wider. Aufgrund der zeitgleichen Entwicklung dieser beiden wichtigen neuen Triebwerke erreichten die Gesamtausgaben der Gesellschaft für Forschung und Entwicklung im Zeitraum zwischen den Jahren 2002 und 2004 ihren Höhepunkt im Jahr 2003, als die selbstfinanzierten Forschungs- und Entwicklungsausgaben der Gesellschaft 8,8% ihrer Umsatzerlöse betrugen. 2004 entsprachen die selbstfinanzierten Forschungs- und Entwicklungsausgaben 8,1% der Umsatzerlöse. Bei diesen beiden Triebwerksprogrammen ist die Entwicklungsphase nahezu abgeschlossen. Daher rechnet die Gesellschaft kurzfristig mit einem Rückgang der selbstfinanzierten Forschungs- und Entwicklungsausgaben, und zwar sowohl in absoluten Zahlen als auch im Verhältnis zu den Umsatzerlösen.

Ein wesentlicher Teil der jüngsten Forschungs- und Entwicklungskosten bezog sich auf Werkzeugherstellung und die Erprobung für die Triebwerksprogramme GP7000 und PW6000. Solche Kosten dürften, soweit sie sich auf die genannten Programme beziehen, nicht weiter anfallen. Im Hinblick auf ihre Mitarbeiter geht die Gesellschaft davon aus, dass sie künftig viele der technischen Ressourcen, die zuvor für die Triebwerke GP7000 und PW6000 eingesetzt wurden, bei der Forschung und Entwicklung in Verbindung mit militärischen Programmen und vor allem bei der Weiterentwicklung des Programms TP400 einsetzen kann. Durch diese Verlagerung der Schwerpunkte einiger Forschungs- und

Entwicklungsaktivitäten der Gesellschaft kann sie ihre Techniker und Wissenschaftler weiter beschäftigen und ihre entsprechenden Einrichtungen weiter nutzen und so dazu beitragen, langfristige Werte zu schaffen und ihren derzeitigen Ruf als Technologieführer aufrechterhalten. Zudem kann eine Verlagerung in den Bereich der militärischen Forschung und Entwicklung in dem Umfang, in dem militärische Forschung von Regierungen finanziert wird, einen positiven Effekt auf die Cashflows haben.

In der näheren Zukunft rechnet die Gesellschaft—vorbehaltlich ihrer Beteiligung an neuen Triebwerksprogrammen, wie dem Nachfolgermodell des V2500,—mit wesentlich geringeren Forschungs- und Entwicklungskosten als in den Jahren 2002 bis 2004. Für 2005 plant die Gesellschaft mit EUR 93,9 Mio. für selbstfinanzierte Forschung und Entwicklung. Die Gesellschaft erwartet, dass sie etwa zwei Drittel des Gesamtbudgets für Forschung und Entwicklung für 2005 als Aufwand erfassen wird, während etwa ein Drittel durch eine weitere teilweise Inanspruchnahme der F&E-Rückstellung gedeckt werden dürfte. Die Gesellschaft geht davon aus, das die aufwandswirksam erfassten Beträge in Verbindung mit der Entwicklung einer Reihe grundlegender Technologien stehen werden, die in künftigen Triebwerkskonstruktionen eingesetzt werden sollen—so zum Beispiel Technologien zur Reduzierung von Emissionen und Lärmbelastungen, zur Steigerung der Treibstoffeffizienz und zur Optimierung der physikalischen Eigenschaften der verwendeten Materialien. Sollte sich der Gesellschaft die Gelegenheit bieten, an neuen Triebwerksprojekten mitzuarbeiten, wird sie die Kosten und den Nutzen dieser Projekte sorgfältig prüfen, um zu ermitteln, ob die damit verbundenen Forschungs- und Entwicklungskosten sowie die Kapitalkosten durch den möglichen Ertrag gerechtfertigt sind. Darüber hinaus wird die Gesellschaft prüfen, in welcher Höhe sie eine Beteiligung finanzieren kann.

Wechselkursschwankungen

Die Gesellschaft schließt Geschäfte in anderen Währungen als dem Euro, insbesondere in US-Dollar ab. Daher wirken sich Wechselkursschwankungen zwischen dem Euro und dem US-Dollar sowie anderen Währungen auf die Ergebnisse der Gesellschaft aus. Ein Vergleich des durchschnittlichen Wechselkurses im Jahr 2004 (EUR 1,00 zu US$ 1,2438) mit dem des Jahres 2003 (EUR 1,00 zu US$ 1,1304) zeigt, dass der Wert des Euro gegenüber dem US-Dollar in diesem Zeitraum um 10% gestiegen ist. Folglich wurden die Umsatzerlöse und die operative Marge der Gesellschaft beeinträchtigt, da der Großteil der Umsatzerlöse der Gesellschaft in den Geschäftsbereichen Ziviles Triebwerksgeschäft und Zivile Instandhaltung auf US-Dollar und ein wesentlicher Teil ihrer Aufwendungen auf Euro lauten. Um die Währungseffekte auf ihre Ertragslage bis zu einem gewissen Grad abzuschwächen, schließt die Gesellschaft regelmäßig Devisenterminkontrakte ab. Zu Bilanzierungszwecken behandelt die Gesellschaft diese Devisenterminkontrakte als Cashflow-Hedges, sofern sie die entsprechenden Kriterien erfüllen. Um einen Überblick zu geben, wird die Absicherungspolitik der Gesellschaft nachstehend in allgemeinen Zügen beschrieben.

Im zum 31. Dezember 2004 endenden Geschäftsjahr betrug das Wechselkursrisiko für den US-Dollar brutto (Differenz zwischen den Mittelzuflüssen und den Mittelabflüssen der Gesellschaft in US-Dollar, ohne auf US-Dollar lautende Zins- und Tilgungszahlungen) ca. US$ 493 Mio. Nach Berücksichtigung der auf US-Dollar lautenden Mittelabflüsse für planmäßige und freiwillige vorzeitige Tilgung, jeweils einschließlich Zinsen und Gebühren, betrug das Nettorisiko für den US-Dollar US$ 195 Mio. Dieses Risiko war niedriger als die Gesellschaft zum Zeitpunkt des Abschlusses der Hedging-Vereinbarungen für diese Periode angenommen hatte, was an den Rückzahlungen der auf US-Dollar lautenden Schulden lag, die höher waren als zunächst geplant. Zum 31. Dezember 2004 verfügte die Gesellschaft über Devisenterminkontrakte für den Euro/US-Dollar-Wechselkurs mit einem Nennbetrag in Höhe von US$ 195 Mio. zu einem durchschnittlichen Kurs von US$ 1,2553.

Zur Steuerung des Wechselkursrisikos wird bereits seit einigen Jahren ein Ansatz verfolgt, auf Grund dessen regelmäßig eine Prognose hinsichtlich der Differenz zwischen den erwarteten auf US-Dollar lautenden Mittelzuflüssen und den auf US-Dollar lautenden Mittelabflüssen für die nächsten zwölf Quartale erstellt wird. Die Summe der einzelnen Quartalsbeträge entspricht dem erwarteten US-Dollar-Risiko. Die Gesellschaft schließt dementsprechend Terminkontrakte ab, um den Wechselkurs für einen bestimmten Prozentsatz des erwarteten US-Dollar-Risikos vierteljährlich für jedes der kommenden zwölf Quartale festzulegen. Die Höhe des Prozentsatzes des US-Dollar-Risikos, das die Gesellschaft für ein bestimmtes Quartal absichert, hängt davon ab, ob die Prognose hinsichtlich des künftigen US-Dollar/ Euro-Wechselkurses "positiv" (Anstieg des US-Dollar gegenüber dem Euro), "neutral" (keine Veränderung

des Wechselkurses) oder "negativ" (Abschwächung des US-Dollar gegenüber dem Euro) ist. Die Prognose der Gesellschaft basiert auf den Analysen ihrer Banken sowie eigenen Analysen. Je nachdem, wie die Gesellschaft den US-Dollar/Euro-Wechselkurs einschätzt, werden die folgenden Prozentsätze des erwarteten US-Dollar-Risikos für bis zu vier, acht oder zwölf Quartale abgesichert:

	Q1	Q2	Q3	Q4	Q5	Q6	Q7	Q8	Q9	Q10	Q11	Q12
Positiv	90%	70%	50%	30%								
Neutral	90%	75%	60%	50%	40%	35%	30%	25%				
Negativ	90%	80%	70%	60%	55%	50%	45%	40%	35%	30%	25%	20%

In den Jahren 2002 und 2003 lag der Absicherung eine negative Einschätzung des US-Dollar-Risikos zugrunde. Im Dezember 2003 ging die Gesellschaft in Übereinstimmung mit der Konzernpolitik von DaimlerChrysler zu einer neutralen Dollar-Politik über, d.h. sie sicherte über einen kürzeren Zeitraum einen geringeren Prozentsatz ihres US-Dollar-Risikos ab. Bei der Festlegung der Höhe der Absicherung für die Jahre 2004 und 2005 wurden die notwendigen Rückzahlungen und die erwarteten vorzeitigen Tilgungen im Rahmen des zur Finanzierung der Akquisition abgeschlossenen Senior Facilities Agreement, das überwiegend auf US-Dollar lautete, ebenso berücksichtigt wie die auf US-Dollar lautende Zinszahlungen und Gebühren.

Die folgende Tabelle zeigt den Gesamtnennwert der Sicherungsgeschäfte der Gesellschaft auf Quartalsbasis zum 31. Dezember 2002, 2003 und 2004 sowie zum 13. Mai 2005.

	2003	2004				2005				2006				
Absicherungen		Q1	Q2	Q3	Q4	Q1	Q2	Q3 (in Mio. US$)	Q4	Q1	Q2	Q3	Q4	Gesamt
Zum 31. Dezember 2002	365	50	70	90	80	50	75	40	30	45	30	15		940
Zum 31. Dezember 2003		50	70	90	80	50	85	50	30	55	45	40	15	660[1]
Zum 31. Dezember 2004						130	35	80	60	30	20			355
Zum 13. Mai 2005							65	70	90	70	80	30	20	425

(1) *Diese Beträge wurden mit DaimlerChrysler abgesichert, wie nachstehend erläutert.*

Zum Zeitpunkt der Akquisition hatte die MTU Aero Engines mit DaimlerChrysler Devisenterminkontrakte mit einem Nennwert von US$ 660 Mio. und einem Marktwert (Nettobarwert) von ca. EUR 161 Mio. auf Basis des am 12. Januar 2004 gültigen Wechselkurses von EUR 1,00 = US$ 1,25 abgeschlossen. Die Abwicklung dieser Kontrakte war für die Jahre 2004 bis 2006 geplant und hätte zu diesem Wechselkurs die Gewinne der Gesellschaft in den Jahren 2004, 2005 und 2006 um ca. EUR 75 Mio., EUR 61 Mio. bzw. EUR 30 Mio. erhöht, da Gewinne in Höhe dieser Beträge zum Zeitpunkt der Abwicklung der Kontrakte erfasst worden wären. Gemäß den Grundsätzen zur Bilanzierung von Unternehmenserwerben war die Gesellschaft—obwohl sie zum Zeitpunkt der Akquisition weiter einen wirtschaftlichen Nutzen aus den Absicherungen zog—dazu verpflichtet, einen Teil des an DaimlerChrysler gezahlten Kaufpreises (in Höhe des Nettobarwerts der Kontrakte) dem Marktwert der Sicherungsgeschäfte in Höhe von EUR 161 Mio. zuzuordnen und die entsprechenden nicht realisierten Gewinne so zu bilanzieren, als wären sie durch die Akquisition realisiert worden. Demzufolge werden die oben genannten Beträge im nach IFRS erstellten Konzernabschluss in den künftigen Perioden, auf die sich die Kontrakte beziehen, nicht als Gewinne realisiert.

Im Rahmen der Akquisition übertrug DaimlerChrysler als Gegenpartei der Devisenterminkontrakte ihre Verpflichtungen auf Blade Forex UK Ltd. ("Blade Forex"), ein verbundenes Unternehmen der Gesellschaft. Wie im Abschnitt "Geschäfte und Rechtsbeziehungen mit nahestehenden Personen" näher erläutert, zahlte DaimlerChrysler für die Übernahme der Verpflichtungen EUR 161 Mio. an Blade Forex. Anschließend gewährte Blade Forex der MTU Aero Engines ein Darlehen in derselben Höhe sowie weitere EUR 1 Mio. Bei Fälligkeit der Devisenterminkontrakte erhielt MTU Aero Engines eine Forderung gegen Blade Forex, die anschließend mit dem Darlehen verrechnet wurde. Die Verschuldung von MTU Aero Engines ging entsprechend zurück.

Im ersten Quartal 2005 beendete die Gesellschaft die noch bestehenden Devisenterminkontrakte, die sie zum Zeitpunkt der Akquisition von DaimlerChrysler übernommen hatte. Zum Zeitpunkt der Beendigung hatten diese Kontrakte einen Nennwert von US$ 320 Mio. und einen Marktwert (Nettobarwert) von EUR 71 Mio. Die Forderung, die die Gesellschaft zum Zeitpunkt der Beendigung der Kontrakte erwarb, wurde mit der ausstehenden Darlehensverbindlichkeit gegenüber Blade Forex verrechnet, die dadurch erlosch. Damit existieren im Rahmen dieser Devisenterminkontrakte keine weiteren vertraglichen Verpflichtungen mehr. Auf Basis des durchschnittlichen Wechselkurses zum 12. Januar 2004, dem Datum der Übertragung von DaimlerChrysler, von EUR 1,00 = US$ 1,25 hätten die Kontrakte in den folgenden vier Quartalen zu Gewinnen in Höhe von EUR 21 Mio., EUR 13 Mio., EUR 10 Mio. bzw. EUR 12 Mio. (sowie zu weiteren Gewinnen in den folgenden zwei Quartalen) geführt. Die Gewinne wären in den jeweiligen Quartalen der ursprünglichen Abwicklungszeitpunkte gebucht worden, wenn sie zu diesen Zeitpunkten abgewickelt worden wären.

Die ausgewiesenen Umsatzerlöse und Cashflows der Gesellschaft wurden durch die Abschwächung des US-Dollars gegenüber dem Euro in den Jahren 2002 bis 2004 sowie im ersten Quartal 2005 beeinträchtigt. Auf Basis des durchschnittlichen US-Dollar/Euro-Wechselkurses des Jahres 2003 (EUR 1,00 = $1,13) wären die im Geschäftsjahr 2004 erzielten Umsatzerlöse der Gesellschaft um ca. EUR 116,1 Mio. höher ausgefallen als tatsächlich ausgewiesen oder—auf Grundlage der im Abschnitt "—Ertragslage" beschriebenen Annahmen und Methoden—um 4,2% höher als im Jahr 2003. Die nachteiligen Auswirkungen der Wechselkursschwankungen auf die Cashflows wurden teilweise dadurch aufgefangen, dass Kosten (einschließlich Kosten für Triebwerksprogramme des Geschäftsbereichs Ziviles Triebwerksgeschäft) in US-Dollar anfielen, Materialkäufe in US-Dollar erfolgten und Sicherungsgeschäfte getätigt wurden.

Zusätzlich zu den Auswirkungen auf die Umsatzerlöse wirken sich Wechselkursschwankungen u.a. auch auf Forderungen, Verbindlichkeiten, Barguthaben und Sollsalden in anderen Währungen als dem Euro sowie auf Gewinne und Verluste aus währungsbedingten Änderungen dieser Bilanzposten und Gewinne und Verluste aus Devisenterminkontrakten aus.

Für seit der Akquisition abgeschlossene Devisenterminkontrakte wendet die MTU Vorschriften zur Abbildung von Sicherungsbeziehungen in der Rechnungslegung ("Hedge Accounting") an. Folglich werden die Gewinne oder Verluste aus diesen Kontrakten in der Periode erfasst, in der die abgesicherte Transaktion als Teil der Umsatzerlöse realisiert wird.

Restrukturierungsprogramme

Zur weiteren Steigerung ihrer Effizienz und Rentabilität hat die Gesellschaft in der Berichtsperiode Restrukturierungsmaßnahmen durchgeführt und Kosteneinsparungen vorgenommen. Auswirkungen auf die Ergebnisse hatten insbesondere die Restrukturierung der Standorte München und Hannover und die Verschlankung des kanadischen Instandhaltungsbetriebs (einschließlich der Übertragung einiger Aktivitäten des Standortes Kanada auf den Standort Hannover). Die gesamten Restrukturierungskosten betrugen im Jahr 2002 EUR 12,1 Mio., im Jahr 2003 EUR 34,2 Mio., im Jahr 2004 EUR 6,7 Mio., im ersten Quartal 2004 EUR 1,3 Mio. und im ersten Quartal 2005 EUR 0,1 Mio. Ein Teil dieser Kosten ist in der Position "Umsatzkosten" enthalten, der restliche Teil in der Position "Vertriebskosten und allgemeine Verwaltungskosten".

Nach dem 11. September 2001 bemühte sich das Management verstärkt um eine Senkung der Kosten. Dieses Ziel verfolgt die Gesellschaft auch weiterhin, und sie rechnet mit weiteren Maßnahmen zur Senkung der Kosten und zur Steigerung der Effizienz. Zu diesen Maßnahmen gehörten in der Vergangenheit und voraussichtlich auch zukünftig Bestrebungen, die Anzahl der Vollzeitkräfte zu senken, verstärkt Teilzeitkräfte einzusetzen und das Management des Working Capitals zu verbessern. Ein wichtiger Aspekt war hierbei der Beginn des Programms "Impact 100" im Jahr 2004, das bis 2006 abgeschlossen sein dürfte. Im Rahmen dieses Programms beabsichtigt die Gesellschaft, die Gemeinkosten, die operativen Kosten sowie die Investitionen zu verringern und das Management des Working Capitals und der Zulieferkette weiter zu verbessern. In diesem Zusammenhang rechnet die Gesellschaft mit Aufwendungen in Höhe von ca. EUR 12,9 Mio. im Jahr 2005 und ca. EUR 5,0 Mio. im Jahr 2006.

Auftragsbestand

Der Auftragsbestand der Gesellschaft besteht aus festen Bestellungen, somit Aufträgen, gemäß denen die Gesellschaft zur Lieferung von Produkten bzw. Erbringung von Dienstleistungen und ihre Kunden zur Annahme und Zahlung dieser Produkte und Dienstleistungen verpflichtet sind. Der Auftragsbestand wird folgendermaßen berechnet:

- Der Auftragsbestand umfasst alle Aufträge, die der Gesellschaft direkt von einem Kunden, vom Endkunden des OEM oder vom Kunden eines Konsortiums für militärische Triebwerke erteilt werden. An einen führenden Partner eines RRSP oder an ein Konsortium für militärische Triebwerke erteilte Aufträge werden jedoch erst in den Auftragsbestand aufgenommen, wenn der Gesellschaft der damit verbundene Bestellauftrag erteilt wurde.
- Der Auftragsbestand bezüglich des Verkaufs ziviler Triebwerke wird zum Listenpreis ausgewiesen und spiegelt keine Preisnachlässe (Konzessionen) wider (die in den Umsatzkosten enthalten sind).
- Der Auftragsbestand für die zivile Instandhaltung bezieht sich auf Aufträge für die Wartung gelieferter Triebwerke. Geschätzte zukünftige Bestellungen im Rahmen von langfristigen Servicevereinbarungen oder "Power-by-the-Hour"-Verträgen, die auf den geschätzten Flugstunden während der Laufzeit des Vertrags basieren, sind im Auftragsbestand nicht enthalten. Das heißt, dass der Auftragsbestand für die zivile Instandhaltung verhältnismäßig niedrig ist.
- Wenn Umsatzerlöse für Teile des Auftragsbestands realisiert sind, wird ein entsprechender Betrag vom Auftragsbestand abgezogen.

Bei Militärprogrammen bestellen die Kunden in der Regel bei Unterzeichnung des Produktionsvertrags eine feste Anzahl an Flugtriebwerken. Aus diesem Grund wird bei Vertragsunterzeichnung der gesamte Vertragswert im Auftragsbestand erfasst. Infolgedessen wird der Auftragsbestand bei den militärischen Triebwerken im Hinblick auf Bestellungen für ein bestimmtes Triebwerk über einen langen Zeitraum reduziert, entsprechend dem mit dem jeweiligen Kunden vereinbarten Lieferzeitplan. Bestellungen für zivile Triebwerke gehen hingegen von Zeit zu Zeit ein und kommen häufig geballt, wenn ein neues Triebwerk auf den Markt gebracht wird oder wenn besonders intensives Marketing betrieben wurde. Ersatzteilaufträge werden häufig in der Periode ausgeführt, in der der Auftrag eingeht. Folglich umfasst der Auftragsbestand der Gesellschaft im Allgemeinen keine wesentlichen Beträge für Ersatzteile.

Die nachstehende Tabelle zeigt den Auftragsbestand der Gesellschaft:

	Auftragsbestand			
	Zum 31. Dezember			Zum 31. März
(in Mio. EUR)	2002	2003	2004	2005
Ziviles und Militärisches Triebwerksgeschäft	2.027,3	2.921,7	3.236,6	3.404,6
Davon:				
Ziviles Triebwerksgeschäft	1.219,2	1.679,1	1.519,3	1.721,3
Militärisches Triebwerksgeschäft	808,1	1.242,6	1.717,3	1.683,3
Zivile Instandhaltung	153,1	137,9	171,7	177,7
Gesamt	2.180,4	3.059,6	3.408,3	3.582,3

Zum 31. Dezember 2004 belief sich der Auftragsbestand der Gesellschaft auf EUR 3.408,3 Mio. (zum 31. Dezember 2003: EUR 3.059,6 Mio.). Der Anstieg ist unter anderem auf den Eingang von Bestellungen für die zweite Tranche des Triebwerks EJ200 im Dezember 2004 zurückzuführen. Wenngleich der Auftragsbestand ein wichtiger Indikator für kurz- und mittelfristige Umsatzerlöse und die Rentabilität vieler industrieller Hersteller sein kann, ist die Gesellschaft der Ansicht, dass der Auftragsbestand in ihrem Fall aus verschiedenen Gründen nicht unbedingt einen verlässlichen oder aussagekräftigen Indikator für ihre zukünftigen Umsatzerlöse und ihre Rentabilität darstellt. Erstens, ein erheblicher Teil des Auftragsbestands für Flugtriebwerke bezieht sich auf Aufträge, die sich voraussichtlich über viele Jahre erstrecken (bei den militärischen Triebwerken betrifft dies z.B. die Bestellungen für das Triebwerk TP400, von denen die ersten nach dem gegenwärtigen Zeitplan im Jahr 2009 ausgeliefert werden). Aus diesem Grund ist der Auftragsbestand nicht unbedingt ein aussagekräftiger Indikator für kurz- oder mittelfristige Umsatzerlöse. Zweitens, da der Auftragsbestand keine Auskunft über (unter Umständen hohe) Preisnachlässe beim

Verkauf von zivilen Triebwerken gibt, ist er nicht notwendigerweise ein wichtiger Indikator für das Bruttoergebnis der Gesellschaft. Drittens, das im Allgemeinen lukrativere Ersatzteilgeschäft für zivile Triebwerke stellt schließlich nur einen kleinen Teil des Auftragsbestands dar, da die Aufträge in der Regel in der Periode ausgeführt werden, in der sie eingehen. Der Auftragsbestand der Gesellschaft kann jederzeit schwanken, je nachdem, wann die Gesellschaft umfangreiche neue Festaufträge erhält, wann Aufträge ausgeführt werden und ob Aufträge storniert werden. Im Geschäftsbereich Militärisches Triebwerksgeschäft können solche Schwankungen stark ausgeprägt sein.

Eine ausführliche Erläuterung der Faktoren, die Auswirkungen auf die Geschäftstätigkeit und die Rentabilität der Gesellschaft und infolgedessen auf ihren Auftragsbestand haben können, ist im Abschnitt "Risikofaktoren" enthalten.

Unterschiedliche Umsatzquellen

Die Umsatzerlöse und Umsatzkosten der Gesellschaft in einer bestimmten Periode spiegeln nicht nur den Umfang der verkauften Triebwerksmodule, -komponenten und Ersatzteile sowie der geleisteten Instandhaltungen wider, sondern auch die Zusammensetzung der Umsätze. Obwohl der höhere Verkauf neuer ziviler Triebwerke zu zusätzlichen Umsatzerlösen führt, ist er normalerweise mit erheblichen Preisnachlässen (Konzessionen) verbunden, die in den Umsatzkosten enthalten sind. Infolgedessen trägt ein höherer Verkauf neuer Triebwerke im Geschäftsbereich Ziviles Triebwerksgeschäft nicht notwendigerweise zu höheren Bruttoergebnissen bei und kann unter Umständen sogar zu niedrigeren Bruttoergebnissen führen. Dagegen werden beim Verkauf von Ersatzteilen im Geschäftsbereich Ziviles Triebwerksgeschäft keine Preisnachlässe gewährt, so dass daher höhere Umsatzerlöse aus dem Ersatzteilverkauf unmittelbarer in den Bruttoergebnissen wiedergegeben werden. Im Geschäftsbereich Ziviles Triebwerksgeschäft sind die Aufwendungen, die mit den bei der Reparatur verwendeten Ersatzteilen zusammenhängen, ein wesentlicher Bestandteil der Umsatzkosten. Folglich führen höhere Umsatzerlöse normalerweise zu einer Erhöhung der Bruttoergebnisse, auch wenn die Margen hier für gewöhnlich niedriger sind als in den anderen Geschäftsbereichen der Gesellschaft. Im Geschäftsbereich Militärisches Triebwerksgeschäft sind die Margen auf neue Militärtriebwerke, militärische Ersatzteile und militärische Instandhaltungsleistungen stabiler als in den Geschäftsbereichen Ziviles Triebwerksgeschäft und Zivile Instandhaltung, da die Verträge oftmals auf einer Cost-Plus-Basis abgeschlossen werden.

Ertragslage

Soweit nicht ausdrücklich auf andere Quellen verwiesen wird, beruht die folgende Darstellung der Ertragslage auf einem Vergleich des geprüften IFRS-Abschlusses 2004, der ungeprüften IFRS-Finanzangaben 2003 und der ungeprüften IFRS-Finanzangaben 2002 sowie der ungeprüften Konzernzwischenabschlüsse für die Quartale zum 31. März 2005 und 31. März 2004.

Die folgenden Tabellen enthalten Angaben aus der Gewinn- und Verlustrechnung des Konzerns, jeweils zum 31. Dezember 2002, 2003 und 2004 und für die Quartale zum 31. März 2004 und 2005, jeweils mit ihrem entsprechenden Anteil am Umsatzerlös. Die folgenden Tabellen enthalten ferner Angaben aus der Gewinn- und Verlustrechnung des Konzerns zum 31. Dezember 2004 und für die Quartale um 31. März 2004 und 2005, bereinigt um die Effekte der Grundsätze zur Bilanzierung von Unternehmenserwerben (jedoch nicht bereinigt um andere Effekte der Akquisition, wie den in Verbindung mit der Akquisition angefallenen Zinsen). Für eine zusammenfassende Erläuterung der Grundsätze zur Bilanzierung von Unternehmenserwerben und deren Auswirkungen auf die Jahresabschlüsse der Gesellschaft siehe

"—Einflussfaktoren auf die Ertragslage der Gesellschaft—Die Akquisition". Siehe auch Anhangsangabe 1 des IFRS-Jahresabschlusses 2004 und den Lagebericht, der Teil dieses Jahresabschlusses ist.

	Geschäftsjahr zum 31. Dezember							
(in Mio. EUR bis auf Prozentzahlen)	2002	%	2003	%	2004	%	2004*	%
Umsatzerlöse	2.200,8	100	1.952,2	100	1.918,0	100	1.992,5[1]	100
Umsatzkosten[2]	-1.845,8	84	-1.569,2	80	-1.627,6	85	-1.538,1[3]	77
Bruttoergebnis[2]	355,0	16	383,1	20	290,4	15	454,3	23
Forschungs- und Entwicklungskosten	-53,7	2	-48,3	2	-57,7	3	-57,7	3
Vertriebs- und allgemeine Verwaltungskosten	-120,1	5	-131,0	7	-155,6	8	-155,6	8
Sonstige betriebliche Erträge (Aufwendungen)	7,6	—	-0,3	—	4,0	—	4,0	—
Ergebnis vor Finanzergebnis	188,8	9	203,5	10	81,1	4	245,0	12
Finanzergebnis	-16,0	1	-46,9	2	-74,6	4	-74,6	4
Ergebnis vor Steuern	172,8	8	156,6	8	6,5	—	170,4	9
Steuern vom Einkommen und Ertrag	-73,4	3	-93,3	5	-6,3	—		
Minderheitsgesellschafter (Verlustanteil)	1,1	—	—	—	—			
Nettoergebnis	100,4	5	63,3	3	0,2	—		

* *bereinigt um die Effekte der Grundsätze zur Bilanzierung von Unternehmenserwerben*

(1) *Umsatzerlöse bereinigt, um Gewinne aus Währungssicherungskontrakten zu zeigen, die ohne die Grundsätze zur Bilanzierung von Unternehmenserwerben in dieser Periode erfasst worden wären. Siehe "—Einflussfaktoren auf die Ertragslage der Gesellschaft—Wechselkursschwankungen."*

(2) *Die hier angegebenen Umsatzkosten und das hier angegebene Bruttoergebnis enthalten keine Aufwendungen für Forschung und Entwicklung. Die Umsatzkosten und das Bruttoergebnis gemäß den Abschlüssen, die an anderen Stellen dieses Verkaufsprospekts angegeben sind, enthalten diese Aufwendungen hingegen.*

(3) *Umsatzkosten bereinigt, um Abschreibungen in Höhe von EUR 62,5 Mio., um den Effekt aus der Neubewertung von Vorräten (+ EUR 27,0 Mio.) bei Bilanzierung des Unternehmenserwerbs zu eliminieren.*

	Dreimonatszeitraum zum 31. März							
(in Mio. EUR, mit Ausnahme von Prozentangaben)	2004	%	2004*	%	2005	%	2005*	%
Umsatzerlöse	430,0	100	441,8[1]	100	509,7	100	525,8[1]	100
Umsatzkosten[2]	-373,0	87	-329,0[3]	74	-445,4	87	-429,0[4]	82
Bruttoergebnis[2]	57,0	13	112,8	26	64,4	13	96,8	18
Forschungs- und Entwicklungskosten	-19,3	4	-19,3	4	-4,8	1	-4,8	1
Vertriebs- und allgemeine Verwaltungskosten	-66,2	15	-66,2	15	-31,0	6	-31,0	6
Sonstige betriebliche Erträge (Aufwendungen)	0,3	—	0,3	—	1,2	—	1,2	—
Ergebnis vor Finanzergebnis	-28,2	7	27,6	6	29,9	6	62,3	12
Finanzergebnis	-45,3	11	-45,3	10	-21,7	4	-21,7	4
Ergebnis vor Steuern	-73,6	17	-17,8	4	8,2	2	40,6	8
Steuern vom Einkommen und Ertrag	-29,0	7			-3,2	1		
Minderheitsgesellschafter (Verlustanteil)	—	—			—	—		
Nettoergebnis	-44,6	10			5,0	1		

* *bereinigt um die Effekte der Grundsätze zur Bilanzierung von Unternehmenserwerben*

(1) *Umsatzerlöse bereinigt, um Gewinne aus Währungssicherungskontrakten zu zeigen, die ohne die Grundsätze zur Bilanzierung von Unternehmenserwerben in dieser Periode erfasst worden wären. Siehe "—Einflussfaktoren auf die Ertragslage der Gesellschaft—Wechselkursschwankungen."*

(2) *Die hier angegebenen Umsatzkosten und das hier angegebene Bruttoergebnis enthalten keine Aufwendungen für Forschung und Entwicklung. Die Umsatzkosten und das Bruttoergebnis gemäß den Abschlüssen, die an anderen Stellen dieses Verkaufsprospekts angegeben sind, enthalten diese Aufwendungen hingegen.*

(3) *Umsatzkosten bereinigt, um Abschreibungen in Höhe von EUR 17,0 Mio. und um den Effekt aus der Neubewertung von Vorräten (+ EUR 27,0 Mio.) bei Bilanzierung des Unternehmenserwerbs.*

(4) *Umsatzkosten bereinigt, um höhere Abschreibungen in Höhe von EUR 16,4 Mio. aufgrund der Grundsätze zur Bilanzierung von Unternehmenserwerben zu eliminieren.*

Die folgende Tabelle zeigt die Umsatzerlöse der Gesellschaft in den jeweiligen Zeiträumen auf tatsächlicher Basis und unter Zugrundelegung der Euro/US-Dollar-Wechselkurse der jeweiligen Vorperiode. Die gezeigten Umsatzerlöse wurden auf der Grundlage durchschnittlicher Euro/US-Dollar-Wechselkurse für die jeweilige Vorperiode berechnet, um einen Vergleich von Ergebnissen unterschiedlicher Perioden ohne den Einfluss von Wechselkursschwankungen des Euro/US-Dollar-Wechselkurses zu ermöglichen. Bei den Berechnungen wurde angenommen, dass (x) sämtliche Umsatzerlöse des Geschäftsfeldes Militärisches Triebwerksgeschäft auf Euro lauten und (y) bestimmte Anteile der Umsatzerlöse der Geschäftsfelder Ziviles Triebwerksgeschäft und Zivile Instandhaltung, je nach Periode und Instandhaltungsstandort, auf US-Dollar lauten. Der Anteil der nicht abgesicherten Umsatzerlöse, von dem die Gesellschaft annimmt, dass er in den jeweiligen Perioden auf US-Dollar lautet, wird dann mit dem durchschnittlichen Euro/US-Dollar-Wechselkurs der Vorperiode multipliziert. Außerdem wird der Anteil der abgesicherten Umsatzerlöse mit dem durchschnittlichen Kurs multipliziert, zu dem die Sicherungskontrakte abgeschlossen wurden. Die sich ergebenden Beträge sind nur Näherungswerte der Umsatzerlöse, die hätten gebucht werden können, wenn der Euro/US-Dollar-Wechselkurs von Periode zu Periode konstant geblieben wäre. Wäre der tatsächliche Euro/US-Dollar-Wechselkurs konstant gewesen, hätten sich möglicherweise andere Umsatzerlöse ergeben als die nach der oben beschriebenen Methode berechneten und in der nachfolgenden Tabelle aufgeführten.

	Geschäftsjahr zum 31. Dezember			Dreimonatszeitraum zum 31. März	
(in Mio. EUR)	2002	2003	2004	2004	2005
Umsatzerlöse	2.200,8	1.952,2	1.918,0	430,0	509,7
Zum durchschnittlichen Euro/US-Dollar-Wechselkurs der Vorperiode[1]	—	2.150,4	2.034,1	—	527,7

(1) *Für jede Periode auf Basis des durchschnittlichen Euro/US-Dollar-Wechselkurses der früheren Vergleichsperiode (2002: EUR 1,00 = US$ 0,95; 2003: EUR 1,00 = US$ 1,13; Q1 2004: EUR 1,00 = US$ 1,25) für den geschätzten auf US-Dollar lautenden Anteil der entsprechenden nicht abgesicherten Umsatzerlöse.*

Geschäftsfelder

Obwohl die Gesellschaft in Bezug auf Management und Verkaufsaktivitäten in die drei Hauptgeschäftsfelder Ziviles Triebwerksgeschäft, Militärisches Triebwerksgeschäft und Zivile Instandhaltung gegliedert ist, werden für Zwecke der Rechnungslegung nach IFRS lediglich die Umsatzerlöse für jeden der drei Hauptgeschäftsfelder separat erfasst, wohingegen für alle sonstigen Finanzangaben die Bereiche Ziviles Triebwerksgeschäft und Militärisches Triebwerksgeschäft zusammengefasst werden. Zur Erstellung der nachstehenden Tabelle wurden daher Umsatzkosten und Konsolidierungsmaßnahmen entsprechend aufgeteilt. Bei den Umsatzkosten wurden die Bereiche Ziviles Triebwerksgeschäft und Militärisches Triebwerksgeschäft zusammengefasst, da diese eine Reihe von Produktions-, Entwicklungs- und sonstigen Kapazitäten gemeinsam nutzen. Die nachstehenden Tabellen zeigen die Umsatzerlöse, Umsatzkosten und das Bruttoergebnis für die Segmente und Geschäftsfelder der Gesellschaft vor Konsolidierungsmaßnahmen. Bestimmte Segment- und Geschäftsbereichsinformationen in den Tabellen enthalten Anpassungen, um die Effekte der Grundsätze zur Bilanzierung von Unternehmenserwerben zu eliminieren. Für eine zusammenfassende Erläuterung der Grundsätze zur

Bilanzierung von Unternehmenserwerben und deren Auswirkungen auf die Jahresabschlüsse der Gesellschaft siehe "—Einflussfaktoren auf die Ertragslage der Gesellschaft—Die Akquisition".

	Geschäftsjahr zum 31. Dezember							
(in Mio. EUR, mit Ausnahme von Prozentangaben)	2002	%	2003	%	2004	%	2004*	%
Umsatzerlöse	2.200,8	100	1.952,2	100	1.918,0	100	1.992,5	100
Davon:								
Ziviles und Militärisches Triebwerksgeschäft (vor Konsolidierungsmaßnahmen)	1.571,6	71	1.392,9	71	1.375,6	72	1.450,1	73
Davon:								
Ziviles Triebwerksgeschäft	1.110,1	50	944,1	48	879,9	46	954,4	48
Militärisches Triebwerksgeschäft	461,5	21	448,8	23	495,7	26	495,7	25
Zivile Instandhaltung (vor Konsolidierungsmaßnahmen)	686,9	31	591,7	30	575,9	30	575,9	29
Konsolidierung	-57,6	-3	-32,4	-2	-33,5	-2	-33,5	-2
Umsatzkosten(1)	-1.845,8	100	-1.569,2	100	-1.627,6	100	-1.538,1	100
Davon:								
Ziviles und Militärisches Triebwerksgeschäft	-1.259,0	68	-1.056,2	67	-1.117,6	69	-1.047,8	68
Zivile Instandhaltung	-646,6	35	-549,0	35	-543,5	33	-523,8	34
Konsolidierung	59,8	-3	36,1	-2	33,5	-2	33,5	-2
Bruttoergebnis(1)	355,0	100	383,1	100	290,4	100	454,3	100
Davon:								
Ziviles und Militärisches Triebwerksgeschäft	312,6	88	336,7	88	258,0	89	402,3	89
% Marge	19,9%		24,2%		18,8%		27,7%	
Zivile Instandhaltung	40,3	11	42,7	11	32,4	11	52,1	11
% Marge	5,9%		7,2%		5,6%		9,0%	
Konsolidierung	2,1	1	3,7	1	0,0	—	0,0	—

* *bereinigt um die Effekte der Grundsätze zur Bilanzierung von Unternehmenserwerben*

(1) *Die hier angegebenen Umsatzkosten und das hier angegebene Bruttoergebnis enthalten keine Aufwendungen für Forschung und Entwicklung. Die Umsatzkosten und das Bruttoergebnis gemäß den Abschlüssen, die an anderen Stellen dieses Verkaufsprospekts angegeben sind, enthalten diese Aufwendungen hingegen.*

(in Mio. EUR, mit Ausnahme von Prozentangaben)	Dreimonatszeitraum zum 31. März 2004	%	2004*	%	2005	%	2005*	%
Umsatzerlöse	430,0	100	441,8	100	509,7	100	525,8	100
Davon:								
Ziviles und Militärisches Triebwerksgeschäft (vor Konsolidierungsmaßnahmen)	304,2	71	316,1	72	342,0	67	358,0	68
Davon:								
Ziviles Triebwerksgeschäft	205,9	48	217,8	49	240,0	47	256,0	49
Militärisches Triebwerksgeschäft	98,3	23	98,3	22	102,0	20	102,0	19
Zivile Instandhaltung (vor Konsolidierungsmaßnahmen)	132,6	31	132,6	30	172,6	34	172,6	33
Konsolidierung	-6,8	-2	-6,8	-2	-4,9	-1	-4,9	-1
Umsatzkosten(1)	-373,0	100	-329,0	100	-445,4	100	-429,0	100
Davon:								
Ziviles und Militärisches Triebwerksgeschäft	-249,7	67	-216,0	66	-292,7	66	-279,5	65
Zivile Instandhaltung	-129,5	35	-119,2	36	-158,1	35	-154,9	36
Konsolidierung	6,2	-2	6,2	-2	5,5	-1	5,5	-1
Bruttoergebnis(1)	57,0	100	112,8	100	64,4	100	96,8	100
Davon:								
Ziviles und Militärisches Triebwerksgeschäft	54,5	96	100,1	89	49,2	76	78,4	81
% Marge	17,9%		31,7%		14,4%		21,9%	
Zivile Instandhaltung	3,1	5	13,4	12	14,5	23	17,7	18
% Marge	2,3%		10,1%		8,4%		10,3%	
Konsolidierung	-0,6	-1	-0,6	-1	0,6	1	0,6	1

* *bereinigt um die Effekte der Grundsätze zur Bilanzierung von Unternehmenserwerben*

(1) *Die hier angegebenen Umsatzkosten und das hier angegebene Bruttoergebnis enthalten keine Aufwendungen für Forschung und Entwicklung. Die Umsatzkosten und das Bruttoergebnis gemäß den Abschlüssen, die an anderen Stellen dieses Verkaufsprospekts angegeben sind, enthalten diese Aufwendungen hingegen.*

Vergleich der drei Monate zum 31. März 2005 und zum 31. März 2004

Auftragsbestand

Der Auftragsbestand stieg von EUR 3.408,3 Mio. zum 31. Dezember 2004 um EUR 174,0 Mio. bzw. 5,1% auf EUR 3.582,3 Mio. zum 31. März 2005, vor allem aufgrund neuer Triebwerksbestellungen im Geschäftsfeld Ziviles Triebwerksgeschäft.

Umsatzerlöse

Die Umsatzerlöse umfassen die Umsätze aus Triebwerksmodulen und -komponenten (vor Preisnachlässen), Ersatzteilen, Instandhaltungsdienstleistungen sowie erhaltene Zahlungen für von Kunden finanzierte Forschungs- und Entwicklungstätigkeiten. Daneben enthalten sie auch Gewinne und Verluste aus der Währungssicherung, die nach der Akquisition abgeschlossen wurde. Die Umsatzerlöse stiegen von EUR 430,0 Mio. in dem zum 31. März 2004 endenden Dreimonatszeitraum um EUR 79,8 Mio. bzw. 18,5% auf EUR 509,7 Mio. in dem zum 31. März 2005 endenden Dreimonatszeitraum.

Nach Bereinigung um Effekte der Grundsätze zur Bilanzierung von Unternehmenserwerben sind die Umsatzerlöse von EUR 441,8 Mio. in dem zum 31. März 2004 endenden Dreimonatszeitraum um EUR 84,0 Mio. bzw. 19,0% auf EUR 525,8 Mio. in dem zum 31. März 2005 endenden Dreimonatszeitraum gestiegen. Auf Basis des durchschnittlichen Euro/US-Dollar-Wechselkurses des Vorjahres (für nicht abgesicherte Umsatzerlöse, die nach Ansicht der Gesellschaft auf US-Dollar anfallen) und des durchschnittlichen Satzes, zu dem Sicherungsgeschäfte eingegangen wurden, für abgesicherte Umsatzerlöse wären die Umsatzerlöse im ersten Quartal 2005 um EUR 97,7 Mio. bzw. 22,7% auf EUR 527,7 Mio. gestiegen. Im ersten Quartal 2004 hatten sie EUR 430,0 Mio. betragen.

Die Umsatzerlöse im Geschäftsbereich Ziviles Triebwerksgeschäft stiegen von EUR 205,9 Mio. in dem zum 31. März 2004 endenden Dreimonatszeitraum um EUR 34,1 Mio. bzw. 16,6% auf EUR 240,0 Mio. in dem zum 31. März 2005 endenden Dreimonatszeitraum. Nach Bereinigung um Effekte der Grundsätze zur Bilanzierung von Unternehmenserwerben sind die Umsatzerlöse im Geschäftsbereich Ziviles Triebwerksgeschäft im ersten Quartal 2005 verglichen mit dem ersten Quartal 2004 von EUR 217,8 Mio. um EUR 38,2 Mio. bzw. 17,5% auf EUR 256,0 Mio. gestiegen. Da nahezu alle Umsatzerlöse des Geschäftsbereichs Ziviles Triebwerksgeschäft auf US-Dollar lauten, wären sie, gemessen in Euro, höher gewesen, wenn der US-Dollar nicht gegenüber dem Euro an Wert verloren hätte. Der Umsatz bei neuen Triebwerken, vor allem beim V2500, stieg im ersten Quartal 2005 im Vergleich zum ersten Quartal 2004. Der Umsatz bei Ersatzteilen blieb, gemessen in Euro, gleich, was zum einen auf einen Anstieg der Ersatzteilumsätze pro Einheit und zum anderen auf die ungünstigen Änderungen des Euro/US-Dollar-Wechselkurses zurückzuführen ist.

Die Umsatzerlöse im Bereich Militärisches Triebwerksgeschäft stiegen von EUR 98,3 Mio. in dem zum 31. März 2004 endenden Dreimonatszeitraum um EUR 3,7 Mio. bzw. 3,8% auf EUR 102,0 Mio. in dem zum 31. März 2005 endenden Dreimonatszeitraum.

Die Umsatzerlöse des Geschäftsbereichs Zivile Instandhaltung verzeichneten einen Anstieg von EUR 132,6 Mio. in dem zum 31. März 2004 endenden Dreimonatszeitraum um EUR 40,0 Mio. bzw. 30,2% auf EUR 172,6 Mio. in dem zum 31. März 2005 endenden Dreimonatszeitraum. Hätte der US-Dollar nicht gegenüber dem Euro an Wert verloren, wären die Umsatzerlöse aus der Zivilen Instandhaltung, gemessen in Euro, höher gewesen. Die Steigerungen sind auf Geschäfte mit neuen Kunden und einen Anstieg des Geschäfts mit bestehenden Kunden aufgrund einer höheren Zahl an Flugstunden im ersten Quartal 2005 verglichen mit dem entsprechenden Vorjahresquartal zurückzuführen.

Umsatzkosten (außer Kosten für Forschung und Entwicklung)

Die Umsatzkosten umfassen Materialkosten, Personalaufwand, planmäßige Abschreibungen, Zu- bzw. Abgänge von Vorräten und unfertigen Erzeugnissen, Preisnachlässe auf neue Triebwerke und andere Aufwandsposten, die den Umsatzkosten zugerechnet werden. Die Umsatzkosten stiegen von EUR 373,0 Mio. in dem zum 31. März 2004 endenden Dreimonatszeitraum um EUR 72,4 Mio. bzw. 19,4% auf EUR 445,4 Mio. in dem zum 31. März 2005 endenden Dreimonatszeitraum. Nach Bereinigung um Effekte der Grundsätze zur Bilanzierung von Unternehmenserwerben sind die Umsatzkosten von EUR 329,0 Mio. in dem zum 31. März 2004 endenden Dreimonatszeitraum um EUR 100,0 Mio. bzw. 30,4% auf EUR 429,0 Mio. in dem zum 31. März 2005 endenden Dreimonatszeitraum gestiegen. Dieser Umsatzkostenanstieg ist vor allem auf eine größere Anzahl verkaufter neuer Triebwerksmodule und -komponenten gegenüber dem Verkauf von Ersatzteilen im ersten Quartal 2005 im Vergleich zum entsprechenden Vorjahresquartal und auf den Einfluss der Preisnachlässe, die auf diese neuen Triebwerke gewährt wurden, zurückzuführen. Darüber hinaus verzeichnete der Geschäftsbereich Zivile Instandhaltung, der für gewöhnlich gemessen an den Umsatzerlösen höhere Umsatzkosten aufweist als die Geschäftsbereiche Ziviles Triebwerksgeschäft und Militärisches Triebwerksgeschäft, ein überproportionales Wachstum. Ferner waren die Materialkosten höher als im Vorjahresquartal, was vor allem auf den höheren Umsätzen für den zum 31. März 2005 endenden Dreimonatszeitraum im Vergleich zum Vorjahresquartal beruhte.

Die Umsatzkosten für die Geschäftsbereiche Ziviles Triebwerksgeschäft und Militärisches Triebwerksgeschäft betrugen für den zum 31. März 2005 endenden Dreimonatszeitraum EUR 292,7 Mio. (85,6% der entsprechenden Segmentumsatzerlöse) im Vergleich zu EUR 249,7 Mio. (82,1% der entsprechenden Segmentumsatzerlöse) in dem zum 31. März 2004 endenden Dreimonatszeitraum. Nach Bereinigung um Effekte der Grundsätze zur Bilanzierung von Unternehmenserwerben betrugen die Umsatzkosten für die Bereiche Ziviles Triebwerksgeschäft und Militärisches Triebwerksgeschäft im ersten Quartal 2005 EUR 279,5 Mio. (78,1% der entsprechenden Segmentumsatzerlöse nach Bereinigung um Effekte der Grundsätze zur Bilanzierung von Unternehmenserwerben), verglichen mit EUR 216,0 Mio. (68,3% der entsprechenden Segmentumsatzerlöse nach Bereinigung um Effekte der Grundsätze zur Bilanzierung von Unternehmenserwerben) im ersten Quartal 2004.

Die Umsatzkosten für den Geschäftsbereich Zivile Instandhaltung betrugen für den zum 31. März 2005 endenden Dreimonatszeitraum EUR 158,1 Mio. (91,6% der entsprechenden Segmentumsatzerlöse) im

Vergleich zu EUR 129,5 Mio. (97,7% der entsprechenden Segmentumsatzerlöse) in dem zum 31. März 2004 endenden Dreimonatszeitraum. Nach Bereinigung um Effekte der Grundsätze zur Bilanzierung von Unternehmenserwerben betrugen die Umsatzkosten für diesen Geschäftsbereich im ersten Quartal 2005 EUR 154,9 Mio. (89,7% der entsprechenden Segmentumsatzerlöse nach Bereinigung um Effekte der Grundsätze zur Bilanzierung von Unternehmenserwerben), verglichen mit EUR 119,2 Mio. (89,9% der entsprechenden Segmentumsatzerlöse nach Bereinigung um Effekte der Grundsätze zur Bilanzierung von Unternehmenserwerben) im ersten Quartal 2004. Diese Veränderungen spiegeln höhere Volumina und stabile Umsatzkosten im Verhältnis zu den Umsatzerlösen wider.

Forschung und Entwicklung

Die von der Gesellschaft berichteten Forschungs- und Entwicklungskosten sanken von EUR 19,3 Mio. in dem zum 31. März 2004 endenden Dreimonatszeitraum um EUR 14,5 Mio. bzw. 75,2% auf EUR 4,8 Mio. in dem zum 31. März 2005 endenden Dreimonatszeitraum, was insbesondere die Verzögerungen bei bestimmten Technologieprogrammen widerspiegelt. In den zum 31. März 2004 und zum 31. März 2005 endenden Dreimonatszeiträumen nahm die Gesellschaft EUR 24,5 Mio. bzw. EUR 8,3 Mio. der F&E-Rückstellung in Anspruch, wobei die durch die Rückstellung gedeckten Entwicklungskosten für die Programme PW6000 und GP7000 sanken. Dieser teilweise Verbrauch der F&E-Rückstellung wurde nicht in der Gewinn- und Verlustrechnung der Gesellschaft für diese Perioden erfasst, gehört aber trotzdem zu den Forschungs- und Entwicklungsausgaben. Die Summe aus Forschungs- und Entwicklungskosten und der im jeweiligen Quartal in Anspruch genommenen F&E-Rückstellung betrug in dem zum 31. März 2004 endenden Dreimonatszeitraum EUR 43,8 Mio. und für den entsprechenden Zeitraum 2005 EUR 13,1 Mio.

Vertriebs- und allgemeine Verwaltungskosten

Die Vertriebs- und allgemeinen Verwaltungskosten gingen von EUR 66,2 Mio. im zum 31. März 2004 endenden Dreimonatszeitraum um EUR 35,3 Mio. bzw. 53,3% auf EUR 31,0 Mio. im zum 31. März 2005 endenden Dreimonatszeitraum zurück. Dieser Rückgang war vor allem auf die Transaktionskosten in Höhe von EUR 18,3 Mio. in Verbindung mit der Mezzanine-Brückenfinanzierung für die Akquisition zurückzuführen, die der Gesellschaft in dem zum 31. März 2004 endenden Dreimonatszeitraum entstanden waren. Darüber hinaus sanken die Vertriebs- und die allgemeinen Verwaltungskosten im vergangenen Quartal infolge anderer, mit der Transaktion in Zusammenhang stehender Kosten in Höhe von EUR 11,7 Mio., die im ersten Quartal 2004 entstanden waren.

Sonstige betriebliche Erträge (Aufwendungen)

Die sonstigen betrieblichen Erträge stiegen von EUR 0,3 Mio. im zum 31. März 2004 endenden Dreimonatszeitraum um EUR 0,9 Mio. auf EUR 1,2 Mio. im zum 31. März 2005 endenden Dreimonatszeitraum. Dieser Anstieg beruhte hauptsächlich auf Erträgen aus Zahlungen im Rahmen von Versicherungsverträgen.

Finanzergebnis

Die Finanzaufwendungen sanken von EUR 45,3 Mio. im zum 31. März 2004 endenden Dreimonatszeitraum um EUR 23,6 Mio. bzw. 52,2% auf EUR 21,7 Mio. im zum 31. März 2005 endenden Dreimonatszeitraum. Der Hauptgrund für diesen Rückgang ist die Verringerung des Nettozinsaufwands in Höhe von EUR 8,7 Mio. im ersten Quartal 2005 (im Vergleich zu EUR 15,4 Mio. im Vorjahresquartal) infolge der Rückzahlung wesentlicher Schulden im Rahmen des Senior Facilities Agreement. Darüber hinaus spiegelt der Rückgang einen Verlust im sonstigen Finanzergebnis in Höhe von EUR 13,0 Mio. im ersten Quartal 2005 im Vergleich zu einem Verlust im sonstigen Finanzergebnis von EUR 29,2 Mio. im entsprechenden Vorjahreszeitraum wider, der vorwiegend auf Verluste aus Zinsswaps und Zinsen auf Pensionsrückstellungen und, im ersten Quartal 2004, auf Verluste aus Finanzierungstätigkeit zurückzuführen ist.

Ergebnis vor Steuern

Die Gesellschaft verzeichnete für den zum 31. März 2005 endenden Dreimonatszeitraum einen Gewinn vor Steuern in Höhe von EUR 8,2 Mio., im Vergleich zu einem Verlust vor Steuern aufgrund der vorstehend dargestellten Faktoren in Höhe von EUR 73,6 Mio. für den zum 31. März 2004 endenden Dreimonatszeitraum.

Steuern vom Einkommen und Ertrag

Für den zum 31. März 2005 endenden Dreimonatszeitraum erfasste die Gesellschaft einen Steueraufwand in Höhe von EUR 3,2 Mio., verglichen mit einem Steuerertrag in Höhe von EUR 29,0 Mio. im entsprechenden Vorjahreszeitraum; dieser war hauptsächlich auf Erträge aus latenten Steuern in Höhe von EUR 29,2 Mio. zurückzuführen, die die Gesellschaft im ersten Quartal 2004 auf Basis steuerlicher Verluste erfasst hatte.

Nettoergebnis

Die Gesellschaft verzeichnete einen Überschuss in Höhe von EUR 5,0 Mio. für den zum 31. März 2005 endenden Dreimonatszeitraum, im Vergleich zu einem Fehlbetrag aufgrund der vorstehend dargestellten Faktoren in Höhe von EUR 44,6 Mio. für den zum 31. März 2004 endenden Dreimonatszeitraum.

Vergleich der zum 31. Dezember 2004 und zum 31. Dezember 2003 endenden Geschäftsjahre.

Auftragsbestand

Im Geschäftsjahr 2004 stieg der Gesamtauftragsbestand von EUR 3.059,6 Mio. zum 31. Dezember 2003 um 11,4% auf EUR 3.408,3 Mio. zum 31. Dezember 2004, was vor allem auf Aufträge im Zusammenhang mit der zweiten Tranche des Eurofighter-Triebwerks EJ200 im Dezember 2004 zurückzuführen war.

Umsatzerlöse

Die Umsatzerlöse gingen von EUR 1.952,2 Mio. in dem zum 31. Dezember 2003 endenden Geschäftsjahr um EUR 34,2 Mio. bzw. 1,8% auf EUR 1.918,0 Mio. in dem zum 31. Dezember 2004 endenden Geschäftsjahr zurück. Nach Bereinigung um Effekte der Grundsätze zur Bilanzierung von Unternehmenserwerben sind die Umsatzerlöse im Jahr 2004 verglichen mit dem Jahr 2003 um EUR 40,2 Mio. bzw. 2,1% auf EUR 1.992,5 Mio. gestiegen. Auf Basis des durchschnittlichen Euro/US-Dollar-Wechselkurses des Vorjahres (in Bezug auf nicht abgesicherte Umsatzerlöse, die nach Schätzung der Gesellschaft auf US-Dollar lauten) und des durchschnittlichen Kurses, zu dem Sicherungsgeschäfte eingegangen wurden (in Bezug auf abgesicherte Umsatzerlöse) wären die Umsatzerlöse im Jahr 2004 um EUR 81,9 Mio. bzw. 4,2% von EUR 1.952,2 Mio. im Jahr 2003 auf EUR 2.034,1 Mio. gestiegen.

Obwohl das Geschäftsfeld Ziviles Triebwerksgeschäft 2004 allmählich von der wirtschaftlichen Erholung profitierte, sanken die Umsatzerlöse, aufgrund ungünstiger Wechselkursentwicklungen und der Tatsache, dass die 2004 erfassten Umsatzerlöse die Gewinne aus bereits vor der Akquisition abgeschlossenen Sicherungskontrakten nicht enthielten, im Berichtszeitraum um EUR 64,2 Mio. bzw. 6,8% auf EUR 879,9 Mio. (2003: EUR 944,1 Mio.). Nach Bereinigung um die Effekte der Grundsätze zur Bilanzierung von Unternehmenserwerben betrugen die Umsatzerlöse des Geschäftsbereichs Ziviles Triebwerksgeschäft im Jahr 2004 EUR 954,4 Mio, was eine Steigerung um EUR 10,3 Mio. bzw. 1,1% gegenüber den für 2003 ausgewiesenen Umsatzerlösen bedeutet. Die Umsatzerlöse aus dem Verkauf von Modulen und Komponenten für neue Triebwerke blieben trotz ungünstiger Wechselkursentwicklung zum US-Dollar stabil (bei Zugrundelegung der tatsächlichen Wechselkurse). Die Umsatzerlöse aus dem Ersatzteilverkauf sanken 2004 aufgrund der ungünstigen Entwicklung des Euro/US-Dollar-Wechselkurses. Die auf US-Dollar lautenden Ersatzteilverkäufe stiegen jedoch um 4,0%. Die wichtigsten neuen Triebwerksprogramme, die am stärksten zum Umsatz bei Modulen und Komponenten für neue Triebwerke beitrugen, waren die Triebwerke V2500, PW2000 und CF6. Den größten Beitrag zum Ersatzteilverkauf leisteten die Triebwerke CF6, PW2000, V2500 sowie das JT8D-200.

Die Umsatzerlöse des Geschäftsfeldes Militärisches Triebwerksgeschäft stiegen um EUR 46,9 Mio. bzw. 10,5%, und zwar von EUR 448,8 Mio. im Jahr 2003 auf EUR 495,7 Mio. im Jahr 2004. Die Hauptgründe für diesen Anstieg waren die Umsatzerlöse aus dem Triebwerksprogramm TP400, der Beginn der Serienproduktion für das Triebwerk EJ200 und der Produktionsbeginn für das Triebwerk MTR390. Dieser Zuwachs wurde teilweise von einem Umsatzrückgang beim Triebwerksprogramm RB199 aufgezehrt, der auf der gegenwärtigen Außer-Dienststellung des Panavia Tornados, der Verzögerung des Kooperationsmodells für das RB199-Programm (unter dem die Gesellschaft für die Bundeswehr umfangreiche Instandhaltungs-, Betreuungs- und logistische Dienstleistungen erbringt) und dem Rückgang der Geschäftstätigkeit im Bereich militärische Instandhaltung mit Saudi-Arabien beruht.

Die Umsatzerlöse aus der Zivilen Instandhaltung sanken von EUR 591,7 Mio. im Jahr 2003 um EUR 15,8 Mio. bzw. 2,7% auf EUR 575,9 Mio. im Jahr 2004. Der Rückgang der Umsatzerlöse aus der zivilen Instandhaltung ist vor allem auf die gesunkenen Umsätze der MTU Canada aufgrund des Konkurses der Canadian Airlines zurückzuführen. Die Instandhaltungsumsätze der MTU Canada sanken von EUR 53,0 Mio. im Jahr 2003 auf EUR 27,8 Mio. im Jahr 2004. Obwohl die MTU Hannover durch Kündigung der Vertragsbeziehungen durch Federal Express mit Wirkung zum Juni 2003 ihren größten Kunden verlor, gelang es der Gesellschaft, das verlorene Geschäft durch eine Reihe von Verträgen mit anderen Kunden, wie der Air Canada und der Atlas Air, zu ersetzen. Nach Ansicht der Gesellschaft verdeutlicht dieser Umstand das Wachstumspotenzial des Geschäftsfeldes Zivile Instandhaltung. Darüber hinaus ist die Gesellschaft der Meinung, dass ihr Geschäft aufgrund der höheren Diversifizierung des Kundenstamms nun widerstandsfähiger ist.

Umsatzkosten (außer Kosten für Forschung und Entwicklung)

Trotz eines Rückgangs der Umsatzerlöse stiegen die Umsatzkosten von EUR 1.569,2 Mio. in dem zum 31. Dezember 2003 endenden Geschäftsjahr um 3,7% auf EUR 1.627,6 Mio. in dem zum 31. Dezember 2004 endenden Geschäftsjahr. Nach Bereinigung um die Effekte der Grundsätze zur Bilanzierung von Unternehmenserwerben sind die Umsatzkosten im Vergleich zum Jahr 2003 um EUR 31,1 Mio. bzw. 2,0% geringer gewesen und betrugen im Jahr 2004 nur noch EUR 1.538,1 Mio. Die Umsatzkosten beinhalten einen Anteil der Restrukturierungsaufwendungen, die im Jahr 2004 wesentlich geringer waren als im Jahr 2003.

Die Umsatzkosten für die Geschäftsfelder Ziviles Triebwerksgeschäft und Militärisches Triebwerksgeschäft betrugen in dem zum 31. Dezember 2004 endenden Geschäftsjahr EUR 1.117,6 Mio. (81,2% der entsprechenden Segmentumsatzerlöse) im Vergleich zu EUR 1.056,2 Mio. (75,8% der entsprechenden Segmentumsatzerlöse) in dem zum 31. Dezember 2003 endenden Geschäftsjahr. Nach Bereinigung um Effekte der Grundsätze zur Bilanzierung von Unternehmenserwerben betrugen die Umsatzkosten der Geschäftsfelder Ziviles Triebwerksgeschäft und Militärisches Triebwerksgeschäft EUR 1.047,8 Mio. (72,3% der entsprechenden Segmentumsatzerlöse bereinigt um Effekte der Grundsätze zur Bilanzierung von Unternehmenserwerben). Während sich die Gesamtumsatzkosten gegenüber dem Vorjahr nicht wesentlich verändert haben, ergab sich 2004 im Vergleich zu 2003 eine Veränderung der Umsatzquellen: Im Bereich Militärisches Triebwerksgeschäft stiegen die Umsatzerlöse, während die Umsatzerlöse aus dem Verkauf im Zusammenhang mit neuen zivilen Triebwerksprogrammen stabil blieben und die Umsatzerlöse im Bereich zivile Ersatzteile sanken (vor allem aufgrund der Euro/US-Dollar-Wechselkursentwicklung), wobei sich diese Effekte im Wesentlichen ausglichen. Zwei wesentliche Umsatzkostenbestandteile sind die Preisnachlässe, die OEMs auf den Verkauf neuer Triebwerke gewähren und an ihre RRSP-Partner weitergeben, sowie die Marketing-, Garantie- und Verwaltungskosten, die den OEMs entstehen und die von den RRSP-Partnern zu tragen sind ("Drag Payments"). Obwohl die Preisnachlässe gesunken und die Drag Payments gestiegen sind, sind sie in der Summe im Vergleich der beiden Jahre relativ stabil geblieben.

Die Umsatzkosten des Geschäftsbereichs Zivile Instandhaltung sanken in dem zum 31. Dezember 2004 endenden Geschäftsjahr um EUR 5,5 Mio. bzw. 1,0% auf EUR 543,5 Mio. (94,4% der entsprechenden Segmentumsatzerlöse). In dem zum 31. Dezember 2003 endenden Geschäftsjahr hatten sie EUR 549,0 Mio. (92,8% der entsprechenden Segmentumsatzerlöse) betragen. Nach Bereinigung um Effekte der Grundsätze zur Bilanzierung von Unternehmenserwerben betrugen die Umsatzkosten des Geschäftsbereichs Zivile Instandhaltung EUR 523,8 Mio. (91,0% der entsprechenden Segmentumsatzerlöse nach Bereinigung um Effekte der Grundsätze zur Bilanzierung von Unternehmenserwerben). Obwohl der Rückgang der Umsatzkosten zum Teil auf den Rückgang der Umsatzerlöse zurückzuführen ist (und vor allem auf Euro/ US-Dollar-Wechselkursschwankungen, die zu niedrigeren Anschaffungskosten für Ersatzteile, die in US-Dollar bezogen werden, führten, spiegelt der Rückgang der Umsatzkosten in Prozent der Umsatzerlöse (nach Bereinigung um Effekte der Grundsätze zur Bilanzierung von Unternehmenserwerben den Nutzen wider, den die Gesellschaft bereits aus ihren Initiativen zur Steigerung der Effizienz und zur Einsparung von Kosten ziehen konnte. In diesem Zusammenhang seien vor allem das "Impact 100"-Programm und die Verbesserungen aufgrund der Umstrukturierung des kanadischen Geschäftsbereichs der Gesellschaft genannt.

Forschung und Entwicklung

Die von der Gesellschaft berichteten Forschungs- und Entwicklungskosten stiegen 2004 um EUR 9,4 Mio. oder 19,5% auf EUR 57,7 Mio., verglichen mit EUR 48,3 Mio. im Vorjahr.

Wie bereits oben im Abschnitt "—Einflussfaktoren auf die Ertragslage der Gesellschaft—Forschung und Entwicklung" erläutert wurde, bildete die Gesellschaft im Zuge der Grundsätze zur Bilanzierung von Unternehmenserwerben nach IFRS in der Bilanz zum 1. Januar 2004 Rückstellungen für bestimmte Kosten im Zusammenhang mit der Entwicklung der Triebwerke GP7000 und PW6000. Im Laufe des Jahres 2004 nahm die Gesellschaft ca. EUR 98,2 Mio. der Rückstellung in Anspruch, so dass zum 31. Dezember 2004 noch ein Rückstellungsbetrag in Höhe von EUR 52,1 Mio. verblieben war. Obwohl die Inanspruchnahme der Rückstellung den Forschungs- und Entwicklungsausgaben in Bezug auf die Programme GP7000 und PW6000 entspricht, werden diese Ausgaben nicht als Aufwand erfasst. Die gesamten Forschungs- und Entwicklungskosten im Jahr 2004 und die in 2004 in Anspruch genommene F&E-Rückstellung belaufen sich zusammen auf EUR 155,8 Mio. Im Vergleich dazu betrugen die gesamten Forschungs- und Entwicklungskosten im Jahr 2003 und der Betrag der im Jahr 2003 aktivierten derartigen Ausgaben EUR 171,1 Mio., was einem Rückgang von 8,9% im Jahr 2004 entspricht.

Der Betrag der von Kunden finanzierten Forschungs- und Entwicklungsarbeit, der in den erfassten Forschungs- und Entwicklungskosten nicht berücksichtigt ist, betrug im Jahr 2004 EUR 76,9 Mio. im Vergleich zu EUR 56,4 Mio. im Vorjahr.

Vertriebs- und allgemeine Verwaltungskosten

Die Vertriebs- und allgemeinen Verwaltungskosten stiegen von EUR 131,0 Mio. in dem zum 31. Dezember 2003 endenden Geschäftsjahr um EUR 24,7 Mio. bzw. 18,8% auf EUR 155,6 Mio. in dem zum 31. Dezember 2004 endenden Geschäftsjahr. Die Vertriebskosten gingen von EUR 81,7 Mio. in dem zum 31. Dezember 2003 endenden Geschäftsjahr um EUR 13,7 Mio. bzw. 16,8% auf EUR 68,0 Mio. in dem zum 31. Dezember 2004 endenden Geschäftsjahr zurück.

Dieser Rückgang war vor allem auf niedrigere Restrukturierungskosten im Jahr 2003 im Vergleich zum Jahr 2004 zurückzuführen, die teilweise in den Vertriebskosten enthalten sind.

Die allgemeinen Verwaltungskosten stiegen von EUR 49,3 Mio. in dem zum 31. Dezember 2003 endenden Geschäftsjahr um EUR 38,4 Mio. bzw. 77,9% auf EUR 87,7 Mio. in dem zum 31. Dezember 2004 endenden Geschäftsjahr. Dieser Anstieg beruhte hauptsächlich auf Kosten, die direkt im Zusammenhang mit der Akquisition in Höhe von EUR 22,6 Mio. angefallen sind. Darüber hinaus waren die gestiegenen allgemeinen Verwaltungskosten auf weitere außerordentliche Kosten in Höhe von EUR 23,3 Mio. im Jahr 2004 zurückzuführen, die indirekt in Zusammenhang mit der Transaktion angefallen sind. Ohne diese mit der Akquisition zusammenhängenden Kosten hätten die allgemeinen Verwaltungskosten der Gesellschaft im Jahr 2004 EUR 41,8 Mio. betragen, was einem Rückgang von 15,3% im Vergleich zum Jahr 2003 entspräche. Die allgemeinen Verwaltungskosten wurden ferner auch von der Zahlung von Managementgebühren in Höhe von EUR 1,0 Mio. an Kohlberg Kravis Roberts & Co. L.P. im Jahr 2004 positiv beeinflusst, da diese wesentlich geringer waren als die Dienstleistungsvergütung, die zuvor an Konzernunternehmen von DaimlerChrysler gezahlt wurde.

Sonstige betriebliche Erträge (Aufwendungen)

Die Gesellschaft erfasste im Jahr 2004 sonstige betriebliche Erträge saldiert um sonstige betriebliche Aufwendungen in Höhe von EUR 4,0 Mio. Im Jahr 2003 verzeichnete sie sonstige betriebliche Aufwendungen saldiert um sonstige betriebliche Erträge in Höhe von EUR 0,3 Mio. Diese Veränderung spiegelt Gewinne und Verluste aus dem Abgang von Gegenständen des Anlagevermögens (einschließlich des Verkaufs eines Lease-Triebwerks im Jahr 2004), Erträge und Aufwendungen aus Versicherungsleistungen und -beiträgen sowie sonstige Erträge und Aufwendungen wider.

Finanzergebnis

Die Finanzaufwendungen stiegen um EUR 27,7 Mio. bzw. 59,0% von EUR 46,9 Mio. in dem zum 31. Dezember 2003 endenden Geschäftsjahr auf EUR 74,6 Mio. in dem zum 31. Dezember 2004 endenden Geschäftsjahr. Dies war vor allem auf einen Anstieg des Nettozinsaufwands in Höhe von EUR 66,3 Mio. infolge von Zinszahlungen im Jahr 2004 im Rahmen des Senior Facilites Agreement und der Senior Notes

sowie auf einen Anstieg der Zinskomponente bei den Pensionsaufwand zurückzuführen. Allerdings glichen im Jahr 2002 die im Vergleich zum Jahr 2003 niedrigeren ungünstigen Effekte des Euro/US-Dollar-Wechselkurses auf einen in US-Dollar lautenden Kassenbestand diesen Anstieg teilweise aus.

Ergebnis vor Steuern

Das Ergebnis vor Steuern aufgrund der vorstehend genannten Faktoren von EUR 156,6 Mio. im Jahr 2003 um EUR 150,1 Mio. auf EUR 6,5 Mio. im Jahr 2004.

Steuern vom Einkommen und Ertrag

Die Steuern vom Einkommen und Ertrag gingen von EUR 93,3 Mio. in dem zum 31. Dezember 2003 endenden Geschäftsjahr um EUR 87,0 Mio. auf EUR 6,3 Mio. in dem zum 31. Dezember 2004 endenden Geschäftsjahr zurück, wofür ein wesentlich geringeres zu versteuerndes Einkommen im Jahr 2004 (im Vergleich zum Vorjahr) und höhere latente Steuern im Jahr 2003 verantwortlich waren.

Nettoergebnis

Aufgrund der zuvor genannten Faktoren sank das Nettoergebnis von EUR 63,3 Mio. in dem zum 31. Dezember 2003 endenden Geschäftsjahr um EUR 63,1 Mio. auf EUR 0,2 Mio. in dem zum 31. Dezember 2004 endenden Geschäftsjahr.

Vergleich der zum 31. Dezember 2003 und zum 31. Dezember 2002 endenden Geschäftsjahre

Auftragsbestand

Im Geschäftsjahr 2003 stieg der Auftragsbestand um 40,3% von EUR 2.180,4 Mio. zum 31. Dezember 2002 auf EUR 3.059,6 Mio. zum 31. Dezember 2003. Zum größten Teil ist das auf die Unterzeichnung eines Vertrags in Bezug auf das Triebwerk TP400 für den Militärtransporter A400M, erste Bestellungen in Verbindung mit der Einführung des Triebwerksprogramms GP7000 für den Airbus A380 sowie vermehrte Bestellungen des Triebwerks PW2000 für den Militärtransporter C17 durch die US-Streitkräfte zurückzuführen.

Umsatzerlöse

Die Umsatzerlöse gingen von EUR 2.200,8 Mio. in dem zum 31. Dezember 2002 endenden Geschäftsjahr um EUR 248,6 Mio. bzw. 11,3% auf EUR 1.952,2 Mio. in dem zum 31. Dezember 2003 endenden Geschäftsjahr zurück. Auf Basis des durchschnittlichen Euro/US-Dollar-Wechselkurses des Vorjahres (für nicht abgesicherte Umsatzerlöse, die nach der Erwartung der Gesellschaft in US-Dollar anfallen) und des durchschnittlichen Satzes, zu dem Sicherungsgeschäfte eingegangen wurden, (für abgesicherte Umsatzerlöse) wären die Umsatzerlöse in dem zum 31. Dezember 2003 endenden Geschäftsjahr um EUR 50,4 Mio. bzw. 2,3% von EUR 2.200,8 Mio. im Jahr 2002 auf EUR 2.150,4 Mio. gesunken.

Dieser Rückgang war in erster Linie auf einen Umsatzrückgang im Geschäftsbereich Ziviles Triebwerksgeschäft von EUR 1.110,1 Mio. in dem zum 31. Dezember 2002 endenden Geschäftsjahr um EUR 166,0 Mio. bzw. 15,0% auf EUR 944,1 Mio. in dem zum 31. Dezember 2003 endenden Geschäftsjahr zurückzuführen. Dieser Umsatzrückgang spiegelte wiederum die nachteiligen Auswirkungen der Abschwächung des US-Dollar gegenüber dem Euro auf die in US-Dollar lautenden Umsatzerlöse wider. Ein weiterer Grund für den Rückgang der Umsatzerlöse des Geschäftsbereichs Ziviles Triebwerksgeschäft (gemessen an den tatsächlichen Wechselkursen) war das geringere Absatzvolumen infolge des anhaltenden Rückgangs auf dem Triebwerksmarkt im Jahr 2003. Letzterer erklärte sich durch die Ereignisse vom 11. September 2001, die weltweit und insbesondere in der Luftfahrtindustrie schlechten wirtschaftlichen Bedingungen sowie den Ausbruch von SARS.

Im militärischen Triebwerksgeschäft gingen die Umsätze ebenfalls zurück, und zwar um 2,8% von EUR 461,5 Mio. im Jahr 2002 auf EUR 448,8 Mio. im Jahr 2003. Ursache dafür waren insbesondere eine Reduzierung der Flugstunden des Triebwerks RB199, die sich auf die Umsatzerlöse aus der militärischen Instandhaltung und dem Ersatzteilverkauf auswirkte, sowie Verzögerungen bei der Herstellung der Flugwerke für den Eurofighter, durch die sich wiederum die Auslieferung des Triebwerks EJ200 verzögerte.

Darüber hinaus war der Rückgang der Gesamtumsatzerlöse auch auf einen Umsatzrückgang im Geschäftsbereich Zivile Instandhaltung zurückzuführen. In dem zum 31. Dezember 2003 endenden Geschäftsjahr sanken die Umsätze in diesem Geschäftsbereich um EUR 95,2 Mio. bzw. 13,9% von EUR 686,9 Mio. auf EUR 591,7 Mio.. Da ein Großteil der Umsatzerlöse des Geschäftsbereichs Zivile Instandhaltung auf US-Dollar lautet, war in erster Linie die Wertminderung des US-Dollar gegenüber dem Euro für diesen Rückgang verantwortlich. Des Weiteren führten auch das rückläufige Verkehrsaufkommen und die geringere Flugzeugnutzung, die Auswirkungen der Insolvenz eines Kunden (Canadian Airlines) auf das Kanadageschäft der MTU sowie der Verlust zweier Verträge mit Federal Express, die von MTU bis Juni 2003 betreut wurden, im Jahr 2003 zu einem deutlichen Rückgang der Umsatzerlöse aus der Instandhaltung. Teilweise wurde dieser Rückgang von der Zunahme anderer ziviler Instandhaltungsaktivitäten aufgefangen.

Umsatzkosten (außer Kosten für Forschung und Entwicklung)

Die Umsatzkosten gingen von EUR 1.845,8 Mio. in dem zum 31. Dezember 2002 endenden Geschäftsjahr um EUR 276,7 Mio. bzw. 15,0% auf EUR 1,569.2 Mio. in dem zum 31. Dezember 2003 endenden Geschäftsjahr zurück. Dieser Rückgang resultierte in erster Linie aus den rückläufigen Umsätzen und den Kosten in Verbindung mit den Preisnachlässen, die teilweise durch einen Anstieg der Drag Payments ausgeglichen wurden. Ein weiterer wichtiger Faktor waren Bestandsveränderungen: Im Jahr 2003 stiegen die Vorräte um EUR 6,6 Mio., nachdem sie im Jahr 2002 um EUR 103,3 Mio. gesunken waren. Steigende Restrukturierungskosten wirkten sich im Jahr 2003 ebenfalls auf die Umsatzkosten aus.

Forschung und Entwicklung

Die von der Gesellschaft berichteten Forschungs- und Entwicklungsausgaben sanken im Jahr 2003 von EUR 53,7 Mio. im Vorjahr um 10,0% auf EUR 48,3 Mio. Dieser Rückgang spiegelt den Unterschiedsbetrag zwischen den aktivierten und den aufwandswirksam erfassten Ausgaben in Verbindung mit der Entwicklung der Triebwerke GP7000 und PW6000 wider und belegt die erhöhten Entwicklungsaktivitäten für die Triebwerke GP7000 und PW6000 im Jahr 2003. In den Jahren 2003 und 2002 wurden Beträge in Höhe von EUR 122,8 Mio. bzw. EUR 75,2 Mio. aktiviert. Nach Addition dieser Beträge zu den in der jeweiligen Periode aufwandswirksam erfassten Beträgen wären die selbstfinanzierten Forschungs- und Entwicklungsausgaben im Jahr 2003 von EUR 128,9 Mio. in 2002 um 32,8% auf EUR 171,1 Mio. gestiegen.

Vertriebs- und allgemeine Verwaltungskosten

Die Vertriebs- und allgemeinen Verwaltungskosten stiegen von EUR 120,1 Mio. in dem zum 31. Dezember 2002 endenden Geschäftsjahr um EUR 10,8 Mio. bzw. 9,0% auf EUR 131,0 Mio. in dem zum 31. Dezember 2003 endenden Geschäftsjahr.

Die Vertriebskosten stiegen von EUR 77,6 Mio. in dem zum 31. Dezember 2002 endenden Geschäftsjahr um EUR 4,1 Mio. bzw. 5,3% auf EUR 81,7 Mio. in dem zum 31. Dezember 2003 endenden Geschäftsjahr. Grund dafür waren in erster Linie höhere Restrukturierungskosten als im Jahr 2002.

Die allgemeinen Verwaltungskosten stiegen von EUR 42,6 Mio. in dem zum 31. Dezember 2002 endenden Geschäftsjahr um 15,7% auf EUR 49,3 Mio. in dem zum 31. Dezember 2003 endenden Geschäftsjahr, was vor allem auf einen Anstieg der sonstigen Aufwendungen zurückzuführen war.

Steigende Restrukturierungskosten wirkten sich im Jahr 2003 ebenfalls auf die Vertriebs- und die allgemeinen Verwaltungskosten aus.

Sonstige betriebliche Erträge (Aufwendungen)

Die sonstigen betrieblichen Erträge (Aufwendungen) sanken um EUR 7,9 Mio., so dass nach Erträgen saldiert um Aufwendungen in Höhe von EUR 7,6 Mio. für das zum 31. Dezember 2002 endende Geschäftsjahr Aufwendungen saldiert um Erträge in Höhe von EUR 0,3 Mio. in dem zum 31. Dezember 2003 endenden Geschäftsjahr erfasst wurden. Die im Jahr 2002 erzielten Erträge spiegelten einen Veräußerungsgewinn aus dem Verkauf eines kleinen Geschäftsbereichs sowie die Gewährung einer nicht rückzahlbaren Beihilfe an die MTU Berlin für Investitionen wider.

Finanzergebnis

Die Finanzaufwendungen stiegen in dem zum 31. Dezember 2003 endenden Geschäftsjahr auf EUR 46,9 Mio., während in dem zum 31. Dezember 2002 endenden Geschäftsjahr Aufwendungen in Höhe von EUR 16,0 Mio. erfasst worden war. Dieser Aufwandsanstieg resultierte in erster Linie aus höheren Verlusten infolge der Auswirkungen der Wechselkursschwankungen zwischen dem Euro und dem US-Dollar auf die flüssigen Mittel, die im Jahr 2003 EUR 30,4 Mio. gegenüber EUR 14,3 Mio. im Vorjahr betrugen. Ein weiterer Grund waren niedrigere Zinserträge in Höhe von EUR 4,0 Mio. im Jahr 2003 gegenüber EUR 13,6 Mio. im Vorjahr. Darüber hinaus verzeichnete die Gesellschaft im Jahr 2003 einen Verlust in Höhe von EUR 1,5 Mio. aus Minderheitsbeteiligungen. Im Jahr 2002 hatte sie in diesem Zusammenhang einen Gewinn in Höhe von EUR 1,4 Mio. verzeichnet.

Ergebnis vor Steuern

Aufgrund der zuvor genannten Faktoren sank das Ergebnis vor Steuern um EUR 16,2 Mio. von EUR 172,8 Mio. in dem zum 31. Dezember 2002 endenden Geschäftsjahr auf EUR 156,6 Mio. in dem zum 31. Dezember 2003 endenden Geschäftsjahr.

Steuern vom Einkommen und Ertrag

Die Steuern vom Einkommen und Ertrag stiegen von EUR 73,4 Mio. in dem zum 31. Dezember 2002 endenden Geschäftsjahr um 27,0% auf EUR 93,3 Mio. in dem zum 31. Dezember 2003 endenden Geschäftsjahr, was vor allem auf eine Rückstellung für latente Steuern (ungeachtet eines höheren zu versteuernden Ertrags im Jahr 2002) zurückzuführen war.

Nettoergebnis

Aufgrund der zuvor genannten Faktoren sank das Nettoergebnis von EUR 100,4 Mio. in dem zum 31. Dezember 2002 endenden Geschäftsjahr um EUR 37,1 Mio. auf EUR 63,3 Mio. in dem zum 31. Dezember 2003 endenden Geschäftsjahr.

Liquidität und Kapitalausstattung

	Geschäftsjahr zum 31. Dezember			Dreimonatszeitraum zum 31. März	
(EUR in Mio.)	2002	2003	2004	2004	2005
Nettoergebnis	100,4	63,3	0,2	-44,6	5,0
Ergebnisanteil von Minderheitsgesellschaftern	-1,1	0,0	0,0	0,0	0,0
Abschreibungen	55,0	60,9	133,1	31,3	33,3
Änderung Rückstellung	31,1	7,5	-35,6	-25,5	-12,6
Änderung Working Capital	105,5	58,8	-22,5	124,3	110,1
Aktivierte F&E	-75,2	-122,8	—	—	—
Änderung latente Steuern	67,2	39,1	-2,4	-29,0	-2,6
Änderung sonstige Posten	-1,0	0,1	0,1	0,5	-0,1
Cashflow aus betrieblicher Geschäftstätigkeit	281,8	106,9	72,9	56,9	133,1
Cashflow aus Investitionstätigkeit	-133,3	-93,5	-59,9[1]	-10,3[1]	-10,5
Cashflow aus Finanzierungstätigkeit	-254,6	-286,1	-190,3[2]	14,5[2]	-106,5
Veränderung der flüssigen Mittel	-106,1	-272,7	-177,2	61,1	15,7

(1) *Ohne Berücksichtigung des Mittelabflusses von EUR 766,6 Mio. bei der Zahlung des Kaufpreises für die Akquisition.*

(2) *Ohne Berücksichtigung des Mittelzuflusses von EUR 604,4 Mio. im Zusammenhang mit der Finanzierung der Akquisition durch Dritte sowie Zuflüsse in Höhe von EUR 162,2 Mio. aus dem Darlehen von Blade Forex.*

Cashflows im zum 31. März 2005 und 2004 endenden Dreimonatszeitraum

Cashflow aus betrieblicher Geschäftstätigkeit

Die Mittelzuflüsse aus betrieblicher Geschäftstätigkeit betrugen im ersten Quartal 2005 EUR 133,1 Mio, was einen Anstieg gegenüber dem Mittelzufluss in Höhe von EUR 56,9 Mio. im ersten Quartal 2004 darstellt. Der höhere Cashflow aus betrieblicher Geschäftstätigkeit im ersten Quartal 2005 spiegelt das verbesserte Nettoergebnis in dieser Periode im Vergleich zum ersten Quartal 2004 wider, das teilweise auf die mit der Akquisition zusammenhängenden Transaktionskosten in Höhe von EUR 30,0 Mio. im ersten Quartal 2004 zurückzuführen war. Im ersten Quartal 2005 spiegelt der Cashflow neben dem Nettoergebnis auch die Vorauszahlung für die zweite Tranche des Programms EJ200 in Höhe von ca. EUR 50 Mio. und den Eingang von verzögerten Zahlungen von Kunden wider. Im ersten Quartal 2004 profitierte das Working Capital von Vorauszahlungen für das Programm EJ200 sowie von günstigen Veränderungen infolge von zeitlichen Verschiebungen bei den Verbindlichkeiten. Beide Perioden waren durch die Materialkäufe gekennzeichnet, die im ersten Quartal des Jahres generell niedriger ausfallen. Die Änderung bei den Rückstellungen spiegelt die Inanspruchnahme von EUR 8,3 Mio. der gemäß den Grundsätzen zur Bilanzierung von Unternehmenserwerben gebildeten Rückstellung wider, die zur Deckung der Entwicklungskosten für die Triebwerke GP7000 und PW6000 im ersten Quartal 2005 verwendet wurde. Im ersten Quartal 2004 wurden zu diesem Zweck EUR 24,5 Mio. in Anspruch genommen. Entwicklungskosten wurden im ersten Quartal 2005 und 2004 nicht aktiviert. Der Cashflow aus betrieblicher Geschäftstätigkeit enthält in keiner der beiden Perioden Erträge aus Devisenterminkontrakten mit Blade Forex. Diese Erträge resultieren in einer Forderung, wenn die Kontrakte fällig werden, und gleichen dann die Darlehensverbindlichkeiten gegenüber Blade Forex aus. Aufgrund dessen verminderte sich die Nettoverschuldung der Gesellschaft. Siehe "—Einflussfaktoren auf die Ertragslage der Gesellschaft—Wechselkursschwankungen."

Cashflow aus Investitionstätigkeit

In dem zum 31. März 2005 endenden Dreimonatszeitraum verzeichnete die Gesellschaft im Zuge ihrer Investitionstätigkeit einen Mittelabfluss in Höhe von EUR 10,5 Mio., der die im ersten Quartal des Jahres generell niedrigeren Investitionen widerspiegelt. Der Mittelabfluss aus Investitionstätigkeit im ersten Quartal 2005 entsprach in etwa dem des ersten Quartals 2004, in dem Investitionstätigkeit zu einem Mittelabfluss in Höhe von EUR 10,3 Mio. führte. In dem zum 31. März 2005 endenden Dreimonatszeitraum wurden EUR 11,2 Mio. der Barmittel für Investitionen in immaterielle Vermögenswerte und Sachanlagen verwendet. Im ersten Quartal 2004 waren es EUR 10,8 Mio.

Cashflow aus Finanzierungstätigkeit

In dem zum 31. März 2005 endenden Dreimonatszeitraum verzeichnete die Gesellschaft im Zuge ihrer Finanzierungstätigkeit einen Mittelabfluss in Höhe von EUR 106,5 Mio. In diesem Betrag enthalten ist die Tilgung von ca. EUR 79,2 Mio. der im Rahmen der Tranche A des Senior Facilities Agreement aufgenommenen Schulden im Februar 2005 sowie die letzte Tilgungsrate des Senior Facilities Agreement in Höhe von EUR 48,9 Mio. im März 2005. Zum Ende des ersten Quartals 2005 nahm die Gesellschaft EUR 56,8 Mio. ihrer neuen Kreditfazilität in Anspruch. Im ersten Quartal 2004 führte die Finanzierungstätigkeit hingegen zu einem Mittelzufluss in Höhe von EUR 14,4 Mio., der Änderungen des beizulegenden Zeitwerts von Derivaten widerspiegelte.

Cashflows in den Geschäftsjahren zum 31. Dezember 2004, 2003 und 2002

Cashflow aus betrieblicher Geschäftstätigkeit

Im Jahr 2004 fiel der Cashflow aus betrieblicher Geschäftstätigkeit mit EUR 72,9 Mio. geringer aus als im Vorjahr (EUR 106,9 Mio.). Der höhere Cashflows im Jahr 2003 spiegelt das höhere Nettoergebnis in jenem Jahr wieder, was teilweise auf mit der Akquisition verbundene Auszahlungen in Höhe von EUR 41,8 Mio. im Jahr 2004 und einen deutlich höheren Zinsaufwand im Jahr 2004 zurückzuführen war. Im Jahr 2004 wurde das Nettoergebnis durch Restrukturierungsaufwendungen in Höhe von EUR 6,7 Mio. beeinträchtigt (2003: EUR 34,2 Mio.). Auch höhere Abschreibungen schlugen sich in diesem Jahr auf das Nettoergebnis nieder; diese Abschreibungen, die die Erhöhung bei der Bewertung von Vermögenswerten aus der

Akquisition widerspiegeln, hatten jedoch keine Auswirkungen auf den Cashflow. Der Cashflow aus betrieblicher Geschäftstätigkeit im Jahr 2004 wurde durch die Erhöhung von Forderungen aufgrund von Zahlungsverzögerungen bei wesentlichen Forderungen gegenüber Kunden im ersten Quartal 2005 beeinflusst, wodurch sich das Working Capital um EUR 22,5 Mio. erhöhte. Die Änderung bei den Rückstellungen spiegelt die Inanspruchnahme von EUR 24,5 Mio. der gemäß den Grundsätzen zur Bilanzierung von Unternehmenserwerben gebildeten Rückstellung wider, die zur Deckung der Entwicklungskosten für die Triebwerke GP7000 und PW6000 im Jahr 2004 verwendet wurde. Entwicklungskosten wurden im Jahr 2004 nicht aktiviert. Der Cashflow aus betrieblicher Geschäftstätigkeit im Jahr 2004 spiegelt nicht die Erträge aus Devisenterminkontrakten mit Blade Forex wider. Diese Erträge resultieren in einer Forderung, wenn die Kontrakte fällig werden, und gleichen dann die Darlehensverbindlichkeiten gegenüber Blade Forex aus. Aufgrund dessen verminderte sich die Nettoverschuldung der Gesellschaft im Jahr 2004 um EUR 74,5 Mio. Siehe "—Einflussfaktoren auf die Ertragslage der Gesellschaft—Wechselkursschwankungen."

Im Jahr 2003 fiel der Cashflow aus betrieblicher Geschäftstätigkeit mit EUR 106,9 Mio. im Vergleich zu EUR 281,8 Mio. im Vorjahr geringer aus. Der höhere Mittelzufluss im Jahr 2002 war nicht nur auf das höhere Nettoergebnis im Jahr 2002 zurückzuführen, sondern auch auf eine hohe Vorauszahlung für das Triebwerk EJ200, wodurch sich das Working Capital im Jahr 2002 um insgesamt EUR 105,5 Mio. verminderte. Das Nettoergebnis im Jahr 2003 wurde durch Restrukturierungskosten in Höhe von 34,2 Mio. negativ beeinflusst, verglichen mit Restrukturierungskosten in Höhe von EUR 12,1 Mio. im Jahr 2002. Im Geschäftsjahr 2003 umfassten die Mittelzuflüsse eine Verbesserung des Working Capital um EUR 58,8 Mio., die weitgehend auf die Verringerung von Vorräten infolge des Auslieferungsbeginns des Programms EJ200 zurückzuführen waren. Der Cashflow aus betrieblicher Geschäftstätigkeit wurde im Jahr 2003 durch die aktivierten Entwicklungskosten für die Triebwerksprogramme GP7000 und PW6000 in Höhe von EUR 122,8 Mio. negativ beeinflusst.

Im Jahr 2002 betrug der Cashflow aus betrieblicher Geschäftstätigkeit EUR 281,8 Mio. Das Nettoergebnis wurde durch Restrukturierungskosten in Höhe von EUR 12,1 Mio. beeinflusst. Das Working Capital verringerte sich um EUR 105,5 Mio., was mit einer Verringerung der Vorräte aufgrund des Fortschritts bei der Entwicklung des Triebwerks EJ200 um EUR 104,1 Mio., damit verbundenen Zahlungen von Kunden sowie mit der Verringerung von Forderungen und Verbindlichkeiten von EUR 72,1 Mio. bzw. EUR 70,8 Mio. zusammenhing, die sich fast vollständig ausglichen.

Cashflow aus Investitionstätigkeit

In dem zum 31. Dezember 2004 endenden Geschäftsjahr verzeichnete die Gesellschaft im Zuge ihrer Investitionstätigkeit einen Mittelabfluss in Höhe von EUR 59,9 Mio., der aus einem Bruttomittelabfluss für Investitionen in Höhe von EUR 65,9 Mio. bestand, welcher durch einen Barmittelzufluss aufgrund von Veräußerungen von Vermögensgegenständen und Rückzahlungen von EUR 6,0 Mio. verringert wurde. Die Barmittel wurden u.a. in Informationstechnologie zur Verbesserung der Produktionsverfahren investiert. Zusätzlich investierte die Gesellschaft brutto EUR 1,1 Mio. in Finanzanlagen.

In dem zum 31. Dezember 2003 endenden Geschäftsjahr verbrauchte die Gesellschaft im Zuge ihrer Investitionstätigkeit Barmittel in Höhe von EUR 93,5 Mio. Diese umfasste Investitionen in Höhe von EUR 83,8 Mio. in immaterielle Vermögenswerte und Sachanlagen sowie andere Investitionen in Höhe von EUR 16,3 Mio., insbesondere Investitionen in Finanzierungsleasingverträge für die Betriebsstätte Hannover, die teilweise durch Veräußerungen von Vermögensgegenständen in Höhe von EUR 6,6 Mio. ausgeglichen wurden. Zusätzlich investierte die Gesellschaft brutto EUR 8,6 Mio. (auf der Basis der HGB Rechnungslegung) in Finanzanlagen.

In dem zum 31. Dezember 2002 endenden Geschäftsjahr verbrauchte die Gesellschaft im Zuge ihrer Investitionstätigkeit Barmittel in Höhe von EUR 133,3 Mio. Davon entfielen EUR 136,0 Mio. auf Investitionen in immaterielle Vermögenswerte und Sachanlagen. Im Geschäftsjahr 2002 beinhalteten diese Investitionen einen Betrag für den Kauf einer Lizenz für die Durchführung von Instandhaltungsleistungen am Triebwerk CF34, Finanzierungsleasinggeschäfte und Ausgaben für die Umsetzung des „Flowline"-Konzepts (ein Workshop-Layout zur Senkung der Durchlaufzeiten für die Wartung von Triebwerken) in Hannover. Darüber hinaus investierte die Gesellschaft im Jahr 2002 brutto EUR 19,3 Mio (auf der Basis der HGB Rechnungslegung) in Finanzanlagen. Dieser Betrag beinhaltet eine Investition von EUR 10,8 Mio. in

das chinesische Joint Venture für Instandhaltungsdienstleistungen in Zhuhai. Daneben bestanden Mittelzuflüsse aus der Veräußerung von Vermögensgegenständen und Rückzahlungen.

In der vorangehenden Darstellung des Cashflows aus der Investitionstätigkeit sind die Mittelabflüsse in Höhe von EUR 766,6 Mio. im Jahr 2004, die auf die Kaufpreiszahlung im Rahmen der Akquisition entfielen, nicht enthalten.

Cashflow aus Finanzierungstätigkeit

Die Gesellschaft verzeichnete im Rahmen ihrer Finanzierungstätigkeit im Geschäftsjahr 2004 Mittelabflüsse in Höhe von EUR 190,3 Mio., im Geschäftsjahr 2003 von EUR 286,1 Mio. und im Geschäftsjahr 2002 von EUR 254,6 Mio. Die Finanzierungstätigkeit bezog sich im Jahr 2004 in erster Linie auf die Tilgung von ca. EUR 201 Mio. unter dem Senior Facilities Agreement, das zur Finanzierung der Akquisition abgeschlossenen worden war. In den Jahren 2003 und 2002 bezog sich die Finanzierungstätigkeit fast vollständig auf Schuldentilgung, Dividendenzahlungen und sonstige Gewinnabführungen an den DaimlerChrysler-Konzern. Insbesondere sind in den Mittelabflüssen aus der Finanzierungstätigkeit Bruttozahlungen in Höhe von EUR 541 Mio. im Jahr 2003 bzw. EUR 281 Mio. im Jahr 2002 an DaimlerChrysler und der Mittelzufluss von DaimlerChrysler in Höhe von ungefähr EUR 229 Mio. enthalten, der im Wesentlichen aus dem Verkauf von Anteilen an DaimlerChrysler resultierte.

In der vorangehenden Darstellung des Cashflows aus Finanzierungstätigkeit sind die Mittelzuflüsse im Jahr 2004 in Höhe von EUR 604,4 Mio. im Zusammenhang mit der Finanzierung der Akquisition durch Dritte und der Mittelzufluss von EUR 162,2 Mio. im Zusammenhang mit dem Darlehen von Blade Forex, wie oben dargestellt unter "—Einflussfaktoren auf die Ertragslage der Gesellschaft—Wechselkursschwankungen", nicht enthalten.

Kapitalausstattung

Die Hauptliquiditätsquelle der Gesellschaft ist ihr vorstehend analysierter Cashflow aus betrieblicher Geschäftstätigkeit. Die Fähigkeit der Gesellschaft, Cashflows aus ihrer betrieblichen Geschäftstätigkeit zu erzielen, hängt von ihrer künftigen operativen Leistung ab, die wiederum bis zu einem gewissen Grad von den allgemeinen wirtschaftlichen, finanziellen, wettbewerbs- und marktbezogenen, gesetzlichen, aufsichtsrechtlichen und anderen Faktoren (von denen viele außerhalb des Einflussbereichs der Gesellschaft liegen) sowie von allen anderen im Abschnitt „Risikofaktoren" erörterten Faktoren abhängt.

Die folgende Tabelle zeigt die Nettoverschuldung der Gesellschaft zum 31. Dezember 2002, 2003 und 2004 sowie zum 31. März 2005.

Nettofinanzverbindlichkeiten

(in Mio. EUR, mit Ausnahme von Prozentangaben)	Zum 31. Dezember 2002	Zum 1. Januar 2004	Zum 31. Dezember 2004	Zum 31. März 2005
Senior Notes (inkl. accrued interest)			280,7	286,3
Senior Debt/Mezzanine Debt[1]	11,9	672,5	186,1	69,2
Vendor Loan		175,0	185,5	188,3
Finanzierungsleasingverträge	36,0	54,2	51,9	52,6
Verbindlichkeiten gegenüber verbundenen Unternehmen[2]	36,1	234,4	162,4	71,7
Sonstige Finanzverbindlichkeiten	—	—	—	0,4
Total Finanzverbindlichkeiten	84,0	1,136,1	866,6	668,5
Barmittel	326,5	205,6	28,5	44,1
Nettofinanzverbindlichkeiten	-242,5	930,5	838,1	624,4

(1) *Einschließlich Senior Facility, Mezzanine Loan und des Darlehens der Province of British Columbia.*

(2) *Einschließlich Gesellschafterdarlehen, Forex Darlehen und anderer Konzern-Darlehen.*

In Zusammenhang mit der Akquisition schloss die Gesellschaft ein Senior Facilities Agreement über die Bereitstellung von Fazilitäten in Höhe von bis zu EUR 620,0 Mio. ab, von denen sie zum 1. Januar 2004 EUR 420,0 Mio. in Anspruch genommen hatte. Im März 2004 emittierte die MTU Aero Engines Investment GmbH, ein Tochterunternehmen der Gesellschaft, 8,25%ige Senior Notes mit einem Gesamtnennbetrag in Höhe von EUR 275,0 Mio. und Fälligkeit im Jahr 2014 (die „Senior Notes"). Die Erlöse aus der Emission der Senior Notes wurden für die vorzeitige Tilgung von EUR 33,7 Mio. der ausstehenden Beträge des Senior Facilities Agreement sowie für die Tilgung aller ausstehenden Beträge im Rahmen der Mezzanine-Brückenfinanzierung, die in Verbindung mit der Akquisition in Anspruch genommen wurde, aufgewendet. Im Jahr 2004 wurden zusätzlich EUR 201 Mio. der Schulden aus dem Senior Facilities Agreement, von denen nur EUR 1,1 Mio. laufende Tilgungsraten waren, getilgt. Weitere EUR 79,2 Mio. wurden im Februar 2005 auf das Senior Facilities Agreement vorzeitig zurückgezahlt. Im März 2005 schloss die Gesellschaft eine neue revolvierende Kreditfazilität (die „Kreditfazilität") ab, die das Senior Facilities Agreement ersetzte. Gleichzeitig zahlte die Gesellschaft die letzte Tilgungsrate für das Senior Facilities Agreement in Höhe von EUR 48,9 Mio.. Das Management ist der Ansicht, dass die neue Kreditfazilität der Gesellschaft eine deutlich größere Flexibilität gestattet—ein Zeichen ihrer besseren Bonität—und dass die Fähigkeit der Gesellschaft, das Senior Facilities Agreement zu solch günstigen Bedingungen zu refinanzieren, auf die laufende positive Entwicklung ihres Geschäfts und des Marktes im Allgemeinen zurückzuführen ist.

Durch die Kreditfazilität stehen der Gesellschaft EUR 250 Mio. zur Verfügung, die sie zur Erfüllung ihres Bedarfs an Working Capital oder für andere allgemeine Unternehmenszwecke verwenden kann. Zum 31. März 2005 beliefen sich die ausstehenden Schulden auf EUR 56,8 Mio., EUR 164,9 Mio. waren im Rahmen der Kreditfazilität noch verfügbar. Zum 31. März 2005 fielen Zinsen zu einem Satz von 0,4% über dem EURIBOR für alle im Rahmen der Kreditfazilität ausstehenden Schulden an.

Die Erlöse aus diesem Zeichnungsangebot sollen für die Tilgung der Schulden aus dem Verkäuferdarlehen (Vendor Loan Note) und dem Gesellschafterdarlehen verwendet werden. Siehe "Verwendung der Erlöse".

Die MTU Aero Engines Holding AG ist eine Holding-Gesellschaft ohne eigene umsatzgenerierende Aktivitäten. Zur Generierung von Finanzmitteln ist die MTU Aero Engines Holding AG daher von der Fähigkeit ihrer Tochterunternehmen zur Kapitalaufnahme sowie von Dividenden und sonstigen Zahlungen der Tochterunternehmen abhängig. Die Anleihebedingungen der Senior Notes enthalten Regelungen, die die Fähigkeit einiger Tochterunternehmen der MTU Aero Engines Holding AG u.a. in Bezug auf die Ausschüttung von Dividenden oder die Leistung sonstiger Zahlungen, die Aufnahme zusätzlicher Schulden und die Gewährung von Garantien einschränken. Ferner kann die Fähigkeit der Tochterunternehmen der MTU Aero Engines Holding AG in Bezug auf die Ausschüttung von Dividenden und die Leistung anderer Zahlungen an die MTU Aero Engines Holding AG durch andere Vereinbarungen und gesetzliche, in der

Satzung verankerte oder andere Verbote eingeschränkt sein. Siehe Abschnitt “Risikofaktoren—Die Gesellschaft schüttet unter Umständen keine Dividenden aus”.

Wenngleich die Gesellschaft der Ansicht ist, dass ihre erwarteten Cashflows aus der betrieblichen Geschäftstätigkeit—neben den verfügbaren Krediten und flüssigen Mitteln—ausreichen werden, um ihren erwarteten Liquiditätsbedarf zu decken und die notwendigen Schuldendienstzahlungen zu leisten, besteht jedoch keine Garantie, dass sie im Zuge ihrer betrieblichen Geschäftstätigkeit ausreichend Cashflows erzeugen wird oder dass die verfügbare Fremd- und Eigenkapitalfinanzierung ausreichen wird, um ihr die Tilgung fälliger Schulden oder die Finanzierung ihres sonstigen Liquiditätsbedarfs zu ermöglichen.

Nach Ansicht der Gesellschaft bestehen folgende potenzielle Liquiditätsrisiken:

- Rückgang des Cashflows aus der betrieblichen Geschäftstätigkeit infolge eines geringeren Nettoergebnisses aus der Geschäftstätigkeit. Dieser könnte auf eine schwächere Entwicklung der Gesellschaft oder der gesamten Industrie zurückzuführen sein;
- hoher Finanzierungsbedarf für Forschungs- und Entwicklungsaktivitäten und damit verbundene Investitionen bei der Beteiligung an Triebwerksprogrammen und zwar insbesondere bei solchen, an denen die Gesellschaft eine hohe Beteiligung hält;
- die potenzielle Verpflichtung im Rahmen einer RRSP-Vereinbarung, Barzahlungen zu leisten, soweit die Gesellschaft nicht in der Lage ist, ihren Forschungs- und Entwicklungsbeitrag zu erbringen; und
- die mögliche Haftung der Gesellschaft im Rahmen von RRSP- oder sonstigen Vereinbarungen gegenüber Dritten für Verbindlichkeiten in Bezug auf solche Vereinbarungen. Dies gilt auch für Verbindlichkeiten im Rahmen von Garantien von RRSP-Teilnehmern für die Finanzierung des Kaufs von Triebwerken vom RRSP-Konsortium sowie von Flugzeugen zugunsten von Fluggesellschaften.

Sollten der künftige Cashflow aus betrieblicher Geschäftstätigkeit und andere Kapitalressourcen (einschließlich der Kredite im Rahmen der Kreditfazilität) nicht ausreichen, um den Zahlungsverpflichtungen der Gesellschaft bei Fälligkeit nachzukommen oder um ihren Liquiditätsbedarf zu decken, kann sie gezwungen sein:

- ihre Geschäftsaktivitäten, ihre Investitionen und ihre Forschungs- und Entwicklungsaktivitäten zu verringern oder zu verschieben;
- Vermögenswerte zu verkaufen;
- weitere Schulden aufzunehmen oder Eigenkapital zu beschaffen; oder
- alle oder einen Teil ihrer Schulden bei oder vor Fälligkeit umzustrukturieren oder zu refinanzieren.

Es kann nicht gewährleistet werden, dass die Gesellschaft in der Lage sein wird, eine dieser Alternativen rechtzeitig oder zufrieden stellend bzw. überhaupt wahrzunehmen. Darüber hinaus können die Bedingungen der bestehenden Schulden der Gesellschaft, der Kreditfazilität und der Senior Notes ebenso wie künftige Schulden die Fähigkeit der Gesellschaft einschränken, diese Alternativen wahrzunehmen.

Kreditfazilität

Für die Inanspruchnahme der Kreditfazilität müssen einige finanzielle Kriterien erfüllt sein, wie z.B.:

- ein Mindestzinsdeckungsverhältnis (definiert als das Verhältnis von Konzern-EBITDA zum Nettozinsaufwand des Konzerns); und
- eine maximale Gesamtverschuldungsgrenze (definiert als das Verhältnis von Nettofinanzverschuldung des Konzerns zum Konzern-EBITDA)

(in beiden Fällen im Sinne der Definition in der Kreditfazilität). Die Berechnung des Konzern-EBITDA im Rahmen der Kreditfazilität unterscheidet sich von der in diesem Verkaufsprospekt erläuterten Berechnung des EBITDA.

Die Kreditfazilität enthält die für solche Verträge üblichen Klauseln, Verpflichtungen und Unterlassungsverpflichtungen. Dazu zählen u.a. Beschränkungen hinsichtlich einer zusätzlichen Verschuldung, Übernahmen und Fusionen, des Verkaufs von Vermögenswerten sowie Sicherungs- und

Pfandrechten. Die Kreditfazilität enthält des Weiteren bestimmte vertragsübliche Klauseln, wonach ein Ausfall zu einer vorzeitigen Tilgung der im Rahmen der Kreditfazilität gewährten Kredite führen kann. Darüber hinaus hängt die im Rahmen der Kreditfazilität zu zahlende Marge auf die Kredite von der Verschuldung der Gesellschaft ab, d.h. dass die Gesellschaft im Falle einer steigenden Verschuldung jederzeit einen höheren Cashflow-Bedarf haben könnte.

Senior Notes

Die Anleihebedingungen der Senior Notes schränken u.a. die Fähigkeit bestimmter Tochterunternehmen der MTU Aero Engines Holding AG ein, zusätzliche Schulden aufzunehmen oder für sie zu bürgen. Im Allgemeinen können solche Tochterunternehmen zusätzliche Schulden nur dann aufnehmen oder für sie bürgen, wenn ein Mindestdeckungsverhältnis der Fixkosten (definiert als Verhältnis von Konzern-Cashflow zu Fixkosten; jeweils in den Anleihebedingungen der Senior Notes definiert) erfüllt ist. Darüber hinaus schränken die Anleihebedingungen der Senior Notes die Fähigkeit einiger Tochterunternehmen der MTU Aero Engines Holding AG u.a. dahingehend ein, Dividenden zu zahlen oder andere Ausschüttungen vorzunehmen, Investitionen und bestimmte andere Zahlungen zu tätigen, Vermögenswerte zu verkaufen sowie alle oder nahezu alle ihre Vermögenswerte zu konsolidieren, zusammenzulegen oder zu verkaufen. Die Anleihebedingungen der Senior Notes enthalten des Weiteren vertragsübliche Klauseln, wonach ein Ausfall zu einer vorzeitigen Tilgung aller im Rahmen der Senior Notes bestehenden Zahlungsverpflichtungen führen kann.

Überblick aller vertraglichen Verpflichtungen

Allgemeines

Die nachstehende Tabelle zeigt die vertraglichen und geschäftlichen Verpflichtungen sowie die Tilgungszahlungen (ohne Forschung und Entwicklung, sonstige Verpflichtungen im Rahmen der RRSP-Programme, Pensionsverpflichtungen und periodische Zinszahlungen für Finanzverbindlichkeiten) der Gesellschaft zum 31. Dezember 2004. Nicht enthalten sind das inzwischen getilgte Darlehen von Blade Forex sowie die Gesellschafter- und Verkäuferdarlehen, die mit den Erlösen aus diesem Angebot getilgt werden.

(in Mio. EUR)	Unter 1 Jahr	1-5 Jahre	Über 5 Jahre	Gesamt
Kreditfazilität[1]	174,2	—	—	174,2[1]
Senior Notes	—	—	275,0	275,0
Operating-Leasingverpflichtungen	8,3	19,7	6,3	34,2
Finanzierungsleasing-verträge	1,9	21,2	28,8	51,9
Sonstige Verbindlichkeiten[2]	—	—	11,9	11,9
Gesamt[3]	184,4	40,9	310,1	547,2

(1) *Im ersten Quartal 2005 tilgte die Gesellschaft alle im Rahmen des Senior Facilities Agreement ausstehenden Beträge, so dass zum 31. März 2005 noch EUR 56,8 Mio. im Rahmen der Kreditfazilität ausstanden, die innerhalb eines Jahres fällig sind.*

(2) *Darlehen der Provinz British Columbia.*

(3) *Der Zeitpunkt der Zahlungen basiert auf der bestmöglichen Schätzung der vertraglich vereinbarten Fälligkeitsfristen der Verpflichtungen durch das Management und kann sich erheblich von der tatsächlichen Fälligkeit dieser Verpflichtungen unterscheiden.*

Pensionen

Die an anderer Stelle in diesem Verkaufsprospekt enthaltene Anhangsangabe 23 des IFRS-Jahresabschlusses für das Geschäftsjahr 2004 zeigt eine Darstellung der Pensionsrückstellungen. Zum 31. Dezember 2004 betrug der Anwartschaftsbarwert mit Berücksichtigung künftiger Gehaltssteigerungen EUR 386,0 Mio. In der Bilanz zum 31. Dezember 2004 beliefen sich die Pensionsrückstellungen auf EUR 358,9 Mio. Zum 01. Januar 2004 und zum 31. Dezember 2002 hatten sie EUR 343,0 Mio. bzw. EUR 295,9 Mio. betragen. Die Vorgehensweise zur Berechnung von Pensionsverpflichtungen und -aufwendungen in 2002 und 2003 unterscheidet sich von derjenigen des Jahres 2004. Bei einer Anwendung der Vorgehensweise des Jahres 2004 in den Jahren 2002 und 2003 wären die Pensionverpflichtungen und die Pensionsaufwendungen nach Einschätzung des Managements in den jeweiligen Jahren geringer ausgefallen. Allerdings schätzt das Management den Einfluss als nicht wesentlich ein.

Außerbilanzielle Posten und sonstige Eventualverbindlichkeiten

Eine Darstellung der Eventualverbindlichkeiten, einschließlich des Brutto- und Nettobetrags dieser Verbindlichkeiten (d.h. das gesamte potenzielle Engagement und der nicht in der Bilanz berücksichtigte Betrag dieses Engagements) ist an anderer Stelle in diesem Verkaufsprospekt in Anhangsangabe 27 des IFRS-Jahresabschlusses 2004 der Gesellschaft enthalten. Die Eventualverbindlichkeiten sind in erster Linie Verpflichtungen in Verbindung mit RRSP-Vereinbarungen mit OEM-Kunden und Garantien für nicht konsolidierte Unternehmen, an denen die Gesellschaft beteiligt ist. Der Nettobetrag der Eventualverbindlichkeiten in Verbindung mit RRSP-Vereinbarungen betrug zum 31. März 2005 EUR 82,2 Mio., zum 31. Dezember 2004 EUR 80,2 Mio., zum 31. Dezember 2003 EUR 85,5 Mio. und zum 31. Dezember 2002 EUR 280,3 Mio. Der Nettobetrag der Eventualverbindlichkeiten in Verbindung mit Garantien gegenüber Dritten betrug zum 31. März 2005 EUR 60,1 Mio., zum 31. Dezember 2004 EUR 58,2 Mio., zum 31. Dezember 2003 EUR 42,5 Mio. und zum 31. Dezember 2002 EUR 30,7 Mio.

Darüber hinaus ist die Gesellschaft im Zuge ihrer gewöhnlichen Geschäftstätigkeit von Zeit zu Zeit u.a. in Bezug auf Patente, Umwelthaftungen, Personalangelegenheiten, Arbeitssicherheit und -gesundheit sowie wirtschaftsrechtliche Streitigkeiten in Rechtsstreitigkeiten, Schadenersatzansprüche, Ermittlungs- und Gerichtsverfahren verwickelt. Nach Ansicht des Managements sind derzeit keine solchen Rechtsstreitigkeiten anhängig, die wesentliche Auswirkungen auf die Geschäftstätigkeit, die Vermögens-, Finanz- und Ertragslage oder die Cashflows des Konzerns haben könnten.

Geschäfte mit nahestehenden Personen und Unternehmen

Eine Beschreibung bestimmter Geschäfte zwischen der Gesellschaft und einigen ihr nahe stehenden Personen und Unternehmen, einschließlich ihrer Aktionäre, ist im Abschnitt "Geschäfte und Rechtsbeziehungen mit nahe stehenden Personen" dieses Verkaufsprospekts enthalten.

Darüber hinaus schloss die MTU Aero Engines GmbH in der Zeit, in der sie zum DaimlerChrysler-Konzern gehörte, wesentliche Geschäfte mit anderen Konzernunternehmen ab, darunter Ergebnisabführungsverträge, Konzern-Darlehen, die Beteiligung an Cash-Pooling-Verträgen sowie Finanz- und Rechtsleistungen. Diese Geschäfte wurden mit Ausnahme bestimmter Leistungen im Bereich geistiges Eigentum infolge der Akquisition beendet.

Wichtige Bilanzierungs- und Bewertungsmethoden

Die Gesellschaft erstellt ihren Abschluss gemäß IFRS. Daher muss das Management Bilanzierungs- und Bewertungsmethoden anwenden, die auf schwierigen oder subjektiven Beurteilungen und Schätzungen auf Basis vergangener Erfahrungen und Annahmen beruhen, die angesichts der jeweiligen Umstände für angemessen und realistisch erachtet werden. Die Anwendung dieser Schätzungen und Annahmen beeinflusst die ausgewiesene Höhe der Vermögenswerte und Schulden, die Angabe von Eventualforderungen und -schulden zum Bilanzstichtag sowie die ausgewiesenen Umsatzerlöse und Aufwendungen in der Berichtsperiode. Die tatsächlichen Ergebnisse können aufgrund der Ungewissheit in Bezug auf die Annahmen und Bedingungen, auf denen die Schätzungen beruhen, von diesen Schätzungen abweichen.

Nachstehend sind die von der Gesellschaft verwendeten Bilanzierungs- und Bewertungsmethoden nach IFRS zusammengefasst, gemäß denen das Management bei der Erstellung von Annahmen oder Schätzungen subjektivere Beurteilungen vornehmen muss. Diese Annahmen oder Schätzungen beziehen sich auf die Auswirkungen von Angelegenheiten, die naturgemäß unsicher sind und bei denen Änderungen der Bedingungen unter Umständen wesentliche Auswirkungen auf die im Konzernabschluss ausgewiesenen Ergebnisse haben können. Weitere Informationen sind im Abschnitt "—Bilanzierungs- und Bewertungsmethoden" im Anhang zum IFRS-Jahresabschluss 2004 an anderer Stelle in diesem Verkaufsprospekt enthalten.

Erfassung von Umsatzerlösen

Umsatzerlöse aus dem Produktverkauf werden erfasst, wenn das mit dem Eigentum verbundene Risiko auf den Kunden übergeht (im Fall von RRSPs, wenn der OEM die Gesellschaft davon in Kenntnis setzt, dass das mit dem Eigentum verbundene Risiko auf den Endkunden übergegangen ist). Die Umsatzerlöse aus dem Produktverkauf im Rahmen von RRSPs stellen einen vorher festgelegten Prozentsatz der vom OEM

erzielten Umsatzerlöse dar. Wenn die Gesellschaft von dem Verkauf in Kenntnis gesetzt wird, werden die Umsatzerlöse gebucht.

Erlöse aus Instandhaltungs- und anderen Leistungen werden erfasst, wenn die Leistungen erbracht und vom Kunden angenommen wurden. Wenn es sich um vertraglich vereinbarte Leistungen handelt, werden die Umsatzerlöse anhand der Gewinnrealisierungsmethode nach dem Fertigstellungsgrad erfasst. Zu diesem Zweck ist eine Schätzung der Gesamtkosten notwendig, die nach Ansicht der Gesellschaft für die Erfüllung des Vertrags anfallen werden. Ein Teil der im Rahmen eines Vertrags erwarteten Umsatzerlöse wird durch die Bewertung der bis zu diesem Zeitpunkt aufgelaufenen Kosten gegenüber den erwarteten Gesamtkosten und dem Gewinn, der aus diesem Vertrag erwartet wird, erfasst. In der Anfangsphase eines solchen Vertrags, in der das Ergebnis noch nicht hinreichend sicher beurteilt werden kann, werden keine Gewinne erfasst.

Vertrieb, Preisnachlässe und Marketingkosten

Die im Rahmen von zivilen Triebwerksprogrammen anfallenden Marketingkosten und sonstigen Aufwendungen teilt die Gesellschaft mit einem Partner. Wenn dem Lead Partner im Namen der Gesellschaft Marketingkosten und andere Aufwendungen entstehen, muss die Gesellschaft die Höhe dieser Kosten schätzen. Die Schätzung erfolgt auf Basis in der Vergangenheit angefallener Kosten und des der Gesellschaft bekannten Umfangs solcher Aktivitäten. Eine Änderung dieser Schätzungen könnte in künftigen Perioden zu zusätzlichen Aufwendungen führen. Unterschiede zwischen den geschätzten und den tatsächlichen Kosten werden als Anpassung der Umsatzkosten erfasst.

Darüber hinaus gewährt der Lead Partner in der Regel Preisnachlässe oder "Konzessionen" für den Verkauf von Triebwerken. Diese Konzessionen werden zum Zeitpunkt des Verkaufs erfasst und in den Umsatzkosten widergespiegelt. Die Höhe der Preisnachlässe oder Konzessionen wird auf Basis (a) gemachter Erfahrungswerte und (b) des Zeitraums, in dem die Abzüge erfolgen, geschätzt. Die tatsächlichen Aufwendungen können von der Schätzung abweichen. Die Schätzungen werden in jeder Periode aktualisiert und müssen gegebenenfalls in einer späteren Periode angepasst werden. Unterschiede zwischen den geschätzten und den tatsächlichen Kosten werden als Anpassung der Umsatzkosten erfasst.

Grundsätze zur Bilanzierung von Unternehmenserwerben

Die Akquisition wurde gemäß den Grundsätzen zur Bilanzierung von Unternehmenserwerben nach IFRS bilanziert. Durch die Anwendung der Grundsätze zur Bilanzierung von Unternehmenserwerben für die Akquisition musste die Gesellschaft den Kaufpreis auf Basis der geschätzten beizulegenden Zeitwerte den erworbenen Vermögenswerten und Schulden zuordnen. Für die Ermittlung der beizulegenden Zeitwerte sind eine Reihe von Schätzungen erforderlich, insbesondere zu den zu erwartenden Cashflows aus bestehenden Verträgen, den für die Ermittlung des beizulegenden Zeitwerts solcher Cashflows verwendeten Abzinsungssätzen und zur geschätzten Nutzungsdauer der erworbenen materiellen und immateriellen Vermögenswerte.

Die wesentlichen Auswirkungen der Grundsätze zur Bilanzierung von Unternehmenserwerben waren folgende:

- Immaterielle Vermögenswerte: Der Nettobarwert der Erträge aus der Beteiligung an Flugtriebwerksprogrammen wurde aktiviert. Diese Beträge wurden auf Basis der Planung der Gesellschaft für die Triebwerksprogramme geschätzt. Die Beträge wurden anhand von Abzinsungssätzen auf Basis der Kapitalkosten der Gesellschaft zuzüglich einer zusätzlichen Risikoprämie für das Risiko, das mit dem Abschnitt des Lebenszyklus verbunden ist, in dem sich das Programm befindet, abgezinst.
- Unrealisierte Gewinne aus Devisenterminkontrakten: Der zum Zeitpunkt der Akquisition nicht realisierte Gewinn wurde so behandelt, als wäre er vor der Akquisition realisiert worden.
- Verpflichtungen zur Durchführung von Entwicklungsaktivitäten: Die Gesellschaft bildete eine Rückstellung für den Nettobarwert ihrer Verpflichtungen, bestimmte Entwicklungsaktivitäten in Bezug auf Triebwerksprogramme durchzuführen.
- Sachanlagevermögen: Dem erworbenen Sachanlagevermögen—vor allem Grundstücke, Gebäude und Sachanlagen—wurde ein Marktwert zugeordnet.

- Vorräte: Der Wert von Vorratsposten, für die der Gesellschaft feste Bestellungen vorlagen, wurde erhöht, so dass ein Teil des mit diesen Bestellungen verbundenen Gewinns so behandelt wurde, als wäre er vor der Akquisition realisiert worden.

Der Goodwill wurde als immaterieller Vermögenswert aktiviert und entsprach dem Unterschiedsbetrag zwischen dem gezahlten Kaufpreis für die Anteile der MTU Aero Engines und dem beizulegenden Zeitwert der Vermögenswerte abzüglich der erworbenen Schulden.

Bewertung von immateriellen Vermögenswerten des Anlagevermögens und Sachanlagen

Die immateriellen Vermögenswerte der Gesellschaft (einschließlich Goodwill), die in Verbindung mit der Akquisition erfasst wurden, beliefen sich zum 31. Dezember 2004 auf EUR 968,6 Mio. Abgesehen vom Goodwill werden die immateriellen Vermögenswerte linear über ihre jeweilige Nutzungsdauer (zwischen einem und 30 Jahren) abgeschrieben. Die Sachanlagen in Höhe von EUR 576,6 Mio. zum 31. Dezember 2004 wurden ebenfalls über ihre jeweilige Nutzungsdauer (zwischen drei und 50 Jahren) abgeschrieben.

Immaterielle Vermögenswerte und Sachanlagen werden auf eine mögliche Wertminderung überprüft, wenn Ereignisse oder veränderte Umstände darauf hindeuten, dass der Buchwert unter Umständen nicht realisierbar ist, oder wenn es die angewandten Rechnungslegungsstandards sonst verlangen. Als Anzeichen für eine potenzielle Wertminderung gelten u.a. folgende Faktoren:

- deutlich schlechtere Ergebnisse als die erwarteten historischen oder prognostizierten künftigen operativen Ergebnisse;
- wesentliche Änderung der Verwendung der Vermögenswerte oder Änderung der Geschäftsstrategie;
- wesentliche Änderungen der Technologie oder der von den Aufsichtsbehörden vorgeschriebenen Ausstattung; und
- wesentliche negative Branchen- bzw. wirtschaftliche Entwicklungen.

Die Werthaltigkeit von Vermögenswerten wird gemäß IFRS durch einen Vergleich des Buchwerts eines Vermögenswerts mit seinem erzielbaren Betrag bewertet. Der erzielbare Betrag ist der höhere der Beträge aus Nettoveräußerungspreis und den abgezinsten künftigen Netto-Cashflows, die voraussichtlich aus der Nutzung und der Veräußerung des Vermögenswerts entstehen.

Wenn bei den Vermögenswerten eine Wertminderung festgestellt wird, wird die erfasste Wertminderung mit einem Betrag bewertet, um den der Buchwert den Nettoveräußerungswert der Vermögenswerte übersteigt, und als Aufwand im operativen Ergebnis erfasst. Die wichtigsten Schätzungen in Bezug auf die abgezinsten künftigen Cashflows beinhalten die Wahl der jeweiligen Abzinsungssätze, Residualansprüche, die geschätzten langfristigen Wachstumsraten der Gesellschaft und die Anzahl der Jahre, auf der die Cashflow-Prognosen basieren. Wenngleich die Gesellschaft der Ansicht ist, dass ihre Annahmen angemessen sind, können diese geschätzten Beträge erheblich von den tatsächlichen künftigen Ergebnissen abweichen.

Vorräte

Roh-, Hilfs- und Betriebsstoffe werden zum jeweils niedrigeren Wert aus Anschaffungs- oder Herstellungskosten und Nettoveräußerungswert bewertet. Unfertige Erzeugnisse werden zu Herstellungskosten bewertet, die sich aus direkten Kosten sowie indirekten Material- und Produktionsgemeinkosten einschließlich Abschreibungen zusammensetzen. Die Vorräte der Gesellschaft werden durch Wertberichtigungen gemindert, die auf bestimmten Risiken basieren, die die Gesellschaft in Bezug auf die Verwertbarkeit bestimmter Vorratsbestandteile identifiziert hat. Die Bemessung dieser Wertberichtigung basiert auf einer Reihe von Beurteilungen und Schätzungen wie z.B. der Schätzung der künftigen Umsätze und des Betrags, den die Gesellschaft aus dem Verkauf dieser Posten erwartet. Eine Änderung dieser Beurteilungen oder Schätzungen in künftigen Perioden könnte dazu führen, dass künftig zusätzliche Wertberichtigungen vorgenommen werden müssen.

Pensions- und ähnliche Verpflichtungen

Für Pensions- und ähnliche Verpflichtungen werden auf Basis von versicherungsmathematischen Bewertungen, die gemäß IAS 19 berechnet wurden, Rückstellungen gebildet. Die versicherungsmathematischen Bewertungen basieren auf einer Reihe von Annahmen, einschließlich des Abzinsungssatzes, der erwarteten langfristigen Erträge aus Planvermögen und der Inflationsraten. Die Annahmen basieren auf den gegenwärtigen Marktbedingungen, historischen Informationen und versicherungsmathematischen Daten und werden jährlich überprüft. Wenngleich die Gesellschaft der Ansicht ist, dass die verwendeten Annahmen auf Basis der verfügbaren Informationen angemessen sind, können sie aufgrund geänderter Markt- und Konjunkturbedingungen, höherer oder niedrigerer Auszahlraten oder einer längeren oder kürzeren Lebenszeit der Teilnehmer unter Umständen erheblich von den tatsächlichen Ergebnissen abweichen. Diese Unterschiede können wesentliche Auswirkungen auf die Höhe der künftigen Pensionsaufwendungen und der daraus resultierenden Vermögenswerte oder Schulden der Gesellschaft haben.

Zuwendungen der öffentlichen Hand

Für das Programm PW2000 erhielt die Gesellschaft Zuwendungen der öffentlichen Hand. Diese Zuwendungen sind zurückzuzahlen, wenn mehr als 2.100 Triebwerke dieses Programms verkauft wurden. Für künftige Rückzahlungen, die nach Ansicht der Gesellschaft wahrscheinlich sind, wird eine Rückstellung gebildet. Die Wahrscheinlichkeit einer Rückzahlung wird anhand der geschätzten künftigen Verkäufe dieser Triebwerke durch die Gesellschaft beurteilt. Gegenwärtig geht die Gesellschaft nicht davon aus, dass mehr als 2.100 Triebwerke dieses Typs verkauft werden. Aus diesem Grund wurde keine diesbezügliche Rückstellung gebildet.

Eventualverbindlichkeiten

Im Rahmen ihrer RRSPs entspricht das Risiko, das die Gesellschaft bei Garantien für Kundenfinanzierungen oder ähnlichen Verpflichtungen, die der OEM eingeht, trägt, ihrem Anteil am Programm. Diese Verpflichtungen werden auf Grundlage der herrschenden Tatsachen und Umstände zu jedem Bilanzstichtag überprüft; anhand dieser Informationen stellt die Gesellschaft dann fest, ob eine Zahlung im Rahmen dieser Verpflichtungen wahrscheinlich ist. Wahrscheinlich bedeutet, dass die Wahrscheinlichkeit größer als 50% ist. Wenn die Gesellschaft feststellt, dass eine Zahlung wahrscheinlich ist, erfasst sie die geschätzte Schuld auf Basis von in der Vergangenheit im Rahmen solcher Verpflichtungen geleisteter Zahlungen und der besonderen Umstände der jeweiligen Verpflichtung.

Angaben zum Marktrisiko

Währungsrisiko

Die Berichtswährung der Gesellschaft ist Euro. Die Gesellschaft tätigt Transaktionen in anderen Währungen als dem Euro—insbesondere in US-Dollar—und wird dies auch künftig tun. Folglich ist sie anfällig für Wechselkursschwankungen, da:

- der Großteil ihrer Herstellungskosten auf Euro lautet und sie einen wesentlichen Teil ihrer Umsatzerlöse in anderen Währungen, insbesondere in US-Dollar, erzielt; daher könnte ein Anstieg des Euro gegenüber einer anderen Währung, in der die Gesellschaft Umsatzerlöse erzielt, ihre operative Marge und ihre Cashflows schmälern; und
- ihre Vermögenswerte, Schulden, Umsatzerlöse und Aufwendungen zum Teil auf verschiedene andere Währungen als den Euro lauten; folglich werden ihre operativen Ergebnisse durch Wechselkursschwankungen beeinflusst.

In dem zum 31. Dezember 2004 endenden Geschäftsjahr betrug das geschätzte Wechselkursrisiko brutto (Differenz zwischen den Mittelzuflüssen und den Mittelabflüssen der Gesellschaft in US-Dollar, ohne auf US-Dollar lautende Zins- und Tilgungszahlungen) ca. US$ 493 Mio. Nach Berücksichtigung der geschätzten auf US-Dollar lautenden Mittelabflüsse für planmäßige Tilgungen und freiwillige Vorauszahlungen, einschließlich Zinsen und Gebühren, betrug das Nettorisiko für den US-Dollar, das Wechselkursschwankungen zwischen dem US-Dollar und dem Euro unterlag, ca. US$ 195 Mio. Ein Anstieg des Euro gegenüber dem US-Dollar hatte im Jahr 2004 negative Auswirkungen auf die ausgewiesenen

Ergebnisse der Gesellschaft, die jedoch durch die Sicherungsgeschäfte der Gesellschaft vermindert werden konnten.

Die Sicherungspolitik der Gesellschaft ist auf eine relativ neutrale Position gegenüber dem US-Dollar/ Euro-Wechselkurs ausgerichtet (vorbehaltlich bestimmter Umstände). Diese Sicherungspolitik basiert auf den vierteljährlich aktualisierten Cashflow-Prognosen der Gesellschaft und darauf, wie hoch sie zum Zeitpunkt solcher Aktualisierungen die Wahrscheinlichkeit von Wechselkursschwankungen einstuft. Die Sicherungsgeschäfte werden gegenwärtig über zwei Jahre abgeschlossen, wobei mit jedem Quartal ein geringerer Anteil des Risikos abgesichert wird, d.h. im ersten Quartal der Sicherungsperiode werden ca. 90% und im achten Quartal ca. 25% abgesichert. Allerdings hat die Gesellschaft vor kurzem eine Ausnahme von dieser Regel gemacht und über einen kürzeren Zeitraum Sicherungsgeschäfte getätigt. Siehe "Einflussfaktoren auf die Ertragslage der Gesellschaft—Wechselkursschwankungen".

Zinsrisiko

Das Marktrisiko der Gesellschaft in Bezug auf Zinsänderungen ergibt sich in erster Linie aus ihren Bankverbindlichkeiten. Zinsänderungen bei den Senior Notes stellen für die Gesellschaft kein Cashflow-Risiko dar, da die Senior Notes festverzinslich sind. Allerdings besteht bei der Kreditfazilität ein Cashflow-Risiko aufgrund der variablen EURIBOR-Bindung für die Teile der Kreditfazilität, die nicht gegen Zinsänderungen abgesichert sind. Zum 31. März 2005 unterlagen im Rahmen der Kreditfazilität EUR 56,8 Mio. einer variablen Verzinsung, und eine Veränderung des EURIBOR um 1% würde zu einer Erhöhung der Zinsaufwendungen um ca. EUR 0,6 Mio. führen. Zum 31. März 2005 war keiner der Beträge mit variabler Verzinsung im Rahmen der Kreditfazilität gegen Zinsänderungen abgesichert.

Sonstige künftige Schulden bestehen in erster Linie aus einem Darlehen der Provinz British Columbia an die MTU Maintenance Canada Ltd., das 2003 und 2004 zinsfrei war, derzeit nach wie vor zinsfrei ist und es auch bleiben wird, solange bestimmte Bedingungen in Bezug auf die Beschäftigung von Arbeitnehmern in dieser Provinz erfüllt sind.

Inflationsauswirkungen

Die Kosten der Gesellschaft werden im Allgemeinen durch die Inflation beeinflusst. Die Gesellschaft ist bestrebt, Kostenerhöhungen durch Produktivitätssteigerungen und Investitionen auf eine Steigerungsrate unterhalb der Inflationsrate zu begrenzen. Jedoch wirkt sich die allgemeine Inflation bei der Gesellschaft wie bei ihren Wettbewerbern auf die Vertriebs- und die allgemeinen Verwaltungskosten sowie ähnliche Kosten aus. In Bezug auf einige kostenbasierte Militärverträge ist es der Gesellschaft nicht gestattet, ihre Kosten an die Inflation anzupassen. Um eine stabile Marge auf solche Verträge aufrechtzuerhalten, muss die Gesellschaft daher ihre Effizienz steigern.

Zusammenfassung bestimmter Unterschiede zwischen IFRS und US-GAAP

Der Konzernjahresabschluss der Gesellschaft für das zum 31. Dezember 2004 endende Geschäftsjahr wurde in Übereinstimmung mit den International Financial Reporting Standards ("IFRS") aufgestellt, die sich in einigen entscheidenden Punkten von den in den USA allgemein anerkannten Rechnungslegungsgrundsätzen ("US-GAAP") unterscheiden. In diesem Verkaufsprospekt sind keine Konzernabschlüsse der Gesellschaft enthalten, die in Übereinstimmung mit US-GAAP aufgestellt wurden, und auch keine Überleitungsrechnung der Konzernabschlüsse auf US-GAAP. Aus diesem Grund kann die Gesellschaft keine Gewährleistung dafür geben, dass die nachstehend beschriebenen Unterschiede tatsächlich die Bilanzierungs- und Bewertungsmethoden wären, die zu den größten Unterschieden zwischen den Jahresabschlüssen nach IFRS und den Jahresabschlüssen nach US-GAAP führen würden. Darüber hinaus kann die Gesellschaft den Nettoeffekt nicht einschätzen, den die Anwendung von US-GAAP auf ihre Vermögens-, Finanz- oder Ertragslage insgesamt oder einen Teil davon in einer der in diesem Verkaufsprospekt enthaltenen Darstellung der Finanzangaben hätte. Der Effekt dieser Unterschiede könnte jedoch erheblich sein, und es wäre insbesondere möglich, dass das gesamte Eigenkapital und Nettoergebnis auf US-GAAP-Basis aufgrund dieser und anderer Unterschiede wesentlich abweichen. Die folgende Zusammenfassung enthält nicht alle Unterschiede, die zwischen IFRS und US-GAAP bestehen.

Die folgenden Abschnitte fassen bestimmte Unterschiede zwischen den wesentlichen Bilanzierungs- und Bewertungsmethoden der Gesellschaft nach IFRS und nach US-GAAP zum 31. Dezember 2004 zusammen. Einige Standards sind zwar bereits zum 31. Dezember 2004 veröffentlicht worden, treten jedoch erst zu

einem späteren Zeitpunkt in Kraft oder liegen nur als Entwurf vor; dies kann zu weiteren Unterschieden zwischen IFRS und US-GAAP führen. Außerdem arbeiten die Organisationen, die IFRS und US-GAAP veröffentlichen, an laufenden Projekten, die einen bedeutenden Einfluss auf künftige Vergleiche wie diesen haben könnten. Diese Beschreibung erhebt nicht den Anspruch auf eine vollständige Darstellung aller Unterschiede, die insbesondere für die Gesellschaft oder die Branchen, in denen die Gesellschaft tätig ist, relevant sind. US-GAAP ist im Allgemeinen restriktiver und umfassender als IFRS in Bezug auf den Ansatz und die Bewertung von Geschäftsvorfällen, Kontenklassifizierungen und Angabepflichten. Es wurde nicht der Versuch unternommen, alle Angabe-, Darstellungs- und Klassifizierungsunterschiede zu identifizieren, die die Art, in der Geschäftsvorfälle und Ereignisse im Jahresabschluss oder im Anhang dargestellt werden, beeinflussen würden.

Unternehmenszusammenschlüsse—negativer Unterschiedsbetrag

Nach IFRS führt die Identifizierung eines negativen Unterschiedsbetrags, der den Unterschiedsbetrag zwischen den Anschaffungskosten eines Unternehmenserwerbs und dem Anteil des Erwerbers an den beizulegenden Zeitwerten der erworbenen identifizierbaren Vermögenswerte und Schulden darstellt, zu einer Neubewertung der beizulegenden Zeitwerte der erworbenen Vermögenswerte und Schulden, der Eventualverbindlichkeiten und der Anschaffungskosten des Unternehmenserwerbs. Der nach der Neubewertung noch verbleibende Unterschiedsbetrag ist sofort als Ertrag zu erfassen.

Nach US-GAAP wird bei Unternehmenszusammenschlüssen, die nach dem 30. Juni 2001 initiiert wurden und bei denen die Summe der Beträge, die den erworbenen Vermögenswerten und übernommenen Schulden zugeordnet werden, die Kosten für das erworbene Unternehmen übersteigt, der Unterschiedsbetrag als anteilige Verringerung der Beträge aufgeteilt, die andernfalls allen erworbenen Vermögenswerten zugeordnet worden wären, mit Ausnahme von (a) finanziellen Vermögenswerten, die keine nach der Equity-Methode bilanzierten Beteiligungen sind, (b) Vermögenswerten, die verkauft werden sollen, (c) latenten Steueransprüchen, (d) Anzahlungen für Vermögenswerte, die mit Pensions- oder anderen Plänen für Leistungen nach Beendigung des Arbeitsverhältnisses zusammenhängen, und (e) allen anderen kurzfristigen Vermögenswerten. Sollte ein Unterschiedsbetrag verbleiben, nachdem die Beträge, die andernfalls diesen Vermögenswerten zugeordnet worden wären, auf Null reduziert wurden, so ist dieser Unterschiedsbetrag als außerordentlicher Gewinn zu erfassen. Der nicht abgeschriebene negative Unterschiedsbetrag aus früheren Unternehmenszusammenschlüssen war abzuschreiben und bei erstmaliger Anwendung von SFAS 142 “Goodwill and other intangible assets” als kumulativer Effekt aus der Änderung der Bilanzierungs- und Bewertungsmethode zu erfassen.

Unternehmenszusammenschlüsse—Wertminderung des Goodwill

Nach IFRS und US-GAAP wird der Goodwill mindestens jährlich oder wenn Ereignisse oder Änderungen der Umstände darauf hindeuten, dass eine mögliche Wertminderung vorliegt, auf Wertminderung überprüft. Es gibt Unterschiede bei den Methoden, die nach IFRS und US-GAAP zur Überprüfung auf Wertminderung verwendet werden.

Bei IFRS wird Goodwill aus einem Unternehmenszusammenschluss einer zahlungsmittelgenerierenden Einheit zugeordnet. Diese Einheiten sind als die kleinste identifizierbare Gruppe von Vermögenswerten definiert, die Mittelzuflüsse erzeugt, die größtenteils unabhängig von den Mittelzuflüssen anderer Vermögenswerte oder anderer Gruppen von Vermögenswerten sind. Der Buchwert einer zahlungsmittelgenerierenden Einheit einschließlich des ihr zugeordneten Goodwill wird mit dem erzielbaren Betrag verglichen, der als der höhere der beiden Beträge aus beizulegendem Zeitwert abzüglich Verkaufskosten und Nutzungswert definiert ist. Letzterer wird als Barwert der künftigen Cashflows bewertet, die aus diesem Vermögenswert erwartungsgemäß erzielt werden.

Nach US-GAAP besteht die Überprüfung des Goodwill auf Wertminderung aus zwei Schritten: Zunächst wird der beizulegende Zeitwert einer Berichtseinheit geschätzt. Eine Berichtseinheit ist ein operatives Segment oder eine Einheit, die eine Ebene unterhalb eines solchen operativen Segments liegt. Der erste Schritt ist eine Prüfung auf eine mögliche Wertminderung, der zweite Schritt bewertet den Umfang der Wertminderung, sofern zutreffend, indem der aktuelle Marktwert (implied fair value) des Goodwill bestimmt und mit dem Goodwill verglichen wird, der der einzelnen Berichtseinheit zugeordnet wurde. Der aktuelle Marktwert des Goodwill wird durch die Zuordnung des geschätzten beizulegenden Zeitwerts einer Berichtseinheit über eine hypothetische Kaufpreiszuordnung bestimmt.

Sowohl nach IFRS als auch nach US-GAAP ist eine Wertaufholung für Goodwill unzulässig.

Unternehmenszusammenschlüsse—Erfassung von anderen immateriellen Vermögenswerten als Goodwill

Nach IFRS werden separate immaterielle Vermögenswerte nur dann erfasst, wenn der Vermögenswert identifizierbar ist, aus seiner Verwendung ein künftiger wirtschaftlicher Nutzen gezogen werden kann und die Kosten verlässlich ermittelt werden können.

Ansonsten sind immaterielle Vermögenswerte als Bestandteil des Goodwill aufzunehmen.

Nach US-GAAP sind immaterielle Vermögenswerte bei einem Unternehmenszusammenschluss dann zu erfassen, wenn (a) sie aus vertraglichen oder anderen gesetzlichen Rechten entstehen (unabhängig davon, ob diese Rechte vom erworbenen Unternehmen oder von anderen gesetzlichen Rechten oder Verpflichtungen übertragbar oder separierbar sind) oder (b) sie vom erworbenen Unternehmen getrennt und somit verkauft, übertragen, lizenziert, vermietet oder auf andere Weise getauscht werden können.

Bilanzierung von Anteilen an assoziierten Unternehmen

Nach IFRS werden Anteile an assoziierten Unternehmen nicht länger nach der Equity-Methode bilanziert, wenn deren Buchwert auf Null reduziert ist. Falls das assoziierte Unternehmen in der Folge wieder einen Jahresüberschuss ausweist, wird erst dann wieder nach der Equity-Methode bilanziert, wenn der Anteil am Jahresüberschuss dem Anteil am Jahresfehlbetrag entspricht, der in der Periode, in der die Bilanzierung nach der Equity-Methode ausgesetzt wurde, nicht ausgewiesen wurde.

Analog wird nach US-GAAP nicht länger nach der Equity-Methode bilanziert, wenn der Buchwert des Anteils am assoziierten Unternehmen auf Null reduziert ist, es sei denn, dass der Anteilseigner für die Verluste des assoziierten Unternehmens bürgt und Verpflichtungen eingegangen ist oder Zahlungen im Namen des assoziierten Unternehmens geleistet hat.

Erfassung von Umsatzerlösen

Nach IFRS erfasst die Gesellschaft Umsatzerlöse für Produkte und Dienstleistungen, wenn die folgenden Bedingungen erfüllt sind:

(a) Der Verkäufer hat die maßgeblichen Risiken und Chancen, die mit dem Eigentum der verkauften Vermögenswerte verbunden sind, auf den Käufer übertragen;

(b) dem Verkäufer verbleibt weder ein weiter bestehendes Verfügungsrecht, wie es gewöhnlich mit dem Eigentum verbunden ist, noch eine wirksame Verfügungsmacht über die verkauften Vermögenswerte;

(c) die Höhe der Umsatzerlöse kann verlässlich bestimmt werden;

(d) es ist wahrscheinlich, dass dem Verkäufer der wirtschaftliche Nutzen aus dem Geschäft zufließen wird; und

(e) die im Zusammenhang mit dem Verkauf angefallenen oder noch anfallenden Kosten können verlässlich bestimmt werden.

Nach US-GAAP werden Umsatzerlöse erfasst, wenn sie realisiert und verdient wurden. Grundsätzlich gelten Umsatzerlöse als realisiert und verdient, wenn die folgenden Bedingungen kumulativ erfüllt sind:

(i) Es bestehen überzeugende substanzielle Hinweise für eine Vereinbarung;

(ii) die Waren wurden geliefert bzw. die Dienstleistungen erbracht;

(iii) der vom Käufer zu tragende Kaufpreis ist fest oder bestimmbar; und

(iv) die Einbringlichkeit der Forderung ist hinreichend gesichert.

Darüber hinaus enthält US-GAAP wichtige detaillierte branchenspezifische Bestimmungen, die zu weiteren Unterschieden in der Bilanzierung führen könnten. Zudem enthält EITF 00-21 bestimmte Bestimmungen zu Mehrkomponentengeschäften.

Die Gesellschaft generiert einen Teil ihrer Umsatzerlöse aus Verträgen, die mit Dienstleistungs- bzw. Auftragsfertigungsverträgen vergleichbar sind, und bilanziert diese nach der Methode zur Bilanzierung von Fertigungsaufträgen gemäß IFRS. Sowohl IFRS als auch US-GAAP wenden in diesem Zusammenhang die Percentage-of-Completion-Methode (Gewinnrealisierung nach dem Fertigungsgrad) an, jedoch gibt es Unterschiede in der Anwendung dieser Regelungen, z.B.

- wenn die Gesamtkosten eines Vertrags nicht beurteilt werden können, wendet IFRS die Cost-Recovery-Methode an während US-GAAP die Completed-Contract-Methode (Fertigstellungsmethode) zugrundelegt und
- IFRS und US-GAAP verfolgen unterschiedliche Methoden bei der Aufteilung von Verträgen, die Mehrfachleistungen enthalten.

Forschungs- und Entwicklungskosten

Nach IFRS werden Forschungskosten als Aufwand in der Periode erfasst, in der sie angefallen sind. Ein aus der Entwicklung (oder der Entwicklungsphase eines internen Projekts) entstehender immaterieller Vermögenswert ist dann zu aktivieren, wenn ein Unternehmen alle folgenden Nachweise erbringen kann:

- Die technische Realisierbarkeit der Fertigstellung des immateriellen Vermögenswerts, damit er zur Nutzung oder zum Verkauf zur Verfügung stehen wird;
- seine Absicht, den immateriellen Vermögenswert fertig zu stellen sowie ihn zu nutzen oder zu verkaufen;
- seine Fähigkeit, den immateriellen Vermögenswert zu nutzen oder zu verkaufen;
- wie der immaterielle Vermögenswert einen voraussichtlichen künftigen wirtschaftlichen Nutzen erzielen wird. Nachgewiesen werden muss von dem Unternehmen u.a. die Existenz eines Marktes für die Produkte des immateriellen Vermögenswertes oder für den immateriellen Vermögenswert an sich oder, falls er intern genutzt werden soll, der Nutzen des immateriellen Vermögenswertes;
- die Verfügbarkeit adäquater technischer, finanzieller und sonstiger Ressourcen, um die Entwicklung abschließen und den immateriellen Vermögenswert nutzen oder verkaufen zu können; und
- seine Fähigkeit, die dem immateriellen Vermögenswert während seiner Entwicklung zurechenbaren Ausgaben verlässlich zu bewerten.

Andernfalls werden Entwicklungskosten in der Periode als Aufwand erfasst, in der sie angefallen sind.

Nach US-GAAP werden Forschungs- und Entwicklungskosten in der Periode als Aufwand erfasst, in der sie angefallen sind.

Nach IFRS können zum Zeitpunkt einer Akquisition laufende Forschungs- und Entwicklungsaktivitäten als immaterieller Vermögenswert im Rahmen des Unternehmenszusammenschlusses wie oben beschrieben aktiviert (und daher abgeschrieben) werden, oder, falls nicht getrennt bestimmbar, als Teil des Goodwill aktiviert (und daher nicht abgeschrieben, sondern einem jährlichen Werthältigkeitstest unterzogen) werden. Nach US-GAAP werden Kosten für laufende Forschungs- und Entwicklungsaktivitäten unmittelbar nach Akquisition als Aufwand erfasst.

Leistungsorientierte Pensionspläne

Bei der Bilanzierung von Pensionsverpflichtungen ("Versorgungspläne für Arbeitnehmer") werden nach IFRS und US-GAAP ähnliche Methoden angewandt. Die Nettoverpflichtung für leistungsorientierte Pläne und ähnliche Zuwendungen wird anhand der Methode der laufenden Einmalprämien errechnet. Eventuelle Unterschiede sind auf die Unterschiede in den einzelnen Anforderungen von IFRS und US-GAAP zurückzuführen, insbesondere in Bezug auf die zusätzlichen Pensionsrückstellungen (*additional minimum liability*) und dem Dienstzeitaufwand aus rückwirkenden Planänderungen.

Gemäß IFRS ist der Dienstzeitaufwand aus rückwirkenden Planänderungen aufgrund der Einführung oder aufgrund von Änderungen eines leistungsorientierten Plans linear über den durchschnittlichen Zeitraum zu verteilen, in dem die geänderten Leistungen unverfallbar werden. Soweit Anwartschaften sofort nach Einführung oder Änderung eines leistungsorientierten Planes unverfallbar sind, ist der Dienstzeitaufwand aus rückwirkenden Planänderungen sofort ergebniswirksam zu erfassen. Nach US-GAAP ist der

Dienstzeitaufwand aus rückwirkenden Planänderungen grundsätzlich während der künftigen Dienstzeit der zum Zeitpunkt der Änderungen aktiven Mitarbeiter zu erfassen, die voraussichtlich einen Anspruch auf Leistungen aus dem leistungsorientierten Plan haben.

Nach US-GAAP ist eine Mindestpensionsverpflichtung in Höhe der Unterdeckung des Plans zu erfassen (ohne Berücksichtigung voraussichtlicher künftiger Gehaltssteigerungen). Dies ist in den IFRS nicht vorgeschrieben.

In Übereinstimmung mit IFRS hat sich die Gesellschaft dazu entschlossen, die Zinskomponente der Pensionskosten im Finanzergebnis auszuweisen. Nach US-GAAP ist eine gesonderte Darstellung der Zinskomponente nicht zulässig.

Latente Steuern

Nach IFRS ist für alle zu versteuernden temporären Differenzen eine latente Steuerschuld anzusetzen, es sei denn, die latente Steuerschuld erwächst aus:

(a) einem Geschäfts- oder Firmenwert, für den eine Abschreibung steuerlich nicht absetzbar ist;

(b) dem erstmaligen Ansatz eines Vermögenswertes oder einer Schuld, falls es sich bei dem Geschäftsvorfall nicht um einen Unternehmenszusammenschluss handelt, der zum Zeitpunkt der Transaktion weder das handelsrechtliche Periodenergebnis (vor Steuern) noch das zu versteuernde Einkommen beeinflusst; und

(c) thesaurierten Gewinnen aus Beteiligungen, bei denen das Unternehmen in der Lage ist, den zeitlichen Verlauf der Umkehrung jedes einzelnen temporären Unterschiedes zu steuern, und es wahrscheinlich ist, dass sich die temporäre Differenz in absehbarer Zeit nicht umkehren wird.

Nach IFRS ist ein latenter Steueranspruch für abzugsfähige temporäre Differenzen, noch nicht genutzte steuerliche Verluste und noch nicht genutzte Steuergutschriften insoweit anzusetzen, als es wahrscheinlich ist, dass ein zu versteuerndes Ergebnis verfügbar sein wird, gegen das die abzugsfähigen temporären Differenzen verwendet werden können, es sei denn, der latente Steueranspruch stammt aus dem erstmaligen Ansatz eines Vermögenswertes bzw. einer Schuld, falls der Geschäftsvorfall kein Unternehmenszusammenschluss ist, der zum Zeitpunkt der Transaktion weder das handelsrechtliche Periodenergebnis (vor Steuern) noch das steuerliche Ergebnis beeinflusst. Der in IFRS verwendete Begriff "wahrscheinlich" ist dort nicht ausdrücklich definiert und kann daher unterschiedlich ausgelegt werden.

Nach US-GAAP werden alle latenten Steuerschulden und Steueransprüche aus temporären Differenzen sowohl in der handelsrechtlichen als auch in der steuerrechtlichen Bilanzierung zusammen mit latenten Steueransprüchen für steuerliche Verlustvorträge angesetzt. Dabei gelten wenige festgelegte Ausnahmen, wie unter anderem nicht abgeführte Ergebnisanteile von ausländischen Tochtergesellschaften, die im Wesentlichen "permanenter Natur" sind. Latente Steueransprüche sind um eine Wertberichtigung zu mindern, wenn es wahrscheinlich ist (d.h. dass mehr dafür als dagegen spricht—die Wahrscheinlichkeit also höher als 50% ist), dass die latenten Steueransprüche teilweise oder vollständig nicht realisiert werden.

Derivative Finanzinstrumente

Sowohl nach IFRS als auch nach US-GAAP sind alle derivativen Finanzinstrumente als Vermögenswert oder Schuld in der Bilanz zu ihrem beizulegenden Zeitwert anzusetzen. Änderungen des beizulegenden Zeitwerts sind unmittelbar ergebniswirksam zu erfassen, sofern nicht bestimmte Kriterien für die Bilanzierung von Sicherungsgeschäften (Hedge Accounting) erfüllt sind. Bei den zu erfüllenden Kriterien für die Anwendung des Hedge Accounting gibt es Unterschiede zwischen IFRS und US-GAAP. Grundsätzlich sind die US-GAAP-Kriterien strenger als die IFRS-Kriterien. Darüber hinaus gibt es auch Unterschiede in der Art, wie Änderungen des beizulegenden Zeitwerts in bestimmten Fällen zu erfassen sind.

Wertminderung langfristiger Vermögenswerte (ausgenommen Goodwill)

Nach IFRS ist zu jedem Bilanzstichtag zu ermitteln, ob Hinweise dafür vorliegen, dass eine Wertminderung eines Vermögenswerts eingetreten sein könnte. Wenn daher ein Anhaltspunkt dafür vorliegt, dass ein Vermögenswert wertgemindert sein könnte, ist der erzielbare Betrag für den Vermögenswert zu ermitteln, um die Höhe der eventuellen Wertminderung bestimmen zu können. Für bestimmte immaterielle

Vermögenswerte sind die jeweiligen erzielbaren Beträge jährlich zu bestimmen, unabhängig davon, ob Anhaltspunkte für eine eventuelle Wertminderung vorliegen.

Nach IFRS ist der erzielbare Betrag der höhere der beiden Beträge aus dem beizulegenden Zeitwert eines Vermögenswertes abzüglich Verkaufskosten und seinem Nutzungswert. Der Nutzungswert ist definiert als der Barwert der erwarteten künftigen Cashflows aus dem Vermögenswert. Der erzielbare Betrag ist nach Möglichkeit für jeden Vermögenswert einzeln zu bestimmen. Falls es nicht möglich ist, den erzielbaren Betrag für einen einzelnen Vermögenswert zu bestimmen, ist der erzielbare Betrag für die zahlungsmittelgenerierende Einheit des Vermögenswerts zu bestimmen. Übersteigt der Buchwert der Einheit ihren erzielbaren Betrag, besteht eine Wertminderung. Der entsprechende Wertminderungsaufwand ist folgendermaßen zu verteilen, um den Buchwert der Vermögenswerte der Einheit in der folgenden Reihenfolge zu vermindern: (a) zuerst Verminderung des Buchwerts von jeglichem Goodwill, der der zahlungsmittelgenerierenden Einheit zugeordnet ist; und (b) dann anteilige Verminderung des Buchwerts der anderen Vermögenswerte der Einheit.

Nach IFRS kann ein Wertminderungsaufwand rückgängig gemacht werden, wenn die Umstände, die zur ursprünglichen Wertminderung geführt haben, nicht länger existieren. Die Erhöhung des Buchwerts aus der Wertaufholung darf jedoch nicht zu einem Buchwert des Vermögenswertes führen, der den Betrag der fortgeführten Anschaffungskosten übersteigt, der sich ergeben hätte, wenn die Wertminderung nicht erfasst worden wäre.

Nach IFRS ist eine Wertaufholung nur dann zulässig, wenn sich seit der Erfassung des letzten Wertminderungsaufwands eine Änderung in den Schätzungen ergeben hat, die bei der Bestimmung des erzielbaren Betrags herangezogen wurden. In diesem Fall ist der Buchwert des Vermögenswertes auf seinen erzielbaren Betrag zu erhöhen, sofern bestimmte Bedingungen erfüllt sind.

Nach US-GAAP ist eine Überprüfung einer möglichen Wertminderung von langfristigen, zur Nutzung gehaltenen Vermögenswerten vorzunehmen, wenn Ereignisse oder Änderungen der Umstände auf eine mögliche Wertminderung schließen lassen. Die Summe der erwarteten künftigen Cashflows (auf nicht abgezinster Basis und ohne Zinsbelastung) in Bezug auf den bewerteten langfristigen Vermögenswert wird mit dem Buchwert der entsprechenden Vermögenswerte verglichen. Schätzungen der künftigen Cashflows, die zur Überprüfung der Erzielbarkeit einer Gruppe von langfristigen Vermögenswerten herangezogen werden, sollten ausschließlich die künftigen Cashflows enthalten, die in einem direkten Zusammenhang mit der Nutzung und der letztendlichen Veräußerung dieser Gruppe von Vermögenswerten stehen und voraussichtlich unmittelbar aus dieser Nutzung bzw. Veräußerung resultieren. Wenn der Buchwert des Vermögenswerts diesen Betrag übersteigt, besteht ein Wertminderungsaufwand. In diesem Fall ist eine außerplanmäßige Abschreibung vorzunehmen. Der beizulegende Zeitwert wird anhand diskontierter Cashflows ermittelt. Ein Wertminderungsaufwand darf nicht rückgängig gemacht werden.

Mitarbeiteraktien

IFRS 2 schreibt die Buchung eines Aufwands (in Höhe des Marktpreises zum Zeitpunkt der Ausgabe) sowie eine gleichzeitige Erhöhung des Eigenkapitals vor, wenn Mitarbeiter mit Aktien bezahlt werden. IFRS 2 enthält ausführliche Erläuterungen zur Ermittlung des Marktpreises und zeigt beispielhaft Anwendungsmöglichkeiten auf, ohne genau anzugeben, welche Methode anzuwenden ist.

Gemäß IFRS 2 werden bei Ausübung von Aktienoptionen keine weiteren Buchungen vorgenommen, wenn vorher ein Aufwand mit gleichzeitiger Erhöhung des Eigenkapitals gebucht worden ist. Falls die Erhöhung des Eigenkapitals in einem separaten Eigenkapitalkonto vorgenommen ist, kann die Erhöhung mit Ausübung der Aktienoptionen als Erhöhung der Gewinnrücklage umqualifiziert werden. Dies gilt unabhängig von gesellschaftsrechtlich erforderlichen Buchungsvorgängen für die Erhöhung des Kapitals oder den Rückkauf eigener Aktien zur Bedienung der Aktienoptionen.

Nach IFRS 2 werden latente Steuern aus Zahlungen von Mitarbeitern mit Aktien an jedem Bilanzstichtag neu bewertet in Abhängigkeit von der Ermittlung des durch die Gesellschaft ermittelten Steuereffekts und dem als Aufwand berücksichtigten Betrag.

Nach US-GAAP können Gesellschaften wahlweise die von Accounting Principles Board Opinion 25 ("Accounting for Stock Issued to Employees", "APB 25") oder die von SFAS 123 ("Accounting for Stock

Based Compensation", "SFAS 123") vorgeschriebenen Bilanzierungsvorschriften anwenden. Gemäß US-GAAP werden die Kosten für die Ausgaben von Aktienoptionen an einen Mitarbeiter für die Dauer des Arbeitsverhältnisses als Personalkosten gebucht. Diese Kosten werden entweder nach der Intrinsic-Value-Methode (APB 25) oder nach der Fair-Value-Methode (SFAS 123) ermittelt. Nach der Intrinsic-Value-Methode sind die Personalkosten die Differenz zwischen dem Börsenkurs der Aktie zum Stichtag und dem Preis, den der Mitarbeiter zu zahlen verpflichtet ist (Ausübungspreis). Nach dieser Methode ist der Stichtag der Zeitpunkt, zu dem der Mitarbeiter von der Anzahl von Aktien, die der relevante Mitarbeiter erhält, sowie vom Ausübungspreis Kenntnis erlangt; der Stichtag ist oft der Tag der Ausgabe der Option, jedoch kann er bei Optionsplänen, die variable Laufzeiten vorsehen, deren Länge von Ereignissen abhängen, die nach dem Ausgabetag eintreten, auch auf einen späteren Zeitpunkt fallen. Nach der Fair-Value-Methode sind die Kosten für Aktienoptionen mit dem Börsenkurs am Ausgabetag anzusetzen. Die Kosten werden unter Zugrundelegung eines Modells, z.B. des Modells von Black-Scholes, geschätzt. Eine Gesellschaft, die die Intrinsic-Value-Methode wählt, ist verpflichtet, pro-forma diejenigen Erträge und Gewinne pro Aktie zu buchen, die bei Anwendung der Fair-Value-Methode angefallen wären.

Leasingklassifizierung

Nach IFRS ist ein Leasingverhältnis als Finanzierungsleasing (*finance lease*) zu klassifizieren, wenn im Wesentlichen alle Risiken und Chancen aus dem Eigentum am Leasinggegenstand beim Leasingnehmer liegen. Die IFRS enthalten mehrere Klassifizierungskriterien. Wenn eines dieser Kriterien erfüllt ist, ist der Vermögenswert als Finanzierungsleasing zu klassifizieren:

(a) Am Ende der Laufzeit des Leasingverhältnisses geht das Eigentum an den Leasinggegenständen auf den Leasingnehmer über.

(b) Das Leasingverhältnis enthält eine günstige Kauf- oder eine Verlängerungsoption.

(c) Die Laufzeit des Leasingverhältnisses umfasst den überwiegenden Teil der wirtschaftlichen Nutzungsdauer des Leasinggegenstands.

(d) Der Barwert der Mindestleasingzahlungen entspricht im Wesentlichen insgesamt mindestens dem beizulegenden Zeitwert der Leasinggegenstände.

(e) Der Leasinggegenstand hat eine spezielle Beschaffenheit, so dass er ohne wesentliche Veränderungen nur vom Leasingnehmer genutzt werden kann.

(f) Wenn der Leasingnehmer das Leasingverhältnis kündigt, dann ist der Leasingnehmer dazu verpflichtet, dem Leasinggeber sämtliche Verluste aus den Leasinggegenständen zu erstatten.

(g) Gewinne und Verluste aus Schwankungen des beizulegenden Zeitwerts des Restwerts fallen dem Leasingnehmer zu.

Nach IFRS sind die Leasingzahlungen in die Finanzierungskosten und den Tilgungsanteil der Restschuld aufzuteilen. Die Finanzierungskosten sind so über die Laufzeit des Leasingverhältnisses zu verteilen, dass über die Perioden ein konstanter Zinssatz auf die verbliebene Schuld entsteht.

Nach US-GAAP ist ein Leasingverhältnis als Finanzierungsleasing (*capital lease*) zu klassifizieren, wenn eines der folgenden vier Kriterien erfüllt ist:

(a) Am Ende der Laufzeit des Leasingverhältnisses geht das Eigentum an den Leasinggegenständen auf den Leasingnehmer über.

(b) Das Leasingverhältnis enthält eine günstige Kaufoption.

(c) Die Laufzeit des Leasingverhältnisses beträgt mindestens 75 Prozent der wirtschaftlichen Nutzungsdauer des Leasinggegenstands.

(d) Der Barwert der Mindestleasingzahlungen entspricht mindestens 90 Prozent des beizulegenden Zeitwerts des Leasinggegenstands.

Vorratsvermögen

Nach IFRS sind Vorräte grundsätzlich zum jeweils niedrigeren Wert aus Anschaffungs- bzw. Herstellungskosten und Nettoveräußerungswert (NVW) auszuweisen. Der NVW ist der tatsächliche oder

geschätzte Verkaufserlös abzüglich aller weiteren Kosten bis zur Fertigstellung und sämtlicher Kosten für Marketing, Verkauf und Vertrieb. Der Ausweis von Vorräten zu einem NVW, der über den Anschaffungs- bzw. Herstellungskosten liegt, ist nur in bestimmten Umständen zulässig. Die Bilanzierung von Vorräten nach der "LIFO-Methode" ("last in, first out") ist untersagt. Sofern bestimmte Kriterien erfüllt sind, ist für außerplanmäßige Abschreibungen eine Wertaufholung vorzunehmen.

Nach US-GAAP sind Vorräte nach dem Niederstwertprinzip anzusetzen. Der Marktwert entspricht den aktuellen Wiederbeschaffungskosten. Hierbei gilt als Obergrenze der Nettoveräußerungswert und als untere Grenze der Nettoveräußerungswert abzüglich einer üblichen Gewinnmarge. Die LIFO-Methode ist zulässig. Eine Wertaufholung von außerplanmäßigen Abschreibungen ist untersagt.

Restrukturierungskosten

Nach IFRS ist für Kosten, einschließlich Kosten für Restrukturierungsmaßnahmen, eine Verbindlichkeit anzusetzen, wenn das Unternehmen eine gegenwärtige Verpflichtung aus einem Ereignis in der Vergangenheit hat und es wahrscheinlich ist (d.h. wenn mehr dafür als dagegen spricht), dass es zu einem Abfluss von Ressourcen kommt und die Höhe der Verbindlichkeit verlässlich bestimmt werden kann. Eine Restrukturierungsrückstellung ist nur dann anzusetzen, wenn das Unternehmen einen formalen, detaillierten Plan für die Restrukturierung aufgestellt hat und der Plan entweder den davon betroffenen Mitarbeitern mitgeteilt wurde oder das Unternehmen mit der Umsetzung des Plans bereits begonnen hat.

Nach US-GAAP ist eine Verbindlichkeit für Kosten im Zusammenhang mit einer Aufgabe oder einer Veräußerung von geschäftlichen Aktivitäten anzusetzen, wenn die Verbindlichkeit tatsächlich anfällt. Zudem ergibt sich gemäß US-GAAP aus der Verpflichtung eines Unternehmens zur Umsetzung eines Plans an sich keine gegenwärtige Verpflichtung gegenüber Dritten, die die Definition einer Verbindlichkeit erfüllt. Nach SFAS 146 erfolgt die erstmalige Bewertung der Verbindlichkeit zum beizulegenden Zeitwert. In Bezug auf andere Kosten im Rahmen einer Aufgabe von geschäftlichen Aktivitäten werden Verbindlichkeiten bei ihrem Anfall angesetzt. Dies ist normalerweise der Fall, wenn die mit der Aktivität verbundenen Waren oder Dienstleistungen erhalten wurden.

Angaben über die Geschäftstätigkeit

ÜBERBLICK

MTU Aero Engines ist gemessen am Umsatz einer der weltweit größten Hersteller von Triebwerksmodulen und -komponenten und führender unabhängiger Anbieter von Instandhaltungsdienstleistungen für zivile Flugzeugtriebwerke. Darüber hinaus fertigt MTU Aero Engines Module und Komponenten für bedeutende militärische Triebwerksprogramme in Europa und ist, durch ihre Beteiligung an Allianzen zur Herstellung militärischer Triebwerke, Zulieferer für nahezu alle von der Bundeswehr eingestzten militärischen Triebwerke. Außerdem erbringt MTU Aero Engines für die Bundeswehr spezialisierte Instandhaltungs- und Wartungsdienstleistungen für Triebwerke. Die Produkte von MTU Aero Engines für die zivile Luftfahrt sind in Anwendungen für nahezu alle Schub- und Leistungsklassen zu finden, von Großraumflugzeugen wie dem neuen Airbus A380 und der Boeing 747 über große Passagierflugzeuge wie die Boeing 777, den Airbus A330 und die Airbus A320-Familie bis hin zu Kurzstreckenflugzeugen und Business Jets. Im militärischen Bereich sind die Produkte von MTU Aero Engines in Kampfflugzeugen wie dem Panavia Tornado und dem Eurofighter Typhoon, derzeit eingesetzten und künftigen Transportflugzeugen wie der Boeing C-17 und dem Airbus A400M sowie Hubschraubern wie dem Eurocopter Tiger zu finden.

Im Geschäftsjahr 2004 erwirtschaftete MTU Aero Engines mit etwas über 7.400 Mitarbeitern (zum 31. Dezember 2004) einen Gesamtumsatz von rund EUR 1.918 Mio. und ein EBITDA von rund EUR 214 Mio. Der Hauptsitz von MTU Aero Engines befindet sich in München. Weitere wesentliche Standorte sind Hannover, Ludwigsfelde, Zhuhai, China, und Vancouver, Kanada.

MARKT

Die internationale Triebwerksindustrie lässt sich in zwei Hauptmärkte unterteilen: Den Markt für zivile Triebwerke und den Markt für militärische Triebwerke, für die jeweils spezifische Produkte entwickelt und produziert werden. Zum Markt für zivile Triebwerke zählen Triebwerke für den Lufttransport von Passagieren und für den Frachttransport. Der Markt für militärische Triebwerke kann in einen Markt für Triebwerke für Kampfflugzeuge sowie einen Markt für Triebwerke für Transportflugzeuge gegliedert werden.

In beiden Märkten ist der spezifische Einsatzzweck der jeweiligen Flugzeuge für die Konstruktionsweise und die Eigenschaften der Triebwerke entscheidend. Sicherheit, Zuverlässigkeit, wirtschaftliche Überlegungen und Lärmschutzbestimmungen bestimmen derzeit die technologische Entwicklung auf dem Markt für zivile Triebwerke. Darüber hinaus spielt auch die Reduzierung von Abgasemissionen eine immer wichtigere Rolle. Die Entwicklung militärischer Triebwerke wird von Leistungsanforderungen, Sicherheitsaspekten und wirtschaftlichen Überlegungen sowie vor allem vom jeweiligen Einsatzzweck und politischen Gesichtspunkten beeinflusst. Öffentliche Mittel, die zur Finanzierung der Forschung und Entwicklung im militärischen Bereich zur Verfügung gestellt werden, sind ein Grund, weshalb technologische Neuerungen normalerweise zunächst in militärischen Triebwerksprogrammen entwickelt und später auf zivile Triebwerksanwendungen übertragen werden. Die Gesellschaft war beispielsweise für die technisch sehr komplexe Mitteldruckturbine bei der Entwicklung des Triebwerks RB199 für den Panavia Tornado in den späten 70-er Jahren verantwortlich. Heute ist die Gesellschaft eines der weltweit führenden Unternehmen im Bereich Niederdruckturbinen für zivile Triebwerksprogramme. Daneben hat sie erst kürzlich mit der Entwicklung einer neuen Generation der Hochdruckverdichter-Technologie für das Triebwerk PW6000 einen weiteren technologischen Meilenstein gesetzt. Hierbei konnte die Gesellschaft ihre Erfahrung im Bereich der Hochdruckverdichtertechnologie für Militärtriebwerksanwendungen nutzen. Obwohl zivile und militärische Antriebe jeweils für spezifische Zwecke entwickelt und gefertigt werden, gibt es bei der Forschung, Entwicklung, Konstruktion und Fertigung der Antriebe sowie im Verfahren der Auftragsvergabe für neue Triebwerksprogramme wesentliche Gemeinsamkeiten. Aus diesem Grund sind Marktteilnehmer, einschließlich der Gesellschaft, häufig in beiden Endmärkten aktiv.

Die folgenden Unternehmen sind in der Triebwerksindustrie tätig: Hersteller von Triebwerken (normalerweise als OEMs bezeichnet), Hersteller von Triebwerksmodulen, sowie Hersteller von Triebwerkskomponenten. Zu den OEMs, die die Gesamtverantwortung für ein Triebwerksprogramm tragen, gehören Pratt & Whitney, General Electric, Rolls Royce und Snecma. Hersteller von

Triebwerksmodulen und -komponenten, zu denen die Gesellschaft, Avio, Volvo Aero, ITP und IHI gehören, sind hochspezialisiert und überwiegend für die technologisch anspruchsvolleren Bereiche eines Triebwerks, die eine höhere Wertschöpfung aufweisen, verantwortlich (wie z.B. die rotierenden Teile eines Antriebs, komplexe Strukturen oder Module und Komponenten, die hohen Temperaturen ausgesetzt sind). Hersteller von Triebwerkskomponenten liefern üblicherweise Triebwerksteile, die eine geringere Wertschöpfung aufweisen, wie zum Beispiel Gehäuse und Schaufeln. Sowohl im zivilen als auch im militärischen Endmarkt arbeiten OEMs, Hersteller von Triebwerksmodulen sowie in geringerem Maße Hersteller von Triebwerkskomponenten bei der Entwicklung und Fertigung neuer Triebwerksprogramme eng zusammen.

Zivile Triebwerke

Vier OEMs dominieren den Markt für zivile Triebwerke: Pratt & Whitney, General Electric, Rolls Royce und Snecma. Für jedes große zivile Flugzeugprogramm werden vom Flugzeughersteller in der Regel zwei OEMs für die Konstruktion, Entwicklung und Zulassung je eines alternativen Triebwerks ausgewählt. Die Triebwerke werden im Allgemeinen getrennt vom Flugzeug gekauft, so dass der Kunde (Fluggesellschaften, Transport-/Cargogesellschaften, Leasing-Unternehmen oder sonstige Geschäftskunden) das Triebwerk auf der Grundlage der technischen Leistungsfähigkeit, dem beabsichtigten Einsatzzweck sowie wirtschaftlicher Anforderungen (einschließlich der Kosten für Ersatzteile und Instandhaltung) auswählen kann. Bei Business Jets wird üblicherweise jedoch nur eine Triebwerksfamilie für einen bestimmten Flugzeugtyp zugelassen.

OEMs bilden für die Entwicklung und Fertigung neuer Triebwerksfamilien für gewöhnlich Allianzen mit Herstellern von Triebwerksmodulen und mit Herstellern von Triebwerkskomponenten, wie zum Beispiel beim Triebwerk V2500 (Pratt & Whitney, Rolls Royce, MTU Aero Engines und Japanese Aero Engines Corp.). Der Grund dafür liegt in dem Bestreben der OEMs, Risiken und Kosten, die mit der Entwicklung eines neuen Triebwerks verbunden sind, zu streuen und dabei den Wettbewerb zwischen den Herstellern vergleichbarer Module und Komponenten zu nutzen. Im Gegenzug erhalten die Allianzpartner einen Anteil an den Umsatzerlösen aus dem Triebwerksprogramm. Die Hersteller von Triebwerksmodulen und -komponenten leisten den OEMs üblicherweise Zahlungen für die Beteiligung an neuen Triebwerksprogrammen (sogenannte "Entry Fees"). In den letzten Jahren mussten auch die OEMs von Triebwerken ihrerseits in der Regel zusätzliche Entry Fees an Flugzeughersteller zahlen, um sich an neuen Flugzeugprogrammen zu beteiligen.

Die Allianzen zur Entwicklung und Fertigung ziviler Triebwerke bestehen normalerweise in der Form von Risk and Revenue Sharing Partnerships ("RRSP"), die heute branchenüblich sind. In einer RRSP tragen deren Mitglieder einen festgelegten Prozentsatz der Kosten und Risiken, die mit der Entwicklung eines neuen Triebwerksprogramms einhergehen. So verpflichten sich die Mitglieder der RRSP, nicht nur ihre eigenen Kosten, sondern auch einen Anteil der Gesamtkosten für Forschung und Entwicklung sowie andere Kosten (einschließlich der von den OEMs an die Flugzeughersteller gezahlten Entry Fees) eines neuen Triebwerks zu tragen. Entsprechend haften alle Mitglieder der RRSP für Vertragsstrafen und Verbindlichkeiten, die infolge Verzuges oder fehlerhafter Triebwerksteile entstehen, unabhängig davon, ob sie den Verzug zu vertreten haben oder an der Fertigung oder Montage des betreffenden Triebwerksteils beteiligt waren oder den Fehler auf andere Weise verschuldet haben. Kosten werden entweder direkt gemäß Programmanteil verteilt (z.B. Preisnachlässe, Garantiezahlungen etc.) oder auf Basis vereinbarter Zielkosten, unabhängig von den Kosten, die den einzelnen Mitgliedern tatsächlich entstanden sind (wie z.B. Herstell- und Entwicklungskosten). Als Gegenleistung für die Übernahme von Kosten und Risiken erhalten die Mitglieder der RRSP einen Anteil an den Umsatzerlösen aus dem Triebwerks- und Ersatzteilverkauf gemäß einer entsprechenden RRSP-Vereinbarung. Diese Umsatzerlöse können jedoch durch Nachlässe auf den Listenpreis eines Triebwerks und durch so genannte "Drag Payments" sinken. Bei Drag Payments handelt es sich um Zahlungen innerhalb einer RRSP, die an den Führer der RRSP (normalerweise der OEM) geleistet werden, um diesen für Kosten zu entschädigen, die ihm durch die Übernahme bestimmter Aufgaben, z.B. des Marketings, für die anderen Mitglieder der RRSP entstanden sind. Im Allgemeinen werden RRSPs für eine bestimmte Triebwerksfamilie geschlossen und laufen über die Lebenszeit dieser Triebwerksfamilie. Während die OEMs den größten Anteil an den RRSPs halten, beteiligen sich die Hersteller von Triebwerksmodulen üblicherweise in Höhe von 5-30% (abhängig von der zur Verfügung gestellten Technologie) und sind für die Lieferung technologisch hoch entwickelter Triebwerksmodule verantwortlich. Die Hersteller von Komponenten liefern für gewöhnlich weniger komplexe Triebwerksteile, die eine geringere Wertschöpfung aufweisen, und haben üblicherweise einen geringeren Anteil an den Programmen (weniger als 10%).

Gewinnmargen beim Verkauf neuer Triebwerke sind in der Regel wegen der erheblichen Forschungs- und Entwicklungskosten und der typischerweise angebotenen hohen Nachlässe (insbesondere zu Beginn eines neuen Programms) gering oder gar negativ. Abhängig von der Anzahl der Triebwerksanbieter, die für eine bestimmte Anwendung konkurrieren, von dem Umfang eines Triebwerksprogramms und von der Anzahl der Bestellungen akzeptieren OEMs und ihre RRSP-Partner niedrige bis negative Margen beim Verkauf neuer Triebwerke, um sich das Ersatzteilgeschäft zu sichern, das die Hauptertragsquelle im zivilen Triebwerksmarkt darstellt. Der Verkauf von Ersatzteilen bietet für gewöhnlich hohe Margen bei gleichzeitig hohen Eintrittsbarrieren, da die meisten Ersatzteile nur über OEMs erhältlich sind, die wiederum die entsprechenden Teile von den Herstellern der Module und Komponenten beziehen, ihren RRSP-Partnern oder Zulieferern im Hinblick auf die Triebwerksfamilie. Dies liegt vor allem an den erforderlichen technologischen Kenntnissen der Hersteller, den Garantien, die OEMs auf Triebwerke gewähren (und die normalerweise nicht für Triebwerke gelten, die keine Originalersatzteile verwenden) und den strikten Anforderungen der Luftfahrtbehörden sowie den strikten Anforderungen für die Zulassung von Ersatzteilen durch die OEMs.

Das zivile Instandhaltungsgeschäft steht weniger eindeutig mit dem Verkauf neuer Triebwerke in Verbindung als das Ersatzteilgeschäft. Dies liegt daran, dass Instandhaltungslizenzen für zivile Triebwerksprogramme auch unabhängig davon vergeben werden können, ob der Instandhaltungsdienstleister die Ersatzteile für ein bestimmtes Triebwerksprogramm liefert oder nicht. Gewinnmargen im zivilen Instandhaltungsmarkt werden von Größenvorteilen beeinflusst, bei denen eine höhere Anzahl gewarteter Triebwerke zu geringeren Kapital- und Fixkosten pro Triebwerksinstandhaltung und einer effizienteren Auslastung von Facharbeitskräften führt.

Der Markt für Instandhaltung von zivilen Flugzeugen lässt sich in fünf Bereiche einteilen: Überholung von Triebwerken (der Bereich, in dem die Gesellschaft mit ihrem Wartungs- und Instandhaltungsgeschäft überwiegend tätig ist), Line Maintenance (kleinere Wartungsarbeiten an Flugzeugen vor Ort), Komponentenwartung (u.a. Überholung von mechanischen, hydraulischen und elektrischen Anbaugeräten), C- und D-Checks (größere Überholungen von Flugzeugen in vorgegebenen Intervallen) sowie große Flugzeugmodifikationen (z.B. Umbau von Passagier- in Frachtflugzeuge). In jedem dieser Bereiche werden Instandhaltungsdienstleistungen in der Regel nach drei verschiedenen Arten von Vereinbarungen erbracht: "Fixed Price Contracts" (Festpreisverträge), "Time and Material Contracts" und "Flight Hour-" oder "Power by the Hour Contracts". Fixed Price Contracts werden üblicherweise für Routine-Instandhaltungsarbeiten abgeschlossen. Bei "Time and Material Contracts" wird die Arbeitsleistung nach Stundensätzen vergütet, während Ersatzteile zum Listenpreis zuzüglich einer Servicegebühr berechnet werden. Bei "Flight Hour-" oder "Power by the Hour"-Verträgen leistet der Kunde monatliche Anzahlungen pro Flugstunde an den Instandhaltungsdienstleister. Die Kalkulation der Anzahlungen erfolgt anhand der geschätzten Flugstunden während der Laufzeit des Vertrages sowie dem erwarteten Instandhaltungsaufwand. Deshalb erfordert dieses Abrechnungsmodell eine aufwändige Kalkulation auf der Grundlage einer komplexen Analyse der erwarteten Triebwerksnutzung (einschließlich Annahmen hinsichtlich der Häufigkeit von Instandhaltungsmaßnahmen).

Militärische Triebwerke

Wie zivile Triebwerke werden militärische Triebwerke in Europa überwiegend von Allianzen entwickelt, die von OEMs, Herstellern von Triebwerksmodulen und Herstellern von Komponenten gebildet werden, wie zum Beispiel beim EJ200 Triebwerk, das durch das Eurojet-Konsortium, bestehend aus Rolls Royce, MTU Aero Engines, ITP und Avio, gefertigt wird. Solche Allianzen sind vor allem politisch motiviert, und viele Länder verlassen sich bei der militärischen Ausstattung ihrer Streitkräfte auf ihre nationalen Hersteller. Bei Exporten müssen Allianzmitglieder im Importland normalerweise Investitionen erbringen, lokale Fertigungsvereinbarungen schließen, lokale Zulieferer einbinden, Importe in das Land des exportierenden Allianzmitgliedes ermöglichen oder andere sogenannte "Offset-Verpflichtungen" erfüllen.

Im Unterschied zum zivilen Markt wird für militärische Flugzeuge nur ein Triebwerk pro Flugzeugtyp entwickelt. Außerdem finanzieren die Auftraggeber militärischer Triebwerke, für gewöhnlich mehrere nationale Regierungen, üblicherweise die Forschungs- und Entwicklungskosten, die den Herstellern für ein neues Triebwerksprogramm entstehen. Üblicherweise verhandelten der Hersteller und die Regierung gegen Ende der Forschungs- und Entwicklungsphase die Produktionskosten eines Triebwerksprototyps auf Grundlage einer Schätzung des Herstellers. Dies geschah üblicherweise auf einer Cost-Plus-Basis, bei der die

Regierung im Laufe eines Jahres gemäß dem Kostenvoranschlag des Herstellers Vorauszahlungen leistete und, nach einer gemeinsamen Einschätzung der tatsächlichen Kosten zum jeweiligen Jahresende, Ausgleichszahlungen vorgenommen wurden. Sobald ein Triebwerk erprobt und zugelassen war, begann die vollständige Produktion nach festgelegten Spezifikationen. Zu diesem Zeitpunkt wurde ein Preis für das Triebwerk und seine Bestandteile für die Auslieferungsphase festgelegt. Die Entwicklungs- und Fertigungskosten des TP400 Triebwerks (für den Transporter A400M), werden jedoch nicht mehr auf einer Cost-Plus-Basis abgerechnet. Vielmehr wird der Preis für die Entwicklung und Fertigung des Triebwerks zu Beginn des Programms festgesetzt. Letztendlich hängt die Rentabilität bei der Entwicklung und Fertigung militärischer Triebwerke und Komponenten im Wesentlichen von der Fähigkeit ab, kosteneffizient zu entwickeln und zu produzieren. Dazu gehört unter anderem die Nutzung von Skaleneffekten und die Fähigkeit, die operativen Margen über eine Senkung der Herstellungskosten während der Laufzeit des Programms zu erhöhen.

Als Teil des ursprünglichen Vertrags über die Entwicklung und Fertigung eines militärischen Triebwerks handeln die Allianzmitglieder mit dem zukünftigen Betreiber die Bedingungen für die Betriebsphase und die dazugehörige Betreuung aus, einschließlich Instandhaltungsdienstleistungen, Schulungen und ähnlichen Anschlussdienstleistungen. Ersatzteile werden ausschließlich von Allianzmitgliedern bezogen, und die Instandhaltung und andere Betreuungsleistungen, soweit sie nicht von den nationalen Streitkräften selbst ausgeführt werden, normalerweise an das jeweilige nationale Allianzmitglied vergeben.

DIE GESELLSCHAFT

Die Gesellschaft ist gemessen am Umsatz einer der weltweit größten Hersteller von Triebwerksmodulen und -komponenten und führender unabhängiger Anbieter von Instandhaltungsdienstleistungen für zivile Flugzeugtriebwerke. Darüber hinaus fertigt sie Module und Komponenten für bedeutende militärische Triebwerksprogramme in Europa und ist, durch ihre Beteiligung an Allianzen zur Herstellung militärischer Triebwerke, der größte Lieferant militärischer Flugzeugtriebwerke für die Bundeswehr. Außerdem erbringt die Gesellschaft für die Bundeswehr spezialisierte Instandhaltungs- und Wartungsdienstleistungen für Triebwerke. Das Geschäft der Gesellschaft erstreckt sich auf die gesamte Laufzeit eines Triebwerksprogramms, die für zivile Flugzeugtriebwerke erfahrungsgemäß bis zu 40 Jahre beträgt und bei militärischen Triebwerken im Allgemeinen darüber hinausgeht. Neben neuen Triebwerkskomponenten liefert sie auch Ersatzteile und bietet Instandhaltungsdienstleistungen für zivile und militärische Triebwerke an. Die Produkte der Gesellschaft für die zivile Luftfahrt sind in Anwendungen für nahezu alle Schub- und Leistungsklassen zu finden, von Großraumflugzeugen wie dem neuen Airbus A380 und der Boeing 747 über große Passagierflugzeuge wie die Boeing 777, den Airbus A330 und die Airbus A320-Familie bis hin zu Kurzstreckenflugzeugen und Business Jets. Gemäß *Airclaims* waren im Dezember 2004 rund 30% aller zivilen Flugzeuge mit den Modulen und Komponenten der Gesellschaft ausgestattet. Im militärischen Bereich sind ihre Produkte in Kampfflugzeugen wie dem Panavia Tornado und dem Eurofighter Typhoon, derzeit eingesetzten und künftigen Transportflugzeugen wie der Boeing C-17 und dem Airbus A400M sowie Hubschraubern wie dem Eurocopter Tiger zu finden.

Die Gesellschaft hat sich nach ihrer Einschätzung durch ihre technologische Führerschaft, eine hervorragende Produktqualität, einen sehr guten Markennamen und eine stabile Marktposition aufgebaut. Als Hersteller von Modulen und Komponenten sind die Hauptkunden (oder Triebwerkspartner) der Gesellschaft die führenden Hersteller von Triebwerken (auch OEMs genannt) wie Pratt & Whitney und General Electric. Darüber hinaus ist sie Anteilseigner bei International Aero Engines ("IAE")—einem Konsortium, dem auch Rolls Royce angehört und das die V2500 Triebwerksfamilie fertigt. Die V2500 gehört zu den führenden Triebwerken im Segment der Mittelstreckenflugzeuge. Die Gesellschaft ist größtenteils über ihre Beteiligung an Triebwerkskonsortien Zulieferer für nahezu alle von der Bundeswehr eingesetzten militärischen Triebwerke und der größte externe Dienstleister der Bundeswehr im Bereich der militärischen Triebwerksinstandhaltung (einschließlich technischer und logistischer Unterstützung sowie Training). Zusätzlich erbringt die Gesellschaft Dienstleistungen für die Instandhaltung ziviler Triebwerke für mehr als 90 Fluggesellschaften aus fünf Kontinenten.

MTU Aero Engines verfügt über mehr als 90 Jahre Erfahrung in der Fertigung von Flugzeugtriebwerken. Ursprünglich zu BMW gehörend, war MTU Aero Engines ab 1985 eine hundertprozentige Tochtergesellschaft von Daimler Benz bzw. von DaimlerChrysler, bevor sie Ende 2003 durch Fonds, die von

Kohlberg Kravis Roberts & Co., einem der führenden Private-Equity-Häuser weltweit, beraten werden, übernommen wurde. Heute ist sie in Europa, Amerika und, durch Joint Ventures, in Asien tätig und beschäftigte zum 31. Dezember 2004 7.417 Mitarbeiter. Im Geschäftsjahr zum 31. Dezember 2004 betrugen ihre Gesamtumsatzerlöse EUR 1.918 Mio. und das EBITDA EUR 214 Mio.

Die Gesellschaft untergliedert ihre Geschäftstätigkeit in drei Hauptgeschäftsfelder: Ziviles Triebwerksgeschäft, Zivile Instandhaltung und Militärisches Triebwerksgeschäft.*

- *Ziviles Triebwerksgeschäft (45% der Gesamtumsatzerlöse im Jahr 2004)*—Die Gesellschaft ist in der Entwicklung und Fertigung von Modulen und Komponenten für zivile Triebwerksprogramme tätig, für die sie außerdem Ersatzteile fertigt und liefert. Der Schwerpunkt liegt im Bereich Niederdruckturbinen, Komponenten für Hochdruckturbinen sowie für Hockdruckverdichter. Im Geschäft mit zivilen Triebwerken stammen die Umsatzerlöse ungefähr je zur Hälfte aus dem Verkauf neuer Triebwerke und dem Verkauf von Ersatzteilen. Der Verkauf von Ersatzteilen trägt jedoch am stärksten zur Profitabilität bei. Im Jahr 2004 stammte der Großteil der Umsatzerlöse dieses Geschäftsfelds aus dem Verkauf neuer Triebwerke der Typen V2500 (Airbus-A320-Familie), PW2000 (Boeing 757 und Boeing C17), PW4000 Growth (Boeing 777) und der CF6-Serie, die in der Boeing 747 und 767 sowie im Airbus A300, A310 und A330 zum Einsatz kommt. Den größten Teil der Umsatzerlöse im Bereich Ersatzteile erwirtschaftete die Gesellschaft im Jahr 2004 mit der CF6-Serie und den Triebwerken PW2000, V2500 und JT8D-200 (Boeing MD-80). Im Geschäftsjahr 2004 erzielte das Zivilgeschäft Umsatzerlöse in Höhe von EUR 879,9 Mio (vor Konsolidierung). Nahezu der gesamte Umsatzerlös aus dem Verkauf von zivilen Triebwerken und Ersatzteilen wurden im Rahmen von RRSPs erwirtschaftet, durch die die Gesellschaft am wirtschaftlichen Erfolg von Triebwerksfamilien beteiligt ist. Zu einem geringen Teil werden Umsatzerlöse aus Zulieferverträgen mit OEMs sowie aus dem Verkauf sonstiger Produkte und Dienstleistungen erzielt.
- *Zivile Instandhaltung (30% der Gesamtumsatzerlöse im Jahr 2004)*—In den Triebwerksreparatur- und -überholungsstandorten der Gesellschaft, deren Größte sich in Deutschland und China befinden, erbringt die Gesellschaft Instandhaltungsdienstleistungen für eine Vielzahl unterschiedlicher ziviler Triebwerke. Neben Triebwerken, an deren Herstellung die Gesellschaft beteiligt ist, wie die V2500- und die CF6-Triebwerksfamilie, wartet die Gesellschaft auch Triebwerke, die ohne ihre Beteiligung hergestellt werden. So hat sie zum Beispiel Lizenzen für die weit verbreitete CFM56-Triebwerksfamilie (verwendet in der Boeing 737 und dem Airbus 318, 319, 320 und 321) und für das Triebwerk CF34 (die führende Triebwerksfamilie im Regionalflugzeugbereich). Zur Erweiterung ihres Kundenstammes hat die Gesellschaft ein Triebwerksinstandhaltungs-Joint-Venture mit China Southern Airlines gegründet. Gemessen am Umsatz ist China Southern Airlines die größte Fluggesellschaft auf dem chinesischen Markt, der ein starkes Wachstum im Passagier- und Frachtverkehr verzeichnet. Im Geschäftsjahr 2004 erzielte das Geschäftsfeld zivile Instandhaltung Umsatzerlöse in Höhe von EUR 575,9 Mio (vor Konsolidierung).
- *Militärisches Triebwerksgeschäft (25% der Gesamtumsatzerlöse im Jahr 2004)*—Die Gesellschaft entwickelt und produziert Module und Komponenten für militärische Triebwerke und fertigt die dazugehörigen Ersatzteile. Sie ist einer der führenden Teilnehmer an europäischen Programmen zur Entwicklung und Produktion wichtiger militärischer Triebwerksfamilien, u.a. des EJ200 Triebwerks für das Kampfflugzeug Eurofighter Typhoon, des TP400 Triebwerks für das zukünftige Transportflugzeug Airbus A400M und des MTR390 Triebwerks für den Hubschrauber Eurocopter Tiger. Darüber hinaus bietet MTU Aero Engines militärische Triebwerksinstandhaltungsdienstleistungen an. Die Gesellschaft ist führender Instandsetzer für fast alle bei der Bundeswehr verwendeten Triebwerke und überholt im Rahmen ihres Instandhaltungsgeschäfts schon seit vielen Jahren die Triebwerke J79 (F-4 Phantom), RB199 (Panavia Tornado) und Tyne (Transall). Sie hat bereits Verträge über die Instandhaltungsarbeiten für die Triebwerke der deutschen Eurofighter unterschrieben. Die Instandhaltungsarbeiten werden an einem ihrer Wartungsstandorte in enger Zusammenarbeit mit Mitarbeitern der Luftwaffe durchgeführt. Im Geschäftsjahr 2004 erzielte das Militärgeschäft Umsatzerlöse in Höhe von EUR 495,7 Mio (vor Konsolidierung).

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* (Anteile an den Gesamterlösen errechnet auf Basis unkonsolidierter Segmentumsätze im Verhältnis zu dem unkonsolidierten Konzernumsatz).

MARKTSEGMENTE

Die Gesellschaft unterteilt die Märkte, in denen sie tätig ist, in die folgenden drei Segmente:

- *Markt für zivile Flugzeugtriebwerke*—Vier Hersteller dominieren den Markt für zivile Flugzeugtriebwerke: General Electric, Pratt & Whitney, Rolls Royce und Snecma. Jeder dieser OEMs geht üblicherweise so genannte Risk and Revenue Sharing Partnerships ("RRSPs") mit ausgewählten Partnern aus der Branche, wie zum Beispiel der Gesellschaft, ein. In RRSPs übernehmen die Hersteller von Modulen und Komponenten einen Teil der Entwicklungs- und Produktionskosten für ein bestimmtes Triebwerksprogramm und erhalten dafür im Gegenzug einen festen Anteil an den Umsatzerlösen aus dem Verkauf von Triebwerken und Ersatzteilen. Ersatzteile stellen die Hauptertragsquelle im Markt für zivile Triebwerke dar, da neue Triebwerke üblicherweise mit hohen Preisnachlässen verkauft werden, um Fluggesellschaften zum Kauf zu bewegen. Aus dem Verkauf von Ersatzteilen erlangen die Partner der RRSPs normalerweise während der gesamten Laufzeit eines Triebwerksprogramms (erfahrungsgemäß bis zu 40 Jahre) langfristige Einkünfte. Diese unterliegen geringeren Mengenschwankungen als der Verkauf von neuen Triebwerken, der vom Verkauf neuer Flugzeuge abhängt, da der Verkauf von Ersatzteilen mit der Nutzung bereits vorhandener Flugzeuge verknüpft ist. Obwohl der Markt für zivile Triebwerke durch den jüngsten weltweiten wirtschaftlichen Abschwung, die Ereignisse vom 11. September 2001, den Ausbruch von SARS und den Irakkrieg beeinträchtigt wurde, haben sich der Passagier- und der Frachtverkehr im Jahr 2004 erholt. Aufgrund dieser Erholung und eines Anstiegs des internationalen Passagier- und Frachtverkehraufkommens über die Werte des Jahres 2000 hinaus sind im Jahr 2004 die Ersatzteilverkäufe angestiegen. Im Februar 2005 prognostizierte *AeroStrategy*, dass der weltweite Luftverkehr, gemessen in Passagier-Kilometern, zwischen 2005 und 2009 jährlich um mindestens 5% zunehmen wird.

- *Markt für zivile Instandhaltung*—Gemessen am Umsatz ist die Gesellschaft im Jahre 2004 der weltweit sechstgrößte Triebwerksinstandhaltungsdienstleister und führender unabhängiger (also weder von OEMs noch von Fluggesellschaften abhängiger) Anbieter von Instandhaltungsdienstleistungen für zivile Flugzeugtriebwerke. Ihre größten Wettbewerber sind die Wartungsbetriebe der OEMs sowie die Instandhaltungsbetriebe großer Fluggesellschaften wie z.B. Lufthansa Technik. Umsatzerlöse aus der zivilen Instandhaltung hängen vor allem von den Passagierzahlen und vom Aufkommen des Frachtverkehrs ab. Ein wesentlicher Anteil der Instandhaltungsarbeiten ist allerdings aufgrund von Auflagen der Luftfahrtbehörden und Triebwerkshersteller in bestimmten Abständen (abhängig von der Nutzung) vorgeschrieben, so dass diese Umsatzerlöse (branchenweit) weniger zyklisch sind als im zivilen Triebwerksgeschäft. Wenngleich der Instandhaltungsmarkt nach dem 11. September 2001 an Volumen zurückging, erwartet die Gesellschaft, dass dieser Markt langfristig mit einer anhaltenden Erholung des Passagier- und des Frachtverkehrs und der erforderlichen Verstärkung vorhandener Flotten wachsen wird. Darüber hinaus geht die Gesellschaft davon aus, dass die Bestrebung ziviler Fluggesellschaften anhalten dürfte, ihre Instandhaltungsbetriebe auszulagern. *AeroStrategy* schätzt das Volumen des weltweiten Markts für Instandhaltungsdienstleistungen für zivile Triebwerke im Jahr 2004 auf 12,2 Mrd. USD und prognostiziert für diesen Markt für zivile Flugzeuge westlicher Bauart mit mehr als 35 Sitzen ein Wachstum auf 24,1 Mrd. USD bis zum Jahr 2014.

- *Markt für militärische Triebwerke und Instandhaltung*—Aufgrund der langfristigen und strategischen Natur der militärischen Beschaffungsprogramme ist der Markt für militärische Triebwerke stabiler als der Markt für zivile Triebwerke. Das Geschäft mit militärischen Triebwerken beruht auf den Verteidigungsbudgets für Militärflugzeuge, die vor allem auf politischen Überlegungen bezüglich der Rüstungsbeschaffung basieren. Die Instandhaltung von Triebwerken für Militärflugzeuge dagegen ist in erster Linie vom Nutzungsgrad der Flugzeuge abhängig. Anders als der Markt für zivile Triebwerke sind die Märkte für Militärflugzeuge noch immer stark national geprägt. Der Schwerpunkt des Geschäfts der Gesellschaft liegt in Europa, und sie ist über die Allianzen, an denen sie beteiligt ist, der bevorzugte Zulieferer für nahezu alle von der Bundeswehr eingesetzten militärischen Triebwerke. Sie liefert jedoch auch Produkte und Dienstleistungen an die Streitkräfte anderer Länder (entweder direkt oder über Allianzen, an denen sie beteiligt ist), unter anderem an die Streitkräfte Australiens, Frankreichs, Großbritanniens, Italiens, Saudi-Arabiens, Spaniens, Südafrikas, der Türkei und der USA. Nach Einschätzung der Gesellschaft werden neue gemeinsame Flugzeugprogramme in Europa, wie das Kampfflugzeug Eurofighter Typhoon, der Kampfhubschrauber Eurocopter Tiger und das Transportflugzeug A400M, auch weiterhin die wichtigsten Programme im europäischen Markt für

militärische Triebwerke sein (sowohl für neue Triebwerke als auch in zunehmendem Maße für Ersatzteile). Darüber hinaus ist sie der Ansicht, dass für drei der Triebwerke, an denen sie beteiligt ist—das EJ200, TP400 und MTR390—ein erhebliches Exportpotenzial besteht. Die Gesellschaft führt Triebwerksinstandhaltungsarbeiten für die Bundeswehr durch, vor allem für die Kampfflugzeugtriebwerke RB199, EJ200 und J79, das Tyne-Triebwerk (das im Transportflugzeug Transall eingesetzt wird) und die Helikoptertriebwerke T64 und RR250. Da der Panavia Tornado, der mit RB199-Triebwerken ausgestattet ist, in absehbarer Zeit ausläuft, erwartet die Gesellschaft, dass die Nachfrage nach ihren militärischen Instandhaltungsdienstleistungen abnehmen wird. Dieser Rückgang dürfte nach Einschätzung der Gesellschaft jedoch mittelfristig durch Instandhaltungstätigkeiten für neue EJ200-Triebwerke ausgeglichen werden. Die Gesellschaft geht davon aus, dass ein wesentlicher Anteil der zurzeit von der Luftwaffe an militärischen Standorten in Deutschland durchgeführten Triebwerksinstandhaltungsarbeiten in Verbindung mit dem "Kooperativen Modell" an sie ausgelagert wird. Im Rahmen dieses für die EJ 200-Triebwerke bereits praktizierten Modells erbringt die Gesellschaft umfassende Triebwerksinstandhaltungs- dienstleistungen, logistische Unterstützung und Ausbildung. Die Gesellschaft verhandelt derzeit über eine Ausweitung des Modells auf andere militärische Triebwerksprogramme.

WETTBEWERBSSTÄRKEN

Nach Ansicht der Gesellschaft zeichnet sich MTU Aero Engines durch folgende Wettbewerbsstärken aus:

- *Stabile Marktpositionen, als Grundlage für weiteres Wachstum*—Die Gesellschaft hat in jedem ihrer Marktsegmente eine stabile Marktposition erreicht und ist dadurch nach ihrer Auffassung gut positioniert, weiteres Wachstum in allen Geschäftsbereichen zu erzielen. Internationaler Lufttransport ist ein Wachstumsmarkt—Airbus, *Airline Monitor* und Boeing erwarten über die kommenden 20 Jahre ein durchschnittliches jährliches Wachstum des Passagieraufkommens von über 5%. Die Fluggesellschaften sind zunehmend bestrebt, ihre Flugzeugflotten zu vereinheitlichen und auf verbrauchsgünstigere, leisere Maschinen umzustellen, um somit umweltrechtliche Anforderungen zu erfüllen und Kosten zu sparen. Dies wird nach Überzeugung der Gesellschaft zur Ersetzung alter und Anschaffung neuer Flugzeuge führen und den Absatz neuer Triebwerke fördern. Auch das Instandhaltungsgeschäft der Gesellschaft wird nach ihrer Überzeugung von einem weiterhin erhöhten Flugaufkommen und vergrößerten Flugzeugflotten profitieren.

  - ***Führender Anbieter technologisch hoch entwickelter Module und Komponenten für neue und bestehende zivile Triebwerksprogramme und wichtiger Partner aller führenden OEMs***—Die Gesellschaft ist gemessen am Umsatz einer der weltweit größten Hersteller von Triebwerksmodulen und -komponenten. Sie ist an der Entwicklung und Herstellung von neun zivilen Triebwerksfamilien beteiligt, die ein ausgewogenes Portfolio hinsichtlich der Lebenszyklen von Triebwerken sowie über nahezu alle Leistungsklassen von Triebwerken bilden. Sie ist Anbieter komplexer, für die Leistung der Triebwerke entscheidender Module, wie z.B. Niederdruckturbinen, Komponenten für Hochdruckturbinen sowie Hochdruckverdichter für wichtige Triebwerksfamilien. Darüber hinaus ist sie nach ihrer Einschätzung das einzige Unternehmen, das gesamte Module für den Kernverdichterbereich eines Triebwerks fertigt und kein OEM ist. Die Gesellschaft arbeitet bei der Entwicklung und Fertigung wichtiger Triebwerksprogramme, wie zum Beispiel den Triebwerksprogrammen GP7000 (Airbus A380) und V2500 (Airbus-A320-Familie), eng mit verschiedenen OEMs, insbesondere General Electric, Pratt & Whitney und mit Rolls Royce zusammen. Die Gesellschaft ist der Auffassung, dass sie vom derzeitigen und vom prognostizierten Aufschwung im Markt für zivile Triebwerke durch den vermehrten Verkauf neuer Triebwerke profitieren wird, und so die Flotte installierter Triebwerke, an deren Herstellung die Gesellschaft beteiligt ist, vergrößern und die Umsatzerlöse aus dem lukrativen Ersatzteilgeschäft erhöhen kann. Sie erwartet weiterhin, einen wachsenden Anteil an der Produktion sowie größere Konstruktionsverantwortung bei Triebwerksprogrammen zu übernehmen; umgesetzt hat die Gesellschaft dies bereits beim Triebwerksprogramm PW6000 (Airbus A318), bei dem sie sowohl die Niederdruckturbine als auch den Hochdruckverdichter entwickelt hat.

  - *Führender Anbieter von Instandhaltungsdienstleistungen für zivile Flugzeugtriebwerke*—Die Gesellschaft ist gemessen am Umsatz sechstgrößter Anbieter ziviler Instandhaltungsdienstleistungen und größter unabhängiger Anbieter von Instandhaltungsdienstleistungen für zivile

Flugzeugtriebwerke weltweit. Sie ist der Ansicht, dass ihre starke Marktposition, ihre Servicequalität und ihre Durchlaufzeiten, ihre Reparaturkompetenz sowie die weltweite Präsenz es der Gesellschaft ermöglichen, neue Kundenpotentiale zu erschließen, die wiederum ein erhebliches Wachstum zur Folge haben dürften. Vor allem erwartet die Gesellschaft, dass sie aufgrund dieser starken Marktposition vom prognostizierten Wachstum des asiatischen Luftverkehrs profitieren kann. Im Dezember 2002 hat die Gesellschaft mit ihrem Joint-Venture-Partner China Southern Airlines einen Standort in Zhuhai, China, eröffnet, um Zutritt zu diesem wichtigen Markt zu erlangen. Sie ist der Auffassung, dass dieser Wartungsstandort sie gemessen an der Anzahl von Wartungen in China dort zum größten westlichen Dienstleister für die Triebwerksinstandhaltung macht. Die Gesellschaft verfügt über alle Standorte hinweg über Wartungslizenzen für 18 Triebwerksprogramme und wartet Triebwerke für mehr als 200 Kunden (einschließlich 90 Fluggesellschaften) in allen Schub- und Leistungsklassen—von großen zivilen Flugzeugen bis hin zu Business Jets—und verfügt über Wartungslizenzen für Industrie- und Schiffsgasturbinen. Innerhalb des Marktes für die Triebwerksinstandhaltung dürften die Triebwerksprogramme, für die die Gesellschaft Instandhaltungsdienstleistungen anbietet, Prognosen zufolge insgesamt stärker als der Gesamtmarkt wachsen, was vor allem auf das relativ junge Altersprofil dieser Programme zurückzuführen ist. Da zivile Fluggesellschaften nach Erwartung der Gesellschaft auch weiterhin ihre Instandhaltungsbetriebe auslagern und die Nutzung ihrer vorhandenen Flugzeuge erhöhen dürften, ist die Gesellschaft der Auffassung, dass ihre Serviceleistungen mit hohem Qualitätsanspruch sie für eine Ausweitung ihres Marktanteils gut positionieren.

- *Hoher Programmanteil bei militärischen Triebwerksprogrammen in Europa*—Die Gesellschaft ist ein führender Partner in wichtigen paneuropäischen militärischen Triebwerksprogrammen, unter anderem bei der Entwicklung und Herstellung des Triebwerks EJ200 für das Kampfflugzeug Eurofighter Typhoon, des Triebwerks TP400 für das künftige Transportflugzeug A400M und des Triebwerks MTR390 für den Unterstützungs- und Panzerabwehrhubschrauber Eurocopter Tiger. Darüber hinaus erbringt die Gesellschaft—teilweise über die Allianzen, an denen sie beteiligt ist,—eine große Bandbreite an Dienstleistungen für die Bundeswehr. Dies reicht von der Entwicklung, Fertigung und Montage von Triebwerken bis hin zur Instandhaltung, Reparatur und Überholung. Im Jahr 2002 schloss die Gesellschaft eine Vereinbarung (das "Kooperative Modell") mit der Bundeswehr, nach dem sie umfassendere Dienstleistungen im Bereich Triebwerksinstandhaltung, logistische Betreuung und Schulungen für die Bundeswehr erbringt; in diesem Zusammenhang wird derzeit zwischen der Gesellschaft und dem Bundesministerium der Verteidigung darüber verhandelt, ob künftig weitere Triebwerksinstandhaltungstätigkeiten an die Gesellschaft ausgelagert werden. Die Gesellschaft ist der Ansicht, dass sie durch ihre Teilnahme an langfristigen militärischen Programmen über eine breite technologische Basis verfügt, und dass von ihr in der üblicherweise kundenfinanzierten Entwicklung militärischer Triebwerke erworbene technologische Wissen auf zivile Triebwerksmodule und -komponenten übertragen kann. Daneben besteht die Möglichkeit, im Hinblick auf bestimmte Triebwerksfamilien das Wachstum über Exporte zu steigern, wie dies die Bestellung von 18 Flugzeugen des Typs Eurofighter Typhoon durch Österreich (38 EJ200-Triebwerke), die Bestellung von 48 MTR390-Triebwerken durch Eurocopter für Australien und der Kooperationsvertrag zwischen Airbus Military und der südafrikanischen Regierung zum Kauf von acht A400M Transportflugzeugen mit TP400-Triebwerken veranschaulichen. Durch das militärische Triebwerksgeschäft lassen sich auch zyklische Schwankungen des zivilen Triebwerksgeschäfts zum Teil ausgleichen.

- *Markteintrittsbarrieren*—Die Gesellschaft entwickelt und produziert technologisch anspruchsvolle Triebwerksmodule und -komponenten und ist dadurch begünstigt, dass grundsätzlich der Zutritt zu dem Markt für Triebwerksmodule und -komponenten schwierig zu erschließen ist. Es gibt erhebliche Markteintrittsbarrieren, wie zum Beispiel: (i) strenge Zulassungsanforderungen und erforderliche aufsichtsbehördliche Genehmigungen, (ii) erhebliche Investitionen für die Entwicklung komplexer Komponenten für größere Triebwerksprogramme und die hierfür erforderlichen Fertigungseinrichtungen, (iii) hohe Anforderungen bezüglich einer umfassenden technologischen Kompetenz von der ersten Phase der aerodynamischen Auslegung, in der die Gesellschaft die OEMs entscheidend unterstützt, bis hin zur Fertigstellung der Triebwerksmodule und -komponenten in einem zunehmend detaillierteren und komplexeren Prozess, (iv) die Präferenzen von OEMs für Zulieferer und Partner mit nachgewiesener Kompetenz, Erfahrung und einer entsprechenden Größe, (v) die Präferenzen von Regierungen, nationale Hersteller an Aufträgen im Bereich der nationalen

Verteidigung zu beteiligen und (vi) die erheblichen Kosten, die in der Regel strengen vertraglichen Beschränkungen und die zeitlichen Verzögerungen für die OEMs, sollten sie Zulieferer oder RRSP-Partner wechseln, wenn die Produktauslegung und -konstruktion von den Kunden genehmigt wurde. Darüber hinaus verfügt nur eine begrenzte Anzahl der Hersteller von Triebwerksmodulen, die Gesellschaft eingeschlossen, über die notwendige Größe, um sich an wesentlichen Triebwerksprogrammen als Allianzpartner zu beteiligen.

- *Führende Technologie dank erheblicher Investitionen in der Vergangenheit*—Trotz eines schwierigen Marktumfelds für die zivile Luftfahrt seit 2001 hat die Gesellschaft zwischen 2002 und 2004 erhebliche selbstfinanzierte Aufwendungen im Bereich Forschung und Entwicklung sowie gezielte Investitionen getätigt; in diesem Zeitraum hat sie rund EUR 456 Mio. für Forschung und Entwicklung aufgewendet und Investitionen in Höhe von rund EUR 287 Mio. getätigt—zusammen stellt dies etwa 12,2% der Gesamtumsatzerlöse in diesem Zeitraum dar. Außerdem hat die Gesellschaft in diesem Zeitraum kundenfinanzierte Forschung und Entwicklung im Umfang von rund EUR 218 Mio durchgeführt. Die eigenfinanzierten Aufwendungen für Forschung und Entwicklung erreichten ihren Höchstwert im Jahr 2003, als der Entwicklungsaufwand bei den Triebwerken GP7000 und PW6000 am größten war, und sanken 2004 wieder. Die Gesellschaft erwartet, dass diese Aufwendungen im Laufe der nächsten Jahre weiter sinken werden, wenn die Module für diese und andere Triebwerke nach der Entwicklung in Produktion gehen werden. Die Gesellschaft ist davon überzeugt, dass ihre umfangreichen Aufwendungen für Forschung und Entwicklung sowie ihre erheblichen Investitionen beispielsweise in Produktionsanlagen und Instandhaltungs-Lizenzen dazu beigetragen haben, ihren Ruf als ein führender Hersteller von Triebwerksmodulen mit einer besonderen Reputation für Technologieführerschaft und hohe Qualität zu festigen. Die Gesellschaft hat bei der Technologie für militärische und zivile Anwendungen Maßstäbe gesetzt, wie zum Beispiel bei Turbinen und Nieder- und Hochdruckverdichtern für die Triebwerke RB199 (Panavia Tornado), EJ200 (Eurofighter Typhoon) und PW6000 (Airbus A318). Im Jahr 2002 hat sie den Innovationspreis der deutschen Wirtschaft für die Entwicklung des Hochdruckverdichters für das PW6000-Triebwerk erhalten.

- *Ausgewogenes Produktportfolio mit transparentem Cashflow-Potential*—Die Gesellschaft ist der Auffassung, dass ihr Triebwerksportfolio eine sehr ausgeglichene Mischung darstellt aus (i) reifen Triebwerksprogrammen, die hohe Umsatzerlöse und Cashflows aus dem stabilen, planbaren und profitablen Ersatzteilgeschäft generieren, wie der CF6-80-Triebwerksfamilie und dem Triebwerk PW2000, (ii) Wachstumsprogrammen wie dem V2500, bei denen sowohl eine hohe Anzahl neu verkaufter Triebwerke als auch steigende Umsatzerlöse aus dem Geschäft mit Ersatzteilen generiert werden, und (iii) jüngeren Triebwerken mit hohem Wachstumspotenzial, wie dem GP7000. Darüber hinaus weist die Flotte der installierten Triebwerke aus den Triebwerksprogrammen, an denen die Gesellschaft beteiligt ist. im Vergleich zum Branchendurchschnitt ein niedrigeres durchschnittliches Alter sowie eine geringere Quote vorübergehend stillgelegter Triebwerke auf. Dies sollte die Flotte der mit Triebwerkskomponenten der Gesellschaft ausgestatteten Flugzeuge nach Ansicht der Gesellschaft weniger anfällig für Konjunkturzyklen machen, und ein erhebliches künftiges Wachstumspotenzial bieten, wenn diese Triebwerke altern und daher eine erhöhte Nachfrage nach Ersatzteilen entsteht. Der hohe Auftragsbestand für Triebwerksmodule und -komponenten, an denen die Gesellschaft beteiligt ist, und Ersatzteile, dessen Wert zum 31. März 2005 rund EUR 3,4 Mrd. betrug, verdeutlicht das Potential künftiger Umsatzerlöse.

- *Erfahrenes Managementteam, fokussiert auf operative Effizienzsteigerung*—Die Gesellschaft verfügt über ein sehr erfahrenes Managementteam unter der Leitung ihres Vorstandsvorsitzenden Udo Stark. Der Vorstand (Udo Stark, Reiner Winkler, Dr. Michael Süß und Bernd Kessler) verfügt über langjährige Erfahrung in den Bereichen komplexe Fertigungsprozesse, Technologie und Instandhaltung. Trotz des schwierigen Marktumfelds in den letzten drei Jahren konnte das Management der Gesellschaft die Umsätze halten, die Entwicklungsarbeit an neuen Programmen intensivieren und Produktivität sowie Umsatzrendite deutlich steigern und plant, diese Maßnahmen im Rahmen konkreter Effizienzsteigerungsprogramme fortzusetzen.

UNTERNEHMENSSTRATEGIE

Die Kernelemente der Unternehmensstrategie der Gesellschaft sind:

- *Konsequente Realisierung der Potenziale bestehender Triebwerksprogramme*—Die Gesellschaft hat umfangreiche Entwicklungsaufwendungen und Investitionen getätigt, um ihr Portfolio ziviler und militärischer Triebwerksmodule aufzustellen. Die strategische Priorität der Gesellschaft besteht darin jetzt und zukünftig ihre finanziellen Erträge aus den verschiedenen Triebwerksprogrammen zu maximieren. Ihre Beteiligung am V2500-Triebwerk trägt über den Verkauf von neuen Triebwerksmodulen und Ersatzteilen sowie die Erbringung von Wartungsleistungen derzeit mit am stärksten zum Umsatz bei. Die Gesellschaft beabsichtigt, ihre Herstellungs- und Wartungsverfahren zu optimieren, um so ihre Gewinnmargen zu erhöhen, wenn das Volumen von Ersatzteilverkäufen und Wartungsdienstleistungen in den nächsten Jahren erwartungsgemäß steigt. Priorität genießt außerdem die erfolgreiche Einführung der neuen Triebwerksprogramme, für die die Gesellschaft in den vergangenen Jahren bedeutende Entwicklungsaufwendungen und Investitionen getätigt hat. Die Gesellschaft erwartet, dass das GP7000-Triebwerk für den neuen Airbus A380 über die kommenden Jahre ihr wichtigstes Triebwerksprogramm werden wird. Bis Ende 2004 entfielen auf das GP7000 Programm knapp 56% der Festaufträge für den A380, und die Gesellschaft geht davon aus, dass das Triebwerk 2006 in Dienst gestellt wird. Ebenfalls für 2006 erwartet sie dass das PW6000-Triebwerk im Airbus A318 in Dienst gestellt werden kann. Im militärischen Bereich hat die Serienproduktion des EJ200-Programms im Jahr 2003 begonnen und machte 2004 rund 38% der Umsatzerlöse der Gesellschaft aus dem Verkauf militärischer Triebwerke und damit verbundener Dienstleistungen aus.

- *Nutzung fortschrittlicher Technologien*—Neben dem weiteren Ausbau der Kernkompetenzen bei Niederdruckturbinen hat die Gesellschaft in den letzten Jahren erheblich in die Entwicklung fortschrittlicher Hochdruckverdichtertechnologie investiert und beabsichtigt, ihre Kompetenzen auf diesem Gebiet für neue Triebwerksprogramme einzusetzen und somit ihren Programmanteil gezielt auszubauen. Sie steht zurzeit mit ihren Partnern bei IAE in Verhandlung über das Nachfolgerprogramm für das V2500-Triebwerk und ist der Auffassung, dass die bei der Entwicklung der Technologie für das PW6000 erworbenen Kompetenzen bei den Verhandlungen von Vorteil sein werden. Im militärischen Geschäft befindet sich die Gesellschaft derzeit in der Entwicklungsphase für das TP400-Triebwerk, wo sie für Mitteldruckturbine und -verdichter sowie für die digitale Triebwerkssteuerung ("Digital Engine Control Unit"—"DECU") verantwortlich ist. Die bei früheren Militärprogrammen erworbenen großen Kompetenzen im Bereich Verdichter- und DECU-Technologie sollten es der Gesellschaft ermöglichen, eine fortschrittliche Lösung zu entwickeln, die die spezifischen Kundenanforderungen erfüllt. Daneben plant die Gesellschaft weiterhin ihre Produkt- und Prozesstechnologie zu optimieren.

- *Profitables Wachstum des Geschäftsbereichs zivile Instandhaltung*—Während der letzten Jahre hat die Gesellschaft erhebliche Managementressourcen dafür eingesetzt, ihr Instandhaltungsgeschäft zu rationalisieren und neu zu positionieren. Deshalb ist die Gesellschaft überzeugt, dass dieser Geschäftsbereich für eine höhere Rentabilität, ein deutliches Wachstum und eine Steigerung des Marktanteils ausgezeichnet positioniert ist. Strategie der Gesellschaft ist es, ihre Position als führender unabhängiger Dienstleister im Bereich Instandhaltung und als zuverlässige, wettbewerbsfähige Alternative zu den Instandhaltungsdiensten der OEMs zu behaupten und weiter auszubauen. Ziel der Gesellschaft ist es, neue Kunden im Bereich der Instandhaltung zu gewinnen und ihren Marktanteil in Asien sowie Nord-, Mittel- und Südamerika auszubauen. Zu diesem Zweck hat sie mit China Southern Airlines ein Joint Venture gegründet, um Zutritt zum chinesischen Markt zu erlangen, der nach den Prognosen von *AeroStrategy* vom Februar 2005 in den kommenden 20 Jahren der am schnellsten wachsende Markt mit der jüngsten Flugzeugflotte weltweit sein wird. Die Gesellschaft beabsichtigt außerdem, den Umfang ihres Instandhaltungsgeschäfts zu erweitern, indem sie fortschrittliche Reparaturverfahren entwickelt und anbietet und diese an Dritte vermarktet und das Geschäft mit Anbaugeräten (wie z.B. Treibstoffpumpen und Verteilern) ausbaut.

- *Nutzung von Exportmöglichkeiten für das Militärgeschäft*—Im Militärgeschäft beabsichtigt die Gesellschaft durch die Allianzen, an denen sie beteiligt ist, das beachtliche Exportpotenzial einiger ihrer Triebwerksprogramme, wie dem EJ200, dem TP400 und dem MTR390, zu nutzen. Bisher liegen bereits Bestellungen von Österreich für den Eurofighter Typhoon, der mit dem EJ200-Triebwerk ausgestattet ist, sowie von Australien für MTR390-Triebwerke vor. Ende April 2005 haben Airbus Military und die

süafrikanische Regierung einen Kooperationsvertrag betreffend die Bestellung von acht Flugzeugen des Typs A400M mit TP400-Triebwerken abgeschlossen.

- *Nachhaltige Verbesserung der operativen Effizienz*—Die Gesellschaft hat eine Reihe konkreter Maßnahmen und Initiativen wie ihr Programm Impact 100 definiert, um ihre operative Effizienz und damit ihre Profitabilität weiter zu steigern. Im Rahmen dieser Strategie hat sie die betrieblichen Abläufe an ihren Standorten München und Hannover neu organisiert; die Neustrukturierung der betrieblichen Abläufe ihres Standorts in Kanada ist bereits abgeschlossen. Des Weiteren plant die Gesellschaft, ihre operative Effizienz in den nächsten Jahren durch die Umsetzung von Programmen weiter zu steigern, die auf Reduzierung der Gemeinkosten, der Betriebskosten und der Investitionen sowie eine Verringerung des Working Capital und Straffung der Zulieferkette abzielen. Die Gesellschaft versucht kontinuierlich, bestehende Herstellungsverfahren zu verbessern, um Effizienzsteigerungen und Kosteneinsparungen zu erzielen, und erwartet dass sich diese Maßnahmen positiv auf die finanzielle Entwicklung auswirken.

PRODUKTE UND LEISTUNGEN

Der Schwerpunkt der Tätigkeit der Gesellschaft liegt auf der Entwicklung und Fertigung technologisch hochentwickelter und hoch komplexer Triebwerksmodule und -komponenten wie Nieder- und Hochdruckverdichter und Niederdruckturbinen für alle Schub- und Leistungsklassen. Daneben bietet sie Instandhaltungsdienstleistungen für Betreiber von zivilen und militärischen Flugzeugtriebwerken und Industrie-Schiffsgasturbinen.


Hochdruck-Verdichter
Hochdruck-Turbine
Fan
(Triebwerksrotor)
Niederdruck-
Verdichter
Brennkammer
Niederdruck-Turbine

Die Funktionsweise eines typischen Flugzeugtriebwerks kann wie folgt zusammengefasst werden:

- Nieder- und Hochdruckverdichter bestehen aus einer Reihe von Verdichterlaufrädern, die mit hoher Geschwindigkeit rotieren. Sie komprimieren große Volumina an Luft, die durch den Triebwerksrotor angesaugt werden, und leiten sie unter hohem Druck in die Brennkammer.
- In der Brennkammer wird Brennstoff eingespritzt und mit der komprimierten Luft vermischt. Dieses Brennstoff-Luft-Gemisch wird kontinuierlich verbrannt. Die entstehende Hitze dehnt das Gas auf ein Vielfaches seines Volumens aus, sodass es unter hohem Druck und mit hoher Geschwindigkeit aus der Brennkammer in die Turbinen (Hochdruckturbine, Niederdruckturbine) entweicht. In den Turbinen wird die Energie des Gases in mechanische Energie umgewandelt.
- Die von den Turbinen (Hochdruckturbine, Niederdruckturbine) erzeugte mechanische Energie treibt über Wellen die Verdichter (Hochdruckverdichter, Niederdruckverdichter) und den sogenannten Fan an. Der Fan produziert zusammen mit dem "Strahl" der Abgase aus dem Verbrennungsprozess den Schub, der das Flugzeug antreibt. Die Turbine muss sehr hohen Belastungen standhalten können, wie extrem hohen Gastemperaturen und Zentrifugalkräften von mehreren Tonnen.

Zivile Triebwerksprogramme

Module und Komponenten der Gesellschaft für zivile Triebwerke sind in nahezu allen Schub- und Leistungsklassen für Anwendungen aller Flugzeugtypen—von Großraum- über Regionalflugzeuge bis zu Business Jets—zu finden. Nach Schätzungen der Gesellschaft sind zurzeit 30% der zivilen Flugzeuge mit

ihren Triebwerksmodulen oder -komponenten ausgestattet. Nach Angaben von *Airclaims* waren Ende 2004 Triebwerksmodule und Komponenten der Gesellschaft in einer aktiven Flotte von 10.400 Triebwerken (einschließlich 528 PW2000/F117-Triebwerke für C-17 Militärtransporter) im Einsatz. Die von *Airline Monitor* prognostizierten Flottendaten zeigen, dass die aktive Flotte der Gesellschaft bis 2009 auf 12.146 Triebwerke ansteigen soll (ohne Militär- und Sonderverwendungen).

Die folgende Tabelle bietet einen Überblick der Beteiligungen der Gesellschaft an großen zivilen Triebwerksprogrammen. Die Gesellschaft ist Partner in jeder der RRSPs, die diese Triebwerke entwickeln und fertigen, und hält wesentliche Anteile an den meisten dieser Programme.

Triebwerk	Flugzeugtyp	Partner	Komponenten der Gesellschaft	Programmanteil	Indienststellung
GP7000	Airbus A380	General Electric, Pratt & Whitney, Snecma, Techspace Aero	Niederdruckturbine, Turbinenzwischengehäuse, Komponenten für Hochdruckturbinen	22,5%	2006 (voraussichtlich)
PW6000	Airbus A318	Pratt & Whitney	Niederdruckturbine, Hochdruckverdichter	18% (Hochdruckverdichter) "Preferred Supplier" für Niederdruckturbine	Indienststellung ab 2006 möglich (voraussichtlich)
PW4000 Growth	Boeing 777	Pratt & Whitney, Avio, Volvo Aero, MHI	Niederdruckturbine	12,5%	1995
V2500	Airbus A319, 320, 321, Boeing MD-90	Pratt & Whitney, Rolls Royce, Japanese Aero Engines Corp.	Niederdruckturbine	11%	1988
PW2000	Boeing 757, C-17	Pratt & Whitney, Avio, Volvo Aero	Niederdruckturbine, Turbinenaustrittsgehäuse, Hochdruckturbinenscheiben	21,2%	1984
JT8D-200	Boeing MD-80	Pratt & Whitney, Volvo Aero	Komponenten für Hochdruck- und Niederdruckturbinen	12,5%	1984
CF6-Serie	Airbus A300, 310, 330, Boeing 747, 767, MD-11	General Electric, Snecma, Volvo Aero, Avio, IHI	Komponenten für Hochdruckturbinen und -verdichter	9,1% Programmanteil für CF6-80C; für andere CF6-Triebwerke können Angaben aufgrund von Vertraulichkeitsvereinbarungen nicht offengelegt werden	1973
PW300-Famile	Learjet 60, Cessna Sovereign, Hawker 1000, Gulfstream 200, 328JET, Dassault Falcon 7X	Pratt & Whitney	Niederdruckturbine	25% (PW305/306) 15% (PW307)	1991-2004; Dassault Falcon 7X im Jahr 2007 (voraussichtlich)
PW500-Familie	Cessna Bravo, Cessna Excel	Pratt & Whitney	Niederdruckturbine	25%	1996-1997

Große Passagier- und andere Flugzeuge

GP7000 (in Entwicklung). Mit über 260 Festaufträgen Ende 2004 hält die GP7000 einen Anteil von 56% der Triebwerke der Airbus-A380-Flotte. Die Gesellschaft ist überzeugt, dass das GP7000 über die kommenden Jahren zu einem ihrer wichtigsten zivilen Triebwerksprogramme werden wird. Zu den zivilen Fluggesellschaften, die GP7000-Triebwerke für ihre Flotte bestellt haben, zählen Air France, Emirates und Federal Express.

PW6000 (in Entwicklung). Die Gesellschaft erwartet derzeit, dass die ersten Triebwerke des Typs PW6000 ab dem Jahr 2006 in Betrieb gehen können. Sie ist der Ansicht, dass das PW6000-Triebwerksprogramm und die dafür entwickelte Hochdruckverdichtertechnologie zu ihrem künftigen Wachstum beitragen werden.

PW4000Growth. Ende 2004 waren 274 Triebwerke des Typs PW4000Growth im Einsatz—d.h. etwa 30% der Triebwerke des Flugzeugtyps Boeing 777 sind damit ausgerüstet. Darüber hinaus wies der Auftragsbestand zu diesem Zeitpunkt Festaufträge für 56 neue Triebwerke aus. Zu den Endkunden für die PW4000Growth-Triebwerke zählen United Airlines, All Nippon Airways, Japan Airlines, Korean Air and Air China.

V2500. Den Erwartungen der Gesellschaft zufolge dürfte das V2500 Programm in den kommenden Jahren sowohl beim Verkauf neuer Triebwerke (mit Festaufträgen für 934 Triebwerke Ende 2004) als auch in Bezug auf Ersatzteile und die zivile Instandhaltung (mit einer aktiven Flotte von 2.112 Triebwerken Ende 2004) eines ihrer wichtigsten Triebwerksprogramme bleiben. Zurzeit steht die Gesellschaft mit ihren Partnern in Verhandlung über ihre Beteiligung an der Entwicklung eines Nachfolgetriebwerks für Narrowbody-Flugzeuge. Zu den zivilen Fluggesellschaften, die Triebwerke des Typs V2500 in ihrer Flotte einsetzen, zählen United Airlines, America West Airlines, Jet Blue Airways, British Airways und Indian Airlines.

PW2000. Mit 1.362 aktiven Triebwerken Ende 2004 tragen das Triebwerk PW2000 und sein militärisches Pendant, das F117-Triebwerk, auch weiterhin wesentlich zum Ersatzteilgeschäft der Gesellschaft bei. PW2000-Triebwerke finden sich in den Flotten von United Airlines, Delta Airlines, Northwest Airlines, Song, UPS Airlines und anderer Fluggesellschaften. Auch wenn die Fertigung der Boeing 757 im Jahr 2004 eingestellt wurde, wird das F117 noch immer für den Militärtransporter C-17 hergestellt (Ende des Jahres 2004 bestanden 208 Festaufträge für Triebwerke).

JT8D-200. Das JT8D-200 ist bis heute das am zweithäufigsten verkaufte Triebwerk, an dem die Gesellschaft beteiligt ist. Obwohl die Auslieferung von Neutriebwerken inzwischen eingestellt wurde, waren Ende des Jahres 2004 mit einer aktiven Flotte von 2.156 Triebwerken noch etwa 90% der ursprünglich gelieferten Triebwerke in Betrieb. Wichtige Betreiber der JT8D-200 sind American Airlines, Delta Airlines, Alitalia, SAS und Aeromexico.

CF6-80. Mit ca. 3.030 aktiven Triebwerken Ende des Jahres 2004 ist die CF6-80-Serie das bis heute meistverkaufte zivile Triebwerksprogramm, an dem die Gesellschaft beteiligt ist, und eine wichtige Einnahmequelle in den Bereichen zivile Instandhaltung und Ersatzteile. Die aktuellste Version der CF6-80-Triebwerksfamilie, das CF6-80E, wird zurzeit für den Airbus A330 verkauft. Zivile Fluggesellschaften, die das Triebwerk CF6-80 verwenden, sind unter anderem Japan Airlines, All Nippon Airways, American Airlines, Federal Express, KLM und Air France.

Business Jets

PW300/500. Die Gesellschaft ist der Ansicht, dass die PW300-Triebwerksfamilie, mit einer aktiven Flotte von 974 Triebwerken Ende 2004, und die PW500-Triebwerksfamilie, mit einer aktiven Flotte von 1.396 Triebwerken Ende 2004, zu den erfolgreichsten Triebwerksprogrammen für Business Jets gehören. Mit beiden Triebwerksfamilien erzielt die Gesellschaft Umsatzerlöse aus dem Ersatzteilverkauf und der Instandhaltung. Darüber hinaus erwartet die Gesellschaft bei der PW300-Triebwerksfamilie weiteres Wachstum, wenn in den nächsten zwei Jahren neue Versionen dieses Triebwerks in Dienst gestellt werden.

Industriegasturbinen

LM Serie. Die Gesellschaft stellt Komponenten für Industriegasturbinen her, die von Flugzeugtriebwerken abgeleitet sind. In Kooperation mit General Electric ist die Gesellschaft an der Produktion der LM6000 Gasturbine (der Ableitung des Flugzeugtriebwerks CF6-80C), der LM5000 Gasturbine (der Ableitung des Flugzeugtriebwerks CF6-50) sowie der LM2500/2500+ Gasturbine (der Ableitung des Flugzeugtriebwerks CF6-6) beteiligt.

Zivile Instandhaltung

Gemäß Angaben von *AeroStrategy* lässt sich der Markt für zivile Flugzeuginstandhaltung in fünf Bereiche unterteilen: Überholung von Triebwerken (34% des Marktes gemessen an Umsatzerlösen im Jahr 2004), Line Maintenance (23%), Komponentenwartung (21%), C- und D-Checks (14%) und größere Flugzeugmodifikationen (8%). Die Gesellschaft ist fast ausschließlich im Bereich Überholung von Triebwerken tätig. Ihr Ziel ist es, sich von anderen Anbietern am Markt abzuheben, indem sie das Instandhaltungsverfahren exakt auf die Anforderungen ihrer Kunden ausrichtet; dies erhöht die

Zuverlässigkeit von Triebwerken und ermöglicht eine bessere Kostenkontrolle. Entsprechend dem vereinbarten Arbeitsumfang wird das Triebwerk nach der Ankunft im Wartungsunternehmen der Gesellschaft zunächst zerlegt. Dann werden die Module und Komponenten des Triebwerks gesäubert und auf Schäden untersucht. Anschließend werden Triebwerksteile repariert oder, soweit erforderlich, ersetzt, bevor das Triebwerk wieder montiert, getestet und an den Kunden zurückgeliefert wird. Das gesamte Überholungsverfahren ist auf Qualität, Kosten, Durchlaufzeit und das vereinbarte Lieferdatum ausgerichtet. Neben der Triebwerksüberholung bietet die Gesellschaft auch Aircraft-on-Ground-Dienste vor Ort, falls ein Triebwerk ausfallen sollte. Des Weiteren vermietet die Gesellschaft auch Triebwerke an Kunden und hilft ihnen damit, die Anzahl der vorgehaltenen Ersatztriebwerke und die damit verbundenen Kosten zu reduzieren. Die Gesellschaft bietet daneben eine laufende Onlineüberwachung von Triebwerken an, die es ihr ermöglicht, den Status eines Triebwerks und seiner Komponenten in Echtzeit zu überwachen. So kann sie für ihre Kunden genauere Vorhersagen über den Zeitpunkt notwendiger Inspektionen und Triebwerksreparaturen treffen. Im Rahmen des Programms "Total Engine Care™" der Gesellschaft bietet sie ihren Kunden weltweit rund um die Uhr allumfassende Dienstleistungen im Bereich Triebwerksüberholung.

Die Gesellschaft unterhält ein globales Netzwerk von Wartungsbetrieben für die Triebwerksinstandhaltung. Sie ist nach Umsatzerlösen der führende Instandhaltungsdienstleister für die V2500 Triebwerksfamilie und der führende unabhängige Dienstleister im Bereich Instandhaltung für die Triebwerke CF6-50/80C2 und PW2000. Größter Standort und Center of Excellence für die Instandhaltung mittlerer und großer Triebwerke ist in Hannover. Dort überholt die Gesellschaft Triebwerke des Typs CF6-50/80C2, V2500, CFM56-7 und PW2000. Der zweitgrößte Instandhaltungsstandort der Gesellschaft befindet sich in Berlin-Brandenburg, wo kleine Flugzeugtriebwerke für Kurzstreckenflugzeuge und Business Jets sowie Industrie- und Schiffgasturbinen überholt werden. Hier werden außerdem die Instandhaltungsverträge aus dem Joint Venture der Gesellschaft mit Pratt & Whitney Canada, dem Pratt & Whitney Customer Service Center Europe, betreut. Das Pratt & Whitney Customer Services Center Europe vermarktet die gemeinsamen Instandhaltungsressourcen der Joint Venture Partner exklusiv an Kunden in Europa, dem Mittleren Osten und Afrika. Im Dezember 2002 wurde der Betrieb von MTU Maintenance Zhuhai in China eröffnet und im Februar 2003 das operative Geschäft aufgenommen. Dabei handelt es sich um ein Joint Venture der Gesellschaft mit China Southern, Chinas größter ziviler Fluggesellschaft. Gegenwärtig ist dieses Werk auf Instandhaltungsdienstleistungen für Triebwerke des Typs CFM56 und V2500 spezialisiert. Weitere Standorte sind das Instandhaltungswerk in Vancouver, Kanada (spezialisiert auf Triebwerke des Typs CF6-50 und CFM56-3), und das Joint Venture mit Lufthansa Technik in Malaysia (das auf die Reparatur von Turbinenschaufeln für Triebwerke des Typs CF6, CFM56 und V2500 spezialisiert ist) sowie ein Vertriebsbüro in Brasilien.

Nach veröffentlichten Marktdaten eröffnen die von der Gesellschaft gehaltenen Lizenzen Zugang zu etwa 63% des Umsatzvolumens aller Triebwerksinstandhaltungen weltweit[(1)]. Die Gesellschaft wartet unter anderem CF6-80C2-Triebwerke, das gemessen am Umsatz aus Instandhaltungen größte Triebwerksprogramm weltweit, und die CFM56-Triebwerksfamilie, bei der es sich um die größte Triebwerksfamilie handelt. Das Marktvolumen belief sich nach Angaben von *AeroStrategy* im Jahr 2004 auf über 1,7 Mrd. USD für das CF6-80C2-Triebwerk und 3,1 Mrd. USD für die CFM56-Triebwerksfamilie. Darüber hinaus überholt die Gesellschaft auch die Triebwerkstypen CF6-50, V2500, PW2000, CF34-3, JT15D, PW200, PW300 und PT6A sowie die Industrie- und Schiffgasturbinen LM2500, LM5000 and LM6000. Die Gesellschaft beabsichtigt, künftig auch Instandhaltungsdienstleistungen für die Triebwerke CF34-8, CF34-10, PW500, GP7000 und PW6000 anzubieten.

AeroStrategy schätzte den Markt für zivile Triebwerksüberholungen im Jahr 2004 auf ein Umsatzvolumen von 12,2 Mrd. USD und prognostiziert für diesen Markt bis zum Jahr 2014 eine jährliche Wachstumsrate von 9,1% auf 24,1 Mrd. USD. Die Gesellschaft ist der Auffassung, dass sie überproportional stark von diesem Wachstum profitieren wird, da nach den Prognosen von *AeroStrategy* der Marktanteil der Triebwerksprogramme, für die sie Wartungslizenzen hält, von 7,6 Mrd. USD an Umsatzerlösen im Jahr 2004 (63% des gesamten Marktes) mit einer jährlichen Rate von insgesamt 8,1% auf 16,5 Mrd. USD an Umsatzerlösen im Jahr 2014 (68% des gesamten Marktes) wachsen dürfte.

(1) berechnet auf der Grundlage des Marktvolumens 2004 für die Instandhaltung von Triebwerken für Flugzeuge westlicher Bauart mit mehr als 35 Sitzen; ohne Russland.

Militärische Triebwerksprogramme

Die folgende Tabelle bietet einen Überblick über die Beteiligungen der Gesellschaft an wichtigen militärischen Triebwerksprogrammen. Sie ist Mitglied jeder der Allianzen, die diese Triebwerke entwickeln und fertigen, und hält wesentliche Anteile an jedem dieser Programme.

Triebwerk	Flugzeugtyp	Partner	Komponenten der Gesellschaft	Programm-anteil	Indienststellung
TP400	A400M Taktisches Transportflugzeug	Rolls Royce, Snecma, ITP	Mitteldruck ("MD") Verdichter, MD Turbine, MD Turbinenwelle, Triebwerks-regelungseinheit (mit Snecma)	22,2%	2009 (voraussichtlich)
MTR390	Eurocopter Tiger	Rolls Royce, Turbomeca	Brennkammer, Hochdruckturbine, entsprechendes Zubehör	41% (MTR390-2C)	2004
		ITP (MTR390-E)		33% (MoU MTR390-E)	2010 (voraussichtlich)
EJ200	Eurofighter Typhoon	Rolls Royce, Avio, ITP	Nieder- und Hochdruck-verdichter, elektronische Triebwerksregelung	30%	2003
RB199	Panavia Tornado	Rolls Royce, Avio	Mittel- und Hochdruck-verdichter, äußeres Getriebe, Mitteldruckturbine, Zwischengehäuse, Schubumkehrer, Mantelstromgehäuse, Triebwerksregelung	40%	1981

TP400. Bis heute wurden 180 Maschinen des Typs A400M mit 720 TP400-Triebwerken von den Luftstreitkräften Deutschlands, Frankreichs, Großbritanniens, der Türkei, Spaniens, Belgiens und Luxemburgs bestellt. Der Standort Ludwigsfelde (Berlin-Brandenburg) ist zurzeit allein verantwortlich für die Endmontage aller in Europa gefertigten TP400-Triebwerke. Der erste Flug des A400M wird für 2007 erwartet. Gemäß den derzeitigen Lieferplänen werden die Maschinen des Typs A400M zwischen 2009 und 2021 an die Kunden ausgeliefert. Die Gesellschaft sieht ein erhebliches Potenzial für den Verkauf weiterer TP400-Triebwerke, insbesondere aufgrund der Notwendigkeit, alternde Militärtransportflugzeuge des Typs C-130 Hercules zu ersetzen. Erster Exportkunde ist Südafrika mit einem Beschaffungsvolumen von acht A400M Transportflugzeugen. Weitere potenzielle Exportkunden sind Australien, Saudi-Arabien, Kanada, Schweden und Norwegen.

MTR390. Die ersten MTR390-Triebwerke wurden bereits ausgeliefert. Von Deutschland und Frankreich liegen Beschaffungsaufträge für 342 MTR390-Triebwerke vor. Die Gesellschaft ist der Ansicht, dass das MTR390-Triebwerk ein bedeutendes Exportpotenzial aufweist. Eurocopter hat für Australien Anfang 2004 48 Triebwerke bestellt und mit Spanien wurde die Entwicklung einer leistungsstärkeren Version des Triebwerks—das MTR390 Enhanced—vereinbart. Den Erwartungen der Gesellschaft zufolge dürfte Spanien 52 dieser Triebwerke für ein neues Modell des Eurocopter Tiger bestellen. In Verbindung mit der Beschaffung eines neuen Kampfhubschraubers durch die türkischen Streitkräfte erwartet die Gesellschaft, dass der Eurocopter Tiger mit dem MTR390-Triebwerk vom türkischen Rüstungsbeschaffungsamt als einer der Hauptkandidaten betrachtet werden dürfte. Momentan ist davon auszugehen, dass bis zu 30 Hubschrauber als Teil einer möglichen Bestellung von insgesamt 91 Hubschraubern bestellt werden. Weitere potenzielle Exportkunden des Tigers sind Schweden und Finnland. Darüber hinaus zieht Südkorea das MTR390 für sein Hubschrauberprogramm in Erwägung.

EJ200. Das EJ200-Triebwerksprogramm ist das größte militärische Triebwerksprogramm der Gesellschaft, das zurzeit etwa 38% der Umsatzerlöse im Militärgeschäft ausmacht. Der Eurofighter

Typhoon wird in drei Tranchen produziert und an die deutschen, britischen, italienischen und spanischen Streitkräfte ausgeliefert. Die Beschaffungspläne sehen wie folgt aus:

- 1. Tranche: Für 148 Flugzeuge und 363 Triebwerke wurden Kaufaufträge erteilt und Mittel zugewiesen; die Auslieferung der Triebwerke dürfte 2006 abgeschlossen sein;
- 2. Tranche: Für 236 Flugzeuge und 519 Triebwerke wurden Kaufaufträge erteilt und Mittel zugewiesen; die Auslieferung der Triebwerke dürfte zwischen Anfang 2007 und 2012 stattfinden und
- 3. Tranche: Für 236 Flugzeuge und 500 Triebwerke wurde eine Rahmenvereinbarung unterzeichnet, Mittel wurden aber noch nicht zugewiesen; die Auslieferung der Triebwerke ist zwischen 2012 und 2016 geplant.

Die Beschaffung hinsichtlich der dritten Tranche hängt von der abschließenden Zustimmung durch die Regierungen ab. Außerdem könnten Bestellungen verschoben und die gegenwärtigen Beschaffungspläne aufgrund haushaltspolitischer oder anderer Erwägungen aufgegeben werden. (Siehe Abschnitt "*Risikofaktoren—Risiken im Zusammenhang mit der Geschäftstätigkeit—Militärisches Triebwerksgeschäft—Eine Kürzung des Verteidigungshaushalts in Deutschland oder anderen europäischen Ländern, Änderungen bei den Finanzierungsprioritäten oder Verzögerungen bei der Flugzeugproduktion bei den Programmen, an denen die Gesellschaft beteiligt ist, können den Verkauf von militärischen Triebwerken mit Modulen und Komponenten der Gesellschaft und den Verkauf von Militärflugzeugen beeinträchtigen und die Umsatzerlöse der Gesellschaft schmälern sowie ihre Kosten erhöhen*").

Die Gesellschaft ist der Ansicht, dass das EJ200-Triebwerk ein erhebliches Exportpotenzial aufweist. Die österreichischen Streitkräfte haben im Jahr 2003 für 18 Eurofighter Typhoon Festaufträge erteilt. Dementsprechend bestellte Eurofighter im Jahr 2004 38 EJ200-Triebwerke (inkl. 2 Ersatztriebwerke). Weitere potenzielle Exportkunden für den Eurofighter Typhoon sind Griechenland, die Schweiz und Norwegen.

RB199. Das RB199-Triebwerk war gemessen am Umsatz aus dem Triebwerksverkauf eines der wichtigsten Programme der Gesellschaft in den letzten drei Jahrzehnten. Insgesamt wurden 2.504 Triebwerke des Typs RB199 an die deutschen, britischen, italienischen und saudi-arabischen Streitkräfte geliefert. Seitdem die Produktion des RB 199-Triebwerks 1998 eingestellt wurde, konzentriert sich die Gesellschaft auf die Lieferung von Ersatzteilen, die Erbringung von Instandhaltungsleistungen sowie die Betreuung in den Bereichen Technik und Logistik. Das RB199 stellt eine wichtige Einnahmequelle aus dem Verkauf von Ersatzteilen und der Instandhaltung dar.

Militärische Instandhaltung

Die Gesellschaft bietet seit vielen Jahren Instandhaltungsdienstleistungen für wichtige militärische Triebwerksprogramme an, wie die Flugzeugtriebwerke J79 (F-4 Phantom), Tyne (Transall) und RB199 (Panavia Tornado) sowie die Helikoptertriebwerke T64 sowie RR250, und hat kürzlich Instandhaltungsvereinbarungen bezüglich des EJ200-Triebwerks (Eurofighter Typhoon) geschlossen. Neben der Triebwerksreparatur und -überholung zählen zu ihren Dienstleistungen auch die Betreuung in den Bereichen Technik und Logistik, Vor-Ort-Betreuung, Schulung des militärischen Personals und Management der Zulieferkette. Die Gesellschaft bietet diese Dienstleistungen sowohl der Bundeswehr als auch anderen Kunden an. Die Gesellschaft erwartet, dass der Trend zur Auslagerung der Instandhaltung und damit verbundener Dienstleistungen bei den Streitkräften anhalten wird.

Auf das RB199-Triebwerk entfiel im Jahr 2004 der größte Teil der Umsatzerlöse der Gesellschaft aus der militärischen Instandhaltung. Angesichts der Reduzierung der deutschen Tornadoflotte und der Erhöhung der Anzahl der Maschinen des Typs Eurofighter bei der deutschen Luftwaffe erwartet die Gesellschaft, dass das EJ200 gemessen am Umsatz ihr wichtigstes militärisches Instandhaltungsprogramm wird. Auch bei den Triebwerksprogrammen TP400 und MTR390 rechnet die Gesellschaft mit weiterem Wachstum.

Sonstige Produkte und Dienstleistungen

Die Gesellschaft bietet Produkte und Dienstleistungen außerhalb ihrer Kernmärkte an. Hierzu gehören Industrie- und Schiffgasturbinen und Entwicklungs- und Technologie-Dienstleistungen für die Luft- und Raumfahrt- sowie die Automobilindustrie. Darüber hinaus erbringt sie auch technische Dienstleistungen im

Bereich Informations- und Kommunikationstechnologie. Kunden in diesen Märkten schätzen die Erfahrung und Fachkenntnis der Gesellschaft in der Triebwerks- und Komponentenindustrie.

KUNDEN

Während es sich bei den Endkunden des Geschäftsbereichs zivile Triebwerke der Gesellschaft weitgehend um große Fluggesellschaften und Cargo-/Frachtunternehmen, wie American Airlines, Delta Airlines, United, Japan Airlines, Lufthansa und Alitalia und bei den Endkunden ihres Militärgeschäfts um nationale Beschaffungsämter handelt, sind die unmittelbaren Kunden der Gesellschaft ihre Partner in RRSPs und anderen Allianzen, da der Hauptteil ihres Geschäfts auf Allianzen basiert. Hierbei sind ihre größten Kunden führende OEMs wie General Electric sowie Pratt & Whitney. Im Geschäftsjahr zum 31. Dezember 2004 waren die fünf größten Kunden der Gesellschaft General Electric, Pratt & Whitney, IAE (das aus Pratt & Whitney, Rolls Royce, Japanese Aero Engines Corp. und MTU Aero Engines bestehende Konsortium), die Eurojet Turbo GmbH (Rolls Royce, MTU Aero Engines, Avio und ITP) und Turbo Union, Ltd. (Rolls Royce, MTU Aero Engines und Avio). Auf diese Kunden entfielen in diesem Zeitraum 18%, 17%, 12%, 10% bzw. 7% oder insgesamt 64% der Gesamtumsatzerlöse der Gesellschaft aus Vertrieb und Dienstleistungen.

Neben ihren Allianzen mit führenden OEMs unterhält die Gesellschaft enge Beziehungen zu den Endkunden im Bereich zivile Instandhaltung. Dazu gehören große Passagier- und Frachtfluggesellschaften wie China Southern Airlines, Atlas Air, Air Canada, America West Airlines, Indian Airlines und Hapag Lloyd Flug sowie Leasing-Gesellschaften wie ILFC.

Im Geschäftsbereich militärische Triebwerke ist die Gesellschaft durch ihre Mitgliedschaft in Konsortien der führende Zulieferer von Flugzeugtriebwerken und Ersatzteilen für die Bundeswehr. Zusätzlich erbringt die Gesellschaft die Triebwerksinstandhaltungsdienste für die Bundeswehr. Sie bietet daneben direkt oder über ihre Allianzen Produkte und Dienstleistungen für andere Streitkräfte an, wie zum Beispiel die Streitkräfte Großbritanniens, Italiens, Saudi-Arabiens, Frankreichs, der USA, Spaniens, der Türkei und Australiens.

ZULIEFERER

Die Gesellschaft verfügt über intensive und historisch gewachsene Beziehungen zu den meisten ihrer Zulieferer. Die wichtigsten Zulieferer der Gesellschaft im vergangenen Geschäftsjahr waren IAE, General Electric, Leistritz Turbomaschinen Technik GmbH und Aerotech Peissenberg GmbH & Co. KG.

Im Geschäftsjahr zum 31. Dezember 2004 waren die wichtigsten Zulieferer der Gesellschaft in den Bereichen zivile und militärische Triebwerksfertigung die Leistritz Turbomaschinen Technik GmbH und die Aerotech Peissenberg GmbH & Co. KG, auf die nach einer Schätzung des Managements insgesamt ca. 30% des Gesamtzuliefervolumens für die Triebwerksfertigung entfielen. Die Leistritz Turbomaschinen Technik GmbH liefert Verdichterschaufeln, die Aerotech Peissenberg GmbH & Co. KG Scheiben, Ringe und andere Schmiedeteile für die Fertigbearbeitung.

Die größten Zulieferer der Gesellschaft im Bereich zivile Instandhaltung waren im vergangenen Geschäftsjahr IAE und General Electric, die die Gesellschaft in erster Linie mit Ersatzteilen für die Instandhaltung von Flugzeugtriebwerken belieferten und mit denen sie Verträge geschlossen hat, die es ihr erlauben, deren Verfahren für die Wartung von Triebwerken zu verwenden. Im Jahr 2004 bezog die Gesellschaft von IAE und General Electric nach einer Schätzung des Managements insgesamt ca. 42% ihres Geamtabnahmevolumens im Bereich zivile Instandhaltung.

Alle Hauptzulieferer der Gesellschaft sind jeweils die einzige Bezugsquelle für die Komponenten oder Teile, die von ihnen bezogen werden. Hiervon ausgenommen sind jedoch bestimmte Schlüsselkomponenten, bei denen die Gesellschaft aus Gründen der Risikominimierung über zwei Bezugsquellen verfügt. Es gibt keine alternativen Lieferanten für Ersatzteile von General Electric und Pratt & Whitney. In den meisten Fällen stehen alternative Quellen für Materialien und Komponenten zur Verfügung, ihre Inanspruchnahme wäre jedoch mit zusätzlichen Kosten und wesentlichen Verzögerungen der Produktionspläne verbunden. Wegen der hohen Spezialisierung der zugelieferten Produkte sind die Beziehungen zu einigen der Lieferanten der Gesellschaft jedoch von gegenseitiger Abhängigkeit geprägt. (Siehe *"Risikofaktoren—Risiken im*

Zusammenhang mit der Geschäftstätigkeit—Allgemeines—Lieferschwierigkeiten bei den Hauptzulieferern der Gesellschaft könnte die Produktion verzögern und sich nachteilig auf die Umsatzerlöse der Gesellschaft auswirken".)

WETTBEWERB

Ziviles Triebwerksgeschäft

Der Markt für zivile Triebwerke, Triebwerksmodule und -komponenten und Ersatzteile ist von intensivem Wettbewerb geprägt, wobei sich der Wettbewerb vor allem auf technologische Innovationen, Effizienz, Qualität und Preis konzentriert. Im Geschäft der Gesellschaft im Bereich zivile Triebwerksmodule und -komponenten und Ersatzteile finden hauptsächlich zwei Arten von Wettbewerb statt: Zum einen sind die Triebwerksprogramme, an denen die Gesellschaft beteiligt ist, dem Wettbewerb durch andere Triebwerksprogramme ausgesetzt, die für denselben Flugzeugtyp zugelassen sind. Für jedes zivile Flugzeug wählt der Flugzeughersteller für die Konstruktion, Entwicklung und Zulassung von Triebwerksfamilien im Normalfall zwei OEMs aus, und es ist nicht unüblich, dass Kunden zwischen zwei, oder in einigen wenigen Fällen drei, verschiedenen Triebwerke für einen Flugzeugtyp wählen können. Deshalb hängt der Erfolg der Gesellschaft von der Fähigkeit ihrer OEM-Partner ab, Geschäfte mit Flug- und Frachtgesellschaften, Leasingunternehmen und Firmenkunden zu akquirieren. Darüber hinaus ist sie bei der Beteiligung an Triebwerksprogrammen dem Wettbewerb durch die OEMs selbst ausgesetzt, die sich unter Umständen für die interne Beschaffung der Komponenten entscheiden, sowie dem Wettbewerb durch andere Hersteller von Triebwerksmodulen und -komponenten, von denen einige hoch spezialisiert sind und eine Technologie anbieten könnten, die direkt mit der von der Gesellschaft angebotenen in Wettbewerb steht. Bei den Ersatzteilen nimmt der Wettbewerb durch Hersteller von PMA-Teilen (Parts Manufacturer Approval) zu. PMA-Teile sind durch die US Luftfahrtbehörde (US Federal Aviation Administration—"FAA") zugelassene Nachahmerteile, die in ihrer Konstruktion und Funktionalität mit Originalteilen identisch sind. Derzeit sieht die Gesellschaft in dem Wettbewerb durch die Hersteller von PMA-Teilen für ihr Geschäft als Ganzes keine wesentliche Gefahr. Diese Hersteller konkurrieren jedoch im Hinblick auf einzelne, in der Regel reifere Triebwerksprogramme, wie die CF6-Triebwerksserie, erfolgreich um ihr Ersatzteilgeschäft. Der Wettbewerb durch die Hersteller von PMA-Teilen könnte sich künftig verstärken, die Gesellschaft ist jedoch der Auffassung, dass sie zusammen mit ihren Partnern, den OEMs, in der Lage sein wird, sich in diesem Wettbewerb erfolgreich zu behaupten. Dies geschieht z.B. durch Entwicklung verbesserter Ersatzteile, eine attraktive Preispolitik bei dem Verkauf von Ersatzteilen, das Angebot von Produkt- und Dienstleistungspaketen (auch in Zusammenarbeit mit ihren Partnern in RRSPs und anderen Allianzen) sowie die Gewährung von Garantien auf Triebwerke und ihre Originalersatzteile. Nach Angaben von *AeroStrategy* wird sich der Verkauf von PMA-Teilen, der 2003 ca. 150 Mio. USD (oder 2% der weltweiten Ersatzteilverkäufe (ohne Russland) für zivile Flugzeugtriebwerke in Höhe von 7,4 Mrd. USD) ausgemacht hat, bis zum Jahr 2008 verdoppeln oder verdreifachen, entsprechend einem Volumen von 300-450 Mio. USD.

Die Gesellschaft ist zudem einem wachsenden Wettbewerb durch Anbieter von Reparaturverfahren für bestimmte Komponenten ausgesetzt, die durch "Designated Engineering Representatives", oder DER, zugelassen werden; DER sind unabhängige Fachleute, die von der FAA zugelassen sind und die Verfahren für die Reparatur von Triebwerksteilen entwickeln. Gemäß *AeroStrategy* machten DER-basierte Reparaturen in 2003 etwa 450-500 Mio. USD (oder 4% des Weltmarkts (ohne Russland) für zivile Triebwerksinstandhaltungen mit einem Gesamtvolumen von 12,2 Mrd. USD) aus.

Gemessen am weltweiten Umsatz ist die Gesellschaft nach ihrer Einschätzung einer der größten Hersteller ziviler Triebwerksmodule und -komponenten. Die größten Wettbewerber der Gesellschaft in diesem Markt sind die großen OEMs Pratt & Whitney, General Electric, Rolls Royce und Snecma. Andere wichtige Wettbewerber sind Avio, ITP, Volvo Aero und eine Reihe japanischer Unternehmen (IHI, Kawasaki Heavy Industries und Mitsubishi Heavy Industries).

Zivile Instandhaltung

Am Markt für zivile Triebwerksinstandhaltung herrscht ein intensiver Wettbewerb, der sich vor allem auf technologische Fähigkeiten, Verfahren, Qualität, Durchlaufzeit und Preis konzentriert. Darüber hinaus wird der Wettbewerb durch die Garantien der OEMs auf Triebwerke und die verschiedenen Arten von Instandhaltungsvereinbarungen beeinflusst. Siehe "*Markt—Zivile Triebwerke*".

Der Markt für zivile Triebwerksinstandhaltung wird von den führenden OEMs General Electric, Pratt & Whitney und Rolls Royce sowie den Instandhaltungsbetrieben der großen Fluggesellschaften wie Lufthansa Technik, Air France/KLM, Delta Techops und United Services dominiert. Die meisten Fluggesellschaften, darunter vor allem Billigfluglinien, Start-ups, Charter- und Frachtgesellschaften, lagern jedoch traditionell ihre Triebwerksinstandhaltung an Triebwerkshersteller, die Instandhaltungsbereiche anderer Fluglinien und unabhängige Anbieter von Triebwerksinstandhaltungsdienstleistungen, wie z.B. die Gesellschaft, aus, um ihre Kosten zu senken und sich auf ihre Kernkompetenzen zu konzentrieren.

GE Engine Services ist der führende Anbieter ziviler Triebwerksinstandhaltung, gefolgt von Lufthansa Technik, die Instandhaltungsdienstleistungen für Lufthansa und andere Fluggesellschaften für eine große Bandbreite an Triebwerksfamilien anbietet. Unter den weiteren Anbietern ist die Gesellschaft (gemessen am Umsatz auf Grundlage von Daten von *AeroStrategy*) der größte unabhängige Anbieter ziviler Triebwerksinstandhaltung. Sie konzentriert sich vor allem auf die Triebwerksfamilien, für die sie Komponenten herstellt, hält aber auch Wartungslizenzen für die Instandhaltung von CFM56-Triebwerken, der führenden Triebwerksfamilie im Markt für Instandhaltung (gemessen am Umsatz), sowie für das CF34-Triebwerk.

Die Gesellschaft ist der Ansicht, ihren Kunden konkurrenzfähige und qualitativ hochwertige Wartungs- und Instandhaltungsdienstleistungen anzubieten; dies zeigt sich an relativ kurzen Durchlaufzeiten bei großen Triebwerken durch das Flowline-Konzept der Gesellschaft für die Demontage, Reparatur und Überholung sowie die Endmontage von Triebwerken. Die hervorragende interne technische Kompetenz und die fortschrittlichen Reparaturfähigkeiten gelten branchenweit als Benchmark. Diese Fähigkeiten führen nach Auffassung der Gesellschaft zu einer höheren Zuverlässigkeit der von der Gesellschaft gewarteten Triebwerke und einer genaueren Vorhersagbarkeit der Wartungen.

Militärisches Triebwerksgeschäft

Viele der militärischen Flugzeug- und Triebwerksprogramme in Europa sind multinationale Projekte, an denen Hersteller aus verschiedenen Ländern beteiligt sind, um die mit diesen Programmen verbundenen Kosten und Risiken zu verteilen. Triebwerke für Militärflugzeuge werden für gewöhnlich von Allianzen aus OEMs und Herstellern von Triebwerkskomponenten aus den beteiligten Ländern entwickelt und gefertigt. Die Regierungen der beteiligten Länder vergeben über ihre Rüstungsbeschaffungsämter Aufträge für eine bestimmte Anzahl von Flugzeugen und Triebwerken an eine Allianz, die die Arbeit unter verschiedenen Allianzmitgliedern aufteilt. Obwohl es die Regierungen der meisten europäischen Länder ausländischen Unternehmen gestatten, an Vertragsausschreibungen und Konsortien teilzunehmen, legen sie oft Auswahlkriterien fest, die nationale Wirtschaftsinteressen berücksichtigen, wie z.B. Beschäftigungsquoten oder lokale Investitionen. Daher sind im europäischen Markt für Militärflugzeuge und Triebwerke tendenziell nationale Hersteller bevorzugt, die in ihren Heimatländern keinem oder nur sehr geringem Wettbewerb ausgesetzt sind bzw. spiegeln die Beteiligungsquoten der nationalen Allianzmitglieder tendenziell die jeweiligen Beschaffungsvolumina der Nationen wider. Eine Reihe militärischer Triebwerksprogramme in Europa wurden so strukturiert, dass mehrere Hersteller aus den verschiedenen Teilnehmerländern beteiligt waren.

Als deutsches Unternehmen ist die Gesellschaft direkt bzw. über ihre Allianzen der Zulieferer für nahezu alle von der Bundeswehr eingesetzten militärischen Triebwerke. Der einzige nennenswerte Wettbewerber der Gesellschaft auf nationaler Ebene ist Rolls Royce Deutschland mit einem deutlich geringeren Geschäftsvolumen als die Gesellschaft. Ähnlich sind Snecma (Frankreich), Avio (Italien), Volvo Aero (Schweden), Rolls Royce (GB) und ITP (Spanien) die bevorzugte Ausrüster der Streitkräfte in ihren jeweiligen Heimatländern.

Militärische Instandhaltungsdienstleistungen werden im Allgemeinen intern von den jeweiligen Streitkräften selbst oder extern durch örtliche Partner vorgenommen. Da die nationalen Streitkräfte immer mehr auf die Reduzierung ihrer Kosten achten, besteht ein Trend zur Auslagerung von Instandhaltungs- und damit verbundenen Dienstleistungen, wie z.B. der Geräteerprobung und der Schulung des militärischen Personals, an externe Dienstleister. Im Rahmen dieser Entwicklung hat die Gesellschaft im Februar 2002 mit der deutschen Luftwaffe eine Vereinbarung über die gemeinsame Triebwerksinstandhaltung an ihrem Standort München geschlossen, wonach sie Instandhaltungsdienstleistungen für EJ200-Triebwerke (und darüber hinaus die Endmontage der Triebwerke in ihren Anlagen) erbringen wird. Die Gesellschaft sieht diese Vereinbarung als Modell für die künftige Zusammenarbeit mit der Bundeswehr, mit der sie zurzeit in Verhandlung über eine Ausweitung der Kooperation in diesem Bereich steht.

FORSCHUNG UND ENTWICKLUNG

Die Gesellschaft ist überzeugt, dass sie einer der technologisch fortschrittlichsten Hersteller von Triebwerksmodulen und für ihr hohes Qualitätsniveau bekannt ist. Ihre technologische Wettbewerbsfähigkeit bei Verdichter- und Turbinentechnologie ist weithin anerkannt. Im Jahr 2002 erhielt sie den Innovationspreis der deutschen Wirtschaft für die Entwicklung des Hochdruckverdichters für das PW6000-Triebwerk. Die Gesellschaft hat Referenztechnologien für militärische und zivile Anwendungen entwickelt, wozu Turbinen, Niederdruck- und Hochdruckverdichter für die Triebwerke RB199 (Panavia Tornado), EJ200 (Eurofighter Typhoon) und PW6000 (Airbus A318) zählen. Der Schwerpunkt des Forschungs- und Entwicklungsprogramms der Gesellschaft liegt auf der Verdichter- und Turbinentechnologie sowie auf hochentwickelten Systemen zur Triebwerkssteuerung und -überwachung.

Die Gesamtaufwendungen der Gesellschaft für Forschung und Entwicklung beliefen sich 2004 auf EUR 233 Mio.; 2003: EUR 228 Mio.; 2002: EUR 214 Mio.), jeweils einschließlich kundenfinanzierter Forschung und Entwicklung. Die Gesellschaft finanziert ihre Forschungs- und Entwicklungsaktivitäten im Zivilgeschäft hauptsächlich selbst, während ihre Kunden für einen Großteil der Kosten für Forschung und Entwicklung im Militärgeschäft aufkommen. Die kundenfinanzierten Ausgaben für Forschung und Entwicklung betrugen im Jahr 2004 EUR 77 Mio. (2003: EUR 56 Mio.; 2002: EUR 85 Mio.). Die von der Gesellschaft getragenen Ausgaben für Forschung und Entwicklung beliefen sich 2004 auf EUR 156 Mio. (ca. 8,1% der Umsatzerlöse) (2003: EUR 171 Mio., ca. 8,8% der Umsatzerlöse; 2002: EUR 129 Mio., ca. 5,9% der Umsatzerlöse).

Der Anstieg der von der Gesellschaft getragenen Ausgaben für Forschung und Entwicklung in den Jahren 2001 bis 2003 hängt mit der Entwicklung zweier wichtiger neuer Triebwerksprogramme zusammen: das GP7000, das nach Ansicht der Gesellschaft mittel- bis langfristig ein wichtiger Umsatztreiber sein wird, und das PW6000, für das sie eine komplexe Hochdruckverdichtertechnologie entwickelt hat. Für diese beiden Programme wurden 2003 EUR 123 Mio. kapitalisiert, das sind ca. 72% der gesamten von der Gesellschaft getragenen Ausgaben für Forschung und Entwicklung in Höhe von insgesamt EUR 171 Mio. Da die genannten Programme in der Schlussphase ihrer Entwicklung stehen, sind die selbstfinanzierten Ausgaben der Gesellschaft für Forschung und Entwicklung im Jahr 2004 erheblich gesunken, und die Gesellschaft geht davon aus, dass diese Ausgaben in den nächsten Jahren weiter sinken werden.

Forschung

Die Gesellschaft konzentriert ihre Forschungstätigkeit auf die vorläufigen Spezifikationen künftiger ziviler oder militärischer Produkte. Ihre Forschungstätigkeit basiert auf mittelfristigen Plänen, die jährlich überprüft, angepasst und verabschiedet werden.

Die Hauptquellen für die externe Finanzierung von Forschungsaufwendungen für zivile Triebwerksprogramme sind das Bundeswirtschaftsministerium über sein Luftfahrtforschungsprogramm und die Europäische Kommission über ihr Rahmenprogramm für gemeinsame Forschungsprogramme. Weitere externe Quellen bei der Finanzierung von Forschungsaufwendungen in Verbindung mit zivilen Triebwerksprogrammen sind das Bundesministerium für Bildung und Forschung und die Bundesländer, in denen die Gesellschaft Standorte hat. Die Gesellschaft erhält vom Bundesministerium der Verteidigung Forschungs- und Entwicklungsaufträge für militärische Triebwerke.

Die Forschungsprojekte der Gesellschaft werden in enger Zusammenarbeit mit führenden nationalen und internationalen Hochschul- und Forschungsinstituten im Bereich Luft- und Raumfahrt durchgeführt. Die Gesellschaft hat Forschungsallianzen mit Universitäten im Bereich Verdichter-, Turbinen- und Herstellungstechnologie aufgebaut und arbeitet eng mit dem Deutschen Zentrum für Luft- und Raumfahrt ("DLR") bei Themen wie fortschrittliche Werkstoffe und rechnergestützter Strömungsberechnung zusammen.

Gegenwärtig ist die Gesellschaft an folgenden Forschungsprogrammen beteiligt:

JTDP (Joint Technology Demonstrator Program). Ein Technologiedemonstrationsprogramm in Partnerschaft mit Pratt & Whitney auf Grundlage eines Triebwerks vom Typ PW6000 zur Prüfung von Komponententechnologien für den Hochdruckverdichter und die Niederdruckturbine für zukünftige Triebwerke für Mittelstreckenflugzeuge;

ATFI (Advanced Turbo-Fan Integrator). Ein Technologiedemonstrationsprogramm in Partnerschaft mit Pratt & Whitney Canada für Komponententechnologien für Hochdruckverdichter und Niederdruckturbinen künftiger Triebwerke mit Getriebe-Fan z.B. für Regionalflugzeuge;

CLEAN (Component Validator for Environmentally-friendly Aero-engines). Ein Programm der Europäischen Union in Zusammenarbeit mit Snecma, VolvoAero und Avio. Test eines Demonstrations-Triebwerks zur Prüfung einer Hochgeschwindigkeits-Niederdruckturbine (mögliche Anwendung in einem künftigen PW800- und V2500-Nachfolger) sowie eines Wärmetauschers für Konfigurationen eines künftigen verbrauchs- und emissionsarmen Triebwerks;

VITAL (Environmentally Friendly Aero-engine). Ein Programm der Europäischen Union in Zusammenarbeit mit Snecma, Rolly-Royce, VolvoAero und Avio zur Entwicklung von Technologien zur Lärm- und Gewichtsreduzierung konventioneller Turbo-Fan Triebwerke;

ETAP (European Technology Acquisition Program). Ein multinationales Militärprogramm in Zusammenarbeit mit Snecma, Volvo und Avio mit Schwerpunkt auf der Entwicklung elektrischer/ elektronischer Triebwerkstechnologien für künftige bemannte und unbemannte Militärflugzeuge;

OPTIFER (Optimized blisk manufacturing technologies). Ein deutsches Programm für die Entwicklung neuer Technologien zur Senkung der Herstellungskosten für Verdichterlaufräder (bladed disks—"blisks") für Niederdruck- und Hochdruckverdichter;

IHFP (Induktives Hochfrequenz-Pressschweißen). Eine innovative Reparaturmethode für Verdichterlaufräder.

Entwicklung

Die folgenden Programme der Gesellschaft befinden sich gegenwärtig in der Entwicklungsphase:

GP7000. Entwicklung des Triebwerks GP7000 in Zusammenarbeit mit General Electric und Pratt & Whitney. Die Gesellschaft ist für die Niederdruckturbine, das Turbinenzwischengehäuse und Komponenten für die Hochdruckturbine verantwortlich. Die Zulassung des Triebwerks wird für 2005 erwartet. Die Gesellschaft rechnet damit, dass dieses Triebwerk 2006 in Dienst gestellt wird.

PW6000. Entwicklung des Triebwerks PW6000 in Zusammenarbeit mit Pratt & Whitney. Die Gesellschaft ist für den Hochdruckverdichter und die Niederdruckturbine verantwortlich. Das Triebwerk wurde 2004 zugelassen.

PW307. Entwicklung des Triebwerks PW307 in Zusammenarbeit mit Pratt & Whitney Canada. Die Gesellschaft ist für die Niederdruckturbine verantwortlich. Die Zulassung des PW307A-Triebwerks ist am 15. April 2005 durch die kanadische Flugsicherheitsbehörde erfolgt. Die Indienststellung wird für 2006 erwartet.

TP400. Entwicklung des Triebwerks TP400 durch das Europrop International ("EPI") Konsortium. Die Gesellschaft ist vollumfänglich verantwortlich für den Mitteldruckverdichter und -turbine (inklusive Welle) und trägt zusammen mit Snecma die Verantwortung für die Entwicklung der Triebwerksregelung. Die Gesellschaft ist außerdem verantwortlich für die Montage aller TP400-Triebwerke. Die Zulassung des Triebwerks ist für 2007 vorgesehen; die Indienststellung wird für 2009 erwartet.

MTR390 Enhanced. Entwicklung des leistungsgesteigerten Helikoptertriebwerks MTR390-E in Zusammenarbeit mit Rolls Royce, Turbomeca und ITP. Die Gesellschaft ist dabei verantwortlich für die Brennkammer und die Hochdruckturbine. Die Zulassung des leistungsgesteigerten Triebwerks ist für 2008 geplant.

EJ200—DECMU. Bei der Triebwerksregelung fokussieren sich die Entwicklungstätigkeiten auf die Integration von DEMU ("Digital Engine Monitoring Unit") und DECU ("Digital Engine Control").

INVESTITIONEN

Angaben und Erläuterungen zur Entwicklung der Investitionen finden sich im Abschnitt "*Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Liquidität und Kapitalausschüttung*".

PATENTE, MARKEN UND LIZENZEN

Die Gesellschaft besitzt rund 1.700 Patente und Patentanmeldungen in über 500 Patentfamilien (ca. 24% ihrer Patente beziehen sich auf Verdichtertechnologie, ca. 11% auf Turbinentechnologie, ca. 27% auf Triebwerkssysteme, ca. 27% auf Produktionstechnologie und ca. 11% auf die Wartung). Gegenwärtig reicht die Gesellschaft in Deutschland pro Jahr über 100 Erstanmeldungen und in anderen Ländern jährlich rund 400 Nachmeldungen ein. Sie versucht, ihr Know-How durch Patente überwiegend in Deutschland, den USA, in Großbritannien, Frankreich und Italien zu schützen. Bezüglich ihrer Kerntechnologien und -kompetenzen reicht sie zusätzlich Patentanmeldungen in Schweden, Spanien, Kanada, Russland und der Schweiz ein. Die Gesellschaft verwaltet ihr Patentportfolio, dessen Patente im Durchschnitt sechs Jahre alt sind, aktiv und konzentriert sich darauf, ihr geistiges Eigentum im Bereich ihrer Kerntechnologien und -kompetenzen in den Ländern mit strategischer Bedeutung zu schützen. Zur Unterstützung ihres Geschäfts und ihrer Produkte besitzt sie außerdem in den Ländern, in denen sie vorwiegend tätig ist, 25 Markenfamilien mit rund 150 Marken.

MTU Aero Engines war in der Vergangenheit zeitweilig Teil des DaimlerChrysler Konzerns (vgl. "*Allgemeine Angaben über die MTU Aero Engines Holding AG—Unternehmensgeschichte*"). Die Marke "MTU" wird seit dieser Zeit auch von der MTU Friedrichshafen GmbH, einem Hersteller von Antriebssystemen für Schifffahrt, Schwerfahrzeuge, Energieversorgung und Eisenbahn, der gegenwärtig noch Teil des DaimlerChrysler Konzerns ist, genutzt. MTU Aero Engines und die MTU Friedrichshafen GmbH haben im Zusammenhang mit dem Erwerb der MTU Aero Engines-Gruppe durch die Gesellschaft eine Vereinbarung zur Abgrenzung ihrer Markenrechte getroffen. Im Einzelfall können sich daraus für die Gesellschaft Einschränkungen in Bezug auf die Nutzung des Namens- und Markenbestandteils "MTU" ergeben. Ferner ist nicht auszuschließen, dass sich die der MTU Friedrichshafen GmbH zustehende Nutzung der Marke "MTU" in Alleinstellung (auch wenn diese Nutzung außerhalb der Luftfahrt erfolgt) ggf. nachteilig auf die Gesellschaft auswirken kann.

Wenngleich ihre Patente und Marken insgesamt für ihr Geschäft von wesentlicher Bedeutung sind, ist die Gesellschaft der Ansicht, dass kein einzelnes Patent bzw. keine einzelne Gruppe von Patenten oder Marken für ihr Geschäft als Ganzes von wesentlicher Bedeutung ist. Zur Erhaltung ihrer wettbewerbsfähigen Position vertraut sie zudem auf Betriebsgeheimnisse, nicht patentiertes Wissen, innovative Produktentwicklungen und ständigen technologischen Fortschritt, und sie versucht, ihre Position durch den Abschluss von Vertraulichkeitsvereinbarungen, Wettbewerbsvereinbarungen und ähnliche Vereinbarungen zu schützen. Der Gesellschaft sind keine Rechtsstreitigkeiten bekannt, nach denen ihr die Nutzung ihrer Rechte am geistigen Eigentum in einer Weise untersagt würde, die ihr Geschäft wesentlich beeinträchtigen würde. Ihr sind ebenfalls keine Rechtsstreitigkeiten bekannt, die wegen der Verletzung von Patenten oder Marken gegen sie angestrengt wurden und wesentliche nachteilige Auswirkungen auf ihre Geschäftstätigkeit und ihre Vermögens-, Finanz- oder Ertragslage haben würden.

Einige Gesellschaften der MTU Aero Engines-Gruppe sind Mitglieder von Kooperationen oder Gemeinschaftsunternehmen, aus denen sich Einschränkungen im Hinblick auf die Nutzung von Erfindungen und Know-How ergeben können, die innerhalb der Kooperation oder des Gemeinschaftsunternehmens entwickelt wurden.

GRUNDBESITZ UND BETRIEBSSTÄTTEN

Der wichtigste Grundbesitz und die wichtigste Betriebsstätte der Gesellschaft sind ihre Produktions- und Instandhaltungsanlagen. Die folgende Tabelle enthält Informationen zu den 13 Standorten, die die Gesellschaft zurzeit unterhält und die ihrer Ansicht nach für ihren Betrieb von wesentlicher Bedeutung sind.

Standort	Fläche ca. (Quadratmeter)	Art des Eigentums	Nutzung der Anlage
Deutschland			
München	536.682[(1)]	Grundeigentum	Hauptsitz; Fertigung; Instandhaltung
	8.356	Pacht-/Mietbesitz	
Langenhagen (MTU Hannover)	139.972[(2)]	Pacht-/Mietbesitz/	Instandhaltung
Ludwigsfelde (MTU Berlin-Brandenburg)	82.000	Grundeigentum	Instandhaltung
Frankreich			
Châtellerault[(3)]	11.679	Grundeigentum	Fertigung
USA			
Newington, CT (Richard Street)	6.324	Grundeigentum	Fertigung
Newington, CT (Holland Drive)	1.279	Grundeigentum	Instandhaltung
Newington, CT (New Britain Drive)	372	Pacht-/Mietbesitz	Fertigung
Rocky Hill, CT	744	Pacht-/Mietbesitz	Bürogebäude
Alpharetta, GA	1.180	Pacht-/Mietbesitz	Bürogebäude
Kanada			
Richmond, BC	6.100	Pacht-/Mietbesitz	Instandhaltung
Brasilien			
São Paulo	30	Pacht-/Mietbesitz	Bürogebäude
China			
Zhuhai[(4)]	156.252	Befristete Gewährung des Landnutzungsrechts	Instandhaltung
Malaysia			
Kuala Lumpur[(5)]	5.777	Pacht-/Mietbesitz/ Grundeigentum	Instandhaltung

(1) *davon 66.669 Quadratmeter mit Erbbaurecht zugunsten Dritter belastet.*

(2) *davon 56.647 Quadratmeter mit Erbbaurecht zugunsten Dritter belastet.*

(3) *50:50-Joint-Venture mit Snecma.*

(4) *50:50-Joint-Venture mit China Southern Airlines.*

(5) *50:50-Joint-Venture mit Lufthansa Technik.*

Die Gesellschaft ist der Ansicht, dass ihre Standorte ihren derzeitigen Bedürfnissen gerecht werden und im Allgemeinen in einem guten Zustand und für ihren vorgesehenen Zweck geeignet sind. Die Gesellschaft ist ferner der Ansicht, dass sie an ihren Standorten generell über ausreichende Kapazitäten verfügt, um die Nachfrage nach ihren Produkten in absehbarer Zukunft erfüllen zu können. Es besteht keine wesentliche Beeinträchtigung der Nutzung der Standorte der Gesellschaft aus umweltrechtlichen Gründen.

MITARBEITER

Die folgende Tabelle enthält eine Übersicht über die Zahl der Mitarbeiter der Gesellschaft, einschließlich der Mitarbeiter mit befristeten Verträgen, zum 31. Dezember 2002, 2003 und 2004 auf konsolidierter Basis. Die Tabelle enthält darüber hinaus Informationen zu den Mitarbeiterzahlen in den Geschäftsfeldern und

den geographischen Gebieten, in denen die Gesellschaft tätig ist. Nicht enthalten sind Mitarbeiter aus nicht voll konsolidierten Unternehmen.

	Anzahl der Mitarbeiter zum 31. Dezember			zum 31. März
	2002	2003	2004	2005
Geschäftsfeld				
Ziviles und Militärisches Triebwerksgeschäft[1]	5.450	5.244	4.816	4.649
Zivile Instandhaltung	2.172	1.993	1.914	1.911
Sonstige Geschäftsfelder[2], [6]	754	775	687	680
Geographische Gebiete				
Deutschland[6]	7.742	7.637	7.066	6.880
Amerika[3]	634	375	351	369
Anzahl der Mitarbeiter insgesamt[4], [6]	8.376	8.012	7.417	7.240
Durchschnittliche Anzahl der Mitarbeiter[5], [6]	8.211	8.235	7.682	7.258

(1) *Einschließlich Zentralfunktionen für sämtliche Geschäftsfelder.*

(2) *Enthält die Geschäftsfelder Gasturbinen und Technik- und Technologie-Dienstleistungen.*

(3) *Nicht enthalten sind Mitarbeiter aus nicht voll konsolidierten Unternehmen in Brasilien (2002: 6; 2003: 4; 2004: 3).*

(4) *Nicht enthalten sind Mitarbeiter aus nicht voll konsolidierten Unternehmen in Brasilien, Frankreich (2002: 15; 2003: 17; 2004: 20), Asien (2002: 238; 2003: 346; 2004: 418) und der übrigen Welt (2002: 22; 2003: 22; 2004: 42).*

(5) *Nicht enthalten sind Mitarbeiter aus nicht voll konsolidierten Unternehmen in Brasilien, Frankreich, Asien und der übrigen Welt.*

(6) *Einschließlich 500 Mitarbeiter der ATENA Engineering GmbH, deren Geschäftsanteile mit Vertrag vom 17. Mai 2005 veräußert wurden. Die Wirksamkeit dieses Kaufvertrages steht unter dem Vorbehalt der Zustimmung der zuständigen Kartellbehörde.*

Seit dem 31. März 2005 hat sich die Anzahl der Mitarbeiter nicht wesentlich verändert.

In der Vergangenheit bestanden in der Gesellschaft gute Beziehungen zwischen der Geschäftsführung und den Mitarbeitern und beide Seiten sind sehr bemüht, diese aufrechtzuerhalten. Die Gesellschaft unterhält konstruktive Beziehungen zu den Gewerkschaften und konnte die Zusammenarbeit mit ihnen und ihren Mitarbeitern bei wesentlichen Veränderungen und bei dem Prozess kontinuierlicher Verbesserungen sichern.

PENSIONSVERPFLICHTUNGEN

Zum 31. Dezember 2004 waren Verpflichtungen im Rahmen regulärer Pensionspläne in Höhe von rund EUR 358 Mio. Diese Verpflichtungen, die nach IAS 19 bewertet wurden, wurden in der Bilanz erfasst und enthalten auch indirekte Pensionsverpflichtungen der MTU München Unterstützungskasse GmbH.

VERSICHERUNGEN

Die Gesellschaft hat Sach- und andere Versicherungen abgeschlossen. Nach Auffassung der Gesellschaft sind ihre Haftpflicht- sowie die anderen von ihr abgeschlossenen Versicherungen sowie deren Deckungssummen und Bedingungen branchenüblich. Die Gesellschaft kann allerdings nicht gewährleisten, dass ihr keine Verluste entstehen oder Ansprüche gegen sie erhoben werden, die über den Umfang des betreffenden Versicherungsschutzes hinausgehen.

RECHTSSTREITIGKEITEN

MTU Aero Engines ist im Rahmen ihrer normalen Geschäftstätigkeit Partei von Rechtsstreitigkeiten. Die Gesellschaft ist der Ansicht, dass keine dieser Rechtsstreitigkeiten, weder einzeln noch insgesamt, wesentliche nachteilige Auswirkungen auf die Geschäftstätigkeit und Vermögens-, Finanz- oder Ertragslage der MTU Aero Engines haben können oder in den letzten zwei Geschäftsjahren gehabt haben. Solche Verfahren sind nach Kenntnis der Gesellschaft auch nicht angedroht.

REGULATORISCHES UMFELD

Die zivile Luftfahrt ist durch die Federal Aviation Administration (die "FAA") in den Vereinigten Staaten, die European Aviation Safety Agency (die "EASA", früher Joint Aviation Authorities ("JAA")) in Europa und andere ähnliche Luftfahrtbehörden in verschiedenen Ländern stark reguliert. Die Gesellschaft und die von ihr mit ihren Partnern hergestellten Triebwerke müssen von einer oder mehreren dieser Luftfahrtbehörden zugelassen sein, um sicherzustellen, dass strikte Sicherheits- und Leistungsstandards erfüllt werden. Darüber hinaus muss die Gesellschaft die Zulassungskriterien der OEMs und der Regulierungsbehörden erfüllen, die für spezifische Triebwerksfamilien aufgestellt werden.

Die Erbringung von Instandhaltungsdienstleistungen an Triebwerken und Triebwerkskomponenten wird durch die FAA, die EASA und andere Behörden weltweit sowie durch Vorgaben der OEMs geregelt. Diese Regelungen verlangen normalerweise, dass die Wartung von Triebwerken und die Ersetzung von Teilen in bestimmten Zeitabständen erfolgen. Darüber hinaus können diese Vorschriften und Vorgaben verlangen, dass die Instandhaltungsdienstleistungen nur in zugelassenen Reparatureinrichtungen und von zertifizierten Technikern durchgeführt werden. Zurzeit erfüllt oder übertrifft die Gesellschaft die von den Luftfahrtbehörden und OEMs gesetzten Normen und unterhält zugelassene Reparatureinrichtungen mit zertifizierten Technikern.

Das militärische Beschaffungswesen unterliegt den Vorschriften der nationalen Rüstungsbeschaffungsämter, wie dem deutschen Bundesamt für Wehrtechnik und Beschaffung und, hinsichtlich bestimmter Rüstungsprogramme, den Vorschriften supranationaler Behörden, die gemeinsame multinationale Verteidigungsprogramme verwalten, wie der OCCAR (Organisation Conjointe de Coopération en Matière d'Armement) in Europa. Die militärische Beschaffungspolitik ist von Wettbewerb gekennzeichnet und basiert auf umfassenden administrativen Rahmenwerken zahlreicher Gesetze und Vorschriften, die unter anderem die Zulassung von Triebwerksherstellern und Herstellern von Triebwerkskomponenten durch die Beschaffungsämter vorsehen. Die Beschaffungsgesetze und -vorschriften räumen den Beschaffungsämtern normalerweise Kündigungsrechte ein.

Allgemeine Angaben über die MTU Aero Engines Holding AG

UNTERNEHMENSGESCHICHTE

Die heutige MTU Aero Engines Holding AG wurde ursprünglich unter der Firma "Deukalion Neunzehnte Vermögensverwaltungs-GmbH" in der Rechtsform einer Gesellschaft mit beschränkter Haftung gegründet. Gründungsgesellschafter war die JF Vermögensverwaltungsgesellschaft mbH, mit Sitz in Wiesbaden.

Am 12. November 2003 erwarb die Blade Lux Holding Two S.à r.l. (die abgebende Aktionärin) sämtliche Geschäftsanteile an der Blade Erste Holding GmbH (die frühere Deukalion Neunzehnte Vermögensverwaltungs-GmbH und heutige MTU Aero Engines Holding AG). Sämtliche Anteile an der Blade Lux Holding Two S.à r.l. werden von der Blade Lux Holding One S.à r.l. gehalten. Gesellschafter der Blade Lux Holding One S.à r.l. sind KKR European Fund L.P. (75%), KKR Millenium (Overseas) Fund L.P. (24,04%) und KKR Partners (International) L.P. (0,96%).

Gemäß Kauf- und Übertragungsvertrag vom 20. November 2003 (in der Fassung vom 23./24. Dezember 2003) erwarb die damalige Blade Erste Holding GmbH (die heutige MTU Aero Engines Holding AG) mittelbar über eine Kette von Akquisitionsvehikeln, wobei als unmittelbar erwerbende Gesellschaft die Blade Dritte Beteiligungs GmbH & Co. KG, eine indirekte 100%-ige Tochtergesellschaft der damaligen Blade Erste Holding GmbH (der heutigen MTU Aero Engines Holding AG), auftrat, am 31. Dezember 2003 sämtliche Anteile an der gleichnamigen Rechtsvorgängerin der heutigen MTU Aero Engines GmbH, in der bzw. in deren unmittelbaren und mittelbaren Beteiligungsgesellschaften die Aktivitäten des DaimlerChrysler Konzerns im Bereich Triebwerkskomponenten und Triebswerksinstandhaltung gebündelt waren.

Die Rechtsvorgängerin der heutigen MTU Aero Engines GmbH wurde nach der vorstehend beschriebenen Akquisition auf die Blade Dritte Beteiligungs GmbH & Co. KG als übernehmende Gesellschaft verschmolzen (Eintragung der Verschmelzung im Handelsregister der Blade Dritte Beteiligungs GmbH & Co. KG am 30. Juni 2004) und die Firma der Blade Dritte Beteiligungs GmbH & Co. KG in "MTU Aero Engines GmbH & Co. KG" geändert. Am 13. Oktober 2004 entstand durch Eintragung im Handelsregister des Formwechsels der MTU Aero Engines GmbH & Co. KG in eine Gesellschaft mit beschränkter Haftung die heutige MTU Aero Engines GmbH, in der bzw. in deren unmittelbaren und mittelbaren Tochtergesellschaften das operative Geschäft der MTU Aero Engines-Gruppe gebündelt ist.

Die Beteiligungs-KG hat im Rahmen einer am 22. Dezember 2004 beschlossenen Barkapitalerhöhung der Gesellschaft einen Geschäftsanteil in Höhe von EUR 180.000 (entsprechend 8,14% des Stammkapitals) an der Gesellschaft übernommen. Neben der Bareinlage in Höhe von EUR 180.000 hat die Beteiligungs-KG ein Aufgeld in Höhe von EUR 4.250.000 geleistet. Die Barkapitalerhöhung wurde am 12. Januar 2005 im Handelsregister eingetragen. Die Beteiligungs-KG dient als Beteiligungsvehikel für das Management der MTU Aero Engines-Gruppe. Die Kommanditanteile an der Beteiligungs-KG werden von Mitgliedern des Vorstands der MTU Aero Engines Holding AG sowie von leitenden Angestellte der MTU Aero Engines-Gruppe gehalten (siehe auch "*Allgemeine Angaben über die MTU Aero Engines Holding AG—Managementbeteiligungsprogramm*").

Vor Durchführung dieses Angebots wurden zwei der ehemaligen Akquisitionsvehikel, durch die die damalige MTU Aero Engines Erste Holding GmbH (und heutige MTU Aero Engines Holding AG) Ende 2003 die Rechtsvorgängerin der heutigen MTU Aero Engines GmbH erworben hat, auf ihre jeweiligen unmittelbaren Gesellschafter verschmolzen. Zunächst wurde die MTU Aero Engines Dritte Holding GmbH, die unmittelbare 100%-ige Tochtergesellschaft der MTU Aero Engines Zweite Holding GmbH auf diese als aufnehmende Gesellschaft verschmolzen (Eintragung der Verschmelzung im Handelsregister der MTU Aero Engines Zweite Holding GmbH am 10. Mai 2005). Danach wurde die MTU Aero Engines Zweite Holding GmbH, die unmittelbare 100%-ige Tochtergesellschaft der damaligen MTU Aero Engines Erste Holding GmbH (und heutigen MTU Aero Engines Holding AG) auf diese als aufnehmende Gesellschaft verschmolzen (Eintragung der Verschmelzung im Handelsregister der damaligen MTU Aero Engines Erste Holding GmbH am 10. Mai 2005). Nach Wirksamkeit der vorgenannten Verschmelzungen hält die MTU Aero Engines Holding AG sämtliche Geschäftsanteile an der MTU Aero Engines Investment GmbH. Die MTU Aero Engines Investment GmbH wiederum hält sämtliche Geschäftsanteile an der MTU

Aero Engines GmbH, in der bzw. deren unmittelbaren und mittelbaren Tochtergesellschaften das operative Geschäft der MTU Aero Engines-Gruppe gebündelt ist.

GRÜNDUNG, FIRMA, SITZ, GESCHÄFTSJAHR UND DAUER DER GESELLSCHAFT

Die heutige MTU Aero Engines Holding AG ist eine deutschem Recht unterliegende Gesellschaft und wurde ursprünglich mit Gesellschaftsvertrag vom 15. Juli 2003 unter der Firma "Deukalion Neunzehnte Vermögensverwaltungs-GmbH" in der Rechtsform einer Gesellschaft mit beschränkter Haftung mit Sitz in Frankfurt am Main als Vorratsgesellschaft ohne eigenen Geschäftsbetrieb gegründet und in das Handelsregister beim Amtsgericht Frankfurt am Main unter HRB 57350 eingetragen. Gründungsgesellschafter war die JF Vermögensverwaltungs-GmbH mit Sitz in Wiesbaden. Geschäftsführer der JF Vermögensverwaltungs-GmbH war zu diesem Zeitpunkt John Flüh.

Durch Gesellschafterbeschluss vom 5. November 2003 und anschließender Eintragung im Handelsregister beim Amtsgericht Frankfurt am Main vom 11. November 2003 wurde die Firma in "Blade Erste Holding GmbH" geändert.

Durch Gesellschafterbeschluss vom 3. Dezember 2003 und anschließender Eintragung im Handelsregister beim Amtsgericht Frankfurt am Main vom 26. Februar 2004 sowie im Handelsregister beim Amtsgericht München vom 13. Februar 2004 wurde der Sitz der Gesellschaft nach München verlegt und die Gesellschaft in das Handelsregister beim Amtsgericht München unter HRB 151251 eingetragen.

Durch Gesellschafterbeschluss vom 10. März 2004 und anschließender Eintragung im Handelsregister beim Amtsgericht München vom 18. März 2004 wurde die Firma in "MTU Aero Engines Erste Holding GmbH" geändert.

Mit Gesellschafterbeschluss vom 2. Mai 2005 und anschließender Eintragung im Handelsregister München am 19. Mai 2005 ist die Gesellschaft in eine Aktiengesellschaft mit Firma "MTU Aero Engines Holding AG" umgewandelt worden. Gründer der Aktiengesellschaft im Sinne von § 245 Abs. 1 Satz 1 Umwandlungsgesetz waren die Blade Lux Holding Two S.à r.l. und die Blade Management Beteiligungs GmbH & Co. KG. Die Ordnungsmäßigkeit des Gründungsvorgangs wurde vom gerichtlich bestellten Gründungsprüfer entsprechend den gesetzlichen Vorgaben wie folgt bestätigt „Nach dem abschließenden Ergebnis unserer pflichtgemäßen Prüfung gemäß §§ 197 Satz 1, 245 Abs. 1 Satz 2, 22 Abs. 3 Satz 1 UmwG, 33, 34 AktG bestätigen wir aufgrund der uns vorgelegten Urkunden, Bücher und Schriften sowie der uns erteilten Aufklärungen und Nachweise, dass die Angaben der Gründer im Gründungsbericht vom 2. Mai 2005 richtig und vollständig sind. Dies gilt insbesondere für die Angaben über die Beteiligung der Anteilsinhaber an der MTU Aero Engines Holding AG nach den für die neue Rechtsform der Aktiengesellschaft geltenden Vorschriften und über die Festsetzungen gemäß §§ 26, 27 AktG.

Der Wert des nach Abzug der Schulden verbleibenden Vermögens der formwechselden Gesellschaft deckt das in §4 der Satzung der MTU Aero Engines Holding AG festgesetzte Grundkapital in Höhe von EUR 40.000.000."

Die Gesellschaft ist im Handelsregister des Amtsgerichts München unter HRB 157 206 eingetragen.

Das Geschäftsjahr endet jeweils am 31. Dezember eines jeden Kalenderjahres.

Die Dauer der Gesellschaft ist nicht auf eine bestimmte Zeit beschränkt.

GEGENSTAND DES UNTERNEHMENS

Satzungsgemäßer Gegenstand des Unternehmens der MTU Aero Engines Holding AG ist die Leitung einer Gruppe in- und ausländischer Beteiligungsgesellschaften, die auf den Gebieten

(a) der Entwicklung, Herstellung, Instandhaltung, Reparatur und dem Vertrieb von Gasturbinen sowie deren Regelungs- und Überwachungseinrichtungen einschließlich deren Zubehör und Ersatzteilen für Luftfahrzeuge sowie für stationäre Verwendung,

(b) der Entwicklung, Herstellung und dem Erwerb und Vertrieb anderer industrieller Erzeugnisse und

(c) der Erbringung von Dienstleistungen, die im Zusammenhang mit der Entwicklung, Herstellung, Instandhaltung, Reparatur und dem Vertrieb vorerwähnter Erzeugnisse stehen,

tätig sind.

Die Gesellschaft kann auf den vorbezeichneten Gebieten auch selbst tätig werden oder sich auf die Verwaltung ihrer Beteiligung beschränken.

Die Gesellschaft darf alle Geschäfte betreiben und Handlungen vornehmen, die geeignet sind, dem Gesellschaftszweck unmittelbar oder mittelbar zu dienen. In diesem Rahmen darf die Gesellschaft andere Unternehmen gründen, übernehmen und sich an ihnen beteiligen. Die Gesellschaft darf im In- und Ausland Zweigniederlassungen unter gleicher oder anderer Firma errichten.

KONZERNSTRUKTUR

Die MTU Aero Engines Holding AG ist die Obergesellschaft der MTU Aero Engines-Gruppe und nimmt im wesentlichen Funktionen einer Holdinggesellschaft wahr. Die Gesellschaft hält 100% der Geschäftsanteile an der MTU Aero Engines Investment GmbH, München. Die MTU Aero Engines Investment GmbH wiederum hält 100% der Geschäftsanteile an der MTU Aero Engines GmbH, München. In der MTU Aero Engines GmbH, München, gemeinsam mit ihren unmittelbaren und mittelbaren Tochtergesellschaften, insbesondere der MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde, und der MTU Maintenance Hannover GmbH, Langenhagen, ist das operative Geschäft der MTU Aero Engines-Gruppe gebündelt.

Die MTU Aero Engines Investment GmbH erfüllt innerhalb der MTU Aero Engines-Gruppe die Rolle einer Finanzierungsgesellschaft. Sie hat im März 2004 Inhaberschuldverschreibungen im Nennwert von insgesamt EUR 275 Mio. an verschiedene Investoren begeben. Die Senior Notes dienten zur Refinanzierung von Verbindlichkeiten aus der (mittelbaren) Akquisition der Rechtsvorgängerin der heutigen MTU Aero Engines GmbH durch die MTU Aero Engines Holding AG und die MTU Aero Engines Investment GmbH. Die Senior Notes sind zum Nennwert begeben worden und haben eine Laufzeit bis zum 1. April 2014. Unter bestimmten Bedingungen können sie auch vorzeitig zurückgezahlt werden. Die Senior Notes sind mit 8,25% p.a. verzinst und sind an der Börse in Dublin, Irland, zum Börsenhandel zugelassen. Die Anleihebedingungen der Senior Notes entsprechen marktüblichen Standards und die Senior Notes sind durch ein für solche Schuldverschreibungen übliches Sicherheitenpaket besichert, einschließlich Anteilsverpfändungen sowie Garantien anderer Gesellschaften der MTU Aero Engines-Gruppe.

Die MTU Aero Engines GmbH hält Anteile an zahlreichen in- und ausländischen Tochtergesellschaften. Neben den vorgenannten, von der MTU Aero Engines GmbH gehaltenen Beteiligungen an der MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde, und der MTU Maintenance Hannover GmbH, Langenhagen, hält die MTU Aero Engines GmbH insbesondere sämtliche Geschäftsanteile an der ATENA Engineering GmbH, München (zwischenzeitlich veräußert), und der RSZ Beteiligungs- und Verwaltungs GmbH, München, sowie sämtliche Anteile an der MTU Aero Engines North America Inc., Rocky Hill, Conneticut, USA, der MTU Maintenance Canada Ltd., Richmond, British Columbia, Kanada, sowie, über die RSZ Beteiligungs- und Verwaltungs GmbH, München, sämtliche Anteile an der Vericor Power Systems L.L.C., Atlanta, Georgia, USA.

Einen Überblick über die aktuelle Konzernstruktur von MTU Aero Engines bietet die nachstehende Grafik:


MTU Aero Engines Holding AG
MTU Aero Engines Investment GmbH
MTU Aero Engines GmbH
IAE International Aero Engines AG, Zürich
12,1%
100%
MTU Aero Engines North America Inc., Rocky Hill
EUROJET Turbo GmbH, München
33,0%
100%
MTU Maintenance Hannover GmbH, Langenhagen
0,01%
MTU Maintenance Canada Ltd., Richmond
100%
50%
Ceramic Coating Center SAS. Paris
Turbo-Union Ltd., Bristol
39,99%
99,99%
MTU Maintenance do Brasil Ltda., Sao Paulo
MTU Maintenance Zhuhai Co. Ltd., Zhuhai
50%
100%
MTU München Unterstützungskasse GmbH, München
MTU Turbomeca Rolls-Royce GmbH, München
33,3%
100%
MTU Maintenance Berlin-Brandenburg GmbH Ludwigsfelde
RSZ Beteiligungs- und Verwaltungs GmbH, München
100%
100%
MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, München
50%
100%
EPI Europrop International GmbH, München
28%
Pratt & Whitney Canada Customer Centre Europe GmbH, Ludwigsfelde
Vericor Power Systems L.L.C. Atlanta
0,1%
GSB Sonderabfall-Entsorgung in Bayern GmbH, München
100 %
100%
EPI Europrop International Madrid S.L. i.G., Madrid
Pratt & Whitney Canada CSC (Africa) (Pty) Ltd., Lanseria
ATENA Engineering Inc.(2) Hartford
100%
33,3%
EUROAER GmbH Hamburg
APA Aero Propulsion Alliance GmbH i.L., München
24,8%
50%
AirfoilServices Sdn. Bhd. Shah Alam, Malaysia
ATENA Engineering GmbH München(1)
100%
99,9%
ATENA INDIA PI LIMITED(1), Indien
0,1%

(1) *Die Geschäftsanteile an der ATENA Engineering GmbH (und der ATENA INDIA PI Limited, Indien) wurden mit Vertrag vom 17. Mai 2005 veräußert (siehe "Angaben über den jüngsten Geschäftsgang und die Geschäftsaussichten").*

(2) *Nicht operative Gesellschaft ohne Personal und Umsatz.*

AKTIONÄRSSTRUKTUR (VOR UND NACH DURCHFÜHRUNG DES ANGEBOTS)

Die folgende Übersicht zeigt die Namen der Aktionäre und deren Beteiligung am Grundkapital der Gesellschaft vor dem Angebot und der Durchführung der Kapitalerhöhung sowie nach Abschluss des Angebots, d.h. nach Durchführung der Kapitalerhöhung unter der Annahme der vollständigen Platzierung des Angebots und der vollständigen Ausübung der Mehrzuteilungsoption.

	Aktienbesitz			
	vor dem Angebot		nach Abschluss des Angebots	
Name des Aktionärs	**Stückaktien**	**In %**	**Stückaktien**	**In %**
Abgebende Aktionärin*	36.742.080	91,86	16.092.080	29,26
Blade Management Beteiligungs GmbH & Co. KG	3.257.920	8,14	3.257.920	5,92
Free float	0	0	35.650.000	64,82
Gesamt	40.000.000	100,00	55.000.000	100,00

* *Sämtliche Anteile an der abgebenden Aktionärin werden von der Blade Lux Holding One S.à r.l., Luxemburg, einer Kapitalgesellschaft luxemburgischen Rechts, gehalten. Gesellschafter der Blade Lux Holding One S.à r.l. sind KKR European Fund L.P. (75%); KKR Millenium Fund L.P. (24,04%) und KKR Partners (International) L.P. (0,96%).*

MANAGEMENTBETEILIGUNGSPROGRAMM

Die Beteiligungs-KG ist ein Beteiligungsvehikel, mit dem führende Mitarbeiter von MTU Aero Engines (vorwiegend in Deutschland), einschließlich der Mitglieder des Vorstands der Gesellschaft, nach Maßgabe der Bedingungen des Anfang/Mitte 2004 von der abgebenden Aktionärin und der Gesellschaft aufgesetzten Managementbeteiligungsprogramms (das "MEP") indirekt an der Gesellschaft beteiligt sind.

Die Beteiligungs-KG hält 3.257.920 Aktien an der Gesellschaft, entsprechend einer Beteiligung von 8,14% (5,92% nach Durchführung der Barkapitalerhöhung). Diese Beteiligung hat sie aufgrund einer Barkapitalerhöhung der Gesellschaft im Dezember 2004 erworben (siehe "*Angaben über das Kapital der MTU Aero Engines Holding AG—Entwicklung des Grundkapitals*"). Neben der Bareinlage in Höhe von EUR 180.000 hat die Beteiligungs-KG ein Aufgeld in Höhe von EUR 4.250.000 geleistet. Diese Beträge hat die Beteiligungs-KG aus den Kommanditeinlagen der MEP-Teilnehmer finanziert. Zusätzlich zur Leistung ihrer Kommanditeinlage an die Beteiligungs-KG haben sich die MEP-Teilnehmer gegenüber der abgebenden Aktionärin sowie deren Gesellschafterin Blade LuxCo Holding One S.à r.l. verpflichtet, unter bestimmten Bedingungen eine Zusatzzahlung zu leisten, die zunächst verzinslich gestundet wurde.

Gemäß den Bedingungen des MEP werden die von der Beteiligungs-KG gehaltenen Aktien der Gesellschaft ihren Kommanditisten, den einzelnen Teilnehmern des MEP sowie der Blade MEP Beteiligungs GmbH, im Verhältnis ihrer jeweiligen Kommanditanteile zugerechnet. Die Blade MEP Beteiligungs GmbH, deren Gesellschafterin die abgebende Aktionärin ist, hält (vorübergehend) die nicht von Teilnehmern des MEP gehaltenen Kommanditanteile der Beteiligungs-KG. Gegenwärtig hält sie 1,56% der Kommanditanteile.

Die von Teilnehmern des MEP gehaltenen Kommanditanteile sind nicht frei verkaufbar und verfügbar. Daneben bestehen zwischen der abgebenden Aktionärin und der Beteiligungs-KG Stimmbindungsvereinbarungen im Hinblick auf die Gesellschaft zur Ermöglichung einer Herabsetzung oder vollständigen Beendigung der Beteiligung der abgebenden Aktionärin an der Gesellschaft. Ferner wurden für den Fall einer Veräußerung von Aktien an der Gesellschaft durch die abgebende Aktionärin—vorbehaltlich der im Zusammenhang mit diesem Angebot für die Beteiligungs KG geltenden Verkaufsbeschränkungen (siehe "*Das Angebot—Marktschutzerklärung*")—bestimmte Mitverkaufspflichten und -rechte der Beteiligungs-KG vereinbart.

Die Bedingungen des MEP sehen vor, dass Dividenden sowie Veräußerungs- und Liquidationserlöse, die die Beteiligungs-KG aus den von ihr gehaltenen Aktien an der Gesellschaft erzielt, in dem Umfang den MEP-Teilnehmern zustehen, als diese sogenannte "berechtigte Anteile" halten. Gegenwärtig sind 40% der von Teilnehmern des MEP gehaltenen Anteile berechtigt. Gemäß den Bestimmungen des MEP werden mit Aufnahme des Börsenhandels der Aktien der Gesellschaft mindestens weitere 7,5% der von Teilnehmern des MEP gehaltenen Anteile automatisch berechtigt. Weitere Anteile der MEP-Teilnehmer können mit Aufnahme des Börsenhandels in Abhängigkeit von der Anzahl der verkauften Altaktien berechtigt werden.

Die nach Aufnahme des Börsenhandels noch nicht berechtigten Anteile der Teilnehmer des MEP werden in mehreren Schritten jeweils zum 31. Dezember eines Jahres berechtigt, und zwar teilweise aufgrund Zeitablaufs und teilweise in Abhängigkeit vom Erreichen bestimmter betriebswirtschaftlicher Kennzahlen der MTU Aero Engines Gruppe. Die nach Aufnahme des Börsenhandels noch nicht berechtigten Anteile können gemäß den Bedingungen des MEP unter bestimmten Bedingungen auch vor den im vorstehenden Satz genannten Zeitpunkten berechtigt werden. Dies kann etwa bei Veräußerungen der Fall sein, die dazu führen, dass die abgebende Aktionärin weniger als 50% der Anteile an der Gesellschaft hält und gleichzeitig ein Dritter einen größeren Anteil als die verbleibende Beteiligung der abgebenden Aktionärin erwirbt.

Scheiden MEP-Teilnehmer vor Ende der Laufzeit des MEP als Mitarbeiter von MTU Aero Engines aus, so sind sie zum Verkauf ihres Kommanditanteils an die abgebende Aktionärin oder, nach Wahl der abgebenden Aktionärin, an die Blade MEP Beteiligungs GmbH oder die Gesellschaft verpflichtet (und unter bestimmten Bedingungen auch berechtigt). Der Kaufpreis wird unter Berücksichtigung der Umstände des Ausscheidens des jeweiligen MEP-Teilnehmers, des Verkehrswerts seines Kommanditanteils sowie des Werts der geleisteten Einlagen und Zusatzzahlungen bestimmt. Demnach kann das Ausscheiden eines MEP-Teilnehmers zu Zahlungsverpflichtungen der Gesellschaft führen.

MATCHING STOCK PROGRAMM FÜR MITARBEITER DER MTU AERO ENGINES-GRUPPE

Zusätzlich zu dem vorstehend beschriebenen Managementbeteiligungsprogramm wurde bei der MTU Aero Engines ein sogenanntes Matching Stock Programm (das "MSP") eingeführt. Teilnahmeberechtigt am MSP sind die Teilnehmer des MEP sowie ca. 120 weitere führende Mitarbeiter von MTU Aero Engines einschließlich der Mitglieder des Vorstands der Gesellschaft.

Ziel des MSP ist, den Führungskräften der MTU Aero Engines-Gruppe ein kapitalmarktorientiertes Incentivierungsprogramm anzubieten.

Gemäß den MSP-Bedingungen ist jeder MSP-Teilnehmer verpflichtet, im Rahmen des MSP bis zu einem individuell vorgegebenen maximalen Investitionsvolumen (das insgesamt für alle MSP-Teilnehmer maximal EUR 2,5 Mio. betragen darf) aus eigenen Mitteln Aktien der Gesellschaft zu erwerben (die "MSP-Aktien").

Die MSP-Aktien werden sodann zugunsten des betreffenden MSP-Teilnehmers auf einem Sperrdepot für die Laufzeit seiner Teilnahme am MSP gesperrt. Im Abstand von jeweils zwölf Monaten teilt die Gesellschaft insgesamt fünf mal jedem MSP-Teilnehmer pro MSP-Aktie bis zu sechs virtuelle, sogenannte Phantomaktien zu. Die Phantomaktien können nach Ablauf von zwei Jahren nach Zuteilung "ausgeübt" werden, falls bestimmte Ausübungshürden, die an den Verlauf des Börsenkurses der Aktie der Gesellschaft seit Zuteilung der relevanten Phantomaktien anknüpfen, erreicht sind. Phantomaktien, die acht Jahre nach Beginn des MSP nicht ausgeübt sind, verfallen.

Sofern bei Erreichen der Erfolgshürden die Phantomaktien ausgeübt werden, wird die Differenz zwischen dem Börsenkurs der Aktie der Gesellschaft bei Ausübung der relevanten Phantomaktien und dem Börsenkurs der Aktie der Gesellschaft bei deren Zuteilung (zuzüglich einem Aufschlag von 10%)—nach Einbehalt von Lohnsteuer und anderen Abgaben—von der Gesellschaft dem MSP Teilnehmer vergütet. Die von der Gesellschaft zu tragenden Kosten des MSP sind daher umso höher, je mehr der Börsenkurs der Aktie der Gesellschaft in dem relevanten Zeitraum steigt. Die MSP Teilnehmer sind verpflichtet, den Vergütungsbetrag für den Kauf von Aktien der Gesellschaft zu verwenden, und haben die Gesellschaft beauftragt, diesen Kauf (im Namen und für Rechnung der MSP Teilnehmer) durchzuführen. Die Gesellschaft hat die Voraussetzungen dafür getroffen, die hierzu erforderlichen Aktien über ein Aktienrückkaufsprogramm zu erwerben. Nach Ablauf von zwei Jahren nach Einbuchung dieser Aktien in das Sperrdepot des jeweiligen MSP-Teilnehmers kann dieser über sie verfügen.

Scheiden MSP-Teilnehmer vor Ende der Laufzeit des MSP als Mitarbeiter von MTU Aero Engines aus, so verfallen sämtliche Ansprüche auf noch nicht zugeteilte Phantomaktien. Unter bestimmten Bedingungen können bereits zugeteilte, aber noch nicht ausgeübte Phantomaktien unter den Voraussetzungen des MSP auch nach einem Ausscheiden noch ausgeübt werden.

ERGEBNIS UND DIVIDENDE JE AKTIE, DIVIDENDENPOLITIK, GEWINNVERWENDUNG

Die Anteile der Aktionäre am Gewinn bestimmen sich nach ihren Anteilen am Grundkapital. Nach der Satzung der Gesellschaft kann bei Kapitalerhöhungen die Gewinnbeteiligung der neuen Aktien abweichend hiervon geregelt werden.

Die Beschlussfassung über die Ausschüttung von Dividenden für ein Geschäftsjahr auf die Aktien der Gesellschaft obliegt der ordentlichen Hauptversammlung des darauffolgenden Geschäftsjahres, die auf Vorschlag von Vorstand und Aufsichtsrat entscheidet. Soweit die abgebende Aktionärin—je nach Präsenz in der Hauptversammlung der Gesellschaft—über eine faktische Mehrheit in der Hauptversammlung verfügt, kann sie die Beschlussfassung über die Dividendenzahlung mit ihren Stimmen herbeiführen (siehe "*Risikofaktoren—Risiken im Zusammenhang mit dem Angebot—Die Interessen der Hauptaktionäre der Gesellschaft könnten mit den Interessen der Anleger unvereinbar sein*").

Die Ausschüttung von Dividenden durch die Gesellschaft wird unter anderem auch davon abhängen, ob sie ihrerseits von ihrer Tochtergesellschaft, der MTU Aero Engines Investment GmbH, Dividenden erhält. Die

Ausschüttung von Dividenden durch die MTU Aero Engines Investment GmbH ist aufgrund der Anleihebedingungen der von ihr begebenen Senior Notes eingeschränkt (vgl. *Risikofaktoren—Risiken im Zusammenhang mit dem Angebot—Die Gesellschaft schüttet unter Umständen keine Dividenden aus*).

Nach deutschem Recht kann eine Beschlussfassung über eine Dividende sowie deren Ausschüttung nur aufgrund eines in dem Einzelabschluss der Gesellschaft ausgewiesenen Bilanzgewinns erfolgen. Bei der Ermittlung des zur Ausschüttung zur Verfügung stehenden Bilanzgewinns ist Jahresüberschuss bzw. -fehlbetrag um Gewinn-/Verlustvorträge des Vorjahres sowie um Entnahmen bzw. Einstellungen in Rücklagen zu korrigieren. Bestimmte Rücklagen sind kraft Gesetzes zu bilden und müssen bei der Berechnung des zur Ausschüttung verfügbaren Bilanzgewinns abgezogen werden.

Nach der Satzung der Gesellschaft sind Vorstand und Aufsichtsrat ermächtigt, bei der Feststellung des Jahresabschlusses den Jahresüberschuss, der nach Abzug der in die gesetzliche Rücklage einzustellenden Beträge und ggf. eines Verlustvortrags verbleibt, zum Teil oder ganz in andere Gewinnrücklagen einzustellen, soweit die anderen Gewinnrücklagen die Hälfte des Grundkapitals nicht übersteigen oder nach der Einstellung übersteigen würden.

Die Hauptversammlung kann im Beschluss über die Verwendung des Bilanzgewinns weitere Beträge in Gewinnrücklagen einstellen oder als Gewinn vortragen. Die Hauptversammlung ist nach der Satzung der Gesellschaft ermächtigt, anstelle oder neben einer Barausschüttung eine Verwendung des Bilanzgewinns im Wege der Sachausschüttung zu beschließen.

Von der Hauptversammlung beschlossene Dividenden werden, solange die dividendenberechtigten Aktien in einem Clearing-System verwahrt werden, in Übereinstimmung mit den Regeln des jeweiligen Clearing-Systems ausgezahlt. Einzelheiten über etwaige von der Hauptversammlung beschlossene Dividenden und die von der Gesellschaft jeweils benannten Zahlstellen werden im elektronischen Bundesanzeiger und in mindestens einem überregionalen Pflichtblatt der Frankfurter Wertpapierbörse veröffentlicht.

Die damals noch in der Rechtsform einer Gesellschaft mit beschränkter Haftung bestehende Gesellschaft hat in ihrem (Rumpf-)Geschäftsjahr zum 31. Dezember 2003 ein Bilanzergebnis in Höhe von EUR 0 Mio. und im Geschäftsjahr zum 31. Dezember 2004 einen Bilanzverlust in Höhe von EUR 2 Mio. erzielt. Für keines dieser beiden Geschäftsjahre bestand—anders als im laufenden Geschäftsjahr—ein Ergebnisabführungsvertrag mit der Gesellschaft als Obergesellschaft. Die Gesellschaft hat mithin in diesen Geschäftsjahren keine Erträge aus Ergebnisabführungen vereinnahmt. Die Gesellschaft hat für keines dieser beiden Geschäftsjahre eine Dividende an ihre Gesellschafter ausgeschüttet. Die Jahresüberschüsse der MTU Aero Engines-Gruppe für die Geschäftsjahre zum 31. Dezember 2002, 2003 und 2004 betrug auf Grundlage der 2002, 2003 und 2004 IFRS Abschlüsse EUR 100,4 Mio, EUR 63,3 Mio. EUR 0,2 Mio.

Die Gesellschaft plant, in Zukunft eine auch im Branchenvergleich angemessene Dividende auszuschütten. Es ist allerdings darauf hinzuweisen, dass die Ausschüttung—wie oben dargelegt—einen in der Einzelbilanz ausgewiesenen Bilanzgewinn voraussetzt. Zudem enthalten die Anleihebedingungen der Senior Notes Regelungen, die die Ausschüttung von Dividenden durch die MTU Aero Engines Investment GmbH, die Emittentin der Senior Notes, und andere Tochterunternehmen der Gesellschaft einschränken oder untersagen, sofern nicht bestimmte Bedingungen erfüllt sind. Dies schränkt die Fähigkeit der Gesellschaft, ihrerseits Dividenden auszuschütten, ein (siehe auch "*Risikofaktoren—Risiken im Zusammenhang mit dem Angebot—Die Gesellschaft schüttet unter Umständen keine Dividenden aus*").

ABSCHLUSSPRÜFER

Abschlussprüfer der Gesellschaft ist die Deloitte & Touche GmbH, Rosenheimer Platz 4, 81669 München (nachfolgend "Deloitte & Touche"). Deloitte & Touche hat den HGB-Einzelabschluss der Gesellschaft für das zum 31. Dezember 2004 geendete Geschäftsjahr geprüft und mit einem uneingeschränkten Bestätigungsvermerk versehen. Deloitte & Touche hat ferner den IFRS-Konzernabschluss der Gesellschaft für das zum 31. Dezember 2004 geendete Geschäftsjahr geprüft und mit einem uneingeschränkten Bestätigungsvermerk versehen. Die HGB-Einzelabschlüsse sowie die HGB-Konzernabschlüsse der MTU Aero Engines GmbH für die zum 31. Dezember 2003 und 31. Dezember 2002 geendeten Geschäftsjahre sowie der MTU Aero Engines Erste Holding GmbH für das zum 31. Dezember 2003 geendete Geschäftsjahr

hat die KPMG Deutsche Treuhand-Gesellschaft-Aktiengesellschaft-Wirtschaftsprüfungsgesellschaft, Ganghoferstr. 29, 80339 München, geprüft und jeweils mit einem uneingeschränkten Bestätigungsvermerk versehen.

BEKANNTMACHUNGEN, ZAHL- UND HINTERLEGUNGSSTELLE

Bekanntmachungen der Gesellschaft erfolgen satzungsgemäß im elektronischen Bundesanzeiger. Die Aktien betreffende Mitteilungen werden ebenfalls im elektronischen Bundesanzeiger und in mindestens einem überregionalen Pflichtblatt der Frankfurter Wertpapierbörse veröffentlicht. Die börsenrechtlichen Veröffentlichungen erfolgen in einem überregionalen Pflichtblatt der Frankfurter Wertpapierbörse sowie, sofern nach der Börsenzulassungs-Verordnung erforderlich, in der Druckversion des Bundesanzeigers.

Zahl- und Hinterlegungsstelle ist die Deutsche Bank Aktiengesellschaft, Frankfurt am Main.

Angaben über das Kapital der MTU Aero Engines Holding AG

GRUNDKAPITAL UND AKTIEN

Das Grundkapital der MTU Aero Engines Holding AG beträgt derzeit EUR 40.000.000. Es ist eingeteilt in 40.000.000 auf den Namen lautende Stammaktien ohne Nennbetrag (Stückaktien) mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 je Stückaktie. Das Grundkapital in Höhe von EUR 40.000.000 ist vollständig eingezahlt.

Jede Aktie gewährt in der Hauptversammlung der Gesellschaft eine Stimme. Beschränkungen des Stimmrechts bestehen nicht.

Sämtliche Aktien der Gesellschaft wurden als auf den Namen lautende Stammaktien ohne Nennbetrag (Stückaktien) ausgegeben. Die Aktien werden in einer oder mehreren Globalurkunden ohne Gewinnanteilscheine verbrieft, die bei der Clearstream Banking AG, Frankfurt am Main, als Wertpapiersammelbank hinterlegt werden. Gemäß § 4 Abs. 4 der Satzung der Gesellschaft ist der Anspruch eines Aktionärs auf Verbriefung seines Anteils ausgeschlossen.

ENTWICKLUNG DES GRUNDKAPITALS

Bei Gründung der Gesellschaft in der Rechtsform einer Gesellschaft mit beschränkter Haftung betrug deren Stammkapital EUR 25.000. Mit Beschluss der Gesellschafterversammlung vom 17. Dezember 2004 wurde das Stammkapital der Gesellschaft von EUR 25.000 aus Gesellschaftsmitteln um EUR 2.005.000 auf EUR 2.030.000 erhöht. Diese Kapitalerhöhung wurde am 22. Dezember 2004 im Handelsregister eingetragen. Weiterhin hat die Gesellschafterversammlung der Gesellschaft am 22. Dezember 2004 beschlossen, das Stammkapital der Gesellschaft im Wege der Barkapitalerhöhung von EUR 2.030.000 um EUR 180.000 auf EUR 2.210.000 zu erhöhen. Zur Zeichnung des neuen Geschäftsanteils wurde die Beteiligungs-KG zugelassen. Neben der Bareinlage von EUR 180.000 hat die Beteiligungs-KG ein Aufgeld in Höhe von EUR 4.250.000 geleistet. Diese Kapitalerhöhung wurde am 12. Januar 2005 im Handelsregister eingetragen. Die Gesellschafterversammlung der Gesellschaft hat ferner am 2. Mai 2005 beschlossen, das Stammkapital im Wege der Kapitalerhöhung aus Gesellschaftsmitteln durch Umwandlung von Rücklagen in Stammkapital von EUR 2.210.000 um EUR 37.790.000 auf EUR 40.000.000 zu erhöhen. Diese Kapitalerhöhung wurde am 12. Mai 2005 im Handelsregister eingetragen.

Die Gesellschaft ist mit Eintragung in das Handelsregister vom 19. Mai 2005 in eine Aktiengesellschaft mit einem Grundkapital in Höhe von EUR 40.000.000 umgewandelt worden. Das Grundkapital wurde in EUR 40.000.000 Stückaktien eingeteilt.

GENEHMIGTES KAPITAL

Genehmigtes Kapital I

Nach der voraussichtlich am 30. Mai 2005 zu beschließenden Satzungsänderung ist der Vorstand der Gesellschaft ermächtigt, das Grundkapital bis zum 29. Mai 2010 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer, auf den Namen lautender Stückaktien gegen Bareinlage einmalig oder mehrmals um bis zu insgesamt EUR 5.500.000,00 zu erhöhen (Genehmigtes Kapital I 2005).

Den Aktionären ist ein Bezugsrecht zu gewähren. Der Vorstand ist jedoch ermächtigt, mit Zustimmung des Aufsichtsrats Spitzenbeträge vom Bezugsrecht der Aktionäre auszunehmen und dieses Bezugsrecht mit Zustimmung des Aufsichtsrats auch auszuschließen, soweit es erforderlich ist, um den Inhabern von Wandlungs- bzw. Optionsrechten in auf den Namen lautende Stückaktien der MTU Aero Engines Holding AG ein Bezugsrecht in dem Umfang gewähren zu können, wie es ihnen nach Ausübung ihrer Wandlungs- bzw. Optionsrechte zustehen würde. Der Vorstand ist ferner ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auszuschließen, wenn der Ausgabebetrag den Börsenpreis nicht wesentlich unterschreitet. Diese Ermächtigung gilt jedoch nur mit der Maßgabe, dass die unter Ausschluss des Bezugsrechts gemäß § 186 Abs. 3 Satz 4 Aktiengesetz ausgegebenen Aktien insgesamt 10% des im

Zeitpunkt des Wirksamwerdens der Ermächtigung bestehenden Grundkapitals nicht überschreiten dürfen. Auf diese Begrenzung auf 10% des Grundkapitals ist eine seit Wirksamwerden der Ermächtigung, also voraussichtlich seit 30. Mai 2005, erfolgende Gewährung von Options- bzw. Wandlungsrechten auf Aktien der Gesellschaft unter Bezugsrechtsausschluss entsprechend § 186 Abs. 3 Satz 4 Aktiengesetz sowie die Veräußerung eigener Aktien unter Ausschluss des Bezugsrechts entsprechend § 186 Abs. 3 Satz 4 Aktiengesetz anzurechnen.

Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats den weiteren Inhalt der Aktienrechte und die Bedingungen der Aktienausgabe festzulegen.

Der Aufsichtsrat ist ermächtigt, die Fassung der Satzung nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals aus dem Genehmigten Kapital I 2005 oder nach Ablauf der Ermächtigungsfrist entsprechend dem Umfang der Kapitalerhöhung aus dem Genehmigten Kapital I 2005 anzupassen.

Genehmigtes Kapital II

Nach der voraussichtlich am 30. Mai 2005 zu beschließenden Satzungsänderung ist der Vorstand der Gesellschaft ermächtigt, das Grundkapital der Gesellschaft bis zum 29. Mai 2010 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer, auf den Namen lautender Stückaktien gegen Bar- und/oder Sacheinlage einmalig oder mehrmals um bis zu insgesamt EUR 19.250.000,00 zu erhöhen (Genehmigtes Kapital II 2005).

Bei Aktienausgabe gegen Sacheinlage zum Zwecke des (auch mittelbaren) Erwerbs von Unternehmen, Unternehmensteilen oder Beteiligungen an Unternehmen ist der Vorstand ermächtigt, das Bezugsrecht der Aktionäre mit Zustimmung des Aufsichtsrats auszuschließen. Zudem ist der Vorstand ermächtigt, dieses Bezugsrecht mit Zustimmung des Aufsichtsrats auch auszuschließen, soweit es erforderlich ist, um den Inhabern von Wandlungs- bzw. Optionsrechten in auf den Namen lautende Stückaktien der MTU Aero Engines Holding AG ein Bezugsrecht in dem Umfang gewähren zu können, wie es ihnen nach Ausübung ihrer Wandlungs- bzw. Optionsrechte zustehen würde.

Im Übrigen ist den Aktionären ein Bezugsrecht zu gewähren. Der Vorstand ist jedoch ermächtigt, mit Zustimmung des Aufsichtsrats Spitzenbeträge vom Bezugsrecht der Aktionäre auszunehmen.

Außerdem ist der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats den weiteren Inhalt der Aktienrechte und die Bedingungen der Aktienausgabe festzulegen.

Der Aufsichtsrat ist ermächtigt, die Fassung der Satzung nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals aus dem Genehmigten Kapital II 2005 oder nach Ablauf der Ermächtigungsfrist entsprechend dem Umfang der Kapitalerhöhung aus dem Genehmigten Kapital II 2005 anzupassen.

BEDINGTES KAPITAL

In der außerordentlichen Hauptversammlung vom 30. Mai 2005 soll zudem das Grundkapital der Gesellschaft um bis zu EUR 19.250.000,00 durch Ausgabe von bis zu 19.250.000 Neuen, auf den Namen lautenden Stückaktien bedingt erhöht werden. Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt, wie die Inhaber bzw. Gläubiger von Wandlungsrechten oder Optionsscheinen die von der Gesellschaft oder von einer unmittelbaren oder mittelbaren Beteiligungsgesellschaft aufgrund des Ermächtigungsbeschlusses der außerordentlichen Hauptversammlung vom voraussichtlich 30. Mai 2005 bis zum 29. Mai 2010 ausgegebenen Wandel- und/oder Optionsschuldverschreibungen beigefügt sind, von ihren Wandlungs- bzw. Optionsrechten Gebrauch machen oder die zur Wandlung verpflichteten Inhaber bzw. Gläubiger der von der Gesellschaft oder durch eine ihrer unmittelbaren oder mittelbaren Beteiligungsgesellschaften aufgrund des Ermächtigungsbeschlusses der außerordentlichen Hauptversammlung vom voraussichtlich 30. Mai 2005 bis zum 29. Mai 2010 ausgegebenen Wandelschuldverschreibungen ihre Pflicht zur Wandlung erfüllen, und soweit nicht eigene Aktien zur Bedienung eingesetzt werden. Derart ausgegebene Aktien nehmen von Beginn des Geschäftsjahres an,

indem sie durch Ausübung von Wandlungs- bzw. Optionsrechten oder durch die Erfüllung von Wandlungspflichten entstehen, am Gewinn teil.

WANDEL- UND OPTIONSANLEIHEN

Weiter soll in der außerordentlichen Hauptversammlung vom 30. Mai 2005 der Vorstand der Gesellschaft ermächtigt werden, bis zum 29. Mai 2010 mit Zustimmung des Aufsichtsrats einmalig oder mehrmals auf den Inhaber oder auf den Namen lautende Wandelschuldverschreibungen, Optionsschuldverschreibungen, Genussscheine oder Gewinnschuldverschreibungen (bzw. Kombinationen dieser Instrumente) (zusammen "Schuldverschreibungen") mit oder ohne Laufzeitbegrenzung im Gesamtnennbetrag von bis zu EUR 750 Mio. zu begeben und den Inhabern bzw. Gläubigern von Wandelschuldverschreibungen und/oder Optionsschuldverschreibungen Wandlungs- bzw. Optionsrechte auf den Namen lautende Aktien der Gesellschaft mit einem anteiligen Betrag des Grundkapitals von bis zu EUR 19.250.000,00 nach näherer Maßgabe der Wandel- bzw. Optionsanleihebedingungen zu gewähren.

Die Schuldverschreibungen können in Euro oder—im entsprechenden Gegenwert—in einer anderen gesetzlichen Währung, beispielsweise eines OECD-Landes, begeben werden. Sie können auch durch eine unmittelbare oder mittelbare Beteiligungsgesellschaft der MTU Aero Engines Holding AG ausgegeben werden; in einem solchen Falle wird der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats für die Gesellschaft die Garantie für die Schuldverschreibungen zu übernehmen und den Inhabern Wandlungs- bzw. Optionsrechte auf Neue, auf den Namen lautende Stückaktien der MTU Aero Engines Holding AG zu gewähren.

Die Anleiheemissionen werden in jeweils unter sich gleichberechtigte Teilschuldverschreibungen eingeteilt.

Im Falle der Ausgabe von Optionsschuldverschreibungen werden jeder Teilschuldverschreibung ein oder mehrere Optionsscheine beigefügt, die den Inhaber berechtigen, nach Maßgabe der vom Vorstand festzulegenden Optionsbedingungen auf den Namen lautende Stückaktien der MTU Aero Engines Holding AG zu beziehen. Der anteilige Betrag am Grundkapital der je Teilschuldverschreibung zu beziehenden Stückaktien der MTU Aero Engines Holding AG darf den Nennbetrag der Teilschuldverschreibung nicht überschreiten. Die Laufzeit des Optionsrechts darf die Laufzeit der Optionsschuldverschreibung nicht überschreiten. Das Umtauschverhältnis kann auf ein Optionsverhältnis mit voller Zahl gerundet werden. Im Übrigen kann vorgesehen werden, dass Spitzen zusammengelegt und/oder in Geld ausgeglichen werden.

Im Falle der Ausgabe von Wandelschuldverschreibungen erhalten die Inhaber der Teilschuldverschreibungen das Recht, ihre Teilschuldverschreibungen nach näherer Maßgabe der vom Vorstand festzulegenden Wandelanleihebedingungen in auf den Namen lautende Stückaktien der MTU Aero Engines Holding AG umzutauschen. Das Umtauschverhältnis ergibt sich aus der Division des Nennbetrags einer Teilschuldverschreibung durch den festgesetzten Wandlungspreis für eine auf den Namen lautende Stückaktie der MTU Aero Engines Holding AG. Das Umtauschverhältnis kann sich auch durch Division des unter dem Nennbetrag liegenden Ausgabebetrages einer Teilschuldverschreibung durch den festgesetzten Wandlungspreis für eine Neue, auf den Namen lautende Stückaktie der Gesellschaft ergeben. Das Umtauschverhältnis kann auf ein Wandlungsverhältnis mit voller Zahl gerundet werden; ferner kann gegebenenfalls eine in bar zu leistende Zuzahlung festgesetzt werden. Im Übrigen kann vorgesehen werden, dass Spitzen zusammengelegt und/oder in Geld ausgeglichen werden. Der anteilige Betrag am Grundkapital der bei Wandlung auszugebenden Aktien darf den Nennbetrag der Teilschuldverschreibung nicht übersteigen. Die Wandelanleihebedingungen können auch eine Wandlungspflicht zum Ende der Laufzeit (oder zu einem früheren Zeitpunkt) vorsehen.

Die Wandel- bzw. Optionsanleihebedingungen können jeweils festlegen, dass im Falle der Wandlung bzw. Optionsausübung auch eigene Aktien der Gesellschaft gewährt werden können. Ferner kann vorgesehen werden, dass die Gesellschaft den Wandlungs- bzw. Optionsberechtigten nicht Aktien der Gesellschaft gewährt, sondern den Gegenwert in Geld zahlt. In den Wandel- bzw. Optionsanleihebedingungen kann außerdem vorgesehen werden, dass die Zahl der bei Ausübung der Wandlungs- bzw. Optionsrechte oder nach Erfüllung der Wandlungspflichten zu beziehenden Aktien bzw. ein diesbezügliches Umtauschrecht variabel sind und/oder der Wandlungs- bzw. Optionspreis innerhalb einer vom Vorstand festzulegenden

Bandbreite in Abhängigkeit von der Entwicklung des Aktienkurses oder als Folge von Verwässerungsschutzbestimmungen während der Laufzeit verändert werden kann.

Der jeweils festzusetzende Wandlungs- bzw. Optionspreis für auf den Namen lautende Stückaktien der MTU Aero Engines Holding AG wird in Euro festgelegt und muss—auch bei einem variablen Umtauschverhältnis bzw. einem variablen Wandlungs- bzw. Optionspreis—entweder mindestens achtzig von Hundert des Mittelwerts der Kurse der Aktie der MTU Aero Engines Holding AG in der Schlussauktion im XETRA-Handel (oder einem entsprechenden Nachfolgesystem) an den zehn Börsenhandelstagen vor dem Tag der Beschlussfassung durch den Vorstand über die Begebung der Wandel- oder Optionsschuldverschreibungen betragen oder mindestens achtzig von Hundert des Mittelwerts der Kurse der Aktie der MTU Aero Engines Holding AG in der Schlussauktion im XETRA-Handel (oder einem entsprechenden Nachfolgesystem) während der Tage, an denen die Bezugsrechte auf die Wandel- und/oder Optionsschuldverschreibung an der Frankfurter Wertpapierbörse gehandelt werden (mit Ausnahme der beiden letzten Börsenhandelstage des Bezugsrechtshandels), entsprechen.

Der Wandlungs- bzw. Optionspreis wird, unbeschadet des § 9 Abs. 1 Aktiengesetz aufgrund einer Verwässerungsschutzklausel nach näherer Bestimmung der Wandel- bzw. Optionsanleihebedingungen, durch Zahlung eines entsprechenden Betrages in Geld bei Ausübung des Wandlungsrechts bzw. durch Herabsetzung der Zuzahlung ermäßigt, wenn die Gesellschaft während der Wandlungs- oder Optionsfrist unter Einräumung eines Bezugsrechts für ihre Aktionäre das Grundkapital erhöht oder weitere Wandel- oder Optionsschuldverschreibungen begibt bzw. sonstige Optionsrechte gewährt und den Inhabern von Wandlungs- und Optionsrechten kein Bezugsrecht in dem Umfang eingeräumt wird, wie es ihnen nach Ausübung ihrer Wandlungs- oder Optionsrechte zustehen würde. Statt einer Zahlung in bar bzw. einer Herabsetzung der Zuzahlung kann auch—soweit möglich—das Umtauschverhältnis durch Division mit dem ermäßigten Wandlungspreis angepasst werden. Unbeschadet des § 9 Abs. 1 Aktiengesetz können die Wandel- bzw. Optionsanleihebedingungen darüber hinaus Verwässerungsschutzklauseln für den Fall vorsehen, dass die MTU Aero Engines Holding AG während der Wandlungs- oder Optionsfrist unter Einräumung eines Bezugsrechts an ihre Aktionäre das Grundkapital erhöht, weitere Wandel- oder Optionsanleihen begibt oder garantiert bzw. sonstige Optionsrechte gewährt oder garantiert und den Inhabern der Wandel- oder Optionsanleihen kein Bezugsrecht in dem Umfang eingeräumt wird, wie es ihnen nach Ausübung ihrer Wandlungs- oder Optionsrechte bzw. der Erfüllung der Wandlungspflicht zustünde. Die Wandel- bzw. Optionsanleihebedingungen können auch für Kapitalherabsetzungen, Aktiensplitts oder Sonderdividenden bzw. sonstige Maßnahmen, die zu einer Verwässerung des Werts der Wandlungs- bzw. Optionsrechte führen können, wertwahrende Anpassungen des Wandlungs- bzw. des Optionspreises vorsehen. In jedem Fall darf der anteilige Betrag des Grundkapitals der je Teilschuldverschreibung zu beziehenden Aktien den Nennbetrag pro Teilschuldverschreibung nicht überschreiten.

Den Aktionären steht grundsätzlich ein Bezugsrecht zu. Die Schuldverschreibungen können auch von einem oder mehreren Kreditinstituten mit der Verpflichtung übernommen werden, sie den Aktionären zum Bezug anzubieten. Der Vorstand wird jedoch ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auf Schuldverschreibungen im Gesamtnennbetrag von bis zu EUR 750 Mio. auszuschließen, sofern der Ausgabepreis den nach anerkannten finanzmathematischen Methoden ermittelten theoretischen Marktwert der Schuldverschreibungen nicht wesentlich unterschreitet. Diese Ermächtigung zum Bezugsrechtsausschluss gilt jedoch, soweit Wandel- und/oder Optionsschuldverschreibungen in entsprechender Anwendung des § 186 Abs. 3 Satz 4 Aktiengesetz unter Ausschluss des Bezugsrechts ausgegeben werden, nur insoweit, als die zur Bedienung der Wandlungs- bzw. Optionsrechte ausgegebenen bzw. auszugebenden Aktien insgesamt zehn von Hundert des Grundkapitals nach Eintragung der Durchführung der von der Hauptversammlung vom 30. Mai 2005 zu beschließenden Barkapitalerhöhung nicht überschreiten dürfen. Auf diese Begrenzung auf zehn von Hundert des Grundkapitals ist die Veräußerung eigener Aktien anzurechnen, sofern diese gemäß § 186 Abs. 3 Satz 4 Aktiengesetz unter Ausschluss des Bezugsrechts veräußert werden. Ferner sind auf diese Begrenzung auf zehn von Hundert des Grundkapitals diejenigen Aktien anzurechnen, die nach Wirksamwerden dieser Ermächtigung unter Ausnutzung einer zum Zeitpunkt des Wirksamwerdens dieser Ermächtigung beschlossenen bzw. an deren Stelle tretende Ermächtigung zur Ausgabe neuer Aktien aus genehmigtem Kapital gemäß § 186 Abs. 3 Satz 4 Aktiengesetz unter Ausschluss des Bezugsrechts ausgegeben werden.

Sofern der Vorstand von der vorgenannten Ermächtigung zum Bezugsrechtsausschluss keinen Gebrauch macht, ist er ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre für Spitzenbeträge auszuschließen und dieses Bezugsrecht mit Zustimmung des Aufsichtsrats auch auszuschließen, soweit es erforderlich ist, um den Inhabern von Wandlungs- bzw. Optionsrechten in auf den Namen lautende Stückaktien der MTU Aero Engines Holding AG ein Bezugsrecht in dem Umfang gewähren zu können, wie es ihnen nach Ausübung ihrer Wandlungs- bzw. Optionsrechte zustehen würde.

Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Ausgabe und Ausstattung der Emissionen, insbesondere den Zinssatz, den Ausgabekurs und die Laufzeit festzusetzen bzw. im Einvernehmen mit den Organen der die Emissionen begebenden ausländischen Beteiligungs gesellschaften festzulegen.

ERMÄCHTIGUNG ZUM ERWERB EIGENER AKTIEN

In der außerordentlichen Hauptversammlung vom 30. Mai 2005 soll die Gesellschaft zudem ermächtigt werden, nach Eintragung der Durchführung der am 30. Mai 2005 beschlossenen Kapitalerhöhung bis zum 29. November 2006 gemäß § 71 Abs. 1 Nr. 8 AktG eigene Aktien mit einem anteiligen Betrag am Grundkapital bis zu zehn von Hundert des nach Eintragung der Durchführung der am 30. Mai 2005 beschlossenen Kapitalerhöhung bestehenden Grundkapitals der Gesellschaft zu erwerben. Der Erweb kann über die Börse oder mittels eines an sämtliche Aktionäre gerichteten öffentlichen Kaufangebots erfolgen. Der Gegenwert für den Erwerb dieser Aktien darf den Börsenkurs um nicht mehr als 10 Prozent über- bzw. unterschreiten. Als maßgeblicher Börsenkurs im Sinne der vorstehenden Regelung gilt dabei im Falle eines Erwerbs über die Börse der Mittelwert der Kurse der Aktie der Gesellschaft in der Schlussauktion im XETRA-Handel (oder einem entsprechenden Nachfolgesystem) während der letzten fünf Börsenhandelstage vor dem Erwerb der Aktien. Im Falle eines Erwerbs mittels eines an sämtliche Aktionäre gerichteten Kaufangebots gilt der Mittelwert der Kurse der Aktie der Gesellschaft in der Schlussauktion im XETRA-Handel (oder einem entsprechenden Nachfolgesystem) während der letzten fünf Börsenhandelstage vor der Veröffentlichung der Entscheidung zur Abgabe dieses Angebots als maßgeblicher Börsenkurs.

Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtrsrats eine Veräußerung der erworbenen eigenen Aktien in anderer Weise als über die Börse oder mittels Angebot an sämtliche Aktionäre vorzunehmen, soweit die erworbenen eigenen Aktien im Rahmen des Matching Stock Programms der Gesellschaft an dessen Teilnehmer veräußert werden, die in einem Arbeits- oder Dienstverhältnis mit der Gesellschaft oder mit ihr verbundenen Unternehmen stehen oder standen. Soweit eine Veräußerung im Rahmen des Matching Stock Programms der Gesellschaft an Vorstandsmitglieder oder ehemalige Vorstandsmitglieder der Gesellschaft erfolgen soll, wird der Aufsichtsrat zu dieser nicht über die Börse oder mittels Angebot an sämtliche Aktionäre erfolgenden Veräußerung ermächtigt.

Das Bezugsrecht der Aktionäre ist jeweils ausgeschlossen.

Weiterhin wird der Vorstand ermächtigt, die erworbenen eigenen Aktien mit Zustimmung des Aufsichtsrats ohne weitern Hauptversammlungsbeschluss ganz oder teilweise einzuziehen.

Die vorstehenden Ermächtigungen zur Veräußerung oder Einziehung eigener Aktien können ganz oder in Teilen, einmal oder mehrmals, einzeln oder gemeinsam ausgenutzt werden.

ALLGEMEINE BESTIMMUNGEN ZUR ERHÖHUNG DES GRUNDKAPITALS

Nach dem Aktiengesetz kann das Grundkapital einer Aktiengesellschaft durch einen Beschluss der Hauptversammlung erhöht werden, der mit einer Mehrheit von mindestens drei Vierteln des bei der Beschlussfassung vertretenen Grundkapitals gefasst wird, soweit nicht die Satzung der Aktiengesellschaft andere Mehrheitserfordernisse festlegt.

Außerdem können die Aktionäre genehmigtes Kapital schaffen. Die Schaffung von genehmigtem Kapital erfordert einen Beschluss mit einer Mehrheit von drei Vierteln des bei der Beschlussfassung vertretenen Grundkapitals, durch den der Vorstand ermächtigt wird, innerhalb eines Zeitraums von nicht mehr als fünf

Jahren Aktien bis zu einem bestimmten Betrag auszugeben. Der Nennbetrag des genehmigten Kapitals darf die Hälfte des Grundkapitals, das zur Zeit der Ermächtigung vorhanden ist, nicht übersteigen. Weiterhin können die Aktionäre zum Zweck der Ausgabe von Aktien an Inhaber von Wandelschuldverschreibungen oder sonstigen Wertpapieren, die ein Recht zum Bezug von Aktien einräumen, von Aktien, die als Gegenleistung bei einem Zusammenschluss mit einem anderen Unternehmen dienen, oder von Aktien, die Führungskräften und Arbeitnehmern angeboten wurden, bedingtes Kapital schaffen, wobei jeweils ein Beschluss mit einer Mehrheit von drei Vierteln des vertretenen Grundkapitals erforderlich ist. Der Nennbetrag des bedingten Kapitals darf die Hälfte des Grundkapitals (der Nennbetrag des zum Zwecke der Ausgabe von Aktien an Führungskräften und Arbeitnehmer geschaffenen bedingten Kapitals darf 10% des Grundkapitals), das zur Zeit der Beschlussfassung vorhanden ist, nicht übersteigen.

Soweit die abgebende Aktionärin—je nach Präsenz in der Hauptversammlung der Gesellschaft—über eine faktische Dreiviertel-Mehrheit in der Hauptversammlung verfügt, kann sie Beschlussfassungen über Kapitalmaßnahmen mit ihren Stimmen herbeiführen (siehe "*Risikofaktoren—Risiken im Zusammenhang mit dem Angebot—Die Interessen der Hauptaktionäre der Gesellschaft könnten mit den Interessen der Anleger unvereinbar sein*").

ALLGEMEINE BESTIMMUNGEN ZU BEZUGSRECHTEN

Nach dem Aktiengesetz stehen jedem Aktionär grundsätzlich Bezugsrechte auf die im Rahmen einer Kapitalerhöhung neu auszugebenden Aktien zu (einschließlich Wandelschuldverschreibungen, Optionsanleihen, Genussrechten oder Gewinnschuldverschreibungen). Bezugsrechte sind frei übertragbar und es kann während eines festgelegten Zeitraums vor Ablauf der Bezugsfrist einen Handel der Bezugsrechte an den deutschen Wertpapierbörsen geben. Die Hauptversammlung kann mit der Mehrheit der abgegebenen Stimmen und gleichzeitiger Mehrheit von mindestens drei Vierteln des bei der Beschlussfassung vertretenen Grundkapitals die Bezugsrechte ausschließen. Für einen Bezugsrechtsausschluss ist darüber hinaus ein Bericht des Vorstands erforderlich, der zur Begründung des Bezugsrechtsausschlusses darlegen muss, dass das Interesse der Gesellschaft am Ausschluss des Bezugsrechts das Interesse der Aktionäre an der Einräumung des Bezugsrechts überwiegt. Ohne eine solche Rechtfertigung kann ein Ausschluss des Bezugsrechts bei Ausgabe neuer Aktien zulässig sein,

- wenn die Gesellschaft das Kapital gegen Bareinlagen erhöht;
- der Betrag der Kapitalerhöhung 10% des bestehenden Grundkapitals nicht übersteigt; und
- der Ausgabepreis der neuen Aktien den Börsenpreis nicht wesentlich unterschreitet.

Soweit die abgebende Aktionärin—je nach Präsenz in der Hauptversammlung der Gesellschaft—über eine faktische Dreiviertel-Mehrheit in der Hauptversammlung verfügt, kann sie Beschlüsse über den Ausschluss des Bezugsrechts mit ihren Stimmen herbeiführen (siehe "*Risikofaktoren—Risiken im Zusammenhang mit dem Angebot—Die Interessen der Hauptaktionäre der Gesellschaft könnten mit den Interessen der Anleger unvereinbar sein*").

ANZEIGEPFLICHTEN FÜR ANTEILSBESITZ

Mit Zulassung der Aktien zum Börsenhandel mit amtlicher Notierung an der Frankfurter Wertpapierbörse (siehe "*Das Angebot—Börsenzulassung*") unterliegt die MTU Aero Engines Holding AG als börsennotierte Gesellschaft den Bestimmungen des Wertpapierhandelsgesetzes. Das Wertpapierhandelsgesetz bestimmt, dass jede Person, die durch den Erwerb, die Veräußerung oder auf sonstige Weise 5%, 10%, 25%, 50% oder 75% der Stimmrechte an einer börsennotierten Gesellschaft erreicht, überschreitet oder unterschreitet, der Gesellschaft sowie der Bundesanstalt für Finanzdienstleistungsaufsicht unverzüglich, spätestens innerhalb von sieben Kalendertagen, das Erreichen, Überschreiten oder Unterschreiten der genannten Schwellenwerte sowie die Höhe ihres Stimmrechtsanteils schriftlich mitzuteilen hat. Die Gesellschaft muss diese Mitteilung unverzüglich, spätestens neun Kalendertage nach Zugang der Mitteilung, in einem überregionalen Börsenpflichtblatt veröffentlichen. In Verbindung mit diesen Erfordernis enthält das Wertpapierhandelsgesetz verschiedene Regeln, die die Zuordnung des Aktienbesitzes zu der Person sicherstellen sollen, die tatsächlich die mit den Aktien verbundenen Stimmrechte kontrolliert. Beispielsweise werden einem Unternehmen Aktien, die einem dritten Unternehmen gehören, zugerechnet, wenn Ersteres

Letzteres kontrolliert, ebenso Aktien, die von einem dritten Unternehmen für Rechnung des ersten oder einem von diesem kontrollierten Unternehmen gehalten werden. Unterbleibt die Mitteilung, ist der Aktionär für die Dauer des Versäumnisses von der Ausübung der mit diesen Aktien verbundenen Rechte (einschließlich Stimmrecht und dem Recht zum Bezug von Dividenden) ausgeschlossen. Außerdem kann bei Nichteinhaltung der Mitteilungspflicht eine Geldbuße verhängt werden.

WESENTLICHE BETEILIGUNGEN

Die nachfolgende Tabelle gibt einen Überblick über die Tochtergesellschaften der MTU Aero Engines Holding AG, deren Buchwert mindestens 10% des konsolidierten Eigenkapitals darstellen bzw. die mit mindestens 10% zum konsolidierten Jahresergebnis der MTU Aero Engines-Gruppe beitragen oder aus sonstigen Gründen wesentlich sind, und wichtige diese Tochtergesellschaften betreffende Unternehmensdaten. Die Anteile an diesen Tochtergesellschaften werden unmittelbar oder mittelbar zu 100% von der Gesellschaft gehalten. Die im Hinblick auf das Periodenergebnis angegebenen Werte (auf ganze Euro gerundet) sind den jeweiligen landesrechtlichen Abschlüssen bzw. Buchungssystemen entnommen.

Name, Sitz	Tätigkeitsbereich	Gezeichnetes Kapital per 31. Dezember 2004	Buchwert der Anteile per 31. Dezember 2004 gemäß IFRS	Rücklagen per 31. Dezember 2004 gemäß IFRS	Forderungen/ (Verbindlichkeiten) der MTU Aero Engines GmbH gegenüber den Tochtergesellschaften per 31. Dezember 2004 gemäß IFRS	Jahresüberschuss/ (-fehlbetrag) des jeweils letzten Geschäftsjahres per 31. Dezember 2004 gemäß IFRS	Gewinn -abführung im Geschäftsjahr 2004 gemäß HGB
		(in TEUR)					
MTU Maintenance Hannover GmbH, Langenhagen	Überholung, Instandhaltung und Reparatur von zivilen Luftfahrttriebwerken	15.339	138.429	123.090	-4.717	-8.780	8.756
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	Instandsetzung Luftfahrtantriebe, Neubaumontage von NDTs, Reparatur, Instandsetzung von Industriegasturbinen	10.226	105.415	95.189	18.815	-1.235	213
ATENA Engineering GmbH, München*	Ingenieur-Büro für Hochtechnologie-Dienstleistungen	25	4.290	4.265	-4	606	
RSZ Beteiligungs- und Verwaltungs GmbH, München	Vermögensverwaltung; Halten der Beteiligung an der Vericor Power Systems L.L.C.	25	13.427	13.402	0	-1	
MTU Aero Engines North America Inc., Rocky Hill, Connecticut, USA .	Entwicklung von Triebswerkskomponenten, Produktion von rotierenden Bauteilen wie Scheiben, Ringe und Wellen	800	5.515	4.576	0	-2.951	
MTU Maintenance Canada Ltd., Richmond, British Columbia, Canada .	Überholung, Instandhaltung und Reparatur von zivilen Luftfahrttriebwerken	18.480	0	-19.908	246	867	

* *Die Geschäftsanteile an der ATENA Engineering GmbH wurden mit Vertrag vom 17. Mai 2005 veräußert (siehe "Angaben über den jüngsten Geschäftsgang und die Geschäftsaussichten")*

Angaben über Geschäftsführungs- und Aufsichtsorgane der MTU Aero Engines Holding AG

Die Organe der Gesellschaft sind der Vorstand, der Aufsichtsrat und die Hauptversammlung. Die Kompetenzen dieser Organe sind im Aktiengesetz, der Satzung sowie in Geschäftsordnungen des Vorstands und Aufsichtsrats geregelt.

Der Vorstand führt die Geschäfte der Gesellschaft nach Maßgabe der Gesetze, der Satzung der Gesellschaft und der Geschäftsordnung für den Vorstand. Er vertritt die Gesellschaft gegenüber Dritten. Der Vorstand hat zu gewährleisten, dass innerhalb der MTU Aero Engines-Gruppe ein angemessenes Risikomanagement und Risikocontrolling eingerichtet ist, damit den Fortbestand der Gesellschaft gefährdende Entwicklungen frühzeitig erkannt werden. Der Vorstand berichtet dem Aufsichtsrat mindestens einmal jährlich über die beabsichtigte Geschäftspolitik und andere grundsätzliche Fragen der Unternehmensplanung (insbesondere die Finanz-, Investitions- und Personalplanung), wenn nicht Änderungen der Lage oder neue Fragen eine unverzügliche Berichterstattung gebieten. Insbesondere berichtet er über Abweichungen von den Kennzahlen für Auftragseingang, Umsatz, Cashflow, EBITDA und der Investitionssumme des jährlichen Wirtschaftsplans sowie der Erhöhung der in der jährlichen Personalkostenplanung vorgesehenen Mitarbeiterzahl um mehr als 5%. Der Vorstand berichtet in der Sitzung des Aufsichtsrats, in der über den Jahresabschluss verhandelt wird, über die Rentabilität der Gesellschaft, insbesondere die Rentabilität des Eigenkapitals sowie regelmäßig, mindestens vierteljährlich, über den Gang der Geschäfte, insbesondere den Umsatz, und die Lage der Gesellschaft. Generell berichtet der Vorstand dem Aufsichtsrat so rechtzeitig über Geschäfte, die für die Rentabilität oder Liquidität der Gesellschaft von erheblicher Bedeutung sein können, dass der Aufsichtsrat vor Vornahme der Geschäfte Gelegenheit hat, zu ihnen Stellung zu nehmen. Die Berichterstattung des Vorstands hat auch auf Tochterunternehmen und Gemeinschaftsunternehmen im Sinne von § 310 des Handelsgesetzbuchs einzugehen. Bei wichtigen Anlässen gemäß § 90 Abs. 1 Satz 3 Aktiengesetz berichtet der Vorstand an den Vorsitzenden des Aufsichtsrats. Als wichtiger Anlass ist auch ein dem Vorstand bekannt gewordener geschäftlicher Vorgang bei einem verbundenen Unternehmen anzusehen, der auf die Lage der Gesellschaft von erheblichem Einfluss sein kann.

Die gleichzeitige Mitgliedschaft in Vorstand und Aufsichtsrat ist bei der Aktiengesellschaft deutschen Rechts nicht zulässig.

Der Aufsichtsrat bestellt die Mitglieder des Vorstands und ist berechtigt, diese aus wichtigem Grund abzuberufen. Der Aufsichtsrat berät den Vorstand bei der Leitung des Unternehmens und überwacht dessen Geschäftsführung. Nach dem deutschen Aktiengesetz ist der Aufsichtsrat nicht zur Geschäftsführung berechtigt. Der Aufsichtsrat hat mit Beschluss vom 2. Mai 2005 eine Geschäftsordnung für den Vorstand erlassen, die vorsieht, dass der Vorstand bestimmte Geschäfte nur mit Zustimmung des Aufsichtsrats vornehmen darf. Zu den zustimmungsbedürftigen Geschäften gehören gegenwärtig:

- Verabschiedung der Jahresplanung und Festlegung des jährlichen Investitionsplans. Diese Budgetplanung ist Bestandteil einer Dreijahresplanung, die dem Aufsichtsrat jeweils fortgeschrieben vorgelegt wird.
- Bestellung von Generalbevollmächtigten für die Gesellschaft.
- Übernahme, Veräußerung oder Belastung von Beteiligungen an anderen Unternehmen mit einem Gegenstandswert von mehr als 10 Millionen Euro.
- Erwerb, Veräußerung und Belastung von Grundstücken, grundstücksgleichen Rechten und Rechten an Grundstücken mit einem Wert von mehr als 5 Millionen Euro.
- Übernahme von Bürgschaften, Garantien, Patronatserklärungen, Wechselverbindlichkeiten und Bestellung sonstiger Sicherheiten mit einem Wert von mehr als 10 Millionen Euro oder außerhalb der gewöhnlichen Geschäftstätigkeit.
- Beteiligung an Risk and Revenue Sharing-Partnerships, wenn das Gesamt-Investment (einschließlich Entry-Fees, Anlaufverlusten und R&D-Aufwendungen) in den ersten fünf Jahren 100 Millionen Euro übersteigt.
- Wesentliche Änderungen des Tätigkeitsbereichs der Gesellschaft.

- Begebung von oder Übernahme von Garantien für Schuldverschreibungen und langfristige Schuldscheindarlehen.
- Rechtsgeschäfte mit Angehörigen (§ 15 der Abgabenordnung) der Mitglieder des Vorstands, insbesondere Darlehensgeschäfte.
- Abschluss, Änderung oder Beendigung von Unternehmensverträgen i.S.d. §§ 291, 292 Aktiengesetz.
- Jede Gewährung von Spenden an politischen Parteien.
- Restrukturierungsmaßnahmen, die zur Schließung eines Standortes und dem Wegfall von mehr als 250 Arbeitsplätzen führen.
- Abschluß von Vergleichen und sonstigen Rechtsverzichten, die eine Zahlung der Gesellschaft von mehr als 10 Millionen Euro auslösen.
- Spekulative Treasurygeschäfte, insbesondere Geschäfte mit Derivaten und Devisentermingeschäften mit einem Risiko von mehr als einer Million Euro. Treasurygeschäfte sind dann als spekulativ anzusehen, wenn ihnen kein entsprechendes operatives Geschäfts zugrunde liegt und sie demzufolge nicht dazu dienen, vorhandene Risiken in geeigneter Form abzusichern. Spekulativ sind auch Geldanlagen in Anlageformen, deren Rating schlechter als "Investmentgrade" ist.
- Sonstige Geschäfte, die in vergleichbarer Weise geeignet sind, die Vermögens-, Finanz- und/oder Ertragslage oder die Risikoposition der Gesellschaft grundlegend zu verändern oder die außerhalb des gewöhnlichen Geschäftsbetriebs der Gesellschaft liegen.

Den Mitgliedern des Vorstands und des Aufsichtsrats obliegen Treue- und Sorgfaltspflichten gegenüber der Gesellschaft. Dabei ist von den Mitgliedern dieser Organe ein weites Spektrum von Interessen, insbesondere der Gesellschaft, ihrer Aktionäre, ihrer Mitarbeiter und ihrer Gläubiger zu beachten. Der Vorstand muss zudem das Recht der Aktionäre auf Gleichbehandlung und gleichmäßige Information berücksichtigen. Verstoßen die Mitglieder des Vorstands oder des Aufsichtsrats gegen ihre Pflichten, so haften sie gegenüber der Gesellschaft gesamtschuldnerisch auf Schadensersatz. Für die Mitglieder des Vorstands und des Aufsichtsrats besteht Versicherungsschutz über eine D&O-Versicherung.

Grundsätzlich hat ein Aktionär keine Möglichkeit, gegen Mitglieder des Vorstands oder des Aufsichtsrats direkt vorzugehen, falls er der Auffassung ist, dass diese ihre Pflichten gegenüber der Gesellschaft verletzt haben. Lediglich die Gesellschaft hat das Recht, Schadensersatz von den Mitgliedern des Vorstands oder des Aufsichtsrats zu verlangen. Die Gesellschaft kann erst drei Jahre nach dem Entstehen des Anspruchs und nur dann auf Ersatzansprüche verzichten oder sich darüber vergleichen, wenn die Aktionäre dies in der Hauptversammlung mit einfacher Stimmenmehrheit beschließen und wenn nicht eine Minderheit von Aktionären, deren Anteile zusammen 10% des Grundkapitals erreichen oder übersteigen, Widerspruch zur Niederschrift erhebt.

Nach deutschem Recht ist es den einzelnen Aktionären (wie jeder anderen Person) untersagt, ihren Einfluss auf die Gesellschaft dazu zu benutzen, ein Mitglied des Vorstands oder des Aufsichtsrats zu einer für die Gesellschaft schädlichen Handlung zu bestimmen. Aktionäre mit einem beherrschenden Einfluss dürfen ihren Einfluss nicht dazu nutzen, die Gesellschaft zu veranlassen, gegen ihre Interessen zu verstoßen, es sei denn, die daraus entstehenden Nachteile werden ausgeglichen. Wer unter Verwendung seines Einflusses ein Mitglied des Vorstands oder des Aufsichtsrats, einen Prokuristen oder einen Handlungsbevollmächtigten dazu veranlasst, zum Schaden der Gesellschaft oder ihrer Aktionäre zu handeln, ist der Gesellschaft und den Aktionären zum Ersatz des ihnen daraus entstehenden Schadens verpflichtet. Daneben haften die Mitglieder des Vorstands und des Aufsichtsrats gesamtschuldnerisch, wenn sie unter Verletzung ihrer Pflichten gehandelt haben.

Als Gründer der Gesellschaft gelten gemäß § 245 Abs. 1 des Umwandlungsgesetzes die abgebende Aktionärin und die Beteiligungs-KG als diejenigen Gesellschafter, die für die Umwandlung der Gesellschaft in die Rechtsform einer Aktiengesellschaft gestimmt haben.

VORSTAND

Gemäß der Satzung der Gesellschaft besteht der Vorstand aus mindestens zwei Mitgliedern. Die Anzahl der Vorstandsmitglieder wird im Übrigen vom Aufsichtsrat bestimmt. Gegenwärtig besteht der Vorstand der Gesellschaft aus vier Mitgliedern.

Die Mitglieder des Vorstands tragen gemäß der gegenwärtigen Geschäftsordnung des Vorstands gemeinsam die Verantwortung für die gesamte Geschäftsführung. Jedem Mitglied ist ein Geschäftsbereich zugewiesen. Das einzelne Mitglied des Vorstands führt den ihm zugewiesenen Geschäftsbereich im Rahmen der Vorstandsbeschlüsse in eigener Verantwortung. Soweit Maßnahmen und Geschäfte eines Geschäftsbereichs zugleich einen oder mehrere andere Geschäftsbereiche betreffen, muss sich das Mitglied des Vorstands zuvor mit dem anderen Vorstandsmitglied abstimmen. Über alle Angelegenheiten, in denen das Gesetz, die Satzung oder diese Geschäftsordnung des Vorstands eine Entscheidung durch den Vorstand vorsehen, beschließt der Gesamtvorstand. Hierzu gehören insbesondere Angelegenheiten, die von besonderer Bedeutung und Tragweite für die Gesellschaft oder ihre Konzernunternehmen sind, sowie solche, mit denen ein außergewöhnliches wirtschaftliches Risiko verbunden ist. Der Vorstand beschließt mit einfacher Mehrheit seiner Mitglieder, soweit nicht im Gesetz oder der Satzung andere Mehrheiten zwingend vorgeschrieben sind; bei Stimmengleichheit gibt dann die Stimme des Vorsitzenden des Vorstands den Ausschlag.

Der Aufsichtsrat kann gemäß der Satzung der Gesellschaft ein Vorstandsmitglied zum Vorsitzenden des Vorstands ernennen. Dem Vorsitzenden des Vorstands obliegt gemäß der gegenwärtigen Geschäftsordnung des Vorstands die Koordination aller Geschäftsbereiche des Vorstands. Er hat darauf hinzuwirken, dass die Führung aller Geschäftsbereiche einheitlich auf die durch die Beschlüsse des Vorstands festgelegten Ziele ausgerichtet wird. Von den Mitgliedern des Vorstands kann er jederzeit Auskünfte über einzelne Angelegenheiten ihrer Geschäftsbereiche verlangen und bestimmen, dass er über bestimmte Arten von Geschäften im Vorhinein unterrichtet wird. Der Vorsitzende des Vorstands repräsentiert den Vorstand und die Gesellschaft gegenüber der Öffentlichkeit, insbesondere gegenüber Behörden, Verbänden, Wirtschaftsorganisationen und Publikationsorganen. Er kann diese Aufgaben für bestimmte Arten von Angelegenheiten oder im Einzelfall auf ein anderes Mitglied des Vorstands übertragen. Dem Vorsitzenden des Vorstands obliegt die Federführung für den Vorstand in der Zusammenarbeit mit dem Aufsichtsrat und dessen Mitgliedern. Er sorgt dafür, dass der Vorsitzende des Aufsichtsrats regelmäßig über den Gang der Geschäfte und die Lage der Gesellschaft unterrichtet wird. Bei wichtigen Anlässen und bei geschäftlichen Angelegenheiten, die auf die Lage der Gesellschaft von erheblichem Einfluss sein können, hat er dem Vorsitzenden des Aufsichtsrats unverzüglich zu berichten. Bei Verhinderung des Vorsitzenden des Vorstands nimmt ein etwa ernannter stellvertretender Vorsitzender und andernfalls das an Lebensjahren älteste Vorstandsmitglied die Rechte und Pflichten des Vorsitzenden (außer dessen Recht zum Stichentscheid bei Stimmengleichheit bei Vorstandsentscheidungen) wahr.

Die Mitglieder des Vorstands werden vom Aufsichtsrat für eine Amtszeit von höchstens fünf Jahren bestellt. Eine wiederholte Bestellung oder Verlängerung der Amtszeit, jeweils für höchstens fünf Jahre, ist zulässig. Gemäß der Geschäftsordnung des Aufsichtsrats gilt für die Mitglieder des Vorstands eine Altersgrenze von 65 Jahren. Der Aufsichtsrat kann die Bestellung eines Vorstandsmitglieds vor Ablauf der Amtszeit widerrufen, wenn ein wichtiger Grund vorliegt, etwa bei grober Pflichtverletzung oder wenn die Hauptversammlung dem Vorstandsmitglied das Vertrauen entzieht.

Der Aufsichtsrat der Gesellschaft hat mit Beschluss vom 2. Mai 2005 eine Geschäftsordnung für den Vorstand erlassen.

Die Gesellschaft wird durch zwei Vorstandsmitglieder oder ein Vorstandsmitglied gemeinsam mit einem Prokuristen vertreten.

Dem Vorstand der Gesellschaft gehören gegenwärtig an:

Udo Stark (Vorsitzender des Vorstands) (57 Jahre): Nach dem Studium der Betriebswirtschaft in Tübingen und Saarbrücken mit dem Abschluss als Diplom-Kaufmann begann Stark seine berufliche Laufbahn im Jahre 1970 bei den Röchlingschen Eisen- und Stahlwerken. Von 1971 bis 1973 absolvierte er ein MBA-Programm an der Harvard Business School in Boston. Im Anschluss daran war Stark bis 1991 beim

Niederländischen Akzo-Nobel-Konzern tätig. Zuletzt als Vorstandsvorsitzender der Enka AG/bv mit weltweiter Verantwortung für das Chemiefaser—und Kunststoffgeschäft. Bei der Frankfurter AGIV AG war er von 1991 bis 2000 Vorsitzender des Vorstands. Im Jahre 2001 wurde Stark Vorsitzender des Gesellschafter—Ausschusses der Messer Griesheim GmbH. Von 2003 bis 2004 war er Vorsitzender des Vorstands der MG Technologies AG. Stark ist seit dem 1. Januar 2005 Vorsitzender der Geschäftsleitung der MTU Aero Engines GmbH und wurde im Rahmen des Formwechsels der Gesellschaft in eine Aktiengesellschaft im Mai 2005 zum Vorsitzenden des Vorstands bestellt.

Reiner Winkler (Mitglied des Vorstands) (43 Jahre) Winkler absolvierte ein Betriebswirtschafts-Studium an der Philipps-Universität Marburg/Lahn, das er als Diplom-Kaufmann abschloss. Seine berufliche Laufbahn begann er 1985 im Zentralbereich Betriebswirtschaft/Organisation der Siemens AG, München. 1988 erfolgte ein Wechsel in den Bereich Konzernplanung- und Controlling zur Daimler-Benz AG, der heutigen DaimlerChrysler AG. 1993 wechselte er zur TEMIC Telefunken microelecronic GmbH, einer Tochtergesellschaft von DaimlerChrysler, wo er nach verschiedenen Stationen im Finanz- und Controllingbereich 1998 Geschäftsführer Finanzen/Controlling wurde. Im Jahre 2001 wurde Winkler Geschäftsführer der MTU Aero Engines GmbH, zuständig für Finanzen/Controlling. Winkler wurde im Rahmen des Formwechsels der Gesellschaft in eine Aktiengesellschaft im Mai 2005 zum Mitglied des Vorstands bestellt und ist zuständig für das Ressort Finanzen/Personal und IT (CFO).

Dr. Michael Süß (Mitglied des Vorstands) (41 Jahre) Dr. Süß studierte an der Technischen Universität in München Maschinenbau mit Schwerpunkt Fertigungs- und Betriebstechnik und begann seine berufliche Laufbahn 1986 bei der BMW AG. 1994 promovierte er am Institut für Arbeitswissenschaften an der Technischen Hochschule Kassel zum Dr. rer. pol. und wechselte 1995 als technischer Geschäftsführer zur IDRA AG in Brescia/Italien. Zum Jahresende 1995 übernahm Dr. Süß die Leitung Fabrikplanung bei der Porsche AG, wurde danach Leiter Zerspannung und Mechanische Fertigung im Motorenbau und anschließend Leiter "Costcenter Aggregate". Von 1999 bis 2001 war er im Vorstand der Mössner AG tätig und leitete nach der Übernahme des Unternehmens durch den Georg-Fischer (GF) Konzern als Vorsitzender der Geschäftsleitung die Integration der Unternehmensgruppe in den GF Konzern. Zum 1. Oktober 2001 wurde Dr. Süß zum Geschäftsführer der Gesellschaft bestellt. Dr. Süß wurde im Rahmen des Formwechsels der Gesellschaft in eine Aktiengesellschaft im Mai 2005 zum Mitglied des Vorstands bestellt, wo er für das Ressort Technik (COO) verantwortlich ist.

Bernd Kessler (Mitglied des Vorstands) (47 Jahre) Kessler studierte an der Fachhochschule Konstanz Maschinenbau, Fachrichtung Betriebs- und Fertigungstechnik mit dem Abschluss als Diplom-Ingenieur. Von 1990 bis 1993 absolvierte er ein MBA-Studium an der City University Bellevue, USA, sowie im Jahre 1996 ein Executive Training Programme an der Harvard Business School, Boston, USA. Seine berufliche Laufbahn begann Kessler 1984 bei der AlliedSignal Aerospace GmbH, Raunheim. 1994 wechselte er zu AlliedSignal Aerospace Services und wurde dort Geschäftsführer der Components North America in Anniston, Alabama, USA. 1996 übernahm Kessler die Geschäftsführerposition Aftermarket Europe bei AlliedSignal Aerospace Services, Europe, und war ab 1999 als Vice President & General Manager bei Honeywell Aerospace, Phoenix, Arizona, USA, tätig, wo er den globalen Geschäftsbereich Honeywell After Market Service leitete. Kessler ist seit 1. August 2004 in der Geschäftsführung der Gesellschaft und wurde im Rahmen des Formwechsels der Gesellschaft in eine Aktiengesellschaft im Mai 2005 zum Mitglied des Vorstands bestellt. Er ist für das Geschäftsfeld Zivile Instandhaltung verantwortlich.

Die Mitglieder des Vorstands sind unter der Geschäftsadresse der Gesellschaft zu erreichen.

Im Geschäftsjahr 2004 beliefen sich die Gesamtbezüge aller Geschäftsführer der Gesellschaft auf TEUR 3.728 (inklusive der von Konzerngesellschaften gezahlten Bezüge). Für sie sind Pensionsrückstellungen in Höhe von TEUR 921 gebildet. Die Bezüge der Vorstandsmitglieder bestimmen sich zukünftig auf der Grundlage eines Vergütungssystems, das neben einer Grundvergütung eine jährliche variable Vergütung in Höhe von 0% bis 100% der Grundvergütung vorsieht. Die variable Vergütung ist an die Erreichung bestimmter Ergebniskennzahlen geknüpft.

Gegen die Mitglieder des Vorstands wurden in den letzten fünf Jahren keinerlei Verurteilungen oder strafrechtliche Sanktionen wegen der Verletzung in- oder ausländischer Bestimmungen des Straf- oder Kapitalmarktrechts verhängt.

Die Vorstandsmitglieder und Dr. Klaus Steffens als Mitglied des Aufsichtsrates halten gegenwärtig durchgerechnet (indirekt) ca. 6,42% der Aktien der Gesellschaft und damit insgesamt 2.568.000 Aktien der Gesellschaft, ohne Berücksichtigung der Kapitalerhöhung im Zusammenhang mit dem Angebot (zum Managementbeteiligungsprogramm siehe auch "*Allgemeine Angaben über die MTU Aero Engines Holding AG—Managementbeteiligungsprogramm*").

Im Rahmen des Angebots haben die Mitglieder des Vorstands der Gesellschaft die Möglichkeit erhalten, Aktien zum Kaufpreis bevorrechtigt zu erwerben (siehe "*Das Angebot-Bevorrechtigte Zuteilung*").

Die Gesellschaft hat Vorstandsmitgliedern derzeit weder Darlehen gewährt noch Bürgschaften oder Gewährleistungen für sie übernommen. Die Vorstandsmitglieder waren und sind nicht an Geschäften der Gesellschaft außerhalb deren Geschäftstätigkeit oder an anderen der Form oder der Sache nach ungewöhnlichen Geschäften der Gesellschaft während des laufenden und des vorhergehenden Geschäftsjahres oder an derartigen ungewöhnlichen Geschäften, die noch nicht endgültig abgeschlossen sind, in weiter zurückliegenden Geschäftsjahren beteiligt.

AUFSICHTSRAT

Der Aufsichtsrat besteht gemäß der Satzung der Gesellschaft sowie §§ 95, 96 Aktiengesetz, § 7 Abs. 1 i.V.m. § 5 Abs.1 Mitbestimmungsgesetz aus zwölf Mitgliedern, und zwar aus sechs Mitgliedern der Anteilseigner, die von den Aktionären in der Hauptversammlung nach Maßgabe der Vorschriften des Aktiengesetzes gewählt werden, und sechs Mitgliedern der Arbeitnehmer, deren Wahl sich nach den Bestimmungen des Mitbestimmungsgesetzes 1976 richtet.

Dem Aufsichtsrat dürfen gemäß der Satzung der Gesellschaft nicht mehr als zwei ehemalige Mitglieder des Vorstands angehören. Soweit die Hauptversammlung nicht bei der Wahl einen kürzeren Zeitraum beschließt, erfolgt die Wahl der Aufsichtsratsmitglieder und gegebenenfalls deren Ersatzmitglieder gemäß der Satzung der Gesellschaft in Verbindung mit § 102 Aktiengesetz für die Zeit bis zur Beendigung derjenigen Hauptversammlung, die über die Entlastung des Aufsichtsrats für das vierte Geschäftsjahr nach dem Beginn der Amtszeit beschließt, wobei das Geschäftsjahr, in dem die Amtszeit beginnt, nicht mitgerechnet wird.

Die Wahl eines Nachfolgers eines vor Ablauf der Amtszeit ausgeschiedenen Aufsichtsratsmitglieds erfolgt für den Rest der Amtszeit des ausgeschiedenen Aufsichtsratsmitglieds, soweit die Hauptversammlung die Amtszeit des Nachfolgers nicht abweichend bestimmt. Mit der Wahl eines Aufsichtsratsmitglieds kann gleichzeitig ein Ersatzmitglied bestellt werden, das in den Aufsichtsrat nachrückt, wenn das Aufsichtsratmitglied vorzeitig ausscheidet, ohne dass ein Nachfolger bestellt ist. Das Amt eines in den Aufsichtsrat nachgerückten Aufsichtsratsmitglieds der Anteilseigner erlischt, sobald ein Nachfolger für das ausgeschiedene Aufsichtsratsmitglied bestellt ist, spätestens jedoch mit Ablauf der Amtszeit des ausgeschiedenen Aufsichtsratsmitglieds.

Nach der Satzung der Gesellschaft kann jedes Mitglied oder Ersatzmitglied des Aufsichtsrats sein Amt durch eine an den Vorsitzenden des Aufsichtsrats oder an den Vorstand zu richtende schriftliche Erklärung zum Ende des auf die Erklärung folgenden Kalendermonats auch ohne wichtigen Grund niederlegen. Der Vorsitzende des Aufsichtsrats—oder im Falle einer Amtsniederlegung dessen Stellvertreter—kann einer Verkürzung der Niederlegungsfrist oder einem Verzicht auf ihre Wahrung zustimmen. Die Amtszeit eines Aufsichtsratsmitglieds endet gemäß der Satzung der Gesellschaft in jedem Fall mit Ablauf der ordentlichen Hauptversammlung, die auf die Vollendung des 70. Lebensjahres folgt.

Der Aufsichtsrat wählt nach Maßgabe des § 27 Abs. 1 und 2 Mitbestimmungsgesetz 1976 aus seiner Mitte einen Vorsitzenden und einen Stellvertreter. Die Amtszeit des Vorsitzenden und des Stellvertreters entspricht, soweit nicht bei der Wahl eine kürzere Amtszeit bestimmt wird, ihrer Amtszeit als Mitglied des Aufsichtsrats. Die Wahl soll im Anschluss an die Hauptversammlung, in der die von der Hauptversammlung zu wählenden Aufsichtsratsmitglieder neu bestellt worden sind, erfolgen; zu dieser Sitzung bedarf es keiner besonderen Einladung. Scheidet der Vorsitzende oder sein Stellvertreter vorzeitig aus dem Amt aus, so hat der Aufsichtsrat unverzüglich eine Neuwahl für die restliche Amtszeit des Ausgeschiedenen vorzunehmen.

Dem Aufsichtsratsvorsitzenden, im Falle seiner Verhinderung seinem Stellvertreter, obliegt die Einberufung und die Leitung der Aufsichtsratssitzungen. Der Aufsichtsrat ist beschlussfähig, wenn nach der ordnungsgemäßen Einladung aller Mitglieder mindestens die Hälfte der Mitglieder, aus denen er insgesamt zu bestehen hat, an der Beschlussfassung teilnimmt. Ein Mitglied nimmt auch an der Beschlussfassung teil, wenn es sich der Stimme enthält.

Der Aufsichtsrat beschließt mit der einfachen Mehrheit der abgegebenen Stimmen, soweit nicht durch Gesetz andere Mehrheiten zwingend vorgeschrieben sind. Dies gilt auch für Wahlen. Ergibt eine Abstimmung im Aufsichtsrat Stimmgleichheit, so hat bei einer erneuten Abstimmung der Aufsichtsratsvorsitzende bei Stimmgleichheit zwei Stimmen. Dem Stellvertreter des Aufsichtsratsvorsitzenden steht die zweite Stimme nicht zu.

Der Aufsichtsrat der Gesellschaft hat sich mit Beschluss vom 2. Mai 2005 eine Geschäftsordnung gegeben.

Der Aufsichtsrat kann aus seiner Mitte—neben dem zwingend einzurichtenden Vermittlungsausschuss—weitere Ausschüsse bilden, denen, soweit gesetzlich zulässig, Entscheidungsbefugnisse des Aufsichtsrats übertragen werden können. Derzeit hat der Aufsichtsrat drei Ausschüsse gebildet, den gemäß § 27 Abs. 3 Mitbestimmungsgesetz zu bildenden Vermittlungsausschuss, einen Personalausschuss und einen Prüfungsausschuss. Der Vermittlungsausschuss nimmt die in § 31 Abs. 3 Mitbestimmungsgesetz bezeichnete Aufgabe wahr, im Falle, dass eine Bestellung von Vorstandsmitgliedern mit der erforderlichen Zwei-Drittel-Mehrheit nicht zustande kommt, einen Bestellungsvorschlag zu unterbreiten, über den anschließend vom Aufsichtsrat mit einfacher Mehrheit beschlossen werden kann. Der Personalausschuss bereitet unter anderem die Personalentscheidungen des Aufsichtsrats vor, insbesondere die Bestellung und Abberufung von Vorstandsmitgliedern sowie die Ernennung des Vorstandsvorsitzenden. Weiterhin beschließt er anstelle des Aufsichtsrats über den Abschluss, die Änderung und Beendigung der Anstellungs- und Pensionsverträge der Vorstandsmitglieder sowie deren Vergütung. Der Prüfungsausschuss bereitet unter anderem die Entscheidungen des Aufsichtsrats über die Feststellung des Jahresabschlusses und die Billigung des Konzernabschlusses vor. Zudem bereitet der Prüfungsausschuss die Vereinbarung mit dem Abschlussprüfer (insbesondere den Prüfungsauftrag, die Festlegung von Prüfungsschwerpunkten und die Honorarvereinbarung) vor. Er trifft geeignete Maßnahmen, um die Unabhängigkeit des Abschlussprüfers festzustellen und zu überwachen. Im Übrigen unterstützt der Prüfungsausschuss den Aufsichtsrat bei der Überwachung der Geschäftsführung und befasst sich insbesondere mit den Fragen des Risikomanagements.

Angaben über Geschäftsführungs- und Aufsichtsorgane der MTU Aero Engines Holding AG

Die Namen und Haupttätigkeiten der gegenwärtigen Mitglieder des Aufsichtsrats der MTU Aero Engines Holding AG sind:

Name	Tätigkeit	Weitere Aufsichtsratsmandate bzw. Mandate bei vergleichbaren in- und ausländischen Kontrollgremien von Wirtschaftsunternehmen
Johannes P. Huth	Managing Director von Kohlberg Kravis Roberts & Co. Ltd.	A.T.U. Auto-Teile-Unger Holding GmbH Demag Cranes & Components GmbH Demag Holding S.a.r.l. Deutsche Umwelt Investment AG Duales System Deutschland AG Mannesmann Plastics Machinery GmbH MTU Aero Engines GmbH Zumtobel AG
Reinhard Gorenflos	Managing Director von Kohlberg Kravis Roberts & Co. Ltd.	Demag Holding S.a.r.l. Demag Cranes & Components GmbH Duales System Deutschland AG Mannesmann Plastics Machinery GmbH MTU Aero Engines GmbH Zumtobel AG
Oliver Haarmann	Fondsmanager, Kohlberg Kravis Roberts & Co. Ltd.	A.T.U. Auto-Teile-Unger Holding GmbH Duales System Deutschland AG Mannesmann Plastics Machinery GmbH MTU Aero Engines GmbH
Prof. Dr. Walter Kröll	Präsident der Helmholtz-Gemeinschaft Deutscher Forschungszentren v.V.	Wincor Nixdorf AG Siemens AG MTU Aero Engines GmbH
Prof. Dr. Sigmar Wittig	Vorstandsvorsitzender der DLR Deutsches Zentrum für Luft- und Raumfahrt	MTU Aero Engines GmbH
Dr. Klaus Steffens	Diplom-Ingenieur	MTU Aero Engines GmbH
Günter Sroka	Vorsitzender des Konzernbetriebsrats der MTU Aero Engines GmbH	MTU Aero Engines GmbH
Josef Hillreiner	Stellvertretender Betriebsratsvorsitzender der MTU Aero Engines GmbH	MTU Aero Engines GmbH
Babette Haas	Leiterin des Ressorts Betriebswirtschaft, IG Metall Vorstand	EDAG Engineering & Design AG MTU Aero Engines GmbH Harmann Becker Automotive Systems GmbH
Josef Mailer	Freigestellter Betriebsrat der MTU Aero Engines GmbH	MTU Aero Engines GmbH
Michael Keller	Senior Vice President Rotor/Stator/ Production Service Representative of Management	MTU Aero Engines GmbH
Harald Flassbeck	Erster Bevollmächtigter der IG Metall Verwaltungsstelle München	MTU Aero Engines GmbH MAN Nutzfahrzeuge

Die Mitglieder des Aufsichtsrats waren zum Zeitpunkt des Formwechsels der Gesellschaft in eine Aktiengesellschaft bereits Mitglieder des Aufsichtsrats der Gesellschaft (damals noch in der Rechtsform einer GmbH) und sind gemäss § 203 Satz 1 Umwandlungsgesetz für den Rest ihrer Wahlzeit als Mitglieder des Aufsichtsrats der Aktiengesellschaft im Amt geblieben. Von der Möglichkeit einer vorzeitigen Beendigung des Amtes nach § 203 Satz 2 Umwandlungsgesetz wurde kein Gebrauch gemacht. Die Aufsichtsratsmitglieder der Anteilseigner sind bis zur Beendigung der Hauptversammlung bestellt, die über ihre Entlastung für das Geschäftsjahr 2008 entscheidet. Die Aufsichtsratsmitglieder der Arbeitnehmer sind bis zur Beendigung der Hauptversammlung bestellt, die über ihre Entlastung für das Geschäftsjahr 2008 entscheidet.

Die Mitglieder des Aufsichtsrats sind über die Geschäftsadresse der Gesellschaft zu erreichen.

Die Mitglieder des Aufsichtsrats erhalten eine feste, nach Ablauf des Geschäftsjahres zahlbare Jahresvergütung in Höhe von EUR 30.000. Die Vergütung beträgt für den Vorsitzenden das Dreifache und für seinen Stellvertreter das Eineinhalbfache der vorgenannten Vergütung. Mitglieder des Aufsichtsrats, die einem Ausschuss angehören, erhalten zusätzlich EUR 5.000 und, sofern sie den Vorsitz des Ausschusses innehaben, zusätzlich weitere EUR 10.000. Dies gilt nicht für die Mitgliedschaft in dem zur Wahrnehmung der in § 31 Abs. 3 MitbestG 1976 bezeichneten Aufgabe gebildeten Ausschuss, die mit keiner zusätzlichen Vergütung verbunden ist. Mitglieder des Aufsichtsrats, die nur während eines Teils des Geschäftsjahres dem Aufsichtsrat angehören oder die Funktion des Vorsitzenden oder stellvertretenden Vorsitzenden wahrgenommen haben, erhalten für jeden angefangenen Monat eine anteilige Vergütung. Zusätzlich zu der Jahresvergütung erhalten die Mitglieder des Aufsichtsrats für Sitzungen des Aufsichtsrats und eines seiner Ausschüsse, denen sie angehören, ein Sitzungsgeld in Höhe von EUR 3.000 pro Sitzung, jedoch höchstens EUR 3.000 je Kalendertag. Die Gesellschaft erstattet den Aufsichtsratsmitgliedern auf Nachweis erforderliche Auslagen. Die Umsatzsteuer wird von der Gesellschaft erstattet, soweit die Mitglieder des Aufsichtsrats berechtigt sind, die Umsatzsteuer gesondert in Rechnung zu stellen und dieses Recht ausüben. Die Gesellschaft gewährt den Aufsichtsratsmitgliedern angemessenen Versicherungsschutz; insbesondere schließt die Gesellschaft zugunsten der Aufsichtsratsmitglieder eine D&O-Versicherung ab.

Die Aufsichtsratsmitglieder halten derzeit keine Aktien der Gesellschaft. Die Aufsichtsratsmitglieder Johannes P. Huth, Reinhard Gorenflos und Oliver Haarmann sind jedoch mittelbar an der abgebenden Aktionärin beteiligt. Ferner ist das Aufsichtsratsmitglied Dr. Klaus Steffens an der Beteiligungs-KG beteiligt. Im Rahmen des Angebotes haben die Mitglieder des Aufsichtsrats der Gesellschaft die Möglichkeit erhalten, Aktien zum Kaufpreis bevorrechtigt zu erwerben (siehe "*Das Angebot—Bevorrechtigte Zuteilung*"). Die Gesellschaft hat Aufsichtsratsmitgliedern weder Darlehen gewährt noch Bürgschaften oder Gewährleistungen für sie übernommen. Die Aufsichtsratsmitglieder waren und sind nicht an Geschäften der Gesellschaft außerhalb deren Geschäftstätigkeit oder an anderen der Form oder der Sache nach ungewöhnlichen Geschäften der Gesellschaft während des laufenden und des vorhergehenden Geschäftsjahres oder an derartigen ungewöhnlichen Geschäften, die noch nicht endgültig abgeschlossen sind, in weiter zurückliegenden Geschäftsjahren beteiligt.

HAUPTVERSAMMLUNG

Die Hauptversammlung findet am Sitz der Gesellschaft, in einer Stadt im Bundesgebiet mit mehr als 100.000 Einwohnern oder im Umkreis von 50 Kilometern um den Sitz der Gesellschaft statt.

Jede Stückaktie gewährt in der Hauptversammlung eine Stimme. Nach dem Aktienrecht erfordern Beschlüsse von grundlegender Bedeutung neben der Mehrheit der abgegebenen Stimmen auch eine Mehrheit von mindestens drei Vierteln des bei der Beschlussfassung vertretenen Grundkapitals. Zu diesen Beschlüssen mit grundlegender Bedeutung gehören insbesondere:

- Kapitalerhöhung mit Ausschluss des Bezugsrechts,
- Kapitalherabsetzungen,
- die Schaffung von genehmigtem oder bedingtem Kapital,
- Auf- oder Abspaltung sowie die Übertragung des gesamten Vermögens der Gesellschaft,
- der Abschluss von Unternehmensverträgen (insbesondere Beherrschungs- und Ergebnisabführungsverträge),
- der Wechsel der Rechtsform der Gesellschaft und
- die Auflösung der Gesellschaft.

Soweit die abgebende Aktionärin—je nach Präsenz in der Hauptversammlung der Gesellschaft—über eine faktische Dreiviertel-Mehrheit in der Hauptversammlung verfügt, kann sie Beschlussfassungen über Kapitalmaßnahmen mit ihren Stimmen herbeiführen (siehe "*Risikofaktoren—Risiken im Zusammenhang mit dem Angebot—Die Interessen der Hauptaktionäre der Gesellschaft könnten mit den Interessen der Anleger unvereinbar sein*").

Die Einberufung der Hauptversammlung kann durch den Vorstand, den Aufsichtsrat oder durch Aktionäre, deren Anteile zusammen 5% des Grundkapitals erreichen, veranlasst werden. Sofern das Wohl der Gesellschaft es erfordert, hat der Aufsichtsrat eine Hauptversammlung einzuberufen. Die jährliche ordentliche Hauptversammlung findet innerhalb der ersten acht Monate jedes Geschäftsjahres statt. Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind nach der Satzung der Gesellschaft diejenigen Aktionäre berechtigt, die im Aktienregister der Gesellschaft eingetragen sind und ihre Aktien spätestens am siebten Tag vor der Hauptversammlung bei der Gesellschaft angemeldet haben.

Weder das deutsche Recht noch die Satzung der Gesellschaft beschränkt das Recht nicht in Deutschland ansässiger oder ausländischer Inhaber von Aktien, die Aktien zu halten oder die mit ihnen verbundenen Stimmrechte auszuüben.

CORPORATE GOVERNANCE

Die Gesellschaft beabsichtigt, den Empfehlungen des Deutschen Corporate Governance Kodex in der derzeit geltenden Fassung vom 21. Mai 2003 weitgehend zu folgen und wird während des laufenden Geschäftsjahres eine entsprechende Erklärung nach § 161 Aktiengesetz abgeben und dauerhaft zugänglich machen.

VERHÄLTNIS ZUR ABGEBENDEN AKTIONÄRIN

Großaktionärin der Gesellschaft war vor Durchführung des Angebots die Blade Lux Holding Two S.à r.l., die insgesamt ca. 91,86% der Aktien an der Gesellschaft vor Beginn des Angebots hielt (36.742.080 Stückaktien). Die restlichen 8,14% (3.257.920 Stückaktien) wurden vor Beginn des Angebots von der Beteiligungs-KG gehalten.

Sämtliche Anteile an der Blade Lux Holding Two S.à r.l. werden von der Blade Lux Holding One S.à r.l., Luxemburg, einer Kapitalgesellschaft luxemburgischen Rechts, gehalten. Gesellschafter der Blade Lux Holding One S.à r.l. sind KKR European Fund L.P. (75%), KKR Millenium Fund (Overseas) L.P. (24,04%) und KKR Partners (International) L.P. (0,96%).

Nach Abschluss des Angebots, d.h. nach Durchführung der Kapitalerhöhung um 15,0 Mio. Stückaktien und der Platzierung der Neuen Aktien, der bis zu 16,0 Mio. Altaktien sowie der bis zu 4,65 Mio. Greenshoe-Aktien, wird der Anteil der Blade Lux Holding Two S.à r.l., je nach Anzahl der tatsächlich platzierten Aktien, auf bis zu 29,26% (16.092.080 Stückaktien) sinken.

Die Blade Lux Holding Two S.à r.l. kann beherrschenden Einfluss auf die Gesellschaft ausüben. Solange die Blade Lux Holding Two S.à r.l. einen beherrschenden Einfluss auf die Gesellschaft ausübt, ist der Vorstand der Gesellschaft—wie bei anderen deutschen Aktiengesellschaften mit einem beherrschenden Gesellschafter—nach den Bestimmungen des Aktiengesetzes verpflichtet, über die Beziehungen der Gesellschaft zu der Blade Lux Holding Two S.à r.l. und ihren verbundenen Unternehmen einen jährlichen Abhängigkeitsbericht zu erstellen. Dieser Abhängigkeitsbericht, der den Schutz der Gesellschaftsgläubiger und außenstehenden Aktionäre bezweckt, muss eine Erklärung darüber enthalten, ob die Gesellschaft bei allen Rechtsgeschäften mit der Blade Lux Holding Two S.à r.l. und ihren verbundenen Unternehmen eine angemessene Gegenleistung erhalten hat und durch die getroffenen oder unterlassenen Maßnahmen nicht benachteiligt wurde. Der Abhängigkeitsbericht ist vom Abschlussprüfer zu prüfen und als richtig zu bestätigen. Der Aufsichtsrat hat den Abhängigkeitsbericht seinerseits zu prüfen sowie der Hauptversammlung über das Ergebnis der Prüfung zu berichten und in diesem Bericht zum Prüfbericht des Abschlussprüfers Stellung zu nehmen.

Siehe zu den Rechtsgeschäften mit der Blade Lux Holding Two S.à r.l. und den mit ihr verbundenen Unternehmen auch "*Geschäfte und Rechtsbeziehungen mit nahestehenden Personen*". Vgl. auch "*Risikofaktoren—Risiken im Zusammenhang mit dem Angebot—Die Interessen der Hauptaktionäre der Gesellschaft könnten mit den Interessen der Anleger unvereinbar sein*".

Geschäfte und Rechtsbeziehungen mit nahestehenden Personen

Zwischen der Gesellschaft und ihr nahestehenden Personen bestehen bzw. bestanden folgende wesentliche Rechtsbeziehungen:

MTU Aero Engines hat in der Vergangenheit auf der Grundlage eines am 6. April 2004 abgeschlossenen Beratervertrags Beratungsleistungen von Kohlberg Kravis Roberts & Co. und assoziierten (*affiliated*) Gesellschaften, insbesondere im Zusammenhang mit Finanzierungsfragen, potenziellen Akquisitionsobjekten, Fragen der strategischen Ausrichtung und der Durchführung von Kapitalmaßnahmen in Anspruch genommen, die im Geschäftsjahr 2004 mit insgesamt EUR 1 Mio. vergütet wurden. Ferner ist die MTU Aero Engines gemäß dem Beratervertrag verpflichtet, Kohlberg Kravis Roberts & Co. und deren assoziierte (*affiliated*) Gesellschaften im Zusammenhang mit der Erbringung von Beratungsleistungen entstandene Aufwendungen zu ersetzen sowie Kohlberg Kravis Roberts & Co. und deren assoziierte (*affiliated*) Gesellschaften von Haftungen und Verbindlichkeiten freizustellen, die bei ihnen im Zusammenhang mit der Erbringung von Beratungsleistungen für die MTU Aero Engines entstehen. Der Beratervertrag wird mit Wirkung zum 5. März 2005 beendet. Die Gesellschaft geht davon aus, dass der Vergütungsanspruch für die bis zum Zeitpunkt der Beendigung des Beratervertrags im laufenden Geschäftsjahr erbrachten Beratungsleistungen ca. EUR 0,5 Mio. betragen wird. Darüber hinaus hat KKR im Anschluss an den (mittelbaren) Erwerb der Rechtsvorgängerin der heutigen MTU Aero Engines GmbH durch die Gesellschaft eine in solchen Transaktionen übliche einmalige Vergütung erhalten.

Die Blade Lux Holding Two S.à r.l. hat der Gesellschaft am 17. Dezember 2003 ein Gesellschafterdarlehen in Höhe von EUR 69,0 Mio. gewährt, das im Jahr 2004 in Höhe von rund EUR 1,4 Mio. zurückgezahlt und am 25. März 2005 um rund EUR 1,6 Mio. erhöht wurde und zum 31. März 2005 einschließlich aufgelaufener Zinsen in Höhe von ca. EUR 71,7 Mio. valutierte. Dieses Gesellschafterdarlehen wird mit 3% p.a. verzinst. Es hat eine Laufzeit (i) bis zum 31. Dezember 2007 bzw. (ii) bis zu dem Tag, der auf den Tag der vollständigen Rückzahlung des Verkäuferdarlehens (vgl. "*Das Angebot—Verwendung des Emissionserlöses*") folgt, oder (iii) bis zu dem Tag, der auf den Tag eines eventuellen Erwerbs der Forderung aus dem Verkäuferdarlehen durch eine Gesellschaft der MTU Aero Engines-Gruppe folgt, (je nachdem, welches der vorstehend unter (i) bis (iii) genannten Ereignisse als zeitlich letztes eintritt). Die Gesellschaft beabsichtigt, das Gesellschafterdarlehen samt bis zu diesem Zeitpunkt aufgelaufenen Zinsen unmittelbar nach Erhalt des Emissionserlöses aus der Kapitalerhöhung an die Blade Lux Holding Two S.à r.l. zurückzuzahlen, was gemäß den Bedingungen des zugrundeliegenden Darlehensvertrags ohne Zahlung einer Vorfälligkeitsentschädigung möglich ist.

MTU Aero Engines war bis Ende 2003 Teil des DaimlerChrysler Konzerns (vgl. "*Allgemeine Angaben über die MTU Aero Engines Holding AG—Unternehmensgeschichte*"). Während der Zugehörigkeit zum DaimlerChrysler Konzern fand ein regelmäßiger Leistungsaustausch zwischen MTU Aero Engines und anderen Gesellschaften des DaimlerChrysler Konzerns statt. Insbesondere hat die Rechtsvorgängerin der heutigen MTU Aero Engines GmbH in den Jahren 2002 und 2003 jeweils eine Konzernumlage in Höhe von EUR 5 Mio. an eine Gesellschaft des DaimlerChrysler Konzerns gezahlt. Ferner hat die Rechtsvorgängerin der heutigen MTU Aero Engines GmbH im Geschäftsjahr 2002 EUR 541 Mio. bzw. im Geschäftsjahr 2003 EUR 281 Mio. an Leistungsentgelten, Dividenden und anderen Gewinnausschüttungen an Gesellschaften des DaimlerChrysler Konzerns abgeführt. Im Jahr 2003 hat die Rechtsvorgängerin der heutigen MTU Aero Engines GmbH EUR 229 Mio. als Gegenleistung für übertragene Gesellschaftsanteile von einer Gesellschaft des DaimlerChrysler Konzerns erhalten (siehe "*Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Liquidität und Kapitalausstattung—Cashflows in den Geschäftsjahren zum 31. Dezember 2004, 2003 und 2002—Cashflow aus betrieblicher Geschäftstätigkeit*"). Mit Ausnahme des unter "*Das Angebot—Verwendung des Emissionserlöses*" beschriebenen Verkäuferdarlehens unterhält MTU Aero Engines gegenwärtig keine wesentlichen Rechtsbeziehungen mehr mit Gesellschaften des DaimlerChrysler Konzerns.

Zudem steht die Gesellschaft in verschiedenen Rechtsbeziehungen zu anderen zur MTU Aero Engines-Gruppe gehörenden Unternehmen, in denen Mitglieder des Vorstands bzw. des Aufsichtsrats der Gesellschaft Mitglied der Geschäftsführung sind.

Hierzu gehört ein ursprünglich zwischen der Gesellschaft als Darlehensnehmer und einem verbundenem Unternehmen der abgebenden Aktionärin als Darlehensgeber bestehender Darlehensvertrag (der "Forex-Darlehensvertrag"). Der ursprüngliche Betrag des aufgrund des Forex-Darlehensvertrags begebenen Darlehens in Höhe von rund EUR 162 Mio. entspricht dem Wert bestimmter Verbindlichkeiten des damaligen Veräußerers der Rechtsvorgängerin der heutigen MTU Aero Engines GmbH (vgl. zur Akquisition der Rechtsvorgängerin der heutigen MTU Aero Engines GmbH durch die Gesellschaft und ihre Tochterunternehmen: "*Allgemeine Angaben über die MTU Aero Engines Holding AG—Unternehmensgeschichte*") gegenüber der Rechtsvorgängerin der heutigen MTU Aero Engines GmbH aus Devisentermingeschäften zuzüglich eines Betrags in Höhe von EUR 1 Mio., der der Höhe des bar eingezahlten Stammkapitals der ursprünglichen Darlehensgeberin des Forex-Darlehensvertrags (einem verbundenen Unternehmen der abgebenden Aktionärin) entsprach. Zum Zeitpunkt der Akquisition der Rechtsvorgängerin der heutigen MTU Aero Engines GmbH durch die Gesellschaft und ihre Tochterunternehmen wurden die vorgenannten Verbindlichkeiten aus Devisentermingeschäften von der ursprünglichen Darlehensgeberin übernommen, die hierfür vom Veräußerer der Rechtsvorgängerin der heutigen MTU Aero Engines GmbH eine Ausgleichszahlung in Höhe von ca. EUR 161 Mio. erhalten hat. Die Mittel aus der Ausgleichszahlung wurden auf der Grundlage des Forex-Darlehensvertrags an die MTU Aero Engines Zweite Holding GmbH, die ehemalige unmittelbare Tochtergesellschaft der Gesellschaft, weitergereicht und letztlich in die MTU Aero Engines GmbH eingelegt. Am 25. März 2005 hat die ehemalige Darlehensgeberin ihre Verbindlichkeiten aus den Devisentermingeschäften gegenüber der MTU Aero Engines GmbH dadurch beglichen, dass sie einen Teil ihrer Forderungen aus dem Forex-Darlehen gegenüber der MTU Aero Engines Zweite Holding GmbH in Höhe von ca. EUR 74 Mio. an die MTU Aero Engines GmbH abtrat. Das aufgrund des Forex-Darlehensvertrags begebene Darlehen ist in Tranchen unterteilt, die entsprechend den Verpflichtungen aus den Devisentermingeschäften fällig werden. Die MTU Aero Engines Zweite Holding GmbH wurde mit Eintragung im Handelsregister vom 10. Mai 2005 auf die Gesellschaft verschmolzen, wodurch die Verbindlichkeiten gegenüber der MTU Aero Engines GmbH aus dem Forex-Darlehensvertrag auf die Gesellschaft übergegangen sind.

Ferner besteht ein weiterer Darlehensvertrag zwischen der Gesellschaft als Darlehensnehmer und der MTU Aero Engines GmbH als Darlehensgeber über ein Darlehen in Höhe von ca. EUR 0,5 Mio. Dieser Darlehensvertrag hat eine Laufzeit bis zum 31. Dezember 2015 und wird mit 4% p.a. verzinst. Die Darlehensmittel dienten der Finanzierung von Kosten und Auslagen, die im Zusammenhang mit der vorstehend beschriebenen Übernahme von Verbindlichkeiten aus Devisentermingeschäften durch ein verbundenes Unternehmen der abgebenden Aktionärin sowie im Zusammenhang mit dem Forex-Darlehensvertrag angefallen sind. Der Darlehensvertrag wurde ursprünglich zwischen der MTU Aero Engines Zweite Holding GmbH, der ehemaligen unmittelbaren Tochtergesellschaft der Gesellschaft, als Darlehensnehmer und der MTU Aero Engines GmbH als Darlehensgeber geschlossen. Infolge der am 10. Mai 2005 in das Handelsregister eingetragenen Verschmelzung der MTU Aero Engines Zweite Holding GmbH auf die Gesellschaft sind die Verbindlichkeiten aus dem Darlehensvertrag auf die Gesellschaft übergegangen.

Zwischen der Gesellschaft (als Obergesellschaft) und ihrer unmittelbaren Tochtergesellschaft MTU Aero Engines Investment GmbH (als Untergesellschaft) besteht ein Gewinnabführungsvertrag, wonach die MTU Aero Engines Investment GmbH zur Gewinnabführung an die Gesellschaft und diese zur Verlustübernahme verpflichtet ist. Der Gewinnabführungsvertrag wurde am 15. November 2004 zwischen der MTU Aero Engines Dritte Holding GmbH, der damaligen mittelbaren Tochtergesellschaft der Gesellschaft und der MTU Aero Engines Investment GmbH geschlossen und am 18. November 2004 im Handelsregister der MTU Aero Engines Investment GmbH eingetragen. Die MTU Aero Engines Dritte Holding GmbH wurde mit Eintragung im Handelsregister vom 10. Mai 2005 auf die MTU Aero Engines Zweite Holding GmbH verschmolzen, wodurch der Gewinnabführungsvertrag auf die MTU Aero Engines Zweite Holding GmbH übergegangen ist, und die MTU Aero Engines Zweite Holding GmbH wurde mit Eintragung im Handelsregister vom 10. Mai 2005 auf die Gesellschaft verschmolzen, wodurch der Gewinnabführungsvertrag auf die Gesellschaft übergegangen ist. Im Zusammenhang mit vorgenanntem Gewinnabführungsvertrag besteht ferner zwischen der Gesellschaft als Darlehensgeber und der MTU Aero Engines Investment GmbH als Darlehensnehmer ein Darlehensvertrag über ein Darlehen in Höhe von rund EUR 39,3 Mio. Das Darlehen hat eine Laufzeit bis zum 31. Dezember 2015 und ist mit 3% p.a. verzinst. Der Darlehensvertrag wurde am 14. Februar 2005 zwischen der MTU Aero Engines Dritte Holding GmbH und der MTU Aero Engines Investment GmbH geschlossen. Die Höhe der Darlehensforderung entspricht

der Höhe des damaligen Anspruchs der MTU Aero Engines Dritte Holding GmbH gegenüber der MTU Aero Engines Investment GmbH auf Abführung ihres Gewinnes für das Geschäftsjahr 2004, der in die Darlehensforderung umgewandelt wurde. Der Darlehensvertrag ist durch die vorstehend beschriebenen Verschmelzungen zunächst auf die MTU Aero Engines Zweite Holding GmbH und sodann auf die Gesellschaft übergegangen.

Ferner besteht zwischen der MTU Aero Engines Investment GmbH (als Obergesellschaft) und ihrer unmittelbaren Tochtergesellschaft MTU Aero Engines GmbH (als Untergesellschaft) ein Gewinnabführungsvertrag, wonach die MTU Aero Engines GmbH zur Gewinnabführung an die MTU Aero Engines Investment GmbH und diese zur Verlustübernahme verpflichtet ist. Der Gewinnabführungsvertrag wurde am 15. November 2004 geschlossen und am 18. November 2004 im Handelsregister der MTU Aero Engines GmbH eingetragen. Im Zusammenhang mit vorgenanntem Gewinnabführungsvertrag besteht ferner zwischen der MTU Aero Engines Investment GmbH als Darlehensgeber und der MTU Aero Engines GmbH als Darlehensnehmer ein Darlehensvertrag vom 14. Februar 2005 über ein Darlehen in Höhe von rund EUR 41,1 Mio. Das Darlehen hat eine Laufzeit bis zum 31. Dezember 2015 und ist mit 3% p.a. verzinst. Die Höhe der Darlehensforderung entspricht der Höhe des damaligen Anspruchs der MTU Aero Engines Investment GmbH gegenüber der MTU Aero Engines GmbH auf Abführung ihres Gewinnes für das Geschäftsjahr 2004, der in die Darlehensforderung umgewandelt wurde.

Die Rechtsbeziehungen der Gesellschaft mit den Mitgliedern des Vorstands werden unter "*Angaben über Geschäftsführungs- und Aufsichtsorgane der MTU Aero Engines Holding AG—Vorstand*" beschrieben.

Besteuerung in der Bundesrepublik Deutschland

Dieser Abschnitt enthält eine kurze Zusammenfassung einiger wichtiger deutscher Besteuerungsgrundsätze, die im Zusammenhang mit dem Erwerb, dem Halten oder der Übertragung von Aktien bedeutsam sind oder werden können. Es handelt sich dabei nicht um eine umfassende und vollständige Darstellung sämtlicher steuerlicher Aspekte, die für Aktionäre relevant sein können. Grundlage dieser Zusammenfassung ist das zur Zeit der Erstellung dieses Prospekts geltende nationale deutsche Steuerrecht sowie Bestimmungen der Doppelbesteuerungsabkommen, die derzeit zwischen der Bundesrepublik Deutschland und anderen Staaten abgeschlossen sind. In beiden Bereichen können sich Bestimmungen—unter Umständen auch rückwirkend—ändern.

Potenziellen Käufern der Aktien wird daher empfohlen, wegen der Steuerfolgen des Erwerbs, des Haltens sowie der Übertragung von Aktien und wegen des bei einer gegebenenfalls möglichen Erstattung deutscher Quellensteuer (Kapitalertragsteuer) einzuhaltenden Verfahrens ihre steuerlichen Berater zu konsultieren. Diese sind in der Lage, auch die besonderen steuerlichen Verhältnisse des einzelnen Aktionärs angemessen zu berücksichtigen.

BESTEUERUNG DER GESELLSCHAFT

Deutsche Kapitalgesellschaften unterliegen mit ihrem Gewinn grundsätzlich der Körperschaftsteuer mit einem einheitlichen Satz von 25% für ausgeschüttete und einbehaltene Gewinne zuzüglich eines Solidaritätszuschlags in Höhe von 5,5% auf die Körperschaftsteuerschuld (insgesamt gerundet 26,4%).

Dividenden oder andere Gewinnanteile, die die Gesellschaft von inländischen oder ausländischen Kapitalgesellschaften bezieht, sind grundsätzlich zu 95% von der Körperschaftsteuer befreit; 5% der jeweiligen Einnahmen gelten pauschal als nicht abziehbare Betriebsausgaben und unterliegen deshalb der Körperschaftsteuer (zuzüglich Solidaritätszuschlag). Gleiches gilt für Gewinne der Gesellschaft aus der Veräußerung von Anteilen an einer anderen inländischen oder ausländischen Kapitalgesellschaft.

Zusätzlich unterliegen deutsche Kapitalgesellschaften mit ihrem in inländischen Betriebsstätten erzielten Gewerbeertrag der Gewerbesteuer. Die Höhe der Gewerbesteuer ist abhängig davon, in welcher Gemeinde die Gesellschaft Betriebsstätten unterhält. Die Gewerbesteuer beträgt grundsätzlich ca. 15% bis 25% des steuerpflichtigen Gewerbeertrags, je nach Hebesatz der Gemeinde. Bei der Ermittlung des körperschaftsteuerpflichtigen Einkommens sowie des steuerpflichtigen Gewerbeertrags der Kapitalgesellschaft ist die Gewerbesteuer als Betriebsausgabe abzugsfähig.

Für Zwecke der Gewerbesteuer werden von inländischen und ausländischen Kapitalgesellschaften bezogene Gewinnanteile sowie Gewinne aus der Veräußerung von Anteilen an einer anderen Kapitalgesellschaft grundsätzlich in gleicher Weise behandelt wie für Zwecke der Körperschaftsteuer. Allerdings sind Gewinnanteile grundsätzlich nur dann zu 95% steuerbefreit, wenn die Gesellschaft zu Beginn des maßgeblichen Erhebungszeitraumes mindestens zu 10% am Grund- oder Stammkapital der ausschüttenden Gesellschaft beteiligt war. Andernfalls unterliegen die Gewinnanteile voll der Gewerbesteuer. Für Gewinnanteile, die von ausländischen Kapitalgesellschaften stammen, gelten zusätzliche Einschränkungen.

Mit Wirkung vom 1. Januar 2004 können für Körperschaft- und Gewerbesteuerzwecke steuerliche Verlustvorträge, soweit sie EUR 1 Mio. übersteigen, nur bis zu 60% des steuerpflichtigen Einkommens ausgleichen. Nicht genutzte steuerliche Verlustvorträge können unbefristet vorgetragen werden und grundsätzlich im Rahmen der dargestellten 60%-Beschränkung zukünftiges steuerpflichtiges Einkommen neutralisieren.

BESTEUERUNG DER AKTIONÄRE

Bei der Besteuerung der Aktionäre ist zu unterscheiden zwischen der Besteuerung im Zusammenhang mit dem Halten der Aktien (Besteuerung von Dividenden), der Veräußerung von Aktien (Besteuerung von Veräußerungsgewinnen) und der unentgeltlichen Übertragung von Aktien (Erbschaft- und Schenkungsteuer).

BESTEUERUNG VON DIVIDENDEN

Kapitalertragsteuer

Die Gesellschaft hat grundsätzlich für Rechnung der Aktionäre von den von ihr ausgeschütteten Dividenden eine Quellensteuer (Kapitalertragsteuer) in Höhe von 20% und einen auf die Kapitalertragsteuer erhobenen Solidaritätszuschlag in Höhe von 5,5% (insgesamt 21,1%) einzubehalten und abzuführen. Bemessungsgrundlage für die Kapitalertragsteuer ist die von der Hauptversammlung beschlossene Dividende.

Die Kapitalertragsteuer wird grundsätzlich unabhängig davon einbehalten, ob und in welchem Umfang die Dividende auf Ebene des Aktionärs von der Steuer befreit ist und ob es sich um einen im Inland oder im Ausland ansässigen Aktionär handelt.

Bei Dividenden, die an eine in einem Mitgliedstaat der Europäischen Union ansässige Gesellschaft im Sinne des Art. 2 der sogenannten Mutter-Tochter-Richtlinie (Richtlinie Nr. 90/435/EWG des Rates vom 23. Juli 1990) ausgeschüttet werden, kann bei Vorliegen weiterer Voraussetzungen auf Antrag von einer Einbehaltung der Kapitalertragsteuer ganz abgesehen werden.

Für Ausschüttungen an im Ausland ansässige Aktionäre wird der Kapitalertragsteuersatz, wenn Deutschland mit dem Ansässigkeitsstaat des Aktionärs ein Doppelbesteuerungsabkommen abgeschlossen hat und wenn die Aktionäre ihre Aktien weder im Vermögen einer Betriebsstätte oder festen Einrichtung in Deutschland noch in einem Betriebsvermögen, für das ein ständiger Vertreter in Deutschland bestellt ist, halten, nach Maßgabe des Doppelbesteuerungsabkommens ermäßigt. Die Kapitalertragsteuerermäßigung wird grundsätzlich in der Weise gewährt, dass die Differenz zwischen dem einbehaltenen Gesamtbetrag einschließlich des Solidaritätszuschlags und der unter der Anwendung des einschlägigen Doppelbesteuerungsabkommens tatsächlich geschuldeten Kapitalertragsteuer (in der Regel 15%) auf Antrag durch die deutsche Finanzverwaltung (Bundesamt für Finanzen, Friedhofstraße 1, D-53225 Bonn) erstattet wird. Formulare für das Erstattungsverfahren sind beim Bundesamt für Finanzen (www.bff-online.de) sowie den deutschen Botschaften und Konsulaten erhältlich.

Im Inland ansässige Aktionäre

Bei Aktionären (natürlichen Personen und Körperschaften), die in Deutschland unbeschränkt steuerpflichtig sind (d.h. Personen, deren Wohnsitz, gewöhnlicher Aufenthalt, Sitz oder Ort der Geschäftsleitung sich in Deutschland befindet), wird die einbehaltene und abgeführte Kapitalertragsteuer (einschließlich Solidaritätszuschlag) auf die Einkommen- oder Körperschaftsteuerschuld angerechnet bzw. in Höhe eines etwaigen Überhanges erstattet.

Bei in Deutschland unbeschränkt steuerpflichtigen natürlichen Personen, die Aktien im Privatvermögen halten, gehört die Hälfte der Dividende zu den steuerpflichtigen Einkünften aus Kapitalvermögen (sogenanntes Halbeinkünfteverfahren). Diese Hälfte der Dividenden unterliegt der progressiven Einkommensteuer (bis zu einem Höchstsatz von 42% ab dem Jahr 2005) zuzüglich 5,5% Solidaritätszuschlag hierauf (bei dem Höchstsatz von 42% würde sich hierbei ein kombinierter Spitzensteuersatz von 44,3% ergeben). Mit solchen Dividenden in wirtschaftlichem Zusammenhang stehende Aufwendungen sind nur zur Hälfte steuerlich abzugsfähig. Bestimmte Ausschüttungen der Gesellschaft, die steuerlich als Kapitalrückzahlung anzusehen sind, unterliegen beim Aktionär nicht der Dividendenbesteuerung, möglicherweise aber einer Besteuerung als Veräußerungsgewinn. Das kann z.B. für künftige Ausschüttungen der Gesellschaft aus der Kapitalrücklage gelten.

Natürlichen Personen, die die Aktien im Privatvermögen halten, steht für ihre Einkünfte aus Kapitalvermögen insgesamt ein Sparerfreibetrag in Höhe von EUR 1.370 (bzw. EUR 2.740 für zusammen veranlagte Ehegatten) pro Kalenderjahr zu. Daneben wird eine Werbungskostenpauschale von EUR 51 (bzw. EUR 102 für zusammen veranlagte Ehegatten) gewährt, sofern keine höheren Werbungskosten nachgewiesen werden. Nur soweit die Hälfte der Dividenden und anderen Einnahmen aus Kapitalvermögen nach (bei Dividenden hälftigem) Abzug der tatsächlichen Werbungskosten bzw. des Werbungskosten-Pauschbetrags den Sparerfreibetrag übersteigen, sind sie steuerpflichtig.

Werden die Aktien in einem Betriebsvermögen gehalten, so hängt die Besteuerung davon ab, ob der Aktionär eine Körperschaft, ein Einzelunternehmer oder eine Personengesellschaft (Mitunternehmerschaft) ist.

(i) Dividenden, die im Inland ansässige Körperschaften beziehen, sind—vorbehaltlich bestimmter Ausnahmen für Unternehmen des Finanz- und Versicherungssektors—grundsätzlich zu 95% von der Körperschaftsteuer und dem Solidaritätszuschlag befreit; 5% der Dividenden gelten pauschal als nicht abzugsfähige Betriebsausgaben und unterliegen daher der Körperschaftsteuer (zuzüglich Solidaritätszuschlag). Im Übrigen dürfen tatsächlich anfallende Betriebsausgaben, die mit den Dividenden in unmittelbarem Zusammenhang stehen, abgezogen werden. Eine Mindestbeteiligungsgrenze oder eine Mindesthaltezeit ist nicht zu beachten. Die Dividenden unterliegen jedoch nach Abzug der mit ihnen in wirtschaftlichem Zusammenhang stehenden Betriebsausgaben in voller Höhe der Gewerbesteuer, es sei denn, die Körperschaft war zu Beginn des maßgeblichen Erhebungszeitraums zu mindestens 10% am Grundkapital der Gesellschaft beteiligt. In diesem Fall unterliegen die Dividenden nur zu 5% der Gewerbesteuer

(ii) Werden die Aktien im Betriebsvermögen eines Einzelunternehmers gehalten, geht die Dividende für Zwecke der Einkommensbesteuerung zur Hälfte in die Ermittlung der Einkünfte ein. Betriebsausgaben, die mit den Dividenden in wirtschaftlichem Zusammenhang stehen, sind lediglich zur Hälfte abzugsfähig. Die Dividenden unterliegen bei Zurechnung der Aktien zu einer inländischen, d.h. in Deutschland unterhaltenen Betriebsstätte eines Gewerbebetriebs, zusätzlich in voller Höhe der Gewerbesteuer, es sei denn, der Steuerpflichtige war zu Beginn des maßgeblichen Erhebungszeitraums zu mindestens 10% am Grundkapital der Gesellschaft beteiligt. Die Gewerbesteuer ist grundsätzlich im Wege eines pauschalierten Anrechnungsverfahrens auf die persönliche Einkommensteuer des Aktionärs anrechenbar.

(iii) Ist der Aktionär eine Personengesellschaft, so wird Einkommen- bzw. Körperschaftsteuer nur auf Ebene der jeweiligen Gesellschafter erhoben. Die Besteuerung eines jeden Gesellschafters hängt davon ab, ob der Gesellschafter eine Körperschaft oder natürliche Person ist: Ist der Gesellschafter eine Körperschaft, ist die Dividende grundsätzlich zu 95% steuerfrei (siehe oben (i)). Ist der Gesellschafter eine natürliche Person, unterliegt die Hälfte der Dividendenbezüge der Einkommensteuer zuzüglich Solidaritätszuschlag (siehe oben (ii)). Auf der Ebene einer gewerbesteuerpflichtigen Personengesellschaft unterliegen Dividendenzahlungen vollständig der Gewerbesteuer, soweit Kapitalgesellschaften beteiligt sind. Wenn die Personengesellschaft zu Beginn des Erhebungszeitraums zu mindestens 10% am Grundkapital der Gesellschaft beteiligt ist, unterliegen die Dividendenzahlungen jedoch nur zu 5% der Gewerbesteuer, soweit Kapitalgesellschaften beteiligt sind. Soweit natürliche Personen an der Personengesellschaft beteiligt sind, unterliegen die Dividendenzahlungen keiner Gewerbesteuer. Außerdem wird die auf der Ebene der Personengesellschaft anfallende Gewerbesteuer grundsätzlich im Wege eines pauschalierten Anrechnungsverfahrens auf die persönliche Einkommensteuer der natürlichen Person angerechnet.

Im Ausland ansässige Aktionäre

Bei in Deutschland beschränkt steuerpflichtigen Aktionären (natürlichen Personen und Körperschaften), die ihre Aktien im Betriebsvermögen einer deutschen Betriebsstätte oder festen Einrichtung in Deutschland oder in einem Betriebsvermögen, für das ein ständiger Vertreter in Deutschland bestellt ist, halten, wird die einbehaltene und abgeführte Kapitalertragsteuer (einschließlich Solidaritätszuschlag) auf die Einkommen- oder Körperschaftsteuerschuld angerechnet bzw. in Höhe eines etwaigen Überhangs erstattet. In allen sonstigen Fällen ist eine etwaige deutsche Steuerschuld mit Einbehaltung der Kapitalertragsteuer abgegolten. Eine (teilweise) Erstattung ist außer in den Fällen eines anwendbaren Doppelbesteuerungsabkommens wie z.B. des Doppelbesteuerungsabkommens zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika und bei Dividendenausschüttungen an eine in einem Mitgliedstaat der Europäischen Union ansässige Gesellschaft im Sinne des Art. 2 der sogenannten Mutter-Tochter-Richtlinie (Richtlinie Nr. 90/435/EWG des Rates vom 23. Juli 1990) grundsätzlich nicht vorgesehen.

Ist der Aktionär eine natürliche Person und gehören die Aktien zu einem Betriebsvermögen einer deutschen Betriebsstätte oder festen Einrichtung in Deutschland oder zu einem Betriebsvermögen, für das ein ständiger Vertreter in Deutschland bestellt ist, unterliegen die Dividenden zur Hälfte der deutschen Einkommensteuer

zuzüglich Solidaritätszuschlag. Gehören die Aktien zum Vermögen einer inländischen Betriebsstätte eines Gewerbebetriebs, so unterliegen die Dividenden nach Abzug der mit ihnen in wirtschaftlichem Zusammenhang stehenden Betriebsausgaben grundsätzlich auch in voller Höhe der Gewerbesteuer, es sei denn, der Steuerpflichtige war zu Beginn des maßgeblichen Erhebungszeitraums mit mindestens 10% am Grundkapital der Gesellschaft beteiligt. Die Gewerbesteuer ist grundsätzlich auf die persönliche Einkommensteuer des Aktionärs pauschal anrechenbar.

Dividenden an im Ausland ansässige, in Deutschland beschränkt steuerpflichtige Körperschaften sind—vorbehaltlich bestimmter Ausnahmen für Unternehmen des Finanz- und Versicherungssektors—grundsätzlich zu 95% von der Körperschaftsteuer und dem Solidaritätszuschlag befreit, 5% der jeweiligen Dividenden gelten pauschal als nicht abziehbare Betriebsausgaben und unterliegen deshalb der Körperschaftsteuer (zuzüglich Solidaritätszuschlag). Sofern die Aktien zum Betriebsvermögen einer inländischen Betriebsstätte gehören, unterliegen die Dividenden nach Abzug der mit ihnen in wirtschaftlichem Zusammenhang stehenden Betriebsausgaben zusätzlich der Gewerbesteuer, es sei denn, die Körperschaft war zu Beginn des Erhebungszeitraums mindestens zu 10% am Grundkapital der Gesellschaft beteiligt.

Besteuerung von Veräußerungsgewinnen

Im Inland ansässige Aktionäre

Ein Gewinn aus der Veräußerung von Aktien durch eine in Deutschland unbeschränkt steuerpflichtige natürliche Person, die die Aktien in ihrem Privatvermögen hält, unterliegt in Deutschland grundsätzlich der Einkommensteuer mit dem jeweiligen Einkommensteuersatz zuzüglich 5,5% Solidaritätszuschlag hierauf, wenn die Veräußerung innerhalb eines Jahres nach Anschaffung der veräußerten Aktien stattfindet. Bei Aktien, die einem Verwahrer zur Sammelverwahrung nach § 5 Depotgesetz anvertraut worden sind, wird dabei unterstellt, dass die zuerst angeschafften Aktien zuerst veräußert werden. Bemessungsgrundlage ist grundsätzlich die Hälfte des Veräußerungsgewinns. Der Gewinn wird nicht besteuert, wenn er zusammen mit anderen Gewinnen aus privaten Veräußerungsgeschäften im Kalenderjahr weniger als EUR 512 beträgt. Ein Veräußerungsverlust kann nur durch im gleichen Kalenderjahr aus privaten Veräußerungsgeschäften erzielte Gewinne ausgeglichen oder, wenn dies mangels entsprechender Gewinne nicht möglich ist, unter bestimmten Voraussetzungen von positiven Einkünften aus privaten Veräußerungsgeschäften des Vorjahres oder der Folgejahre abgezogen werden.

Ein Gewinn aus der Veräußerung von Aktien, die im Privatvermögen einer in Deutschland unbeschränkt steuerpflichtigen natürlichen Person gehalten werden, unterliegt auch nach Ablauf der vorgenannten Jahresfrist grundsätzlich zur Hälfte der Besteuerung nach dem individuellen Einkommensteuersatz zuzüglich Solidaritätszuschlag in Höhe von 5,5% auf die Einkommensteuerschuld, wenn die natürliche Person oder im Falle eines unentgeltlichen Erwerbes ihr Rechtsvorgänger bzw. wenn die Aktien mehrmals nacheinander unentgeltlich übertragen worden sind, einer ihrer Rechtsvorgänger zu irgendeinem Zeitpunkt während der der Veräußerung vorangegangenen fünf Jahre zu mindestens 1% unmittelbar oder mittelbar am Kapital der Gesellschaft beteiligt war. Veräußerungsverluste und Aufwendungen im wirtschaftlichen Zusammenhang mit der Veräußerung können grundsätzlich nur zur Hälfte abgezogen werden.

Werden die Aktien in einem Betriebsvermögen gehalten, so hängt die Besteuerung davon ab, ob Aktionär eine Körperschaft, ein Einzelunternehmer oder eine Personengesellschaft (Mitunternehmerschaft) ist.

(i) Für Steuerpflichtige, die der Körperschaftsteuer unterliegen, sind Gewinne aus der Veräußerung von Aktien—vorbehaltlich bestimmter Ausnahmen für Unternehmen des Finanz- und Versicherungssektors—grundsätzlich unabhängig von der Beteiligungshöhe und der Haltedauer der veräußerten Aktien zu 95% von der Gewerbe- und Körperschaftsteuer einschließlich Solidaritätszuschlag befreit; 5% der Gewinne gelten pauschal als nicht abziehbare Betriebsausgaben und unterliegen deshalb der Körperschaftsteuer (zuzüglich Solidaritätszuschlag) sowie der Gewerbesteuer. Im Gegenzug ist die Abzugsfähigkeit tatsächlich entstandener Betriebsausgaben, die im Zusammenhang mit den Anteilen stehen, nicht deswegen eingeschränkt, weil sie mit steuerfreien Einnahmen im Zusammenhang stehen. Veräußerungsverluste können steuerlich nicht berücksichtigt werden.

(ii) Ein Gewinn aus der Veräußerung von Aktien, die von einem in Deutschland unbeschränkt steuerpflichtigen Einzelunternehmer im Betriebsvermögen gehalten werden, ist in Deutschland unabhängig davon, ob die Veräußerung innerhalb eines Jahres nach der Anschaffung erfolgt oder ob der Veräußerer bzw. im Falle des unentgeltlichen Erwerbs einer seiner Rechtsvorgänger zu mindestens 1% an der Gesellschaft beteiligt war, einkommensteuer- und solidaritätszuschlagspflichtig sowie bei Zurechnung der Aktien zu einer inländischen Betriebsstätte eines Gewerbebetriebs auch gewerbesteuerpflichtig. Bemessungsgrundlage ist bei der Veräußerung von Aktien die Hälfte des Gewinns. Veräußerungsverluste und Aufwendungen in wirtschaftlichem Zusammenhang mit der Veräußerung von Aktien sind, soweit sie steuerlich geltend gemacht werden können, nur zur Hälfte zu berücksichtigen. Die Gewerbesteuer ist grundsätzlich im Wege eines pauschalierten Anrechnungsverfahrens auf die persönliche Einkommensteuer des Aktionärs anrechenbar. Besondere Regelungen für Kreditinstitute, Finanzdienstleistungsinstitute, Finanzunternehmen sowie Lebensversicherungs- und Krankenversicherungsunternehmen und Pensionsfonds sind unten beschrieben.

(iii) Ist Aktionär eine Personengesellschaft, so wird Einkommen- bzw. Körperschaftsteuer nur auf Ebene des jeweiligen Gesellschafters erhoben. Die Besteuerung hängt dabei davon ab, ob der Gesellschafter eine Körperschaft oder natürliche Person ist: Ist der Gesellschafter eine Körperschaft, ist der Veräußerungsgewinn grundsätzlich zu 95% steuerbefreit (siehe oben (i)). Ist der Gesellschafter eine natürliche Person, unterliegt die Hälfte des Veräußerungsgewinns der Einkommensteuer zuzüglich Solidaritätszuschlag (siehe oben (ii)). Zusätzlich unterliegt der Veräußerungsgewinn bei Zurechnung der Aktien zu einer inländischen Betriebsstätte eines Gewerbebetriebs der Personengesellschaft bei dieser der Gewerbesteuer, und zwar zur Hälfte, soweit natürliche Personen beteiligt sind, und zu 5%, soweit Kapitalgesellschaften beteiligt sind. Soweit natürliche Personen an der Personengesellschaft beteiligt sind, wird die auf der Ebene der Personengesellschaft anfallende Gewerbesteuer grundsätzlich im Wege eines pauschalierten Anrechnungsverfahrens auf ihre persönliche Einkommensteuer angerechnet.

Im Ausland ansässige Aktionäre

Werden die Aktien von einer im Ausland ansässigen, in Deutschland beschränkt steuerpflichtigen natürlichen Person veräußert, die (i) die Aktien im Betriebsvermögen einer inländischen Betriebsstätte oder festen Einrichtung oder in einem Betriebsvermögen, für das ein ständiger Vertreter in Deutschland bestellt ist, hält oder (ii) die selbst oder deren Rechtsvorgänger im Falle eines unentgeltlichen Erwerbs der Aktien zu irgendeinem Zeitpunkt innerhalb der letzten fünf Jahre vor der Veräußerung der Aktien unmittelbar oder mittelbar zu mindestens 1% am Kapital der Gesellschaft beteiligt war, so unterliegen die erzielten Veräußerungsgewinne in Deutschland zur Hälfte der Einkommensteuer zuzüglich 5,5% Solidaritätszuschlag auf die Einkommensteuerschuld und bei Zurechnung der Aktien zu einer inländischen Betriebsstätte eines Gewerbebetriebs auch der Gewerbesteuer. Die meisten Doppelbesteuerungsabkommen sehen jedoch außer im vorgenannten Fall (i) eine uneingeschränkte Befreiung von der deutschen Besteuerung vor.

Veräußerungsgewinne, die eine im Ausland ansässige, in Deutschland beschränkt steuerpflichtige Körperschaft erzielt, sind—vorbehaltlich bestimmter Ausnahmen für Unternehmen des Finanz- und Versicherungssektors—grundsätzlich zu 95% von der Gewerbe- und Körperschaftsteuer befreit; 5% der Gewinne gelten pauschal als nicht abziehbare Betriebsausgaben und unterliegen deshalb der Körperschaftsteuer (zuzüglich Solidaritätszuschlag hierauf). Veräußerungsverluste und andere Gewinnminderungen, die im Zusammenhang mit den veräußerten Aktien stehen, dürfen steuerlich grundsätzlich nicht als Betriebsausgaben abgezogen werden.

Sonderregeln für Unternehmen des Finanz- und Versicherungssektors

Soweit Kreditinstitute und Finanzdienstleistungsinstitute Aktien, die nach § 1 Abs. 12 des Gesetzes über das Kreditwesen dem Handelsbuch zuzurechnen sind, halten bzw. veräußern, gelten weder für Dividenden noch für Veräußerungsgewinne das Halbeinkünfteverfahren bzw. die 95%ige Befreiung von der Körperschaftsteuer und gegebenenfalls von der Gewerbesteuer. Gleiches gilt für Aktien, die von Finanzunternehmen im Sinne des Gesetzes über das Kreditwesen mit dem Ziel der kurzfristigen Erzielung eines Eigenhandelserfolges erworben werden. Für Kreditinstitute, Finanzdienstleistungsinstitute und

Finanzunternehmen mit Sitz in einem anderen Mitgliedstaat der Europäischen Gemeinschaft oder in einem anderen Vertragsstaat des EWR-Abkommens gilt der vorstehende Satz entsprechend.

Die 95%ige Befreiung von der Körperschaftsteuer und gegebenenfalls von der Gewerbesteuer gilt auch nicht für Dividenden aus Aktien, die bei Lebens- und Krankenversicherungsunternehmen den Kapitalanlagen zuzurechnen sind, sowie für Gewinne aus der Veräußerung solcher Aktien. Entsprechendes gilt für Pensionsfonds.

Erbschaft- bzw. Schenkungsteuer

Der Übergang von Aktien auf eine andere Person durch Schenkung oder von Todes wegen unterliegt der deutschen Erbschaft- bzw. Schenkungsteuer grundsätzlich nur, wenn

(i) der Erblasser, der Schenker, der Erbe, der Beschenkte oder der sonstige Erwerber zur Zeit des Vermögensüberganges seinen Wohnsitz oder seinen gewöhnlichen Aufenthalt in Deutschland hatte oder sich als deutscher Staatsangehöriger nicht länger als fünf Jahre dauernd im Ausland aufgehalten hat, ohne im Inland einen Wohnsitz zu haben, oder

(ii) die Aktien beim Erblasser oder Schenker zu einem Betriebsvermögen gehörten, für das in Deutschland eine Betriebsstätte unterhalten wurde oder ein ständiger Vertreter bestellt war, oder

(iii) der Erblasser oder Schenker zum Zeitpunkt des Erbfalls oder der Schenkung entweder allein oder zusammen mit anderen ihm nahestehenden Personen zu mindestens 10% am Grundkapital der Gesellschaft unmittelbar oder mittelbar beteiligt war.

Die wenigen gegenwärtig in Kraft befindlichen deutschen Erbschaftsteuer-Doppelbesteuerungsabkommen sehen in der Regel vor, dass deutsche Erbschaft- bzw. Schenkungsteuer nur in Fall (i) und mit Einschränkungen in Fall (ii) erhoben werden kann.

Sonderregelungen finden Anwendung auf bestimmte außerhalb Deutschlands lebende deutsche Staatsangehörige und ehemalige deutsche Staatsangehörige.

Sonstige Steuern

Bei Kauf, Verkauf oder sonstiger Veräußerung von Aktien fällt keine deutsche Kapitalverkehrsteuer, Umsatzsteuer, Stempelsteuer oder ähnliche Steuer an. Unter bestimmten Voraussetzungen ist es jedoch möglich, dass Unternehmer zu einer Umsatzsteuerpflicht der ansonsten steuerfreien Umsätze optieren. Vermögensteuer wird in Deutschland gegenwärtig nicht erhoben.

Aktienübernahme

Das Angebot umfasst bis zu 15,0 Mio. von der Gesellschaft angebotene Neue Aktien aus einer voraussichtlich am 30. Mai 2005 von der außerordentlichen Hauptversammlung zu beschließenden Kapitalerhöhung sowie bis zu 16,0 Mio. von der abgebenden Aktionärin angebotene Altaktien (bis zu 20,65 Mio. Aktien bei vollständiger Ausübung der Greenshoe-Option). Die Aktien werden in der Zeit vom 25. Mai 2005 bis voraussichtlich 3. Juni 2005 in der Bundesrepublik Deutschland öffentlich angeboten. In den Vereinigten Staaten werden die Neuen Aktien und die Altaktien ausschließlich an Qualified Institutional Buyers im Rahmen einer Platzierung gemäß Rule 144A des Securities Act angeboten (mit Ausnahme der bevorrechtigten Zuteilung an Gesellschafter, Mitglieder der Geschäftsführung und Mitarbeiter von Kohlberg Kravis Roberts & Co. L.P. und assoziierten (*affiliated*) Gesellschaften und Personen, im Rahmen derer die Aktien gemäß einer anderen Ausnahme von den Registrierungserfordernissen des Securities Act privat platziert werden). Außerhalb der Vereinigten Staaten werden die Aktien der Gesellschaft im Rahmen einer Platzierung gemäß Regulation S des Securities Act angeboten. Die Aktien der Gesellschaft werden nicht gemäß Section 5 des Securities Act registriert.

Voraussichtlich am 1. Juni 2005 wird sich die Deutsche Bank in ihrer Eigenschaft als Abwicklungsstelle (Settlement Agent) in einem zwischen der Gesellschaft, der abgebenden Aktionärin und den Konsortialbanken abzuschließenden Übernahmevertrag (der "Übernahmevertrag") verpflichten, nach Maßgabe des Übernahmevertrags und vorbehaltlich der Erfüllung und des Eintritts bestimmter Bedingungen im eigenen Namen, aber für Rechnung der Konsortialbanken die Neuen Aktien zu deren Nominalwert zu zeichnen und mit der Maßgabe zu übernehmen, dass die Neuen Aktien im Rahmen des Angebots durch die Konsortialbanken an Anleger verkauft werden und der Differenzbetrag zwischen Kaufpreis (abzüglich vereinbarter Provisionen) und Ausgabebetrag von den Konsortialbanken im Zeitpunkt der Lieferung der Aktien an die Gesellschaft abgeführt wird. Die Konsortialbanken werden sich im Übernahmevertrag ferner verpflichten, die Altaktien zu übernehmen und im Rahmen des Angebots zum Kaufpreis zu platzieren. Der Kaufpreis für die Altaktien wird im Zeitpunkt der Lieferung der Aktien an die abgebende Aktionärin (abzüglich vereinbarter Provisionen) abgeführt. Die Provision für die Aktienübernahme, die von der Gesellschaft und der abgebenden Aktionärin an die Konsortialbanken zu zahlen ist, wird voraussichtlich 2,75% des Emissionserlöses betragen. Darüber hinaus können die Gesellschaft und die abgebende Aktionärin den Konsortialbanken oder einzelnen Konsortialbanken nach freiem Ermessen eine weitere Erfolgsprovision von bis zu 1% des jeweiligen Emissionserlöses zahlen.

Die nach Maßgabe des Übernahmevertrags vorbehaltlich der Erfüllung und des Eintritts bestimmter Bedingungen von jeder Konsortialbank zu erwerbende Gesamtzahl von Aktien aus dem Angebot ist nachfolgend aufgeführt:

Konsortialbanken	**Anzahl der Aktien**
UBS Limited (Joint Bookrunner)	8.264.600
Deutsche Bank Aktiengesellschaft (Joint Bookrunner)	8.264.600
Goldman, Sachs & Co. oHG (Joint Bookrunner)	8.264.600
Bayerische Hypo- und Vereinsbank AG	1.550.000
Cazenove AG	1.550.000
Commerzbank Aktiengesellschaft	1.550.000
BNP Paribas	778.100
Sal. Oppenheim jr. & Cie. Kommanditgesellschaftauf Aktien	778.100
Summe	31.000.000

Der Kaufpreis für die Angebotenen Aktien wird mit Hilfe des im Bookbuilding-Verfahren erstellten Orderbuchs von der Gesellschaft, der abgebenden Aktionärin und den Joint Bookrunners voraussichtlich am 3. Juni 2005 abends festgelegt. Anleger, die ihren Kaufauftrag über eine der Konsortialbanken abgegeben haben, können die Anzahl der ihnen jeweils zugeteilten Aktien bei der betreffenden Konsortialbank voraussichtlich ab dem 6. Juni 2005 in Erfahrung bringen. Die Lieferung der Aktien gegen Zahlung wird voraussichtlich am 8. Juni 2005 erfolgen.

Aktien im Gegenwert von insgesamt bis zu EUR • wurden für eine bevorrechtigte Zuteilung an Mitarbeiter der MTU Aero Engines-Gruppe und Vorstands- und Aufsichtsratsmitglieder der Gesellschaft sowie an Gesellschafter, Mitglieder der Geschäftsführung und Mitarbeiter von Kohlberg Kravis Roberts & Co. L.P. und assoziierten (*affiliated*) Gesellschaften und Personen reserviert. Die Mitarbeiter der MTU Aero Engines Gruppe in Deutschland haben die Möglichkeit, eine begrenzte Anzahl dieser Aktien mit einem Preisnachlass zum Kaufpreis zu erwerben. Siehe auch "*Das Angebot—Bevorrechtigte Zuteilung*".

STABILISIERUNG, MEHRZUTEILUNG UND GREENSHOE-OPTION

Im Zusammenhang mit der Platzierung von Aktien der Gesellschaft handelt UBS Limited als Stabilisierungsmanager (der "Stabilisierungsmanager") und kann, auch durch verbundene Unternehmen, Maßnahmen ergreifen, die auf die Stützung des Börsen- oder Marktpreises der Aktien der Gesellschaft abzielen (die "Stabilisierungsmaßnahmen"). Es besteht keine Verpflichtung des Stabilisierungsmanagers, Stabilisierungsmaßnahmen zu ergreifen. Daher wird nicht garantiert, dass Stabilisierungsmaßnahmen überhaupt durchgeführt werden. Sofern Stabilisierungsmaßnahmen ergriffen werden, können diese jederzeit ohne vorherige Bekanntgabe beendet werden. Derartige Maßnahmen können ab dem Zeitpunkt der Aufnahme der Börsennotierung der Aktien der Gesellschaft vorgenommen werden und müssen spätestens am dreißigsten Kalendertag nach diesem Zeitpunkt beendet sein ("Stabilisierungszeitraum").

Diese Maßnahmen können im Ergebnis zu einem höheren Börsenkurs bzw. Marktpreis der Aktien der Gesellschaft führen, als es ohne diese Maßnahmen der Fall wäre. Darüber hinaus kann sich ein Börsenkurs bzw. Marktpreis auf einem Niveau ergeben, das nicht dauerhaft ist.

Neben den bis zu 31,0 Mio. angebotenen Aktien der Gesellschaft können in Bezug auf mögliche Stabilisierungsmaßnahmen weitere bis zu 4,65 Mio. Aktien der Gesellschaft im Rahmen der Zuteilung der zu platzierenden Aktien der Gesellschaft als Investoren zugeteilt werden (so genannte Mehrzuteilung). Die zur Vornahme der Mehrzuteilung benötigten Aktien der Gesellschaft wurden dem Stabilisierungsmanager im Wege eines so genannten Wertpapierdarlehens von der abgebenden Aktionärin vorübergehend unentgeltlich zur Verfügung gestellt.

In diesem Zusammenhang hat die abgebende Aktionärin dem Stabilisierungsmanager die Option eingeräumt, bis dreißig Tage nach der Aufnahme der Börsennotierung der Aktien der Gesellschaft bis zu 4,65 Mio. weitere Aktien der Gesellschaft jeweils zu dem für die angebotenen Aktien festgelegten Kaufpreis (abzüglich vereinbarter Provision) zu erwerben. Die Greenshoe-Option kann nur in dem Umfang ausgeübt werden, wie Aktien im Wege der Mehrzuteilung platziert worden sind.

Nach Ende des Stabilisierungszeitraums wird innerhalb einer Woche in der Frankfurter Allgemeinen Zeitung bekannt gegeben, ob eine Stabilisierungsmaßnahme durchgeführt wurde oder nicht, zu welchem Termin mit der Kursstabilisierung begonnen wurde, zu welchem Termin die letzte Kursstabilisierungsmaßnahme erfolgte sowie innerhalb welcher Kursspanne die Stabilisierung erfolgte, und zwar für jeden Termin, zu dem eine Kursstabilisierungsmaßnahme durchgeführt wurde. Die Vornahme der Mehrzuteilung sowie Zeitpunkt und Höhe der Ausübung der Greenshoe-Option werden ebenfalls unverzüglich in einer Weise veröffentlicht, wie sie vorstehend für die Veröffentlichung von Informationen über die Durchführung von Stabilisierungsmaßnahmen nach Ende des Stabilisierungszeitraums beschrieben ist.

HAFTUNGSFREISTELLUNG, RÜCKTRITT, AUSFALL EINER KONSORTIALBANK

Im Übernahmevertrag werden sich die Gesellschaft und die abgebende Aktionärin verpflichten, die Konsortialbanken von bestimmten, sich im Zusammenhang mit dem Angebot ergebenden Haftungsrisiken freizustellen. Zudem sieht der Übernahmevertrag für den Fall, dass eine Konsortialbank ihren Verpflichtungen nicht nachkommt vor, dass die Übernahmeverpflichtungen derjenigen Konsortialbanken, die ihren Verpflichtungen zur Übernahme der Aktien der Gesellschaft nach Maßgabe des Übernahmevertrags nachkommen, unter bestimmten Umständen erhöht werden können oder dass der Übernahmevertrag gekündigt werden kann.

Der Übernahmevertrag sieht ferner vor, dass die Joint Bookrunner unter bestimmten Umständen vom Übernahmevertrag und damit ihrer Verpflichtung zur Übernahme der Angebotenen Aktien zurücktreten können. Zu diesen Umständen zählt insbesondere wenn nach Einschätzung der Joint Bookrunner:

- eine Verschlechterung der wirtschaftlichen Situation der Gesellschaft eintritt oder wahrscheinlich ist, die die erfolgreiche Platzierung der Aktien gefährden würde;
- ein Ereignis eintritt, das auf die Finanzmärkte, in denen die Aktien platziert werden sollen, erhebliche negative Auswirkungen hat.

Sollte es bis zum 8. Juni zu einem Rücktritt vom Übernahmevertrag kommen, so findet das Angebot nicht statt. Bereits erfolgte Zuteilungen an Anleger sind unwirksam. Ein Anspruch auf Lieferung besteht in diesem Fall nicht. Ansprüche in Bezug auf bereits erbrachte Zeichnungsgebühren und im Zusammenhang mit der Zeichnung entstandene Kosten eines Anlegers richten sich allein nach dem Rechtsverhältnis zwischen dem Anleger und dem Institut, bei dem er sein Kaufangebot angegeben hat. Sollten Anleger so genannte Leerverkäufe vorgenommen haben, so trägt der die Aktien verkaufende Anleger das Risiko, diese Verpflichtung nicht durch Lieferung erfüllen zu können. Etwaige schuldrechtliche Rechtsgeschäfte über Aktien sind in diesem Fall nach Maßgabe der einschlägigen gesetzlichen Vorschriften rückabzuwickeln. Soweit die Neuen Aktien bereits entstanden sind, können diese u.a. von der abgebenden Aktionärin oder einem von der Gesellschaft zu bestimmenden Dritten nach Maßgabe des Übernahmevertrages übernommen werden.

HALTEVEREINBARUNGEN

Die Gesellschaft (bzw. deren Vorstand oder Aufsichtsrat im Bezug auf die unter (i) und (ii) genannten Maßnahmen) wird sich gegenüber den Konsortialbanken verpflichten, ohne vorherige schriftliche Zustimmung der Joint Bookrunners, innerhalb eines Zeitraums von sechs Monaten nach der Zulassung der Aktien zum Börsenhandel (i) keine Kapitalerhöhung aus genehmigtem Kapital anzukündigen oder durchzuführen, (ii) der Hauptversammlung der Gesellschaft keine Kapitalerhöhung zur Beschlussfassung vorzuschlagen und (iii) außer zum Zweck der Ausgabe von Aktien oder Optionen an Führungskräfte und Mitarbeiter der Gesellschaft oder einer ihrer Tochtergesellschaften im Rahmen eines üblichen Aktienoptionsplans und im Rahmen von Sicherungsgeschäften zur Sicherung von Verpflichtungen aus solchen Optionsrechten weder direkt noch indirekt Aktien der Gesellschaft oder andere Wertpapiere, die in Aktien der Gesellschaft umgewandelt oder dafür eingetauscht werden können oder ein Recht zum Erwerb von Aktien der Gesellschaft gewähren, anzubieten, zu verpfänden, zuzuteilen, auszugeben, zu verkaufen, sich zu deren Verkauf zu verpflichten, eine Option zu deren Erwerb zu verkaufen, eine Option zu deren Veräußerung zu kaufen, die Wertpapiere anderweitig abzugeben oder zu veräußern, noch Geschäfte (einschließlich Swapgeschäfte) abzuschließen oder durchzuführen, durch die das wirtschaftliche Risiko des Aktienbesitzes ganz oder teilweise auf einen Dritten übertragen wird, unabhängig davon, ob diese Geschäfte durch Lieferung von Anteilen, durch Geldzahlungen oder andere Leistungen zu erfüllen sind. Nicht betroffen von dieser Regelung sind Aktien, die Gegenstand dieses Prospekts sind oder von der Gesellschaft im Rahmen einer Akquisition veräußert werden, soweit sichergestellt ist, dass sich der Erwerber in diesem Zusammenhang den selben Halteverpflichtungen unterwirft, wie sie nachfolgend für die abgebende Aktionärin dargelegt sind.

Die abgebende Aktionärin und die Beteiligungs-KG werden sich darüber hinaus gegenüber den Konsortialbanken verpflichten, ohne vorherige schriftliche Zustimmung der Joint Bookrunners, innerhalb eines Zeitraums von sechs Monaten nach der Zulassung der Aktien zum Börsenhandel (i) keine der (weiteren) von ihnen gehaltenen Aktien der Gesellschaft oder andere Wertpapiere, die in Aktien der Gesellschaft umgewandelt oder dafür eingetauscht werden können, direkt oder indirekt anzubieten, zu verpfänden, zu verkaufen, sich zu deren Verkauf zu verpflichten, eine Option zu deren Erwerb zu verkaufen, eine Option zu deren Veräußerung zu kaufen oder die Wertpapiere in anderer Weise abzugeben oder zu veräußern, (ii) keine Geschäfte (einschließlich Swapgeschäfte) abzuschließen, durch die das wirtschaftliche Risiko des Aktienbesitzes ganz oder teilweise auf einen Dritten übertragen wird, unabhängig davon, ob die vorstehend unter (i) und (ii) genannten Geschäfte durch Lieferung von Anteilen oder durch Geldzahlungen oder andere Leistungen zu erfüllen sind, (iii) keine Rechte im Hinblick auf eine Registrierung der Aktien der Gesellschaft oder anderer Wertpapiere, die in Aktien der Gesellschaft ungewandelt oder eingetauscht werden können unter dem Securities Act auszuüben oder solche Ausübungsrechte zu fordern und (iv) nicht

eine Kapitalerhöhung der Gesellschaft zu initiieren, für sie zu stimmen oder in anderer Weise zu unterstützen. Hiervon ausgenommen sind Übertragungen an Konzernunternehmen der abgebenden Aktionärin, soweit sichergestellt ist, dass sich diese den selben Haltevereinbarungen unterwerfen wie die abgebende Aktionärin.

VERPFLICHTUNGEN DER KONSORTIALBANKEN

Jede Konsortialbank wird im Übernahmevertrag erklären und gewährleisten, außer im Zusammenhang mit Angeboten und Verkäufen in Deutschland keine Handlungen in einer anderen Rechtsordnung vorgenommen zu haben oder solche in Zukunft vorzunehmen, die in dieser Rechtsordnung ein öffentliches Angebot der Aktien darstellen würden.

Jede die Aktien anbietende Konsortialbank hat sich verpflichtet, (i) dass weder sie selbst noch ein mit ihr verbundenes Unternehmen noch ein für sie oder diese handelnder Dritter die Aktien im Wege einer allgemeinen Aufforderung oder an die Öffentlichkeit gerichteten Werbung (wie definiert in Regulation D) oder in irgendeiner Weise, welches ein öffentliches Angebot im Sinne der Section 4(2) des Securities Act zur Folge hätte, angeboten oder verkauft hat oder zur Abgabe eines Kaufangebots für die Aktien aufgefordert hat oder die Aktien anbieten oder verkaufen wird oder zur Abgabe eines Kaufangebots für die Aktien auffordern wird; (ii) die Aktien in den Vereinigten Staaten ausschließlich an ihres Erachtens Qualified Institutional Buyers gemäß Rule 144A im Rahmen des Securities Act weiterzuverkaufen (mit Ausnahme der bevorrechtigten Zuteilung an Gesellschafter, Mitglieder der Geschäftsführung und Mitarbeiter von Kohlberg Kravis Roberts & Co. L.P. und assoziierten (*affiliated*) Gesellschaften und Personen, im Rahmen derer die Aktien gemäß einer anderen Ausnahme von den Registrierungserfordernissen des Securities Act privat platziert werden); (iii) dass weder sie selbst noch ein mit ihr verbundenes Unternehmen noch ein für sie oder diese handelnder Dritter gezielte Verkaufsbemühungen ("directed selling efforts") (im Sinne der Regulation S) unternommen hat oder unternehmen wird und dass sie selbst und mit ihr verbundene Unternehmen sowie ein für sie oder diese handelnder Dritter die Verkaufsbeschränkungen nach Regulation S eingehalten haben und einhalten werden.

Darüber hinaus kann das Anbieten oder Verkaufen der Aktien innerhalb der Vereinigten Staaten durch einen am Angebot nicht beteiligten Händler bis zum Ablauf von 40 Tagen nach dem späteren der folgenden Termine, entweder nach der Notierungsaufnahme oder nach dem Datum der Erstausgabe der Aktien, gegen die Registrierungserfordernisse des Securities Act verstoßen, wenn dieses Anbieten und Verkaufen nicht in Übereinstimmung mit Rule 144A des Securities Act oder nicht aufgrund einer anderen Registrierungsausnahme nach dem Securities Act erfolgt.

Jede Konsortialbank hat erklärt bzw. hat sich verpflichtet, dass (i) sie vor Ablauf von sechs Monaten ab dem Tag der Ausgabe der Aktien keine Aktien im Vereinigten Königreich angeboten oder verkauft hat, noch anbieten oder verkaufen wird, es sei denn an Personen, zu deren gewöhnlicher Geschäftstätigkeit der Erwerb, das Halten, Verwalten oder Veräußern von Geldanlagen in eigenem oder fremdem Namen im Rahmen ihrer Unternehmenszwecke gehören, oder ansonsten unter Umständen, die kein öffentliches Zeichnungsangebot im Vereinigten Königreich im Sinne der *Public Offers of Securities Regulations 1995* waren oder sind; (ii) dass sie jede ihr zugehende Aufforderung oder Veranlassung zu Anlagegeschäften (im Sinne der Section 21 des Financial Services and Markets Act 2000 ("FSMA")) nur dann mitgeteilt hat oder mitteilen wird, bzw. eine diesbezügliche Mitteilung veranlasst hat oder veranlassen wird, soweit diese Aufforderung oder Veranlassung im Zusammenhang mit der Ausgabe und dem Verkauf solcher Aktien unter Umständen erfolgt, unter denen die Bestimmungen in Section 21(1) FSMA auf die Gesellschaft keine Anwendung finden; und (iii) dass sie alle einschlägigen Bestimmungen der FSMA bei allen Handlungen beachtet hat und beachten wird, die sie in Bezug auf die Aktien im Vereinigten Königreich, von ihm aus oder anderweitig in Zusammenhang mit ihm unternommen haben.

Einige der Konsortialbanken haben regelmäßig Dienstleistungen für die Gesellschaft bzw. die abgebenden Aktionäre erbracht oder erbringen solche und unterhalten zur Gesellschaft normale Geschäftsbeziehungen als Kreditinstitut oder Darlehensgeber im Rahmen von Darlehensverbindlichkeiten der MTU Aero Engines GmbH.

Finanzteil

INHALTSVERZEICHNIS

Konsolidierte Finanzinformationen

Einzelabschlüsse

[Diese Seite wurde absichtlich freigelassen]

Konzernabschluss
zum 31.03.2005
(ungeprüft)

erstellt nach
International Financial Reporting Standards

MTU Aero Engines
Erste Holding GmbH,
München

MTU Aero Engines Erste Holding GmbH

KONZERN-GEWINN-UND VERLUSTRECHNUNG

in T-Euro	*Anhang*	**Jan-März 2005**	**Jan-März 2004**
Umsatzerlöse	(5)	509.750	429.979
Umsatzkosten	(6)	-450.172	-392.256
Bruttoergebnis vom Umsatz		59.578	37.723
Vertriebskosten		-17.017	-18.173
Verwaltungskosten		-13.944	-48.067
Sonstige betriebliche Erträge und Aufwendungen		1.246	279
Ergebnis vor Finanzergebnis		29.863	-28.238
Finanzergebnis		-21.714	-44.576
Ergebnisanteile an Joint-Ventures, die nach der Equity-Methode bilanziert sind		29	-749
Ergebnis der gewöhnlichen Geschäftstätigkeit		8.178	-73.563
Steuern vom Einkommen und Ertrag		-3.188	28.985
Konzernüberschuss /- fehlbetrag		4.990	-44.578
Verlustvortrag		-148	-321
Konzerngewinn /- verlust		4.842	-44.899

MTU Aero Engines Erste Holding GmbH

KONZERNBILANZ

in T-Euro	Anhang		31.03.2005	31.12.2004
AKTIVA				
Langfristiges Vermögen				
Immaterielle Vermögensgegenstände	(1)		961.552	968.596
Sachanlagevermögen	(2)		562.167	576.601
Beteiligungen an Joint Ventures		44.100		44.071
Anteile an assoziierten Unternehmen		378		378
Sonstige Anteile		659		769
Langfristige Ausleihungen		1.410		1.421
Finanzanlagen			46.547	46.639
Sonstige Vermögenswerte			695	40.399
Latente Steuern			3.140	2.346
			1.574.101	1.634.581
Kurzfristiges Vermögen				
Vorräte		458.046		448.105
Forderungen		474.580		450.424
Sonstige Vermögenswerte		67.401		147.919
Flüssige Mittel		44.111		28.454
Geleistete Vorauszahlungen		6.637		9.619
			1.050.775	1.084.521
			2.624.876	2.719.102
PASSIVA				
Eigenkapital	(3)			
Gezeichnetes Kapital		2.210		2.210
Kapitalrücklage		203.745		203.745
Gesamtergebnisrechnung		1.020		11.159
Bilanzgewinn /- verlust		4.842		-148
			211.817	216.966
Langfristige Schulden				
Rückstellungen für Pensionen		350.997		344.679
Übrige Rückstellungen		56.758		56.674
Finanzverbindlichkeiten	(4)	598.261		621.240
Übrige Verbindlichkeiten		59.499		58.244
Latente Steuern		358.571		367.697
			1.424.086	1.448.534
Kurzfristige Schulden				
Rückstellungen für Pensionen		14.134		14.240
Übrige Rückstellungen		137.372		156.232
Finanzverbindlichkeiten	(4)	70.286		245.327
Verbindlichkeiten aus Lieferungen und Leistungen		287.140		227.122
Übrige Verbindlichkeiten		480.041		410.681
			988.973	1.053.602
			2.624.876	2.719.102

MTU Aero Engines Erste Holding GmbH

KONZERN-KAPITALFLUSSRECHNUNG

in T-Euro	Jan-März 2005	Jan-März 2004
Konzernüberschuss /- fehlbetrag	4.990	-44.578
+ Abschreibungen auf Gegenstände des Anlagevermögens	33.305	31.286
+ Gewinne/Verluste von assoziierten Unternehmen	-29	749
+ Gewinne aus Anlageabgängen	-78	-246
+/- Veränderung der Pensionsrückstellungen	6.212	3.843
+/- Veränderung der übrigen Rückstellungen	-18.776	-29.350
+/- Veränderung der latenten Steuern	-2.625	-29.043
+/- Veränderungen bei Positionen der Vermögenswerte und Schulden		
+/- Veränderung der Vorräte	-9.941	385
+/- Veränderung der Forderungen (ohne Derivate)	-8.854	25.976
+/- Veränderung der Verbindlichkeiten (ohne Derivate)	128.867	97.915
Mittelzufluss aus der betrieblichen Geschäftstätigkeit	133.071	56.937
- Investitionen in Immaterielle Vermögenswerte und Sachanlagen	-11.191	-10.779
- Investitionen in Finanzanlagen[1]	-3	-88
+ Erlöse aus Anlageabgängen	680	395
+ Rückzahlungen von Ausleihungen	14	221
Mittelabfluss aus der Investitionstätigkeit	-10.500	-10.251
+/- Veränderung der Finanzverbindlichkeiten[2]	-198.020	2.719
+/- Veränderung der Derivate	91.529	11.802
Mittelzu -/ abfluss aus der Finanzierungstätigkeit	-106.491	14.521
Wechselkursänderungen im Kapital	-1.128	-720
Wechselkursänderungen im Anlagevermögen	705	583
	-423	-137
Veränderung der flüssigen Mittel	15.657	61.070
Flüssige Mittel am 31.12.2004 / 01.01.2004	28.454	205.646
Flüssige Mittel am 31. März	44.111	266.716

(1) *Ohne Berücksichtigung des Mittelabflusses von € 766,6 Mio. bei der Zahlung des Kaufpreises für die Akquisition.*

(2) *Ohne Berücksichtigung des Mittelzuflusses von € 766,6 Mio. im Zusammenhang mit der Finanzierung der Akquisition durch Dritte inklusive des 162,2 Mio. Darlehens von Blade Forex.*

Anhangsangaben zur Konzern-Bilanz

Dieser Zwischenabschluss wurde in Übereinstimmung mit den International Financial Reporting Standards für Zwischenabschlüsse erstellt. Bestimmte Informationen und Anhangsangaben, die üblicherweise in nach IFRS erstellten Abschlüssen enthalten sind, wurden in Übereinstimmung mit diesen Regelungen zusammengefasst dargestellt bzw. ganz ausgelassen. Die Angaben enthalten jedoch sämtliche Anpassungen (vornehmlich übliche wiederkehrende Abgrenzungen), die nach Einschätzung des Managements erforderlich sind, um eine angemessene Darstellung der Ergebnisse der Zwischenberichtsperioden zu gewährleisten. Ergebnisse der Zwischenberichtsperioden sind nicht notwendigerweise ein Anhaltspunkt für die für das Gesamtjahr zu erwartenden Ergebnisse.

Die in diesem Zwischenabschluss enthaltene Bilanz zum 31. Dezember 2004 wurde aus dem geprüften Abschluss abgeleitet; sie enthält jedoch nicht alle nach IFRS erforderlichen Angaben. Die Gesellschaft ist jedoch der Auffassung, dass sämtliche Angaben enthalten sind, die eforderlich sind, damit die dargestellten Informationen nicht irreführend sind.

Dieser Zwischenabschluss ist in Verbindung mit der geprüften Konzernbilanz der Gesellschaft zum 31. Dezember 2004, sowie der Konzern-Gewinn- und Verlustrechnung, Kapitalflussrechnung und Entwicklung des Konzern-Eigenkapitals für das Geschäftsjahr 2004 zu lesen.

(1) Immaterielle Vermögensgegenstände

Die immateriellen Vermögensgegenstände betragen T€ 961.552 (2004: T€ 968.596) und beinhalten Programmwerte, programmunabhängige Technologien, Kundenbeziehungen, Nutzungsrechte und Lizenzen sowie Firmenwerte.

in T-Euro	31.03.2005	31.12.2004
Programmwerte	375.884	376.864
Programmunabhängige Technologien	109.148	112.269
Kundenbeziehungen	50.562	51.768
Nutzungsrechte und Lizenzen	43.139	45.086
Fimenwerte	382.819	382.609
	961.552	968.596

Die Veränderung der Firmenwerte beruht auf Währungsveränderungen. Im ersten Quartal des Jahres 2005 sind keine Ereignisse eingetreten, die auf einen Abwertungsbedarf bei den Firmenwerten hindeuten.

(2) Sachanlagevermögen

Das Sachanlagevermögen reduziert sich um T€ 14.434 auf T€ 562.167. Dies ist vor allem durch hohe Abschreibungen aufgrund der Purchase Price Allocation begründet, die im ersten Quartal über den Zugängen liegen.

(3) Eigenkapitalentwicklung

in T-Euro	31.03.2005
Eigenkapital zum 31.12.2004	216.966
Konzernüberschuss	4.990
Währungseffekte	705
Veränderungen der Finanzderivate	-10.844
Eigenkapital zum 31.03.2005	211.817

(4) Finanzverbindlichkeiten (kurz- und langfristig)

in T-Euro	kurz-fristig	langfristig	Gesamt 31.03.2005
Anleihen			
High Yield Bond		275.000	275.000
Zinsverbindlichkeit High Yield Bond	11.344		11.344
Verbindlichkeiten gegenüber Kreditinstituten			
Revolving Credit Facility	56.817		56.817
Übrige Bankverbindlichkeiten	8		8
Verbindlichkeiten gegenüber nahestehenden Unternehmen	406	71.746	72.152
Sonstige Finanzverbindlichkeiten			
Vendor Loan		188.283	188.283
Finance Leasing Verbindlichkeiten	1.711	50.841	52.552
Sonstige		12.391	12.391
	70.286	598.261	668.547

in T-Euro	kurz-fristig	langfristig	Gesamt 31.12.2004
Anleihen			
High Yield Bond		275.000	275.000
Zinsverbindlichkeit High Yield Bond	5.672		5.672
Verbindlichkeiten gegenüber Kreditinstituten			
Senior Facility Agreement	174.178		174.178
Verbindlichkeiten gegenüber nahestehenden Unternehmen	63.589	98.824	162.413
Sonstige Finanzverbindlichkeiten			
Vendor Loan		185.500	185.500
Finance Leasing Verbindlichkeiten	1.888	50.037	51.925
Sonstige		11.879	11.879
	245.327	621.240	866.567

Im Februar 2005 zahlte MTU weitere € 79,2 Mio. ihrer Verschuldung unter dem Senior Facilities Agreement vorzeitig zurück. Im März 2005 schloss die Gesellschaft eine neue revolvierende Kreditlinie ab, die das Senior Facilities Agreement ersetzte. Gleichzeitig wendete die Gesellschaft weitere € 48,9 Mio. zur Tilgung von Bankverbindlichkeiten. Durch die Kreditlinie stehen der Gesellschaft € 250 Mio. zur Verfügung, die sie zur Erfüllung ihres Bedarfs an Working Capital oder für andere allgemeine Unternehmenszwecke verwenden kann.

Weiterhin wurden im März 2005 die übrigen Devisentermingeschäfte aus der Zeit vor der Akquisition gekündigt, und im selben Schritt das Darlehen durch Blade Forex aufgehoben, welches im Zusammenhang mit diesen Devisentermingeschäften stand.

Eventualverbindlichkeiten

Haftungen der Gesellschaft bestehen zum 31.03.2005 in Höhe von T€ 142.281 (31.12.2004: T€ 138.446), die vorwiegend auf Risk-and Revenue-Sharing-Verträge zurückzuführen sind:

Haftungen aus Risk-and Revenue-Sharing Verträgen

in T-Euro	31.03.2005 Brutto	Netto	31.12.2004 Brutto	Netto
GE	33.478	33.143	31.862	31.543
IAE	36.094	34.338	34.249	32.579
PWA	14.833	14.685	16.239	16.077
	84.405	82.166	82.350	80.199

Der Bruttowert repräsentiert den Gesamthaftungsbetrag, während der Nettobetrag um die dafür bilanzierten Rückstellungen reduziert ist.

Bei der MTU Aero Engines GmbH bestehen für militärische und zivile Kooperationsprogramme nicht valutierbare Vertragsdurchführungsgarantien.

Konsolidierungskreis

Wir beabsichtigen, die Atena Engineering GmbH zu veräußern. Da dieser Verkauf insgesamt einen unwesentlichen Einfluss auf die Darstellung unser Vermögenslage im Quartalsabschluss zum 31. März 2005 hat, haben wir auf die gesonderte Darstellung der Vermögenswerte und Schulden in der Bilanz gemäß IFRS 5 verzichtet.

Die Hauptgruppen der Vermögenswerte und Schulden, die als zur Veräußerung gehalten klassifiziert werden, teilen sich zum 31. März 2005 wie folgt auf:

in T-Euro

Langfristige Vermögenswerte	4.331
Vorräte	4.324
Kurzfristige Forderungen und Rechnungsabgrenzungsposten	4.699
Langfristige Rückstellungen und Verbindlichkeiten	-493
Kurzfristige Rückstellungen und Verbindlichkeiten	-7.612
	5.249

Anhangsangaben zur Konzern-Gewinn-und Verlustrechnung

(5) Umsatzerlöse

Segmente	Jan-März 2005 T-Euro	Jan-März 2005 T-Euro	Jan-März 2004 T-Euro	Jan-März 2004 T-Euro
Ziviles Triebwerksgeschäft	239.930		205.885	
Militärisches Triebwerksgeschäft	102.048	341.978	98.303	304.188
Zivile Triebwerksinstandhaltung		172.637		132.638
Konsolidierung		-4.865		-6.847
Gesamt		509.750		429.979

(6) Umsatzkosten

in T-Euro	Jan-März 2005		Jan-März 2004	
Materialaufwand		-309.210		-245.070
Personalaufwand		-93.100		-84.360
Abschreibungen		-32.050		-30.070
Übrige Umsatzkosten		-11.232		-13.576
Forschungs- und Entwicklungsaufwand	-13.080		-44.660	
Verwendung F&E-Rückstellung	8.500	-4.580	25.480	-19.180
		-450.172		-392.256

Dreijahresübersichten Konzern (IFRS)

für die Geschäftsjahre 2002, 2003 und 2004
sowie für das erste Quartal 2004 und 2005

Übersicht über die Geschäftsjahre 2002, 2003 und 2004 sowie für das 1. Quartal 2004 und 2005 (jeweils nach IFRS)

Einleitung zu den Übersichtsseiten (Seite F-13 bis F-16)

Die nachfolgenden Finanzinformationen zum Geschäftsjahr 2004 sowie für die Perioden, die zum 31. März 2004 bzw. 2005 enden, sind dem nach International Financial Reporting Standards („IFRS") aufgestellten Konzernabschlusses der MTU Aero Engines Erste Holding GmbH zum 31. Dezember 2004 bzw. deren konsolidierten Zwischenabschlüsse zum 31. März 2004 bzw. 31. März 2005 entnommen. Die Firma der Gesellschaft wurde mittlerweile in MTU Aero Engines Holding AG geändert. Diese Finanzinformationen stellen lediglich Auszüge aus diesen Abschlüssen dar.

Die nachfolgenden Finanzinformation zum Geschäftsjahr 2003 wurden—soweit sie die Gewinn- und Verlustrechnung und die Kapitalflussrechnung betreffen—aus dem nach IFRS aufgestellten Konzernabschluss der MTU Aero Engines GmbH, wie sie in ihrer rechtlichen Struktur vor Erwerb bestanden hat, entnommen. Der zugrunde liegende IFRS Konzernabschluss wurde aus dem HGB Konzernabschluss zum 31. Dezember 2003 entwickelt. Finanzinformationen zur Bilanz 2003 stellen Vortragswerte zum 1. Januar 2004 dar, die dem Konzernanhang der MTU Aero Engines Erste Holding GmbH entnommen wurden. Ebenso betrifft die Eigenkapitalveränderungsrechnung 2003 die MTU Aero Engines Erste Holding GmbH.

Die nachfolgenden Finanzinformationen zum Geschäftsjahr 2002 basieren auf dem nach IFRS aufgestellten Konzernabschluss der MTU Aero Engines GmbH wie sie in ihrer rechtlichen Struktur vor Erwerb bestanden hat. Dieser IFRS Konzernabschluss wurde aus dem HGB Konzernabschluss zum 31. Dezember 2002 entwickelt.

Die ungeprüften konsolidierten IFRS Finanzinformationen für die jeweils am 31. Dezember endenden Jahre 2002 und 2003 wurden so aufbereitet, dass sie dieselben IFRS Rechnungslegungsgrundsätze aufweisen, wie sie für die konsolidierten Finanzinformationen der MTU Aero Engines Erste Holding GmbH für das Geschäftsjahr 2004 angewendet wurden, mit Ausnahme der Rechnungslegungsanwendung für Pensionsverbindlichkeiten: Die Korridormethode für die Bilanzierung der versicherungsmathematischen Gewinne und Verluste wurde in den Geschäftsjahren 2002 und 2003 nicht angewendet.

Der nach IFRS aufgestellte Konzernabschluss zum 31. Dezember 2004 der MTU Aero Engines Erste Holding GmbH wurde von einem Abschlussprüfer nach den deutschen Prüfungsvorschriften und unter Beachtung der vom Institut der Wirtschaftsprüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung geprüft.

Die nach IFRS aufgestellten Konzernabschlüsse zum 31. März 2005 und 31. März 2004 der MTU Aero Engines Erste Holding GmbH sowie die nach IFRS übergeleiteten Konzernabschlüsse zum 31. Dezember 2003 und 31. Dezember 2002 der MTU Aero Engines GmbH, wie sie in ihrer rechtlichen Struktur vor Erwerb bestanden hat, sind ungeprüft.

MTU Aero Engines Holding AG

GEWINN- UND VERLUSTRECHNUNG

in Mio. €	2002	2003	IFRS 2004	Q1 2004	Q1 2005
Umsatzerlöse	2.200,8	1.952,2	1.918,0	430,0	509,7
Umsatzkosten	-1.899,5	-1.617,4	-1.685,3	-392,3	-450,2
davon Forschungs- und Entwicklungskosten	-53,7	-48,3	-57,7	-19,3	-4,8
Bruttoergebnis vom Umsatz	301,3	334,8	232,7	37,7	59,6
Vertriebskosten	-77,6	-81,7	-68,0	-18,2	-17,0
Allgemeine Verwaltungskosten	-42,6	-49,3	-87,7	-48,1	-13,9
Sonstige betriebliche Erträge und Aufwendungen	7,6	-0,3	4,0	0,3	1,2
Ergebnis vor Finanzergebnis	188,8	203,5	81,1	-28,2	29,9
Finanzergebnis	-17,4	-45,4	-72,8	-44,6	-21,7
Ergebnisanteile an Joint Ventures, die nach der Equity-Methode bilanziert sind	1,4	-1,5	-1,8	-0,7	0,0
Ergebnis der gewöhnlichen Geschäftstätigkeit	172,8	156,6	6,5	-73,6	8,2
Steuern von Einkommen und vom Ertrag	-73,4	-93,3	-6,3	29,0	-3,2
Minority interest (share of loss)	1,1	0,0	0,0	0,0	0,0
Konzernjahresüberschuss / -jahresfehlbetrag	100,4	63,3	0,2	-44,6	5,0

UMSATZERLÖSE

	2002 HGB	2003 HGB	2004 IFRS
Inland	425	445	501,4
Nordamerika	1.424	1.040	986,4
übrige	448	455	430,2
gesamt	2.297	1.940	1.918,0

MTU Aero Engines Holding AG

BILANZ

in Mio. €	2002	IFRS 2003	2004	Q1 2005
Langfristiges Vermögen				
Immaterielle Vermögenswerte	133,2	984,7	968,6	961,6
Sachanlagevermögen	279,8	630,6	576,6	562,2
Beteiligungen an Joint Ventures	33,6	45,9	44,1	44,1
Anteile an assoziierten Unternehmen	234,0	0,4	0,4	0,4
sonstige Anteile	0,0	1,0	0,8	0,7
Langfristige Ausleihungen	4,4	4,0	1,4	1,4
Finanzanlagen	272,0	51,2	46,6	46,5
Forderungen und sonstige Vermögenswerte	39,8	92,0	40,4	0,7
Latente Steuern	0,0	2,3	2,3	3,1
	724,8	1.760,9	1.634,6	1.574,1
Kurzfristiges Vermögen				
Vorräte	443,7	418,3	448,1	458,0
Forderungen Lieferung und Leistungen	411,1	317,3	450,4	474,6
Forderungen und sonstige Vermögenswerte	131,7	207,5	147,9	67,4
Flüssige Mittel	326,5	205,6	28,5	44,1
Geleistete Vorauszahlungen	4,6	5,9	9,6	6,6
	1.317,6	1.154,6	1.084,5	1.050,8
Bilanzsumme	2.042,4	2.915,5	2.719,1	2.624,9
Eigenkapital				
Gezeichnetes Kapital	80,1	0,0	2,2	2,2
Kapitalrücklage und Gewinnrücklage	775,1	201,5	203,7	203,7
Gesamtergebnisrechnung	36,4	0,0	11,2	1,0
Bilanzverlust	-120,8	-0,3	-0,1	4,8
	770,8	201,2	217,0	211,8
Langfristige Schulden				
Rückstellungen für Pensionen	285,3	332,2	344,7	351,0
Übrige Rückstellungen	29,9	87,9	56,7	56,8
Finanzverbindlichkeiten	47,9	816,6	621,2	598,3
Übrige Verbindlichkeiten	193,1	72,7	58,2	59,5
Latente Steuern	67,2	361,9	367,7	358,6
	623,4	1.671,3	1.448,5	1.424,1
Kurzfristige Schulden				
Rückstellungen für Pensionen	10,6	10,8	14,2	14,1
Übrige Rückstellungen	134,6	176,5	156,2	137,4
Finanzverbindlichkeiten	36,1	319,5	245,3	70,3
Verbindlichkeiten aus Lieferungen und Leistungen	205,6	180,1	227,1	287,1
Übrige Verbindlichkeiten	261,3	356,1	410,7	480,0
	648,2	1.043,0	1.053,6	989,0
Bilanzsumme	2.042,4	2.915,5	2.719,1	2.624,9

MTU Aero Engines Holding AG

Eigenkapitalveränderungsrechnung

			IFRS			
				Gesamtergebnisrechnung		
in Mio. €	Gezeichnetes Kapital	Kapital-rücklage	Bilanz-gewinn	Währungs-differenzen	Derivate	Gesamt
15.07.2003	0,0	0,0	0,0	0,0	0,0	0,0
Periodenergebnis 2003			-0,3			-0,3
Einzahlung in Kapitalrücklage		201,5				201,5
31.12.2003	0,0	201,5	-0,3	0,0	0,0	201,2
Jahresergebnis 2004			0,2			0,2
Einzahlung in Kapitalrücklage		2,2				2,2
Einzahlung in Gezeichnetes Kapital	2,2					2,2
Ergebnis aus Fair Value Bewertungen / Derivate					12,2	12,2
Währungskurseinflüsse				-1,0		-1,0
				-1,0	12,2	
31.12.2004	2,2	203,7	−0,1		11,2	217,0

MTU Aero Engines Holding AG

KAPITALFLUSSRECHNUNG DES KONZERNS

in Mio. €	2002	2003	IFRS 2004	Q1 2004	Q1 2005
Konzernjahresüberschuss /-jahresfehlbetrag	99,3	63,3	0,2	-44,6	5,0
+ Abschreibungen auf Gegenstände des Anlagevermögens	54,9	60,9	133,1	31,3	33,3
+ Verluste von assoziierte Unterenehmen	0,0	0,0	1,8	0,7	0,0
- Gewinn aus Anlagenabgang	0,0	0,0	-1,7	-0,2	-0,1
+/- Veränderung aus Pensionsrückstellungen	27,3	42,9	15,9	3,8	6,2
+/- Veränderung der übrigen Rückstellungen	3,8	-35,4	-51,5	-29,4	-18,8
- Aktivierung Entwicklungskosten GP7000/PW6000	-75,2	-122,8	0,0	0,0	0,0
+/- Veränderung der aktiven/passiven latenten Steuern	67,2	39,1	-2,4	-29,0	-2,6
+/- Gewinne/Verluste aus dem Abgang von Anlagevermögen	-1,0	0,1	0,0	0,0	0,0
+/- Veränderung der Vorräte	104,1	31,9	-29,8	0,4	-9,9
+/- Veränderung der Forderungen (ohne Derivate)	72,1	88,9	-79,8	26,0	-8,9
+/- Veränderung der Verbindlichkeiten (ohne Derivate)	-70,7	-62,0	87,2	97,9	128,9
Mittelzu/-abfluss aus der betrieblichen Geschäftstätigkeit	**281,8**	**106,9**	**72,9**	**56,9**	**133,1**
- Investitionen in Immaterielle Vermögenswerte und Sachanlagen	-136,0	-83,8	-65,9	-10,8	-11,2
- Unternehmenserwerb MTU-Gruppe	0,0	0,0	-766,6	0,0(1)	0,0
- Investitionen in Finanzanlagen	-10,8	-16,3	-0,1	-0,1	0,0
+ Erlöse aus Anlagenabgängen	12,8	6,3	3,3	0,4	0,7
+ Rückzahlungen von Ausleihungen	0,7	0,3	2,8	0,2	0,0
Mittelabfluss aus der Investitionstätigkeit	**-133,3**	**-93,5**	**-826,5**	**-10,3**	**-10,5**
+/- Veränderung der Finanzverbindlichkeiten	25,9	20,9	571,5	2,7(2)	-198,0
+/- Ergebnisabführung/ Rücklagenausschüttung, -Zuführung	-280,5	-307,0	4,4	11,8	91,5
Mittelzufluss aus der Finanzierungstätigkeit	**-254,6**	**-286,1**	**575,9**	**14,5**	**-106,5**
Wechselkursänderung im Kapital	0,0	0,0	-1,0	-0,7	-1,1
Wechselkursänderung im Anlagevermögen	0,0	0,0	1,4	0,6	0,7
	0,0	0,0	0,4	-0,1	-0,4
Veränderung der flüssigen Mittel	**-106,1**	**-272,7**	**-177,2**	**61,1**	**15,7**
Flüssige Mittel am 1. Januar	396,4	290,3	205,6	205,6	28,5
	0,0	0,0	0,0	0,0	0,0
Flüssige Mittel am 31. Dezember	**290,3**	**17,6**	**28,5**	**266,7**	**44,1**

(1) *Ohne Berücksichtigung des Mittelabflusses von € 766,6 Mio. bei der Zahlung des Kaufpreises für die Akquisition.*

(2) *Ohne Berücksichtigung des Mittelzuflusses von € 766,6 Mio. im Zusammenhang mit der Finanzierung der Akquisition durch Dritte inklusive des 162,2 Mio. Darlehens von Blade Forex.*

Konzernabschluss
zum 31. Dezember 2004
(geprüft)

erstellt nach
International Financial Reporting Standards

MTU Aero Engines
Erste Holding GmbH,
München

Inhaltsverzeichnis

Gewinn- und Verlustrechnung des Konzerns

in T-Euro	*Anhang*	Konzern 2004	2003
Umsatzerlöse		1.918.000	
Umsatzkosten	(6)	-1.685.310	
Bruttoergebnis vom Umsatz		232.690	0
Vertriebskosten	(7)	-67.996	
Allgemeine Verwaltungskosten	(8)	-87.651	-36
Sonstige betriebliche Erträge und Aufwendungen	(9)	4.018	-13
Ergebnis vor Finanzergebnis		81.061	-49
Finanzergebnis	(10)	-72.779	-272
Ergebnisanteile an Joint Ventures, die nach der Equity-Methode bilanziert sind		-1.830	
Ergebnis der gewöhnlichen Geschäftstätigkeit		6.452	-321
Steuern vom Einkommen und vom Ertrag	(11)	-6.276	
Konzernjahresüberschuss /- jahresfehlbetrag		176	-321
Verlustvortrag		-321	
Einstellung in Rücklagen aufgrund Veränderung des Konsolidierungskreises		-3	
Bilanzverlust		-148	-321

Konzernbilanz

Aktiva in T-Euro	Anhang	Konzern 31.12.2004	 31.12.2003
Langfristiges Vermögen			
Immaterielle Vermögenswerte	(14)	968.596	10
Sachanlagevermögen	(15)	576.601	
Beteiligungen an Joint Ventures		44.071	
Anteile an assoziierten Unternehmen		378	
Sonstige Anteile		769	274.653
Langfristige Ausleihungen		1.421	
Finanzanlagen	(16)	46.639	274.653
Sonstige Vermögenswerte	(18)	40.399	
Latente Steuern	(11)	2.346	
		1.634.581	274.663
Kurzfristiges Vermögen			
Vorräte	(17)	448.105	
Forderungen	(18)	450.424	
Sonstige Vermögenswerte	(18)	147.919	2
Flüssige Mittel	(19)	28.454	76
Geleistete Vorauszahlungen	(21)	9.619	
		1.084.521	78
Bilanzsumme		2.719.102	274.741

Passiva in T-Euro	Anhang	Konzern 31.12.2004	 31.12.2003
Eigenkapital			
Gezeichnetes Kapital		2.210	25
Kapitalrücklage		203.745	201.500
Gesamtergebnisrechnung		11.159	0
Bilanzverlust		-148	-321
	(22)	216.966	201.204
Langfristige Schulden			
Rückstellungen für Pensionen	(23)	344.679	
Übrige Rückstellungen	(24)	56.674	
Finanzverbindlichkeiten	(25)	621.240	73.000
Übrige Verbindlichkeiten	(26)	58.244	
Latente Steuern	(11)	367.697	
		1.448.534	73.000
Kurzfristige Schulden			
Rückstellungen für Pensionen	(23)	14.240	
Übrige Rückstellungen	(24)	156.232	34
Finanzverbindlichkeiten	(25)	245.327	262
Verbindlichkeiten aus Lieferungen und Leistungen		227.122	
Übrige Verbindlichkeiten	(26)	410.681	241
		1.053.602	537
Bilanzsumme		2.719.102	274.741

Entwicklung des Konzern-Eigenkapitals

in T-Euro	Gezeichnetes Kapital	Kapital-rück-lage	Bilanz-verlust	Unterschiede aus Währungs-umrechnung	Gesamtergebnisrechnung Neubewer-tungs-Rücklage	Marktbe-wertung Wert-papiere	Derivative Finanz-instru-mente	Summe Gesamt-ergebnis-rechnung	Gesamt
= Wert zum 15.07.2003	25								25
Periodenergebnis			-321						-321
= Gesamteinkommen . .	0	0	-321	0	0	0	0	0	-321
- Einstellung in Kapitalrücklage		201.500							201.500
Bilanzwert zum 31.12.2003	25	201.500	-321	0	0	0	0	0	201.204
Einstellung in Rücklagen aufgrund Veränderung Konsolidierungskreis .			-3						-3
Angepasster Saldo zum 01.01.2004	25	201.500	-324	0	0	0	0	0	201.201
Finanzinstrumente (Available for Sale) . .							12.145	12.145	12.145
Währungskurseinflüsse .				-986				-986	-986
= nicht in GuV berücksichtigte Gewinne	0	0	0	-986	0	0	12.145	11.159	11.159
Periodenergebnis			176						176
= Gesamteinkommen . .	0	0	176	-986	0	0	12.145	11.159	11.335
+ Einzahlung aus Kapitalerhöhung . . .	2.185	2.245							4.430
Bilanzwert zum 31.12.2004	2.210	203.745	-148	-986	0	0	12.145	11.159	216.966

Kapitalflussrechnung des Konzerns

in T-Euro	Anhang	Konzern 2004	2003
Konzernjahresüberschuss /- fehlbetrag		176	-321
+ Abschreibungen auf Gegenstände des Anlagevermögens		133.076	
+ Verluste von assoziierten Unternehmen		1.830	
- Gewinn aus Anlageabgang		-1.730	
+/- Veränderung der Pensionsrückstellungen		15.947	
+/- Veränderung der übrigen Rückstellungen		-51.509	34
+/- Veränderung der aktiven latenten Steuern		-2.377	
+/- Veränderungen bei Positionen der Vermögenswerte und der Schulden			
+/- Veränderung der Vorräte		-29.812	
+/- Veränderung der Forderungen (ohne Derivate)		-79.833	-2
+/- Veränderung der Verbindlichkeiten (ohne Derivate)		87.167	241
Mittelzu / -abfluss aus der betrieblichen Geschäftstätigkeit	(28)	72.935	-48
- Investitionen in Immaterielle Vermögenswerte und Sachanlagen		-65.949	-10
- Unternehmenserwerb MTU-Gruppe		-766.640	-274.513
- Investitionen in Finanzanlagen		-76	-140
+ Erlöse aus Anlagenabgängen		3.338	
+ Rückzahlungen von Ausleihungen		2.831	
Mittelabfluss aus der Investitionstätigkeit	(28)	**-826.496**	**-274.663**
+/- Veränderung der Finanzverbindlichkeiten		571.516	73.262
+/- Ergebnisabführung / Rücklagenausschüttung, -Zuführung		4.430	201.500
Mittelzufluss aus der Finanzierungstätigkeit	(28)	575.946	274.762
Wechselkursänderungen im Kapital		-986	
Wechselkursänderungen im Anlagevermögen		1.409	
		423	0
Veränderung der flüssigen Mittel		-177.192	51
Flüssige Mittel am 01. Januar 2004 / 15. Juli 2003		205.646	25
Flüssige Mittel am 31. Dezember	(28)	28.454	76

Konzernanhang

I. GRUNDSÄTZE

1. Allgemeine Angaben

Die Geschäftsaktivitäten der MTU Aero Engines Erste Holding GmbH und ihrer Tochtergesellschaften (im folgenden MTU Aero Engines Erste Holding GmbH oder die Gesellschaft) konzentrieren sich national und international auf die Entwicklung, Herstellung, Instandhaltung, Vertrieb, Wartung, Überholung und Reparatur von Verbrennungskraftmaschinen (insbesondere Gasturbinen) sowie deren Regelungs- und Überwachungseinrichtungen einschließlich deren Zubehör und Ersatzteilen für Luftfahrzeuge sowie für stationäre Verwendungen. Darüber hinaus entwickelt die Gesellschaft Verfahren zur Wartung, Überholung und Reparatur derartiger Produkte sowie von Werkzeugen und Vorrichtungen, die bei diesen Verfahren verwendet werden.

Die Gesellschaft mit Sitz in der Dachauer Str. 665, 80995 München ist im Handelsregister beim Registergericht des Amtsgerichts München unter HRB 151251 eingetragen.

Der Konzernabschluss wurde am 27. April 2005 zur Veröffentlichung freigegeben.

Der Konzernabschluss der MTU Aero Engines Erste Holding GmbH zum 31. Dezember 2004 ist in Übereinstimmung mit den International Financial Reporting Standards (IFRS) und den Interpretationen erstellt. Alle zum 31. Dezember 2004 verpflichtend anzuwendenden Verlautbarungen des IASB wurden berücksichtigt.

Die Gewinn-und-Verlust-Rechnung ist nach dem Umsatzkostenverfahren aufgestellt.

Um die Klarheit der Darstellung zu verbessern, sind verschiedene Posten der Gewinn-und-Verlust-Rechnung und der Bilanz zusammengefasst. Diese Posten sind im Anhang gesondert ausgewiesen und erläutert.

Die Berichtswährung für den Konzernabschluss ist der Euro. Alle Beträge werden in Tausend-Euro (T-Euro) angegeben, soweit nichts anderes angegeben ist.

Die Jahresabschlüsse der konsolidierten einbezogenen Unternehmen sind auf den Stichtag des Jahresabschlusses der MTU Aero Engines Erste Holding GmbH, München, aufgestellt. Die Pratt & Whitney Canada Customer Support Centre Europe GmbH, Ludwigsfelde, welche at Equity bilanziert wird, erstellt den Jahresabschluss auf einen von der Gesellschaft abweichenden Bilanzstichtag.

Vorzeitige Anwendung geänderter Standards

Das IASB hat im Rahmen des Improvement Projects eine Reihe von Änderungen bei bestehenden IAS verabschiedet sowie neue IFRS herausgegeben, die grundsätzlich für Geschäftsjahre beginnend ab dem 01. Januar 2005 anzuwenden sind. Die MTU Aero Engines Erste Holding GmbH hat die im Folgenden genannten Standards bereits im Konzernabschluss 2004 angewandt:

IFRS 1 "Erstmalige Anwendung der IFRS"

IFRS 3 "Unternehmenszusammenschlüsse"

Unternehmenszusammenschlüsse werden im Geschäftsjahr 2004 gemäß IFRS 3 bilanziert. Der IFRS 3 steht in engem Zusammenhang mit den überarbeiteten Standards IAS 36 und IAS 38, die demnach ebenfalls vorzeitig angewandt werden. Die frühzeitige Anwendung von IFRS 3, IAS 36 (revised 2004) und IAS 38 (revised 2004) haben zur Folge, dass der Firmenwert nicht mehr planmäßig abgeschrieben, sondern jährlich einem Werthaltigkeitstest unterzogen wird.

IAS 36 (revised 2004) "Wertminderung von Vermögenswerten"
Die Änderungen des IAS 36 betreffen im Wesentlichen den Geschäfts- oder Firmenwert. Dieser wird künftig nicht mehr planmäßig abgeschrieben, sondern jährlich einem Werthaltigkeitstest ("impairment-only-approach") unterzogen.

IAS 38 (revised 2004) "Immaterielle Vermögenswerte"
Die wesentliche Änderung des IAS 38 beinhaltet die Differenzierung der Nutzungsdauer von Vermögenswerten in unbegrenzte und begrenzte Nutzungsdauer. Immaterielle Vermögenswerte mit unbegrenzter Nutzungsdauer werden nicht mehr planmäßig abgeschrieben, sondern einem jährlichen Werthaltigkeitstest nach IAS 36 unterzogen. Vermögenswerte mit begrenzter Nutzungsdauer werden weiterhin planmäßig über ihre wirtschaftliche Nutzungsdauer abgeschrieben.

IAS 32 und 39 (revised 2004) "Finanzinstrumente"
Die vorzeitige Anwendung von IAS 32 und IAS 39 (revised 2004) führen zu neuen Klassifizierungen von finanziellen Vermögenswerten. Je nach Kategorisierungszuordnung werden danach Vermögenswerte bei Folgebewertungen sofort erfolgswirksam zum beizulegenden Zeitwert bewertet oder zunächst in der Gesamtergebnisrechnung erfolgsneutral behandelt.

1.1. Besondere Ereignisse

Gesellschaftsrechtliche Veränderungen
Mit Beginn des Geschäftsjahres 01. Januar 2004 haben von Kohlberg, Kravis, Roberts & Co. (KKR) beratene Fonds die Anteile an der MTU Aero Engines GmbH vom DaimlerChrysler Konzern erworben. Der Konzern der MTU, der Mitte 2003 in rechtlicher Form entstanden war, jedoch ohne wirtschaftlichen Geschäftsbetrieb, hat mit diesem Zeitpunkt das Triebwerksgeschäft des bisherigen Teilkonzerns der MTU Aero Engines GmbH übernommen.

Die Erwerbsgesellschaft „Blade Dritte Beteiligungs GmbH & Co. KG" war zunächst in „MTU Aero Engines Dritte Beteiligungs GmbH & Co. KG" und in der Folge in „MTU Aero Engines GmbH & Co. KG" umfirmiert worden.

Die MTU Aero Engines GmbH & Co. KG wurde dann mit Wirkung zum 30. Dezember 2003 form wechselnd in die MTU Aero Engines GmbH umgewandelt. Diese Umwandlung wurde im Handelsregister am 13. Oktober 2004 eingetragen.

Damit war wirtschaftlich das bisherige operative Geschäft der mit Ablauf des Geschäftsjahres 2003 untergegangenen „alten" MTU Aero Engines GmbH (MTU -M alt) in die Erwerbsgesellschaft, die „neue" MTU Aero Engines GmbH (MTU-M) eingegliedert. Das Geschäftsjahr 2003 umfasst den Zeitraum vom 15. Juli 2003, als die Gesellschaft errichtet wurde, bis zum 31. Dezember 2003 (Rumpfgeschäftsjahr). Bezogen auf das operative Triebwerksgeschäft haben sich aus den gesellschaftsrechtlichen Vorgängen keine unmittelbaren Einflüsse auf die Vermögens-, Finanz- und Ertragslage ergeben.

1.2. Auswirkungen auf den Konzernabschluss

Im Zuge des Erwerbs sind im Konzernabschluss aufgrund der Kaufpreisallokation Vermögens- und Schuldposten der erworbenen Gesellschaften mit beizulegenden Zeitwerten (Fair Value) angesetzt worden. Darüber hinaus ist ein Geschäftswert entstanden. Die zusätzlichen Abschreibungen auf die höheren Zeitwerte und die Zinsen aus der Finanzierung des Erwerbs wirken sich im Jahresergebnis 2004 aus. Zusätzlich sind in 2004 erwerbsbedingte Einmalaufwendungen (sh. Seite F-41, Pos. 8) angefallen.

Aus den vorgenannten Gründen (Pos. 1.1. und 1.2.) werden den Berichtswerten im Konzernabschluss zum 31. Dezember 2004 als Vorjahreswerte die des rechtlichen Konzerns zum 31. Dezember 2003 gegenüber gestellt. In unseren Erläuterungen zum Geschäftsjahr 2004 gehen wir zusätzlich auf Darstellungen ein, die eine wirtschaftliche Vergleichbarkeit mit dem Vorjahr ermöglichen.

1.3. Unternehmenserwerb (Business Combination)

Zum 01. Januar 2004 erwarb die Blade Dritte Beteiligungs GmbH & Co. KG 100% der Anteile an der MTU -M alt. Der Kaufpreis betrug T-Euro 1.041.153 und wurde im Rahmen der Kaufpreisallokation (PPA) auf die folgenden Vermögenswerte und Schulden verteilt.

in T-Euro	
Kaufpreis	1.041.153
Erworbenes Nettovermögen zu Buchwerten	202.012
Zu verteilender Unterschiedsbetrag	839.141
Verteilung auf:	
Aufgedeckte Stille Reserven und Lasten	458.513
Firmenwert	380.628

Der Kaufpreis wurde gezahlt für beizulegende Zeitwerte in Höhe von T-Euro 660.525 (T-Euro 458.513 zuzüglich T-Euro 202.012) und den Firmenwert (T-Euro 380.628). Zur besseren Transparenz sind neben den beizulegenden Zeitwerten (Buchwert inklusive anteilige Kaufpreisallokation) der jeweilige Buchwert (vor Erwerb) und die darauf entfallende Kaufpreisallokation (PPA) gegenübergestellt.

Details der Kaufpreisallokation sind nachfolgend dargestellt.

in T-Euro	Buchwerte beim erworbenen Unternehmen 01.01.2004	Kaufpreis-Allokation 01.01.2004	Beilzulegende Zeitwerte 01.01.2004
Anlagevermögen			
Programmwerte	0	377.492	377.492
Programmunabhängige Technologien	0	124.743	124.743
Kundenbeziehungen	0	56.548	56.548
Firmenwert	2.319	380.628	382.947
	2.319	**939.411**	**941.730**
Grundstücke und Gebäude	95.209	210.350	305.559
Technische Anlagen und Maschinen	100.306	105.043	205.349
Andere Anlagen, Betriebs-und Geschäftsausstattung	56.607	40.057	96.664
	252.122	**355.450**	**607.572**
Übriges kurzfristiges Vermögen			
Vorräte	388.573	29.720(*)	418.293
Vermögen	**643.014**	**1.324.581**	**1.967.595**
Langfristige Schulden			
Übrige Rückstellungen	35.794	52.100	87.894
Latente Steuern	21.936	339.956	361.892
Kurzfristige Schulden			
Übrige Rückstellungen	83.099	93.384	176.483
	502.185	**839.141**	**1.341.326**

(*) *Vor Aufrechnung mit Bewertungsmaßnahmen.*

Die nachstehende Darstellung zeigt die Entwicklung der Konzernbilanz des alten, vor Erwerb bestehenden, MTU-Konzernkreises vom 01. Januar 2004 zur Konzernbilanz der MTU Aero Engines Erste Holding GmbH zum 01. Januar 2004.

Im einzelnen:

- Die erste Spalte beinhaltet die Buchwerte des alten MTU-Konzernkreises vor Erwerb.

- In der zweiten Spalte sind zusätzlich zu den bestehenden Buchwerten die Kaufpreis-Verteilungseffekte aus dem Erwerb impliziert.
- Die dritte Spalte enthält die Konzernbilanz der Erwerbsgesellschaft zum 01. Januar 2004.
- Die letzte Spalte präsentiert die Konzernbilanz der MTU Aero Engines Erste Holding GmbH in ihrer neuen Konzernstruktur zum 01. Januar 2004.

Darstellung des Erwerbsvorgangs zum 01. Januar 2004 (1)

in T-Euro	Buchwerte MTU-Konzern vor Erwerb alte Struktur IFRS 01.01.2004	Beizulegende Zeitwerte gesamt 01.01.2004	Erwerbsgesellschaft IFRS 01.01.2004	Konzern-Konsolidierung IFRS 01.01.2004	MTU-Konzern nach Erwerb neue Struktur IFRS 01.01.2004
Programmwerte	0	377.492			377.492
Programmunabhängige Technologien	0	124.743			124.743
Kundenbeziehungen	0	56.548			56.548
Nutzungsrechte und Lizenzen	43.008	43.009			43.009
Firmenwerte	2.319	382.947	10	-23	382.934
Immaterielle Vermögenswerte	45.327	984.739	10	-23	984.726
Grundstücke, grundstücks-gleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	95.209	305.559			305.559
Technische Anlagen und Maschinen	100.306	205.349			205.349
Andere Anlagen, Betriebs- und Geschäftsausstattung	56.607	96.664			96.664
Geleistete Anzahlungen und Anlagen im Bau	23.044	23.043			23.043
Sachanlagevermögen	275.166	630.615	0	0	630.615
Anteile an Tochterunternehmen	502	502	1.041.263	-1.041.153	612
Anteile an assoziierten Unternehmen	378	378			378
Beteiligungen an Joint Ventures	45.891	45.891			45.891
Sonstige Anteile	157	157			157
Ausleihungen an Beteiligungen					
—Joint Ventures	213	212			212
—Sonstige Anteile	3.769	3.769			3.769
Sonstige Ausleihungen	205	205			205
Finanzanlagen	51.115	51.114	1.041.263	-1.041.153	51.224
Summe Anlagevermögen	371.608	1.666.468	1.041.273	-1.041.176	1.666.565
Übriges langfristiges Vermögen					
Übrige Forderungen	91.967	91.967			91.967
Latente Steuern	2.397	2.397			2.397
Übriges kurzfristiges Vermögen					
Vorräte	388.573	418.293			418.293
Forderungen	388.651	388.651			388.651
Übrige Forderungen	94.701	94.701	41.493		136.194
Flüssige Mittel	17.500	17.500	188.146		205.646
Geleistete Vorauszahlungen	5.811	5.811			5.811
AKTIVA	1.361.208	2.685.788	1.270.912	-1.041.176	2.915.524

Darstellung des Erwerbsvorgangs zum 01. Januar 2004 (2)

in T-Euro	Buchwerte MTU-Konzern vor Erwerb alte Struktur IFRS 01.01.2004	Beizulegende Zeitwerte gesamt 01.01.2004	Erwerbsgesellschaft IFRS 01.01.2004	Konzern-Konsolidierung IFRS 01.01.2004	MTU-Konzern nach Erwerb neue Struktur IFRS 01.01.2004
Eigenkapital	202.012	1.041.153	201.224	-1.041.176	201.201
Langfristige Schulden					
Rückstellungen für Pensionen	332.198	332.198			332.198
Übrige Rückstellungen	35.794	87.894			87.894
Finanzverbindlichkeiten	63.106	63.106	753.519		816.625
Übrige Verbindlichkeiten	72.685	72.685			72.685
Latente Steuern	21.936	361.892			361.892
Kurzfristige Schulden					
Rückstellungen für Pensionen	10.774	10.774			10.774
Übrige Rückstellungen	83.099	176.483	38		176.521
Finanzverbindlichkeiten	3.435	3.435	316.105		319.540
Verbindlichkeiten aus Lieferungen und Leistungen	180.130	180.130			180.130
Übrige Verbindlichkeiten	356.038	356.038	26		356.064
PASSIVA	1.361.208	2.685.788	1.270.912	-1.041.176	2.915.524

in T-Euro	
Zusammenfassung:	
Eigenkapital „MTU alt" nach IFRS-Überleitung und vor Erwerb	202.012
Zuzüglich verteilte stille Reserven auf Vermögenswerte, Schulden und Firmenwert	839.141
Kaufpreis	1.041.153

2. Konsolidierungskreis

2.1. Tochterunternehmen

In den Konzernabschluss der MTU Aero Engines Erste Holding GmbH werden alle wesentlichen Unternehmen einbezogen, bei denen ein Beherrschungsverhältnis gegeben ist, weil die MTU Aero Engines Erste Holding GmbH die Mehrheit der Stimmrechte an diesen Tochterunternehmen innehat. Die Einbeziehung beginnt zu dem Zeitpunkt, ab dem die Möglichkeit der Beherrschung besteht; sie endet, wenn diese Möglichkeit nicht mehr gegeben ist.

2.2. Assoziierte Unternehmen

Gesellschaften, bei denen die MTU Aero Engines Erste Holding GmbH direkt oder indirekt die Möglichkeit hat, die finanz- und geschäftspolitischen Entscheidungen maßgeblich zu beeinflussen (assoziierte Unternehmen) werden nach der Equity-Methode bilanziert und erstmalig mit ihren Anschaffungskosten erfasst. Maßgeblicher Einfluss wird dann angenommen, wenn die MTU Aero Engines Erste Holding GmbH direkt oder indirekt 20% oder mehr der Stimmrechte an einem Unternehmen besitzt.

Die Anteile an Gemeinschaftsunternehmen (Joint Ventures) werden im Konzernabschluss der MTU Aero Engines Erste Holding GmbH nach der Equity-Methode bilanziert.

2.3. Nicht wesentliche Unternehmensbeteiligungen

Wegen Unwesentlichkeit werden neun Tochterunternehmen nicht einbezogen. Fünf Beteiligungen an assoziierten Unternehmen, drei Gemeinschaftsunternehmen (Joint Ventures) sowie drei sonstige Beteiligungen an Unternehmen ohne Geschäftsbetrieb bzw. mit geringem Geschäftsvolumen werden nicht nach der Equity Methode bewertet bzw. nicht nach der Quotenkonsolidierung einbezogen. Deren Einfluss auf die Vermögens-, Finanz- und Ertragslage des Konzerns ist insgesamt von untergeordneter Bedeutung. Auf die Konsolidierung der MTU München Unterstützungskasse GmbH, München wurde verzichtet, da die Verpflichtungen insgesamt im Konzernabschluss passiviert sind.

Nachstehend sind die einbezogenen konsolidierten als auch die nicht konsolidierten Beteiligungen aufgeführt:

	Konsolidiert ja/nein	Konsoli-dierungs-methode(*)	Anteile in %
Anteile an Tochterunternehmen			
MTU Aero Engines Zweite Holding GmbH, München	ja	Voll	100
MTU Aero Engines Dritte Holding GmbH, München	ja	Voll	100
MTU Aero Engines Investment GmbH, München	ja	Voll	100
MTU Aero Engines GmbH, München	ja	Voll	100
MTU Maintenance Hannover GmbH, Langenhagen	ja	Voll	100
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	ja	Voll	100
ATENA Engineering GmbH, München	ja	Voll	100
MTU Maintenance Canada Ltd., Richmond, Kanada	ja	Voll	100
Vericor Power Systems L.L.C., Atlanta, USA	ja	Voll	100
RSZ Beteiligungs- und Verwaltungs GmbH, München	ja	Voll	100
MTU Aero Engines North America Inc., Rocky Hill, USA	ja	Voll	100
MTU Aero Engines Zweite Verwaltungs GmbH, München	nein	at cost	100
MTU Aero Engines Verwaltungs GmbH, München	nein	at cost	100
MTU Aero Engines Zweite Participation GmbH, München	nein	at cost	100
MTU Aero Engines Dritte Participation GmbH, München	nein	at cost	100
ATENA ENGINEERING INC., Hartford, USA	nein	at cost	100
ATENA INDIA PRIVATE LIMITED, Bangalore, Indien	nein	at cost	100
MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, München	nein	at cost	100
MTU Maintenance do Brasil Ltda., Sao Paulo, Brasilien	nein	at cost	99,99
MTU München Unterstützungskasse GmbH, München	nein	at cost	100
Anteile an assoziierten Unternehmen			
EUROJET Turbo GmbH, München	nein	at cost	33
EPI Europrop International GmbH, München	nein	at cost	28
MTU Turbomeca Rolls-Royce GmbH, Hallbergmoos	nein	at cost	33,33
APA Aero Propulsion Alliance GmbH i.L., München	nein	at cost	24,8
Turbo Union Ltd., Bristol, Großbritannien	nein	at cost	39,998
Beteiligungen an Joint Ventures			
MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China	nein	Equity	50
Pratt & Whitney Canada Customer Support Centre Europe GmbH, Ludwigsfelde	nein	Equity	50
Ceramic Coating Center S.A.S., Paris, Frankreich	nein	at cost	50
Airfoil Services Sdn. Bhd., Shah Alam, Malaysia	nein	at cost	50
EUROAER GmbH, Hamburg	nein	at cost	33,33
Sonstige Anteile			
IAE International Aero Engines AG, Zürich, Schweiz	nein	at cost	12,1
Gesellschaft zur Entsorgung von Sondermüll in Bayern GmbH, München	nein	at cost	0,1
Pratt & Whitney Canada CSC Ltd.,(Africa) (PTY.), Lanseria, Südafrika	nein	at cost	50

(*) *Voll = Vollkonsolidierung.*
at cost = Bewertung zum Fair Value, entspricht aber den Anschaffungskosten.

Beim Handelsregister des Amtsgerichts München (HRB 151251) wird die vollständige Aufstellung des Anteilsbesitzes des Konzerns hinterlegt.

3. Konsolidierungsgrundsätze

Alle Unternehmenszusammenschlüsse mit Tochterunternehmen werden nach IFRS 3 anhand der Erwerbsmethode ("purchase method") bilanziert. Zum Erwerbszeitpunkt hat der Erwerber die Anschaffungskosten des Unternehmenszusammenschlusses zu verteilen, indem er die identifizierbaren Vermögenswerte, Schulden und Eventualschulden des erworbenen Unternehmens zu ihren beizulegenden Zeitwerten im Erwerbszeitpunkt ansetzt. Ein verbleibender aktivischer Unterschiedsbetrag wird als Firmenwert aktiviert und gemäß IAS 36 (revised 2004) einmal jährlich oder—bei Vorliegen unterjähriger Indikatoren—fallweise auf Werthaltigkeit geprüft. Soweit ein passivischer Unterschiedsbetrag verbleibt, wird dieser sofort ertragswirksam verrechnet.

Die Auswirkungen konzerninterner Geschäftsvorfälle werden eliminiert. Forderungen und Verbindlichkeiten sowie Aufwendungen und Erträge zwischen den konsolidierten Unternehmen werden gegeneinander aufgerechnet. Konzerninterne Lieferungen erfolgen auf der Basis von Marktpreisen. Zwischenergebnisse sind dabei im Geschäftsjahr eliminiert.

Auf zeitliche Differenzen aufgrund der Eliminierung von Gewinnen und Verlusten infolge von Transaktionen innerhalb des Konzerns werden gemäß IAS 12 latente Steuern angesetzt.

Anteile an assoziierten Unternehmen und Beteiligungen an Joint Ventures werden im Konzernabschluss ab dem Erwerbszeitpunkt nach der Equity-Methode bilanziert und erstmalig mit ihren Anschaffungskosten erfasst. Eine im Zeitpunkt des Erwerbs entstehende Differenz zwischen den Anschaffungskosten und den beizulegenden Zeitwerten der anteilig identifizierten Vermögenswerte, Schulden und Eventualschulden wird als Firmenwert im Beteiligungsansatz bilanziert und ausgewiesen. Der Anteil der MTU Aero Engines Erste Holding GmbH an den Gewinnen und Verlusten wird erfolgswirksam vereinnahmt.

Programmbeteiligungsgesellschaften sind assoziierte Unternehmen. Zur besonderen bilanziellen Behandlung dieser Beteiligungen wird auf die Erläuterungen zur Position 5.8.2. verwiesen.

Alle übrigen sonstigen Beteiligungen (Nicht konsolidierte Tochterunternehmen und sonstige Anteile) werden zum beizulegenden Zeitwert angesetzt. Soweit diese Werte nicht verfügbar sind bzw. nicht verlässlich bestimmt werden können, werden sie zu Anschaffungskosten bewertet (sh. hierzu Erläuterung zur Position 5.8.1., 5.8.3. und 5.8.4.).

4. Währungsumrechnung

Die Jahresabschlüsse der ausländischen Konzerngesellschaften werden gemäß IAS 21 nach dem Konzept der funktionalen Währung in T-Euro umgerechnet. Die funktionale Währung ist die Währung, in der eine ausländische Gesellschaft überwiegend ihre Mittel erwirtschaftet und Zahlungen leistet. Da die funktionale Währung bei allen Konzerngesellschaften die jeweilige Landeswährung ist, werden die Vermögenswerte und Schulden zum Stichtagskurs am Bilanzstichtag, Aufwendungen und Erträge monatlich zum Monatsendkurs umgerechnet. Die Umrechnungsdifferenz, die sich gegenüber den Stichtagskursen ergibt, wird im Eigenkapital gesondert in der Gesamtergebnisrechnung ausgewiesen und bleibt ohne Auswirkungen auf das Jahresergebnis.

Die Fremdwährungsforderungen und -verbindlichkeiten werden zum Stichtagskurs bewertet. Für die Umrechnung der Währungen werden folgende Wechselkurse zugrunde gelegt:

Währung

	Stichtagskurs		Durchschnittskurs	
1 Euro =	31.12.2004	31.12.2003	2004	2003
USA (USD)	1,3621	1,263	1,2438	1,1304
Kanada (CAD)	1,6416	1,6234	1,6167	1,5811
China (RMB)	11,2875	10,4642	10,2988	9,3581
Großbritannien (GBP)	0,7051	0,7048	0,6787	0,6919
Malaysia (MYR)	5,1825	4,8026	4,728	4,2963

5. Bilanzierungs- und Bewertungsmethoden

Die Abschlüsse der MTU Aero Engines Erste Holding GmbH sowie der in- und ausländischen Tochterunternehmen werden entsprechend IAS 27 nach einheitlichen Bilanzierungs- und Bewertungsgrundsätzen aufgestellt.

5.1. Umsatzerlöse

Umsatzerlöse aus den Verkäufen von Produkten werden realisiert, wenn die Waren oder Erzeugnisse geliefert worden sind, der Kunde die Ware akzeptiert hat, das heißt der Gefahrenübergang auf den Kunden stattgefunden hat sowie die Bezahlung des Kaufpreises als hinreichend sicher eingeschätzt wird. Kunden sind dabei: Partnergesellschaften aus Risk-and-Revenue-Sharing-Programmen, Original Equipment Manufacturer (OEM), Kooperationsgesellschaften, Öffentliche Auftraggeber, Fluggesellschaften als auch sonstige Drittkunden.

Umsatzerlöse aus Wartungsverträgen (Time and Material-Verträge, Fly by hour-Verträge, Power by hour-Verträge) im MRO-Geschäft werden realisiert, wenn die Wartungsleistung erbracht ist und die überholten Turbinen ausgeliefert sind. Die Umsatzrealisierung bei Auftragsverhältnissen im Wartungsgeschäft und in der militärischen Auftragsfertigung wird nach IAS 11 bzw. IAS 18 entsprechend dem Leistungsfortschritt vorgenommen. Wenn das Gesamtergebnis des Auftragsverhältnisses nicht zuverlässig bestimmt werden kann, werden die Umsatzerlöse nur in Höhe der angefallenen, mit hinreichender Sicherheit realisierbaren Auftragskosten erfasst.

Die Umsatzerlöse sind abzüglich Skonti, Preisnachlässen, Kundenboni und sonstigen Rabatten ausgewiesen.

Die Gesellschaft erfüllt ab 2004 für ihre Devisentermingeschäfte die Anforderungen des Hedge-Accounting (Cash-Flow Hedge). Die Sicherung der Zahlungsströme erfolgt zum Zeitwert. Bewertungsänderungen werden zunächst erfolgsneutral im Eigenkapital (Gesamtergebnisrechnung) ausgewiesen und bei der anschließenden Realisierung der gesicherten Transaktion erfolgswirksam in den Umsatzerlösen erfasst.

5.2. Umsatzkosten

Die Umsatzkosten umfassen grundsätzlich die produktionsbedingten Herstellungskosten der verkauften Erzeugnisse sowie die Einstandskosten der verkauften Handelswaren. Sie beinhalten neben den direkt zurechenbaren Material- und Fertigungseinzelkosten auch die indirekt zurechenbaren Gemeinkosten einschließlich Entwicklungskosten, Abschreibungen auf die Produktionsanlagen und produktionsbezogenen übrigen Immateriellen Vermögenswerte, die Abwertungen auf die Vorräte sowie adäquate produktionsbezogene Verwaltungsgemeinkosten. Die Umsatzkosten enthalten ferner von OEM´s berechnete Aufwendungen für Akquisitionskosten.

5.3. Forschungs- und Entwicklungskosten

Die Forschungskosten werden bei Anfall ergebniswirksam behandelt. Entwicklungskosten werden bei Erfüllen der Ansatzkriterien des IAS 38 aktiviert. Die Entwicklungskosten für Triebwerkprogramme in der Serien- und Ersatzteilphase wurden im Zuge der Kaufpreis-Allokation in den Programmwerten (Immaterielle Vermögenswerte) zum beizulegenden Zeitwert aktiviert. Die Entwicklungskosten umfassen alle direkt dem Entwicklungsprozess zurechenbaren Kosten sowie angemessene Teile der

entwicklungsbezogenen Gemeinkosten. Finanzierungskosten werden nicht aktiviert. Die Programmwerte werden planmäßig über den erwarteten Produktlebenszyklus von maximal 30 Jahren abgeschrieben. Der Teil der Entwicklungskosten, der die Voraussetzungen für eine Aktivierung nicht erfüllt, wird ergebniswirksam erfasst.

5.4. Zuwendungen der öffentlichen Hand

Zuwendungen der öffentlichen Hand werden gemäß IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance) nur erfasst, wenn eine angemessene Sicherheit dafür besteht, dass die damit verbundenen Bedingungen erfüllt und die Zuwendungen gewährt werden. Sie werden planmäßig als Ertrag erfasst und überwiegend in den Perioden zusammen mit Aufwendungen verrechnet, die sie kompensieren sollen. In der Bilanz werden daher die Zuwendungen bei der Feststellung des Buchwertes des Vermögenswertes abgesetzt. Im Ersatzteilgeschäft werden Zuschüsse erst nach Erfüllung der Zuschussbedingungen abgerufen. Bis zu diesem Zeitpunkt werden in geringem Umfang Kosten aktiviert und zusammen mit dem Zuschuss im Zeitpunkt des Zuflusses einheitlich auf die Perioden verteilt, denen sie wirtschaftlich angehören.

5.5. Immaterielle Vermögenswerte

Erworbene und selbst erstellte **Immaterielle Vermögenswerte** werden gemäß IAS 38 (Intangible Assets) aktiviert, wenn es wahrscheinlich ist, dass mit der Nutzung des Vermögenswertes ein zukünftiger wirtschaftlicher Vorteil verbunden ist und die Kosten des Vermögenswertes zuverlässig bestimmt werden können.

Immaterielle Vermögenswerte mit **begrenzter Nutzungsdauer** werden zu Anschaffungskosten bzw. Herstellungskosten angesetzt und entsprechend ihrer Nutzungsdauer planmäßig linear abgeschrieben.

Bei Vorliegen von Anhaltspunkten für eine Wertminderung werden sie einem **Werthaltigkeitstest** unterworfen. Ein Wertminderungsaufwand wird dann erfasst, wenn der Buchwert eines Vermögenswertes seinen erzielbaren Betrag übersteigt. Der erzielbare Betrag wird ermittelt als der höhere Betrag aus beizulegendem Zeitwert abzüglich der Verkaufskosten und Nutzungswert des Vermögenswertes. Ist der Grund für eine in früheren Berichtsperioden erfasste Wertminderung entfallen, wird eine Wertaufholung höchstens bis zu den fortgeführten Anschaffungs- oder Herstellungskosten erfolgswirksam vorgenommen.

Die planmäßige Abschreibung, mit Ausnahme von Firmenwerten, Technologiewerten sowie aktivierten Programmwerten, erfolgt grundsätzlich über eine Nutzungsdauer zwischen drei und fünf Jahren. Programmwerte werden hingegen auf maximal 30 Jahre, Technologiewerte auf 10 Jahre abgeschrieben.

Firmenwerte, die gemäß IFRS 3 eine **unbegrenzte Nutzungsdauer** haben, werden mindestens einmal jährlich einem Werthaltigkeitstest unterzogen. Zur Durchführung des Werthaltigkeitstests des Firmenwertes wird der Konzern in zwei zahlungsmittelgenerierende Einheiten („cash generating units") unterteilt. Die Firmenwerte werden dabei diesen cash generating units zugeordnet. Anschließend wird der Barwert der zukünftigen Nettozahlungsmittelströme der zahlungsmittelgenerierenden Einheit den Buchwerten aller Vermögenswerte inklusive Firmenwerte (Vermögenswerte abzüglich zinsfreier Verbindlichkeiten und latenter Steuern) gegenübergestellt. Ist der Barwert niedriger als diese Buchwerte, werden zunächst die Firmenwerte abgeschrieben. Ein verbleibender Betrag nach vollständiger außerplanmäßiger Abschreibung der beiden Firmenwerte wird proportional auf die anderen Vermögenswerte der zahlungsmittelgenerierenden Einheit auf Basis der Buchwerte jedes einzelnen Vermögenswertes verteilt. Zu jedem Bilanzstichtag erfolgt eine Prüfung, ob die Gründe für in Vorperioden vorgenommene außerplanmäßige Abschreibungen weiterhin bestehen. Die Pflicht zur Wertaufholung ergibt sich, wenn der erzielbare Betrag eines Vermögenswertes abgesehen vom ausgewiesenen Firmenwert gestiegen ist. Der erzielbare Betrag ist der höhere Betrag aus beizulegendem Zeitwert abzüglich Veräußerungskosten und erwartetem diskontieren Nutzungswert. Die Wertaufholungsobergrenze wird durch die Höhe der Anschaffungskosten abzüglich kumulierter planmäßiger Abschreibungen bestimmt, die sich ergeben hätte, wenn keine außerplanmäßige Abschreibung in Vorperioden erfasst worden wäre. Die Wertaufholung wird in der Gewinn-und-Verlust-Rechnung in den entsprechenden Funktionsbereichen erfasst. Außerplanmäßige Abschreibungen auf die Firmenwerte der cash-generating units können in Folgejahren hingegen nicht zugeschrieben werden.

5.6. Sachanlagevermögen
Das gesamte **Sachanlagevermögen** unterliegt der betrieblichen Nutzung und wird zu Anschaffungs- oder Herstellungskosten, vermindert um planmäßige, nutzungsbedingte Abschreibungen, bewertet. Die Abschreibungen auf das Sachanlagevermögen werden entsprechend dem Nutzungsverlauf nach der linearen Methode vorgenommen. Bei Vorliegen von Anhaltspunkten für eine Wertminderung wird das Sachanlagevermögen einem **Werthaltigkeitstest** unterworfen. Ein Wertminderungsaufwand wird dann erfasst, wenn der Buchwert eines Vermögenswertes seinen erzielbaren Betrag übersteigt. Der erzielbare Betrag wird ermittelt als der höhere Betrag aus beizulegendem Zeitwert abzüglich der Verkaufskosten und Nutzungswert des Vermögenswertes. Ist der Grund für eine in früheren Berichtsperioden erfasste Wertminderung entfallen, wird eine Wertaufholung höchstens bis zu den fortgeführten Anschaffungs- oder Herstellungskosten erfolgswirksam vorgenommen. Geringwertige Wirtschaftsgüter (Vermögenswerte < 410 €) werden aufgrund von Unwesentlichkeit im Zugangsjahr sofort abgeschrieben.

Den planmäßigen Abschreibungen liegen konzerneinheitlich folgende Nutzungsdauern zugrunde:

in Jahren	
Gebäude	25–50
Leichtbauten	10
Grundstückseinrichtungen	10–20
Maschinen und technische Anlagen	5–10
Betriebs- und Geschäftsausstattung	3–15

Für im Mehrschichtbetrieb eingesetzte Maschinen werden die Abschreibungen durch Schichtzuschläge entsprechend erhöht.

Die **Herstellungskosten der selbst erstellten Anlagen** enthalten alle direkt dem Herstellungsprozess zurechenbaren Kosten sowie angemessene Teile der produktionsbezogenen Gemeinkosten. Hierzu gehören die fertigungsbedingten Abschreibungen, anteilige Verwaltungskosten sowie die anteiligen Kosten des sozialen Bereichs. Finanzierungskosten werden nicht als Teil der Anschaffungs- oder Herstellungskosten angesetzt.

Soweit im Wesentlichen alle Risiken und Chancen, die mit dem Eigentum an einem **Leasinggegenstand** in Verbindung stehen, der Gesellschaft als Leasingnehmer zuzurechnen sind, wird der Leasinggegenstand im Sachanlagevermögen aktiviert und in gleicher Höhe ein Passivposten als Verbindlichkeiten aus Finanzierungsleasing erfasst (**Finance-Leasingverhältnisse**). Der Ansatz erfolgt zu Beginn der Grundmietzeit mit dem beizulegenden Zeitwert bzw. dem niedrigeren Barwert der Mindestleasingzahlungen. Der aktivierte Leasinggegenstand wird über die wirtschaftliche Nutzungsdauer abgeschrieben, die Leasingverbindlichkeit hingegen um Tilgungen vermindert.

Sofern hingegen im Wesentlichen alle Risiken und Chancen, die mit dem Eigentum an einem Leasinggegenstand in Verbindung stehen, nicht der Gesellschaft zuzuordnen sind, werden die Leasingzahlungen als Aufwand in der Periode erfasst, der sie zuzurechnen sind (**Operating-Leasingverhältnisse**).

5.7. Finanzielle Vermögenswerte
Die Bilanzierung von **finanziellen Vermögenswerten** erfolgt grundsätzlich zum Erfüllungstag (settlement date), das heißt zu dem Tag, an dem der Vermögenswert geliefert wird. Bei erstmaliger Erfassung werden die finanziellen Vermögenswerte mit ihrem beizulegenden Zeitwert angesetzt.

Nach dem erstmaligen Ansatz werden zur „**Veräußerung verfügbare finanzielle Vermögenswerte (available for sale)**" sowie Vermögenswerte der Kategorie "Fair Value through Profit and Loss" mit ihrem beizulegenden Zeitwert bewertet. Der beizulegende Zeitwert entspricht im allgemeinen dem Markt- oder Börsenwert. Sofern kein Marktpreis vorhanden ist, wird der Marktwert der zur Veräußerung verfügbaren finanziellen Vermögenswerte anhand geeigneter Bewertungsverfahren, z.B. Discounted-Cash-Flow-Methoden, unter Berücksichtigung der am Bilanzstichtag vorliegenden Marktdaten ermittelt. Während Veränderungen des beizulegenden Zeitwertes von Vermögenswerten der Kategorie "Fair Value through Profit and Loss" erfolgswirksam über die Gewinn-und-Verlust-Rechnung erfasst werden, werden Zeitwertveränderungen der als zur Veräußerung verfügbar eingestuften Vermögenswerte (available for sale)

erfolgsneutral im Eigenkapital erfasst. Die Zins-Swaps erfüllen nicht die strengen Kriterien des IAS 39 für Hedge Accounting und werden daher als "Held for trading" in der Kategorie "Fair Value through Profit and Loss" eingestuft.

Vom Unternehmen ausgereichte **Kredite**, die nicht zu Handelszwecken gehalten werden (originated loans and receivables), sowie alle finanziellen Vermögenswerte, die über keinen notierten Marktpreis auf einem Markt verfügen und deren beizulegender Zeitwert nicht verlässlich bestimmt werden kann, werden, soweit sie über eine feste Laufzeit verfügen, mit ihren fortgeführten Anschaffungskosten (amortised cost) bewertet. Bei kurzfristigen **Forderungen** und **Verbindlichkeiten** entsprechen die fortgeführten Anschaffungskosten grundsätzlich dem Nennbetrag bzw. dem Rückzahlungsbetrag.

Nach IAS 39 (**Financial Instruments**: Recognition and Measurement) wird regelmäßig ermittelt, ob objektive substanzielle Hinweise darauf schließen lassen, dass eine Wertminderung eines finanziellen Vermögenswertes oder Portfolios stattgefunden hat. Liegen derartige Hinweise vor, wird der Wertminderungsaufwand (impairment loss) im Ergebnis erfasst, oder, sofern Finanzinstrumente der Kategorie „available for sale" zugeordnet wurden, erfolgsneutral im Eigenkapital ausgewiesen (sh. Eigenkapital-Spiegel). Gewinne und Verluste aus einem zur Veräußerung verfügbaren finanziellen Vermögenswert werden direkt im Eigenkapital erfasst, bis der finanzielle Vermögenswert abgegangen ist oder bis eine Wertminderung festgestellt wird. Im Falle einer Wertminderung wird der kumulierte Nettoverlust aus dem Eigenkapital entfernt und im Ergebnis ausgewiesen.

5.8. Finanzanlagen

Gewinn- oder Verlustanteile von at Equity bewerteten Joint Venture Gesellschaften werden anteilig dem erzielten Ergebnis und dem jeweiligen Beteiligungsbuchwert zugerechnet. In der Gewinn-und-Verlust-Rechnung erfolgt hinsichtlich der Zuordnung des Ergebnisses ein separater Ausweis unter dem Posten „Ergebnisanteile an Joint Ventures, die nach der Equity-Methode bilanziert sind".

5.8.1. Anteile an nicht konsolidierten Tochterunternehmen

Die im Finanzanlagevermögen ausgewiesenen **Anteile an nicht konsolidierten Tochterunternehmen** werden grundsätzlich zum beizulegenden Zeitwert (Fair Value) angesetzt. Sofern kein notierter Marktpreis auf einem aktiven Markt verfügbar ist und ein beizulegender Zeitwert (Fair Value) nicht verlässlich bestimmt werden kann, werden die Anteile zu Anschaffungskosten angesetzt.

5.8.2. Anteile an assoziierten Unternehmen

Anteile an assoziierten Unternehmen, die nicht gemäß IAS 28 nach der Equity-Methode bilanziert werden, werden gemäß IAS 39 mit dem beizulegenden Zeitwert (Fair Value) angesetzt. Soweit dieser Wert nicht verfügbar ist bzw. nicht verlässlich bestimmt werden kann, werden die Anteile an assoziierten Unternehmen zu Anschaffungskosten bewertet.

5.8.3. Beteiligungen an Joint Ventures

Beteiligungen an Joint Ventures, die nicht nach der Equity-Methode bilanziert werden, werden gemäß IAS 39 mit dem beizulegenden Zeitwert (Fair Value) angesetzt. Sie werden dann zu Anschaffungskosten angesetzt, wenn für sie ein notierter Marktpreis auf einem aktiven Markt nicht verlässlich bestimmt oder ermittelt werden kann.

5.8.4. Sonstige Anteile

Sonstige Anteile werden gemäß IAS 39 zum beizulegenden Zeitwert (Fair Value) angesetzt.

5.8.5. Wertminderung von Finanzanlagen

Falls Anzeichen dafür bestehen, dass Investitionen in nicht konsolidierte Tochterunternehmen, nicht konsolidierte assoziierte Unternehmen oder in nicht konsolidierten Joint Ventures und nicht konsolidierte sonstige Beteiligungen **wertgemindert** sein könnten, wird IAS 39 angewendet.

5.9. Ausleihungen des Finanzanlagevermögens

Ausleihungen des Finanzanlagevermögens werden entsprechend ihrer Zugehörigkeit zur jeweiligen Kategorie der finanziellen Vermögenswerte zu fortgeführten Anschaffungskosten bilanziert. In dieser Position sind keine zu Handelszwecken gehaltenen finanziellen Vermögenswerte enthalten.

5.10. Vorräte

5.10.1. Roh-, Hilfs- und Betriebsstoffe

Die **Roh-, Hilfs- und Betriebsstoffe** werden grundsätzlich mit ihren durchschnittlichen Anschaffungskosten unter Beachtung niedrigerer Nettoveräußerungswerte bewertet. Die Anschaffungskosten enthalten alle Kosten des Erwerbes sowie sonstige Kosten, die angefallen sind, um die Vorräte an ihren derzeitigen Ort und in ihren derzeitigen Zustand zu versetzen. Der Nettoveräußerungswert ist der geschätzte, im normalen Geschäftsgang erzielbare Verkaufserlös abzüglich der geschätzten Kosten bis zur Fertigstellung und der geschätzten notwendigen Vertriebskosten.

5.10.2. Unfertige Erzeugnisse

Unfertige Erzeugnisse werden mit den Herstellungskosten unter Beachtung niedrigerer Nettoveräußerungswerte angesetzt. Die Herstellungskosten enthalten alle direkt dem Herstellungsprozess zurechenbaren Kosten sowie angemessene Teile der produktionsbezogenen Gemeinkosten. Hierzu gehören die fertigungsbedingten Abschreibungen, anteiligen Verwaltungskosten sowie anteilige Kosten des sozialen Bereichs.

5.10.3. Finanzierungskosten von Vorräten

Finanzierungskosten werden nicht als Teil der Anschaffungs- oder Herstellungskosten der Vorräte angesetzt.

5.11. Forderungen und sonstige Vermögenswerte

Bei den **Forderungen und Sonstigen Vermögenswerten**, mit Ausnahme der derivativen Finanzinstrumente, handelt es sich um vom Konzern ausgereichte Kredite und Forderungen. Sie werden zu fortgeführten Anschaffungskosten bewertet. Unverzinsliche oder niedrig verzinsliche Forderungen mit Laufzeiten von über einem Jahr werden abgezinst. Allen erkennbaren Risiken wird durch Wertberichtigungen Rechnung getragen.

5.12. Derivative Finanzinstrumente

Derivative Finanzinstrumente werden in der MTU Aero Engines Erste Holding GmbH zu Sicherungszwecken eingesetzt, um Währungs- und Zinsrisiken zu reduzieren.

Nach IAS 39 sind alle derivativen Finanzinstrumente, wie z.B. Zins-, Währungs- und kombinierte Zins- und Währungsswaps sowie Devisentermingeschäfte zum Marktwert zu bilanzieren, und zwar unabhängig davon, zu welchem Zweck oder in welcher Absicht sie abgeschlossen worden sind. Die unrealisierten Marktwertveränderungen der derivativen Finanzinstrumente, bei denen Hedge Accounting vorliegt und infolgedessen angewendet wird, werden im Eigenkapital als Bestandteil der „Gesamtergebnisrechnung", oder im Ergebnis ausgewiesen, je nachdem, ob es sich dabei um einen „Fair Value Hedge" oder einen „Cash-Flow Hedge" handelt.

Hedge-Accounting

Die Gesellschaft erfüllt für ihre **Devisentermingeschäfte** die Anforderungen des Hedge-Accounting. Bei der Sicherung dieser zukünftigen Zahlungsströme (**Cash-Flow Hedge**) erfolgt die Bewertung der Sicherungsinstrumente zum Zeitwert. Bei Marktwertveränderungen der Devisentermingeschäfte, die zum Ausgleich zukünftiger Cash-Flow-Risiken aus bereits bestehenden Grundgeschäften oder geplanten Transaktionen eingesetzt werden, werden diese unrealisierten Gewinne und Verluste zunächst erfolgsneutral in der Eigenkapital-Kategorie „Gesamtergebnisrechnung" ausgewiesen. Eine Umbuchung in die Gewinn-und-Verlust-Rechnung erfolgt zeitgleich mit der Ergebniswirkung des abgesicherten Grundgeschäfts.

Bei **Swap-Geschäften** liegen die Voraussetzungen für Hedge-Accounting hingegen nicht vor. Die Zeitwertschwankungen während der Laufzeit dieser Geschäfte werden erfolgswirksam in der Gewinn-und-Verlust-Rechnung im Finanzergebnis erfasst.

Die Finanzierung der Gesellschaft erfolgt in den Währungen „Euro" und „US-Dollar"; im Wesentlichen durch die Inanspruchnahme von Darlehen sowie durch Aufnahme von Bankkrediten (Senior Facility Agreement). Kurzfristige Liquiditätsüberschüsse werden auf dem Geldmarkt platziert.

Sowohl aus Gründen der Absicherung der US-Dollar-Einnahmenüberschüsse im operativen Geschäfts- als auch im Finanzierungsbereich ist die MTU Aero Engines Erste Holding GmbH Zinsänderungs- und Währungsrisiken ausgesetzt. Deshalb werden neben den Devisentermingeschäften Instrumente zur Absicherung dieser Risiken eingesetzt (Cross Currency Interest Rate Swaps und Interest Rate Swaps).

Folgende Finanzinstrumente wurden im Geschäftsjahr eingesetzt:

1. Devisentermingeschäfte:
Ziel der Devisentermingeschäfte ist die Absicherung der US-Dollar Einnahmenüberschüsse aus dem operativen Geschäft.

Zum Jahresende bestanden über T-Euro 260.054 Devisenterminverkäufe mit einer Laufzeit bis Ende 2006 und einem Zeitwert in Höhe von T-Euro 280.432.

Die Buchwerte (unrealisierte Gewinne) der wesentlichen derivativen Finanzinstrumente betrugen zum 31. Dezember 2004 T-Euro 20.378. Des Weiteren wurden aus zum Jahresanfang abgeschlossenen Devisentermingeschäften realisierte Verluste in Höhe von T-Euro 387 erfolgswirksam behandelt.

Zum 31. Dezember 2004 waren nach Abzug latenter Steuern positive Effekte aus der Marktwertbewertung von Cash-Flow-Hedge-Geschäften in Höhe von T-Euro 12.145 (Vj. T-Euro 0) ergebnisneutral im Eigenkapital abgegrenzt.

Darüber hinaus sind bereits im Rahmen des Erwerbs realisierte Devisentermingeschäfte in Höhe von T-Euro 91.529 in den Forderungen und sonstigen Vermögenswerten enthalten.

2. Swap Geschäfte:

2.2.1. Cross Currency Interest Rate Swaps:
Ziel ist die Absicherung gegen Wechselkurs- (Natural Hedge) und Zinsschwankungen unter Verwendung von US-Dollar Einnahmenüberschüssen.

Mit diesem Finanzinstrument wurden variable Euro-Zinsverpflichtungen in fixe US-Dollar-Zinsverpflichtungen und fixe Euro-Zinsverpflichtungen in fixe US-Dollar-Zinsverpflichtungen getauscht.

2.2.2. Interest Rate Swaps:
Ziel ist die Absicherung gegen Zinsschwankungen. Mit diesem Finanzinstrument wurden variable US-Dollar-Zinsverpflichtungen in fixe US-Dollar-Zinsverpflichtungen getauscht.

Die positiven Marktwerte aller Swap-Geschäfte betragen T-Euro 5.211.

5.13. Flüssige Mittel
Flüssige Mittel umfassen Fremdwährungsbestände in Höhe von T-Euro 21.305 und sind zum Stichtagskurs bewertet.

5.14. Latente Steuern
Aktive und passive latente Steuern werden für sämtliche temporären Differenzen zwischen den Wertansätzen der Steuerbilanzen und der Konzernbilanz gebildet („Balance Sheet Liability Method"). Die Berechnungen der aktiven und passiven latenten Steuern werden auf der Grundlage des zum Zeitpunkt der Umkehrung der temporären Differenzen gültigen Steuersatzes vorgenommen. Eine Verrechnung von

aktiven mit passiven latenten Steuern erfolgt, soweit eine Identität der Steuergläubiger und -schuldner besteht.

5.15. Rückstellungen für Pensionen

Die **Rückstellungen für Pensionen** werden nach dem Anwartschaftsbarwertverfahren (Projected Unit Credit Method) gemäß IAS 19 (Employee Benefits) gebildet. Bei diesem Verfahren werden nicht nur die am Bilanzstichtag bekannten Renten und erworbenen Anwartschaften, sondern auch künftig zu erwartende Steigerungen von Renten und Gehältern bei vorsichtiger Einschätzung der relevanten Einflussgrößen berücksichtigt. Die Bewertung beruht auf versicherungsmathematischen Gutachten. Versicherungsmathematische Gewinne und Verluste werden erst erfolgswirksam verrechnet, wenn sie außerhalb einer Bandbreite von 10% (Zielkorridor) des Verpflichtungsumfangs liegen. In diesem Fall werden sie über die künftige durchschnittliche Restdienstzeit der Belegschaft verteilt. Die Aufwendungen aus der Aufzinsung von Pensionsverpflichtungen werden gesondert im Finanzergebnis ausgewiesen. Alle übrigen Aufwendungen aus der Dotierung der Pensionsverpflichtungen werden den Kosten der betroffenen Funktionsbereiche zugeordnet.

5.16. Übrige Rückstellungen

Die **Übrigen Rückstellungen** werden gebildet, wenn eine Verpflichtung gegenüber Dritten besteht, die Inanspruchnahme wahrscheinlich ist und wenn die voraussichtliche Höhe des notwendigen Rückstellungsbetrages zuverlässig schätzbar ist. Bei der Bewertung von Rückstellungen mit Eigenleistungsbestandteilen—insbesondere bei Gewährleistungen und fehlenden Kosten—fließen grundsätzlich alle Kostenbestandteile ein, die auch im Vorratsvermögen aktiviert werden. Langfristige Rückstellungen mit einer Restlaufzeit von mehr als einem Jahr werden mit ihrem auf den Bilanzstichtag abgezinsten Erfüllungsbetrag angesetzt. Die Rückstellungen für Altersteilzeit und Jubiläen sind gemäß versicherungsmathematischer Gutachten nach IAS 19 bewertet.

5.17. Finanzielle Verbindlichkeiten

Die **finanziellen Verbindlichkeiten** werden bei der erstmaligen Erfassung mit den Anschaffungskosten angesetzt, die dem beizulegenden Zeitwert der erhaltenen Gegenleistung entsprechen. Langfristige Verbindlichkeiten mit einer Restlaufzeit von mehr als einem Jahr werden mit ihrem Barwert passiviert. In der Folge werden die Verbindlichkeiten, einschließlich der derivativen Finanzinstrumente, zum beizulegenden Zeitwert bewertet.

5.18. Sonstige Erläuterungen

Die Ansprüche der Anteilseigner auf Dividendenausschüttungen werden in der Periode als Verbindlichkeit erfasst, in der die entsprechende Beschlussfassung erfolgt ist.

5.19. Annahmen und Schätzungen

Die Aufstellung des Konzernabschlusses unter Beachtung der Verlautbarungen des IASB erfordert, dass Annahmen getroffen und Schätzungen verwendet werden, die sich auf Höhe und Ausweis der bilanzierten Vermögenswerte und Schulden, der Erträge und Aufwendungen sowie der Eventualverbindlichkeiten auswirken.

Die **Annahmen und Schätzungen** beziehen sich im Wesentlichen auf die konzerneinheitliche Festlegung von Nutzungsdauern, die Bilanzierung und Bewertung von Rückstellungen sowie die Realisierbarkeit zukünftiger Steuerentlastungen. Die tatsächlichen Werte können in Einzelfällen von den getroffenen Annahmen und Schätzungen abweichen. Änderungen werden zum Zeitpunkt einer besseren Kenntnis erfolgswirksam berücksichtigt.

Die MTU Aero Engines Erste Holding GmbH prüft ihre Firmenwerte mindestens einmal jährlich auf Werthaltigkeit (sh. hierzu Bilanzierungs- und Bewertungsmethoden). Die Firmenwerte werden dazu den Segmenten als zahlungsmittelgenerierenden Einheiten zugeordnet. Der erzielbare Betrag der zahlungsmittelgenerierenden Einheiten wird auf Basis des Nutzungswertes ermittelt. Hierzu ist die Verwendung von Schätzungen erforderlich.

5.20. Sensitivitätsanalyse

Der Konzern trifft Einschätzungen und Annahmen, welche die Zukunft betreffen. Die Schätzungen und Annahmen, die ein signifikantes Risiko in Form einer wesentlichen Anpassung der Buchwerte von Vermögenswerten und Schulden innerhalb des nächsten Geschäftsjahres mit sich bringen, werden im Folgenden erörtert.

5.20.1. Geschätzte Wertminderung des Firmenwerts

Der Konzern untersucht jährlich, in Einklang mit den vorgenannnten Bilanzierungs- und Bewertungsmethoden, ob eine Wertminderung des Firmenwerts vorliegt. Der erzielbare Betrag von zahlungsmittelgenerierenden Einheiten (CGU's) wurde basierend auf Berechnungen des Nutzungswertes ermittelt. Diesen Berechnungen müssen Annahmen zugrunde gelegt werden.

Läge das tatsächliche Bruttoergebnis vom Umsatz am 31. Dezember 2005 10% unter dem nach Schätzung des Managements am 31. Dezember 2004 erwarteten Bruttoergebnis vom Umsatz, ergäbe sich noch immer kein Impairmentbedarf auf den Firmenwert bzw. auf weitere Vermögenspositionen.

Auch bei einem Anstieg des Abzinsungssatzes vor Steuern, der bei der Berechnung des Unternehmenswertes nach der Discounted Cash-Flow-Methode (DCF) angewendet wurde, um 10% gegenüber den Schätzungen des Managements, müsste der Firmenwert des Unternehmens sowie das Sachanlagevermögen nicht abgeschrieben werden.

5.20.2. Ertragsteuern

Der Konzern ist in verschiedenen Ländern zur Entrichtung von Ertragsteuern verpflichtet. Deshalb sind wesentliche Annahmen erforderlich, um die weltweite Steuerrückstellung zu ermitteln.

Der Konzern bemisst die Höhe der Rückstellungen für erwartete Nachzahlungen aufgrund Steuerprüfungen auf Basis von Schätzungen, ob und in welcher Höhe zusätzliche Steuern fällig werden. Sofern die endgültige Besteuerung dieser Geschäftsvorfälle von der anfänglich angenommenen abweicht, wird dies in der Periode, in der die Besteuerung abschließend ermittelt wird, Auswirkungen auf die tatsächlichen und die latenten Steuern haben.

II. ERLÄUTERUNGEN ZU DEN POSTEN DER GEWINN-UND-VERLUST-RECHNUNG

6. Umsatzkosten

Die Umsatzkosten setzen sich wie folgt zusammen:

in T-Euro	2004	2003
Materialaufwand	-1.122.285	
Personalaufwand	-400.665	
Abschreibungen	-131.508	
Übrige Umsatzkosten	-30.852	
	-1.685.310	0

Die Forschungs- und Entwicklungskosten betragen T-Euro 155.849, davon reduzieren T-Euro 98.184 die Rückstellung für Entwicklungsverpflichtungen. In den Umsatzkosten sind Forschungs- und Entwicklungskosten in Höhe von T-Euro 57.665 erfasst.

7. Vertriebskosten

Kostenzusammensetzung

in T-Euro	2004	2003
Materialaufwand	-7.615	
Personalaufwand	-45.751	
Abschreibungen	-372	
Übrige Vertriebskosten	-14.258	
	-67.996	0

Die Vertriebskosten enthalten vor allem Aufwendungen für Marketing, Werbung und Vertriebspersonal sowie Abschreibungen auf Kundenforderungen.

8. Allgemeine Verwaltungskosten

Kostenzusammensetzung

in T-Euro	2004	2003
Materialaufwand	-4.402	
Personalaufwand	-29.845	
Abschreibungen	-1.196	
Übrige Verwaltungskosten	-52.208	-36
	-87.651	-36

Die allgemeinen Verwaltungskosten enthalten Aufwendungen der Verwaltung, die weder der Produktion noch dem Vertrieb zugeordnet sind. In den übrigen Verwaltungskosten sind Transaktionskosten in Höhe von T-Euro 41.844 enthalten.

9. Sonstige betriebliche Erträge und Aufwendungen

Zusammensetzung

in T-Euro	2004	2003
Erträge		
Erträge aus dem Abgang von Gegenständen des Anlagevermögens	1.975	
Versicherungs-Ersatzleistungen	1.071	
Weiterverrechnete Kosten	134	
Übrige sonstige betriebliche Erträge	4.181	
	7.361	0
Aufwendungen		
Verluste aus dem Abgang von Gegenständen des Anlagevermögens	-245	
Aufwendungen aus Versicherungsfällen	-2.135	
Übrige sonstige betriebliche Aufwendungen	-963	-13
	-3.343	-13
	4.018	-13

10. Finanzergebnis

Zusammensetzung

in T-Euro	2004	2003
Erträge aus nicht konsolidierten Tochterunternehmen	191	
Erträge aus assoziierten Unternehmen	152	
Zinsergebnis	-73.122	-262
Verluste aus dem Abgang von Anteilen an verbundenen Unternehmen		-10
	-72.779	-272

Zinsergebnis

in T-Euro	2004	2003
Erträge		
Zinsen und ähnliche Erträge	23.253	1
Kursgewinne aus Finanzierungsvorgängen	14.236	
Kursgewinne aus Devisenbestandsbewertungen	9.329	
Zinstauschgeschäfte	5.211	
Sonstige Finanzerträge	2.468	
	54.497	1
Aufwendungen		
Zinsen und ähnliche Aufwendungen	-84.976	-263
Zinsaufwand aus Pensionsrückstellungen	-17.765	
Kursverluste aus Devisenbestandsbewertungen	-16.063	
Zinsaufwand für Entwicklungsrückstellungen	-4.800	
Zinsaufwand aus Finance-Leasing-Kontrakten	-2.613	
Kursverluste aus Finanzierungsvorgängen	-1.402	
	-127.619	-263
	-73.122	-262

11. Steuern vom Einkommen und vom Ertrag

Nach ihrer Herkunft gliedern sich die Steuern vom Einkommen und vom Ertrag wie folgt:

in T-Euro	2004	2003
Ergebnis vor Steuern	6.452	-321
Laufende Ertragsteuern	-8.760	
Latente Steuern	2.484	
	-6.276	0

Zuordnung der latenten Steuerabgrenzungen

in T-Euro	Aktive latente Steuern	Aktive latente Steuern
Immaterielle Vermögenswerte	0	220.053
Sachanlagen	117	152.701
Finanzanlagen	810	0
Vorräte	7.906	32.744
Forderungen und sonstige Vermögenswerte	1.342	11.817
Marktwerte Derivate	0	45.210
Rückstellungen	89.037	13.317
Verbindlichkeiten	21.501	13.733
Verlustvorträge	3.511	0
Saldierung	-121.878	-121.878
	2.346	367.697

Saldierungen erfolgen für Steueransprüche und -verpflichtungen, die gegenüber der gleichen Steuerbehörde bestehen.

Ableitung des effektiven Steueraufwands

in T-Euro	2004	2003
Ergebnis vor Ertragsteuern	6.452	-321
Ertragsteuersatz (inkl. Gewerbesteuer)	40,4%	
Erwarteter Steueraufwand	2.607	0
Veränderung aufgrund steuerlich nicht abzugsfähiger Abschreibungen	-5.617	
Körperschaft- und gewerbesteuerlich nicht abzugsfähige Aufwendungen (insbesondere Zinsaufwendungen)	7.792	
Steuerentfall auf Ergebnisse		
—der zu Equity bilanzierten Beteiligungen	740	
—Gewinnübernahmen	-78	
Einzelwertberichtigungen auf latente Steuern für:	914	
—MTU Maintenance Canada Ltd., Kanada		
—MTU Aero Engines North America Inc., USA		
Steuererträge aus Vorperioden	-155	
Übrige	73	
Gesamter Steueraufwand	6.276	0

Im Geschäftsjahr 2004 beträgt der Körperschaftsteuersatz 25% zuzüglich des Solidaritätszuschlags in Höhe von 5,5% der Körperschaftsteuerbelastung. Daraus resultiert ein effektiver Körperschaftsteuersatz von 26,4%. Die Gewerbesteuer beläuft sich nach Berücksichtigung der Körperschaftsteuer auf 14%, so dass der Gesamtsteuersatz 40,4% beträgt.

12. Zusatzangaben zur Gewinn-und-Verlust-Rechnung

12.1. Personalaufwand

in T-Euro	2004	2003
Löhne und Gehälter	398.220	
Soziale Abgaben, Aufwendungen für Altersversorgung und für Unterstützung	101.134	
—davon für Altersversorgung: T-Euro 28.200 (Vj.T-Euro 0)		
	499.354	0

Der Arbeitgeberanteil zur Sozialversicherung beträgt T-Euro 72.934, die aufwandswirksam erfasst werden.

Die durchschnittliche Zahl der während des Geschäftsjahres beschäftigten Arbeitnehmer gliedert sich nach Gruppen wie folgt:

12.2. Angaben zu Beschäftigtenzahlen

	2004	2003
Arbeiter	3.165	
Angestellte	3.912	
Befristete Mitarbeiter	180	
	7.257	0
Auszubildende	286	
Praktikanten	139	
	7.682	0

12.3. Materialaufwand

in T-Euro	2004	2003
Aufwendungen für Roh-, Hilfs- und Betriebsstoffe	504.392	
Aufwendungen für bezogene Leistungen	613.976	
	1.118.368	0

III. ERLÄUTERUNGEN ZU DEN POSTEN DER KONZERNBILANZ

13. Entwicklung des Konzernanlagevermögens(1)

		Anschaffungs- / Herstellungskosten					
in T-Euro	01.01.2004	Zugang 01.01.2004	Kurs-differenzen	Zugänge	Umbu-chungen	Abgänge Konsolid.	31.12.2004
Programmwerte		377.492					377.492
Programmunabhängige Technologien		124.743					124.743
Kundenbeziehungen		56.548					56.548
Nutzungsrechte und Lizenzen		43.009	-779	10.914	1.414	-21	54.537
Firmenwerte	10	382.947	-325			-23	382.609
Immaterielle Vermögenswerte	10	984.739	-1.104	10.914	1.414	-44	995.929
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken		305.559	-11	1.241	5.378	-625	311.542
Technische Anlagen und Maschinen		205.349	-224	15.910	11.097	-1.175	230.957
Andere Anlagen, Betriebs- und Geschäftsausstattung		96.664	-112	22.055	3.749	-707	121.649
Geleistete Anzahlungen und Anlagen im Bau		23.043	-20	15.829	-21.638		17.214
Sachanlagevermögen	0	630.615	-367	55.035	-1.414	-2.507	681.362
Anteile an Tochterunternehmen	274.653	502				-274.543	612
Anteile an assoziierten Unternehmen		378					378
Beteiligungen an Joint Ventures		45.891		1.038		-2.858	44.071
Sonstige Anteile		157					157
Ausleihungen an Beteiligungen							
—Joint Ventures		212		45		-212	45
—Sonstige Anteile		3.769				-2.489	1.280
Sonstige Ausleihungen		205		21		-130	96
Finanzanlagen	274.653	51.114	0	1.104	0	-280.232	46.639
Anlagevermögen	274.663	1.666.468	-1.471	67.053	0	-282.783	1.723.930

13. Entwicklung des Konzernanlagevermögens[2]

	Abschreibungen							Buchwerte	
in T-Euro	01.01.2004	Kurs-differenzen	Zugänge	Umbu-chungen	Zuschrei-bungen	Abgänge	31.12.2004	31.12.2004	31.12.2003
Programmwerte			628				628	376.864	
Programmunabhängige Technologien			12.474				12.474	112.269	
Kundenbeziehungen			4.780				4.780	51.768	
Nutzungsrechte und Lizenzen		-71	9.543			-21	9.451	45.086	
Firmenwerte								382.609	10
Immaterielle Vermögenswerte	0	-71	27.425	0	0	-21	27.333	968.596	10
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken		-3	9.333	2		-12	9.320	302.222	
Technische Anlagen und Maschinen		39	58.585	25		-668	57.981	172.976	
Andere Anlagen, Betriebs- und Geschäftsausstattung		-27	37.733	-27		-219	37.460	84.189	
Geleistete Anzahlungen und Anlagen im Bau								17.214	
Sachanlagevermögen	0	9	105.651	0	0	-899	104.761	576.601	0
Anteile an Tochterunternehmen								612	274.653
Anteile an assoziierten Unternehmen								378	
Beteiligungen an Joint Ventures								44.071	
Sonstige Anteile								157	
Ausleihungen an Beteiligungen									
—Joint Ventures								45	
—Sonstige Anteile								1.280	
Sonstige Ausleihungen								96	
Finanzanlagen	0	0	0	0	0	0	0	46.639	274.653
Anlagevermögen	0	-62	133.076	0	0	-920	132.094	1.591.836	274.663

14. Immaterielle Vermögenswerte

Unter den Immateriellen Vermögenswerten werden hauptsächlich die durch die Verschmelzung aktivierten Programmwerte und programmunabhängigen Technologien sowie—überwiegend technische—Software und der erworbene Firmenwert ausgewiesen.

Der Firmenwert stellt den Überschuss der Anschaffungskosten des Unternehmenserwerbs über den beizulegenden Zeitwert der Anteile des Konzerns an den Nettovermögenswerten des erworbenen Unternehmens zum Erwerbszeitpunkt dar. Der Firmenwert wird zum Zweck des Werthaltigkeitstests auf Cash Generating Units (zahlungsmittelgenerierende Einheiten) verteilt. Jede dieser Cash Generating Units stellt die Investition des Konzerns in dem entsprechenden Geschäftsfeld gemäß des primären Berichtssegments dar.

Der Impairmenttest wurde für das Berichtsjahr auf Basis der Cash Generating Units durchgeführt. Es lagen keine Anhaltspunkte für eine Wertminderung vor.

In den Zugängen zu den Immateriellen Vermögenswerten sind im wesentlichen Softwarepakete PLM^2 (T-Euro 6.460), Oracle SAP Datenbanken (T-Euro 623), Unigraphics NX (T-Euro 797) sowie Local Network (T-Euro 650) enthalten.

Die gesamte Entwicklung des Postens „Immaterielle Vermögenswerte" ist darüber hinaus dem Anlagespiegel (Seite F-45 und F-46, Position 13) zu entnehmen.

15. Sachanlagevermögen

Wesentliche Zugänge in 2004 betreffen vier CNC 5A-Fräsmaschinen (T-Euro 2.354), eine Schwungradreibschweißmaschine (T-Euro 1.655), eine CNC Vertikaldrehmaschine (T-Euro 832), eine CNC Rundtischschleifmaschine (T-Euro 620), drei Laserbohr-Abtragsanlagen (T-Euro 1.986), Sonderbetriebsmittel für GP7000 (T-Euro 3.156) und TP 400 (T-Euro 2.811) sowie eine Messwerterfassungsanlage (T-Euro 800) und Datenverarbeitungshardware (T-Euro 4.313).

Von der Firma Silkan, München (ein Unternehmen der LHI Leasinggesellschaft), geleaste Gebäude und Grundstücke wurden aktiviert, da zum Ende der Leasingzeit eine vergünstigte Kaufoption der Gesellschaft eingeräumt wurde. Des Weiteren befinden sich noch sieben geleaste Flugtriebwerke im Anlagevermögen der Gesellschaft. Für diese Gegenstände besteht am Ende der Leasingzeit eine Nachschusspflicht für den Fall, dass der Verwertungserlös der Leasinggegenstände unter den Buchwert sinkt. Die Verbindlichkeiten sämtlicher Leasinggegenstände sind zum Barwert passiviert und werden jährlich getilgt.

Die Details zu den Mindestleasingzahlungen der betreffenden Leasingverträge ergeben sich insgesamt wie folgt:

in T-Euro	31.12.2004
Summe der künftigen Mindestleasingzahlungen	
fällig innerhalb eines Jahres	3.344
fällig innerhalb einem und fünf Jahren	26.576
fällig nach mehr als fünf Jahren	41.212
	71.132
In den künftigen Mindestleasingzahlungen enthaltener Zinsanteil	
fällig innerhalb eines Jahres	1.456
fällig innerhalb einem und fünf Jahren	5.375
fällig nach mehr als fünf Jahren	12.376
	19.207
Barwert der künftigen Mindestleasingzahlungen	
fällig innerhalb eines Jahres	1.888
fällig innerhalb einem und fünf Jahren	21.202
fällig nach mehr als fünf Jahren	28.835
	51.925

Im Sachanlagevermögen sind des Weiteren an Kunden der OEM's verleaste Triebwerkmodule enthalten.

Die weitere Aufgliederung der in der Bilanz zusammengefassten Positionen des Sachanlagevermögens sowie ihre Entwicklung im Berichtsjahr sind im Anlagespiegel (Seite F-45 und F-46, Position 13) aufgeführt.

16. Finanzanlagen

Die Aufgliederung der in der Bilanz zusammengefassten Positionen des Finanzanlagevermögens sowie ihre Entwicklung im Berichtsjahr ist im Anlagespiegel auf den Seiten F-45 und F-46 (Position 13) enthalten und beinhaltet hauptsächlich Anteile an nicht konsolidierten Tochterunternehmen, nicht konsolidierten Beteiligungen an assoziierten Unternehmen sowie nicht konsolidierten Beteiligungen an Gemeinschaftsunternehmen (Joint Ventures). Nicht konsolidierte Tochterunternehmen sind für den Konzern unwesentliche Gesellschaften.

Unter den Beteiligungen an Joint Ventures werden die auf Seite F-31 beschriebenen Gesellschaften ausgewiesen. Zur bilanziellen Behandlung sh. Seite F-36, Position 5.8.3.

Zusammengefasst hat der Konzern an den Joint Ventures und an den assoziierten Unternehmen folgende Anteile:

in T-Euro	Joint Ventures 2004(*)	Assoziierte Gesellschaften 2004(**)
1. Angaben zur Gewinn- und Verlustrechnung:		
Erträge	56.551	940.233
Aufwendungen	-65.585	-939.780
	-9.034	453
2. Angaben zur Bilanz:		
Langfristige Vermögenswerte	63.712	2.514
Kurzfristige Vermögenswerte	134.547	154.745
	198.259	157.259
Eigenkapital	46.622	1.834
Langfristige Schulden	70.564	5.065
Kurzfristige Schulden	81.073	150.360
	151.637	155.425

(*) *Wertangaben für MTU Maintenance Zhuhai Co. Ltd., China und für Pratt & Whitney Canada Customer Support Centre Europe GmbH, Ludwigsfelde, betreffen 2004. Die übrigen Joint Venture-Angaben betreffen das Wirtschaftsjahr 2003, da die Werte für 2004 zum Berichtszeitpunkt noch nicht vorlagen.*

(**) *Angaben betreffen das Wirtschaftsjahr 2003, da die Werte für 2004 zum Berichtszeitpunkt noch nicht vorlagen.*

17. Vorräte

Der ausgewiesene Vorratsbestand setzt sich wie folgt zusammen:

in T-Euro	31.12.2004	31.12.2003
Roh-, Hilfs- und Betriebsstoffe	196.259	
Unfertige Erzeugnisse	249.798	
Geleistete Anzahlungen	2.048	
	448.105	0

Vorräte werden zum niedrigeren Wert aus Anschaffungs- oder Herstellungskosten und Nettoveräußerungspreis angesetzt. Die Herstellungskosten unfertiger Erzeugnisse umfassen die Kosten für Roh-, Hilfs- und Betriebsstoffe, direkte Personalkosten, andere direkte Kosten und der Produktion zurechenbare Gemeinkosten (basierend auf normaler Betriebskapazität). Die Anschaffungs- oder Herstellungskosten enthalten keine Fremdkapitalkosten. Rabatte, Boni und Skonti sind von den Anschaffungskosten abgezogen.

Erhaltene Anzahlungen werden passivisch ausgewiesen.

18. Sonstige Vermögenswerte

Forderungen

in T-Euro	31.12.2004 Kurzfristig Fällig innerhalb eines Jahres	Langfristig Fällig nach einem Jahr	Gesamt	31.12.2003 Kurzfristig Fällig innerhalb eines Jahres	Langfristig Fällig nach einem Jahr	Gesamt
Forderungen aus Lieferungen und Leistungen	304.860		304.860			
Forderungen aus Fertigungs- und Wartungsaufträgen (POC)	89.733		89.733			
Forderungen gegen Unternehmen, mit denen ein Beteiligungsverhältnis besteht						
—assoziierte Unternehmen	46.068		46.068			
—Joint Ventures	9.763		9.763			
	450.424	0	450.424	0	0	0

Forderungen gegen Unternehmen, mit denen ein Beteiligungsverhältnis besteht, werden in dem Kapitel „Beziehungen zu nahestehenden Unternehmen und Personen" am Ende dieser Erläuterungen weiter aufgeteilt. Die Forderungen sind nach Verrechnung von Verbindlichkeiten gegenüber der betreffenden Gesellschaft ausgewiesen.

Sonstige Vermögenswerte

Die sonstigen Vermögenswerte setzen sich wie folgt zusammen:

in T-Euro	31.12.2004 Kurzfristig Fällig innerhalb eines Jahres	Langfristig Fällig nach einem Jahr	Gesamt	31.12.2003 Kurzfristig Fällig innerhalb eines Jahres	Langfristig Fällig nach einem Jahr	Gesamt
Steuerrückforderungen						
—Steuern vom Einkommen und Ertrag	41.281		41.281			
—sonstige Steuern	11.876		11.876	2		2
Forderungen gegen Mitarbeiter	1.116		1.116			
Forderungen gegen Lieferanten	13.588		13.588			
Marktwerte Derivate						
Devisentermingeschäfte	77.166	34.741	111.907			
Zins-Tauschgeschäfte		5.211	5.211			
übrige Vermögenswerte	2.892	447	3.339			
	147.919	40.399	188.318	2	0	2

19. Flüssige Mittel

Bei den Flüssigen Mitteln in Höhe von T-Euro 28.454 (Vj. T-Euro 76) handelt es sich um Kassenbestände, Guthaben bei Kreditinstituten sowie um kurzfristige Wertpapiere mit einer Fälligkeit innerhalb von drei Monaten ab dem Erwerbszeitpunkt.

20. Latente Steuern

Zur Zusammensetzung der aktiven und latenten Steuern sh. Seite F-43, Pos. 11.

21. Geleistete Vorauszahlungen

Die geleisteten Vorauszahlungen in Höhe von T-Euro 9.619 (Vj. T-Euro 0) ergeben sich im Wesentlichen durch Vorauszahlungen für Versicherungsprämien und Mieten.

22. Eigenkapital

Die Entwicklung des Eigenkapitals der MTU Aero Engines Erste Holding GmbH ist im Eigenkapitalspiegel auf Seite F-22 dargestellt.

Gesamtergebnisrechnung
In der Gesamtergebnisrechnung sind die Differenzen aus der erfolgsneutralen Währungsumrechnung von Abschlüssen ausländischer Tochterunternehmen und die Effekte aus der erfolgsneutralen Bewertung von Finanzinstrumenten ausgewiesen.

23. Rückstellungen für Pensionen (lang- und kurzfristig)

Pensionsrückstellungen werden für Verpflichtungen aus Anwartschaften und aus laufenden Leistungen an berechtigte aktive und ehemalige Mitarbeiter im Konzern der MTU Aero Engines Erste Holding GmbH sowie deren Hinterbliebene gebildet. Je nach rechtlichen, wirtschaftlichen und steuerlichen Gegebenheiten des jeweiligen Landes bestehen dabei unterschiedliche Systeme der Alterssicherung, die in der Regel auf Beschäftigungsdauer und Vergütung der Mitarbeiter basieren.

Im Konzern ist zwischen beitrags- und leistungsorientierten Versorgungssystemen zu differenzieren. Bei beitragsorientierten Versorgungsplänen (Defined Contribution Plans) geht das Unternehmen durch definierte Beitragsleistungen keine weiteren Verpflichtungen ein.

Bei leistungsorientierten Versorgungsplänen besteht die Verpflichtung des Unternehmens darin, die zugesagten Leistungen an aktive und ehemalige Mitarbeiter zu erfüllen (Defined Benefit Plans). Dabei handelt es sich im Wesentlichen um ein rückstellungsfinanziertes Versorgungssystem. In Deutschland betrifft der überwiegende Teil der Versorgungszusagen die MTU Aero Engines GmbH, München, die MTU Maintenance Hannover GmbH, Langenhagen, sowie die MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde, die durch Dotierung von Rückstellungen finanziert sind. Daneben bestehen von Mitarbeitern finanzierte Versorgungsleistungen (Ruhe- und Versorgungskapital sowie Aufbaukonto Pension Capital).

Die Höhe der Pensionsverpflichtung (Anwartschaftsbarwert der Versorgungszusagen bzw. Defined Benefit Obligation) wurde nach versicherungsmathematischen Methoden berechnet, für die Schätzungen unumgänglich sind.

Die Bewertung erfolgte nach IAS 19. Dabei spielen neben den Annahmen zur Lebenserwartung die folgenden Prämissen eine Rolle:

in %	31.12.2004
Abzinsungssatz	5,25
Zukünftige Einkommenssteigerungen	2,50
Zukünftige Rentensteigerungen	1,75

Die künftigen Einkommenssteigerungen enthalten erwartete zukünftige Gehaltssteigerungen, die unter anderem in Abhängigkeit von der Inflation und der Dauer der Zugehörigkeit zum Unternehmen jährlich geschätzt werden.

Die versicherungsmathematischen Verluste, die im Geschäftsjahr zu einer Erhöhung des Anwartschaftsbarwerts der Versorgungszusagen führten, ergeben sich aus den der versicherungsmathematischen Berechnung zugrunde liegenden Änderungen der Abzinsungssätze. Aufgrund der deutlich gesunkenen Rendite von Kapitalanlagen wurden die Pensions- und Personalverpflichtungen zum 01. Januar 2005 mit 4,75% abgezinst.

Die bilanzielle Entwicklung der Pensionsrückstellungen lässt sich wie folgt herleiten:

Entwicklung:

in T-Euro	**31.12.2004**
Bilanzwerte zum 01.01.	342.972
Dienstzeitaufwand	9.879
Zinsaufwand	17.765
Zuführung	27.644
Stand vor Auszahlung	370.616
Zahlungen des Arbeitgebers für Pensionen und andere Leistungen nach Beendigung des Arbeitsverhältnisses	-11.697
Bilanzwerte zum 31.12.	358.919
davon werden fällig innerhalb eines Jahres (Kurzfristig)	14.240
davon werden fällig nach Ablauf eines Jahres (Langfristig)	344.679
	358.919
Zusammensetzung der Bilanzposition	
Anwartschaftsbarwert (DBO) (Defined Benefit Obligation)	385.989
Nicht bilanzierte versicherungsmathematische Verluste	-27.070
	358.919

Versicherungsmathematische Gewinne und Verluste, soweit sie 10% des Barwerts der Verpflichtungen nicht übersteigen, werden nicht bilanziert. Der Teil der versicherungsmathematischen Gewinne und Verluste, der 10% des Barwertes der Verpflichtungen übersteigt, wird ab dem Folgejahr über die durchschnittliche Restdienstzeit der Mitarbeiter amortisiert.

24. Übrige Rückstellungen (lang- und kurzfristig)

Die Übrigen Rückstellungen entfallen hauptsächlich auf folgende Positionen:

	31.12.2004			31.12.2003		
in T-Euro	Kurzfristig Fällig innerhalb eines Jahres	Langfristig Fällig nach einem Jahr	Gesamt	Kurzfristig Fällig innerhalb eines Jahres	Langfristig Fällig nach einem Jahr	Gesamt
Steuerverpflichtungen	9.725	0	9.725			
Verpflichtungen aus dem Personalund Sozialbereich	48.694	15.468	64.162			
Verpflichtungen wegen drohender Verluste und Gewährleistungen	10.833	20.306	31.139			
Andere Verpflichtungen	86.980	20.900	107.880	34		34
	156.232	56.674	212.906	34	0	34

Die **kurzfristigen Rückstellungen** (fällig innerhalb eines Jahres) haben sich wie folgt entwickelt:

Kurzfristige Rückstellungen

in T-Euro	Stand 01.01.2004	Verbrauch	Auflösung	Zuführung	Stand 31.12.2004
Steuerverpflichtungen	1.143	-226	-37	8.845	9.725
Verpflichtungen aus dem Personal- und Sozialbereich	26.939	-3.869	-169	25.793	48.694
Verpflichtungen wegen drohender Verluste und Gewährleistungen	10.069	-1.870	-2	2.636	10.833
Andere Verpflichtungen	138.370	-67.496	-157	16.263	86.980
	176.521	-73.461	-365	53.537	156.232

Erläuterungen zu den kurzfristigen Rückstellungen:

In den Verpflichtungen aus dem Personal- und Sozialbereich sind Rückstellungen für Altersteilzeit in Höhe von T-Euro 5.022 (Vj. T-Euro 0) und Sonderzahlungen i.H.v. T-Euro 28.674 (Vj. T-Euro 0) enthalten.

Nach unserer Einschätzung ist die tatsächliche Inanspruchnahme der zurückgestellten Aufwendungen mit hinreichender Wahrscheinlichkeit gegeben. Unsicherheiten sind aufgrund der langjährigen Geschäftserfahrung kaum nennenswert. Erstattungsansprüche bestehen nicht.

Die **langfristigen Rückstellungen** (fällig nach einem Jahr) haben sich wie folgt entwickelt:

Langfristige Rückstellungen

in T-Euro	Stand 01.01.2004	Verbrauch	Auflösung	Zuführung	Stand 31.12.2004
Verpflichtungen aus dem Personal- und Sozialbereich	17.939	-2.802	0	331	15.468
Verpflichtungen wegen drohender Verluste	17.205	0	0	3.101	20.306
Andere Verpflichtungen	52.750	-31.850	0	0	20.900
	87.894	-34.652	0	3.432	56.674

Erläuterungen zu den langfristigen Rückstellungen:

Die Rückstellungen für andere Verpflichtungen betreffen Entwicklungsleistungen der Programme „GP 7000" und „PW 6000" für 2006.

Nach unserer Einschätzung ist die tatsächliche Inanspruchnahme der zurückgestellten Aufwendungen mit hinreichender Wahrscheinlichkeit gegeben. Unsicherheiten sind aufgrund der langjährigen Geschäftserfahrung kaum nennenswert. Erstattungsansprüche bestehen nicht.

25. **Finanzverbindlichkeiten** (lang- und kurzfristig)

Unter den Finanzverbindlichkeiten werden alle verzinslichen Verpflichtungen im Konzern der MTU Aero Engines Erste Holding GmbH ausgewiesen, die zum jeweiligen Bilanzstichtag bestanden. Sie setzen sich wie folgt zusammen:

in T-Euro	Kurzfristig Restlaufzeit bis ein Jahr	Langfristig Restlaufzeit über ein bis fünf Jahre	Langfristig Restlaufzeit über fünf Jahre	Gesamt 31.12.2004
Anleihen				
HY Bond			275.000	275.000
Zinsverbindlichkeit HY Bond	5.672			5.672
Verbindlichkeiten gegenüber Kreditinstituten				
Senior Facility Agreement	174.178			174.178
Verbindlichkeiten gegenüber nahestehenden Unternehmen	63.589	98.824		162.413
Sonstige Finanzverbindlichkeiten				
Vendor Loan			185.500	185.500
Finance Leasing Verbindlichkeiten	1.888	21.202	28.835	51.925
Sonstige		8.163	3.716	11.879
	245.327	128.189	493.051	866.567

Neben den Finanzverbindlichkeiten ist der Gesellschaft ein zusätzlicher Überziehungskredit in Höhe von T-Euro 200.000 eingeräumt. Er gilt in Höhe von T-Euro 13.200 durch Bankbürgschaften zugunsten Dritter für Verbindlichkeiten der Gesellschaft und durch US-Dollar-Verkaufsgeschäfte als in Anspruch genommen.

zu Pos.: **Finanzverbindlichkeiten** (lang- und kurzfristig) (Vorjahresangaben)

in T-Euro	Kurzfristig Restlaufzeit bis ein Jahr	Langfristig Restlaufzeit über ein bis fünf Jahre	Langfristig Restlaufzeit über fünf Jahre	Gesamt 31.12.2003
Verbindlichkeiten gegenüber Kreditinstituten	262			262
Verbindlichkeiten gegenüber nahestehenden Unternehmen		73.000		73.000
	262	73.000	0	73.262

26. Übrige Verbindlichkeiten (lang- und kurzfristig)

Die Übrigen Verbindlichkeiten beinhalten folgende Themen:

in T-Euro	Kurzfristig Restlaufzeit bis ein Jahr	Langfristig Restlaufzeit über ein bis fünf Jahre	Langfristig Restlaufzeit über fünf Jahre	Gesamt 31.12.2004
Erhaltene Anzahlungen auf Bestellungen	267.869	42.908		310.777
Verbindlichkeiten gegenüber nahestehenden Unternehmen (nicht konsolidiert)	5.651			5.651
Verbindlichkeiten gegenüber assoziierten Unternehmen, Joint Ventures und sonstigen Beteiligungen	56.642			56.642
Steuern	14.999			14.999
Soziale Sicherheit	10.825			10.825
Mitarbeiter	44.704	7.697		52.401
Sonstige übrige Verbindlichkeiten	9.991	5.445	2.194	17.630
	410.681	56.050	2.194	468.925

Die Mitarbeiterverbindlichkeiten betreffen Urlaub, Gleitzeitguthaben sowie Verpflichtungen aus Altersteilzeit.

in T-Euro	Kurzfristig Restlaufzeit bis ein Jahr	Langfristig Restlaufzeit über ein bis fünf Jahre	Langfristig Restlaufzeit über fünf Jahre	Gesamt 31.12.2003
Verbindlichkeiten gegenüber nahestehenden Unternehmen (nicht konsolidiert)	226			226
Sonstige übrige Verbindlichkeiten	15			15
	241	0	0	241

IV. SONSTIGE ANGABEN

27. Eventualverbindlichkeiten und sonstige finanzielle Verpflichtungen

27.1. Eventualverbindlichkeiten

Haftungen der Gesellschaft bestehen in Höhe von T-Euro 138.446 (i.Vj. T-Euro 0). Der Bruttowert repräsentiert den Gesamthaftungsbetrag, während der Nettobetrag um die dafür bilanzierten Rückstellungen reduziert ist.

in T-Euro	31.12.2004 Rückstellung	31.12.2004 Brutto	Netto
I. Haftungsverhältnisse aus Risk-and Revenue-Vertragsverhältnissen			
GE	319	31.862	31.543
IAE	1.670	34.249	32.579
PWA	162	16.239	16.077
	2.151	82.350	80.199
II. Bürgschaften für nicht konsolidierte Tochtergesellschaften	342	58.589	58.247
	2.493	140.939	138.446

27.2. Sonstige finanzielle Verpflichtungen

27.2.1. Verpflichtungen aus Operating-Leasingverhältnissen

Neben Verbindlichkeiten, Rückstellungen und Haftungsverhältnissen bestehen Sonstige finanzielle Verpflichtungen, insbesondere aus Miet-und Leasingverträgen für Gebäude, Maschinen, Werkzeuge, Büro- und sonstige Einrichtungen. Die Verträge haben Laufzeiten von einem bis zu 19 Jahren und beinhalten zum Teil Verlängerungs- und Kaufoptionen sowie Preisanpassungsklauseln. Im Rahmen der Miet- und Leasingverträge wurden Zahlungen in Höhe von T-Euro 6.278 (Vj. T-Euro 0) aufwandswirksam erfasst.

Die Summe der künftigen Mindestleasingzahlungen aus unkündbaren Mietverträgen und Operating Leasingverhältnissen setzt sich nach Fälligkeiten wie folgt zusammen:

in T-Euro	31.12.2004
Nominale Summe der künftigen Mindestleasing- und Mietzahlungen aus Operating Leasingverhältnissen	
Fällig innerhalb eines Jahres	8.302
Fällig innerhalb einem und fünf Jahren	19.656
Fällig nach mehr als fünf Jahren	6.258
	34.216

27.2.2. Verpfändete Wertpapiere

Im Zuge der Kaufpreisfinanzierung der „MTU-M alt" und der damit verbundenen Aufnahme der Darlehensverbindlichkeiten (Senior Facilities Agreement) wurden sämtliche Bankkonten der deutschen Konzerngesellschaften verpfändet. Aufgrund der Tilgungen Ende 2004 und Anfang 2005 waren zum Konzernabschlussaufstellungszeitpunkt die Verpfändungen jedoch wieder freigegeben.

Im Zusammenhang mit den Leasingverpflichtungen hat die Gesellschaft Wertpapiere in Höhe von T-Euro 2.450 zugunsten der Nord/LB Norddeutsche Landesbank Hannover verpfändet.

27.2.3. Sicherungsübereignung / Grundschulden

Die Gesellschaft hat im Zuge des Erwerbs und im Zusammenhang mit der Kaufpreisfinanzierung sämtliche Vermögenswerte sicherungsübereignet und alle Forderungen abgetreten. Der Grundbesitz der Gesellschaft ist durch Grundschulden belastet. Die Löschung der Grundschulden wurde Ende März 2005 bewilligt, so dass die Löschung beim Grundbuchamt beantragt wird.

27.2.4. Bestellobligo

Die sonstigen finanziellen Verpflichtungen aus dem Bestellobligo für Investitionen und für Wartungsverträge und allgemeine Betriebsaufwendungen bewegen sich im geschäftsüblichen Rahmen.

27.3. Ausfallrisiko

Die bilanzierte Höhe der finanziellen Vermögenswerte gibt ungeachtet bestehender Sicherheiten das maximale Ausfallrisiko für den Fall an, dass Kunden, Risk-and-Revenue-Sharing-Partner, Konsortien und dergl. ihren vertraglichen Zahlungsverpflichtungen nicht nachkommen können. Für alle den **originären Finanzinstrumenten** zugrunde liegenden Leistungsbeziehungen gilt, dass zur Minimierung des Ausfallrisikos in Abhängigkeit von Art und Höhe der jeweiligen Leistung Sicherheiten verlangt, Kreditauskünfte/Referenzen eingeholt oder historische Daten aus der bisherigen Geschäftsbeziehung, insbesondere dem Zahlungsverhalten, zur Vermeidung von Zahlungsausfällen genutzt werden.

Soweit bei den einzelnen finanziellen Vermögenswerten Ausfallrisiken erkennbar sind, werden diese Risiken durch Wertminderungen erfasst. Bei **derivativen Finanzinstrumenten** ist der Konzern darüber hinaus einem Kreditrisiko ausgesetzt, das durch die Nichterfüllung der vertraglichen Vereinbarungen seitens der Vertragspartner entsteht. Dieses Kreditrisiko wird dadurch gemindert, dass Geschäfte nur mit Vertragspartnern erstklassiger Bonität abgeschlossen werden. Aus diesem Grund wird das allgemeine Kreditrisiko aus den eingesetzten derivativen Finanzinstrumenten nicht für wesentlich gehalten. Eine Konzentration von Ausfallrisiken aus Geschäftsbeziehungen, einzelnen Schuldnern bzw. Schuldnergruppen ist nicht erkennbar.

28. Erläuterungen zu den Kapitalflussrechnungen

Die Kapitalflussrechnungen zeigen, wie sich die Flüssigen Mittel der MTU Aero Engines Erste Holding GmbH im Laufe des Berichtsjahres verändert haben. Entsprechend IAS 7 (Cash-flow Statements) wird zwischen Zahlungsströmen aus laufender Geschäftstätigkeit und aus Investitions- und Finanzierungstätigkeit unterschieden. Die Kapitalflussrechnung der Gesellschaft ist auf der Seite F-23 dargestellt.

Der in der Kapitalflussrechnung betrachtete Finanzmittelfonds umfasst alle in der Bilanz ausgewiesenen Flüssigen Mittel, d.h. Kassenbestände, Schecks, Guthaben bei Kreditinstituten und Wertpapiere (SILKAN), soweit sie innerhalb von drei Monaten verfügbar sind.

Die Cash flows aus der **Investitions- und Finanzierungstätigkeit** werden zahlungsbezogen (**d.h. direkt**) ermittelt.

Der Cash flow aus **betrieblicher Geschäftstätigkeit** wird demgegenüber ausgehend vom Konzernjahresüberschuss **indirekt** abgeleitet. Im Rahmen der indirekten Ermittlung werden die berücksichtigten Veränderungen von Bilanzpositionen im Zusammenhang mit der laufenden Geschäftstätigkeit um Effekte aus der Währungsumrechnung und aus Konsolidierungskreisänderungen bereinigt. Die Veränderungen der betreffenden Bilanzpositionen können daher nicht mit den entsprechenden Werten auf der Grundlage der veröffentlichten Konzernbilanz abgestimmt werden.

29. Beziehungen zu nahestehenden Unternehmen und Personen

29.1. Nahestehende Unternehmen

Für Beziehungen und Transaktionen mit nahestehenden Unternehmen und Personen sind besondere Angaben zu tätigen. Nach IAS 24 (Related Party Disclosures) müssen Personen oder Unternehmen, die die MTU Aero Engines Erste Holding GmbH beeinflussen können, als auch solche, die von ihr beeinflusst werden können, angegeben werden, soweit sie nicht bereits als konsolidiertes Unternehmen in den Konzernabschluss dieser Gesellschaft einbezogen werden. Beherrschung liegt hierbei vor, wenn ein Gesellschafter mehr als die Hälfte der Stimmrechte an einer MTU Aero Engines Erste Holding GmbH-Konzerngesellschaft hält oder kraft Satzungsbestimmungen oder vertraglicher Vereinbarung die Möglichkeit besitzt, die Finanz- und Geschäftspolitik des Managements der MTU Aero Engines Erste Holding GmbH zu steuern.

Darüber hinaus erstreckt sich die Angabepflicht nach IAS 24 auf Geschäfte mit assoziierten Unternehmen sowie Geschäfte mit Personen, die einen maßgeblichen Einfluss auf die Finanz- und Geschäftspolitik der Gesellschaft ausüben, einschließlich naher Familienangehöriger oder zwischengeschalteter Unternehmen. Ein maßgeblicher Einfluss auf die Finanz- und Geschäftspolitik der MTU Aero Engines Erste Holding GmbH kann hierbei auf einem Anteilsbesitz von 20% oder mehr, einem Sitz in der Geschäftsführung oder Aufsichtsrat an bzw. in einer MTU Aero Engines Erste Holding GmbH Konzerngesellschaft oder einer anderen Schlüsselposition im Management beruhen.

Die MTU Aero Engines Erste Holding GmbH wird im Geschäftsjahr 2004 von den Angabepflichten des IAS 24 in Bezug auf die Geschäftsbeziehungen zu Tochterunternehmen, assoziierten Unternehmen, Joint Ventures, Mitgliedern der Geschäftsführung und des Aufsichtsrates sowie zu den übrigen Mitgliedern des Managements berührt.

Wesentlicher Anteilsbesitz der MTU Aero Engines Erste Holding GmbH

Name und Sitz der Gesellschaft	Kapitalanteil in %	Eigenkapital in T-Euro	Ergebnis in T-Euro
I. ANTEILE AN TOCHTERUNTERNEHMEN			
1 MTU Aero Engines Zweite Holding GmbH, München	100,00	301.446	27.922
2 MTU Aero Engines Dritte Holding GmbH, München	100,00	435.677	0(2)
3 MTU Aero Engines Investment GmbH, München	100,00	610.677	16
4 MTU Aero Engines GmbH, München	100,00	611.247	-11.266
5 MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	100,00	104.180	-1.235(2)
6 MTU Maintenance Hannover GmbH, Langenhagen	100,00	129.649	-8.780(2)
7 ATENA Engineering GmbH, München	100,00	4.896	606
8 MTU Aero Engines North America Inc., Rocky Hill, USA	100,00	2.425(3)	-2.951(4)
9 MTU Maintenance Canada Ltd., Richmond, Kanada	100,00	-561(3)	867(4)
10 RSZ Beteiligungs- und Verwaltungs GmbH, München	100,00	13.426	-1
11 ATENA ENGINEERING INC., Hartford, USA	100,00	41(3)	-45(4)
12 MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, München	100,00	26	0(2/7)
13 MTU München Unterstützungskasse GmbH, München	100,00	5.641	-751(2/7)
14 Vericor Power Systems L.L.C., Atlanta, USA	100,00	11.988(3)	-10(4)
15 ATENA INDIA PRIVATE LIMITED, Bangalore, Indien	100,00	104(3)	13(4)
16 Pratt & Whitney Canada CSC (Africa) (PTY) Ltd., Lanseria, Südafrika	50,00	1.236(3)	179(4)
17 MTU Maintenance do Brasil Ltda., Sao Paulo, Brasilien	99,99	80(1/3)	42(1/4)

Name und Sitz der Gesellschaft	Kapitalanteil in %	Eigenkapital in T-Euro	Ergebnis in T-Euro
II. ANTEILE AN ASSOZIIERTEN UNTERNEHMEN			
18 Turbo Union Ltd., Bristol, Großbritannien	39,99	160(1/3/7)	8(1/4/7)
19 EUROJET Turbo GmbH, Hallbergmoos	33,33	1.430(1/7)	303(1/7)
20 EPI Europrop International GmbH, München	28,00	160(1/7)	97(1/7)
21 MTU Turbomeca Rolls-Royce GmbH, Hallbergmoos	33,33	83(1/7)	45(1/7)
22 APA Aero Propulsion Alliance GmbH i.L., München	24,80	86(5/7)	36(5/7)
III. BETEILIGUNGEN AN JOINT VENTURES			
23 Pratt & Whitney Canada Customer Support Centre Europe GmbH, Ludwigsfelde	50,00	12.627	2.056
24 Airfoil Services Sdn. Bhd., Shah Alam, Malaysia	50,00	1.936(1/3)	-126(1/4)
25 MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China	50,00	28.114(3)	-5.716(4)
26 Ceramic Coating Center S.A.S., Paris, Frankreich	50,00	289(1)	-133(1)
27 EUROAER GmbH, Hamburg	33,33	30	0(6)

(1) *Vorjahreszahlen, keine aktuellen Zahlen vorhanden.*

(2) *HGB-Ergebnis wurde 2004 übernommen/abgeführt.*

(3) *Umrechnung ist zum Stichtagskurs 31. Dezember 2004 erfolgt.*

(4) *Umrechnung ist mit den monatlichen Endwerten 2004 erfolgt.*

(5) *Werte 2002, keine aktuellen Zahlen vorhanden.*

(6) *Gegründet Ende 2004.*

(7) *HGB Werte, da keine IFRS-Abschlüsse aufgestellt werden.*

Die Konzerngesellschaft wird von der Blade Lux Holding Two S.a.r.l. mit Sitz in Luxemburg beherrscht, die 100% der Anteile der Gesellschaft hält. Oberstes Mutterunternehmen des Konzerns ist die Blade Lux Holding One S.a.r.l. mit Sitz in Luxemburg.

Die nachstehenden Salden der Konzernunternehmen mit Tochterunternehmen, assoziierten Unternehmen und Joint Ventures sind ausnahmslos der gewöhnlichen Geschäftstätigkeit zuzuordnen:

Forderungen gegen nahestehende Unternehmen

in T-Euro	31.12.2004	31.12.2003
Langfristige Forderungen		
Ausleihungen an:		
Ceramic Coating Center S.A.S., Paris, Frankreich	30	
EUROAER GMBH, Hamburg	15	
	45	0
Kurzfristige Forderungen		
Eurojet Turbo GmbH, München(*)	19.245	
MTU Turbomeca Rolls-Royce GmbH, Hallbergmoos(*)	9.293	
Pratt & Whitney Canada Customer Support Centre Europe GmbH, Ludwigsfelde	4.922	
Turbo Union Ltd., Bristol, Großbritannien(*)	16.881	
Airfoil Services Sdn. Bhd., Shah Alam, Malaysia	350	
MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China	4.491	
EPI Europrop International GmbH, München(*)	649	
	55.831	
	55.876	0

(*) *Kooperationsgesellschaften.*

Bei den Beziehungen zwischen nahestehenden Unternehmen werden Lieferungen und Leistungen im Rahmen der üblichen Geschäftstätigkeit erbracht, wobei die Geschäfte im Nicht-militärischen Bereich zu marktüblichen Konditionen abgeschlossen werden.

Die wesentlichen Forderungen gegen sowie die laufenden Transaktionen mit den Kooperationsgesellschaften betreffen militärische Triebwerksprogramme, hinter denen öffentliche Aufträge stehen.

Die Pratt & Whitney Canada Customer Support Centre Europe GmbH, Ludwigsfelde, erbringt technische Logistik- und Wartungsleistungen für Flugzeugtriebwerke, welche zu marktüblichen Bedingungen an die Gesellschaft untervergeben werden.

Verbindlichkeiten gegenüber nahestehenden Unternehmen

in T-Euro	31.12.2004	31.12.2003
Langfristige Verbindlichkeiten		
Blade Lux Holding Two S.a.r.l.	69.640	72.000
Forex Ltd., Großbritannien	29.184	1.000
	98.824	73.000
Kurzfristige Verbindlichkeiten		
Forex Ltd., Großbritannien	63.342	
MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, München	38	
KKR European Fund L.P.	157	157
KKR Millenium Fund L.P.	52	52
IAE International Aero Engines AG, Zürich, Schweiz	56.629	
Gesellschaft zur Entsorgung von Sondermüll in Bayern GmbH, München	13	
MTU München Unterstützungskasse GmbH, München	5.641	
MTU Maintenance do Brasil Ltda., Sao Paulo, Brasilien	5	
Atena ENGINEERING INC., Hartford, USA	5	
MTU Aero Engines Erste Verwaltungs GmbH, München		5
MTU Aero Engines Zweite Verwaltungs GmbH, München		6
MTU Aero Engines Verwaltungs GmbH, München		6
	125.882	226
	224.706	73.226

Über die IAE International Aero Engines AG, Schweiz, wird als Kooperationspartner das Triebwerkprogramm „V 2500" abgewickelt.

Auf die Forex Ltd., Großbritannien, wurden die Devisenterminverkäufe übertragen, die am 31. Dezember 2003 mit DaimlerChrysler abgeschlossen waren.

29.2. Nahestehende Personen

Konzern-Unternehmen der MTU Aero Engines Erste Holding GmbH haben mit Mitgliedern der Geschäftsführung oder des Aufsichtsrats der Gesellschaft sowie mit anderen Mitgliedern des Managements in Schlüsselpositionen bzw. mit Gesellschaften, in deren Geschäftsführungs- oder Aufsichtsgremien diese Personen vertreten sind, keinerlei berichtspflichtige Geschäfte vorgenommen.

Dies gilt auch für nahe Familienangehörige dieses Personenkreises.

30. Gesamtbezüge der Geschäftsführung und des Aufsichtsrats

Die Geschäftsführung erhält Gesamtbezüge in Höhe von T-Euro 3.728. Die Vergütungen des Aufsichtsrats betragen T-Euro 400. Diese Bezüge umfassen sämtliche Leitungsfunktionen in allen Konzerngesellschaften.

Mitglieder der Geschäftsführung und des Aufsichtsrats(1)

I. Mitglieder der Geschäftsführung:

Udo Stark (ab 01. Januar 2005) . . . . München
Vorsitzender der Geschäftsführung

Dr. Klaus Steffens (bis 31. Dezember 2004) . . . . München
Vorsitzender der Geschäftsführung

Bernd Kessler (ab 01. August 2004) . . . . München
Geschäftsführer Zivile Instandhaltung

Dr. Michael Süß . . . . München
Geschäftsführer Technik

Reiner Winkler . . . . München
Geschäftsführer Finanzen, Personal und IT

Mitglieder der Geschäftsführung und des Aufsichtsrats[2]

II. Mitglieder des Aufsichtsrats:

Johannes Huth (Vorsitzender) (ab 30. Juni 2004) Managing Director, KKR & Co. Ltd.	London
Reinhard Gorenflos (ab 30. Juni 2004) Managing Director, KKR & Co. Ltd.	London
Ned Gilhuly (ab 30. Juni .2004 bis 31. Dezember 2004) Managing Director, KKR & Co. Ltd.	London
Günter Sroka * (stellvertretender Vorsitzender) (ab 08. Juli 2004) Vorsitzender des Betriebsrats der MTU Aero Engines GmbH	Dachau
Harald Flassbeck * (ab 08. Juli 2004) Erster Bevollmächtigter der IG Metall Verwaltungsstelle München	Unterhaching
Oliver Haarmann (ab 30. Juni 2004) Director, KKR & Co. Ltd.	London
Babette Haas * (ab 08. Juli 2004) Leiterin des Ressorts Betriebswirtschaft, IG Metall Vorstand	Frankfurt
Josef Hillreiner * (ab 08. Juli 2004) Stellvertretender Betriebsratsvorsitzender der MTU Aero Engines GmbH	Ried
Michael Keller * (ab 08. Juli 2004) Service Representative of Management	Aindling
Prof. Dr. rer. nat. Walter Kröll (ab 30. Juni 2004) Präsident der Helmholtz-Gemeinschaft Deutscher Forschungszentren	Köln
Josef Mailer * (ab 08. Juli 2004) Freigestellter Betriebsrat der MTU Aero Engines GmbH	Dachau
Dr. Klaus Steffens (ab 01. Januar 2005)	Bernried
Prof. Dr. Sigmar Wittig (ab 30. Juni 2004) Vorstandsvorsitzender der DLR Deutsches Zentrum für Luft- und Raumfahrt	Köln

* *Arbeitnehmervertreter.*

V. ERLÄUTERUNGEN ZU DEN MARKTSEGMENTEN

31. Verpflichtung zur Segmentberichterstattung

Zur Segmentberichterstattung sind Unternehmen verpflichtet, deren Eigen- oder Fremdkapitalinstrumente bereits öffentlich gehandelt werden oder sich im Emissionsprozess von Eigen- oder Fremdkapitalinstrumenten an öffentlich zugänglichen Wertpapiermärkten befinden. Dabei unterscheidet die Gesellschaft zwischen den Geschäftssegmenten (business segment) und geographischen Segmenten (geographical segment).

Der Inhalt und der Umfang der über die beiden Segmente bereitzustellenden Informationen wird damit zum einen in dem primären Segmentberichtsformat „Geschäftssegment" und zum anderen in dem sekundären Segmentberichtsformat „Geographisches Segment" dargestellt. Diese Struktur spiegelt damit die interne Berichtserstattung wider (management approach).

Berichtspflichtig ist nach IAS 14.35 sowohl das Geschäftssegment als auch das geographische Segment.

31.1. Erläuterungen zu den Segmentangaben

31.1.1. Primäres Berichtssegment (Business Segment)

- Den Segmentinformationen liegen grundsätzlich dieselben Bilanzierungs- und Bewertungsmethoden wie dem Konzernabschluss zugrunde. Forderungen und Verbindlichkeiten, Erträge und Aufwendungen sowie Ergebnisse zwischen den Segmenten werden in der Überleitung eliminiert. Konzerninterne Umsätze erfolgen zu marktüblichen Preisen.
- Bei den Investitionen handelt es sich um Zugänge von Sachanlagen und immateriellen Vermögenswerten, die voraussichtlich länger als ein Jahr genutzt werden. Die Investitionen sind gemäß Sitz des Unternehmens, dem sie gehören, zugeordnet.
- Das Segmentvermögen und die Segmentschulden der Geschäftsfelder beinhalten unter anderem Aktiva und Passiva, die zur Erzielung der laufenden Geschäftstätigkeit beigetragen haben. Die Vermögenswerte sind gemäß Sitz des Unternehmens, dem sie gehören, zugeordnet. Die Segmentvermögenswerte und die Segmentschulden sind auf die Vermögenswerte und Schulden der Gesellschaft übergeleitet.
- In den Ergebnisanteilen an Joint Ventures sind keine „at Equity-Ergebnisanteile" von assoziierten Unternehmen enthalten, da diese Beteiligungen aufgrund Unwesentlichkeit zum beizulegenden Zeitwert, beziehungsweise zu Anschaffungskosten bewertet sind.

31.1.2. Sekundäres Berichtssegment (Geographical Segment)

- Bei den Segmentinformationen nach Regionen richten sich die Außenumsätze nach dem Sitz der Kunden. Entsprechend der internen Steuerung sowie Berichterstattung werden die Regionen Deutschland, Europa, Nordamerika, Südamerika, Afrika, Asien und sonstige sowie die at Equity bilanzierten Finanzanlagen abgegrenzt.

31.2. Definition der Marktsegmente

Im Rahmen der Segmentberichterstattung werden die Aktivitäten der MTU Aero Engines Erste Holding GmbH gemäß den Regeln von IAS 14 (Segment Reporting) nach Geschäftsfeldern als primärem Berichtsformat und nach Regionen als sekundärem Berichtsformat abgegrenzt. Diese Aufgliederung orientiert sich an der internen Steuerung sowie Berichterstattung und berücksichtigt die unterschiedlichen Risiko- und Ertragsstrukturen der Geschäftsfelder.

Die Aktivitäten der MTU Aero Engines Erste Holding GmbH sind in die folgenden zwei Segmente

- Ziviles und Militärisches Triebwerksgeschäft
- Zivile Triebwerkinstandhaltung

aufgeteilt.

- Im Segment „Ziviles und Militärisches Triebwerksgeschäft" entwickelt, fertigt, montiert und liefert die Gesellschaft zivile und militärische Triebwerke und Komponenten.
- Im Segment „Zivile Triebwerkinstandhaltung" werden Flugtriebwerke überholt und repariert. Neben der kompletten Triebwerksinstandsetzung werden Triebwerksmodule komplett überholt und Spezialreparaturen durchgeführt. Der Servicegrad wird darüber hinaus durch die technische und logistische Beratung, die Unterstützung beim Aufbau eigener Triebwerksüberholkapazitäten der Luftfahrtgesellschaften sowie durch Schulung in eigenen Werken oder beim Kunden erhöht. Zur Angebotspalette gehören auch die „engine.pool services". Sie umfassen die Bereitstellung von Ersatzmotoren/-turbinen für Luftfahrtgesellschaften und Betreiber von stationären Gasturbinen.

Außer Flugtriebwerken reparieren und überholen die „Zivilen Triebwerkinstandhaltungs"—Konzerngesellschaften Industriegasturbinen.

In der Konsolidierungsspalte auf das Konzern-Ergebnis der gewöhnlichen Geschäftstätigkeit des Konzerns werden einerseits Eliminierungen zwischen den Marktsegmenten „Ziviles und militärisches Triebwerksgeschäft" und „Zivile Triebwerkinstandhaltung", andererseits nicht unmittelbar einem Marktsegment zuordenbare Geschäftsprozesse der Holdinggesellschaften ausgewiesen.

32. Segmentinformationen nach Geschäftsfeldern

Primäres Berichtssegment

in T-Euro	Ziviles und militärisches Triebwerks-geschäft 2004	Zivile Triebwerk-instand-haltung 2004	Konsolidierung 2004	Konzern 2004
Umsätze mit Fremden	1.347.852	570.148	0	1.918.000
Umsätze mit anderen Segmenten	27.696	5.787	-33.483	0
Umsätze gesamt	1.375.548	575.935	-33.483	1.918.000
Ergebnis vor Finanzergebnis	80.096	2.811	-1.846	81.061
Ergebnisanteile an Joint Ventures, die nach der Equity-Methode bilanziert sind	0	-1.830	0	-1.830
Segmentergebnis				
Ergebnis der gewöhnlichen Geschäftstätigkeit	40.608	-2.969	-31.187	6.452
Anschaffungskosten der Sachanlagen und der immateriellen Vermögenswerte	53.452	12.497	—	65.949
Abschreibungen	99.056	34.020	—	133.076
Segmentvermögen	2.453.144	725.166	-459.208	2.719.102
Segmentschulden	1.877.529	365.435	259.172	2.502.136
Mitarbeiter im Jahresdurchschnitt				
Arbeiter	2.005	1.160	—	3.165
Angestellte	3.326	586	—	3.912
Befristete Mitarbeiter	103	77	—	180
Auszubildende	151	135	—	286
Praktikanten	101	38	—	139

33. Segmentinformationen nach Regionen

Sekundäres Berichtssegment

in T-Euro	Umsätze 2004	Investitionen 2004	Vermögenswert 2004
Deutschland	501.416	65.209	2.618.294
Europa	233.547		
Nordamerika	986.432	740	60.755
Südamerika	32.582		
Afrika	7.129		
Asien	148.337		
sonstige	8.557		
At Equity bilanzierte Finanzanlagen (sh. S. F-45)			40.053
	1.918.000	65.949	2.719.102

Umsatzerlöse sind auf Basis des Landes zugeordnet, in dem der Kunde niedergelassen ist.

Bei den Investitionen handelt es sich um Zugänge von Sachanlagen und immateriellen Vermögenswerten, die voraussichtlich länger als ein Jahr genutzt werden. Die Investitionen sind dem Sitz des Unternehmens zugeordnet, welches wiederum der Regionssegmentierung zugeordnet ist.

Die Vermögenswerte sind gemäß Sitz des Unternehmens, dem sie gehören, zugeordnet.

VI. ZUSÄTZLICHE INFORMATIONEN ZUM OPERATIVEN KONZERNERGEBNIS

in T-Euro	2004
Ergebnis vor Finanzergebnis und nach Kaufpreisallokation	81.061
+ Abschreibungen	133.076
= EBITDA nach Kaufpreisallokation	**214.137**
+ Effekte aus Kurssicherung	74.474
+ Effekte aus der Bestandsbewertung	27.008
= EBITDA vor Effekten der Kaufpreisallokation	**315.619**
+ Restrukturierungskosten	6.748
+ Direkte Transaktionskosten aus Erwerb	22.643
= EBITDA vor Einmaleffekten und vor Kaufpreisallokation	**345.010**
– Abschreibungen vor Kaufpreisallokation	-70.616
= EBIT vor Einmaleffekten und vor Kaufpreisallokation	**274.394**

Das EBITDA ist durch Vorgänge beeinflusst, die nicht zum normalen Betrieb gehören und keine ausserordentlichen Vorgänge darstellen. Zur vorstehenden Ermittlung von EBIT und EBITDA geben wir folgende Erläuterungen:

- Auf das nahestehende Unternehmen Forex Ltd., Großbritannien, wurden Devisenterminverkäufe in Höhe von Mio-US-Dollar 660 übertragen, die am 31. Dezember 2003 mit DaimlerChrysler abgeschlossen waren. Aus Sicht der MTU waren durch die Anwendung der Regeln zu Unternehmenszusammenschlüssen nicht realisierte Gewinne aus Devisentermingeschäften in Höhe von € 166 Mio. so zu behandeln, als ob sie durch die Akquisition realisiert worden wären; diese werden somit nicht mehr die Gewinn-und-Verlust-Rechnung der Gesellschaft beeinflussen. Durch in 2004 fällig gewordene Devisentermingeschäfte haben sich € 74,5 Mio. nicht ertragswirksam ausgewirkt, sie werden zur Ermittlung des EBITDA hinzugerechnet.
- Effekte aus der Bestandsbewertung, die wesentlich auf im Rahmen der Kaufpreisverteilung aktivierte Gewinne im Auftragsbestand zurückzuführen sind, wurden hinzugerechnet.
- Die Restrukturierungsaufwendungen betreffen im Wesentlichen Maßnahmen der Konzerngesellschaften MTU Maintenance Hannover GmbH, Langenhagen, sowie der MTU Aero Engines GmbH, München. Da es sich hierbei um Einmaleffekte handelt, werden diese Kosten hinzugerechnet.
- Die direkten Transaktionskosten betreffen definierte, nicht aktivierungsfähige Kosten, die mit dem Erwerb der MTU Aero Engines GmbH zum 01. Januar 2004 direkt zusammen hängen. Da es sich bei den Kosten um „Einmaleffekte" handelt, werden diese wieder hinzugerechnet.

VII. ERLÄUTERUNG ZUR IFRS-KONZERNAUFSTELLUNG

Befreiender Konzernabschluss nach § 292a HGB

HGB Konzernabschluss

Der Konzernabschluss der MTU Aero Engines Erste Holding GmbH ist gemäß § 292a HGB mit befreiender Wirkung für einen Konzernabschluss nach HGB in Übereinstimmung mit den Vorschriften der am Bilanzstichtag gültigen Richtlinien des IASB erstellt.

Gleichzeitig stehen der Konzernabschluss und der Konzernlagebericht im Einklang mit der Richtlinie der Europäischen Union zur Konzernrechnungslegung (83/349/EWG), wobei diese Richtlinie entsprechend ihrer Auslegung im Standard Nr. 1 (DRS 1) „Befreiender Konzernabschluss nach § 292a HGB" des Deutschen Rechnungslegungs Standards Committee e.V. (DRSC) interpretiert wurde.

Um die Gleichwertigkeit mit einem nach handelsrechtlichen Vorschriften aufgestellten Konzernabschluss zu erreichen, werden über die Angabepflichten nach IFRS hinaus auch die Angaben und Erläuterungen veröffentlicht, die das deutsche Handelsrecht verlangt.

Der vorliegende Konzernabschluss enthält folgende, vom deutschen Recht abweichende Bilanzierungs- und Bewertungsmethoden:

- Umrechnung von Valutaforderungen und -verbindlichkeiten zum Stichtagskurs und ergebnis wirksame Behandlung der daraus resultierenden Wertänderungen.
- Ansatz von längerfristigen Rückstellungen zum Barwert.
- Keine Bilanzierung von Aufwandsrückstellungen.
- Nach IFRS besteht eine generelle Ansatzpflicht für latente Steuern auf alle temporären Unterschiede zwischen den steuerlichen Wertansätzen und den Wertansätzen in der Konzernbilanz, wobei auch quasi-permanente Unterschiede als temporär einzustufen sind. Zur Steuerberechnung ist der künftig geltende Steuersatz auf Basis der Rechtslage am Bilanzstichtag anzuwenden. Nach den deutschen Rechnungslegungsvorschriften müssen nur die passiven latenten Steuern sowie die aktiven latenten Steuern auf Konsolidierungen zwingend angesetzt werden.
- Aktivierung des Vermögenswertes und Passivierung des Barwertes der Leasingraten bei Finanzierungsleasingverträgen nach den Zuordnungskriterien von IAS 17.
- Bewertung der Pensionsrückstellungen nach dem Anwartschaftsbarwertverfahren („Projected-Unit-Credit-Method") unter Berücksichtigung künftiger Gehalts- und Renten entwicklungen.
- Bewertung von (derivativen) Finanzinstrumenten zum beizulegenden Zeitwert, wenn dieser verlässlich bestimmbar ist. Die Anpassung auf den beizulegenden Zeitwert wird abhängig von deren Klassifizierung erfolgswirksam, bzw. zunächst erfolgsneutral in der Gesamtergebnisrechnung erfasst.
- Erstkonsolidierung hat nach IFRS 3 zwingend auf den Erwerbszeitpunkt zu erfolgen. Daneben enthält IFRS 3 detaillierte Vorschriften zu Ansatz und Bewertung immaterieller Vermögenswerte.
- Anstelle planmäßiger Abschreibungen treten bei bestimmten immateriellen Vermögenswerten (z.B. Vermögenswerte mit unbegrenzter Nutzungsdauer) ausschließlich außerplanmäßige Abschreibungen („Impairment only approach").

München, den 26. April 2005

Udo Stark Bernd Kessler Dr. Michael Süß Reiner Winkler

Konzernlagebericht der MTU Aero Engines Erste Holding GmbH, München zum 31. Dezember 2004

Der MTU Aero Engines Erste Holding GmbH Konzern (im Folgenden „MTU" oder „Gesellschaft" genannt) ist einer der weltweit größten Hersteller von Triebwerksmodulen und -komponenten und führender unabhängiger Anbieter von Instandhaltungsdienstleistungen für zivile Flugtriebwerke. Das Geschäft der Gesellschaft erstreckt sich auf die gesamte Laufzeit eines Triebwerksprogramms—von der Konstruktion über die Entwicklung, die Erprobung und die Produktion von neuen zivilen und militärischen Triebwerken und Ersatzteilen bis hin zu Instandhaltungsdienstleistungen für zivile und militärische Triebwerke.

Die Tätigkeit der MTU umfasst zwei Segmente: „Ziviles und Militärisches Triebwerksgeschäft" und „Zivile Instandhaltung". Im Geschäftsbereich ziviles Triebwerksgeschäft entwickelt und fertigt die Gesellschaft Module und Komponenten sowie Ersatzteile für zivile Triebwerksprogramme. Bei militärischen Triebwerken leistet die MTU die Entwicklung und Produktion von Modulen und Komponenten für Triebwerke, die Fertigung der dazugehörigen Ersatzteile sowie Instand-haltungsdienstleistungen für diese Triebwerke. Der Geschäftsbereich zivile Instandhaltung umfasst die Aktivitäten der Gesellschaft auf dem Gebiet der Instandhaltung und der logistischen Betreuung ziviler Triebwerke.

Die Hauptkunden der MTU sind führende Triebwerkshersteller (sogenannte „OEMs"), wie Pratt & Whitney und General Electric, mit denen die Gesellschaft bei einer Reihe verschiedener Triebwerksfamilien eng zusammenarbeitet. Darüber hinaus ist die Gesellschaft Anteilseigner bei International Aero Engines („IAE"), einem Konsortium, dem auch Rolls-Royce angehört, und das die V2500 Triebwerksfamilie (Airbus A320) fertigt. Neben der Zusammenarbeit mit den großen OEMs bestehen Kooperationen bei einigen Projekten auch mit anderen Herstellern von Triebwerksmodulen und -komponenten wie Volvo Aero, ITP und Avio. Die Gesellschaft beteiligt sich an wichtigen militärischen Triebwerksprogrammen in Europa und ist über ihre Allianzen der Generalunternehmer für von der Bundeswehr eingesetzte militärische Triebwerke. Ferner ist sie für die Bundeswehr der größte externe Dienstleister im Bereich der militärischen Triebwerksinstandhaltung.

1. Entwicklung von Gesamtwirtschaft und Branche

- Passagier- und Frachtluftverkehr erholten sich im Jahr 2004
- Dies wirkt sich positiv auf das zivile Triebwerksgeschäft und die zivile Instandhaltung der MTU aus
- Das militärische Triebwerksgeschäft bleibt erwartungsgemäß stabil

Der Markt für zivile Flugzeugtriebwerke wird von der allgemeinen Konjunkturentwicklung, der Finanzlage der Fluggesellschaften, dem Passagier- und Frachtaufkommen sowie der Größe und dem Alter der weltweiten Flotte ziviler Flugzeuge beeinflusst. Insbesondere die Nachfrage nach zivilen Triebwerken ist eng mit der Nachfrage nach Passagier- und Frachtverkehr verbunden. Eine Erholung im Luftverkehrsaufkommen wirkt sich grundsätzlich erst mit einem gewissen zeitlichen Abstand auf den Absatz neuer Triebwerke aus, da Fluggesellschaften üblicherweise ihre bestehende Flotte zunächst stärker nutzen, bevor sie neue Flugzeuge anschaffen. Der Absatz von Ersatzteilen ist im Allgemeinen hingegen weniger zyklisch, da Triebwerksmodule und -komponenten während der Nutzungsdauer eines Triebwerks in regelmäßigen, von Triebwerksherstellern und Luftfahrtbehörden vorgeschriebenen Abständen erneuert werden müssen. Darüber hinaus profitiert das Ersatzteilgeschäft zeitlich unmittelbar von einer Erholung des Luftverkehrs.

Die Ertragslage des Geschäftsbereichs zivile Instandhaltung ist eng mit der Menge an erbrachten Instandhaltungsdienstleistungen verbunden. Daher wird die Entwicklung des Geschäftsbereichs zivile Instandhaltung von der Anzahl der Flüge ziviler Flugzeuge und somit indirekt von den allgemeinen weltweiten Wirtschaftsbedingungen beeinflusst. Ein erheblicher Teil der Triebwerksinstandhaltungsarbeiten ist allerdings in bestimmten zeitlichen Abständen, die von den Triebwerksherstellern und den Luftfahrtbehörden festgelegt werden, erforderlich und hängt nicht allein von den absolvierten Flugstunden ab. Infolge dieser regelmäßigen Instandhaltungsarbeiten ist der Markt für zivile Instandhaltung in der Regel weniger zyklisch als der Markt für neue zivile Triebwerke.

Die gesamte Triebwerksindustrie verzeichnete bis zum Jahr 2001 ein starkes Wachstum. Nach den Terroranschlägen vom 11. September 2001 sanken Umsatzerlöse aufgrund der weltweit schlechten wirtschaftlichen Bedingungen und eines Rückgangs im Passagier- und Frachtverkehr. Nachfolgende Ereignisse wie der Irakkrieg und der Ausbruch von SARS verstärkten diesen Trend. Aktuelle Daten aus Branchenquellen deuten jedoch auf eine Erholung des weltweiten Passagier- und Frachtverkehrs hin, wobei das Verkehrsaufkommen im Jahr 2004 die zuvor erreichten Höchstwerte aus dem Jahr 2000 überstieg. Nach Angaben der IATA nahm der Passagierverkehr (gemessen in Passagier-Kilometern) im Jahr 2004 um 15,3% und der Frachtverkehr (gemessen in Frachtleistung) um 13,4% zu (jeweils im Vergleich zum Jahr 2003).

Das militärische Triebwerksgeschäft ist durch langfristige Allianzen zur Entwicklung und Produktion von militärischen Triebwerken geprägt. Abnahmemengen für Neutriebwerke sind mit den nationalen Kunden bei Beginn eines Programms bereits vereinbart, die Entwicklung, Produktion und Lieferung dieser Triebwerke erstreckt sich dann über zahlreiche Jahre. Das Geschäft hat sich erwartungsgemäß stabil entwickelt, und ist derzeit überwiegend bestimmt durch die Produktion der neuen Eurofighter Triebwerke EJ200, das im Gegenzug zurückgehende Geschäft mit Ersatzteilen und Instandhaltungsdienstleistungen für das RB199 Triebwerk für den Panavia Tornado, der bei den meisten Streitkräften, inklusive der Bundeswehr, durch den Eurofighter ersetzt wird, sowie die Entwicklung des TP400 Triebwerks für das zukünftige Airbus A400M Transportflugzeug.

2. Hinweise zur Rechnungslegung

Der Konzernabschluss der MTU wurde nach den International Financial Reporting Standards (IFRS), unter Berücksichtigung der Interpretationen des International Financial Reporting Interpretations Committee, aufgestellt. Die im Konzernabschluss konsolidierten Gesellschaften sind im Konzernanhang unter Punkt I., 2. (Konsolidierungskreis) aufgeführt. Dabei ist zu berücksichtigen, dass die MTU Aero Engines GmbH mit Wirkung ab 1. Januar 2004, dem Zeitpunkt des Erwerbs, in den Konzernabschluss einbezogen wurde.

In den folgenden Übersichten werden Zahlen der MTU unter den Überschriften „2003", „2004" und „2004 bereinigt" dargestellt. Werte „2003" und „2004" sind Zahlen aus den geprüften Abschlüssen. „2004 bereinigt" sind die um die unten beschriebenen Effekte des Purchase Accountings bereinigten Zahlen der MTU, die nicht von einem Abschlussprüfer geprüft sind.

Zur besseren Vergleichbarkeit wurden bei der Erläuterung der Finanz- und Ertragslage und Cash Flows auch Vorjahreszahlen gezeigt, die als „2003 angepasst" gekennzeichnet sind. Dabei handelt es sich um die konsolidierten Geschäftszahlen der früheren MTU Aero Engines GmbH. Diese angepassten Geschäftszahlen wurden aus dem geprüften HGB Konzernabschluss zum 31. Dezember 2003 unter Berücksichtigung notwendiger IFRS-Anpassungen hergeleitet. Eine Prüfung der angepassten Geschäftszahlen durch einen Abschlussprüfer ist nicht erfolgt.

Die Kommentierung der Vermögenslage basiert auf geprüften Bilanzen, wobei dem 31. Dezember 2004 vergleichbare Zahlen zum 1. Januar 2004 gegenüber gestellt werden, wie im Anhang unter Punkt I., 1.3. (Unternehmenserwerb) dargestellt.

Die Voraussetzungen zur Aufstellung eines befreienden Konzernabschlusses und Konzernlageberichtes gemäß § 292a HGB sind erfüllt.

3. Sondereinflüsse, die sich auf den Geschäftsverlauf und die Darstellung der Lage der MTU ausgewirkt haben

- Die Akquisition der MTU Aero Engines GmbH durch die Gesellschaft hat zu zahlreichen Einflüssen auf die Rechnungslegung geführt
- Währungseffekte haben einen signifikanten Einfluss auf die Ergebnisse der Gesellschaft
- Im Rahmen der Entwicklung neuer Triebwerksprogramme hat die Gesellschaft erhebliche Ausgaben für Forschung und Entwicklung getätigt

Erwerb der MTU durch von KKR beratene Fonds

Im Geschäftsjahr 2003 erwarben von Kohlberg Kravis Roberts & Co. Ltd (KKR) beratene Fonds die MTU Aero Engines GmbH von der DaimlerChrysler-Konzern (die „Akquisition"). Die Anteile gingen mit rechtlicher Wirkung zum 1. Januar 2004 auf die MTU als mittelbare Erwerberin über. Aus der Akquisition heraus haben sich Sondereinflüsse auf den Geschäftsverlauf und die Lage der Gesellschaft ergeben, die nachfolgend beschrieben werden.

a) „Purchase Accounting"

Die Akquisition wurde unter Anwendung der Erwerbsmethode (im Folgenden „Purchase Accounting") bilanziert, d.h. die Gesellschaft hat zum 1. Januar 2004 eine Verteilung der Anschaffungskosten für die Anteile an der MTU Aero Engines GmbH vorgenommen und dabei die erworbenen identifizierbaren Vermögenswerte und Schulden mit den beizulegenden Zeitwerten am Erwerbsstichtag bewertet. Die aus der Anwendung von Purchase Accounting resultierenden wesentlichen Effekte zum 1. Januar 2004 sowie für das abgelaufene als auch zukünftige Geschäftsjahre lassen sich wie folgt zusammenfassen:

- Die Barwerte zukünftiger Ergebnisbeiträge aus der Serien- und Ersatzteilphase von Triebwerksprogrammen in Höhe von € 377,5 Mio. wurden als immaterielle Vermögenswerte aktiviert. Hieraus wird in zukünftigen Geschäftsjahren eine Ergebnisbelastung in Höhe der Abschreibungen resultieren, die sich nach der verbleibenden Laufzeit der einzelnen Programme richtet. Außerdem wurden bestimmte andere Vermögenswerte (programmunabhängige Technologien und Kundenbeziehungen) als immaterielle Vermögenswerte aktiviert.
- Aus Sicht der MTU wurden durch die Akquisition bis dato nicht realisierte Gewinne aus Devisentermingeschäften in Höhe von € 166,0 Mio. behandelt, als ob sie durch die Akquisition realisiert worden wären; diese werden somit zukünftig nicht mehr die Gewinn-und Verlustrechnung der Gesellschaft beeinflussen.

- Es wurden Rückstellungen in Höhe von € 145,5 Mio. für die Verpflichtungen der Gesellschaft gebildet, bestimmte Entwicklungsaktivitäten im Rahmen der sich in der Entwicklung befindlichen Triebwerksprogramme (insbesondere GP7000 und PW6000) durchzuführen. Die hiernach zurückgestellten Kosten führen somit nicht mehr zu einer Ergebnisbelastung nachfolgender Geschäftsjahre.
- Aus der Neubewertung des beweglichen Sachanlagevermögens hat sich eine Erhöhung der bis dahin bilanzierten Werte um € 145,1 Mio. ergeben. Unter Berücksichtigung geschätzter Restnutzungsdauern resultieren hieraus zusätzliche jährliche Abschreibungen, die in 2004 € 47,2 Mio. betragen und in den nächsten drei Jahren € 39,7 Mio., € 25,0 Mio. und € 13,2 Mio.. Der dann noch verbleibende Buchwert von € 20,0 Mio. wird noch über 10 Jahre abgeschrieben.
- Aus der Neubewertung der Vorratsbestände resultiert eine Erhöhung der bis dahin bilanzierten Werte um € 29,7 Mio., um dem unter Berücksichtigung des Fertigstellungsgrades enthaltenen Gewinnen zum Zeitpunkt der Akquisition Rechnung zu tragen. Da sich diese Bestände im abgelaufenen Geschäftsjahr vollständig umgeschlagen haben, hat sich hieraus infolge der höheren Herstellungskosten eine zusätzliche Ergebnisbelastung von € 29,7 Mio. ergeben.

Der verbleibende, aktivische Unterschiedsbetrag in Höhe von € 380,6 Mio. wurde als Goodwill aktiviert.

b) Finanzierung der Akquisition

Daneben hat MTU in Verbindung mit der Akquisition erhebliche Schulden aufgenommen, die sich auf das Finanzergebnis der Gesellschaft ausgewirkt haben und im Abschnitt „Erläuterungen zur Finanzlage" ausführlich beschrieben werden.

Währungseffekte

MTU tätigt wesentliche Transaktionen in anderen Währungen als dem Euro, insbesondere in US-Dollar. Daher wirken sich Wechselkursschwankungen zwischen dem Euro und dem US-Dollar sowie anderen Währungen auf die Ergebnisse der Gesellschaft aus. Ein Vergleich des durchschnittlichen Wechselkurses im Jahr 2004 (€ 1,00 zu US$ 1,2438) mit dem des Jahres 2003 (€ 1,00 zu US$ 1,1304) zeigt, dass der Wert des Euro gegenüber dem US-Dollar in diesem Zeitraum um 10% gestiegen ist. Folglich wurden die Umsatzerlöse und die operative Marge der Gesellschaft beeinträchtigt, da der Großteil der Umsatzerlöse der Gesellschaft in den Geschäftsbereichen ziviles Triebwerksgeschäft und zivile Instandhaltung auf US-Dollar und ein wesentlicher Teil ihrer Aufwendungen auf Euro lauten. Um die Währungseffekte auf ihre Ertragslage abzuschwächen, schließt die Gesellschaft regelmäßig Devisentermingeschäfte ab. Im Geschäftsjahr zum 31. Dezember 2004 betrug der Überschuss an US-Dollar brutto (Differenz zwischen den Mittelzuflüssen und den Mittelabflüssen der Gesellschaft in US-Dollar, ohne auf US-Dollar lautende Zins- und Tilgungszahlungen) ca. US$ 493 Mio. Nach Berücksichtigung der auf US-Dollar lautenden Mittelabflüsse für planmäßige und vorzeitige Tilgung, einschließlich Zinsen und Gebühren, betrug der Netto-Überschuss an US-Dollar US$ 195 Mio. Zum 31. Dezember 2004 hatte die Gesellschaft Devisenterminkontrakte für den US-Dollar/Euro-Wechselkurs mit einem Nennbetrag in Höhe von US$ 195 Mio. zu einem durchschnittlichen Kurs von US$ 1,2553 abgeschlossen.

Zur Steuerung des Wechselkursrisikos gehörte es in den letzten Jahren zur Geschäftspolitik, eine Prognose hinsichtlich der Differenz zwischen den erwarteten auf US-Dollar lautenden Mittelzuflüssen und den auf US-Dollar lautenden Mittelabflüssen für die nächsten zwölf Quartale zu erstellen.

Bei der Festlegung der Höhe der Absicherung für die Jahre 2004 und 2005 wurden die notwendigen Rückzahlungen und die erwarteten vorzeitigen Tilgungen im Rahmen des zur Finanzierung der Akquisition abgeschlossenen Senior Facilities Agreement, das teilweise auf US-Dollar lautete, ebenso berücksichtigt wie auf US-Dollar lautende Zinszahlungen und Gebühren.

Angesichts der Kosten für die Terminkontrakte und der erwarteten Zahlungen rückte die Gesellschaft ausnahmsweise von ihrer Absicherungspolitik ab und schloss bisher für das dritte und vierte Quartal 2006 keine Devisenterminkontrakte ab.

Zum Zeitpunkt der Akquisition hatte die MTU Aero Engines GmbH mit DaimlerChrysler Devisentermingeschäfte in einem Unfang von US$ 660 Mio. und einem Marktwert (Nettobarwert) von ca. € 161 Mio. auf Basis des zu diesem Zeitpunkt gültigen Wechselkurses von € 1,00 = US$ 1,25 abgeschlossen. Die Kontrakte wären in den Jahren 2004 bis 2006 fällig geworden und hätten zu dem zum Zeitpunkt der Akquisition geltenden Wechselkurs das Ergebnis der Gesellschaft in den Jahren 2004, 2005 und 2006 um € 75 Mio., € 61 Mio. bzw. € 30 Mio. erhöht, da die Kursgewinne aus diesen Verträgen zum Zeitpunkt der Fälligkeit jedes Kontraktes in den Umsatzerlösen erfasst worden wären.

Ohne die Wirksamkeit dieser Absicherungen zu berühren wurden aus Sicht der MTU im Rahmen der Akquisition diese Kontrakte und damit einhergehend, die bis dahin unrealisierten Gewinne erworben, so dass auf Grund des Purchase Accounting bei der tatsächlichen Fälligkeit der Kontrakte diese Kursgewinne nicht mehr ergebniswirksam in den Umsatzerlösen erfasst werden.

Im Rahmen der Akquisition übertrug DaimlerChrysler als Gegenpartei der Devisenterminkontrakte seine Verpflichtungen auf Blade Forex UK Ltd. („Blade Forex"), ein verbundenes Unternehmen der Gesellschaft. DaimlerChrysler zahlte für die Übernahme der Verpflichtungen € 161 Mio. an Blade Forex. Anschließend gewährte Blade Forex der MTU Aero Engines ein Darlehen in derselben Höhe zuzüglich weitere € 1 Mio. Bei Fälligkeit einzelner dieser Devisenterminkontrakte entstand für MTU Aero Engines eine Forderung gegen Blade Forex, die anschließend mit dem Darlehen verrechnet wurde. Die Verschuldung von MTU Aero Engines ging entsprechend zurück.

Im ersten Quartal 2005 beendete die Gesellschaft die noch bestehenden Devisenterminkontrakte, die sie zum Zeitpunkt der Akquisition von DaimlerChrysler übernommen hatte. Zum Zeitpunkt der Beendigung hatten diese Kontrakte ein Volumen von US$ 320 Mio. und einen Marktwert von € 71 Mio.

Für die Absicherung des seit der Akquisition eingegangenen Fremdwährungsrisikos wendet die MTU in Bezug auf ihre Terminkontrakte Hedge Accounting an. Folglich werden die Gewinne oder Verluste aus diesen Kontrakten in der Periode erfasst, in der die abgesicherte Transaktion realisiert wird.

Forschung und Entwicklung

Im Rahmen der Entwicklung neuer Triebwerksprogramme muss die Gesellschaft erhebliche Ausgaben für Forschung und Entwicklung tätigen. Zusätzlich muss sie in Spezialwerkzeuge und -anlagen für die Produktion neuer Triebwerksmodule und -komponenten investieren.

Nach IFRS sind Entwicklungsausgaben, die direkt mit der Entwicklung eines Triebwerksprogramms zusammenhängen, zu aktivieren und die aktivierten Beträge über den Zeitraum abzuschreiben, über den die Gesellschaft mit Umsatzerlösen aus dem Triebwerksprogramm rechnet. Der Abschreibungszeitraum beginnt ab der Lieferung des ersten Triebwerks. Der Abschreibung erfolgt über die erwartete Programmlaufzeit.

Im Rahmen des Purchase Accounting hat MTU mit Wirkung zum 1. Januar 2004 eine Rückstellung (die „F&E-Rückstellung") in Höhe ihrer Entwicklungsverpflichtungen im Rahmen ihrer Triebwerksprogramme GP7000 und PW6000 gebildet. Mittel, die die Gesellschaft zur Erfüllung dieser Verpflichtungen aufwendet, werden als Inanspruchnahme der F&E-Rückstellung gebucht.

In den Geschäftsjahren zum 31. Dezember 2003 und 2004 gab die Gesellschaft € 171,1 Mio. bzw. € 155,9 Mio. für selbstfinanzierte Forschung und Entwicklung aus; davon wurden 2003 € 122,8 Mio. aktiviert. Im Jahr 2004 wurden € 98,2 Mio. der Forschungs- und Entwicklungsausgaben als eine teilweise Inanspruchnahme der F&E-Rückstellung erfasst. Ohne die Anwendung von Purchase Accounting wäre dieser Betrag aktiviert worden. Zum 31. Dezember 2004 betrug die F&E-Rückstellung in der Bilanz € 52,1 Mio. und setzte sich aus einer kurzfristigen Rückstellung in Höhe von € 31,2 Mio. und einer langfristigen Rückstellung in Höhe von € 20,9 Mio. zusammen.

Alle aktivierten oder durch die teilweise Inanspruchnahme der F&E-Rückstellung erfassten Beträge spiegeln die Entwicklungskosten der Triebwerke GP7000 und PW6000 wider. Aufgrund der zeitgleichen Entwicklung dieser beiden wichtigen neuen Triebwerke erreichten die Gesamtausgaben der Gesellschaft für Forschung und Entwicklung im Jahr 2003 ihren Höhepunkt, als die selbstfinanzierten Forschungs- und

Entwicklungsausgaben der Gesellschaft 8,8% ihrer Umsatzerlöse betrugen. 2004 entsprachen die selbstfinanzierten Forschungs- und Entwicklungsausgaben 8,1% der Umsatzerlöse. Bei diesen beiden Triebwerksprogrammen ist die Entwicklungsphase fast abgeschlossen. Daher rechnet die Gesellschaft kurzfristig mit einem Rückgang der selbstfinanzierten Forschungs- und Entwicklungsausgaben, und zwar sowohl in absoluten Zahlen als auch im Verhältnis zu den Umsatzerlösen.

4. Erläuterungen zum Geschäftsverlauf und zur Ertragslage der Gesellschaft

- MTU erzielte 2004 einen stabilen Umsatz im Vergleich zum Vorjahr
- Das Ergebnis, bereinigt um Einmaleffekte, konnte erheblich gesteigert werden

Ergebnisübersicht

	Geschäftsjahr zum 31. Dezember							
in Mio. € bis auf Prozentzahlen	2003	%	2003 angepasst	%	2004	%	2004 bereinigt	%
Umsatzerlöse	—	—	1.952,2	100	1.918,0	100	1.992,5[1]	100
Umsatzkosten	—	—	-1.569,2	80	-1.627,6	85	-1.538,1[2]	77
Bruttoergebnis	**—**	**—**	**383,0**	**20**	**290,4**	**15**	**454,4**	**23**
Forschungs- und Entwicklungskosten	—	—	-48,3	2	-57,7	3	-57,7	3
Vertriebs- und allgemeine Verwaltungskosten	-0,0	—	-131,0	7	-155,6	8	-155,6	8
Sonstige betriebliche Erträge (Aufwendungen)	-0,0	—	-0,3	—	4,0	—	4,0	—
Betriebliches Ergebnis	**-0,0**	**—**	**203,4**	**10**	**81,1**	**4**	**245,1**	**12**
Finanzergebnis	-0,3	—	-46,9	2	-74,6	4	-74,6	4
Ergebnis vor Steuern	**-0,3**	**—**	**156,5**	**8**	**6,5**	**—**	**170,5**	**9**
Steuern vom Einkommen und Ertrag	—	—	-93,3	5	6,3	—	-6,3	—
Minderheitsgesellschafter (Verlustanteil)	—	—	—	—	—		—	
Nettoergebnis	-0,3	—	63,2	3	0,2	—	164,2	8

(1) *Umsatzerlöse bereinigt, um Ergebnisse aus Devisenterminkontrakten zu zeigen, die ohne Purchase Accounting entstanden wären.*

(2) *Umsatzkosten bereinigt um Effekte des Purchase Accounting, insbesondere Abschreibungen in Höhe von € 62,5 Mio. und den Effekt aus der Umbewertung von Vorräten (+ € 27,0 Mio.).*

Auftragsbestand

Der Auftragsbestand der MTU besteht aus festen Bestellungen, also Aufträgen, gemäß denen die Gesellschaft zur Lieferung von Produkten bzw. Erbringung von Dienstleistungen und ihre Kunden zur Annahme und Zahlung dieser Produkte und Dienstleistungen verpflichtet ist. Der Auftragsbestand wird folgendermaßen berechnet:

- Der Auftragsbestand umfasst alle Aufträge, die der Gesellschaft direkt von einem Kunden, vom Endkunden eines zivilen Triebwerksprogramms oder vom Kunden eines Konsortiums für militärische Triebwerke erteilt werden.
- Der Auftragsbestand bezüglich des Verkaufs ziviler Triebwerke wird zum Listenpreis ausgewiesen und spiegelt keine Preisnachlässe (Konzessionen) wider (die in den Umsatzkosten enthalten sind).
- Der Auftragsbestand für die zivile Instandhaltung bezieht sich auf Aufträge für zur Wartung gelieferte Triebwerke. Geschätzte zukünftige Bestellungen im Rahmen von langfristigen Servicevereinbarungen oder „Fly-by-Hour bzw. Power-by-the-Hour"—Verträgen, die auf den geschätzten Flugstunden während der Laufzeit des Vertrags basieren, sind im Auftragsbestand nicht enthalten. Das heißt, dass der Auftragsbestand für die zivile Instandhaltung verhältnismäßig niedrig ist.
- Wenn Umsatzerlöse für Teile des Auftragsbestands realisiert sind, wird ein entsprechender Betrag vom Auftragsbestand abgezogen.

Bei Militärprogrammen bestellen die Kunden in der Regel bei Unterzeichnung des Produktionsvertrags eine feste Anzahl an Flugtriebwerken. Aus diesem Grund wird bei Vertragsunterzeichnung der gesamte Vertragswert im Auftragsbestand erfasst. Infolgedessen wird der Auftragsbestand bei den militärischen Triebwerken im Hinblick auf Bestellungen für ein bestimmtes Triebwerk über einen langen Zeitraum reduziert, entsprechend dem mit dem jeweiligen Kunden vereinbarten Lieferzeitplan. Bestellungen für zivile Triebwerke gehen hingegen von Zeit zu Zeit ein und kommen häufig vermehrt, wenn ein neues Triebwerk auf den Markt gebracht wird oder wenn gezielte Marketingkampagnen für einzelne Triebwerksprogramme betrieben werden. Ersatzteilaufträge werden häufig in der Periode ausgeführt, in der der Auftrag eingeht. Folglich umfasst der Auftragsbestand der Gesellschaft im Allgemeinen keine wesentlichen Beträge für Ersatzteile.

Die nachstehende Tabelle zeigt den Auftragsbestand der Gesellschaft:

Auftragsbestand

in Mio. €	Geschäftsjahr zum 31. Dezember 2003 angepasst	2004
Ziviles und Militärisches Triebwerksgeschäft	2.921,7	3.236,6
Davon:		
Ziviles Triebwerksgeschäft	1.679,1	1.519,3
Militärisches Triebwerksgeschäft	1.242,6	1.717,3
Zivile Instandhaltung	137,9	171,7
Gesamt	3.059,6	3.408,3

Zum 31. Dezember 2004 belief sich der Auftragsbestand der Gesellschaft auf € 3.408,3 Mio. (Vorjahr: € 3.059,6 Mio.). Der Anstieg ist unter anderem auf den Eingang von Bestellungen für die zweite Tranche des Triebwerks EJ200 im Dezember 2004 zurückzuführen.

Umsatzerlöse

Im Vergleich zum Vorjahr gingen die Umsatzerlöse im abgelaufenen Geschäftsjahr um € 34,2 Mio. bzw. 1,8% auf € 1.918,0 Mio. 2004 zurück. Nach Bereinigung um Effekte des Purchase Accounting sind die Umsatzerlöse im Jahr 2004 verglichen mit dem Jahr 2003 um € 40,3 Mio., bzw. 2,1%, auf € 1.992,5 Mio. gestiegen.

Obwohl das Geschäftsfeld zivile Triebwerke 2004 allmählich von der wirtschaftlichen Erholung profitierte, sanken die Umsatzerlöse im Berichtszeitraum aufgrund ungünstiger Wechselkursentwicklungen um € 64,2 Mio. bzw. 8,5% auf € 879,9 Mio. (2003 € 944,1 Mio.). Nach Bereinigung um die Effekte des Purchase Accounting haben die Umsatzerlöse des Geschäftsfelds zivile Triebwerke im Jahr 2004 € 954,4 Mio. betragen. Die Umsatzerlöse aus dem Verkauf von Modulen und Komponenten für neue Triebwerke blieben trotz ungünstiger Wechselkursentwicklung zum US-Dollar stabil (bei Zugrundelegung der tatsächlichen Wechselkurse). Die Umsatzerlöse aus dem Ersatzteilverkauf sanken 2004, was vor allem auf die ungünstige Wechselkursentwicklung zum US-Dollar zurückzuführen war. Gemessen in US Dollar sind die Umsatzerlöse aus dem Verkauf von Ersatzteilen 2004 gestiegen. Die wichtigsten Triebwerksprogramme, die am stärksten zum Umsatz bei Modulen und Komponenten für neue Triebwerke beitrugen, waren die Triebwerke V2500, PW2000 und CF6. Den größten Beitrag zum Ersatzteilverkauf leisteten die Triebwerke CF6, PW2000, V2500 sowie das JT8D-200.

Die Umsatzerlöse des Geschäftsfelds militärische Triebwerke stiegen um € 46,9 Mio. bzw. 10,5%, und zwar von € 448,8 Mio. im Jahr 2003 auf € 495,7 Mio. im Jahr 2004. Die Hauptgründe für diesen Anstieg waren die Umsatzerlöse aus dem Triebwerksprogramm TP400, der Beginn der Serienproduktion für das Triebwerk EJ200 und der Produktionsbeginn für das Triebwerk MTR390. Dieser Zuwachs wurde teilweise von einem Umsatzrückgang beim Triebwerksprogramm RB199 aufgezehrt, der auf der gegenwärtigen Verringerung der Flugstunden des Panavia Tornados, der Verzögerung des kooperativen Modells für das RB199-Programm (nach dem die Gesellschaft für die Bundeswehr umfangreiche Instandhaltungs-,

Betreuungs- und logistische Dienstleistungen erbringt) und dem Rückgang der Geschäftstätigkeit im Bereich militärische Instandhaltung mit Saudi-Arabien beruht.

Die Umsatzerlöse aus der zivilen Instandhaltung sanken um € 15,8 Mio. oder 2,7% von € 591,7 Mio. im Jahr 2003 auf € 575,9 Mio. im Jahr 2004. Der Rückgang der Umsatzerlöse aus der zivilen Instandhaltung ist zum einen Wechselkursbedingt, und auch auf die gesunkenen Umsätze der MTU Canada aufgrund des Konkurses der Canadian Air zurückzuführen. Infolge des Konkurses sanken die Umsatzerlöse der MTU Canada aus der zivilen Instandhaltung von € 53,0 Mio. im Jahr 2003 auf € 27,8 Mio. im Jahr 2004. Obwohl die MTU Hannover durch Kündigung der Vertragsbeziehungen durch Federal Express mit Wirkung zum Juni 2003 ihren größten Kunden verlor, gelang es der Gesellschaft, das verlorene Geschäft durch eine Reihe von Verträgen mit anderen Kunden, wie der Saudi Arabian Airlines und der Atlas Air, zu ersetzen.

Ergebnis vor Finanzergebnis

Das Ergebnis vor Finanzergebnis, häufig als EBIT (Earnings before Interest and Tax) bezeichnet, und bereinigt um Einmaleffekte und Entwicklungskosten, ist mit 176,2 Mio. Euro gegenüber 2003 um 53,4% gestiegen. Unter Berücksichtigung der vergleichbaren Abschreibungen (insgesamt 133,1 Mio. Euro, davon aus Zeitwertansätzen im Rahmen des Purchase Accountings 62,5 Mio. Euro) ergibt sich ein vergleichbares bereinigtes Ergebnis vor Finanzergebnis und Abschreibungen, das sog. EBITDA (Earnings before Interest, Tax, Amortization und Depreciation) von 246,8 Mio. Euro, das um 40,4% über dem Vorjahreswert von 175,8 Mio. Euro liegt.

Diese Ergebnisdarstellung entspricht den internen Steuerungsgrößen der MTU. Die Herleitung ist in der folgenden Tabelle dargestellt:

EBIT / EBITDA Berechnung

in Mio. €	Geschäftsjahr zum 31. Dezember 2003 angepasst	2004
EBIT (Ergebnis vor Finanzergebnis)	203,5	81,1
Bereinigung um Effekte des Purchase Accountings:		
Effekt aus Kurssicherung		74,5
Bestandsbewertung		27,0
Mehrabschreibungen aus Zeitwerten		62,5
EBIT vor Effekten des Purchase Accounting	**203,5**	**245,1**
Bereinigung um Einmaleffekte und Entwicklungskosten:		
Unter IFRS nicht wirksame Entwicklungskosten	-122,8	-98,2
Aufwand für Restrukturierungen	34,2	6,7
direkte Transaktionskosten		22,6
EBIT Bereinigt	**114,9**	**176,2**
EBITDA	264,4	214,2
Bereinigung um Effekte des Purchase Accountings:		
Effekt aus Kurssicherung		74,5
Bestandsbewertung		27,0
EBITDA vor Effekten des Purchase Accounting	**264,4**	**315,7**
Bereinigung um Einmaleffekte und Entwicklungskosten:		
Unter IFRS nicht wirksame Entwicklungskosten	-122,8	-98,2
Aufwand für Restrukturierungen	34,2	6,7
direkte Transaktionskosten		22,6
EBITDA Bereinigt	**175,8**	**246,8**

Die wesentlichen Faktoren, die zu der erheblichen Steigerung des bereinigten EBITDA im Jahr 2004 im Vergleich zu 2003 beigetragen haben, sind zum einen erheblich gesunkene Entwicklungskosten für die Programme GP 7000 und PW 6000, erfolgreiche Steigerung der operativen Effizienz und Kostensenkung im Rahmen des Programms Impact 100, sowie höhere Umsätze im militärischen Triebwerksgeschäft, getrieben durch den Eurofighter.

Segmente und Geschäftsbereiche

MTU berichtet in zwei Segmenten, nämlich „Ziviles und Militärisches Triebwerksgeschäft" und „Zivile Triebwerksinstandhaltung". Lediglich bei den Umsatzerlösen erfolgt eine weitere Aufteilung nach den Bereichen ziviles Triebwerksgeschäft, zivile Instandhaltung und militärisches Triebwerksgeschäft. Ebenfalls enthalten sind bestimmte Anpassungen, um die Effekte des Purchase Accountings zu eliminieren.

	Geschäftsjahr zum 31. Dezember							
in Mio. € bis auf Prozentzahlen	2003	%	2003 angepasst	%	2004	%	2004 bereinigt	%
Umsatzerlöse	—	—	1.952,2	100	1.918,0	100	1.992,5	100
Davon:								
Ziviles und Militärisches Triebwerksgeschäft (vor Konsolidierungsanpassungen)	—	—	1.392,9	71	1.375,6	72	1.450,1	73
Davon:								
Ziviles Triebwerksgeschäft	—	—	944,1	48	879,9	46	954,4	48
Militärisches Triebwerksgeschäft	—	—	448,8	23	495,7	26	495,7	25
Zivile Instandhaltung (vor Konsolidierungsanpassungen)	—	—	591,7	30	575,9	30	575,9	29
Konsolidierung	—	—	-32,4	-2	-33,5	-2	-33,5	-2
Umsatzkosten	—	—	-1.569,2	100	-1.627,6	100	-1.538,1	100
Davon:								
Ziviles und Militärisches Triebwerksgeschäft	—	—	-1.056,2	67	-1.117,6	69	-1.047,8	68
Zivile Instandhaltung	—	—	-549,0	35	-543,5	33	-523,8	34
Konsolidierung	—	—	36,1	-2	33,5	-2	33,5	-2
Bruttoergebnis	—	—	383,1	100	290,4	100	454,4	100
Davon:								
Ziviles und Militärisches Triebwerksgeschäft	—	—	336,7	88	258,0	89	402,3	89
% Marge	—	—	24,2%		18,8%		27,7%	
Zivile Instandhaltung	—	—	42,7	11	32,4	11	52,1	11
% Marge	—	—	7,2%		5,6%		9,0%	
Konsolidierung	—	—	3,7	1	0,0	—	0,0	—

5. Erläuterungen zur Finanzlage

- MTU Aero Engines konnte die im Rahmen der Akquisition aufgenommene Verschuldung im Jahr 2004 erheblich reduzieren.

Cashflow

in Mio. €	Jahresende 31. Dezember 2003 angepasst	2004
Nettoergebnis	63,3	0,2
Abschreibungen	60,8	133,1
Änderung Rückstellungen	7,5	-35,6
Änderung des Working Capital	58,7	-22,5
Aktivierte F&E	-122,8	—
Änderung latente Steuern	39,1	-2,4
Änderung sonstige Posten	0,2	0,1
Cashflow aus betrieblicher Geschäftstätigkeit	106,9	72,9
Cashflow aus Investitionstätigkeit[1]	-93,5	-59,9
Cashflow aus Finanzierungstätigkeit[2]	-286,1	-190,3
Veränderung der flüssigen Mittel	-272,6	-177,2

(1) *Ohne Berücksichtigung des Mittelabflusses von € 766,6 Mio. bei der Zahlung des Kaufpreises für die Akquisition.*

(2) *Ohne Berücksichtigung des Mittelzuflusses von € 766,6 Mio. im Zusammenhang mit der Finanzierung der Akquisition durch Dritte*

a) Cashflow aus der betrieblichen Geschäftstätigkeit

Der Cashflow aus der betrieblichen Geschäftstätigkeit betrug in 2004 € 72,9 Mio., ein Rückgang gegenüber dem Mittelzufluss von € 106,9 Mio. in 2003 in Höhe von € 34,0 Mio.. Die Verminderung in 2004 ist im Wesentlichen auf das höhere Nettoergebnis in 2003, mit der Akquisition in 2004 entstandene Ausgaben in Höhe von € 41,8 Mio. und die wesentlich höheren Zinszahlungen von € 24,5 Mio. in 2004 zurückzuführen. Das Nettoergebnis 2004 wurde negativ durch Restrukturierungskosten von € 6,7 Mio. beeinflusst, die allerdings im Vergleich zu 2003 (€ 34,2 Mio.) zurückgingen. In 2004 spiegelte das Nettoergebnis höhere Abschreibungen wider, überwiegend verursacht durch im Zusammenhang mit der Akquisition stehende Zuschreibungen zu den Buchwerten von Vermögenswerten, die aber nicht die Cashflows beeinflussten. Die Cashflows aus der betrieblichen Geschäftstätigkeit in 2004 wurden durch die Erhöhung von Forderungen aufgrund von zeitlichen Zahlungsverschiebungen bei wesentlichen Forderungen gegenüber Kunden beeinflusst, die erst im ersten Quartal 2005 zu Zahlungseingängen führten und somit das Working Capital zum 31. Dezember 2004 um € 22,5 Mio. erhöht hatten.

b) Cashflow aus der Investitionstätigkeit

Im Geschäftsjahr 2004 verzeichnete die Gesellschaft im Zuge ihrer Investitionstätigkeit einen Mittelabfluss in Höhe von € 59,9 Mio., der sich aus einem Bruttomittelabfluss für Investitionen von € 65,9 Mio., verringert durch einen Barmittelzufluss aufgrund von Veräußerungen von Vermögenswerten und Rückzahlungen von € 6,1 Mio. zusammensetzt. Unter anderem hat MTU 2004 erheblich in Informationstechnologie zur Verbesserung der Produktionsverfahren investiert.

In 2003 verwendete die Gesellschaft im Zuge ihrer Investitionstätigkeit Barmittel in Höhe von € 93,5 Mio. Diese umfassten Investitionen von € 83,2 Mio. in immaterielle Vermögenswerte und Sachanlagen sowie weitere Investitionen in Höhe von € 16,3 Mio., vorherrschend in Finanzierungsleasingverträge am Standort Hannover. Diesen Investitionen standen Veräußerungen und Rückzahlungen in Höhe von € 6,6 Mio. gegenüber.

Die vorangehende Darstellung der Cashflows aus der Investitionstätigkeit enthält nicht Mittelabflüsse in Höhe von € 766,6 Mio. in 2004, die auf die Kaufpreiszahlung im Rahmen der Akquisition entfielen.

c) Cashflow aus der Finanzierungstätigkeit

Die Gesellschaft verzeichnete im Rahmen ihrer Finanzierungstätigkeit Mittelabflüsse im Geschäftsjahr 2004 in Höhe von € 190,3 Mio. und im Geschäftsjahr 2003 von € 286,1 Mio. Die Finanzierungstätigkeit bezog sich im Jahr 2004 in erster Linie auf die Tilgung von ca. € 201 Mio. des Senior Facilities Agreement, das zur Finanzierung der Akquisition abgeschlossenen worden war. Im Jahr 2003 bezog sich die Finanzierungstätigkeit fast vollständig auf Gewinnabführungen und andere Zahlungen an den DaimlerChrysler-Konzern.

Die vorangehende Darstellung der Cashflows aus der Finanzierungstätigkeit enthält nicht die Mittelzuflüsse von € 766,6 Mio. im Zusammenhang mit der Finanzierung der Akquisition.

Nettofinanzverbindlichkeiten

Die folgende Tabelle zeigt die Nettoverschuldung der Gesellschaft zum 1. Januar 2004 im Vergleich zum 31. Dezember 2004:

In Mio €	1.1.2004	31.12.2004
Senior Notes (inkl. aufgelaufene Zinsen)		280,7
Senior Debt / Mezzanine Debt(1)	672,7	186,1
Vendor Loan	175,0	185,5
Finanzierungsleasingverträge	54,2	51,9
Verbindlichkeiten gegenüber verbundenen Unternehmen(2)	234,4	162,4
Total Finanzverbindlichkeiten	**1.136,2**	**866,6**
Barmittel	205,6	28,5
Nettofinanzverbindlichkeiten	930,5	838,1

(1) *Einschließlich Senior Facility, Mezzanine Loan und dem Darlehen der Province of British Columbia.*

(2) *Einschließlich Gesellschafterdarlehen, Forex Darlehen und anderen Konzern-Darlehen.*

In Zusammenhang mit der Akquisition schloss die Gesellschaft ein Senior Facilities Agreement über die Bereitstellung von Kreditlinien in Höhe von bis zu € 620,0 Mio. ab, von denen sie zum 1. Januar 2004 € 420,0 Mio. in Anspruch genommen hatte. Im März 2004 emittierte die MTU Aero Engines Investment GmbH, ein Tochterunternehmen der Gesellschaft, 8,25%ige Senior Notes mit einem Gesamtnennbetrag in Höhe von € 275,0 Mio. und Fälligkeit im Jahr 2014 (die „Senior Notes"). Die Erlöse aus der Emission der Senior Notes wurden für die vorzeitige Tilgung von € 33,7 Mio. der ausstehenden Beträge des Senior Facilities Agreement sowie für die Tilgung aller ausstehenden Beträge im Rahmen der Mezzanine-Zwischenfinanzierung aufgewendet, welche in Verbindung mit der Akquisition in Anspruch genommen wurde. Im Jahr 2004 wurden zusätzlich € 201,4 Mio. der Schulden aus dem Senior Facilities Agreement getilgt.

Im Zusammenhang mit der Finanzierung der Gesellschaft wurden der Gesellschaft ferner eine Verkäuferfinanzierung (die „Vendor Note") gewährt, sowie ein Gesellschafterdarlehen der Blade Lux Holding II S.a.r.l.. Zinsen auf beide Darlehen laufen über die Laufzeit der Kredite auf, und sind erst bei Fälligkeit der Kredite zu entrichten.

Wie bereits beschrieben wurde der Gesellschaft im Rahmen der Akquisition ein weiteres Darlehen durch die Blade Forex gewährt, welches im Zusammenhang mit Devisentermingeschäften stand, die zum Zeitpunkt der Akquisition zwischen der Gesellschaft und dem DaimlerChrysler-Konzern bestanden.

6. Erläuterungen zur Vermögenslage und zur Bilanzstruktur

Die Bilanzsumme sank im Jahr 2004 um € 196,4 Mio., hauptsächlich im Zusammenhang mit der Rückführung von Verschuldung.

Das Anlagevermögen reduzierte sich insgesamt um € 74,7 Mio.. Die immateriellen Vermögenswerte nahmen aufgrund planmäßiger Abschreibungen und durch Wechselkurseffekte um € 16,1 Mio. ab. Bei den Sachanlagen überstiegen die planmäßigen Abschreibungen von € 105,7 Mio. die Investitionen in Höhe von € 55,0 Mio., beeinflusst durch höhere Abschreibungen infolge der erhöhten Abschreibungen aufgrund des Purchase Accounting.

Das Finanzanlagevermögen ging um € 4,6 Mio. zurück. Verantwortlich dafür waren teilweise auch währungsbedingte Verluste aus at Equity bilanzierten Joint Ventures sowie Tilgungen bei langfristigen Ausleihungen.

Bei den übrigen langfristigen Forderungen trat eine Abnahme um € 51,6 Mio. ein, die auf die Realisierung der Zeitwerte von Devisenterminverkäufen zurückzuführen ist.

Der Anstieg der Vorräte im militärischen Triebwerksgeschäft gegenüber dem Vorjahr, im Wesentlichen durch die Serienfertigung der 1. Tranche des EJ200 bedingt, wurde durch die Erhaltenen Anzahlungen überkompensiert. Die Zunahme bei den MRO-Gesellschaften ist durch zunehmendes Auftragsvolumen bedingt.

Die Zunahme der Kundenforderungen zum Jahresende steht im Zusammenhang mit zeitlichen Zahlungsverschiebungen bei wesentlichen Forderungen gegenüber Kunden, die erst im ersten Quartal 2005 zu Einzahlungen führten. Der Bestand an Zahlungsmitteln mit € 28,5 Mio. am 31.12.2004 ist durch die beiden außerplanmäßigen Tilgungen bei den Bankkrediten (Senior Facilities) beeinflusst.

Das Eigenkapital erhöhte sich um € 15,8 Mio. (7,8%) im Wesentlichen infolge erfolgsneutraler Zubuchungen aufgrund von unrealisierten Gewinnen aus USD-Devisenterminverkäufen (Hedge Accounting).

Bei den Pensionsrückstellungen sind planmäßige Zuführungen erfolgt; Änderungen in der betrieblichen Altersversorgung sind nicht zu verzeichnen.

Der Abbau der Übrigen Rückstellungen gegenüber dem Vorjahr betrifft hauptsächlich den Verbrauch der Vorsorgen für vertragliche Entwicklungsverpflichtungen aus den Programmen GP7000 und PW6000. Andererseits sind die Verpflichtungen gegenüber der Belegschaft aus variablen Vergütungen angestiegen.

Die Zunahme der Liefer- und Leistungsverbindlichkeiten betrifft überwiegend das zivile und militärische Triebwerksgeschäft und hier programmspezifische Verpflichtungen.

Die höheren Erhaltenen Anzahlungen entfallen hauptsächlich auf das militärische Triebwerksgeschäft.

7. Mitarbeiter

Eine Übersicht zur Zahl der Mitarbeiter in den Segmenten zeigt folgende Tabelle:

Gesamtbelegschaft	31.12.2004 Anzahl	31.12.2003 angepasst Anzahl	Veränderung Anzahl
Ziviles und militärisches Triebwerksgeschäft	5.469	5.985	-516
Zivile Triebwerkinstandhaltung	1.948	2.027	-79
Gesamt	7.417	8.012	-595

Aufgrund notwendiger strukturbedingter Personalanpassungsmaßnahmen am Standort München wurde mit dem Betriebsrat ein Sozialplan mit Interessenausgleich abgeschlossen. Dessen Realisierung erstreckt sich bis Anfang 2005 und wird größtenteils mit freiwilligen Ausscheidensvereinbarungen realisiert. Eine Stellenvermittlung über eine Placementagentur wurde den MitarbeiterInnen als Sozialplanleistung ergänzend angeboten und mit einer Vermittlungsquote von über 90% erfolgreich genutzt.

Auch bei der MTU Maintenance Hannover wurde eine Betriebsvereinbarung zum Personalabbau eingeführt. Bei den übrigen Gesellschaften wurden ebenfalls Mitarbeiter abgebaut. Neueinstellungen erfolgten nur in Ausnahmefällen. Die Zahl der Auszubildenden blieb auf Vorjahresniveau.

8. Risiken der künftigen Entwicklung

- Das Geschäft der MTU Aero Engines ist von zahlreichen Marktrisiken geprägt
- Um diese Risiken so weit möglich systematisch zu erkennen und abzuwehren, unterhält die Gesellschaft ein konzernweites Risk-Management System
- Weiterhin kann die Gesellschaft durch Katastrophenrisiken bedroht werden, wogegen die MTU einen umfangreichen Versicherungsschutz hält
- Wechselkursrisiken wird durch eine systematische US-Dollar Hedging-Politik begegnet

Risk-Management

Die MTU ist in einem von intensivem Wettbewerb geprägten Umfeld tätig. Das Geschäft der Gesellschaft mit zivilen Triebwerken ist zyklisch und abhängig von der Entwicklung des Luftverkehrs und der finanziellen Lage der zivilen Luftfahrtbranche. Ein wesentlicher Teil der Umsatzerlöse der MTU aus dem Geschäft mit zivilen Antrieben geht auf „Risk-und-Revenue-Sharing-Verträge" zurück, die mit erheblichen Risiken verbunden sein können, u.a. einer mangelnden Kontrolle über die von den Verträgen abgedeckten Aktivitäten sowie Verluste aus Vorleistungen für Konstruktion und Entwicklung, Kostenüberschreitungen, Garantien, Gewährleistungen und Strafen. Außerdem ist die MTU damit in hohem Maße abhängig von einigen ihrer Partner. Lieferschwierigkeiten bei den Hauptzulieferern könnten die Produktion verzögern. Wechselkursschwankungen insbesondere des US-Dollars beeinflussen die Vermögens-, Finanz- und Ertragslage. Im Behördengeschäft bestehen Abhängigkeiten vom Verteidigungshaushalt in Deutschland oder anderen europäischen Ländern. Exportaktivitäten im militärischen Triebwerksbau unterliegen den Beschränkungen des Exportkontrollrechts. Sowohl im zivilen, als auch im militärischen Triebwerksgeschäft ist der Erfolg der Gesellschaft abhängig von ihren Forschungs- und Entwicklungsinitiativen. Es ist nicht gesichert, dass diese den Anforderungen der Kunden der Gesellschaft insbesondere in Bezug auf Zeit- und Kostenfaktoren gerecht werden.

Zur Vermeidung oder Minimierung der Risiken existiert in der MTU ein der Geschäftsführung zugeordnetes Risk-Management für die Erkennung, Bewertung und Begrenzung von Risiken. Anhand von einheitlichen Richtlinien für die MTU-Gesellschaften werden damit systematisch mehrmals im Jahr die Risiken identifiziert und mögliche Abwehrmaßnahmen festgelegt. Durch ein nach DIN EN ISO 14 001 zertifiziertes Umweltmanagement wird die Minimierung von Umweltrisiken angestrebt.

Marktrisiken

Um die Schwankungen des zivilen Flugzeugmarktes auszugleichen, verstärkt die MTU das Angebot in Richtung Bestandsmarkt. Die Marktzyklen für Flugzeuge einerseits und für Wartungsleistungen sowie Ersatzteile andererseits verhalten sich in weiten Bereichen gegenläufig, wodurch ein Ausgleich der Marktrisiken erfolgt. Auch das weit gefächerte Angebot der MTU in nahezu allen Leistungsklassen der Flugtriebwerke und der stationären Gasturbinen schafft einen Risikoausgleich.

Katastrophenrisiken

Im Behördengeschäft—ohne Export—ist die MTU durch Freistellungen weitgehend von der Haftung für Produktrisiken befreit. Die verbleibenden Haftungen, insbesondere aus dem Zivilgeschäft, sind durch Versicherungen mit umfassender Deckung abgesichert. Hierzu zählt insbesondere die Luftfahrthaftpflicht. Die anderen bestandsgefährdenden Risiken aus Feuer und Betriebsunterbrechung sind ebenfalls versichert, wobei ab 2004 ein Selbstbehalt in Höhe von 250 T Euro gilt. Weitere Versicherungen bestehen für nicht bestandsgefährdende Risiken. Nicht versichert ist aufgrund der übermäßig hohen Prämien das Terrorrisiko.

Wechselkursrisiken

Die Wechselkursrisiken des Geschäfts betreffen überwiegend Exportüberschüsse der MTU-M und der inländischen Tochtergesellschaften aus dem US-Dollar-Raum. Einen wesentlichen Teil des Saldos aus US-Dollar-Einnahmen und -Ausgaben (Net Exposure) sichert die MTU durch Devisenterminverkäufe ab. Die derzeitigen Sicherungen reichen bis in das Jahr 2006. Daneben ergibt sich durch die teilweise auf USD umgestellte Fremdfinanzierung sowie durch zugehörige Währungs-Swaps für die Zinsen eine weitere Verminderung unseres USD-Exposures.

9. Wesentliche Ereignisse nach dem Bilanzstichtag

Im Februar 2005 zahlte MTU weitere € 79,2 Mio. ihrer Verschuldung unter dem Senior Facilities Agreement vorzeitig zurück. Im März 2005 schloss die Gesellschaft eine neue revolvierende Kreditlinie ab, die das Senior Facilities Agreement ersetzte. Gleichzeitig wendete die Gesellschaft weitere € 48,9 Mio. zur Tilgung von Bankverbindlichkeiten auf.

Durch die Kreditlinie stehen der Gesellschaft € 250 Mio. zur Verfügung, die sie zur Erfüllung ihres Bedarfs an Working Capital oder für andere allgemeine Unternehmenszwecke verwenden kann.

Weiterhin wurden im März 2005 die übrigen Devisentermingeschäfte aus der Zeit vor der Akquisition gekündigt, und im selben Schritt das Darlehen durch Blade Forex aufgehoben, welches im Zusammenhang mit diesen Devisentermingeschäften stand.

10. Ausblick auf das Geschäftsjahr 2005

Aktuelle Daten aus Branchenquellen deuten auf eine Erholung des weltweiten Passagier- und Frachtverkehrs hin, wobei das Verkehrsaufkommen schon im Jahr 2004 die zuvor erreichten Höchstwerte aus dem Jahr 2000 überstieg. Nach Angaben der IATA nahm der Passagierverkehr (gemessen in Passagier-Kilometern) im Jahr 2004 um 15,3% und der Frachtverkehr (gemessen in Frachtleistung) um 13,4% zu (jeweils im Vergleich zum Jahr 2003). Dieser Wachstumstrend setzte sich in den ersten beiden Monaten 2005 mit einem Wachstum von 7,3% im Passagierverkehr und 6,5% im Frachtverkehr fort. Die Gesellschaft erwartet, dass sich die höheren Passagierzahlen und der höhere Frachtverkehr positiv auf die Geschäftsbereiche ziviles Triebswerkgeschäft und zivile Instandhaltung auswirken werden, falls dieser Trend weiter anhält. Nach Einschätzung der Gesellschaft dürfte sich dieser positive Einfluss am schnellsten im Geschäftsbereich zivile Instandhaltung bemerkbar machen, da eine höhere Anzahl an Starts, Landungen und Flugstunden bedeutet, dass Triebwerke intensiver und häufiger gewartet werden müssen.

Trotz des schwierigen Marktumfelds im Zeitraum zwischen 2001 und 2003 tätigte die Gesellschaft erhebliche Investitionen in die Bereiche Forschung und Entwicklung. In dieser Zeit erreichten die Entwicklungsphasen wichtiger Projekte, wie die Triebwerke GP7000 und PW6000, ihren Höhepunkt. Die Forschungs- und Entwicklungsaktivitäten im Zusammenhang mit diesen beiden Triebwerken nahmen bereits im Jahr 2004 ab und die Gesellschaft erwartet, dass sich dieser Trend fortsetzen wird, wenn die Triebwerke GP7000 und PW6000 von der Entwicklungs- in die Produktionsphase übergehen. Die Aufwendung für diese Programme sind durch eine im Rahmen des Purchase Accounting gebildete Rückstellung abgedeckt, so dass sich durch den Rückgang der Entwicklungsaufwendungen keine erhebliche Auswirkung auf unsere berichteten Ergebnisse ergeben wird—allerdings unser Bereinigtes EBITDA, wie oben dargestellt, in dem die Gesellschaft alle selbstfinanzierten Entwicklungsleistungen als Aufwand behandelt, wird durch einen Rückgang der Entwicklungsleistungen positiv beeinflusst.

München, den 26. April 2005

Udo Stark   Bernd Kessler   Dr. Michael Süß   Reiner Winkler

Der Konzernabschluss enthält Angaben und Prognosen, die sich auf die zukünftige Entwicklung des Konzerns und seiner Gesellschaften beziehen. Die Prognosen stellen Einschätzungen dar, die wir auf der Basis aller uns zum jetzigen Zeitpunkt zur Verfügung stehenden Informationen getroffen haben. Sollten die getroffenen Annahmen nicht eintreffen oder Risiken, die wir im Risikobericht angesprochen haben, eintreten, so können die tatsächlichen Ergebnisse von den zurzeit erwarteten Ergebnissen abweichen.

BESTÄTIGUNGSVERMERK DES ABSCHLUSSPRÜFERS

Wir haben den von der MTU Aero Engines Erste Holding GmbH, München, aufgestellten Konzernabschluss, bestehend aus Gewinn- und Verlustrechnung, Bilanz, Eigenkapitalveränderungsrechnung, Kapitalflussrechnung sowie Anhang, für das Geschäftsjahr vom 1. Januar bis zum 31. Dezember 2004 geprüft. Aufstellung und Inhalt des Konzernabschlusses nach den International Financial Reporting Standards (IFRS) liegen in der Verantwortung der Geschäftsführung der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung zu beurteilen, ob der Konzernabschluss den IFRS entspricht.

Wir haben unsere Konzernabschlussprüfung nach den deutschen Prüfungsvorschriften und unter Beachtung der vom Institut der Wirtschaftsprüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass mit hinreichender Sicherheit beurteilt werden kann, ob der Konzernabschluss frei von wesentlichen Fehlaussagen ist. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Nachweise für die Wertansätze und Angaben im Konzernabschluss auf der Basis von Stichproben beurteilt. Die Prüfung beinhaltet die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der Geschäftsführung sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Nach unserer Überzeugung vermittelt der Konzernabschluss in Übereinstimmung mit den IFRS ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage sowie der Zahlungsströme des Geschäftsjahres des Konzerns.

Unsere Prüfung, die sich auch auf den von der Geschäftsführung für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2004 aufgestellten Konzernlagebericht erstreckt hat, hat zu keinen Einwendungen geführt. Nach unserer Überzeugung gibt der Konzernlagebericht insgesamt eine zutreffende Vorstellung von der Lage des Konzerns und stellt die Risiken der künftigen Entwicklung zutreffend dar. Außerdem bestätigen wir, dass der Konzernabschluss und der Konzernlagebericht der MTU Aero Engines Erste Holding GmbH, München, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2004 die Voraussetzungen für eine Befreiung der Gesellschaft von der Aufstellung eines Konzernabschlusses und Konzernlageberichts nach deutschem Recht erfüllen.

München, den 27. April 2005

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(Müller)	(Dr. Reitmayr)
Wirtschaftsprüfer	Wirtschaftsprüfer

Konzernabschluss
zum 31. Dezember 2003
(geprüft)

erstellt nach
HGB

MTU Aero Engines GmbH,
München

MTU Aero Engines GmbH

KONZERN GEWINN- UND VERLUSTRECHNUNG

in T-Euro	*Anhang*	**2003**	**2002**
Umsatzerlöse	(19)	1.939.982	2.296.861
Umsatzkosten	(20)	1.699.781	1.980.258
Bruttoergebnis vom Umsatz		240.201	316.603
Vertriebskosten	(21)	81.389	73.704
Allgemeine Verwaltungskosten	(22)	49.510	44.569
Sonstige betriebliche Erträge	(23)	99.133	170.152
Sonstige betriebliche Aufwendungen	(24)	93.777	126.004
Finanzergebnis	(25)	-768	14.445
Ergebnis der gewöhnlichen Geschäftstätigkeit		113.890	256.923
Außerordentliche Erträge	(26)	2.337	0
Außerordentliches Ergebnis		2.337	0
Steuern vom Einkommen und vom Ertrag	(27)	49.460	59.739
Überschuss vor Ergebnisabführung		66.767	197.184
Aufwendungen aufgrund eines Ergebnisabführungs- vertrages	(28)	535.124	220.098
Fehlbetrag nach Ergebnisabführung		-468.357	-22.914
Währungsdifferenzen		356	3.054
Entnahmen aus den Gewinnrücklagen		468.001	19.860
Entnahmen aus der Kapitalrücklage		13.559	0
Ausschüttung Kapitalrücklage		13.559	0
Bilanzgewinn der MTU Aero Engines		0	0

MTU Aero Engines GmbH

KONZERNBILANZ

in T-Euro	*Anhang*	**Stand am 31.12.2003**		**Stand am 31.12.2002**
AKTIVA				
Anlagevermögen				
Immaterielle Vermögensgegenstände	(1)	47.575		54.380
Sachanlagen	(2)	212.771		208.348
Finanzanlagen	(3)	45.897		281.995
			306.243	544.723
Umlaufvermögen				
Vorräte	(4)	419.773		445.099
Erhaltene Anzahlungen	(5)	-288.053		-255.129
		131.720		189.970
Forderungen	(6)	316.309		696.548
Sonstige Vermögensgegenstände	(7)	20.495		13.379
Zahlungsmittel	(8)	4.633		14.246
			473.157	914.143
Rechnungsabgrenzungsposten und Latente Steuern	(9)		5.985	3.610
			785.385	1.462.476
PASSIVA				
Eigenkapital				
Gezeichnetes Kapital	(10)	80.068		80.068
Kapitalrücklage	(11)	0		13.559
Gewinnrücklagen	(12)	-501.918		-22.280
			-421.850	71.347
Rückstellungen				
Rückstellungen für Pensionen	(13)	255.373		234.653
Übrige Rückstellungen	(14)	596.700		691.751
			852.073	926.404
Verbindlichkeiten				
Erhaltene Anzahlungen auf Bestellungen	(15)	34		69.970
Finanzverbindlichkeiten	(16)	12.171		11.974
Verbindlichkeiten aus Lieferungen und Leistungen	(17)	179.608		207.161
Übrige Verbindlichkeiten	(18)	163.349		175.607
			355.162	464.712
Rechnungsabgrenzungsposten			0	13
			785.385	1.462.476

MTU Aero Engines GmbH

KONZERN—EIGENKAPITAL

in T-Euro	Gezeichnetes Kapital	Kapital-rücklage	Gewinn-rücklagen	Eigen-kapital MTU	Fremd-anteile	Eigen-kapital gesamt
Bilanzwert zum 1. Januar 2002	80.068	13.559	9.458	103.085	0	103.085
Ergebnisabführung			-220.098	-220.098		-220.098
Währungsveränderungen			-8.824	-8.824	0	-8.824
Ergebnis			197.184	197.184	0	197.184
Bilanzwert zum 31. Dezember 2002	80.068	13.559	-22.280	71.347	0	71.347
Ergebnisabführung		-13.559	-535.124	-548.683		-548.683
Währungsveränderungen			-11.281	-11.281		-11.281
Ergebnis			66.767	66.767		66.767
Bilanzwert zum 31. Dezember 2003	80.068	0	-501.918	-421.850	0	-421.850

MTU Aero Engines GmbH

KONZERN—CASH FLOW

in T-Euro	2003		2002	
Überschuß vor Ergebnisabführung (vor außerordentlichen Posten)		64.430		197.184
Zahlungsunwirksame Aufwendungen und Erträge		-1.496		-48.427
Ab -/ Zuschreibungen auf Gegenstände des Anlagevermögens	61.018		58.174	
Gewinne / Verluste von assoziierten Unternehmen	11.878		256	
Veränderung der Pensionsrückstellungen	20.720		18.629	
Veränderung der übrigen Rückstellungen	-95.051		-125.488	
Veränderung der aktiven latenten Steuern	-61		2	
Gewinne/Verluste aus dem Abgang von Anlagevermögen		235		-1.010
Veränderungen des Umlaufvermögens und der Verbindlichkeiten (soweit nicht dem Finanzbereich zuordenbar)		56.797		74.448
Vorräte	58.250		106.410	
Forderungen (außer Finanzforderungen)	83.006		41.439	
Verbindlichkeiten (außer Finanzverbindlichkeiten)	-84.459		-73.401	
Außerordentliche Erträge		2.337		0
Cash flow aus laufender Geschäftstätigkeit		122.303		222.195
Zugänge zu Sachanlagen und immateriellen Vermögensgegenständen	-66.779		-102.732	
Zugänge zu Finanzanlagen	-8.646		-16.305	
Erlöse aus Anlagenabgängen	232.041		13.144	
Rückzahlungen von Ausleihungen	258		708	
Cash flow aus Investitionstätigkeit		156.874		-105.185
Veränderung der Finanzverbindlichkeiten	197		-4.323	
Ergebnisabführung / Rücklagenausschüttung	-548.683		-220.098	
Wechselkursänderungen	-2.806		5.185	
Veränderung des Konsolidierungskreises	0		-6.672	
Cash flow aus Finanztätigkeit		-551.292		-225.908
Cash flow		-272.115		-108.898
Finanzmittel am Jahresanfang		289.436		398.334
Finanzmittel am Jahresende		17.321		289.436
Finanzmittel		17.321		289.436
Zahlungsmittel	4.633		14.246	
Liquiditätsanlagen bei DCAG	23.218		311.021	
Kurzfristige Finanzverbindlichkeiten DCX	-10.530		-35.831	

MTU Aero Engines GmbH

KONZERN—ANLAGEVERMÖGEN

in T-Euro	Anschaffungs -/ Herstellungskosten						Abschreibungen							Buchwerte(*)	
	1.1.2003	Währungs-änderungen	Zugänge	Umbu-chungen	Abgänge	31.12.2003	1.1.2003	Währungs-änderungen	Zugänge	Umbu-chungen	Zuschrei-bungen	Abgänge	31.12.2003	31.12.2003	31.12.2002
Immaterielle Vermögensgegenstände															
Nutzungsrechte und Lizenzen	61.152	-3.153	2.425	560	1.588	59.396	11.706	-950	6.940	0	0	1.286	16.410	42.986	49.446
Firmenwerte	5.186	0	0	0	0	5.186	252	0	345	0	0	0	597	4.589	4.934
	66.338	-3.153	2.425	560	1.588	64.582	11.958	-950	7.285	0	0	1.286	17.007	47.575	54.380
Sachanlagen															
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	212.999	-634	634	687	826	212.860	143.966	-71	4.444	0	0	398	147.941	64.919	69.033
Technische Anlagen und Maschinen	411.617	-2.399	18.531	10.297	7.897	430.149	333.128	-744	28.012	-42	0	6.711	353.643	76.506	78.489
Andere Anlagen, Betriebs- und Geschäftsausstattung	214.907	-521	28.653	7.554	15.355	235.238	174.878	-234	22.269	42	0	14.917	182.038	53.200	40.029
Geleistete Anzahlungen und Anlagen im Bau	20.797	-71	16.536	-19.098	18	18.146	0	0	0	0	0	0	0	18.146	20.797
	860.320	-3.625	64.354	-560	24.096	896.393	651.972	-1.049	54.725	0	0	22.026	683.622	212.771	208.348
Finanzanlagen															
Anteile an verbundenen Unternehmen	398.852	0	541	-1.095	397.770	528	164.892	0	0	0	0	164.866	26	502	233.960
Ausleihungen an verbundene Unternehmen	282	0	0	-282	0	0	69	0	0	-69	0	0	0	0	213
Beteiligungen	555	0	4.163	1.095	0	5.813	0	0	0	0	0	0	0	5.813	555
Ausleihungen an Beteiligungen	3.906	0	2.926	282	137	6.977	0	0	0	69	0	0	69	6.908	3.906
Anteile an assoziierten Unternehmen	31.814	-3.865	0	0	8.878	19.071	0	0	0	0	0	0	0	19.071	31.814
Wertpapiere des Anlagevermögens	12.624	122	0	0	0	12.746	2.125	-47	0	0	987	0	1.091	11.655	10.499
Sonstige Ausleihungen	1.244	0	1.016	0	295	1.965	196	0	0	0	5	174	17	1.948	1.048
	449.277	-3.743	8.646	0	407.080	47.100	167.282	-47	0	0	992	165.040	1.203	45.897	281.995
	1.375.935	-10.521	75.425	0	432.764	1.008.075	831.212	-2.046	62.010	0	992	188.352	701.832	306.243	544.723

(*) *Währungsumrechnung mit Kursen am jeweiligen Bilanzstichtag.*

Grundlagen und Methoden

Der Konzernabschluss der MTU Aero Engines GmbH, bestehend aus der Konzernbilanz, der Konzern-Gewinn-und Verlustrechnung, der Entwicklung des Konzern-Eigenkapitals sowie dem Konzern-Cash-Flow, wird nach handelsrechtlichen Rechnungslegungsvorschriften aufgestellt und in Tausend Euro (T€) ausgewiesen, mit Ausnahme der Erläuterungen zu den Umsatzerlösen, die in Millionen Euro (M€) dargestellt werden. Die in der Bilanz und in der Gewinn-und Verlustrechnung zusammengefassten Posten sind im Anhang gesondert aufgeführt und erläutert.

Bilanzierung und Bewertung

Die Bilanzierungs-und Bewertungsmethoden haben wir im Berichtsjahr unverändert beibehalten. Vermögensgegenstände und Schulden im konsolidierten Abschluss sind, soweit gleiche Sachverhalte im Konzern vorliegen, einheitlich wie bei der Obergesellschaft bewertet.

Immaterielle Vermögensgegenstände werden zu Anschaffungskosten bewertet und planmäßig über die jeweilige Nutzungsdauer abgeschrieben. Firmenwerte aus der Kapitalkonsolidierung, die aus der Erweiterung des Konzerns stammen, werden linear über 15 Jahre abgeschrieben.

Sachanlagen werden zunächst mit Anschaffungs-oder Herstellungskosten bewertet. Die Herstellungskosten selbsterstellter Anlagen umfassen die zurechenbaren Material-und Fertigungsgemeinkosten einschließlich Abschreibungen. Erhaltungsaufwendungen werden im Jahr des Anfalls aufwandswirksam verrechnet. Sachanlagen gehen aus der konsolidierten Bilanz ab, wenn sie außer Gebrauch genommen werden.

Sachanlagen werden gemäß den steuerlich zulässigen Nutzungsdauern abgeschrieben. Die Abschreibung beginnt mit der Betriebsbereitschaft des Wirtschaftsgutes.

Die planmäßigen Abschreibungen auf Sachanlagen basieren auf folgenden Nutzungsdauern:

	%	Jahre
Gebäude	2%–4%	25–50
Leichtbauten	10%	10
Grundstückseinrichtungen	5%–10%	10–20
Maschinen und technische Anlagen	10%–20%	5–10
Betriebs- und Geschäftsausstattung	6%–33%	3–15

Abschreibungen auf Gebäude werden mit den steuerlich höchstzulässigen Sätzen berechnet.

Mobilien mit einer Nutzungsdauer von 6 Jahren und mehr werden grundsätzlich degressiv abgeschrieben. Wir gehen von der degressiven auf die lineare Abschreibungsmethode über, sobald die gleichmäßige Verteilung des Restbuchwertes auf die verbleibende Nutzungsdauer zu höheren Abschreibungsbeträgen führt.

Die Abschreibungen auf Sachanlagenzugänge in der ersten bzw. in der zweiten Jahreshälfte sind in Anlehnung an die steuerliche Vereinfachungsregel mit vollen bzw. halben anteiligen Jahresraten angesetzt worden. Geringwertige Wirtschaftsgüter mit Anschaffungskosten bis 410,00 Euro werden im Anschaffungsjahr voll abgeschrieben.

Die Bewertung der Anteile an nicht konsolidierten verbundenen Unternehmen, Beteiligungen und anderen Finanzanlagen erfolgt zu Anschaffungskosten oder soweit erforderlich, zu niedrigeren Tageswerten. Unverzinsliche Ausleihungen werden mit ihrem Barwert angesetzt.

Assoziierte Unternehmen werden grundsätzlich at Equity bewertet. Soweit sie jedoch von untergeordneter Bedeutung für die Vermögens-, Finanz-und Ertragslage des Konzerns sind, werden sie mit Anschaffungskosten angesetzt.

Roh-, Hilfs-und Betriebsstoffe werden zu Anschaffungskosten oder zu niedrigeren Tageswerten bewertet, die unfertigen Erzeugnisse zu Herstellungskosten, die neben dem Fertigungsmaterial und den

Fertigungslöhnen auch Material-und Fertigungsgemeinkosten einschließlich Abschreibungen umfassen. Erkennbaren Verwertungsrisiken wird durch Abschreibungen oder Rückstellungen Rechnung getragen.

Forderungen, sonstige Vermögensgegenstände und Zahlungsmittel werden mit dem Nennbetrag angesetzt. Soweit sie unverzinslich sind, werden Forderungen mit einer Laufzeit von über einem Jahr abgezinst. Erkennbare Einzelrisiken und allgemeine Kreditrisiken sind durch entsprechende Wertkorrekturen berücksichtigt. Vorsorgen für Abrechnungsrisiken werden in den sonstigen Rückstellungen ausgewiesen. Wertaufholungen im Anlage-und Umlaufvermögen werden, soweit erforderlich, vorgenommen.

Rückstellungen für Pensionen der deutschen Konzerngesellschaften werden versicherungsmathematisch nach dem Teilwertverfahren (die der entry age actuarial cost method ähnlich ist) mit einem Rechnungszinsfuß von 6% ermittelt. Pensionsverpflichtungen der ausländischen Konzerngesellschaften werden gemäß US GAAP bzw. Canadian GAAP nach versicherungsmathematischen Regeln bewertet. Nachdem diese Pensionsverpflichtungen im Vergleich zu den inländischen Zusagen unwesentlich sind, haben wir auf eine Umbewertung auf die Teilwertmethode verzichtet.

Steuerrückstellungen und sonstige Rückstellungen sind nach den Grundsätzen vernünftiger kaufmännischer Beurteilung ermittelt. Die Verpflichtungen im Personal-und Sozialbereich werden -soweit sie ratierlich anzusammelnde Zukunftsleistungen betreffen -nach dem Teilwertverfahren und mit einem Zinssatz von 5,5% berechnet.

Rückstellungen werden für Verluste oder Verpflichtungen gebildet, die voraussichtlich eintreten werden, deren Höhe und Zeitpunkt aber noch mit Ungewissheit behaftet ist. Die bilanzierten Beträge stellen Schätzwerte auf Basis der verfügbaren Informationen dar.

Restrukturierungsrückstellungen in Höhe von T€ 4.579 (i.V. T€ 199) betreffen erwartete Aufwendungen bei der MTU Aero Engines GmbH (i. V. MTU Maintenance Canada Ltd.).

Die Bewertung der Verlustvorsorgen für Kurssicherungsgeschäfte basiert auf dem Vergleich der Sicherungskurse mit dem Stichtagsterminkurs.

Verbindlichkeiten sind mit ihren Rückzahlungsbeträgen angesetzt.

Umsatz aus Warenlieferungen wird bei Gefahrenübergang auf den Kunden gebucht; üblicherweise ist dies bei Auslieferung. Eine Ausnahme besteht bei Risk and Revenue Sharing Verträgen ("RRSP"), bei denen der Umsatz mit Auslieferung durch den Kooperationsführer an den Endkunden realisiert wird.

Umsatz aus Dienstleistungen wird bei Fertigstellung und nach Abnahme durch den Kunden realisiert.

Geschäftsvorfälle werden als außerordentliche Posten ausgewiesen, wenn sie nicht im Rahmen des üblichen Geschäftsbetriebs anfallen; d.h. sofern sie aufgrund ihrer Art und Betragshöhe außergewöhnlich sind und der Ausweis im Ergebnis der gewöhnlichen Geschäftstätigkeit zu einer unzutreffenden Darstellung der Ertragslage des Konzerns führen würde.

Ertragsteuern werden gemäß der jeweiligen Landesgesetzgebung der dort ansässigen Gesellschaften ermittelt. Latente Steuern werden auf alle zeitlich befristeten Unterschiede von Handels-und Steuerbilanz errechnet. Aktive latente Steuern werden jedoch nur dann aktiviert, wenn sie auf ergebniswirksame Konsolidierungsvorgänge entfallen. Auf permanente Unterschiede zwischen Handels-und Steuerbilanz werden keine latenten Steuern gebildet. Aktive und passive Steuerlatenzen werden aufgerechnet, wenn sie aus einer Gesellschaft stammen.

MTU schließt Devisentermingeschäfte zur Absicherung gegen Kursschwankungen des US-Dollars ab. Die laufenden Devisentermingeschäfte sind schwebende Geschäfte, die ab ihrem Entstehen zu Nominalwerten in einer Nebenbuchhaltung geführt werden. Sobald jedoch der Marktwert eines Sicherungsgeschäfts zum Bilanzstichtag negativ ist, bildet MTU eine Rückstellung. Unrealisierte Gewinne werden nicht bilanziert. Gewinne und Verluste aus Kurssicherungen werden mit der Einlösung der jeweiligen Geschäfts realisiert. Bewertungseinheiten aus Grund-und Sicherungsgeschäft werden nicht gebildet.

Eine Zusammenballung von Kreditrisiken (entweder in Bilanzposten oder in den Haftungsverhältnissen) ist dann gegeben, wenn Veränderungen in wirtschaftlichen oder anderen Bedingungen die Kunden oder andere Geschäftspartner mit ähnlichen wirtschaftlichen Eigenschaften in gleicher Weise treffen, wodurch ihre Fähigkeit eingeschränkt wird, den Verpflichtungen gegenüber den Konzerngesellschaften nachzukommen. Das potentielle Kreditrisiko der MTU betrifft im wesentlichen Zahlungsmittel und Forderungen. Am 31. Dezember 2003 waren die Zahlungsmittel der MTU-Gesellschaften im Rahmen des cash poolings im DaimlerChrysler-Konzern hauptsächlich bei DaimlerChrysler-Gesellschaften angelegt.

Eine Zusammenballung von Kreditrisiken entsteht auch dadurch, dass die MTU gleichartige Produkte an ähnliche Kunden in einem bestimmten Marktsegment liefert. Wie in der Textziffer 19 aufgeführt, beliefen sich die Umsätze mit sechs Kunden auf 61,9% (i.V. 65,6%) des gesamten Umsatzes.

Konsolidierungskreis

In den Konzernabschluss der MTU Aero Engines GmbH sind die folgenden deutschen und aus ländischen Gesellschaften einbezogen:

Name, Sitz	Konzern-anteil %
Inland	
MTU Maintenance Hannover GmbH, Langenhagen	100,0
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	100,0
RSZ Beteiligungs- und Verwaltungs GmbH, München	100,0
ATENA Gesellschaft für Engineering Services mbH, München	100,0
Ausland	
MTU Maintenance Canada Ltd., Richmond, British Columbia, Kanada	100,0
Vericor Power Systems L.L.P., Atlanta, Georgia, USA	100,0
MTU Aero Engines North America Inc., Rocky Hill, Connecticut, USA	100,0
ATENA Inc., East Hartford, Connecticut, USA	100,0

Die wesentlichen Veränderungen im Konsolidierungskreis betreffen:

Zum 31. Juli 2003 wurden die MTU Aero Engines Design Inc., Rocky Hill (Connecticut, USA) und MTU Aero Engines Components Inc., Newington (Connecticut, USA) auf ihre frühere Holding, die MTU Aero Engines North America Inc., Rocky Hill (Connecticut, USA) zu einer neuen Gesellschaft verschmolzen.

Im November 2003 erwarb MTU Aero Engines GmbH die restlichen 30% der Anteile an der MTU Maintenance Canada Ltd., Richmond (British Columbia, Canada) von Air Canada. Ab diesem Zeitpunkt ist MTU Canada eine 100% ige Tochter der MTU Aero Engines GmbH.

Die Anteile im Fremdbesitz betrafen die MTU Maintenance Canada Ltd., an der Air Canada im Jahr 2002 mit 30% beteiligt war. Auf Minderheitsgesellschafter entfallende Verluste können das auf die Konzernfremden entfallende Eigenkapital überschreiten. Im Falle der Überschreitung werden weitere auf die Minderheiten entfallene Verluste nicht auf die bilanziellen Fremdanteile ange-rechnet, außer die Minderheiten haben die verbindliche Verpflichtung und sind in der Lage, diese Verluste auszugleichen. MTU Maintenance Canada Ltd. hatte zum 31.12.2002 ein negatives Eigenkapital. In der Konzernbilanz zum 31.12.2002 wurden keine Fremdanteile ausgewiesen, da Air Canada keine vertragliche Verpflichtung hatte, ihren Anteil am negativen Eigenkapital der MTU-Canada auszugleichen.

Ergebnisabführungsverträge bestehen zwischen der MTU Aero Engines GmbH und den folgenden Tochtergesellschaften:

Name, Sitz	Seit
MTU Maintenance Hannover GmbH, Langenhagen	1979
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	1991
MTU-Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, München	1984

Konsolidierungsmethoden

Die Kapitalkonsolidierung erfolgt nach der Buchwertmethode, wobei der Buchwert der jeweiligen Beteiligung im Zeitpunkt der Erstkonsolidierung gegen das Eigenkapital einschließlich aufgelaufener Ergebnisse aufgerechnet wird.

Die MTU München Unterstützungskasse GmbH (München) wird nicht konsolidiert, weil die Ausübung der Rechte des Mutterunternehmens in Bezug auf das Vermögen und die Geschäftsführung bei diesem Tochterunternehmen nachhaltig beeinträchtigt ist.

Die MTU-Versicherungsvermittlungs-und Wirtschaftsdienst GmbH (München) und die MTU Maintenance do Brasil Ltda. (Sao Carlos/Brasilien) werden wegen ihrer insgesamt untergeordneten Bedeutung für die Vermögens-, Finanz-und Ertragslage des Konzerns nicht konsolidiert.

Die assoziierten Unternehmen Pratt & Whitney Canada Customer Service Centre Europe GmbH (Ludwigsfelde) und MTU Maintenance Zhuhai Co. Ltd. (Zhuhai/China) werden at Equity bewertet. Der ursprüngliche Buchwert dieser Gesellschaften wird um spätere Einlagen sowie um die anteiligen Gewinne, Verluste und Ausschüttungen erhöht oder vermindert.

Weitere sieben assoziierte Unternehmen werden mit Buchwerten angesetzt, weil sie keinen wesentlichen Einfluss auf die Vermögens-, Finanz- und Ertragslage des Konzerns haben.

Konzerninterne Forderungen und Verbindlichkeiten werden aufgerechnet. Aufrechnungsdifferenzen werden ergebniswirksam gebucht.

Alle wesentlichen Zwischenergebnisse aus konzerninternen Umsätzen werden eliminiert.

Umsätze und andere Erträge zwischen einbezogenen Unternehmen werden mit den entsprechenden Aufwendungen verrechnet.

Die in der Konzernbilanz aktivierten latenten Steuern sind durch ergebniswirksame Konsolidierungsmaßnahmen verursacht.

Währungsumrechnung

Fremdwährungsforderungen und Zahlungsmittel werden in den Einzelabschlüssen mit dem Briefkurs am Buchungstag oder dem niedrigeren Kurs am Bilanzstichtag, Fremdwährungsverbindlichkeiten mit dem Geldkurs am Buchungstag oder dem höheren Kurs am Bilanzstichtag umgerechnet. Auf die Anpassung unwesentlicher Währungseinflüsse bei den ausländischen Gesellschaften wurde wegen Geringfügigkeit verzichtet.

Für den Konzernabschluss werden die Einzelabschlüsse der ausländischen Konzerngesellschaften mit dem Stichtagskurs in Euro umgerechnet.

Das Anlagevermögen wird mit Stichtagskursen umgerechnet; Währungsdifferenzen aus der Umrechnung des Anfangsbestands werden gesondert dargestellt.

Erträge und Aufwendungen sowie die Jahresergebnisse werden mit den jeweiligen Quartalsdurchschnittskursen umgerechnet. Einstellungen und Entnahmen in/aus Rücklagen sowie der Bilanzgewinn werden zu Stichtagskursen bewertet. Unterschiede aus der Umrechnung des Jahresergebnisses mit Durchschnittskursen gegenüber dem Stichtagskurs werden mit dem Eigenkapital verrechnet.

Folgende Umrechnungskurse fanden in den Geschäftsjahren 2003 und 2002 für die Umrechnung von Fremdwährungen in der Bilanz und in der Gewinn- und Verlustrechnung Anwendung:

Währung

1 € =	Stichtagskurs am 31. Dezember 2003	Stichtagskurs am 31. Dezember 2002	Durchschnittskurs 2003	Durchschnittskurs 2002
USA (USD)	1.2630	1.0487	1.1304	0.9451
Kanada (CAD)	1.6234	1.6550	1.5811	1.4833
China (CNY)	10.4642	8.6837	9.3581	7.8211

Ausübung von Ermessensspielräumen

Bei der Aufstellung eines Konzernabschlusses nach deutschen handelsrechtlichen Vorschriften sind Annahmen und Schätzungen durch die Geschäftsführung vorzunehmen, welche die Höhe von bilanzierten Aktiva und Passiva sowie den Ausweis von Haftungsverhältnissen am Bilanzstichtag beeinflusst. Dies wirkt sich ebenfalls auf die Höhe der ausgewiesenen Erträge und Aufwendungen des Geschäftsjahres aus. Wesentliche Ermessensspielräume erstrecken sich auf plan-und außerplanmäßige Abschreibungen sowie die Bewertung der Vorräte, der Forderungsrisiken und von Rechtsverpflichtungen. Das tatsächliche Ergebnis kann von den Schätzungen und Annahmen abweichen.

Erläuterungen zur Konzernbilanz

Für die Bewegungen im Anlagevermögen des Berichtszeitraumes verweisen wir auf Seite F-88.

(1) Immaterielle Vermögensgegenstände

Die immateriellen Vermögensgegenstände belaufen sich auf T€ 47.575 (i.V. T€ 54.380) und enthalten Lizenzen, Firmenwerte und Nutzungsrechte.

Die Firmenwerte beziehen sich auf folgende Unternehmen:

in T-Euro	**31.12.2003**	**31.12.2002**
Vericor Power Sysems L.L.C., Atlanta, USA	2.518	2.704
ATENA Gesellschaft für Engineering Services mbH, München	2.071	2.230
Summe Firmenwerte	4.589	4.934

Firmenwerte werden aktiviert und über 15 Jahre linear abgeschrieben.

(2) Sachanlagen

Die Sachanlagen erhöhen sich um T€ 4.423 auf T€ 212.771. Wesentliche Zugänge in 2003 sind bei Sonderbetriebmitteln sowie bei Maschinen und technischen Anlagen in München und Hannover zu verzeichnen. Die Abgänge sind hauptsächlich auf technischen Ersatz zurückzuführen.

(3) Finanzanlagen

Die Finanzanlagen umfassen hauptsächlich Anteile an nicht konsolidierten verbundenen Unternehmen sowie Beteiligungen.

(4) Vorräte

in T-Euro	**31.12.2003**	**31.12.2002**
Roh-, Hilfs- und Betriebsstoffe	172.141	201.664
Unfertige Erzeugnisse	245.570	238.987
Geleistete Anzahlungen	2.062	4.448
Summe Vorräte	419.773	445.099

(5) Erhaltene Anzahlungen

Die Erhaltenen Anzahlungen von insgesamt T€ 288.053 (i.V. T€ 255.129) betreffen fast ausschließlich langfristige Aufträge und werden offen von den Vorräten in der Bilanz abgesezt. Der Betrag enthält T€ 150.520 (i.V. T€ 109.915) von Projektgesellschaften, mit denen ein Beteiligungsverhältnis besteht.

(6) Forderungen

in T-Euro	31.12.2003		31.12.2002	
Forderungen aus Lieferungen und Leistungen		221.334		315.150
— davon Restlaufzeit von mehr als 1 Jahr	5.031		9.960	
Forderungen gegen verbundene Unternehmen		23.926		327.937
— davon gegen Gesellschafter	0		14.503	
Forderungen gegen Unternehmen, mit denen ein Beteiligungsverhältnis besteht		71.049		53.461
Summe Forderungen		316.309		696.548
— davon Restlaufzeit von mehr als 1 Jahr	5.031		9.960	

Die Forderungen aus Lieferungen und Leistungen mit einer Restlaufzeit von mehr als einem Jahr zum 31.12.2003 betreffen hauptsächlich den Verkauf eines MRO-Vertrages, zahlbar in drei Jahresraten.

Forderungen gegen Unternehmen, mit denen ein Beteiligungsverhältnis besteht werden in dem Kapitel "Beziehungen zu nahe stehenden Personen" am Ende dieser Erläuterungen weiter aufgeteilt. Die Forderungen sind netto, nach Verrechnung von Verbindlichkeiten gegenüber der betreffenden Gesellschaft, ausgewiesen.

Die Forderungen gegen verbundene Unternehmen betreffen den Finanz-und Geschäftsverkehr. Darin sind Liquiditätsanlagen bei der DaimlerChrysler AG in Höhe von T€ 23.218 (i.V. T€ 311.021) enthalten.

(7) Sonstige Vermögensgegenstände

in T-Euro	31.12.2003		31.12.2002	
Ansprüche gegenüber:				
Finanzamt		3.838		747
Belegschaft		676		1.251
Lieferanten		7.853		8.378
Anderen		8.128		3.003
Summe sonstige Vermögensgegenstände		20.495		13.379
— davon Restlaufzeit von mehr als 1 Jahr	438		441	

Die Ansprüche gegenüber dem Finanzamt, die eine Restlaufzeit von weniger als einem Jahr haben, betreffen im wesentlichen Ertragsteuervorauszahlungen und Vorsteuer.

(8) Zahlungsmittel

in T-Euro	31.12.2003	31.12.2002
Schecks, Kassenbestand, Bundesbankguthaben	34	997
Guthaben bei Kreditinstituten	4.599	13.249
Summe Zahlungsmittel	4.633	14.246

(9) Rechnungsabgrenzungsposten und Latente Steuern

in T-Euro	31.12.2003	31.12.2002
Rechnungsabgrenzungsposten	5.924	3.610
Latente Steuern	61	0
Summe Rechnungsabgrenzung und Latente Steuern	5.985	3.610

(10) Gezeichnetes Kapital

Der Betrag entspricht dem Stammkapital der MTU Aero Engines GmbH, das gegenüber dem Vorjahr unverändert ist.

(11) Kapitalrücklage

Die Kapitalrücklage wurde am Ende des Jahres aufgelöst und ausgeschüttet.

(12) Gewinnrücklagen

Die Gewinnrücklagen beinhalten die Werte der MTU Aero Engines GmbH sowie den Unterschied zwischen den Buchwerten und dem Eigenkapital der Tochtergesellschaften der im Rahmen der Kapitalkonsolidierung entsteht. Die Gewinnrücklagen enthalten auch die Bilanzgewinne und Bilanzverluste der konsolidierten Tochterunternehmen. Weiterhin sind hier Anpassungen aus den anderen ergebniswirksamen Konsolidierungsvorgängen subsumiert. Gesetzliche Rücklagen gemäß § 29 Absatz 4 GmbHG, die aus einer Neubewertung bestimmter Aktiva in 1987 stammen, sind mit T€ 2.281 (i.V. T€ 2.281) enthalten.

in T-Euro	31.12.2003	31.12.2002
Gesetzliche Rücklagen	2.281	2.281
Übrige Gewinnrücklagen	-504.199	-24.561
Summe Gewinnrücklagen	-501.918	-22.280

(13) Rückstellungen für Pensionen

in T-Euro	31.12.2003		31.12.2002	
Eigentliche Pensionsrückstellungen		246.964		227.497
— mit einer Restlaufzeit von 1 Jahr	10.600		10.419	
Ruhe- und Versorgungskapital		8.409		6.678
— mit einer Restlaufzeit von 1 Jahr	342		136	
Übrige Pensionsverpflichtungen		0		478
Summe Rückstellungen für Pensionen	255.373		234.653	
— mit einer Restlaufzeit von 1 Jahr	10.942		10.555	

Die mittelbare Pensionsverpflichtung aus der Unterdeckung der MTU München Unterstützungskasse GmbH (München) in Höhe von T€ 13.334 (i.V. T€ 12.140) ist nicht passiviert.

(14) Übrige Rückstellungen

in T-Euro	31.12.2003	31.12.2002
Steuerrückstellungen	1.141	1.047
Rückstellungen für latente Steuern	0	56
Sonstige Rückstellungen	595.559	690.648
Summe übrige Rückstellungen	596.700	691.751

Die Steuerrückstellungen betreffen noch nicht entgültig veranlagte Steuern.

Die latenten Steuern in 2002 stammen aus ergebniswirksamen Konsolidierungsvorgängen.

Die sonstigen Rückstellungen beziehen sich auf Risiken im Auftragsbestand, Haftungs-und Prozessrisiken, Gewährleistungs- und Programrisken und Verpflichtungen aus dem Personalbereich.

Sonstige Rückstellungen

in T-Euro	31.12.2003	31.12.2002
Risken im Auftragsgestand	477.369	502.074
Fehlende Selbstkosten bereits abgerechneter Aufträge	44.950	77.768
Personalverpflichtungen	43.880	49.132
Gewährleistungen	8.156	10.020
Haftungs- und Prozeßrisiken	5.311	24.981
Restrukturierungskosten	4.579	199
Erlösschmälerungen	3.941	14.861
Kosten Jahresabschluss	2.727	2.716
Unterlassene Instandhaltung, die im ersten Quartal des Folgejahres ausgeführt wird	1.246	2.270
Währungsrisiken	0	5.847
Umweltschutzrisiken	0	363
Übrige sonstige Rückstellungen	3.400	417
Summe sonstige Rückstellungen	595.559	690.648

In den Personalverpflichtungen sind Rückstellungen für Altersteilzeit in Höhe von T€ 18.508 (i.V. T€ 17.849) und für Aktienorientierte Vergütung in Höhe T€ 224 (i.V. T€ 134) enthalten.

(15) Erhaltene Anzahlungen auf Bestellungen

(16) Finanzverbindlichkeiten

(17) Verbindlichkeiten aus Lieferungen und Leistungen

(18) Übrige Verbindlichkeiten

in T-Euro	31.12.2003		31.12.2002	
Erhaltene Anzahlungen auf Bestellungen		34		69.970
— davon Restlaufzeit bis 1 Jahr	34		69.970	
Finanzverbindlichkeiten		12.171		11.974
— davon Restlaufzeit bis 1 Jahr	159		0	
zwischen 1 und 5 Jahren	0		191	
mehr als 5 Jahre	12.012		11.783	
Verbindlichkeiten aus Lieferungen und Leistungen		179.608		207.161
— davon Restlaufzeit bis 1 Jahr	178.827		206.184	
zwischen 1 und 5 Jahren	781		977	
Übrige Verbindlichkeiten				
Verbindlichkeiten gegenüber verbundenen Unternehmen		19.071		45.187
— davon Restlaufzeit bis 1 Jahr	19.071		45.187	
— davon gegenüber Gesellschafter	124		0	
Verbindlichkeiten gegenüber Unternehmen, mit denen eine Beteiligungsverhältnis besteht		52.097		45.315
— davon Restlaufzeit bis 1 Jahr	52.097		45.315	
Sonstige Verbindlichkeiten		92.181		85.105
— davon Restlaufzeit bis 1 Jahr	87.990		81.656	
zwischen 1 und 5 Jahren	1.671		914	
mehr als 5 Jahre	2.520		2.535	
— davon aus Steuern	14.761		5.917	
— davon im Rahmen der sozialen Sicherheit	22.528		11.804	
Summe übrige Verbindlichkeiten		163.349		175.607
Summe Verbindlichkeiten		355.162		464.712
— davon Restlaufzeit bis 1 Jahr	338.178		448.312	
zwischen 1 und 5 Jahren	2.452		2.082	
mehr als 5 Jahre	14.532		14.318	

Die erhaltenen Anzahlungen auf Bestellungen im Vorjahr betreffen hauptsächlich die Projektgesellschaft EUROJET Turbo GmbH, München.

Die Verbindlichkeiten gegenüber verbundenen Unternehmen resultieren aus den Finanz-und Geschäftsverkehr. Darin sind kurzfristige Finanzverbindlichkeiten bei ausländischen Finanz-Holdings der DaimlerChrysler Gruppe in Höhe von T€ 10.530 (i.V. T€ 35.831) enthalten.

Verbindlichkeiten gegenüber Beteiligungsunternehmen stellen hauptsächlich Verpflichtungen gegenüber Projektgesellschaften dar.

Für weitere Information zu den "Beziehungen zu nahe stehenden Personen" verweisen wir auf die Angaben am Ende dieser Erläuterungen.

In den sonstigen Verbindlichkeiten sind vorwiegend Personalverpflichtungen (aus Urlaub und Gleitzeitguthaben der Mitarbeiter [T€ 27.663; i.V. T€ 39.275], aus Altersteilzeit [T€ 12.854; i.V. T€ 11.625]) und Verbindlichkeiten im Rahmen der sozialen Sicherheit (T€ 22.528; i.V. T€ 11.804) bilanziert.

Haftungsverhältnisse

Haftungen der Gruppe zum 31. Dezember 2003 bestehen mit T€ 128.000 (i.V. T€ 324.456) und beziehen sich vorwiegend auf Risk and Revenue Sharing Verträge.

Haftungen aus Risk and Revenue Sharing Verträgen

in T-Euro	31.12.2003 Brutto	31.12.2003 Netto	31.12.2002 Brutto	31.12.2002 Netto
GE	31.032	29.480	57.148	49.997
IAE	39.129	37.622	47.558	40.354
PWA	19.315	18.350	199.943	189.945
Summe	89.476	85.452	304.649	280.296

Der Bruttowert ist der Gesamthaftungsbetrag, während der Nettobetrag um die dafür bilanzierten Rückstellungen reduziert wurde.

Bei der MTU Aero Engines GmbH bestehen für militärische und zivile Kooperationsprogramme nicht valutierbare Vertragsdurchführungsgarantien.

Sonstige finanzielle Verpflichtungen

Die sonstigen finanziellen Verpflichtungen aus Miet- und Leasingverträgen belaufen sich auf T€ 102.324 (i.V. T€ 90.104), wovon T€ 19.032 (i.V. T€ 2.706) auf verbundene Unternehmen entfallen.

Miet- und Leasing-Verpflichtungen zum 31.12.2003 fällig in:

in T-Euro	
2004	11.640
2005	11.582
2006	10.450
2007	8.538
2008	11.829
nach 2008	48.285
Summe Miet- und Leasingverpflichtungen	102.324
davon gegenuber verbundenen Unternehmen	19.032

Die sonstigen finanziellen Verpflichtungen aus dem Bestellobligo für Investitionen bewegen sich im geschäftsüblichen Rahmen.

Erläuterungen zur Konzern-Gewinn- und Verlustrechnung

(19) Umsatzerlöse

Umsatzerlöse aus Lieferungen und Leistungen

in M-Euro	2003	2002
Lieferungen	1.153	1.379
Dienstleistungen	787	918
Summe Umsatzerlöse	1.940	2.297
Umsatzerlöse nach Geschäftsbereichen		
Zivilgeschäft	920	1.142
Behördengeschäft	447	461
Zivile Instandsetzung	573	694
Umsatzerlöse nach Regionen		
Inland	445	425
Ausland	1.495	1.872
Umsatzerlöse nach Region Ausland		
Übrige EU Länder	239	236
Übriges Europa	9	17
Nordamerika	1.040	1.424
Asien	151	154
Afrika	8	5
Übrige Länder	48	36

Umsatzerlöse nach Hauptkunden

%	2003	2002
Pratt & Whittney Aircraft, USA	14,9%	16,6%
Pratt & Whitney Canada, Kanada	2,5%	4,3%
General Electric Co., USA	14,6%	17,5%
IAE International Aero Engines AG, Schweiz	11,5%	10,4%
EUROJET Turbo GmbH, Deutschland	8,7%	8,1%
Turbo-Union Ltd., Großbritannien	9,7%	8,7%
Summe	61,9%	65,6%

Kein anderer Kunde hat im Berichtsjahr 5% oder mehr Anteil am MTU Umsatz. Wir erwarten, dass ein wesentlicher Teil der zukünftigen Umsätze weiterhin mit diesen Kunden erwirtschaftet wird und weisen darauf hin, dass eine substantielle Reduzierung von Bestellungen eines dieser Kunden grundlegend nachteilig auf das operative Ergebnis und die wirtschaftliche Lage der MTU wirken könnte.

(20) Umsatzkosten

in T-Euro	2003	2002
Materialaufwand	1.206.265	1.293.195
Personalaufwand	447.690	444.828
Abschreibungen	59.990	52.817
Übrige Umsatzkosten	-14.164	189.418
Summe Umsatzkosten	1.699.781	1.980.258

(21) Vertriebskosten

in T-Euro	2003	2002
Materialaufwand	16.308	9.506
Personalaufwand	47.129	40.316
Abschreibungen	379	1.289
Übrige Vertriebskosten	17.573	22.593
Summe Vertriebskosten	81.389	73.704

(22) Allgemeine Verwaltungskosten

in T-Euro	2003	2002
Personalaufwand	25.320	25.928
Abschreibungen	745	1.230
Übrige Verwaltungskosten	23.445	17.411
Summe allgemeine Verwaltungskosten	49.510	44.569

(23) Sonstige betriebliche Erträge

in T-Euro	2003	2002
Veränderung der Rückstellung für Kurssicherung	5.847	112.639
Gewinne aus Kurssicherungen	49.481	6.781
Laufende Währungsgewinne	23.940	35.354
Übrige sonstige betriebliche Erträge	19.865	15.378
Summe sonstige betriebliche Erträge	99.133	170.152

Die übrigen sonstige betriebliche Erträge enthalten hauptsächlich Erträge aus der Auflösung von Rückstellungen und Zahlungen von Versicherungen zum Ausgleich für Schäden.

(24) Sonstige betriebliche Aufwendungen

in T-Euro	2003	2002
Verluste aus Kurssicherungen	1.603	37.064
Laufende Währungsverluste	84.466	83.512
Übrige sonstige betriebliche Aufwendungen	7.708	5.428
Summe sonstige betriebliche Aufwendungen	93.777	126.004

(25) Finanzergebnis

Beteiligungsergebnis

in T-Euro	2003		2002	
Erträge aus Gewinnabführung		1.397		691
Erträge aus Steuerumlagen		210		443
Erträge von verbundenen und assoziierten Unternehmen sowie Beteiligungen		612		3.154
— davon aus verbundenen Unternehmen	462		3.000	
Verluste von assoziierten Unternehmen		8.878		3.256
		-6.659		1.032
Zinsergebnis				
Erträge aus Ausleihungen des Finanzanlagevermögens		31		20
Sonstige Zinsen und ähnliche Erträge		9.854		18.836
—davon aus verbundenen Unternehmen	8.528		15.646	
Sonstige Zinsen und ähnliche Aufwendungen		4.660		4.452
—davon an verbundene Unternehmen	3.549		3.417	
		5.225		14.404
Übriges Finanzergebnis				
Abschreibungen auf Wertpapiere		0		1.467
Verluste aus dem Abgang von Gegenständen des Finanzanlagevermögens		355		0
Sonstige Finanzaufwendungen		262		0
Gewinne aus dem Abgang von Gegenständen des Finanzanlagevermögens		185		162
Erträge aus Zuschreibungen zu Vermögens gegenständen des Finanzanlagevermögens		992		17
Sonstige Finanzerträge		106		297
		666		-991
Summe Finanzergebnis		-768		14.445

Die Erträge aus Gewinnabführung betreffen die MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, München, T € 1.397 (i.V. T€ 640).

Die Erträge aus Steuerumlagen stammen von der MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, München, T € 210 (i.V. T€ 443).

Die Erträge von verbundenen und assoziierten Unternehmen sowie Beteiligungen entfallen zum größten Teil auf die DaimlerChrysler "Retura" Beteiligungsverwaltungsgesellschaft mit beschränkter Haftung, Stuttgart, T€ 462 (T€ 3.462 Dividende und T€ 3.000 Aufwand aus der Equitybewertung) (i.V. T€ 3.000 Erträge aus der Equitybewertung) and EUROJET Turbo GmbH, München, T€ 132 (i.V. T€ 132).

Die Verluste von assoziierten Unternehmen resultieren aus den Equitybewertungen der Gesellschaften MTU Maintenance Zhuhai Co. Ltd., Zhuhai, und Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde.

Zuschreibungen zu Wertpapieren, die zur Absicherung der kanadischen Pensionsverpflichtungen gehalten werden, konnten vorgenommen werden, da der Kurswert der Papiere gestiegen ist.

(26) Außerordentliche Erträge

Die außerordentlichen Erträge betreffen hauptsächlich den Gewinn aus der Verschmelzung der MTU Beteiligungsgesellschaft mbH, München, mit der MTU Aero Engines GmbH, München.

(27) Steuern vom Einkommen und vom Ertrag

in T-Euro	2003	2002
Ertragssteuern	49.587	59.674
Latente Steuern	-127	65
Summe Steuern vom Einkommen und vom Ertrag	49.460	59.739

(28) Ergebnisverwendung

Aufgrund des Ergebnisabführungsvertrages in der Fassung vom 21. Dezember 2000 wurde der Überschuss vor Ergebnisabführung der MTU-M in Höhe von T€ 535.124 (i.V. T€ 220.098) an die DaimlerChrysler Luft- und Raumfahrt Holding AG (München) abgeführt.

Zusätzliche Informationen zum operativen Konzernergebnis

In Fortsetzung der letztjährigen Berichterstattung zeigen wir hier eine Überleitung vom Ergebnis der gewöhnlichen Geschäftstätigkeit zum Ergebnis vor Zinsen und Steuern (EBIT) und zum Ergebnis vor Zinsen, Steuern und Abschreibungen (EBITDA) für die beiden, am 31. Dezember endenden Geschäftsjahre:

in T-Euro	2003	2002
Ergebnis der gewöhnlichen Geschäftstätigkeit	113.890	256.923
– Zinsergebnis	-5.225	-14.404
= EBIT	108.665	242.519
+ Abschreibungen	62.010	56.724
= EBITDA	170.675	299.243
+ Restukturierungsaufwand	31.164	11.283
= **Bereinigtes EBITDA**	201.839	310.526

Im Berichtszeitraum wurde das EBITDA maßgeblich von Vorgängen beeinflusst, die eigentlich nicht zum normalen Betrieb gehören, die jedoch gemäß § 277 (4) HGB keine außerordentlichen Vorgänge sind. Zu unserem operativen Ergebnis geben wir deshalb folgende Ergänzungen:

Aufgrund anhaltender Verluste seit der Gründung in 1998 hat MTU-Canada in 2002 ein Restrukturierungsprogramm zur Reduzierung des Geschäftsumfanges aufgelegt. Die damit zusammenhängenden Kosten in Höhe von T€ 7.365 (i.V. T€ 10.052) wirken sich in Abwertungen der Vorräte (T€ 2.799), Wertberichtigungen der Forderungen (T€ 975), Aufwendungen für den Personalabbau (T€ 1.066) und anderen Aufwendungen (T€ 2.525) aus.

MTU Aero Engines GmbH verzeichnete Aufwendungen von T€ 23.799 (i.V. T€ 1.231) für die Reduzierung der Belegschaft.

Diese Restrukturierungskosten sind in den Umsatzkosten (T€ 20.589), Vertriebskosten (T€ 6.483) und allgemeinen Verwaltungskosten (T€ 4.092) enthalten.

Aufgrund der Veränderung des USD/EUR Wechselkurses sind bei MTU bedeutende Währungsverluste von T€ 27.571 aus der Umbewertung der US-Dollar-Bestände angefallen. Diese sind als sonstige betriebliche Aufwendungen (T€ 27.571; i.V. T€ 14.044) ausgewiesen.

Sonstige Angaben

Personalaufwand

in T-Euro	2003		2002	
Löhne und Gehälter		416.462		402.265
Soziale Abgaben und Aufwendungen für Altersversorgung und Unterstützung		109.466		97.660
—davon für Altersversorgung	31.436		29.890	
Summe Personalaufwand		525.928		499.925

Beschäftigte

	Anzahl Durchschnitt für 2003	31. Dez. 2003	Anzahl Durchschnitt für 2002	31. Dez. 2002
Arbeiter	3.589	3.396	3.804	3.731
Angestellte	4.236	4.167	4.049	4.228
Auszubildende / Praktikanten	410	449	358	417
Summe Beschäftigte	8.235	8.012	8.211	8.376

Materialaufwand

in T-Euro	2003	2002
Aufwendungen für Roh-, Hilfs- und Betriebsstoffe	541.770	594.037
Aufwendungen für bezogene Leistungen	640.806	717.441
Summe Materialaufwand	1.182.576	1.311.478

Sonstige Steuern

in T-Euro	2003		2002	
Aufwendungen für sonstige Steuern		1.181		1.228
—davon periodenfremd	7		26	

Auftragseingang

	2003		2002	
Geschäftsbereiche	Mio. €	%	Mio. €	%
Zivilgeschäft	1.397	49,55	1.233	55,72
Militärgeschäft	867	30,76	274	12,38
Zivile Instandsetzung	555	19,69	706	31,90
Summe Auftragseingang	2.819	100,00	2.213	100,00

Beziehungen zu nahe stehenden Personen

Forderungen gegen Beteiligungen und assoziierte Unternehmen

in T-Euro	2003	2002
Turbo Union Ltd.	31.870	35.701
EUROJET Turbo GmbH	28.951	15.967
MTU Maintenance Zhuhai Co. Ltd.	4.404	1.260
MTU-Turbomeca Rolls-Royce GmbH	3.735	533
Airfoil Services Sdn. Bhd.	1.406	0
EPI Europrop International GmbH	683	0
Summe Forderungen gegen Beteiligungen und assoziierte Unternehmen	71.049	53.461

Verbindlichkeiten gegenüber Beteiligungen und assoziierten Unternehmen

in T-Euro	2003	2002
IAE International Aero Engines AG	39.043	44.838
Pratt & Whitney Canada Customer Service Centre Europe GmbH	13.053	477
Ceramic Coating Centre	1	0
Summe Verbindlichkeiten gegenüber Beteili- gungen und assoziierten Unternehmen	52.097	45.315

Die Forderungen gegen Beteiligungen und assoziierte Unternehmen betreffen hauptsächlich den Liefer- und Leistungsverkehr.

Geschäftsvorfälle mit DaimlerChrysler und dessen verbundene Unternehmen

MTU war das ganze Jahr 2003 in das DaimlerChrysler Cash-Pooling-System eingebunden. Andere Geschäftsvorfälle mit DaimlerChrysler Gesellschaften sind nicht wesentlich. MTU erhält und vollbringt Dienstleistungen von und für DaimlerChrysler und dessen verbundene Unternehmen für Verwaltung, Datenverarbeitung, Personalwirtschaft, Instandhaltung, Sicherheit sowie wirtschaftliche und rechtliche Fragestellungen.

Anteilsbesitz

MTU hält zum 31.Dezember 2003 wesentliche Anteile an folgenden Gesellschaften:

Name und Sitz der Gesellschaft	Anteil am Kapital (%)	Eigenkapital 31. Dez. 2003 T€	Ergebnis 2003 T€
Verbundene Unternehmen			
MTU München Unterstützungskasse GmbH, München	100,0	6.392	-593
Assoziierte Unternehmen			
Airfoil Services Sdn. Bhd., Shah Alam(*)	50,0	1.972	-86
MTU Maintenance Zhuhai Co.Ltd., Zhuhai(*)	50,0	37.731	-16.976
Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde	50,0	5.578	-4.648

(*) *Das Eigenkapital wurde zum Stichtagskurs 31.12.2003, das Ergebnis mit dem Durchschnittskurs für 2003 umgerechnet.*

Veröffentlichung der Einzelabschlüsse

Die Einzelabschlüsse 2003 der deutschen, konsolidierten Gesellschaften mit einem Ergebnisabführungsvertrag mit der MTU Aero Engines GmbH werden, gemäß § 264 (3) HGB, nicht veröffentlicht.

Organe

Die Geschäftsführung der MTU-M erhält Gesamtbezüge in Höhe von 1.819 T-Euro. Die Vergütungen des Aufsichtsrats betragen 79 T-Euro. Die Gesamtbezüge ehemaliger Geschäftsführer und ihrer Hinterbliebenen belaufen sich auf 710 T-Euro. Für die Pensionsverpflichtungen gegenüber ehemaligen Geschäftsführern und ihren Hinterbliebenen sind insgesamt 7.216 T-Euro zurückgestellt (enthalten in den Rückstellungen für Pensionen).

Mitglieder der Geschäftsführung:

Dr. Klaus Steffens (Vorsitzender)	München
Dr. Rudolf Müller (bis 26. Januar 2004) (Personal)	München
Dr. Michael Süß (Technik)	München
Reiner Winkler (Finanzen)	München

Mitglieder des Aufsichtsrats:

Dr. rer. pol. Manfred Bischoff (Vorsitzender) Deligierter der DaimlerChrysler AG für Luft- und Raumfahrt	Starnberg
Günter Sroka (stellvertretender Vorsitzender)(*) Vorsitzender des Betriebsrats der MTU Aero Engines GmbH	Dachau
Harald Flassbeck(*) Erster Bevollmächtigter der IG Metall Verwaltungsstelle München	Unterhaching
Herbert Kauffmann Leiter Konzerncontrolling/-rechnungswesen der DaimlerChrysler AG	Stuttgart
Michael Keller(*) Dipl.Ing (FH)	Aindling
Dr. Edgar Krökel Vice President Mergers & Acquisition der DaimlerChrysler AG	Stuttgart
Prof. Dr. rer. nat. Walter Kröll Präsident der Helmholz-Gemeinschaft Deutscher Forschungszentren	Köln
Josef Mailer(*) Flugtriebwerkmechaniker	Dachau
Dr. rer. pol. Klaus Mehrens(*) Bezirksleiter der IG Metall Frankfurt / Main	Frankfurt
Karl Trautmann(*) Stellvertretender Betriebsratsvorsitzender der MTU Aero Engines GmbH	Dachau
Prof. Klaus-Dieter Vöhringer Vorstand Forschung & Technologie der DaimlerChrysler AG	Stuttgart
Dr. Sigmar Wittig Vorstandsvorsitzender der DLR Deutsches Zentrum für Luft- und Raumfahrt	Köln

(*) *Arbeitnehmervertreter.*

München, den 27. Januar 2004

Dr. Steffens	Dr. Süß	Winkler

BESTÄTIGUNGSVERMERK DES ABSCHLUSSPRÜFERS

Wir haben den von der MTU Aero Engines GmbH, München, aufgestellten Konzernabschluss und den Konzernlagebericht für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2003 geprüft. Die Aufstellung von Konzernabschluss und Konzernlagebericht nach den deutschen handelsrechtlichen Vorschriften liegt in der Verantwortung der Geschäftsführung der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Konzernabschluss und den Konzernlagebericht abzugeben.

Wir haben unsere Konzernabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Konzernabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Konzernlagebericht vermittelten Bildes der Vermögens-, Finanz-und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Konzernabschluss und Konzernlagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der Jahresabschlüsse der in den Konzernabschluss einbezogenen Unternehmen, der Abgrenzung des Konsolidierungskreises, der angewandten Bilanzierungs- und Konsolidierungsgrundsätze und der wesentlichen Einschätzung den der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses und des Konzernlageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Konzernabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns. Der Konzernlagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage des Konzerns und stellt die Risiken der künftigen Entwicklung zutreffend dar.

München, den 28. Januar 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Höfer	Harrieder
Wirtschaftsprüfer	Wirtschaftsprüfer

[Diese Seite wurde absichtlich freigelassen]

Konzernabschluss
zum 31. Dezember 2002
(geprüft)

erstellt nach
HGB

**MTU Aero Engines GmbH,
München**

MTU Aero Engines GmbH

KONZERN—GEWINN- UND VERLUSTRECHNUNG

in T-Euro	*Anhang*	**2002**	**2001**
Umsatzerlöse	(21)	2.296.861	2.516.929
Umsatzkosten	(22)	1.980.258	2.262.515
Bruttoergebnis vom Umsatz		316.603	254.414
Vertriebskosten	(23)	73.704	58.236
Allgemeine Verwaltungskosten	(24)	44.569	39.125
Sonstige betriebliche Erträge	(25)	170.152	100.418
Sonstige betriebliche Aufwendungen	(26)	126.004	154.077
Finanzergebnis	(27)	14.445	36.801
Ergebnis der gewöhnlichen Geschäftstätigkeit		256.923	140.195
Außerordentliche Erträge	(28)	0	249.621
Außerordentliche Aufwendungen	(28)	0	164.866
Außerordentliches Ergebnis		0	84.755
Steuern vom Einkommen und vom Ertrag	(29)	59.739	97.912
Auf konzernfremde Gesellschafter entfallender Verlust		0	2.410
Überschuss vor Ergebnisabführung		197.184	129.448
Aufwendungen aufgrund eines Ergebnisabführungsvertrages	(30)	220.098	157.755
Fehlbetrag nach Ergebnisabführung		-22.914	-28.307
Währungsdifferenzen		3.054	5
Entnahmen aus den Gewinnrücklagen		19.860	28.302
Bilanzgewinn der MTU Aero Engines		0	0

MTU Aero Engines GmbH

KONZERNBILANZ

in T-Euro	Anhang	Stand am 31.12.2002		Stand am 31.12.2001
AKTIVA				
Anlagevermögen				
Immaterielle Vermögensgegenstände	(1)	54.380		16.481
Sachanlagen	(2)	208.348		211.874
Finanzanlagen	(3)	281.995		275.940
			544.723	504.295
Umlaufvermögen				
Vorräte	(4)	445.099		549.292
Erhaltene Anzahlungen	(5)	-255.129		-252.912
		189.970		296.380
Forderungen	(6)	696.548		801.207
Sonstige Vermögensgegenstände	(7)	13.379		50.665
Zahlungsmittel	(8)	14.246		30.223
			914.143	1.178.475
Rechnungsabgrenzungsposten und Latente Steuern	(9)		3.610	4.156
			1.462.476	1.686.926
PASSIVA				
Eigenkapital				
Gezeichnetes Kapital	(10)	80.068		80.068
Kapitalrücklage	(11)	13.559		13.559
Gewinnrücklagen	(12),(13)	-22.280		9.458
			71.347	103.085
Rückstellungen				
Rückstellungen für Pensionen	(14)	234.653		216.024
Übrige Rückstellungen	(15)	691.751		817.239
			926.404	1.033.263
Verbindlichkeiten				
Erhaltene Anzahlungen auf Bestellungen	(16)	69.970		0
Finanzverbindlichkeiten	(17)	11.974		16.297
Verbindlichkeiten aus Lieferungen und Leistungen	(18)	207.161		311.455
Übrige Verbindlichkeiten	(19)	175.607		222.813
			464.712	550.565
Rechnungsabgrenzungsposten	(20)		13	13
			1.462.476	1.686.926

MTU Aero Engines GmbH

KONZERN—EIGENKAPITAL

in T-Euro	Gezeichnetes Kapital	Kapital-rücklage	Gewinn-rücklagen	Eigen-kapital MTU	Fremd-anteile	Eigen-kapital gesamt
Bilanzwert zum 1. Januar 2001	80.068	13.559	35.587	129.214	2.393	131.607
Ergebnisabführung			-157.755	-157.755		-157.755
Währungsveränderungen			2.178	2.178	17	2.195
Ergebnis			129.448	129.448	-2.410	127.038
Bilanzwert zum 31. Dezember 2001	80.068	13.559	9.458	103.085	0	103.085
Ergebnisabführung			-220.098	-220.098		-220.098
Währungsveränderungen			-8.824	-8.824		-8.824
Ergebnis			197.184	197.184		197.184
Bilanzwert zum 31. Dezember 2002	80.068	13.559	-22.280	71.347	0	71.347

MTU Aero Engines GmbH

KONZERN—CASH FLOW

in T-Euro	2002		2001	
Überschuß vor Ergebnisabführung (vor außerordentlichen Posten)		197.184		44.693
Auf konzernfremde Gesellschafter entfallender Verlust		0		-2.410
Zahlungsunwirksame Aufwendungen und Erträge		-48.427		145.056
Ab -/ Zuschreibungen auf Gegenstände des Anlagevermögens	58.174		59.272	
Gewinne / Verluste von assoziierten Unternehmen	256		516	
Veränderung der Pensionsrückstellungen	18.629		11.961	
Veränderung der übrigen Rückstellungen	-125.488		73.309	
Veränderung der aktiven latenten Steuern	2		-2	
Gewinne / Verluste aus dem Abgang von Anlagevermögen		-1.010		-3.988
Veränderungen des Umlaufvermögens und der Verbindlichkeiten (soweit nicht dem Finanzbereich zuordenbar)		74.448		-67.420
Vorräte	106.410		-50.063	
Forderungen (außer Finanzforderungen)	41.439		-80.546	
Verbindlichkeiten (außer Finanzverbindlichkeiten)	-73.401		63.189	
Außerordentliche Erträge (Retura)		0		249.621
Cash flow aus laufender Geschäftstätigkeit		222.195		365.552
Zugänge zu Sachanlagen und immateriellen Vermögensgegenständen	-102.732		-100.955	
Zugänge zu Finanzanlagen	-16.305		-24.196	
Erlöse aus Anlagenabgängen	13.144		13.702	
Rückzahlungen von Ausleihungen	708		410	
Cash flow aus Investitionstätigkeit		-105.185		-111.039
Veränderung der Finanzverbindlichkeiten	-4.323		-728	
Ergebnisabführung	-220.098		-157.755	
Wechselkursänderungen	5.185		1.230	
Veränderung des Konsolidierungskreises	-6.672		0	
Cash flow aus Finanztätigkeit		-225.908		-157.253
Cash flow		-108.898		97.260
Finanzmittel am Jahresanfang		398.334		301.074
Finanzmittel am Jahresende		289.436		398.334
Finanzmittel		289.436		398.334
Zahlungsmittel	14.246		30.223	
Liquiditätsanlagen bei DCAG	311.021		412.071	
Kurzfristige Finanzverbindlichkeiten DCX	-35.831		-43.960	

MTU Aero Engines GmbH

KONZERN—ANLAGEVERMÖGEN

in T-Euro	Anschaffungs -/ Herstellungskosten 1.1.2002	Währungs-änderungen	Anderung Konsolidie-rungskreis	Zugänge	Umbu-chungen	Abgänge	31.12.2002	Abschreibungen 1.1.2002	Währungs-änderungen	Anderung Konsolidie-rungskreis	Zugänge	Zuschrei-bungen	Abgänge	31.12.2002	Buchwerte* 31.12.2002	31.12.2001
Immaterielle Vermögensgegenstände																
Nutzungsrechte und Lizenzen	23.335	-2.663	9.478	31.990	37	1.025	61.152	7.332	-796	2.081	4.117	0	1.028	11.706	49.446	16.003
Firmenwerte	0	0	0	5.186	0	0	5.186	0	0	0	252	0	0	252	4.934	0
Geleistete Anzahlungen	478	4	0	0	0	482	0	0	0	0	0	0	0	0	0	478
	23.813	-2.659	9.478	37.176	37	1.507	66.338	7.332	-796	2.081	4.369	0	1.028	11.958	54.380	16.481
Sachanlagen																
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	222.871	-1.071	-10.477	2.295	596	1.215	212.999	149.927	-120	-9.717	4.604	0	728	143.966	69.033	72.944
Technische Anlagen und Maschinen	402.112	-4.203	0	26.423	11.360	24.075	411.617	321.672	-957	0	26.462	0	14.049	333.128	78.489	80.440
Andere Anlagen, Betriebs- und Geschäftsausstattung	229.372	-888	995	19.155	5.292	39.019	214.907	192.208	-383	449	21.289	0	38.685	174.878	40.029	37.164
Geleistete Anzahlungen und Anlagen im Bau	21.326	-123		17.683	-17.285	804	20.797	0	0	0	0	0	0	0	20.797	21.326
	875.681	-6.285	-9.482	65.556	-37	65.113	860.320	663.807	-1.460	-9.268	52.355	0	53.462	651.972	208.348	211.874
Finanzanlagen																
Anteile an verbundenen Unternehmen	395.652	0	0	3.149	51	0	398.852	164.892	0	0	0	0	0	164.892	233.960	230.760
Ausleihungen an verbundene Unternehmen	282	0	0	0	0	0	282	69	0	0	0	0	0	69	213	213
Beteiligungen	1.082	0	-511	39	-51	4	555	0	0	0	0	0	0	0	555	1.082
Ausleihungen an Beteiligungen	0	0	0	3.906	0	0	3.906	0	0	0	0	0	0	0	3.906	0
Anteile an assoziierten Unternehmen	29.051	-5.398	0	11.417	0	3.256	31.814	0	0	0	0	0	0	0	31.814	29.051
Wertpapiere des Anlagevermögens	14.699	-2.075	0	0	0	0	12.624	810	-152	0	1.467	0	0	2.125	10.499	13.889
Sonstige Ausleihungen	1.200	0	0	794	0	750	1.244	255	0	0	0	17	42	196	1.048	945
	441.966	-7.473	-511	19.305	0	4.010	449.277	166.026	-152	0	1.467	17	42	167.282	281.995	275.940
	1.341.460	-16.417	-515	122.037	0	70.630	1.375.935	837.165	-2.408	-7.187	58.191	17	54.532	831.212	544.723	504.295

(*) *Währungsumrechnung mit Kursen am jeweiligen Bilanzstichtag.*

Grundlagen und Methoden

Der Konzernabschluss der MTU Aero Engines GmbH, bestehend aus der Konzernbilanz, der Konzern-Gewinn- und Verlustrechnung, der Entwicklung des Eigenkapitals sowie dem Konzern-Cash-Flow wird nach handelsrechtlichen Rechnungslegungsvorschriften aufgestellt und in Tausend Euro (T€) ausgewiesen, mit Ausnahme der Erläuterungen zu den Umsatzerlösen, die in Millionen Euro (M€) dargestellt werden. Die in der Bilanz und in der Gewinn- und Verlustrechnung zusammengefassten Posten sind im Anhang gesondert aufgeführt und erläutert.

Bilanzierung und Bewertung

Die Bilanzierungs- und Bewertungsmethoden haben wir im Berichtsjahr unverändert beibehalten. Vermögensgegenstände und Schulden im konsolidierten Abschluss sind, soweit gleiche Sachverhalte im Konzern vorliegen, einheitlich wie bei der Obergesellschaft bewertet.

Immaterielle Vermögensgegenstände werden zu Anschaffungskosten bewertet und planmäßig über die jeweilige Nutzungsdauer abgeschrieben. Firmenwerte aus der Kapitalkonsolidierung, die aus der Erweiterung des Konzerns stammen, werden linear über 15 Jahre abgeschrieben.

Sachanlagen werden zunächst mit den Anschaffungs- oder Herstellungskosten bewertet. Die Herstellungskosten selbsterstellter Anlagen umfassen die zurechenbaren Material- und Fertigungsgemeinkosten einschließlich Abschreibungen. Erhaltungsaufwendungen werden im Jahr des Anfalls aufwandswirksam verrechnet. Sachanlagen gehen aus der konsolidierten Bilanz ab, wenn sie außer Gebrauch genommen werden.

Sachanlagen werden gemäß den steuerlich zulässigen Nutzungsdauern abgeschrieben. Die Abschreibung beginnt mit der Betriebsbereitschaft des Wirtschaftsgutes.

Die planmäßigen Abschreibungen auf Sachanlagen basieren auf folgenden Nutzungsdauern:

	%	Jahre
Gebäude	2%–4%	25–50
Leichtbauten	10%	10
Grundstückseinrichtungen	5%–10%	10–20
Maschinen und technische Anlagen	10%–20%	5–10
Betriebs- und Geschäftsausstattung	6%–33%	3–15

Abschreibungen auf Gebäude werden mit den steuerlich höchstzulässigen Sätzen berechnet.

Mobilien mit einer Nutzungsdauer von 6 Jahren und mehr werden grundsätzlich degressiv abgeschrieben. Wir gehen von der degressiven auf die lineare Abschreibungsmethode über, sobald die gleichmäßige Verteilung des Restbuchwertes auf die verbleibende Nutzungsdauer zu höheren Abschreibungsbeträgen führt.

Die Abschreibungen auf Sachanlagenzugänge in der ersten bzw. in der zweiten Jahreshälfte sind in Anlehnung an die steuerliche Vereinfachungsregel mit vollen bzw. halben anteiligen Jahresraten angesetzt worden. Geringwertige Wirtschaftsgüter mit Anschaffungskosten bis 410,00 Euro werden im Anschaffungsjahr voll abgeschrieben.

Die Bewertung der Anteile an nicht konsolidierten verbundenen Unternehmen, Beteiligungen und anderen Finanzanlagen erfolgt zu Anschaffungskosten oder soweit erforderlich, zu niedrigeren Tageswerten. Unverzinsliche Ausleihungen werden mit ihrem Barwert angesetzt.

Assoziierte Unternehmen werden grundsätzlich at Equity bewertet. Soweit sie jedoch von untergeordneter Bedeutung für die Vermögens-, Finanz- und Ertragslage des Konzerns sind, werden sie mit Anschaffungskosten angesetzt.

Roh-, Hilfs- und Betriebsstoffe werden zu Anschaffungskosten oder zu niedrigeren Tageswerten bewertet, die unfertigen Erzeugnisse zu Herstellungskosten, die neben dem Fertigungsmaterial und den Fertigungslöhnen auch Material- und Fertigungsgemeinkosten einschließlich Abschreibungen umfassen. Erkennbaren Verwertungsrisiken wird durch Abschreibungen oder Rückstellungen Rechnung getragen.

Forderungen, Sonstige Vermögensgegenstände und Zahlungsmittel werden mit dem Nennbetrag angesetzt. Soweit sie unverzinslich sind, werden Forderungen mit einer Laufzeit von über einem Jahr abgezinst. Erkennbare Einzelrisiken und allgemeine Kreditrisiken sind durch entsprechende Wertkorrekturen berücksichtigt. Vorsorgen für Abrechnungsrisiken werden in den Sonstigen Rückstellungen ausgewiesen. Wertaufholungen im Anlage- und Umlaufvermögen werden, soweit erforderlich, vorgenommen.

Rückstellungen für Pensionen der deutschen Konzerngesellschaften werden versicherungsmathematisch nach dem Teilwertverfahren (die der entry age actuarial cost method ähnlich ist) mit einem Rechnungszinsfuß von 6% ermittelt. Pensionsverpflichtungen der ausländischen Konzerngesellschaften werden gemäß US GAAP bzw. Canadian GAAP nach versicherungsmathematischen Regeln bewertet. Nachdem diese Pensionsverpflichtungen im Vergleich zu den inländischen Zusagen unwesentlich sind, haben wir auf eine Umbewertung auf die Teilwertmethode verzichtet.

Steuerrückstellungen und sonstige Rückstellungen sind nach den Grundsätzen vernünftiger kaufmännischer Beurteilung ermittelt. Die Verpflichtungen im Personal-und Sozialbereich werden—soweit sie ratierlich anzusammelnde Zukunftsleistungen betreffen—nach dem Teilwertverfahren und mit einem Zinssatz von 5,5% berechnet.

Rückstellungen werden für Verluste oder Verpflichtungen gebildet, die voraussichtlich eintreten werden, deren Höhe und Zeitpunkt aber noch mit Ungewissheit behaftet ist. Die bilanzierten Beträge stellen Schätzwerte auf Basis der verfügbaren Informationen dar.

Restrukturierungsrückstellungen in Höhe von T€ 199 (i.V. T€ 1.902) betreffen erwartete Aufwendungen bei der MTU Maintenance Canada (i.V. auch MTU Aero Engines GmbH).

Die Bewertung der Verlustvorsorgen für Kurssicherungsgeschäfte basiert auf dem Vergleich der Sicherungskurse mit dem Stichtagsterminkurs.

Verbindlichkeiten sind mit ihren Rückzahlungsbeträgen angesetzt.

Umsatz aus Warenlieferungen wird bei Gefahrenübergang auf den Kunden gebucht; üblicherweise ist dies bei Auslieferung. Eine Ausnahme besteht bei Risk and Revenue Sharing Verträgen ("RRSP"), bei denen der Umsatz mit Auslieferung durch den Kooperationsführer an den Endkunden realisiert wird.

Umsatz aus Dienstleistungen wird bei Fertigstellung und nach Abnahme durch den Kunden realisiert.

Geschäftsvorfälle werden als außerordentliche Posten ausgewiesen, wenn sie nicht im Rahmen des üblichen Geschäftsbetriebs anfallen; d.h. sofern sie aufgrund ihrer Art und Betragshöhe außergewöhnlich sind und der Ausweis im Ergebnis der gewöhnlichen Geschäftstätigkeit zu einer unzutreffenden Darstellung der Ertragslage des Konzerns führen würde.

Ertragsteuern werden gemäß der jeweiligen Landesgesetzgebung der dort ansässigen Gesellschaften ermittelt. Latente Steuern werden auf alle zeitlich befristeten Unterschiede von Handels- und Steuerbilanz errechnet. Aktive latente Steuern werden jedoch nur dann aktiviert, wenn sie auf ergebniswirksame Konsolidierungsvorgänge entfallen. Auf permanente Unterschiede zwischen Handels- und Steuerbilanz werden keine latenten Steuern gebildet. Aktive und passive Steuerlatenzen werden aufgerechnet, wenn sie aus einer Gesellschaft stammen.

MTU schließt Devisentermingeschäfte zur Absicherung gegen Kursschwankungen des US-Dollars ab. Die laufenden Devisentermingeschäfte sind schwebende Geschäfte, die ab ihrem Entstehen zu Nominalwerten in einer Nebenbuchhaltung geführt werden. Sobald jedoch der Marktwert eines Sicherungsgeschäfts zum Bilanzstichtag negativ ist, bildet MTU eine Rückstellung. Unrealisierte Gewinne werden nicht bilanziert. Gewinne und Verluste aus Kurssicherungen werden mit der Einlösung der jeweiligen Geschäfts realisiert. Bewertungseinheiten aus Grund- und Sicherungsgeschäft werden nicht gebildet.

Eine Zusammenballung von Kreditrisiken (entweder in Bilanzposten oder in den Haftungsverhältnissen) ist dann gegeben, wenn Veränderungen in wirtschaftlichen oder anderen Bedingungen die Kunden oder andere Geschäftspartner mit ähnlichen wirtschaftlichen Eigenschaften in gleicher Weise treffen, wodurch ihre Fähigkeit eingeschränkt wird, den Verpflichtungen gegenüber den Konzerngesellschaften nachzukommen. Das potentielle Kreditrisiko der MTU betrifft im wesentlichen Zahlungsmittel und Forderungen. Am 31. Dezember 2002 waren die Zahlungsmittel der MTU-Gesellschaften im Rahmen des cash poolings im DaimlerChrysler-Konzern hauptsächlich bei DaimlerChrysler-Gesellschaften angelegt.

Eine Zusammenballung von Kreditrisiken entsteht auch dadurch, dass die MTU gleichartige Produkte an ähnliche Kunden in einem bestimmten Marktsegment liefert. Wie in der Textziffer 21 aufgeführt, beliefen sich die Umsätze mit sechs Kunden auf 65,6% (i. V. 67,3%) des gesamten Umsatzes.

Konsolidierungskreis

In den Konzernabschluss der MTU Aero Engines GmbH sind die folgenden deutschen und aus ländischen Gesellschaften einbezogen:

Name, Sitz	Konzern-anteil %
Inland	
MTU Maintenance Hannover GmbH, Langenhagen	100,0
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	100,0
RSZ Beteiligungs- und Verwaltungs GmbH, München	100,0
ATENA Gesellschaft für Engineering Services mbH, München	100,0
Ausland	
MTU Maintenance Canada Ltd., Richmond, British Columbia, Kanada	70,0
Vericor Power Systems L.L.P., Atlanta, Georgia, USA	100,0
MTU Aero Engines Design Inc., Rocky Hill, Connecticut, USA	100,0
MTU Aero Engines North America Inc., Rocky Hill, Connecticut, USA	100,0
MTU Aero Engines Components Inc., Newington, Connecticut, USA	100,0
ATENA Inc., East Hartford, Connecticut, USA	100,0

Die Veränderungen im Konsolidierungskreis betreffen:

Ab 1. Juli 2002 wird die Vericor Power Systems L.L.C. (Atlanta/USA) voll konsolidiert, nachdem die restlichen Anteile erworben wurden. Die Gesellschaft war bis dahin mit 50% quotenkonsolidiert. Vericor vermarktet und betreut die Industriegasturbinen ASE 8, ASE 40, ASE 50, TF 40 and TF 50.

Die ATENA Gesellschaft für Engineering Services mbH (München), wird seit 1. Januar 2002 voll konsolidiert, da die MTU weitere 50% der Anteile erworben hat. Im Vorjahr war dieses assoziierte Unternehmen zu Anschaffungskosten einbezogen. ATENA bietet ihren Kunden in den Bereichen Aerospace, Automotive, Turbosystems und Information and communication technology hochwertige Ingenieur- und Beratungsleistungen.

Die ATENA Inc. (East Hartford/USA) wurde in 2002 als Tochtergesellschaft der ATENA Gesellschaft für Engineering Services mbH gegründet; sie bietet ein ähnliches Produktspektrum.

Die MTU Anlagenvermietung GmbH (München) wurde zum 1. Januar 2002 verkauft, womit sie aus dem Konsolidierungskreis ausschied. Der Kaufpreis in Höhe von T€ 7.821 wurde vereinnahmt.

Die Veränderungen im Konsoldierungskreis haben auf folgende Positionen im Konzernabschluss einen wesentlichen Einfluss:

	T€	%
Umsatzerlöse	32.093	1,34
aus Zugängen zum Konsolidierungskreis	33.527	1,40
aus Abgängen zum Konsolidierungskreis	-1.434	-0,06
Anlagevermögen	8.834	0,60
davon Sachanlagen	108	0,01
Vorräte und Forderungen	7.533	0,52
Zahlungsmittel	782	0,05
Aktiva	17.149	1,17
Eigenkapital	5.009	0,34
Rückstellungen	3.431	0,23
Verbindlichkeiten	8.709	0,60
Passiva	17.149	1,17

Ergebnisabführungsverträge bestehen zwischen der MTU Aero Engines GmbH und den folgenden Tochtergesellschaften:

Name, Sitz	Seit
MTU Maintenance Hannover GmbH, Langenhagen	1979
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	1991
MTU-Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, München	1984
Sulzer-MTU Casting Technology GmbH, München	1986

Konsolidierungsmethoden

Die Kapitalkonsolidierung erfolgt nach der Buchwertmethode, wobei der Buchwert der jeweiligen Beteiligung im Zeitpunkt der Erstkonsolidierung gegen das Eigenkapital einschließlich aufgelaufener Ergebnisse aufgerechnet wird.

Die MTU München Unterstützungskasse GmbH (München) wird nicht konsolidiert, weil die Ausübung der Rechte des Mutterunternehmens in Bezug auf das Vermögen und die Geschäftsführung bei diesem Tochterunternehmen nachhaltig beeinträchtigt ist.

Die MTU-Versicherungsvermittlungs- und Wirtschaftsdienst GmbH (München), die Sulzer MTU Casting Technology GmbH (München), die MTU Maintenance Malaysia Sdn. Bhd. (Shah Alam/Malaysia) und die MTU Maintenance do Brasil Ltda. (Sao Carlos/Brasilien) werden wegen ihrer insgesamt untergeordneten Bedeutung für die Vermögens-, Finanz- und Ertragslage des Konzerns nicht konsolidiert.

Die assoziierten Unternehmen DaimlerChrysler "Retura" Beteiligungsverwaltungsgesellschaft mbH (Stuttgart), Pratt & Whitney Canada Customer Service Centre Europe GmbH (Ludwigsfelde) und MTU Maintenance Zhuhai Co. Ltd. (Zhuhai/China) werden at Equity bewertet. Der ursprüngliche Buchwert dieser Gesellschaften wird um spätere Einlagen sowie um die anteiligen Gewinne, Verluste und Ausschüttungen erhöht oder vermindert.

Weitere sechs assoziierte Unternehmen werden mit Buchwerten angesetzt, weil sie keinen wesentlichen Einfluss auf die Vermögens-, Finanz- und Ertragslage des Konzerns haben.

Konzerninterne Forderungen und Verbindlichkeiten werden aufgerechnet. Aufrechnungsdifferenzen werden ergebniswirksam gebucht.

Alle wesentlichen Zwischenergebnisse aus konzerninternen Umsätzen werden eliminiert.

Umsätze und andere Erträge zwischen einbezogenen Unternehmen werden mit den entsprechenden Aufwendungen verrechnet.

Die in der Konzernbilanz aktivierten latenten Steuern sind durch ergebniswirksame Konsolidierungsmaßnahmen verursacht.

Währungsumrechnung

Fremdwährungsforderungen und Zahlungsmittel werden in den Einzelabschlüssen mit dem Briefkurs am Buchungstag oder dem niedrigeren Kurs am Bilanzstichtag, Fremdwährungsverbindlichkeiten mit dem Geldkurs am Buchungstag oder dem höheren Kurs am Bilanzstichtag umgerechnet. Auf die Anpassung unwesentlicher Währungseinflüsse bei den ausländischen Gesellschaften wurde wegen Geringfügigkeit verzichtet.

Für den Konzernabschluss werden die Einzelabschlüsse der ausländischen Konzerngesellschaften mit dem Stichtagskurs in Euro umgerechnet.

Das Anlagevermögen wird mit Stichtagskursen umgerechnet; Währungsdifferenzen aus der Umrechnung des Anfangsbestands werden gesondert dargestellt.

Erträge und Aufwendungen sowie die Jahresergebnisse werden mit den jeweiligen Quartalsdurchschnittskursen umgerechnet. Bis 2001 erfolgte die Umrechnung mit Jahresdurchschnittskursen. Einstellungen und Entnahmen in / aus Rücklagen sowie der Bilanzgewinn werden zu Stichtagskursen bewertet. Unterschiede aus der Umrechnung des Jahresergebnisses mit Durchschnittskursen gegenüber dem Stichtagskurs werden mit dem Eigenkapital verrechnet.

Folgende Umrechnungskurse fanden in den Geschäftsjahren 2002 und 2001 für die Umrechnung von Fremdwährungen in der Bilanz und in der Gewinn- und Verlustrechnung Anwendung:

Währung	Stichtagskurs am 31. Dezember 2002 1 € =	Stichtagskurs am 31. Dezember 2001 1 € =	Durchschnittskurs 2002 1 € =	Durchschnittskurs 2001 1 € =
USA (USD)	1,0487	0,8813	0,9451	0,8956
Kanada (CAD)	1,6550	1,4077	1,4833	1,3863
China (CNY)	8,6837	7,2919	7,8211	7,4142

Ausübung von Ermessensspielräumen

Bei der Aufstellung eines Konzernabschlusses nach deutschen handelsrechtlichen Vorschriften sind Annahmen und Schätzungen durch die Geschäftsführung vorzunehmen, welche die Höhe von bilanzierten Aktiva und Passiva sowie den Ausweis von Haftungsverhältnissen am Bilanzstichtag beeinflusst. Dies wirkt sich ebenfalls auf die Höhe der ausgewiesenen Erträge und Aufwendungen des Geschäftsjahres aus. Wesentliche Ermessensspielräume erstrecken sich auf plan- und außerplanmäßige Abschreibungen sowie die Bewertung der Vorräte, der Forderungsrisiken und von Rechtsverpflichtungen. Das tatsächliche Ergebnis kann von den Schätzungen und Annahmen abweichen.

Erläuterungen zur Konzern-Bilanz

Für die Bewegungen im Anlagevermögen des Berichtszeitraumes verweisen wir auf Seite F-114.

(1) Immaterielle Vermögensgegenstände

Die immateriellen Vermögensgegenstände belaufen sich auf T€ 54.380 (i.V. T€ 16.481) und enthalten Lizenzen, Firmenwerte und Nutzungsrechte.

Bis 2001 haben Erweiterungen im Konsolidierungskreis zu keinen Unterschiedsbeträgen aus der Kapitalkonsolidierung geführt. Die Firmenwerte zum 31. Dezember 2002 betreffen die folgenden Gesellschaften:

in T-Euro	31.12.2002	31.12.2001
Vericor Power Sysems L.L.C., Atlanta, USA	2.704	0
ATENA Gesellschaft für Engineering Services mbH, München	2.230	0
Summe Firmenwerte	4.934	0

Firmenwerte werden aktiviert und über 15 Jahre linear abgeschrieben.

(2) Sachanlagen

Die Sachanlagen reduzieren sich um T€ 3.526 auf T€ 208.348. Wesentliche Zugänge 2002 betreffen Maschinen und maschinelle Anlagen in München und Hannover sowie Sonderbetriebsmittel in München, Hannover und Berlin. Die Abgänge sind hauptsächlich auf technischen Ersatz zurückzuführen.

(3) Finanzanlagen

Die Finanzanlagen umfassen hauptsächlich Anteile an nicht konsolidierten verbundenen und assoziierten Unternehmen sowie Beteiligungen.

(4) Vorräte

in T-Euro	31.12.2002	31.12.2001
Roh-, Hilfs- und Betriebsstoffe	201.664	196.723
Unfertige Erzeugnisse	238.987	342.333
Geleistete Anzahlungen	4.448	10.236
Summe Vorräte	445.099	549.292

(5) Erhaltene Anzahlungen

Die Erhaltenen Anzahlungen von insgesamt T€ 255.129 (i.V. T€ 252.912) betreffen fast ausschließlich langfristige Aufträge und werden offen von den Vorräten in der Bilanz abgesetzt. Der Betrag enthält T€ 109.915 (i.V. T€ 119.574) von Projektgesellschaften, mit denen ein Beteiligungsverhältnis besteht.

(6) Forderungen

in T-Euro	31.12.2002		31.12.2001	
Forderungen aus Lieferungen und Leistungen		315.150		341.668
—davon Restlaufzeit mehr als ein Jahr	9.960		13.455	
Forderungen gegen verbundene Unternehmen		327.937		408.873
—davon gegen Gesellschafter	14.503		0	
Forderungen gegen Unternehmen, mit denen ein Beteiligungsverhältnis besteht		53.461		50.666
Summe Forderungen		696.548		801.207
—davon Restlaufzeit mehr als ein Jahr	9.960		13.455	

Die Forderungen aus Lieferungen und Leistungen mit einer Restlaufzeit von mehr als einem Jahr zum 31.12.2002 betreffen hauptsächlich den Verkauf eines MRO-Vertrages, zahlbar in drei Jahresraten.

Forderungen gegen Unternehmen, mit denen ein Beteiligungsverhältnis besteht, werden in dem Kapitel "Beziehungen zu nahe stehenden Personen" am Ende dieser Erläuterungen weiter aufgeteilt. Die Forderungen sind netto, nach Verrechnung von Verbindlichkeiten gegenüber der betreffenden Gesellschaft, ausgewiesen.

Die Forderungen gegen verbundene Unternehmen betreffen den Finanz-und Geschäftsverkehr. Darin sind Liquiditätsanlagen bei der DaimlerChrysler AG in Höhe von T€ 311.021 (i.V. 412.071) enthalten.

(7) Sonstige Vermögensgegenstände

in T-Euro	31.12.2002		31.12.2001	
Ansprüche gegenüber:				
Finanzamt		747		242
Belegschaft		1.251		1.434
Lieferanten		8.378		7.819
Anderen		3.003		41.170
Summe sonstige Vermögensgegenstände		13.379		50.665
—davon Restlaufzeit von mehr als 1 Jahr	441		394	

Die Ansprüche gegenüber dem Finanzamt, die eine Restlaufzeit von weniger als einem Jahr haben, betreffen im wesentlichen Vorsteuer.

(8) Zahlungsmittel

in T-Euro	31.12.2002	31.12.2001
Schecks, Kassenbestand, Bundesbankguthaben	997	13
Guthaben bei Kreditinstituten	13.249	30.210
Summe Zahlungsmittel	14.246	30.223

(9) Rechnungsabgrenzungsposten und Latente Steuern

in T-Euro	31.12.2002	31.12.2001
Rechnungsabgrenzung	3.610	4.154
Latente Steuern	0	2
Summe Rechnungsabgrenzung und latente Steuern	3.610	4.156

(10) Gezeichnetes Kapital

Der Betrag entspricht dem Stammkapital der MTU Aero Engines GmbH, das gegenüber dem Vorjahr unverändert ist.

(11) Kapitalrücklage

Die Kapitalrücklage stammt aus der Kapitalerhöhung des Jahres 1970 bei der MTU Aero Engines GmbH.

(12) Gewinnrücklagen

Die Gewinnrücklagen beinhalten die Werte der MTU Aero Engines GmbH sowie den Unterschied zwischen den Buchwerten und dem Eigenkapital der Tochtergesellschaften, der im Rahmen der Kapitalkonsolidierung entsteht. Die Gewinnrücklagen enthalten auch die Bilanzgewinne und Bilanzverluste der konsolidierten Tochterunternehmen. Weiterhin sind hier Anpassungen aus den anderen ergebniswirksamen Konsolidierungsvorgängen subsumiert. Gesetzliche Rücklagen gemäß § 29 Absatz 4 GmbHG, die aus einer Neubewertung bestimmter Aktiva in 1987 stammen, sind mit T€ 2.281 (i.V. T€ 2.281) enthalten.

in T-Euro	31.12.2002	31.12.2001
Gesetzliche Rücklagen	2.281	2.281
Übrige Gewinnrücklagen	-24.561	7.177
Summe Gewinnrücklagen	-22.280	9.458

(13) Anteile im Fremdbesitz

Die Anteile im Fremdbesitz betreffen die MTU Maintenance Canada Ltd., an der Air Canada mit 30% beteiligt ist. Auf Minderheitsgesellschafter entfallende Verluste können das auf die Konzernfremden entfallende Eigenkapital überschreiten. Im Falle der Überschreitung werden weitere auf die Minderheiten entfallene Verluste nicht auf die bilanziellen Fremdanteile angerechnet, außer die Minderheiten haben die verbindliche Verpflichtung und sind in der Lage, diese Verluste auszugleichen. MTU Maintenance Canada Ltd. hat zum 31.12.2002 ein negatives Eigenkapital. In der Konzernbilanz zum 31.12.2002 werden keine Fremdanteile ausgewiesen, da Air Canada keine vertragliche Verpflichtung hat, ihren Anteil am negativen Eigenkapital der MTU-Canada auszugleichen.

(14) Rückstellungen für Pensionen

in T-Euro	31.12.2002		31.12.2001	
Eigentliche Pensionsrückstellungen		227.497		211.410
— davon Restlaufzeit bis 1 Jahr	10.419		9.800	
Ruhe- und Versorgungskapital		6.678		4.362
—davon Restlaufzeit bis 1 Jahr	136		136	
Übrige Pensionsrückstellungen		478		252
Summe Rückstellungen für Pensionen		234.653		216.024
—davon Restlaufzeit bis 1 Jahr	10.555		9.936	

Die mittelbare Pensionsverpflichtung aus der Unterdeckung bei der MTU München Unterstützungskasse GmbH (München) in Höhe von T€ 12.140 (i.V. T€ 10.061) ist nicht passiviert.

(15) Übrige Rückstellungen

in T-Euro	31.12.2002	31.12.2001
Steuerrückstellungen	1.047	1.889
Rückstellungen für latente Steuern	56	0
Sonstige Rückstellungen	690.648	815.350
Summe übrige Rückstellungen	691.751	817.239

Die Steuerrückstellungen betreffen noch nicht endgültig veranlagte Steuern.

Die latenten Steuern stammen aus ergebniswirksamen Konsolidierungsvorgängen.

Die sonstigen Rückstellungen betreffen Risiken im Auftragsbestand, Haftungs- und Prozessrisiken, Gewährleistungs- und Programmrisiken und Verpflichtungen aus dem Personalbereich.

Sonstige Rückstellungen

in T-Euro	31.12.2002	31.12.2001
Risken im Auftragsgestand	502.074	519.515
Fehlende Selbstkosten bereits abgerechneter Aufträge	77.768	91.435
Personalverpflichtungen	49.132	41.243
Haftungs- und Prozeßrisiken	24.981	13.178
Erlösschmälerungen	14.861	7.416
Gewährleistungen	10.020	16.376
Währungsrisiken	5.847	118.486
Kosten Jahresabschluss	2.716	1.195
Unterlassene Instandhaltung, die im ersten Quartal des Folgejahres ausgeführt wird	2.270	3.070
Umweltschutzrisiken	363	1.341
Restrukturierungskosten	199	1.902
Übrige sonstige Rückstellungen	417	193
Summe sonstige Rückstellungen	690.648	815.350

In den Personalverpflichtungen sind Rückstellungen für Altersteilzeit in Höhe von T€ 17.849 (i.V. T€ 20.107) und für Aktienorientierte Vergütung in Höhe von T€ 134 (i.V. T€ 114) enthalten.

(16) Erhaltene Anzahlungen auf Bestellungen

(17) Finanzverbindlichkeiten

(18) Verbindlichkeiten aus Lieferungen und Leistungen

(19) Übrige Verbindlichkeiten

in T-Euro	31.12.2002		31.12.2001	
Erhaltene Anzahlungen auf Bestellungen		69.970		0
—davon Restlaufzeit bis 1 Jahr	69.970		0	
Finanzverbindlichkeiten		11.974		16.297
—davon Restlaufzeit bis 1 Jahr	0		2.445	
zwischen 1 und 5 Jahre	191		0	
mehr als 5 Jahre	11.783		13.852	
Verbindlichkeiten aus Lieferungen und Leistungen		207.161		311.455
—davon Restlaufzeit bis 1 Jahr	206.184		308.326	
zwischen 1 und 5 Jahre	977		3.129	
Übrige Verbindlichkeiten				
Verbindlichkeiten gegenüber verbundenen Unternehmen		45.187		63.248
—davon Restlaufzeit bis 1 Jahr	45.187		63.248	
—davon gegenüber Gesellschafter	0		2.469	
Verbindlichkeiten gegenüber Unternehmen, mit denen ein Beteiligungsverhältnis besteht		45.315		84.406
—davon Restlaufzeit bis 1 Jahr	45.315		84.406	
Sonstige Verbindlichkeiten		85.105		75.159
—davon Restlaufzeit bis 1 Jahr	81.656		71.901	
zwischen 1 und 5 Jahre	914		793	
mehr als 5 Jahre	2.535		2.465	
—davon aus Steuern	5.917		5.298	
—davon im Rahmen der sozialen Sicherheit	11.804		11.145	
Summe Übrige Verbindlichkeiten		175.607		222.813
Summe Verbindlichkeiten		464.712		550.565
—davon Restlaufzeit bis 1 Jahr	448.312		530.326	
zwischen 1 und 5 Jahre	2.082		3.922	
mehr als 5 Jahre	14.318		16.317	

Die erhaltenen Anzahlungen auf Bestellungen betreffen im wesentlichen die Projektgesellschaft EUROJET Turbo GmbH, München.

Die Verbindlichkeiten gegenüber verbundenen Unternehmen resultieren aus dem Finanz-und Geschäftsverkehr. Darin sind kurzfristige Finanzverbindlichkeiten bei ausländischen Finanz-Holdings der DaimlerChrysler Gruppe in Höhe von T€ 35.831 (i.V. T€ 43.960) enthalten.

Verbindlichkeiten gegenüber Beteiligungsunternehmen stellen hauptsächlich Verpflichtungen gegenüber Projektgesellschaften dar.

Für weitere Information zu den "Beziehungen zu nahe stehenden Personen" verweisen wir auf die Angaben am Ende dieser Erläuterungen.

In den sonstigen Verbindlichkeiten sind vorwiegend Personalverpflichtungen (aus Urlaub und Gleitzeitguthaben der Mitarbeiter [T€ 39.275; i.V. T€ 35.296]), aus Altersteilzeit [T€ 11.625; i.V. T€ 9.284]) und Verbindlichkeiten im Rahmen der sozialen Sicherheit (T€ 11.804; i.V. T€ 11.145) bilanziert.

(20) Rechnungsabgrenzung

Die passive Rechnungsabgrenzung in Höhe von T€ 13 (i.V. T€ 13) betrifft Mieteinnahmen.

Haftungsverhältnisse

Haftungen der Gruppe zum 31. Dezember 2002 bestehen mit T€ 324.456 (i.V. T€ 151.733) und beziehen sich vorwiegend auf Risk and Revenue Sharing Verträge.

Haftungen aus Risk and Revenue Sharing Verträgen

	31.12.2002		31.12.2001	
in T-Euro	Brutto	Netto	Brutto	Netto
GE	57.148	49.997	68.041	59.526
IAE	47.558	40.354	49.628	46.661
PWA	199.943	189.945	30.513	28.988
Summe	304.649	280.296	148.182	135.175

Der Bruttowert ist der Gesamthaftungsbetrag, während der Nettobetrag um die dafür bilanzierten Rückstellungen reduziert wurde.

Bei der MTU Aero Engines GmbH bestehen für militärische und zivile Kooperationsprogramme nicht valutierbare Vertragsdurchführungsgarantien.

Sonstige finanzielle Verpflichtungen

Die sonstigen finanziellen Verpflichtungen aus Miet- und Leasingverträgen belaufen sich auf T€ 90.104 (i.V. T€ 31.929), wovon T€ 2.706 (i.V. T€ 2.324) auf verbundene Unternehmen entfallen.

Miet- und Leasing-Verpflichtungen zum 31.12.2002 fällig in:

in T-Euro	
2003	9.961
2004	9.527
2005	7.203
2006	7.129
2007	5.973
nach 2007	50.311
Summe Miet- und Leasingverpflichtungen	90.104
—davon gegenüber verbundenen Unternehmen	2.706

Die sonstigen finanziellen Verpflichtungen aus dem Bestellobligo für Investitionen bewegen sich im geschäftsüblichen Rahmen.

Erläuterungen zur Konzern-Gewinn- und Verlustrechnung

(21) Umsatzerlöse

in M-Euro	2002	2001
Umsatzerlöse aus Lieferungen und Leistungen		
Lieferungen	1.379	1.644
Dienstleistungen	918	873
Summe Umsatzerlöse	2.297	2.517
Umsatzerlöse nach Geschäftsbereichen		
Zivilgeschäft	1.142	1.481
Behördengeschäft	461	407
Zivile Instandsetzung	694	629
Umsatzerlöse nach Regionen		
Inland	425	360
Ausland	1.872	2.157
Umsatzerlöse nach Region Ausland		
Übrige EU Länder	236	215
Übriges Europa	17	26
Nordamerika	1.424	1.735
Asien	154	99
Afrika	5	16
Übrige Länder	36	66

%	2002	2001
Umsatzerlöse nach Hauptkunden		
Pratt & Whitney Aircraft, USA	16,6%	16,6%
Pratt & Whitney Canada, Kanada	4,3%	5,1%
General Electric Co., USA	17,5%	22,4%
IAE International Aero Engines AG, Schweiz	10,4%	11,0%
EUROJET Turbo GmbH, Deutschland	8,1%	6,1%
Turbo-Union Ltd., Großbritannien	8,7%	6,1%
Summe	65,6%	67,3%

Kein anderer Kunde hat im Berichtsjahr 5% oder mehr Anteil am MTU Umsatz. Wir erwarten, dass ein wesentlicher Teil der zukünftigen Umsätze weiterhin mit diesen Kunden erwirtschaftet wird und weisen darauf hin, dass eine substantielle Reduzierung von Bestellungen eines dieser Kunden, grundlegend nachteilig auf das operative Ergebnis und die wirtschaftliche Lage der MTU wirken könnte.

(22) Umsatzkosten

in T-Euro	2002	2001
Materialaufwand	1.293.195	1.746.925
Personalaufwand	444.828	386.709
Abschreibungen	52.817	54.740
Übrige Umsatzkosten	189.418	74.141
Summe Umsatzkosten	1.980.258	2.262.515

(23) Vertriebskosten

in T-Euro	2002	2001
Materialaufwand	9.506	6.883
Personalaufwand	40.316	33.296
Abschreibungen	1.289	1.232
Übrige Vertriebskosten	22.593	16.825
Summe Vertriebskosten	73.704	58.236

(24) Allgemeine Verwaltungskosten

in T-Euro	2002	2001
Personalaufwand	25.928	23.824
Abschreibungen	1.230	897
Übrige Verwaltungskosten	17.411	14.404
Summe allgemeine Verwaltungskosten	44.569	39.125

(25) Sonstige betriebliche Erträge

in T-Euro	2002	2001
Veränderung der Rückstellung für Kurssicherung	112.639	0
Gewinne aus Kurssicherungen	6.781	3.953
Laufende Währungsgewinne	35.354	84.564
Übrige sonstige betriebliche Erträge	15.378	11.901
Summe sonstige betriebliche Erträge	170.152	100.418

Die übrigen sonstige betriebliche Erträge enthalten hauptsächlich das Endkonsolidierungsergebnis der MTU Anlagenvermietung GmbH, München (T€ 5.609), Investzuschüsse, -zulagen, Gewinne aus Anlagenabgängen und Erträge aus der Auflösung von Rückstellungen.

(26) Sonstige betriebliche Aufwendungen

in T-Euro	2002	2001
Veränderung der Rückstellung für Kurssicherung	0	27.940
Verluste aus Kurssicherungen	37.064	61.941
Laufende Währungsverluste	83.512	58.322
Übrige sonstige betriebliche Aufwendungen	5.428	5.874
Summe sonstige betriebliche Aufwendungen	126.004	154.077

(27) Finanzergebnis

in T-Euro	2002		2001	
Beteiligungsergebnis				
Erträge aus Gewinnabführung		691		1.880
Erträge aus Steuerumlagen		443		515
Erträge von verbundenen und assoziierten Unternehmen sowie Beteiligungen		3.154		9.460
—davon aus verbundenen Unternehmen	3.000		9.263	
Verluste von assoziierten Unternehmen		3.256		516
		1.032		11.339
Zinsergebnis				
Erträge aus Ausleihungen des Finanzanlagevermögens		20		17
Sonstige Zinsen und ähnliche Erträge		18.836		33.941
—davon aus verbundenen Unternehmen	15.646		33.508	
Sonstige Zinsen und ähnliche Aufwendungen		4.452		7.989
—davon an verbundene Unternehmen	3.417		6.635	
		14.404		25.969
Übriges Finanzergebnis				
Abschreibungen auf Wertpapiere		1.467		822
Verluste aus dem Abgang von Gegenständen des Finanzanlagevermögens		0		35
Gewinne aus dem Abgang von Gegenständen des Finanzanlagevermögens		162		300
Erträge aus Zuschreibungen zu Vermögensgegenständen des Finanzanlagevermögens		17		44
Sonstige Finanzerträge		297		6
		-991		-507
Summe Finanzergebnis		14.445		36.801

Die Erträge aus Gewinnabführung betreffen hauptsächlich die MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, München, T€ 640 (i.V. T€ 744), und Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde, T€ 50 (i.V. 1.135).

Die Erträge aus Steuerumlagen stammen vorwiegend von der MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, München, T€ 443 (i.V. T€ 514).

Die Erträge von verbundenen und assoziierten Unternehmen sowie Beteiligungen entfallen zum größten Teil auf die DaimlerChrysler "Retura" Beteiligungsverwaltungsgesellschaft mit beschränkter Haftung, Stuttgart, T€ 3.000 aus der Equitybewertung (i.V. T€ 9.234 Dividende) und auf die EUROJET Turbo GmbH, München, T€ 132 (i.V. T€ 169).

Die Verluste von assoziierten Unternehmen resultieren aus der Equitybewertung der MTU Maintenance Zhuhai Co. Ltd, Zhuhai.

Die Abschreibungen auf Wertpapiere, die zur Absicherung der kanadischen Pensionsverpflichtungen gehalten werden, waren notwendig geworden, da der Kurswert der Papiere gefallen ist.

(28) Außerordentliches Ergebnis

In 2001 hatte die Gruppe ein außerordentliches Ergebnis von T€ 84.755 zu verzeichnen, das im Rahmen der Einbringung der 49% Anteile an der DaimlerChrysler Dieselantriebe GbR (Friedrichshafen) in die DCR DaimlerChrysler "Retura" Beteiligungsverwaltungsgesellschaft mit beschränkter Haftung (Stuttgart) entstanden ist. Die "Retura" besaß danach 88,35% Anteile an der MTU Motoren- und Turbinen-Union Friedrichshafen GmbH (Friedrichshafen) und verkaufte diese Anteile an die DaimlerChrysler AG. Der steuerneutrale Verkauf der Anteile an der MTU Friedrichshafen GmbH und die nachfolgende Ausschüttung von DCR führten dann zu einem außerordentlichen Ertrag von T€ 249.621. Dem stand ein außerordentlicher Aufwand von T€ 164.866 durch die Teilwertabschreibung der DCR auf den niedrigeren Verkehrswert gegenüber.

(29) Steuern vom Einkommen und vom Ertrag

in T-Euro	2002	2001
Ertragsteuern	59.674	98.599
Latente Steuern	65	-687
Summe Steuern vom Einkommen und vom Ertrag	59.739	97.912

(30) Ergebnisverwendung

Aufgrund des Ergebnisabführungsvertrages in der Fassung vom 21. Dezember 2000 wurde der Überschuss vor Ergebnisabführung in Höhe von T€ 220.098 (i.V. T€ 157.755) an die DaimlerChrysler Luft- und Raumfahrt Holding AG (München) abgeführt.

Zusätzliche Informationen zum operativen Konzernergebnis

Die Betriebsleistung wurde in der Vergangenheit mit der DaimlerChrysler Steuerungsgröße "Operating Profit" gemessen. In der Zukunft wollen wir den Schwerpunkt auf Kennzahlen legen, die sich mehr am Kapitalmarkt orientieren. Die Überleitung vom Ergebnis der gewöhnlichen Geschäftstätigkeit zum Ergebnis vor Zinsen und Steuern (EBIT) und zum Ergebnis vor Zinsen, Steuern und Abschreibungen (EBITDA) für die beiden, am 31. Dezember endenden Geschäftsjahre, ist wie folgt:

in T-Euro	2002	2001
Ergebnis der gewöhnlichen Geschäftstätigkeit	256.923	140.195
- Zinsergebnis	-14.404	-25.969
= EBIT	242.519	114.226
+ Abschreibungen	56.724	58.493
= EBITDA	299.243	172.719
+ Restrukturierungsaufwand	11.283	1.431
= Bereinigtes EBITDA	310.526	174.150

Im Berichtszeitraum wurde das EBITDA maßgeblich von Vorgängen beeinflusst, die eigentlich nicht zum normalen Betrieb gehören, die jedoch gemäß § 277 (4) HGB keine außerordentlichen Vorgänge sind. Zu unserem operativen Ergebnis geben wir deshalb folgende Ergänzungen:

Aufgrund anhaltender Verluste seit der Gründung in 1998 hat MTU-Canada in 2002 ein Restrukturierungsprogramm zur Reduzierung des Geschäftumfanges aufgelegt. Die damit zusammenhängenden Kosten in Höhe von T€ 10.052 (i.V. T€ 73) wirken sich in der Abwertung der Vorräte (T€ 7.575), Wertberichtigungen der Forderungen (T€ 1.527) und Aufwendungen für den Personalabbau (T€ 950) aus.

MTU Aero Engines GmbH verzeichnete Aufwendungen von T€ 1.231 (i.V. T€ 1.358) für die Reduzierung der Belegschaft.

Diese Restrukturierungskosten sind in den Umsatzkosten (T€ 9.264), Vertriebskosten (T€ 1.700) and allgemeinen Verwaltungskosten (T€ 319) enthalten.

Aufgrund der Veränderung des USD/EUR Wechselkurses sind bei MTU bedeutende Währungsgewinne und -verluste von T€ 14.044 aus der Umbewertung der US-Dollar Bestände angefallen. Diese sind als sonstige betriebliche Aufwendungen (T€ 14.044; i.V. 0) bzw. als sonstige betriebliche Erträge (T€ 0; i.V. T€ 9.606) ausgewiesen.

Sonstige Angaben

Personalaufwand

in T-Euro	2002		2001	
Löhne und Gehälter		402.265		358.803
Soziale Abgaben und Aufwendungen für Altersversorgung und Unterstützung		97.660		80.076
— davon für Altersversorgung	29.890		18.893	
Summe Personalaufwand		499.925		438.879

Beschäftigte

	Anzahl Durchschnitt für 2002	31. Dez. 2002	Anzahl Durchschnitt für 2001	31. Dez. 2001
Arbeiter	3.804	3.731	3.707	3.833
Angestellte	4.049	4.228	3.466	3.583
Auszubildende / Praktikanten	358	417	371	423
Summe Beschäftigte	8.211	8.376	7.544	7.839

Materialaufwand

in T-Euro	2002	2001
Aufwendungen für Roh-, Hilfs- und Betriebsstoffe	594.037	799.650
Aufwendungen für bezogene Leistungen	717.441	1.017.161
Summe Materialaufwand	1.311.478	1.816.811

Sonstige Steuern

in T-Euro	2002		2001	
Aufwendungen für sonstige Steuern		1.228		559
— davon periodenfremd	26		33	

Auftragseingang

	2002 in M-Euro	%	2001 in M-Euro	%
Geschäftsbereiche				
Zivilgeschäft	1.233	55.72	1.273	57.52
Militärgeschäft	274	12.38	303	13.69
Zivile Instandsetzung	706	31.90	637	28.79
Summe Auftragseingang	2.213	100.00	2.213	100.00

Beziehungen zu nahe stehenden Personen

Forderungen gegen Beteiligungen und assoziierte Unternehmen

in T-Euro	2002	2001
Turbo Union Ltd.	35.701	22.628
EUROJET Turbo GmbH	15.967	19.650
MTU Maintenance Zhuhai Co. Ltd.	1.260	1.244
MTU-Turbomeca Rolls-Royce GmbH	533	0
ATENA Gesellschaft für Engineering Services mbH	0	6.675
Vericor Power Systems L.L.C	0	452
Aero Propulsion Alliance GmbH	0	17
Summe Forderungen gegen Beteiligungen und assoziierte Unternehmen	53.461	50.666

Verbindlichkeiten gegenüber Beteiligungen und assoziierten Unternehmen

in T-Euro	2002	2001
IAE International Aero Engines AG	44.838	61.093
Pratt & Whitney Canada Customer Service Centre Europe GmbH	477	23.094
MTU-Turbomeca Rolls-Royce GmbH	0	168
Sulzer-MTU Casting Technology GmbH	0	51
Summe Verbindlichkeiten gegenüber Beteiligungen und assoziierten Unternehmen	45.315	84.406

Die Forderungen gegen Beteiligungen und assoziierte Unternehmen betreffen hauptsächlich den Liefer-und Leistungsverkehr.

Geschäftsvorfälle mit DaimlerChrysler und dessen verbundene Unternehmen

MTU ist in das DaimlerChrysler Cash-Pooling-System eingebunden. Andere Geschäftsvorfälle mit DaimlerChrysler Gesellschaften sind nicht wesentlich. MTU erhält und vollbringt Dienstleistungen von und für DaimlerChrysler und dessen verbundene Unternehmen für Verwaltung, Datenverarbeitung, Personalwirtschaft, Instandhaltung, Sicherheit sowie wirtschaftliche und rechtliche Fragestellungen.

Anteilsbesitz

MTU hält zum 31. Dezember 2002 wesentliche Anteile an folgenden Gesellschaften:

Name und Sitz der Gesellschaft in T-Euro	Anteil am Kapital (%)	Eigen-kapital 31. Dez. 2002	Ergebnis 2002
Verbundene Unternehmen			
MTU München Unterstützungskasse GmbH, München	100.0	6.985	-693
DaimlerChrysler "Retura" Beteiligungsverwaltungsgesellschaft mbH, Stuttgart	49.0	473.165	6.138
MTU Maintenance Malaysia Sdn. Bhd., Shah Alam(1)	100.0	101	138
Assoziierte Unternehmen			
MTU Maintenance Zhuhai Co.Ltd., Zhuhai(1)	50.0	52.211	-7.660
Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde(2)	50.0	10.226	0

(1) *Das Eigenkapital wurde zum Stichtagskurs 31.12.2002, das Ergebnis mit dem Durchschnittskurs für 2002 umgerechnet.*

(2) *Ergebnis nach Ergebnisabführung in Höhe von T€ 100.*

Veröffentlichung der Einzelabschlüsse

Die Einzelabschlüsse für 2002 der deutschen, konsolidierten Gesellschaften mit Ergebnisabführungsvertrag wurden, gemäß § 264 (3) HGB, nicht veröffentlicht.

Organe der Gesellschaft

Die Geschäftsführung der MTU Aero Engines GmbH erhält Gesamtbezüge in Höhe von T€ 1.923. Die Vergütungen des Aufsichtsrats betragen T€ 84. Die Gesamtbezüge ehemaliger Geschäftsführer und ihrer Hinterbliebenen belaufen sich auf T€ 683. Für die Pensionsverpflichtungen gegenüber ehemaligen Geschäftsführern und ihren Hinterbliebenen sind insgesamt T€ 7.156 zurückgestellt (enthalten in den Rückstellungen für Pensionen).

Mitglieder der Geschäftsführung:

Dr. Klaus Steffens (Vorsitzender)	München
Dr. Dirk Lück (bis 31. Oktober 2002) (Personal)	München
Dr. Rudolf Müller (ab 1. November 2002) (Personal)	München
Dr. Michael Süß (Technik)	München
Reiner Winkler (Finanzen)	München

Mitglieder des Aufsichtsrates:

Dr. rer. pol. Manfred Bischoff (Vorsitzender) Mitglied des Vorstandes der DaimlerChrysler AG	Starnberg
Günter Sroka (stellvertretender Vorsitzender) * (ab 1. August 2002) Vorsitzender des Betriebsrats der MTU Aero Engines GmbH	Dachau
Herbert Schmid (stellvertretender Vorsitzender) * (bis 31. Juli 2002) Vorsitzender des Betriebsrats der MTU Aero Engines GmbH	Dachau
Harald Flassbeck * Erster Bevollmächtigter der IG Metall Verwaltungsstelle München	Unterhaching
Werner Heinzmann (bis 8. August 2002) ehemaliges Mitglied des Vorstands der DaimlerChrysler Aerospace AG	Friedrichshafen
Herbert Kauffmann (ab 8. August 2002) Leiter Konzerncontrolling / - rechnungswesen der DaimlerChrysler AG	Stuttgart
Michael Keller * (ab 1. Januar 2002) Dipl. Ing. (FH)	Aindling
Dr. jur. Hartwig Knitter (bis 8. August 2002) ehemaliges Mitglied des Vorstands der DaimlerChrysler Aerospace AG	Gmund am Tegernsee
Dr. Edgar Krökel (ab 8. August 2002) Vice President Mergers & Acquisition der DaimlerChrysler AG	Stuttgart
Prof. Dr. rer. nat. Walter Kröll Präsident der Helmholz-Gemeinschaft Deutscher Forschungszentren	Köln
Josef Mailer * Flugtriebwerkmechaniker	Dachau
Dr. rer. pol. Klaus Mehrens * Bezirksleiter der IG Metall Frankfurt/Main	Frankfurt/Main
Dr. rer. oec. Wolfgang Piller (bis 8. August 2002) Jurist	Germering
Karl Trautmann * Stellvertretender Betriebsratsvorsitzender der MTU Aero Engines GmbH	Dachau
Prof. Klaus-Dieter Vöhringer (ab 8. August 2002) Vorstand Forschung & Technologie der DaimlerChrysler AG	Stuttgart
Dr. Sigmar Wittig (ab 8. August 2002) Vorstandsvorsitzender der DLR Deutsches Zentrum für Luft- und Raumfahrt	Köln
Prof. Dr. jur. Joachim Zahn (bis 8. August 2002) Jurist	München

(*) Arbeitnehmervertreter

München, den 27. Januar 2004

Dr. Steffens Dr. Süß Winkler

BESTÄTIGUNGSVERMERK DES ABSCHLUSSPRÜFERS

Wir haben den von der MTU Aero Engines GmbH, München, aufgestellten Konzernabschluss und den Konzernlagebericht für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2002 geprüft. Die Aufstellung von Konzernabschluss und Konzernlagebericht nach den deutschen handelsrechtlichen Vorschriften liegt in der Verantwortung der Geschäftsführung der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Konzernabschluss und den Konzernlagebericht abzugeben.

Wir haben unsere Konzernabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Konzernabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Konzernlagebericht vermittelten Bildes der Vermögens-, Finanz-und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Konzernabschluss und Konzernlagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der Jahresabschlüsse der in den Konzernabschluss einbezogenen Unternehmen, der Abgrenzung des Konsolidierungskreises, der angewandten Bilanzierungs- und Konsolidierungsgrundsätze und der wesentlichen Einschätzung den der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses und des Konzernlageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Konzernabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns. Der Konzernlagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage des Konzerns und stellt die Risiken der künftigen Entwicklung zutreffend dar.

München, den 28. Januar 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Höfer	Harrieder
Wirtschaftsprüfer	Wirtschaftsprüfer

Einzelabschluss
zum 31. Dezember 2004
(geprüft)

erstellt nach
HGB

MTU Aero Engines Erste Holding GmbH,
München

MTU Aero Engines Erste Holding GmbH

Gewinn- und Verlustrechnung für das Geschäftsjahr 2004

in Euro	Anhang		2004	2003
Allgemeine Verwaltungskosten	(6)		-265.190,25	-47,47
Sonstige Zinsen und ähnliche Erträge		188,39		168,85
Zinsen und ähnliche Aufwendungen			-2.070.911,08	0,00
Zinsergebnis			-2.070.722,69	168,85
Ergebnis der gewöhnlichen Geschäftstätigkeit			**-2.335.912,94**	**121,38**
Steuern vom Einkommen und Ertrag			0,00	-51,43
Jahresfehlbetrag (i.V -überschuß)			**-2.335.912,94**	**69,95**
Gewinnvortrag			69,95	0,00
Bilanzverlust (i.V. -gewinn)	(7)		**-2.335.842,99**	**69,95**

MTU Aero Engines Erste Holding GmbH

Bilanz zum 31. Dezember 2004

in Euro	Anhang		Stand am 31.12.2004	Stand am 31.12.2003
AKTIVA				
Anlagevermögen				
Finanzanlagen	(1)	273.529.900,00		273.529.900,00
			273.529.900,00	273.529.900,00
Umlaufvermögen				
Sonstige Vermögensgegenstände	(2)	36.041,28		26,00
Zahlungsmittel		12.011,51		25.067,95
			48.052,79	25.093,95
			273.577.952,79	273.554.993,95
PASSIVA				
Eigenkapital				
Gezeichnetes Kapital	(3)	2.210.000,00		25.000,00
Kapitalrücklage	(4)	203.745.000,00		201.500.000,00
Bilanzverlust (i.V. -gewinn)		-2.335.842,99		69,95
			203.619.157,01	201.525.069,95
Rückstellungen				
Übrige Rückstellungen		11.024,00		24,00
			11.024,00	24,00
Verbindlichkeiten				
Übrige Verbindlichkeiten	(5)	69.947.771,78		72.029.900,00
			69.947.771,78	72.029.900,00
			273.577.952,79	273.554.993,95

Anlagevermögen der MTU Aero Engines Erste Holding GmbH

in Euro	Anschaffungskosten 1.1.2004	Anschaffungskosten 31.12.2004	Buchwerte 31.12.2004	Buchwerte 31.12.2003
Finanzanlagen				
Anteile an verbundenen Unternehmen	273.529.900,00	273.529.900,00	**273.529.900,00**	273.529.900,00
	273.529.900,00	273.529.900,00	**273.529.900,00**	273.529.900,00

Grundlagen und Methoden

Der Jahresabschluss der MTU Aero Engines Erste Holding GmbH, München wird nach handelsrechtlichen Rechnungslegungsvorschriften aufgestellt. Die in der Bilanz und in der Gewinn- und Verlustrechnung, die nach dem Umsatzkostenverfahren erstellt wird, zusammengefassten Posten sind im Anhang gesondert aufgeführt und erläutert.

Bilanzierung und Bewertung

Die MTU Aero Engines Erste Holding GmbH, München ist eine kleine Kapitalgesellschaft gemäß § 267 Abs. 1 HGB. Die gesetzlichen Erleichterungen für kleine Kapitalgesellschaften bei der Aufstellung des Abschlusses (§§ 274a, 276 und 288 HGB) wurden in Anspruch genommen.

Die Bewertung der Anteile an verbundenen Unternehmen erfolgt zu Anschaffungskosten.

Die Sonstigen Vermögensgegenstände und Zahlungsmittel sind mit dem Nennbetrag angesetzt.

Die Sonstigen Rückstellungen sind nach den Grundsätzen vernünftiger kaufmännischer Beurteilung ermittelt.

Die Verbindlichkeiten sind mit ihren Rückzahlungsbeträgen angesetzt.

Erläuterungen zur Bilanz der MTU Aero Engines Erste Holding GmbH

(1) Finanzanlagen

	Anteil 31.12.2004 %	Eigenkapital 31.12.2004 Euro	Ergebnis 2004 Euro
MTU Aero Engines Zweite Holding GmbH, München . .	100.00	301,747,840.77	28,222,840.77

(2) Sonstige Vermögensgegenstände

Euro	31.12.2004		31.12.2003	
Sonstige Vermögensgegenstände		36,041.28		26.00
- davon Restlaufzeit bis 1 Jahr	36,041.28		26.00	

(3) Stammkapital

Das Stammkapital wurde von 25.000,00 Euro durch Umwandlung von Rücklagen in Höhe von 2.005.000,00 Euro auf zunächst 2.030.000,00 Euro erhöht. Zusätzlich wurde eine neue Stammeinlage in Höhe von 180.000,00 Euro gezeichnet. Diese Stammeinlage wurde von der Blade Management Beteiligungs GmbH & Co. KG übernommen, so dass das voll einbezahlte Stammkapital nun mehr 2.210.000,00 Euro beträgt.

Die Gesellschaft wird in den im Einklang mit den nationalen gesetzlichen Vorgaben aufgestellten Konzernabschluss der Blade LUX Holding One S.à.r.l., Luxemburg, einbezogen. Der Konzernabschluss ist am Sitz der Gesellschaft in Luxemburg erhältlich. Sie ist damit von der Verpflichtung zur Aufstellung eines Konzernabschlusses nach § 291 HGB befreit. Vom HGB abweichende Bilanzierungs-, Bewertungs- und Konsolidierungsmethoden zu International Financial Reporting Standards (IFRS) resultieren aus folgenden Sachverhalten, die nach IFRS abweichend dargestellt werden:

- Derivative Finanzinstrumente werden grundsätzlich zu Marktwerten bewertet.
- Neben unrealisierten Kursverlusten werden auch unrealisierte Kursgewinne ausgewiesen.
- Bei der Bewertung des Firmenwertes wird keine planmäßige Abschreibung vorgenommen.
- Bewertung des Vorratsvermögens zu Vollkosten.
- Die Umsatzabgrenzung erfolgt nach percentage-of-completion-method.
- Latente Steuern werden nach dem Bilanzkonzept berechnet.

Im Bilanzverlust ist ein Gewinnvortrag in Höhe von 69,95 Euro enthalten.

(4) Kapitalrücklage

Für die Kapitalerhöhung des Stammkapitals wurde gem. § 272 Abs. 2 Nr. 4 HGB ein Betrag in Höhe von 2.005.000,00 Euro aus der Kapitalrücklage entnommen. Desweiteren wurde gleichzeitig im Berichtsjahr die Kapitalrücklage um das von der Blade Management Beteiligungs GmbH & Co. KG in Höhe von 4.250.000,00 Euro in bar erbrachte Agio erhöht.

(5) Übrige Verbindlichkeiten

Euro	31.12.2004		31.12.2003	
Verbindlichkeiten gegenüber verbundenen Unternehmen .		69,695,651.02		72,029,900.00
—davon Restlaufzeit bis 1 Jahr	55,651.02		29,900.00	
—davon Restlaufzeit zwischen 1 und 5 Jahre	69,640,000.00		72,000,000.00	
Sonstige Verbindlichkeiten . . .		252,120.76		0.00
—davon Restlaufzeit bis 1 Jahr	252,120.76		0.00	
Übrige Verbindlichkeiten . . .		69,947,771.78		72,029,900.00
—davon Restlaufzeit bis 1 Jahr	307,771.78		29,900.00	
—davon Restlaufzeit zwischen 1 und 5 Jahre	69,640,000.00		72,000,000.00	

Erläuterungen zur Gewinn- und Verlustrechnung der MTU Aero Engines Erste Holding GmbH

(6) Allgemeine Verwaltungskosten

Die Allgemeinen Verwaltungskosten betreffen im wesentlichen Rechts- und Beratungskosten sowie Prüfungskosten.

(7) Ergebnisverwendung

Die Geschäftsführung schlägt vor, den Bilanzverlust auf das neue Jahr vorzutragen.

Organe

Geschäftsführung:

Johannes Huth, London Managing Director, KKR & Co. Ltd., London	(bis 22. April 2004)
Bernd Kessler, Strasslach Geschäftsführer Zivile Instandhaltung der MTU Aero Engines GmbH, München	(ab 1. August 2004)
Udo Stark, München Vorsitzender der Geschäftsführung der MTU Aero Engines GmbH, München (ab 1. Januar .2005)	(ab 1. Januar 2005)
Dr. Klaus Steffens, Bernried Vorsitzender der Geschäftsführung der MTU Aero Engines GmbH, München (bis 31. Dezember 2004)	(vom 22. April 2004 bis 31. Dezember 2004)
Dr. Michael Süß, Starnberg Geschäftsführer Technik der MTU Aero Engines GmbH, München	(ab 22. April 2004)
Reiner Winkler, Riemerling Geschäftsführer Finanzen und Personal der MTU Aero Engines GmbH, München	(ab 22. April 2004)

München, den 2. Februar 2005

Die Geschäftsführung

Udo Stark Bernd Kessler Dr. Michael Süß Reiner Winkler

BESTÄTIGUNGSVERMERK DES ABSCHLUSSPRÜFERS

Wir haben den Jahresabschluss unter Einbeziehung der Buchführung der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2004 geprüft. Die Buchführung und die Aufstellung von Jahresabschluss nach den deutschen handelsrechtlichen Vorschriften liegen in der Verantwortung der Geschäftsführung der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung abzugeben.

Wir haben unsere Jahresabschlussprüfung entsprechend § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung und Jahresabschluss und Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der Geschäftsführung sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München.

München, den 3. Februar 2005

Deloitte & Touche GmbH
Wirtschaftprüfungsgesellschaft

(Müller)	(Dr. Reitmayr)
Wirtschaftsprüfer	Wirtschaftsprüfer

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Glossar

Advanced Technology Fan Integrator (ATFI)

Antriebskonzept für zukünftige Flugzeuge mit einem Untersetzungsgetriebe zwischen der Niederdruckturbine und dem Fan. Das Konzept führt zu weniger Bauteilen und entsprechend niedrigeren Herstell- und Instandhaltungskosten.

Blisk

Der Begriff setzt sich aus den Worten Blade (Schaufel) und Disk (Scheibe) zusammen. Blisk ist eine Rotor-Konstruktion, bei der Scheibe und Schaufel aus einem Stück bestehen. Damit entfallen Schaufelfüße und Scheibennuten. Dies führt zu einem geringerem Gewicht.

CLEAN

CLEAN steht für Component Validator for Environmentally friendly Aero Engines. Dieses von der EU geförderte Technologieprogramm soll zu umweltfreundlichen neuen Triebwerkskonzepten führen. Dabei kommen sowohl ein Untersetzungsgetriebe zwischen Niederdruckturbine und Fan als auch Wärmetauscher zum Einsatz. Digital Engine Control Unit (DECU) und Digital Engine Monitoring Unit (DEMU)—Digitale Triebwerksregler Digitale Triebwerksregler übernehmen die Regelung der Betriebsparameter, schützen das Triebwerk vor Schäden und überwachen die verschiedenen Triebwerks- und Reglersysteme. Dadurch reduzieren sich die Lebensdauerkosten für das Triebwerk, die Flugsicherheit wird erhöht.

Fan

Heutige Verkehrsflugzeuge werden von Zweikreistriebwerken angetrieben. Die angesaugte Luft wird in zwei Teilströme aufgeteilt. Ein Teil wird durch das Kerntriebwerk (Verdichter, Brennkammer, Turbine) geleitet, der größere Teil umhüllt als kalter Nebenstrom das eigentliche Triebwerk. Das große erste Laufrad des Triebwerks, das diesen Nebenstrom beschleunigt, nennt man Fan (auch: Gebläse oder Bläser). Die Frontansicht auf ein Triebwerk zeigt den Fan.

Hochdruckturbine

vgl. Turbine.

Hochdruckverdichter

vgl. Verdichter.

Industriegasturbine

Anstelle der in der Luftfahrt üblichen Niederdruckturbine, die den Fan antreibt, kommt bei der Industriegasturbine eine sogenannte Nutzturbine zum Einsatz. Sie gibt die erforderliche Leistung direkt oder über ein Getriebe an das angeschlossene zusätzliche Aggregat wie Generator oder Pumpe etc. ab.

Narrowbody-Flugzeuge

Verkehrsflugzeuge mit ca. 100–220 Sitzplätzen.

Niederdruckturbine

vgl. Turbine.

Niederdruckverdichter

vgl. Verdichter.

Original Equipment Manufacturer (OEM)

Hersteller von Triebwerken.

Risk and Revenue Sharing Partnership (RRSP)

Branchenübliche Allianz zur Entwicklung und Fertigung ziviler Triebwerke. In RRSPs übernehmen die Hersteller von Modulen und Komponenten einen Teil der Entwicklungs- und Produktionskosten für ein bestimmtes Triebwerksprogramm, erhalten dafür im Gegenzug einen festen Anteil an den Umsatzerlösen aus dem Verkauf von Triebwerken und Ersatzteilen. Im Allgemeinen werden RRSPs für eine bestimmte Triebwerksfamilie geschlossen und laufen über die Lebenszeit dieser Triebwerksfamilie. Während die OEMs den größten Anteil an den RRSPs halten, beteiligen sich die Hersteller von Triebwerksmodulen üblicherweise mit 5-30% (abhängig von der zur Verfügung gestellten Technologie). Die Hersteller von Komponenten haben üblicherweise einen wesentlich geringeren Anteil an den Programmen (weniger als 10%).

Schubklasse

Strahltriebwerke werden grob in drei unterschiedliche Schubklassen eingeteilt. Die untere Klasse reicht bis etwa 20.000 Pfund (lb) Schub, die mittlere von 20.000 lb bis ca. 50.000, die obere ist darüber angesiedelt.

Turbine

In der Turbine wird die Energie, die in den mit hohem Druck und hoher Geschwindigkeit aus der Brennkammer kommenden Gasen steckt, in mechanische Energie umgewandelt. Wie auch der Verdichter ist die Turbine zweigeteilt: in Hochdruck- und Niederdruckteil. Über die jeweilige Welle ist die Turbine direkt mit dem entsprechenden Verdichter verbunden.

Turbo-Fan

Beim Zweikreis-Triebwerk Turbo-Fan resultiert nur ein kleiner Teil der Schubkraft aus dem inneren Kreislauf, der aus Verdichter, Brennkammer und Turbine besteht. Den weitaus größeren Schub erzeugt der äußere Kreislauf aus Niederdruckturbine und Fan.

Dieser Fan schaufelt gewaltige Luftmassen nach hinten, die das Triebwerk wie einen Mantel umhüllen. Das dämpft zugleich den vom Triebwerk verursachten Lärm. Je größer das Nebenstromverhältnis des äußeren zum inneren Kreislauf, desto wirtschaftlicher, umweltfreundlicher und leiser ist die Maschine.

Verdichter

Der Verdichter besteht aus einer Reihe hintereinander angeordneter Verdichterlaufräder, die sehr schnell zwischen feststehenden Leitschaufeln rotieren. Große Luftmengen werden angesaugt und stark komprimiert, bevor sie in die Brennkammer geleitet werden. Um das Verdichtungsverhältnis von über 30:1 in heutigen Triebwerken erreichen zu können, setzt man zwei verschiedene Verdichterarten ein: den Nieder- und den Hochdruckverdichter. Diese Verdichter werden mit stark unterschiedlicher Drehzahl über ineinander liegende Wellen von den dazu gehörigen Turbinen angetrieben.

Angaben über den jüngsten Geschäftsgang und die Geschäftsaussichten

Vor dem Hintergrund des gegenwärtigen konjunkturellen Umfelds für die Luftfahrtindustrie geht die Gesellschaft davon aus, dass die MTU Aero Engines im ersten Halbjahr des laufenden Geschäftsjahres Umsatz, Ergebnis und operativen Cash Flow gegenüber dem gleichen Zeitraum des vorangegangenen Geschäftsjahres steigern wird.

An der positiven Umsatzentwicklung im ersten Quartal 2005 waren alle Geschäftsfelder der Gesellschaft beteiligt, wobei in diesem Quartal der Geschäftsbereich Zivile Instandhaltung mit ca. 30% die deutlichste Umsatzsteigerung gegenüber der Vergleichsperiode des Vorjahres aufweist und einen Anteil von ca. 33% zum Gesamtumsatz (vor Konsolidierungsmaßnahmen) beigetragen hat. Das Ergebnis (EBITDA, reported) der Gesellschaft belief sich im ersten Quartal des Geschäftsjahres 2005 auf EUR 63 Mio. (angepasstes EBITDA: EUR 71 Mio.). Neben der Steigerung der Umsatzerlöse ist dieses Ergebnis insbesondere auch der erfolgreichen Umsetzung der eingeleiteten Restrukturierungsprogramme zuzuschreiben.

Die operative Tochter der Gesellschaft MTU Aero Engines GmbH hat im Zuge der Konzentration auf das Kerngeschäft am 17. Mai 2005 einen Kaufvertrag über den Verkauf von sämtlichen Geschäftsanteilen an ihrer Tochtergesellschaft ATENA Engineering GmbH abgeschlossen. Käufer ist Assystem Brime Deutschland GmbH. Die Wirksamkeit des Vertrages steht unter dem Vorbehalt der Zustimmung der zuständigen Kartellbehörden.

Der Auftragsbestand belief sich zum 31. März 2005 auf EUR 3.582,3 Mio., verglichen mit EUR 3.408,3 Mio. zum 31. Dezember 2004. Wenngleich sich Rückschlüsse auf die künftige Umsatzentwicklung der Gesellschaft aus den Auftragsbestandszahlen nur eingeschränkt ziehen lassen (siehe „*Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage*"), erwartet die Gesellschaft gleichwohl, ihre für das Gesamtgeschäftsjahr verfolgten Geschäftsziele zu erreichen.

Im Geschäftsbereich ziviles Triebwerksgeschäft rechnet die Gesellschaft mit einem deutlichen Zuwachs bei den Triebwerksverkäufen, die insbesondere von der V2500 (A320-Familie) getragen wird. Auch im militärischen Triebwerksgeschäft erwartet die Gesellschaft aufgrund der hochlaufenden Produktion für EJ200 und MTR390 eine Umsatzsteigerung gegenüber dem Vorjahr. Sollte der Wachstumstrend, insbesondere die gestiegenen Passagierzahlen und der gewachsene Frachtverkehr, im weiteren Verlauf des Geschäftsjahres anhalten, erwartet die Gesellschaft für den Geschäftsbereich zivile Instandhaltung eine deutliche Umsatzsteigerung, und aufgrund der höheren Auslastung und den in den Vorjahren eingeleiteten Maßnahmen eine weitere positive Ertragsentwicklung.

München, im Mai 2005 MTU Aero Engines Holding AG

Frankfurt am Main, Köln, London, München und Paris, den 23. Mai 2005

UBS Limited	Deutsche Bank Aktiengesellschaft
Goldman, Sachs & Co. oHG	JPMorgan Cazenove Limited
Commerzbank Aktiengesellschaft	Bayerische Hypo- und Vereinsbank AG
BNP Paribas Arbitrage SNC	Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien

MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München • Deutschland
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

58. Financial Calendar 2005

Financial Calendar 2005

MTU Aero Engines Holding AG

Date	Time (CET)	
26. July 2005	15.00 - 16.00 h	Conference Call for the first half year report 2005 of MTU Aero Engines Holding AG
08. November 2005	15.00 - 16.00 h	Conference Call for the third quarterly report 2005 of MTU Aero Engines Holding AG
11. October 2005		Analyst / Investor Day
Spring 2006		First Annual General Meeting of MTU Aero Engines Holding AG

MTU Aero Engines Investment GmbH (MTU Bond)

Date	Time (CET)	
27. July 2005	16.00 - 17.00 h	Conference call for the first half year report 2005 of MTU Aero Engines Investment GmbH
08. November 2005	16.00 - 17.00 h	Conference call for the third quarterly report 2005 of MTU Aero Engines Investment GmbH

All dates are preliminary.

Legal Notices and Terms, Privacy Statement

RECEIVED
2005 SEP 20 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MTU Aero Engines



Financial Calendar 2005

MTU Aero Engines Holding AG

Date	Time (CET)	
26. July 2005	15.00 - 16.00 h	Conference Call for the first half year report 2005 of MTU Aero Engines Holding AG
08. November 2005	15.00 - 16.00 h	Conference Call for the third quarterly report 2005 of MTU Aero Engines Holding AG
11. October 2005		Analyst / Investor Day
Spring 2006		First Annual General Meeting of MTU Aero Engines Holding AG

MTU Aero Engines Investment GmbH (MTU Bond)

Date	Time (CET)	
27. July 2005	16.00 - 17.00 h	Conference call for the first half year report 2005 of MTU Aero Engines Investment GmbH
08. November 2005	16.00 - 17.00 h	Conference call for the third quarterly report 2005 of MTU Aero Engines Investment GmbH

All dates are preliminary.

Legal Notices and Terms, Privacy Statement

RECEIVED

->Dieser Ausdruck wird nicht unterschrieben und gilt als beglaubigte Abschrift<-		
Handelsregister B des Amtsgerichts München	Abteilung B Wiedergabe des aktuellen Registerinhalts Abruf vom 18.1.2005 14:01	Nummer der Firma: **HRB 151251**
-Amtlicher Ausdruck-	Seite 1 von 2	

1. **Anzahl der bisherigen Eintragungen:**

   7

2. a) **Firma:**

   MTU Aero Engines Erste Holding GmbH

   b) **Sitz:**

   München

   c) **Gegenstand des Unternehmens:**

   Erwerb, Halten, Verwalten und Veräußerung von Beteiligungen an anderen Unternehmen, insbesondere einer Beteiligung an der MTU Aero Engines Zweite Holding GmbH mit dem Sitz in München.

3. **Grund- oder Stammkapital:**

   2.210.000,00 EUR

4. a) **Allgemeine Vertretungsregelung:**

   Die Gesellschaft wird durch zwei Geschäftsführer oder durch einen Geschäftsführer gemeinsam mit einem Prokuristen vertreten.

   b) **Vertretungsberechtigte und besondere Vertretungsbefugnis:**

   Geschäftsführer: Kessler, Bernd, Strasslach, *22.03.1958
   Geschäftsführer: Stark, Udo, München, *21.11.1947

   Mit der Befugnis, im Namen der Gesellschaft mit sich im eigenen Namen oder als Vertreter eines Dritten Rechtsgeschäfte abzuschließen:
   Geschäftsführer: Dr. Süß, Michael, Starnberg, *25.12.1963
   Geschäftsführer: Winkler, Reiner, Riemerling, *31.07.1961

5. **Prokura:**

   ---

6. a) **Gesellschaftsvertrag / Satzung:**

   Gesellschaft mit beschränkter Haftung

   Gesellschaftsvertrag vom 15.07.2003
   Zuletzt geändert durch Beschluss vom 22.12.2004

   b) **Sonstige Rechtsverhältnisse:**

   ---

7. **a) Tag der letzten Eintragung:**

14.01.2005

München, 18.01.2005
Der Ausdruck bezeugt den Inhalt des Handelsregisters
Kelichhaus, Justizangestellte
Urkundsbeamter der Geschäftsstelle

->Dieser Ausdruck wird nicht unterschrieben und gilt als beglaubigte Abschrift<-		
Handelsregister B des Amtsgerichts München	Abteilung B Wiedergabe des aktuellen Registerinhalts Abruf vom 19.11.2004 8:43	Nummer der Firma: **HRB 154230**
-Amtlicher Ausdruck-	Seite 1 von 2	

1. **Anzahl der bisherigen Eintragungen:**

   2

2. **a) Firma:**

   MTU Aero Engines GmbH

   b) Sitz:

   München

   c) Gegenstand des Unternehmens:

   Entwicklung, Herstellung, Instandsetzung und Vertrieb von Gasturbinen sowie deren Regelungs- und Überwachungseinrichtungen einschließlich deren Zubehör und Ersatzteilen für Luftfahrzeuge sowie für stationäre Verwendung.

3. **Grund- oder Stammkapital:**

   80.000.200,00 EUR

4. **a) Allgemeine Vertretungsregelung:**

   Ist nur ein Geschäftsführer bestellt, so vertritt er die Gesellschaft allein. Sind mehrere Geschäftsführer bestellt, so wird die Gesellschaft durch zwei Geschäftsführer oder durch einen Geschäftsführer gemeinsam mit einem Prokuristen vertreten.

   b) Vertretungsberechtigte und besondere Vertretungsbefugnis:

   Mit der Befugnis, im Namen der Gesellschaft mit sich im eigenen Namen oder als Vertreter eines Dritten Rechtsgeschäfte abzuschließen:
   Geschäftsführer: Kessler, Bernd, Strasslach, *22.03.1958
   Geschäftsführer: Dr. Steffens, Klaus, Bernried, *08.02.1950
   Geschäftsführer: Dr. Süß, Michael, Starnberg, *25.12.1963
   Geschäftsführer: Winkler, Reiner, Riemerling, *31.07.1961

5. **Prokura:**

   Gesamtprokura gemeinsam mit einem Geschäftsführer oder einem anderen Prokuristen:
   Feistel, Achim, Karlsfeld, *21.02.1959
   Pregler, Theodor, Unterschleißheim, *12.04.1963
   Weber, Michael, München, *18.08.1963

6. **a) Gesellschaftsvertrag / Satzung:**

   Gesellschaft mit beschränkter Haftung

   Gesellschaftsvertrag vom 30.08.2004

->Dieser Ausdruck wird nicht unterschrieben und gilt als beglaubigte Abschrift<-		
Handelsregister B des Amtsgerichts München	Abteilung B Wiedergabe des aktuellen Registerinhalts Abruf vom 19.11.2004 8:43	Nummer der Firma: **HRB 154230**
-Amtlicher Ausdruck-	Seite 2 von 2	

b) Sonstige Rechtsverhältnisse:

Entstanden durch formwechselnde Umwandlung der MTU Aero Engines GmbH & Co. KG mit dem Sitz in München (Amtsgericht München HRA 83553).

Die Gesellschaft hat am 15.11.2004 mit der MTU Aero Engines Investment GmbH mit dem Sitz in München (Amtsgericht München HRB 153957) als herrschender Gesellschaft einen Gewinnabführungsvertrag geschlossen. Die Gesellschafterversammlung hat mit Beschlussvom 15.11.2004 zugestimmt.

7. **a) Tag der letzten Eintragung:**

18.11.2004

München, 19.11.2004
Der Ausdruck bezeugt den Inhalt des Handelsregisters
Ziehnert, Justizangestellte
Urkundsbeamter der Geschäftsstelle

BAYERN AMTSGERICHT

41

Deloitte.

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

MTU Aero Engines
Erste Holding GmbH
München

Bericht über die Prüfung
des Konzernabschlusses
zum 31. Dezember 2004

Deloitte.

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Rosenheimer Platz 4
81669 München

Postfach 80 20 80
81620 München
Deutschland

Tel +49 89 29036-0
Fax +49 89 29036-8108
www.deloitte.com/de

MTU Aero Engines Erste Holding GmbH München

Bericht über die Prüfung
des Jahresabschlusses
zum 31. Dezember 2004

Ausfertigung 7 von 41

Inhaltsübersicht Seite

Anlagen

Wir weisen darauf hin, dass bei der Verwendung von gerundeten Beträgen und Prozentangaben aufgrund kaufmännischer Rundung Differenzen auftreten können.

1 PRÜFUNGSAUFTRAG

Durch den Beschluss der Gesellschafterversammlung vom 30. September 2004 der

MTU Aero Engines Erste Holding GmbH,
München

– nachfolgend auch kurz „MTU Erste", „Gesellschaft" oder „Mutterunternehmen" genannt –

wurden wir zum Abschlussprüfer für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2004 gewählt. Der Aufsichtsrat hat uns aufgrund dieses Beschlusses nach § 318 Abs. 2 HGB den Auftrag zur Durchführung einer Konzernabschlussprüfung gemäß § 317 HGB i. V. m. Art. 58 Abs. 3 Satz 5 EGHGB und § 292a HGB für das Geschäftsjahr 2004 erteilt.

Bei der Erstellung des Prüfungsberichts haben wir die deutschen Grundsätze ordnungsmäßiger Berichterstattung bei Abschlussprüfungen (Prüfungsstandard des Instituts der Wirtschaftsprüfer – IDW PS 450) beachtet.

Für die Durchführung des Auftrags und unsere Verantwortlichkeit, auch im Verhältnis zu Dritten, gelten die unter dem 27. April 2005 getroffenen Vereinbarungen sowie ergänzend die als Anlage beigefügten „Allgemeinen Auftragsbedingungen für Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften" in der Fassung vom 1. Januar 2002.

Dieser Prüfungsbericht wurde nur zur Dokumentation der durchgeführten Prüfung gegenüber dem Mutterunternehmen und nicht für Zwecke Dritter erstellt, denen gegenüber wir entsprechend der im Regelungsbereich des § 323 HGB geltenden Rechtslage keine Haftung übernehmen.

2 GRUNDSÄTZLICHE FESTSTELLUNGEN

Stellungnahme zur Lagebeurteilung der Geschäftsführung

Aus dem Konzernabschluss und dem Konzernlagebericht der Geschäftsführung sowie den sonstigen geprüften Unterlagen heben wir folgende Aspekte hervor, die für die Beurteilung der wirtschaftlichen Lage des Konzerns von besonderer Bedeutung sind:

- Mit Wirkung zum 1. Januar 2004 wurden sämtliche Anteile an der operativ tätigen MTU Aero Engines GmbH durch die Blade Dritte Beteiligungs GmbH & Co. KG, eine 100 %ige Tochtergesellschaft der MTU Aero Engines Erste Holding GmbH, vom DaimlerChrysler-Konzern erworben. Weitere Details zu den vorgenommenen gesellschaftsrechtlichen Veränderungen sind im Einzelnen im Konzernanhang in Abschnitt I.1.1 wiedergegeben.

- Aufgrund der Akquisition zum 1. Januar 2004 wurde der Kreis der in den Konzernabschluss einzubeziehenden Tochterunternehmen gegenüber dem Vorjahr erheblich erweitert. Die im Konzernabschluss dargestellten Vorjahreszahlen umfassen lediglich den Zeitraum seit Errichtung des Mutterunternehmens bis zum Bilanzstichtag (15. Juli 2003 bis 31. Dezember 2003) in der rechtlichen Struktur wie sie vor der Akquisition der MTU Aero Engines GmbH bestanden hat. Ein Vergleich der Geschäftsjahreszahlen 2004 mit dem Vorjahr ist nicht möglich, weil das operative Geschäft des MTU Aero Engines GmbH-Teilkonzerns in den Vorjahreszahlen nicht abgebildet ist. Zur Herstellung der Vergleichbarkeit sind in dem von der Geschäftsführung aufgestellten Lagebericht den Geschäftsjahreszahlen für 2004 entsprechend vergleichbare ungeprüfte Vorjahreszahlen gegenüber gestellt, die das operative Geschäft der MTU Aero Engines GmbH widerspiegeln.

- Die Akquisition zum 1. Januar 2004 wurde im Konzernabschluss zum 31. Dezember 2004 nach IFRS 3 unter Anwendung der Erwerbsmethode („purchase accounting“) abgebildet, indem der Kaufpreis für die MTU Aero Engines GmbH auf die zu Zeitwerten („fair values“) angesetzten Vermögenswerte und Schulden verteilt wurde. Der Teil des Kaufpreises, der nach Verteilung auf zu Zeitwerten angesetzte Vermögenswerte und Schulden verblieb, wurde als Firmenwert behandelt. Die im Rahmen dieser Kaufpreisallokation aufgedeckten stillen Reserven und Lasten sowie die Abbildung des Erwerbsvorgangs sind im Anhang in Abschnitt I.1.3 dargestellt. Im Lagebericht in Abschnitt 3. ist ausgeführt, dass sich aus der Bilanzierung des Unternehmenserwerbs Ergebnisbelastungen in 2004 und in künftigen Perioden ergeben. Diese Ergebnisbelastungen betreffen im Wesentlichen:

  - Zusätzliche Abschreibungen aufgrund Zeitwertansatz
  - Miterworbene Gewinne im Auftragsbestand und in Devisentermingeschäften
  - Zinsaufwendungen aus der Erwerbsfinanzierung
  - Mit dem Erwerb zusammenhängende Transaktionskosten.

Längerfristige Ergebnisbelastungen ergeben sich aus Abschreibungen auf im Rahmen der Kaufpreisallokation identifizierte immaterielle Vermögenswerte (Wert der Triebwerksprogramme, programmunabhängige Technologien, Kundenstamm) sowie aus dem um identifizierte stille Reserven aufgestockten Wertansatz des Sachanlagevermögens (Technische Anlagen, Maschinen, Betriebs- und Geschäftsausstattung). Die Ergebnisbelastungen aus diesen zusätzlichen Abschreibungen betrugen im Geschäftsjahr 2004 Mio. EUR 62,5. Daneben wurde das Vorratsvermögen um stille Reserven in zum Erwerbszeitpunkt angearbeiteten Kundenaufträgen erhöht, wobei die sich hieraus ergebende Ergebnisbelastungen (Mio. EUR 29,7) bereits in 2004 vollumfänglich eingetreten sind. Neben diesen Belastungen haben sich Devisentermingeschäfte von Mio. EUR 74,5, die als Cashflow Hedging Instrumente konzipiert und daher zum Zeitpunkt des Erwerbs im Eigenkapital berücksichtigt waren, als Folge der Bilanzierung des Unternehmenszusammenschlusses nicht mehr erfolgswirksam in den Umsatzerlösen ausgewirkt. Da im Rahmen der Akquisition der MTU Aero Engines GmbH erhebliche Schulden aufgenommen wurden, ergaben sich im Geschäftsjahr 2004 zusätzliche Ergebnisbelastungen aus dem Zinsendienst. Eine Darstellung der Nettofinanzverbindlichkeiten zum 1. Januar 2004, welche vor allem die Erwerbsfinanzierung widerspiegelt, ist im Lagebericht in Abschnitt 5. wiedergegeben. Im Rahmen der Erwerbsfinanzierung wurden den finanzierenden Banken weitreichende Sicherheiten am Vermögen der MTU Aero Engines GmbH und deren inländischen Tochterunternehmen eingeräumt. Im Zusammenhang mit dem Erwerb der MTU Aero Engines GmbH sind des Weiteren Einmalkosten in Form von Transaktionskosten in Höhe von Mio. EUR 41,8 angefallen, welche sich ergebnisbelastend in 2004 niedergeschlagen haben.

- Im Rahmen der Entwicklung neuer Triebwerksprogramme tätigt die Gesellschaft erhebliche Aufwendungen für Forschung und Entwicklung. Daneben sind Investitionen in Spezialwerkzeuge und -anlagen für die Produktion neuer Triebwerksmodule und –komponenten durchzuführen. Die Forschungs- und Entwicklungsaufwendungen im Geschäftsjahr 2004, die vor allem die Programme GP7000 und PW6000 betrafen, betrugen Mio. EUR 155,8. Die Forschungs- und Entwicklungsleistungen für diese beiden Programme haben ihren Höhepunkt bereits überschritten. Deshalb nahmen die Forschungs- und Entwicklungsaktivitäten für beide Programme bereits in 2004 ab und die Gesellschaft erwartet, dass sich dieser Trend fortsetzen wird, wenn die Triebwerke von der Entwicklungs- in die Produktionsphase übergehen.

- Der Konzern hat im Geschäftsjahr 2004 Umsatzerlöse von Mio. EUR 1.918,0 erwirtschaftet, denen unter Zugrundelegung der alten rechtlichen Konzernstruktur vor Erwerb 2003 rechnerisch Umsatzerlöse von Mio. EUR 1.952,2 gegenüberstehen. Berücksichtigt man den Effekt aus dem Purchase Accounting, wonach bei Erwerb abgeschlossene Devisentermingeschäfte mit dem Unternehmenserwerb als realisiert gelten und nicht mehr in den Umsatzerlösen Berücksichtigung finden, sowie den generellen Rückgang der US Währung, über welche fast sämtliche zivilen Triebwerks- und Wartungsgeschäfte abgewickelt werden, so sind die Umsatzerlöse bereinigt um diese Effekte zum Vorjahr um rd. Mio. EUR 74,5 angestiegen.

- Als interne Steuerungsgröße der Gesellschaft wird Earnings before Interest and Tax (EBIT) verwendet, welche - bereinigt um Sondereffekte aus dem Purchase Accounting - Mio. EUR 245,1 nach Mio. EUR 203,5 im Vorjahr betrug. Der Cashflow aus der betrieblichen Geschäftstätigkeit im Geschäftsjahr betrug Mio. EUR 72,9. Beim Vergleich mit dem angepassten ungeprüften Vorjahreswert von Mio. EUR 106,9 ist zu berücksichtigen, dass im Geschäftsjahr 2004 im Zusammenhang mit dem Erwerb der MTU Aero Engines GmbH Einmalaufwendungen in Höhe von Mio. EUR 41,8 angefallen sind, welche das Ergebnis und den betrieblichen Cashflow 2004 belastet haben.

- Die Nettoverschuldung des Konzerns, die insbesondere im Zusammenhang mit dem Erwerb der MTU Aero Engines GmbH steht, ist im Einzelnen im Lagebericht in Abschnitt 5. dargestellt. Hierbei wird erläutert, dass im Geschäftsjahr 2004 Tilgungsleistungen bei den Schulden aus dem Senior Facility Agreement in Höhe von Mio. EUR 201,4 vorgenommen wurden. Im Februar 2005 zahlte die MTU Aero Engines GmbH weitere Schulden aus dem Senior Facility Agreement in Höhe von Mio. EUR 79,2 vorzeitig zurück.

- Im Lagebericht wird ausgeführt, dass positive Tendenzen auf das zivile Triebwerks- und das zivile Wartungsgeschäft der Gesellschaft 2004 von der sich insgesamt abzeichnenden Erholung im Passagier- und Frachtluftverkehrsaufkommen ausgingen. Das militärische Triebwerksgeschäft, welches durch langfristige Allianzen geprägt ist, blieb erwartungsgemäß stabil. Die Geschäftsführung rechnet für 2005 damit, dass sich der Wachstumstrend beim Passagier- und Frachtaufkommen fortsetzt, wobei sich positive Auswirkungen auf die Geschäftstätigkeit der Gesellschaft zunächst bei der zivilen Instandhaltung und - mit zeitlicher Verzögerung - beim zivilen Triebwerksgeschäfte bemerkbar machen sollten.

Hinsichtlich der künftigen Entwicklung und den Risiken der künftigen Entwicklung trifft die Geschäftsleitung folgende Aussagen im Lagebericht:

- Die Gesellschaften des MTU Erste-Konzerns sind in einem von intensivem Wettbewerb geprägten Umfeld tätig. Das zivile Triebwerksgeschäft ist zyklisch und abhängig von der Entwicklung des Luftverkehrs und der finanziellen Lage der zivilen Luftfahrtbranche. Um Schwankungen des zivilen Flugzeugmarktes auszugleichen, verstärkt die MTU Erste-Gruppe das Angebot in Richtung Bestandsmarkt. Die Marktzyklen für Flugzeuge einerseits und für Wartungsleistungen sowie Ersatzteile andererseits verhalten sich in weiten Bereichen gegenläufig, wodurch ein Ausgleich von Marktrisiken erfolgt. Ein wesentlicher Teil der Umsätze im zivilen Triebwerksgeschäft wird im Rahmen von „Risk-and-Revenue-Sharing-Verträgen“ erwirtschaftet, die mit erheblichen Risiken verbunden sein können, u.a. einer mangelnden Kontrolle über die von den Verträgen abgedeckten Aktivitäten sowie Verluste aus Vorleistungen für Konstruktion und Entwicklung, Kostenüberschreitungen, Garantien, Gewährleistungen und Vertragsstrafen. Der Umfang von Eventualverbindlichkeiten, die sich aus der Stellung als Partner innerhalb von Risk-and-Revenue-Sharing-Verträgen ergibt, ist im Anhang in Abschnitt II.27.1 angegeben. Ergänzend merken wir, dass die

wirtschaftliche Entwicklung der Gesellschaft mittelfristig wesentlich beeinflusst wird, ob das Triebwerksprogramm GP7000, an dem die Gesellschaft einen Programmanteil von 22,5 % hat, ein wirtschaftlicher Erfolg wird. Des Weiteren besteht branchenbedingt eine starke Abhängigkeit von wenigen Partnern.

- Das zivile Instandhaltungs- und Triebwerksgeschäft wird maßgeblich in US $ abgerechnet. Aus Währungsschwankungen können sich daher Auswirkungen auf die Vermögens-, Finanz- und Ertragslage des Konzerns ergeben. Diese Wechselkursrisiken werden zu einem Teil durch regelmäßig abgeschlossene Devisentermingeschäfte abgesichert. Daneben ergibt sich durch die teilweise auf US $ umgestellte Fremdfinanzierung sowie durch zugehörige Währungs-Swaps für die Zinsen eine weitere Verminderung des Währungsrisikos.

- Im Behördengeschäft bestehen Abhängigkeiten insbesondere von den Verteidigungshaushalten in Deutschland und in anderen europäischen Staaten. Exportaktivitäten im militärischen Triebwerksbau unterliegen den Beschränkungen des Exportkontrollrechts.

- Sowohl im zivilen wie auch im militärischen Triebwerksgeschäft ist der Erfolg der Gesellschaft wesentlich abhängig vom Erfolg ihrer Forschungs- und Entwicklungsaktivitäten. Es ist nicht gesichert, dass diese den Anforderungen der Kunden der Gesellschaft, insbesondere in Bezug auf Zeit- und Kostenfaktoren, jederzeit und nachhaltig gerecht werden.

  Zur Vermeidung oder Minimierung der Risiken hat die Gesellschaft ein der Geschäftsführung zugeordnetes Risikomanagement-System für die Erkennung, Bewertung und Begrenzung von Risiken eingerichtet.

- Im Behördengeschäft – ohne Export – ist der MTU Erste-Konzern durch Freistellungen weitgehend von der Haftung für Produktrisiken befreit. Die verbleibenden Haftungen, insbesondere aus dem Zivilgeschäft, sind durch Versicherungen, wie die Lufthaftpflichtversicherung, abgesichert. Die bestandsgefährdenden Risiken aus Feuer und Betriebsunterbrechung sind ebenfalls versichert. Nicht versichert ist derzeit aufgrund der übermäßig hohen Prämien das Terrorrisiko.

Zusammenfassend stellen wir gemäß § 321 Abs. 1 Satz 2 HGB fest, dass wir die Lagebeurteilung durch die gesetzlichen Vertreter, insbesondere die Annahme der Fortführung der Unternehmenstätigkeit und die Beurteilung der künftigen Entwicklung des Konzerns, wie sie im Konzernabschluss und im Konzernlagebericht ihren Ausdruck gefunden haben, als realistisch ansehen.

Ergänzend verweisen wir zur Lagebeurteilung auf unsere Angaben zur Gesamtaussage des Konzernabschlusses in Abschnitt 4.2 unseres Berichts.

3 GEGENSTAND, ART UND UMFANG DER PRÜFUNG

Prüfungsgegenstand

Gegenstand unserer Prüfung waren

- die Konzernbuchführung
- der Konzernabschluss (Konzern-Gewinn- und Verlustrechnung, Konzernbilanz, Konzern-Eigenkapitalveränderungsrechnung und Konzern-Kapitalflussrechnung sowie Konzernanhang)
- der Konzernlagebericht

des Mutterunternehmens.

Die Konzernbuchführung und die Aufstellung des Konzernabschlusses nach den International Financial Reporting Standards (IFRS) sowie die Aufstellung des Konzernlageberichts liegen in der Verantwortung der Geschäftsführung des Mutterunternehmens; dies gilt auch für die Angaben, die wir zu diesen Unterlagen erhalten haben. Unsere Aufgabe ist es, diese Unterlagen und Angaben im Rahmen unserer pflichtgemäßen Prüfung zu beurteilen.

Die Prüfung der Einhaltung anderer Vorschriften gehört nur insoweit zu den Aufgaben der Konzernabschlussprüfung, als sich aus ihnen üblicherweise Rückwirkungen auf den Konzernabschluss oder den Konzernlagebericht ergeben.

Unsere Prüfung umfasste die Beurteilung

- der Abgrenzung des Konsolidierungskreises,
- der Ordnungsmäßigkeit der in den Konzernabschluss einbezogenen Jahresabschlüsse und
- der getroffenen Konsolidierungsmaßnahmen.

Weiterhin war von uns zu prüfen, ob der nach IFRS aufgestellte Konzernabschluss, der um einen Konzernlagebericht ergänzt wurde, die Bedingungen des § 292a HGB i. V. m. Art. 58 Abs. 3 Satz 5 EGHGB für die Befreiung von der Pflicht zur Aufstellung eines Konzernabschlusses nach den deutschen handelsrechtlichen Vorschriften erfüllt.

Art und Umfang der Prüfung

Die Prüfung des Konzernabschlusses und des Konzernlageberichts wurde von uns von März bis April 2005 in den Geschäftsräumen der MTU Aero Engines GmbH durchgeführt. Die Fertigstellung des Prüfungsberichts erfolgte anschließend in unserem Büro.

Wir haben die Konzernabschlussprüfung nach den deutschen Prüfungsvorschriften und unter Beachtung der vom Institut der Wirtschaftsprüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen.

Die Prüfung des Konzernabschlusses ist nach den deutschen Prüfungsvorschriften problembezogen so anzulegen, dass wesentliche Unrichtigkeiten und Verstöße gegen Rechnungslegungsvorschriften mit hinreichender Sicherheit erkannt werden. Um diesen Anforderungen gerecht zu werden, wenden wir unseren risiko- und prozessorientierten Prüfungsansatz an; zu dessen Umsetzung bedienen wir uns unserer Prüfungssoftware AuditSystem/2. Sie unterstützt die Planung, Durchführung und Dokumentation der Konzernabschlussprüfung.

Im Rahmen der Prüfungsplanung haben wir uns einen Überblick über die Geschäftstätigkeit, das wirtschaftliche und rechtliche Umfeld des Konzerns sowie das konzernspezifische Rechnungswesen verschafft, eine analytische Durchsicht des Konzernabschlusses vorgenommen sowie den Gesellschaftsvertrag, Aufsichtsratsprotokolle und die Berichte der internen Revision eingesehen. Die Prüfungsstrategie wurde von uns nach den hierbei gewonnenen Erkenntnissen und den Erwartungen über mögliche Fehler festgelegt. Das interne Kontrollsystem des Konzerns haben wir untersucht, soweit es für eine ordnungsgemäße Konzernrechnungslegung von Bedeutung ist; das interne Kontrollsystem in seiner Gesamtheit war nicht Gegenstand unserer Konzernabschlussprüfung.

Bei der Durchführung der Prüfung haben wir uns im Wesentlichen auf die internen Kontrollverfahren des Mutterunternehmens und wesentlicher Tochtergesellschaften gestützt. Art und Umfang der aussagebezogenen Prüfungshandlungen haben wir auf Grundlage unserer Risikoeinschätzung festgelegt. Bei Einzelfallprüfungen haben wir Stichproben in bewusster Auswahl oder unter Heranziehung mathematisch-statistischer Auswahlverfahren gezogen.

Folgende Prüfungsschwerpunkte wurden gebildet:

- Kaufpreisallokation aus dem Erwerb der MTU Erste-Gruppe zum 1. Januar 2004
- Umsatzrealisierung
- Bilanzierung von Finanzierungsleasing
- Implementierung der Konzernbuchhaltung auf SAP ECCS

Bei der Prüfung der Eröffnungsbilanzwerte haben wir uns insbesondere auf die diesen zugrunde liegenden Aufzeichnungen, auf Bestätigungen von Dritten, Einzelaufstellungen, den Gesellschaftsvertrag des Mutterunternehmens, registerrichterliche Eintragungen und Gesellschafterversammlungsprotokolle gestützt sowie die Bewertung von Eröffnungsbilanzwerten in Stichproben geprüft.

Die Prüfung der Jahresabschlüsse der einbezogenen Tochterunternehmen sowie der at Equity konsolidierten Unternehmen wurde von Deloitte & Touche in USA, Canada und China durchgeführt. Deren Berichte über die Prüfung der Jahresabschlüsse der einbezogenen Unternehmen haben wir einer kritischen Durchsicht unterzogen.

Des Weiteren haben wir die Überleitungen von den handels- bzw. landesrechtlichen Jahresabschlüssen der einbezogenen Tochterunternehmen auf die für den Konzernabschluss geltenden Vorschriften der IFRS geprüft.

Zukunftsbezogene Angaben im Konzernlagebericht haben wir vor dem Hintergrund der Konzernabschlussangaben auf Plausibilität und Übereinstimmung mit den während der Konzernabschlussprüfung gewonnenen Erkenntnissen beurteilt.

Die Geschäftsführung der MTU Aero Engines Erste Holding GmbH sowie die gesetzlichen Vertreter der einbezogenen Tochterunternehmen und die Abschlussprüfer dieser Unternehmen haben alle gewünschten Aufklärungen und Nachweise erbracht. Außerdem hat die Geschäftsführung der MTU Aero Engines Erste Holding GmbH unter dem 27. April 2005 die berufsübliche Vollständigkeitserklärung in schriftlicher Form abgegeben. Darin wird insbesondere versichert, dass in den Konzernabschluss alle konsolidierungspflichtigen Unternehmen einbezogen sind, dass die dem Konzernabschluss zu Grunde gelegten Abschlüsse alle nach den für den Konzernabschluss maßgeblichen Vorschriften bilanzierungspflichtigen Vermögenswerte, Verpflichtungen, Wagnisse und Abgrenzungen, sämtliche Aufwendungen und Erträge sowie alle erforderlichen Angaben enthalten und dass sämtliche konsolidierungspflichtigen Vorgänge im Konzernabschluss zutreffend berücksichtigt sind.

4 FESTSTELLUNGEN UND ERLÄUTERUNGEN ZUR KONZERNRECHNUNGSLEGUNG

4.1 Ordnungsmäßigkeit der Rechnungslegung

4.1.1 Konsolidierungskreis und Konzernabschlussstichtag

Konsolidierungskreis

Die im Konzernanhang (Anlage 1.2 zu diesem Bericht) gemachten Angaben zum Konsolidierungskreis sind vollständig und zutreffend. Die Vorschriften zur Einbeziehung bzw. Nichteinbeziehung und zur anteilmäßigen Konsolidierung und zur Bilanzierung von Beteiligungen an assoziierten Unternehmen wurden beachtet.

Der Kreis der in den Konzernabschluss im Wege der Vollkonsolidierung einbezogenen inländischen und ausländischen Gesellschaften ist im Anhang in Abschnitt 2 dargestellt.

Konzernabschlussstichtag

Der Konzernabschluss ist auf den Stichtag des Jahresabschlusses des Mutterunternehmens aufgestellt, der – mit Ausnahme der CSC Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde – zugleich auch der Abschlussstichtag aller einbezogenen Tochterunternehmen und at Equity konsolidierten Unternehmen ist. Bei CSC Pratt & Whitney Canada Customer Service Centre Europe GmbH mit einem abweichenden Abschlussstichtag wurde kein Zwischenabschluss als Grundlage für die Konsolidierung aufgestellt; Vorgänge zwischen dem jeweiligen Abschlussstichtag und dem Konzernabschlussstichtag von besonderer Bedeutung für die Vermögens-, Finanz- und Ertragslage dieses Unternehmens wurden in der Konzernbilanz und der Konzern-Gewinn- und Verlustrechnung berücksichtigt.

4.1.2 Ordnungsmäßigkeit der in den Konzernabschluss einbezogenen Jahresabschlüsse

Die nach § 317 HGB bzw. nach den Anforderungen der 8. EU-Richtlinie geprüften einbezogenen Jahresabschlüsse haben jeweils einen uneingeschränkten Bestätigungsvermerk erhalten.

Die Anpassung der Jahresabschlüsse der einzubeziehenden Unternehmen an die für das Mutterunternehmen anwendbaren Bilanzierungsgrundsätze nach IFRS und an die konzerneinheitliche Bewertung wurde ordnungsgemäß durchgeführt. Soweit nach ausländischem Recht aufgestellte Jahresabschlüsse anzupassen waren, wurde uns die Ordnungsmäßigkeit der Überleitung von den jeweiligen Abschlussprüfern bestätigt.

Abschließend stellen wir fest, dass die in den Konzernabschluss einbezogenen Jahresabschlüsse ordnungsgemäß sind.

4.1.3 Konzernabschluss

Der Konzernabschluss zum 31. Dezember 2004 ist diesem Bericht als Anlage 1.2 beigefügt.

Der Konzernabschluss wurde ordnungsgemäß aus den einbezogenen Jahresabschlüssen abgeleitet. Die angewandten Konsolidierungsmethoden stehen im Einklang mit den International Financial Reporting Standards. Die Konsolidierungsbuchungen wurden zutreffend fortgeführt.

Die International Financial Reporting Standards zur Gliederung, Bilanzierung und Bewertung sowie zum Konzernanhang, zur Konzern-Eigenkapitalveränderungsrechnung und zur Konzern-Kapitalflussrechnung wurden eingehalten.

4.1.4 Konzernlagebericht

Der Konzernlagebericht für das Geschäftsjahr 2004 ist diesem Bericht als Anlage 1.1 beigefügt.

Nach dem Ergebnis unserer Prüfung steht der Konzernlagebericht im Einklang mit dem Konzernabschluss und den bei der Prüfung gewonnenen Erkenntnissen und vermittelt eine zutreffende Vorstellung von der Lage des Konzerns. Die wesentlichen Risiken der künftigen Entwicklung werden zutreffend dargestellt. Die Angaben nach § 315 Abs. 2 HGB sind vollständig und zutreffend. Der Konzernlagebericht entspricht somit den gesetzlichen Vorschriften.

4.1.5 Befreiende Wirkung des Konzernabschlusses nach IFRS

Gemäß § 321 Abs. 2 Satz 1 HGB stellen wir fest, dass der um einen Konzernlagebericht sowie um weitere Erläuterungen gemäß § 292a HGB ergänzte Konzernabschluss, der nach International Financial Reporting Standards (IFRS) aufgestellt wurde, im Einklang mit der 7. EU-Richtlinie steht und in seiner Aussagekraft derjenigen eines nach den deutschen handelsrechtlichen Vorschriften aufgestellten Konzernabschlusses und Konzernlageberichts gleichwertig ist. Der Konzernabschluss insgesamt erfüllt die Voraussetzungen des § 292a HGB und ist damit geeignet, bei Offenlegung nach §§ 325, 328 HGB die MTU Aero Engines Erste Holding GmbH, München, als Mutterunternehmen von der Pflicht zu befreien, einen Konzernabschluss und einen Konzernlagebericht nach deutschem Handelsrecht aufzustellen.

4.2 Gesamtaussage des Konzernabschlusses

4.2.1 Feststellungen zur Gesamtaussage des Konzernabschlusses

Wir nehmen auf unsere nachfolgenden Erläuterungen zur Gesamtaussage des Konzernabschlusses Bezug. Der Konzernabschluss insgesamt, d.h. das Zusammenwirken von Konzern-Gewinn- und Verlustrechnung, Konzernbilanz, Konzern-Eigenkapitalveränderungsrechnung, Konzern-Kapitalflussrechnung sowie Konzernanhang, vermittelt in Übereinstimmung mit den International Financial Reporting Standards ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage sowie der Zahlungsströme des Geschäftsjahres des Konzerns.

4.2.2 Erläuterungen zur Gesamtaussage des Konzernabschlusses

Im Folgenden werden wesentliche Bewertungsgrundlagen dargestellt.

Wesentliche Bewertungsgrundlagen

Zum 1. Januar 2004 wurden sämtliche Anteile an der operativ tätigen MTU Aero Engines GmbH vom DaimlerChrysler Konzern zum Kaufpreis von Mio. EUR 1.041 erworben. Die bilanzielle Abbildung des Erwerbs erfolgte unter Anwendung von IFRS 3 nach der Erwerbsmethode unter Ansatz von Zeitwerten („fair values") für die erworbenen Vermögenswerte und die übernommenen Schulden. Für die Ermittlung der Zeitwerte der einzelnen Triebwerksprogramme und der damit zusammenhängenden programmunabhängigen Technologien wurden die Ergebnisbeiträge der einzelnen Programme über die geschätzte Programmlaufzeit unter Anwendung risikoadjustierter Zinssätze zwischen 9,1 % und 14,1 % diskontiert. Die Ermittlung der Zeitwerte programmunabhängiger Technologien erfolgte unter Ansatz einer Lizenzpreisanalogie basierend auf der Lizenzersparnis beim Inhaber der Technologie. Kundenbeziehungen und Auftragsbestand wurden auf der Grundlage einer Margenbetrachtung bewertet. Für die vertragliche Verpflichtung zur Entwicklung der im entsprechenden Risk-and-Revenue-Sharing-Vertrag definierten Inhalte sind für die Verpflichtungen zur Durchführung bzw. Fertigstellung der Entwicklungsaktivitäten für die PW6000 und die GP7000 entsprechende Rückstellung gebildet, die wegen ihres längerfristigen Charakters abgezinst wurden. Für Sachanlagen sowie Betriebs- und Geschäftsausstattung wurden Zeitwertansätze auf der Grundlage von Indexberechnungen ermittelt. Die Zeitwerte für Grundstücke und Gebäude wurden gutachterlich errechnet. Die im Rahmen der Kaufpreisallokation ermittelten Zeitwerte sind im Einzelnen im Anhang der Gesellschaft in Abschnitt I.1.3. dargestellt. Der Teil des Kaufpreises, der nach der Zuordnung auf zu Zeitwerten ermittelte Vermögenswerte und Schulden verbleibt, wurde als Firmenwert übernommen. Nach Maßgabe von IFRS 3 werden Firmenwerte nicht mehr planmäßig abgeschrieben, sondern unterliegen einem jährlichen Werthaltigkeitstest.

Wir weisen in diesem Zusammenhang darauf hin, dass Prognosen sowie die diesen zugrunde liegenden Annahmen und Erwartungen aufgrund ihrer Zukunftsbezogenheit naturgemäß mit Unsicherheiten behaftet sind, die bei der Beurteilung der hieraus resultierenden Ergebnisse zu beachten sind.

Die Pensionsverpflichtungen sind nach IAS 19 unter Anwendung folgender Trendannahmen bzw. Zinssätze errechnet worden:

- Diskontierungssatz: 5,25 %
- Künftige Gehaltssteigerungen: 2,50 %
- Künftige Rentensteigerungen: 1,75 %

Umsatzrealisierungen bei angearbeiteten Wartungsaufträgen im zivilen Instandhaltungsgeschäft sowie beim Militärprogramm TP400 wurden entsprechend dem Leistungsfortschritt unter Anwendung der „percentage of completion method" vorgenommen. Soweit der Fertigstellungsgrad oder die Gesamtkosten bzw. Gesamterlöse nicht hinreichend verlässlich geschätzt werden können, werden die Auftragserlöse nur in Höhe der angefallenen Auftragskosten ohne Realisierung einer Ertragsmarge angesetzt.

4.3 Analyse der Vermögens-, Finanz- und Ertragslage des Konzerns

4.3.1 Kennzahlen

		2004
Umsatzerlöse	Mio. EUR	1.918
Umsatzkosten	Mio. EUR	1.685
Bruttoergebnis vom Umsatz	Mio. EUR	233
Investitionen in Sachanlagen ohne Sondereffekte	Mio. EUR	67
Ergebnis der gewöhnlichen Geschäftstätigkeit	Mio. EUR	6
Jahresergebnis	Mio. EUR	0
Cashflow	Mio. EUR	-177
Mitarbeiter	Anzahl	7.682
Bilanzsumme	Mio. EUR	2.719

4.3.2 Vermögens-, Finanz- und Ertragslage

Zur Analyse der Vermögens-, Finanz- und Ertragslage verweisen wir auf die Ausführungen der Gesellschaft im Lagebericht. Da der Erwerb der MTU Aero Engines-Gruppe durch die Gesellschaft bzw. deren Tochterunternehmen zum 1. Januar 2004 erfolgte, ist die Konzernbilanz zum 31. Dezember 2004 und die Konzerngewinn- und Verlustrechnung für das Geschäftsjahr 2004 nicht mit dem Vorjahr vergleichbar. Die im Konzernabschluss dargestellten Vorjahreszahlen umfassen lediglich den Zeitraum seit Errichtung des Mutterunternehmens bis zum Bilanzstichtag (15. Juli 2003 bis 31. Dezember 2003) in der rechtlichen Struktur wie sie vor der Akquisition der MTU Aero Engines GmbH bestanden hat. Zur Erläuterung der Finanz-, und Ertragslage im Lagebericht hat die Gesellschaft den Geschäftsjahreszahlen für 2004 entsprechende vergleichbare ungeprüfte Vorjahreszahlen gegenüber gestellt, die das operative Geschäft der MTU Aero Engines-Gruppe widerspiegeln. Im Anhang wird in Abschnitt I.1.3. der Erwerbsvorgang zum 1. Januar 2004 und dessen bilanzielle Auswirkungen dargestellt. Die in diesem Abschnitt entwickelten Bilanzzahlen zum 1. Januar 2004 können der Konzernbilanz zum 31. Dezember 2004 als Vergleichszahlen zur Analyse der Vermögenslage gegenüber gestellt werden.

5 WIEDERGABE DES BESTÄTIGUNGSVERMERKS

Wir haben dem Konzernabschluss, bestehend aus Gewinn- und Verlustrechnung, Bilanz, Eigenkapitalveränderungsrechnung, Kapitalflussrechnung sowie Anhang, und dem Konzernlagebericht für das Geschäftsjahr vom 1. Januar bis zum 31. Dezember 2004 der MTU Aero Engines Erste Holding GmbH, München, in der Fassung der Anlage 1 den folgenden, unter dem 27. April 2005 unterzeichneten, uneingeschränkten Bestätigungsvermerk erteilt:

„Bestätigungsvermerk des Abschlussprüfers

Wir haben den von der MTU Aero Engines Erste Holding GmbH, München, aufgestellten Konzernabschluss, bestehend aus Gewinn- und Verlustrechnung, Bilanz, Eigenkapitalveränderungsrechnung, Kapitalflussrechnung sowie Anhang, für das Geschäftsjahr vom 1. Januar bis zum 31. Dezember 2004 geprüft. Aufstellung und Inhalt des Konzernabschlusses nach den International Financial Reporting Standards (IFRS) liegen in der Verantwortung der Geschäftsführung der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung zu beurteilen, ob der Konzernabschluss den IFRS entspricht.

Wir haben unsere Konzernabschlussprüfung nach den deutschen Prüfungsvorschriften und unter Beachtung der vom Institut der Wirtschaftsprüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass mit hinreichender Sicherheit beurteilt werden kann, ob der Konzernabschluss frei von wesentlichen Fehlaussagen ist. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Nachweise für die Wertansätze und Angaben im Konzernabschluss auf der Basis von Stichproben beurteilt. Die Prüfung beinhaltet die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der Geschäftsführung sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Nach unserer Überzeugung vermittelt der Konzernabschluss in Übereinstimmung mit den IFRS ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage sowie der Zahlungsströme des Geschäftsjahres des Konzerns.

Unsere Prüfung, die sich auch auf den von der Geschäftsführung für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2004 aufgestellten Konzernlagebericht erstreckt hat, hat zu keinen Einwendungen geführt. Nach unserer Überzeugung gibt der Konzernlagebericht insgesamt eine zutreffende Vorstellung von der Lage des Konzerns und stellt die Risiken der künftigen Entwicklung zutreffend dar. Außerdem bestätigen wir, dass der Konzernabschluss und der Konzernlagebericht der MTU Aero Engines Erste Holding GmbH, München, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2004 die Voraussetzungen für eine Befreiung der Gesellschaft von der Aufstellung eines Konzernabschlusses und Konzernlageberichts nach deutschem Recht erfüllen."

6 SCHLUSSBEMERKUNG

Den vorstehenden Bericht über unsere Prüfung des Konzernabschlusses, bestehend aus Gewinn- und Verlustrechnung, Bilanz, Eigenkapitalveränderungsrechnung, Kapitalflussrechnung sowie Anhang, und des Konzernlageberichts für das Geschäftsjahr 2004 der MTU Aero Engines Erste Holding GmbH, München, erstatten wir in Übereinstimmung mit den gesetzlichen Vorschriften und den deutschen Grundsätzen ordnungsmäßiger Berichterstattung bei Abschlussprüfungen (Prüfungsstandard des Instituts der Wirtschaftsprüfer – IDW PS 450).

Zu dem von uns unter dem 27. April 2005 erteilten uneingeschränkten Bestätigungsvermerk verweisen wir auf Berichtsabschnitt 5 „Wiedergabe des Bestätigungsvermerks".

München, den 27. April 2005

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(Müller)	(Dr. Reitmayr)
Wirtschaftsprüfer	Wirtschaftsprüfer

Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft WIRTSCHAFTS-PRÜFUNGS-GESELLSCHAFT SIEGEL München

Für Veröffentlichungen oder die Weitergabe des Konzernabschlusses und/oder des Konzernlageberichts in einer von der testierten Fassung abweichenden Form sowie für den Fall der Übersetzung in andere Sprachen bedarf es zuvor unserer erneuten Stellungnahme, falls dabei der von uns erteilte Bestätigungsvermerk zitiert wird oder ein Hinweis auf unsere Konzernabschlussprüfung erfolgt; wir weisen hierzu auf die Bestimmungen des § 328 HGB hin.

MTU Aero Engines
Erste Holding GmbH
München

Konzernlagebericht und Konzernabschluss
zum 31. Dezember 2004

Konzernlagebericht der MTU Aero Engines Erste Holding GmbH, München zum 31. Dezember 2004

Der MTU Aero Engines Erste Holding GmbH Konzern (im Folgenden „MTU" oder „Gesellschaft" genannt) ist einer der weltweit größten Hersteller von Triebwerksmodulen und -komponenten und führender unabhängiger Anbieter von Instandhaltungsdienstleistungen für zivile Flugtriebwerke. Das Geschäft der Gesellschaft erstreckt sich auf die gesamte Laufzeit eines Triebwerksprogramms – von der Konstruktion über die Entwicklung, die Erprobung und die Produktion von neuen zivilen und militärischen Triebwerken und Ersatzteilen bis hin zu Instandhaltungsdienstleistungen für zivile und militärische Triebwerke.

Die Tätigkeit der MTU umfasst zwei Segmente: „Ziviles und Militärisches Triebwerksgeschäft" und „Zivile Instandhaltung". Im Geschäftsbereich ziviles und militärisches Triebwerksgeschäft entwickelt und fertigt die Gesellschaft Module und Komponenten sowie Ersatzteile für zivile Triebwerksprogramme. Bei militärischen Triebwerken leistet die MTU die Entwicklung und Produktion von Modulen und Komponenten für Triebwerke, die Fertigung der dazugehörigen Ersatzteile sowie Instandhaltungsdienstleistungen für diese Triebwerke. Der Geschäftsbereich zivile Instandhaltung umfasst die Aktivitäten der Gesellschaft auf dem Gebiet der Instandhaltung und der logistischen Betreuung ziviler Triebwerke.

Die Hauptkunden der MTU sind führende Triebwerkshersteller (sogenannte „OEMs"), wie Pratt & Whitney und General Electric, mit denen die Gesellschaft bei einer Reihe verschiedener Triebwerksfamilien eng zusammenarbeitet. Darüber hinaus ist die Gesellschaft Anteilseigner bei International Aero Engines („IAE"), einem Konsortium, dem auch Rolls-Royce angehört, und das die V2500 Triebwerksfamilie (Airbus A320) fertigt. Neben der Zusammenarbeit mit den großen OEMs bestehen Kooperationen bei einigen Projekten auch mit anderen Herstellern von Triebwerksmodulen und -komponenten wie Volvo Aero, ITP und Avio. Die Gesellschaft beteiligt sich an wichtigen militärischen Triebwerksprogrammen in Europa und ist über ihre Allianzen der Generalunternehmer für von der Bundeswehr eingesetzte militärische Triebwerke. Ferner ist sie für die Bundeswehr der größte externe Dienstleister im Bereich der militärischen Triebwerksinstandhaltung.

1. Entwicklung von Gesamtwirtschaft und Branche

- Passagier- und Frachtluftverkehr erholten sich im Jahr 2004
- Dies wirkt sich positiv auf das zivile Triebwerksgeschäft und die zivile Instandhaltung der MTU aus
- Das militärische Triebwerksgeschäft bleibt erwartungsgemäß stabil

Der Markt für zivile Flugzeugtriebwerke wird von der allgemeinen Konjunkturentwicklung, der Finanzlage der Fluggesellschaften, dem Passagier- und Frachtaufkommen sowie der Größe und dem Alter der weltweiten Flotte ziviler Flugzeuge beeinflusst. Insbesondere die Nachfrage nach zivilen Triebwerken ist eng mit der Nachfrage nach Passagier- und Frachtverkehr verbunden. Eine Erholung im Luftverkehrsaufkommen wirkt sich grundsätzlich erst mit einem gewissen zeitlichen Abstand auf den Absatz neuer Triebwerke aus, da Fluggesellschaften üblicherweise ihre bestehende Flotte zunächst stärker nutzen, bevor sie neue Flugzeuge anschaffen. Der Absatz von Ersatzteilen ist im Allgemeinen hingegen weniger zyklisch, da Triebwerksmodule und -komponenten während der Nutzungsdauer eines Triebwerks in regelmäßigen, von Triebwerksherstellern und Luftfahrtbehörden vorgeschriebenen Abständen erneuert werden müssen. Darüber hinaus profitiert das Ersatzteilgeschäft zeitlich unmittelbar von einer Erholung des Luftverkehrs.

Die Ertragslage des Geschäftsbereichs zivile Instandhaltung ist eng mit der Menge an erbrachten Instandhaltungsdienstleistungen verbunden. Daher wird die Entwicklung des Geschäftsbereichs zivile Instandhaltung von der Anzahl der Flüge ziviler Flugzeuge und somit indirekt von den allgemeinen weltweiten Wirtschaftsbedingungen beeinflusst. Ein erheblicher Teil der Triebwerksinstandhaltungsarbeiten ist allerdings in bestimmten zeitlichen Abständen, die von den Triebwerksherstellern und den Luftfahrtbehörden festgelegt werden, erforderlich und hängt nicht allein von den absolvierten Flugstunden ab. Infolge dieser regelmäßigen Instandhaltungsarbeiten ist der Markt für zivile Instandhaltung in der Regel weniger zyklisch als der Markt für neue zivile Triebwerke.

Die gesamte Triebwerksindustrie verzeichnete bis zum Jahr 2001 ein starkes Wachstum. Nach den Terroranschlägen vom 11. September 2001 sanken Umsatzerlöse aufgrund der weltweit schlechten wirtschaftlichen Bedingungen und eines Rückgangs im Passagier- und Frachtverkehr. Nachfolgende Ereignisse wie der Irakkrieg und der Ausbruch von SARS verstärkten diesen Trend. Aktuelle Daten aus Branchenquellen deuten jedoch auf eine Erholung des weltweiten Passagier- und Frachtverkehrs hin, wobei das Verkehrsaufkommen im Jahr 2004 die zuvor erreichten Höchstwerte aus dem Jahr 2000 überstieg. Nach Angaben der IATA nahm der Passagierverkehr (gemessen in Passagier-Kilometern) im Jahr 2004 um 15,3 % und der Frachtverkehr (gemessen in Frachtleistung) um 13,4 % zu (jeweils im Vergleich zum Jahr 2003).

Das militärische Triebwerksgeschäft ist durch langfristige Allianzen zur Entwicklung und Produktion von militärischen Triebwerken geprägt. Abnahmemengen für Neutriebwerke sind mit den nationalen Kunden bei Beginn eines Programms bereits vereinbart, die Entwicklung, Produktion und Lieferung dieser Triebwerke erstreckt sich dann über zahlreiche Jahre. Das Geschäft hat sich erwartungsgemäß stabil entwickelt, und ist derzeit überwiegend bestimmt durch die Produktion der neuen Eurofighter Triebwerke EJ200, das im Gegenzug zurückgehende Geschäft mit Ersatzteilen und Instandhaltungsdienstleistungen für das RB199 Triebwerk für den Panavia Tornado, der bei den meisten Streitkräften, inklusive der Bundeswehr, durch den Eurofighter ersetzt wird, sowie die Entwicklung des TP400 Triebwerks für das zukünftige Airbus A400M Transportflugzeug.

2. Hinweise zur Rechnungslegung

Der Konzernabschluss der MTU wurde nach den International Financial Reporting Standards (IFRS), unter Berücksichtigung der Interpretationen des International Financial Reporting Interpretations Committee, aufgestellt. Die im Konzernabschluss konsolidierten Gesellschaften sind im Konzernanhang unter Punkt I., 2. (Konsolidierungskreis) aufgeführt. Dabei ist zu berücksichtigen, dass die MTU Aero Engines GmbH mit Wirkung ab 1. Januar 2004, dem Zeitpunkt des Erwerbs, in den Konzernabschluss einbezogen wurde.

In den folgenden Übersichten werden Zahlen der MTU unter den Überschriften „2003", „2004" und „2004 bereinigt" dargestellt. Werte „2003" und „2004" sind Zahlen aus den geprüften Abschlüssen. „2004 bereinigt" sind die um die unten beschriebenen Effekte des Purchase Accountings bereinigten Zahlen der MTU, die nicht von einem Abschlussprüfer geprüft sind.

Zur besseren Vergleichbarkeit wurden bei der Erläuterung der Finanz- und Ertragslage und Cash Flows auch Vorjahreszahlen gezeigt, die als „2003 angepasst" gekennzeichnet sind. Dabei handelt es sich um die konsolidierten Geschäftszahlen der früheren MTU Aero Engines GmbH. Diese angepassten Geschäftszahlen wurden aus dem geprüften HGB Konzernabschluss zum 31. Dezember 2003 unter Berücksichtigung notwendiger IFRS-Anpassungen hergeleitet. Eine Prüfung der angepassten Geschäftszahlen durch einen Abschlussprüfer ist nicht erfolgt.

Die Kommentierung der Vermögenslage basiert auf geprüften Bilanzen, wobei dem 31. Dezember 2004 vergleichbare Zahlen zum 1. Januar 2004 gegenüber gestellt werden, wie im Anhang unter Punkt I., 1.3. (Unternehmenserwerb) dargestellt.

Die Voraussetzungen zur Aufstellung eines befreienden Konzernabschlusses und Konzernlageberichtes gemäß § 292a HGB sind erfüllt.

3. Sondereinflüsse, die sich auf den Geschäftsverlauf und die Darstellung der Lage der MTU ausgewirkt haben

- Die Akquisition der MTU Aero Engines GmbH durch die Gesellschaft hat zu zahlreichen Einflüssen auf die Rechnungslegung geführt
- Währungseffekte haben einen signifikanten Einfluss auf die Ergebnisse der Gesellschaft
- Im Rahmen der Entwicklung neuer Triebwerksprogramme hat die Gesellschaft erhebliche Ausgaben für Forschung und Entwicklung getätigt

Erwerb der MTU durch von KKR beratene Fonds

Im Geschäftsjahr 2003 erwarben von Kohlberg Kravis Roberts & Co. Ltd (KKR) beratene Fonds die MTU Aero Engines GmbH von dem DaimlerChrysler-Konzern (die "Akquisition"). Die Anteile gingen mit rechtlicher Wirkung zum 1. Januar 2004 auf die MTU als mittelbare Erwerberin über. Aus der Akquisition heraus haben sich Sondereinflüsse auf den Geschäftsverlauf und die Lage der Gesellschaft ergeben, die nachfolgend beschrieben werden.

a) „Purchase Accounting"

Die Akquisition wurde unter Anwendung der Erwerbsmethode (im Folgenden „Purchase Accounting") bilanziert, d.h. die Gesellschaft hat zum 1. Januar 2004 eine Verteilung der Anschaffungskosten für die Anteile an der MTU Aero Engines GmbH vorgenommen und dabei die erworbenen identifizierbaren Vermögenswerte und Schulden mit den beizulegenden Zeitwerten am Erwerbsstichtag bewertet. Die aus der Anwendung von Purchase Accounting resultierenden wesentlichen Effekte zum 1. Januar 2004 lassen sich für das abgelaufene als auch für zukünftige Geschäftsjahre wie folgt zusammenfassen:

- Die Barwerte zukünftiger Ergebnisbeiträge aus der Serien- und Ersatzteilphase von Triebwerksprogrammen in Höhe von € 377,5 Mio. wurden als immaterielle Vermögenswerte aktiviert. Hieraus wird in zukünftigen Geschäftsjahren eine Ergebnisbelastung in Höhe der Abschreibungen resultieren, die sich nach der verbleibenden Laufzeit der einzelnen Programme richtet. Darüber hinaus wurden programmunabhängige Technologien und Kundenbeziehungen als immaterielle Vermögenswerte aktiviert
- Aus Sicht der MTU wurden durch die Akquisition bis dato nicht realisierte Gewinne aus Devisentermingeschäften in Höhe von € 166,0 Mio. behandelt, als ob sie durch die Akquisition realisiert worden wären; diese werden somit zukünftig nicht mehr die Gewinn- und Verlustrechnung der Gesellschaft beeinflussen.

- Es wurden Rückstellungen in Höhe von € 145,5 Mio. für die Verpflichtungen der Gesellschaft gebildet, bestimmte Entwicklungsaktivitäten im Rahmen der sich in der Entwicklung befindlichen Triebwerksprogramme (insbesondere GP7000 und PW6000) durchzuführen. Die hiernach zurückgestellten Kosten führen somit nicht mehr zu einer Ergebnisbelastung nachfolgender Geschäftsjahre.

- Aus der Neubewertung des beweglichen Sachanlagevermögens hat sich eine Erhöhung der bis dahin bilanzierten Werte um € 145,1 Mio. ergeben. Unter Berücksichtigung geschätzter Restnutzungsdauern resultieren hieraus zusätzliche jährliche Abschreibungen, die in 2004 € 47,2 Mio. betragen und in den nächsten drei Jahren jeweils € 39,7 Mio., € 25,0 Mio. und € 13,2 Mio. Der dann noch verbleibende Buchwert von € 20,0 Mio. wird über weitere 10 Jahre abgeschrieben.

- Aus der Neubewertung der Vorratsbestände resultiert eine Erhöhung der bis dahin bilanzierten Werte um € 29,7 Mio., um dem unter Berücksichtigung des Fertigstellungsgrades enthaltenen Gewinnen zum Zeitpunkt der Akquisition Rechnung zu tragen. Da sich diese Bestände im abgelaufenen Geschäftsjahr vollständig umgeschlagen haben, hat sich hieraus infolge der höheren Herstellungskosten eine zusätzliche Ergebnisbelastung von € 29,7 Mio. ergeben.

Der verbleibende, aktivische Unterschiedsbetrag in Höhe von € 380,6 Mio. wurde als Goodwill aktiviert.

b) Finanzierung der Akquisition

Daneben hat MTU in Verbindung mit der Akquisition erhebliche Schulden aufgenommen, die sich auf das Finanzergebnis der Gesellschaft ausgewirkt haben und im Abschnitt „Erläuterungen zur Finanzlage" ausführlich beschrieben werden.

Währungseffekte

MTU tätigt wesentliche Transaktionen in anderen Währungen als dem Euro, insbesondere in US-Dollar. Daher wirken sich Wechselkursschwankungen zwischen dem Euro und dem US-Dollar sowie anderen Währungen auf die Ergebnisse der Gesellschaft aus. Ein Vergleich des durchschnittlichen Wechselkurses im Jahr 2004 (€ 1,00 zu US$ 1,2438) mit dem des Jahres 2003 (€ 1,00 zu US$ 1,1304) zeigt, dass der Wert des Euro gegenüber dem US-Dollar in diesem Zeitraum um 10 % gestiegen ist. Folglich wurden die Umsatzerlöse und die operative Marge der Gesellschaft beeinträchtigt, da der Großteil der Umsatzerlöse der Gesellschaft in den Geschäftsbereichen ziviles Triebwerksgeschäft und zivile Instandhaltung auf US-Dollar und ein wesentlicher Teil ihrer Aufwendungen auf Euro lauten. Um die Währungseffekte auf ihre Ertragslage abzuschwächen, schließt die Gesellschaft regelmäßig Devisentermingeschäfte ab. Im Geschäftsjahr zum 31. Dezember 2004 betrug der Überschuss an US-Dollar brutto (Differenz zwischen den Mittelzuflüssen und den Mittelabflüssen der Gesellschaft in US-

Dollar, ohne auf US-Dollar lautende Zins- und Tilgungszahlungen) ca. US$ 493 Mio. Nach Berücksichtigung der auf US-Dollar lautenden Mittelabflüsse für planmäßige und vorzeitige Tilgung, einschließlich Zinsen und Gebühren, betrug der Netto-Überschuss an US-Dollar US$ 195 Mio. Zum 31. Dezember 2004 hatte die Gesellschaft Devisenterminkontrakte für den US-Dollar/Euro-Wechselkurs mit einem Nennbetrag in Höhe von US$ 195 Mio. zu einem durchschnittlichen Kurs von US$ 1,2553 abgeschlossen.

Zur Steuerung des Wechselkursrisikos gehörte es in den letzten Jahren zur Geschäftspolitik, eine Prognose hinsichtlich der Differenz zwischen den erwarteten auf US-Dollar lautenden Mittelzuflüssen und den auf US-Dollar lautenden Mittelabflüssen für die nächsten zwölf Quartale zu erstellen.

Bei der Festlegung der Höhe der Absicherung für die Jahre 2004 und 2005 wurden die notwendigen Rückzahlungen und die erwarteten vorzeitigen Tilgungen im Rahmen des zur Finanzierung der Akquisition abgeschlossenen Senior Facilities Agreement, das teilweise auf US-Dollar lautete, ebenso berücksichtigt wie auf US-Dollar lautende Zinszahlungen und Gebühren.

Angesichts der Kosten für die Terminkontrakte und der erwarteten Zahlungen rückte die Gesellschaft ausnahmsweise von ihrer Absicherungspolitik ab und schloss bisher für das dritte und vierte Quartal 2006 keine Devisenterminkontrakte ab.

Zum Zeitpunkt der Akquisition hatte die MTU Aero Engines GmbH mit DaimlerChrysler Devisentermingeschäfte in einem Umfang von US$ 660 Mio. und einem Marktwert (Nettobarwert) von ca. € 161 Mio. auf Basis des zu diesem Zeitpunkt gültigen Wechselkurses von € 1,00 = US$ 1,25 abgeschlossen. Die Kontrakte wären in den Jahren 2004 bis 2006 fällig geworden und hätten zu dem zum Zeitpunkt der Akquisition geltenden Wechselkurs das Ergebnis der Gesellschaft in den Jahren 2004, 2005 und 2006 um € 75 Mio., € 61 Mio. bzw. € 30 Mio. erhöht, da die Kursgewinne aus diesen Verträgen zum Zeitpunkt der Fälligkeit jedes Kontraktes in den Umsatzerlösen erfasst worden wären.

Ohne die Wirksamkeit dieser Absicherungen faktisch zu berühren wurden aus Sicht der MTU im Rahmen der Akquisition diese Kontrakte und damit einhergehend, die bis dahin unrealisierten Gewinne erworben, so dass auf Grund des Purchase Accounting bei der tatsächlichen Fälligkeit der Kontrakte diese Kursgewinne nicht mehr ergebniswirksam in den Umsatzerlösen erfasst werden.

Im Rahmen der Akquisition übertrug DaimlerChrysler als Gegenpartei der Devisenterminkontrakte seine Verpflichtungen auf Blade Forex UK Ltd. ("Blade Forex"), ein verbundenes Unternehmen der Gesellschaft. DaimlerChrysler zahlte für die Übernahme der Verpflichtungen € 161 Mio. an Blade Forex. Anschließend gewährte Blade Forex der MTU Aero Engines ein Darlehen in derselben Höhe zuzüglich einer weiteren € 1 Mio. Bei Fälligkeit dieser jeweiligen Devisenterminkontrakte entstand für MTU Aero Engines eine Forderung gegen Blade Forex, die anschließend mit dem Darlehen verrechnet wurde. Die Verschuldung von MTU Aero Engines ging entsprechend zurück.

Im ersten Quartal 2005 beendete die Gesellschaft die noch bestehenden Devisenterminkontrakte, die sie zum Zeitpunkt der Akquisition von DaimlerChrysler übernommen hatte. Zum Zeitpunkt der Beendigung hatten diese Kontrakte ein Volumen von US$ 320 Mio. und einen Marktwert von € 71 Mio.

Für die Absicherung des seit der Akquisition eingegangenen Fremdwährungsrisikos erfüllt die MTU in Bezug auf ihre Terminkontrakte die Voraussetzungen des Hedge Accounting. Folglich werden die Gewinne oder Verluste aus diesen Kontrakten in der Periode erfasst, in der die abgesicherte Transaktion realisiert wird.

Forschung und Entwicklung

Im Rahmen der Entwicklung neuer Triebwerksprogramme muss die Gesellschaft erhebliche Ausgaben für Forschung und Entwicklung tätigen. Zusätzlich muss sie in Spezialwerkzeuge und -anlagen für die Produktion neuer Triebwerksmodule und -komponenten investieren.

Nach IFRS sind Entwicklungsausgaben, die direkt mit der Entwicklung eines Triebwerksprogramms zusammenhängen, zu aktivieren und die aktivierten Beträge über den Zeitraum abzuschreiben, über den die Gesellschaft mit

Umsatzerlösen aus dem Triebwerksprogramm rechnet. Der Abschreibungszeitraum beginnt ab der Lieferung des ersten Triebwerks. Der Abschreibung erfolgt über die erwartete Programmlaufzeit.

Im Rahmen des Purchase Accounting hat MTU mit Wirkung zum 1. Januar 2004 eine Rückstellung (die „F&E-Rückstellung") in Höhe ihrer Entwicklungsverpflichtungen im Rahmen ihrer Triebwerksprogramme GP7000 und PW6000 gebildet. Mittel, die die Gesellschaft zur Erfüllung dieser Verpflichtungen aufwendet, werden als Inanspruchnahme der F&E-Rückstellung gebucht.

In den Geschäftsjahren zum 31. Dezember 2003 und 2004 gab die Gesellschaft € 171,1 Mio. bzw. € 155,9 Mio. für selbstfinanzierte Forschung und Entwicklung aus; davon wurden 2003 € 122,8 Mio. aktiviert. Im Jahr 2004 wurden € 98,2 Mio. der Forschungs- und Entwicklungsausgaben als eine teilweise Inanspruchnahme der F&E-Rückstellung erfasst. Ohne die Anwendung von Purchase Accounting wäre dieser Betrag aktiviert worden. Zum 31. Dezember 2004 betrug die F&E-Rückstellung in der Bilanz € 52,1 Mio. und setzte sich aus einer kurzfristigen Rückstellung in Höhe von € 31,2 Mio. und einer langfristigen Rückstellung in Höhe von € 20,9 Mio. zusammen.

Alle aktivierten oder durch die teilweise Inanspruchnahme der F&E-Rückstellung erfassten Beträge spiegeln die Entwicklungskosten der Triebwerke GP7000 und PW6000 wider. Aufgrund der zeitgleichen Entwicklung dieser beiden wichtigen neuen Triebwerke erreichten die Gesamtausgaben der Gesellschaft für Forschung und Entwicklung im Jahr 2003 ihren Höhepunkt, als die selbstfinanzierten Forschungs- und Entwicklungsausgaben der Gesellschaft 8,8 % ihrer Umsatzerlöse betrugen. 2004 entsprachen die selbstfinanzierten Forschungs- und Entwicklungsausgaben 8,1 % der Umsatzerlöse. Bei diesen beiden Triebwerksprogrammen ist die Entwicklungsphase fast abgeschlossen. Daher rechnet die Gesellschaft kurzfristig mit einem Rückgang der selbstfinanzierten Forschungs- und Entwicklungsausgaben, und zwar sowohl in absoluten Zahlen als auch im Verhältnis zu den Umsatzerlösen.

4. Erläuterungen zum Geschäftsverlauf und zur Ertragslage der Gesellschaft

- MTU erzielte 2004 einen stabilen Umsatz im Vergleich zum Vorjahr
- Das Ergebnis, bereinigt um Einmaleffekte, konnte erheblich gesteigert werden

Ergebnisübersicht

In Mio € bis auf Prozentzahlen	Geschäftsjahr zum 31. Dezember							
	2003	**%**	**2003 angepasst**	**%**	**2004**	**%**	**2004 bereinigt**	**%**
Umsatzerlöse	—	—	1,952.2	100	1,918.0	100	1,992.5[1]	100
Umsatzkosten	—	—	(1,569.2)	80	(1,627.6)	85	(1,538.1)[2]	77
Bruttoergebnis	—	—	**383.0**	**20**	**290.4**	**15**	**454.4**	**23**
Forschungs- und Entwicklungskosten	—	—	(48.3)	2	(57.7)	3	(57.7)	3
Vertriebs- und allgemeine Verwaltungskosten	(0.0)	—	(131.0)	7	(155.6)	8	(155.6)	8
Sonstige betriebliche Erträge (Aufwendungen)	(0.0)	—	(0.3)	—	4.0	—	4.0	—
Betriebliches Ergebnis	**(0.0)**	—	**203.4**	**10**	**81.1**	**4**	**245.1**	**12**
Finanzergebnis	(0.3)	—	(46.9)	2	(74.6)	4	(74.6)	4
Ergebnis vor Steuern	**(0.3)**	—	**156.5**	**8**	**6.5**	—	**170.5**	**9**
Steuern vom Einkommen und Ertrag	—	—	(93.3)	5	(6.3)	—	(6.3)	—
Minderheitsgesellschafter (Verlustanteil)	—	—	—	—	—		—	
Nettoergebnis	**(0.3)**	—	**63.2**	**3**	**0.2**	—	**164.2**	**8**

1. Umsatzerlöse bereinigt, um Ergebnisse aus Devisenterminkontrakten zu zeigen, die ohne Purchase Accounting entstanden wären.
2. Umsatzkosten bereinigt um Effekte des Purchase Accounting, insbesondere Abschreibungen in Höhe von € 62,5 Mio. und den Effekt aus der Umbewertung von Vorräten (+ €27,0 Mio.).

Auftragsbestand

Der Auftragsbestand der MTU besteht aus festen Bestellungen, also Aufträgen, gemäß denen die Gesellschaft zur Lieferung von Produkten bzw. Erbringung von Dienstleistungen und ihre Kunden zur Annahme und Zahlung dieser Produkte und Dienstleistungen verpflichtet ist. Der Auftragsbestand wird folgendermaßen berechnet:

- Der Auftragsbestand umfasst alle Aufträge, die der Gesellschaft direkt von einem Kunden, vom Endkunden eines zivilen Triebwerksprogramms oder vom Kunden eines Konsortiums für militärische Triebwerke erteilt werden.

- Der Auftragsbestand bezüglich des Verkaufs ziviler Triebwerke wird zum Listenpreis ausgewiesen und spiegelt keine Preisnachlässe (Konzessionen) wider (die in den Umsatzkosten enthalten sind).

- Der Auftragsbestand für die zivile Instandhaltung bezieht sich auf Aufträge für zur Wartung gelieferte Triebwerke. Geschätzte zukünftige Bestellungen im Rahmen von langfristigen Servicevereinbarungen oder „Fly-by-Hour bzw. Power-by-the-Hour"-Verträgen, die auf den geschätzten Flugstunden während der Laufzeit des Vertrags basieren, sind im Auftragsbestand nicht enthalten. Das heißt, dass der Auftragsbestand für die zivile Instandhaltung verhältnismäßig niedrig ist.

- Wenn Umsatzerlöse für Teile des Auftragsbestands realisiert sind, wird ein entsprechender Betrag vom Auftragsbestand abgezogen.

Bei Militärprogrammen bestellen die Kunden in der Regel bei Unterzeichnung des Produktionsvertrags eine feste Anzahl an Flugtriebwerken. Aus diesem Grund wird bei Vertragsunterzeichnung der gesamte Vertragswert im Auftragsbestand erfasst. Infolgedessen wird der Auftragsbestand bei den militärischen Triebwerken im Hinblick auf Bestellungen für ein bestimmtes Triebwerk über einen langen Zeitraum reduziert, entsprechend dem mit dem jeweiligen Kunden vereinbarten Lieferzeitplan. Bestellungen für zivile Triebwerke gehen hingegen von Zeit zu Zeit ein und kommen häufig vermehrt, wenn ein neues Triebwerk auf den Markt gebracht wird oder wenn gezielte Marketingkampagnen für einzelne Triebwerksprogramme betrieben werden. Ersatzteilaufträge werden häufig in der Periode ausgeführt, in der der Auftrag eingeht. Folglich umfasst der Auftragsbestand der Gesellschaft im Allgemeinen keine wesentlichen Beträge für Ersatzteile.

Die nachstehende Tabelle zeigt den Auftragsbestand der Gesellschaft:

Auftragsbestand

	Geschäftsjahr zum 31. Dezember	
(in Mio. €)	**2003 angepasst**	**2004**
Ziviles und Militärisches Triebwerksgeschäft	2.921,7	3.236,6
Davon:		
Ziviles Triebwerksgeschäft	1.679,1	1.519,3
Militärisches Triebwerksgeschäft	1.242,6	1.717,3
Zivile Instandhaltung	137.9	171,7
Gesamt	**3.059,6**	**3.408,3**

Zum 31. Dezember 2004 belief sich der Auftragsbestand der Gesellschaft auf € 3.408,3 Mio. (Vorjahr: € 3.059,6 Mio.). Der Anstieg ist unter anderem auf den Eingang von Bestellungen für die zweite Tranche des Triebwerks EJ200 im Dezember 2004 zurückzuführen.

Umsatzerlöse

Im Vergleich zum Vorjahr gingen die Umsatzerlöse im abgelaufenen Geschäftsjahr um € 34,2 Mio. bzw. 1,8 % auf € 1.918,0 Mio. zurück. Nach Bereinigung um Effekte des Purchase Accounting sind die Umsatzerlöse im Jahr 2004, verglichen mit dem Jahr 2003, um € 40,3 Mio., bzw. 2,1 %, auf € 1.992,5 Mio. gestiegen.

Obwohl das Geschäftsfeld zivile Triebwerke 2004 allmählich von der wirtschaftlichen Erholung profitierte, sanken die Umsatzerlöse im Berichtszeitraum aufgrund ungünstiger Wechselkursentwicklungen um € 64,2 Mio. bzw. 8,5 % auf € 879,9 Mio. (2003 € 944,1 Mio.). Nach

Bereinigung um die Effekte des Purchase Accounting haben die Umsatzerlöse des Geschäftsfelds zivile Triebwerke im Jahr 2004 € 954,4 Mio. betragen. Die Umsatzerlöse aus dem Verkauf von Modulen und Komponenten für neue Triebwerke blieben trotz ungünstiger Wechselkursentwicklung zum US-Dollar stabil (bei Zugrundelegung der tatsächlichen Wechselkurse). Die Umsatzerlöse aus dem Ersatzteilverkauf sanken 2004, was vor allem auf die ungünstige Wechselkursentwicklung zum US-Dollar zurückzuführen war. Gemessen in US Dollar sind die Umsatzerlöse aus dem Verkauf von Ersatzteilen 2004 gestiegen. Die wichtigsten Triebwerksprogramme, die am stärksten zum Umsatz bei Modulen und Komponenten für neue Triebwerke beitrugen, waren die Triebwerke V2500, PW2000 und CF6. Den größten Beitrag zum Ersatzteilverkauf leisteten die Triebwerke CF6, PW2000, V2500 sowie das JT8D-200.

Die Umsatzerlöse des Geschäftsfelds militärische Triebwerke stiegen um € 46,9 Mio. bzw. 10,5 %, und zwar von € 448,8 Mio. im Jahr 2003 auf € 495,7 Mio. im Jahr 2004. Die Hauptgründe für diesen Anstieg waren die Umsatzerlöse aus dem Triebwerksprogramm TP400, der Beginn der Serienproduktion für das Triebwerk EJ200 und der Produktionsbeginn für das Triebwerk MTR390. Dieser Zuwachs wurde teilweise von einem Umsatzrückgang beim Triebwerksprogramm RB199 aufgezehrt, der auf der gegenwärtigen Verringerung der Flugstunden des Panavia Tornados, der Verzögerung des kooperativen Modells für das RB199-Programm (nach dem die Gesellschaft für die Bundeswehr umfangreiche Instandhaltungs-, Betreuungs- und logistische Dienstleistungen erbringt) und dem Rückgang der Geschäftstätigkeit im Bereich militärische Instandhaltung mit Saudi-Arabien beruht.

Die Umsatzerlöse aus der zivilen Instandhaltung sanken um € 15,8 Mio. oder 2,7 % von € 591,7 Mio. im Jahr 2003 auf € 575,9 Mio. im Jahr 2004. Der Rückgang der Umsatzerlöse aus der zivilen Instandhaltung ist zum einen Wechselkursbedingt, und auch auf die gesunkenen Umsätze der MTU Canada aufgrund des Konkurses der Air Canada zurückzuführen. Infolge des Konkurses sanken die Umsatzerlöse der MTU Canada aus der zivilen Instandhaltung von € 53,0 Mio. im Jahr 2003 auf € 27,8 Mio. im Jahr 2004. Obwohl die MTU Hannover durch Kündigung der Vertragsbeziehungen durch Federal Express mit Wirkung zum Juni 2003 ihren größten Kunden verlor, gelang es der Gesellschaft, das verlorene Geschäft durch eine Reihe von Verträgen mit anderen Kunden, wie der Saudi Arabian Airlines und der Atlas Air, zu ersetzen.

Ergebnis vor Finanzergebnis

Das Ergebnis vor Finanzergebnis, häufig als EBIT (Earnings before Interest and Tax) bezeichnet, und bereinigt um Einmaleffekte und Entwicklungskosten, ist mit 176,2 Mio. Euro gegenüber 2003 um 53,4 % gestiegen. Unter Berücksichtigung der vergleichbaren Abschreibungen (insgesamt 133,1 Mio. Euro, davon aus Zeitwertansätzen im Rahmen des Purchase Accountings 62,5 Mio. Euro) ergibt sich ein vergleichbares bereinigtes Ergebnis vor Finanzergebnis und Abschreibungen, das sog.

EBITDA (Earnings before Interest, Tax, Amortization und Depreciation) von 246,8 Mio. Euro, das um 40,4 % über dem Vorjahreswert von 175,8 Mio. Euro liegt.

Diese Ergebnisdarstellung entspricht den internen Steuerungsgrößen der MTU. Die Herleitung ist in der folgenden Tabelle dargestellt:

EBIT / EBITDA Berechnung

	Geschäftsjahr zum 31. Dezember	
(in Mio. €)	**2003 Angepasst**	**2004**
EBIT (Ergebnis vor Finanzergebnis)	203,5	81,1
Bereinigung um Effekte des Purchase Accountings:		
Effekt aus Kurssicherung		74,5
Bestandsbewertung		27,0
Mehrabschreibungen aus Zeitwerten		62,5
EBIT vor Effekten des Purchase Accounting	**203,5**	**245,1**
Bereinigung um Einmaleffekte und Entwicklungskosten		
Unter IFRS nicht wirksame Entwicklungskosten	-122,8	-98,2
Aufwand für Restrukturierungen	34,2	6,7
direkte Transaktionskosten		22,6
EBIT Bereinigt	**114,9**	**176,2**
EBITDA	264,4	214,2
Bereinigung um Effekte des Purchase Accountings:		
Effekt aus Kurssicherung		74,5
Bestandsbewertung		27,0
EBITDA vor Effekten des Purchase Accounting	**264,4**	**315,7**
Bereinigung um Einmaleffekte und Entwicklungskosten		
Unter IFRS nicht wirksame Entwicklungskosten	-122,8	-98,2
Aufwand für Restrukturierungen	34,2	6,7
direkte Transaktionskosten		22,6
EBITDA Bereinigt	**175,8**	**246,8**

Die wesentlichen Faktoren, die zu der erheblichen Steigerung des bereinigten EBITDA im Jahr 2004 im Vergleich zu 2003 beigetragen haben, sind zum einen erheblich gesunkene Entwicklungskosten für die Programme GP7000 und PW6000, erfolgreiche Steigerung der operativen Effizienz und Kostensenkung im Rahmen des Programms Impact 100, sowie höhere Umsätze im militärischen Triebwerksgeschäft, getrieben durch den Eurofighter.

Segmente und Geschäftsbereiche

MTU berichtet in zwei Segmenten, nämlich „Ziviles und militärisches Triebwerksgeschäft" und „Zivile Triebwerksinstandhaltung". Lediglich bei den Umsatzerlösen erfolgt eine weitere Aufteilung nach den Bereichen ziviles Triebwerksgeschäft, zivile Instandhaltung und militärisches Triebwerksgeschäft. Ebenfalls enthalten sind bestimmte Anpassungen, um die Effekte des Purchase Accountings zu eliminieren.

	Geschäftsjahr zum 31. Dezember							
(in Mio € bis auf Prozentzahlen)	2003	%	2003 angepasst	%	2004	%	2004 bereinigt	%
Umsatzerlöse	—	—	**1,952.2**	**100**	**1,918.0**	**100**	**1,992.5**	**100**
Davon:								
Ziviles und Militärisches Triebwerksgeschäft (vor Konsolidierungsanpassungen)	—	—	1,392.9	71	1,375.6	72	1,450.1	73
Davon:								
Ziviles Triebwerksgeschäft	—	—	944.1	48	879.9	46	954.4	48
Militärisches Triebwerksgeschäft	—	—	448.8	23	495.7	26	495.7	25
Zivile Instandhaltung (vor Konsolidierungsanpassungen)	—	—	591.7	30	575.9	30	575.9	29
Konsolidierung	—	—	(32.4)	(2)	(33.5)	(2)	(33.5)	(2)
Umsatzkosten	—	—	**(1,569.2)**	**100**	**(1,627.6)**	**100**	**(1,538.1)**	**100**
Davon:								
Ziviles und Militärisches Triebwerksgeschäft	—	—	(1,056.2)	67	(1,117.6)	69	(1,047.8)	68
Zivile Instandhaltung	—	—	(549.0)	35	(543.5)	33	(523.8)	34
Konsolidierung	—	—	36.1	(2)	33.5	(2)	33.5	(2)
Bruttoergebnis	—	—	**383.1**	**100**	**290.4**	**100**	**454.4**	**100**
Davon:								
Ziviles und Militärisches Triebwerksgeschäft	—	—	336.7	88	258.0	89	402.3	89
% Marge	—	—	24.2%		18.8%		27.7%	
Zivile Instandhaltung	—	—	42.7	11	32.4	11	52.1	11
% Marge	—	—	7.2%		5.6%		9.0%	
Konsolidierung	—	—	3.7	1	0.0	—	0.0	—

5. Erläuterungen zur Finanzlage

- MTU Aero Engines konnte die im Rahmen der Akquisition aufgenommene Verschuldung im Jahr 2004 erheblich reduzieren

Cashflow

(€ in Mio.)	Jahresende 31. Dezember, 2003 angepasst	2004
Nettoergebnis	63.3	0.2
Abschreibungen	60.8	133.1
Änderung Rückstellungen	7.5	(35.6)
Änderung des Working Capital	58.7	(22.5)
Aktivierte F&E	(122.8)	—
Änderung latente Steuern	39.1	(2.4)
Änderung sonstige Posten	0.2	0.1
Cashflow aus betrieblicher Geschäftstätigkeit	106.9	72.9
Cashflow aus Investitionstätigkeit[1]	(93.5)	(59.9)
Cashflow aus Finanzierungstätigkeit[2]	(286.1)	(190.3)
Veränderung der flüssigen Mittel	(272.6)	(177.2)

1 Ohne Berücksichtigung des Mittelabflusses von € 766,6 Mio. bei der Zahlung des Kaufpreises für die Akquisition.

2 Ohne Berücksichtigung des Mittelzuflusses von € 766,6 Mio. im Zusammenhang mit der Finanzierung der Akquisition durch Dritte

a) Cashflow aus der betrieblichen Geschäftstätigkeit

Der Cashflow aus der betrieblichen Geschäftstätigkeit betrug in 2004 € 72,9 Mio., ein Rückgang gegenüber dem Mittelzufluss von € 106,9 Mio. in 2003 in Höhe von € 34,0 Mio.. Die Verminderung in 2004 ist im Wesentlichen auf das höhere Nettoergebnis in 2003, mit der Akquisition in 2004 entstandene Ausgaben in Höhe von € 41,8 Mio. und die wesentlich höheren Zinszahlungen von € 24,5 Mio. in 2004 zurückzuführen. Das Nettoergebnis 2004 wurde negativ durch Restrukturierungskosten von € 6,7 Mio. beeinflusst, die allerdings im Vergleich zu 2003 (€ 34,2 Mio.) zurückgingen. In 2004 spiegelte das Nettoergebnis höhere Abschreibungen wider, überwiegend verursacht durch im Zusammenhang mit der Akquisition stehende Zuschreibungen zu den Buchwerten von Vermögenswerten, die aber nicht die Cashflows beeinflussten. Die Cashflows aus der betrieblichen Geschäftstätigkeit in 2004 wurden durch die Erhöhung von Forderungen aufgrund von zeitlichen Zahlungsverschiebungen bei wesentlichen Forderungen gegenüber Kunden beeinflusst, die erst im ersten Quartal 2005 zu Zahlungseingängen führten

und somit das Working Capital zum 31. Dezember 2004 um € 22,5 Mio. erhöht hatten.

b) Cashflow aus der Investitionstätigkeit

Im Geschäftsjahr 2004 verzeichnete die Gesellschaft im Zuge ihrer Investitionstätigkeit einen Mittelabfluss in Höhe von € 59,8 Mio., der sich aus einem Bruttomittelabfluss für Investitionen von € 65,9 Mio., verringert durch einen Barmittelzufluss aufgrund von Veräußerungen von Vermögenswerten und Rückzahlungen von € 6,1 Mio. zusammensetzt. Unter anderem hat MTU 2004 erheblich in Informationstechnologie zur Verbesserung der Produktionsverfahren investiert.

In 2003 verwendete die Gesellschaft im Zuge ihrer Investitionstätigkeit Barmittel in Höhe von € 93,5 Mio. Diese umfassten Investitionen von € 83,2 Mio. in immaterielle Vermögenswerte und Sachanlagen sowie weitere Investitionen in Höhe von € 16,3 Mio., vorherrschend in Finanzierungsleasingverträge am Standort Hannover. Diesen Investitionen standen Veräußerungen und Rückzahlungen in Höhe von € 6,6 Mio. gegenüber.

Die vorangehende Darstellung der Cashflows aus der Investitionstätigkeit enthält nicht Mittelabflüsse in Höhe von € 766,6 Mio. in 2004, die auf die Kaufpreiszahlung im Rahmen der Akquisition entfielen.

c) Cashflow aus der Finanzierungstätigkeit

Die Gesellschaft verzeichnete im Rahmen ihrer Finanzierungstätigkeit Mittelabflüsse im Geschäftsjahr 2004 in Höhe von € 190,3 Mio. und im Geschäftsjahr 2003 von € 286,1 Mio. Die Finanzierungstätigkeit bezog sich im Jahr 2004 in erster Linie auf die Tilgung von ca. € 201 Mio. des Senior Facilities Agreement, das zur Finanzierung der Akquisition abgeschlossenen worden war. Im Jahr 2003 bezog sich die Finanzierungstätigkeit fast vollständig auf Gewinnabführungen und andere Zahlungen an den DaimlerChrysler-Konzern.

Die vorangehende Darstellung der Cashflows aus der Finanzierungstätigkeit enthält nicht die Mittelzuflüsse von € 766,6 Mio. im Zusammenhang mit der Finanzierung der Akquisition.

Nettofinanzverbindlichkeiten

Die folgende Tabelle zeigt die Nettoverschuldung der Gesellschaft zum 1. Januar 2004 im Vergleich zum 31. Dezember 2004

(in Mio. €)	1.1.2004	31.12. 2004
Senior Notes (inkl. aufgelaufene Zinsen)		280,7
Senior Debt/ Mezzanine Debt[1]	672,7	186,1
Vendor Loan	175,0	185,5
Finanzierungsleasingverträge	54.2	51.9
Verbindlichkeiten gegenüber nahestehenden Unternehmen[2]	234,4	162,4
Total Finanzverbindlichkeiten	**1.136,2**	**866,6**
Barmittel	205.6	28.5
Nettofinanzverbindlichkeiten	**930,5**	**838,1**

1 Einschließlich Senior Facility, Mezzanine Loan und dem Darlehen der Province of British Columbia.
2 Einschließlich Gesellschafterdarlehen, Forex Darlehen und anderen Konzern-Darlehen.

In Zusammenhang mit der Akquisition schloss die Gesellschaft ein Senior Facilities Agreement über die Bereitstellung von Kreditlinien in Höhe von bis zu € 620,0 Mio. ab, von denen sie zum 1. Januar 2004 € 420,0 Mio. in Anspruch genommen hatte. Im März 2004 emittierte die MTU Aero Engines Investment GmbH, ein Tochterunternehmen der Gesellschaft, 8,25%ige Senior Notes mit einem Gesamtnennbetrag in Höhe von € 275,0 Mio. und Fälligkeit im Jahr 2014 (die „Senior Notes"). Die Erlöse aus der Emission der Senior Notes wurden für die vorzeitige Tilgung von € 33,7 Mio. der ausstehenden Beträge des Senior Facilities Agreement sowie für die Tilgung aller ausstehenden Beträge im Rahmen der Mezzanine-Zwischenfinanzierung aufgewendet, welche in Verbindung mit der Akquisition in Anspruch genommen wurde. Im Jahr 2004 wurden zusätzlich € 201,4 Mio. der Schulden aus dem Senior Facilities Agreement getilgt.

Im Zusammenhang mit der Finanzierung der Gesellschaft wurden der Gesellschaft ferner eine Verkäuferfinanzierung (die „Vendor Note") gewährt, sowie ein Gesellschafterdarlehen der Blade Lux Holding Two S.a.r.l. Zinsen auf beide Darlehen sind erst bei Fälligkeit der Kredite zu entrichten.

Wie bereits beschrieben wurde der Gesellschaft im Rahmen der Akquisition ein weiteres Darlehen durch die Blade Forex gewährt, welches im Zusammenhang mit Devisentermingeschäften stand, die zum Zeitpunkt der Akquisition zwischen der Gesellschaft und dem DaimlerChrysler-Konzern bestanden.

6. Erläuterungen zur Vermögenslage und zur Bilanzstruktur

Die Bilanzsumme sank im Jahr 2004 um € 196,4 Mio., hauptsächlich im Zusammenhang mit der Rückführung von Verschuldung.

Das Anlagevermögen reduzierte sich insgesamt um € 74,7 Mio.. Die immateriellen Vermögenswerte nahmen aufgrund planmäßiger Abschreibungen und durch Wechselkurseffekte um € 16,1 Mio. ab. Bei den Sachanlagen überstiegen die planmäßigen Abschreibungen von € 105,7 Mio. die Investitionen in Höhe von € 55,0 Mio., beeinflusst durch höhere Abschreibungen infolge der erhöhten Abschreibungen aufgrund des Purchase Accounting.

Das Finanzanlagevermögen ging um € 4,6 Mio. zurück. Verantwortlich dafür waren teilweise auch währungsbedingte Verluste aus at Equity bilanzierten Joint Ventures sowie Tilgungen bei langfristigen Ausleihungen.

Bei den übrigen langfristigen Forderungen trat eine Abnahme um € 51,6 Mio. ein, die auf die Realisierung der Zeitwerte von Devisenterminverkäufen zurückzuführen ist.

Der Anstieg der Vorräte im militärischen Triebwerksgeschäft gegenüber dem Vorjahr, im Wesentlichen durch die Serienfertigung der 1. Tranche des EJ200 bedingt, wurde durch die Erhaltenen Anzahlungen überkompensiert. Die Zunahme bei den MRO-Gesellschaften ist durch zunehmendes Auftragsvolumen bedingt.

Die Zunahme der Kundenforderungen zum Jahresende steht im Zusammenhang mit zeitlichen Zahlungsverschiebungen bei wesentlichen Forderungen gegenüber Kunden, die erst im ersten Quartal 2005 zu Einzahlungen führten. Der Bestand an Zahlungsmitteln mit € 28,5 Mio. am 31. 12. 2004 ist durch die beiden außerplanmäßigen Tilgungen bei den Bankkrediten (Senior Facilities) beeinflusst.

Das Eigenkapital erhöhte sich um € 15,8 Mio. (7,8%) im Wesentlichen infolge erfolgsneutraler Zubuchungen aufgrund von unrealisierten Gewinnen aus USD-Devisenterminverkäufen (Hedge Accounting).

Bei den Pensionsrückstellungen sind planmäßige Zuführungen erfolgt; Änderungen in der betrieblichen Altersversorgung sind nicht zu verzeichnen.

Der Abbau der Übrigen Rückstellungen gegenüber dem Vorjahr betrifft hauptsächlich den Verbrauch der Vorsorgen für vertragliche Entwicklungsverpflichtungen aus den Programmen GP7000 und PW6000. Andererseits sind die Verpflichtungen gegenüber der Belegschaft aus variablen Vergütungen angestiegen.

Die Zunahme der Liefer- und Leistungsverbindlichkeiten betrifft überwiegend das zivile und militärische Triebwerksgeschäft und hier programmspezifische Ver- pflichtungen.

Die höheren Erhaltenen Anzahlungen entfallen hauptsächlich auf das militärische Triebwerksgeschäft.

7. Mitarbeiter

Der Stand der Mitarbeiter zum jeweiligen Jahresende in den Segmenten zeigt folgende Tabelle:

Gesamtbelegschaft	31.12.2004	31.12.2003 angepasst	Veränderung
	Anzahl	Anzahl	Anzahl
Ziviles und militärisches Triebwerksgeschäft	5.469	5.985	-516
Zivile Triebwerkinstandhaltung	1.948	2.027	-79
Gesamt	7.417	8.012	-595

Aufgrund notwendiger strukturbedingter Personalanpassungsmaßnahmen am Standort München wurde mit dem Betriebsrat ein Sozialplan mit Interessenausgleich abgeschlossen. Dessen Realisierung erstreckt sich bis Anfang 2005 und wird größtenteils mit freiwilligen Ausscheidensvereinbarungen realisiert. Eine Stellenvermittlung über eine Placementagentur wurde den MitarbeiterInnen als Sozialplanleistung ergänzend angeboten und mit einer Vermittlungsquote von über 90 % erfolgreich genutzt.

Auch bei der MTU Maintenance Hannover wurde eine Betriebsvereinbarung zum Personalabbau eingeführt. Bei den übrigen Gesellschaften wurden ebenfalls Mitarbeiter abgebaut. Neueinstellungen erfolgten nur in Ausnahmefällen. Die Zahl der Auszubildenden blieb auf Vorjahresniveau.

8. Risiken der künftigen Entwicklung

- Das Geschäft der MTU Aero Engines ist von zahlreichen Marktrisiken geprägt
- Um diese Risiken so weit möglich systematisch zu erkennen und abzuwehren, unterhält die Gesellschaft ein konzernweites Risk-Management System
- Weiterhin kann die Gesellschaft durch Katastrophenrisiken bedroht werden, wogegen die MTU einen umfangreichen Versicherungsschutz hält
- Wechselkursrisiken wird durch eine systematische US-Dollar Hedging-Politik begegnet

Risk-Management

Die MTU ist in einem von intensivem Wettbewerb geprägten Umfeld tätig. Das Geschäft der Gesellschaft mit zivilen Triebwerken ist zyklisch und abhängig von der Entwicklung des Luftverkehrs und der finanziellen Lage der zivilen Luftfahrtbranche. Ein wesentlicher Teil der Umsatzerlöse der MTU aus dem Geschäft mit zivilen Antrieben geht auf „Risk-und-Revenue-Sharing-Verträge" zurück, die mit erheblichen Risiken verbunden sein können, u.a. einer mangelnden Kontrolle über die von den Verträgen abgedeckten Aktivitäten sowie Verluste aus Vorleistungen für Konstruktion und Entwicklung, Kostenüberschreitungen, Garantien, Gewährleistungen und Strafen. Außerdem ist die MTU damit in hohem Maße abhängig von einigen ihrer Partner. Lieferschwierigkeiten bei den Hauptzulieferern könnten die Produktion verzögern. Wechselkursschwankungen insbesondere des US-Dollars beeinflussen die Vermögens-, Finanz- und Ertragslage. Im Behördengeschäft bestehen Abhängigkeiten vom Verteidigungshaushalt in Deutschland oder anderen europäischen Ländern. Exportaktivitäten im militärischen Triebwerksbau unterliegen den Beschränkungen des Exportkontrollrechts. Sowohl im zivilen, als auch im militärischen Triebwerksgeschäft ist der Erfolg der Gesellschaft abhängig von ihren Forschungs- und Entwicklungsinitiativen. Es ist nicht gesichert, dass diese den Anforderungen der Kunden der Gesellschaft insbesondere in Bezug auf Zeit- und Kostenfaktoren gerecht werden.

Zur Vermeidung oder Minimierung der Risiken existiert in der MTU ein der Geschäftsführung zugeordnetes Risk-Management für die Erkennung, Bewertung und Begrenzung von Risiken. Anhand von einheitlichen Richtlinien für die MTU-Gesellschaften werden damit systematisch mehrmals im Jahr die Risiken identifiziert und mögliche Abwehrmaßnahmen festgelegt. Durch ein nach DIN EN ISO 14 001 zertifiziertes Umweltmanagement wird die Minimierung von Umweltrisiken angestrebt.

Marktrisiken

Um die Schwankungen des zivilen Flugzeugmarktes auszugleichen, verstärkt die MTU das Angebot in Richtung Bestandsmarkt. Die Marktzyklen für

Flugzeuge einerseits und für Wartungsleistungen sowie Ersatzteile andererseits verhalten sich in weiten Bereichen gegenläufig, wodurch ein Ausgleich der Marktrisiken erfolgt. Auch das weit gefächerte Angebot der MTU in nahezu allen Leistungsklassen der Flugtriebwerke und der stationären Gasturbinen schafft einen Risikoausgleich.

Katastrophenrisiken

Im Behördengeschäft – ohne Export – ist die MTU durch Freistellungen weitgehend von der Haftung für Produktrisiken befreit. Die verbleibenden Haftungen, insbesondere aus dem Zivilgeschäft, sind durch Versicherungen mit umfassender Deckung abgesichert. Hierzu zählt insbesondere die Luftfahrthaftpflicht. Die anderen bestandsgefährdenden Risiken aus Feuer und Betriebsunterbrechung sind ebenfalls versichert, wobei ab 2004 ein Selbstbehalt in Höhe von 250 TEuro gilt. Weitere Versicherungen bestehen für nicht bestandsgefährdende Risiken. Nicht versichert ist aufgrund der übermäßig hohen Prämien das Terrorrisiko.

Wechselkursrisiken

Die Wechselkursrisiken des Geschäfts betreffen überwiegend Exportüberschüsse der MTU-M und der inländischen Tochtergesellschaften aus dem US-Dollar-Raum. Einen wesentlichen Teil des Saldos aus US-Dollar-Einnahmen und -Ausgaben (Net Exposure) sichert die MTU durch Devisenterminverkäufe ab. Die derzeitigen Sicherungen reichen bis in das Jahr 2006. Daneben ergibt sich durch die teilweise auf USD umgestellte Fremdfinanzierung sowie durch zugehörige Währungs-Swaps für die Zinsen eine weitere Verminderung unseres USD-Exposures.

9. Wesentliche Ereignisse nach dem Bilanzstichtag

Im Februar 2005 zahlte MTU weitere € 79,2 Mio. ihrer Verschuldung unter dem Senior Facilities Agreement vorzeitig zurück. Im März 2005 schloss die Gesellschaft eine neue revolvierende Kreditlinie ab, die das Senior Facilities Agreement ersetzte. Gleichzeitig wendete die Gesellschaft weitere € 48,9 Mio. zur Tilgung von Bankverbindlichkeiten auf.

Durch die Kreditlinie stehen der Gesellschaft € 250 Mio. zur Verfügung, die sie zur Erfüllung ihres Bedarfs an Working Capital oder für andere allgemeine Unternehmenszwecke verwenden kann.

Weiterhin wurden im März 2005 die übrigen Devisentermingeschäfte aus der Zeit vor der Akquisition gekündigt, und im selben Schritt das Darlehen durch Blade Forex aufgehoben, welches im Zusammenhang mit diesen Devisentermingeschäften stand.

10. Ausblick auf das Geschäftsjahr 2005

Aktuelle Daten aus Branchenquellen deuten auf eine Erholung des weltweiten Passagier- und Frachtverkehrs hin, wobei das Verkehrsaufkommen schon im Jahr 2004 die zuvor erreichten Höchstwerte aus dem Jahr 2000 überstieg. Nach Angaben der IATA nahm der Passagierverkehr (gemessen in Passagier-Kilometern) im Jahr 2004 um 15,3 % und der Frachtverkehr (gemessen in Frachtleistung) um 13,4 % zu (jeweils im Vergleich zum Jahr 2003). Dieser Wachstumstrend setzte sich in den ersten beiden Monaten 2005 mit einem Wachstum von 7,3 % im Passagierverkehr und 6,5 % im Frachtverkehr fort. Die Gesellschaft erwartet, dass sich die höheren Passagierzahlen und der höhere Frachtverkehr positiv auf die Geschäftsbereiche ziviles Triebswerkgeschäft und zivile Instandhaltung auswirken werden, falls dieser Trend weiter anhält. Nach Einschätzung der Gesellschaft dürfte sich dieser positive Einfluss am schnellsten im Geschäftsbereich zivile Instandhaltung bemerkbar machen, da eine höhere Anzahl an Starts, Landungen und Flugstunden bedeutet, dass Triebwerke intensiver und häufiger gewartet werden müssen.

Trotz des schwierigen Marktumfelds im Zeitraum zwischen 2001 und 2003 tätigte die Gesellschaft erhebliche Investitionen in die Bereiche Forschung und Entwicklung. In dieser Zeit erreichten die Entwicklungsphasen wichtiger Projekte, wie die Triebwerke GP7000 und PW6000, ihren Höhepunkt. Die Forschungs- und Entwicklungsaktivitäten im Zusammenhang mit diesen beiden Triebwerken nahmen bereits im Jahr 2004 ab und die Gesellschaft erwartet, dass sich dieser Trend fortsetzen wird, wenn die Triebwerke GP7000 und PW6000 von der Entwicklungs- in die Produktionsphase übergehen. Die Aufwendung für diese Programme sind durch eine im Rahmen des Purchase Accounting gebildete Rückstellung abgedeckt, so dass sich durch den Rückgang der Entwicklungsaufwendungen keine erhebliche Auswirkung auf unsere berichteten Ergebnisse ergeben wird – allerdings unser Bereinigtes EBITDA, wie oben dargestellt, in dem die Gesellschaft alle selbstfinanzierten Entwicklungsleistungen als Aufwand behandelt, wird durch einen Rückgang der Entwicklungsleistungen positiv beeinflusst.

München, den 26. April 2005

Udo Stark Bernd Kessler Dr. Michael Süß Reiner Winkler

Der Konzernabschluss enthält Angaben und Prognosen, die sich auf die zukünftige Entwicklung des Konzerns und seiner Gesellschaften beziehen. Die Prognosen stellen Einschätzungen dar, die wir auf der Basis aller uns zum jetzigen Zeitpunkt zur Verfügung stehenden Informationen getroffen haben. Sollten die getroffenen Annahmen nicht eintreffen oder Risiken, die wir im Risikobericht angesprochen haben, eintreten, so können die tatsächlichen Ergebnisse von den zurzeit erwarteten Ergebnissen abweichen.

Konzernabschluss

zum 31. Dezember 2004

MTU Aero Engines
Erste Holding GmbH,
München

INHALTSVERZEICHNIS

Seite

IV. SONSTIGE ANGABEN

Seite

Gewinn-und-Verlust-Rechnung des Konzerns

in T-Euro	Anhang	Konzern 2004	2003
Umsatzerlöse		1.918.000	
Umsatzkosten	(6)	-1.685.310	
Bruttoergebnis vom Umsatz		**232.690**	**0**
Vertriebskosten	(7)	-67.996	
Allgemeine Verwaltungskosten	(8)	-87.651	-36
Sonstige betriebliche Erträge und Aufwendungen	(9)	4.018	-13
Ergebnis vor Finanzergebnis		**81.061**	**-49**
Finanzergebnis	(10)	-72.779	-272
Ergebnisanteile an Joint Ventures, die nach der Equity-Methode bilanziert sind		-1.830	
Ergebnis der gewöhnlichen Geschäftstätigkeit		**6.452**	**-321**
Steuern vom Einkommen und vom Ertrag	(11)	-6.276	
Konzernjahresüberschuss / -jahresfehlbetrag		**176**	**-321**
Verlustvortrag		-321	
Einstellung in Rücklagen aufgrund Veränderung des Konsolidierungskreises		-3	
Bilanzverlust		**-148**	**-321**

Konzernbilanz

Aktiva	Anhang	**Konzern**	
in T-Euro		**31.12.2004**	31.12.2003
Langfristiges Vermögen			
Immaterielle Vermögenswerte	(14)	968.596	10
Sachanlagevermögen	(15)	576.601	
Beteiligungen an Joint Ventures		44.071	
Anteile an assoziierten Unternehmen		378	
Sonstige Anteile		769	274.653
Langfristige Ausleihungen		1.421	
Finanzanlagen	(16)	46.639	274.653
Sonstige Vermögenswerte	(18)	40.399	
Latente Steuern	(11)	2.346	
		1.634.581	**274.663**
Kurzfristiges Vermögen			
Vorräte	(17)	448.105	
Forderungen	(18)	450.424	
Sonstige Vermögenswerte	(18)	147.919	2
Flüssige Mittel	(19)	28.454	76
Geleistete Vorauszahlungen	(21)	9.619	
		1.084.521	**78**
Bilanzsumme		**2.719.102**	**274.741**

Passiva	Anhang	**Konzern**	
in T-Euro		**31.12.2004**	31.12.2003
Eigenkapital			
Gezeichnetes Kapital		2.210	25
Kapitalrücklage		203.745	201.500
Gesamtergebnisrechnung		11.159	0
Bilanzverlust		-148	-321
	(22)	**216.966**	**201.204**
Langfristige Schulden			
Rückstellungen für Pensionen	(23)	344.679	
Übrige Rückstellungen	(24)	56.674	
Finanzverbindlichkeiten	(25)	621.240	73.000
Übrige Verbindlichkeiten	(26)	58.244	
Latente Steuern	(11)	367.697	
		1.448.534	**73.000**
Kurzfristige Schulden			
Rückstellungen für Pensionen	(23)	14.240	
Übrige Rückstellungen	(24)	156.232	34
Finanzverbindlichkeiten	(25)	245.327	262
Verbindlichkeiten aus Lieferungen und Leistungen		227.122	
Übrige Verbindlichkeiten	(26)	410.681	241
		1.053.602	**537**
Bilanzsumme		**2.719.102**	**274.741**

Entwicklung des Konzern-Eigenkapitals

in T-Euro	Gezeichnetes Kapital	Kapitalrücklage	Bilanzverlust	Gesamtergebnisrechnung: Unterschiede aus Währungsumrechnung	Neubewertungs-Rücklage	Marktbewertung Wertpapiere	Derivative Finanzinstrumente	Summe Gesamtergebnisrechnung	**Gesamt**
= Wert zum 15.07.2003	**25**								**25**
Periodenergebnis			-321						**-321**
= Gesamteinkommen	**0**	**0**	**-321**	**0**	**0**	**0**	**0**	**0**	**-321**
- Einstellung in Kapitalrücklage		201.500							**201.500**
Bilanzwert zum 31. 12. 2003	**25**	**201.500**	**-321**	**0**	**0**	**0**	**0**	**0**	**201.204**
Einstellung in Rücklagen aufgrund Veränderung Konsolidierungskreis			-3						**-3**
Angepasster Saldo zum 01.01.2004	**25**	**201.500**	**-324**	**0**	**0**	**0**	**0**	**0**	**201.201**
Finanzinstrumente (Available for Sale)							12.145	12.145	**12.145**
Währungskurseinflüsse				-986				-986	**-986**
= nicht in GuV berücksichtigte Gewinne	**0**	**0**	**0**	**-986**	**0**	**0**	**12.145**	**11.159**	**11.159**
Periodenergebnis			176						**176**
= Gesamteinkommen	**0**	**0**	**176**	**-986**	**0**	**0**	**12.145**	**11.159**	**11.335**
+ Einzahlung aus Kapitalerhöhung	2.185	2.245							**4.430**
Bilanzwert zum 31. 12. 2004	**2.210**	**203.745**	**-148**	**-986**	**0**	**0**	**12.145**	**11.159**	**216.966**

Kapitalflussrechnung des Konzerns	Anhang	**Konzern**	
		2004	2003
in T-Euro			
Konzernjahresüberschuss/-fehlbetrag		**176**	**-321**
+ Abschreibungen auf Gegenstände des Anlagevermögens		133.076	
+ Verluste von assoziierten Unternehmen		1.830	
- Gewinn aus Anlageabgang		-1.730	
+/- Veränderung der Pensionsrückstellungen		15.947	
+/- Veränderung der übrigen Rückstellungen		-51.509	34
+/- Veränderung der aktiven latenten Steuern		-2.377	
+/- Veränderungen bei Positionen der Vermögenswerte und der Schulden			
+/- Veränderung der Vorräte		-29.812	
+/- Veränderung der Forderungen (ohne Derivate)		-79.833	-2
+/- Veränderung der Verbindlichkeiten (ohne Derivate)		87.167	241
Mittelzu/-abfluss aus der betrieblichen Geschäftstätigkeit	(28)	**72.935**	**-48**
- Investitionen in Immaterielle Vermögenswerte und Sachanlagen		-65.949	-10
- Unternehmenserwerb MTU-Gruppe		-766.640	-274.513
- Investitionen in Finanzanlagen		-76	-140
+ Erlöse aus Anlagenabgängen		3.338	
+ Rückzahlungen von Ausleihungen		2.831	
Mittelabfluss aus der Investitionstätigkeit	(28)	**-826.496**	**-274.663**
+/- Veränderung der Finanzverbindlichkeiten		571.516	73.262
+/- Ergebnisabführung / Rücklagenausschüttung,- Zuführung		4.430	201.500
Mittelzufluss aus der Finanzierungstätigkeit	(28)	**575.946**	**274.762**
Wechselkursänderungen im Kapital		-986	
Wechselkursänderungen im Anlagevermögen		1.409	
		423	**0**
Veränderung der flüssigen Mittel		**-177.192**	**51**
Flüssige Mittel am 01. Januar 2004 / 15. Juli 2003		205.646	25
Flüssige Mittel am 31. Dezember	(28)	**28.454**	**76**

KONZERNANHANG

I. GRUNDSÄTZE

1. Allgemeine Angaben

Die Geschäftsaktivitäten der MTU Aero Engines Erste Holding GmbH und ihrer Tochtergesellschaften (im folgenden MTU Aero Engines Erste Holding GmbH oder die Gesellschaft) konzentrieren sich national und international auf die Entwicklung, Herstellung, Instandhaltung, Vertrieb, Wartung, Überholung und Reparatur von Verbrennungskraftmaschinen (insbesondere Gasturbinen) sowie deren Regelungs- und Überwachungseinrichtungen einschließlich deren Zubehör und Ersatzteilen für Luftfahrzeuge sowie für stationäre Verwendungen. Darüber hinaus entwickelt die Gesellschaft Verfahren zur Wartung, Überholung und Reparatur derartiger Produkte sowie von Werkzeugen und Vorrichtungen, die bei diesen Verfahren verwendet werden.

Die Gesellschaft mit Sitz in der Dachauer Str. 665, 80995 München ist im Handelsregister beim Registergericht des Amtsgerichts München unter HRB 151251 eingetragen.

Der Konzernabschluss wurde am 27. April 2005 zur Veröffentlichung freigegeben.

Der Konzernabschluss der MTU Aero Engines Erste Holding GmbH zum 31. Dezember 2004 ist in Übereinstimmung mit den International Financial Reporting Standards (IFRS) und den Interpretationen erstellt. Alle zum 31. Dezember 2004 verpflichtend anzuwendenden Verlautbarungen des IASB wurden berücksichtigt.

Die Gewinn-und-Verlust-Rechnung ist nach dem Umsatzkostenverfahren aufgestellt.

Um die Klarheit der Darstellung zu verbessern, sind verschiedene Posten der Gewinn-und-Verlust-Rechnung und der Bilanz zusammengefasst. Diese Posten sind im Anhang gesondert ausgewiesen und erläutert.

Die Berichtswährung für den Konzernabschluss ist der Euro. Alle Beträge werden in Tausend-Euro (T-Euro) angegeben, soweit nichts anderes angegeben ist.

Die Jahresabschlüsse der konsolidierten einbezogenen Unternehmen sind auf den Stichtag des Jahresabschlusses der MTU Aero Engines Erste Holding GmbH, München, aufgestellt. Die Pratt & Whitney Canada Customer Support Centre Europe GmbH, Ludwigsfelde, welche at Equity bilanziert wird, erstellt den Jahresabschluss auf einen von der Gesellschaft abweichenden Bilanzstichtag.

Vorzeitige Anwendung geänderter Standards

Das IASB hat im Rahmen des Improvement Projects eine Reihe von Änderungen bei bestehenden IAS verabschiedet sowie neue IFRS herausgegeben, die grundsätzlich für Geschäftsjahre beginnend ab dem 01. Januar 2005 anzuwenden sind. Die MTU Aero Engines Erste Holding GmbH hat die im Folgenden genannten Standards bereits im Konzernabschluss 2004 angewandt:

IFRS 1 "Erstmalige Anwendung der IFRS"

IFRS 3 "Unternehmenszusammenschlüsse"
Unternehmenszusammenschlüsse werden im Geschäftsjahr 2004 gemäß IFRS 3 bilanziert. Der IFRS 3 steht in engem Zusammenhang mit den überarbeiteten Standards IAS 36 und IAS 38, die demnach ebenfalls vorzeitig angewandt werden. Die frühzeitige Anwendung von IFRS 3, IAS 36 (revised 2004) und IAS 38 (revised 2004) haben zur Folge, dass der Firmenwert nicht mehr planmäßig abgeschrieben, sondern jährlich einem Werthaltigkeitstest unterzogen wird.

IAS 36 (revised 2004) "Wertminderung von Vermögenswerten"
Die Änderungen des IAS 36 betreffen im Wesentlichen den Geschäfts- oder Firmenwert. Dieser wird künftig nicht mehr planmäßig abgeschrieben, sondern jährlich einem Werthaltigkeitstest ("impairment-only-approach") unterzogen.

IAS 38 (revised 2004) "Immaterielle Vermögenswerte"
Die wesentliche Änderung des IAS 38 beinhaltet die Differenzierung der Nutzungsdauer von Vermögenswerten in unbegrenzte und begrenzte Nutzungsdauer. Immaterielle Vermögenswerte mit unbegrenzter Nutzungsdauer werden nicht mehr planmäßig abgeschrieben, sondern einem jährlichen Werthaltigkeitstest nach IAS 36 unterzogen. Vermögenswerte mit begrenzter Nutzungsdauer werden weiterhin planmäßig über ihre wirtschaftliche Nutzungsdauer abgeschrieben.

IAS 32 und 39 (revised 2004) "Finanzinstrumente"
Die vorzeitige Anwendung von IAS 32 und IAS 39 (revised 2004) führen zu neuen Klassifizierungen von finanziellen Vermögenswerten. Je nach Kategorisierungszuordnung werden danach Vermögenswerte bei Folgebewertungen sofort erfolgswirksam zum beizulegenden Zeitwert bewertet oder zunächst in der Gesamtergebnisrechnung erfolgsneutral behandelt.

1.1. Besondere Ereignisse

Gesellschaftsrechtliche Veränderungen

Mit Beginn des Geschäftsjahres 01. Januar 2004 haben von Kohlberg, Kravis, Roberts & Co. (KKR) beratene Fonds die Anteile an der MTU Aero Engines GmbH vom DaimlerChrysler Konzern erworben. Der Konzern der MTU, der Mitte 2003 in rechtlicher Form entstanden war, jedoch ohne wirtschaftlichen Geschäftsbetrieb, hat mit diesem Zeitpunkt das Triebwerksgeschäft des bisherigen Teilkonzerns der MTU Aero Engines GmbH übernommen.

Die Erwerbsgesellschaft „Blade Dritte Beteiligungs GmbH & Co. KG" war zunächst in „MTU Aero Engines Dritte Beteiligungs GmbH & Co. KG" und in der Folge in „MTU Aero Engines GmbH & Co. KG" umfirmiert worden.

Die MTU Aero Engines GmbH & Co. KG wurde dann mit Wirkung zum 30. Dezember 2003 formwechselnd in die MTU Aero Engines GmbH umgewandelt. Diese Umwandlung wurde im Handelsregister am 13. Oktober 2004 eingetragen.

Damit war wirtschaftlich das bisherige operative Geschäft der mit Ablauf des Geschäftsjahres 2003 untergegangenen „alten" MTU Aero Engines GmbH (MTU -M alt) in die Erwerbsgesellschaft, die „neue" MTU Aero Engines GmbH (MTU-M) eingegliedert. Das Geschäftsjahr 2003 umfasst den Zeitraum vom 15. Juli 2003, als die Gesellschaft errichtet wurde, bis zum 31. Dezember 2003 (Rumpfgeschäftsjahr). Bezogen auf das operative Triebwerksgeschäft haben sich aus den gesellschaftsrechtlichen Vorgängen keine unmittelbaren Einflüsse auf die Vermögens-, Finanz- und Ertragslage ergeben.

1.2. Auswirkungen auf den Konzernabschluss

Im Zuge des Erwerbs sind im Konzernabschluss aufgrund der Kaufpreisallokation Vermögens- und Schuldposten der erworbenen Gesellschaften mit beizulegenden Zeitwerten (Fair Value) angesetzt worden. Darüber hinaus ist ein Geschäftswert entstanden. Die zusätzlichen Abschreibungen auf die höheren Zeitwerte und die Zinsen aus der Finanzierung des Erwerbs wirken sich im Jahresergebnis 2004 aus. Zusätzlich sind in 2004 erwerbsbedingte Einmalaufwendungen (sh. Seite 35, Pos. 8) angefallen.

Aus den vorgenannten Gründen (Pos. 1.1. und 1.2.) werden den Berichtswerten im Konzernabschluss zum 31. Dezember 2004 als Vorjahreswerte die des rechtlichen Konzerns zum 31. Dezember 2003 gegenüber gestellt. In unseren Erläuterungen zum Geschäftsjahr 2004 gehen wir zusätzlich auf Darstellungen ein, die eine wirtschaftliche Vergleichbarkeit mit dem Vorjahr ermöglichen.

1.3. Unternehmenserwerb (Business Combination)

Zum 01. Januar 2004 erwarb die Blade Dritte Beteiligungs GmbH & Co. KG 100 % der Anteile an der MTU -M alt. Der Kaufpreis betrug T-Euro 1.041.153 und wurde im Rahmen der Kaufpreisallokation (PPA) auf die folgenden Vermögenswerte und Schulden verteilt.

	T-Euro
Kaufpreis	1.041.153
Erworbenes Nettovermögen zu Buchwerten	202.012
Zu verteilender Unterschiedsbetrag	839.141
Verteilung auf: Aufgedeckte Stille Reserven und Lasten	458.513
Firmenwert	**380.628**

Der Kaufpreis wurde gezahlt für beizulegende Zeitwerte in Höhe von T-Euro 660.525 (T-Euro 458.513 zuzüglich T-Euro 202.012) und den Firmenwert (T-Euro 380.628). Zur besseren Transparenz sind neben den beizulegenden Zeitwerten (Buchwert inklusive anteilige Kaufpreisallokation) der jeweilige Buchwert (vor Erwerb) und die darauf entfallende Kaufpreisallokation (PPA) gegenübergestellt.

Details der Kaufpreisallokation sind nachfolgend dargestellt.

in T-Euro	**Buchwerte beim erworbenen Unternehmen 01.01.2004**	**Kaufpreis-Allokation 01.01.2004**	**Beilzulegende Zeitwerte 01.01.2004**
Anlagevermögen			
Programmwerte	0	377.492	377.492
Programmunabhängige Technologien	0	124.743	124.743
Kundenbeziehungen	0	56.548	56.548
Firmenwert	2.319	380.628	382.947
	2.319	**939.411**	**941.730**
Grundstücke und Gebäude	95.209	210.350	305.559
Technische Anlagen und Maschinen	100.306	105.043	205.349
Andere Anlagen, Betriebs- und Geschäftsausstattung	56.607	40.057	96.664
	252.122	**355.450**	**607.572**
Übriges kurzfristiges Vermögen			
Vorräte	388.573	29.720 *)	418.293
Vermögen	**643.014**	**1.324.581**	**1.967.595**
Langfristige Schulden			
Übrige Rückstellungen	35.794	52.100	87.894
Latente Steuern	21.936	339.956	361.892
Kurzfristige Schulden			
Übrige Rückstellungen	83.099	93.384	176.483
	502.185	**839.141**	**1.341.326**

*) Vor Aufrechnung mit Bewertungsmaßnahmen

Die nachstehende Darstellung zeigt die Entwicklung der Konzernbilanz des alten, vor Erwerb bestehenden, MTU-Konzernkreises vom 01. Januar 2004 zur Konzernbilanz der MTU Aero Engines Erste Holding GmbH zum 01. Januar 2004.

Im einzelnen:

- Die erste Spalte beinhaltet die Buchwerte des alten MTU-Konzernkreises vor Erwerb.
- In der zweiten Spalte sind zusätzlich zu den bestehenden Buchwerten die Kaufpreis-Verteilungseffekte aus dem Erwerb impliziert.
- Die dritte Spalte enthält die Konzernbilanz der Erwerbsgesellschaft zum 01. Januar 2004.
- Die letzte Spalte präsentiert die Konzernbilanz der MTU Aero Engines Erste Holding GmbH in ihrer neuen Konzernstruktur zum 01. Januar 2004.

Darstellung des Erwerbsvorgangs zum 01. Januar 2004 (1)

in T-Euro	Buchwerte MTU-Konzern vor Erwerb alte Struktur IFRS 01.01.2004	Beizulegende Zeitwerte gesamt 01.01.2004	Erwerbsgesellschaft IFRS 01.01.2004	Konzern-Konsolidierung IFRS 01.01.2004	MTU-Konzern nach Erwerb neue Struktur IFRS 01.01.2004
Programmwerte	0	377.492			377.492
Programmunabhängige Technologien	0	124.743			124.743
Kundenbeziehungen	0	56.548			56.548
Nutzungsrechte und Lizenzen	43.008	43.009			43.009
Firmenwerte	2.319	382.947	10	-23	382.934
Immaterielle Vermögenswerte	**45.327**	**984.739**	**10**	**-23**	**984.726**
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	95.209	305.559			305.559
Technische Anlagen und Maschinen	100.306	205.349			205.349
Andere Anlagen, Betriebs- und Geschäftsausstattung	56.607	96.664			96.664
Geleistete Anzahlungen und Anlagen im Bau	23.044	23.043			23.043
Sachanlagevermögen	**275.166**	**630.615**	**0**	**0**	**630.615**
Anteile an Tochterunternehmen	502	502	1.041.263	-1.041.153	612
Anteile an assoziierten Unternehmen	378	378			378
Beteiligungen an Joint Ventures	45.891	45.891			45.891
Sonstige Anteile	157	157			157
Ausleihungen an Beteiligungen					
- Joint Ventures	213	212			212
- Sonstige Anteile	3.769	3.769			3.769
Sonstige Ausleihungen	205	205			205
Finanzanlagen	**51.115**	**51.114**	**1.041.263**	**-1.041.153**	**51.224**
Summe Anlagevermögen	**371.608**	**1.666.468**	**1.041.273**	**-1.041.176**	**1.666.565**
Übriges langfristiges Vermögen					
Übrige Forderungen	91.967	91.967			91.967
Latente Steuern	2.397	2.397			2.397
Übriges kurzfristiges Vermögen					
Vorräte	388.573	418.293			418.293
Forderungen	388.651	388.651			388.651
Übrige Forderungen	94.701	94.701	41.493		136.194
Flüssige Mittel	17.500	17.500	188.146		205.646
Geleistete Vorauszahlungen	5.811	5.811			5.811
AKTIVA	**1.361.208**	**2.685.788**	**1.270.912**	**-1.041.176**	**2.915.524**

Darstellung des Erwerbsvorgangs zum 01. Januar 2004 (2)

in T-Euro	Buchwerte MTU-Konzern vor Erwerb alte Struktur IFRS 01.01.2004	Beizulegende Zeitwerte gesamt 01.01.2004	Erwerbsgesellschaft IFRS 01.01.2004	Konzern-Konsolidierung IFRS 01.01.2004	MTU-Konzern nach Erwerb neue Struktur IFRS 01.01.2004
Eigenkapital	**202.012**	**1.041.153**	**201.224**	**-1.041.176**	**201.201**
Langfristige Schulden					
Rückstellungen für Pensionen	332.198	332.198			332.198
Übrige Rückstellungen	35.794	87.894			87.894
Finanzverbindlichkeiten	63.106	63.106	753.519		816.625
Übrige Verbindlichkeiten	72.685	72.685			72.685
Latente Steuern	21.936	361.892			361.892
Kurzfristige Schulden					
Rückstellungen für Pensionen	10.774	10.774			10.774
Übrige Rückstellungen	83.099	176.483	38		176.521
Finanzverbindlichkeiten	3.435	3.435	316.105		319.540
Verbindlichkeiten aus Lieferungen und Leistungen	180.130	180.130			180.130
Übrige Verbindlichkeiten	356.038	356.038	26		356.064
PASSIVA	**1.361.208**	**2.685.788**	**1.270.912**	**-1.041.176**	**2.915.524**

Zusammenfassung:	**T-Euro**
Eigenkapital „MTU alt" nach IFRS-Überleitung und vor Erwerb	202.012
Zuzüglich verteilte stille Reserven auf Vermögenswerte, Schulden und Firmenwert	839.141
Kaufpreis	**1.041.153**

2. Konsolidierungskreis

2.1. Tochterunternehmen

In den Konzernabschluss der MTU Aero Engines Erste Holding GmbH werden alle wesentlichen Unternehmen einbezogen, bei denen ein Beherrschungsverhältnis gegeben ist, weil die MTU Aero Engines Erste Holding GmbH die Mehrheit der Stimmrechte an diesen Tochterunternehmen innehat. Die Einbeziehung beginnt zu dem Zeitpunkt, ab dem die Möglichkeit der Beherrschung besteht; sie endet, wenn diese Möglichkeit nicht mehr gegeben ist.

2.2. Assoziierte Unternehmen

Gesellschaften, bei denen die MTU Aero Engines Erste Holding GmbH direkt oder indirekt die Möglichkeit hat, die finanz- und geschäftspolitischen Entscheidungen maßgeblich zu beeinflussen (assoziierte Unternehmen) werden nach der Equity-Methode bilanziert und erstmalig mit ihren Anschaffungskosten erfasst. Maßgeblicher Einfluss wird dann angenommen, wenn die MTU Aero Engines Erste Holding GmbH direkt oder indirekt 20% oder mehr der Stimmrechte an einem Unternehmen besitzt.

Die Anteile an Gemeinschaftsunternehmen (Joint Ventures) werden im Konzernabschluss der MTU Aero Engines Erste Holding GmbH nach der Equity-Methode bilanziert.

2.3. Nicht wesentliche Unternehmensbeteiligungen

Wegen Unwesentlichkeit werden neun Tochterunternehmen nicht einbezogen. Fünf Beteiligungen an assoziierten Unternehmen, drei Gemeinschaftsunternehmen (Joint Ventures) sowie drei sonstige Beteiligungen an Unternehmen ohne Geschäftsbetrieb bzw. mit geringem Geschäftsvolumen werden nicht nach der Equity Methode bewertet bzw. nicht nach der Quotenkonsolidierung einbezogen. Deren Einfluss auf die Vermögens-, Finanz- und Ertragslage des Konzerns ist insgesamt von untergeordneter Bedeutung. Auf die Konsolidierung der MTU München Unterstützungskasse GmbH, München wurde verzichtet, da die Verpflichtungen insgesamt im Konzernabschluss passiviert sind.

Nachstehend sind die einbezogenen konsolidierten als auch die nicht konsolidierten Beteiligungen aufgeführt:

	Kon-soli-diert ja/nein	Konsoli-dierungs-methode *)	Anteile in %
Anteile an Tochterunternehmen			
MTU Aero Engines Zweite Holding GmbH, München	ja	Voll	100
MTU Aero Engines Dritte Holding GmbH, München	ja	Voll	100
MTU Aero Engines Investment GmbH, München	ja	Voll	100
MTU Aero Engines GmbH, München	ja	Voll	100
MTU Maintenance Hannover GmbH, Langenhagen	ja	Voll	100
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	ja	Voll	100
ATENA Engineering GmbH, München	ja	Voll	100
MTU Maintenance Canada Ltd., Richmond, Kanada	ja	Voll	100
Vericor Power Systems L.L.C., Atlanta, USA	ja	Voll	100
RSZ Beteiligungs- und Verwaltungs GmbH, München	ja	Voll	100
MTU Aero Engines North America Inc., Rocky Hill, USA	ja	Voll	100
MTU Aero Engines Zweite Verwaltungs GmbH, München	nein	at cost	100
MTU Aero Engines Verwaltungs GmbH, München	nein	at cost	100
MTU Aero Engines Zweite Participation GmbH, München	nein	at cost	100
MTU Aero Engines Dritte Participation GmbH, München	nein	at cost	100
ATENA ENGINEERING INC., Hartford, USA	nein	at cost	100
ATENA INDIA PRIVATE LIMITED, Bangalore, Indien	nein	at cost	100
MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, München	nein	at cost	100
MTU Maintenance do Brasil Ltda., Sao Paulo, Brasilien	nein	at cost	99,99
MTU München Unterstützungskasse GmbH, München	nein	at cost	100
Anteile an assoziierten Unternehmen			
EUROJET Turbo GmbH, München	nein	at cost	33
EPI Europrop International GmbH, München	nein	at cost	28
MTU Turbomeca Rolls-Royce GmbH, Hallbergmoos	nein	at cost	33,33
APA Aero Propulsion Alliance GmbH i.L., München	nein	at cost	24,8
Turbo Union Ltd., Bristol, Großbritannien	nein	at cost	39,998
Beteiligungen an Joint Ventures			
MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China	nein	Equity	50
Pratt & Whitney Canada Customer Support Centre Europe GmbH, Ludwigsfelde	nein	Equity	50
Ceramic Coating Center S.A.S., Paris, Frankreich	nein	at cost	50
Airfoil Services Sdn. Bhd., Shah Alam, Malaysia	nein	at cost	50
EUROAER GmbH, Hamburg	nein	at cost	33,33
Sonstige Anteile			
IAE International Aero Engines AG, Zürich, Schweiz	nein	at cost	12,1
Gesellschaft zur Entsorgung von Sondermüll in Bayern GmbH, München	nein	at cost	0,1
Pratt & Whitney Canada CSC Ltd.,(Africa) (PTY.), Lanseria, Südafrika	nein	at cost	50

*) Voll = Vollkonsolidierung
at cost = Bewertung zum Fair Value, entspricht aber den Anschaffungskosten

Beim Handelsregister des Amtsgerichts München (HRB 151251) wird die vollständige Aufstellung des Anteilsbesitzes des Konzerns hinterlegt.

3. Konsolidierungsgrundsätze

Alle Unternehmenszusammenschlüsse mit Tochterunternehmen werden nach IFRS 3 anhand der Erwerbsmethode ("purchase method") bilanziert. Zum Erwerbszeitpunkt hat der Erwerber die Anschaffungskosten des Unternehmenszusammenschlusses zu verteilen, indem er die identifizierbaren Vermögenswerte, Schulden und Eventualschulden des erworbenen Unternehmens zu ihren beizulegenden Zeitwerten im Erwerbszeitpunkt ansetzt. Ein verbleibender aktivischer Unterschiedsbetrag wird als Firmenwert aktiviert und gemäß IAS 36 (revised 2004) einmal jährlich oder - bei Vorliegen unterjähriger Indikatoren - fallweise auf Werthaltigkeit geprüft. Soweit ein passivischer Unterschiedsbetrag verbleibt, wird dieser sofort ertragswirksam verrechnet.

Die Auswirkungen konzerninterner Geschäftsvorfälle werden eliminiert. Forderungen und Verbindlichkeiten sowie Aufwendungen und Erträge zwischen den konsolidierten Unternehmen werden gegeneinander aufgerechnet. Konzerninterne Lieferungen erfolgen auf der Basis von Marktpreisen. Zwischenergebnisse sind dabei im Geschäftsjahr eliminiert.

Auf zeitliche Differenzen aufgrund der Eliminierung von Gewinnen und Verlusten infolge von Transaktionen innerhalb des Konzerns werden gemäß IAS 12 latente Steuern angesetzt.

Anteile an assoziierten Unternehmen und Beteiligungen an Joint Ventures werden im Konzernabschluss ab dem Erwerbszeitpunkt nach der Equity-Methode bilanziert und erstmalig mit ihren Anschaffungskosten erfasst. Eine im Zeitpunkt des Erwerbs entstehende Differenz zwischen den Anschaffungskosten und den beizulegenden Zeitwerten der anteilig identifizierten Vermögenswerte, Schulden und Eventualschulden wird als Firmenwert im Beteiligungsansatz bilanziert und ausgewiesen. Der Anteil der MTU Aero Engines Erste Holding GmbH an den Gewinnen und Verlusten wird erfolgswirksam vereinnahmt.

Programmbeteiligungsgesellschaften sind assoziierte Unternehmen. Zur besonderen bilanziellen Behandlung dieser Beteiligungen wird auf die Erläuterungen zur Position 5.8.2. verwiesen.

Alle übrigen sonstigen Beteiligungen (Nicht konsolidierte Tochterunternehmen und sonstige Anteile) werden zum beizulegenden Zeitwert angesetzt. Soweit diese Werte nicht verfügbar sind bzw. nicht verlässlich bestimmt werden können, werden sie zu Anschaffungskosten bewertet (sh. hierzu Erläuterung zur Position 5.8.1., 5.8.3. und 5.8.4.).

4. Währungsumrechnung

Die Jahresabschlüsse der ausländischen Konzerngesellschaften werden gemäß IAS 21 nach dem Konzept der funktionalen Währung in T-Euro umgerechnet. Die funktionale Währung ist die Währung, in der eine ausländische Gesellschaft überwiegend ihre Mittel erwirtschaftet und Zahlungen leistet. Da die funktionale Währung bei allen Konzerngesellschaften die jeweilige Landeswährung ist, werden die Vermögenswerte und Schulden zum Stichtagskurs am Bilanzstichtag, Aufwendungen und Erträge monatlich zum Monatsendkurs umgerechnet. Die Umrechnungsdifferenz, die sich gegenüber den Stichtagskursen ergibt, wird im Eigenkapital gesondert in der Gesamtergebnisrechnung ausgewiesen und bleibt ohne Auswirkungen auf das Jahresergebnis.

Die Fremdwährungsforderungen und -verbindlichkeiten werden zum Stichtagskurs bewertet. Für die Umrechnung der Währungen werden folgende Wechselkurse zugrunde gelegt:

Währung	**Stichtagskurs**		**Durchschnittskurs**	
	31.12.2004 **1 Euro =**	31.12.2003 1 Euro =	**2004** **1 Euro =**	2003 1 Euro =
USA (USD)	**1,3621**	1,263	**1,2438**	1,1304
Kanada (CAD)	**1,6416**	1,6234	**1,6167**	1,5811
China (RMB)	**11,2875**	10,4642	**10,2988**	9,3581
Großbritannien (GBP)	**0,7051**	0,7048	**0,6787**	0,6919
Malaysia (MYR)	**5,1825**	4,8026	**4,728**	4,2963

5. Bilanzierungs- und Bewertungsmethoden

Die Abschlüsse der MTU Aero Engines Erste Holding GmbH sowie der in- und ausländischen Tochterunternehmen werden entsprechend IAS 27 nach einheitlichen Bilanzierungs- und Bewertungsgrundsätzen aufgestellt.

5.1. Umsatzerlöse

Umsatzerlöse aus den Verkäufen von Produkten werden realisiert, wenn die Waren oder Erzeugnisse geliefert worden sind, der Kunde die Ware akzeptiert hat, das heißt der Gefahrenübergang auf den Kunden stattgefunden hat sowie die Bezahlung des Kaufpreises als hinreichend sicher eingeschätzt wird. Kunden sind dabei: Partnergesellschaften aus Risk-and-Revenue-Sharing-Programmen, Original Equipment Manufacturer (OEM), Kooperationsgesellschaften, Öffentliche Auftraggeber, Fluggesellschaften als auch sonstige Drittkunden.

Umsatzerlöse aus Wartungsverträgen (Time and Material Verträge, Fly by hour-Verträge, Power by hour-Verträge) im MRO-Geschäft werden realisiert, wenn die Wartungsleistung erbracht ist und die überholten Turbinen ausgeliefert sind. Die Umsatzrealisierung bei Auftragsverhältnissen im Wartungsgeschäft und in der militärischen Auftragsfertigung wird nach IAS 11 bzw. IAS 18 entsprechend dem Leistungsfortschritt vorgenommen. Wenn das Gesamtergebnis des Auftragsverhältnisses nicht zuverlässig bestimmt werden kann, werden die Umsatzerlöse nur in Höhe der angefallenen, mit hinreichender Sicherheit realisierbaren Auftragskosten erfasst.

Die Umsatzerlöse sind abzüglich Skonti, Preisnachlässen, Kundenboni und sonstigen Rabatten ausgewiesen.

Die Gesellschaft erfüllt ab 2004 für ihre Devisentermingeschäfte die Anforderungen des Hedge-Accounting (Cash-Flow Hedge). Die Sicherung der Zahlungsströme erfolgt zum Zeitwert. Bewertungsänderungen werden zunächst erfolgsneutral im Eigenkapital (Gesamtergebnisrechnung) ausgewiesen und bei der anschließenden Realisierung der gesicherten Transaktion erfolgswirksam in den Umsatzerlösen erfasst.

5.2. Umsatzkosten

Die **Umsatzkosten** umfassen grundsätzlich die produktionsbedingten Herstellungskosten der verkauften Erzeugnisse sowie die Einstandskosten der verkauften Handelswaren. Sie beinhalten neben den direkt zurechenbaren Material- und Fertigungseinzelkosten auch die indirekt zurechenbaren Gemeinkosten einschließlich Entwicklungskosten, Abschreibungen auf die Produktionsanlagen und produktionsbezogenen übrigen Immateriellen Vermögenswerte, die Abwertungen auf die Vorräte sowie adäquate produktionsbezogene Verwaltungsgemeinkosten. Die Umsatzkosten enthalten ferner von OEM´s berechnete Aufwendungen für Akquisitionskosten.

5.3. Forschungs- und Entwicklungskosten

Die **Forschungskosten** werden bei Anfall ergebniswirksam behandelt. **Entwicklungskosten** werden bei Erfüllen der Ansatzkriterien des IAS 38 aktiviert. Die Entwicklungskosten für Triebwerkprogramme in der Serien- und Ersatzteilphase wurden im Zuge der Kaufpreis-Allokation in den Programmwerten (Immaterielle Vermögenswerte) zum beizulegenden Zeitwert aktiviert. Die Entwicklungskosten umfassen alle direkt dem Entwicklungsprozess zurechenbaren Kosten sowie angemessene Teile der entwicklungsbezogenen Gemeinkosten. Finanzierungskosten werden nicht aktiviert. Die Programmwerte werden planmäßig über den erwarteten Produktlebenszyklus von maximal 30 Jahren abgeschrieben. Der Teil der Entwicklungskosten, der die Voraussetzungen für eine Aktivierung nicht erfüllt, wird ergebniswirksam erfasst.

5.4. Zuwendungen der öffentlichen Hand

Zuwendungen der öffentlichen Hand werden gemäß IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance) nur erfasst, wenn eine angemessene Sicherheit dafür besteht, dass die damit verbundenen Bedingungen erfüllt und die Zuwendungen gewährt werden. Sie werden planmäßig als Ertrag erfasst und überwiegend in den Perioden zusammen mit Aufwendungen verrechnet, die sie kompensieren sollen. In der Bilanz werden daher die Zuwendungen bei der Feststellung des Buchwertes des Vermögenswertes abgesetzt. Im Ersatzteilgeschäft werden Zuschüsse erst nach Erfüllung der Zuschussbedingungen abgerufen. Bis zu diesem Zeitpunkt werden in geringem Umfang Kosten aktiviert und zusammen mit dem Zuschuss im Zeitpunkt des Zuflusses einheitlich auf die Perioden verteilt, denen sie wirtschaftlich angehören.

5.5. Immaterielle Vermögenswerte

Erworbene und selbst erstellte **Immaterielle Vermögenswerte** werden gemäß IAS 38 (Intangible Assets) aktiviert, wenn es wahrscheinlich ist, dass mit der Nutzung des Vermögenswertes ein zukünftiger wirtschaftlicher Vorteil verbunden ist und die Kosten des Vermögenswertes zuverlässig bestimmt werden können.

Immaterielle Vermögenswerte mit **begrenzter Nutzungsdauer** werden zu Anschaffungskosten bzw. Herstellungskosten angesetzt und entsprechend ihrer Nutzungsdauer planmäßig linear abgeschrieben.

Bei Vorliegen von Anhaltspunkten für eine Wertminderung werden sie einem **Werthaltigkeitstest** unterworfen. Ein Wertminderungsaufwand wird dann erfasst, wenn der Buchwert eines Vermögenswertes seinen erzielbaren Betrag übersteigt. Der erzielbare Betrag wird ermittelt als der höhere Betrag aus beizulegendem Zeitwert abzüglich der Verkaufskosten und Nutzungswert des Vermögenswertes. Ist der Grund für eine in früheren Berichtsperioden erfasste Wertminderung entfallen, wird eine Wertaufholung höchstens bis zu den fortgeführten Anschaffungs- oder Herstellungskosten erfolgswirksam vorgenommen.

Die planmäßige Abschreibung, mit Ausnahme von Firmenwerten, Technologiewerten sowie aktivierten Programmwerten, erfolgt grundsätzlich über eine Nutzungsdauer zwischen drei und fünf Jahren. Programmwerte werden hingegen auf maximal 30 Jahre, Technologiewerte auf 10 Jahre abgeschrieben.

Firmenwerte, die gemäß IFRS 3 eine **unbegrenzte Nutzungsdauer** haben, werden mindestens einmal jährlich einem Werthaltigkeitstest unterzogen. Zur Durchführung des Werthaltigkeitstests des Firmenwertes wird der Konzern in zwei zahlungsmittelgenerierende Einheiten („cash generating units") unterteilt. Die Firmenwerte werden dabei diesen cash generating units zugeordnet. Anschließend wird der Barwert der zukünftigen Nettozahlungsmittelströme der zahlungsmittelgenerierenden Einheit den Buchwerten aller Vermögenswerte inklusive Firmenwerte (Vermögenswerte abzüglich zinsfreier Verbindlichkeiten und latenter Steuern) gegenübergestellt. Ist der Barwert niedriger als diese Buchwerte, werden zunächst die Firmenwerte abgeschrieben. Ein verbleibender Betrag nach vollständiger außerplanmäßiger Abschreibung der beiden Firmenwerte wird proportional auf die anderen Vermögenswerte der zahlungsmittelgenerierenden Einheit auf Basis der Buchwerte jedes einzelnen Vermögenswertes verteilt. Zu jedem Bilanzstichtag erfolgt eine Prüfung, ob die Gründe für in Vorperioden vorgenommene außerplanmäßige Abschreibungen weiterhin bestehen. Die Pflicht zur Wertaufholung ergibt sich, wenn der erzielbare Betrag eines Vermögenswertes abgesehen vom ausgewiesenen Firmenwert gestiegen ist. Der erzielbare Betrag ist der höhere Betrag aus beizulegendem Zeitwert abzüglich Veräußerungskosten und erwartetem diskontieren Nutzungswert. Die Wertaufholungsobergrenze wird durch die Höhe der Anschaffungskosten abzüglich kumulierter planmäßiger Abschreibungen bestimmt, die sich ergeben hätte, wenn keine außerplanmäßige Abschreibung in Vorperioden erfasst worden wäre. Die Wertaufholung wird in der Gewinn-und-Verlust-Rechnung in den entsprechenden Funktionsbereichen erfasst. Außerplanmäßige Abschreibungen auf die Firmenwerte der cash-generating units können in Folgejahren hingegen nicht zugeschrieben werden.

5.6. Sachanlagevermögen

Das gesamte **Sachanlagevermögen** unterliegt der betrieblichen Nutzung und wird zu Anschaffungs- oder Herstellungskosten, vermindert um planmäßige, nutzungsbedingte Abschreibungen, bewertet. Die Abschreibungen auf das Sachanlagevermögen werden entsprechend dem Nutzungsverlauf nach der linearen Methode vorgenommen. Bei Vorliegen von Anhaltspunkten für eine Wertminderung wird das Sachanlagevermögen einem **Werthaltigkeitstest** unterworfen. Ein Wertminderungsaufwand wird dann erfasst, wenn der Buchwert eines Vermögenswertes seinen erzielbaren Betrag übersteigt. Der erzielbare Betrag wird ermittelt als der höhere Betrag aus beizulegendem Zeitwert abzüglich der Verkaufskosten und Nutzungswert des Vermögenswertes. Ist der Grund für eine in früheren Berichtsperioden erfasste Wertminderung entfallen, wird eine Wertaufholung höchstens bis zu den fortgeführten Anschaffungs- oder Herstellungskosten erfolgswirksam vorgenommen. Geringwertige Wirtschaftsgüter (Vermögenswerte < 410 €) werden aufgrund von Unwesentlichkeit im Zugangsjahr sofort abgeschrieben.

Den planmäßigen Abschreibungen liegen konzerneinheitlich folgende Nutzungsdauern zugrunde:

in Jahren	
Gebäude	25-50
Leichtbauten	10
Grundstückseinrichtungen	10-20
Maschinen und technische Anlagen	5-10
Betriebs- und Geschäftsausstattung	3-15

Für im Mehrschichtbetrieb eingesetzte Maschinen werden die Abschreibungen durch Schichtzuschläge entsprechend erhöht.

Die **Herstellungskosten der selbst erstellten Anlagen** enthalten alle direkt dem Herstellungsprozess zurechenbaren Kosten sowie angemessene Teile der produktionsbezogenen Gemeinkosten. Hierzu gehören die fertigungsbedingten Abschreibungen, anteilige Verwaltungskosten sowie die anteiligen Kosten des sozialen Bereichs. Finanzierungskosten werden nicht als Teil der Anschaffungs- oder Herstellungskosten angesetzt.

Soweit im Wesentlichen alle Risiken und Chancen, die mit dem Eigentum an einem **Leasing**gegenstand in Verbindung stehen, der Gesellschaft als Leasingnehmer zuzurechnen sind, wird der Leasinggegenstand im Sachanlagevermögen aktiviert und in gleicher Höhe ein Passivposten als Verbindlichkeiten aus Finanzierungsleasing erfasst (**Finance-Leasingverhältnisse**). Der Ansatz erfolgt zu Beginn der Grundmietzeit mit dem beizulegenden Zeitwert bzw. dem niedrigeren Barwert der Mindestleasingzahlungen. Der aktivierte Leasinggegenstand wird über die wirtschaftliche Nutzungsdauer abgeschrieben, die Leasingverbindlichkeit hingegen um Tilgungen vermindert.

Sofern hingegen im Wesentlichen alle Risiken und Chancen, die mit dem Eigentum an einem Leasinggegenstand in Verbindung stehen, nicht der Gesellschaft zuzuordnen sind, werden die Leasingzahlungen als Aufwand in der Periode erfasst, der sie zuzurechnen sind (**Operating-Leasingverhältnisse**).

5.7. Finanzielle Vermögenswerte

Die Bilanzierung von **finanziellen Vermögenswerten** erfolgt grundsätzlich zum Erfüllungstag (settlement date), das heißt zu dem Tag, an dem der Vermögenswert geliefert wird. Bei erstmaliger Erfassung werden die finanziellen Vermögenswerte mit ihrem beizulegenden Zeitwert angesetzt.

Nach dem erstmaligen Ansatz werden zur **„Veräußerung verfügbare finanzielle Vermögenswerte (available for sale)"** sowie Vermögenswerte der Kategorie "Fair Value through Profit and Loss" mit ihrem beizulegenden Zeitwert bewertet. Der beizulegende Zeitwert entspricht im allgemeinen dem Markt- oder Börsenwert. Sofern kein Marktpreis vorhanden ist, wird der Marktwert der zur Veräußerung verfügbaren finanziellen Vermögenswerte anhand geeigneter Bewertungsverfahren, z.B. Discounted-Cash-Flow-Methoden, unter Berücksichtigung der am Bilanzstichtag vorliegenden Marktdaten ermittelt. Während Veränderungen des beizulegenden Zeitwertes von Vermögenswerten der Kategorie "Fair Value through Profit and Loss" erfolgswirksam über die Gewinn-und-Verlust-Rechnung erfasst werden, werden Zeitwertveränderungen der als zur Veräußerung verfügbar eingestuften Vermögenswerte (available for sale) erfolgsneutral im Eigenkapital erfasst. Die Zins-Swaps erfüllen nicht die strengen Kriterien des IAS 39 für Hedge Accounting und werden daher als "Held for trading" in der Kategorie "Fair Value through Profit and Loss" eingestuft.

Vom Unternehmen ausgereichte **Kredite,** die nicht zu Handelszwecken gehalten werden (originated loans and receivables), sowie alle finanziellen Vermögenswerte, die über keinen notierten Marktpreis auf einem Markt verfügen und deren beizulegender Zeitwert nicht verlässlich bestimmt werden kann, werden, soweit sie über eine feste Laufzeit verfügen, mit ihren fortgeführten Anschaffungskosten (amortised cost) bewertet. Bei kurzfristigen **Forderungen** und **Verbindlichkeiten** entsprechen die fortgeführten Anschaffungskosten grundsätzlich dem Nennbetrag bzw. dem Rückzahlungsbetrag.

Nach IAS 39 (**Financial Instruments**: Recognition and Measurement) wird regelmäßig ermittelt, ob objektive substanzielle Hinweise darauf schließen lassen, dass eine Wertminderung eines finanziellen Vermögenswertes oder Portfolios stattgefunden hat. Liegen derartige Hinweise vor, wird der Wertminderungsaufwand (impairment loss) im Ergebnis erfasst, oder, sofern Finanzinstrumente der Kategorie „available for sale" zugeordnet wurden, erfolgsneutral im Eigenkapital ausgewiesen (sh. Eigenkapital-Spiegel). Gewinne und Verluste aus einem zur Veräußerung verfügbaren finanziellen Vermögenswert werden direkt im Eigenkapital erfasst, bis der finanzielle Vermögenswert abgegangen ist oder bis eine Wertminderung festgestellt wird. Im Falle einer Wertminderung wird der kumulierte Nettoverlust aus dem Eigenkapital entfernt und im Ergebnis ausgewiesen.

5.8. Finanzanlagen

Gewinn- oder Verlustanteile von at Equity bewerteten Joint Venture Gesellschaften werden anteilig dem erzielten Ergebnis und dem jeweiligen Beteiligungsbuchwert zugerechnet. In der Gewinn-und-Verlust-Rechnung erfolgt hinsichtlich der Zuordnung des Ergebnisses ein separater Ausweis unter dem Posten „ Ergebnisanteile an Joint Ventures, die nach der Equity-Methode bilanziert sind".

5.8.1. Anteile an nicht konsolidierten Tochterunternehmen

Die im Finanzanlagevermögen ausgewiesenen **Anteile an nicht konsolidierten Tochterunternehmen** werden grundsätzlich zum beizulegenden Zeitwert (Fair Value) angesetzt. Sofern kein notierter Marktpreis auf einem aktiven Markt verfügbar ist und ein beizulegender Zeitwert (Fair Value) nicht verlässlich bestimmt werden kann, werden die Anteile zu Anschaffungskosten angesetzt.

5.8.2. Anteile an assoziierten Unternehmen

Anteile an assoziierten Unternehmen, die nicht gemäß IAS 28 nach der Equity-Methode bilanziert werden, werden gemäß IAS 39 mit dem beizulegenden Zeitwert (Fair Value) angesetzt. Soweit dieser Wert nicht verfügbar ist bzw. nicht verlässlich bestimmt werden kann, werden die Anteile an assoziierten Unternehmen zu Anschaffungskosten bewertet.

5.8.3. Beteiligungen an Joint Ventures

Beteiligungen an Joint Ventures, die nicht nach der Equity-Methode bilanziert werden, werden gemäß IAS 39 mit dem beizulegenden Zeitwert (Fair Value) angesetzt. Sie werden dann zu Anschaffungskosten angesetzt, wenn für sie ein notierter Marktpreis auf einem aktiven Markt nicht verlässlich bestimmt oder ermittelt werden kann.

5.8.4. Sonstige Anteile

Sonstige Anteile werden gemäß IAS 39 zum beizulegenden Zeitwert (Fair Value) angesetzt.

5.8.5. Wertminderung von Finanzanlagen

Falls Anzeichen dafür bestehen, dass Investitionen in nicht konsolidierte Tochterunternehmen, nicht konsolidierte assoziierte Unternehmen oder in nicht konsolidierten Joint Ventures und nicht konsolidierte sonstige Beteiligungen **wertgemindert** sein könnten, wird IAS 39 angewendet.

5.9. Ausleihungen des Finanzanlagevermögens

Ausleihungen des Finanzanlagevermögens werden entsprechend ihrer Zugehörigkeit zur jeweiligen Kategorie der finanziellen Vermögenswerte zu fortgeführten Anschaffungskosten bilanziert. In dieser Position sind keine zu Handelszwecken gehaltenen finanziellen Vermögenswerte enthalten.

5.10. Vorräte

5.10.1. Roh-, Hilfs- und Betriebsstoffe

Die **Roh-, Hilfs- und Betriebsstoffe** werden grundsätzlich mit ihren durchschnittlichen Anschaffungskosten unter Beachtung niedrigerer Nettoveräußerungswerte bewertet. Die Anschaffungskosten enthalten alle Kosten des Erwerbes sowie sonstige Kosten, die angefallen sind, um die Vorräte an ihren derzeitigen Ort und in ihren derzeitigen Zustand zu versetzen. Der Nettoveräußerungswert ist der geschätzte, im normalen Geschäftsgang erzielbare Verkaufserlös abzüglich der geschätzten Kosten bis zur Fertigstellung und der geschätzten notwendigen Vertriebskosten.

5.10.2. Unfertige Erzeugnisse

Unfertige Erzeugnisse werden mit den Herstellungskosten unter Beachtung niedrigerer Nettoveräußerungswerte angesetzt. Die Herstellungskosten enthalten alle direkt dem Herstellungsprozess zurechenbaren Kosten sowie angemessene Teile der produktionsbezogenen Gemeinkosten. Hierzu gehören die fertigungsbedingten Abschreibungen, anteiligen Verwaltungskosten sowie anteilige Kosten des sozialen Bereichs.

5.10.3. Finanzierungskosten von Vorräten

Finanzierungskosten werden nicht als Teil der Anschaffungs- oder Herstellungskosten der Vorräte angesetzt.

5.11. Forderungen und sonstige Vermögenswerte

Bei den **Forderungen und Sonstigen Vermögenswerten**, mit Ausnahme der derivativen Finanzinstrumente, handelt es sich um vom Konzern ausgereichte Kredite und Forderungen. Sie werden zu fortgeführten Anschaffungskosten bewertet. Unverzinsliche oder niedrig verzinsliche Forderungen mit Laufzeiten von über einem Jahr werden abgezinst. Allen erkennbaren Risiken wird durch Wertberichtigungen Rechnung getragen.

5.12. Derivative Finanzinstrumente

Derivative Finanzinstrumente werden in der MTU Aero Engines Erste Holding GmbH zu Sicherungszwecken eingesetzt, um Währungs- und Zinsrisiken zu reduzieren.

Nach IAS 39 sind alle derivativen Finanzinstrumente, wie z.B. Zins-, Währungs- und kombinierte Zins- und Währungsswaps sowie Devisentermingeschäfte zum Marktwert zu bilanzieren, und zwar unabhängig davon, zu welchem Zweck oder in welcher Absicht sie abgeschlossen worden sind. Die unrealisierten Marktwertveränderungen der derivativen Finanzinstrumente, bei denen Hedge Accounting vorliegt und infolgedessen angewendet wird, werden im Eigenkapital als Bestandteil der „Gesamtergebnisrechnung", oder im Ergebnis ausgewiesen, je nachdem, ob es sich dabei um einen „Fair Value Hedge" oder einen „Cash-Flow Hedge" handelt.

Hedge-Accounting

Die Gesellschaft erfüllt für ihre **Devisentermingeschäfte** die Anforderungen des Hedge-Accounting. Bei der Sicherung dieser zukünftigen Zahlungsströme **(Cash-Flow Hedge)** erfolgt die Bewertung der Sicherungsinstrumente zum Zeitwert. Bei Marktwertveränderungen der Devisentermingeschäfte, die zum Ausgleich zukünftiger Cash-Flow-Risiken aus bereits bestehenden Grundgeschäften oder geplanten Transaktionen eingesetzt werden, werden diese unrealisierten Gewinne und Verluste zunächst erfolgsneutral in der Eigenkapital-Kategorie „Gesamtergebnisrechnung" ausgewiesen. Eine Umbuchung in die Gewinn-und-Verlust-Rechnung erfolgt zeitgleich mit der Ergebniswirkung des abgesicherten Grundgeschäfts.

Bei **Swap-Geschäften** liegen die Voraussetzungen für Hedge-Accounting hingegen nicht vor. Die Zeitwertschwankungen während der Laufzeit dieser Geschäfte werden erfolgswirksam in der Gewinn-und-Verlust-Rechnung im Finanzergebnis erfasst.

Die Finanzierung der Gesellschaft erfolgt in den Währungen „Euro" und „US-Dollar"; im Wesentlichen durch die Inanspruchnahme von Darlehen sowie durch Aufnahme von Bankkrediten (Senior Facility Agreement). Kurzfristige Liquiditätsüberschüsse werden auf dem Geldmarkt platziert.

Sowohl aus Gründen der Absicherung der US-Dollar-Einnahmenüberschüsse im operativen Geschäfts- als auch im Finanzierungsbereich ist die MTU Aero Engines Erste Holding GmbH Zinsänderungs- und Währungsrisiken ausgesetzt. Deshalb werden neben den Devisentermingeschäften Instrumente zur Absicherung dieser Risiken eingesetzt (Cross Currency Interest Rate Swaps und Interest Rate Swaps).

Folgende Finanzinstrumente wurden im Geschäftsjahr eingesetzt:

1. **Devisentermingeschäfte:**

Ziel der Devisentermingeschäfte ist die Absicherung der US-Dollar Einnahmenüberschüsse aus dem operativen Geschäft.

Zum Jahresende bestanden über T-Euro 260.054 Devisenterminverkäufe mit einer Laufzeit bis Ende 2006 und einem Zeitwert in Höhe von T-Euro 280.432.

Die Buchwerte (unrealisierte Gewinne) der wesentlichen derivativen Finanzinstrumente betrugen zum 31. Dezember 2004 T-Euro 20.378. Des Weiteren wurden aus zum Jahresanfang abgeschlossenen Devisentermingeschäften realisierte Verluste in Höhe von T-Euro 387 erfolgswirksam behandelt.

Zum 31. Dezember 2004 waren nach Abzug latenter Steuern positive Effekte aus der Marktwertbewertung von Cash-Flow-Hedge-Geschäften in Höhe von T-Euro 12.145 (Vj. T-Euro 0) ergebnisneutral im Eigenkapital abgegrenzt.

Darüber hinaus sind bereits im Rahmen des Erwerbs realisierte Devisentermingeschäfte in Höhe von T-Euro 91.529 in den Forderungen und sonstigen Vermögenswerten enthalten.

2. **Swap Geschäfte:**

2.2.1 Cross Currency Interest Rate Swaps:

Ziel ist die Absicherung gegen Wechselkurs- (Natural Hedge) und Zinsschwankungen unter Verwendung von US-Dollar Einnahmenüberschüssen.

Mit diesem Finanzinstrument wurden variable Euro-Zinsverpflichtungen in fixe US-Dollar-Zinsverpflichtungen und fixe Euro-Zinsverpflichtungen in fixe US-Dollar-Zinsverpflichtungen getauscht.

2.2.2. Interest Rate Swaps:

Ziel ist die Absicherung gegen Zinsschwankungen. Mit diesem Finanzinstrument wurden variable US-Dollar-Zinsverpflichtungen in fixe US-Dollar-Zinsverpflichtungen getauscht.

Die positiven Marktwerte aller Swap-Geschäfte betragen T-Euro 5.211.

5.13. Flüssige Mittel

Flüssige Mittel umfassen Fremdwährungsbestände in Höhe von T-Euro 21.305 und sind zum Stichtagskurs bewertet.

5.14. Latente Steuern

Aktive und passive latente Steuern werden für sämtliche temporären Differenzen zwischen den Wertansätzen der Steuerbilanzen und der Konzernbilanz gebildet („Balance Sheet Liability Method"). Die Berechnungen der aktiven und passiven latenten Steuern werden auf der Grundlage des zum Zeitpunkt der Umkehrung der temporären Differenzen gültigen Steuersatzes vorgenommen. Eine Verrechnung von aktiven mit passiven latenten Steuern erfolgt, soweit eine Identität der Steuergläubiger und –schuldner besteht.

5.15. Rückstellungen für Pensionen

Die **Rückstellungen für Pensionen** werden nach dem Anwartschaftsbarwertverfahren (Projected Unit Credit Method) gemäß IAS 19 (Employee Benefits) gebildet. Bei diesem Verfahren werden nicht nur die am Bilanzstichtag bekannten Renten und erworbenen Anwartschaften, sondern auch künftig zu erwartende Steigerungen von Renten und Gehältern bei vorsichtiger Einschätzung der relevanten Einflussgrößen berücksichtigt. Die Bewertung beruht auf versicherungsmathematischen Gutachten. Versicherungsmathematische Gewinne und Verluste werden erst erfolgswirksam verrechnet, wenn sie außerhalb einer Bandbreite von 10% (Zielkorridor) des Verpflichtungsumfangs liegen. In diesem Fall werden sie über die künftige durchschnittliche Restdienstzeit der Belegschaft verteilt. Die Aufwendungen aus der Aufzinsung von Pensionsverpflichtungen werden gesondert im Finanzergebnis ausgewiesen. Alle übrigen Aufwendungen aus der Dotierung der Pensionsverpflichtungen werden den Kosten der betroffenen Funktionsbereiche zugeordnet.

5.16. Übrige Rückstellungen

Die **Übrigen Rückstellungen** werden gebildet, wenn eine Verpflichtung gegenüber Dritten besteht, die Inanspruchnahme wahrscheinlich ist und wenn die voraussichtliche Höhe des notwendigen Rückstellungsbetrages zuverlässig schätzbar ist. Bei der Bewertung von Rückstellungen mit Eigenleistungsbestandteilen – insbesondere bei Gewährleistungen und fehlenden Kosten - fließen grundsätzlich alle Kostenbestandteile ein, die auch im Vorratsvermögen aktiviert werden. Langfristige Rückstellungen mit einer Restlaufzeit von mehr als einem Jahr werden mit ihrem auf den Bilanzstichtag abgezinsten Erfüllungsbetrag angesetzt. Die Rückstellungen für Altersteilzeit und Jubiläen sind gemäß versicherungsmathematischer Gutachten nach IAS 19 bewertet.

5.17. Finanzielle Verbindlichkeiten

Die **finanziellen Verbindlichkeiten** werden bei der erstmaligen Erfassung mit den Anschaffungskosten angesetzt, die dem beizulegenden Zeitwert der erhaltenen Gegenleistung entsprechen. Langfristige Verbindlichkeiten mit einer Restlaufzeit von mehr als einem Jahr werden mit ihrem Barwert passiviert. In der Folge werden die Verbindlichkeiten, einschließlich der derivativen Finanzinstrumente, zum beizulegenden Zeitwert bewertet.

5.18. Sonstige Erläuterungen

Die Ansprüche der Anteilseigner auf Dividendenausschüttungen werden in der Periode als Verbindlichkeit erfasst, in der die entsprechende Beschlussfassung erfolgt ist.

5.19. Annahmen und Schätzungen

Die Aufstellung des Konzernabschlusses unter Beachtung der Verlautbarungen des IASB erfordert, dass Annahmen getroffen und Schätzungen verwendet werden, die sich auf Höhe und Ausweis der bilanzierten Vermögenswerte und Schulden, der Erträge und Aufwendungen sowie der Eventualverbindlichkeiten auswirken.

Die **Annahmen und Schätzungen** beziehen sich im Wesentlichen auf die konzerneinheitliche Festlegung von Nutzungsdauern, die Bilanzierung und Bewertung von Rückstellungen sowie die Realisierbarkeit zukünftiger Steuerentlastungen. Die tatsächlichen Werte können in Einzelfällen von den getroffenen Annahmen und Schätzungen abweichen. Änderungen werden zum Zeitpunkt einer besseren Kenntnis erfolgswirksam berücksichtigt.

Die MTU Aero Engines Erste Holding GmbH prüft ihre Firmenwerte mindestens einmal jährlich auf Werthaltigkeit (sh. hierzu Bilanzierungs- und Bewertungsmethoden). Die Firmenwerte werden dazu den Segmenten als zahlungsmittelgenerierenden Einheiten zugeordnet. Der erzielbare Betrag der zahlungsmittelgenerierenden Einheiten wird auf Basis des Nutzungswertes ermittelt. Hierzu ist die Verwendung von Schätzungen erforderlich.

5.20. Sensitivitätsanalyse

Der Konzern trifft Einschätzungen und Annahmen, welche die Zukunft betreffen. Die Schätzungen und Annahmen, die ein signifikantes Risiko in Form einer wesentlichen Anpassung der Buchwerte von Vermögenswerten und Schulden innerhalb des nächsten Geschäftsjahres mit sich bringen, werden im Folgenden erörtert.

5.20.1. Geschätzte Wertminderung des Firmenwerts

Der Konzern untersucht jährlich, in Einklang mit den vorgenannten Bilanzierungs- und Bewertungsmethoden, ob eine Wertminderung des Firmenwerts vorliegt. Der erzielbare Betrag von zahlungsmittelgenerierenden Einheiten (CGU´s) wurde basierend auf Berechnungen des Nutzungswertes ermittelt. Diesen Berechnungen müssen Annahmen zugrunde gelegt werden.

Läge das tatsächliche Bruttoergebnis vom Umsatz am 31. Dezember 2005 10% unter dem nach Schätzung des Managements am 31. Dezember 2004 erwarteten Bruttoergebnis vom Umsatz, ergäbe sich noch immer kein Impairmentbedarf auf den Firmenwert bzw. auf weitere Vermögenspositionen.

Auch bei einem Anstieg des Abzinsungssatzes vor Steuern, der bei der Berechnung des Unternehmenswertes nach der Discounted Cash-Flow-Methode (DCF) angewendet wurde, um 10% gegenüber den Schätzungen des Managements, müsste der Firmenwert des Unternehmens sowie das Sachanlagevermögen nicht abgeschrieben werden.

5.20.2. Ertragsteuern

Der Konzern ist in verschiedenen Ländern zur Entrichtung von Ertragsteuern verpflichtet. Deshalb sind wesentliche Annahmen erforderlich, um die weltweite Steuerrückstellung zu ermitteln.

Der Konzern bemisst die Höhe der Rückstellungen für erwartete Nachzahlungen aufgrund Steuerprüfungen auf Basis von Schätzungen, ob und in welcher Höhe zusätzliche Steuern fällig werden. Sofern die endgültige Besteuerung dieser Geschäftsvorfälle von der anfänglich angenommenen abweicht, wird dies in der Periode, in der die Besteuerung abschließend ermittelt wird, Auswirkungen auf die tatsächlichen und die latenten Steuern haben.

II. ERLÄUTERUNGEN ZU DEN POSTEN DER GEWINN-UND-VERLUST-RECHNUNG

6. Umsatzkosten

Die Umsatzkosten setzen sich wie folgt zusammen:

in T-Euro	**2004**	2003
Materialaufwand	-1.122.285	
Personalaufwand	-400.665	
Abschreibungen	-131.508	
Übrige Umsatzkosten	-30.852	
	-1.685.310	0

Die Forschungs- und Entwicklungskosten betragen T-Euro 155.849, davon reduzieren T-Euro 98.184 die Rückstellung für Entwicklungsverpflichtungen. In den Umsatzkosten sind Forschungs- und Entwicklungskosten in Höhe von T-Euro 57.665 erfasst.

7. Vertriebskosten

Kostenzusammensetzung

in T-Euro	**2004**	2003
Materialaufwand	-7.615	
Personalaufwand	-45.751	
Abschreibungen	-372	
Übrige Vertriebskosten	-14.258	
	-67.996	0

Die Vertriebskosten enthalten vor allem Aufwendungen für Marketing, Werbung und Vertriebspersonal sowie Abschreibungen auf Kundenforderungen

8. Allgemeine Verwaltungskosten

Kostenzusammensetzung *in T-Euro*	**2004**	2003
Materialaufwand	-4.402	
Personalaufwand	-29.845	
Abschreibungen	-1.196	
Übrige Verwaltungskosten	-52.208	-36
	-87.651	-36

Die allgemeinen Verwaltungskosten enthalten Aufwendungen der Verwaltung, die weder der Produktion noch dem Vertrieb zugeordnet sind. In den übrigen Verwaltungskosten sind Transaktionskosten in Höhe von T-Euro 41.844 enthalten.

9. Sonstige betriebliche Erträge und Aufwendungen

Zusammensetzung *in T-Euro*	**2004**	2003
Erträge		
Erträge aus dem Abgang von Gegenständen des Anlagevermögens	1.975	
Versicherungs-Ersatzleistungen	1.071	
Weiterverrechnete Kosten	134	
Übrige sonstige betriebliche Erträge	4.181	
	7.361	**0**
Aufwendungen		
Verluste aus dem Abgang von Gegenständen des Anlagevermögens	-245	
Aufwendungen aus Versicherungsfällen	-2.135	
Übrige sonstige betriebliche Aufwendungen	-963	-13
	-3.343	**-13**
	4.018	**-13**

10. Finanzergebnis

Zusammensetzung

in T-Euro	**2004**	2003
Erträge aus nicht konsolidierten Tochterunternehmen	191	
Erträge aus assoziierten Unternehmen	152	
Zinsergebnis	-73.122	-262
Verluste aus dem Abgang von Anteilen an verbundenen Unternehmen		-10
	-72.779	**-272**

Zinsergebnis

Erträge		
Zinsen und ähnliche Erträge	23.253	1
Kursgewinne aus Finanzierungsvorgängen	14.236	
Kursgewinne aus Devisenbestandsbewertungen	9.329	
Zinstauschgeschäfte	5.211	
Sonstige Finanzerträge	2.468	
	54.497	**1**
Aufwendungen		
Zinsen und ähnliche Aufwendungen	-84.976	-263
Zinsaufwand aus Pensionsrückstellungen	-17.765	
Kursverluste aus Devisenbestandsbewertungen	-16.063	
Zinsaufwand für Entwicklungsrückstellungen	-4.800	
Zinsaufwand aus Finance-Leasing-Kontrakten	-2.613	
Kursverluste aus Finanzierungsvorgängen	-1.402	
	-127.619	**-263**
	-73.122	**-262**

11. Steuern vom Einkommen und vom Ertrag

Nach ihrer Herkunft gliedern sich die Steuern vom Einkommen und vom Ertrag wie folgt:

in T-Euro	**2004**	2003
Ergebnis vor Steuern	**6.452**	-321
Laufende Ertragsteuern	-8.760	
Latente Steuern	2.484	
	-6.276	0

Zuordnung der latenten Steuerabgrenzungen *in T-Euro*	**Aktive latente Steuern**	**Passive latente Steuern**
Immaterielle Vermögenswerte	0	220.053
Sachanlagen	117	152.701
Finanzanlagen	810	0
Vorräte	7.906	32.744
Forderungen und sonstige Vermögenswerte	1.342	11.817
Marktwerte Derivate	0	45.210
Rückstellungen	89.037	13.317
Verbindlichkeiten	21.501	13.733
Verlustvorträge	3.511	0
Saldierung	-121.878	-121.878
	2.346	**367.697**

Saldierungen erfolgen für Steueransprüche und - verpflichtungen, die gegenüber der gleichen Steuerbehörde bestehen.

Ableitung des effektiven Steueraufwands

in T-Euro	**2004**	2003
Ergebnis vor Ertragsteuern	6.452	-321
Ertragsteuersatz (inkl. Gewerbesteuer)	40,4%	
Erwarteter Steueraufwand	**2.607**	0
Veränderung aufgrund steuerlich nicht abzugsfähiger Abschreibungen	-5.617	
Körperschaft- und gewerbesteuerlich nicht abzugsfähige Aufwendungen (insbesondere Zinsaufwendungen)	7.792	
Steuerentfall auf Ergebnisse		
- der zu Equity bilanzierten Beteiligungen	740	
- Gewinnübernahmen	-78	
Einzelwertberichtigungen auf latente Steuern für:	914	
- MTU Maintenance Canada Ltd., Kanada		
- MTU Aero Engines North America Inc., USA		
Steuererträge aus Vorperioden	-155	
Übrige	73	
Gesamter Steueraufwand	**6.276**	0

Im Geschäftsjahr 2004 beträgt der Körperschaftsteuersatz 25% zuzüglich des Solidaritätszuschlags in Höhe von 5,5% der Körperschaftsteuerbelastung. Daraus resultiert ein effektiver Körperschaftsteuersatz von 26,4%. Die Gewerbesteuer beläuft sich nach Berücksichtigung der Körperschaftsteuer auf 14%, so dass der Gesamtsteuersatz 40,4% beträgt.

12. Zusatzangaben zur Gewinn-und-Verlust-Rechnung

12.1. Personalaufwand

in T-Euro	**2004**	2003
Löhne und Gehälter	**398.220**	
Soziale Abgaben, Aufwendungen für Altersversorgung und für Unterstützung	**101.134**	
- davon für Altersversorgung: T-Euro 28.200 (Vj.T-Euro 0)		
	499.354	0

Der Arbeitgeberanteil zur Sozialversicherung beträgt T-Euro 72.934, die aufwandswirksam erfasst werden.

Die durchschnittliche Zahl der während des Geschäftsjahres beschäftigten Arbeitnehmer gliedert sich nach Gruppen wie folgt:

12.2. Angaben zu Beschäftigtenzahlen	**2004**	2003
Arbeiter	3.165	
Angestellte	3.912	
Befristete Mitarbeiter	180	
	7.257	0
Auszubildende	286	
Praktikanten	139	
	7.682	0

12.3. Materialaufwand

in T-Euro	**2004**	2003
Aufwendungen für Roh-, Hilfs- und Betriebsstoffe	**504.392**	
Aufwendungen für bezogene Leistungen	**613.976**	
	1.118.368	0

III. ERLÄUTERUNGEN ZU DEN POSTEN DER KONZERNBILANZ

13. Entwicklung des Konzernanlagevermögens (1)

	Anschaffungs- / Herstellungskosten						
in T-Euro	01.01.2004	Zugang 01.01.2004	Kurs-differenzen	Zugänge	Umbu-chungen	Abgänge Konsolid.	31.12.2004
Programmwerte		377.492					377.492
Programmunabhängige Technologien		124.743					124.743
Kundenbeziehungen		56.548					56.548
Nutzungsrechte und Lizenzen		43.009	-779	10.914	1.414	-21	54.537
Firmenwerte	10	382.947	-325			-23	382.609
Immaterielle Vermögenswerte	**10**	**984.739**	**-1.104**	**10.914**	**1.414**	**-44**	**995.929**
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken		305.559	-11	1.241	5.378	-625	311.542
Technische Anlagen und Maschinen		205.349	-224	15.910	11.097	-1.175	230.957
Andere Anlagen, Betriebs- und Geschäftsausstattung		96.664	-112	22.055	3.749	-707	121.649
Geleistete Anzahlungen und Anlagen im Bau		23.043	-20	15.829	-21.638		17.214
Sachanlagevermögen	**0**	**630.615**	**-367**	**55.035**	**-1.414**	**-2.507**	**681.362**
Anteile an Tochterunternehmen	274.653	502				-274.543	612
Anteile an assoziierten Unternehmen		378					378
Beteiligungen an Joint Ventures		45.891		1.038		-2.858	44.071
Sonstige Anteile		157					157
Ausleihungen an Beteiligungen - Joint Ventures		212		45		-212	45
- Sonstige Anteile		3.769				-2.489	1.280
Sonstige Ausleihungen		205		21		-130	96
Finanzanlagen	**274.653**	**51.114**	**0**	**1.104**	**0**	**-280.232**	**46.639**
Anlagevermögen	**274.663**	**1.666.468**	**-1.471**	**67.053**	**0**	**-282.783**	**1.723.930**

13. Entwicklung des Konzernanlagevermögens (2)

	Abschreibungen							Buchwerte	
in T-Euro	01.01.2004	Kurs-differenzen	Zugänge	Umbu-chungen	Zuschrei-bungen	Abgänge	31.12.2004	**31.12.2004**	31.12.2003
Programmwerte			628				628	**376.864**	
Programmunabhängige Technologien			12.474				12.474	**112.269**	
Kundenbeziehungen			4.780				4.780	**51.768**	
Nutzungsrechte und Lizenzen		-71	9.543			-21	9.451	**45.086**	
Firmenwerte								**382.609**	10
Immaterielle Vermögenswerte	**0**	**-71**	**27.425**	**0**	**0**	**-21**	**27.333**	**968.596**	**10**
Grundstücke, grundstücks-gleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken		-3	9.333	2		-12	9.320	**302.222**	
Technische Anlagen und Maschinen		39	58.585	25		-668	57.981	**172.976**	
Andere Anlagen, Betriebs- und Geschäftsausstattung		-27	37.733	-27		-219	37.460	**84.189**	
Geleistete Anzahlungen und Anlagen im Bau								**17.214**	
Sachanlagevermögen	**0**	**9**	**105.651**	**0**	**0**	**-899**	**104.761**	**576.601**	**0**
Anteile an Tochterunternehmen								**612**	274.653
Anteile an assoziierten Unternehmen								**378**	
Beteiligungen an Joint Ventures								**44.071**	
Sonstige Anteile								**157**	
Ausleihungen an Beteiligungen									
- Joint Ventures								**45**	
- Sonstige Anteile								**1.280**	
Sonstige Ausleihungen								**96**	
Finanzanlagen	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**46.639**	**274.653**
Anlagevermögen	**0**	**-62**	**133.076**	**0**	**0**	**-920**	**132.094**	**1.591.836**	**274.663**

14. Immaterielle Vermögenswerte

Unter den Immateriellen Vermögenswerten werden hauptsächlich die durch die Verschmelzung aktivierten Programmwerte und programmunabhängigen Technologien sowie – überwiegend technische – Software und der erworbene Firmenwert ausgewiesen.

Der **Firmenwert** stellt den Überschuss der Anschaffungskosten des Unternehmenserwerbs über den beizulegenden Zeitwert der Anteile des Konzerns an den Nettovermögenswerten des erworbenen Unternehmens zum Erwerbszeitpunkt dar. Der Firmenwert wird zum Zweck des Werthaltigkeitstests auf Cash Generating Units (zahlungsmittelgenerierende Einheiten) verteilt. Jede dieser Cash Generating Units stellt die Investition des Konzerns in dem entsprechenden Geschäftsfeld gemäß des primären Berichtssegments dar.

Der Impairmenttest wurde für das Berichtsjahr auf Basis der Cash Generating Units durchgeführt. Es lagen keine Anhaltspunkte für eine Wertminderung vor.

In den Zugängen zu den Immateriellen Vermögenswerten sind im wesentlichen Softwarepakete PLM^2 (T-Euro 6.460), Oracle SAP Datenbanken (T-Euro 623), Unigraphics NX (T-Euro 797) sowie Local Network (T-Euro 650) enthalten.

Die gesamte Entwicklung des Postens „Immaterielle Vermögenswerte" ist darüber hinaus dem Anlagespiegel (Seiten 41 und 42, Position 13) zu entnehmen.

15. Sachanlagevermögen

Wesentliche Zugänge in 2004 betreffen vier CNC 5A-Fräsmaschinen (T-Euro 2.354), eine Schwungradreibschweißmaschine (T-Euro 1.655), eine CNC Vertikaldrehmaschine (T-Euro 832), eine CNC Rundtischschleifmaschine (T-Euro 620), drei Laserbohr-Abtragsanlagen (T-Euro 1.986), Sonderbetriebsmittel für GP7000 (T-Euro 3.156) und TP 400 (T-Euro 2.811) sowie eine Messwerterfassungsanlage (T-Euro 800) und Datenverarbeitungshardware (T-Euro 4.313).

Von der Firma Silkan, München (ein Unternehmen der LHI Leasinggesellschaft), geleaste Gebäude und Grundstücke wurden aktiviert, da zum Ende der Leasingzeit eine vergünstigte Kaufoption der Gesellschaft eingeräumt wurde. Des Weiteren befinden sich noch sieben geleaste Flugtriebwerke im Anlagevermögen der Gesellschaft. Für diese Gegenstände besteht am Ende der Leasingzeit eine Nachschusspflicht für den Fall, dass der Verwertungserlös der Leasinggegenstände unter den Buchwert sinkt. Die Verbindlichkeiten sämtlicher Leasinggegenstände sind zum Barwert passiviert und werden jährlich getilgt.

Die Details zu den Mindestleasingzahlungen der betreffenden Leasingverträge ergeben sich insgesamt wie folgt:

in T-Euro	**31.12.2004**
Summe der künftigen Mindestleasingzahlungen	
fällig innerhalb eines Jahres	3.344
fällig innerhalb einem und fünf Jahren	26.576
fällig nach mehr als fünf Jahren	41.212
	71.132
In den künftigen Mindestleasingzahlungen enthaltener Zinsanteil	
fällig innerhalb eines Jahres	1.456
fällig innerhalb einem und fünf Jahren	5.375
fällig nach mehr als fünf Jahren	12.376
	19.207
Barwert der künftigen Mindestleasingzahlungen	
fällig innerhalb eines Jahres	1.888
fällig innerhalb einem und fünf Jahren	21.202
fällig nach mehr als fünf Jahren	28.835
	51.925

Im Sachanlagevermögen sind des Weiteren an Kunden der OEM´s verleaste Triebwerkmodule enthalten.

Die weitere Aufgliederung der in der Bilanz zusammengefassten Positionen des Sachanlagevermögens sowie ihre Entwicklung im Berichtsjahr sind im Anlagespiegel (Seiten 41 und 42, Position 13) aufgeführt.

16. Finanzanlagen

Die Aufgliederung der in der Bilanz zusammengefassten Positionen des Finanzanlagevermögens sowie ihre Entwicklung im Berichtsjahr ist im Anlagespiegel auf den Seite 41 und 42 (Position 13) enthalten und beinhaltet hauptsächlich Anteile an nicht konsolidierten Tochterunternehmen, nicht konsolidierten Beteiligungen an assoziierten Unternehmen sowie nicht konsolidierten Beteiligungen an Gemeinschaftsunternehmen (Joint Ventures). Nicht konsolidierte Tochterunternehmen sind für den Konzern unwesentliche Gesellschaften.

Unter den Beteiligungen an Joint Ventures werden die auf Seite 19 beschriebenen Gesellschaften ausgewiesen. Zur bilanziellen Behandlung sh. Seite 27, Position 5.8.3.

Zusammengefasst hat der Konzern an den Joint Ventures und an den assoziierten Unternehmen folgende Anteile:

in T-Euro	Joint Ventures **2004*)**	Assoziierte Gesellschaften **2004**)**
1. Angaben zur Gewinn- und Verlustrechnung:		
Erträge	56.551	940.233
Aufwendungen	-65.585	-939.780
	-9.034	**453**
2. Angaben zur Bilanz:		
Langfristige Vermögenswerte	63.712	2.514
Kurzfristige Vermögenswerte	134.547	154.745
	198.259	**157.259**
Eigenkapital	**46.622**	**1.834**
Langfristige Schulden	70.564	5.065
Kurzfristige Schulden	81.073	150.360
	151.637	**155.425**

*) Wertangaben für MTU Maintenance Zhuhai Co. Ltd., China und für Pratt & Whitney Canada Customer Support Centre Europe GmbH, Ludwigsfelde, betreffen 2004. Die übrigen Joint Venture-Angaben betreffen das Wirtschaftsjahr 2003, da die Werte für 2004 zum Berichtszeitpunkt noch nicht vorlagen.

**) Angaben betreffen das Wirtschaftsjahr 2003, da die Werte für 2004 zum Berichtszeitpunkt noch nicht vorlagen.

17. Vorräte

Der ausgewiesene Vorratsbestand setzt sich wie folgt zusammen:

in T-Euro	**31.12.2004**	31.12.2003
Roh-, Hilfs- und Betriebsstoffe	196.259	
Unfertige Erzeugnisse	249.798	
Geleistete Anzahlungen	2.048	
	448.105	0

Vorräte werden zum niedrigeren Wert aus Anschaffungs- oder Herstellungskosten und Nettoveräußerungspreis angesetzt. Die Herstellungskosten unfertiger Erzeugnisse umfassen die Kosten für Roh-, Hilfs- und Betriebsstoffe, direkte Personalkosten, andere direkte Kosten und der Produktion zurechenbare Gemeinkosten (basierend auf normaler Betriebskapazität). Die Anschaffungs- oder Herstellungskosten enthalten keine Fremdkapitalkosten. Rabatte, Boni und Skonti sind von den Anschaffungskosten abgezogen.

Erhaltene Anzahlungen werden passivisch ausgewiesen.

18. Sonstige Vermögenswerte

Forderungen

	31.12.2004			31.12.2003		
	Kurzfristig	**Langfristig**		Kurzfristig	Langfristig	
in T-Euro	**Fällig innerhalb eines Jahres**	**Fällig nach einem Jahr**	**Gesamt**	Fällig innerhalb eines Jahres	Fällig nach einem Jahr	Gesamt
Forderungen aus Lieferungen und Leistungen	304.860		**304.860**			
Forderungen aus Fertigungs- und Wartungsaufträgen (POC)	89.733		**89.733**			
Forderungen gegen Unternehmen, mit denen ein Beteiligungsverhältnis besteht						
- assoziierte Unternehmen	46.068		**46.068**			
- Joint Ventures	9.763		**9.763**			
	450.424	**0**	**450.424**	0	0	0

Forderungen gegen Unternehmen, mit denen ein Beteiligungsverhältnis besteht, werden in dem Kapitel „Beziehungen zu nahestehenden Unternehmen und Personen" am Ende dieser Erläuterungen weiter aufgeteilt. Die Forderungen sind nach Verrechnung von Verbindlichkeiten gegenüber der betreffenden Gesellschaft ausgewiesen.

Sonstige Vermögenswerte

Die sonstigen Vermögenswerte setzen sich wie folgt zusammen:

	31.12.2004			31.12.2003		
	Kurzfristig	**Langfristig**		Kurzfristig	Langfristig	
in T-Euro	**Fällig innerhalb eines Jahres**	**Fällig nach einem Jahr**	**Gesamt**	Fällig innerhalb eines Jahres	Fällig nach einem Jahr	Gesamt
Steuerrückforderungen						
- Steuern vom Einkommen und Ertrag	41.281		**41.281**			
- sonstige Steuern	11.876		**11.876**	2		2
Forderungen gegen Mitarbeiter	1.116		**1.116**			
Forderungen gegen Lieferanten	13.588		**13.588**			
Marktwerte Derivate						
Devisentermingeschäfte	77.166	34.741	**111.907**			
Zins-Tauschgeschäfte		5.211	**5.211**			
übrige Vermögenswerte	2.892	447	**3.339**			
	147.919	**40.399**	**188.318**	**2**	**0**	**2**

19. Flüssige Mittel

Bei den Flüssigen Mitteln in Höhe von T-Euro 28.454 (Vj. T-Euro 76) handelt es sich um Kassenbestände, Guthaben bei Kreditinstituten sowie um kurzfristige Wertpapiere mit einer Fälligkeit innerhalb von drei Monaten ab dem Erwerbszeitpunkt.

20. Latente Steuern

Zur Zusammensetzung der aktiven und latenten Steuern sh. Seite 38, Pos. 11.

21. Geleistete Vorauszahlungen

Die geleisteten Vorauszahlungen in Höhe von T-Euro 9.619 (Vj. T-Euro 0) ergeben sich im Wesentlichen durch Vorauszahlungen für Versicherungsprämien und Mieten.

22. Eigenkapital

Die Entwicklung des Eigenkapitals der MTU Aero Engines Erste Holding GmbH ist im Eigenkapitalspiegel auf Seite 8 dargestellt.

Gesamtergebnisrechnung

In der Gesamtergebnisrechnung sind die Differenzen aus der erfolgsneutralen Währungsumrechnung von Abschlüssen ausländischer Tochterunternehmen und die Effekte aus der erfolgsneutralen Bewertung von Finanzinstrumenten ausgewiesen.

23. Rückstellungen für Pensionen (lang- und kurzfristig)

Pensionsrückstellungen werden für Verpflichtungen aus Anwartschaften und aus laufenden Leistungen an berechtigte aktive und ehemalige Mitarbeiter im Konzern der MTU Aero Engines Erste Holding GmbH sowie deren Hinterbliebene gebildet. Je nach rechtlichen, wirtschaftlichen und steuerlichen Gegebenheiten des jeweiligen Landes bestehen dabei unterschiedliche Systeme der Alterssicherung, die in der Regel auf Beschäftigungsdauer und Vergütung der Mitarbeiter basieren.

Im Konzern ist zwischen beitrags- und leistungsorientierten Versorgungssystemen zu differenzieren. Bei beitragsorientierten Versorgungsplänen (Defined Contribution Plans) geht das Unternehmen durch definierte Beitragsleistungen keine weiteren Verpflichtungen ein.

Bei leistungsorientierten Versorgungsplänen besteht die Verpflichtung des Unternehmens darin, die zugesagten Leistungen an aktive und ehemalige Mitarbeiter zu erfüllen (Defined Benefit Plans). Dabei handelt es sich im Wesentlichen um ein rückstellungsfinanziertes Versorgungssystem. In Deutschland betrifft der überwiegende Teil der Versorgungszusagen die MTU Aero Engines GmbH, München, die MTU Maintenance Hannover GmbH, Langenhagen, sowie die MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde, die durch Dotierung von Rückstellungen finanziert sind. Daneben bestehen von Mitarbeitern finanzierte Versorgungsleistungen (Ruhe- und Versorgungskapital sowie Aufbaukonto Pension Capital).

Die Höhe der Pensionsverpflichtung (Anwartschaftsbarwert der Versorgungszusagen bzw. Defined Benefit Obligation) wurde nach versicherungsmathematischen Methoden berechnet, für die Schätzungen unumgänglich sind.

Die Bewertung erfolgte nach IAS 19. Dabei spielen neben den Annahmen zur Lebenserwartung die folgenden Prämissen eine Rolle:

in %	**31.12.2004**
Abzinsungssatz	5,25
Zukünftige Einkommenssteigerungen	2,50
Zukünftige Rentensteigerungen	1,75

Die künftigen Einkommenssteigerungen enthalten erwartete zukünftige Gehaltssteigerungen, die unter anderem in Abhängigkeit von der Inflation und der Dauer der Zugehörigkeit zum Unternehmen jährlich geschätzt werden.

Die versicherungsmathematischen Verluste, die im Geschäftsjahr zu einer Erhöhung des Anwartschaftsbarwerts der Versorgungszusagen führten, ergeben sich aus den der versicherungsmathematischen Berechnung zugrunde liegenden Änderungen der Abzinsungssätze. Aufgrund der deutlich gesunkenen Rendite von Kapitalanlagen wurden die Pensions- und Personalverpflichtungen zum 01. Januar 2005 mit 4,75% abgezinst.

Die bilanzielle Entwicklung der Pensionsrückstellungen lässt sich wie folgt herleiten:

Entwicklung:

in T-Euro	**31.12.2004**
Bilanzwerte zum 01.01.	342.972
Dienstzeitaufwand	9.879
Zinsaufwand	17.765
Zuführung	27.644
Stand vor Auszahlung	370.616
Zahlungen des Arbeitgebers für Pensionen und andere Leistungen nach Beendigung des Arbeitsverhältnisses	-11.697
Bilanzwerte zum 31.12.	**358.919**
davon werden fällig innerhalb eines Jahres (Kurzfristig)	14.240
davon werden fällig nach Ablauf eines Jahres (Langfristig)	344.679
	358.919
Zusammensetzung der Bilanzposition	
Anwartschaftsbarwert (DBO) (Defined Benefit Obligation)	**385.989**
Nicht bilanzierte versicherungs-mathematische Verluste	**-27.070**
	358.919

Versicherungsmathematische Gewinne und Verluste, soweit sie 10% des Barwerts der Verpflichtungen nicht übersteigen, werden nicht bilanziert. Der Teil der versicherungsmathematischen Gewinne und Verluste, der 10% des Barwertes der Verpflichtungen übersteigt, wird ab dem Folgejahr über die durchschnittliche Restdienstzeit der Mitarbeiter amortisiert.

24. Übrige Rückstellungen (lang- und kurzfristig)

Die Übrigen Rückstellungen entfallen hauptsächlich auf folgende Positionen:

in T-Euro	**31.12.2004** Kurzfristig Fällig innerhalb eines Jahres	Langfristig Fällig nach einem Jahr	Gesamt	31.12.2003 Kurzfristig Fällig innerhalb eines Jahres	Langfristig Fällig nach einem Jahr	Gesamt
Steuerverpflichtungen	9.725	0	**9.725**			
Verpflichtungen aus dem Personal- und Sozialbereich	48.694	15.468	**64.162**			
Verpflichtungen wegen drohender Verluste und Gewährleistungen	10.833	20.306	**31.139**			
Andere Verpflichtungen	86.980	20.900	**107.880**	34		34
	156.232	**56.674**	**212.906**	**34**	**0**	**34**

Die **kurzfristigen Rückstellungen** (fällig innerhalb eines Jahres) haben sich wie folgt entwickelt:

Kurzfristige Rückstellungen *in T-Euro*	Stand 01.01.2004	Ver-brauch	Auf-lösung	Zu-führung	**Stand 31.12.2004**
Steuerverpflichtungen	1.143	-226	-37	8.845	**9.725**
Verpflichtungen aus dem Personal- und Sozialbereich	26.939	-3.869	-169	25.793	**48.694**
Verpflichtungen wegen drohender Verluste und Gewährleistungen	10.069	-1.870	-2	2.636	**10.833**
Andere Verpflichtungen	138.370	-67.496	-157	16.263	**86.980**
	176.521	-73.461	-365	53.537	**156.232**

Erläuterungen zu den kurzfristigen Rückstellungen:

In den Verpflichtungen aus dem Personal- und Sozialbereich sind Rückstellungen für Altersteilzeit in Höhe von T-Euro 5.022 (Vj. T-Euro 0) und Sonderzahlungen i.H.v. T-Euro 28.674 (Vj. T-Euro 0) enthalten.

Nach unserer Einschätzung ist die tatsächliche Inanspruchnahme der zurückgestellten Aufwendungen mit hinreichender Wahrscheinlichkeit gegeben. Unsicherheiten sind aufgrund der langjährigen Geschäftserfahrung kaum nennenswert. Erstattungsansprüche bestehen nicht.

Die **langfristigen Rückstellungen** (fällig nach einem Jahr) haben sich wie folgt entwickelt:

Langfristige Rückstellungen *in T-Euro*	Stand 01.01.2004	Verbrauch	Auflösung	Zuführung	**Stand 31.12.2004**
Verpflichtungen aus dem Personal- und Sozialbereich	17.939	-2.802	0	331	**15.468**
Verpflichtungen wegen drohender Verluste	17.205	0	0	3.101	**20.306**
Andere Verpflichtungen	52.750	-31.850	0	0	**20.900**
	87.894	-34.652	0	3.432	**56.674**

Erläuterungen zu den langfristigen Rückstellungen:

Die Rückstellungen für andere Verpflichtungen betreffen Entwicklungsleistungen der Programme „GP 7000" und „PW 6000" für 2006.

Nach unserer Einschätzung ist die tatsächliche Inanspruchnahme der zurückgestellten Aufwendungen mit hinreichender Wahrscheinlichkeit gegeben. Unsicherheiten sind aufgrund der langjährigen Geschäftserfahrung kaum nennenswert. Erstattungsansprüche bestehen nicht.

25. **Finanzverbindlichkeiten** (lang- und kurzfristig)

Unter den Finanzverbindlichkeiten werden alle verzinslichen Verpflichtungen im Konzern der MTU Aero Engines Erste Holding GmbH ausgewiesen, die zum jeweiligen Bilanzstichtag bestanden. Sie setzen sich wie folgt zusammen:

	Kurzfristig	Langfristig		
in T-Euro	Restlaufzeit bis ein Jahr	Restlaufzeit über ein bis fünf Jahre	Restlaufzeit über fünf Jahre	**Gesamt 31.12.2004**
Anleihen				
HY Bond			275.000	**275.000**
Zinsverbindlichkeit HY Bond	5.672			**5.672**
Verbindlichkeiten gegenüber Kreditinstituten				
Senior Facility Agreement	174.178			**174.178**
Verbindlichkeiten gegenüber nahestehenden Unternehmen	63.589	98.824		**162.413**
Sonstige Finanzverbindlichkeiten				
Vendor Loan			185.500	**185.500**
Finance Leasing Verbindlichkeiten	1.888	21.202	28.835	**51.925**
Sonstige		8.163	3.716	**11.879**
	245.327	**128.189**	**493.051**	**866.567**

Neben den Finanzverbindlichkeiten ist der Gesellschaft ein zusätzlicher Überziehungskredit in Höhe von T-Euro 200.000 eingeräumt. Er gilt in Höhe von T-Euro 13.200 durch Bankbürgschaften zugunsten Dritter für Verbindlichkeiten der Gesellschaft und durch US-Dollar-Verkaufsgeschäfte als in Anspruch genommen.

zu Pos.: Finanzverbindlichkeiten (lang- und kurzfristig)
(Vorjahresangaben)

	Kurzfristig	Langfristig		
in T-Euro	Restlaufzeit bis ein Jahr	Restlaufzeit über ein bis fünf Jahre	Restlaufzeit über fünf Jahre	**Gesamt 31.12.2003**
Verbindlichkeiten gegenüber Kreditinstituten	262			**262**
Verbindlichkeiten gegenüber nahestehenden Unternehmen		73.000		**73.000**
	262	**73.000**	**0**	**73.262**

26. Übrige Verbindlichkeiten (lang- und kurzfristig)

Die Übrigen Verbindlichkeiten beinhalten folgende Themen:

in T-Euro	Kurzfristig Restlaufzeit bis ein Jahr	Langfristig Restlaufzeit über ein bis fünf Jahre	Restlaufzeit über fünf Jahre	**Gesamt 31.12.2004**
Erhaltene Anzahlungen auf Bestellungen	267.869	42.908		**310.777**
Verbindlichkeiten gegenüber nahestehenden Unternehmen (nicht konsolidiert)	5.651			**5.651**
Verbindlichkeiten gegenüber assoziierten Unternehmen, Joint Ventures und sonstigen Beteiligungen	56.642			**56.642**
Steuern	14.999			**14.999**
Soziale Sicherheit	10.825			**10.825**
Mitarbeiter	44.704	7.697		**52.401**
Sonstige übrige Verbindlichkeiten	9.991	5.445	2.194	**17.630**
	410.681	**56.050**	**2.194**	**468.925**

Die Mitarbeiterverbindlichkeiten betreffen Urlaub, Gleitzeitguthaben sowie Verpflichtungen aus Altersteilzeit.

in T-Euro	Kurzfristig Restlaufzeit bis ein Jahr	Langfristig Restlaufzeit über ein bis fünf Jahre	Restlaufzeit über fünf Jahre	**Gesamt 31.12.2003**
Verbindlichkeiten gegenüber nahestehenden Unternehmen (nicht konsolidiert)	226			**226**
Sonstige übrige Verbindlichkeiten	15			**15**
	241	**0**	**0**	**241**

IV. SONSTIGE ANGABEN

27. Eventualverbindlichkeiten und sonstige finanzielle Verpflichtungen

27.1. Eventualverbindlichkeiten

Haftungen der Gesellschaft bestehen in Höhe von T-Euro 138.446 (i.Vj. T-Euro 0). Der Bruttowert repräsentiert den Gesamthaftungsbetrag, während der Nettobetrag um die dafür bilanzierten Rückstellungen reduziert ist.

	31.12.2004	31.12.2004	
in T-Euro	**Rückstellung**	**Brutto**	**Netto**
I. Haftungsverhältnisse aus Risk-and Revenue-Vertragsverhältnissen			
GE	319	31.862	31.543
IAE	1.670	34.249	32.579
PWA	162	16.239	16.077
	2.151	**82.350**	**80.199**
II. Bürgschaften für nicht konsolidierte Tochtergesellschaften	342	58.589	58.247
	2.493	**140.939**	**138.446**

27.2. Sonstige finanzielle Verpflichtungen

27.2.1. Verpflichtungen aus Operating-Leasingverhältnissen

Neben Verbindlichkeiten, Rückstellungen und Haftungsverhältnissen bestehen Sonstige finanzielle Verpflichtungen, insbesondere aus Miet- und Leasingverträgen für Gebäude, Maschinen, Werkzeuge, Büro- und sonstige Einrichtungen. Die Verträge haben Laufzeiten von einem bis zu 19 Jahren und beinhalten zum Teil Verlängerungs- und Kaufoptionen sowie Preisanpassungsklauseln. Im Rahmen der Miet- und Leasingverträge wurden Zahlungen in Höhe von T-Euro 6.278 (Vj. T-Euro 0) aufwandswirksam erfasst.

Die Summe der künftigen Mindestleasingzahlungen aus unkündbaren Mietverträgen und Operating Leasingverhältnissen setzt sich nach Fälligkeiten wie folgt zusammen:

in T-Euro	**31.12.2004**
Nominale Summe der künftigen Mindestleasing- und Mietzahlungen aus Operating Leasingverhältnissen	
Fällig innerhalb eines Jahres	8.302
Fällig innerhalb einem und fünf Jahren	19.656
Fällig nach mehr als fünf Jahren	6.258
	34.216

27.2.2. Verpfändete Wertpapiere

Im Zuge der Kaufpreisfinanzierung der „MTU-M alt" und der damit verbundenen Aufnahme der Darlehensverbindlichkeiten (Senior Facilities Agreement) wurden sämtliche Bankkonten der deutschen Konzerngesellschaften verpfändet. Aufgrund der Tilgungen Ende 2004 und Anfang 2005 waren zum Konzernabschlussaufstellungszeitpunkt die Verpfändungen jedoch wieder freigegeben.

Im Zusammenhang mit den Leasingverpflichtungen hat die Gesellschaft Wertpapiere in Höhe von T-Euro 2.450 zugunsten der Nord/LB Norddeutsche Landesbank Hannover verpfändet.

27.2.3. Sicherungsübereignung / Grundschulden

Die Gesellschaft hat im Zuge des Erwerbs und im Zusammenhang mit der Kaufpreisfinanzierung sämtliche Vermögenswerte sicherungsübereignet und alle Forderungen abgetreten. Der Grundbesitz der Gesellschaft ist durch Grundschulden belastet. Die Löschung der Grundschulden wurde Ende März 2005 bewilligt, so dass die Löschung beim Grundbuchamt beantragt wird.

27.2.4. Bestellobligo

Die sonstigen finanziellen Verpflichtungen aus dem Bestellobligo für Investitionen und für Wartungsverträge und allgemeine Betriebsaufwendungen bewegen sich im geschäftsüblichen Rahmen.

27.3. Ausfallrisiko

Die bilanzierte Höhe der finanziellen Vermögenswerte gibt ungeachtet bestehender Sicherheiten das maximale Ausfallrisiko für den Fall an, dass Kunden, Risk-and-Revenue-Sharing-Partner, Konsortien und dergl. ihren vertraglichen Zahlungsverpflichtungen nicht nachkommen können. Für alle den **originären Finanzinstrumenten** zugrunde liegenden Leistungsbeziehungen gilt, dass zur Minimierung des Ausfallrisikos in Abhängigkeit von Art und Höhe der jeweiligen Leistung Sicherheiten verlangt, Kreditauskünfte/Referenzen eingeholt oder historische Daten aus der bisherigen Geschäftsbeziehung, insbesondere dem Zahlungsverhalten, zur Vermeidung von Zahlungsausfällen genutzt werden.

Soweit bei den einzelnen finanziellen Vermögenswerten Ausfallrisiken erkennbar sind, werden diese Risiken durch Wertminderungen erfasst. Bei **derivativen Finanzinstrumenten** ist der Konzern darüber hinaus einem Kreditrisiko ausgesetzt, das durch die Nichterfüllung der vertraglichen Vereinbarungen seitens der Vertragspartner entsteht. Dieses Kreditrisiko wird dadurch gemindert, dass Geschäfte nur mit Vertragspartnern erstklassiger Bonität abgeschlossen werden. Aus diesem Grund wird das allgemeine Kreditrisiko aus den eingesetzten derivativen Finanzinstrumenten nicht für wesentlich gehalten. Eine Konzentration von Ausfallrisiken aus Geschäftsbeziehungen, einzelnen Schuldnern bzw. Schuldnergruppen ist nicht erkennbar.

28. Erläuterungen zu den Kapitalflussrechnungen

Die Kapitalflussrechnungen zeigen, wie sich die Flüssigen Mittel der MTU Aero Engines Erste Holding GmbH im Laufe des Berichtsjahres verändert haben. Entsprechend IAS 7 (Cash-flow Statements) wird zwischen Zahlungsströmen aus laufender Geschäftstätigkeit und aus Investitions- und Finanzierungstätigkeit unterschieden. Die Kapitalflussrechnung der Gesellschaft ist auf der Seite 9 dargestellt.

Der in der Kapitalflussrechnung betrachtete Finanzmittelfonds umfasst alle in der Bilanz ausgewiesenen Flüssigen Mittel, d.h. Kassenbestände, Schecks, Guthaben bei Kreditinstituten und Wertpapiere (SILKAN), soweit sie innerhalb von drei Monaten verfügbar sind.

Die Cash flows aus der **Investitions- und Finanzierungstätigkeit** werden zahlungsbezogen **(d.h. direkt)** ermittelt.

Der Cash flow aus **betrieblicher Geschäftstätigkeit** wird demgegenüber ausgehend vom Konzernjahresüberschuss **indirekt** abgeleitet. Im Rahmen der indirekten Ermittlung werden die berücksichtigten Veränderungen von Bilanzpositionen im Zusammenhang mit der laufenden Geschäftstätigkeit um Effekte aus der Währungsumrechnung und aus Konsolidierungskreisänderungen bereinigt. Die Veränderungen der betreffenden Bilanzpositionen können daher nicht mit den entsprechenden Werten auf der Grundlage der veröffentlichten Konzernbilanz abgestimmt werden.

29. Beziehungen zu nahestehenden Unternehmen und Personen

29.1. Nahestehende Unternehmen

Für Beziehungen und Transaktionen mit nahestehenden Unternehmen und Personen sind besondere Angaben zu tätigen. Nach IAS 24 (Related Party Disclosures) müssen Personen oder Unternehmen, die die MTU Aero Engines Erste Holding GmbH beeinflussen können, als auch solche, die von ihr beeinflusst werden können, angegeben werden, soweit sie nicht bereits als konsolidiertes Unternehmen in den Konzernabschluss dieser Gesellschaft einbezogen werden. Beherrschung liegt hierbei vor, wenn ein Gesellschafter mehr als die Hälfte der Stimmrechte an einer MTU Aero Engines Erste Holding GmbH-Konzerngesellschaft hält oder kraft Satzungsbestimmungen oder vertraglicher Vereinbarung die Möglichkeit besitzt, die Finanz- und Geschäftspolitik des Managements der MTU Aero Engines Erste Holding GmbH zu steuern.

Darüber hinaus erstreckt sich die Angabepflicht nach IAS 24 auf Geschäfte mit assoziierten Unternehmen sowie Geschäfte mit Personen, die einen maßgeblichen Einfluss auf die Finanz- und Geschäftspolitik der Gesellschaft ausüben, einschließlich naher Familienangehöriger oder zwischengeschalteter Unternehmen. Ein maßgeblicher Einfluss auf die Finanz- und Geschäftspolitik der MTU Aero Engines Erste Holding GmbH kann hierbei auf einem Anteilsbesitz von 20% oder mehr, einem Sitz in der Geschäftsführung oder Aufsichtsrat an bzw. in einer MTU Aero Engines Erste Holding GmbH Konzerngesellschaft oder einer anderen Schlüsselposition im Management beruhen.

Die MTU Aero Engines Erste Holding GmbH wird im Geschäftsjahr 2004 von den Angabepflichten des IAS 24 in Bezug auf die Geschäftsbeziehungen zu Tochterunternehmen, assoziierten Unternehmen, Joint Ventures, Mitgliedern der Geschäftsführung und des Aufsichtsrates sowie zu den übrigen Mitgliedern des Managements berührt.

Wesentlicher Anteilsbesitz der MTU Aero Engines Erste Holding GmbH

Name und Sitz der Gesellschaft	Kapital-anteil in %	Eigen-kapital in T-Euro		Ergebnis in in T-Euro	
I. ANTEILE AN TOCHTERUNTERNEHMEN					
1 **MTU Aero Engines Zweite Holding GmbH,** München	100,00	301.446		27.922	
2 **MTU Aero Engines Dritte Holding GmbH,** München	100,00	435.677		0	2)
3 **MTU Aero Engines Investment GmbH,** München	100,00	610.677		16	
4 **MTU Aero Engines GmbH,** München	100,00	611.247		-11.266	
5 **MTU Maintenance Berlin-Brandenburg GmbH,** Ludwigsfelde	100,00	104.180		-1.235	2)
6 **MTU Maintenance Hannover GmbH,** Langenhagen	100,00	129.649		-8.780	2)
7 **ATENA Engineering GmbH,** München	100,00	4.896		606	
8 **MTU Aero Engines North America Inc.,** Rocky Hill, USA	100,00	2.425	3)	-2.951	4)
9 **MTU Maintenance Canada Ltd.,** Richmond, Kanada	100,00	-561	3)	867	4)
10 **RSZ Beteiligungs- und Verwaltungs GmbH,** München	100,00	13.426		-1	
11 **ATENA ENGINEERING INC.,** Hartford, USA	100,00	41	3)	-45	4)
12 **MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH,** München	100,00	26		0	2/7)
13 **MTU München Unterstützungskasse GmbH,** München	100,00	5.641		-751	2/7)
14 **Vericor Power Systems L.L.C.,** Atlanta, USA	100,00	11.988	3)	-10	4)
15 **ATENA INDIA PRIVATE LIMITED,** Bangalore, Indien	100,00	104	3)	13	4)
16 **Pratt & Whitney Canada CSC (Africa) (PTY) Ltd.,** Lanseria, Südafrika	50,00	1.236	3)	179	4)
17 **MTU Maintenance do Brasil Ltda.,** Sao Paulo, Brasilien	99,99	80	1/3)	42	1/4)

Name und Sitz der Gesellschaft	Kapitalanteil in %	Eigenkapital in T-Euro		Ergebnis in in T-Euro	
II. ANTEILE AN ASSOZIIERTEN UNTERNEHMEN					
18 **Turbo Union Ltd.**, Bristol, Großbritannien	39,99	160	1/3/7)	8	1/4/7)
19 **EUROJET Turbo GmbH**, Hallbergmoos	33,33	1.430	1/7)	303	1/7)
20 **EPI Europrop International GmbH**, München	28,00	160	1/7)	97	1/7)
21 **MTU Turbomeca Rolls-Royce GmbH**, Hallbergmoos	33,33	83	1/7)	45	1/7)
22 **APA Aero Propulsion Alliance GmbH i.L.**, München	24,80	86	5/7)	36	5/7)
III. BETEILIGUNGEN AN JOINT VENTURES					
23 **Pratt & Whitney Canada Customer Support Centre Europe GmbH**, Ludwigsfelde	50,00	12.627		2.056	
24 **Airfoil Services Sdn. Bhd.**, Shah Alam, Malaysia	50,00	1.936	1/3)	-126	1/4)
25 **MTU Maintenance Zhuhai Co. Ltd.**, Zhuhai, China	50,00	28.114	3)	-5.716	4)
26 **Ceramic Coating Center S.A.S.**, Paris, Frankreich	50,00	289	1)	-133	1)
27 **EUROAER GmbH**, Hamburg	33,33	30		0	6)

1) Vorjahreszahlen, keine aktuellen Zahlen vorhanden
2) HGB-Ergebnis wurde 2004 übernommen/abgeführt
3) Umrechnung ist zum Stichtagskurs 31. Dezember 2004 erfolgt
4) Umrechnung ist mit den monatlichen Endwerten 2004 erfolgt
5) Werte 2002, keine aktuellen Zahlen vorhanden
6) Gegründet Ende 2004
7) HGB Werte, da keine IFRS-Abschlüsse aufgestellt werden

Die Konzerngesellschaft wird von der Blade Lux Holding Two S.a.r.l. mit Sitz in Luxemburg beherrscht, die 100% der Anteile der Gesellschaft hält. Oberstes Mutterunternehmen des Konzerns ist die Blade Lux Holding One S.a.r.l. mit Sitz in Luxemburg.

Die nachstehenden Salden der Konzernunternehmen mit Tochterunternehmen, assoziierten Unternehmen und Joint Ventures sind ausnahmslos der gewöhnlichen Geschäftstätigkeit zuzuordnen:

Forderungen gegen nahestehende Unternehmen

in T-Euro	**31.12.2004**	31.12.2003
Langfristige Forderungen		
Ausleihungen an:		
Ceramic Coating Center S.A.S., Paris, Frankreich	30	
EUROAER GMBH, Hamburg	15	
	45	0
Kurzfristige Forderungen		
Eurojet Turbo GmbH, München *)	19.245	
MTU Turbomeca Rolls-Royce GmbH, Hallbergmoos *)	9.293	
Pratt & Whitney Canada Customer Support Centre Europe GmbH, Ludwigsfelde	4.922	
Turbo Union Ltd., Bristol, Großbritannien *)	16.881	
Airfoil Services Sdn. Bhd., Shah Alam, Malaysia	350	
MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China	4.491	
EPI Europrop International GmbH, München *)	649	
	55.831	
	55.876	0

Bei den Beziehungen zwischen nahestehenden Unternehmen werden Lieferungen und Leistungen im Rahmen der üblichen Geschäftstätigkeit erbracht, wobei die Geschäfte im Nicht-militärischen Bereich zu marktüblichen Konditionen abgeschlossen werden.

Die wesentlichen Forderungen gegen sowie die laufenden Transaktionen mit den Kooperationsgesellschaften betreffen militärische Triebwerksprogramme, hinter denen öffentliche Aufträge stehen.

Die Pratt & Whitney Canada Customer Support Centre Europe GmbH, Ludwigsfelde, erbringt technische Logistik- und Wartungsleistungen für Flugzeugtriebwerke, welche zu marktüblichen Bedingungen an die Gesellschaft untervergeben werden.

*) Kooperationsgesellschaften

Verbindlichkeiten gegenüber nahestehenden Unternehmen

in T-Euro	**31.12.2004**	31.12.2003
Langfristige Verbindlichkeiten		
Blade Lux Holding Two S.a.r.l.	69.640	72.000
Forex Ltd., Großbritannien	29.184	1.000
	98.824	73.000
Kurzfristige Verbindlichkeiten		
Forex Ltd., Großbritannien	63.342	
MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, München	38	
KKR European Fund L.P.	157	157
KKR Millenium Fund L.P.	52	52
IAE International Aero Engines AG, Zürich, Schweiz	56.629	
Gesellschaft zur Entsorgung von Sondermüll in Bayern GmbH, München	13	
MTU München Unterstützungskasse GmbH, München	5.641	
MTU Maintenance do Brasil Ltda., Sao Paulo, Brasilien	5	
Atena ENGINEERING INC., Hartford, USA	5	
MTU Aero Engines Erste Verwaltungs GmbH, München		5
MTU Aero Engines Zweite Verwaltungs GmbH, München		6
MTU Aero Engines Verwaltungs GmbH, München		6
	125.882	226
	224.706	73.226

Über die IAE International Aero Engines AG, Schweiz, wird als Kooperationspartner das Triebwerkprogramm „V 2500“ abgewickelt.

Auf die Forex Ltd., Großbritannien, wurden die Devisenterminverkäufe übertragen, die am 31. Dezember 2003 mit DaimlerChrysler abgeschlossen waren.

29.2. Nahestehende Personen

Konzern-Unternehmen der MTU Aero Engines Erste Holding GmbH haben mit Mitgliedern der Geschäftsführung oder des Aufsichtsrats der Gesellschaft sowie mit anderen Mitgliedern des Managements in Schlüsselpositionen bzw. mit Gesellschaften, in deren Geschäftsführungs- oder Aufsichtsgremien diese Personen vertreten sind, keinerlei berichtspflichtige Geschäfte vorgenommen.

Dies gilt auch für nahe Familienangehörige dieses Personenkreises.

30. Gesamtbezüge der Geschäftsführung und des Aufsichtsrats

Die Geschäftsführung erhält Gesamtbezüge in Höhe von T-Euro 3.728. Die Vergütungen des Aufsichtsrats betragen T-Euro 400. Diese Bezüge umfassen sämtliche Leitungsfunktionen in allen Konzerngesellschaften.

Mitglieder der Geschäftsführung und des Aufsichtsrats (1)

I. Mitglieder der Geschäftsführung:

Udo Stark (ab 01. Januar 2005) Vorsitzender der Geschäftsführung	München
Dr. Klaus Steffens (bis 31. Dezember 2004) Vorsitzender der Geschäftsführung	München
Bernd Kessler (ab 01. August 2004) Geschäftsführer Zivile Instandhaltung	München
Dr. Michael Süß Geschäftsführer Technik	München
Reiner Winkler Geschäftsführer Finanzen, Personal und IT	München

Mitglieder der Geschäftsführung und des Aufsichtsrats (2)

II. Mitglieder des Aufsichtsrats:

Johannes Huth (Vorsitzender) (ab 30. Juni 2004) Managing Director, KKR & Co. Ltd.	London
Reinhard Gorenflos (ab 30. Juni 2004) Managing Director, KKR & Co. Ltd.	London
Ned Gilhuly (ab 30. Juni .2004 bis 31. Dezember 2004) Managing Director, KKR & Co. Ltd.	London
Günter Sroka * (stellvertretender Vorsitzender) (ab 08. Juli 2004) Vorsitzender des Betriebsrats der MTU Aero Engines GmbH	Dachau
Harald Flassbeck * (ab 08. Juli 2004) Erster Bevollmächtigter der IG Metall Verwaltungsstelle München	Unterhaching
Oliver Haarmann (ab 30. Juni 2004) Director, KKR & Co. Ltd.	London
Babette Haas * (ab 08. Juli 2004) Leiterin des Ressorts Betriebswirtschaft, IG Metall Vorstand	Frankfurt
Josef Hillreiner * (ab 08. Juli 2004) Stellvertretender Betriebsratsvorsitzender der MTU Aero Engines GmbH	Ried
Michael Keller * (ab 08. Juli 2004) Service Representative of Management	Aindling
Prof. Dr. rer. nat. Walter Kröll (ab 30. Juni 2004) Präsident der Helmholtz-Gemeinschaft Deutscher Forschungszentren	Köln
Josef Mailer * (ab 08. Juli 2004) Freigestellter Betriebsrat der MTU Aero Engines GmbH	Dachau
Dr. Klaus Steffens (ab 01. Januar 2005)	Bernried
Prof. Dr. Sigmar Wittig (ab 30. Juni 2004) Vorstandsvorsitzender der DLR Deutsches Zentrum für Luft- und Raumfahrt	Köln

** Arbeitnehmervertreter*

V. ERLÄUTERUNGEN ZU DEN MARKTSEGMENTEN

31. Verpflichtung zur Segmentberichterstattung

Zur Segmentberichterstattung sind Unternehmen verpflichtet, deren Eigen- oder Fremdkapitalinstrumente bereits öffentlich gehandelt werden oder sich im Emissionsprozess von Eigen- oder Fremdkapitalinstrumenten an öffentlich zugänglichen Wertpapiermärkten befinden. Dabei unterscheidet die Gesellschaft zwischen den Geschäftssegmenten (business segment) und geographischen Segmenten (geographical segment).

Der Inhalt und der Umfang der über die beiden Segmente bereitzustellenden Informationen wird damit zum einen in dem primären Segmentberichtsformat „Geschäftssegment" und zum anderen in dem sekundären Segmentberichtsformat „Geographisches Segment" dargestellt. Diese Struktur spiegelt damit die interne Berichtserstattung wider (management approach).

Berichtspflichtig ist nach IAS 14.35 sowohl das Geschäftssegment als auch das geographische Segment.

31.1. Erläuterungen zu den Segmentangaben

31.1.1. Primäres Berichtssegment (Business Segment)

- Den Segmentinformationen liegen grundsätzlich dieselben Bilanzierungs- und Bewertungsmethoden wie dem Konzernabschluss zugrunde. Forderungen und Verbindlichkeiten, Erträge und Aufwendungen sowie Ergebnisse zwischen den Segmenten werden in der Überleitung eliminiert. Konzerninterne Umsätze erfolgen zu marktüblichen Preisen.

- Bei den Investitionen handelt es sich um Zugänge von Sachanlagen und immateriellen Vermögenswerten, die voraussichtlich länger als ein Jahr genutzt werden. Die Investitionen sind gemäß Sitz des Unternehmens, dem sie gehören, zugeordnet.

- Das Segmentvermögen und die Segmentschulden der Geschäftsfelder beinhalten unter anderem Aktiva und Passiva, die zur Erzielung der laufenden Geschäftstätigkeit beigetragen haben. Die Vermögenswerte sind gemäß Sitz des Unternehmens, dem sie gehören, zugeordnet. Die Segmentvermögenswerte und die Segmentschulden sind auf die Vermögenswerte und Schulden der Gesellschaft übergeleitet.

- In den Ergebnisanteilen an Joint Ventures sind keine „at Equity-Ergebnisanteile" von assoziierten Unternehmen enthalten, da diese Beteiligungen aufgrund Unwesentlichkeit zum beizulegenden Zeitwert, beziehungsweise zu Anschaffungskosten bewertet sind.

31.1.2. Sekundäres Berichtssegment (Geographical Segment)

- Bei den Segmentinformationen nach Regionen richten sich die Außenumsätze nach dem Sitz der Kunden. Entsprechend der internen Steuerung sowie Berichterstattung werden die Regionen Deutschland, Europa, Nordamerika, Südamerika, Afrika, Asien und sonstige sowie die at Equity bilanzierten Finanzanlagen abgegrenzt.

31.2. Definition der Marktsegmente

Im Rahmen der Segmentberichterstattung werden die Aktivitäten der MTU Aero Engines Erste Holding GmbH gemäß den Regeln von IAS 14 (Segment Reporting) nach Geschäftsfeldern als primärem Berichtsformat und nach Regionen als sekundärem Berichtsformat abgegrenzt. Diese Aufgliederung orientiert sich an der internen Steuerung sowie Berichterstattung und berücksichtigt die unterschiedlichen Risiko- und Ertragsstrukturen der Geschäftsfelder.

Die Aktivitäten der MTU Aero Engines Erste Holding GmbH sind in die folgenden zwei Segmente

- **Ziviles und Militärisches Triebwerksgeschäft**
- **Zivile Triebwerkinstandhaltung**

aufgeteilt.

- Im **Segment „Ziviles und Militärisches Triebwerksgeschäft** “ entwickelt, fertigt, montiert und liefert die Gesellschaft zivile und militärische Triebwerke und Komponenten.

- Im **Segment „Zivile Triebwerkinstandhaltung“** werden Flugtriebwerke überholt und repariert. Neben der kompletten Triebwerksinstandsetzung werden Triebwerksmodule komplett überholt und Spezialreparaturen durchgeführt. Der Servicegrad wird darüber hinaus durch die technische und logistische Beratung, die Unterstützung beim Aufbau eigener Triebwerksüberholkapazitäten der Luftfahrtgesellschaften sowie durch Schulung in eigenen Werken oder beim Kunden erhöht. Zur Angebotspalette gehören auch die „engine.pool services“. Sie umfassen die Bereitstellung von Ersatzmotoren/-turbinen für Luftfahrtgesellschaften und Betreiber von stationären Gasturbinen.

  Außer Flugtriebwerken reparieren und überholen die „Zivilen Triebwerkinstandhaltungs“-Konzerngesellschaften Industriegasturbinen.

In der Konsolidierungsspalte auf das Konzern-Ergebnis der gewöhnlichen Geschäftstätigkeit des Konzerns werden einerseits Eliminierungen zwischen den Marktsegmenten „Ziviles und militärisches Triebwerksgeschäft" und „Zivile Triebwerkinstandhaltung", andererseits nicht unmittelbar einem Marktsegment zuordenbare Geschäftsprozesse der Holdinggesellschaften ausgewiesen.

32. Segmentinformationen nach Geschäftsfeldern

Primäres Berichtssegment	**Ziviles und militärisches Triebwerksgeschäft**	**Zivile Triebwerkinstandhaltung**	Konsolidierung	**Konzern**
in T-Euro	**2004**	**2004**	2004	**2004**
Umsätze mit Fremden	**1.347.852**	**570.148**	0	**1.918.000**
Umsätze mit anderen Segmenten	**27.696**	**5.787**	-33.483	**0**
Umsätze gesamt	**1.375.548**	**575.935**	-33.483	**1.918.000**
Ergebnis vor Finanzergebnis	**80.096**	**2.811**	-1.846	**81.061**
Ergebnisanteile an Joint Ventures, die nach der Equity-Methode bilanziert sind	**0**	**-1.830**	0	**-1.830**
Segmentergebnis Ergebnis der gewöhnlichen Geschäftstätigkeit	**40.608**	**-2.969**	-31.187	**6.452**
Anschaffungskosten der Sachanlagen und der immateriellen Vermögenswerte	**53.452**	**12.497**	-	**65.949**
Abschreibungen	**99.056**	**34.020**	-	**133.076**
Segmentvermögen	**2.453.144**	**725.166**	-459.208	**2.719.102**
Segmentschulden	**1.877.529**	**365.435**	259.172	**2.502.136**
Mitarbeiter im Jahresdurchschnitt				
Arbeiter	**2.005**	**1.160**	-	**3.165**
Angestellte	**3.326**	**586**	-	**3.912**
Befristete Mitarbeiter	**103**	**77**	-	**180**
Auszubildende	**151**	**135**	-	**286**
Praktikanten	**101**	**38**	-	**139**

33. Segmentinformationen nach Regionen

Sekundäres Berichtssegment *in T-Euro*	Umsätze 2004	Investitionen 2004	Vermögenswert 2004
Deutschland	501.416	65.209	2.618.294
Europa	233.547		
Nordamerika	986.432	740	60.755
Südamerika	32.582		
Afrika	7.129		
Asien	148.337		
sonstige	8.557		
At Equity bilanzierte Finanzanlagen (sh. S. F-41)			40.053
	1.918.000	**65.949**	**2.719.102**

Umsatzerlöse sind auf Basis des Landes zugeordnet, in dem der Kunde niedergelassen ist.

Bei den Investitionen handelt es sich um Zugänge von Sachanlagen und immateriellen Vermögenswerten, die voraussichtlich länger als ein Jahr genutzt werden. Die Investitionen sind dem Sitz des Unternehmens zugeordnet, welches wiederum der Regionssegmentierung zugeordnet ist.

Die Vermögenswerte sind gemäß Sitz des Unternehmens, dem sie gehören, zugeordnet.

VI. ZUSÄTZLICHE INFORMATIONEN ZUM OPERATIVEN KONZERNERGEBNIS

T-Euro	**2004**
Ergebnis vor Finanzergebnis und nach Kaufpreisallokation	81.061
+ Abschreibungen	133.076
= EBITDA nach Kaufpreisallokation	**214.137**
+ Effekte aus Kurssicherung	74.474
+ Effekte aus der Bestandsbewertung	27.008
= EBITDA vor Effekten der Kaufpreisallokation	**315.619**
+ Restrukturierungskosten	6.748
+ Direkte Transaktionskosten aus Erwerb	22.643
= EBITDA vor Einmaleffekten und vor Kaufpreisallokation	**345.010**
- Abschreibungen vor Kaufpreisallokation	-70.616
= EBIT vor Einmaleffekten und vor Kaufpreisallokation	**274.394**

Das EBITDA ist durch Vorgänge beeinflusst, die nicht zum normalen Betrieb gehören und keine ausserordentlichen Vorgänge darstellen. Zur vorstehenden Ermittlung von EBIT und EBITDA geben wir folgende Erläuterungen:

- Auf das nahestehende Unternehmen Forex Ltd., Großbritannien, wurden Devisenterminverkäufe in Höhe von Mio-US-Dollar 660 übertragen, die am 31. Dezember 2003 mit DaimlerChrysler abgeschlossen waren. Aus Sicht der MTU waren durch die Anwendung der Regeln zu Unternehmenszusammenschlüssen nicht realisierte Gewinne aus Devisentermingeschäften in Höhe von Mio. € 166 so zu behandeln, als ob sie durch die Akquisition realisiert worden wären; diese werden somit nicht mehr die Gewinn-und-Verlust-Rechnung der Gesellschaft beeinflussen. Durch in 2004 fällig gewordene Devisentermingeschäfte haben sich Mio. € 74,5 nicht ertragswirksam ausgewirkt, sie werden zur Ermittlung des EBITDA hinzugerechnet.

- Effekte aus der Bestandsbewertung, die wesentlich auf im Rahmen der Kaufpreisverteilung aktivierte Gewinne im Auftragsbestand zurückzuführen sind, wurden hinzugerechnet.

- Die Restrukturierungsaufwendungen betreffen im Wesentlichen Maßnahmen der Konzerngesellschaften MTU Maintenance Hannover GmbH, Langenhagen, sowie der MTU Aero Engines GmbH, München. Da es sich hierbei um Einmaleffekte handelt, werden diese Kosten hinzugerechnet.

- Die direkten Transaktionskosten betreffen definierte, nicht aktivierungsfähige Kosten, die mit dem Erwerb der MTU Aero Engines GmbH zum 01. Januar 2004 direkt zusammen hängen. Da es sich bei den Kosten um „Einmaleffekte“ handelt, werden diese wieder hinzugerechnet.

VII. ERLÄUTERUNG ZUR IFRS-KONZERNAUFSTELLUNG

Befreiender Konzernabschluss nach § 292a HGB

HGB Konzernabschluss

Der Konzernabschluss der MTU Aero Engines Erste Holding GmbH ist gemäß § 292a HGB mit befreiender Wirkung für einen Konzernabschluss nach HGB in Übereinstimmung mit den Vorschriften der am Bilanzstichtag gültigen Richtlinien des IASB erstellt.

Gleichzeitig stehen der Konzernabschluss und der Konzernlagebericht im Einklang mit der Richtlinie der Europäischen Union zur Konzernrechnungslegung (83/349/EWG), wobei diese Richtlinie entsprechend ihrer Auslegung im Standard Nr. 1 (DRS 1) „Befreiender Konzernabschluss nach §292a HGB" des Deutschen Rechnungslegungs Standards Committee e.V. (DRSC) interpretiert wurde.

Um die Gleichwertigkeit mit einem nach handelsrechtlichen Vorschriften aufgestellten Konzernabschluss zu erreichen, werden über die Angabepflichten nach IFRS hinaus auch die Angaben und Erläuterungen veröffentlicht, die das deutsche Handelsrecht verlangt.

Der vorliegende Konzernabschluss enthält folgende, vom deutschen Recht abweichende Bilanzierungs- und Bewertungsmethoden:

- Umrechnung von Valutaforderungen und – verbindlichkeiten zum Stichtagskurs und ergebniswirksame Behandlung der daraus resultierenden Wertänderungen.

- Ansatz von längerfristigen Rückstellungen zum Barwert

- Keine Bilanzierung von Aufwandsrückstellungen

- Nach IFRS besteht eine generelle Ansatzpflicht für latente Steuern auf alle temporären Unterschiede zwischen den steuerlichen Wertansätzen und den Wertansätzen in der Konzernbilanz, wobei auch quasi-permanente Unterschiede als temporär einzustufen sind. Zur Steuerberechnung ist der künftig geltende Steuersatz auf Basis der Rechtslage am Bilanzstichtag anzuwenden. Nach den deutschen Rechnungslegungsvorschriften müssen nur die passiven latenten Steuern sowie die aktiven latenten Steuern auf Konsolidierungen zwingend angesetzt werden.

- Aktivierung des Vermögenswertes und Passivierung des Barwertes der Leasingraten bei Finanzierungsleasingverträgen nach den Zuordnungskriterien von IAS 17.

- Bewertung der Pensionsrückstellungen nach dem Anwartschaftsbarwertverfahren („Projected-Unit-Credit-Method") unter Berücksichtigung künftiger Gehalts- und Rentenentwicklungen.

- Bewertung von (derivativen) Finanzinstrumenten zum beizulegenden Zeitwert, wenn dieser verlässlich bestimmbar ist. Die Anpassung auf den beizulegenden Zeitwert wird abhängig von deren Klassifizierung erfolgswirksam, bzw. zunächst erfolgsneutral in der Gesamtergebnisrechnung erfasst.

- Erstkonsolidierung hat nach IFRS 3 zwingend auf den Erwerbszeitpunkt zu erfolgen. Daneben enthält IFRS 3 detaillierte Vorschriften zu Ansatz und Bewertung immaterieller Vermögenswerte.

- Anstelle planmäßiger Abschreibungen treten bei bestimmten immateriellen Vermögenswerten (z.B. Vermögenswerte mit unbegrenzter Nutzungsdauer) ausschließlich außerplanmäßige Abschreibungen („Impairment only approach").

München, den 26. April 2005

Udo Stark Bernd Kessler Dr. Michael Süß Reiner Winkler

BESTÄTIGUNGSVERMERK DES ABSCHLUSSPRÜFERS

Wir haben den von der MTU Aero Engines Erste Holding GmbH, München, aufgestellten Konzernabschluss, bestehend aus Gewinn- und Verlustrechnung, Bilanz, Eigenkapitalveränderungsrechnung, Kapitalflussrechnung sowie Anhang, für das Geschäftsjahr vom 1. Januar bis zum 31. Dezember 2004 geprüft. Aufstellung und Inhalt des Konzernabschlusses nach den International Financial Reporting Standards (IFRS) liegen in der Verantwortung der Geschäftsführung der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung zu beurteilen, ob der Konzernabschluss den IFRS entspricht.

Wir haben unsere Konzernabschlussprüfung nach den deutschen Prüfungsvorschriften und unter Beachtung der vom Institut der Wirtschaftsprüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass mit hinreichender Sicherheit beurteilt werden kann, ob der Konzernabschluss frei von wesentlichen Fehlaussagen ist. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Nachweise für die Wertansätze und Angaben im Konzernabschluss auf der Basis von Stichproben beurteilt. Die Prüfung beinhaltet die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der Geschäftsführung sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Nach unserer Überzeugung vermittelt der Konzernabschluss in Übereinstimmung mit den IFRS ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage sowie der Zahlungsströme des Geschäftsjahres des Konzerns.

Unsere Prüfung, die sich auch auf den von der Geschäftsführung für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2004 aufgestellten Konzernlagebericht erstreckt hat, hat zu keinen Einwendungen geführt. Nach unserer Überzeugung gibt der Konzernlagebericht insgesamt eine zutreffende Vorstellung von der Lage des Konzerns und stellt die Risiken der künftigen Entwicklung zutreffend dar. Außerdem bestätigen wir, dass der Konzernabschluss und der Konzernlagebericht der MTU Aero Engines Erste Holding GmbH, München, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2004 die Voraussetzungen für eine Befreiung der Gesellschaft von der Aufstellung eines Konzernabschlusses und Konzernlageberichts nach deutschem Recht erfüllen.

München, den 27. April 2005

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(Müller) (Dr. Reitmayr)
Wirtschaftsprüfer Wirtschaftsprüfer

Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft
WIRTSCHAFTS-PRÜFUNGS-GESELLSCHAFT
SIEGEL
München

Allgemeine Auftragsbedingungen
für
Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften
vom 1. Januar 2002

1. Geltungsbereich

(1) Die Auftragsbedingungen gelten für die Verträge zwischen Wirtschaftsprüfern oder Wirtschaftsprüfungsgesellschaften (im nachstehenden zusammenfassend „Wirtschaftsprüfer" genannt) und ihren Auftraggebern über Prüfungen, Beratungen und sonstige Aufträge, soweit nicht etwas anderes ausdrücklich schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist.

(2) Werden im Einzelfall ausnahmsweise vertragliche Beziehungen auch zwischen dem Wirtschaftsprüfer und anderen Personen als dem Auftraggeber begründet, so gelten auch gegenüber solchen Dritten die Bestimmungen der nachstehenden Nr. 9.

2. Umfang und Ausführung des Auftrages

(1) Gegenstand des Auftrages ist die vereinbarte Leistung, nicht ein bestimmter wirtschaftlicher Erfolg. Der Auftrag wird nach den Grundsätzen ordnungsmäßiger Berufsausübung ausgeführt. Der Wirtschaftsprüfer ist berechtigt, sich zur Durchführung des Auftrages sachverständiger Personen zu bedienen.

(2) Die Berücksichtigung ausländischen Rechts bedarf – außer bei betriebswirtschaftlichen Prüfungen – der ausdrücklichen schriftlichen Vereinbarung.

(3) Der Auftrag erstreckt sich, soweit er nicht darauf gerichtet ist, nicht auf die Prüfung der Frage, ob die Vorschriften des Steuerrechts oder Sondervorschriften, wie z. B. die Vorschriften des Preis-, Wettbewerbsbeschränkungs- und Bewirtschaftungsrechts beachtet sind; das gleiche gilt für die Feststellung, ob Subventionen, Zulagen oder sonstige Vergünstigungen in Anspruch genommen werden können. Die Ausführung eines Auftrages umfaßt nur dann Prüfungshandlungen, die gezielt auf die Aufdeckung von Buchfälschungen und sonstigen Unregelmäßigkeiten gerichtet sind, wenn sich bei der Durchführung von Prüfungen dazu ein Anlaß ergibt oder dies ausdrücklich schriftlich vereinbart ist.

(4) Ändert sich die Rechtslage nach Abgabe der abschließenden beruflichen Äußerung, so ist der Wirtschaftsprüfer nicht verpflichtet, den Auftraggeber auf Änderungen oder sich daraus ergebende Folgerungen hinzuweisen.

3. Aufklärungspflicht des Auftraggebers

(1) Der Auftraggeber hat dafür zu sorgen, daß dem Wirtschaftsprüfer auch ohne dessen besondere Aufforderung alle für die Ausführung des Auftrages notwendigen Unterlagen rechtzeitig vorgelegt werden und ihm von allen Vorgängen und Umständen Kenntnis gegeben wird, die für die Ausführung des Auftrages von Bedeutung sein können. Dies gilt auch für die Unterlagen, Vorgänge und Umstände, die erst während der Tätigkeit des Wirtschaftsprüfers bekannt werden.

(2) Auf Verlangen des Wirtschaftsprüfers hat der Auftraggeber die Vollständigkeit der vorgelegten Unterlagen und der gegebenen Auskünfte und Erklärungen in einer vom Wirtschaftsprüfer formulierten schriftlichen Erklärung zu bestätigen.

4. Sicherung der Unabhängigkeit

Der Auftraggeber steht dafür ein, daß alles unterlassen wird, was die Unabhängigkeit der Mitarbeiter des Wirtschaftsprüfers gefährden könnte. Dies gilt insbesondere für Angebote auf Anstellung und für Angebote, Aufträge auf eigene Rechnung zu übernehmen.

5. Berichterstattung und mündliche Auskünfte

Hat der Wirtschaftsprüfer die Ergebnisse seiner Tätigkeit schriftlich darzustellen, so ist nur die schriftliche Darstellung maßgebend. Bei Prüfungsaufträgen wird der Bericht, soweit nichts anderes vereinbart ist, schriftlich erstattet. Mündliche Erklärungen und Auskünfte von Mitarbeitern des Wirtschaftsprüfers außerhalb des erteilten Auftrages sind stets unverbindlich.

6. Schutz des geistigen Eigentums des Wirtschaftsprüfers

Der Auftraggeber steht dafür ein, daß die im Rahmen des Auftrages vom Wirtschaftsprüfer gefertigten Gutachten, Organisationspläne, Entwürfe, Zeichnungen, Aufstellungen und Berechnungen, insbesondere Massen- und Kostenberechnungen, nur für seine eigenen Zwecke verwendet werden.

7. Weitergabe einer beruflichen Äußerung des Wirtschaftsprüfers

(1) Die Weitergabe beruflicher Äußerungen des Wirtschaftsprüfers (Berichte, Gutachten und dgl.) an einen Dritten bedarf der schriftlichen Zustimmung des Wirtschaftsprüfers, soweit sich nicht bereits aus dem Auftragsinhalt die Einwilligung zur Weitergabe an einen bestimmten Dritten ergibt.

Gegenüber einem Dritten haftet der Wirtschaftsprüfer (im Rahmen von Nr. 9) nur, wenn die Voraussetzungen des Satzes 1 gegeben sind.

(2) Die Verwendung beruflicher Äußerungen des Wirtschaftsprüfers zu Werbezwecken ist unzulässig; ein Verstoß berechtigt den Wirtschaftsprüfer zur fristlosen Kündigung aller noch nicht durchgeführten Aufträge des Auftraggebers.

8. Mängelbeseitigung

(1) Bei etwaigen Mängeln hat der Auftraggeber Anspruch auf Nacherfüllung durch den Wirtschaftsprüfer. Nur bei Fehlschlagen der Nacherfüllung kann er auch Herabsetzung der Vergütung oder Rückgängigmachung des Vertrages verlangen; ist der Auftrag von einem Kaufmann im Rahmen seines Handelsgewerbes, einer juristischen Person des öffentlichen Rechts oder von einem öffentlich-rechtlichen Sondervermögen erteilt worden, so kann der Auftraggeber die Rückgängigmachung des Vertrages nur verlangen, wenn die erbrachte Leistung wegen Fehlschlagens der Nacherfüllung für ihn ohne Interesse ist. Soweit darüber hinaus Schadensersatzansprüche bestehen, gilt Nr. 9.

(2) Der Anspruch auf Beseitigung von Mängeln muß vom Auftraggeber unverzüglich schriftlich geltend gemacht werden. Ansprüche nach Abs. 1, die nicht auf einer vorsätzlichen Handlung beruhen, verjähren nach Ablauf eines Jahres ab dem gesetzlichen Verjährungsbeginn.

(3) Offenbare Unrichtigkeiten, wie z. B. Schreibfehler, Rechenfehler und formelle Mängel, die in einer beruflichen Äußerung (Bericht, Gutachten und dgl.) des Wirtschaftsprüfers enthalten sind, können jederzeit vom Wirtschaftsprüfer auch Dritten gegenüber berichtigt werden. Unrichtigkeiten, die geeignet sind, in der beruflichen Äußerung des Wirtschaftsprüfers enthaltene Ergebnisse in Frage zu stellen, berechtigen diesen, die Äußerung auch Dritten gegenüber zurückzunehmen. In den vorgenannten Fällen ist der Auftraggeber vom Wirtschaftsprüfer tunlichst vorher zu hören.

9. Haftung

(1) Für gesetzlich vorgeschriebene Prüfungen gilt die Haftungsbeschränkung des § 323 Abs. 2 HGB.

(2) Haftung bei Fahrlässigkeit; Einzelner Schadensfall

Falls weder Abs. 1 eingreift noch eine Regelung im Einzelfall besteht, ist die Haftung des Wirtschaftsprüfers für Schadensersatzansprüche jeder Art, mit Ausnahme von Schäden aus der Verletzung von Leben, Körper und Gesundheit, bei einem fahrlässig verursachten einzelnen Schadensfall gem. § 54a Abs. 1 Nr. 2 WPO auf 4 Mio. € beschränkt; dies gilt auch dann, wenn eine Haftung gegenüber einer anderen Person als dem Auftraggeber begründet sein sollte. Ein einzelner Schadensfall ist auch bezüglich eines aus mehreren Pflichtverletzungen stammenden einheitlichen Schadens gegeben. Der einzelne Schadensfall umfaßt sämtliche Folgen einer Pflichtverletzung ohne Rücksicht darauf, ob Schäden in einem oder in mehreren aufeinanderfolgenden Jahren entstanden sind. Dabei gilt mehrfaches auf gleicher oder gleichartiger Fehlerquelle beruhendes Tun oder Unterlassen als einheitliche Pflichtverletzung, wenn die betreffenden Angelegenheiten miteinander in rechtlichem oder wirtschaftlichem Zusammenhang stehen. In diesem Fall kann der Wirtschaftsprüfer nur bis zur Höhe von 5 Mio. € in Anspruch genommen werden. Die Begrenzung auf das Fünffache der Mindestversicherungssumme gilt nicht bei gesetzlich vorgeschriebenen Pflichtprüfungen.

(3) Ausschlußfristen

Ein Schadensersatzanspruch kann nur innerhalb einer Ausschlußfrist von einem Jahr geltend gemacht werden, nachdem der Anspruchsberechtigte von dem Schaden und von dem anspruchsbegründenden Ereignis Kenntnis erlangt hat, spätestens aber innerhalb von 5 Jahren nach dem anspruchsbegründenden Ereignis. Der Anspruch erlischt, wenn nicht innerhalb einer Frist von sechs Monaten seit der schriftlichen Ablehnung der Ersatzleistung Klage erhoben wird und der Auftraggeber auf diese Folge hingewiesen wurde. Das Recht, die Einrede der Verjährung geltend zu machen, bleibt unberührt. Die Sätze 1 bis 3 gelten auch bei gesetzlich vorgeschriebenen Prüfungen mit gesetzlicher Haftungsbeschränkung.

© IDW-Verlag GmbH · Postfach 32 05 80 · 40420 Düsseldorf · Telefax 02 11/45 61-206

10. Ergänzende Bestimmungen für Prüfungsaufträge

(1) Eine nachträgliche Änderung oder Kürzung des durch den Wirtschaftsprüfer geprüften und mit einem Bestätigungsvermerk versehenen Abschlusses oder Lageberichts bedarf, auch wenn eine Veröffentlichung nicht stattfindet, der schriftlichen Einwilligung des Wirtschaftsprüfers. Hat der Wirtschaftsprüfer einen Bestätigungsvermerk nicht erteilt, so ist ein Hinweis auf die durch den Wirtschaftsprüfer durchgeführte Prüfung im Lagebericht oder an anderer für die Öffentlichkeit bestimmter Stelle nur mit schriftlicher Einwilligung des Wirtschaftsprüfers und mit dem von ihm genehmigten Wortlaut zulässig.

(2) Widerruft der Wirtschaftsprüfer den Bestätigungsvermerk, so darf der Bestätigungsvermerk nicht weiterverwendet werden. Hat der Auftraggeber den Bestätigungsvermerk bereits verwendet, so hat er auf Verlangen des Wirtschaftsprüfers den Widerruf bekanntzugeben.

(3) Der Auftraggeber hat Anspruch auf fünf Berichtsausfertigungen. Weitere Ausfertigungen werden besonders in Rechnung gestellt.

11. Ergänzende Bestimmungen für Hilfeleistung in Steuersachen

(1) Der Wirtschaftsprüfer ist berechtigt, sowohl bei der Beratung in steuerlichen Einzelfragen als auch im Falle der Dauerberatung die vom Auftraggeber genannten Tatsachen, insbesondere Zahlenangaben, als richtig und vollständig zugrunde zu legen; dies gilt auch für Buchführungsaufträge. Er hat jedoch den Auftraggeber auf von ihm festgestellte Unrichtigkeiten hinzuweisen.

(2) Der Steuerberatungsauftrag umfaßt nicht die zur Wahrung von Fristen erforderlichen Handlungen, es sei denn, daß der Wirtschaftsprüfer hierzu ausdrücklich den Auftrag übernommen hat. In diesem Falle hat der Auftraggeber dem Wirtschaftsprüfer alle für die Wahrung von Fristen wesentlichen Unterlagen, insbesondere Steuerbescheide, so rechtzeitig vorzulegen, daß dem Wirtschaftsprüfer eine angemessene Bearbeitungszeit zur Verfügung steht.

(3) Mangels einer anderweitigen schriftlichen Vereinbarung umfaßt die laufende Steuerberatung folgende, in die Vertragsdauer fallenden Tätigkeiten:

a) Ausarbeitung der Jahressteuererklärungen für die Einkommensteuer, Körperschaftsteuer und Gewerbesteuer sowie der Vermögensteuererklärungen, und zwar auf Grund der vom Auftraggeber vorzulegenden Jahresabschlüsse und sonstiger, für die Besteuerung erforderlicher Aufstellungen und Nachweise

b) Nachprüfung von Steuerbescheiden zu den unter a) genannten Steuern

c) Verhandlungen mit den Finanzbehörden im Zusammenhang mit den unter a) und b) genannten Erklärungen und Bescheiden

d) Mitwirkung bei Betriebsprüfungen und Auswertung der Ergebnisse von Betriebsprüfungen hinsichtlich der unter a) genannten Steuern

e) Mitwirkung in Einspruchs- und Beschwerdeverfahren hinsichtlich der unter a) genannten Steuern.

Der Wirtschaftsprüfer berücksichtigt bei den vorgenannten Aufgaben die wesentliche veröffentlichte Rechtsprechung und Verwaltungsauffassung.

(4) Erhält der Wirtschaftsprüfer für die laufende Steuerberatung ein Pauschalhonorar, so sind mangels anderweitiger schriftlicher Vereinbarungen die unter Abs. 3 d) und e) genannten Tätigkeiten gesondert zu honorieren.

(5) Die Bearbeitung besonderer Einzelfragen der Einkommensteuer, Körperschaftsteuer, Gewerbesteuer, Einheitsbewertung und Vermögensteuer sowie aller Fragen der Umsatzsteuer, Lohnsteuer, sonstigen Steuern und Abgaben erfolgt auf Grund eines besonderen Auftrages. Dies gilt auch für

a) die Bearbeitung einmalig anfallender Steuerangelegenheiten, z. B. auf dem Gebiet der Erbschaftsteuer, Kapitalverkehrsteuer, Grunderwerbsteuer,

b) die Mitwirkung und Vertretung in Verfahren vor den Gerichten der Finanz- und der Verwaltungsgerichtsbarkeit sowie in Steuerstrafsachen und

c) die beratende und gutachtliche Tätigkeit im Zusammenhang mit Umwandlung, Verschmelzung, Kapitalerhöhung und -herabsetzung, Sanierung, Eintritt und Ausscheiden eines Gesellschafters, Betriebsveräußerung, Liquidation und dergleichen.

(6) Soweit auch die Ausarbeitung der Umsatzsteuerjahreserklärung als zusätzliche Tätigkeit übernommen wird, gehört dazu nicht die Überprüfung etwaiger besonderer buchmäßiger Voraussetzungen sowie die Frage, ob alle in Betracht kommenden umsatzsteuerrechtlichen Vergünstigungen wahrgenommen worden sind. Eine Gewähr für die vollständige Erfassung der Unterlagen zur Geltendmachung des Vorsteuerabzuges wird nicht übernommen.

12. Schweigepflicht gegenüber Dritten, Datenschutz

(1) Der Wirtschaftsprüfer ist nach Maßgabe der Gesetze verpflichtet, über alle Tatsachen, die ihm im Zusammenhang mit seiner Tätigkeit für den Auftraggeber bekannt werden, Stillschweigen zu bewahren, gleichviel, ob es sich dabei um den Auftraggeber selbst oder dessen Geschäftsverbindungen handelt, es sei denn, daß der Auftraggeber ihn von dieser Schweigepflicht entbindet.

(2) Der Wirtschaftsprüfer darf Berichte, Gutachten und sonstige schriftliche Äußerungen über die Ergebnisse seiner Tätigkeit Dritten nur mit Einwilligung des Auftraggebers aushändigen.

(3) Der Wirtschaftsprüfer ist befugt, ihm anvertraute personenbezogene Daten im Rahmen der Zweckbestimmung des Auftraggebers zu verarbeiten oder durch Dritte verarbeiten zu lassen.

13. Annahmeverzug und unterlassene Mitwirkung des Auftraggebers

Kommt der Auftraggeber mit der Annahme der vom Wirtschaftsprüfer angebotenen Leistung in Verzug oder unterläßt der Auftraggeber eine ihm nach Nr. 3 oder sonstwie obliegende Mitwirkung, so ist der Wirtschaftsprüfer zur fristlosen Kündigung des Vertrages berechtigt. Unberührt bleibt der Anspruch des Wirtschaftsprüfers auf Ersatz der ihm durch den Verzug oder die unterlassene Mitwirkung des Auftraggebers entstandenen Mehraufwendungen sowie des verursachten Schadens, und zwar auch dann, wenn der Wirtschaftsprüfer von dem Kündigungsrecht keinen Gebrauch macht.

14. Vergütung

(1) Der Wirtschaftsprüfer hat neben seiner Gebühren- oder Honorarforderung Anspruch auf Erstattung seiner Auslagen; die Umsatzsteuer wird zusätzlich berechnet. Er kann angemessene Vorschüsse auf Vergütung und Auslagenersatz verlangen und die Auslieferung seiner Leistung von der vollen Befriedigung seiner Ansprüche abhängig machen. Mehrere Auftraggeber haften als Gesamtschuldner.

(2) Eine Aufrechnung gegen Forderungen des Wirtschaftsprüfers auf Vergütung und Auslagenersatz ist nur mit unbestrittenen oder rechtskräftig festgestellten Forderungen zulässig.

15. Aufbewahrung und Herausgabe von Unterlagen

(1) Der Wirtschaftsprüfer bewahrt die im Zusammenhang mit der Erledigung eines Auftrages ihm übergebenen und von ihm selbst angefertigten Unterlagen sowie den über den Auftrag geführten Schriftwechsel sieben Jahre auf.

(2) Nach Befriedigung seiner Ansprüche aus dem Auftrag hat der Wirtschaftsprüfer auf Verlangen des Auftraggebers alle Unterlagen herauszugeben, die er aus Anlaß seiner Tätigkeit für den Auftrag von diesem oder für diesen erhalten hat. Dies gilt jedoch nicht für den Schriftwechsel zwischen dem Wirtschaftsprüfer und seinem Auftraggeber und für die Schriftstücke, die dieser bereits in Urschrift oder Abschrift besitzt. Der Wirtschaftsprüfer kann von Unterlagen, die er an den Auftraggeber zurückgibt, Abschriften oder Fotokopien anfertigen und zurückbehalten.

16. Anzuwendendes Recht

Für den Auftrag, seine Durchführung und die sich hieraus ergebenden Ansprüche gilt nur deutsches Recht.

42

Deloitte.

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

RECEIVED
2005 AUG 24 P 9:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH) München

Bericht über die Prüfung
des Jahresabschlusses
zum 31. Dezember 2004

Deloitte.

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Rosenheimer Platz 4
81669 München

Postfach 80 20 80
81620 München
Deutschland

Tel +49 89 29036-0
Fax +49 89 29036-8108
www.deloitte.com/de

MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH) München

Bericht über die Prüfung
des Jahresabschlusses
zum 31. Dezember 2004

Ausfertigung 34 von 39

Inhaltsübersicht

Anlagen

Wir weisen darauf hin, dass bei der Verwendung von gerundeten Beträgen und Prozentangaben aufgrund kaufmännischer Rundung Differenzen auftreten können.

1 PRÜFUNGSAUFTRAG

Der Aufsichtsrat der

MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München

– nachfolgend auch kurz „Gesellschaft" genannt –

hat uns den Auftrag zur Durchführung einer Abschlussprüfung für das Geschäftsjahr 2004 entsprechend § 317 HGB erteilt.

Bei der Erstellung des Prüfungsberichts haben wir die deutschen Grundsätze ordnungsmäßiger Berichterstattung bei Abschlussprüfungen (Prüfungsstandard des Instituts der Wirtschaftsprüfer – IDW PS 450) beachtet.

Für die Durchführung des Auftrags und unsere Verantwortlichkeit, auch im Verhältnis zu Dritten, gelten die unter dem 2. November 2004 getroffenen Vereinbarungen sowie ergänzend die als Anlage beigefügten „Allgemeinen Auftragsbedingungen für Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften" in der Fassung vom 1. Januar 2002.

Dieser Prüfungsbericht wurde nur zur Dokumentation der durchgeführten Prüfung gegenüber der Gesellschaft und nicht für Zwecke Dritter erstellt, denen gegenüber wir entsprechend der im Regelungsbereich des § 323 HGB geltenden Rechtslage keine Haftung übernehmen.

2 GRUNDSÄTZLICHE FESTSTELLUNGEN

Stellungnahme zur Lagebeurteilung der Geschäftsführung

Da die Geschäftsführung unter Inanspruchnahme der Erleichterungen gemäß § 264 Abs. 1 Satz 3 HGB zulässigerweise keinen Lagebericht aufgestellt hat, können wir als Abschlussprüfer zur Beurteilung der Lage der Gesellschaft durch die Geschäftsführung, wie sie ansonsten im Lagebericht zum Ausdruck käme, nicht nach § 321 Abs. 1 Satz 2 HGB Stellung nehmen.

Aus dem Jahresabschluss und den sonstigen geprüften Unterlagen heben wir folgende Aspekte hervor, die für die Beurteilung der wirtschaftlichen Lage der Gesellschaft von besonderer Bedeutung sind:

Entsprechend dem Unternehmensgegenstand ist die Gesellschaft Alleingesellschafterin bei der MTU Aero Engines Zweite Holding GmbH (vormals: Blade Erste Participation GmbH), München. Die Stammeinlage beträgt EUR 25.000,00. Die Werthaltigkeit des Beteiligungsbesitzes und der Forderungen ist maßgeblich von der wirtschaftlichen Entwicklung der MTU Aero Engines GmbH abhängig.

3 GEGENSTAND, ART UND UMFANG DER PRÜFUNG

Prüfungsgegenstand

Gegenstand unserer Abschlussprüfung waren

- die Buchführung
- der Jahresabschluss (Bilanz, Gewinn- und Verlustrechnung, Anhang)

der Gesellschaft.

Die Buchführung und die Aufstellung des Jahresabschlusses nach den deutschen handelsrechtlichen Vorschriften liegen in der Verantwortung der Geschäftsführung der Gesellschaft; dies gilt auch für die Angaben, die wir zu diesen Unterlagen erhalten haben. Unsere Aufgabe ist es, diese Unterlagen und Angaben im Rahmen unserer pflichtgemäßen Prüfung zu beurteilen.

Die Prüfung der Einhaltung anderer Vorschriften gehört nur insoweit zu den Aufgaben der Abschlussprüfung, als sich aus ihnen üblicherweise Rückwirkungen auf den Jahresabschluss ergeben.

Art und Umfang der Prüfung

Ausgangspunkt unserer Prüfung war der von uns geprüfte und unter dem 23. Juli 2004 mit dem uneingeschränkten Bestätigungsvermerk versehene Vorjahresabschluss; er wurde am 30. September 2004 festgestellt.

Die Prüfung wurde von uns im Januar und Februar 2005 durchgeführt.

Wir haben die Abschlussprüfung entsprechend § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen.

Die Abschlussprüfung ist nach § 317 HGB problembezogen so anzulegen, dass wesentliche Unrichtigkeiten und Verstöße gegen Rechnungslegungsvorschriften mit hinreichender Sicherheit erkannt werden. Um diesen Anforderungen gerecht zu werden, wenden wir unseren risiko- und prozessorientierten Prüfungsansatz an; zu dessen Umsetzung bedienen wir uns unserer Prüfungssoftware Audit-System/2. Sie unterstützt die Planung, Durchführung und Dokumentation der Abschlussprüfung.

Im Rahmen der Prüfungsplanung haben wir uns einen Überblick über die Geschäftstätigkeit, das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie deren Rechnungswesen verschafft und eine analytische Durchsicht des Jahresabschlusses vorgenommen sowie den Gesellschaftsvertrag und Gesellschafterbeschlüsse eingesehen. Die Prüfungsstrategie wurde von uns nach den hierbei gewonnenen Erkenntnissen und den Erwartungen über mögliche Fehler festgelegt. Das interne Kontrollsystem der Gesellschaft haben wir untersucht, soweit es für eine ordnungsgemäße Rechnungslegung von Bedeutung ist; das interne Kontrollsystem in seiner Gesamtheit war nicht Gegenstand unserer Abschlussprüfung.

Bei der Durchführung unserer Prüfung haben wir uns nicht auf Kontrollverfahren der Gesellschaft gestützt. Daher haben wir unter Berücksichtigung unserer Risikoeinschätzung unsere analytischen Prüfungshandlungen und stichprobenweisen Einzelfallprüfungen von Geschäftsvorfällen und Beständen in nicht reduziertem Umfang durchgeführt. Bei Einzelfallprüfungen haben wir Stichproben in bewusster Auswahl gezogen.

Saldenbestätigungen für die am Abschlussstichtag in Saldenlisten erfassten Forderungen und Verbindlichkeiten haben wir nicht eingeholt, weil nach Art der Erfassung, Verwaltung und Abwicklung der Forderungen und Verbindlichkeiten ihr Nachweis auf andere Weise zuverlässig erbracht werden konnte.

Die Geschäftsführung hat alle gewünschten Aufklärungen und Nachweise erbracht und unter dem 3. Februar 2005 die berufsübliche Vollständigkeitserklärung in schriftlicher Form abgegeben. Darin wird insbesondere versichert, dass in der Buchführung alle buchungspflichtigen Vorgänge und in dem vorliegenden Jahresabschluss alle bilanzierungspflichtigen Vermögenswerte, Verpflichtungen und Abgrenzungen, außerdem sämtliche Aufwendungen und Erträge enthalten, ferner alle Wagnisse berücksichtigt sowie alle erforderlichen Angaben gemacht sind.

4 FESTSTELLUNGEN UND ERLÄUTERUNGEN ZUR RECHNUNGSLEGUNG

4.1 Ordnungsmäßigkeit der Rechnungslegung

4.1.1 Buchführung und weitere geprüfte Unterlagen

Die Buchführung entspricht den gesetzlichen Vorschriften einschließlich der Grundsätze ordnungsmäßiger Buchführung. Die aus den weiteren geprüften Unterlagen zu entnehmenden Informationen führen zu einer ordnungsgemäßen Abbildung in Buchführung und Jahresabschluss.

4.1.2 Jahresabschluss

Der Jahresabschluss zum 31. Dezember 2004 ist diesem Bericht als Anlagen 1.1 bis 1.3 beigefügt.

Der Jahresabschluss wurde ordnungsmäßig aus der Buchführung und den weiteren geprüften Unterlagen abgeleitet. Die gesetzlichen Vorschriften zur Gliederung, Bilanzierung und Bewertung sowie zum Anhang wurden eingehalten.

4.2 Gesamtaussage des Jahresabschlusses

Der Jahresabschluss insgesamt, d.h. das Zusammenwirken von Bilanz, Gewinn- und Verlustrechnung und Anhang, vermittelt unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft.

Aufgrund der bereits aus dem Jahresabschluss erkennbaren einfachen wirtschaftlichen Verhältnisse kann auf zusätzliche Angaben zur Vermögens-, Finanz- und Ertragslage im Prüfungsbericht verzichtet werden.

5 WIEDERGABE DES BESTÄTIGUNGSVERMERKS

Wir haben dem Jahresabschluss für das Geschäftsjahr 2004 der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München, in der Fassung der Anlage 1 den folgenden unter dem 3. Februar 2005 unterzeichneten uneingeschränkten Bestätigungsvermerk erteilt:

„Bestätigungsvermerk des Abschlussprüfers

Wir haben den Jahresabschluss unter Einbeziehung der Buchführung der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2004 geprüft. Die Buchführung und die Aufstellung des Jahresabschlusses nach den deutschen handelsrechtlichen Vorschriften liegen in der Verantwortung der Geschäftsführung der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung abzugeben.

Wir haben unsere Jahresabschlussprüfung entsprechend § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung und Jahresabschluss überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der Geschäftsführung sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München."

6 SCHLUSSBEMERKUNG

Den vorstehenden Bericht über unsere Prüfung des Jahresabschlusses für das Geschäftsjahr 2004 der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München, erstatten wir in Übereinstimmung mit den gesetzlichen Vorschriften und den deutschen Grundsätzen ordnungsmäßiger Berichterstattung bei Abschlussprüfungen (Prüfungsstandard des Instituts der Wirtschaftsprüfer – IDW PS 450).

Zu dem von uns unter dem 3. Februar 2005 erteilten uneingeschränkten Bestätigungsvermerk verweisen wir auf Berichtsabschnitt 5 „Wiedergabe des Bestätigungsvermerks".

München, den 3. Februar 2005

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(Müller) (Dr. Reitmayr)
Wirtschaftsprüfer Wirtschaftsprüfer

Für Veröffentlichungen oder die Weitergabe des Jahresabschlusses in einer von der testierten Fassung abweichenden Form sowie für den Fall der Übersetzung in andere Sprachen bedarf es zuvor unserer erneuten Stellungnahme, falls dabei der von uns erteilte Bestätigungsvermerk zitiert wird oder ein Hinweis auf unsere Jahresabschlussprüfung erfolgt; wir weisen hierzu auf die Bestimmungen des § 328 HGB hin.

MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH) München

Jahresabschluss
zum 31. Dezember 2004

MTU Aero Engines Erste Holding GmbH, München

Bilanz zum 31. Dezember 2004

in Euro

	Anhang	Stand am 31.12.2004		Stand am 31.12.2003
AKTIVA				
Anlagevermögen				
Finanzanlagen	(1)	273.529.900,00		273.529.900,00
			273.529.900,00	273.529.900,00
Umlaufvermögen				
Sonstige Vermögensgegenstände	(2)	36.041,28		26,00
Zahlungsmittel		12.011,51		25.067,95
			48.052,79	25.093,95
			273.577.952,79	273.554.993,95
PASSIVA				
Eigenkapital				
Gezeichnetes Kapital	(3)	2.210.000,00		25.000,00
Kapitalrücklage	(4)	203.745.000,00		201.500.000,00
Bilanzverlust (i.V. -gewinn)		-2.335.842,99		69,95
			203.619.157,01	201.525.069,95
Rückstellungen				
Übrige Rückstellungen		11.024,00		24,00
			11.024,00	24,00
Verbindlichkeiten				
Übrige Verbindlichkeiten	(5)	69.947.771,78		72.029.900,00
			69.947.771,78	72.029.900,00
			273.577.952,79	273.554.993,95

MTU Aero Engines Erste Holding GmbH, München

Gewinn- und Verlustrechnung für das Geschäftsjahr 2004

in Euro

	Anhang	2004	2004	2003
Allgemeine Verwaltungskosten	(6)		-265.190,25	-47,47
Sonstige Zinsen und ähnliche Erträge		188,39		168,85
Zinsen und ähnliche Aufwendungen		-2.070.911,08		0,00
Zinsergebnis			-2.070.722,69	168,85
Ergebnis der gewöhnlichen Geschäftstätigkeit			**-2.335.912,94**	**121,38**
Steuern vom Einkommen und Ertrag			0,00	-51,43
Jahresfehlbetrag (i.V -überschuß)			**-2.335.912,94**	**69,95**
Gewinnvortrag			69,95	0,00
Bilanzverlust (i.V. -gewinn)	(7)		**-2.335.842,99**	**69,95**

Anhang der MTU Aero Engines Erste Holding GmbH, München, zum 31. Dezember 2004

Grundlagen und Methoden

Der Jahresabschluss der MTU Aero Engines Erste Holding GmbH, München wird nach handelsrechtlichen Rechnungslegungsvorschriften aufgestellt. Die in der Bilanz und in der Gewinn- und Verlustrechnung, die nach dem Umsatzkostenverfahren erstellt wird, zusammengefassten Posten sind im Anhang gesondert aufgeführt und erläutert.

Bilanzierung und Bewertung

Die MTU Aero Engines Erste Holding GmbH, München ist eine kleine Kapitalgesellschaft gemäß § 267 Abs. 1 HGB. Die gesetzlichen Erleichterungen für kleine Kapitalgesellschaften bei der Aufstellung des Abschlusses (§§ 274a, 276 und 288 HGB) wurden in Anspruch genommen.

Die Bewertung der Anteile an verbundenen Unternehmen erfolgt zu Anschaffungskosten.

Die Sonstigen Vermögensgegenstände und Zahlungsmittel sind mit dem Nennbetrag angesetzt.

Die Sonstigen Rückstellungen sind nach den Grundsätzen vernünftiger kaufmännischer Beurteilung ermittelt.

Die Verbindlichkeiten sind mit ihren Rückzahlungsbeträgen angesetzt.

Erläuterungen zur Bilanz der MTU Aero Engines Erste Holding GmbH

(1) **Finanzanlagen**

	Anteil 31.12.2004 %	Eigenkapital 31.12.2004 Euro	Ergebnis 2004 Euro
MTU Aero Engines Zweite Holding GmbH, München	100,00	301.747.840,77	28.222.840,77

(2) **Sonstige Vermögensgegenstände**

	31.12.2004 Euro		31.12.2003 Euro	
Sonstige Vermögensgegenstände		**36.041,28**		26,00
- davon Restlaufzeit bis 1 Jahr	36.041,28		26,00	

(3) **Stammkapital**

Das Stammkapital wurde von 25.000,00 Euro durch Umwandlung von Rücklagen in Höhe von 2.005.000,00 Euro auf zunächst 2.030.000,00 Euro erhöht. Zusätzlich wurde eine neue Stammeinlage in Höhe von 180.000,00 Euro gezeichnet. Diese Stammeinlage wurde von der Blade Management Beteiligungs GmbH & Co. KG übernommen, so dass das voll einbezahlte Stammkapital nun mehr 2.210.000,00 Euro beträgt.

Die Gesellschaft wird in den im Einklang mit den nationalen gesetzlichen Vorgaben aufgestellten Konzernabschluss der Blade LUX Holding One S.à.r.l., Luxemburg, einbezogen. Der Konzernabschluss ist am Sitz der Gesellschaft in Luxemburg erhältlich.
Sie ist damit von der Verpflichtung zur Aufstellung eines Konzernabschlusses nach § 291 HGB befreit. Vom HGB abweichende Bilanzierungs-, Bewertungs- und Konsolidierungsmethoden zu International Financial Reporting Standards (IFRS) resultieren aus folgenden Sachverhalten, die nach IFRS abweichend dargestellt werden:

- Derivative Finanzinstrumente werden grundsätzlich zu Marktwerten bewertet.
- Neben unrealisierten Kursverlusten werden auch unrealisierte Kursgewinne ausgewiesen.
- Bei der Bewertung des Firmenwertes wird keine planmäßige Abschreibung vorgenommen.
- Bewertung des Vorratsvermögens zu Vollkosten.
- Die Umsatzabgrenzung erfolgt nach percentage-of-completion-method.
- Latente Steuern werden nach dem Bilanzkonzept berechnet.

Im Bilanzverlust ist ein Gewinnvortrag in Höhe von 69,95 Euro enthalten.

(4) Kapitalrücklage

Für die Kapitalerhöhung des Stammkapitals wurde gem. § 272 Abs. 2 Nr. 4 HGB ein Betrag in Höhe von 2.005.000,00 Euro aus der Kapitalrücklage entnommen. Desweiteren wurde gleichzeitig im Berichtsjahr die Kapitalrücklage um das von der Blade Management Beteiligungs GmbH & Co. KG in Höhe von 4.250.000,00 Euro in bar erbrachte Agio erhöht.

(5) Übrige Verbindlichkeiten

	31.12.2004 Euro		31.12.2003 Euro	
Verbindlichkeiten gegenüber verbundenen Unternehmen		**69.695.651,02**		72.029.900,00
- davon Restlaufzeit bis 1 Jahr	55.651,02		29.900,00	
- davon Restlaufzeit zwischen 1 und 5 Jahre	69.640.000,00		72.000.000,00	
Sonstige Verbindlichkeiten		**252.120,76**		0,00
- davon Restlaufzeit bis 1 Jahr	252.120,76		0,00	
Übrige Verbindlichkeiten		**69.947.771,78**		72.029.900,00
- davon Restlaufzeit bis 1 Jahr	307.771,78		29.900,00	
- davon Restlaufzeit zwischen 1 und 5 Jahre	69.640.000,00		72.000.000,00	

Erläuterungen zur Gewinn- und Verlustrechnung der MTU Aero Engines Erste Holding GmbH

(6) Allgemeine Verwaltungskosten

Die Allgemeinen Verwaltungskosten betreffen im wesentlichen Rechts- und Beratungskosten sowie Prüfungskosten.

(7) Ergebnisverwendung

Die Geschäftsführung schlägt vor, den Bilanzverlust auf das neue Jahr vorzutragen.

Organe

Geschäftsführung:	Johannes Huth, London Managing Director, KKR & Co. Ltd., London	(bis 22. April 2004)
	Bernd Kessler, Strasslach Geschäftsführer Zivile Instandhaltung der MTU Aero Engines GmbH, München	(ab 1. August 2004)
	Udo Stark, München Vorsitzender der Geschäftsführung der MTU Aero Engines GmbH, München (ab 1. Januar .2005)	(ab 1. Januar 2005)
	Dr. Klaus Steffens, Bernried Vorsitzender der Geschäftsführung der MTU Aero Engines GmbH, München (bis 31. Dezember 2004)	(vom 22. April 2004 bis 31. Dezember 2004)
	Dr. Michael Süß, Starnberg Geschäftsführer Technik der MTU Aero Engines GmbH, München	(ab 22. April 2004)
	Reiner Winkler, Riemerling Geschäftsführer Finanzen und Personal der MTU Aero Engines GmbH, München	(ab 22. April 2004)

München, den 2. Februar 2005

Die Geschäftsführung

Udo Stark Bernd Kessler Dr. Michael Süß Reiner Winkler

Anlagevermögen der MTU Aero Engines Erste Holding GmbH

in Euro

	Anschaffungskosten		Buchwerte	
	01.01.2004	31.12.2004	**31.12.2004**	31.12.2003
Finanzanlagen				
Anteile an verbundenen Unternehmen	273.529.900,00	273.529.900,00	**273.529.900,00**	273.529.900,00
	273.529.900,00	273.529.900,00	**273.529.900,00**	273.529.900,00

Bestätigungsvermerk des Abschlussprüfers

Wir haben den Jahresabschluss unter Einbeziehung der Buchführung der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2004 geprüft. Die Buchführung und die Aufstellung des Jahresabschlusses nach den deutschen handelsrechtlichen Vorschriften liegen in der Verantwortung der Geschäftsführung der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung abzugeben.

Wir haben unsere Jahresabschlussprüfung entsprechend § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung und Jahresabschluss überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der Geschäftsführung sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München.

München, den 3. Februar 2005

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft
WIRTSCHAFTS-PRÜFUNGS-GESELLSCHAFT SIEGEL
München

(Müller) (Dr. Reitmayr)
Wirtschaftsprüfer Wirtschaftsprüfer

WIRTSCHAFTLICHE UND RECHTLICHE GRUNDLAGEN

2.1 Grundlagen

Die Gesellschaft wurde mit notariell beurkundetem Gesellschaftsvertrag (UR-Nr. 225/2003, Notar Dr. Klaus Sommerlad, Frankfurt am Main) vom 15. Juli 2003 errichtet und am 14. August 2003 unter der Firma Deukalion Neunzehnte Vermögensverwaltungs-GmbH, mit Sitz in Frankfurt am Main, im Handelsregister des Amtsgerichts Frankfurt am Main unter HR B 57350 eingetragen.

Gegenstand des Unternehmens war die Verwaltung des eigenen Vermögens.

Das Geschäftsjahr entspricht dem Kalenderjahr.

Mit notariell beglaubigtem Gesellschafterbeschluss vom 5. November 2003 (UR-Nr. 362/2003, Notar Dr. Klaus Sommerlad, Frankfurt am Main) wurde der Gesellschaftsvertrag geändert. Die Firma der Gesellschaft wurde geändert in Blade Erste Holding GmbH. Des Weiteren wurde der Gegenstand des Unternehmens wie folgt neu gefasst:

Gegenstand des Unternehmens ist der Erwerb, das Halten, das Verwalten und die Veräußerung von Beteiligungen an anderen Unternehmen, insbesondere einer Beteiligung an der Blade Erste Participation GmbH (vormals: Galatea Dreizehnte Vermögensverwaltungs-GmbH) mit dem Sitz in München (vormals: Frankfurt am Main).

Mit notariell beglaubigtem Gesellschafterbeschluss vom 3. Dezember 2003 (UR-Nr. 474/2003, Notar Dr. Klaus Sommerlad, Frankfurt am Main) wurde der Sitz der Gesellschaft nach München verlegt.

Mit Gesellschafterbeschluss vom 10. März 2004 wurde der Gesellschaftsvertrag geändert. Die Firma der Gesellschaft wurde geändert in MTU Aero Engines Erste Holding GmbH, München. Die Gesellschaft ist im Handelsregister des Amtsgerichts München unter HR B 151251 eingetragen.

Mit notariell beglaubigtem Gesellschafterbeschluss vom 17. Dezember 2004 (UR-Nr. S2753/2004, Notar Dr. Rüdiger Graf von Stosch) wurde das Stammkapital der Gesellschaft nach den Vorschriften der Kapitalerhöhung aus Gesellschaftsmitteln durch Umwandlung eines Teils der Kapitalrücklage von EUR 25.000,00 um EUR 2.005.000,00 auf EUR 2.030.000,00 erhöht. Es wurden keine neuen Gesellschaftsanteile ausgegeben. Der Geschäftsanteil der Alleingesellschafterin, Firma Blade Lux Holding Two S.a.r.l. im Nennbetrag von EUR 25.000,00 wurde auf EUR 2.030.000,00 erhöht. Die Eintragung der Kapitalerhöhung in das Handelsregister erfolgte am 22. Dezember 2004.

Mit notariell beglaubigtem Gesellschafterbeschluss vom 22. Dezember 2004 (UR-Nr. S2850/2004, Notar Dr. Rüdiger Graf von Stosch) wurde das Stammkapital der Gesellschaft von EUR 2.030.000,00 um EUR 180.000,00 auf EUR 2.210.000,00 erhöht. Es wurde eine neue Stammeinlage im Nennbetrag von EUR 180.000,00 ausgegeben, die zuzüglich eines Aufgeldes/Agio in Höhe von EUR 4.250.000,00 von der Blade Management Beteiligungs GmbH & Co. KG, München, in bar in voller Höhe erbracht wurde. Die Eintragung der Kapitalerhöhung in das Handelsregister erfolgte am 14. Januar 2005.

Das voll einbezahlte Stammkapital beträgt nunmehr zum 31. Dezember 2004 EUR 2.210.000,00. Gesellschafter der Gesellschaft sind:

	EUR	Kapitalanteil
Blade Lux Holding Two S.a.r.l., Luxemburg	2.030.000,00	91,86 %
Blade Management Beteiligungs GmbH & Co. KG	180.000,00	8,14 %
	2.210.000,00	100,00 %

2.2 Organe und Beschlüsse

Die Gesellschaft hat einen oder mehrere Geschäftsführer.

Ein Geschäftsführer vertritt die Gesellschaft alleine, solange er einziger Geschäftsführer ist. Hat die Gesellschaft mehr als einen Geschäftsführer, wird sie entweder durch zwei Geschäftsführer gemeinsam oder durch einen Geschäftsführer zusammen mit einem Prokuristen vertreten.

Geschäftsführer der Gesellschaft sind:

Johannes Huth, London	bis 22. April 2004
Bernd Kessler, Strasslach	ab 1. August 2004
Udo Stark, München	ab 1. Januar 2005
Dr. Klaus Steffens, Bernried	vom 22. April 2004 bis 31. Dezember 2004
Dr. Michael Süß, Starnberg	ab 22. April 2004
Reiner Winkler, Riemerling	ab 22. April 2004

Die Geschäftsführer Herr Dr. Michael Süß und Herr Reiner Winkler sind vom Selbstkontrahierungsverbot des § 181 BGB befreit.

2.3 Unternehmensverbindungen

Die Gesellschaft ist Alleingesellschafterin bei der MTU Aero Engines Zweite Holding GmbH (vormals: Blade Erste Participation GmbH), München. Die Stammeinlage beträgt EUR 25.000,00.

2.4 Steuerliche Verhältnisse

Eine steuerliche Außenprüfung hat noch nicht stattgefunden.

Allgemeine Auftragsbedingungen
für
Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften
vom 1. Januar 2002

1. Geltungsbereich

(1) Die Auftragsbedingungen gelten für die Verträge zwischen Wirtschaftsprüfern oder Wirtschaftsprüfungsgesellschaften (im nachstehenden zusammenfassend „Wirtschaftsprüfer" genannt) und ihren Auftraggebern über Prüfungen, Beratungen und sonstige Aufträge, soweit nicht etwas anderes ausdrücklich schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist.

(2) Werden im Einzelfall ausnahmsweise vertragliche Beziehungen auch zwischen dem Wirtschaftsprüfer und anderen Personen als dem Auftraggeber begründet, so gelten auch gegenüber solchen Dritten die Bestimmungen der nachstehenden Nr. 9.

2. Umfang und Ausführung des Auftrages

(1) Gegenstand des Auftrages ist die vereinbarte Leistung, nicht ein bestimmter wirtschaftlicher Erfolg. Der Auftrag wird nach den Grundsätzen ordnungsmäßiger Berufsausübung ausgeführt. Der Wirtschaftsprüfer ist berechtigt, sich zur Durchführung des Auftrages sachverständiger Personen zu bedienen.

(2) Die Berücksichtigung ausländischen Rechts bedarf – außer bei betriebswirtschaftlichen Prüfungen – der ausdrücklichen schriftlichen Vereinbarung.

(3) Der Auftrag erstreckt sich, soweit er nicht darauf gerichtet ist, nicht auf die Prüfung der Frage, ob die Vorschriften des Steuerrechts oder Sondervorschriften, wie z. B. die Vorschriften des Preis-, Wettbewerbsbeschränkungs- und Bewirtschaftungsrechts beachtet sind; das gleiche gilt für die Feststellung, ob Subventionen, Zulagen oder sonstige Vergünstigungen in Anspruch genommen werden können. Die Ausführung eines Auftrages umfaßt nur dann Prüfungshandlungen, die gezielt auf die Aufdeckung von Buchfälschungen und sonstigen Unregelmäßigkeiten gerichtet sind, wenn sich bei der Durchführung von Prüfungen dazu ein Anlaß ergibt oder dies ausdrücklich schriftlich vereinbart ist.

(4) Ändert sich die Rechtslage nach Abgabe der abschließenden beruflichen Äußerung, so ist der Wirtschaftsprüfer nicht verpflichtet, den Auftraggeber auf Änderungen oder sich daraus ergebende Folgerungen hinzuweisen.

3. Aufklärungspflicht des Auftraggebers

(1) Der Auftraggeber hat dafür zu sorgen, daß dem Wirtschaftsprüfer auch ohne dessen besondere Aufforderung alle für die Ausführung des Auftrages notwendigen Unterlagen rechtzeitig vorgelegt werden und ihm von allen Vorgängen und Umständen Kenntnis gegeben wird, die für die Ausführung des Auftrages von Bedeutung sein können. Dies gilt auch für die Unterlagen, Vorgänge und Umstände, die erst während der Tätigkeit des Wirtschaftsprüfers bekannt werden.

(2) Auf Verlangen des Wirtschaftsprüfers hat der Auftraggeber die Vollständigkeit der vorgelegten Unterlagen und der gegebenen Auskünfte und Erklärungen in einer vom Wirtschaftsprüfer formulierten schriftlichen Erklärung zu bestätigen.

4. Sicherung der Unabhängigkeit

Der Auftraggeber steht dafür ein, daß alles unterlassen wird, was die Unabhängigkeit der Mitarbeiter des Wirtschaftsprüfers gefährden könnte. Dies gilt insbesondere für Angebote auf Anstellung und für Angebote, Aufträge auf eigene Rechnung zu übernehmen.

5. Berichterstattung und mündliche Auskünfte

Hat der Wirtschaftsprüfer die Ergebnisse seiner Tätigkeit schriftlich darzustellen, so ist nur die schriftliche Darstellung maßgebend. Bei Prüfungsaufträgen wird der Bericht, soweit nichts anderes vereinbart ist, schriftlich erstattet. Mündliche Erklärungen und Auskünfte von Mitarbeitern des Wirtschaftsprüfers außerhalb des erteilten Auftrages sind stets unverbindlich.

6. Schutz des geistigen Eigentums des Wirtschaftsprüfers

Der Auftraggeber steht dafür ein, daß die im Rahmen des Auftrages vom Wirtschaftsprüfer gefertigten Gutachten, Organisationspläne, Entwürfe, Zeichnungen, Aufstellungen und Berechnungen, insbesondere Massen- und Kostenberechnungen, nur für seine eigenen Zwecke verwendet werden.

7. Weitergabe einer beruflichen Äußerung des Wirtschaftsprüfers

(1) Die Weitergabe beruflicher Äußerungen des Wirtschaftsprüfers (Berichte, Gutachten und dgl.) an einen Dritten bedarf der schriftlichen Zustimmung des Wirtschaftsprüfers, soweit sich nicht bereits aus dem Auftragsinhalt die Einwilligung zur Weitergabe an einen bestimmten Dritten ergibt.

Gegenüber einem Dritten haftet der Wirtschaftsprüfer (im Rahmen von Nr. 9) nur, wenn die Voraussetzungen des Satzes 1 gegeben sind.

(2) Die Verwendung beruflicher Äußerungen des Wirtschaftsprüfers zu Werbezwecken ist unzulässig; ein Verstoß berechtigt den Wirtschaftsprüfer zur fristlosen Kündigung aller noch nicht durchgeführten Aufträge des Auftraggebers.

8. Mängelbeseitigung

(1) Bei etwaigen Mängeln hat der Auftraggeber Anspruch auf Nacherfüllung durch den Wirtschaftsprüfer. Nur bei Fehlschlagen der Nacherfüllung kann er auch Herabsetzung der Vergütung oder Rückgängigmachung des Vertrages verlangen; ist der Auftrag von einem Kaufmann im Rahmen seines Handelsgewerbes, einer juristischen Person des öffentlichen Rechts oder von einem öffentlich-rechtlichen Sondervermögen erteilt worden, so kann der Auftraggeber die Rückgängigmachung des Vertrages nur verlangen, wenn die erbrachte Leistung wegen Fehlschlagens der Nacherfüllung für ihn ohne Interesse ist. Soweit darüber hinaus Schadensersatzansprüche bestehen, gilt Nr. 9.

(2) Der Anspruch auf Beseitigung von Mängeln muß vom Auftraggeber unverzüglich schriftlich geltend gemacht werden. Ansprüche nach Abs. 1, die nicht auf einer vorsätzlichen Handlung beruhen, verjähren nach Ablauf eines Jahres ab dem gesetzlichen Verjährungsbeginn.

(3) Offenbare Unrichtigkeiten, wie z. B. Schreibfehler, Rechenfehler und formelle Mängel, die in einer beruflichen Äußerung (Bericht, Gutachten und dgl.) des Wirtschaftsprüfers enthalten sind, können jederzeit vom Wirtschaftsprüfer auch Dritten gegenüber berichtigt werden. Unrichtigkeiten, die geeignet sind, in der beruflichen Äußerung des Wirtschaftsprüfers enthaltene Ergebnisse in Frage zu stellen, berechtigen diesen, die Äußerung auch Dritten gegenüber zurückzunehmen. In den vorgenannten Fällen ist der Auftraggeber vom Wirtschaftsprüfer tunlichst vorher zu hören.

9. Haftung

(1) Für gesetzlich vorgeschriebene Prüfungen gilt die Haftungsbeschränkung des § 323 Abs. 2 HGB.

(2) Haftung bei Fahrlässigkeit; Einzelner Schadensfall

Falls weder Abs. 1 eingreift noch eine Regelung im Einzelfall besteht, ist die Haftung des Wirtschaftsprüfers für Schadensersatzansprüche jeder Art, mit Ausnahme von Schäden aus der Verletzung von Leben, Körper und Gesundheit, bei einem fahrlässig verursachten einzelnen Schadensfall gem. § 54a Abs. 1 Nr. 2 WPO auf 4 Mio. € beschränkt; dies gilt auch dann, wenn eine Haftung gegenüber einer anderen Person als dem Auftraggeber begründet sein sollte. Ein einzelner Schadensfall ist auch bezüglich eines aus mehreren Pflichtverletzungen stammenden einheitlichen Schadens gegeben. Der einzelne Schadensfall umfaßt sämtliche Folgen einer Pflichtverletzung ohne Rücksicht darauf, ob Schäden in einem oder in mehreren aufeinanderfolgenden Jahren entstanden sind. Dabei gilt mehrfaches auf gleicher oder gleichartiger Fehlerquelle beruhendes Tun oder Unterlassen als einheitliche Pflichtverletzung, wenn die betreffenden Angelegenheiten miteinander in rechtlichem oder wirtschaftlichem Zusammenhang stehen. In diesem Fall kann der Wirtschaftsprüfer nur bis zur Höhe von 5 Mio. € in Anspruch genommen werden. Die Begrenzung auf das Fünffache der Mindestversicherungssumme gilt nicht bei gesetzlich vorgeschriebenen Pflichtprüfungen.

(3) Ausschlußfristen

Ein Schadensersatzanspruch kann nur innerhalb einer Ausschlußfrist von einem Jahr geltend gemacht werden, nachdem der Anspruchsberechtigte von dem Schaden und von dem anspruchsbegründenden Ereignis Kenntnis erlangt hat, spätestens aber innerhalb von 5 Jahren nach dem anspruchsbegründenden Ereignis. Der Anspruch erlischt, wenn nicht innerhalb einer Frist von sechs Monaten seit der schriftlichen Ablehnung der Ersatzleistung Klage erhoben wird und der Auftraggeber auf diese Folge hingewiesen wurde. Das Recht, die Einrede der Verjährung geltend zu machen, bleibt unberührt. Die Sätze 1 bis 3 gelten auch bei gesetzlich vorgeschriebenen Prüfungen mit gesetzlicher Haftungsbeschränkung.

10. Ergänzende Bestimmungen für Prüfungsaufträge

(1) Eine nachträgliche Änderung oder Kürzung des durch den Wirtschaftsprüfer geprüften und mit einem Bestätigungsvermerk versehenen Abschlusses oder Lageberichts bedarf, auch wenn eine Veröffentlichung nicht stattfindet, der schriftlichen Einwilligung des Wirtschaftsprüfers. Hat der Wirtschaftsprüfer einen Bestätigungsvermerk nicht erteilt, so ist ein Hinweis auf die durch den Wirtschaftsprüfer durchgeführte Prüfung im Lagebericht oder an anderer für die Öffentlichkeit bestimmter Stelle nur mit schriftlicher Einwilligung des Wirtschaftsprüfers und mit dem von ihm genehmigten Wortlaut zulässig.

(2) Widerruft der Wirtschaftsprüfer den Bestätigungsvermerk, so darf der Bestätigungsvermerk nicht weiterverwendet werden. Hat der Auftraggeber den Bestätigungsvermerk bereits verwendet, so hat er auf Verlangen des Wirtschaftsprüfers den Widerruf bekanntzugeben.

(3) Der Auftraggeber hat Anspruch auf fünf Berichtsausfertigungen. Weitere Ausfertigungen werden besonders in Rechnung gestellt.

11. Ergänzende Bestimmungen für Hilfeleistung in Steuersachen

(1) Der Wirtschaftsprüfer ist berechtigt, sowohl bei der Beratung in steuerlichen Einzelfragen als auch im Falle der Dauerberatung die vom Auftraggeber genannten Tatsachen, insbesondere Zahlenangaben, als richtig und vollständig zugrunde zu legen; dies gilt auch für Buchführungsaufträge. Er hat jedoch den Auftraggeber auf von ihm festgestellte Unrichtigkeiten hinzuweisen.

(2) Der Steuerberatungsauftrag umfaßt nicht die zur Wahrung von Fristen erforderlichen Handlungen, es sei denn, daß der Wirtschaftsprüfer hierzu ausdrücklich den Auftrag übernommen hat. In diesem Falle hat der Auftraggeber dem Wirtschaftsprüfer alle für die Wahrung von Fristen wesentlichen Unterlagen, insbesondere Steuerbescheide, so rechtzeitig vorzulegen, daß dem Wirtschaftsprüfer eine angemessene Bearbeitungszeit zur Verfügung steht.

(3) Mangels einer anderweitigen schriftlichen Vereinbarung umfaßt die laufende Steuerberatung folgende, in die Vertragsdauer fallenden Tätigkeiten:

a) Ausarbeitung der Jahressteuererklärungen für die Einkommensteuer, Körperschaftsteuer und Gewerbesteuer sowie der Vermögensteuererklärungen, und zwar auf Grund der vom Auftraggeber vorzulegenden Jahresabschlüsse und sonstiger, für die Besteuerung erforderlicher Aufstellungen und Nachweise

b) Nachprüfung von Steuerbescheiden zu den unter a) genannten Steuern

c) Verhandlungen mit den Finanzbehörden im Zusammenhang mit den unter a) und b) genannten Erklärungen und Bescheiden

d) Mitwirkung bei Betriebsprüfungen und Auswertung der Ergebnisse von Betriebsprüfungen hinsichtlich der unter a) genannten Steuern

e) Mitwirkung in Einspruchs- und Beschwerdeverfahren hinsichtlich der unter a) genannten Steuern.

Der Wirtschaftsprüfer berücksichtigt bei den vorgenannten Aufgaben die wesentliche veröffentlichte Rechtsprechung und Verwaltungsauffassung.

(4) Erhält der Wirtschaftsprüfer für die laufende Steuerberatung ein Pauschalhonorar, so sind mangels anderweitiger schriftlicher Vereinbarungen die unter Abs. 3d) und e) genannten Tätigkeiten gesondert zu honorieren.

(5) Die Bearbeitung besonderer Einzelfragen der Einkommensteuer, Körperschaftsteuer, Gewerbesteuer, Einheitsbewertung und Vermögensteuer sowie aller Fragen der Umsatzsteuer, Lohnsteuer, sonstigen Steuern und Abgaben erfolgt auf Grund eines besonderen Auftrages. Dies gilt auch für

a) die Bearbeitung einmalig anfallender Steuerangelegenheiten, z. B. auf dem Gebiet der Erbschaftsteuer, Kapitalverkehrsteuer, Grunderwerbsteuer,

b) die Mitwirkung und Vertretung in Verfahren vor den Gerichten der Finanz- und der Verwaltungsgerichtsbarkeit sowie in Steuerstrafsachen und

c) die beratende und gutachtliche Tätigkeit im Zusammenhang mit Umwandlung, Verschmelzung, Kapitalerhöhung und -herabsetzung, Sanierung, Eintritt und Ausscheiden eines Gesellschafters, Betriebsveräußerung, Liquidation und dergleichen.

(6) Soweit auch die Ausarbeitung der Umsatzsteuerjahreserklärung als zusätzliche Tätigkeit übernommen wird, gehört dazu nicht die Überprüfung etwaiger besonderer buchmäßiger Voraussetzungen sowie die Frage, ob alle in Betracht kommenden umsatzsteuerrechtlichen Vergünstigungen wahrgenommen worden sind. Eine Gewähr für die vollständige Erfassung der Unterlagen zur Geltendmachung des Vorsteuerabzuges wird nicht übernommen.

12. Schweigepflicht gegenüber Dritten, Datenschutz

(1) Der Wirtschaftsprüfer ist nach Maßgabe der Gesetze verpflichtet, über alle Tatsachen, die ihm im Zusammenhang mit seiner Tätigkeit für den Auftraggeber bekannt werden, Stillschweigen zu bewahren, gleichviel, ob es sich dabei um den Auftraggeber selbst oder dessen Geschäftsverbindungen handelt, es sei denn, daß der Auftraggeber ihn von dieser Schweigepflicht entbindet.

(2) Der Wirtschaftsprüfer darf Berichte, Gutachten und sonstige schriftliche Äußerungen über die Ergebnisse seiner Tätigkeit Dritten nur mit Einwilligung des Auftraggebers aushändigen.

(3) Der Wirtschaftsprüfer ist befugt, ihm anvertraute personenbezogene Daten im Rahmen der Zweckbestimmung des Auftraggebers zu verarbeiten oder durch Dritte verarbeiten zu lassen.

13. Annahmeverzug und unterlassene Mitwirkung des Auftraggebers

Kommt der Auftraggeber mit der Annahme der vom Wirtschaftsprüfer angebotenen Leistung in Verzug oder unterläßt der Auftraggeber eine ihm nach Nr. 3 oder sonstwie obliegende Mitwirkung, so ist der Wirtschaftsprüfer zur fristlosen Kündigung des Vertrages berechtigt. Unberührt bleibt der Anspruch des Wirtschaftsprüfers auf Ersatz der ihm durch den Verzug oder die unterlassene Mitwirkung des Auftraggebers entstandenen Mehraufwendungen sowie des verursachten Schadens, und zwar auch dann, wenn der Wirtschaftsprüfer von dem Kündigungsrecht keinen Gebrauch macht.

14. Vergütung

(1) Der Wirtschaftsprüfer hat neben seiner Gebühren- oder Honorarforderung Anspruch auf Erstattung seiner Auslagen; die Umsatzsteuer wird zusätzlich berechnet. Er kann angemessene Vorschüsse auf Vergütung und Auslagenersatz verlangen und die Auslieferung seiner Leistung von der vollen Befriedigung seiner Ansprüche abhängig machen. Mehrere Auftraggeber haften als Gesamtschuldner.

(2) Eine Aufrechnung gegen Forderungen des Wirtschaftsprüfers auf Vergütung und Auslagenersatz ist nur mit unbestrittenen oder rechtskräftig festgestellten Forderungen zulässig.

15. Aufbewahrung und Herausgabe von Unterlagen

(1) Der Wirtschaftsprüfer bewahrt die im Zusammenhang mit der Erledigung eines Auftrages ihm übergebenen und von ihm selbst angefertigten Unterlagen sowie den über den Auftrag geführten Schriftwechsel sieben Jahre auf.

(2) Nach Befriedigung seiner Ansprüche aus dem Auftrag hat der Wirtschaftsprüfer auf Verlangen des Auftraggebers alle Unterlagen herauszugeben, die er aus Anlaß seiner Tätigkeit für den Auftrag von diesem oder für diesen erhalten hat. Dies gilt jedoch nicht für den Schriftwechsel zwischen dem Wirtschaftsprüfer und seinem Auftraggeber und für die Schriftstücke, die dieser bereits in Urschrift oder Abschrift besitzt. Der Wirtschaftsprüfer kann von Unterlagen, die er an den Auftraggeber zurückgibt, Abschriften oder Fotokopien anfertigen und zurückbehalten.

16. Anzuwendendes Recht

Für den Auftrag, seine Durchführung und die sich hieraus ergebenden Ansprüche gilt nur deutsches Recht.

43

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Inhaltsübersicht

Anlagen

Wir weisen darauf hin, dass bei der Verwendung von gerundeten Beträgen und Prozentangaben aufgrund kaufmännischer Rundung Differenzen auftreten können.

1 PRÜFUNGSAUFTRAG

Die gesetzlichen Vertreter der

MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München

– nachfolgend auch kurz „Gesellschaft“ genannt –

haben uns den Auftrag zur Durchführung einer Abschlussprüfung für das Rumpfgeschäftsjahr vom 15. Juli bis 31. Dezember 2003 entsprechend § 317 HGB erteilt.

Bei der Erstellung des Prüfungsberichts haben wir die deutschen Grundsätze ordnungsmäßiger Berichterstattung bei Abschlussprüfungen (Prüfungsstandard des Instituts der Wirtschaftsprüfer – IDW PS 450) beachtet.

Für die Durchführung des Auftrags und unsere Verantwortlichkeit, auch im Verhältnis zu Dritten, gelten die unter dem 15./20. Juli 2004 getroffenen Vereinbarungen sowie ergänzend die als Anlage beigefügten „Allgemeinen Auftragsbedingungen für Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften“ in der Fassung vom 1. Januar 2002.

Dieser Prüfungsbericht wurde nur zur Dokumentation der durchgeführten Prüfung gegenüber der Gesellschaft und nicht für Zwecke Dritter erstellt, denen gegenüber wir entsprechend der im Regelungsbereich des § 323 HGB geltenden Rechtslage keine Haftung übernehmen.

2 GRUNDSÄTZLICHE FESTSTELLUNGEN

Stellungnahme zur Lagebeurteilung der gesetzlichen Vertreter

Da die gesetzlichen Vertreter unter Inanspruchnahme der Erleichterungen gemäß § 264 Abs. 1 Satz 3 HGB zulässigerweise keinen Lagebericht aufgestellt haben, können wir als Abschlussprüfer zur Beurteilung der Lage der Gesellschaft durch die gesetzlichen Vertreter, wie sie ansonsten im Lagebericht zum Ausdruck käme, nicht nach § 321 Abs. 1 Satz 2 HGB Stellung nehmen.

Aus dem Jahresabschluss und den sonstigen geprüften Unterlagen heben wir folgende Aspekte hervor, die für die Beurteilung der wirtschaftlichen Lage der Gesellschaft von besonderer Bedeutung sind:

Entsprechend dem Unternehmensgegenstand ist die Gesellschaft Alleingesellschafterin bei der MTU Aero Engines Zweite Holding GmbH (vormals: Blade Erste Participation GmbH), München. Die Stammeinlage beträgt EUR 25.000,00.

Ergänzend verweisen wir zur Lagebeurteilung auf unsere Ausführungen zur Gesamtaussage des Jahresabschlusses der Gesellschaft in Abschnitt 4.2 unseres Berichts.

3 GEGENSTAND, ART UND UMFANG DER PRÜFUNG

Prüfungsgegenstand

Gegenstand unserer Abschlussprüfung waren

- die Buchführung
- der Jahresabschluss (Bilanz, Gewinn- und Verlustrechnung, Anhang)

der Gesellschaft.

Die Buchführung und die Aufstellung des Jahresabschlusses nach den deutschen handelsrechtlichen Vorschriften liegen in der Verantwortung der gesetzlichen Vertreter der Gesellschaft; dies gilt auch für die Angaben, die wir zu diesen Unterlagen erhalten haben. Unsere Aufgabe ist es, diese Unterlagen und Angaben im Rahmen unserer pflichtgemäßen Prüfung zu beurteilen.

Die Prüfung der Einhaltung anderer Vorschriften gehört nur insoweit zu den Aufgaben der Abschlussprüfung, als sich aus ihnen üblicherweise Rückwirkungen auf den Jahresabschluss ergeben.

Art und Umfang der Prüfung

Die Prüfung wurde von uns im Juli 2004 durchgeführt.

Wir haben die Abschlussprüfung entsprechend § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen.

Die Abschlussprüfung ist nach § 317 HGB problembezogen so anzulegen, dass wesentliche Unrichtigkeiten und Verstöße gegen Rechnungslegungsvorschriften mit hinreichender Sicherheit erkannt werden. Um diesen Anforderungen gerecht zu werden, wenden wir unseren risiko- und prozessorientierten Prüfungsansatz an; zu dessen Umsetzung bedienen wir uns unserer Prüfungssoftware Audit-System/2. Sie unterstützt die Planung, Durchführung und Dokumentation der Abschlussprüfung.

Im Rahmen der Prüfungsplanung haben wir uns einen Überblick über die Geschäftstätigkeit, das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie deren Rechnungswesen verschafft und eine analytische Durchsicht des Jahresabschlusses vorgenommen sowie den Gesellschaftsvertrag eingesehen. Die Prüfungsstrategie wurde von uns nach den hierbei gewonnenen Erkenntnissen und den Erwartungen über mögliche Fehler festgelegt. Das interne Kontrollsystem der Gesellschaft haben wir untersucht, soweit es für eine ordnungsgemäße Rechnungslegung von Bedeutung ist; das interne Kontrollsystem in seiner Gesamtheit war nicht Gegenstand unserer Abschlussprüfung.

Bei der Durchführung unserer Prüfung haben wir uns nicht auf Kontrollverfahren der Gesellschaft gestützt. Daher haben wir unter Berücksichtigung unserer Risikoeinschätzung unsere analytischen Prüfungshandlungen und stichprobenweisen Einzelfallprüfungen von Geschäftsvorfällen und Beständen in nicht reduziertem Umfang durchgeführt. Bei Einzelfallprüfungen haben wir Stichproben in bewusster Auswahl gezogen.

Bei der Prüfung der Eröffnungsbilanzwerte haben wir uns insbesondere auf die diesen zu Grunde liegenden Aufzeichnungen, auf Bestätigungen von Dritten, Einzelaufstellungen, den Gesellschaftsvertrag, registergerichtliche Eintragungen und Gesellschafterversammlungsprotokolle gestützt sowie die Bewertung von Eröffnungsbilanzwerten in Stichproben geprüft.

Die gesetzlichen Vertreter haben alle gewünschten Aufklärungen und Nachweise erbracht und unter dem 23. Juli 2004 die berufsübliche Vollständigkeitserklärung in schriftlicher Form abgegeben. Darin wird insbesondere versichert, dass in der Buchführung alle buchungspflichtigen Vorgänge und in dem vorliegenden Jahresabschluss alle bilanzierungspflichtigen Vermögenswerte, Verpflichtungen und Abgrenzungen, außerdem sämtliche Aufwendungen und Erträge enthalten, ferner alle Wagnisse berücksichtigt sowie alle erforderlichen Angaben gemacht sind.

4 FESTSTELLUNGEN UND ERLÄUTERUNGEN ZUR RECHNUNGSLEGUNG

4.1 Ordnungsmäßigkeit der Rechnungslegung

4.1.1 Buchführung und weitere geprüfte Unterlagen

Die Buchführung entspricht den gesetzlichen Vorschriften einschließlich der Grundsätze ordnungsmäßiger Buchführung. Die aus den weiteren geprüften Unterlagen zu entnehmenden Informationen führen zu einer ordnungsgemäßen Abbildung in Buchführung und Jahresabschluss.

4.1.2 Jahresabschluss

Der Jahresabschluss zum 31. Dezember 2003 ist diesem Bericht als Anlagen 1.1 bis 1.3 beigefügt.

Der Jahresabschluss wurde ordnungsmäßig aus der Buchführung und den weiteren geprüften Unterlagen abgeleitet. Die gesetzlichen Vorschriften zur Gliederung, Bilanzierung und Bewertung sowie zum Anhang wurden eingehalten.

4.2 Gesamtaussage des Jahresabschlusses

Der Jahresabschluss insgesamt, d.h. das Zusammenwirken von Bilanz, Gewinn- und Verlustrechnung und Anhang, vermittelt unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft.

Aufgrund der bereits aus dem Jahresabschluss erkennbaren einfachen wirtschaftlichen Verhältnisse kann auf zusätzliche Angaben zur Vermögens-, Finanz- und Ertragslage im Prüfungsbericht verzichtet werden.

5 WIEDERGABE DES BESTÄTIGUNGSVERMERKS

Wir haben dem Jahresabschluss für das Rumpfgeschäftsjahr vom 15. Juli bis 31. Dezember 2003 der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München, in der Fassung der Anlage 1 den folgenden unter dem 23. Juli 2004 unterzeichneten uneingeschränkten Bestätigungsvermerk erteilt:

„Bestätigungsvermerk des Abschlussprüfers

Wir haben den Jahresabschluss unter Einbeziehung der Buchführung der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München, für das Rumpfgeschäftsjahr vom 15. Juli bis 31. Dezember 2003 geprüft. Die Buchführung und die Aufstellung des Jahresabschlusses nach den deutschen handelsrechtlichen Vorschriften liegen in der Verantwortung der gesetzlichen Vertreter der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung abzugeben.

Wir haben unsere Jahresabschlussprüfung entsprechend § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung und Jahresabschluss überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München.“

6 SCHLUSSBEMERKUNG

Den vorstehenden Bericht über unsere Prüfung des Jahresabschlusses für das Rumpfgeschäftsjahr 2003 der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München, erstatten wir in Übereinstimmung mit den gesetzlichen Vorschriften und den deutschen Grundsätzen ordnungsmäßiger Berichterstattung bei Abschlussprüfungen (Prüfungsstandard des Instituts der Wirtschaftsprüfer – IDW PS 450).

Zu dem von uns unter dem 23. Juli 2004 erteilten uneingeschränkten Bestätigungsvermerk verweisen wir auf Berichtsabschnitt 5 „Wiedergabe des Bestätigungsvermerks".

München, den 23. Juli 2004

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(Müller) (Dr. Reitmayr)
Wirtschaftsprüfer Wirtschaftsprüfer

Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft
WIRTSCHAFTS-PRÜFUNGS-GESELLSCHAFT
SIEGEL
München

Für Veröffentlichungen oder die Weitergabe des Jahresabschlusses in einer von der testierten Fassung abweichenden Form sowie für den Fall der Übersetzung in andere Sprachen bedarf es zuvor unserer erneuten Stellungnahme, falls dabei der von uns erteilte Bestätigungsvermerk zitiert wird oder ein Hinweis auf unsere Jahresabschlussprüfung erfolgt; wir weisen hierzu auf die Bestimmungen des § 328 HGB hin.

MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH) München

Jahresabschluss
für das Rumpfgeschäftsjahr vom
15. Juli bis 31. Dezember 2003

MTU Aero Engines
Erste Holding GmbH
(vormals: Blade Erste Holding GmbH), München

Bilanz zum 31. Dezember 2003

in Euro

	Anhang		Stand am 31.12.2003	Stand am 15.07.2003
AKTIVA				
Anlagevermögen				
Finanzanlagen	(1)	273.529.900,00		0,00
			273.529.900,00	0,00
Umlaufvermögen				
Sonstige Vermögensgegenstände	(2)	26,00		0,00
Zahlungsmittel		25.067,95		25.000,00
			25.093,95	25.000,00
			273.554.993,95	25.000,00
PASSIVA				
Eigenkapital				
Gezeichnetes Kapital		25.000,00		25.000,00
Kapitalrücklage	(3)	201.500.000,00		0,00
Bilanzgewinn		69,95		0,00
			201.525.069,95	25.000,00
Rückstellungen				
Übrige Rückstellungen		24,00		0,00
			24,00	0,00
Verbindlichkeiten				
Übrige Verbindlichkeiten	(4)	72.029.900,00		0,00
			72.029.900,00	0,00
			273.554.993,95	25.000,00

Gewinn- und Verlustrechnung für das Geschäftsjahr 2003

in Euro

	Anhang	2003
Allgemeine Verwaltungskosten	(5)	-47,47
Zinsergebnis		168,85
Ergebnis der gewöhnlichen Geschäftstätigkeit		121,38
Steuern vom Einkommen und Ertrag		-51,43
Jahresüberschuss/Bilanzgewinn		69,95

Grundlagen und Methoden

Der Jahresabschluss der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München, wird nach handelsrechtlichen Rechnungslegungsvorschriften aufgestellt. Die in der Bilanz und in der Gewinn- und Verlustrechnung, die nach dem Umsatzkostenverfahren erstellt wird, zusammengefassten Posten sind im Anhang gesondert aufgeführt und erläutert.

Bilanzierung und Bewertung

Die MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München, ist eine kleine Kapitalgesellschaft gemäß § 267 Abs. 1 HGB. Die gesetzlichen Erleichterungen für kleine Kapitalgesellschaften bei der Aufstellung des Abschlusses (§§ 274a, 276 und 288 HGB) wurden in Anspruch genommen.

Die Bewertung der Anteile an verbundenen Unternehmen erfolgt zu Anschaffungskosten.

Die Sonstigen Vermögensgegenstände und Zahlungsmittel sind mit dem Nennbetrag angesetzt.

Die Sonstigen Rückstellungen sind nach den Grundsätzen vernünftiger kaufmännischer Beurteilung ermittelt.

Die Verbindlichkeiten sind mit ihren Rückzahlungsbeträgen angesetzt.

Erläuterungen zur Bilanz der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München

(1) **Finanzanlagen**

Die Finanzanlagen betreffen die MTU Aero Engines Zweite Holding GmbH (vormals: Blade Erste Participation GmbH). Das Eigenkapital dieser Gesellschaft beträgt 273.524.609,12 Euro. Im Geschäftsjahr weist die Gesellschaft einen Verlust von 390,88 Euro aus.

(2) **Sonstige Vermögensgegenstände**

	31.12.2003	Euro
Sonstige Vermögensgegenstände		26,00
- Restlaufzeit bis 1 Jahr		

(3) **Kapitalrücklage**

Die Kapitalrücklage gem. § 272 Abs. 4 HGB betrifft die im Berichtsjahr geleistete Kapitaleinzahlung der Blade Lux Holding Two S.a.r.L..

(4) **Übrige Verbindlichkeiten**

		31.12.2003 TEuro
Verbindlichkeiten gegenüber		
verbundenen Unternehmen		72.029.900,00
- davon Restlaufzeit bis 1 Jahr	29.900,00	
mehr als 5 Jahre	72.000.000,00	

Anlagevermögen der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München

in Euro

	Anschaffungskosten			Buchwerte
	15.07.2003	Zugänge	31.12.2003	31.12.2003
Finanzanlagen				
Anteile an verbundenen Unternehmen	0,00	273.529.900,00	273.529.900,00	273.529.900,00
	0,00	273.529.900,00	273.529.900,00	273.529.900,00

Erläuterungen zur Gewinn - und Verlustrechnung der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München

(5) **Allgemeine Verwaltungskosten**

Die Allgemeine Verwaltungskosten betreffen Bankspesen.

(5) **Ergebnisverwendung**

Die Geschäftsführung schlägt vor, den Bilanzgewinn auf das neue Jahr vorzutragen.

Organe

Geschäftsführung: Johannes Huth, London

München, den 16. April 2004

Die Geschäftsführung

Johannes Huth

Bestätigungsvermerk des Abschlussprüfers

Wir haben den Jahresabschluss unter Einbeziehung der Buchführung der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München, für das Rumpfgeschäftsjahr vom 15. Juli bis 31. Dezember 2003 geprüft. Die Buchführung und die Aufstellung des Jahresabschlusses nach den deutschen handelsrechtlichen Vorschriften liegen in der Verantwortung der gesetzlichen Vertreter der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung abzugeben.

Wir haben unsere Jahresabschlussprüfung entsprechend § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung und Jahresabschluss überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München.

München, den 23. Juli 2004

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(Müller)
Wirtschaftsprüfer

(Dr. Reitmayr)
Wirtschaftsprüfer

Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft
WIRTSCHAFTS-PRÜFUNGS-GESELLSCHAFT
SIEGEL
München

WIRTSCHAFTLICHE UND RECHTLICHE GRUNDLAGEN

2.1 Grundlagen

Die Gesellschaft wurde mit notariell beurkundetem Gesellschaftsvertrag (UR-Nr. 225/2003, Notar Dr. Klaus Sommerlad, Frankfurt am Main) vom 15. Juli 2003 errichtet und am 14. August 2003 unter der Firma Deukalion Neunzehnte Vermögensverwaltungs-GmbH, mit Sitz in Frankfurt am Main, im Handelsregister des Amtsgerichts Frankfurt am Main unter HR B 57350 eingetragen.

Gegenstand des Unternehmens war die Verwaltung des eigenen Vermögens.

Das Geschäftsjahr entspricht dem Kalenderjahr.

Mit notariell beglaubigtem Gesellschafterbeschluss vom 5. November 2003 (UR-Nr. 362/2003, Notar Dr. Klaus Sommerlad, Frankfurt am Main) wurde der Gesellschaftsvertrag geändert. Die Firma der Gesellschaft wurde geändert in Blade Erste Holding GmbH. Des Weiteren wurde der Gegenstand des Unternehmens wie folgt neu gefasst:

Gegenstand des Unternehmens ist der Erwerb, das Halten, das Verwalten und die Veräußerung von Beteiligungen an anderen Unternehmen, insbesondere einer Beteiligung an der Blade Erste Participation GmbH (vormals: Galatea Dreizehnte Vermögensverwaltungs-GmbH) mit dem Sitz in München (vormals: Frankfurt am Main).

Mit notariell beglaubigtem Gesellschafterbeschluss vom 3. Dezember 2003 (UR-Nr. 474/2003, Notar Dr. Klaus Sommerlad, Frankfurt am Main) wurde der Sitz der Gesellschaft nach München verlegt.

Mit Gesellschafterbeschluss vom 10. März 2004 wurde der Gesellschaftsvertrag geändert. Die Firma der Gesellschaft wurde geändert in MTU Aero Engines Erste Holding GmbH, München. Die Gesellschaft ist im Handelsregister des Amtsgerichts München unter HR B 151251 eingetragen.

Das voll einbezahlte Stammkapital beträgt EUR 25.000,00. Alleinige Gesellschafterin ist die Blade Lux Holding Two S.a.r.l., Luxembourg.

2.2 Organe und Beschlüsse

Die Gesellschaft hat einen oder mehrere Geschäftsführer.

Ein Geschäftsführer vertritt die Gesellschaft alleine, solange er einziger Geschäftsführer ist. Hat die Gesellschaft mehr als einen Geschäftsführer, wird sie entweder durch zwei Geschäftsführer gemeinsam oder durch einen Geschäftsführer zusammen mit einem Prokuristen vertreten.

Geschäftsführer der Gesellschaft waren bis zum 4. November 2003 Herr Norbert Pacho (Wiesbaden), vom 5. November bis zum 17. November 2003 Herr Dietrich Hauptmeier (London) und vom 18. November 2003 bis 22. April 2004 Herr Johannes Huth (London). Geschäftsführer seit dem 22. April 2004 ist Herr Reiner Winkler (Riemerling).

2.3 Unternehmensverbindungen

Die Gesellschaft ist Alleingesellschafterin bei der MTU Aero Engines Zweite Holding GmbH (vormals: Blade Erste Participation GmbH), München. Die Stammeinlage beträgt EUR 25.000,00.

2.4 Steuerliche Verhältnisse

Eine steuerliche Außenprüfung hat noch nicht stattgefunden.

Allgemeine Auftragsbedingungen

für

Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften

vom 1. Januar 2002

1. Geltungsbereich

(1) Die Auftragsbedingungen gelten für die Verträge zwischen Wirtschaftsprüfern oder Wirtschaftsprüfungsgesellschaften (im nachstehenden zusammenfassend „Wirtschaftsprüfer" genannt) und ihren Auftraggebern über Prüfungen, Beratungen und sonstige Aufträge, soweit nicht etwas anderes ausdrücklich schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist.

(2) Werden im Einzelfall ausnahmsweise vertragliche Beziehungen auch zwischen dem Wirtschaftsprüfer und anderen Personen als dem Auftraggeber begründet, so gelten auch gegenüber solchen Dritten die Bestimmungen der nachstehenden Nr. 9.

2. Umfang und Ausführung des Auftrages

(1) Gegenstand des Auftrages ist die vereinbarte Leistung, nicht ein bestimmter wirtschaftlicher Erfolg. Der Auftrag wird nach den Grundsätzen ordnungsmäßiger Berufsausübung ausgeführt. Der Wirtschaftsprüfer ist berechtigt, sich zur Durchführung des Auftrages sachverständiger Personen zu bedienen.

(2) Die Berücksichtigung ausländischen Rechts bedarf – außer bei betriebswirtschaftlichen Prüfungen – der ausdrücklichen schriftlichen Vereinbarung.

(3) Der Auftrag erstreckt sich, soweit er nicht darauf gerichtet ist, nicht auf die Prüfung der Frage, ob die Vorschriften des Steuerrechts oder Sondervorschriften, wie z. B. die Vorschriften des Preis-, Wettbewerbsbeschränkungs- und Bewirtschaftungsrechts beachtet sind; das gleiche gilt für die Feststellung, ob Subventionen, Zulagen oder sonstige Vergünstigungen in Anspruch genommen werden können. Die Ausführung eines Auftrages umfaßt nur dann Prüfungshandlungen, die gezielt auf die Aufdeckung von Buchfälschungen und sonstigen Unregelmäßigkeiten gerichtet sind, wenn sich bei der Durchführung von Prüfungen dazu ein Anlaß ergibt oder dies ausdrücklich schriftlich vereinbart ist.

(4) Ändert sich die Rechtslage nach Abgabe der abschließenden beruflichen Äußerung, so ist der Wirtschaftsprüfer nicht verpflichtet, den Auftraggeber auf Änderungen oder sich daraus ergebende Folgerungen hinzuweisen.

3. Aufklärungspflicht des Auftraggebers

(1) Der Auftraggeber hat dafür zu sorgen, daß dem Wirtschaftsprüfer auch ohne dessen besondere Aufforderung alle für die Ausführung des Auftrages notwendigen Unterlagen rechtzeitig vorgelegt werden und ihm von allen Vorgängen und Umständen Kenntnis gegeben wird, die für die Ausführung des Auftrages von Bedeutung sein können. Dies gilt auch für die Unterlagen, Vorgänge und Umstände, die erst während der Tätigkeit des Wirtschaftsprüfers bekannt werden.

(2) Auf Verlangen des Wirtschaftsprüfers hat der Auftraggeber die Vollständigkeit der vorgelegten Unterlagen und der gegebenen Auskünfte und Erklärungen in einer vom Wirtschaftsprüfer formulierten schriftlichen Erklärung zu bestätigen.

4. Sicherung der Unabhängigkeit

Der Auftraggeber steht dafür ein, daß alles unterlassen wird, was die Unabhängigkeit der Mitarbeiter des Wirtschaftsprüfers gefährden könnte. Dies gilt insbesondere für Angebote auf Anstellung und für Angebote, Aufträge auf eigene Rechnung zu übernehmen.

5. Berichterstattung und mündliche Auskünfte

Hat der Wirtschaftsprüfer die Ergebnisse seiner Tätigkeit schriftlich darzustellen, so ist nur die schriftliche Darstellung maßgebend. Bei Prüfungsaufträgen wird der Bericht, soweit nichts anderes vereinbart ist, schriftlich erstattet. Mündliche Erklärungen und Auskünfte von Mitarbeitern des Wirtschaftsprüfers außerhalb des erteilten Auftrages sind stets unverbindlich.

6. Schutz des geistigen Eigentums des Wirtschaftsprüfers

Der Auftraggeber steht dafür ein, daß die im Rahmen des Auftrages vom Wirtschaftsprüfer gefertigten Gutachten, Organisationspläne, Entwürfe, Zeichnungen, Aufstellungen und Berechnungen, insbesondere Massen- und Kostenberechnungen, nur für seine eigenen Zwecke verwendet werden.

7. Weitergabe einer beruflichen Äußerung des Wirtschaftsprüfers

(1) Die Weitergabe beruflicher Äußerungen des Wirtschaftsprüfers (Berichte, Gutachten und dgl.) an einen Dritten bedarf der schriftlichen Zustimmung des Wirtschaftsprüfers, soweit sich nicht bereits aus dem Auftragsinhalt die Einwilligung zur Weitergabe an einen bestimmten Dritten ergibt.

Gegenüber einem Dritten haftet der Wirtschaftsprüfer (im Rahmen von Nr. 9) nur, wenn die Voraussetzungen des Satzes 1 gegeben sind.

(2) Die Verwendung beruflicher Äußerungen des Wirtschaftsprüfers zu Werbezwecken ist unzulässig; ein Verstoß berechtigt den Wirtschaftsprüfer zur fristlosen Kündigung aller noch nicht durchgeführten Aufträge des Auftraggebers.

8. Mängelbeseitigung

(1) Bei etwaigen Mängeln hat der Auftraggeber Anspruch auf Nacherfüllung durch den Wirtschaftsprüfer. Nur bei Fehlschlagen der Nacherfüllung kann er auch Herabsetzung der Vergütung oder Rückgängigmachung des Vertrages verlangen; ist der Auftrag von einem Kaufmann im Rahmen seines Handelsgewerbes, einer juristischen Person des öffentlichen Rechts oder von einem öffentlich-rechtlichen Sondervermögen erteilt worden, so kann der Auftraggeber die Rückgängigmachung des Vertrages nur verlangen, wenn die erbrachte Leistung wegen Fehlschlagens der Nacherfüllung für ihn ohne Interesse ist. Soweit darüber hinaus Schadensersatzansprüche bestehen, gilt Nr. 9.

(2) Der Anspruch auf Beseitigung von Mängeln muß vom Auftraggeber unverzüglich schriftlich geltend gemacht werden. Ansprüche nach Abs. 1, die nicht auf einer vorsätzlichen Handlung beruhen, verjähren nach Ablauf eines Jahres ab dem gesetzlichen Verjährungsbeginn.

(3) Offenbare Unrichtigkeiten, wie z. B. Schreibfehler, Rechenfehler und formelle Mängel, die in einer beruflichen Äußerung (Bericht, Gutachten und dgl.) des Wirtschaftsprüfers enthalten sind, können jederzeit vom Wirtschaftsprüfer auch Dritten gegenüber berichtigt werden. Unrichtigkeiten, die geeignet sind, in der beruflichen Äußerung des Wirtschaftsprüfers enthaltene Ergebnisse in Frage zu stellen, berechtigen diesen, die Äußerung auch Dritten gegenüber zurückzunehmen. In den vorgenannten Fällen ist der Auftraggeber vom Wirtschaftsprüfer tunlichst vorher zu hören.

9. Haftung

(1) Für gesetzlich vorgeschriebene Prüfungen gilt die Haftungsbeschränkung des § 323 Abs. 2 HGB.

(2) Haftung bei Fahrlässigkeit; Einzelner Schadensfall

Falls weder Abs. 1 eingreift noch eine Regelung im Einzelfall besteht, ist die Haftung des Wirtschaftsprüfers für Schadensersatzansprüche jeder Art, mit Ausnahme von Schäden aus der Verletzung von Leben, Körper und Gesundheit, bei einem fahrlässig verursachten einzelnen Schadensfall gem. § 54a Abs. 1 Nr. 2 WPO auf 4 Mio. € beschränkt; dies gilt auch dann, wenn eine Haftung gegenüber einer anderen Person als dem Auftraggeber begründet sein sollte. Ein einzelner Schadensfall ist auch bezüglich eines aus mehreren Pflichtverletzungen stammenden einheitlichen Schadens gegeben. Der einzelne Schadensfall umfaßt sämtliche Folgen einer Pflichtverletzung ohne Rücksicht darauf, ob Schäden in einem oder in mehreren aufeinanderfolgenden Jahren entstanden sind. Dabei gilt mehrfaches auf gleicher oder gleichartiger Fehlerquelle beruhendes Tun oder Unterlassen als einheitliche Pflichtverletzung, wenn die betreffenden Angelegenheiten miteinander in rechtlichem oder wirtschaftlichem Zusammenhang stehen. In diesem Fall kann der Wirtschaftsprüfer nur bis zur Höhe von 5 Mio. € in Anspruch genommen werden. Die Begrenzung auf das Fünffache der Mindestversicherungssumme gilt nicht bei gesetzlich vorgeschriebenen Pflichtprüfungen.

(3) Ausschlußfristen

Ein Schadensersatzanspruch kann nur innerhalb einer Ausschlußfrist von einem Jahr geltend gemacht werden, nachdem der Anspruchsberechtigte von dem Schaden und von dem anspruchsbegründenden Ereignis Kenntnis erlangt hat, spätestens aber innerhalb von 5 Jahren nach dem anspruchsbegründenden Ereignis. Der Anspruch erlischt, wenn nicht innerhalb einer Frist von sechs Monaten seit der schriftlichen Ablehnung der Ersatzleistung Klage erhoben wird und der Auftraggeber auf diese Folge hingewiesen wurde. Das Recht, die Einrede der Verjährung geltend zu machen, bleibt unberührt. Die Sätze 1 bis 3 gelten auch bei gesetzlich vorgeschriebenen Prüfungen mit gesetzlicher Haftungsbeschränkung.

10. Ergänzende Bestimmungen für Prüfungsaufträge

(1) Eine nachträgliche Änderung oder Kürzung des durch den Wirtschaftsprüfer geprüften und mit einem Bestätigungsvermerk versehenen Abschlusses oder Lageberichts bedarf, auch wenn eine Veröffentlichung nicht stattfindet, der schriftlichen Einwilligung des Wirtschaftsprüfers. Hat der Wirtschaftsprüfer einen Bestätigungsvermerk nicht erteilt, so ist ein Hinweis auf die durch den Wirtschaftsprüfer durchgeführte Prüfung im Lagebericht oder an anderer für die Öffentlichkeit bestimmter Stelle nur mit schriftlicher Einwilligung des Wirtschaftsprüfers und mit dem von ihm genehmigten Wortlaut zulässig.

(2) Widerruft der Wirtschaftsprüfer den Bestätigungsvermerk, so darf der Bestätigungsvermerk nicht weiterverwendet werden. Hat der Auftraggeber den Bestätigungsvermerk bereits verwendet, so hat er auf Verlangen des Wirtschaftsprüfers den Widerruf bekanntzugeben.

(3) Der Auftraggeber hat Anspruch auf fünf Berichtsausfertigungen. Weitere Ausfertigungen werden besonders in Rechnung gestellt.

11. Ergänzende Bestimmungen für Hilfeleistung in Steuersachen

(1) Der Wirtschaftsprüfer ist berechtigt, sowohl bei der Beratung in steuerlichen Einzelfragen als auch im Falle der Dauerberatung die vom Auftraggeber genannten Tatsachen, insbesondere Zahlenangaben, als richtig und vollständig zugrunde zu legen; dies gilt auch für Buchführungsaufträge. Er hat jedoch den Auftraggeber auf von ihm festgestellte Unrichtigkeiten hinzuweisen.

(2) Der Steuerberatungsauftrag umfaßt nicht die zur Wahrung von Fristen erforderlichen Handlungen, es sei denn, daß der Wirtschaftsprüfer hierzu ausdrücklich den Auftrag übernommen hat. In diesem Falle hat der Auftraggeber dem Wirtschaftsprüfer alle für die Wahrung von Fristen wesentlichen Unterlagen, insbesondere Steuerbescheide, so rechtzeitig vorzulegen, daß dem Wirtschaftsprüfer eine angemessene Bearbeitungszeit zur Verfügung steht.

(3) Mangels einer anderweitigen schriftlichen Vereinbarung umfaßt die laufende Steuerberatung folgende, in die Vertragsdauer fallenden Tätigkeiten:

a) Ausarbeitung der Jahressteuererklärungen für die Einkommensteuer, Körperschaftsteuer und Gewerbesteuer sowie der Vermögensteuererklärungen, und zwar auf Grund der vom Auftraggeber vorzulegenden Jahresabschlüsse und sonstiger, für die Besteuerung erforderlicher Aufstellungen und Nachweise

b) Nachprüfung von Steuerbescheiden zu den unter a) genannten Steuern

c) Verhandlungen mit den Finanzbehörden im Zusammenhang mit den unter a) und b) genannten Erklärungen und Bescheiden

d) Mitwirkung bei Betriebsprüfungen und Auswertung der Ergebnisse von Betriebsprüfungen hinsichtlich der unter a) genannten Steuern

e) Mitwirkung in Einspruchs- und Beschwerdeverfahren hinsichtlich der unter a) genannten Steuern.

Der Wirtschaftsprüfer berücksichtigt bei den vorgenannten Aufgaben die wesentliche veröffentlichte Rechtsprechung und Verwaltungsauffassung.

(4) Erhält der Wirtschaftsprüfer für die laufende Steuerberatung ein Pauschalhonorar, so sind mangels anderweitiger schriftlicher Vereinbarungen die unter Abs. 3 d) und e) genannten Tätigkeiten gesondert zu honorieren.

(5) Die Bearbeitung besonderer Einzelfragen der Einkommensteuer, Körperschaftsteuer, Gewerbesteuer, Einheitsbewertung und Vermögensteuer sowie aller Fragen der Umsatzsteuer, Lohnsteuer, sonstigen Steuern und Abgaben erfolgt auf Grund eines besonderen Auftrages. Dies gilt auch für

a) die Bearbeitung einmalig anfallender Steuerangelegenheiten, z. B. auf dem Gebiet der Erbschaftsteuer, Kapitalverkehrsteuer, Grunderwerbsteuer,

b) die Mitwirkung und Vertretung in Verfahren vor den Gerichten der Finanz- und der Verwaltungsgerichtsbarkeit sowie in Steuerstrafsachen und

c) die beratende und gutachtliche Tätigkeit im Zusammenhang mit Umwandlung, Verschmelzung, Kapitalerhöhung und -herabsetzung, Sanierung, Eintritt und Ausscheiden eines Gesellschafters, Betriebsveräußerung, Liquidation und dergleichen.

(6) Soweit auch die Ausarbeitung der Umsatzsteuerjahreserklärung als zusätzliche Tätigkeit übernommen wird, gehört dazu nicht die Überprüfung etwaiger besonderer buchmäßiger Voraussetzungen sowie die Frage, ob alle in Betracht kommenden umsatzsteuerrechtlichen Vergünstigungen wahrgenommen worden sind. Eine Gewähr für die vollständige Erfassung der Unterlagen zur Geltendmachung des Vorsteuerabzuges wird nicht übernommen.

12. Schweigepflicht gegenüber Dritten, Datenschutz

(1) Der Wirtschaftsprüfer ist nach Maßgabe der Gesetze verpflichtet, über alle Tatsachen, die ihm im Zusammenhang mit seiner Tätigkeit für den Auftraggeber bekannt werden, Stillschweigen zu bewahren, gleichviel, ob es sich dabei um den Auftraggeber selbst oder dessen Geschäftsverbindungen handelt, es sei denn, daß der Auftraggeber ihn von dieser Schweigepflicht entbindet.

(2) Der Wirtschaftsprüfer darf Berichte, Gutachten und sonstige schriftliche Äußerungen über die Ergebnisse seiner Tätigkeit Dritten nur mit Einwilligung des Auftraggebers aushändigen.

(3) Der Wirtschaftsprüfer ist befugt, ihm anvertraute personenbezogene Daten im Rahmen der Zweckbestimmung des Auftraggebers zu verarbeiten oder durch Dritte verarbeiten zu lassen.

13. Annahmeverzug und unterlassene Mitwirkung des Auftraggebers

Kommt der Auftraggeber mit der Annahme der vom Wirtschaftsprüfer angebotenen Leistung in Verzug oder unterläßt der Auftraggeber eine ihm nach Nr. 3 oder sonstwie obliegende Mitwirkung, so ist der Wirtschaftsprüfer zur fristlosen Kündigung des Vertrages berechtigt. Unberührt bleibt der Anspruch des Wirtschaftsprüfers auf Ersatz der ihm durch den Verzug oder die unterlassene Mitwirkung des Auftraggebers entstandenen Mehraufwendungen sowie des verursachten Schadens, und zwar auch dann, wenn der Wirtschaftsprüfer von dem Kündigungsrecht keinen Gebrauch macht.

14. Vergütung

(1) Der Wirtschaftsprüfer hat neben seiner Gebühren- oder Honorarforderung Anspruch auf Erstattung seiner Auslagen; die Umsatzsteuer wird zusätzlich berechnet. Er kann angemessene Vorschüsse auf Vergütung und Auslagenersatz verlangen und die Auslieferung seiner Leistung von der vollen Befriedigung seiner Ansprüche abhängig machen. Mehrere Auftraggeber haften als Gesamtschuldner.

(2) Eine Aufrechnung gegen Forderungen des Wirtschaftsprüfers auf Vergütung und Auslagenersatz ist nur mit unbestrittenen oder rechtskräftig festgestellten Forderungen zulässig.

15. Aufbewahrung und Herausgabe von Unterlagen

(1) Der Wirtschaftsprüfer bewahrt die im Zusammenhang mit der Erledigung eines Auftrages ihm übergebenen und von ihm selbst angefertigten Unterlagen sowie den über den Auftrag geführten Schriftwechsel sieben Jahre auf.

(2) Nach Befriedigung seiner Ansprüche aus dem Auftrag hat der Wirtschaftsprüfer auf Verlangen des Auftraggebers alle Unterlagen herauszugeben, die er aus Anlaß seiner Tätigkeit für den Auftrag von diesem oder für diesen erhalten hat. Dies gilt jedoch nicht für den Schriftwechsel zwischen dem Wirtschaftsprüfer und seinem Auftraggeber und für die Schriftstücke, die dieser bereits in Urschrift oder Abschrift besitzt. Der Wirtschaftsprüfer kann von Unterlagen, die er an den Auftraggeber zurückgibt, Abschriften oder Fotokopien anfertigen und zurückbehalten.

16. Anzuwendendes Recht

Für den Auftrag, seine Durchführung und die sich hieraus ergebenden Ansprüche gilt nur deutsches Recht.

46

KPMG

RECEIVED

Prüfungsbericht

Jahresabschluss zum 31. Dezember 2003 und Lagebericht

MTU Aero Engines GmbH München

[redacted]

KPMG

0043

Prüfungsbericht

Jahresabschluss zum 31. Dezember 2003 und Lagebericht

MTU Aero Engines GmbH München

Inhaltsverzeichnis

Anlagen

KPMG

Abkürzungsverzeichnis

1. Firmen und Behörden

APA	Aero Propulsion Alliance GmbH, München
ASSB	Airfol Services Sdn. Bhd., Shah Alam/Malaysia
ATENA	ATENA Gesellschaft für Engineering Services mbH, München
CSC	Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde
CCC	Ceramic Coating Center S.A.S., Paris/Frankreich
Dasa	DaimlerChrysler Aerospace AG, Ottobrunn
DCAG	DaimlerChrysler AG, Stuttgart
DC Diesel	DaimlerChrysler Dieselantriebe GbR, Friedrichshafen
DCLRH	DaimlerChrysler Luft- und Raumfahrt Holding AG, München
DCLRH-Bet	DCLRH Beteiligungs-und Verwaltungs GmbH, Ottobrunn
DCR	DCR DaimlerChrysler "Retura" Beteiligungsgesellschaft mit beschränkter Haftung, Stuttgart
EPI	Europrop International GmbH, München
EUROJET	EUROJET Turbo GmbH, Taufkirchen
Fiat	Fiat Aviazione S.p.A., Turin/Italien
GE	General Electric Co., Cincinnati, Ohio/USA
GRTS	Groupement Turbomeca-SNECMA, Paris/Frankreich
IAI	Israel Aircraft Industries Ltd., Tel Aviv/Israel
IAE	IAE International Aero Engines AG, Zürich/Schweiz
ITP	Industria de Turbo Propulsores, Madrid/Spanien
JAEC	Japanese Aero Engine Corporation, Japan

MTR	MTU Turbomeca Rolls-Royce GmbH, Hallbergmoos
MTU-AENA	MTU Aero Engines North America Inc., Hartford/USA
MTU-BB	MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde
MTU-C	MTU Maintenance Canada Ltd., Richmond/Kanada
MTU do Brasil	MTU Maintenance do Brasil Ltda., Sao Carlos/Brasilien
MTU-H	MTU Maintenance Hannover GmbH, Langenhagen
MTU-M	MTU Aero Engines GmbH, München
MTU Zhuhai	MTU Maintenance Zhuhai Company Ltd., Zhuhai/China
MTU-M-UK	MTU München Unterstützungskasse GmbH, München
MTU-VWD	MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, München
PWA	Pratt & Whitney Aircraft, East Hartford, Connecticut/ USA
P & WC	Pratt & Whitney Canada, Quebec/Kanada
RR	Rolls-Royce plc, London/Großbritannien
RSZ	RSZ Beteiligungs- und Verwaltungs GmbH, München
SNECMA	Société Nationale d'Etude et de Construction de Moteurs d'Aviation S.A., Paris/Frankreich
TU	Turbo-Union Ltd., Bristol/Großbritannien
Volvo	Volvo Aero Corporation, Trollhättan/Schweden

2. Produktionstechnische Begriffe

CF6	Triebwerke (CF 6-6, CF 6-50, CF 6-80A, CF 6-80C/E), die in Zusammenarbeit mit den Firmen GE und SNECMA gefertigt werden, für die Verkehrsflugzeuge Airbus A 300, A 310 sowie A 330, Boeing 747 und 767 sowie McDonnell Douglas MD 11
EJ200	Strahltriebwerk EJ 200 für das Flugzeug European Fighter 2000 (EF 2000) im Auftrag der EUROJET in Zusammenarbeit mit RR, Fiat und ITP
GP7000	Triebwerk, das in Zusammenarbeit mit den Firmen GE und PWA für das Verkehrsflugzeug Airbus A 380 entwickelt und gefertigt wird
J79	Triebwerke der General Electric Co., USA, für das Flugzeug RF 4E (Phantom) in der Version J 79-17
JT8D	Triebwerk JT 8D-200 der Firma PWA für Flugzeuge MD 80, MD 82 und MD 83 sowie für Boeing B707 und B727
Larzac	Triebwerk für Trainingsflugzeug Alpha-Jet der französischen und deutschen Luftwaffe in Zusammenarbeit mit SNECMA, Turbomeca und Rolls-Royce GmbH
LM2500/5000/6000	Gasturbinen für stationäre Anwendungen sowie für Schiffsantriebe in Zusammenarbeit mit GE
LV100	Gasturbine LV100-5 für ein Reengining des US-Army-Panzers Abrams M1, die in Zusammenarbeit mit GE und Honeywell entwickelt wurde.
MTR390	Triebwerk im Auftrag der MTR in Zusammenarbeit mit den Firmen Turbomeca und RR für die deutsch-französischen Panzerabwehrhubschrauber PAH 2, HAC, HAP sowie UHU (Unterstützungshubschrauber)
PW2037	Triebwerk für Verkehrsflugzeuge (Iljushin Il-96, Boing 757) und militärische Transportflugzeuge (McDonnell Douglas C17), das in Zusammenarbeit mit den Firmen PWA, Fiat und Volvo entwickelt und gefertigt wird

PW300	Triebwerk für Geschäftsreiseflugzeuge (z.B. Lear Jet 60, IAI-Galaxy, DO328Jet), das in den Versionen PW 305, PW 306 und PW 307 zusammen mit P & WC entwickelt und gefertigt wird
PW500	Triebwerk für Geschäftsreiseflugzeuge u.a. der Hersteller Cessna und Learjet, das in den Versionen PW 530 und PW 545 zusammen mit P & WC entwickelt und gefertigt wird
PW4000	Triebwerke PW 4084/4090/4098 für das Flugzeug Boeing 777, das in Zusammenarbeit mit PWA entwickelt und gefertigt wird
PW6000	Triebwerk für das Verkehrsflugzeug A 318, das in Zusammenarbeit mit PWA entwickelt und gefertigt wird
RB199	Triebwerk im Auftrag der TU in Zusammenarbeit mit den Firmen RR und Fiat für das Flugzeug Tornado
Tornado	Trinationales Kampfflugzeug mit dem Triebwerk RB 199
TP400	Triebwerk für den Transall-Nachfolger A400M, das von einem Konsortium bestehend aus RR, SNECMA, MTU und ITP angeboten wird
Tyne	Triebwerke der Firma RR, in den Versionen MK 21 und MK 22 für die Flugzeuge Transall und Breguet Atlantic
V2500	Triebwerke V 2500-A1 und V 2500-A5 für die Verkehrsflugzeuge Airbus A 319, A 320 und A 321 sowie V 2500-D5 für das Verkehrsflugzeug McDonnell Douglas MD 90, die in Zusammenarbeit mit PWA, RR und JAEC entwickelt und gefertigt werden.

A. Prüfungsauftrag

In der ordentlichen Gesellschafterversammlung am 10. März 2003 der

MTU Aero Engines GmbH,
München,

--im Folgenden auch kurz "MTU-M" oder "Gesellschaft" genannt--

sind wir zum Abschlussprüfer für das Geschäftsjahr 2003 gewählt worden. Der Aufsichtsrat hat uns demzufolge den Auftrag erteilt, den Jahresabschluss zum 31. Dezember 2003 unter Einbeziehung der Buchführung und den Lagebericht sowie das Risikofrüherkennungssystem zu prüfen.

Gemäß § 318 HGB sind wir auch beauftragt worden, den von der Gesellschaft zum 31. Dezember 2003 aufzustellenden Konzernabschluss zu prüfen. Unser Bericht über diese Prüfung datiert vom 28. Januar 2004.

Dieser Prüfungsbericht wurde nach den Grundsätzen des IDW Prüfungsstandards 450 erstellt.

Dem Auftrag liegen die als Anlage 9 beigefügten Allgemeinen Auftragsbedingungen für Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften in der Fassung vom 1. Januar 2002 zugrunde. Die Höhe unserer Haftung bestimmt sich nach § 323 Abs. 2 HGB. Im Verhältnis zu Dritten sind Nr. 1 Abs. 2 und Nr. 9 der Allgemeinen Auftragsbedingungen maßgebend.

B. Grundsätzliche Feststellungen

Stellungnahme zur Lagebeurteilung durch die gesetzlichen Vertreter

1. Wirtschaftliche Lage und Geschäftsverlauf

Der Lagebericht der gesetzlichen Vertreter enthält unseres Erachtens folgende Kernaussagen zur wirtschaftlichen Lage und zum Geschäftsverlauf:

a) Jahresergebnis durch sachverhaltsgestaltende Maßnahmen im Zusammenhang mit dem Gesellschafterwechsel deutlich positiv beeinflusst

b) Verbesserte Auftragslage aufgrund von höheren Auftragseingängen insbesondere bei Behördenprogrammen

zu a)

Die erneuten Belastungen der internationalen Luftfahrt durch die SARS-Krise, den Irak-Krieg sowie die Nachwirkungen der Terroranschläge vom 11. September 2001 haben bei der MTU-M im Geschäftsjahr 2003 zu einer weiter abgeschwächten Nachfrage im zivilen Serien- und Instandsetzungsgeschäft geführt. Die daraus resultierende negative Umsatzentwicklung wurde durch die schwache US-$-Entwicklung noch verstärkt.

Das Ergebnis der gewöhnlichen Geschäftstätigkeit hat sich deshalb gegenüber der Vorperiode um TEUR 119.296 (= 42,7 %) verringert. Diese Entwicklung beruht neben dem erwähnten Umsatzrückgang überwiegend darauf, dass im Vorjahr aufgrund des rückläufigen US-$-Wechselkurses die bestehenden Vorsorgen für Kurssicherungen nahezu vollständig ergebnisverbessernd aufgelöst werden konnten, während daraus im Berichtsjahr nur noch geringe Beträge wirkten. Zudem sind im Berichtsjahr Belastungen für Personalrestrukturierungsmaßnahmen sowie höhere Entwicklungsaufwendungen für die Zukunftsprogramme GP7000 und PW6000 angefallen.

Bei den Vorsorgen für Risiken im Auftragsbestand waren analog zum Vorjahr Ergebnisentlastungen zu verzeichnen, nachdem diese kursbedingt weiter zurückgegangen sind.

Im Zusammenhang mit dem Verkauf der MTU-Anteile an Kohlberg, Kravis Roberts & Co zum 31. Dezember 2003 und dem daraus folgenden Ausscheiden aus dem DCAG-Konzern hat die Gesellschaft durch sachverhaltsgestaltende Maßnahmen per Saldo stille Reserven im Sach- und Finanzanlagevermögen in Höhe von TEUR 487.853 aufgedeckt, die als außergewöhnliches Ergebnis ausgewiesen werden. Darüber hinaus wirkten hier im Rahmen der Sanierung der MTU-C Belastungen in Höhe von TEUR 65.805 aufgrund von notwendigen Abschreibungen beim Beteiligungsbuchwert sowie den Ausleihungen an diese Gesellschaft.

Der von der Gesellschaft für das Geschäftsjahr 2003 ausgewiesene Jahresüberschuss vor Ergebnisabführung von TEUR 535.124 (i.Vj. Jahresüberschuss vor Ergebnisabführung von TEUR 220.098) ist aufgrund des bestehenden Ergebnisabführungsvertrags an die DCLRH abgeführt worden.

zu b)

Der Auftragseingang ist im Berichtsjahr gegenüber dem vergleichbaren Vorjahreswert um 48,3 % gestiegen. Eine Zunahme war dabei insbesondere auf dem militärischen Sektor durch die im Berichtsjahr erfolgte Beauftragung der TP400 zu verzeichnen. Hierbei ist allerdings zu berücksichtigen, dass im Behördengeschäft mehrjährige Auftragsvergaben erfolgen und insofern Schwankungen im Auftragseingang zwangsläufig sind. Bei den zivilen Triebwerksprogrammen hat sich trotz des schwachen US-$ ebenfalls eine steigende Tendenz (+ 10,3 %) ergeben, was vor allem auf den Anstieg bei den Triebwerksprogrammen PW2000, PW6000 und GP7000 zurückzuführen ist.

Nachdem der Auftragseingang den Umsatz übertraf, hat sich der Auftragsbestand zum Bilanzstichtag um 45,1 % auf TEUR 2.860.026 erhöht.

2. Zukünftige Entwicklung und Risiken der künftigen Entwicklung

Der Lagebericht der gesetzlichen Vertreter enthält unseres Erachtens folgende Kernaussagen zur künftigen Entwicklung und zu den Risiken der künftigen Entwicklung der Gesellschaft:

a) Leichte Erholung des Zivilgeschäfts und stabile Umsatzentwicklung im Behördengeschäft

b) Risiken der künftigen Entwicklung im Zusammenhang mit Katastrophen, der Entwicklung der Wechselkurse sowie dem zyklischen Nachfrageverlauf im zivilen Seriengeschäft

zu a)

Im Zivilgeschäft sind die Auftragseingänge im Berichtsjahr wieder moderat gestiegen. Die SARS-Krise zu Jahresbeginn und die negativen Auswirkungen auf das internationale Luftverkehrsaufkommen haben allerdings die wirtschaftlichen Verhältnisse der Airlines erneut belastet. Aufgrund der prognostizierten positiven Entwicklung der Volkswirtschaften geht die MTU-M jedoch davon aus, dass damit der Nachfragetiefpunkt überschritten ist und sich kurz- bis mittelfristig sowohl die zyklisch verlaufende Nachfrage nach zivilen Triebwerken als auch das Ersatzteil- und Instandhaltungsgeschäft erholen wird. Diese positive Tendenz kann allerdings durch eine weitere Abschwächung des US-$ gefährdet werden.

Auf dem militärischen Sektor wird basierend auf dem vorhandenen Auftragsbestand ein stabiles Umsatzvolumen im Zusammenhang mit den Serienlieferungen der Triebwerke EJ200 und MTR390 erwartet; zudem gewährleistet die TP400-Beauftragung die Auslastung der kommenden Jahre.

Der vorhandene Auftragsbestand sichert kurz- bis mittelfristig eine Umsatzentwicklung auf leicht erhöhtem Niveau.

zu b)

Die bestehenden Wechselkursrisiken betreffen überwiegend die Kursentwicklung des US-$. Die Gesellschaft minimiert deshalb ihre Kursrisiken durch den Abschluss von Sicherungsgeschäften für die aus dem operativen Geschäft erwarteten Einzahlungsüberschüsse im Rahmen des konzerninternen Währungsmanagements. Die überwiegend auf der Grundlage eines starken US-$-Kurses geschlossenen Sicherungsgeschäfte reichen bis in das Jahr 2006 und es dürften deshalb keine materiell bedeutenden Kursrisiken entstehen.

Aufgrund des zyklischen Nachfrageverlaufs im zivilen Seriengeschäft als auch infolge von unvorhersehbaren, die internationale Luftfahrt beeinflussenden Ereignissen bestehen bei der Gesellschaft Umsatzrisiken durch mögliche Triebwerkstornierungen und Auftragseinbrüche. Bei der MTU wird diese Entwicklung infolge des zunehmenden Anteils noch länger laufender Triebwerksprogramme durch eine Verlagerung vom Serien- zum Bestandsmarkt mit hohem Ersatzteil- und Instandsetzungsbedarf stetig abgemildert. Die Geschäftsführung ist sich dieser Risiken bewusst und wirkt dem zyklischen Marktverlauf sowohl durch den breiten Schubklassenmix als auch durch den Ausbau des Instandsetzungsgeschäfts in allen Segmenten der stationären und fliegenden Turbinen entgegen.

Darüber hinaus könnte bei der Gesellschaft eine Bestandsgefährdung durch Feuer, Betriebsunterbrechung sowie aus der Luftfahrthaftpflicht entstehen. Zusätzlich zu den bestehenden Sicherheitsvorkehrungen sind derartige Risiken durch Versicherungen bzw. Haftungsfreistellungen abgesichert.

Die prospektiven Aussagen der Geschäftsführung im Lagebericht sind durch Planungsrechnungen unterlegt. Die uns vorgelegten Planungsrechnungen und die zugrunde gelegten Annahmen erscheinen plausibel.

Zusammenfassend ist festzustellen, dass der Lagebericht insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft vermittelt und die voraussichtliche Entwicklung sowie die Risiken der künftigen Entwicklung zutreffend darstellt.

Zu den gesellschaftsrechtlichen und wirtschaftlichen Grundlagen der Gesellschaft verweisen wir im Übrigen auf die Anlagen 6 und 7 zu diesem Bericht.

C. Durchführung der Prüfung

I. Gegenstand der Prüfung

Wir haben den Jahresabschluss unter Einbeziehung der Buchführung und den Lagebericht sowie das analog gemäß § 91 AktG eingerichtete Risikofrüherkennungssystem der MTU Aero Engines GmbH, München, für das zum 31. Dezember 2003 endende Geschäftsjahr geprüft. Die Buchführung, die Aufstellung von Jahresabschluss und Lagebericht nach den deutschen handelsrechtlichen Vorschriften sowie die uns erteilten Aufklärungen und Nachweise liegen in der Verantwortung der Geschäftsführung der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung unter Einbeziehung der Buchführung und der uns erteilten Aufklärungen und Nachweise ein Urteil über den Jahresabschluss und den Lagebericht abzugeben.

Die Prüfung der Einhaltung anderer gesetzlicher Vorschriften gehört nur insoweit zu den Aufgaben der Abschlussprüfung, als sich aus diesen anderen Vorschriften üblicherweise Rückwirkungen auf den Jahresabschluss oder Lagebericht ergeben.

II. Art und Umfang der Prüfungsdurchführung

Bei der Durchführung unserer Jahresabschlussprüfung haben wir die Vorschriften der §§ 316 ff. HGB und die vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung beachtet. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Im Rahmen der Prüfung werden Nachweise für die Angaben in Buchführung, Jahresabschluss und Lagebericht auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungs-, Bewertungs- und Gliederungsgrundsätze und der wesentlichen Einschätzung der Geschäftsführung sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unser Prüfungsurteil bildet.

Auf der Grundlage eines risiko- und systemorientierten Prüfungsansatzes haben wir zunächst eine Prüfungsstrategie erarbeitet. Diese basiert auf einer Einschätzung des Unternehmensumfeldes, Auskünften der Geschäftsführung über die wesentlichen Ziele, Strategien und Geschäftsrisiken, analytischen Prüfungshandlungen zur Einschätzung von Prüfungsrisiken und zur vorläufigen Beurteilung der Lage der Gesellschaft, einer vorläufigen Einschätzung des Risikos wesentlicher falscher Angaben im Jahresabschluss aufgrund von Unrichtigkeiten und Verstößen sowie einer grundsätzlichen Beurteilung des internen Kontrollsystems und Risikomanagements der Gesellschaft. Es wurden auch unsere Feststellungen aus der vorangegangenen Jahresabschlussprüfung der Gesellschaft berücksichtigt. Zur Festlegung von Prüfungsschwerpunkten sind daraufhin kritische Prüfungsziele

identifiziert und ein Prüfungsprogramm entwickelt worden. In diesem Prüfungsprogramm sind der Ansatz und die Schwerpunkte der Prüfung sowie die Art und der Umfang der Prüfungshandlungen festgelegt. Dabei wird auch die zeitliche Abfolge der Prüfung und der Mitarbeitereinsatz geplant.

Die in unserer Prüfungsstrategie identifizierten kritischen Prüfungsziele führten zu folgenden Schwerpunkten der Prüfung:

Prozess- und systemorientierte Prüfungshandlungen

- Beurteilung der internen Kontrollen der IT-Abteilung
- SAP R/3 Folgeprüfung

Aussagebezogene Prüfungshandlungen

- Nachweis und Bewertung der unfertigen Erzeugnisse im zivilen Triebwerksbereich
- Bestände sowie bilanzielle Risiken bei den militärischen Triebwerksentwicklungspogrammen (EJ200, MTR390, TP400)
- Werthaltigkeit der Liefer- und Leistungsforderungen
- Vollständigkeit und Bewertung der Rückstellungen, insbesondere derjenigen für drohende Verluste aus schwebenden Geschäften sowie für Nachtragskosten im Zusammenhang mit Fertigungs- und Reparaturaufträgen

Sonstige Prüfungshandlungen

- Plausibilität der prognostischen Angaben im Lagebericht

Die Prüfungshandlungen zur Erlangung von Prüfungsnachweisen umfassten System- und Funktionstests, analytische Prüfungshandlungen sowie Einzelfallprüfungen.

Bei der Prüfung des internen Kontrollsystems beurteilten wir, inwieweit die wesentlichen Geschäftsrisiken, die einen Einfluss auf unser Prüfungsrisiko haben, durch die Gestaltung der Betriebsabläufe und der Kontroll- und Überwachungsmaßnahmen vermindert wurden.

Die Erkenntnisse der Prüfung des internen Kontrollsystems wurden bei der Auswahl der analytischen Prüfungshandlungen und der Einzelfallprüfungen berücksichtigt.

Bei der Prüfung der versicherungsmathematischen Berechnung der Pensions-, Jubiläums- und Altersteilzeitverpflichtungen haben wir unser Urteil auf ein Gutachten von Gasser und Partner, Stuttgart, vom 4. Dezember 2003 gestützt. Wir haben uns von der Qualifikation des versicherungsmathematischen Sachverständigen überzeugt und die Bewertung der Pensions-, Jubiläums- und Altersteilzeitverpflichtungen durch Plausibilitätskontrollen geprüft. Nach unserer Auffassung ist die Vorgehensweise im Rahmen des Gutachtens in allen wesentlichen Schritten sachgerecht und schlüssig.

Bei der Prüfung der Ermittlung der Verkehrswerte für die konzernintern veräußerten Immobilien und Beteiligungen haben wir uns auf Urteile der AIOS Corporate Finance GmbH, Berlin, vom 9. Januar 2004 sowie der PwC Deutsche Revision AG, Stuttgart, vom 1. Oktober 2003 gestützt. Wir haben uns ebenfalls von der Qualifikation dieser Sachverständigen überzeugt und die Bewertung der Immobilien und Beteiligungen plausibilisiert. Nach unserer Auffassung ist die Vorgehensweise im Rahmen der beiden Bewertungsgutachten in allen wesentlichen Schritten sachgerecht und schlüssig.

Wir haben die Prüfung im Januar 2004 (bis zum 28. Januar 2004) durchgeführt; zur Vorbereitung unserer Abschlussprüfung haben wir im Dezember 2003 eine Vorprüfung vorgenommen.

Alle von uns erbetenen Aufklärungen und Nachweise sind erteilt worden. Die Geschäftsführung hat uns die Vollständigkeit der Buchführung, des Jahresabschlusses und des Lageberichts schriftlich bestätigt.

D. Feststellungen zur Rechnungslegung

I. Buchführung und weitere geprüfte Unterlagen

Die Bücher der Gesellschaft sind ordnungsmäßig geführt. Die Belegfunktion ist erfüllt. Die Buchführung und die weiteren geprüften Unterlagen entsprechen nach unseren Feststellungen den gesetzlichen Vorschriften.

II. Jahresabschluss

Der uns zur Prüfung vorgelegte Jahresabschluss zum 31. Dezember 2003 ist ordnungsmäßig aus den Büchern und den sonst erforderlichen Aufzeichnungen der Gesellschaft entwickelt worden. Die Eröffnungsbilanzwerte wurden ordnungsgemäß aus dem Vorjahresabschluss übernommen. Die gesetzlichen Vorschriften zu Ansatz, Ausweis und Bewertung sind beachtet worden.

Die Bilanz und die Gewinn- und Verlustrechnung sind nach den handelsrechtlichen Vorschriften über die Rechnungslegung von Gesellschaften mit beschränkter Haftung einschließlich der Grundsätze ordnungsmäßiger Buchführung aufgestellt. Der Anhang enthält alle vorgeschriebenen Angaben.

III. Lagebericht

Der Lagebericht der Geschäftsführung entspricht den gesetzlichen Vorschriften. Der Lagebericht steht im Einklang mit dem Jahresabschluss sowie mit den von uns bei der Prüfung gewonnenen Erkenntnissen. Er vermittelt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft. Unsere Prüfung hat zu dem Ergebnis geführt, dass im Lagebericht die wesentlichen Risiken der künftigen Entwicklung zutreffend dargestellt sind und dass die Angaben nach § 289 Abs. 2 HGB vollständig und zutreffend sind.

E. Stellungnahme zur Gesamtaussage des Jahresabschlusses

I. Wesentliche Bewertungsgrundlagen und wesentliche Änderungen in den Bewertungsgrundlagen

Die Gesellschaft hat keine Ansatzwahlrechte ausgeübt und die Bewertungsgrundlagen des Vorjahres unverändert beibehalten; sie sind im Anhang unter "Bilanzierung und Bewertung" erläutert. Im Folgenden berichten wir über ausgewählte Bewertungsgrundlagen und die Ausnutzung von Ermessensspielräumen.

Im Berichtsjahr sind unverändert zum Vorjahr folgende Bewertungswahlrechte in Anspruch genommen worden:

- Beim Anlagevermögen besteht für Gleisanlagen ein Festwert in Höhe von TEUR 97 (i.Vj. TEUR 97).

- Bei den Vorräten gehen in die Herstellungskosten der unfertigen Erzeugnisse die Roh-, Hilfs- und Betriebsstoffe sowie die Kauf- und Hausteile zu gewogenen Durchschnittspreisen und die Fremdleistungen zu Einstandspreisen ein. Der Fertigungslohn wird nach effektivem Anfall, die Fertigungsgemeinkosten und die Arbeitsvorbereitungs- und Materialgemeinkosten werden mit differenzierten Verrechnungssätzen, die um die nicht aktivierungspflichtigen Gemeinkostenbestandteile auf steuerliche Herstellkosten zurückgeführt werden, erfasst. Handelsrechtlich wäre auch eine Bewertung ausschließlich mit den Einzelkosten zulässig, die gewählte Bewertung wird zugleich den steuerlichen Erfordernissen gerecht. Bei einem Ansatz ausschließlich zu Einzelkosten würde sich ein niedrigerer Bilanzwert der unfertigen Erzeugnisse ergeben.

Die MTU-M hat ihren Ermessenspielraum bei der Ermittlung von Abschreibungen auf Vorräte und Forderungen sowie bestimmter Rückstellungen wie folgt ausgeübt:

- Abschreibungen auf Roh-, Hilfs- und Betriebsstoffe und unfertige Erzeugnisse (Hausteile) werden für alle Einzelposten in Höhe von 70 % gebildet, bei denen weniger als 1 % Zugang und 10 % Verbrauch im Berichtsjahr vorliegt. Sofern diese Voraussetzungen auch im zweiten Jahr erfüllt sind, steigt der Abwertungssatz auf 90 %. Für fehlerhafte Hausteile, die nach Aufarbeitung weiterverarbeitet werden können, wird ein pauschaler MRB (Material Review Board)-Abschlag in Höhe von 50 % vorgenommen.

- Bei den Liefer- und Leistungsforderungen an Fremde wird auf Inlands- bzw. Auslandsforderungen eine Pauschalwertberichtigung in Höhe von 3 % bzw. 5 % gebildet. Für bestimmte Länder mit erhöhten Risiken gelten spezielle Abwertungsprozentsätze bis zu 20 %. Einzelrisiken werden mit individuellen Abschreibungsprozentsätzen berücksichtigt.

- Die Risiken aus dem zivilen Seriengeschäft (TEUR 484.477) sind durch Gegenüberstellung der voraussichtlich zu erzielenden Erlöse und der bis zum Bilanzstichtag angefallenen sowie der noch zu erwartenden Herstellungskosten unter Zugrundelegung des Auftragsbestands zum Bilanzstichtag ermittelt worden. Dabei werden wie im Vorjahr auch Auftragsvolumen berücksichtigt, die mit hoher Wahrscheinlichkeit zu einer Auftragserfüllung führen werden.

- Die Rückstellungen für Pensionen (TEUR 227.595) wurden für handelsrechtliche Zwecke nicht unter Berücksichtigung eines marktüblichen Zinssatzes sondern auf Basis des Teilwertverfahrens im Sinne von § 6a EStG unter Zugrundelegung eines Rechnungszinsfußes von 6 % sowie der Richttafeln 1998 von Dr. Klaus Heubeck ermittelt.

- Die Rückstellungen für Haftungsrisiken (TEUR 4.522) aus zivilen Triebwerksprogrammen wurden bisher analog der Forderungsbewertung mit länderspezifischen Prozentsätzen oder individuell auf der Grundlage der von den Kooperationspartnern einzeln gemeldeten Haftungsbeträgen gebildet. Im Berichtsjahr wurden aufgrund fehlender Detailinformationen eines Kooperationspartners die entsprechenden Vorsorgen pauschal in Höhe von 5 % des jeweiligen Haftungsbetrages gebildet.

II. Sachverhaltsgestaltende Maßnahmen

Im Berichtsjahr wurden folgende sachverhaltsgestaltende Maßnahmen mit wesentlichem Einfluss auf die Ertragslage der MTU-M vorgenommen:

- Die Gesellschaft hat den überwiegenden Teil ihres Immobilienbesitzes konzernintern an die Grundstücksverwaltungsgesellschaft MTU Aero Engines GmbH & Co. OHG, München, zum Verkehrswert eingebracht und dabei per Saldo stille Reserven in Höhe von TEUR 213.651 steuerfrei realisiert. Nachdem der zweite OHG-Gesellschafter zum 30. Dezember 2003 aus der Gesellschaft ausgeschieden ist, ist das Gesellschaftsvermögen wieder der MTU-M angewachsen.

Die Gesellschaft hat zudem ihre Beteiligungen an der MTU-H, MTU-BB zu 94,9 % und an der ATENA zu 94,8 % konzernintern an die MTU Beteiligungsgesellschaft mbH, München, verkauft und dabei ebenfalls stille Reserven in Höhe von TEUR 274.202 steuerfrei aufgedeckt. Die MTU Beteiligungsgesellschaft ist zum 30. November 2003 auf die MTU-M verschmolzen worden.

Zum 31. Dezember 2003 sind durch die beschriebenen Transaktionen die davon betroffenen Immobilien und Beteiligungen zu Zeitwerten (gegebenenfalls vermindert um planmäßige Abschreibungen) in der Bilanz ausgewiesen.

- Die bestehende Kapitalrücklage gemäß § 272 Abs. 4 HGB wurde im Berichtsjahr in voller Höhe aufgelöst und an die Gesellschafter ausgeschüttet; dadurch ergab sich ein Liquiditätsabfluss in Höhe von TEUR 13.559.

III. Feststellung zur Gesamtaussage des Jahresabschlusses

Die Gesellschaft hat die den Jahresabschluss zum 31. Dezember 2003 berührenden Bilanzierungs- und Bewertungswahlrechte in Übereinstimmung mit dem Vorjahr ausgeübt.

Der Jahresabschluss enthält einige bedeutende, im Berichtsabschnitt E.I. einzeln dargestellte Ermessensspielräume, die auf die Notwendigkeit von Schätzungen und Prognosen zurückzuführen sind. Ihre Gesamtwirkung auf die Gesamtaussage des Jahresabschlusses kann mangels Bestimmbarkeit repräsentativer Vergleichswerte nicht eindeutig quantifiziert werden. Die aus Sicht der Gesamtaussage bedeutendsten Ermessensspielräume bestehen in Form der Rückstellungen für Auftragsrisiken sowie bei der Wahl des Zinssatzes zur Ermittlung der Pensionsrückstellungen.

Die im Berichtsabschnitt E.II. benannten sachverhaltsgestaltenden Maßnahmen haben insgesamt das Jahresergebnis in erheblichem Umfang positiv beeinflusst und aufgrund der Ergebnisabführung zu einer deutlichen Reduzierung der Liquidität der MTU-M beigetragen.

In Gesamtwürdigung der zuvor beschriebenen Bewertungsgrundlagen und sachverhaltsgestaltenden Maßnahmen sind wir der Überzeugung, dass der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft vermittelt.

F. Feststellungen zum Risikofrüherkennungssystem

I. Durchführung der Prüfung

Die Geschäftsführung ist in sinngemäßer Anwendung des § 91 Abs. 2 AktG verpflichtet, geeignete Maßnahmen zu treffen, insbesondere ein Überwachungssystem einzurichten, damit den Fortbestand der Gesellschaft gefährdende Entwicklungen früh erkannt werden. Entsprechend dem vom Aufsichtsrat der MTU um die Prüfung des Risikomanagementsystems erweiterten Auftrag haben wir geprüft, inwieweit die Geschäftsführung die ihr hiernach obliegenden Maßnahmen getroffen hat und ob durch diese Maßnahmen alle potentiell bestandsgefährdenden Risiken so frühzeitig erfasst und kommuniziert werden, dass die Geschäftsführung in geeigneter Weise reagieren kann. Hierzu zählt auch die Beurteilung, ob das eingerichtete Überwachungssystem, d.h. die integrierten Kontrollmaßnahmen, zur Sicherstellung der Einhaltung der getroffenen Maßnahmen geeignet ist. Die Reaktion der Geschäftsführung auf erkannte Risiken ist nicht Gegenstand der Prüfung.

Art und Umfang der Prüfungshandlungen bestimmen sich nach einem systemorientierten Prüfungsansatz. Die Prüfung ist daher konzentriert auf: Durchsicht von Unterlagen zur Risikoerfassung und zur Risikokommunikation, Befragungen und Beobachtungen zur Einhaltung der eingerichteten Kontrollmaßnahmen.

II. Prüfungsergebnis

Unsere Prüfung hat ergeben, dass die Geschäftsführung die in sinngemäßer Anwendung des § 91 AktG geforderten Maßnahmen insbesondere zur Einrichtung eines Überwachungssystems in geeigneter Weise getroffen hat und dass das Überwachungssystem geeignet ist, Entwicklungen, die den Fortbestand der Gesellschaft gefährden, frühzeitig zu erkennen.

G. Bestätigungsvermerk

Den uneingeschränkten Bestätigungsvermerk gemäß Anlage 5 haben wir wie folgt erteilt:

"Bestätigungsvermerk des Abschlussprüfers

Wir haben den Jahresabschluss unter Einbeziehung der Buchführung und den Lagebericht der MTU Aero Engines GmbH, München, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2003 geprüft. Die Buchführung und die Aufstellung von Jahresabschluss und Lagebericht nach den deutschen handelsrechtlichen Vorschriften liegen in der Verantwortung der Geschäftsführung der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung und über den Lagebericht abzugeben.

Wir haben unsere Prüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, Jahresabschluss und Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der Geschäftsführung sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der MTU Aero Engines GmbH. Der Lagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar.

München, den 28. Januar 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

gez. Höfer | gez. Harrieder
Wirtschaftsprüfer | Wirtschaftsprüfer"

München, den 28. Januar 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Höfer | Harrieder
Wirtschaftsprüfer | Wirtschaftsprüfer

KPMG DEUTSCHE TREUHAND-GESELLSCHAFT AKTIENGESELLSCHAFT WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT – BERLIN UND FRANKFURT a. M. –
WIRTSCHAFTS-PRÜFUNGS-GESELLSCHAFT
SIEGEL

Bei Veröffentlichungen oder Weitergabe des Jahresabschlusses und/oder des Lageberichts in einer von der bestätigten Fassung abweichenden Form (einschließlich der Übersetzung in andere Sprachen) bedarf es zuvor unserer erneuten Stellungnahme, sofern hierbei unser Bestätigungsvermerk zitiert oder auf unsere Prüfung hingewiesen wird; wir weisen insbesondere auf § 328 HGB hin.

Anlagen

KPMG

Anlagen

Bilanz zum 31. Dezember 2003

in Tausend Euro

	Anhang	Stand am 31.12.2003		Stand am 31.12.2002
AKTIVA				
Anlagevermögen				
Immaterielle Vermögensgegenstände	(1)	2.545		1.778
Sachanlagen	(2)	353.870		138.269
Finanzanlagen	(3)	525.550		475.394
			881.965	615.441
Umlaufvermögen				
Vorräte	(4)	226.250		231.040
Erhaltene Anzahlungen	(5)	-195.079		-169.077
		31.171		61.963
Forderungen	(6)	242.824		606.362
Sonstige Vermögensgegenstände	(7)	11.372		8.069
Zahlungsmittel	(8)	7		12.122
			285.374	688.516
Rechnungsabgrenzungsposten			2.953	1.165
			1.170.292	1.305.122
PASSIVA				
Eigenkapital				
Gezeichnetes Kapital	(9)	80.068		80.068
Kapitalrücklage	(10)	0		13.559
Gewinnrücklagen	(11)	30.559		30.559
			110.627	124.186
Rückstellungen				
Rückstellungen für Pensionen	(12)	227.595		210.980
Übrige Rückstellungen	(13)	553.744		635.635
			781.339	846.615
Verbindlichkeiten				
Erhaltene Anzahlungen auf Bestellungen	(14)		0	69.128
Verbindlichkeiten aus Lieferungen und Leistungen	(15)	131.290		140.991
Übrige Verbindlichkeiten	(16)	147.036		124.202
			278.326	334.321
			1.170.292	1.305.122

Anlage 2

Gewinn- und Verlustrechnung für das Geschäftsjahr 2003

in Tausend Euro

	Anhang	2003	2002
Umsatzerlöse	(17)	1.321.598	1.589.072
Umsatzkosten	(18)	-1.126.129	-1.327.079
Bruttoergebnis vom Umsatz		195.469	261.993
Vertriebskosten	(18)	-55.890	-43.171
Allgemeine Verwaltungskosten	(18)	-28.063	-28.266
Sonstige betriebliche Erträge	(19)	80.166	153.719
Sonstige betriebliche Aufwendungen	(20)	-60.778	-96.125
Finanzergebnis	(21)	29.223	31.273
Ergebnis der gewöhnlichen Geschäftstätigkeit		160.127	279.423
Außerordentliche Erträge	(22)	494.751	0
Außerordentliche Aufwendungen	(23)	-70.365	0
Außerordentliches Ergebnis		424.386	0
Steuern vom Einkommen und vom Ertrag	(24)	-49.389	-59.325
Überschuss vor Ergebnisabführung		535.124	220.098
Aufwendungen aufgrund eines Ergebnisabführungsvertrages	(25)	-535.124	-220.098
Jahresüberschuss		0	0
Entnahmen aus Kapitalrücklage		13.559	0
Ausschüttung Kapitalrücklage		-13.559	0
Bilanzgewinn		0	0

Grundlagen und Methoden

Der Jahresabschluss der MTU Aero Engines GmbH wird nach handelsrechtlichen Rechnungslegungsvorschriften aufgestellt und in Tausend Euro ausgewiesen. Die in der Bilanz und in der Gewinn- und Verlustrechnung, die nach dem Umsatzkostenverfahren erstellt wird, zusammengefassten Posten sind im Anhang gesondert aufgeführt und erläutert.

Bilanzierung und Bewertung

Die Bilanzierungs- und Bewertungsmethoden haben wir im Berichtsjahr unverändert beibehalten.

Immaterielle Vermögensgegenstände werden zu Anschaffungskosten bewertet und planmäßig über die jeweilige Nutzungsdauer abgeschrieben.

Sachanlagen sind mit den Anschaffungs- oder Herstellungskosten abzüglich planmäßiger Abschreibungen bewertet. Außerplanmäßige Abschreibungen werden vorgenommen, soweit der Ansatz mit einem steuerlich niedrigeren Wert zulässig ist.

Die Herstellungskosten der selbsterstellten Anlagen umfassen Einzelkosten sowie die zurechenbaren Material- und Fertigungsgemeinkosten einschließlich Abschreibungen.

Bei den planmäßigen Abschreibungen auf Sachanlagen gehen wir überwiegend von folgenden Nutzungsdauern aus: 25 bis 50 Jahre für Gebäude, 10 Jahre für Leichtbauten, 10 bis 20 Jahre für Grundstückseinrichtungen, 5 bis 10 Jahre für Technische Anlagen und Maschinen, 4 bis 15 Jahre für Andere Anlagen sowie Betriebs- und Geschäftsausstattung.

Gebäude werden mit linearen und - soweit steuerlich zulässig - mit fallenden Abschreibungsbeträgen bewertet. Mobilien mit einer Nutzungsdauer von 6 Jahren und mehr werden grundsätzlich degressiv abgeschrieben. Wir gehen von der degressiven auf die lineare Abschreibungsmethode über, sobald die gleichmäßige Verteilung des Restbuchwertes auf die verbleibende Nutzungsdauer zu höheren Abschreibungsbeträgen führt.

Die Abschreibungen auf Sachanlagenzugänge in der ersten bzw. in der zweiten Hälfte sind in Anlehnung an die steuerliche Vereinfachungsregel mit vollen bzw. halben anteiligen Jahresraten angesetzt worden. Geringwertige Wirtschaftsgüter schreiben wir sofort ab.

Die Bewertung der Anteile an verbundenen Unternehmen sowie der übrigen Finanzanlagen erfolgt zu Anschaffungskosten oder zu niedrigeren Tageswerten; unverzinsliche Ausleihungen werden mit ihrem Barwert angesetzt.

Roh-, Hilfs- und Betriebsstoffe werden zu Anschaffungskosten oder zu niedrigeren Tagespreisen bewertet, die unfertigen Erzeugnisse zu Herstellungskosten. Die Herstellungskosten umfassen neben dem Fertigungsmaterial und den Fertigungslöhnen auch Material- und Fertigungsgemeinkosten einschließlich Abschreibungen. Erkennbaren Verwertungsrisiken wird durch Abschreibungen Rechnung getragen.

Forderungen, Sonstige Vermögensgegenstände und Zahlungsmittel werden mit dem Nennbetrag angesetzt. Soweit sie unverzinslich sind, werden Forderungen mit einer Laufzeit von über einem Jahr auf den Bilanzstichtag abgezinst.

Erkennbare Einzelrisiken und allgemeine Kreditrisiken sind durch entsprechende Wertkorrekturen berücksichtigt. Vorsorgen für Abrechnungsrisiken werden in den Sonstigen Rückstellungen ausgewiesen.

Wertaufholungen im Anlage- und Umlaufvermögen werden, soweit erforderlich, vorgenommen.

Rückstellungen für Pensionen werden versicherungsmathematisch nach dem Teilwertverfahren mit einem Rechnungszinsfuß von 6,0 % auf Basis der Richttafeln 1998 von Dr. Klaus Heubeck ermittelt.

Steuerrückstellungen und Sonstige Rückstellungen sind nach den Grundsätzen vernünftiger kaufmännischer Beurteilung ermittelt. Die Verpflichtungen im Personal- und Sozialbereich werden - soweit sie ratierlich anzusammelnde Zukunftsleistungen betreffen - nach dem Teilwertverfahren berechnet.

Die Bewertung der Verlustvorsorgen für Kurssicherungsgeschäfte basiert auf dem Vergleich der Sicherungskurse mit dem Stichtagsterminkurs.

Verbindlichkeiten sind mit ihren Rückzahlungsbeträgen angesetzt.

Währungsumrechnung

Fremdwährungsforderungen und Zahlungsmittel werden mit dem Briefkurs am Buchungstag oder dem niedrigeren Kurs am Bilanzstichtag, Fremdwährungsverbindlichkeiten mit dem Geldkurs am Buchungstag oder dem höheren Kurs am Bilanzstichtag umgerechnet.

Erläuterungen zur Bilanz der MTU Aero Engines GmbH

(1) Immaterielle Vermögensgegenstände

Unter den Immateriellen Vermögensgegenständen ist ausschließlich erworbene Datenverarbeitungs-Software ausgewiesen.

(2) Sachanlagen

Der Zugang der Sachanlagen um 215.601 TEuro auf 353.870 TEuro ergibt sich mit 299.479 TEuro aus Investitionen, denen Abgänge von 44.496 TEuro, Umbuchungen von -523 TEuro sowie Abschreibungen von 38.859 TEuro gegenüberstehen.

(3) Finanzanlagen

Die Anteile an verbundenen Unternehmen belaufen sich auf insgesamt 477.037 TEuro.
Die vollständige Liste unseres Anteilsbesitzes wird beim Handelsregister des Amtsgerichts München unter HRB 1035 hinterlegt.
Bei den Finanzanlagen sind außerplanmäßige Abschreibungen in Höhe von 65.805 TEuro angefallen, die im Zusammenhang mit der Sanierung der MTU Maintenance Canada Ltd. stehen.

(4) Vorräte

	31.12.2003 TEuro	31.12.2002 TEuro
Roh-, Hilfs- und Betriebsstoffe	79.019	86.022
Unfertige Erzeugnisse	145.169	128.864
Geleistete Anzahlungen	2.062	16.154
	226.250	231.040

(5) Erhaltene Anzahlungen auf Bestellungen

Die Erhaltenen Anzahlungen von 195.079 (i.V. 169.077) TEuro sind fast ausschließlich für langfristige Aufträge geleistet worden. 150.520 (i.V. 109.915) TEuro entfallen auf Projektgesellschaften, mit denen ein Beteiligungsverhältnis besteht. Soweit die Anzahlungen im Zusammenhang mit Vorräten stehen, werden sie in der Bilanz beim Vorratsvermögen abgezogen.

(6) **Forderungen**

(7) **Sonstige Vermögensgegenstände**

	31.12.2003 TEuro		31.12.2002 TEuro	
Forderungen aus Lieferungen und Leistungen		135.286		199.047
- davon Restlaufzeit mehr als 1 Jahr	5.031		9.960	
Forderungen gegen verbundene Unternehmen		40.584		353.854
- davon gegen Gesellschafter	0		14.503	
Forderungen gegen Unternehmen, mit denen ein Beteiligungsverhältnis besteht		66.954		53.461
Forderungen		242.824		606.362
- davon Restlaufzeit mehr als 1 Jahr	5.031		9.960	
Sonstige Vermögensgegenstände		11.372		8.069
- davon Restlaufzeit mehr als 1 Jahr	435		441	

Die Forderungen gegen verbundene Unternehmen betreffen den Finanz- und Geschäftsverkehr. Darin sind Liquiditätsanlagen bei der DaimlerChrysler AG in Höhe von 28.172 (i.V. 321.106) TEuro enthalten.

(8) **Zahlungsmittel**

	31.12.2003 TEuro	31.12.2002 TEuro
Kassenbestand, Bundesbankguthaben	3	33
Guthaben bei Kreditinstituten	4	12.089
	7	12.122

(9) **Gezeichnetes Kapital**

Das Stammkapital (156.600 TDM) ist gegenüber dem Vorjahr unverändert. Unser Abschluß zum 31. Dezember 2003 wird nicht mehr in den Konzernabschluß der DaimlerChrysler AG einbezogen. Die MTU Aero Engines GmbH ist daher ab 2003 zur Aufstellung eines Konzernabschlusses verpflichtet.

(10) **Kapitalrücklage**

Die Kapitalrücklage gem. § 272 Abs. 4 HGB wurde in voller Höhe aufgelöst und an die Gesellschafterin ausgeschüttet.

(11) **Gewinnrücklagen**

In den Gewinnrücklagen sind unverändert 2.281 TEuro gemäß § 29 Absatz 4 GmbHG enthalten.

(12) **Rückstellungen für Pensionen**

Die Versorgungsverpflichtungen der MTU Aero Engines GmbH sind durch Pensionsrückstellungen, die nach versicherungsmathematischen Grundsätzen ermittelt wurden, voll gedeckt.

Die mittelbare Pensionsverpflichtung aus der Unterdeckung bei der MTU München Unterstützungskasse in Höhe von 13.334 TEuro, für die die MTU Aero Engines GmbH als Trägerunternehmen haftet, ist nicht passiviert.

(13) **Übrige Rückstellungen**

	31.12.2003 TEuro	31.12.2002 TEuro
Steuerrückstellungen	932	800
Sonstige Rückstellungen	552.812	634.835
	553.744	635.635

Die Steuerrückstellungen betreffen noch nicht endgültig veranlagte Steuern.

Die Sonstigen Rückstellungen betreffen im wesentlichen Verpflichtungen gegenüber den Mitarbeitern, Risiken und Verpflichtungen aus dem Lieferungs- und Leistungsverkehr und unterlassene Instandhaltungen. Die Verlustvorsorgen für schwebende Liefergeschäfte wurden unter Einbeziehung der Einzelkosten sowie der zurechenbaren Material- und Fertigungsgemeinkosten einschließlich Abschreibungen ermittelt.

(14) Erhaltene Anzahlungen auf Bestellungen

Die Anzahlungen betrafen eine Projektgesellschaft, mit der ein Beteiligungsverhältnis besteht.

(15) Verbindlichkeiten aus Lieferungen und Leistungen
(16) Übrige Verbindlichkeiten

	31.12.2003 TEuro		31.12.2002 TEuro	
Verbindlichkeiten aus Lieferungen und Leistungen		131.290		140.991
- davon Restlaufzeit bis 1 Jahr	130.509		140.079	
Übrige Verbindlichkeiten				
Verbindlichkeiten gegenüber verbundenen Unternehmen		8.285		12.659
- davon Restlaufzeit bis 1 Jahr	8.285		12.659	
- davon gegenüber Gesellschafter	124		0	
Verbindlichkeiten gegenüber Unternehmen, mit denen ein Beteiligungsverhältnis besteht		47.088		45.943
- davon Restlaufzeit bis 1 Jahr	47.088		45.943	
Sonstige Verbindlichkeiten		91.663		65.600
- davon Restlaufzeit bis 1 Jahr	89.143		63.065	
mehr als 5 Jahre	2.520		2.535	
- davon aus Steuern	12.825		4.155	
- davon im Rahmen der sozialen Sicherheit	8.699		9.169	
Übrige Verbindlichkeiten		147.036		124.202
Gesamtbetrag der Verbindlichkeiten		278.326		265.193
- davon Restlaufzeit bis 1 Jahr	275.025		261.746	
mehr als 5 Jahre	2.520		2.535	

Die Verbindlichkeiten gegenüber Unternehmen, mit denen ein Beteiligungsverhältnis besteht, betreffen überwiegend Projektgesellschaften.

Unter den Sonstigen Verbindlichkeiten sind hauptsächlich Verpflichtungen aus dem Personal- und Sozialbereich ausgewiesen.

Erläuterungen zur Gewinn - und Verlustrechnung der MTU Aero Engines GmbH

(17) Umsatzerlöse

Umsatzerlöse nach Leistungsbereichen	2003 TEuro	2002 TEuro
Fertigung	1.082.628	1.268.511
Instandsetzungen und Dienstleistungen	204.909	248.879
Entwicklung	34.061	71.682
	1.321.598	1.589.072

Umsatzerlöse nach Regionen		
Inland	370.578	373.021
Ausland	951.020	1.216.051

Umsatzerlöse nach Region Ausland		
Europa	156.908	164.868
Nordamerika	785.207	1.038.539
Übrige Länder	8.905	12.644

(18) Funktionskosten

In den Umsatzkosten werden die Herstellungskosten der erbrachten Leistungen ausgewiesen. Der umsatzbezogene Ausweis dieses Postens umfaßt neben den Forschungs- und Entwicklungskosten die gesamten Anschaffungs- und Herstellungskosten der im Berichtszeitraum verkauften Produkte, Waren und Dienstleistungen. Des weiteren werden unter den Umsatzkosten die Aufwendungen für Drohverluste und Gewährleistungen sowie die Abschreibungen auf das Vorratsvermögen ausgewiesen.

In den Vertriebskosten werden die Personal- und die Sachkosten des Vertriebsbereichs erfasst.

Zu den Allgemeinen Verwaltungskosten rechnen die Personal- und Sachkosten der zentralen Verwaltungsbereiche, und zwar der kaufmännischen Leitung, des Controllings, des Finanz- und Rechnungswesens sowie der Steuer- und Rechtsabteilung.

(19) **Sonstige betriebliche Erträge**

In den Sonstigen betrieblichen Erträgen sind Erträge aus der Auflösung von Rückstellungen in Höhe von 8.222 (i.V.78.135) TEuro enthalten, die hauptsächlich die Kurssicherung betreffen.

Daneben sind weitere 327 TEuro anderen Geschäftsjahren zuzuordnen.

(20) **Sonstige betriebliche Aufwendungen**

Insgesamt sind 104 TEuro der Sonstigen betrieblichen Aufwendungen anderen Geschäftsjahren zuzuordnen.

(21) **Finanzergebnis**

	2003 TEuro		2002 TEuro	
Beteiligungsergebnis				
Erträge aus Gewinnabführung		6.869		9.785
Erträge aus Steuerumlagen		10.960		9.475
Erträge aus Beteiligungen		3.612		154
- davon aus verbundenen Unternehmen	3.462		0	
		21.441		19.414
Zinsergebnis				
Erträge aus Ausleihungen des Finanzanlagevermögens		30		18
Sonstige Zinsen und ähnliche Erträge		9.108		18.481
- davon aus verbundenen Unternehmen	8.384		15.348	
Zinsen und ähnliche Aufwendungen		-1.105		-704
- davon an verbundene Unternehmen	451		463	
		8.033		17.795
Übriges Finanzergebnis				
Verluste aus dem Abgang von Vermögensgegenständen des Finanzanlagevermögens		-441		-6.115
Erträge aus dem Abgang von Gegenständen des Finanzanlagevermögens		185		162
Erträge aus Zuschreibungen zu Vermögensgegenständen des Finanzanlagevermögens		5		17
		-251		-5.936
Finanzergebnis gesamt		29.223		31.273

(22) **Außerordentliche Erträge**	2003 TEuro	2002 TEuro
Veräußerung der Anteile an der MTU Maintenance Hannover GmbH, MTU Maintenance Berlin-Brandenburg GmbH sowie ATENA GmbH	274.202	0
Einbringung Grundstücke und Gebäude in die Grundstücksverwaltungsgesellschaft MTU Aero Engines GmbH & Co. OHG	218.211	0
Verschmelzungsgewinn	2.338	0
	494.751	0

Die MTU Beteiligungsgesellschaft mbH wurde mit Wirkung zum 30. November 2003 auf die MTU Aero Engines GmbH verschmolzen.
Das Vermögen der Grundstücksverwaltungsgesllschaft MTU Aero Engines GmbH & Co. OHG ist der MTU Aero Engines GmbH mit Wirkung zum 30. Dezember 2003 wegen der Auflösung der Gesellschaft angewachsen.

(23) **Außerordentliche Aufwendungen**	2003 TEuro	2002 TEuro
Abschreibung Darlehen MTU Maintenance Canada	-55.910	0
Abschreibung Buchwert MTU Maintenance Canada	-9.895	0
Mindererlös aus der Einbringung der Grundstücke und Gebäude in die Grundstücksverwaltungsgesellschaft MTU Aero Engines GmbH & Co. OHG	-4.560	0
	-70.365	0

(24) **Steuern vom Einkommen und vom Ertrag**

	2003 TEuro	2002 TEuro
Körperschaftsteuer- und SolZ-Umlage	26.859	31.347
Gewerbeertragsteuerumlage	22.530	27.978
	49.389	59.325

(25) **Ergebnisverwendung**

Aufgrund des Ergebnisabführungsvertrages in der Fassung vom 21. Dezember 2000 wird der Überschuss vor Ergebnisabführung der MTU Aero Engines GmbH in Höhe von 535.124 TEuro an die DaimlerChrysler Luft- und Raumfahrt Holding AG abgeführt.

Sonstige Angaben

Personalaufwand		2003 TEuro		2002 TEuro
Löhne und Gehälter		290.382		292.087
Soziale Abgaben und Aufwendungen für Altersversorgung und für Unterstützung		78.187		74.273
- davon für Altersversorgung	25.666		25.957	
		368.569		366.360

Im Personalaufwand wirken die Aufstockung der Vorsorgen und die Zahlungen für Restrukturierungsmaßnahmen mit 23.799 (i.V. 1.231) TEuro.

Beschäftigte (Jahresdurchschnitt)	Anzahl	Anzahl
Arbeiter	2.115	2.226
Angestellte	2.949	2.931
Auszubildende / Praktikanten	261	232
	5.325	5.389

Materialaufwand

Aufwendungen für Roh, Hilfs- und Betriebsstoffe	291.671	314.419
Aufwendungen für bezogene Leistungen	520.300	533.883
	811.971	848.302

Sonstige Steuern

Aufwendungen für sonstige Steuern		1.007		1.109
- davon periodenfremd	7		26	

Haftungsverhältnisse

Verbindlichkeiten aus Gewährleistungsverträgen	105.961	326.226

Für militärische und zivile Kooperationsprogramme bestehen nicht valutierbare Vertragsdurchführungsgarantien.

Sonstige finanzielle Verpflichtungen

Die Sonstigen finanziellen Verpflichtungen aus Miet- und Leasingverträgen belaufen sich im Durchschnitt jährlich auf 3.064 (i.V. 1.379) TEuro, wovon 1.844 (i.V. 1.285) TEuro auf verbundene Unternehmen entfallen; die durchschnittliche rechnerische Vertragsdauer beträgt zwei Jahre.

Die Sonstigen finanziellen Verpflichtungen aus dem Bestellobligo für Investitionen bewegen sich im geschäftsüblichen Rahmen.

Für den Werksausbau der MTU Maintenance Hannover GmbH haben wir Patronatserklärungen gegenüber der Nord/LB Norddeutsche Landesbank Hannover und der Flughafen Hannover-Langenhagen GmbH abgegeben.

Organe

Die Geschäftsführung erhält Gesamtbezüge in Höhe von 1.819 TEuro. Die Vergütungen des Aufsichtsrats betragen 79 TEuro. Die Gesamtbezüge ehemaliger Geschäftsführer und ihrer Hinterbliebenen belaufen sich auf 710 TEuro. Für die Pensionsverpflichtungen gegenüber ehemaligen Geschäftsführern und ihren Hinterbliebenen sind insgesamt 7.216 TEuro zurückgestellt.

Mitglieder der Geschäftsführung:

Dr. Klaus Steffens (Vorsitzender)	München
Dr. Rudolf Müller (bis 26.01.2004)	München
Dr. Michael Süß	München
Reiner Winkler	München

Mitglieder des Aufsichtsrats:

Dr. rer. pol. Manfred Bischoff (Vorsitzender) Deligierter der DaimlerChrysler AG für Luft- und Raumfahrt	Starnberg
Günter Sroka (stellvertretender Vorsitzender) * Vorsitzender des Betriebsrats der MTU Aero Engines GmbH	Dachau
Harald Flassbeck * Erster Bevollmächtigter der IG Metall Verwaltungsstelle München	Unterhaching
Herbert Kauffmann Leiter Konzerncontrolling/-rechnungswesen der DaimlerChrysler AG	Stuttgart
Michael Keller * Dipl.Ing (FH)	Aindling
Dr. Edgar Krökel Vice President Mergers & Acquisition der DaimlerChrysler AG	Stuttgart
Prof. Dr. rer. nat. Walter Kröll Präsident der Helmholz-Gemeinschaft Deutscher Forschungszentren	Köln
Josef Mailer * Flugtriebwerkmechaniker	Dachau
Dr. rer. pol. Klaus Mehrens * Bezirksleiter der IG Metall Frankfurt / Main	Frankfurt
Karl Trautmann * Stellvertretender Betriebsratsvorsitzender der MTU Aero Engines GmbH	Dachau
Prof. Klaus-Dieter Vöhringer Vorstand Forschung & Technologie der DaimlerChrysler AG	Stuttgart
Dr. Sigmar Wittig Vorstandsvorsitzender der DLR Deutsches Zentrum für Luft- und Raumfahrt	Köln

* Arbeitnehmervertreter

München, den 27. Januar 2004

Dr. Steffens   Dr. Süß   Winkler

Anlagevermögen der MTU Aero Engines GmbH

in Tausend Euro

	Anschaffungs- / Herstellungskosten					Abschreibungen						Buchwerte	
	1.1.2003	Zugänge	Umbuchungen	Abgänge	31.12.2003	1.1.2003	lfd. Jahr	Zuschreibung	Umbuchungen	Abgänge	31.12.2003	31.12.2003	31.12.2002
Immaterielle Vermögensgegenstände	4.633	2.049	523	562	6.643	2.855	1.804	0		561	4.098	2.545	1.778
Sachanlagen													
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	177.565	257.474	435	164.109	271.365	123.832	3.076	0		119.878	7.030	264.335	53.733
Technische Anlagen und Maschinen	329.855	10.848	1.244	5.805	336.142	281.341	19.999	0	-13	5.694	295.633	40.509	48.514
Andere Anlagen, Betriebs- und Geschäftsausstattung	165.073	20.785	4.645	13.873	176.630	138.193	15.784	0	13	13.719	140.271	36.359	26.880
Geleistete Anzahlungen und Anlagen im Bau	9.142	10.372	-6.847	0	12.667	0	0	0		0	0	12.667	9.142
	681.635	299.479	-523	183.787	796.804	543.366	38.859	0	0	139.291	442.934	353.870	138.269
Finanzanlagen													
Anteile an verbundenen Unternehmen	599.728	407.538	-1.095	519.214	486.957	164.891	9.895	0		164.866	9.920	477.037	434.837
Ausleihungen an verbundene Unternehmen	256	55.910	-256	52.597	3.313	0	55.910	0		52.597	3.313	0	256
Beteiligungen	36.125	4.163	1.095	0	41.383	0	0	0		0	0	41.383	36.125
Ausleihungen an Unternehmen, mit denen ein Beteiligungsverhältnis besteht	3.906	2.926	256	137	6.951	0	0	0		0	0	6.951	3.906
Sonstige Ausleihungen	466	25	0	295	196	196	0	5		174	17	179	270
	640.481	470.562	0	572.243	538.800	165.087	65.805	5		217.637	13.250	525.550	475.394
	1.326.749	772.090	0	756.592	1.342.247	711.308	106.468	5		357.489	460.282	881.965	615.441

Anteilsbesitz der MTU Aero Engines GmbH, München

Name und Sitz der Gesellschaft	Anteil am Kapital %	Eigen-kapital in TEuro	Ergebnis in TEuro 31.12.2003
Unmittelbarer Anteilsbesitz:			
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	100,0	82.584	0 2)
MTU Maintenance Hannover GmbH, Langenhagen	100,0	65.470	0 2)
MTU München Unterstützungskasse GmbH, München	100,0	6.392	-593
ATENA Gesellschaft für Engineering Services mbH, München	100,0	724	-4.287
MTU Aero Engines North America Inc., Rocky Hill	100,0	25.148 3)	-4.317 4)
MTU Maintenance Canada Ltd., Richmond	100,0	816 3)	30.257 4)
Airfoil Services Sdn.Bhd., Shah Alam	50,0	1.972 3)	-86 4)
MTU Maintenance Zhuhai Co.Ltd., Zhuhai	50,0	37.731 3)	-16.976 4)
Mittelbarer Anteilsbesitz:			
Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde	50,0 1)	5.578	-4.648
Vericor Power Systems L.L.C, Atlanta	100,0	2.967 3)	350 4)

1) bezogen auf die Obergesellschaft

2) Ergebnis wurde 2003 übernommen

3) die Umrechnung ist zum Stichtagskurs 31.12.2003 erfolgt

4) die Umrechnung ist mit dem Jahresdurchschnittskurs 2003 erfolgt

Lagebericht der MTU Aero Engines GmbH, München zum 31. Dezember 2003

Das Geschäftsjahr 2003 im Überblick

Das Geschäftsjahr 2003 der MTU Aero Engines GmbH (MTU) war wesentlich durch eine weitere Abschwächung der Nachfrage im Zivilgeschäft geprägt, die sich sowohl im Serien-, als auch im Instandsetzungsgeschäft ausgewirkt hat. Hintergrund dafür waren die Nachwirkungen der Terroranschläge vom 11. September 2001, die kriegerischen Auseinandersetzungen im Irak und die SARS-Krise. Zusätzlich hat der Verfall des US-Dollar-Kurses den Umsatz der MTU reduziert. Daher war die MTU in 2003 gezwungen, erforderliche Anpassungsmaßnahmen zu definieren und deren Umsetzung einzuleiten.

MTU Aero Engines GmbH	2003	2002
Umsatz (in Mio. Euro)	**1.322**	**1.589**
Auslandsanteil (%)	*72*	*76*
Auftragsbestand (in Mio.Euro)	**2.860**	**1.971**
Auftragseingang (in Mio. Euro)	**2.211**	**1.491**
Mitarbeiter (Anzahl am Stichtag)	**5.244**	**5.450**
Ergebnis der gewöhnlichen Geschäftstätigkeit (in Mio. Euro)	**160**	**279**

MTU scheidet aus dem DaimlerChrysler Konzern aus

Am 20. November 2003 wurde der Vertrag zwischen der DaimlerChrysler AG und Kohlberg, Kravis Roberts & Co unterzeichnet, der den Verkauf der MTU zum Jahreswechsel vollzieht.

Durch den Wechsel des Anteilseigners wird sich die Geschäftspolitik der MTU nicht signifikant verändern. Die MTU wird weiterhin zuverlässiger Partner der Systemhersteller, Systemhaus für die Triebwerke der Bundeswehr und führender Anbieter ziviler Instandsetzungsleistungen bleiben.

Lagebericht der MTU Aero Engines GmbH, München zum 31. Dezember 2003

Auftragslage weiter stabil

Beim Umsatz ist gegenüber dem Vorjahr eine Minderung um 16,8 % zu verzeichnen, wobei die Abnahme hauptsächlich auf das zivile Geschäft entfällt. Im Behördengeschäft, in dem das Auslaufen der EJ200 Entwicklung den anlaufenden Serienlieferungen bei den Programmen EJ200 und MTR390 gegenüber steht, ist der Umsatz gegenüber 2002 nur leicht gesunken.
Mit den zivilen Programmen erzielte MTU einen Umsatz von 0,9 Mrd. Euro, der allerdings um 22,7 % unter dem Vorjahresumsatz liegt. Der Rückgang ist zu rd. zwei Drittel durch den Kursverfall des USD bedingt.
Der Umsatz im Behördengeschäft erreichte 0,4 Mrd. Euro, womit er 2,5 % unter dem Vorjahreswert liegt.
Der Auftragseingang bei den zivilen Programmen lag trotz der Kursabschwächung des US-Dollar um 10,3 % über dem Vorjahr. Höhere Auftragseingänge bei PW2000, GP7000 und PW6000 haben die Reduzierungen, insbesondere bei der CF6, der V2500, der PW4000G und bei der PW300/500 überkompensiert. Im wesentlichen durch die Beauftragung der TP400 ist bei den Behördenprogrammen der Auftragseingang um das 2,2-fache angestiegen. Aber auch in anderen Behördenprogrammen, insbesondere der RB199 und der EJ200, waren höhere Auftragseingänge zu verzeichnen.
Damit ist der Auftragsbestand am Jahresende mit 2,9 Mrd. Euro um 45,1 % höher als im Vorjahr. Dieser Auftragsbestand deckt rechnerisch die Beschäftigung für rd. 26 (i. V. 15) Monate.

Ergebnis durch Sondereinflüsse gekennzeichnet

Das Ergebnis der gewöhnlichen Geschäftstätigkeit liegt mit 160 Mio. Euro um 42,7 % unter dem Ergebnis von 2002. Im Vorjahr war allerdings ein wesentlicher Abbau der Verlustvorsorgen für unsere Kurssicherung aufgrund des stärkeren Euro ergebnisverbessernd wirksam, während in 2003 dieser Effekt nicht mehr nennenswert war. Darüber hinaus wurden in 2003 Maßnahmen zu einem sozialverträglichen Personalabbau eingeleitet, die zusätzlich das Ergebnis belasten. Das operative Ergebnis, bereinigt um die Ergebniswirkung der Vorsorgen für Kurssicherung und Personalabbau, ist um 4,7 % gestiegen, obwohl die Aufwendungen für Forschung und Entwicklung für die Zukunftsprogramme GP7000 und PW6000 erneut gesteigert wurden.

Bedingt durch den Gesellschafterwechsel ist im Geschäftsjahr 2003 ein außerordentlicher Ertrag in Höhe von 0,5 Mrd. Euro entstanden. Er betrifft mit 0,3 Mrd. Euro den gruppeninternen Verkauf der MTU Maintenance Hannover GmbH, der MTU Maintenance Berlin-Brandenburg GmbH und der ATENA Gesellschaft für Engineering Services mbH an die MTU Beteiligungsgesellschaft mbH sowie mit 0,2 Mrd. Euro die Einbringung des Grundvermögens samt Gebäuden der MTU in die Grundstücksverwaltungsgesellschaft MTU Aero Engines GmbH & Co. OHG. Dagegen ist durch die Restrukturierung der MTU Maintenance Canada, auch bedingt durch den Antrag auf Gläubigerschutz durch den damaligen Mitgesellschafter Air Canada, ein außerordentlicher Aufwand in Höhe von 0,1 Mrd. Euro durch Abschreibungen auf Darlehen und Buchwert entstanden.

Die außerordentlichen Ergebnisbeiträge waren steuerfrei, wodurch für das außerordentliche Ergebnis kein Steueraufwand auszuweisen war. Die MTU Beteiligungsgesellschaft mbH ist zum 30.11.2003 auf die MTU verschmolzen worden. Das Vermögen der Grundstücksverwaltungsgesellschaft MTU Aero Engines GmbH & Co. OHG ist der MTU zum 30.12.2003 angewachsen, nachdem der zweite Gesellschafter ausgetreten ist. Aufgrund des am 31. Dezember 2003 noch bestehenden Ergebnisabführungsvertrags wurden 0,5 Mrd. Euro Gewinn abgeführt, der die bisher bei der DaimlerChrysler AG angelegte Liquidität weitgehend aufgezehrt hat.
Die MTU war bis zum Jahresende in den DaimlerChrysler Konzern eingebunden. Ein wesentliches Element der Konzernzugehörigkeit ist hierbei das cash-pooling und die Finanzierung durch die Obergesellschaft DaimlerChrysler AG.

Mitarbeiterzahl vermindert

Sozialverträgliche Reduzierung der Mitarbeiter

Die Mitarbeiterzahl der MTU Aero Engines GmbH hat gegenüber dem Vorjahr um 206 auf 5.244 abgenommen. Dies entspricht knapp 4 % der Gesamtbelegschaft. Neueinstellungen erfolgten nur in Ausnahmefällen. Die Ausbildungszahlen blieben jedoch auf Vorjahresniveau. Das Durchschnittsalter der Belegschaft ist mit 42,5 Jahren leicht angestiegen, der Frauenanteil beträgt weiterhin rund13 %.

Weiterbildung

Die Vielfalt im Bildungsangebot wurde auch in diesem Jahr aufrechterhalten und von den Mitarbeitern gezielt genutzt. Das Angebot an fach- und bereichsbezogenen Qualifizierungsmaßnahmen wurde darin weiter ausgebaut. In Summe wurden rund 16.500 Bildungstage verzeichnet, das sind etwas mehr als 3 Bildungstage pro Mitarbeiter.

Betriebsvereinbarungen

Die Notwendigkeit zum Abschluss eines Sozialplans mit Interessenausgleich ergab sich aus den strukturbedingten Personalanpassungsmaßnahmen am Standort München, die sich in den Jahren 2003 und 2004 auswirken.
Ein Jahr nach Einführung von SAP R/3 wird auch das SAP-Modul Human Ressources zum 01. 01. 2004 ergänzend produktiv. Die dazu notwendige Konzernbetriebsvereinbarung SAP-HR wurde im September 2003 abgeschlossen. Damit sind die Voraussetzungen für eine effizientere Verknüpfung sämtlicher Unternehmensprozesse mit den darin enthaltenen Personalprozessen gegeben.
Um die Mitarbeiter weiter am Unternehmenserfolg zu beteiligen, wurde eine Konzernbetriebsvereinbarung über die Erfolgsbeteiligung abgeschlossen. Diese ist für die Jahre 2003 und 2004 gültig und regelt klar die Rahmenbedingungen für die Umsetzung der Erfolgsbeteiligung. Im Zusammenhang mit der Einführung des Entgelt-Rahmen-Tarifvertrags wird der Umgang mit der Erfolgsbeteiligung erneut behandelt.
In Anlehnung an die im DaimlerChrysler-Konzern abgeschlossene Vereinbarung wurde die Konzernbetriebsvereinbarung Partnerschaftliches Verhalten für die MTU-Gruppe übernommen. Damit positioniert sich auch die MTU-Gruppe gesamtheitlich zu den Themen sexuelle Belästigung, Diskriminierung und Mobbing.

Die Durchführung der SiTA-Online (Situationsanalyse) im Oktober und November 2003 wurde durch die Anpassung der Konzernbetriebsvereinbarung in 2003 sichergestellt.

Betriebliches Vorschlagswesen
Unser betriebliches Vorschlagswesen hat 13.185 Verbesserungsvorschläge erhalten. Damit wurde zwar die Vorjahreszahl von 21.190 deutlich unterschritten, durch gezielte Maßnahmen wurde aber die Qualität der Vorschläge gesteigert. Die Beteiligungsquote erreichte 65% und dokumentiert das Bestreben der Mitarbeiter zur weiteren Verbesserung der MTU.

Die Triebwerksprogramme

Als der führende deutsche Triebwerkshersteller entwickelt, fertigt und betreut die MTU Aero Engines GmbH in Kooperation mit europäischen, amerikanischen und japanischen Partnern Antriebe für Verkehrs- und Militärflugzeuge sowie für Hubschrauber und stationäre Gasturbinen.

Die Vermarktung der Triebwerke erfolgt über Kooperationspartner oder gemeinsame Vertriebsgesellschaften. Im militärischen Markt ist MTU in Deutschland Anbieter kompletter Flugzeugantriebe, wobei den Kunden umfassendes technologisches Know-how, die Systemführung und die Instandhaltung dieser Triebwerke geboten werden.

Für die Wartung und Überholung von zivilen Triebwerken und stationären Gasturbinen stehen Tochtergesellschaften in Deutschland, Brasilien, China und Kanada bereit. Das Angebot umfasst kundenspezifische Servicepakete, die jedem Kunden den reibungslosen Betrieb seines Triebwerks bzw. seiner Gasturbine gewährleisten.

Für die Forschung und Entwicklung wurden im Geschäftsjahr 2003 insgesamt 227 Mio. Euro (in 2002: 229) aufgewendet, wovon rund 35 % auf Kundenaufträge entfallen. Dabei liegen die Schwerpunkte weiterhin in den zivilen Programmen, insbesondere bei der GP7000 und der PW6000.

Antriebe für Verkehrsflugzeuge

GP7000
Im Programm GP7000 ist die MTU mit einem Anteil von 22,5% als Risk- und Revenue-Sharing-Partner zusammen mit Pratt & Whitney und General Electric beteiligt. Das Triebwerk ist für den Airbus A380 vorgesehen. Erstkunde der GP7000 ist Air France. Mittlerweile liegen 301 Festbestellungen vor. Nach einem zweiten Großauftrag ist Emirates der größte Kunde der GP7000. Der Erstflug einer A380 mit GP7000 wird für 2006 erwartet.

PW6000

Seit dem 1. Februar 1999 ist MTU bevorzugter Lieferant im Triebwerksprogramm PW6000, das im Airbus A318 eingesetzt wird. MTU ist an der Entwicklung, Produktion und Montage der gesamten Niederdruckturbine beteiligt. In 2002 wurde die MTU darüber hinaus mit der Entwicklung und Fertigung des Hochdruckverdichters betraut. Damit ist MTU als Risk- und Revenue-Sharing-Partner mit 18% am PW6000-Programm beteiligt.
Der erfolgreiche Erstflug einer A318 mit PW6000 fand im Januar 2002 statt. Die ersten Triebwerke sollen ab Mitte 2005 ausgeliefert werden.
Derzeit laufende Kampagnen versprechen ein wachsendes Marktvolumen.

PW4000Growth

Seit 1991 ist die MTU an der Entwicklung und Fertigung der Triebwerksfamilie PW4000Growth mit einem Programmanteil von 12,5% beteiligt, der die Niederdruckturbine umfasst.
Die Indienststellung des in der Boeing 777 installierten Triebwerks erfolgte im Juni 1995. Die schubstärkere Version PW4090 befindet sich seit März 1997 im Serieneinsatz. Von der PW4084 sind derzeit 110 im Flugbetrieb, von der PW4090 sind rund 205 Triebwerke ausgeliefert. Beide Varianten haben sich im Einsatz hervorragend bewährt. Die mit 98 klb schubstärkste Version PW4098 wurde im August 1999 in Dienst gestellt.
Der Marktanteil aller drei Varianten in der B777 liegt derzeit bei rund 25%.

PW2000

Zwischen Pratt & Whitney und MTU wurde 1977 ein Kooperationsvertrag zur Entwicklung und Fertigung der Triebwerksfamilie PW2000 abgeschlossen. Neben Pratt & Whitney und der MTU sind an diesem Programm auch FiatAvio und Volvo Aero Engines beteiligt. Der MTU-Programmanteil umfasst die fünfstufige Niederdruckturbine einschließlich Turbinenaustrittsgehäuse, das Diffusorgehäuse sowie diverse hochwertige Teile der Hochdruckturbine. Das Triebwerk wird in der zivilen Anwendung B757-200/-300 und in der militärischen Anwendung C-17 Globemaster eingesetzt. Insbesondere durch die Entscheidung der US-Regierung zur Beschaffung von weiteren 60 Transportflugzeugen C17 ab 2004 wird auch weiterhin eine positive Entwicklung dieses Programms erwartet.
Die Triebwerkszulassung der leistungsgesteigerten Version PW2043 für die Anwendung in der Boeing 757-300 ist im Juli 2002 erfolgt. Derzeit sind 937 Triebwerke im Flugbetrieb der zivilen B757. Von der militärischen Variante sind über 500 Triebwerke geliefert.

JT8D-200

Bereits im Jahr 1984 wurde zwischen Pratt & Whitney und MTU ein Zusammenarbeitsvertrag für die Fertigung von Niederdruckturbinenschaufeln sowie von Teilen aus verschiedenen Baugruppen für die Triebwerksfamilie JT8D-200 geschlossen.
Derzeit sind ca. 2.100 Triebwerke in der MD80-Familie im Flugeinsatz. Nach Abschluss der Auslieferung der letzen MD80 in 2001 ergeben sich weitere Marktchancen aus geplanten Reengining Programmen des Flugzeugtyps B707 für die militärischen Anwendungen Joint Stars und AWACS.

PW300, PW500

Seit 1990 besteht eine Kooperation mit Pratt & Whitney Canada für Antriebe von leichten und mittelschweren Geschäftsreiseflugzeugen, die sich auf die beiden Triebwerksfamilien PW300 und PW500 erstreckt. Der MTU-Programmanteil umfasst in allen Einzelprogrammen die Entwicklung und Produktion der Niederdruckturbine und des Turbinenaustrittgehäuses.

Das PW305 Triebwerk ist der exklusive Antrieb der Hawker 1000 und des Learjet 60 von Bombardier Aerospace. Das 1998 in Serie gegangene PW306 findet seine Anwendung in der Gulfstream G200 sowie dem Regionalflugzeug 328Jet. Allerdings ist die Zukunft des 328Jet Programms auch nach der Übernahme durch die amerikanische AvCraft noch unklar. In einer weiteren Ableitung kommt das PW306 in der Cessna Citation Sovereign zum Einsatz.
Die beiden PW500 Anwendungen dienen als Exklusivantrieb in der Cessna Citation Bravo (PW530) und der Cessna Citation Excel (PW545). Für die anstehende Modellpflege der Excel wurde ein leistungsgesteigertes Triebwerk PW545B entwickelt.
Die PW307 wurde von Dassault für den neuen Business Jet Falcon 7X ausgewählt, der Mitte 2006 zertifiziert werden soll. Der MTU Entwicklungs- und Fertigungsumfang umfasst die Niederdruckturbine samt Austrittsgehäuse und Mischer.

V2500

1983 gründete MTU mit Pratt & Whitney, Rolls-Royce, Japanese Aero Engines Corporation und FiatAvio die IAE International Aero Engines AG, um das Triebwerk V2500 gemeinsam zu entwickeln, zu fertigen und zu vermarkten. FiatAvio ist als Risk- and Revenue-Sharing Partner inzwischen ausgeschieden, liefert jedoch als Unterlieferant von Rolls-Royce weiterhin Teile.
Der MTU-Anteil umfasst die Niederdruckturbine. Das Triebwerk findet Anwendung in den Airbustypen A319, A320 und A321 sowie in der Boeing MD-90. Die Überlegungen innerhalb des Konsortiums bezüglich eines Nachfolgetriebwerkes laufen kontinuierlich weiter. Es wird erwartet, dass in den Jahren 2010 bis 2012 die Boeing 737 abgelöst wird und das V2500 Nachfolgetriebwerk dann sowohl in Airbus- als auch Boeing-Flugzeugen Verwendung finden wird.
Bis Ende des Jahres sind rund 2.300 Triebwerke ausgeliefert. Der Marktanteil liegt im Vergleich zum Konkurrenztriebwerk CFM56 bei 55 %. In 2003 erreicht die V2500 einen Marktanteil von ca. 80%. In den nächsten Jahren wird die jährliche Produktionsrate bei über 200 Triebwerken liegen.

CF6

Für die Triebwerksfamilie General Electric CF6 fertigt MTU seit 1972 Teile der Hochdruckturbine und des Verdichters. In diesem seit mehr als 30 Jahren laufenden Triebwerksprogramm hat das Ersatzteilgeschäft einen hohen Anteil. Die aktuellen Versionen CF6-80C und CF6-80E kommen in Großraumflugzeugen von Airbus (im Neugeschäft in der A330) und Boeing (im Neugeschäft in der B747-400 und B767) zum Einsatz. Die CF6-80E hat einen zunehmenden Markterfolg in der A330-Anwendung. Seit 1990 sind wir an der von dem CF6-80C Flugtriebwerk abgeleiteten Industriegasturbine LM6000 beteiligt. Nach den überaus erfolgreichen Vorjahren in Folge der Deregulierung des US-Strommarktes erfolgt eine Marktberuhigung im Industriegasturbinengeschäft.
Wegen der hohen Anzahl eingebauter Triebwerke liegen die Ersatzteilbedarfe nach wie vor auf hohem Niveau, derzeit allerdings mit leicht fallender Tendenz.

Antriebe für Militärflugzeuge

EJ200

Zusammen mit Rolls-Royce, FiatAvio und ITP entwickelt und produziert MTU das Triebwerk EJ200 für den Eurofighter. Der MTU-Anteil (33%) umfasst den Nieder- und Hochdruckverdichter, den elektronischen Triebwerksregler und die Durchführung von Triebwerksmontagen und Prüfläufen. Das Ende der Entwicklungsphase wird mit der Erfüllung des FOC-Standards für Anfang 2004 erwartet.

Für die 2. Tranche wurde auf Basis des harmonisierten Programms ein Angebot vorgelegt. Die nationale Preisprüfung für das Basisangebot wurde im Dezember bei MTU abgeschlossen. Eine internationale Vertragsunterzeichnung wird voraussichtlich im 2. Quartal 2004 erfolgen.
Im August 2003 ist das erste Serienflugzeug an die deutsche Luftwaffe übergeben worden. In Manching wird bis zum Beginn des Flugbetriebs im ersten Geschwader Laage das „Service Instructor Pilots Training" durchgeführt.
Seit 22. August 2003 ist die Beschaffung von 18 Flugzeugen für Österreich von der Regierung bestätigt. Zwischen Eurofighter und Eurojet finden jetzt die vertraglichen Verhandlungen zur Lieferung der Triebwerke und deren Initial Support statt.

MTR390

Das in Kooperation mit Turbomeca und Rolly-Royce entwickelte Triebwerk MTR390 für den deutsch-französischen Unterstützungs- und Panzerabwehrhubschrauber TIGER hat die Entwicklungsphase erfolgreich abgeschlossen. Der Programmanteil der MTU konzentriert sich auf das technologisch anspruchsvolle Kerntriebwerk mit Brennkammer und Hochdruckturbine, sowie auf einige Anbaugeräte. Die Unterzeichnung des Beschaffungsvertrages über das erste Los von 320 Triebwerken ist im Januar 2000 erfolgt. Bis Jahresende wurden 37 Serientriebwerke ausgeliefert.
Als ersten Exporterfolg konnte Eurocopter den Verkauf des Tigers nach Australien verbuchen. Damit zusammenhängend wurde in 2003 ein Vertrag über die Lieferung von 48 Triebwerken an Eurocopter verhandelt.
Mit der Entscheidung von Spanien für das Waffensystem Tiger wird nun eine leistungsgesteigerte Version (MTR390 Enhanced) im Zeitraum 2004-2008 entwickelt werden, was die Exportchancen von Zelle und Triebwerk weiter verbessert. In die Entwicklung und Produktion dieses Baumusters wird der spanische Triebwerkhersteller ITP integriert werden. Ein Vorvertrag für die Entwicklung und Produktion soll Anfang 2004 unterzeichnet werden. Die Auslieferungen der ersten Triebwerke in der Konfiguration Enhanced ist für Ende 2008 geplant.

TP400-D6

Der Antrieb für den Transall-Nachfolger A400M wird von dem Konsortium EPI Europrop International GmbH, München, entwickelt. Gesellschafter der EPI sind Rolls-Royce, SNECMA, MTU und ITP.
Der Programmanteil der MTU umfasst den Mitteldruckverdichter und die Mitteldruckturbine in Entwicklung und Produktion sowie eine Beteiligung an der Regelung. Außerdem wird MTU für die Endmontage und die Auslieferung aller Triebwerke verantwortlich sein. Der MTU-Anteil beläuft sich insgesamt auf rd. 22%. MTU plant die Endmontage der Triebwerke am Standort Ludwigsfelde durchzuführen.
Der Vertrag mit der Airbus Military S.L. über Entwicklung, Serienvorbereitung und Produktion des Triebwerks wurde im Mai 2003 unterschrieben. Der Erstflug der A400M ist für das Jahr 2008 geplant.

LV100

Die Gasturbine LV100-5 war für ein Reengining des US-Army-Panzers Abrams M1 vorgesehen. Im Rahmen des Entwicklungsprogramms war MTU für die Nutzturbine und den Wärmetauscher zuständig. Die US-Army hat das LV100 Programm im November 2003 eingestellt.

Lagebericht der MTU Aero Engines GmbH, München zum 31. Dezember 2003

Die MTU-Tochtergesellschaften

MTU Maintenance Hannover GmbH

Die MTU Maintenance Hannover GmbH in Langenhagen bei Hannover ist ein 100%iges Tochterunternehmen der MTU Aero Engines GmbH. Bei der MTU Maintenance Hannover werden die Flugtriebwerke vieler internationaler Luftfahrtgesellschaften überholt und repariert, wobei die hohen Standards hinsichtlich Sicherheit, Zuverlässigkeit und Wirtschaftlichkeit eingehalten werden. Als eine der führenden Firmen der zivilen Triebwerkswartung betreut die MTU Maintenance Hannover Triebwerke von General Electric (CF6-50, CF6-80), International Aero Engines (V2500) sowie CFMI (General Electric/Snecma; CFM56). Für die V2500 ist die MTU Maintenance Hannover weltweiter Marktführer.
Neben der kompletten Triebwerksinstandsetzung überholt die MTU Maintenance Hannover Triebwerksmodule und führt Spezialreparaturen an einem breiten Spektrum von Triebwerkskomponenten durch. Der Servicegrad wird darüber hinaus durch die technische und logistische Beratung, die Unterstützung beim Aufbau eigener Triebwerksüberholkapazitäten der Luftfahrtgesellschaften sowie durch Schulung im eigenen Werk oder beim Kunden erhöht. Zur Angebotsplatte gehören auch die „engine.pool services“. Sie umfassen die Bereitstellung von Ersatzmotoren/-turbinen für Luftfahrtgesellschaften und Betreiber von stationären Gasturbinen. Mit den „engine.pool services“ antwortet die MTU Maintenance Hannover auf die steigende Nachfrage nach umfassender Triebwerksbetreuung und bietet die Vorteile eines "Sorglospaketes" aus einer Hand.
Für die Airline-Industrie war das Jahr 2003 durch die Wirtschaftskrise, dem Irak-Krieg und die SARS-Krise stark belastet. Große amerikanische Fluggesellschaften operieren derzeit unter Gläubigerschutz. Als einer der weltweit führenden MRO-Dienstleister hat sich dies auch bei der MTU Maintenance Hannover in der Auslastung der Kapazitäten negativ ausgewirkt. Zusätzlich wurde der Umsatz durch die Dollarschwäche gegenüber dem Euro stark beeinflusst. Damit hat sich der Umsatz gegenüber dem Vorjahr von 543 Mio. Euro auf 435 Mio. Euro verringert. Der Exportanteil lag erneut bei 93 %.
Im Jahresdurchschnitt 2003 beschäftigte die MTU Maintenance Hannover 1.328 Mitarbeiter. Gegenüber dem Vorjahr ist dies eine Zunahme um 1 %. Die Gesamtzahl der Auszubildenden belief sich zum 31. Dezember 2003 auf 88.
Im Geschäftsjahr wurde die MTU Maintenance Hannover von 11 Luftfahrtbehörden und 12 Kunden auditiert. Das in 2002 aufgebaute und nach DIN/ISO/EN 9001/2000 zertifizierte Managementsystem wurde 2003 durch das Thema Umweltmanagement ergänzt und zum Integrierten Managementsystem ausgebaut. Die erfolgreiche Zertifizierung gem. DIN/ISO/EN 14001 und die Validierung nach der Europäischen Öko Audit Verordnung EMAS wurde im Dezember 2003 durchgeführt.
Die MTU Maintenance Hannover erwartet für das Geschäftsjahr 2004 die Auslastung ihrer Kapazitäten auf dem Niveau des Vorjahres.

MTU Maintenance Berlin-Brandenburg GmbH

Die MTU Maintenance Berlin-Brandenburg GmbH in Ludwigsfelde bei Berlin ist ein 100%-iges Tochterunternehmen der MTU Aero Engines GmbH. Sie ist im Bereich der Instandsetzung und Reparatur von Flugtriebwerken und Industriegasturbinen tätig. Durch gute Performance, Zuverlässigkeit und Kundenorientierung konnte das Unternehmen seine Wettbewerbsposition in allen Bereichen weiter verbessern.

Im Bereich der Flugtriebwerke ist die MTU Maintenance Berlin-Brandenburg ein anerkannter Partner für die Reparatur und Überholung von Triebwerken der Serien PT6A, JT15D, PW200 und PW300 des Herstellers Pratt & Whitney Canada. Darüber hinaus konnte das Produktportfolio um die Reparatur und Überholung des Antriebes CF34 des amerikanischen Herstellers General Electric erweitert werden, für das im Jahr 2003 die ersten Überholungen durchgeführt wurden.
Außer Flugtriebwerken repariert und überholt die MTU Maintenance Berlin-Brandenburg Industriegasturbinen von General Electric (LM2500, LM5000, LM6000) und Vericor Power Systems (ASE40/50, TF40/50). In diesem Jahr konnte die MTU trotz des harten Wettbewerbs insbesondere des Hauptkonkurrenten General Electric seine Position am Markt weitgehend verteidigen. Der leicht gesunkene Umsatz im Vergleich zum Vorjahr ist auf ein insgesamt geringeres Marktvolumen zurückzuführen.
Als drittes Standbein montiert die MTU Maintenance Berlin-Brandenburg die Niederdruckmodule der Risk und Revenue Sharing Programme der MTU. Hier ist ein weiterer Rückgang entsprechend der Auslieferung von Neuflugzeugen zu verzeichnen.
Das Projekt TP 400-D6 Endmontage wurde soweit vorangetrieben, dass mit dem Bau des Sea level Prüfstandes Anfang 2004 begonnen werden kann.
Der Umsatz der MTU Maintenance Berlin-Brandenburg ging um 10 Mio. Euro auf 118 Mio. Euro zurück, was im wesentlichen auf einen Rückgang im Bereich der PWC Flugtriebwerke und einen niedrigeren Umsatz im Bereich der Industriegasturbinenzurückzuführen ist. Im Jahresdurchschnitt wurden 418 (i. V. 426) Mitarbeiter beschäftigt.
Für das Jahr 2004 rechnet die MTU Maintenance Berlin-Brandenburg trotz der weltweit schwierigen Entwicklung auch unterstützt durch den weiteren Hochlauf der CF34 wieder mit einem Umsatzanstieg.

Pratt & Whitney Canada Customer Support Centre GmbH

Die Pratt & Whitney Canada Customer Support Centre GmbH (CSC) in Ludwigsfelde bei Berlin ist ein 50/50 Joint Venture zwischen der MTU Maintenance Berlin-Brandenburg GmbH sowie Pratt & Whitney Canada, Montreal. Das CSC ist im Bereich der Instandsetzung und Reparatur von Flugtriebwerken tätig und konnte seit der Gründung in 1992 eine führende Marktposition in der Region Europa, Afrika und Naher Osten einnehmen.
Im abgelaufenen Jahr ist der Umsatz mit 129 Mio. Euro um 9 % unter dem Vorjahr geblieben, was hauptsächlich auf dem Rückgang des US-Dollar-Kurses beruht. Als reine Vertriebsgesellschaft beschäftigt das CSC 21 Mitarbeiter. Sie verteilen sich auf zwei Standorte in Ludwigsfelde bei Berlin und Southampton / UK.

MTU Maintenance Canada Ltd.

Die in 1998 gegründete MTU Maintenance Canada Ltd. mit Sitz in Richmond bei Vancouver, British Columbia, hat im ersten Quartal 2003 erfolgreich umfangreiche Kostenreduzierungsmaßnahmen eingeleitet und eine deutliche Trendwende gezeigt. Die anhaltende Krise in der Luftfahrtindustrie hat den Hauptkunden und Minderheitsgesellschafter, Air Canada, im zweiten Quartal 2003 gezwungen, Gläubigerschutz zu beantragen. Ausgelöst durch den Wegfall des Air Canada Geschäfts war es für MTU Maintenance Canada erforderlich, die Kapazitäten um 60% zu reduzieren und weitere umfangreiche Kostensenkungsmaßnahmen einzuleiten. Die MTU hat im vierten Quartal 2003 die restlichen Anteile der MTU Maintenance Canada übernommen und ist nunmehr alleiniger Gesellschafter. Die finanzielle Sanierung wurde mit einem Darlehenserlass vom Gesellschafter MTU erreicht. Der gesamte Restrukturierungsprozess wurde im dritten und vierten Quartal 2003 wei-

testgehend abgeschlossen. Die Zahl der Mitarbeiter musste um 205 auf 127 reduziert werden. Für die kommenden Jahre wird ein ausgeglichenes Ergebnis erwartet.

MTU Maintenance Zhuhai Comp. Ltd.

Mit China Southern Airlines vereinbarte MTU im Jahr 1999 ein 50/50-Joint Venture zur Triebwerkswartung. Am 6. April 2001 wurde die MTU Maintenance Zhuhai Comp. Ltd. in Zhuhai / China mit der Erteilung der Business License gegründet.
In 2002 wurde das Unternehmen in der Freihandelszone von Zhuhai auf einem für 50 Jahre gepachteten Grundstück errichtet. Am 5. November 2002 fand die offizielle Eröffnung statt. Die Gesamtinvestitionen des Joint Ventures werden sich bis 2010 auf rd. 100 Mio. US-Dollar belaufen, von denen bis Ende 2003 ca. drei Viertel erfolgt sind.
Das operative Geschäft wurde im Januar 2003 erfolgreich mit der Wartung von V2500 Triebwerken gestartet, erlitt aber durch die Folgen der SARS-Krise und des Irakkrieges im Frühjahr 2003 einen Einbruch. Entgegen den Annahmen erholte sich der Luftfahrtsektor in China Ende des dritten Quartals 2003 zusehends, so dass 25 Shop Visits erreicht wurden.
Neben der V2500 A5 wurde auch die CFM 56-3 im dritten Quartal dieses Jahres erfolgreich eingeführt. Zusätzlich zu der Modulzerlegung wurde die Fertigungstiefe um Reparaturen der Stufe 1 erweitert. Weitergehende Reparaturen werden bei der MTU Maintenance Hannover durchgeführt. Auf dem Prüfstand wurde der Korrelationslauf für die V2500 im Juli 2003 erfolgreich durchgeführt, womit er für die Abnahmeläufe dieser Triebwerke zugelassen ist.
Zum Jahresende beschäftigt die Maintenance Zhuhai Comp. Ltd. 256 Mitarbeiter.

MTU Maintenance do Brasil Ltda.

Die MTU Maintenance do Brasil Ltda., Campinas, in der Nähe von Sao Paulo gelegen, betreibt bisher mit 4 Mitarbeitern die Akquisition von Aufträgen für die Instandhaltung von Flugtriebwerken und stationären Gasturbinen. Der erste große Erfolg war der Abschluss eines Wartungsvertrages mit TAM für deren V2500-Triebwerke.

MTU Aero Engines North America Inc.

Auf die Holdinggesellschaft MTU Aero Engines North America Inc., Newington/CT (AENA), deren Anteile zu 100 % der MTU-M gehören, wurden mit Wirkung zum 31. Juli 2003 die MTU Aero Engine Design Inc., Rocky Hill/CT und die MTU Aero Engine Components Inc., Newington/CT verschmolzen.
Am Standort Rocky Hill bestehen Entwicklungskapazitäten in unmittelbarer Nähe unseres Kooperationspartners Pratt & Whitney. Wesentliche Aufgaben im Jahr 2003 bezogen sich auf Entwicklungsarbeiten für die Triebwerksprogramme GP7000, PW6000 und PW300. Zusätzlich konnten erste direkte Aufträge von Pratt & Whitney für militärische Entwicklungsarbeiten akquiriert werden. Schwerpunkt im nächsten Jahr wird neben Entwicklungsarbeiten für die bestehenden Programme die Ausweitung der direkten Entwicklungsaufträge sein.

Am Standort Newington fertigt die AENA rotierende Bauteile wie z. B. Scheiben und Dichtringe für weitgehend alle wichtigen militärischen und zivilen Triebwerksanwendungen. Kunden sind die weltweit führenden Triebwerkshersteller. Die Fertigung von Turbopumpen für das US-Spaceshuttle-Programm verdeutlicht eindrucksvoll die Kompetenz unseres Unternehmens. In 2003 erweiterte die AENA ihre Fertigungskompetenz um die IBR/Blisk Technologie im militärischen und zivilen Bereich. So konnten die ersten F119 Serien IBR/Blisk sowie weitere PW6000 Entwicklung IBR/Blisk an unsere Kunden ausgeliefert werden. Im Repairbereich konnten im schwierigen Umfeld weitere Kunden auf dem asiatischen Markt gewonnen werden.
Ingesamt beschäftigte die AENA zum Jahresende 209 Mitarbeiter.
Neben der Stabilisierung des Fertigungsprozesses werden für das nächste Jahr Schwerpunkte in der Fertigungsvorbereitung für zusätzliche Aufträge für die Triebwerksprogramme V2500, PW2000 und PW300 liegen.

Vericor Power Systems LLC

Vericor Power Systems LLC (Vericor) ist eine 100%ige Tochtergesellschaft der MTU Aero Engines mit Sitz in Atlanta/GA. Vericor wurde 1999 als 50/50-Joint Venture mit Honeywell International, Inc. gegründet. In 2002 hat MTU alle Anteile übernommen. Vericor ist weltweit verantwortlich für Vermarktung, Vertrieb und Betreuung der Gasturbinen ASE8, ASE40, ASE50, TF40 und TF50 im Leistungsbereich von 0,5 bis 15 MW, die für industrielle und maritime Anwendungen eingesetzt werden. Im Industriebereich fokussiert sich Vericor Power Systems auf den Vertrieb von schlüsselfertigen Kraft-Wärmekopplungsanlagen, Stromerzeugungsanlagen und OEM Gasturbinen. Im maritimen Bereich werden Vericor Power Systems Produkte sowohl kommerziell als auch militärisch verwendet. Die Wartung, Instandhaltung und Reparatur der von Vericor vertriebenen Produkte wird durch ein weltweites Netz von MTU Service Centern sowie regionalen Partnern gewährleistet. Die Gesellschaft beschäftigte zum 31.12.2003 insgesamt 36 Mitarbeiter.

ATENA Gesellschaft für Engineering Services mbH

Die ATENA Gesellschaft für Engineering Services mbH (ATENA), seit Anfang 2002 eine 100%ige Tochter der MTU Aero Engines GmbH, bietet hochwertige Engineering- und Technologie-Dienstleistungen in den Bereichen Turbosystems, Aerospace, Automotive sowie Information Communication Technology an.
Die Dienstleistungen umfassen die Bereiche Produktgestaltung, d.h. Konstruktion und Analytik, Produktionsvorbereitung sowie Elektronik, Hardware- und Softwareentwicklung mit Schwerpunkt "sicherheitskritische" Elektronik, IT-Dienstleistungen und Projektmanagement. Dabei werden sämtliche Stufen bearbeitet, von der Detailaufgabe bis hin zu komplexen Systemlösungen. Zu den Kunden der ATENA zählen alle namhaften Hersteller und Zulieferer von Flugzeugen und Hubschraubern in Deutschland sowie ein Großteil der Hersteller und Zulieferer der deutschen Automobilindustrie.
ATENA hat neben ihrer Zentrale in München Zweigniederlassungen in vielen Regionen Deutschlands und eine Tochtergesellschaft in Indien.
Das Unternehmen beschäftigte zum Jahresende 527 Mitarbeiter in Deutschland und 13 Mitarbeiter in Indien.

Ceramic Coating Center

Gemeinsam mit Snecma hat MTU im Jahr 1999 zur Erweiterung der Kernkompetenzen in der Fertigung für das Aufbringen von keramischen Schichten auf hochbelastete Bauteile dieses 50/50-Joint Venture gegründet. Der Aufbau des Ceramic Coating Center SAS (CCC) in Chatellerault bei Paris wurde im Dezember 2001 mit der Eröffnung abgeschlossen. Nach Abschluss des Testbetriebes wurde die Serienproduktion im September 2002 aufgenommen.
Neben dem bestehenden Produktportfolio (CF6-80 / LM6000, CFM56-5, M88) laufen bereits Vorbereitungen für neue Schaufeltypen (GP7000, CFM56-7).
Das CCC beschäftigt derzeit 18 Mitarbeiter.

Risiken der künftigen Entwicklung

Marktrisiken

Um die Schwankungen des zivilen Flugzeugmarktes auszugleichen, verstärkt MTU das Angebot in Richtung Bestandsmarkt. Sinkende Flugzeugverkäufe lassen ein stärkeres Ersatzteilgeschäft und erhöhte Wartungsleistungen erwarten. Zusätzlich nivellieren sich die Marktrisiken durch das weit gefächerte Angebot in nahezu allen Leistungsklassen der Flugtriebwerke und der stationären Gasturbinen.

Katastrophenrisiken

Im Behördengeschäft ist MTU durch Freistellungen weitgehend von der Haftung für Produktrisiken befreit. Die verbleibenden Haftungen, insbesondere aus dem Zivilgeschäft, sind durch Versicherungen mit umfassender Deckung abgesichert. Hierzu zählt insbesondere die Luftfahrthaftpflicht. Die anderen bestandsgefährdenden Risiken aus Feuer und Betriebsunterbrechung sind ebenfalls versichert, wobei in 2003 ein Selbstbehalt in Höhe von 25 Mio. EURO galt. Dieser ist ab 1. Januar 2004 auf 250.000, EURO reduziert. Nicht versichert ist aufgrund der übermäßig hohen Prämien das Terrorrisiko.
Weitere Versicherungen bestehen für nicht bestandsgefährdende Risiken. Durch die Zertifizierung des Umweltmanagements nach DIN EN ISO 14 001 ist davon auszugehen, dass Umweltrisiken nur in geringem Umfang auftreten können.

Wechselkursrisiken

Die Wechselkursrisiken des Geschäfts betreffen überwiegend Exportüberschüsse aus dem US-Dollar-Raum. Einen wesentlichen Teil des Saldos aus US-Dollar-Einnahmen und -Ausgaben (Net Exposure) sichert MTU durch Devisenterminverkäufe ab. Die derzeitigen Sicherungen reichen bis in das Jahr 2006.

Risk-Management

In der MTU existiert ein dem Vorsitzenden der Geschäftsführung zugeordnetes Risk-Management für die Erkennung, Bewertung und Begrenzung von Risiken . Anhand von konzerneinheitlichen Richtlinien werden damit systematisch mehrmals im Jahr die Risiken identifiziert und mögliche Abwehrmaßnahmen festgelegt.

Ausblick

Auch in 2003 ist die erwartete Erholung der zivilen Luftfahrt nicht eingetreten. Vielmehr wurde die wirtschaftliche Lage vieler Luftfahrtgesellschaften insbesondere durch die SARS-Krise weiter belastet. Allerdings bestehen Anzeichen, dass eine Erholung im Luftverkehr in 2004 eintreten wird.
Für das Behördengeschäft wurden in 2003 durch die Beschaffung der A400M die Weichen so gestellt, dass dieser Geschäftsbereich für die nächsten Jahre auf einer sicheren Grundlage ausgelastet wird.
Daher erwarten wir für das Geschäftsjahr 2004 im Zivilgeschäft leichte Zuwächse gegenüber 2003, die jedoch durch eine weitere Abschwächung des US-Dollarkurses gebremst werden könnten. Durch die Serienlieferungen in den Programmen EJ200 und MTR390 gehen wir im Behördengeschäft von einem stabilen Umsatz aus.

Bestätigungsvermerk des Abschlussprüfers

Wir haben den Jahresabschluss unter Einbeziehung der Buchführung und den Lagebericht der MTU Aero Engines GmbH, München, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2003 geprüft. Die Buchführung und die Aufstellung von Jahresabschluss und Lagebericht nach den deutschen handelsrechtlichen Vorschriften liegen in der Verantwortung der Geschäftsführung der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung und über den Lagebericht abzugeben.

Wir haben unsere Prüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, Jahresabschluss und Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der Geschäftsführung sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der MTU Aero Engines GmbH. Der Lagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar.

München, den 28. Januar 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

WIRTSCHAFTS-PRÜFUNGS-GESELLSCHAFT SIEGEL
KPMG DEUTSCHE TREUHAND-GESELLSCHAFT AKTIENGESELLSCHAFT WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT - BERLIN UND FRANKFURT a. M. -

Höfer — Wirtschaftsprüfer

Harrieder — Wirtschaftsprüfer

Bei Veröffentlichungen oder Weitergabe des Jahresabschlusses und/oder des Lageberichts in einer von der bestätigten Fassung abweichenden Form (einschließlich der Übersetzung in andere Sprachen) bedarf es zuvor unserer erneuten Stellungnahme, sofern hierbei unser Bestätigungsvermerk zitiert oder auf unsere Prüfung hingewiesen wird; wir weisen insbesondere auf § 328 HGB hin.

Gesellschaftsrechtliche Grundlagen

Sitz	München
Handelsregister	Die Gesellschaft ist im Handelsregister des Amtsgerichts München unter HRB 1035 eingetragen.
Gegenstand des Unternehmens	Gegenstand des Unternehmens ist die Entwicklung, Herstellung und der Vertrieb von Verbrennungskraftmaschinen (insbesondere Gasturbinen und Motoren) und Getrieben sowie deren Regelungs- und Überwachungseinrichtungen einschließlich deren Zubehör und Ersatzteilen für Land-, Luft- und Wasserfahrzeuge sowie für stationäre Verwendung. Die Gesellschaft ist ferner befugt, andere industrielle Erzeugnisse zu entwickeln, herzustellen, zu erwerben und zu vertreiben. Sie kann ferner Dienstleistungen, die im Zusammenhang mit der Entwicklung, Herstellung und dem Vertrieb vorerwähnter Erzeugnisse stehen, erbringen. Außerdem darf die Gesellschaft andere Unternehmen jeglicher Art errichten, von Dritten erwerben oder sich in beliebiger Form daran beteiligen.
Satzung	Die Satzung in der derzeit gültigen Fassung datiert vom 7. September 2000.
Geschäftsjahr	Kalenderjahr
Stammkapital und Kapitalverhältnisse	Das voll eingezahlte Stammkapital beträgt TEUR 80.068. Die Geschäftsanteile wurden bis zum 31. Dezember 2003 in Höhe von 94,9 % (= TEUR 75.984) von der DCLRH-Bet und in Höhe von 5,1 % (= TEUR 4.084) von der DCLRH gehalten. MTU-M war bis zum 31. Dezember 2003 ein Tochterunternehmen (§ 290 HGB) der DCLRH-Bet, diese ist ein Tochterunternehmen der DCAG. Sämtliche Anteile an der MTU-M wurden mit Wirkung zum Ablauf des Geschäftsjahres 2003 an Kohlberg, Kravis Roberts & Co. veräussert.

Ergebnisabführungsverträge und Organschaften

Mit der Dasa besteht ein Ergebnisabführungsvertrag in der Fassung vom 27. Oktober 1992, dem die DCLRH mit Vertrag vom 27. November/21. Dezember 2000 beigetreten und in alle Rechte und Pflichten eingetreten ist. Die Eintragung der Änderung im Handelsregister ist am 1. Februar 2001 erfolgt.
Die Dasa ist nach der Veräußerung ihrer Anteile aus dem Ergebnisabführungsvertrag ausgetreten.

Zur DCLRH bzw. zu deren Mutterunternehmen DCAG lag bis zum 31. Dezember 2003 für die Körperschaft-, Gewerbe- und Umsatzsteuer eine Organschaft vor. Innerhalb der Organschaft wird die Körperschaftsteuer zum Regelsteuersatz und die Gewerbesteuer unter Zugrundelegung eines durchschnittlichen Hebesatzes umgelegt.

Die MTU-M hat ihrerseits mit den folgenden Gesellschaften Ergebnisabführungsverträge abgeschlossen:

	seit
MTU Maintenance Hannover GmbH, Langenhagen bei Hannover	1979
MTU-Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, München	1984
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	1991

Mit den genannten Gesellschaften besteht körperschaft-, gewerbe- und umsatzsteuerliche Organschaft.

Vorjahresabschluss

In der Gesellschafterversammlung vom 10. März 2003 ist der von der Geschäftsführung aufgestellte, von uns geprüfte und mit dem uneingeschränkten Bestätigungsvermerk versehene Jahresabschluss zum 31. Dezember 2002 nebst Lagebericht vorgelegt und der Jahresabschluss festgestellt worden.

Größe der Gesellschaft	Die Gesellschaft ist i.S.d. § 267 Abs. 3 HGB eine große Kapitalgesellschaft.
Steuerliche Verhältnisse	Die derzeit laufende steuerliche Außenprüfung umfasst den Zeitraum 1994 bis 1999 hinsichtlich Körperschaft-, Gewerbe- und Umsatzsteuer sowie für die Vermögensteuer die Jahre 1995 bis 1996.

Wirtschaftliche Grundlagen der Gesellschaft

Tätigkeitsgebiet

Das Programm der Gesellschaft umfasst --gegenüber dem Vorjahr unverändert-- Entwicklung, Bau und Wartung von Flugtriebwerken im Rahmen von Kooperationen mit führenden Triebwerkherstellern für Flugzeuge, Hubschrauber und andere Anwendungen.

Als Obergesellschaft übt die MTU-M Holdingfunktionen aus.

Wesentliche Kennzahlen

In der folgenden Übersicht sind den Angaben für den Berichtszeitraum die Zahlen des vorangegangenen Geschäftsjahres gegenübergestellt:

	2003	2002
	TEUR	TEUR
Umsatzerlöse	1.321.598	1.589.072
Bruttoergebnis vom Umsatz	195.469	261.993
Materialaufwand	811.971	848.302
Personalaufwand	368.569	366.360
Belegschaft am Jahresende	5.244	5.450
Belegschaft im Jahresdurchschnitt	5.325	5.389
Investitionen Sachanlagen und immaterielle Vermögensgegenstände	301.528	33.879
Abschreibungen Sachanlagen und immaterielle Vermögensgegenstände	40.663	38.281
Investitionen Finanzanlagen	470.562	73.559
Ergebnisabführung	535.124	220.987
Aufgrund von Ergebnisabführungsverträgen übernommene Gewinne	6.869	9.785
Auftragseingang	2.210.550	1.490.698

	31.12.2003	31.12.2002
	TEUR	TEUR
Bilanzsumme	1.170.292	1.305.122
Anlagevermögen	881.965	615.441
Anlagenintensität	75,4	47,2
Vorräte	226.250	231.040
Vorratsintensität	19,3	17,7
Eigenkapital	110.627	124.186
Eigenkapitalanteil	9,5	9,5
Auftragsbestand	2.860.026	1.971.073

Auftragseingang und Auftragsbestand

Der Auftragseingang erhöhte sich um 48,3 % (i.Vj. Rückgang um 0,9 %), wobei der Anstieg im Wesentlichen bei den militärischen Triebwerksprogrammen TP400, EJ200 und RB199 im Leistungsbereich Fertigung zu verzeichnen war. Im Zivilgeschäft ergab sich trotz des schwächeren US-$ ebenfalls eine Zunahme (+ 10,3 %), wobei die gestiegenen Auftragseingänge im Leistungsbereich Fertigung bei den Triebwerksprogrammen PW6000, PW2000 und GP7000 durch den Rückgang bei den Programmen CF6, PW4000G, V2500 und PW300/500 teilweise kompensiert worden sind.

Der Auftragseingang setzt sich angabegemäß wie folgt zusammen:

	2003		2002	
	TEUR	%	TEUR	%
Nach strategischen Geschäftseinheiten				
Behördengeschäft	868.715	39,3	274.575	18,4
Zivilgeschäft	1.341.835	60,7	1.216.123	81,6
	2.210.550	100,0	1.490.698	100,0
Nach Leistungsbereichen				
Fertigung	1.842.663	83,3	1.269.781	85,2
Instandsetzung und Dienstleistungen	202.880	9,2	182.467	12,2
Entwicklung	165.007	7,5	38.450	2,6
	2.210.550	100,0	1.490.698	100,0

Der Auftragseingang übertraf die Umsatzerlöse, so dass der Auftragsbestand um 45,1 % zunahm.

Der Auftragsbestand setzt sich angabegemäß wie folgt zusammen:

	31.12.2003		31.12.2002	
	TEUR	%	TEUR	%
Nach strategischen Geschäftseinheiten				
Behördengeschäft	1.211.039	43,1	791.173	40,1
Zivilgeschäft	1.648.987	56,9	1.179.900	59,9
	2.860.026	100,0	1.971.073	100,0
Nach Leistungsbereichen				
Fertigung	2.585.326	90,3	1.811.954	91,9
Instandsetzung und Dienstleistungen	98.567	3,5	114.469	5,8
Entwicklung	176.133	6,2	44.650	2,3
	2.860.026	100,0	1.971.073	100,0

Investitionen

Die Investitionen in Sachanlagen (TEUR 299.479) lagen um das 8-fache höher als im Vorjahr, wobei zu berücksichtigen ist, dass davon TEUR 257.319 auf die Immobilien entfallen, die während des Berichtsjahres an die Grundstücksverwaltungsgesellschaft MTU Aero Engines GmbH & Co. OHG zu Verkehrswerten eingebracht worden und zum 30. Dezember 2003 wieder der MTU-M angewachsen sind.

Der Schwerpunkt der übrigen Zugänge lag im Berichtsjahr bei der Betriebs- und Geschäftsausstattung sowie den Technischen Anlagen und Maschinen und betraf überwiegend programmgesteuerte Maschinen und Sondermaschinen. Darüber hinaus wurden im Rahmen der Anderen Anlagen sowie der Betriebs- und Geschäftsausstattung vermehrt DV-Hardware und Sonderbetriebsmittel angeschafft bzw. hergestellt.

Die Finanzinvestitionen des Berichtsjahres betreffen überwiegend diejenigen Anteile an der MTU-H, MTU-BB und ATENA, die unterjährig zu Verkehrswerten an die MTU Beteiligungsgesellschaft mbH veräußert worden sind und im Rahmen der Verschmelzung dieser Gesellschaft zum 30.November 2003 wieder bei der MTU-M zugegangen sind.

Belegschaft

	31.12.2003	31.12.2002	Veränderung
	Anzahl	Anzahl	Anzahl
Lohnempfänger	2.061	2.197	- 136
Gehaltsempfänger	2.913	2.997	- 84
Auszubildende	159	159	0
Werkstudenten und Praktikanten	111	97	+ 14
	5.244	5.450	- 206
Beschäftigte im Jahresdurchschnitt	5.325	5.389	- 64

Die tariflich vereinbarte wöchentliche Arbeitszeit beträgt derzeit 35 Stunden; dies gilt auch für Auszubildende und Praktikanten. Die vertraglich vereinbarte wöchentliche Arbeitszeit für leitende Führungskräfte beträgt unverändert 40 Stunden. Darüber hinaus ist mit dem überwiegenden Teil der außertariflichen Mitarbeiter und einem Teil der Tarifangestellten individuell eine wöchentliche Arbeitszeit von 39 bzw. 36,5 Stunden vereinbart.

Altersversorgung

Für Geschäftsführer, obere Führungskräfte und einen Teil der Führungskräfte bestehen einzelvertragliche Versorgungszusagen der Gesellschaft. Die Höhe der Anwartschaften für die leitenden Führungskräfte richtet sich nach den anrechnungsfähigen Dienstjahren bis zum Rentenalter von 65 Jahren und der zugesagten Höchstpension.

Den übrigen Arbeitnehmern (gewerbliche Mitarbeiter, Angestellte, außertarifliche Angestellte und zum Teil Führungskräfte) wird auf der Grundlage der mit Betriebsvereinbarung zum 1. Januar 1998 geänderten Versorgungsordnung im damaligen DaimlerChrysler Aerospace-Konzern (VO 1997) eine Betriebsrente (Alters- und Erwerbsunfähigkeitsrente oder Hinterbliebenenrente) gewährt.

Die Höhe der Einzelansprüche ergibt sich aus dem rentenfähigen Einkommen und der Zahl der anrechnungsfähigen Dienstjahre (maximal vom 25. bis zum 65. Lebensjahr).

Die Pensionsverpflichtungen der Gesellschaft sind durch Rückstellungen in vollem Umfang gedeckt.

Die MTU-M-UK gewährt gemäß Leistungsplan laufende und einmalige Beihilfen. Das tatsächliche Kassenvermögen der Unterstützungskasse --am 31. Dezember 2003 TEUR 6.392-- liegt nach Berechnungen der Gesellschaft im Rahmen des ertragsteuerlich zulässigen Kassenvermögens; es deckt die Verpflichtungen der Unterstützungskasse (zu Teilwerten nach § 6a EStG) nicht vollständig. Der Fehlbetrag, für den die MTU-M als Trägerunternehmen haftet, beträgt TEUR 13.334 (Anhangangabe gemäß Artikel 28 Abs. 2 EGHGB, vgl. Anlage 3 Tz. 12).

Für einen Teil der einzelvertraglichen Pensionszusagen besteht eine Rückdeckungsversicherung; der Rückkaufswert ist aktiviert.

Mit Wirkung zum 1. Januar 2004 werden voraussichtlich die laufenden Renten der Eintrittsjahrgänge 1976, 1979, 1982, 1985, 1988, 1991, 1994, 1997 und 2000 nach § 16 BetrAVG um 4,3 % angehoben.

Versicherungsschutz

Die Gebäude, Gebäudeeinrichtungen und Maschinen sowie die Vorräte sind bei einem Konsortium von privaten Versicherungsunternehmen im Rahmen einer Allgefahren-Deckung versichert. Diese Deckung umfasst auch Schäden durch Betriebsunterbrechung.

Eine Stellungnahme zur Angemessenheit des Versicherungsschutzes liegt nicht im Rahmen unseres Prüfungsauftrags. Wir haben uns jedoch bei den wichtigsten Versicherungsverträgen davon überzeugt, dass die Prämien bei Fälligkeit bezahlt worden sind.

KPMG

Übersicht über Daten zu den Verbundenen Unternehmen und Beteiligungen zum 31. Dezember 2003

	Nominalkapital Landeswährung		Anteil der MTU-M
			%
Anteile an Verbundenen Unternehmen			
Inland			
MTU Maintenance Hannover GmbH, Langenhagen	TEUR	15.339	100,00
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	TEUR	10.226	100,00
RSZ Beteiligungs- und Verwaltungs GmbH, München	TEUR	26	100,00
ATENA Gesellschaft für Engineering Services mbH, München	TEUR	26	100,00
MTU-Versicherungsvermittlungs- und Wirtschaftsdienst-Gesellschaft mbH, München	TEUR	26	100,00
MTU München Unterstützungskasse GmbH, München	TEUR	26	100,00
Ausland			
MTU Aero Engine North America Inc., Rocky Hill/USA	TUS-$	1.010	100,00
MTU Maintenance Canada Ltd., Richmond/Kanada	TCan-$	30.000	100,00
MTU Maintenance do Brasil Ltda., Sao Carlos/Brasilien	TR$	647	99,99
Beteiligungen			
Inland			
EUROJET Turbo GmbH, München	TEUR	1.023	33,00
EPI Europrop International GmbH, München	TEUR	50	28,00
MTU-Turbomeca Rolls-Royce GmbH, Hallbergmoos	TEUR	38	33,33
APA Aero Propulsion Alliance GmbH i. L, München	TEUR	50	24,80
Gesellschaft zur Entsorgung von Sondermüll in Bayern GmbH, München	TEUR	16.052	0,10
Ausland			
MTU Maintenanace Zhuhai Co. Ltd., Zhuhai/China [7]	TCNY	522.294	50,00
Airfoil Services Sdn. Bhd., Shah Alam/Malaysia	TRM	17.600	50,00
IAE International Aero Engines AG, Zürich/Schweiz	TSFR	2.000	12,10
Ceramic Coating Center S.A.S., Paris/Frankreich [7]	TEUR	40	50,00
Turbo-Union Ltd., Bristol/Großbritannien	TEUR	1	39,998

1 Die Umrechnung ist mit dem Jahresdurchschnittskurs erfolgt.
2 Die Umrechnung ist zum Anschaffungsstichtagskurs erfolgt.
3 Es besteht ein EAV.
4 Es liegen keine Angaben vor.
5 Vorjahreszahlen, keine aktuellen Zahlen vorhanden.
6 Mitarbeiter im Jahresdurchschnitt
7 Angaben zum 30. November 2003

Anschaffungs-kosten TEUR	aufgelaufene Abschreibungen TEUR	Buchwert TEUR	Umsatz 2003 TEUR	Jahres-ergebnis 2003	Beschäftigte 31.12.2003
292.876	0	292.876	434.566	1.870 [3]	1.328
93.795	0	93.795	118.148	3.602 [3]	538
19.558	0	19.558	Ø	3	Ø
18.589	0	18.589	40.061	-4.287	527
26	0	26	1.588	930 [3]	Ø
26	26	0	Ø	-593 [5]	Ø
48.471 [2]	0	48.471	27.190 [1]	-4.317 [1]	209
13.239 [2]	9.894	3.345	52.976 [1]	30.257 [1]	127
377 [2]	0	377	542 [1]	42 [1]	4
486.957	9.920	477.037			
337	0	337	564.608 [5]	255 [5]	19
14	0	14	864 [5]	13 [5]	1
13	0	13	39.872 [5]	26 [5]	1
12	0	12	2.064 [5]	36 [5]	4
10	0	10	[4]	[4]	[4]
35.570 [2]	0	35.570	47.069 [1]	-16.976 [1]	244
2.008 [2]	0	2.008	1.041 [1]	-86 [1]	88
147 [2]	0	147	1.936.555 [1/5]	2.761 [1/5]	[4]
3.270	0	3.270	1.477	-1.792	18
2 [2]	0	2	345.346 [5]	0 [5]	[4]
41.383	0	41.383			

Allgemeine Auftragsbedingungen
für
Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften
vom 1. Januar 2002

1. Geltungsbereich

(1) Die Auftragsbedingungen gelten für die Verträge zwischen Wirtschaftsprüfern oder Wirtschaftsprüfungsgesellschaften (im nachstehenden zusammenfassend „Wirtschaftsprüfer" genannt) und ihren Auftraggebern über Prüfungen, Beratungen und sonstige Aufträge, soweit nicht etwas anderes ausdrücklich schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist.

(2) Werden im Einzelfall ausnahmsweise vertragliche Beziehungen auch zwischen dem Wirtschaftsprüfer und anderen Personen als dem Auftraggeber begründet, so gelten auch gegenüber solchen Dritten die Bestimmungen der nachstehenden Nr. 9.

2. Umfang und Ausführung des Auftrages

(1) Gegenstand des Auftrages ist die vereinbarte Leistung, nicht ein bestimmter wirtschaftlicher Erfolg. Der Auftrag wird nach den Grundsätzen ordnungsmäßiger Berufsausübung ausgeführt. Der Wirtschaftsprüfer ist berechtigt, sich zur Durchführung des Auftrages sachverständiger Personen zu bedienen.

(2) Die Berücksichtigung ausländischen Rechts bedarf – außer bei betriebswirtschaftlichen Prüfungen – der ausdrücklichen schriftlichen Vereinbarung.

(3) Der Auftrag erstreckt sich, soweit er nicht darauf gerichtet ist, nicht auf die Prüfung der Frage, ob die Vorschriften des Steuerrechts oder Sondervorschriften, wie z. B. die Vorschriften des Preis-, Wettbewerbsbeschränkungs- und Bewirtschaftungsrechts beachtet sind; das gleiche gilt für die Feststellung, ob Subventionen, Zulagen oder sonstige Vergünstigungen in Anspruch genommen werden können. Die Ausführung eines Auftrages umfaßt nur dann Prüfungshandlungen, die gezielt auf die Aufdeckung von Buchfälschungen und sonstigen Unregelmäßigkeiten gerichtet sind, wenn sich bei der Durchführung von Prüfungen dazu ein Anlaß ergibt oder dies ausdrücklich schriftlich vereinbart ist.

(4) Ändert sich die Rechtslage nach Abgabe der abschließenden beruflichen Äußerung, so ist der Wirtschaftsprüfer nicht verpflichtet, den Auftraggeber auf Änderungen oder sich daraus ergebende Folgerungen hinzuweisen.

3. Aufklärungspflicht des Auftraggebers

(1) Der Auftraggeber hat dafür zu sorgen, daß dem Wirtschaftsprüfer auch ohne dessen besondere Aufforderung alle für die Ausführung des Auftrages notwendigen Unterlagen rechtzeitig vorgelegt werden und ihm von allen Vorgängen und Umständen Kenntnis gegeben wird, die für die Ausführung des Auftrages von Bedeutung sein können. Dies gilt auch für die Unterlagen, Vorgänge und Umstände, die erst während der Tätigkeit des Wirtschaftsprüfers bekannt werden.

(2) Auf Verlangen des Wirtschaftsprüfers hat der Auftraggeber die Vollständigkeit der vorgelegten Unterlagen und der gegebenen Auskünfte und Erklärungen in einer vom Wirtschaftsprüfer formulierten schriftlichen Erklärung zu bestätigen.

4. Sicherung der Unabhängigkeit

Der Auftraggeber steht dafür ein, daß alles unterlassen wird, was die Unabhängigkeit der Mitarbeiter des Wirtschaftsprüfers gefährden könnte. Dies gilt insbesondere für Angebote auf Anstellung und für Angebote, Aufträge auf eigene Rechnung zu übernehmen.

5. Berichterstattung und mündliche Auskünfte

Hat der Wirtschaftsprüfer die Ergebnisse seiner Tätigkeit schriftlich darzustellen, so ist nur die schriftliche Darstellung maßgebend. Bei Prüfungsaufträgen wird der Bericht, soweit nichts anderes vereinbart ist, schriftlich erstattet. Mündliche Erklärungen und Auskünfte von Mitarbeitern des Wirtschaftsprüfers außerhalb des erteilten Auftrages sind stets unverbindlich.

6. Schutz des geistigen Eigentums des Wirtschaftsprüfers

Der Auftraggeber steht dafür ein, daß die im Rahmen des Auftrages vom Wirtschaftsprüfer gefertigten Gutachten, Organisationspläne, Entwürfe, Zeichnungen, Aufstellungen und Berechnungen, insbesondere Massen- und Kostenberechnungen, nur für seine eigenen Zwecke verwendet werden.

7. Weitergabe einer beruflichen Äußerung des Wirtschaftsprüfers

(1) Die Weitergabe beruflicher Äußerungen des Wirtschaftsprüfers (Berichte, Gutachten und dgl.) an einen Dritten bedarf der schriftlichen Zustimmung des Wirtschaftsprüfers, soweit sich nicht bereits aus dem Auftragsinhalt die Einwilligung zur Weitergabe an einen bestimmten Dritten ergibt.

Gegenüber einem Dritten haftet der Wirtschaftsprüfer (im Rahmen von Nr. 9) nur, wenn die Voraussetzungen des Satzes 1 gegeben sind.

(2) Die Verwendung beruflicher Äußerungen des Wirtschaftsprüfers zu Werbezwecken ist unzulässig; ein Verstoß berechtigt den Wirtschaftsprüfer zur fristlosen Kündigung aller noch nicht durchgeführten Aufträge des Auftraggebers.

8. Mängelbeseitigung

(1) Bei etwaigen Mängeln hat der Auftraggeber Anspruch auf Nacherfüllung durch den Wirtschaftsprüfer. Nur bei Fehlschlagen der Nacherfüllung kann er auch Herabsetzung der Vergütung oder Rückgängigmachung des Vertrages verlangen; ist der Auftrag von einem Kaufmann im Rahmen seines Handelsgewerbes, einer juristischen Person des öffentlichen Rechts oder von einem öffentlich-rechtlichen Sondervermögen erteilt worden, so kann der Auftraggeber die Rückgängigmachung des Vertrages nur verlangen, wenn die erbrachte Leistung wegen Fehlschlagens der Nacherfüllung für ihn ohne Interesse ist. Soweit darüber hinaus Schadensersatzansprüche bestehen, gilt Nr. 9.

(2) Der Anspruch auf Beseitigung von Mängeln muß vom Auftraggeber unverzüglich schriftlich geltend gemacht werden. Ansprüche nach Abs. 1, die nicht auf einer vorsätzlichen Handlung beruhen, verjähren nach Ablauf eines Jahres ab dem gesetzlichen Verjährungsbeginn.

(3) Offenbare Unrichtigkeiten, wie z. B. Schreibfehler, Rechenfehler und formelle Mängel, die in einer beruflichen Äußerung (Bericht, Gutachten und dgl.) des Wirtschaftsprüfers enthalten sind, können jederzeit vom Wirtschaftsprüfer auch Dritten gegenüber berichtigt werden. Unrichtigkeiten, die geeignet sind, in der beruflichen Äußerung des Wirtschaftsprüfers enthaltene Ergebnisse in Frage zu stellen, berechtigen diesen, die Äußerung auch Dritten gegenüber zurückzunehmen. In den vorgenannten Fällen ist der Auftraggeber vom Wirtschaftsprüfer tunlichst vorher zu hören.

9. Haftung

(1) Für gesetzlich vorgeschriebene Prüfungen gilt die Haftungsbeschränkung des § 323 Abs. 2 HGB.

(2) Haftung bei Fahrlässigkeit; Einzelner Schadensfall

Falls weder Abs. 1 eingreift noch eine Regelung im Einzelfall besteht, ist die Haftung des Wirtschaftsprüfers für Schadensersatzansprüche jeder Art, mit Ausnahme von Schäden aus der Verletzung von Leben, Körper und Gesundheit, bei einem fahrlässig verursachten einzelnen Schadensfall gem. § 54a Abs. 1 Nr. 2 WPO auf 4 Mio. € beschränkt; dies gilt auch dann, wenn eine Haftung gegenüber einer anderen Person als dem Auftraggeber begründet sein sollte. Ein einzelner Schadensfall ist auch bezüglich eines aus mehreren Pflichtverletzungen stammenden einheitlichen Schadens gegeben. Der einzelne Schadensfall umfaßt sämtliche Folgen einer Pflichtverletzung ohne Rücksicht darauf, ob Schäden in einem oder in mehreren aufeinanderfolgenden Jahren entstanden sind. Dabei gilt mehrfaches auf gleicher oder gleichartiger Fehlerquelle beruhendes Tun oder Unterlassen als einheitliche Pflichtverletzung, wenn die betreffenden Angelegenheiten miteinander in rechtlichem oder wirtschaftlichem Zusammenhang stehen. In diesem Fall kann der Wirtschaftsprüfer nur bis zur Höhe von 5 Mio. € in Anspruch genommen werden. Die Begrenzung auf das Fünffache der Mindestversicherungssumme gilt nicht bei gesetzlich vorgeschriebenen Pflichtprüfungen.

(3) Ausschlußfristen

Ein Schadensersatzanspruch kann nur innerhalb einer Ausschlußfrist von einem Jahr geltend gemacht werden, nachdem der Anspruchsberechtigte von dem Schaden und von dem anspruchsbegründenden Ereignis Kenntnis erlangt hat, spätestens aber innerhalb von 5 Jahren nach dem anspruchsbegründenden Ereignis. Der Anspruch erlischt, wenn nicht innerhalb einer Frist von sechs Monaten seit der schriftlichen Ablehnung der Ersatzleistung Klage erhoben wird und der Auftraggeber auf diese Folge hingewiesen wurde. Das Recht, die Einrede der Verjährung geltend zu machen, bleibt unberührt. Die Sätze 1 bis 3 gelten auch bei gesetzlich vorgeschriebenen Prüfungen mit gesetzlicher Haftungsbeschränkung.

10. Ergänzende Bestimmungen für Prüfungsaufträge

(1) Eine nachträgliche Änderung oder Kürzung des durch den Wirtschaftsprüfer geprüften und mit einem Bestätigungsvermerk versehenen Abschlusses oder Lageberichts bedarf, auch wenn eine Veröffentlichung nicht stattfindet, der schriftlichen Einwilligung des Wirtschaftsprüfers. Hat der Wirtschaftsprüfer einen Bestätigungsvermerk nicht erteilt, so ist ein Hinweis auf die durch den Wirtschaftsprüfer durchgeführte Prüfung im Lagebericht oder an anderer für die Öffentlichkeit bestimmter Stelle nur mit schriftlicher Einwilligung des Wirtschaftsprüfers und mit dem von ihm genehmigten Wortlaut zulässig.

(2) Widerruft der Wirtschaftsprüfer den Bestätigungsvermerk, so darf der Bestätigungsvermerk nicht weiterverwendet werden. Hat der Auftraggeber den Bestätigungsvermerk bereits verwendet, so hat er auf Verlangen des Wirtschaftsprüfers den Widerruf bekanntzugeben.

(3) Der Auftraggeber hat Anspruch auf fünf Berichtsausfertigungen. Weitere Ausfertigungen werden besonders in Rechnung gestellt.

11. Ergänzende Bestimmungen für Hilfeleistung in Steuersachen

(1) Der Wirtschaftsprüfer ist berechtigt, sowohl bei der Beratung in steuerlichen Einzelfragen als auch im Falle der Dauerberatung die vom Auftraggeber genannten Tatsachen, insbesondere Zahlenangaben, als richtig und vollständig zugrunde zu legen; dies gilt auch für Buchführungsaufträge. Er hat jedoch den Auftraggeber auf von ihm festgestellte Unrichtigkeiten hinzuweisen.

(2) Der Steuerberatungsauftrag umfaßt nicht die zur Wahrung von Fristen erforderlichen Handlungen, es sei denn, daß der Wirtschaftsprüfer hierzu ausdrücklich den Auftrag übernommen hat. In diesem Falle hat der Auftraggeber dem Wirtschaftsprüfer alle für die Wahrung von Fristen wesentlichen Unterlagen, insbesondere Steuerbescheide, so rechtzeitig vorzulegen, daß dem Wirtschaftsprüfer eine angemessene Bearbeitungszeit zur Verfügung steht.

(3) Mangels einer anderweitigen schriftlichen Vereinbarung umfaßt die laufende Steuerberatung folgende, in die Vertragsdauer fallenden Tätigkeiten:

a) Ausarbeitung der Jahressteuererklärungen für die Einkommensteuer, Körperschaftsteuer und Gewerbesteuer sowie der Vermögensteuererklärungen, und zwar auf Grund der vom Auftraggeber vorzulegenden Jahresabschlüsse und sonstiger, für die Besteuerung erforderlicher Aufstellungen und Nachweise

b) Nachprüfung von Steuerbescheiden zu den unter a) genannten Steuern

c) Verhandlungen mit den Finanzbehörden im Zusammenhang mit den unter a) und b) genannten Erklärungen und Bescheiden

d) Mitwirkung bei Betriebsprüfungen und Auswertung der Ergebnisse von Betriebsprüfungen hinsichtlich der unter a) genannten Steuern

e) Mitwirkung in Einspruchs- und Beschwerdeverfahren hinsichtlich der unter a) genannten Steuern.

Der Wirtschaftsprüfer berücksichtigt bei den vorgenannten Aufgaben die wesentliche veröffentlichte Rechtsprechung und Verwaltungsauffassung.

(4) Erhält der Wirtschaftsprüfer für die laufende Steuerberatung ein Pauschalhonorar, so sind mangels anderweitiger schriftlicher Vereinbarungen die unter Abs. 3 d) und e) genannten Tätigkeiten gesondert zu honorieren.

(5) Die Bearbeitung besonderer Einzelfragen der Einkommensteuer, Körperschaftsteuer, Gewerbesteuer, Einheitsbewertung und Vermögensteuer sowie aller Fragen der Umsatzsteuer, Lohnsteuer, sonstigen Steuern und Abgaben erfolgt auf Grund eines besonderen Auftrages. Dies gilt auch für

a) die Bearbeitung einmalig anfallender Steuerangelegenheiten, z. B. auf dem Gebiet der Erbschaftsteuer, Kapitalverkehrsteuer, Grunderwerbsteuer,

b) die Mitwirkung und Vertretung in Verfahren vor den Gerichten der Finanz- und der Verwaltungsgerichtsbarkeit sowie in Steuerstrafsachen und

c) die beratende und gutachtliche Tätigkeit im Zusammenhang mit Umwandlung, Verschmelzung, Kapitalerhöhung und -herabsetzung, Sanierung, Eintritt und Ausscheiden eines Gesellschafters, Betriebsveräußerung, Liquidation und dergleichen.

(6) Soweit auch die Ausarbeitung der Umsatzsteuerjahreserklärung als zusätzliche Tätigkeit übernommen wird, gehört dazu nicht die Überprüfung etwaiger besonderer buchmäßiger Voraussetzungen sowie die Frage, ob alle in Betracht kommenden umsatzsteuerrechtlichen Vergünstigungen wahrgenommen worden sind. Eine Gewähr für die vollständige Erfassung der Unterlagen zur Geltendmachung des Vorsteuerabzuges wird nicht übernommen.

12. Schweigepflicht gegenüber Dritten, Datenschutz

(1) Der Wirtschaftsprüfer ist nach Maßgabe der Gesetze verpflichtet, über alle Tatsachen, die ihm im Zusammenhang mit seiner Tätigkeit für den Auftraggeber bekannt werden, Stillschweigen zu bewahren, gleichviel, ob es sich dabei um den Auftraggeber selbst oder dessen Geschäftsverbindungen handelt, es sei denn, daß der Auftraggeber ihn von dieser Schweigepflicht entbindet.

(2) Der Wirtschaftsprüfer darf Berichte, Gutachten und sonstige schriftliche Äußerungen über die Ergebnisse seiner Tätigkeit Dritten nur mit Einwilligung des Auftraggebers aushändigen.

(3) Der Wirtschaftsprüfer ist befugt, ihm anvertraute personenbezogene Daten im Rahmen der Zweckbestimmung des Auftraggebers zu verarbeiten oder durch Dritte verarbeiten zu lassen.

13. Annahmeverzug und unterlassene Mitwirkung des Auftraggebers

Kommt der Auftraggeber mit der Annahme der vom Wirtschaftsprüfer angebotenen Leistung in Verzug oder unterläßt der Auftraggeber eine ihm nach Nr. 3 oder sonstwie obliegende Mitwirkung, so ist der Wirtschaftsprüfer zur fristlosen Kündigung des Vertrages berechtigt. Unberührt bleibt der Anspruch des Wirtschaftsprüfers auf Ersatz der ihm durch den Verzug oder die unterlassene Mitwirkung des Auftraggebers entstandenen Mehraufwendungen sowie des verursachten Schadens, und zwar auch dann, wenn der Wirtschaftsprüfer von dem Kündigungsrecht keinen Gebrauch macht.

14. Vergütung

(1) Der Wirtschaftsprüfer hat neben seiner Gebühren- oder Honorarforderung Anspruch auf Erstattung seiner Auslagen; die Umsatzsteuer wird zusätzlich berechnet. Er kann angemessene Vorschüsse auf Vergütung und Auslagenersatz verlangen und die Auslieferung seiner Leistung von der vollen Befriedigung seiner Ansprüche abhängig machen. Mehrere Auftraggeber haften als Gesamtschuldner.

(2) Eine Aufrechnung gegen Forderungen des Wirtschaftsprüfers auf Vergütung und Auslagenersatz ist nur mit unbestrittenen oder rechtskräftig festgestellten Forderungen zulässig.

15. Aufbewahrung und Herausgabe von Unterlagen

(1) Der Wirtschaftsprüfer bewahrt die im Zusammenhang mit der Erledigung eines Auftrages ihm übergebenen und von ihm selbst angefertigten Unterlagen sowie den über den Auftrag geführten Schriftwechsel sieben Jahre auf.

(2) Nach Befriedigung seiner Ansprüche aus dem Auftrag hat der Wirtschaftsprüfer auf Verlangen des Auftraggebers alle Unterlagen herauszugeben, die er aus Anlaß seiner Tätigkeit für den Auftrag von diesem oder für diesen erhalten hat. Dies gilt jedoch nicht für den Schriftwechsel zwischen dem Wirtschaftsprüfer und seinem Auftraggeber und für die Schriftstücke, die dieser bereits in Urschrift oder Abschrift besitzt. Der Wirtschaftsprüfer kann von Unterlagen, die er an den Auftraggeber zurückgibt, Abschriften oder Fotokopien anfertigen und zurückbehalten.

16. Anzuwendendes Recht

Für den Auftrag, seine Durchführung und die sich hieraus ergebenden Ansprüche gilt nur deutsches Recht.

© IDW-Verlag GmbH · Postfach 32 05 80 · 40420 Düsseldorf · Telefax 02 11/45 61-206

KPMG

RECEIVED
2005 AUG 24 P 9:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Prüfungsbericht

Jahresabschluss
zum 31. Dezember 2002
und Lagebericht

MTU Aero Engines GmbH
München

KPMG

Prüfungsbericht

Jahresabschluss zum 31. Dezember 2002 und Lagebericht

MTU Aero Engines GmbH München

Inhaltsverzeichnis

Anlagen

Abkürzungsverzeichnis

1. Firmen und Behörden

APA	Aero Propulsion Alliance GmbH, München
ATENA	ATENA Gesellschaft für Engineering Services mbH, München
ATP	Aero Tech Peißenberg GmbH, Peißenberg
CSC	Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde
CCC	Ceramic Coating Center S.A.S., Paris/Frankreich
Dasa	DaimlerChrysler Aerospace AG, Ottobrunn
DCAG	DaimlerChrysler AG, Stuttgart
DC Bet	DCLRH Beteiligungs- und Verwaltungsgesellschaft mbH, München
DC Diesel	DaimlerChrysler Dieselantriebe GbR, Friedrichshafen
DCLRH	DaimlerChrysler Luft- und Raumfahrt Holding AG, München
DCR	DCR DaimlerChrysler "Retura" Vermögensverwaltungsgesellschaft mit beschränkter Haftung, Stuttgart
EPI	Europrop International GmbH, München
EUROJET	EUROJET Turbo GmbH, Taufkirchen
Fiat	Fiat Aviazione S.p.A., Turin/Italien
GE	General Electric Co., Cincinnati, Ohio/USA
GRTS	Groupement Turbomeca-SNECMA, Paris, Frankreich
IAI	Israel Aircraft Industries Ltd., Tel Aviv/Israel
IAE	IAE International Aero Engines AG, Zürich/Schweiz
ITP	Industria de Turbo Propulsores, Madrid/Spanien
JAEC	Japanese Aero Engine Corporation, Japan

MTR	MTU Turbomeca Rolls-Royce GmbH, Hallbergmoos
MTU-AENA	MTU Aero Engine North America Inc., Hartford/USA
MTU-AVG	MTU Anlagenvermietung GmbH, München
MTU-BB	MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde
MTU-C	MTU Maintenance Canada Ltd., Richmond/Kanada
MTU do Brasil	MTU Maintenance do Brasil Ltda., Sao Carlos/Brasilien
MTU-F	MTU Friedrichshafen GmbH, Friedrichshafen
MTU-H	MTU Maintenance Hannover GmbH, Langenhagen
MTU-M	MTU Aero Engines GmbH, München
MTU Malaysia	MTU Maintenance Malaysia Sdn. Bhd., Shah Alam/ Malaysia
MTU Zhuhai	MTU Maintenance Zhuhai Company Ltd., Zhuhai/China
MTU-M-UK	MTU München Unterstützungskasse GmbH, München
MTU-VWD	MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, München
PWA	Pratt & Whitney Aircraft, East Hartford, Connecticut/ USA
P & WC	Pratt & Whitney Canada, Quebec/Kanada
RR	Rolls-Royce plc, London/Großbritannien
RSZ	RSZ Beteiligungs- und Verwaltungs GmbH, München
SMCT	Sulzer-MTU Casting Technology GmbH, München
SNECMA	Société Nationale d'Etude et de Construction de Moteurs d'Aviation S.A., Paris/Frankreich
TAM	Transportes Aereos Regionais S.A., Sao Paulo/Brasilien
TU	Turbo-Union Ltd., Bristol/Großbritannien
Volvo	Volvo Aero Corporation, Trollhättan/Schweden

2. Produktionstechnische Begriffe

CF6	Triebwerke (CF 6-6, CF 6-50, CF 6-80A, CF 6-80C/E), die in Zusammenarbeit mit den Firmen GE und SNECMA gefertigt werden, für die Verkehrsflugzeuge Airbus A 300, A 310 sowie A 330, Boeing 747 und 767 sowie McDonnell Douglas MD 11
EJ200	Strahltriebwerk EJ 200 für das Flugzeug European Fighter 2000 (EF 2000) im Auftrag der EUROJET in Zusammenarbeit mit RR, Fiat und ITP
GP7000	Triebwerk, das in Zusammenarbeit mit den Firmen GE und PWA für das Verkehrsflugzeug Airbus A 380 entwickelt und gefertigt wird
J79	Triebwerke der General Electric Co., USA, für das Flugzeug RF 4E (Phantom) in der Version J 79-17
JT8D	Triebwerk JT 8D-200 der Firma PWA für Flugzeuge MD 80, MD 82 und MD 83 sowie für Boeing B707 und B727
Larzac	Triebwerk für Trainingsflugzeug Alpha-Jet der französischen und deutschen Luftwaffe in Zusammenarbeit mit SNECMA, Turbomeca und Rolls-Royce GmbH
LM2500/5000/6000	Gasturbinen für stationäre Anwendungen sowie für Schiffsantriebe in Zusammenarbeit mit GE
LV100	Gasturbine LV100-5 für ein Reengining des US-Army-Panzers Abrams M1, die in Zusammenarbeit mit GE und Honeywell entwickelt wird
MTR390	Triebwerk im Auftrag der MTR in Zusammenarbeit mit den Firmen Turbomeca und RR für die deutsch-französischen Panzerabwehrhubschrauber PAH 2, HAC, HAP sowie UHU (Unterstützungshubschrauber)

PW2037	Triebwerk für Verkehrsflugzeuge (Ilyushin Il-96, Boeing 757) und militärische Transportflugzeuge (McDonnell Douglas C17), das in Zusammenarbeit mit den Firmen PWA, Fiat und Volvo entwickelt und gefertigt wird
PW300	Triebwerk für Geschäftsreiseflugzeuge (z.B. Lear Jet 60, IAI-Galaxy, DO328Jet), das in den Versionen PW 305, PW 306 und PW 307 zusammen mit P & WC entwickelt und gefertigt wird
PW500	Triebwerk für Geschäftsreiseflugzeuge u.a. der Hersteller Cessna und Learjet, das in den Versionen PW 530 und PW 545 zusammen mit P & WC entwickelt und gefertigt wird
PW4000	Triebwerke PW 4084/4090/4098 für das Flugzeug Boeing 777, das in Zusammenarbeit mit PWA entwickelt und gefertigt wird
PW6000	Triebwerk für das Verkehrsflugzeug A 318, das in Zusammenarbeit mit PWA entwickelt und gefertigt wird
RB199	Triebwerk im Auftrag der TU in Zusammenarbeit mit den Firmen RR und Fiat für das Flugzeug Tornado
Tornado	Trinationales Kampfflugzeug mit dem Triebwerk RB 199
TP400	Triebwerk für den Transall-Nachfolger A400M, das von einem Konsortium bestehend aus RR, SNECMA, MTU und ITP angeboten wird
Tyne	Triebwerke der Firma RR, in den Versionen MK 21 und MK 22 für die Flugzeuge Transall und Breguet Atlantic
V2500	Triebwerke V 2500-A1 und V 2500-A5 für die Verkehrsflugzeuge Airbus A 319, A 320 und A 321 sowie V 2500-D5 für das Verkehrsflugzeug McDonnell Douglas MD 90, die in Zusammenarbeit mit PWA, RR und JAEC entwickelt und gefertigt werden.

A. Prüfungsauftrag

In der ordentlichen Gesellschafterversammlung am 8. August 2002 der

MTU Aero Engines GmbH,
München,

--im Folgenden auch kurz "MTU-M" oder "Gesellschaft" genannt--

sind wir zum Abschlussprüfer für das Geschäftsjahr 2002 gewählt worden. Der Aufsichtsrat hat uns demzufolge den Auftrag erteilt, den Jahresabschluss zum 31. Dezember 2002 unter Einbeziehung der Buchführung und den Lagebericht sowie das Risikofrüherkennungssystem zu prüfen.

Dem Auftrag liegen die als Anlage 9 beigefügten Allgemeinen Auftragsbedingungen für Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften in der Fassung vom 1. Januar 2002 zugrunde. Die Höhe unserer Haftung bestimmt sich nach § 323 Abs. 2 HGB. Im Verhältnis zu Dritten sind Nr. 1 Abs. 2 und Nr. 9 der Allgemeinen Auftragsbedingungen maßgebend.

B. Grundsätzliche Feststellungen

I. Stellungnahme zur Lagebeurteilung durch die gesetzlichen Vertreter

1. Wirtschaftliche Lage und Geschäftsverlauf

Der Lagebericht der gesetzlichen Vertreter enthält unseres Erachtens folgende Kernaussagen zur wirtschaftlichen Lage und zum Geschäftsverlauf:

a) Erneute Verbesserung des Jahresergebnisses trotz rückläufiger Umsatzentwicklung

b) Unverändert gute Auftragslage bei leicht steigenden Auftragseingängen im Zivilgeschäft

zu a)

Die Terroranschläge vom 11. September 2001 haben gravierende Auswirkungen auf die internationale Luftfahrt nach sich gezogen. Im Geschäftsjahr 2002 wurde nun auch die MTU-M von der daraus resultierenden abgeschwächten Nachfrage im zivilen Serien- und Instandsetzungsgeschäft erfasst.

Das Ergebnis der gewöhnlichen Geschäftstätigkeit hat sich trotzdem gegenüber der Vorperiode um EUR 108.038 Mio. (= 63,0 %) erhöht. Diese Entwicklung beruht überwiegend darauf, dass im Berichtsjahr aufgrund des rückläufigen US-$-Wechselkurses die im Vorjahr bei steigenden Kursen gebildeten Rückstellungen für Devisentermingeschäfte betreffend die Geschäftsjahre ab 2003 ergebnisverbessernd aufgelöst werden konnten. Darüber hinaus war ein mengenmäßiger Rückgang beim risikobehafteten Auftragsbestand zu verzeichnen, der ebenfalls zu entsprechend geringeren Risikovorsorgen geführt hat.

Die Ertragsteuerquote (Verhältnis von Ertragsteueraufwand zum Ergebnis der gewöhnlichen Geschäftstätigkeit) hat sich im Berichtsjahr weiter reduziert, nachdem der Abbau der Rückstellungen für drohende Verluste aus Devisentermingeschäften sowie für Risiken im Auftragsbestand steuerfrei erfolgen konnte, weil diese Rückstellungen steuerlich nicht abzugsfähig waren.

Der von der Gesellschaft für das Geschäftsjahr 2002 ausgewiesene Jahresüberschuss vor Ergebnisabführung von TEUR 220.098 (i.Vj. Jahresüberschuss vor Ergebnisabführung von TEUR 157.755) ist aufgrund des bestehenden Ergebnisabführungsvertrags an die DCLRH abgeführt worden.

Die Ergebnisentwicklung ist im Einzelnen in der Übersicht auf Seite 8 dargestellt.

zu b)

Der Auftragseingang ist im Berichtsjahr gegenüber dem vergleichbaren Vorjahreswert um 0,9 % gesunken. Ein Rückgang war dabei insbesondere auf dem militärischen Sektor zu verzeichnen. Hierbei ist allerdings zu berücksichtigen, dass im Behördengeschäft mehrjährige Auftragsvergaben erfolgen und insofern Schwankungen im Auftragseingang zwangsläufig sind. Zudem ist auch im abgelaufenen Jahr keine Entscheidung über den Antrieb für den Transall-Nachfolger A400M getroffen werden. Bei den zivilen Triebwerksprogrammen hat sich dagegen eine leicht steigende Tendenz (+ 1,2 %) ergeben, was vor allem durch die Aufträge für die neuen Triebwerksprogramme GP7000 und PW6000 sowie einen Anstieg bei den Triebwerkstypen PW4000 und PW500 veranlasst ist.

Nachdem der Auftragseingang unter dem Umsatz lag, hat sich der Auftragsbestand zum Bilanzstichtag um 4,8 % auf TEUR 1.971.073 verringert.

2. Zukünftige Entwicklung und Risiken der künftigen Entwicklung

Der Lagebericht der gesetzlichen Vertreter enthält unseres Erachtens folgende Kernaussagen zur künftigen Entwicklung und zu den Risiken der künftigen Entwicklung der Gesellschaft:

a) Kurzfristige Stabilisierung des Zivilgeschäfts auf abgeschwächten Niveau

b) Risiken der künftigen Entwicklung im Zusammenhang mit der Entwicklung der Wechselkurse, dem zyklischen Nachfrageverlauf im zivilen Seriengeschäft sowie mit Katastrophen

zu a)

Im Zivilgeschäft sind die Auftragseingänge im Berichtsjahr wieder leicht gestiegen. Im Vorjahr war hier noch ein deutlicher Rückgang zu verzeichnen, was sich nun im reduzierten Umsatzvolumen niedergeschlagen hat. Die Terroranschläge vom 11. September 2001 und der anschließende deutliche Rückgang des internationalen Luftverkehrsaufkommens haben die schlechten wirtschaftlichen Verhältnisse einiger Airlines deutlich gemacht und bereits zu Insolvenzen von Fluggesellschaften geführt. Aufgrund der notwendigerweise nun erfolgenden Bereinigung von Überkapazitäten geht die MTU-M im Rahmen ihrer Marktbeobachtung davon aus, dass sich in den nächsten beiden Jahren sowohl die zyklisch verlaufende Nachfrage nach zivilen Triebwerken als auch das Ersatzteil- und Instandhaltungsgeschäft auf dem gegenwärtig abgeschwächten Niveau stabilisieren wird. Langfristig wird aber ein wieder steigendes Luftverkehrsaufkommen und somit eine Erholung der Nachfrage prognostiziert.

Auf dem militärischen Sektor wird dagegen basierend auf dem vorhandenen Auftragsbestand ein steigendes Umsatzvolumen im Zusammenhang mit dem Beginn der Serienlieferungen der Triebwerke EJ200 und MTR390 erwartet.

Der vorhandene Auftragsbestand sichert kurz- bis mittelfristig eine Umsatzentwicklung auf dem derzeitigen Niveau.

zu b)

Die bestehenden Wechselkursrisiken betreffen überwiegend die Kursentwicklung des US-$. Die Gesellschaft minimiert deshalb ihre Kursrisiken durch den Abschluss von Sicherungsgeschäften für die aus dem operativen Geschäft erwarteten Einzahlungsüberschüsse im Rahmen des konzerninternen Währungsmanagements. Die überwiegend auf der Grundlage eines starken US-$-Kurses geschlossenen Sicherungsgeschäfte reichen bis in das Jahr 2006 und dürften zu keinen materiell bedeutenden Kursrisiken führen.

Aufgrund des zyklischen Nachfrageverlaufs im zivilen Seriengeschäft als auch infolge von unvorhersehbaren Ereignissen wie die am 11. September 2001 erfolgten Terroranschläge auf die internationale Luftfahrt bestehen bei der Gesellschaft Umsatzrisiken durch mögliche Triebwerkstornierungen und Auftragseinbrüche. Bei der MTU wird diese Entwicklung infolge der zunehmenden Laufzeit ihrer Triebwerksprogramme durch eine Verlagerung vom Serien- zum Bestandsmarkt mit hohem Ersatzteil- und Instandsetzungsbedarf stetig abgemildert. Die Geschäftsführung ist sich dieser Risiken bewusst und wirkt dem zyklischen Marktverlauf sowohl durch den breiten Schubklassenmix als auch durch den Ausbau des Instandsetzungsgeschäfts in allen Segmenten der stationären und fliegenden Turbinen entgegen.

Darüber hinaus könnte bei der Gesellschaft eine Bestandsgefährdung durch Feuer, Betriebsunterbrechung sowie aus der Luftfahrthaftpflicht entstehen. Zusätzlich zu den bestehenden Sicherheitsvorkehrungen sind derartige Risiken durch Versicherungen bzw. Haftungsfreistellungen abgesichert.

Die prospektiven Aussagen der Geschäftsführung im Lagebericht sind durch Planungsrechnungen unterlegt. Die uns vorgelegten Planungsrechnungen und die zugrundegelegten Annahmen erscheinen plausibel.

Zusammenfassend ist festzustellen, dass der Lagebericht insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft vermittelt und die voraussichtliche Entwicklung sowie die Risiken der künftigen Entwicklung zutreffend darstellt.

Zu den gesellschaftsrechtlichen Grundlagen geben wir in der Anlage 6 zu diesem Bericht eine tabellarische Übersicht.

Zu den wirtschaftlichen Grundlagen der Gesellschaft verweisen wir auf Anlage 7 zu diesem Bericht.

C. Durchführung der Prüfung

I. Gegenstand der Prüfung

Wir haben den Jahresabschluss unter Einbeziehung der Buchführung und den Lagebericht sowie das gemäß § 91 AktG eingerichtete Risikofrüherkennungssystem der MTU Aero Engines GmbH, München, für das zum 31. Dezember 2002 endende Geschäftsjahr geprüft. Die Buchführung, die Aufstellung von Jahresabschluss und Lagebericht nach den deutschen handelsrechtlichen Vorschriften und die an uns gemachten Angaben liegen in der Verantwortung der Geschäftsführung der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung unter Einbeziehung der Buchführung und der gemachten Angaben ein Urteil über den Jahresabschluss und den Lagebericht abzugeben.

Die Prüfung der Einhaltung anderer gesetzlicher Vorschriften gehört nur insoweit zu den Aufgaben der Abschlussprüfung, als sich aus diesen anderen Vorschriften üblicherweise Rückwirkungen auf den Jahresabschluss oder Lagebericht ergeben.

II. Art und Umfang der Prüfungsdurchführung

Bei der Durchführung unserer Jahresabschlussprüfung haben wir die Vorschriften der §§ 316 ff. HGB und die vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung beachtet. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Im Rahmen der Prüfung werden Nachweise für die Angaben in Buchführung, Jahresabschluss und Lagebericht auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungs-, Bewertungs- und Gliederungsgrundsätze und der wesentlichen Einschätzung der Geschäftsführung sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unser Prüfungsurteil bildet.

Auf der Grundlage eines risiko- und systemorientierten Prüfungsansatzes haben wir zunächst eine Prüfungsstrategie erarbeitet. Diese basiert auf einer Einschätzung des Unternehmensumfeldes, Auskünften der Geschäftsführung über die wesentlichen Ziele, Strategien und Geschäftsrisiken, analytischen Prüfungshandlungen zur Einschätzung von Prüfungsrisiken und zur vorläufigen Beurteilung der Lage der Gesellschaft sowie eine grundsätzliche Beurteilung des rechnungslegungsbezogenen internen Kontrollsystems und Risikomanagements der Gesellschaft. Es wurden auch unsere Feststellungen aus der vorangegangenen Jahresabschlussprüfung der Gesellschaft berücksichtigt. Zur Festlegung von Prüfungsschwerpunkten sind daraufhin kritische Prüfungsziele identifiziert und ein Prüfungsprogramm entwickelt worden. In diesem Prüfungsprogramm sind der

Ansatz und die Schwerpunkte der Prüfung sowie die Art und der Umfang der Prüfungshandlungen festgelegt. Dabei wird auch die zeitliche Abfolge der Prüfung und der Mitarbeitereinsatz geplant.

Die in unserer Prüfungsstrategie identifizierten kritischen Prüfungsziele führten zu folgenden Schwerpunkten der Prüfung:

- Nachweis und Bewertung der unfertigen Erzeugnisse
- Bestände sowie bilanzielle Risiken bei den militärischen Triebwerksentwicklungspogrammen (EJ200, MTR390)
- Werthaltigkeit der Liefer- und Leistungsforderungen
- Vollständigkeit und Bewertung der Rückstellungen, insbesondere derjenigen für drohende Verluste aus schwebenden Geschäften sowie für Nachtragskosten im Zusammenhang mit Fertigungs- und Reparaturaufträgen
- Plausibilität der prognostischen Angaben im Lagebericht

Die Prüfungshandlungen zur Erlangung von Prüfungsnachweisen umfassten System- und Funktionstests, analytische Prüfungshandlungen sowie Einzelfallprüfungen.

Bei der Prüfung des internen Kontrollsystems beurteilten wir, inwieweit die wesentlichen Geschäftsrisiken, die einen Einfluss auf unser Prüfungsrisiko haben, durch die Gestaltung der Betriebsabläufe und der Kontroll- und Überwachungsmaßnahmen vermindert wurden.

Die Erkenntnisse der Prüfung des internen Kontrollsystems wurden bei der Auswahl der analytischen Prüfungshandlungen und der Einzelfallprüfungen berücksichtigt.

Bei der Berichterstattung wurde der neue Entwurf des IDW Prüfungsstandards 450 beachtet.

Wir haben die Prüfung in den Monaten Dezember 2002 und Januar 2003 (bis zum 24. Januar 2003) durchgeführt; zur Vorbereitung unserer Abschlussprüfung haben wir im September 2002 eine Vorprüfung vorgenommen.

Alle von uns erbetenen Aufklärungen und Nachweise sind erteilt worden. Die Geschäftsführung hat uns die Vollständigkeit der Buchführung, des Jahresabschlusses und des Lageberichts schriftlich bestätigt.

D. Ordnungsmäßigkeit der Rechnungslegung

I. Buchführung und weitere geprüfte Unterlagen

Die Bücher der Gesellschaft sind ordnungsmäßig geführt. Die Belegfunktion ist erfüllt. Die Buchführung und die weiteren geprüften Unterlagen entsprechen nach unseren Feststellungen den gesetzlichen Vorschriften.

Die Rechnungslegung ist IT-gestützt. Die Sicherheit der für die Zwecke der Rechnungslegung verarbeiteten Daten ist gewährleistet.

II. Jahresabschluss

Der uns zur Prüfung vorgelegte Jahresabschluss zum 31. Dezember 2002 ist ordnungsmäßig aus den Büchern und den sonst erforderlichen Aufzeichnungen der Gesellschaft entwickelt worden. Die gesetzlichen Vorschriften zu Ansatz-, Ausweis- und Bewertungsvorschriften und der Stetigkeitsgrundsatz sind beachtet worden.

Die Bilanz und die Gewinn- und Verlustrechnung sind nach den handelsrechtlichen Vorschriften über die Rechnungslegung von Gesellschaften mit beschränkter Haftung aufgestellt. Der Anhang enthält alle vorgeschriebenen Angaben.

III. Lagebericht

Der Lagebericht der Geschäftsführung entspricht den gesetzlichen Vorschriften. Der Lagebericht steht im Einklang mit dem Jahresabschluss sowie mit den von uns bei der Prüfung gewonnenen Erkenntnissen. Er vermittelt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft. Unsere Prüfung hat zu dem Ergebnis geführt, dass im Lagebericht die wesentlichen Risiken der künftigen Entwicklung zutreffend dargestellt sind.

E. Erläuterungen zur Rechnungslegung

I. Gesamtaussage des Jahresabschlusses

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft.

Der Jahresabschluss der Gesellschaft wird in TEUR aufgestellt.

II. Darstellung der Vermögens-, Finanz- und Ertragslage

1. Ertragslage

Um einen Überblick über die Ergebnisentwicklung zu geben, werden in der folgenden Übersicht die Gewinn- und Verlustrechnungen der Geschäftsjahre 2002 sowie 2001 gegenübergestellt:

	2002		Vorjahr		Ergebnis-veränderung
	TEUR	%	TEUR	%	TEUR
Umsatzerlöse	1.589.072	100,0	1.860.276	100,0	- 271.204
Umsatzkosten	- 1.327.079	- 83,5	- 1.631.841	- 87,7	+ 304.762
Bruttoergebnis vom Umsatz	261.993	16,5	228.435	12,3	+ 33.558
Vertriebskosten	- 43.171	- 2,7	- 44.759	- 2,4	+ 1.588
Allgemeine Verwaltungskosten	- 28.266	- 1,8	- 23.290	- 1,2	- 4.976
Sonstige betriebliche Erträge	153.719	9,7	78.759	4,2	+ 74.960
Sonstige betriebliche Aufwendungen	- 96.125	- 6,0	- 138.860	- 7,5	+ 42.735
Finanzergebnis	31.273	1,9	71.100	3,8	- 39.827
Ergebnis der gewöhnlichen Geschäftstätigkeit	279.423	17,6	171.385	9,2	+ 108.038
Außerordentliches Ergebnis	0	0,0	84.755	4,6	- 84.755
Ertragsteuern	- 59.325	- 3,7	- 98.385	- 5,3	+ 39.060
Jahresergebnis	220.098	13,9	157.755	8,5	+ 62.343
Ergebnisabführung	- 220.098		- 157.755		- 62.343
Jahresüberschuss/Bilanzgewinn	0		0		0

Bei den Umsatzerlösen ergab sich gegenüber dem Vorjahr ein deutlicher Rückgang um 14,6 %.

Die Umsatzerlöse gliedern sich wie folgt auf:

	2002		Vorjahr		Ergebnis-veränderung
	TEUR	%	TEUR	%	TEUR
Nach strategischen Geschäftseinheiten					
Zivilgeschäft	1.128.784	71,0	1.451.926	78,0	- 323.142
Behördengeschäft	460.288	29,0	408.350	22,0	+ 51.938
	1.589.072	100,0	1.860.276	100,0	- 271.204

Bei den Erlösen für zivile Triebwerke (Umsatzanteil 71,0 %) ergaben sich gegenüber der Vorperiode aufgrund des schwächeren US-$-Kurses sowie der gesunkenen Triebwerks- und Ersatzteilbestellungen der Airlines und übriger Abnehmer niedrigere Umsätze bei allen Triebwerken mit Ausnahme der PW2037.

Die Umsatzerlöse im Behördengeschäft haben sich dagegen positiv entwickelt (+ 12,7 %); durch den Rückgang bei den zivilen Triebwerken erhöhte sich der Umsatzanteil der militärischen Triebwerke von 22,0 % auf 29,0 %. Hauptursache für die Umsatzentwicklung in diesem Bereich war der Beginn der Serienfertigung EJ200 sowie die Instandhaltung RB199 im Rahmen des saudi-arabischen Tornado-Instandsetzungsprogramms.

Aufgegliedert nach Produkten entfallen die Umsatzerlöse auf:

	2002	Vorjahr	Ergebnis-veränderung
	TEUR	TEUR	TEUR
Zivile Triebwerke			
CF6	319.521	449.094	- 129.573
V2500	182.924	241.977	- 59.053
PW2037	292.224	236.076	+ 56.148
LM6000	80.227	112.562	- 32.335
PW4000	39.099	105.819	- 66.720
PW300	56.578	81.494	- 24.916
JT8D	44.793	68.579	- 23.786
PW500	42.243	47.203	- 4.960
Sonstiges	71.175	109.122	- 37.947
	1.128.784	1.451.926	- 323.142
Militärische Triebwerke			
RB199	200.765	154.080	+ 46.685
EJ200	185.089	152.694	+ 32.395
Tyne	38.737	48.167	- 9.430
J79	10.781	15.686	- 4.905
MTR390	2.762	8.090	- 5.328
Sonstiges	22.154	29.633	- 7.479
	460.288	408.350	+ 51.938
	1.589.072	1.860.276	- 271.204

Die Umsatzkosten inkl. Forschungs- und Entwicklungskosten sind im Berichtszeitraum in Relation zu den Umsatzerlösen um 4,2 Prozentpunkte gefallen. Dies ist insbesondere auf die volumenbedingten Reduzierungen von programmbezogenen Verpflichtungen und Vorsorgen zurückzuführen. Neben diesem Effekt sind im Berichtsjahr entgegen der Vorperiode nicht zusätzliche sondern geringere Belastungen im Rahmen der verlustfreien Bewertung von Aufträgen angefallen. Gegenläufig wirkten dagegen die gestiegenen Entwicklungsaufwendungen für die Programme GP7000 und PW6000.

Durch diesen überproportionalen Rückgang der Umsatzkosten im Vergleich zu den Umsatzerlösen hat sich das Bruttoergebnis vom Umsatz um 14,7 % erhöht.

Die Vertriebs- und Verwaltungskosten sind in Relation zu den Umsatzerlösen überproportional gestiegen; bei den Verwaltungskosten war auch absolut ein Anstieg zu verzeichnen, während die Vertriebskosten rückläufig waren. Der Anstieg bei den Verwaltungskosten beruht überwiegend auf höheren Zuführungen zu den Rückstellungen für Sondervergütung und Altersteilzeit sowie auf der erstmaligen Bildung von Vorsorgen für Aufbewahrungskosten im Rahmen der neuen steuerlichen Rechtsprechung.

In den deutlich gestiegenen sonstigen betrieblichen Erträgen sind hauptsächlich höhere Erträge aus der Auflösung von Rückstellungen enthalten, die in erster Linie auf die kursbedingt gesunkenen Rückstellungen für Devisentermingeschäfte zurückzuführen sind.

Die sonstigen betrieblichen Aufwendungen haben sich in erster Linie ebenfalls aufgrund deutlich niedrigerer Kursverluste aus dem Liefer- und Leistungsverkehr reduziert.

Das Finanzergebnis beinhaltet folgende Posten:

	2002	Vorjahr	Ergebnis-veränderung
	TEUR	TEUR	TEUR
Beteiligungsergebnis	+ 19.414	+ 38.738	- 19.324
Zinsergebnis	+ 17.795	+ 31.922	- 14.127
Übriges Finanzergebnis	- 5.936	+ 440	- 6.376
	+ 31.273	+ 71.100	- 39.827

Das Beteiligungsergebnis setzt sich wie folgt zusammen:

	2002	Vorjahr	Ergebnis-veränderung
	TEUR	TEUR	TEUR
Erträge aus Gewinnabführungen	+ 9.785	+ 22.349	- 12.564
An Organgesellschaften weiterbelastete Steuerumlagen	+ 9.475	+ 6.929	+ 2.546
Beteiligungserträge	+ 154	+ 9.460	- 9.306
	+ 19.414	+ 38.738	- 19.324

Die Erträge aus Gewinnabführungen und aus Steuerumlagen an Organgesellschaften betrafen überwiegend MTU-H und MTU-BB.

Die Beteiligungserträge haben sich deutlich verringert, nachdem im Berichtsjahr aufgrund der im Vorjahr im Rahmen der Einbringung des DC Diesel erfolgten Vorabausschüttung für 2001 kein Ergebnisbeitrag der DCR angefallen ist.

Das Zinsergebnis beinhaltet folgende Posten:

	2002	Vorjahr	Ergebnis-veränderung
	TEUR	TEUR	TEUR
Erträge			
Erträge aus Ausleihungen des Finanzanlagevermögens	+ 18	+ 15	+ 3
Sonstige Zinsen und ähnliche Erträge	+ 18.481	+ 33.019	- 14.538
	+ 18.499	+ 33.034	- 14.535
Aufwendungen			
Zinsen und ähnliche Aufwendungen	- 704	- 1.112	+ 408
	+ 17.795	+ 31.922	- 14.127

Das geringere Zinsergebnis beruht auf einem niedrigeren Zinsniveau und einem verringerten Geldanlagevolumen.

Das übrige Finanzergebnis stellt sich wie folgt dar:

	2002	Vorjahr	Ergebnis-veränderung
	TEUR	TEUR	TEUR
Erträge			
Währungsgewinne im Rahmen von Ausleihungstilgungen	+ 162	+ 431	- 269
Wertaufholungen im Zusammenhang mit Kurswertberichtigungen in Vorjahren	+ 17	+ 44	- 27
	+ 179	+ 475	- 296
Aufwendungen			
Verluste aus dem Abgang von Finanzanlagen	- 6.115	- 35	- 6.080
	- 5.936	+ 440	- 6.376

Die Verluste aus dem Abgang von Finanzanlagen sind in erster Linie aus der Veräußerung der Anteile an der MTU-AVG entstanden.

Das außerordentliche Ergebnis des Vorjahres war im Zusammenhang mit der Einbringung der DC Diesel in die DCR sowie der anschließenden Veräußerung der Anteile an der MTU-F durch die DCR veranlasst.

Für das laufende Geschäftsjahr wurden vom Organträger DCLRH Ertragsteuerumlagen in Höhe von TEUR 59.325 belastet. Bei der Entwicklung der Steuerumlagen ist zu berücksichtigen, dass im Berichtsjahr der Steueraufwand durch den umfangreichen steuerfreien Abbau von Rückstellungen für drohende Verluste aus schwebenden Geschäften deutlich entlastet war.

2. Vermögenslage

In der folgenden Bilanzübersicht zur Vermögenslage sind die einzelnen Posten nach wirtschaftlichen und finanziellen Gesichtspunkten zusammengefasst:

	31.12.2002		31.12.2001		Veränderung
	TEUR	%	TEUR	%	TEUR
Aktiva					
Anlagevermögen					
Immaterielle Vermögensgegenstände	1.778	0,1	2.523	0,2	- 745
Sachanlagen	138.269	10,6	142.597	9,4	- 4.328
Anteile an Verbundenen Unternehmen und Beteiligungen	470.962	36,1	415.287	27,4	+ 55.675
Ausleihungen	4.432	0,3	1.171	0,0	+ 3.261
	615.441	47,1	561.578	37,0	+ 53.863
Umlaufvermögen					
Vorräte (abzüglich erhaltener Anzahlungen)	61.963	4,8	140.194	9,3	- 78.231
Forderungen aus Lieferungen und Leistungen	199.047	15,3	244.648	16,1	- 45.601
Forderungen gegen Verbundene Unternehmen und gegen Unternehmen, mit denen ein Beteiligungsverhältnis besteht	86.209	6,6	93.622	6,2	- 7.413
Sonstige Vermögensgegenstände	8.069	0,6	14.551	1,0	- 6.482
Flüssige Mittel[1]	333.228	25,5	458.820	30,3	- 125.592
	688.516	52,8	951.835	62,9	- 263.319
Rechnungsabgrenzungsposten	1.165	0,1	1.944	0,1	- 779
	1.305.122	100,0	1.515.357	100,0	- 210.235

1 einschließlich Geldverkehrskonto DCAG

	31.12.2002		31.12.2001		Veränderung
	TEUR	%	TEUR	%	TEUR
P a s s i v a					
Eigenkapital					
Gezeichnetes Kapital	80.068	6,1	80.068	5,3	0
Rücklagen	44.118	3,4	44.118	2,9	0
	124.186	9,5	124.186	8,2	0
Fremdkapital					
Langfristig					
Rückstellungen für Pensionen	210.980	16,2	193.707	12,8	+ 17.273
Verbindlichkeiten gegenüber Verbundenen Unternehmen (Unterstützungskasse)	6.985	0,5	7.678	0,5	- 693
Sonstige Verbindlichkeiten	2.535	0,2	2.465	0,2	+ 70
	220.500	16,9	203.850	13,5	+ 16.650
Mittel- und kurzfristig					
Übrige Rückstellungen	635.635	48,7	781.143	51,5	- 145.508
Erhaltene Anzahlungen	69.128	5,3	0	0,0	+ 69.128
Verbindlichkeiten aus Lieferungen und Leistungen	140.991	10,8	248.815	16,4	- 107.824
Verbindlichkeiten gegenüber Verbundenen Unternehmen und gegenüber Unternehmen, mit denen ein Beteiligungsverhältnis besteht	51.617	4,0	77.330	5,1	- 25.713
Sonstige Verbindlichkeiten	63.065	4,8	80.033	5,3	- 16.968
	960.436	73,6	1.187.321	78,3	- 226.885
	1.305.122	100,0	1.515.357	100,0	- 210.235

Auf der **Vermögensseite** hat das Anlagevermögen um TEUR 53.863 = 9,6 % zugenommen. Sachanlagenzugängen in Höhe von TEUR 33.257 standen Abgänge und Abschreibungen von insgesamt TEUR 37.585 gegenüber.

Im Anstieg der Anteile an Verbundenen Unternehmen wirkten insbesondere die Einzahlungen in die Kapitalrücklagen bei der MTU-H (TEUR 30.000), der MTU-BB (TEUR 15.000), RSZ (TEUR 6.107) sowie der ATENA (TEUR 4.003); zudem wurden die restlichen 50 % der Anteile an der ATENA zum Kaufpreis von TEUR 2.900 erworben.

Der Anstieg bei den Beteiligungen in Höhe von TEUR 10.890 resultiert ausschließlich aus der Neugründung der MTU Zhuhai.

Die Vorräte verminderten sich im Rahmen der Geschäftsabschwächung vor Abzug der erhaltenen Anzahlungen um TEUR 96.714; sie setzen sich wie folgt zusammen:

	31.12.2002		31.12.2001		Veränderung
	TEUR	TEUR	TEUR	TEUR	TEUR
Roh-, Hilfs- und Betriebsstoffe					
Bruttowerte		101.481		95.429	+ 6.052
Verwertungsrisiken		- 15.459		- 9.876	- 5.583
		86.022		85.553	+ 469
Unfertige Erzeugnisse					
Bruttowerte		197.869		291.207	- 93.338
Verwertungsrisiken	9.680		7.662		
Einzelrisiken	3.137		3.000		
Bewertungsabschlag für Auftragsrisiken	56.188	- 69.005	48.580	- 59.242	- 9.763
		128.864		231.965	- 103.101
Geleistete Anzahlungen		16.154		10.236	+ 5.918
		231.040		327.754	- 96.714

Die aktivisch abgesetzten erhaltenen Anzahlungen haben um TEUR 18.483 = 9,9 % abgenommen. Dies beruht im Wesentlichen auf gesunkenen, von der EUROJET durchgeleiteten Anzahlungen.

Der deutliche Rückgang bei den Liefer- und Leistungsforderungen beruht auf dem kursbedingten Rückgang des Umsatzvolumens; sie stellen sich wie folgt dar:

	31.12.2002		31.12.2001		Veränderung
	TEUR	TEUR	TEUR	TEUR	TEUR
Buchforderungen					
Inland		23.640		16.770	+ 6.870
Ausland		190.723		248.682	- 57.959
		214.363		265.452	- 51.089
Noch nicht gutgeschriebene Schecks		0		21	- 21
abzüglich					
Abschreibungen					
individuell ermittelt	4.877		1.133		
pauschal ermittelt	9.460		17.825		
Abzinsung	979	- 15.316	1.867	- 20.825	+ 5.509
		199.047		244.648	- 45.601

Erkennbare Einzelrisiken werden durch individuelle Wertberichtigungen berücksichtigt. Die Pauschalwertberichtigungen werden unverändert in Höhe von 3,0 % auf Inlands- und 5,0 % auf Auslandsforderungen vorgenommen. Forderungen mit einer Restlaufzeit von über einem Jahr werden mit einem Zinssatz von 5,5 % abgezinst.

Im Rückgang der sonstigen Vermögensgegenstände wirkte insbesondere eine Verringerung der Guthaben bei Lieferanten aus Überzahlungen (debitorische Kreditoren) sowie der Wegfall der ATP-Geldverkehrskonten.

Auf dem Geldverkehrskonto der DCAG (Flüssige Mittel) ist bereits der von der DCLRH übernommene Jahresüberschuss in Höhe von TEUR 220.098 belastet worden.

Auf der **Kapitalseite** ist das Eigenkapital unverändert geblieben. In Verbindung mit der gesunkenen Bilanzsumme hat sich die Eigenkapitalquote auf 9,5 % (i.Vj. 8,2 %) erhöht.

Beim Fremdkapital haben sich die mittel- und kurzfristigen Rückstellungen absolut sowie in Relation zur Bilanzsumme verringert. Ursächlich dafür sind vor allem der Rückgang der Rückstellungen für drohende Verluste aus Devisentermingeschäften (TEUR - 112.639), für Risiken im Auftragsbestand (TEUR - 36.437) sowie für Nachtragskosten (TEUR - 13.468).

Die sonstigen Rückstellungen setzen sich wie folgt zusammen:

	31.12.2002	31.12.2001	Veränderung
	TEUR	TEUR	TEUR
Auftragsrisiken			
Risiken im Auftragsbestand	461.115	497.552	- 36.437
Nachtragskosten für Fertigungs- und Reparaturaufträge	73.775	87.243	- 13.468
Gewährleistungsrisiken	5.458	11.612	- 6.154
	540.348	596.407	- 56.059
Abrechnungsrisiken	14.861	7.416	+ 7.445
Sonstige Verpflichtungen			
Personalaufwendungen und Strukturmaßnahmen	27.284	19.685	+ 7.599
Haftungs- und Prozessrisiken	24.815	13.191	+ 11.624
Altersteilzeit	17.098	19.349	- 2.251
Devisentermingeschäfte	5.847	118.486	- 112.639
Jahresabschlusskosten	2.422	946	+ 1.476
Instandhaltungen	1.700	2.378	- 678
Andere Verpflichtungen	460	1.535	- 1.075
	79.626	175.570	- 95.944
	634.835	779.393	- 144.558

Die Rückstellungen für Risiken im Auftragsbestand sind für Aufträge aus dem Bereich des zivilen Seriengeschäfts (Triebwerke GP7000, PW6000, PW4000, PW2037, V2500 und CF6-80C/E) sowie des zivilen Wartungs- bzw. Entwicklungsgeschäfts (PW2000, LV100) gebildet worden.

Die Lieferantenverbindlichkeiten sind im Rahmen der Geschäftsabschwächung weiter zurückgegangen. Zudem musste im Vorjahr im Rahmen der Softwareumstellung auf SAP/R3 der letzte Zahlungslauf gegenüber dem Berichtsjahr deutlich früher stattfinden.

Der Rückgang der Verbindlichkeiten gegenüber Beteiligungsunternehmen beruht auf niedrigeren Verpflichtungen gegenüber der IAE im Zusammenhang mit den deutlich gesunkenen Umsätzen beim Triebwerk V2500.

Zudem haben die sonstigen Verbindlichkeiten abgenommen, hauptsächlich aufgrund von deutlich niedrigeren Verrechnungskontosalden mit CSC. Gegenläufig entwickelten sich dagegen die Personalverpflichtungen für Urlaub und Altersteilzeit.

3. Finanzlage

Über die wesentlichen Finanzierungsvorgänge gibt die folgende Übersicht (Kapitalflussrechnung) Aufschluss; sie ordnet die Zahlungsströme den drei Bereichen Geschäfts-, Investitions- und Finanztätigkeit zu:

	2002		Vorjahr	
	TEUR	TEUR	TEUR	TEUR
I. Geschäftstätigkeit				
Jahresergebnis (vor Ergebnisabführung)		+ 220.098		+ 157.755
Zahlungsunwirksame Aufwendungen und Erträge				
Abschreibungen auf das Anlagevermögen	+ 38.281		+ 205.447	
Zuschreibungen auf das Anlagevermögen	- 17		- 44	
Veränderung der				
Pensionsrückstellungen	+ 17.273		+ 8.978	
Übrigen Rückstellungen	- 145.508		+ 72.700	
Sonstige	- 693	- 90.664	- 558	+ 286.523
Ergebnis aus Anlageabgängen		+ 5.001		- 3.922
Veränderung von Posten des Umlaufvermögens und von Verbindlichkeiten				
Vorräte (netto)	+ 78.231		- 44.112	
Forderungen (ohne Finanzverkehr DCAG)	+ 59.496		- 52.953	
Verbindlichkeiten	- 81.307		+ 73.925	
Sonstige	+ 779	+ 57.199	- 1.554	- 24.694
Cash Flow aus laufender Geschäftstätigkeit		+ 191.634		+ 415.662
II. Investitionstätigkeit				
Zugänge zu				
Immateriellen Vermögensgegenständen und Sachanlagen	- 33.879		- 56.419	
Finanzanlagen	- 73.559	- 107.438	- 112.667	- 169.086
Erlöse aus Anlagenabgängen		+ 10.310		+ 21.315
Cash Flow aus Investitionstätigkeit		- 97.128		- 147.771
III. Finanztätigkeit				
Rückzahlung Dasa Darlehen		0		- 336.430
Ergebnisübernahme durch DCLRH		- 220.098		- 157.755
Cash Flow aus Finanztätigkeit		- 220.098		- 494.185
Veränderung der Liquidität		- 125.592		- 226.294

Die Liquidität hat sich wie folgt verändert:

	31.12.2002	31.12.2001	Veränderung	31.12.2001	31.12.2000	Veränderung
	TEUR	TEUR	TEUR	TEUR	TEUR	TEUR
Zahlungsmittel	+ 12.122	+ 26.628	- 14.506	+ 26.628	+ 276	+ 26.352
Finanzverkehrskonto mit DCAG	+ 321.106	+ 432.192	- 111.086	+ 432.192	+ 684.838	- 252.646
	+ 333.228	+ 458.820	- 125.592	+ 458.820	+ 685.114	- 226.294

III. Bilanzierungs- und Bewertungswahlrechte sowie Ausnutzung von Ermessensspielräumen

Die Gesellschaft hat keine Ansatzwahlrechte ausgeübt und die Bewertungsmethoden gegenüber dem Vorjahr unverändert beibehalten; sie orientieren sich grundsätzlich an den steuerlichen Wertuntergrenzen. Im Einzelnen verweisen wir dazu auf die Erläuterungen der Gesellschaft im Anhang.

Im Berichtsjahr sind unverändert zum Vorjahr folgende Bewertungswahlrechte in Anspruch genommen worden:

- Beim Anlagevermögen besteht für Gleisanlagen ein Festwert in Höhe von TEUR 97 (i.Vj. TEUR 97).

- Bei den Vorräten gehen in die Herstellungskosten der unfertigen Erzeugnisse die Roh-, Hilfs- und Betriebsstoffe sowie die Kauf- und Hausteile zu gewogenen Durchschnittspreisen und die Fremdleistungen zu Einstandspreisen ein. Der Fertigungslohn wird nach effektivem Anfall, die Fertigungsgemeinkosten und die Arbeitsvorbereitungs- und Materialgemeinkosten werden mit differenzierten Verrechnungssätzen, die um die nicht aktivierungspflichtigen Gemeinkostenbestandteile auf steuerliche Herstellkosten zurückgeführt werden, erfasst.

Die MTU-M hat ihren Ermessenspielraum bei der Ermittlung der Risiken im Auftragsbestand wie folgt ausgeübt:

Die Risiken aus dem zivilen Seriengeschäfts sind durch Gegenüberstellung der voraussichtlich zu erzielenden Erlöse und der bis zum Bilanzstichtag angefallenen sowie der noch zu erwartenden steuerlichen Herstellungskosten unter Zugrundelegung des Auftragsbestands zum Bilanzstichtag ermittelt worden. Der Auftragsbestand umfasst grundsätzlich sämtliche vorliegenden Festbestellungen sowie diejenigen Optionen und bindenden Angebote, mit deren Ausübung mit hoher Wahrscheinlichkeit zu rechnen ist. Zum Bilanzstichtag wurde wie im Vorjahr bei der Einschätzung der Ausübung von Optionen und bindenden Angeboten der anhaltend schwierigen Situation der Airlines Rechnung getragen.

IV. Kritische Würdigung des Jahresabschlusses

Die Gesellschaft hat im Geschäftsjahr 2002 die Grundsätze vorsichtiger Bilanzierung und Bewertung wie in den Vorjahren beibehalten.

Im Berichtsjahr ist bei einem nicht unerheblichen Umsatzrückgang (- 14,6 %) ein um TEUR 33.558 verbessertes Bruttoergebnis vom Umsatz sowie ein um TEUR 62.343 höheres Jahresergebnis erzielt worden. Entscheidend beeinflusst ist dieser Ergebnisanstieg insbesondere durch den US-$-kursbedingten Abbau von Rückstellungen für drohende Verluste aus schwebenden Devisentermingeschäften sowie durch die Verringerung der Risiken im Auftragsbestand aufgrund des rückläufigen risikobehafteten Auftragsvolumens. Ohne die positiven Ergebnisbeiträge dieser beiden Entwicklungen wäre das Jahresergebnis gegenüber dem Vorjahr um ca. 45,0 % niedriger ausgefallen.

F. Feststellungen zum Risikofrüherkennungssystem

I. Durchführung der Prüfung

Die Geschäftsführung ist in sinngemäßer Anwendung des § 91 Abs. 2 AktG verpflichtet, geeignete Maßnahmen zu treffen, insbesondere ein Überwachungssystem einzurichten, damit den Fortbestand der gefährdende Entwicklungen früh erkannt werden. Entsprechend dem vom Aufsichtsrat der MTU um die Prüfung des Risikomanagementsystems erweiterten Auftrag haben wir geprüft, inwieweit die Geschäftsführung die ihr hiernach obliegenden Maßnahmen getroffen hat und ob durch diese Maßnahmen alle potentiell bestandsgefährdenden Risiken so frühzeitig erfasst und kommuniziert werden, dass die Geschäftsführung in geeigneter Weise reagieren kann. Hierzu zählt auch die Beurteilung, ob das eingerichtete Überwachungssystem, d.h. die integrierten Kontrollmaßnahmen, zur Sicherstellung der Einhaltung der getroffenen Maßnahmen geeignet ist. Die Reaktion der Geschäftsführung auf erkannte Risiken ist nicht Gegenstand der Prüfung.

Art und Umfang der Prüfungshandlungen bestimmen sich nach einem systemorientierten Prüfungsansatz. Die Prüfung ist daher konzentriert auf: Durchsicht von Unterlagen zur Risikoerfassung und zur Risikokommunikation, Befragungen und Beobachtungen zur Einhaltung der eingerichteten Kontrollmaßnahmen.

II. Prüfungsergebnis

Unsere Prüfung hat ergeben, dass die Geschäftsführung die in sinngemäßer Anwendung des § 91 AktG geforderten Maßnahmen insbesondere zur Einrichtung eines Überwachungssystems in geeigneter Weise getroffen hat und dass das Überwachungssystem geeignet ist, Entwicklungen, die den Fortbestand der Gesellschaft gefährden, frühzeitig zu erkennen.

G. Bestätigungsvermerk

Den uneingeschränkten Bestätigungsvermerk gemäß Anlage 5 haben wir wie folgt erteilt:

"Wir haben den Jahresabschluss unter Einbeziehung der Buchführung und den Lagebericht der MTU Aero Engines GmbH, München, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2002 geprüft. Die Buchführung und die Aufstellung von Jahresabschluss und Lagebericht nach den deutschen handelsrechtlichen Vorschriften liegen in der Verantwortung der Geschäftsführung der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung und über den Lagebericht abzugeben.

Wir haben unsere Prüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, Jahresabschluss und Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der Geschäftsführung sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der MTU Aero Engines GmbH. Der Lagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar."

München, den 24. Januar 2003

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

KPMG DEUTSCHE TREUHAND-GESELLSCHAFT AKTIENGESELLSCHAFT WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT - BERLIN UND FRANKFURT a. M. -
WIRTSCHAFTS-PRÜFUNGS-GESELLSCHAFT
SIEGEL

Höfer	Harrieder
Wirtschaftsprüfer	Wirtschaftsprüfer

Bei Veröffentlichungen oder Weitergabe des Jahresabschlusses und/oder des Lageberichts in einer von der bestätigten Fassung abweichenden Form (einschließlich der Übersetzung in andere Sprachen) bedarf es zuvor unserer erneuten Stellungnahme, sofern hierbei unser Bestätigungsvermerk zitiert oder auf unsere Prüfung hingewiesen wird; wir weisen insbesondere auf § 328 HGB hin.

Anlagen

KPMG

Anlagen

Anlage 1

Bilanz zum 31. Dezember 2002

in Tausend Euro

	Anhang	Stand am 31.12.2002		Stand am 31.12.2001
AKTIVA				
Anlagevermögen				
Immaterielle Vermögensgegenstände	(1)	1.778		2.523
Sachanlagen	(2)	138.269		142.597
Finanzanlagen	(3)	475.394		416.458
			615.441	561.578
Umlaufvermögen				
Vorräte	(4)	231.040		327.754
Erhaltene Anzahlungen	(5)	-169.077		-187.560
		61.963		140.194
Forderungen	(6)	606.362		770.462
Sonstige Vermögensgegenstände	(7)	8.069		14.551
Zahlungsmittel	(8)	12.122		26.628
			688.516	951.835
Rechnungsabgrenzungsposten			1.165	1.944
			1.305.122	1.515.357
PASSIVA				
Eigenkapital				
Gezeichnetes Kapital	(9)	80.068		80.068
Kapitalrücklage	(10)	13.559		13.559
Gewinnrücklagen	(11)	30.559		30.559
			124.186	124.186
Rückstellungen				
Rückstellungen für Pensionen	(12)	210.980		193.707
Übrige Rückstellungen	(13)	635.635		781.143
			846.615	974.850
Verbindlichkeiten				
Erhaltene Anzahlungen auf Bestellungen	(14)		69.128	0
Verbindlichkeiten aus Lieferungen und Leistungen	(15)	140.991		248.815
Übrige Verbindlichkeiten	(16)	124.202		167.506
			265.193	416.321
			1.305.122	1.515.357

Gewinn- und Verlustrechnung für das Geschäftsjahr 2002

in Tausend Euro

	Anhang	2002	2001
Umsatzerlöse	(17)	1.589.072	1.860.276
Umsatzkosten	(18)	-1.327.079	-1.631.841
Bruttoergebnis vom Umsatz		261.993	228.435
Vertriebskosten	(18)	-43.171	-44.759
Allgemeine Verwaltungskosten	(18)	-28.266	-23.290
Sonstige betriebliche Erträge	(19)	153.719	78.759
Sonstige betriebliche Aufwendungen	(20)	-96.125	-138.860
Finanzergebnis	(21)	31.273	71.100
Ergebnis der gewöhnlichen Geschäftstätigkeit		279.423	171.385
Außerordentliche Erträge	(22)	0	249.621
Außerordentliche Aufwendungen	(23)	0	-164.866
Außerordentliches Ergebnis		0	84.755
Steuern vom Einkommen und vom Ertrag	(24)	-59.325	-98.385
Überschuss vor Ergebnisabführung		220.098	157.755
Aufwendungen aufgrund eines Ergebnisabführungsvertrages	(25)	220.098	157.755
Jahresüberschuss / Bilanzgewinn		0	0

Grundlagen und Methoden

Der Jahresabschluss der MTU Aero Engines GmbH wird nach handelsrechtlichen Rechnungslegungsvorschriften aufgestellt und in Tausend Euro ausgewiesen. Die in der Bilanz und in der Gewinn- und Verlustrechnung, die nach dem Umsatzkostenverfahren erstellt wird, zusammengefassten Posten sind im Anhang gesondert aufgeführt und erläutert.

Bilanzierung und Bewertung

Die Bilanzierungs- und Bewertungsmethoden haben wir im Berichtsjahr unverändert beibehalten.

Immaterielle Vermögensgegenstände werden zu Anschaffungskosten bewertet und planmäßig über die jeweilige Nutzungsdauer abgeschrieben.

Sachanlagen sind mit den Anschaffungs- oder Herstellungskosten abzüglich planmäßiger Abschreibungen bewertet. Außerplanmäßige Abschreibungen werden vorgenommen, soweit der Ansatz mit einem steuerlich niedrigeren Wert zulässig ist.

Die Herstellungskosten der selbsterstellten Anlagen umfassen Einzelkosten sowie die zurechenbaren Material- und Fertigungsgemeinkosten einschließlich Abschreibungen.

Bei den planmäßigen Abschreibungen auf Sachanlagen gehen wir überwiegend von folgenden Nutzungsdauern aus: 25 bis 50 Jahre für Gebäude, 10 Jahre für Leichtbauten, 10 bis 20 Jahre für Grundstückseinrichtungen, 5 bis 10 Jahre für Technische Anlagen und Maschinen, 4 bis 15 Jahre für Andere Anlagen sowie Betriebs- und Geschäftsausstattung. Für die Zugänge ab 2001 haben wir die steuerliche Neuregelung für die Nutzungsdauern berücksichtigt.

Gebäude werden mit linearen und - soweit steuerlich zulässig - mit fallenden Abschreibungsbeträgen bewertet. Mobilien mit einer Nutzungsdauer von 6 Jahren und mehr werden grundsätzlich degressiv abgeschrieben. Wir gehen von der degressiven auf die lineare Abschreibungsmethode über, sobald die gleichmäßige Verteilung des Restbuchwertes auf die verbleibende Nutzungsdauer zu höheren Abschreibungsbeträgen führt.

Die Abschreibungen auf Sachanlagenzugänge in der ersten bzw. in der zweiten Hälfte sind in Anlehnung an die steuerliche Vereinfachungsregel mit vollen bzw. halben anteiligen Jahresraten angesetzt worden. Geringwertige Wirtschaftsgüter schreiben wir sofort ab.

Die Bewertung der Anteile an verbundenen Unternehmen sowie der übrigen Finanzanlagen erfolgt zu Anschaffungskosten oder zu niedrigeren Tageswerten; unverzinsliche Ausleihungen werden mit ihrem Barwert angesetzt.

Roh-, Hilfs- und Betriebsstoffe werden zu Anschaffungskosten oder zu niedrigeren Tagespreisen bewertet, die unfertigen Erzeugnisse zu Herstellungskosten. Die Herstellungskosten umfassen neben dem Fertigungsmaterial und den Fertigungslöhnen auch Material- und Fertigungsgemeinkosten einschließlich Abschreibungen. Erkennbaren Verwertungsrisiken wird durch Abschreibungen Rechnung getragen.

Forderungen, Sonstige Vermögensgegenstände und Zahlungsmittel werden mit dem Nennbetrag angesetzt. Soweit sie unverzinslich sind, werden Forderungen mit einer Laufzeit von über einem Jahr auf den Bilanzstichtag abgezinst.

Erkennbare Einzelrisiken und allgemeine Kreditrisiken sind durch entsprechende Wertkorrekturen berücksichtigt. Vorsorgen für Abrechnungsrisiken werden in den Sonstigen Rückstellungen ausgewiesen.

Wertaufholungen im Anlage- und Umlaufvermögen werden, soweit erforderlich, vorgenommen.

Rückstellungen für Pensionen werden versicherungsmathematisch nach dem Teilwertverfahren mit einem Rechnungszinsfuß von 6,0 % auf Basis der Richttafeln 1998 von Dr. Klaus Heubeck ermittelt.

Steuerrückstellungen und Sonstige Rückstellungen sind nach den Grundsätzen vernünftiger kaufmännischer Beurteilung ermittelt. Die Verpflichtungen im Personal- und Sozialbereich werden - soweit sie ratierlich anzusammelnde Zukunftsleistungen betreffen - nach dem Teilwertverfahren berechnet.

Die Bewertung der Verlustvorsorgen für Kurssicherungsgeschäfte basiert auf dem Vergleich der Sicherungskurse mit dem Stichtagsterminkurs.

Verbindlichkeiten sind mit ihren Rückzahlungsbeträgen angesetzt.

Währungsumrechnung

Fremdwährungsforderungen und Zahlungsmittel werden mit dem Briefkurs am Buchungstag oder dem niedrigeren Kurs am Bilanzstichtag, Fremdwährungsverbindlichkeiten mit dem Geldkurs am Buchungstag oder dem höheren Kurs am Bilanzstichtag umgerechnet.

Erläuterungen zur Bilanz der MTU Aero Engines GmbH

(1) Immaterielle Vermögensgegenstände

Unter den Immateriellen Vermögensgegenständen ist ausschließlich erworbene Datenverarbeitungs-Software ausgewiesen.

(2) Sachanlagen

Der Rückgang der Sachanlagen um 4.328 TEuro auf 138.269 TEuro ergibt sich mit 33.257 TEuro aus Investitionen, denen Abgänge von 671 TEuro und Abschreibungen von 36.914 TEuro gegenüberstehen.

(3) Finanzanlagen

Die Anteile an verbundenen Unternehmen belaufen sich auf insgesamt 434.837 TEuro.

(4) Vorräte

	31.12.2002 TEuro	31.12.2001 TEuro
Roh-, Hilfs- und Betriebsstoffe	86.022	85.553
Unfertige Erzeugnisse	128.864	231.965
Geleistete Anzahlungen	16.154	10.236
	231.040	327.754

(5) Erhaltene Anzahlungen auf Bestellungen

Die Erhaltenen Anzahlungen von 169.077 (i.V. 187.560) TEuro sind fast ausschließlich für langfristige Aufträge geleistet worden. 109.915 (i.V.119.574) TEuro entfallen auf Projektgesellschaften, mit denen ein Beteiligungsverhältnis besteht. Soweit die Anzahlungen im Zusammenhang mit Vorräten stehen, werden sie in der Bilanz beim Vorratsvermögen abgezogen.

(6) **Forderungen**

(7) **Sonstige Vermögensgegenstände**

	31.12.2002 TEuro		31.12.2001 TEuro	
Forderungen aus Lieferungen				
und Leistungen		199.047		244.648
- davon Restlaufzeit mehr als 1 Jahr	9.960		13.446	
Forderungen gegen verbundene				
Unternehmen		353.854		475.605
- davon gegenüber Gesellschafter	14.503		0	
Forderungen gegen Unternehmen, mit				
denen ein Beteiligungsverhältnis besteht		53.461		50.209
Forderungen		606.362		770.462
- davon Restlaufzeit mehr als 1 Jahr	9.960		13.446	
Sonstige Vermögensgegenstände		8.069		14.551
- davon Restlaufzeit mehr als 1 Jahr	441		391	

Die Forderungen gegen verbundene Unternehmen betreffen den Finanz- und Geschäftsverkehr. Darin sind Liquiditätsanlagen bei der DaimlerChrysler AG in Höhe von 321.106 (i.V.432.192) TEuro enthalten.

(8) **Zahlungsmittel**

	31.12.2002 TEuro	31.12.2001 TEuro
Kassenbestand, Bundesbankguthaben	33	5
Guthaben bei Kreditinstituten	12.089	26.623
	12.122	26.628

(9) Gezeichnetes Kapital

Das Stammkapital (156.600 TDM) ist gegenüber dem Vorjahr unverändert. Unser Abschluss wird in den Konzernabschluss zum 31. Dezember 2002 der DaimlerChrysler AG einbezogen, der beim Handelsregister Stuttgart eingereicht wird. Dadurch ist die MTU Aero Engines GmbH nach § 291 HGB von der Pflicht zur Aufstellung eines Konzernabschlusses befreit. Der Konzernabschluss der DaimlerChrysler AG wird nach den US-amerikanischen Bilanzierungs-, Bewertungs- und Konsolidierungsmethoden aufgestellt.

(10) Kapitalrücklage

Die Kapitalrücklage stammt aus der Kapitalerhöhung des Jahres 1970.

(11) Gewinnrücklagen

In den Gewinnrücklagen sind unverändert 2.281 TEuro gemäß § 29 Absatz 4 GmbHG enthalten.

(12) Rückstellungen für Pensionen

Die Versorgungsverpflichtungen der MTU Aero Engines GmbH sind durch Pensionsrückstellungen, die nach versicherungsmathematischen Grundsätzen ermittelt wurden, voll gedeckt.

Die mittelbare Pensionsverpflichtung aus der Unterdeckung bei der Unterstützungseinrichtung in Höhe von 12.140 TEuro, für die die MTU Aero Engines GmbH als Trägerunternehmen haftet, ist nicht passiviert.

(13) Übrige Rückstellungen

	31.12.2002 TEuro	31.12.2001 TEuro
Steuerrückstellungen	800	1.750
Sonstige Rückstellungen	634.835	779.393
	635.635	781.143

Die Steuerrückstellungen betreffen noch nicht endgültig veranlagte Steuern.

Die Sonstigen Rückstellungen betreffen im wesentlichen Verpflichtungen gegenüber den Mitarbeitern, Risiken und Verpflichtungen aus dem Lieferungs- und Leistungsverkehr und unterlassene Instandhaltungen. Die Verlustvorsorgen für schwebende Liefergeschäfte wurden unter Einbeziehung der Einzelkosten sowie der zurechenbaren Material- und Fertigungsgemeinkosten einschließlich Abschreibungen ermittelt.

(14) Erhaltene Anzahlungen auf Bestellungen

Die Anzahlungen betreffen eine Projektgesellschaft, mit der ein Beteiligungsverhältnis besteht.

(15) Verbindlichkeiten aus Lieferungen und Leistungen
(16) Übrige Verbindlichkeiten

	31.12.2002 TEuro		31.12.2001 TEuro	
Verbindlichkeiten aus				
Lieferungen und Leistungen		140.991		248.815
- davon Restlaufzeit bis 1 Jahr	140.079		245.797	
Übrige Verbindlichkeiten				
Verbindlichkeiten gegenüber				
verbundenen Unternehmen		12.659		19.283
- davon Restlaufzeit bis 1 Jahr	12.659		19.283	
- davon gegenüber Gesellschafter	0		2.469	
Verbindlichkeiten gegenüber				
Unternehmen, mit denen ein				
Beteiligungsverhältnis besteht		45.943		65.725
- davon Restlaufzeit bis 1 Jahr	45.943		65.725	
Sonstige Verbindlichkeiten		65.600		82.498
- davon Restlaufzeit bis 1 Jahr	63.065		80.033	
mehr als 5 Jahre	2.535		2.465	
- davon aus Steuern	4.155		4.423	
- davon im Rahmen der sozialen Sicherheit	9.169		8.602	
Übrige Verbindlichkeiten		124.202		167.506
Gesamtbetrag der Verbindlichkeiten		265.193		416.321
- davon Restlaufzeit bis 1 Jahr	261.746		410.838	
mehr als 5 Jahre	2.535		2.465	

Die Verbindlichkeiten gegenüber Unternehmen, mit denen ein Beteiligungsverhältnis besteht, betreffen überwiegend Projektgesellschaften.

Unter den Sonstigen Verbindlichkeiten sind hauptsächlich Verpflichtungen aus dem Personal- und Sozialbereich ausgewiesen.

Erläuterungen zur Gewinn - und Verlustrechnung der MTU Aero Engines GmbH

(17) **Umsatzerlöse**

Umsatzerlöse nach Leistungsbereichen	2002 TEuro	2001 TEuro
Fertigung	1.268.511	1.511.176
Instandsetzungen und Dienstleistungen	248.879	245.352
Entwicklung	71.682	103.748
	1.589.072	1.860.276

Umsatzerlöse nach Regionen		
Inland	373.021	302.600
Ausland	1.216.051	1.557.676

Umsatzerlöse nach Region Ausland		
Europa	164.868	142.904
Nordamerika	1.038.539	1.365.009
Übrige Länder	12.644	49.763

(18) **Funktionskosten**

In den Umsatzkosten werden die Herstellungskosten der erbrachten Leistungen ausgewiesen. Der umsatzbezogene Ausweis dieses Postens umfaßt neben den Forschungs- und Entwicklungskosten die gesamten Anschaffungs- und Herstellungskosten der im Berichtszeitraum verkauften Produkte, Waren und Dienstleistungen. Des weiteren werden unter den Umsatzkosten die Aufwendungen für Drohverluste und Gewährleistungen sowie die Abschreibungen auf das Vorratsvermögen ausgewiesen.

In den Vertriebskosten werden die Personal- und die Sachkosten des Vertriebsbereichs erfasst.

Zu den Allgemeinen Verwaltungskosten rechnen die Personal- und Sachkosten der zentralen Verwaltungsbereiche, und zwar der kaufmännischen Leitung, des Controllings, des Finanz- und Rechnungswesens sowie der Steuer- und Rechtsabteilung.

(19) **Sonstige betriebliche Erträge**

In den Sonstigen betrieblichen Erträgen sind Erträge aus der Auflösung von Rückstellungen in Höhe von 78.135 (i.V.787) TEuro enthalten, die hauptsächlich die Kurssicherung betreffen.

Daneben sind weitere 1.595 TEuro anderen Geschäftsjahren zuzuordnen.

(20) **Sonstige betriebliche Aufwendungen**

Insgesamt sind 306 TEuro der Sonstigen betrieblichen Aufwendungen, die im wesentlichen Bildung von Kurswertberichtigungen enthalten, anderen Geschäftsjahren zuzuordnen.

(21) **Finanzergebnis**

Beteiligungsergebnis	2002 TEuro		2001 TEuro	
Erträge aus Gewinnabführung		9.785		22.349
Erträge aus Steuerumlagen		9.475		6.929
Erträge aus Beteiligungen		154		9.460
- davon aus verbundenen Unternehmen	0		9.263	
		19.414		38.738
Zinsergebnis				
Erträge aus Ausleihungen des Finanzanlagevermögens		18		15
Sonstige Zinsen und ähnliche Erträge		18.481		33.019
- davon aus verbundenen Unternehmen	15.348		32.824	
Zinsen und ähnliche Aufwendungen		704		1.112
- davon an verbundene Unternehmen	463		540	
		17.795		31.922
Übriges Finanzergebnis				
Verluste aus dem Abgang von Vermögensgegenständen des Finanzanlagevermögens		6.115		35
Erträge aus dem Abgang von Gegenständen des Finanzanlagevermögens		162		431
Erträge aus Zuschreibungen zu Vermögensgegenständen des Finanzanlagevermögens		17		44
Finanzergebnis gesamt		31.273		71.100

(22) **Außerordentliche Erträge**

Im Vorjahr ist in dieser Position die Ausschüttung der DaimlerChrysler "Retura" Vermögensverwaltungsgesellschaft mbH enthalten, die auf der steuerneutralen Veräußerung der Anteile an der MTU Friedrichshafen GmbH beruht.

(23) **Außerordentliche Aufwendungen**

Die Aufwendungen betrafen im Vorjahr eine Teilwertabschreibung an der DaimlerChrysler "Retura" Vermögensverwaltungsgesellschaft mbH auf den niedrigeren Verkehrswert aufgrund der Ausschüttung im Zusammenhang mit der steuerneutralen Veräußerung der Anteile an der MTU Friedrichshafen GmbH.

(24) **Steuern vom Einkommen und vom Ertrag**

	2002 TEuro	2001 TEuro
Körperschaftsteuerumlage	31.347	53.449
Gewerbeertragsteuerumlage	27.978	44.936
	59.325	98.385

(25) **Ergebnisverwendung**

Aufgrund des Ergebnisabführungsvertrages in der Fassung vom 21. Dezember 2000 wird der Überschuss vor Ergebnisabführung der MTU Aero Engines GmbH in Höhe von 220.098 TEuro an die DaimlerChrysler Luft- und Raumfahrt Holding AG abgeführt.

Sonstige Angaben

Personalaufwand	2002 TEuro		2001 TEuro	
Löhne und Gehälter		292.087		273.013
Soziale Abgaben und Aufwendungen für				
Altersversorgung und für Unterstützung		74.273		62.147
- davon für Altersversorgung	25.957		15.936	
		366.360		335.160

Beschäftigte (Jahresdurchschnitt)

	Anzahl	Anzahl
Arbeiter	2.226	2.232
Angestellte	2.931	2.796
Auszubildende / Praktikanten	232	231
	5.389	5.259

Materialaufwand

Aufwendungen für Roh, Hilfs- und Betriebsstoffe	314.419	447.357
Aufwendungen für bezogene Leistungen	533.883	882.362
	848.302	1.329.719

Sonstige Steuern

Aufwendungen für sonstige Steuern		1.109		446
- davon periodenfremd	26		33	

Haftungsverhältnisse

Verbindlichkeiten aus Gewährleistungsverträgen	326.226	153.841

Für militärische und zivile Kooperationsprogramme bestehen nicht valutierbare Vertragsdurchführungsgarantien.

Sonstige finanzielle Verpflichtungen

Die Sonstigen finanziellen Verpflichtungen aus Miet- und Leasingverträgen belaufen sich im Durchschnitt jährlich auf 1.379. (i.V. 1.389) TEuro, wovon 1.285 (i.V. 1.083) TEuro auf verbundene Unternehmen entfallen; die durchschnittliche rechnerische Vertragsdauer beträgt zwei Jahre.

Die Sonstigen finanziellen Verpflichtungen aus dem Bestellobligo für Investitionen bewegen sich im geschäftsüblichen Rahmen.

Für den Werksausbau der MTU Maintenance Hannover GmbH haben wir Patronatserklärungen gegenüber der Nord/LB Norddeutsche Landesbank Hannover und der Flughafen Hannover-Langenhagen GmbH abgegeben.

Organe

Die Geschäftsführung erhält Gesamtbezüge in Höhe von 1.923 TEuro. Die Vergütungen des Aufsichtsrats betragen 84 TEuro. Die Gesamtbezüge ehemaliger Geschäftsführer und ihrer Hinterbliebenen belaufen sich auf 663 TEuro. Für die Pensionsverpflichtungen gegenüber ehemaligen Geschäftsführern und ihren Hinterbliebenen sind insgesamt 7.156 TEuro zurückgestellt.

Mitglieder der Geschäftsführung:

Dr. Klaus Steffens (Vorsitzender)	München
Dr. Dirk Lück (bis 31.10.2002)	München
Dr. Rudolf Müller (ab 01.11.2002)	München
Dr. Michael Süß	München
Reiner Winkler	München

Mitglieder des Aufsichtsrats:

Dr. rer. pol. Manfred Bischoff (Vorsitzender) Mitglied des Vorstands der DaimlerChrysler AG	Starnberg
Günter Sroka (stellvertretender Vorsitzender) * (ab 01.08.2002) Vorsitzender des Betriebsrats der MTU Aero Engines GmbH	Dachau
Herbert Schmid (stellvertretender Vorsitzender) * (bis 31.07.2002) Vorsitzender des Betriebsrats der MTU Aero Engines GmbH	Dachau
Harald Flassbeck * Erster Bevollmächtigter der IG Metall Verwaltungsstelle München	Unterhaching
Werner Heinzmann (bis 08.08.2002) ehemaliges Mitglied des Vorstands der DaimlerChrysler Aerospace AG	Friedrichshafen
Herbert Kauffmann (ab 08.08.2002) Leiter Konzerncontrolling/-rechnungswesen der DaimlerChrysler AG	Stuttgart
Michael Keller * (ab 01.01.2002) Dipl.Ing (FH)	Aindling
Dr. jur. Hartwig Knitter (bis 08.08.2002) ehemaliges Mitglied des Vorstands der DaimlerChrysler Aerospace AG	Gmund am Tegernsee
Dr. Edgar Krökel (ab 08.08.2002) Vice President Mergers & Acquisition der DaimlerChrysler AG	Stuttgart
Prof. Dr. rer. nat. Walter Kröll Präsident der Helmholz-Gemeinschaft Deutscher Forschungszentren	Köln
Josef Mailer * Flugtriebwerkmechaniker	Dachau
Dr. rer. pol. Klaus Mehrens * Bezirksleiter der IG Metall Frankfurt / Main	Frankfurt
Dr.rer.oec. Wolfgang Piller (bis 08.08.2002) Jurist	Germering
Karl Trautmann * Stellvertretender Betriebsratsvorsitzender der MTU Aero Engines GmbH	Dachau
Prof. Klaus-Dieter Vöhringer (ab 08.08.2002) Vorstand Forschung & Technologie der DaimlerChrysler AG	Stuttgart
Dr. Sigmar Wittig (ab 08.08.2002) Vorstandsvorsitzender der DLR Deutsches Zentrum für Luft- und Raumfahrt	Köln
Prof. Dr. jur. Joachim Zahn (bis 08.08.2002) Jurist	München

* Arbeitnehmervertreter

München, den 20.Januar 2003

Dr. Steffens   Dr. Müller   Dr. Süß   Winkler

Anlagevermögen der MTU Aero Engines GmbH

in Tausend Euro

	Anschaffungs- / Herstellungskosten					Abschreibungen					Buchwerte	
	1.1.2002	Zugänge	Um-buchungen	Abgänge	31.12.2002	1.1.2002	lfd. Jahr	Zu-schreibung	Abgänge	31.12.2002	31.12.2002	31.12.2001
Immaterielle Vermögensgegenstände	5.036	622	0	1.025	4.633	2.513	1.367	0	1.025	2.855	1.778	2.523
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	177.423	769	548	1.175	177.565	121.167	3.381	0	716	123.832	53.733	56.256
Technische Anlagen und Maschinen	319.066	10.717	9.582	9.510	329.855	272.150	18.656	0	9.465	281.341	48.514	46.916
Andere Anlagen, Betriebs- und Geschäftsausstattung	169.615	13.843	1.059	19.444	165.073	142.593	14.877	0	19.277	138.193	26.880	27.022
Geleistete Anzahlungen und Anlagen im Bau	12.403	7.928	-11.189	0	9.142	0	0	0	0	0	9.142	12.403
	678.507	33.257	0	30.129	681.635	535.910	36.914	0	29.458	543.366	138.269	142.597
Finanzanlagen												
Anteile an verbundenen Unternehmen	554.943	58.158	562	13.935	599.728	164.891	0	0	0	164.891	434.837	390.052
Ausleihungen an verbundene Unternehmen	256	0	0	0	256	0	0	0	0	0	256	256
Beteiligungen	25.235	11.456	-562	4	36.125	0	0	0	0	0	36.125	25.235
Ausleihungen an Unternehmen, mit denen ein Beteiligungsverhältnis besteht	0	3.906	0	0	3.906	0	0	0	0	0	3.906	0
Sonstige Ausleihungen	1.171	39	0	744	466	256	0	17	43	196	270	915
	581.605	73.559	0	14.683	640.481	165.147	0	17	43	165.087	475.394	416.458
	1.265.148	107.438	0	45.837	1.326.749	703.570	38.281	17	30.526	711.308	615.441	561.578

Anteilsbesitz der MTU Aero Engines GmbH, München

Name und Sitz der Gesellschaft	Anteil am Kapital %	Eigen-kapital in TEuro	Ergebnis in TEuro 31.12.2002
Unmittelbarer Anteilsbesitz:			
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	100,0	82.584	0 2)
MTU Maintenance Hannover GmbH, Langenhagen	100,0	65.470	0 2)
MTU München Unterstützungskasse GmbH, München	100,0	6.985	-693
ATENA Gesellschaft für Engineering Services mbH, München	100,0	5.502	510
DaimlerChrysler "Retura" Vermögensverwaltungs-gesellschaft mbH, Stuttgart	49,0	473.165	6.138
MTU Aero Engines North America Inc., Rocky Hill	100,0	40.978 3)	2 4)
MTU Maintenance Canada Ltd., Richmond	70,0	-32.624 3)	-27.709 4)
MTU Maintenance Malaysia Sdn. Bhd., Shah Alam	100,0	101 3)	138 4)
MTU Maintenance Zhuhai Co.Ltd., Zhuhai	50,0	52.211 3)	-7.660 4)
Mittelbarer Anteilsbesitz:			
MTU Aero Engine Design Inc., Rocky Hill	100,0	1.898 3)	-383 4)
MTU Aero Engine Components Inc., Rocky Hill	100,0	33.041 3)	-577 4)
Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde	50,0 1)	10.226	0 2)
Vericor Power Systems L.L.C, Atlanta	100,0	-2.158 3)	-252 4)

1) bezogen auf die Obergesellschaft

2) Ergebnis wurde 2002 übernommen

3) die Umrechnung ist zum Stichtagskurs 31.12.2002 erfolgt

4) die Umrechnung ist mit dem Jahresdurchschnittskurs 2002 erfolgt

Lagebericht der MTU Aero Engines GmbH, München zum 31. Dezember 2002

Weiche Landung

Die MTU Aero Engines GmbH (MTU) war im Geschäftsjahr 2002 insbesondere von den Nachwirkungen der Ereignisse vom 11. September 2001 betroffen, die sich in einer Abschwächung der Nachfrage im zivilen Serien- und Instandsetzungsgeschäft niederschlagen. Daneben ergab sich aus dem Rückgang des US-Dollar-Kurses eine weitere Belastung für den Umsatz der MTU. Dennoch ist es gelungen, die Beschäftigung zu sichern und an das hohe Niveau der Vorjahre anzuschließen.

MTU Aero Engines GmbH	2002	2001
Umsatz (in Mio. Euro)	**1.589**	**1.860**
Auslandsanteil (%)	*76*	*84*
Auftragsbestand (in Mio.Euro)	**1.971**	**2.069**
Auftragseingang (in Mio. Euro)	**1.491**	**1.505**
Mitarbeiter (Anzahl am Stichtag)	**5.450**	**5.340**
Ergebnis der gewöhnlichen Geschäftstätigkeit (in Mio. Euro)	**279**	**171**

Solide Auftragslage

Der Umsatz ist gegenüber 2001 um 14,6 % zurückgegangen. Die Abnahme betrifft ausschließlich das zivile Geschäft. Durch die Serienlieferungen bei den Programmen EJ200 und MTR390 ist dagegen der Umsatz im Behördengeschäft gegenüber dem Vorjahr gestiegen. Der Auftragseingang war um 0,9 % niedriger als im Vorjahr.

Trotz sinkender Nachfrage und niedrigerem US-Dollarkurs erzielte MTU mit den zivilen Programmen einen Umsatz von 1,1 Mrd. Euro, der jedoch um 22,3 % unter dem Vorjahreswert liegt. Dagegen konnte im Behördengeschäft ein Umsatz von 0,5 Mrd. Euro erzielt werden, der den Vorjahreswert um 12,7 % übertrifft. Wesentliche Umsatzträger waren wiederum die Programme RB199 und EJ200.

Die Auftragseingänge bei den zivilen Programmen zeigen insgesamt einen leichten Anstieg. Durch neue Aufträge, insbesondere bei der GP7000 sowie bei der PW4000 und bei der PW500 wurden die zum Teil erheblichen Rückgänge ausgeglichen, die hauptsächlich bei der CF6, der LM6000, der PW300 und bei der JT8D zu verzeichnen waren. Auch bei den Behördenprogrammen hat sich der Auftragseingang in allen Programmen, mit Ausnahme der MTR390, abgeschwächt. Aufgrund fehlender politischer Entscheidungen hat MTU auch in 2002 noch keinen Auftrag für die Entwicklung und Fertigung des Antriebs für den Transall-Nachfolger A400M erhalten.
Der Auftragsbestand beläuft sich zum Jahresende auf 2,0 Mrd. Euro. Der Rückgang um 4,8 % entfällt ausschließlich auf das Behördengeschäft. Der Auftragsbestand deckt rechnerisch die Beschäftigung für rd. 15 Monate.

Ergebnis weiter auf hohem Niveau

Im Geschäftsjahr 2002 wurde ein Ergebnis der gewöhnlichen Geschäftstätigkeit von 279 Mio. Euro realisiert. Beim Vergleich mit dem Vorjahr ist jedoch zu berücksichtigen, dass in 2002 ein Abbau der Verlustvorsorgen für unsere Kurssicherung aufgrund des stärkeren Euro ergebnisverbessernd wirksam war, während im Vorjahr eine Ergebnisbelastung aus der Kurssicherung eingetreten war. Das operative Ergebnis, bereinigt um die Auswirkung der Vorsorgen für Kurssicherung, ist um 15,5% gesunken. Ausschlaggebend hierfür war der Volumenrückgang im Zivilgeschäft sowie die trotz der Geschäftsabschwächung wie geplant weiter gestiegenen Forschungs- und Entwicklungsaufwendungen. Mit dem Abbau der Vorsorgen für die Kurssicherung ist im wesentlichen auch der Rückgang der Ertragsteuerbelastung verbunden, da diese Rückstellungen steuerlich nicht relevant sind.

Mitarbeiterzahl weiter gestiegen

Wieder mehr Mitarbeiter

Die Zahl der bei der MTU Aero Engines GmbH beschäftigten Mitarbeiter ist gegenüber dem 31. Dezember 2002 um 110 auf 5.450 gestiegen. Dabei wurden Neueinstellungen auf das Notwendigste beschränkt. Das Durchschnittsalter der Belegschaft liegt bei 41,7 Jahren. Der Frauenanteil in der Belegschaft beträgt wieder 13 %.

Weiterbildung

Qualifizierung und Weiterbildung wird auch in wirtschaftlich schwierigen Zeiten gefördert. Für das weit gefächerte Veranstaltungsangebot, das allerdings gegenüber dem Vorjahr bereits etwas gekürzt wurde, bestand weiterhin rege Nachfrage. Das überaus hohe Niveau von 35.000 Bildungstagen im Vorjahr wurde um rd. ein Drittel unterschritten. Schwerpunkte waren nochmals SAP-Kurse zur intensiven Nutzung dieser Anfang 2002 eingeführten Software sowie spezielle Kurse für berufliche Fachgebiete.

Betriebsvereinbarungen

Die Betriebsvereinbarung über Zielvereinbarungen im Bereich der außertariflichen Angestellten wurde durch Schulungsmaßnahmen und Prozessbegleitung umgesetzt. Für 95% des AT-Bereichs wird damit das Führungsinstrument Zielvereinbarung eingesetzt. Die Rahmenbedingungen der Zielvereinbarung wurden durch eine Konzernbetriebsvereinbarung auf unsere deutschen Tochtergesellschaften Hannover und Berlin-Brandenburg ausgeweitet. Damit ist sichergestellt, dass der Zielvereinbarungsprozess an den deutschen Standorten grundsätzlich gleich gestaltet ist.
Zur Umsetzung der einheitlichen Führungskräfteentwicklung wurde eine Konzernbetriebsvereinbarung über **L**eadership **E**valuation **A**nd **D**evelopment abgeschlossen. Die Führungsebenen E2 und E3 wurden im LEAD-Prozess geschult. Die einheitliche Führungskräfteentwicklung und Führungskräfteplanung unterstützt und fördert die Integration der Mitarbeiter der MTU Aero Engines GmbH im DaimlerChrysler Konzern.
Im Rahmen einer Konzernbetriebsvereinbarung zur Personalentwicklung und Fort- und Weiterbildung wurden die internen und externen Bildungsmaßnahmen auf eine einheitliche Grundlage gestellt.
Als Komponente der Wertorientierten Führung wurde eine Betriebsvereinbarung zur Incentivierung von Mitarbeiterinnen und Mitarbeitern abgeschlossen. Damit sollen neben den Vergütungssystemen zusätzliche Anreize bei besonderen Leistungen geschaffen werden.
Die neue Betriebsvereinbarung über die bargeldlose Zahlung in der Kantine erleichtert die Administration der Servicebetriebe.

Betriebliches Vorschlagswesen

Bei „Tips & Grips“, unserem betrieblichen Vorschlagswesen, sind in diesem Jahr 21.190 Verbesserungsvorschläge eingegangen, womit die Vorjahreszahl (16.477) wieder deutlich übertroffen wurde. Dies unterstreicht das Engagement der Mitarbeiter für ihr herausragendes Bestreben zur weiteren Verbesserung der MTU.

Die Programme

Als der führende deutsche Triebwerkshersteller entwickelt, fertigt und betreut die MTU Aero Engines GmbH in Kooperation mit europäischen, amerikanischen und japanischen Partnern Antriebe für Verkehrs- und Militärflugzeuge sowie für Hubschrauber und stationäre Gasturbinen.

Die Vermarktung der Triebwerke erfolgt über Kooperationspartner oder gemeinsame Vertriebsgesellschaften. Im militärischen Markt ist MTU in Deutschland Anbieter kompletter Flugzeugantriebe, wobei den Kunden umfassendes technologisches Know-how, die Systemführung und die Instandhaltung dieser Triebwerke geboten werden.

Für die Wartung und Überholung von zivilen Triebwerken und stationären Gasturbinen stehen Tochtergesellschaften in Deutschland, Brasilien, China und Kanada bereit. Das Angebot umfasst kundenspezifische Servicepakete, die jedem Kunden den reibungslosen Betrieb seines Triebwerks bzw. seiner Gasturbine gewährleisten.

Für die Forschung und Entwicklung wurden im Geschäftsjahr 2002 insgesamt 229 Mio. Euro (in 2001: 155) aufgewendet, wovon rund 50% auf Kundenaufträge entfallen. Dabei liegen die Schwerpunkte im Bereich Hochdruckverdichter, wobei in 2002 erstmals der Einstieg in einem zivilen Programm, der PW6000, gelungen ist, sowie bei der Entwicklung schadstoff- und geräuscharmer sowie kraftstoffsparender Triebwerke.

Antriebe für Verkehrsflugzeuge

GP7000
Im Programm GP7000 ist die MTU mit einem Anteil von 22,5% als Risk- und Revenue-Sharing-Partner zusammen mit Pratt & Whitney und General Electric beteiligt. Das Triebwerk ist für den Airbus A380 vorgesehen. Erstkunde der GP7000 ist Air France. Mittlerweile liegen 188 Festbestellungen vor. Der Erstflug einer A380 mit GP7000 wird für 2006 erwartet.

PW6000
Seit dem 1. Februar 1999 ist MTU bevorzugter Lieferant im Triebwerksprogramm PW6000, das im Airbus A318 eingesetzt wird. MTU ist an der Entwicklung, Produktion und Montage der gesamten Niederdruckturbine beteiligt. In 2002 wurde die MTU darüber hinaus mit der Entwicklung und Fertigung des Hochdruckverdichters betraut. Damit ist MTU als Risk- und Revenue-Sharing-Partner mit 18% am PW6000-Programm beteiligt.
Der erfolgreiche Erstflug einer A318 mit PW6000 fand im Januar 2002 statt. Die ersten Triebwerke sollen ab Mitte 2005 ausgeliefert werden.
Derzeit laufende Kampagnen versprechen ein wachsendes Marktvolumen.

PW4000Growth
Seit 1991 ist die MTU an der Entwicklung und Fertigung der Triebwerksfamilie PW4000Growth mit einem Programmanteil von 12,5% beteiligt, der die Niederdruckturbine umfasst.
Die FAA-Zulassung für die erste Variante PW4084 erfolgte im April 1994, die Indienststellung des in der Boeing 777 installierten Triebwerks im Juni 1995. Die schubstärkere Version PW4090 befindet sich seit März 1997 im Serieneinsatz. Von der PW4084 sind derzeit 110 im Flugbetrieb, von der PW4090 sind rund 190 Triebwerke ausgeliefert. Beide Varianten haben sich im Einsatz hervorragend bewährt. Die mit 98 klb schubstärkste Version PW4098 wurde im Juli 1999 zugelassen und im August 1999 in Dienst gestellt.
Der Marktanteil aller drei Varianten in der B777 liegt derzeit bei mehr als 25%.

PW2000
Zwischen Pratt & Whitney und MTU wurde 1977 ein Kooperationsvertrag zur Entwicklung und Fertigung der Triebwerksfamilie PW2000 abgeschlossen. Neben Pratt & Whitney und der MTU sind an diesem Programm auch FiatAvio und Volvo Aero Engines beteiligt. Der MTU-Programmanteil umfasst die fünfstufige Niederdruckturbine einschließlich Turbinenaustrittsgehäuse, das Diffusorgehäuse sowie diverse hochwertige Teile der Hochdruckturbine. Das Triebwerk wird in der zivilen Anwendung B757-200/-300 und in der militärischen Anwendung C-17 Globemaster eingesetzt. Insbesondere durch die Entscheidung der US-Regierung zur Beschaffung von weiteren 60 Transportflugzeugen C17 ab 2004 wird auch weiterhin eine positive Entwicklung dieses Programms erwartet.
Die Triebwerkszulassung der leistungsgesteigerten Version PW2043 für die Anwendung in der Boeing 757-300 ist im Juli 2002 erfolgt. „Entry-into-Service" ist für das vierte Quartal 2003 geplant.

JT8D-200
Bereits im Jahr 1984 wurde zwischen Pratt & Whitney und MTU ein Zusammenarbeitsvertrag für die Fertigung von Niederdruckturbinenschaufeln sowie von Teilen aus verschiedenen Baugruppen für die Triebwerksfamilie JT8D-200 geschlossen.
Derzeit sind ca. 2.200 Triebwerke in der MD80-Familie im Flugeinsatz. Nach Abschluss der Auslieferung der letzen MD80 in 2001 ergeben sich weitere Marktchancen aus geplanten Reengining Programmen des Flugzeugtyps B707 für die militärischen Anwendungen Joint Stars und AWACS.
Wegen der hohen Anzahl eingebauter Triebwerke liegen die Ersatzteilbedarfe nach wie vor auf hohem Niveau, aber mit leicht fallender Tendenz.

PW300, PW500
Seit 1990 besteht eine Kooperation mit Pratt & Whitney Canada für Antriebe von leichten und mittelschweren Geschäftsreiseflugzeugen, die sich auf die beiden Triebwerksfamilien PW300 und PW500 erstreckt. Der MTU-Programmanteil umfasst in allen Einzelprogrammen die Entwicklung und Produktion der Niederdruckturbine und des Turbinenaustrittgehäuses.
Das PW305 Triebwerk ist der exklusive Antrieb der Hawker 1000 und des Learjet 60 von Bombardier Aerospace. Das 1998 in Serie gegangene PW306 findet seine Anwendung in der Gulfstream G200 (ehemals Galaxy) sowie dem Regionalflugzeug DO328Jet, dessen Zukunft allerdings auf Grund finanzieller Schwierigkeiten des Herstellers Fairchild-Dornier unklar ist. In einer weiteren Ableitung kommt das PW306 in der Cessna Citation Sovereign zum Einsatz, die sich derzeit in der Flugzulassung befindet; erste Lieferungen sind für 2003 geplant. Mitte des Jahres hat Pratt & Whitney Canada das 1000. PW300-Triebwerk ausgeliefert.
Die beiden PW500 Anwendungen dienen als Exklusivantrieb in der Cessna Citation Bravo (PW530) und der Cessna Citation Excel (PW545). Für die anstehende Modellpflege der Excel wird ein leistungsgesteigertes Triebwerk benötigt. Die technischen Arbeiten dazu wurden begonnen. Die Zertifikation der Schuberhöhung ist für Ende 2003 geplant.

Die Entwicklungsaktivitäten für das neue Triebwerk PW307 laufen planmäßig. Das Triebwerk baut auf der Konstruktion des erfolgreichen PW306-Triebwerkes auf und wird einen erhöhten Schub bei gleichzeitig gesenktem Kraftstoffverbrauch aufweisen. Am 8. November 2002 wurde das erste Niederdruckturbinen-Modul an P&WC versendet. Die PW307 wurde von Dassault für den neuen Business Jet Falcon 7X ausgewählt, der Mitte 2006 zertifiziert werden soll. Der MTU Entwicklungs- und Fertigungsumfang umfasst die Niederdruckturbine samt Austrittsgehäuse und Mischer.

V2500

1983 gründete MTU mit Pratt & Whitney, Rolls-Royce, Japanese Aero Engines Corporation und FiatAvio die IAE International Aero Engines AG, um das Triebwerk V2500 gemeinsam zu entwickeln, zu fertigen und zu vermarkten. FiatAvio ist als Risk- and Revenue-Sharing Partner inzwischen ausgeschieden, liefert jedoch als Unterlieferant von Rolls-Royce weiterhin Teile.
Der MTU-Entwicklungsanteil erstreckt sich auf die Niederdruckturbine. Dieses Triebwerk findet Anwendung in den Airbustypen A319, A320 und A321 sowie in der Boeing MD-90. Die Überlegungen innerhalb des Konsortiums bezüglich eines Nachfolgetriebwerkes laufen kontinuierlich weiter. Es wird erwartet, dass in den Jahren 2010 bis 2012 die Boeing 737 abgelöst wird und das V2500 Nachfolgetriebwerk dann sowohl in Airbus- als auch Boeing-Flugzeugen Verwendung finden wird.
Im Oktober 2002 wurde die Montage des 2000. Serientriebwerkes gefeiert. Nach dem starken Markteinbruch zum Ende des Jahres 2001 hat sich die Produktion wieder stabilisiert. Die Liefervorschau für 2003 zeigt wieder noch oben. Außerdem gibt es erste Anzeichen für einen leichten Anstieg der Ersatzteilverkäufe.

Antriebe für Militärflugzeuge

EJ200

Zusammen mit Rolls-Royce, FiatAvio und ITP entwickelt MTU das Triebwerk EJ200 für den Eurofighter. Der Entwicklungsanteil (33%) umfasst den Nieder- und Hochdruckverdichter, den elektronischen Triebwerksregler und die Durchführung von Triebwerksmontagen und Prüfläufen.
Alle 28 Prototyptriebwerke wurden mittlerweile dem Programm zur Verfügung gestellt. Sämtliche Erprobungszellen sind mit EJ200 ausgestattet und befinden sich in der Flugerprobung.

Die Serienzulassung ist abgeschlossen; die Flugzulassung wurde im Mai 2001 erteilt. Aus dem im September 1998 unterzeichneten Serienbeschaffungsvertrag für die erste Tranche von 363 Triebwerken wurden bis Ende 2002 den Partnern mehr als 100 MTU-Komponenten zur Verfügung gestellt. Bis zum Jahresende sind insgesamt 76 Triebwerkslieferungen aller Partner an die NETMA erfolgt. Ab dem 85. Serientriebwerk kommt der FOC-Standard zur Auslieferung. Die ersten MTU-Module dieses Standards (HDV) wurden im Dezember an die Partner geliefert.

Das Angebot für die 2.Tranche Serie für insgesamt 519 Triebwerke (inkl. Ersatztriebwerke) wurde im November 2002 an den Kunden abgegeben.
Die vertraglichen Rahmenvereinbarungen zum kooperativen Modell sind zwischen MTU und Auftraggeber abgeschlossen.
Angebote zur logistischen Betreuung und für die erste operationelle Phase sind an den Kunden übergeben worden. Neben den NETMA-Programmen wurden auch Export-Angebote an Eurofighter und EADS abgegeben.

RB199

Das Triebwerk RB199 ist eine Gemeinschaftsentwicklung von Rolls-Royce, MTU und FiatAvio für das Mehrzweckkampfflugzeug Tornado. Der Mittel- und Hochdruckverdichter, das äußere Getriebe, die Mitteldruckturbine, das Zwischengehäuse, der Schubumkehrer und das Mantelstromgehäuse wurden von MTU entwickelt. Insgesamt wurden 2.504 Triebwerke an vier Nationen ausgeliefert, die mittlerweile über 4,8 Mio Flugstunden erreicht haben. Nach Auslauf der Serie konzentrieren sich die Aktivitäten auf die Ersatzteilversorgung sowie die technische und logistische Betreuung. Bedingt durch die knappen Budgets sowie durch die lebensdauerverlängernden Modifikationen ist für die Zukunft eine leichte Abnahme des Umsatzes zu erwarten. Außerdem plant die Luftwaffe eine Stilllegung von Tornados ab 2003.

MTR390

Das in Kooperation mit Turboméca und Rolls-Royce entwickelte Triebwerk MTR390 für den deutsch-französischen Unterstützungs- und Panzerabwehrhubschrauber TIGER hat die Entwicklungsphase erfolgreich abgeschlossen. Der Programmanteil der MTU konzentriert sich auf das technologisch anspruchsvolle Kerntriebwerk mit Brennkammer und Hochdruckturbine sowie auf einige Anbaugeräte. Die Unterzeichnung des Beschaffungsvertrages über das erste Los von 320 Triebwerken ist im Januar 2000 erfolgt. Bis Jahresende wurden die ersten 10 Serientriebwerke ausgeliefert.

Antrieb für den Transall-Nachfolger A400M

Der Antrieb für den Transall-Nachfolger A400M wird von einem Konsortium bestehend aus Rolls-Royce, SNECMA, MTU und ITP angeboten. Hierzu wurde gemeinsam die EPI Europrop International GmbH gegründet
Der Programmanteil der MTU umfasst den Mitteldruckverdichter und die Mitteldruckturbine in Entwicklung und Produktion sowie eine Beteiligung an der Regelung. Außerdem wird MTU für die Endmontage und die Auslieferung aller Triebwerke verantwortlich sein. Der MTU-Anteil beläuft sich insgesamt auf rd. 25%. MTU plant, einen erheblichen Anteil ihrer Aktivitäten am Standort Ludwigsfelde durchzuführen.
Die Vertragsverhandlungen mit der Airbus Military Company über Entwicklung, Serienvorbereitung und Produktion des Triebwerks sind allerdings noch nicht abgeschlossen. Der Erstflug der A400M ist für das Jahr 2008 geplant.

LV100

Die Gasturbine LV100-5 ist für ein Reengining des US-Army-Panzers Abrams M1 vorgesehen. Im Rahmen des Entwicklungsprogramms ist MTU für die Nutzturbine und den Wärmetauscher zuständig. Die Entwicklungspartner General Electric und Honeywell sind Hauptauftragnehmer der US Army in diesem Programm.
Alle wesentliche Meilensteine im Entwicklungsprogramm sind von MTU termingerecht erreicht worden.
Die Serienproduktion wird in Losen beauftragt. Für das erste Los über 279 Triebwerke wurde an Honeywell im November 2002 ein Angebot für die Serienproduktion des Wärmetauschers abgegeben. Hinsichtlich der Nutzturbine wird eine Aufforderung zur Angebotsabgabe von General Electric für Anfang 2003 erwartet. Die Gesamtstückzahl für die Serie beträgt 627 Triebwerke mit Option auf weitere 1.015 Stück.

Die MTU-Tochtergesellschaften

MTU Maintenance Hannover GmbH

Die MTU Maintenance Hannover GmbH in Langenhagen bei Hannover ist ein 100%iges Tochterunternehmen der MTU Aero Engines GmbH. Bei der MTU Maintenance Hannover werden die Flugtriebwerke vieler internationaler Luftfahrtgesellschaften überholt und repariert, wobei die hohen Standards hinsichtlich Sicherheit, Zuverlässigkeit und Wirtschaftlichkeit eingehalten werden. Als eine der führenden Firmen der zivilen Triebwerkswartung betreut die MTU Maintenance Hannover Triebwerke von General Electric (CF6-50, CF6-80), International Aero Engines (V2500) sowie CFMI (General Electric/Snecma; CFM56). Für die V2500 ist die MTU Maintenance Hannover weltweiter Marktführer. Im Programm CF6 konnte in diesem Geschäftsjahr bereits das 2.500. Triebwerk instandgesetzt werden.
Neben der kompletten Triebwerksinstandsetzung überholt die MTU Maintenance Hannover Triebwerksmodule und führt Spezialreparaturen an einem breiten Spektrum von Triebwerkskomponenten durch. Der Servicegrad wird darüber hinaus durch die technische und logistische Beratung, die Unterstützung beim Aufbau eigener Triebwerksüberholkapazitäten der Luftfahrtgesellschaften sowie durch Schulung im eigenen Werk oder beim Kunden erhöht. Zur Angebotsplatte gehören auch die „engine.pool services". Sie umfassen die Bereitstellung von Ersatzmotoren/-turbinen für Luftfahrtgesellschaften und Betreiber von stationären Gasturbinen. Mit den „engine.pool services" antwortet die MTU Maintenance Hannover auf die steigende Nachfrage nach umfassender Triebwerksbetreuung und bietet die Vorteile eines "Sorglospaketes" aus einer Hand.
Die Terroranschläge in den USA am 11. September 2001 führten branchenspezifisch auch bei der MTU Maintenance Hannover zu rückläufigen Triebwerksanlieferungen innerhalb des ersten Halbjahres 2002, da die Fluggesellschaften ihre Wartungsintervalle streckten. Eine Erholung hat sich im zweiten Halbjahr 2002 ergeben, so dass die Kapazitätsauslastung doch noch das Niveau des Vorjahres überschritten hat. Somit

konnte auch der Umsatz gegenüber dem Vorjahr von 490 Mio Euro auf 543 Mio Euro (+ 10,9 %) erhöht werden. Der Exportanteil lag bei 93,0 % (im Vorjahr 95,4 %).
Im Jahresdurchschnitt 2002 beschäftigte die MTU Maintenance Hannover mit 1.311 Mitarbeitern um 5,6 % mehr als im Vorjahr.
Die Auslastungssituation der letzten Jahre hat bereits dazu geführt, dass die MTU Maintenance Hannover zusätzlich Hallenkapazität außerhalb des Betriebsgeländes als Übergangslösung angemietet hat. Im Vorjahr wurde deshalb die Erweiterung der bestehenden Werkhalle mit Sozialtrakt, des Bürotraktes mit Ausbildungswerkstatt sowie des Lagerbereichs beschlossen. Innerhalb des im Frühjahr 2002 begonnenen Bauvorhabens konnte der erste Bauabschnitt der Hallenerweiterung im Oktober 2002 eröffnet werden. Der Bau des Bürotrakts und der Ausbildungswerkstatt wurde Ende 2002 begonnen.
Durch den Ausfall eines Großkunden wird die MTU Maintenance Hannover zwar das für das Geschäftsjahr 2003 erwartete Wachstum nicht erreichen, aber durch bereits abgeschlossene Neuverträge kann dieser Verlust weitgehend kompensiert werden. Daher geht die MTU Maintenance Hannover von einer Auslastung der Kapazität in 2003 auf dem Niveau des Vorjahres aus.

MTU Maintenance Berlin-Brandenburg GmbH

Die MTU Maintenance Berlin-Brandenburg GmbH in Ludwigsfelde bei Berlin ist ein 100%-iges Tochterunternehmen der MTU Aero Engines GmbH. Sie ist im Bereich der Instandsetzung und Reparatur von Flugtriebwerken und Industriegasturbinen tätig. Durch gute Performance, Zuverlässigkeit und Kundenorientierung konnte das Unternehmen seine Wettbewerbsposition in allen Bereichen weiter verbessern.
Im Bereich der Flugtriebwerke ist die MTU Maintenance Berlin-Brandenburg ein anerkannter Partner für die Reparatur und Überholung von Triebwerken der Serien PT6A, JT15D, PW200 und PW300 des Herstellers Pratt & Whitney Canada. Darüber hinaus konnte das Produktportfolio um die Reparatur und Überholung des Antriebes CF34 des amerikanischen Herstellers General Electric erweitert werden, wofür die Zulassung im November 2002 erteilt wurde.
Außer Flugtriebwerken repariert und überholt die MTU Maintenance Berlin-Brandenburg Industriegasturbinen von General Electric (LM2500, LM5000, LM6000) und Vericor Powersystems (ASE40/50, TF40/50). Auch hier konnte die Marktposition weiter ausgebaut und gefestigt werden. In diesem Jahr wurde insbesondere die Marktposition in Südamerika weiter erfolgreich ausgebaut.
Durch die positive Entwicklung im Geschäftsjahr 2002 konnte die MTU Maintenance Berlin-Brandenburg ihren Umsatz um 32 Mio. Euro auf 128 Mio. Euro erneut steigern. Im Jahresdurchschnitt wurden 506 Mitarbeiter beschäftigt; die Zahl der Arbeitsplätze stieg damit im Vergleich zum Vorjahr um 61.
Für das Jahr 2003 rechnet die MTU Maintenance Berlin-Brandenburg trotz der weltweit schwierigen Entwicklung erneut mit einem Umsatzanstieg.

Pratt & Whitney Canada Customer Support Centre GmbH

Die Pratt & Whitney Canada Customer Support Centre GmbH (CSC) in Ludwigsfelde bei Berlin ist ein 50/50 Joint Venture zwischen der MTU Maintenance Berlin-Brandenburg GmbH sowie Pratt & Whitney Canada, Montreal. Das CSC ist im Bereich der Instandsetzung und Reparatur von Flugtriebwerken tätig und konnte seit der Gründung in 1991 eine führende Marktposition in der Region Europa, Afrika und Naher Osten einnehmen.
Im abgelaufenen Jahr ist der Umsatz mit 141 Mio. Euro um 4% unter dem Vorjahr geblieben, was hauptsächlich auf dem Rückgang des US-Dollar-Kurses beruht. Als reine Vertriebsgesellschaft beschäftigt das CSC 20 Mitarbeiter. Sie verteilen sich auf zwei Standorte in Ludwigsfelde bei Berlin und Southhampton / UK.

MTU Maintenance Canada Ltd.

Die in 1998 gegründete MTU Maintenance Canada Ltd. mit Sitz in Richmond bei Vancouver, British Columbia, hat im Geschäftsjahr 2002 den Focus auf die Reparatur von CFM56-3 Triebwerken gelegt und diesen Triebwerkstyp nunmehr zum Umsatzträger Nummer eins hervorgehoben. Das Marktgebiet wurde auf China, Indien und Australien ausgeweitet. Das Programm CFM56-3 wird als Hauptprodukt das Programm JT8D in den kommenden Jahren ersetzen.
Bei der MTU Maintenance Canada sind derzeit 332 Mitarbeiter (i. Vj. 449) beschäftigt. Trotz Personalabbau konnte der Umsatz auf 102 Mio. CAD (i. Vj. 91 Mio. CAD) gesteigert werden. Aufgrund der insbesondere im nordamerikanischen Raum anhaltenden Rezession der Luftfahrtindustrie als Auswirkung der Terrorattacken im September 2001 hat die Gesellschaft ein Restrukturierungsprogramm eingeleitet. Für 2003 wird nur mit einem geringen Umsatzwachstum gerechnet.

MTU Maintenance Zhuhai Comp. Ltd.

Mit China Southern Airlines vereinbarte MTU im Jahr 1999 ein 50/50-Joint Venture zur Triebwerkswartung. Mit der Genehmigung des Joint-Venture-Vertrags durch die staatliche Planungsbehörde SPDC (State Planning and Development Commitee) vom 25. Dezember 2000 begannen die Vorbereitungen durch das gemeinsame Preparation-Team. Nach der Genehmigung durch die oberste Behörde MOFTEC (Ministry of Foreign Trade and Economic Cooperation) im März 2001 wurde am 6. April 2001 die MTU Maintenance Zhuhai Comp. Ltd. in Zhuhai / China mit der Erteilung der Business License gegründet.
In 2002 wurde das Unternehmen in der Freihandelszone von Zhuhai auf einem für 30 Jahre gepachteten Grundstück errichtet. Am 5. November 2002 fand die offizielle Eröffnung der neuen Gebäude statt. Die Gesamtinvestitionen des Joint Ventures werden sich bis 2010 auf rd. 100 Mio. US-Dollar belaufen, von denen bis Ende 2002 ca. drei Viertel erfolgt sind.

Das operative Geschäft wird im Januar 2003 mit dem Programm V2500 aufgenommen. Als weiteres Projekt ist ab März 2003 die CFM56-3 vorgesehen. Für das Jahr 2003 ist die Überholung von ca. 50 Triebwerken geplant, die zum größten Teil vom Joint Venture Partner China Southern sowie dessen verbundenen Unternehmen stammen. Für die Zukunft werden die CFM56-5 und CFM56-7 in das Reparaturspektrum aufgenommen.
In 2003 werden hauptsächlich Modulzerlegung und Reparaturen der Stufe 1 durchgeführt. Die weitergehenden Reparaturen werden bei der MTU Maintenance Hannover erfolgen. Anschließend werden die Triebwerke in Zhuhai wieder aufgebaut, getestet und an die Kunden ausgeliefert. Der Prüfstand befindet sich noch im Bau und wird voraussichtlich im März 2003 in Betrieb genommen werden.

MTU Maintenance do Brasil Ltda.

Ende 1999 hat die MTU die Gründung der MTU Maintenance do Brasil Ltda., Campinas, in der Nähe von Sao Paulo eingeleitet, die sich mit der Wartung von Flugtriebwerken befassen wird. Die Gesellschaft, an der die MTU mit 99,9 % beteiligt ist, betreibt bisher die Akquisition von Aufträgen für die Instandhaltung von Flugtriebwerken und stationären Gasturbinen. Der erste große Erfolg war der Abschluss eines Wartungsvertrages mit TAM für deren V2500-Triebwerke. Die Aufnahme eines eigenen Reparaturbetriebes ist für 2006 geplant.

MTU Aero Engine Design Inc.

Im April 2000 nahm die MTU Aero Engine Design (MTU AED), eine 100%ige Tochtergesellschaft der MTU, ihren Geschäftsbetrieb in Rocky Hill, CT auf. Damit wurden zusätzliche Entwicklungskapazitäten in unmittelbarer Nähe unseres Kooperationspartners Pratt & Whitney aufgebaut. Am Jahresende 2002 waren bei der MTU AED 66 Mitarbeiter beschäftigt.
Wesentliche Aufgaben im Jahr 2002 bezogen sich auf Entwicklungsarbeiten für die Gasturbine LV100 und die Triebwerksprogramme GP7000, PW6000 und PW307. Ebenso konnte die Repairentwicklung für die Triebwerke V2500 und JT8D ausgeweitet werden.
Schwerpunkt im nächsten Jahr werden neben Entwicklungsarbeiten für die bestehenden Programme die Akquisition von direkten Entwicklungsaufträgen sein.

MTU Aero Engine Components Inc.

Das Produktionsprogramm der MTU Aero Engine Components (MTU AEC), einer 100%igen Tochtergesellschaft der MTU, umfasst die Fertigung von rotierenden Bauteilen wie z.B. Scheiben, Dichtringen und Wellen für weitgehend alle wichtigen militärischen und zivilen Triebwerksanwendungen. Die MTU AEC beliefert die weltweit führenden Triebwerkshersteller. Die Fertigung von Turbopumpen für das US-Spaceshuttle-Programm verdeutlicht eindrucksvoll die Kompetenz dieses, auf die Fertigung von hochpräzisen Triebwerksteilen spezialisierten Unternehmens. In 2002 erweiterte MTU AEC ihre Fertigungskompetenz um die IBR/Blisk Technologie im

militärischen und zivilen Bereich. So konnten die ersten F119 IBR/Blisk sowie PW6000 IBR/Blisk an unsere Kunden ausgeliefert werden. Zusätzlich wurde die Entwicklungsfertigung von Scheiben für die Gasturbine LV100 erfolgreich abgeschlossen. Im Repairbereich konnten neue Kunden auf dem asiatischen Markt gewonnen werden.
Das Unternehmen beschäftigte zum Jahresende 181 Mitarbeiter.
Neben der Stabilisierung des Fertigungsprozesses für die IBR/Blisk sieht die MTU AEC für das nächste Jahr Aktionsschwerpunkte in der Fertigungsvorbereitung für die neuen Triebwerksprogramme PW300 und GP7000.

Vericor Power Systems LLC

Vericor Power Systems LLC (Vericor) ist eine 100%ige Tochtergesellschaft der MTU Aero Engines mit Sitz in Atlanta/GA. Vericor wurde 1999 als 50/50-Joint Venture mit Honeywell International, Inc. gegründet. In 2002 hat MTU alle Anteile übernommen. Vericor ist weltweit verantwortlich für Vermarktung, Vertrieb und Betreuung der Gasturbinen ASE8, ASE40, ASE50, TF40 und TF50 im Leistungsbereich von 0,5 bis 15 MW, die für industrielle und maritime Anwendungen eingesetzt werden. Im Industriebereich fokussiert sich Vericor Power Systems auf den Vertrieb von schlüsselfertigen Kraft-Wärmekopplungsanlagen, Stromerzeugungsanlagen und OEM Gasturbinen. Im maritimen Bereich werden Vericor Power Systems Produkte sowohl kommerziell, als auch militärisch verwendet. Die Wartung, Instandhaltung und Reparatur der von Vericor vertriebenen Produkte wird durch ein weltweites Netz von MTU Service Centern sowie regionalen Partnern gewährleistet. Die Gesellschaft beschäftigte zum 31.12.2002 insgesamt 33 Mitarbeiter.
Aufgrund der zunehmenden Energieknappheit in den USA sowie der weiter fortschreitenden Deregulierung der Strommärkte rechnet Vericor mit einer steigenden Nachfrage insbesondere für Kraft-Wärmekopplungsanlagen durch industrielle Kunden in Nordamerika.

ATENA Gesellschaft für Engineering Services mbH

Die ATENA Gesellschaft für Engineering Services mbH (ATENA), seit Anfang 2002 eine 100%ige Tochter der MTU Aero Engines GmbH, bietet hochwertige Engineering- und Technologie-Dienstleistungen in den Bereichen Turbosysteme, Luft- und Raumfahrt, Automotive sowie Informations- und Kommunikationstechnologie an.
Die Dienstleistungen umfassen die Bereiche Produktgestaltung, d.h. Konstruktion und Analytik, Produktionsvorbereitung sowie Elektronik, Hardware- und Softwareentwicklung mit Schwerpunkt "sicherheitskritische" Elektronik, IT-Dienstleistungen und Projektmanagement. Dabei werden sämtliche Stufen bearbeitet, von der Detailaufgabe bis hin zu komplexen Systemlösungen.
Zu den Kunden der ATENA zählen alle namhaften Hersteller und Zulieferer von Flugzeugen und Hubschraubern in Deutschland sowie ein Großteil der Hersteller und Zulieferer der deutschen Automobilindustrie.
ATENA hat neben ihrer Zentrale in München Zweigniederlassungen in vielen Regionen Deutschlands und eine Tochtergesellschaft in den USA.

Das Unternehmen beschäftigte zum Jahresende 452 Mitarbeiter in Deutschland und 22 Mitarbeiter in den USA.
Zu den Schwerpunkten im nächsten Jahr werden die Standortgründungen in Indien und Frankreich gehören, die zum weiteren Wachstum der ATENA beitragen werden.

Ceramic Coating Center

Gemeinsam mit Snecma hat MTU im Jahr 1999 zur Erweiterung der Kernkompetenzen in der Fertigung für das Aufbringen von keramischen Schichten auf hochbelastete Bauteile dieses 50/50-Joint Venture gegründet. Der Aufbau des Ceramic Coating Center SAS (CCC) in Chatellerault bei Paris wurde im Dezember 2001 mit der Eröffnung abgeschlossen. Nach Abschluss des Testbetriebes wurde die Serienproduktion im September 2002 aufgenommen. Das CCC hat 32 Mitarbeiter.

Risiken der künftigen Entwicklung

Marktrisiken

Das Seriengeschäft mit zivilen Flugtriebwerken ist mit den Marktzyklen der Flugzeugverkäufe eng verknüpft. Mit dem Abschwung der Nachfrage für Flugreisen wurden auch die Beschaffungsprogramme der Airlines gestreckt. Daher erweitert MTU das Angebot hauptsächlich in Richtung Bestandsmarkt. Unter üblichen Bedingungen induzieren niedrige Flugzeugverkäufe ein steigendes Ersatzteilgeschäft und erhöhten Wartungsbedarf. Einen zusätzlichen Ausgleich erreicht MTU durch die Präsenz in fast allen Leistungsklassen der Flugtriebwerke und der stationären Gasturbinen.

Katastrophenrisiken

Im Behördengeschäft ist MTU durch Freistellungen weitgehend von der Haftung für Produktrisiken befreit. Die verbleibenden Haftungen, insbesondere aus dem Zivilgeschäft, sind durch Versicherungen mit umfassender Deckung abgesichert. Hierzu zählt insbesondere die Luftfahrthaftpflicht. Die anderen bestandsgefährdenden Risiken aus Feuer und Betriebsunterbrechung sind ebenfalls versichert, wobei ab 1. Januar 2003 ein Selbstbehalt in Höhe von 25 Mio. EURO gilt. Nicht versichert ist aufgrund der übermäßig hohen Prämien das Terrorrisiko.
Weitere Versicherungen bestehen für nicht bestandsgefährdende Risiken. Durch die Zertifizierung des Umweltmanagements nach DIN EN ISO 14 001 ist davon auszugehen, dass Umweltrisiken nur in geringem Umfang auftreten können.

Wechselkursrisiken

Die Wechselkursrisiken des Geschäfts betreffen überwiegend Exportüberschüsse aus dem US-Dollar-Raum. Einen wesentlichen Teil des Saldos aus US-Dollar-Einnahmen und -Ausgaben (Net Exposure) sichert MTU in enger Zusammenarbeit mit dem zentralen Devisenmanagement der DaimlerChrysler AG ab. Die derzeitigen Sicherungen reichen bis in das Jahr 2006.

Risk-Management

In der MTU ist ein dem Vorsitzenden der Geschäftsführung zugeordnetes Risk-Management für die Erkennung, Bewertung und Begrenzung von Risiken verantwortlich. Anhand von konzerneinheitlichen Richtlinien werden damit systematisch mehrmals im Jahr die Risiken identifiziert und mögliche Abwehrmaßnahmen festgelegt.

Ausblick

Bereits seit mehreren Jahren sind viele Fluggesellschaften in wirtschaftlichen Schwierigkeiten. Als Folge der Terroranschlägen vom 11. September 2001 mit dem darauf folgenden erheblichen Einbruch im Passagieraufkommen sind eine ganze Reihe von Airlines in eine finanzielle Schieflage geraten und in Einzelfällen bereits insolvent geworden. Als Sanierungsmaßnahmen wurden Aufträge für neue Flugzeuge und damit Triebwerke verschoben sowie Flugzeuge stillgelegt, um das Sitzplatzangebot der niedrigen Nachfrage anzupassen. Darüber hinaus hat sich der Konkurrenzkampf durch das aggressive Angebot von Billigfliegern verstärkt.
Für das Geschäftsjahr 2003 gehen wir von einer Stabilisierung im Zivilgeschäft auf dem niedrigen Niveau von 2002 aus. Im Behördengeschäft erwarten wir aufgrund der Serienlieferungen in den Programmen EJ200 und MTR390 einen Umsatzanstieg.
Die in 2002 eingetretene Geschäftsabschwächung wird sich voraussichtlich noch bis 2004 fortsetzen. Für die Folgejahre wird dann aber wieder Wachstum im Flugverkehr, mit positiven Wirkungen sowohl für das Serien- und Ersatzteilgeschäft als auch für die Instandsetzung von Triebwerken erwartet.

Bestätigungsvermerk

Wir haben den Jahresabschluss unter Einbeziehung der Buchführung und den Lagebericht der MTU Aero Engines GmbH, München, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2002 geprüft. Die Buchführung und die Aufstellung von Jahresabschluss und Lagebericht nach den deutschen handelsrechtlichen Vorschriften liegen in der Verantwortung der Geschäftsführung der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung und über den Lagebericht abzugeben.

Wir haben unsere Prüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, Jahresabschluss und Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der Geschäftsführung sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der MTU Aero Engines GmbH. Der Lagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar.

München, den 24. Januar 2003

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Höfer	Harrieder
Wirtschaftsprüfer	Wirtschaftsprüfer

KPMG DEUTSCHE TREUHAND-GESELLSCHAFT AKTIENGESELLSCHAFT WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT – BERLIN UND FRANKFURT a. M. – WIRTSCHAFTS-PRÜFUNGS-GESELLSCHAFT SIEGEL

Bei Veröffentlichungen oder Weitergabe des Jahresabschlusses und/oder des Lageberichts in einer von der bestätigten Fassung abweichenden Form (einschließlich der Übersetzung in andere Sprachen) bedarf es zuvor unserer erneuten Stellungnahme, sofern hierbei unser Bestätigungsvermerk zitiert oder auf unsere Prüfung hingewiesen wird; wir weisen insbesondere auf § 328 HGB hin.

Gesellschaftsrechtliche Grundlagen

Sitz	München
Handelsregister	Die Gesellschaft ist im Handelsregister des Amtsgerichts München unter HRB 1035 eingetragen.
Gegenstand des Unternehmens	Gegenstand des Unternehmens ist die Entwicklung, Herstellung und der Vertrieb von Verbrennungskraftmaschinen (insbesondere Gasturbinen und Motoren) und Getrieben sowie deren Regelungs- und Überwachungseinrichtungen einschließlich deren Zubehör und Ersatzteilen für Land-, Luft- und Wasserfahrzeuge sowie für stationäre Verwendung. Die Gesellschaft ist ferner befugt, andere industrielle Erzeugnisse zu entwickeln, herzustellen, zu erwerben und zu vertreiben. Sie kann ferner Dienstleistungen, die im Zusammenhang mit der Entwicklung, Herstellung und dem Vertrieb vorerwähnter Erzeugnisse stehen, erbringen. Außerdem darf die Gesellschaft andere Unternehmen jeglicher Art errichten, von Dritten erwerben oder sich in beliebiger Form daran beteiligen.
Satzung	Die Satzung in der derzeit gültigen Fassung datiert vom 7. September 2000.
Geschäftsjahr	Kalenderjahr
Stammkapital und Kapitalverhältnisse	Das voll eingezahlte Stammkapital beträgt TDM 156.600 (= TEUR 80.068). Die Geschäftsanteile werden nach der im Berichtsjahr erfolgten Veräußerung der Anteile der Dasa (99,99 %) in Höhe von 94,9 % (= TEUR 75.984) von der DCBet und in Höhe von 5,1 % (= TEUR 4.084) von der DCLRH gehalten. MTU-M ist ein Tochterunternehmen (§ 290 HGB) der DCBet, diese ein Tochterunternehmen der DCLRH. Die Gesellschaft wird in den Konzernabschluss der DCAG einbezogen.

Ergebnisabführungsverträge und Organschaften

Mit der Dasa besteht ein Ergebnisabführungsvertrag in der Fassung vom 27. Oktober 1992, dem die DCLRH mit Vertrag vom 27. November/21. Dezember 2000 beigetreten und in alle Rechte und Pflichten eingetreten ist. Die Eintragung der Änderung im Handelsregister ist am 1. Februar 2001 erfolgt.

Die Dasa ist nach der Veräußerung ihrer Anteile aus dem Ergebnisabführungsvertrag ausgetreten. Der Ergebnisabführungsvertrag mit der DCLRH besteht weiterhin.

Zur DCBet bzw. zu deren Mutterunternehmen DCLRH liegt für die Körperschaft-, Gewerbe- und Umsatzsteuer eine Organschaft vor. Innerhalb der Organschaft wird die Körperschaftsteuer zum Regelsteuersatz und die Gewerbesteuer unter Zugrundelegung eines durchschnittlichen Hebesatzes umgelegt.

Die MTU-M hat ihrerseits mit den folgenden Gesellschaften Ergebnisabführungsverträge abgeschlossen:

	seit
MTU Maintenance Hannover GmbH, Langenhagen bei Hannover	1979
MTU-Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, München	1984
Sulzer-MTU Casting Technology GmbH, München (über die Sulzer MTU GbR, München)	1986
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	1991

Mit den genannten Gesellschaften besteht körperschaft-, gewerbe- und umsatzsteuerliche Organschaft.

Vorjahresabschluss

In der Gesellschafterversammlung vom 8. August 2002 ist der von der Geschäftsführung aufgestellte, von uns geprüfte und mit dem uneingeschränkten Bestätigungsvermerk versehene Jahresabschluss zum 31. Dezember 2001 nebst Lagebericht vorgelegt und der Jahresabschluss festgestellt worden.

Größe der Gesellschaft

Die Gesellschaft ist i.S.d. § 267 Abs. 3 HGB eine große Kapitalgesellschaft.

Steuerliche Verhältnisse

Die derzeit laufende steuerliche Außenprüfung umfasst den Zeitraum 1994 bis 1999 hinsichtlich Körperschaft-, Gewerbe- und Umsatzsteuer sowie für die Vermögensteuer die Jahre 1995 bis 1996.

Wirtschaftliche Grundlagen der Gesellschaft

Tätigkeitsgebiet

Das Programm der Gesellschaft umfasst --gegenüber dem Vorjahr unverändert-- Entwicklung, Bau und Wartung von Flugtriebwerken im Rahmen von Kooperationen mit führenden Triebwerkherstellern für Flugzeuge, Hubschrauber und andere Anwendungen.

Als Obergesellschaft übt die MTU-M Holdingfunktionen aus.

Wesentliche Kennzahlen

In der folgenden Übersicht sind den Angaben für den Berichtszeitraum die Zahlen des vorangegangenen Geschäftsjahres gegenübergestellt:

	2002	Vorjahr
	TEUR	TEUR
Umsatzerlöse	1.589.072	1.860.276
Bruttoergebnis vom Umsatz	261.993	228.435
Materialaufwand	848.302	1.329.719
Personalaufwand	366.360	335.160
Investitionen Sachanlagen und immaterielle Vermögensgegenstände	33.879	56.419
Abschreibungen Sachanlagen und immaterielle Vermögensgegenstände	38.281	40.581
Investitionen Finanzanlagen	73.559	506.365
Ergebnisabführung	220.098	157.755
Aufgrund von Ergebnisabführungsverträgen übernommene Gewinne	9.785	22.349
Auftragseingang	1.490.698	1.504.615
	Anzahl	Anzahl
Belegschaft im Jahresdurchschnitt	5.389	5.259

	31.12.2002	31.12.2001
	TEUR	TEUR
Bilanzsumme	1.305.122	1.515.357
Anlagevermögen	615.441	561.578
Anlagenintensität	47,1 %	37,0 %
Vorräte	231.040	327.754
Vorratsintensität	17,7 %	21,6 %
Eigenkapital	124.186	124.186
Eigenkapitalanteil	9,5 %	8,2 %
Auftragsbestand	1.971.073	2.069.447
	Anzahl	Anzahl
Belegschaft am Jahresende	5.450	5.340

Auftragseingang und Auftragsbestand

Der Auftragseingang reduzierte sich um 0,9 % (i.Vj. Rückgang um 17,9 %), wobei ein Rückgang im Wesentlichen im Leistungsbereich Instandsetzungen und Dienstleistungen zu verzeichnen war, der jedoch durch den Anstieg bei den zivilen Triebwerksprogrammen GP7000, PW4000, und V2500 im Leistungsbereich Fertigung nahezu ausgeglichen werden konnte.

Der Auftragseingang setzt sich angabegemäß wie folgt zusammen:

	2002		Vorjahr	
	TEUR	%	TEUR	%
Nach strategischen Geschäftseinheiten				
Behördengeschäft	274.575	18,4	303.281	20,2
Zivilgeschäft	1.216.123	81,6	1.201.334	79,8
	1.490.698	100,0	1.504.615	100,0
Nach Leistungsbereichen				
Fertigung	1.269.781	85,2	1.223.014	81,3
Instandsetzung und Dienstleistungen	182.467	12,2	232.227	15,4
Entwicklung	38.450	2,6	49.374	3,3
	1.490.698	100,0	1.504.615	100,0

Der Auftragseingang unterschritt die Umsatzerlöse, so dass der Auftragsbestand um 4,8 % abnahm.

Der Auftragsbestand setzt sich angabegemäß wie folgt zusammen:

	2002		Vorjahr	
	TEUR	%	TEUR	%
Nach strategischen Geschäftseinheiten				
Behördengeschäft	791.173	40,1	975.425	47,1
Zivilgeschäft	1.179.900	59,9	1.094.022	52,9
	1.971.073	100,0	2.069.447	100,0
Nach Leistungsbereichen				
Fertigung	1.811.954	91,9	1.811.517	87,5
Instandsetzung und Dienstleistungen	114.469	5,8	180.880	8,8
Entwicklung	44.650	2,3	77.050	3,7
	1.971.073	100,0	2.069.447	100,0

Investitionen

Die Investitionen in Sachanlagen (TEUR 33.257) lagen um 38,9 % niedriger als im Vorjahr.

Der Schwerpunkt der Zugänge lag im Berichtsjahr bei der Betriebs- und Geschäftsausstattung sowie den Technischen Anlagen und Maschinen und betraf überwiegend programmgesteuerte Maschinen und Sondermaschinen. Darüber hinaus wurden im Rahmen der Anderen Anlagen sowie der Betriebs- und Geschäftsausstattung vermehrt DV-Hardware und Sonderbetriebsmittel angeschafft bzw. hergestellt.

Belegschaft

	31.12.2002	31.12.2001	Veränderung
	Anzahl	Anzahl	Anzahl
Lohnempfänger	2.197	2.245	- 48
Gehaltsempfänger	2.997	2.850	+ 147
Auszubildende	159	168	- 9
Werkstudenten und Praktikanten	97	77	+ 20
	5.450	5.340	+ 110
Beschäftigte im Jahresdurchschnitt	5.389	5.259	+ 130

Altersversorgung

Für Geschäftsführer, obere Führungskräfte und einen Teil der Führungskräfte bestehen einzelvertragliche Versorgungszusagen der Gesellschaft. Die Höhe der Anwartschaften für die leitenden Führungskräfte richtet sich nach den anrechnungsfähigen Dienstjahren bis zum Rentenalter von 65 Jahren und der zugesagten Höchstpension.

Den übrigen Arbeitnehmern (gewerbliche Mitarbeiter, Angestellte, außertarifliche Angestellte und zum Teil Führungskräfte) wird auf der Grundlage der mit Betriebsvereinbarung zum 1. Januar 1998 geänderten Versorgungsordnung im damaligen DaimlerChrysler Aerospace-Konzern (VO 1997) eine Betriebsrente (Alters- und Erwerbsunfähigkeitsrente oder Hinterbliebenenrente) gewährt.

Die Höhe der Einzelansprüche ergibt sich aus dem rentenfähigen Einkommen und der Zahl der anrechnungsfähigen Dienstjahre (maximal vom 25. bis zum 65. Lebensjahr).

Die Pensionsverpflichtungen der Gesellschaft sind durch Rückstellungen in vollem Umfang gedeckt.

Die MTU-M-UK gewährt gemäß Leistungsplan laufende und einmalige Beihilfen. Das tatsächliche Kassenvermögen der Unterstützungskasse --am 31. Dezember 2002 TEUR 6.985-- liegt nach Berechnungen der Gesellschaft im Rahmen des ertragsteuerlich zulässigen Kassenvermögens; es deckt die Verpflichtungen der Unterstützungskasse (zu Teilwerten nach § 6a EStG) nicht vollständig. Der Fehlbetrag, für den die MTU-M als Trägerunternehmen haftet, beträgt TEUR 12.140 (Anhangangabe gemäß Art. 28 Abs. 2 EGHGB, vgl. Anlage 3 Tz. 12).

Für einen Teil der einzelvertraglichen Pensionszusagen besteht eine Rückdeckungsversicherung; der Rückkaufswert ist aktiviert.

Mit Wirkung zum 1. Januar 2003 werden voraussichtlich die laufenden Renten der Eintrittsjahrgänge 1978, 1981, 1984, 1987, 1990, 1993, 1996 und 1999 nach § 16 BetrAVG angehoben.

Versicherungsschutz

Die Gebäude, Gebäudeeinrichtungen und Maschinen sowie die Vorräte sind bei einem Konsortium von privaten Versicherungsunternehmen im Rahmen einer Allgefahren-Deckung mit einem Selbstbehalt von EUR 25 Mio. (ab 1. Januar 2003) versichert. Diese Deckung umfasst auch Schäden durch Betriebsunterbrechung. Terrorrisiken sind nicht versichert.

Eine Stellungnahme zur Angemessenheit des Versicherungsschutzes liegt nicht im Rahmen unseres Prüfungsauftrags. Wir haben uns jedoch bei den wichtigsten Versicherungsverträgen davon überzeugt, dass die Prämien bei Fälligkeit bezahlt worden sind.

KPMG

Übersicht über Daten zu den Verbundenen Unternehmen und Beteiligungen zum 31. Dezember 2002

		Nominalkapital Landeswährung	Anteil der MTU-M %
Anteile an Verbundenen Unternehmen			
Inland			
DCR DaimlerChrysler "Retura" Vermögensverwaltungs-gesellschaft mbH, Stuttgart	TEUR	25	49,00
MTU Maintenance Hannover GmbH, Langenhagen	TEUR	15.339	100,00
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	TEUR	10.226	100,00
RSZ Beteiligungs- und Verwaltungs GmbH, München	TEUR	26	100,00
ATENA Gesellschaft für Engineering Services mbH, München	TEUR	26	100,00
Sulzer-MTU Casting Technology GmbH, München	TEUR	51	100,00
MTU-Versicherungsvermittlungs- und Wirtschaftsdienst-Gesellschaft mbH, München	TEUR	26	100,00
MTU München Unterstützungskasse GmbH, München	TEUR	26	100,00
Ausland			
MTU Aero Engine North America Inc., Rocky Hill/USA	TUS-$	1.010	100,00
MTU Maintenance Canada Ltd., Richmond/Kanada	TCan-$	25.000	70,00
MTU Maintenance Malaysia Sdn. Bhd., Shah Alam/Malaysia	TRM	5.650	100,00
MTU Maintenance do Brasil Ltda., Sao Carlos/Brasilien	TR$	10	99,99
Beteiligungen			
Inland			
EUROJET Turbo GmbH, München	TEUR	1.023	33,00
EPI Europrop International GmbH, München	TEUR	50	28,00
MTU-Turbomeca Rolls-Royce GmbH, Hallbergmoos	TEUR	38	33,33
APA Aero Propulsion Alliance GmbH, München	TEUR	50	24,80
Gesellschaft zur Entsorgung von Sondermüll in Bayern GmbH, München	TEUR	16.052	0,10
Ausland			
MTU Maintenance Zhuhai Co. Ltd., Zhuhai/China	TCNY	356.748	50,00
IAE International Aero Engines AG, Zürich/Schweiz	Tsfr	2.000	12,10
Ceramic Coating Center S.A.S., Paris/Frankreich	TFF	40	50,00
Turbo-Union Ltd., Bristol/Großbritannien	TEUR	2	39,98

[1] Die Umrechnung ist mit dem Jahresdurchschnittskurs erfolgt.

[2] Die Umrechnung ist zum Anschaffungsstichtagskurs erfolgt.

[3] Es besteht ein EAV.

[4] Es liegen keine Angaben vor.

[5] Vorjahreszahlen, keine aktuellen Zahlen vorhanden.

[6] Mitarbeiterstand am Ende des Jahres

Allgemeine Auftragsbedingungen
für
Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften
vom 1. Januar 2002

1. Geltungsbereich

(1) Die Auftragsbedingungen gelten für die Verträge zwischen Wirtschaftsprüfern oder Wirtschaftsprüfungsgesellschaften (im nachstehenden zusammenfassend „Wirtschaftsprüfer" genannt) und ihren Auftraggebern über Prüfungen, Beratungen und sonstige Aufträge, soweit nicht etwas anderes ausdrücklich schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist.

(2) Werden im Einzelfall ausnahmsweise vertragliche Beziehungen auch zwischen dem Wirtschaftsprüfer und anderen Personen als dem Auftraggeber begründet, so gelten auch gegenüber solchen Dritten die Bestimmungen der nachstehenden Nr. 9.

2. Umfang und Ausführung des Auftrages

(1) Gegenstand des Auftrages ist die vereinbarte Leistung, nicht ein bestimmter wirtschaftlicher Erfolg. Der Auftrag wird nach den Grundsätzen ordnungsmäßiger Berufsausübung ausgeführt. Der Wirtschaftsprüfer ist berechtigt, sich zur Durchführung des Auftrages sachverständiger Personen zu bedienen.

(2) Die Berücksichtigung ausländischen Rechts bedarf – außer bei betriebswirtschaftlichen Prüfungen – der ausdrücklichen schriftlichen Vereinbarung.

(3) Der Auftrag erstreckt sich, soweit er nicht darauf gerichtet ist, nicht auf die Prüfung der Frage, ob die Vorschriften des Steuerrechts oder Sondervorschriften, wie z. B. die Vorschriften des Preis-, Wettbewerbsbeschränkungs- und Bewirtschaftungsrechts beachtet sind; das gleiche gilt für die Feststellung, ob Subventionen, Zulagen oder sonstige Vergünstigungen in Anspruch genommen werden können. Die Ausführung eines Auftrages umfaßt nur dann Prüfungshandlungen, die gezielt auf die Aufdeckung von Buchfälschungen und sonstigen Unregelmäßigkeiten gerichtet sind, wenn sich bei der Durchführung von Prüfungen dazu ein Anlaß ergibt oder dies ausdrücklich schriftlich vereinbart ist.

(4) Ändert sich die Rechtslage nach Abgabe der abschließenden beruflichen Äußerung, so ist der Wirtschaftsprüfer nicht verpflichtet, den Auftraggeber auf Änderungen oder sich daraus ergebende Folgerungen hinzuweisen.

3. Aufklärungspflicht des Auftraggebers

(1) Der Auftraggeber hat dafür zu sorgen, daß dem Wirtschaftsprüfer auch ohne dessen besondere Aufforderung alle für die Ausführung des Auftrages notwendigen Unterlagen rechtzeitig vorgelegt werden und ihm von allen Vorgängen und Umständen Kenntnis gegeben wird, die für die Ausführung des Auftrages von Bedeutung sein können. Dies gilt auch für die Unterlagen, Vorgänge und Umstände, die erst während der Tätigkeit des Wirtschaftsprüfers bekannt werden.

(2) Auf Verlangen des Wirtschaftsprüfers hat der Auftraggeber die Vollständigkeit der vorgelegten Unterlagen und der gegebenen Auskünfte und Erklärungen in einer vom Wirtschaftsprüfer formulierten schriftlichen Erklärung zu bestätigen.

4. Sicherung der Unabhängigkeit

Der Auftraggeber steht dafür ein, daß alles unterlassen wird, was die Unabhängigkeit der Mitarbeiter des Wirtschaftsprüfers gefährden könnte. Dies gilt insbesondere für Angebote auf Anstellung und für Angebote, Aufträge auf eigene Rechnung zu übernehmen.

5. Berichterstattung und mündliche Auskünfte

Hat der Wirtschaftsprüfer die Ergebnisse seiner Tätigkeit schriftlich darzustellen, so ist nur die schriftliche Darstellung maßgebend. Bei Prüfungsaufträgen wird der Bericht, soweit nichts anderes vereinbart ist, schriftlich erstattet. Mündliche Erklärungen und Auskünfte von Mitarbeitern des Wirtschaftsprüfers außerhalb des erteilten Auftrages sind stets unverbindlich.

6. Schutz des geistigen Eigentums des Wirtschaftsprüfers

Der Auftraggeber steht dafür ein, daß die im Rahmen des Auftrages vom Wirtschaftsprüfer gefertigten Gutachten, Organisationspläne, Entwürfe, Zeichnungen, Aufstellungen und Berechnungen, insbesondere Massen- und Kostenberechnungen, nur für seine eigenen Zwecke verwendet werden.

7. Weitergabe einer beruflichen Äußerung des Wirtschaftsprüfers

(1) Die Weitergabe beruflicher Äußerungen des Wirtschaftsprüfers (Berichte, Gutachten und dgl.) an einen Dritten bedarf der schriftlichen Zustimmung des Wirtschaftsprüfers, soweit sich nicht bereits aus dem Auftragsinhalt die Einwilligung zur Weitergabe an einen bestimmten Dritten ergibt.

Gegenüber einem Dritten haftet der Wirtschaftsprüfer (im Rahmen von Nr. 9) nur, wenn die Voraussetzungen des Satzes 1 gegeben sind.

(2) Die Verwendung beruflicher Äußerungen des Wirtschaftsprüfers zu Werbezwecken ist unzulässig; ein Verstoß berechtigt den Wirtschaftsprüfer zur fristlosen Kündigung aller noch nicht durchgeführten Aufträge des Auftraggebers.

8. Mängelbeseitigung

(1) Bei etwaigen Mängeln hat der Auftraggeber Anspruch auf Nacherfüllung durch den Wirtschaftsprüfer. Nur bei Fehlschlagen der Nacherfüllung kann er auch Herabsetzung der Vergütung oder Rückgängigmachung des Vertrages verlangen; ist der Auftrag von einem Kaufmann im Rahmen seines Handelsgewerbes, einer juristischen Person des öffentlichen Rechts oder von einem öffentlich-rechtlichen Sondervermögen erteilt worden, so kann der Auftraggeber die Rückgängigmachung des Vertrages nur verlangen, wenn die erbrachte Leistung wegen Fehlschlagens der Nacherfüllung für ihn ohne Interesse ist. Soweit darüber hinaus Schadensersatzansprüche bestehen, gilt Nr. 9.

(2) Der Anspruch auf Beseitigung von Mängeln muß vom Auftraggeber unverzüglich schriftlich geltend gemacht werden. Ansprüche nach Abs. 1, die nicht auf einer vorsätzlichen Handlung beruhen, verjähren nach Ablauf eines Jahres ab dem gesetzlichen Verjährungsbeginn.

(3) Offenbare Unrichtigkeiten, wie z. B. Schreibfehler, Rechenfehler und formelle Mängel, die in einer beruflichen Äußerung (Bericht, Gutachten und dgl.) des Wirtschaftsprüfers enthalten sind, können jederzeit vom Wirtschaftsprüfer auch Dritten gegenüber berichtigt werden. Unrichtigkeiten, die geeignet sind, in der beruflichen Äußerung des Wirtschaftsprüfers enthaltene Ergebnisse in Frage zu stellen, berechtigen diesen, die Äußerung auch Dritten gegenüber zurückzunehmen. In den vorgenannten Fällen ist der Auftraggeber vom Wirtschaftsprüfer tunlichst vorher zu hören.

9. Haftung

(1) Für gesetzlich vorgeschriebene Prüfungen gilt die Haftungsbeschränkung des § 323 Abs. 2 HGB.

(2) Haftung bei Fahrlässigkeit; Einzelner Schadensfall

Falls weder Abs. 1 eingreift noch eine Regelung im Einzelfall besteht, ist die Haftung des Wirtschaftsprüfers für Schadensersatzansprüche jeder Art, mit Ausnahme von Schäden aus der Verletzung von Leben, Körper und Gesundheit, bei einem fahrlässig verursachten einzelnen Schadensfall gem. § 54a Abs. 1 Nr. 2 WPO auf 4 Mio. € beschränkt; dies gilt auch dann, wenn eine Haftung gegenüber einer anderen Person als dem Auftraggeber begründet sein sollte. Ein einzelner Schadensfall ist auch bezüglich eines aus mehreren Pflichtverletzungen stammenden einheitlichen Schadens gegeben. Der einzelne Schadensfall umfaßt sämtliche Folgen einer Pflichtverletzung ohne Rücksicht darauf, ob Schäden in einem oder in mehreren aufeinanderfolgenden Jahren entstanden sind. Dabei gilt mehrfaches auf gleicher oder gleichartiger Fehlerquelle beruhendes Tun oder Unterlassen als einheitliche Pflichtverletzung, wenn die betreffenden Angelegenheiten miteinander in rechtlichem oder wirtschaftlichem Zusammenhang stehen. In diesem Fall kann der Wirtschaftsprüfer nur bis zur Höhe von 5 Mio. € in Anspruch genommen werden. Die Begrenzung auf das Fünffache der Mindestversicherungssumme gilt nicht bei gesetzlich vorgeschriebenen Pflichtprüfungen.

(3) Ausschlußfristen

Ein Schadensersatzanspruch kann nur innerhalb einer Ausschlußfrist von einem Jahr geltend gemacht werden, nachdem der Anspruchsberechtigte von dem Schaden und von dem anspruchsbegründenden Ereignis Kenntnis erlangt hat, spätestens aber innerhalb von 5 Jahren nach dem anspruchsbegründenden Ereignis. Der Anspruch erlischt, wenn nicht innerhalb einer Frist von sechs Monaten seit der schriftlichen Ablehnung der Ersatzleistung Klage erhoben wird und der Auftraggeber auf diese Folge hingewiesen wurde. Das Recht, die Einrede der Verjährung geltend zu machen, bleibt unberührt. Die Sätze 1 bis 3 gelten auch bei gesetzlich vorgeschriebenen Prüfungen mit gesetzlicher Haftungsbeschränkung.

© IDW-Verlag GmbH · Postfach 32 05 80 · 40420 Düsseldorf · Telefax 02 11 / 45 61 206

10. Ergänzende Bestimmungen für Prüfungsaufträge

(1) Eine nachträgliche Änderung oder Kürzung des durch den Wirtschaftsprüfer geprüften und mit einem Bestätigungsvermerk versehenen Abschlusses oder Lageberichts bedarf, auch wenn eine Veröffentlichung nicht stattfindet, der schriftlichen Einwilligung des Wirtschaftsprüfers. Hat der Wirtschaftsprüfer einen Bestätigungsvermerk nicht erteilt, so ist ein Hinweis auf die durch den Wirtschaftsprüfer durchgeführte Prüfung im Lagebericht oder an anderer für die Öffentlichkeit bestimmter Stelle nur mit schriftlicher Einwilligung des Wirtschaftsprüfers und mit dem von ihm genehmigten Wortlaut zulässig.

(2) Widerruft der Wirtschaftsprüfer den Bestätigungsvermerk, so darf der Bestätigungsvermerk nicht weiterverwendet werden. Hat der Auftraggeber den Bestätigungsvermerk bereits verwendet, so hat er auf Verlangen des Wirtschaftsprüfers den Widerruf bekanntzugeben.

(3) Der Auftraggeber hat Anspruch auf fünf Berichtsausfertigungen. Weitere Ausfertigungen werden besonders in Rechnung gestellt.

11. Ergänzende Bestimmungen für Hilfeleistung in Steuersachen

(1) Der Wirtschaftsprüfer ist berechtigt, sowohl bei der Beratung in steuerlichen Einzelfragen als auch im Falle der Dauerberatung die vom Auftraggeber genannten Tatsachen, insbesondere Zahlenangaben, als richtig und vollständig zugrunde zu legen; dies gilt auch für Buchführungsaufträge. Er hat jedoch den Auftraggeber auf von ihm festgestellte Unrichtigkeiten hinzuweisen.

(2) Der Steuerberatungsauftrag umfaßt nicht die zur Wahrung von Fristen erforderlichen Handlungen, es sei denn, daß der Wirtschaftsprüfer hierzu ausdrücklich den Auftrag übernommen hat. In diesem Falle hat der Auftraggeber dem Wirtschaftsprüfer alle für die Wahrung von Fristen wesentlichen Unterlagen, insbesondere Steuerbescheide, so rechtzeitig vorzulegen, daß dem Wirtschaftsprüfer eine angemessene Bearbeitungszeit zur Verfügung steht.

(3) Mangels einer anderweitigen schriftlichen Vereinbarung umfaßt die laufende Steuerberatung folgende, in die Vertragsdauer fallenden Tätigkeiten:

a) Ausarbeitung der Jahressteuererklärungen für die Einkommensteuer, Körperschaftsteuer und Gewerbesteuer sowie der Vermögensteuererklärungen, und zwar auf Grund der vom Auftraggeber vorzulegenden Jahresabschlüsse und sonstiger, für die Besteuerung erforderlicher Aufstellungen und Nachweise

b) Nachprüfung von Steuerbescheiden zu den unter a) genannten Steuern

c) Verhandlungen mit den Finanzbehörden im Zusammenhang mit den unter a) und b) genannten Erklärungen und Bescheiden

d) Mitwirkung bei Betriebsprüfungen und Auswertung der Ergebnisse von Betriebsprüfungen hinsichtlich der unter a) genannten Steuern

e) Mitwirkung in Einspruchs- und Beschwerdeverfahren hinsichtlich der unter a) genannten Steuern.

Der Wirtschaftsprüfer berücksichtigt bei den vorgenannten Aufgaben die wesentliche veröffentlichte Rechtsprechung und Verwaltungsauffassung.

(4) Erhält der Wirtschaftsprüfer für die laufende Steuerberatung ein Pauschalhonorar, so sind mangels anderweitiger schriftlicher Vereinbarungen die unter Abs. 3 d) und e) genannten Tätigkeiten gesondert zu honorieren.

(5) Die Bearbeitung besonderer Einzelfragen der Einkommensteuer, Körperschaftsteuer, Gewerbesteuer, Einheitsbewertung und Vermögensteuer sowie aller Fragen der Umsatzsteuer, Lohnsteuer, sonstigen Steuern und Abgaben erfolgt auf Grund eines besonderen Auftrages. Dies gilt auch für

a) die Bearbeitung einmalig anfallender Steuerangelegenheiten, z. B. auf dem Gebiet der Erbschaftsteuer, Kapitalverkehrsteuer, Grunderwerbsteuer,

b) die Mitwirkung und Vertretung in Verfahren vor den Gerichten der Finanz- und der Verwaltungsgerichtsbarkeit sowie in Steuerstrafsachen und

c) die beratende und gutachtliche Tätigkeit im Zusammenhang mit Umwandlung, Verschmelzung, Kapitalerhöhung und -herabsetzung, Sanierung, Eintritt und Ausscheiden eines Gesellschafters, Betriebsveräußerung, Liquidation und dergleichen.

(6) Soweit auch die Ausarbeitung der Umsatzsteuerjahreserklärung als zusätzliche Tätigkeit übernommen wird, gehört dazu nicht die Überprüfung etwaiger besonderer buchmäßiger Voraussetzungen sowie die Frage, ob alle in Betracht kommenden umsatzsteuerrechtlichen Vergünstigungen wahrgenommen worden sind. Eine Gewähr für die vollständige Erfassung der Unterlagen zur Geltendmachung des Vorsteuerabzuges wird nicht übernommen.

12. Schweigepflicht gegenüber Dritten, Datenschutz

(1) Der Wirtschaftsprüfer ist nach Maßgabe der Gesetze verpflichtet, über alle Tatsachen, die ihm im Zusammenhang mit seiner Tätigkeit für den Auftraggeber bekannt werden, Stillschweigen zu bewahren, gleichviel, ob es sich dabei um den Auftraggeber selbst oder dessen Geschäftsverbindungen handelt, es sei denn, daß der Auftraggeber ihn von dieser Schweigepflicht entbindet.

(2) Der Wirtschaftsprüfer darf Berichte, Gutachten und sonstige schriftliche Äußerungen über die Ergebnisse seiner Tätigkeit Dritten nur mit Einwilligung des Auftraggebers aushändigen.

(3) Der Wirtschaftsprüfer ist befugt, ihm anvertraute personenbezogene Daten im Rahmen der Zweckbestimmung des Auftraggebers zu verarbeiten oder durch Dritte verarbeiten zu lassen.

13. Annahmeverzug und unterlassene Mitwirkung des Auftraggebers

Kommt der Auftraggeber mit der Annahme der vom Wirtschaftsprüfer angebotenen Leistung in Verzug oder unterläßt der Auftraggeber eine ihm nach Nr. 3 oder sonstwie obliegende Mitwirkung, so ist der Wirtschaftsprüfer zur fristlosen Kündigung des Vertrages berechtigt. Unberührt bleibt der Anspruch des Wirtschaftsprüfers auf Ersatz der ihm durch den Verzug oder die unterlassene Mitwirkung des Auftraggebers entstandenen Mehraufwendungen sowie des verursachten Schadens, und zwar auch dann, wenn der Wirtschaftsprüfer von dem Kündigungsrecht keinen Gebrauch macht.

14. Vergütung

(1) Der Wirtschaftsprüfer hat neben seiner Gebühren- oder Honorarforderung Anspruch auf Erstattung seiner Auslagen; die Umsatzsteuer wird zusätzlich berechnet. Er kann angemessene Vorschüsse auf Vergütung und Auslagenersatz verlangen und die Auslieferung seiner Leistung von der vollen Befriedigung seiner Ansprüche abhängig machen. Mehrere Auftraggeber haften als Gesamtschuldner.

(2) Eine Aufrechnung gegen Forderungen des Wirtschaftsprüfers auf Vergütung und Auslagenersatz ist nur mit unbestrittenen oder rechtskräftig festgestellten Forderungen zulässig.

15. Aufbewahrung und Herausgabe von Unterlagen

(1) Der Wirtschaftsprüfer bewahrt die im Zusammenhang mit der Erledigung eines Auftrages ihm übergebenen und von ihm selbst angefertigten Unterlagen sowie den über den Auftrag geführten Schriftwechsel sieben Jahre auf.

(2) Nach Befriedigung seiner Ansprüche aus dem Auftrag hat der Wirtschaftsprüfer auf Verlangen des Auftraggebers alle Unterlagen herauszugeben, die er aus Anlaß seiner Tätigkeit für den Auftrag von diesem oder für diesen erhalten hat. Dies gilt jedoch nicht für den Schriftwechsel zwischen dem Wirtschaftsprüfer und seinem Auftraggeber und für die Schriftstücke, die dieser bereits in Urschrift oder Abschrift besitzt. Der Wirtschaftsprüfer kann von Unterlagen, die er an den Auftraggeber zurückgibt, Abschriften oder Fotokopien anfertigen und zurückbehalten.

16. Anzuwendendes Recht

Für den Auftrag, seine Durchführung und die sich hieraus ergebenden Ansprüche gilt nur deutsches Recht.

© IDW-Verlag GmbH · Postfach 32 05 80 · 40420 Düsseldorf · Telefax 02 11/45 61-206

48

RECEIVED
2005

Dreijahresübersichten Konzern (IFRS)

für die Geschäftsjahre 2002, 2003 und 2004
sowie für das erste Quartal 2004 und 2005

Übersicht über die Geschäftsjahre 2002, 2003 und 2004 sowie für das 1. Quartal 2004 und 2005 (jeweils nach IFRS)

Einleitung zu den Übersichtsseiten (Seite F-13 bis F-16)

Die nachfolgenden Finanzinformationen zum Geschäftsjahr 2004 sowie für die Perioden, die zum 31. März 2004 bzw. 2005 enden, sind dem nach International Financial Reporting Standards („IFRS") aufgestellten Konzernabschlusses der MTU Aero Engines Erste Holding GmbH zum 31. Dezember 2004 bzw. deren konsolidierten Zwischenabschlüsse zum 31. März 2004 bzw. 31. März 2005 entnommen. Die Firma der Gesellschaft wurde mittlerweile in MTU Aero Engines Holding AG geändert. Diese Finanzinformationen stellen lediglich Auszüge aus diesen Abschlüssen dar.

Die nachfolgenden Finanzinformation zum Geschäftsjahr 2003 wurden—soweit sie die Gewinn- und Verlustrechnung und die Kapitalflussrechnung betreffen—aus dem nach IFRS aufgestellten Konzernabschluss der MTU Aero Engines GmbH, wie sie in ihrer rechtlichen Struktur vor Erwerb bestanden hat, entnommen. Der zugrunde liegende IFRS Konzernabschluss wurde aus dem HGB Konzernabschluss zum 31. Dezember 2003 entwickelt. Finanzinformationen zur Bilanz 2003 stellen Vortragswerte zum 1. Januar 2004 dar, die dem Konzernanhang der MTU Aero Engines Erste Holding GmbH entnommen wurden. Ebenso betrifft die Eigenkapitalveränderungsrechnung 2003 die MTU Aero Engines Erste Holding GmbH.

Die nachfolgenden Finanzinformationen zum Geschäftsjahr 2002 basieren auf dem nach IFRS aufgestellten Konzernabschluss der MTU Aero Engines GmbH wie sie in ihrer rechtlichen Struktur vor Erwerb bestanden hat. Dieser IFRS Konzernabschluss wurde aus dem HGB Konzernabschluss zum 31. Dezember 2002 entwickelt.

Die ungeprüften konsolidierten IFRS Finanzinformationen für die jeweils am 31. Dezember endenden Jahre 2002 und 2003 wurden so aufbereitet, dass sie dieselben IFRS Rechnungslegungsgrundsätze aufweisen, wie sie für die konsolidierten Finanzinformationen der MTU Aero Engines Erste Holding GmbH für das Geschäftsjahr 2004 angewendet wurden, mit Ausnahme der Rechnungslegungsanwendung für Pensionsverbindlichkeiten: Die Korridormethode für die Bilanzierung der versicherungsmathematischen Gewinne und Verluste wurde in den Geschäftsjahren 2002 und 2003 nicht angewendet.

Der nach IFRS aufgestellte Konzernabschluss zum 31. Dezember 2004 der MTU Aero Engines Erste Holding GmbH wurde von einem Abschlussprüfer nach den deutschen Prüfungsvorschriften und unter Beachtung der vom Institut der Wirtschaftsprüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung geprüft.

Die nach IFRS aufgestellten Konzernabschlüsse zum 31. März 2005 und 31. März 2004 der MTU Aero Engines Erste Holding GmbH sowie die nach IFRS übergeleiteten Konzernabschlüsse zum 31. Dezember 2003 und 31. Dezember 2002 der MTU Aero Engines GmbH, wie sie in ihrer rechtlichen Struktur vor Erwerb bestanden hat, sind ungeprüft.

MTU Aero Engines Holding AG

GEWINN- UND VERLUSTRECHNUNG

in Mio. €	2002	2003	IFRS 2004	Q1 2004	Q1 2005
Umsatzerlöse	2.200,8	1.952,2	1.918,0	430,0	509,7
Umsatzkosten	-1.899,5	-1.617,4	-1.685,3	-392,3	-450,2
davon Forschungs- und Entwicklungskosten	-53,7	-48,3	-57,7	-19,3	-4,8
Bruttoergebnis vom Umsatz	301,3	334,8	232,7	37,7	59,6
Vertriebskosten	-77,6	-81,7	-68,0	-18,2	-17,0
Allgemeine Verwaltungskosten	-42,6	-49,3	-87,7	-48,1	-13,9
Sonstige betriebliche Erträge und Aufwendungen	7,6	-0,3	4,0	0,3	1,2
Ergebnis vor Finanzergebnis	188,8	203,5	81,1	-28,2	29,9
Finanzergebnis	-17,4	-45,4	-72,8	-44,6	-21,7
Ergebnisanteile an Joint Ventures, die nach der Equity-Methode bilanziert sind	1,4	-1,5	-1,8	-0,7	0,0
Ergebnis der gewöhnlichen Geschäftstätigkeit	172,8	156,6	6,5	-73,6	8,2
Steuern von Einkommen und vom Ertrag	-73,4	-93,3	-6,3	29,0	-3,2
Minority interest (share of loss)	1,1	0,0	0,0	0,0	0,0
Konzernjahresüberschuss /-jahresfehlbetrag	100,4	63,3	0,2	-44,6	5,0

UMSATZERLÖSE

	2002 HGB	2003 HGB	2004 IFRS
Inland	425	445	501,4
Nordamerika	1.424	1.040	986,4
übrige	448	455	430,2
gesamt	2.297	1.940	1.918,0

MTU Aero Engines Holding AG

BILANZ

in Mio. €	2002	IFRS 2003	2004	Q1 2005
Langfristiges Vermögen				
Immaterielle Vermögenswerte	133,2	984,7	968,6	961,6
Sachanlagevermögen	279,8	630,6	576,6	562,2
Beteiligungen an Joint Ventures	33,6	45,9	44,1	44,1
Anteile an assoziierten Unternehmen	234,0	0,4	0,4	0,4
sonstige Anteile	0,0	1,0	0,8	0,7
Langfristige Ausleihungen	4,4	4,0	1,4	1,4
Finanzanlagen	272,0	51,2	46,6	46,5
Forderungen und sonstige Vermögenswerte	39,8	92,0	40,4	0,7
Latente Steuern	0,0	2,3	2,3	3,1
	724,8	1.760,9	1.634,6	1.574,1
Kurzfristiges Vermögen				
Vorräte	443,7	418,3	448,1	458,0
Forderungen Lieferung und Leistungen	411,1	317,3	450,4	474,6
Forderungen und sonstige Vermögenswerte	131,7	207,5	147,9	67,4
Flüssige Mittel	326,5	205,6	28,5	44,1
Geleistete Vorauszahlungen	4,6	5,9	9,6	6,6
	1.317,6	1.154,6	1.084,5	1.050,8
Bilanzsumme	2.042,4	2.915,5	2.719,1	2.624,9
Eigenkapital				
Gezeichnetes Kapital	80,1	0,0	2,2	2,2
Kapitalrücklage und Gewinnrücklage	775,1	201,5	203,7	203,7
Gesamtergebnisrechnung	36,4	0,0	11,2	1,0
Bilanzverlust	-120,8	-0,3	-0,1	4,8
	770,8	201,2	217,0	211,8
Langfristige Schulden				
Rückstellungen für Pensionen	285,3	332,2	344,7	351,0
Übrige Rückstellungen	29,9	87,9	56,7	56,8
Finanzverbindlichkeiten	47,9	816,6	621,2	598,3
Übrige Verbindlichkeiten	193,1	72,7	58,2	59,5
Latente Steuern	67,2	361,9	367,7	358,6
	623,4	1.671,3	1.448,5	1.424,1
Kurzfristige Schulden				
Rückstellungen für Pensionen	10,6	10,8	14,2	14,1
Übrige Rückstellungen	134,6	176,5	156,2	137,4
Finanzverbindlichkeiten	36,1	319,5	245,3	70,3
Verbindlichkeiten aus Lieferungen und Leistungen	205,6	180,1	227,1	287,1
Übrige Verbindlichkeiten	261,3	356,1	410,7	480,0
	648,2	1.043,0	1.053,6	989,0
Bilanzsumme	2.042,4	2.915,5	2.719,1	2.624,9

MTU Aero Engines Holding AG

Eigenkapitalveränderungsrechnung

				IFRS Gesamtergebnisrechnung		
in Mio. €	Gezeichnetes Kapital	Kapital-rücklage	Bilanz-gewinn	Währungs-differenzen	Derivate	Gesamt
15.07.2003	0,0	0,0	0,0	0,0	0,0	0,0
Periodenergebnis 2003			-0,3			-0,3
Einzahlung in Kapitalrücklage		201,5				201,5
31.12.2003	0,0	201,5	-0,3	0,0	0,0	201,2
Jahresergebnis 2004			0,2			0,2
Einzahlung in Kapitalrücklage		2,2				2,2
Einzahlung in Gezeichnetes Kapital	2,2					2,2
Ergebnis aus Fair Value Bewertungen / Derivate					12,2	12,2
Währungskurseinflüsse				-1,0		-1,0
				-1,0	12,2	
31.12.2004	2,2	203,7	−0,1		11,2	217,0

MTU Aero Engines Holding AG

KAPITALFLUSSRECHNUNG DES KONZERNS

			IFRS		
in Mio. €	2002	2003	2004	Q1 2004	Q1 2005
Konzernjahresüberschuss /-jahresfehlbetrag	99,3	63,3	0,2	-44,6	5,0
+ Abschreibungen auf Gegenstände des Anlagevermögens	54,9	60,9	133,1	31,3	33,3
+ Verluste von assoziierte Unterenehmen	0,0	0,0	1,8	0,7	0,0
- Gewinn aus Anlagenabgang	0,0	0,0	-1,7	-0,2	-0,1
+/- Veränderung aus Pensionsrückstellungen	27,3	42,9	15,9	3,8	6,2
+/- Veränderung der übrigen Rückstellungen	3,8	-35,4	-51,5	-29,4	-18,8
- Aktivierung Entwicklungskosten GP7000/PW6000	-75,2	-122,8	0,0	0,0	0,0
+/- Veränderung der aktiven/passiven latenten Steuern	67,2	39,1	-2,4	-29,0	-2,6
+/- Gewinne/Verluste aus dem Abgang von Anlagevermögen	-1,0	0,1	0,0	0,0	0,0
+/- Veränderung der Vorräte	104,1	31,9	-29,8	0,4	-9,9
+/- Veränderung der Forderungen (ohne Derivate)	72,1	88,9	-79,8	26,0	-8,9
+/- Veränderung der Verbindlichkeiten (ohne Derivate)	-70,7	-62,0	87,2	97,9	128,9
Mittelzu/-abfluss aus der betrieblichen Geschäftstätigkeit	**281,8**	**106,9**	**72,9**	**56,9**	**133,1**
- Investitionen in Immaterielle Vermögenswerte und Sachanlagen	-136,0	-83,8	-65,9	-10,8	-11,2
- Unternehmenserwerb MTU-Gruppe	0,0	0,0	-766,6	0,0[1]	0,0
- Investitionen in Finanzanlagen	-10,8	-16,3	-0,1	-0,1	0,0
+ Erlöse aus Anlagenabgängen	12,8	6,3	3,3	0,4	0,7
+ Rückzahlungen von Ausleihungen	0,7	0,3	2,8	0,2	0,0
Mittelabfluss aus der Investitionstätigkeit	**-133,3**	**-93,5**	**-826,5**	**-10,3**	**-10,5**
+/- Veränderung der Finanzverbindlichkeiten	25,9	20,9	571,5	2,7[2]	-198,0
+/- Ergebnisabführung/ Rücklagenausschüttung, -Zuführung	-280,5	-307,0	4,4	11,8	91,5
Mittelzufluss aus der Finanzierungstätigkeit	-254,6	-286,1	575,9	14,5	-106,5
Wechselkursänderung im Kapital	0,0	0,0	-1,0	-0,7	-1,1
Wechselkursänderung im Anlagevermögen	0,0	0,0	1,4	0,6	0,7
	0,0	0,0	0,4	-0,1	-0,4
Veränderung der flüssigen Mittel	-106,1	-272,7	-177,2	61,1	15,7
Flüssige Mittel am 1. Januar	396,4	290,3	205,6	205,6	28,5
	0,0	0,0	0,0	0,0	0,0
Flüssige Mittel am 31. Dezember	290,3	17,6	28,5	266,7	44,1

(1) *Ohne Berücksichtigung des Mittelabflusses von € 766,6 Mio. bei der Zahlung des Kaufpreises für die Akquisition.*

(2) *Ohne Berücksichtigung des Mittelzuflusses von € 766,6 Mio. im Zusammenhang mit der Finanzierung der Akquisition durch Dritte inklusive des 162,2 Mio. Darlehens von Blade Forex.*

Anschaffungs-kosten	aufgelaufene Abschreibungen	Buchwert	Umsatz 2002	Jahres-ergebnis 2002	Beschäftigte 31.12.2002
TEUR	TEUR	TEUR	TEUR	TEUR	
393.709	164.865	228.844	Ø	6.138	Ø
65.339	0	65.339	543.430	5.381 [3]	1.316 [6]
58.296	0	58.296	127.597	3.762 [3]	524 [6]
14.376	0	14.376	Ø	1	Ø
7.414	0	7.414	25.658	510	452 [6]
51	0	51	Ø	1 [3]	Ø
26	0	26	1.065	640 [3]	Ø
26	26	0	Ø	-693	Ø
48.471 [2]	0	48.471	Ø	2	Ø
9.895 [2]	0	9.895	61.419 [1]	-27.709 [1]	332 [6]
1.748 [2]	0	1.748	1.484 [1]	138 [1]	90 [6]
377 [2]	0	377	Ø	-78 [1/5]	7 [6]
599.728	164.891	434.837			
337	0	337	486.905 [5]	585 [5]	17 [5]
14	0	14	[4]	[4]	[4]
13	0	13	22.714 [5]	43 [5]	1 [5]
12	0	12	1.742 [5]	32 [5]	Ø
10	0	10	[4]	[4]	[4]
35.570 [2]		35.570	Ø	-7.660 [1]	174 [6]
147 [2]	0	147	2.584.707 [1/5]	3.045 [1/5]	[4]
20	0	20	82 [1/5]	-1.386 [1/5]	16 [6]
2 [2]	0	2	351.007 [1/5]	-7 [1/5]	[4]
36.125	0	36.125			

49

RECEIVED
2005 AUG ...
OFFICE OF ...
CORPORATE ...

Konzernabschluss

zum 31.03.2005

(ungeprüft)

erstellt nach
International Financial Reporting Standards

MTU Aero Engines
Erste Holding GmbH,
München

MTU Aero Engines Erste Holding GmbH
Konzern-Gewinn-und Verlustrechnung

in T-Euro	Anhang	Jan -März 2005	Jan -März 2004
Umsatzerlöse	(5)	509.750	429.979
Umsatzkosten	(6)	-450.172	-392.256
Bruttoergebnis vom Umsatz		59.578	37.723
Vertriebskosten		-17.017	-18.173
Verwaltungskosten		-13.944	-48.067
Sonstige betriebliche Erträge und Aufwendungen		1.246	279
Ergebnis vor Finanzergebnis		**29.863**	**-28.238**
Finanzergebnis		-21.714	-44.576
Ergebnisanteile an Joint-Ventures, die nach der Equity-Methode bilanziert sind		29	-749
Ergebnis der gewöhnlichen Geschäftstätigkeit		**8.178**	**-73.563**
Steuern vom Einkommen und Ertrag		-3.188	28.985
Konzernjahresüberschuss /- fehlbetrag		**4.990**	**-44.578**
Verlustvortrag		-148	-321
Konzerngewinn / -verlust		**4.842**	**-44.899**

MTU Aero Engines Erste Holding GmbH - Konzernbilanz

in T-Euro	Anhang	31.03.2005	31.03.2005	31.12.2004
AKTIVA				
Langfristiges Vermögen				
Immaterielle Vermögensgegenstände	(1)		961.552	968.596
Sachanlagevermögen	(2)		562.167	576.601
Beteiligungen an Joint Ventures		44.100		44.071
Anteile an assoziierten Unternehmen		378		378
Sonstige Anteile		659		769
Langfristige Ausleihungen		1.410		1.421
Finanzanlagen			46.547	46.639
Sonstige Vermögenswerte			695	40.399
Latente Steuern			3.140	2.346
			1.574.101	1.634.581
Kurzfristiges Vermögen				
Vorräte		458.046		448.105
Forderungen		474.580		450.424
Sonstige Vermögenswerte		67.401		147.919
Flüssige Mittel		44.111		28.454
Geleistete Vorauszahlungen		6.637		9.619
			1.050.775	1.084.521
			2.624.876	2.719.102
PASSIVA				
Eigenkapital	(3)			
Gezeichnetes Kapital		2.210		2.210
Kapitalrücklage		203.745		203.745
Gesamtergebnisrechnung		1.020		11.159
Bilanzgewinn / -verlust		4.842		-148
			211.817	216.966
Langfristige Schulden				
Rückstellungen für Pensionen		350.997		344.679
Übrige Rückstellungen		56.758		56.674
Finanzverbindlichkeiten	(4)	598.261		621.240
Übrige Verbindlichkeiten		59.499		58.244
Latente Steuern		358.571		367.697
			1.424.086	1.448.534
Kurzfristige Schulden				
Rückstellungen für Pensionen		14.134		14.240
Übrige Rückstellungen		137.372		156.232
Finanzverbindlichkeiten	(4)	70.286		245.327
Verbindlichkeiten aus Lieferungen und Leistungen		287.140		227.122
Übrige Verbindlichkeiten		480.041		410.681
			988.973	1.053.602
			2.624.876	2.719.102

MTU Aero Engines Erste Holding GmbH
Konzern-Kapitalflussrechnung

in T-Euro	Jan -März 2005	Jan -März 2004
Konzernjahresüberschuss /- fehlbetrag	**4.990**	**-44.578**
+ Abschreibungen auf Gegenstände des Anlagevermögens	33.305	31.286
+ Gewinne/Verluste von assoziierten Unternehmen	-29	749
+ Gewinne aus Anlageabgängen	-78	-246
+/- Veränderung der Pensionsrückstellungen	6.212	3.843
+/- Veränderung der übrigen Rückstellungen	-18.776	-29.350
+/- Veränderung der latenten Steuern	-2.625	-29.043
+/- Veränderungen bei Positionen der Vermögenswerte und Schulden		
+/- Veränderung der Vorräte	-9.941	385
+/- Veränderung der Forderungen (ohne Derivate)	-8.854	25.976
+/- Veränderung der Verbindlichkeiten (ohne Derivate)	128.867	97.915
Mittelzufluss aus der betrieblichen Geschäftstätigkeit	**133.071**	**56.937**
- Investitionen in Immaterielle Vermögenswerte und Sachanlagen	-11.191	-10.779
- Investitionen in Finanzanlagen	-3	-88
+ Erlöse aus Anlageabgängen	680	395
+ Rückzahlungen von Ausleihungen	14	221
Mittelabfluss aus der Investitionstätigkeit	**-10.500**	**-10.251**
+/- Veränderung der Finanzverbindlichkeiten	-198.020	2.719
+/- Veränderung der Derivate	91.529	11.802
Mittelzu-/abfluss aus der Finanzierungstätigkeit	**-106.491**	**14.521**
Wechselkursänderungen im Kapital	-1.128	-720
Wechselkursänderungen im Anlagevermögen	705	583
	-423	**-137**
Veränderung der flüssigen Mittel	**15.657**	**61.070**
Flüssige Mittel am 31.12.2004 / 01.01.2004	**28.454**	**205.646**
Flüssige Mittel am 31. März	**44.111**	**266.716**

Anhangsangaben zur Konzen-Bilanz

(1) Immaterielle Vermögensgegenstände

Die immateriellen Vermögensgegenstände betragen T€ 961.552 (2004: T€ 968.596) und beinhalten Programmwerte, programmunabhängige Technologien, Kundenbeziehungen, Nutzungsrechte und Lizenzen sowie Firmenwerte.

in T-Euro	31.03.2005	31.12.2004
Programmwerte	375.884	376.864
Programmunabhängige Technologien	109.148	112.269
Kundenbeziehungen	50.562	51.768
Nutzungsrechte und Lizenzen	43.139	45.086
Fimenwerte	382.819	382.609
	961.552	968.596

Die Veränderung der Firmenwerte beruht auf Währungsveränderungen. Im ersten Quartal des Jahres 2005 sind keine Ereignisse eingetreten, die auf einen Abwertungsbedarf bei den Firmenwerten hindeuten.

(2) Sachanlagevermögen

Das Sachanlagevermögen reduziert sich um T€ 14.434 auf T€ 562.167. Dies ist vor allem durch hohe Abschreibungen aufgrund der Purchase Price Allocation begründet, die im ersten Quartal über den Zugängen liegen.

(3) Eigenkapitalentwicklung

in T-Euro	31.03.2005
Eigenkapital zum 31.12.2004	216.966
Konzernjahresüberschuss	4.990
Währungseffekte	705
Veränderungen der Finanzderivate	-10.844
Eigenkapital zum 31.03.2005	211.817

(4) Finanzverbindlichkeiten (kurz- und langfristig)

in T-Euro	kurz-fristig	lang-fristig	Gesamt 31.03.2005
Anleihen			
High Yield Bond		275.000	275.000
Zinsverbindlichkeit High Yield Bond	11.344		11.344
Verbindlichkeiten gegenüber Kreditinstituten			
Revolving Credit Facility	56.817		56.817
Übrige Bankverbindlichkeiten	8		8
Verbindlichkeiten gegenüber nahestehenden Unternehmen	406	71.746	72.152
Sonstige Finanzverbindlichkeiten			
Vendor Loan		188.283	188.283
Finance Leasing Verbindlichkeiten	1.711	50.841	52.552
Sonstige		12.391	12.391
	70.286	598.261	668.547

in T-Euro	kurz-fristig	lang-fristig	Gesamt 31.12.2004
Anleihen			
High Yield Bond		275.000	275.000
Zinsverbindlichkeit High Yield Bond	5.672		5.672
Verbindlichkeiten gegenüber Kreditinstituten			
Senior Facility Agreement	174.178		174.178
Verbindlichkeiten gegenüber nahestehenden Unternehmen	63.589	98.824	162.413
Sonstige Finanzverbindlichkeiten			
Vendor Loan		185.500	185.500
Finance Leasing Verbindlichkeiten	1.888	50.037	51.925
Sonstige		11.879	11.879
	245.327	621.240	866.567

Im Februar 2005 zahlte MTU weitere 79,2 Mio. Euro ihrer Verschuldung unter dem Senior Facilities Agreement vorzeitig zurück. Im März 2005 schloss die Gesellschaft eine neue revolvierende Kreditlinie ab, die das Senior Facilities Agreement ersetzte. Gleichzeitig wendete die Gesellschaft 48,9 Mio. Euro zur Tilgung von Bankverbindlichkeiten auf. Durch die Kreditlinie stehen der Gesellschaft 250 Mio. Euro zur Verfügung, die sie zur Erfüllung ihres Bedarfs an Working Capital oder für andere allgemeine Unternehmenszwecke verwenden kann.
Weiterhin wurden im März 2005 die übrigen Devisentermingeschäfte aus der Zeit vor der Akquisition gekündigt, und im selben Schritt das Darlehen durch Blade Forex aufgehoben, welches im Zusammenhang mit diesen Devisentermingeschäften stand.

Eventualverbindlichkeiten

Haftungen der Gesellschaft bestehen zum 31.03.2005 in Höhe von T€ 142.281 (31.12.2004: T€ 138.446), die vorwiegend auf Risk-and Revenue-Sharing-Verträge zurückzuführen sind:

Haftungen aus Risk-and Revenue-Sharing Verträgen	31.03.2005		31.12.2004	
in T-Euro	Brutto	Netto	Brutto	Netto
GE	33.478	33.143	31.862	31.543
IAE	36.094	34.338	34.249	32.579
PWA	14.833	14.685	16.239	16.077
	84.405	82.166	82.350	80.199

Der Bruttowert repräsentiert den Gesamthaftungsbetrag, während der Nettobetrag um die dafür bilanzierten Rückstellungen reduziert ist.

Bei der MTU Aero Engines GmbH bestehen für militärische und zivile Kooperationsprogramme nicht valutierbare Vertragsdurchführungsgarantien.

Konsolidierungskreis

Wir beabsichtigen, die Atena Engineering GmbH zu veräußern. Da dieser Verkauf insgesamt einen unwesentlichen Einfluss auf die Darstellung unser Vermögenslage im Quartalsabschluss zum 31. März 2005 hat, haben wir auf die gesonderte Darstellung der Vermögenswerte und Schulden in der Bilanz gemäß IFRS 5 verzichtet.
Die Hauptgruppen der Vermögenswerte und Schulden, die als zur Veräußerung gehalten klassifiziert werden, teilen sich zum 31. März 2005 wie folgt auf:

	T-Euro
Langfristige Vermögenswerte	4.331
Vorräte	4.324
Kurzfristige Forderungen und Rechnungsabgrenzungsposten	4.699
Langfristige Rückstellungen und Verbindlichkeiten	-493
Kurzfristige Rückstellungen und Verbindlichkeiten	-7.612
	5.249

Anhangsangaben zur Konzern-Gewinn-und Verlustrechnung

(5) Umsatzerlöse

	Jan -März 2005		Jan -März 2004	
Segmente	Mio Euro	Mio Euro	Mio Euro	Mio Euro
Ziviles Triebwerksgeschäft	236		200	
Militärisches Triebwerksgeschäft	102	338	98	298
Zivile Triebwerksinstandhaltung		172		132
		510		430

(6) Umsatzkosten

	Jan -März 2005		Jan -März 2004	
	Mio Euro	Mio Euro	Mio Euro	Mio Euro
Materialaufwand		-309		-245
Personalaufwand		-93		-84
Abschreibungen		-32		-30
Übrige Umsatzkosten		-11		-14
Forschungs- und Entwicklungsaufwand	-13		-44	
Verwendung F&E-Rückstellung	8	-5	25	-19
		-450		-392

50

MTU Aero Engines

Geschäftsführung

RECEIVED

2005 AUG 24 P 9:

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Erklärung

Hiermit erklären wir, dass der HGB-Jahresabschluss der MTU Aero Engines GmbH für das Geschäftsjahr 2002 gegenüber dem HGB-Konzernabschluss für dieses Geschäftsjahr keine wesentlichen zusätzlichen Aussagen enthält.

München, den 09.Mai 2005

MTU Aero Engines GmbH

Udo Stark

Bernd Kessler

Dr. Michael Süß

Reiner Winkler

MTU Aero Engines GmbH
Postfach 50 06 40
80976 München
Lieferanschrift:
Dachauer Straße 665
80995 München
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Sitz der Gesellschaft:
München
Handelsregister:
München HRB Nr. 154230
Steuer-Nr.: 817/59039
USt-IdNr.: DE238391310

Bankverbindung:
Commerzbank AG, München
Bankleitzahl 700 400 41
Konto 220 400 600

Geschäftsführer:
Udo Stark, Vorsitzender
Bernd Kessler
Dr. Michael Süß
Reiner Winkler
Vorsitzender des Aufsichtsrats:
Johannes P. Huth

57

Geschäftsführung

MTU Aero Engines Erste Holding GmbH
Ein Unternehmen der MTU Aero Engines

Erklärung

Hiermit erklären wir, dass der HGB-Jahresabschluss der MTU Aero Engines Erste Holding GmbH für das Geschäftsjahr 2003 gegenüber dem HGB-Konzernabschluss für dieses Geschäftsjahr keine wesentlichen zusätzlichen Aussagen enthält.

München, den 02.Mai 2005

MTU Aero Engines Erste Holding GmbH

Udo Stark

Bernd Kessler

Dr. Michael Süß

Reiner Winkler

MTU Aero Engines Erste Holding GmbH
Dachauer Straße 665
80995 München
Tel. +49 (0)89 14 89-0
Fax +49 (0)89 14 89-55 00

Sitz der Gesellschaft:
München
Handelsregister:
München HRB Nr. 151251
Steuer-Nr.: 817 / 59021

Bankverbindung:
Frankfurter Volksbank
Bankleitzahl 501 900 00
Konto 6300017477

Geschäftsführer:
Udo Stark
Bernd Kessler
Dr. Michael Süß
Reiner Winkler

Erklärung über die Vereinbarung von Veräußerungsverboten

Zulassungsverfahren: MTU Aero Engines Erste Holding GmbH zukünftig: MTU Aero Engines Holding AG
Sachbearbeiter/in:

Für die Zulassung von Aktien oder aktienvertretenden Zertifikaten zum amtlichen Markt (§ 16 Abs. 1 Nr. 14 BörsZulV) oder zum geregelten Markt (§ 51 Absatz 1 Nr. 2 BörsG) muss der Prospekt/Unternehmensbericht oder die entsprechende schriftliche Darstellung (nachfolgend „Prospekt") Angaben enthalten über Vereinbarungen des Emittenten mit Aktionären über Veräußerungsverbote sowie über die zur Sicherstellung der Vereinbarung getroffenen Abreden und Maßnahmen.

Bitte ankreuzen

	Der Prospekt enthält **keine** entsprechenden Angaben. Die Unterzeichner bestätigen hiermit, dass keine derartigen Vereinbarungen des Emittenten bestehen.
X	Der Prospekt enthält entsprechende Angaben. Die Unterzeichner bestätigen hiermit, dass keine über diese Angaben hinausgehenden Vereinbarungen des Emittenten bestehen sowie keine über diese Angaben hinausgehenden Abreden und Maßnahmen zur Sicherstellung der Vereinbarung getroffen wurden.

München, den 02.05.05
Ort

_______________, den _________
Ort

[signatures]
Emittent

Mitantragsteller

(geb/formblatt-veräußerungsverbot)
Stand:02.09.02

Geschäftsführung

MTU Aero Engines Erste Holding GmbH
Ein Unternehmen der MTU Aero Engines

Vollmacht

Hiermit bevollmächtigen wir die Deutsche Bank Aktiengesellschaft, die UBS Limited und die Goldman, Sachs & Co. oHG, in unserem Namen sämtliche Erklärungen abzugeben und entgegenzunehmen und Anträge zu stellen im Zusammenhang mit

1.) dem Antrag auf Billigung des Verkaufsprospekts für

einer noch festzulegenden Zahl neuer, auf den Namen lautende Stammaktien ohne Nennbetrag (Stückaktien) aus einer noch zu beschließenden Kapitalerhöhung

und für

einer noch festzulegenden Zahl auf den Namen lautende Stammaktien ohne Nennbetrag (Stückaktien) aus dem Eigentum der abgebenden Aktionärin

sowie für

bis zu einer noch festzulegenden Zahl auf den Namen lautende Stammaktien ohne Nennbetrag (Stückaktien) aus [dem Eigentum der abgebenden Aktionärin] im Hinblick auf eine eventuelle Mehrzuteilungsoption,

jeweils mit einem derzeitigen anteiligen Betrag am Grundkapital von [EUR 1,00] je Stückaktie und mit voller Gewinnanteilberechtigung ab dem 1. Januar 2005,

2.) dem Antrag auf Zulassung von

einer noch festzulegenden Zahl auf den Namen lautenden Stammaktien ohne Nennbetrag (Stückaktien) (gesamtes Grundkapital),

jeweils mit einem derzeitigen anteiligen Betrag am Grundkapital von [EUR 1,00] und mit voller Gewinnanteilberechtigung ab dem 1. Januar 2005,

zum amtlichen Markt sowie zum Teilbereich des amtlichen Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse, sowie

3.) dem Antrag auf Aufnahme der Notierung der Aktien an der Frankfurter Wertpapierbörse.

Wir bestätigen hiermit, dass kein Insolvenzantrag über das Vermögen der Gesellschaft gestellt ist.

München, den 02.Mai 2005

MTU Aero Engines Erste Holding GmbH

Udo Stark	Bernd Kessler	Dr. Michael Süß	Reiner Winkler

MTU Aero Engines Erste Holding GmbH
Dachauer Straße 665
80995 München
Tel. +49 (0)89 14 89-0
Fax +49 (0)89 14 89-55 00

Sitz der Gesellschaft:
München
Handelsregister:
München HRB Nr. 151251
Steuer-Nr.: 817 / 59021

Bankverbindung:
Frankfurter Volksbank
Bankleitzahl 501 900 00
Konto 6300017477

Geschäftsführer:
Udo Stark
Bernd Kessler
Dr. Michael Süß
Reiner Winkler

54

NOTARE

PROF. DR. REINHOLD GEIMER

DR. RÜDIGER GRAF VON STOSCH

LUITPOLDBLOCK · MAXIMILIANSPLATZ 10

80333 MÜNCHEN · TEL. 2421380 · FAX 293353

Beglaubigte Abschrift

URNr. S0806 / 2005
Vom 02.05.2005

au/he

Urk. Rolle Nr. S0806 / 2005

Niederschrift über eine Gesellschafterversammlung (Kapitalerhöhung)

Heute, den zweiten Mai
zweitausendfünf

- 02.05.2005 -

erschienen vor mir, dem unterzeichneten Notar

Dr. Rüdiger Graf von Stosch
mit dem Amtssitz in München,
- Amtsstelle in München, Maximiliansplatz 10 -

in den Geschäftsräumen der Firma MTU Aero Engines GmbH, 80995 München, Dachauer Straße 665, wohin ich mich auf Ansuchen begab:

1. Herr Johannes Peter **Huth**,
geboren am 27. Mai 1960,
London NW8 9UL, Großbritannien, 90 Hamilton Terrace,
nach seiner Erklärung hier handelnd für die Firma
Blade Lux Holding Two S.à r.l.
mit dem Sitz in Luxemburg,
Anschrift: L-2440 Luxemburg, 61, Rue de Rollingergrund,
als deren einzelvertretungsberechtigter Geschäftsführer.

2. Herr Johannes Peter **Huth**, wie vor,
und
Herr Reiner **Winkler**,
geboren am 31. Juli 1961,
85221 Riemerling, Waldparkstraße 61,

beide nach ihrer Erklärung hier handelnd für die Firma
Blade Management Equity Participation Verwaltungs GmbH
mit dem Sitz in München,
Anschrift: 80995 München, Dachauer Straße 665,
als deren von den Beschränkungen des § 181 BGB befreite Geschäftsführer.
Die vorgenannte Gesellschaft handelt nach Angabe wiederum für die Firma
Blade Management Beteiligungs GmbH & Co. KG
mit dem Sitz in München,
Anschrift: 80995 München, Dachauer Straße 665,
als deren persönlich haftende Gesellschafterin; sie handelt ferner gemäß § 10 Abs. 1 des KG-Vertrages im Auftrag und nach Weisung der geschäftsführenden Kommanditisten der KG.

Die Erschienenen sind von Person bekannt und bereits früher identifiziert.

Die Erschienenen stellten fest, daß die Notare Prof. Dr. Geimer und Dr. Graf von Stosch außerhalb ihrer Amtstätigkeit in der gegenwärtigen Angelegenheit nicht tätig sind oder waren.

Die Erschienenen erklärten eine Gesellschafterversammlung der Firma MTU Aero Engines Erste Holding GmbH mit dem Sitz in München abhalten zu wollen.

Über den Verlauf habe ich, Notar, folgende Niederschrift errichtet.

Herr Johannes Peter Huth und Herr Reiner Winkler gaben vor mir beide einheitliche Erklärungen mit dem nachfolgenden Inhalt ab:

I.

Im Handelsregister des Amtsgerichts München
ist in Abteilung B unter Nr. 1 5 1 2 5 1 die Firma

MTU Aero Engines Erste Holding GmbH
mit dem Sitz in München
-im folgenden kurz "Gesellschaft" genannt-

eingetragen.

Das Stammkapital der Gesellschaft beträgt
2.210.000,00 €.

Gesellschafter dieser Gesellschaft sind nach Angabe:

a) die Firma Blade Lux Holding Two S.à r.l. mit einem Geschäftsanteil im Nennbetrag von 2.030.000,00 €,

b) die Firma Blade Management Beteiligungs GmbH & Co. KG mit einem Geschäftsanteil im Nennbetrag von 180.000,00 €.

Darauf sind nach Angabe jeweils 100 % erbracht.
Nach Angabe besteht keine Nachschusspflicht.

Nach Angabe sind die vorgenannten Beteiligungen weder mit einem Pfandrecht noch einem Nießbrauch noch mit einem sonstigen Recht Dritter belastet.

II.

Die Gesellschafter halten eine

Gesellschafterversammlung

der vorgenannten Gesellschaft ab.

Auf Einhaltung aller nicht zwingenden Frist- und Formvorschriften hinsichtlich Einberufung und Abhaltung einer Gesellschafterversammlung wird verzichtet und festgestellt, daß die Gesellschafterversammlung als Vollversammlung beschlußfähig ist.

Beschlossen wird mit allen Stimmen was folgt:

1. Das Stammkapital der Gesellschaft wird nach den Vorschriften der Kapitalerhöhung aus Gesellschaftsmitteln, insbesondere der §§ 57 c ff. GmbHG, unter Zugrundelegung der zum 31. Dezember 2004 erstellten Bilanz aus Gesellschaftsmitteln
von 2.210.000,00 €
-i.W. zwei Millionen zweihundertzehntausend Euro-
um 37.790.000,00 €
-i.W. siebenunddreißig Millionen siebenhundertneunzigtausend Euro-
auf 40.000.000,00 €
-i.W. vierzig Millionen Euro-
erhöht.

   Der Kapitalerhöhung wird die geprüfte und festgestellte, mit dem uneingeschränkten Bestätigungsvermerk des Abschlussprüfers versehene Jahresbilanz zum 31. Dezember 2004 zugrundegelegt.
   Über die Ergebnisverwendung ist nach Angabe bereits Beschluss gefasst.

2. Die Bilanz zum 31. Dezember 2004 weist nach Angabe eine Kapitalrücklage in Höhe von 203.745.000,00 € sowie einen Bilanzverlust in Höhe von 2.335.842,99 € aus.

Zum Zwecke der Kapitalerhöhung wird aus der vorgenannten Kapitalrücklage ein Betrag in Höhe von 37.790.000,00 € entnommen und in Stammkapital umgewandelt.

3. Es werden keine neuen Geschäftsanteile ausgegeben. Unter Wahrung der bisherigen Beteiligungsverhältnisse werden die Nennbeträge der Geschäftsanteile wie folgt aufgestockt:

   a) Der Nennbetrag des Geschäftsanteils von 2.030.000,00 € wird um 34.712.080,00 € auf 36.742.080,00 € aufgestockt.

   b) Der Nennbetrag des Geschäftsanteils von 180.000,00 € wird um 3.077.920,00 € auf 3.257.920,00 € aufgestockt.

4. § 3 (STAMMKAPITAL) Abs. 1 des Gesellschaftsvertrages (Satzung) wird geändert und wie folgt neu gefaßt:

"

§ 3 STAMMKAPITAL

Das Stammkapital der Gesellschaft beträgt

40.000.000,00 €

-i.W. vierzig Millionen Euro-.

Das Stammkapital ist in voller Höhe erbracht.

..."

III.

Vorstehende Beschlüsse wurden jeweils einstimmig gefasst und das Ergebnis jeweils einstimmig verkündet.

IV.

Die Kosten dieser Urkunde und ihres Vollzuges im Handelsregister trägt die Gesellschaft.

Von dieser Urkunde erhalten:

Gesellschafter,
Gesellschaft
Anschrift: 80995 München, Dachauer Straße 665,
das Amtsgericht -Registergericht-
und das Finanzamt -Körperschaftsteuerstelle-
je eine beglaubigte Abschrift.

V.

Der Notar wies insbesondere auf folgende Punkte hin:

- Die Kapitalerhöhung wird erst mit Eintragung im Handelsregister wirksam.

- Die Anmeldung der Kapitalerhöhung muß von sämtlichen Geschäftsführern einschließlich etwaiger Stellvertreter vorgenommen werden; ebenso muß die Liste der Übernehmer von allen Geschäftsführern unterzeichnet werden.

- Falsche Versicherungen sind strafbar und können Ersatzansprüche zur Folge haben. Dies gilt insbesondere bei falschen Angaben über die Übernahme von Stammeinlagen, die Erbringung von Einlagen, die Verwendung eingezahlter Beträge, Sondervorteile, die Sacheinlagen und Sicherungen.

- Der Notar erteilt keine steuerlichen Auskünfte. Er empfahl, sich beim Finanzamt bzw. beim Steuerberater wegen der steu-

erlichen Auswirkungen der heutigen Vereinbarungen zu erkundigen.

- Die Zulässigkeit und Grenzen der Vertretung ausländischer Gesellschaften richtet sich nach dem auf diese anwendbaren ausländischen Recht, das der Notar nicht kennt.

- Nach dem Gesellschaftsvertrag (Satzung) kann eine Verwendung von Rücklagen zur Kapitalerhöhung ausgeschlossen sein.

- Rücklagen können nicht in Eigenkapital umgewandelt werden, soweit in der zugrundegelegten Bilanz ein Verlust, einschließlich eines Verlustvortrages, ausgewiesen ist.

- Die Erhöhung des Stammkapitals kann erst beschlossen werden, nachdem der Jahresabschluss für das letzte vor der Beschlussfassung über die Kapitalerhöhung abgelaufene Geschäftsjahr festgestellt und über die Ergebnisverwendung Beschluss gefasst worden ist.

- Der Notar hat darauf hingewiesen, dass das Registergericht den Beschluss über die Kapitalerhöhung insbesondere nur dann eintragen darf, wenn die der Kapitalerhöhung zugrundegelegte Bilanz für einen höchstens acht Monate vor der Anmeldung liegenden Zeitpunkt ausgestellt ist.

Hierüber Niederschrift:

Dr. Graf von Stosch
Notar

Beglaubigte Abschrift

Registre de Commerce
et des Sociétés
Luxembourg

EXTRAIT

Blade Lux Holding Two S.à.r.l.

Numéro d'immatriculation : B 96833
Date d'immatriculation/d'inscription : 21/11/2003

Dénomination(s) ou raison(s) sociale(s) :
Blade Lux Holding Two S.à.r.l.

Forme juridique : Société à responsabilité limitée

Siège social :
61, Rue de Rollingergrund
L - 2440 Luxembourg

Indication de l'objet social : La Société a pour objet l'acquisition, la détention, la gestion et la disposition de participations, sous quelque forme que ce soit, dans d'autres sociétés luxembourgeoises et étrangères; l'acquisition de tous titres, droits et actifs par voie de participation, d'apport, de souscription, de prise ferme ou d'option d'achat, de négociation et de toute autre manière et notamment l'acquisition de brevets et licences, leur gestion et leur mise en valeur; l'octroi aux entreprises dans lesquelles elle a un intérêt, de tous concours, prêts, avances ou garanties; enfin, la Société peut accomplir toute opération se rattachant directement ou indirectement à son objet, sans bénéficier toutefois du régime fiscal particulier organisé par la loi du 31 juillet 1929 sur les sociétés holding. (*)

Capital social / fonds social :

Montant : 2.732.500 EUR

Etat de libération: Entièrement libéré

Date de constitution : 10/11/2003

Durée :
Illimitée

Exercice social :
Par exception, l'exercice social ayant débuté en date du 10/11/2003 se terminera en date du 31/12/2004.
Du: 01/01 au: 31/12

Associé(s) :
Dénomination ou raison sociale : Blade Lux Holding One S.à.r.l.
Forme juridique : *Société à responsabilité limitée*
Numéro d'immatriculation : B 96834
Siège social de la personne morale :
61, Rue de Rollingergrund, L - 2440 Luxembourg
Parts détenues : 109.300 parts sociales

R C S

Administrateur(s)/gérant(s) :

Régime de signature statutaire : Dans les rapports avec les tiers, le gérant ou, en cas de pluralité de gérants, le conseil de gérance ont tous pouvoirs pour agir en toute circonstance au nom de la Société et pour effectuer et approuver tous actes et opérations conformément à l'objet social. S'il n'y a qu'un seul gérant, la Société sera valablement engagée à l'égard des tiers par la seule signature du gérant unique. En cas de pluralité de gérants, la Société sera valablement engagée envers les tiers par la seule signature de l'un des gérants.

Organe : Conseil de gérance

Nom : WECKERMANN Prénom(s) : Stefan
Fonction : Président du Conseil de Gérance
Adresse privée ou professionnelle de la personne physique :
61, Rue de Rollingergrund, L - 2440 Luxembourg
Durée du mandat : Indéterminée Date de nomination : 01/03/2005

Nom : ZETTEL Prénom(s) : Wolfgang
Fonction : Gérant
Adresse privée ou professionnelle de la personne physique :
61, Rue de Rollingergrund, L - 2440 Luxembourg
Durée du mandat : Indéterminée Date de nomination : 01/03/2005

Nom : GORENFLOS Prénom(s) : Reinhard
Fonction : Gérant
Adresse privée ou professionnelle de la personne physique :
7, Carlton Gardens, GB - SW1Y 5AD Londres
Durée du mandat : Indéterminée Date de nomination : 18/11/2003

Nom : HUTH Prénom(s) : Johannes
Fonction : Gérant
Adresse privée ou professionnelle de la personne physique :
7, Carlton Gardens, GB - SW1Y 5AD Londres
Durée du mandat : Indéterminée Date de nomination : 18/11/2003

Personne(s) chargée(s) du contrôle des comptes:

Dénomination ou raison sociale : DELOITTE S.A.
Numéro d'immatriculation : B 67895
Fonction : Réviseur d'entreprise
Siège social de la personne morale :
3, Route d'Arlon, L - 8009 Strassen
Durée du mandat : Déterminée Date de nomination : 28/06/2004
Jusqu'à l'assemblée générale qui se tiendra en l'année : 2005

(*) Extrait de l'inscription : Pour le détail prière de se reporter au dossier.

Pour extrait conforme

Luxembourg, le 06/04/2005

Pour le gestionnaire du registre de commerce et des sociétés

Kill Michel

Michel KILL

APOSTILLE

(Convention de la Haye du 5 octobre 1961)

1. Pays: Grand-Duché de Luxembourg

Le présent acte public

2. a été signé par M. Michel Hill
3. agissant en qualité d' employé RCS
4. est revêtu du sceau/timbre de

Attesté

5. à Luxembourg 6. le - 7 AVR. 2005
7. par Ministère des Affaires Etrangères
8. sous N° 4660/1/05

9. Sceau/timbre: 10. Signature:



1 €
GRAND-DUCHE DE LUXEMBOURG
DROIT DE CHANCELLERIE

Paul KIRTZ
Inspecteur Principal
Bureau des Passeports
Visas et Légalisations

Beglaubigte Übersetzung aus dem Französischen

Seite 1/2

Registre de Commerce et des Sociétés

(Handels- und Gesellschaftsregister Luxemburg)

Auszug

Blade Lux Holding Two S.à.r.l.

Handelsregisternummer: B 96833
Datum der Eintragung: 21.11.2003

Bezeichnung(en) der Gesellschaft oder Firmenname(n):
Blade Lux Holding Two S.à.r.l.

Rechtsform: Gesellschaft mit beschränkter Haftung

Sitz der Gesellschaft:
61, Rue de Rollingergrund
L - 2440 Luxemburg

Angabe des Gesellschaftszwecks: Zweck der Gesellschaft ist die Erwerbung, der Besitz, die Verwaltung und Verfügung über Beteiligungen, in welcher Form auch immer, an anderen luxemburgischen und ausländischen Gesellschaften; die Erwerbung aller Eigentumstitel, Rechte und Vermögenswerte durch Beteiligung, Einlage, Zeichnung, feste Übernahme oder Kaufoption, Verhandlung oder auf jede andere Weise und insbesondere die Erwerbung von Patenten und Lizenzen, ihre Verwaltung und Verwertung; die Gewährung jeglicher finanzieller Hilfen, Darlehen, Vorschüsse oder Sicherheiten für die Unternehmen, an denen sie einen Anteil besitzt; und schließlich kann die Gesellschaft jedes Geschäft tätigen, das direkt oder indirekt mit ihrem Zweck verbunden ist, ohne jedoch in den Genuss der durch das Gesetz vom 31. Juli 1929 über Holding-Gesellschaften geregelte Steuerveranlagungsverfahren zu kommen. (*)

Gesellschaftskapital / Stammkapital:

Betrag: 2.732.500 EUR

Einzahlungsstatus: Vollständig einbezahlt

Gründungsdatum: 10.11.2003

Dauer:
Unbegrenzt

Geschäftsjahr:
Als Ausnahme endet das am 10.11.2003 begonnene Geschäftsjahr am 31.12.2004.
Vom 01.01. bis zum 31.12.

Teilhaber der Gesellschaft:
Bezeichnung oder Firmenname: Blade Lux Holding One S.à.r.l.
Rechtsform: Gesellschaft mit beschränkter Haftung
Handelsregisternummer: B 96834
Gesellschaftssitz der juristischen Person:
61, Rue de Rollingergrund, L - 2400 Luxemburg
Gehaltene Anteile: 109.300 Gesellschaftsanteile

Vorstandsmitglied(er)/Geschäftsführer:

Satzungsmäßig festgelegte Unterschriftsregelung: In den Beziehungen zu Dritten verfügen der Geschäftsführer oder, im Fall mehrerer Geschäftsführer, der geschäftsführende Ausschuss („Conseil de gérance") über alle Vollmachten, um unter allen Umständen im Namen der Gesellschaft zu handeln und um alle mit ihrem Gesellschaftszweck im Einklang stehenden Rechtshandlungen und Geschäfte vorzunehmen und zu genehmigen. Wenn es nur einen Geschäftsführer gibt, ist die Gesellschaft allein durch die Unterschrift des einzigen Geschäftsführers gegenüber Dritten rechtsgültig gebunden. Im Fall mehrerer Geschäftsführer reicht die Unterschrift eines der Geschäftsführer aus, um die Gesellschaft rechtsgültig gegenüber Dritten zu binden.

Organ: Geschäftsführender Ausschuss („Conseil de gérance")

Name: WECKERMANN Vorname(n): Stefan
Amt: Vorsitzender des geschäftsführenden Ausschusses
Private oder geschäftliche Anschrift der natürlichen Person:
61, Rue de Rollingergrund, L - 2400 Luxemburg
Amtszeit: Unbegrenzt Datum der Ernennung: 01.03.2005

Name: ZETTEL Vorname(n): Wolfgang
Amt: Geschäftsführer
Private oder geschäftliche Anschrift der natürlichen Person:
61, Rue de Rollingergrund, L - 2400 Luxemburg
Amtszeit: Unbegrenzt Datum der Ernennung: 01.03.2005

Name: GORENFLOS Vorname(n): Reinhard
Amt: Geschäftsführer
Private oder geschäftliche Anschrift der natürlichen Person:
7, Carlton Gardens, GB - SW1Y 5AD London
Amtszeit: Unbegrenzt Datum der Ernennung: 18.11.2003

Name: HUTH Vorname(n): Johannes
Amt: Geschäftsführer
Private oder geschäftliche Anschrift der natürlichen Person:
7, Carlton Gardens, GB - SW1Y 5AD London
Amtszeit: Unbegrenzt Datum der Ernennung: 18.11.2003

Mit der Kontrolle der Rechnungslegung beauftragte Person(en):

Bezeichnung oder Firmenname: DELOITTE S.A.
Handelsregisternummer: B 67895
Mandat: Unternehmensprüfer
Gesellschaftssitz der juristischen Person:
3, route d'Arlon, L - 8009 Strassen
Dauer des Mandats: Befristet Datum der Berufung: 28.06.2004
Bis zur Gesellschafterversammlung im Jahr: 2005

(*) Auszug aus der Eintragung: Für weitere Einzelheiten wird auf die Akte verwiesen.

Die Richtigkeit und Vollständigkeit des Auszugs wird bestätigt.

Luxemburg, den 06.04.2005

Für den Geschäftsführer des Handels- und Gesellschaftsregisters

[Unterschrift unleserlich]

Michel KILL

,igte Übersetzung aus dem Französischen

(Rückseite der Seite 2/2]

[Stempel:]

APOSTILLE

(Convention de La Haye du 5 octobre 1961)
[Haager Übereinkommen vom 5. Oktober 1961]

1. Land: Großherzogtum Luxemburg

   Diese öffentliche Urkunde
2. ist unterschrieben von *[handschriftlich:] **Herrn Michel Kill***
3. in seiner Eigenschaft als *[handschriftlich:] **Angestellter des Handels- und Gesellschaftsregisters (RCS)***
4. ist versehen mit dem Siegel/Stempel von *[kein Eintrag]*

BESTÄTIGT

5. in Luxemburg 6. am *[Stempel:]* 7. APR. 2005
7. durch Außenministerium
8. unter Nr. *[handschriftlich, soweit lesbar:] **7640A/05***
9. Siegel/Stempel 10. Unterschrift

[Gebührenmarke]	*[Unterschrift nicht lesbar]*
[Rundstempel darüber:]	*[Stempel:]*
Großherzogtum Luxemburg Außenministerium	**Paul KIRTZ** Amtsleiter Abteilung für Pässe, Visa und Legalisationen

Vorstehender Text ist die von mir treu und gewissenhaft gefertigte Übersetzung des mir im Original vorgelegten französischen Handelsregisterauszugs.

Diplom-Übersetzerin Helgard Ullrich-Doerflinger

Öffentlich bestellte und beeidigte Urkundenübersetzerin der französischen und spanischen Sprache für Baden-Württemberg.

Bad Wildbad, den 14. April 2005

Blade Lux Holding Two S.à r.l.

Me Joseph ELVINGER
Doktor der Rechte
Notar
15, côte d'Eich
L-1450 Luxemburg
☎ +352 / 46 23 63 200
Fax +352 / 46 23 63 227 or 46 14 98
Patrick.van.hees@notaireelvinger.lu

BESTÄTIGUNG

Der unterzeichnete Notar bestätigt, dass

1. Herr Johannes Huth mit Geschäftsadresse in Stirling Square, 7 Carlton Gardens, London SW1Y 5AD, Vereinigtes Königreich
2. Herr Reinhard Gorenflos mit Geschäftsadresse in Stirling Square, 7 Carlton Gardens, London SW1Y 5AD, Vereinigtes Königreich
3. Herr Dr. Wolfgang Zettel mit Geschäftsadresse in 61, rue de Rollingergrund, L-2440 Luxembourg

und

4. Herr Stefan Weckermann mit Geschäftsadresse in 61, rue de Rollingergrund, L-2440 Luxembourg

jeweils Geschäftsführer der Gesellschaft

Blade Lux Holding Two S.à r.l.

mit Geschäftsadresse in 61, rue de Rollingergrund, L-2440 Luxemburg und eingetragen im R.C. Luxemburg B 96.833 sind und in dieser Funktion jeweils berechtigt sind, besagte Gesellschaft mit ihrer alleinigen Unterschrift rechtskräftig zu verpflichten.

Joseph ELVINGER, Notar, LUXEMBURG

Luxemburg, am 13. April 2005

Me Joseph ELVINGER

Notar

Vorstehende Abschrift stimmt
mit den Urschriften überein.
Dies beglaubige ich.

München, den 2. Mai 2005

Dr. Graf von Stosch
Notar

Feststellung

Hiermit stelle ich, Notar, fest, daß im Handelsregister des Amtsgerichts München unter HRB Nr. 154926 die Firma Blade Management Equity Participation Verwaltungs GmbH mit dem Sitz in München und die Herren Johannes Peter Huth und Reiner Winkler als deren von den Beschränkungen des § 181 BGB befreite Geschäftsführer eingetragen sind und letztere somit zur gemeinsamen Vertretung der vorgenannten Gesellschaft berechtigt sind.
Die Einsicht in das elektronische Handelsregister erfolgte am 25. April 2005.

Ferner stelle ich, Notar, fest, daß im Handelsregister des Amtsgerichts München unter HRA Nr. 85116 die Firma Blade Management Beteiligungs GmbH & Co. KG mit dem Sitz in München und die Firma Blade Management Equity Participation Verwaltungs GmbH als deren persönlich haftende Gesellschafterin eingetragen sind und letztere somit zur alleinigen Vertretung der vorgenannten Gesellschaft berechtigt ist.
Die Einsicht in das elektronische Handelsregister erfolgte am 25. April 2005.

München, den 2. Mai 2005

Dr. Graf von Stosch
Notar

Vorstehende Abschrift stimmt mit
der Urschrift überein.
Dies beglaubige ich.

München, den 2. Mai 2005

Dr. Christian Auktor
Notarvertreter

Firma
Blade Management Beteiligungs
GmbH & Co. KG
Dachauer Straße 665

80995 München

55

RECEIVED
2005 AUG 24 P 9:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NOTARE

PROF. DR. REINHOLD GEIMER
DR. RÜDIGER GRAF VON STOSCH

LUITPOLDBLOCK · MAXIMILIANSPLATZ 10
80333 MÜNCHEN · TEL. 2421380 · FAX 293353

Beglaubigte Abschrift

URNr. S0808 / 2005
Vom 02.05.2005

au/he

Urk. Rolle Nr. S0808 / 2005

Niederschrift über eine Gesellschafterversammlung (Umwandlung)

Heute, den zweiten Mai
zweitausendfünf

- 02.05.2005 -

erschienen vor mir, dem unterzeichneten Notar

Dr. Rüdiger Graf von Stosch
mit dem Amtssitz in München,
- Amtsstelle in München, Maximiliansplatz 10 -

in den Geschäftsräumen der Firma MTU Aero Engines GmbH, 80995 München, Dachauer Straße 665, wohin ich mich auf Ansuchen begab:

1. Herr Johannes Peter **Huth**,
   geboren am 27. Mai 1960,
   London NW8 9UL, Großbritannien, 90 Hamilton Terrace,
   nach seiner Erklärung hier handelnd für die Firma
   Blade Lux Holding Two S.à r.l.
   mit dem Sitz in Luxemburg,
   Anschrift: L-2440 Luxemburg, 61, Rue de Rollingergrund,
   als deren einzelvertretungsberechtigter Geschäftsführer.

2. Herr Johannes Peter **Huth**, wie vor,
   und
   Herr Reiner **Winkler**,
   geboren am 31. Juli 1961,
   85221 Riemerling, Waldparkstraße 61,

beide nach ihrer Erklärung hier handelnd für die Firma
Blade Management Equity Participation Verwaltungs GmbH
mit dem Sitz in München,
Anschrift: 80995 München, Dachauer Straße 665,
als deren von den Beschränkungen des § 181 BGB befreite Geschäftsführer.
Die vorgenannte Gesellschaft handelt nach Angabe wiederum für die Firma
Blade Management Beteiligungs GmbH & Co. KG
mit dem Sitz in München,
Anschrift: 80995 München, Dachauer Straße 665,
als deren persönlich haftende Gesellschafterin; sie handelt ferner gemäß § 10 Abs. 1 des KG-Vertrages im Auftrag und nach Weisung der geschäftsführenden Kommanditisten der KG.

Die Erschienenen sind von Person bekannt und bereits früher identifiziert.

Die Erschienenen stellten fest, daß die Notare Prof. Dr. Geimer und Dr. Graf von Stosch außerhalb ihrer Amtstätigkeit in der gegenwärtigen Angelegenheit nicht tätig sind oder waren.

Die Erschienenen erklärten eine Gesellschafterversammlung der Firma MTU Aero Engines Erste Holding GmbH mit dem Sitz in München abhalten zu wollen.

Über den Verlauf habe ich, Notar, folgende Niederschrift errichtet.

Herr Johannes Peter Huth und Herr Reiner Winkler gaben vor mir beide einheitliche Erklärungen mit dem nachfolgenden Inhalt ab:

I.

Im Handelsregister des Amtsgerichts München ist unter HRB Nr. 1 5 1 2 5 1 folgende Gesellschaft mit beschränkter Haftung eingetragen:

MTU Aero Engines Erste Holding GmbH
mit dem Sitz in München
-im folgenden "die Gesellschaft" genannt-.

Das Stammkapital beträgt 2.210.000,00 €
-i.W. zwei Millionen zweihundertzehntausend Euro-.

Gesellschafter dieser Gesellschaft sind nach Angabe:

a) die Firma Blade Lux Holding Two S.à r.l. mit einem Geschäftsanteil im Nennbetrag von 2.030.000,00 €;

b) die Firma Blade Management Beteiligungs GmbH & Co. KG mit einem Geschäftsanteil im Nennbetrag von 180.000,00 €.

Darauf sind nach Angabe jeweils 100 % erbracht.

Nach Angabe sind vorgenannte Beteiligungen weder mit einem Pfandrecht noch einem Nießbrauch noch mit einem sonstigen Recht Dritter belastet.

Anteilsscheine sind nach Angabe nicht ausgestellt.

Mit Gesellschafterbeschluss vom heutigen Tage (Urkunde des beurkundenden Notars vom heutigen Tage, URNr. S 806/2005) wurde das Stammkapital der Gesellschaft nach den Vorschriften der Kapitalerhöhung aus Gesellschaftsmitteln von 2.210.000,00 € um

37.790.000,00 € auf 40.000.000,00 € erhöht.
Die Stammeinlage der Gesellschafterin, Firma Blade Lux Holding Two S.à r.l. wurde auf 36.742.080,00 € aufgestockt.
Die Stammeinlage der Gesellschafterin, Firma Blade Management Beteiligungs GmbH & Co. KG wurde auf 3.257.920,00 € aufgestockt.
Die vorgenannte Kapitalerhöhung ist derzeit im Handelsregister noch nicht vollzogen. Die vorgenannte Urkunde hierüber lag heute in Urschrift vor. Ihr Inhalt ist bekannt. Auf Beifügung und Verlesung wird verzichtet. Auf sie wird verwiesen.

II.

Die Gesellschafter halten eine

Gesellschafterversammlung

der vorgenannten Gesellschaft ab.

Sie verzichten auf Einhaltung aller nicht zwingenden Frist- und Formvorschriften hinsichtlich Einberufung und Abhaltung einer Gesellschafterversammlung und stellen fest, daß die Gesellschafterversammlung als Vollversammlung beschlußfähig ist.

Sämtliche Gesellschafter stellen fest, daß der zu beschließende Formwechsel ihnen mit der Einberufung der Gesellschafterversammlung schriftlich angekündigt worden ist.

Die Gesellschafterversammlung beschließt einstimmig was folgt:

Die Firma MTU Aero Engines Erste Holding GmbH mit dem Sitz in München wird im Wege der formwechselnden Umwandlung gemäß den Bestimmungen des UmwG, insbesondere der §§ 1 Abs. 1 Ziffer 4., 190 bis 213, 226 und 238 bis 250 des UmwG, in eine

Aktiengesellschaft

umgewandelt.

Für den Formwechsel gelten folgende weitere Maßgaben:

1. Die Firma MTU Aero Engines Erste Holding GmbH mit dem Sitz in München erhält die Rechtsform einer Aktiengesellschaft.

2. Die neu entstehende Aktiengesellschaft führt die Firma

   MTU Aero Engines Holding AG

   und hat ihren Sitz in München.

3. Die Ausgestaltung der Anteile und Zahl, Art und Umfang und die weitere Ausgestaltung der Mitgliedschaftsrechte der Anteilsinhaber ergeben sich im einzelnen aus der dieser Urkunde als

   A n l a g e I

   beigefügten Satzung der neu entstehenden Aktiengesellschaft.

   Die Anlage I bildet einen wesentlichen Bestandteil dieser Urkunde. Auf sie wird verwiesen.

   Die Beteiligten sind über die Feststellung der Satzung einig.

4. Die neu errichtete Aktiengesellschaft hat ein Grundkapital von 40.000.000,00 €
   -i.W. vierzig Millionen Euro-.

Das bisherige Stammkapital nach Kapitalerhöhung der Gesellschaft aus Gesellschaftsmitteln von 40.000.000,00 € wird in der bisherigen Höhe zum Grundkapital der Aktiengesellschaft.

Das Grundkapital ist eingeteilt in 40.000.000 Stückaktien (Namensaktien).

Es wird wie folgt übernommen:

a) die Firma Blade Lux Holding Two S.à r.l. übernimmt 36.742.080 Stückaktien (Namensaktien);

b) die Firma Blade Management Beteiligungs GmbH & Co. KG übernimmt 3.257.920 Stückaktien (Namensaktien).

Die Aktiengesellschaft ist damit errichtet.

Die Gesellschafter, Firma Blade Lux Holding Two S.à r.l. und Firma Blade Management Beteiligungs GmbH & Co. KG, stimmen hiermit der Umwandlung zu und treten an die Stelle der Gründer der Aktiengesellschaft.

5. Bei der Gesellschaft besteht aufgrund der Tatsache, dass ihr mitbestimmungsrechtlich nach § 5 des MitbestG 1976 die Arbeitnehmer ihrer mittelbaren Tochtergesellschaften zugerechnet werden, bereits ein nach den Bestimmungen der §§ 6 I, 7 I Nr. 1 MitbestG 1976 gebildeter Aufsichtsrat, der sich aus sechs Vertretern der Anteilseigner und sechs Vertretern der Arbeitnehmer zusammensetzt. Die genaue Besetzung ist in der

Anlage II

zu dieser Urkunde wiedergegeben.
Die Anlage II bildet einen wesentlichen Bestandteil dieser Urkunde. Auf sie wird verwiesen.
Gemäß § 203 Satz 1 UmwG bleiben diese Mitglieder des Aufsichtsrates für den Rest ihrer Wahlzeit als Mitglieder des Auf-

sichtsrates der Aktiengesellschaft im Amt.
Von der Möglichkeit des § 203 Satz 2 UmwG zur vorzeitigen Beendigung des Amtes wird kein Gebrauch gemacht.

6. Zum Abschlußprüfer für das erste Geschäftsjahr (Rumpfgeschäftsjahr) wird die Firma Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, 81669 München, Rosenheimer Platz 4, bestellt.

7. Rechte im Sinne von § 194 Abs. 1 Nr. 5 UmwG werden nicht gewährt. Maßnahmen im Sinne dieser Vorschrift sind nicht vorgesehen.

8. Ein Abfindungsangebot gemäß §§ 194 Abs. 1 Nr. 6 und 207 UmwG entfällt, da kein Anteilsinhaber des formwechselnden Rechtsträgers gegen den Umwandlungsbeschluß Widerspruch zur Niederschrift erklärt hat bzw. kein nicht erschienener Anteilsinhaber zu Unrecht nicht zugelassen worden ist bzw. die Versammlung ordnungsgemäß einberufen worden ist bzw. der Gegenstand der Beschlußfassung ordnungsgemäß bekanntgemacht worden ist.

9. Die formwechselnde Gesellschaft hat keine Arbeitnehmer und keine betrieblichen Arbeitnehmervertretungen (Betriebsrat, Gesamtbetriebsrat, Konzernbetriebsrat).

   Da die formwechselnde Gesellschaft keine Arbeitnehmer und keine Arbeitnehmer-Vertretungen hat, treten diesbezügliche Folgen der Umwandlung gemäß § 194 I Nr. 7 UmwG nicht ein. Maßnahmen insoweit sind weder vorgesehen noch veranlasst.

   Bei der Gesellschaft besteht ein nach den Bestimmungen des MitBestG 1976 gebildeter Aufsichtsrat. Für diesen ergeben

sich durch die Umwandlung über vorstehend genannte Folgen hinaus ebenfalls keine Folgen.
Auch insoweit sind Maßnahmen weder vorgesehen noch veranlasst.

III.

Vorstehende Beschlüsse wurden jeweils einstimmig gefasst und das Ergebnis jeweils einstimmig verkündet.

IV.

Soweit erforderlich, werden die Beteiligten die Berichtigung des Grundbuches und sonstiger Register nach Durchführung der Umwandlung selbst veranlassen.

Soweit immaterielle Rechte, insbesondere Patentrechte, Markenrechte, Lizenzen etc. bestehen, werden die Beteiligten alle erforderlichen Erklärungen, insbesondere Zustimmungen jeder Art, selbst einholen.

Zweigniederlassungen bestehen nach Angabe nicht.

V.

Die Kosten dieser Urkunde und ihres Vollzuges im Handelsregister trägt die Gesellschaft.

Von dieser Urkunde erhalten:

jeder Gesellschafter,
die Gesellschaft
Anschrift: 80995 München, Dachauer Straße 665,
und das Finanzamt -Körperschaftsteuerstelle-

je eine beglaubigte Abschrift,
das Amtsgericht -Registergericht- 1 Ausfertigung und 1 begl. Abschrift, letztere zur Weiterleitung an die Industrie- und Handelskammer zur Stellungnahme, soweit erforderlich.

VI.

Der beurkundende Notar wies insbesondere auf folgendes hin:

- Die neue Rechtsform des Rechtsträgers ist zur Eintragung in das Register, in dem der formwechselnde Rechtsträger eingetragen ist, anzumelden. Nach Eintragung im Handelsregister besteht der formwechselnde Rechtsträger in der im Umwandlungsbeschluß bestimmten Rechtsform fort.

- Soweit Rechte Dritter an den Anteilen des formwechselnden Rechtsträgers bestehen, bestehen diese an den an ihre Stelle tretenden Anteilen oder Mitgliedschaften des Rechtsträgers neuer Rechtsform fort.

- Die Gläubiger der beteiligten Rechtsträger können gemäß §§ 204, 22, 23 UmwG Sicherheit verlangen.

- Die Mitglieder des Vertretungsorgans und eines etwaigen Aufsichtsorgans des formwechselnden Rechtsträgers sind gesamtschuldnerisch zum Ersatz des Schadens verpflichtet, den der Rechtsträger, seine Anteilsinhaber oder seine Gläubiger durch den Formwechsel erleiden.

- Es ist ratsam, auf die formwechselnde GmbH lautende Rechtstitel nach Wirksamkeit des Formwechsels berichtigen zu lassen und in laufenden Verfahren (insbesondere Rechtsstreitigkeiten) unter Beteiligung der formwechselnden GmbH den Formwechsel mitzuteilen.

- Das nach Schuldenabzug verbleibende Aktivvermögen der Gesellschaft muß den Nennbetrag des Grundkapitals der Aktiengesellschaft decken (§ 220 UmwG).

- Sofern die in dem Umwandlungsbeschluß bestimmten Anteile an dem Rechtsträger neuer Rechtsform zu niedrig bemessen sind oder die Mitgliedschaft bei diesem kein ausreichender Gegenwert für die Anteile oder die Mitgliedschaft bei dem formwechselnden Rechtsträger ist, kann jeder Anteilsinhaber ggf. nach § 196 UmwG einen Ausgleich durch bare Zuzahlung verlangen.

- Sofern Gründungsvorschriften des AktG zur Anwendung kommen, treten an die Stelle der Gründer i.S. der aktienrechtlichen Gründungsvorschriften die Gesellschafter, die für den Formwechsel gestimmt haben, mit allen daraus sich ergebenden Verantwortlichkeiten.

- Die Aktiengesellschaft entsteht als solche erst mit ihrer Eintragung in das Handelsregister.

- Der Notar erteilt keine steuerlichen Auskünfte. Er empfahl, sich beim Finanzamt bzw. beim Steuerberater wegen der steuerlichen Auswirkungen der heutigen Vereinbarungen zu erkundigen.

Hierüber Niederschrift:

Dr. Graf von Stosch
Notar

Satzung

der

MTU Aero Engines Holding AG

Erster Teil:

Allgemeines

§ 1
Firma, Sitz, Geschäftsjahr

(1) Die Firma der Gesellschaft lautet:

MTU Aero Engines Holding AG

(2) Sie hat ihren Sitz in München.

(3) Das Geschäftsjahr der Gesellschaft beginnt am 1. Januar eines Jahres und endet am 31. Dezember desselben Jahres.

§ 2
Gegenstand des Unternehmens

(1) Gegenstand des Unternehmens ist die Leitung einer Gruppe in- und ausländischer Beteiligungsgesellschaften, die auf den Gebieten

(a) der Entwicklung, Herstellung, Instandhaltung, Reparatur und dem Vertrieb von Gasturbinen sowie deren Regelungs- und Überwachungseinrichtungen einschließlich deren Zubehör und Ersatzteilen für Luftfahrzeuge sowie für stationäre Verwendung,

(b) der Entwicklung, Herstellung und dem Erwerb und Vertrieb anderer industrieller Erzeugnisse und

(c) der Erbringung von Dienstleistungen, die im Zusammenhang mit der Entwicklung, Herstellung, Instandhaltung, Reparatur und dem Vertrieb vorerwähnter Erzeugnisse stehen,

tätig sind.

(2) Die Gesellschaft kann auf den vorbezeichneten Gebieten auch selbst tätig werden oder sich auf die Verwaltung ihrer Beteiligung beschränken.

(3) Die Gesellschaft darf alle Geschäfte betreiben und Handlungen vornehmen, die geeignet sind, dem Gesellschaftszweck unmittelbar oder mittelbar zu dienen. In diesem Rahmen darf die Gesellschaft andere Unternehmen gründen, übernehmen und sich an ihnen beteiligen. Die Gesellschaft darf im In- und Ausland Zweigniederlassungen unter gleicher oder anderer Firma errichten.

§ 3
Bekanntmachungen

Die Bekanntmachungen der Gesellschaft erfolgen im elektronischen Bundesanzeiger.

Zweiter Teil:
Grundkapital und Aktien

§ 4
Grundkapital

(1) Das Grundkapital der Gesellschaft beträgt € 40 Millionen (in Worten: Euro vierzig Millionen) und ist eingeteilt in 40 Millionen Stückaktien ohne Nennwert. Die Aktien lauten auf den Namen. Das Grundkapital wurde in Höhe von € 40 Millionen (in Worten: Euro vierzig Millionen) als Sacheinlage durch Formwechsel gem. §§ 190 ff. UmwG der bisherigen MTU Aero Engines Erste Holding GmbH in die MTU Aero Engines Holding AG erbracht.

(2) Bei Ausgabe neuer Aktien kann der Beginn der Gewinnbeteiligung abweichend von § 60 AktG festgesetzt werden.

(3) Die Form der Aktienurkunden, der Gewinnanteil- und Erneuerungsscheine setzt der Vorstand mit Zustimmung des Aufsichtsrats fest.

(4) Der Anspruch eines Aktionärs auf Verbriefung seines Anteils ist ausgeschlossen.

Dritter Teil:
Vorstand

§ 5
Zusammensetzung des Vorstands

(1) Der Vorstand besteht aus mindestens zwei Mitgliedern. Die Anzahl der Vorstandsmitglieder bestimmt im Übrigen der Aufsichtsrat. Der Aufsichtsrat kann stellvertretende Vorstandsmitglieder bestellen.

(2) Der Vorstand wählt aus seiner Mitte einen Sprecher, sofern nicht der Aufsichtsrat ein Vorstandsmitglied zum Vorsitzenden des Vorstands ernennt.

(3) Der Aufsichtsrat erlässt die Geschäftsordnung für den Vorstand sowie den Katalog der zustimmungsbedürftigen Geschäfte.

§ 6
Vertretungsmacht

(1) Die Gesellschaft wird vertreten

- durch zwei Vorstandsmitglieder oder
- durch ein Vorstandsmitglied in Gemeinschaft mit einem Prokuristen.

(2) Der Aufsichtsrat kann alle oder einzelne Vorstandsmitglieder und zur gesetzlichen Vertretung gemeinsam mit einem Vorstandsmitglied berechtigte Prokuristen von dem Verbot der Mehrfachvertretung gem. § 181 2. Alt. BGB befreien; § 112 AktG bleibt unberührt.

Vierter Teil
Der Aufsichtsrat

§ 7
Zusammensetzung des Aufsichtsrats

(1) Der Aufsichtsrat besteht aus zwölf Mitgliedern, und zwar aus sechs Mitgliedern, die von der Hauptversammlung gewählt werden und sechs Mitgliedern, die von den Arbeitnehmern nach dem Mitbestimmungsgesetz 1976 gewählt werden. Dem Aufsichtsrat dürfen nicht mehr als zwei ehemalige Mitglieder des Vorstands angehören.

(2) Soweit die Hauptversammlung nicht bei der Wahl einen kürzeren Zeitraum beschließt, werden die Aufsichtsratsmitglieder und gegebenenfalls die Ersatzmitglieder bis zur Beendigung der ordentlichen Hauptversammlung bestellt, die über die Entlastung für das vierte Geschäftsjahr nach dem Beginn der Amtszeit beschließt. Das Jahr, in welchem die Amtszeit beginnt, wird nicht mitgerechnet.

(3) Die Wahl eines Nachfolgers eines vor Ablauf der Amtszeit ausgeschiedenen Aufsichtsratsmitglieds erfolgt für den Rest der Amtszeit des ausgeschiedenen Aufsichtsratsmitglieds, soweit die Hauptversammlung die Amtszeit des Nachfolgers nicht abweichend bestimmt.

(4) Mit der Wahl eines Aufsichtsratsmitglieds kann gleichzeitig ein Ersatzmitglied bestellt werden, das in den Aufsichtsrat nachrückt, wenn das Aufsichtsratsmitglied vor Ablauf seiner Amtszeit ausscheidet, ohne dass ein Nachfolger bestellt ist. Das Amt eines in den Aufsichtsrat nachgerückten Aufsichtsratsmitglieds der Anteilseigner erlischt, sobald ein Nachfolger für das ausgeschiedene Aufsichtsratsmitglied bestellt ist, spätestens mit Ablauf der Amtszeit des ausgeschiedenen Aufsichtsratsmitglieds.

(5) Jedes Mitglied oder Ersatzmitglied des Aufsichtsrats kann sein Amt durch eine an den Vorsitzenden des Aufsichtsrats oder an den Vorstand zu richtende schriftliche Erklärung mit Wirkung zum Ende des auf die Erklärung folgenden Kalendermonats auch ohne wichtigen Grund niederlegen. Der Vorsitzende des Aufsichtsrats – oder im Falle einer Amtsniederlegung durch den Vorsitzenden sein Stellvertreter – kann einer Verkürzung der vorgenannten Niederlegungsfrist oder einem Verzicht auf die Wahrung der Niederlegungsfrist zustimmen.

(6) Die Amtszeit eines Aufsichtsratsmitglieds endet in jedem Fall mit Ablauf der ordentlichen Hauptversammlung, die auf die Vollendung des 70. Lebensjahres folgt.

§ 8
Der Vorsitzende des Aufsichtsrats und sein Stellvertreter

(1) Der Aufsichtsrat wählt nach Maßgabe des § 27 Abs. 1 und 2 MitbestG 1976 aus seiner Mitte einen Vorsitzenden und einen Stellvertreter für die in § 7 Abs. 2 dieser Satzung bestimmte Amtszeit. Die Wahl erfolgt im Anschluss an die Hauptversammlung, in der die von der Hauptversammlung zu wählenden Aufsichtsratsmitglieder der Anteilseigner bestellt worden sind, in einer ohne besondere Einberufung stattfindenden Sitzung. Scheidet der Vorsitzende oder sein Stellvertreter vor Ablauf der Amtszeit aus seinem Amt aus, so hat der Aufsichtsrat eine Neuwahl für die restliche Amtszeit des Ausgeschiedenen vorzunehmen.

(2) Willenserklärungen des Aufsichtsrats und seiner Ausschüsse werden namens des Aufsichtsrats durch den Vorsitzenden oder, im Falle seiner Verhinderung, durch dessen Stellvertreter abgegeben.

§ 9
Geschäftsordnung und Ausschüsse

(1) Der Aufsichtsrat gibt sich im Rahmen der zwingenden gesetzlichen Vorschriften und der Bestimmungen dieser Satzung eine Geschäftsordnung.

(2) Unmittelbar nach der Wahl des Vorsitzenden und seines Stellvertreters bildet der Aufsichtsrat zur Wahrnehmung der in § 31 Abs. 3 MitbestG 1976 bezeichneten Aufgabe einen Ausschuss, dem der Vorsitzende, sein Stellvertreter sowie je ein von den Mitgliedern der Arbeitnehmer und von den Mitgliedern der Anteilseigner mit der Mehrheit der abgegebenen Stimmen gewähltes Mitglied angehören. Der Aufsichtsrat kann aus seiner Mitte weitere Ausschüsse bilden und deren Aufgaben und Befugnisse festsetzen. Den Ausschüssen können auch Entscheidungsbefugnisse übertragen werden. Für ihr Verfahren gelten die §§ 10 und 11 entsprechend. Dies gilt auch für das Zweitstimmrecht gemäß § 11 Abs. 4, das dem jeweiligen Ausschussvorsitzenden zusteht, nicht aber seinem Stellvertreter.

(3) Der Aufsichtsrat und die Ausschüsse können sich bei der Wahrnehmung ihrer Aufgaben der Unterstützung sachverständiger Personen bedienen. Sie können zu ihren Sitzungen Sachverständige und Auskunftspersonen hinzuziehen.

§ 10
Einberufung

(1) Die Sitzungen des Aufsichtsrats werden durch den Vorsitzenden, im Falle seiner Verhinderung durch dessen Stellvertreter, mit einer Frist von vierzehn Tagen einberufen. Dies kann mündlich, schriftlich, fernschriftlich, fernmündlich oder durch den Einsatz moderner Telekommunikationsmittel (e-Mail etc.) erfolgen. Bei der Berechnung der Frist werden der Tag der Absendung der Einladung und der Tag der Sitzung nicht mitgerechnet. In dringenden Fällen kann der Vorsitzende die Frist abkürzen.

(2) Mit der Einladung sind die Gegenstände der Tagesordnung mitzuteilen und Beschlussvorschläge zu übermitteln. Ergänzungen der Tagesordnung müssen, falls nicht ein dringender Fall vorliegt, bis zum siebten Tag vor der Sitzung mitgeteilt werden.

(3) Der Vorsitzende des Aufsichtsrats oder im Falle von dessen Verhinderung sein Stellvertreter kann eine einberufene Sitzung nach pflichtgemäßem Ermessen aufheben oder verlegen.

§ 11
Beschlussfassung

(1) Der Aufsichtsrat ist beschlussfähig, wenn alle Mitglieder ordnungsgemäß eingeladen sind und mindestens die Hälfte der Mitglieder, aus denen er insgesamt zu bestehen hat, an der Beschlussfassung teilnimmt. Ein Mitglied nimmt auch dann an der Beschlussfassung teil, wenn es sich der Stimme enthält. Die Beschlussfassung über einen Gegenstand der Tagesordnung, der nicht rechtzeitig angekündigt war, ist nur zulässig, wenn kein anwesendes Mitglied des Aufsichtsrats der Beschlussfassung widerspricht. Abwesenden Aufsichtsratsmitgliedern ist in einem solchen Falle Gelegenheit zu geben, binnen einer vom Vorsitzenden festzusetzenden angemessenen Frist der Beschlussfassung zu widersprechen. Der Beschluss wird erst wirksam, wenn keines der abwesenden Aufsichtsratsmitglieder innerhalb der vom Vorsitzenden festgesetzten Frist widerspricht.

(2) Den Vorsitz führt der Vorsitzende des Aufsichtsrats oder, im Falle seiner Verhinderung, dessen Stellvertreter. Der Vorsitzende bestimmt die Reihenfolge, in der die Gegenstände der Tagesordnung verhandelt werden, sowie die Art und Reihenfolge der Abstimmungen. Bei Stimmengleichheit entscheidet er, ob eine erneute Abstimmung in derselben Sitzung erfolgt.

(3) Beschlüsse des Aufsichtsrats werden mit einfacher Stimmenmehrheit gefaßt, soweit das Gesetz nichts anderes bestimmt. Dies gilt auch für Wahlen.

(4) Ergibt eine Abstimmung Stimmengleichheit, so hat bei einer erneuten Abstimmung über denselben Gegenstand der Vorsitzende des Aufsichtsrats, wenn auch sie Stimmengleichheit ergibt, zwei Stimmen. Dem stellvertretenden Aufsichtsratsvorsitzenden steht das Zweitstimmrecht nicht zu.

(5) Ein abwesendes Aufsichtsratsmitglied kann seine schriftliche Stimmabgabe durch ein anderes Aufsichtsratsmitglied überreichen lassen. Dies gilt auch für die Abgabe der zweiten Stimme des Vorsitzenden des Aufsichtsrats.

(6) Beschlüsse werden regelmäßig in Sitzungen gefasst. Außerhalb von Sitzungen ist eine Beschlussfassung durch schriftliche, telegraphische, fernmündliche, fernschriftliche Stimmabgabe, auch unter Einsatz moderner Telekommunikationsmittel (Telefon- und Videokonferenzen, e-Mail etc.), zulässig, wenn sie der Vorsitzende des Aufsichtsrats oder im Verhinderungsfall dessen Stellvertreter aus besonderen Gründen anordnet oder sich sämtliche Aufsichtsratsmitglieder an der Abstimmung beteiligen.

(7) Die Unwirksamkeit eines Aufsichtsratsbeschlusses kann nur innerhalb eines Monats nach Kenntnis des Beschlusses durch Klage geltend gemacht werden.

(8) Über die Beschlüsse und Sitzungen des Aufsichtsrats und seiner Ausschüsse ist eine Niederschrift zu fertigen, die von dem Leiter der jeweiligen Sitzung oder im Falle des § 11 Abs. 6 vom Vorsitzenden des Aufsichtsrats oder im Verhinderungsfall von dessen Stellvertreter zu unterzeichnen ist.

§ 12
Vergütung der Aufsichtsratsmitglieder

(1) Die Mitglieder des Aufsichtsrats erhalten eine feste, nach Ablauf des Geschäftsjahres zahlbare Jahresvergütung in Höhe von € 30.000,-- (in Worten: Euro dreißigtausend).

(2) Die Vergütung beträgt für den Vorsitzenden das Dreifache und für seinen Stellvertreter das Eineinhalbfache der Vergütung nach Abs. 1.

(3) Mitglieder des Aufsichtsrats, die einem Ausschuss angehören, erhalten über die Vergütung gemäß Abs. 1 hinaus zusätzlich € 5.000,-- (in Worten. Euro fünftausend) und, sofern sie den Vorsitz des Ausschusses innehaben, zusätzlich weitere € 10.000,-- (in Worten: Euro zehntausend). Dies gilt nicht für die Mitgliedschaft in dem zur Wahrnehmung der in § 31 Abs. 3 MitbestG 1976 bezeichneten Aufgabe gebildeten Ausschuss, die mit keiner zusätzlichen Vergütung verbunden ist.

(4) Mitglieder des Aufsichtsrats, die nur während eines Teils des Geschäftsjahres dem Aufsichtsrat angehören oder die in Abs. 2 bezeichneten Funktionen wahrgenommen haben, erhalten für jeden angefangenen Monat eine anteilige Vergütung.

(5) Zusätzlich zu der Jahresvergütung erhalten die Mitglieder des Aufsichtsrats für Sitzungen des Aufsichtsrats und eines seiner Ausschüsse, denen sie angehören, ein Sitzungsgeld in Höhe von € 3.000,-- (in Worten: Euro dreitausend) pro Sitzung, jedoch höchstens € 3.000,-- je Kalendertag.

(6) Die Gesellschaft erstattet den Aufsichtsratsmitgliedern auf Nachweis erforderliche Auslagen. Die Umsatzsteuer wird von der Gesellschaft erstattet, soweit die Mitglieder des Aufsichtsrats berechtigt sind, die Umsatzsteuer gesondert in Rechnung zu stellen und dieses Recht ausüben.

(7) Die Gesellschaft gewährt den Aufsichtsratsmitgliedern angemessenen Versicherungsschutz; insbesondere schließt die Gesellschaft zugunsten der Aufsichtsratsmitglieder eine D&O-Versicherung ab.

§ 13
Änderungen der Satzungsfassung

Der Aufsichtsrat ist befugt, Änderungen der Satzung, die nur deren Fassung betreffen, zu beschließen.

Fünfter Teil:
Die Hauptversammlung

§ 14
Einberufung der Hauptversammlung

(1) Die Hauptversammlung findet am Sitz der Gesellschaft, in einer Stadt im Bundesgebiet mit mehr als 100.000 Einwohnern oder im Umkreis von 50 Kilometern um den Sitz der Gesellschaft statt.

(2) Die Hauptversammlung wird spätestens einen Monat vor dem Ende der Frist für die Anmeldung gemäß § 15 Abs. 1 einberufen. Der Tag der Einberufung und der Tag, bis zu dessen Ablauf die Anmeldung zu erfolgen hat, werden hierbei nicht mitgerechnet.

§ 15
Recht zur Teilnahme an der Hauptversammlung

(1) Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind nur diejenigen Aktionäre berechtigt, die im Aktienregister der Gesellschaft eingetragen sind und ihre Aktien spätestens am 7. Tag vor der Hauptversammlung bei der Gesellschaft schriftlich, per Telefax oder in einer anderen vom Vorstand in der Einladung zur jeweiligen Hauptversammlung bestimmten (z.B. elektronischen) Weise angemeldet haben. Der Vorstand kann in der Einladung zur jeweiligen Hauptversammlung einen späteren Anmeldetermin bestimmen.

§ 16
Stimmrecht

(1) Jede Stückaktie gewährt in der Hauptversammlung eine Stimme.

(2) Das Stimmrecht kann durch einen Bevollmächtigen ausgeübt werden. Für die Vollmacht ist die schriftliche Form erforderlich und ausreichend.

(3) Werden von der Gesellschaft benannte Stimmrechtsvertreter bevollmächtigt, so kann die Vollmacht schriftlich, per Telefax oder auf elektronischem Weg

auf eine von der Gesellschaft näher zu bestimmende Weise erteilt werden. Die Einzelheiten werden zusammen mit der Einladung zur Hauptversammlung bekannt gemacht.

§ 17
Leitung der Hauptversammlung

(1) Die Hauptversammlung wird von dem Vorsitzenden des Aufsichtsrats geleitet. Im Falle seiner Verhinderung bestimmt er ein anderes Aufsichtsratsmitglied, das diese Aufgabe wahrnimmt. Ist der Vorsitzende verhindert und hat er niemanden zu seinem Vertreter bestimmt, so leitet die Hauptversammlung ein von den Anteilseignervertretern im Aufsichtsrat gewähltes Aufsichtsratsmitglied.

(2) Der Vorsitzende leitet die Verhandlungen und bestimmt die Art, Reihenfolge und Form der Abstimmungen. Er kann eine von der Ankündigung in der Tagesordnung abweichende Reihenfolge der Verhandlungsgegenstände bestimmen.

§ 18
Beschlussfassung der Hauptversammlung

(1) Die Beschlüsse der Hauptversammlung bedürfen der einfachen Mehrheit der abgegebenen Stimmen, soweit nicht das Gesetz zwingend etwas anderes vorschreibt. In den Fällen, in denen das Gesetz eine Mehrheit des bei der Beschlussfassung vertretenen Grundkapitals erfordert, genügt, sofern nicht durch Gesetz etwas anderes zwingend vorgeschrieben ist, die einfache Mehrheit des vertretenen Grundkapitals.

(2) Im Falle der Stimmengleichheit gilt, ausgenommen bei Wahlen, ein Antrag als abgelehnt.

(3) Sofern bei Wahlen im ersten Wahlgang die einfache Stimmenmehrheit nicht erreicht wird, findet eine Stichwahl zwischen den beiden Personen statt, die die höchsten Stimmzahlen erhalten haben. Bei gleicher Stimmzahl im zweiten Wahlgang entscheidet das Los.

Sechster Teil:
Jahresabschluss, Lagebericht und Verwendung des Bilanzgewinnes

§ 19
Jahresabschluss und Lagebericht, Entlastung des Vorstands und des Aufsichtsrats

(1) Der Vorstand hat den Lagebericht und den Jahresabschluss sowie den Konzernabschluss und den Konzernlagebericht für das vergangene Geschäftsjahr innerhalb der gesetzlichen Fristen aufzustellen und unverzüglich danach den Abschlussprüfern und dem Aufsichtsrat vorzulegen. Zugleich hat der Vorstand den Vorschlag für die Verwendung des Bilanzgewinns dem Aufsichtsrat vorzulegen.

(2) Vorstand und Aufsichtsrat sind ermächtigt, bei der Feststellung des Jahresabschlusses den Jahresüberschuss, der nach Abzug der in die gesetzlichen Rücklagen einzustellenden Beträge und eines etwaigen Verlustvortrags verbleibt, ganz oder zum Teil in andere Gewinnrücklagen einzustellen, soweit die anderen Gewinnrücklagen die Hälfte des Grundkapitals nicht übersteigen oder nach Einstellung übersteigen würden.

§ 20
Gewinnverwendung, ordentliche Hauptversammlung

(1) Die Hauptversammlung beschließt alljährlich in den ersten acht Monaten des Geschäftsjahres über die Entlastung der Mitglieder des Vorstands und des Aufsichtsrats, über die Verwendung des Bilanzgewinns und über die Wahl des Abschlussprüfers (ordentliche Hauptversammlung).

(2) Die Hauptversammlung kann anstelle oder neben einer Barausschüttung eine Verwendung des Bilanzgewinns im Wege der Sachausschüttung beschließen.

§ 21
Gründungsaufwand

(1) Die mit der Gründung der Gesellschaft in der Rechtsform der GmbH und der Eintragung im Handelsregister verbundenen Kosten (Notariatsgebühren, Ge-

richtskosten u.a) in Höhe von ca. € 800 hat der Gründungsgesellschafter Blade Lux Holding Two S.à r. l. getragen.

(2) Die mit dem Formwechsel und seiner Eintragung im Handelsregister verbundenen Kosten (insbesondere Rechtsberatungs-, Prüfungs-, Notar- und Gerichtskosten sowie Kosten der Veröffentlichung) und Steuern bis zu einem Betrag von insgesamt € 150.000 –(in Worten: Euro Einhundertfünfzigtausend) trägt die Gesellschaft.

- Ende der Satzung -

Liste
der Aufsichtsratsmitglieder Firma MTU Aero Engines Erste Holding GmbH mit dem Sitz in München, künftig: MTU Aero Engines Holding AG

Name und Adresse	Geburtsdatum	Berufsbezeichnung
Herr Johannes **Huth** 90 Hamilton Terrace, London NW8 9UL, Großbritannien **(Aufsichtsratsvorsitzender)**	27. Mai 1960	Investor
Herr Reinhard **Gorenflos** Flat 2, 99 Lexham Gardens, London W8 6JN, Großbritannien	30. Juli 1961	Investor
Herr Oliver **Haarmann** Landsdowne Crescent, London W11 2NT, Großbritannien	15. September 1967	Investor
Herr Prof. Dr. Walter **Kröll** 35043 Marburg Vogelsbergstraße 51	30. Mai 1938	Präsident der Helmholtz-Gemeinschaft Deutscher Forschungszentren e.V.
Herr Prof. Dr. Sigmar **Wittig** 76228 Karlsruhe Heinrich-Weitz-Straße 27	25. Februar 1940	Vorstandsvorsitzender der DLR Deutsches Zentrum für Luft- und Raumfahrt

Herr Dr. Klaus **Steffens** 82347 Bernried, Hapberger Weg 7	8. Februar 1950	Diplom-Ingenieur
Herr Günter **Sroka** 85221 Dachau, Robert-von-Haug-Straße 12 **(stellvertretender Aufsichtsratsvorsitzender)**	12. März 1945	Vorsitzender des Betriebsrats der MTU Aero Engines GmbH
Herr Josef **Hillreiner** 86510 Ried, Lindlstraße 3	18. April 1954	Stellvertretender Betriebsratsvorsitzender der MTU Aero Engines GmbH
Frau Babette **Haas** 61348 Bad Homburg, Kaiser-Friedrich-Promenade 85	16. Oktober 1965	Leiterin des Ressorts Betriebswirtschaft, IG Metall Vorstand
Herr Josef **Mailer** 85305 Jetzendorf, Am Anger 3	25. Juni 1964	Freigestellter Betriebsrat der MTU Aero Engines GmbH
Herr Michael **Keller** 86447 Aindling, Finkenstraße 1	23. November 1955	Senior Vice President Rotor/Stator/Production Service - Representative of Management
Herr Harald **Flassbeck** 81545 München, Griechenstraße 4 a	1. November 1947	Erster Bevollmächtigter der IG Metall Verwaltungsstelle München

Beglaubigte Abschrift

Registre de Commerce
et des Sociétés
Luxembourg

R C S

EXTRAIT

Blade Lux Holding Two S.à.r.l.

Numéro d'immatriculation : B 96833
Date d'immatriculation/d'inscription : 21/11/2003

Dénomination(s) ou raison(s) sociale(s) :
Blade Lux Holding Two S.à.r.l.

Forme juridique : Société à responsabilité limitée

Siège social :
61, Rue de Rollingergrund
L - 2440 Luxembourg

Indication de l'objet social : La Société a pour objet l'acquisition, la détention, la gestion et la disposition de participations, sous quelque forme que ce soit, dans d'autres sociétés luxembourgeoises et étrangères; l'acquisition de tous titres, droits et actifs par voie de participation, d'apport, de souscription, de prise ferme ou d'option d'achat, de négociation et de toute autre manière et notamment l'acquisition de brevets et licences, leur gestion et leur mise en valeur; l'octroi aux entreprises dans lesquelles elle a un intérêt, de tous concours, prêts, avances ou garanties; enfin, la Société peut accomplir toute opération se rattachant directement ou indirectement à son objet, sans bénéficier toutefois du régime fiscal particulier organisé par la loi du 31 juillet 1929 sur les sociétés holding. (*)

Capital social / fonds social :

Montant : 2.732.500 EUR

Etat de libération: Entièrement libéré

Date de constitution : 10/11/2003

Durée :
Illimitée

Exercice social :
Par exception, l'exercice social ayant débuté en date du 10/11/2003 se terminera en date du 31/12/2004.
Du: 01/01 au: 31/12

Associé(s) :
Dénomination ou raison sociale : Blade Lux Holding One S.à.r.l.
Forme juridique : *Société à responsabilité limitée*
Numéro d'immatriculation : B 96834
Siège social de la personne morale :
61, Rue de Rollingergrund, L - 2440 Luxembourg
Parts détenues : 109.300 parts sociales

R C S

Administrateur(s)/gérant(s) :

Régime de signature statutaire : Dans les rapports avec les tiers, le gérant ou, en cas de pluralité de gérants, le conseil de gérance ont tous pouvoirs pour agir en toute circonstance au nom de la Société et pour effectuer et approuver tous actes et opérations conformément à l'objet social. S'il n'y a qu'un seul gérant, la Société sera valablement engagée à l'égard des tiers par la seule signature du gérant unique. En cas de pluralité de gérants, la Société sera valablement engagée envers les tiers par la seule signature de l'un des gérants.

Organe : Conseil de gérance

Nom : WECKERMANN Prénom(s) : Stefan
Fonction : Président du Conseil de Gérance
Adresse privée ou professionnelle de la personne physique :
61, Rue de Rollingergrund, L - 2440 Luxembourg
Durée du mandat : Indéterminée Date de nomination : 01/03/2005

Nom : ZETTEL Prénom(s) : Wolfgang
Fonction : Gérant
Adresse privée ou professionnelle de la personne physique :
61, Rue de Rollingergrund, L - 2440 Luxembourg
Durée du mandat : Indéterminée Date de nomination : 01/03/2005

Nom : GORENFLOS Prénom(s) : Reinhard
Fonction : Gérant
Adresse privée ou professionnelle de la personne physique :
7, Carlton Gardens, GB - SW1Y 5AD Londres
Durée du mandat : Indéterminée Date de nomination : 18/11/2003

Nom : HUTH Prénom(s) : Johannes
Fonction : Gérant
Adresse privée ou professionnelle de la personne physique :
7, Carlton Gardens, GB - SW1Y 5AD Londres
Durée du mandat : Indéterminée Date de nomination : 18/11/2003

Personne(s) chargée(s) du contrôle des comptes:

Dénomination ou raison sociale : DELOITTE S.A.
Numéro d'immatriculation : B 67895
Fonction : Réviseur d'entreprise
Siège social de la personne morale :
3, Route d'Arlon, L - 8009 Strassen
Durée du mandat : Déterminée Date de nomination : 28/06/2004
Jusqu'à l'assemblée générale qui se tiendra en l'année : 2005

(*) Extrait de l'inscription : Pour le détail prière de se reporter au dossier.

Pour extrait conforme

Luxembourg, le 06/04/2005

Pour le gestionnaire du registre de commerce et des sociétés

Kill Michel

Michel KILL

APOSTILLE

(Convention de la Haye du 5 octobre 1961)

1. Pays: Grand-Duché de Luxembourg

Le présent acte public

2. a été signé par M. [illegible]
3. agissant en qualité employé [illegible]
4. est revêtu du sceau/timbre de

Attesté

5. à Luxembourg
6. le - 7 AVR. 2005
7. par Ministère des Affaires Etrangères
8. sous N° [illegible]
9. Sceau/timbre:
10. Signature:

1 € GRAND-DUCHÉ DE LUXEMBOURG DROIT DE CHANCELLERIE

PAUL KIRTZ

[illegible]

Beglaubigte Übersetzung aus dem Französischen

Seite 1/2

Registre de Commerce et des Sociétés

(Handels- und Gesellschaftsregister Luxemburg)

Auszug

Blade Lux Holding Two S.à.r.l.

Handelsregisternummer: B 96833
Datum der Eintragung: 21.11.2003

Bezeichnung(en) der Gesellschaft oder Firmenname(n):
Blade Lux Holding Two S.à.r.l.

R htsform: Gesellschaft mit beschränkter Haftung

Sitz der Gesellschaft:
61, Rue de Rollingergrund
L - 2440 Luxemburg

Angabe des Gesellschaftszwecks: Zweck der Gesellschaft ist die Erwerbung, der Besitz, die Verwaltung und Verfügung über Beteiligungen, in welcher Form auch immer, an anderen luxemburgischen und ausländischen Gesellschaften; die Erwerbung aller Eigentumstitel, Rechte und Vermögenswerte durch Beteiligung, Einlage, Zeichnung, feste Übernahme oder Kaufoption, Verhandlung oder auf jede andere Weise und insbesondere die Erwerbung von Patenten und Lizenzen, ihre Verwaltung und Verwertung; die Gewährung jeglicher finanzieller Hilfen, Darlehen, Vorschüsse oder Sicherheiten für die Unternehmen, an denen sie einen Anteil besitzt; und schließlich kann die Gesellschaft jedes Geschäft tätigen, das direkt oder indirekt mit ihrem Zweck verbunden ist, ohne jedoch in den Genuss der durch das Gesetz vom 31. Juli 1929 über Holding-Gesellschaften geregelte Steuerveranlagungsverfahren zu kommen. (*)

Gesellschaftskapital / Stammkapital:

Betrag: 2.732.500 EUR

Einzahlungsstatus: Vollständig einbezahlt

Gründungsdatum: 10.11.2003

Dauer:
Unbegrenzt

Geschäftsjahr:
Als Ausnahme endet das am 10.11.2003 begonnene Geschäftsjahr am 31.12.2004.
Vom 01.01. bis zum 31.12.

Teilhaber der Gesellschaft:
Bezeichnung oder Firmenname: Blade Lux Holding One S.à.r.l.
Rechtsform: Gesellschaft mit beschränkter Haftung
Handelsregisternummer: B 96834
Gesellschaftssitz der juristischen Person:
31, Rue de Rollingergrund, L - 2400 Luxemburg
Gehaltene Anteile: 109.300 Gesellschaftsanteile

…igte Übersetzung aus dem Französischen

Vorstandsmitglied(er)/Geschäftsführer:

Satzungsmäßig festgelegte Unterschriftsregelung: In den Beziehungen zu Dritten verfügen der Geschäftsführer oder, im Fall mehrerer Geschäftsführer, der geschäftsführende Ausschuss („Conseil de gérance") über alle Vollmachten, um unter allen Umständen im Namen der Gesellschaft zu handeln und um alle mit ihrem Gesellschaftszweck im Einklang stehenden Rechtshandlungen und Geschäfte vorzunehmen und zu genehmigen. Wenn es nur einen Geschäftsführer gibt, ist die Gesellschaft allein durch die Unterschrift des einzigen Geschäftsführers gegenüber Dritten rechtsgültig gebunden. Im Fall mehrerer Geschäftsführer reicht die Unterschrift eines der Geschäftsführer aus, um die Gesellschaft rechtsgültig gegenüber Dritten zu binden.

Organ: Geschäftsführender Ausschuss („Conseil de gérance")

Name: WECKERMANN Vorname(n): Stefan
Amt: Vorsitzender des geschäftsführenden Ausschusses
Private oder geschäftliche Anschrift der natürlichen Person:
1, Rue de Rollingergrund, L - 2400 Luxemburg
Amtszeit: Unbegrenzt Datum der Ernennung: 01.03.2005

Name: ZETTEL Vorname(n): Wolfgang
Amt: Geschäftsführer
Private oder geschäftliche Anschrift der natürlichen Person:
61, Rue de Rollingergrund, L - 2400 Luxemburg
Amtszeit: Unbegrenzt Datum der Ernennung: 01.03.2005

Name: GORENFLOS Vorname(n): Reinhard
Amt: Geschäftsführer
Private oder geschäftliche Anschrift der natürlichen Person:
7, Carlton Gardens, GB - SW1Y 5AD London
Amtszeit: Unbegrenzt Datum der Ernennung: 18.11.2003

Name: HUTH Vorname(n): Johannes
Amt: Geschäftsführer
Private oder geschäftliche Anschrift der natürlichen Person:
7, Carlton Gardens, GB - SW1Y 5AD London
Amtszeit: Unbegrenzt Datum der Ernennung: 18.11.2003

Mit der Kontrolle der Rechnungslegung beauftragte Person(en):

Bezeichnung oder Firmenname: DELOITTE S.A.
Handelsregisternummer: B 67895
Mandat: Unternehmensprüfer
Gesellschaftssitz der juristischen Person:
3, route d'Arlon, L - 8009 Strassen
Dauer des Mandats: Befristet Datum der Berufung: 28.06.2004
Bis zur Gesellschafterversammlung im Jahr: 2005

(*) Auszug aus der Eintragung: Für weitere Einzelheiten wird auf die Akte verwiesen.

Die Richtigkeit und Vollständigkeit des Auszugs wird bestätigt.

Luxemburg, den 06.04.2005

Für den Geschäftsführer des Handels- und Gesellschaftsregisters

[Unterschrift unleserlich]

Michel KILL

...igte Übersetzung aus dem Französischen

[Rückseite der Seite 2/2]

[Stempel:]

APOSTILLE

(Convention de La Haye du 5 octobre 1961)
[Haager Übereinkommen vom 5. Oktober 1961]

1. Land: Großherzogtum Luxemburg
   Diese öffentliche Urkunde
2. ist unterschrieben von *[handschriftlich:]* ***Herrn Michel Kill***
3. in seiner Eigenschaft als *[handschriftlich:]* ***Angestellter des Handels- und Gesellschaftsregisters (RCS)***
4. ist versehen mit dem Siegel/Stempel von *[kein Eintrag]*

BESTÄTIGT

5. in Luxemburg   6. am *[Stempel:]* 7. APR. 2005
7. durch   Außenministerium
8. unter Nr. *[handschriftlich, soweit lesbar:]* ***7640A/05***
9. Siegel/Stempel   10. Unterschrift

[Gebührenmarke]	*[Unterschrift nicht lesbar]*
[Rundstempel darüber:]	*[Stempel:]*
Großherzogtum Luxemburg Außenministerium	**Paul KIRTZ** Amtsleiter Abteilung für Pässe, Visa und Legalisationen

Vorstehender Text ist die von mir treu und gewissenhaft gefertigte Übersetzung des mir im Original vorgelegten französischen Handelsregisterauszugs.

Diplom-Übersetzerin Helgard Ullrich-Doerflinger

Öffentlich bestellte und beeidigte Urkundenübersetzerin der französischen und spanischen Sprache für Baden-Württemberg.

Bad Wildbad, den 14. April 2005

Blade Lux Holding Two S.à r.l.

Me Joseph ELVINGER
Doktor der Rechte
Notar
15, côte d'Eich
L-1450 Luxemburg
☎ +352 / 46 23 63 200
Fax +352 / 46 23 63 227 or 46 14 98
Patrick.van.hees@notaireelvinger.lu

BESTÄTIGUNG

Der unterzeichnete Notar bestätigt, dass

1. Herr Johannes Huth mit Geschäftsadresse in Stirling Square, 7 Carlton Gardens, London SW1Y 5AD, Vereinigtes Königreich
2. Herr Reinhard Gorenflos mit Geschäftsadresse in Stirling Square, 7 Carlton Gardens, London SW1Y 5AD, Vereinigtes Königreich
3. Herr Dr. Wolfgang Zettel mit Geschäftsadresse in 61, rue de Rollingergrund, L-2440 Luxembourg

und

4. Herr Stefan Weckermann mit Geschäftsadresse in 61, rue de Rollingergrund, L-2440 Luxembourg

jeweils Geschäftsführer der Gesellschaft

Blade Lux Holding Two S.à r.l.

mit Geschäftsadresse in 61, rue de Rollingergrund, L-2440 Luxemburg und eingetragen im R.C. Luxemburg B 96.833 sind und in dieser Funktion jeweils berechtigt sind, besagte Gesellschaft mit ihrer alleinigen Unterschrift rechtskräftig zu verpflichten.

Joseph ELVINGER, Notar
LUXEMBURG

Luxemburg, am 13. April 2005

Me Joseph ELVINGER

Notar

Vorstehende Abschrift stimmt
mit den Urschriften überein.
Dies beglaubige ich.

München, den 2. Mai 2005

Dr. Graf von Stosch
Notar

Feststellung

Hiermit stelle ich, Notar, fest, daß im Handelsregister des Amtsgerichts München unter HRB Nr. 154926 die Firma Blade Management Equity Participation Verwaltungs GmbH mit dem Sitz in München und die Herren Johannes Peter Huth und Reiner Winkler als deren von den Beschränkungen des § 181 BGB befreite Geschäftsführer eingetragen sind und letztere somit zur gemeinsamen Vertretung der vorgenannten Gesellschaft berechtigt sind.
Die Einsicht in das elektronische Handelsregister erfolgte am 25. April 2005.

Ferner stelle ich, Notar, fest, daß im Handelsregister des Amtsgerichts München unter HRA Nr. 85116 die Firma Blade Management Beteiligungs GmbH & Co. KG mit dem Sitz in München und die Firma Blade Management Equity Participation Verwaltungs GmbH als deren persönlich haftende Gesellschafterin eingetragen sind und letztere somit zur alleinigen Vertretung der vorgenannten Gesellschaft berechtigt ist.
Die Einsicht in das elektronische Handelsregister erfolgte am 25. April 2005.

München, den 2. Mai 2005

Dr. Graf von Stosch
Notar

Vorstehende Abschrift stimmt mit
der Urschrift überein.
Dies beglaubige ich.

München, den 2. Mai 2005

Dr. Christian Auktor
Notarvertreter

Firma
MTU Aero Engines Holding AG
Dachauer Straße 665

80995 München

56

RECEIVED

NOTARE

PROF. DR. REINHOLD GEIMER

DR. RÜDIGER GRAF VON STOSCH

LUITPOLDBLOCK · MAXIMILIANSPLATZ 10

80333 MÜNCHEN · TEL. 2421380 · FAX 293353

Beglaubigte Abschrift

URNr. S0809 / 2005
Vom 02.05.2005

au/he

Urk. Rolle Nr. S0809 / 2005

Verzichtserklärungen zur Umwandlung

Heute, den zweiten Mai
zweitausendfünf

- 02.05.2005 -

erschienen vor mir, dem unterzeichneten Notar

Dr. Rüdiger Graf von Stosch
mit dem Amtssitz in München,
- Amtsstelle in München, Maximiliansplatz 10 -

in den Geschäftsräumen der Firma MTU Aero Engines GmbH, 80995 München, Dachauer Straße 665, wohin ich mich auf Ansuchen begab:

1. Herr Johannes Peter **Huth**,
   geboren am 27. Mai 1960,
   London NW8 9UL, Großbritannien, 90 Hamilton Terrace,
   nach seiner Erklärung hier handelnd für die Firma
   Blade Lux Holding Two S.à r.l.
   mit dem Sitz in Luxemburg,
   Anschrift: L-2440 Luxemburg, 61, Rue de Rollingergrund,
   als deren einzelvertretungsberechtigter Geschäftsführer.

2. Herr Johannes Peter **Huth**, wie vor,
   und
   Herr Reiner **Winkler**,
   geboren am 31. Juli 1961,
   85221 Riemerling, Waldparkstraße 61,
   beide nach ihrer Erklärung hier handelnd für die Firma
   Blade Management Equity Participation Ver-

waltungs GmbH
mit dem Sitz in München,
Anschrift: 80995 München, Dachauer Straße 665
als deren von den Beschränkungen des § 181 BGB befreite Geschäftsführer.
Die vorgenannte Gesellschaft handelt nach Angabe wiederum für die Firma
Blade Management Beteiligungs GmbH & Co. KG
mit dem Sitz in München,
Anschrift: 80995 München, Dachauer Straße 665,
als deren persönlich haftende Gesellschafterin; sie handelt ferner gemäß § 10 Abs. 1 des KG-Vertrages im Auftrag und nach Weisung der geschäftsführenden Kommanditisten der KG.

Die Erschienenen sind von Person bekannt und bereits früher identifiziert.

Die Erschienenen stellten fest, daß die Notare Prof. Dr. Geimer und Dr. Graf von Stosch außerhalb ihrer Amtstätigkeit in der gegenwärtigen Angelegenheit nicht tätig sind oder waren.

Auf Antrag der Erschienenen beurkunde ich ihren vor mir bei gleichzeitiger Anwesenheit mündlich abgegebenen Erklärungen gemäß was folgt:

I.

Im Handelsregister des Amtsgerichts München
ist in Abteilung B unter Nr. 1 5 1 2 5 1 die Firma

MTU Aero Engines Erste Holding GmbH
mit dem Sitz in München

-im folgenden kurz "Gesellschaft" genannt-

eingetragen.

Das Stammkapital der Gesellschaft beträgt
2.210.000,00 €.

Gesellschafter dieser Gesellschaft sind nach Angabe:

a) die Firma Blade Lux Holding Two S.à r.l. mit einem Geschäftsanteil im Nennbetrag von 2.030.000,00 €,

b) die Firma Blade Management Beteiligungs GmbH & Co. KG mit einem Geschäftsanteil im Nennbetrag von 180.000,00 €.

Darauf sind nach Angabe jeweils 100 % erbracht.

Nach Angabe sind die vorgenannten Beteiligungen weder mit einem Pfandrecht noch einem Nießbrauch noch mit einem sonstigen Recht Dritter belastet.

Mit Gesellschafterbeschluss vom heutigen Tage (Urkunde des beurkundenden Notars vom heutigen Tage, URNr. S 806/2005) wurde das Stammkapital der Gesellschaft nach den Vorschriften der Kapitalerhöhung aus Gesellschaftsmitteln von 2.210.000,00 € um 37.790.000,00 € auf 40.000.000,00 € erhöht.
Die Stammeinlage der Gesellschafterin, Firma Blade Lux Holding Two S.à r.l. wurde auf 36.742.080,00 € aufgestockt.
Die Stammeinlage der Gesellschafterin, Firma Blade Management Beteiligungs GmbH & Co. KG wurde auf 3.257.920,00 € aufgestockt.

Mit Gesellschafterbeschluss vom heutigen Tage (Urkunde des beurkundenden Notars vom heutigen Tage, URNr. S 808/2005) wurde die Gesellschaft im Wege der formwechselnden Umwandlung gemäß den Bestimmungen des UmwG, in eine Aktiengesellschaft umgewandelt.

Die vorgenannten Gesellschafterbeschlüsse sind derzeit im Handelsregister noch nicht vollzogen. Die vorgenannten Urkunden hierüber lagen heute in Urschrift vor. Ihr Inhalt ist bekannt. Auf Beifügung und Verlesung wird verzichtet. Auf sie wird verwiesen.

II.

Die Gesellschafter, Firma Blade Lux Holding Two S.à r.l. und Firma Blade Management Beteiligungs GmbH & Co. KG, geben hiermit folgende Erklärungen ab:

1. Ein Abfindungsangebot gemäß §§ 194 Abs. 1 Nr. 6 und 207 UmwG entfällt, da kein Anteilsinhaber des formwechselnden Rechtsträgers gegen den Umwandlungsbeschluß Widerspruch zur Niederschrift erklärt hat bzw. kein nicht erschienener Anteilsinhaber zu Unrecht nicht zugelassen worden ist bzw. die Versammlung ordnungsgemäß einberufen worden ist bzw. der Gegenstand der Beschlußfassung ordnungsgemäß bekanntgemacht worden ist.

   Soweit rechtlich möglich, wird rein vorsorglich auf ein Barabfindungsangebot verzichtet.

2. Die Gesellschafter der Firma MTU Aero Engines Erste Holding GmbH mit dem Sitz in München erklären hiermit ihren Verzicht auf die Erstattung eines Umwandlungsberichts gemäß § 192 Abs. 1 und 3 des UmwG.

3. Die Gesellschafter der Firma MTU Aero Engines Erste Holding GmbH mit dem Sitz in München erklären gemäß § 198 Abs. 3 in Verbindung mit § 16 Abs. 2 des UmwG ihren Verzicht auf die Klage gegen die Wirksamkeit des Umwandlungsbeschlusses.

III.

Die Kosten dieser Urkunde trägt die Gesellschaft.

Von dieser Urkunde erhalten:
die Gesellschafter,
die Gesellschaft
-Anschrift: 80995 München, Dachauer Straße 655-,
das Amtsgericht -Registergericht-
je eine beglaubigte Abschrift.

Vorgelesen vom Notar,
von den Erschienenen genehmigt
und eigenhändig unterschrieben:

Beglaubigte Abschrift

Registre de Commerce
et des Sociétés
Luxembourg

R C S

EXTRAIT

Blade Lux Holding Two S.à.r.l.

Numéro d'immatriculation : B 96833
Date d'immatriculation/d'inscription : 21/11/2003

Dénomination(s) ou raison(s) sociale(s) :
Blade Lux Holding Two S.à.r.l.

Forme juridique : Société à responsabilité limitée

Siège social :
61, Rue de Rollingergrund
L - 2440 Luxembourg

Indication de l'objet social : La Société a pour objet l'acquisition, la détention, la gestion et la disposition de participations, sous quelque forme que ce soit, dans d'autres sociétés luxembourgeoises et étrangères; l'acquisition de tous titres, droits et actifs par voie de participation, d'apport, de souscription, de prise ferme ou d'option d'achat, de négociation et de toute autre manière et notamment l'acquisition de brevets et licences, leur gestion et leur mise en valeur; l'octroi aux entreprises dans lesquelles elle a un intérêt, de tous concours, prêts, avances ou garanties; enfin, la Société peut accomplir toute opération se rattachant directement ou indirectement à son objet, sans bénéficier toutefois du régime fiscal particulier organisé par la loi du 31 juillet 1929 sur les sociétés holding. (*)

Capital social / fonds social :

Montant : 2.732.500 EUR

Etat de libération: Entièrement libéré

Date de constitution : 10/11/2003

Durée :
Illimitée

Exercice social :
Par exception, l'exercice social ayant débuté en date du 10/11/2003 se terminera en date du 31/12/2004.
Du: 01/01 au: 31/12

Associé(s) :
Dénomination ou raison sociale : Blade Lux Holding One S.à.r.l.
Forme juridique : Société à responsabilité limitée
Numéro d'immatriculation : B 96834
Siège social de la personne morale :
61, Rue de Rollingergrund, L - 2440 Luxembourg
Parts détenues : 109.300 parts sociales

R C S

Administrateur(s)/gérant(s) :

Régime de signature statutaire : Dans les rapports avec les tiers, le gérant ou, en cas de pluralité de gérants, le conseil de gérance ont tous pouvoirs pour agir en toute circonstance au nom de la Société et pour effectuer et approuver tous actes et opérations conformément à l'objet social. S'il n'y a qu'un seul gérant, la Société sera valablement engagée à l'égard des tiers par la seule signature du gérant unique. En cas de pluralité de gérants, la Société sera valablement engagée envers les tiers par la seule signature de l'un des gérants.

Organe : Conseil de gérance

Nom : WECKERMANN Prénom(s) : Stefan
Fonction : Président du Conseil de Gérance
Adresse privée ou professionnelle de la personne physique :
61, Rue de Rollingergrund, L - 2440 Luxembourg
Durée du mandat : Indéterminée Date de nomination : 01/03/2005

Nom : ZETTEL Prénom(s) : Wolfgang
Fonction : Gérant
Adresse privée ou professionnelle de la personne physique :
61, Rue de Rollingergrund, L - 2440 Luxembourg
Durée du mandat : Indéterminée Date de nomination : 01/03/2005

Nom : GORENFLOS Prénom(s) : Reinhard
Fonction : Gérant
Adresse privée ou professionnelle de la personne physique :
7, Carlton Gardens, GB - SW1Y 5AD Londres
Durée du mandat : Indéterminée Date de nomination : 18/11/2003

Nom : HUTH Prénom(s) : Johannes
Fonction : Gérant
Adresse privée ou professionnelle de la personne physique :
7, Carlton Gardens, GB - SW1Y 5AD Londres
Durée du mandat : Indéterminée Date de nomination : 18/11/2003

Personne(s) chargée(s) du contrôle des comptes:

Dénomination ou raison sociale : DELOITTE S.A.
Numéro d'immatriculation : B 67895
Fonction : Réviseur d'entreprise
Siège social de la personne morale :
3, Route d'Arlon, L - 8009 Strassen
Durée du mandat : Déterminée Date de nomination : 28/06/2004
Jusqu'à l'assemblée générale qui se tiendra en l'année : 2005

(*) Extrait de l'inscription : Pour le détail prière de se reporter au dossier.

Pour extrait conforme

Luxembourg, le 06/04/2005

Pour le gestionnaire du registre de commerce et des sociétés

Kill Michel

Michel KILL

APOSTILLE

(Convention de la Haye du 5 octobre 1961)

1. Pays: Grand-Duché de Luxembourg

Le présent acte public

2. a été signé par M. Michel Hill
3. agissant en qualité employé RCS
4. est revêtu du sceau/timbre de

Attesté

5. à Luxembourg 6. le - 7 AVR. 2005
7. par Ministère des Affaires Etrangères
8. sous N° Yllec A.L05
9. Sceau/timbre: 10. Signature:


1 €
GRAND-DUCHE DE LUXEMBOURG
DROIT DE CHANCELLERIE

Paul KIRTZ
Inspecteur Principal
Bureau des Passeports,
Visas et Légalisations

Beglaubigte Übersetzung aus dem Französischen

Seite 1/2

Registre de Commerce et des Sociétés Luxembourg

(Handels- und Gesellschaftsregister Luxemburg)

Auszug

Blade Lux Holding Two S.à.r.l.

Handelsregisternummer: B 96833
Datum der Eintragung: 21.11.2003

Bezeichnung(en) der Gesellschaft oder Firmenname(n):
Blade Lux Holding Two S.à.r.l.

Rechtsform: Gesellschaft mit beschränkter Haftung

Sitz der Gesellschaft:
61, Rue de Rollingergrund
L - 2440 Luxemburg

Angabe des Gesellschaftszwecks: Zweck der Gesellschaft ist die Erwerbung, der Besitz, die Verwaltung und Verfügung über Beteiligungen, in welcher Form auch immer, an anderen luxemburgischen und ausländischen Gesellschaften; die Erwerbung aller Eigentumstitel, Rechte und Vermögenswerte durch Beteiligung, Einlage, Zeichnung, feste Übernahme oder Kaufoption, Verhandlung oder auf jede andere Weise und insbesondere die Erwerbung von Patenten und Lizenzen, ihre Verwaltung und Verwertung; die Gewährung jeglicher finanzieller Hilfen, Darlehen, Vorschüsse oder Sicherheiten für die Unternehmen, an denen sie einen Anteil besitzt; und schließlich kann die Gesellschaft jedes Geschäft tätigen, das direkt oder indirekt mit ihrem Zweck verbunden ist, ohne jedoch in den Genuss der durch das Gesetz vom 31. Juli 1929 über Holding-Gesellschaften geregelte Steuerveranlagungsverfahren zu kommen. (*)

Gesellschaftskapital / Stammkapital:

Betrag: 2.732.500 EUR

Einzahlungsstatus: Vollständig einbezahlt

Gründungsdatum: 10.11.2003

Dauer:
Unbegrenzt

Geschäftsjahr:
Als Ausnahme endet das am 10.11.2003 begonnene Geschäftsjahr am 31.12.2004.
Vom 01.01. bis zum 31.12.

Teilhaber der Gesellschaft:
Bezeichnung oder Firmenname: Blade Lux Holding One S.à.r.l.
Rechtsform: Gesellschaft mit beschränkter Haftung
Handelsregisternummer: B 96834
Gesellschaftssitz der juristischen Person:
61, Rue de Rollingergrund, L - 2400 Luxemburg
Gehaltene Anteile: 109.300 Gesellschaftsanteile

…gte Übersetzung aus dem Französischen

Vorstandsmitglied(er)/Geschäftsführer:

Satzungsmäßig festgelegte Unterschriftsregelung: In den Beziehungen zu Dritten verfügen der Geschäftsführer oder, im Fall mehrerer Geschäftsführer, der geschäftsführende Ausschuss („Conseil de gérance") über alle Vollmachten, um unter allen Umständen im Namen der Gesellschaft zu handeln und um alle mit ihrem Gesellschaftszweck im Einklang stehenden Rechtshandlungen und Geschäfte vorzunehmen und zu genehmigen. Wenn es nur einen Geschäftsführer gibt, ist die Gesellschaft allein durch die Unterschrift des einzigen Geschäftsführers gegenüber Dritten rechtsgültig gebunden. Im Fall mehrerer Geschäftsführer reicht die Unterschrift eines der Geschäftsführer aus, um die Gesellschaft rechtsgültig gegenüber Dritten zu binden.

Organ: Geschäftsführender Ausschuss („Conseil de gérance")

Name: WECKERMANN Vorname(n): Stefan
Amt: Vorsitzender des geschäftsführenden Ausschusses
Private oder geschäftliche Anschrift der natürlichen Person:
6… Rue de Rollingergrund, L - 2400 Luxemburg
…tszeit: Unbegrenzt Datum der Ernennung: 01.03.2005

Name: ZETTEL Vorname(n): Wolfgang
Amt: Geschäftsführer
Private oder geschäftliche Anschrift der natürlichen Person:
61, Rue de Rollingergrund, L - 2400 Luxemburg
Amtszeit: Unbegrenzt Datum der Ernennung: 01.03.2005

Name: GORENFLOS Vorname(n): Reinhard
Amt: Geschäftsführer
Private oder geschäftliche Anschrift der natürlichen Person:
7, Carlton Gardens, GB - SW1Y 5AD London
Amtszeit: Unbegrenzt Datum der Ernennung: 18.11.2003

Name: HUTH Vorname(n): Johannes
Amt: Geschäftsführer
Private oder geschäftliche Anschrift der natürlichen Person:
7, Carlton Gardens, GB - SW1Y 5AD London
Amtszeit: Unbegrenzt Datum der Ernennung: 18.11.2003

…t der Kontrolle der Rechnungslegung beauftragte Person(en):

Bezeichnung oder Firmenname: DELOITTE S.A.
Handelsregisternummer: B 67895
Mandat: Unternehmensprüfer
Gesellschaftssitz der juristischen Person:
3, route d'Arlon, L - 8009 Strassen
Dauer des Mandats: Befristet Datum der Berufung: 28.06.2004
Bis zur Gesellschafterversammlung im Jahr: 2005

(*) Auszug aus der Eintragung: Für weitere Einzelheiten wird auf die Akte verwiesen.

Die Richtigkeit und Vollständigkeit des Auszugs wird bestätigt.

Luxemburg, den 06.04.2005

Für den Geschäftsführer des Handels- und Gesellschaftsregisters

[Unterschrift unleserlich]

Michel KILL

,igte Übersetzung aus dem Französischen

[Rückseite der Seite 2/2]

[Stempel:]

APOSTILLE

(Convention de La Haye du 5 octobre 1961)
[Haager Übereinkommen vom 5. Oktober 1961]

1. Land: Großherzogtum Luxemburg

   Diese öffentliche Urkunde

2. ist unterschrieben von *[handschriftlich:]* ***Herrn Michel Kill***
3. in seiner Eigenschaft als *[handschriftlich:]* ***Angestellter des Handels- und Gesellschaftsregisters (RCS)***
4. ist versehen mit dem Siegel/Stempel von *[kein Eintrag]*

BESTÄTIGT

5. in Luxemburg 6. am *[Stempel:]* 7. APR. 2005
7. durch Außenministerium
8. unter Nr. *[handschriftlich, soweit lesbar:]* ***7640A/05***
9. Siegel/Stempel 10. Unterschrift

[Gebührenmarke]	*[Unterschrift nicht lesbar]*
[Rundstempel darüber:]	*[Stempel:]*
Großherzogtum Luxemburg Außenministerium	**Paul KIRTZ** Amtsleiter Abteilung für Pässe, Visa und Legalisationen

Vorstehender Text ist die von mir treu und gewissenhaft gefertigte Übersetzung des mir im Original vorgelegten französischen Handelsregisterauszugs.

Diplom-Übersetzerin Helgard Ullrich-Doerflinger

Öffentlich bestellte und beeidigte Urkundenübersetzerin der französischen und spanischen Sprache für Baden-Württemberg.

Bad Wildbad, den 14. April 2005

Blade Lux Holding Two S.à r.l.

Me Joseph ELVINGER
Doktor der Rechte
Notar
15, côte d'Eich
L-1450 Luxemburg
☎ +352 / 46 23 63 200
Fax +352 / 46 23 63 227 or 46 14 98
Patrick.van.hees@notaireelvinger.lu

BESTÄTIGUNG

Der unterzeichnete Notar bestätigt, dass

1. Herr Johannes Huth mit Geschäftsadresse in Stirling Square, 7 Carlton Gardens, London SW1Y 5AD, Vereinigtes Königreich
2. Herr Reinhard Gorenflos mit Geschäftsadresse in Stirling Square, 7 Carlton Gardens, London SW1Y 5AD, Vereinigtes Königreich
3. Herr Dr. Wolfgang Zettel mit Geschäftsadresse in 61, rue de Rollingergrund, L-2440 Luxembourg

und

4. Herr Stefan Weckermann mit Geschäftsadresse in 61, rue de Rollingergrund, L-2440 Luxembourg

jeweils Geschäftsführer der Gesellschaft

Blade Lux Holding Two S.à r.l.

mit Geschäftsadresse in 61, rue de Rollingergrund, L-2440 Luxemburg und eingetragen im R.C. Luxemburg B 96.833 sind und in dieser Funktion jeweils berechtigt sind, besagte Gesellschaft mit ihrer alleinigen Unterschrift rechtskräftig zu verpflichten.

Luxemburg, am 13. April 2005

Me Joseph ELVINGER

Notar

Vorstehende Abschrift stimmt
mit den Urschriften überein.
Dies beglaubige ich.

München, den 2. Mai 2005

Dr. Graf von Stosch
Notar

Feststellung

Hiermit stelle ich, Notar, fest, daß im Handelsregister des Amtsgerichts München unter HRB Nr. 154926 die Firma Blade Management Equity Participation Verwaltungs GmbH mit dem Sitz in München und die Herren Johannes Peter Huth und Reiner Winkler als deren von den Beschränkungen des § 181 BGB befreite Geschäftsführer eingetragen sind und letztere somit zur gemeinsamen Vertretung der vorgenannten Gesellschaft berechtigt sind.
Die Einsicht in das elektronische Handelsregister erfolgte am 25. April 2005.

Ferner stelle ich, Notar, fest, daß im Handelsregister des Amtsgerichts München unter HRA Nr. 85116 die Firma Blade Management Beteiligungs GmbH & Co. KG mit dem Sitz in München und die Firma Blade Management Equity Participation Verwaltungs GmbH als deren persönlich haftende Gesellschafterin eingetragen sind und letztere somit zur alleinigen Vertretung der vorgenannten Gesellschaft berechtigt ist.
Die Einsicht in das elektronische Handelsregister erfolgte am 25. April 2005.

München, den 2. Mai 2005

DR. GRAF V. STOSCH NOTAR IN MÜNCHEN

Dr. Graf von Stosch
Notar

Vorstehende Abschrift stimmt mit
der Urschrift überein.
Dies beglaubige ich.

München, den 2. Mai 2005

Dr. Christian Auktor
Notarvertreter

Firma
Blade Management Beteiligungs
GmbH & Co. KG
Dachauer Straße 665

80995 München

57

PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft

Bericht

über die
Prüfung der formwechselnden Umwandlung

der

MTU Aero Engines Erste Holding GmbH,

München,

in eine Aktiengesellschaft

Inhaltsverzeichnis Seite

A. Auftrag und Auftragsdurchführung

1. Auf Antrag der

MTU Aero Engines Erste Holding GmbH,

München,

hat uns das Amtsgericht München - Registergericht - mit Beschluss vom 12. April 2005 für die Umwandlung der

MTU Aero Engines Erste Holding GmbH,

München,

in eine Aktiengesellschaft unter der Firma

MTU Aero Engines Holding AG,

München,

zum Umwandlungsprüfer gemäß §§ 197 Satz 1, 245 Abs. 1 Satz 2, 220 Abs. 3 Satz 1 Umwandlungsgesetz (UmwG), § 33 Abs. 2 Aktiengesetz (AktG) bestellt. Die Geschäftsführung der Gesellschaft hat uns daraufhin mit der Durchführung der Prüfung beauftragt.

2. Wir haben die Prüfung im April und Mai 2005 in den Geschäftsräumen der Gesellschaft in München sowie in unserem Büro in Stuttgart durchgeführt.

3. Für die Prüfung standen im Wesentlichen folgende Unterlagen zur Verfügung:

- Notarielle Urkunde vom 2. Mai 2005 über den Formwechsel der MTU Aero Engines Erste Holding GmbH in eine Aktiengesellschaft, die Bestellung des Abschlussprüfers nebst Satzung der Aktiengesellschaft (UR-Nr. S 808/2005 des Notars Dr. Rüdiger Graf von Stosch in München) sowie notariell beurkundete Verzichtserklärungen der Gesellschafter vom selben Tag (UR-Nr. S 809/2005 des Notars Dr. Rüdiger Graf von Stosch in München);

- Niederschrift über die Sitzung des Aufsichtsrats vom 2. Mai 2005, in der die Mitglieder des Vorstands bestellt wurden;

- Geschäftsordnung für den Aufsichtsrat der MTU Aero Engines Holding AG;

- Geschäftsordnung des Vorstandes der MTU Aero Engines Holding AG mit einem Katalog zustimmungspflichtiger Geschäfte als Anlage;
- Gründungsbericht der Blade Lux Holding Two S.à.r.l., Luxemburg, und der Blade Management Beteiligungs GmbH & Co. KG, München, vom 2. Mai 2005;
- Gründungsprüfungsbericht der Mitglieder des Vorstands und des Aufsichtsrats der MTU Aero Engines AG vom 2. Mai 2005;
- der von der Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft geprüfte und mit einem uneingeschränkten Bestätigungsvermerk versehene Jahresabschluss der MTU Aero Engines Erste Holding GmbH zum 31. Dezember 2004;
- notarielle Urkunde vom 2. Mai 2005 über eine Kapitalerhöhung aus Gesellschaftsmitteln bei der MTU Aero Engines Erste Holding GmbH (UR-Nr. S 806/2005 des Notars Dr. Rüdiger Graf von Stosch in München);
- Gesellschaftsvertrag der MTU Aero Engines Erste Holding GmbH in der Fassung vom 28. Dezember 2004;
- Gesellschafterliste der MTU Aero Engines Erste Holding GmbH vom 22. Dezember 2004;
- Verschmelzungsvertrag und Zustimmungsbeschlüsse vom 27. April 2005 (UR-Nr. S 775/2005 und S 776/2005 des Notars Dr. Rüdiger Graf von Stosch in München) sowie Handelsregisteranmeldungen betreffend die Verschmelzung der MTU Aero Engines Zweite Holding GmbH auf die MTU Aero Engines Erste Holding GmbH;
- Verschmelzungsvertrag und Zustimmungsbeschlüsse vom 27. April 2005 (UR-Nr. S 771/2005 und S 772/2005 des Notars Dr. Rüdiger Graf von Stosch in München) sowie Handelsregisteranmeldungen betreffend die Verschmelzung der MTU Aero Engines Dritte Holding GmbH auf die MTU Aero Engines Zweite Holding GmbH;
- Handelsregisteranmeldung vom 22. Dezember 2004 betreffend Anmeldung der Kapitalerhöhung vom 22. Dezember 2004 bei der MTU Aero Engines Erste Holding GmbH;
- Handelsregisterauszug der MTU Aero Engines Erste Holding GmbH vom 15. April 2005;
- Auszug aus dem Registre de Commerce et des Sociétés, Luxembourg, der Blade Lux Holding Two S.à.r.l. vom 6. April 2005;
- Handelsregisterauszug der Blade Management Beteiligungs GmbH & Co. KG vom 18. Januar 2005;

- Eintragungsnachricht des Handelsregisters vom 6. Dezember 2004 betreffend Blade Management Equity Participation Verwaltungs GmbH;

- Handelsregisterauszug der MTU Aero Engines Zweite Holding GmbH vom 4. Januar 2005;

- Handelsregisterauszug der MTU Aero Engines Dritte Holding GmbH vom 29. März 2005;

- Berechnung des Formwechselaufwands der MTU Aero Engines Holding AG vom 2. Mai 2005;

- Pro-forma Bilanz und Gewinn- und Verlustrechnung der MTU Aero Engines Erste Holding GmbH zum 31. März 2005;

- Planungsunterlagen für den Konzern der MTU Aero Engines Erste Holding GmbH sowie für die wesentlichen Tochtergesellschaften für die Geschäftsjahre 2005 bis 2009.

Bei den oben genannten Dokumenten handelt es sich um Originale oder um Kopien, die auskunftsgemäß mit den Originalen übereinstimmen. Uns wurde versichert, dass die Handelsregisterauszüge bzw. Eintragungsnachrichten jeweils den aktuellen Stand wiedergeben und zwischenzeitlich keine weiteren Eintragungen in den jeweiligen Registern erfolgt sind.

4. Darüber hinaus haben uns die Mitglieder der Geschäftsführung der MTU Aero Engines Erste Holding GmbH sowie die von ihnen benannten Auskunftspersonen alle erwünschten Auskünfte bereitwillig erteilt.

5. Unsere Verantwortlichkeit bestimmt sich – auch im Verhältnis zu Dritten – nach den gesetzlichen Bestimmungen der §§ 197 Satz 1 UmwG, 49 AktG, 323 Abs. 1 bis 4 Handelsgesetzbuch (HGB). Soweit für diesen Auftrag nicht die Haftungsregelungen des § 49 AktG i. V. mit § 323 HGB Anwendung finden, gelten – ebenfalls im Verhältnis zu Dritten – ergänzend die als Anlage beigefügten Allgemeinen Auftragsbedingungen für Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften vom 1. Januar 2002.

B. Gegenstand des Umwandlungsvorgangs

6. Die MTU Aero Engines Erste Holding GmbH wurde unter der Firma Deukalion Neunzehnte Vermögensverwaltungs-GmbH mit notariell beurkundetem Gesellschaftsvertrag vom 15. Juli 2003 errichtet und am 14. August 2003 im Handelsregister des Amtsgerichts Frankfurt am Main unter HR B 57350 eingetragen.

7. Mit notariell beurkundetem Beschluss der Gesellschafterversammlung vom 5. November 2003 wurde der Gesellschaftsvertrag geändert und die Gesellschaft in Blade Erste Holding GmbH umfirmiert. Mit notariell beurkundetem Beschluss der Gesellschafterversammlung vom 3. Dezember 2003 wurde der Sitz der Gesellschaft nach München verlegt. Mit Beschluss der Gesellschafterversammlung vom 10. März 2004 wurde die Firma der Gesellschaft geändert in MTU Aero Engines Erste Holding GmbH. Die Gesellschaft ist im Handelsregister des Amtsgerichts München unter HR B 151251 eingetragen.

8. Mit notariell beurkundetem Beschluss der Gesellschafterversammlung vom 17. Dezember 2004 wurde das Stammkapital der Gesellschaft aus Gesellschaftsmitteln von Euro 25.000 um Euro 2.005.000 auf Euro 2.030.000 erhöht. Die Eintragung der Kapitalerhöhung in das Handelsregister erfolgte am 22. Dezember 2004.

9. Mit notariell beurkundetem Beschluss der Gesellschafterversammlung vom 22. Dezember 2004 wurde das Stammkapital der Gesellschaft von Euro 2.030.000 um Euro 180.000 auf Euro 2.210.000 erhöht. Die Kapitalerhöhung erfolgte zur Aufnahme der Blade Management Beteiligungs GmbH & Co. KG, München, die die Stammeinlage gegen Bareinlage übernommen hat. Die Eintragung der Kapitalerhöhung in das Handelsregister erfolgte am 14. Januar 2005.

10. Gesellschafter der MTU Aero Engines Erste Holding GmbH sind die Blade Lux Holding Two S.à.r.l. und die Blade Management Beteiligungs GmbH & Co. KG.

11. Gegenstand der Gesellschaft ist laut Gesellschaftsvertrag in der Fassung vom 28. Dezember 2004 der Erwerb, das Halten, das Verwalten und die Veräußerung von Beteiligungen an anderen Unternehmen, insbesondere einer Beteiligung an der MTU Aero Engines Zweite Holding GmbH, mit dem Sitz in München.

12. Mit Verschmelzungsvertrag vom 27. April 2005 (UR-Nr. S 771/2005 des Notars Dr. Rüdiger Graf von Stosch in München) ist die MTU Aero Engines Dritte Holding GmbH mit dem Sitz in München, eingetragen im Handelsregister des Amtsgerichts München unter HR B 151037 (übertragender Rechtsträger), auf die MTU Aero Engines Zweite Holding GmbH mit dem Sitz in München, eingetragen im Handelsregister des Amtsgerichts München unter HR B 151054 (übernehmender Rechtsträger), verschmolzen worden. Die Gesellschafterversammlungen der

beteiligten Rechtsträger haben der Verschmelzung zugestimmt und jeweils u.a. auf eine Klage gegen die Wirksamkeit der Umwandlungsbeschlüsse verzichtet (UR-Nr. S 772/2005 des Notars Dr. Rüdiger Graf von Stosch in München). Verschmelzungsstichtag ist der 1. Januar 2005. Die Verschmelzung ist auskunftsgemäß zur Eintragung in das Handelsregister des übertragenden und des übernehmenden Rechtsträgers angemeldet worden. Eine Eintragung ist noch nicht erfolgt.

13. Mit Verschmelzungsvertrag vom 27. April 2005 (UR-Nr. S 775/2005 des Notars Dr. Rüdiger Graf von Stosch in München) ist die MTU Aero Engines Zweite Holding GmbH mit dem Sitz in München, eingetragen im Handelsregister des Amtsgerichts München unter HR B 151054 (übertragender Rechtsgräger), auf die MTU Aero Engines Erste Holding GmbH (übernehmender Rechtsträger), verschmolzen worden. Die Gesellschafterversammlungen der beteiligten Rechtsträger haben der Verschmelzung zugestimmt und jeweils u.a. auf eine Klage gegen die Wirksamkeit der Umwandlungsbeschlüsse verzichtet (UR-Nr. S 776/2005 des Notars Dr. Rüdiger Graf von Stosch in München). Verschmelzungsstichtag ist der 1. Januar 2005. Die Verschmelzung ist auskunftsgemäß zur Eintragung in das Handelsregister des übertragenden und des übernehmenden Rechtsträgers angemeldet worden. Eine Eintragung ist noch nicht erfolgt.

14. Mit notariell beurkundetem Beschluss der Gesellschafterversammlung vom 2. Mai 2005 (UR-Nr. S 806/2005 des Notars Dr. Rüdiger Graf von Stosch in München) wurde das Stammkapital der Gesellschaft aus Gesellschaftsmitteln durch Umwandlung eines Teils der Kapitalrücklage von Euro 2.210.000 um Euro 37.790.000 auf Euro 40.000.000 erhöht. Es werden keine neuen Geschäftsanteile ausgegeben. Die Stammeinlage der Gesellschafterin Blade Lux Holding Two S.à.r.l. im Nennbetrag von Euro 2.030.000 wird auf Euro 36.742.080 aufgestockt. Die Stammeinlage der Gesellschafterin Blade Management Beteiligungs GmbH & Co. KG im Nennbetrag von Euro 180.000 wird auf Euro 3.257.920 aufgestockt. Die Anmeldung der Kapitalerhöhung zur Eintragung in das Handelsregister der Gesellschaft soll am 3. Mai 2005 beim Registergericht eingereicht werden.

C. Gegenstand der Prüfung und Prüfungsumfang

15. Die Gesellschafter der MTU Aero Engines Erste Holding GmbH, die Blade Lux Holding Two S.à.r.l. und die Blade Management Beteiligungs GmbH & Co. KG, haben in der notariell beurkundeten Gesellschafterversammlung vom 2. Mai 2005 (UR-Nr. S 808/2005 des Notars Dr. Rüdiger Graf von Stosch in München) beschlossen, die MTU Aero Engines Erste Holding GmbH gemäß den §§ 190 ff., 238 ff. UmwG formwechselnd in eine Aktiengesellschaft unter der Firma MTU Aero Engines Holding AG umzuwandeln.

16. Bei unserer folgenden Prüfung haben wir unterstellt, dass die unter Tz. 12 bis 14 dargestellten gesellschaftsrechtlichen Maßnahmen (Verschmelzungen und Kapitalerhöhung aus Gesellschaftsmitteln) und die formwechselnde Umwandlung in der Reihenfolge ihrer Beurkundungen in das Handelsregister eingetragen werden, d.h. der Formwechsel wird erst nach Eintragung der Verschmelzungen und der Kapitalerhöhung eingetragen.

17. Auf den Formwechsel sind gemäß § 197 Satz 1 UmwG die für die neue Rechtsform geltenden Gründungsvorschriften anzuwenden, soweit sich aus den speziellen Vorschriften zum Formwechsel nichts anderes ergibt. Gemäß §§ 245 Abs. 1 Satz 2, 220 Abs. 3 Satz 1 UmwG ist beim Formwechsel einer Gesellschaft mit beschränkter Haftung in eine Aktiengesellschaft stets eine Gründungsprüfung durch einen oder mehrere Prüfer (§§ 197 Satz 1 UmwG, 33 Abs. 2 AktG) durchzuführen.

18. Gegenstand der Gründungsprüfung ist der gesamte Hergang des Formwechsels der GmbH in die Aktiengesellschaft (§§ 197 Satz 1, 245 Abs. 1 Satz 2, 220 Abs. 1 und 2 UmwG, 33 Abs. 2, 34 Abs. 1 AktG). Die Gründungsprüfung erstreckt sich demnach auf sämtliche tatsächlichen und rechtlichen Verhältnisse der formwechselnden Gesellschaft, die Ordnungsmäßigkeit des Formwechsels in tatsächlicher und rechtlicher Hinsicht und die Überprüfung des Gründungsberichts gemäß §§ 197 Satz 1 UmwG, 32 Abs. 1 AktG sowie des Gründungsprüfungsberichts des Vorstands und des Aufsichtsrats gemäß §§ 197 Satz 1 UmwG, 33 Abs. 1, 34 AktG. Die Gründungsprüfung erstreckt sich nicht auf die ursprüngliche Gründung der formwechselnden Gesellschaft.

Die Prüfung bezieht sich gemäß §§ 197 Satz 1 UmwG, 34 Abs. 1 AktG ferner darauf, ob die Angaben der Gründer gemäß §§ 26 und 27 AktG richtig und vollständig sind. Außerdem ist wesentlicher Bestandteil der Prüfung die Feststellung, ob das Reinvermögen der formwechselnden Gesellschaft das Nennkapital der Gesellschaft neuer Rechtsform deckt.

19. Über das Ergebnis der Prüfung ist gemäß § 34 Abs. 2 AktG schriftlich zu berichten. In dem Bericht ist der Umwandlungshergang darzustellen und zu beurteilen. Es ist darzulegen, ob das Reinvermögen der formwechselnden Gesellschaft mindestens dem Nennbetrag des Grund-

kapitals der Aktiengesellschaft als dem Rechtsträger neuer Rechtsform entspricht. Darüber hinaus sind in dem Bericht Angaben über die Vollständigkeit und Richtigkeit des Gründungsberichts der Gründer und des Gründungsprüfungsberichts von Vorstand und Aufsichtsrat zu machen.

D. Prüfungsfeststellungen

I. Ordnungsmäßigkeit des Hergangs der Umwandlung

1. Entbehrlichkeit von Umwandlungsbericht und Vermögensaufstellung

20. Gemäß § 192 Abs. 3 UmwG ist ein Umwandlungsbericht nicht erforderlich, wenn alle Anteilsinhaber auf seine Erstattung in notariell beurkundeter Form verzichten. Die Verzichtserklärungen der Blade Lux Holding Two S.à.r.l. und der Blade Management Beteiligungs GmbH & Co. KG wurden am 2. Mai 2005 notariell beurkundet (UR-Nr. S 809/2005 des Notars Dr. Rüdiger Graf von Stosch in München). Eine Vermögensaufstellung nach § 192 Abs. 2 UmwG ist bei dem Formwechsel in eine Kapitalgesellschaft anderer Rechtsform (hier GmbH in AG) gemäß § 238 Satz 2 UmwG entbehrlich.

2. Umwandlungsbeschluss

21. Die Blade Lux Holding Two S.à.r.l. und die Blade Management Beteiligungs GmbH & Co. KG haben mit Beschluss vom 2. Mai 2005 (UR-Nr. S 808/2005 des Notars Dr. Rüdiger Graf von Stosch in München) unter Beachtung der gemäß § 193 Abs. 3 UmwG notwendigen notariellen Form einstimmig beschlossen, die MTU Aero Engines Erste Holding GmbH gemäß §§ 190 ff., 226 f., 238 ff. UmwG in die Rechtsform der Aktiengesellschaft umzuwandeln. Gleichzeitig wurde gemäß §§ 243, 218 Abs. 1 UmwG die Satzung der MTU Aero Engines Holding AG festgestellt.

22. Auf alle Form- und Fristvorschriften für die Einberufung, Vorbereitung und Durchführung einer Gesellschafterversammlung und auf die Ankündigung des Formwechsels als Gegenstand der Beschlussfassung haben die Gesellschafter verzichtet.

23. Der Umwandlungsbeschluss enthält die gemäß § 194 Abs. 1 UmwG erforderlichen, nachfolgend dargestellten Angaben:

- In Ziff. II.1. des Beschlusses wird bestimmt, dass die MTU Aero Engines Erste Holding GmbH in die Rechtsform der Aktiengesellschaft umgewandelt wird (§ 194 Abs. 1 Nr. 1 UmwG).

- In Ziff. II.2. des Beschlusses wird die Firma der Gesellschaft mit MTU Aero Engines Holding AG festgelegt (§ 194 Abs.1 Nr. 2 UmwG).

- Gemäß Ziff. II.4. des Beschlusses wird das Grundkapital der MTU Aero Engines Holding AG von den bisherigen Anteilsinhabern der MTU Aero Engines Erste Holding GmbH, der

Blade Lux Holding Two S.à.r.l. und der Blade Management Beteiligungs GmbH & Co. KG, übernommen. Diese werden damit zu Aktionären der MTU Aero Engines Holding AG (§ 194 Abs. 1 Nr. 3 UmwG). Nach dem Formwechsel sind dieselben Anteilsinhaber an dem Unternehmen beteiligt wie vor dem Formwechsel und die Identität der Anteilsinhaber ist folglich gewahrt.

- Das Stammkapital der MTU Aero Engines Erste Holding GmbH wird nach erfolgter Kapitalerhöhung aus Gesellschaftsmitteln gemäß Ziff. II.4. des Beschlusses zum Grundkapital der MTU Aero Engines Holding AG. Das Grundkapital der MTU Aero Engines Holding AG beträgt danach - in Übereinstimmung mit § 4 der Satzung, welche gemäß Ziff. II.3. des Beschlusses einen wesentlichen Bestandteil des Umwandlungsbeschlusses bildet – Euro 40.000.000. An die Stelle der Geschäftsanteile an der MTU Aero Engines Erste Holding GmbH, die nach Wirksamwerden der Kapitalerhöhung aus Gesellschaftsmitteln mit deren Eintragung im Handelsregister zusammen nominal Euro 40.000.000 betragen, treten 40.000.000 auf den Namen lautende Stückaktien mit einem rechnerischen Anteil am Grundkapital der MTU Aero Engines Holding AG von jeweils Euro 1,00. Davon übernehmen gemäß Ziff. II.4. des Beschlusses die Blade Lux Holding Two S.à.r.l. 36.742.080 Stückaktien und die Blade Management Beteiligungs GmbH & Co. KG 3.257.920 Stückaktien. Der Beschluss enthält somit die Zahl, die Art und den Umfang der Anteile, welche die Anteilsinhaber durch den Formwechsel erlangen sollen (§ 194 Abs.1 Nr. 4 UmwG).

- In Ziff. II.7. des Beschlusses wird festgestellt, dass Rechte im Sinne von § 194 Abs. 1 Nr. 5 UmwG nicht gewährt werden und dass Maßnahmen im Sinne dieser Vorschrift nicht vorgesehen sind.

- Eines Abfindungsangebotes gemäß §§ 207, 194 Abs. 1 Nr. 6 UmwG bedarf es nicht, da kein Anteilsinhaber des formwechselnden Rechtsträgers gegen den Umwandlungsbeschluss Widerspruch zur Niederschrift erklärt hat (Ziff. II.8. des Beschlusses). Ein Fall des § 29 Abs. 2 UmwG liegt ebenfalls nicht vor, weil alle Anteilsinhaber des formwechselnden Rechtsträgers dem Umwandlungsbeschluss zugestimmt haben und sie auf sämtliche Form- und Fristvorschriften für die Einberufung, Vorbereitung und Durchführung einer Gesellschafterversammlung und auf die Ankündigung des Formwechsels als Gegenstand der Beschlussfassung verzichtet haben. Im Übrigen haben die Anteilsinhaber rein vorsorglich auf ein Barabfindungsangebot verzichtet (UR-Nr. S 809/2005 des Notars Dr. Rüdiger Graf von Stosch in München).

- Die Gesellschaft hat keine Arbeitnehmer und keine betrieblichen Arbeitnehmervertretungen. Diesbezüglich ergeben sich deshalb keine Folgen aus dem Formwechsel (§ 194 Abs. 1 Nr. 7 UmwG). Bei der Gesellschaft besteht ein nach dem Mitbestimmungsgesetz 1976 gebildeter Aufsichtsrat, weil ihr die Arbeitnehmer anderer Konzerngesellschaften nach § 5 dieses Gesetzes zugerechnet werden. Für den Aufsichtsrat ergeben sich durch den Formwechsel

ebenfalls keine Folgen. Maßnahmen i.S.v. § 194 Abs. 1 Nr. 7 UmwG sind weder vorgesehen noch veranlasst (Ziff. II.9. des Beschlusses).

24. Die gemäß §§ 243 Abs. 1 Satz 1, 218 Abs. 1 Satz 1 UmwG erforderliche Feststellung der Satzung ist nach Ziff. II.3. des Beschlusses erfolgt. Der Gesellschaftsvertrag der MTU Aero Engines Erste Holding GmbH enthält keine Festsetzungen über Sondervorteile, Sacheinlagen und Sachübernahmen. Die MTU Aero Engines Erste Holding GmbH ist im Wege der Bargründung entstanden. Sachkapitalerhöhungen haben nicht statt gefunden. Gemäß § 20 des Gesellschaftsvertrages der MTU Aero Engines Erste Holding GmbH hatte nicht sie selbst ihre Gründungskosten (Notariatsgebühren, Gerichtskosten u.a.) in Höhe von ca. Euro 800 zu tragen, sondern ihr Gründungsgesellschafter. Diese Feststellung wurde gemäß § 243 Abs. 1 Satz 2 UmwG in § 21 Abs. 1 der Satzung der MTU Aero Engines Holding AG übernommen.

25. Der Umwandlungsbeschluss enthält unter Ziff. II.4. die gemäß § 244 Abs. 1 UmwG erforderliche namentliche Aufführung der Gesellschafter, die nach § 245 Abs. 1 Satz 1 UmwG den Gründern der MTU Aero Engines Holding AG gleichstehen.

26. Die Gesellschafter der MTU Aero Engines Erste Holding GmbH haben in gesonderter Urkunde (UR-Nr. S 809/2005 des Notars Dr. Rüdiger Graf von Stosch in München) auf das Recht zur Erhebung einer Klage gegen die Wirksamkeit des Umwandlungsbeschlusses in notariell beurkundeter Form verzichtet (§§ 198 Abs. 3, 16 Abs. 2 UmwG).

3. Zuleitung an den Betriebsrat

27. Da die Gesellschaft keinen Betriebsrat hat, entfiel eine Zuleitung des Entwurfs des Umwandlungsbeschlusses an den Betriebsrat gemäß § 194 Abs. 2 UmwG.

4. Pflichtangaben in der Satzung

28. Die Satzung der MTU Aero Engines Holding AG in der am 2. Mai 2005 notariell beurkundeten Form haben wir daraufhin geprüft, ob sie die gemäß § 23 Abs. 3 und 4 AktG erforderlichen Mindestbestandteile enthält. Die Prüfung hat keine Beanstandungen ergeben.

29. Im Einzelnen ist Folgendes festzustellen:

- § 1 der Satzung enthält die Firma der Gesellschaft (MTU Aero Engines Holding AG) und ihren Sitz (München).
- In § 1 Abs. 3 der Satzung ist das Geschäftsjahr bestimmt.
- § 2 der Satzung legt den Gegenstand des Unternehmens wie folgt fest:

(1) „Gegenstand des Unternehmens ist die Leitung einer Gruppe in- und ausländischer Beteiligungsgesellschaften, die auf den Gebieten

(a) der Entwicklung, Herstellung, Instandhaltung, Reparatur und dem Vertrieb von Gasturbinen sowie deren Regelungs- und Überwachungseinrichtungen einschließlich deren Zubehör und Ersatzteilen für Luftfahrzeuge sowie für stationäre Verwendung,

(b) der Entwicklung, Herstellung und dem Erwerb und Vertrieb anderer industrieller Erzeugnisse und

(c) der Erbringung von Dienstleistungen, die im Zusammenhang mit der Entwicklung, Herstellung, Instandhaltung, Reparatur und dem Vertrieb vorerwähnter Erzeugnisse stehen,

tätig sind.

(2) Die Gesellschaft kann auf den vorbezeichneten Gebieten auch selbst tätig werden oder sich auf die Verwaltung ihrer Beteiligung beschränken.

(3) Die Gesellschaft darf alle Geschäfte betreiben und Handlungen vornehmen, die geeignet sind, dem Gesellschaftszweck unmittelbar oder mittelbar zu dienen. In diesem Rahmen darf die Gesellschaft andere Unternehmen gründen, übernehmen und sich an ihnen beteiligen. Die Gesellschaft darf im In- und Ausland Zweigniederlassungen unter gleicher oder anderer Firma errichten."

Der Gegenstand des Unternehmens ist damit hinreichend beschrieben (§ 23 Abs. 3 Nr. 2 AktG).

- Die Höhe des Grundkapitals von Euro 40.000.000 ist in § 4 Abs. 1 der Satzung angegeben (§ 23 Abs. 3 Nr. 3 AktG). In § 4 Abs. 1 der Satzung ist ferner bestimmt, dass das Grundkapital der Gesellschaft als Sacheinlage durch Formwechsel gem. §§ 190 ff. UmwG der bisherigen MTU Aero Engines Erste Holding GmbH in die MTU Aero Engines Holding AG erbracht wird (§ 27 Abs. 1 AktG).

- Die Einteilung des Grundkapitals in 40.000.000 neu entstehende Stückaktien ohne Nennwert legt § 4 Abs. 1 der Satzung fest (§ 23 Abs. 3 Nr. 4 AktG).

- In § 4 Abs. 1 der Satzung ist ebenfalls bestimmt, dass die Stückaktien auf den Namen lauten (§ 23 Abs. 3 Nr. 5 AktG).

- § 5 Abs. 1 der Satzung regelt, dass der Vorstand aus mindestens zwei Mitgliedern besteht und wie die Zahl zu bestimmen ist (§ 23 Abs. 3 Nr. 6 AktG). Die Zahl wird danach im Übrigen vom Aufsichtsrat bestimmt.
- § 5 Abs. 3 der Satzung sieht vor, dass der Aufsichtsrat die Geschäftsordnung für den Vorstand und den Katalog der zustimmungspflichtigen Geschäfte erlässt. Der Aufsichtsrat hat in seiner Sitzung vom 2. Mai 2005 eine Geschäftsordnung für den Vorstand beschlossen, die als Anlage die Liste der zustimmungsbedürftigen Geschäfte enthält (§ 111 Abs. 4 Satz 2 AktG).
- In § 3 der Satzung ist bestimmt, dass Bekanntmachungen der Gesellschaft im elektronischen Bundesanzeiger erfolgen (§§ 23 Abs. 4, 25 AktG).

5. Bestellung des Aufsichtsrats

30. Gemäß § 7 der Satzung besteht der Aufsichtsrat der Gesellschaft aus zwölf Mitgliedern, und zwar aus sechs Mitgliedern, die von der Hauptversammlung gewählt werden und sechs Mitgliedern, die von den Arbeitnehmern nach dem Mitbestimmungsgesetz 1976 gewählt werden.

31. In Ziff. II.5. des Umwandlungsbeschlusses wird darauf hingewiesen, dass die Mitglieder des Aufsichtsrats der MTU Aero Engines Erste Holding GmbH gemäß § 203 Satz 1 UmwG für den Rest ihrer Wahlzeit als Mitglieder des Aufsichtsrats der MTU Aero Engines Holding AG im Amt bleiben. Von der Möglichkeit des § 203 Satz 2 UmwG zur vorzeitigen Beendigung des Amtes der Anteilseignervertreter wird kein Gebrauch gemacht. Aufsichtsratsmitglieder sind gemäß der in Ziff. II.5. des Umwandlungsbeschlusses in Bezug genommenen Anlage II:

- Herr Johannes Huth, geb. am 27. Mai 1960,
  wohnhaft 90 Hamilton Terrace, London NW8 9UL, Großbritannien
  (Aufsichtsratsvorsitzender);
- Herr Reinhard Gorenflos, geb. am 30. Juli 1961,
  wohnhaft Flat 2, 99 Lexham Gardens, London W8 6JN, Großbritannien;
- Herr Oliver Haarmann, geb. am 15. September 1967,
  wohnhaft Landsdowne Crescent, London W11 2NT, Großbritannien;
- Herr Prof. Dr. Walter Kröll, geb. am 30. Mai 1938,
  wohnhaft Vogelsbergstraße 51, 35043 Marburg;
- Herr Prof. Dr. Sigmar Wittig, geb. am 25. Februar 1940,
  wohnhaft Heinrich-Weitz-Straße 27, 76228 Karlsruhe;

- Herr Dr. Klaus Steffens, geb. am 8. Februar 1950, wohnhaft Hapberger Weg 7, 82347 Bernried;

- Herr Günter Sroka, geb. am 12. März 1945, wohnhaft Robert-von-Haug-Straße 12, 85221 Dachau (stellvertretender Vorsitzender des Aufsichtsrats);

- Herr Josef Hillreiner, geb. am 18. April 1954, wohnhaft Lindlstraße 3, 86510 Ried;

- Frau Babette Haas, geb. am 16. Oktober 1965, wohnhaft, Kaiser-Friedrich-Promenade 85, 61348 Bad Homburg;

- Herr Josef Mailer, geb. am 25. Juni 1964, wohnhaft Am Anger 3, 85305 Jetzendorf;

- Herr Michael Keller, geb. am 23. November 1955, wohnhaft Finkenstraße 1, 86447 Aindling;

- Herr Harald Flassbeck, geb. am 1. November 1947, wohnhaft Griechenstraße 4a, 81545 München.

Soweit die Mitglieder des Aufsichtsrats länger als bis zur Beendigung der Hauptversammlung, die über die Entlastung für das zum 31. Dezember 2005 endende Geschäftsjahr beschließt, im Amt sind, ist dies zulässig, weil die Vorschriften über die Bildung und Zusammensetzung des ersten Aufsichtsrats (§§ 30, 31 AktG) nach § 197 Satz 2 UmwG nicht anzuwenden sind.

32. Der Aufsichtsrat hat sich am 2. Mai 2005 eine Geschäftsordnung gegeben.

6. Bestellung des Vorstands

33. In seiner ersten Sitzung am 2. Mai 2005 hat der Aufsichtsrat der MTU Aero Engines Holding AG durch einstimmigen Beschluss gemäß §§ 197 Satz 1 UmwG, 30 Abs. 4 AktG folgende Personen zu Mitgliedern des Vorstands der MTU Aero Engines Holding AG bestellt:

- Herrn Udo Stark, geb. am 21. November 1947, wohnhaft in München, für die Dauer bis zum 31. Dezember 2007;

- Herrn Reiner Winkler, geb. am 31. Juli 1961, wohnhaft in Riemerling, für die Dauer bis zum 30. September 2006;

- Herrn Dr. Michael Süß, geb. am 25. Dezember 1963, wohnhaft in Starnberg, für die Dauer bis zum 30. September 2006;

- Herrn Bernd Kessler, geb. am 22. März 1958, wohnhaft in Strasslach, für die Dauer bis zum 31. Juli 2007.

Herr Stark ist zum Vorsitzenden des Vorstands bestellt worden.

Die vorgenannten Vorstandsmitglieder vertreten die Gesellschaft jeweils satzungsgemäß, also jeweils zusammen mit einem weiteren Vorstandsmitglied oder zusammen mit einem Prokuristen (§ 6 Abs. 1 der Satzung), und sind jeweils vom Verbot der Mehrfachvertretung gemäß § 181 2. Alt. BGB befreit.

7. Bestellung des Abschlussprüfers

34. Zum ersten Abschlussprüfer der Gesellschaft in der Rechtsform der Aktiengesellschaft für das am 31. Dezember 2005 endende Geschäftsjahr wurde gemäß Ziff. II.6. des Umwandlungsbeschlusses die Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, München, bestellt (§§ 197 Satz 1 UmwG, 30 Abs. 1 AktG).

8. Gründungsbericht der Gründer

35. Nach § 245 Abs. 1 Satz 1 UmwG treten bei einem Formwechsel einer Gesellschaft mit beschränkter Haftung in eine Aktiengesellschaft bei der Anwendung der Gründungsvorschriften des Aktiengesetzes an die Stelle der Gründer die Gesellschafter, die für den Formwechsel gestimmt haben. Als Gründer der Aktiengesellschaft gelten demnach die Blade Lux Holding Two S.à.r.l. und die Blade Management Beteiligungs GmbH & Co. KG.

36. Der schriftliche Bericht der Gründer Blade Lux Holding Two S.à.r.l. und Blade Management Beteiligungs GmbH & Co. KG vom 2. Mai 2005 (Gründungsbericht) hat uns vorgelegen. Die Angaben im Gründungsbericht gemäß §§ 245 Abs. 1, 220, 197 Satz 1 UmwG, 32 Abs. 2 und 3 AktG sind richtig und vollständig. Das gleiche gilt für die Ausführungen zum Hergang der Gründung (§ 32 Abs. 1 AktG).

37. Im Gründungsbericht sind die wesentlichen Umstände dargelegt, von denen die Angemessenheit der Leisten für Sacheinlagen abhängt (§ 32 Abs. 2 Satz 1 AktG). Die Gründer legen dar, dass der Wert der Sacheinlage mindestens die Höhe des Grundkapitals der MTU Aero Engines Holding AG in Höhe von Euro 40.000.000 erreicht und dass das Grundkapital der MTU Aero Engines Holding AG das nach Abzug der Schulden verbleibende Vermögen der MTU Aero Engines Erste Holding GmbH nicht übersteigt. Zur Ermittlung des Reinvermögens der Gesell-

schaft haben die Gründer unter Berücksichtigung der noch einzutragenden Verschmelzungen eine korrekte Fortschreibung des Reinvermögens im Jahresabschluss zum 31. Dezember 2004 vorgenommen.

38. Im Gründungsbericht wird ordnungsgemäß festgestellt, dass dem Formwechsel keine Rechtsgeschäfte vorausgegangen sind, die auf den Erwerb durch die Gesellschaft hingezielt haben (§ 32 Abs. 2 Satz 2 Nr. 1 AktG).

39. Ferner sind im Gründungsbericht die Anschaffungs- und Herstellungskosten aller von der MTU Aero Engines Erste Holding GmbH in den letzten beiden Jahren vor der Fassung des Umwandlungsbeschlusses angeschafften und hergestellten Vermögensgegenstände aufgeführt (§ 32 Abs. 2 Satz 2 Nr. 2 AktG).

40. Der Bericht enthält die Angabe der Betriebserträge der letzten beiden Geschäftsjahre (Rumpfgeschäftsjahr 2003 und Geschäftsjahr 2004) unter Beifügung der Jahresabschlüsse dieser Geschäftsjahre als Anlage 1 des Berichts (§ 32 Abs. 2 Satz 2 Nr. 3 AktG). Weil die MTU Aero Engnies Erste Holding GmbH erst im Jahre 2003 gegründet worden war, sind weitere Geschäftsjahre nicht vorhanden, deren Betriebsergebnisse hätten angegeben werden können.

41. Im Gründungsbericht wird weiter ausgeführt, dass anlässlich des Formwechsels keine Aktien für Rechnung eines Mitglieds des Vorstands oder des Aufsichtsrats übernommen worden sind und dass kein Mitglied des Vorstands oder des Aufsichtsrats sich einen besonderen Vorteil oder für die Umwandlung oder ihre Vorbereitung eine Entschädigung oder Belohnung ausbedungen hat (§ 32 Abs. 3 AktG).

42. Im Gründungsbericht und seinen Anlagen sind gemäß §§ 245 Abs. 1 Satz 2, 220 Abs. 2 UmwG der bisherige Geschäftsverlauf und die Lage der formwechselnden Gesellschaft dargelegt. Die diesbezüglichen Ausführungen der Gründer sind nicht zu beanstanden.

43. Der Gründungsbericht wurde von den gesetzlichen Vertreter der Blade Lux Holding Two S.à.r.l. und der Blade Management Beteiligungs GmbH & Co. KG ordnungsgemäß unterschrieben.

9. Gründungsprüfungsbericht von Vorstand und Aufsichtsrat

44. Vorstand und Aufsichtsrat der MTU Aero Engines Holding AG haben den Hergang des Formwechsels gemäß §§ 197 Satz 1 UmwG, 33 Abs. 1, 34 Abs. 1 AktG geprüft und darüber im Gründungsprüfungsbericht vom 2. Mai 2005 nach §§ 197 Satz 1 UmwG, 34 Abs. 2 AktG schriftlich Bericht erstattet.

45. Die Angaben im Gründungsprüfungsbericht sind richtig und vollständig. Der Gründungsprüfungsbericht berichtet zutreffend über den Hergang der Gründung. Die Angaben der Gründer

über die Übernahme der Aktien, über die Einlagen und das Grundkapital und über die Festsetzungen nach §§ 26, 27 AktG werden auf Richtigkeit und Vollständigkeit geprüft. Der Bericht enthält Aussagen darüber, dass der Wert der Sacheinlagen den geringsten Ausgabebetrag der dafür zu gewährenden Aktien erreicht. Der Gegenstand der Sacheinlage wird beschrieben und die Bewertungsmethoden bei der Ermittlung des Wertes der Sacheinlage werden angegeben.

46. Zu den einzelnen Angaben verweisen wir auf Ziff. II. und III. dieses Gründungsprüfungsberichts.

47. Der Gründungsprüfungsbericht ist von den Mitgliedern des Vorstands und des Aufsichtsrats ordnungsgemäß unterschrieben worden.

II. Angaben der Gründer über die Übernahme der Aktien, die Einlagen auf das Grundkapital und die Festsetzungen nach §§ 26, 27 AktG (§ 34 Abs. 1 Nr. 1 AktG)

1. Angaben der Gründer über die Übernahme der Aktien und die Einlagen auf das Grundkapital

48. Die Angaben der Gründer über die Übernahme der Aktien und über die Einlagen auf das Grundkapital, d. h. über die Umwandlung des Stammkapitals der MTU Aero Engines Erste Holding GmbH in das Grundkapital der MTU Aero Engines Holding AG, sind richtig und vollständig.

2. Festsetzung von Sondervorteilen und Umwandlungsaufwand nach § 26 AktG

49. Im Gründungsbericht der Gründer ist zutreffend ausgeführt, dass Sondervorteile gemäß § 26 AktG nicht gewährt worden sind.

50. Gemäß § 21 Abs. 2 der Satzung der MTU Aero Engines Holding AG, dem Gründungsbericht und dem Gründungsprüfungsbericht von Vorstand und Aufsichtsrat der Gesellschaft trägt die MTU Aero Engines Holding AG die mit dem Formwechsel und seiner Eintragung im Handelsregister verbundenen Kosten (insbesondere Rechtsberatungs-, Prüfungs-, Notar- und Gerichtskosten sowie Kosten der Veröffentlichung) und Steuern bis zu einem Betrag von insgesamt Euro 150.000 (§ 26 Abs. 2 AktG). Dieser Ansatz ist nicht zu beanstanden.

3. Festsetzung von Sacheinlagen nach § 27 AktG

51. Mit der formwechselnden Umwandlung wird das bisherige Stammkapital der MTU Aero Engines Erste Holding GmbH gemäß § 247 Abs. 1 UmwG zum Grundkapital der Gesellschaft in der Rechtsform der Aktiengesellschaft.

52. § 4 Abs. 1 der Satzung enthält die gemäß § 27 Abs. 1 AktG erforderliche Festsetzung, dass das Grundkapital der Gesellschaft als Sacheinlage durch Formwechsel gem. §§ 190 ff. UmwG der bisherigen MTU Aero Engines Erste Holding GmbH in die MTU Aero Engines Holding AG erbracht wird.

III. Deckung des Grundkapitals der MTU Aero Engines Holding AG durch das Vermögen der MTU Aero Engines Erste Holding GmbH (§ 34 Abs. 1 Nr. 2 AktG)

53. Nach § 220 Abs. 1 UmwG darf der Nennbetrag des Grundkapitals einer Aktiengesellschaft das nach Abzug der Schulden verbleibende Vermögen der formwechselnden Gesellschaft nicht übersteigen. Maßgebender Bewertungsstichtag ist der Zeitpunkt der Anmeldung zum Handelsregister (Joost in Lutter, UmwG, 2. Aufl. 2000, § 220 Rz. 17).

54. Nach dem Umwandlungsbeschluss vom 2. Mai 2005 wird das Stammkapital der MTU Aero Engines Erste Holding GmbH nach erfolgter Kapitalerhöhung aus Gesellschaftsmitteln von Euro 40.000.000 zum Grundkapital der MTU Aero Engines Holding AG.

55. Entsprechend dem geprüften und mit einem uneingeschränkten Bestätigungsvermerk versehenen Jahresabschluss der Gesellschaft weist diese zum 31. Dezember 2004 ein bilanzielles Eigenkapital von Euro 203.619.157,01 aus. Aufgrund der in Tz. 13 dargestellten Verschmelzung der MTU Aero Engines Zweite Holding GmbH als übertragender Rechtsträger auf die MTU Aero Engines Erste Holding GmbH als übernehmender Rechtsträger ergibt sich ein Verschmelzungsgewinn in Höhe von Euro 27.910.358,96, so dass die Gesellschaft nach Eintragung der Verschmelzung ein bilanzielles Eigenkapital von Euro 231.529.515,97 ausweist.

56. Entsprechend der uns von der Gesellschaft vorgelegten Pro-forma Bilanz zum 31. März 2005, in der die Verschmelzungen schon berücksichtigt sind, hat sich das Reinvermögen der Gesellschaft um Euro 4.072.078,17 auf Euro 227.457.437,80 vermindert. Die Verminderung ist im Wesentlichen auf Zinsaufwendungen zur Finanzierung des Kaufpreises für die von der Gesellschaft nach der Verschmelzung direkt gehaltenen Anteile an der MTU Aero Engines Investment GmbH, München, zurückzuführen. Im Konzern der MTU Aero Engines Erste Holding GmbH wurde im ersten Quartal des Geschäftsjahres 2005 ein positives Ergebnis erwirtschaftet. Die Gesellschaft hat uns versichert, dass zwischen dem 31. März 2005 und dem 2. Mai 2005 keine Vorgänge von wesentlicher Bedeutung eingetreten sind, die Auswirkungen auf die Vermögenslage der Gesellschaft haben.

57. Um die Werthaltigkeit des Reinvermögens zu prüfen, haben wir für den Konzern der MTU Aero Engines Erste Holding GmbH eine Unternehmensbewertung durchgeführt und den Marktwert des Eigenkapitals zum 2. Mai 2005 bestimmt. Bei der Unternehmensbewertung haben wir die Grundsätze der Stellungnahme IDW ES1 n.F. "Entwurf einer Neufassung des IDW Standard:

Grundsätze zur Durchführung von Unternehmensbewertungen" sowie die Grundsätze der Stellungnahme "Anwendung der Grundsätze des IDW S 1 bei der Bewertung von Beteiligungen und sonstigen Unternehmensanteilen für die Zwecke eines handelsrechtlichen Jahresabschlusses (IDW RS HFA 10)" des Instituts der Wirtschaftsprüfer in Deutschland e.V. beachtet. Im Sinne der Stellungnahme IDW ES1 n.F. haben wir einen objektivierten Wert des Konzerns der MTU Aero Engines Erste Holding GmbH ermittelt.

58. Grundlage der Bewertung waren die Konzernplanungen für die Geschäftsjahre 2005 bis 2009. Für den Zeitraum ab dem Geschäftsjahr 2010 wurde ein nachhaltiges Ergebnis ermittelt. Dabei wurde von dem Ergebnis vor Zinsen und Ertragsteuern (EBIT) des Geschäftsjahres 2009 ausgegangen. Die Geschäftsleitung der MTU Aero Engines Erste Holding GmbH hat uns bestätigt, dass die vorgelegten Planungsunterlagen auf dem aktuellen Erkenntnisstand beruhen. Wir haben die Planungsunterlagen auf Plausibilität durchgesehen. Einwendungen ergaben sich nicht.

59. Der im Rahmen der Unternehmensbewertung zum 2. Mai 2005 ermittelte Marktwert des Eigenkapitals der MTU Aero Engines Erste Holding GmbH überschreitet das sich aus dem Zwischenabschluss zum 31. März 2005 ergebende Reinvermögen.

60. Es kann deshalb festgestellt werden, dass das Vermögen abzüglich der Schulden der MTU Aero Engines Erste Holding GmbH den geringsten Ausgabebetrag (§ 9 Abs. 1 AktG) der auszugebenden 40.000.000 Stückaktien erreicht und der Wert des nach Abzug der Schulden verbleibenden Vermögens der MTU Aero Engines Erste Holding GmbH das Grundkapital von Euro 40.000.000 der Gesellschaft in der neuen Rechtsform der Aktiengesellschaft deckt.

E. Schlussbemerkung

Nach dem abschließenden Ergebnis unserer pflichtgemäßen Prüfung gemäß §§ 197 Satz 1, 245 Abs. 1 Satz 2, 220 Abs. 3 Satz 1 UmwG, 33, 34 AktG bestätigen wir aufgrund der uns vorgelegten Urkunden, Bücher und Schriften sowie der uns erteilten Aufklärungen und Nachweise, dass die Angaben der Gründer im Gründungsbericht vom 2. Mai 2005 richtig und vollständig sind. Dies gilt insbesondere für die Angaben über die Beteiligung der Anteilsinhaber an der MTU Aero Engines Holding AG nach den für die neue Rechtsform der Aktiengesellschaft geltenden Vorschriften und über die Festsetzungen gemäß §§ 26, 27 AktG.

Der Wert des nach Abzug der Schulden verbleibenden Vermögens der formwechselnden Gesellschaft deckt das in § 4 der Satzung der MTU Aero Engines Holding AG festgesetzte Grundkapital in Höhe von Euro 40.000.000.

Stuttgart, den 3. Mai 2005

PRICEWATERHOUSECOOPERS
GmbH
Wirtschaftsprüfungsgesellschaft

Dr. Müller
(Wirtschaftsprüfer)

Wintermantel
(Steuerberater)

Allgemeine Auftragsbedingungen
für
Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften
vom 1. Januar 2002

1. Geltungsbereich

(1) Die Auftragsbedingungen gelten für die Verträge zwischen Wirtschaftsprüfern oder Wirtschaftsprüfungsgesellschaften (im nachstehenden zusammenfassend „Wirtschaftsprüfer" genannt) und ihren Auftraggebern über Prüfungen, Beratungen und sonstige Aufträge, soweit nicht etwas anderes ausdrücklich schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist.

(2) Werden im Einzelfall ausnahmsweise vertragliche Beziehungen auch zwischen dem Wirtschaftsprüfer und anderen Personen als dem Auftraggeber begründet, so gelten auch gegenüber solchen Dritten die Bestimmungen der nachstehenden Nr. 9.

2. Umfang und Ausführung des Auftrages

(1) Gegenstand des Auftrages ist die vereinbarte Leistung, nicht ein bestimmter wirtschaftlicher Erfolg. Der Auftrag wird nach den Grundsätzen ordnungsmäßiger Berufsausübung ausgeführt. Der Wirtschaftsprüfer ist berechtigt, sich zur Durchführung des Auftrages sachverständiger Personen zu bedienen.

(2) Die Berücksichtigung ausländischen Rechts bedarf – außer bei betriebswirtschaftlichen Prüfungen – der ausdrücklichen schriftlichen Vereinbarung.

(3) Der Auftrag erstreckt sich, soweit er nicht darauf gerichtet ist, nicht auf die Prüfung der Frage, ob die Vorschriften des Steuerrechts oder Sondervorschriften, wie z. B. die Vorschriften des Preis-, Wettbewerbsbeschränkungs- und Bewirtschaftungsrechts beachtet sind; das gleiche gilt für die Feststellung, ob Subventionen, Zulagen oder sonstige Vergünstigungen in Anspruch genommen werden können. Die Ausführung eines Auftrages umfaßt nur dann Prüfungshandlungen, die gezielt auf die Aufdeckung von Buchfälschungen und sonstigen Unregelmäßigkeiten gerichtet sind, wenn sich bei der Durchführung von Prüfungen dazu ein Anlaß ergibt oder dies ausdrücklich schriftlich vereinbart ist.

(4) Ändert sich die Rechtslage nach Abgabe der abschließenden beruflichen Äußerung, so ist der Wirtschaftsprüfer nicht verpflichtet, den Auftraggeber auf Änderungen oder sich daraus ergebende Folgerungen hinzuweisen.

3. Aufklärungspflicht des Auftraggebers

(1) Der Auftraggeber hat dafür zu sorgen, daß dem Wirtschaftsprüfer auch ohne dessen besondere Aufforderung alle für die Ausführung des Auftrages notwendigen Unterlagen rechtzeitig vorgelegt werden und ihm von allen Vorgängen und Umständen Kenntnis gegeben wird, die für die Ausführung des Auftrages von Bedeutung sein können. Dies gilt auch für die Unterlagen, Vorgänge und Umstände, die erst während der Tätigkeit des Wirtschaftsprüfers bekannt werden.

(2) Auf Verlangen des Wirtschaftsprüfers hat der Auftraggeber die Vollständigkeit der vorgelegten Unterlagen und der gegebenen Auskünfte und Erklärungen in einer vom Wirtschaftsprüfer formulierten schriftlichen Erklärung zu bestätigen.

4. Sicherung der Unabhängigkeit

Der Auftraggeber steht dafür ein, daß alles unterlassen wird, was die Unabhängigkeit der Mitarbeiter des Wirtschaftsprüfers gefährden könnte. Dies gilt insbesondere für Angebote auf Anstellung und für Angebote, Aufträge auf eigene Rechnung zu übernehmen.

5. Berichterstattung und mündliche Auskünfte

Hat der Wirtschaftsprüfer die Ergebnisse seiner Tätigkeit schriftlich darzustellen, so ist nur die schriftliche Darstellung maßgebend. Bei Prüfungsaufträgen wird der Bericht, soweit nichts anderes vereinbart ist, schriftlich erstattet. Mündliche Erklärungen und Auskünfte von Mitarbeitern des Wirtschaftsprüfers außerhalb des erteilten Auftrages sind stets unverbindlich.

6. Schutz des geistigen Eigentums des Wirtschaftsprüfers

Der Auftraggeber steht dafür ein, daß die im Rahmen des Auftrages vom Wirtschaftsprüfer gefertigten Gutachten, Organisationspläne, Entwürfe, Zeichnungen, Aufstellungen und Berechnungen, insbesondere Massen- und Kostenberechnungen, nur für seine eigenen Zwecke verwendet werden.

7. Weitergabe einer beruflichen Äußerung des Wirtschaftsprüfers

(1) Die Weitergabe beruflicher Äußerungen des Wirtschaftsprüfers (Berichte, Gutachten und dgl.) an einen Dritten bedarf der schriftlichen Zustimmung des Wirtschaftsprüfers, soweit sich nicht bereits aus dem Auftragsinhalt die Einwilligung zur Weitergabe an einen bestimmten Dritten ergibt.

Gegenüber einem Dritten haftet der Wirtschaftsprüfer (im Rahmen von Nr. 9) nur, wenn die Voraussetzungen des Satzes 1 gegeben sind.

(2) Die Verwendung beruflicher Äußerungen des Wirtschaftsprüfers zu Werbezwecken ist unzulässig; ein Verstoß berechtigt den Wirtschaftsprüfer zur fristlosen Kündigung aller noch nicht durchgeführten Aufträge des Auftraggebers.

8. Mängelbeseitigung

(1) Bei etwaigen Mängeln hat der Auftraggeber Anspruch auf Nacherfüllung durch den Wirtschaftsprüfer. Nur bei Fehlschlagen der Nacherfüllung kann er auch Herabsetzung der Vergütung oder Rückgängigmachung des Vertrages verlangen; ist der Auftrag von einem Kaufmann im Rahmen seines Handelsgewerbes, einer juristischen Person des öffentlichen Rechts oder von einem öffentlich-rechtlichen Sondervermögen erteilt worden, so kann der Auftraggeber die Rückgängigmachung des Vertrages nur verlangen, wenn die erbrachte Leistung wegen Fehlschlagens der Nacherfüllung für ihn ohne Interesse ist. Soweit darüber hinaus Schadensersatzansprüche bestehen, gilt Nr. 9.

(2) Der Anspruch auf Beseitigung von Mängeln muß vom Auftraggeber unverzüglich schriftlich geltend gemacht werden. Ansprüche nach Abs. 1, die nicht auf einer vorsätzlichen Handlung beruhen, verjähren nach Ablauf eines Jahres ab dem gesetzlichen Verjährungsbeginn.

(3) Offenbare Unrichtigkeiten, wie z. B. Schreibfehler, Rechenfehler und formelle Mängel, die in einer beruflichen Äußerung (Bericht, Gutachten und dgl.) des Wirtschaftsprüfers enthalten sind, können jederzeit vom Wirtschaftsprüfer auch Dritten gegenüber berichtigt werden. Unrichtigkeiten, die geeignet sind, in der beruflichen Äußerung des Wirtschaftsprüfers enthaltene Ergebnisse in Frage zu stellen, berechtigen diesen, die Äußerung auch Dritten gegenüber zurückzunehmen. In den vorgenannten Fällen ist der Auftraggeber vom Wirtschaftsprüfer tunlichst vorher zu hören.

9. Haftung

(1) Für gesetzlich vorgeschriebene Prüfungen gilt die Haftungsbeschränkung des § 323 Abs. 2 HGB.

(2) Haftung bei Fahrlässigkeit; Einzelner Schadensfall

Falls weder Abs. 1 eingreift noch eine Regelung im Einzelfall besteht, ist die Haftung des Wirtschaftsprüfers für Schadensersatzansprüche jeder Art, mit Ausnahme von Schäden aus der Verletzung von Leben, Körper und Gesundheit, bei einem fahrlässig verursachten einzelnen Schadensfall gem. § 54a Abs. 1 Nr. 2 WPO auf 4 Mio. € beschränkt; dies gilt auch dann, wenn eine Haftung gegenüber einer anderen Person als dem Auftraggeber begründet sein sollte. Ein einzelner Schadensfall ist auch bezüglich eines aus mehreren Pflichtverletzungen stammenden einheitlichen Schadens gegeben. Der einzelne Schadensfall umfaßt sämtliche Folgen einer Pflichtverletzung ohne Rücksicht darauf, ob Schäden in einem oder in mehreren aufeinanderfolgenden Jahren entstanden sind. Dabei gilt mehrfaches auf gleicher oder gleichartiger Fehlerquelle beruhendes Tun oder Unterlassen als einheitliche Pflichtverletzung, wenn die betreffenden Angelegenheiten miteinander in rechtlichem oder wirtschaftlichem Zusammenhang stehen. In diesem Fall kann der Wirtschaftsprüfer nur bis zur Höhe von 5 Mio. € in Anspruch genommen werden. Die Begrenzung auf das Fünffache der Mindestversicherungssumme gilt nicht bei gesetzlich vorgeschriebenen Pflichtprüfungen.

(3) Ausschlußfristen

Ein Schadensersatzanspruch kann nur innerhalb einer Ausschlußfrist von einem Jahr geltend gemacht werden, nachdem der Anspruchsberechtigte von dem Schaden und von dem anspruchsbegründenden Ereignis Kenntnis erlangt hat, spätestens aber innerhalb von 5 Jahren nach dem anspruchsbegründenden Ereignis. Der Anspruch erlischt, wenn nicht innerhalb einer Frist von sechs Monaten seit der schriftlichen Ablehnung der Ersatzleistung Klage erhoben wird und der Auftraggeber auf diese Folge hingewiesen wurde. Das Recht, die Einrede der Verjährung geltend zu machen, bleibt unberührt. Die Sätze 1 bis 3 gelten auch bei gesetzlich vorgeschriebenen Prüfungen mit gesetzlicher Haftungsbeschränkung.

10. Ergänzende Bestimmungen für Prüfungsaufträge

(1) Eine nachträgliche Änderung oder Kürzung des durch den Wirtschaftsprüfer geprüften und mit einem Bestätigungsvermerk versehenen Abschlusses oder Lageberichts bedarf, auch wenn eine Veröffentlichung nicht stattfindet, der schriftlichen Einwilligung des Wirtschaftsprüfers. Hat der Wirtschaftsprüfer einen Bestätigungsvermerk nicht erteilt, so ist ein Hinweis auf die durch den Wirtschaftsprüfer durchgeführte Prüfung im Lagebericht oder an anderer für die Öffentlichkeit bestimmter Stelle nur mit schriftlicher Einwilligung des Wirtschaftsprüfers und mit dem von ihm genehmigten Wortlaut zulässig.

(2) Widerruft der Wirtschaftsprüfer den Bestätigungsvermerk, so darf der Bestätigungsvermerk nicht weiterverwendet werden. Hat der Auftraggeber den Bestätigungsvermerk bereits verwendet, so hat er auf Verlangen des Wirtschaftsprüfers den Widerruf bekanntzugeben.

(3) Der Auftraggeber hat Anspruch auf fünf Berichtsausfertigungen. Weitere Ausfertigungen werden besonders in Rechnung gestellt.

11. Ergänzende Bestimmungen für Hilfeleistung in Steuersachen

(1) Der Wirtschaftsprüfer ist berechtigt, sowohl bei der Beratung in steuerlichen Einzelfragen als auch im Falle der Dauerberatung die vom Auftraggeber genannten Tatsachen, insbesondere Zahlenangaben, als richtig und vollständig zugrunde zu legen; dies gilt auch für Buchführungsaufträge. Er hat jedoch den Auftraggeber auf von ihm festgestellte Unrichtigkeiten hinzuweisen.

(2) Der Steuerberatungsauftrag umfaßt nicht die zur Wahrung von Fristen erforderlichen Handlungen, es sei denn, daß der Wirtschaftsprüfer hierzu ausdrücklich den Auftrag übernommen hat. In diesem Falle hat der Auftraggeber dem Wirtschaftsprüfer alle für die Wahrung von Fristen wesentlichen Unterlagen, insbesondere Steuerbescheide, so rechtzeitig vorzulegen, daß dem Wirtschaftsprüfer eine angemessene Bearbeitungszeit zur Verfügung steht.

(3) Mangels einer anderweitigen schriftlichen Vereinbarung umfaßt die laufende Steuerberatung folgende, in die Vertragsdauer fallenden Tätigkeiten:

a) Ausarbeitung der Jahressteuererklärungen für die Einkommensteuer, Körperschaftsteuer und Gewerbesteuer sowie der Vermögensteuererklärungen, und zwar auf Grund der vom Auftraggeber vorzulegenden Jahresabschlüsse und sonstiger, für die Besteuerung erforderlicher Aufstellungen und Nachweise

b) Nachprüfung von Steuerbescheiden zu den unter a) genannten Steuern

c) Verhandlungen mit den Finanzbehörden im Zusammenhang mit den unter a) und b) genannten Erklärungen und Bescheiden

d) Mitwirkung bei Betriebsprüfungen und Auswertung der Ergebnisse von Betriebsprüfungen hinsichtlich der unter a) genannten Steuern

e) Mitwirkung in Einspruchs- und Beschwerdeverfahren hinsichtlich der unter a) genannten Steuern.

Der Wirtschaftsprüfer berücksichtigt bei den vorgenannten Aufgaben die wesentliche veröffentlichte Rechtsprechung und Verwaltungsauffassung.

(4) Erhält der Wirtschaftsprüfer für die laufende Steuerberatung ein Pauschalhonorar, so sind mangels anderweitiger schriftlicher Vereinbarungen die unter Abs. 3 d) und e) genannten Tätigkeiten gesondert zu honorieren.

(5) Die Bearbeitung besonderer Einzelfragen der Einkommensteuer, Körperschaftsteuer, Gewerbesteuer, Einheitsbewertung und Vermögensteuer sowie aller Fragen der Umsatzsteuer, Lohnsteuer, sonstigen Steuern und Abgaben erfolgt auf Grund eines besonderen Auftrages. Dies gilt auch für

a) die Bearbeitung einmalig anfallender Steuerangelegenheiten, z. B. auf dem Gebiet der Erbschaftsteuer, Kapitalverkehrsteuer, Grunderwerbsteuer,

b) die Mitwirkung und Vertretung in Verfahren vor den Gerichten der Finanz- und der Verwaltungsgerichtsbarkeit sowie in Steuerstrafsachen und

c) die beratende und gutachtliche Tätigkeit im Zusammenhang mit Umwandlung, Verschmelzung, Kapitalerhöhung und -herabsetzung, Sanierung, Eintritt und Ausscheiden eines Gesellschafters, Betriebsveräußerung, Liquidation und dergleichen.

(6) Soweit auch die Ausarbeitung der Umsatzsteuerjahreserklärung als zusätzliche Tätigkeit übernommen wird, gehört dazu nicht die Überprüfung etwaiger besonderer buchmäßiger Voraussetzungen sowie die Frage, ob alle in Betracht kommenden umsatzsteuerrechtlichen Vergünstigungen wahrgenommen worden sind. Eine Gewähr für die vollständige Erfassung der Unterlagen zur Geltendmachung des Vorsteuerabzuges wird nicht übernommen.

12. Schweigepflicht gegenüber Dritten, Datenschutz

(1) Der Wirtschaftsprüfer ist nach Maßgabe der Gesetze verpflichtet, über alle Tatsachen, die ihm im Zusammenhang mit seiner Tätigkeit für den Auftraggeber bekannt werden, Stillschweigen zu bewahren, gleichviel, ob es sich dabei um den Auftraggeber selbst oder dessen Geschäftsverbindungen handelt, es sei denn, daß der Auftraggeber ihn von dieser Schweigepflicht entbindet.

(2) Der Wirtschaftsprüfer darf Berichte, Gutachten und sonstige schriftliche Äußerungen über die Ergebnisse seiner Tätigkeit Dritten nur mit Einwilligung des Auftraggebers aushändigen.

(3) Der Wirtschaftsprüfer ist befugt, ihm anvertraute personenbezogene Daten im Rahmen der Zweckbestimmung des Auftraggebers zu verarbeiten oder durch Dritte verarbeiten zu lassen.

13. Annahmeverzug und unterlassene Mitwirkung des Auftraggebers

Kommt der Auftraggeber mit der Annahme der vom Wirtschaftsprüfer angebotenen Leistung in Verzug oder unterläßt der Auftraggeber eine ihm nach Nr. 3 oder sonstwie obliegende Mitwirkung, so ist der Wirtschaftsprüfer zur fristlosen Kündigung des Vertrages berechtigt. Unberührt bleibt der Anspruch des Wirtschaftsprüfers auf Ersatz der ihm durch den Verzug oder die unterlassene Mitwirkung des Auftraggebers entstandenen Mehraufwendungen sowie des verursachten Schadens, und zwar auch dann, wenn der Wirtschaftsprüfer von dem Kündigungsrecht keinen Gebrauch macht.

14. Vergütung

(1) Der Wirtschaftsprüfer hat neben seiner Gebühren- oder Honorarforderung Anspruch auf Erstattung seiner Auslagen; die Umsatzsteuer wird zusätzlich berechnet. Er kann angemessene Vorschüsse auf Vergütung und Auslagenersatz verlangen und die Auslieferung seiner Leistung von der vollen Befriedigung seiner Ansprüche abhängig machen. Mehrere Auftraggeber haften als Gesamtschuldner.

(2) Eine Aufrechnung gegen Forderungen des Wirtschaftsprüfers auf Vergütung und Auslagenersatz ist nur mit unbestrittenen oder rechtskräftig festgestellten Forderungen zulässig.

15. Aufbewahrung und Herausgabe von Unterlagen

(1) Der Wirtschaftsprüfer bewahrt die im Zusammenhang mit der Erledigung eines Auftrages ihm übergebenen und von ihm selbst angefertigten Unterlagen sowie den über den Auftrag geführten Schriftwechsel sieben Jahre auf.

(2) Nach Befriedigung seiner Ansprüche aus dem Auftrag hat der Wirtschaftsprüfer auf Verlangen des Auftraggebers alle Unterlagen herauszugeben, die er aus Anlaß seiner Tätigkeit für den Auftrag von diesem oder für diesen erhalten hat. Dies gilt jedoch nicht für den Schriftwechsel zwischen dem Wirtschaftsprüfer und seinem Auftraggeber und für die Schriftstücke, die dieser bereits in Urschrift oder Abschrift besitzt. Der Wirtschaftsprüfer kann von Unterlagen, die er an den Auftraggeber zurückgibt, Abschriften oder Fotokopien anfertigen und zurückbehalten.

16. Anzuwendendes Recht

Für den Auftrag, seine Durchführung und die sich hieraus ergebenden Ansprüche gilt nur deutsches Recht.

© IDW-Verlag GmbH · Postfach 32 05 80 · 40420 Düsseldorf · Telefax 02 11/45 61-206

59

RECEIVED

GRÜNDUNGSPRÜFUNGSBERICHT

anlässlich des Formwechsels der MTU Aero Engines Erste Holding GmbH in eine Aktiengesellschaft

Die unterzeichnenden sämtlichen Mitglieder des Vorstands und des Aufsichtsrats der durch Umwandlung der MTU Aero Engines Erste Holding GmbH entstehenden MTU Aero Engines Holding AG mit Sitz in München, erstatten gemäss §§ 245 Abs. 1, 220, 197 UmwG i.V.m. § 33 Abs. 1 AktG den folgenden Prüfungsbericht:

I.

1. Die Gesellschafterversammlung der MTU Aero Engines Erste Holding GmbH mit Sitz in München, eingetragen im Handelsregister des Amtsgerichts München unter HRB 151251, hat mit einstimmigem Beschluss vom 2. Mai 2005 (UR-Nr. S 808 /2005 des Notars Dr. Graf von Stosch in München) den Formwechsel der MTU Aero Engines Erste Holding GmbH in eine Aktiengesellschaft beschlossen. Die Satzung der Aktiengesellschaft wurde im Rahmen des Umwandlungsbeschlusses festgestellt. Die Firma der Aktiengesellschaft lautet "MTU Aero Engines Holding AG". Sitz der MTU Aero Engines Holding AG ist unverändert München.

   Vor dem Beschluss über den Formwechsel hat die Gesellschafterversammlung der Gesellschaft vom 2. Mai 2005 (UR-Nr. S 806/2005 des Notars Dr. Graf von Stosch in München) auch eine Erhöhung des Stammkapitals der Gesellschaft aus Gesellschaftsmitteln durch Umwandlung eines Teils der Kapitalrücklage von EUR 2.210.000,00 um EUR 37.790.000,00 auf EUR 40.000.000,00 beschlossen. Es werden keine neuen Geschäftsanteile ausgegeben. Die Stammeinlage der Gesellschafterin Blade Lux Holding Two

S.à r.l. im Nennbetrag von EUR 2.030.000,00 wird auf EUR 36.742.080,00 aufgestockt; die Stammeinlage der Gesellschafterin Blade Management Beteiligungs GmbH & Co KG im Nennbetrag von EUR 180.000,00 wird auf EUR 3.257.920,00 aufgestockt.

Das Grundkapital der MTU Aero Engines Holding AG beträgt EUR 40.000.000,00 (nach Wirksamwerden der Kapitalerhöhung aus Gesellschaftsmitteln). Es ist eingeteilt in 40.000.000 auf den Namen lautende, nennwertlose Stückaktien. Die Übernahme der Aktien erfolgte durch die bisherigen Gesellschafter der MTU Aero Engines Erste Holding GmbH, nämlich die Blade Lux Holding Two S.à r.l. mit Sitz in Luxemburg und Blade Management Beteiligungs GmbH & Co KG mit Sitz in München (nachfolgend zusammen die "**Gesellschafter**"). Die MTU Aero Engines Erste Holding GmbH wurde formwechselnd in die MTU Aero Engines Holding AG umgewandelt. Das bisherige Stammkapital der MTU Aero Engines Erste Holding GmbH wurde gemäß § 247 Abs. 1 UmwG zum Grundkapital der Gesellschaft in der Rechtsform der Aktiengesellschaft. Jeder der Gesellschafter ist am Grundkapital der Aktiengesellschaft in der Höhe beteiligt, in der er am bisherigen Stammkapital der MTU Aero Engines Erste Holding GmbH beteiligt war. Die Aktien verteilen sich auf die einzelnen Anteilseigner demzufolge wie folgt:

Aktionär	Stammeinlagen	Stückaktien
Blade Lux Holding Two S.à r.l.	EUR 36.742.080,00	36.742.080
Blade Management Beteiligungs GmbH & Co KG	EUR 3.257.920,00	3.257.920

2. Die Mitglieder des Aufsichtsrates der MTU Aero Engines Erste Holding GmbH bleiben gemäss § 203 Satz 1 UmwG für den Rest ihrer Wahlzeit als Mitglieder des Aufsichtsrats der MTU Aero Engines Holding AG im Amt.

3. Durch notariellen Beschluss vom 2. Mai 2005 (UR-Nr. S 808/2005 des Notars Dr. Graf von Stosch in München) hat die Gesellschafterin den Abschlussprüfer für das laufende Geschäftsjahr gewählt.

4. Der Aufsichtsrat hat in seiner konstituierenden Sitzung am 2. Mai 2005 die Mitglieder des Vorstandes der mit Umwandlung entstehenden MTU Aero Engines Holding AG, einschließlich eines Vorsitzenden des Vorstands, bestellt sowie sich und dem Vorstand jeweils eine Geschäftsordnung gegeben.

5. Mit Gründungsbericht vom 2. Mai 2005 haben die gemäß § 245 Abs. 1 UmwG als Gründer geltenden Gesellschafter über den Hergang des Formwechsels berichtet.

II.

1. Wir haben den Hergang des Formwechsels der MTU Aero Engines Erste Holding GmbH in die MTU Aero Engines Holding AG, insbesondere auf Grundlage der unter Ziffer III aufgeführten Unterlagen, geprüft. Nach unseren Feststellungen entspricht er den gesetzlichen Vorschriften. Die von den Gesellschaftern im Gründungsbericht vom 2. Mai 2005 gemachten Angaben über den Formwechsel sind richtig und vollständig.

2. Der dem Grundkapital der MTU Aero Engines Holding AG in Höhe von EUR 40.000.000,00 entsprechende Ausgabebetrag aller gewährten Aktien ist durch den Wert des als Sacheinlage geltenden Reinvermögens der MTU Aero Engines Erste Holding GmbH abgedeckt.

   Ausweislich des von Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, Rosenheimer Platz 4, 81669 München, geprüften und mit einem uneingeschränkten Bestätigungsvermerk versehenen Jahresabschlusses der Gesellschaft zum 31. Dezember 2004 betrug das Reinvermögen (bilanzielles Eigenkapital) der MTU Aero Engines Erste Holding GmbH zum Stichtag 31. Dezember 2004 EUR 203.619.157,01.

   Im bisherigen Verlauf des Geschäftsjahres 2005 hat sich das Reinvermögen der Gesellschaft in der Zeit nach dem 1. Januar 2005 bis zum 31. März 2005

ohne Berücksichtigung der nachstehend beschriebenen Verschmelzungsvorgänge um EUR 4.072.078,17 auf EUR 199.547.078,84 verringert. Zwischen dem 31. März 2005 und dem 2. Mai 2005 sind keine Vorgänge von wesentlicher Bedeutung eingetreten, die Auswirkungen auf die Vermögenslage der Gesellschaft haben.

Vor dem Formwechsel der MTU Aero Engines Erste Holding GmbH wurde durch verschiedene Verschmelzungen die Beteiligungsstruktur der Gesellschaft und ihrer Tochtergesellschaften bereinigt. Diese Verschmelzungsvorgänge haben die nachfolgend dargestellten Auswirkungen auf das Reinvermögen (bilanzielles Eigenkapital) der Gesellschaft:

a) Mit Verschmelzungsvertrag vom 27. April 2005 (UR-Nr. S775/2005 des Notars Dr. Graf von Stosch in München) hat die Gesellschaft als übernehmende Gesellschaft die Verschmelzung mit der MTU Aero Engines Zweite Holding GmbH, eingetragen im Handelsregister des Amtsgerichts München unter HRB 151054, als übertragende Gesellschaft mit Wirkung zum 1. Januar 2005 vereinbart. Die Gesellschafterversammlungen beider Gesellschaften haben der Verschmelzung am 27. April 2005 (UR-Nr. S776/2005 des Notars Dr. Graf von Stosch in München) zugestimmt.

Zuvor hat mit Verschmelzungsvertrag vom 27. April 2005 (UR-Nr. S771/2005 des Notars Dr. Graf von Stosch in München) die MTU Aero Engines Zweite Holding GmbH als übernehmende Gesellschaft die Verschmelzung mit der MTU Aero Engines Dritte Holding GmbH, eingetragen im Handelsregister des Amtsgerichts München unter HRB 151037, als übertragende Gesellschaft mit Wirkung zum 1. Januar 2005 vereinbart. Die Gesellschafterversammlungen beider Gesellschaften haben der Verschmelzung am 27. April 2005 (UR-Nr. S772/2005 des Notars Dr. Graf von Stosch in München) zugestimmt.

Beide Verschmelzungsvorgänge wurden am 29. April 2005 zur Eintragung ins Handelsregister angemeldet. Bisher sind die Verschmelzungen noch nicht im Handelsregister eingetragen.

b) Auf die MTU Aero Engines Dritte Holding GmbH sind im bisherigen Verlauf des Geschäftsjahres 2005 bereits zwei Verschmelzungen erfolgt. Jeweils mit Verschmelzungsvertrag vom 15. März 2005 (UR-Nr. S463/2005 und S467/2005 des Notars Dr. Graf von Stosch in München) wurden die MTU Aero Engines Zweite Participation GmbH, vormals eingetragen im Handelsregister des Amtsgerichts München unter HRB 151059, und die MTU Aero Engines Zweite Verwaltungs GmbH, vormals eingetragen im Handelsregister des Amtsgerichts München unter HRB 151064, als übertragende Gesellschaften auf die MTU Aero Engines Dritte Holding GmbH als übernehmende Gesellschaft mit Wirkung zum 1. Januar 2005 verschmolzen. Die Verschmelzung mit der MTU Aero Engines Zweite Participation GmbH wurde am 22. März 2005 und die Verschmelzung mit der MTU Aero Engines Zweite Verwaltungs GmbH wurde am 29. März 2005 im Handelsregister der MTU Aero Engines Dritte Holding GmbH eingetragen.

Durch das Wirksamwerden dieser Verschmelzungen hat sich das Reinvermögen (bilanzielles Eigenkapital) der MTU Aero Engines Dritte Holding GmbH im Verlauf des Geschäftjahres 2005 wie folgt verändert:

Ausweislich des Jahresabschlusses der MTU Aero Engines Zweite Participation GmbH zum 31. Dezember 2004 betrug das Reinvermögen (bilanzielles Eigenkapital) dieser Gesellschaft zum 31. Dezember 2004 EUR 21.415,41. Im von Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, geprüften und mit einem uneingeschränkten Bestätigungsvermerk versehenen Jahresabschluss der MTU Aero Engines Dritte Holding GmbH zum 31. Dezember 2004 ist der Wert der Beteiligung an der MTU Aero Engines Zweite Participation GmbH mit EUR 25.000,00 angesetzt. Bei Zugrundelegung dieser Werte ergab sich durch die Verschmelzung der MTU Aero Engines Zweite Participation GmbH auf die MTU Aero Engines Dritte Holding GmbH ein Verschmelzungsverlust der MTU Aero Engines Dritte Holding GmbH in Höhe von EUR 3.584,59.

Ausweislich des Jahresabschlusses der MTU Aero Engines Zweite Verwaltungs GmbH zum 31. Dezember 2004 betrug das Reinvermögen (bilanzielles Eigenkapital) dieser Gesellschaft zum 31. Dezember 2004 EUR 27.417,73. Im von Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, geprüften und mit einem uneingeschränkten Bestätigungsvermerk versehenen Jahresabschluss der MTU Aero Engines Dritte Holding GmbH zum 31. Dezember 2004 ist der Wert der Beteiligung an der MTU Aero Engines Zweite Verwaltungs GmbH mit EUR 25.000,00 angesetzt. Bei Zugrundelegung dieser Werte ergab sich durch die Verschmelzung der MTU Aero Engines Zweite Verwaltungs GmbH auf die MTU Aero Engines Dritte Holding GmbH ein Verschmelzungsgewinn der MTU Aero Engines Dritte Holding GmbH in Höhe von EUR 2.417,73.

Insgesamt wurde das Reinvermögen (bilanzielles Eigenkapital) der MTU Aero Engines Dritte Holding GmbH durch die beiden vorab erfolgten Verschmelzungen also um EUR 1.166,86 verringert.

c) Das Wirksamwerden der beiden oben unter a) dargestellten Verschmelzungen hat daher folgende Auswirkungen auf das Reinvermögen (bilanzielles Eigenkapital) der Gesellschaft:

Ausweislich des von Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, geprüften und mit einem uneingeschränkten Bestätigungsvermerk versehenen Jahresabschlusses der MTU Aero Engines Dritte Holding GmbH zum 31. Dezember 2004 betrug das Reinvermögen (bilanzielles Eigenkapital) dieser Gesellschaft zum 31. Dezember 2004 EUR 435.677.209,94. Durch die beiden oben unter b) dargestellten Verschmelzungen hat sich dieses Reinvermögen um EUR 1.166,86 verringert. Im von Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, geprüften und mit einem uneingeschränkten Bestätigungsvermerk versehenen Jahresabschluss der MTU Aero Engines Zweite Holding GmbH zum 31. Dezember 2004 ist der Wert der Beteiligung an der MTU Aero Engines Dritte Holding GmbH mit EUR 435.682.012,56 angegeben. Bei Zugrundelegung dieser Werte ergibt sich durch die Verschmelzung

der MTU Aero Engines Dritte Holding GmbH auf die MTU Aero Engines Zweite Holding GmbH ein Verschmelzungsverlust der MTU Aero Engines Zweite Holding GmbH in Höhe von EUR 5.969,48.

Ausweislich des Jahresabschlusses der MTU Aero Engines Zweite Holding GmbH zum 31. Dezember 2004 betrug das Reinvermögen (bilanzielles Eigenkapital) dieser Gesellschaft zum 31. Dezember 2004 EUR 301.446.228,44. Verringert um den Verschmelzungsverlust in Höhe von EUR 5.969,48 ergibt sich ein Reinvermögen der MTU Aero Engines Zweite Holding GmbH von EUR 301.440.258,96. Im Jahresabschluss der MTU Aero Engines Erste Holding GmbH zum 31. Dezember 2004 ist der Wert der Beteiligung an der MTU Aero Engines Zweite Holding GmbH mit EUR 273.529.900,00 angegeben. Bei Zugrundelegung dieser Werte ergibt sich durch die Verschmelzung der MTU Aero Engines Zweite Holding GmbH auf die MTU Aero Engines Erste Holding GmbH ein Verschmelzungsgewinn der MTU Aero Engines Erste Holding GmbH in Höhe von EUR 27.910.358,96.

Bei Wirksamwerden der Verschmelzungen erhöht sich somit das bilanzielle Reinvermögen der Gesellschaft somit um einen Betrag von EUR 27.910.358,96.

Zum 2. Mai 2005 übersteigt das Reinvermögen der MTU Aero Engines Erste Holding GmbH somit deutlich den dem Grundkapital der MTU Aero Engines Holding AG in Höhe von EUR 40.000.000,00 entsprechenden Ausgabebetrag der im Zuge der Umwandlung ausgegebenen Aktien.

3. Kein Mitglied des Vorstands oder des Aufsichtsrats hat sich einen besonderen Vorteil oder eine Entschädigung oder Belohnung für den Formwechsel oder seine Vorbereitung ausbedungen. Bei dem Formwechsel wurden keine Aktien für Rechnung von Mitgliedern des Aufsichtsrats oder des Vorstands übernommen.

4. Die Satzung der Gesellschaft entspricht den gesetzlichen Anforderungen.

5. Gemäß § 21 der Satzung hat die Gesellschaft die Kosten der Umwandlung der Gesellschaft in die Rechtsform der Aktiengesellschaft in geschätzter Höhe von EUR 150.000,00 übernommen. Gegen den Ansatz der Kosten der Umwandlung der Gesellschaft in die Rechtsform der Aktiengesellschaft bestehen keine Einwendungen.

III.

Bei unserer Prüfung haben uns die folgenden Unterlagen im Original oder in beglaubigter Abschrift vorgelegen:

1. notarielle Urkunde vom 2. Mai 2005 über den Formwechsel der MTU Aero Engines Erste Holding GmbH in eine Aktiengesellschaft, die Bestellung des ersten Abschlussprüfers nebst Satzung der Aktiengesellschaft (UR-Nr. S 808 /2005 des Notars Dr. Graf von Stosch in München) sowie Verzichtserklärungen der Gesellschafter vom selben Tag (UR-Nr. S 809/2005 des Notars Dr. Graf von Stosch in München);

2. notarielle Urkunde vom 2. Mai 2005 über eine Kapitalerhöhung aus Gesellschaftsmitteln der MTU Aero Engines Erste Holding GmbH (UR-Nr. S 806/2005 des Notars Dr. Graf von Stosch in München);

3. Auszug der Niederschrift über die Sitzung des Aufsichtsrates vom 2. Mai 2005 hinsichtlich der Bestellung der Mitglieder des Vorstands;

4. Gründungsbericht der Blade Lux Holding Two S.à r.l. und der Blade Management Beteiligungs GmbH & Co KG vom 2. Mai 2005;

5. der von Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, geprüfte und mit einem uneingeschränkten Bestätigungsvermerk versehene Jahresab-

schluss der MTU Aero Engines Erste Holding GmbH zum 31. Dezember 2004;

6. Verschmelzungsvertrag vom 27. April 2005 (UR-Nr. S775/2005 des Notars Dr. Graf von Stosch in München) sowie Zustimmungsbeschlüsse vom selben Tag (UR-Nr. S776/2005 des Notars Dr. Graf von Stosch in München) betreffend die Verschmelzung der MTU Aero Engines Zweite Holding GmbH auf die MTU Aero Engines Erste Holding GmbH; und

7. Verschmelzungsvertrag vom 27. April 2005 (UR-Nr. S771/2005 des Notars Dr. Graf von Stosch in München) sowie Zustimmungsbeschlüsse vom selben Tag (UR-Nr. S772/2005 des Notars Dr. Graf von Stosch in München) betreffend die Verschmelzung der MTU Aero Engines Dritte Holding GmbH auf die MTU Aero Engines Zweite Holding GmbH.

München, den 2. Mai 2005

Der Vorstand:

Udo Stark	Reiner Winkler
Dr. Michael Süß	Bernd Kessler

Der Aufsichtsrat:

Johannes Huth	Reinhard Gorenflos
Oliver Haarmann	Prof. Dr. Walter Kröll
Prof. Dr. Sigmar Wittig	Dr. Klaus Steffens
Günter Sroka	Josef Hillreiner
Babette Haas	Josef Mailer
Michael Keller	Harald Flassbeck

RECEIVED
2005 MAY 24 P 9:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GRÜNDUNGSBERICHT DER GRÜNDER

anlässlich des Formwechsels der MTU Aero Engines Erste Holding GmbH in eine Aktiengesellschaft

Die unterzeichneten Gesellschaften Blade Lux Holding Two S.à r.l. mit Sitz in Luxemburg und Blade Management Beteiligungs GmbH & Co KG mit Sitz in München (nachfolgend zusammen die "**Gesellschafter**") haben als einzige Gesellschafter der MTU Aero Engines Erste Holding GmbH, eingetragen im Handelsregister des Amtsgerichts München unter HRB 151251 (nachfolgend die "**Gesellschaft**"), für deren Formwechsel in eine Aktiengesellschaft gestimmt und gelten daher gemäß § 245 Abs. 1 UmwG als deren Gründer. In dieser Eigenschaft erstatten sie gemäss §§ 245 Abs. 1, 220, 197 UmwG i.V.m. § 32 AktG den folgenden Bericht über den Hergang des Formwechsels:

1. Umwandlungsbeschluss

Die Gesellschafterversammlung der Gesellschaft hat den Formwechsel der Gesellschaft mit einstimmigem Beschluss vom 2. Mai 2005 (UR-Nr. S 808/2005 des Notars Dr. Graf von Stosch in München) in eine Aktiengesellschaft unter der Firma MTU Aero Engines Holding AG beschlossen. Die Satzung der Aktiengesellschaft wurde im Rahmen des Beschlusses über den Formwechsel vom 2. Mai 2005 festgestellt.

Vor dem Beschluss über den Formwechsel hat die Gesellschafterversammlung der Gesellschaft vom 2. Mai 2005 (UR-Nr. S 806/2005 des Notars Dr. Graf von Stosch in München) auch eine Erhöhung des Stammkapitals der Gesellschaft aus Gesellschaftsmitteln durch Umwandlung eines Teils der Kapitalrücklage von EUR 2.210.000,00 um EUR 37.790.000,00 auf EUR 40.000.000,00 beschlossen. Es werden keine neuen Geschäftsanteile ausgegeben. Die Stammeinlage der Gesellschafterin Blade Lux Holding Two S.à r.l. im Nennbetrag von EUR 2.030.000,00 wird auf EUR 36.742.080,00 aufgestockt; die Stammeinlage der Gesellschafterin Blade Management Beteiligungs GmbH & Co KG im Nennbetrag von EUR 180.000,00 wird auf EUR 3.257.920,00 aufgestockt.

2. MAI. 2005 17:50 MTU MUC ABT AS NR. 004 S. 1

Der Umwandlungsbeschluss hat neben der Feststellung der Satzung den folgenden Inhalt:

a) Die Gesellschaft wird durch Formwechsel gemäß den §§ 190 ff., 238 ff. UmwG in die Rechtsform der Aktiengesellschaft umgewandelt.

b) Die Aktiengesellschaft führt die Firma MTU Aero Engines Holding AG.

c) Die bisherigen Gesellschafter werden nunmehr als sämtliche Aktionäre der Aktiengesellschaft alle Aktien halten.

d) Das Stammkapital der Gesellschaft in Höhe von EUR 40.000.000,00 (nach Wirksamwerden der Kapitalerhöhung aus Gesellschaftsmitteln) wird zum Grundkapital der MTU Aero Engines Holding AG. An die Stelle der bisherigen zwei Geschäftsanteile der Gesellschaft mit einem Nennbetrag von EUR 36.742.080,00 und EUR 3.257.920,00 treten 40.000.000 auf den Namen lautende Stückaktien mit einem rechnerischen Anteil am Grundkapital der MTU Aero Engines Holding AG von jeweils EUR 1. Jeder der bisherigen Gesellschafter ist am Grundkapital der Aktiengesellschaft in der Höhe beteiligt, in der er am bisherigen Stammkapital der Gesellschaft beteiligt war. Die Aktien verteilen sich auf die einzelnen Anteilseigner demzufolge wie folgt:

Aktionär	Stammeinlagen	Stückaktien
Blade Lux Holding Two S.à r.l.	€ 36.742.080,00	36.742.080
Blade Management Beteiligungs GmbH & Co KG	€ 3.257.920,00	3.257.920

e) Rechte werden für einzelne Anteilsinhaber sowie Inhaber besonderer Rechte im Sinne von § 194 Abs. 1 Nr. 5 UmwG nicht gewährt und Maßnahmen für diese Personen sind nicht vorgesehen.

f) Ein Abfindungsangebot gemäß §§ 194 Abs. 1 Nr. 6 und 207 UmwG entfällt, da sämtliche Gesellschafter der Gesellschaft dem Umwandlungsbeschluss zugestimmt haben. Rein vorsorglich haben sämtliche Gesellschafter am 2. Mai 2005

(UR-Nr. S 809/2005 des Notars Dr. Graf von Stosch in München) auf ein Angebot zur Barabfindung nach § 207 UmwG verzichtet. In selber Urkunde haben die Gesellschafter auch ihren Verzicht auf die Erstattung eines Umwandlungsberichts gemäß § 192 Abs. 1 und 3 UmwG erklärt.

g) Die Gesellschaft hat keine Arbeitnehmer. Aufgrund Zurechnung nach § 5 des Mitbestimmungsgesetzes 1976 besteht bei der Gesellschaft ein mitbestimmter Aufsichtsrat, der sich aus sechs Vertretern der Anteilseigner und sechs Vertretern der Arbeitnehmer zusammensetzt. Da der Aufsichtsrat der MTU Aero Engines Holding AG in gleicher Weise wie der Aufsichtsrat der Gesellschaft gebildet und zusammengesetzt wird, bleiben die Mitglieder des Aufsichtsrates der Gesellschaft gemäss § 203 Satz 1 UmwG für den Rest ihrer Wahlzeit als Mitglieder des Aufsichtsrats der MTU Aero Engines Holding AG im Amt. Von der Möglichkeit einer vorzeitigen Beendigung des Amtes nach § 203 Satz 2 UmwG wird kein Gebrauch gemacht. Aus dem Formwechsel ergeben sich demgemäss keine Folgen für Arbeitnehmer und ihre Vertretungen.

Mitglieder des Aufsichtsrats bleiben für den Rest ihrer Amtszeit folgende Personen:

(1) Herr Johannes Huth, geb. am 27. Mai 1960, wohnhaft 90 Hamilton Terrace, London NW8 9UL, Großbritannien
(2) Herr Reinhard Gorenflos, geb. am 30. Juli 1961, wohnhaft Flat 2, 99 Lexham Gardens, London W8 6JN, Großbritannien
(3) Herr Oliver Haarmann, geb. am 15. September 1967, wohnhaft Landsdowne Crescent, London W11 2NT, Großbritannien
(4) Herr Prof. Dr. Walter Kröll, geb. am 30. Mai 1938, wohnhaft Vogelsbergstrasse 51, 35043 Marburg
(5) Herr Prof. Dr. Sigmar Wittig, geb. am 25. Februar 1940, wohnhaft Heinrich-Weitz-Strasse 27, 76228 Karlsruhe
(6) Herr Dr. Klaus Steffens, geb. am 8. Februar 1950, wohnhaft Hapberger Weg 7, 82347 Bernried
(7) Herr Günter Sroka, geb. am 12. März 1945, wohnhaft Robert-von-Haug-Str. 12, 85221 Dachau

2. MAI. 2005 17:51 MTU MUC ABT AS NR. 004 S. 3

(8) Herr Josef Hillreiner, geb. am 18. April 1954, wohnhaft Lindlstr. 3, 86510 Ried

(9) Frau Babette Haas, geb. am 16. Oktober 1965, wohnhaft Kaiser-Friedrich-Promenade 85, 61348 Bad Homburg

(10) Herr Josef Mailer, geb. am 25. Juni 1964, wohnhaft Am Anger 3, 85305 Hirschenhausen

(11) Herr Michael Keller, geb. am 23. November 1955, wohnhaft Finkenstr. 1, 86447 Aindling

(12) Herr Harald Flassbeck, geb. am 1. November 1947, wohnhaft Griechenstr. 4a, 81545 München

h) Es wird im Hinblick auf §§ 244 Abs. 1, 245 Abs. 1 Satz 1 UmwG festgestellt, dass die nachfolgenden Gesellschafter Gründer der Aktiengesellschaft sind:

(1) Blade Lux Holding Two S.à r.l. (eingetragen im Registre de Commerce et des Sociétés, Luxemburg, unter der Nummer B 96833), 61 Rue de Rollingergrund, L-2440 Luxemburg

(2) Blade Management Beteiligungs GmbH & Co. KG (eingetragen im Handelsregister des Amtsgerichts München unter HRA 85116), Dachauer Straße 665, 80995 München

i) Zum Abschlussprüfer für das am 31. Dezember 2005 endende Geschäftsjahr wird bestellt: Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, Rosenheimer Platz 4, 81669 München.

2. Angemessenheit der Leistung nach Sacheinlagegrundsätzen

Gemäß § 197 UmwG wird ein Formwechsel wie eine Gründung des neuen Rechtsträgers behandelt. Die Einlagen auf die den Aktionären zugeteilten Aktien gelten als Sacheinlagen. Sie werden mit Eintragung des Formwechsels dadurch erbracht, dass das Vermögen der MTU Aero Engines Erste Holding GmbH unter Wahrung der Identität der Gesellschaft das Vermögen der MTU Aero Engines Holding AG bildet, ohne

dass es weiterer Einbringungsmaßnahmen oder einer Übernahme durch die betroffenen Aktionäre bedürfte.

Zur Angemessenheit der Leistung für die Sacheinlage legen wir dar:

a) Der Wert der Sacheinlage erreicht mindestens die Höhe des Grundkapitals der MTU Aero Engines Holding AG und das Grundkapital der MTU Aero Engines Holding AG übersteigt das nach Abzug der Schulden verbleibende Vermögen der MTU Aero Engines Erste Holding GmbH nicht.

Ausweislich des von Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, Rosenheimer Platz 4, 81669 München, geprüften und mit einem uneingeschränkten Bestätigungsvermerk versehenen Jahresabschlusses der Gesellschaft zum 31. Dezember 2004 betrug das Reinvermögen (bilanzielles Eigenkapital) der Gesellschaft zum Stichtag 31. Dezember 2004 EUR 203.619.157,01.

Im bisherigen Verlauf des Geschäftsjahres 2005 hat sich das Reinvermögen der Gesellschaft in der Zeit nach dem 1. Januar 2005 bis zum 31. März 2005 ohne Berücksichtigung der nachstehend beschriebenen Verschmelzungsvorgänge um EUR 4.072.078,17 auf EUR 199.547.078,84 verringert. Zwischen dem 31. März 2005 und dem 2. Mai 2005 sind keine Vorgänge von wesentlicher Bedeutung eingetreten, die Auswirkungen auf die Vermögenslage der Gesellschaft haben.

Vor dem Formwechsel der MTU Aero Engines Erste Holding GmbH wurde durch verschiedene Verschmelzungen die Beteiligungsstruktur der Gesellschaft und ihrer Tochtergesellschaften bereinigt. Diese Verschmelzungsvorgänge haben die nachfolgend dargestellten Auswirkungen auf das Reinvermögen (bilanzielles Eigenkapital) der Gesellschaft:

aa) Mit Verschmelzungsvertrag vom 27. April 2005 (UR-Nr. S775/2005 des Notars Dr. Graf von Stosch in München) hat die Gesellschaft als übernehmende Gesellschaft die Verschmelzung mit der MTU Aero Engines Zweite Holding GmbH, eingetragen im Handelsregister des Amtsgerichts München unter

2. MAI. 2005 17:52 | MTU MUC ABT AS NR. 004 S. 5

HRB 151054, als übertragende Gesellschaft mit Wirkung zum 1. Januar 2005 vereinbart. Die Gesellschafterversammlungen beider Gesellschaften haben der Verschmelzung am 27. April 2005 (UR-Nr. S776/2005 des Notars Dr. Graf von Stosch in München) zugestimmt.

Zuvor hat mit Verschmelzungsvertrag vom 27. April 2005 (UR-Nr. S771/2005 des Notars Dr. Graf von Stosch in München) die MTU Aero Engines Zweite Holding GmbH als übernehmende Gesellschaft die Verschmelzung mit der MTU Aero Engines Dritte Holding GmbH, eingetragen im Handelsregister des Amtsgerichts München unter HRB 151037, als übertragende Gesellschaft mit Wirkung zum 1. Januar 2005 vereinbart. Die Gesellschafterversammlungen beider Gesellschaften haben der Verschmelzung am 27. April 2005 (UR-Nr. S772/2005 des Notars Dr. Graf von Stosch in München) zugestimmt.

Beide Verschmelzungsvorgänge wurden am 29. April 2005 zur Eintragung ins Handelsregister angemeldet. Bisher sind die Verschmelzungen noch nicht im Handelsregister eingetragen.

bb) Auf die MTU Aero Engines Dritte Holding GmbH sind im bisherigen Verlauf des Geschäftsjahres 2005 bereits zwei Verschmelzungen erfolgt. Jeweils mit Verschmelzungsvertrag vom 15. März 2005 (UR-Nr. S463/2005 und S467/2005 des Notars Dr. Graf von Stosch in München) wurden die MTU Aero Engines Zweite Participation GmbH, vormals eingetragen im Handelsregister des Amtsgerichts München unter HRB 151059, und die MTU Aero Engines Zweite Verwaltungs GmbH, vormals eingetragen im Handelsregister des Amtsgerichts München unter HRB 151064, als übertragende Gesellschaften auf die MTU Aero Engines Dritte Holding GmbH als übernehmende Gesellschaft mit Wirkung zum 1. Januar 2005 verschmolzen. Die Verschmelzung mit der MTU Aero Engines Zweite Participation GmbH wurde am 22. März 2005 und die Verschmelzung mit der MTU Aero Engines Zweite Verwaltungs GmbH wurde am 29. März 2005 im Handelsregister der MTU Aero Engines Dritte Holding GmbH eingetragen.

Durch das Wirksamwerden dieser Verschmelzungen hat sich das Reinvermögen (bilanzielles Eigenkapital) der MTU Aero Engines Dritte Holding GmbH im Verlauf des Geschäftjahres 2005 wie folgt verändert:

Ausweislich des Jahresabschlusses der MTU Aero Engines Zweite Participation GmbH zum 31. Dezember 2004 betrug das Reinvermögen (bilanzielles Eigenkapital) dieser Gesellschaft zum 31. Dezember 2004 EUR 21.415,41. Im von Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, geprüften und mit einem uneingeschränkten Bestätigungsvermerk versehenen Jahresabschluss der MTU Aero Engines Dritte Holding GmbH zum 31. Dezember 2004 ist der Wert der Beteiligung an der MTU Aero Engines Zweite Participation GmbH mit EUR 25.000,00 angesetzt. Bei Zugrundelegung dieser Werte ergab sich durch die Verschmelzung der MTU Aero Engines Zweite Participation GmbH auf die MTU Aero Engines Dritte Holding GmbH ein Verschmelzungsverlust der MTU Aero Engines Dritte Holding GmbH in Höhe von EUR 3.584,59.

Ausweislich des Jahresabschlusses der MTU Aero Engines Zweite Verwaltungs GmbH zum 31. Dezember 2004 betrug das Reinvermögen (bilanzielles Eigenkapital) dieser Gesellschaft zum 31. Dezember 2004 EUR 27.417,73. Im von Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, geprüften und mit einem uneingeschränkten Bestätigungsvermerk versehenen Jahresabschluss der MTU Aero Engines Dritte Holding GmbH zum 31. Dezember 2004 ist der Wert der Beteiligung an der MTU Aero Engines Zweite Verwaltungs GmbH mit EUR 25.000,00 angesetzt. Bei Zugrundelegung dieser Werte ergab sich durch die Verschmelzung der MTU Aero Engines Zweite Verwaltungs GmbH auf die MTU Aero Engines Dritte Holding GmbH ein Verschmelzungsgewinn der MTU Aero Engines Dritte Holding GmbH in Höhe von EUR 2.417,73.

Insgesamt wurde das Reinvermögen (bilanzielles Eigenkapital) der MTU Aero Engines Dritte Holding GmbH durch die beiden vorab erfolgten Verschmelzungen also um EUR 1.166,86 verringert.

2. MAI. 2005 17:52 MTU MUC ABT AS NR. 004 S. 7

cc) Das Wirksamwerden der beiden oben unter aa) dargestellten Verschmelzungen hat daher folgende Auswirkungen auf das Reinvermögen (bilanzielles Eigenkapital) der Gesellschaft:

Ausweislich des von Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, geprüften und mit einem uneingeschränkten Bestätigungsvermerk versehenen Jahresabschlusses der MTU Aero Engines Dritte Holding GmbH zum 31. Dezember 2004 betrug das Reinvermögen (bilanzielles Eigenkapital) dieser Gesellschaft zum 31. Dezember 2004 EUR 435.677.209,94. Durch die beiden oben unter bb) dargestellten Verschmelzungen hat sich dieses Reinvermögen um EUR 1.166,86 verringert. Im von Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, geprüften und mit einem uneingeschränkten Bestätigungsvermerk versehenen Jahresabschluss der MTU Aero Engines Zweite Holding GmbH zum 31. Dezember 2004 ist der Wert der Beteiligung an der MTU Aero Engines Dritte Holding GmbH mit EUR 435.682.012,56 angegeben. Bei Zugrundelegung dieser Werte ergibt sich durch die Verschmelzung der MTU Aero Engines Dritte Holding GmbH auf die MTU Aero Engines Zweite Holding GmbH ein Verschmelzungsverlust der MTU Aero Engines Zweite Holding GmbH in Höhe von EUR 5.969,48.

Ausweislich des Jahresabschlusses der MTU Aero Engines Zweite Holding GmbH zum 31. Dezember 2004 betrug das Reinvermögen (bilanzielles Eigenkapital) dieser Gesellschaft zum 31. Dezember 2004 EUR 301.446.228,44. Verringert um den Verschmelzungsverlust in Höhe von EUR 5.969,48 ergibt sich ein Reinvermögen der MTU Aero Engines Zweite Holding GmbH von EUR 301.440.258,96. Im Jahresabschluss der MTU Aero Engines Erste Holding GmbH zum 31. Dezember 2004 ist der Wert der Beteiligung an der MTU Aero Engines Zweite Holding GmbH mit EUR 273.529.900,00 angegeben. Bei Zugrundelegung dieser Werte ergibt sich durch die Verschmelzung der MTU Aero Engines Zweite Holding GmbH auf die MTU Aero Engines Erste Holding GmbH ein Verschmelzungsgewinn der MTU Aero Engines Erste Holding GmbH in Höhe von EUR 27.910.358,96.

2. MAI. 2005 17:52 MTU MUC ABT AS NR. 004 S. 8

Bei Wirksamwerden der Verschmelzungen erhöht sich somit das bilanzielle Reinvermögen der Gesellschaft somit um einen Betrag von EUR 27.910.358,96.

Zum 2. Mai 2005 übersteigt das Reinvermögen der Gesellschaft somit deutlich den dem Grundkapital der MTU Aero Engines Holding AG in Höhe von EUR 40.000.000,00 entsprechenden Ausgabebetrag der im Zuge der Umwandlung ausgegebenen Aktien.

b) Dem Umwandlungsbeschluss sind im übrigen keine Rechtsgeschäfte der Gesellschaft vorausgegangen, die auf den Übergang des Vermögens der Gesellschaft auf die durch Umwandlung zu gründende Aktiengesellschaft hingezielt haben (§ 32 Abs. 2 Satz 2 Nr. 1 AktG).

c) Die Anschaffungs- und Herstellungskosten aus den letzten beiden Jahren vor der Beschlussfassung über den Formwechsel (§ 32 Abs. 2 Satz 2 Nr. 2 AktG) ergeben sich aus Folgendem: Wesentlicher Vermögensgegenstand der Gesellschaft ist ihre Beteiligung an der MTU Aero Engines Zweite Holding GmbH (vormals: Blade Erste Participation GmbH und davor Galatea Dreizehnte Vermögensverwaltungs GmbH). Diese Beteiligung hat die Gesellschaft mit Kauf- und Abtretungsvertrag vom 13. November 2003 (UR-Nr. 405/2003 des Notars Dr. Klaus Sommerlad in Frankfurt am Main) gegen Zahlung eines Kaufpreises in Höhe von EUR 29.900,00 erworben. Die MTU Aero Engines Zweite Holding GmbH ist ihrerseits indirekt an der heutigen MTU Aero Engines GmbH, eingetragen im Handelsregister des Amtsgerichts München unter HRB 154230, beteiligt. Gemäß Kauf- und Übertragungsvertrag vom 20. November 2003, (in der Fassung vom 23./24. Dezember 2003) erwarb die damalige Blade Erste Holding GmbH (heutige MTU Aero Engines Erste Holding GmbH) mittelbar über eine Kette von Akquisitionsvehikeln am 31. Dezember 2003 sämtliche Anteile an der damaligen MTU Aero Engines GmbH, vormals eingetragen im Handelsregister des Amtsgerichts München unter HRB 1035, in der bzw. in deren unmittelbaren und mittelbaren Beteiligungsgesellschaften die Aktivitäten des DaimlerChrysler Konzerns im Bereich Flugtriebwerkskomponenten und Flugtriebwerksinstandsetzung gebündelt waren. An Anschaffungskosten sind hierfür ausweislich des

2.MAI.2005 17:53 MTU MUC ABT AS NR.004 S. 9

von Deloitte & Touche GmbH geprüften und mit einem uneingeschränkten Bestätigungsvermerk versehenen Jahresabschlusses der Gesellschaft zum 31. Dezember 2003 EUR 273.529.900,00 entstanden.

d) Zum Nachweis der Betriebserträge der Gesellschaft (§ 32 Abs. 2 Satz 2 Nr. 3 AktG) sind die Jahresabschlüsse (Bilanz mit Gewinn- und Verlustrechnung) der Gesellschaft für das Rumpfgeschäftsjahr 2003 und das Geschäftsjahr 2004 diesem Bericht als Anlage 1 in Kopie beigefügt. Die Gesellschaft wurde am 14. August 2003 erstmals in das Handelsregister eingetragen.

   Aus den beigefügten Jahresabschlüssen ergibt sich, dass im Rumpfgeschäftsjahr 2003 ein Jahresüberschuss von EUR 69,95 und im Geschäftsjahr 2004 ein Jahresfehlbetrag von EUR 2.335.912,94 erwirtschaftet wurde.

e) Zum Verlauf des letzten beiden Geschäftsjahre (Rumpfgeschäftsjahr 2003 und Geschäftsjahr 2004) und zur Lage der Gesellschaft machen wir die aus der Anlage 2 ersichtlichen ergänzenden Angaben, die Bestandteil dieses Gründungsberichts sind.

3. Bestellung von Vorstandsmitgliedern

In seiner konstituierenden Sitzung vom 2. Mai 2005 hat der Aufsichtsrat folgende Personen zu Vorstandsmitgliedern der MTU Aero Engines Holding AG bestellt:

(1) Udo Stark, geboren am 21. November 1947, wohnhaft in München;

(2) Reiner Winkler, geboren am 31. Juli 1961, wohnhaft Riemerling;

(3) Dr. Michael Süß, geboren am 25. Dezember 1963, wohnhaft in Starnberg;

(4) Bernd Kessler, geboren am 22. März 1958, wohnhaft in Straßlach.

2. MAI. 2005 17:53 MTU MUC ABT AS NR. 004 S. 10

Herr Stark wurde zum Vorsitzenden des Vorstands ernannt und für die Dauer bis zum 31. Dezember 2007 bestellt. Herr Kessler wurde für die Dauer bis zum 31. Juli 2007 bestellt und die Herren Dr. Süß und Winkler wurden jeweils für die Dauer bis zum 30. September 2006 bestellt.

4. Keine Übernahme von Aktien durch Organe / Kein Sondervorteil

a) Beim Formwechsel wurden keine Aktien für Rechnung eines Mitglieds des Vorstandes oder des Aufsichtsrates übernommen.

b) Kein Mitglied des Vorstands oder des Aufsichtsrats hat sich einen besonderen Vorteil oder eine Entschädigung oder Belohnung für den Formwechsel oder seine Vorbereitung ausbedungen.

5. Kosten und Sonstiges

Die Kosten der Umwandlung der Gesellschaft in die Rechtsform der Aktiengesellschaft in der geschätzten Höhe von bis zu EUR 150.000,00 hat die Gesellschaft gemäß § 21 ihrer Satzung übernommen.

München, den 2. Mai 2005

Blade Lux Holding Two S.à r.l.

Johannes Huth
Geschäftsführer

Reinhard Gorenflos
Geschäftsführer

Blade Management Beteiligungs GmbH & Co. KG
vertreten durch
ihren persönlich haftenden Gesellschafter Blade Management Equity Participation Verwaltungs GmbH

Johannes Huth
Geschäftsführer

Reiner Winkler
Geschäftsführer

2.MAI.2005 17:54 MTU MUC ABT AS NR.004 S.12

ANLAGE 1

Jahresabschlüsse (Bilanz mit Gewinn- und Verlustrechnung) der MTU Aero Engines Erste Holding GmbH für die Jahre 2003 und 2004

2. MAI. 2005 17:54 MTU MUC ABT AS NR. 004 S. 13

Deloitte.

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH) München

Bericht über die Prüfung
des Jahresabschlusses
zum 31. Dezember 2004

2. MAI. 2005 17:54 MTU MUC ABT AS NR. 004 S. 14

Deloitte.

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Rosenheimer Platz 4
81669 München

Postfach 80 20 80
81620 München
Deutschland

Tel +49 89 29036-0
Fax +49 89 29036-8108
www.deloitte.com/de

MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH) München

Bericht über die Prüfung
des Jahresabschlusses
zum 31. Dezember 2004

Ausfertigung 2 von 39

Deloitte.

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Inhaltsübersicht

Anlagen

Wir weisen darauf hin, dass bei der Verwendung von gerundeten Beträgen und Prozentangaben aufgrund kaufmännischer Rundung Differenzen auftreten können.

2. MAI. 2005 17:54 | MTU MUC ABT AS | NR. 004 S. 16

Deloitte.

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

1 PRÜFUNGSAUFTRAG

Der Aufsichtsrat der

MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München

– nachfolgend auch kurz „Gesellschaft" genannt –

hat uns den Auftrag zur Durchführung einer Abschlussprüfung für das Geschäftsjahr 2004 entsprechend § 317 HGB erteilt.

Bei der Erstellung des Prüfungsberichts haben wir die deutschen Grundsätze ordnungsmäßiger Berichterstattung bei Abschlussprüfungen (Prüfungsstandard des Instituts der Wirtschaftsprüfer – IDW PS 450) beachtet.

Für die Durchführung des Auftrags und unsere Verantwortlichkeit, auch im Verhältnis zu Dritten, gelten die unter dem 2. November 2004 getroffenen Vereinbarungen sowie ergänzend die als Anlage beigefügten „Allgemeinen Auftragsbedingungen für Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften" in der Fassung vom 1. Januar 2002.

Dieser Prüfungsbericht wurde nur zur Dokumentation der durchgeführten Prüfung gegenüber der Gesellschaft und nicht für Zwecke Dritter erstellt, denen gegenüber wir entsprechend der im Regelungsbereich des § 323 HGB geltenden Rechtslage keine Haftung übernehmen.

2 GRUNDSÄTZLICHE FESTSTELLUNGEN

Stellungnahme zur Lagebeurteilung der Geschäftsführung

Da die Geschäftsführung unter Inanspruchnahme der Erleichterungen gemäß § 264 Abs. 1 Satz 3 HGB zulässigerweise keinen Lagebericht aufgestellt hat, können wir als Abschlussprüfer zur Beurteilung der Lage der Gesellschaft durch die Geschäftsführung, wie sie ansonsten im Lagebericht zum Ausdruck käme, nicht nach § 321 Abs. 1 Satz 2 HGB Stellung nehmen.

Aus dem Jahresabschluss und den sonstigen geprüften Unterlagen heben wir folgende Aspekte hervor, die für die Beurteilung der wirtschaftlichen Lage der Gesellschaft von besonderer Bedeutung sind:

2. MAI. 2005 17:54 | MTU MUC ABT AS | NR. 004 S. 17

Entsprechend dem Unternehmensgegenstand ist die Gesellschaft Alleingesellschafterin bei der MTU Aero Engines Zweite Holding GmbH (vormals: Blade Erste Participation GmbH), München. Die Stammeinlage beträgt EUR 25.000,00. Die Werthaltigkeit des Beteiligungsbesitzes und der Forderungen ist maßgeblich von der wirtschaftlichen Entwicklung der MTU Aero Engines GmbH abhängig.

3 GEGENSTAND, ART UND UMFANG DER PRÜFUNG

Prüfungsgegenstand

Gegenstand unserer Abschlussprüfung waren

- die Buchführung
- der Jahresabschluss (Bilanz, Gewinn- und Verlustrechnung, Anhang)

der Gesellschaft.

Die Buchführung und die Aufstellung des Jahresabschlusses nach den deutschen handelsrechtlichen Vorschriften liegen in der Verantwortung der Geschäftsführung der Gesellschaft; dies gilt auch für die Angaben, die wir zu diesen Unterlagen erhalten haben. Unsere Aufgabe ist es, diese Unterlagen und Angaben im Rahmen unserer pflichtgemäßen Prüfung zu beurteilen.

Die Prüfung der Einhaltung anderer Vorschriften gehört nur insoweit zu den Aufgaben der Abschlussprüfung, als sich aus ihnen üblicherweise Rückwirkungen auf den Jahresabschluss ergeben.

Art und Umfang der Prüfung

Ausgangspunkt unserer Prüfung war der von uns geprüfte und unter dem 23. Juli 2004 mit dem uneingeschränkten Bestätigungsvermerk versehene Vorjahresabschluss; er wurde am 30. September 2004 festgestellt.

Die Prüfung wurde von uns im Januar und Februar 2005 durchgeführt.

Wir haben die Abschlussprüfung entsprechend § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen.

2. MAI. 2005 17:54 | MTU MUC ABT AS | NR. 004 S. 18

Deloitte.

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Die Abschlussprüfung ist nach § 317 HGB problembezogen so anzulegen, dass wesentliche Unrichtigkeiten und Verstöße gegen Rechnungslegungsvorschriften mit hinreichender Sicherheit erkannt werden. Um diesen Anforderungen gerecht zu werden, wenden wir unseren risiko- und prozessorientierten Prüfungsansatz an; zu dessen Umsetzung bedienen wir uns unserer Prüfungssoftware Audit-System/2. Sie unterstützt die Planung, Durchführung und Dokumentation der Abschlussprüfung.

Im Rahmen der Prüfungsplanung haben wir uns einen Überblick über die Geschäftstätigkeit, das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie deren Rechnungswesen verschafft und eine analytische Durchsicht des Jahresabschlusses vorgenommen sowie den Gesellschaftsvertrag und Gesellschafterbeschlüsse eingesehen. Die Prüfungsstrategie wurde von uns nach den hierbei gewonnenen Erkenntnissen und den Erwartungen über mögliche Fehler festgelegt. Das interne Kontrollsystem der Gesellschaft haben wir untersucht, soweit es für eine ordnungsgemäße Rechnungslegung von Bedeutung ist; das interne Kontrollsystem in seiner Gesamtheit war nicht Gegenstand unserer Abschlussprüfung.

Bei der Durchführung unserer Prüfung haben wir uns nicht auf Kontrollverfahren der Gesellschaft gestützt. Daher haben wir unter Berücksichtigung unserer Risikoeinschätzung unsere analytischen Prüfungshandlungen und stichprobenweisen Einzelfallprüfungen von Geschäftsvorfällen und Beständen in nicht reduziertem Umfang durchgeführt. Bei Einzelfallprüfungen haben wir Stichproben in bewusster Auswahl gezogen.

Saldenbestätigungen für die am Abschlussstichtag in Saldenlisten erfassten Forderungen und Verbindlichkeiten haben wir nicht eingeholt, weil nach Art der Erfassung, Verwaltung und Abwicklung der Forderungen und Verbindlichkeiten ihr Nachweis auf andere Weise zuverlässig erbracht werden konnte.

Die Geschäftsführung hat alle gewünschten Aufklärungen und Nachweise erbracht und unter dem 3. Februar 2005 die berufsübliche Vollständigkeitserklärung in schriftlicher Form abgegeben. Darin wird insbesondere versichert, dass in der Buchführung alle buchungspflichtigen Vorgänge und in dem vorliegenden Jahresabschluss alle bilanzierungspflichtigen Vermögenswerte, Verpflichtungen und Abgrenzungen, außerdem sämtliche Aufwendungen und Erträge enthalten, ferner alle Wagnisse berücksichtigt sowie alle erforderlichen Angaben gemacht sind.

2. MAI. 2005 17:55 MTU MUC ABT AS NR. 004 S. 19

4 FESTSTELLUNGEN UND ERLÄUTERUNGEN ZUR RECHNUNGSLEGUNG

4.1 Ordnungsmäßigkeit der Rechnungslegung

4.1.1 Buchführung und weitere geprüfte Unterlagen

Die Buchführung entspricht den gesetzlichen Vorschriften einschließlich der Grundsätze ordnungsmäßiger Buchführung. Die aus den weiteren geprüften Unterlagen zu entnehmenden Informationen führen zu einer ordnungsgemäßen Abbildung in Buchführung und Jahresabschluss.

4.1.2 Jahresabschluss

Der Jahresabschluss zum 31. Dezember 2004 ist diesem Bericht als Anlagen 1.1 bis 1.3 beigefügt.

Der Jahresabschluss wurde ordnungsmäßig aus der Buchführung und den weiteren geprüften Unterlagen abgeleitet. Die gesetzlichen Vorschriften zur Gliederung, Bilanzierung und Bewertung sowie zum Anhang wurden eingehalten.

4.2 Gesamtaussage des Jahresabschlusses

Der Jahresabschluss insgesamt, d.h. das Zusammenwirken von Bilanz, Gewinn- und Verlustrechnung und Anhang, vermittelt unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft.

Aufgrund der bereits aus dem Jahresabschluss erkennbaren einfachen wirtschaftlichen Verhältnisse kann auf zusätzliche Angaben zur Vermögens-, Finanz- und Ertragslage im Prüfungsbericht verzichtet werden.

5 WIEDERGABE DES BESTÄTIGUNGSVERMERKS

Wir haben dem Jahresabschluss für das Geschäftsjahr 2004 der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München, in der Fassung der Anlage 1 den folgenden unter dem 3. Februar 2005 unterzeichneten uneingeschränkten Bestätigungsvermerk erteilt:

„Bestätigungsvermerk des Abschlussprüfers

Wir haben den Jahresabschluss unter Einbeziehung der Buchführung der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2004 geprüft. Die Buchführung und die Aufstellung des Jahresabschlusses nach den deutschen handelsrechtlichen Vorschriften liegen in der Verantwortung der Geschäftsführung der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung abzugeben.

Wir haben unsere Jahresabschlussprüfung entsprechend § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung und Jahresabschluss überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der Geschäftsführung sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München."

2. MAI. 2005 17:55 | MTU MUC ABT AS | NR. 004 S. 21

6 SCHLUSSBEMERKUNG

Den vorstehenden Bericht über unsere Prüfung des Jahresabschlusses für das Geschäftsjahr 2004 der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München, erstatten wir in Übereinstimmung mit den gesetzlichen Vorschriften und den deutschen Grundsätzen ordnungsmäßiger Berichterstattung bei Abschlussprüfungen (Prüfungsstandard des Instituts der Wirtschaftsprüfer – IDW PS 450).

Zu dem von uns unter dem 3. Februar 2005 erteilten uneingeschränkten Bestätigungsvermerk verweisen wir auf Berichtsabschnitt 5 „Wiedergabe des Bestätigungsvermerks".

München, den 3. Februar 2005

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(Müller) Wirtschaftsprüfer

(Dr. Reitmayr) Wirtschaftsprüfer

Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft Wirtschafts-Prüfungs-Gesellschaft Siegel * München *

Für Veröffentlichungen oder die Weitergabe des Jahresabschlusses in einer von der testierten Fassung abweichenden Form sowie für den Fall der Übersetzung in andere Sprachen bedarf es zuvor unserer erneuten Stellungnahme, falls dabei der von uns erteilte Bestätigungsvermerk zitiert wird oder ein Hinweis auf unsere Jahresabschlussprüfung erfolgt; wir weisen hierzu auf die Bestimmungen des § 328 HGB hin.

Anlage 1

MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH) München

Jahresabschluss
zum 31. Dezember 2004

2. MAI. 2005 17:56 MTU MUC ABT AS NR. 004 S. 23

Anlage 1.1

MTU Aero Engines Erste Holding GmbH, München

Bilanz zum 31. Dezember 2004

in Euro

	Anhang	Stand am 31.12.2004		Stand am 31.12.2003
AKTIVA				
Anlagevermögen				
Finanzanlagen	(1)	273.529.900,00		273.529.900,00
			273.529.900,00	273.529.900,00
Umlaufvermögen				
Sonstige Vermögensgegenstände	(2)	36.041,28		26,00
Zahlungsmittel		12.011,51		25.067,95
			48.052,79	25.093,95
			273.577.952,79	273.554.993,95
PASSIVA				
Eigenkapital				
Gezeichnetes Kapital	(3)	2.210.000,00		25.000,00
Kapitalrücklage	(4)	203.745.000,00		201.500.000,00
Bilanzverlust (i.V. -gewinn)		-2.335.842,99		69,95
			203.619.157,01	201.525.069,95
Rückstellungen				
Übrige Rückstellungen		11.024,00		24,00
			11.024,00	24,00
Verbindlichkeiten				
Übrige Verbindlichkeiten	(5)	69.947.771,78		72.029.900,00
			69.947.771,78	72.029.900,00
			273.577.952,79	273.554.993,95

Anlage 1.2

MTU Aero Engines Erste Holding GmbH, München

Gewinn- und Verlustrechnung für das Geschäftsjahr 2004

in Euro

	Anhang	2004		2003
Allgemeine Verwaltungskosten	(6)		-265.190,25	-47,47
Sonstige Zinsen und ähnliche Erträge		188,39		168,85
Zinsen und ähnliche Aufwendungen		-2.070.911,08		0,00
Zinsergebnis			-2.070.722,69	168,85
Ergebnis der gewöhnlichen Geschäftstätigkeit			-2.335.912,94	121,38
Steuern vom Einkommen und Ertrag			0,00	-51,43
Jahresfehlbetrag (i.V -überschuß)			-2.335.912,94	69,95
Gewinnvortrag			69,95	0,00
Bilanzverlust (i.V. -gewinn)	(7)		-2.335.842,99	69,95

Anhang der MTU Aero Engines Erste Holding GmbH, München, zum 31. Dezember 2004

Grundlagen und Methoden

Der Jahresabschluss der MTU Aero Engines Erste Holding GmbH. München wird nach handelsrechtlichen Rechnungslegungsvorschriften aufgestellt. Die in der Bilanz und in der Gewinn- und Verlustrechnung, die nach dem Umsatzkostenverfahren erstellt wird, zusammengefassten Posten sind im Anhang gesondert aufgeführt und erläutert.

Bilanzierung und Bewertung

Die MTU Aero Engines Erste Holding GmbH. München ist eine kleine Kapitalgesellschaft gemäß § 267 Abs. 1 HGB. Die gesetzlichen Erleichterungen für kleine Kapitalgesellschaften bei der Aufstellung des Abschlusses (§§ 274a, 276 und 288 HGB) wurden in Anspruch genommen.

Die Bewertung der Anteile an verbundenen Unternehmen erfolgt zu Anschaffungskosten.

Die Sonstigen Vermögensgegenstände und Zahlungsmittel sind mit dem Nennbetrag angesetzt.

Die Sonstigen Rückstellungen sind nach den Grundsätzen vernünftiger kaufmännischer Beurteilung ermittelt.

Die Verbindlichkeiten sind mit ihren Rückzahlungsbeträgen angesetzt.

Erläuterungen zur Bilanz der MTU Aero Engines Erste Holding GmbH

(1) Finanzanlagen

	Anteil 31.12.2004 %	Eigenkapital 31.12.2004 Euro	Ergebnis 2004 Euro
MTU Aero Engines Zweite Holding GmbH. München	100,00	301.747.840,77	28.222.840,77

(2) Sonstige Vermögensgegenstände

	31.12.2004 Euro		31.12.2003 Euro	
Sonstige Vermögensgegenstände		36.041,28		26,00
- davon Restlaufzeit bis 1 Jahr	36.041,28		26,00	

(3) Stammkapital

Das Stammkapital wurde von 25.000,00 Euro durch Umwandlung von Rücklagen in Höhe von 2.005.000,00 Euro auf zunächst 2.030.000,00 Euro erhöht. Zusätzlich wurde eine neue Stammeinlage in Höhe von 180.000,00 Euro gezeichnet. Diese Stammeinlage wurde von der Blade Management Beteiligungs GmbH & Co. KG übernommen, so dass das voll einbezahlte Stammkapital nun mehr 2.210.000,00 Euro beträgt.

Die Gesellschaft wird in den im Einklang mit den nationalen gesetzlichen Vorgaben aufgestellten Konzernabschluss der Blade LUX Holding One S.à.r.l., Luxemburg, einbezogen. Der Konzernabschluss ist am Sitz der Gesellschaft in Luxemburg erhältlich.
Sie ist damit von der Verpflichtung zur Aufstellung eines Konzernabschlusses nach § 291 HGB befreit. Vom HGB abweichende Bilanzierungs-, Bewertungs- und Konsolidierungsmethoden zu International Financial Reporting Standards (IFRS) resultieren aus folgenden Sachverhalten, die nach IFRS abweichend dargestellt werden:
- Derivative Finanzinstrumente werden grundsätzlich zu Marktwerten bewertet.
- Neben unrealisierten Kursverlusten werden auch unrealisierte Kursgewinne ausgewiesen.
- Bei der Bewertung des Firmenwertes wird keine planmäßige Abschreibung vorgenommen.
- Bewertung des Vorratsvermögens zu Vollkosten.
- Die Umsatzabgrenzung erfolgt nach percentage-of-completion-method.
- Latente Steuern werden nach dem Bilanzkonzept berechnet.

Im Bilanzverlust ist ein Gewinnvortrag in Höhe von 69,95 Euro enthalten.

(4) Kapitalrücklage

Für die Kapitalerhöhung des Stammkapitals wurde gem. § 272 Abs. 2 Nr. 4 HGB ein Betrag in Höhe von 2.005.000,00 Euro aus der Kapitalrücklage entnommen. Desweiteren wurde gleichzeitig im Berichtsjahr die Kapitalrücklage um das von der Blade Management Beteiligungs GmbH & Co. KG in Höhe von 4.250.000,00 Euro in bar erbrachte Agio erhöht.

(5) Übrige Verbindlichkeiten

	31.12.2004 Euro		31.12.2003 Euro	
Verbindlichkeiten gegenüber verbundenen Unternehmen		69.695.651,02		72.029.900,00
- davon Restlaufzeit bis 1 Jahr	55.651,02		29.900,00	
- davon Restlaufzeit zwischen 1 und 5 Jahre	69.640.000,00		72.000.000,00	
Sonstige Verbindlichkeiten		252.120,76		0,00
- davon Restlaufzeit bis 1 Jahr	252.120,76		0,00	
Übrige Verbindlichkeiten		69.947.771,78		72.029.900,00
- davon Restlaufzeit bis 1 Jahr	307.771,78		29.900,00	
- davon Restlaufzeit zwischen 1 und 5 Jahre	69.640.000,00		72.000.000,00	

Erläuterungen zur Gewinn- und Verlustrechnung der MTU Aero Engines Erste Holding GmbH

(6) Allgemeine Verwaltungskosten

Die Allgemeinen Verwaltungskosten betreffen im wesentlichen Rechts- und Beratungskosten sowie Prüfungskosten.

(7) Ergebnisverwendung

Die Geschäftsführung schlägt vor, den Bilanzverlust auf das neue Jahr vorzutragen.

Organe

Geschäftsführung:	Johannes Huth, London Managing Director, KKR & Co. Ltd., London	(bis 22. April 2004)
	Bernd Kessler, Strasslach Geschäftsführer Zivile Instandhaltung der MTU Aero Engines GmbH, München	(ab 1. August 2004)
	Udo Stark, München Vorsitzender der Geschäftsführung der MTU Aero Engines GmbH, München (ab 1. Januar 2005)	(ab 1. Januar 2005)
	Dr. Klaus Steffens, Bernried Vorsitzender der Geschäftsführung der MTU Aero Engines GmbH, München (bis 31. Dezember 2004)	(vom 22. April 2004 bis 31. Dezember 2004)
	Dr. Michael Süß, Starnberg Geschäftsführer Technik der MTU Aero Engines GmbH, München	(ab 22. April 2004)
	Reiner Winkler, Riemerling Geschäftsführer Finanzen und Personal der MTU Aero Engines GmbH, München	(ab 22. April 2004)

München, den 2. Februar 2005

Die Geschäftsführung

Udo Stark   Bernd Kessler   Dr. Michael Süß   Reiner Winkler

2. MAI. 2005 17:57   MTU MUC ABT AS   NR. 004   S. 28

2. MAI. 2005 17:57 | MTU MUC ABT AS NR. 004 S. 29

Anlagevermögen der MTU Aero Engines Erste Holding GmbH

in Euro

	Anschaffungskosten		Buchwerte	
	01.01.2004	31.12.2004	31.12.2004	31.12.2003
Finanzanlagen				
Anteile an verbundenen Unternehmen	273.529.900,00	273.529.900,00	273.529.900,00	273.529.900,00
	273.529.900,00	273.529.900,00	273.529.900,00	273.529.900,00

Bestätigungsvermerk des Abschlussprüfers

Wir haben den Jahresabschluss unter Einbeziehung der Buchführung der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2004 geprüft. Die Buchführung und die Aufstellung des Jahresabschlusses nach den deutschen handelsrechtlichen Vorschriften liegen in der Verantwortung der Geschäftsführung der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung abzugeben.

Wir haben unsere Jahresabschlussprüfung entsprechend § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung und Jahresabschluss überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der Geschäftsführung sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München.

München, den 3. Februar 2005

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(Müller)
Wirtschaftsprüfer

(Dr. Reitmayr)
Wirtschaftsprüfer

2. MAI. 2005 17:57 MTU MUC ABT AS NR. 004 S. 30

WIRTSCHAFTLICHE UND RECHTLICHE GRUNDLAGEN

2.1 Grundlagen

Die Gesellschaft wurde mit notariell beurkundetem Gesellschaftsvertrag (UR-Nr. 225/2003, Notar Dr. Klaus Sommerlad, Frankfurt am Main) vom 15. Juli 2003 errichtet und am 14. August 2003 unter der Firma Deukalion Neunzehnte Vermögensverwaltungs-GmbH, mit Sitz in Frankfurt am Main, im Handelsregister des Amtsgerichts Frankfurt am Main unter HR B 57350 eingetragen.

Gegenstand des Unternehmens war die Verwaltung des eigenen Vermögens.

Das Geschäftsjahr entspricht dem Kalenderjahr.

Mit notariell beglaubigtem Gesellschafterbeschluss vom 5. November 2003 (UR-Nr. 362/2003, Notar Dr. Klaus Sommerlad, Frankfurt am Main) wurde der Gesellschaftsvertrag geändert. Die Firma der Gesellschaft wurde geändert in Blade Erste Holding GmbH. Des Weiteren wurde der Gegenstand des Unternehmens wie folgt neu gefasst:

Gegenstand des Unternehmens ist der Erwerb, das Halten, das Verwalten und die Veräußerung von Beteiligungen an anderen Unternehmen, insbesondere einer Beteiligung an der Blade Erste Participation GmbH (vormals: Galatea Dreizehnte Vermögensverwaltungs-GmbH) mit dem Sitz in München (vormals: Frankfurt am Main).

Mit notariell beglaubigtem Gesellschafterbeschluss vom 3. Dezember 2003 (UR-Nr. 474/2003, Notar Dr. Klaus Sommerlad, Frankfurt am Main) wurde der Sitz der Gesellschaft nach München verlegt.

Mit Gesellschafterbeschluss vom 10. März 2004 wurde der Gesellschaftsvertrag geändert. Die Firma der Gesellschaft wurde geändert in MTU Aero Engines Erste Holding GmbH, München. Die Gesellschaft ist im Handelsregister des Amtsgerichts München unter HR B 151251 eingetragen.

Mit notariell beglaubigtem Gesellschafterbeschluss vom 17. Dezember 2004 (UR-Nr. S2753/2004, Notar Dr. Rüdiger Graf von Stosch) wurde das Stammkapital der Gesellschaft nach den Vorschriften der Kapitalerhöhung aus Gesellschaftsmitteln durch Umwandlung eines Teils der Kapitalrücklage von EUR 25.000,00 um EUR 2.005.000,00 auf EUR 2.030.000,00 erhöht. Es wurden keine neuen Gesellschaftsanteile ausgegeben. Der Geschäftsanteil der Alleingesellschafterin, Firma Blade Lux Holding Two S.a.r.l. im Nennbetrag von EUR 25.000,00 wurde auf EUR 2.030.000,00 erhöht. Die Eintragung der Kapitalerhöhung in das Handelsregister erfolgte am 22. Dezember 2004.

2. MAI. 2005 17:57 MTU MUC ABT AS NR. 004 S. 31

Mit notariell beglaubigtem Gesellschafterbeschluss vom 22. Dezember 2004 (UR-Nr. S2850/2004, Notar Dr. Rüdiger Graf von Stosch) wurde das Stammkapital der Gesellschaft von EUR 2.030.000,00 um EUR 180.000,00 auf EUR 2.210.000,00 erhöht. Es wurde eine neue Stammeinlage im Nennbetrag von EUR 180.000,00 ausgegeben, die zuzüglich eines Aufgeldes/Agio in Höhe von EUR 4.250.000,00 von der Blade Management Beteiligungs GmbH & Co. KG, München, in bar in voller Höhe erbracht wurde. Die Eintragung der Kapitalerhöhung in das Handelsregister erfolgte am 14. Januar 2005.

Das voll einbezahlte Stammkapital beträgt nunmehr zum 31. Dezember 2004 EUR 2.210.000,00. Gesellschafter der Gesellschaft sind:

	EUR	Kapitalanteil
Blade Lux Holding Two S.a.r.l., Luxemburg	2.030.000,00	91,86 %
Blade Management Beteiligungs GmbH & Co. KG	180.000,00	8,14 %
	2.210.000,00	100,00 %

2.2 Organe und Beschlüsse

Die Gesellschaft hat einen oder mehrere Geschäftsführer.

Ein Geschäftsführer vertritt die Gesellschaft alleine, solange er einziger Geschäftsführer ist. Hat die Gesellschaft mehr als einen Geschäftsführer, wird sie entweder durch zwei Geschäftsführer gemeinsam oder durch einen Geschäftsführer zusammen mit einem Prokuristen vertreten.

Geschäftsführer der Gesellschaft sind:

Johannes Huth, London	bis 22. April 2004
Bernd Kessler, Strasslach	ab 1. August 2004
Udo Stark, München	ab 1. Januar 2005
Dr. Klaus Steffens, Bernried	vom 22. April 2004 bis 31. Dezember 2004
Dr. Michael Süß, Starnberg	ab 22. April 2004
Reiner Winkler, Riemerling	ab 22. April 2004

Die Geschäftsführer Herr Dr. Michael Süß und Herr Reiner Winkler sind vom Selbstkontrahierungsverbot des § 181 BGB befreit.

2.3 Unternehmensverbindungen

Die Gesellschaft ist Alleingesellschafterin bei der MTU Aero Engines Zweite Holding GmbH (vormals: Blade Erste Participation GmbH), München. Die Stammeinlage beträgt EUR 25.000,00.

2.4 Steuerliche Verhältnisse

Eine steuerliche Außenprüfung hat noch nicht stattgefunden.

Allgemeine Auftragsbedingungen

für

Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften

vom 1. Januar 2002

1. Geltungsbereich

(1) Die Auftragsbedingungen gelten für die Verträge zwischen Wirtschaftsprüfern oder Wirtschaftsprüfungsgesellschaften (im nachstehenden zusammenfassend „Wirtschaftsprüfer" genannt) und ihren Auftraggebern über Prüfungen, Beratungen und sonstige Aufträge, soweit nicht etwas anderes ausdrücklich schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist.

(2) Werden im Einzelfall ausnahmsweise vertragliche Beziehungen auch zwischen dem Wirtschaftsprüfer und anderen Personen als dem Auftraggeber begründet, so gelten auch gegenüber solchen Dritten die Bestimmungen der nachstehenden Nr. 9.

2. Umfang und Ausführung des Auftrages

(1) Gegenstand des Auftrages ist die vereinbarte Leistung, nicht ein bestimmter wirtschaftlicher Erfolg. Der Auftrag wird nach den Grundsätzen ordnungsmäßiger Berufsausübung ausgeführt. Der Wirtschaftsprüfer ist berechtigt, sich zur Durchführung des Auftrages sachverständiger Personen zu bedienen.

(2) Die Berücksichtigung ausländischen Rechts bedarf – außer bei betriebswirtschaftlichen Prüfungen – der ausdrücklichen schriftlichen Vereinbarung.

(3) Der Auftrag erstreckt sich, soweit er nicht darauf gerichtet ist, nicht auf die Prüfung der Frage, ob die Vorschriften des Steuerrechts oder Sondervorschriften, wie z. B. die Vorschriften des Preis-, Wettbewerbsbeschränkungs- und Bewirtschaftungsrechts beachtet sind; das gleiche gilt für die Feststellung, ob Subventionen, Zulagen oder sonstige Vergünstigungen in Anspruch genommen werden können. Die Ausführung eines Auftrages umfaßt nur dann Prüfungshandlungen, die gezielt auf die Aufdeckung von Buchfälschungen und sonstigen Unregelmäßigkeiten gerichtet sind, wenn sich bei der Durchführung von Prüfungen dazu ein Anlaß ergibt oder dies ausdrücklich schriftlich vereinbart ist.

(4) Ändert sich die Rechtslage nach Abgabe der abschließenden beruflichen Äußerung, so ist der Wirtschaftsprüfer nicht verpflichtet, den Auftraggeber auf Änderungen oder sich daraus ergebende Folgerungen hinzuweisen.

3. Aufklärungspflicht des Auftraggebers

(1) Der Auftraggeber hat dafür zu sorgen, daß dem Wirtschaftsprüfer auch ohne dessen besondere Aufforderung alle für die Ausführung des Auftrages notwendigen Unterlagen rechtzeitig vorgelegt werden und ihm von allen Vorgängen und Umständen Kenntnis gegeben wird, die für die Ausführung des Auftrages von Bedeutung sein können. Dies gilt auch für die Unterlagen, Vorgänge und Umstände, die erst während der Tätigkeit des Wirtschaftsprüfers bekannt werden.

(2) Auf Verlangen des Wirtschaftsprüfers hat der Auftraggeber die Vollständigkeit der vorgelegten Unterlagen und der gegebenen Auskünfte und Erklärungen in einer vom Wirtschaftsprüfer formulierten schriftlichen Erklärung zu bestätigen.

4. Sicherung der Unabhängigkeit

Der Auftraggeber steht dafür ein, daß alles unterlassen wird, was die Unabhängigkeit der Mitarbeiter des Wirtschaftsprüfers gefährden könnte. Dies gilt insbesondere für Angebote auf Anstellung und für Angebote, Aufträge auf eigene Rechnung zu übernehmen.

5. Berichterstattung und mündliche Auskünfte

Hat der Wirtschaftsprüfer die Ergebnisse seiner Tätigkeit schriftlich darzustellen, so ist nur die schriftliche Darstellung maßgebend. Bei Prüfungsaufträgen wird der Bericht, soweit nichts anderes vereinbart ist, schriftlich erstattet. Mündliche Erklärungen und Auskünfte von Mitarbeitern des Wirtschaftsprüfers außerhalb des erteilten Auftrages sind stets unverbindlich.

6. Schutz des geistigen Eigentums des Wirtschaftsprüfers

Der Auftraggeber steht dafür ein, daß die im Rahmen des Auftrages vom Wirtschaftsprüfer gefertigten Gutachten, Organisationspläne, Entwürfe, Zeichnungen, Aufstellungen und Berechnungen, insbesondere Massen- und Kostenberechnungen, nur für seine eigenen Zwecke verwendet werden.

7. Weitergabe einer beruflichen Äußerung des Wirtschaftsprüfers

(1) Die Weitergabe beruflicher Äußerungen des Wirtschaftsprüfers (Berichte, Gutachten und dgl.) an einen Dritten bedarf der schriftlichen Zustimmung des Wirtschaftsprüfers, soweit sich nicht bereits aus dem Auftragsinhalt die Einwilligung zur Weitergabe an einen bestimmten Dritten ergibt.

Gegenüber einem Dritten haftet der Wirtschaftsprüfer (im Rahmen von Nr. 9) nur, wenn die Voraussetzungen des Satzes 1 gegeben sind.

(2) Die Verwendung beruflicher Äußerungen des Wirtschaftsprüfers zu Werbezwecken ist unzulässig; ein Verstoß berechtigt den Wirtschaftsprüfer zur fristlosen Kündigung aller noch nicht durchgeführten Aufträge des Auftraggebers.

8. Mängelbeseitigung

(1) Bei etwaigen Mängeln hat der Auftraggeber Anspruch auf Nacherfüllung durch den Wirtschaftsprüfer. Nur bei Fehlschlagen der Nacherfüllung kann er auch Herabsetzung der Vergütung oder Rückgängigmachung des Vertrages verlangen; ist der Auftrag von einem Kaufmann im Rahmen seines Handelsgewerbes, einer juristischen Person des öffentlichen Rechts oder von einem öffentlich-rechtlichen Sondervermögen erteilt worden, so kann der Auftraggeber die Rückgängigmachung des Vertrages nur verlangen, wenn die erbrachte Leistung wegen Fehlschlagens der Nacherfüllung für ihn ohne Interesse ist. Soweit darüber hinaus Schadensersatzansprüche bestehen, gilt Nr. 9.

(2) Der Anspruch auf Beseitigung von Mängeln muß vom Auftraggeber unverzüglich schriftlich geltend gemacht werden. Ansprüche nach Abs. 1, die nicht auf einer vorsätzlichen Handlung beruhen, verjähren nach Ablauf eines Jahres ab dem gesetzlichen Verjährungsbeginn.

(3) Offenbare Unrichtigkeiten, wie z. B. Schreibfehler, Rechenfehler und formelle Mängel, die in einer beruflichen Äußerung (Bericht, Gutachten und dgl.) des Wirtschaftsprüfers enthalten sind, können jederzeit vom Wirtschaftsprüfer auch Dritten gegenüber berichtigt werden. Unrichtigkeiten, die geeignet sind, in der beruflichen Äußerung des Wirtschaftsprüfers enthaltene Ergebnisse in Frage zu stellen, berechtigen diesen, die Äußerung auch Dritten gegenüber zurückzunehmen. In den vorgenannten Fällen ist der Auftraggeber vom Wirtschaftsprüfer tunlichst vorher zu hören.

9. Haftung

(1) Für gesetzlich vorgeschriebene Prüfungen gilt die Haftungsbeschränkung des § 323 Abs. 2 HGB.

(2) Haftung bei Fahrlässigkeit; Einzelner Schadensfall

Falls weder Abs. 1 eingreift noch eine Regelung im Einzelfall besteht, ist die Haftung des Wirtschaftsprüfers für Schadensersatzansprüche jeder Art, mit Ausnahme von Schäden aus der Verletzung von Leben, Körper und Gesundheit, bei einem fahrlässig verursachten einzelnen Schadensfall gem. § 54a Abs. 1 Nr. 2 WPO auf 4 Mio. € beschränkt; dies gilt auch dann, wenn eine Haftung gegenüber einer anderen Person als dem Auftraggeber begründet sein sollte. Ein einzelner Schadensfall ist auch bezüglich eines aus mehreren Pflichtverletzungen stammenden einheitlichen Schadens gegeben. Der einzelne Schadensfall umfaßt sämtliche Folgen einer Pflichtverletzung ohne Rücksicht darauf, ob Schäden in einem oder in mehreren aufeinanderfolgenden Jahren entstanden sind. Dabei gilt mehrfaches auf gleicher oder gleichartiger Fehlerquelle beruhendes Tun oder Unterlassen als einheitliche Pflichtverletzung, wenn die betreffenden Angelegenheiten miteinander in rechtlichem oder wirtschaftlichem Zusammenhang stehen. In diesem Fall kann der Wirtschaftsprüfer nur bis zur Höhe von 5 Mio. € in Anspruch genommen werden. Die Begrenzung auf das Fünffache der Mindestversicherungssumme gilt nicht bei gesetzlich vorgeschriebenen Pflichtprüfungen.

(3) Ausschlußfristen

Ein Schadensersatzanspruch kann nur innerhalb einer Ausschlußfrist von einem Jahr geltend gemacht werden, nachdem der Anspruchsberechtigte von dem Schaden und von dem anspruchsbegründenden Ereignis Kenntnis erlangt hat, spätestens aber innerhalb von 5 Jahren nach dem anspruchsbegründenden Ereignis. Der Anspruch erlischt, wenn nicht innerhalb einer Frist von sechs Monaten seit der schriftlichen Ablehnung der Ersatzleistung Klage erhoben wird und der Auftraggeber auf diese Folge hingewiesen wurde. Das Recht, die Einrede der Verjährung geltend zu machen, bleibt unberührt. Die Sätze 1 bis 3 gelten auch bei gesetzlich vorgeschriebenen Prüfungen mit gesetzlicher Haftungsbeschränkung.

© IDW-Verlag GmbH · Postfach 32 05 80 · 40420 Düsseldorf · Telefax 02 11/45 61-206 · 52001

2. MAI. 2005 17:58 | MTU MUC ABT AS | NR. 004 S. 34

10. Ergänzende Bestimmungen für Prüfungsaufträge

(1) Eine nachträgliche Änderung oder Kürzung des durch den Wirtschaftsprüfer geprüften und mit einem Bestätigungsvermerk versehenen Abschlusses oder Lageberichts bedarf, auch wenn eine Veröffentlichung nicht stattfindet, der schriftlichen Einwilligung des Wirtschaftsprüfers. Hat der Wirtschaftsprüfer einen Bestätigungsvermerk nicht erteilt, so ist ein Hinweis auf die durch den Wirtschaftsprüfer durchgeführte Prüfung im Lagebericht oder an anderer für die Öffentlichkeit bestimmter Stelle nur mit schriftlicher Einwilligung des Wirtschaftsprüfers und mit dem von ihm genehmigten Wortlaut zulässig.

(2) Widerruft der Wirtschaftsprüfer den Bestätigungsvermerk, so darf der Bestätigungsvermerk nicht weiterverwendet werden. Hat der Auftraggeber den Bestätigungsvermerk bereits verwendet, so hat er auf Verlangen des Wirtschaftsprüfers den Widerruf bekanntzugeben.

(3) Der Auftraggeber hat Anspruch auf fünf Berichtsausfertigungen. Weitere Ausfertigungen werden besonders in Rechnung gestellt.

11. Ergänzende Bestimmungen für Hilfeleistung in Steuersachen

(1) Der Wirtschaftsprüfer ist berechtigt, sowohl bei der Beratung in steuerlichen Einzelfragen als auch im Falle der Dauerberatung die vom Auftraggeber genannten Tatsachen, insbesondere Zahlenangaben, als richtig und vollständig zugrunde zu legen; dies gilt auch für Buchführungsaufträge. Er hat jedoch den Auftraggeber auf von ihm festgestellte Unrichtigkeiten hinzuweisen.

(2) Der Steuerberatungsauftrag umfaßt nicht die zur Wahrung von Fristen erforderlichen Handlungen, es sei denn, daß der Wirtschaftsprüfer hierzu ausdrücklich den Auftrag übernommen hat. In diesem Falle hat der Auftraggeber dem Wirtschaftsprüfer alle für die Wahrung von Fristen wesentlichen Unterlagen, insbesondere Steuerbescheide, so rechtzeitig vorzulegen, daß dem Wirtschaftsprüfer eine angemessene Bearbeitungszeit zur Verfügung steht.

(3) Mangels einer anderweitigen schriftlichen Vereinbarung umfaßt die laufende Steuerberatung folgende, in die Vertragsdauer fallenden Tätigkeiten:

a) Ausarbeitung der Jahressteuererklärungen für die Einkommensteuer, Körperschaftsteuer und Gewerbesteuer sowie der Vermögensteuererklärungen, und zwar auf Grund der vom Auftraggeber vorzulegenden Jahresabschlüsse und sonstiger, für die Besteuerung erforderlicher Aufstellungen und Nachweise

b) Nachprüfung von Steuerbescheiden zu den unter a) genannten Steuern

c) Verhandlungen mit den Finanzbehörden im Zusammenhang mit den unter a) und b) genannten Erklärungen und Bescheiden

d) Mitwirkung bei Betriebsprüfungen und Auswertung der Ergebnisse von Betriebsprüfungen hinsichtlich der unter a) genannten Steuern

e) Mitwirkung in Einspruchs- und Beschwerdeverfahren hinsichtlich der unter a) genannten Steuern.

Der Wirtschaftsprüfer berücksichtigt bei den vorgenannten Aufgaben die wesentliche veröffentlichte Rechtsprechung und Verwaltungsauffassung.

(4) Erhält der Wirtschaftsprüfer für die laufende Steuerberatung ein Pauschalhonorar, so sind mangels anderweitiger schriftlicher Vereinbarungen die unter Abs. 3 d) und e) genannten Tätigkeiten gesondert zu honorieren.

(5) Die Bearbeitung besonderer Einzelfragen der Einkommensteuer, Körperschaftsteuer, Gewerbesteuer, Einheitsbewertung und Vermögensteuer sowie aller Fragen der Umsatzsteuer, Lohnsteuer, sonstigen Steuern und Abgaben erfolgt auf Grund eines besonderen Auftrages. Dies gilt auch für

a) die Bearbeitung einmalig anfallender Steuerangelegenheiten, z. B. auf dem Gebiet der Erbschaftsteuer, Kapitalverkehrsteuer, Grunderwerbsteuer,

b) die Mitwirkung und Vertretung in Verfahren vor den Gerichten der Finanz- und der Verwaltungsgerichtsbarkeit sowie in Steuerstrafsachen und

c) die beratende und gutachtliche Tätigkeit im Zusammenhang mit Umwandlung, Verschmelzung, Kapitalerhöhung und -herabsetzung, Sanierung, Eintritt und Ausscheiden eines Gesellschafters, Betriebsveräußerung, Liquidation und dergleichen.

(6) Soweit auch die Ausarbeitung der Umsatzsteuerjahreserklärung als zusätzliche Tätigkeit übernommen wird, gehört dazu nicht die Überprüfung etwaiger besonderer buchmäßiger Voraussetzungen sowie die Frage, ob alle in Betracht kommenden umsatzsteuerrechtlichen Vergünstigungen wahrgenommen worden sind. Eine Gewähr für die vollständige Erfassung der Unterlagen zur Geltendmachung des Vorsteuerabzuges wird nicht übernommen.

12. Schweigepflicht gegenüber Dritten, Datenschutz

(1) Der Wirtschaftsprüfer ist nach Maßgabe der Gesetze verpflichtet, über alle Tatsachen, die ihm im Zusammenhang mit seiner Tätigkeit für den Auftraggeber bekannt werden, Stillschweigen zu bewahren, gleichviel, ob es sich dabei um den Auftraggeber selbst oder dessen Geschäftsverbindungen handelt, es sei denn, daß der Auftraggeber ihn von dieser Schweigepflicht entbindet.

(2) Der Wirtschaftsprüfer darf Berichte, Gutachten und sonstige schriftliche Äußerungen über die Ergebnisse seiner Tätigkeit Dritten nur mit Einwilligung des Auftraggebers aushändigen.

(3) Der Wirtschaftsprüfer ist befugt, ihm anvertraute personenbezogene Daten im Rahmen der Zweckbestimmung des Auftraggebers zu verarbeiten oder durch Dritte verarbeiten zu lassen.

13. Annahmeverzug und unterlassene Mitwirkung des Auftraggebers

Kommt der Auftraggeber mit der Annahme der vom Wirtschaftsprüfer angebotenen Leistung in Verzug oder unterläßt der Auftraggeber eine ihm nach Nr. 3 oder sonstwie obliegende Mitwirkung, so ist der Wirtschaftsprüfer zur fristlosen Kündigung des Vertrages berechtigt. Unberührt bleibt der Anspruch des Wirtschaftsprüfers auf Ersatz der ihm durch den Verzug oder die unterlassene Mitwirkung des Auftraggebers entstandenen Mehraufwendungen sowie des verursachten Schadens, und zwar auch dann, wenn der Wirtschaftsprüfer von dem Kündigungsrecht keinen Gebrauch macht.

14. Vergütung

(1) Der Wirtschaftsprüfer hat neben seiner Gebühren- oder Honorarforderung Anspruch auf Erstattung seiner Auslagen; die Umsatzsteuer wird zusätzlich berechnet. Er kann angemessene Vorschüsse auf Vergütung und Auslagenersatz verlangen und die Auslieferung seiner Leistung von der vollen Befriedigung seiner Ansprüche abhängig machen. Mehrere Auftraggeber haften als Gesamtschuldner.

(2) Eine Aufrechnung gegen Forderungen des Wirtschaftsprüfers auf Vergütung und Auslagenersatz ist nur mit unbestrittenen oder rechtskräftig festgestellten Forderungen zulässig.

15. Aufbewahrung und Herausgabe von Unterlagen

(1) Der Wirtschaftsprüfer bewahrt die im Zusammenhang mit der Erledigung eines Auftrages ihm übergebenen und von ihm selbst angefertigten Unterlagen sowie den über den Auftrag geführten Schriftwechsel sieben Jahre auf.

(2) Nach Befriedigung seiner Ansprüche aus dem Auftrag hat der Wirtschaftsprüfer auf Verlangen des Auftraggebers alle Unterlagen herauszugeben, die er aus Anlaß seiner Tätigkeit für den Auftrag von diesem oder für diesen erhalten hat. Dies gilt jedoch nicht für den Schriftwechsel zwischen dem Wirtschaftsprüfer und seinem Auftraggeber und für die Schriftstücke, die dieser bereits in Urschrift oder Abschrift besitzt. Der Wirtschaftsprüfer kann von Unterlagen, die er an den Auftraggeber zurückgibt, Abschriften oder Fotokopien anfertigen und zurückbehalten.

16. Anzuwendendes Recht

Für den Auftrag, seine Durchführung und die sich hieraus ergebenden Ansprüche gilt nur deutsches Recht.

© IDW-Verlag GmbH · Postfach 32 05 80 · 40420 Düsseldorf Telefax 02 11/4561-206

Deloitte.

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH) München

Bericht über die Prüfung
des Jahresabschlusses
für das Rumpfgeschäftsjahr vom
15. Juli bis 31. Dezember 2003

2. MAI. 2005 17:59:09 MTU MUC ABT AS NR. 004 S. 36 Nr. 042 S. 1

Deloitte.

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft
Rosenheimer Platz 4
81669 München

Postfach 80 20 60
81620 München
Deutschland

Tel +49 89 29036-0
Fax +49 89 29036-8108
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MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH) München

Bericht über die Prüfung
des Jahresabschlusses
für das Rumpfgeschäftsjahr vom
15. Juli bis 31. Dezember 2003

Ausfertigung 3 von 10

Deloitte.

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Inhaltsübersicht

Wir weisen darauf hin, dass bei der Verwendung von gerundeten Beträgen und Prozentangaben aufgrund kaufmännischer Rundung Differenzen auftreten können.

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1 PRÜFUNGSAUFTRAG

Die gesetzlichen Vertreter der

MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München

– nachfolgend auch kurz „Gesellschaft" genannt –

haben uns den Auftrag zur Durchführung einer Abschlussprüfung für das Rumpfgeschäftsjahr vom 15. Juli bis 31. Dezember 2003 entsprechend § 317 HGB erteilt.

Bei der Erstellung des Prüfungsberichts haben wir die deutschen Grundsätze ordnungsmäßiger Berichterstattung bei Abschlussprüfungen (Prüfungsstandard des Instituts der Wirtschaftsprüfer – IDW PS 450) beachtet.

Für die Durchführung des Auftrags und unsere Verantwortlichkeit, auch im Verhältnis zu Dritten, gelten die unter dem 15./20. Juli 2004 getroffenen Vereinbarungen sowie ergänzend die als Anlage beigefügten „Allgemeinen Auftragsbedingungen für Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften" in der Fassung vom 1. Januar 2002.

Dieser Prüfungsbericht wurde nur zur Dokumentation der durchgeführten Prüfung gegenüber der Gesellschaft und nicht für Zwecke Dritter erstellt, denen gegenüber wir entsprechend der im Regelungsbereich des § 323 HGB geltenden Rechtslage keine Haftung übernehmen.

2 GRUNDSÄTZLICHE FESTSTELLUNGEN

Stellungnahme zur Lagebeurteilung der gesetzlichen Vertreter

Da die gesetzlichen Vertreter unter Inanspruchnahme der Erleichterungen gemäß § 264 Abs. 1 Satz 3 HGB zulässigerweise keinen Lagebericht aufgestellt haben, können wir als Abschlussprüfer zur Beurteilung der Lage der Gesellschaft durch die gesetzlichen Vertreter, wie sie ansonsten im Lagebericht zum Ausdruck käme, nicht nach § 321 Abs. 1 Satz 2 HGB Stellung nehmen.

Aus dem Jahresabschluss und den sonstigen geprüften Unterlagen heben wir folgende Aspekte hervor, die für die Beurteilung der wirtschaftlichen Lage der Gesellschaft von besonderer Bedeutung sind:

Entsprechend dem Unternehmensgegenstand ist die Gesellschaft Alleingesellschafterin bei der MTU Aero Engines Zweite Holding GmbH (vormals: Blade Erste Participation GmbH), München. Die Stammeinlage beträgt EUR 25.000,00.

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Ergänzend verweisen wir zur Lagebeurteilung auf unsere Ausführungen zur Gesamtaussage des Jahresabschlusses der Gesellschaft in Abschnitt 4.2 unseres Berichts.

3 GEGENSTAND, ART UND UMFANG DER PRÜFUNG

Prüfungsgegenstand

Gegenstand unserer Abschlussprüfung waren

- die Buchführung
- der Jahresabschluss (Bilanz, Gewinn- und Verlustrechnung, Anhang)

der Gesellschaft.

Die Buchführung und die Aufstellung des Jahresabschlusses nach den deutschen handelsrechtlichen Vorschriften liegen in der Verantwortung der gesetzlichen Vertreter der Gesellschaft; dies gilt auch für die Angaben, die wir zu diesen Unterlagen erhalten haben. Unsere Aufgabe ist es, diese Unterlagen und Angaben im Rahmen unserer pflichtgemäßen Prüfung zu beurteilen.

Die Prüfung der Einhaltung anderer Vorschriften gehört nur insoweit zu den Aufgaben der Abschlussprüfung, als sich aus ihnen üblicherweise Rückwirkungen auf den Jahresabschluss ergeben.

Art und Umfang der Prüfung

Die Prüfung wurde von uns im Juli 2004 durchgeführt.

Wir haben die Abschlussprüfung entsprechend § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen.

Die Abschlussprüfung ist nach § 317 HGB problembezogen so anzulegen, dass wesentliche Unrichtigkeiten und Verstöße gegen Rechnungslegungsvorschriften mit hinreichender Sicherheit erkannt werden. Um diesen Anforderungen gerecht zu werden, wenden wir unseren risiko- und prozessorientierten Prüfungsansatz an; zu dessen Umsetzung bedienen wir uns unserer Prüfungssoftware Audit-System/2. Sie unterstützt die Planung, Durchführung und Dokumentation der Abschlussprüfung.

Im Rahmen der Prüfungsplanung haben wir uns einen Überblick über die Geschäftstätigkeit, das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie deren Rechnungswesen verschafft und eine analytische Durchsicht des Jahresabschlusses vorgenommen sowie den Gesellschaftsvertrag eingesehen. Die Prüfungsstrategie wurde von uns nach den hierbei gewonnenen Erkenntnissen und den Erwartungen über mögliche Fehler festgelegt. Das interne Kontrollsystem der Gesellschaft haben wir untersucht, soweit es für eine ordnungsgemäße Rechnungslegung von Bedeutung ist; das interne Kontrollsystem in seiner Gesamtheit war nicht Gegenstand unserer Abschlussprüfung.

Bei der Durchführung unserer Prüfung haben wir uns nicht auf Kontrollverfahren der Gesellschaft gestützt. Daher haben wir unter Berücksichtigung unserer Risikoeinschätzung unsere analytischen Prüfungshandlungen und stichprobenweisen Einzelfallprüfungen von Geschäftsvorfällen und Beständen in nicht reduziertem Umfang durchgeführt. Bei Einzelfallprüfungen haben wir Stichproben in bewusster Auswahl gezogen.

Bei der Prüfung der Eröffnungsbilanzwerte haben wir uns insbesondere auf die diesen zu Grunde liegenden Aufzeichnungen, auf Bestätigungen von Dritten, Einzelaufstellungen, den Gesellschaftsvertrag, registergerichtliche Eintragungen und Gesellschafterversammlungsprotokolle gestützt sowie die Bewertung von Eröffnungsbilanzwerten in Stichproben geprüft.

Die gesetzlichen Vertreter haben alle gewünschten Aufklärungen und Nachweise erbracht und unter dem 23. Juli 2004 die berufsübliche Vollständigkeitserklärung in schriftlicher Form abgegeben. Darin wird insbesondere versichert, dass in der Buchführung alle buchungspflichtigen Vorgänge und in dem vorliegenden Jahresabschluss alle bilanzierungspflichtigen Vermögenswerte, Verpflichtungen und Abgrenzungen, außerdem sämtliche Aufwendungen und Erträge enthalten, ferner alle Wagnisse berücksichtigt sowie alle erforderlichen Angaben gemacht sind.

4 FESTSTELLUNGEN UND ERLÄUTERUNGEN ZUR RECHNUNGSLEGUNG

4.1 Ordnungsmäßigkeit der Rechnungslegung

4.1.1 Buchführung und weitere geprüfte Unterlagen

Die Buchführung entspricht den gesetzlichen Vorschriften einschließlich der Grundsätze ordnungsmäßiger Buchführung. Die aus den weiteren geprüften Unterlagen zu entnehmenden Informationen führen zu einer ordnungsgemäßen Abbildung in Buchführung und Jahresabschluss.

4.1.2 Jahresabschluss

Der Jahresabschluss zum 31. Dezember 2003 ist diesem Bericht als Anlagen 1.1 bis 1.3 beigefügt.

Der Jahresabschluss wurde ordnungsmäßig aus der Buchführung und den weiteren geprüften Unterlagen abgeleitet. Die gesetzlichen Vorschriften zur Gliederung, Bilanzierung und Bewertung sowie zum Anhang wurden eingehalten.

4.2 Gesamtaussage des Jahresabschlusses

Der Jahresabschluss insgesamt, d.h. das Zusammenwirken von Bilanz, Gewinn- und Verlustrechnung und Anhang, vermittelt unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft.

Aufgrund der bereits aus dem Jahresabschluss erkennbaren einfachen wirtschaftlichen Verhältnisse kann auf zusätzliche Angaben zur Vermögens-, Finanz- und Ertragslage im Prüfungsbericht verzichtet werden.

5 WIEDERGABE DES BESTÄTIGUNGSVERMERKS

Wir haben dem Jahresabschluss für das Rumpfgeschäftsjahr vom 15. Juli bis 31. Dezember 2003 der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München, in der Fassung der Anlage 1 den folgenden unter dem 23. Juli 2004 unterzeichneten uneingeschränkten Bestätigungsvermerk erteilt:

„Bestätigungsvermerk des Abschlussprüfers

Wir haben den Jahresabschluss unter Einbeziehung der Buchführung der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München, für das Rumpfgeschäftsjahr vom 15. Juli bis 31. Dezember 2003 geprüft. Die Buchführung und die Aufstellung des Jahresabschlusses nach den deutschen handelsrechtlichen Vorschriften liegen in der Verantwortung der gesetzlichen Vertreter der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung abzugeben.

Wir haben unsere Jahresabschlussprüfung entsprechend § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung und Jahresabschluss überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München."

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6 SCHLUSSBEMERKUNG

Den vorstehenden Bericht über unsere Prüfung des Jahresabschlusses für das Rumpfgeschäftsjahr 2003 der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München, erstatten wir in Übereinstimmung mit den gesetzlichen Vorschriften und den deutschen Grundsätzen ordnungsmäßiger Berichterstattung bei Abschlussprüfungen (Prüfungsstandard des Instituts der Wirtschaftsprüfer – IDW PS 450).

Zu dem von uns unter dem 23. Juli 2004 erteilten uneingeschränkten Bestätigungsvermerk verweisen wir auf Berichtsabschnitt 5 „Wiedergabe des Bestätigungsvermerks".

München, den 23. Juli 2004

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(Müller) Wirtschaftsprüfer

(Dr. Reitmayr) Wirtschaftsprüfer

Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft WIRTSCHAFTS-PRÜFUNGS-GESELLSCHAFT SIEGEL München

Für Veröffentlichungen oder die Weitergabe des Jahresabschlusses in einer von der testierten Fassung abweichenden Form sowie für den Fall der Übersetzung in andere Sprachen bedarf es zuvor unserer erneuten Stellungnahme, falls dabei der von uns erteilte Bestätigungsvermerk zitiert wird oder ein Hinweis auf unsere Jahresabschlussprüfung erfolgt; wir weisen hierzu auf die Bestimmungen des § 328 HGB hin.

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MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH) München

Jahresabschluss
für das Rumpfgeschäftsjahr vom
15. Juli bis 31. Dezember 2003

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NR. 842 S. 10

MTU Aero Engines
Erste Holding GmbH
(vormals: Blade Erste Holding GmbH), München

Bilanz zum 31. Dezember 2003

in Euro

	Anhang	Stand am 31.12.2003		Stand am 15.07.2003
AKTIVA				
Anlagevermögen				
Finanzanlagen	(1)	273.529.900,00		0,00
			273.529.900,00	0,00
Umlaufvermögen				
Sonstige Vermögensgegenstände	(2)	26,00		0,00
Zahlungsmittel		25.067,95		25.000,00
			25.093,95	25.000,00
			273.554.993,95	25.000,00
PASSIVA				
Eigenkapital				
Gezeichnetes Kapital		25.000,00		25.000,00
Kapitalrücklage	(3)	201.500.000,00		0,00
Bilanzgewinn		69,95		0,00
			201.525.069,95	25.000,00
Rückstellungen				
Übrige Rückstellungen		24,00		0,00
			24,00	0,00
Verbindlichkeiten				
Übrige Verbindlichkeiten	(4)	72.029.900,00		0,00
			72.029.900,00	0,00
			273.554.993,95	25.000,00

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MTU Aero Engines
Erste Holding GmbH
(vormals: Blade Erste Holding GmbH), München

Anlage 1.2

Gewinn- und Verlustrechnung für das Geschäftsjahr 2003

in Euro

	Anhang	2003
Allgemeine Verwaltungskosten	(5)	-47,47
Zinsergebnis		168,85
Ergebnis der gewöhnlichen Geschäftstätigkeit		121,38
Steuern vom Einkommen und Ertrag		-51,43
Jahresüberschuss/Bilanzgewinn		69,95

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MTU Aero Engines
Erste Holding GmbH
(vormals: Blade Erste Holding GmbH), München

Grundlagen und Methoden

Der Jahresabschluss der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München, wird nach handelsrechtlichen Rechnungslegungsvorschriften aufgestellt. Die in der Bilanz und in der Gewinn- und Verlustrechnung, die nach dem Umsatzkostenverfahren erstellt wird, zusammengefassten Posten sind im Anhang gesondert aufgeführt und erläutert.

Bilanzierung und Bewertung

Die MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München, ist eine kleine Kapitalgesellschaft gemäß § 267 Abs. 1 HGB. Die gesetzlichen Erleichterungen für kleine Kapitalgesellschaften bei der Aufstellung des Abschlusses (§§ 274a, 276 und 288 HGB) wurden in Anspruch genommen.

Die Bewertung der Anteile an verbundenen Unternehmen erfolgt zu Anschaffungskosten.

Die Sonstigen Vermögensgegenstände und Zahlungsmittel sind mit dem Nennbetrag angesetzt.

Die Sonstigen Rückstellungen sind nach den Grundsätzen vernünftiger kaufmännischer Beurteilung ermittelt.

Die Verbindlichkeiten sind mit ihren Rückzahlungsbeträgen angesetzt.

Erläuterungen zur Bilanz der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München

(1) Finanzanlagen

Die Finanzanlagen betreffen die MTU Aero Engines Zweite Holding GmbH (vormals: Blade Erste Participation GmbH). Das Eigenkapital dieser Gesellschaft beträgt 273.624.609,12 Euro. Im Geschäftsjahr weist die Gesellschaft einen Verlust von 390,86 Euro aus.

(2) Sonstige Vermögensgegenstände

	31.12.2003	Euro
Sonstige Vermögensgegenstände		26,00
- Restlaufzeit bis 1 Jahr		

(3) Kapitalrücklage

Die Kapitalrücklage gem. § 272 Abs. 4 HGB betrifft die im Berichtsjahr geleistete Kapitaleinzahlung der Blade Lux Holding Two S.a.r.L..

(4) Übrige Verbindlichkeiten

		31.12.2003 TEuro
Verbindlichkeiten gegenüber verbundenen Unternehmen		72.029.900,00
- davon Restlaufzeit bis 1 Jahr	29.900,00	
mehr als 5 Jahre	72.000.000,00	

MTU Aero Engines
Erste Holding GmbH
(vormals: Blade Erste Holding GmbH), München

Anlagevermögen der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München

in Euro

	Anschaffungskosten			Buchwerte
	15.07.2003	Zugänge	31.12.2003	31.12.2003
Finanzanlagen				
Anteile an verbundenen Unternehmen	0,00	273.529.900,00	273.529.900,00	273.529.900,00
	0,00	273.529.900,00	273.529.900,00	273.529.900,00

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MTU Aero Engines
Erste Holding GmbH
(vormals: Blade Erste Holding GmbH), München

Erläuterungen zur Gewinn - und Verlustrechnung der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München

(5) Allgemeine Verwaltungskosten

Die Allgemeine Verwaltungskosten betreffen Bankspesen.

(5) Ergebnisverwendung

Die Geschäftsführung schlägt vor, den Bilanzgewinn auf das neue Jahr vorzutragen.

Organe

Geschäftsführung: Johannes Huth, London

München, den 16. April 2004

Die Geschäftsführung

Johannes Huth

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Anlage 1.4

Bestätigungsvermerk des Abschlussprüfers

Wir haben den Jahresabschluss unter Einbeziehung der Buchführung der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München, für das Rumpfgeschäftsjahr vom 15. Juli bis 31. Dezember 2003 geprüft. Die Buchführung und die Aufstellung des Jahresabschlusses nach den deutschen handelsrechtlichen Vorschriften liegen in der Verantwortung der gesetzlichen Vertreter der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung abzugeben.

Wir haben unsere Jahresabschlussprüfung entsprechend § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung und Jahresabschluss überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der MTU Aero Engines Erste Holding GmbH (vormals: Blade Erste Holding GmbH), München.

München, den 23. Juli 2004

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft – Wirtschaftsprüfungsgesellschaft Siegel – München

(Müller)
Wirtschaftsprüfer

(Dr. Reichmayr)
Wirtschaftsprüfer

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WIRTSCHAFTLICHE UND RECHTLICHE GRUNDLAGEN

2.1 Grundlagen

Die Gesellschaft wurde mit notariell beurkundetem Gesellschaftsvertrag (UR-Nr. 225/2003, Notar Dr. Klaus Sommerlad, Frankfurt am Main) vom 15. Juli 2003 errichtet und am 14. August 2003 unter der Firma Deukalion Neunzehnte Vermögensverwaltungs-GmbH, mit Sitz in Frankfurt am Main, im Handelsregister des Amtsgerichts Frankfurt am Main unter HR B 57350 eingetragen.

Gegenstand des Unternehmens war die Verwaltung des eigenen Vermögens.

Das Geschäftsjahr entspricht dem Kalenderjahr.

Mit notariell beglaubigtem Gesellschafterbeschluss vom 5. November 2003 (UR-Nr. 362/2003, Notar Dr. Klaus Sommerlad, Frankfurt am Main) wurde der Gesellschaftsvertrag geändert. Die Firma der Gesellschaft wurde geändert in Blade Erste Holding GmbH. Des Weiteren wurde der Gegenstand des Unternehmens wie folgt neu gefasst:

Gegenstand des Unternehmens ist der Erwerb, das Halten, das Verwalten und die Veräußerung von Beteiligungen an anderen Unternehmen, insbesondere einer Beteiligung an der Blade Erste Participation GmbH (vormals: Galatea Dreizehnte Vermögensverwaltungs-GmbH) mit dem Sitz in München (vormals: Frankfurt am Main).

Mit notariell beglaubigtem Gesellschafterbeschluss vom 3. Dezember 2003 (UR-Nr. 474/2003, Notar Dr. Klaus Sommerlad, Frankfurt am Main) wurde der Sitz der Gesellschaft nach München verlegt.

Mit Gesellschafterbeschluss vom 10. März 2004 wurde der Gesellschaftsvertrag geändert. Die Firma der Gesellschaft wurde geändert in MTU Aero Engines Erste Holding GmbH, München. Die Gesellschaft ist im Handelsregister des Amtsgerichts München unter HR B 151251 eingetragen.

Das voll einbezahlte Stammkapital beträgt EUR 25.000,00. Alleinige Gesellschafterin ist die Blade Lux Holding Two S.a.r.l., Luxembourg.

2.2 Organe und Beschlüsse

Die Gesellschaft hat einen oder mehrere Geschäftsführer.

Ein Geschäftsführer vertritt die Gesellschaft alleine, solange er einziger Geschäftsführer ist. Hat die Gesellschaft mehr als einen Geschäftsführer, wird sie entweder durch zwei Geschäftsführer gemeinsam oder durch einen Geschäftsführer zusammen mit einem Prokuristen vertreten.

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Geschäftsführer der Gesellschaft waren bis zum 4. November 2003 Herr Norbert Pacho (Wiesbaden), vom 5. November bis zum 17. November 2003 Herr Dietrich Hauptmeier (London) und vom 18. November 2003 bis 22. April 2004 Herr Johannes Huth (London). Geschäftsführer seit dem 22. April 2004 ist Herr Reiner Winkler (Riemerling).

2.3 Unternehmensverbindungen

Die Gesellschaft ist Alleingesellschafterin bei der MTU Aero Engines Zweite Holding GmbH (vormals: Blade Erste Participation GmbH), München. Die Stammeinlage beträgt EUR 25.000,00.

2.4 Steuerliche Verhältnisse

Eine steuerliche Außenprüfung hat noch nicht stattgefunden.

Allgemeine Auftragsbedingungen
für
Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften
vom 1. Januar 2002

1. Geltungsbereich

(1) Die Auftragsbedingungen gelten für die Verträge zwischen Wirtschaftsprüfern oder Wirtschaftsprüfungsgesellschaften (im nachstehenden zusammenfassend „Wirtschaftsprüfer" genannt) und ihren Auftraggebern über Prüfungen, Beratungen und sonstige Aufträge, soweit nicht etwas anderes ausdrücklich schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist.

(2) Werden im Einzelfall ausnahmsweise vertragliche Beziehungen auch zwischen dem Wirtschaftsprüfer und anderen Personen als dem Auftraggeber begründet, so gelten auch gegenüber solchen Dritten die Bestimmungen der nachstehenden Nr. 9.

2. Umfang und Ausführung des Auftrages

(1) Gegenstand des Auftrages ist die vereinbarte Leistung, nicht ein bestimmter wirtschaftlicher Erfolg. Der Auftrag wird nach den Grundsätzen ordnungsmäßiger Berufsausübung ausgeführt. Der Wirtschaftsprüfer ist berechtigt, sich zur Durchführung des Auftrages sachverständiger Personen zu bedienen.

(2) Die Berücksichtigung ausländischen Rechts bedarf – außer bei betriebswirtschaftlichen Prüfungen – der ausdrücklichen schriftlichen Vereinbarung.

(3) Der Auftrag erstreckt sich, soweit er nicht darauf gerichtet ist, nicht auf die Prüfung der Frage, ob die Vorschriften des Steuerrechts oder Sondervorschriften, wie z. B. die Vorschriften des Preis-, Wettbewerbsbeschränkungs- und Bewirtschaftungsrechts beachtet sind; das gleiche gilt für die Feststellung, ob Subventionen, Zulagen oder sonstige Vergünstigungen in Anspruch genommen werden können. Die Ausführung eines Auftrages umfaßt nur dann Prüfungshandlungen, die gezielt auf die Aufdeckung von Buchfälschungen und sonstigen Unregelmäßigkeiten gerichtet sind, wenn sich bei der Durchführung von Prüfungen dazu ein Anlaß ergibt oder dies ausdrücklich schriftlich vereinbart ist.

(4) Ändert sich die Rechtslage nach Abgabe der abschließenden beruflichen Äußerung, so ist der Wirtschaftsprüfer nicht verpflichtet, den Auftraggeber auf Änderungen oder sich daraus ergebende Folgerungen hinzuweisen.

3. Aufklärungspflicht des Auftraggebers

(1) Der Auftraggeber hat dafür zu sorgen, daß dem Wirtschaftsprüfer auch ohne dessen besondere Aufforderung alle für die Ausführung des Auftrages notwendigen Unterlagen rechtzeitig vorgelegt werden und ihm von allen Vorgängen und Umständen Kenntnis gegeben wird, die für die Ausführung des Auftrages von Bedeutung sein können. Dies gilt auch für die Unterlagen, Vorgänge und Umstände, die erst während der Tätigkeit des Wirtschaftsprüfers bekannt werden.

(2) Auf Verlangen des Wirtschaftsprüfers hat der Auftraggeber die Vollständigkeit der vorgelegten Unterlagen und der gegebenen Auskünfte und Erklärungen in einer vom Wirtschaftsprüfer formulierten schriftlichen Erklärung zu bestätigen.

4. Sicherung der Unabhängigkeit

Der Auftraggeber steht dafür ein, daß alles unterlassen wird, was die Unabhängigkeit der Mitarbeiter des Wirtschaftsprüfers gefährden könnte. Dies gilt insbesondere für Angebote auf Anstellung und für Angebote, Aufträge auf eigene Rechnung zu übernehmen.

5. Berichterstattung und mündliche Auskünfte

Hat der Wirtschaftsprüfer die Ergebnisse seiner Tätigkeit schriftlich darzustellen, so ist nur die schriftliche Darstellung maßgebend. Bei Prüfungsaufträgen wird der Bericht, soweit nichts anderes vereinbart ist, schriftlich erstattet. Mündliche Erklärungen und Auskünfte von Mitarbeitern des Wirtschaftsprüfers außerhalb des erteilten Auftrages sind stets unverbindlich.

6. Schutz des geistigen Eigentums des Wirtschaftsprüfers

Der Auftraggeber steht dafür ein, daß die im Rahmen des Auftrages vom Wirtschaftsprüfer gefertigten Gutachten, Organisationspläne, Entwürfe, Zeichnungen, Aufstellungen und Berechnungen, insbesondere Massen- und Kostenberechnungen, nur für seine eigenen Zwecke verwendet werden.

7. Weitergabe einer beruflichen Äußerung des Wirtschaftsprüfers

(1) Die Weitergabe beruflicher Äußerungen des Wirtschaftsprüfers (Berichte, Gutachten und dgl.) an einen Dritten bedarf der schriftlichen Zustimmung des Wirtschaftsprüfers, soweit sich nicht bereits aus dem Auftragsinhalt die Einwilligung zur Weitergabe an einen bestimmten Dritten ergibt.

Gegenüber einem Dritten haftet der Wirtschaftsprüfer (im Rahmen von Nr. 9) nur, wenn die Voraussetzungen des Satzes 1 gegeben sind.

(2) Die Verwendung beruflicher Äußerungen des Wirtschaftsprüfers zu Werbezwecken ist unzulässig; ein Verstoß berechtigt den Wirtschaftsprüfer zur fristlosen Kündigung aller noch nicht durchgeführten Aufträge des Auftraggebers.

8. Mängelbeseitigung

(1) Bei etwaigen Mängeln hat der Auftraggeber Anspruch auf Nacherfüllung durch den Wirtschaftsprüfer. Nur bei Fehlschlagen der Nacherfüllung kann er auch Herabsetzung der Vergütung oder Rückgängigmachung des Vertrages verlangen; ist der Auftrag von einem Kaufmann im Rahmen seines Handelsgewerbes, einer juristischen Person des öffentlichen Rechts oder von einem öffentlich-rechtlichen Sondervermögen erteilt worden, so kann der Auftraggeber die Rückgängigmachung des Vertrages nur verlangen, wenn die erbrachte Leistung wegen Fehlschlagens der Nacherfüllung für ihn ohne Interesse ist. Soweit darüber hinaus Schadensersatzansprüche bestehen, gilt Nr. 9.

(2) Der Anspruch auf Beseitigung von Mängeln muß vom Auftraggeber unverzüglich schriftlich geltend gemacht werden. Ansprüche nach Abs. 1, die nicht auf einer vorsätzlichen Handlung beruhen, verjähren nach Ablauf eines Jahres ab dem gesetzlichen Verjährungsbeginn.

(3) Offenbare Unrichtigkeiten, wie z. B. Schreibfehler, Rechenfehler und formelle Mängel, die in einer beruflichen Äußerung (Bericht, Gutachten und dgl.) des Wirtschaftsprüfers enthalten sind, können jederzeit vom Wirtschaftsprüfer auch Dritten gegenüber berichtigt werden. Unrichtigkeiten, die geeignet sind, in der beruflichen Äußerung des Wirtschaftsprüfers enthaltene Ergebnisse in Frage zu stellen, berechtigen diesen, die Äußerung auch Dritten gegenüber zurückzunehmen. In den vorgenannten Fällen ist der Auftraggeber vom Wirtschaftsprüfer tunlichst vorher zu hören.

9. Haftung

(1) Für gesetzlich vorgeschriebene Prüfungen gilt die Haftungsbeschränkung des § 323 Abs. 2 HGB.

(2) Haftung bei Fahrlässigkeit; Einzelner Schadensfall

Falls weder Abs. 1 eingreift noch eine Regelung im Einzelfall besteht, ist die Haftung des Wirtschaftsprüfers für Schadensersatzansprüche jeder Art, mit Ausnahme von Schäden aus der Verletzung von Leben, Körper und Gesundheit, bei einem fahrlässig verursachten einzelnen Schadensfall gem. § 54a Abs. 1 Nr. 2 WPO auf 4 Mio. € beschränkt; dies gilt auch dann, wenn eine Haftung gegenüber einer anderen Person als dem Auftraggeber begründet sein sollte. Ein einzelner Schadensfall ist auch bezüglich eines aus mehreren Pflichtverletzungen stammenden einheitlichen Schadens gegeben. Der einzelne Schadensfall umfaßt sämtliche Folgen einer Pflichtverletzung ohne Rücksicht darauf, ob Schäden in einem oder in mehreren aufeinanderfolgenden Jahren entstanden sind. Dabei gilt mehrfaches auf gleicher oder gleichartiger Fehlerquelle beruhendes Tun oder Unterlassen als einheitliche Pflichtverletzung, wenn die betreffenden Angelegenheiten miteinander in rechtlichem oder wirtschaftlichem Zusammenhang stehen. In diesem Fall kann der Wirtschaftsprüfer nur bis zur Höhe von 5 Mio. € in Anspruch genommen werden. Die Begrenzung auf das Fünffache der Mindestversicherungssumme gilt nicht bei gesetzlich vorgeschriebenen Pflichtprüfungen.

(3) Ausschlußfristen

Ein Schadensersatzanspruch kann nur innerhalb einer Ausschlußfrist von einem Jahr geltend gemacht werden, nachdem der Anspruchsberechtigte von dem Schaden und von dem anspruchsbegründenden Ereignis Kenntnis erlangt hat, spätestens aber innerhalb von 5 Jahren nach dem anspruchsbegründenden Ereignis. Der Anspruch erlischt, wenn nicht innerhalb einer Frist von sechs Monaten seit der schriftlichen Ablehnung der Ersatzleistung Klage erhoben wird und der Auftraggeber auf diese Folge hingewiesen wurde. Das Recht, die Einrede der Verjährung geltend zu machen, bleibt unberührt. Die Sätze 1 bis 3 gelten auch bei gesetzlich vorgeschriebenen Prüfungen mit gesetzlicher Haftungsbeschränkung.

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10. Ergänzende Bestimmungen für Prüfungsaufträge

(1) Eine nachträgliche Änderung oder Kürzung des durch den Wirtschaftsprüfer geprüften und mit einem Bestätigungsvermerk versehenen Abschlusses oder Lageberichts bedarf, auch wenn eine Veröffentlichung nicht stattfindet, der schriftlichen Einwilligung des Wirtschaftsprüfers. Hat der Wirtschaftsprüfer einen Bestätigungsvermerk nicht erteilt, so ist ein Hinweis auf die durch den Wirtschaftsprüfer durchgeführte Prüfung im Lagebericht oder an anderer für die Öffentlichkeit bestimmter Stelle nur mit schriftlicher Einwilligung des Wirtschaftsprüfers und mit dem von ihm genehmigten Wortlaut zulässig.

(2) Widerruft der Wirtschaftsprüfer den Bestätigungsvermerk, so darf der Bestätigungsvermerk nicht weiterverwendet werden. Hat der Auftraggeber den Bestätigungsvermerk bereits verwendet, so hat er auf Verlangen des Wirtschaftsprüfers den Widerruf bekanntzugeben.

(3) Der Auftraggeber hat Anspruch auf fünf Berichtsausfertigungen. Weitere Ausfertigungen werden besonders in Rechnung gestellt.

11. Ergänzende Bestimmungen für Hilfeleistung in Steuersachen

(1) Der Wirtschaftsprüfer ist berechtigt, sowohl bei der Beratung in steuerlichen Einzelfragen als auch im Falle der Dauerberatung die vom Auftraggeber genannten Tatsachen, insbesondere Zahlenangaben, als richtig und vollständig zugrunde zu legen; dies gilt auch für Buchführungsaufträge. Er hat jedoch den Auftraggeber auf von ihm festgestellte Unrichtigkeiten hinzuweisen.

(2) Der Steuerberatungsauftrag umfaßt nicht die zur Wahrung von Fristen erforderlichen Handlungen, es sei denn, daß der Wirtschaftsprüfer hierzu ausdrücklich den Auftrag übernommen hat. In diesem Falle hat der Auftraggeber dem Wirtschaftsprüfer alle für die Wahrung von Fristen wesentlichen Unterlagen, insbesondere Steuerbescheide, so rechtzeitig vorzulegen, daß dem Wirtschaftsprüfer eine angemessene Bearbeitungszeit zur Verfügung steht.

(3) Mangels einer anderweitigen schriftlichen Vereinbarung umfaßt die laufende Steuerberatung folgende, in die Vertragsdauer fallenden Tätigkeiten:

a) Ausarbeitung der Jahressteuererklärungen für die Einkommensteuer, Körperschaftsteuer und Gewerbesteuer sowie der Vermögensteuererklärungen, und zwar auf Grund der vom Auftraggeber vorzulegenden Jahresabschlüsse und sonstiger, für die Besteuerung erforderlicher Aufstellungen und Nachweise

b) Nachprüfung von Steuerbescheiden zu den unter a) genannten Steuern

c) Verhandlungen mit den Finanzbehörden im Zusammenhang mit den unter a) und b) genannten Erklärungen und Bescheiden

d) Mitwirkung bei Betriebsprüfungen und Auswertung der Ergebnisse von Betriebsprüfungen hinsichtlich der unter a) genannten Steuern

e) Mitwirkung in Einspruchs- und Beschwerdeverfahren hinsichtlich der unter a) genannten Steuern.

Der Wirtschaftsprüfer berücksichtigt bei den vorgenannten Aufgaben die wesentliche veröffentlichte Rechtsprechung und Verwaltungsauffassung.

(4) Erhält der Wirtschaftsprüfer für die laufende Steuerberatung ein Pauschalhonorar, so sind mangels anderweitiger schriftlicher Vereinbarungen die unter Abs. 3 d) und e) genannten Tätigkeiten gesondert zu honorieren.

(5) Die Bearbeitung besonderer Einzelfragen der Einkommensteuer, Körperschaftsteuer, Gewerbesteuer, Einheitsbewertung und Vermögensteuer sowie aller Fragen der Umsatzsteuer, Lohnsteuer, sonstigen Steuern und Abgaben erfolgt auf Grund eines besonderen Auftrages. Dies gilt auch für

a) die Bearbeitung einmalig anfallender Steuerangelegenheiten, z. B. auf dem Gebiet der Erbschaftsteuer, Kapitalverkehrsteuer, Grunderwerbsteuer,

b) die Mitwirkung und Vertretung in Verfahren vor den Gerichten der Finanz- und der Verwaltungsgerichtsbarkeit sowie in Steuerstrafsachen und

c) die beratende und gutachtliche Tätigkeit im Zusammenhang mit Umwandlung, Verschmelzung, Kapitalerhöhung und -herabsetzung, Sanierung, Eintritt und Ausscheiden eines Gesellschafters, Betriebsveräußerung, Liquidation und dergleichen.

(6) Soweit auch die Ausarbeitung der Umsatzsteuerjahreserklärung als zusätzliche Tätigkeit übernommen wird, gehört dazu nicht die Überprüfung etwaiger besonderer buchmäßiger Voraussetzungen sowie die Frage, ob alle in Betracht kommenden umsatzsteuerrechtlichen Vergünstigungen wahrgenommen worden sind. Eine Gewähr für die vollständige Erfassung der Unterlagen zur Geltendmachung des Vorsteuerabzuges wird nicht übernommen.

12. Schweigepflicht gegenüber Dritten, Datenschutz

(1) Der Wirtschaftsprüfer ist nach Maßgabe der Gesetze verpflichtet, über alle Tatsachen, die ihm im Zusammenhang mit seiner Tätigkeit für den Auftraggeber bekannt werden, Stillschweigen zu bewahren, gleichviel, ob es sich dabei um den Auftraggeber selbst oder dessen Geschäftsverbindungen handelt, es sei denn, daß der Auftraggeber ihn von dieser Schweigepflicht entbindet.

(2) Der Wirtschaftsprüfer darf Berichte, Gutachten und sonstige schriftliche Äußerungen über die Ergebnisse seiner Tätigkeit Dritten nur mit Einwilligung des Auftraggebers aushändigen.

(3) Der Wirtschaftsprüfer ist befugt, ihm anvertraute personenbezogene Daten im Rahmen der Zweckbestimmung des Auftraggebers zu verarbeiten oder durch Dritte verarbeiten zu lassen.

13. Annahmeverzug und unterlassene Mitwirkung des Auftraggebers

Kommt der Auftraggeber mit der Annahme der vom Wirtschaftsprüfer angebotenen Leistung in Verzug oder unterläßt der Auftraggeber eine ihm nach Nr. 3 oder sonstwie obliegende Mitwirkung, so ist der Wirtschaftsprüfer zur fristlosen Kündigung des Vertrages berechtigt. Unberührt bleibt der Anspruch des Wirtschaftsprüfers auf Ersatz der ihm durch den Verzug oder die unterlassene Mitwirkung des Auftraggebers entstandenen Mehraufwendungen sowie des verursachten Schadens, und zwar auch dann, wenn der Wirtschaftsprüfer von dem Kündigungsrecht keinen Gebrauch macht.

14. Vergütung

(1) Der Wirtschaftsprüfer hat neben seiner Gebühren- oder Honorarforderung Anspruch auf Erstattung seiner Auslagen; die Umsatzsteuer wird zusätzlich berechnet. Er kann angemessene Vorschüsse auf Vergütung und Auslagenersatz verlangen und die Auslieferung seiner Leistung von der vollen Befriedigung seiner Ansprüche abhängig machen. Mehrere Auftraggeber haften als Gesamtschuldner.

(2) Eine Aufrechnung gegen Forderungen des Wirtschaftsprüfers auf Vergütung und Auslagenersatz ist nur mit unbestrittenen oder rechtskräftig festgestellten Forderungen zulässig.

15. Aufbewahrung und Herausgabe von Unterlagen

(1) Der Wirtschaftsprüfer bewahrt die im Zusammenhang mit der Erledigung eines Auftrages ihm übergebenen und von ihm selbst angefertigten Unterlagen sowie den über den Auftrag geführten Schriftwechsel sieben Jahre auf.

(2) Nach Befriedigung seiner Ansprüche aus dem Auftrag hat der Wirtschaftsprüfer auf Verlangen des Auftraggebers alle Unterlagen herauszugeben, die er aus Anlaß seiner Tätigkeit für den Auftrag von diesem oder für diesen erhalten hat. Dies gilt jedoch nicht für den Schriftwechsel zwischen dem Wirtschaftsprüfer und seinem Auftraggeber und für die Schriftstücke, die dieser bereits in Urschrift oder Abschrift besitzt. Der Wirtschaftsprüfer kann von Unterlagen, die er an den Auftraggeber zurückgibt, Abschriften oder Fotokopien anfertigen und zurückbehalten.

16. Anzuwendendes Recht

Für den Auftrag, seine Durchführung und die sich hieraus ergebenden Ansprüche gilt nur deutsches Recht.

© IDW-Verlag GmbH · Postfach 32 05 80 · 40420 Düsseldorf · Telefax 02 11/45 61-206

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ANLAGE 2

Ergänzende Angaben zum Verlauf der letzten beiden Geschäftsjahre (Rumpfgeschäftsjahr 2003 und Geschäftsjahr 2004) und zur Lage der MTU Aero Engines Erste Holding GmbH

I. Rumpfgeschäftsjahr 2003

Die MTU Aero Engines Erste Holding GmbH wurde am 14. August 2003 erstmals in das Handelsregister eingetragen. Bei dem Geschäftsjahr 2003 handelte es sich daher um ein verkürztes Geschäftsjahr (Rumpfgeschäftsjahr), das mit der Eintragung im Handelsregister am 14. August 2003 begann und am 31. Dezember 2003 endete.

Die MTU Aero Engines Erste Holding GmbH übte in der Zeit zwischen ihrer Eintragung im Handelsregister und dem 12. November 2003 als sog. Vorratsgesellschaft keine über die Verwaltung des eigenen Vermögens hinausgehende Tätigkeit aus.

Mit Kauf- und Abtretungsvertrag vom 13. November 2003 (URNr. 405/2003 des Notars Dr. Klaus Sommerlad in Frankfurt am Main) hat die MTU Aero Engines Erste Holding GmbH sämtliche Geschäftsanteile an der MTU Aero Engines Zweite Holding GmbH (vormals: Blade Erste Participation GmbH und davor Galatea Dreizehnte Vermögensverwaltungs GmbH) erworben. Über die Verwaltung dieser Beteiligung hinaus übte die MTU Aero Engines Erste Holding GmbH in der Zeit zwischen dem 13. November 2003 und dem 31. Dezember 2003 keine weitere Geschäftstätigkeit aus.

II. Geschäftsjahr 2004 und Lage der MTU Aero Engines Erste Holding GmbH

Im Geschäftsjahr vom 1. Januar 2004 bis 31. Dezember 2004 übte die MTU Aero Engines Erste Holding GmbH über die Verwaltung ihrer Beteiligung an der MTU Aero Engines Zweite Holding GmbH keine weitere Geschäftstätigkeit aus.

Da der wesentliche Vermögensgegenstand der Gesellschaft ihre (indirekte) Beteiligung an der MTU Aero Engines GmbH ist und die Lage der Gesellschaft wesentlich durch die Lage der MTU Aero Engines GmbH beeinflusst wird, wird im folgenden über die gesetzlichen Min-

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destanforderungen hinaus zum Verlauf des Geschäftsjahres 2004 und zur Lage der MTU Aero Engines GmbH aus Vereinfachungsgründen auf den nachstehend wiedergegebenen Lagebericht der MTU Aero Engines GmbH für das Geschäftsjahr vom 1. Januar 2004 bis 31. Dezember 2004 verwiesen, der als Anlage 3 beigefügt ist:

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<u>ANLAGE 3</u>

Lagebericht der MTU Aero Engines GmbH für das Geschäftsjahr 2004

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Lagebericht
der
MTU Aero Engines GmbH, München
zum 31. Dezember 2004

Übernahme der MTU Aero Engines GmbH durch KKR

Zum Beginn des Geschäftsjahres 2004 haben die Finanzinvestoren Kohlberg Kravis Roberts & Co. (KKR) alle Anteile der MTU Aero Engines GmbH (MTU) von DaimlerChrysler übernommen. Die zum Jahresende 2003 existierende MTU wurde mit Eintragung im Handelsregister am 30. Juni 2004 rückwirkend zum 01. Januar 2004 als Ganzes ohne Abwicklung auf die Erwerbsgesellschaft MTU Aero Engines Dritte Beteiligungs GmbH & Co. KG verschmolzen. Die MTU Aero Engines Dritte Beteiligungs GmbH & Co. KG wurde mit Wirkung zum 30. Dezember 2003 formwechselnd in die MTU Aero Engines GmbH umgewandelt. Diese Umwandlung wurde am 13. Oktober 2004 ins Handelsregister eingetragen.
Die Verschmelzung hat einen erheblichen Einfluss auf die Vermögens-, Finanz- und Ertragslage der MTU. Die Verschmelzung erfolgte handelsrechtlich zu Zeitwerten. Darüber hinaus ist ein Geschäftswert entstanden. Die Abschreibungen auf die stillen Reserven und auf den Geschäftswert wirken in den Jahresergebnissen ab 2004. Die Verschmelzung führt auch zur Bilanzierung der erwerbsbedingten Bankenfinanzierung, deren Zinsen die Jahresergebnisse ab 2004 mindern.
In unseren Erläuterungen zum Geschäftsjahr 2004 haben wir zusätzlich zu den rechtlich erforderlichen Darstellungen auch solche erstellt, die eine wirtschaftliche Vergleichbarkeit mit dem Vorjahr herstellen.

Durch den Wechsel des Anteilseigners hat sich die Geschäftspolitik der MTU nicht verändert. Die MTU ist weiterhin zuverlässiger Partner der Systemhersteller, Systemhaus für die Triebwerke der Bundeswehr und führender Anbieter ziviler Instandsetzungsleistungen.

Das Geschäftsjahr 2004 im Überblick

Das Geschäftsjahr 2004 der MTU war wesentlich durch eine Erholung der Nachfrage im Zivilgeschäft beeinflusst, die im Serien- und im Instandsetzungsgeschäft gewirkt hat. Zusätzlich sind die Auslieferungen im Programm EJ200 für den Eurofighter im geplanten Umfang erfolgt. Allerdings wurde das Umsatzwachstum durch den weiteren Rückgang des US-Dollar-Kurses gebremst. Im Jahresergebnis wirkt auch die Umsetzung der im Vorjahr eingeleiteten Anpassungsmaßnahmen.

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MTU Aero Engines GmbH	2004	2003
Umsatz (in Mio. Euro)	1.302	1.322
Auslandsanteil (%)	*70*	*72*
Auftragsbestand (in Mio. Euro)	3.209	2.860
Auftragseingang (in Mio. Euro)	1.651	2.211
Mitarbeiter (Anzahl am Stichtag)	4.816	5.244
Ergebnis der gewöhnlichen Geschäftstätigkeit (in Mio. Euro)	54	160
Operatives Ergebnis (in Mio. Euro)	139	127

Auftragslage im Aufwind

Der Umsatz liegt insgesamt um 1,5 % unter dem Vorjahr. Im Behördengeschäft konnte der Umsatz mit 454 Mio. Euro um 1,1 % gesteigert werden. Hierzu haben im Wesentlichen die Serienlieferungen der 1. Tranche im Programm EJ200 sowie die MTR390-Serie beigetragen, während beim RB199 ein Rückgang des Bedarfs eingetreten ist. Die zivilen Programme realisierten einen Umsatz von 848 Mio. Euro, der um 2,9 % unter dem Umsatz von 2003 liegt. Nur bei der V2500 wurde der Kurseffekt durch die Menge der Lieferungen überkompensiert. Ohne den Kursverfall des USD wäre im Zivilgeschäft ein Umsatzwachstum eingetreten. Auch die Steigerung des Inlandsanteils am Umsatz ist durch den Dollarkurs bedingt.
Der Auftragseingang für zivile Programme lag wertmäßig um 49,3 % unter dem Vorjahr. Höhere Auftragseingänge beim V2500 und beim PW4000Growth wurden durch weniger Aufträge mehr als aufgezehrt, insbesondere beim PW2000, für das in 2003 der Auftrag der US Air Force über 60 Flugzeuge vom Typ C17 Globemaster eingegangen war sowie durch eine Reihe von Großaufträgen, die in 2003 beim GP7000 zu verzeichnen waren. Daneben ist auch bei den zivilen Auftragseingängen die Abschwächung des USD zu berücksichtigen. Bei den Behördenaufträgen konnte der Auftragseingang für die 2. Tranche der EJ200 im Vergleich zum Vorjahr zu keiner deutlichen Steigerung führen, weil in 2003 die Beauftragung der TP400-D6 erfolgte und damit auch 2003 auf hohem Niveau lag.
Der Auftragsbestand am 31. Dezember 2004 ist mit 3.209 Mio. Euro um 12,2 % höher als im Vorjahr. Dieser Auftragsbestand sorgt rechnerisch für eine Beschäftigung über rd. 30 (i. V. 26) Monate.

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Jahresergebnis nicht direkt vergleichbar

Für 2004 wird ein Ergebnis der gewöhnlichen Geschäftstätigkeit von 54 (i. V. 160) Mio. Euro ausgewiesen. Darin sind die Einmalaufwendungen aus dem Erwerb der MTU wirksam sowie die Abschreibungen auf die im Rahmen der Verschmelzung bilanzierten stillen Reserven. Zusätzlich ist durch die Finanzierung Zinsaufwand entstanden, der in Vorjahren nicht zu verzeichnen war. Das operative Ergebnis, bereinigt um die Ergebniswirkung der Transaktion, übertrifft mit 139 Mio. Euro den vergleichbaren Vorjahreswert um 9,5 %. Darin zeigt sich auch die Wirkung der im Vorjahr eingeleiteten Restrukturierungs- und Einsparungsmaßnahmen. Die Aufwendungen für Forschung und Entwicklung liegen mit 237 Mio. Euro um 1,6 % unter dem Vorjahreswert, wobei die Zukunftsprogramme GP7000 und PW6000 wieder im Vordergrund standen.
Im Vorjahr war, bedingt durch den Gesellschafterwechsel und durch die Restrukturierung der MTU Maintenance Canada, ein außerordentliches Ergebnis auszuweisen.

Positive Unternehmensentwicklung

Die Investitionen (ohne Effekte aus Fusion und Kaufpreisallokation) in immaterielle Vermögenswerte und Sachanlagen sind mit 50 Mio. Euro gegenüber 2003 um 6 Mio. Euro höher. Wesentlichen Einfluss auf die Steigerung hat das neue IT-Tool „Product Life Cycle Management", das die von der MTU produzierten Produkte über deren gesamte Lebensdauer dokumentiert. Weitere Investitionsschwerpunkte waren Sonderbetriebsmittel für die Programme EJ200, TP400-D6 und GP7000.
Der Anstieg der Vorräte gegenüber dem Vorjahr, im Wesentlichen durch die Serienfertigung der 1. Tranche des EJ200 bedingt, wurde durch die Erhaltenen Anzahlungen überkompensiert. Die Zunahme der Kundenforderungen zum Jahresende entfällt hauptsächlich auf das Zivilgeschäft. Der Bestand von Zahlungsmitteln mit 11 Mio. Euro am 31. 12. 2004 ist durch die beiden außerplanmäßigen Tilgungen bei den Bankkrediten (Senior Facilities) beeinflusst. Bei den Pensionsrückstellungen sind normale Zuführungen erfolgt, weil keine Änderungen in der betrieblichen Altersversorgung vorgenommen wurden. Der Abbau der Übrigen Rückstellungen gegenüber dem Vorjahr betrifft hauptsächlich den Verbrauch der Vorsorgen für vertragliche Entwicklungsverpflichtungen aus den Programmen GP7000 und PW6000. Andererseits sind die Verpflichtungen gegenüber der Belegschaft ergebnisbedingt angestiegen. Der am Jahresanfang bestehende Bankkredit über 240 Mio. Euro (Mezzanine) wurde zurückgezahlt, wobei von der Muttergesellschaft der MTU, der MTU Aero Engines Investment GmbH, eine hochverzinsliche Anleihe (High Yield Bond) über 275 Mio. Euro ausgegeben wurde. Die MTU Aero Engines Investment GmbH hat diese Finanzmittel an die MTU weiter ausgeliehen. Im Rahmen dieser Umschuldung wurden 35 Mio. Euro der Senior Facilities abgelöst. Durch zwei weitere Tilgungen über insgesamt 200 Mio. Euro wurde dieser Bankkredit auf 185 Mio. Euro zurückgeführt. Die vorzeitige Schuldentilgung war durch den hohen operativen Cash Flow von 154 Mio. Euro möglich.

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Mitarbeiterzahl vermindert

Sozialverträglicher Abbau von Mitarbeitern

Aufgrund notwendiger strukturbedingter Personalanpassungsmaßnahmen am Standort München wurde mit dem Betriebsrat ein Sozialplan mit Interessenausgleich abgeschlossen. Dessen Realisierung erstreckt sich bis Anfang 2005 und wird größtenteils mit freiwilligen Ausscheidensvereinbarungen realisiert. Eine Stellenvermittlung über eine Placementagentur wurde den MitarbeiterInnen als Sozialplanleistung ergänzend angeboten und mit einer Vermittlungsquote von über 90 % erfolgreich genutzt.
Die Mitarbeiterzahl der MTU Aero Engines GmbH hat sich gegenüber dem Vorjahr von 5.244 um 428 auf 4.816 am 31. Dezember 2004 reduziert. Dies entspricht 8,2 % der Gesamtbelegschaft. Neueinstellungen erfolgten nur in Ausnahmefällen. Die Zahl der Auszubildenden blieb auf Vorjahresniveau.

Kosten- und Strukturverbesserungen

Mit dem Verkauf der MTU an KKR begannen mit Unterstützung von McKinsey die Vorbereitungen zu Kosten- und Strukturverbesserungen, um den Unternehmenswert zu steigern und wirtschaftlich weiterhin erfolgreich zu bleiben. In einem Effizienzsteigerungsprogramm wurden zum 1. Februar 2004 Organisationsstrukturen angepasst und Maßnahmen zur Kostensenkung in allen Bereichen (Personalkosten, Sach- und Gemeinkosten) vereinbart. Dies führte u. a. zu einer Nullrunde für alle außertariflichen MitarbeiterInnen am Standort München.

Weiterbildung

Das umfassende Bildungsangebot der MTU wurde auch in diesem Jahr auf dem hohen Niveau gehalten und von den MitarbeiterInnen stärker genutzt. Insgesamt wurden mit rund 17.000 Bildungstagen (3,5 Tage pro MitarbeiterIn) rund 500 Tage mehr als im Vorjahr verzeichnet.

Betriebliches Vorschlagswesen

Beim betrieblichen Vorschlagswesen sind 6.779 Verbesserungsvorschläge eingegangen. Dies ist gegenüber dem Jahr 2003, in dem 13.185 Vorschläge eingereicht wurden, ein weiterer Rückgang. Allerdings wird durch strengere Maßstäbe die Qualität der Verbesserungsvorschläge erhöht, womit bei den Einsparungen das Vorjahresniveau erreicht wurde. In der Beteiligungsquote von 44 (i. V. 43) % zeigt sich das Engagement unserer Mitarbeiter bei der nachhaltigen Verbesserung ihrer MTU.

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Antriebe für Verkehrsflugzeuge

GP7000

Im Programm GP7000 ist die MTU mit einem Anteil von 22,5% als Risk und Revenue Sharing Partner zusammen mit Pratt & Whitney und General Electric beteiligt. Das Triebwerk ist für den Airbus A380 vorgesehen. Mittlerweile liegen 301 Festbestellungen vor. Nach einem zweiten Großauftrag ist Emirates der größte Kunde der GP7000 und wird Ende 2006 auch als erster Kunde das Triebwerk erhalten. Der Erstflug einer A380 mit GP7000 ist für Ende 2005 geplant.

PW6000

Seit dem 1. Februar 1999 ist die MTU bevorzugter Lieferant im Triebwerksprogramm PW6000, das im Airbus A318 eingesetzt wird. Die MTU ist an der Entwicklung, Produktion und Montage der gesamten Niederdruckturbine beteiligt. In 2002 wurde die MTU darüber hinaus mit der Entwicklung und Fertigung des Hochdruckverdichters betraut und führt die Endmontage durch. Damit ist die MTU als Risk und Revenue Sharing Partner mit 18% am PW6000-Programm beteiligt. Seit 10. November 2004 hat das PW6000 Triebwerk in seiner neuen Konfiguration die FAR33 Zertifikation erreicht und am 9. Dezember 2004 den Erstflug an der A318 absolviert.

PW4000Growth

Seit 1991 ist die MTU an der Entwicklung und Fertigung der Triebwerksfamilie PW4000Growth mit einem Programmanteil von 12,5% beteiligt, der die Niederdruckturbine umfasst.
Die Indienststellung des in der Boeing 777 installierten Triebwerks erfolgte in 1995. Die schubstärkere Version PW4090 befindet sich seit 1997 im Serieneinsatz. Von der PW4084 sind derzeit 112 im Flugbetrieb eingesetzt, von der PW4090 sind rund 228 Triebwerke ausgeliefert. Beide Varianten haben sich im Einsatz hervorragend bewährt. Die mit 98 klb schubstärkste Version PW4098, die 1999 in Dienst gestellt wurde, wird bis Mitte 2005 im Rahmen eines Austauschprogrammes bei Korean Airlines aus dem Markt genommen.

PW2000

Zwischen Pratt & Whitney und der MTU wurde 1977 ein Kooperationsvertrag zur Entwicklung und Fertigung der Triebwerksfamilie PW2000 abgeschlossen. Neben Pratt & Whitney und der MTU sind an diesem Programm auch Avio und Volvo Aero beteiligt. Der MTU-Programmanteil umfasst die fünfstufige Niederdruckturbine einschließlich Turbinenaustrittsgehäuse, das Diffusorgehäuse sowie diverse hochwertige Teile der Hochdruckturbine. Das Triebwerk wird in der zivilen Anwendung B757-200/-300, deren Produktion mittlerweile eingestellt wurde und in der militärischen Anwendung C-17 Globemaster eingesetzt. Insbesondere durch die Entscheidung der US-Regierung zur Beschaffung von weiteren 60 Transportflugzeugen C17 beginnend ab 2004 wird auch weiterhin eine positive Entwicklung dieses Programms erwartet.
Die Triebwerkszulassung der leistungsgesteigerten Version PW2043 für die Anwendung in der Boeing 757-300 ist im Juli 2002 erfolgt. Derzeit sind 936 Triebwerke im Flugbetrieb der zivilen B757. Von der militärischen Variante sind über 500 Triebwerke geliefert.

JT8D-200

Bereits im Jahr 1984 wurde zwischen Pratt & Whitney und der MTU ein Zusammenarbeitsvertrag für die Fertigung von Niederdruckturbinenschaufeln sowie von Teilen aus verschiedenen Baugruppen für die Triebwerksfamilie JT8D-200 geschlossen. Derzeit sind ca. 2.100 Triebwerke in der MD80-Familie im Flugeinsatz.

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PW300, PW500

Seit 1990 besteht eine Kooperation mit Pratt & Whitney Canada für Antriebe von leichten und mittelschweren Geschäftsreiseflugzeugen, die sich auf die beiden Triebwerksfamilien PW300 und PW500 erstreckt. Der MTU-Programmanteil umfasst in allen Einzelprogrammen die Entwicklung und Produktion der Niederdruckturbine und des Turbinenaustrittgehäuses.
Das PW305 Triebwerk ist der exklusive Antrieb der Hawker 1000 und des Learjet 60 von Bombardier Aerospace. Das 1998 in Serie gegangene PW306 findet seine Anwendung in der Gulfstream G200. In einer weiteren Ableitung kommt ab 2004 das PW306 in der Cessna Citation Sovereign zum Einsatz.
Die beiden PW500 Anwendungen dienen als Exklusivantrieb in der Cessna Citation Bravo (PW530) und der Cessna Citation Excel (PW545). Für die anstehende Modellpflege der Excel wurde ein leistungsgesteigertes Triebwerk PW545B entwickelt, das seit 2004 ausgeliefert wird.
Die PW307 wurde von Dassault für den neuen Business Jet Falcon 7X ausgewählt, der Mitte 2006 zertifiziert werden soll. Der MTU Entwicklungs- und Fertigungsumfang umfasst die Niederdruckturbine samt Austrittsgehäuse und Mischer.

V2500

1983 gründete die MTU mit Pratt & Whitney, Rolls-Royce, Japanese Aero Engines Corporation und der damaligen FiatAvio die IAE International Aero Engines AG, um das Triebwerk V2500 gemeinsam zu entwickeln, zu fertigen und zu vermarkten. FiatAvio ist als Risk and Revenue Sharing Partner inzwischen ausgeschieden, liefert jedoch als Unterlieferant von Rolls-Royce weiterhin Teile.
Der MTU-Anteil umfasst die Niederdruckturbine. Das Triebwerk findet Anwendung in den Airbustypen A319, A320 und A321 sowie in der Boeing MD-90. Die Überlegungen innerhalb des Konsortiums bezüglich eines Nachfolgetriebwerkes laufen kontinuierlich weiter. Es wird erwartet, dass in den Jahren 2010 bis 2012 die Boeing 737 abgelöst wird und das V2500 Nachfolgetriebwerk dann sowohl in Airbus- als auch Boeing-Flugzeugen Verwendung finden wird.
Bis Ende des Jahres sind rund 2.500 Triebwerke ausgeliefert. Der Marktanteil liegt im Vergleich zum Konkurrenztriebwerk CFM56 bei 49 %. In 2003 erreichte die V2500 bezogen auf den Auftragseingang einen Marktanteil von 87 %. In den Jahren 2005 folgende wird die jährliche Produktionsrate zwischen 300 und 400 Triebwerken liegen.

CF6

Für die Triebwerksfamilie General Electric CF6 fertigt MTU seit 1972 Teile der Hochdruckturbine und des Verdichters. In diesem seit mehr als 30 Jahren laufenden Triebwerksprogramm hat das Ersatzteilgeschäft einen hohen Anteil. Die aktuellen Versionen CF6-80C und CF6-80E kommen in Großraumflugzeugen von Airbus (im Neugeschäft in der A330) und Boeing (im Neugeschäft in der B747-400 und B767) zum Einsatz. Die CF6-80E hat einen zunehmenden Markterfolg in der A330-Anwendung. Wegen der hohen Anzahl eingebauter Triebwerke liegen die Ersatzteilbedarfe nach wie vor auf hohem Niveau, die derzeit allerdings eine leicht fallende Tendenz aufzeigen, verursacht durch die intensive Verfolgung von Reparaturverfahren und PMA Lieferanten im Triebwerksbusiness.
Seit 1990 sind wir an der von dem CF6-80C Flugtriebwerk abgeleiteten Industriegasturbine LM6000 beteiligt. Nach den überaus erfolgreichen Vorjahren in Folge der Deregulierung des US-Strommarktes ist eine Marktberuhigung im Industriegasturbinengeschäft eingetreten.

Antriebe für Militärflugzeuge

EJ200

Zusammen mit Rolls-Royce, Avio und ITP entwickelt und produziert MTU das Triebwerk EJ200 für den Eurofighter. Der MTU-Anteil (33% in der Entwicklung und 30% in der Fertigung) umfasst den Nieder- und Hochdruckverdichter, den elektronischen Triebwerksregler und die Durchführung von Triebwerksmontagen und Prüfläufen für den nationalen Bedarf. Das Ende der Entwicklungsphase wird mit der Erfüllung des FOC-Standards für Anfang 2005 erwartet. Für die 2. Tranche wurde der internationale Vertrag Mitte Dezember 2004 unterzeichnet.

Im August 2003 ist das erste Serienflugzeug an die deutsche Luftwaffe übergeben worden. In Manching wurde bis zum Beginn des eigentlichen Flugbetriebs das „Service Instructor Pilots Training" durchgeführt. Seit April 2004 findet der Flugbetrieb der Deutschen Luftwaffe in Laage statt, der bis Ende September durch MTU Personal vor Ort unterstützt wurde. Seit 2004 liegen sowohl die internationalen wie nationalen Verträge zur Unterstützung des EJ 200 bei den Luftwaffen vor (Nationaler Instandsetzungsvertrag / Kooperatives Modell).
Seit 22. August 2003 ist die Beschaffung von 18 Flugzeugen für Österreich von der Regierung bestätigt. Zwischen Eurofighter und Eurojet stehen die vertraglichen Verhandlungen zur Lieferung der Triebwerke und deren Initial Support kurz vor dem Abschluss.

RB199

Das Triebwerk RB199 ist eine Gemeinschaftsentwicklung von Rolls-Royce, MTU und Avio für das Kampfflugzeug Tornado. Der Mittel- und Hochdruckverdichter, das äußere Getriebe, die Mitteldruckturbine, das Zwischengehäuse, der Schubumkehrer und das Mantelstromgehäuse wurden von der MTU entwickelt. Für die deutsche Luftwaffe entwickelt die MTU in Zusammenarbeit mit der Firma Diehl den Triebwerksregler, der mittlerweile auch bei der italienischen Luftwaffe eingesetzt wird. Insgesamt wurden 2.504 Triebwerke an vier Nationen ausgeliefert, die inzwischen über 5 Millionen Flugstunden erreicht haben. Nach Auslauf der Serie konzentrieren sich die Aktivitäten auf die Ersatzteilversorgung sowie die technische und logistische Betreuung.
In 2004 wurde durch die deutsche und englische Luftwaffe ein Flottenreduzierungsprogramm beschlossen. Dieses Programm wird die Anzahl der Tornados kurzfristig um ca. 110 Flugzeuge reduzieren; langfristig die Flotte halbieren. Für die Triebwerksindustrie bedeutet dies eine erhebliche Reduzierung der Ersatzteilbedarfe und Triebwerksinstandsetzungen.
Die Luftwaffe und die MTU erarbeiten derzeit ein Modell für eine kooperative Triebwerksinstandsetzung. Dieses Modell sieht vor, dass Soldaten und zivile Arbeitnehmer der Bundeswehr unter industrieller Führung der MTU gemeinsam Triebwerke in der heutigen Instandhaltungsgruppe 15 in Erding und bei der MTU in München instandsetzen. Voraussetzung für eine erfolgreiche Durchführung des Modells ist die Umsetzbarkeit bei Luftwaffe und Industrie sowie der Nachweis der Wirtschaftlichkeit.

MTR390

Das in Kooperation mit Turbomeca und Rolls-Royce entwickelte Triebwerk MTR390 für den deutsch-französischen Unterstützungs- und Panzerabwehrhubschrauber Tiger hat die Entwicklungsphase erfolgreich abgeschlossen. Der Programmanteil der MTU konzentriert sich auf das technologisch anspruchsvolle Kerntriebwerk mit Brennkammer und Hochdruckturbine, sowie auf einige Anbaugeräte.

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Die Unterzeichnung des Beschaffungsvertrages über das erste Los von 320 Triebwerken ist im Januar 2000 erfolgt. Bis Jahresende 2004 sind 73 Serientriebwerke ausgeliefert. Mit dem Beginn der Pilotenausbildung im Ausbildungszentrum Le Luc (Frankreich) startete auch für das Triebwerk die Nutzungsphase.
Als ersten Exporterfolg konnte Eurocopter den Verkauf des Tigers nach Australien verbuchen. Ein Vertrag über die Lieferung von 48 Triebwerken an Eurocopter ist unterzeichnet. Die ersten 16 Triebwerke sind termingerecht geliefert worden. In Verhandlung befinden sich Anschlussaufträge zur Unterstützung der In-Service-Phase.
Mit der Entscheidung von Spanien für das Waffensystem Tiger wird gegenwärtig eine leistungsgesteigerte Version (MTR390 Enhanced) im Zeitraum 2004 bis 2008 entwickelt, was die Exportchancen von Zelle und Triebwerk weiter verbessert. Im November 2004 wurde ein Memorandum of Agreement zwischen den vier an diesem Programm beteiligten Firmen (einschließlich des spanischen Triebwerkherstellers ITP) unterzeichnet. Die Unterzeichnung eines Vorvertrages für Entwicklung und Produktion ist im Dezember 2004 erfolgt. Die Auslieferungen der ersten Triebwerke in der Konfiguration Enhanced ist für 2009 geplant.

TP400-D6

Der Antrieb für den Transall-Nachfolger Airbus A400M wird von dem Konsortium EPI Europrop International GmbH, München, entwickelt. Gesellschafter der EPI sind Rolls-Royce, SNECMA Moteurs, die MTU und ITP. Das Propellerreduktionsgetriebe wird von Avio im Unterauftrag entwickelt und geliefert.
Der Programmanteil der MTU umfasst den Mitteldruckverdichter und die Mitteldruckturbine in Entwicklung und Produktion sowie eine Beteiligung an der Regelung. Außerdem wird MTU für die Endmontage und die Auslieferung aller Triebwerke verantwortlich sein. Der MTU-Anteil beläuft sich insgesamt auf rd. 22%. Die Endmontage der Serientriebwerke wird bei der MTU am Standort Ludwigsfelde erfolgen.
Der Vertrag mit der Airbus Military S.L. über Entwicklung, Serienvorbereitung und Produktion des Triebwerks wurde im Mai 2003 unterschrieben. Der Erstflug der A400M ist für das Jahr 2008 geplant. Mit dem erfolgreichen Lauf des Mitteldruckverdichterriggs Ende November 2004 hat die MTU einen wichtigen vertraglichen Meilenstein termingerecht erfüllt.

TYNE

Das Triebwerk Tyne ist der Antrieb für die Flugzeuge Transall und Breguet Atlantic. In Gemeinschaftsproduktion mit Snecma (44%), Rolls-Royce (20%) und Techspace Aero (8%) wurden bis 1972 insgesamt 800 Triebwerke gebaut. Der MTU Bauanteil von 28 % umfasst hauptsächlich den Hochdruckverdichter.
Die Transall soll bei der Bundeswehr im Zeitraum 2010 bis 2015 vom A400M abgelöst werden. Die Breguet Atlantic wird ab 2005 durch die MP3 Orion ersetzt. Der Flugbetrieb der Brequet Atlantic ist mit reduziertem Bestand bis 2009 geplant.

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Die MTU-Tochtergesellschaften

MTU Maintenance Hannover GmbH

Die MTU Maintenance Hannover GmbH in Langenhagen bei Hannover ist ein 100%iges Tochterunternehmen der MTU Aero Engines GmbH. Bei der MTU Maintenance Hannover werden Triebwerke vieler internationaler Luftfahrtgesellschaften überholt und repariert, wobei die hohen Standards hinsichtlich Sicherheit, Zuverlässigkeit und Wirtschaftlichkeit eingehalten werden. Als eine der führenden Firmen der zivilen Triebwerksinstandhaltung betreut die MTU Maintenance Hannover Triebwerke von General Electric (CF6-50, CF6-80), International Aero Engines (V2500), CFMI (General Electric/Snecma; CFM56) sowie von Pratt & Whitney (PW2000). Für das V2500 ist die MTU Maintenance Hannover weltweiter Marktführer.
Zusätzlich wird die Endmontage der PW6000 für den Airbus A318 vorbereitet. Das PW6000 Compliance Program fand im September mit der Fertigstellung des letzten der drei Hochdruckverdichtermodule seinen Abschluss. Für das Geschäftsjahr 2005 steht im Rahmen des PW6000-Projektes "Triebwerks-Endmontage" ein komplett aufgebautes Triebwerk für Testzwecke zur Verfügung.
Neben der kompletten Triebwerksinstandsetzung überholt die MTU Maintenance Hannover Triebwerksmodule und führt Spezialreparaturen an einem breiten Spektrum von Triebwerkskomponenten durch. Der Servicegrad wird darüber hinaus durch die technische und logistische Beratung, die Unterstützung beim Aufbau eigener Triebwerksüberholkapazitäten der Luftfahrtgesellschaften sowie durch Schulung im eigenen Werk oder beim Kunden erhöht.
Im Rahmen der „engine.pool services“ werden Ersatzantriebe für Luftfahrtgesellschaften und Betreiber von stationären Gasturbinen vermietet. Im Geschäftsjahr 2004 ist das Produkt Engine Condition Monitoring (ECM) aufgenommen worden. Mit ECM werden die physikalischen Parameter eines Triebwerkes während des Fluges überwacht. Mit diesem Baustein ist das Leistungspaket Total Engine Care (TEC™) für MTU-Kunden komplett. Damit ist der Kundenservice optimiert, und das 'Rundum-Sorglos-Paket' für das Triebwerk ist Wirklichkeit: Instandsetzung, Ersatztriebwerk und Triebwerksüberwachung aus einer Hand.
Die für das Geschäftsjahr 2004 erwartete Entwicklung des Umsatzes und der Auslastung der MTU Maintenance Hannover wurde weitgehend realisiert, wobei sich gegenüber dem ersten Halbjahr im zweiten Halbjahr eine bessere Auslastung einstellte. Trotz der Dollarschwäche konnte der Umsatz im Vergleich zum Vorjahr von 435 Mio. Euro auf 455 Mio. Euro erhöht werden. Der Exportanteil lag bei 94 %.
Mit dem Projekt Impact 100 wurden in 2004 Maßnahmen zum Erhalt der globalen Wettbewerbsfähigkeit, einer schnellen und nachhaltigen Verbesserung der wirtschaftlichen Lage sowie der Sicherung einer möglichst großen Zahl von Arbeitsplätzen getroffen. Die Einsparungsmaßnahmen beinhalten Personalkosten-, Sachkosten- und Investitionskürzungen, aber auch die Reduzierung des Working Capital zur Verbesserung der Cash-Flow-Situation.
Im Jahresdurchschnitt 2004 beschäftigte die MTU Maintenance Hannover 1.296 Mitarbeiter, was gegenüber dem Vorjahr eine Abnahme um 2,4 %. ergibt. Die Gesamtzahl der Auszubildenden (Berufsbild Fluggerätemechaniker) belief sich zum 31. Dezember 2004 auf 91.

Die MTU Maintenance Hannover erwartet für das Geschäftsjahr 2005 die Auslastung ihrer Kapazitäten auf dem Niveau des zweiten Halbjahres 2004, trotz der anhaltenden Konsolidierungsphase im MRO-Markt.

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MTU Maintenance Berlin-Brandenburg GmbH

Die MTU Maintenance Berlin-Brandenburg GmbH in Ludwigsfelde bei Berlin ist ein 100%-iges Tochterunternehmen der MTU Aero Engines GmbH. Sie ist im Bereich der Instandsetzung und Reparatur von Flugtriebwerken und Industriegasturbinen tätig. Durch gute Performance, Zuverlässigkeit und Kundenorientierung konnte das Unternehmen seine Wettbewerbsposition in allen Bereichen weiter verbessern.
Im Bereich der Flugtriebwerke ist die MTU Maintenance Berlin-Brandenburg ein anerkannter Partner für die Reparatur und Überholung von Triebwerken der Serien PT6A, JT15D, PW200 und PW300 des Herstellers Pratt & Whitney Canada. Darüber hinaus konnte das Produktportfolio um die Reparatur und Überholung des Antriebes CF34 des amerikanischen Herstellers General Electric erfolgreich erweitert werden. Die Umsätze dieses Geschäftsfeldes konnten im Vergleich zum Vorjahr deutlich gesteigert werden.
Außer Flugtriebwerken repariert und überholt die MTU Maintenance Berlin-Brandenburg Industriegasturbinen von General Electric (LM2500, LM5000, LM6000) und Vericor Power Systems (ASE40/50, TF40/50). Der harte Wettbewerb insbesondere mit dem Hauptkonkurrenten General Electric sowie Budgetreduzierungen bei den Betreibern der Gasturbinen führte zu einem Rückgang der Umsätze im laufenden Geschäftsjahr.
Als drittes Standbein montiert die MTU Maintenance Berlin-Brandenburg die Niederdruckturbinen der Risk und Revenue Sharing Programme der MTU. Hier ist eine deutliche Umsatzsteigerung durch entsprechend höhere Auslieferungen von Neuflugzeugen zu verzeichnen.
Das Projekt „TP 400-D6 Endmontage" wurde soweit vorangetrieben, dass mit dem Bau des Sea Level Prüfstandes im Berichtsjahr begonnen wurde.
Der Gesamtumsatz der MTU Maintenance Berlin-Brandenburg stieg nur geringfügig um 4,1 Mio. Euro auf 122,2 Mio. Euro an, was auf zwei gegenläufige Entwicklungen zurückzuführen ist. Der Rückgang im Bereich der Industriegasturbineninstandsetzung wurde durch deutliche höhere Umsätze der PWC und CF34 Flugtriebwerke kompensiert. Im Jahresdurchschnitt wurden 423 (i. V. 418) Mitarbeiter beschäftigt.

Für das Jahr 2005 rechnet die MTU Maintenance Berlin-Brandenburg mit einer deutlichen Belebung der Geschäfte in allen Geschäftsfeldern.

Pratt & Whitney Canada Customer Support Centre Europe GmbH

Die Pratt & Whitney Canada Customer Support Centre Europe GmbH (CSC) in Ludwigsfelde bei Berlin ist ein 50/50 Joint Venture zwischen der MTU Maintenance Berlin-Brandenburg GmbH sowie Pratt & Whitney Canada, Montreal / Kanada. Das CSC ist im Bereich der Instandsetzung und Reparatur von Flugtriebwerken tätig und konnte seit der Gründung in 1992 eine führende Marktposition in der Region Europa, Afrika und Naher Osten einnehmen.
Im abgelaufenen Jahr konnte der Umsatz mit 137 Mio. Euro um 7 % gegenüber dem Vorjahr gesteigert werden, was hauptsächlich durch eine erweiterte Produktpalette sowie höhere Ersatzteilverkäufe erreicht werden konnte. Als reine Vertriebsgesellschaft beschäftigt das CSC 21 Mitarbeiter. Sie verteilen sich auf zwei Standorte in Ludwigsfelde bei Berlin und Southampton / England.

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MTU Maintenance Canada Ltd.

Die in 1998 gegründete MTU Maintenance Canada Ltd. mit Sitz in Richmond bei Vancouver/ Kanada, hat mit Jahresbeginn 2004 die in 2003 eingeleitete Restrukturierung abgeschlossen. Die Belegschaft wurde hierbei um 70% reduziert und der Betrieb in Gebäude zusammengelegt.
Daran anschließend wurden sämtliche Prozesse in der Administration und in der Produktion neu definiert, im Detail ausgearbeitet, implementiert und stabilisiert. Dies ging einher mit der Stilllegung der IT-Server in Vancouver und der Aufschaltung auf das System in Hannover. Schulungen in Vancouver und Hannover zu den gemeinsamen Prozessen und Performance Management bei 7-Tagebetrieb in Vancouver erreichten im Laufe des Jahres stetige Verbesserungen in Produktivität und Effizienzen, verbunden mit deutlichen Reduzierungen der Durchlaufzeiten zum Vorteil der Kunden.
Die Mitarbeiterzahl am 31.12.2004 beträgt 127.

MTU Maintenance Zhuhai Co. Ltd.

Mit China Southern Airlines vereinbarte die MTU im Jahr 1999 ein 50/50-Joint Venture zur Triebwerksinstandhaltung. Am 6. April 2001 wurde die MTU Maintenance Zhuhai Co. Ltd. in Zhuhai / China mit der Erteilung der Business License gegründet.
Das Unternehmen wurde in der Freihandelszone von Zhuhai auf einem für 50 Jahre gepachteten Grundstück errichtet. Am 5. November 2002 fand die offizielle Eröffnung statt. Die Gesamtinvestitionen des Joint Ventures werden sich bis 2010 auf rd. 100 Mio. US-Dollar belaufen, von denen bis Ende 2004 ca. drei Viertel erfolgt sind.
Das operative Geschäft wurde im Januar 2003 erfolgreich mit der Instandsetzung von V2500 Triebwerken gestartet, im April 2004 konnte zusätzlich mit der Instandsetzung des Triebwerktyps CFM 56-3 begonnen werden. Im Dezember 2004 erfolgte der Korrelationslauf für das CFM 56-5, so dass dieser Triebwerkstyp nun ebenfalls instand gehalten werden kann.
Im Anschluss an SARS und den Irakkrieg erholte sich der Luftfahrtsektor in China zusehends, so dass 56 Shop Visits in 2004 verzeichnet werden konnten. Kontinuierlich wurden die Reparaturmöglichkeiten erweitert, um die Fertigungstiefe zu erhöhen, so dass der geplante Level 3 für Zerlegung und Reparaturen erreicht wurde. Im September wurde mit der praktischen Ausbildung von 20 Triebwerksmechanikern begonnen.
Zum Jahresende beschäftigt die Maintenance Zhuhai Co. Ltd. 309 Mitarbeiter.

MTU Maintenance do Brasil Ltda.

Die MTU Maintenance do Brasil hat ihren Firmensitz in Sao Paulo / Brasilien und beschäftigt 3 Mitarbeiter. Seit dem Abschluss eines 15-jährigen Instandsetzungsvertrages im Juli 2000 mit der brasilianischen Fluggesellschaft TAM für deren V2500-A5 Triebwerke, schlägt die MTU Maintenance do Brasil die Brücke zur MTU Maintenance Hannover und zur MTU Aero Engines sowohl in technischen als auch in kommerziellen Angelegenheiten.
Darüber hinaus nutzt die MTU Maintenance do Brasil ihre Marktnähe aus, um Aufträge für die Instandhaltung von Flugtriebwerken und stationären Gasturbinen in Lateinamerika zu akquirieren, wobei wesentliche Erfolge insbesondere auf dem Sektor der Industriegasturbinen zu verzeichnen sind.

2. MAI. 2005 18:08 MTU MUC ABT AS NR. 004 S. 69

MTU Aero Engines North America Inc.

Die MTU Aero Engines North America Inc. in Newington / USA (AENA) ist eine 100%-ige Tochter der MTU Aero Engines GmbH.
Die am Standort Rocky Hill bestehenden Entwicklungskapazitäten wurden in 2004 von unserem in unmittelbarer Nähe befindlichen Kooperationspartner Pratt & Whitney zu ca. 50 % ausgelastet. Daneben wurden im Auftrag von MTU für die Triebwerksprogramme GP7000 und PW6000 Entwicklungsarbeiten durchgeführt.
Am Standort Newington fertigt die AENA rotierende Bauteile wie Scheiben und Dichtringe für viele militärische und zivile Triebwerke. Kunden sind die führenden Triebwerkshersteller. Die Fertigung von Turbopumpen für das US-Spaceshuttle-Programm verdeutlicht eindrucksvoll die Kompetenz unseres Unternehmens. In 2004 weitete die AENA ihre IBR (Integrally Bladed Rotor) / Blisk (Bladed Disk) Fertigung aus. Neben PW6000 und F119 IBR/Blisk wurden 2004 auch erste Entwicklungs-IBR/Blisk für die F135 gefertigt. Die F135 wird Ende 2008 als Triebwerk für den neuen US-amerikanischen Joint Strike Fighter in die Serienproduktion gehen.
Im Repairbereich konnten in 2004 weitere Kunden auf dem US-amerikanischen Markt gewonnen werden. Das Repairangebot wurde um das Triebwerk CFM56-3 erweitert .
Ingesamt beschäftigte die AENA zum Jahresende 190 Mitarbeiter.

Vericor Power Systems LLC

Vericor Power Systems LLC (Vericor) ist eine 100%-ige Tochtergesellschaft der MTU Aero Engines mit Sitz in Atlanta / USA. Vericor ist weltweit verantwortlich für Vermarktung, Vertrieb und Betreuung der Gasturbinen ASE8, ASE40, ASE50, TF40 und TF50 im Leistungsbereich von 0,5 bis 15 MW, die für industrielle und maritime Anwendungen eingesetzt werden. Im Industriebereich werden schlüsselfertige Kraft-Wärmekopplungsanlagen, Stromerzeugungsanlagen und OEM Gasturbinen angeboten. Im maritimen Bereich werden die Produkte von Vericor sowohl kommerziell als auch militärisch verwendet. Die Wartung, Instandhaltung und Reparatur der von Vericor vertriebenen Produkte wird durch ein weltweites Netz von Service Centern gewährleistet.
Die Gesellschaft beschäftigte am Jahresende 34 Mitarbeiter.

Atena Engineering GmbH

Die Atena Engineering GmbH (Atena), eine 100%-ige Tochter der MTU Aero Engines GmbH, bietet hochwertige Engineering- und Technologie-Dienstleistungen in den Bereichen Turbosystems, Aerospace und Automotive Technology an.
Die Dienstleistungen umfassen die Bereiche Produktgestaltung, d.h. Konstruktion und Analytik, Produktionsvorbereitung sowie Elektronik, Hardware- und Softwareentwicklung mit Schwerpunkt sicherheitskritische Elektronik und Projektmanagement. Zu den Kunden der Atena zählen alle Hersteller von Flugzeugen und Hubschraubern in Deutschland und deren namhafte Zulieferer sowie ein Großteil der Hersteller und Zulieferer der deutschen Automobilindustrie.
Die Atena hat neben ihrer Zentrale in München Zweigniederlassungen in vielen Regionen Deutschlands und eine Tochtergesellschaft in Indien. Im Herbst 2004 wurde mit zwei weiteren Partnern das Joint Venture EUROAIR GmbH gegründet, um im Bereich Aerospace die Angebotspalette zu erweitern.
Die Atena beschäftigte zum Jahresende 463 Mitarbeiter in Deutschland und 16 Mitarbeiter in Indien.

2. MAI. 2005 18:08 | MTU MUC ABT AS | NR. 004 S. 10

Wechselkursrisiken

Die Wechselkursrisiken des Geschäfts betreffen überwiegend Exportüberschüsse der MTU-M und der inländischen Tochtergesellschaften aus dem US-Dollar-Raum. Einen wesentlichen Teil des Saldos aus US-Dollar-Einnahmen und -Ausgaben (Net Exposure) sichert die MTU durch Devisenterminverkäufe ab. Die derzeitigen Sicherungen reichen bis in das Jahr 2006. Daneben ergibt sich durch die teilweise auf USD umgestellte Bankenfinanzierung sowie durch zugehörige Währungs-Swaps für die Zinsen eine weitere Verminderung unseres USD-Exposures.

Ausblick

In 2004 ist die lange erwartete Belebung in der zivilen Luftfahrt eingetreten. Allerdings wurden die positiven Einflüsse bei den Airlines aus der steigenden Nachfrage im Flugverkehr in erheblichem Maß durch die Verteuerung des Flugbenzins im zweiten Halbjahr 2004 wieder aufgezehrt. Für 2005 gehen wir von einer Volumenerhöhung im Zivilgeschäft aus, die jedoch bei weiter verfallendem USD-Kurs nicht in vollem Umfang im Umsatz wirksam werden könnte.
Im Behördengeschäft sorgen insbesondere die Programme TP400-D6 und EJ200, von dem in 2004 die zweite Tranche unterzeichnet wurde, für eine längerfristige Auslastung, die auch Reduzierungen im Programm RB199 ausgleichen, das von Flugzeugstilllegungen betroffen ist. Aufgrund der Programmsituation erwarten wir im Behördengeschäft für 2005 einen konstanten Umsatz.

Für Jahresergebnis und Cash Flow 2005 erwarten wir verglichen mit 2004 eine weiter positive Entwicklung.

Udo Stark | Bernd Kessler | Dr. Michael Süß | Reiner Winkler

2. MAI. 2005 18:09 MTU MUC ABT AS NR. 004

33. Notification of Sales Prospectus, published on June 7, 2005
ENGLISH TRANSLATION OF GERMAN ORIGINAL

MTU Aero Engines Holding AG

Munich

Notice of the

Availability of the Sales Prospectus

of June 3, 2005

for admission to the Official Market Segment of the Frankfurt Stock Exchange with simultaneous admission to the sub-segment of the Official Market Segment with additional post-admission obligations (Prime Standard) of

55,000,000 ordinary registered shares
with no par value (no par value shares)
(entire share capital)

with each such share representing a notional amount of the share capital of EUR 1,00 and with full dividend rights as from January 1, 2005

International Securities Identification Number (ISIN) DE000AOD9PTO
German Securities Identification Number Wertpapier-Kenn-Nummer (WKN): AOD9PT
Common Code 021997102

of

MTU Aero Engines Holding AG
Munich

The Sales Prospectus of June 3, 2005 will be made available for issue free of charge at UBS Limited c/o UBS Investment Bank AG, Stephanstrasse 14-16, 60313 Frankfurt am Main, Fax-Nr. (069) 1369-8631, at Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Fax-Nr. (069) 910-38587, at Goldman, Sachs & Co. oHG, MesseTurm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Fax-Nr. (069) 7532-2800, and with the other, undermentioned consortium banks, at Deutsche Börse AG, Abteilung Listing, Neue Börsenstrasse 1, 60487 Frankfurt am Main, Fax-Nr. (069) 211-13991, and with MTU Aero Engines Holding AG, Dachauer-Str. 665, 80995 Munich, Fax-Nr. (089) 1489-95062. Furthermore, the Sales Prospectus will be published from June 3, 2005 on the Internet under www.mtu.de/aktie and www.deutsche-boerse.de.

Frankfurt am Main, Cologne, London, Munich and Paris, June 2005

UBS Limited
Deutsche Bank Aktiengesellschaft
Goldman, Sachs & Co. oHG

JPMorgan Cazenove Limited
Commerzbank Aktiengesellschaft
Bayerische Hypo- und Vereinsbank AG
BNP Paribas Arbitrage SNC
Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien

Bekanntmachungstext im Elektronischen Bundesanzeiger – Bekanntmachungstext in www.ebundesanzeiger.de

MTU Aero Engines

MTU Aero Engines Holding AG

München

Hinweisbekanntmachung

Bereithaltung des Börsenzulassungsprospekts

vom 3. Juni 2005

für die Zulassung zum amtlichen Markt mit gleichzeitiger Zulassung zum Teilbereich des amtlichen Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse der

55.000.000 auf den Namen lautenden Stammaktien ohne Nennbetrag (Stückaktien)
(gesamtes Grundkapital)

mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 je Stückaktie und mit voller Gewinnanteilberechtigung ab dem 1. Januar 2005

International Securities Identification Number (ISIN) DE000AOD9PT0
Wertpapier-Kenn-Nummer (WKN): AOD9PT
Common Code 021997102

der

MTU Aero Engines Holding AG
München

Der Börsenzulassungsprospekt vom 3. Juni 2005 wird bei der UBS Limited c/o UBS Investment Bank AG, Stephanstraße 14 - 16, 60313 Frankfurt am Main, Fax-Nr. (069) 1369-8631, bei der Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Fax-Nr. (069) 910-38587, bei der Goldman, Sachs & Co. oHG, MesseTurm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Fax-Nr. (069) 7532-2800 sowie bei den übrigen nachstehenden Konsortialbanken, bei der Deutsche Börse AG, Abteilung Listing, Neue Börsenstraße 1, 60487 Frankfurt am Main, Fax-Nr. (069) 211-13991, sowie bei der MTU Aero Engines Holding AG, Dachauer Str. 665, 80995 München, Fax-Nr. (089) 1489-95062, zur kostenlosen Ausgabe bereitgehalten. Ferner ist der Börsenzulassungsprospekt vom 3. Juni 2005 elektronisch über die Internetseiten der Gesellschaft (www.mtu.de/aktie) sowie der Deutsche Börse AG (www.deutsche-boerse.com) abrufbar.

Frankfurt am Main, Köln, London, München und Paris, im Juni 2005

UBS Limited	Deutsche Bank Aktiengesellschaft	Goldman, Sachs & Co. oHG

© Copyright by Bundesanzeiger Verlagsges. mbH. Alle Rechte vorbehalten.

Bekanntmachungstext im Elektronischen Bundesanzeiger - Bekanntmachungstext in www.ebundesanzeiger.de

JPMorgan Cazenove Limited

Commerzbank Aktiengesellschaft

Bayerische Hypo- und Vereinsbank AG

BNP Paribas Arbitrage SNC

Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien

MTU Aero Engines Holding AG

Munich

Sales Offer

and at the same time

Notice of the Availability of Amendment No. 1 to the Preliminary Sales Prospectus of May 23, 2005

for

up to 15,000,000 ordinary registered shares with no par value (no par value shares)
resulting from the capital increase against cash contributions expected to be resolved by an extraordinary shareholders' meeting on May 30, 2005

and for

up to 16,000,000 ordinary shares with no par value (no par value shares)
from the holdings of Blade Lux Holding Two S.à r.l. (the "Selling Shareholder")

and for

up to 4,650,000 ordinary shares with no par value (no par value shares)
from the holdings of the Selling Shareholder with respect to the potential over-allotment,

in each case with each such share currently representing a notional amount of the share capital of EUR 1,00 and with full dividend rights as from January 1, 2005

International Securities Identification Number (ISIN) DE000AOD9PTO
German Securities Identification Number Wertpapier-Kenn-Nummer (WKN): AOD9PT
Common Code 021997102

This Sales Prospectus includes up to 35,650,000 ordinary shares with no par value (no par value shares), each representing a notional amount of the share capital of EUR 1,00. The shareholders' meeting of MTU Aero Engines Holding AG is expected to resolve on May 30, 2005 to increase the share capital of the Company by EUR 15,000,000 by the issuance of 15,000,000 ordinary shares with no par value (no par value shares) against cash contributions. In addition, this Sales Offer also includes up to 16,000,000 ordinary shares with no par value (no par value shares) from the holdings of the Selling Shareholder and up to 4,650,000 ordinary shares with no par value (no par value shares) from the holdings of the Selling Shareholder with respect to the potential over-allotment. All offered shares have full dividend rights as from January 1, 2005.

Under the management of UBS Limited, Deutsche Bank Aktiengesellschaft and Goldman, Sachs & Co. oHG as Joint Bookrunners, the new shares issued in the capital increase as well as the shares held by the Selling Shareholder will be offered by the undermentioned banks through (i) a public offering

in Germany, and (ii) a private placement outside of Germany. In the United States of America, the offering consists of a private placement to qualified institutional buyers ("Qualified Institutional Buyers") in reliance on Rule 144A of the U.S. Securities Act of 1933, as amended (with the exception of the preferential allotment of shares to shareholders, members of management and employees of Kohlberg Kravis & Co. L.P. and certain affiliated companies and persons, which is being made pursuant to another private placement exemption from the registration requirements under the Securities Act).

Interested investors have the possibility (subject to the shortening of the offer period as described below), during the time period of

May 25 until June 3, 2005
(12.00 pm MESZ for private investors and 14.00 pm for institutional investors)

to place purchase orders at branch offices of the following banks:

UBS Limited
Deutsche Bank Aktiengesellschaft
Goldman, Sachs & Co. oHG
Cazenove AG
Commerzbank Aktiengesellschaft
Bayerische Hypo- und Vereinsbank AG
BNP Paribas
Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien

The price range, within which purchase orders may be placed, is

EUR 19,00 to EUR 22,00

per ordinary registered share with no par value (no par value shares)

Purchase orders can be placed with a price limit within the price range. Investors can revoke their purchase orders until the end of the offer period as set out above. The final offer price, at which the acquisition of the shares allotted to the investors will consistently be calculated, is expected to be established on June 3, 2005, as determined based on the purchase orders placed until the end of the offer period and on the basis of an order book as part of the boo bookbuilding process. The purchase price is expected to be published on June 3, 2005 via electronic media such as Reuters, in the Frankfurter Allgemeine Zeitung on June 6, 2005 and at a later time in the Bundesanzeiger, and may thereafter be elicited via electronic media and with the above-mentioned banks.

Purchase offers are received by the above-mentioned banks during normal business hours without engagement. If the number of shares offered does not suffice to cover all purchase orders at the final offer price, the banks reserve the right not to accept purchase orders at all, or to only accept purchase orders partially. A sales contract for the offered shares is concluded at the time of the allotment to the individual investor.

The Company and the Selling Shareholder reserve the right, until the last day of the offer period, after consultation with the Joint Bookrunners, to extend or shorten the offer period, to increase or reduce the number of offered shares and/or to lower/increase the lower and/or higher range of the price range. If this is the case, such change will be made public by publication via an electronic information system and in accordance with the statutory requirements in a stock exchange publication

(*Börsenpflichtblatt*). There will be no individual notice to the investors who have placed purchase orders. In such case, an amendment to the preliminary sales prospectus of May 23, 2005 will be published. The change of the price range, the number of offered shares and/or the extension or shortening of the offer period does not extinguish prior purchase orders. Investors who have already placed a purchase order have the possibility, until the end of the offer period, to revoke or change their purchase orders or place new limited or unlimited purchase orders.

The Joint Bookrunners reserve the right to abort the implementation of the offer under certain conditions (inter alia, force majeure).

Payment of the purchase price by the investors for the shares, plus the usual commission payments, is expected to occur on June 8, 2005. The shares will be credited to the accounts at the depository banks of the relevant shareholders. Pursuant to the articles of association, the shareholders are not entitled to receive physical share certificates for their respective shareholdings.

The shares of MTU Aero Engines Holding AG are to be admitted to the Official Market Segment of the Frankfurt Stock Exchange with simultaneous admission to the sub-segment of the Official Market Segment with additional post-admission obligations (Prime Standard). Admission to trading is expected to occur on June 6, 2005.

Further details about the placement of the shares are set out in the preliminary sales prospectus of May 23, 2005, which has been approved by the Frankfurt Stock Exchange.

Amendment No. 1 to the preliminary sales prospectus of May 23, 2005 will be made available for issue free of charge at UBS Limited c/o UBS Investment Bank AG, Stephanstrasse 14-16, 60313 Frankfurt am Main, Fax-Nr. (069) 1369-8631, at Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Fax-Nr. (069) 910-38587, at Goldman, Sachs & Co. oHG, MesseTurm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Fax-Nr. (069) 7532-2800, and with the other, undermentioned consortium banks, at Deutsche Börse AG, Abteilung Listing, Neue Börsenstrasse 1, 60487 Frankfurt am Main, Fax-Nr. (069) 211-13991, and with MTU Aero Engines Holding AG, Dachauer-Str. 665, 80995 Munich, Fax-Nr. (089) 1489-95062. Furthermore, the amendment no. 1 and the preliminary sales prospectus of May 23, 2005 will be available on the Internet under www.mtu.de/aktie and www.deutsche-boerse.de.

London, Frankfurt am Main, Munich and Paris, May 2005

MTU Aero Engines Holding AG

UBS Limited
Deutsche Bank Aktiengesellschaft
Goldman, Sachs & Co. oHG

JPMorgan Cazenove Limited
Commerzbank Aktiengesellschaft
Bayerische Hypo- und Vereinsbank AG
BNP Paribas Arbitrage SNC
Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien

Bekanntmachungstext im Elektronischen Bundesanzeiger – Bekanntmachungstext in www.ebundesanzeiger.de

MTU Aero Engines Holding AG

München

Verkaufsangebot

und zugleich

Bekanntmachung über die Bereithaltung des Nachtrags Nr. 1
zum Unvollständigen Verkaufsprospekt vom 23. Mai 2005

für

bis zu 15.000.000 auf den Namen lautende Stammaktien ohne Nennbetrag (Stückaktien)
aus der voraussichtlich am 30. Mai 2005 von der außerordentlichen Hauptversammlung zu beschließenden Kapitalerhöhung gegen Bareinlagen

und für

bis zu 16.000.000 auf den Namen lautende Stammaktien ohne Nennbetrag (Stückaktien)
aus dem Eigentum der Blade Lux Holding Two S.à r.l., Luxemburg,
(die „abgebende Aktionärin")

sowie für

bis zu 4.650.000 auf den Namen lautende Stammaktien ohne Nennbetrag (Stückaktien)
aus dem Eigentum der abgebenden Aktionärin im Hinblick auf eine eventuelle Mehrzuteilung,

jeweils mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 je Stückaktie
und mit voller Gewinnanteilberechtigung ab dem 1. Januar 2005,

– International Securities Identification Number (ISIN) DE000A0D9PT0 –
– Wertpapier-Kenn-Nummer (WKN) A0D 9PT –
– Common Code 021997102 –

Dieses Verkaufsangebot umfasst bis zu 35.650.000 auf den Namen lautende Stammaktien ohne Nennbetrag (Stückaktien) mit einem anteiligen Betrag am Grundkapital von EUR 1,00 je Stückaktie. Die Hauptversammlung der MTU Aero Engines Holding AG wird voraussichtlich am 30. Mai 2005 beschließen, das Grundkapital der Gesellschaft um EUR 15.000.000,00 durch Ausgabe von 15.000.000 auf den Namen lautenden Stückaktien gegen Bareinlagen zu erhöhen. Darüber hinaus umfasst dieses Verkaufsangebot bis zu 16.000.000 auf den Namen lautende Stückaktien aus dem Eigentum der abgebenden Aktionärin sowie bis zu 4.650.000 auf den Namen lautende Stückaktien aus dem Eigentum der abgebenden Aktionärin im Hinblick auf eine etwaige Mehrzuteilung. Alle angebotenen Aktien sind ab dem 1. Januar 2005 voll gewinnanteilberechtigt.

Unter der Führung von UBS Limited, Deutsche Bank Aktiengesellschaft und Goldman, Sachs & Co. oHG als Joint Bookrunners werden die neuen Aktien aus der Kapitalerhöhung sowie die Aktien aus dem Bestand der abgebenden Aktionärin von den

Bekanntmachungstext im Elektronischen Bundesanzeiger – Bekanntmachungstext in www.ebundesanzeiger.de

nachfolgend aufgeführten Banken im Rahmen (i) eines öffentlichen Angebots in der Bundesrepublik Deutschland und (ii) einer Privatplatzierung außerhalb der Bundesrepublik Deutschland angeboten. In den Vereinigten Staaten von Amerika erfolgt eine Platzierung an qualifizierte institutionelle Anleger („Qualified Institutional Buyers") gemäß Rule 144A des United States Securities Act von 1933 in der derzeit gültigen Fassung (mit Ausnahme der bevorrechtigten Zuteilung an Gesellschafter, Mitglieder der Geschäftsführung und Mitarbeiter von Kohlberg Kravis Roberts & Co. L.P. und assoziierten Gesellschaften und Personen, im Rahmen derer die Aktien gemäß einer anderen Ausnahme von den Registrierungserfordernissen des Securities Act privat platziert werden).

Interessierte Anleger haben (vorbehaltlich einer Verkürzung der Angebotsfrist wie nachstehend beschrieben) die Möglichkeit, in der Zeit

vom 25. Mai bis zum 3. Juni 2005
(12.00 Uhr MESZ für Privatanleger und 14.00 Uhr MESZ für institutionelle Investoren)

Kaufangebote bei den Niederlassungen der nachstehend aufgeführten Banken abzugeben:

UBS Limited	**Deutsche Bank Aktiengesellschaft**	**Goldman, Sachs & Co. OHG**
Cazenove AG	**Commerzbank Aktiengesellschaft**	**Bayerische Hypo- und Vereinsbank AG**
BNP Paribas		**Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien**

Die Preisspanne, innerhalb derer Kaufangebote abgegeben werden können, beträgt

EUR 19,00 bis EUR 22,00

je auf den Namen lautende Stammaktie ohne Nennbetrag (Stückaktie)

Kaufangebote können mit einem Preislimit innerhalb der Preisspanne versehen werden. Anleger können ihre Kaufaufträge bis zum Ende der vorgenannten Angebotsfrist widerrufen. Der endgültige Kaufpreis, zu dem der Erwerb der an Anleger zugeteilten Aktien einheitlich abgerechnet wird, wird auf Basis der bis zum Ende der Verkaufsfrist eingegangenen Kaufaufträge mit Hilfe des im Bookbuilding-Verfahren erstellten Orderbuchs voraussichtlich am 3. Juni 2005 festgelegt. Der Kaufpreis wird voraussichtlich am 3. Juni 2005 über elektronische Medien wie Reuters, am 6. Juni 2005 in der Frankfurter Allgemeine Zeitung sowie zu einem späteren Zeitpunkt im Bundesanzeiger veröffentlicht werden und kann nach der vorgenannten Veröffentlichung über elektronische Medien und bei den oben genannten Banken erfragt werden.

Kaufangebote werden von den oben genannten Banken freibleibend während der üblichen Schalterstunden entgegengenommen. Insbesondere für den Fall, dass das Platzierungsvolumen nicht ausreicht, um sämtliche Kaufangebote zum endgültigen Platzierungspreis zu bedienen, behalten sich die oben genannten Banken vor, Kaufangebote nicht oder nur teilweise anzunehmen. Ein Kaufvertrag über die angebotenen Aktien kommt mit der Zuteilung an den jeweiligen Anleger zustande.

Die Gesellschaft und die abgebende Aktionärin behalten sich bis zum letzten Tag der Angebotsfrist vor, nach Beratung mit den Joint Bookrunners die Angebotsfrist zu verlängern oder zu verkürzen, die Anzahl der angebotenen Aktien zu erhöhen oder zu verringern und/oder die untere und/oder obere Abgrenzung der Preisspanne abzusenken oder zu erhöhen. Sofern von dieser Möglichkeit Gebrauch gemacht wird, wird dies durch Veröffentlichung über ein elektronisches Informationssystem sowie nach Maßgabe der gesetzlichen Vorschriften in einem Börsenpflichtblatt bekannt gemacht. Eine individuelle Unterrichtung einzelner Anleger, die Zeichnungsaufträge abgegeben haben, erfolgt nicht. In diesem Fall wird ein Nachtrag zum unvollständigen Verkaufsprospekt vom 23. Mai 2005 veröffentlicht werden. Die Veränderung der Preisspanne, der Anzahl der angebotenen Aktien und/oder die Verlängerung oder Verkürzung der Angebotsfrist führt nicht zum Erlöschen bereits abgegebener Kaufangebote. Anleger, die bereits ein Angebot abgegeben haben, haben jedoch die Möglichkeit, bis zum Ende der Angebotsfrist ihre bis dahin abgegebenen Kaufangebote zu widerrufen oder abzuändern oder neue limitierte oder unlimitierte Kaufangebote abzugeben.

Die Joint Bookrunners behalten sich vor, die Durchführung des Angebots unter gewissen Bedingungen (u.a. höhere Gewalt) abzubrechen.

Der Kaufpreis für die Aktien zuzüglich der üblichen Effektenprovision ist von den Erwerbern voraussichtlich am 8. Juni 2005 zu entrichten. Die Aktien werden den Aktionären auf dem von ihnen angegebenen Wertpapierdepot bei ihrer jeweiligen Depotbank gutgeschrieben. Der Anspruch der Aktionäre auf Einzelverbriefung ihrer Anteile ist satzungsgemäß ausgeschlossen.

Bekanntmachungstext im Elektronischen Bundesanzeiger - Bekanntmachungstext in www.ebundesanzeiger.de

Die Aktien der MTU Aero Engines Holding AG sollen zum amtlichen Markt sowie zum Teilbereich des amtlichen Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse zugelassen werden. Die Aufnahme des Handels wird voraussichtlich am 6. Juni 2005 erfolgen.

Weitere Einzelheiten der Aktienplatzierung sind dem Unvollständigen Verkaufsprospekt vom 23. Mai 2005 zu entnehmen, der von der Frankfurter Wertpapierbörse gebilligt wurde.

Der Nachtrag Nr. 1 zum Unvollständigen Verkaufsprospekt vom 23. Mai 2005 wird bei der UBS Limited c/o UBS Investment Bank AG, Stephanstraße 14 - 16, 60313 Frankfurt am Main, Fax-Nr. (069) 1369-8631, bei der Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Fax-Nr. (069) 910-38587, bei der Goldman, Sachs & Co. oHG, MesseTurm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Fax-Nr. (069) 7532-2800, sowie bei den übrigen nachstehenden Konsortialbanken, bei der Deutsche Börse AG, Abteilung Listing, Neue Börsenstraße 1, 60487 Frankfurt am Main, Fax-Nr. (069) 211-13991, sowie bei der MTU Aero Engines Holding AG, Dachauer Str. 665, 80995 München, Fax-Nr. (089) 1489-95062, zur kostenlosen Ausgabe bereitgehalten. Ferner sind der Nachtrag Nr. 1 und der Unvollständige Verkaufsprospekt vom 23. Mai 2005 elektronisch über die Internetseite der Gesellschaft (www.mtu.de/aktie) sowie der Deutsche Börse AG (www.deutsche-boerse.com) abrufbar.

London, Frankfurt am Main, München und Paris, im Mai 2005

MTU Aero Engines Holding AG

UBS Limited	**Deutsche Bank Aktiengesellschaft**	**Goldman, Sachs & Co. OHG**
JPMorgan Cazenove Limited	**Commerzbank Aktiengesellschaft**	**Bayerische Hypo- und Vereinsbank AG**
BNP Paribas Arbitrage SNC		**Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien**

RECEIVED
2005 SEP 20 A 11:22

MTU Aero Engines Holding AG

Munich

Notice of the Availability of Preliminary Sales Prospectus of May 23, 2005

for

up to 15,000,000 ordinary registered shares
with no par value (no par value shares)
resulting from the capital increase against cash contributions expected to be resolved by an extraordinary shareholders' meeting on May 30, 2005

and for

up to 16,000,000 ordinary shares
with no par value (no par value shares)
from the holdings of the Selling Shareholder

and for

up to 4,650,000 ordinary shares
with no par value (no par value shares)
from the holdings of the Selling Shareholder with respect to the potential over-allotment

in each case with each such share currently representing a notional amount of the share capital of EUR 1,00 and with full dividend rights as from January 1, 2005

International Securities Identification Number (ISIN) DE000AOD9PTO
German Securities Identification Number Wertpapier-Kenn-Nummer (WKN): AOD9PT
Common Code 021997102

of

MTU Aero Engines Holding AG
Munich

The Preliminary Sales Prospectus of May 23, 2005 has been approved by the Frankfurt Stock Exchange and will be made available for issue free of charge at UBS Limited c/o UBS Investment Bank AG, Stephanstrasse 14-16, 60313 Frankfurt am Main, Fax-Nr. (069) 1369-8631, at Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Fax-Nr. (069) 910-38587, at Goldman, Sachs & Co. oHG, MesseTurm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Fax-Nr. (069) 7532-2800, and with the other, undermentioned consortium banks, at Deutsche Börse AG, Abteilung Listing, Neue Börsenstrasse 1, 60487 Frankfurt am Main, Fax-Nr. (069) 211-13991, and with MTU Aero Engines Holding AG, Dachauer-Str. 665, 80995 Munich, Fax-Nr. (089) 1489-95062. Furthermore, the amendment no. 1 and the preliminary sales prospectus of May 23, 2005 will be available on the Internet under www.mtu.de/aktie and www.deutsche-boerse.de.

London, Frankfurt am Main, Munich and Paris, May 2005

UBS Limited
Deutsche Bank Aktiengesellschaft
Goldman, Sachs & Co. oHG

JPMorgan Cazenove Limited
Commerzbank Aktiengesellschaft
Bayerische Hypo- und Vereinsbank AG
BNP Paribas Arbitrage SNC
Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien

Bekanntmachungstext im Ele... nischen Bundesanzeiger – Bekanntmachungs... in www.ebundesanzeiger.de

MTU Aero Engines Holding AG

München

Hinweisbekanntmachung

Bereithaltung des Unvollständigen Verkaufsprospekts vom 23. Mai 2005

für

bis zu 15.000.000 auf den Namen lautende Stammaktien
ohne Nennbetrag (Stückaktien)
aus der voraussichtlich am 30. Mai 2005 von der außerordentlichen Hauptversammlung zu beschließenden Kapitalerhöhung gegen Bareinlagen

und für

bis zu 16.000.000 auf den Namen lautende Stammaktien
ohne Nennbetrag (Stückaktien)
aus dem Eigentum der abgebenden Aktionärin

sowie für

bis zu 4.650.000 auf den Namen lautende Stammaktien
ohne Nennbetrag (Stückaktien)
aus dem Eigentum der abgebenden Aktionärin im Hinblick auf eine eventuelle Mehrzuteilung

jeweils mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 je Stückaktie und mit voller Gewinnanteilberechtigung ab dem 1. Januar 2005

International Securities Identification Number (ISIN) DE000A0D9PT0
Wertpapier-Kenn-Nummer (WKN): A0D9PT
Common Code 021997102

der

MTU Aero Engines Holding AG
München

Der Unvollständige Verkaufsprospekt vom 23. Mai 2005 ist von der Frankfurter Wertpapierbörse gebilligt worden und wird bei der UBS Limited c/o UBS Investment Bank AG, Stephanstraße 14-16, 60313 Frankfurt am Main, Fax-Nr. (069) 1369-8631, bei der Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Fax-Nr. (069) 910-38587, bei der Goldman

Sachs & Co. oHG, MesseTurm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Fax-Nr. (069) 7532-2800, sowie bei den übrigen nachstehenden Konsortialbanken, bei der Deutsche Börse AG, Abteilung Listing, Neue Börsenstraße 1, 60487 Frankfurt am Main, Fax-Nr. (069) 211-13991, sowie bei der MTU Aero Engines Holding AG, Dachauer Str. 665, 80995 München, Fax-Nr. (089) 1489-95062, zur kostenlosen Ausgabe bereit gehalten. Ferner ist der Unvollständige Verkaufsprospekt vom 23. Mai 2005 elektronisch über die Internetseite der Gesellschaft (www.mtu.de/aktie) sowie der Deutsche Börse AG (www.deutsche-boerse.com) abrufbar.

London, Frankfurt am Main, München und Paris, im Mai 2005

UBS Limited	**Deutsche Bank** Aktiengesellschaft	**Goldman, Sachs & Co. oHG**
JPMorgan Cazenove Limited	**Commerzbank** Aktiengesellschaft	**Bayerische Hypo- und Vereinsbank AG**
BNP Paribas Arbitrage SNC		**Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien**

Bekanntmachungstext im Elektronischen Bundesanzeiger - Bekanntmachungst... in www.ebundesanzeiger.de